
xstrata


07020359

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION
186

SUPPL

Thursday, January 11, 2007

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of October, November and December 2006 as well as a copy of the Proposed Acquisition of Falconbridgte Limited Circular, Supplementary Circular, Second Supplementary Circular, Rights Issue, Listing Particulars Guaranteed Convertible Bonds due 2017.

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com




SEC MAIL
PROCESSING
RECEIVED
JAN 16 2007
WASH, D.C.
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SECTION



xstrata

COMPANY ANNOUNCEMENT

DOCUMENT LODGED WITH THE FINANCIAL SERVICES AUTHORITY

Zug, 3 October 2006

Two copies of the document listed below have been submitted to The Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Document submitted:
Prospectus in relation to Rights Issue

Copies of the Prospectus are also available at the Company's registered office at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom.

ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA



SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C. SECTION
186



xstrata

NEWS RELEASE

1 FOR 3 RIGHTS ISSUE OF UP TO 235,787,596 NEW SHARES AT £12.65 PER NEW SHARE TO RAISE APPROXIMATELY £2.9 BILLION (APPROXIMATELY US$5.5 BILLION)

Zug, 3 October 2006

Xstrata announces a fully underwritten rights issue of up to 235,787,596 New Shares at a price of £12.65 pence per New Share on the basis of one New Share for every three Existing Shares held on the record date of Monday, 2 October 2006.

The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses, are expected to be approximately £2.9 billion (approximately US$5.5 billion). The Rights Issue is being undertaken to refinance part of the US$7.0 billion Equity Bridge Facility arranged as part of the financing for the successful acquisition of Falconbridge in August 2006.

The Issue Price of £12.65 pence per New Share represents a 42.5% discount to the closing middle-market price of the Ordinary Shares of £21.98 on 2 October 2006 (a 35.6% discount to the theoretical ex-rights price (TERP) of £19.6475)[1].

Save in respect of New Shares which Glencore International takes up pursuant to the irrevocable undertakings it has given to the Company and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter, the Rights Issue is fully underwritten by Deutsche Bank and, on behalf of its affiliate JPMorgan Cazenove, by J.P. Morgan Securities Ltd.

Glencore International and Credit Suisse Securities (Europe) Limited ("CSSEL") have the largest shareholdings in the Company, holding approximately 14% and 22% respectively of the Ordinary Shares. Glencore International has irrevocably undertaken to take up its full entitlements under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and

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1 See the section headed "The Theoretical Ex-Rights Price (TERP)" below for a description of the calculation of the discount to the TERP.

payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings (approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue). Glencore International will be paid an underwriting commission by the Company of US$35.1 million in connection with its undertakings.

Dealings in New Shares, nil paid, are expected to commence on the London Stock Exchange and on the SWX Swiss Exchange ("SWX") on Thursday, 5 October 2006. The expected latest date for acceptance and payment in full under the Rights Issue is Friday, 27 October 2006.

The Rights Issue is conditional upon a number of matters that are typical for a transaction of this nature. If these conditions are not fulfilled, the Rights Issue will not proceed. Shareholder approval is not required in respect of the Rights Issue following the passing of the resolutions at the Extraordinary General Meeting of the Company held on 30 June 2006. Shareholders who choose not to take up their rights under the Rights Issue will be diluted by approximately 33.3% following the issue of the New Shares.

Commenting, Mick Davis, Xstrata Chief Executive, said:
"The buoyant cash flow generation of the Enlarged Xstrata Group and our confidence in the prospects for the business following the first six weeks of ownership of the Falconbridge assets have exceeded our expectations. This has enabled us to reduce the size of the Rights Issue, from the anticipated US$7.0 billion required to be refinanced under the Equity Bridge Facility, to approximately US$5.5 billion net of expenses and is in line with our commitment to maintain an investment grade credit rating and a prudent capital structure that provides the flexibility to fund the enormous organic growth potential within our portfolio. The remainder of the Equity Bridge Facility will be funded through cash flow and/or through alternative means, which may include accessing the debt markets.

"We have been very encouraged by the quality of personnel and assets within Falconbridge since taking control and beginning the integration process into Xstrata's devolved business structure. The initial 30-day stage of that process is now complete and we have confirmed offers of positions with the Enlarged Xstrata Group or redundancies for all former Falconbridge employees.

"We have successfully established two new commodity businesses, Xstrata Nickel and Xstrata Aluminum, integrated the copper and zinc operations to form new business units within Xstrata Copper and Xstrata Zinc and appointed the senior executives across these new structures. Our teams have made excellent progress in transforming the businesses, realigning resources and responsibility within Xstrata's devolved business structure and identifying a number of exciting opportunities for further value creation for the Enlarged Xstrata Group. As a consequence, we believe there is upside potential for additional synergy benefits from the acquisition. The execution stage of our integration process is now underway and we expect this to complete at the end of this year, at which point we will be in a position to provide greater detail on the potential that we believe the Falconbridge Acquisition has delivered to Xstrata. Key priorities for this next stage, therefore, will be the completion of our review of the aluminium business, the ongoing identification and delivery of synergies and the development of the organic growth potential of the Enlarged Xstrata Group."

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

Deutsche Bank
Brett Olsher +44 20 7545 6459
Charlie Foreman +44 20 7547 6843
Toby Clark +44 20 7547 6914

JPMorgan Cazenove
Ian Hannam +44 20 7155 8641
Barry Weir +44 20 7155 4847
Robert Stafler +44 20 7155 8644

Slide presentation and conference call

There will be an investment market conference call today at 09.30 a.m. (London time) hosted by Mick Davis, Chief Executive, and Trevor Reid, Chief Financial Officer.

The dial in telephone number is +44 20 7863 6101 and the call can also be accessed via the internet at www.xstrata.com.

A slide presentation explaining the key features of the Rights Issue will also be available from www.xstrata.com from 7.30 a.m. today.

A replay of the conference call / audiocast will be available from approximately 2 p.m. today from www.xstrata.com and by telephone as follows:
Telephone replay number +44 20 8196 1998
Access code: 814081#.

Due to regulatory restrictions, participation in the webcast and conference call, and access to certain information in connection with the Rights Issue on the Company's website, will be restricted for persons located or resident in United States, Australia, Canada, Japan or South Africa and other persons whose participation or access would be unlawful.

This announcement is not a prospectus but an advertisement and investors should not subscribe for or purchase any of the securities referred to in this advertisement except on the basis of the information in the Prospectus expected to be published later today. *The Prospectus will be available at the registered office of Xstrata plc at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom and will otherwise be made available to the public in accordance with the Prospectus Rules.*

Deutsche Bank and JPMorgan Cazenove are joint brokers to Xstrata and are acting as joint sponsors to the Rights Issue. Deutsche Bank and J.P. Morgan Securities Ltd. are acting as joint underwriters to the Rights Issue.

Deutsche Bank AG is authorised under German Banking Law (Competent authority: BaFin – Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Rights Issue.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority and is regulated by the Financial Services Authority for the conduct of UK business, is acting exclusively for the Company and no one else in connection with the Rights Issue, and will not be responsible to anyone other than the Company for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in connection with the Rights Issue.

The Banks or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata group. In addition, affiliates of the Banks are lenders under certain of the Xstrata group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Enlarged Xstrata Group's US$2.5 billion Debt Bridge Facility Agreement, its US$9.5 billion Acquisition Facilities Agreement and its US$7.0 billion Equity Bridge Facility Agreement.

The address of Deutsche Bank is Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. The address of JPMorgan Cazenove is 20 Moorgate, London EC2R 6DA, United Kingdom. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to be issued in connection with the Rights Issue and/or to take up entitlements to Nil Paid Rights. The offer to acquire New Shares pursuant to the proposed Rights Issue will be made solely on the basis of information that will be contained in the Prospectus to be published in connection with the Rights Issue.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, subject to certain exceptions, this announcement should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada, Japan or South Africa. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published later today and any supplement thereto.

Prices and values of, and income from, securities may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Enlarged Xstrata Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Acquisitions may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Enlarged Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the Cerrejón Acquisition and/or the Tintaya Acquisition and the Enlarged Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to integration of the Falconbridge Group and/or the Cerrejón Business and/or Tintaya. In addition, even if the results of operations, financial condition, liquidity and dividend

policy of the Enlarged Xstrata Group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the E/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, CLP/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Norwegian Kroner/US$ exchange rates), the Enlarged Xstrata Group's ability to integrate new businesses (including the Falconbridge Group, the Cerrejón Business and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

Unless otherwise indicated in this announcement the financial information contained in this announcement has been presented in US dollars. In addition, solely for convenience, this announcement contains translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated at 2 October 2006, being the latest practicable date prior to the publication of this announcement, may not correspond to the US dollar amounts shown in the historic or future financial statements of the Company in respect of which different exchange rates may have been or may be used.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

Capitalised terms used in this announcement have the meanings ascribed to them in Appendix II – "Definitions".

References to times in this announcement are to London Time unless otherwise stated.

Current trading and prospects

Since 30 June 2006, Xstrata has continued to trade well, with demand for commodities remaining robust. In the wider market, this demand, together with market supply constraints and long lead times to add new market capacity, has supported prices for the Enlarged Xstrata Group's commodities significantly above long-term averages.

Base metals prices rose strongly in the first half of 2006, with copper, zinc and lead prices peaking in May before falling back in June. Nickel and aluminium prices also rose strongly in the first half of 2006. In the three months ended 30 September 2006, copper prices consolidated in a range between US$7,000 per tonne and US$8,000 per tonne, while prices for the other three metals showed a strong upward trend. For copper, the market was supported by supply disruption issues in the face of strong market demand. Strong global zinc demand growth coupled with low world zinc stocks and a supply deficit have combined to boost the zinc price in the second half of 2006. The nickel price increased further after 30 June 2006, reaching new highs in August 2006. By comparison the aluminium price has remained flat to date in the

second half of 2006, albeit at a relatively high level by historical standards. With the exception of nickel, where the London Metal Exchange (LME) price has continued to show upward momentum, base metals prices fell back from their recent highs in mid-September 2006 due to concerns over potential softer Chinese demand and the performance of the US economy. However, base metal prices remain significantly above their long-term averages and the assumptions that underpinned the Falconbridge Acquisition.

For thermal and coking coal, more than 90% of Xstrata's export sales from Australia and South Africa have been priced for the remainder of 2006. Thermal and coking coal prices have remained above historical averages in 2006, although average realised prices are expected to be lower than in 2005. A key driver of earnings for the Coal Business in 2007 will be the settlement of contract prices in Australian thermal and coking coals for the new contract year from 1 April 2007 as well as coal's competitive position in the European energy market. Term thermal coal prices relating to this period for contracts settled to date reflect the continued strong demand. Coking coal price negotiations for the new contract year will not typically commence until later in 2006. Stronger demand from stainless steel producers in 2006 has supported an increase of 4.75 cents per pound in the ferrochrome price in the third quarter of 2006. Vanadium prices have declined from the peaks seen in 2005, but remain strong and are anticipated to remain significantly above historical levels during 2006.

Significant changes since 30 June 2006

Falconbridge break fees

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

Falconbridge Special Dividend

Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments of approximately C$278.1 million (approximately US$249.2 million) and approximately US$3.6 million in aggregate, of which approximately C$55.2 million (approximately US$49.5 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

Falconbridge Acquisition

On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,035.2 million) in aggregate.

On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,434.8 million) in aggregate.

On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,043.9 million) in aggregate.

As a result of these transactions and acquisitions in August and September 2005 by Xstrata Alberta of approximately 19.9% of the then outstanding Falconbridge Shares, Xstrata now beneficially owns approximately 97.1% of the outstanding Falconbridge Shares on a fully-diluted basis. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun a compulsory acquisition process to acquire all outstanding Falconbridge

Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006.

The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and its debt facilities, which are to be refinanced in part using the net proceeds of the Rights Issue.

ARM Coal
On 24 August 2006, the transaction announced by the Company in February 2006 between the Former Xstrata Group and African Rainbow Minerals, to establish a new black controlled South African coal mining company called ARM Coal, completed. The transaction was valued in aggregate at approximately ZAR2.4 billion (approximately US$310.3 million). The Former Xstrata Group paid ZAR384 million (approximately US$49.6 million) to subscribe for 49% of the issued share capital of ARM Coal, which holds a 20% interest in the coal operations of Xstrata South Africa excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51.7 million). As a result, historically disadvantaged South Africans now control approximately 36%of the Enlarged Xstrata Group's South African coal business. The Former Xstrata Group also provided debt funding of ZAR765 million (approximately US$98.9 million) to ARM Coal to acquire the 51% interest in the Goedgevonden project.

Redemption of Falconbridge preference shares
Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 on 1 November 2006. The Enlarged Xstrata Group intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$274.2 million).

Information on the Enlarged Xstrata Group
The Enlarged Xstrata Group is the fifth largest diversified mining group in the world with top five industry positions in copper, thermal and coking coal, ferrochrome, zinc, nickel and vanadium, a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead, silver and platinum group metals, and a suite of global technologies, many of which are leading technologies in the industry. The Enlarged Xstrata Group's operations and projects span five continents and 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the UK and the USA.

Following completion of the Falconbridge Acquisition in August 2006, the Enlarged Xstrata Group comprises the Former Xstrata Group and the Falconbridge Group.

Use of proceeds of the Rights Issue
The Company has launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition.

The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £54 million (approximately US$102 million), are expected to be approximately £2.9 billion (approximately US$5.5 billion).

The total net proceeds will be applied towards repayment of the principal and interest that is currently outstanding under the fully drawn US$7.0 billion Equity Bridge Facility.

The Company is also considering alternatives for refinancing the outstanding debt under the Equity Bridge Facility not refinanced with the net proceeds of the Rights Issue and under the Debt Bridge Facility. It intends to refinance this outstanding debt and, depending on market conditions and other factors, it may do so in whole or in part by issuing debt securities. The

Company may pursue one or more of such alternatives at any time that it judges market conditions and other factors to be favourable.

Terms and conditions of the Rights Issue

The Rights Issue will be made on the terms and subject to the conditions set out in the Prospectus expected to be published later today (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter). Up to an aggregate of 235,787,596 New Shares are intended to be offered by way of Nil Paid Rights payable in full on acceptance by Qualifying Shareholders on the basis of:

1 New Share at 1,265 pence per New Share for every 3 Existing Shares

held on the Record Date and so in proportion for any other number of Existing Shares then held and otherwise as set out in the Prospectus. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Shares will not be allotted and fractional entitlements will be rounded down to the nearest whole numbers of New Shares.

The Issue Price of 1,265 pence per New Share represents a 42.5% discount to the closing middle-market price on the London Stock Exchange's main market for listed securities of 2,198 pence per Ordinary Share on 2 October 2006, the last business day prior to this announcement. The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions declared after the date of the Prospectus. For the avoidance of doubt, the New Shares shall not be entitled to participate in the dividend of US$0.13 per share declared on 2 August 2006 and payable on 13 October 2006 in the respect of Existing Shares held on the record date of 22 September 2006. There will be no restrictions on the free transferability of the New Shares save as provided in the Articles of Association. The rights attaching to the New Shares will be governed by the Articles.

The Rights Issue will be made in the United Kingdom by way of the Prospectus and the Provisional Allotment Letters. The Rights Issue will not be made by way of the Prospectus or the Provisional Allotment Letters in any jurisdiction other than the United Kingdom, but will be made to Qualifying Shareholders with registered addresses in other jurisdictions as will be described in the Prospectus. Shareholders taking up their rights by completing a Provisional Allotment Letter or sending a Many-to-Many instruction ("MTM instruction") to CRESTCo will be deemed to have made the warranties to be set out in the Prospectus, unless such requirement is waived by the Company.

Subject to certain exceptions, Qualifying Shareholders with registered addresses in the United States, Australia, Canada, Japan or South Africa will not be sent the Prospectus or Provisional Allotment Letters and will not have their accounts credited with Nil Paid Rights.

Application will be made to the Financial Services Authority for the New Shares (nil and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. Application will also be made to the Admission Board of the SWX for the New Shares (nil and fully paid) to be admitted to listing on the SWX. It is expected that Admission to the Official List will become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SWX at 8.00 a.m. (London time) on Thursday, 5 October 2006.

None of the New Shares has been marketed or is being made available in whole or in part to the public other than in connection with the Rights Issue.

The Existing Shares are already admitted to CREST. Applications will be made for the Nil Paid Rights, the Fully Paid Rights and the New Shares to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be

satisfied in respect of the Nil Paid Rights, the Fully Paid Rights and the New Shares on admission of the New Shares to the Official List, nil paid. As soon as practicable after satisfaction of the conditions, the Company will confirm this to CRESTCo.

Save for those New Shares which Glencore International takes up pursuant to the irrevocable undertakings it has given to the Company or pursuant to the Glencore Underwriting Letter, the Rights Issue has been fully underwritten by the Underwriters on the terms of the Underwriting Agreement and the Rights Issue is conditional upon, amongst other things, fulfilment of the following conditions:

(a) the Prospectus being approved by, and filed with, the FSA in accordance with the Prospectus Rules and the FSMA and filed with the SWX in accordance with the Swiss Listing Rules and being made available to the public by not later than 5.00 p.m. on Tuesday, 3 October 2006 (or such later time or date as the Banks may agree);

(b) none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made;

(c) Admission and Swiss Admission occurring at or before 8.00 a.m. on Thursday, 5 October 2006 (or such later time or date as the Company and the Banks may agree); and

(d) the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

If these conditions are not fulfilled, the Rights Issue will not proceed.

The Underwriting Agreement may terminate upon the occurrence of certain events, in which case the Rights Issue will not proceed. A summary of the terms of the Underwriting Agreement will be set out in the Prospectus.

The Underwriters may engage in trading activity for the sole purpose of hedging their commitments under the Underwriting Agreement. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

Deutsche Bank and JPMorgan Cazenove may arrange sub-underwriting for some, all or none of the New Shares which the Underwriters have underwritten.

The Banks or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Enlarged Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Enlarged Xstrata Group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Debt Bridge Facility Agreement, the Acquisition Facilities Agreement and the Equity Bridge Facility Agreement.

Xstrata has committed to undertake one or more equity capital raisings to refinance the Equity Bridge Facility, under which the Former Xstrata Group drew US$7.0 billion in connection with the Falconbridge Acquisition. Deutsche Bank and JPMSL committed to underwrite, each as to 50% and subject to the terms of the Standby Equity Underwriting Letter, one or more equity offerings to raise such amount as is required to repay the amounts outstanding under the Equity Bridge Facility Agreement together with costs and expenses.

As a result the Company has launched the Rights Issue, and the Company and the Banks have entered into the Underwriting Agreement, to refinance part of the US$7.0 billion drawn under the Equity Bridge Facility in respect of the Falconbridge Acquisition.

The Company has received from Glencore International an irrevocable undertaking to take up its full entitlement under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore

International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings, equivalent to approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue. The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement may be less than 84,200,333 if Glencore International disposes of any of its existing holding of Ordinary Shares prior to the ex-rights date as a result of the exercise of any exchange rights pursuant to the Glencore Exchangeable Bonds. However, Deutsche Bank and JPMC have agreed, as agent for the Company, to endeavour to procure subscribers for such number of New Shares as Glencore International is unable to take up prior to the latest time and date for acceptance and payment in full under the Rights Issue as a consequence of having to dispose of Ordinary Shares in these circumstances (such New Shares being referred to herein as "Exchanged New Shares"), except if in the opinion of the Banks subscribers are unlikely to be procured for such Exchanged New Shares. Pursuant to the Glencore Underwriting Letter, Glencore International has agreed to subscribe for New Shares equivalent in number to the Exchanged New Shares for which Deutsche Bank and JPMC have not procured subscribers. . The Takeover Panel has granted a dispensation from any obligation on either Glencore International or CSSEL to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore International and CSSEL's interest being diluted by exchange rights under the Glencore Exchangeable Bonds being exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or other bonds convertible (directly or indirectly) into Ordinary Shares being exercised, between Monday, 2 October 2006 (being the latest practicable date prior to the publication of this document) and completion of the Rights Issue and subsequently being increased again as a result of Glencore International subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company or pursuant to the Glencore Underwriting Letter. Glencore International's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally. Glencore International will be paid an underwriting commission by the Company of US$35.1 million in connection with its undertakings. Further details of Glencore International's Irrevocable Undertaking Agreement and the lock-up arrangements will be set out in the Prospectus.

Subject, amongst other things, to the conditions referred to in sub-paragraphs (a) to (d) above being satisfied, it is intended that:

(i) Provisional Allotment Letters in respect of Nil Paid Rights will be dispatched to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders) at their own risk on Wednesday, 4 October 2006;

(ii) Computershare Investor Services PLC will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than certain Overseas Shareholders) with such Shareholders' entitlements to Nil Paid Rights, with effect from 8.00 a.m. on Thursday, 5 October 2006;

(iii) the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by CRESTCo by 8.00 a.m. on Thursday, 5 October 2006, or if later, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied; and

(iv) definitive share certificates in respect of New Shares to be held in certificated form are expected to be dispatched by post by Friday, 3 November 2006 to accepting Qualifying non-CREST shareholders or their renouncees at their registered address (unless lodging agent details are completed in the Provisional Allotment Letter).

The offer of New Shares to Qualifying CREST Shareholders will be made, on the terms and conditions set out in the Prospectus, at the time when (such Shareholders' stock accounts having been credited as described in paragraph (ii) above) the Nil Paid Rights and Fully Paid Rights are enabled for settlement as described in paragraph (iii) above.

Xstrata Share Schemes

In accordance with the rules of the Xstrata Share Schemes, the Directors propose to make adjustments to the terms of outstanding options and awards to take account of the issue of New Shares. Such adjustments will be made subject to the rules of the Xstrata Share Schemes. The Company will notify participants of any such adjustments in due course.

Convertible securities

As at 2 October 2006, being the latest practicable date prior to this announcement, US$214,419,000 million of the 2010 Convertible Bonds remain outstanding and US$375,000,000 million of the 2017 Convertible Debenture remain outstanding.

The exchange price of the 2010 Convertible Bonds (the "2010 Convertible Bonds Exchange Price") and of the 2017 Convertible Debenture (the "2017 Convertible Debenture Exchange Price") will be adjusted to take account of the Rights Issue in the manner provided for in the terms of the Series 1 preference shares of Xstrata Capital and the terms of the Series 2 preference shares of Xstrata Capital.

In addition:

- the 2010 Convertible Bonds Exchange Price will also be adjusted to take account of the Placing and the payment of the dividend of US$0.09 per Ordinary Share on 23 September 2005 and US$0.25 per Ordinary Share on 19 May 2006 of which US$0.052 per Ordinary Share constituted a Capital Distribution (as defined in the terms of the Series 1 preference shares of Xstrata Capital); and

- the 2017 Convertible Debenture Exchange Price will also be adjusted to take account of the Placing.

In accordance with the terms and conditions of the 2010 Convertible Bonds and the 2017 Convertible Debenture, the above noted adjustments were carried forward and are now being taken into account in the adjustment being made as a consequence of the Rights Issue as the respective adjustments to the 2010 Convertible Bonds Exchange Price and the 2017 Convertible Debenture Exchange Price required as a consequence of the payment of the Capital Distribution and/or the Placing in aggregate would have resulted in an aggregate adjustment of less than 1% of the relevant Exchange Price.

Holders of 2010 Convertible Bonds will be notified of the amount of the adjustment to the 2010 Convertible Bonds Exchange Price in due course.

Holders of 2010 Convertible Bonds and the holder of the 2017 Convertible Debenture who convert a 2010 Bond or the 2017 Convertible Debenture, as the case may be, on Monday, 2 October 2006 or Tuesday, 3 October 2006 may receive new Ordinary Shares prior to the ex-rights date but those new Ordinary Shares will not carry the right to receive rights in the Rights Issue as they will be allotted and issued after the Record Date for the Rights Issue. Accordingly, any sales of such new Ordinary Shares before the ex-rights date, Thursday, 5 October 2006, will be trading cum the rights in the market but will not themselves carry the entitlement to the rights. Holders of 2010 Convertible Bonds and the holder of the 2017 Convertible Debenture should be aware of this and consider the implications of this with any purchaser prior to selling any such new Ordinary Shares.

The Theoretical Ex-Rights Price (TERP)

The discount to the TERP is calculated as follows:

$$\frac{(A\text{-}B) \times 100}{A}$$

where:

A = the TERP (in pence); and
B = the Issue Price of 1,265 pence per New Share.

The TERP is calculated as follows:

$$\frac{(C\text{x}D) + (E\text{x}F)}{D + F}$$

where:

C = the Issue Price of 1,265 pence per New Share;
D = 1, being the number of New Shares being offered for every 3 Existing Shares held on the Record Date;
E = 2,198 pence, being the closing middle-market price of an Ordinary Share on the London Stock Exchange on 2 October 2006; and
F = 3, being the number of Existing Shares held on the Record Date for which every 1 New Share is being offered.

APPENDIX I
Expected Timetable of Principal Events

Event	Time and date
Record Date for entitlements under the Rights Issue	5.00 p.m. London Time (6.00p.m. Central European Time) on Monday, 2 October 2006
Commencement of Rights Issue	Tuesday, 3 October 2006
Publication of Prospectus	Tuesday, 3 October 2006
Expected date of dispatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only*)	Wednesday, 4 October 2006
Expected date that dealings in New Shares, nil paid, will commence on the London Stock Exchange and on the SWX	**8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006**
Expected date that Existing Shares will be marked "ex-rights" by the London Stock Exchange	8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006
Expected date that Nil Paid Rights will be credited to stock accounts in CREST (Qualifying CREST Shareholders only*) and SIS	as soon as practicable after 8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006
Expected date that Nil Paid Rights and Fully Paid Rights will be enabled in CREST	as soon as practicable after 8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006
Recommended latest time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 p.m. London Time (5.30 p.m. Central European Time) on Friday, 20 October 2006
Expected latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. London Time (4.00 p.m. Central European Time) on Tuesday, 24 October 2006
Expected latest time and date for acceptance and payment in full with value date 27 October 2006 in respect of Nil Paid Rights attributable to Ordinary Shares held in the SIS System	**11.00 a.m. London Time (12.00 noon Central European Time) on Wednesday, 25 October 2006**
Expected latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. London Time (4.00 p.m. Central European Time) on Wednesday, 25 October 2006
Expected latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	**11.00 a.m. London Time (12.00 noon Central European Time) on Friday, 27 October 2006**
Expected date of announcement of the results of Rights Issue through a Regulatory Information Service	Monday, 30 October 2006
Expected date of commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SWX and New Shares credited to CREST stock accounts (uncertificated holders only*)	8.00 a.m. London Time (9.00 a.m. Central European Time) on Monday, 30 October 2006
Expected date of dispatch of definitive share certificates for New Shares (to Qualifying non-CREST Shareholders only*)	by Friday, 3 November2006

* Subject to certain restrictions relating to Overseas Shareholders.

The dates set out in the expected timetable of principal events above and mentioned throughout this announcement may be adjusted by Xstrata in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and the SWX and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the date specified in the expected timetable of principal events above as the expected latest time and date for acceptance and payment in full (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary

prospectus (and the dates and times of principal events due to take place following such date will be adjusted accordingly).

References to times in this document are to London Time unless otherwise stated.

APPENDIX II
Definitions

"2006 Xstrata Interim Report"	the unaudited interim report of Xstrata for the six-month period ended 30 June 2006
"2010 Convertible Bonds"	the 3.95% Guaranteed Convertible Bonds due 2010 issued by Xstrata Capital
"2017 Convertible Debenture"	the 4.00% Guaranteed Convertible Debenture due 2017 issued by Xstrata Capital
"Acquisition Facilities Agreement"	the US$9,500,000,000 acquisition facilities agreement dated 8 August 2006, as amended from time to time, between, amongst others, Xstrata plc, Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank, J.P. Morgan PLC and The Royal Bank of Scotland plc
"Acquisitions"	the Cerrejón Acquisition, the Falconbridge Acquisition and the Tintaya Acquisition
"Admission"	admission of the New Shares, nil paid, to (i) the Official List, and (ii) trading on the London Stock Exchange's markets for listed securities
"Aluminum Business"	the business of the Enlarged Xstrata Group comprising its aluminium operations
"ARS"	the lawful currency of Argentina
"ARM"	African Rainbow Minerals Limited, a company incorporated in South Africa with limited liability
"ARM Coal"	ARM Coal (Proprietary) Limited, a company incorporated in South Africa with limited liability
"associated undertaking"	has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act
"Articles"	the articles of association of Xstrata
"Australia"	the Commonwealth of Australia
"Banks"	Deutsche Bank, JPMorgan Cazenove and JPMSL
"Batiss"	Batiss Investments Limited
"Business Day"	any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales or in the Swiss Canton of Zug and Zurich
"C$"	the lawful currency of Canada
"Canada"	Canada, its territories and its possessions
"Cerrejón"	the Cerrejón coal mining operation in Colombia
"Cerrejón Acquisition"	the acquisition, which completed on 12 May 2006, by the Former Xstrata Group of the Cerrejón Business
"Cerrejón Business"	the Enlarged Xstrata Group's one-third interest in Cerrejón
"certificated" or "in certificated form"	an Ordinary Share or other security (as appropriate) not in uncertificated form
"CHF"	the lawful currency of Switzerland
"CLP"	the lawful currency of Chile
"Coal Business"	the business of the Enlarged Xstrata Group comprising the coal operations in Australia, South Africa and Colombia
"Colombian pesos"	the lawful currency of Colombia
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Xstrata"	Xstrata plc, a public limited company incorporated in England and Wales
"Copper Business"	the business of the Enlarged Xstrata Group comprising the Former Xstrata Group Copper Business and the Falconbridge Copper Business
"CREST"	the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CREST Shareholders"	means Shareholders holding Ordinary Shares in uncertificated form
"CSSEL"	Credit Suisse Securities (Europe) Limited
"Debt Bridge Facility"	the bridge facility under the Debt Bridge Facility Agreement
"Debt Bridge Facility Agreement"	the US$2,500,000,000 facility agreement dated 3 August 2006 between, amongst others, Xstrata plc, Xstrata (Schweiz) AG, Barclays Capital,

	Deutsche Bank, J.P. Morgan PLC and The Royal Bank of Scotland plc
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors"	the directors of the Company
"Disclosure Rules"	the Disclosure Rules of the Financial Services Authority
"ECMP"	Xstrata's independently managed equity capital management programme, under which up to 10% of the issued share capital of the Company can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Enlarged Xstrata Group
"Enlarged Xstrata Group"	the Former Xstrata Group as enlarged by the Falconbridge Group
"Equity Bridge Facility"	the bridge facility provided under the Equity Bridge Facility Agreement
"Equity Bridge Facility Agreement"	the US$7,000,000,000 dual currency facility agreement dated 17 May 2006, as amended from time to time, between Xstrata plc, Xstrata (Schweiz) AG, J.P. Morgan PLC, JPMorgan Chase Bank, National Association and Deutsche Bank
"Existing Shares"	the existing issued Ordinary Shares
"ex-rights date"	Thursday, 5 October 2006
"Falconbridge"	Falconbridge Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability
"Falconbridge Acquisition"	the acquisition by the Former Xstrata Group of Falconbridge
"Falconbridge Copper Business"	the business of the Falconbridge Group comprising its copper operations, including in Peru, Chile, the USA and Canada
"Falconbridge Group"	Falconbridge and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings and, following the Falconbridge Acquisition, the Enlarged Xstrata Group excluding the members of the Former Xstrata Group
"Falconbridge Shareholders"	the holders of Falconbridge Shares, where the context requires, prior to the completion of the Falconbridge Acquisition
"Falconbridge Shares"	common shares in the capital of Falconbridge, together with the associated SRP Rights while such SRP Rights subsisted
"Falconbridge Special Dividend"	the special cash dividend of C$0.75 per Falconbridge Share declared by the board of directors of Falconbridge on 16 July 2006 and paid by Falconbridge on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006
"Falconbridge Zinc Business"	the business of the Falconbridge Group comprising the zinc mining and zinc concentrate operations
"Financial Services Authority"	the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the FSMA
"Former Xstrata Group"	Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings, excluding the members of the Falconbridge Group
"Former Xstrata Group Copper Business"	the business of the Former Xstrata Group comprising the copper operations in Australia, Argentina and Peru
"Former Xstrata Group Zinc Business"	the business of the Former Xstrata Group comprising a zinc mining and smelting operation
"FSMA"	the Financial Services and Markets Act 2000, as amended
"fully-diluted" or "fully-diluted basis"	with respect to Falconbridge Shares calculated pursuant to the Xstrata Offer, only that number of Falconbridge Shares which would have been outstanding if all rights to acquire Falconbridge Shares had been exercised, but excluding Falconbridge Shares issuable upon the exercise of the SRP Rights
"Fully Paid Rights"	rights to subscribe for New Shares, fully paid
"Glencore Exchangeable Bonds"	the US$800,000,000 4.125% guaranteed exchangeable bonds due 2010 issued by Glencore Finance (Europe) S.A. and exchangeable into Ordinary Shares
"Glencore International"	Glencore International AG, a company incorporated in Switzerland and with limited liability
"Glencore Underwriting Letter"	the letter dated 3 October 2006 between Glencore International and the Banks pursuant to which Glencore International has irrevocably undertaken to subscribe for certain New Shares on demand by any of the Banks
"IFRS"	International Financial Reporting Standards as adopted by the Council of the EU
"Inco"	Inco Limited, a corporation incorporated under the laws of Canada with limited liability

"Inco Offer"	the offer by Inco to purchase all of the outstanding Falconbridge Shares made under an offer document issued by Inco dated 24 October 2005, as amended and as extended by Inco's notices of extension dated 14 December 2005, 19 January 2006, 27 February 2006 and 13 July 2006, by Inco's notice of variation dated 29 May 2006 and by Inco's notices of variation and extension dated 29 June 2006 and 16 July 2006. The Inco Offer expired on 28 July 2006 without Inco taking up any Falconbridge Shares
"Inco Support Agreement"	the support agreement between Inco and Falconbridge in relation to the Inco Offer, as amended
"Issue Price"	the price of 1,265 pence per New Share at which each New Share will be offered pursuant to the Rights Issue
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"JPMorgan Chase"	JPMorgan Chase Bank, National Association
"JPMSL"	J.P. Morgan Securities Ltd.
"Kroners"	the lawful currency of Norway
"£" or "pence"	the lawful currency of the United Kingdom
"Listing Rules"	the Listing Rules of the Financial Services Authority
"London Stock Exchange"	London Stock Exchange plc
"MIM"	MIM Holdings Limited, now known as Xstrata Queensland Limited, a company incorporated in Australia with limited liability which was acquired by the Former Xstrata Group in 2003
"MIM Rights Issue"	the rights issue conducted by the Company in 2003 in connection with the acquisition of MIM
"MTM instruction"	Many-to-Many instruction
"New Shares"	new Ordinary Shares issued in connection with the Rights Issue
"Nil Paid Rights"	rights to subscribe for New Shares, nil paid, provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
"Official List"	the Official List of the Financial Services Authority
"Ordinary Shares"	ordinary shares of US$0.50 each in the capital of Xstrata
"Overseas Shareholders"	Qualifying Shareholders with registered addresses in, or who are citizens, residents or nationals of jurisdictions outside the United Kingdom
"Peruvian Sol"	the lawful currency of Peru
"Placing"	the placing to institutional investors of 61,994,320 Ordinary Shares announced by the Company on 17 May 2006 consisting of 32,543,344 new Ordinary Shares which were issued by the Company and 29,450,976 Ordinary Shares held by Batiss and sold pursuant to the terms of the ECMP
"Prospectus"	the prospectus expected to be published later on the date of this announcement and issued by the Company in respect of the Rights Issue (together with any supplements or amendments thereto)
"Prospectus Rules"	the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Provisional Allotment Letter"	the provisional allotment letter representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa)
"Qualifying CREST Shareholders"	Qualifying Shareholders holding Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Shares in certificated form
"Qualifying Shareholders"	Shareholders on the register of members of the Company at the close of business on the Record Date
"ZAR"	the lawful currency of South Africa
"Record Date"	5.00 p.m. London Time (6.00p.m. Central European Time) on Monday, 2 October 2006
"Regulatory Information Service"	one of the regulatory information services authorised by the Financial Services Authority to receive, process and disseminate regulatory information from listed companies
"Rights Issue"	the offer by way of rights to Qualifying Shareholders to subscribe for New Shares
"Second Falconbridge Shareholder Rights Plan"	the shareholder rights plan adopted pursuant to an agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company, as rights agent, that was cease traded on 28 July 2006,

"Securities Act"	the US Securities Act of 1933, as amended
"Shareholders"	holders of Ordinary Shares
"SIS"	SIS SegaInterSettle AG
"SIS System"	the system and/or facilities of SIS for the settlement of transactions in securities
"South Africa"	the Republic of South Africa
"SRP Rights"	rights issued pursuant to the Second Falconbridge Shareholder Rights Plan
"Standby Equity Underwriting Letter"	an agreement entered into between Xstrata and the Banks on 17 May 2006 pursuant to which, amongst other things, Xstrata committed to undertake one or more equity capital raisings to refinance the Equity Bridge Facility and Deutsche Bank and JPMSL committed to underwrite, each as to 50% and subject to the terms of the agreement, one or more equity offerings to raise such amount as is required to repay the amounts outstanding under the Equity Bridge Facility Agreement together with costs and expenses
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"Swiss Admission"	the commencement of dealings in New Shares, nil paid, on the SWX
"Swiss Banks"	Credit Suisse, UBS AG, Zürcher Kantonalbank and certain other Swiss banks who are all SIS accountholders and through which certain Swiss Shareholders hold their interests in Ordinary Shares
"SWX"	SWX Swiss Exchange
"Tintaya"	Xstrata Tintaya S.A. (formerly BHP Billiton Tintaya S.A.), a company incorporated under the laws of Peru with limited liability
"Tintaya Acquisition"	the acquisition, which completed on 21 June 2006, by the Former Xstrata Group of 99.981% of the issued and outstanding shares of Tintaya
"TSX"	Toronto Stock Exchange
"uncertificated" or "in uncertificated form"	recorded on the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Underwriters"	Deutsche Bank and JPMSL
"Underwriting Agreement"	the underwriting agreement dated 3 October 2006 between Xstrata and the Banks in relation to the Rights Issue
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US" or "USA"	the United States of America, its territories and possessions and any state of the United States and the District of Columbia
"US$" or "cents"	the lawful currency of the United States
"Xstrata" or the "Company"	Xstrata plc, a public limited company incorporated in England and Wales
"Xstrata AG"	Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger
"Xstrata AG Share Schemes"	the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger)
"Xstrata Alberta"	1184760 Alberta Limited, a wholly-owned indirect subsidiary of Xstrata and a corporation incorporated in the Province of Alberta, Canada with limited liability
"Xstrata Canada"	Xstrata Canada Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability
"Xstrata Capital"	Xstrata Capital Corporation A.V.V., a company incorporated in Aruba with limited liability
"Xstrata Copper"	the Copper Business
"Xstrata Merger"	the merger of Xstrata AG and the Company on 25 March 2002 pursuant to which the Company became the ultimate holding company of the Former Xstrata Group
"Xstrata Offer"	the offer made on 18 May 2006 by Xstrata Canada to purchase all of the outstanding Falconbridge Shares not already owned by the Former Xstrata Group
"Xstrata Share Schemes"	the Xstrata Long Term Incentive Plan, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002
"Xstrata South Africa"	Xstrata South Africa (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Xstrata Zinc"	the Zinc Business

"Zinc Business"	the business of the Enlarged Xstrata Group comprising the Former Xstrata Group Zinc Business and the Falconbridge Zinc Business

Ends

Xstrata File
Number 82-34660



NEWS RELEASE

COMPLETION OF 1ST STAGE OF THE MOUNT ISA ZINC CONCENTRATOR UPGRADE AND EXPANSION

Madrid, 5 October 2006

Xstrata Zinc today announces that it has successfully completed the first stage of the project to upgrade and expand the Mount Isa zinc concentrator.

This first stage of the project comprised increasing the operating reliability of the old plant through the installation of a new crushing circuit and ore feed system, an enhanced maintenance program with special emphasis on the Heavy Medium plant and the recent commissioning of a new zinc filter plant. This project also included a low cost expansion of throughput capacity by an additional 1.5 million tonnes of ore per annum through the installation of a parallel second hand milling and flotation circuit acquired at a nominal cost.

The combined effect of the increased operating reliability of the old plant plus the new parallel circuit will increase the nominal feeding capacity of the concentrator to 6.5 million tonnes of ore per annum, which represents an improvement of more than 40% over the feed rate achieved in the first nine months of 2006.

Santiago Zaldumbide, Xstrata Zinc CEO said: "The completion of the first stage of the Mount Isa zinc concentrator upgrade and expansion is an important step in improving significantly the vertical integration of Xstrata Zinc. This important milestone together with the second stage of the project –to be completed during 2008- will increase total throughput capacity of the concentrator to 8 million tonnes per year of ore, representing a key transformational step for Xstrata Zinc."

Xstrata contacts

Manuel Alvarez Davila
Telephone +34 91 334 4219
Email malvarez@xstratazinc.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

About Xstrata Zinc

Xstrata Zinc is one of the world's largest producers of zinc. Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in Australia, Canada, Germany, Spain and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines and lead smelter in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; the Northfleet lead refinery located in the UK; the Brunswick zinc-lead mine and lead smelter in New Brunswick, Canada, 25% of the CEZ zinc smelter near Montreal, Canada; 50% of Lennard Shelf zinc lead mine in Western Australia; 75% of Lady Loretta zinc lead deposit in Queensland, Australia; 33.75% of Antamina mine in Peru and the Perseverance zinc deposit in Quebec.

Listing Particulars dated 12 October 2006

Xstrata Capital Corporation A.V.V.

(incorporated in Aruba with limited liability under registered number 13174.0)

US$375,000,000

4.00 per cent. Guaranteed Convertible Bonds due 2017

Convertible into 4.00 per cent. Exchangeable Redeemable Preference Shares of Xstrata Capital Corporation A.V.V. which are guaranteed by and will be exchangeable immediately upon issuance for Ordinary Shares in

Xstrata plc

(incorporated in England and Wales with limited liability under registered number 4345939)

Issue Price: 100 per cent.

The US$375,000,000 4.00 per cent. Guaranteed Convertible Bonds due 2017 (the "Bonds") of Xstrata Capital Corporation A.V.V. (the "Issuer") are proposed to be issued on 13 October 2006 (the "Issue Date") and are, subject as provided herein, convertible into 4.00 per cent. exchangeable redeemable preference shares of the Issuer having on the Issue Date a nominal value of US$0.50 each ("Preference Shares") which are guaranteed by Xstrata plc ("Xstrata" or the "Guarantor") and will be exchangeable immediately upon issuance for fully paid ordinary shares in the capital of the Guarantor having on the Issue Date a nominal value of US$0.50 each (the "Ordinary Shares").

Interest on the Bonds is payable semi-annually in arrears in equal instalments (other than the first instalment) on 6 March and 6 September in each year, commencing on 6 March 2007. Interest payments will be made without withholding of, or deduction for, taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction.

Application has been made to the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 (the "FSMA") for the Bonds to be admitted to the Official List of the Financial Services Authority (the "Official List") and to London Stock Exchange plc (the "London Stock Exchange") for such Bonds to be admitted to trading on the Professional Securities Market of the London Stock Exchange. This document comprises Listing Particulars and is issued in compliance with the listing rules made under section 74 of the FSMA and by the Financial Services Authority.

The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "XTA". The Ordinary Shares are also listed on SWX Swiss Exchange ("SWX") under the symbol "XTAN". The Preference Shares will not be listed on any stock exchange.

Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount on 14 August 2017.

See Part IV — "Risk Factors" of these Listing Particulars for a discussion of certain factors that should be considered in connection with an investment in the Bonds.

The Bonds, the guarantee provided by the Guarantor in respect of the Bonds (the "Bond Guarantee"), the guarantee provided by the Guarantor in respect of the Preference Shares (the "Deed Poll" and, together with the Bond Guarantee, the "Guarantees"), the Preference Shares and the Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any jurisdiction. Subject to certain exceptions, the Bonds, the Guarantees, the Preference Shares and the Ordinary Shares may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S).

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the Securities Act.

The Bonds will be represented on issue by a global Bond in registered form (the "Global Bond") without coupons attached. The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary, and registered in the name of a common nominee, for Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). The Global Bond will be exchangeable in whole but not in part for individual definitive Bonds in registered form, serially numbered in the denomination of US$100,000 and higher integral multiples of US$1,000 thereof, in certain limited circumstances only as described therein and herein.

These Listing Particulars have been prepared in connection with the listing of the Bonds following their issue. Notwithstanding any other disclosure contained herein, no offer of Bonds is being made in connection with the publication of these Listing Particulars.

These Listing Particulars do not constitute an offer of, or an invitation by or on behalf of the Issuer or the Guarantor to subscribe for or purchase any of, the Bonds, the Preference Shares or the Ordinary Shares. The distribution of these Listing Particulars and/or the offering of the Bonds, the Preference Shares and/or the Ordinary Shares in certain jurisdictions may be restricted by law. Persons into whose possession these Listing Particulars come are required by the Issuer and the Guarantor to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of the Bonds, the Preference Shares and/or the Ordinary Shares and distribution of these Listing Particulars, see paragraph 18 of Part XVI — "Additional information — Securities law considerations" of these Listing Particulars.

No invitation has been or will be made, whether directly or indirectly, to or for the account of any person in or outside Aruba, to subscribe for, purchase or accept any fractional interest in the Bonds or to, or for the account of any other person in or outside Aruba, to re-offer or resell, directly or indirectly, any fractional interest in the Bonds unless by virtue of an exemption granted by the Central Bank of Aruba.

No person is authorised in connection with the listing or any issue, offering or sale of the Bonds to give any information or to make any representation not contained in these Listing Particulars and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer or the Guarantor. The delivery of these Listing Particulars at any time does not imply that there has been no change in the affairs of the Issuer, the Guarantor or the Enlarged Xstrata Group since the date hereof or that the information contained herein is correct as at anytime subsequent to its date.

In making an investment decision, potential investors must rely on their own examination of the Issuer, the Guarantor and the Enlarged Xstrata Group, including the merits and risks involved. Potential investors should not construe anything in these Listing Particulars as legal, business or tax advice. Each potential investor should consult its own advisers as needed to make its investment decision and to determine whether it is legally permitted to purchase the Bonds under applicable laws and regulations.

If any prospective purchaser is in any doubt about the contents of these Listing Particulars, such prospective purchaser should consult a stockbroker, bank manager, solicitor, accountant or other financial adviser.

None of the Issuer or the Guarantor is providing any advice or recommendation in these Listing Particulars on the merits of the purchase of, subscription for, or investment in, the Bonds, the Preference Shares and/or the Ordinary Shares or the exercise of any rights conferred by the Bonds, the Preference Shares and/or the Ordinary Shares.

The Guarantor was incorporated in accordance with the Companies Act. Therefore, the Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be created under the Companies Act.

Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be issued in registered uncertificated form by the Guarantor through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of

such Bonds elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

The Guarantor's registrars are Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, UK.

In these Listing Particulars, capitalised terms which are not otherwise defined shall have the respective meanings given in Part XIX — "Definitions and glossary of technical terms" of these Listing Particulars.


SEC MAIL
PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C.
186
SECTION

CONTENTS

PART I — DESCRIPTION OF THE ENLARGED XSTRATA GROUP

Overview of the Enlarged Xstrata Group's business

The Enlarged Xstrata Group is the fifth largest diversified mining group in the world with top five industry positions in copper, thermal and coking coal, ferrochrome, zinc, nickel and vanadium, a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead, silver and platinum group metals and a suite of global technologies, many of which are leading technologies in the industry. The Enlarged Xstrata Group's operations and projects span five continents and 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the UK and the USA.

The Enlarged Xstrata Group's business is organised in the following six principal business units:

Copper. The Enlarged Xstrata Group is the world's fourth largest producer of mined copper. The Copper Business incorporates the Former Xstrata Group Copper Business, which has interests in two operating mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru, and the Falconbridge Copper Business, which has interests in the Antamina copper and zinc mine in Peru, the Altonorte copper smelter, the Collahuasi copper mine and the Lomas Bayas copper mine and solvent extraction-electrowinning (SX-EW) refinery in Chile, the Kidd copper and zinc mine in Canada as well as smelting, refining and recycling facilities in Canada and in the United States.

Coal. On a managed basis, the Enlarged Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal. It has interests in 33 operating coal mines, 19 of which are located in Australia, 13 in South Africa and one in Colombia.

Nickel. The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world, and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Its operations include mines and processing facilities in Canada, Norway and the Dominican Republic.

Zinc. The Enlarged Xstrata Group is one of the world's largest producers of zinc. The Zinc Business incorporates the Former Xstrata Group Zinc Business with zinc smelting operations in Spain and Germany, interests in three operating mines and a lead smelter in Australia and a lead refining plant in the United Kingdom, and the Falconbridge Zinc Business with interests in the Antamina copper and zinc mine in Peru, the Brunswick zinc mine and a lead smelter and refinery in New Brunswick and a minority interest in a zinc smelter in Valleyfield, Quebec, Canada.

Aluminum. The Enlarged Xstrata Group's aluminium operations include six plants in the United States that produce alumina, primary aluminium and aluminium foil, as well as a mining operation in St. Ann, Jamaica.

Alloys. The Enlarged Xstrata Group is the world's largest producer of ferrochrome and one of the world's leading producers of primary vanadium, with integrated production facilities in South Africa. It also has a platinum group metal ("PGM") joint venture with Rustenburg Platinum Mines and Kagiso in South Africa.

In addition to its six principal businesses, the Enlarged Xstrata Group also operates Xstrata Technology, a mining and processing technology business with operations in Australia, South Africa, Chile and Canada.

Xstrata previously had a forestry business in Chile, which was sold in January 2005, and a magnesium recycling business in North America, which was sold in April 2003. Falconbridge previously had aftermarket automotive wheel manufacturing and distribution operations, American Racing Equipment, which it sold in July 2005.

The Enlarged Xstrata Group comprises, following completion of the Falconbridge Acquisition in August 2006, the Former Xstrata Group and the Falconbridge Group. The Former Xstrata Group's principal businesses comprise the Coal Business, the Former Xstrata Group Copper Business, the Former Xstrata Group Zinc Business and the Alloys Business. The Falconbridge Group's principal businesses comprise the Nickel Business, the Falconbridge Group Copper Business, the Falcon-

bridge Group Zinc Business and the Aluminum Business. For information in relation to the Former Xstrata Group, see Part XII — "Description of the Former Xstrata Group's business" and, for information in relation to the Falconbridge Group, see Part XIII — "Description of the Falconbridge Group's business".

Strategy

Xstrata's strategy since the Xstrata IPO in 2002 has been to grow and manage a distinct, value-focused, global diversified resources group positioned to compete for and create value, with the single aim of delivering industry-leading returns for Shareholders. Xstrata recognises that this aim can only be achieved through genuine partnerships with employees, customers, Shareholders, local communities and other stakeholders which are based on integrity, co-operation, transparency and mutual value creation.

The strategy leverages the Enlarged Xstrata Group's size and momentum and focuses on:

- commitment, capacity and headroom to grow in moves that are themselves creators of value; and
- constant improvement in the quality of Xstrata's businesses through ongoing efficiency gains, margin improvements, net present value enhancements and cost reductions.

Xstrata's strategy is based on its assessment of key success factors in global mining, being:

- scale and critical mass;
- diversification of commodity, currency and country exposure;
- a wide range of growth options, including via acquisitions and brown-field and green-field expansions; and
- operating excellence.

Certain third parties have indicated to the Guarantor their interest in acquiring parts of the Falconbridge Group. The Guarantor is continuing to evaluate its strategic options, which may or may not include disposals.

History and development of the Guarantor

The Guarantor is the holding company of the Enlarged Xstrata Group.

Xstrata AG, which was the predecessor of Xstrata plc, was established in Switzerland in 1926 to invest in infrastructure and power projects in Latin America. In 1990, Glencore International became a substantial shareholder of Xstrata AG, following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

On 25 March 2002, Xstrata plc merged with Xstrata AG to become the holding company of the Former Xstrata Group. At the same time, the Former Xstrata Group acquired Enex and Duiker from Glencore International and the shares of Xstrata plc were admitted to the Official List, to trading on the London Stock Exchange's market for listed securities and to listing on the SWX.

In December 2002, the Former Xstrata Group acquired the Nordenham zinc smelter from Metaleurop SA, a company in which Glencore International has a 33% shareholding.

In June 2003, Xstrata acquired, through a wholly-owned subsidiary, MIM Holdings Limited, now known as Xstrata Queensland Limited.

In August and September 2005, the Former Xstrata Group acquired approximately 19.9% of the then outstanding Falconbridge Shares. Following completion of the Falconbridge Acquisition, Xstrata begun a compulsory acquisition process to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata now beneficially owns approximately 99.9% of the outstanding Falconbridge Shares. Xstrata expects the compulsory acquisition process to conclude in early November 2006, after which Falconbridge will be a wholly-owned indirect subsidiary of Xstrata.

Anticipated annualised cash cost savings from the Falconbridge Acquisition of around US$120 million comprise reductions in certain duplicated head office and administrative functions

and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition, Xstrata expects to benefit from the incorporation of Falconbridge into the Enlarged Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses.

In connection with securing approval for the Falconbridge Acquisition under the Investment Canada Act, Xstrata provided the Canadian Minister of Industry with several important commitments in respect of Falconbridge's operations and employees in Canada. These commitments included:

- establishing Xstrata Nickel as a new standalone global nickel business, with its head office in Toronto and with responsibility for all of the Enlarged Xstrata Group's worldwide nickel operations;
- establishing in Toronto a Canadian Division of Xstrata Technology, which is responsible not only for marketing the Falconbridge Group's existing commercial technologies worldwide but also for marketing Xstrata's existing proprietary technologies throughout the Americas. In addition, Xstrata made significant commitments with respect to increased research and development expenditures in Canada over the next three years;
- making substantial commitments with respect to improved capital expenditures in Canada over the next three years, including significant commitments in respect of increased expenditures on exploration, including greenfield exploration, in Canada over the same period;
- committing to a process to identify for consideration by the Nominations Committee an appropriate Canadian candidate to be put forward to Shareholders as a non-executive director of the Guarantor; and
- consistent with Xstrata's established practice of setting aside 1% of its annual pre-tax profits to support communities in which it operates, committing that a set portion of the Enlarged Xstrata Group's social involvement funding will be spent on community and social initiatives in Canada, with a particular focus on supporting Native American communities.

For further information on the impact of the Falconbridge Acquisition on the assets, liabilities and earnings of the Enlarged Xstrata Group, see Part IV of the Circular (pages 389 to 400 inclusive) and Part IV of the Second Circular (pages 59 to 62 inclusive), each of which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars.

In May 2006, the Former Xstrata Group acquired 33⅓% of the Cerrejón thermal coal operation in Colombia. In June 2006, the Former Xstrata Group acquired the Tintaya mine and associated satellite deposits in Peru.

For further information in relation to significant acquisitions and disposals of the Former Xstrata Group since 1 January 2003, see Part XII — "Description of the Former Xstrata Group's business — Acquisitions, disposals and discontinued operations" of these Listing Particulars.

For recent significant developments in respect of the Former Xstrata Group, see Part XII — "Description of the Former Xstrata Group's business — Recent significant developments". For recent significant developments in respect of the Falconbridge Group, see Part XIII — "Description of the Former Falconbridge Group's business — Recent significant developments".

Relationship with Glencore

Overview

Glencore International is a private, 100% employee-owned, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore operates on a global scale, marketing physical commodities which it produces at its own industrial assets or purchases from third parties to industrial consumers, such as those in the automotive, steel, power generation, oil and food processing industries. Glencore also provides financing, logistics and other services to producers and consumers of commodities. These activities are supported by investments in industrial assets relating to its core commodities. Glencore's headquarters are located in Baar, Switzerland and it has a network of 60 field offices in over 50 countries throughout the world.

In 1990, Glencore International became a substantial shareholder in Xstrata AG (which merged with the Guarantor in 2002 as Xstrata plc became the ultimate holding company of the Former Xstrata Group), following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

As a result of their participation in a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Former Xstrata Group's acquisition of MIM and the MIM Rights Issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are, so far as the Guarantor is aware, jointly interested in 254,750,351 Ordinary Shares, representing approximately 36.01% of the current issued ordinary share capital of the Guarantor. Of these 254,750,351 Ordinary Shares, 252,601,000 Ordinary Shares are subject to the Arrangement and of these 252,601,000 Ordinary Shares: (a) Glencore International is entitled to exercise the voting rights attaching to 101,040,400 of them, representing approximately 14.28% of the issued outstanding Ordinary Shares of Xstrata; and (b) CSSEL is entitled to exercise the voting rights attaching to 151,560,600 of them, representing approximately 21.43% of the issued outstanding Ordinary Shares. Glencore International and CSSEL are the largest shareholders of the Guarantor. Under its terms, the Arrangement will terminate on 2 December 2006.

Glencore International has irrevocably undertaken to take up its full entitlements under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings (approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue). The Takeover Panel has granted a dispensation from any obligation on either Glencore International or CSSEL to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore International and CSSEL's interest being diluted by exchange rights under the Glencore Exchangeable Bonds being exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds into Ordinary Shares being exercised, between 2 October 2006 (being the latest practicable date prior to the publication of the Prospectus) and completion of the Rights Issue and subsequently being increased again as a result of Glencore International subscribing for New Shares pursuant to the irrevocable undertakings it has given to Xstrata or pursuant to the Glencore Underwriting Letter. Glencore International's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally.

Glencore International will be paid an underwriting commission by the Company of US$35.1 million in connection with its undertakings. For further information in relation to Glencore International's Irrevocable Undertaking Agreement and the lock-up arrangements, see paragraph 12(f) of Part XVI — "Additional Information — Material contracts" of these Listing Particulars.

Commercial relationship

General

The Enlarged Xstrata Group believes that it benefits from the various arm's length advisory and marketing arrangements in place with Glencore. The Enlarged Xstrata Group further believes that Glencore benefits from these arrangements with the Enlarged Xstrata Group.

A number of the Enlarged Xstrata Group's operating subsidiaries have entered into long-term agency agreements with Glencore under which Glencore provides marketing services in exchange for agency fees. These fees are negotiated on arm's length terms and range from 3.5% to 5% of the FOB sales revenue. In a number of instances, Glencore acts as collecting agent and also assumes 60% of the non-payment risk of the Chrome Business's ferrochrome trade receivables and 100% of the non-payment risk of the Chrome Business's vanadium trade receivables.

The Former Xstrata Group also acquired a one-third interest in Cerrejón from Glencore in May 2006.

Copper Business

The Former Xstrata Group has entered into sales agreements with Glencore International in respect of the total available export allocation of copper cathode and surplus North Queensland copper concentrate not processed through its Mount Isa copper smelter for an initial three-year period from 1 June 2004 and "evergreen" thereafter unless the agreement is terminated by either party with a minimum 12-month notice period. The sales terms for the copper cathode are the LME price plus a premium that is based on Codelco North Asian CIF Liner Terms less freight discounts by destination. The sales terms for the copper concentrate are based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges for the benchmark portion (25%) are fixed annually in line with annual benchmark terms. The treatment and refining charges for the spot portion (75%) are negotiated quarterly based on the prevailing spot market terms.

Minera Alumbrera Limited has entered into a contract with Glencore in respect of 20,000 to 40,000 dmt copper concentrate per annum expiring on 31 December 2004, thereafter "evergreen" with a 12-month termination period. The sales terms for the copper concentrate are negotiated annually. Minera Alumbrera Limited also has a fixed term contract for the sale of copper concentrate to Glencore for 40,000 dmt per annum in 2004, 2006 and 2007 as well as 60,000 dmt in 2005, expiring 31 December 2007. The treatment and refining charges are fixed for the term of the contract. Minera Alumbrera Limited on occasions sells concentrate to Glencore at spot terms. Spot sales are at prevailing spot market prices.

All terms for the North Queensland operations and Minera Alumbrera Limited are set at generally accepted international terms.

Approximately 60,000 dmt of Tintaya copper concentrate and 4,000 tonnes of copper cathode has been sold on a spot basis to Glencore during the second half of 2006, at prevailing market prices. No long-term contracts have been entered into between Tintaya and Glencore.

The Falconbridge Copper Business has entered into a long-term deal for the supply of 50,000 dmt copper concentrate per annum from Glencore to the Altonorte smelter. This contract is "evergreen" in nature, with terms renewed annually. Altonorte has also entered into an annual contract with Glencore for the sale of 9,000 tonnes of copper blister.

The Falconbridge Copper Business's smelters in Canada purchased approximately 80,000 dmt of copper concentrate from Glencore in 2006, under various spot contracts. Falconbridge had also entered into a contract for the sale of 4,000 tonnes of copper cathode to Glencore in 2006, with terms reviewed quarterly. It is expected that this contract will be renewed in 2007.

The following table sets out in more detail the contracts between Glencore and the Falconbridge Copper Business during 2004, 2005 and 2006:

Copper Business Entity	Commodity	Quality	Quantity (dmt)	Spot/Annual	Start Date	Headline Terms (TC/RC)
Kidd Smelter	Copper concentrate	Butte	15,000	Spot	First half 2005	US$100/10¢
	Copper concentrate	Butte	5,000	Spot	End 2005/Beginning 2006	US$150/15¢
	Copper concentrate	Gibraltar	8,200	Spot	End 2005/Beginning 2006	US$150/15¢
	Copper concentrate	Gibraltar	13,900	Spot	First quarter 2006	US$142/4.2¢
	Cathodes	Kidd	690	Spot	August 2005	Premium 5.50
Horne Smelter	Copper concentrate	Butte	6,000	Spot	First quarter 2006	US$150/15¢
	Copper concentrate	Gibraltar	9,000	Spot	First quarter 2006	US$150/15¢
	Copper concentrate	Gibraltar	3,800	Spot	First quarter 2006	US$150/15¢
	Copper concentrate	Gibraltar	1,100	Spot	First quarter 2006	US$142/4.2¢
	Copper concentrate	Peak	9,000	Spot	First quarter 2006	US$153/15.3¢
	Copper reverts	Salvador	10,000	Spot	First quarter 2006	US$165/16.5¢
CCR	Cathodes	CCR	1,895	Spot	May/June 2005	Premium 5.00
CCR	Cathodes	CCR	4,135	Annual	January to December 2004	Noranda Quarterly Premium

Coal Business

Xstrata Coal Marketing AG and Xstrata (Schweiz) AG entered into a Market Advisory Agreement with Glencore International on 2 March 2002. Pursuant to this agreement, Glencore International, for a fee of US$0.50 per attributable tonne of coal exported by the Former Xstrata Group from Australia or South Africa, acts as the Enlarged Xstrata Group's market adviser with respect to its export production of coal (other than for Cumnock No. 1 Colliery Pty Limited ("Cumnock") while it is not a wholly-owned subsidiary). Glencore International advises the Enlarged Xstrata Group regarding the placement of its Australian and South African export coal in the world market, the future planning for that placement and market opportunities available for the future sale of export coal. Glencore International also provides the Enlarged Xstrata Group's marketing department with real time market intelligence and access to Glencore International's network of global offices. In providing such services Glencore International has agreed not to act for the greater benefit of itself to the disadvantage of the Enlarged Xstrata Group. For further information, see Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Relationship with controlling shareholder" of these Listing Particulars.

The Market Advisory Agreement remains in full force and effect for a period of 20 years from the date of the agreement, with a review of the fee at the end of each fifth year of its term. The Market Advisory Agreement may be terminated by Xstrata Coal Marketing AG after giving 45 days' notice if any person (together with its affiliates) holds, directly or indirectly, 50% or more of the issued share capital of Glencore International. The Market Advisory Agreement may also be terminated by either party with immediate effect if:

(a) the other party commits a material breach of the agreement and fails to remedy the breach, if capable of remedy, within 30 days of receiving written notice from the other party identifying such breach; or

(b) the other party enters into liquidation or is declared insolvent.

Xstrata (Schweiz) AG has agreed to guarantee the performance by Xstrata Coal Marketing AG of its obligations under the Market Advisory Agreement.

On 5 January 1995, Cumnock entered into a sales and marketing agreement with Glencore International. Pursuant to this agreement Glencore International provides sales and marketing services to Cumnock and Cumnock appoints Glencore International as its agent to market coal. Glencore International is entitled to a commission of US$0.75 per tonne for all coal sold by Cumnock.

The Enlarged Xstrata Group enters into forward commodity price contracts with Glencore International as counter-party. During the six month period ended 30 June 2006, 505,000 tonnes were delivered at an average FOB price of US$55.75 per tonne, compared with 945,000 tonnes at an average FOB price of US$57.80 per tonne during the year ended 31 December 2005 and 930,000 tonnes at an average FOB price of US$43.10 per tonne during the year ended 31 December 2004. At 30 June 2006, 560,000 tonnes were contracted at an average FOB price of US$56.80 per tonne for delivery in 2006, compared with 765,000 tonnes contracted at an average FOB price of US$52.63 per tonne for delivery in 2006 at 31 December 2005 and 720,000 tonnes contracted at an average FOB price of US$59.75 per tonne for delivery in 2005 at 31 December 2004.

During the six months ended 30 June 2006, 236,952 tonnes were borrowed from Glencore and 319,418 tonnes were transferred back to Glencore with 58,104 tonnes owed to Glencore at 30 June 2006 (compared with 140,570 tonnes at 31 December 2005).

In 2006 the Former Xstrata Group entered into a three-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. The supply agreement commenced in April 2006 and 16.1 million litres (US$15.0 million) were delivered to June 2006. The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel (USD/BBL).

The Former Xstrata Group acquired a one-third interest in Cerrejón from Glencore in May 2006. In 2005, Cerrejón entered into a four-year fuel supply agreement with Glencore to supply diesel fuels. Since Xstrata acquired its interest in Cerrejón, Xstrata's share of the fuel purchases totalled 19.3 million litres (US$10.2 million) to June 2006. The supply agreement is on arm's length terms and prices change for each shipment according to the world market price per barrel.

All other coal purchases and sales with Glencore International are on commercial terms.

Nickel Business

The Nickel Business currently has a 60 tonnes per month contract with Glencore under which Glencore markets nickel product out of the Nikkelverk refinery in Norway. There is also an additional contract with Glencore for the treatment of a "white alloy" product that Glencore sources from the Democratic Republic of Congo.

Zinc Business

Asturiana has a service agreement with Glencore (the "Asturiana Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market. The fees paid by Asturiana under the Asturiana Service Agreement are approximately US$2.0 million per annum.

Asturiana has an "evergreen" agreement with Glencore to purchase 380,000 dmt per annum of zinc concentrate. Treatment charges are negotiated annually.

Asturiana (through its San Juan de Nieva and Nordenham operations) agreed to supply Glencore with 219,500 tonnes of SHG zinc slabs or CGG ingots during 2006 based on market FOB/CPT prices plus the respective premium.

McArthur River has an agreement with Glencore to supply 262,400 wmt per annum of zinc concentrates in 2006 until the end of 2009 after which it becomes "evergreen". Treatment charges are negotiated annually.

Mount Isa has two agreements with Glencore for the supply of zinc concentrate. The first agreement is to supply 90,000 wmt. The second agreement is to supply 80,000 wmt to 100,000 wmt for the

purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to the Guarantor's European smelters at equivalent terms. Treatment charges are negotiated annually. The Guarantor and Glencore have agreed to extend these agreements to the end of 2008 after which they will become "evergreen" in nature.

The Falconbridge Zinc Business has a current contract to sell to Glencore in 2006 12,000 tonnes of zinc metal (shipped at 1,000 tonnes per month) from Kidd Creek and Canadian Electrolytic Zinc ("CEZ") operations in Canada. In April 2006, the Falconbridge Zinc Business purchased 25,000 tonnes of zinc concentrate at CEZ from Glencore. In addition, Glencore purchased under contracts shipped in April and June of 2006 a total of 43,000 tonnes of zinc concentrate from Brunswick Zinc. Two 2006 annual contracts are also in place with Glencore to purchase 6,000 tonnes and 5,000 tonnes of zinc metal.

Aluminum Business

The Aluminum Business currently has two purchase agreements for the supply of primary aluminium for remelt at its Huntingdon and Salisbury rolling mills and expects to purchase approximately 130 million pounds of primary aluminium for the year ending 31 December 2006 at the market price prevailing during the month of shipment. In the year ended 31 December 2005, the Aluminum Business purchased from Glencore approximately 112 million pounds of aluminium with a total spend of approximately US$110 million and approximately 7,500 tonnes of alumina with a total spend of approximately US$3 million and it sold to Glencore approximately 15 million pounds of aluminium with a total sales value of approximately US$14 million.

Alloys Business

Chrome operations

Xstrata South Africa entered into a ferrochrome marketing agreement with Glencore International on 21 April 1995, appointing Glencore International as its exclusive world-wide marketing agent for the sale of Xstrata South Africa's entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata South Africa produces ferrochrome. Glencore International is obliged to use its best endeavours to arrange sales at prevailing market rates subject to initial agreement and approval by Xstrata South Africa prior to effecting the sale. Glencore International assists Xstrata in negotiating sales contracts with third parties. Glencore International is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore International assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

This ferrochrome marketing agreement was updated in 2005 with effect from 1 July 2004, to provide that, in addition, Glencore International is appointed and is responsible for the marketing of all ferrochrome produced by Merafe as a result of Merafe's participation in the Pooling and Sharing Venture (PSV) between Merafe and Xstrata South Africa, on terms and conditions that are no less favourable than those terms and conditions in the ferrochrome marketing agreement between Xstrata South Africa and Glencore International.

If, at any time, Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its products in the market. Glencore International is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore International is also entitled to receive a US$50,000 monthly fee in connection with market analysis and administration tasks it performs.

Ferrochrome sold into the US and Canada is distributed by Glencore Limited and Glencore Canada Inc., respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Enlarged Xstrata Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Limited ("Mitsui & Co.") is the appointed distribution agent for ferrochrome sales into territories of China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A

change in distributing agent for sales into these countries must be done with the consent of Glencore International. Mitsui & Co. is entitled to receive 2.5% sales commission on sales revenue FOB value for tonnages above 30,000 and up to 75,000 and 3.5% of the sales revenue FOB value for tonnages exceeding 75,000 but not exceeding 105,000 per annum. The continuation of the distribution agreement with Mitsui & Co. is subject to the operating agreement between Xstrata South Africa and Mitsui Minerals Development South Africa ("MMDSA") in relation to the Xstrata Lydenburg plant. MMDSA owns a 12.5% undivided share in the fixed assets of Xstrata Lydenburg plant of which Xstrata South Africa is appointed as independent contractor. This ownership entitles MMDSA to 12.5% of the rated capacity (capped at 240,000 tonnes) ferrochrome produced at an amount equal to FOB cost per tonne plus 3.5% of the FOB export price for the products taken. Upon termination of the operating agreement, the distribution agreement will also terminate and Xstrata South Africa will be obliged to purchase the 12.5% undivided share from MMDSA at the prevailing market price.

Vanadium operations

The Enlarged Xstrata Group's wholly-owned marketing agent, Xstrata Marketing Corporation A.V.V. entered into a marketing agreement with Glencore International expiring on 31 December 2017, in respect of the Enlarged Xstrata Group's entire production of vanadium other than vanadium sold into the US or Canada. In January 2005, the previous 20-year marketing agreement was superseded and replaced by a substantially similar marketing agreement consolidating the marketing arrangements between Glencore and the Former Xstrata Group's contracting entities at prevailing market rates subject to initial agreement and approval by Xstrata South Africa prior to effecting the sale.

Under the agreement, Glencore International is obliged to use its best endeavours to arrange sales for the Enlarged Xstrata Group of vanadium pentoxide and ferrovanadium to customers. Xstrata South Africa is obliged to pay to Glencore International an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers in relation to vanadium sales.

If, at any time, Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its products in the market. Glencore International is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the United States or Canada is distributed by Glencore Limited and Glencore Canada Inc., respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The percentage of distribution fees payable by the Enlarged Xstrata Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Relationship with controlling shareholder

On 20 March 2002, Glencore International and the Guarantor entered into an agreement (the "Relationship Agreement") which regulates the ongoing relationship between them. The principal purpose of the Relationship Agreement is to ensure that Xstrata is capable of carrying on the Enlarged Xstrata Group's Business independently of Glencore and that transactions and relationships between Glencore and the Enlarged Xstrata Group are at arm's length and on normal commercial terms. The Relationship Agreement will continue for so long as the Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is the Guarantor's controlling shareholder (as such term is defined in the Relationship Agreement). Currently, a controlling shareholder is a person who holds either 30% or more of the votes exercisable at general meetings of the Guarantor or has the right to control the appointment of the majority of the Directors. As is noted above, as a result of entering into the Arrangement, Glencore International currently holds only 14% of the votes exercisable at general meetings of the Guarantor and it does not have the right to control the appointment of the majority of the Directors. Notwithstanding that it is no longer a controlling shareholder of the Guarantor under the terms of the Relationship Agreement, Glencore International has agreed that the Relationship Agreement will, nevertheless, continue in full force and effect.

Under the Relationship Agreement:

- the Guarantor and Glencore International agree that transactions and relationships between the Enlarged Xstrata Group and Glencore will be conducted at arm's length and on a normal commercial basis;
- the Guarantor and Glencore International agree to ensure that the Guarantor is capable, at all times, of carrying on its business independently of any member of Glencore;
- Glencore International is only permitted to nominate a maximum of three directors of the Guarantor or (if lower or higher) such number of directors of the Guarantor nominated by Glencore International as is equal to one less than the number of independent directors. Glencore International previously nominated three directors to the board of directors of the Guarantor. However, following Mr. David Issroff's resignation from the Board with effect from 10 May 2006, Glencore International currently only has two nominees on the Board, being Messrs. Strothotte and Glasenberg;
- directors of the Guarantor nominated by Glencore International shall not be permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Guarantor's board of directors to approve any aspect of the Enlarged Xstrata Group's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore; and
- Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of the Guarantor which would be inconsistent with, or undermine, the Relationship Agreement.

The Enlarged Xstrata Group believes that the terms of the Relationship Agreement as described above enable the Enlarged Xstrata Group to carry on its business independently from Glencore.

Technology

Xstrata Technology is a minerals and processing technology business with operations in Australia, South Africa, Chile and Canada.

The Enlarged Xstrata Group participates in a number of focused explorations research projects designed to reduce the cost of mineral exploration and increase the likelihood of success. Projects include the areas of geophysics, geology, geochemistry and remote sensing. The Enlarged Xstrata Group is also involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and create opportunities for business growth.

Xstrata Technology develops and sells technology to third parties through licensing agreements. The following table sets out a description of the current technologies of the Former Xstrata Group:

Technology	Description
ISASMELT	ISASMELT is a smelting process that has applications for primary and secondary copper and lead smelting, converting, copper/nickel smelting, and treatment of scraps and residues. The technology is installed at smelting facilities in Australia, the US, Belgium, Germany, the United Kingdom, India, Malaysia, China and Peru.
ISAPROCESS	ISAPROCESS is a permanent cathode technology for the copper refining industry. This technology utilises re-usable stainless steel cathode plates with precise cathode alignment, automation in electrode handling, and associated cathode stripping equipment. Benefits of the ISAPROCESS include copper cathode purity, operating intensity, increased labour productivity, improved safety and lower operating costs. The ISAPROCESS is installed at over 50 plants worldwide accounting for over 30% of global refined copper production.
IsaMill	IsaMill is a revolutionary grinding technology initially developed for ultra-fine grinding of ore bodies at Mount Isa and McArthur River. It has since been adopted for conventional coarser grinding where it can significantly increase processing efficiency. It is rapidly being adopted with over 40MW of installed capacity anticipated by the end of the first quarter of 2007 in Australia, South Africa and the US.
Jameson Cell	The Jameson Cell is a flotation cell that generates an intense flotation recovery process. Over 250 Jameson Cells have been installed at a number of copper, lead, zinc, coal and solvent extraction/electrowinning (SX-EW) facilities.
Albion Process	The Albion Process is a patented process that includes a combination of ultra-fine grinding using IsaMill technology followed by atmospheric leaching for subsequent metal recovery, for example by electrowinning or precipitation. This technology is being considered for installation at two of the Former Xstrata Group's mine sites after pilot testing on copper and zinc concentrates has been completed, and has been licenced to an operation that will recover refractory gold from tailing dams.

In the Falconbridge Acquisition, Xstrata also acquired the rights to the Kidd Process, another leading stainless steel copper refining technology, which is used to produce approximately 3.7 Mt of refined copper worldwide. Xstrata Technology now markets the Kidd Process in addition to the ISAPROCESS, which has further strengthened its position as a supplier of copper refining technology.

The Enlarged Xstrata Group also has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper and cobalt products and to develop environmentally sustainable production technologies.

The primary focus at the Technology Centre in Sudbury is on developing new technologies for the Enlarged Xstrata Group in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides. The majority of the technical support is provided to the Nickel Business. Other Enlarged Xstrata Group businesses receive support on an as-needed basis.

Pilot plant facilities for metallurgical testing are located at Sudbury, the Nikkelverk refinery, Brisbane Hydrometallurgical laboratories, Townsville Copper Refinery, Kidd Creek Metallurgical site and at Lomas Bayas. In 2005 several industrial scale metallurgical tests were also conducted including testing at the Sudbury smelter, at Kidd Creek in Timmins and at CCR in Montreal.

Expenditures by the Falconbridge Group on research and process development for the two years ended 31 December 2004 and 2005 were US$22 million and US$29 million, respectively.

Operational hazards and insurance

The Enlarged Xstrata Group's operations are subject to numerous operating risks which include geological conditions such as unexpected geological features, unexpected seismic activity, climatic conditions such as flooding or drought, interruptions to power supplies, environmental hazards, technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These risks and hazards could also result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability.

The Enlarged Xstrata Group maintains insurance through a number of international insurers prepared to provide cost effective insurance cover to the metals and mining industry. The insurances are arranged via international brokers who provide an assurance that the types of insurance are customary for the mining and metal industry and limits and coverages are appropriate for the Enlarged Xstrata Group. The Falconbridge Group placed part of its property and business interruption insurance directly with an international insurer.

For substantially all of the Enlarged Xstrata Group's operations, the Enlarged Xstrata Group maintains:

- property and business interruption insurance, which protects against losses relating to the Enlarged Xstrata Group's assets;
- public and products liability insurance, which protects against claims by third parties for bodily injury or damage to property; and
- freight insurance which protects against losses relating to the transport of the Enlarged Xstrata Group's equipment, product inventory and concentrates.

The Enlarged Xstrata Group's insurance does not cover every potential risk associated with its operations. In particular, meaningful coverage at reasonable rates is not obtainable by the Enlarged Xstrata Group or other companies within the industry for certain types of environmental hazards, such as gradual pollution or other hazards as a result of the disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Enlarged Xstrata Group's financial condition or results of operations. Moreover, no assurance can be given that the Enlarged Xstrata Group will be able to maintain adequate insurance in the future at rates it considers reasonable.

Regulatory and environmental matters

The mining, mineral processing and other operations of the Enlarged Xstrata Group are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure and occupational health and safety. In addition to mandated environmental safeguards, the Enlarged Xstrata Group has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programmes. These aspects are aligned with and support the Enlarged Xstrata Group's commitments to sustainable development, where economic prosperity, environmental quality and social equity drive business activities. The Enlarged Xstrata Group believes that sustainable development is the implementation of practices and policies that contribute to the well-being of the environment, economy and society to address the needs of customers, suppliers, shareholders, employees, government, the general public, the communities in which it operates and other stakeholders without compromising the ability of future generations to meet their own needs.

The Enlarged Xstrata Group has in place a comprehensive environmental management system consisting of a sustainable development policy, guidelines, standards, procedures, audit frameworks, job descriptions and procedures, roles and responsibilities, employee and contractor training, public and employee reporting, emergency prevention and response, risk management and community awareness.

In common with other diversified natural resources and mineral processing companies, the Enlarged Xstrata Group's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere. There are many national (including certain provisions of the South African Constitution), regional and local environmental laws, regulations and policies which apply to the

Enlarged Xstrata Group's operations, the scope of which varies according to the jurisdiction concerned. Examples include those relating to waste and waste water treatment, disposal of waste, air emissions or discharges. If any of the Enlarged Xstrata Group's operations fail to comply with the relevant laws and regulations, the relevant authorities could require additional equipment to be installed at substantial cost or that the whole or part of the operation be closed down or scaled back. In addition, if a member of the Enlarged Xstrata Group is found to have committed a breach of the relevant law or regulation, it may be liable to pay a fine to the relevant authority or, in some cases, compensation to individuals affected by the breach; alternatively, directors of Enlarged Xstrata Group members may be held liable for any breach.

In some jurisdictions, members of the public can initiate proceedings to enforce compliance with permits and applicable environmental, health and safety laws and regulations. Proceedings commenced by members of the public have not to date had a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group, although no assurance can be given that these types of actions will not occur in the future and have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

The Mount Isa operations in Queensland are subject to specific legislation of the Queensland State Parliament, the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985 exempts the Mount Isa operations from strict compliance with the otherwise applicable Environmental Protection Act 1994 with respect to air emissions. The State environmental regulator has informed Xstrata of its desire to assume the regulation of special state legislation, including the Mount Isa Mines Limited Agreement Act 1985. In the event that happens and a subsequent amendment is sought and made to bring air emissions permitted under the Mount Isa Mines Limited Agreement Act 1985 into line with the Environmental Protection Act 1994, or alternatively the Mines Limited Agreement Act 1985 is repealed, then significant cost consequences, relating to investing in new environmental technologies and practices, could be required to maintain current production levels.

Each of the Enlarged Xstrata Group's businesses are subject to various laws and regulations relating to their ability to carry out operations, as well as environmental and health and safety issues. The requirements of these laws vary from operation to operation, and are also dependent on the jurisdiction in which they operate. The Enlarged Xstrata Group's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, the Enlarged Xstrata Group incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimise future liabilities for site closure. The board of directors of the Guarantor, as a matter of policy, requires each of the Enlarged Xstrata Group's businesses and operations, as a minimum, to comply with all relevant laws and regulations in the jurisdiction in which it operates. Compliance with relevant environmental laws is the responsibility of respective managers at the operating companies who are directly responsible to the Enlarged Xstrata Group's senior management. All Falconbridge Group operations are guided by a Sustainable Development Policy and Management System Environment, Health and Safety (EHS) Operating Manual that assists corporate, site, project managers and EHS professionals to implement the elements of the Falconbridge Limited Sustainable Development Policy. All Falconbridge Group operations are also guided by the Falconbridge Code of Ethics which sets a high standard of ethical behaviour throughout the Falconbridge Group. The code requires that decision-making include due consideration for human rights, the provision of a living wage to all workers worldwide, a diverse workforce that encourages upward mobility, respect for indigenous rights, environmental improvement, transparency in the Falconbridge Group's conduct and a commitment to sustainable communities. A procedure exists for employees to confidentially report issues of non-compliance to designated individuals or through the Falconbridge Group's Ethics Hotline. The Guarantor believes that each of the Enlarged Xstrata Group's businesses and operations are substantially in compliance with all material applicable environmental laws and regulations.

In most jurisdictions, businesses are required to rehabilitate site operations which have been closed down. In South Africa, for example, section 43 of the MPRDA imposes liability on the mining operator for some time after the relevant mining operations have ceased. Accordingly, the Enlarged Xstrata Group, to the extent it has not already done so, will have to make provision for the costs involved in closure and other rehabilitation of any of its site operations in the future. This may involve substantial costs. In the event that pollution of the environment surrounding or adjacent to any of the

Enlarged Xstrata Group's operations occurs, or has already occurred, the Enlarged Xstrata Group may be required to remediate pollution and incur substantial costs. In particular, the Enlarged Xstrata Group's operations are generally required either to lodge security bonds or make ongoing cash contributions for the purpose of rehabilitation at the end of a mine's life. The Enlarged Xstrata Group has an established environmental audit programme at each of its mines and will continue to review its compliance with environmental requirements, including its rehabilitation requirements. The Enlarged Xstrata Group will comply with the provisions of the South African MPRDA to ensure that it will continue to be able to operate within the legislative regime introduced by the MPRDA and the Enlarged Xstrata Group complies with similar obligations in other jurisdictions in which it has operations.

In the UK, any cessation of operations requires the decommissioning of plants and rehabilitation of the environment in order to surrender various environmental permits. The standard and extent of remediation required will vary according to the approach of the regulator and it is not possible to accurately estimate such closure and rehabilitation costs in advance. As environmental regulation becomes more stringent, there can be no assurances that future costs of closure and rehabilitation will not be materially higher than currently anticipated.

The Enlarged Xstrata Group's operations are members of various forums which aim to develop, through the use of best available technologies, water management practices to ensure that the water used by the Enlarged Xstrata Group's operation will, when re-introduced into the water system, meet end user requirements and legal requirements.

The Enlarged Xstrata Group's operations require various environmental permits covering, amongst other things, water use and discharges, stream diversions and solid waste disposal. The Enlarged Xstrata Group has applied for the necessary permits and in doing so has complied with all the requisite statutory obligations required to make application for the permits. Not all permits have, however, been issued due to administrative delay. The Guarantor does not anticipate that any environmental issues or liabilities in connection with environmental permits will be material to the Enlarged Xstrata Group's operations. Further information on the licensing and permits of the Enlarged Xstrata Group's businesses can be found in this Part XII — "Description of the Enlarged Xstrata Group's business — Statutory authorisations, licences and concessions" below.

New legislation or regulations may come into force in the future that may materially adversely affect the Enlarged Xstrata Group's mining operations, its cost structure or its customers' ability to use the Enlarged Xstrata Group's products, particularly coal. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require the Enlarged Xstrata Group or its customers to change operations significantly or incur increased costs. It is possible that environmental laws and regulations in certain countries in which the Former Xstrata Group operates will, in the future, become more stringent with the result that the amount and timing of future expenditure required to enable the Enlarged Xstrata Group to remain in compliance with such laws and regulations could increase substantially from their current levels. In particular, there is a clear and continuing trend in Europe for increasingly stringent environmental measures to be enacted at European Union level which require stringent environmental measures to be enacted at EU member state level and which may have a significant operating and financial impact on the Enlarged Xstrata Group.

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 30 August 2006, 164 states and regional economic integration organisations (such as the EU) had deposited instruments of ratifications, accessions, approvals or acceptances in respect of the Protocol.

Those jurisdictions in which the Enlarged Xstrata Group has operations can be split, with regard to the laws, regulations and policies aimed at limiting or reducing greenhouse gas emissions, into four categories. The first is those jurisdictions within the EU (such as Belgium, Germany, Spain and the UK) that are subject to the EU emissions trading scheme (the "EU ETS"). The EU ETS currently focuses on carbon dioxide emissions from certain energy intensive industries (such as power generation and the production and processing of ferrous metals) until 2007 when the scheme will be expanded to cover other greenhouse gases, such as methane, and other industries, such as the chemical and aluminium production industries. The second category comprises non-EU jurisdictions

that have ratified the Kyoto Protocol and that have in place, or will shortly have in place, a formalised system of greenhouse gas emission allowances trading and emission levels regulation (such as Canada and Norway). The third category consists of those jurisdictions that have not ratified the Kyoto Protocol and that presently have no jurisdiction-wide system for emission allowances trading (such as Australia). The final category is those jurisdictions that have ratified the Kyoto Protocol but have no obligations under it to reduce greenhouse gas emissions (the so called non-Annex 1 countries such as South Africa, Chile, Argentina, Peru, Colombia and the Dominican Republic).

Both Canada and Norway have ratified the Kyoto Protocol and are committed to meeting their obligations thereunder in respect of greenhouse gas emission levels. Canada, which is the jurisdiction of incorporation of Falconbridge, ratified the Kyoto Protocol in late 2002. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the Kyoto Protocol. The federal Canadian government has undertaken extensive industry consultations with a view to structuring a domestic emissions trading system and has proposed a regulatory framework for greenhouse gas emissions regulation and trading. From 1 January 2005, an emissions trading system has been introduced in Norway for the period 2005 to 2007 (and covering in the region of 10% to 15% of Norway's greenhouse gas emissions). The Norwegian system is very similar in structure and in form to the EU ETS.

The Enlarged Xstrata Group has operations in various developing world jurisdictions, such as South Africa, Chile, Argentina, Peru, Colombia and the Dominican Republic, that are non-Annex 1 countries. Despite having no obligations under the Kyoto Protocol in respect of their levels of greenhouse gas emissions, these countries may host Clean Development Mechanism ("CDM") projects that allow Annex 1 country companies, whether operators of an emissions constrained installation or not, to procure additional emission rights.

In July 2005, Australia, China, India, Japan, South Korea and the US formed the Asia-Pacific Partnership on Clean Development and Climate. Members of the partnership intend to cooperate on the development and transfer of technology that enables the reduction of greenhouse gas emissions. It is uncertain what, if any, impact this partnership will have on the Enlarged Xstrata Group as its implementation plans are being developed.

See the risk factor in Part IV — "Risk Factors — Industry risks relating to the Enlarged Xstrata Group — Risks related to climate change legislation" of these Listing Particulars for a discussion of certain potential impacts on the Enlarged Xstrata Group relating to the Kyoto Protocol.

The Enlarged Xstrata Group has a number of mining tenements, licences and concessions with various terms (including durations) under which the Enlarged Xstrata Group carries out mining and natural resources activities. Except to the extent described in respect of the Rhovan vanadium operations in Part XII — "Description of the Former Xstrata Group's business — Alloys Business summary — Vanadium operations — Description of vanadium operations — Mineral right applications and conversions" of these Listing Particulars, licences are in place in respect of all reserves which the Enlarged Xstrata Group is currently exploiting.

Members of the Enlarged Xstrata Group may from time to time breach the terms of their mining tenements, licences and concessions. The Guarantor does not however believe that any such breaches of which it is aware would have a material adverse effect on the Enlarged Xstrata Group.

South African Mineral and Petroleum Resources Development Act and Empowerment Charter and Royalty Bill

On 3 October 2002, the President of South Africa assented to and signed into law the MPRDA, which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines, including the Mineral and Petroleum Royalty Bill (the "Royalty Bill") pertaining to royalties. A draft of the Royalty Bill, dated 10 March 2003, was released for public comment on 20 March 2003. This version of the Royalty Bill has been withdrawn for revision and a new draft is expected in the near future.

A key outcome of the MPRDA is that the South African state becomes the custodian of all the rights to minerals and that prospecting and mining require prospecting and mining rights respectively

which can only be granted by the state once certain criteria are met, including black empowerment criteria for HDSAs. Existing prospecting and mining authorisations and the underlying mineral rights need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the mining industry is controlled by HDSAs within ten years from 1 May 2004. In addition, mining companies need to achieve certain goals aimed at the advancement of HDSAs both in the workplace and the communities in which they operate.

The transitional provisions of the MPRDA facilitate the conversion of prospecting and mining rights currently held at common law and under the Minerals Act (termed, "old order rights" in the MPRDA) to the new forms of prospecting and mining rights contemplated by the MPRDA ("new order rights").

The conversion applicants will have a maximum of two years in the case of prospecting and five years in the case of mining to lodge their rights for conversion. For successful conversion, applicants will be required to be in possession of a valid prospecting permit or mining authorisation and to have been physically prospecting or mining (as the case may be) on the area to which their application relates as at the promulgation date.

This legislation impacts the Enlarged Xstrata Group's resource holdings and consequently its development programmes.

The Enlarged Xstrata Group has developed and is implementing a strategy to address the tenure risks associated with the legislation and believes that the transformation of the business to align itself with the intent of the MPRDA and associated legislation will be done on a commercial basis in accordance with the legislation.

Native title and land claims

Land in Australia, South Africa and Canada owned or used by the Enlarged Xstrata Group may be the subject of land claims.

In Australia, the Native Title Act recognises native title and established processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. Once extinguished it cannot be revived although compensation is payable, generally by the Commonwealth government. Claims are decided on a factual basis and determined ultimately by the Federal Court of Australia. Where existing mining leases are held, those rights are not affected if a native title claim is lodged. If native title has been extinguished, future mining leases can be granted without reference to native title. If it has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the 'right to negotiate' with respect to the grant of mining rights, which includes exploration titles and the compulsory acquisition of land. While the right to negotiate does not include a veto on the grant of a title, it may require financial payments to be made. Native title claims have been made over areas where the Enlarged Xstrata Group has mining operations. The Guarantor believes, however, that such claims will not have a material impact on the Enlarged Xstrata Group's existing operations.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. Claims under the Restitution of Land Rights Act had to be lodged by 31 December 1998. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, compelling the State to include a claimant as a beneficiary in the State support programme for housing or granting the claimant an appropriate right in alternatively designated State land or with any alternative and appropriate relief. The Enlarged Xstrata Group has received unofficial reports that approximately 350 land claims have been lodged in relation to the surface rights of the Enlarged Xstrata Group's various South African properties. The Guarantor has very limited information about these land claims and can give no assurance that they, or any other land claims of which it is not aware, will not have an adverse effect on the Enlarged Xstrata Group's rights to the properties that are subject to the land claims.

The emphasis of the restitution of land rights process in South Africa is to provide an appropriate remedy to claimants in terms of a statutory process. The landowner is not required to provide the land seeker with a remedy. Existing legislation regulating the land restitution process in South Africa places this burden on the State. It is therefore unlikely that the Enlarged Xstrata Group members will be the party that will be required to address the remedies sought by land seekers unless the state expropriates a landowner's land, in terms of the appropriate expropriation legislation, in order to comply with a decision by a competent authority or court to restore land to a claimant.

In Canada, the Enlarged Xstrata Group's properties may, in the future, be the subject of Native Americans' land claims which are generally addressed by the courts in Canada. The legal basis of such a land claim is a matter of considerable legal complexity and the impact of the assertion of a land claim, or the possible effect of a settlement of such claim upon the property interest in question, cannot be predicted with any degree of certainty at this time. In addition, no assurance can be given that any recognition of Native American rights whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mining activity pending resolution of any such claim) would not delay or even prevent the Enlarged Xstrata Group's resource development or mining activities in Canada.

Health and safety

The Enlarged Xstrata Group's health and safety standards are reviewed by the Enlarged Xstrata Group on an ongoing basis. In addition, the Enlarged Xstrata Group's operations are subject to government authority inspections throughout the year, as well as health and safety audits at most operations. These inspections and audits have not resulted in any requirement for any significant capital expenditures by the Enlarged Xstrata Group. However, certain of the Enlarged Xstrata Group's activities are inherently dangerous and the authorities responsible for administering health and safety standards have considerable inspection, injunction and penalty powers that, if exercised against the Enlarged Xstrata Group, could have an adverse impact on the Enlarged Xstrata Group's financial condition or results of operations.

The Guarantor recognises that the health and safety of the Enlarged Xstrata Group's employees, contractors and other key stakeholders and the maintenance of high environmental performance standards are significant responsibilities involved in the conduct of its operations. The Enlarged Xstrata Group's aim is to be recognised as a leader in health, safety and environmental management.

There is a serious problem with HIV/AIDS infections in South Africa generally. Certain of the Enlarged Xstrata Group's operations are addressing HIV/AIDS in the workforce at their operations in South Africa through awareness and employee wellness training programmes both for new employees and on an ongoing basis for all employees. The World Health Organisation has estimated that approximately 20% of the South African population is living with HIV/AIDS.

The Enlarged Xstrata Group participates in a regional initiative known as the Power Belt AIDS Project, a mining community-based programme which targets AIDS awareness and safe sex practices through the provision of information to schools and clinics and the use of peer trainers in the community. The project is managed by the Council for Scientific and Industrial Research and is funded by affiliated businesses, government and international organisations.

The Guarantor believes that these intervention and health programmes, the Enlarged Xstrata Group's contingency plans (which involve teaching multiple skills to the workforce and improving training and recruiting capacities) and the large number of unemployed skilled persons available in the region could mitigate the financial impact on the Enlarged Xstrata Group's South African operations of the HIV/AIDS crisis in South Africa.

Labour and employee relations

For the year ended 31 December 2005, the average monthly number of Former Xstrata Group employees and contractors of the Former Xstrata Group was approximately 24,000 in aggregate. The majority of the Former Xstrata Group's employees are unionised.

At 31 December 2005, the Falconbridge Group had approximately 14,500 employees in 18 countries. The majority of the Falconbridge Group's employees are unionised and engaged pursuant to collective employment agreements.

Despite certain operations within the Enlarged Xstrata Group experiencing work stoppages and other forms of industrial action in recent years, such work stoppages and industrial action have not had any material effect on the operating results of the Enlarged Xstrata Group. Xstrata believes that all of the Enlarged Xstrata Group's operations have, in general, good relations with their employees and unions.

The Enlarged Xstrata Group is a party to various defined contribution and defined benefit retirement plans covering a majority of employees worldwide.

Metals marketing

The Enlarged Xstrata Group's marketing and sales strategy is to sell its production at prices that are equal to or greater than the average cash price reported on the LME or other relevant terminal markets. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For any intermediate zinc and lead products or by-products sold by the Zinc Business (such as copper cake and copper matte) discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges. For products for which there is no terminal market, the Enlarged Xstrata Group's objective is to obtain prices that equal or exceed benchmarks that reflect the average price realised in the marketplace.

The Enlarged Xstrata Group procures custom feed materials for processing in the metallurgical facilities. In order to minimise metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average COMEX/LME prices or better, the Enlarged Xstrata Group employs the use of derivatives in the form of forward or options contracts to hedge these risks. Generally, the Enlarged Xstrata Group does not hedge the price it realises on the sale of the Enlarged Xstrata Group's own production, and accepts prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, the Enlarged Xstrata Group may fix the metal price associated with its own future production to lock in certain profits or cash flows.

Competition

The markets in which the Enlarged Xstrata Group operates are competitive. Competition is largely on the basis of price. The Enlarged Xstrata Group competes with numerous suppliers in the same product areas, some of which have substantially greater reserve bases and manufacturing and financial resources. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which the Enlarged Xstrata Group operates.

The Enlarged Xstrata Group's principal competitors in its main operations are set out below:

Copper

The Enlarged Xstrata Group is the world's fourth largest producer of mined copper. Significant copper-producing competitors include Codelco, Phelps Dodge, BHP Billiton, Rio Tinto, Grupo Mexico, Freeport McMoran and Kazakhmys.

Coal — thermal

The Enlarged Xstrata Group is one of the world's largest producers of export thermal coal. Significant export thermal coal competitors are Anglo American, BHP Billiton, Rio Tinto and coal producers operating in China and Indonesia.

Coal — coking (including semi-soft coking coal)

The Enlarged Xstrata Group is the world's fifth largest producer of managed export coking coal. Significant competitors in this sector include BHP Billiton Mitsubishi Alliance (BMA), Fording Canadian Coal Trust, Anglo American and Rio Tinto.

Nickel

The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world. Significant competitors include RAO Norilsk Nickel, Inco Limited, BHP Billiton, Ste Eranet — SLN, Jinchuan Group Limited and Sumitomo Metal — Mining Co. Limited.

Zinc

The Enlarged Xstrata Group is one of the largest zinc producers in the western world in terms of capacity accounting for approximately 11% of western world production and approximately 32% of western European production. The Asturiana smelter is one of the lowest-cost producers in the world. Significant zinc smelting competitors are Korea Zinc Company, Zinifex Limited, Umicore SA, Teck Cominco, Outokumpu and zinc smelting operations in China.

Lead

The Enlarged Xstrata Group is one of the world's largest lead producers. Substantial lead-producing competitors include Zinifex Limited, Teck Cominco and Korea Zinc Company and lead mining operations in China.

Aluminium

Significant competitors of the Aluminum Business include Alcoa, BHP Billiton, Rusal, Norsk Hydro and, in relation to rolled products, Aleris, Novelis and JW Aluminum.

Chrome

The Enlarged Xstrata Group is the world's largest, in terms of both attributable production and attributable sales, and among the lowest-cost producers of ferrochrome. Significant chrome competitors are the Kermas Group, Hernic (Pty) Limited, Ore & Metal and ferrochrome producers operating in Kazakhstan.

Vanadium

The Enlarged Xstrata Group is one of the world's leading producers of primary vanadium. Significant vanadium competitors are Highveld Steel and Vanadium Corporation Ltd and steel companies operating in China and Russia.

Litigation

Details of legal and arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of these Listing Particulars), a significant effect on the Guarantor and/or the Enlarged Xstrata Group's financial position or profitability in which members of the Enlarged Xstrata Group are engaged, or, so far as Xstrata is aware, which members of the Enlarged Xstrata Group have pending or threatened, are set out in paragraph 14 of Part XVI — "Additional Information — Litigation" of these Listing Particulars.

Rights Issue and Prospectus

On 3 October 2006, Xstrata announced the Rights Issue and published the Prospectus in relation to it. Xstrata launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition. The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £54 million (approximately US$101 million), are expected to be approximately £2.9 billion (approximately US$5.5 billion).

The Rights Issue, which is being made on the basis of one New Share for every three Existing Shares held at 5.00 p.m. (London Time) on 2 October 2006 (the "Record Date"), at a price of 1,265 pence per New Share, is conditional upon a number of matters that are typical for a transaction of its nature. If these conditions are not fulfilled, the Rights Issue will not proceed.

Save in respect of New Shares which Glencore International takes up pursuant to the irrevocable undertakings it has given to Xstrata and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter, the Rights Issue is fully underwritten by Deutsche Bank and, on behalf of its affiliate JPMorgan

Cazenove, by JPMSL. For information in relation to the relevant Underwriting Agreement, see paragraph 12(f) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

Dealings in New Shares, nil paid, have commenced on the London Stock Exchange and on the SWX on 5 October 2006. The expected latest date for acceptance and payment in full under the Rights Issue is 27 October 2006.

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 25% following the issue of the New Shares.

For further information in relation to the Rights Issue, see paragraph 1 of Part VII — "Use of proceeds and Terms and Conditions of the Rights Issue — Use of proceeds and terms and conditions of the Rights Issue" of the Prospectus, which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars.

PART II — PRESENTATION OF INFORMATION

Market and industry information

Market data and certain industry forecasts used in these Listing Particulars were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy or completeness of such information is not guaranteed. Similarly, internal surveys, reports and studies and market research, while believed by each of the Guarantor and the Issuer to be reliable and accurately extracted by the Guarantor and the Issuer for the purposes of these Listing Particulars, have not been independently verified and neither the Guarantor or the Issuer make any representation as to the accuracy of such information. The industry forecasts are forward-looking statements. See below in this Part II — "Presentation of information — Cautionary note regarding forward-looking statements".

Analysis of the coking coal markets in these Listing Particulars does not include coals known as pulverised coal injection ("PCI") coals which are used for injection directly into blast furnaces and refers only to coal used for coke-making.

Competitive statements

The table set out below describes the basis of the competitive statements in respect of the Enlarged Xstrata Group included in these Listing Particulars. The market data supporting the competitive statements was obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. The Guarantor has not relied on single sources but has instead sought to ensure that each competitive statement is balanced and reasonable, based on various available sources and the Guarantor's knowledge of the markets in which the Enlarged Xstrata Group operates. See above in this section headed "Market and industry information".

Statement	Basis
Enlarged Xstrata Group	
The Enlarged Xstrata Group is the fifth largest diversified mining group in the world	Enterprise value calculated as market capitalisation (sourced from Bloomberg and Datastream) plus interest bearing net debt plus minorities sourced from publicly available financial information, in each case as at 30 September 2006
The Enlarged Xstrata Group's top five industry positions in copper, thermal and coking coal, zinc and nickel	Production for the year ended 31 December 2005
Copper Business	
The Enlarged Xstrata Group is the world's fourth largest producer of mined copper	Production for the year ended 31 December 2005
Coal Business	
On a managed basis, the Enlarged Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal	Production for the year ended 31 December 2005
The Enlarged Xstrata Group is South Africa's third largest exporter of thermal coal	South African thermal coal export sales in the year ended 31 December 2005
Nickel Business	
The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world	Production for the year ended 31 December 2005
The Enlarged Xstrata Group is one of the largest recyclers and processors of nickel and cobalt-bearing materials	Production for the year ended 31 December 2005
Zinc Business	
The Enlarged Xstrata Group is one of the world's largest producers of zinc	Production for the year ended 31 December 2005
The Enlarged Xstrata Group is one of the world's largest lead producers	Production for the year ended 31 December 2005

Statement	Basis
The Enlarged Xstrata Group is one of the largest zinc producers in the western world in terms of capacity	Production capacity for the three months ended 31 March 2006
The Former Xstrata Group Zinc Business ranks among the world's leading producers of lead by volume of production	Production for the year ended 31 December 2005
The Former Xstrata Group Zinc Business, together with the Falconbridge Group, is one of the five largest producers of silver by volume of production	Production for the year ended 31 December 2005
The Former Xstrata Group Zinc Business is one of the five largest producers of zinc, by volume of production	Production for the year ended 31 December 2005
Alloys Business	
The Enlarged Xstrata Group's top five industry position in ferrochrome	Market share of sales for the year ended 31 December 2005
The Enlarged Xstrata Group is the world's largest producer of ferrochrome	Market share of attributable production for the year ended 31 December 2005
The Enlarged Xstrata Group is the world's largest, in terms of both attributable production and attributable sales, producer of ferrochrome	Market share of attributable production and attributable sales for the year ended 31 December 2005
The Enlarged Xstrata Group's top five industry position in vanadium	Forecast compound annual growth rate for the year ended 31 December 2005 to the year ending 31 December 2010
The Enlarged Xstrata Group is one of the world's leading producers of primary vanadium	Forecast compound annual growth rate for the year ended 31 December 2005 to the year ending 31 December 2010

Cautionary note regarding forward-looking statements

These Listing Particulars and the information incorporated by reference into these Listing Particulars include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout these Listing Particulars and the information incorporated by reference into these Listing Particulars and include statements regarding the intentions, beliefs or current expectations of the Guarantor or the Enlarged Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Enlarged Xstrata Group and the industries in which it operates.

These Listing Particulars and the information incorporated by reference into these Listing Particulars also contain forward-looking statements regarding the Falconbridge Acquisition, including statements regarding and relating to potential and/or expected synergies and cost savings available to the Enlarged Xstrata Group in connection with the Falconbridge Acquisition.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond the Guarantor's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Enlarged Xstrata Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in these Listing Particulars and/or the information incorporated by reference into these Listing Particulars. Further, actual developments in relation to the Acquisitions may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Enlarged Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the Cerrejón Acquisition and/or the Tintaya Acquisition and the Enlarged Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to integration of the Falconbridge Group and/or the Cerrejón Business and/or Tintaya into the Enlarged Xstrata Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Enlarged Xstrata Group, and the development of the industries in which they operate, are consistent with the forward-looking statements contained in these Listing Particulars, those results or developments

may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, CLP/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Kroner/US$ exchange rates), the Enlarged Xstrata Group's ability to integrate new businesses (including the Falconbridge Group, the Cerrejón Business and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in Part IV — "Risk Factors" of these Listing Particulars.

You are advised to read these Listing Particulars and the information incorporated by reference into these Listing Particulars in their entirety for a further discussion of the factors that could affect the Enlarged Xstrata Group's future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in these Listing Particulars and/or the information incorporated by reference into these Listing Particulars may not occur.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Prospectus Rules and the Disclosure Rules), neither the Issuer nor the Guarantor undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Presentation of financial information

Historical financial information

Unless otherwise indicated, financial information for the Former Xstrata Group in these Listing Particulars and the information incorporated by reference into these Listing Particulars is presented in US dollars and has been prepared in accordance with UK GAAP for the financial years up to and including the financial year ended 31 December 2004 and in accordance with International Financial Reporting Standards, or IFRS, for the financial year ended 31 December 2005 (and, for comparative purposes, the year ended 31 December 2004) and for the six months ended 30 June 2006 and for the six months ended 30 June 2005. **Historical financial information for the Issuer is presented in US dollars, has been prepared in accordance with UK GAAP and has not been prepared in accordance with IFRS. There may be material differences in the historical financial information of the Issuer had that financial information been prepared in accordance with IFRS. A narrative description of the material changes that would have been made to the accounting policies of the Issuer to conform with IFRS is set out in Part XVII — "Financial Information of the Issuer — Summary of the principal differences between UK GAAP and IFRS" of these Listing Particulars.**

Unless otherwise indicated, financial information for the Falconbridge Group in these Listing Particulars and the information incorporated by reference into these Listing Particulars is presented in US dollars and has been prepared in accordance with Canadian GAAP. A discussion of certain significant differences between UK GAAP and Canadian GAAP and IFRS and Canadian GAAP is set out in paragraph 2.3 of Part IV — "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group — Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge" of the Circular (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars). Unless otherwise indicated, financial information for the Cerrejón Business in these Listing Particulars is presented in US dollars and has been prepared in accordance with IFRS.

Unless otherwise indicated, financial information for Tintaya in these Listing Particulars is presented in US dollars and has been prepared in accordance with Peruvian GAAP.

EBITDA and EBIT are not defined under IFRS, UK GAAP, Canadian GAAP or Peruvian GAAP

Although none of IFRS, UK GAAP, Canadian GAAP or Peruvian GAAP defines the measures EBITDA and EBIT, they are measures which are widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA and EBIT should not be

considered in isolation or as a substitute for operating profit, cash flows from operating activities or any other measure for determining Xstrata's operating performance or liquidity that is calculated in accordance with IFRS or UK GAAP, the Falconbridge Group's operating performance or liquidity that is calculated in accordance with Canadian GAAP, Cerrejón's operating performance or liquidity that is calculated in accordance with IFRS or Tintaya's operating performance or liquidity that is calculated in accordance with Peruvian GAAP. As EBITDA and EBIT are not measures of performance defined by IFRS, UK GAAP, Canadian GAAP or Peruvian GAAP, these measures may not be comparable to similarly titled measures employed by other companies.

EBITDA and EBIT in relation to the Enlarged Xstrata Group and the Former Xstrata Group

Unless otherwise indicated, EBITDA represents, when used in these Listing Particulars and the information incorporated by reference into these Listing Particulars in relation to the Enlarged Xstrata Group and the Former Xstrata Group, net profit or loss from continuing operations before interest, taxation, depreciation and amortisation. EBIT represents earnings before interest and taxation.

"EBITDA (before exceptional items)" and "EBIT (before exceptional items)" presented under UK GAAP are EBITDA or EBIT, respectively, before material items which derive from events or transactions that fall within the ordinary activities of the Former Xstrata Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if Xstrata's financial statements are to give a true and fair view.

"EBITDA (before non-trading items)" and "EBIT (before non-trading items)" presented under IFRS are EBITDA or EBIT, respectively, before material items of income and expense, presented separately due to their nature or expected infrequency of the events giving rise to them.

EBITDA and EBIT in relation to the Falconbridge Group

Unless otherwise indicated, EBITDA represents, when used in these Listing Particulars and the information incorporated by reference into these Listing Particulars in relation to the Falconbridge Group, net income from continuing operations before interest, taxation, depreciation, amortisation, and accretion, net restructuring costs and minority interest earnings of subsidiaries. Unless otherwise indicated, EBIT represents earnings before interest and taxation.

"Income generated from operating assets" represents, when used in these Listing Particulars and the information incorporated by reference into these Listing Particulars in relation to the Falconbridge Group, net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Falconbridge Group's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units of the Falconbridge Group.

Unaudited financial information

The following financial information in these Listing Particulars and the information incorporated by reference into these Listing Particulars is unaudited:

- selected summary financial information on Xstrata relating to the six months ended 30 June 2006, which is set out in Part XII — "Description of the Former Xstrata Group's business" of these Listing Particulars;
- financial information on Xstrata relating to the six months ended 30 June 2006 and the comparative information relating to the six months ended 30 June 2005, which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars and included in the announcement accompanying the publication of the 2006 Xstrata Interim Report, which announcement is set out in full in Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report" of these Listing Particulars;
- financial information on Falconbridge relating to the six months ended 30 June 2006 and the comparative information relating to the six months ended 30 June 2005, which is set out in

Part XIII — "Description of the Falconbridge Group's business — Recent significant developments" of these Listing Particulars; and

- the other financial information in these Listing Particulars and the information incorporated by reference into these Listing Particulars which is specifically identified as being unaudited.

Currencies

In these Listing Particulars and the information incorporated by reference into these Listing Particulars, references to "Argentine pesos" or "ARS" are to the lawful currency of Argentina, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "Canadian dollars", "C$", or "Cdn$" are to the lawful currency of Canada, references to "Chilean peso" or "CLP" are to the lawful currency of Chile, references to "Colombian pesos" are to the lawful currency of Colombia, references to "Euro", "EUR" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to "yen" or "JPY" are to the lawful currency of Japan, references to "Kroner" are to the lawful currency of Norway, references to "Peruvian Sol" are to the lawful currency of Peru, references to "CHF" are to the lawful currency of Switzerland, references to "Rand" or "ZAR" are to the lawful currency of South Africa, references to "£", "Sterling" or "GBP" are to the lawful currency of the United Kingdom and references to "US dollars", "US$", "$US", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in these Listing Particulars and the information incorporated by reference into these Listing Particulars, the financial information contained in these Listing Particulars and the information incorporated by reference into these Listing Particulars has been presented in US dollars. In addition, solely for convenience, these Listing Particulars and the information incorporated by reference into these Listing Particulars contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used indicated or at any other rate, and translations into US dollar amounts that have been calculated at 6 October 2006, being the latest practicable date prior to the publication of these Listing Particulars, may not correspond to the US dollar amounts shown in the historic or future financial statements of Xstrata in respect of which different exchange rates may have been or may be used.

Ore reserve and mineral resource reporting — basis of preparation

Former Xstrata Group

Unless otherwise indicated in these Listing Particulars and/or the information incorporated by reference into these Listing Particulars, ore reserves and mineral resources information reported in these Listing Particulars and the information incorporated by reference into these Listing Particulars in respect of the Former Xstrata Group has been compiled in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"), December 2004 edition. South African mineral reserves and mineral resources information reported in these Listing Particulars and/or the information incorporated by reference into these Listing Particulars in respect of the Former Xstrata Group has been compiled in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (the "SAMREC Code"), this being materially similar to the JORC Code with only minor variations. The terms "ore reserves" and "mineral reserves" are equivalent and, where relevant, the terms "ore reserves" and "mineral reserves" can be read as including coal reserves and the term "mineral resources" can be read as including coal resources.

The relevant definitions from the December 2004 edition of the JORC Code and certain other definitions can be found in Part XIX — "Definitions and glossary of technical terms" of these Listing Particulars.

The JORC Code recognises a fundamental distinction between mineral resources and ore reserves. Mineral resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into "measured", "indicated" and "inferred" categories reflecting decreasing confidence in geological and grade continuity. Generally, explicit allowances for dilution or for losses during mining are not included in the estimates, but the reporting of mineral resources carries the implication that there are reasonable prospects for eventual economic extraction. Mineral resources may therefore be viewed as the estimation stage prior to the

application of more stringent economic criteria for ore reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting, it is common practice for companies to include in the mineral resource category material with a reasonable expectation of conversion to ore reserves, but for which the required detailed engineering, economic and other studies have not yet been undertaken.

Ore reserves as defined by the JORC Code are designated as "proved" and "probable" and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are to report mineral resource estimates inclusively, including those measured and indicated resources modified to produce the ore reserves, or to report as additional mineral resources only those portions which have not contributed to conversion to ore reserves.

Unless otherwise indicated in these Listing Particulars, measured and indicated resource estimates reported in these Listing Particulars in respect of the Former Xstrata Group are reported inclusively, including those mineral resources modified to produce the ore reserves.

Unless otherwise indicated in these Listing Particulars, ore reserve and mineral resources information reported in these Listing Particulars in respect of the Former Xstrata Group has been extracted without material adjustment from, or, in the case of attributable resource and reserve information, is based upon, the Former Xstrata Group Ore Reserves and Mineral Resources Report published by the Guarantor on 1 March 2006 and set out in paragraph 1 of Part XVIII — "Ore reserves and mineral resources information — Former Xstrata Group Ore Reserves and Mineral Resources Report" of these Listing Particulars and such information is reported as at 30 June 2005.

Ore reserves and mineral resources information reported in these Listing Particulars in respect of the Bajo de la Alumbrera operation in Argentina (in which the Enlarged Xstrata Group has a 50% interest) has been compiled in accordance with the JORC Code, October 2001 edition and is reported as at 30 June 2006. This information is not sourced from the Former Xstrata Group Ore Reserves and Mineral Resources Report but has been extracted without material adjustment from, or, in the case of attributable resource and reserve information, is based upon, the Alumbrera Ore Reserves and Mineral Resources Report published by Xstrata on 30 June 2006 and set out in paragraph 2 of Part XVIII — "Ore reserves and mineral resources information — Alumbrera Ore Reserves and Mineral Resources Report" of these Listing Particulars.

Ore reserves and mineral resources information reported in these Listing Particulars in respect of the Cerrejón Business and Tintaya has been compiled in accordance with the JORC Code, December 2004 edition and is reported as at 30 June 2005. This information is not sourced from the Former Xstrata Group Ore Reserves and Mineral Resources Report but is sourced instead from reserves and resources summaries approved by Competent Persons (as defined in the JORC Code).

In these Listing Particulars, ore reserve and mineral resource information in relation to the Former Xstrata Group is based on information compiled by Competent Persons (as defined in and required by both the JORC Code and the SAMREC Code). This ore reserve and mineral resource information is included in the reserve and resource estimates in Part XII — "Description of the Former Xstrata Group's business" of these Listing Particulars.

Falconbridge Group

Unless otherwise indicated in these Listing Particulars, estimates of mineral reserves and mineral resources information reproduced in these Listing Particulars in respect of the Falconbridge Group:

- have been estimated by or on behalf of the Falconbridge Group in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by the CIM Council on 14 November 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on 23 November 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation. The Canadian resources and reserves reporting regime is materially similar to the JORC Code with only minor variations;

- were compiled, indirectly supervised and verified on behalf of the Falconbridge Group by Chester Moore, Falconbridge's Director, Mineral Reserve Estimation and Reporting at the relevant time, a member of the Professional Geoscientists of Ontario with over 30 years of experience as a geologist and a qualified person as defined in NI 43-101;
- are shown on a 100% basis; and
- used the following long-term metal prices for estimates: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb with a nickel premium added at Sudbury operations. (Exchange rate of C$1.50 to US$1.00).

Unless otherwise indicated in these Listing Particulars, estimates of mineral reserves and mineral resources information reproduced in these Listing Particulars in relation to the Falconbridge Group is reported as at 31 December 2005.

Inferred resources

The reserves and resources information in these Listing Particulars and the information incorporated by reference into these Listing Particulars includes references to "inferred resources". An inferred resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. This categorisation is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Resources and reserves, production and sales

In these Listing Particulars and the information incorporated by reference into these Listing Particulars, certain references to resources and reserves are to attributable resources and attributable reserves. Attributable resources means that part of the resources from a mine in which the Enlarged Xstrata Group has an economic interest. Attributable reserves means that part of the reserves from a mine in which the Enlarged Xstrata Group has an economic interest. Attributable resources and attributable reserves therefore exclude resources and reserves attributable to minority interests in controlled subsidiaries and the interests of joint venture partners. Unless otherwise indicated in these Listing Particulars, reserves are a subset of resources and are included in resource estimates.

In these Listing Particulars and the information incorporated by reference into these Listing Particulars, production has been measured in two ways:

- **Mine production or total production or total mine production.** Mine production or total production or total mine production is equal to the total production from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.
- **Attributable production.** Attributable production is that part of mine, total or total mine production in which the Enlarged Xstrata Group had an economic interest at the relevant time. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

In these Listing Particulars and the information incorporated by reference into these Listing Particulars, sales by volume have been measured in two ways:

- **Total sales or total mine sales.** Total sales or total mine sales is equal to the total sales from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.
- **Attributable sales.** Attributable sales is that part of sales from a particular mine or operation in which the Enlarged Xstrata Group had an economic interest at the relevant time. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

Rounding

Certain figures included in these Listing Particulars and the information incorporated by reference into these Listing Particulars have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

PART III — INFORMATION INCORPORATED BY REFERENCE

Where documents incorporated by reference themselves incorporate information by reference, such information does not form part of these Listing Particulars.

Information incorporated by reference into these Listing Particulars	Destination of incorporation	Page number in these Listing Particulars
Xstrata Annual Report and Accounts 2004 (pages 97 to 161 inclusive, which includes the Independent Auditors' Report in its entirety) — Consolidated financial statements of Xstrata for the financial year ended 31 December 2004, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report	Part XII — "Description of the Former Xstrata Group's business — Former Xstrata Group financial information" of these Listing Particulars	99
Xstrata Annual Report and Accounts 2005 (Financial Statements pages 2 to 120 inclusive which includes the Independent Auditors' Report in its entirety) — Consolidated financial statements of the Guarantor for the financial year ended 31 December 2005 with comparative information for the year ended 31 December 2004, adjusted to conform with IFRS, including Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report	Part XII — "Description of the Former Xstrata Group's business — Former Xstrata Group financial Information" of these Listing Particulars	99
2006 Xstrata Interim Report (pages 45 to 67 inclusive) — Unaudited consolidated financial statements of Xstrata for the six months ended 30 June 2006, including Unaudited Interim Condensed Consolidated Balance Sheet and the related Unaudited Interim Condensed Consolidated Income Statement, Unaudited Cash Flow Statement and the Unaudited Statement of Recognised and Expenses, and notes thereto and Independent Review Report	Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report" of these Listing Particulars	154
Circular (pages 335 to 387 inclusive) — Part III — Financial information on the Falconbridge Group — three years ended 31 December 2005, 31 December 2004 and 31 December 2003	Part XIII — "Description of the Falconbridge Group's business — Falconbridge Group financial information" of these Listing Particulars	159

Information incorporated by reference into these Listing Particulars	Destination of incorporation	Page number in these Listing Particulars
Circular (pages 389 to 400 inclusive) — Part IV — "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group"	Part I — "Description of the Enlarged Xstrata Group — History and development of the Guarantor" and paragraph 7.3 of Part XVI — "Additional information — Changes in prospects, or financial and trading position — Significant change in Enlarged Xstrata Group — Falconbridge Acquisition" of these Listing Particulars	7 and 244
Circular (pages 393 to 400 inclusive) — paragraph 2.3 of Part IV — "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group — Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge"	Part XIII — "Description of the Falconbridge Group's business — Falconbridge Group financial Information" of these Listing Particulars	159
Second Circular (pages 59 to 62 inclusive) — Part IV — "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group"	Part I — "Description of the Enlarged Xstrata Group — History and development of the Guarantor" and paragraph 7.3 of Part XVI — "Additional information — Changes in prospects, or financial and trading position — Significant change in Enlarged Xstrata Group — Falconbridge Acquisition" of these Listing Particulars	7 and 244
Prospectus (pages 333 to 337 inclusive) — paragraph 1 of Part VII — "Use of proceeds and Terms and Conditions of the Rights Issue — Use of proceeds and terms and conditions of the Rights Issue"	Part I — "Description of the Enlarged Xstrata Group — Rights Issue and Prospectus" and Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Rights Issue and Prospectus" of these Listing Particulars	24 and 157

Copies of the documents of which part or all are incorporated herein are available:

(a) on the Guarantor's website (www.xstrata.com). Except to the extent expressly set out above in this Part III — "Information incorporated by reference", neither the content of the Guarantor's website (or any other website) nor the content of any website accessible from hyperlinks on the Guarantor's website (or any other website) is incorporated into, or forms part of, these Listing Particulars; and

(b) as provided in paragraph 19 of Part XVI — "Additional information — Documents available for Inspection" of these Listing Particulars.

PART IV — RISK FACTORS

Investors and prospective investors should consider carefully all of the information set out in these Listing Particulars and all of the information incorporated by reference into these Listing Particulars, including, in particular, the risks described below, prior to making any decisions on whether or not to invest in the Bonds. Additional risks and uncertainties not presently known to the Issuer or the Guarantor, or that the Issuer or the Guarantor currently considers to be immaterial, may also have an adverse effect on the Enlarged Xstrata Group.

The Enlarged Xstrata Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Bonds may decline and investors may lose all or part of their investment.

Industry risks relating to the Enlarged Xstrata Group

Commodity price volatility and cost efficiency

The Enlarged Xstrata Group's turnover and earnings are dependent upon prevailing prices for the commodities it produces. Historically, such prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainty, the overall performance of world or regional economies and the related cyclicality in industries directly served by the Enlarged Xstrata Group and a variety of other factors beyond its control. In particular, demand for commodities has recently been, and is expected to be in the future, influenced by demand from specific regions, such as the Asia-Pacific region and specific countries, such as China and India, and there can be no assurance that factors beyond the Enlarged Xstrata Group's control, such as political, regulatory and economic factors, will not adversely affect such demand. Prices may also be affected by governmental actions intended to reduce greenhouse gas emission. See the risk factor below in this Part IV — "Risk factors — Industry risks relating to the Enlarged Xstrata Group — Risks related to climate change legislation". In addition, speculative trades in certain commodities on the world markets may cause short-term price fluctuations for such commodities, including commodities produced by the Enlarged Xstrata Group. These external factors and the volatile nature of the commodity markets make it difficult to estimate future prices. The prices for commodities produced by the Enlarged Xstrata Group may decline significantly from current levels. Any substantial or extended decline in commodity prices would adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

As the Enlarged Xstrata Group, in common with its competitors, is unable to influence commodity prices directly, its competitiveness and long-term profitability are, to a significant degree, dependent upon its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs in the Enlarged Xstrata Group's operations generally include the extraction and processing costs of raw materials and consumables such as reductants, power, fuels, labour, transport and equipment, many of which have been, and continue to be, particularly susceptible to inflationary and supply and demand pressures. The Enlarged Xstrata Group's production costs are also significantly affected by production volumes and, therefore, the Enlarged Xstrata Group's ability to maintain production levels and maximise capacity utilisation will be a key factor in determining its overall cost competitiveness. The Enlarged Xstrata Group's ability to maintain earnings and undertake capital expenditure would be adversely affected in the event of a sustained material fall in world commodity prices, an appreciable rise in its production costs or a decline in its production volumes. There can be no assurance that the Enlarged Xstrata Group will be able to maintain or reduce production costs or maintain or increase its production volumes in the future.

Any increase in the price of a commodity may encourage other producers to increase their production of that commodity. Any over-production in a particular commodity, which is in excess of demand, could reduce the price of that commodity and adversely affect the Enlarged Xstrata Group's results of operations or financial condition.

Environmental, health and safety

Various environmental, health and safety permits are required for many of the operations of the Enlarged Xstrata Group and these permits are subject, in certain situations or on the occurrence of certain events, to modification, renewal or revocation by issuing authorities. Governmental authorities and the courts have the power to enforce compliance with these permits and applicable

environmental, health and safety laws and regulations and violations may result in civil or criminal penalties, the curtailment or cessation of operations, orders to pay compensation, orders to remedy the effects of violations and/or orders to take preventative steps against possible future violations.

In some jurisdictions, members of the public can initiate private proceedings to enforce compliance with permits and applicable environmental, health and safety laws and regulations. Proceedings commenced by members of the public have not to date had a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group, although actions of this type have occurred in relation to other corporations. No assurance can be given that these types of private actions will not occur in the future and have a material adverse effect on the results of operations of financial condition of the Enlarged Xstrata Group.

Compliance with these laws, regulations and permits has not to date had a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group although such permits, laws and regulations are subject to change (including the imposition of more onerous requirements and obligations) and the Guarantor is unable to predict the ultimate cost of compliance with such amended environmental, health and safety permits, laws and regulations. The cost of maintaining compliance could be substantial. There can be no assurance that the cost of complying with present or future laws or regulations will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The operations of the Enlarged Xstrata Group are extensively regulated. National, state and local authorities in the countries in which the Enlarged Xstrata Group has operations regulate the industries in which the Enlarged Xstrata Group operates with respect to matters including, but not limited to, employee health and safety, royalties, permitting and licensing requirements, planning and development and environmental compliance (including, for example, compliance with waste and waste water treatment and disposal, emissions and discharge requirements, plant and wildlife protection, reclamation and restoration of mining properties before, during and after mining is complete, surface subsidence from underground mining and the effects that mining has on surface and/or groundwater quality and availability). Numerous governmental permissions, approvals, licences and leases are required for the Enlarged Xstrata Group's operations. The Enlarged Xstrata Group is required to prepare and present to national, state or local authorities data pertaining to the anticipated effect or impact that any proposed exploration, mining or production activities may have upon the environment. The costs, liabilities and other obligations associated with complying with such requirements or arising from the manner in which the obligations are met, or, as may be necessary, the cost of rehabilitation of sites used for operations which have been closed down, may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. There can be no assurance that compliance costs, including the costs of rehabilitation of site operations which have been closed down, and dealing with environmental, and health and safety issues associated with legacy closed sites will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The Enlarged Xstrata Group's copper and lead smelters at Mount Isa in Australia are exempted, through special state legislation, from compliance with state environmental laws regulating air emissions. The Mount Isa operations in Queensland are subject to specific legislation of the Queensland State Parliament, the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985 exempts the Mount Isa operations from strict compliance with the otherwise applicable Environmental Protection Act 1994 with respect to air emissions. The state environmental regulator has informed the Guarantor of its desire to assume responsibility for the regulation of special state legislation, including the Mount Isa Mines Limited Agreement Act 1985. In the event that happens and a subsequent amendment is sought and made to bring air emissions permitted under the Mount Isa Mines Limited Agreement Act 1985 into line with the Environmental Protection Act 1994, or alternatively the Mount Isa Mines Limited Agreement Act 1985 is repealed, then significant cost consequences, relating to investing in new environmental technologies and practices, could be required to maintain current production levels, which would have an adverse effect on the results or operations or financial condition of the Enlarged Xstrata Group. See Part I — "Description of the Enlarged Xstrata Group — Regulatory and environment matters" in these Listing Particulars.

In addition, a violation of environmental or health and safety laws relating to a mine or production facility or a failure to comply with the instructions of the relevant environmental or health and safety

authorities could lead to, amongst other things, a temporary shutdown of all or a portion of the mine or production facility, a loss of the right to mine or to continue with production, or the imposition of costly compliance procedures, fines and penalties, liability for clean-up costs or damages. If environmental, health and safety authorities require the Enlarged Xstrata Group to shut down all or a portion of a mine or production facility or to implement costly compliance measures, or impose fines and penalties, liability for clean-up costs or damages on the Enlarged Xstrata Group, whether pursuant to existing or new environmental, health and safety laws and regulations, such measures could have a material adverse effect on the Enlarged Xstrata Group's results of operations and financial condition.

The possibility exists that new environmental and/or health and/or safety legislation or regulations may come into force and/or new information may emerge on existing environmental and/or health and/or safety conditions and/or other events (including legal proceedings brought based upon such conditions or an inability to obtain necessary permits), that may materially adversely affect the Enlarged Xstrata Group's operations, its cost structure, its customers' ability to use the commodities produced by the Enlarged Xstrata Group, demand for its products, the quality of its products and/or its methods of production and distribution. The Enlarged Xstrata Group expects that further environmental laws and/or regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organisations and other bodies have been pursuing. Some of the issues which are relevant to the Enlarged Xstrata Group that are currently under review by environmental regulatory agencies include reducing or stabilising various emissions, including sulphur dioxide and greenhouse gas emissions, geochemical and geotechnical stability of mine works, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceeding prescribed limits. Such matters may, amongst other things, require the Enlarged Xstrata Group, or its customers, to change operations significantly or incur increased costs (including compliance expenditures) or could require the Enlarged Xstrata Group to increase financial reserves, which could have an adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

In view of the uncertainties concerning future removal, stabilisation, reclamation and site restoration costs on certain of the Enlarged Xstrata Group's properties, the ultimate costs for future removal, stabilisation, reclamation and site restoration to the Enlarged Xstrata Group could differ from the amounts estimated. Estimates for such future costs are subject to change based on amendments to applicable laws and regulation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and, in such case, would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require the Enlarged Xstrata Group to provide financial security to secure, in whole or in part, future removal, stabilisation, reclamation and site restoration obligations in such jurisdictions. In some instances, the Enlarged Xstrata Group has already provided such security. In other instances, such security may be required to be provided upon the occurrence of certain events, including in certain cases if the Guarantor or the relevant member of the Enlarged Xstrata Group ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as the relevant property nears the end of its operation. Although the provision of such security does not increase the future removal, stabilisation, reclamation and site restoration costs (other than costs associated with the provision of such security), a portion of the Enlarged Xstrata Group's financial resources may be required to support these commitments, which could adversely affect the financial resources available to the Enlarged Xstrata Group.

Risks related to climate change legislation

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 30 August 2006, 164 states and regional economic integration organisations (such as the EU) had deposited instruments of ratifications, accessions, approvals or acceptances in respect of the Kyoto Protocol.

The Enlarged Xstrata Group has operations in various jurisdictions that may be subject to national, regional or local laws, regulations and policies aimed at limiting or reducing greenhouse gas

emissions. While the impact of the Kyoto Protocol and related legislation and regulation cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. As the operation of the Enlarged Xstrata Group's business involves incurring certain of these costs, increases in such costs could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. Further, the Enlarged Xstrata Group may be required to change operations, reduce production capacity or make additional investments to adapt to new or amended environmental laws and regulations, which could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

The coal industry, governments and other organisations are actively investing in research projects to reduce greenhouse gas emissions from the use of coal in power generation. Demand for coal is expected to be supported by forecast increases in global demand for energy. Nonetheless, there can be no assurance that the introduction of laws, regulations and practices to limit greenhouse gas emissions will not in the future adversely affect the price of, and demand for, coal. A significant decrease in the demand for coal, with current users turning increasingly to alternative forms of energy, may adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

A significant part of the Enlarged Xstrata Group's export thermal coal sales are to Japanese customers. The Japanese government's current policy on greenhouse gas emissions is that it intends to meet its Kyoto obligations by 2012. In February 2003, the Japanese cabinet approved a tax on coal imports of 700 yen per tonne (approximately US$5.90 per tonne) to be phased in three stages. The first stage commenced on 1 October 2003 with a 230 yen per tonne levy (approximately US$1.94 per tonne) and the second phase became effective on 1 April 2005 at 460 yen per tonne (approximately US$3.90 per tonne). The third phase is scheduled to be implemented on 1 April 2007. The tax applies to all thermal coal imports, including thermal coal produced by the Enlarged Xstrata Group. There can be no assurance that these taxes or other taxes which may be introduced in the future in Japan and/or other countries will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Given the uncertainty surrounding the impact of climate change, the manner of implementation of the Kyoto Protocol in those jurisdictions where it has yet to be implemented, the various mechanisms available for countries to achieve their emission reduction targets (whether under the Kyoto Protocol or otherwise) and difficulties in identifying and assessing the financial implications of such impacts and measures, it is not possible to determine with certainty at this time what the ultimate effects of climate change and the Kyoto Protocol or other similar initiatives to limit or control greenhouse gas emissions may be for the Enlarged Xstrata Group.

Australian native title and South African and Canadian land claims

In Australia, the Native Title Act 1993 (Cth) (the "Native Title Act") recognises native title and establishes processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. If native title has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the right to negotiate with respect to the grant of mining rights, which include exploration titles and the compulsory acquisition of land. Native title claims have been made over some areas where the Enlarged Xstrata Group has mining operations and there can be no assurance that such claims or any future claims will not have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition or that additional claims will not be lodged in the future.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, compelling the South African government to include a claimant as a beneficiary in a state support programme for housing or granting the claimant an appropriate right in alternatively designated state land or with any alternative and appropriate relief. The Guarantor is aware that a number of land claims have been lodged in relation to the surface rights of the Enlarged Xstrata Group's various South African properties, but has limited information about these claims, and due to the lengthy administrative

process under the Restitution of Land Rights Act 1994, there is uncertainty as to their status and prospects of success.

In Canada, the Enlarged Xstrata Group's properties may, in the future, be the subject of Native Americans' land claims which are generally addressed by the courts in Canada. The legal basis of such a land claim is a matter of considerable legal complexity and the impact of the assertion of a land claim, or the possible effect of a settlement of such claim upon the property interest in question, cannot be predicted with any degree of certainty at this time. In addition, no assurance can be given that any recognition of Native American rights whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mining activity pending resolution of any such claim) would not delay or even prevent the Enlarged Xstrata Group's resource development or mining activities in Canada.

Accordingly, the Guarantor can give no assurance that these land claims, or any other land claims of which it is not aware, will not have an adverse effect on the Enlarged Xstrata Group's rights to the properties that are subject to the land claims.

Nothing in this paragraph headed "Australian native title and South African and Canadian land claims" is intended to qualify the statement in paragraph 14 of Part XVI — "Additional Information — Litigation" of these Listing Particulars that, except as set out in that paragraph, neither the Guarantor nor any other member of the Enlarged Xstrata Group is engaged in or, so far as the Guarantor is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of these Listing Particulars), a significant effect on the Guarantor and/or the Enlarged Xstrata Group's financial position or profitability.

South African MPRDA and Empowerment Charter

On 3 October 2002, the President of South Africa assented to and signed into law the Mineral and Petroleum Resources Development Act 28 of 2002 (the "MPRDA"), which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines including the Royalty Bill pertaining to royalties (which is discussed further in Part I — "Description of the Enlarged Xstrata Group — Regulatory and environmental matters" of these Listing Particulars). Regulations pertaining to the MPRDA were promulgated on 23 April 2004 and on 29 October 2004.

A key outcome is that the government of South Africa becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted once certain criteria are met, including empowerment criteria for historically disadvantaged South Africans ("HDSAs"). Existing prospecting and mining rights, termed "old order rights", need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the South African mining industry is controlled by HDSAs within ten years from 1 May 2004. In addition, mining companies need to achieve certain goals aimed at the upliftment of HDSAs both in the workplace and the communities in which they operate.

In this regard, see the information in Part XII — "Description of the Former Xstrata Group's business — Alloy Business summary" of these Listing Particulars on the combined Pooling and Sharing Venture (the "PSV") with Merafe Resources Limited ("Merafe"), which is Xstrata Alloys' black empowerment partner in the ferrochrome business, the partnership agreement entered into by Xstrata Alloys with Kagiso to give effect to black economic empowerment obligations in respect of the Mototolo Joint Venture and the agreement entered into by XCSA with ARM to establish a new black controlled coal mining company, ARM Coal.

The Guarantor can give no assurance that, despite the initiatives taken so far by the Enlarged Xstrata Group, these legislative developments in South Africa will not have a material adverse effect on the Enlarged Xstrata Group's mining rights in South Africa and/or the results of operations or financial condition of the Enlarged Xstrata Group.

Risks relating to the business of the Enlarged Xstrata Group

Operational considerations

The success of the Enlarged Xstrata Group's Business is affected by a number of factors which are, to a large extent, outside its control. Such factors include the availability of raw materials, water and power. In addition, the Enlarged Xstrata Group's business is subject to numerous other operating risks which include: unusual or unexpected geological features, ground conditions or seismic activity; climatic conditions such as flooding or drought; interruptions to power supplies; congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These and other risks and hazards could result in damage to, or destruction of, properties or processing or production facilities, may reduce or cause production to cease at those properties or production facilities, may result in personal injury or death, environmental damage, business interruption, monetary losses and possible legal liability and may result in actual production differing from estimates of production, including those contained whether expressly or by implication, in these Listing Particulars or in information incorporated by reference into these Listing Particulars. While the Enlarged Xstrata Group has insurance covering various types of business interruptions in respect of its operations, such insurance may not fully cover the consequences of such business interruptions and, in particular, may not cover interruptions arising from all types of equipment failure, labour disputes or *"force majeure"* events. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Equally, there can be no assurance that operating risks and the costs associated with them will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Metal processing plants are especially vulnerable to interruptions, particularly where events cause a stoppage which necessitates a shutdown in operations. Stoppages in smelting, even if lasting only a few hours, can cause the contents of furnaces to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The Enlarged Xstrata Group depends upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver its commodities to market. Disruption of these transportation services because of weather-related problems, key equipment or infrastructure failures, strikes, lock-outs or other events could temporarily impair the Enlarged Xstrata Group's ability to supply its commodities to its customers and thus could adversely affect the Enlarged Xstrata Group's results of operations or financial condition. Consistent with practice in the industries in which the Enlarged Xstrata Group operates, members of the Enlarged Xstrata Group may enter into long term contracts related to, for example, infrastructure and supply of services. Any early termination of such contracts may require the payment of amounts which might have a material adverse effect on the Enlarged Xstrata Group's results of operations. In addition, the Enlarged Xstrata Group's ability to increase its export sales may be restricted by available rail infrastructure and port capacity which may adversely affect the Enlarged Xstrata Group's ability to increase turnover.

Although the Enlarged Xstrata Group maintains liability insurance, the insurance does not cover every potential risk associated with its operations and meaningful coverage at reasonable rates is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

Energy supply and prices

Certain of the Enlarged Xstrata Group's operations and facilities are intensive users of natural gas, electricity, oil and other fuels. The procurement dynamics of these energy types are becoming increasingly connected as supply and demand conditions become more inter-dependent on a global basis. Factors beyond the control of the Enlarged Xstrata Group, such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties and the costs associated with emissions from fossil fuels, as well as problems related to local production and delivery conditions, continue to put upward pressure on prices. Certain of the Enlarged Xstrata Group's supply contracts are governed by standard energy risk management principles, which are designed to ensure that supply, price and credit risks are managed effectively.

The Enlarged Xstrata Group has entered into fixed-term diesel supply agreements with Glencore as described in Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Commercial Relationship — Coal Business of these Listing Particulars. On termination of those agreements, the Enlarged Xstrata Group will need to source its diesel requirements from Glencore or third parties. There can be no assurance that the Enlarged Xstrata Group will be able to renew its diesel supply agreements with Glencore or to source its diesel requirements on better or equivalent terms compared with its current agreements, which may have an adverse affect on the results of operations or financial condition of the Enlarged Xstrata Group. The security of energy supply is of primary importance to the Enlarged Xstrata Group. The Enlarged Xstrata Group's business operations could be adversely affected, including loss of production and damage to its plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities were interrupted. Additionally, prolonged loss of supply could materially adversely affect its results of operations or financial condition. There is an increased focus within the Enlarged Xstrata Group's operations on the management of energy use and the impact of rises in energy costs on financial performance. As a significant portion of the Enlarged Xstrata Group's costs relate to energy consumption, the Enlarged Xstrata Group's earnings are directly related to fluctuations in the cost of natural gas, electricity, oil and other fuels.

Taxation

Although the Guarantor is incorporated in England and Wales, the Guarantor is regarded as resident in Switzerland, and not in the United Kingdom, for Swiss and UK tax purposes and for the purposes of the United Kingdom-Switzerland double tax treaty. This means, broadly, that the Guarantor's profits, income and gains are subject to the Swiss tax regime and not, save in the case of UK source income, to the UK tax regime. Any dividends paid by the Guarantor will be regarded as Swiss dividends rather than UK dividends.

It is possible that in the future, whether as a result of a change of law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Switzerland double tax treaty, or as a result of any change in the management or the conduct of the Guarantor's affairs, the Guarantor could become, or be regarded as having been, resident in the United Kingdom, therefore becoming subject to the UK tax regime, which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Under the UK Finance Act 2006 (the "UK Finance Act"), it is possible that any future acquisitions by the Enlarged Xstrata Group could bring it within the UK controlled foreign company rules in certain circumstances, with the consequence that the Guarantor may become subject to UK tax on the income profits of certain non-UK resident subsidiaries. Future acquisitions could therefore adversely affect the results of operations or financial condition of the Enlarged Xstrata Group. However, HM Revenue & Customs ("HMRC") have provided a non-statutory letter of comfort to the Guarantor that the legislation is not intended to apply to a company such as the Guarantor and that HMRC will not regard the legislation as applying, provided that the Guarantor continues to act as the parent company of its existing group, where the Guarantor acts in the ordinary course of its business in making acquisitions of other groups or companies in the same general business sector as its existing group or carrying out significant post-acquisition refinancing or restructuring (including disposals). This legislation should not, therefore, apply in practice to the Falconbridge Acquisition, as more fully explained in the risk factor below in this Part IV — "Risk factors — Risks connected with the Falconbridge Acquisition — Taxation". In addition, none of the Cerrejón Acquisition, any post-acquisition restructuring of the Cerrejón Business, the Tintaya Acquisition or any post-acquisition restructuring of Tintaya will bring the Enlarged Group within the UK controlled foreign company rules, because neither the Cerrejón Acquisition nor the Tintaya Acquisition involved the acquisition of any UK resident company (which is a requirement for the new legislation to apply).

A number of arrangements entered into by companies in the Enlarged Xstrata Group have been structured in a tax efficient manner. Although it is anticipated that these arrangements are likely to achieve their desired effect, if any of them is successfully challenged by the relevant tax authorities, Enlarged Xstrata Group companies may incur additional tax liabilities which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Reserves

The Enlarged Xstrata Group's recoverable reserves decline as the commodities are extracted. Further, the Enlarged Xstrata Group may not be able to mine all of its reserves as profitably as it does at its current operations. The Enlarged Xstrata Group's future success depends upon conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. The Enlarged Xstrata Group's current strategy includes increasing its reserve base through acquisitions of commodity-producing properties and continuing to develop the Enlarged Xstrata Group's existing properties.

The Enlarged Xstrata Group's planned development and exploration projects and acquisition activities may not result in significant additional reserves and it may not be successful in developing additional mines. In addition, in order to develop its reserves, it must receive various governmental permits. The Enlarged Xstrata Group cannot predict whether it will continue to receive the permits necessary for it to operate profitably in the future. The Enlarged Xstrata Group may not be able to negotiate economically viable mining contracts for properties containing additional reserves.

The Enlarged Xstrata Group bases its reserve information on engineering, economic and geological data assembled and analysed by its staff, which includes various engineers and geologists, and which in certain cases is periodically reviewed by third parties. The reserves estimates as to both quantity and quality are periodically updated to reflect production of commodities from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine reserves, including many factors beyond the Enlarged Xstrata Group's control. Estimates of reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

- geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;
- historical production from the area compared with production from other similar producing areas; and
- the assumed effects of regulation and taxes by governmental agencies and assumptions concerning commodity prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

The Enlarged Xstrata Group's reported mineral reserves are estimated quantities of proven and probable reserves and other minerals that under present and anticipated conditions can be legally and economically mined and processed, including where relevant by the extraction of their mineral content.

Whilst Falconbridge has determined and will, whilst it is listed on the TSX, continue to determine, the amount of the Falconbridge Group's mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards (which are materially similar to the standards used by the Former Xstrata Group with only minor variations), the Falconbridge Group has not to date used outside sources to verify its reserves.

The volume and grade of reserves actually recovered and rates of production from the Enlarged Xstrata Group's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in commodities and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies and other mineral resources or the processing of new or different ore grades, may cause mineral reserves to be modified or the Enlarged Xstrata Group's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore or other minerals will be recovered or that it will be recovered at the prices assumed in determining reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody and mineral resource. As more knowledge and understanding of the orebody or mineral resource are obtained, the reserve estimates may change significantly, either positively or negatively.

For these reasons, estimates and classifications of reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual commodity tonnage recovered from identified reserves and revenue and expenditures with respect to the Enlarged Xstrata Group's reserves may vary materially from estimates. Accordingly, these reserve estimates may not accurately reflect the Enlarged Xstrata Group's actual reserves. Any inaccuracy in the estimates related to the Enlarged Xstrata Group's reserves could result in lower than expected revenue, higher than expected costs and/or decreased profitability.

Currency fluctuations

The Enlarged Xstrata Group produces and sells commodities that are typically priced in US dollars, while a large portion of the operating costs of the Enlarged Xstrata Group's business are incurred in local currencies, including the Canadian dollar, the Chilean peso, the Norwegian Kroner, the Australian dollar, the Euro, the South African Rand, the Argentine peso, the Colombian peso and the Peruvian Sol. Accordingly, the strengthening of those currencies and other local currencies in which the Enlarged Xstrata Group incurs expenditure against the US dollar has a detrimental effect on the Enlarged Xstrata Group's results of operations and financial condition.

The Enlarged Xstrata Group's operations are conducted in many countries and the results of operations and the financial condition of individual Enlarged Xstrata Group companies are reported in the relevant functional currency which, in some cases, is not the US dollar. The results for Enlarged Xstrata Group companies whose functional currency is not the US dollar have been translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Former Xstrata Group's historical consolidated financial statements and the Falconbridge Group's historical consolidated financial statements and will be translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Enlarged Xstrata Group's future consolidated financial statements. The exchange rates between relevant currencies other than the US dollar and the US dollar have historically fluctuated (including over the last five years), and the translation effect of such fluctuations may have a material adverse effect on the Enlarged Xstrata Group's consolidated results of operations or financial condition.

The Enlarged Xstrata Group may, from time to time, hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations on the Enlarged Xstrata Group's results of operations and financial condition, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Borrowings

The Enlarged Xstrata Group has a significant amount of indebtedness, which may impair the operating and financial flexibility of the Enlarged Xstrata Group and could adversely affect the business and financial position of the Enlarged Xstrata Group and the Guarantor's ability to pay dividends and amounts due under the Guarantees.

The Enlarged Xstrata Group has a substantial amount of debt and significant debt service obligations. As at 31 August 2006, the Former Xstrata Group had unaudited gross outstanding indebtedness of US$22,997.7 million, including US$18,875.6 million of indebtedness incurred in connection with the Falconbridge Acquisition. For further information on the Former Xstrata Group's gross outstanding indebtedness as at 30 June 2006, see the 2006 Xstrata Interim Report (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars).

For details of the debt financing arrangements in respect of the Falconbridge Acquisition, which replace the Former Xstrata Group's previous financing arrangements, see paragraph 12(i) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

For details of the Standby Equity Underwriting Letter, see paragraph 12(j) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

Whilst the proceeds of the Rights Issue will be used to reduce the Enlarged Xstrata Group's existing indebtedness and the Guarantor is committed to maintaining an investment grade credit rating, the Guarantor anticipates that the Enlarged Xstrata Group's substantial leverage will continue for the foreseeable future.

The Enlarged Xstrata Group's substantial indebtedness has important consequences for Bondholders and Shareholders. For example, it could potentially:

- cause the Enlarged Xstrata Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and, to a lesser extent, exchange rate fluctuations, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;
- curtail the Guarantor's ability to pay dividends;
- curtail the Guarantor's ability to pay, pursuant to the Guarantees, principal or interest under the Bonds or the Preference Shares;
- limit the Enlarged Xstrata Group's ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;
- limit the Enlarged Xstrata Group's flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which it operates;
- place the Enlarged Xstrata Group at a competitive disadvantage compared to its competitors that are less leveraged than it is; and
- increase the Enlarged Xstrata Group's vulnerability to both general and industry specific adverse economic conditions.

In addition, any lowering of the Guarantor's credit rating may have important consequences for Bondholders. For example, it could potentially:

- increase the margin payable under the Debt Bridge Facility, Facility A, Facility B, Facility C, Facility D and the Equity Bridge Facility;
- result in the acceleration of the repayment of a substantial portion of the Enlarged Xstrata Group's debt; and
- make it harder for the Enlarged Xstrata Group to raise funds through the capital markets.

The Guarantor's existing debt facilities contain a number of financial, operating and other obligations that limit the Enlarged Xstrata Group's operating and financial flexibility. The Enlarged Xstrata Group's ability to comply with these obligations depends on the future performance of its business.

Interest rate and counterparty risk

The Enlarged Xstrata Group's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. The Enlarged Xstrata has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes the Enlarged Xstrata Group's exposure to interest risk by effectively converting a portion of the Enlarged Xstrata Group's fixed-rate debt to a floating rate. The Enlarged Xstrata Group may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that the Enlarged Xstrata Group will not be materially adversely affected by interest rate changes in the future, notwithstanding the Enlarged Xstrata Group's use of interest rate swaps.

In addition, the Enlarged Xstrata Group's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose the Enlarged Xstrata Group to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Enlarged Xstrata Group's business, financial condition and results of operations.

Integration of acquisitions

A substantial portion of the Enlarged Xstrata Group's growth in turnover and earnings has historically been generated from and, for the Enlarged Xstrata Group, will be generated from, acquisitions and investments and subsequent improvements in the performance of the businesses acquired or invested in, including in the case of the Former Xstrata Group, MIM, the Cerrejón Business, Tintaya and Falconbridge. The Guarantor expects to continue a strategy of identifying,

acquiring and investing in businesses with a view to expanding its operating businesses or diversifying into other natural resources. The Guarantor believes that acquisitions and investments will continue to be an important part of its business strategy.

There can be no assurance that the Guarantor will continue to identify suitable acquisition opportunities, obtain the financing necessary to complete and support such acquisitions or its investment or acquire businesses on satisfactory terms, or that any business acquired will prove to be profitable. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on the Enlarged Xstrata Group's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities, difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired companies or investments and risks arising from change of control provisions in contracts of any acquired company. Further, the Enlarged Xstrata Group's integration strategy may also be influenced by local factors in the markets in which it has made and makes acquisitions, such as black empowerment in South Africa. Any failure to achieve successful integration of such acquisitions or joint ventures could have a material adverse effect upon the results of operations or financial condition of the Enlarged Xstrata Group.

Labour

The majority of the workforce of the Enlarged Xstrata Group is unionised. Xstrata believes that all of the Enlarged Xstrata Group's operations have, in general, good relations with their employees and unions, but the Enlarged Xstrata Group's operations in South America, South Africa, Australia, Canada and Chile have from time to time experienced limited work stoppages and other forms of industrial action in recent years. There can be no assurance that the Enlarged Xstrata Group's operations will not be affected by such problems in the future. In addition, the Enlarged Xstrata Group has been subject to union demands for pay rises and increased benefits. Furthermore, the Enlarged Xstrata Group contains operations in South America where recent strike action associated with demands for pay rises and increased benefits at operations of other industry participants has received widespread media attention. Strike action at other industry participants' operations in South America may encourage work stoppages in connection with any labour-related demands of employees or unions at the Enlarged Xstrata Group's operations in South America and/or elsewhere. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where the Enlarged Xstrata Group operates) will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The majority of the workforce of the Enlarged Xstrata Group is engaged pursuant to collective employment agreements. These collective agreements are negotiated with unions and other employee representative organisations from time to time. The collective agreements establish and set the terms and conditions of employment of the employees covered by the collective agreements. The Enlarged Xstrata Group's collective agreements have differing terms of operation and expiry dates. Prior to the expiry of a collective agreement, negotiation of conditions for renewal occurs between the relevant employing entities within the Enlarged Xstrata Group and the relevant unions or other employee representative organisations. There can be no assurance that collective agreements when due to be renewed will be so renewed without work stoppages or other forms of industrial action or without additional or unforeseen costs being incurred by the Enlarged Xstrata Group.

There is a serious problem with HIV/AIDS infection of the Enlarged Xstrata Group's South African workforce, as there is in South Africa generally. The HIV/AIDS infection rate of the Enlarged Xstrata Group's South African workforce is expected to continue to increase significantly during this decade. The costs and lost workers' time associated with HIV/AIDS may continue to adversely affect the Enlarged Xstrata Group's South African results of operations or financial condition although through aggressive Antiretroviral intervention programmes underway in the Enlarged Xstrata Group's South African operations it is expected that this risk may be mitigated to a certain extent.

Key employees

The management of the Enlarged Xstrata Group's operations depends on a relatively small number of key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. In addition, as the Enlarged Xstrata Group's business develops and expands, the Guarantor believes that the Enlarged Xstrata Group's future success will depend on its ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Joint ventures

Members of the Enlarged Xstrata Group hold, and expect to hold in the future, undivided interests in joint ventures.

Special risks associated with joint ventures include the possibility that the joint venture partners, which in certain cases include competitors of the Guarantor, may: (i) have economic or business interests or goals that are inconsistent with those of the Enlarged Xstrata Group; (ii) take action contrary to the Enlarged Xstrata Group's policies or objectives with respect to its investments, for instance by vetoing proposals in respect of the joint venture operations; (iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or (iv) experience financial or other difficulties. Any of the foregoing may have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. In addition, the termination of certain of these joint venture agreements, if not replaced on similar terms, could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

Holding company structure, restrictions on dividends and dependence on subsidiaries

The Guarantor's results of operations and financial condition are entirely dependent on the trading performance of members of the Enlarged Xstrata Group. The Guarantor's ability to pay dividends and amounts due under guarantees (including the Bond Guarantee) will depend upon the level of distributions, if any, received from the Guarantor's operating subsidiaries and interests, any amounts received on capital raisings and asset disposals and the level of cash balances. Certain of the Guarantor's operating subsidiaries and interests may, from time to time, be subject to restrictions on their ability to make distributions to the Guarantor including as a result of restrictive covenants contained in loan agreements, foreign exchange limitations and other regulatory restrictions and agreements with the other shareholders of such subsidiaries or associated companies. There can be no assurance that such restrictions will not have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Political risk

Certain of the Enlarged Xstrata Group's activities and related assets are located in countries which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organisations and other third parties, including non-governmental organisations, and are frequently subject to economic and political considerations, such as taxation, nationalisation, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

The Enlarged Xstrata Group performs a thorough risk assessment on a country-by-country basis when considering its activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where the Enlarged Xstrata Group operates, but there can be no assurance that the Enlarged Xstrata Group will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in laws and regulations relating to foreign trade, investment and taxation.

The Enlarged Xstrata Group has significant operations in South Africa. As a result, there are important political, economic and other risks relating to South Africa which could affect an

investment in the Guarantor. Large parts of the population of South Africa do not have access to adequate education, healthcare, housing and other services, including water and electricity. South Africa has also experienced high levels of crime and unemployment in comparison with more developed countries. These problems have been among the factors that have impeded inward investment into South Africa, prompted the emigration of skilled workers and affected South Africa's growth rate negatively. While the South African government committed itself to creating a stable free market economy, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's challenges. It is also difficult to predict the effect on the Enlarged Xstrata Group's business of these problems or of the government's efforts to solve them.

Further, there has been political and economic instability in South Africa's neighbouring countries. If this instability were to extend into or cause similar instability in South Africa, it could have a negative impact on the Enlarged Xstrata Group's ability to manage and operate its South African operations and therefore on its results of operations or financial condition.

There are political and economic risks relating to the Enlarged Xstrata Group's operations at Alumbrera, Argentina. Argentina suffered a period of deep social and economic deterioration and political and economic instability during 2001 and a devaluation of its currency in 2002. The Enlarged Xstrata Group's operations in Argentina may be adversely affected by changes in the nature of the Argentinean government, its policies, including taxation, or the political, economic or social dynamics affecting Argentina, any or all of which may not be within the control of the Enlarged Xstrata Group.

Cerrejón operates in Colombia. As a result, there are political and other risks relating to Colombia which could affect an investment in the Enlarged Xstrata Group. Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerrilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialised units. Despite these efforts, drug-related crime and guerrilla activity continue to exist in Colombia. If this violence affected the operations of the Cerrejón Business, it could have an adverse affect on the Enlarged Xstrata Group's results of operations. Historically, Colombia has also experienced other political and economic instability. The Cerrejón Business may be adversely affected by any deterioration in the political, economic or security situation in Colombia, including where such factors have a direct impact on the operations of Cerrejón's mines and Cerrejón's rights to carry on its operations. There can be no assurance that such deterioration will not have a material adverse effect on the results of operations or financial condition of any or both of the Cerrejón Business and the Enlarged Xstrata Group.

The Enlarged Xstrata Group has operations in Peru. These operations may be adversely affected by changes in government policies, including taxation, changes in the ruling government or the political, economic or social matrix of factors affecting Peru, any or all of which may not be within the control of the Enlarged Xstrata Group.

The Enlarged Xstrata Group has operations in Peru and Chile. These operations may be adversely affected by changes in government policies, including taxation, changes in the ruling government or the political, economic or social matrix of factors affecting Peru and/or Chile, any or all of which may not be within the control of the Enlarged Xstrata Group.

Exchange controls

South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between CMA residents and non-CMA residents are subject to South African exchange control regulations. The present exchange control system in South Africa is used principally to control capital movements. South African residents, including companies, are generally not permitted (other than subject to certain monetary limits and within certain parameters), without the approval of the exchange control authorities, to export capital from South Africa or to hold foreign currency or foreign investments, as restrictions are imposed on foreign investments by South African residents. It is impossible to know whether any further modifications may be made by the South African government. There can be no assurance that the expansion of existing, or imposition of new, exchange controls would not adversely affect the Enlarged Xstrata Group's results of operations or financial condition.

In 2002, Argentina imposed exchange control restrictions which required revenues from exports to be repatriated to Argentina and exchanged for Argentine pesos. However, pursuant to a decree issued on 27 February 2003, all mining companies which enjoyed "exchange control stability" between March 1991 and December 2001, which includes Minera Alumbrera Limited, a member of the Enlarged Xstrata Group, are exempt from compliance with the exchange control restrictions. There can be no assurance that Argentinean government policy in relation to this issue will not change again in the future and any change could have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Market access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures. Such changes in demand and price could have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Production technology

The Guarantor believes that the technology it uses to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Sulphuric acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. The Enlarged Xstrata Group captures sulphur dioxide to limit acid rain emissions and produces sulphuric acid as a marketable by-product. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for the Enlarged Xstrata Group to obtain satisfactory prices for its sulphuric acid. However, the Enlarged Xstrata Group's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in the Enlarged Xstrata Group's production of metals.

Raw material procurement risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, the Enlarged Xstrata Group's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to the Enlarged Xstrata Group if certain *"force majeure"* events occur. The Enlarged Xstrata Group's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if the Enlarged Xstrata Group is unable, on short notice, to shift to alternative sources of supply.

Legal proceedings

The nature of the Enlarged Xstrata Group business subjects the Enlarged Xstrata Group to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Enlarged Xstrata Group's results of operations in any future period, and a substantial judgement could have a material adverse impact on the Enlarged Xstrata Group's business, financial condition, liquidity and results of operations.

Nothing in this paragraph headed "Legal proceedings" is intended to qualify the statement in paragraph 14 of Part XVI — "Additional Information — Litigation" of these Listing Particulars that, except as set out in that paragraph, neither the Guarantor nor any other member of the Enlarged Xstrata Group is engaged in or, so far as the Guarantor is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of these Listing Particulars), a significant effect on the Guarantor and/or the Enlarged Xstrata Group's financial position or profitability.

Risks connected with the Falconbridge Acquisition

Integration of the Falconbridge Group

The integration of the Falconbridge Group's business in the Enlarged Xstrata Group involves a number of risks, including:

- the attention of the Enlarged Xstrata Group's management may be diverted away from other business concerns;
- the Enlarged Xstrata Group's management may be unable to integrate the Falconbridge Group's business in a cost-effective manner, including as a result of its commitments given in connection with securing approval for the Falconbridge Acquisition under the Investment Canada Act, as described in Part I — "Description of the Enlarged Xstrata Group — History and development of the Guarantor" of these Listing Particulars, which could result in duplication of management information and financial control systems, customer service teams and product offerings;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the acquisition of the Falconbridge Group;
- the Enlarged Xstrata Group may find it difficult to effectively assimilate the business and management cultures of the Former Xstrata Group and the Falconbridge Group; and
- the Enlarged Xstrata Group may not be able to achieve the post-tax cash cost savings and other potential synergies identified prior to the Falconbridge Acquisition.

If the Former Xstrata Group fails to integrate the Falconbridge Group on a timely and cost-effective basis, the higher than expected costs and other difficulties could have a material adverse effect upon the results of operations or financial condition of the Enlarged Xstrata Group.

Taxation

Under the UK Finance Act 2006, it is possible that the Falconbridge Acquisition or any post-acquisition restructuring of the Falconbridge Group's business could bring the Enlarged Xstrata Group within the UK controlled foreign company rules in certain circumstances. This could cause the Guarantor to become subject to UK tax on the income profits of certain non-UK resident subsidiaries, which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group. However, HMRC have provided a non-statutory letter of comfort that the UK Finance Act 2006 would not apply specifically to either the Falconbridge Acquisition or post-acquisition restructuring on the basis of the information provided. HMRC have also provided a more general non-statutory letter of comfort to the Guarantor on the application of the UK Finance Act 2006, as more fully explained in the risk factor above in this Part IV — "Risk factors — Risks relating to the business of the Enlarged Xstrata Group — Taxation".

The Enlarged Xstrata Group may face risk associated with labour relations

The Guarantor is undertaking a detailed review of Falconbridge's activities to evaluate long-term performance, profitability and potential synergies for the Enlarged Xstrata Group. The Guarantor expects that benefits will accrue to the Enlarged Xstrata Group from access to pooled managerial and technical expertise, with increased opportunities for employees across the Enlarged Xstrata Group. There can be no assurance, however, that relationships with former Falconbridge Group employees at the Enlarged Xstrata Group's operations in Canada and/or elsewhere will be positive or that new collective agreements will be entered into without work interruptions. The Enlarged Xstrata Group could also be adversely affected by labour disruptions involving third parties who may provide the Enlarged Xstrata Group with goods or services at its operations in Canada and

elsewhere. Strikes and other labour disruptions at any of the Enlarged Xstrata Group's operations, or lengthy work interruptions at its existing and future development projects, could materially adversely affect the timing, completion and cost of any such project, as well as the Enlarged Xstrata Group's results of operations or financial condition.

Falconbridge may not perform in line with expectations

If the results and cash flows generated by the Falconbridge Group are not in line with the Former Xstrata Group's expectations, a write-down may be required against the carrying value of its investment in the Falconbridge Group. Such a write-down may affect the Enlarged Xstrata Group's business and may also reduce the Guarantor's ability to generate distributable reserves by the extent of the write-down, and consequently affect the Guarantor's ability to pay dividends and amounts due under the Guarantees.

Exchange rate fluctuations may increase the financing costs for the Falconbridge Acquisition and increase the consideration paid for Falconbridge as reported in Xstrata's consolidated accounts.

Exchange rate fluctuations may increase the Enlarged Xstrata Group's financing costs and increase the total consideration paid by Xstrata Canada as reported in the Enlarged Xstrata Group's accounts.

Risks relating to the Bonds and market considerations

Possible volatility of the price of Ordinary Shares

The market price for the Bonds is expected to be affected by fluctuations in the market price of the Ordinary Shares and it is impossible to predict whether the price of the Ordinary Shares will rise or fall.

The market price of Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the market regarding the Ordinary Shares (or securities similar to them), including, in particular, in response to various facts and events, including any regulatory changes affecting the Enlarged Xstrata Group's operations, variations in the Enlarged Xstrata Group's operating results and/or business developments of the Enlarged Xstrata Group and/or its competitors. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Enlarged Xstrata Group's operating performance or prospects. Furthermore, the Enlarged Xstrata Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of Ordinary Shares, which may have any adverse effect on the market price of the Bonds.

Major Shareholders

As at the date of these Listing Particulars as far as the Guarantor is aware, CSSEL and Glencore International hold approximately 21.7% and 14.3%, respectively, of the issued ordinary share capital of the Guarantor. Xstrata has received an irrevocable undertaking from Glencore International to take up its full entitlement under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has irrevocably undertaken to take up in full such entitlements. As a result of these undertakings, assuming the Rights Issue completes, assuming that Glencore International takes up in full all of the entitlements that are the subject of its irrevocable undertakings, assuming that CSSEL takes up in full those of its entitlements under the Rights Issue that are not transferred to Glencore International and hence subject to Glencore International's undertaking and assuming that no exchange rights under the Glencore Exchangeable Bonds are exercised or conversion rights under the 2010 Convertible Bonds or 2017 Convertible Bonds are exercised, between 11 October 2006 (being the latest practicable date prior to the publication of these Listing Particulars) and completion of the Rights Issue, immediately following the New Shares Issue, Glencore International and CSSEL companies are expected to hold approximately 19.6% and 16.3%, respectively, of the enlarged issued ordinary share capital of Xstrata. Each of Glencore International and Credit Suisse companies are currently able to exercise a significant degree of influence over matters requiring Shareholder approval, including the approval of significant corporate transactions,

and this may have the effect of delaying, preventing or deterring a change in control of the Enlarged Xstrata Group, could deprive Shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of the Enlarged Xstrata Group and might affect the market price of the Ordinary Shares and/or other securities of the Enlarged Xstrata Group. In addition, any decision by any of Glencore International or the Credit Suisse companies to sell all or a portion of the Ordinary Shares held by it could adversely affect the market price of the Ordinary Shares, the Bonds and/or other securities of the Enlarged Xstrata Group.

No prior market; currency translation

Following publication of these Listing Particulars, it is intended that each Bond will be issued to Trilon International Inc., which is a subsidiary of Brookfield Asset Management Inc. There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Guarantor's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

In addition, the Bonds, the Preference Shares and the Ordinary Shares for which the Preference Shares issued on conversion of the Bonds are exchangeable are denominated in US dollars while the Exchange Price is quoted in pounds sterling. The number of Ordinary Shares for which a Preference Share will be exchangeable will be determined by dividing the Paid-up Value of the Preference Share (translated into pounds sterling at a fixed rate of US$1.809 = £1.00) by the Exchange Price in effect on the Conversion Date and rounding down to the nearest whole number of Ordinary Shares. Accordingly, any devaluation of the pound sterling against the US dollar could have an adverse impact on the market price, in US dollar terms, of the Bonds.

Because the Global Bond is held by or on behalf of Euroclear and Clearstream, Luxembourg, investors will have to rely on their procedures for transfer, payment and communication with the Issuer and/or the Guarantor

The Bonds will be represented by the Global Bond. The Global Bond is expected to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Except in certain limited circumstances described in the Global Bond, investors will not be entitled to receive Bonds in definitive form. Euroclear and Clearstream, Luxembourg will maintain records of the beneficial interests in the Global Bond. While the Bonds are represented by the Global Bond, investors will be able to trade their beneficial interests only through Euroclear and Clearstream, Luxembourg.

The Issuer and the Guarantor will discharge their payment obligations under the Bonds by making payments to the common depositary for Euroclear and Clearstream, Luxembourg for distribution to their account holders. A holder of a beneficial interest in a Global Bond must rely on the procedures of Euroclear and Clearstream, Luxembourg to receive payments under the Bonds. The Issuer and the Guarantor have no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the Global Bonds.

The Bonds have a minimum denomination, and a Bondholder holding less than this minimum denomination will not receive Definitive Registered Bonds

The Bonds will be issued in principal amounts of US$100,000 and higher integral multiples of US$1,000 thereof. Definitive Bonds in registered form (the "Definitive Registered Bonds") will only be issued in certain limited circumstances. See Part VII — "Summary of the provisions relating to the Bonds in global form" of these Listing Particulars. If Definitive Registered Bonds are issued, such Bonds will be issued only in respect of principal amounts equal to or greater than US$100,000. However, Bondholders should be aware the Definitive Registered Bonds in a principal amount that is not US$100,000 may be illiquid and difficult to trade. Definitive Registered Bonds will in no circumstances be issued to any person holding Bonds in an amount lower than the minimum denomination and holders will have no rights against the Issuer or the Guarantor (including rights to receive principal or interest or to vote) in respect of such Bonds.

No tax gross-up

Neither the Issuer nor the Guarantor is obliged to make any additional payments to Bondholders in the event that any payment in respect of the Bonds or the Guarantees is required by applicable law to be withheld or deducted for taxation. None of the Issuer, the Guarantor or the Bondholders has any right to require redemption of the Bonds in the event of such a withholding or deduction. See Condition 11 in Part VI — "Terms and Conditions of the Bonds — Taxation" of these Listing Particulars.

It may not be possible to effect service of process upon the Guarantor or the Directors or enforce court judgements against the Guarantor or the Directors

Xstrata is a company incorporated in England and Wales and regarded as resident in Switzerland, and not in the United Kingdom, for Swiss and UK tax purposes and for the purposes of the United Kingdom-Switzerland double tax treaty. The Enlarged Xstrata Group's assets are located in various jurisdictions and the majority of the Enlarged Xstrata Group's assets are located in jurisdictions outside the United States. The Directors are citizens of various countries and most of the Directors are not citizens of the United States. It may not be possible to effect service of process outside England, Wales or Switzerland against the Guarantor or the Directors or to enforce the judgement of a court outside England, Wales or Switzerland against the Guarantor or the Directors. There is doubt as to the enforceability in England, Wales and Switzerland, in original actions or in actions for enforcement, of judgements of US courts or civil liabilities predicated upon US federal securities laws. There is also doubt as to the enforceability of judgements of this nature in many of the other jurisdictions in which the Enlarged Xstrata Group operates and in which its assets are situated and in the countries of which most of the Directors are citizens.

PART V — SUMMARY OF THE PRINCIPAL FEATURES OF THE BONDS

The following is a summary of the principal features of the Bonds and is qualified in its entirety by the detailed information appearing elsewhere in these Listing Particulars and, in particular, Part VI — "Terms and Conditions of the Bonds". Potential purchasers of the Bonds are urged to read these Listing Particulars in their entirety. Terms used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

Issuer

Xstrata Capital Corporation A.V.V., a subsidiary of the Guarantor

Guarantor

Xstrata plc.

Bonds

US$375,000,000 4.00 per cent. Guaranteed Convertible Bonds due 2017 convertible into fully paid Preference Shares of the Issuer which are guaranteed by the Guarantor and which will be exchangeable immediately upon issuance for fully paid Ordinary Shares of the Guarantor.

Issue Date

13 October 2006.

Keep-Well Agreement

The Issuer will have the benefit of a keep-well agreement (the "Keep-Well Agreement") to be entered into with the Guarantor on or around the Issue Date. The Keep-Well Agreement does not constitute a guarantee. See paragraph 12(e) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

Issue price

100 per cent. of the principal amount of the Bonds.

Interest

The Bonds will bear interest from (and including) 13 October 2006 (the "Issue Date") at a rate of 4.00 per cent. per annum payable semi-annually in arrears on 6 March and 6 September in each year. The first such payment of interest will be made on 6 March 2007 in respect of the period from (and including) the Issue Date to (but excluding) 6 March 2007.

Form and denomination

The Bonds will be represented by the Global Bond without coupons attached. The Global Bond will be exchangeable in whole but not in part for individual definitive Bonds in registered form, serially numbered in the denomination of US$100,000 and higher integral multiples of US$1,000, in certain limited circumstances only as described therein and herein.

The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary, and registered in the name of a common nominee, for Euroclear and Clearstream, Luxembourg.

Beneficial interests in the Global Bond will be shown on, and transfers thereof will be effected through, records maintained in book-entry form by Euroclear or Clearstream, Luxembourg and their respective accountholders. Ownership of beneficial interests in the Global Bond will be limited to persons that have accounts with Euroclear or Clearstream, Luxembourg or persons who hold interests through such accountholders.

Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be issued in uncertificated form by the Guarantor through the dematerialised securities trading system operated by CRESTCo Lim-

ited, known as CREST, unless the holder of such Bonds elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

Final redemption

Unless previously redeemed or converted or purchased and in each case cancelled, the Bonds will be redeemed on 14 August 2017 (the "Final Maturity Date") at their principal amount together with unpaid accrued interest (if any).

Ranking of the Bonds and the Guarantees

The Bonds will constitute direct, unconditional, unsubordinated and (subject as provided in Condition 3 in Part VI — "Terms and Conditions of the Bonds — Negative Pledge" of these Listing Particulars) unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) with all other unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

The payment obligations of the Issuer under the Bonds and the Preference Shares will be guaranteed on a direct, unconditional, unsubordinated and (subject, in the case of the Bonds, as provided in Condition 3 in Part VI — "Terms and Conditions of the Bonds — Negative Pledge" of these Listing Particulars) unsecured basis under the Bond Guarantee and the Deed Poll, respectively and (subject as aforesaid and save for certain obligations required to be preferred by law) will rank *pari passu* with all other unsecured and unsubordinated obligations of the Guarantor from time to time outstanding.

Conversion and exchange

Each Bond will entitle the holder to convert such Bond (the "Conversion Right") into Preference Shares of the Issuer at a price equal to the Paid-up Value (as defined below) of the Preference Share at any time on or after 13 October 2006 to the close of business (at the place where the relevant Bond is deposited for conversion) on the fourteenth calendar day prior to the Final Maturity Date (both days inclusive), unless such Bond is called for redemption prior to the Final Maturity Date then up to the close of business (at the place aforesaid) on the fourteenth calendar day prior to the date fixed for redemption. See Condition 7 in Part VI — "Terms and Conditions of the Bonds — Conversion" of these Listing Particulars.

The Preference Shares will then, in turn, be exchanged immediately for Ordinary Shares in the Guarantor as described in Condition 7 in Part VI — "Terms and Conditions of the Bonds — Conversion" of these Listing Particulars.

The initial Exchange Price will be 1713.15 pence per Ordinary Share. The Exchange Price will be adjusted in accordance with the Terms and Conditions of the Bonds immediately upon the issue of the Bonds to 1527 pence per Ordinary Share as a result of events occurring after 6 September 2005 (the date of issue of the 2017 Convertible Debenture) but prior to the Issue Date. The number of Ordinary Shares for which a Preference Share will be exchangeable will be determined by dividing the Paid-up Value of the Preference Share (translated into pounds sterling at the fixed rate of

US$1.809 =£1.00) by the Exchange Price in effect on the Conversion Date (as defined below) rounding down to the nearest whole number of Ordinary Shares.

The Exchange Price will be subject to adjustment in certain circumstances, as described in Condition 7 in Part VI — "Terms and Conditions of the Bonds — Conversion" of these Listing Particulars, including upon the Guarantor making a Capital Distribution and upon a change of control of the Guarantor. See Condition 7 in Part VI — "Terms and Conditions of the Bonds — Conversion" of these Listing Particulars.

Ordinary Shares

Ordinary Shares allotted on exchange of the Preference Shares will be issued credited as fully paid having, on the Issue Date, a nominal value of US$0.50 each and will rank *pari passu* in all respects with all fully paid Ordinary Shares in issue on the relevant Conversion Date, save as provided in Condition 7.5 in Part VI — "Terms and Conditions of the Bonds — Conversion — Ordinary Shares" of these Listing Particulars.

Preference Shares

Series 4 Preference Shares of the Issuer having, on the Issue Date, a nominal value of US$0.50 each, will be issued upon conversion of the Bonds at a premium of US$999.50 credited as fully paid at US$1,000 per Preference Share.

Redemption at the option of the Issuer

On giving not less than 30 nor more than 90 calendar days' notice to the Trustee and the Bondholders, the Issuer:

(i) may at any time on or after 14 August 2010, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption; or

(ii) may, at any time, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

See Condition 8.2 in Part VI — "Terms and Conditions of the Bonds — Redemption and Purchase, Redemption at the Option of the Issuer" of these Listing Particulars.

Withholding taxes / No tax gross up

Payments in respect of the Bonds will be made subject to such withholding or deduction for or on account of taxes as required by law. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts to Bondholders in respect of any such withholding or deduction. See Condition 11 in Part VI — "Terms and Conditions of the Bonds — Taxation" of these Listing Particulars.

Events of Default

For a description of certain events that will permit acceleration of the Bonds, see Condition 10 in Part VI — "Terms and Conditions of the Bonds — Events of Default" of these Listing Particulars. Upon acceleration for any such event, the Bonds will become immediately due and repayable at their

	principal amount together with unpaid accrued interest (if any).
Negative pledge	The Bonds will have the benefit of a negative pledge. See Condition 3 in Part VI — "Terms and Conditions of the Bonds — Negative Pledge" of these Listing Particulars.
Cross default	The Bonds will have the benefit of a cross default. See Condition 10 in Part VI — "Terms and Conditions of the Bonds — Events of Default" of these Listing Particulars.
Certain covenants	The Issuer will issue the Bonds pursuant to the terms of a Trust Deed to be entered into by the Issuer, the Guarantor and Law Debenture Trustees Limited, as Trustee. The Trust Deed will prohibit the Guarantor from amending the terms of the Deed Poll without the consent of the Trustee or the approval of an Extraordinary Resolution (as defined in the Trust Deed) of Bondholders and will contain certain other covenants.
Governing law	The Trust Deed, the Bonds, the Deed Poll and the Keep-Well Agreement will be governed by, and construed in accordance with, the laws of England.
Trustee	Law Debenture Trustees Limited
Principal Paying, Transfer, Conversion and Exchange Agent	Citibank, N.A.
Registrar	Citigroup Global Markets Deutschland AG & Co. KGaA
Sales restrictions	There are restrictions on offers and sales of the Bonds, the Preference Shares and the Ordinary Shares, *inter alia*, in the United States, the United Kingdom and Aruba. See paragraph 18 of Part XVI — "Additional information — Securities law considerations" of these Listing Particulars.
Listing and trading	Application has been made to the Financial Services Authority for the Bonds to be admitted to the Official List and to the London Stock Exchange for the Bonds to be admitted to trading on the Professional Securities Market of the London Stock Exchange. The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "XTA". The Ordinary Shares are also listed on SWX Swiss Exchange under the symbol "XTAN". The Preference Shares will not be listed on any stock exchange.
ISIN	XS0267908324
Common code	026790832
Use of proceeds	Following the publication of these Listing Particulars, it is intended that each Bond will be issued to Trilon International Inc., (a subsidiary of Brookfield) in consideration for the cancellation of the US$375,000,000 4.00%, Guaranteed Convertible Debenture due 2017 issued by the Issuer on 6 September 2005, the waiver of all rights Trilon International Inc. has under such Debenture and the Debenture Deed Poll, and the release of the Issuer and the Guarantor from each of their respective obligations under such Debenture and the Debenture Deed Poll.

PART VI — TERMS AND CONDITIONS OF THE BONDS

The following, subject to completion and amendment and save for the paragraphs in italics, are the terms and conditions of the Bonds which will be incorporated by reference into the Global Bond and will be endorsed on each Bond in definitive form (if issued):

The Bonds are constituted by a trust deed expected to be dated 13 October 2006 (the "Trust Deed") between the Issuer, the Guarantor and Law Debenture Trustees Limited (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders of the Bonds. The issue of the Bonds was authorised pursuant to a resolution of the Managing Director of the Issuer passed on 6 October 2006 (the "Issuer Board Resolution") and the giving of the Bond Guarantee was authorised by a resolution of the Board of Directors of the Guarantor passed on 27 July 2006 and a resolution of a committee of the Board of Directors of the Guarantor passed on 26 September 2006. The statements in these terms and conditions (the "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bonds. Copies of the Trust Deed, the paying, transfer, conversion and exchange agency agreement expected to be dated 13 October 2006 (the "Agency Agreement") relating to the Bonds between the Issuer, the Guarantor, the Trustee and Citibank, N.A. (the "Principal Paying, Transfer, Conversion and Exchange Agent", which expression shall include any successor as principal paying, transfer, conversion and exchange agent under the Agency Agreement) and the paying, transfer, conversion and exchange agents for the time being (such parties, together with the Principal Paying, Transfer, Conversion and Exchange Agent, being referred to as the "Paying, Transfer, Conversion and Exchange Agents", which expression shall include their successors as paying, transfer, conversion and exchange agents under the Agency Agreement) and Citigroup Global Markets Deutschland AG & Co. KGaA in its capacity as registrar (the "Registrar", which expression shall include any successor as registrar under the Agency Agreement), an English language translation of the Articles of Association of the Issuer (the "Articles of the Issuer"), the Issuer Board Resolution and the deed poll (the "Deed Poll") expected to be executed and delivered by the Guarantor on 13 October 2006 are available for inspection during normal business hours by Bondholders at the registered office of the Trustee, being at the date hereof at Fifth Floor, 100 Wood Street, London, EC2V 7EX. Bondholders are entitled to the benefit of, are bound by and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of all the provisions of the Agency Agreement, the Articles of the Issuer and the Issuer Board Resolution that are applicable to them. Only holders of Preference Shares (as defined below) will have the benefit of the Deed Poll.

The Bonds are convertible into fully paid Series 4 4.00 per cent. exchangeable redeemable preference shares in the Issuer (the "Preference Shares") having a paid-up value (the "Paid-up Value") of US$1,000 each comprising a nominal value of US$0.50 and a premium of US$999.50. Payments in respect of the Preference Shares are guaranteed by the Guarantor pursuant to the Deed Poll. The Preference Shares will be issued subject to, and in accordance with, these Conditions, the Articles of the Issuer and the Issuer Board Resolution.

The Preference Shares will, following their issue, immediately be exchanged for fully paid ordinary shares in the Guarantor (the "Ordinary Shares") having at the date hereof a nominal value of US$0.50 each, in accordance with these Conditions, the provisions of the Articles of the Issuer, the Issuer Board Resolution and the Deed Poll. The price at which any such exchange will be made (the "Exchange Price") will, subject to adjustment in certain circumstances as set out in the Issuer Board Resolution, be 1713.15 pence per Ordinary Share. The number of Ordinary Shares for which a Preference Share will be exchangeable will be determined by dividing the Paid-up Value (translated into pounds sterling at the fixed rate of US$1.809 = £1.00) by the Exchange Price in effect on the Conversion Date (as defined in Condition 7.2).

Words and expressions not otherwise defined in the Conditions shall have the meaning given to them in Condition 22 or in the Trust Deed, unless the context otherwise requires.

1. Form, Denomination and Title

1.1 Form and Denomination

The Bonds will be issued in registered form only in the Authorised Denominations without coupons attached and represented by a global Bond in registered form (the "Global Bond"). The Global Bond will be exchangeable in limited circumstances into definitive Bonds in registered form only in Authorised Denominations, serially numbered.

1.2 Bonds in definitive form

Bonds in definitive form will be issued only upon exchange of interests in the Global Bond as described in the Global Bond.

The Bonds are not issuable in bearer form.

1.3 Title

Title to the Bonds will pass by transfer and registration as described in Conditions 4 and 5. The Holder (as defined below) of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss (or that of the related certificate, as appropriate) or anything written on it or on the certificate representing it (other than a duly executed transfer thereof)) and no person will be liable for so treating the Holder. In these Conditions, "Bondholder" and "Holder" means the person in whose name a Bond is registered in the Register.

The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary for, and registered in the name of a common nominee for, Euroclear Bank S.A./ N.V., as operator of the Euroclear system ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Beneficial interests in the Global Bond will be shown on, and transfers thereof will be effected only through, records maintained in a book-entry form by Euroclear and Clearstream, Luxembourg in accordance with the applicable procedures of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in the Global Bond will be limited to persons who maintain accounts with Euroclear and Clearstream, Luxembourg or persons who hold interests through such persons.

Interests in the Global Bond will be exchangeable in whole but not in part (free of charge to the holder) for individual definitive Bonds (which will be in registered form) in certain limited circumstances only that are described therein. Interests in the Global Bond are exchangeable in whole but not in part for individual definitive Bonds if and only if (i) Euroclear or Clearstream, Luxembourg (or any alternative clearing system on behalf of which the Global Bond may be held) is closed for business for a continuous period of 14 calendar days or more (other than by reason of legal holidays) or announces an intention permanently to cease business or does in fact do so, or (ii) the Trustee gives written notice to the Issuer and the Guarantor pursuant to Condition 10 that the Bonds are due and repayable. Any Bonds issued in exchange for beneficial interests in the Global Bond will be issued to and delivered to such persons or registered in such name or names, as the case may be, as the holder of the Global Bond shall instruct the Principal Paying, Transfer, Conversion and Exchange Agent and/or the Registrar. It is expected that such instructions will be based upon directions received by Euroclear and Clearstream, Luxembourg from accountholders with respect to ownership of beneficial interests in the Global Bond. Notice of the issue of definitive Bonds in the circumstances set out in (i) or (ii) above will be given promptly by the Guarantor to the Bondholders in accordance with Condition 17.

2. Status

2.1 The Bonds

The Bonds constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) with all other unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

2.2 The Bond Guarantee

The payment of all amounts payable in respect of the Bonds and all other moneys payable under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "Bond Guarantee"). The obligations of the Guarantor under the Bond Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank *pari passu* with all other unsecured and unsubordinated obligations of the Guarantor from time to time outstanding.

3. Negative Pledge

So long as any of the Bonds remain outstanding (as defined in the Trust Deed) each of the Issuer and the Guarantor will ensure that no Relevant Indebtedness of the Issuer or the Guarantor will be secured by any Security Interest upon, or with respect to, the whole or any part of the present or future business, undertaking, assets or revenues (including any uncalled capital) of the Issuer or the Guarantor unless the Issuer or, as the case may be, the Guarantor shall, in the case of the creation of a Security Interest, before or at the same time and, in any other case, promptly take any and all action necessary to ensure that:

(a) all amounts payable by the Issuer under the Bonds and the Trust Deed or, as the case may be, by the Guarantor under the Bond Guarantee are secured by the Security Interest equally and rateably with the Relevant Indebtedness to the satisfaction of the Trustee; or

(b) such other Security Interest or other arrangement (whether or not it includes the giving of a Security Interest) is provided in favour of the Bondholders in respect of all amounts payable by the Issuer under the Bonds and the Trust Deed or, as the case may be, by the Guarantor under the Bond Guarantee, either (i) as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders, or (ii) as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

4. Registration

The Issuer will cause a register (the "Register") to be kept at the specified office of the Registrar on which will be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of Bonds. Holders of Bonds will be entitled to receive only one Bond in respect of their entire holding.

5. Transfer of Bonds

5.1 Transfer

Bonds may, subject to the terms of the Agency Agreement and to Conditions 5.2 and 5.3, be transferred in whole or in part in an Authorised Denomination by lodging the relevant Bond (with the form of application for transfer in respect thereof duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Transfer, Conversion and Exchange Agent.

No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will, within seven Business Days (as defined below) of the date of lodging of any duly made application for the transfer of a Bond in the place of the specified office of the Registrar or any Paying, Transfer, Conversion and Exchange Agent, deliver a new Bond to the transferee (and, in the case of a transfer of part only of a Bond, deliver a Bond for the untransferred balance to the transferor) at the specified office of the Registrar, or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary mail, at the expense of the transferee or, as the case may be, the transferor) mail the Bond by uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

5.2 Formalities Free of Charge

Any such transfer as aforesaid will be effected without charge subject to (i) the person making such application for *transfer* paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (*ii*) the Registrar being satisfied with the documents of title and/or identity of the person making the application, and (*iii*) such other reasonable requirements as the Issuer may from time to time agree with the Registrar and the Trustee. The exchange of interests in the Global Bond for definitive Bonds will be subject to the provisions of all applicable fiscal or other laws and regulations in effect at the time of such exchange.

5.3 Closed Periods

Neither the Issuer nor the Registrar will be required to register the transfer of any Bond (or part thereof) (i) during the period of 15 calendar days immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Bonds pursuant to Condition 8.2, or (ii) during the period of 15 calendar days ending on (and including) any Record Date (as defined in Condition 9.3) in respect of any payment of interest on the Bonds, or (iii) in respect of which a Conversion Notice (as defined in Condition 7.2) has been delivered in accordance with Condition 7.2.

5.4 Business Days

In these Conditions, "Business Day" means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the relevant place.

6. Interest Payments

6.1 Interest Rate

The Bonds bear interest from (and including) the Issue Date at the rate of 4.00 per cent. per annum calculated by reference to the principal amount thereof (subject to the withholding or deduction of any taxation required by law to be withheld or deducted at source) payable semi-annually in arrears in equal instalments (other than the first instalment) on 6 March and 6 September in each year (each an "Interest Payment Date"). The first such payment of interest will be made on 6 March 2007 in respect of the period from (and including) the Issue Date to (but excluding) 6 March 2007 (the "First Interest Payment Date"). The amount of interest payable in respect of each Bond for any period which is not an Interest Period (which, for the avoidance of doubt, shall include the period from (and including) 6 March 2017 to (but excluding) 14 August 2017) shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed, where "Interest Period" means the period beginning on (and including) the First Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

6.2 Accrual of Interest

Each Bond will cease to bear interest (i) where the Conversion Right attached to it shall have been exercised, or the Trustee shall have exercised its rights of conversion with respect to it pursuant to Condition 7.3, from (and including) the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Issue Date, (subject in any such case as specified in Condition 7.4 and as provided in the Articles of the Issuer and the Issuer Board Resolution) or (ii) where such Bond is redeemed or repaid pursuant to Condition 8 or Condition 10, from (and including) the due date for redemption unless, upon due presentation, payment of the full amount due is improperly withheld or refused, in which event such Bond shall continue to bear interest at the applicable rate (both before and after judgment) as provided in the Trust Deed, until (but excluding) whichever is the earlier of (1) the day on which all sums and/or Ordinary Shares due in respect of such Bonds up to that day are received by or on behalf of the relevant holder, and (2) the day which is seven calendar days after that on which the Trustee or the Principal Paying, Transfer, Conversion and Exchange Agent has notified the Bondholders of receipt of all sums and/or Ordinary Shares due in respect of all the Bonds up to such seventh calendar day.

7. Conversion

7.1 Conversion Right

The holder of each Bond shall have the right (the "Conversion Right") to convert ("conversion") each US$1,000 principal amount of a Bond into one fully-paid Preference Share allotted at a price equal to the Paid-up Value and to require the Issuer forthwith to procure that such Preference Share be exchanged immediately, pursuant to the Articles of the Issuer, the Issuer Board Resolution and the terms and conditions of the Deed Poll and as provided in these Conditions, for Ordinary Shares of the Guarantor, having at the Issue Date a nominal value of US$0.50 each, issued and credited as fully paid, at any time on or after 13 October 2006 to the close of business (at the place where the relevant Bond is deposited for conversion) on the fourteenth calendar day prior to the Final Maturity Date (both days inclusive) or, if such Bond shall have been called for redemption pursuant to Condition 8.2 prior to the Final Maturity Date, then up to the close of business (at the place aforesaid) on the fourteenth calendar day prior to the date fixed for redemption thereof unless, in any such case, there shall be default in making payment in respect of such Bond on any such date fixed for redemption, in which event the Conversion Right shall extend (unless the Trustee shall have already exercised the relevant rights of conversion pursuant to Condition 7.3) up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 17 or, if earlier, the Final Maturity Date; provided that in each case if the final such date for the exercise of Conversion Rights is not a Business Day in such place, then the right to exercise Conversion Rights shall end on the immediately preceding Business Day in such place.

Conversion Rights may not be exercised following the giving of notice by the Trustee pursuant to Condition 10.

A Conversion Right may only be exercised in respect of an Authorised Denomination. Where a Conversion Right is exercised in respect of part only of a Bond, the old Bond shall be cancelled and a new Bond for the balance thereof shall be issued in lieu thereof without charge but upon payment by the holder of any taxes, duties and other governmental charges payable in connection therewith and the Registrar will within seven Business Days following the relevant Conversion Date deliver such new Bond to the Bondholder at the specified office of the Registrar, or (at the risk and, if mailed at the request of the Bondholder otherwise than by ordinary mail, at the expense of the Bondholder) mail the new Bond by uninsured mail to such address as the Bondholder may request.

Without prejudice to Condition 7.3, a Conversion Right may not be exercised by a Bondholder in circumstances where the relevant Conversion Date would fall during the period commencing on the Record Date in respect of any payment of interest on the Bonds and ending on the relevant Interest Payment Date (both days inclusive).

By exercising a Conversion Right, a Bondholder (or, in the case of the exercise of Conversion Rights by the Trustee pursuant to Condition 7.3, the Trustee) will be deemed, subject to and in accordance with the Articles of the Issuer and the Issuer Board Resolution, to have made a Share Exchange Call applicable to the Preference Shares arising on the exercise of such Conversion Right, and the Issuer will procure that such Preference Shares are immediately, following issue of such Preference Shares to the Bondholder or his nominee (or to the Trustee or as the Trustee directs, as the case may be), exchanged, in accordance with the Articles of the Issuer and the Issuer Board Resolution, for Ordinary Shares as at the relevant Conversion Date (without any further action being required to be taken by any Bondholder or the Trustee). Each of the Issuer and the Guarantor is entitled (at its own expense) to do all such things and make all such entries in the Issuer's and the Guarantor's respective register of members and execute all such documents, whether on behalf of the relevant Bondholders or otherwise, (including the execution of such instruments to transfer on behalf of the relevant Bondholders) as may be necessary to effect such exchange of Preference Shares for Ordinary Shares.

Provisions as to Share Exchange

The following is a summary of the provisions of the Preference Shares relating to Share Exchange Calls as contained in the Articles of the Issuer and the Issuer Board Resolution. The Articles of the Issuer and the Issuer Board Resolution are separate from and, for the avoidance of doubt, do not form part of, these Listing Particulars.

(A) *The number of Ordinary Shares which the Issuer is required to procure are issued on the making of a Share Exchange Call shall be determined by dividing the Paid-up Value of the relevant Preference Shares (which shall be US$1,000 per Preference Share translated into pounds sterling at the fixed rate of US$1.809=£1.00) by the exchange price (the "Exchange Price") in effect on the relevant Conversion Date. The initial Exchange Price is 1713.15 pence per Ordinary Share and the Exchange Price shall thereafter be subject to adjustment in the circumstances described in the Issuer Board Resolution as summarised in paragraph (B) below. Fractions of Ordinary Shares will not be issued on exchange and no cash adjustment will be made. However, if a Share Exchange Call in respect of more than one Preference Share is exercised at any one time, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate Paid-up Value of such Preference Shares being so exchanged (rounded down to the nearest whole number). Where the Trustee shall have exercised its rights pursuant to Condition 7.3 of the Bonds, all relevant Bonds and Preference Shares shall, for the purpose of the immediately preceding sentence, be deemed to be held by one person. Ordinary Shares to be issued on exchange will be deemed to be registered as of the relevant Conversion Date in the name of the holder of the relevant Preference Shares or his nominee or, where they are to be issued to the Trustee pursuant to Condition 7.3 of the Bonds, the Trustee or its nominee on behalf of the relevant Bondholders.*

(B) ***Adjustments to the Exchange Price***

If on or after 6 September 2005 any of the events described below has occurred or does occur, the Exchange Price will be adjusted in relation to subsequent exchanges of Preference Shares as follows:

(i) *Consolidation, Reclassification or Subdivision: If and whenever there shall be an alteration to the nominal value of the Ordinary Shares as a result of consolidation, reclassification or subdivision, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such alteration by the following fraction:*

$$\frac{A}{B}$$

where:

A is the nominal amount of one Ordinary Share immediately after such alteration; and

B is the nominal amount of one Ordinary Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii) *Capitalisation of Profits or Reserves: If and whenever the Guarantor shall issue any Ordinary Shares credited as fully paid to the holders of Ordinary Shares ("Shareholders") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than Ordinary Shares issued instead of the whole or any part of a cash dividend which the Shareholders would or could otherwise have received, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:*

$$\frac{A}{B}$$

where:

A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares.

(iii) *Capital Distribution: If and whenever the Guarantor shall pay or make any Capital Distribution (as defined below) to Shareholders, the Exchange Price shall be adjusted*

by multiplying the Exchange Price in force immediately prior to such Capital Distribution by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price (as defined below) of one Ordinary Share on the dealing day immediately preceding the date on which the Ordinary Shares are traded on the Relevant Stock Exchange (as defined below) ex- the relevant Capital Distribution; and

B is the portion of the Fair Market Value (as defined below) (as determined as at the date of announcement of the relevant Dividend) of the Capital Distribution attributable to one Ordinary Share, with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Ordinary Shares by or on behalf of the Issuer, by the number of Ordinary Shares issued and outstanding immediately prior to such purchase).

Such adjustment shall become effective on the date on which such Capital Distribution is made.

As used herein:

"Capital Distribution" means any Dividend which is, or to the extent determined to be, a capital distribution in accordance with the following formula:

$$E = A + B - C$$

where:

A is the Fair Market Value of the relevant Dividend ("Dividend A") (such Fair Market Value being determined as at the date of announcement of Dividend A);

B is the Fair Market Value of all other Dividends (other than any Dividend or portion thereof which was or was previously determined to be a Capital Distribution) made in respect of the same fiscal year as Dividend A ("Fiscal Year A") (such Fair Market Value being determined in each case as at the date of announcement of the relevant Dividend);

C is equal to 120 per cent. of the highest Fair Market Value of all Dividends (other than any Dividend or portion thereof which was or was previously determined to be a Capital Distribution) made in respect of a fiscal year (such Fair Market Value being determined, in each case, as at the date of announcement of the relevant Dividend), provided that C shall never be less than US$171,000,000 converted into pounds sterling at the weighted average rate of exchange used to determine Dividend A and each of the other Dividends made in Fiscal Year A, if any such determination was required to be made; and

E is the Capital Distribution (provided that, if E is zero or a negative number, the Capital Distribution shall be deemed to be zero).

"Dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up), provided that:

(a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, then the Dividend in question shall be treated as a Dividend of (i) the cash Dividend so announced, or (ii) the Fair Market Value, on the date of announcement of such Dividend, of the Ordinary Shares or other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Ordinary Shares elected therefor, regardless of whether any such election is made) if the Fair Market Value of such Ordinary Shares or other property or assets is greater than the cash Dividend so announced;

(b) *for the purposes of the definition of Capital Distribution, any issue of Ordinary Shares falling within paragraph (B)(ii) shall be disregarded;*

(c) *a purchase or redemption of share capital by the Guarantor shall not constitute a Dividend unless, in the case of purchases of Ordinary Shares, the weighted average price (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the closing price of the Ordinary Shares on the Relevant Stock Exchange as derived from, or published by, the Relevant Stock Exchange at the opening of business either (1) on that date, or (2) where an announcement (excluding for the avoidance of doubt for these purposes any general authority for such purchases or redemptions approved by a general meeting of Shareholders or any meeting convening such a meeting of Shareholders) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by the Guarantor exceeds the product of (aa) 105 per cent. of the closing price of the Ordinary Shares determined as aforesaid, and (bb) the number of Ordinary Shares purchased by the Guarantor; and*

(d) *in making any such calculation, such adjustments (if any) shall be made as are determined by an Independent Financial Adviser to be appropriate to reflect any division or subdivision of the Ordinary Shares or any issue of Ordinary Shares by way of capitalisation of profits or reserves.*

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined by an Independent Financial Adviser, provided that (1) the fair market value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (2) where options, warrants or other rights are publicly traded in a market of adequate liquidity as determined by an Independent Financial Adviser, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five dealing days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded; (3) where options, warrants or other rights are not publicly traded (as aforesaid), the fair market value of such options, warrants or other rights will be as determined by an Independent Financial Adviser on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Ordinary Share, the dividend yield of an Ordinary Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof, and (4) in the case of (1) converted into pounds sterling (if declared or paid in a currency other than pounds sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in pounds sterling; and in the absence of such a stated rate of exchange and in the case of (2) and (3) converted into pounds sterling (if expressed in a currency other than pounds sterling) at such rate of exchange as determined by an Independent Financial Adviser to be the spot rate at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available); provided that for the purposes of determining Fair Market Value under paragraph (B)(v), references in this definition to options, warrants or other rights shall be deemed to be to the entitlement to such options, warrants or other rights as the case may be;

"Independent Financial Adviser" means an investment bank, bank or financial adviser of international repute appointed by the Guarantor for the relevant purpose and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of Bondholders) and acting as an expert or, if the Guarantor shall not have appointed such an adviser within 21 calendar days after becoming aware of the

need for such appointment hereunder and the Trustee is indemnified to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Trustee following notification to the Guarantor; and

"Relevant Stock Exchange" means at any time, in respect of the Ordinary Shares, the Official List of the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and/or, as the context requires, the market for listed securities of London Stock Exchange plc (or any successor thereto) or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in.

(iv) *Rights Issues of Ordinary Shares or Options over Ordinary Shares: If and whenever the Guarantor shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price (as defined below) per Ordinary Share on the dealing day immediately preceding the date of the announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:*

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate amount (if any) payable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares deliverable on the exercise thereof would purchase at such Current Market Price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, deliverable on the exercise of such options, warrants or other rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

(v) *Rights Issues of other Securities: If and whenever the Guarantor shall issue any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares) to Shareholders as a class by way of rights, or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:*

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced; and

B is the Fair Market Value on the date of such announcement, of the portion of the rights attributable to one Ordinary Share, provided that B shall be zero if an Independent Financial Adviser shall determine that it is not possible to accurately determine the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Ordinary Share. In such circumstances, paragraph B(xi) shall apply and the Guarantor shall, pursuant to and in accordance with that paragraph instruct the Indepen-

dent Financial Adviser to determine as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Exchange Price) to the Exchange Price is fair and reasonable to take account of the relevant issue or grant and the date on which such adjustment should take effect.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

(vi) *Issues at less than Current Market Price: If and whenever the Guarantor shall issue (otherwise than as mentioned in sub-paragraph (B)(iv)) wholly for cash any Ordinary Shares (other than Ordinary Shares issued on the making of a Share Exchange Call or on the exercise of any other rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares), or grant (otherwise than as mentioned in sub-paragraph (B)(iv)) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the terms of such issue or grant, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:*

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such Ordinary Shares or, as the case may be, for the issue of such options, warrants or rights and the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or upon exercise of such options, warrants or rights.

Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.

(vii) *Other Issues at less than Current Market Price: If and whenever the Guarantor or any Subsidiary of the Guarantor or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary of the Guarantor), any other company, person or entity (otherwise than as mentioned in paragraphs (B)(iv), (B)(v) or (B)(vi)) shall issue wholly for cash or for no consideration any securities (other than the Bonds (excluding for this purpose any further bonds issued pursuant to Condition 18 of the Bonds and other than the Preference Shares)) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or purchase of, or otherwise to acquire, Ordinary Shares issued or to be issued by the Guarantor (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue (or grant) by the following fraction:*

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into, or rights of exchange or

subscription for, or purchase or acquisition of, Ordinary Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares to be issued or to arise or be made available from any such redesignation.

Such adjustment shall become effective on the date of issue or grant of such securities.

(viii) *Modification of Rights of Conversion, etc: If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities as are mentioned in paragraph (B)(vii) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Ordinary Share receivable is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the proposals for such modification, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such modification by the following fraction:*

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for, or purchase or acquisition of, Ordinary Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner as determined by an Independent Financial Adviser to be appropriate for any previous adjustment under this paragraph (B)(viii) or paragraph (B)(vii) above.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

(ix) *Other Offers to Shareholders: If and whenever the Guarantor or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Guarantor or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Exchange Price falls to be adjusted under paragraph (B)(iv) (or would fall to be so*

adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day) or under paragraph (B)(v)) the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before the making of such offer by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the Relevant Stock Exchange.

(x) *Exchange Price adjustment upon Change of Control: If an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985 of Great Britain, or any modification or re-enactment thereof), to acquire the whole or any part of the issued ordinary share capital of the Guarantor or if any person proposes a scheme with regard to such acquisition and (such offer or scheme having become or been declared unconditional in all respects) the Guarantor becomes aware that, other than in circumstances constituting an Excluded Relevant Event, the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Guarantor has or will become unconditionally vested in the offeror and/or such associate(s) as aforesaid (a "Relevant Event"), the Guarantor and/or the Issuer shall give written notice thereof to Bondholders (which shall include notice of the Exchange Price applicable as a consequence of the occurrence of the Relevant Event as set out below) within 14 calendar days of the first day on which it becomes so aware, which notice shall contain a statement informing the Bondholders of their entitlement to exercise their Conversion Rights as provided in the Conditions. Upon any exercise of Conversion Rights within 60 calendar days following a Relevant Event or, if later, 60 calendar days following the date on which notice thereof is given, the Exchange Price shall be adjusted by dividing the Exchange Price in force immediately prior to such Relevant Event by a figure calculated in accordance with the formula and subsequent proviso set out below:*

$$A \times \frac{C}{B}$$

where:

A is the arithmetic average of the historic daily median of the bid and offer price quoted by each of three leading market makers in the Bonds selected by the Guarantor and approved by the Trustee and expressed as a percentage of the nominal amount thereof for each day during the Calculation Period;

B is the average of the daily highest and lowest quoted prices expressed in US dollars (translated from pounds sterling at the US$:£ exchange rate appearing on or derived from Reuters' Page FXBENCH as at or about 12 noon (London time) on such day) of an Ordinary Share during the Calculation Period as derived from the Relevant Stock Exchange; and

C is the average Exchange Price (as adjusted from time to time) expressed in US dollars (translated from pounds sterling at the fixed rate of US$1.809 = £1.00) during the Calculation Period,

provided that no increase of the Exchange Price shall be made pursuant to this paragraph (B)(x);

As used herein:

"Calculation Period" means a period of 30 consecutive days ending on, or if the Commencement Date occurs prior to the day that is 35 calendar days after the Issue Date, a period commencing on the Issue Date and ending on, the fifth dealing day prior to the Commencement Date;

"City Code" means the City Code on Takeovers and Mergers;

"Commencement Date" means commencement of an offer period (as determined in accordance with the City Code and being an offer period in respect of which or in relation to which a Relevant Event occurs or, as the case may be, the date of the announcement of a scheme in relation to which a Relevant Event occurs, provided that if the Commencement Date would otherwise have occurred less than 90 calendar days after the end of a previous offer period (as determined in accordance with the City Code, then the Commencement Date shall be the commencement of such previous offer period (determined as above); and

"Excluded Relevant Event" means a scheme or an offer as referred to in this paragraph (B)(x) which:

(a) *upon full implementation would result in the Guarantor being a wholly-owned Subsidiary of a body corporate more than 50 per cent. of the share capital having the right ordinarily to vote on a poll at a general meeting of which would be held by persons who received such share capital pursuant to the scheme or offer in their capacity as Shareholders; and*

(b) *incorporates or is accompanied by arrangements pursuant to which each Bondholder is given a reasonable opportunity to exchange the Bonds held by such Bondholder for bonds to be issued by such new holding company convertible into shares of such new holding company on terms determined by an independent investment bank of international repute in London selected by the Guarantor and approved in writing by the Trustee to be such that the Bondholders are not disadvantaged in comparison with the holders of the ordinary share capital of the Guarantor.*

(xi) *Other Events: If the Guarantor determines that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to in paragraphs (B)(i) to (B)(x) (even if the relevant event or circumstance is specifically excluded from the operation of paragraphs (B)(i) to (B)(x)), the Guarantor shall, at its own expense and acting reasonably, request a firm of accountants or an independent investment bank in London of international repute (acting in either case as experts), in each case selected by the Guarantor and, in each case, approved in writing by the Trustee (such consent not to be unreasonably withheld or delayed), to determine as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Exchange Price) to the Exchange Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this paragraph (B)(xi) if such firm of accountants or such independent investment bank are so requested to make such a determination not more than 21 calendar days after the date on which the relevant event or circumstance arises.*

For the purpose of any calculation of the consideration receivable referred to in paragraphs (B)(vi), (B)(vii) and (B)(viii), the following provisions shall apply:

(a) *the aggregate consideration receivable for Ordinary Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission, fees or any expenses paid or incurred by the Guarantor for any underwriting of the issue or otherwise in connection therewith; and*

(b) *(1) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable for any such securities, and (2) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached*

to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable for such securities or, as the case may be, for such options, warrants or rights which is attributed by the Guarantor to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the announcement of the terms of issue of such securities or, as the case may be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights, and (3) the consideration per Ordinary Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon exercise of such options, warrants or rights shall be the aggregate consideration referred to in (1) or (2) above (as the case may be), divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

On any adjustment, the resultant Exchange Price, if not an integral multiple of £0.01, shall be rounded down to the nearest whole £0.01. No adjustment shall be made to the Exchange Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Exchange Price then in effect. Any adjustment not required to be made, and any amount by which the Exchange Price has been rounded down, (including as a result of any of the events specified in paragraph (B) occurring on or after 6 September 2005) shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made has been made at the relevant time.

No adjustment will be made to the Exchange Price where shares or other securities (including rights warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including directors holding executive office) of the Guarantor or any Subsidiary or any associated company of the Guarantor pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985 of Great Britain or any modification or re-enactment thereof).

The Exchange Price may not be reduced so that, on the making of a Share Exchange Call, Ordinary Shares would fall to be issued at a discount to their nominal value.

Where more than one event which gives or may give rise to an adjustment to the Exchange Price occurs within such a short period of time that, in the opinion of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor and approved in writing by the Trustee, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by such accountants or investment bank to be in their opinion appropriate to give such intended result.

Where the circumstances giving rise to any adjustment pursuant to this paragraph (B) have already resulted or will result in an adjustment to the Exchange Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Exchange Price, such modification shall be made to the operation of the provisions of this paragraph (B) as may be advised by of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor and approved in writing by the Trustee to be in their opinion appropriate to give the intended result.

If any doubt shall arise as to the appropriate adjustment to the Exchange Price, a certificate of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor and approved in writing by the

Trustee shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

As used above:

"Bonds" means the US$375,000,000 4.00 per cent. Guaranteed Convertible Bonds due 2017;

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the simple average of the bid and offer quotations published by, or derived from, the Relevant Stock Exchange for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:

(a) *if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); and*

(b) *if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount,*

and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

"dealing day" means a day on which the Relevant Stock Exchange is open for business and Shares may be dealt in on the Relevant Stock Exchange;

"securities" includes, without limitation, shares in the share capital of the Guarantor; and

"Subsidiary" means any subsidiary undertaking (within the meaning of Section 258 of the Companies Act 1985 of Great Britain).

If the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in paragraphs (B)(ii) to (B)(v) and paragraph (B)(ix), or any such issue as is mentioned in paragraph (B)(vi) and (B)(vii) which is made to the Shareholders or any class of them, but before the relevant adjustment becomes effective under this paragraph (B) (including, for the avoidance of doubt, where the adjustment is made pursuant to and in accordance with paragraph (B)(xi) following the occurrence of one or more events or circumstances referred to in paragraphs (B)(ii) to (B)(vii) or (B)(ix), in which case the record date shall be the record date for the relevant issue, distribution, grant or offer (as the case may be)), the Guarantor shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued to the converting Bondholder, in accordance with the instructions contained in the Conversion Notice or, as the case may be, to the Trustee or as directed by the Trustee (subject, in each such case, to any applicable exchange control or other laws or other regulations), such additional number of Ordinary Shares (if any) as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bond and exchange of the related Preference Share, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bond and exchange of the related Preference Share if the relevant adjustment (more particularly referred to in the said provisions of this paragraph (B)) to the Exchange Price had in fact been made and

become effective immediately after the relevant record date. Such additional Ordinary Shares will be allotted within one month after the relevant Conversion Date or, if later, within one month after the date of issue of Ordinary Shares or other securities if the adjustment results from the issue of Ordinary Shares. Any such additional Ordinary Shares will be issued in uncertificated form through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such beneficial interests elects to hold such additional Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

References to any issue or offer to Shareholders "as a class" or "by way of rights" shall be taken to be references to an issue or offer to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer.

In the case of adjustments to the Exchange Price required to be made as a result of any of the events specified in paragraph (B) occurring on or after 6 September 2005 but prior to the Issue Date, the Exchange Price shall be adjusted downwards by 186.15 pence, immediately upon the issue of the Bonds, from 1713.15 pence per Ordinary Share to 1527 pence per Ordinary Share).

7.2 Procedure for Conversion

The Conversion Right attaching to any Bond may be exercised by delivering the relevant Bond to the specified office of any Paying, Transfer, Conversion and Exchange Agent or the Registrar during its usual business hours, accompanied by a duly completed and signed notice of conversion (a "Conversion Notice") in the form (for the time being current) obtainable from any Paying, Transfer, Conversion and Exchange Agent or the Registrar. Delivery as aforesaid shall not be required in the case of the Trustee exercising rights of conversion pursuant to Condition 7.3. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying, Transfer, Conversion and Exchange Agent or the Registrar to whom the relevant Conversion Notice is delivered is located.

The conversion date in respect of a Bond (the "Conversion Date") shall be the London business day immediately following the date of such delivery and, if applicable, the making of any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of the Trustee exercising rights of conversion pursuant to Condition 7.3, the relevant redemption date, save that for the purposes of calculating the amount of interest payable in such circumstances pursuant to Condition 7.3, the Conversion Date shall mean the date which would have been the Conversion Date had Conversion Rights been exercised by holders of the relevant Unexercised Bonds (as defined in Condition 7.3) on the last day of the relevant period for exercise of Conversion Rights by such holders pursuant to Condition 7.1. A Conversion Notice once delivered shall be irrevocable.

A Bondholder exercising a Conversion Right or the Trustee exercising its rights of conversion under Condition 7.3 must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in Condition 7.3) any stamp, capital, transfer, issue, registration, documentary, transaction or other similar tax arising on the relevant conversion (other than any stamp, capital, transfer, issue, registration, documentary, transaction or other similar tax payable on the issue of the Preference Shares or the Ordinary Shares to be issued in exchange for Preference Shares on conversion of the Bonds in Aruba, the United Kingdom or Switzerland or any jurisdiction where the Issuer or the Guarantor is resident for tax purposes or where the Issuer or Guarantor has a permanent establishment, branch or agency, such taxes being payable by the Issuer, failing whom the Guarantor, apart from (a) any stamp duty or stamp duty reserve tax that arises under Sections 67, 70, 93 or 96 of the United Kingdom Finance Act 1986 to the extent that the stamp duty or stamp duty reserve tax exceeds that which would have been payable had the person to whom the Preference Shares or the Ordinary Shares been issued not been a person falling within Section 67(6), (7) or (8), Section 70(6), (7) or (8), Section 93(2) or (3) or Section 96(1) of such Act (as applicable) or (b) any Swiss Securities Transfer Tax arising solely in consequence of Bonds, Preference Shares or Ordinary Shares being converted, issued or exchanged by or through

a Swiss securities dealer (unless the use of a Swiss securities dealer as the person by or through whom the Bonds, Preference Shares or Ordinary Shares are converted, issued or exchanged occurs at the direction of the Issuer or Guarantor or is required by law) to the extent that the Swiss Securities Transfer Tax exceeds that which would have been payable had the Swiss securities dealer not been involved, such taxes (a) and (b) to be paid by the Bondholders or the Trustee (as the case may be)) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond or a Preference Share in connection with such conversion.

Neither the Preference Shares nor the Ordinary Shares will be available for issue (i) to, or to a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom, or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be issued in uncertificated form by the Guarantor through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the Bondholder elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST. Certificates for Ordinary Shares issued on conversion (if Ordinary Shares are in certificated form) will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month following the Conversion Date.

7.3 Automatic Conversion on Redemption

The Trust Deed provides that the Trustee may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date thirteen calendar days immediately prior to, and ending at the close of business on the London business day immediately prior to, the date fixed for redemption from time to time of any of the Bonds (including any redemption under Condition 8.1 or 8.2), elect by notice in writing to the Issuer to convert the aggregate principal amount of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised ("Unexercised Bonds") into Preference Shares on the applicable Conversion Date if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute in London appointed by the Trustee at the cost of the Guarantor that the net proceeds of an immediate sale of the Ordinary Shares arising on the exchange of such Preference Shares at the Exchange Price on the applicable Conversion Date (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by 5 per cent. or more the aggregate amount of principal and interest which would otherwise be payable on the date fixed for redemption in respect of such Unexercised Bonds.

Save as provided in Condition 7.4, no interest shall accrue from (and including) the Interest Payment Date immediately preceding the Conversion Date (or, if such date falls before the First Interest Payment Date, from (and including) the Issue Date) in respect of such Unexercised Bonds in respect of which the Trustee's conversion election as aforesaid shall have been made.

All of the Ordinary Shares issued on such conversion and exchange shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof and the exercise of its election under this Condition 7.3) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Bonds shall, if not in US dollars, be converted into US dollars in such manner and at such time and at such rates as the Trustee shall consider appropriate and shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Condition 9 and the Trust Deed. If the date fixed for redemption in respect of such

Unexercised Bonds falls during a period commencing on an Interest Payment Date and ending on the date falling seven calendar days after such Interest Payment Date (both dates inclusive) a sum equal to the interest payable on that Interest Payment Date in respect of such Unexercised Bonds and which has been paid to the holders thereof will be deducted from the net proceeds of sale payable to the relevant holder and shall be paid to the Issuer. The amount of such net proceeds of sale payable to a holder of Unexercised Bonds pursuant to this Condition 7.3 shall be treated for all purposes as the full amount due from the Issuer in respect of the Unexercised Bonds.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 7.3 or the timing of such exercise or, where relevant, in respect of any sale of Ordinary Shares or conversion of any amounts into US dollars, whether for the timing of any such sale or conversion or the price at which any such Ordinary Shares are sold or the rate at which any such amounts are converted into US dollars, or the inability to sell any such Ordinary Shares or make such conversion or otherwise.

7.4 Interest on Conversion

If any notice requiring the redemption of any Bonds is given pursuant to Condition 8.2 on or after the fifteenth London business day prior to a record date which has occurred since the last Interest Payment Date (or, in the case of the first Interest Period, since the Issue Date) (whether such notice is given before, on or after such record date) in respect of any dividend or distribution payable in respect of the Ordinary Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 calendar days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised or in respect of which the Trustee shall have exercised its rights of conversion pursuant to Condition 7.3 and in any such case in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date, in each case from (and including) the preceding Interest Payment Date (or, if such Conversion Date falls before the First Interest Payment Date, from (and including) the Issue Date) to (but excluding) such Conversion Date.

Any such interest shall be paid by the Issuer not later than 14 calendar days after the relevant Conversion Date by US dollar cheque drawn on, or by transfer to, a US dollar account maintained with a branch of a bank in New York City in accordance with instructions given by the relevant Bondholder or, in the case of the exercise of such rights by the Trustee, the Trustee.

7.5 Ordinary Shares

(i) The Guarantor undertakes that it will procure that Ordinary Shares allotted on exchange for the Preference Shares will be fully paid and will rank *pari passu* in all respects with the fully paid Ordinary Shares in issue on the Conversion Date, except that the Ordinary Shares so allotted will not rank for any dividend or other distribution declared, paid or made by reference to a record date prior to such Conversion Date.

(ii) Save as provided in Condition 7.4, no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds from (and including) the Interest Payment Date immediately preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the First Interest Payment Date, from (and including) the Issue Date).

7.6 Preference Shares

(i) Preference Shares allotted pursuant to these Conditions will be fully paid and will rank *pari passu* with all (if any) fully paid Preference Shares in issue on the Conversion Date.

(ii) Preference Shares will be allotted prior to the allotment of the Ordinary Shares for which they are exchangeable and will be allotted as of the relevant Conversion Date and will be allotted (1) to the holder of the Bond completing the relevant Conversion Notice, or (2) to the Trustee or as the Trustee may direct (in the case of an exercise by the Trustee of its rights pursuant to Condition 7.3).

8. Redemption and Purchase

8.1 Final Redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on the Final Maturity Date. The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with this Condition 8.

8.2 Redemption at the Option of the Issuer

On giving not less than 30 nor more than 90 calendar days' notice to the Trustee and the Bondholders in accordance with Condition 17, the Issuer:

(i) may, at any time on or after 14 August 2010, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption; or

(ii) may, at any time, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption, if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of the above, if on any dealing day in such 30 day period as mentioned above the Ordinary Shares shall have been quoted cum dividend then the middle market quotation on each dealing day on which the Ordinary Shares shall have been quoted "cum dividend" shall be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

A notice given by the Issuer under Condition 8.2 (a "Redemption Notice") shall specify (1) the date (the "Redemption Date") when the relevant redemption will take place, (2) the Exchange Price, (3) the closing price quoted for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange at the close of business and the aggregate principal amount of the Bonds outstanding, in each case as at the latest practicable date prior to the publication of the Redemption Notice, and (4) the last day on which Conversion Rights may be exercised by Bondholders.

8.3 Purchase

Subject to the requirements (if any) of the London Stock Exchange and the UK Listing Authority and any other stock exchange on which the Bonds may be listed at the relevant time, the Issuer or the Guarantor or any Subsidiary of the Issuer or the Guarantor or any holding company of the Issuer or the Guarantor (within the meaning of Section 736 of the Companies Act 1985 of Great Britain) may at any time purchase Bonds in the open market or otherwise at any price and such Bonds may be retained for the account of the relevant purchaser or resold or otherwise dealt with at its discretion. Any purchase by tender shall be made available to all Bondholders alike. The Bonds so purchased, while held by or on behalf of the Issuer, the Guarantor or any such Subsidiary or holding company, shall not entitle the holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders or for the purposes of Conditions 10, 14 and 19.

8.4 Cancellation

All Bonds redeemed or converted will be cancelled forthwith and will not be reissued or resold. All Bonds purchased by or on behalf of the Issuer or the Guarantor or any Subsidiary of the Issuer or the Guarantor or any holding company of the Issuer or the Guarantor (as aforesaid) may be surrendered for cancellation, by surrendering each such Bond to the Principal Paying, Transfer, Conversion and Exchange Agent and, if so surrendered, shall be cancelled forthwith (and may not be reissued or resold) and the obligations of the Issuer and the Guarantor in respect of any such Bonds shall be discharged.

8.5 Multiple Notices

If more than one notice of redemption is given pursuant to this Condition 8, the first of such notices to be given shall prevail.

9. Payments

9.1 Principal

Payments of principal or the net proceeds of any sale of Ordinary Shares pursuant to Condition 7.3 or accrued interest payable on a redemption of the Bonds pursuant to Condition 8.2 or on a repayment of the Bonds pursuant to Condition 10 other than on an Interest Payment Date will be made to the persons shown on the Register at close of business London time on the Record Date and subject to surrender of the Bonds at the specified office of the Registrar or any of the Paying, Transfer, Conversion and Exchange Agents.

9.2 Interest and other Amounts

(i) Payments of interest due on an Interest Payment Date will be made to the persons shown in the Register at close of business London time on the Record Date.

(ii) Payments of all amounts other than as provided in Condition 9.1 and 9.2 will be made as provided in these Conditions.

9.3 Record Date

"Record Date" means the seventh London business day before the due date for the relevant payment.

9.4 Payments

Each payment in respect of the Bonds pursuant to Condition 9.1 and 9.2 will be made by United States dollar cheque drawn on a branch of a bank in New York City mailed to the holder of the relevant Bond at his address appearing in the Register. However, upon application by the holder to the specified office of the Registrar or any Paying, Transfer, Conversion and Exchange Agent not less than 15 calendar days before the due date for any payment in respect of a Bond, such payment may be made by transfer to a United States dollar account maintained by the payee with a bank in New York City.

Where payment is to be made by cheque, the cheque will be mailed, on the Payment business day (as defined below) preceding the due date for payment or, in the case of payments referred to in Condition 9.1, if later, on the Payment business day (as defined below) on which the relevant Bond is surrendered as specified in Condition 9.1 (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder).

9.5 Payments subject to fiscal laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

9.6 Paying, Transfer, Conversion and Exchange Agents

The initial Paying, Transfer, Conversion and Exchange Agents and the Registrar and their initial specified offices are listed below. The Issuer and the Guarantor reserve the right at any time with the approval of the Trustee to vary or terminate the appointment of any Paying, Transfer, Conversion and Exchange Agent or the Registrar and appoint additional or other Paying, Transfer, Conversion and Exchange Agents or another Registrar, provided that they will maintain (i) a Principal Paying, Transfer, Conversion and Exchange Agent, (ii) Paying, Transfer, Conversion and Exchange Agents having a specified office in London (so long as the Bonds are admitted to the Official List of the Financing Services Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange), and (iii) maintain a Registrar with a specified office outside the United Kingdom. Notice of any change in the Paying, Transfer, Conversion and Exchange Agents or Registrar or their specified offices will promptly be given to the Bondholders.

9.7 Delay in payment

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amounts due (i) as a result of the due date not being a Payment business day (as defined below), (ii) if the Bondholder is late in surrendering the relevant Bond, or (iii) if a cheque mailed in accordance with this Condition arrives after the due date for payment.

9.8 Payment Business Days

In this Condition, "Payment business day" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in New York City and London and, in the case of surrender of a Bond, in the place of the specified office of the Registrar or relevant Paying, Transfer, Conversion and Exchange Agent, to whom the relevant Bond is surrendered.

10. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall, subject in each case to being indemnified and/or secured to its satisfaction, (but, in the case of the happening of any of the events mentioned in subparagraphs (b) to (h) (other than (d)) and (j) inclusive, only if the Trustee shall have certified in writing to the Issuer and the Guarantor that such event is, in its opinion, materially prejudicial to the interests of the Bondholders), give notice in writing to the Issuer and the Guarantor that the Bonds are, and they shall accordingly thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest, if applicable (as provided in the Trust Deed) if any of the following events (each an "Event of Default") shall have occurred and be continuing:

(a) if default is made for a period of 14 calendar days or more in the payment of any interest due in respect of the Bonds or any of them; or

(b) if the Issuer or the Guarantor fails to perform or observe any of its other obligations expressed to be binding upon it, notwithstanding that the same shall not be so binding by virtue of any rule of law or otherwise, under the Bonds or the Trust Deed and (except where the Trustee shall have certified to the Issuer and the Guarantor in writing that it considers such failure to be incapable of remedy in which case no such notice or continuation as is hereinafter mentioned will be required) such failure continues for the period of 30 calendar days (or such longer period as the Trustee may in its absolute discretion permit) next following the service by the Trustee of notice on the Issuer or, as the case may be, the Guarantor requiring the same to be remedied; or

(c) if (i) any indebtedness for borrowed money of the Issuer, the Guarantor or any Material Subsidiary becomes due and repayable prior to its stated maturity by reason of an event of default except where the Issuer, the Guarantor or any Material Subsidiary, as the case may be, is contesting such event of default in good faith and by appropriate action, or (ii) any such indebtedness for borrowed money is not paid when due or, as the case may be, within any originally applicable grace period except where the Issuer, the Guarantor or any Material Subsidiary, as the case may be, is contesting its liability in good faith by appropriate action, or (iii) the Issuer, the Guarantor or any Material Subsidiary fails to pay when due (or, as the case may be, within any originally applicable grace period) any amount payable by it under any present or future guarantee for, or indemnity in respect of, any indebtedness for borrowed money except where the Issuer, the Guarantor or any Material Subsidiary, as the case may be, is contesting its liability under such guarantee or indemnity in good faith and by appropriate action, or (iv) any Security Interest given by the Issuer, the Guarantor or any Material Subsidiary for any indebtedness for borrowed money of any other person becomes enforceable by reason of a default, event of default or other similar event in relation thereto and the holder thereof shall have commenced proceedings or appointed a receiver, manager or similar officer to take steps to enforce the same except where the Issuer, the Guarantor or such Material Subsidiary, as the case may be, is contesting such default, event of default or other similar event, as the case may be, in good faith and by appropriate action, provided that no event described in this Condition 10(c) shall constitute an Event of Default unless the aggregate amount of the relevant indebtedness for borrowed money or any such guarantee

or indemnity as aforesaid in respect of which any one or more of the events mentioned above in this Condition 10(c) has or have occurred equals or exceeds US$50,000,000 or its equivalent in other currencies (as determined by the Trustee); or

(d) if any order shall be made by any competent court or any resolution shall be passed for the winding up or dissolution of the Issuer or the Guarantor, save for the purpose of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement on terms previously approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of the Bondholders) or by an Extraordinary Resolution of the Bondholders; or

(e) if any order shall be made by any competent court or any resolution shall be passed for the winding up or dissolution of a Material Subsidiary, save for the purposes of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement either (i) not involving or arising out of the insolvency of such Material Subsidiary and under which all the surplus assets of such Material Subsidiary are transferred to the Issuer, the Guarantor or any of the Guarantor's other Subsidiaries, or (ii) on terms previously approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of Bondholders) or by an Extraordinary Resolution of the Bondholders; or

(f) if the Guarantor or any Material Subsidiary shall cease to carry on the whole or substantially the whole of its business, except (i) in each case for the purpose of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement either (A) on terms previously approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of Bondholders) or by an Extraordinary Resolution of the Bondholders, or (B) in the case of a Material Subsidiary not involving or arising out of the insolvency of such Material Subsidiary and under which all or substantially all of its assets are transferred to another member or members of the Group or to a transferee or transferees which immediately upon such transfer become(s), a member or members of the Group, or (ii) as a result of any disposal of assets by a Material Subsidiary either (1) to any other Subsidiary of the Guarantor or the Guarantor, or (2) to any other person on arm's length terms; or

(g) if the Issuer, the Guarantor or any Material Subsidiary shall suspend or announce its intention to suspend payment of its debts generally or shall be declared or adjudicated by a competent court to be unable, or shall admit in writing its inability, to pay its debts generally (within the meaning of Section 123(1) or (2) of the Insolvency Act 1986 other than Section 123(1)(a)) as they fall due, or shall be adjudicated or found insolvent by a competent court or shall enter into any composition or other similar arrangement with its creditors generally under Section 1 of the Insolvency Act 1986; or

(h) if a receiver, administrative receiver, administrator or other similar official shall be appointed in relation to the Issuer, the Guarantor or any Material Subsidiary or, as the case may be, in relation to the whole or substantially the whole of the undertaking or assets of any of them or a distress, execution or other process shall be levied or enforced upon or sued out against, or any encumbrancer shall take possession of, the whole or substantially the whole of the assets of any of them and in any of the foregoing cases (other than the appointment of an administrator) it or he shall not be paid out or discharged within 60 calendar days (or such longer period as the Trustee may in its absolute discretion permit) or, following such 60 calendar day period, the appointment is not being contested in good faith and by appropriate action; or

(i) the Bond Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect; or

(j) any event occurs (i) under the laws of Aruba, in the case of the Issuer, or (ii) under the laws of England, in the case of the Guarantor, or (iii) under the laws of its country of incorporation, in the case of a Material Subsidiary, which has an analogous effect to any of the events referred to in sub-paragraphs (d), (e), (g) or (h) in this Condition 10.

11. Taxation

All payments in respect of the Bonds and the Bond Guarantee will be made without withholding of or deduction for taxation unless such withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts in respect of any such withholding or deduction.

12. Undertakings

12.1 Deed Poll

Whilst any Bond remains outstanding, the Guarantor will, save with the approval of an Extraordinary Resolution of the Bondholders or the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval or, in the case of an amendment to the Deed Poll, unless the amendment is agreed by the Trustee as provided in Condition 14, perform all of its obligations under, and not make any amendment to, the Deed Poll.

12.2 Undertakings of the Guarantor

Whilst any Bond remains outstanding, the Guarantor will and the Deed Poll provides that while any Share Exchange Call remains to be satisfied the Guarantor will, save with the approval of the Bondholders by an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i) at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable the obligation of the Issuer to procure that Preference Shares be exchanged for Ordinary Shares pursuant to the making of a Share Exchange Call and all rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full and to take all actions necessary to effect the issue and allotment of Ordinary Shares at the times and in the manner set out in the Articles of the Issuer and the Issuer Board Resolution;

(ii) not, other than in circumstances constituting an Excluded Relevant Event, issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (1) by the issue of fully paid Ordinary Shares to the Shareholders and other holders of shares in the capital of the Guarantor, if any, which by their terms entitle the holders thereof to receive Ordinary Shares on a capitalisation of profits or reserves, or (2) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend, or (3) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Guarantor, if any, which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves, unless in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price in accordance with the terms of the Issuer Board Resolution;

(iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights, provided that nothing in this Condition 12.2(iii) shall prevent (1) the issue of any equity share capital to employees (including directors holding executive office) whether of the Guarantor or any of its Subsidiaries or any of the Guarantor's associated companies by virtue of their office or employment pursuant to any scheme or plan approved by the Guarantor in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved, or (2) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa, or (3) any modification of such rights which is determined by an Independent Financial Adviser not to be, materially prejudicial to the interests of the holders of the Bonds, or

(4) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 of Great Britain or any other provision of that or any other legislation), the conversion of Ordinary Shares into, or the issue of any Ordinary Shares in, uncertificated form (or the conversion of Ordinary Shares in uncertificated form into certificated form) or the amendment of the Articles of Association of the Guarantor to enable title to securities of the Guarantor (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other alteration to the Articles of Association of the Guarantor made in connection with the matters described in this Condition 12 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures), or (5) any issue of equity share capital where the issue of such equity share capital results or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect or that the consideration per Ordinary Share receivable therefor (as described in the Articles of the Issuer and/or the Issuer Board Resolution) is at least 95 per cent. of the Current Market Price per Ordinary Share, otherwise result in an adjustment of the Exchange Price, or (6) any issue of equity share capital or modification of rights attaching to the Ordinary Shares where prior thereto the Guarantor shall at its own expense and acting reasonably have requested a firm of accountants or an independent investment bank in London of international repute (acting in either case as experts) in each case selected by it and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) to determine what (if any) adjustments should be made to the Exchange Price as being fair and reasonable to take account thereof and such firm of accountants or investment bank shall have determined in accordance with the Articles of the Issuer and the Issuer Board Resolution either that no adjustment is required or that an adjustment resulting in a reduction of the Exchange Price is required and, if so, the new Exchange Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

(iv) procure that no securities (whether issued by the Guarantor or any of its Subsidiaries or procured by the Guarantor or any of its Subsidiaries to be issued) issued without rights to convert into, or exchange or subscribe for, Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Ordinary Shares would (but for the provisions of the Articles of the Issuer and the Issuer Board Resolution) have to be issued at a discount to their nominal value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

(vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except (1) pursuant to the terms of issue of the relevant share capital, or (2) by means of a purchase or redemption of share capital of the Guarantor to the extent permitted by applicable law or which would not constitute a capital distribution as permitted by Section 130(2) of the Companies Act 1985 of Great Britain, or (3) a reduction of the share premium account to facilitate the writing off of goodwill arising on consolidation which requires the confirmation of the High Court of Justice in England and Wales (the "High Court") and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Guarantor and in respect of which the Guarantor shall

have tendered to the High Court such undertaking as it may require prohibiting, so long as any of the Bonds remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Guarantor as a result of such reduction, or (4) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Companies Act 1985 of Great Britain, or (5) solely in relation to a change in the currency in which the nominal value of the Ordinary Shares is expressed, or (6) by way of transfer of reserves as permitted under applicable laws and/or (7) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, result in) an adjustment to the Exchange Price;

(vii) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985 of Great Britain, or any modification or re-enactment thereof)), to acquire all or a majority of the issued ordinary share capital of the Guarantor, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying, Transfer, Conversion and Exchange Agents and the Registrar and, where such an offer or scheme has been recommended by the Board of Directors of the Guarantor, or where such an offer has become or been declared unconditional in all respects, other than in circumstances constituting an Excluded Relevant Event, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds;

(viii) use all reasonable endeavours to ensure that the Ordinary Shares issued upon exchange of any Preference Shares will be admitted to the Relevant Stock Exchange and SWX Swiss Exchange and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in; and

(ix) directly or indirectly, be the beneficial owner of all of the ordinary share capital of the Issuer.

For the above purposes in relation to the Guarantor "ordinary share capital" has the meaning ascribed to it in Section 832 of the Income and Corporation Taxes Act 1988 and "equity share capital" has the meaning ascribed to it in Section 744 of the Companies Act 1985 of Great Britain.

12.3 Undertakings of the Issuer and the Guarantor

Whilst any Bond remains outstanding, the Issuer will, and the Guarantor will procure that the Issuer will, save with the approval of an Extraordinary Resolution of the Bondholders or with the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i) comply with its obligations under the Articles of the Issuer and the Issuer Board Resolution and not make any amendment to the Articles of the Issuer or the Issuer Board Resolution which would vary, abrogate or modify the rights appertaining to the Preference Shares;

(ii) keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Preference Shares as would enable all the unexercised Conversion Rights and any other rights of conversion into, subscription for and exchange into Preference Shares to be satisfied in full;

(iii) not issue any other share capital with rights which are more favourable than the rights attaching to the Preference Shares as respects dividends or payment of the Paid-up Value thereof or on a return of capital or otherwise; and

(iv) not alter the nominal value of the Preference Shares (whether by consolidation, subdivision or otherwise),

provided that the creation or issue of any class of share capital ranking junior to or pari passu with the Preference Shares as respects rights to dividends and to payment of the Paid-up Value thereof on a return of capital or otherwise shall be deemed not to be a variation, abrogation or modification of the rights appertaining to the Preference Shares.

13. Prescription

Claims for the payment of principal, interest and other sums payable in respect of Bonds will become void unless made within ten years (in the case of principal) and five years (in the case of interest), from the Relevant Date (as defined in Condition 22).

14. Meetings of Bondholders, Modification, Waiver and Substitution

14.1 Meetings

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests including the modification by Extraordinary Resolution of the Bondholders of these Conditions or other provisions of the Trust Deed, the Deed Poll, the Articles of the Issuer or the Issuer Board Resolution (in the case of the Articles of the Issuer and the Issuer Board Resolution which would vary, abrogate or modify the rights appertaining to the Preference Shares). The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, except that at any meeting the business of which includes the modification of certain of these Conditions, or certain provisions of the Trust Deed, the Deed Poll, the Articles of the Issuer or the Issuer Board Resolution (including, inter alia, those relating to status, conversion and exchange terms and the currency, amount (but not to increase such amount) and the due date of payment of redemption moneys and interest or other amount in respect of the Bonds), the quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting.

14.2 Modification and Waiver

The Trustee may agree, without the consent of the Bondholders, to (i) any modification to these Conditions or to the provisions of the Trust Deed, the Articles of the Issuer or the Issuer Board Resolution (in the case of the Articles of the Issuer and the Issuer Board Resolution which would vary, abrogate or modify the rights appertaining to the Preference Shares) or the Deed Poll which in its opinion is of a formal, minor or technical nature or to correct a manifest error or an error which is, in the opinion of the Trustee, proven, or (ii) any other modification which in its opinion is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed, the Deed Poll, the Articles of the Issuer or the Issuer Board Resolution or of the Conditions of the Bonds which in its opinion is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders that an Event of Default which in its opinion is not materially prejudicial to the interests of Bondholders should be treated as such. For the avoidance of doubt, the consent of the Trustee or the Bondholders is not required for an alteration or modification of the Articles of the Issuer or the Issuer Board Resolution in respect of the rights appertaining to the Class A or Class B shares, provided that any such alteration or modification does not, or does not have the effect of, varying, abrogating or modifying the rights appertaining to the Preference Shares. As used above, "Class A shares" or "Class B shares" has the meaning provided for in the Articles of the Issuer.

14.3 Substitution of the Issuer

The Trust Deed contains provisions permitting the Trustee (if it is satisfied that to do so would not be materially prejudicial to the interests of Bondholders) to agree, if requested by the Issuer and subject to such amendment of the Trust Deed and the Deed Poll and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of any other

company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds and as party to the Agency Agreement, subject to the Bonds remaining unconditionally and irrevocably guaranteed by the Guarantor as provided in these Conditions and the Trust Deed and being convertible mutatis mutandis as provided in these Conditions into preference shares in the substituted company with like rights mutatis mutandis to the preference shares and to such preference shares being immediately exchangeable for Ordinary Shares mutatis mutandis as provided in the Articles of the Issuer and the Issuer Board Resolution and to the obligations of the Guarantor under the Deed Poll applying mutatis mutandis to such preference shares.

14.4 Notice to Bondholders

Any such modification, waiver, authorisation or substitution shall be binding on all Bondholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Bondholders in accordance with Condition 17 as soon as practicable thereafter.

14.5 Exercise of Powers etc.

In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer, the Guarantor or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders.

15. Replacement of the Bonds

If any Bond, is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Principal Paying, Transfer, Conversion and Exchange Agent or the Registrar (or any other place of which notice shall have been given in accordance with Condition 17) upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bonds, must be surrendered before any replacements will be issued.

16. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking any action unless indemnified and/or secured to its satisfaction. The Trustee is entitled to enter into business transactions with the Guarantor, the Issuer or any of their respective Subsidiaries without accounting for any profit resulting therefrom. The Trustee is trustee for the Bonds only and not for the holders of the Preference Shares or Ordinary Shares and as such shall not at any time be responsible for the value, sufficiency or validity of any of the Preference Shares or Ordinary Shares, delivery of the same by the Issuer or the Guarantor, or the Exchange Price. The Trustee shall not be obliged to exercise any voting rights or any other related rights in respect of the Preference Shares or the Ordinary Shares issued pursuant to these Conditions.

The Trustee may rely without liability to Bondholders on a report, confirmation or certificate of any accountants, financial advisers or investment bank, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee shall be obliged to accept and entitled to rely on any such report, confirmation or certificate where the Issuer or the Guarantor procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be binding on the Issuer, the Guarantor, the Trustee and the Bondholders in the absence of manifest error or error which is, in the opinion of the Trustee, proven.

17. Notices

Notices to Bondholders will be valid if published in a leading newspaper having general circulation in the United Kingdom (expected to be the *Financial Times* or such other publication as the Trustee shall approve). Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

Where the Bonds are represented by the Global Bond and the Global Bond is held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to that clearing system for communication by it to entitled Accountholders in substitution for publication in a leading newspaper.

Accountholder means a person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear, and Euroclear, if Euroclear shall be an accountholder of Clearstream, Luxembourg) as the holder of a particular principal amount of Bonds and in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Bonds standing to the account of any person shall be conclusive and binding for all purposes.

18. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Bondholders to create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the Bonds (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) or upon such terms as to interest, conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

19. Enforcement

At any time after the Bonds become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer and/or the Guarantor as it may think fit to enforce the terms of the Trust Deed and the Bonds, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Bondholders holding at least one-quarter in principal amount of the Bonds outstanding, and (b) it shall have been indemnified and/or secured to its satisfaction. No Bondholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

20. Governing Law and Jurisdiction

20.1 Governing Law

The Trust Deed, the Bonds and the Deed Poll are governed by, and shall be construed in accordance with, the laws of England.

20.2 Jurisdiction

The courts of England are to have jurisdiction to settle any disputes that may arise out of, or in connection with, the Bonds and accordingly any legal action or proceedings arising out of, or in connection with, any Bonds ("Proceedings") may be brought in such courts. The Issuer and the Guarantor have in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

20.3 Service of Process

The Issuer, in accordance with the Trust Deed, will appoint the Guarantor's London office, whose address is 4th Floor Panton House, 25/27 Haymarket, London SW1Y 4EN to act as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.

21. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

22. Definitions

In these Conditions:

"Authorised Denominations" means US$100,000 and higher integral multiples of US$1,000 thereof;

"Bondholder" and "holder" mean the holder of any Bond;

"Bond Guarantee" has the meaning ascribed to it in Condition 2.2;

"Bonds" means the US$375,000,000 4.00 per cent. Guaranteed Convertible Bonds due 2017, and such expression shall include, unless the context otherwise requires, any further bonds issued pursuant to Condition 18 and forming a single series with the Bonds;

"Clearstream, Luxembourg" means Clearstream Banking, société anonyme;

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the simple average of the bid and offer quotations published by or derived from, the Relevant Stock Exchange for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:

(a) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

(b) if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount,

and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

"dealing day" means a day on which the Relevant Stock Exchange is open for business and shares may be dealt in on the Relevant Stock Exchange;

"Euroclear" means Euroclear Bank S.A./N.A.;

"Excluded Relevant Event" means an offer made to all (or as nearly as may be practicable all) Shareholders or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985 of Great Britain, or any modification or re-enactment thereof), to acquire the whole or any part of the issued ordinary share capital of the Guarantor or a scheme with regard to such acquisition which:

(a) upon full implementation would result in the Guarantor being a wholly-owned Subsidiary of a body corporate more than 50 per cent. of the share capital having the right ordinarily to vote on a poll at a general meeting of which would be held by persons who received such share capital pursuant to the scheme or offer in their capacity as Shareholders; and

(b) incorporates or is accompanied by arrangements pursuant to which each Bondholder is given a reasonable opportunity to exchange the Bonds held by such Bondholder for bonds to be issued by such new holding company convertible into shares of such new holding company on terms determined by an independent investment bank of international repute in London selected by the Guarantor and approved in writing by the Trustee to be such that the Bondholders are not disadvantaged in comparison with the holders of the ordinary share capital of the Guarantor;

"Final Maturity Date" means 14 August 2017;

"Group" means the Guarantor and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly;

"Guarantor" means Xstrata plc;

"indebtedness for borrowed money" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of money borrowed or any notes, bonds, debentures, debenture stock, loan stock or other securities excluding Project Finance Indebtedness;

"Independent Financial Adviser" means an investment bank, bank or financial adviser of international repute appointed by the Guarantor for the relevant purpose and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of the Bondholders) and acting as an expert or, if the Guarantor shall not have appointed such an adviser within 21 calendar days after becoming aware of the need for such appointment hereunder and the Trustee is indemnified and/or secured to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Trustee following notification to the Guarantor;

"Interest Payment Date" has the meaning ascribed to it in Condition 6.1;

"Interest Period" has the meaning ascribed to it in Condition 6.1;

"Issue Date" means the date of initial issue of the Bonds;

"Issuer" means Xstrata Capital Corporation A.V.V.;

"Issuer Board Resolution" means the resolution of the Managing Director of the Issuer containing the terms of, and rights attaching to, the Preference Shares passed on 6 October 2006;

"London business day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange banks are open for business in London;

"London Stock Exchange" means London Stock Exchange plc;

"Material Subsidiary" at any time shall mean any Subsidiary of the Guarantor:

(a) whose turnover (consolidated in the case of a Subsidiary which itself has Subsidiaries but excluding intra-Group items) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) at any time equals or exceeds 10 per cent. of the consolidated turnover or, as the case may be, consolidated total assets, of the Guarantor, all as calculated respectively by reference to the then most recent audited consolidated financial statements of the Guarantor and the then most recent annual financial statements (consolidated or, as the case may be, unconsolidated) of the relevant Subsidiary; or

(b) to which is transferred all or substantially all of the business, undertaking and assets of a Subsidiary of the Guarantor which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee shall become a Material Subsidiary, provided that the transferee Subsidiary shall cease to be a Material Subsidiary under the provisions of this sub-paragraph (ii) (but without prejudice to the provisions of sub-paragraph (i) above), upon publication of its next audited financial statements,

provided that any Subsidiary whose only or principal business is that of a holding company (within the meaning of Section 736 of the Companies Act 1985 of Great Britain) shall not be a Material Subsidiary for the purposes of this definition.

A report by two Directors of the Guarantor that, in their opinion, a Subsidiary of the Guarantor is or is not or was or was not at any particular time or throughout any specified period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Trustee and the Bondholders;

"Ordinary Shares" means ordinary shares of the Guarantor, having on the Issue Date a nominal value of US$0.50 each;

"Non-Material Subsidiary" means any Subsidiary of the Guarantor other than a Material Subsidiary;

"Project Finance Indebtedness" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of money borrowed or any notes, bonds, debentures, debenture stock or other securities (for the purposes of this definition "Indebtedness") to finance the ownership, acquisition, development and/or operation of projects, assets or installations (including, without limitation, (1) the discovery, mining, extraction, transportation or development (in each case whether directly or indirectly) of metals or minerals, or (2) the development or operation of processing facilities (in each case whether directly or indirectly) related to natural resources including, without limitation, metals smelting, processing and refining) in respect of which the person or persons to whom any such Indebtedness is or may be owed by (in this definition the "Lender") the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than a Non-Material Subsidiary) for the repayment thereof other than:

(a) recourse to such borrower for amounts limited to the present and future cash flow or net cash flow from such projects, assets or installations; and/or

(b) recourse to the proceeds of enforcement of any mortgage, charge, lien, pledge or other security interest (for the purposes of this definition an "Encumbrance") given by such borrower over such projects, assets or installations or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such Indebtedness, provided that (A) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (B) such Lender is not entitled, by virtue of any right or claim arising out of or in connection with such Indebtedness, to commence proceedings for the winding-up or dissolution of such borrower or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of such borrower or any of its projects, assets or installations (save for the projects, assets or installations the subject of such Encumbrance); and/or

(c) recourse to such borrower generally, or directly or indirectly to a member of the Group, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another person or an indemnity in respect thereof or an obligation to comply or to procure compliance by another person with any financial ratios or other tests of financial condition) by the person against whom such recourse is available;

"Relevant Date" means whichever is the later of (i) the date on which such payment first becomes due, and (ii) if the full amount payable has not been received in New York City by the Principal Paying, Transfer, Conversion and Exchange Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders;

"Relevant Indebtedness" means (i) any present or future indebtedness (whether being principal, premium, interest or other amounts) in the form of, or represented or evidenced by, notes, bonds, debentures, debenture stock, loan stock or other securities with an original maturity of more than one year which are, with the consent of the Issuer or, as the case may be, the Guarantor, for the time being quoted, listed or ordinarily traded on any stock exchange or recognised over-the-counter or other securities market, and (ii) any guarantee or indemnity in respect of any such indebtedness, excluding Project Finance Indebtedness;

"Relevant Stock Exchange" means at any time, in respect of the Ordinary Shares, the Official List of the UK Listing Authority and/or, as the context requires, the market for listed securities of the

London Stock Exchange or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in;

"Security Interest" means any mortgage, charge, lien (other than a lien arising by operation of law), pledge or other security interest excluding any mortgage, charge, lien, pledge, or other security interest given or assumed in relation to Project Finance Indebtedness;

"Share Exchange Call" shall have the meaning given to it in the Issuer Board Resolution;

"Shareholders" means the holders at any given time of Ordinary Shares;

"Subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985 of Great Britain;

"Subsidiary Undertaking" shall have the meaning given to it by Section 258 of the Companies Act 1985 of Great Britain (but, in relation to the Guarantor, shall exclude any undertaking (as defined in the Companies Act 1985 of Great Britain) whose accounts are not included in the then latest published audited consolidated accounts of the Guarantor, or (in the case of an undertaking which has first become a Subsidiary Undertaking of a member of the Group since the date as at which any such audited accounts were prepared) would not have been so included or consolidated if it had become so on or before that date);

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority under the United Kingdom Financial Services and Markets Act 2000; and

For the purposes of Conditions 7 and 12 only, (a) references to the "issue" of Ordinary Shares shall include the transfer and/or delivery of Ordinary Shares by the Guarantor or any of its Subsidiaries, whether newly issued and allotted or previously existing, and (b) Ordinary Shares held by the Guarantor or any of its Subsidiaries shall not be considered as or treated as "in issue".

PART VII — SUMMARY OF PROVISIONS RELATING TO THE BONDS IN GLOBAL FORM

The Global Bond contains provisions which apply to the Bonds while they are in global form, some of which will modify the effect of the terms and conditions of the Bonds. The following is a summary of certain of those provisions.

Exchange

The Global Bond is exchangeable in whole but not in part (free of charge to the holder) for definitive registered Bonds (1) if the Global Bond is held on behalf of Euroclear or Clearstream, Luxembourg or any Alternative Clearing System (each as defined under "Notices" below) and any such clearing system is closed for business for a continuous period of 14 days of more (other than by reason of legal holidays) or announces an intention permanently to cease business or does in fact do so by such holder giving notice to the Principal Paying, Transfer, Conversion and Exchange Agent, or (2) the Trustee gives written notice to the Issuer and the Guarantor pursuant to Condition 10 that the Bonds are due and payable.

Definitive bonds issued in exchange for beneficial interests in the Global Bond will by not later than the Global Exchange Date be issued to and delivered to such persons or registered in such name or names as the case may be, as the holder of the Global Bond shall instruct the Registrar and/or Principal Paying Transfer Conversion and Exchange Agent.

"Global Exchange Date" means a day falling not less than 30 days after that on which the notice requiring exchange is given (as specified in such notice) and on which banks are open for business in the city in which the specified office of the Registrar is located and except in the case of exchange pursuant to (1) above, in the cities in which Euroclear and Clearstream, Luxembourg or, if relevant, the Alternative Clearing System are located.

Except as otherwise described herein, each Global Bond is subject to the Conditions and the Trust Deed and, until it is exchanged for definitive registered Bonds, its holder shall be entitled to the same benefits as if it were the holder of the definitive registered Bonds for which it may be exchanged and as if such definitive registered Bonds had been issued on the date of the Global Bond.

Payments

Payments of amounts falling due in respect of a Global Bond will be made against presentation for endorsement and, if no further payment falls to be made on it, surrender of the Global Bond to or to the order of the Principal Paying, Transfer, Conversion and Exchange Agent or such other Paying, Transfer, Conversion and Exchange Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Global Bond, which endorsement will be prima facie evidence that such payment has been made.

Notices

So long as the Global Bond is held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg") or such other clearing system as shall have been approved by the Trustee (the "Alternative Clearing System"), notices required to be given to Bondholders may be given by their being delivered to Euroclear and Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System, rather than by notification as required by the Conditions in which case such notices shall be deemed to have been given to Bondholders on the date of delivery to Euroclear and Clearstream Luxembourg or, as the case may be, the Alternative Clearing System.

Prescription

Claims in respect of principal, interest and other amounts payable in respect of the Global Bond will become void unless it is presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest or any other amounts) from the appropriate Relevant Date (as defined in Condition 22).

Meetings

The holder of the Global Bond shall be treated as one person for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$1,000 principal amount of Bonds for which the Global Bond may be exchanged.

Purchase and cancellation

Cancellation of any Bond represented by the Global Bond which is required by the Conditions to be cancelled will be effected by reduction in the principal amount of the Global Bond on its presentation to or to the order of the Principal Paying, Transfer, Conversion and Exchange Agent.

Conversion

For so long as the Global Bond is held on behalf of any one or more of Euroclear, Clearstream, Luxembourg or the Alternative Clearing System, Conversion Rights (as defined in the Conditions) may be exercised at any time during the Conversion Period by the presentation to or to the order of the Principal Paying, Transfer, Conversion and Exchange Agent of a Global Bond for appropriate notation, together with one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest.

PART VIII — USE OF PROCEEDS

Following the publication of these Listing Particulars, it is intended that each Bond will be issued to Trilon International Inc., (a subsidiary of Brookfield) in consideration for the cancellation of the US$375,000,000 4.00%, Guaranteed Convertible Debenture due 2017 issued by the Issuer on 6 September 2005, the waiver of all rights Trilon International Inc. has under such Debenture and the Debenture Deed Poll, and the release of the Issuer and the Guarantor from each of their respective obligations under such Debenture and the Debenture Deed Poll.

PART IX — XSTRATA CAPITAL CORPORATION A.V.V.

History and business

Xstrata Capital Corporation A.V.V., the Issuer, was incorporated as a private company of unlimited duration and with limited liability in Aruba under the Commercial Code of Aruba, as amended, with registered number 13174.0, on 3 April 1992.

The Issuer has no subsidiaries. The Issuer's powers include the lending of monies, the issue of shares, the borrowing of monies and the issue of debt securities. These powers are defined by the articles of the Issuer, which state that the Issuer shall not operate, either inside or outside Aruba, as a credit institution or credit union within the meaning set out in the State Ordinance Supervision Credit System.

The Issuer was incorporated, among other things, to facilitate the financing activities of the Enlarged Xstrata Group. The objects of the Issuer as set out in the articles of the Issuer are, *inter alia*, to invest its assets in all forms of securities and to act as a finance company and to finance, directly or indirectly, or to act as intermediary in respect of, or otherwise to facilitate, the financing activities of the companies belonging to the Enlarged Xstrata Group.

As at the date of these Listing Particulars, the issued capital of the Issuer consists of:

(a) 15,020 Class A shares;

(b) 51 Class B shares

(c) 385,581 Series 1 Preference Shares issued in connection with the 2010 Convertible Bonds; and

(d) 1,327,346 Series 3 Preference Shares issued in connection with the Former Xstrata Group's purchase in August and September 2005 of 73,665,996 Falconbridge Shares.

By an Issuer board resolution, the Issuer also resolved to allot Series 2 Preference Shares in connection with the 2017 Convertible Debenture. No Series 2 Preference Shares have been issued as at the date of these Listing Particulars.

The Issuer is a subsidiary of the Guarantor. Xstrata (Schweiz) AG, a wholly-owned subsidiary of the Guarantor, is the holder of 9,020 Class A shares. Of the 9,020 Class A shares held by Xstrata (Schweiz) AG, only 49 Class A shares carry voting rights. The Guarantor is the holder of 6,000 Class A shares. Of the 6,000 Class A shares held by the Guarantor, none carry voting rights. The Guarantor is the holder of 51 Class B shares. All 51 Class B shares carry voting rights and enable the Guarantor to exercise voting control over the Issuer at all times. The Guarantor is the holder of 385,581 Series 1 Preference Shares. Xstrata (Schweiz) AG is the holder of 796,408 (60 per cent.) of the issued Series 3 Preference Shares and the Guarantor is the holder of 530,938 (40 per cent.) of the issued Series 3 Preference Shares.

It is envisaged that shortly after the date of these Listing Particulars all of the 385,581 Series 1 Preference Shares and all of the 1,327,346 Series 3 Preference Shares in issue will be redeemed by the Issuer. The proceeds of the redemption will be applied on behalf of Xstrata (Schweiz) AG and the Guarantor, in the case of the Series 3 Preference Shares, and on behalf of the Guarantor, in the case of the Series 1 Preference Shares, in subscription for new Class A shares (none carrying voting rights) to be issued by the Issuer. It is envisaged that shortly after the date of these Listing Particulars, the authorised Class A share capital of the Issuer will be increased by means of an amendment of the articles of association of the Issuer to provide for these further issues of Class A shares.

The Issuer's registered office is located at 62 Lloyd G. Smith Boulevard Oranjestad, Aruba telephone +297 588 5888.

The registered agent of the Issuer is IMC International Management & Trust Company N.V.

Director and proxy holder

The director and proxy holder of the Issuer and their respective business addresses are as follows:

Name	Business Address	Function
Marc C. Ingwersen	62 Lloyd G. Smith Boulevard Oranjestad, Aruba	Managing Director
Cecilia J. Lieuw	62 Lloyd G. Smith Boulevard Oranjestad, Aruba	Proxy Holder

The Managing Director is an employee of the Issuer and is remunerated by the Issuer for his services. The Managing Director is the sole member of the board of directors of the Issuer. The Proxy Holder is also an employee of the Issuer and is also remunerated by the Issuer for her services. The Proxy Holder is not a member of the board of directors of the Issuer. The Managing Director and the Proxy Holder do not hold any direct, indirect, beneficial or economic interest in any of the shares of the Issuer.

The Managing Director has no conflict of interest or potential conflict of interest between any of his duties to the Issuer and his private interests and/or duties. As a matter of Aruba law, each director and proxy holder is under a duty to act honestly and in good faith with a view to the best interests of the Issuer, regardless of any other directorships or management positions he or she may hold.

Directors' interests

The Managing Director has no interest in the promotion of, or any property acquired or proposed to be acquired by, the Issuer.

Management

The day-to-day management of the Issuer is undertaken by the Managing Director, who is based in Aruba.

Accounting reference date

The accounting reference date of the Issuer is 31 December.

Auditors

The Issuer has appointed Ernst & Young of Vondellaan 4, Oranjestad, Aruba as its auditor.

PART X — DESCRIPTION OF THE ISSUER'S SHARE CAPITAL AND THE PREFERENCE SHARES

The terms of the Series 4 preference shares (the "Preference Shares") are contained in the articles of the Issuer and the Issuer Board Resolution. The Preference Shares will also have the benefit of the Deed Poll. The holders of the Preference Shares (the "Preference Shareholders") will be entitled to the benefit of, will be bound by, and will be deemed to have notice of, all the provisions of the articles of the Issuer, the Issuer Board Resolution and the Deed Poll.

The Preference Shares, which will be issued in registered form, will be issued upon conversion of the Bonds as described in Condition 7 in Part VI — "Terms and Conditions of the Bonds — Conversion" of these Listing Particulars.

Words and expressions defined in Part VI — "Terms and conditions of the Bonds" of these Listing Particulars have the same meanings in this Part X — "Description of the Issuer's share capital and the Preference Shares", unless the context otherwise requires. References to particular Conditions of the Bonds shall be to the relevant Condition set out in Part VI — "Terms and conditions of the Bonds" of these Listing Particulars.

The articles of the Issuer and the Issuer Board Resolution contain provisions to the following effect:

1. Share capital

(a) The share capital of the Issuer is divided into class A shares (the "Class A shares"), class B shares (the "Class B shares") and non-voting preferred shares.

(b) The directors may, subject as provided in the articles of the Issuer, issue any of the Class A shares, Class B shares or Preference Shares or, as the case may be, shares of any other series of preferred shares on such terms as the directors may determine.

2. Preference Shares

Preference Shares shall only be issued on conversion of Bonds pursuant to the Conditions of the Bonds and the terms of the Trust Deed and shall be issued out of the authorised non-voting preferred share capital at a price, credited as fully paid, of US$1,000 per Preference Share (the "Paid-up Value"), comprising a nominal amount of US$0.50 and a premium of US$999.50.

3. Dividends

(a) Each Preference Share shall, on allotment, and subject to the availability of distributable profits, confer on the holder thereof a right to receive a (net) fixed cumulative dividend at the rate of 4.00 per cent. per annum of the Paid-up Value of each such Preference Share, subject to paragraph 9(b) below, payable semi-annually in arrears in equal instalments (other than the first instalment) on 6 March and 6 September in each year, (each a "Dividend Payment Date") starting on 6 March 2007 in respect of the period from (and including) the Issue Date to (but excluding) 6 March 2007. The dividend payable in respect of each Preference Share for any Dividend Period shall be calculated by applying the fixed cumulative dividend at the rate of 4.00 per cent. to the Paid-up Value of such Preference Share, divided by two and rounding the resulting figure to the nearest cent (0.5 of a cent being rounded upwards). The dividend payable in respect of each Preference Share for any period which is not a Dividend Period shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed, by reference to the same rate, where "Dividend Period" means each period beginning on (and including) a Dividend Payment Date and ending on (but excluding) the next succeeding Dividend Payment Date.

(b) All dividends payable on the Preference Shares shall accrue from day-to-day. Each Preference Share will cease to accrue dividends from (and including) the date upon which such Preference Share is transferred to any member of the Enlarged Xstrata Group, or its due date for redemption, whichever is earlier. No account will be taken of accrued dividends on an exchange pursuant to a Share Exchange Call.

(c) The fixed cumulative dividends payable in respect of the Preference Shares shall be paid in priority to any dividend in respect of any other class of shares in the capital of the Issuer other than any such class that ranks *pari passu* with the Preference Shares as respects rights to dividends.

(d) The Preference Shares shall not confer any further right of participation in the profits of the Issuer.

(e) The Class B shares shall confer on the holders thereof the right to receive a non-cumulative dividend equal to 2 per cent. per annum on the amount paid up on the Class B shares (subject to a maximum of the nominal value of the Class B shares). The Class B shares shall not confer any further right of participation in the profits of the Issuer.

(f) The Class A shares shall confer on the holders thereof the right to receive any profits of the Issuer available for distribution, after the payment of dividend to the holders of all series of preferred shares (including but not limited to the Preference Shares) and payment to the holders of the Class B shares of their fixed non-cumulative dividend.

(g) The obligations of the Issuer to pay dividends are subject to applicable law in Aruba.

4. Capital

On a winding-up of the Issuer, the assets of the Issuer available for distribution shall be applied in the following priority:

(a) firstly, the Preference Shares together with any other series of non-voting preferred shares ranking *pari passu* with the Preference Shares (including the Series 1 Preference Shares and the Series 3 Preference Shares and which may also include future series of non-voting preferred shares) shall carry the right, to payment of the paid-up value thereof, together with a sum equal to any accrued but unpaid preferential dividend due in respect of such Preference Shares and any other series of non-voting preferred shares ranking *pari passu* with the Preference Shares to be calculated to the date when payment of the return of capital is made and to be payable irrespective of whether or not such dividend has been declared or earned;

(b) secondly, any subordinated non-voting preferred shares in the Issuer shall carry the right to payment of the amount paid up on such shares, together with a sum equal to any accrued but unpaid preferential dividend due in respect of such shares to be calculated to the date when payment of the return of capital is made and to be payable irrespective of whether or not such dividend has been declared or not;

(c) thirdly, the Class B shares shall carry the right to payment of the nominal amount paid up thereon; and

(d) fourthly, any surplus assets then remaining shall be distributed *pari passu* among the holders of the Class A shares, in proportion to their holdings of such shares.

5. Redemption

(a) The Issuer shall redeem all the Preference Shares for cash at their Paid-up Value forthwith upon their respective allotment and issue, save that, where paragraphs 6 and 8(a) below apply, any Preference Shares in respect of which the Share Exchange Call has been made or is deemed to have been made shall not be redeemed forthwith pursuant to the foregoing but shall be redeemed for cash at their Paid-up Value at any time after the first transfer of the same into the name of the Guarantor or its nominee on any date specified by the holder for the time being in any notice (which may be a standing notice) given by the holder to the Issuer requiring such redemption either forthwith or on any subsequent date.

(b) On redemption of a Preference Share, the Issuer will cancel the Preference Share and any certificate relating thereto and such Preference Share may not be re-issued or sold as a Preference Share but shall be available for issue in accordance with the articles of the Issuer.

(c) The obligations of the Issuer to redeem shares are subject to applicable law in Aruba.

6. Share exchange call

If Conversion Rights and Share Exchange Calls are exercised in respect of the Bonds, the Issuer will procure that the Preference Shares issued in respect thereof will be exchanged immediately for Ordinary Shares on the Conversion Date.

A summary of the provisions of the terms of the Preference Shares in this respect is set out in Part VI — "Terms and conditions of the Bonds" of these Listing Particulars.

7. Voting and general meetings

(a) Class A shares and Class B shares shall entitle the holders thereof to receive notice of and to attend at every general meeting of the Issuer and to address such meetings; in addition, Class A shares numbered A1 up to and including A49 and Class B shares numbered B1 up to and including B51 shall entitle the holders thereof to vote at every general meeting of the Issuer. Preference Shares shall entitle the holders thereof to receive notice of general meetings of the Issuer and to attend and to address such meetings, but not to vote thereat.

(b) Whenever the holders of shares are entitled to vote at a general meeting of the Issuer, every holder of Class A shares numbered A1 up to and including A49 who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one vote in respect of each such share registered in the name of such holder. The holders of any other Class A shares shall not be entitled to cast any votes in respect of such shares. Every holder of Class B shares numbered B1 up to and including B51 who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one vote in respect of each such share registered in the name of such holder. The holders of any other Class B shares shall not be entitled to cast any votes in respect of such shares.

8. Transfers

(a) The Issuer shall procure that any Preference Share in respect of which the Share Exchange Call has been or is deemed to have been made shall forthwith upon allotment and issue of the same be transferred to the Guarantor or its nominee in exchange for the issue to the holder thereof of that number of fully paid Ordinary Shares to which he is entitled upon the making (or deemed making) of the Share Exchange Call. Any such transfer shall be effected by the Issuer (or a person appointed for this purpose by the Issuer) as agent for the holder thereof and the Issuer (or a person appointed for this purpose by the Issuer) is authorised by such holder to execute all such documents and do all such things as may be necessary properly to effect the same, without any cost or liability to, or any further action required by, the holder (save as provided in Condition 7.2).

(b) Transfers of Preference Shares shall be effected by any instrument of transfer in common or usual form or such other form as may be approved by the board of directors of the Issuer. The transferor shall be deemed to remain the holder of a Preference Share until the name of the transferee is entered in the register in respect of it. All instruments of transfer may be retained by the Issuer.

9. Payments

(a) Payments in respect of a Preference Share shall be made by a United States dollar cheque drawn on a bank in New York City and mailed to the holder (or to the first-named of joint holders) of such Preference Shares at his address appearing in the register of shareholders and at his risk.

(b) All payments in respect of the Preference Shares shall be made subject to the deduction of any taxation required by law to be withheld or deducted at source.

(c) In determining amounts to be paid to Preference Shareholders, fractions of one cent will be rounded down to the nearest whole cent.

(d) Any unclaimed dividend may be invested or otherwise made use of by the director of the Issuer for the benefit of the Issuer until claimed and any dividend or other sum payable on any Preference Shares unclaimed after a period of ten years from the date when it became due for payment shall be forfeited and shall revert to the Issuer and the payment by the director of the Issuer of any unclaimed dividend or other sum payable on or in respect of a Preference Share into a separate account shall not constitute the Issuer a trustee in respect of it.

10. Variation of rights

Subject to the provisions of the articles of the Issuer and the Issuer Board Resolution, all or any of the rights for the time being attached to the Preference Shares for the time being issued may from time to time (whether or not the Issuer is being wound up) be varied either (i) by a general meeting of the holders of the Class A shares and the Class B shares after the prior approval of such variation by a special class meeting of the holders of the Preference Shares pursuant to a resolution adopted by at least two-thirds of the votes that can be cast on all issued Preference Shares; or (ii) in accordance with the terms of the Issuer Board Resolution.

PART XI — DESCRIPTION OF THE DEED POLL

Words and expressions defined in Part VI — "Terms and conditions of the Bonds" and Part X — "Description of the Issuer's share capital and the Preference Shares" have the same meanings in this Part XI — "Description of the Deed Poll", unless the context otherwise requires. References to particular Conditions of the Bonds shall be to the relevant Condition set out in Part VI — "Terms and conditions of the Bonds" of these Listing Particulars.

The Deed Poll will contain provisions to the following effect.

1. Guarantee

The Guarantor will unconditionally and irrevocably undertake to each of the Preference Shareholders to make due and punctual payment of all redemption monies, dividends and other amounts expressed to be payable in respect of the Preference Shares or, if Preference Shares shall not have been issued as so required by the Conditions of the Bonds, which would have been payable on such Preference Shares had the same been so issued when so required, on the due date for payment, or if Preference Shares shall not have been so issued as aforesaid, on what would have been the due date for payment had such Preference Shares been so issued, to the extent that the same shall not be paid by the Issuer, regardless of: (i) whether the profits of the Issuer justify the relevant payment of any dividend; (ii) whether the relevant amounts shall be available for distribution or payment by the Issuer; (iii) whether payment thereof shall have been declared or approved by or on behalf of the Issuer or by the Issuer in a general meeting; (iv) whether the payment thereof by the Issuer shall be prohibited by law; or (v) where Preference Shares shall not have been issued as aforesaid, the fact that for whatever reason such Preference Shares shall not have been so issued. Such obligations will constitute direct, unconditional, unsecured and unsubordinated obligations of the Guarantor and will rank *pari passu* with all other unsecured and unsubordinated obligations of the Guarantor from time to time outstanding.

2. Payments

(a) Any payment made or to be made pursuant to the provisions of the Deed Poll shall be made to the persons shown in the register of Preference Shareholders or, in the case of Preference Shares which should have been issued as required by the Conditions of the Bonds and which were are not so issued, the register of Bondholders, in each case maintained by the Issuer at close of business on the seventh London Business Day before the due date for the relevant payment.

(b) All payments made by the Guarantor pursuant to the Deed Poll will be made subject to the withholding or deduction of any taxation required by applicable law to be withheld or deducted at source. The Guarantor will not be required to pay any additional or further amounts in respect of such withholding or deduction.

(c) When making any payments to Preference Shareholders, fractions of one cent will be rounded to the nearest cent (with 0.5 of a cent being rounded upwards).

3. Undertakings

Whilst any Conversion Right remains exercisable, or any Share Exchange Call remains to be satisfied, the Guarantor will, save with the approval of the Bondholders by an Extraordinary Resolution or with the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval, comply with the covenants given by it in the Trust Deed and the Deed Poll. The Guarantor will, in the event of failure of the Issuer so to perform or enforce when due, procure the performance by the Issuer of all the obligations to be performed by the Issuer and the enforcement of the rights of the Issuer in respect of the exercise of Conversion Rights and the making of Share Exchange Calls, the issue of Preference Shares on any such exercise and the exchange of the Preference Shares for Ordinary Shares pursuant to the making of Share Exchange Calls, as referred to in the Conditions of the Bonds and as set out in the articles of the Issuer.

4. Amendments

The Deed Poll may be amended only by deed poll, executed by the Guarantor and expressed to be supplemental, and, for so long as any Bonds are outstanding, only with the approval of an Extraordinary Resolution of Bondholders and, for so long as any Share Exchange Call remains to be satisfied, the approval of an Extraordinary Resolution of Preference Shareholders (for the purposes of which any Preference Shares held by or on behalf of the Guarantor or any of its subsidiaries shall be disregarded and treated as not outstanding) or, with the prior written approval of the Trustee and without the consent of the Bondholders or Preference Shareholders where, in the Trustee's opinion, such amendment is not materially prejudicial to the interests of the Bondholders, or is, in the Trustee's opinion, of a formal, minor or technical nature or is made to correct a manifest or proven error. In forming such opinion, the Trustee shall not be bound to have regard to the consequences (including, without limitation, tax consequences) of such exercise for individual Bondholders, individual Preference Shareholders or any other person resulting from their being for any purpose domiciled or resident in or otherwise connected with or subject to the jurisdiction of any particular territory. Any such amendment shall, unless the Trustee agrees otherwise, be notified to the Bondholders by the Guarantor in accordance with Condition 17.

The Trust Deed contains provisions for convening meetings of Bondholders and Preference Shareholders to consider the modification by Extraordinary Resolution of the provisions of the Deed Poll.

5. Governing law

The Deed Poll will be governed by, and construed in accordance with, English law.

PART XII — DESCRIPTION OF THE FORMER XSTRATA GROUP'S BUSINESS

Overview of the Former Xstrata Group's business

The Former Xstrata Group's business comprises the following four principal businesses:

Coal. The Coal Business has interests in 33 operating coal mines, 19 of which are located in Australia, 13 in South Africa and one in Colombia.

Copper. The Former Xstrata Group incorporates two operating mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru.

Zinc. The Former Xstrata Group Zinc Business has zinc smelting operations in Spain and Germany, interests in three operating mines and a lead smelter in Australia and a lead refinery plant in the United Kingdom.

Alloys. The Alloy Business has integrated ferrochrome and vanadium production facilities in South Africa and a platinum group metal ("PGM") Joint Venture with Rustenburg Platinum Mines in South Africa.

In addition to its four principal businesses, the Former Xstrata Group also operates Xstrata Technology, a mining and processing technology business with operations in Australia, South Africa and Chile (and, following the Falconbridge Acquisition, Canada). For further information on Xstrata Technology, see Part I — "Description of the Enlarged Xstrata Group — Xstrata Technology" in these Listing Particulars.

The Guarantor previously had a forestry business in Chile, which was sold in January 2005, and a magnesium recycling business in North America, which was sold in April 2003.

Former Xstrata Group financial information

For financial information in relation to the Former Xstrata Group, see the Xstrata Annual Report and Accounts 2004 (pages 97 to 161 inclusive) and the Xstrata Annual Report and Accounts 2005 (Financial Statements pages 2 to 120 inclusive), each of which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars.

Coal Business summary

Introduction

On a managed basis, the Former Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal. The Coal Business produces a significant amount of coal for sale in the Australian and South African domestic markets. The Cerrejón operation, in which the Enlarged Xstrata Group acquired a one-third interest from Glencore in 2006, exports high-grade thermal coal from Colombia to markets principally in Europe and the Americas.

This portfolio comprises interests in 19 operating coal mines in Australia, 13 operating coal mines in South Africa and the Cerrejón coal mine in Colombia. The Enlarged Xstrata Group focuses on the cost effective production of thermal and coking coal for export and domestic use in coke making/steel production, electricity generation and industrial application.

On 24 August 2006, the Former Xstrata Group and African Rainbow Minerals Limited ("ARM") established a new black controlled coal mining company called ARM Coal (Proprietary) Limited ("ARM Coal"), with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets. ARM owns 51% and the Enlarged Xstrata Group owns 49% of the issued share capital of ARM Coal, which holds a 20% interest in the coal operations of Xstrata South Africa, excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51 million). As a result, historically disadvantaged South Africans will now control approximately 36% of the Coal Business's South African operations.

For further information, see below in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Agreement to establish ARM Coal".

The Guarantor estimates that, on a managed tonnage basis, in 2005, the Former Xstrata Group's Australian operations supplied approximately 32% of Australia's thermal coal exports and approximately 20% of South Africa's thermal coal exports. The Coal Business's Australian operations export primarily into Asia, particularly Japan. Semi-soft coking coal production, on a managed tonnage basis, in 2005 represented approximately 15% of the New South Wales operations' output and coking coal represented approximately 40% of the Queensland operations' output which is exported worldwide. Approximately 19% of the Former Xstrata Group's attributable tonnes in the year ended 31 December 2005 were sold into the Australian and South African domestic markets. In 2005, Cerrejón produced approximately 26 Mt of export thermal coal predominately for the European and United States power generation markets.

The Coal Business exports its coal from seven major coal port facilities, five in Australia (the Port Waratah Coal Terminal and the Port Kembla Coal Terminal in New South Wales and Abbott Point, Dalrymple Bay Coal Terminal and R.G. Tanna / Barney Point Coal Terminals in Queensland), one in South Africa (the Richards Bay Coal Terminal) and one in Colombia (Puerto Bolívar).

The purchasing power of the Australian and South African operations has enabled them to negotiate a number of longer term agreements for the purchase of goods and services required by the Coal Business in those jurisdictions, which include mining equipment and replacement parts, explosives, fuel, tyres and lubricants, as well as freight, rail and port handling services, which to date has enabled the operations access to scarce resources (such as tyres). The supplier base continues to be stable and Xstrata believes the Coal Business has strong relationships with key suppliers in both Australia and South Africa.

The Enlarged Xstrata Group holds most of its Coal Business interests in mines through joint ventures, in which it generally holds a majority interest. Given the relationships between its joint venture partners and its customers, the Guarantor believes that these joint ventures provide the Coal Business with a valuable link to its customer base.

In Australia, the Enlarged Xstrata Group has, either on its own account or through its interests in joint ventures, all underlying mining tenements and it has access (whether under freehold, leasehold or otherwise) to all land that is required for the Coal Business's current mining operations.

The Coal Business's portfolio of operating assets allows management to reduce the impact of variations that can be experienced within a single mining operation and the volatility of a single market. This combination of complementary factors includes:

- access to diverse markets — the Coal Business's product distribution, on a managed tonnage basis in Australia and South Africa, to export coking coal (including semi-soft coal), export thermal coal and domestic thermal coal is approximately 18%, 64% and 18% respectively and the acquisition of the Cerrejón Business has provided increased access to markets in Europe and the Americas;

- a geographical distribution of production between Australia, South Africa and Colombia (in Australia and South Africa production is split approximately as to 51%, 19% and 30% respectively between New South Wales, Queensland and South Africa); and

- a unique combination of open cut and underground production sources and a mixture of own operated mines and mines where production is managed under contract. From this combination, the Guarantor believes the Coal Business has a balanced risk profile from a diverse portfolio of assets with the ability to meet customer coal quality requirements.

The Enlarged Xstrata Group continues to place a priority on cost competitiveness and growth and has been actively involved in the consolidation of the coal industry in Australia and South Africa. Xstrata believes that there is scope for further consolidation of the Australian coal sector and will continue to consider acquisition opportunities as they arise. The Coal Business regularly reviews its coal holdings and from time to time will dispose of assets which are considered non-core or non-strategic.

The Coal Business's attributable proved and probable reserves as at 30 June 2005 were approximately two billion tonnes of coal. In addition, Cerrejón had a saleable reserve base in excess of 900 Mt as at 30 June 2005.

The Coal Business's marketing strategy takes advantage of its substantial production volume of prime quality coals from a diversified asset base. Xstrata believes that the Coal Business's established relationships with coal buyers and a proven track record for stable supply will enable the Coal Business to continue expanding sales to match future production levels. The ability to secure spot sales when required, including for lesser quality thermal coals and into diversified markets, is supported through the Coal Business's relationship with Glencore, a leading coal trader.

See below in this Part XII — "Description of the Former Xstrata Group's business — Coal Business summary — Australian operations — New South Wales operations — Sales and marketing of the New South Wales operations' coal", "Description of the Former Xstrata Group's business — Coal Business summary — Queensland operations — Sales and marketing of the Queensland operations' coal" and "Description of the Former Xstrata Group's business — Coal Business summary — South African operations — Sales and marketing of the South African operations' coal".

The primary focus of the Coal Business's marketing strategy is to maximise the value of its sales of coal products into the export market. The Coal Business will continue to seek to maximise sales into the premium end of the export market, which for its Australian operations is principally the large integrated steel producers and Asian power companies. Xstrata considers that these sectors of the market will continue to be the major growth areas for its Australian thermal and coking coals. The Asian power market has traditionally paid a premium over other coal buyers for Australian thermal coals to ensure secure reliable sources of supply although the price difference to more distant markets is also due to the landed cost competitiveness of other exporting countries.

Located in La Guajira state, in the North-Eastern part of Colombia adjacent to the Venezuelan border, Cerrejón is positioned to supply the import markets of Europe and the Eastern and Gulf Coasts of the United States.

The export marketing activities of the Coal Business, other than for Cerrejón coal, are managed from head office in Sydney for Australian coals and from its Johannesburg office for South African coals. The export coal from Australia and South Africa (other than from the Cumnock mine, which is subject to a separate agreement with Glencore) is subject to the Market Advisory Agreement between Xstrata Coal Marketing AG, Xstrata AG and Glencore International. Cerrejón coal is marketed through CMC Coal Marketing Company Ltd, which is owned by the three Cerrejón joint venture partners.

Coal produced at Cerrejón benefits from relatively low ash content (approximately 8.2%), a low sulphur dioxide emissions profile and high calorific value, making it ideal for power generation. The typical quality of thermal coals mined by the Coal Business in Australia for the export market vary in ash content from 8% to 17% on an air-dried basis and the Coal Business's Australian domestic coal varies in ash content from 22% to 39% on an air-dried basis. The typical gross calorific value of the Enlarged Xstrata Group's Australian washed coals is in the range of 6,300 to 7,300 kilocalories per kilogramme on an air-dried basis. These qualities provide a range of coals to meet customers' needs and also provide an opportunity to blend coals to meet the specifications of particular customers.

Sales to the Australian domestic market are pursued when attractive, both through the renewal of existing contracts and the identification of opportunities. The New South Wales operations are significant suppliers to domestic power stations and the Coal Business is continuing to seek additional sales in this market.

Due to differing margins as well as a wide range of qualities, sales to the domestic market in South Africa will continue to be pursued when attractive, both through the renewal of existing contracts and the identification of new selling opportunities. Coal produced at Cerrejón is exported to markets principally in Europe and the Americas.

The Coal Business's coking coal production is exported predominantly to the major steelmakers in Asia, Europe and South America.

In December 2005, the Former Xstrata Group and its joint venture participants were awarded the exclusive right to apply for a licence to develop the Donkin coal resource block in Cape Breton, Nova

Scotia, Canada. The Enlarged Xstrata Group holds a 66% participating interest in the joint venture. The joint venture participants are Erdene Gold Inc of Canada, with a 20% interest, Atlantic Transbridge Technologies LLC, of the USA with a 9.33%, and Paul Coughlan, with a 4.67% interest. The award of a special licence, in May 2006, allows the Coal Business and its partners to pursue evaluating the feasibility of mining the estimated 200 Mt Donkin thermal and metallurgical coal resource located off Cape Breton Island in the Sydney coal field. Work on the project has commenced, with the evaluation of the resource and the development of feasibility studies expected to take about two years to complete. The budget estimate for the feasibility study until the first quarter of 2008 is C$17.5 million (approximately US$15.5 million). The Enlarged Xstrata Group intends to finance its share of the investment from its general corporate facilities.

In February 2006, the Guarantor, through its wholly-owned subsidiary Xstrata Coal Canada Limited ("Xstrata Coal Canada"), entered into an alliance agreement with Erdene Gold Inc. ("Erdene") of Halifax, Nova Scotia, Canada, pursuant to which Xstrata Coal Canada subscribed for 3,000,000 common shares of Erdene at C$1.00 per share. This currently represents 6.6% of Erdene. Erdene is a Toronto-listed mineral exploration company with a significant profile and a large number of exploration projects in Mongolia, including coal and base metals. Xstrata Coal Canada has a first option to enter into a joint venture and earn a 75% interest in any coal opportunity in Mongolia identified by Erdene by funding all work through completion of a feasibility study. Xstrata Coal Canada will also have the right to participate in other mineral development opportunities with Erdene and has the right to name a nominee to the board of directors of Erdene.

Reserve and resource base

The table below sets out the Former Xstrata Group's attributable coal reserve and resource base broken down between the Australian and South African operations as at 30 June 2005:

	Coal reserves[1]				Coal resources		
			Marketable				
Region	Proved (Mt)	Probable (Mt)	Proved (Mt)	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred[2] (Mt)
New South Wales, Australia	431	291	324	229	1,346	1,504	936
Queensland, Australia	254	159	222	102	547	994	1,747
South Africa	727	131	429	80	1,997	1,029	1,831
Total Coal Business[2]	1,412	580	974	411	3,870	3,526	4,513

The above table does not include reserve or resource information for the Enlarged Xstrata Group's one-third interest in Cerrejón, which was acquired in May 2006. The above table sets out the Former Xstrata Group's attributable coal reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve amounts.

(2) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of inferred resource estimates.

The table below sets out Cerrejón's total mine reserves and resource summary as at 30 June 2005 (the Enlarged Xstrata Group has a one-third interest in the Cerrejón operation, following completion of the Cerrejón Acquisition on 12 May 2006):

Cerrejón reserves and resources (total mine basis), June 2005[1]

	ROM reserves[2]		Saleable reserves[2][3]		Resources[4]		
	Proved	Probable	Proved	Probable	Measured	Indicated	Inferred[5]
Mt	668	222	677	224	692	230	15

Notes:

(1) Additional resources outside the 32 Mtpa pit shell are not included. Resources in the 32 Mtpa mine plan exclude coal resources underlying the Rancheria River. The above information was compiled from version 7 of the Cerrejón geological model which was created in 2004 using MINEX software. See Part II — "Presentation of information — Ore reserve and

mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(2) Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve amounts.

(3) Saleable Reserves: As sold basis are reserves adjusted for yield losses in the preparation plant (if applicable) and converted to a saleable moisture basis.

(4) Resources are Total Tons in Situ Resources (TTIS). The resources within a defined optimised pit shell which conform to specific quality and thickness criteria and which have been discounted for geological losses.

(5) See Part II — "*Presentation* of information — Ore reserve and mineral resource reporting — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of *inferred resource* estimates.

Competent Persons:

Reserves: Ian Douglas, Xstrata Coal (AusIMM)
Resources: Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)

Production

The tables below set out the total mine production and attributable production of the Coal Business broken down between the Australian and South African operations for the years ended 31 December 2004 and 31 December 2005:

Total mine production[1]	Year ended 31 December	
	2004 Mt	2005 Mt
New South Wales, Australia	33.3	36.1
Queensland, Australia	21.5	20.9
South Africa	19.2	18.6
Total Coal Business	73.9	75.6

The above table does not include production information for The Enlarged Xstrata Group's one-third interest in Cerrejón, which was acquired in May 2006.

(1) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December	
	2004 Mt	2005 Mt
New South Wales, Australia	26.6	28.7
Queensland, Australia	11.8	11.8
South Africa	19.2	18.6
Total Coal Business	57.5	59.0

(1) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

The table below sets out consolidated and attributable production and sales data and average received export free on board coal prices, broken down between Former Xstrata Group's Australian and South African operations and commodity types, for the years ended 31 December 2004 and 31 December 2005:

	Year ended 31 December	
	2004	2005
	Mt (except as otherwise stated)	
Consolidated production[1],[2]		
Queensland coking	5.2	4.8
New South Wales semi-soft coking	6.7	4.8
Australian thermal	28.9	33.6
South African thermal	19.2	18.6
Total consolidated production	**60.0**	**61.8**
Consolidated Australian sales[2],[3]		
Queensland coking export	4.9	4.8
New South Wales semi-soft coking export	6.7	4.8
Thermal export	25.6	28.1
Domestic	4.3	5.0
Total consolidated Australian sales	**41.5**	**42.7**
Consolidated South African sales[2],[3]		
Thermal export	12.9	13.5
Thermal domestic	4.6	6.9
Total consolidated South African sales	**17.5**	**20.4**
Attributable Australian sales[3]		
Queensland coking export	4.9	4.8
New South Wales semi-soft coking export	6.3	4.4
Thermal export	23.8	26.1
Domestic	4.1	4.8
Total attributable Australian sales	**39.1**	**40.1**
Attributable South African sales[3]		
Thermal export	12.9	13.5
Thermal domestic	4.6	6.9
Total attributable South African sales	**17.5**	**20.4**
Average received export FOB coal price		
Queensland coking (US$/t)	65.3	111.5
New South Wales semi-soft coking (US$/t)	47.2	70.3
Australian thermal (US$/t)	40.9	51.2
South African thermal (US$/t)	39.0	48.5

[1] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from the Guarantor's management records.

[2] Consolidated production and sales are production and sales as reported in the Former Xstrata Group's consolidated financial statements, before the elimination of minority interests. This excludes production and sales attributable to joint ventures in accordance with their proportionate interests in the relevant mine, but includes 100% of production from subsidiaries that the Former Xstrata Group controls, irrespective of the Former Xstrata Group's shareholding in that subsidiary.

[3] All sales data is ex-mine and therefore does not include sales of third-party purchased coal. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of sales amounts. Sales figures have been extracted without material amendment from the Guarantor's management records.

In 2005, Cerrejón (on a total mine basis) produced approximately 26 Mt of export thermal coal. The Enlarged Xstrata Group has a one-third interest in the Cerrejón operation, following completion of the Cerrejón Acquisition on 12 May 2006.

Financial information

The table below provides selected summary financial information in relation to the Coal Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006[4]	
Coal Business	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]
Revenue[1]	2,693.4	41.7	3,400.4	42.2	1,692.5	32.7
EBITDA (before non-trading items)[1],[2]	916.0	44.3	1,346.5	43.4	582.7	25.7
EBIT (before non-trading items)[1],[2]	667.8	44.6	1,079.3	42.8	426.4	21.9

The above table does not incorporate financial information for Cerrejón for the year ended 31 December 2004 or for the year ended 31 December 2005. Following the completion of the Cerrejón Acquisition in May 2006, accounting for the Former Xstrata Group's one-third interest in Cerrejón is included in the interim unaudited IFRS financial statements for the six months ended 30 June 2006. See below for financial information for Cerrejón for the years ended 31 December 2004 and 31 December 2005.

[1] Includes minority interests.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see Part II — "Presentation of information — Presentation of financial information" of these Listing Particulars.

[3] As a percentage of the Guarantor's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

[4] For further information on the financial results of the Former Xstrata Group for the six months ended 30 June 2006, see the 2006 Xstrata Interim Report (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars) and the press release accompanying the 2006 Xstrata Interim Report (which has been set out in full below in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report).

In the 12 months ended 31 December 2004, the entire Cerrejón operation recorded combined consolidated EBITDA (before non-operating income/expense) of US$628.8 million and, in the 12 months ended 31 December 2005, the entire Cerrejón operation recorded combined consolidated EBITDA of US$729.6 million (giving figures attributable to Glencore's 33⅓% stake in Cerrejón acquired by the Former Xstrata Group on 12 May 2006 of approximately US$209.6 million and US$243.2 million, respectively). The Cerrejón financial information presented above has been extracted without material adjustment from, or is based upon, "pro-forma" combined financial statements prepared under IFRS as at and for the 12 months ended 31 December 2005, with comparatives for the 12 months ended 31 December 2004.

Australian operations

Overview

In the year ended 31 December 2005, the Coal Business's production, on a managed tonnage basis, in Australia was 57.0 Mt of coal, of which attributable production was 40.4 Mt. Managed export sales during this period amounted to 49.6 Mt (35.3 Mt attributable) and Xstrata believes that this represented approximately 21% of all coal exported from Australia (15% on an attributable export sales basis). Approximately 72% of the Coal Business's 2005 export sales from Australia were thermal coal (74% on an attributable tonnage basis).

New South Wales operations

Overview

The Enlarged Xstrata Group owns interests in 13 operating coal mines and a number of development projects, most of which are located in or close to the Hunter Valley of New South Wales. Longwall mining from South Bulga moved to Beltana in 2003 after which only pillar extraction was in operation at South Bulga. During 2004, the Ravensworth East mine was consolidated with the Mount Owen Complex and production at the South Bulga underground mine ceased as all economically viable reserves had been extracted. The Enlarged Xstrata Group has an attributable interest of 15% in the operator of the Port Waratah Coal Terminal, located at the port of Newcastle, New South Wales. The Enlarged Xstrata Group also has a consolidated interest of 20% in the Port Kembla Coal Terminal, located at the port of Wollongong, New South Wales.

Description of the New South Wales operations' assets

The following table sets out certain information about each of the Enlarged Xstrata Group's principal operating coal mines in New South Wales:

	Coal product type	Type of mine[1]	Life of mine (years)[2]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2005 Mine production[3] Mt	Attributable production[3] Mt	Attributable sales[4] Mt
Oakbridge Group	**Thermal**						
Bulga Open cut	Thermal	OC	13	68.3	5.1	3.5	3.2
Beltana	Thermal	UG	27	68.3	4.9	3.4	3.4
Baal Bone	Thermal	UG/OC	2	74.1	2.7	2.0	1.8
Macquarie Coal Joint Venture	**Thermal**						
West Wallsend	Thermal	UG	15	80.0	2.3	1.9	1.6
Westside	Thermal	OC	7	80.0	0.7	0.5	0.5
Liddell Group	**Thermal**						
Liddell Open cut	Thermal	OC	18	67.5	2.7	1.9	1.9
Cumnock	**Thermal**	OC	3	84.0	1.1	0.9	0.8
Mount Owen Complex	**Thermal**	OC	14	100.0	6.0	6.0	6.2
United	**Thermal**	UG	5	95.0	2.7	2.5	2.7
Ulan	**Thermal**						
Ulan Underground	Thermal	UG	17	90.0	3.0	2.7	2.6
Ulan OC	Thermal	OC	2	90.0	2.5	2.3	2.3
Ravensworth Group	**Thermal**						
Narama	Thermal	OC	6	50.0	2.5	1.2	1.2
Ravensworth West	Thermal	OC	6	100.0	—	—	—
Total					36.1	28.7	28.3

[1] OC = Open cut. UG = Underground.

[2] Life of mines figures are estimates based on planned and scheduled extraction of reserves.

[3] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from the Guarantor's management records.

[4] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis preparation of sales amounts. Sales figures have been extracted without material amendment from the Guarantor's management records.

Mines, projects and developments

Oakbridge Group

The Oakbridge Group includes the Bulga open cut mine, the Baal Bone underground long wall mine, the Baal Bone open cut mine and the Beltana long wall punch mine development, collectively producing both export and domestic thermal coal.

Beltana (Bulga Undergrounds) development began in 2002 and longwall operations commenced following South Bulga's completion of longwall mining in the second quarter of 2003. An upgrade of coal processing metallurgical efficiency was completed in 2005 increasing capacity and improving the marketable coal yield from historic levels.

Macquarie Coal Joint Venture

The Macquarie Coal Joint Venture includes the West Wallsend underground mine, the smaller Westside open cut mine and the Teralba and Cardiff Borehole resources.

The West Wallsend mine plan and mining schedule were updated in 2005 to improve overall performance.

Liddell Group

Mining operations at Liddell are conducted under contract. The Former Xstrata Group entered into a new contract (with the incumbent contractor) in 2004.

Cumnock

Open cut mining operations at Cumnock are conducted under contract. The Former Xstrata Group continues to progress its investigation to determine whether viable mining options exist on the current lease area beyond the completion of mining of existing economically viable reserves which are expected (based on current extraction rates) to be exhausted in late 2008 or early 2009.

Mount Owen

The Mount Owen mine complex was expanded over 2004 and 2005 by combining with an adjacent mining area, Ravensworth East. This mining complex now operates as a single production facility by sharing coal preparation, stockpiling and rail loading infrastructure.

In 2003, the outstanding 34% share of the Glendell project was acquired allowing this area to be included in the adjacent Mount Owen Mining Complex. The development of the complex continues to provide significant synergy benefits to the operating and development areas.

The mining operations at Mount Owen and Ravensworth East are conducted under separate mining contracts by the same independent contractor.

United

The United underground mine operates using continuous miners for development and longwall for extraction. Additional reserves have been acquired from an adjacent lease holder to extend the mine life.

Ulan

The Ulan facilities comprise an underground mine and an open cut mine. The Ulan underground mine is scheduled for upgrade from a 250 metre wide longwall face to a 400 metre "fat face" longwall face during 2006. New equipment has been purchased and is ready for installation.

Ravensworth Group

The Ravensworth Group includes the Narama open cut mine and the new Ravensworth West development.

The Narama resource is fully contracted to supply the local power generator. This contract was upgraded during 2005 by accelerating the annual sales tonnage for the life of the resource.

A new mine at Ravensworth West was approved for development during 2005 and commenced production in 2006 to supply a 1 Mtpa contract to the local power generator.

Sales and marketing of the New South Wales operations' coal

In 2005, approximately 86% of the New South Wales operations' attributable sales were to the export market. The New South Wales operations coal sales are diversified among most of the major

power companies and steel mills in Japan, Korea, Mexico and Taiwan with sales also to Brazil, China, India and Europe when demand and prices support such sales. The Coal Business is one of Australia's largest suppliers of semi-soft coking coal and thermal coal to Japan, on a managed basis. Of all the New South Wales operations' coal sales in 2005, both domestic and export, on a managed tonnage basis, approximately 76% was sold for use in electric power generation, approximately 13% for use in steel mill applications and approximately 11% to general industry (which includes third parties that on-sell to various users).

In 2005, the New South Wales operations' six largest thermal coal customers represented, on a managed tonnage basis, approximately 60% of the New South Wales operations' total exported thermal coal sales while its six largest semi-soft coal customers purchased, on a managed tonnage basis, approximately 83% of the New South Wales operations' total exported semi-soft coal. Domestic coal sales are predominantly to electricity generators in New South Wales.

The following table sets out the geographical breakdown of sales of operating coal mines in New South Wales for the year ended 31 December 2005 on a managed tonnage basis:

	Percentage of sales (%)
Japan	46
Australia	21
Mexico	14
Taiwan	11
Other	8
Total	100

In 2005, the New South Wales operations sold, on a managed tonnage basis, approximately 60% of their total sales volume under coal supply agreements with terms extending beyond one year with either fixed prices or annually renewable terms.

The Coal Business expects to continue to sell a significant portion of its Australian coal under annually renewable and long-term supply agreements, particularly in Asia. However, a proportion of the global thermal coal trade will continue to be conducted in the short-term or spot market. Owing to the New South Wales operations' current product and market sales mix, and its planned increase in production over the medium-term, the Guarantor believes that the Coal Business is well positioned to secure sales opportunities as they emerge.

Transportation of the New South Wales operations' coal

All coal exported by the New South Wales operations is transported to port by rail. Pacific National Limited (previously called Freightcorp) and QR National provide the New South Wales mines with all freight services. Rail freight contracts are negotiated with Pacific National Limited and QR National by producers individually, rather than on an industry basis.

Coal from the Mount Owen complex, Bulga complex, West Wallsend, Liddell, Ulan, Cumnock and United is exported through the Port Waratah Coal Terminal. The terminal facility is owned and operated by Port Waratah Coal Services Limited, in which the Enlarged Xstrata Group has an attributable interest of 15%. It is located in the port of Newcastle, approximately 125 kilometres north of Sydney. The shiploading capacity is approximately 89 Mtpa and the terminal is a common user facility. Coal from Baal Bone is exported through the Port Kembla Coal Terminal, located in the port of Wollongong, New South Wales. It is operated by Port Kembla Coal Terminal Ltd, in which the Enlarged Xstrata Group has a 20% interest. The terminal has a shiploading capacity of approximately 15 Mtpa and is a common user facility.

Queensland operations

Overview

The Queensland operations in Australia were acquired by the Former Xstrata Group in June 2003 as part of its acquisition of MIM.

Xstrata Coal manages both the Oaky Creek and Newlands-Collinsville-Abbot Point ("NCA") joint ventures and the Rolleston and Cook operations. The Enlarged Xstrata Group has conditionally

agreed to the partial sale of its Cook Colliery and surrounding Southern Resource. All of the operating coal mines and projects of material value are located in the Bowen Basin, Queensland.

In the year ended 31 December 2005, the Coal Business's production, on a managed tonnage basis, in Queensland was approximately 20.9 Mt of coal, approximately 94% of which was exported. Approximately 41% of the Queensland operations' production was coking coal, approximately 53% was thermal coal and the remaining 6% was supplied to the domestic market.

Description of the Queensland operations' assets

The following table sets out certain information about each of the Enlarged Xstrata Group's principal operating coal mines in Queensland:

Coal mine	Coal product type	Type of mine[1]	Life of mine (years)[2]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2005 Mine production[3] Mt	Attributable production[3] Mt	Attributable sales[4] Mt
Oaky Creek NCA	Coking	OC/UG	24	55	6.8	3.7	3.9
Newlands	Thermal	OC/UG	18	55	8.0	4.4	4.5
	Coking	OC	13	55	0.4	0.2	0.2
Collinsville	Thermal	OC	10	55	3.1	1.7	1.9
	Coking	OC	10	55	1.4	0.8	0.6
Cook	Coking	UG	—	95	0.1	0.1	0.1
Rolleston	Thermal	OC	22	75	1.0	0.8	0.5
Total	Thermal				12.2	6.9	7.0
	Coking				8.7	4.8	4.8

(1) OC = Open Cut. UG = Underground.

(2) Life of mine figures are estimates based on planned and scheduled extraction of reserves.

(3) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from the Guarantor's management records.

(4) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis preparation of sales amounts. Sales figures have been extracted without material amendment from the Guarantor's management records.

Mines, projects and developments

Oaky Creek Joint Venture ("OCJV")

The OCJV assets comprise two underground longwall-based operations, namely Oaky North and Oaky No. 1 and an open cut mining operation. During 2005, Oaky No. 1 had a second longwall installed. The Oaky Coal Preparation plant was recently upgraded to improve metallurgical efficiency and therefore yield.

Newlands-Collinsville-Abbot Point ("NCA")

NCA includes the Newlands and Collinsville mining operations and the Abbot Point port and coal handling facilities (which are owned by Ports Corporation of Queensland and managed by the Enlarged Xstrata Group).

Newlands

Newlands operations include both open cut dragline and truck and shovel operations and underground continuous miner development and longwall extraction.

Open cut production continues at Newlands from a number of pits deposits. This includes a new hard coking and thermal coal pit (called Wollombi) adjacent to the existing Sutton Creek open cut mine, which commenced prime coking coal production in June 2006 and has a production target of 2 Mt for 2007.

The underground longwall commenced operations in the Newlands North underground in early 2006. Construction of a dense media, spiral and flotation plant is in progress which will increase the metallurgical efficiency and throughput capacity.

Collinsville

Collinsville Coal is an open cut truck, shovel and excavator coal mine, which also has a dragline, operated under a mining contract by an independent operator. The operations produce several brands of coal, including a hard coking coal for export, a domestic hard coking coal for the local Bowen Coke works, a low volatile thermal coal for the local Collinsville power station and export markets and an ultra low volatile coal for export.

Cook

Cook Colliery is an underground bord and pillar operation located 30km south of the township of Blackwater, in Central Queensland's Bowen Basin. The mine operated on a small scale during 2004 and the underground operations are being relocated from the Castor seam to the Argo seam during 2005 and 2006 where a higher proportion of coking coal will be produced. On 20 June 2006, the Guarantor announced that heads of agreement had been signed with Caledon Resources plc for the partial sale of the Enlarged Xstrata Group's Cook Colliery and the surrounding Southern Resource. The Enlarged Xstrata Group will retain the large Northern Resource. A conditional sale and purchase agreement was entered into in respect of the sale on 22 August 2006. The consideration is A$45 million (approximately US$33 million), payable in cash.

Rolleston

Rolleston is located in the southwest of the Bowen Basin, approximately 16 kilometres west of the town of Rolleston and approximately 275 kilometres due west of the coal port of Gladstone.

The open cut dragline mining operations commenced in 2005 following the completion of a 110km rail link to provide domestic thermal coal under a long-term contract and large tonnages of thermal coal to the export market through the port at Gladstone, Queensland. The first coal was railed from Rolleston on time and within budget in October 2005. Further development of the mine will include the construction of a second dragline intended to commence operations in the second quarter of 2007. Rolleston is expected to reach full production of 8 Mtpa in 2008.

Rolleston coal is a low rank, high volatile bituminous coal (an ASTM International classification).

Exploration and project assessment

A significant programme of exploration and project assessments continues to be a priority. The following projects and developments are being funded from the Enlarged Xstrata Group's existing resources.

Wandoan Coal Project

The Wandoan Coal Project is the largest known coal resource in the northern part of the Surat Basin, located in Central Queensland. The Surat Basin contains extensive resources of thermal coal. Development of the basin's coal assets to supply export markets is contingent on construction of suitable infrastructure such as mine-to-port rail links. Pre-feasibility work continues in 2006.

Other exploration

The Enlarged Xstrata Group is currently analysing development options and opportunities at Togara North (which is located midway between the newly developed Rolleston mine and Blackwater), large areas adjacent to the Enlarged Xstrata Group's existing NCA operations, the Redrock area to the south of Oaky Creek and Pentland (a thermal coal tenement located west of Townsville).

Sales and marketing of the Queensland operations' coal

Thermal coal is supplied to various customers in Europe and Asia whilst North Queensland customers use Collinsville's thermal coal mainly for the generation of electricity. Domestic quality

coking coal is supplied to the Bowen Coke works, which is owned and operated by a subsidiary of the Guarantor.

The Bowen Coke works supply coke to the Mount Isa lead smelter as a feed material in the smelting process. It also sells a small amount as coke products to the local market. The plant has a nameplate capacity of 45 ktpa.

The OCJV produces premium quality coking coals for supply to major steel makers in other parts of Japan, Asia, Europe, North Africa, South Africa and South America. These markets are predominantly serviced under term contract arrangements.

The following table sets out the geographical breakdown of sales of the Queensland operations' mines in the year ended 31 December 2005 based on attributable sales:

	Percentage of sales (%)
Japan	38
Korea	23
Europe	18
India	7
Australia	3
Other Asia	4
Other	7
Total	100

In 2005, the Queensland operations sold approximately 96% of their total coking coal sales volume under coal supply agreements with terms extending beyond one year with either fixed prices or annually renewable terms.

Transportation of the Queensland operations' coal

OCJV production is washed at the Oaky Creek coal handling and preparation plant, where coking coal is prepared for export. Treated coal is then transported by rail to the ports of Dalrymple Bay and Gladstone.

The OCJV exports most of its product through the multi-user coal facility at Dalrymple Bay, located just south of Mackay approximately 300 kilometres to the north of the mine.

OCJV production can also be shipped through Gladstone, approximately 390 kilometres to the south-east which has similar loading capabilities to the Dalrymple Bay facility.

Coal from the Newlands and Collinsville Coal Projects is transported by rail to various domestic customers and to the port of Abbot Point for export. Abbot Point is Australia's most northerly coal-shipping port located approximately 20 kilometres north of Bowen. Abbot Point Bulkcoal Pty Ltd, a wholly-owned indirect subsidiary of the Guarantor, operates the port of Abbot Point.

South African operations

Overview

The Enlarged Xstrata Group is South Africa's third largest exporter of thermal coal. In the year ended 31 December 2005, the Former Xstrata Group's attributable production of coal from its South African mines was 18.6 Mt and attributable sales were 20.4 Mt of which approximately 66% was exported. The Guarantor believes that during 2005 the Coal Business produced approximately 20% of all thermal coal exported from South Africa and supplied approximately 4% of all coal supplied to the South African market. The Enlarged Xstrata Group has an interest in 13 operating coal mines, 11 of which are operated by the Enlarged Xstrata Group.

The Enlarged Xstrata Group also has a 20.91% interest in the Richards Bay Coal Terminal. Xstrata believes the Enlarged Xstrata Group's economic interest in the Richards Bay Coal Terminal provides the South African operations with a strategic advantage due to the associated rights it has to use the coal loading facility. Richards Bay Coal Terminal recently announced an expansion programme to increase throughput capacity from 72 Mtpa to 91 Mtpa at a total project cost of approximately

ZAR1 billion, underwritten by the existing Richards Bay Coal Terminal shareholders. If demand exceeds 91 Mtpa, then the shareholders have agreed that the port will be expanded to meet such demand. The incremental 19 Mtpa will have 4 Mtpa allocated to small emerging black empowerment coal producers, 6 Mtpa to the black controlled South Dunes Coal terminal consortium and 9 Mtpa for subscription. If oversubscribed, the subscription capacity will be allocated preferentially to black empowerment coal producers, with existing shareholders (including the Enlarged Xstrata Group) waiving their pre-emptive rights over the incremental capacity. The Guarantor is confident that the Enlarged Xstrata Group will be able to access the export capacity it requires, particularly after the positive endorsements by key stakeholders of its recently concluded black empowerment deal with ARM.

The 11 mines managed by the Enlarged Xstrata Group in South Africa fall into five operating divisions:

- the Tweefontein Division, consisting of the Waterpan, Boschmans and Witcons;
- the iMpunzi Division, consisting of the Phoenix mine, plus the ATC and ATCOM mines. (Total Coal South Africa had a 50% interest in these mines prior to the termination of the joint venture. An arbitration process currently underway will determine the future of these mines. Xstrata is confident it will secure a favourable outcome from this process. For further information, see paragraph 15 of Part XVI — "Additional information — Litigation — Total Coal Arbitration and Court Proceedings" of these Listing Particulars);
- the Southstock Division consisting of the Tavistock and South Witbank mines;
- the Mpumalanga Division, consisting of the Tselentis and Spitzkop mines; and
- the Goedgeronden Division, consisting of the Goedgeronden mini-pit.

The two mines not operated by the Coal Business form part of the Douglas Tavistock joint venture with Ingwe, and include the Douglas and Middelburg mines.

The Enlarged Xstrata Group's major holdings are located within two of the major coalfields of South Africa — the Witbank and Ermelo Coalfields. All of the mines that the Coal Business operates as well as the Enlarged Xstrata Group's non-managed joint venture mines fall within the Witbank Coalfield with the exception of Tselentis and Spitzkop, which are in the Ermelo Coalfield. Production and planning across all the Coal Business's mines are co-ordinated so as to manage the capacity constraints in exporting coal from South Africa.

The South African operations use more labour-intensive mining techniques and less capital-intensive technology in multi-section mechanised underground operations than the Australian operations because there are less complex mining conditions and the South African operations have access to a more cost effective work force. The Coal Business's South African operations have demonstrated significant productivity improvements at a number of the mines over the last three years through the introduction of additional modern mining equipment technology, improving mine operating procedures and training of its employees.

The Enlarged Xstrata Group owns surface rights in freehold in respect of most of the mines falling within the Tweefontein, iMpunzi and Mpumalanga Divisions (see below in this Part XII — "Description of the Former Xstrata Group's business — Statutory authorisations, licences and concessions").

In February 2006, the Guarantor announced the agreement of the Former Xstrata Group and ARM to establish a new black controlled coal mining company, ARM Coal, with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets. The transaction completed on 24 August 2006. ARM owns 51% and the Enlarged Xstrata Group owns 49% of the issued share capital of ARM Coal, which holds a 20% interest in the existing coal operations of Xstrata South Africa excluding the Goedgeronden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51 million). As a result, historically disadvantaged South Africans will now control approximately 36% of the Coal Business's South African operations. For further information, see below in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Agreement to establish ARM Coal".

Description of the South African operations' coal assets

The following table sets out certain information about each of the Enlarged Xstrata Group's operating South African coal mines:

Coal mine	Coal product type	Type of mine[1]	Life of mine (years)[2]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2005 Mine production[3] Mt	Attributable production[3] Mt	Attributable sales[4] Mt
Tweefontein Division	**Thermal**						
Waterpan	Thermal	OC/UG	26	100	0.5	0.5	0.5
Boschmans	Thermal	UG	26	100	2.1	2.1	2.1
Witcons	Thermal	UG	26	100	1.8	1.8	1.9
Impunzi Division	**Thermal**						
Phoenix	Thermal	UG	8	100	1.0	1.0	2.7
ATC	Thermal	UG	7	50	1.4	0.7	0.8
ATCOM	Thermal	OC	18	50	2.2	1.1	1.2
Southstock Division	**Thermal**						
Tavistock	Thermal	UG	11	100	2.0	2.0	2.0
South Witbank	Thermal	UG	17	100	1.9	1.9	1.6
Mpumalanga Division	**Thermal**						
Tselentis	Thermal	OC	13	100	1.9	1.9	2.0
Spitzkop	Thermal	OC/UG	9	100	0.7	0.7	0.8
Goedgevonden Division	**Thermal**	**OC**	**33**	**100**	**1.0**	**1.0**	**0.6**
Mines operated by Ingwe	**Thermal**						
DTJV[5]	Thermal	OC/UG	28	16	3.0	3.7	3.5
Total					39.7	18.6	20.2

[1] OC = Open cut. UG = Underground.

[2] Life of mine figures are estimates based on planned and scheduled extraction of reserves.

[3] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of mine production amounts. Production figures have been extracted without material amendment from the Guarantor's management records.

[4] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of attributable sales. Sales figures have been extracted without material amendment from the Guarantor's management records.

[5] DTJV comprises the Douglas and Middelburg mines.

Mines, projects and developments

Tweefontein Division

The Tweefontein Division consists of three wholly-owned mines: Waterpan, Boschmans and Witcons.

Two main mining methods are utilised in this division to extract the reserves: contractor truck-shovel open cut methods at Waterpan, Witcons and the Goedgevonden mini-pit; and underground continuous miner bord and pillar extraction at Boschmans and Witcons. The last cut-drill-blast underground section was phased out in early 2006. The productivity of the continuous miner operations has been significantly improved over the last three years through the application of improved planning, measurement and training systems.

iMpunzi Division

The iMpunzi Division consists of the Phoenix mine, plus the ATC and ATCOM mines.

Phoenix and ATC are underground operations principally using highly productive continuous miner methods. Phoenix is still using two cut-drill-blast systems alongside a recently commissioned continuous miner. ATCOM is a dragline open-pit operation utilising a BE1570W walking dragline as its principal earthmover and truck shovel methods for pre-strip and coal recovery.

Southstock Division

The Southstock Division consists of the Tavistock and South Witbank mines which are both underground operations using highly productive continuous miner methods.

Mpumalanga Division

The Mpumalanga Division consists of two wholly-owned operating mines: Tselentis and Spitzkop. Mining is taking place in the B and C Seams of the Ermelo coal field both in underground continuous miner sections and also using contractor truck-shovel methods in generally shallow outcrop areas.

Goedgevondon Division

The Goedgevondon Division consists of the Goedgevondon mini-pit. The Enlarged Xstrata Group is completing a feasibility study to scale-up the Goedgevonden operation.

Joint venture mines managed by Ingwe

The Douglas and Middelburg mines are operated by the Enlarged Xstrata Group's joint venture partner Ingwe under the Douglas/Tavistock joint venture ("DTJV"). Douglas consists of both underground and open pit operations and Middelburg is an open cut mine. In 2005, a pre-feasibility study was carried out in respect of the Douglas Middelburg Optimisation Project (managed by BHP Billiton) designed to extend the economic life of the complex to 2033.

Projects and developments

In South Africa, the Enlarged Xstrata Group is completing a feasibility study to scale up the Goedgevonden operation; the work is well advanced and it is anticipated that approval will be sought from the Board in late 2006 to proceed with the development of an open pit mine which will annually produce 12 Mt of raw coal washing to 3 Mt of export quality coal and between 3 Mt and 4 Mt of coal suitable for supply to Eskom. The timing of the project is contingent upon rail infrastructure and the Richards Bay Coal Terminal expansion discussed below in this Part XII — "Description of the Former Xstrata Group's business — Transportation of the South African operations' coal — Richards Bay Coal Terminal Phase V expansion project".

As of 24 August 2006, ARM Coal, which is 51% owned by ARM and 49% owned by the Enlarged Xstrata Group holds a direct 51% interest in the Goedgevonden project. For further information, see below in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Agreement to establish ARM Coal".

The commencement of the mining of the "5 Seam" resources in the Tavistock and South Witbank areas is planned for early 2007. Planning work aimed at maximising the utilisation of resources around all of the operations is well advanced. Furthermore, conceptual studies to modernise coal beneficiation and handling infrastructure in both the Tweefontein and iMpunzi areas is being progressed; the objective of the work is to identify opportunities to improve yields and reduce coal processing and handling costs. The Coal Business also conducted further studies in 2005, following the pre-feasibility work, for a new processing plant and export load out system located at Boschmans. This new plant is planned to process coal from Boschmans, Waterpan and Witcons to provide improvements in yield and operating cost.

These projects and developments are being funded from the Enlarged Xstrata Group's existing resources.

Sales and marketing of the South African operations' coal

The marketing of the South African operations' coal is managed through Xstrata Coal Marketing AG with the exception of domestic sales and sales with certain African countries which are managed directly by the South African operations (other than domestic sales from the DTJV, which are managed by Ingwe). Xstrata Coal Marketing AG and Xstrata AG have entered into a Market Advisory Agreement with Glencore International in respect of the South African coal exports that it manages. For further information, see Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Commercial relationship — Coal Business" of these Listing Particulars.

On an air-dried basis, the export coals produced by the South African operations have a relatively low sulphur content and low moisture levels. The ash content of the South African operations' high grade export coals is approximately 14% (on an air-dried basis) and have a gross calorific value ranging from 6,400 to 6,700 kilocalories per kilogramme, whereas its low grade export coals have an ash content of approximately 20% (on an air-dried basis) and have a gross calorific value ranging from 5,600 to 6,100 kilocalories per kilogramme. The South African operations' coal produced for domestic customers generally has a higher sulphur and ash content and a comparatively lower calorific value than the South African operations' typical export product.

All sales figures in these Listing Particulars in relation to the South African operations refer to attributable sales. The South African operations' principal marketing strategy is to maximise sales of high margin export coal, using all of its Richards Bay Coal Terminal entitlement. The South African operations sell their incremental tonnage into the domestic market.

Of the South African operations' attributable sales of 20.4 Mt in 2005, approximately 66% was exported. The major market for exports was Europe, with the United Kingdom, Spain, Germany and France being the South African operations' largest European purchasers. Outside of Europe, Israel was the largest importer of the South African operations' export coal production. Of the thermal coal exported by the South African operations in 2005, approximately 95% was sold for use in the power industry and the remainder mainly for use in either metallurgical or industrial applications such as the cement industry. The South African operations' eight largest export thermal coal customers represented approximately 64% of its total South African exports in 2005. The Guarantor does not believe the South African operations are overly dependent upon any one customer.

The following table sets out the geographical breakdown of attributable sales of the Coal Business's South African mines for the year ended 31 December 2005:

	Percentage of sales (%)
European and Mediterranean	59
South Africa	34
Other export	7
Total	100

Of the Coal Business's South African domestic sales of 6.9 Mtpa, approximately 66% was sold to Eskom, the South-African state-owned electricity utility. The major domestic industrial consumers are the paper, sugar, chemical and metallurgical industries and municipal power stations. The South African operations supplied approximately 8.48% of the domestic industrial market in 2005 (which excludes lower margin sales to Eskom for electricity generation and Sasol for the production of synthetic fuels and chemicals, and in which the Coal Business only has an approximately 4.4% market share).

In 2005, approximately 57% of the Coal Business's South African export sales were under spot contracts, with the remaining sales being under term coal supply agreements of one year or longer. In 2005, approximately 87% of the Coal Business's domestic sales were under term contracts, the most significant being with Eskom for the Duvha Power Station, which runs until 2014 with an option to renew for two further 10-year periods.

Transportation of the South African operations' coal

In 2005, all of the coal exported by the Coal Business's South African operations was loaded through the Richards Bay Coal Terminal. The terminal is capable of loading vessels of various sizes and is the only port facility in South Africa with capacity for substantial coal export volumes. The Richards Bay Coal Terminal loaded approximately 69 Mt onto vessels during 2005. All coal that the Coal Business's South African operations export through the Richards Bay Coal Terminal is transported by Spoornet, the State-owned railway operator. In 1995, the shareholders of the Richards Bay Coal Terminal entered into a 10-year agreement under which Spoornet agreed to provide transport of coal exports up to 69.0 Mtpa to the Richards Bay Coal Terminal. These agreements expired in March 2005 and the shareholders entered into a new agreement in 2006, after a transitional period during which they operated under a temporary extension in order to provide the time to fully investigate an expansion of the terminal. It is envisaged that new long-term rail agreements will be agreed to commence from 1 April 2008 onwards. Spoornet transported a

total of approximately 68.6 Mt of coal (as measured at port) during 2005. Xstrata believes that Spoornet is one of the largest rail transporters of coal in the world.

The Enlarged Xstrata Group has a 20.9% interest in the Richards Bay Coal Terminal, which is owned by seven coal producing companies in South Africa including Ingwe (a subsidiary of BHP Billiton) and Anglo Operations Limited (a subsidiary of Anglo American). The terminal is in the deepwater port of Richards Bay, on the north-eastern coastline of South Africa. It has a nominal annual capacity of 72 Mtpa; the actual throughput for 2005 was approximately 69 Mt. The Coal Business's South African operations are entitled to approximately 13.4 Mtpa, after deducting capacity allocated to non-shareholders who are primarily black empowered junior miners, and net entitlement transferred to and from the South African operations' two joint ventures.

Richards Bay Coal Terminal Phase V expansion project

A new shareholders' agreement has been signed by the Richards Bay Coal Terminal Company shareholder, providing for the Phase V expansion project, which is planned to increase total throughput capacity to 91 Mtpa. If demand exceeds 91 Mtpa, then the shareholders have agreed that the port will be expanded to meet such demand. The incremental 19 Mtpa will have 4 Mtpa allocated to small emerging black empowerment coal producers, 6 Mtpa to the black controlled South Dunes Coal terminal consortium and 9 Mtpa for subscription. If oversubscribed, the subscription capacity will be allocated preferentially to black empowerment coal producers. The Guarantor is confident that it will be able to access the export capacity it requires, particularly after the positive endorsements by key stakeholders of its recently concluded black empowerment deal with ARM.

While the capacity of the Richards Bay Coal Terminal has been a constraint on the amount of coal that the Coal Business's South African operations can export and will continue to be a constraint whilst the Phase V expansion is implemented, production and planning across all of the Coal Business's South African operations' mines are co-ordinated to optimise their entitlement to use this facility.

Mineral right applications and conversions

Xstrata Coal South Africa ("XCSA"), the coal division of Xstrata South Africa, has to date received notification that it has been granted 16 new order prospecting rights and has had a number of further prospecting right applications accepted by the Department of Minerals and Energy (the "DME"). XCSA initially applied for 53 prospecting rights (including the 16 new order prospecting rights that it has been granted) of which 20 (in addition to those 16 new order prospecting rights) are currently considered to have reasonable prospectivity. Of these 20 rights, 10 have been granted and, following discussions with the DME, XCSA expects that the other 10 will be granted in due course. XCSA has regular meetings with the DME in this regard.

With regard to the conversion of existing mining authorisations into new order mining rights, XCSA has implemented processes to address, and is making real progress in, the transformational issues required by the legislation and associated black empowerment charter for the mining industry including human resource development and employment equity issues, housing and nutrition, migrant labour and procurement from HDSAs. With regard to the requirement that 15% of the industry be owned by HDSAs by 2009 and 26% of the industry be owned by HDSAs by 2014, XCSA entered into an agreement with ARM in February 2006, which completed on 24 August 2006, to satisfy these conditions. For further information, see below in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Agreement to establish ARM Coal". See also the risk factors in Part IV — "Risk factors — Industry risks relating to the Enlarged Xstrata Group — Australian native title and South African land claims" and "Risk Factors — Industry risks relating to the Enlarged Xstrata Group — South African MPRDA and Empowerment Charter" of these Listing Particulars.

Colombian operations

Overview

The Cerrejón mining operation is a privately-owned, independently-managed joint venture, in which, through wholly-owned subsidiaries, each of BHP Billiton, Anglo American and Xstrata has a one-third indirect interest.

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world, with a saleable reserve base in excess of 900 Mt as at 30 June 2005. The business is involved in the exploration, production, transportation and shipment of high-grade thermal coal, mined at Cerrejón's deposits, to markets principally in Europe and the Americas.

Located in La Guajira state, in the North-Eastern part of Colombia adjacent to the Venezuelan border, Cerrejón is positioned to supply the import markets of Europe and the Eastern and Gulf Coasts of the United States. Total current infrastructure capacity is estimated to be approximately 29 Mtpa and, in the year ended 31 December 2005, Cerrejón produced approximately 26 Mt of export thermal coal predominately for the European and United States power generation markets.

Cerrejón's coal mining operations are carried on across approximately 69,000 hectares, in which four separate areas are contracted: the North, Central and South Zones, and the Patilla Area. Cerrejón owns an export facility 150 kilometres north-east of the mine on the Caribbean coast at Puerto Bolivar which is connected to the mine by means of a dedicated single-track railway line.

In July 2005, as a result of growing demand in Europe and the Americas, the former joint venture partners (BHP Billiton, Anglo American and Glencore International) approved the progressive expansion of Cerrejón's coal capacity to 32 Mtpa by 2008. The high quality export energy coal is produced from open cut mines utilising traditional truck and shovel methods. Production to meet the approved expansion is intended to be sourced from a number of lease areas, which expire in 2034 with the exception of the Oreganal lease that expires in 2022. The cost of this expansion is currently forecast to be approximately US$129.6 million in aggregate (or approximately US$43.2 million for each of the joint venture members).

Mine, projects and developments

The mine, support facilities and services

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world.

Cerrejón's mining operations start with the removal of surface and top soil layers, which are stored for use in rehabilitation.

The overburden is drilled, blasted and loaded out utilising mining shovels and a truck fleet. Coal seams are exposed and prepared for mining, loaded and transported in trucks to stockpiles and crushers. Crushed coal is conveyed into two silos for loading onto trains for transport to Puerto Bolívar.

There are facilities on site at the Cerrejón mine for carrying out maintenance of trucks, tractors and scrapers. Other facilities include reconstruction depots, administrative offices and telecommunications systems between mine, railroad, port and Cerrejón's administrative headquarters and support offices.

There are also administrative headquarters and support offices in the city of Bogota.

Projects and developments

In May 2005, a feasibility study was completed for an expansion of the mine's infrastructure capacity from 29 Mtpa to 32 Mtpa at a current estimated capital cost of approximately US$129.6 million. The expansion was approved in July 2005 by the former shareholders of Cerrejón and is underway, with completion scheduled for 2008. Work has commenced on feasibility studies to expand the coal production and export capacity beyond 32 Mtpa. Such expansion would aim to exploit the existing reserve base to take advantage of growing demand for import coal in Europe and the United States and require further capital expenditure for mining equipment, transport and other infrastructure.

Sales and marketing of Cerrejón's coal

Coal produced at Cerrejón benefits from relatively low ash content (approximately 8.2%), a low sulphur dioxide emissions profile and high calorific value, making it ideal for power generation.

The markets in which Cerrejón sells its product are competitive. Competition is largely on the basis of price. Cerrejón competes with numerous suppliers of thermal coal. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which Cerrejón operates.

Cerrejón is one of the largest export thermal coal mines in the world. Significant Atlantic and global export thermal coal competitors, beside its joint venture partners Anglo American and BHP Billiton, are currently Rio Tinto, Drummond (a privately-owned coal producer with operations in Colombia) and coal producers operating in China, Indonesia and Russia.

CMC Coal Marketing Company Limited markets coal from Cerrejón.

Transportation of Cerrejón's coal

The rail system of 150 kilometres links the mine with the export ocean terminal at Puerto Bolivar on the Caribbean coast. The coal is transported in trains loaded at the silos, through a continuous miner process system. The complete cycle of loading, transportation, unloading at the port and the return of trains to the mine typically takes approximately 12 hours. Additionally, there is a service train that transports supplies, materials and spare parts. The railroad system is electronically controlled from a central traffic station located at the mine.

Puerto Bolívar is one of the largest export coal ocean terminals in Latin America. It receives vessels of up to 175,000 dead weight tonnes, overall length of 300 metres and beam widths of 45 metres. Its navigable channel is 19 metres in depth, 265 metres in width and four kilometres in length.

The main coal facilities at the port are a train unloading station, three stacker-reclaimers, and a lineal shiploader to put the coal into the vessels, at a rate of 4,800 tons per hour.

The port also has a supply pier to receive ships of up to 30,000 tons that arrive with machinery, spare parts, fuel and other materials required for the mining operation.

Cerrejón also uses two airports, one at the mine and a second in Bolívar.

Litigation and indemnities

Cerrejón is engaged in the following litigation which may have a significant effect on Cerrejón and/or on Cerrejón's financial position or profitability:

- *Unpaid royalties.* There are three separate class actions alleging that two of the Cerrejón Operating Companies have not paid due and proper royalties on the coal they have produced. The combined amount of damages sought is approximately US$107 million;
- *Unpaid 2002 income tax.* The Colombian national tax authority is alleging that one of the Cerrejón Operating Companies owes it an additional US$13.7 million in respect of its 2002 income tax assessment; and
- *Privatisation of Cerrejón Zona Norte.* A number of claims have been made and threatened against Cerrejón Zona Norte and others relating to the sale of the Colombian State's interest in Cerrejón Zona Norte. In three of the claims, the amount of damages sought is estimated to be US$67.7 million; however, the claimant has also requested an alternative declaration of damages of US$1.3 billion and a declaration that the privatisation is null and void. In another claim, which is yet to be served on the Cerrejón Operating Companies, the amount of damages sought is approximately US$3.4 billion and one of the claimants in that claim is seeking an alternative declaration that the privatisation is null and void. In another claim, the amount of damages sought from Cerrejón Zona Norte is approximately US$11 million.

Based on its external legal advice, Cerrejón considers that it is not likely that any liability will result from the above claims and the above claims are being and will be vigorously defended by Cerrejón.

Under the Cerrejón Acquisition Agreement, the Cerrejón Vendors have agreed to indemnify the Cerrejón Purchasers in respect of losses arising out of the claims referred to above. The Cerrejón Vendors have no liability under the indemnity for unpaid 2002 income tax unless the amount claimed by the Cerrejón Purchasers exceeds US$3.5 million. The Cerrejón Vendors have no liability in respect of the claims described above for unpaid mining royalties and the claims relating to the privatisation of Cerrejón Zona Norte and its successors, or certain environmental and health claims by the inhabitants of certain areas where Cerrejón operates, unless the amount of the liability of the Cerrejón Vendors exceeds US$2 million.

The Colombian national tax authority has alleged that Carbones del Cerrejón LLC owes it an aggregate amount of US$42 million in respect of Carbones del Cerrejón LLC's 1996 and 1997

income tax assessments. Carbones del Cerrejón LLC and its shareholders are indemnified in respect of this claim by Exxon Mobil Corporation. The 1996 claim was recently resolved in favour of the Colombian national tax authority, with the amount paid to the authority having been successfully claimed and paid under the indemnity.

Former Xstrata Group Copper Business summary

Introduction

The Former Xstrata Group Copper Business, which was acquired by the Former Xstrata Group in June 2003 as part of the acquisition of MIM and expanded in June 2006 with the acquisition of the Tintaya mine and associated satellite deposits in Peru, incorporates two operating mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru. Concentrate from the Ernest Henry mine is transported to the Mount Isa smelter where it is processed along with concentrate from the Mount Isa mine into anode copper. Surplus concentrate production is sold to third parties. The anode is refined at the Enlarged Xstrata Group's refinery in Townsville. The Alumbrera mine in Argentina produces a copper-gold concentrate and doré and the Tintaya operation produces copper concentrate and copper cathode, in each case for sale to third parties.

Exploration activity in north-west Queensland is continuing to focus on leveraging value from the Former Xstrata Group Copper Business's strong regional asset and infrastructure base in north Queensland, targeting mineralisation in the Mount Isa/Cloncurry district. The Antapaccay and Coroccohuayco satellite deposits near the Tintaya mine may also provide significant future development potential.

Reserve and resource base

The table below sets out the Former Xstrata Group Copper Business's attributable copper reserves and resources base as at 30 June 2005, with the exception of Alumbrera for which the figures are as at 30 June 2006:

Name of operation	% Ownership	Mining method	Commodity	Ore reserves[1]		Mineral resources[2]		
				Proved	Probable	Measured	Indicated	Inferred
				Mt (except as otherwise stated)				
Mount Isa	**100.0**							
X41 Mine 1100 & 1900 Orebodies		UG	Ore	35	12	61	20	20
			% Copper	2.2%	1.8%	2.3%	1.8%	2%
Enterprise Mine 3000 & 3500		UG	Ore	33	6.7	57	12	2
			% Copper	3.6%	3.2%	3.5%	2.9%	2.4%
Orebodies								
Open Pit		OC	Ore	—	—	98	69	110
			% Copper	—	—	1.4%	1.2%	1%
Ernest Henry	**100.0**			—	—			
Open Cut		OC	Ore	48	22	48	22	1
			% Copper	1.0%	0.9%	1.0%	0.9%	0.4%
			Gold g/t	0.5	0.4	0.5	0.4	0.2
Underground		UG	Ore	—	—	—	21	23
			% Copper	—	—	—	1.5%	1.4%
			Gold g/t	—	—	—	0.7	0.7
Bajo de la Alumbrera	**50.0**	OC	Ore	380	24	400	24	—
			% Copper	0.45%	0.42%	0.45%	0.42%	—
			Gold g/t	0.49	0.43	0.48	0.43	—
Las Bambas	**100.0**	OC	Ore	—	—	—	200	100
			% Copper	—	—		1.2	0.9
			Molybdenum ppm	—	—		210	100
			Gold g/t	—	—		0.12	0.08
Ferrobamba skarn		OC	Ore	—	—	—	84	30
			% Copper	—	—		1.7	0.9
			Molybdenum ppm	—	—		270	100
			Gold g/t	—	—		0.20	0.2
Ferrobamba other		OC	Ore	—	—	—	48	30
			% Copper	—	—		0.82	0.7
			Molybdenum ppm	—	—		200	100
			Gold g/t	—	—		0.08	0.04
Chalcobamba skarn		OC	Ore	—	—	—	33	40
			% Copper	—	—		1.1	1.0
			Molybdenum ppm	—	—		160	100
			Gold g/t	—	—		0.05	0.05
Chalcobamba other		OC	Ore	—	—	—	16	2
			% Copper	—	—		0.71	0.8
			Molybdenum ppm	—	—		200	90
			Gold g/t	—	—		0.03	0.05
Sulfobamba skarn		OC	Ore	—	—	—	14	8
			% Copper	—	—		1.1	0.7
			Molybdenum ppm	—	—		140	100
			Gold g/t	—	—		0.04	0.04
Sulfobamba other		OC	Ore	—	—	—	7.6	0.0
			% Copper	—	—		0.86	
			Molybdenum ppm	—	—		200	
			Gold g/t	—	—		0.04	

The above table does not include reserve or resource information for Tintaya, which was acquired in June 2006. See below for reserve and resource information for Tintaya.

The above table sets out the Former Xstrata Group Copper Business's attributable copper reserve and resource base, based on (with the exception of Alumbrera) the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. The figures set out in the table above for Alumbrera are extracted from the Alumbrera Ore Reserves and Mineral Resources Report. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve amounts.

(2) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of inferred resource estimates.

Tintaya has Proved and Probable Ore Reserves of 91 Mt, comprising copper oxide ore at an average 1.63% copper grade and copper sulphide ore at an average 1.31% copper, as at 30 June 2005. At that date, Tintaya had a further 24 Mt of Inferred Resources at 1.25% copper grade.

Production

The tables below set out the total and attributable mine production and attributable smelter and refinery production of the Former Xstrata Group Copper Business (broken down between the Former Xstrata Group Copper Business's three copper mines) for the years ended 31 December 2004 and 31 December 2005.

Copper production[1]	Type of mine[2]	Life of mine (years)[3]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2004 Mine production[5]	2004 Attributable production[5]	2005 Mine production[5]	2005 Attributable production[5]
				Tonnes			
Mount Isa	UG	13	100	170,197	170,197	177,482	177,482
Ernest Henry Mine	OC	7	100	114,007	114,007	129,010	129,010
Bajo de la Alumbrera[4]	OC	10	50	176,439	88,220	187,317	93,659
Total Former Xstrata Group Copper Business				460,643	372,424	493,809	400,151

The above table does not include production information for Tintaya, which was acquired in June 2006. Tintaya produces around 120,000 tpa of high quality copper cathode and concentrate per annum.

(1) See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

(2) UG=Underground. OC=Opencut.

(3) Life of mine figures are estimates based on planned and scheduled extraction of reserves.

(4) The Enlarged Xstrata Group has a 50% interest in the mines' operating company, Minera Alumbrera Limited.

(5) These production figures refer to contained copper, produced from ore (excluding reprocessed slag).

Attributable smelter and refinery production[1]	Year ended 31 December 2004	2005
	Mt	
Mount Isa Copper Smelter (anode)	236,252	220,263
Townsville Refinery (refined)	237,621	219,198

(1) These production figures refer to contained copper.

Financial information

The table below provides selected summary financial information in relation to the Former Xstrata Group Copper Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual

Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

Former Xstrata Group Copper Business	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006[4]	
	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]
Revenue[1]	1,598.3	24.7	2,007.8	24.9	1,718.2	33.2
EBITDA (before non-trading items)[1],[2]	856.7	41.5	1,131.1	36.5	1,184.0	52.3
EBIT (before non-trading items)[1],[2]	644.3	43.0	919.5	36.5	1,076.8	55.3

The above table does not incorporate financial information for Tintaya for the year ended 31 December 2004 or for the year ended 31 December 2005. Following the acquisition of Tintaya in June 2006, accounting for Tintaya within the Former Xstrata Group is included from the date of its acquisition in the interim unaudited IFRS financial statements for the six months ended 30 June 2006. See below for financial information for Tintaya for the year ended 31 December 2005.

[1] Includes minority interests, but excludes share of results from associates.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see Part II — "Presentation of information — Presentation of financial information" of these Listing Particulars.

[3] As a percentage of the Guarantor's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

[4] For further information on the financial results of the Former Xstrata Group for the six months ended 30 June 2006, see the 2006 Xstrata Interim Report (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars) and the press release accompanying the 2006 Xstrata Interim Report (which has been set out below in full in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report).

For the year ending 31 December 2005, Tintaya's revenue was US$389 million, EBITDA was US$250 million and it generated profit before tax (before workers' profit share) of US$196 million. The Tintaya financial information presented above has been extracted without material adjustment from, or is based upon, financial statements prepared under Peruvian GAAP as at and for the year ended 31 December 2005.

Mining operations

Mount Isa

Total Mount Isa mine production amounted to approximately 177 kt of copper in concentrate from ore in the year ended 31 December 2005.

Copper operations at Mount Isa, located in North West Queensland, include three underground mines (X-41, Enterprise and 1900 Orebody), with a flotation concentrator, copper smelter and associated infrastructure. The Mount Isa operations are 100% owned by the Enlarged Xstrata Group.

Ore is processed in a conventional copper concentrator with a throughput capacity of 7 Mtpa. Concentrates are smelted in the Mount Isa smelter to produce copper anodes.

During 2004, the development of the Northern 3500 underground copper orebody at Mount Isa's Enterprise copper mine was approved. The project will provide an additional high-grade mining zone in Enterprise, enabling the mine to maintain its rated capacity of 3.5 Mtpa and improve the utilisation of the existing hoisting and concentrator capacity. Initial production is scheduled to commence in 2007.

The Former Xstrata Group Copper Business has established a dedicated project team at Mount Isa to evaluate the potential for exploiting known resources contained within the 500 orebody and "halo" mineralisation surrounding the 1100 orebody. Pre-feasibility work is scheduled to commence on both of these projects during 2006, with initial resource estimates expected by early 2007.

Ernest Henry

The Ernest Henry copper-gold mine, located approximately 38 kilometres northeast of Cloncurry in northwest Queensland, commenced operation in 1997. Ernest Henry operations are 100% owned by the Enlarged Xstrata Group.

The copper-gold mine produced approximately 129 kt of copper in concentrate and 167,000 ounces of gold in concentrate in the year ended 31 December 2005.

The Ernest Henry Mine is an open pit operation. Mining of ore is scheduled to cease in 2009, although ore from the long-term ore stockpiles will be processed until 2012. The resource is open at depth and the potential to extend the mine life through underground mining is under investigation.

The plant is a conventional concentrator with the capacity to process up to 11 Mtpa of ore to produce flotation concentrate. The copper-gold ore is crushed in a gyratory crusher, ground in a SAG-ball mill, and floated for the production of a copper-gold concentrate which is predominately trucked to Mount Isa for smelting with the excess shipped to Townsville for transport to third-party smelters.

Alumbrera

The Alumbrera copper-gold mine in Argentina produced 187 kt of copper in concentrate and 577,000 ounces of gold in concentrate and doré in the year ended 31 December 2005.

The Enlarged Xstrata Group holds a 50% interest and management rights in Minera Alumbrera Limited ("MAA"), the operating company of the Alumbrera mine, with Goldcorp Inc. (following its merger with Wheaton River Minerals Ltd. in 2005) and Northern Orion Resources Inc. holding 37.5% and 12.5% respectively. MAA has an interest in the proceeds of the Alumbrera mine under an agreement with a state owned corporation in Argentina (referred to by its Spanish acronym "YMAD") which owns the deposit. Under the terms of the agreement, MAA has the right to a 100% working interest in the mine. The Alumbrera project began commercial production in 1998. Under the project documentation, following recovery of the initial capital costs by the joint venture parties, YMAD is entitled to a 20% net proceeds royalty payment payable on a quarterly basis for the balance of the mine life, which is currently estimated at 10 years. The first such royalty payment of US$33 million was paid to YMAD in August 2006, after taking into account previous advance payments totalling US$16 million which in 1997 were agreed to be made to YMAD over subsequent periods to assist the local community.

The Alumbrera project began commercial production in 1998. The mine is located in the Province of Catamarca in North West Argentina. Alumbrera comprises the following principal facilities: an open pit mine and concentrator; a 316 kilometre long concentrate slurry pipeline; a 202 kilometre power line; a filter plant; and port and handling facilities near Rosario on the Paraná River. Copper ore is mined from an open pit mine and processed in a concentrator. The processing plant is a conventional flotation concentrator using semi-autogenous grinding mills, followed by ball mills, flotation circuits, and concentrate thickeners. The processing produces a copper concentrate containing gold and a separate gold-silver doré is produced from the gravity circuit. The final copper concentrate is thickened and then is pumped via a slurry pipeline to a filter plant located near Tucuman. The filter plant produces a low-moisture cake, which is loaded onto rail cars for transport to the MAA port facilities at Puerto General San Martin for shipment to third party smelters.

A further expansion to the grinding circuit of the Alumbrera concentrator, which is expected to increase mill throughputs by approximately 8%, from 37 Mtpa to 40 Mtpa, was approved in June 2005. The project is scheduled for commissioning in December 2006. The expansion is aimed at further improving mill productivities, maintaining a more consistent production profile and fully utilising the downstream capacity of the pipeline and filter plant.

Following the addition of 120 million tonnes of reserves to the ore reserve base at Alumbrera in 2004 and 2005, Alumbrera management continued with the in-pit resource definition programme in 2006, with the objective of further extending the ore reserve base at the mine during 2006. In addition, the Former Xstrata Group Copper Business has continued its Alumbrera district exploration programme independently of the Alumbrera joint venture work. Exploration drilling at the Filo Colorado prospect in Catamarca is expected to commence in the second half of 2006, on completion of access road construction.

Tintaya

Tintaya is located in the Espinar province, southern Peru, and consists of an open pit mine and processing operations, comprising both a copper concentrator for sulphide ore and a solution extraction/electrowinning ("SX/EW") processing plant for oxide ore. SX/EW is a two-stage process that first dissolves oxide copper into solution and upgrades copper ions from low-grade leach solutions into a concentrated electrolyte, and then deposits pure copper onto cathodes using an electrolytic procedural. Both copper concentrates from the sulphide ore and cathodes from the SX-EW plant are trucked to the port of Matarani.

The nearby Antapaccay and Coroccohuayco satellite deposits may also provide significant future development potential.

Tintaya produces around 120,000 tones of high quality copper cathode and concentrate per annum, and has significant growth potential. Tintaya has Proved and Probable Ore Reserves of 91 million tonnes, comprising copper oxide ore at an average 1.63% copper and copper sulphide ore at an average 1.31% copper, as at 30 June 2005. In addition, at that date Tintaya had a further 24 million tones of Inferred Resources at 1.25% copper.

Smelting and refining operations

Isa copper smelter

The Isa copper smelter, which utilises ISASMELT furnace technology, is part of the Mount Isa operations with a current nameplate capacity of 240 ktpa of anode copper. The concentrate feed sources are from the adjacent Mount Isa copper concentrator and the Ernest Henry mine. Anode copper is the primary product from the smelter, which is sent by rail to the Enlarged Xstrata Group's Townsville copper refinery.

A project was completed in the first half of 2006 to construct a leaching plant to recover around 2,500 tpa of additional copper from the electrostatic precipitator dust in the Mount Isa copper smelter.

In November 2004, capital expenditure was approved to expand the capacity of the Mount Isa copper smelter and improve its efficiency. The project comprises the installation of a second rotary holding furnace, a copper slag cleaning furnace and associated plant and equipment. These are all designed to increase the smelter's nameplate capacity from 240,000 tpa of anode copper to 280,000 tpa of anode copper and to obviate the current need for slag re-treatment through the smelter. This project is being progressively commissioned in the second half of 2006. Further enhancements, including two additional oxygen plants to achieve a production capacity of 300,000 tpa, are planned by mid-2007.

The smelter is connected to a third party acid plant which treats sulphur dioxide gases from the primary and secondary smelting stages. Approximately 80-85% capture is currently achieved and following additional incremental capital investment, capture levels are expected to reach 90-95% in the next few years.

Townsville

The Townsville operations encompass a copper refinery, port operations, marketing, customer services and logistics.

Copper refinery

The copper refinery in Townsville produces 99.997% pure LME Grade A copper cathode, using ISAPROCESS technology (which was developed by Xstrata Technology). The plant currently has a nameplate capacity of 280,000 tpa of cathode copper, although capacity is constrained by the throughput of anode copper from the Mount Isa copper smelter. Capacity is expected to increase to 300,000 tpa as the anode production increases. A facility for producing stainless steel cathodes for use in the ISAPROCESS technology adjoins the refinery. Copper produced using ISAPROCESS technology accounts for over 30% of global refined copper production.

Townsville port operations

The facility is at the Port of Townsville in North Queensland. Bulk copper and zinc concentrates are received by rail and transferred to covered storage before ship loading. The site also handles copper cathode and lead bullion.

The bulk handling operation includes a rail car dumper, conveyors, covered storage, conveyors to ship loading, and cranes with "clam shell" buckets for ship unloading. Ships of 45,000 tonnes capacity can be received at the berths.

Sales and marketing

Concentrates from the Mount Isa and Ernest Henry operations which are not processed in the Mount Isa copper smelter are sold to Glencore International under the terms of a concentrate off-take agreement. Copper cathode from the Townsville refinery is sold to third parties in both the Australian market as well as the export market. Copper cathode destined for the export market is sold to Glencore under terms of an off-take agreement. For further information, see Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Commercial relationship — Copper Business" of these Listing Particulars.

The Alumbrera concentrate is of high quality and consistency with high gold value. Approximately 90% is sold under smelter or trader frame contracts and the remainder is sold into the spot market.

Projects and developments

Las Bambas

In August 2004, the Former Xstrata Group acquired rights to explore and develop the Las Bambas copper-gold-molybdenum project in southern Peru for US$120 million. Exploration is underway, with a workforce of 600 employees and contractors at the site.

In 2005, 56,000 metres of diamond drilling for exploration and resource definition were completed in the Ferrobamba, Chalcobamba and Sulfabamba deposits. First year drilling results indicated three high potential skarn and porphyry resource areas, which could form the base of a major 200-250 ktpa copper, gold and molybdenum operation, with further upside from other satellite deposits. The 2006 drilling programme, comprising an additional 100,000 metres to improve definition of the lateral and depth continuity of these three deposits, and to test two of the satellite deposits, is nearing completion. Another major drilling programme is planned for 2007 to bring the main deposits to "Indicated Mineral Resource" and "Measured Mineral Resource" status.

Roseby

In March 2005, the Former Xstrata Group Copper Business agreed to invest in a listed exploration company, Universal Resources Limited. The investment provides the Former Xstrata Group Copper Business with the right to explore and options to acquire 51% of the Roseby copper deposits in the Mount Isa Inlier in north west Queensland. The investment in Universal is being used to part-fund an exploration project undertaken by the Former Xstrata Group Copper Business for additional copper sulphide mineralisation within the Roseby tenement area during 2005 and 2006. Known as the Sulphide Extension Exploration Project ("SEEP"), principal exploration targets are expected to be beneath and adjacent to the native copper deposits within the Roseby Feasibility Project. Drilling in the SEEP commenced in the second half of 2005, following delineation of the more prospective areas.

Tampakan

The Enlarged Xstrata Group holds an option to acquire 62.5% of the Tampakan copper-gold deposit in the Philippines. Agreement was reached with the current project owner Indophil Resources on the detailed scope and resourcing required to complete a project pre-feasibility study and progress is well advanced on that study. The mineral resource estimate was updated in the first quarter of 2006 using drilling results for the period to February 2006 and increased metal prices. The new estimate represents a significant increase in resource size and confidence. Using a cut-off grade of 0.3% copper grade, the measured, indicated and inferred resource estimate increased to 1.9 billion tonnes of ore at 0.6% copper and 0.2 grams per tonne of gold.

Former Xstrata Group Zinc Business summary

Introduction

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

The Former Xstrata Group Zinc Business's zinc and lead operations are located in northern Spain, northern Germany, Australia and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter near Bremerhaven in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines in Queensland, Australia; the McArthur River zinc-lead mine in the Northern Territory, Australia; and the Northfleet lead refinery located in UK.

The Former Xstrata Group Zinc Business's main activities are the production of zinc concentrates and zinc and lead metal.

Ore from the Mount Isa underground (which closed at the end of 2005) and Black Star open cut zinc-lead-silver mines and the George Fisher-Hilton mine is concentrated at Mount Isa producing separate zinc and lead concentrates. The zinc concentrate is used by the Former Xstrata Group Zinc Business's zinc smelters and sold to third parties, while the lead concentrate is smelted on the site at the Mount Isa lead smelter, and the lead bullion shipped to the Northfleet lead refinery in the UK for processing. The McArthur River mine produces a bulk zinc-lead-silver concentrate, which is sold to third parties.

Reserve and resource base

The table below sets out the Former Xstrata Group Zinc Business's attributable zinc, lead and silver reserves and resource base as at 30 June 2005:

Name of operation	% Ownership	Mining method	Commodity	Ore reserves[1]		Mineral resources		
				Proved	Probable	Measured	Indicated	Inferred[2]
				Mt (except as otherwise stated)				
Mount Isa[3]	100.0							
Isa Lead Mine		UG	Ore	0.4	—	1.0	0.1	—
			% Zinc	5.9%	—	7.3%	4.2%	—
			% Lead	4.7%	—	6.3%	11.0%	—
			Silver g/t	140	—	180	280	—
Black Star Open Cut		OC	Ore	23.9	3.0	23.5	2.9	2
			% Zinc	5.1%	4.2%	5.2%	4.4%	5%
			% Lead	3.0%	2.5%	3.1%	2.7%	4%
			Silver g/t	57	52	60	57	70
Mount Isa Open Pit — Excl. Black Star		OC	Ore	—	—	84.5	67.6	160
			% Zinc	—	—	4.1%	4.0%	4%
			% Lead	—	—	3.5%	3.4%	3%
		—	Silver g/t	—	—	82	83	59
George Fisher[3]	100.0							
George Fisher South (Hilton) Orebodies		UG	Ore	10.0	8.1	22.0	11.0	8
			% Zinc	7.8%	7.8%	8.9%	8.9%	10%
			% Lead	5.6%	5.5%	6.5%	6.1%	6%
			Silver g/t	130	120	150	130	100
George Fisher North Orebodies		UG	Ore	11.4	9.6	14.0	22.0	50
			% Zinc	8.8%	8.3%	10.0%	9.3%	9%
			% Lead	4.7%	4.0%	5.1%	4.0%	5%
			Silver g/t	92	82	100	78	80
McArthur River	75.0[4]							
Open Cut		OC	Ore	—	52.3	100.0	48.0	—
			% Zinc	—	10.0%	12.0%	9.3%	—
			% Lead	—	4.4%	5.0%	4.6%	—
			Silver g/t	—	45	50	45	—
Woyzbun South Zone		UG	Ore	—	—	8.3	—	—
			% Zinc	—	—	14.0%	—	—
			% Lead	—	—	5.6%	—	—
			Silver g/t	—	—	58	—	—

Definitions

OC = open-cut; UG = underground

The above table sets out the Former Xstrata Group Zinc Business's attributable zinc, lead and silver reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve amounts.

(2) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of inferred resource estimates.

(3) On 2 August 2006, the Former Xstrata Group Zinc Business announced that reserves increased at Black Star and George Fisher from 48 million tonnes in 2004 to 66 million tonnes in 2005, with current total reserves of 81 million confirmed, as follows:

(4) Since acquiring from ANT Minerals Pty Ltd the 25% interest it did not already own in December 2005, the Former Xstrata Group has had a 100% interest in the McArthur River mine.

George Fisher	48.8Mt@8.6% zinc, 4.9% lead and 100g/t silver
Black Star	32.3Mt@5.1% zinc, 3.2% lead and 61g/t silver
Total	81.1Mt@7.2% zinc, 4.2% lead and 84g/t silver

Production

For the year ended 31 December 2005, the Former Xstrata Group Zinc Business's total zinc metal production was approximately 649 kt.

The tables below set out the mine, smelter and refinery production of the Former Xstrata Group Zinc Business broken down between the Former Xstrata Group Zinc Business's mines, smelters and refineries for the years ended 31 December 2004 and 31 December 2005:

Zinc, lead and silver production[1]	Commodity	Type of mine[2]	Life of mine (years)[3]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2004 Mine production	2004 Attributable production	2005 Mine production	2005 Attributable production
					Tonnes (except as otherwise stated)			
Mount Isa (including Hilton and George Fisher)[1]		UG	7-9	100				
	Zinc				191,433	191,433	231,167	231,167
	Lead				118,142	118,142	149,922	149,922
	Silver (koz)				7,616	7,616	10,633	10,633
McArthur River[1]		UG	24	75[4]				
	Zinc				160,620	120,465	153,664	115,233
	Lead				34,950	26,212	34,483	25,862
	Silver (koz)	—	—	—	1,436	1,077	1,390	1,043
Total Former Xstrata Group Zinc Business[1]								
	Zinc				352,053	311,898	384,831	346,400
	Lead				153,092	144,354	184,405	175,784
	Silver (koz)				9,052	8,693	12,023	11,676

Zinc, lead and silver production[1]	Year ended 31 December 2004	2005
	Tonnes (except as otherwise stated)	
Mount Isa Lead Smelter[1]		
Lead in Bullion	139,538	159,557
Silver in Bullion	10,581	11,362
Northfleet[1]		
Refined Lead and Lead in Alloys	125,938	161,350
Refined Silver	8,976	11,859
San Juan de Nieva		
Total Zinc	491,720	501,413
Saleable Zinc	472,444	482,053
Nordenham		
Total Zinc	154,446	147,494
Saleable Zinc	145,121	140,974

[1] Production figures in tonnes for lead and zinc and kozs for silver. Production figures refer to contained metal. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amount. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

[2] UG = Underground.

[3] Life of mine figures are estimates based on planned and scheduled extraction of reserves.

[4] Since acquiring from ANT Minerals Pty Ltd the 25% interest it did not already own in December 2005, the Former Xstrata Group has had a 100% interest in the McArthur River mine. Attributable production figures for the year ended 31 December 2005 are nevertheless calculated as 75% of total mine production for the whole of 2005.

Financial information

The table below provides selected summary financial information in relation to the Former Xstrata Group Zinc Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual

Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

Former Xstrata Group Zinc Business	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006[4]	
	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]
Revenue[1]	1,165.3	18.0	1,448.9	18.0	1,283.9	24.8
EBITDA (before non-trading items)[1],[2]	145.5	7.0	303.1	9.8	433.1	19.1
EBIT (before non-trading items)[1],[2]	79.1	5.3	238.7	9.5	400.2	20.6

(1) Includes minority interests.

(2) IFRS does not define the measures EBITDA (before non-trading items) (*being earnings* before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see Part II — "Presentation of information — Presentation of financial information" of these Listing Particulars.

(3) As a percentage of the Guarantor's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

(4) For further information on the financial results of the Former Xstrata Group for the six months ended 30 June 2006, see the 2006 Xstrata Interim Report (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars) and the press release accompanying the 2006 Xstrata Interim Report (which has been set out below in full in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report)".

Description of operations

The zinc-lead operations comprise:

Australia

- the Mount Isa underground (which closed at the end of 2005) and Black Star open cut zinc-lead-silver mines and the lead smelter;
- the George Fisher-Hilton zinc-lead-silver mine;
- the McArthur River zinc-lead-silver mine;

Spain

- the Hinojedo roasting plant;
- the San Juan de Nieva electrolytic zinc plant;
- the Arnao manufacturing facility;

Germany

- the Nordenham electrolytic zinc plant; and

United Kingdom

- the Northfleet lead refinery.

Mining operations

Zinc, lead and silver from the Mount Isa orebodies are produced from the Black Star open cut mine (commissioned in early 2005) and from the George Fisher-Hilton zinc-lead-silver mine located approximately 20 kilometres to the north of Mount Isa. The Former Xstrata Group Zinc Business is one of the five largest producers of zinc, ranks among the world's leading producers of lead and, together with the Falconbridge Group, is one of the five largest producers of silver, in each case by volume of production.

Mount Isa lead mines

The Mount Isa zinc-lead-silver mines produced 2.19 Mt of ore in the year ended 31 December 2005. The new Black Star open cut mine was commissioned in early 2005 and its production will replace production from the Mount Isa lead mine (which closed at the end of 2005).

The zinc-lead-silver and copper orebodies at Mount Isa occur adjacent to each other. The zinc-lead-silver orebodies extend from the surface to about one kilometre below the surface. Individual orebodies range in widths up to 35 metres and may persist for hundreds of metres in length.

Crushed ore is conveyed to the heavy medium plant at Mount Isa and separated on the basis of ore density. Around 30-35% of the ore is rejected as gangue, waste material, containing very little valuable mineral. Around 95-97% of the zinc, lead and silver metal is recovered and fed to the zinc-lead concentrator. The pre-concentrated ore is held in bins, which feed the concentrator. Zinc concentrates are transported by rail to Townsville for distribution to third party smelters located in Townsville and around the globe to Former Xstrata Group Zinc Business zinc smelters and third parties. Lead concentrate is converted into lead bullion at the Mount Isa lead smelter, then transported to Northfleet for refining. The ore is processed in the Mount Isa concentrator.

George Fisher-Hilton mine

The Hilton mine commenced production in 1990. The George Fisher operation, situated 2 kilometres north of the original Hilton mine, commenced production in 2000. George Fisher is on the same zinc-lead bearing structures as those found at Mount Isa and Hilton, but mining at George Fisher is complicated by cross faulting and softer ground. Hilton and George Fisher ores are trucked to the Mount Isa lead concentrator for processing. The George Fisher-Hilton mine produced 2.58 Mt of ore in the year ended 31 December 2005.

McArthur River mine

The McArthur River zinc-lead-silver mine lies approximately 900 kilometres south-east of Darwin, in the north-eastern part of the Northern Territory. It is one of the world's largest zinc deposits. Until December 2005 it was operated as a joint venture between the Former Xstrata Group (75%) and ANT Minerals Pty Ltd (25%), a consortium of Japanese companies. Since that time, it has been 100% owned by the Former Xstrata Group.

The mine was operated as a fully mechanised underground operation and underground mining operations were scaled down significantly at the beginning of October 2005 as open pit mining commenced at the test pit. Underground production ceased in the last quarter of 2005. In August 2005, Xstrata announced its intention to convert the mine from an underground to an open pit operation to enable production to continue, as underground mining is no longer viable. After 10 years of operation, the most accessible underground ore has been extracted and the underground mining operations, which comprise over 100 kilometres of underground tunnels, have become uneconomical. The development of an open-cut operation is the only way to access the significant ore reserves and secure the future of the operation.

Such development requires Northern Territory government approval. For further information on the approval process, see below under the heading "Projects and developments".

Production from the mine increased by 20% in 2005 compared to 2004, although the head grade declined from 12.7% zinc in 2004 to 11.9% zinc in 2005, due to the depletion of the number 2 orebody, and the mining of bulk stopes and open pit tonnes with lower head grades during the last quarter. As a result, in 2005 zinc in bulk concentrate production decreased by 4% compared to 2004, to 153,644 tonnes.

The concentrator processes ore from the underground mine and utilises conventional crushing, SAG-ball grinding, ultra-fine grinding with IsaMills, and four-stage flotation techniques to produce a bulk zinc-lead concentrate. The McArthur River Mine produced 1.68 Mt of treated ore (1.26 Mt attributable tonnes to the Former Xstrata Group at 75% on a full-year basis, ignoring the Former Xstrata Group's acquisition of ANT Minerals Pty Ltd's 25% interest in December 2005) in the year ended 31 December 2005.

Smelting and refining operations

The Hinojedo Roasting Plant

The Hinojedo roasting plant is located in the Spanish region of Cantabria, near the Port of Santander. The major plant facilities at Hinojedo are a flash roaster and a liquid sulphur dioxide plant. Following cessation of mining activity at the Former Xstrata Group's former Reocín mine in Cantabria, which closed in 2003, concentrates purchased from third parties are being treated at the Hinojedo facility to produce calcine which is then transported to the San Juan de Nieva electrolytic zinc plant.

The San Juan de Nieva electrolytic zinc plant

The San Juan de Nieva electrolytic zinc plant is located in the Asturias region of Spain near the port of Avilés and is one of the leading plants of its kind in the world in terms of production capacity, costs and efficiencies. Following the completion of a further 7,000 tonne expansion in December 2004, the total production capacity of the plant is now 500 ktpa. Xstrata estimates that the plant accounts for approximately 5% of world production.

The plant comprises five major operating areas: concentrate receiving and storage; roasting and sulphuric acid plant; leaching and purification, electrowinning; and casting. The plant utilises conventional technologies for the production of zinc ingots: zinc alloys, zinc for plating and zinc dust and by-products of sulphuric acid, mercury and germanium oxide.

An oleum plant, with an annual capacity of 52 kt, which was commissioned at San Juan in 2003, provides a cost efficient solution to the disposal of sulphuric acid.

The Arnao manufacturing facility

The Arnao manufacturing facility is located approximately four kilometres from the San Juan de Nieva electrolytic zinc plant and produces zinc oxide, zinc dust and rolled lead-silver anodes.

The Nordenham electrolytic zinc plant

The Nordenham smelter is located in Germany at Nordenham on the Weser estuary, opposite Bremerhaven in Northern Germany. The plant was commissioned in 1972. Since then the plant has been expanded and modernised to the current capacity of 145 ktpa of zinc metal.

The plant comprises five major operating areas: concentrate receiving and storage; roasting and sulphuric acid plant; leaching and purification; electrowinning, and melting and casting. The Nordenham smelter produces zinc ingots, zinc alloys, sulphuric acid, cadmium metal, copper cement and lead-silver concentrate. The iron residue, jarosite, is ponded approximately 10 kilometres from the smelter.

Mount Isa lead smelter

The Mount Isa lead smelter treats lead concentrates from the Mount Isa, Black Star and George Fisher-Hilton mines as well as the BHP Billiton-owned Cannington mine, located approximately 150 km from Mount Isa.

The annual production capacity of the smelter is 170 kt of crude lead bullion. In the year ended 31 December 2005 it produced 160 kt.

The crude lead is transported to the Townsville port, where it is shipped to Northfleet for refining.

Northfleet lead refinery

The Northfleet lead refinery has a lead refining capacity of 180 ktpa and in the year ended 31 December 2005 it produced 161 kt.

The facility is located approximately 60 kilometres outside London and has a refining line for processing Mount Isa's crude lead bullion. A second refining line and a recycling facility were closed during 2003.

Projects and developments

Construction of a new zinc concentrates filter plant at Mount Isa was started at the end of July 2006 and is currently being commissioned. The filter plant allows increased zinc concentrate production and reduces the moisture of the concentrates and, therefore, transport costs.

A zinc-lead concentrator revamp project at Mount Isa was approved during the first half of 2006. This project involves upgrading the concentrator capacity to 6.5 Mtpa throughput with the installation of a new reliable milling and flotation circuit by the first half of 2008 at a capital cost of US$120 million. Further developments have identified that a short-term expansion is possible using second-hand equipment that will deliver an improvement in plant capacity. The expected increase in ore throughput is an incremental 1.5 Mtpa with the equipment secured at a cost of less than US$5 million.

The Black Star open pit at Mount Isa was commissioned in early 2005. The mine is expected to produce an average of 2.3 Mtpa during its 11-year life of mine. Potential exists to expand both production and the life of mine with expansion studies currently in progress.

In August 2005, Xstrata announced its intention to convert the McArthur River mine from an underground to an open-cut operation to enable production to continue at the mine. Without such conversion, the mine would face the prospect of closure. For further information on the McArthur River mine, see above under the heading "McArthur River mine". The change of mining method requires Northern Territory government approval. In August 2005, a draft Environmental Impact Statement ("EIS") was lodged with the Northern Territory Government for the open cut conversion. In December 2005, an EIS Supplement was submitted responding to around 150 matters raised through a public review process. At the conclusion of the EIS process on 23 February 2006, the Northern Territory Minister for Environment and Heritage, recommended against the mine proposal. This recommendation was passed to the Minister for Mines and Energy who on 20 March 2006, referred the matter back to the Environmental Protection Agency for further assessment on nine issues. On 4 July 2006, a Public Environmental Report was lodged in the next stage of the Northern Territory Government's assessment of the proposed conversion. On 28 August 2006 the Northern Territory Environment Minister announced a conditional recommendation in favour of the open pit development subject to the final decision of the Northern Territory Minister of Mines and Energy as well as Commonwealth approval. Both decisions are still pending. McArthur River Mine Pty Limited is currently assessing and negotiating the conditions contained in the recommendation. The switch of mining methods entails an investment initially estimated at A$66 million (approximately US$49 million) which, provided the necessary regulatory approval is obtained, is expected to be made over the next two years and funded from the Enlarged Xstrata Group's free cash flow. The regulatory approval may be subject to stringent compliance requirements which, added to further delays in the approval process, will result in increased project capital and operating cost.

Meanwhile, a mine management plan approved by the Northern Territory Government's Department of Business, Industry and Resource Development includes approval for a test pit on site to contribute ore for sampling and for processing. A further extension of the test pit was approved by the Northern Territory Government, which will allow production to continue until the first quarter of 2007 while final permits for the open pit are obtained.

The McArthur River ore body remains one of the largest known deposits of zinc and lead in the world. A change to an open pit mine would extend the life of mine by at least 25 years and allow the Enlarged Xstrata Group to retain the option to develop McArthur River as a source of zinc feed for a potential future zinc refinery using the Enlarged Xstrata Group's Albion process technology.

A US$14 million new facility has been built at San Juan de Nieva to produce silver concentrates from the leach residue. This facility, which is now operative, was successfully commissioned in July and allows San Juan to treat high silver concentrates.

The Northfleet lead refinery in the UK continues efforts to reduce lead production cycle times through improved process control and standardisation of the operation. Cycle times decreased by 45% between 2004 and 2005.

Sales and marketing

Zinc metal sales represent more than 60% of the Former Xstrata Group Zinc Business's turnover, while zinc concentrate sales represent approximately 16% and refined lead and silver approximately 18%. The remainder of sales are derived from the sales of by-products such as germanium, cadmium, sulphuric acid and sulphur dioxide.

Practically all the zinc metal produced by the Former Xstrata Group Zinc Business is sold in EU countries. Sales are largely in the form of SHG ingots (approximately 48%) with the remainder being sold in the form of zinc alloys. European markets by order of importance are Spain, Germany, Portugal, Austria, France and the UK. In the European markets, the Former Xstrata Group Zinc Business smelters principally supply the galvanising sector. Glencore was the Former Xstrata Group Zinc Business's largest customer in 2005, accounting for approximately 38% of total zinc metal sales.

Zinc concentrates are sold mainly to Japan, Korea, China, Australia and Europe. Glencore was the Former Xstrata Group Zinc Business's largest customer in 2005, accounting for approximately 53% of total zinc concentrate sales. Sales into Europe, including Spain and Germany, command a premium over LME prices. Premiums have increased to substantial levels since 2000 as a result of Atlantic/Pacific freight costs and reduced imports of metal especially from the Pacific Rim, due to increasing Asian consumption, in particular in China. In 2005, approximately 75% of the Former Xstrata Group Zinc Business's zinc metal sales were made under term contracts while approximately 25% of the Former Xstrata Group Zinc Business's sales were on a spot basis.

Concentrate suppliers

Following the expansion of the San Juan de Nieva plant's design production capacity, and the acquisition of Nordenham smelter, approximately 1.3 Mtpa of zinc concentrate is required as feedstock to the electrolytic zinc plants for them to operate at current capacity.

San Juan de Nieva and Nordenham typically purchase zinc concentrates from more than ten third party sources, of which five accounted for approximately 65% of their total concentrate requirements in 2005. San Juan de Nieva and Nordenham have contracted for about 100% of their total zinc concentrate requirements for 2006. Approximately 300,000 tonnes of zinc in concentrate are expected to be sourced from Mount Isa.

In 2005, Glencore supplied approximately 50% of zinc concentrates sourced by the Former Xstrata Group Zinc Business from third parties and is the principal supplier of the Former Xstrata Group Zinc Business in addition to being its largest customer. These purchases and sales were all made under contracts on arm's length terms. In addition, in 2005, Teck Cominco's Red Dog mine in Alaska accounted for approximately 22% of the Former Xstrata Group Zinc Business's total zinc concentrate requirements.

Alloys Business summary

The Former Xstrata Group produces chrome and vanadium alloys for a widely spread customer base in the steel industry.

Chrome operations

Introduction

The Enlarged Xstrata Group is the world's largest producer of ferrochrome in terms of both attributable production and attributable sales, with current capacity attributable to the Chrome Business of approximately 1.29 Mtpa, representing approximately 20% of global capacity. The Enlarged Xstrata Group's chrome assets are situated in South Africa.

The Enlarged Xstrata Group's assets consist of five operating chromite mines and 18 ferrochrome furnaces, all of which are managed through a combined Pooling and Sharing Venture (the "PSV") with Merafe Resources Limited ("Merafe"). Two of the ferrochrome furnaces were until 16 November 2005 owned in a 50/50 production joint venture, known as the Gemini Joint Venture, with Samancor Limited ("Samancor"), a major South African ferrochrome producer. Merafe concluded a transaction with Samancor which resulted in Merafe replacing Samancor in the Gemini Joint Venture and all associated mining activities with effect from 16 November 2005. The assets and

business of the Gemini Joint Venture and certain strategic chrome reserves which were also acquired as part of the transaction have been incorporated within the PSV. The assets are now managed along with all of the other PSV assets and fall under the control and management of the Joint Board of the PSV. The assets under the control of the PSV include resources associated with the Kroondal and Marikana mining areas situated close to the Wonderkop ferrochrome operations and adjacent to the Waterval East and Waterval West mines.

The Enlarged Xstrata Group's attributable interest in the PSV is staggered over time, with its current participation being 79.5% as from 1 July 2006. Immediately following the formation of the PSV on 1 July 2004, Merafe's participation was 11%. Under the terms of the pooling arrangements, Merafe's participation interest increased to 14% on 1 July 2005, to 17% on 16 November 2005 following the contribution of its share of the Gemini Joint Venture assets and to 20.5% from 1 July 2006. Merafe has the option to extend its participation interest in the PSV to 26% through disproportionate funding on future expansion projects.

Capacity attributable to the PSV is approximately 1.6 Mtpa of ferrochrome, which increased to approximately 1.96 Mtpa with the commissioning of Project Lion. In addition to operational synergies, the PSV facilitates the Enlarged Xstrata Group's compliance with the Black Economic Empowerment provisions of the MPRDA in relation to the ferrochrome business.

Reserve and resource base

The table below sets out the Chrome Business's attributable chrome reserve and resource base as at 30 June 2005.

				Ore reserves				Mineral resources		
				Run-of-mine		Saleable				
Operating mines	% Attributable	Mining method	Commodity	Proved (Mt)	Probable (Mt)	Proved (Mt)	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Waterval West Mine	79.5	UG	Ore	7.9	1.1	0.0	1.7	1.38	1.0	1.2
			Cr_2O_3	24.9%	33.6%	41.9%	41.9%	41.0%	41.0%	41.0%
Kroondal Mine	79.5	UG/OC	Ore	3.8	4.8	1.8	2.7	9.8	4.5	—
			Cr_2O_3	29.8%	28.8%	41.9%	41.9%	42.5%	42.5%	—
Kroondal Gemini (Kroondal extension)	50.0	UG/OC	Ore	6.2	7.9	0.5	—	9.4	8.5	—
			Cr_2O_3	32.3%	28.8%	41.9%	—	42.5%	42.5%	—
Marikana East (Kroondal extension)	74.0	UG	Ore	—	—	—	—	5.4	3.1	—
			Cr_2O_3	—	—	—	—	40.0%	40.0%	—
Thorncliffe Mine	79.5	UG/OC	Ore	22.3	10.3	18.2	6.7	32.7	14.7	26.6
			Cr_2O_3	39.9%	39.4%	42.0%	42.0%	40.3%	40.4%	40.1%
Helena Mine	79.5	UG/OC	Ore	2.7	0.1	2.1	0.1	4.6	14.4	67.1
			Cr_2O_3	36.5%	35.5%	42.0%	42.0%	40.4%	40.0%	36.7%
Horizon/Chromeden Mine	79.5	UG/OC	Ore	—	—	—	—	—	15.2	9.6
			Cr_2O_3	—	—	—	—	—	42.4%	42.0%
Sub total				43.0	16.3	22.6	11.1	75.6	61.3	104.5
Projects/Non-operating Mines										
Wonderkop	79.5	UG	Ore	—	—	—	—	—	6.5	—
			Cr_2O_3	—	—	—	—	—	40.1%	—
Townlands Extension 9	79.5	UG	Ore	—	13.7	—	8.0	—	15.0	—
			Cr_2O_3	—	33.0%	—	41.9%	—	41.7%	—
De Grooteboom	79.5	UG/OC	Ore	0.2	1.3	0.1	1.1	0.2	1.3	—
			Cr_2O_3	39.5%	39.5%	42.0%	42.0%	41.5%	41.5%	—
Boshoek	79.5	OC	Ore	—	—	—	—	1.2	21.8	0.5
			Cr_2O_3	—	—	—	—	39.0%	39.9%	38.0%
Klipfontein/ Waterval Reserve	79.5	UG	Ore	—	—	—	—	—	—	134.6
			Cr_2O_3	—	—	—	—	—	—	41.9%
Marikana West	74.0	UG	Ore	—	—	—	—	0.8	1.8	2.9
			Cr_2O_3	—	—	—	—	41.0%	41.0%	41.0%
Sub total				0.2	1.3	0.1	1.1	2.2	46.3	138.0
Alloys total				43.2	17.6	22.8	12.2	77.8	107.6	242.5

The above table sets out the Chrome Business's attributable chrome reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve amounts.

(2) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of inferred resource estimates.

The table below sets out the Chrome Business's attributable platinum reserve and resource base as at 30 June 2005:

PGM	% Attributable	Mining method	Commodity	Ore reserves[1] Proved	Ore reserves[1] Probable	Mineral resources Measured	Mineral resources Indicated	Mineral resources Inferred[2]
				Mt (except as otherwise stated)				
Mototolo JV[3]	37.0	UG (a)	UG2 Ore	—	—	37.3	12.1	—
			3PGE + Au g/t	—	—	3.96g/t	3.88 g/t	—
	100.0	OC (b)	UG2 Ore	—	—	—	3.5	—
			3PGE + Au g/t	—	—	—	3.87 g/t	—
Total				—	—	37.3	15.6	—

The above table sets out the Chrome Business's attributable platinum reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve and resource amounts.

(2) *See Part II — "Presentation of information — Ore reserve and mineral resource reporting* — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of inferred resource estimates.

(3) The Enlarged Xstrata Group's interest in the Mototolo Joint Venture, following the transaction with Kagiso, has decreased from 50% to 37%, effective retrospectively from the inception of the Mototolo Joint Venture.

Production

The table below sets out the total mine and attributable ferrochrome production of the Chrome Business for the years ended 31 December 2004 and 31 December 2005:

Ferrochrome production[1]	2004 Mine production	2004 Attributable production	2005 Mine production	2005 Attributable production
	Year ended 31 December (Tonnes)			
South Africa	1,299,463	1,225,408	1,287,836	1,121,685

(1) See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts. Production figures have been extracted without material amendment from the Guarantor's management records.

Financial information

The table below provides selected summary financial information in relation to the Chrome Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six Months ended 30 June 2006[4]	
Chrome Business	**US$m**	**As a percentage of the Former Xstrata Group (%)[3]**	**US$m**	**As a percentage of the Former Xstrata Group (%)[3]**	**US$m**	**As a percentage of the Former Xstrata Group (%)[3]**
Revenue[1]	819.3	12.7	797.5	9.9	331.4	6.4
EBITDA (before non-trading items)[1],[2]	168.9	8.2	168.8	5.4	36.3	1.6
EBIT (before non-trading items)[1],[2]	148.9	9.9	141.5	5.6	23.9	1.2

[1] Includes minority interests.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see Part II — "Presentation of information — Presentation of financial information" of these Listing Particulars.

[3] As a percentage of the Guarantor's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

[4] For further information on the financial results of the Former Xstrata Group for the six months ended 30 June 2006, see the 2006 Xstrata Interim Report (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars) and the press release accompanying the 2006 Xstrata Interim Report (which has been set out below in full in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report").

Description of chrome operations

The Enlarged Xstrata Group controls and operates through the PSV with Merafe a combined capacity of approximately 1.6 Mtpa of ferrochrome. The Chrome Business is currently the world's largest (in terms of both attributable production and attributable sales) and among the lowest-cost producers of ferrochrome. The Guarantor believes it is well placed to maintain and continue to grow its ability to offer a wide range of products and to produce large volumes at low cost. The Chrome Business will pursue continued growth in its chrome operations whilst at the same time seeking to maintain its position as one of the lowest-cost producers of ferrochrome in the world.

Following the acquisition of a controlling interest in the African Carbon Group, which enhanced the Chrome Business's focus on key primary raw materials in the ferrochrome production process, and the Former Xstrata Group's entry into a platinum joint venture with Rustenburg Platinum Mines Limited ("RPM") and Kagiso Trust Investments (Proprietary) Limited ("Kagiso"), the Enlarged Xstrata Group intends to continue to evaluate appropriate potential acquisition opportunities and the possibilities for diversifying the Chrome Business's operations' ferrochrome product range.

All of the Chrome Business's operating chrome mines are shallow underground mines accessed by decline shafts. Mining is carried out using a mechanised bord and pillar method and is currently conducted at depths ranging from 50 to 300 metres below the surface. All development is on reef, thereby reducing waste dilution. In addition to sourcing ore from its own mines, the Chrome Business purchases and processes chrome-rich tailings from nearby platinum producers where chrome-rich fines (usually referred to as UG2) are generated as a waste-product. The Chrome Business sells approximately 6% of its chrome ore as foundry grade chromite and converts the rest into ferrochrome. The Chrome Business's metallurgical plants are all situated close to the Chrome Business's chrome mines, thereby reducing rail and road transport costs.

Production is derived from 18 furnaces at four metallurgical facilities. The eight most recently constructed furnaces were designed, constructed and commissioned by the Chrome Business which has helped to reduce capital costs. By designing and constructing its own furnaces the

Chrome Business has been able to further increase the efficiency and reliability of its furnaces, with annual furnace operating availability figures in excess of 98.0% being maintained for these eight furnaces. Thirteen of the Chrome Business's furnaces have a semi-closed configuration and large off-gas handling facilities which allow these furnaces to utilise lower quality ore and reductants. Over the 17 years to the end of 2005, the Chrome Business increased its annual attributable production of ferrochrome from approximately 120 kt to a peak in the year ended 31 December 2004 of 1.2 Mt and 1.1 Mt in the year ended 31 December 2005. 14 of the Chrome Business's 18 ferrochrome producing furnaces are currently operational, with the remaining four currently out of operation due to prevailing market conditions.

The Mitsui alliance inherited from the purchase of CMI in 1998 attributes 30 ktpa alloy from the Lydenburg furnaces to Mitsui & Co. Ltd.

The Chrome Business's agglomeration technology makes chrome-bearing tailings from platinum mines a competitive source of chrome units in the ferrochrome production process when compared to traditional ore feed costs. Approximately 35% of the current ore feed balance of the furnaces is sourced from chrome-bearing tailings from platinum mines under long-term and "life-of-mine" off-take agreements. The remainder is currently sourced from the Chrome Business's chromite mines, however, this ore feed balance can be varied. This flexibility gives the chrome operations the ability, where it is cost-effective to do so, to change the proportions of chrome ore sourced from the Chrome Business's chromite mines and chrome bearing tailings sourced from platinum mines.

In 2005, the Chrome Business's attributable sales of ferrochrome were approximately 1.2 Mt, of which approximately 47% were sold into Europe, approximately 15% into North America, approximately 9% into Japan, and approximately 21% into other Asian countries with approximately 8% sold locally in South Africa.

Completion in November 2005 of development of the infrastructure at the Kroondal mine increased the mine's production capacity from 70 kt per month to 160 kt per month.

In 2005, higher underground production volumes from the Kroondal mine, especially after the acquisition of the Marikana reserves in July 2005, enabled the lower quality open cast operations at Kroondal and Boshoek to be scaled down by 200,000 tonnes of run-of-mine production.

Operations at the Horizon mine were temporarily suspended from 1 July 2005 to December 2005 to refurbish the mine, with the objective of improving yields and production costs from January 2006. The mine re-started operations in January 2006.

The Thorncliffe mining complex is currently being expanded with the development of the Helena mine to supply ore to the new Project Lion ferrochrome smelter.

The marketing of the Former Xstrata Group's ferrochrome production (other than certain tonnage sold into Asia) is supported by Glencore under marketing agency and distribution agreements. For further information, see Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Commercial relationship — Alloys Business — Chrome operations" of these Listing Particulars.

Projects

Project Lion

Project Lion is a new ferrochrome facility in the Mpumalanga Province in South Africa, close to the Chrome Business's chrome reserves at the Thorncliffe mining complex. The project is being carried out under the PSV with Merafe. It is divided into three phases comprising six furnaces, with phase one comprising two furnaces. The project has encountered some external difficulties, in particular the quality of the kiln riding rings and roller support castings, difficult ground conditions and unusually high rainfall during the construction phase. Despite these challenges, the project officially started production in September 2006. Completed at a cost of ZAR1.67 billion (approximately US$213 million), the smelter and mine have a design capacity of 360 ktpa, increasing the PSV's total annual capacity by over 22% to 1.96 Mtpa and reducing the average unit operating costs of the business. Phase one is intended to result in production of an additional 360 ktpa of ferrochrome for the PSV. The Project Lion smelter enhances the Chrome Business's ability to compete through its low production cost, access and proximity to transport infrastructure and ability to produce a very

low silicon product as a superior chemical specification. Metal produced from the furnaces can either be cast into ingots or granulated depending on customer requirements.

The smelter uses the Enlarged Xstrata Group's patented "Premus" technology involving the pre-reduction of chromite ore with anthracite fines. The use of this technology is expected to ensure that the Project Lion smelter will be in the first quartile in terms of costs due to the low energy consumption and higher chrome recoveries. Energy consumption is approximately 40% lower than that of the conventional process ensuring that the production costs are much less sensitive to electricity pricing. Ore will be obtained from the Enlarged Xstrata Group's Helena mine which is currently being developed and is in close proximity to the Project Lion smelter, ensuring cost efficiency in terms of ore transport costs. The Helena mine development also remains within the project timing schedule and budget, with chrome ore already being brought to surface. The smelting process also has the capacity to use low-cost UG2 ore that will be sourced from the Mototolo project and other neighbouring platinum mines and uses low quantities of high cost metallurgical coke.

Mototolo

The Former Xstrata Group and Rustenburg Platinum Mines Limited ("RPM"), a subsidiary of Anglo Platinum Limited, entered into an unincorporated joint venture in July 2005 called the "Mototolo Joint Venture". In February 2006, the Guarantor announced its agreement to form a black economic empowerment partnership with Kagiso Trust Investments (Proprietary) Limited ("Kagiso") in respect of the Former Xstrata Group's 50% interest in the Mototolo Joint Venture. As of 11 May 2006, Kagiso, through a special purpose vehicle, Kagiso Platinum Venture (Pty) Limited ("KPV"), acquired 26% of the Former Xstrata Group's 50% interest in the joint venture, resulting in KPV owning a fully participative 13% interest in the earnings from the Mototolo Joint Venture, in return for funding its proportionate share of the total capital expenditure required for the project. The Enlarged Xstrata Group retains an effective 37% interest. KPV's participation is effective retrospectively from the inception of the Mototolo Joint Venture.

The purpose of the joint venture is to produce platinum group metals through the development and exploitation of a platinum group metals mine and concentrator.

The Enlarged Xstrata Group is responsible for developing and running the mine and RPM is responsible for construction and running of the concentrator plant. The Enlarged Xstrata Group and RPM will each contribute a similar amount of in-situ platinum group metal reserves and resources from the Chrome Business's Thorncliffe farm (adjacent to its Thorncliffe Chrome mine) and RPM's Richmond farm, part of its Der Brochen project area, to the venture. The total capital expenditure until commissioning is estimated at ZAR1,350 million (approximately US$172 million), of which the Enlarged Xstrata Group's share is 37%.

Construction of the mine and concentrator began in August 2005 with the initial production of platinum group metals ounces anticipated in the last quarter of 2006 and full production by the end of 2007. The project benefits from a life of mine of approximately 19 years at a planned milling rate of 200,000 tonnes per month and head grade of 3.74 platinum group metal grammes per tonne and it is expected to produce 132,000 ounces of platinum per annum and 82,000 ounces of palladium per annum.

The platinum industry is an attractive industry and is seen to have synergies with the Alloys Business. The Enlarged Xstrata Group has used the Mototolo project as an entry point into the platinum industry, capitalising on the experience of partner and industry leader Anglo Platinum. The Enlarged Xstrata Group's experience and expertise in mechanised room and pillar mining will be leveraged as the Enlarged Xstrata Group is responsible for the development and operation of the underground mine. In addition to ensuring the economic exploitation of the Enlarged Xstrata Group's Thorncliffe platinum group metals reserve, the Mototolo Joint Venture also produces a long-term supply for the Chrome Business of UG2 chrome ore that will be used at the nearby Project Lion smelter to produce ferrochrome.

Bokamoso

On 28 November 2005, the Guarantor announced the planned construction by its chrome venture with Merafe of a chrome ore agglomeration facility at the Wonderkop site, named Project Bokamoso.

The agglomeration facility will use the Outokumpu technology currently employed at the Chrome Business's Boshoek operation. The anticipated total project cost of US$125 million comprises the construction of the agglomeration facility and related infrastructure development. The project consists of the erection and commissioning of a pelletising and sintering plant with an expected combined production capacity of approximately 1.2 Mtpa.

The additional agglomeration capacity is intended to restore the ore balance between the mines and smelters in the Chrome Business's Western operations, reduce operating costs for the smelting operations and enhance mining and operational efficiencies. The project is also intended to improve environmental performance and operational flexibility. Construction commenced in the second quarter of 2006, with the plant commissioning expected to start towards the end of the second quarter of 2007. The plant is scheduled to reach full capacity in the first half of 2008.

Mineral right applications and conversions

Xstrata Alloys, the Alloys division of Xstrata South Africa (Pty) Ltd, has to date submitted one old order prospecting right conversion application and four applications for new order prospecting rights under the MPRDA. The old order prospecting right conversion application and all four new order prospecting right applications have been accepted by the Department of Minerals and Energy (the "DME"), with the DME having recently indicated that three of the applications for new order prospecting rights have been granted by the Minister. Xstrata Alloys is currently awaiting a date from the DME in respect of the Notarial Execution of such rights, and a final decision is awaited in respect of the balance of the applications which are currently in an advanced stage of processing.

With regard to new order mining right applications, five out of six planned applications have been submitted to the DME to date, all of which have been accepted by the DME and are currently being processed. In addition, ten out of twelve planned applications have been submitted to the DME in respect of converting existing old order mining rights. Once applications are accepted by the DME, an administrative process follows whilst the DME considers the applications. The Minister must grant the rights if the Former Xstrata Group has complied in full with all the application requirements.

With regard to the requirement that 15% of the industry be owned by HDSAs by 2009 and 26% of the industry be owned by HDSAs by 2014, Merafe is Xstrata Alloys' black empowerment partner in the business with a current share of 20.5% which is expected to increase to the required 26% well within the stipulated regulatory timeframe. Similarly, Xstrata Alloys has entered into a partnership agreement with Kagiso to give effect to the black economic empowerment obligations on the Mototolo Joint Venture. All the charter requirements of the MPRDA such as employment equity and procurement requirements are on schedule and Xstrata expects full compliance to be achieved well in advance of the May 2009 deadline. The other requirements of the MPRDA, such as the social and labour plans and human resources development plans that were submitted with applications, were accepted by the DME and no problems are envisaged with the remaining applications. See the risk factors in Part IV — "Risk Factors — Industry risks relating to the Enlarged Xstrata Group — Australian native title and South African land claims" and "Risk Factors — Industry risks relating to the Enlarged Xstrata Group — South African MPRDA and Empowerment Charter" of these Listing Particulars.

Vanadium operations

Introduction

The Enlarged Xstrata Group's vanadium operations are carried on at its Rhovan plant situated in the North West Province, South Africa. Rhovan, an integrated mining and vanadium processing plant, produces and converts vanadium pentoxide (V_2O_5) into ferrovanadium (FeV). In 2003, the production process of the chemical plant was adapted to enable it to produce vanadium trioxide (V_2O_3) and a new electric furnace was commissioned, which allows for ferrovanadium to be produced by an alternative process consuming less expensive aluminium. The Vanadium Business's ferrovanadium conversion facility in Swaziland is currently non-operational.

Capacity for the Vanadium Business's vanadium operations is approximately 22 million pounds of vanadium pentoxide equivalent per annum, which the Guarantor believes represents approximately 10% of estimated global production.

Reserve and resource base

The table below outlines the Vanadium Business's vanadium reserve and resource base as at 30 June 2005:

Vanadium	% Attributable	Mining method	Commodity	Ore reserves[1] Proved	Ore reserves[1] Probable	Mineral resources Measured	Mineral resources Indicated	Mineral resources Inferred[2]
				Mt (except as otherwise stated)				
Rhovan	100	OC	Ore	44.0	6.0	77.5	—	139.8
			V_2O_5	0.5%	0.7%	0.5%	—	0.5%

The above table sets out the Vanadium Business's attributable vanadium reserve base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of presentation of the reserve estimates.

[1] Reserves are a subset of resources and are included in the resource estimate. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of reserve amounts.

[2] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Inferred resources" of these Listing Particulars for an explanation of the basis of preparation of inferred resource estimates.

Production

The table below provided information on the Vanadium Business's vanadium pentoxide production for the years ended 31 December 2004 and 31 December 2005:

Vanadium[1]	Year ended 31 December 2004	2005
	(In lbs in V_2O_5 equivalent)	
South Africa	21,067,000	20,166,000

[1] See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from the Guarantor's management records.

Financial information

The table below provides selected summary financial information in relation to the Vanadium Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006[4]	
Vanadium Business	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]
Revenue[1]	133.7	2.1	318.0	4.0	100.6	1.9
EBITDA (before non-trading items)[1],[2]	34.1	1.7	181.1	5.8	62.4	2.8
EBIT (before non-trading items)[1],[2]	22.3	1.5	175.6	7.0	59.3	3.0

[1] Includes minority interests. The Enlarged Xstrata Group's interest in the Mototolo Joint Venture, following the transaction with Kagiso, has decreased from 50% to 37%, effective retrospectively from the inception of the Mototolo Joint Venture.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and

tax and before non-trading items). For a description of how these amounts are derived, see Part II — "Presentation of information — Presentation of financial information" of these Listing Particulars.

(3) As a percentage of the Guarantor's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

(4) For further information on the financial results of the Former Xstrata Group for the six months ended 30 June 2006, see the 2006 Xstrata Interim Report (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars) and the press release accompanying the 2006 Xstrata Interim Report (which has been set out below in full in this Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — 2006 Xstrata Interim Report)".

Description of vanadium operations

The Vanadium Business's operations comprise the mining of vanadium ore, the production of vanadium pentoxide and the conversion of vanadium pentoxide to ferrovanadium.

The Guarantor believes that, in 2005, the Vanadium Business achieved a world market share of approximately 10% with approximately 21.5 million pounds of vanadium pentoxide production, the vast majority of which was converted into ferrovanadium. In 2005, the Vanadium Business produced approximately 20 million pounds (expressed as V_2O_5 equivalent) of ferrovanadium.

The Vanadium Business's operations are carried on at its Rhovan plant situated in the North West Province, South Africa. Previously, the Former Xstrata Group had an additional vanadium operation at Vantech in South Africa as well as interests in the Windimurra vanadium project in Australia. The Vantech operation closed in 2004 due to its ore body being mined out. The oversupply of vanadium pentoxide in 2000 and 2001 and the consequent depression in vanadium pentoxide prices, contributed largely towards the closure of the Windimurra operation on 10 February 2003, following steps to reduce costs and production that proved insufficient to ensure the sustainable financial viability of this asset. Since then settlement has been reached with Precious Metals Australia to take over all responsibilities, obligations and costs related to the rehabilitation of the Windimurra project. Rehabilitation of the Vantech site is also progressing well, with full closure expected to take approximately four to five years in order to allow for groundwater remediation.

The Vanadium Business's Rhovan operation is an integrated vanadium producer. The processing plant at Rhovan is located adjacent to the mine, resulting in low ore handling costs. Titaniferous magnetite ore is mined using open cast methods in an open pit at Rhovan by means of the drill, blast, and haul technique. The ore is fed into an in-pit crusher where it is crushed and then transported by overland conveyor to the beneficiation plant. At current production levels the Vanadium Business's reserve and resource base in South Africa should support the operations for at least another 30 years.

All of the vanadium pentoxide and ferrovanadium produced by the Vanadium Business is marketed or distributed by Glencore under marketing, agency and distribution agreements. For further information, see Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Commercial relationship — Alloys Business — Vanadium operations" of these Listing Particulars.

In 2005, approximately 84% of the Vanadium Business's sales were represented by sales of ferrovanadium and approximately 16% were represented by sales of vanadium pentoxide.

In 2005, approximately 35% of the Vanadium Business's sales of ferrovanadium were into Europe and approximately 10%, 21%, 20% and 10% were into Asia, North America (USA, Canada and Mexico), South America and Japan, respectively.

The Enlarged Xstrata Group will continue to assess the feasibility of a number of potential projects aimed at enhancing the cost effectiveness of the Vanadium Business to ensure that they are well positioned if and when market conditions deteriorate. In addition, the Enlarged Xstrata Group will continue to evaluate both the feasibility of producing vanadium from sources other than vanadium bearing ores and the potential for diversifying the vanadium operations product range.

Mineral right applications and conversions

In the 18-month period leading up to the promulgation of the MPRDA on 1 May 2004, the Department of Minerals and Energy (the "DME") did not formally issue the Former Xstrata Group with a mining authorisation for the ongoing Rhovan vanadium operations. The result of this was that the Former Xstrata Group was required to make application for a new order mining right (as

opposed to a conversion to such a new order mining right) for the Rhovan operations. Such an application was duly submitted. The DME has acknowledged the situation and the Enlarged Xstrata Group is working with the DME in order to ensure all outstanding issues are satisfied and that the application can be approved expeditiously.

The Enlarged Xstrata Group is in discussions with a potential black economic empowerment partner with a view to its becoming the Former Xstrata Group's partner in the Rhovan operations. See the risk factors in Part IV — "Risk Factors — Industry risks relating to the Enlarged Xstrata Group, Australian native title and South African land claims" and "Risk Factors — Industry risks relating to the Enlarged Xstrata Group — South African MPRDA and Empowerment Charter" of these Listing Particulars.

Reductant operations

The Enlarged Xstrata Group currently supplies its chrome operations with its total Söderberg electrode paste requirements as well as approximately 280,000 tpa of char, which is used as a reductant on its ferrochrome furnace. The Enlarged Xstrata Group also acquired a controlling interest in the African Carbon Group with effect from 1 July 2004 which produces 600,000 tpa of char in addition to the 70,000 tpa of char produced at the Enlarged Xstrata Group's other facilities. The Former Xstrata Group is currently self-sufficient in terms of its char reductant requirements and 40% self-sufficient in terms of its total reductant requirements.

Statutory authorisations, licences and concessions

New South Wales operations' coal assets

The Enlarged Xstrata Group currently holds all necessary leases and licences to cover exploration and mining activities in respect of the Coal Business. A summary of the status of the mining leases and licences for New South Wales operations' coal assets is set out in the table below.

Summary of the Enlarged Xstrata Group's mining leases and authorisations

Colliery holding	Mining leases	Expiry date	Status
Baa1 Bone	CCL749	2010	Current
	CL391	2013	Current
	ML1389	2017	Current
	ML1302	2013	Current
	MPL261	2011	Current
Bulga Complex[1]	ML1494	2006	Renewal lodged
SE Extension	ML1547	2025	Current
	A447	2001	Renewal lodged
	A450	2003	Current
	EL5277	2005	Current
	EL5461	2003	Renewal lodged
	EL5277	2002	Renewal lodged
Cumnock	CL378	2008	Current
	CL392	2013	Current
	ML1300	2014	Current
	ML1325	2014	Current
	ML1327	2013	Current
	ML1421	2018	Current
	MPL311	2014	Current
	ML1373	2014	Current
	ML1393	2008	Current
	A385	2006	Current
	A364	2006	Current
	ML1502	2023	Current

Colliery holding	Mining leases	Expiry date	Status
Glendell	CL358	2011	Current
	MPL343	2011	Current
	ML1410	2020	Current
	ML1476	2021	Current
	Pt CL382 (sublease)	2012	Current
Liddell	CL708	2002	Renewal lodged
	PLL862	2012	Current
	PLL862	2012	Current
	ML1180	2012	Current
	ML1313	2008	Current
	ML1314	2012	Current
	ML1346	2015	Current
	ML1407	2017	Current
	ML1408	2017	Current
Newpac (Ashton)	ML1348	2012	Current
	ML1349	2023	Current
	ML1423	2018	Current
	PtCL708	Novacoa lease[(2)]	Current
	PtPLL481	Novacoa lease[(2)]	Current
	PtCL378 (sublease)	Cumnock lease	Current
	A394	2001	Renewal lodged
Mount Owen	A423	2009	Current
	A429	2009	Current
	CL383	2012	Current
	ML1355	2015	Current
	ML1419	2012	Current
	ML1453	2020	Current
Running Stream	A170	2002	Current } Consolidated under ALA 32 Application lodged
	A208	2002	Current
	A321	2002	Current
Wallerawang	CCL770	2003	Current
Ulan	CCL741	2007	Current
	MPL315	2014	Current
	ML1341	2015	Current
	ML1366	2014	Current
	ML1356	2014	Current
	ML1467	2021	Current
	ML1468	2021	Current
	MLA176		Application lodged
	EL5573	2009	Current
United	CCL775	2012	Current
	A444	2006	Current
Macquarie Coal Joint Venture (West Wallsend / Westside / Teralba / Cardiff Borehole / Mitchells Flat)	ML1451	2020	Current
	ML1438	2020	Current
	ML1336	2014	Current
	ML1258	2000	Renewal lodged
	ML1532	2024	Current
	CCL760	2006	Current
	CCL718	2010	Current

Colliery holding	Mining leases	Expiry date	Status
	CCL725	2010	Current
	CL532	2018	Current
	MPL323	2015	Current
	PL153	2004	Current
	Part ML1459	2017	Current
	Part CCL774	2014	Current
	Part CCL727	2007	Current
	Part CCL764	2001	Renewal lodged
	A253	2003	Renewal lodged
	A317	2001	Renewal lodged
	EL4427	2003	Renewal lodged
	MPLA139		Application lodged
	MLA104		Application lodged
	MLA193		Application lodged
	ML1309	2014	Current
	ML4585	2005	Current
	CCL729	2007	Current
Narama	CL580	2002	Renewal lodged
	CL380	2012	Current
	CCL723	2003	Renewal lodged
	CCL723	2003	Renewal lodged
	ML1357	2015	Current
Ravensworth East	ML1415	2020	Current
	ML1475	2021	Current
	A268	2006	Renewal lodged
	ML1475	2021	Current
	ALA8	2008	Application lodged
	ALA12		Application lodged
Ravensworth West	MLA91		Application lodged
	EL5297		Application lodged
	ML1393 (Cumnock)[3]		

[1] Bulga Complex includes Beltana

[2] Leases which Liddell has permission to use for tailings and rejects disposal, held by Novacoal Australia (wholly-owned by Rio Tinto)

[3] Ravensworth West has been allocated the Bayswater seam overlying the Cumnock mine. This area, including EL5297, is incorporated in the lease application MLA91

Terms:

A — Authorisation
ALA — Assessment Lease Application
CCL — Consolidated Coal Lease
CL — Coal Lease
EL — Exploration Licence
ML — Mining Lease
LA — Mining Lease Application
PL — Mining Purposes Lease
L — Private Lands Lease

Australian mining companies are required by law to submit Mining Operations Plans ("MOPs") and Annual Environmental Management Reports ("AMERs") to the Department of Mineral Resources ("DMR"). The MOPs outline plans for mining and rehabilitation over a period of between three and seven years and identify the costs associated with the rehabilitation of the site. The AMERs report the annual progress in relation to the MOPs.

The Enlarged Xstrata Group has submitted all the required MOPs and AMERs and has lodged the necessary securities with the relevant DMR. Additional securities are in the process of being negotiated as part of the regular review of the rehabilitation costs undertaken during the MOP process.

Individual mines establish provision for rehabilitation liabilities by accruing a rehabilitation provision per tonne, by obtaining bank guarantees or by a combination of these methods. Rehabilitation provisions are referred to as securities and are specified in the mining leases or during the MOP process.

Queensland operations' coal assets

The Enlarged Xstrata Group currently holds all necessary leases and licences to cover exploration and mining activities in respect of the Coal Business. A summary of the status of these mining leases and licences for Queensland operations' coal assets is set out in the table below. These leases and licences relate to coal mines, projects and longer term prospects. The Enlarged Xstrata Group has several Mineral Development Licences with renewals pending approval. This status has no effect on the operation of the mines or security of title.

Summary of the Enlarged Xstrata Group's mining leases and exploration permits

Mine	Mining leases	Expiry date	Status
Oaky Creek	ML1832	2020	Current
	ML2004	2014	Current
	ML70241	2020	Current
	MDL163	2006	Current
	MLA70327		Application
	PL237	2032	Current
Red Rock	EPC839	2008	Current
	EPCA841	2009	Current
	EPC713	2006	Current (renewal lodged)
Newlands	ML4748	2018	Current
	ML4754	2021	Current
	ML4755	2021	Current
	ML4771	2005	Current
	ML4774	2008	Current
	ML10176	2016	Current
	ML4761	2011	Current
	ML10316	2025	Current
	ML10317	2025	Current
	ML10322	2026	Current
	EPC588	2005	Renewal pending
	EPC610	2006	Renewal pending
	EPC727	2006	Renewal lodged
	EPC734	2006	Renewal lodged
	EPC773	2008	Current
	EPC774	2008	Current
	EPC964A		Application
	EPC976A		Application
	EPC977A		Application
Collinsville	ML1005	2003	Current
	ML1006	2004	Current
	ML1007	2005	Current
	ML1008	2005	Current
	ML1009	2006	Current
	ML1015	2006	Current
	ML1037	2009	Current
	ML1064	2006	Current

Mine	Mining leases	Expiry date	Status
	ML10111	2014	Current
	ML10250	2007	Current
Wandoan Project	MDL221	2006	Current
	MDL222	2006	Current
	MDL223	2006	Current
	MDL224	2006	Current
	EPC787	2006	Renewal lodged
	EPC788	2006	Renewal lodged
	EPC789	2006	Renewal lodged
	EPC790	2006	Renewal lodged
	EPC791	2006	Renewal lodged
	EPC792	2006	Renewal lodged
	EPC838	2010	Current
	EPC859	2009	Current
	EPC996	2010	Current
	EPC1028	2011	Current
Rolleston Project	ML70307	2033	Current
	MDL227	2005	Renewal Pending
	EPC538	2006	Current
	EPC595	2007	Current
	EPC737	2006	Current
	EPCA885		Application
Pentland	EPC526	2006	Current
	EPC771	2003	Current
	MDLA356		Application
Cook	ML1779	2021	Renewal lodged
	ML1799	2021	Current
	ML1768	2007	Current
	ML1769	2007	Current
	ML7357	2021	Current
Togara North	MDL316	2010	Current
	MDLA317		Application
	MLA70149		Application
	MLA70162		Application
	EPC550	2006	Current

Terms:

ML — Mining Lease

MLA — Mining Lease Application

MDL — Mineral Development Licence

EPCA — Exploration Permit Coal

EPCA PL — Petroleum Lease Coal

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the Environmental Protection Agency ("EPA") and a Plan of Operations ("POO") lodged with the EPA.

The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine, which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous

estimates and has, in the case of third parties outside the Enlarged Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Enlarged Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Enlarged Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

Enlarged Xstrata Group's South African coal assets

Summary of the Enlarged Xstrata Group's mining licences and authorisations

Division/mine	Mining licence number	Expiration date (a transitional ending on 30 April 2009 applies under the MPRDA)	EMPR status
Tweefontein division			
Waterpan Colliery	34/95	Indefinite	Approved
Boschmans Colliery	34/95	Indefinite	Approved
iMpunzi division			
Phoenix Colliery	31/94	Indefinite	Approved
ATC	31/94	Indefinite	Approved
ATCOM	31/94	Indefinite	Approved
Southstock division			
Tavistock Colliery	31/94	Indefinite	Approved
South Witbank Colliery	31/94	Indefinite	Approved
South Witbank Colliery (Klippoortje)	18/01	2014	Approved
Mpumalanga division			
Tselentis Colliery (Smutsoog)	9/01	Indefinite	Approved
Tselentis Colliery (Botharust/Lilliput/Klipstapel)	14/04	2009	Approved
Tselentis Colliery (Witbank/Main)	13/04	2009	Approved
Spitzkop Colliery	15/04	2009	Approved
Goedgevonden division			
Goedgevonden Colliery	24/2004	2009	Approved
Goedgevonden Colliery (Zaaiwater)	5/2003	2018	Approved
Rietspruit JV	13/99	2022	Approved
DTJV			
Middelburg	9/99	2034	Approved
Douglas	11/99	2022	Approved

In terms of the MPRDA, which came into operation on 1 May 2004, the mineral resources are the common heritage of all people of South Africa and the state is custodian thereof for the benefit of all South Africans. Xstrata South Africa, either directly or through subsidiaries or through co-arrangements with Ingwe, holds mining authorisations and consequently old order mining rights, as defined in the MPRDA, over all of the areas covered in its current life of business plan with the exception of a portion of the Goedgevonden project area and a property at Tselentis, over which properties it has acquired new order prospecting rights. These new order prospecting rights provide Xstrata South Africa with the exclusive right to apply for new order mining rights over the economically exploitable mining areas.

Xstrata South Africa has a number of initiatives in place to ensure that it complies with the requirements of the MPRDA hence allowing it to convert its old order mining rights into new order rights within the maximum five year transitional period as provided within the legislation. These old order mining rights continue to remain in force for a period not exceeding five years and cease to

exist upon conversion and registration of the new mining right or if the holder fails to lodge the old order mining right for conversion before 30 April 2009, being the date upon which the maximum period of five years expires.

Xstrata South Africa has an ongoing freehold acquisition programme to secure surface rights ahead of mining where required. For undeveloped resources, only limited surface freehold is owned. In most instances, however, title to the mineral rights confers the right to utilise or acquire the surface freehold as may be necessary for mining purposes. Xstrata South Africa manages the necessary old order rights and freehold properties relative to their current and projected mining operations.

Copper and gold assets

Mineral rights at the Former Xstrata Group Copper Business's various operations are held through mining tenements. No separate surface rights exist for the properties. A summary of the mining tenements directly involved in actual operations is shown in the table below.

Status of Former Xstrata Group Copper Business's copper and gold asset mining tenements

EHM mine tenements

Tenement	Tenement name	Original granted	Expires	Comments
ML2671	Savage 33	28-Nov-1974	30-Nov-2025	Active mining area
ML90041	EHM 1	1-Dec-1995	30-Nov-2016	Active mining area
ML90072	EHM A	1-Dec-1995	30-Nov-2025	Active mining area
ML90075	EHM B	1-Dec-1995	30-Nov-2025	Active mining area
ML90085	EHM C	1-Apr-1996	31-Mar-2026	Active mining area
ML90100	EHM D	1-Jun-1996	31-May-2026	Active mining area
ML90107	EHM E	1-Sep-1996	30-Aug-2026	Active mining area
ML90116	EHM F	1-Oct-1996	30-Sep-2026	Active mining area
ML2664	Savage 26	8-Apr-1975	31-May-2006	
ML2669	Savage 31	26-Feb-1976	28-Feb-2006	
ML2670	Savage 32	28-Nov-1974	30-Nov-2005	
ML2672	Savage 34	28-Nov-1974	30-Nov-2005	
ML2674	Savage 36	28-Nov-1974	30-Nov-2005	
ML2676	Savage 38	28-Nov-1974	30-Nov-2005	
TL203701		18-Aug-1995	17-Aug-2045	7,000 ha surrounding active mining leases
TL207781		21-Sep-1996	20-Sep-2046	EHM accommodation village

Mount Isa mine tenements

Tenement	Tenement name	Original granted	Expires	Comments
ML8058	Mount Isa Consolidated	1-Dec-1986	30-Nov-2036	As granted under MIMLA Act

Alumbrera mine tenement

Tenement	Tenement name	Original granted	Expires	Comments
YMAD	YMAD Lease	26-Dec-1997	25-Feb-2017	600 ha area lease

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the Environmental Protection Agency ("EPA") and a Plan of Operations ("POO") lodged with the EPA. The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with the government is a percentage of the total rehabilitation liability. The percentage required is dependent on the

environmental performance category of the mine, which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has, in the case of third parties outside the Enlarged Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Enlarged Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Enlarged Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

Alumbrera is required to submit environmental management reports every two years to the Provinces of Catamarca and Tucuman. The reports present results of the environmental monitoring conducted and any changes or issues in specific areas of the operation to the portions of the project that occur in each province. The report to Catamarca addresses the mine and mineral processing operations and the concentrator pipeline operation within the Catamarca Province. The report to the Province of Tucuman addresses pipeline and filter plant operations. The Enlarged Xstrata Group has submitted all required reports. No financial assurance is required by the Argentine authorities for Alumbrera.

Summary of Former Xstrata Group Zinc Business zinc and lead operations' mineral leases

Mineral rights at the various operations are held through mining licences. No separate surface rights exist for the properties.

Mount Isa mine tenements

Tenement	Tenement name	Original granted	Expires	Comments
ML8058	Mount Isa Consolidated	1-Dec-1986	30-Nov-2036	As granted under MIMLA Act

McArthur River mine tenements

Tenement	Tenement name	Original granted	Expires	Comments
ML1121	HYC	5-Jan-1993	30-Apr-2018	Active mining area
ML1122	Glyde	5-Jan-1993	30-Apr-2018	Active mining area
ML1123	Buffalo	5-Jan-1993	30-Apr-2018	Active mining area
ML1124	Emu	5-Jan-1993	30-Apr-2018	Active mining area
ML1125	Emu East	5-Jan-1993	30-Apr-2018	Active mining area
ML1126	Bing Bong	5-Jan-1993	30-Apr-2018	Port facility
ML582	Reward	1-Sep-1958	31-Dec-2019	
AN366	Emu Fault	8-Jun-1992	04-Jun-2006	

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the Environmental Protection Agency ("EPA") and a Plan of Operations ("POO") lodged with the EPA.

The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with the government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine, which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has, in the case of third parties outside the Enlarged Xstrata Group, significantly

altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Enlarged Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Enlarged Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

For McArthur River, the terms and conditions for mining concessions relevant to Northern Territory mining operations include the requirement to have a Mine Management Plan ("MMP") submitted and accepted by the Department of Business, Industry and Resource Development. The MMP specifies the proposed mining and rehabilitation activities for the McArthur River mine. The Enlarged Xstrata Group has submitted the required MMP and has lodged the necessary financial assurance.

Spanish zinc assets

The various Spanish Exploitation Concessions through which Asturiana controls the mineral rights and the right to mine at the Reocín mine expired on 25 July 2003. Currently neither mining concessions nor relevant investigation claims are owned by Asturiana in Spain.

Summary of the Alloys Business operations' mineral leases

An approved mining licence was required for all mining operations in terms of Section 9 of the Minerals Act (Act 50 of 1991), which was repealed by the MPRDA. These licences are valid for certain defined periods in terms of the transitional arrangements of the MPRDA.

Mine	Location(s)	Mining licence	Expiry date
Kroondal	Mineral area 2 (Portion of MA no 1 of the farm Kroondal)	ML 2/2002	None
	Mineral area 4 (Portion of MA no 3 of the farm Kroondal)	ML 24/2002	19 December 2012
	Mineral area 6 (Portion of MA no 5 of the farm Kroondal)		
	Mineral area 8 (Portion of MA no 7 of the farm Kroondal)		
	Mineral area 9 (Portion of MA no 5 of the farm Kroondal)		
	Mineral area 10 (Portion of MA no 1 of the farm Kroondal)		
	Portion 91 of the farm Kroondal 304 JQ		
Kroondal	Portions 24, 26, 45, 46, 47, 50, 51 and Portions of portions 13, 41, 43, 44 and the remainder of Kroondal 304 JQ	ML 22/2001	None
Kroondal Gemini	Portion of portion 91 of Kroondal 304 JQ	ML 6/2001	26 February 2011
	Portion of the remaining extent of portion 92		
	Portion of portion 102 (Portion of portion 92)		
	Portion of portion 93 of the farm Kroondal 304		
	Portion of the remaining extent of portion 94		
	Remaining extent of Mineral area 11 (part of portion 95)		
	Remaining extent of Mineral area 12 (part of portion 97)		
	Remaining extent of Mineral area 13 (part of portion 98)		
	Remaining extent of Mineral area 14 (part of portion 96) all of the farm Kroondal 304 JQ.		
Wonderkop	Portion 1 of the farm Spruitfontein 341 JQ	ML 3/2002	None
	Remaining extent of the farm Brakspruit 299 JQ		
	Remaining extent of portion 12 of Brakspruit 299 JQ		
	Portion 17, 18 and 19 (portion of portion 12) of Brakspruit 299 JQ		
Waterval West	Portions 45 and 97 of the farm Rustenburg Town and Townlands	ML 1/2001	31 January 2011
Waterval East	Holding 25 Waterval Small Holdings Agriculture Holdings	ML 23/2002	16 December 2027
	Holding 26 Waterval Small Holdings Agriculture Holdings Portion 1 of Holding 27 of Waterval Small Holdings Portion 27 (Portion of Portion 2) of the Farm Waterval 306 JQ		
	Portion 30 (Portion of Portion 2) of the Farm Waterval 306 JQ		
	Portion 31 (Portion of Portion 2) of the Farm Waterval 306 JQ		
	Portion 32 (Portion of Portion 2) of the Farm Waterval 306 JQ		
	Portion 33 (Portion of Portion 2) of the Farm Waterval 306 JQ		
	Portion 34 (Portion of Portion 2) of the Farm Waterval 306 JQ		
	Over a Portion of the Farm Waterval 306 JQ		
	Remaining Portion 2 including a Portion of Mineral Area 1		

Mine	Location(s)	Mining licence	Expiry date
Waterval East	Portion 35,36,37, Mineral Area 1	ML 4/2002	None
(Old Cashan)	Holdings 23,22,21 and Remaining of Holding 24, All of Waterval 306 JQ		
Rietvly Silica	Portion 90 and 98 (portion of portion 89) of the farm Rietvly 271JQ	ML 8/2003	05 August 2013
	Section 17 application: Portion 145 (a portion of portion 8) of the Farm Rietvly 271 JQ	Application	
Thorncliffe Mine	Thorncliffe 374 KT/Helena 6 JT	ML 22/2003	07 July 2013
De Grooteboom	Mineral Area No. 4 (A portion of Mineral Area No. 3) on the farm De Grooteboom 373 KT	ML 1/2004	31 December 2006

Other licences

Maloma anthracite mine

Xstrata South Africa (Pty) Ltd holds a mining lease granted in 1992 by His Majesty, Ngwenyama of Swaziland in respect of the Maloma anthracite mine in Swaziland.

Acquisitions, disposals and discontinued operations

Acquisitions and disposals

During the periods covered by the financial information on the Former Xstrata Group included in, or incorporated by reference into these Listing Particulars, the Former Xstrata Group undertook the following principal acquisitions and disposals:

- On 24 June 2003, the Former Xstrata Group acquired 100% of the issued share capital of MIM Holdings Limited (now known as Xstrata Queensland Limited) for US$2.1 billion. In addition to its thermal coal and zinc lead assets, the acquisition of MIM provided the Former Xstrata Group with significant new products in copper and coking coal as well as a number of proprietary technologies, which are the main products of Xstrata Technology. The size and timing of the MIM acquisition substantially affects the comparability of the results of operations of the Former Xstrata Group for the financial years ended 31 December 2003 and subsequent periods under review.

- In November 2003, the Former Xstrata Group sold interests in the following JANEs: a 20% interest in the Newlands, Collinsville, Abbot Point Joint Venture, a 20% interest in the Oaky Creek Coal Joint Venture and a 25% interest in four Xstrata Coal Queensland projects in equal proportions to joint venture partners, Itochu Corporation and Sumitomo Corporation, for net consideration of US$388.4 million. JANEs are joint arrangements not creating an entity. They are characterised by the sharing of output (for example, the physical commodity or transport facility) rather than the sharing of profit for operations of the joint venture.

- On 1 July 2004, the Former Xstrata Group established a combined Pooling and Sharing Venture ("PSV") with Merafe Resources Limited ("Merafe"). The PSV was the first black economic empowerment transaction for the Former Xstrata Group and represented a considerable step forward in achieving compliance with the New Minerals and Petroleum Resources Development Act in South Africa.

- In August 2005, Anglo Platinum and the Former Xstrata Group formed the Mototolo Joint Venture to develop a platinum group metals ("PGM") mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanqa, South Africa. Anglo Platinum and the Former Xstrata Group each agreed to contribute a similar amount of in-situ PGM reserves and resources. Anglo Platinum agreed to purchase the Former Xstrata Group's 50% share of PGM concentrate for further smelting, refining and marketing of finished product. The Former Xstrata Group agreed to construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and to purchase Anglo Platinum's 50% share of chrome concentrate. In February 2006, the Former Xstrata Group announced its agreement to form a black economic empowerment partnership with Kagiso Trust Investments (Proprietary) Limited ("Kagiso") in respect of the Former Xstrata Group's 50% interest in the Mototolo Joint Venture. As of 11 May 2006, Kagiso, through a special purpose vehicle, Kagiso Platinum Venture (Pty) Limited ("KPV"), acquired 26% of the Former Xstrata Group's 50% interest in the joint venture, resulting in KPV owning a fully participative 13%

interest in the earnings from the Mototolo Joint Venture, in return for funding its proportionate share of the total capital expenditure required for the project. The Former Xstrata Group retains an effective 37% interest. KPV's participation is effective retrospectively from the inception of the Mototolo Joint Venture. In order to facilitate Kagiso's fundraising, Xstrata South Africa provided a ZAR100 million (approximately US$13 million) completion guarantee to Kagiso's financiers, Investec Bank Limited. The total capital expenditure for the project is estimated at ZAR1,350 million (approximately US$172 million) to commissioning, of which the Former Xstrata Group's share is 37%. The Former Xstrata Group's investment is expected to be made by the end of 2007 and funded from the Enlarged Xstrata Group's free cash flow. Initial production of PGM is anticipated in the last quarter of 2006 and full production by the end of 2007.

- In August and September 2005, the Former Xstrata Group acquired Falconbridge Shares for US$1.7 billion in aggregate, such Falconbridge Shares at the time representing approximately 19.9% of the then outstanding Falconbridge Shares. These acquisitions were financed by the issue of the 2017 Convertible Debenture and borrowings under the Second Facility Agreement.

- In March 2006, the Former Xstrata Group announced the proposed acquisition of 33⅓% of the Cerrejón thermal coal operation in Colombia, from the Cerrejón Vendors, for a total consideration of US$1,712 million, which included an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at 1 January 2006 over the Cerrejón Purchasers' target net asset value of the Cerrejón Business. The consideration was satisfied in cash on completion of the Cerrejón Acquisition on 12 May 2006 and was financed through the Cerrejón Bridge Facility Agreement described in paragraph 12(l) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

- On 16 May 2006, the Former Xstrata Group announced the proposed acquisition of the Tintaya copper mine and associated satellite deposits in Peru, South America, from BHP Billiton for US$750 million. The acquisition price comprised an initial cash consideration paid on completion on 21 June 2006 of US$634 million and the assumption of US$116 million of debt. An agreed price participation arrangement based on prevailing copper prices upon completion of the transaction resulted in further deferred cash payments to BHP Billiton totalling US$25 million having to be paid during the 18 months from January 2007 to June 2008. Two further conditional deferred payments of US$25 million each in cash may also be payable to BHP Billiton. The first such amount will be payable in July 2009 if the LME copper price exceeds certain levels from July 2008 to June 2009. The second amount will be payable if either of the Antapaccay or Coroccohuayco satellite deposits are developed prior to 2020. The consideration for the Tintaya Acquisition was funded from debt facilities of the Former Xstrata Group. For further information on the Tintaya Acquisition, see paragraph 12(k) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

Discontinued operations

The Former Xstrata Group's discontinued operations include its forestry operation in Chile, which was sold in January 2005, and its magnesium scrap recycling plant in the United States, which was sold in April 2003.

Recent significant developments

Conversion of McArthur River mine

In August 2005, Xstrata announced the Former Xstrata Group's intention to convert the McArthur River zinc-lead mine in the Northern Territory, Australia from an underground to an open cut operation to enable production to continue at the mine. The switch of mining methods entails an investment initially estimated at A$66 million (approximately US$49 million) which, provided the necessary regulatory approval is obtained, is expected to be made over the next two years and funded from the Enlarged Xstrata Group's free cash flow. The regulatory approval may be subject to stringent compliance requirements which, added to further delays in the approval process, will result in increased project capital and operating cost.

Placing

On 17 May 2006, the Guarantor announced the placing to institutional investors of 61,994,320 Ordinary Shares at a price of 2100 pence per Ordinary Share to raise gross proceeds of approximately £1,302 million. The Placing, which closed on 22 May 2006, comprised 32,543,344 new Ordinary Shares issued by the Guarantor and 29,450,976 Ordinary Shares held at the time of the Placing by Batiss pursuant to the ECMP. The Placing was carried out to raise proceeds for the Former Xstrata Group to pay back a portion of the debt incurred in relation to the acquisitions of the initial stake of approximately 19.9% in Falconbridge and the Cerrejón Acquisition.

Partial sale of Cook Colliery

On 20 June 2006, Xstrata announced that heads of agreement had been signed with Caledon Resources plc for the partial sale of the Enlarged Xstrata Group's Cook Colliery and the surrounding Southern Resource. The Enlarged Xstrata Group will retain the large Northern Resource. A conditional sale and purchase agreement was entered into in respect of the sale on 22 August 2006. The consideration is A$45.6 million (approximately US$33.9 million), payable in cash.

Falconbridge Acquisition

On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,024.8 million) in aggregate. On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,290.0 million) in aggregate. On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,033.4 million) in aggregate. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun the process of exercising its right under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario), as amended, to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata now beneficially owns approximately 99.9% of the issued and outstanding Falconbridge Shares on a fully-diluted basis. Xstrata expects the compulsory acquisition process to conclude in early November 2006. The aggregate cash consideration paid by the Former Xstrata Group for Falconbridge Shares since 30 June 2006 (and therefore excluding the consideration of approximately US$1.7 billion in aggregate for the stake acquired in August and September 2005 and excluding the consideration to be paid in respect of the Falconbridge Shares to be acquired under the compulsory acquisition procedure, which is estimated at approximately C$659.0 million (approximately US$585 million) in aggregate) was approximately C$18.3 billion (approximately US$16.2 billion). The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and debt financing under the Equity Bridge Facility, the Debt Bridge Facility and the Acquisition Facilities described in paragraph 12(i) of Part XVII — "Additional information — Material contracts" of these Listing Particulars.

Falconbridge break fees

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

Falconbridge Special Dividend

Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments

of approximately C$278.1 million (approximately US$246.7 million) and approximately US$3.6 million in aggregate, of which approximately C$55.2 million (approximately US$49.0 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

2006 Xstrata Interim Report

On 2 August 2006, the Guarantor published the 2006 Xstrata Interim Report (which is incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars). The full text of the announcement accompanying that publication is set out below.

News release

XSTRATA INTERIM RESULTS
FOR THE 6 MONTHS ENDED 30 JUNE 2006

Zug, 2 August 2006

Key Financial Results

$m	Six Months to 30.06.06*	Six Months to 30.05.05*	% Change
Revenue	**5,178.3**	3,765.7	37.5
EBITDA	**2,263.4**	1,347.7	67.9
EBIT	**1,947.4**	1,063.9	83.0
Attributable profit	**1,132.8**	797.1	42.1
Earnings per share (basic)	**$ 1.79**	$ 1.28	39.8
Cash generated from operations	**1,957.9**	1,136.6	72.3
Net debt to equity	**12.7%**	18.6%	(31.7)
Net assets	**13,084.0**	7,239.7	80.7
Net assets per share	**$ 18.69**	$ 11.84	57.9
Dividends declared and paid per share	**25.0¢**	16.0¢	56.3
Dividends proposed	**13.0¢**	9.0¢	44.4

* Excludes discontinued operations

Highlights

- Very strong earnings performance, with EBIT up by 83% to $1.9 billion
- Exceptional free cash generation of $1.3 billion after sustaining capital expenditure of $183 million
- Efficiency gains achieved and internal growth projects on budget in face of disproportionately high inflation in mining
- Acquisition of one-third of Cerrejón coal mine and Tintaya copper mine completed in first half
- Net debt to equity reduced to 12.7% despite acquisitions of $2.4 billion
- Cash offer for remaining 80% of Falconbridge Limited due to close on 14 August 2006

Mick Davis, Xstrata Chief Executive said:

"Xstrata's businesses delivered another very strong earnings performance in the first half of 2006. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased to $2.26 billion and attributable profit rose to $1.13 billion, 68% and 42% higher than in the first half of the previous year respectively.

"Overall, higher sales prices contributed $958 million to EBIT of $1.95 billion, 83% higher than in the comparable period. The strengthening US dollar against local producer currencies also positively impacted results, together with higher volumes of Australian thermal coal, coking coal, copper, gold and zinc. The full benefit of increased volumes, sales prices and favourable currency movements was tempered by the impact of significantly higher than consumer price inflation increases in the

cost of mining inputs across the business. In common with the rest of the mining industry, Xstrata experienced steep increases in the cost of labour, fuel, explosives, tyres, construction materials and transport and freight charges, as demand from the mining sector continued to rise, with high levels of activity causing supply shortages and increased prices from suppliers. Stripping out the full impact of both CPI and mining specific inflation, Xstrata achieved real cost savings of $11 million.

"The outlook for Xstrata is very encouraging. Strong commodity prices, productivity improvements, further progress on a number of growth projects, the significant potential associated with the acquisition of Falconbridge and potential further participation in industry consolidation ensure that Xstrata is well positioned to continue to create significant value in the second half of 2006 and in the years ahead."

Agreement to establish ARM Coal

In February 2006, Xstrata announced the agreement of the Former Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company called ARM Coal (Proprietary) Limited ("ARM Coal"), with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets. The transaction completed on 24 August 2006. The principal features of the transaction were as follows:

- As of completion, ARM paid ZAR400 million (approximately US$51 million) to subscribe for 51% and the Former Xstrata Group paid ZAR384 million (approximately US$49 million) to subscribe for 49% of the issued share capital of ARM Coal, which holds a 20% interest by way of participating preference shares in the existing coal operations of Xstrata South Africa, excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. The Former Xstrata Group agreed to provide vendor financing to ARM Coal and, to advance ARM's participation in the South African coal industry, also agreed to grant ARM an option (the "ARM Option") to increase its direct participation in participating preference shares of 1 Xstrata South Africa by up to a further 10%. ARM exercised the ARM Option in August 2006, which will result in historically disadvantaged South Africans controlling approximately 36% of Xstrata's South African coal business.
- Under this transaction, which was valued in aggregate at approximately ZAR2.4 billion (approximately US$306 million), ARM Coal initially subscribed for participating preference shares ("Initial Preference Shares") in the capital of Xstrata South Africa for cash consideration of ZAR784 million (approximately US$100 million), by applying the subscription proceeds received from the Former Xstrata Group and ARM for its ordinary shares. The Initial Preference Shares entitle ARM Coal to participate in 20% of the free cash flow of Xstrata South Africa's existing coal operations, excluding the Goedgevonden project. All dividends received from the Initial Preference Shares flow to ARM via ARM Coal.
- Under the terms of the ARM Option, ARM subscribed for new participating preference shares ("Further Preference Shares") in the capital of Xstrata South Africa for cash consideration of ZAR400 million (approximately US$51 million). The Further Preference Shares carry the same rights and obligations as the Initial Preference Shares save that no vendor facilitation (relating to interest and capital standstill arrangements and the application of the cash upstream principle as more fully described below) was provided by Xstrata South Africa. Accordingly, the Further Preference Shares will entitle ARM to participate in 10% of the free cash flow of Xstrata South Africa's existing coal operations, excluding the Goedgevonden project, and dividends received from the Further Preference Shares will flow directly to ARM.
- For the purposes of this transaction, ZAR4 billion (approximately US$510 million) of debt was attributed to Xstrata South Africa's existing coal operations, excluding the Goedgevonden project. This debt bears interest at the prime overdraft rate of interest quoted publicly by the Standard Bank of South Africa (the "prime rate") and is to be repaid over a ten-year period following a five-year vendor facilitation period during which no interest will accrue and no principal will be required to be repaid. Xstrata South Africa provided debt funding of ZAR765 million (approximately US$98 million) to ARM Coal in order to fund its acquisition of the 51% interest in the Goedgevonden project. This debt bears interest at the prime rate and the repayment period is linked to the underlying cash flows of ARM Coal.
- Furthermore, Xstrata South Africa is obliged to provide the project funding required to bring the Goedgevonden project into commission. The project funding is expected to peak at approximately ZAR2.9 billion (approximately US$370 million) and will be repayable over ten

years following an eight-year vendor facilitation period. During this eight-year period, no interest will accrue and no principal will be required to be repaid in respect of Xstrata South Africa's portion of the project funding and ARM Coal will be entitled to share in this benefit. The project funding will bear interest at the prime rate.

- In order for ARM to gain immediate access to cash flows, a cash upstream principle is applicable for the first five years following completion of the transaction, whereby 20% of Goedgevonden's operating cash flow will be distributed to the joint venture parties according to their respective interests. The remaining 80% of the operating cash flow will be utilised towards the servicing of the project funding debt. Furthermore, 80% of the operating cash flow received from the Goedgevonden project by ARM Coal will be used to service ARM Coal's debt of ZAR765 million and the remaining 20% will be distributed to the shareholders of ARM Coal.

Redemption of Falconbridge preference shares

Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 on 1 November 2006. Falconbridge intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$271 million).

Rights Issue and Prospectus

On 3 October 2006, Xstrata announced the Rights Issue and published the Prospectus in relation to it. Xstrata launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition. The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £54 million (approximately US$101 million), are expected to be approximately £2.9 billion (approximately US$5.4 billion).

The Rights Issue, which is being made on the basis of one New Share for every three Existing Shares held at 5.00 p.m. (London Time) on 2 October (the "Record Date"), at a price of 1,265 pence per New Share, is conditional upon a number of matters that are typical for a transaction of its nature. If these conditions are not fulfilled, the Rights Issue will not proceed.

Save in respect of New Shares which Glencore International takes up pursuant to the irrevocable undertakings it has given to Xstrata and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter, the Rights Issue is fully underwritten by Deutsche Bank and, on behalf of its affiliate JPMorgan Cazenove, by JPMSL. For information in relation to the relevant Underwriting Agreement, see paragraph 12(f) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

Glencore International and CSSEL have the largest shareholdings in Xstrata, holding approximately 14.3% and 21.7% respectively of the Ordinary Shares at the date of these Listing Particulars. Glencore International has irrevocably undertaken to take up its full entitlements under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings (approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue). The Takeover Panel has granted a dispensation from any obligation on either Glencore International or CSSEL to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore International and CSSEL's interest being diluted by exchange rights under the Glencore Exchangeable Bonds being exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds into Ordinary Shares being exercised, between 2 October 2006 (being the latest practicable date prior to the publication of the Prospectus) and completion of the Rights Issue and subsequently being increased again as a result of Glencore International subscribing for New Shares pursuant to the irrevocable undertakings it has given to Xstrata or pursuant to the Glencore Underwriting Letter. Glencore International's right to acquire shares pursuant to Note 11 on Rule 9.1

of the City Code is not affected by this dispensation nor by these arrangements generally. For further information on these irrevocable undertakings, see paragraph 12(g) of Part XVI — "Additional information — Material contracts" of these Listing Particulars.

Glencore International will be paid an underwriting commission by Xstrata of US$35.1 million in connection with its undertakings.

Dealings in New Shares, nil paid, have commenced on the London Stock Exchange and on the SWX on 5 October 2006. The expected latest date for acceptance and payment in full under the Rights Issue is 27 October 2006.

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 25% following the issue of the New Shares.

For further information in relation to the Rights Issue, see paragraph 1 of Part VII — "Use of proceeds and Terms and Conditions of the Rights Issue — Use of proceeds and terms and conditions of the Rights Issue" of the Prospectus, which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars.

Current trading and prospects

Since 30 June 2006, Xstrata has continued to trade well, with demand for commodities remaining robust. In the wider market, this demand, together with market supply constraints and long lead times to add new market capacity, has supported prices for the Enlarged Xstrata Group's commodities significantly above long-term averages.

Base metals prices rose strongly in the first half of 2006, with copper, zinc and lead prices peaking in May before falling back in June. In mid-September 2006, the prices of these three metals fell back from their recent highs due to concerns over potential softer Chinese demand and the performance of the US economy. However, base metal prices remain significantly above their long-term averages and the assumptions that underpinned the Falconbridge Acquisition.

For copper, supply uncertainty and a strong physical market supported prices. The market was sensitive to supply issues such as industrial unrest in Escondida, a significant copper mine in Chile (which is owned by third parties outside the Enlarged Xstrata Group, including BHP Billiton and Rio Tinto), further boosting the copper price. This dispute has now ended, but the prevailing copper price remains supported by a tight market. In the three months ended 30 September 2006, copper prices consolidated in a range between US$7,000 per tonne and US$8,000 per tonne. Expansionary projects to increase smelter capacity at the Enlarged Xstrata Group's Australian Mount Isa operation are expected to improve refined metal output in the second half of 2006.

Strong global zinc demand growth (approaching 7% in 2006), low zinc stocks on the London Metal Exchange (LME) and a supply deficit have combined to boost the zinc price in the second half of 2006, in addition to the increase in the first half of 2006. This mitigated lower metal production in the Enlarged Xstrata Group's Australian operations in the first half of 2006, and improved concentrator capacity coming on stream in the second half 2006 is expected to improve zinc and lead volumes significantly.

Low LME stocks and surging demand from stainless steel producers have boosted nickel prices to date in 2006. Despite significant gains in the first half of 2006, prices have increased further in the third quarter of 2006 and stocks currently remain low. This has facilitated a strong performance by the Nickel Business despite the impact of high fuel costs.

Following an increase of approximately 12% in the aluminium price in the first six months of 2006, the aluminium price has remained flat to date in the second half of 2006, albeit at a relatively high level by historical standards.

For thermal and coking coal, more than 90% of Xstrata's export sales from Australia and South Africa have been priced for the remainder of 2006. Thermal and coking coal prices have remained above historical averages in 2006, although average realised prices are expected to be lower than in 2005. A key driver of earnings for the Coal Business in 2007 will be the settlement of contract prices

in Australian thermal and coking coals for the new contract year from 1 April 2007 as well as coal's competitive position in the European energy market. Thermal coal prices relating to this period for contracts settled to date have reflected the continued strong demand, while hard coking coal price negotiations for the new contract year typically will not commence until later in 2006. In Europe, the forward coal prices are currently higher than spot pricing, reflecting a stronger forward electricity and gas market. Production volumes are higher in 2006 due to commencement of projects such as the Rolleston thermal coal project in Queensland, Australia and a second longwall in the Oaky No 1 coking coal operation, although Xstrata does not expect the Enlarged Xstrata Group's South African operations to increase exports for 2006.

Stronger demand from stainless steel producers in 2006 has supported an increase of 4.75 cents per pound in the ferrochrome price in the third quarter of 2006. Phase one of the Project Lion ferrochrome smelter complex is expected to be commissioned on schedule in the fourth quarter of 2006, adding additional, lower cost capacity to the Enlarged Xstrata Group's South African ferrochrome business. Vanadium prices have declined from the peaks seen in 2005, but remain strong and are anticipated to remain significantly above historical levels during 2006.

PART XIII — INFORMATION ON THE FALCONBRIDGE GROUP

Overview of the Falconbridge Group's business

The Falconbridge Group's principal products are nickel, copper, zinc and aluminium, with the balance of the Falconbridge Group's products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

The principal markets for the Falconbridge Group's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for the Falconbridge Group's products in 2005, accounting for 36% of consolidated sales (2004 — 36%), with Canada accounting for 16% of consolidated sales (2004 — 17%), Europe 23% of consolidated sales (2004 — 26%) and other countries 25% of consolidated sales (2004 — 21%).

In July 2005, Falconbridge's subsidiary Noranda Aluminum Inc. sold its aftermarket automotive wheel manufacturing and distribution operations, American Racing Equipment ("ARE") to Platinum Equity, a global mergers and acquisition firm based in Los Angeles, California, for US$40.5 million. The transaction resulted in a gain for Falconbridge of approximately US$1 million. Under the transaction, an affiliate of Platinum Equity acquired all outstanding shares of ARE.

History and development of the Falconbridge Group

Falconbridge Limited is the continuing corporation resulting from the amalgamation under the Business Corporations Act (Ontario) on 30 June 2005 of Noranda and Former Falconbridge. Predecessors of Falconbridge have carried on business under the Falconbridge Limited name since 1928 and under the Noranda Inc. name since 1922.

Falconbridge Group financial information

For the principal differences in the application of the Guarantor's accounting policies and those applied by Falconbridge, see pages 393 to 400 of the Circular, and, for financial information on the Falconbridge Group for the three years ended 31 December 2005, 31 December 2004 and 31 December 2003, see pages 335 to 387 of the Circular (all of which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars).

Nickel Business summary

Introduction

The Nickel Business's operations include mines and processing facilities in Canada, Norway and the Dominican Republic.

The Nickel Business markets and sells nickel and ferronickel to customers in 31 countries. The largest markets are Western Europe, the United States and Asia/Pacific, which in the six months ended 30 June 2006 accounted for approximately 50%, 23% and 27%, respectively, of total nickel sales.

Reserve and resource base

The tables below set out the Nickel Business's attributable nickel and copper reserve and resource base as at 31 December 2005:

Mineral reserves[1]

	% ownership		31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Nickel Deposits										
Sudbury	100.0	Proven	3,155	1.78	—	1.26	—	—	—	—
	100.0	Probable	4,900	1.27	—	1.13	—	—	—	—
		Total	8,055	1.47	—	1.18	—	—	—	—
Raglan	100.0	Proven	5,942	0.72	—	2.58	—	—	—	—
	100.0	Probable	8,908	0.81	—	2.95	—	—	—	—
		Total	14,850	0.77	—	2.80	—	—	—	—
Montcalm	100.0	Proven	4,157	0.69	—	1.45	—	—	—	—
	100.0	Probable	350	0.63	—	1.59	—	—	—	—
		Total	4,507	0.68	—	1.46	—	—	—	—
Falcondo	85.26	Proven	45,337	—	—	1.22	—	—	—	—
	85.26	Probable	9,036	—	—	1.05	—	—	—	—
		Total	54,373	—	—	1.19	—	—	—	—
Koniambo	49.0	Proven	17,182	—	—	2.50	—	—	—	—
	49.0	Probable	45,293	—	—	2.36	—	—	—	—
		Total	62,475	—	—	2.40	—	—	—	—

Notes:

The above table sets out the Falconbridge Group's attributable nikel reserve base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) No adjustments have been made for metal losses during processing.

Mineral resources[1] (in addition to mineral reserves)

	Falconbridge's beneficial interest (%)	Category	31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)
Nickel Deposits									
Sudbury Operations	100.0	Measured	3,347	0.61	—	1.85	—	—	—
		Indicated	17,187	1.09	—	2.38	—	—	—
		Total	20,534	1.02	—	2.30	—	—	—
		Inferred	29,000	2.6	—	1.8	—	—	—
Raglan	100.0	Measured	55	1.12	—	3.92	—	—	—
		Indicated	3,336	0.80	—	2.40	—	—	—
		Total	3,391	0.80	—	2.42	—	—	—
		Inferred	7,700	0.8	—	3.0	—	—	—
Falcondo	85.26	Measured	—	—	—	—	—	—	—
		Indicated	13,840	—	—	1.53	—	—	—
		Total	13,840	—	—	1.53	—	—	—
		Inferred	6,300	—	—	1.4	—	—	—
Koniambo[2]	49.0	Inferred	156,000	—	—	2.2	—	—	—

Notes:

The above table sets out the Falconbridge Group's attributable nickel resource base (in addition to reserves), based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Mineral resources do not include allowances for dilution or mining recovery.

(2) Mineral resource total does not contain limonite inferred resource of 100 million tonnes grading 1.6% nickel and 0.2% cobalt.

Production

The tables below set out the total mine production and attributable production of the Nickel Business for the years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2005 and 30 June 2006:

Total mine production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
	Tonnes			
Mined nickel	80,800	79,600	41,200	40,000
Refined nickel	100,900	113,600	56,800	55,500
Mined copper	32,700	34,200	18,100	17,000

[1] See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
	Tonnes			
Mined nickel	76,400	75,400	39,100	37,900
Refined nickel	96,500	109,300	54,900	53,400
Mined copper	6,900	5,800	18,100	17,000

[1] See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Nickel Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from page 378 of Part III — "Information on the Falconbridge Group" of the Circular (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars)) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Falconbridge MD&A):

Nickel Business	Audited restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		Unaudited Canadian GAAP Six months ended 30 June 2006[2]	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
	US$m	(%)	US$m	(%)	US$m	(%)
Revenues	1,824	27.0	2,146	26.3	1,314	19.3
Income generated from operating assets[1]	637	45.8	597	32.8	383	19.3

[1] See the detailed definition of income generated from operating assets under the heading "Supplemental Performance Measures" in the 2006 Falconbridge MD&A (which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — 2006 Falconbridge MD&A").

[2] For further information on the financial results of the Falconbridge Group for the six months ended 30 June 2006, see the Consolidated Statements of Income, the Consolidated Statements of Cash flows and the Consolidated Balance Sheets that accompanied Falconbridge's announcement of its second quarter 2006 financial results (each of which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — Falconbridge second quarter 2006 financial results" of these Listing Particulars).

The Falconbridge Nickel Business's mining and milling operations

Falcondo

The Enlarged Xstrata Group owns 85.26% of the outstanding shares of Falconbridge Dominica C. por A. ("Falcondo"). Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the

remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

Mining at Falcondo is carried out from the surface using bulldozers, hydraulic shovels and trucks. Falcondo's total mine production for the six months ended 30 June 2006, as obtained through a metallurgical balance calculation, was 1,944,293 dmt (full year 2005 — 3,920,220 dmt) of ore at an average nickel grade of 1.16%.

Raglan

The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and ten 20-year mining leases covering 963 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. One mining lease application covering 32 hectares remains outstanding from 2005.

Commercial production at Raglan began on 1 April 1998. Raglan's annual production capacity is one million tonnes of ore milled per year. Net production for the six months ended 30 June 2006 totalled 11,396 tonnes of nickel (full year 2005 — 22,224 tonnes), 2,837 tonnes of copper (full year 2005 — 5,842 tonnes), and 189 tonnes of cobalt (full year 2005 — 354 tonnes).

The ore from the Raglan mines is crushed, ground and treated at the Raglan mill to produce nickel/ copper concentrate. Raglan concentrate is trucked to Deception Bay for marine shipment to Quebec City and then transported by rail to the Sudbury smelter for treatment. There were six shipments from Deception Bay during 2005.

The current mill throughput is 3,000 tonnes of ore per day. Total ore milled in the six months ended 30 June 2006 was 524,954 tonnes (full year 2005 — 933,912 tonnes). Nickel capacity at the concentrator now stands at 26,000 tonnes of nickel concentrate per year.

With its 500 employees and 250 sub-contractors, the mine is a major contributor to the region's economic vitality with expenses of approximately C$250 million (approximately US$222 million) annually, 11% of which remains in Northern Quebec and 32% in the Abitibi region, with 86% of annual expenses remaining in the province of Quebec.

Sudbury

The Nickel Business has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling and Blezard. The properties comprise 2,345 hectares owned by the Nickel Business and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

Sudbury Mines/Mill operates three underground nickel/copper mines in the Sudbury area: the Craig, Fraser and Lindsley mines. In the six months ended 30 June 2006, the Craig mine provided 42% of Sudbury Mines/Mill's ore production.

Metal in concentrates produced during the six months ended 30 June 2006 amounted to 8,817 tonnes of nickel (full year 2005 — 19,708 tonnes), 11,397 tonnes of copper (full year 2005 — 23,367 tonnes) and 212 tonnes of cobalt (full year 2005 — 525 tonnes).

The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for the six months ended 30 June 2006 was 1,006,228 tonnes (full year 2005 — 2,174,998 tonnes). The

Strathcona mill has a capacity of approximately 8,500 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical's mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

Montcalm

The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

The Montcalm project reached its designed production capacity of 750,000 tpa during the fourth quarter of 2004. This included conversion of a redundant mill line at the Kidd concentrator to handle the Montcalm ores. Two concentrates are produced, a copper concentrate which is treated at the Kidd Metallurgical Complex and a nickel concentrate which is transported to the Enlarged Xstrata Group's smelter in Sudbury.

During the six months ended 30 June 2006, Montcalm mined and milled 435,204 tonnes (full year 2005 — 750,073 tonnes) grading 1.57% nickel and 0.79% copper. The mine and mill's ability to consistently run at the planned 875,000 tpa rate has been confirmed.

The Nickel Business's smelting and refining operations

Falcondo

The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tpa of nickel contained in ferronickel. The facilities include a metallurgical treatment plant, a crude oil processor and a 200-megawatt thermal power plant. In the six months ended 30 June 2006, Falcondo purchased back-up power energy from the national grid during the period of maintenance of the three owned units. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for the six months ended 30 June 2006 was 14,367 tonnes (full year 2005 — 28,668 tonnes).

Falcondo is presently studying a 2,000 tpa expansion via the upgrading of one of its two electric arc furnaces from 60 to 75 MW while enhancing transformer reliability and furnace integrity. Falcondo is studying the implementation of continuous tapping in its two electric furnaces. This project is intended to improve safety performance and furnace operability and result in the production of an additional 250 tpa of nickel.

Falcondo has also initiated a project to convert from liquid hydrocarbons to coal in the process plant. This project entails the replacement of the shaft furnaces with two kilns. This project is intended to significantly decrease the operating cost at Falcondo.

Sudbury

The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan and Montcalm concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tpa of matte. The matte produced is shipped by rail to Quebec City and by sea to the Nikkelverk refinery in Norway for further processing.

The Sudbury smelter's output for the six months ended 30 June 2006 from all sources was 29,318 tonnes of nickel (full year 2005 — 63,093 tonnes), 10,026 tonnes of copper (full year 2005 — 20,798 tonnes) and 1,099 tonnes of cobalt (full year 2005 — 2,423 tonnes). Copper concentrate sent to the Kidd Creek and Horne smelters contained 8,572 tonnes of copper (full year 2005 — 18,126 tonnes). Sulphuric acid produced as a result of smelting activity in Sudbury was 144,597 tonnes for the six months ended 30 June 2006 (full year 2005 — 310,618 tonnes).

The Guarantor estimates that meeting regulatory emission reductions targets in respect of fugitive and stack, particulate and sulphur dioxide at the Sudbury smelter could involve expenditure of approximately US$40 million to US$60 million by 2008.

Nikkelverk

Falconbridge Nikkelverk, AS ("Nikkelverk"), which is wholly-owned by the Enlarged Xstrata Group, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 86,000 tonnes of nickel, 40,000 tonnes of copper and 5,200 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 115,000 tpa of sulphuric acid. In the six months ended 30 June 2006, the refinery produced 41,126 tonnes of nickel (full year 2005 — 84,886 tonnes), 20,329 tonnes of copper (full year 2005 — 38,681 tonnes), 2,531 tonnes of cobalt (full year 2005 — 5,021 tonnes) and 53,704 tonnes of sulphuric acid (full year 2005 — 108,828 tonnes).

Mattes from the Sudbury smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the six months ended 30 June 2006.

In the six months ended 30 June 2006, the refinery produced 195,774 ounces of PGMs (full year 2005 — 405,000 ounces).

Significant expansion of the nickel and cobalt capacity, based on matte or laterite intermediates, is possible if market conditions warrant such expansion.

FIL

Falconbridge International Limited ("FIL"), through its offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the Integrated Nickel Operations' ("INO") custom feed business outside Canada. Custom feed, or third-party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury smelter and the Nikkelverk refinery. The availability of and profit margins associated with the custom feed processed at the Sudbury smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices and competition for such materials.

The custom feed processed at the Sudbury smelter consists largely of nickel/copper/cobalt secondary raw materials and nickel concentrates. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. Concentrates are sourced on a spot basis and through multi-year contracts. In the six months ended 30 June 2006, the Sudbury smelter's output from all third-party feeds included 7,538 tonnes of nickel, 4,040 tonnes of copper and 630 tonnes of cobalt.

In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. BCL matte represented approximately 52% of all nickel treated at the Nikkelverk refinery in direct refinery custom feeds in 2005. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

In 2006, custom feed represented approximately 41.6% of the nickel (2005 — 37%), 69.6% of the copper (2005 — 64%) and 81.2% of the cobalt (2005 — 80%) output at the Nikkelverk refinery.

Sales and marketing of the Nickel Business's nickel

Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S. Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Limited.

Projects and developments

Sudbury Operations, Ontario

The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, the Enlarged Xstrata Group has large property holdings covering favourable geology of the Sudbury Igneous Complex.

Exploration has defined a mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100-1600 metres. The inferred resource consists of 13.4 million tonnes grading 1.8% nickel, 3.3% copper, 1.8 grams per tonne platinum, 2.0 grams per tonne palladium and 0.8 grams per tonne gold. A decision to proceed with a five-year underground definition programme costing US$368 million was announced on 11 March 2004 and underground drilling on the resource commenced in the second quarter of 2006. Drilling on the Fraser Morgan zones resulted in measured plus indicated resources totalling 4.9 million tonnes grading 1.80% nickel and 0.56% copper in Zones 8 and 9. Zone 11 at Fraser Morgan also contains 2.4 million tonnes of inferred resources grading 1.8% nickel and 0.5% copper, which is presently being drilled from underground to upgrade the confidence in the resource to be included in an updated feasibility study.

The Falconbridge Group spent US$9.156 million on exploration in support of the Sudbury operations in 2005 and the Enlarged Xstrata Group plans to spend US$15.6 million in 2006. This includes diamond drilling and other exploration that was carried out on certain of the Falconbridge Group's properties by option and joint venture partners, who also have exploration programmes planned for 2006.

Xstrata announced on 19 September 2006 that the Nickel Business had begun construction of a new cobalt and nickel recycling plant at the Sudbury smelter that is expected to more than double the capacity of the smelter's existing recycling business, with anticipated investment of C$21.4 million (approximately US$19 million). The Nickel Business has received all necessary environmental permits following a detailed engineering and pilot-testing phase completed mid-June 2006. Commissioning of the new plant, which will be operated and maintained by the Nickel Business's current Sudbury employees, is scheduled for July 2007.

Raglan, Quebec

An annual exploration programme in 2005 resulted in the discovery of approximately 2.5 Mt of mineral resources at Zones 3, 5-8, West Boundary, Donaldson and East Lake. This is more than double the annual production rate at Raglan which milled 934,000 tonnes of ore in 2005. The most significant result was the expansion of lens 8H which now is estimated to contain 2.3 Mt grading 2.8% nickel. This is the largest single lens ever discovered in Raglan. Zones 5-8 which includes lenses in Zones 7 and 8 will be placed in the Mining Stage Gate Process and may become the next major mining centre at Raglan. Preliminary results from the 2006 programme have continued to expand the resource at Zones 5-8, and actual resource estimation and verification is intended to be updated on completion of the current drill program, which will coincide with the Arctic winter. Preliminary results for 2006 have also identified new open pittable resources and the programme continues with nine drills.

The Nickel Business spent US$10.8 million (US$6.2 million after Quebec tax credits) in 2005 in support of the Raglan operation. The Enlarged Xstrata Group initially planned to spend US$20.7 million (US$11.6 million after Quebec tax credits) in 2006. However, due to unusually severe winter weather which extended well into June, the program will likely be curtailed by 10-15% depending on how long the field season can be extended into the fourth quarter of 2006.

In April 2006, the Falconbridge Group shared C$9.3 million with the local Inuit communities, representing the share of the profits generated by the operations of the Raglan nickel mine located in the Nunavik Territory of Northern Quebec. This yearly profit-sharing is part of the Raglan Agreement, a comprehensive agreement signed on 28 February 1995 with the Makivik Corporation and local Inuit communities. The agreement is designed to harmonise relations and foster opportunities between the Falconbridge Group (and, going forward, the Enlarged Xstrata Group) and local populations and their representatives in areas such as training, hiring of local businesses and environmental management.

With the first phase of the Raglan mine optimisation complete, focus has shifted to developing the phase II scope. The second phase of Raglan's optimisation will focus on utilising increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 Mtpa of ore, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated. This phase is targeted to be completed in early 2008.

A major investment programme is planned for the Nickel Business's nickel installations at the Raglan mine involving the launch of two important studies for the Raglan mine expansion. The first will focus on developing new ore reserves to replace those depleted since the mines opening in 1997. This investment is expected to reach nearly C$240 million over six years.

The second study is to support the expansion of nickel ore production from 1 Mtpa to 1.3 Mtpa as early as 2009. This 30% increase, requiring an additional investment of roughly C$250 million, would create 50 additional jobs and increase the value of annual royalties the Enlarged Xstrata Group pays to local Inuit communities.

This amount is in addition to the nearly C$200 million in equipment and upgrades the Falconbridge Group has invested at the Raglan Mine since 2004. The initial investment in the construction of Raglan was in excess of US$600 million.

Major renovations are to commence at the Nickel Business's Deception Bay loading dock. The C$50 million investment will extend the dock's service life and support the production increases.

Nickel Rim, Ontario, Canada

In 2001, Falconbridge discovered Nickel Rim South — a high grade 13.4 Mt resource grading 1.8% nickel, 3.3% copper and significant platinum, palladium and gold. A five-year underground definition and development programme was initiated in 2004 at this deposit, located nine kilometres from the Enlarged Xstrata Group's Sudbury smelter.

The estimated capital cost of this project is US$524 million, reflecting an increase of US$100 million in foreign exchange and escalation variations.

Vent shaft sinking, which began in February 2005, is now at 1,440 metres (as at the end of July) and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 1046 metres (as at the end of July). This project is expected to be completed in 2009, with production starting in 2009.

Koniambo Project, New Caledonia

Koniambo is a pyrometallurgical complex for the production of ferronickel in the Northern Province of New Caledonia. Production is targeted to begin in 2009/2010 and is expected to reach 60,000 tpa of nickel. In 2005, final agreements were put in place by and among Falconbridge, Société Minière du Sud Pacifique S.A. ("SMSP"), and other relevant parties to provide for the transfer of the Koniambo ore body in New Caledonia to Koniambo Nickel SAS, a company owned 49% by the Enlarged Xstrata Group and 51% by SMSP. In late December 2005, the Falconbridge Group met the relevant conditions of the Bercy Accord for this transfer to take place, including having placed firm orders for at least US$100 million in total for equipment and services relating to the project.

The Koniambo Project continues to advance the Detailed Engineering, the Execution Plan and the Procurement Programme with a 2006 budget of US$240 million, in addition to the US$96 million invested in 2005. More than US$388 million has already been committed to the project to date.

The Koniambo Project team is currently concentrating its efforts to address the challenges typical for such projects in the areas of controlling costs, execution planning and sustainable development. As is the case with other major industrial projects, Koniambo is faced with very significant growth in the costs associated with raw materials, transportation and the shortage of specialised resources for all projects because of the extension of the Goro Nickel construction schedule.

Xstrata Nickel remains committed to developing the Koniambo complex, one of its anchor projects, along with its controlling shareholder partner, SMSP.

Prior to completion of the Falconbridge Acquisition, Falconbridge had already begun a review of the costs and its execution strategy so as to measure the impact of the new economic reality on the project. Xstrata Nickel is designing a new project execution strategy in the context of increases in the costs of energy, raw materials and goods and services and a shortage of skilled labour.

The capital cost of the project was estimated to be US$2.2 billion (in 2004 US dollars based on an issued feasibility study) excluding interest to be incurred during construction, price escalation and initial working capital requirements. The project includes the construction of a US$600 million power station with an installed generating capacity of 390 MW and a metallurgical plant, mine development and other infrastructure such as the port and road facilities.

The Koniambo Project will continue to be actively developed during this period of strategy renewal, particularly in the Voh-Koné-Pouembout region. This includes in particular the current environmental, archaeological and geotechnical studies.

The close-communication approach used since the start of the project with the local stakeholders will remain unchanged, and the local team will maintain its strong presence in the community.

The Nickel Business has, subject to certain terms and conditions including fiscal and legislative stability, agreed to arrange for or provide up to 100% of the financing required for the project. Given these financing arrangements, the project's free cash flow would first be used to service and repay debt incurred to finance the construction of the project before any distributions would be available to the equity owners in the project. In March 2006, Falconbridge put in place a US$360 million bridge finance facility to provide interim financing for the project pending completion of the permanent project financing.

At a 2.0% nickel cut-off grade, the Koniambo deposit contains measured plus indicated resources of 75.6 Mt at 2.47% nickel plus inferred resources of 82.7 Mt grading 2.5% nickel. The measured and indicated resources were converted to proven and probable reserves totalling 62.5 Mt grading 2.40% nickel. In addition, the project has an inferred limonite resource estimated at 100 Mt at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

Kabanga, Tanzania

In April 2005, the Falconbridge Group entered into a joint venture agreement with Barrick Gold Corporation ("Barrick") on the Kabanga nickel deposit, located in northwestern Tanzania. At the time of the acquisition, Barrick estimated the inferred resource to be 26.4 Mt grading 2.6% nickel. Under the terms of the agreement, the Falconbridge Group acquired a 50% indirect joint venture interest in respect of the Kabanga Project for US$15 million and will be the operator of the joint venture. The Enlarged Xstrata Group will fund an initial US$50 million work plan and will have the option to direct an additional US$95 million towards completing a feasibility study to vest in the project over the next several years.

Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work led to the completion of a scoping study. The scoping study documentation was delivered at the end of the first quarter of 2006. The companies continued to upgrade the resource to measured and indicated categories to support the work plan and diamond drilling is ongoing with seven drills in the ground to define and expand the resource. In addition, systematic exploration of the under-explored Kabanga licence have been initiated and select regional targets are being evaluated.

Araguaia, Brazil

In 2005 the Nickel Business discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil. These are new grassroots discoveries in an area where the first recorded drilling for base metals was completed by the Nickel Business's exploration team in October 2004.

The Araguaia Belt includes a number of ophiolitic complexes that were obducted along the border of the Araguaia mobile belt. It comprises a variety of sedimentary rocks and several large ultramafic bodies that extends in excess of 400 kilometres in the north-south direction. Development of significant laterite profiles with nickel grades above 1% and thicknesses ranging from 10m to 110m have been identified overlying some of these ophiolite bodies.

Approximately 40% of the entire belt has been subjected to an airborne geophysical survey, including radiometric and magnetic data covering covered some 32,700 line-km at 500 meter line spacing. The Nickel Business has drilled 786 holes in the Araguaia Belt.

Serra do Tapa is the top priority target identified to date based on significant nickel intercepts particularly in the north part of the area. The deposit is at least 4.5 km long in a north-south direction and ranges from approximately 500m to 1000m wide based on 320m by 80m drilling carried out to date. The southern extension is also being tested with scout drill holes. Vale dos Sonhos is located approximately 15 km southeast of the Serra do Tapa deposit. The target area extends 2.5 km in a north-south direction, is open to the north and south and averages approximately 800m wide based

on current drilling. Drilling to date in 2006 appears to have extended the Vale dos Sonhos deposit an additional 1.5 km to the south, and the ongoing drill programme is designed to delineate the extension of the deposit in this area.

The 2006 drill campaign is in progress and will include at least 14,000m of drilling at Serra do Tapa and Vale do Sonhos to close the drill grid to a spacing of 80m by 160m, followed by resource estimation when assay results are obtained. The drill programme continues with the objective of achieving a drill spacing of 80m by 80m to improve the level of confidence in the resource estimate. Other drilling is planned to test the southern extensions of these zones as well as continue regional scout drilling along the Araguaia Belt.

The project area is well positioned with respect to infrastructure. Ample hydro power is available and the distance to main transmission lines is 20km to 100km. Rail service is available within 100km to 200 km, while roads and rail lines are being upgraded and extended to the South Network at 100km per year. Barge access to a sea port is possible from Maraba (200km from Cinzeiro) on the completion of the lock system at Tucurui which is planned for the end of 2007.

The deposits occur on properties owned by the Enlarged Xstrata Group or where the Enlarged Xstrata Group has the right to earn a 100% interest by completing a series of cash payments totalling US$2.4 million staged over eight years. On the basis of airborne surveys covering approximately 22,000 square kilometres in the region, the Nickel Business has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to almost 5,400 square kilometres (539,000 hectares).

Falconbridge Copper Business summary

Introduction

The Falconbridge Copper Business markets copper cathodes directly to producers of industrial products from the Falconbridge Copper Business's CCR refinery in Montreal-East, Quebec, the Kidd Creek refinery in Timmins, Ontario, and the Lomas Bayas operation in Chile. The Falconbridge Copper Business's Chilean operations also market cathodes made available via toll refining agreements with Altonorte anodes. Altogether, sales of copper metal cathodes in the six months ended 30 June 2006 were made to more than 26 customers in 11 countries. Approximately 80% of the Falconbridge Copper Business's sales of copper metal in the six months ended 30 June 2006 were made in North America with the balance sold in Europe and Asia. The Falconbridge Copper Business's Chilean operations produce approximately 290,000 tonnes of copper anodes per year that are sold in Canada, Chile, Europe and Asia.

Copper production is dependent on mine supply from integrated and third party sources as well as secondary recycled materials sourced globally from third parties. In the six months ended 30 June 2006, 70% (including Alumbrera) of Horne, 65% (59% with Glencore) of Altonorte, and 47% (41% with Glencore) of Kidd Creek's primary feed stocks came from non-related third parties. In addition, approximately 10% of the Falconbridge Copper Business's Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal bearing secondary materials, which were sourced from third parties. Antamina copper concentrates are sold to customers globally. See Part II — "Information on the Enlarged Xstrata Group — Relationship with Glencore — Commercial relationship — Copper Business" of these Listing Particulars for further information.

The Falconbridge Copper Business is a fully-integrated producer of copper metal and concentrate. The Falconbridge Copper Business includes the operation of the Enlarged Xstrata Group's 33.75%-owned Antamina copper and zinc mine in Peru and the 100% owned Altonorte copper smelter located near Antofagasta, Chile, the Enlarged Xstrata Group's 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations, as well as refining, smelting and recycling facilities in Canada and in the United States, which are referred to as Canadian Copper and Recycling ("CC&R").

Reserve and resource base

The tables below set out the Falconbridge Copper Business's attributable copper reserve and resource base as at 31 December 2005:

Mineral reserves[1]

	Falconbridge's beneficial interest (%)	Category	31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Copper Deposits										
Kidd Creek	100.0	Proven	17,836	1.82	5.61	—	0.18	54	—	—
	100.0	Probable	1,178	2.05	4.41	—	0.09	33	—	—
		Total	19,014	1.84	5.53	—	0.18	53	—	—
Lomas Bayas	100.0	Proven	72,797	0.36	—	—	—	—	—	—
	100.0	Probable	166,423	0.36	—	—	—	—	—	—
		Total	239,220	0.36	—	—	—	—	—	—
Collahuasi[2]	44.0	Proven	245,275	1.10	—	—	—	—	—	—
	44.0	Probable	1,559,057	0.86	—	—	—	—	—	—
		Total	1,804,332	0.90	—	—	—	—	—	—
Antamina[3]	33.75	Proven	76,000	1.12	1.40	—	—	14.9	0.029	—
	33.75	Probable	374,000	1.19	0.84	—	—	12.4	0.031	—
		Total	450,000	1.18	0.93	—	—	12.9	0.031	—

Notes:

The above table sets out the Falconbridge Group's attributable copper reserve base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) No adjustments have been made for metal losses during processing.

(2) The Collahuasi mineral reserves have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). The estimates are inspected annually by Chester Moore. Proven plus probable molybdenum reserves at the Rosario deposit total 1,055,694 tonnes at 0.025% molybdenum and are part of the total reserves as stated.

(3) The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

Mineral resources[1] (in addition to mineral reserves)

	Falconbridge's beneficial interest (%)	Category	31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)
Copper Deposits									
Kidd Creek Operations	100.0	Measured	891	2.37	3.75	—	0.18	35	—
		Indicated	1,706	2.06	7.59	—	0.19	55	—
		Total	2,597	2.17	6.28	—	0.18	48	—
		Inferred	11,900	2.7	4.8	—	0.3	81	—
Lomas Bayas	100.0	Measured	22,791	0.30	—	—	—	—	—
		Indicated	257,827	0.28	—	—	—	—	—
		Total	280,618	0.28	—	—	—	—	—
		Inferred	31,000	0.30	—	—	—	—	—
Collahuasi[2]	44.0	Measured	48,674	0.55	—	—	—	—	—
		Indicated	429,686	0.65	—	—	—	—	—
		Total	478,360	0.64	—	—	—	—	—
		Inferred	1,820,000	0.75	—	—	—	—	—
Antamina[3]	33.75	Measured	35,000	0.53	0.39	—	—	7.0	0.033
		Indicated	25,000	0.44	0.26	—	—	6.4	0.026
		Total	60,000	0.49	0.33	—	—	6.7	0.030
		Inferred	41,000	0.8	0.6	—	—	16	0.02

Notes:

The above table sets out the Falconbridge Group's attributable copper resource base (in addition to reserves), based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Mineral resources do not include allowances for dilution or mining recovery.

(2) The mineral resources have been estimated and provided by the operator of the joint venture based on a copper price of $1.15. The mineral resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). The estimates are inspected annually by Chester Moore. The inferred resource total does not include the inferred resource estimate of 248 million tonnes grading 1.5% copper at Rosario Oeste.

(3) The Antamina mineral resources have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

Production

The tables below set out the total mine production and attributable production of the Falconbridge Copper Business for the years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2005 and 30 June 2006:

Total mine production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
	Tonnes			
Mined copper	931,300	894,700	448,700	454,400
Refined copper	524,200	539,200	263,200	304,200
Mined zinc	277,900	304,300	178,200	126,500
Refined zinc	121,600	113,700	73,500	77,400

[1] See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
	Tonnes			
Mined copper	430,400	414,600	208,600	212,400
Refined copper	491,600	505,300	246,300	287,500
Mined zinc	152,000	182,200	102,700	79,900
Refined zinc	121,600	113,700	73,500	77,400

[1] See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Falconbridge Copper Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from page 378 of Part III — "Information on the Falconbridge Group" of the Circular (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars)) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Falconbridge MD&A):

Falconbridge Copper Business	Audited restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		Unaudited Canadian GAAP Six months ended 30 June 2006[2]	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
	US$m	(%)	US$m	(%)	US$m	(%)
Revenues	3,592	53.1	4,421	54.3	4,247	62.4
Income generated from operating assets[1]	673	48.4	1,086	59.7	1,346	68.0

[1] See the detailed definition of income generated from operating assets under the heading "Supplemental Performance Measures" in the 2006 Falconbridge MD&A (which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — 2006 Falconbridge MD&A").

[2] For further information on the financial results of the Falconbridge Group for the six months ended 30 June 2006, see the Consolidated Statements of Income, the Consolidated Statements of Cash flows and the Consolidated Balance Sheets that accompanied Falconbridge's announcement of its second quarter 2006 financial results (each of which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — Falconbridge second quarter 2006 financial results" of these Listing Particulars).

The Falconbridge Copper Business's mining operations

Antamina

Located in the Andes mountains in Peru, approximately 270 kilometres north-east of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc ore bodies in the world, with a milling rate of 85,000 tonnes per day.

A capital investment of US$2,148 million was made to bring Antamina into production. Of this amount, US$1,320 million was financed using senior project debt.

The Enlarged Xstrata Group's beneficial interest in Compañía Minera Antamina S.A. ("Antamina") is 33.75%, with the beneficial owners comprising BHP Billiton at 33.75%, Teck Cominco at 22.5% and Mitsubishi Corporation with a 10% interest.

Antamina began commercial production in October 2001. In 2005, Antamina produced 1,287,257 tonnes of copper concentrate grading 29.10% copper, 343,559 tonnes of zinc concentrate grading 53.66% zinc and 12,875 tonnes of molybdenite concentrate containing 52.20% molybdenum. In 2005, payable copper contained on the concentrates sales was 815,703 pounds of copper, 355,711 pounds of zinc, 16,124 pounds of molybdenum and 8,797 metric ounces of silver.

Collahuasi

The Enlarged Xstrata Group owns a 44% interest in Compañía Minera Doña Ines de Collahuasi S.C.M. ("Collahuasi"), an independent company which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

A capital investment of US$1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately US$1,870 million.

The Collahuasi property covers 446 exploitation concessions over 133,803 hectares and 185 exploration concessions over 66,500 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property hosts high-grade copper mineralisation at the adjacent Rosario West deposit.

Production is expected to average 397,400 tpa of copper in concentrates and 59,400 tpa of copper cathode from 1999 to 2008. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

During the year ended 31 December 2005, 161.3 million tonnes of material was mined, 40.1 million tonnes of ore was milled at the concentrator and 6.5 million tonnes of ore was processed at the copper oxide leaching plant. The Falconbridge Group's share of copper produced by Collahuasi during the year ended 31 December 2005 was 26,698 tonnes of cathode copper and 155,550 payable tonnes (161,192 contained tonnes) of copper in concentrate.

The Ujina pit was practically depleted during the year 2004 and ore extraction ramped-up in the Rosario Pit during the year 2004. In the last months of 2004, production at the Rosario Pit had achieved its full capacity.

During 2004, Collahuasi's board of directors approved the construction of a Molybdenum separation plant. The project was commissioned during October 2005 and the capital investment reached US$35.6 million. The plant is currently in full operation, and its production is approximately 640 dry metric tonnes of concentrates per month grading 48.3% molybdenum.

Canadian Copper and Recycling

CC&R mines and procures copper and precious metal concentrates and secondary materials for processing at the Enlarged Xstrata Group's copper smelters and refineries and markets copper and related by-products.

The Enlarged Xstrata Group and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Ontario. The property in the Timmins area of northern Ontario comprises six half lots, or 960 acres, in the Porcupine Mining Division, District of Cochrane, Ontario. The properties are 100% held by the Enlarged Xstrata Group. The Kidd Creek deposits are currently mined through one surface shaft, which accesses the upper mine, and two winzes which access progressively deeper levels, known as the lower mine and Mine D. In 2005, the upper mine (formerly No. 1 and No. 2 mines) accounted for 23% of production, the lower mine (formerly No. 3 mine) accounted for 56% and Mine D 21% of the Kidd Creek Mining Division's mine ore production.

Ore production at the Kidd Creek Mining Division ("Kidd Creek Mining") for the six months ended 30 June 2006 was approximately 1.25 Mt (full year 2005 — 2.38 Mt). The milled grades as at the end of June 2006 were: copper 2.00%; and zinc 5.13% (full year 2005 — copper 1.99%; and zinc 6.21%). Metals in concentrate produced as at the end of June 2006 totalled: 24,769 tonnes of copper (full year 2005 — 42,737 tonnes); and 55,019 tonnes of zinc (full year 2005 — 120,000).

The development of Mine D was approved in 2000, to extend the depth of the Kidd Creek ore body beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 8,800 feet (2,682 metres) for Stage 1. Stage 2, going down to 10,200 feet (3,109 meters), is still under feasibility study. Production from Mine D began in the second half of 2004 and production reached 480,000 tonnes in 2005 with ramp-up continuing into 2006. Mine D, Stage 1 of the project is scheduled to be completed in 2006.

Lomas Bayas

The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216 hectares. The Enlarged Xstrata Group also holds 25 exploitation concessions and two exploitation concession applications covering approximately 4,669 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

In July 2001, the Falconbridge Group acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited ("Boliden") for a cash payment of US$66 million. In July 2006, Falconbridge exercised its right to retain the Fortuna de Cobre deposit by paying a further US$15 million to Boliden. The Fortuna de Cobre copper deposit could expand production or extend the mine life by nine years, to 2023.

Lomas Bayas currently operates one open pit mine. High-grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower-grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under a contract that expires in the second half of 2008 with a local electricity supplier.

In 2005, Lomas Bayas mined 40.6 Mt of ore and rehandling material from which 63,147 tonnes of cathode copper were produced.

The Falconbridge Copper Business's smelting and refining operations

Altonorte Smelter

The Enlarged Xstrata Group owns 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernisation and US$170 million Phase 3 expansion project, which more than doubled its capacity to a nominal 850,000 tpa of copper concentrate

throughput, copper anode output capacity to approximately 290,000 tpa and sulphuric acid capacity to 790,000 tpa.

The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 35% of the Altonorte smelter's production is sold to Codelco and is refined at Codelco's Chuquicamata refinery near Calama, Chile, a portion of which is returned to the Enlarged Xstrata Group in the form of cathodes. The balance of the smelter's blister anode production is exported. The smelter's sulphuric acid production is sold to customers located in the northern region of Chile. In 2005, Altonorte processed 894,694 tonnes of feed material, produced 297,542 tonnes of copper anodes and produced 808,230 tonnes of sulphuric acid.

CC&R

CC&R operates the Horne copper smelter located in Rouyn-North, Quebec, the Canadian Copper and Recycling refinery ("CCR refinery") in Montreal-East, Quebec, the Kidd Creek Metallurgical Division, a copper-zinc complex located in Timmins, Ontario and five recycling facilities located in the United States and Canada.

CC&R has the capacity to process approximately 1,300,000 tpa of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. In the six months ended 30 June 2006, Falconbridge Group processed 640,000 tonnes of feed at the Horne and Kidd Creek smelters (2005 full year — 1,102,100 tonnes). In the six months ended 30 June 2006, approximately 70% of the CC&R feed was procured from North America with the balance from South America and other sources (2005 full year — North America 75%).

The ore from Kidd Creek Mining Division is transported by a group-owned railway to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining Division in two of four circuits. The remaining two circuits are available to process custom feed. In 2004, one of these circuits was rehabilitated and converted to treat 750,000 tpa of nickel ore from the Enlarged Xstrata Group's new Montcalm mine, located approximately 100 kilometres west of the metallurgical site. Nickel concentrate from the circuit is shipped to Sudbury for processing. The Kidd copper concentrate produced as well as the by-product Montcalm copper concentrate, are processed at the Kidd Creek Metallurgical Division's copper smelter. In addition to these feeds, the smelter also treats copper concentrate from the Nickel Business's Sudbury Strathcona mill as well as other copper custom feeds. The smelter has the capacity to produce 150,000 tpa of blister copper. The 57,027 tonnes of blister produced at the Kidd Creek smelter in the six months ended 30 June 2006 (full year 2005 — 119,000 tonnes) were either sent as anode for refining at its refinery, or shipped to the Falconbridge Copper Business's CCR refinery. For the six months ended 30 June 2006, the Kidd Creek copper refinery produced 61,813 tonnes of copper cathode (full year 2005 — 111,200 tonnes).

The Kidd Creek zinc plant has the capacity to produce 147,000 tpa of zinc. In October 2004 a new precious metal recovery circuit was commissioned in the zinc plant. The new circuit allows the plant to process Agnico-Eaglés Laronde Mine precious metal bearing zinc concentrates, and to recover the gold and silver as precious metals/lead residue that is further refined at the Falconbridge Copper Business's Horne smelter. Approximately 100,000 tonnes of Laronde zinc concentrate are received on an annual basis. The balance of the zinc plant's feed is Kidd zinc concentrate, and any surplus Kidd zinc concentrate is available for processing at facilities such as the Noranda Income Fund's CEZ refinery located in Valleyfield Quebec. In the six months ended 30 June 2006, the Kidd Creek zinc plant produced 74,379 tonnes of saleable zinc (full year 2005 — 113,700 tonnes).

In addition to the mineral processing facilities, the copper smelter, the copper refinery and the zinc plant, the Kidd Creek Metallurgical Division also operates a cadmium plant, an indium plant, two sulphuric acid plants, and a liquid sulphur dioxide plant. In the six months ended 30 June 2006, the Kidd Creek Metallurgical Division produced 241,644 tonnes of sulphuric acid.

In October 2005, the copper, zinc, and milling operations of the Kidd Creek Metallurgical Division were impacted to varying degrees by a 4 week strike by the sites unionised workforce, Canadian Auto Workers — Local 599. The Falconbridge Group subsequently agreed a new three-year collective agreement with Canadian Auto Workers — Local 599 in respect of the Kidd Creek Metallurgical Division.

The Horne smelter utilises two technologies that work together to optimise its production: concentrate injection and continuous smelting and continuous converting. Through its smelting process, the Horne smelter is able to treat concentrates containing impurities such as arsenic, antimony, bismuth and other materials in addition to conventional copper concentrates. In 2005, of the total volumes treated by the Horne smelter, approximately 22% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having durations of one to three years or purchased on a spot basis. In September 2005, the NCV (Noranda Converter) at the Horne smelter was brought back on line. The operating rate increased from 600,000 tpa to 800,000 tpa of concentrate. Anode production capacity increased to 180,000 tpa from 140,000 tpa. This increase in operations was based on the availability of concentrates at economical treatment terms. Anode output from the Horne smelter totalled 94,523 tonnes for the six months ended 30 June 2006 (full year 2005 — 147,000 tonnes). All anodes produced at the Horne copper smelter were refined at the Falconbridge Copper Business's CCR refinery. The smelter also produced 320,070 tonnes of sulphuric acid in the six months ended 30 June 2006.

Xstrata announced on 21 September 2006 a major project at the Horne smelter aimed at significantly reducing the presence of metal-bearing particulates, and in particular arsenic, in the Notre Dame neighbourhood adjacent to the smelter, at an anticipated project cost of approximately C$20 million (approximately US$18 million). The various elements of the project are intended to be completed between 2006 and 2009. Once completed, a subsequent study will be undertaken to identify new opportunities to further reduce the impact of smelter operations in the Notre Dame neighbourhood. Since 1998, emissions of gases and dusts (lead, arsenic and total dust) have been reduced by more than 80% following the successful implementation of a series of environmental and process optimisation projects. The Horne smelter has committed to continually reduce the environmental impact of its activities with particular attention to the Notre Dame neighbourhood adjacent to the smelting operations.

The CCR refinery processes copper anodes from the Horne, Altonorte and Inco smelters as well as other unrefined copper and precious metals from the Enlarged Xstrata Group and third-party sources. For the six months ended 30 June 2006, the refinery produced 181,252 tonnes (full year 2005 — 304,200 tonnes) of copper cathode, approximately 469.3 thousand ounces of gold (full year 2005 — 908,350), 16.9 million ounces of silver (full year 2005 — 33.2 million) and other by-products including selenium, tellurium, nickel sulphate, and a concentrate of platinum group metals. A contract was signed in early 2005 for the refining of Inco anodes at the CCR refinery with shipments commencing in August 2005. In September 2005, the CCR refinery moved to a seven-day operation in preparation to increase 2006 production to 372,000 tonnes.

The Copper Business is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. In addition to materials delivered directly to the Enlarged Xstrata Group's smelters and refineries, the Copper Business operates two sampling facilities in California and Rhode Island for the sampling and preparation of recycle feeds for plants in Roseville, California, Lavergne, Tennessee and Brampton, Ontario that provide asset management and recycling services to original equipment manufacturers for end-of-life electronic hardware. During 2005, a new commercial office and warehouse was opened in Penang, Malaysia to assist Asian based customers with the collection and shipment of electronic scrap from production facilities to the sampling plants in San Jose or Rhode Island. This new company is called Noranda Recycling Malaysia.

The Copper Business's processing plants and technology enable the treatment of large tonnages of recycled materials. For the six months ended 30 June 2006, recycled materials comprised 9% (full year 2005 — 12%) of the feed for the copper smelters and approximately 10% of the copper (full year 2005 — 17%), 20% of the gold (full year 2005 — 20%), 10% of the silver (full year 2005 — 10%) and 85% of the platinum group metals (full year 2005 — 95%) produced by the CCR refinery.

Sales and marketing of the Falconbridge Copper Business's copper

The Falconbridge Copper Business's sales and marketing activities are based in Toronto, Canada; Santiago, Chile; Zug, Switzerland; San Jose, California; and Cleveland, Ohio. Primary functions include the purchase of custom concentrates and recycled materials, and the sale of concentrates, blister, copper cathodes, precious and platinum group metals and sulphuric acid, as well as refinery by-products.

Projects and developments

Kidd Creek Operations, Ontario

Exploration support of the Kidd Creek operations in 2005 were conducted in three areas within 200 kilometres of the Enlarged Xstrata Group's core infrastructure in Timmins. Exploration was undertaken in conjunction with junior mining company partners as part of a plan to test all prospective airborne EM targets on properties in the Detour-Normetal, Halliday Dome and FedNor areas by the end of 2007. No significant results were returned in 2005.

Significantly, the exploration expenditures in 2006 are starting to shift back to the Focused Exploration Zone — a region underlain by 150 square kilometres of highly prospective base metal stratigraphy immediately north of Kidd Mine. Previously, the Falconbridge Group conducted exploration in this same area but aimed above a depth of 200m below surface.

Ongoing exploration at the Kidd Creek mine is focused in Mine D between the 98 and 102 levels to upgrade the mineralisation to the inferred resource category.

Work on the shaft bottom and lateral development was completed in the first quarter of 2006. Production from block 2 began in the fourth quarter of 2005 and production from block 3 began in the third quarter of 2006.

The capital expenditures associated with this project are expected to total C$684 million (approximately US$607 million) having increased following the approval of a new target schedule and budget that became the project baseline in April 2005, as well as escalation associated with delineation drilling during 2006.

El Pachón, Argentina

The acquisition of the El Pachón project was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine. Diamond drilling, geological mapping and reinterpretation of the resource model were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets.

Work in 2004 included an external review of the resource estimate and work to update the Feasibility Study prepared by Cambior in 1997. A proposal to place the project in the Prefeasibility Stage of the Mining Stage Gate Process was presented to senior management in 2005. Work on the Prefeasibility Study began in 2006 using SNC Lavalin as the main engineering contractor company.

In 2006, work has progressed in road re-opening, environmental baseline data collection and progression of the project towards the feasibility gate. The project is currently in the pre-feasibility stage. Additional metallurgical studies will be completed after the in-fill drill programme, which is planned to start in the fourth quarter of 2006.

El Morro, Chile

The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 Mt grading 0.61% copper and 0.50 grams per tonne gold at a copper cut-off of 0.4% copper. The El Morro resource, located five kilometres west-northwest of La Fortuna, contains an inferred mineral resource estimated at 45 Mt grading 0.5% copper and 0.2 gram per tonne gold at a cut-off grade of 0.4% copper.

The Falconbridge Group has a 70% interest in the El Morro property from Metallica Resources Inc. having paid US$10 million in cash to Metallica Resources Inc. and it is now preparing a pre-feasibility study. If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty. Other agreement obligations have been met, including an initial cash payment of US$300,000, subscribing for US$1 million in shares of Metallica Resources Inc. and completing aggregate expenditures on the property of more than US$10 million. The Enlarged Xstrata Group intends to maintain the property and satisfy its outstanding legal and environmental obligations. In 2006 pre-feasibility level work has been carried out. Key elements of this work have

included metallurgical studies as well as an infill diamond drill programme designed to upgrade the La Fortuna resource to the measured and indicated categories.

Rosario West, Chile

The first stage of the Inferred Resource estimate on Collahuasi's Rosario West zone was completed in 2005. Exploration results indicate the Rosario West zone contains an inferred mineral resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. The joint venture partners (Anglo American, Falconbridge Limited and a Japanese consortium led by Mitsui & Co., Ltd.) believe that these exploration results further demonstrate the potential of developing resources at Collahuasi.

The mineral resource is located in the central part of the Rosario West zone, and only 300 metres from the projected edge of the Rosario open pit. The mineralised zone, as currently defined, remains open to the north, south and at depth, and is thought to occupy approximately 50% of the total prospective area.

Copper mineralisation is principally contained in a structurally controlled chalcocite supergene blanket that formed over a swarm of high sulfidation veins. These results indicate potential to extend the life of the current operation, and add leachable resources to the existing reserve base. Portions of the resource contain elevated arsenic content that will be subject to further study.

Collahuasi has extended the drill programme into 2006. Although Rosario West is the main focus of the current diamond-drill campaign, exploration drilling is also in progress on the Poderosa zone, located immediately southeast of the Rosario operation, where geophysical surveys have yielded strong anomalies.

Since start-up the operating experience has demonstrated the potential to increase the throughput of Collahuasi from the nameplate design capacity of 110,000 tonnes per day to 130,000 tonnes per day in July 2006 using the same equipment. However, there is potential to increase capacity to 150,000 tonnes per day, and this increased capacity is currently in the process of being implemented depending on water availability. The focus of the management team is on the continued optimisation of the current facilities through a series of debottlenecking initiatives which will allow for increased production.

Further expansion is also being assessed due to the existing large and growing resource base. Although the current resource base could support further expansion on its own, exploration efforts have also identified a new high grade zone (named "Rosario West"), which is approximately 250 metres south of the Rosario pit. In addition, other geological anomalies have also been identified that could further increase the size of the Rosario West resource, currently estimated to be in excess of 250 Mt of 1.5% copper. The strategy is to further define the potential of this new resource which, given its size and high copper grades, could provide the most profitable ore to support a further expansion in copper production.

Antamina, Peru

Adding additional grinding capacity is being assessed with the potential installation of a pebble crushing circuit which would assist SAG milling of hard ores (M4/M4A) and, therefore, increasing the overall throughput and production of metal in concentrate. Engineering is currently being completed with a decision to implement expected in 2006.

West Wall, Chile

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 – 3,700 metres. The Falconbridge Group satisfied all outstanding earn-in obligations in 2005 under a joint venture with Minera Anglo American Chile, and is currently vested at 50%. A low grade porphyry resource was identified on the property in the 1980s by Minera Anglo-American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralisation underlain by significant primary mineralisation. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Economic evaluation of the mineralisation revealed the zone to be uneconomic due to moderate grade and significant thickness of barren leach cap.

Discussions between the partners are ongoing in respect of continuing exploration.

Frieda River, Papua New Guinea

The Falconbridge Group optioned the Frieda River property in Papua New Guinea from Highlands Pacific Ltd. ("Highlands Pacific") in January 2002. The property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena). The agreement with Highlands Pacific allows for the Enlarged Xstrata Group to earn a 72% interest in any or all of the properties by spending an aggregate US$5 million over five years and completing a feasibility study on an elected property or properties. The 72% interest is subject to reduction if the Papua New Guinean government exercises its right to acquire up to a 30% interest in the project. During the option period, the Enlarged Xstrata Group may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property by paying US$10.8 million and completing a feasibility study.

As part of a 1996 prefeasibility study, Highlands Pacific estimated an inferred resource of 270 Mt of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit was estimated to contain measured and indicated resources totalling 49.8 Mt at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade. Incorporation of more recent drilling into a revised block model in 2003, followed by an optimisation study in 2004, estimated the Horse-Ivaal-Trukai deposit to contain indicated mineral resources totalling 74.6 Mt at a grade of 0.63% copper and 0.37 grams per tonne of gold plus inferred mineral resources totalling 360 Mt grading 0.6% copper and 0.38 grams per tonne gold in a potential open pit.

The 2005 work programme on the Frieda River project closed off the northern and southern extensions of the Nena deposit and focused on identifying high grade Nena-style copper-gold mineralisation at North Debom, Hiro Ridge and Ekwai Debom. The best intersections came from Ekwai Debom where hole 053NOR05 cored 204 metres of 0.81% copper and 0.22 grams per tonne gold, including 48 metres of 1.85% copper and 0.22 grams per tonne of gold (18m to 66m). A follow-up hole (076NOR05) located 50 metres to the north intersected 24 metres of 3.20% copper, 0.36 grams per tonne of gold starting at a hole depth of 42 metres. Drilling in 2004-2005 increased the Nena mineral resource in-situ copper tonnes by 20%. The new optimised resource stands at 42.7 Mt at 3.09% copper and 0.59 grams per tonne of in a potential open pit. A metallurgical drilling programme in 2005 has been successful in collecting geological end members for evaluation at the Falconbridge Technology Centre. The overall objective is aimed at enhancing potential recoveries and concentrate grades within the Nena high sulfidation system.

The exploration work programme for 2006 is concentrating on increasing the porphyry hypogene mineral resource in order to facilitate a large tonnage mining and processing operation. Areas such as Kokomo, Koki, Horse East and Guria are considered to have the highest potential for discovering additional tonnes. Higher grade, near surface secondary enriched zones associated with the porphyries will also be targeted. Pending a favourable outcome of the phase 1 metallurgical tests, phase 2 will be implemented involving laboratory flotation tests in order to arrive at a statement of expected grades and recoveries. Hydrometallurgical test work will be undertaken to further explore the leaching process alternatives.

Lomas Bayas Expansion, Chile

As part of the Falconbridge Group's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and is now complete. Construction of the pilot plant was completed in August 2005 and pilot testing (the first stage of two) is expected to be completed in November 2006. The results of conceptual studies to optimise the development of Fortuna and integration with Lomas are being assessed. A decision on which alternative to pursue will be made later in 2006.

Aluminum Business summary

Introduction

Alumina (aluminium oxide) is produced from bauxite, the basic aluminium-bearing ore, by a chemical process. Aluminium is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminium from the oxygen in alumina. The smelting of one tonne of aluminium requires between 14 and 18.5 megawatthours of electric energy.

Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminium.

The Aluminum Business's aluminium products include primary aluminium in the form of 1,500 lb standard ingots (sows), billet, electrical conductor rod and foundry alloy. The Aluminum Business's aluminium fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; container stock used for semi-rigid food packaging and disposable cookware; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers.

In each of the year ended 31 December 2005 and the six months ended 30 June 2006, 99.9% of the Aluminum Business's consolidated aluminium sales were made in North America.

The Aluminum Business operates six plants in the United States that produce alumina, primary aluminium and aluminium foil, as well as a mining operation in St. Ann, Jamaica. The alumina plant and the bauxite mining operations are operated under a 50% joint interest with Century Aluminum Company. In the year ended 31 December 2005, approximately 93.6% of consolidated aluminium sales were to United States customers, compared with 93.8% for the six months ended 30 June 2006.

The Aluminum Business's fabricated products operations purchase the majority of the Aluminum Business's primary metal requirements from third parties. This allows the primary reduction plant to optimise product mix by selling value-added products to third parties. St. Ann Bauxite produces all of the bauxite used at the Gramercy alumina refinery, and sells excess bauxite to third parties. The Gramercy alumina refinery, which currently has the capacity to produce just over one million tonnes of smelter grade alumina, plus an additional 200,000 tonnes of chemical grade alumina, supplies all of the alumina used at the Aluminum Business's New Madrid smelter, and sells the balance of its alumina to Century Aluminum Company or third parties.

Reserve and resource base

The table below sets out the Aluminum Business's attributable aluminium reserve base as at 31 December 2005 (the Aluminum Business has no reportable resource base):

Mineral reserves[1]

	Falconbridge's beneficial interest (%)		31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Aluminum Deposits										
St. Ann Bauxite[2]	50.0	Proven	9,708	—	—	—	—	—	—	25.37
	50.0	Probable	19,593	—	—	—	—	—	—	24.91
		Total	29,301	—	—	—	—	—	—	25.06

Notes:

The above table sets out the Falconbridge Group's attributable aluminium reserve base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

[1] No adjustments have been made for metal losses during processing.

[2] The St. Ann Bauxite mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Production

The tables below set out the total mine production and attributable primary aluminium and bauxite of the Aluminum Business for the years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2005 and 30 June 2006:

	Year ended 31 December		Six months ended 30 June	
Total mine production[1]	**2004**	**2005**	**2005**	**2006**
	Tonnes			
Primary aluminium	247,472	245,581	123,078	125,698
Bauxite	660,858	3,744,788	1,882,417	2,512,158

[(1)] See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Attributable production[(1)]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
	Tonnes			
Primary aluminium	247,472	245,581	123,078	125,698
Bauxite	330,429	1,872,394	941,209	1,256,079

Note:

[(1)] See Part II — "Presentation of Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Aluminum Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from page 378 of Part III — "Information on the Falconbridge Group" of the Circular (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars)) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Falconbridge MD&A):

Aluminum Business	Audited restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		Unaudited Canadian GAAP Six months ended 30 June 2006[(2)]	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
	US$m	(%)	US$m	(%)	US$m	(%)
Revenues	935	13.8	1,077	13.2	676	9.9
Income generated from operating assets[(1)]	89	6.4	106	5.8	120	6.1

[(1)] See the detailed definition of income generated from operating assets under the heading "Supplemental Performance Measures" in the 2006 Falconbridge MD&A (which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — 2006 Falconbridge MD&A").

[(2)] For further information on the financial results of the Falconbridge Group for the six months ended 30 June 2006, see the Consolidated Statements of Income, the Consolidated Statements of Cash flows and the Consolidated Balance Sheets that accompanied Falconbridge's announcement of its second quarter 2006 financial results (each of which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — Falconbridge second quarter 2006 financial results" of these Listing Particulars).

Description of the Aluminum Business's operations

Primary products

Alumina requirements are supplied by Gramercy Alumina LLC ("Gramercy") in Louisiana. On 1 October 2004, Noranda Aluminum, Inc. and Century Aluminum Company each purchased, from Kaiser Aluminum Inc., a 50% ownership interest in Gramercy and a 50% economic interest in the St. Ann Bauxite mine in Jamaica.

The Aluminum Business operates a primary aluminium reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 245,600 tonnes of molten aluminium in the year ended 31 December 2005 and 125,700 tonnes in the six months ended 30 June 2006. The smelter is in the process of increasing the metal production output to 265,000 tpa by 2011. The site also contains a carbon plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500 lb. standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

The smelter requires a constant demand of approximately 480 megawatts of power, which it receives through a 15-year contract with AmerenUE. The contract has an effective date of 1 June

2005 and includes one-year extensions with a five-year notice period. The contract provides for a power rate of approximately US$35/MWh, with any future rate changes subject to approval by the regulatory authorities of the State of Missouri.

Fabricated products

The Aluminum Business operates four plants in the South-eastern United States that combine to serve a broad range of customer needs. The Enlarged Xstrata Group is the second largest producer of aluminium foil products in North America. In 2005, third-party shipments totalled 178,000 tonnes and, in the six months ended 30 June 2006, totalled 95,000 tonnes.

The original Huntingdon, Tennessee plant, which the Aluminum Business has operated since 1979, has an approximate annual production capacity of 60,000 tonnes. It produces heavy-gauge foil from continuous cast metal, serving the electrical, semi-rigid container and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an approximate annual production capacity of 45,000 tonnes of light and heavy-gauge foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce approximately 15,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

The Falconbridge Group recently completed construction of a modern aluminium foil plant at a cost of US$226 million (excluding financing) to reinforce the Aluminum Business's position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 107,000 tonnes of heavy-gauge foil, bringing the Aluminum Business's total annual foil production capacity to 227,000 tonnes. The plant utilises state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

Sales and marketing of the Aluminum Business's aluminium

Primary products (billet, foundry and rod) are marketed to customers using three Regional Sales Managers, three foundry alloy distributors and one rod distributor. 97% of those products are sold direct to the end user with the balance being sold through the distribution network. Customers are based throughout North America with the greatest concentration in the central United States. Also, an agreement is in place with a German company for the marketing and manufacturing of high strength primary die-casting alloys (which are patent protected) in North America.

New US federal efficiency standards for central air conditioning units have boosted demand for finstock, which is the Aluminum Business's most important end-use market. Growth has also remained strong in the semi-rigid container market largely because of rising demand for prepared foods.

Projects and developments

Currently, the aluminium smelter has four projects in progress intended to achieve world-class performance when compared to similar technology. These projects are scheduled to increase metal production by 12,000 tonnes per year by 2011 and are intended to result in improved energy efficiency.

Norandal is considering a brown-field expansion of its Salisbury rolling plant which contemplates adding a used breakdown mill along with either two or three new continuous casters to support the finishing capabilities of the existing plant. Depending on the number of casters, capital costs are estimated to be between US$50-75 million. The project is currently in the early stages of development and, if approved, is intended to come on stream some time between 2008 and 2010.

Falconbridge Zinc Business summary

Introduction

The Falconbridge Zinc Business markets zinc metal directly from its Kidd Creek division and acts as a marketing agent for the Noranda Income Fund's Canadian Electrolytic Zinc refinery (CEZ). Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. CEZ and Kidd Creek are jointly a major supplier of zinc metal and zinc powders, accounting for approximately 4% of world refined production. In each of the year ended 31 December 2005 and the six months ended 30 June 2006, over 95% of the Falconbridge Zinc Business's consolidated sales of zinc on behalf of Kidd Creek and CEZ were in North America, with the balance sold to customers in Europe and Asia. The galvanising sector represented approximately 55% of the Falconbridge Zinc Business's consolidated zinc sales in each of the year ended 31 December 2005 and the six months ended 30 June 2006.

Zinc production is dependent on concentrates from mines. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of the Enlarged Xstrata Group. This allows the Falconbridge Zinc Business to take advantage of transportation, cost differentials and the treatment capabilities of its refineries. Concentrate purchases originate with both local mines and, subject to market conditions, offshore mines. The Falconbridge Zinc Business also markets Antamina zinc concentrates to European customers.

The Falconbridge Zinc Business produces zinc concentrate and copper concentrates at its mines and procures and processes zinc concentrate at the Canadian Electrolytic Zinc Limited ("CEZ") refinery owned by the Noranda Income Fund. The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates, residues and recycle materials at the Brunswick smelter. Marketing of the CEZ refinery and the Falconbridge Zinc Business's zinc metal and related alloys, as well as the Falconbridge Zinc Business's lead metal and related alloys, is carried out through its head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market. In addition, the Falconbridge Zinc Business operates the General Smelting of Canada foundry in Lachine, Quebec, which produces various lead and zinc alloys and anodes. The Falconbridge Zinc Business also operates NorFalco LLC, which markets, transports and distributes the sulphuric acid produced by all Falconbridge copper, zinc and nickel operations located in Canada to customers in North America.

Reserve and resource base

The tables below set out the Falconbridge Zinc Business's attributable zinc reserve and resource base as at 31 December 2005 (the Falconbridge Zinc Business has no reportable Inferred Resources):

Mineral reserves[1]

	Falconbridge's beneficial interest (%)		31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Zinc Deposits										
Brunswick Mine[2]	100.0	Proven	13,230	0.38	8.83	—	3.52	104	—	—
	100.0	Probable	1,462	0.21	8.26	—	3.63	106	—	—
		Total	14,692	0.36	8.77	—	3.53	104	—	—

Notes:

The above table sets out the Falconbridge Group's attributable zinc resource base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

(1) No adjustments have been made for metal losses during processing.

(2) Estimates used the following metal prices and exchange rate: zinc $0.65/lb, copper $1.50/lb, lead $0.35/lb, silver $6.50/oz and Cdn$1.50 for US$1.00.

Mineral resources[1] (in addition to mineral reserves)

	Falconbridge's beneficial interest (%)	Category	31 December 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)
Zinc Deposits									
Brunswick Mine	100.0	Measured	1,542	0.34	9.07	—	3.53	94	—
		Indicated	1,942	0.30	9.60	—	4.07	101	—
		Total	3,484	0.32	9.36	—	3.83	98	—

Notes:

The above table sets out the Falconbridge Group's attributable zinc resource base (in addition to reserves), based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See Part II — "Presentation of information — *Ore reserve and mineral resource reporting — basis of preparation*" of these Listing Particulars for an explanation of the basis of preparation of the reserve and resource estimates.

[1] Mineral resources do not include allowances for dilution or mining recovery.

Production

The table below sets out the total mine production of the Falconbridge Zinc Business for the years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2005 and 30 June 2006:

Total mine production[1]	*Year ended 31 December*		*Six months ended 30 June*	
	2004	2005	2005	2006
	Tonnes			
Mined zinc	367,000	265,600	139,100	133,900
Refined zinc	398,857	386,112	211,039	205,179
Mined lead	73,700	75,400	39,300	38,300
Refined lead	83,800	76,100	44,500	42,400

[1] See Part II — "Presentation of information — Ore reserve and mineral resources reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
	Tonnes			
Mined zinc	367,000	265,600	139,100	133,900
Refined zinc	190,857	181,812	109,439	107,079
Mined lead	73,700	75,400	39,300	38,300
Refined lead	83,800	76,100	44,500	42,400

Note:

[1] See Part II "Presentation of Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" of these Listing Particulars for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Falconbridge Zinc Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from page 378 of Part III — "Information on the Falconbridge Group" of the Circular (which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing

Particulars)) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Falconbridge MD&A):

Zinc Business	Audited restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		Unaudited Canadian GAAP Six months ended 30 June 2006[2]	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
	US$m	(%)	US$m	(%)	US$m	(%)
Revenues	415	6.1	504	6.2	570	8.4
Income generated from operating assets[1]	14	1.0	60	3.3	215	10.9

(1) See the detailed definition of income generated from operating assets under the heading "Supplemental Performance Measures" in the 2006 Falconbridge MD&A (which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — 2006 Falconbridge MD&A").

(2) For further information on the financial results of the Falconbridge Group for the six months ended 30 June 2006, see the Consolidated Statements of Income, the Consolidated Statements of Cash flows and the Consolidated Balance Sheets that accompanied Falconbridge's announcement of its second quarter 2006 financial results (each of which has been set out below in full in this Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — Falconbridge second quarter 2006 financial results" of these Listing Particulars).

The Falconbridge Zinc Business's mining operations

Brunswick mine, New Brunswick

The Brunswick mine was developed and commenced operations in the early 1960s. Falconbridge acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Enlarged Xstrata Group has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300). The Brunswick mine is scheduled for closure in 2010.

Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

Mining methods are open stope with delayed backfill including pillar-less, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator, while the excess runs through an effluent treatment facility prior to being discharged.

Processed mine ore increased to an average of 9,700 tonnes per day in 2005 and produced 265,600 tonnes of zinc in concentrate. Zinc recoveries in the mill were 88% in the year ended 31 December 2005. Processed mine ore increased to an average of 9,950 tonnes per day in the six months ended 30 June 2006 and produced 133,850 tonnes of zinc in concentrate. Zinc recoveries in the mill were 87% in the six months ended 30 June 2006.

Matagami division, Quebec

The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine were depleted in 2004. As a result, mine operations at Bell Allard ceased during the fourth quarter of 2004.

The Matagami/Bell Allard concentrator and other surface facilities were placed on care and maintenance to support other potential mining projects in this favourable geologic area, such as

Perseverance. The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

The Falconbridge Zinc Business's smelting and refining operations

Brunswick smelter, New Brunswick

The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with the Falconbridge Group's strategy of increasing its flexibility to treat complex feed materials, construction of a new silver refinery was completed in the first quarter of 2001.

The Brunswick smelter also operates a lead-acid battery recycling facility in Belledune, New Brunswick with a processing capacity of 15,000 tonnes of batteries per year. Most of the used batteries are sourced from the Atlantic Provinces, with Quebec and the New England states providing the balance.

In December 2002, the Falconbridge Group announced that the Brunswick smelter would change to a seasonal operation effective 1 July 2003 due to the shortage of economic feed material. Under a seasonal operation the plant will run for eight months a year on Brunswick mine concentrates, third-party sulphates and other third-party material, and will be shut down for the remaining four months each year. However, in 2004 and 2005, the plant ran for over nine months due to the improved availability of concentrate and other materials.

CEZ refinery

The CEZ refinery (in which the Enlarged Xstrata Group has a 25% interest via its 25% stake in the Noranda Income Fund) is located in Salaberry de-Valleyfield, Quebec. The refinery processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2003, 2004 and 2005, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by the Enlarged Xstrata Group, including the Brunswick mine, Bell Allard mine and Antamina. The refinery's products are marketed in the United States, Canada, Europe and Asia.

In the year ended 31 December 2005, the plant achieved near record production of 272,400 tonnes despite the fact that production was negatively impacted by the higher iron levels in the feed mix.

In the six months ended 30 June 2006, production at the plant totalled 130,782 tonnes, compared with 135,542 tonnes in the six months ended 30 June 2005. During the first quarter of 2006, production was negatively affected by the breakdown of one of the electrolyte circulation pipes in the refinery. This breakdown has not, however, affected the target production for the year ending 31 December 2006.

In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund for a combination of cash and ordinary and priority units of the Fund. These priority units were then sold by Noranda pursuant to two separate public offerings. The Enlarged Xstrata Group continues to own a 25% interest in the Noranda Income Fund in the form of ordinary units. The ordinary units are subordinated in respect of cash distributions to the priority units until 2017.

The Enlarged Xstrata Group is party to a processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually until 2017, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays the Enlarged Xstrata Group for the concentrate based on the LME price for "payable zinc metal" contained in the concentrate less a treatment charge or processing fee, initially set at C$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs and was C$0.361 per pound in 2005.

Pursuant to various management agreements, the Enlarged Xstrata Group will continue to operate and manage the refinery and also provide management, marketing and other administrative services to the Noranda Income Fund.

NorFalco, USA

In April 1998, Noranda, Former Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On 29 June 2001, Noranda DuPont LLC redeemed DuPont's 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC ("NorFalco"). NorFalco purchases and resells to consumers all of the Enlarged Xstrata Group's Canadian sulphuric acid production.

NorFalco has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 1.9 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco was owned by Noranda (65%) and Former Falconbridge (35%) prior to the amalgamation of Noranda and Former Falconbridge, and is now 100% owned by the Enlarged Xstrata Group.

Sales and marketing of the Falconbridge Zinc Business's zinc

Marketing of the CEZ refinery and the Falconbridge Zinc Business's zinc metal and related alloys, as well as the Falconbridge Zinc Business's lead metal and related alloys, is carried out through its head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market.

The Falconbridge Zinc Business sells approximately 275,000 tpa of zinc metal produced on behalf of the CEZ refinery, and 140,000 tpa on behalf of the Kidd Creek zinc refinery. Sales are made primarily in Canada and the United States.

The Falconbridge Zinc Business sells to the CEZ processing facility up to 550,000 tpa of zinc concentrate from its own mines and from third party suppliers, under a supply and processing agreement to support 100% of planned production rates to 2017. The Falconbridge Zinc Business markets zinc and bulk concentrates to third party smelters and traders into the global market. In addition, the Falconbridge Zinc Business acts as sales agent in Europe on behalf of Antamina's frame sales agreements.

The Falconbridge Zinc Business procures third party lead concentrate and secondary feeds for the Belledune Lead Smelter and manages the sale of approximately 75,000 tpa of refined lead.

Projects and developments

Perseverance deposits, Quebec

The Perseverance deposits are located close to the Enlarged Xstrata Group's existing mill infrastructure in Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under the Falconbridge Zinc Business's internal review process.

In anticipation of a positive decision on this project a four-year collective agreement was negotiated in 2004 with the local union to cover the closure of the Bell Allard mine and to facilitate the standby period and the possible opening of Perseverance during the four-year term.

During the second quarter of 2006, the Falconbridge Group acquired the 10% interest in the Perseverance property held previously by Société de Developpement de la Baie James ("SDBJ") for C$6.5 million and now has a 100% interest in the property.

A feasibility update is currently underway on the Perseverance project to assess the benefits of an increase in the mining rate to 2,600 tonnes per day. In anticipation of a positive decision on this project a four-year collective agreement was negotiated in 2004 with the local union to cover the closure of the Bell Allard mine, facilitate the standby period and the possible opening of Perseverance during the four-year term.

On 11 August 2006, Falconbridge announced that it expected to invest approximately US$130 million in the development of the Perseverance zinc mine. Construction is expected to last about two years, with the mines life expectancy estimated at roughly five years. The mine is expected to employ approximately 250 people during the construction's peak period and about 225 thereafter.

The zinc produced at the Perseverance mine will be processed at the Enlarged Xstrata Group's former Matagami mine facilities where, in anticipation of the Perseverance project start-up, Falconbridge retained the administrative offices and concentrator after the Bell-Allard mines closure in 2004. The annual production of 228,000 tonnes of zinc concentrate will be shipped and processed at the CEZ Refinery in Valleyfield, Quebec. The annual production of 35,000 tonnes of copper concentrate will be shipped and processed at the Horne Smelter in Rouyn-Noranda, Quebec.

Perseverance has measured and indicated resources of 5.1 Mt grading 15.8% zinc, 1.24% copper, 29 grams of silver per tonne and 0.38 gram of gold per tonne. The Falconbridge exploration team won the 2001 Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association of Canada for its discovery of this deposit.

Lady Loretta, Australia

The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, the Falconbridge Group exercised its option to acquire a 75% interest in the Lady Loretta project in December, 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the adjacent Lady Annie part of the property (above 150 metres), defined as the Lady Annie sublease. The Enlarged Xstrata Group has not yet taken a decision on the timing of any production.

Lennard Shelf, Australia

In April 2004, Falconbridge entered into an agreement with Teck Cominco Limited ("Teck") to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia. In order to earn its 50% interest, the Enlarged Xstrata Group will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited ("Western Metals") in October 2003 for A$26 million (approximately US$19 million).

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 Mt of ore. In the year ended 30 June 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead. Work was suspended by Western Metals in late November 2003.

The Enlarged Xstrata Group and Teck Cominco are endeavouring to produce a redevelopment plan for the assets. Work includes a detailed review of resources, as well as mine planning and other optimisation work and an exploration programme to expand the current resources. A revised block model was completed in 2004 and used as a basis for a preliminary mine planning exercise. A mineral resource was estimated to contain measured and indicated resources of 2.8 Mt grading 8.47% zinc and 1.96% lead. Inferred resources totalling 300,000 tonnes grading 8.2% zinc and 1.7% lead were also estimated. These resources contain factors for mining recovery and dilution because they were derived from the mining study.

In 2005, a total of 18,066m in 33 holes were drilled to test targets at Pilijippa (9,431m in 14 holes), Limestone Billy Hills (3,473m in 8 holes), Road Gossan (1,556m in 5 holes) and Pillara Range North (3,603m in 7 holes). The best grades and intersections came from the Pilijippa area, however, a detailed review of results is required to determine whether follow-up drilling is warranted. The 2005 programme was aided with 52.2 km of Gradient IP, 22 km of MIMDAS, 2,690 station gravity survey, along with 2 soil surveys. An integration of these data sets will help in selecting the 2006 drill targets.

Teck Cominco has provided a 2006 work plan that has been reviewed and approved by the Joint Venture Operating Committee. The objective of the programme is to identify additional resources. An aggressive drill programme comprised of 32,000m in 52 holes is planned to evaluate the Emanuel Range and Pillara areas with the assistance of additional IP and gravity geophysics. IP surveying is planned for the Mt. Talbot area.

In April 2006, Falconbridge and Teck Cominco agreed to restart the Pillara mine at a rate of 1 Mtpa. Work is progressing to achieve full commercial production during the first quarter of 2007.

The Lennard Shelf mine is expected to produce 70,000 to 80,000 tpa of zinc, on a 100%-basis, for four to five years. The estimated capital cost of the restart is A$23 million (approximately US$17 million) on a 100% basis, with an additional A$5 million (approximately US$4 million) in pre-production costs. First concentrate production is planned for early 2007.

Other products and activities of the Falconbridge Group

Lead metal

The Enlarged Xstrata Group is engaged in the mining of lead and the refining and recycling of lead metal at the Enlarged Xstrata Group's wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Canada, Cleveland, Ohio, USA, and Zug, Switzerland. In 2005, over 90% of the Falconbridge Group's consolidated lead metal sales were made in Canada and the United States.

As is the case for copper and zinc production, lead production is dependent upon the availability of mine concentrates. In 2005, approximately 65% of the Brunswick lead smelter feed was supplied by the Brunswick Mine, with the balance sourced from lead/silver concentrates and metal-bearing residues.

Sulphuric acid

Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at the Enlarged Xstrata Group's Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2005, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 1.9 Mt of sulphuric acid from the Falconbridge Group and third-party suppliers. Sulphuric acid produced at the Enlarged Xstrata Group's Chilean smelter is sold by Falconbridge Chile Limitada locally to mining companies using this product for their copper leaching operations.

Magnesium

The Enlarged Xstrata Group's Danville Quebec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by the Enlarged Xstrata Group and 20% by Sociétégénérale de financement du Quebec.

Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminium and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminium alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminium beverage containers is the largest application) and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

Other subsidiaries

Novicourt

Novicourt, a publicly traded Quebec company, is a Canadian exploration and development company focused on the discovery of new mineral deposits mainly in Canada and Brazil. Novicourt's primary asset until the depletion of ore in July 2005 was a 45% direct interest in the Louvicourt copper/zinc mine located near Val-d'Or, Quebec. Novicourt also owns a 45% interest in the Louvaur/Alexis Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit. Novicourt also participates in exploration joint ventures with others, including Falconbridge.

On 12 July 2005, the Louvicourt mill completed the processing of the final ore produced from the Louvicourt Mine as the ore reserves were depleted.

Copper production from the Louvicourt mine in 2005 was 17,000 tonnes (2004 — 33,000 tonnes) reflecting the reduced ore production and lower copper ore grades averaging 2.2% (2004 — 2.8%). Zinc production was 13,000 tonnes of contained zinc (2004 — 21,000 tonnes). Due to the mines closure in July 2005, Novicourt's total net revenue in 2005 was C$36.6 million, 40% lower than the total net revenue of C$59.8 million in 2004.

On 22 June 2006 Falconbridge announced that it would offer to acquire by way of takeover bid all of the outstanding common shares of Novicourt that it does not already own (7,620,207 shares) at a cash offer price of C$2.30 per Novicourt share. Falconbridge then held approximately 62.1% of the outstanding common shares of Novicourt. Falconbridge offered an aggregate of approximately C$17.5 million (approximately US$15.5 million) in cash under the offer. The offer, as extended, expired on 22 August 2006 resulting in Falconbridge now holding approximately 93.6% of the common shares of Novicourt. The balance of the Novicourt shares will be acquired by Falconbridge under a second step compulsory acquisition transaction, expected to be completed in October 2006, after which Novicourt will be a wholly-owned subsidiary of Falconbridge.

Magnola

In January 2003, Falconbridge announced plans for a temporary shutdown of the Falconbridge Group's magnesium business, which is held by Magnola Metallurgy Inc. ("Magnola"), a company owned 80% by the Enlarged Xstrata Group, in response to major structural changes which had taken place in the global magnesium industry. A pre-tax charge of US$520 million was recorded in Falconbridge's 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, exports of low-cost Chinese production have continued to grow and have depressed prices.

At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Quebec.

In 2003, a further US$33 million pre-tax charge related to costs incurred to shut down the plant was recorded in the first quarter. As of 31 December 2005 the book value of the Falconbridge Group's magnesium business was approximately US$280 million (31 December 2004 — US$272 million).

Statutory authorisations, licences and concessions

Nickel

Falcondo

Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

Properties and mines

Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

Summary of property holdings

Block number	Mineral area	Concession name
BLOCK A		QUISQUEYA NO. 1 CONCESSION
BLOCK C1 W		QUISQUEYA NO. 1 CONCESSION
BLOCK D2		QUISQUEYA NO. 1 CONCESSION
BLOCK B		QUISQUEYA NO. 1 CONCESSION
BLOCK C1 E		QUISQUEYA NO. 1 CONCESSION
BLOCK E		QUISQUEYA NO. 1 CONCESSION (PROJECT AREA)
Total area	21,830 hectares	

The Quisqueya No. 1 Concession is located principally within the District of Monsenor Nouel, Province of La Vega, Dominican Republic.

The term of the mining concession is for an unlimited period.

Raglan

The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and ten 20-year mining leases covering 963 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. One mining lease application covering 32 hectares remains outstanding from 2005.

Summary of property holdings

Lease number	MNR file number	Mineral area (ha)	Surface area	Expiry date	Area
	20980000000	0.00	10.50	31-Jul-07	Donaldson
	8272700007	0.00	172.20	31-May-07	Donaldson
BM836		92.07	0.00	11-Jun-16	Donaldson
BM837		44.04	0.00	11-Jun-16	Zone 3
9697-54		0.00	25.80	01-Feb-07	Katinniq
	8272700011	0.00	20.63	01-Feb-07	Katinniq
BM839		234.45	0.00	11-Jun-16	Katinniq
BM838		30.03	0.00	11-Jun-16	Zone 2
	8272700010	0.00	68.20	01-Mar-07	Katinniq
BM853		28.03	0.00	09-Oct-20	Zone 3
	8272700012	0.00	40.04	31-Mar-07	Zone 3
BM844		12.00	0.00	15-Feb-18	Zone 2
	8272700008	0.00	136.12	31-May-07	Zone 3
	8272700009	0.00	166.49	01-Jun-07	Katinniq
37312	8272700002	0.00	30.56	31-Dec-07	Deception Bay
	827270004	0.00	2.07	01-Jul-07	Deception Bay
35 J/2-1-5	Nunivut	0.00	10.50	01-Feb-07	Deception Bay
	8272700006	0.00	3.13	01-May-07	Deception Bay
9697-2		0.00	6.47	01-Apr-07	Deception Bay
	8272700005	0.00	11.20	01-Jul-07	
	17289	0.00	44.76		Deception Bay
	8272700003	0.00	35.08	01-May-07	
				31-Mar-07	
BM867		16.10	0.00	27-Apr-25	Zone 3
BM859		219.02	0.00	02-May-24	Zone 5/8
BM860		197.20	0.00	02-May-24	West Boundary
BM861		89.90	0.00	02-May-24	East Lake
Total area		962.84	783.75		

In addition to the above noted operating assets, there are 1226 map designated claims that make up the surrounding Raglan property.

Sudbury

Falconbridge has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling and Blezard. The properties comprise of patented land and licences of occupation.

Summary of property holdings

Lindsley Mine

The property comprises six patents covering 919.50 acres of Mineral Rights and 553.79 acres of Surface Rights located in Blezard Township in the Sudbury Mining Division.

Falconbridge and East Mine Area

The property comprises 53 patented mining claims covering 2115.09 acres of Mineral and Surface Rights located in Falconbridge and Garson Townships in the Sudbury Mining Division. A portion of this property covers the area where the smelter and related infrastructure are located.

Fecunis, North, Strathcona, Longvack South and Fraser Mines

The property comprises 38 patented mining claims covering 1614.91 acres of Mineral and Surface Rights as well as three Licence of Occupation covering 31.10 acres all of which are located in Levack Township in the Sudbury Mining Division. A portion of this property covers the area where the Fraser Mine is located.

Hardy, Onaping and Craig Mines

The property comprises 18 patented mining claims covering 746.77 acres of Mineral and Surface Rights as well as one Licence of Occupation covering 3.75 acres all of which are located in Levack and Dowling Townships in the Sudbury Mining Division. A portion of this property covers the area where the Onaping Mine is located.

Nickel Rim South Deposit

The property comprises two patented mining claims covering 89.68 acres of Mineral and Surface Rights located in MacLenan Township in the Sudbury Mining Division.

In addition to the above noted operating assets, there is a much larger land package that makes up the Sudbury Property.

Lindsley Mine

Parcel	Township	Mining	Surface
7 NWS, N 1/2 Lot 5, Con 2	Blezard	160.00	156.03
2243 SES, 7/8 of Lot 6, Con 2	Blezard	280.00	0.00
6055 SES, 7/8 of Lot 6, Con 2	Blezard	0.00	265.91
9070 SES, Lot 5, Con 3	Blezard	319.50	0.00
Deed 107, S 1/2 Lot 5, Con 2	Blezard	160.00	130.39
Deed 110 Pt. Abandoned Road	Blezard	0.00	1.46
Total		919.50	553.79

Notes:

(1) Parcels 2243 and 6055 cover the same geographical area.

Falconbridge and East Mine Area

Parcel	Claims	Township	Acreage
3009 SES	S-4071	Falconbridge	40.00
3010 SES	S-3936	Falconbridge	39.88
3011 SES	S-3937	Falconbridge	40.00
3028 SES	S-4104	Falconbridge	40.00
3029 SES	S-4078	Falconbridge	37.75
3030 SES	S-4103	Falconbridge	40.00
3031 SES	S-4075	Falconbridge	40.00
3032 SES	S-3939	Falconbridge	40.00
3034 SES	S-3606	Falconbridge	39.88
3035 SES	S-4136	Falconbridge	39.00

Parcel	Claims	Township	Acreage
3036 SES	S-3607	Falconbridge	39.88
3037 SES	S-3608	Falconbridge	39.88
**3038 SES	S-4009	Falconbridge	40.00
**3039 SES	S-4076	Falconbridge	40.00
3040 SES	S-4008	Falconbridge	40.00
**3046 SES	S-4007	Falconbridge	40.00
3047 SES	S-3938	Falconbridge	40.00
3048 SES	S-4087	Falconbridge	40.00
3049 SES	S-4157	Falconbridge	40.00
3050 SES	S-4156	Falconbridge	39.00
3085 SES	S-4149	Falconbridge	39.85
3086 SES	S-4147	Falconbridge	39.00
3104 SES	S-4120	Falconbridge	39.00
3134 SES	S-4191	Falconbridge	40.00
3135 SES	S-4192	Falconbridge	39.99
3139 SES	S-4226	Falconbridge	40.00
3141 SES	S-4193	Falconbridge	40.00
5968 SES	S-17185	Falconbridge	40.00
5970 SES	S-17186	Falconbridge	40.00
5972 SES	S-17170	Falconbridge	40.00
5973 SES	S-17180	Falconbridge	40.00
5974 SES	S-17187	Falconbridge	40.00
5975 SES	S-17184	Falconbridge	40.00
5976 SES	S-17181	Falconbridge	39.00
5977 SES	S-17402	Falconbridge	39.88
5978 SES	S-17403	Falconbridge	39.88
5979 SES	S-17401	Falconbridge	40.00
5981 SES	S-17182	Falconbridge	39.00
6332 SES	S-17176	Falconbridge	40.00
6333 SES	S-17369	Falconbridge	40.00
6334 SES	S-17373	Falconbridge	39.00
6335 SES	S-17375	Falconbridge	39.88
6341 SES	S-17371	Falconbridge	40.00
6342 SES	S-17370	Falconbridge	40.00
6343 SES	S-17372	Falconbridge	39.00
8120 SES	S-27352	Falconbridge	39.88
**32527 SES	S-4231	Falconbridge	40.00
Total			1,868.59
3133 SES	S-4148	Garson	40.00
3165 SES	S-4144	Garson	40.00
3166 SES	S-4146	Garson	40.00
3167 SES	S-4218	Garson	43.25
3168 SES	S-4217	Garson	43.25
3202 SES	S-4145	Garson	40.00
Total			246.50
Grand Total			2,115.09

** smelter and smelter related infrastructure

Fecunis, North, Strathcona, Longvack South and Fraser Mines

Parcel	Claims	Township	Acreage
574 SWS	P	Levack	148.50
1613 SWS	P	Levack	146.00
5649 SWS	S-3899	Levack	40.00
5650 SWS	S-3900	Levack	40.00
5653 SWS	S-3898	Levack	37.13
5654 SWS	S-3897	Levack	37.13
7395 SWS	S-3429	Levack	40.00
7503 SWS	S-3426	Levack	40.00
8149 SWS	S-18072	Levack	40.00
8150 SWS	S-18071	Levack	40.00
**8151 SWS	S-18097	Levack	40.00
**8152 SWS	S-18096	Levack	40.00
8154 SWS	S-18073	Levack	40.00
8894 SWS	S-28474	Levack	40.00
8897 SWS	S-28485	Levack	40.00
8898 SWS	S-28486	Levack	40.00
9164 SWS	S-28503	Levack	40.00
9178 SWS	S-28501	Levack	40.00
9179 SWS	S-28502	Levack	40.00
9302 SWS	S-28481	Levack	22.30
9303 SWS	S-28480	Levack	22.06
13689 SWS	S-2514	Levack	1.04
LO 10551	S-28481	Levack	10.50
5655 SWS	S-3901	Levack	40.00
7388 SWS	S-2514	Levack	14.15
8163 SWS	S-17985	Levack	40.00
8164 SWS	S-17986	Levack	40.00
8892 SWS	S-28470	Levack	40.00
8893 SWS	S-28471	Levack	40.00
8895 SWS	S-28272	Levack	40.00
8895A SWS	S-28475	Levack	40.00
9176 SWS	S-28498	Levack	40.00
9177 SWS	S-28499	Levack	40.00
9185 SWS	S-28494	Levack	40.00
9271 SWS	S-28482	Levack	48.00
9279 SWS	S-28484	Levack	44.00
9281 SWS	S-28479	Levack	25.00
9282 SWS	S-28483	Levack	47.40
9411 SWS	S-28476	Levack	22.21
LO 10544	S-28479	Levack	20.00
LO 10546	S-28483	Levack	0.60
Total			1,646.01

** Fraser Mine

Hardy, Onaping and Craig Mines

Parcel	Claims	Township	Acreage
5821 SWS	S-2666	Levack	36.25
5822 SWS	S-2665	Levack	40.00
**8157 SWS	S-18291	Levack	40.88
8158 SWS	S-18292	Levack	40.88
8541 SWS	S-27814	Levack	39.48
8542 SWS	S-31472	Levack	39.48
LO10178	S-2666	Levack	3.75
Total			240.70
5820 SWS	S-2657	Dowling	44.00
5823 SWS	S-2656	Dowling	43.63
5830 SWS	S-2667	Dowling	35.86
8220 SWS	S-18263	Dowling	41.00
8490 SWS	S-27947	Dowling	36.49
8491 SWS	S-27946	Dowling	44.46
8501 SWS	S-27845	Dowling	44.00
8586 SWS	S-31688	Dowling	44.60
8923 SWS	S-28325	Dowling	43.59
8924 SWS	S-28329	Dowling	44.40
8936 SWS	S-28330	Dowling	44.00
12130 SWS	S-50254	Dowling	43.79
Total			509.81
Grand Total			750.52

** Onaping Mine

Hardy, Onaping and Craig Mines

Parcel	Claims	Township	Acreage
8144 SWS	S-3417	Levack	43.00
8145 SWS	S-3416	Levack	43.00
8153 SWS	S-18252	Levack	40.88
8155 SWS	S-3418	Levack	40.88
8156 SWS	S-18191	Levack	40.88
**8511 SWS	S-28346	Levack	43.00
8513 SWS	S-28344	Levack	43.00
8514 SWS	S-28334	Levack	43.00
8515 SWS	S-28333	Levack	43.00
8516 SWS	S-28337	Levack	40.88
8517 SWS	S-28336	Levack	40.88
8518 SWS	S-28335	Levack	40.88
8519 SWS	S-28332	Levack	40.88
Total			544.13
8694 SWS	S-28326	Dowling	43.25
8880 SWS	S-28328	Dowling	43.25
8881 SWS	S-28331	Dowling	43.25
9340 SWS	S-31292	Dowling	43.00
Total			172.75
Grand Total			716.88

** Craig Mine

Nickel Rim South Deposit

Parcel	Claims	Township	Acreage
51180 SES (formerly 3200 SES)	S-3458	MacLenan	36.18
51180 SES (formerly 9094 SES)	S29278	MacLenan	53.50
Total			89.68

All cover Mining and Surface Rights, except for LO 10551, which is for Mining Rights only.

Certain Parcels in Falconbridge and Garson Township are subject to a Joint Venture Agreement. The Enlarged Xstrata Group holds a 40% interest in the Mining Rights and a 100% interest in the Surface Rights.

In addition to the above noted operating assets, there is a much larger land package that makes up the Sudbury Property.

Montcalm

The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

Summary of property holdings

Parcel	Claims	Township	Area (acres)
1847 LC	P437998 et. al.	Montcalm	830.12
1848 LC	P480122 et. al.	Montcalm	375.66
1845 LC	P458302 et. al.	Montcalm	375.66
1846 LC	P393400 et. al.	Montcalm	833.28

Koniambo

In 1998, Falconbridge entered into a joint venture agreement with SMSP and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000 tpa nickel in ferronickel mining and smelting complex.

Summary of property holdings

Concession name	Concession number	Area (ha)	Expiry date
ADVANCE CALEDONIA	556	184.5	
AS	533	1037.5	
BALACLAVA	526	392.6	
BILBOQUET	736	1192	
BILBOQUET EXT.	1797	44.62	10 April 2031
BILBOQUET EXT. 2	2527	35.97	7 December 2017
BOUM EXT.	2568	34.42	7 December 2017
BOUM RED PT. A AND B	527	100	
CAPONET	559	74.49	
CF	558	576	
COCO	1538	30.12	
COINDOU	560	100	
CONFIANCE 3	2616	83.85	16 December 2018
CONFIANCE 4	2617	30	16 December 2018
CONFIANCE RED	528	616.8	
FREDERIC	631	49.82	
GUERIOUM	601	2002	
GUERIOUM EXT	1795	43.83	10 April 2031
GUERIOUM EST	602	80	
HORTENSIA	2239	30.13	30 January 2014
KAFEATE 1	2618	35.81	16 December 2018
KATAVITI	535	275.36	
**KNOCK	2021	14	6 January 2011
LA FAUR	2506	16.48	7 December 2017
LOUISE	742	192.87	
MANGUEN	676	217.7	
MARGUERITE CONSOLATION R	990	62.9	
MEFIANCE PT. 1 AND 2	187	732.6	
MONT KATEPAHIE	186	200	
NAMOUNA	1794	322.99	10 April 2031
REVELATION 1 RED PT. A AND B	563	253.96	
REVELATION 2	564	546.37	
REVELATION 3	530	556.3	
REVELATION 4	2619	7.5	16 December 2018
REVELATION 5	2620	5.4	16 December 2018
REVELATION 6	2621	19.5	16 December 2018
REVELATION 7	2622	32.5	16 December 2018
SEPTEMBRE	1852	45.02	22 October 2031
S.M.M.O. 42	1933	407.27	27 December 2033
S.M.M.O. 82	2104	45.04	25 November 2011
THERMIDOR	1572	5	
TIETA	565	96.87	
TIETA 4	2623	22.62	16 December 2018
TIPOUET	566	165.9	
TIVOLI	537	20	
TRAZY	991	81.5	

Concession name	Concession number	Area (ha)	Expiry date
TRAZY EXT.	2240	31.21	30 January 2014
TRAZY EXT. 2	2635	25	16 December 2018
VIOLETTE PT. A AND B	2321	86.61	11 December 2015

** Renewal requested

NOTE: All Concessions without Expiry Dates are issued in perpetuity.

Kabanga Project, Tanzania

Summary of property holdings

Licences held by Kabanga

Licence number	Acquisition date	Next renewal date	Expiry date
PL 2323/03 (Nyakahura)	5 September 2003	4 September 2006[(1)]	4 September 2010
PL 2206/03 (Nyanzali)	28 April 2003	27 April 2008	27 April 2010
PL 2209/03 (Mabawe)	10 April 2003	9 April 2008	9 April 2010
PL 2205/03 (Kivango)	10 April 2003	9 April 2008	9 April 2010
PL 2346/03 (Mururama)	31 October 2003	30 October 2006	30 October 2010
PL 1557/2000 (Kabanga)	1 July 2000	n/a	30 June 2007
PL 2207/03 (Luhuma)	28 April 2003	27 April 2008	27 April 2010
PL 2208/03 (Kalinzi)	10 April 2003	9 April 2008	9 April 2010
PL 2554/04 (Rulenge)	3 June 2004	2 June 2007	2 June 2011
PL 3069/05 (Kabanga)	17 February 2005	16 February 2008	16 February 2012
PL 2691/04 (Kivago)	2 October 2004	1 October 2007	1 October 2011
PL 2692/04 (Nyanzali)	2 October 2004	1 October 2007	1 October 2011
PL 2693/04 (Luhuma)	2 October 2004	1 October 2007	1 October 2011
PL 2694/04 (Nyakahura)	2 October 2004	1 October 2007	1 October 2011
PL 2695/04 (Kalinzi)	2 October 2004	1 October 2007	1 October 2011
PL 2892/04 (Mabawe)	30 November 2004	29 November 2007	29 November 2011
PL 2893/04 (Mururama)	30 November 2004	29 November 2007	29 November 2011
Application No. 2657 (Wedge)	Offer Received 1 April 2006		
Application No. 3811 (Nyakahura)	Application Submitted 6 April 2006		
Application No. 3812 (Mururama)	Application Submitted 6 April 2006		
Application No. 3813 (Nyanzali)	Application Submitted 6 April 2006		
Application No. 3814 (Mabawe)	Application Submitted 6 April 2006		
Application No. 3815 (Kalinzi)	Application Submitted 6 April 2006		
Application No. 3816 (Kivango)	Application Submitted 6 April 2006		
Application No. 3817 (Luhuma)	Application Submitted 6 April 2006		

(1) **Application filed on 31 August 2006**

Licence number	Acquisition date	Next renewal date	Expiry date
PL 2609/04 (Kabanga)	14 July 2004	13 July 2007	13 July 2011
PL 3536/05 (Kabanga)	5 September 2005	4 September 2008	4 September 2012
PL 3537/05 (Kabanga)	5 September 2005	4 September 2008	4 September 2012
Application No. 3821 (Kalinzi)	Application Submitted 10 April 2006		
Application No. 3822 (Mabawe)	Application Submitted 10 April 2006		
Application No. 3823 (Kivango)	Application Submitted 10 April 2006		
Application No. 3880 (Luhuma)	Application Submitted 28 April 2006		
Application No. 3881 (Nyanzali)	Application Submitted 28 April 2006		

Araguaia, Brazil

In 2005, the Nickel Business discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil. These are new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration team in October 2004.

The deposits occur on properties owned by the Enlarged Xstrata Group or where the Enlarged Xstrata Group has the right to earn a 100% interest by completing a series of cash payments totaling US$2.4 million staged over eight years. Falconbridge has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to almost 5,400 square kilometres (539,000 hectares).

Copper

Altonorte Smelter

The Altonorte copper smelter is located in northern Chile.

Summary of property holdings

The following table sets forth the mining development concessions for the Falconbridge Group's installations at the Altonorte site. All of the concessions have been granted and are maintained by the payment of annual taxes.

Mining development concession	Record number	Area (ha)	Date of filing of mining development claim	Registration date
OLGA 1 AL 50	7.720	500	5 September 1991	30 December 1992
NORTE UNO 1 AL 36	17.274	180	26 February 1999	22 November 2000
NORTE DOS 1 AL 10	17.272	50	26 February 1999	22 November 2000
AMANDITA 1 AL 2	17.273	10	26 February 1999	22 November 2000
ALTO 1 AL 52	17.275	260	26 February 1999	22 November 2000
ANDREITA 1 AL 30	32.665	132	12 May 2000	27 March 2007
Total area		1,132		

The Antamina operation is located in the Andes mountains in Peru, approximately 270 kilometres north of Lima at an elevation of 4,300 metres.

Summary of property holdings

Antamina

The property consists of 70 concessions covering 7,725.25 hectares located in the San Marcos District in the Province of Huari.

Antamina No 1

The property consists of five concessions covering 4,014.00 hectares located in the San Marcos District in the Province of Huari.

Antamina — Huarmey

The property consists of six concessions covering 3,500.00 hectares located in the Huarmey and Paypay Districts in the Province of Huarmey.

Collahuasi

The Collahuasi property covers 435 exploitation concessions over 128,621 hectares and 184 exploration concessions over 61,800 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper mineralisation at the adjacent Rosario West deposit.

Summary of property holdings

The following table sets out the exploitation concessions covered by the Collahuasi property:

Property	Number of exploitation concessions	Area (ha)
Sector Yacimiento	184	35,399
Sociedad Contractual Minera Michincha	29	22,920
Comuna de Iquique	18	2,127
Comuna de Pica	69	39,984
Comuna de Pozo Almonte	55	6,440
Sector Huasco	26	6,650
Pertenencias Zona de Interes	44	15,101

Kidd Creek Mining Division, Ontario

The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Province of Ontario. The properties owned by Falconbridge are comprised of 14 patented and leasehold half lots.

Summary of property holdings

The property consists of four leases covering 195 hectares, 11 patents covering 777 hectares of mining and surface rights as well as one surface rights lease covering two hectares and one surface rights patent covering 65 hectares all of which are located in Kidd Township in the Porcupine Mining Division, Province of Ontario.

Parcel	Location	Lease number	Acres	Expiry
Leased Land				
377 LC	S 1/2 N 1/2 Lot 3 Con 3	105419 (formerly 101723)	80.00	1 October 2010
300 LC	N 1/2 N 1/2 Lot 3 Con 3	104924 (formerly 101150)	80.00	1 September 2008
301 LC	S 1/2 N 1/2 Lot 4 Con 4	104925 (formerly 101151)	161.00	1 August 2008
302 LC	S 1/2 Lot 1 Con 4	104926 (formerly 101152)	160.00	31 August 2008
Total			481.00	195 Hectares

Parcel	Location	Lease number	Acres	Expiry
Patented Land				
14985 SEC	N 1/2 Lot 1 Con 3		160.00	Mining and Surface
11471 SEC	N 1/2 Lot 2 Con 4		160.00	Mining and Surface
13569 SEC	N 1/2 Lot 3 Con 4		160.00	Mining and Surface
13571 SEC	Pt. N 1/2 Lot 4 Con 4		160.00	Mining and Surface
15114 SEC	S 1/2 Lot 3 Con 5		159.00	Mining and Surface
14980 SEC	N 1/2 Lot 3 Con 5		159.00	Mining and Surface
12757 SEC	N 1/2 Lot 4 Con 5		160.50	Mining and Surface
13574 SEC	S Pt. Lot 4 Con 4		160.50	Mining and Surface
11998 SEC	N 1/2 Lot 1 Con 4		160.50	Mining and Surface
14117 SEC	N 1/2 Lot 5 Con 5		159.50	Mining and Surface
14118 SEC	N 1/2 Lot 6 Con 5		159.50	Mining and Surface
			1,758.50	777 Hectares
				972 Hectares
Surface Leases				
16186 SEC	Pt. Lot 2 Con 4	266303	3.00	2 Hectares
			3.00	
Surface Patent				
19299 SEC	S 1/2 Lot 5 Con 5		159.50	65 Hectares
			159.50	
			2,563.00	1,037 Hectares

Kidd Creek Metallurgical Division, Ontario

The ore from Kidd Creek Mining Division is transported by a railway owned by the Enlarged Xstrata Group to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres southeast of the Kidd Mine.

Summary of property holdings

Mining and Surface Rights

The property consists of one lease covering 64 hectares, two patents covering 128 hectares of mining and surface rights as well as six surface rights lease covering 586 hectares and 12 surface rights patent covering 770 hectares all of which are located in Hoyle Township in the Porcupine Mining Division, Province of Ontario.

Parcel	Location	Lease number	Acres
Leased Land			
1813 LC	S 1/2 Lot 1 Con 2	104882	160.00
			160.00
Patented Land			
14342 SEC	N 1/2 Lot 1 Con 1		160.00
15468 SEC	S Pt N Lot 1 Con 1		160.00
			320.00
Total			480.00

Parcel	Location	Lease number	Acres
Surface Rights Only			
Leased Land			
8654 SEC	NE Pt S 1/2 Lot 3 Con 1	Private Lease	29.70
17302 SEC	S Pt N 1/2 Lot 3 Con 1	Private Lease	3.80
1815 LC	N 1/2 Lot 1 Con 2	104882	160.00
1815 LC	S 1/2 Lot 2 Con 2	104882	159.00
1819 LC	N 1/2 Lot 4 Con 2	106982	159.52
1830 LC	N 1/2 Lot 5 Con 2	107061	231.60
1830 LC	S 1/4 Lot 5 Con 2	107061	72.08
1815 LC	S 1/2 Lot 1 Con 3	104882	160.00
1815 LC	S 1/2 Lot 2 Con 3	104882	158.50
1817 LC	All Lot 2 Con 4	106594	315.00
			1,449.20
Patented Land			
14830 SEC	N 1/2 Lot 2 Con 2		159.00
14579 SEC	N 1/2 Lot 3 Con 2		159.50
22881 SEC	S 1/2 Lot 3 Con 2		159.52
17165 SEC	N 1/2 Lot 1 Con 3		160.00
17164 SEC	N 1/2 Lot 2 Con 3		158.50
15608 SEC	S 1/2 Lot 3 Con 3		160.50
15512 SEC	N 1/2 Lot 4 Con 3		161.00
15514 SEC	S 1/2 Lot 4 Con 3		161.00
17152 SEC	N 1/2 Lot 3 Con 4		158.50
17151 SEC	S 1/2 Lot 3 Con 4		158.50
17154 SEC	N 1/2 Lot 4 Con 4		152.50
17153 SEC	S 1/2 Lot 4 Con 4		152.50
			1,901.02
Total			3,350.22

Horne Smelter, Quebec

The Horne smelter is located in Rouyn-Noranda, Quebec.

Summary of property holdings

Mining concession	Area (ha)	Renewal date
156 Pt. A	26.71	31 January 2007
247 Pt. A	97.93	31 January 2007
156 Pt. B	191.96	31 January 2007
243	224.90	31 January 2007
372	24.11	31 January 2007
171	27.92	31 January 2007
148	183.73	31 January 2007
163 Pt. A	208.41	31 January 2007
235	202.34	31 January 2007

Lomas Bayas, Chile

The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216 hectares. Falconbridge also holds 25 exploitation concessions and two exploitation concession application covering approximately 4,669 hectares between the Lomas Bayas mine and

the Fortuna de Cobre deposit as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

Summary of property holdings

The following table sets forth the mining development concessions for the Falconbridge Group's Lomas Byas operations. All of the concessions have been granted.

Mining development concession	Record number	Area (ha)	Registration date	Regulatory ruling
ABUSIMBEL 1 AL 23	5.298	230	24 February 1992	15 March 1993
AYQUINA 1 AL 30	8.839	300	2 September 1992	7 October 1993
LAS PEÑAS 1 AL 30	8.837	300	2 September 1992	7 October 1993
LO VASQUEZ 1 AL 30	8.838	300	2 September 1992	7 October 1993
GIZEH 1 AL 30	5.299	300	24 February 1992	15 March 1993
NAZCA 1 AL 30	5.300	292	24 February 1992	15 March 1993
PELEQUEN 1 AL 30	8.836	300	2 September 1992	7 October 1993
Total area		2,022		

The Fortuna de Cobre deposit is adjacent to the Lomas Bayas mine. The following table sets forth the mining development concessions for the Falconbridge Group's Fortuna de Cobre operations. All of the concessions have been granted.

Mining development concession	Record number	Area (ha)	Date of filing of mining development claim	Registration date	Regulatory ruling
BALI 1 AL 20	10.003	200	—	22 April 1996	6 October 1997
BANGKOK 1 AL 20	10.002	200	19 August 1994	22 April 1996	6 October 1997
CAPADOCIA 1 AL 14	10.004	125	6 December 1994	22 April 1996	6 October 1997
CAPADOCIA 15 AL 29	10.004	150	6 December 1994	22 April 1996	6 October 1997
CONSTANZA 1 AL 30	26.531	120	—	5 November 1994	9 May 1998
PETRONILA 21-29	24.363	40,5	—	5 April 1948	13 November 1958
ELVIRA 1 AL 10	8.185	50	—	29 March 1955	25 October 1956
FORTUNA 1 AL 10	22.636	50	—	—	12 November 1951
MAX 1 AL 4 Y 11 AL 14	5.960	33	—	6 January 1993	7 March 1995
MAX 5 AL 10 Y 15 AL 20	5.960	48	—	6 January 1993	7 March 1995
LAOS 1 AL 20	10.005	200	19 August 1994	22 April 1996	6 October 1997
Total area		1,127			

El Pachón, Argentina

The El Pachón property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine.

Summary of property holdings

The property consists of 48 concessions covering 1882.26 hectares.

El Morro, Chile

The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres.

Summary of property holdings

The property consists of 163 exploitation concessions covering 41,225.98 hectares.

West Wall, Chile

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 – 3,700 metres. A low grade porphyry resource was identified on the property in the 1980s by Minera Anglo American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralisation underlain by significant primary mineralisation. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Economic evaluation of the mineralization revealed the zone to be uneconomic due to moderate grade and significant thickness of barren leach cap.

The plan for 2006 is to maintain the property. Anglo American has agreed to conduct their technical due diligence by 30 September 2006 to determine their level of interest and future participation.

Summary of property holdings

The following table sets forth the mining development concessions for the Falconbridge Group's West Wall operations.

Mining development concession	Area (ha)
QUISCO 1 AL 596	1,392
RIO 1 AL 1475	5,025
BARRANCONES 1 AL 11	56
CHISPA SEIS 1 AL 4	4
CHISPA SEIS 21 AL 25	8
CHISPA ONCE 1 AL 13	36
CHISPA DIECISEIS 1	2
Total area	6,523

Aluminum

The Enlarged Xstrata Group operates six plants in the United States that produce alumina, primary aluminum and aluminum foil, as well as a mining operation in St. Ann, Jamaica.

St. Ann Bauxite

Summary of property holdings

Special Mining Lease 165 has been granted to St. Ann by the Government of Jamaica, which provides for a minimum of 4.5 Mt per year through the year 2030.

Zinc

Brunswick Mine

History and location

The Brunswick mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Enlarged Xstrata Group has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

Summary of property holdings

The mineral rights to Brunswick Mine No. 12 have been granted fee simple under Orders-in-Council No's 62-422 and 70-693.

Matagami Division

History and location

The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine

were depleted in 2004. As a result, Falconbridge ceased operations at the mine during the fourth quarter of 2004.

The Matagami concentrator and other support facilities were placed on care and maintenance to support other potential mining projects such as Perseverance in this favorable geologic area. The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

Summary of property holdings

Mining concession	Area (ha)	Renewal date
458	378.47	31 January 2007
504	81.49	31 January 2007

Brunswick Smelter

The Brunswick smelter is located on a year round Atlantic port near the village of Belledune in New Brunswick.

Summary of property holdings

The Brunswick smelter property is held fee simple.

CEZ Refinery

The CEZ refinery (in which Falconbridge has a 25% interest through its interest in the Noranda Income Fund) is located in Salaberry-de-Valleyfield, Quebec.

Frieda River, Papua New Guinea

The property Frieda River is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena).

Summary of property holdings

EL 1024	April River Property
EL 1312	Nong River Property
EL 58	Frieda River Property
ELA 1224	Frieda River Property

Perseverance deposits, Quebec

The Perseverance deposits made up of Perseverance, Equinox and are located close to Falconbridges' existing mill infrastructure in Matagami, Quebec.

Summary of property holdings

A mining lease covering the Perseverance deposits has not yet been applied for. The deposit is covered by unpatented mining claims.

Claim number	Recorded date	Expiry date
5132539	7 November 1994	6 November 2008
5132546	7 November 1994	6 November 2008
5132554	7 November 1994	6 November 2008
5132555	7 November 1994	6 November 2008
5132561	7 November 1994	6 November 2008
5132562	7 November 1994	6 November 2008

Lennard Shelf, Australia

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth.

The Lennard Shelf mines are currently on care and maintenance.

Lady Loretta, Australia

The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the adjacent Lady Annie part of the property, defined as the Lady Annie sublease.

Summary of property holdings

Special Lease — SL.08/46006
Mining Lease — ML.5568

Public takeovers

During the last and current financial year, Falconbridge has been subject to the Inco Offer, which terminated on 28 July 2006 without any Falconbridge Shares being acquired by Inco under the Inco Offer, and the Xstrata Offer pursuant to which Xstrata acquired Falconbridge.

Falconbridge was created on 30 June 2005 pursuant to the Falconbridge Amalgamation, under which the assets, liabilities and operations of Noranda and Former Falconbridge were combined and managed and operated as an integrated business by Falconbridge.

Falconbridge is a defendant, along with Brookfield, in a claim initiated in November 2005 in Wisconsin, USA by the Stark Claimants. The Stark Claimants allege violations of US federal law, including market manipulation and misrepresentation, by Noranda and Brookfield as Noranda's controlling shareholder in connection with Noranda's issuer bid in March 2005, the Noranda takeover bid for Former Falconbridge in March 2005 and the amalgamation of Noranda and Former Falconbridge in June 2005. The Stark Claimants demand a jury trial and seek compensatory damages of US$74.1 million, punitive damages and costs. On 17 January 2006, Brookfield submitted to the Wisconsin court a memorandum of law in support of its motion to dismiss with prejudice the claim filed by the Stark Claimants and on 23 January 2006, Falconbridge submitted to the Wisconsin court a revised memorandum of law in support of its motion to dismiss the claim by the Stark Claimants. The Stark Claimants submitted briefs in opposition to the motions to dismiss on 17 March 2006. Brookfield and Falconbridge submitted their reply briefs to the Stark Claimants' opposition on 18 April 2006. The court has not yet ruled on the motions.

Recent significant developments

Falconbridge second quarter 2006 financial results

On 24 July 2006, Falconbridge announced its second quarter 2006 financial results. The Consolidated Statements of Income, the Consolidated Statements of Cash flows and the Consolidated Balance Sheets set out below have been extracted from that announcement.

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF INCOME (US$ millions, unaudited)

	Second Quarter		Six Months Ended June 30	
	2006	2005	**2006**	2005
Revenues	**$ 3,948**	$ 2,052	**$ 6,806**	$ 3,946
Operating expenses				
Mining, processing and refining costs	**825**	643	**1,568**	1,238
Purchased raw materials	**1,723**	799	**2,930**	1,521
Depreciation, amortization and accretion	**159**	147	**328**	265
	2,707	1,589	**4,826**	3,024
Income generated by operating assets	**1,241**	463	**1,980**	922
Interest expense, net	**45**	37	**77**	65
Corporate and general administration	**39**	19	**63**	36
Research, development and exploration	**16**	16	**27**	27
Minority interest in earnings of subsidiaries	**3**	55	**5**	149
Income before undernoted	**1,138**	336	**1,808**	645
Other expense (income)	**4**	1	**(10)**	10
Tax expense	**406**	133	**628**	257
Net income	**$ 728**	$ 202	**$ 1,190**	$ 378
Dividends on preferred shares	**6**	4	**12**	7
Net Income attributable to common shares	**$ 722**	$ 198	**$ 1,178**	$ 371
Net income per common share				
Basic	**$ 1.94**	$ 0.62	**$ 3.17**	$ 1.20
Diluted	**$ 1.91**	$ 0.61	**$ 3.12**	$ 1.19
Basic weighted average number of shares — 000s	**372,750**	**322,566**	**372,243**	**309,782**
Diluted weighted average number of shares — 000s	**380,048**	**329,262**	**379,161**	**316,552**

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS
(US$ millions, unaudited)

	Second Quarter		Six Months Ended June 30	
	2006	2005	2006	2005
Cash realized from (used for):				
Operations				
Net income	$ 728	$ 202	$1,190	$ 378
Charges (credits) not affecting cash:				
Depreciation and amortization	130	131	288	256
Future taxes	101	49	164	124
Minority interest	3	55	5	149
Foreign exchange, and other	40	(13)	23	(32)
	1,002	424	1,670	875
Net change in accounts receivable, inventories and payables	(308)	(70)	(630)	(136)
Cash from operations	694	354	1,040	739
Investment activities				
Capital investments	(215)	(162)	(371)	(272)
Investments and advances	(1)	(2)	(1)	(5)
Proceeds on dispositions	2	3	13	6
Cash used in investment activities	(214)	(161)	(359)	(271)
Financing activities				
Long-term debt, including current portion				
Issued	—	501	1	514
Repaid	(27)	(125)	(84)	(279)
Repayment of preferred share liabilities	(750)	—	(750)	—
Issue of shares — common	4	4	18	12
Share purchase plan repayment	—	2	—	2
Dividends paid	(46)	(31)	(91)	(64)
Issue of shares — minority shareholders	—	2	—	18
Dividends paid to minority shareholders	—	(29)	—	(38)
	(819)	324	(906)	165
Increase (decrease) in cash and cash equivalents	(339)	517	(225)	633
Cash and cash equivalents, beginning of period	1,000	1,000	886	884
Cash and cash equivalents, end of period	$ 661	$1,517	$ 661	$1,517

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS
(US$ millions, unaudited)

	Jun. 30 2006	Dec. 31 2006
Assets		
Current assets		
Cash and cash equivalents	**$ 661**	$ 886
Accounts receivable	**1,673**	1,007
Metals and other inventories	**2,196**	1,708
	4,530	3,601
Operating capital assets	**5,909**	6,803
Development projects	**1,836**	1,707
Investments and other assets	**423**	307
Goodwill	**529**	—
	$13,227	$12,418
Liabilities and Equity		
Current Liabilities		
Accounts and taxes payable	**$ 2,202**	$ 1,691
Debt due within one year	**351**	353
	2,553	2,044
Long-term debt	**2,516**	2,598
Preferred share liabilities	**132**	876
Future income taxes	**941**	1,156
Asset retirement obligation, pension and other provisions	**669**	659
Stockholders' interests:		
Interest of other shareholders	**243**	54
Shareholders' equity	**6,173**	5,031
	$13,227	$12,418

2006 Falconbridge MD&A

On 25 July 2006, Falconbridge published the 2006 Falconbridge Management's Discussion and Analysis (the "2006 Falconbridge MD&A"). The full text of the 2006 Falconbridge MD&A is set below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Information contained in this discussion is given as of July 25, 2006, unless otherwise indicated.

Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars.

Note: The financial results prior to June 30, 2005, as presented in this discussion, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation of Noranda Inc. and former Falconbridge Limited on June 30, 2005. Additional information on Falconbridge, including Falconbridge's Annual Information Form, is available on SEDAR at www.sedar.com

TABLE OF CONTENTS

CORPORATE OVERVIEW

Falconbridge Limited is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL) and the New York Stock Exchange (FAL).

Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in zinc, aluminum and other mining and metals processing activities. Falconbridge is focused on aggressively managing assets to maximize production, while minimizing invested capital.

REFERENCES AND FORWARD-LOOKING STATEMENTS

The following discussion and analysis should be read in conjunction with the interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Company") for the six months ended June 30, 2006 and the related financial statements and notes of Falconbridge Limited for the year ended December 31, 2005. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. For a detailed description of risks associated with forward-looking statements, please see "Forward Looking Information" on page 28 of this report.

FINANCIAL SUMMARY

Falconbridge's consolidated net income totaled $728 million (basic earnings per share of $1.94; diluted of $1.91) for the second quarter of 2006. This compares with net income of $202 million (basic earnings per share of $0.62; and of $0.61) for the second quarter of 2005. Net income increased 260% and earnings per basic share increased 213% versus the same period last year.

For the first six months, Falconbridge's consolidated net income totaled $1,190 million (basic earnings per share of $3.17; diluted of $3.12). This compares with net income of $378 million (basic earnings per share of $1.20 and diluted earnings per share of $1.19) for the first six months of 2005.

Financial Impact of Merger of Noranda and the former Falconbridge

Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and the financial position of former Falconbridge in its financial statements reflecting its ownership of 58.5% of the common shares. On May 5, 2005, Noranda increased its ownership in Falconbridge to 90.8%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in common shares. Upon completion of the merger, the combined entity was renamed Falconbridge Limited.

Purchase accounting rules required an allocation of the purchase costs to assets and liabilities acquired under the transaction. During the quarter, the allocation to the assets and liabilities was finalized. The impact of the finalization of the purchase price allocation on June 30, 2006 from the preliminary purchase price allocation is to decrease operating capital assets by $789 million, decrease development projects by $266 million, increase investment and other assets by $116 million, increase goodwill by $529 million and decrease future income taxes by $410 million.

Summary of Earnings, Earnings Per Share, Cashflow and Financial Position

	Three Months Ended		Six Months Ended	
Results of Operations	**June 30, 2006**	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
	(US$ Millions, Except per Share Data)			
Revenues	**3,948**	2,052	**6,806**	3,946
Income generated by operating assets[1]	**1,241**	463	**1,980**	922
Net income	**728**	202	**1,190**	378
Net income per common share — basic	**$ 1.94**	$ 0.62	**$ 3.17**	$ 1.20
— diluted	**$ 1.91**	$ 0.61	**$ 3.12**	$ 1.19

Earnings Available to Common Shareholders	**June 30, 2006**	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
	(US$ Millions, Except per Share Information)			
Net income	**728**	202	**1,190**	378
Deduct				
Preferred share dividends	**6**	4	**12**	7
Income available to common shareholders — basic	**722**	198	**1,178**	371
Impact of convertible debentures	**2**	2	**4**	4
Income available to common shareholders — diluted	**724**	200	**1,182**	375
Basic weighted average number of shares — 000s	**372,750**	322,566	**372,243**	309,782
Diluted weighted average number of shares — 000s	**380,048**	329,262	**379,161**	316,552
Basic earnings per common share	**$ 1.94**	$ 0.62	**$ 3.17**	$ 1.20
Diluted earnings per common share	**$ 1.91**	$ 0.61	**$ 3.12**	$ 1.19

Cash Flow	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(US$ Millions)			
Cash flow from operations	**694**	354	**1,040**	739
Capital Investments				
Investment in growth projects	**136**	109	**234**	171
Sustaining capital expenditures	**79**	53	**137**	101
Total Capital Investments	**215**	162	**371**	272

Financial Position — as at	June 30, 2006	Dec. 31, 2005
	(US$ Millions)	
Cash and cash equivalents	**661**	886
Operating capital assets	**5,909**	6,803
Development projects	**1,836**	1,707
Total assets	**13,227**	12,418
Long-term debt	**2,516**	2,598
Preferred share liabilities	**132**	876
Shareholders' equity	**6,173**	5,031

(1) Please see the detailed definition provided under Supplemental Performance Measures below.

Supplemental Performance Measures

The Management Discussion and Analysis contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

Net-debt-to-capitalization ratio is calculated as follows:

		June 30, 2006	Dec. 31, 2005
		(US$ Millions)	
Long-term debt		**2,516**	2,598
Preferred share liabilities		**132**	876
Debt due within one year		**351**	353
Cash and cash equivalents		**(661)**	(886)
Net debt	(1)	**2,338**	2,941
Interests of other shareholders		**243**	54
Shareholders' equity		**6,173**	5,031
Stockholders' interests (equity)	(2)	**6,416**	5,085
Net debt plus capitalization	(3)=(1)+(2)	**8,754**	8,026
Net-debt-to-capitalization ratio	(1)/(3)	**26.7%**	36.6%

Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

Integrated cash cost or operating cash costs include all cash costs of operations and selling costs, net of processing credits and by-product credits, and are calculated below. Continuing costs

incurred during shutdowns or strikes are excluded. Integrated cash costs are furnished to provide additional information about the cash generating capabilities of the Company's business units and operations. Since this measure captures the key costs of operations and the impact of our processing credits and the prices of our by-products, it is a key performance measurement that management uses to evaluate our costs and operations. Integrated cash cost is not intended to be considered as an alternative to determining "mining, processing and refining costs" as determined under GAAP.

	Copper (Integrated)		Nickel (Mined)		Zinc (Mining)		Aluminum[1] (Integrated)	
	Q2-06	Q2-05	Q2-06	Q2-05	Q2-06	Q2-05	Q2-06	Q2-05
	(US$ Millions, Except as Noted)							
Mining, processing and refining costs, as reported	310	264	246	221	60	37	84	71
Non-mining costs					(27)	(14)		
By-product and processing credits	(385)	(258)	(90)	(59)	(29)	(12)	(30)	(20)
Processing fee on sale of concentrates	72	35	—	—	58	32	—	—
Purchases of raw materials	—	—	—	—	—	—	43	30
Other operating and non-cash costs	10	4	12	(3)	8	9	(2)	2
Cash costs — net	7	45	168	159	70	52	95	83
Production — (000s lbs.)[2]	233,863	217,932	45,220	45,598	127,894	134,038	143,965	136,322
Integrated cash cost per pound — $*	0.03	0.21	3.73	3.49	0.55	0.39	0.66	0.61

[1] Represents Primary operations only: Aluminum segment cost of operations reported for Q2-06 totals $161 million (Q2-05 $137 million), which includes foil processing and other costs of $77 million (Q2-05 — $66 million).

[2] Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

Integrated Operations

As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires mineral bearing material and concentrates from third parties to utilize this capacity and realize incremental treatment revenues. These treatment revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling, smelting and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. The flexibility of the processing facilities also enables the company to treat complex ores, concentrates and secondary feeds.

The price paid to suppliers of the custom feed materials varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

FINANCIAL RESULTS

Realized prices for the second quarter and six months year to date were as follows:

Realized Metal Prices (US$/lb.)	Three Months Ended June 30 2006	Three Months Ended June 30 2005	Y-O-Y Change	Six Months Ended June 30 2006	Six Months Ended June 30 2005	Y-O-Y Change
Copper	**3.39**	1.57	116%	**2.82**	**1.55**	82%
Nickel	**9.00**	7.64	18%	**7.89**	**7.34**	7%
Zinc	**1.55**	0.63	146%	**1.32**	**0.63**	110%
Aluminum	**1.25**	0.90	39%	**1.20**	**0.91**	32%
Lead	**0.57**	0.50	14%	**0.61**	**0.50**	22%

Second Quarter 2006

Revenues for the second quarter of 2006 were $3.95 billion, 93% higher than revenues of $2.05 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and higher copper and zinc sales volumes and increased revenue contribution from by-product molybdenum. Business unit revenues were 137% higher for copper, 20% higher for nickel, 192% higher for zinc and 35% higher for aluminum.

Operating expenses totaled $2.71 billion in the second quarter, compared to $1.59 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $825 million from $643 million in the second quarter of 2005 due to increased mined and refined copper production, higher refined zinc production, increased primary and rolled aluminum production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 11% to US$0.89 from US$0.80 during the second quarter of 2005.

The value of raw material feed purchases was $1,723 million, 116% higher than $799 million in 2005 due mostly to higher metal prices and increased custom feed processing at the Horne copper smelter and CCR copper refinery. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are generally hedged at the time of purchase.

Depreciation, amortization and accretion expense increased to $159 million from $147 million a year ago. Net interest expense increased to $45 million from $37 million in the second quarter of last year due to the redemption premium of $8 million paid to holders at the time of the early redemption of $750 million of junior preference shares in the second quarter of 2006. Minority interest in earnings of subsidiaries decreased to $3 million from $55 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $406 million from $133 million during the second quarter of 2005, due to the overall increase in profitability.

Income generated by operating assets for the second quarter was $1,241 million, 168% higher than $463 million in the second quarter of 2005. Income generated by operating assets increased 324% to $857 million in the copper business, increased 18% to $235 million in the nickel business, increased $126 million to $151 million in the zinc business and increased 109% to $73 million in the aluminum business.

Net income totaled $728 million, (basic earnings per share of $1.94; diluted of $1.91) for the second quarter 2006, 260% higher than net income of $202 million (basic earnings per share of $0.62; diluted of $0.61) in the same period of 2005. Higher net income reflects higher realized metal prices, increased copper, zinc and molybdenum sales and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $13.2 billion as at June 30, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects and higher working capital levels due to increased metals prices.

Minority interest increased from $54 million at the end of 2005 to $243 million as at June 30, 2006. The increase is attributable to consolidating the Koniambo Nickel joint venture that was formed

during the second quarter of 2006. Falconbridge owns 49% of the net assets of the joint venture and the minority interest represents the 51% of the net assets that are owned by our partner, SMSP.

First Half 2006

Revenues for the first six months of 2006 were $6.81 billion, 72% higher than revenues of $3.95 billion in the same period of 2005. The increase was mainly due to higher realized metal prices, increased copper, nickel and aluminum sales volumes and increased revenue contribution from by-product molybdenum credits. Business unit revenues were 111% higher for copper, 15% higher for nickel, 132% higher for zinc and 24% higher for aluminum.

Operating expenses totaled $4.83 billion in the first six months of 2006, compared to $3.02 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $1.57 billion from $1.24 billion in the first six months of 2005 due to increased mined and refined copper production, higher refined zinc production, increased primary and rolled aluminum production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 9% to US$0.88 from US$0.81 during the first six months of 2005.

The value of raw material feed purchases was $2.93 billion, or almost double the $1.52 billion recorded in the first half of 2005 due to higher metal prices and increased custom feed processing at the Horne smelter and CCR refinery. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

Depreciation, amortization and accretion expense increased to $328 million from $265 million a year ago, with the increase being primarily attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest. Net interest expense increased to $77 million from $65 million in the first half of last year due to the early redemption premium of $8 million paid to holders at the time of the redemption of $750 million of junior preference shares in the second quarter of 2006. Minority interest in earnings of subsidiaries decreased to $5 million from $149 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $628 million from $257 million during the first half of 2005, due to the overall increase in profitability.

Income generated by operating assets for the first six months of 2006 was $1.98 billion, 115% higher than $922 million in the first half of 2005. Income generated by operating assets increased 211% to $1,346 million in the copper business, decreased 3% to $383 million in the nickel business, increased from $31 million to $215 million in the zinc business and increased 71% to $120 million in the aluminum business.

Net income totaled $1.190 billion, (basic earnings per share of $3.17; diluted of $3.12) for the first six months 2006, 215% higher than net income of $378 million (basic earnings per share of $1.20; diluted of $1.19) in the same period of 2005. Higher net income reflects higher realized metal and by-product prices, and higher treatment and refining charges received at copper smelters and refineries.

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended							
	June 30,		March 31,		December 31,		September 30,	
	2006	2005	2006	2005	2005	2004	2005	2004
	(US$ Millions, Except per Share Data)							
Revenues	3,948	2,052	2,858	1,894	2,165	1,867	2,006	1,662
Net Income	728	202	462	176	280	143	214	118
Basic net income per share	$ 1.94	$ 0.62	$ 1.23	$ 0.58	$ 0.75	$ 0.47	$ 0.57	$ 0.39
Diluted net income per share	$ 1.91	$ 0.61	$ 1.21	$ 0.57	$ 0.74	$ 0.47	$ 0.56	$ 0.38

CORPORATE DEVELOPMENTS

Inco Offer for Falconbridge

On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. On May 13, 2006, Inco announced an improved offer that when subject to proration would provide Falconbridge shareholders with Cdn$12.50 in cash and 0.524 of an Inco share.

Following the Phelps Dodge Corporation offer to acquire Inco Limited that was announced on June 26, 2006 (see details below) Inco subsequently revised its offer on June 26, 2006 to Cdn$17.50 and 0.55676 Inco shares on the pro-rated basis and again on July 16 to Cdn$18.50 and 0.55676 Inco shares on the pro-rated basis. The Inco offer remains open for acceptance to July 27, 2006. In accordance with the revised support agreement, the Company will be required to provide for a payment of up to $450 million to Inco in the event that the acquisition is not completed for certain reasons.

Inco has obtained regulatory clearances from the Canadian Competition Bureau and U.S. Department of Justice and subsequent to the end of the quarter, Inco received regulatory clearance from the E.U. competition authorities. There are no further regulatory clearances required by the Inco offer. The regulatory clearance agreements reached with the U.S. Department of Justice and the European Commission determined that the proposed remedy was acceptable to allow the proposed Inco and Falconbridge transaction to proceed. The remedy consists of the sale of the Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that procure third-party feed materials and market and sell the refined products to LionOre Mining International Ltd. The sale would include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The sale of the Nikkelverk refinery and the Falconbridge marketing and custom feed organizations is conditional upon the completion of the Inco and Falconbridge combination.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

Phelps Dodge Offer for Inco

On June 26, 2006, Phelps Dodge Corporation ("Phelps Dodge") announced in conjunction with Inco and Falconbridge that the three companies have agreed to combine in a transaction that would create one of the world's largest mining companies. The new company would be named Phelps Dodge Inco Corporation and would be headquartered in Phoenix, Arizona, with the nickel, zinc and aluminum division to be headquartered in Toronto. The Phelps Dodge transaction offers to acquire all of the outstanding common shares of Inco for a combination of cash and shares. Each Inco shareholder would receive 0.672 Phelps Dodge shares and Cdn$17.50 in cash for each Inco common share on a pro-rated basis. Phelps Dodge subsequently revised its offer on July 16 to Cdn$20.25 and 0.672 Phelps Dodge shares on a prorated basis.

The Phelps Dodge offer to Inco shareholders would also be available to all Falconbridge common shareholders, upon the successful take up of Falconbridge shares by Inco under the terms of the separate Inco offer to Falconbridge common shareholders, for any Inco common shares received pursuant to the offer. Phelps Dodge supports Inco's offer for Falconbridge, but the Phelps Dodge transaction with Inco is not conditioned upon the completion of the Inco and Falconbridge combination.

Statements regarding the combination of Falconbridge and Inco and Inco and Phelps Dodge are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

Xstrata Offer

On May 18, 2006, Xstrata plc made its offer to purchase for cash all of the outstanding common shares of Falconbridge at an offered price of Cdn$52.50 per share. On July 11, 2006, Xstrata announced its intention to increase its all cash offer price to Cdn$59.00 per share. On July 21, 2006,

Xstrata increased its offer for Falconbridge to C$62.50 per common share in cash and waived the minimum tender condition. The revised Xstrata offer will expire on August 14, 2006 and is subject to approval from Xstrata shareholders.

Statements regarding the combination of Falconbridge and Xstrata are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

Declaration of Special Dividend

On July 16, 2006, Falconbridge declared a special dividend of Cdn$0.75 per common share payable on August 10, 2006 to shareholders on record at the close of business on July 26, 2006. The special dividend will be paid regardless of the outcome of the offers to acquire the common shares of the Company.

Redemption of Junior Preference Shares

On April 26, 2006, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, based upon shareholders of record on March 22, 2006. Falconbridge utilized existing cash balances to fund the redemption.

On June 28, 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $250 million utilizing internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

Falconbridge Offer to Acquire Outstanding Novicourt Inc. Shares

On June 22, 2006, Falconbridge announced that it would offer to acquire by way of a takeover bid all of the outstanding common shares of its subsidiary Novicourt Inc. that it did not already own. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt. The offer is a cash offer of Cdn$2.30 per Novicourt common share. The offer circular was issued on June 26, 2006 and the offer is expected to close on August 9, 2006.

Statements regarding the purchase of Novicourt by Falconbridge are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

REVIEW OF OPERATIONS

Copper Business Unit

		Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production:	mined copper (MT)	107,500	101,700	6%	212,400	208,600	18%
	refined copper (MT)	144,500	124,700	16%	287,500	246,300	17%
	mined zinc (MT)	42,300	55,100	(23)%	79,900	102,700	(22)%
	refined zinc (MT)	40,000	35,600	12%	77,400	73,500	5%
Sales:	contained copper (MT)	247,000	205,900	20%	527,800	416,700	27%
	contained zinc (MT)	45,500	43,000	6%	86,900	99,100	(12)%
Revenues ($ millions)		2,479	1,044	137%	4,247	2,012	111%
Realized copper price ($/lb.)		3.39	1.57	116%	2.82	1.55	82%
Mining, processing and refining costs ($ millions)		310	264	17%	630	506	25%
Cash costs ($/lb. of copper)		0.03	0.21	(86)%	0.16	0.29	(45)%
Income from operating assets ($ millions)		857	202	324%	1,346	433	211%

Revenues

For the second quarter of 2006, copper business revenues increased 137% to $2.48 billion from $1.04 billion in the second quarter of 2005, reflecting higher realized copper and zinc prices and higher copper sales volumes. Copper sales volumes totaled 247,000 tonnes, up 20% from 205,900 tonnes reported in the same quarter in 2005. Mine concentrate sales were 23% higher at

53,300 tonnes, anode sales were 15% higher at 47,900 and cathode sales were 27% higher at 145,800 tonnes. Sales of by-product zinc volumes totaled 45,500 tonnes versus 43,000 tonnes during the second quarter of 2005. Higher zinc sales from the Kidd Creek refinery accounted for the increase. Antamina concentrate stocks at the end of the quarter were significantly higher than normal due to vessel shipping delays that deferred some June shipments into July.

During the quarter, copper revenues were higher as the realized copper price of $3.39 / lb. increased 116% compared to $1.57 / lb. realized in the same period in 2005. Also contributing to copper business revenues was significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines. Combined molybdenum concentrate sales were 77% higher at 1000 tonnes.

Costs

Total operating expenses for the copper business increased to $1,622 million from $842 million in the second quarter of 2005. Mining, processing and refining costs increased to $310 million from $264 million in the same period last year as a result of the impact of a weaker U.S. dollar, higher energy and supply costs, and increased smelter and refinery output. The value of purchased raw material feeds increased to $1,247 million from $510 million in the second quarter of 2005 due to the significant rise in copper prices and the increased custom materials throughput at the Horne smelter and CCR refinery. Depreciation decreased to $65 million from $68 million in the year earlier quarter. The operating cash cost of producing a pound of copper in the second quarter of 2006 decreased to $0.03 / lb. from $0.21 / lb. in the second quarter of 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets

Operating income for the copper business in the second quarter of 2006 more than quadrupled to $857 million from $202 million a year ago as a result of significantly higher revenues that were partially offset by higher costs. Operating income benefited from higher sales volumes and metals prices, higher treatment and refining charges and increased throughput at the Horne smelter and CCR refinery. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs and higher energy and supply costs.

Production

During the second quarter of 2006, copper mine production from Canadian and South American operations totaled 107,500 tonnes, an increase of 6% compared to 101,700 tonnes a year ago. While Antamina mined copper output was 800 tonnes lower, Collahuasi, Lomas Bayas and Kidd Creek mined copper production were all higher than the second quarter 2005. Collahuasi copper-in-concentrate production was 13% higher at 43,100 tonnes. Kidd Creek mined copper production was 14% higher at 11,300 tonnes.

By-product zinc-in-concentrate production was 23% lower at 42,300 tonnes versus 55,100 tonnes in the second quarter of 2005. Lower by-product zinc mine production was recorded at both Antamina and Kidd Creek due to lower zinc grades.

Offsetting 56% higher anode production at the Horne smelter was lower production at the Altonorte smelter and Kidd Creek smelters. Altonorte anode production was 14,000 tonnes lower than the second quarter of 2005 due mostly to lower concentrate grades. Total anode production was 146,300 tonnes versus 149,000 tonnes in the same quarter last year.

Refined copper production was 144,500 tonnes in the second quarter of 2006 versus 124,700 tonnes in the second quarter of 2005 due primarily to increased production at the CCR refinery. The CCR refinery cathode production increased to 94,100 tonnes during the second quarter from 67,200 tonnes in the same quarter a year ago, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes at CCR. Kidd Creek refined cathode production was 21% lower due to a scheduled six-week maintenance outage that occurred during the quarter.

Nickel Business Unit

		Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production:	mined nickel (MT)	**20,500**	20,700	(1)%	**40,000**	41,200	(3)%
	refined nickel (MT)	**27,100**	28,900	(6)%	**55,500**	56,800	(2)%
	mined copper (MT)	**8,100**	9,500	(15)%	**17,000**	18,100	(6)%
Sales:	contained nickel (MT)	**27,900**	28,700	(3)%	**57,500**	56,500	2%
	refined copper (MT)	**10,300**	10,000	3%	**21,000**	18,800	12%
Revenues ($ millions)		**733**	610	20%	**1,314**	1,145	15%
Realized nickel price ($/lb.)		**9.00**	7.64	18%	**7.89**	7.34	7%
Realized ferronickel price ($/lb.)		**8.19**	7.55	8%	**7.39**	7.13	4%
Mining, processing and refining costs ($ millions)		**246**	221	11%	**460**	391	18%
Cash costs ($/lb. of nickel) — INO		**2.83**	3.07	(8)%	**2.71**	2.83	(4)%
Cash costs ($/lb. of nickel) — Falcondo		**5.30**	4.19	26%	**5.07**	4.05	25%
Cash costs ($/lb. of nickel) — NBU		**3.73**	3.49	7%	**3.56**	3.25	10%
Income from operating assets ($ millions)		**235**	200	18%	**383**	394	(3)%

Revenues

For the second quarter of 2006, nickel business revenues of $733 million increased from $610 million in the second quarter of 2005. Nickel sales volumes decreased 3% to 27,900 tonnes from 28,700 tonnes in the second quarter of 2005. Total Nikkelverk refined copper sales were 3% higher from the second quarter of last year.

INO refined nickel sales of 20,100 tonnes decreased by 9% from 22,000 tonnes in the same quarter last year due to decreased production at the Nikkelverk refinery. At Falcondo, ferronickel sales volumes increased by 18% to 7,900 tonnes from 6,700 tonnes in the second quarter of 2005, which reflects a depletion of the inventory build-up that resulted from stainless steel market destocking which occurred in the second half of 2005. Cobalt sales of 931 tonnes in the quarter decreased 20% from the same quarter in 2005. Precious metals revenues increased by $9 million in the second quarter of 2006 compared to the same period in 2005. Realized nickel prices of $9.00/lb. increased by 18% in the quarter compared with $7.64/lb. in the corresponding period in 2005.

Realized ferronickel prices of $8.19/lb. increased by 8% from $7.55/lb. in the second quarter of 2005. Realized cobalt prices of $14.21/lb. decreased by 8% in the quarter, compared with $15.48/lb. in the same period in 2005.

Costs

Total operating expenses increased to $498 million from $410 million in the second quarter of 2005. Mining, processing and refining costs increased to $246 million from $221 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations and increases in energy prices. The value of purchased raw material feeds increased to $209 million from $145 million in the second quarter of 2005 due to increased purchased material volumes and higher payable nickel and copper prices.

The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.73 in the second quarter of 2006 compared with $3.49 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines during the second quarter was $2.83, a decrease of $0.24 or 8% from the same quarter in 2005. The decrease in unit costs was the result of higher by-product credits due to increases in by-product metal prices which offset the impact of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. At Falcondo, the operating cash cost per pound of ferronickel during the quarter was $5.30 in 2006 compared with $4.19 in 2005. The increase in Falcondo costs was largely due to the increase in the oil price, as average oil costs rose from $46.98 per barrel in

2005 to $60.62 per barrel during the second quarter of 2006. Oil is the source of fuel for the electricity plant operated on site at Falcondo and represented 74% of total operating costs during the second quarter of 2006.

Income generated by operating assets

Second quarter operating income for the nickel business totaled $235 million, compared to $200 million in the second quarter of 2005. The $35 million increase was mainly due to the impact of higher metal prices which offset increases in the costs of operations, including higher energy costs, the higher value of purchased raw materials and the impact of lower nickel and cobalt sales volumes. Depreciation charges decreased 2% to $43 million from second quarter last year.

Production

Total refined nickel production decreased 6% to 27,100 tonnes during the quarter versus 28,900 tonnes during the same period in 2005. Total mined nickel production was 1% lower at 20,500 tonnes.

Sudbury mines production was 4,300 tonnes of nickel and 5,200 tonnes of copper during the second quarter of 2006, compared with 5,600 tonnes of nickel and 7,000 tonnes of copper in the second quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower ore grades. At Raglan, nickel-in-concentrate production in the quarter was 6,100 tonnes and copper-in-concentrate production was 1,500 tonnes, compared with 5,200 tonnes of nickel and 1,400 tonnes of copper in the same period of 2005. The increase in Raglan production was due to higher mill throughput, which was partially offset by the impact of lower ore grades. The Montcalm mine produced 2,600 tonnes of nickel-in-concentrate and 1,300 tonnes of copper-in-concentrate compared to 2,200 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

At the Sudbury smelter, nickel-in-matte production in the second quarter of 2006 decreased to 13,600 tonnes from 15,500 tonnes in the same period of 2005, as a result of the treatment of lower mine concentrate tonnages and lower feed grades. The Sudbury smelter completed a three week vacation shutdown in the first part of July 2006.

At the Nikkelverk refinery, refined nickel production was 19,600 tonnes in the second quarter of 2006, compared with 21,200 tonnes in the same period in 2005. Refined copper production at Nikkelverk totaled 10,300 tonnes compared to 9,700 tonnes in the same period in 2005. The Falcondo ferronickel refinery produced 7,500 tonnes of nickel in ferronickel, compared with 7,700 tonnes in the second quarter of 2005.

Zinc Business Unit

		Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production:	mined zinc (MT)	**69,000**	72,000	(4)%	**133,900**	139,100	(4)%
	refined zinc (MT)[1]	**17,300**	17,200	1%	**32,700**	33,900	(4)%
	mined lead (MT)	**19,300**	20,400	(5)%	**38,300**	39,300	(3)%
	refined lead (MT)	**20,000**	22,900	(13)%	**42,400**	44,500	(5)%
Sales:	contained zinc (MT)[2]	**110,500**	90,700	22%	**178,900**	185,500	(4)%
	contained lead (MT)	**26,000**	26,000	—	**55,700**	52,400	6%
Revenues ($ millions)		**371**	127	192%	**570**	246	132%
Realized zinc price ($/lb.)		**1.55**	0.63	146%	**1.32**	0.63	110%
Mining, processing and refining costs ($ millions)		**60**	37	62%	**112**	87	29%
Cash costs ($/lb. of zinc)		**0.55**	0.39	41%	**0.48**	0.39	23%
Income from operating assets ($ millions)		**151**	25	504%	**215**	31	594%

(1) 25% of the Noranda Income Fund CEZ refinery zinc production

(2) Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues

Zinc business revenues increased to $371 million, an increase of 192% compared to the $127 million recorded during the second quarter of 2005. The increased revenue was due to higher zinc concentrate sales volumes and higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the second quarter was $1.55/lb., an increase of 146% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the second quarter was $0.57/lb., versus $0.50/lb. in the same period last year. Silver LME prices increased to $12.29 per ounce from $7.15 per ounce in the same quarter a year ago.

In the second quarter of 2006, sales volumes of zinc-in-concentrates increased 22% to 110,500 tonnes from 90,700 tonnes in the second quarter of 2005. Higher zinc sales volumes reflect the draw-down of inventory that was built up during the first quarter for shipment to the Noranda Income Fund. Second quarter 2006 lead metal and concentrate sales was unchanged from the second quarter of 2005 at 26,000 tonnes.

Costs

Mining, processing and refining costs increased to $60 million from $37 million in the same period last year, while the value of purchased raw materials increased to $147 million from $57 million in the second quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.55 in the second quarter of 2006 from $0.39 for the same period in 2005 due to a stronger Canadian dollar, higher smelting charges due to higher price participation and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Income generated by operating assets

The second quarter 2006 operating income of the zinc business was $151 million, compared with $25 million for the second quarter of 2005. The $126 million improvement resulted from the higher metal prices and increased sales of zinc concentrates.

Production

Contained zinc production was 69,000 tonnes in the second quarter of 2006, compared to 72,000 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,600 tonnes during the second quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

Lead metal production at the Brunswick smelter was 20,000 tonnes in the second quarter of 2006 compared to 22,900 tonnes in the same period in 2005 primarily due to lower lead grades at the Brunswick mine.

Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,300 tonnes, versus 17,200 tonnes during the second quarter of 2005.

Aluminum Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production: primary (MT)	**63,400**	61,700	3%	**125,700**	123,100	2%
Sales: primary (MT)	**57,600**	57,300	1%	**114,000**	113,900	—
Shipments: fabricated (MT)	**48,700**	43,500	12%	**95,100**	89,200	7%
Revenues ($ millions)	**366**	272	35%	**676**	543	24%
Realized aluminum price ($/lb.)	**1.25**	0.90	39%	**1.20**	0.91	32%
Mining, processing and refining costs ($ millions)	**161**	137	18%	**317**	276	15%
Cash costs ($/lb. of aluminum)	**0.66**	0.61	8%	**0.67**	0.61	10%
Income from operating assets ($ millions)	**73**	35	109%	**120**	70	71%

Revenues

Aluminum business revenues increased to $366 million, 35% higher than the $272 million recorded during the second quarter of 2005. Third-party sales of primary aluminum were essentially the same at 57,600 tonnes, compared to 57,300 tonnes during the second quarter of 2005. Second quarter rolled products sales volumes increased by 12% to 48,700 tonnes compared to 43,500 tonnes the same period a year ago. The realized primary aluminum price for the quarter increased 39% to $1.25/lb. versus $0.90/lb. in the same period in 2005.

Third-party sales of St. Ann bauxite was 3% higher at 250,200 tonnes and third-party sales of Gramercy alumina was 3% lower at 87,300 tonnes during the second quarter.

Costs

Total aluminum business operating expenses increased 24% to $293 million compared to $237 million during the second quarter of 2005. Mining, processing and refining costs increased to $161 million from $137 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract effective June 1, 2005. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $120 million in the second quarter 2006 compared to $89 million the same period last year, due to increased aluminum prices.

The net operating cash cost per pound of primary aluminum metal production was $0.66/lb. in the second quarter of 2006, an increase from $0.61/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 10% higher in the second quarter of 2006, compared with the same period in 2005, resulting primarily from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

Second quarter 2006 operating income for the aluminum business was $73 million compared with $35 million for the second quarter of 2005. The $38 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

In the second quarter of 2006, primary aluminum production was 3% higher at 63,400 tonnes, compared to 61,700 tonnes in the same period in 2005. For the rolled products operations, shipments were 12% higher at 48,700 tonnes compared with 43,500 tonnes for the second quarter of 2005. Falconbridge's share of St. Ann bauxite production was 628,500 tonnes during the quarter versus 478,300 tonnes in the same quarter last year. The Company's share of Gramercy alumina production was 151,900 tonnes versus 148,700 tonnes during second quarter 2005.

PRODUCTION FORECAST

Production		2006 Current Forecast (tonnes)	2006 Previous Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined	**460,000**	475,000	462,000
	Refined	**640,000**	635,000	544,000
Nickel:	Mined	**80,000**	82,000	80,000
	Refined	**110,000**	115,000	114,000
Zinc:	Mined	**460,000**	460,000	454,000
	Refined[1]	**210,000**	210,000	182,000
Aluminum	Primary	**250,000**	250,000	246,000
	Fabricated	**195,000**	195,000	178,000

[1] Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Forecast mined copper production for 2006 has been revised downwards by 15,000 tonnes in order to take account of lost production at Collahuasi that resulted from repairs required to one of the mill motors and the primary conveyor. The refined copper production forecast has been revised upwards by 5,000 tonnes as increased materials throughput at the Horne smelter and CCR refinery are exceeding expectations.

Forecast mined nickel production has been revised downward as a result of lower head grades at the Sudbury mines. Refined nickel production has been revised downwards due to the forecast lower production from the Sudbury mines as well as due to reduced custom feed throughput at the Nikkelverk refinery.

LABOUR AGREEMENTS

During the quarter, labour agreements were renewed at the Brunswick Mine, Brunswick Smelter, Raglan Mine and Lomas Bayas. Negotiations at the Bulk Handling Operations in New Brunswick, General Smelting in Quebec, and Nikkelverk in Norway are ongoing.

In the third quarter of 2006, the Antamina collective agreement is up for renewal and negotiations began in the second quarter. In the fourth quarter of 2006, the Norandal (Salisbury) and Altonorte agreements are due for renewal on November 20 and December 12, respectively.

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi, Chile

Following the start-up of the mill expansion, the focus of management has been on the continued optimization of the current facilities with the objective of expanding the sulphide concentrator throughput (150,000 to 180,000 tonnes per day). Several areas where bottlenecks exist have been identified and various initiatives are being implemented to eliminate the bottlenecks.

Work is also continuing on evaluation of the Rosario West resource and optimum development plan for exploitation of the resource.

Antamina, Peru

Engineering studies for the addition of a pebble crushing circuit continued. The addition of the circuit would increase the overall grinding capacity and concentrate production.

Studies are also underway on extension of the mine life by exploitation of additional ore bodies.

Lomas Bayas Expansion, Chile

Plans for optimizing output from the existing Lomas Bayas mine have been completed and work is progressing on the preparation of the feasibility study to increase output from the existing orebody.

Subsequent to the end of the quarter, Falconbridge made the final US$15 million payment required under the original purchase agreement to secure the adjacent Fortuna de Cobre property. Work is progressing on the study of expanding operations at Lomas Bayas into the adjacent Fortuna de Cobre deposit. A prefeasibility study for the expansion into the Fortuna de Cobre deposit is expected to be completed later this year.

El Pachón, Argentina

During the second quarter, an engineering contractor was selected to prepare the pre-feasibility study for the project. Work commenced on the study during May and is expected to be completed at the end of 2007. Preparations were underway for a geological and geotechnical drilling program to commence later this year during the fourth quarter. Development of relations with communities in the areas of the project were advanced during the quarter.

El Morro, Chile

The summer drilling program was completed during May and work is in progress on analysis of the core sample results. Work has started on driving an exploration tunnel to obtain bulk samples for future test programs. The development of the pre-feasibility study for the project is continuing.

Kidd Mine D Project, Canada

Work on the shaft bottom and lateral development was completed in the second quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

Nickel Projects

Raglan Mine Optimization, Canada

The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated on mining aspects. To facilitate this program, the accommodation complex requires expansion. The phased program is expected to be completed late in 2008.

Nickel Rim, Canada

Vent shaft sinking, which began in February 2005, is now at 1,332 metres, and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 965 metres. Underground horizontal development on the 1280 level continues ahead of schedule. The definition phase of the project is on schedule for completion in 2008 with production ramp up in 2009.

Koniambo, New Caledonia

Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP (the development arm of the North Province of New Caledonia). The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel will produce 60,000 tonnes of nickel with start-up expected in 2009/2010.

Kabanga, Tanzania

The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. By mutual agreement of the joint venture partners, the companies continued to upgrade the resource to measured and indicated categories to support the work plan. Systematic exploration of the under-explored Kabanga licence continues and select regional targets are being evaluated. Engineering

studies are limited in this phase and concentrate primarily on a geotechnical and hydrology program, metallurgical testing and baseline environmental, health and safety studies.

Upon completion of the initial US$49.5 million in expenditures on this project, Falconbridge has an opportunity to determine if it wishes to continue to the next phase of this project.

Zinc Projects

Perseverance, Canada

The feasibility study has been completed on this zinc and copper project located in northern Quebec. A decision to proceed is currently under consideration with a decision expected later this year.

EXPLORATION UPDATE

Raglan

The 2006 exploration program is in progress, employing six diamond drills. To date, two new lenses have been discovered at Zone 5-8, located approximately 4 kilometres east of the concentrator. Hole 714-3, one of the better holes, intersected 25.1 metres of 4.77% nickel and 1.27% copper at a depth of 620 metres.

Brazil

Exploration of the Araguaia nickel laterite properties continues with the objective of having the Serra do Tapa and Vale dos Sonhos mineral deposits enter the Corporation's project development Stage Gate process if merited during the fourth quarter of this year.

MARKET REVIEW

Copper

The LME cash copper price ranged from a low of $2.52/lb. to a high of $3.98/lb. to average $3.27/lb. during the second quarter of 2006. This compares favorably against an average of $2.24/lb. during the first quarter of 2006. LME stocks decreased 27,175 tonnes during the second quarter, ending at 93,500 tonnes. June's decrease of approximately 17,500 tonnes represents the largest monthly withdrawal from the LME warehouses since November 2004. Decreased stocks in LME warehouses however were offset by a 28,612 tonnes increase in Shanghai exchange stocks.

North American cathode demand remained strong during the quarter. Delays in copper vessel arrivals from Chile, combined with supply disruptions in Mexico and at Asarco, provided support to North American premiums. U.S. spot metal premiums increased to US$0.065-$0.075/lb. In Europe, cathode availability eased in the second quarter with premiums moving to US$135-145/mt. Cathode availability in Asia remains well supplied.

The global supply of copper concentrate continued to be adversely affected in the second quarter. Year to date, approximately 272,000 tonnes of copper in concentrate has been lost as a result of operational, political and labor problems and issues. The potential for further declines in mine supply persist as several large mines are subject to labor contract renewals during the third quarter. Constrained mine supply compared to a growing demand for concentrates at Asian smelters should lead to a deficit in the mine balance by the end of 2006 and throughout 2007.

Chinese year-over-year apparent cathode consumption growth remains low at less than 5%, but is somewhat distorted by ongoing Chinese SRB internal sales and exports thus reducing net import figures. Chinese net imports of copper cathodes and scrap are substantially below comparable 2005 levels in the first five months of the year due to high prices, increased supply of domestic cathodes and general destocking.

A global copper market deficit of 102,000 tonnes is forecast for 2006. Above trend copper prices are expected to persist as positive fundamentals and fund involvement support a favorable market environment.

Nickel

After trading just below the $7.00/lb. in the first quarter, the LME cash nickel price climbed to a high of $10.48/lb. by the end of May. A correction of the base metals complex mid-May saw the nickel price move lower to $8.62/lb. Underlying fundamentals were not a factor in the correction, and strong demand for base metals lead to a resumption of nickel price increases. Nickel prices recently reached a record high of over $13.00/lb. in mid-July. The LME average nickel cash price for the second quarter of 2006 was $9.04/lb. compared to $7.44 in the second quarter of 2005

The nickel market can be characterized by significant tightness of nickel availability with a number of the major producers sold out at a time of strong demand. This can be seen from the steady decline in LME nickel inventories, which have been in a trend of steady drawdown. During the second quarter, LME inventories dropped 22,000 tonnes to end at the critically low level of 9,990 tonnes. Similarly, rising premia (melting grade) in the U.S. (up 30%), Europe (up 31%) and Japan (up 100+%) reflect the tightness of material availability.

Strong stainless steel demand continued into the second quarter in all market areas. Indications are that this strong demand will carry into the third quarter. Order books at stainless steel mills are strong, currently booked past the third quarter. Mills are planning to either operate through the summer, or hold shorter shutdowns. Stainless steel inventories are at low levels globally. As a result of the sustained strong demand for stainless steel and the low level of inventories at service centres, the forecast of stainless steel production has been raised to 26,535,000 tonnes, an increase of 8.5% over last year.

The non-stainless steel sectors such as foundry and nickel alloys continue to report very good business, especially from the aerospace, oil and gas, and power generation industries. In addition to the strong demand from the stainless steel, nickel alloy and foundry sectors, a shortage of stainless steel scrap has lead to greater demand for primary nickel, which is now expected to show consumption growth of 8.4% for 2006.

On the supply side, a number of disruptions were announced in the second quarter. In Indonesia, both Aneka Tambang and PT Inco have announced lower production due to difficulties at their operations. Similarly, Minara's Murrin Murrin operation in Australia is forecast to fall short of their original 2006 target of 36,000 tonnes. This has now been lowered by 2,000 tonnes. Total year to date nickel production losses have been around 14,000 -20,000 tonnes. The current outlook for the nickel market in 2006 is for a deficit of 22,000 tonnes.

Zinc

LME prices were highly volatile in the second quarter, as the outlook for a substantial 2006 zinc supply deficit was offset by concerns for global economic growth. Zinc LME cash prices peaked at an all-time high of $1.81/lb in May, and fell to $1.33/lb by late-June. LME prices in July have recovered to the $1.55 level. The average for the quarter was $1.49/lb, compared to $0.58/lb in the second quarter of 2005. LME stocks dropped 65,675 tonnes during the quarter to 214,925 tonnes. LME stocks have dropped a total of 178,625 tonnes year-to-date.

Global zinc mine production is forecast to increase by over 6% in 2006 as miners in China respond to high price levels while the Western World maintains existing production levels. Global mine supply will continue to fall short of zinc metal consumption needs, resulting in ongoing drawdowns in available stocks.

Metal consumption is forecast to grow by 5.5% this year, on strong industrial growth in China, assisted by a recovery in steel demand in the USA, Europe and Japan. Order books at galvanized steel mills are strong, currently booked to the end of the third quarter. The non-galvanized steel sectors such as brass, alloys and battery powders continued to report good business volumes.

On balance, a metal deficit of almost 400,000 tonnes is expected for 2006, providing underlying support to zinc prices and premiums. North American spot zinc metal premiums strengthened from $0.08/lb. to $0.10/lb. at the end of the quarter. European premiums experienced a similar increase.

Aluminum

The LME aluminum cash price reached an 18-year high of $1.49/lb during the second quarter, but retreated to $1.16/lb by the end of June. The LME aluminum average cash price during the quarter

was $1.19/lb, an increase of $0.12/lb over the first quarter of 2006 and $0.38/lb increase from the second quarter of 2005. Regional delivery premiums also strengthened during the second quarter of 2006 to stand at $0.06/lb by the end of June for delivery to the U.S. Midwest.

LME and COMEX aluminum warehouse stocks fell during the second quarter by a combined 39,500 tonnes to stand at 797,900 tonnes at the close of the quarter. However IAI stocks climbed 60,000 tonnes through May's report to stand at 1,650,000 tonnes. Combined reported stocks are up 20,400 tonnes during the quarter, but are down 57,000 tonnes for the year.

Aluminum demand has been strong from major consuming regions as evidenced by rising delivery premiums for shipments to Japan, Europe, and the U.S. According to the U.S. Aluminum Association, combined aluminum ingot and mill product shipments for January through May of 2006 are up approximately 90,000 tonnes over the same period in 2005. Additionally, China's rapid consumption growth continues to reduce its internal supply/demand imbalance with an 11% year-over-year decrease in net exports of aluminum ingot, semi-fabricated aluminum products, and finished aluminum products for the period January through May of 2006.

Aluminum foil shipments through May 2006 are up 6.2% over the prior year, according to the U.S. Aluminum Association. High U.S. mill operating rates and protective import duties are expected to maintain tightness in the foil markets. Additionally, new federal air conditioner efficiency standards are expected to increase annual demand for aluminum finstock by approximately 45,000 tonnes during the coming years.

SELECTED FINANCIAL INFORMATION

Liquidity and Capital Initiatives

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

The Company's committed bank facilities currently total $780 million and expire in 2010, or 90 days following a change of control. At June 30, 2006, these lines were essentially undrawn.

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $1,002 million during the second quarter of 2006. Non-cash working capital increased by $308 million during the quarter due to higher accounts receivable and inventory values resulting from higher metal prices. Total liquidity remains strong, with approximately $1.4 billion of cash and undrawn lines at June 30, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 26.7% at the end of the quarter, a reduction from 36.6% at the end of 2005.

On April 26, 2006, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, from shareholders of record on March 22, 2006. On June 28, 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $250 million. The Junior Preference Shares were redeemed utilizing internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $234 million during the second quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects

and approximately $435 million in new copper and nickel investments. The major components of the *capital investment* program are shown in the following table:

Metal	Growth Project	2006 F	2005
Copper	Copper development projects (El Morro, El Pachon, Lomas Bayas)	$ 60	$ 4
	Kidd Creek Mine extension	$ 80	$114
Nickel	Koniambo	$180	$ 96
	Nickel Rim South	$ 75	$ 74
	Nickel development projects (Kabanga, Raglan)	$ 40	$ 61
Sustaining capital and other		$315	$388
Total capital investments		$750	$737

(F=Forecast)

Significant Future Obligations

Significant future obligations of Falconbridge and its partially-owned subsidiaries, excluding employee future benefit obligations, are summarized as follows:

	Total Q2, 2006	July-Dec. 2006	2007	2008	2009	2010	Thereafter
			(US$ Millions)				
Convertible Debentures and Other Loans	140	8	109	23	—	—	—
Senior Debentures	2,351	250	—	157	—	—	1,944
Preferred Share Liabilities[1]	132	—	—	132	—	—	—
	2,623	258	109	312	—	—	1,944
Debt of Partially-Owned	360	43	85	70	59	51	52
Capital Leases	16	1	5	1	1	1	7
Operating Leases and Purchase Commitment	142	73	18	13	9	8	21
Total	3,141	375	217	396	69	60	2,024

[1] May be redeemed for *common shares*

Off-Balance-Sheet Arrangements

Falconbridge does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Revenue Recognition

Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, *when the rights and obligations* of ownership pass to the buyer.

Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. The Company records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues. As at June 30, 2006, there was $692 million in revenues that was awaiting final pricing, primarily related to 87,000 tonnes of payable copper in concentrate.

Transactions with Related Parties

Related party transactions for the second quarter of 2006 and 2005 are summarized as follows:

Three months ended June 30, 2006 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	110	17	—	159	—
Noranda Income Fund	Trading activity	—	2	23	1	19
Antamina	Trading activity	—	—	143	—	46
Gramercy	Trading Activity	—	—	33	—	12
Collahuasi	Trading Activity	—	—	109	—	64

Three months ended June 30, 2005 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables	Cash and Cash Equivalents
Noranda Income Fund	Processing & administration agreement	39	16	—	23	—	
Noranda Income Fund	Trading activity	—	1	8	1	9	
Antamina	Trading activity	—	—	52	—	33	
Gramercy	Trading activity	—	—	16	—	7	
Other Affiliates	Power supply contract & short term investments	—	—	21	—	—	22
Collahuasi	Trading activity	—	—	20	—	18	

Financial Instruments and Other Instruments

Falconbridge uses financial and other instruments in the following instances:

Foreign Currency Exposure

Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge may hedge up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. As at June 30, 2006, there were no significant outstanding foreign exchange contracts to hedge Canadian denominated costs.

Falconbridge may enter into options, futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity Price Exposure

Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair

values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest Rate Management

Falconbridge may enter into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions as at June 30, 2006 is tabled below.

Interest Rate Swaps (Notional Principal Amount in $ Millions)	Total
Maturity (2006)	325
Maturity (2008)[1]	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value[2]	12

[1] Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at June 30, 2006 was $51 million of which $46 million related to the currency component of the swap and $5 million related to the interest component.

[2] Includes the fair value of $46 million related to the currency component of the cross currency interest rate swap discussed in Note 1 above.

Counterparty Risk

Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national credit rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet its obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

OTHER

Suspension of Dividend Re-Investment Plan

The Corporation has suspended its Dividend Re-Investment Plan as under the terms of the Support Agreement between Inco and Falconbridge the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). Common shareholders will continue to receive their dividends in cash.

Shareholder Rights Plan

On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The rights plan will not prevent an offer made to all shareholders for all of their shares. Under an order issued by Ontario Securities Commission on June 30, 2006, the shareholder rights plan shall cease to have effect on the earlier of (i) the date Xstrata plc takes up under its outstanding offer over fifty per cent of the outstanding Falconbridge common shares that it does not already own, and (ii) July 28, 2006.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at July 21, 2006)

Name of Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares[1]	FAL	376,150,148
Common Share Options Outstanding[2] (vested and unvested)		5,644,391
Convertible Debentures[3] — converted into common shares		867,912
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,822
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000

[1] Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbol FAL. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.U.

[2] Falconbridge common share options are convertible into common shares of the Company at the rate of one common share for each common share option outstanding.

[3] Convertible debentures are convertible at the holder's option into common shares of the Company at a conversion price of Cdn$27.55 per common share. The company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company. Currently the Company has Cdn$23,911,000 of convertible debentures outstanding. This amount converted into common shares at the specified conversion rate would be the equivalent of 867,912 common shares.

Declared Dividends

The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares — regular dividend	FAL	Cdn$0.12	August 31, 2006	September 15, 2006
Common Shares — special dividend	FAL	Cdn$0.75	July 26, 2006	August 10, 2006
Preferred Shares, Series 1	N/A	Cdn$0.02	August 15, 2006	September 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate Floating rate Floating rate	August 31, 2006 September 29, 2006 October 31, 2006	September 12, 2006 October 12, 2006 November 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	August 15, 2006	September 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate Floating rate Floating rate	August 31, 2006 September 29, 2006 October 31, 2006	September 12, 2006 October 12, 2006 November 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	October 15, 2006	November 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	September 15, 2006	September 29, 2006

Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Note: *All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.*

FORWARD-LOOKING INFORMATION

Certain statements contained in this Management Discussion and Analysis are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) the arrangement transaction agreed to between Phelps Dodge and Inco pursuant to which Phelps Dodge will acquire Inco and the benefits of such a combination, (iv) Xstrata's offer to acquire all of the common shares of Falconbridge Limited (v) our future financial requirements and funding of those requirements, (vi) our expectations with respect to our development projects, (vii) our production forecast for 2006 and (viii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of Falconbridge's common shares and the Phelps Dodge and Inco transaction, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the quantum and availability of pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; divestitures required by regulatory agencies completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco and with those of Phelps Dodge; the timely completion of the steps required to be taken for the eventual combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Management Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge, the combination of Inco and Falconbridge or the combination of Inco, Falconbridge and Phelps Dodge, or the Xstrata offer for Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

PART XIV — DIRECTORS OF THE GUARANTOR

A list of the members of the Board is set forth in the table below.

Directors:

Name	Age	Position
Willy Strothotte†	62	Chairman
Mick Davis	48	Chief Executive
Trevor Reid	45	Chief Financial Officer
Santiago Zaldumbide	64	Executive Director, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc
Ivan Glasenberg†	49	Non-executive Director
Paul Hazen	64	Non-executive Director
Robert MacDonnell	69	Non-executive Director
Sir Steve Robson CB	63	Non-executive Director
David Rough	55	Non-executive Director
Dr. Frederik Roux	59	Non-executive Director
Ian Strachan	63	Non-executive Director

Secretary:

Richard Elliston

(†) Glencore International Nominee: see Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore" of these Listing Particulars

The business address for the Directors is c/o Bahnhofstrasse 2, P.O. Box 102, 6301 Zug, Switzerland.

Willy Strothotte, aged 62, is Chairman of Glencore International. From 1961 to 1978 Mr. Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr. Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr. Strothotte was appointed Chief Executive Officer of Glencore International in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001, when the roles of Chairman and Chief Executive were split. Mr. Strothotte has been Chairman of Xstrata AG since 1994, and Chairman of the Guarantor since February 2002, and is currently a director of Century Aluminum Corporation and Minara Resources Limited.

Mick Davis, aged 48, is the Chief Executive of the Guarantor. Mr. Davis was appointed as Chief Executive of Xstrata AG in October 2001, and was appointed to the Board of the Guarantor in February 2002. Previously, Mr. Davis was Chief Financial Officer and an executive director of Billiton Plc, appointed in July 1997, and served as Executive Chairman of Ingwe Coal Corporation Limited from 1995. He joined Gencor Limited in early 1994 from Eskom, the South African state-owned electricity utility, where he was an executive director.

Trevor Reid, aged 45, is the Chief Financial Officer of the Guarantor. Mr. Reid joined Xstrata AG in January 2002, and was appointed to the Board of the Guarantor in February 2002. Prior to joining the Guarantor, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

Santiago Zaldumbide, aged 64, is an Executive Director of the Guarantor, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc. Mr. Zaldumbide was appointed to the Board of the Guarantor in February 2002. He is a previous Chief Executive Officer and Director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr. Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and, in December 1997, Chairman and Chief Executive Officer of Asturiana de Zinc. Mr. Zaldumbide is also a member of the Supervisory Board of Air Products and Chemicals, Inc. and a director of ThyssenKrupp SA.

Ivan Glasenberg, aged 49, is Chief Executive Officer of Glencore International, which he joined in 1984. Mr. Glasenberg was appointed to the Board of the Guarantor in February 2002. He worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became Head of the Glencore Coal Department and in 2002 Chief Executive Officer of Glencore International. He is also currently a Director of Minara Resources Limited.

Paul Hazen, aged 64, joined the Board of Xstrata AG in May 2000, and was appointed a Director of the Guarantor in February 2002. Mr. Hazen is a former Chairman and CEO of Wells Fargo and Company and he was a director of Phelps Dodge Corporation until February 2003 and Deputy Chairman and Lead Independent Director of Vodafone Group Plc until July 2006. Mr. Hazen retired in April 2001 as Chairman after a 30-year career with Wells Fargo and Company. Mr. Hazen is currently Chairman of Accel-KKR and of KKR Financial Corporation. He also serves as Lead Independent Director of Safeway, Inc. and a Director of Willis Group Holdings Ltd.

Robert MacDonnell, aged 69, joined the Board of Xstrata AG in May 1997, and was appointed to the Board of the Guarantor in February 2002. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr. MacDonnell was a management consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr. MacDonnell became the first non-founding partner of KKR in 1982 and participated in virtually all investment decisions until the firm expanded in the late 1980s. Mr. MacDonnell is also currently a director of Safeway, Inc.

Sir Steve Robson CB, aged 63, retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two-year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is a director of JPMorgan Cazenove Holdings, Partnerships UK plc and The Royal Bank of Scotland Group plc. Sir Steve was appointed to the Board of the Guarantor in February 2002 and is Chairman of the Audit Committee.

David Rough, aged 55, was a Director of Legal & General Group Plc before retiring from Legal & General in June 2002. As Group Director (Investments), Mr. Rough headed all aspects of fund management within Legal & General Investments. Mr. Rough is currently a director of BBA Group plc, Emap plc, Land Securities plc, Brown, Shipley & Co Ltd and Mithras Investment Trust plc. Mr. Rough was appointed to the Board of the Guarantor in April 2002, is Deputy Chairman, the Senior Independent Director and Chairman of the Nominations Committee.

Dr. Frederik Roux, aged 59, joined Johannesburg Consolidated Investment Company Limited in 1976, where he held positions in the Finance, Base Metals, Gold and Platinum divisions. In 1990, he joined Gencor Limited where he became Chairman of Alusaf and Executive Director responsible for Gencor Base Metals and Heavy Minerals. Since 1997, he has pursued private business interests in game ranching and safaris in South Africa. Dr. Roux is also Chairman of Impala Platinum Holdings Limited. Dr. Roux was appointed to the Board of the Guarantor in February 2002.

Ian Strachan, aged 63, is a director of Reuters Group plc, Johnson Matthey plc, Rolls Royce plc and Transocean Inc. Mr. Strachan was Chairman of Instinet Group Inc from 2003 to 2005 and Chief Executive of BTR plc from 1996 to 1999. Mr. Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and was Deputy Chief Executive from 1991 to 1995. Mr. Strachan was appointed to the Board of the Guarantor at the Annual General Meeting held in May 2003 and is the Chairman of the Health, Safety, Environment and Community Committee.

PART XV — TAXATION

United Kingdom

The comments below are of a general nature based on current United Kingdom law and H.M. Revenue & Customs practice. They are not intended to be, nor should they be construed to be, legal or tax advice and are included herein solely for information purposes. They relate only to the position of persons who are the absolute beneficial owners of their Bonds and coupons. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of persons such as dealers or certain professional investors or persons who are connected with the Issuer. Any Bondholders should consult their own professional advisers as to the United Kingdom tax consequences of holding and disposing of Bonds and receiving payments of interest or principal under the Bonds, as well as if they are in any doubt as to their own technical position.

The Guarantor's place of effective management is in Switzerland, and it is accordingly treated as resident in Switzerland, and not in the UK, for the purposes of Swiss and UK taxation and for the purposes of the UK-Switzerland double tax treaty. This position will, however, be reviewed from time to time and it is possible that the Guarantor could in the future become resident for the purposes of taxation in the UK or elsewhere.

This section is written on the basis that the Guarantor is and remains resident in Switzerland and will therefore be subject to the Swiss tax regime and not (save in respect of United Kingdom source income) the United Kingdom tax regime.

The Issuer is also a non-UK resident company.

(a) **Interest-withholding and information reporting requirements**

(i) Payments of interest on the Bonds may be made without any withholding or deduction on account of United Kingdom tax.

(ii) Persons in the United Kingdom paying interest to or receiving interest on behalf of an individual may be required to provide certain information to H.M. Revenue & Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

(iii) Under Council Directive 2003/48/EC on the taxation of savings income, Member States are required from 1 July 2005 to provide to the tax authorities of another Member State details of payments of interest and other similar income paid by a person within their jurisdiction to or for an individual resident in that other Member State. However, for a transitional period only (which will end after agreement on exchange of information is reached between the European Union and certain non-European Union States) Belgium, Luxembourg and Austria are instead required (unless during such period they elect otherwise) to operate a withholding tax in relation to such payments unless the Bondholder authorises the person making the payment to report the payment or presents a certificate from the relevant tax authority establishing exemption therefrom. Switzerland has also concluded an agreement with the European Community providing for measures equivalent to those laid down in Council Directive 2003/48/EC.

(b) **Corporate Bondholders within the charge to UK Corporation Tax**

The tax treatment of Bondholders within the charge to United Kingdom corporation tax will in most cases depend on their statutory accounting treatment, including whether or not the Bonds will be regarded as containing an "embedded derivative" as an accounting matter. The accounting treatment will affect the tax treatment of holding, disposing of or converting the Bonds, and possibly any subsequent exchange of Preference Shares for Ordinary Shares.

Bondholders within the charge to United Kingdom corporation tax should therefore consult their own accounting and tax advisers concerning their tax liabilities that may arise in respect of the Bonds and any subsequent exchange.

(c) **Other Bondholders**

(i) **Interest**

Interest paid on a Bond held by a Bondholder who is not within the charge to corporation tax but who is resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable will be taxed as income in the hands of the relevant Bondholder.

It should be noted that special rules, which are not covered, apply to Bondholders who are resident, but not domiciled, in the United Kingdom.

(ii) **Disposal**

A disposal of a Bond by a Bondholder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains. In calculating any gain or loss on disposal of a Bond, pound sterling values are compared at acquisition and disposal. Accordingly, a taxable profit can arise even where the United States dollar amount received on a disposal is less than or the same as the amount paid for the Bond.

A transfer of a Bond by a holder resident or ordinarily resident in the United Kingdom, or by a holder who carries on a trade in the United Kingdom through a branch or agency to which the Bond is attributable, may give rise to a charge to tax on income in respect of interest on the Bond which has accrued since the preceding interest payment date.

A disposal of Bonds by a holder who is only temporarily not resident in the United Kingdom may, under anti avoidance legislation, still be subject to United Kingdom tax on chargeable gains realised, subject to any available exemption or relief.

(iii) **Conversion**

Conversion of the Bonds into Preference Shares should not be treated as a disposal of the Bonds (except for the purposes of the adjustment for accrued interest described above) and should not of itself give rise to a charge to United Kingdom taxation on chargeable gains.

On a conversion, interest that is deemed to have accrued since the last interest payment date may be chargeable to United Kingdom tax as income under the accrued income scheme even though on conversion accrued interest may not be payable.

(iv) **Exchange**

The exchange of the Preference Shares in the Issuer for the Ordinary Shares in the Guarantor should not be treated as occasioning a disposal of the Preference Shares and accordingly it should not give rise to a chargeable gain for those holders of the Preference Shares who, either alone or together with persons connected with them, do not hold more than 5 per cent. of any class of shares in or debentures of the Issuer. Any chargeable gain or allowable loss which would otherwise have arisen on a disposal of the Preference Shares will be "rolled over" into the Ordinary Shares and the Ordinary Shares will be treated as the same asset as the Preference Shares, acquired at the same time and for the same consideration as the Preference Shares were acquired or treated as acquired.

A holder of Preference Shares who, either alone or together with persons connected with him, holds more than 5 per cent. of any class of shares in or debentures of the Issuer will be treated in the manner described in the preceding paragraph with respect to the exchange provided that the exchange is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Such holders of Preference Shares should note that an application for

clearance has not been made in this regard to H.M. Revenue & Customs under Section 138 of Taxation of Chargeable Gains Act 1992.

(d) **Dividends on the Ordinary Shares**

Shareholders who (i) are resident in the United Kingdom for tax purposes, (ii) are non corporate shareholders not resident in the United Kingdom but carrying on a trade, profession or vocation in the United Kingdom through a branch or agency in connection with which the Ordinary Shares are held, or (iii) are corporate shareholders not resident in the United Kingdom but carrying on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment in connection with which the Ordinary Shares are held, will generally, depending upon their particular circumstances, be subject to United Kingdom income tax or corporation tax (as the case may be) on the gross amount of any dividends paid by the Guarantor on the Ordinary Shares, before deduction of any Swiss withholding tax. A credit for Swiss withholding tax would generally be given against any United Kingdom tax liability in respect of the dividends. For a United Kingdom individual who is liable to United Kingdom income tax, the dividends will (depending on the amount of the Shareholder's overall taxable income) be taxable at the dividend ordinary rate (10 per cent. in 2006 2007) and/or the dividend upper rate (32.5 per cent. in 2006 2007).

(e) **Disposals of Ordinary Shares**

(i) United Kingdom resident holders of the Ordinary Shares may, depending on their circumstances, be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a disposal of the Ordinary Shares.

(ii) Bondholders who are not resident in the United Kingdom will not be liable to United Kingdom taxation on chargeable gains in respect of gains arising from the disposal of the Ordinary Shares, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the disposal proceeds are received or to which the Ordinary Shares are attributable, in which case tax may be levied on the UK branch or agency, or are corporate shareholders not resident in the United Kingdom but carrying on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment in connection with which the Ordinary Shares are held.

(iii) A disposal of Ordinary Shares by a holder who is only temporarily not resident in the United Kingdom may, under anti-avoidance legislation, still be subject to United Kingdom tax on chargeable gains realised, subject to any available exemption or relief.

(f) **Stamp duty and stamp duty reserve tax**

(i) As the Issuer is not incorporated in the United Kingdom and the Bonds are not held on a register which is kept by or on behalf of the Issuer in the United Kingdom, it is considered that no UK stamp duty reserve tax ("SDRT") should be payable on any issue, transfer or conversion of a Bond. No UK stamp duty will be payable on the issue of the Bonds, or on the transfer of the Bonds where any transfer documents are executed outside the United Kingdom.

(ii) No UK stamp duty or SDRT will be payable on the issue of the Preference Shares, provided (as is the intention) that the register of the Preference Shares is kept outside the United Kingdom.

(iii) No UK SDRT will be payable in respect of the transfer of such Preference Shares in exchange for Ordinary Shares, and it should not be necessary to pay any possible charge to UK stamp duty in respect of such transfer provided (as is the intention) that the register of the Preference Shares is kept outside the United Kingdom.

(iv) No UK stamp duty or SDRT will be payable on the issue of Ordinary Shares in exchange for Preference Shares, save where the Ordinary Shares are issued to issuers of depositary receipts or providers of clearance services (or their nominees or agents) in which event SDRT at 1.5 per cent. of the value of the relevant shares will arise unless (in the case of an issue to a clearance service) the clearance service has

made an election under Section 97A of the Finance Act 1986 which applies to the relevant shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

(v) The transfer on sale of an Ordinary Share will be liable to ad valorem stamp duty generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer, rounded up to the nearest 5 pounds sterling. The purchaser normally pays the stamp duty.

(vi) An unconditional agreement to sell an Ordinary Share will generally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable generally with interest, and any unpaid SDRT charge is cancelled.

(vii) A transfer of Ordinary Shares (i) to a person (or a nominee or agent for such a person) whose business is or includes issuing depositary receipts within Section 67 or Section 93 Finance Act 1986 or (ii) to a person (or a nominee or agent for such a person) providing a clearance service within Section 70 or Section 96 of the Finance Act 1986, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value, of the consideration or, in certain circumstances, the value of the Ordinary Shares transferred unless (in the case of a transfer to a clearance service) the clearance service has made an election under Section 97A of the Finance Act 1986 which applies to the Ordinary Shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

(viii) A transfer of depositary receipts will not be subject to UK stamp duty provided that the depositary receipts are not held on a register in the United Kingdom or issued by a company incorporated in the United Kingdom and that any transfer documents are executed outside the United Kingdom.

(ix) Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. Paperless transfers of ordinary shares within CREST will be liable to SDRT rather than stamp duty.

Switzerland

(a) Investors resident outside Switzerland

Under current Swiss law, Bondholders resident outside Switzerland and holders of Ordinary Shares (in either case provided they have not engaged in trade or business in Switzerland through a permanent establishment or fixed place of business and are not subject to taxation in Switzerland for any other reason) should not be liable to any Swiss federal, cantonal or municipal income taxes on gains realised on the sale (or foreign exchange gain on redemption) of a Bond on the due exercise of the conversion rights in respect of such Bond or on dividends paid in respect of Ordinary Shares, but it should be noted that the dividends are subject to Swiss withholding tax as outlined in Section (d) below.

(b) Investors resident in Switzerland

(i) **Income tax on Bonds**

Based on current practice, for Swiss federal income tax purposes Bonds held by private Swiss resident investors should be regarded as "non classical intransparent convertible bonds". For individuals resident in Switzerland and holding Bonds as a

private asset, all income derived from the bond (including interest, capital gains and foreign currency gains) will be subject to Swiss federal, cantonal and municipal taxes.

For Swiss resident corporations and individuals holding the Bonds as a business asset all gains or losses (the difference between the fair market value of the Bond at the date of sale and the book value of the bond reflected in the balance sheet) realised upon sale (or foreign exchange gain on redemption) of the Bonds would flow through the profit and loss account, and should therefore be taxable or tax deductible. Any interest payments on the Bonds would be subject to corporate income tax.

(ii) **Income tax on dividend distributions**

For individuals resident in Switzerland and holding Ordinary Shares as a private or business asset, dividends on Ordinary Shares and similar distributions of the Guarantor will be subject to Swiss federal, cantonal and municipal taxes. A Swiss corporate entity that owns at least 20 per cent. of the capital of the Guarantor or Ordinary Shares with a market value of at least CHF2 million may qualify for the participation exemption. Dividends and similar distributions received which qualify for the participation exemption, after certain expense allocations as defined by the applicable legislation, should be tax exempt, but it should be noted that the dividends will be subject to Swiss withholding tax as outlined in Section (d) below.

(iii) **Capital gains on disposal of Ordinary Shares**

An individual resident in Switzerland and holding Ordinary Shares as part of his private property will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of Ordinary Shares. Private gains realised upon a repurchase of Ordinary Shares by the Guarantor or an entity held directly or indirectly by the Guarantor may, however, be re-characterised as taxable income if certain conditions are met. Gains realised on Ordinary Shares held as a business asset of a Swiss resident are included in the taxable income of such person.

Capital gains realised by a Swiss corporation owning at least 20 per cent. of the capital of the Guarantor may be exempt under the participation exemption subject to conditions. Any such corporation should seek its own professional advice on its tax position in respect of its holding of Ordinary Shares.

(c) Securities issue or transfer tax

According to the current practice of the Swiss Federal Tax Administration, there should be no one-time capital, securities transfer or similar taxes imposed by Switzerland in connection with the issue or redemption of the Bonds. Any sale of the Bonds or conversion of the Bonds into Preference Shares will be subject to Swiss Securities Transfer Tax *("Umsatzabgabe")* at the rate of 0.3 per cent., half payable for each party involved that does not identify itself as a Swiss securities dealer (being a registered securities dealer within the meaning of the Swiss Stamp Duty Law *("Stempelabgabengesetz")*, if such sale or conversion is made by or through a Swiss securities dealer and no exception applies. Furthermore, any exchange of Preference Shares for Ordinary Shares will be subject to Swiss Securities Transfer Tax at a current rate of 0.30 per cent., if that exchange is made by or through a Swiss securities dealer and no exception applies. Any subsequent sale of Ordinary Shares will be subject to Swiss Transfer Tax of 0.30 per cent. if the sale is made by or through a Swiss security dealer. In addition to the Swiss Securities Transfer Tax a transaction being performed by or through a member of the SWX may be subject to a stock exchange duty.

(d) Withholding tax

According to the current practice of the Swiss Federal Tax Administration, payments in respect of the Bonds by the Issuer should not be subject to Swiss withholding tax.

Dividends paid in respect of the Preference Shares should not be subject to Swiss withholding tax. Dividends paid by the Guarantor to holders of Ordinary Shares will be subject to Swiss withholding tax at the rate of 35 per cent. The withholding tax must be withheld by the Guarantor from the gross dividend distribution and must be paid to the Swiss Federal Tax Administration. The withholding tax

on dividends will be fully refundable for a Swiss resident recipient if he is the beneficial owner of the Ordinary Shares at the time of the payment and if he duly reports the gross dividend in his tax return. A recipient of a distribution of a dividend who is not a resident of Switzerland for tax purposes may be entitled to a full or partial refund of withholding tax under the provision of an applicable double tax treaty.

Holders of Ordinary Shares should consult their advisers concerning the reduction or refund of the Swiss withholding tax under an applicable tax treaty.

A recipient of a distribution by the Guarantor who is not a resident of Switzerland for tax purposes and does not hold the Ordinary Shares in connection with the conduct of a trade or business in Switzerland but qualifies as a resident of a country which maintains a bilateral treaty for the avoidance of double taxation with Switzerland may be entitled to a full or partial refund of withholding tax under the provisions of the applicable treaty, as described below in relation to UK resident shareholders. However, such non-resident shareholders should be aware that the rate of recoverable Swiss withholding tax and procedures for claiming treaty refunds (and the time required for obtaining a refund) may differ from country to country and may therefore differ from those described below. Such non-resident holders should consult their own tax advisers regarding the procedures for claiming any refund of the Swiss withholding tax under an applicable tax treaty.

(e) Reclaim procedures for UK resident shareholders

Three copies of Swiss tax form 86, duly completed, with covering vouchers, and signed, must be sent to the Inspector of Taxes in the United Kingdom to whom the claimant makes his income tax return (or the Inspector of Taxes for the district in which the claimant resides, if he has not made such a return) no later than 31 December of the third year following the calendar year in which the dividend became due. Rights to repayment in one calendar year must be claimed in a single claim. Two copies of the form will be sent by the Inspector of Taxes to the Federal Tax Administration of Switzerland, CH-3003 Berne.

The claim must be accompanied by evidence of deduction of Swiss withholding tax. In general, a certificate of deduction, signed bank voucher or credit slip will satisfy this requirement. However, the Swiss administration reserves the right to request further evidence and information.

The claim form may be filed by a representative on behalf of the beneficial owner, provided that the representative is formally authorised by a power of attorney (which must be attached to the form).

UK resident shareholders (other than corporations who control at least 25 per cent. of the voting power of a Swiss corporation) that are eligible for double taxation treaty benefits may reclaim four sevenths of the 35 per cent. withholding tax on dividends, leaving a net Swiss tax cost of 15 per cent.

HM Revenue and Customs announced on their website on 31 January 2006 and the Swiss Federal Tax Administration has published on their website on 27 January 2006 that agreement has been reached at official level on a proposed protocol to the UK-Switzerland double taxation treaty, under which pension funds of one state would be exempt from taxation in the other state on dividends paid by a resident of that other state. However, as that agreement is a non-binding understanding at official level only, it is not possible to determine whether or not the necessary legal steps will in fact be taken to create any such protocol and bring it into effect, or, if so, what further terms or qualifications it may contain.

Aruba

(a) Investors resident outside Aruba

Under current Aruba law, Bondholders residing outside Aruba and holders of the Preference Shares or Ordinary Shares (in either case provided they have not engaged in trade or business in Aruba through a permanent establishment or fixed place of business and are not subject to taxation in Aruba for any other reason) should not be liable to any Aruba income taxes on gains realised on the sale (or foreign exchange gain on redemption) of a Bond, a Preference Share or an Ordinary Share or on the due exercise of the conversion rights in respect of such Bond. Subscribing for Bonds should have no Aruba income tax consequences, whilst Aruba has no withholding tax on interest.

No stamp duties are payable in Aruba on the acquisition, ownership, redemption, sale, exchange or other disposal of Bonds or Preference Shares or Ordinary Shares.

(b) Investors resident of Aruba

Aruba resident holders of Bonds and/or Ordinary Shares and/or Preference Shares should consult their advisers concerning the taxation, reduction or refund of the Aruba (withholding) tax under local legislation.

(c) Tax treatment in Aruba of Issuer

The Issuer is performing so-called "exempt activities" under the revised legislation for Aruba Exempt Corporations. As a consequence, the Issuer is not subject to profit tax nor dividend withholding tax in Aruba on its activities as an Issuer or any activity related to that.

PART XVI — ADDITIONAL INFORMATION

1. Responsibility

Each of the Issuer and the Guarantor accepts responsibility for the information contained in these Listing Particulars. Having taken all reasonable care to ensure that such is the case, the information contained in these Listing Particulars is, to the best of the knowledge of each of the Issuer and the Guarantor, in accordance with the facts and contains no omission likely to affect its import.

2. Incorporation and registered office

Xstrata plc was incorporated and registered in England and Wales under the name Glassdesk Limited on 31 December 2001 with registered number 4345939 under the Companies Act as a private company with limited liability under the Companies Act. By a written resolution passed on 9 February 2002, the Guarantor resolved to change its name to Xstrata Limited. The change of name became effective on 18 February 2002. On 20 February 2002, the Guarantor re-registered as a public limited company under the Companies Act. The principal legislation under which the Guarantor operates is the Companies Act and the regulations made thereunder.

The Guarantor's registered office is at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom, telephone +44 20 7968 2800.

The Guarantor's head office is at Bahnhofstrasse 2, CH-6301 Zug, Switzerland, telephone +41 41 726 6070, which is also the business address of the Directors.

3. Listing

Application has been made to the Financial Services Authority for the Bonds to be admitted to the Official List. Application has been made to the London Stock Exchange for the Bonds to be admitted to trading on the Professional Securities Market of the London Stock Exchange. It is expected that admission of the Bonds to the Official List of the Financial Services Authority and admission to trading of the Bonds on the Professional Securities Market of the London Stock Exchange will be granted on or around 17 October 2006, subject to the issue of the Bonds. It is expected that dealings in the Bonds will commence on 17 October 2006.

The Guarantor has undertaken to use all reasonable endeavours to ensure that the Ordinary Shares issuable on conversion of the Bonds will be admitted to the Official List of the Financial Services Authority and the London Stock Exchange's main market for listed securities and to the SWX Swiss Exchange.

The listing of the Bonds on the Professional Securities Market of the London Stock Exchange will be expressed in US dollars as a percentage of their principal amount (exclusive of accrued interest). Transactions will normally be effected for settlement in US dollars for delivery on the third business day in London after the date of the transaction.

4. Authorisation

The Issuer and the Guarantor have each obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Bonds. The creation and issue of the Bonds has been authorised by a resolution of the Board of Directors of the Issuer dated 6 October 2006. The giving of the Bond Guarantee has been authorised by a resolution of the Board of the Guarantor dated 27 July 2006 and a resolution of a committee of the Board of the Guarantor dated 26 September 2006.

5. Clearing

The Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg systems. The Common Code for the Bonds is 026790832. The International Securities Identification Number for the Bonds is XS0267908324. The address for Euroclear is 1 Boulevard du Roi Albert I, B-1210 Brussels, Belgium, and the address for Clearstream, Luxembourg is 42 Avenue JF Kennedy, L-1855, Luxembourg.

7. Changes in prospects, or financial and trading position

7.1 No material adverse change

There has been no material adverse change in the prospects of the Enlarged Xstrata Group since 31 December 2005 (being the date of the Guarantor's last published audited financial statements).

There has been no material adverse change in the prospects of the Issuer since 31 December 2005 (being the date of the Issuer's last published audited financial statements).

7.2 Significant change in Issuer

Other than as outlined in this paragraph 7.2 below, there has been no significant change in the financial or trading position of the Issuer since 31 December 2005 (being the end of the last financial period for which audited financial information had been published).

Subsequent to 31 December 2005, US$385,581,000 of the 2010 Convertible Bonds were converted at the option of the holders of those bonds into 385,581 Series 1 Preference Shares in the Issuer. These Series 1 Preference Shares were, in turn, immediately exchanged for 39,304,893 Ordinary Shares under the conversion mechanisms in place.

All available for sale assets (which primarily relate to the Ordinary Shares held by the Issuer through Batiss, purchased as part of the ECMP), recorded at 31 December 2005 have been sold for proceeds of US$1,337.7 million. All amounts recorded, at 31 December 2005, in other reserves for these assets will be released to the profit and loss account in 2006.

7.3 Significant change in Enlarged Xstrata Group

Other than as outlined in this paragraph 7.3 below, there has been no significant change in the financial or trading position of the Enlarged Xstrata Group since 30 June 2006 (being the end of the last financial period for which interim financial information had been published).

Falconbridge break fees

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

Falconbridge Special Dividend

Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments of approximately C$278.1 million (approximately US$246.7 million) and approximately US$3.6 million in aggregate, of which approximately C$55.2 million (approximately US$49.0 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

Falconbridge Acquisition

On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,021.3 million) in aggregate.

On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,290.0 million) in aggregate.

On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,033.4 million) in aggregate.

Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun a compulsory acquisition process to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata now beneficially owns approximately 99.9% of the issued and outstanding Falconbridge Shares on a fully-diluted basis. Xstrata expects the compulsory acquisition process to conclude in early November 2006, after which Falconbridge will be a wholly-owned indirect subsidiary of Xstrata.

The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and its debt facilities. The Guarantor has committed under the Standby Equity Underwriting Letter to undertake one or more equity capital raisings to refinance part of its debt facilities.

For further information on the impact of the Falconbridge Acquisition on the assets, liabilities and earnings of the Enlarged Xstrata Group, see Part IV of the Circular (pages 389 to 400 inclusive) and Part IV of the Second Circular (pages 59 to 62 inclusive), each of which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars.

ARM Coal

On 24 August 2006, the transaction announced by the Guarantor in February 2006 between the Former Xstrata Group and African Rainbow Minerals, to establish a new black controlled South African coal mining company called ARM Coal, completed. The transaction was valued in aggregate at approximately ZAR2.4 billion (approximately US$306 million). The Former Xstrata Group paid ZAR384 million (approximately US$49 million) to subscribe for 49% of the issued share capital of ARM Coal, which holds a 20% interest in the direct coal operations of Xstrata South Africa excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51 million). As a result, historically disadvantaged South Africans will now control approximately 36% of the Enlarged Xstrata Group's South African coal business. The Former Xstrata Group also provided debt funding of ZAR765 million (approximately US$98 million) to ARM Coal to acquire the 51% interest in the Goedgevonden project.

Redemption of Falconbridge preference shares

Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 (together, the "Redeemed Shares"). Falconbridge will redeem all of the outstanding Redeemed Shares on 1 November 2006 as follows: each Series F share will be redeemed for C$25.50 in cash, each Series G share will be redeemed for C$25.00 in cash and each Series 1 share will be redeemed for C$10.00 in cash, plus accrued and unpaid dividends in respect of each share up to, but excluding, 1 November 2006. Falconbridge intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$272 million).

Rights Issue

On 3 October 2006, Xstrata announced and commenced the Rights Issue. For further information in relation to the Rights Issue, see Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Rights Issue and Prospectus" of these Listing Particulars.

8. Auditor

The consolidated financial statements of the Guarantor have been audited without qualification for the two financial years ended 31 December 2005 by Ernst & Young LLP, which is registered by the Institute of Chartered Accountants in England and Wales to carry out audit work.

9. Equity capital management programme

The Enlarged Xstrata Group has in place an equity capital management programme ("ECMP"). Under the ECMP, up to 10% of the issued share capital of the Guarantor can be purchased in the market by Batiss Investments Limited ("Batiss"), a Guernsey registered entity owned by a charitable trust, which is independent of the Enlarged Xstrata Group.

9.1. Purchasing activity

As part of the ECMP, Batiss has entered into an option agreement with the Issuer, a wholly-owned subsidiary within the Enlarged Xstrata Group, whereby Batiss grants to the Issuer a right to require Batiss to sell the Ordinary Shares purchased to a third party (other than a subsidiary of the Guarantor), as nominated by the Issuer, at an exercise price of 1p per share.

Under the option agreement, the Issuer pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the Ordinary Shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by the Issuer for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the Ordinary Shares in the market. These payments are sourced from the existing and future cash resources of the Issuer.

The Issuer is able to exercise its right under the option agreement for a period of six years from the date of each purchase. Batiss waives its right to receive dividends on Ordinary Shares which it holds from time to time.

During the financial year ended 31 December 2005, 26.1 million Ordinary Shares were purchased under the ECMP for US$522 million, bringing the total purchases under the ECMP to 31 December 2005, to 29 million Ordinary Shares (approximately 4.7% of the Guarantor's issued ordinary share capital) at an average cost of £10.72 per Ordinary Share. No Ordinary Shares were sold under the ECMP during that period. However, Batiss sold 29,450,976 Ordinary Shares in connection with the Placing announced on 17 May 2006. As at 11 October 2006 (being the latest practicable date prior to the publication of these Listing Particulars), Batiss held no Ordinary Shares.

9.2. Conduct and disclosure of purchases

Purchases of Ordinary Shares under the ECMP are made in the market at prices not exceeding 105% of the average middle-market closing price of the Ordinary Shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss is conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

9.3. Future application of Ordinary Shares held by Batiss

The proceeds from the sale of the 29,450,976 Ordinary Shares sold by Batiss in connection with the Placing were used by the Former Xstrata Group to repay a portion of the debt incurred in relation to the acquisition of the initial stake of approximately 19.9% in Falconbridge and the Cerrejón Acquisition.

The Issuer intends that Ordinary Shares held by Batiss under the ECMP in the future will either be used by the Enlarged Xstrata Group as a source of financing for future acquisitions, in keeping with the Enlarged Xstrata Group's growth strategy, or placed in the market. Batiss waives its right to receive any dividends on, and does not exercise voting rights attaching to, Ordinary Shares held by it from time to time.

If the Ordinary Shares price rises, the Issuer would profit on a future placing to the extent that the price realised for the Ordinary Shares in the market exceeds the original market price paid plus associated funding costs.

The Issuer and the Guarantor will consider in the future whether any Ordinary Shares held by Batiss will be acquired by the Guarantor. Any repurchase of Ordinary Shares by the Guarantor would be subject to the approval of Shareholders and to appropriate clearance being obtained from the Swiss tax authorities.

The decision when to place the Ordinary Shares in the market, use the Ordinary Shares to assist the Enlarged Xstrata Group in facilitating future transactions or to repurchase Ordinary Shares for cancellation will be considered in light of the Enlarged Xstrata Group's funding requirements and capital structure at the time.

9.4. Accounting treatment

While Ordinary Shares are held by Batiss under the ECMP, they are disregarded for the purposes of calculating earnings per Ordinary Share. Batiss is consolidated by the Guarantor as a quasi-subsidiary, and Ordinary Shares held by it are accounted for as a deduction from shareholders' funds in the Guarantor's consolidated balance sheet.

Where Ordinary Shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Enlarged Xstrata Group, any gain or loss is taken directly to the Enlarged Xstrata Group's reserves to the extent that the market value of the Ordinary Shares so disposed is above or below the cost of those Ordinary Shares. No gain or loss is recognised in the Guarantor's consolidated profit and loss account.

If Ordinary Shares held by Batiss are repurchased and cancelled by the Guarantor, this would be accounted for in the Guarantor's consolidated financial statements as though it had occurred at the time of the purchase of the Ordinary Shares by Batiss.

10. Summary of the memorandum and articles of association of the Guarantor and mandatory takeover bids, squeeze-out and sell-out rules

10.1. Memorandum of association

The memorandum of association of the Guarantor provides that its principal object is to carry on the business of a holding company. The objects of the Guarantor are set out in full in clause 4 of its memorandum of association, which is available for inspection at the address as set out in paragraph 19 of this Part XVI.

10.2. Articles of association

(a) The Articles were adopted pursuant to a special resolution of the Guarantor passed on 19 March 2002 and amended by a special resolution of the Guarantor passed on 9 May 2005.

(b) The Articles have been drafted so that certain rights that are inalienable under Swiss law and that holders of Xstrata AG Shares enjoyed prior to the Xstrata IPO are preserved in the Guarantor subject to the following arrangements. Under English law, the Articles can always be amended by a special resolution (requiring a 75% majority of those present and voting, in person or by proxy). Consequently, a special voting share has been created which carries weighted voting rights sufficient to defeat any resolution which would amend certain of the Articles ("Entrenched Rights Actions"). The holder of the special voting share, The Law Debenture Trust Corporation p.l.c. (the "Trustee Company"), has agreed under a voting agreement with the Guarantor (the "Voting Agreement"), to exercise its votes to vote against (and so defeat) any resolution to amend or remove an Entrenched Rights Action except in limited circumstances as described in paragraph 10.14 of this Part XVI. This structure has the effect of entrenching certain rights into the Articles.

(c) These rights include the following:

   (i) the right not to have changes made to the Articles which would cause a member to cease to be a member or take away a member's rights to speak and vote at general meetings, to be paid a dividend if one is declared and to receive liquidation proceeds on a winding up;

   (ii) the right of shareholders to requisition a general meeting (if they hold Ordinary Shares whose nominal value is equivalent to CHF1 million or more);

   (iii) the right to at least 20 clear days' notice of all shareholder meetings;

   (iv) the right to have satellite general meetings in Switzerland if the general meeting is not held in Switzerland;

(v) the right of members to appoint directors and alternate directors;

(vi) the right not to have membership withdrawn by consolidation of share capital;

(vii) a provision in a proxy appointment includes the right to demand a poll and confers the right to speak at a meeting;

(viii) the right to inspect records;

(ix) the right to a special examination of the transactions and other matters affecting shareholder rights; and

(x) a provision requiring the publication of notices relating to the Guarantor in the Swiss Commercial Gazette and at least one leading Swiss newspaper.

10.3. Share rights

(a) Subject to the provisions of the Companies Acts (as defined in the Articles) and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Guarantor may by ordinary resolution determine or, subject to and in default of such determination, as the Board may determine.

(b) Subject to the Articles and to the Companies Acts (as defined in the Articles), and without prejudice to any rights attaching to any existing shares or class of shares, the Board may issue any shares which are to be redeemed, or which at the option of the Guarantor or the holder are liable to be redeemed. The unissued shares of the Guarantor (whether forming part of the original or any increased capital) are at the disposal of the Board.

10.4. Voting rights

(a) Subject to the rights and restrictions attached to any class of shares:

(i) on a show of hands, every member present in person or by proxy has one vote (save that neither the holder of the special voting share nor any holder of deferred share(s) shall be entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(ii) on a poll:

(A) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred shares) shall have:

(i) one vote for each fully paid share; and

(ii) for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion of the amount paid up on the total issue price of that share;

(B) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and

(C) the holders of the deferred shares shall not be entitled to vote.

(iii) unless the Board determines otherwise, a member who has been served with a direction notice after failure (whether by such member or by another person) to provide the Guarantor with information concerning interests in those shares required to be provided under the Companies Act, shall (for so long as the information is not supplied and for up to 14 days thereafter) not be entitled to vote in respect of the shares in relation to which the information has not been supplied.

10.5. Dividends and other distributions

(a) Subject to the provisions of the Companies Acts (as defined in the Articles), the Guarantor may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. The dividend shall be paid according to the amounts paid on shares in respect of which the dividend is

paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid on the share. The special voting share and the deferred shares shall not carry the right to receive a dividend.

(b) Subject to the provisions of the Companies Acts (as defined in the Articles), the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Guarantor available for distribution.

(c) The Board may also pay at intervals determined by it any dividend at a fixed rate if it appears to the Board that the profits available for distribution justify the payment. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

(d) No dividend or other moneys payable in respect of a share shall bear interest against the Guarantor unless otherwise provided by the rights attached to the share.

(e) The Board may withhold payment from a person of any dividend in respect of shares in the Guarantor if those shares represent at least a 0.25% interest in the Guarantor's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide the Guarantor with information concerning interests in those shares required to be provided under the Companies Act (as defined in the Articles).

(f) Except as otherwise provided by the rights attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

(g) The Board may, if authorised by an ordinary resolution of the Guarantor, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

(h) Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Guarantor.

(i) Except as provided by the rights and restrictions attached to any class of shares (as to which see paragraph 10.7 below), the holders of the Guarantor's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Guarantor and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

10.6. Variation of rights

Except as set out in paragraphs 10.2 and 10.14 in the case of an Entrenched Rights Action and subject to the provisions of the Companies Acts (as defined in the Articles), rights attached to any class of shares may be varied or abrogated in such manner (if any) as may be provided by those rights, or in the absence of any provision, either with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

10.7. Rights of holders of deferred shares

The holders of deferred shares shall not have the right to receive notice of any general meeting of the Guarantor nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the Ordinary Shares, the nominal amount paid up on the special voting share plus the payment of £100,000 per Ordinary Share. The Guarantor has irrevocable authority at any time to appoint any person to execute on behalf of the holders of any deferred shares a transfer of and/or an agreement to transfer the deferred shares to such persons as the Guarantor may determine as

custodian of the shares and/or purchase or cancel the deferred shares (in accordance with the provisions of the Companies Act) in any such case for not more than £1 for each share being transferred, purchased or cancelled to be paid to the registered relevant holder of the shares without obtaining the sanction of the holder or holders of the deferred shares for such a transfer and/or acquisition and, pending such transfer and/or acquisition, to retain the certificate for such deferred shares. The Guarantor may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act) at a price not exceeding £1 for each share redeemed to be paid to the relevant registered holdings of the shares. The Guarantor must provide the holders of the deferred shares with not less than 28 days' notice in writing of its intention to do so, fixing a time and place for the redemption.

10.8. Transfer of shares

(a) A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form, which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

(b) The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares of that class in the Guarantor from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped (if stampable), with the Guarantor and (except where the shares are registered in the name of a recognised person (as defined in the Articles) and no certificate shall have been issued therefor) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require;

(ii) is in respect of one class of share only; and

(iii) is in favour of not more than four persons.

(c) The Board may refuse to register a transfer of shares in the Guarantor by a person if those shares represent at least a 0.25% interest in the Guarantor's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide the Guarantor with information concerning interests in those shares required to be provided under the Companies Act, unless (i) the transfer is an approved transfer (as defined in the Articles), (ii) the relevant member is not himself in default as regards supplying the information required and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or the transfer of the shares is required to be registered by the CREST Regulations.

(d) Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with the Guarantor or the instruction to transfer shares was received by the Guarantor from the Operator of a Relevant System (in each case, as defined in the CREST Regulations), as the case may be.

(e) No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

(f) Shares may be transferred by means of a Relevant System, including the Relevant System of which CRESTCo Limited is the Operator (in each case, as defined in the CREST Regulations).

(g) The Board shall decline to register any transfer of the special voting share except where permitted in accordance with the Voting Agreement in place between the Guarantor and the holder of the special voting share. The Voting Agreement is described in paragraph 10.14 below.

(h) Save as provided above or as required by the Companies Act or other applicable law, the Guarantor shall not impose restrictions on the transfer of shares.

10.9. Alteration of share capital

The Guarantor may from time to time by ordinary resolution increase, consolidate and divide or, subject to the Companies Acts (as defined in the Articles), subdivide its share capital. The Guarantor may by ordinary resolution also cancel any shares which have not, at the date of the resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Acts (as defined in the Articles), the Guarantor may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

10.10. General meetings

All general meetings of the Guarantor other than annual general meetings shall be called extraordinary general meetings. The Board shall convene and the Guarantor shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act.

The Board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Act.

In addition to the rights granted to members under Section 376 of the Companies Act (to have members' resolutions circulated), the Guarantor shall on the requisition in writing of a member or members holding a number of ordinary shares whose total nominal value (based on prevailing exchange rates at the time such a request is made) is not less than the equivalent of CHF 1 million and, at the expense of the requisitionists, give to members of the Guarantor entitled to receive notice of general meetings notice of any resolution which may properly be moved and is intended to be moved at an annual general meeting by such requisitionists. The Guarantor is not bound to give notice of a resolution unless a copy of the requisition signed by the requisitionists is deposited at the registered office of the Guarantor not less than six weeks before the relevant annual general meeting.

Subject to the provisions of the Companies Act and the Articles, each member of the Guarantor is entitled to attend a general meeting. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. If a general meeting is not held in Switzerland then arrangements will be made for a satellite meeting place in Switzerland.

10.11. Special voting share

The special voting share does not carry a right to receive dividends, has rights to vote in certain circumstances and carries a right to no more than the amount of capital paid up on such a share in the event of liquidation. As noted below, the special voting share carries enough votes to defeat any resolution deemed to be an Entrenched Rights Action. The special voting share will be redeemable by the Guarantor on termination of the Voting Agreement.

10.12. Entrenched rights action

If the Guarantor proposes to take an Entrenched Rights Action, such action shall require, approval by a special resolution passed at a general meeting. The holders of the Ordinary Shares and the holder of the special voting share are entitled to vote as a single class on a poll. On such a resolution, the holder of the special voting share shall have sufficient votes to defeat the resolution. Entrenched Rights Actions are described in paragraph 10.2 above.

10.13. Mandatory takeover bids, squeeze-out and sell-out rules

As of 20 May 2006, the City Code applies to the Guarantor and the provisions of the Articles designed to replicate certain provisions of the City Code whilst the City Code did not apply to the Guarantor no longer apply. (Such provisions in the Articles contained certain takeover protections which were designed to ensure that no person acquired 30% or more of the Guarantor's voting rights or, if they already held more than 30% (but less than 50%) of the Guarantor's voting rights, acquired any additional voting rights, without making a cash offer to all Shareholders.)

Other than as provided by the Takeovers Directive (Interim Implementation) Regulations 2006 and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and/or sell-out rules in relation to the Ordinary Shares.

10.14. The Voting Agreement

The Voting Agreement provides that the Trustee Company will vote against any Entrenched Rights Actions unless:

(a) in the opinion of counsel such resolutions can be passed without derogating in any material respect from the rights which the former Xstrata AG shareholders would enjoy if the shares in the Guarantor were shares in a company incorporated in Switzerland; or

(b) in the opinion of counsel such resolutions would be permitted in relation to a merger between a Swiss corporation (Aktiengesellschaft) and an English plc under Swiss law and practice then in force and applicable, were the merger to take place at the time of the proposed resolutions; or

(c) the Guarantor has certified to the Trustee Company that after having invited all shareholders to object, no shareholder has objected to the adoption of the resolution or has voted against it.

The Voting Agreement is terminable and may be amended under certain limited circumstances including in circumstances broadly comparable to those mentioned in paragraphs 10.14(a) and (b) above.

10.15. Directors

(a) Appointment of directors

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two. Directors may only be appointed by the Guarantor by ordinary resolution and not by the board of directors.

(b) Age of directors

The provisions of the Companies Act with regard to "Age limit for directors" shall not apply to the Guarantor but where the board of directors convenes any general meeting of the Guarantor at which (to the knowledge of the board of directors) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board of directors shall give notice of his age in years in the notice convening the meeting.

(c) No share qualification

A director shall not be required to hold any shares in the capital of the Guarantor by way of qualification.

(d) Retirement of directors by rotation

At every annual general meeting of the Guarantor, one-third of the directors or if their number is not three or a multiple of three, the number nearest to one-third, but at least one, will retire by rotation. The directors to retire will be those who have been longest in office. Any director who has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment shall retire at the annual general meeting. As between those who were appointed or re-appointed on the same day, those to retire will be (unless they otherwise agree) determined by lot. A retiring director shall be eligible for re-election.

(e) Remuneration of directors

(i) The emoluments of any director holding executive office for his services as such shall be determined by the board of directors, and may be of any description.

(ii) The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £1 million per annum or such higher amount as the Guarantor

may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of directors. In addition, any director who does not hold executive office and who performs services, which in the opinion of the board of directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board of directors may determine.

(iii) In addition to any remuneration to which the directors are entitled under the Articles, they may be paid all

(iv) travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the board of directors or committees of the board of directors, general meetings or separate meetings of the holders of any class of shares or of debentures of the Guarantor or otherwise in connection with the discharge of their duties.

(iv) The board of directors may provide benefits, whether by the payment of gratuities or pensions, insurance or otherwise, for any past or present director or employee of the Guarantor or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

(f) Permitted interests of directors

Subject to the provisions of the Companies Act, and provided that he has disclosed to the board of directors the nature and extent of any material interest of his, a director notwithstanding his office:

(i) may be a party to, or otherwise interested in, any transaction or arrangement with the Guarantor or in which the Guarantor is otherwise interested;

(ii) may act by himself or his firm in a professional capacity for the Guarantor (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Guarantor or in which the Guarantor is otherwise interested; and

(iv) shall not, by reason of his office, be accountable to the Guarantor for any benefit which he derives from any such office or employment, or from any such transaction or arrangement, or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

The Guarantor is also subject to the additional requirements applicable to transactions with related parties imposed by the Listing Rules. This may result in a transaction or arrangement referred to in sub-paragraph (i) requiring, amongst other things, shareholder approval.

(g) Restrictions on voting

Except as otherwise provided in the Articles, a director shall not vote at a meeting of the board of directors or a committee of the board of directors on any resolution of the board of directors concerning a matter in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, unless his interest arises only because the resolution concerns one or more of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Guarantor or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Guarantor or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Guarantor or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Companies Act) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for such purpose to be a material interest in all circumstances);

(v) a contract, arrangement, transaction or proposal for the benefit of employees of the Guarantor or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) a contract, arrangement, transaction or proposal concerning any insurance which the Guarantor is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

The Guarantor may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

(h) Borrowing powers

The board of directors may exercise all the powers of the Guarantor to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Guarantor or of any third party. There is no requirement on the directors to restrict the borrowings of the Guarantor or its subsidiaries.

(i) Indemnity of directors

Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Guarantor (other than any person (whether an officer or not) engaged by the Guarantor as auditor) shall be indemnified out of the assets of the Guarantor against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Guarantor, provided that such person shall not be entitled to such indemnification to the extent that it would cause the relevant provision of the Articles providing for such indemnification, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

(j) Xstrata dividends

The board of directors may declare dividends of a cumulative or non-cumulative nature.

11. Directors and major Shareholders

11.1 Directors' conflicts of interest

Mr. Strothotte and Mr. Glasenberg are Directors nominated by Glencore International. Therefore, potential conflicts of interest may arise between the duties owed by such Directors to the Guarantor and their duties to Glencore. The Relationship Agreement between the Guarantor and Glencore regulates the ongoing relationship between them, as described in Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Relationship with controlling shareholder" of these Listing Particulars.

In particular under the Relationship Agreement, directors of the Guarantor nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Guarantor's board of directors to approve any aspect of the Guarantor's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore.

There are no other potential conflicts of interests between any duties to the Guarantor of the Guarantor's directors and their private interests and/or other duties.

11.2 Interests of major Shareholders

Interests of major Shareholders

Interests for the purposes of the Companies Act

Insofar as is known to the Guarantor, the name of each person who, directly or indirectly, has an interest in the Guarantor's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such person's interest, as at 11 October 2006 (being the latest practicable date prior to the publication of these Listing Particulars) are as follows:

	Ordinary Shares	
Name	**No.**	**%**
Credit Suisse Securities (Europe) Limited[1]	153,426,890	21.69
Glencore International AG[1]	101,040,400	14.28
AXA Investment Managers UK Limited[2]	1,518,658	0.21

[1] As a result of their participation in a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Former Xstrata Group's acquisition of MIM and the MIM Rights Issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are jointly interested in 254,467,290 Ordinary Shares, representing approximately 35.97% of the current issued ordinary share capital of the Guarantor. The Guarantor was notified by Credit Suisse Group on 5 October 2006 that: (i) 1,854,480 of the Ordinary Shares held by CSSEL, representing approximately 0.26% of the current issued ordinary share capital of the Guarantor, were in the course of settlement at the relevant time in the notification; and (ii) Credit Suisse Group has additional interests in a further 12,306,069 Ordinary Shares, representing approximately 1.74% of the current issued ordinary share capital of the Guarantor. Under its terms, the Arrangement will terminate on 2 December 2006.

[2] AXA Investment Managers UK Limited ("AXA") notified the Guarantor on 20 September 2006 that AXA holds a beneficial interest in 1,518,658 Ordinary Shares or approximately 0.21% of the current issued ordinary share capital of the Guarantor and a non-beneficial interest in 75,073,778 Ordinary Shares or approximately 10.61% of the current issued ordinary share capital of the Guarantor. In total, AXA is therefore deemed to have an interest in 76,592,436 Ordinary Shares, representing approximately 10.83% of the current issued ordinary share capital of the Guarantor.

Insofar as is known to the Guarantor, the Guarantor is not directly or indirectly owned or controlled by another corporation, foreign government, or any other natural or legal person, severally or jointly.

Insofar as is known to the Guarantor, immediately following the New Shares Issue, the interests of those persons, set out above with an interest in the Guarantor's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such persons' interests, including as a percentage of the Enlarged Share Capital, (assuming full take up by such persons of their entitlements under the Rights Issue (and, in the case of CSSEL'S entitlements in respect of 151,560,600 Ordinary Shares, full take up by Glencore International of such entitlements) and no options granted under the Xstrata Share Schemes, no exchange rights under the Glencore Exchangeable Bonds and no conversion rights under the 2010 Convertible Bonds or the 2017 Convertible Bonds are exercised between 11 October 2006 (being the latest practicable date prior to the publication of these Listing Particulars) and the completion of New Shares Issue), will be as follows:

	Ordinary Shares	
Name	**No.**	**%**
Credit Suisse Securities (Europe) Limited[1]	154,048,986	16.33
Glencore International AG[1]	185,240,733	19.64
AXA Investment Managers UK Limited[2]	2,042,877	0.21

[1] See note 1 to the table above. As a consequence of the Arrangement, Glencore International, CSFB Equities and CSSEL will, following the New Shares Issue, be jointly interested in 339,289,719 Ordinary Shares, representing 35.97% of the Enlarged Share Capital.

[2] See note 2 to the table above.

None of the major Shareholders referred to above has different voting rights from other Shareholders.

11.3 Other directorships and partnerships

The Directors hold or have held in the past five years the following directorships, in addition to their directorships of Enlarged Xstrata Group companies, and are or were members of the following partnerships:

Name of Director	Position	Company/partnership
Willy Strothotte	Director	Asturiana de Zinc SA
		Century Aluminum Corporation
		Glencore (Asia) AG
		Glencore Espana, S.A.
		Glencore (Europe) AG
		Glencore (Far East) AG
		Glencore Holding AG
		Glencore Investment AG
		Glencore L.T.E. AG
		Glencore Minera AG
		Glencore Mining AG
		Glencore Oil Projects AG
		Glencore Singapore Pte. Ltd
		Glencore (South East Asia) AG
		Glencore Trading AG
		Glencore UK Ltd
		Glencore AG
		Glencore Canada Inc
		Glencore International AG
		Glencore Investments BV
		Metaleurop SA[1]
		Minara Resources Limited
Michael Davis	Director	Amalgamated Appliances Holdings Limited[1]
		Billiton plc[1]
		Nedcor Investment Bank Holdings Limited[1]
		Nedcor Investment Bank Limited[1]
Trevor Reid	Director	—
Santiago Zaldumbide	Director	Air Products and Chemicals, Inc.
		Energia e Industrias[1]
		Fertiberia SA[1]
		Immobiliaria Urbis SA[1]
		Sefanitro SA[1]
		Sociedad Espanola de Acumulador Tudor SA[1]
		ThyssenKrupp SA
Ivan Glasenberg	Director	Enex Resources Limited[1]
		Glencobar AG
		Glencore Espana S.A.
		Glencore Financial Services AG
		Glencore AG

Name of Director	Position	Company/partnership
		Glencore (Asia) AG
		Glencore Asia Limited
		Glencore (Far East) AG
		Glencore Holding AG
		Glencore International AG
		Glencore L.T.E. AG
		Glencore Trading AG
		Minara Resources Limited
Paul Hazen	Director	Accel-KKR
		Alias Systems Corporation[1]
		CRS Retail Systems Inc[1]
		E.phiphany, Inc[1]
		Epoch Partners[1]
		Horny Toad Activewear, Inc
		KKR Financial Corp.
		KSL Capital Partners
		KSL Recreation
		Phelps Dodge Corporation[1]
		Prosper Marketplace, Inc.
		Safeway, Inc
		Vodafone Group Plc[1]
		Willis Group Holdings Ltd
		Wells Fargo and Company[1]
Robert MacDonnell	Director	RIM AIR
		RIMSKI, Inc
		Round Pound, Inc
		Safeway, Inc
		US Natural Resources, Inc.[1]
Sir Steve Robson CB	Director	JPMorgan Cazenove Holdings
		Partnerships UK plc
		The Royal Bank of Scotland Group plc
David Rough	Director	BBA Group plc
		EMAP plc
		Group Trust plc[1]
		KBL Investment Funds Limited
		Land Securities plc
		Land Securities Capital Markets plc
		Legal & General Group plc[1]
		Legal & General Insurance Limited[1]
		Legal & General Property Limited[1]
		Legal & General UK Select Investment Trust plc[1]
		Legal & General Ventures Limited[1]
		LS Property Finance Company Limited
		Mithras Investment Trust plc
		Mithras Investments Limited[1]

Name of Director	Position	Company/partnership
Dr. Frederik Roux	Director	Brakhoek Properties (Pty) Ltd Fred Roux Investment Holdings (Pty) Limited Impala Platinum Holdings Limited Seacow Properties (Pty) Ltd
Ian Strachan	Director	Harsco Corporation Instinet Group Inc[1] Invensys plc[1] Johnson Matthey plc Reuters Group PLC Rolls Royce plc Transocean Inc.

[1] Position no longer held

12. Material contracts

The following contracts are the only contracts (not being contracts entered into, or expected to be entered into, in the ordinary course of business) that have been entered into, or are expected to be entered into shortly after the date of these Listing Particulars, by the Guarantor or any member of the Enlarged Xstrata Group be entered into which could result in any member of the Enlarged Xstrata Group being under an obligation or entitlement that is material to the Enlarged Xstrata Group as at the date of these Listing Particulars:

(a) The Trust Deed expected to be dated 13 October 2006 between the Issuer, the Guarantor and Law Debenture Trustees Limited as Trustee, *inter alia*, constituting the Bonds and appointing the Trustee to act in that capacity and under which such commission in respect of the services of the Trustee as shall be agreed between the Issuer, the Guarantor and the Trustee are to be paid.

(b) The Paying, Transfer, Conversion and Exchange Agency Agreement expected to be dated 13 October 2006 between the Issuer, the Guarantor, Citibank, N.A., Citigroup Global Markets Deutschland AG & Co. KGaA, Frankfurt and the Trustee setting out, *inter alia*, the terms of appointment and duties of Citibank, N.A. in its capacity as Principal Paying, Transfer, Conversion and Exchange Agent and under which such commissions in respect of the services of the agents as shall be agreed between them and the Issuer and the Guarantor are to be paid.

(c) The Subscription Agreement expected to be dated 12 October 2006 between the Issuer, the Guarantor and Trilon International Inc. (the "Purchaser"). Relying on certain representations and warranties, and subject to certain conditions (including the admission of the Bonds to the Official List and the admission of the Bonds to trading on the Professional Securities Market of the London Stock Exchange), the Issuer has agreed to issue, and the Purchaser has agreed to subscribe for, the Bonds in consideration for the cancellation of the 2017 Convertible Debenture, the waiver of all rights Trilon International Inc. has under the 2017 Convertible Debenture and the Debenture Deed Poll, and the release of the Issuer and the Guarantor from each of their respective obligations under the 2017 Convertible Debenture and the Debenture Deed Poll. The Issuer has also agreed to pay accrued interest on the 2017 Convertible Debenture.

(d) The Deed Poll (which is expected to be dated 13 October 2006)

(e) The Keep-Well Agreement expected to be dated 13 October 2006 between the Issuer and the Guarantor pursuant to which the Guarantor undertakes that if the Issuer at any time has insufficient liquid assets or other resources to meet any payment obligation in respect of the Bonds or otherwise as at the date at which any or all such obligations become payable, then the Issuer will promptly notify the Guarantor in writing of the shortfall and the Guarantor shall make sufficient funds available (or procure that the same are made available) to the Issuer,

within 14 days of such payment obligation becoming due, to enable the Issuer to fulfil such payment obligation in full. The Keep-Well Agreement is not a guarantee by the Guarantor of the payment of any indebtedness, liability or obligation of the Issuer. The only parties to the Keep-Well Agreement are the Issuer and the Guarantor and holders of the Bonds are not parties to it. Consequently, the Keep-Well Agreement does to confer to any holders of Bonds any rights or claims against the Guarantor. The Keep-Well Agreement will not be enforceable against the Guarantor by anyone other than the Issuer (and/or its trustee, receiver, liquidator or administrator in the event of a bankruptcy or, as the case may be, moratorium).

(f) The Underwriting Agreement dated 3 October 2006 between Xstrata and the Banks for the underwriting of the Rights Issue.

Pursuant to the Underwriting Agreement, Deutsche Bank and JPMorgan Cazenove have agreed, save in respect of rights which are taken up pursuant to the irrevocable undertakings received from Glencore International and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter, as agent for Xstrata to procure subscribers for New Shares not taken up under the Rights Issue at a price not less than the total of the Issue Price (plus expenses), failing which, Deutsche Bank and JPMSL (the "Underwriters") have agreed to subscribe themselves for any such New Shares.

Xstrata has agreed to pay Deutsche Bank and JPMorgan Cazenove (a) a commission of 1.75% of the aggregate value at the Issue Price of the maximum number of New Shares (excluding those taken up by Glencore International pursuant to the irrevocable undertakings it has given to Xstrata and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter); and (b) a further commission of 0.125% of the aggregate value at the Issue Price of the maximum number of New Shares (excluding those taken up by Glencore International pursuant to the irrevocable undertakings it has given to Xstrata and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter) with respect to each additional period of seven full days or part thereof following the initial period of 30 days from and including the date of the Underwriting Agreement up to and including the second Business Day after the Closing Date (or such later date as determined pursuant to the terms of the Underwriting Agreement), or, if earlier, the date on which the obligations of the Banks under the Underwriting Agreement are terminated or lapse or the Underwriting Agreement ceases to be capable of becoming unconditional, provided that any commission so payable shall be reduced on a pro rata basis in respect of any period of less than seven full days.

Xstrata will generally pay all other costs, charges and expenses of, or incidental to, the Rights Issue including the Banks' reasonable legal and other out-of-pocket expenses and all related value added tax, if applicable.

The Underwriting Agreement is conditional, amongst other things, on the Prospectus being approved by and filed with the FSA in accordance with the Prospectus Rules and the FSMA and filed with the SWX in accordance with the Swiss Listing Rules and being made available to the public by not later than 5.00 p.m. on 3 October 2006 (or such later time or date as the Banks may agree); none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made; Admission and Swiss Admission occurring at or before 8.00 a.m. on 5 October 2006 (or such later time or date as Xstrata and the Banks may agree; and the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission).

The Underwriting Agreement confers on the Banks the right to terminate their obligations, prior to Admission for amongst other things any material inaccuracy or omission from documents relating to the Rights Issue, including the Prospectus; material breach of any of the representations, warranties or undertakings provided by Xstrata pursuant to the Underwriting Agreement or of any other provision of the Underwriting Agreement; a change in national or international financial, economic or political conditions, as would be likely to materially prejudice the success of the Rights Issue and the distribution of the New Shares or dealings in the New Shares in the secondary market.

Pursuant to the Underwriting Agreement, Xstrata and the Banks have agreed that if a supplementary prospectus is issued by Xstrata two or fewer Business Days prior to the latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed by Xstrata and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

The Underwriting Agreement also contains: (i) certain customary warranties by Xstrata as to the accuracy of the information contained in the Prospectus and in relation to other matters relating to the Enlarged Xstrata Group and its businesses; (ii) indemnities from Xstrata in favour of each of the Banks; and (iii) certain undertakings from Xstrata relating, amongst other things, to consultation with, and the provision of information to, the Banks.

Glencore International has irrevocably undertaken in the Irrevocable Undertaking Agreement described below in paragraph (g) of this Part XVI to take up in full its entitlements under the Rights Issue and to take up in full CSSEL's entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue. The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement was 84,200,333 (being the total number of New Shares subject to Glencore International's irrevocable undertakings).

(g) The irrevocable undertaking agreement dated 3 October 2006 (the "Irrevocable Undertaking Agreement") between Xstrata and Glencore International, pursuant to which Glencore International irrevocably undertakes to take up in full its entitlements under the Rights Issue and to take up in full CSSEL's entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue. The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement was 84,200,333 (being the total number of New Shares subject to Glencore International's irrevocable undertakings).

Pursuant to the Irrevocable Undertaking Agreement, Xstrata has agreed to pay Glencore International an underwriting commission of US$35.1 million.

The Irrevocable Undertaking Agreement also contains a lock-up in relation to Glencore International's interests in Xstrata that will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares offered under the Rights Issue. The lock-up arrangements do not prevent a disposal by Glencore International of an interest in Xstrata: (i) pursuant to certain merger or take over transactions in respect of Xstrata and its Ordinary Shares; (ii) which is the subject of a distribution or dividend; (iii) in connection with the exercise of exchange rights pursuant to any existing exchangeable bonds; (iv) necessary for Glencore International to be in compliance with or not in breach of any applicable law or regulation or any ruling or pronouncement of any court, tribunal or regulatory authority; (v) to any other member of Glencore which enters into a similar lock-up arrangement with Xstrata; (vi) after the ex-rights date, to any financial institution in connection with any financing arrangement if such financial institution enters into a similar lock-up arrangement with Xstrata, or to any financial institution to hold as custodian, nominee or agent; (vii) in connection with the acceptance of a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; and (viii) in connection with the execution and delivery by Glencore International of an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in paragraph (vii) above.

Under a separate agreement dated 3 October 2006 between Xstrata and CSSEL, CSSEL has agreed to a lock-up in relation to the 151,560,600 Ordinary Shares it holds pursuant to the Arrangement with Glencore that will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares offered under the Rights Issue. CSSEL's lock-up arrangements do not prevent a disposal by CSSEL of an interest in any or all of such 151,560,600 Ordinary Shares: (i) to Glencore International or any other member of Glencore provided that Glencore International or such member has entered into an undertaking in substantially similar terms in respect of those Ordinary Shares; (ii) after the

ex-rights date, to any associated company of CSSEL or any other person provided such associated company or person has entered into an undertaking in substantially similar terms in respect of those Ordinary Shares; (iii) made with Xstrata's prior written consent; (iv) in connection with the acceptance of a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; and (v) in connection with the execution and delivery by CSSEL of an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in paragraph (iv) above.

The Irrevocable Undertaking Agreement and CSSEL's lock-up arrangements shall cease to have effect if the following conditions are not fulfilled by 31 December 2006: (i) the issue of the Prospectus; and (ii) Admission. Glencore International's undertaking to take up CSSEL's entitlements is further conditional on Glencore International acquiring such entitlements.

(h) A shareholders' agreement (the "RBCT Shareholders' Agreement") dated 21 August 2006 between Xstrata South Africa, RBCTCL, Ingwe Collieries Limited, Anglo Operations Limited, Total Coal South Africa (Proprietary) Limited, Sasol Mining (Proprietary) Limited, Kangra Coal (Proprietary) Limited, Eyesizwe Coal (Proprietary) Limited and South Dunes Coal Terminal Agency (Proprietary) Limited regulating the relationship of the parties in relation to the Richards Bay Coal Terminal and providing for the admission of South Dunes Coal Terminal Agency (Proprietary) Limited as a shareholder of Richards Bay Coal Terminal Company Limited. The RBCT Shareholders' Agreement replaced the RBCT Memorandum of Agreement described below in paragraph 12(p) of this Part XVI. Provision is made in the RBCT Shareholders' Agreement for the shareholders to provide guarantees with respect to any new or changed arrangements in relation to the financing of Phase III of the Richards Bay Coal Terminal in the event that all shareholders have agreed such expansion. The RBCT Shareholders' Agreement records in regard to each share in RBCTCL that, although the entitlement to throughput coal through the Richards Bay Coal Terminal may be granted to commercial users who do not own shares in RBCTCL, the correlation between shares in RBCTCL and the corresponding entitlement (defined as the right of RBCTCL shareholders to load tonnage of export coal through the Richards Bay Coal Terminal) shall be continued. The RBCT Shareholders' Agreement makes provision in respect of throughput, entitlement and committed actual tonnage usage, liability for wharfage fees, operating charges, interest charges, capital charges, shortfall in committed actual tonnage usage, temporary transfer of the right to utilise the entitlement to export coal through the Richards Bay Coal Terminal and the transfer of shares and such entitlement. Various events of default are specified and, in the event of default, each of the non-defaulting shareholders of RBCTCL acquires an option to acquire a portion of the defaulter's shares. The RBCT Shareholders' Agreement also makes provision for the "Quatro Development" and Phase V expansion of the Richards Bay Coal Terminal. The Quatro Development is the development designed to increase the throughput capacity of the Richards Bay Coal Terminal from 72 Mtpa of export grade coal with the right to utilise 34 grades to 76 Mtpa of export grade coal with the right to utilise 34 grades. For further information, see Part XII — "Description of the Former Xstrata Group's business — Coal Business summary — South African operations — Mines, projects and developments — Richards Bay Coal Terminal Phase V expansion project" of these Listing Particulars.

(i) The following agreements entered into in connection with the debt financing of the Xstrata Offer:

Acquisition Facilities and Debt Bridge Facility

(A) On 17 May 2006, Xstrata (Schweiz) AG entered into an underwriting letter (the "First Debt Underwriting Letter") with Barclays, Deutsche Bank, JPMorgan Chase and RBS (Barclays, Deutsche Bank, JPMorgan Chase and RBS together the "Debt Underwriters"). Pursuant to the First Debt Underwriting Letter, the Debt Underwriters agreed to underwrite a US$8.5 billion acquisition facilities agreement (the "First Underwritten Acquisition Facilities Agreement") and a US$3.5 billion debt bridge facility (the "First Underwritten Debt Bridge Facility Agreement"). Each of the First Underwritten Acqui-

sition Facilities Agreement and the First Underwritten Debt Bridge Facility Agreement contained the same material terms as the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement (details of which are given below). On the same date, Xstrata and Xstrata (Schweiz) AG entered into the Equity Bridge Facility Agreement (details of which are given below).

(B) Following the successful completion of the Placing, the amount of the facility underwritten pursuant to the First Underwritten Debt Bridge Facility Agreement was reduced to US$2.5 billion, and Xstrata (Schweiz) AG entered into a supplemental underwriting letter on 12 June 2006 with the Debt Underwriters, inter alia, to document this facility reduction.

(C) On 30 June 2006, as part of the syndication of the First Underwritten Acquisition Facilities Agreement, Xstrata (Schweiz) AG entered into a sub underwriting letter with the Debt Underwriters and certain other banks and financial institutions (the "Debt Sub Underwriters") pursuant to which the Debt Underwriters transferred certain participations in the First Underwritten Acquisition Facilities Agreement to the Debt Sub Underwriters.

(D) On 19 July 2006, in connection with the Second Increased Xstrata Offer, Xstrata (Schweiz) AG entered into an underwriting letter (the "Second Debt Underwriting Letter") with the Debt Underwriters. Pursuant to the Second Debt Underwriting Letter, the Debt Underwriters agreed to underwrite a US$9.5 billion acquisition facilities agreement and a US$2.5 billion debt bridge facility. The facility agreements underwritten pursuant to the Second Debt Underwriting Letter contained the same material terms as the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement (details of which are given below). Pursuant to the Second Debt Underwriting Letter, Xstrata (Schweiz) AG and the Debt Underwriters also agreed that the First Debt Underwriting Letter would be suspended as between Xstrata (Schweiz) AG and the Debt Underwriters until such time as the Debt Sub Underwriters consented to the Second Increased Xstrata Offer and agreed to increase the size of the facility underwritten pursuant to the First Underwritten Acquisition Facilities Agreement to US$9.5 billion.

(E) On 3 August 2006, Xstrata (Schweiz) AG entered a supplemental sub underwriting agreement with the Debt Underwriters and the Debt Sub Underwriters pursuant to which (x) the Debt Sub Underwriters and the Debt Underwriters consented to the Second Increased Xstrata Offer and agreed to increase the size of the facility underwritten pursuant to the First Underwritten Acquisition Facilities Agreement to US$9.5 billion, and (y) Xstrata (Schweiz) AG and the Debt Underwriters agreed to terminate the Second Debt Underwriting Letter.

(F) On 3 August 2006, Xstrata, Xstrata (Schweiz) AG and certain other subsidiaries of Xstrata entered into the Debt Bridge Facility Agreement with the Debt Underwriters and affiliates of certain of the Debt Underwriters.

The Debt Bridge Facility Agreement provides Xstrata (Schweiz) AG with a facility (the "Debt Bridge Facility") which consists of a six-month term loan facility for US$2,500,000,000 with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days.

The Debt Bridge Facility has been fully drawn for the purposes of satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer.

Interest is payable on the loans at the rate which is aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which is initially 0.40% per annum. Following the date falling six months after the date of the Debt Bridge Facility Agreement, the margin will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of the Guarantor.

The Debt Bridge Facility Agreement contains certain mandatory prepayment events, including: (i) illegality; and (ii) a change of control of the Guarantor.

The Debt Bridge Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from the Guarantor and certain other members of the Former Xstrata Group in favour of the lenders of the Debt Bridge Facility, which are typical for this type of credit agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Debt Bridge Facility.

(G) On 8 August 2006, Xstrata, Xstrata (Schweiz) AG and certain other subsidiaries of Xstrata entered into the Acquisition Facilities Agreement with the Debt Underwriters and the Debt Sub Underwriters and affiliates of certain of the Debt Underwriters and the Debt Sub Underwriters.

The Acquisition Facilities Agreement provides Xstrata (Schweiz) AG with facilities (the "Acquisition Facilities") which consist of: (i) a 36-month term loan facility for US$3,353,000,000 ("Facility A"); (ii) a 60-month-and-one-day term loan facility for US$1,117,000,000 ("Facility B"); (iii) a 60-month revolving loan facility for US$3,353,000,000 ("Facility C"); and (iv) a 364-day term loan facility for US$1,677,000,000 with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days ("Facility D").

The Acquisition Facilities have been drawn in part for the purposes of (x) satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer, and (y) the refinancing of the First Facility and the Cerrejón Bridge Facility (details of which are given below).

The remainder of the Acquisition Facilities are available for (i) financing or refinancing the consideration payable to holders of options to acquire shares in Falconbridge, (ii) paying all costs, fees and expenses (and taxes on them) and all stamp duty, registration and other similar taxes incurred by or on behalf of the Guarantor in connection with the Xstrata Offer, the Acquisition Facilities and the Debt Bridge Facility, (iii) the refinancing of certain existing financial indebtedness of and preferred shares in the Falconbridge Group, and (iv) general corporate purposes of the Enlarged Xstrata Group.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which in respect of Facility A is initially 0.60% per annum, in respect of Facility B is initially 0.70% per annum, in respect of Facility C is initially 0.70% per annum and in respect of Facility D is initially 0.50% per annum. Following the date falling 6 months after the date of the Acquisition Facilities Agreement, the margin in respect of each facility will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of the Guarantor.

Commitment fees are also payable from (and including) the date of the Acquisition Facilities Agreement to (and including): (i) in the case of Facility A, Facility B and Facility D, the date which is six months after the date of the Acquisition Facilities Agreement; and (ii) in the case of Facility C, the date which is 59 months after the date of the Acquisition Facilities Agreement. They are a percentage rate per annum on the day to day basis equal to: (i) 35% of the applicable margin on the undrawn amount of each of Facility A, Facility B, and Facility C; and (ii) 30% of the applicable margin on the undrawn amount of Facility D.

The Acquisition Facilities Agreement contains certain mandatory prepayment events, including: (i) illegality; and (ii) a change of control of the Guarantor.

The Acquisition Facilities Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from the Guarantor and certain other members of the Former Xstrata Group in favour of the lenders of the Acquisition Facilities, which are typical for this type of

credit agreement. It also contains: customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Acquisition Facilities.

Equity Bridge Facility

(H) The Equity Bridge Facility Agreement dated 17 May 2006 between, amongst others, Xstrata (Schweiz) AG, Deutsche Bank and JPMorgan Chase (Deutsche Bank and JPMorgan Chase together the "Equity Bridge Facility Lenders") (as amended by an amendment letter dated 3 August 2006 between Xstrata (Schweiz) AG and Deutsche Bank as facility agent under the Equity Bridge Facility Agreement).

The Equity Bridge Facility Agreement provides Xstrata (Schweiz) AG with a term loan facility for US$7.0 billion due on the earlier of: (i) six months after initial utilisation; and (ii) 15 May 2007 (the "Equity Bridge Facility").

The Equity Bridge Facility has been fully drawn for the purposes of satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which will initially be 0.40% per annum. Following the date falling six months after the date on which the Equity Bridge Facility Agreement was signed, the margin will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of the Guarantor.

The Equity Bridge Facility Agreement contains certain mandatory prepayment events, including: (i) illegality; (ii) fundraising; and (iii) a change of control of the Guarantor.

The Equity Bridge Facility Agreement contains representations, warranties and undertakings and contains a guarantee from the Guarantor and certain other members of the Former Xstrata Group in favour of the lenders of the Equity Bridge Facility, which are typical for this type of credit agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Equity Bridge Facility.

The Equity Bridge Facility is fully subordinated to the Acquisition Facilities and the Debt Bridge Facility such that the Equity Bridge Facility Lenders cannot enforce their rights to repayment or prepayment while either of the Acquisition Facilities or the Debt Bridge Facility remain outstanding. The only circumstance in which the Equity Bridge Facility may be repaid ahead of the Acquisition Facilities and the Debt Bridge Facility without the consent of the Acquisition Facilities Lenders and the Debt Bridge Facility Lenders is where the Guarantor uses the Equity Refinancing Amount.

Xstrata intends to use the net proceeds of the Rights Issue to repay in part the Equity Bridge Facility in accordance with its obligations under the Standby Equity Underwriting Letter.

(j) Pursuant to an agreement entered into between the Guarantor, Deutsche Bank, JPMorgan Cazenove and JPMSL on 17 May 2006 (the "Standby Equity Underwriting Letter"), Deutsche Bank and JPMSL have irrevocably undertaken, severally, and not jointly or jointly and severally, to underwrite, each as to 50%, one or more equity offerings by the Guarantor (and/or, subject to the approval of Deutsche Bank and JPMorgan Cazenove, such approval not to be unreasonably withheld or delayed, by one or more directly or indirectly owned subsidiaries of the Guarantor) to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Equity Refinancing Amount"). The net proceeds raised by way of such equity offering(s) will be used first to pay or repay amounts outstanding under the Equity Bridge Facility Agreement.

Under the Standby Equity Underwriting Letter, the Guarantor undertakes to effect one or more equity offerings, by itself or by one or more directly or indirectly owned subsidiaries as aforesaid, to pay or repay the Equity Refinancing Amount by the termination date of the Equity Bridge Facility Agreement (being the earlier of: (i) six months after initial utilisation of the

Equity Bridge Facility; and (ii) 15 May 2007) (the "Termination Date") at such price as is determined by the Guarantor, Deutsche Bank and JPMorgan Cazenove as described in paragraph (ii) below. The Guarantor has agreed to undertake a rights issue underwritten by Deutsche Bank and JPMSL of such number of Ordinary Shares as is necessary to pay or repay the Equity Refinancing Amount by the Termination Date to the extent that the Equity Refinancing Amount has not already been paid or repaid.

Xstrata intends to use the net proceeds of the Rights Issue to repay in part the Equity Bridge Facility in accordance with its obligations under the Standby Equity Underwriting Letter.

The Standby Equity Underwriting Letter also contains, amongst others, the following provisions:

(i) unless the Guarantor, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unreasonably withheld or delayed), determines otherwise, the Equity Refinancing Amount will be raised by way of an underwritten rights issue of Ordinary Shares to existing Shareholders. The Guarantor may, however, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unreasonably withheld or delayed), elect to raise the Equity Refinancing Amount through any one or more of the following:

  (A) an underwritten rights issue of Ordinary Shares or convertible unsecured loan stock ("Stock Units") or other securities to existing Shareholders ("Rights Issue");

  (B) an underwritten non-pre-emptive cash placing of Ordinary Shares ("Cash Placing");

  (C) an underwritten non-pre-emptive cash placing of Ordinary Shares owned by Batiss ("Batiss Placing"); and/or

  (D) such other method as the Guarantor, Deutsche Bank and JPMorgan Cazenove may agree;

(ii) Deutsche Bank, JPMorgan Cazenove, JPMSL and the Guarantor have agreed that the issue price of any Ordinary Shares, Stock Units or other securities, as the case may be, proposed to be issued in connection with any Rights Issue, Cash Placing and/or Batiss Placing will be determined by the Guarantor, Deutsche Bank and JPMorgan Cazenove at the time the relevant equity offering is launched acting reasonably and in good faith in the light of the then prevailing market conditions, any relevant Listing Rules requirements and/or Investor Protection Committee Guidelines, the market price of an Ordinary Share immediately prior to launch and, in the case of a Rights Issue, customary discounts to market price, but in any event the issue price will not be: (A) less than the pounds sterling equivalent of US$0.50 per new Ordinary Share; or (B) in the case of Stock Units, a price which would, upon conversion of any Stock Units, result in Ordinary Shares being issued at a discount to their nominal value;

(iii) the Guarantor, Deutsche Bank, JPMorgan Cazenove and JPMSL have undertaken to negotiate reasonably and in good faith the terms and conditions of any underwriting agreement to be entered into in connection with any equity offering by the Guarantor (and/or by one or more directly or indirectly owned subsidiaries of the Guarantor) to raise some or all of the Equity Refinancing Amount (each an "Underwriting Agreement"). In addition, the Guarantor, Deutsche Bank, JPMorgan Cazenove and JPMSL have agreed that the terms and conditions of any Underwriting Agreement will be customary for the type of equity offering it relates to, including, for example, the inclusion of an obligation for the Guarantor to prepare a prospectus (if necessary), the provision of standard warranties by the Guarantor and comfort letters in respect of any prospectus, customary indemnities in favour of Deutsche Bank, JPMorgan Cazenove and JPMSL, the obtaining of irrevocable undertakings (if any), customary conditions and termination provisions and customary *force majeure* provisions, if any;

(iv) the Guarantor has undertaken that until any amounts drawn down under the Equity Bridge Facility Agreement are repaid neither the Guarantor nor any subsidiary of the Guarantor will undertake any rights issue, placing or other form of capital markets fund

raising which is not managed by Deutsche Bank and JPMorgan Cazenove or underwritten by Deutsche Bank and JPMSL without Deutsche Bank and JPMorgan Cazenove's prior written consent (the "Undertaking"). Notwithstanding the above, if the board of directors of the Guarantor (the "Xstrata Board") believes that Deutsche Bank, JPMorgan Cazenove and/or JPMSL:

(A) are not acting reasonably and in good faith or in accordance with the provisions described in paragraph (ii) above in relation to the setting of the issue price of any Ordinary Shares or Stock Units, as the case may be, proposed to be issued in connection with any Rights Issue; and/or

(B) are not negotiating reasonably and in good faith the terms and conditions of any Underwriting Agreement in accordance with the provisions described in paragraph (iii) above,

the Guarantor will notify Deutsche Bank, JPMSL and JPMorgan Cazenove in writing of the Xstrata Board's belief and may then seek to agree a higher issue price (the "Third Party Issue Price") and/or terms and conditions more favourable than those being offered by Deutsche Bank and JPMSL (the "Third Party Terms"), with a third party or third parties. If the Guarantor is successful it will notify Deutsche Bank, JPMSL and JPMorgan Cazenove of that Third Party Issue Price and/or those Third Party Terms. If within 48 hours from receipt of such notice Deutsche Bank, JPMSL and JPMorgan Cazenove have not confirmed their irrevocable agreement to manage and underwrite the Rights Issue, Cash Placing and/or Batiss Placing, as the case may be, at that Third Party Issue Price and/or to enter into an Underwriting Agreement on terms no less favourable to the Guarantor (or the relevant subsidiary of the Guarantor) than the Third Party Terms, then the undertaking described in this paragraph (iv) shall cease to apply provided that the third party or third parties who has or have offered the Third Party Issue Price or the Third Party Terms has or have first offered to take a transfer of all of the rights and obligations of the lending banks and other relevant finance parties at par under the Equity Bridge Facility Agreement;

(v) in consideration of Deutsche Bank, JPMorgan Cazenove and JPMSL entering into the Standby Equity Underwriting Letter, the Guarantor has agreed to pay (or procure that the same are paid) in aggregate to Deutsche Bank and JPMorgan Cazenove a standby equity underwriting fee of up to 1.00% of US$7.0 billion (including VAT, if applicable) and an equity structuring fee of up to US$15,000,000 (including VAT, if applicable);

(vi) in addition to the fees payable as described in paragraph (v) above, if some or all of the Equity Refinancing Amount is raised through a Rights Issue, the Guarantor has agreed to pay (or procure that the same are paid) in aggregate to Deustche Bank JPMorgan Cazenove:

(A) aggregate commissions of between 0.75% and 2.00% of the aggregate value of the price at which Deutsche Bank and JPMSL underwrite the rights issue ("Underwritten Price") of the maximum number of underwritten securities; and

(B) an additional 0.125% of the aggregate value at the Underwritten Price of the maximum number of underwritten securities for each additional seven full days or part thereof following the initial period of 30 days from the date the final terms of the Rights Issue are publicly announced up to and including the second business day after the closing date of the Rights Issue, or, if earlier, the date when the obligations of Deutsche Bank, JPMorgan Cazenove and JPMSL in respect of the Rights Issue are terminated, lapse or cease to be capable of becoming unconditional; and

(vii) if the Xstrata Offer expires, or if Xstrata Canada announces that the Xstrata Offer has been terminated, in each case without Xstrata Canada taking up any Falconbridge Shares under the Xstrata Offer, or if all of the conditions to the Xstrata Offer are not satisfied or waived and/or Xstrata Canada has not announced that Xstrata Canada has taken up Falconbridge Shares under the Xstrata Offer by 15 May 2007, the Standby Equity Underwriting Letter and the undertakings in it automatically terminate.

If a third party or third parties has or have acquired the lending banks' rights and obligations under the Equity Bridge Facility Agreement in accordance with the provisions described in paragraph (iv) above, Deutsche Bank, JPMSL and JPMorgan Cazenove will cease to have any obligations under the Standby Equity Underwriting Letter upon giving written notice to the Guarantor.

(k) A sale and purchase agreement dated 15 May 2006 between Xstrata Peru S.A. ("Xstrata Peru") and BHP Peru Holdings Inc. and Global BHP Copper Ltd (the "Tintaya Vendors"), pursuant to which Xstrata Peru conditionally agreed to purchase and the Tintaya Vendors conditionally agreed to sell all of the Tintaya Vendors' shares in Tintaya, representing 99.981% of Tintaya's issued and outstanding shares. Under the agreement, Xstrata Peru or another Former Xstrata Group entity agreed to purchase the rights and obligations of BHP Finance (International) Inc. as lender under a loan to Tintaya. The total payment for the shares and loan is US$750 million, subject to adjustment for pre-closing changes in Tintaya's net working capital. The acquisition price comprised an initial cash consideration of US$634 million in respect of the shares being acquired and the assumption of US$116 million of debt.

An agreed price participation arrangement based on prevailing copper prices upon completion of the transaction resulted in further deferred cash payments to the Tintaya Vendors totalling US$25 million having to be paid during the 18 months from January 2007 to June 2008.

Two further conditional deferred payments of US$25 million each in cash may also be payable to the Tintaya Vendors. The first such amount will be payable in July 2009 if the LME copper price exceeds certain levels from July 2008 to June 2009. The second amount will be payable if either of the Antapaccay or Coroccohuayco satellite deposits reach certain production levels prior to 2020.

The deferred payments are guaranteed by Xstrata Holdings.

Under the agreement, Xstrata Peru made customary representations and warranties, about its authority to enter into the transaction, its ability to pay and certain related matters, and customary covenants covering the period after closing, including that within 60 days after closing Xstrata Peru will offer to purchase minority shareholders' shares in Tintaya on substantially the same terms on a price per share basis as those given to the Tintaya Vendors.

Xstrata Peru has agreed to indemnify the Tintaya Vendors for any direct losses arising out of a breach of any of Xstrata Peru's representations and warranties or covenants or for fraud by Xstrata Peru in connection with the agreement or Xstrata Peru's ancillary documents.

The Tintaya Acquisition completed on 21 June 2006.

(l) The Cerrejón Bridge Facility Agreement dated 8 May 2006 between, amongst others, Xstrata (Schweiz) AG, Barclays, Deutsche Bank, JPMorgan Chase and RBS (Barclays, Deutsche Bank, JPMorgan Chase and RBS together the "Cerrejón Bridge Facility Lenders").

The Cerrejón Bridge Facility Agreement provided Xstrata (Schweiz) AG with a 364-day revolving credit facility for US$2,500,000,000 with a term out extension option for an additional 364 days (the "Cerrejón Bridge Facility").

The Cerrejón Bridge Facility was utlised by the Former Xstrata Group for general corporate purposes and to fund the Cerrejón Acquisition.

Interest was payable on the loans at the rate which was the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which was 0.40% per annum.

A commitment fee was also payable at a percentage rate per annum on the day-to-day basis equal to 0.10% per annum on the undrawn amount of the Cerrejón Bridge Facility.

The Cerrejón Bridge Facility Agreement included certain mandatory prepayment events, including: (i) illegality; (ii) fundraising; and (iii) a change of control of the Guarantor.

The Cerrejón Bridge Facility Agreement contained representations, warranties and undertakings (including financial condition covenants and undertakings requiring the provision of a guarantee from the Guarantor and certain other members of the Former Xstrata Group) in favour of the lenders of the Cerrejón Bridge Facility which were typical for this type of credit agreement. It also contained customary events of default upon occurrence of which the lenders were entitled to and demand repayment of the Cerrejón Bridge Facility.

The Guarantor prepaid and cancelled the Cerrejón Bridge Facility using funds made available to it pursuant to the Acquisition Facilities Agreement. Members of the Enlarged Xstrata Group no longer have the right to borrow, nor the lenders any obligation to lend, funds pursuant to the Cerrejón Bridge Facility Agreement.

(m) The Cerrejón Acquisition Agreement, being a sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition, pursuant to which the Cerrejón Purchasers purchased, and the Cerrejón Vendors sold, and procured the transfer of the entire issued share capital of the Cerrejón Xstrata Group Companies and the share held by a Glencore nominee in one of the Cerrejón Operating Companies. The Cerrejón Xstrata Group Companies collectively hold a 331/3% interest in each of the Cerrejón Operating Companies.

The aggregate consideration payable by the Cerrejón Purchasers to the Cerrejón Vendors under the Cerrejón Acquisition Agreement was US$1,712 million, which included an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at 1 January 2006 (the "Effective Date") over the Cerrejón Purchasers' target net asset value of the Cerrejón Business. The Cerrejón Purchasers also paid to the Cerrejón Vendors interest on the purchase price from the Effective Date to closing on 12 May 2006 ("Closing") at LIBOR plus 0.75%. The purchase price was not subject to further adjustments for the working capital debt or cash position of the Cerrejón Business at Closing. The Cerrejón Vendors' share of profits and losses of the Cerrejón Business from the Effective Date to Closing was for the account of the Cerrejón Purchasers.

The Cerrejón Acquisition Agreement contained further provisions, customary for a transaction of that nature, to ensure that the economic effect of the transaction was a sale and purchase of the Cerrejón Business as of the Effective Date. Under these provisions, any leakage of value from the Cerrejón Target Companies or the Cerrejón Operating Companies to the Cerrejón Vendors (for example, any dividend paid by a Cerrejón Target Company to the Cerrejón Vendors) between the Effective Date and Closing was for the account of the Cerrejón Vendors on a US dollar for US dollar basis. To the extent that any such leakage occurred and the amount was agreed between the Cerrejón Purchaser and the Cerrejón Vendors prior to Closing, the relevant amount would be deducted from the purchase price. Conversely, any capital injection by the Cerrejón Vendors into the Cerrejón Target Companies or the Cerrejón Operating Companies (for example, any capital expenditure by the Cerrejón Vendors or the Cerrejón Operating Companies) between the Effective Date and Closing was for the account of the Cerrejón Purchasers on a US dollar for US dollar basis. To the extent that any such capital injection occurred and the amount was agreed between the Cerrejón Purchasers and the Cerrejón Vendors prior to Closing, the relevant amount would be added to the purchase price.

Under the Cerrejón Acquisition Agreement the Cerrejón Vendors gave certain warranties to the Cerrejón Purchasers concerning constitutional details, accounts, financial matters, mining interests and contracts of the Cerrejón Target Companies and the Cerrejón Operating Companies.

The Cerrejón Vendors have no liability for a breach of any warranty or any claim under the tax covenant (as described below and except in relation to a claim for unpaid 2002 income tax) unless any individual claim exceeds US$100,000 and unless all claims, in aggregate, exceed US$2 million. The maximum liability of the Cerrejón Vendors for all breaches of the warranties and for all claims under the tax covenant (as described below) is the purchase price. These limitations do not apply to any claims under the non-tax indemnities described below.

As is customary for a transaction of this nature, the Cerrejón Vendors agreed in a tax covenant to indemnify the Cerrejón Purchasers in respect of certain taxation liabilities of the

Cerrejón Target Companies and one third of certain taxation liabilities of the Cerrejón Operating Companies, which in each case are attributable to the period up to the Effective Date, including in relation to a claim for unpaid 2002 income tax and certain claims relating to stamp tax and VAT. The Cerrejón Vendors shall have no liability under the indemnity for unpaid 2002 income tax unless the amount claimed by the Cerrejón Purchasers exceeds US$3.5 million.

The Cerrejón Vendors have also agreed to indemnify the Cerrejón Purchasers against: (i) certain claims for unpaid mining royalties; (ii) claims relating to the privatisation of Cerrejón Zona Norte and its successors; and (iii) certain environmental and health claims by the inhabitants of certain areas where Cerrejón operates. The Cerrejón Vendors have no liability in respect of these claims unless the amount of the liability of the Cerrejón Vendors exceeds US$2 million.

(n) The following agreements, each dated 27 February 2006 except for the preference share subscription agreement described in paragraph (vi) below which is currently being finalised following the exercise of the option referred to in paragraph (iii) below (the "Second Preference Share Subscription Agreement"), in connection with the agreement of the Former Xstrata Group and ARM to establish a new black controlled coal mining company called ARM Coal, with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets, as described in Part XII — "Description of the Former Xstrata Group's business — Recent significant developments — Agreement to establish ARM Coal" in these Listing Particulars.

(i) an ordinary share subscription and shareholders' agreement (the "Ordinary Share Subscription and Shareholders' Agreement") between ARM, Xstrata (Schweiz) AG and Lexshell 676 Investments (Proprietary) Limited (the latter renamed ARM Coal, under which ARM and Xstrata (Schweiz) AG agreed to subscribe for ordinary shares in ARM Coal;

(ii) a preference share subscription and shareholders' agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal agreed to subscribe for preference shares in Xstrata South Africa using the proceeds received from ARM and Xstrata (Schweiz) AG for ordinary shares in ARM Coal under the Ordinary Share Subscription and Shareholders' Agreement;

(iii) an option agreement between Xstrata South Africa, ARM, ARM Coal and Xstrata (Schweiz) AG under which Xstrata South Africa agreed to grant ARM an option to subscribe for further preference shares in Xstrata South Africa to increase its participation by up to a further 10%. ARM exercised this option in full in August 2006 and accordingly will enter into the Second Preference Share Subscription Agreement;

(iv) a notarial joint venture agreement between Xstrata South Africa and ARM Coal in relation to the establishment of an unincorporated mining joint venture at Goedgevonden between Xstrata South Africa and ARM Coal (the "Goedgevonden Project"); and

(v) a facility agreement between Xstrata South Africa and ARM Coal under which Xstrata South Africa agreed to provide debt funding to ARM Coal of ZAR765 million (approximately US$98 million) in order for ARM Coal to acquire a 51% interest in the Goedgevonden Project and up to ZAR1,200 million (approximately US$153 million) in order for ARM Coal to make its contributions to the Goedgevonden Project during the feasibility phase and development phase of the Goedgevonden Project; and

(vi) the Second Preference Share Subscription Agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal will agree to subscribe for preference shares in Xstrata South Africa for a cash consideration of ZAR400 million (approximately US$51 million).

(o) A notarial sale and partnership agreement dated 22 February 2006 (the "Sale and Partnership Agreement") between Xstrata South Africa, Kagiso Platinum Venture (Proprietary) Limited ("KPV"), Rustenburg Platinum Mines Limited ("RPM") and Kagiso Trust Investments (Proprietary) Limited ("Kagiso"), in relation to the formation of a black economic

empowerment partnership with Kagiso, through the special purpose vehicle KPV, (the "XK Platinum Partnership") in respect of the Former Xstrata Group's former 50% interest in the Mototolo Joint Venture as described in Part XII — "Description of the Former Xstrata Group's business — Acquisitions, disposals and discontinued operations — Acquisitions and disposals" of these Listing Particulars and paragraph 12(t) below of this Part XVI.

Pursuant to the terms of the Sale and Partnership Agreement:

(i) the parties to the Sale and Partnership Agreement together with Mototolo Holdings (Proprietary) Limited ("MH") entered into a third addendum dated 22 February 2006 to the Mototolo Joint Venture Agreement dated 12 July 2005 between RPM, Xstrata South Africa and MH (as previously amended by a first addendum dated 30 August 2005 and a second addendum dated 22 September 2005) (the "Mototolo Joint Venture Agreement") in terms of which the XK Platinum Partnership has become a party to the Mototolo Joint Venture Agreement and assumed most of the rights and obligations of Xstrata South Africa; and

(ii) Xstrata South Africa, KPV, RPM and MH entered into an addendum dated 22 February 2006 to the shareholders' agreement dated 12 July 2005 between Xstrata South Africa and RPM as co-shareholders in MH, recognising the admission of KPV as a shareholder in MH.

In order to facilitate Kagiso's fundraising in relation to the Mototolo Joint Venture, Xstrata South Africa and Investec Bank Limited ("Investec") entered into a guarantee agreement dated 23 March 2006 (the "Guarantee Agreement"). Under the Guarantee Agreement, as security for certain of the obligations and responsibilities of KPV towards Investec in terms of a project loan facility agreement between KPV and Investec (the "PLF Agreement"), Xstrata South Africa has provided an on demand guarantee of the performance by KPV of the obligations of KPV to Investec under the PLF Agreement, limited to an amount of ZAR100 million (approximately US$13 million), until the technical completion date of the Mototolo Joint Venture project.

Xstrata South Africa, Investec and KPV also entered into a subordination agreement dated 23 March 2006, pursuant to which Xstrata South Africa agreed to subordinate certain of its claims against KPV in connection with Mototolo Joint Venture agreements in favour of and for the benefit of Investec's claims against KPV under the PLF Agreement.

Xstrata South Africa, RPM, MH, Investec, KPV and Kagiso also entered into a lender-sponsor agreement dated 29 March 2006 primarily to regulate the manner in which Investec will realise security, including ahead of any claims of Xstrata South Africa subject to the terms of the agreement, upon a default of the terms of the PLF Agreement and where KPV is in breach of certain of the provisions of the Sale and Partnership Agreement.

(p) A memorandum (the "RBCT Memorandum of Agreement") of agreement dated 7 October 2005, between Xstrata South Africa, Richards Bay Coal Terminal Company Limited, Ingwe Collieries Limited, Anglo Operations Limited, Total Coal South Africa (Proprietary "RBCTCL") Limited, Sasol Mining (Proprietary) Limited, Kangra Coal (Proprietary) Limited, Eyesizwe Coal (Proprietary) Limited and South Dunes Coal Company (Proprietary) Limited in relation to Phase V of the Richards Bay Coal Terminal in South Africa, which replaced a previous memorandum of agreement entered into in respect of Phase V, pursuant to which the parties agreed the terms of investment to increase the terminal capacity and grant access to common users. The RBCT Memorandum of Agreement was replaced by the RBCT Shareholders' Agreement described above in paragraph 12(h) of this Part XVI.

(q) On 6 September 2005, the Issuer issued the 2017 Convertible Debenture to Brascade which is convertible, at any time after 14 August 2006, into 4.00% exchangeable redeemable preference shares of the Issuer which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Debenture is guaranteed by the Guarantor and was issued at par, with a coupon of 4.00% per annum. Interest on the 2017 Convertible Debenture is payable semi-annually in arrear in equal instalments on 6 March and 6 September each year. The initial Exchange Price was 1713.15 pence per Ordinary Share. The Exchange Price was adjusted to 1527 pence per Ordinary Share as a result of the Rights Issue on 5 October 2006 in accordance with the terms of the 2017 Convertible Debenture.

Unless previously redeemed, converted or cancelled, the 2017 Convertible Debenture is redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest (if any). At any time after 14 August 2010, the Issuer is entitled, on giving notice, to redeem the 2017 Convertible Debenture at its principal amount plus unpaid accrued interest (if any). It is intended that the proceeds of the issue of the Bonds will be used to redeem the 2017 Convertible Debenture following the publication of these Listing Particulars. See Part VIII — "Use of proceeds" of these Listing Particulars.

(r) A facility agreement dated 18 August 2005 (the "Second Facility Agreement") pursuant to which Deutsche Bank and JPMorgan Chase, National Association provided a 364-day term facility for US$600,000,000 (the "Second Facility") which was made available to, and was utilised by, Xstrata (Schweiz) AG to fund the purchase of Falconbridge Shares by Xstrata Alberta pursuant to the Brookfield Purchase Agreement referred to below in paragraph 12(s) of this Part XVI.

Interest was payable on loans pursuant to the Second Facility at the rate which was the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the margin, which was 0.40% per annum.

The Second Facility included certain mandatory prepayment events, including: (i) illegality; (ii) a change of control of the Guarantor; (iii) disposal of assets (subject to certain thresholds); and (iv) incurring indebtedness for borrowed money and equity issues.

The Second Facility contained representations, warranties and undertakings (including financial condition covenants and undertakings) and contained a guarantee from the Guarantor and certain other members of the Former Xstrata Group in favour of the lenders of the Second Facility which were typical for this type of credit agreement. It also contained customary events of default upon the occurrence of which the lenders were entitled to and demand repayment of the Second Facility.

The Guarantor used part of the proceeds of the Placing to prepay and cancel the Second Facility. Members of the Enlarged Xstrata Group no longer have the right to borrow, nor the lenders any obligations to lend, funds pursuant to the Second Facility Agreement.

(s) A sale and purchase agreement (the "Brookfield Purchase Agreement") dated 14 August 2005 between the Guarantor, Xstrata Alberta, Brookfield (which was then known as Brascan Corporation), Brascade and 6287042 Canada Limited (the "Vendor"), pursuant to which the Former Xstrata Group acquired 73,115,756 Falconbridge Shares (the "Purchased Shares") for C$28.00 per share, for an aggregate purchase price of C$2,047,241,168 (the "Purchase Price").

The Purchase Price was paid by means of the delivery to the Vendor of two promissory notes made by Xstrata Alberta. One note, for US$1,327,345,890, was due and paid in cash on 22 August 2005. The second note, for US$375,000,000, was paid on 6 September 2005 through the issue to Brascade of the 2017 Convertible Debenture. The two promissory notes were secured with a pledge given by Xstrata Alberta in favour of the Vendor of the Purchased Shares on a basis proportionate to the principal amounts of the two promissory notes, which pledge has since been released. The 2017 Convertible Debenture was issued at par, has a 12-year term and bears interest at 4% per annum. Subject to its terms, it is convertible at any time at the option of the holder into approximately 12.1 million new Ordinary Shares based on a conversion price of £17.1315 per new Ordinary Share, representing a 35% premium to the closing price of the Ordinary Shares on 11 August 2005. The 2017 Convertible Debenture is redeemable by the Issuer at par plus accrued interest at any time after 14 August 2010.

Immediately following the publication of these Listing Particulars it is intended that the proceeds of the issue of the Bonds will be used to redeem the 2017 Convertible Debenture.

The Guarantor and Xstrata Alberta agreed in the Brookfield Purchase Agreement that if on or prior to 14 May 2006, the Guarantor, directly or through an affiliate, or any person acting jointly or in concert with the Guarantor, publicly announced an intention to merge with Falconbridge whereby the Guarantor, or any person acting jointly or in concert with the Guarantor, would acquire a majority portion of Falconbridge's business, or announced an intention to make an offer to the shareholders of Falconbridge to acquire sufficient Falcon-

bridge Shares to own a majority of the outstanding Falconbridge Shares, in either case for a price per Falconbridge Share in excess (the "Excess Amount") of C$28.00, then within five days of the completion of either such transaction, the Guarantor and Xstrata Alberta would pay to the Vendor in cash the product of the Excess Amount and the number of Falconbridge Shares acquired pursuant to the Brookfield Purchase Agreement.

The Brookfield Purchase Agreement also provided that until such time as a nominee of the Guarantor was elected or appointed to the board of directors of Falconbridge, Brookfield, Brascade and the Vendor would: (i) exercise the voting rights appertaining to any junior preference shares of Falconbridge beneficially owned by them from time to time to nominate and vote for one individual whom the Guarantor had, acting reasonably, approved as a nominee to serve as a director of Falconbridge; and (ii) if requested to do so by the Guarantor, would cause one of their two nominees serving as a director of Falconbridge and representing the holders of the junior preference shares of Falconbridge to resign as a director, unless prior to such request one of these nominees had already resigned, upon prior notice to the Guarantor and without being requested by the Guarantor to do so. The holders of the junior preference shares are entitled to vote as a class to elect two directors to the board of directors of Falconbridge, but otherwise do not generally have the right to vote at meetings of the shareholders of Falconbridge. On 20 October 2005, the Guarantor waived its right to require the exercise of the rights appertaining to the junior preference shares in Falconbridge to nominate and vote for the Guarantor nominee to the board of Falconbridge.

Each of Brookfield, Brascade and the Vendor agreed in the Brookfield Purchase Agreement not to sell any junior preference shares of Falconbridge until 13 October 2005, other than to affiliates of Brookfield. After 13 October 2005, if any of Brookfield, Brascade or the Vendor (the "Brookfield Offeror") desires to sell any of the Falconbridge junior preference shares beneficially owned by it (the "Offered Shares"), the Brookfield Offeror must provide Xstrata Alberta with the right of first offer in respect of those shares, by providing Xstrata Alberta with a notice that indicates the number of Offered Shares and the price at which the Brookfield Offeror wishes to sell the Offered Shares. In order to purchase the Offered Shares, Xstrata Alberta must, within 48 hours of receipt of the notice, provide a written response indicating that it will purchase all of the Offered Shares at the offer price. If Xstrata Alberta fails to provide a response within 48 hours of receipt-of the notice, then Xstrata Alberta will be deemed to have waived its rights to purchase any of the Offered Shares. If the response does not provide for the purchase of all of the Offered Shares at the offer price, then the Brookfield Offeror may, within 60 days following the expiration of the notice period, enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).

(t) The Mototolo Joint Venture Agreement, being a notarial pooling and sharing agreement between Xstrata South Africa, RPM (a member of the Anglo Platinum group) and MH, dated 12 July 2005 (as amended by a first addendum dated 30 August 2005, a second addendum dated 22 September 2005 and a third addendum dated 22 February 2006), pursuant to which Xstrata South Africa and RPM entered into an unincorporated joint venture (the "Mototolo Joint Venture") in respect of platinum group metal ("PGM") resources in Mpumalanga Province in South Africa. Xstrata South Africa and RPM initially had an equal 50% participation interest in the Mototolo Joint Venture, although Xstrata South Africa's participation reduced to 37% as of 11 May 2006 in connection with the arrangements described above in paragraph 12(o) of this Part XVI.

Under the Mototolo Joint Venture Agreement, Xstrata South Africa agreed to develop and operate the underground mine, contributing its expertise in mechanised room and pillar mining, while RPM agreed to construct and manage a 200,000 tonnes per month PGM concentrator.

In terms of a concentrate sale agreement between RPM and Xstrata South Africa, dated 12 July 2005, RPM also agreed to purchase Xstrata South Africa's share of PGM concentrate for further smelting refining and marketing of finished product and Xstrata South Africa agreed to construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and to purchase RPM's share of chrome concentrate.

(u) An agreement between Xstrata Queensland Limited ("Xstrata Queensland") and Universal Resources Limited ("Universal") dated 11 March 2005, providing Xstrata Queensland with the right to explore and options to acquire 51% of the Roseby copper deposits in the Mount Isa area in north west Queensland, Australia. Under the agreement, Xstrata Queensland agreed to invest A$6.6 million (approximately US$5.0 million) in Universal, a listed Australian exploration company, by way of a placement of 30 million shares of Universal at an issue price of A$0.22 per share. This represented 13.2% of Universal's issued capital.

Of Xstrata Queensland's investment in Universal, A$4.4 million was agreed to be used to part-fund the planned Roseby Feasibility Project. Xstrata Queensland was also granted an option to acquire a direct 51% interest in this project at its then market value.

The remaining A$2.2 million was agreed to be used to fund an exploration project undertaken by Xstrata Queensland for additional copper sulphide mineralisation within the Roseby tenement area during 2005 and 2006. Known as the Sulphide Extension Exploration Project (SEEP), principal exploration targets were expected to be beneath and adjacent to the native copper deposits within the Roseby Feasibility Project. It was agreed that an option would be granted to Xstrata Queensland to earn 51% equity in SEEP either by expending a minimum of A$10 million plus delivering a bankable feasibility study or by A$15 million expenditure on exploration.

In addition, Xstrata Queensland secured the option to purchase future copper concentrate production from Roseby that is not subject to prior off-take agreements.

(v) An option contract dated 1 October 2004 between Empresa Minera del Centro del Peru S.A. ("Centromin") and Xstrata Peru S.A. ("Xstrata Peru") relating to the grant of an option for a term of four years, with the potential to extend for a further two years.

The agreement was entered into following the Former Xstrata Group winning the right, in August 2004, to explore and the option to develop the Las Bambas copper-gold-molybdenum project in Southern Peru following an international bid process conducted by ProInversion (Peru's Private Investment Promotion Agency).

The consideration for the initial option was US$91m of which US$45.5m was paid to a trust fund established for the benefit of the local community. In addition US$500,000 and US$750,000 for each six months in year 5 and year 6 of the option respectively. On the exercise of the option, Centromin agreed to execute a transfer agreement relating to the transfer of mining tenements covering approximately 35,000 hectares and including the Chalcobamba, Ferrobamba, Sulfobamba and Charcas deposits and other assets to the Guarantor.

The Las Bambas copper project is within the Southern Peru copper belt, which hosts a series of major copper operations including Toquepala and Cuajone (SPCC), the Tintaya operation and Cerro Verde (Phelps Dodge). It is located in the district of Apurimac, 260 kilometres from Cuzco. Exploration work indicated a resource in excess of 500 million tonnes and copper grades of over 1%.

Xstrata Peru continues to progress work and liaise with ProInversion, Centromin and the Government of Peru to complete exploration and feasibility work in accordance with the option contract. During or at the end of this period, Xstrata Peru has the right to exercise its option to develop the copper operation.

(w) A US$1,400,000,000 multi-currency revolving facilities and subscription agreement dated 28 May 2004 ("the First Facility Agreement") pursuant to which Barclays Bank PLC, BNP Paribas SA, London Branch, Deutsche Bank AG London, Dresdner Bank Luxembourg SA, HSBC Bank PLC, J.P. Morgan Europe Limited, RBS and other lenders provided general purpose working capital facilities (the "First Facilities") to Xstrata (Schweiz) AG and certain other members of the Former Xstrata Group. The First Facility Agreement was entered into in the ordinary course of business and is on customary terms.

The First Facilities consisted of: (i) a 60-month term loan facility for US$1,000,000,000 ("Facility A"); and (ii) a 364-day revolving loan facility with an extension option for US$400,000,000 ("Facility B").

Interest was payable on loans pursuant to the First Facilities at the rate which was the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the margin, which in respect of Facility A was 0.50% per annum and in respect of Facility B was 0.40% per annum.

The First Facilities included certain mandatory prepayment events, including: (i) illegality; (ii) a change of control of the Guarantor; (iii) disposal of assets (subject to certain thresholds); and (iv) incurring indebtedness for borrowed money and equity issues.

The First Facility Agreement contained representations, warranties and undertakings (including financial condition covenants and undertakings) and contained a guarantee from the Guarantor and certain other members of the Former Xstrata Group in favour of the lenders of the First Facilities, which were typical for this type of credit agreement. The First Facility Agreement also contained customary events of default upon the occurrence of which the lenders were entitled to and demand repayment of the First Facilities.

The Guarantor prepaid the First Facilities using funds made available to it pursuant to the Acquisition Facilities Agreement. Members of the Enlarged Xstrata Group no longer have the right to borrow, nor the lenders any obligation to lend, funds pursuant to the First Facility Agreement.

(x) A notarial pooling and sharing agreement between Xstrata South Africa and Merafe Resources Limited ("Merafe") dated 23 February 2004 (the "Pooling and Sharing Agreement") establishing the Xstrata Merafe Chrome Venture, pursuant to which the parties pool their respective South African chrome and ferrochrome assets in the Pooling and Sharing Venture ("PSV") and share in the earnings from such assets.

The Enlarged Xstrata Group's Chrome Business assets consist of five operating chromite mines and 18 ferrochrome furnaces, all of which are managed through the PSV. Two of the ferrochrome furnaces were until 16 November 2005 owned in a 50/50 production joint venture, known as the Gemini Joint Venture, with Samancor Limited ("Samancor"), a major South African ferrochrome producer. Merafe concluded a transaction with Samancor which resulted in Merafe replacing Samancor in the Gemini Joint Venture and all associated mining activities with effect from 16 November 2005. The assets and business of the Gemini Joint Venture and certain strategic chrome reserves which were also acquired as part of the transaction have been incorporated within the PSV. The assets are now managed along with all of the other PSV assets and fall under the control and management of the Joint Board of the PSV.

Xstrata South Africa's attributable interest in the PSV is staggered over time, with its current participation of 83% scheduled to decrease to 79.5% from 1 July 2006. Immediately following the formation of the PSV on 1 July 2004, Merafe's participation was 11%. Under the terms of the pooling arrangements, Merafe's interest increased to 14% on 1 July 2005, to 17% on 16 November 2005 and following the contribution of its share of the Gemini Joint Venture assets, again increased to 20.5% from 1 July 2006.

The following addenda and adjustment agreements have been entered into in relation to the above arrangements:

(i) an addendum dated 8 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(ii) a second addendum dated 30 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(iii) a third addendum dated 25 June 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to reinstate the Pooling and Sharing Agreement with effect from 31 May 2004, extend the date of fulfilment of the suspensive conditions contained in the Pooling and Sharing Agreement and amend the provisions of the Pooling and Sharing Agreement relating to EBITDA and capital expenditure;

(iv) a fourth addendum dated 8 December 2004 between Xstrata South Africa and Merafe, pursuant to which the parties amended various provisions in the Pooling and Sharing Agreement pertaining to EBITDA, net working capital, environmental obligations, maintenance capital, the inclusion by Xstrata South Africa of a further asset in the PSV and various other miscellaneous issues;

(v) an agreement dated 3 May 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome and Mining (Proprietary) Limited ("Merafe Ferrochrome") in relation to the adjustment of the parties' respective participation interests in the PSV, pursuant to which the parties agreed to amend the Pooling and Sharing Agreement so that Merafe's share in the PSV would increase to 17%; and

(vi) a fifth addendum dated 15 November 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome, pursuant to which the parties conditionally agreed to amend the Pooling and Sharing Agreement to make provision for the inclusion of the Project Lion ferrochrome expansion project as part of the PSV and the consequent adjustment of Merafe's share in the PSV so that, with effect from 1 July 2006, Merafe's share in the PSV increased to 20.5%.

Xstrata South Africa, Merafe and Merafe Ferrochrome are currently discussing a sixth addendum agreement pursuant to which it is expected Xstrata South Africa will agree to loan to the PSV US$100 million. It is expected that the sixth addendum agreement will provide that until Merafe has repaid the loan together with interest at the prime rate, EBITDA cash distributions to Merafe in terms of the Pooling and Sharing Agreement will be subject to certain restrictive provisions and until otherwise agreed by the parties, Xstrata South Africa will be entitled to a pro rata portion of the EBITDA cash distributions made to Merafe.

(y) On 15 August 2003, the Issuer issued the 2010 Convertible Bonds, which are convertible at the option of the holder, at any time after 26 September 2003, into 3.95% exchangeable redeemable preference shares of the Issuer which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2010 Convertible Bonds are guaranteed by the Guarantor and were issued at par and bear a coupon of 3.95% per annum. Interest on the 2010 Convertible Bonds is payable semi-annually in arrear in equal instalments on 15 February and 15 August each year. The initial exchange price is £6.10. Unless previously redeemed or converted or purchased and in each case cancelled, the 2010 Convertible Bonds will be redeemed on 15 August 2010 (the "2010 Convertible Bonds Final Maturity Date") at their principal amount plus unpaid accrued interest (if any). Prior to the 2010 Convertible Bonds Final Maturity Date, the Issuer may, in certain circumstances, on giving notice, redeem all but not some only of the 2010 Convertible Bonds then outstanding at their principal amount plus unpaid accrued interest (if any).

(z) The Relationship Agreement dated 20 March 2002 between the Guarantor and Glencore International regulating the continuing relationship between the parties and ensuring the Guarantor is capable of carrying on its business independently of Glencore and of Glencore International as controlling shareholder, a description of which is set out in Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Relationship with controlling shareholder" of these Listing Particulars.

13. Public takeovers

There have been no public takeover offers by third parties in respect of the Guarantor's shares during the last and current financial year.

14. Litigation

Enlarged Xstrata Group

Except as set out below, neither the Guarantor nor any other member of the Enlarged Xstrata Group is engaged in or, so far as the Guarantor is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of these Listing Particulars), a significant effect on the Guarantor and/or the Enlarged Xstrata Group's financial position or profitability.

Total Coal arbitration and court proceedings

There are arbitration proceedings pending between Tavistock Collieries (Proprietary) Limited ("Tavistock"), a member of the Former Xstrata Group, and Total Coal South Africa (Proprietary) Limited ("Total Coal"). The aforesaid arbitration proceedings relate to a joint venture agreement between Tavistock and Total Coal. The joint venture agreement has been cancelled. The arbitration proceedings are concerned with, amongst other things:

(a) the dissolution of the joint venture and the manner in which the assets contributed to the joint venture by the parties are to be distributed;

(b) a determination as to which party breached the joint venture agreement;

(c) a claim for damages by Tavistock from Total Coal of an amount of ZAR835,963,019.19 (approximately US$107 million); and

(d) a claim for damages by Total Coal from Tavistock of an amount of ZAR1,734,082,000.00 (approximately US$221 million).

The aforesaid claims for damages are amounts referred to in the pleadings exchanged between the parties and remain subject to determination in terms of the arbitration proceedings. The Guarantor is of the view that Tavistock is entitled to dissolve the joint venture as a result of a breach by Total Coal.

On 2 May 2006, summonses were served on Tavistock, Xstrata South Africa, Duiker Mining (Pty) Ltd ("Duiker"), Phoenix Collieries (Pty) Ltd ("Phoenix") and other parties outside of the Enlarged Xstrata Group in respect of a South African High Court action instituted by Total Coal. The relief claimed by Total Coal in the action is concerned with following:

(a) various declaratory orders relating to, amongst other things, Total Coal's alleged undivided interest in the ATCOM mining area and the alleged obligations of Tavistock, Xstrata South Africa and Duiker in terms of a letter agreement dated 15 August 2002 between Total Coal, Tavistock, Xstrata South Africa (Proprietary) Limited and Duiker Mining (Pty) Ltd concerning the mining authorisation and subsequent mining right in respect of the ATC and ATCOM mining areas (the "Letter Agreement");

(b) alternatively, an order that Tavistock, Xstrata South Africa and Duiker pay damages to Total Coal amounting to ZAR1,494,854,000.00 (approximately US$191 million); and

(c) that the arbitration agreement between Tavistock and Total Coal be ordered in terms of section 3(2) of the South African Arbitration Act 42 of 1965 to cease to have effect in relation to all issues arising from this action.

Prior to Total Coal amending the relief sought by it in the arbitration, Total Coal sought, amongst other things, an order that Tavistock take all reasonable steps to ensure that the mining authorisation was reflected as vesting in Tavistock and Total Coal jointly in the relevant permits and/or records and/or registry of the relevant authorities.

Total Coal also sought a declaration that in the event that either of the parties subsequently seeks partition of the property rights co-owned by the parties to the joint venture, that such partition is to be effected by dividing the joint operating assets equally between them.

Total Coal relied upon, amongst other things, the provisions of the Letter Agreement, which provides that Tavistock, Duiker and Xstrata undertake to deal with the mining authorisation as if Total Coal is the registered co-holder thereof.

After the amendment effected by Total Coal to its relief sought in the arbitration, it now seeks substantially the same relief in the High Court proceedings.

Arbitration proceedings were conducted between the parties during the period from 22 May 2006 to 15 June 2006. At the conclusion of the arbitration session (on 15 June 2006) the arbitration tribunal issued an award which has substantially disposed of the issue relating to the manner in which the assets contributed by the parties to the joint venture are to be distributed. Further arbitration proceedings were conducted in September 2006. The purpose of such arbitration proceedings is to deal, amongst other things, with the effect of the Letter Agreement. Currently, various interlocutory applications pertaining to the Letter Agreement remain pending before the arbitration panel and the

merits concerning the effect of Letter Agreement have not been fully dealt with. The arbitration proceedings have now been adjourned until February 2007.

It is not possible to state with any certainty when all of the disputes between Tavistock and Total Coal will be finalised.

Based on legal advice obtained, the Guarantor is of the view that the Enlarged Xstrata Group's prospects of success in the arbitration and in the High Court proceedings are good.

Hualfin proceedings

The Argentinean Municipality of Hualfin and its directors notified Minera Alumbrera Limited ("MAA"), in which the Enlarged Xstrata Group has a 50% interest, of proceedings against MAA in April 2005. The claim, for an amount of ARS474 million (approximately US$153 million) (relating to principal, interest and penalties) which was notified to MAA in May 2006, is in respect of alleged unpaid tax and royalties for the period from 1999 to 2004. MAA's position is that the claim is unjustified and/or unconstitutional and the existing Fiscal Stability Regime and Argentinean Constitution provide MAA with the requisite protection. MAA has filed a remedy with the Municipality for it to revoke the resolution specifying the amount of the claim. The remedy has not yet been resolved by the Municipality and negotiations with the Municipality continue. Based on legal advice obtained, the Guarantor is of the view that the prospects of MAA being liable for the claim are low.

Sulphuric acid class action lawsuits

Class action lawsuits have been filed in various jurisdictions in the United States with respect to alleged sulphuric acid marketing and sales anti-trust violations by the Falconbridge Group. These lawsuits have been consolidated into the District Court in Chicago, with those filed in state court in California having been consolidated into the San Francisco state court. Falconbridge is vigorously defending these actions and has asserted that they are without merit. The plaintiffs claim actual damages in the amount of approximately US$160 million, before trebling, plus attorney fees and costs. Under the relevant US antitrust law, if the plaintiffs were to be successful then the actual damages assessed by the jury would be automatically trebled. Based on the strength of the available defences, the weakness of the plaintiffs' claims, the amount of previously negotiated settlements by third parties and legal advice obtained, the Guarantor believes that it is unlikely that the plaintiffs will recover the damages sought.

Issuer

The Issuer is not engaged in nor, so far as the Issuer is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of these Listing Particulars), a significant effect on the Issuer's financial position or profitability.

15. Bases and sources

General

The Enlarged Xstrata Group operates in industries in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated and except as described below in relation to third party information:

- the industry and market data in these Listing Particulars have been extracted without material amendment from the Enlarged Xstrata Group's management records;
- the non-financial operating data included in these Listing Particulars have been extracted without material amendment from the Enlarged Xstrata Group's management records;
- the financial information included in these Listing Particulars in respect of the Former Xstrata Group has been extracted without material amendment from the financial statements and the financial information which has been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars, namely the 2006 Xstrata Interim Report, the Xstrata Annual Reports and Accounts and the Guarantor's accounting records.

- the financial information included in these Listing Particulars in respect of the Falconbridge Group has been extracted without material amendment from the financial statements and financial information which have been incorporated by reference into these Listing Particulars as described in Part III — "Information incorporated by reference" of these Listing Particulars, and the Falconbridge Group's accounting records;
- the financial information included in these Listing Particulars in respect of Cerrejón and the Cerrejón Business has been extracted without material amendment from the audited financial statements in respect of Cerrejón and Cerrejón's accounting records; and
- the financial information included in these Listing Particulars in respect of Tintaya has been extracted without material amendment form the audited financial statements of Tintaya and Tintaya's accounting records.

Information from third party sources

The information contained in these Listing Particulars that has been extracted from a third party source comprises the market capitalisation information referred to in Part II — "Presentation of information — Market and industry information — Competitive statements" of these Listing Particulars which is sourced from Bloomberg and Datastream. This information has been accurately reproduced and, so far as the Issuer is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

16. Effect of issue of the Bonds

As at the date of these Listing Particulars, assuming that all the Bonds are converted into Preference Shares, those Preference Shares are exchanged into Ordinary Shares at the Exchange Price of 1527 pence per Ordinary Share (being the initial Exchange Price of 1713.15 pence less the downwards adjustment to the Exchange Price of 186.15 pence expected to take effect on 13 October 2006) and all New Shares have been issued, 13,575,432 new Ordinary Shares will be issued on exchange of those Preference Shares and existing Shareholders (including the holders of the New Shares) will be diluted by 1.4 per cent.

17. Expenses of the admission to trading

The Guarantor estimates that the total expenses of the admission to trading of the Bonds will be approximately £430,000 (approximately US$804,000).

18. Securities law considerations

18.1 The Bonds, the Guarantees, the Preference Shares and the Ordinary Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S. In addition, until 40 days after the issue of the Bonds, an offer or sale of the Bonds, the Guarantees, the Preference Shares or the Ordinary Shares within the United States by any dealers may violate the registration requirements of the Securities Act.

18.2 No action has been taken in any jurisdiction by the Issuer or the Guarantor that would or is intended to permit a public offering of the Bonds in any jurisdiction where action for that purpose is required.

18.3 Persons into whose possession these Listing Particulars come are advised to inform themselves about and to observe any restrictions relating to the offering, sale, purchase or delivery of the Bonds or the possession or the distribution of these Listing Particulars or any other material relating to the Bonds, in all cases at their own expense. These Listing Particulars do not constitute an offer to purchase or a solicitation of any offer to sell any of the Bonds in any jurisdiction.

19. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following

the date of publication of these Listing Particulars at the office of the Principal Paying, Transfer, Conversion and Exchange Agent:

(a) the memorandum of association and Articles of the Guarantor;

(b) the memorandum and articles of association of the Issuer;

(c) the Xstrata Annual Reports and Accounts, including the audited consolidated accounts and the independent auditors' reports for each of the years ended 31 December 2004 and 2005;

(d) the audited accounts and the independent auditors' reports of the Issuer for each of the years ended 31 December 2004 and 2005;

(e) the 2006 Xstrata Interim Report;

(f) the Trust Deed, the Paying, Transfer, Conversion and Exchange Agency Agreement and the Deed Poll;

(g) the information incorporated by reference into these Listing Particulars as described in the section of these Listing Particulars headed "Part III — Information incorporated by reference"; and

(h) these Listing Particulars.

PART XVII — FINANCIAL INFORMATION OF THE ISSUER

Introduction

The financial statements for the years ended 31 December 2004 and 31 December 2005, which were approved by the board of directors of the Issuer on 1 September 2006, and reported on by the auditors, Ernst & Young, Vondellaan 4, Oranjestad, Aruba, are set out below.

The financial statements for the years ended 31 December 2004 and 31 December 2005 of the Issuer have been prepared in accordance with UK GAAP. Effective for the year ended 31 December 2005, the Issuer continued to prepare its accounts in accordance with UK GAAP. However, UK GAAP changed to comply with IFRS and accordingly the Issuer changed its UK GAAP accounting policies where relevant. When required by UK GAAP, the 2004 comparative amounts disclosed have been restated to be consistent with the 2005 amounts. Note 2 of the financial statements for the year ended 31 December 2005 provides details of the new standards adopted and sets out the changes made to the comparatives.



INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF XSTRATA CAPITAL CORPORATION AVV

We have audited the Company's financial statements for the year ended 31 December 2004, which comprise the Profit and Loss Account, Balance Sheet, Statement of Cash Flows and the related notes 1 to 15. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom accounting standards.

Our responsibility is to audit the financial statements in accordance with United Kingdom Auditing Standards and to report to you our opinion as to whether the financial statements give a true and fair view.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed or audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2004, and of its profit for the year then ended in accordance with accounting principles generally accepted in the United Kingdom.

Aruba, September 1, 2006

2742 586/062/er

Ernst + Young

Ernst & Young

Xstrata Capital Corporation AVV

PROFIT AND LOSS ACCOUNT
for the Year Ended 31 December 2004

	Notes	Year Ended 31 December 2004 US$000	Year Ended 31 December 2003 US$000
TURNOVER		—	—
Administrative expenses		(658)	(781)
Other income / (expenses)		168	2
OPERATING LOSS	2	(490)	(779)
Interest receivable on loans to group undertakings		236,748	275,947
Interest receivable on loans to third parties		12,409	9,237
Bank interest receivable		13,744	5,634
Interest payable to third parties (Convertible Bonds)		(23,700)	(8,888)
Amortized conversion bond finance costs		(1,706)	(642)
Bank interest payable		(2)	(80)
Foreign exchange gain		78,549	49,225
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		315,552	329,654
Dividends	3	(507,000)	(598,900)
RETAINED PROFIT FOR THE FINANCIAL YEAR		(191,448)	(269,246)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended 31 December 2004 US$000	Year Ended 31 December 2003 US$000
Profit for the year	315,552	329,654
Exchange gains on long term investments	345,365	795,514
	660,917	1,125,168

Xstrata Capital Corporation AVV

BALANCE SHEET
at 31 December 2004

	Notes	At 31 December 2004 US$000	At 31 December 2003 US$000
FIXED ASSETS			
Tangible fixed assets	4	16	25
Investments and participations	5	121,587	121,479
Investments — loans to Group undertakings	6	4,832,553	4,803,139
		4,954,156	4,924,643
CURRENT ASSETS			
Debtors — amounts falling due after more than one year	7	163,795	83,767
Debtors — amounts falling due within one year	7	438,377	259,291
Cash at bank		208	142
		602,380	343,200
TOTAL ASSETS		5,556,536	5,267,843
CURRENT LIABILITIES			
Creditors — amounts falling due within one year	8	(577,901)	(509,831)
		(577,901)	(509,831)
NON CURRENT BORROWINGS			
Creditors — amounts falling due after more than one year	8	(590,407)	(588,701)
		(590,407)	(588,701)
TOTAL LIABILITIES		(1,168,308)	(1,098,532)
TOTAL ASSETS LESS TOTAL LIABILITIES		4,388,228	4,169,311
CAPITAL AND RESERVES			
Equity shareholders' funds — ordinary shares			
Called up share capital	9	15	15
Share premium account	10	3,337,179	3,272,179
Profit and loss account	10	1,051,034	897,117
		4,388,228	4,169,311

The financial statements were approved by the Board on September 1, 2006 and signed on its behalf by:

DIRECTOR

/s/ MARC INGWERSEN

Marc Ingwersen

Xstrata Capital Corporation AVV

STATEMENT OF CASH FLOWS
for the Year Ended 31 December 2004

	Notes	Year Ended 31 December 2004 US$000	Year Ended 31 December 2003 US$000
NET CASH (OUTFLOW/INFLOW FROM OPERATING ACTIVITIES	12(a)	(34,179)	(383)
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		89,691	94,408
NET CASH OUTFLOW FROM RETURNS ON INVESTMENT AND SERVICING OF FINANCE		89,691	94,408
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Payments to acquire tangible fixed assets		—	(1)
Payments to acquire fixed asset investments		315,843	(1,144,831)
NET CASH OUTFLOW ON CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		315,843	(1,144,832)
EQUITY DIVIDENDS PAID		(437,995)	(98,900)
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING		(66,640)	(1,149,707)
FINANCING			
Issue of share capital		85,000	1,591,489
Repayment of paid in capital		(20,000)	(1,030,560)
Convertible Bonds		1,706	588,701
CASH INFLOW FROM FINANCING		66,706	1,149,630
(DECREASE)/INCREASE IN CASH		66	(77)
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT			
Increase (decrease) in cash		66	(77)
Change in net funds		66	(77)
MOVEMENT IN NET FUNDS		66	(77)
NET FUNDS AT BEGINNING OF PERIOD		142	219
NET FUNDS AT END OF PERIOD	12(b)	208	142

Xstrata Capital Corporation AVV

NOTES TO THE ACCOUNTS
at 31 December 2004

1. ACCOUNTING POLICIES

Basis of preparation

The accounts are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Investments

Investments are carried at cost less impairment.

Tangible fixed assets

Tangible fixed assets are recorded at cost.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over its expected useful life, as follows:

Property, plant and equipment - over 4 years

Convertible Bond Finance Cost

Instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders' funds. Convertible financial instruments are recognised at inception at the fair value of the proceeds received net of issue costs in liabilities. The carrying amount of the convertible borrowing is increased by finance cost in respect of each period less any payments made. On redemption, any difference between the carrying amount of the liability and the payment made is recognised in the profit and loss account. On conversion, the carrying amount is allocated to equity, with no gain or loss recognised.

Revenue

Interest income is recognised as earned on an accruals basis using the effective interest method. Income on other services is recognised when the service has been rendered, when the amount of revenue (and associated costs) can be reliably measured and it is probable that economic benefits will flow to the company.

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of transaction. Monetary assets and liabilities at the balance sheet date are translated at year end rates of exchange. Exchange differences arising are reported as part of the result for the year. Exchange gains and losses on long term loan investments are recorded in equity when specific criteria are met.

2. OPERATING LOSS

	Year Ended 31 December 2004 US$000	Year Ended 31 December 2003 US$000
This is stated after charging:		
Depreciation of owned fixed assets	9	10
Auditors remuneration	18	2

NOTES TO THE ACCOUNTS — (Continued)
at 31 December 2004

3. DIVIDEND

	Year Ended 31 December 2004 US$000	Year Ended 31 December 2003 US$000
Interim dividend paid on ordinary shares	7,000	98,900
Final Dividend	500,000	500,000

4. TANGIBLE FIXED ASSETS

	Property, Plant & Equipment US$000
Cost:	
At 1 January 2004	39
Additions	—
At 31 December 2004	39
Depreciation:	
At 1 January 2004	14
Charge for year	9
At 31 December 2004	23
Net book value:	
31 December 2004	16

5. INVESTMENTS AND PARTICIPATION

	At 31 December 2004 US$000	At 31 December 2003 US$000
Investment in fellow subsidiary undertakings	121,479	121,479
Investment third party	108	—
	121,587	121,479

6. INVESTMENTS — LOANS TO GROUP UNDERTAKINGS

	At 31 December 2004 US$000	At 31 December 2003 US$000
Cost		
At 1 January	4,803,139	2,984,273
Disposals (additions)	(315,951)	1,023,352
Translation adjustments	345,365	795,514
At 31 December	4,832,553	4,803,139

7. DEBTORS

	At 31 December 2004 US$000	At 31 December 2003 US$000
Amounts falling due after more than one year		
Loans to third parties	120,508	59,014
Accrued income third parties	43,287	24,753
	163,795	83,767

	At 31 December 2004 US$000	At 31 December 2003 US$000
Amounts falling due within one year		
Amounts due from fellow subsidiary undertakings	1,007	12,994
Accrued income — fellow subsidiary undertakings	432,216	241,142
Amounts due from third parties	3	4
Accrued income third parties	5,151	5,151
	438,377	259,291

8. CREDITORS:

	At 31 December 2004 US$000	At 31 December 2003 US$000
Amounts falling due within one year		
Accruals and deferred income	8,896	8,895
Amounts due to fellow subsidiary undertakings	—	936
Accrued Dividend payable	569,005	500,000
	577,901	509,831

	At 31 December 2004 US$000	At 31 December 2003 US$000
Amounts falling due after one year		
External Bond Issue	600,000	600,000
Arrangement fees	(9,593)	(11,299)
	590,407	588,701

On 15 August 2003, the company issued US$600 million of Convertible Bonds due 15 August 2010 convertible at the option of the holder into fully paid Xstrata plc ordinary shares. As consideration for the Xstrata plc issuing shares to the holders of the bonds the Company will issue 600,000 preference shares to Xstrata plc. The Convertible Bonds are guaranteed by the Xstrata plc and were issued at par and bear a coupon of 3.95% per annum. They will be convertible at any time after 26 September 2003 at the option of the holder into 61,180,977 ordinary shares in Xstrata plc based on a conversion price of GBP6.10 (US$9.81 converted into GBP at a fixed exchange rate) per ordinary share, a 39.6% premium to the closing price of Xstrata plc's ordinary shares on August 1, 2003. On the giving of not less than 30 days notice, the Convertible Bond may be called by the company at par

plus accrued interest if the share price is 30% higher than the conversion price for 20 dealing days within a 30-day period, at any time on or after 6 September 2007. If 85% or more of the bonds originally issued have been converted and/or redeemed, then the remainder of the bonds can be redeemed by the company. If not converted or previously redeemed, the Convertible Bonds will be redeemed at par on 15 August 2010.

9. CALLED UP SHARE CAPITAL

	Authorised		Allotted Called Up and Fully Paid	
	2004 No.	2003 No.	2004 No.	2003 No.
Ordinary (Class A) shares of US$1 each	20,000	20,000	15,020	15,020
Class B Shares	20,000	20,000	51	51
Non-voting preferred shares	1,000,000	1,000,000	—	—
	1,040,000	1,040,000	15,071	15,071

On 20 October 2004 the board approved as share premium on the 49 shares A with value fully paid for cash of us$ 85,000,000.

10. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENT ON RESERVES

	Share Capital US$000	Share Premium Account US$000	Profit and Loss Account US$000	Total Shareholders' Funds US$000
Balance at 1 January 2003	15	2,711,250	370,849	3,082,114
Profit for the year	—	—	329,654	329,654
Exchange gain on long term investments	—	—	795,514	795,514
Dividends	—	—	(598,900)	(598,900)
Proceeds of shares issues	—	1,591,489	—	1,591,489
Capital Redemption	—	(1,030,560)		(1,030,560)
Balance at 31 December 2003	15	3,272,179	897,117	4,169,311
Profit for the year	—	—	315,552	315,552
Exchange gain on long term investments	—	—	345,365	345,365
Dividends	—	—	(507,000)	(507,000)
Proceeds of share issues		85,000	—	85,000
Capital Redemption		(20,000)	—	(20,000)
Balance at 31 December 2004	15	3,337,179	1,051,034	4,388,228

11. RELATED PARTY TRANSACTIONS

No disclosure has been made of transactions with fellow subsidiary undertakings, in accordance with paragraph 3(c) of FRS.8 'Related Party Disclosures', as the company is a wholly owned subsidiary of Xstrata plc. There were no transactions with any other related parties in 2003 and 2004.

12. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of operating loss to net cash (outflow)/inflow from operating activities:

	Year Ended 31 December 2004 US$000	Year Ended 31 December 2003 US$000
Operating loss	(490)	(779)
Depreciation	9	10
(Decrease)/increase in creditors	(935)	9,822
(Increase) in debtors	(32,763)	(9,436)
	(34,179)	(383)

(b) Analysis of net debt:

	At 1 January 2003 US$000	Cash Flows US$000	At 31 December 2003 US$000
Cash at bank	219	(77)	142
	219	(77)	142

	At 1 January 2004 US$000	Cash Flows US$000	At 31 December 2004 US$000
Cash at bank	142	66	208
	142	66	208

13. ULTIMATE CONTROLLING PARTY

The company's ultimate controlling party is Xstrata plc.

14. POST BALANCE SHEET EVENTS

During 2006 US$368,891,000 of the US$600 million Guaranteed Convertible Bonds due in 2010 was converted at the option of the holders into 37,615,177 Xstrata plc shares. These shares were issued in exchange for 368,891 preference shares in Xstrata Capital Corporation AVV issued under the conversion mechanisms in place.

During 2006 US$50.9 million due from third parties at 31 December 2004 was settled for proceeds of approximately US$128 million.

During 2006 US$53.7 million due from third parties at 31 December 2004 was converted via agreements between the parties into additional investments in subsidiaries.

None of the above transactions have been reflected in the 31 December 2004 financial statements.

15. FINANCIAL INSTRUMENTS

The company is exposed to foreign exchange risk and interest rate risk in the normal course of business.

Foreign Currency Risk

The company is exposed to foreign currency risk, primarily in respect of its receivables.

Interest Rate Risk

The interest rate profile of the company as at 31 December 2004 is:

	US$000	Weighted Average Interest Rate Per Annum
Fixed Rate		
Loans to Group Undertakings	4,832,553	4.91
Loans to third parties	120,508	13.99
Convertible bond	600,000	3.95
Floating Rate		
Cash at bank	208	

The interest rate profile of the Company at 31 December 2003 was:

	US$000	Weighted Average Interest Rate Per Annum
Fixed Rate		
Loans to Group Undertakings	4,803,139	4.95
Loans to third parties	59,014	13.99
Convertible bond	600,000	3.95
Floating Rate		
Cash at bank	142	

All other financial instruments are non-interest bearing.

Credit Risk

The company is generally exposed to credit risk in respect of its receivable. Where concentrations of risk exist management closely monitors this. Credit risk is minimal as the majority of receivables are from other Xstrata Group companies.

Fair Value

The fair value of the convertible borrowings at 31 December 2004 is US$1,140.8 million (2003: US$792.5 million.)



INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF XSTRATA CAPITAL CORPORATION AVV

We have audited the Company's financial statements for the year ended 31 December 2005, which comprise the Profit and Loss Account, Balance Sheet, Statement of Cash Flows and the related notes 1 to 16. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' responsibilities the directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom accounting standards.

Our responsibility is to audit the financial statements in accordance with United Kingdom Auditing Standards and to report to you our opinion as to whether the financial statements give a true and fair view.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company as at 31 December 2005, and of its profit for the year then ended in accordance with accounting principles generally accepted in the United Kingdom.

Aruba, September 1, 2006

2742 586/061/er

Ernst + Young

Ernst & Young

Xstrata Capital Corporation AVV

PROFIT AND LOSS ACCOUNT
for the Year Ended 31 December 2005

	Notes	Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 US$000 (Restated)
TURNOVER		—	—
Administrative expenses		(509)	(658)
Other (expenses) income		(7)	168
PROFIT BEFORE INTEREST AND TAXATION	3	(516)	(490)
Interest receivable on loans to group undertakings		553,823	236,748
Interest receivable on loans to third parties		14,311	12,409
Bank interest receivable		9,863	13,744
Interest payable to third parties (Convertible Bonds)		(39,013)	(23,700)
Unrealized loss on interest rate swaps		(2,179)	—
Amortized conversion bond finance costs		(1,317)	(1,706)
Bank interest payable		—	(2)
Foreign exchange gain		90	423,914[1]
PROFIT BEFORE TAXATION		535,062	660,917
Withholding tax expense		(27,682)	—
ATTRIBUTABLE PROFIT		**507,380**	**660,917**
Dividends	4	(1,000,000)	(507,000)
RETAINED PROFIT FOR THE FINANCIAL YEAR		(492,620)	153,917

[1] The 2004 Foreign Exchange Gain is restated by US$345,365 and the Dividend Accrual is restated by US$500,000. Refer to note 2.

Xstrata Capital Corporation AVV

STATEMENT OF RECOGNISED GAINS AND LOSSES / RECONCILIATION OF SHAREHOLDERS' FUNDS for the Year Ended 31 December 2005

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

		Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 US$000 (Restated)
Profit for the year		507,380	660,917
Gains on available for sale financial assets	11	108,383	—
Amounts recycled from other reserves	11	(2,255)	
Total recognised gains and losses relating to the year		**613,508**	**660,917**
Impact of adoption of FRS 25 & FRS 26 (refer note 2)	11	2,698	
Total recognised gains and losses since last financial statements		**616,206**	**660,917**

RECONCILIATION OF SHAREHOLDERS' FUNDS

	Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 US$000 (Restated)
Total recognised gains and losses	613,508	660,917
Dividends	(1,000,000)	(507,000)
New share capital subscribed	664	—
Share premium on shares issued	1,837,545	85,000
Capital redemption	—	(20,000)
Equity component of convertible borrowings	56,033	—
Total movement during the year	**1,507,750**	**218,917**
Adoption of FRS 25 & FRS 26 (refer note 2)		
Adjustment to profit and loss account	—	(8,885)
Recognition of equity component of convertible borrowings	—	63,430
Adjustment to other reserves	—	11,583
Total adjustments	—	**285,045**
Shareholders' funds at the beginning of the year		4,669,311
Shareholders' funds at the beginning of the year (after adjustments)	4,954,356	—
Shareholders' funds at the end of the year	**6,462,106**	**4,954,356**

Xstrata Capital Corporation AVV

BALANCE SHEET
at 31 December 2005

	Notes	At 31 December 2005 US$000	At 31 December 2004 US$000
FIXED ASSETS			
Tangible fixed assets	5	6	16
Investments and participations	6	939,586	121,587
Investments-loans to Group undertakings	7	6,335,734	4,832,553
		7,275,326	4,954,156
CURRENT ASSETS			
Debtors-amounts falling due within one year	8	761,452	438,377
Debtors-amounts falling due after more than one year	8	—	163,795
Cash at bank		130	208
		761,582	602,380
TOTAL ASSETS		8,036,908	5,556,536
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	9	(706,874)	(77,901) [2]
NET CURRENT ASSETS		54,708	524,479
TOTAL ASSETS LESS CURRENT LIABILITIES		7,330,034	5,478,635
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Convertible bonds and debentures	9	(858,248)	(590,407)
Derivative financial liabilities	9	(9,680)	—
		(867,928)	(590,407)
TOTAL LIABILITIES		(1,574,802)	(668,308)
ATTRIBUTABLE NET ASSETS		6,462,106	4,888,228
CAPITAL AND RESERVES			
Called up share capital	10,11	679	15
Share premium account	11	5,174,724	3,337,179
Profit and loss account	11	1,049,529	1,551,034
Other reserves	11	117,711	—
Convertible bond	11	119,463	—
SHAREHOLDERS FUNDS — EQUITY INTERESTS		6,462,106	4,888,228

The financial statements were approved by the Board on September 1, 2006 and signed on its behalf by:

DIRECTOR

/s/ MARC INGWERSEN

Marc Ingwersen

---

[2] The 2004 dividend accrual is restated by US$ 500,000.

Xstrata Capital Corporation AVV

STATEMENT OF CASH FLOWS
for the Year Ended 31 December 2005

	Notes	Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 US$000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	13(a)	(566,120)	(34,179)
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		523,124	89,691
NET CASH OUTFLOW FROM RETURNS ON INVESTMENT AND SERVICING OF FINANCE		523,124	89,691
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Repayment of loans to Group undertakings		46,145	315,843
Payments to acquire fixed asset investments		(447)	—
NET CASH OUTFLOW ON CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		45,698	315,843
EQUITY DIVIDENDS PAID		(513,643)	(437,995)
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING		(510,941)	(66,640)
FINANCING			
Issue of share capital		510,863	85,000
Repayment of paid in capital		—	(20,000)
Convertible Bonds		—	1,706
CASH INFLOW FROM FINANCING		510,863	66,706
(DECREASE)/INCREASE IN CASH		(78)	66
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT			
Increase (decrease) in cash		(78)	66
Change in net funds		(78)	66
MOVEMENT IN NET FUNDS		(78)	66
NET FUNDS AT BEGINNING OF PERIOD		208	142
NET FUNDS AT END OF PERIOD	13(b)	130	208

NOTES TO THE ACCOUNTS
at 31 December 2005

1. ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with applicable UK accounting standards (refer to note 2 for changes in these standards). Xstrata Capital Corporation AVV (the Company) has adopted the following principal accounting policies:

The functional currency of the Company is US$ dollars.

Property, plant and equipment

Property, plant and equipment is recorded at cost.

Depreciation

Depreciation is provided on all items of property, plant and equipment at rates calculated to write off the cost of each asset evenly over its expected useful life, as follows:

Property, plant and equipment - over 4 years

Impairment

The carrying amounts of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amounts. Such review is undertaken on income generating units.

If the carrying amount of an asset exceeds its recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing recoverable amount for property, plant and equipment, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value using a market-determined discount rate.

Financial Assets

As outlined in Note 2 financial instruments have been accounted for in accordance with historic UK GAAP prior to 1 January 2005 when FRS 25 and 26 were adopted.

FRS 25 & 26 policy

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss directly attributable transaction costs.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Loans and receivables are derecognised when the Company no longer has a right to receive cash flows from the asset.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any other category. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account.

Listed share investments are carried at fair value based on stock exchange quoted prices at the balance sheet date. Unlisted shares in subsidiaries are carried at fair value where it can be reliably obtained, otherwise they are stated at cost less any impairment.

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's length market transitions; reference to current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

Impairment of financial assets

Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost (that would have been measured if there had been an impairment) at the reversal date.

Investments carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the profit and loss account. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit.

Derivative financial instruments and hedging

The Company uses swap contracts to hedge its risks associated with interest rate risk. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative

contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, interest rate swaps are classified as fair value hedges. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the Company's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation.

Historic UK GAAP policy

Investments are carried at cost less any provision for impairments which are recognised when it is assessed that the carrying amount of the asset is no longer recoverable.

The Company is exposed to interest rate risks. The Company may use swap contracts to reduce its exposure to such risks. Hedge accounting is applied whereby gains and losses on these contracts are recognised in the period to which the gains and losses of the underlying transactions relate. Where the underlying transaction can no longer be identified, gains or losses on the hedge contract are recognised in the profit and loss account. Where the hedge contracts are terminated early and the underlying transaction can no longer be identified, the gain or loss on the terminated hedge contract is recognised in the profit and loss account. Where the hedged transaction is still expected to occur, the gain or loss on the terminated hedge transaction is deferred until the underlying transaction occurs.

Convertible Bond

As outlined in Note 2 financial instruments have been accounted for in accordance with historic UK GAAP prior to 1 January 2005 when FRS 25 and 26 were adopted.

FRS 25 & 26 policy

On issue of the convertible instrument, the fair value of the liability component is determined using a market rate for a non-convertible instrument. This value is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity and the amount of gain or loss relating to the liability element in profit or loss.

The finance costs recognised in respect of the convertible borrowings will include the accretion of the liability component to the amount that will be payable on redemption.

Historic UK GAAP Policy

Instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in the shareholders' funds. Convertible finance instruments are recognised at inception at the fair value of the proceeds received net of issue costs in liabilities. The carrying amount of the convertible borrowing is increased by finance cost in respect of each period less any payments made. On redemption, any difference between the carrying amount of the liability and the payment made is recognised in the profit and loss account. On conversion, the carrying amount is allocated to equity, with no gain or loss recognized.

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded in $US at the rate of exchange ruling at the date of transaction. Foreign currency monetary assets and liabilities at the balance sheet date are translated at year end rates of exchange. Exchange differences are recorded in the profit and loss account.

Effective 1 January 2005, Xstrata Finance agreed to assume the risk and rewards of foreign exchange gains and losses on receivables held by the Company relating to other Xstrata Group companies in currencies other than the United States dollar, as shown on the balance sheet of Xstrata Capital on 31 December 2004 ("the Receivables") and any additional such receivables which may arise thereafter.

At each calendar month end, commencing 31 January 2005, Xstrata Capital will calculate the foreign currency gains or losses arising on the revaluation of the receivables, based on the month end currency exchange rates, and compensation will be due to or from Xstrata Finance for an amount equal to the calculated gain or loss respectively.

Xstrata Shares held by Batiss

The shares held by Batiss will either be used by the Group as a source of financing for future acquisitions, in keeping with the Group's growth strategy, or placed in the market.

The total balance of the shares is reported as an available for sale financial asset in the balance sheet of the company.

Revenue

Interest income is recognised as earned on an accruals basis using the effective interest method.

Income on other services is recognised when the service has been rendered, when the amount of revenue (and associated costs) can be reliably measured and it is probable that economic benefits will flow to the company.

Comparatives

Where necessary, comparatives have been adjusted to disclose them on the same basis as the current period.

Use of estimates

The presentation of these financial statements in conformity with generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from these estimates.

2. CHANGE OF ACCOUNTING POLICIES

As outlined in Note 1 these financial statement have been prepared in accordance with applicable UK accounting standards. In preparing the financial statements for the current year, the Company has adopted the following Financial Reporting Standards (FRS) for the first time.

- FRS 21 Events after the Balance Sheet Date;
- FRS 23 The effects of changes in foreign exchange rates;
- FRS 25 Financial instruments: Disclosure and presentation;
- FRS 26 Financial instruments: Measurement; and
- FRS 28 Corresponding Amounts

All standards have been retrospectively applied except for FRS 25 and FRS 26 which have only been applied from 1 January 2005.

The adoption of FRS 21 has resulted in changes in the accounting for dividends, whilst the adoption of FRS 23 has resulted in changes in the accounting for foreign currency gains. The adoption the of FRS 25 and 26 has resulted in changes in the accounting for investments, hedging and convertible financial instruments (refer below).

The adoption of FRS 25 and FRS 26 has decreased the profit of the company by US$7.5 million in the year to 31 December 2005. There has been no material impact on the profit and loss account in 2005 from the adoption any other standards.

The adoption of FRS 23 increased the profit of the prior year by US$345,365. There was no material impact from the adoption of other standards.

FRS 21

The company now accrues for a dividend if the dividend has been appropriately approved and is no longer at the discretion of the entity whereas previously it recorded an accrual for dividends payable when the dividend was proposed to shareholders.

FRS 23

The company previously recorded foreign currency exchange gains and losses on long term investments and borrowings directly in equity. The company now includes such amounts in its profit and loss account.

FRS 25 and 26

FRS 25 and FRS 26 were adopted with effect from 1 January 2005 and as permitted, the 2004 comparatives have not been restated. The main impacts of these standards for the Company are:

- Derivative financial instruments are initially recorded at fair value and then for reporting purposes remeasured to fair value at subsequent balance sheet dates.

  Changes in the fair value of derivative financial instruments that are designated as and are effective as fair value hedges of assets or liabilities are taken to the profit and loss account. The carrying value of the hedged item is adjusted for the gains or losses attributed to the risk being hedged with the gain or loss being recorded in the profit and loss account.

  Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the profit and loss account as they arise.

- Financial assets are classified and measure din accordance with FRS 26. The impact of this on the Company is that available-for-sale financial assets are initially reported at fair value plus transaction costs when entered into and then for reporting purposes are re-measured to fair value at subsequent balance sheet dates with the movements in the fair value being deferred in a separate component of equity until the investment is impaired or disposed of, when the cumulative gain or loss deferred in equity is reclassified in the profit and loss account.

- The liability component of convertible financial instruments is measured using a market rate for an equivalent non-convertible instrument with the difference between the proceeds received on issuing the instrument and the liability component being allocated to a separate component of equity. The liability component is re-measured on an amortised cost basis until extinguished on conversion or redemption. On conversion, the carrying amount of the liability component is allocated to equity, with no gain or loss being recognised. On redemption, any difference between the amount of the liability component and payments made is recognised in the profit and loss account.

Prior to the adoption of FRS 25 and 26:

- Investments are carried at cost less any provision for impairments which are recognised when it is assessed that the carrying amount of the asset is no longer recoverable.

- Hedge accounting is applied whereby gains and losses on the swap contracts are recognised in the period to which the gains and losses of the underlying transactions related. Where the underlying transaction can no longer be identified, gains or losses on the hedge contract are recognised in the profit and loss account. Where the hedge contracts are terminated early and the underlying transaction can no longer be identified, the gain or loss on the terminated hedge contract is recognised in the profit and loss account. Where the hedged transaction is still expected to occur, the gain or loss on the terminated hedge transaction is deferred until the underlying transaction occurs.

- Convertible financial instruments are recognised at inception as liabilities at the fair value of the proceeds received net of issue costs. The carrying amount of the instrument is increased by the finance cost for each period less payments made. On redemption, any difference between the carrying amount of the liability and the payments made is recognised in the profit and loss account. On conversion, the carrying amount is allocated to equity, with no gain or loss recognised on conversion.

The main differences that arise as a result of the changes in policy are outlined in the reconciliation below and relate to:

- All derivatives being brought onto the balance sheet at fair value.

- Instruments classified as available-for-sale being separately classified and measured at fair value.

- The liability component of convertible financial instruments being re-measured with an adjustment to equity.

	Previously Reported UKGAAP	Reclassifications	Adoption of FRS 25 & 26	Restated UKGAAP
	US$000	US$000	US$000	US$000
Non Current Assets				
Tangible fixed assets	16			16
Investments and Participations	121,587	50,876	9,328	181,791
Available for sale financial assets				
Investments — Loans to Group Undertakings	4,832,553			4,832,553
Derivative financial assets	—		11,077	11,077
Current Assets				
Debtors — amounts falling due after more than one year	163,795	(50,876)		112,919
Debtors — amounts falling due within one year	438,377			438,377
Cash at bank	208			208
Derivative financial assets	—		2,255	2,255
Total Assets	5,556,536	—	22,660	5,579,196
Current Liabilities				
Creditors — amounts falling due within one year	(77,901)			(77,901)
Non current liabilities				
Convertible Bond		(590,407)	43,468	(546,939)
Creditors — amounts falling due after more than on year	(590,407)	590,407	—	—
Total liabilities	(668,308)	—	43,468	(624,840)
Total assets less total liabilities	4,888,228		66,128	4,954,356
Capital and reserves				
Equity shareholders' funds — ordinary shares:				
Called up share capital	15			15
Share premium account	3,337,179			3,337,179
Profit and loss account	1,551,034		(8,885)	1,542,149
Other reserves			11,583	11,583
Convertible Bond — equity component			63,430	63,430
Total Shareholders funds	4,888,228		66,128	4,954,356

Notes to the reconciliation

- The fair value of the liability component of the convertible borrowings on issue date was determined using a market rate for a non-convertible instrument. The remaining balance of US$63.4 million was allocated to a separate component of equity, net of issue costs. The amortised cost adjustment on the liability component of US$10.0 million was adjusted to Retained earnings. The interest payable on the bond was swapped from a fixed to floating interest rate and the fair value of this interest rate swap of US$11.1 million has been recorded in non-current Derivative financial assets, US$9.9 million adjusted against the carrying value of the Convertible borrowings and US$1.2 million adjusted to Retained earnings.
- An interest rate swap from floating to fixed rates with a fair value of US$2.3 million has been recorded in current Derivative financial assets and Other reserves.

- Available for sale financial assets were reclassified and revalued to fair value based on the stock exchange quoted price at balance sheet date. This resulted in an increase of the value to the investment by US$9.3 million.

3. OPERATING LOSS

	Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 $000
This is stated after charging:		
Depreciation of owned fixed assets	10	9
Auditors remuneration	10	18

4. DIVIDEND

	Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 $000
Declared and paid during this year:		
Final dividend for 2003	—	500,000
Final dividend for 2004	500,000	—
Interim dividend paid on ordinary shares	—	7,000
Final Dividend 2005 (approved but unpaid)	500,000	—

5. TANGIBLE FIXED ASSETS

	Property Plant & Equipment US$000
Cost:	
At 1 January 2005	39
Additions	—
At 31 December 2005	39
Depreciation:	
At 1 January 2005	23
Charge for year	10
At 31 December 2005	33
Net book value:	
31 December 2005	6

6. INVESTMENTS AND PARTICIPATIONS

	At 31 December 2005 US$000	At 31 December 2004 US$000
Investment in subsidiary undertakings	121,479	121,479
Available for sale financial assets	818,107	
Investment third parties	—	108
	939,586	121,587

Available for sale financial assets primarily relate to the shares in Xstrata plc held by the Company through Batiss, purchased as part of Xstrata's Equity Capital Management Program.

7. INVESTMENTS-LOANS TO GROUP UNDERTAKINGS

	At 31 December 2005 US$000	At 31 December 2004 US$000
At 1 January	4,832,553	4,803,139
Additions / (Disposals)	1,503,181	(315,951)
Translation adjustments	—	345,365
At 31 December	6,335,734	4,832,553

8. CURRENT ASSETS

Loans and other receivables:	At 31 December 2005 US$000	At 31 December 2004 US$000
Amounts falling due within one year:		
Amounts due from fellow subsidiary undertakings	908	1,007
Amounts due — accrued income — fellow subsidiary undertakings	638,381	432,216
Amounts due from third parties	62,364	3
Amounts due — accrued income third parties	59,799	5,151
	761,452	438,377
Amounts falling due after more than one year.		
Amounts due from third parties	—	120,508
Amounts due — accrued income third parties	—	43,287
	—	163,795

9. CREDITORS:

Trade and other payables	At 31 December 2005 US$000	At 31 December 2004 US$000
Accruals and deferred income	13,661	8,896
Amounts due to fellow subsidiary undertakings	137,751	—
Accrued dividend payable	555,462	69,005[3]
	706,874	77,901

Convertible Bond	At 31 December 2005 US$000	At 31 December 2004 US$000
Convertible bonds	554,395	600,000
Bond issue costs	(7,690)	(9,593)
Convertible Bond Fair Value Adjustment (Interest rate swap)	(8,664)	
Convertible debenture	320,207	—
	858,248	590,407

[3] The 2004 dividend accrual is restated by US$500,000.

Convertible Bonds

On 15 August 2003, the company issued US$600 million of Convertible Bonds due 15 August 2010 convertible at the option of the holder into fully paid Xstrata plc ordinary shares. As consideration for the Xstrata plc issuing shares to the holders of the bonds the company will issue 600,000 preference shares to Xstrata plc. The Convertible Bonds are guaranteed by the Xstrata plc and were issued at par and bear a coupon of 3.95% per annum. They will be convertible at any time after 26 September 2003 at the option of the holder into 61,180,977 ordinary shares in Xstrata plc based on a conversion price of GBP6.10 (US$9.81 converted into GBP at a fixed exchange rate) per ordinary share, a 39.6% premium to the closing price of Xstrata plc's ordinary shares on August 1, 2003. On the giving of not less than 30 days notice, the Convertible Bond may be called by the company at par plus accrued interest if the share price is 30% higher than the conversion price for 20 dealing days within a 30-day period, at any time on or after 6 September 2007. If 85% or more of the bonds originally issued have been converted and/or redeemed, then the remainder of the bonds can be redeemed by the company. If not converted or previously redeemed, the Convertible Bonds will be redeemed at par on 15 August 2010. The liability component of the Convertible Bonds is carried at amortised cost based on an effective interest rate of 5.85% per annum.

The fixed interest rate on the bonds has been swapped to a floating rate. The swap has been accounted for as a fair value hedge.

Convertible Debenture

On 6 September 2005, the company issued a US$375 million Convertible Debenture to Brascan, due 14 August 2017, convertible at the option of the holder into fully paid Xstrata plc ordinary shares. As consideration for the Xstrata plc issuing shares to the holder of the debenture the company will issue 375,000 preference shares to Xstrata plc. The Convertible Debenture is guaranteed by the Xstrata plc and was issued at par, with a coupon of 4.0% per annum. It will be convertible at any time on or after 14 August 2006 at the option of the holder into 12,100,332 ordinary shares in Xstrata plc based on a conversion price of GBP17.13 (US$30.99 converted into GBP at a fixed exchange rate) per ordinary share, representing a 35% premium to the closing price of Xstrata plc's ordinary shares on 11 August 2005. On the giving of not less than 30 days' notice, the Convertible Debenture may be called by the company at par plus accrued interest, at any time after 14 August 2010. If not converted or previously redeemed, the Guaranteed Convertible Debenture will be redeemed at par on 14 August 2017. The liability component of the Convertible Bonds is carried at amortised cost based on an effective interest rate of 5.74% per annum.

	At 31 December 2005 US$000	At 31 December 2004 US$000
Derivative financial liabilities	(9,680)	—
	(9,680)	—

10. CALLED UP SHARE CAPITAL

	Authorised		Allotted (Called) Up and Fully Paid	
	2005 No.	2004 No.	2005 No.	2004 No.
Ordinary (Class A) shares of US$1 each	20,000	20,000	15,020	15,020
Class B Shares	20,000	20,000	51	51
Non-voting preferred shares	5,000,000	1,000,000	1,327,346	—
	5,040,000	1,040,000	1,342,417	15,071

On 14 November 2005 an amendment to company's articles of incorporation has been adopted to increase the authorised share capital of the company to increase the non-voting preferred shares to 5,000,000 shares with a nominal value of US$0.50 per share.

11. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENT ON RESERVES

	Share Capital	Share Premium Account	Profit and Loss Account	Convertible Bonds	Other Reserves	Total Shareholders Funds
	US$000	US$000	US$000	US$000	US$000	US$000
Balance at 1 January 2004	15	3,272,179	1,397,117[4]			4,669,311
Profit for the year			660,917[5]			660,917
Dividends			(507,000)			(507,000)
Proceeds of share issues		85,000				85,000
Capital Redemption		(20,000)				(20,000)
At 31 December 2004	***15***	***3,337,179***	***1,551,034***			***4,888,228***
Adjustments on adoption of FRS 25 and FRS 26			(8,885)	63,430	11,583	66,128
Balance at 1 January 2005	***15***	***3,337,179***	***1,542,149***	***63,430***	***11,583***	***4,954,356***
Profit for the year			507,380			507,380
Dividends			(1,000,000)			(1,000,000)
Proceeds of share issues	664	1,837,545				1,838,209
Amounts recycled on discontinuance of hedging					(2,255)	(2,255)
Fair value adjustment — available-for-sale assets					108,383	108,383
Convertible instrument issued				56,033		56,033
Balance at 31 December 2005	***679***	***5,174,724***	***1,049,529***	***119,463***	***117,711***	***6,462,106***

(4) After reclassification of US$500,000 dividend accrual

(5) After reclassification of US$345,365 foreign exchange gains

On 28 June 2005, the board approved as share premium on the total shares A with value fully paid for cash of US$154,986.

On 29 July 2005 the board approved as share premium on the total shares A with value fully paid for cash of US$230,217.

On 24 November 2005 the board approved as share premium on the total shares A with value fully paid for cash of US$125,660.

On December 2005 1,327,346 Non voting preferred shares, with a nominal value of US$664 were issued fully paid for US$1,327,346.

12. RELATED PARTY TRANSACTIONS

No disclosure has been made of transactions with the fellow subsidiary undertakings in accordance with paragraph 3(c) of FRS8 'Related Party Disclosures', as the company is a wholly owned subsidiary of Xstrata plc. There were no transactions with any other related parties in 2004 and 2005.

13. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of operating loss to net cash (outflow)/inflow from operating activities:

	Year Ended 31 December 2005 US$000	Year Ended 31 December 2004 US$000
Operating loss	(516)	(490)
Depreciation	10	9
Increase/(decrease) in creditors	15,437	(935)
(Increase) in debtors	(581,051)	(32,763)
	(566,120)	(34,179)

(b) Analysis of net debt:

	At 1 January 2004 US$000	Cash Flows US$000	At 31 December 2004 US$000
Cash at bank	142	66	208
	142	66	208

	At 1 January 2005 US$000	Cash Flows US$000	At 31 December 2005 US$000
Cash at bank	208	(78)	130
	208	(78)	130

During the year the Company issued a convertible debenture with a face value of US$375 million. The issuance of this debenture is not included in the Statement of Cash Flows (refer to note 9). Certain other transactions that occurred during the year were not settled in cash prior to year end.

14. ULTIMATE CONTROLLING PARTY

The company's ultimate controlling party is Xstrata plc

15. POST BALANCE SHEET EVENTS

Subsequent to year end US$368,891,000 of the US$600 million Guaranteed Convertible Bonds due in 2010 was converted at the option of the holders into 37,615,177 Xstrata plc shares. These shares were issued in exchange for 368,891 preference shares in Xstrata Capital Corporation AVV issued under the conversion mechanisms in place.

All available for sale assets, recorded at 31 December 2005 have been sold for proceeds of US$1,337.7 million. All amounts recorded, at 31 December 2005, in other reserves for these assets will be released to the profit and loss account in 2006.

In 2006 US$54.5 million due from third parties at 31 December 2005 was converted via agreements between the parties into additional investments in subsidiaries.

None of the above transactions have been reflected in the 31 December 2005 financial statements.

16. FINANCIAL INSTRUMENTS

The company is exposed to changes in currency exchange rates and interest rates. Derivative transactions are generally entered into solely to hedge these risks, with hedge accounting being applied when certain criteria have been met. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuation in underlying exposures. The company does not hold derivatives for trading purposes.

Interest Rate Risk

In order to borrow at a floating interest rate, the 2010 convertible bond, which bears fixed interest at 3.95%, was swapped to a floating rate of interest based on LIBOR.

The interest rate swap contract as at 31 December 2005 is as follows:

Fair value hedge

	Principal Amount	Average Rate	Fair Value
Maturing between 4 to 5 years	US$600 million	4.5%	(9,680)

There were no material derivatives in place at 31 December 2004.

The interest rate profile of the company as at 31 December 2005 is as follows:

	US$'000s	
Fixed rate		
Loan to Group Undertakings	6,335,734	No fixed repayment term
Amounts due from third parties	62,364	due within 1 year
Amount due to fellow subsidiaries	(137,751)	due within 1 year
Convertible Bond	(554,395)	due between 4 to 5 years
	(320,207)	due after 5 years
Floating rate		
Cash at bank	130	

The interest rate profile of the company as at 31 December 2004 was as follows:

	US$'000s	
Fixed rate		
Loan to Group Undertakings	4,832,553	No fixed repayment term
Amounts due from third parties	120,508	due within 1 to 2 years
Convertible Bond	(600,000)	due after 5 years
Floating rate		
Cash at bank	208	

All other financial instruments are non interest bearing and mature within one year.

Foreign Currency Risk

The company is exposed to foreign currency risk, primarily in respect of its receivables. As outlined in note 1, effective 1 January 2005, Xstrata Finance has agreed to assume the risk and rewards of foreign exchange gains and losses on receivables the company has with other Xstrata Group companies.

The net amount of financial instrument not denominated in US$ at 31 December 2005 is US$ 5,318,845,000 (2004: US$ 3,512,568,000). These instruments are denominated primarily in Euro, ZAR and AUD.

Credit Risk

The company is generally exposed to credit risk in respect of its receivable. Where concentrations of risk exists management closely monitors this. Credit risk is minimal as the majority of receivables are from other Xstrata Group companies.

Fair Value

The fair value of the convertible borrowings at 31 December 2005 is US$872.5 million compared to a carrying value of US$874.6 million. (2004: fair value of US$1,140.8 million and book value of US$600 million.) The fair values are calculating after considering appropriate market rates and values.

Summary of the principal differences between UK GAAP and IFRS

The financial statements of the Issuer for the years ended 31 December 2004 and 2005 have been prepared in accordance with UK GAAP. UK GAAP differs to IFRS, and accordingly the accounting policies adopted by the Issuer would have been different had IFRS been adopted. The following is a narrative description of the material changes that would have been made to accounting policies adopted to ensure conformity with IFRS. No attempt has been made to quantify the impact these changes would have had on the financial statements.

31 December 2004 financial statements of the Issuer

- Under IFRS, dividends are only accrued if they have been appropriately approved and are no longer at the discretion of the company. Under UK GAAP, dividends are accrued when they are proposed to shareholders.

- IFRS require that the liability component of convertible financial instruments be measured using a market rate for an equivalent non-convertible instrument, with the difference between the proceeds received on issuing the instrument and the liability component being allocated to a separate component of equity. The liability component is re-measured on an amortised cost basis until extinguished on conversion or redemption.

Under UK GAAP, convertible financial instruments are recognised at inception as liabilities at the fair value of the proceeds received net of issue costs. The carrying amount of the instrument is increased by the finance cost for each period less payments made.

- Under IFRS, financial assets classified as available for sale assets are initially reported at fair value plus transaction costs. At subsequent reporting dates the assets are re-measured to fair value with the movements in the fair value being deferred in a separate component of equity until the investment is impaired, or disposed of, when the cumulative gain or loss deferred in equity is reclassified to the profit and loss account.

- Under UK GAAP, investments are carried at cost less any provisions for impairments, which are recognised when the carrying amount of the asset is no longer recoverable.

- Under UK GAAP, foreign exchange differences arising on foreign investments were recorded in equity and offset by foreign exchange differences on borrowings used to finance such investments. Under IFRS, such differences can not be recorded in equity, but must be recorded in the profit and loss account. Subject to certain conditions, fair value hedging may be undertaken.

31 December 2005 financial statements of the Issuer

Following the changes to UK GAAP effective in 2005, there are no significant changes that would have to be made to the UK accounting policies adopted to ensure compliance with IFRS.

PART XVIII — ORE RESERVES AND MINERAL RESOURCES INFORMATION

1. Former Xstrata Group Ore Reserves and Mineral Resources Report

ORE RESERVES & MINERAL RESOURCES

1 March 2006

Ore Reserves and Mineral Resources in this report are reported in accordance with the 2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (the JORC Code), December 2004 unless otherwise stated. South African Coal Ore Reserves and Mineral Resources have been calculated according to the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves) this being similar to the JORC Code with only minor variations.

Ore Reserve and Mineral Resource information in the tables below is based on information compiled by Competent Persons (as defined by the JORC Code).

Each of the Competent Persons has the appropriate professional membership and the relevant experience in relation to the Mineral Resources and/or Ore Reserves being reported by them to qualify as a Competent Person as defined in the JORC Code. The Competent Persons have consented to the inclusion in the report of the matters based on their information in the form and context in which it appears.

The Ore Reserves and Mineral Resources figures in the following tables are as at 30 June 2005 unless otherwise stated.

Metric units are used throughout. All data is presented on a 100% basis. All tonnes and grade information has been rounded to reflect the relative uncertainty in the estimates; there may therefore be small differences in the totals. Mineral Resources are reported inclusive of those Mineral Resources modified to produce Ore Reserves.

Commodity prices and exchange rates used to estimate the economic viability of Ore Reserves are based on Xstrata long term forecasts at the time the estimate was calculated.

Definitions

The following definitions (as per the JORC Code 2004), or similar, have been applied in estimating the Ore Reserves and Mineral Resources position of the Xstrata Group disclosed within this document.

Mineral Resource: a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Inferred Mineral Resource: that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated Mineral Resource: that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured Mineral Resource: that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Ore Reserve: the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Probable Ore Reserve: the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved Ore Reserve: the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Alloys — Chrome

30 June 2005 (total mine basis)

	% attributable[a]	Mining Method	Commodity	Ore Reserves Run-of-Mine Proved (Mt)	Ore Reserves Run-of-Mine Probable (Mt)	Ore Reserves Saleable Proved (Mt)	Ore Reserves Saleable Probable (Mt)	Mineral Resources Measured (Mt)	Mineral Resources Indicated (Mt)	Mineral Resources Inferred (Mt)
Operating Mines										
Waterval West Mine	82.5%	UG	Ore	7.9	1.1	0.0	1.7	13.8	1.0	1.2
			Cr_2O_3	24.9%	33.6%	41.9%	41.9%	41.0%	41.0%	41.0%
Kroondal Mine	82.5%	UG/OC	Ore	3.8	4.8	1.8	2.7	9.8	4.5	—
			Cr_2O_3	29.8%	28.8%	41.9%	41.9%	42.5%	42.5%	—
Kroondal Gemini (Kroondal extention)	50.0%	UG/OC	Ore	6.2	7.9	0.5	—	9.4	8.5	—
			Cr_2O_3	32.3%	28.8%	41.9%	—	42.5%	42.5%	—
Marikana East (Kroondal extention)[b]	73.3%	UG	Ore	—	—	—	—	5.4	3.1	—
			Cr_2O_3	—	—	—	—	40.0%	40.0%	—
Thorncliffe Mine	82.5%	UG/OC	Ore	22.3	10.3	18.2	6.7	32.7	14.7	26.6
			Cr_2O_3	39.9%	39.4%	42.0%	42.0%	40.3%	40.4%	40.1%
Helena Mine	82.5%	UG/OC	Ore	2.7	0.1	2.1	0.1	4.6	14.4	67.1
			Cr_2O_3	36.5%	35.5%	42.0%	42.0%	40.4%	40.0%	36.7%
Horizon/Chromeden Mine	82.5%	UG/OC	Ore	—	—	—	—	—	15.2	9.6
			Cr_2O_3	—	—	—	—	—	42.4%	42.0%
Sub total				43.0	16.3	22.6	11.1	75.6	61.3	104.5
Projects/Non-operating Mines										
Wonderkop	82.5%	UG	Ore	—	—	—	—	—	6.5	—
			Cr_2O_3	—	—	—	—	—	40.1%	—
Townlands Extension 9	82.5%	UG	Ore	—	13.7	—	8.0	—	15.0	—
			Cr_2O_3	—	33.0%	—	41.9%	—	41.7%	—
De Grooteboom	82.5%	UG/OC	Ore	0.2	1.3	0.1	1.1	0.2	1.3	—
			Cr_2O_3	39.5%	39.5%	42.0%	42.0%	41.5%	41.5%	—
Boshoek	82.5%	OC	Cr_2O_3	—	—	—	—	1.2	21.8	0.5
			Cr_2O_3	—	—	—	—	39.0%	39.9%	38.0%
Klipfontein/Waterval Reserve[c]	82.5%	UG	Ore	—	—	—	—	—	—	134.6
			Cr_2O_3	—	—	—	—	—	—	41.9%
Marikana West[d]	73.3%	UG	Ore	—	—	—	—	0.8	1.8	2.9
			Cr_2O_3	—	—	—	—	41.0%	41.0%	41.0%
Sub total				0.2	1.3	0.1	1.1	2.2	46.3	138.0
Alloys Total				43.2	17.6	22.8	12.2	77.8	107.6	242.5

Definitions

OC = open-cut; UG = underground

Notes

- Xstrata Alloy's chrome mining operations are all mining the chromitite deposits developed within the world renowned Bushveld Complex of South Africa. The Bushveld Complex is the largest known deposit of chrome ore in the world. The chrome ore are mined from shallow dipping (10°-14°) tabular ore bodies referred to as the LG6/LG6A Chromitite Layers and the MG1 Chromitite Layer. The chromitite layers are mined mainly underground using trackless mechanized mining methods on a board-and-pillar mine lay-out design.
- Changes in the year on year tonnage and grade estimates are mainly due to mining depletion, and re-categorisation of resources and reserves due to additional geological information gained through exploration.
- The Ore Reserves have been estimated as ROM Ore Reserves and Saleable Ore Reserves to reflect the mining dilution and beneficiation process.

[a] Under the Pooling and Sharing Venture with Merafe Mineral Resources established in July 2004, Xstrata maintains 100% ownership but participates in pooled EBITDA as follows — Year 1: 89.0%, Year 2: 86.0%, Year 3: 82.5%. Vanadium assets are 100% owned and 100% attributable to Xstrata

[b] Marikana East is reported as a Resource subject to the conditions contained in the purchase agreement with SamancorCr.

[c] Klipfontein/Waterval Reserve is reported as a Resource subject to the conditions contained in the purchase agreement with Anglo Platinum.

[d] Marikana West is reported as a Resource subject to the conditions contained in the purchase agreement with SamancorCr.

Competent person

Pieter-Jan Grabe, Xstrata Alloys (SACNASP); Competent Person for both Mineral Resources and Ore Reserves

Alloys — PGMs and Vanadium

30 June 2005 (total mine basis)

	% attributable	Mining Method	Commodity	Ore Reserves Proved (Mt)	Ore Reserves Probable (Mt)	Mineral Resources Measured (Mt)	Mineral Resources Indicated (Mt)	Mineral Resources Inferred (Mt)	Competent Person[c]
PGM									
Mototolo JV	50.0%	UG[a]	UG2 Ore	—	—	37.3	12.1	—	DG/TR
			3PGE + Au g/t	—	—	3.96g/t	3.88g/t	—	
	100.0%	OC[b]	UG2 Ore	—	—	—	3.5	—	DG/PJG
			3PGE + Au g/t	—	—	—	3.87g/t	—	
Total				—	—	37.3	15.6		
Vanadium									
Rhovan	100%	OC	Ore	44.0	6.0	77.5	—	139.8	PJG/PJG
			V_2O_5	0.5%	0.7%	0.5%		0.5%	

Definitions

OC = open-cut; UG = underground

Notes

- The Mineral Resources and Ore Reserve estimates are tabulated on a total mine basis as at 30 June 2005.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- PGM grades are quoted as 3PGE + Au in g/t
- Xstrata Alloys' platinum mining operation is mining the platinum bearing UG2 Chromitite Layer of the Bushveld Complex of South Africa. The Bushveld Complex is the largest known deposit of PGMs in the world. The PGM ore is mined a shallow dipping (10o-14o) tabular ore-body refered to as the UG2 Chromitite Layer. The chromitite layer will be mined underground using a trackless mechanized mining method on a board-and-pillar mine lay-out design.
- Vanadium grades are quoted as %V2O5
- Xstrata Alloys' vanadium mining operation ismining the metalifferous magnetite deposits developed within the Bushveld Complex of South Africa. The Bushveld Complex is one of the largest known deposit of magnetite ore in the world. The magnetite ore are mined from shallow dipping (60-25o) tabular ore bodies. The magnetite ore are mined in opencast pits.
- Changes in the year on year vanadium tonnage and grade estimates are solely due to mining depletion

[a] Tonnage Estimates taken from CBE Report — Anglo Platinum-Xstrata JV, Mototolo Project Geological Report, dated 17 February 2005, Dave Gray/Trevor Richardson

[b] Tonnage Estimates taken from geological report — A Merensky and UG2 Resource Estimate, Thorncliffe, dated 12 November 2002, Dave Gray/P-J Grabe

[c] Competent Person for Ore Resources/Competent Person for Mineral Reserves.

Competent persons

DG = Dave Gray, Anglo Platinum (SACMASP).
TR = Trevor Richardson, Caracle Creek International Inc (SACNASP)
PJG = Pieter-Jan Grabe, Xstrata Alloys (SACNASP)

Coal

Coal Australia

30 June 2005 (total mine basis)

Name of Operation	Ownership	Mining Method	Commodity	Coal Reserves Proved (Mt)	Coal Reserves Probable (Mt)	Marketable Proved (Mt)	Marketable Probable (Mt)	Ore Resources Measured (Mt)	Ore Resources Indicated (Mt)	Ore Resources Inferred (Mt)	Competent Person[q]
Oakbridge Group			**Thermal Coal**	**236.6**	**49.7**	**167.2**	**35.5**	**770.1**	**329.4**	**621**	
Bulga OC[a]	68.3%	OC	Thermal Coal	82.5	—	56.7	—	242.5	8.9	—	PG/MFC
Beltana[b]	68.3%	UG	Thermal Coal	150.1	45.0	107.5	32.1	486.0	279.6	550	PG/MFC
Baal Bone OC	74.1%	OC	Thermal Coal	1.7	—	1.4	—	5.1	—	—	JHB/MFC
Baal Bone UG[c]	74.1%	UG	Thermal Coal	2.3	4.7	1.6	3.4	8.3	18.8	9	JHB/MFC
Running Stream OC	78.0%	OC	Thermal Coal	—	—	—	—	28.2	7.4	17	JHB
Running Stream UG	78.0%	UG	Thermal Coal	—	—	—	—	—	14.7	45	JHB
Maquarie Coal Joint Venture	**80.0%**		**Thermal Coal**	**34.3**	**25.7**	**26.4**	**16.9**	**79.2**	**253.2**	**182**	
West Wallsend[d]		UG	Thermal Coal	30.0	25.7	22.1	16.9	71.9	44.7	—	CFRP/MFC
Westside[e]		OC	Thermal Coal	4.3	—	4.3	—	5.2	—	—	CFRP/MFC
Cardiff Borehole		UG	Thermal Coal	—	—	—	—	—	12.4	22	CFRP
Mitchells Flat		OC/UG	Thermal Coal	—	—	—	—	—	112.5	160	CFRP
Teralba		UG	Thermal Coal	—	—	—	—	2.1	83.6	—	CFRP
Liddell Group	**67.5%**		**Thermal Coal**	**36.7**	**71.5**	**25.4**	**49.1**	**62.6**	**265.6**	**269**	
Liddell OC		OC	Thermal Coal	36.7	71.5	25.4	49.1	62.6	245.7	35	RWD/MFC
Liddell UG		UG	Thermal Coal	—	—	—	—	—	19.9	234	RWD
Cumnock	**84.0%**		**Thermal Coal**	**4.7**	**—**	**3.6**	**—**	**295.2**	**158.9**	**—**	
Opencut Stage 3		OC	Thermal Coal	4.7	—	3.6	—	5.5	—	—	CFRP/MFC
Opencut Other[f]		OC	Thermal Coal	—	—	—	—	285.7	112.7	—	CFRP
Underground		UG	Thermal Coal	—	—	—	—	4.0	46.2	—	CFRP
Mount Owen Complex	**100.0%**		**Thermal Coal**	**117.1**	**49.5**	**79.5**	**31.3**	**197.1**	**116.9**	**132**	
Mount Owen[g]		OC	Thermal Coal	61.4	46.6	38.2	29.4	54.4	69.3	55	ABP/MFC
Ravensworth East		OC	Thermal Coal	20.5	2.4	17.2	1.6	66.1	9.5	7	ABP/MFC
Glendell		OC	Thermal Coal	35.2	0.5	24.1	0.3	76.6	38.1	70	SJF/MFC
United[h]	**95.0%**	**UG**	**Thermal Coal**	**15.8**	**—**	**11.9**	**—**	**60.1**	**39.4**	**20**	**RMD/MFC**
Ulan	**90.0%**		**Thermal Coal**	**52.5**	**153.7**	**48.0**	**140.2**	**129.4**	**674.1**	**30**	
Ulan OC		OC	Thermal Coal	6.8	—	4.4	—	56.5	7.1	13	RMD/MFC
Ulan UG #3[i]		UG	Thermal Coal	31.0	74.4	29.4	66.3	56.6	320.3	—	RMD/MFC
Ulan UG West[j]		UG	Thermal Coal	14.7	79.3	14.2	73.9	16.3	346.7	17	RMD/MFC
Ravensworth Group	**100.0%**		**Thermal Coal**	**34.1**	**—**	**34.1**	**—**	**92.7**	**—**	**—**	
Narama		OC	Thermal Coal	15.4	—	15.4	—	18.5	—	—	JHB/MFC
Ravensworth West		OC	Thermal Coal	18.7	—	18.7	—	74.3	—	—	JHB/MFC
Subtotal — New South Wales				**531.8**	**350.1**	**396.1**	**273.0**	**1,686.4**	**1,837.5**	**1,254**	
Oaky Creek	**55.0%**		**Coking Coal**	**84.4**	**132.9**	**57.8**	**80.3**	**137.3**	**194.5**	**130**	
Oaky Creek OC		OC	Coking Coal	0.7	0.6	0.6	0.5	25.6	19.8	20	KJW/MFC
Oaky No. 1[k]		UG	Coking Coal	32.7	19.5	22.3	13.3	110.5 }	160.8 }	28 }	KJW/MFC
Oaky North[l]		UG	Coking Coal	51.0	112.8	34.9	66.5				KJW/MFC
Other		UG	Coking Coal					1.3	13.9	82	KJW
NCA	**55.0%**		**Coking/Thermal Coal**	**158.6**	**137.6**	**126.7**	**87.9**	**318.6**	**491.0**	**396**	
Newlands OC[m]		OC	Thermal Coal	58.5	36.4	46.6	16.8	91.3	71.2	71	TH/MFC
		OC	Coking Coal	17.8	19.9	12.4	13.0	19.8	32.9	22	TH/MFC
Newlands Northern UG		UG	Thermal Coal	33.2	—	27.2	—	76.8	—	—	TH/MFC
Newlands Southern UG[n]		UG	Thermal Coal	1.2	0.7	1.0	0.5	3.7	—	—	TH/MFC
Newlands Suttor Ck UG		UG	Thermal Coal	—	72.5	—	51.5	—	130.7	—	TH/MFC
Newlands Other[m]		OC/UG	Thermal Coal	—	—	—	—	68.1	88.3	127	TH
		OC/UG	Coking Coal	—	—	—	—	—	14.4	141	TH
Collinsville OC		OC	Thermal Coal	31.2	2.7	27.6	2.2	36.8	9.5	1	MB/MFC
		OC	Coking Coal	16.7	5.4	11.9	3.9	20.5	15.7	7	MB/MFC
Collinsville UG		UG	Thermal Coal	—	—	—	—	0.1	74.2	18	MB
		UG	Coking Coal	—	—	—	—	1.5	54.1	9	MB
Cook[o]	**95.0%**	**UG**	**Coking/Thermal Coal**	**—**	**—**	**—**	**—**	**65.5**	**61.0**	**750**	**ABP**
Rolleston[p]	**75.0%**	**OC**	**Thermal Coal**	**160.0**	**13.0**	**160.0**	**13.0**	**176.1**	**55.4**	**182**	**PS/GM**
Rolleston ML	75.0%	OC	Thermal Coal	160.0	13.0	160.0	13.0	176.1	35.9	—	PS/GM
Rolleston MDL & EPCs	75.0%	OC	Thermal Coal	—	—	—	—	—	19.5	182	PS
Togara North	**33.3%**		**Thermal Coal**	**—**	**—**	**—**	**—**	**305.5**	**376.8**	**460**	
Togara North OC		OC	Thermal Coal	—	—	—	—	37.0	22.2	30	KJW
Togara North UG		UG	Thermal Coal	—	—	—	—	268.6	354.6	430	KJW
Wandoan	**75.0%**	**OC**	**Thermal Coal**	**—**	**—**	**—**	**—**	**—**	**522.3**	**607**	**GJ**
Subtotal — Queensland				**403.0**	**283.5**	**344.5**	**181.2**	**1,003.0**	**1,701.0**	**2,525**	
Subtotal — Coal Australia				**934.8**	**633.6**	**740.6**	**454.2**	**2,689.4**	**3,538.5**	**3,779**	

Definitions

OC = open-cut; UG = underground

Notes

- With the exception of Rolleston ML, Teralba, Cardiff Borehole and Mitchells Flat, which were estimated in accordance with the September 1999 JORC Code, the estimates of Coal Resources and Coal Reserves presented in this table have been carried out in accordance with the "2004 Australasian Code for Reporting Exploration Results, Coal Resources and Coal Reserves (The JORC Code)" prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
- Coal Resources and Coal Reserves stated on a total mine basis include interests in Coal Resources and Coal Reserves attributable to minority interests in controlled entities and the interests of joint venture partners.
- Coal Resource and Coal Reserve estimates are subject to rounding and therefore totals may not add up.
- Unless otherwise stated, the product yields used to estimate Marketable Coal Reserves were derived from the "Resource Mastor" software developed by A&B Mylec. Inputs to this model are coal ply thickness and dilution. The model includes adjustments for plant efficiencies to calculate practical yields. The model is calibrated to historical plant performance and includes the closest large diameter borehole data to each mining block.
- Coal Resources are contained within the Sydney Basin (New South Wales), the Bowen Basin (Queensland) and the Surat Basin (Wandoan, Queensland).
- Coal Resources have been estimated for potentially mineable seams within mining or exploration leases and are limited by major cadastral, geological and economic boundaries. They are also constrained by the occurrence and quality of geological information.
- Coal Resources exclude areas where the seam has been affected by igneous bodies, extracted by mining and areas where coal has been sterilized by mining to 30 June 2005.
- Coal Resources are reported for the full coal seam thickness to a minimum thickness of typically 0.3m to 0.5m for opencut Coal Resources, and 1.5m to 2m for underground Coal Resources.
- Coal Resources do not include out-of-seam dilution. Underground Coal Resources are typically reported on a full seam or working section basis, and may contain a small amount of interseam dilution.
- Coal Resource tonnes have been reported using an appropriate in situ moisture basis for each deposit, ranging from 3% to 10% moisture. United Coal Resources are reported on an air dried basis.
- Coal Resources have been re-estimated for inclusion in this summary table (with the exception of Rolleston where the previous estimate has been adjusted for lease changes and Cook where the previous estimate has been adjusted for production). Revision of the totals includes changes to classifications of Coal Resource status due to exploration, geological reinterpretation and remodelling and changes to lease holdings.
- Adherence to the 2003 Australian Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves has resulted in some Measured Coal Resources being reclassified as Indicated and some Indicated Coal Resources being reclassified as Inferred when compared to the previous year.
- Other changes and notes relevant to the estimation of Coal Resources and Coal Reserves are listed below for specific projects.

(a) Bulga Opencut: Planned final highwall has been straightened increasing Coal Reserves by approximately 1.4Mt ROM.

(b) Beltana Underground: Changes in cutting height for Blakefield Seam increases Coal Reserves by approximately 14.1Mt ROM.

(c) Baal Bone Underground: Longwall block (LW) 25 shortened by 221m reducing Coal Reserves by 0.2Mt ROM.

(d) West Wallsend Mine plan has been significantly redesigned resulting in less overall longwall length and a decrease in Coal Reserves of 9.0Mt ROM. Yield has been re-correlated to washplant performance resulting in an overall decrease in Marketable Coal Reserves of 0.8Mt.

(e) Westside: Coal Resources reported for the Great Northern Seam include areas where this seam has been previously extracted by bord and pillar methods. Details of this extraction have been obtained from historical mine record tracings. The Coal Reserves are then further modified to account for additional losses incurred in the mining process.

(f) Cumnock — Opencut Other: In an area where leases overlap, Coal Resources have been classified as having potential for opencut extraction, assuming Ravensworth West will first mine several overlying seams.

(g) Mount Owen: Coal Resources in an area of high geological complexity have been classified as Indicated, although it may appear that sufficient information exists for classification as Measured status.

(h) United — Planned mains development moved away from the river/fault system; LWs 6, 7 & 8 shortened outbye; LWs 7 & 8 lengthened inbye through agreement with overlying Wanbo Mine; LWs 10 & 11 added in North East. These changes have resulted in an overall increase in Coal Reserves of 2.4Mt ROM.

(i) Ulan #3 Underground: Recent exploration has resulted in a change in the interpreted position of a major bounding fault, the Spring Gully Fault, which has reduced the overall Coal Resources by approximately 9Mt. The Ulan underground mine currently extracts the basal 3m of the 6-7m thick Ulan Seam. Coal plies above the underground mining section have been reported and included in the total Coal Resource. Coal Reserves for Ulan #3 UG are based on continuing to mine the basal 3m.

(j) Ulan West Underground: Coal Reserves for Ulan West Underground are based on mining the basal 3m as in Ulan #3 Underground, although investigations are underway for mining the upper plies by Longwall Top Coal Caving technique.

[k] Oaky Creek No. 1: Changes to the layout of the No. 1 Underground Mine to allow for the introduction of a second longwall unit has resulted in an increase in Coal Reserves of 15.3Mt ROM.

[l] Oaky Creek North: Provision has been made for more dilution for the Northern Underground Mine which has increased the Coal Reserves by 6.7Mt ROM.

[m] Newlands Opencut: Investigation of the extent of intrusives and LOX allow increase of Coal Resources (+85Mt) and Opencut Coal Reserves at Wollombi (+52.8Mt ROM).

[n] Newlands Southern Underground: Areas available for remnant pillar mining in the Southern Underground have been incorporated into the mine plan (+0.8Mt ROM).

[o] Cook: 2004 Coal Resources adjusted for mining in period 1 January 2005 to 30 June 2005 (not re-estimated).

[p] Rolleston: ML Coal Resource estimate of 2002 adjusted for exclusion of MDL/EPC areas which were re-estimated in June 2005.

[q] Competent Person for Coal Resources/Competent Person for Coal Reserves.

Competent persons

KJW = Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
JHB = John Bryan, Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
CFRP = Charles Parbury, Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
ABP = Andrew Paul, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
RMD = Robert Dyson, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
SJF = Sandy Frogley, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
RWD = Rod Davis, Principal Consultant, Mining & Exploration Geology Services Pty Limited, Consulting Geologists (AusIMM)
TH = Todd Harrington, Geology Superintendent, NCA Coal Project (AusIMM)
PG = Peter Graham, Senior Geologist, Bulga Coal (AusIMM)
PS = Phil Sides, Senior Geologist, JB Mining Services Pty Ltd. (AIG)
GM = Greg Maiden, Runge Pty Ltd. (AusIMM)
MB = Mal Blaik, JB Mining Services Pty Ltd. (AusIMM)
GJ = Greg Jones, JB Mining Services Pty Ltd. (AusIMM)
MFC = Malcolm Cox, Business Development Manager, Xstrata Coal (AusIMM)

Coal South Africa

30 June 2005 (total mine basis)

Name of Operation	Ownership	Mining Method	Commodity	Coal Reserves — Recoverable — Proved (Mt)	Coal Reserves — Recoverable — Probable (Mt)	Coal Reserves — Marketable — Proved (Mt)	Coal Reserves — Marketable — Probable (Mt)	Coal Resources — Measured (Mt)*	Coal Resources — Indicated (Mt)*	Coal Resources — Inferred (Mt)*	Competent Person
Tweefontein Division				**513.6**	**114.0**	**287.1**	**66.7**	**1,192**	**156**	**98**	**MS***
Waterpan[a]	100.0%	UG/OC	Thermal Coal	65.5	14.2	41.5	9.4	207	36	6	
Boschmans[b]	100.0%	UG/OC	Thermal Coal	54.8	0.5	33.5	0.4	188	10	2	
Witcons[c]	100.0%	UG/OC	Thermal Coal	39.8	3.2	25.1	2.0	127	33	10	
South Witbank[d]	100.0%	UG/OC	Thermal Coal	77.9	14.2	38.7	9.0	143	33	14	
Goedgevonden[e]	100.0%	UG/OC	Thermal Coal	275.6	81.8	148.3	45.8	526	44	67	
iMpunzi Division				**152.9**	**5.9**	**92.7**	**3.8**	**388**	**24**	**14**	**MS***
Phoenix[f]	100.0%	UG/OC	Thermal Coal	15.2	0.0	8.3	0.0	96	4	5	
Tavistock[g]	100.0%	UG/OC	Thermal Coal	59.8	5.6	35.7	3.8	127	17	9	
ATC[h]	50.0%	UG/OC	Thermal Coal	15.1	0.2	10.4	0.0	38	2	0	
ATCOM[i]	50.0%	OC/UG	Thermal Coal	62.7	0.0	38.4	0.0	127	1	0	
Mpumalanga Division				**42.3**	**0.0**	**25.4**	**0.0**	**216**	**0**		**MS***
Tselentis[j]	100.0%	UG/OC	Thermal Coal	26.3	0.0	16.3	0.0	70	0	0	
Spitzkop[k]	100.0%	UG/OC	Thermal Coal	16.0	0.0	9.1	0.0	146	0	27	
Mines operated by Ingwe				**358.8**	**69.3**	**301.3**	**61.0**	**1,001**	**80**	**69**	**CDv.N***
DTJV[l]	16.0%	OC/UG	Thermal Coal	358.8	69.3	301.3	61.0	1,001	80	69	
Undeveloped[m]	100.0%		Thermal Coal	**0.0**	**0.0**	**0.0**	**0.0**	**103**	**838**	**1,681**	
Subtotal — South Africa				**1,067.6**	**189.2**	**706.6**	**131.5**	**2,900**	**1,097**	**1,862**	

Definitions

OC = open-cut; UG = underground

Notes

- The estimates of Coal Resources and Coal Reserves presented in this table have been calculated according to the SAMREC Code (South African Code for Reporting of Coal Resources and Coal Reserves) and are also JORC (Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves) compliant.
- Coal Resources and Coal Reserves stated on a total mine basis include interests in Coal Resources and Coal Reserves attributable to minority interests in controlled entities and the interests of joint venture partners. Figures are subject to rounding and therefore totals may not add up.
- Coal Resources and Recoverable Coal Reserves are quoted on an air dried moisture basis.
- Marketable Coal Reserves are quoted on an as-received moisture basis, with the exception of Ingwe managed mines which are quoted on air dried basis.
- Marketable Coal Reserves for managed operations are based on theoretical yields for a 27.5MJ/kg export quality product, adjusted by practical plant factors based on current operational performance.
- Marketable Coal Reserves for Tavistock are based on a 27.5MJ/kg primary wash, plus a 25MJ/kg wash of the primary rejects.
- Marketable Coal Reserves for Waterpan, Boschmans, Witcons and Goedgevonden are based on a 27.5MJ/kg primary wash for the select seams and a 22MJ/kg (domestic power generation product) primary wash for the Upper Seams
- Marketable Coal Reserves for Ingwe managed mines are as received from Ingwe, based on a mix of export and domestic products.
- Coal Resources and Coal Reserves for operations are contained within fully permitted areas, with the exception of those stated under individual operations.
- The undeveloped Coal Resources are not fully permitted.

(a) Waterpan: ROM Reserve — 0.4 Mt mined from Jan 05 to June 05, 14.5 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 9.1 Mt of 2 Seam stooping included, 3.8 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 3.0 Mt increase due to higher extraction factor after reclassification of 4 seam underground to opencast, 1.2 Mt increase in 5 seam due to higher extraction factor used to calculate reserves. Resource — 0.6 Mt mined from Jan 05 to June 05, 19.9 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 16.1 Mt of 2 Seam stooping included, 5.3 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling.

(b) Boschmans: ROM Reserve — 1.7 Mt mined from Jan 05 to June 05, 4.2 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 1.9 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 1.7 Mt increase in 1 seam from re-modelling and re-classification, 5.5 Mt additional 2 seam reserves planned as opencast reserves after re-classification, 2.6 Mt additional 4 seam reserves planned as underground reserves after re-classification. Resource — 3.6 Mt mined from Jan 05 to June 05, 5.1 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 2.7 Mt additional 4 seam opencast from sub outcrop drilling and re-

modelling, 2.2 Mt increase in 1 seam from re-modelling and re-classification, 20.7 Mt 2 seam resources excluded due to poor quality and sub-outcrop changes from re-modelling and re-classification after infill drilling, 8.4 Mt decrease from exclusion of 4 seam pillar resources.

(c) Witcons: ROM Reserve — 1.0 Mt mined from Jan 05 to June 05, 4.4 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 1.2 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 1.7 Mt increase in 4 seam from ATC re-allocation, 2.1 Mt increase in 2 seam from increase in select mining horizon thickness after re-interpretation and re-modelling. Resource — 1.2 Mt mined from Jan 05 to June 05, 6.1 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 1.7 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 3.0 Mt increase in 4 seam from ATC re-allocation, 3.0 Mt increase in 2 seam from increase in select mining horizon thickness after re-interpretation and re-modelling.

(d) South Witbank: ROM Reserve — 1.9 Mt mined from Jan 05 to June 05, 3.1 Mt increase in 2 seam from additional drilling and re-modelling, 5.7 Mt decrease from 4 seam allocated to Tavistock, 7.1 Mt increase in 4 seam from increase in select mining horizon thickness after re-interpretation and re-modelling, 10.0 Mt decrease in 4 seam from exclusion of stooping reserves due to geotechnical considerations. 4.6 Mt increase in 4 seam pillars from re-calculation of primary extraction. Resource — 3.4 Mt mined from Jan 05 to June 05, 3.7 Mt increase in 2 seam from additional drilling and re-modelling, 9.7 Mt decrease from 4 seam allocated to Tavistock, 9.5 Mt increase in 4 seam from increase in select mining horizon thickness after re-interpretation and re-modelling, 17.9 Mt decrease in 4 seam from exclusion of stooping reserves due to geotechnical considerations, 7.4 decrease in 4 seam from re-classification and re-modelling. 8.1 Mt increase in 4 seam pillars from re-calculation of primary extraction.

(e) Goedgevonden: ROM Reserve — 0.5 Mt mined from Jan 05 to June 05, 91.7 Mt increase from re-classification and inclusion of additional opencast in mine plan, 170.5 Mt of low quality upper seam (domestic power generation) included in opencast. Includes 81.8 Mt in Zaaiwater block which is not fully permitted. Resources — 0.6 Mt mined from Jan 05 to June 05, 288.5 Mt increase from reporting full seam, 3 Mt decrease in 5 seam from sub outcrop drilling and re-modelling.

(f) Phoenix: ROM Reserve — 0.8 Mt mined from Jan 05 to June 05, 1.4 Mt decrease in 4 seam from suboutcrop drilling and re-modelling, 1.0 Mt 2 seam excluded due to low CV and Vols from infill drilling and re-modelling. Resources — 1.4 Mt mined from Jan 05 to June 05, 4.5 Mt increase in 4 seam resources from re-classification and re-modelling, 7 Mt 2 seam excluded due to low CV and Vols from infill drilling and re-modelling.

(g) Tavistock: ROM Reserve — 1.9 Mt mined from Jan 05 to June 05, 5.7 Mt increase from 4 seam re-allocated from South Witbank, 4.0 Mt increase in 4 Seam from re-classification and re-modelling. Resources — 3.4 Mt mined from Jan 05 to June 05, 9.7 Mt increase from 4 seam re-allocated from South Witbank.

(h) ATC: ROM Reserve — 1.2 Mt mined from Jan 05 to June 05, 1.7 Mt decrease from 4 seam opencast re-allocated to Witcons, 3.5 Mt decrease in 2 Seam stooping due to geotechnical considerations. Resources — 2.1 Mt mined from Jan 05 to June 05, 3.0 Mt decrease from 4 seam opencast re-allocated to Witcons, 4.5 Mt decrease in 2 Seam stooping due to geotechnical considerations, 4.4 Mt decrease in 2 and 4 seam allocated back to Rietspruit.

(i) ATCOM: ROM Reserve — 2.0 Mt mined from Jan 05 to June 05, 7 Mt increase in 4 seam from additional opencast included, 9 Mt decrease from 2 seam excluded along sub outcrop due to quality constraints. Resources — 2.3 Mt mined from Jan 05 to June 05, 2.0 Mt increase in 1 seam from re-classification and re-modelling.

(j) Tslentis: ROM Reserve — 1.8 Mt mined from Jan 05 to June 05. Resources — 3.0 Mt mined from Jan 05 to June 05.

(k) Spitzkopf: ROM Reserve — 0.7 Mt mined from Jan 05 to June 05, 14.0 increase in B and C seam from re-classification and re-modelling. Resources — 1.2 Mt mined from Jan 05 to June 05, 45.7 Mt increase in B and C seam from re-classification and re-modelling.

(l) ROM Reserve — 31.2 Mt mined from June 04 to June 05, 5.9 Mt increase from revised mining lay-out for Kleinkopje/Steenkoolspruit, 9.81 Mt decrease from re-modelling. Resources — increase from pillars included.

(m) Due to the promulgation of the new Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002) no new drilling programs were conducted on any of the Undeveloped Resource areas as at 30 June 2005. With the implementation of the new Act all valid prospecting permits reverted back to Un-used Old Order Rights. Xstrata Coal South Africa has applied for New Order Prospecting rights over all the undeveloped Resource areas. New Order Prospecting rights were issued over Zaaiwater, Mooifontein, and Sara-Buffels and work has commenced on these projects. The resources reported as at 30 June 2005 are identical to those reported as at 31 December 2004.

Competent persons

ID = Ian Douglas, Xstrata Coal (AusIMM)
MS = Marius Smith, Xstrata Coal (SACNASP)
CD v. N = C D van Niekerk, BHP Billiton Energy Coal (SACNASP)

Copper

30 June 2005 / 31 December 2005 (total mine basis)

				Ore Reserves		Mineral Resources			
Name of Operation	**% ownership**	**Mining Method**	**Commodity**	**Proved (Mt)**	**Probable (Mt)**	**Measured (Mt)**	**Indicated (Mt)**	**Inferred (Mt)**	**Competent person[h]**
Mount Isa	**100.0%**								
X41 Mine 1100 & 1900 Orebodies[a][d]		UG	Ore	35	12	61	20	20	IH/MJ
			% Copper	2.2%	1.8%	2.3%	1.8%	2%	
Enterprise Mine 3000 & 3500 Orebodies[b]		UG	Ore	33	6.7	57	12	2	IH/MJ
			% Copper	3.6%	3.2%	3.5%	2.9%	2.4%	
Open Pit[c][d]		OC	Ore	—	—	98	69	110	JM
			% Copper	—	—	1.4%	1.2%	1%	
Ernest Henry	**100.0%**								
Open Cut[e]		OC	Ore	48	22	48	22	1	CS
			% Copper	1.0%	0.9%	1.0%	0.9%	0.4%	
			Gold g/t	0.5	0.4	0.5	0.4	0.2	
Underground[e]		UG	Ore	—	—	—	21	23	CS
			% Copper	—	—	—	1.5%	1.4%	
			Gold g/t	—	—	—	0.7	0.7	
Bajo de la Alumbrera[f]	**50.0%**	OC	Ore	360	23	380	27	—	LR
			% Copper	0.46%	0.42%	0.47%	0.42%	—	
			Gold g/t	0.51	0.43	0.51	0.50	—	
Las Bambas[g]	**100.0%**		**Ore**				**200**	**100**	EO
			% Copper				**1.2**	**0.9**	
			Molybdenum ppm				**210**	**100**	
			Gold g/t				**0.12**	**0.08**	
Ferrobamba skarn		OC	Ore	—	—	—	84	30	EO
			% Copper	—	—		1.7	0.9	
			Molybdenum ppm	—	—		270	100	
			Gold g/t	—	—		0.20	0.2	
Ferrobamba other		OC	Ore	—	—	—	48	30	EO
			% Copper	—	—		0.82	0.7	
			Molybdenum ppm	—	—		200	100	
			Gold g/t	—	—		0.08	0.04	
Chalcobamba skarn		OC	Ore	—	—	—	33	40	EO
			% Copper	—	—		1.1	1.0	
			Molybdenum ppm	—	—		160	100	
			Gold g/t	—	—		0.05	0.05	
Chalcobamba other		OC	Ore	—	—	—	16	2	EO
			% Copper	—	—		0.71	0.8	
			Molybdenum ppm	—	—		200	90	
			Gold g/t	—	—		0.03	0.05	
Sulfobamba skarn		OC	Ore	—	—	—	14	8	EO
			% Copper	—	—		1.1	0.7	
			Molybdenum ppm	—	—		140	100	
			Gold g/t	—	—		0.04	0.04	
Sulfobamba other		OC	Ore	—	—	—	7.6	0.0	EO
			% Copper	—	—		0.86		
			Molybdenum ppm	—	—		200		
			Gold g/t	—	—		0.04		

Definitions

OC = open-cut; UG = underground

Notes

- All Ore Reserve and Mineral Resource estimates in the table represent the position at 30 June 2005, with the exception of Bajo de la Alumbrera for which the Ore Reserve and Mineral Resource estimates presented are current as of 31 December 2005
- The term "Ore Reserve", as used in this public statement in accordance with Australian practice, has the same meaning as "Mineral Reserve" as defined in The Code for Reporting of Mineral Exploration Results, Mineral Resources and Ore Reserves (The Reporting Code), October 2001 edition
- Rounding to two significant figures has been applied generally to tonnage and grade estimates with rounding to one significant figure applied in most cases to Inferred Mineral Resources,

[a] Mount Isa X41 Copper Mine 1100 and 1900 Orebodies: Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Additions to Ore Reserves of 13 million tonnes at 2.0% copper have resulted from the engineering reviews carried out during the year. Further work is continuing to evaluate the Measured and Indicated Mineral Resources for conversion to Ore Reserves using different mining methods and economic parameters. Mine production of 2.5 million tonnes at 2.4% copper since end June 2004 depleted the Ore Reserve and Mineral Resource. Additional depletion of the Mineral Resource and Ore Reserve has occurred due to sterilisation of ground adjacent to stopes mined out during the year. Mineralisation occurs generally as breccia hosted massive to disseminated chalcopyrite in "silica dolomite" altered pyritic dolomitic siltstone.

[b] Enterprise Mine 3000 and 3500 Orebodies: Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Additions to the Ore Reserve of 2.0 million tonnes at 3.2% copper have resulted from the engineering reviews carried out during the year. Further work is continuing to evaluate the Measured and Indicated Mineral Resources for conversion to Ore Reserves using different mining methods and economic parameters. Mine production of 3 million tonnes at 3.97% copper since end June 2004 depleted the Ore Reserve and Mineral Resource. Additional depletion of the Mineral Resource and Ore Reserve has occurred due to sterilisation of ground adjacent to stopes mined out during the year. Mineralisation occurs generally as breccia hosted massive to disseminated chalcopyrite in "silica dolomite" altered pyritic dolomitic siltstone.

[c] Mount Isa Open pit: Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. The Mineral Resource estimate is based on a block model built with grade interpolation by ordinary kriging. The Mineral Resource has been reported inside an optimised pit shell using a cut off grade of 0.5% Cu. The Mineral Resource has been re-modelling and recategorised on the basis of the drilling performed for pre-feasibility study of the Mount Isa Open Pit during the previous two years. Copper mineralisation occurs generally as breccia hosted massive to disseminated copper minerals in "silica dolomite" altered pyritic dolomitic siltstone. Approximately 60% of the copper resource is in primary chalcopyrite, the remainder being oxidised or partially oxidised, with a minor amount of supergene chalcocite mineralisation.

[d] Underground-Open Pit Overlap: In estimating the open pit Mineral Resource, some overlap exists between the X41 Mine underground copper Mineral Resource and the open pit. The extent of double counting in copper Mineral Resources between open pit and underground is indicated by the following tonnages of X41 underground copper Mineral Resource as reported above which are included also in the above open pit copper Mineral Resource (Measured: 1.2 Mt @ 1.6% Cu, Indicated: 4.4 Mt @ 1.6% Cu, 13.3 Mt @ 2.2% Cu)

[e] Ernest Henry: Ore processing of 11.3 million tonnes at 1.22% Cu, 0.62 g/t Au since end June 2004 depleted the Ore Reserve and Mineral Resource. Ore Reserve and Mineral Resource estimates are based on the current block model built with grade interpolation by ordinary kriging reporting to blocks with dimensions of 20m × 20m × 16m. The block model is developed from approximately 118,143 metres of resource drilling, predominantly diamond core and lesser reverse circulation percussion of which approximately 84,593 metres has been sampled and assayed. First pass classification of resource blocks to Measured, Indicated and Inferred categories for the open pit Mineral Resource estimate is based on a three-stage search strategy. Blocks estimated using a smaller search volume are categorised as Measured with blocks estimated using a larger search volume categorised as Indicated. Inferred blocks are categorised using the Indicated search volume but with relaxation of sample selection criteria. Individual blocks categorised as Inferred on first pass were upgraded to Indicated where the block was completely surrounded by Measured and/or Indicated blocks. The categorisation is over-ridden manually in areas of sparse drilling and geological uncertainty. Quantified copper grade errors for Measured, Indicated and Inferred are ±5%, ±10% and ±30% respectively at 90% confidence limits over a quarterly (3 month) production period. These errors are based on a forward-looking conditional simulation study and are supported by historical mill reconciliation data. For the underground Mineral Resource estimate, blocks which would be categorised as Indicated and Inferred according to the above categorisation strategy are assigned to the Inferred category while blocks which would be categorised as Measured are assigned to the Indicated category, reflecting lower confidence in the estimate at the higher underground cut-off grade. Open pit Mineral Resources occur inside the Stage 7 life-of-mine pit design utilising Measured, Indicated and Inferred resource blocks and are reported above a cut-off grade of 0.27% Cu. Proved and Probable Ore Reserves are defined as all mineralisation of the appropriate confidence category above cut-off grade within the designed life-of-mine ultimate pit. Underground Mineral Resource includes all material below (down dip from) the current life of mine plan pit above a 1.5% copper equivalent cut off, where the copper equivalent credits both copper and gold values on the basis of CuEq = Cu % + 0.73 × Au g/t. The underground Mineral Resource remains open at depth. Copper and gold mineralisation occurs in a breccia comprised of strongly altered and replaced intermediate volcanic fragments in a matrix assemblage of predominantly magnetite, chalcopyrite and carbonate. Copper occurs as chalcopyrite and gold is strongly associated with chalcopyrite.

[f] Bajo de la Alumbrera: As at 31 December 2005. The Proven Reserves include 100 million tonnes @ 0.35 % Cu, 0.40 g/t Au of Medium and Low-Grade material stockpiled for future treatment. This Statement is calculated based on a Resource Block Model (ALUJ) which was constructed using Ordinary Kriging interpolation within geological constraints from an assay database comprising some 79,000 metres of diamond drilling and 14,000 metres of reverse circulation drilling. Ore Reserves are based on a pit optimisation (Pit 637) performed on the ALUJ Resource Block Model, and are reported using an economic cut-off grade of 0.27% copper equivalent. The economic cut-off is based on appropriate dilution factors and metallurgical recoveries, and uses commodity prices of US$350 per ounce of gold and US$0.90 per pound of copper. The Stripping Ratio (S.R.) for Pit 637 is 1.9; S.R. is defined as the in-pit tonnes of waste divided by the in-pit tonnes of ore. No stockpiled ore is considered in this figure. Identified Mineral Resources are generated from pit optimisation studies using possible future technical and economic scenarios (Pit 636), to define mineralisation which might in whole or in part become economically extractable. Identified Mineral Resources are reported on the basis of a payable copper equivalent grade of 0.27%. 18.0 million tonnes of Proven and Probable Reserves have been mined and processed during the six months to December 31st 2005 from the June 30th, 2005 Ore Reserve. The ultimate pit slopes design was based on Call & Nicholas Inc. recommendations (CNI, Tucson AZ, USA). Primary sulphide mineralisation

comprises disseminated, vein and fracture controlled chalcopyrite in altered Dacite and Andesite host rocks, with chalcocite and covellite in the Enriched zone.

(g) Las Bambas:

- The Las Bambas district is located in the central part of the Andahuaylas-Yauri copper (Mo, Au) skarn-porphyry belt in south-central Peru 75 kms south-southwest of Cuzco. Access to Las Bambas is by 224 kms of unimproved road from Cuzco.

- The Las Bambas district consists of a thick sequence of tightly folded Cretaceous sedimentary rocks that have been intruded by irregularly shaped plutons, stocks, sills and dikes of the Oligocene to Miocene Andahuaylas-Yauri batholith. Skarn-related alteration and mineralization is associated with the younger quartz monzodiorite to granodiorite suite of intrusive rocks that are in contact with carbonate rocks of the Ferrobamba Formation. The porphyry-style alteration and mineralization occurs in the quartz monzodiorite to granodiorite intrusive rocks. The main copper-bearing minerals are sulphides (bornite, chalcopyrite, and chalcocite) with oxides and carbonates near surface.

- Exploratory and resource delineation drilling during 2005 was concentrated on three potential open-pit deposits within the Las Bambas district, Ferrobamba, Chalcobamba and Sulfobamba. Drilling at Ferrobamba has defined a Resource with a horizontal dimension of 1,200 m east to west and north to south and to an average depth of 205 m below the surface. At Chalcobamba, drilling has defined a Resource with an east-west and north-south dimension of 1,000 m and to an average depth below surface of 180 m. Drilling at Sulfobamba has defined a Resource with a horizontal dimension of 1,200 m east to west, 1,000 m north to south and to an average depth of 215 m below surface.

- Mineral Resource estimates are based on diamond drilling completed in 2005: 109 drill holes with a total length of 26,840 m at Ferrobamba, 66 drill holes with a total length of 14,764 m at Chalcobamba and 62 drill holes with a total length of 14,406 m at Sulfobamba. In addition, 40 pre-2005 drill holes from past explorers, with a total length of 5,156 m, were included in the Mineral Resource estimation.

- AMEC (Peru) S.A. was retained by Xstrata Copper (Peru) S.A. to monitor and report quality assurance/quality control (QA/QC) results for Xstrata's 2005 Las Bambas drill program. The drill program submitted a total of 30,045 core samples to the primary Lab, BS Inspectorate laboratory, including 3,562 QAQC samples. The Cu assays of the 2005 drilling exploration campaign at Las Bambas are considered to be sufficiently precise and accurate for resource estimation.

- QA/QC coverage of the pre-2005 drill holes was reviewed and found to be deficient. As a result, those parts of the Mineral Resources which would have been categorised as Indicated but which were majority dependant on pre-2005 drilling were reclassified to Inferred.

- Grade interpolation for Cu, Mo, and Au was completed within lithological domains using inverse distance weight techniques with composites of 15 m length interpolating to blocks 20X20X15 m. Mineral Resources were categorised as Indicated based on a minimum of 3 composites, a maximum of 6 composites, with a maximum of 2 composite per drill hole and within 50 m to the nearest composite. Drill hole spacing for Indicated Resource would broadly correspond to a 70 m grid. AMEC (Peru) S.A. has calculated the confidence limits for determining appropriate drill grid spacing for Indicated Resource. The statistical criterion used for Indicated Resource is that a yearly ore production should be known to at least +/−15 percent with 90 percent confidence. A drill grid spacing of 70 m gives a 90 percent confidence interval of +/−8 percent on an annual basis. The drill spacing of 70 m is well within the suggested limits of +/−15 percent. The drill spacing of 70 m was selected to ensure that the continuity of grade, along with the extent and shape of the mineralization, is sufficiently delineated to give a reliable estimate of tonnes and grade.

- Inferred Resource was based on a minimum of one composite, to a maximum of 6 composite, with a 1 drill hole minimum, and a distance of 75 m to nearest composite. Drill hole spacing for Inferred would correspond to a 100 m grid.

- A comprehensive coverage of density measurements from the various rock types was generated during the 2005 drilling program. Model blocks were tagged with the corresponding rock type and subsequently assigned the average density for that rock type.

- No metallurgical assumptions have been made in the resource estimation. No differentiation between oxide, transitional and sulphide zones has been attempted in this initial estimate.

- Mineral Resource estimates in the table are reported to a cut-off grade of 0.5% total copper. While no specific economic studies were undertaken to justify this cut-off grade, it is considered to be a reasonable first approximation to an economic cut-off for the type and scale of operation anticipated for the Las Bambas deposits.

- All deposits remain open at depth with no indication that mineralization is decreasing in quality or quantity; therefore, there is good potential that additional Mineral Resources will be added with continued deeper drilling. In addition, near-surface Mineral Resources have not been completely closed off so that potential exists for incremental increases in tonnage with further drilling.

- A drilling program of 100,000 m is planned for 2006. The program will focus on further resource delineation at the three deposits drilled in 2005, including the search for resource extensions to depth. Initial drill tests of two other deposits, Charcas and Azuljaja, will also be completed.

(h) Competent Person for Mineral Resource/Competent Person for Ore Reserve; where only one set of initials are listed, the same Competent Person is responsible for both Mineral Resources and Ore Reserves

Competent persons

MJ = Myles Johnston, Xstrata Copper (AusIMM)
IH = Ian Holland, Xstrata Copper (AusIMM)
CS = Cameron Schubert, Xstrata Copper (AusIMM)
JM = Jeffrey Moncrieff, Xstrata Copper (AusIMM)
LR = Luis Rivera, Xstrata Copper (AusIMM)
EO = Edward Orbock, Amec (AusIMM)

Zinc

30 June 2005 (total mine basis)

Name of Operation	% ownership	Mining Method	Commodity	Ore Reserves Proved (Mt)	Ore Reserves Probable (Mt)	Mineral Resources Measured (Mt)	Mineral Resources Indicated (Mt)	Mineral Resources Inferred (Mt)	Competent person[f]
Mount Isa	**100.0%**								
Isa Lead Mine[a]		UG	Ore	0.4	—	1.0	0.1	—	RW/SK
			% Zinc	5.9%	—	7.3%	4.2%	—	
			% Lead	4.7%	—	6.3%	11.0%	—	
			Silver g/t	140	—	180	280	—	
Black Star Open Cut[b]		OC	Ore	23.9	3.0	23.5	2.9	2	JM/JM
			% Zinc	5.1%	4.2%	5.2%	4.4%	5%	
			% Lead	3.0%	2.5%	3.1%	2.7%	4%	
			Silver g/t	57	52	60	57	70	
Mount Isa Open Pit — Excl. Black Star[c]		OC	Ore	—	—	84.5	67.6	160	JM/JM
			% Zinc	—	—	4.1%	4.0%	4%	
			% Lead	—	—	3.5%	3.4%	3%	
			Silver g/t	—	—	82	83	59	
George Fisher[d]	**100.0%**								
George Fisher South (Hilton) Orebodies		UG	Ore	10.0	8.1	22.0	11.0	8	MH/DG
			% Zinc	7.8%	7.8%	8.9%	8.9%	10%	
			% Lead	5.6%	5.5%	6.5%	6.1%	6%	
			Silver g/t	130	120	150	130	100	
George Fisher North Orebodies		UG	Ore	11.4	9.6	14.0	22.0	50	MH/DG
			% Zinc	8.8%	8.3%	10.0%	9.3%	9%	
			% Lead	4.7%	4.0%	5.1%	4.0%	5%	
			Silver g/t	92	82	100	78	80	
McArthur River[e]	**75.0%**								
Open Cut		OC	Ore	—	52.3	100.0	48.0	—	SP/DH
			% Zinc	—	10.0%	12.0%	9.3%	—	
			% Lead	—	4.4%	5.0%	4.6%	—	
			Silver g/t	—	45	50	45	—	
Woyzbun South Zone		UG	Ore	—	—	8.3	—	—	SP/DH
			% Zinc	—	—	14.0%	—	—	
			% Lead	—	—	5.6%	—	—	
			Silver g/t	—	—	58	—	—	

Definitions

OC = open-cut; UG = underground

Notes

- Rounding to two significant figures has been applied generally to tonnage and grade estimates with rounding to one significant figure applied in most cases to Inferred Mineral Resources.
- The term "Ore Reserve", as used in this public statement in accordance with Australian practice, has the same meaning as "Mineral Reserve" as defined in The Code for Reporting of Mineral Exploration Results, Mineral Resources and Ore Reserves (The Reporting Code), October 2001 edition.

[a] Mount Isa Lead Mine: Lead-zinc-silver mineralisation occurs in galena and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstones. Mine production totalling 0.8 million tonnes at 4.4 % Pb, 5.1 % Zn and 122 g/t Ag depleted the Ore Reserves and Mineral Resources. Resource categorisation is based upon consideration of orebody continuity, structural complexity, metallurgical knowledge and data coverage. The reduction in the resource reflects the elimination of the Isa Pit/Lead mine overlap. The reserve tonnage reflects the production schedule for the last six months of the mine's life.

[b] Black Star Open Cut: Lead-zinc-silver mineralisation occurs in galena and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstone. Approximately 85% of the lead-zinc-silver resource is primary sulphide, the remainder being considered as transitional (mixed primary sulphide and secondary oxide/carbonate) mineralization. Mine production totalling 0.3 million tonnes at 4.6 % Zn, 3.2 % Pb and 45 g/t Ag depleted the Ore Reserves and Mineral Resources. Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. The resource mineralisation occurs inside a designed Stage 4 pit utilising Measured, Indicated and Inferred resource blocks. It is reported above a 16.55 NSR (Net Smelter Return). The Mineral Resource estimate is based on a block model built with grade interpolation by ordinary kriging reporting to blocks with dimensions of 6mE X 15mN X 8mRl. The resource model is developed from approximately 1,020,350m of diamond drilling, 18,400m of RC drilling and 168,200m of underground sampling. Potential revenue from the oxidised portion of the silver, lead, zinc mineralisation has not been used in the optimisation nor has this mineralisation been reported as Mineral Resource. The Black Star proven and probable reserves does not include the Lead Mine proven and probable reserves within the Black Star pit.

[c] Mount Isa Open Pit: Lead-zinc-silver mineralisation occurs in galena and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstone. Approximately 85% of the lead-zinc-silver resource is primary sulphide, the remainder being considered as transitional (mixed primary sulphide and secondary oxide/carbonate) mineralization. The Identified Mineral Resources has been re-modelling and reclassification on the basis of the Pre-Feasibility drilling performed for the Isa Open Pit as well as the Feasibility drilling for the Black Star Open Cut during the previous two years. The Black Star Open Cut Resource has been removed from the Isa Open Pit and is reported separately. Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Pit optimisation was applied to the new resource block model, using Measured, Indicated and Inferred Mineral Resources, and a pit shell was generated. Mineral Resources have been reported inside this pit shell using a cut off 16.55 NSR (Net Smelter Return). The NSR is calculated on a recoverable payable basis, taking lead, zinc and silver grades, metallurgical recoveries, prices and realisation costs into account. Depending on lead and silver credits. Potential revenue from the oxidised portion of the silver, lead, zinc mineralisation has not been used in the optimisation nor has this mineralisation been reported as Mineral Resource.

[d] George Fisher North & South Orebodies: Lead-zinc-silver mineralisation occurs in galena- and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstones. Mine production totalling 2.6 million tonnes at 5.1% Pb, 8.7% Zn and 114 g/t Ag depleted the Ore Reserves and Mineral Resources. Orebody re-interpretation, re-modelling and reclassification of the Identified Mineral Resources were completed on the basis of additional geological information and operating experience during the year. Classification is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Total ore reserve tonnage increased by 15.7 million tonnes due to additional drilling, improved resource to reserve conversion, favourable metal prices and orebody re-interpretation. 2005 reserve Silver, Lead and Zinc grades were lower than 2004 grades mainly due to change in the dilution estimation process and favourable metal prices. Stope geotechnical performance in C and D ore bodies was continually monitored in 2004/05. Modified Dilution Graph, RQD Plots & Stable Beam Theory based stope designs were used in C and D ore bodies. Historical dilution values were used where limited geotechnical data was available.

[e] McArthur River: Underground Mine production of 1.52 million tonnes at 12.1% Zn, 5.3 % Pb and 52 g/t Ag depleted the Ore Reserves and Mineral Resource during 2004-2005. As of 1 July 2005, all identified mineral resources and reserves tabulated here, except for Woyzbun South, are reported within designed pit shells and there is a reasonable prospect that these resources will be mined at some stage in the future by open pit methods. Resources that fall outside the ultimate pit shell (other than Woyzbun South) are not reported. The reported open pit resources include the depletion of 10 years of reconciled underground mining production, totalling 10MT of measured resource. Measured Resources are classified by successful underground mining, milling and reconciliation of areas of number 2, 2/3, 3, 4 and 5 ore bodies where there is greatest structural and grade continuity. Indicated Resources are classified based on areas of increased structural uncertainty due to faulting and folding and increased grade variation due to the proximity of the ore bodyfringe. By default, Number 6, 7 and 8 ore bodies and all transitional ore are classed as Indicated due to the uncertainty of their metallurgical characteristics. Conversion of Measured Resources into the highest confidence category of Proven Reserve has not been undertaken due to a lower certainty of geotechnical, environmental and hydrological factors. All resources have been converted into Probable reserve on the basis of an estimated 15% dilution of waste breccia interbeds and 10% mining losses within Pit Shell Stage 6. This pit design is based on the optimal pit when mining 1.8Mtpa of ore to produce a bulk concentrate. Woyzbun South resources are classified as indicated and it assumed they will be mined at the end of the ultimate pit shell mine life by underground extraction. Zinc-lead-silver mineralisation occurs predominantly as bedding parallel sphalerite and galena rich bands hosted by dolomitic and carbonaceous pyritic siltstones, graded beds and chaotic debris flow breccias.

[f] Competent Person for Mineral Resource/Competent Person for Ore Reserve

Competent persons

RW = R Willis, Xstrata Zinc, (AIG)
DG = D Grant, Xstrata Zinc, (AustIMM)
SK = S Kenworthy, Xstrata Zinc, (PLATO)
SP = S Pevely, Xstrata Zinc, (AustIMM)
JM = J Moncrieff, Xstrata Zinc, (AustIMM)
DH = D Herbert, AMDAD Pty Ltd, (AustIMM)
MH = M Haydon, Xstrata Zinc, (AIG)

2. Alumbrera Ore Reserves and Mineral Resources Report

The following is extracted without material amendment from the reserves and mineral resources report published by Xstrata on 30 June 2006 in respect of the Bajo de la Alumbrera operation in Argentina in which the Enlarged Xstrata Group has a 50% interest:

COPPER — Bajo de la Alumbrera

30 June 2006

As a consequence of the announced increase in the Bajo de la Alumbrera Ore Reserves, the new statement is:

Ore Reserves*

Proved	380 Mt	@	0.45% Cu & 0.49 gpt Au
Probable	24 Mt	@	0.42% Cu & 0.43 gpt Au
Total	400 Mt	@	0.45% Cu & 0.49 gpt Au

Mineral Resources*

(Inclusive of those Mineral Resources modified to produce the Ore Reserves)

Measured	400 Mt	@	0.45% Cu & 0.48 gpt Au
Indicated	24 Mt	@	0.42% Cu & 0.43 gpt Au
Total	420 Mt	@	0.45% Cu & 0.48 gpt Au

The Competent Person for this Ore Reserve and Mineral Resource estimate is Mr. Luis Rivera who is a member of the Australian Institute of Mining and Metallurgy. Mr. Rivera is a full-time employee of Minera Alumbrera Limited. Mr. Rivera has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 'Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Rivera consents to the inclusion in this website posting of the matters based on his information in the form and context in which it appears.

These Ore Reserves and Mineral Resource estimates represent the position at 30 June 2006.

The term 'Ore Reserve', as used in this public statement in accordance with Australian practice, has the same meaning as 'Mineral Reserve' as defined in The Code for Reporting of Mineral Exploration Results, Mineral Resources and Ore Reserves (The Reporting Code), October 2001 edition.

Rounding to two significant figures has been generally to tonnage and grade estimates.

The Proved Reserves include 100 million tonnes @ 0.35% Cu, 0.40 g/t Au of medium and low grade material stockpiled for future treatment. This estimate is based on a resource block model (ALUK) which was constructed using Ordinary Kriging interpolation within geological constraints from an assay database comprising some 90,000 metres of diamond drilling and 15,000 metres of reverse circulation drilling.

Ore Reserves are based on a pit optimisation (Pit 729) performed on the ALUK resource block model, and are reported using an economic cut-off grade of 0.27% copper equivalent. The economic cut-off based on appropriate dilution factors and metallurgical recoveries, and uses commodity prices of US$400 per ounce of gold and US$1.00 per round of copper. The stripping ratio (S.R.) for Pit 729 is 2.0; S.R. is defined as the in-pit tonnes of waste divided by the in-pit tonnes of ore. No stockpiled ore is considered in this figure.

18.0 million tonnes of Proved and Probable Reserves have been mined and processed during the six months to June 30th 2006 from the December 31st, 2005 Ore Reserve and additional 40 million tonnes of ore defined under and surrounding the previous pit bottom ring have been included in the Reserves. Identified Mineral Resources are generated from pit optimisation studies using possible future technical and economic scenarios (Pit 730), to define mineralization which might in whole or in part become economically extractable.

Identified Mineral Resources are reported on the basis of a payable copper equivalent grade of 0.27%. The ultimate pit slopes design was based on Call & Nicholas Inc. recommendations (CNI, Tucson, AZ, USA). Primary sulphide mineralization comprises disseminated, vein and fracture controlled chalcopyrite in altered Dacite and Andesite host rocks, with chalcocite and covellite in the enriched zone.

3. Falconbridge Group Mineral Reserves and Mineral Resources Information

The following is extracted without material amendment from Falconbridge's Annual Information Form dated 22 March 2006:

Mineral Reserves[1]

	Falconbridge's beneficial interest(%)		Dec. 31, 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Copper Deposits										
Kidd Creek	100.0	Proven	17,836	1.82	5.61	—	0.18	54	—	—
	100.0	Probable	1,178	2.05	4.41	—	0.09	33	—	—
		Total	19,014	1.84	5.53	—	0.18	53	—	—
Lomas Bayas	100.0	Proven	72,797	0.36	—	—	—	—	—	—
	100.0	Probable	166,423	0.36	—	—	—	—	—	—
		Total	239,220	0.36	—	—	—	—	—	—
Collahuasi[2]	44.0	Proven	245,275	1.10	—	—	—	—	—	—
	44.0	Probable	1,559,057	0.86	—	—	—	—	—	—
		Total	1,804,332	0.90	—	—	—	—	—	—
Antamina[3]	33.75	Proven	76,000	1.12	1.40	—	—	14.9	0.029	—
	33.75	Probable	374,000	1.19	0.84	—	—	12.4	0.031	—
		Total	450,000	1.18	0.93	—	—	12.9	0.031	—
Nickel Deposits										
Sudbury	100.0	Proven	3,155	1.78	—	1.26	—	—	—	—
	100.0	Probable	4,900	1.27	—	1.13	—	—	—	—
		Total	8,055	1.47	—	1.18	—	—	—	—
Raglan	100.0	Proven	5,942	0.72	—	2.58	—	—	—	—
	100.0	Probable	8,908	0.81	—	2.95	—	—	—	—
		Total	14,850	0.77	—	2.80	—	—	—	—
Montcalm	100.0	Proven	4,157	0.69	—	1.45	—	—	—	—
	100.0	Probable	350	0.63	—	1.59	—	—	—	—
		Total	4,507	0.68	—	1.46	—	—	—	—
Falcondo	85.26	Proven	45,337	—	—	1.22	—	—	—	—
	85.26	Probable	9,036	—	—	1.05	—	—	—	—
		Total	54,373	—	—	1.19	—	—	—	—
Koniambo	49.0	Proven	17,182	—	—	2.50	—	—	—	—
	49.0	Probable	45,293	—	—	2.36	—	—	—	—
		Total	62,475	—	—	2.40	—	—	—	—
Zinc Deposits										
Brunswick Mine[4]	100.0	Proven	13,230	0.38	8.83	—	3.52	104	—	—
	100.0	Probable	1,462	0.21	8.26	—	3.63	106	—	—
		Total	14,692	0.36	8.77	—	3.53	104	—	—
Aluminum Deposits										
St. Ann Bauxite[5]	50.0	Proven	9,708	—	—	—	—	—	—	25.37
	50.0	Probable	19,593	—	—	—	—	—	—	24.91
		Total	29,301	—	—	—	—	—	—	25.06

Notes:

[1] No adjustments have been made for metal losses during processing.

[2] The Collahuasi mineral reserves have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). The estimates are inspected annually by Chester Moore. Proven plus probable molybdenum reserves at the Rosario deposit total 1,055,694 tonnes at 0.025% molybdenum and are part of the total reserves as stated.

[3] The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

[4] Estimates used the following metal prices and exchange rate: zinc $0.65/lb, copper $1.50/lb, lead $0.35/lb, silver $6.50/oz and Cdn$1.50 for US$1.00.

[5] The St. Ann Bauxite mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Mineral Resources[1] (in addition to Mineral Reserves)

	Falconbridge's beneficial interest (%)	Category	Dec. 31, 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)
Copper Deposits									
Kidd Creek Operations	100.0	Measured	891	2.37	3.75	—	0.18	35	—
		Indicated	1,706	2.06	7.59	—	0.19	55	—
		Total	2,597	2.17	6.28	—	0.18	48	—
		Inferred	11,900	2.7	4.8	—	0.3	81	—
Lomas Bayas	100.0	Measured	22,791	0.30	—	—	—	—	—
		Indicated	257,827	0.28	—	—	—	—	—
		Total	280,618	0.28	—	—	—	—	—
		Inferred	31,000	0.30	—	—	—	—	—
Collahuasi[2]	44.0	Measured	48,674	0.55	—	—	—	—	—
		Indicated	429,686	0.65	—	—	—	—	—
		Total	478,360	0.64	—	—	—	—	—
		Inferred	1,820,000	0.75	—	—	—	—	—
Antamina[3]	33.75	Measured	35,000	0.53	0.39	—	—	7.0	0.033
		Indicated	25,000	0.44	0.26	—	—	6.4	0.026
		Total	60,000	0.49	0.33	—	—	6.7	0.030
		Inferred	41,000	0.8	0.6	—	—	16	0.02
Nickel Deposits									
Sudbury Operations	100.0	Measured	3,347	0.61	—	1.85	—	—	—
		Indicated	17,187	1.09	—	2.38	—	—	—
		Total	20,534	1.02	—	2.30	—	—	—
		Inferred	29,000	2.6	—	1.8	—	—	—
Raglan	100.0	Measured	55	1.12	—	3.92	—	—	—
		Indicated	3,336	0.80	—	2.40	—	—	—
		Total	3,391	0.80	—	2.42	—	—	—
		Inferred	7,700	0.8	—	3.0	—	—	—
Falcondo	85.26	Measured	—	—	—	—	—	—	—
		Indicated	13,840	—	—	1.53	—	—	—
		Total	13,840	—	—	1.53	—	—	—
		Inferred	6,300	—	—	1.4	—	—	—
Koniambo[4]	49.0	Inferred	156,000	—	—	2.2	—	—	—
Zinc Deposits									
Brunswick Mine	100.0	Measured	1,542	0.34	9.07	—	3.53	94	—
		Indicated	1,942	0.30	9.60	—	4.07	101	—
		Total	3,484	0.32	9.36	—	3.83	98	—

Notes:

[1] Mineral resources do not include allowances for dilution or mining recovery.

[2] The mineral resources have been estimated and provided by the operator of the joint venture based on a copper price of $1.15. The mineral resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). The estimates are inspected annually by Chester Moore. The inferred resource total does not include the inferred resource estimate of 248 million tonnes grading 1.5% copper at Rosario West.

[3] The Antamina mineral resources have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

[4] Mineral resource total does not contain limonite inferred resource of 100 million tonnes grading 1.6% nickel and 0.2% cobalt.

The reconciliation of mineral reserves at each of the mines as at December 31, 2004 to December 31, 2005 are as follows:

		Falconbridge's beneficial interest (%)	December 31, 2004 (000 mt)	Ore treated in 2005 (000 mt)	Additions/ revisions (000 mt)	December 31, 2005 (000 mt)
Copper						
Kidd Creek	Proven	100.0	14,286	(2,320)	5,870	17,836
	Probable	100.0	3,780	—	(2,602)	1,178
Lomas Bayas	Proven	100.0	41,180	(19,508)	51,125	72,797
	Probable	100.0	301,521	(14,742)	(120,356)	166,423
Collahuasi	Proven	44.0	310,503	(41,986)	(23,242)	245,275
	Probable	44.0	1,539,102	(3,287)	23,242	1,559,057
Antamina	Proven	33.8	251,000	(30,000)	(145,000)	76,000
	Probable	33.8	217,000	—	157,000	374,000
Louvicourt	Proven	28.0	544	(820)	276	—
	Probable	28.0	13	—	(13)	—
Nickel						
Sudbury	Proven	100.0	4,554	(1,877)	478	3,155
	Probable	100.0	7,310	(294)	(2,116)	4,900
Raglan	Proven	100.0	6,270	(934)	606	5,942
	Probable	100.0	9,382	—	(474)	8,908
Montcalm	Proven	100.0	3,162	(750)	1,745	4,157
	Probable	100.0	1,724	—	(1,374)	350
Falcondo	Proven	85.3	47,846	(3,920)	1,411	45,337
	Probable	85.3	9,557	—	(521)	9,036
Koniambo	Proven	49.0	—	—	17,182	17,182
	Probable	49.0	—	—	45,293	45,293
Zinc						
Brunswick	Proven	100.0	14,937	(3,373)	1,666	13,230
	Probable	100.0	2,498	(156)	(880)	1,462
Aluminum						
St Ann Bauxite	Proven	50.0	7,214	(4,056)	6,550	9,708
	Probable	50.0	25,586	—	(5,993)	19,593

The following table sets out the Falconbridge's share of the metals and minerals contained in Falconbridge's mineral reserves:

Metal Contained in Reserves[1] — Falconbridge's Share

		Tonnes (000)						Ounces*
		Copper	Zinc	Nickel	Lead	Molybdenum	Aluminum	Silver (millions)
Copper								
Wholly-owned								
Deposits	Kidd Creek	349	1,052	—	34	—	—	32
	Lomas Bayas	861	—	—	—	—	—	—
Nickel Deposits	Sudbury	118	—	95	—	—	—	—
	Raglan	115	—	416	—	—	—	—
	Montcalm	31	—	66	—	—	—	—
Zinc Deposits	Brunswick	53	1,289	—	519	—	—	49
	Sub-Total Proven & Probable	1,527	2,341	577	553	—	—	81
Dividend								
Interest								
Copper Deposits	Collahuasi (44)%	7,114	—	—	—	—	—	—
	Antamina (33.8)%	1,789	1,419	—	—	47	—	63
Nickel Deposits	Falcondo (85.3)%	—	—	553	—	—	—	—
	Koniambo (49%)	—	—	734	—	—	—	—
Aluminium Deposits	St. Ann Bauxite (50)%	—	—	—	—	—	3,672	—
	Sub-Total Proven & Probable	8,903	1,419	1,287	—	47	3,672	63
Totals — Falconbridge's share								
Proven & Probable		10,430	3,760	1,864	553	47	3,672	144

Troy ounce

Notes:

[1] Calculated from the mineral reserves contained in the table entitled "Mineral Reserves" in this Item 3.9.4. Does not consider processing losses.

Exploration & Advanced Projects[1]

	Falconbridge's beneficial interest (%)	Resource/ Reserve Category	Tonnes	Grade							
				Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
			(millions)								
Copper Deposits											
El Pachón, Argentina[2]	100.0	Measured	37.1	1.15	—	—	—	4.0	—	0.03	—
		Indicated	686.8	0.62	—	—	—	2.5	—	0.01	—
		Total	723.9	0.65	—	—	—	2.6	—	0.02	—
		Inferred	560.0	0.52	—	—	—	2.6	—	0.01	—
El Morro, Chile[2]	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
Rosario West, Chile[3]	44.0	Inferred	248.0	1.54	—	—	—	—	—	—	—
El Pilar, Mexico	100.0	Inferred	210.0	0.34	—	—	—	—	—	—	—
Frieda River, Papua New Guinea Horse/Ivaal/Trukai	72.0	Indicated	74.6	0.63	—	—	—	—	0.37	—	—
		Inferred	360.0	0.60	—	—	—	—	0.38	—	—
Koki[4]		Inferred	270.0	0.40	—	—	—	—	0.30	—	—
Nena[4]		Measured	25.9	3.04	—	—	—	—	0.66	—	—
		Indicated	16.8	3.16	—	—	—	—	0.48	—	—
		Total	42.7	3.09	—	—	—	—	0.59	—	—
		Inferred	0.02	2.1	—	—	—	—	0.2	—	—
Mine D, Ontario[5]	100.0	Indicated	1.63	2.02	7.55	—	0.19	55	—	—	—
		Inferred	11.8	2.7	4.8	—	0.3	82	—	—	—
Lomas Bayas II, Chile[6]	100.0	Measured	125.2	0.31	—	—	—	—	—	—	—
		Indicated	345.1	0.28	—	—	—	—	—	—	—
		Total	470.3	0.29	—	—	—	—	—	—	—
		Inferred	150.0	0.21	—	—	—	—	—	—	—
Nickel Deposits											
Nickel Rim South, Ontario[7]	100.0	Inferred	13.4	3.3	—	1.8	—	15	0.8	—	0.04
Onaping Depth, Ontario[7]	100.0	Indicated	14.6	1.15	—	2.52	—	2.3	0.12	—	0.06
		Inferred	1.2	1.2	—	3.6	—	3.0	0.1	—	0.07
Fraser Morgan[7], Ontario	100.0	Measured	3.33	0.61	—	1.85	—	2.28	0.05	—	0.06
		Indicated	1.55	0.46	—	1.69	—	1.61	0.04	—	0.06
		Total	4.88	0.56	—	1.80	—	2.07	0.05	—	0.06
		Inferred	2.4	0.5	—	1.8	—	1.2	—	—	0.1
Kabanga[2]	50.0	Inferred	26.4	—	—	2.6	—	—	—	—	—
Zinc Deposits											
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	0.04	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	0.04	27	0.34	—	—
		Total	5.12	1.24	15.82	—	0.04	29	0.38	—	—
Lady Loretta, Australia[8]	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—
		Total	11.6	—	16.1	—	5.7	95	—	—	—
		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Lennard Shelf, Australia[8,9]	50.0	Measured	1.40	—	8.80	—	2.15	—	—	—	—
		Indicated	1.37	—	8.15	—	1.75	—	—	—	—
		Total	2.77	—	8.47	—	1.96	—	—	—	—
		Inferred	0.3	—	8.2	—	1.7	—	—	—	—

Notes:

[1] The mineral resources/reserves are shown on a 100% basis.

[2] Subject to fulfillment of certain conditions.

[3] The mineral resources are supplied by the operator of the Collahuasi joint venture.

[4] Mineral reserves and resources estimated by Highlands Pacific Limited, the optionor of the property.

[5] Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.

[6] Option to purchase.

[7] Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.

[8] The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code) which are comparable to the NI 43-101 definitions. These estimates would not have been materially different if made using the CIM definitions.

[9] Resource estimate supplied by Teck Cominco Limited. Estimate developed as part of economic evaluation study with dilution and mining recovery included.

PART XIX — DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

Definitions

"2006 Falconbridge MD&A"	the Management's Discussion and Analysis published by Falconbridge on 25 July 2006 and included in full in Part XIII — "Description of the Falconbridge Group's business — Recent significant developments — 2006 Falconbridge MD&A" of these Listing Particulars)
"2006 Xstrata Interim Report"	the unaudited interim report of the Guarantor for the six months ended 30 June 2006
"2010 Convertible Bonds"	the 3.95% Guaranteed Convertible Bonds due 2010 issued by the Issuer
"2017 Convertible Debenture"	the 4.00% Guaranteed Convertible Debenture due 2017 issued by the Issuer
"Acquisition Facilities"	the acquisition facilities provided under the Acquisition Facilities Agreement
"Acquisition Facilities Agreement"	the acquisition facilities agreement, details of which are provided in paragraph 12(i)(G) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Acquisitions"	the Cerrejón Acquisition, the Falconbridge Acquisition and the Tintaya Acquisition
"Admission"	admission of the New Shares issued in connection with the Rights Issue, nil paid, to (i) the Official List, and (ii) trading on the London Stock Exchange's markets for listed securities
"African Carbon Group"	the business group comprising the four operating companies African Fine Carbon (Proprietary) Limited, African Carbon Manufacturers (Proprietary) Limited, African Carbon Producers (Proprietary) Limited and African Carbon Union (Proprietary) Limited, in respect of which Xstrata South Africa has a controlling interest as the sole shareholder of Egalite Investments (Proprietary) Limited and International Carbon Holdings (Proprietary) Limited
"Alloys Business"	the business of the Enlarged Xstrata Group comprising its chrome and vanadium operations as further described in Part XII — "Description of the Former Xstrata Group's business — Alloys Business summary" of these Listing Particulars
"Alumbrera Ore Reserves and Mineral Resources Report"	the reserves and mineral resources report published by Xstrata on 30 June 2006 in respect of the Bajo de la Alumbrera operation in Argentina in which the Enlarged Xstrata Group has a 50% interest and included in paragraph 2 of Part XVIII — "Ore reserves and mineral resources information — Alumbrera Ore Reserves and Mineral Resources Report" of these Listing Particulars
"Aluminum Business"	the business of the Enlarged Xstrata Group comprising its aluminium operations as further described in Part XIII — "Description of the Falconbridge Group's business — Aluminum Business summary" of these Listing Particulars
"Anglo American"	Anglo American Plc
"Antamina"	Compañia Minera Antamina S.A., a company incorporated in Peru with limited liability
"Argentine pesos" or "ARS"	the lawful currency of Argentina

Definitions

"Arrangement"	the capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Former Xstrata Group's acquisition of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the MIM Rights Issue
"ARM"	African Rainbow Minerals Limited, a company incorporated in South Africa with limited liability
"ARM Coal"	ARM *Coal (Proprietary)* Limited, a company incorporated in South Africa with limited liability
"Articles"	the articles of association of the Guarantor which are described in paragraph 10.2 of Part XVI — "Additional information — Summary of memorandum of association and Articles — Articles" of these Listing Particulars
"associated undertaking"	has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act
"Asturiana"	Asturiana de Zinc, S.A., a company incorporated in Spain with limited liability
"Australia"	the Commonwealth of Australia
"Banks"	Deutsche Bank, JPMorgan Cazenove and JPMSL
"Batiss"	Batiss Investments Limited
"BHP Billiton"	BHP Billiton plc and/or BHP Billiton Limited as the context may require
"Board"	the Executive Directors and Non-Executive Directors of the Guarantor as at the date of these Listing Particulars
"Brascade"	Brascade Corporation
"Brookfield"	Brookfield Asset Management Inc., a company formerly known as Brascan Corporation
"Business Day"	any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales or in the Swiss Canton of Zug and Zurich
"Canada"	Canada, its territories and its possessions
"Canadian dollars" or "C$" or "Cdn$"	the lawful currency of Canada
"Canadian GAAP"	accounting principles generally accepted in Canada
"CC&R"	Canadian Copper and Recycling, a division of the Falconbridge Copper Business
"Cerrejón"	the Cerrejón coal mining operation in Colombia carried on by the Cerrejón Operating Companies
"Cerrejón Acquisition"	the acquisition, which completed on 12 May 2006, by the Former Xstrata Group of the Cerrejón Business pursuant to the Cerrejón Acquisition Agreement
"Cerrejón Acquisition Agreement"	the sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition, pursuant to which the Cerrejón Purchasers purchased and the Cerrejón Vendors sold, and procured the transfer of, the entire issued share capital of the

	Cerrejón Xstrata Group Companies and the share held by a Glencore nominee in one of the Cerrejón Operating Companies
"Cerrejón Bridge Facility"	the bridge facility provided under the Cerrejón Bridge Facility Agreement
"Cerrejón Bridge Facility Agreement"	the bridge facility agreement, details of which are provided in paragraph 12(k) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Cerrejón Business"	the Enlarged Xstrata Group's one-third interest in Cerrejón held through the Cerrejón Xstrata Group Companies
"Cerrejón Operating Companies"	CMC Coal Marketing Company Ltd, Cerrejón Zona Norte S.A., Carbones del Cerrejón LLC and Cerrejón Coal (Bermuda) Limited
"Cerrejón Purchasers"	Xstrata Coal South America and Xstrata Coal Marketing
"Cerrejón Vendors"	Glencore International and Seez Trading
"Cerrejón Xstrata Group Companies"	Tironimus AG, Xstrata Cerrejón Limited and Perly Ltd
"certificated" or "in certificated form"	an Ordinary Share or other security (as appropriate) not in uncertificated form
"Chairman"	the chairman for the time being of the Guarantor
"CHF" or "Swiss Francs"	the lawful currency of Switzerland
"Chilean pesos"	the lawful currency of Chile
"Chrome Business"	the business of the Enlarged Xstrata Group comprising its chrome operations as further described in Part XII — "Description of the Former Xstrata Group's business — Alloys Business summary — Chrome operations"
"Circular"	the circular issued by the Guarantor on 30 May 2006 in respect of the Falconbridge Acquisition
"City Code"	the City Code on Takeovers and Mergers
"Closing Date"	the last date for acceptance and payment in full in respect of Nil Paid Rights, which is expected to be 27 October 2006. Pursuant to the Underwriting Agreement, Xstrata and the Banks have agreed that if a supplementary prospectus is issued by Xstrata two or fewer Business Days prior to the date specified as the expected latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed by Xstrata and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus
"Coal Business"	the business of the Enlarged Xstrata Group comprising the coal operations in Australia, South Africa and Colombia as further described in Part XII — "Description of the Former Xstrata Group's business — Coal Business summary" of these Listing Particulars
"Collahuasi"	Compañía Minera Doña Inés de Collahuasi S.C.M., a company incorporated in Chile with limited liability
"Colombian pesos"	the lawful currency of Colombia
"Companies Act"	the Companies Act 1985, as amended

"Copper Business"	the business of the Enlarged Xstrata Group comprising the Former Xstrata Group Copper Business and the Falconbridge Copper Business
"CREST"	the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CSFB Equities"	Credit Suisse First Boston Equities Limited
"CSSEL"	Credit Suisse Securities (Europe) Limited
"Debenture Deed Poll"	the deed poll dated 6 September 2005 executed and delivered by the Guarantor in connection with the 2017 Convertible Debenture
"Debt Bridge Facility"	the bridge facilities under the Debt Bridge Facility Agreement
"Debt Bridge Facility Agreement"	the debt bridge facilities agreement, details of which are provided in paragraph 12(i)(F) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Deed Poll"	the deed poll, details of which are provided in Part XI — "Description of the Deed Poll" of these Listing Particulars
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors"	the Executive Directors and Non-Executive Directors of the Guarantor as at the date of these Listing Particulars
"Disclosure Rules"	the disclosure rules of the Financial Services Authority
"Duiker"	Duiker Mining (Proprietary) Limited, a company incorporated in South Africa with limited liability
"EBIT"	earnings before interest and taxation
"EBITDA"	unless otherwise indicated, when used in relation to the Former Xstrata Group, net profit or loss from continuing operations before interest, tax, depreciation and amortisation and, when used in relation to the Falconbridge Group, net income from continuing operations before interest, taxation, depreciation, amortisation, and accretion, net restructuring costs and minority interest earnings of subsidiaries
"ECMP"	the Guarantor's independently managed equity capital management programme, under which up to 10% of the issued share capital of the Guarantor can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Enlarged Xstrata Group
"Enex"	Enex Resources Limited (now known as Xstrata Coal Investments Australia Pty Limited), a company incorporated in Australia with limited liability
"Enlarged Share Capital"	the issued ordinary share capital of Xstrata as it will be immediately following the New Shares Issue assuming the maximum number of New Shares are issued under the Rights Issue
"Enlarged Xstrata Group"	the Former Xstrata Group as enlarged by the acquisition of the Falconbridge Group

"Equity Bridge Facility"	the bridge facility provided under the Equity Bridge Facility Agreement
"Equity Bridge Facility Agreement"	the equity bridge facility agreement, details of which are provided in paragraph 12(i)(H) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Equity Refinancing Amount"	the amount to be raised in connection with the Standby Equity Underwriting Letter
"Eskom"	Eskom Holding Limited, the South African State-owned electricity utility
"EU"	the European Union
"Euro" or "€"	the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended
"Executive Directors"	the executive directors of the Guarantor
"Existing Shares"	the existing issued Ordinary Shares
"Expiry Time"	the expiry time from time to time under the Xstrata Offer
"ex-rights date"	5 October 2006
"Falconbridge"	Falconbridge Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability
"Falconbridge Acquisition"	the acquisition by the Former Xstrata Group of a majority of Falconbridge Shares on completion of the Xstrata Offer on 15 August 2005 (or, where the context requires, the acquisition by members of the Former Xstrata Group of Falconbridge Shares)
"Falconbridge Amalgamation"	the amalgamation of Noranda and Former Falconbridge which became effective on 30 June 2005 to form the current Falconbridge, upon completion of which, the assets, liabilities and operations of Noranda and Former Falconbridge were combined and managed and operated as an integrated business by Falconbridge
"Falconbridge Copper Business"	the business of the Falconbridge Group comprising its copper operations, including in Peru, Chile, the USA and Canada, as further described in Part XIII — "Description of the Falconbridge Group's business — Falconbridge Copper Business summary" of these Listing Particulars
"Falconbridge Group"	Falconbridge and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings and, following the Falconbridge Acquisition, the Enlarged Xstrata Group excluding members of the Former Xstrata Group
"Falconbridge Group Mineral Reserves and Mineral Resources Information"	the mineral reserves and mineral resources information published by Faclonbridge in its Annual Information Form dated 22 March 2006 and included in paragraph 3 of Part XVIII — "Ore reserves and mineral resources information — Falconbridge Group Mineral Reserves and Mineral Resources Information" of these Listing Particulars
"Falconbridge Shareholders"	the holders of Falconbridge Shares, where the context requires, prior to the completion of the Falconbridge Acquisition
"Falconbridge Shares"	common shares in the capital of Falconbridge, together with the associated SRP Rights while such SRP Rights subsisted

"Falconbridge Special Dividend"	the special cash dividend of C$0.75 per Falconbridge Share declared by the board of directors of Falconbridge on 16 July 2006 and paid by Falconbridge on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006
"Falconbridge Zinc Business"	the business of the Falconbridge Group comprising the zinc mining and zinc concentrate operations as further described in Part XIII — "Description of the Falconbridge Group's Business — Falconbridge Zinc Business summary" of these Listing Particulars
"Falcondo"	Falconbridge Dominicana C. por A., a company incorporated in the Dominican Republic with limited liability
"FIL"	Falconbridge International Limited, a company incorporated in Barbados with limited liability
"Financial Services Authority"	the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the FSMA
"First Facilities"	the facilities under the First Facility Agreement
"First Facility Agreement"	the facility agreement, details of which are provided in paragraph 12(w) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"First Increased Xstrata Offer"	the offer by Xstrata Canada to purchase all of the outstanding Falconbridge Shares not already owned by the Former Xstrata Group for C$59.00 in cash per Falconbridge Share made under the Offer Document as amended and varied by the First Xstrata Notice of Extension and the First Xstrata Notice of Variation
"First Xstrata Notice of Extension"	the notice of extension of Xstrata Canada, dated 7 July 2006, relating to the First Increased Xstrata Offer, relating to the extension of the Expiry Time of the Xstrata Offer to 8.00 p.m. (Toronto time) on 21 July 2006
"First Xstrata Notice of Variation"	the notice of variation of Xstrata Canada, dated 11 July 2006, which increased the cash consideration under the Xstrata Offer from C$52.50 to C$59.00 per Falconbridge Share, removed the condition that 66⅔% of the Falconbridge Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time and further extended the Expiry Time to midnight (Vancouver time) on 21 July 2006
"Former Falconbridge"	Falconbridge Limited, a corporation existing under the laws of the Province of Ontario, Canada with limited liability and a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Former Falconbridge to form Falconbridge on 30 June 2005
"Former Xstrata Group"	the Guarantor and its subsidiaries and subsidiary undertakings prior to the Falconbridge Acquisition and, where the context requires, its associated undertakings, excluding the members of the Falconbridge Group
"Former Xstrata Group Copper Business"	the business of the Former Xstrata Group comprising the copper operations in Australia, Argentina and Peru as further described in Part XII — "Description of the Former Xstrata Group's business — Former Xstrata Group Copper Business summary" of these Listing Particulars

"Former Xstrata Group Ore Reserves and Mineral Resources Report"	the Ore Reserves and Mineral Resources Report published by the Guarantor on 1 March 2006 and included in paragraph 1 of Part XVIII — "Ore reserves and mineral resources information — Former Xstrata Group Ore Reserves and Mineral Resources Report" of these Listing Particulars
"Former Xstrata Group Zinc Business"	the business of the Former Xstrata Group comprising a zinc mining and smelting operation as further described in Part XII — "Description of the Former Xstrata Group's business — Former Xstrata Group Zinc Business summary" of these Listing Particulars
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Fully Paid Rights"	rights to subscribe for New Shares, fully paid
"Glencore"	Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof
"Glencore Exchangeable Bonds"	the US$800,000,000 4.125% guaranteed exchangeable bonds due 2010 issued by Glencore Finance (Europe) S.A. and exchangeable into Ordinary Shares
"Glencore International"	Glencore International AG, a company incorporated in Switzerland and with limited liability
"Glencore Underwriting Letter"	the letter dated 3 October 2006 between Glencore International and the Banks pursuant to which Glencore International has irrevocably undertaken to subscribe for certain New Shares on demand by any of the Banks
"Guarantor"	Xstrata plc, a public limited company incorporated in England and Wales
"HMRC"	UK HM Revenue & Customs
"IFRS"	International Financial Reporting Standards as adopted by the Council of the EU
"Inco"	Inco Limited, a corporation incorporated under the laws of Canada with limited liability
"Inco Offer"	the offer by Inco to purchase all of the outstanding Falconbridge Shares made under an offer document issued by Inco dated 24 October 2005, as amended and extended by Inco's notices of extension dated 14 December 2005, 19 January 2006, 27 February 2006 and 13 July 2006, by Inco's notice of variation dated 29 May 2006 and by Inco's notices of variation and extension dated 29 June and 16 July 2006. The Inco Offer expired on 28 July 2006 without Inco taking up any Falconbridge Shares
"Inco Support Agreement"	the support agreement between Inco and Falconbridge in relation to the Inco Offer
"Ingwe"	Ingwe Collieries Limited, a South African subsidiary of BHP Billiton
"Investment Canada Act"	the Investment Canada Act of 1985, as amended
"Irrevocable Undertaking Agreement"	the irrevocable undertaking agreement dated 3 October 2006 between Xstrata and Glencore International described in paragraph 12(g) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Issue Price"	the price of 1,265 pence per New Share at which each New Share is being offered pursuant to the Rights Issue

Definitions

"Issuer"	Xstrata Capital Corporation A.V.V.
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"JPMorgan Chase"	JPMorgan Chase Bank, National Association
"JPMSL"	J.P. Morgan Securities Ltd.
"Kagiso"	Kagiso Trust Investments (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Keep-Well Agreement"	the keep-well agreement between the Issuer and the Guarantor as described in paragraph 12(e) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"KPV"	Kagiso Platinum Venture (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Kroners"	the lawful currency of Norway
"LIBOR"	London Inter Bank Offering Rate
"Listing Particulars"	these Listing Particulars
"Listing Rules"	the listing rules of the Financial Services Authority
"London Stock Exchange"	London Stock Exchange plc
"Magnola"	Magnola Metallurgy Inc., a company incorporated under the laws of Canada with limited liability
"Market Advisory Agreement"	the agreement entered into between the Former Xstrata Group and Glencore International whereby Glencore International acts as the Enlarged Xstrata Group's market advisor with respect to export production of coal, as described in Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Commercial relationship — Coal Business" of these Listing Particulars
"Merafe"	Merafe Resources Limited, a company incorporated in South Africa with limited liability
"MH"	Mototolo Holdings (Proprietary) Limited, a company incorporated in South Africa with limited liability
"MIM"	MIM Holdings Limited, now known as Xstrata Queensland Limited, a company incorporated in Australia with limited liability which was acquired by the Former Xstrata Group in 2003
"MIM Rights Issue"	the rights issue conducted by the Guarantor in 2003 in connection with the acquisition of MIM
"Minimum Tender Condition"	the condition of the original Xstrata Offer (amended by the First Xstrata Notice of Variation and deleted by the Second Xstrata Notice of Variation) that there shall have been validly deposited under the Xstrata Offer and not withdrawn at the Expiry Time (i) such number of Falconbridge Shares that, together with Falconbridge Shares held by Xstrata Canada and its affiliates (as defined in the OSA), constitutes at least 66⅔% of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27

"Mototolo Joint Venture"	the unincorporated joint venture in respect of platinum group metal resources in Mpumalanga Province in South Africa, as described in Part XII — "Description of the Former Xstrata Group's business — Projects — Mototolo" and paragraph 12(v) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"MPRDA"	the South African Mineral and Petroleum Resources Development Act 28 of 2002
"New Shares"	new Ordinary Shares issued in connection with the Rights Issue
"New Shares Issue"	the issue of the New Shares in connection with the Rights Issue
"Nickel Business"	the business of the Enlarged Xstrata Group comprising its nickel operations as further described in Part XIII — "Description of the Falconbridge Group's business — Nickel Business summary" of these Listing Particulars
"Nikkelverk"	Falconbridge Nikkelverk, AS, a company incorporated in Norway with limited liability
"Nil Paid Rights"	rights to subscribe for New Shares, nil paid, provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
"Nominations Committee"	the nominations committee of the Guarantor whose purpose is to assist the Board in discharging its responsibilities relating to the composition of the Board
"Non-Executive Directors"	the non-executive directors of the Guarantor
"Noranda"	Noranda Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability
"NorFalco"	NorFalco LLC, a company incorporated in the State of Delaware, United States with limited liability
"Novicourt"	Novicourt Inc.
"Offer Document"	the offer and circular delivered to Falconbridge, filed with Canadian provincial securities regulators and mailed to Falconbridge Shareholders by Xstrata Canada and the Guarantor (which has been amended and varied by the Variation Documents) pursuant to which Xstrata Canada made the Xstrata Offer to Falconbridge Shareholders
"Official List"	the Official List of the Financial Services Authority
"Ordinary Shares"	ordinary shares of US$0.50 each in the capital of Guarantor
"OSA"	the Securities Act (Ontario), as amended
"OSC"	Ontario Securities Commission
"Outokumpu"	Outokumpu Oyj, a corporation incorporated in Finland with limited liability
"Peruvian GAAP"	accounting principles generally accepted in Peru
"Peruvian sol"	the lawful currency of Peru
"Phelps Dodge"	Phelps Dodge Corporation
"Placing"	the placing to institutional investors of 61,994,320 Ordinary Shares announced by the Guarantor on 17 May 2006 consisting of 32,543,344 new Ordinary Shares which were issued by the Guarantor and 29,450,976 Ordinary Shares held by Batiss and sold pursuant to the terms of the ECMP

Definitions

"pounds", "£", "pence", "Sterling" or "pounds sterling"	the lawful currency of the United Kingdom
"Prospectus"	the Prospectus dated 3 October 2006 in relation to the Rights Issue
"Prospectus Rules"	the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Provisional Allotment Letter" or "PAL"	the provisional allotment letter representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa)
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Shares in certificated form
"Qualifying Shareholders"	Shareholders on the register of members of Xstrata at the close of business on the Record Date
"Rand" or "ZAR"	the lawful currency of South Africa
"RBS"	The Royal Bank of Scotland plc
"Record Date"	5.00 p.m. London Time (6.00 p.m. Central European Time) on 2 October 2006
"Registrar"	Citigroup Global Markets Deutschland AG & Co. KGaA
"Regulation Q-27"	Regulation Q-27 — *Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marchés financiers* (Québec), as amended
"Regulation S"	Regulation S under the Securities Act
"Relationship Agreement"	the agreement dated 20 March 2002 between the Guarantor and Glencore International, details of which are provided in Part I — "Description of the Enlarged Xstrata Group — Relationship with Glencore — Relationship with controlling shareholder" of these Listing Particulars
"Rights Issue"	the offer by way of rights to Qualifying Shareholders to subscribe for New Shares, on the terms and subject to the conditions set out or referred to in Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter
"RPM"	Rustenburg Platinum Mines Limited, a company incorporated in South Africa with limited liability
"Rule 61-501"	OSC Rule 61-501 — *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, as amended
"SEC"	United States Securities and Exchange Commission
"Second Circular"	the circular issued by the Guarantor on 20 July 2006 in respect of the Falconbridge Acquisition
"Second Facility"	the facility under the Second Facility Agreement

"Second Facility Agreement"	the facility agreement, details of which are provided in paragraph 12(r) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Second Increased Xstrata Offer"	the offer by Xstrata Canada to purchase all of the outstanding Falconbridge Shares not already owned by the Former Xstrata Group for C$62.50 in cash per Falconbridge Share made under the Offer Document as amended and varied by the First Xstrata Notice of Extension, the First Xstrata Notice of Variation and the Second Xstrata Notice of Variation
"Second Shareholder Rights Plan"	the shareholder rights plan adopted pursuant to an agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company, as rights agent, that was cease traded on 28 July 2006
"Second Xstrata Notice of Extension"	the notice of extension of Xstrata Canada, dated 15 August 2006, relating to the extension of the expiry time of the Xstrata Offer to midnight (Vancouver time) on 25 August 2006
"Second Xstrata Notice of Variation"	the notice of variation of Xstrata Canada, dated 21 July 2006, increasing the consideration under the Xstrata Offer from C$59.00 to C$62.50, deleting the Minimum Tender Condition, providing that the consideration under the Xstrata Offer would not be reduced by the amount of the Falconbridge Special Dividend, making the Xstrata Offer conditional on further Shareholder approval at the extraordinary general meeting of the Guarantor held on 14 August 2006 and further extending the Expiry Time to 8.00 p.m. (Toronto time) on 14 August 2006
"Securities Act"	the US Securities Act of 1933, as amended
"Seez Trading"	Seez Trading Corp Limited, a company incorporated in Bermuda with limited liability
"Shareholders"	holders of Ordinary Shares
"South Africa"	the Republic of South Africa
"SRP Rights"	rights issued pursuant to the Second Shareholder Rights Plan
"Standby Equity Underwriting Letter"	the standby equity underwriting letter, details of which are provided in paragraph 12(j) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Stark Claimants"	Stark Trading and Shepherd Investment International Ltd
"Subscription Agreement"	the subscription agreement between the Issuer, the Guarantor and Trilon International Inc., details of which are provided in paragraph 12(c) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"Swiss Admission"	the commencement of dealings in New Shares, nil paid, on the SWX
"SWX"	SWX Swiss Exchange
"Teck Cominco"	Teck Cominco Limited, a corporation incorporated under the laws of Canada with limited liability
"Tintaya"	Xstrata Tintaya S.A. (formerly BHP Billiton Tintaya S.A.), a company incorporated under the laws of Peru with limited liability
"Tintaya Acquisition"	the acquisition, which completed on 21 June 2006, by the Former Xstrata Group of 99.981% of the issued and outstanding shares of Tintaya pursuant to the Tintaya Acquisition Agreement

"Tintaya Acquisition Agreement"	the sale and purchase agreement in relation to the Tintaya Acquisition, details of which are provided in paragraph 12(k) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"TSX"	Toronto Stock Exchange
"UK Finance Act"	the UK Finance Act 2006
"UK GAAP"	accounting principles generally accepted in the United Kingdom
"uncertificated" or "in uncertificated form"	recorded on the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Underwriters"	Deutsche Bank and JPMSL
"Underwriting Agreement"	the underwriting agreement in relation to the Rights Issue dated 3 October 2006 between Xstrata and the Banks described in paragraph 12(f) of Part XVI — "Additional information — Material contracts" of these Listing Particulars
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US" or "USA"	the United States of America, its territories and possessions and any state of the United States and the District of Columbia
"US$" or "US Dollars" or "US dollars"	the lawful currency of the United States
"US$m"	millions of US Dollars
"US person"	has the meaning given in Regulation S under the Securities Act
"Vanadium Business"	the business of the Enlarged Xstrata Group comprising the mining, production and conversion of vanadium as further described in Part XII — "Description of the Former Xstrata Group's business — Alloys Business — Vanadium operations" of these Listing Particulars
"Variation Documents"	the First Xstrata Notice of Extension, the First Xstrata Notice of Variation, the Second Xstrata Notice of Variation and the Second Xstrata Notice of Extension
"Xstrata"	Xstrata plc, a public limited company incorporated in England and Wales
"Xstrata AG"	Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger
"Xstrata AG Shares"	ordinary bearer shares in the capital of Xstrata AG with a nominal value of 10 Swiss Francs
"Xstrata AG Share Schemes"	the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger)
"Xstrata Alberta"	1184760 Alberta Limited, a wholly-owned indirect subsidiary of the Guarantor and a corporation incorporated in the Province of Alberta, Canada with limited liability
"Xstrata Annual Reports and Accounts"	the annual reports and accounts prepared by the Guarantor for the financial years ended 31 December 2004 and 2005

"Xstrata Canada"	Xstrata Canada Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability
"Xstrata Coal"	the Coal Business
"Xstrata Coal Marketing"	Xstrata Coal Marketing AG, a company incorporated in Switzerland with limited liability
"Xstrata Coal South America"	Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability
"Xstrata Copper"	the Copper Business
"Xstrata Group"	Xstrata and, from time to time, its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"Xstrata Holdings"	Xstrata Holdings Pty Limited ACN 104 160 689, a company incorporated in Australia with limited liability
"Xstrata IPO"	the initial public offering of Ordinary Shares in the Guarantor announced on 20 March 2002
"Xstrata LTIP"	the Xstrata Long Term Incentive Plan
"Xstrata Merger"	the merger of Xstrata AG and the Guarantor on 25 March 2002 pursuant to which the Guarantor became the ultimate holding company of the Former Xstrata Group
"Xstrata Offer"	the offer by Xstrata Canada to purchase all of the outstanding Falconbridge shares not already owned by the Former Xstrata Group made under the Offer Document as amended and varied by the Variation Documents
"Xstrata (Schweiz) AG"	Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability
"Xstrata Share Schemes"	the Xstrata LTIP, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002
"Xstrata South Africa"	Xstrata South Africa (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Xstrata Zinc"	the Zinc Business
"Zinc Business"	the business of the Enlarged Xstrata Group comprising the Former Xstrata Group Zinc Business and the Falconbridge Zinc Business

GLOSSARY OF TECHNICAL TERMS

"agglomeration" — binding fine particles together to create coarse particles as part of a mineral processing activity

"anode" — a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process

"anthracite" — a hard coal containing a high percentage of fixed carbon and a low percentage of volatile material

"attributable production" — that part of mine or operation production in which the relevant person has an economic interest. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners

"attributable reserves" — that part of reserves from a mine in which the relevant person has an economic interest. It therefore excludes reserves attributable to minority interests in controlled subsidiaries and the interests of joint venture partners

"attributable resources" — that part of resources from a mine in which the relevant person has an economic interest. It therefore excludes resources attributable to minority interests in the controlled subsidiaries and the interests of joint venture partners

"attributable sales" — that part of sales from a mine or operation in which the relevant person has an economic interest. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners

"bankable feasibility study" — a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production

"bituminous" — a measure of coal rank. It is a measure of the degree of metamorphosis or change from the original plant or vegetative state

"blister copper" — a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes

"brownfield" — brownfield development projects are expansions to existing operations with proximity to existing infrastructure and known geological composition

"calcine" — zinc oxide produced from the roasting of zinc concentrates

"calorific value" — the heat of combustion of a unit quantity of coal. It is expressed in British Thermal Units per pound (Btu/Lbi) kilocalories per kilogramme (kcal/kg) or mega joules per kilogramme (MJ/kg). The gross calorific value includes all heat of vaporisation of water. Net calorific value assumes that all water is in the vapour phase

"capacity" — the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions

"cathode" — a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process

"chromite" — $FeCr_2 0_4$, the principal chromium ore

"chromitite" — a rock composed chiefly of chromite

"CIM Definition Standards on Mineral Resources and Reserves"	standards for the classification of MRMR estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data. The CIM Definition Standards on Mineral Resources and Reserves were approved by the Canadian Institute of Mining, Metallurgy and Petroleum on 20 August 2000, and updated on 14 November 2004, for the reporting of exploration information, mineral resources and mineral reserves in Canada and are incorporated by reference into NI 43-101
"CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines"	guidelines intended to assist a Qualified Person in the planning, supervision, preparation and reporting of MRMR estimates. All MRMR estimation work from which public reporting will ensue must be designed and carried out under the direction of a Qualified Person in accordance with NI 43-101. Disclosure of MRMR estimates is to be made in accordance with industry standard definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum which have been incorporated by reference into NI 43-101
"coal mine"	an operating mine producing coal
"coke"	bituminous coal from which the volatile components have been removed
"coking coal"	coal used to create coke — which is consumed in the steel reduction process
"COMEX"	The New York Commodity Exchange
"concentrate"	material that has been processed to increase the content of contained material or mineral relative to the contained waste
"continuous miner"	mining machine designed to remove coal from the face with the use of cutting machines and to load that coal into shuttle cars or onto conveyors
"dilution"	the contamination of ore with barren wall rock. The assay of the ore after mining is frequently lower than when sampled in place
"dmt"	dry metric tonnes
"doré"	a gold-silver alloy, an intermediate product from certain gold mines
"ferrochrome"	an alloy of iron and chromium primarily used as an input to stainless steel making
"ferronickel"	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained
"ferrovanadium"	an alloy of iron and vanadium
"FeV"	Ferrovanadium
"FOB"	free on board
"grade"	the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element
"greenfield"	greenfield development projects are expansions to areas where the Enlarged Xstrata Group does not currently operate

"indicated mineral resource"[1]	part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed
"inferred mineral resource"[1]	part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
"inferred resources"	a mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability
"IsaMills"	a high intensity stirred grinding mill developed by Xstrata Technology that significantly increases the efficiency of mineral grinding
"ISASMELT"	a smelting process developed by Xstrata Technogy that has applications for primary and secondary copper and lead smelting, converting, copper/nickel smelting, and treatment of scraps and residues
"ISAPROCESS"	a permanent cathode technology developed by Xstrata Technology for the copper refining industry
"JORC Code"	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
"kg"	kilogramme
"Kidd Process"	a permanent cathode technology developed by the Falconbridge Group for the copper refining industry
"kt"	thousand tonnes
"ktpa"	thousand tonnes per annum
"lb"	English pound equivalent to 0.4536 kilogrammes
"LME"	London Metal Exchange
"longwall"	mining method in which a coal face is mined using a shearer mounted on an armoured chain conveyor that runs along the full length of the coal face. Hydraulic jacks support the roof over the worked-out area. As the longwall face advances, the roof behind the jacks is allowed to cave
"managed", "managed basis" or "managed tonnage basis"	in respect of the Coal Business's operations, the commodities managed by the Coal Business on a total mine basis in respect of those mines that the Enlarged Xstrata Group operates and manages regardless of the Enlarged Xstrata Group's attributable interest in them, except for the Douglas/Tavistock joint venture managed by Ingwe in respect of which only the Enlarged Xstrata Group's attributable interest of 16% is included
"matte"	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals

"measured mineral resource"[1]	part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity
"mill"	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals
"mineral reserve"[1]	economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined
"mineral resource"[1]	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade of quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge
"mineral rights"	the ownership of the minerals on or under a given surface with the right to remove the said minerals
"MRMR"	mineral resource and mineral reserve
"Mt"	million tonnes
"Mtpa"	million tonnes per annum
"MW"	mega watt
"MWh"	mega watt hour
"NI 43-101"	Canadian National Instrument 43-101 — "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators
"NYMEX"	New York Mercantile Exchange
"open cut" or "open pit"	method of mining where overlying strata overburden is removed, and ore is extracted directly, without the use of underground workings as the primary means of extraction
"ore"	a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable
"oz"	troy ounces
"PCI coals"	pulverised coal injection coals
"PGM or platinum group metals"	platinum, palladium, rhodium and related metals present in some nickel/copper ores
"pillar"	a portion of a metal or coal deposit left in place in an underground mine to provide support for the roof
"plant"	fixed or moveable equipment required in the process of winning or processing the ore

"pound"	Imperial pound, equivalent to 0.4536 kilogrammes
"probable mineral reserve"(1)	economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified
"probable reserves"	measured and/or indicated resources which are not yet proven but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions
"project"	a coal deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a coal mine
"prospecting permit"	permission to prospect for minerals from a mineral rights area
"proven mineral reserve"(1)	economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified
"Qualified Person"	defined in NI 43-101 as "an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association"
"recoverable reserves" or "recovery"	where relating to coal, the tonnages of in-situ reserves that are expected to be recovered. i.e. that portion of the seam which will be extracted
"reductant"	an additive used specifically to drive off oxygen in a metallurgical conversion process
"reef(s)"	a layer, vein or lode containing economic mineralisation
"refinery"	a plant where concentrates or matte are processed into one or more refined metals
"reserves"	those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable
"resources"	all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences
"rights" or "surface rights"	the ownership of the surface land under which minerals occur
"roaster"	a furnace which, by applying super-heated air to an ore or concentrate, causes oxidation to take place, allowing the ore or concentrate to be successfully treated
"ROM" or "ROM Reserves" or "run-of-mine"	as mined reserves, taking into account geological losses, mining losses, contamination and as mined moisture adjustments
"royalty"	a share of the product or profit reserved by the owner for permitting another to exploit the property

"SAG-ball grinding"	semi-autogenous grinding and ball milling, a process to reduce rock-sized ore to a suitable size to liberate individual minerals before separation
"SAMREC Code"	South African Code for Reporting of Mineral Resources and Mineral Reserves
"shaft"	a vertical or inclined excavation, commonly from the surface, of limited cross-sectional area compared to its depth. It is used for mining, draining water, ventilation, lowering and hoisting men, product and waste and lowering materials
"SHG" or "special high grade"	zinc ingot of 99% purity
"skarn"	a mineral deposit at or near a contract between an intrusive body and its host rock
"smelter"	a plant in which concentrates are processed into an upgraded product
"smelting"	thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities speared as lighter slag
"Söderberg"	a type of electrode used for smelting in electric furnaces
"solvent extraction-electrowinning"	is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis
"spot price"	the current price of a metal for immediate delivery
"subsidence"	the sinking or settling of material, especially over an underground mining operation
"SX/EW"	solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis
"tailings"	finely ground rock from which valuable minerals have been extracted by milling
"thermal coal"	coal used in generating steam for electricity production
"t" or "tonne"	1,000 kilogrammes, equivalent to 2,204.62 pounds
"tonnage"	number of tonnes
"tpa"	tonnes per annum
"TC/RC"	treatment and refining charge
"UG2"	a chromitite layer in the Bushveld Complex in Mpumalanga, South Africa, which contains economically viable concentrations of PGM
"V_2O_5	vanadium pentoxide
"waste"	rock lacking sufficient grade and/or other characteristics or ore to be economic
"wmt"	wet metric tonnes
"zinc concentrate"	product of flotation process typically ranging in zinc content between 45% and 60%

Note:

[1] NI 43-101 definitions


RECEIVED
SEC MAIL PROCESSING
JAN 16 2007
WASH, D.C.
186
SECTION


xstrata

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA

NEWS RELEASE

99.4 PER CENT ACCEPTANCE OF XSTRATA'S RIGHTS ISSUE

Zug, 30 October 2006

Xstrata announces that the 1 for 3 Rights Issue of up to 235,787,596 New Shares at £12.65 per New Share closed for acceptances at 11.00 a.m. London time on 27 October 2006.

The Company received valid acceptances in respect of 234,461,198 New Shares, representing approximately 99.4 % of the total number of New Shares offered to Shareholders pursuant to the fully underwritten Rights Issue.

It is expected that the New Shares in uncertificated form will be credited to CREST accounts on 30 October 2006 and that definitive share certificates in respect of New Shares in certificated form will be dispatched to shareholders by 3 November 2006.

It is expected that the New Shares will commence trading fully paid on the London Stock Exchange's main market for listed securities and on the SWX Swiss Exchange on 30 October 2006.

In accordance with their underwriting obligations in respect of the Rights Issue, Deutsche Bank and JPMorgan Cazenove will be seeking subscribers for the remaining 1,326,397 New Shares.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

Deutsche Bank
Brett Olsher +44 20 7545 6459
Charlie Foreman +44 20 7547 6843
Toby Clark +44 20 7547 6914

JPMorgan Cazenove
Ian Hannam 44 20 7155 8641
Barry Weir +44 20 7155 4847
Robert Stafler +44 20 7155 8644

Deutsche Bank and JPMorgan Cazenove are joint brokers to Xstrata and are acting as joint sponsors to the Rights Issue. Deutsche Bank and J.P. Morgan Securities Ltd. are acting as joint underwriters to the Rights Issue.

Deutsche Bank AG is authorised under German Banking Law (Competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Rights Issue.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority and is regulated by the Financial Services Authority for the conduct of UK business, is acting exclusively for the Company and no one else in connection with the Rights Issue, and will not be responsible to anyone other than the Company for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in connection with the Rights Issue.

Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. (the "Banks") or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Enlarged Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Enlarged Xstrata Group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Enlarged Xstrata Group's US$2.5 billion Debt Bridge Facility Agreement, its US$9.5 billion Acquisition Facilities Agreement and its US$7.0 billion Equity Bridge Facility Agreement.
The address of Deutsche Bank is Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. The address of JPMorgan Cazenove is 20 Moorgate, London EC2R 6DA, United Kingdom. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares or any other securities.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The New Shares, have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, subject to certain exceptions, this announcement should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada, Japan or South Africa.


xstrata

COMPANY ANNOUNCEMENT

DISCLOSABLE INTERESTS

Zug, 31 October 2006

Xstrata plc ("Xstrata") announces that it was notified on 30 October 2006 by Credit Suisse Group ("CSG") but as of 25 October 2006 of a change in the interests of CSG, Credit Suisse First Boston Equities Limited ("CSFB Equities") and Credit Suisse Securities (Europe) Limited ("CSSEL") in Xstrata's ordinary shares (the "Shares"). The notification stated that CSFB Equities and CSSEL are party to agreements (together the "Agreement") with Glencore International AG ("Glencore") relating to the *acquisition* of interests in the Shares. The notification also stated that CSG had an interest in 268,553,081 Shares (37.96%) of which CSFB Equities, CSSEL and Glencore in aggregate were jointly interested in 254,989,949 Shares (36.05%). The notification stated that CSFB Equities held 0 Shares and was interested in 254,989,949 Shares (36.05%) by virtue of the Agreement and that CSSEL held 153,949,549 Shares (21.76%) (2,360,819) of which were in the course of settlement) and was interested in 101,040,400 Shares (14.28%) by virtue of the Agreement. The notification stated further that CSSEL's interests in 28,130 Shares were interests of the type as is mentioned in section 208(5) of the Companies Act 1985, as amended ("Section 208(5)") by virtue of the right to redelivery of equivalent securities under stock lending arrangements. According to the notification, CSG's interests in an additional 11,507,480 Shares were interests of the type as is mentioned in Section 208(5) by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

A notification received from Glencore on 30 October 2006 *stated that* Glencore is a party to the Agreement with CSFB Equities and CSSEL and that Glencore, CSFB Equities and CSSEL in aggregate were jointly interested in a total of 254,989,949 Shares (36.05%). The notification stated that Glencore was interested in 153,949,549 Shares (21.76%) by virtue of the Agreement. The notification stated further that, so far as was known to Glencore at the date of its notification, Glencore's interests in 28,130 Shares were interests as are mentioned in Section 208(5).

As of 25 October 2006, 707,362,787 Shares were in issue.

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com



XSTRATA'S SUBSIDIARY FALCONBRIDGE ANNOUNCES FURTHER CAPITAL MANAGEMENT INITIATIVES

Zug & Toronto, 1 November 2006

Xstrata plc will continue to pursue capital management initiatives to reduce further the level of subsidiary indebtedness within the Xstrata Group.

To this end Xstrata's subsidiary Falconbridge Limited ("Falconbridge") gave an early redemption notice on the adjustable rate convertible subordinated debentures due April 30, 2007, and all such debentures were either converted into Falconbridge common shares or redeemed in full on 2 October 2006.

On 15 September 2006, Falconbridge also issued a notice of redemption for all Series F (TSX: FAL.PR.F) and Series G (TSX: FAL.PR.G) outstanding Cumulative Redeemable Preferred Shares and Cumulative Preferred Shares, Series 1. These series will be redeemed today.

As part of this ongoing initiative, Xstrata and Falconbridge may implement various debt restructuring options, including the provision of Xstrata guarantees for the Falconbridge bonds and may from time to time purchase Falconbridge bonds in the market.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict and control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Xstrata specifically disclaims any obligation to update these forward-looking statements. These forward-looking

statements should not be relied upon as representing the company's views as of any date subsequent to the date of this news release.

This is not an offer to purchase or a solicitation of offers to purchase or sell any Falconbridge bonds or other securities.


xstrata
copper

NEWS RELEASE

XSTRATA COPPER ANNOUNCES DECISION TO SOLE FUND FURTHER WORK ON TAMPAKAN PROJECT IN THE PHILIPPINES

Brisbane, 1 November 2006

Xstrata Copper announces its decision to sole fund further work that it considers necessary to determine whether or not to exercise its option to acquire 62.5% of the Tampakan copper-gold exploration project in the Philippines. The decision on whether to exercise or terminate the option needs to be made by Xstrata Copper upon completion of this work, but in any event no later than 31 December 2007.

A pre-feasibility study funded and managed by ASX-listed company Indophil Resources NL and its Philippines affiliate Sagittarius Mines Inc. was completed in September 2006 and a report was subsequently delivered to Xstrata Copper.

Xstrata Copper Executive General Manager - Project Development Peter Forrestal said a decision by Xstrata Copper was necessary following receipt of the Indophil report on the pre-feasibility work program and the completion of the required expenditure of AUD27 million by Indophil.

"Xstrata Copper is in the process of reviewing the results of the Indophil pre-feasibility study, which confirms Tampakan as a major undeveloped copper-gold deposit. In the time since Indophil's study began, the Tampakan Mineral Resource has grown substantially, which has increased the scale, complexity and potential viability of the project.

"Xstrata's decision to sole fund further work is a clear indication of our continuing interest in the Tampakan project," Mr Forrestal said.

Ends

Xstrata contacts

Sue Sara		Claire Divver	
Telephone	+61 7 3295 7535	Telephone	+44 20 7968 2871
Mobile	+61 411 206 090	Mobile	+44 7785 964 340
Email	ssara@xstratacopper.com.au	Email	cdivver@xstrata.com

Kirrily Kuc
Telephone +61 7 3295 7519
Mobile +61 434 600 245
Email kkuc@xstratacopper.com.au

Notes to editors

The Tampakan project is located on the southern Philippines island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the tri-boundary of three Provinces – South Catabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper-gold deposit is located in the Province of South Cotabato, Municipality of Tampakan. Most of the project area covers generally accentuated topography with the Tampakan deposit located on a NNE trending ridge at an elevation varying from 1000-1300 metres a.s.l.



xstrata

NEWS RELEASE

XSTRATA COMPLETES ACQUISITION OF FALCONBRIDGE; FALCONBRIDGE COMPLETES REDEMPTION OF PREFERRED SHARES

Zug and Toronto, 2 November 2006

Xstrata is pleased to announce that at midnight (Toronto time) on 1 November 2006 Xstrata acquired all of the remaining outstanding common shares (the "Common Shares") of Falconbridge Limited ("Falconbridge"), pursuant to the statutory compulsory acquisition procedures (the "Compulsory Acquisition"). Xstrata now beneficially owns 100% of the Common Shares.

Each shareholder of Falconbridge whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive the equivalent of Xstrata's offer price of C$62.50 in cash for each Common Share once the shareholder delivers the certificate(s) representing those Common Shares, together with a transmittal and election form, to CIBC Mellon Trust Company in accordance with the instructions on the transmittal and election form. The aggregate cash consideration for the Common Shares acquired under this step of the Compulsory Acquisition is approximately C$19.6 million (approximately US$17.3 million).

Furthermore, on 1 November 2006, Xstrata's subsidiary, Falconbridge, completed the redemption (the "Preferred Share Redemption") of all of the outstanding Cumulative Redeemable Preferred Shares, Series F (TSX: FAL.PR.F) and Series G (TSX: FAL.PR.G), and Cumulative Preferred Shares, Series 1 for an aggregate cash consideration of approximately C$306 million (approximately US$270.4 million).

Following the completion of the Compulsory Acquisition and Preferred Share Redemption, the Toronto Stock Exchange (the "TSX") halted trading in and delisted the Common Shares, the Series F shares and the Series G shares from the TSX as of the close of the market on 1 November 2006.

Falconbridge shareholders with questions or requests for copies of the documents, please call CIBC Mellon Trust Company at +1-416-643-5500 or 1-800-387-0825. Further information is available from www.xstrata.com/falconbridge.

ends

Xstrata contacts

any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA



Xstrata File
Number 82-34660

NEWS RELEASE

XSTRATA PLC ANNOUNCES DEBUT NOTES OFFERING

Zug, 6 November 2006

Xstrata plc ("Xstrata") announces the launch of its debut global bond offering to raise approximately US$1.5 billion. The offering comprises the sale of dollar denominated floating rate notes through Xstrata's subsidiary Xstrata Finance (Dubai) Limited and five-year and ten-year tranches of dollar denominated fixed rate notes through Xstrata's subsidiary Xstrata Finance (Canada) Limited. Xstrata expects to complete the offering in the near future. Proceeds from the transaction will be used to repay part of the amounts outstanding under the group's bridge loan facilities which were drawn down for the purpose of financing the acquisition of Falconbridge Ltd.

The Xstrata Finance (Dubai) Limited issue will be guaranteed by Xstrata, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited and the Xstrata Finance (Canada) Limited issues will be guaranteed by Xstrata, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

The securities offered have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the securities will be offered and sold only (1) inside the United States to Qualified Institutional Buyers (QIBs as defined in Rule 144A under the Securities Act and (2) outside the US to persons other than US persons in reliance on Regulation S under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

Ends

Xstrata contacts

Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com


xstrata

MEDIA RELEASE

XSTRATA CONFIRMS POWER STATION PROPOSAL

Mount Isa, 6 November 2006 - Xstrata is proposing to develop a 30 mega watt power station to secure reliable energy supply to its expanding Mount Isa operations.

The power station, which will be located on the mining lease at X41, is being built to supplement Xstrata's short to medium-term energy needs.

The power station does not, however, address the long-term energy requirements for the North West Minerals Province.

Chief Operating Officer North Queensland Copper Barry Grant said: "Xstrata's copper and zinc operations at Mount Isa are due to undergo significant expansions over the next 18 months, and it is critical that energy infrastructure is in place to meet these immediate needs.

"While this power station will complement longer-term energy strategies, stakeholders must continue to work together to develop real solutions to the long-term energy shortfall which could prevent the region from achieving its full potential," Mr Grant said.

The energy generated by the Xstrata Power Station (XPS) will provide a reliable and cost-effective source of power to supplement the Mica Creek power station run by CS Energy.

"Xstrata plans to be in Mount Isa for the long term, and the XPS will help to ensure a sustainable future," Mr Grant said.

Xstrata is currently seeking relevant approvals for the XPS from the Queensland Department of Mines and Energy and the Environmental Protection Agency.

Subject to State Government approvals, construction is expected to start in January 2007, with the power station fully operational by October.

Once operational, the XPS will be one of the most energy-efficient power stations operating in Australia.

Xstrata invites interested residents to attend a community briefing on the project on Tuesday, 21 November 2006 at the Red Earth Hotel, between 5:30pm and 7:00pm.

"Members of the community are invited to come along, hear about the project from Xstrata representatives and have any questions they may have about the project answered," Mr Grant said.

Ends

Xstrata Contacts

Jemma Schweikert		Melissa Trim	
Telephone	+61 7 4744 3211	Telephone	+61 7 4744 2965
Mobile	+61 412 126 510	Mobile	+61 428 109 162
Email	jschweikert@xstratacopper.com.au	Email	mtrim@xstratacopper.com.au

www.xstrata.com

Notes to Editors

About Xstrata

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Copper is headquartered in Brisbane, Australia, with regional offices in Santiago, Chile; Lima, Peru; Buenos Aires, Argentina; and Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Copper's mining operations span five countries and comprise mines, mineral processing plants and port facilities in North Queensland, Australia; mining and processing operations and port facilities in Chile, Peru and Argentina in South America; and mining and processing plants in Canada. It also has a recycling business (Noranda Recycling) with plants in Canada, the United States and Asia.

Xstrata Copper is the third largest global copper producer, with annual managed production of over one million tonnes.

Xstrata Zinc is one of the world's largest producers of zinc. Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in Australia, Canada, Germany, Spain and the UK.

Xstrata File
Number 82-34660


SEC MAIL
RECEIVED
JAN 16 2007
WASH, D.C.
186
SECTION


xstrata
zinc

NEWS RELEASE

MRM RECEIVES FEDERAL CONSENT FOR AUD110 MILLION OPEN PIT MINE

Darwin, 20 October 2006

After McArthur River Mining (MRM) last week received Northern Territory Government approval for its AUD110 million open pit development, Federal Minister for the Environment and Heritage, Senator Ian Campbell, has today given his consent under the *Environment Protection and Biodiversity Conservation Act 1999* (EPBC Act).

MRM General Manager Mr Brian Hearne said this is the third and final decision required for the development after previously receiving a favourable recommendation from the Northern Territory Minister for Natural Resources, Environment and the Arts, Marion Scrymgour, and the approval of NT Mines and Energy Minister, Chris Natt.

"Senator Campbell's consent was the final step in the environmental assessment process and we thank him for this decision," Mr Hearne said.

"The comprehensive assessment of the project has given clarity to the facts that the mine has not polluted the McArthur River or the Gulf environments, the river diversions will be safe, and our plans for the open pit development are sustainable."

The assessment process has also resulted in an increase in the total cost of the development from an initial estimate of AUD66 million to AUD110 million. Of this, AUD10 million was due to modifications required to the river diversion design to incorporate the recommendations of the Northern Territory Government's independent expert, Professor Wayne Erskine.

The Northern Territory Minister for Mines and Energy, Chris Natt, approved the open pit development on 13 October 2006 after being satisfied that six conditions had been met. These were in relation to a AUD55.5 million security bond, a vegetation management plan, river diversion demonstration, contaminant management, a mine-funded independent environmental monitoring program and a Heads of Agreement for a AUD32 million Community Benefits Package.

The conditions requested by Senator Campbell will be met through the work of the independent environmental monitoring program to be implemented in conjunction with the NT Government.

Mr Hearne said a contract team is already in place on site which can now be mobilised on the preliminary civil works for the open pit development. This team had previously been employed on other approved site works.


xstrata
zinc

The first stage involves the expansion of the existing test pit operations in order to maintain current production levels while work on the full open pit development proceeds under a two year program.

The open pit development was considered a "controlled action" under the EPBC Act due to the presence of one fauna species rated as vulnerable – the freshwater sawfish. The Department of Environment and Heritage was also interested to examine the potential affect of the development on migratory birds.

The MRM Public Environmental Report (PER) lodged in July 2006, contained the results of a survey of freshwater fishes, particularly targeting the freshwater sawfish, undertaken this year by leading national authority, Dr Dean Thorburn.

This study found that from a regional perspective, the upper reaches of the McArthur River are marginal habitats for the freshwater sawfish in comparison to other Gulf rivers. The section of the river to be diverted is used as a route to upstream habitats such as Eight Mile Waterhole but is unlikely to represent a significant refuge habitat for the sawfish.

Dr Thorburn was satisfied that based on the proposed rehabilitation design for the new river channel, adequate passage for fish species would be maintained.

A comprehensive monitoring program will be conducted to monitor fish populations in seasonal and refuge pools and tidal reaches, and fish passage through the diversion.

The NT Environment Protection Agency (EPA) Environmental Assessment Report 54 accepted the conclusion that the development will not have a significant adverse impact on the national status of the freshwater sawfish and supported further studies.

The PER also reported there would be no significant impact on migratory birds around the McArthur River. A survey of migratory birds at and around the Bing Bong loading facility is planned.

ends

For more information

http://www.mcarthurriver.com.au
Project helpline: 1800 211 573

Xstrata contacts

Australia
Joanne Pafumi, Rowland Communication
Telephone +61 (0)7 3229 4499
Mobile +61 (0)411 759 683
Email Joanne.pafumi@rowland.com.au
UK
Claire Divver, Xstrata


xstrata
zinc

Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

About MRM

McArthur River Mine (MRM) is a zinc-lead mine wholly owned by Xstrata Zinc and located 900 kilometres south-east of Darwin near the Gulf of Carpentaria. It opened in 1995 to mine an ore body which is one of the largest known deposits of zinc and lead in the world. Since then, it has contributed both directly and indirectly around AUD350 million annually to the Northern Territory economy and employed a workforce of 350.

In August 2005, MRM announced its intention to convert the mine from an underground to an open pit operation to enable production to continue. This development would extend the life of mine by at least 25 years. MRM has a measured and indicated ore resource of greater than 120 million tonnes, equating to over 85 years of production at current levels.

The mine faces the prospect of closure however, as underground mining is no longer viable. After 10 years of operation, the most accessible underground ore has been extracted and the underground mining operations, which comprise over 100 kilometres of underground tunnels, have become uneconomical. The development of an open-pit operation is the only way to access MRM's significant ore reserves and secure the future of the operation.

Growing world demand for zinc, particularly in Asia, and improved refining methods, coupled with reduced operating costs and improved quality of MRM's bulk concentrate product have supported the decision to inject further investment in the mine.

In August 2005, MRM lodged a draft Environmental Impact Statement (EIS) with the Northern Territory Government for the open pit conversion. In December 2005, an EIS Supplement was submitted responding to around 150 matters raised through a public review process. At the conclusion of the EIS process in February 2006, the NT Minister for Natural Resources, Environment and The Arts, Marion Scrymgour, recommended against the mine proposal. This recommendation was passed to the Minister for Mines and Energy, the Hon Kon Vatskalis, MLA, who in March 2006, referred the matter back to the NT Environment Protection Agency (EPA) for further assessment on nine issues via a Public Environmental Report (PER) process. The PER was lodged in July 2006.

On Monday 28 August, Minister Scrymgour announced her conditional recommendation in favour of the mine development following the EPA's assessment of the PER.

Since April 2006, MRM's production has been generated by an approved test pit as underground operations have now ceased.


xstrata
zinc

About Xstrata Zinc

Xstrata Zinc is one of the world's largest producers of zinc. Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in Australia, Canada, Germany, Spain and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines and lead smelter in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; the Northfleet lead refinery located in the UK; the Brunswick zinc-lead mine and lead smelter in New Brunswick, Canada, 25% of the CEZ zinc smelter near Montreal, Canada; 50% of Lennard Shelf zinc lead mine in Western Australia; 75% of Lady Loretta zinc lead deposit in Queensland, Australia; 33.75% of Antamina mine in Peru and the Perseverance zinc deposit in Quebec.


xstrata
coal

NEWS RELEASE

PRODUCTION AT OAKY CREEK OPEN-CUT TO CEASE IN DECEMBER

Sydney, Thursday 26 October 2006

Xstrata Coal announces plans to curtail production at its open cut operation at Oaky Creek from December to bring on lower-cost production at Newlands. The Oaky Creek Open Cut, which has been successfully operated by mining contractor Thiess, has a high cost structure principally because of strip ratios which are now in excess of 20bcm per tonne.

Chief Executive Peter Coates said: "We are restructuring the profile of our coking coal production to minimise costs and optimise the product specification we offer to customers. As part of this move, production from the Oaky Open Cut will be replaced from December by increased production of our lower cost, prime hard coking coal product from the Newlands Wollombi deposit. Overall production of coking coal will continue to grow in 2007, as we position our business to respond to market conditions, while lowering the cost structure of our Queensland coking operations."

No full-time Xstrata employees will be affected by this decision.

ends

Xstrata Coal Contact

Colin Whyte
Telephone +61 2 9253 6700
Mobile +61 409907696
Email cwhyte@xstratacoal.com

www.xstrata.com



NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA

NEWS RELEASE

SALE OF RIGHTS ISSUE RUMP

Zug, 30 October 2006

Xstrata announced previously that it had received valid acceptances in respect of 234,461,198 New Shares, representing approximately 99.4 % of the total number of New Shares offered to Shareholders pursuant to the fully underwritten Rights Issue announced by the Company on 3 October 2006.

Xstrata confirms that Deutsche Bank and JPMorgan Cazenove have procured purchasers for the remaining 1,326,398 New Shares for which valid acceptances were not received at an average price of £22.341 per New Share.

The net proceeds, after deduction of the Issue Price of £12.65 per New Share and the expenses of procuring purchasers (including applicable brokerage fees and commissions and amounts in respect of value added tax), will, save for amounts less than £5.00, be paid to those persons whose rights have lapsed in accordance with the terms of the Rights Issue, pro rata to their lapsed provisional allotments.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Deutsche Bank
Brett Olsher +44 20 7545 6459
Charlie Foreman +44 20 7547 6843
Toby Clark +44 20 7547 6914

Michael Oke
Aura Financial
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

JPMorgan Cazenove
Ian Hannam 44 20 7155 8641
Barry Weir +44 20 7155 4847
Robert Stafler +44 20 7155 8644

Deutsche Bank and JPMorgan Cazenove are joint brokers to Xstrata and are acting as joint sponsors to the Rights Issue. Deutsche Bank and J.P. Morgan Securities Ltd. are acting as joint underwriters to the Rights Issue.

Deutsche Bank AG is authorised under German Banking Law (Competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the

Company for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Rights Issue.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority and is regulated by the Financial Services Authority for the conduct of UK business, is acting exclusively for the Company and no one else in connection with the Rights Issue, and will not be responsible to anyone other than the Company for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in connection with the Rights Issue.

Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. (the "Banks") or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Enlarged Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Enlarged Xstrata Group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Enlarged Xstrata Group's US$2.5 billion Debt Bridge Facility Agreement, its US$9.5 billion Acquisition Facilities Agreement and its US$7.0 billion Equity Bridge Facility Agreement.
The address of Deutsche Bank is Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. The address of JPMorgan Cazenove is 20 Moorgate, London EC2R 6DA, United Kingdom. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares or any other securities.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The New Shares, have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, subject to certain exceptions, this announcement should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada, Japan or South Africa

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US, CANADIAN, AUSTRALIAN OR JAPANESE PERSONS.

xstrata

Xstrata File
Number 82-34660

NEWS RELEASE

APPLICATION FOR LISTING

Zug, 12 October 2006

Application has been made to the Financial Services Authority in its capacity as UK Listing Authority and to the London Stock Exchange for a block listing of thirteen million five hundred and seventy five thousand four hundred and thirty two (13,575,432) ordinary shares of US$0.50 each ("the Shares") to be issued upon conversion of the Xstrata Capital Corporation A.V.V. 4 per cent. Guaranteed Convertible Bonds 2017, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The Shares will rank pari passu with the existing issued shares of the Company.

Xstrata plc ordinary shares are also listed on the Swiss Stock Exchange.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

No offer of Underlying Shares or Bonds is being made in connection with the Listing or otherwise.

This release is not an offer of securities for sale in the United States, Canada, Australia, Japan or elsewhere. Neither the Bonds nor the Underlying Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the Bonds nor the Underlying Shares may be offered or sold within the United States absent registration under the US Securities Act or an exemption from registration. There will be no public offer of the Bonds or the Underlying Shares in the United States.

Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or into Canada, Australia or Japan or to US, Canadian, Australian or Japanese persons. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US, CANADIAN, AUSTRALIAN OR JAPANESE PERSONS.



Xstrata File Number 82-34660

NEWS RELEASE

PUBLICATION OF LISTING PARTICULARS

Zug, 12 October 2006

The following Listing Particulars have been approved by the UK Listing Authority and are available for viewing:

Xstrata Capital Corporation A.V.V. US$375,000,000 4.00 per cent. Guaranteed Convertible Bonds due 2017

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/3898k_-2006-10-12.pdf

Xstrata contacts

Claire Divver

Telephone	+44 20 7968 2871
Mobile	+44 7785 964 340
Email	cdivver@xstrata.com

No offer of Underlying Shares or Bonds is being made in connection with the Listing or otherwise.

This release is not an offer of securities for sale in the United States, Canada, Australia, Japan or elsewhere. Neither the Bonds nor the Underlying Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the Bonds nor the Underlying Shares may be offered or sold within the United States absent registration under the US Securities Act or an exemption from registration. There will be no public offer of the Bonds or the Underlying Shares in the United States.

Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or into Canada, Australia or Japan or to US, Canadian, Australian or Japanese persons. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws.


xstrata

NEWS RELEASE

XSTRATA ACQUIRES ADDITIONAL SHARES OF FALCONBRIDGE UNDER COMPULSORY ACQUISITION

Zug and Toronto, 13 October 2006

At midnight (Toronto time) 5 October 2006 Xstrata acquired all of the common shares (the "Common Shares") of Falconbridge Limited ("Falconbridge") that were outstanding at the close of business on 1 September 2006 and that Xstrata did not already beneficially own, pursuant to the statutory compulsory acquisition procedures (the "First Compulsory Acquisition"). Xstrata now beneficially owns approximately 99.9% of the issued and outstanding Common Shares.

Each shareholder of Falconbridge whose Common Shares were deemed to have been acquired under the First Compulsory Acquisition will receive the equivalent of Xstrata's offer price of C$62.50 in cash for each Common Share once the shareholder delivers the certificate(s) representing those Common Shares, together with a transmittal and election form, to CIBC Mellon Trust Company in accordance with the instructions on the transmittal and election form. The aggregate cash consideration for the Common Shares acquired under the First Compulsory Acquisition is approximately C$539 million (approximately US$478 million).

Furthermore, on 25 September 2006, pursuant to the provisions of section 189 of the *Business Corporations Act* (Ontario), Falconbridge acquired and cancelled an aggregate of 1,850,577 Common Shares for an aggregate cash consideration of approximately C$116 million (approximately US$103 million).

Xstrata mailed on 2 October 2006 a second notice of compulsory acquisition (the "Second Compulsory Acquisition") in respect of all of the Common Shares that were issued after the close of business on 1 September 2006 on conversion of the Falconbridge adjustable rate convertible subordinated debentures (the "Debentures"). All of the Debentures which were not converted into Common Shares by the close of business on 29 September 2006 were redeemed on 2 October 2006. Each shareholder of Falconbridge whose Common Shares are deemed to be acquired under the Second Compulsory Acquisition will also receive the equivalent of Xstrata's offer price of C$62.50 in cash for each Common Share. At the completion of the Second Compulsory Acquisition, Xstrata will beneficially own 100% of the outstanding Common Shares.

Falconbridge shareholders with questions or requests for copies of the documents, please call CIBC Mellon Trust Company at +1-416-643-5500 or 1-800-387-0825. Further information is available from www.xstrata.com/falconbridge.

Ends

Xstrata contacts

Claire Divver		Brigitte Mattenberger	
Telephone	+44 20 7968 2871	Telephone	+41 41 726 6071
Mobile	+44 7785 964 340	Mobile	+41 79 381 1823
Email	cdivver@xstrata.com	Email	bmattenberger@xstrata.com

The offer for Falconbridge referred to herein (the "Offer") was made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata" or the "Company").

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer was made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended, varied and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006, the notice of variation dated 21 July 2006 and the notice of extension dated 15 August 2006, all filed with Canadian provincial and United States federal securities regulators. The Offer expired on 25 August 2006.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the Falconbridge Acquisition mean the acquisition under the Offer of all outstanding Common Shares not previously owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006, and/or the acquisition by the Xstrata group of Xstrata Tintaya S.A. ("Tintaya") which completed on 21 June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the enlarged Xstrata group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, the Chilean peso/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Norwegian Kroner/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata

group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

Number 82-34660


McArthur
River
Mining

NEWS RELEASE

MRM WELCOMES NT MINISTER'S APPROVAL OF $110 MILLION OPEN PIT MINE

Darwin, 13 October 2006

McArthur River Mining (MRM) today welcomed the approval of the Northern Territory Minister for Mines and Energy, the Hon Chris Natt for its AUD110 million development to convert from underground to open pit operations.

Related to this announcement, the Minister also endorsed MRM's 2007 Mining Management Plan (MMP), a Heads of Agreement for a AUD32 million package of economic and social benefits to the Borroloola region, and an agreement for independent environmental monitoring of the mine operations.

MRM General Manager Mr Brian Hearne said that subject to final approval by Australia's Federal Minister for Environment Senator Ian Campbell, the mine would progress immediately with the development program.

"We thank the Minister and the NT Government for approving this development," Mr Hearne said.

"This announcement provides much needed certainty for the mine's future and acknowledges our commitment to environmental management and the community.

"It is tremendous news for all our staff, suppliers and customers who have been waiting for a resolution on this development for more than three years. We appreciate their support and patience."

The decision provides job security for more than 430 staff and contractors currently employed by the mine as well as an estimated 1,400 people indirectly employed by MRM through more than 400 Territory-based suppliers.

The approved open pit development will enable MRM to continue to access one of the world's largest known deposits of zinc and lead. It will increase annual ore throughput from 1.6 to 1.8 million tonnes to maintain current levels of concentrate production of around 320,000dmt per year, and extend the life of mine by 25 years.

"We are pleased that as a result of intense scrutiny, the NT Environment Protection Agency is satisfied there is no evidence the mine has adversely impacted on the McArthur River or Gulf environments and that the river diversions will be safe in all weather conditions," Mr Hearne said.

He added the company has complied with all the conditions requested by the Government.

"The agreements entered have formalised our long standing commitment to minimising the mine's environmental footprint and maximising regional benefits."

In particular, the Heads of Agreement for economic and social benefits formalises MRM's long term commitment to local employment, training and community development initiatives which target health, education, arts and culture, environment, social issues, enterprise development and job creation.


xstrata
zinc

McArthur River Mining Pty Ltd
PO Box 36821, Winnellie NT 0821, Australia
Tel +61 88975 8179
Fax +61 88975 8170
www.xstrata.com

ABN 90 008 167 815

"These initiatives are particularly important in providing economic opportunities for isolated communities," Mr Hearne said.

"We are working to increase the level of indigenous employment to 20 percent of the mine workforce and will also continue to support the establishment of local business opportunities to supply the mine."

Under the approved MMP, the first stage of work involves the expansion of the existing test pit operations in order to maintain current production levels while work on the full open pit development proceeds under a two year program.

MRM produces 70 percent of the world's zinc-lead bulk concentrate making it a leading exporter of raw material to Imperial Smelters in Poland, Romania, Japan and China. By converting to open pit operations, the business is forecast to inject AUD329 million into the Territory economy and AUD523 million into the Australian economy each year. This equates to a total benefit of AUD13 billion over the 25 year mine life.

MRM has already indicated that 100 percent of the cost of the open pit development will be spent with Australian suppliers of which 31 percent (AUD34 million) will be invested directly in the Territory.

The final step in the approval process is for the Federal Minister for Environment, Senator Ian Campbell, to announce his decision regarding matters under the *Environmental Protection and Biodiversity Conservation Act 1999 (EPBC Act)*.

The NT Government's decision concludes a comprehensive environmental assessment of the proposed open pit development which commenced in March 2003 and has included a Draft Environmental Impact Study (August 2005), an EIS Supplement (December 2005) and a Public Environmental Report (July 2006).

ends

For more information

http://www.mcarthurriver.com.au
Project helpline: 1800 211 573

Xstrata contacts

Australia
Joanne Pafumi, Rowland Communication
Telephone +61 (0)7 3229 4499
Mobile +61 (0)411 759 683
Email Joanne.pafumi@rowland.com.au
UK
Claire Divver, Xstrata
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

About MRM

McArthur River Mine (MRM) is a zinc-lead mine wholly owned by Xstrata Zinc and located 900 kilometres south-east of Darwin near the Gulf of Carpentaria. It opened in 1995 to mine an ore body which is one of the largest known deposits of zinc and lead in the world. Since then, it has contributed both directly and indirectly around AUD350 million annually to the Northern Territory economy and employed a workforce of 350.

In August 2005, MRM announced its intention to convert the mine from an underground to an open pit operation to enable production to continue. This development would extend the life of mine by at least 25 years. MRM has a measured and indicated ore resource of greater than 120 million tonnes, equating to over 85 years of production at current levels.

The mine faces the prospect of closure however, as underground mining is no longer viable. After 10 years of operation, the most accessible underground ore has been extracted and the underground mining operations, which comprise over 100 kilometres of underground tunnels, have become uneconomical. The development of an open-pit operation is the only way to access MRM's significant ore reserves and secure the future of the operation.

Growing world demand for zinc, particularly in Asia, and improved refining methods, coupled with reduced operating costs and improved quality of MRM's bulk concentrate product have supported the decision to inject further investment in the mine.

In August 2005, MRM lodged a draft Environmental Impact Statement (EIS) with the Northern Territory Government for the open pit conversion. In December 2005, an EIS Supplement was submitted responding to around 150 matters raised through a public review process. At the conclusion of the EIS process in February 2006, the NT Minister for Natural Resources, Environment and The Arts, Marion Scrymgour, recommended against the mine proposal. This recommendation was passed to the Minister for Mines and Energy, the Hon Kon Vatskalis, MLA, who in March 2006, referred the matter back to the NT Environment Protection Agency (EPA) for further assessment on nine issues via a Public Environmental Report (PER) process. The PER was lodged in July 2006.

On Monday 28 August, Minister Scrymgour announced her conditional recommendation in favour of the mine development following the EPA's assessment of the PER.

Since April 2006, MRM's production has been generated by an approved test pit as underground operations have now ceased.

About Xstrata Zinc

Xstrata Zinc is one of the world's largest producers of zinc. Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in Australia, Canada, Germany, Spain and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines and lead smelter in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; the Northfleet lead refinery located in the UK; the Brunswick zinc-lead mine and lead smelter in New Brunswick, Canada, 25% of the CEZ zinc smelter near Montreal, Canada; 50% of Lennard Shelf zinc lead mine in Western Australia; 75% of Lady Loretta zinc lead deposit in Queensland, Australia; 33.75% of Antamina mine in Peru and the Perseverance zinc deposit in Quebec.



XSTRATA'S SUBSIDIARY FALCONBRIDGE LTD ANNOUNCES COMPLETION OF ACQUISITION OF NOVICOURT

Toronto, 17 October 2006

Xstrata's subsidiary Falconbridge Limited ("Falconbridge") today announces that it has completed its acquisition by way of amalgamation of all remaining common shares of Novicourt Inc. ("Novicourt") which were not tendered to Falconbridge's offer dated June 26, 2006 to purchase all of the outstanding common shares of Novicourt that Falconbridge did not already own. The shareholders of Novicourt have approved the amalgamation at a special meeting of shareholders held earlier today.

A request has been made to the Toronto Stock Exchange to delist the common shares of Novicourt. The common shares of Novicourt will be delisted as at the close of trading on October 20, 2006. It is expected that Novicourt will cease to be a reporting issuer shortly thereafter.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Stephen K. Young
Telephone +1 416 982 7069
Email syoung@xstratanickel.ca

Xstrata File
Number 82-34660


xstrata
copper

NEWS RELEASE

XSTRATA COPPER ANNOUNCES CHANGE IN SENIOR MANAGEMENT OF NORTH QUEENSLAND COPPER DIVISION

Mount Isa, 18 October 2006

Xstrata Copper announces a change at the senior management level for its North Queensland operating division.

Steve de Kruijff, formerly Xstrata Copper's General Manager - Mount Isa Copper Operations, will be appointed as Chief Operating Officer North Queensland Copper, effective December 1. Mr de Kruijff will be replacing Barry Grant, who has held the position for the past two years.

Mr de Kruijff will continue to manage the North Queensland Copper Division from Mount Isa. The division comprises the Mount Isa Mines copper mining and processing operations, the Ernest Henry Mine and the Townsville copper refinery and port operations. He will report to Xstrata Copper's Chief Executive, Charlie Sartain, and will also be appointed as a member of the Xstrata Copper Executive Committee.

Charlie Sartain, Chief Executive Xstrata Copper, commented:
"I would like to thank Barry for his enormous contribution to the transformation of our north Queensland copper operations over the past two years, and previously for his contributions as General Manager of Minera Alumbrera in Argentina and Ernest Henry Mining. Barry will be leaving the company at the end of November and leaves with our very best wishes for the future.

"I am very pleased that Steve will move into this senior management role with Xstrata Copper. He has a wealth of experience and knowledge of the Mount Isa copper operations, has held a number of general manager positions with the group in recent years, and is well prepared to take on the role as Chief Operating Officer."

Ends

Xstrata Contacts

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Jemma Schweikert
Telephone +61 7 4744 3211
Mobile +61 412 126 510
Email jschweikert@xstrata.com.au

Notes to editors:

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Copper is headquartered in Brisbane, Australia, with regional offices in Santiago, Chile; Lima, Peru; Buenos Aires, Argentina; and Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Copper's mining operations span five countries and comprise mines, mineral processing plants and port facilities in North Queensland, Australia; mining and processing operations and port facilities in Chile, Peru and Argentina in South America; and mining and processing plants in Canada. It also has a recycling business (Noranda Recycling) with plants in Canada, the United States and Asia.

Xstrata Copper is the third largest global copper producer, with annual managed production of over one million tonnes.

Number 82-34660


xstrata
coal

NEWS RELEASE

XSTRATA COAL WINS PREMIER'S NSW EXPORT AWARD

Sydney, 20 October 2006 - Xstrata Coal has won the Minerals and Energy category of the 2006 Premier's New South Wales Export Awards.

Announced last night, the prestigious State award was presented to Xstrata Coal in recognition of its continuing contribution to the NSW export industry, generating significant revenue for the State and providing employment opportunities for locally based employees.

Xstrata Coal's NSW operations will this year produce about 40% of Xstrata Coal's global production and more than a third of the State's coal production.

"Xstrata Coal is proud to be recognised as a significant contributor to the NSW economy and business environment. We are active in our communities and continue to be committed to our local NSW operations and the safety and health of our employees," said Chief Executive, Peter Coates.

"We contribute some AUD1.5 billion to the NSW economy each year through the payment of NSW Government royalties, wages and rail and port charges and through investment in mines, goods and services."

More than 2,000 people are employed in the Company's NSW underground and open cut mines, the majority of which are located in the Hunter Valley, with the remainder in the western coalfields.

Almost 90% of Xstrata Coal's NSW production is sold in Japan, South Korea and Taiwan, with exports of AUD2 billion in 2004-2005, with some tonnage also destined for Mexico and other smaller markets in the Asia-Pacific Region. While most customers are based in North Asia or Europe, the company supplies coal to every continent except Antarctica.

The export business is underpinned by about 6 million tonnes of domestic sales, mostly under long-term contract to local NSW end-users.

"As the only major global coal export company that retains its head office and all major corporate functions in NSW, Xstrata Coal has a clear commitment to the State," said Peter Coates.

Xstrata Coal has also committed significant financial support to the development and implementation of Clean Coal Technology (CCT) projects, including the development and testing of CO2 storage and methane power generation projects both in QLD and at its Teralba site in NSW.


xstrata
coal

The Company is a major contributor to the AUD300 million COAL 21 fund for the development of Australian clean coal technologies. A co-operative initiative involving State Governments, the Commonwealth Government, the scientific community, power generators and the coal industry, COAL 21 is recognised globally for its innovation and the collaboration of all parties towards establishing a low emissions future.

Xstrata Coal has recently invested in and developed a number of greenfield and brownfield sites in NSW focused on export production, including the Mt Owen/Glendell expansion (AUD100m investment), the Liddell expansion (AUD100m), the Bulga/Beltana underground mine (AUD350m) and the Ulan mine expansion (AUD140m).

The Xstrata Coal business is world scale, with net assets of some US$6.3 billion and total revenue of over US$3 billion per year.

Ends

For further media information:

James Rickards

Communications Manager

Xstrata Coal

Phone: 02 9253 6789

Mobile: 0419 731 371

Email: jrickards@xstratacoal.com

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US, CANADIAN, AUSTRALIAN OR JAPANESE PERSONS.


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Number 82-34660

NEWS RELEASE

APPLICATION FOR LISTING OF US$375M 4% CONVERTIBLE BONDS DUE 2017

Zug, 12 October 2006

Xstrata plc ("Xstrata") announces that it has applied for US$375,000,000 4.00 per cent. guaranteed convertible bonds due 2017 ("the Bonds") to be admitted to the Official List of the Financial Services Authority and admitted to trading on the Professional Securities Market of London Stock Exchange plc ("the Listing"). The Bonds will be issued by Xstrata Capital Corporation A.V.V. ("the Issuer") and guaranteed by Xstrata.

The Bonds are to be issued in substitution for the US$375,000,000 4.00 per cent. guaranteed convertible debenture due 2017 ("the Debenture") which, as announced on 15 August 2005, was issued to a subsidiary of Brookfield Asset Management Inc. ("Brookfield") in partial satisfaction of the consideration for the purchase from Brookfield on that date of 73,115,756 common shares representing approximately 19.9% of the common shares of Falconbridge Limited. The initial conversion price for the Bonds is the conversion price set at the time of the issue of the Debenture in August 2005 and is £17.1315 (a premium of 35% to the closing price of Xstrata's ordinary shares on 11 August 2005). The conversion price will be adjusted in accordance with the terms and conditions of the Bonds immediately upon the issue of the Bonds to £15.27 as a result of events occurring after 6 September 2005 (the date of issue of the Debenture) but prior to the issue date of the Bonds. The Bonds will be issued to Trilon International Inc., a wholly owned subsidiary of Brookfield and the current holder of the Debenture ("Trilon"). Xstrata is not making any offer of the Bonds in relation to the Listing.

Pursuant to the subscription agreement entered into in relation to the issue of the Debenture, Xstrata agreed to use all reasonable endeavours to obtain a listing of the Debenture (or substitution bonds or debentures identical to the Debenture in all material respects). In fulfilling this obligation, Xstrata and Trilon have now entered into a further subscription agreement in relation to the Bonds, pursuant to which the Bonds are being issued in consideration for the cancellation of the Debenture, the waiver of all Trilon's rights under it and the release of Xstrata and the Issuer from each of their respective obligations pursuant to it. Xstrata will therefore not receive any cash proceeds for the issue of the Bonds.

For the purpose of the Listing, Listing Particulars for the Bonds have been published today and are available at www.xstrata.com.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

No offer of Underlying Shares or Bonds is being made in connection with the Listing or otherwise.

This release is not an offer of securities for sale in the United States, Canada, Australia, Japan or elsewhere. Neither the Bonds nor the Underlying Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the Bonds nor the Underlying Shares may be offered or sold within the United States absent registration under the US Securities Act or an exemption from registration. There will be no public offer of the Bonds or the Underlying Shares in the United States.

Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or into Canada, Australia or Japan or to US, Canadian, Australian or Japanese persons. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws.


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xstrata

NEWS RELEASE

EMBARGO: 3pm, Monday 9 October 2006

XSTRATA LAUNCHES ELIZA THE ROBOT AT MOUNT ISA HOSPITAL

Mount Isa, Monday 9 October 2006

Xstrata today launched an innovative new telepaediatric service at Mount Isa Hospital – Eliza the Robot – that will save many Mount Isa families the inconvenience and costs of extensive travel away from home.

Through the Xstrata Community Partnership Program Queensland, Xstrata is providing $335,000 over three years to the Royal Children's Hospital Foundation to support the University of Queensland Centre for Online Health's development of telepaediatric robots for regional Queensland hospitals, including Mount Isa's Eliza.

Officially launching the new service at Mount Isa Hospital, Mr Barry Grant, Xstrata's Chief Operating Officer, North Queensland Copper Division, said the telepaediatric service was an initiative that will greatly improve regional families' access to specialist care.

"This is a wonderful service which Xstrata is proud to support. Eliza the Robot will provide support to clinicians, families and their children in Mount Isa and the broader region," Mr. Grant said.

"Specialist referrals often require considerable travel to the nearest major hospital, which for Mount Isa children would be either Townsville or Brisbane. One of the benefits of this new service is that many sick children will be spared the need to travel the long distance to another hospital as Eliza will be wheeled to their bedside to enable direct video-conference consultations with specialist staff thousands of kilometres away at the Royal Children's Hospital in Brisbane.

"Xstrata's partnership with the Royal Children's Hospital Foundation means four robots will be developed and installed in regional hospitals throughout Queensland this year and in 2007, ultimately benefiting thousands of children and families throughout the State.

"Xstrata is committed to supporting the communities in which we operate, and I believe this new service will make a long-lasting and positive contribution to regional Queensland," he said.

Royal Children's Hospital Foundation CEO, Ms Karenlee Spillane said Xstrata's commitment to funding telepaediatric services will allow the Centre for Online Health to expand on the success of its first robot, and to provide cost-effective specialist care for children in regional Queensland.

"Eliza is based on a prototype known as Roy the Robot, a unit installed and tested in Gladstone in 2004 which has since demonstrated great success in allowing children access to specialist

health care across great distances while minimising disruption and costs for patients and their families."

The initiative is part of the $2.48 million Xstrata Community Partnership Program in Queensland, which supports a range of State-wide initiatives in the areas of health, social and community development and education. Xstrata's partners in the program, launched earlier this year, are the Royal Children's Hospital Foundation, the Leukaemia Foundation, Centacare, The University of Queensland and The Wesley Research Institute. More details about the program, and the Xstrata Community Partnership Program North Queensland, are located at http://www.xstrata.com/sustainability/social/corporate

Xstrata, The Royal Children's Hospital Foundation and the University of Queensland's Centre for Online Health gratefully acknowledge the support of Qantas, who generously covered the costs of flights from Brisbane to Mount Isa for the project team for today's launch.

ends

Notes to editors:

Xstrata
Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Eliza the Robot
Eliza is the latest member of a family of state-of-the-art mobile and wireless telemedicine systems helping to provide specialist care for children in regional areas of Queensland. Eliza is designed to be child-friendly built in the shape of a robot and is wheeled directly to the bedside of sick children in Mount Isa Hospital for a video-link with specialists in Royal Children's Hospital in Brisbane. Eliza is part of a major research project run by the University of Queensland's Centre for Online Health (COH).

Xstrata contacts

Kirrily Kuc (Brisbane)		Melissa Trim (Mount Isa)	
Telephone	+61 7 3295 7519	Telephone	07 4744 2965
Mobile	+61 434 600 245	Mobile	0428 109 162
Email	kkuc@xstrata.com.au	Email	mtrim@xstratacopper.com.au


Xstrata Community Partnership Program
Queensland


Royal Children's
Hospital Foundation


THE UNIVERSITY
OF QUEENSLAND
AUSTRALIA


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COMPANY ANNOUNCEMENT

DISCLOSABLE INTERESTS

Zug, 6 October 2006

Xstrata plc ("Xstrata") announces that it was notified on 5 October 2006 by Credit Suisse Group ("CSG") of a change in the interests of CSG, Credit Suisse First Boston Equities Limited ("CSFB Equities") and Credit Suisse Securities (Europe) Limited ("CSSEL") in Xstrata's ordinary shares (the "Shares"). The notification stated that CSFB Equities and CSSEL are party to agreements (together the "Agreement") with Glencore International AG ("Glencore") relating to the acquisition of interests in the Shares. The notification also stated that CSG had an interest in 266,773,359 Shares (37.71%) of which CSFB Equities, CSSEL and Glencore in aggregate were jointly interested in 254,467,290 Shares (35.97%). The notification stated that CSFB Equities held 0 Shares and was interested in 254,467,290 Shares (35.97%) by virtue of the Agreement and that CSSEL held 153,426,890 Shares (21.69%) (1,854,480) of which were in the course of settlement) and was interested in 101,040,400 Shares (14.28%) by virtue of the Agreement. The notification stated further that CSSEL's interests in 11,810 Shares were interests of the type as is mentioned in section 208(5) of the Companies Act 1985, as amended ("Section 208(5)") by virtue of the right to redelivery of equivalent securities under stock lending arrangements. According to the notification, CSG's interests in an additional 10,300,000 Shares were interests of the type as is mentioned in Section 208(5) by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

A notification received from Glencore on 5 October 2006 stated that Glencore is a party to the Agreement with CSFB Equities and CSSEL and that Glencore, CSFB Equities and CSSEL in aggregate were jointly interested in a total of 254,467,290 Shares (35.97%). The notification stated that Glencore was interested in 153,415,080 Shares (21.68%) by virtue of the Agreement. The notification stated further that, so far as was known to Glencore at the date of its notification, Glencore's interests in 11,810 Shares were interests as are mentioned in Section 208(5).

707,362,787 Shares are currently in issue.

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com


SEC MAIL
PROCESSING
RECEIVED
JAN 16 2007
WASH., D.C.
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SECTION


xstrata

GUARANTEED CONVERTIBLE BONDS
XSTRATA CAPITAL CORPORATION A.V.V.

US$600,000,000 3.95 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2010 (THE "BONDS") (AND THE "BONDHOLDERS") GUARANTEED BY XSTRATA PLC AND CONVERTIBLE INTO 3.95 PER CENT. EXCHANGEABLE REDEEMABLE PREFERENCE SHARES OF XSTRATA CAPITAL CORPORATION A.V.V. WHICH ARE GUARANTEED BY, AND WILL BE EXCHANGEABLE IMMEDIATELY UPON ISSUANCE FOR, ORDINARY SHARES IN XSTRATA PLC

Notice Of Adjustment Of Exchange Price

6 October 2006

Adjustment Events

Pursuant to announcement on 3 October 2006, Xstrata plc now announces an adjusted Exchange Price for the Bonds.

In respect of its 2005 financial year, Xstrata plc paid dividends totalling US$0.34 per Ordinary Share of which US$0.052 per Ordinary Share constituted a Capital Distribution.

On 17 May 2006, Xstrata plc announced a placing of 61,994,320 Ordinary Shares (the "Placing Shares"). 32,543,344 of the Placing Shares were new Ordinary Shares (the "New Placing Shares") and 29,450,976 of the Placing Shares were Ordinary Shares being sold by Batiss Investments Limited (the "Batiss Placing Shares") pursuant to the Equity Capital Management Programme described in paragraph 14 of the General Information section of the Offering Circular published by Xstrata Capital Corporation A.V.V. on 11 August 2003 (the "Offering Circular"). The Placing Shares were issued at a price of 2100 pence per Placing Share, which was less than 95 per cent. of the Current Market Price per Ordinary Share.

On 3 October 2006, Xstrata plc announced a rights issue (the "Rights Issue") of up to 235,787,596 new Ordinary Shares ("New Shares"). The New Shares will be issued at a price of 1265 pence per New Share, which is less than 95 per cent. of the Current Market Price per Ordinary Share.

Adjustment of Conversion Terms

As described in Condition 7 of the Terms and Conditions of the Bonds (as constituted by a the trust deed dated 15 August 2003 between the Xstrata Capital Corporation A.V.V., Xstrata plc and Law Debenture Trustees Limited as trustee for the holders of the Bonds(the "Trust Deed")) each US$1,000 principal amount of a Bond is convertible into one Preference Share with a paid-up value of US$1,000. Preference Shares issued on

conversion of Bonds will be allotted to the relevant Bondholders and immediately transferred to Xstrata plc in consideration for Xstrata plc delivering to the relevant Bondholders such number of Ordinary Shares as is determined by dividing the paid-up value of each Preference Share (translated into pounds sterling at the fixed exchange rate of US$1.6077 = £1.00) by the Exchange Price in effect on the Conversion Date (rounded down to the nearest whole number of Ordinary Shares). The current Exchange Price is 610 pence per Ordinary Share converted into US dollars at the fixed exchange rate of US$1.6077 = £1.00.

The terms of the Preference Shares as set out in the Articles of the Issuer and the Issuer Board Resolution (which are summarised in Condition 7(B) of the Terms and Conditions of the Bonds as set out in the Offering Circular) require an adjustment to be made to the Exchange Price if:

- Xstrata plc pays or makes a Capital Distribution to Shareholders as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in Condition 7(B)(iii) of the Terms and Conditions of the Bonds as set out in the Offering Circular;

- Xstrata plc issues wholly for cash Ordinary Shares at a price per Ordinary Share that is less than 95 per cent. of the Current Market Price per Ordinary Share as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in Condition 7(B)(vi) of the Terms and Conditions of the Bonds as set out in the Offering Circular; and

- Xstrata plc issues Ordinary Shares to Shareholders as a class by way of rights at a price per Ordinary Share that is less than 95 per cent. of the Current Market Price per Ordinary Share as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in Condition 7(B)(iv) of the Terms and Conditions of the Bonds as set out in the Offering Circular.

As the adjustments to the Exchange Price required as a consequence of the payment of the Capital Distribution and the issue of the New Placing Shares in aggregate would have resulted in an adjustment of less than one per cent. of the Exchange Price, no adjustment was required to be made to the Exchange Price as permitted by the terms of the Preference Shares as set out in the Articles of the Issuer and the Issuer Board Resolution (which are summarised in Condition 7(B) of the Terms and Conditions of the Bonds as set out in the Offering Circular). These adjustments have been carried forward and are being taken into account in the adjustment being made as a consequence of the Rights Issue.

From and including 5 October 2006, the first date on which the Ordinary Shares traded "ex-rights" on the London Stock Exchange, the Exchange Price will be adjusted to 544 pence per Ordinary Share converted into US dollars at the fixed exchange rate of US$1.6077 = £1.00. All other Terms and Conditions of the Bonds remain unchanged.

The Exchange Price as adjusted applies to all Bonds for which the Conversion Date occurs on or after 5 October 2006.

Defined Terms

All words and terms that are capitalised herein shall have the same meaning as set out in the Terms and Conditions of the Bonds.

Trustee
Law Debenture Trustees Limited
Fifth Floor, 100 Wood Street
London EC2V 7EX
United Kingdom

Principal Paying, Transfer, Conversion and Exchange Agent
Citibank, N.A.
Citibank London
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom

Registrar and Paying, Transfer, Conversion and Exchange Agent
Citibank, AG & Co. KgaA
Reuterweg
60323
Frankfurt am Main
Germany

Ends

Xstrata contacts

Claire Divver

Telephone	+44 20 7968 2871
Mobile	+44 7785 964 340
Email	cdivver@xstrata.com


SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH, D.C. SECTION
186


xstrata

COMPANY ANNOUNCEMENT

DISCLOSABLE INTERESTS

Zug, 6 November 2006

Xstrata plc ("Xstrata") announces that a notification was received on 3 November 2006 from AXA Investment Managers Limited on behalf of AXA S.A. and its Group Companies who are deemed to have an interest in Xstrata's ordinary shares (the "Shares").

The notification states that AXA S.A. is interested in 75,918,308 Shares, a decrease in the total holding of Shares from 10.43% to 8.05%. These shares are represented by a beneficial interest of 1,517,000 Shares (0.16%) a reduction of 0.05% from their previous notifications and a non-beneficial interest of 74,401,308 Shares (7.89%), a reduction of 2.72% from their previous notifications.

943,150,383 Shares are currently in issue.

Xstrata contacts

Richard Elliston

Telephone	020 7968 2885
Mobile	07759 924 576
Email	relliston@xstrata.com



COMPANY ANNOUNCEMENT

DISCLOSABLE INTERESTS

Zug, 6 November 2006

Xstrata plc ("Xstrata") announces that it was notified on 3 November 2006 by Credit Suisse Group ("CSG") of a change in the interests of CSG, Credit Suisse First Boston Equities Limited ("CSFB Equities") and Credit Suisse Securities (Europe) Limited ("CSSEL") in Xstrata's ordinary shares (the "Shares"). The notification stated that CSFB Equities and CSSEL are party to agreements (together the "Agreement") with Glencore International AG ("Glencore") relating to the acquisition of interests in the Shares. The notification also stated that CSG had an interest in 353,693,932 Shares (37.5%) of which CSFB Equities, CSSEL and Glencore in aggregate were jointly interested in 340,024,167 Shares (36.05%). The notification stated that CSFB Equities held 0 Shares and was interested in 340,024,167 Shares (36.05%) by virtue of the Agreement and that CSSEL held 154,783,434 Shares (16.4%) (3,194,704) of which were in the course of settlement) and was interested in 185,240,733 Shares (19.64%) by virtue of the Agreement. The notification stated further that CSSEL's interests in 28,130 Shares were interests of the type as is mentioned in section 208(5) of the Companies Act 1985, as amended ("Section 208(5)") by virtue of the right to redelivery of equivalent securities under stock lending arrangements. According to the notification, CSG's interests in an additional 12,627,961 Shares were interests of the type as is mentioned in Section 208(5) by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

A notification received from Glencore on 3 November 2006 stated that Glencore is a party to the Agreement with CSFB Equities and CSSEL and that Glencore, CSFB Equities and CSSEL in aggregate were jointly interested in a total of 340,024,167 Shares (36.05%). The notification stated that Glencore was interested in 154,783,434 Shares (16.41%) by virtue of the Agreement. The notification stated further that, so far as was known to Glencore at the date of its notification, Glencore's interests in 28,130 Shares were interests as are mentioned in Section 208(5).

As of 6 November, 943,150,383 Shares were in issue.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660



GLENCORE INTERNATIONAL AND CSFB JOINT INTEREST

Zug, 7 November 2006

Xstrata plc ("Xstrata") announces that it was notified on 6 November 2006 by Credit Suisse Group ("CSG") of a change in the interests of CSG, Credit Suisse First Boston Equities Limited ("CSFB Equities") and Credit Suisse Securities (Europe) Limited ("CSSEL") in Xstrata's ordinary shares (the "Shares"). The notification stated that CSFB Equities and CSSEL are party to agreements (together the "Agreement") with Glencore International AG ("Glencore") relating to the acquisition of interests in the Shares. The notification also stated that CSG had an interest in 351,981,410 Shares (37.32%) of which CSFB Equities, CSSEL and Glencore in aggregate were jointly interested in 338,317,474 Shares (35.87%). The notification stated that CSFB Equities held 0 Shares and was interested in 338,317,474 Shares (35.87%) by virtue of the Agreement and that CSSEL held 153,076,741 Shares (16.23%), (1,488,011 of which were in the course of settlement) and was interested in a further 185,240,733 Shares (19.64%) by virtue of the Agreement. The notification stated further that CSSEL's interests in 28,130 Shares were interests of the type as is mentioned in section 208(5) of the Companies Act 1985, as amended ("Section 208(5)") by virtue of the right to redelivery of equivalent securities under stock lending arrangements. According to the notification, CSG's interests in an additional 12,622,132 Shares were interests of the type as is mentioned in Section 208(5) by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

A notification received from Glencore on 6 November 2006 stated that Glencore is a party to the Agreement with CSFB Equities and CSSEL and that Glencore, CSFB Equities and CSSEL in aggregate were jointly interested in a total of 338,317,474 Shares (35.87%). The notification stated that Glencore holds 185,240,733 Shares (19.64%) and is interested in a further 153,076,741 Shares (16.23%) by virtue of the Agreement. The notification stated further that, so far as was known to Glencore at the date of its notification, Glencore's interests in 28,130 Shares were interests as are mentioned in Section 208(5).

As of 7 November, 943,150,383 Shares were in issue.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA


SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C.
186
SECTION


xstrata

Xstrata File Number 82-34660

NEWS RELEASE

XSTRATA PLC ANNOUNCES PRICING OF DEBUT NOTES OFFERING

Zug, 8 November 2006

Xstrata plc ("Xstrata") has completed the pricing of its US$2.25 billion debut global bond offering launched on 6 November 2006.

Xstrata's subsidiary Xstrata Finance (Dubai) Limited will issue US$500,000,000 of floating rate notes due 2009 which will bear interest at a floating rate equal to three-month LIBOR plus 0.35% per annum.

Xstrata's subsidiary Xstrata Finance (Canada) Limited will issue US$750,000,000 of 5.50% fixed rate notes due 2011 and US$1,000,000,000 of 5.80% fixed rate notes due 2016. Settlement is expected to occur on or about 15 November 2006.

Proceeds from these transactions will be used to repay a portion of the outstanding amount under the group's bridge loan facilities, which were drawn down for the purpose of financing the acquisition of Falconbridge Ltd.

The Xstrata Finance (Dubai) Limited issue will be guaranteed by Xstrata, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited. The Xstrata Finance (Canada) Limited issues will be guaranteed by Xstrata, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

The securities offered have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the securities will be offered and sold only (1) inside the United States to Qualified Institutional Buyers (QIBs as defined in Rule 144A under the Securities Act) and (2) outside the US to persons other than US persons in reliance on Regulation S under the Securities Act.

Members of the general public are not eligible to take part in the offering. In the United Kingdom, the promotion of this offering is restricted by Section 21 of the Financial Services and Markets Act 2000 ("FSMA"). This announcement is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) ("the Order") or (b) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Order or (c) other persons to whom it may be directed

without contravention of Section 21 of FSMA (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relations is available only to relevant persons and will be engaged in only with relevant persons.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

Ends

Xstrata contacts

Claire Divver

Telephone:	+44 20 7968 2871
Mobile:	+44 7785 964 340
Email:	cdivver@xstrata.com


xstrata
zinc


SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH, D.C.
186
SECTION


UNIVERSITY of BALLARAT
Australia

NEWS RELEASE

XSTRATA ZINC AND UNIVERSITY OF BALLARAT ANNOUNCE $2.1 MILLION ALLIANCE TO SUPPORT MINERALS INDUSTRY EDUCATION

Mount Isa, Wednesday 22 November 2006

The University of Ballarat and Xstrata Zinc have signed a Memorandum of Understanding and announced funding to establish the Xstrata Zinc Institute of Minerals Industry Education at the University's Mount Helen campus in Victoria.

The $2.1 million agreement, signed yesterday in Mount Isa by University of Ballarat Deputy Vice-Chancellor (Academic and Research) Professor Wayne Robinson and Chief Executive Xstrata Zinc and Executive Director Xstrata plc Santiago Zaldumbide, covers funding for five years from 2007 to assist the University with its range of minerals industry education programs, including allowing the University to re-establish a metallurgy degree at the campus.

The alliance aims to strengthen the link between industry and students studying earth sciences, enabling a total minerals industry education package to be offered. For example, currently the University's metallurgy program is run for the first two years at the Mount Helen campus, with the final year at Western Australia's Curtin University of Kalgoorlie. The alliance with Xstrata Zinc will once again allow Ballarat University to offer students a Bachelor's degree in metallurgy on campus with lecturers and other staff funded through Xstrata's support.

Professor Wayne Robinson said a number of the University's geology graduates had gone on to successful careers at Xstrata, so there was a firm bond and relationship between the two organisations.

"We now look forward to resuming our metallurgy degree and re-affirming the University's international reputation for geology and mining research and excellence," Professor Robinson said.

"I am also extremely confident the Xstrata Zinc Institute of Minerals Industry Education, which will be centred at the University, will quickly gain a prestigious and respected reputation as one of the nation's leading institutes in its field."

Chief Executive Xstrata Zinc and Executive Director Xstrata plc, Santiago Zaldumbide, said the agreement would help address the skills shortage facing the Australian resources industry.

"Xstrata Zinc's agreement with the University of Ballarat will help address this situation by increasing the number of graduates from the University's School of Science and Engineering through our investment in specialised minerals industry education.

"This partnership will allow the Xstrata Zinc Scholarship Program to be offered to 1st, 2nd and 3rd year undergraduates in the fields of metallurgy, mining, geology, civil engineering and

mechanical engineering, it will fund two metallurgy lecturer positions, fund the development of a post graduate minerals education in Honours, Masters and PhD programs, and will offer a metallurgical plant operator trainee program.

"Xstrata has a similar partnership with The University of Queensland where we have committed $1.5 million over 10 years to fund the Xstrata Chair of Metallurgical Engineering, which was established in October 2005. Since this time, student numbers in program classes have more than doubled.

"Xstrata's agreements with these two universities are an example of our partnership approach with schools, universities, training bodies and government to help address the skills shortage facing the resources industry in Australia, while at the same time is providing exciting career pathways for young people."

Professor Wayne Robinson said a range of training courses and student field visits will be run at Mount Isa. Student scholarships also will be offered and support provided for promotional and recruitment activities in Western Victorian schools.

ends

Notes to editors:

About Xstrata:
Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

About Xstrata Zinc:
Xstrata Zinc is one of the world's largest producers of zinc. Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in Australia, Canada, Germany, Spain and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines and lead smelter in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; the Northfleet lead refinery located in the UK; the Brunswick zinc-lead mine and lead smelter in New Brunswick, Canada, 25% of the CEZ zinc smelter near Montreal, Canada; 50% of Lennard Shelf zinc lead mine in Western Australia; 75% of Lady Loretta zinc lead deposit in Queensland, Australia; 33.75% of Antamina mine in Peru and the Perseverance zinc deposit in Quebec.

About the University of Ballarat
The University of Ballarat (UB) is one of Australia's newest and most progressive universities, with a history of providing tertiary education and training reaching back more than 135 years.

It is pre-eminently a regional institution, with three major campuses in Ballarat and one in each of Horsham, Stawell and Ararat. It also has a national and international focus and is actively building extensive partnerships and strategic alliances beyond its immediate region.

As a regional, multi-sector University with approximately 25,000 students, UB aspires to achieve national and international standing for the high quality and relevance of its teaching, research, and engagement with industry, commerce, the professions and the regional communities it serves.

Xstrata Zinc contact:
Jemma Schweikert
Telephone +617 4744 3211
Mobile +61 412 126 510
Email jschweikert@xstrata.com.au
www.xstrata.com

University of Ballarat contact:
Matthew Freeman
Telephone 03 5327 9510
Mobile 0408 519 674
Email m.freeman@ballarat.edu.au
www.ballarat.edu.au


xstrata
nickel


SEC MAIL PROCESSING
RECEIVED
JAN 1 8 2007
WASH, D.C.
186
SECTION


SMSP

NEWS RELEASE

XSTRATA NICKEL AND SMSP PROVIDE UPDATE ON THE PROGRESS OF THE NORTHERN PLANT CONSTRUCTION

Noumea, New Caledonia, November 24, 2006

Xstrata Nickel and its partner SMSP announced the successful completion of the first stage of renewal for their Koniambo Project in New Caledonia's North Province. In September of this year, Xstrata Nickel had announced that due to resource and cost pressures in the global construction market, the Koniambo Project would enter a renewal phase with an emphasis on cost containment and execution planning.

Following a meeting held in Noumea today, the companies confirmed that key elements of the Project's regulatory and fiscal framework are being finalized. Meetings with representatives of the French Government have been set up for early December and will confirm the level of support from the French State for this project and project schedule. Renewal activities underway in New Caledonia and Canada are progressing according to plan.

"We continue to make headway in addressing the sound framework that is required for project implementation," said Ian Pearce, Xstrata Nickel Chief Executive Officer. "I am impressed by the commitment that all parties have shown to our renewal objectives. That collective commitment has been in the past and it will be a critical factor in the successful development of Koniambo."

The project continues to advance at a good pace. Work on intersection with the main North-South highway (RT1) as well as work on the support infrastructure (Pioneer camp and offices) are planned to start in early 2007. Ongoing development activities in the Voh-Koné-Pouembout region include environmental, archaeological and geotechnical studies.

"For a project of this magnitude it is imperative that the support infrastructure be in place well in advance of the major works. Our plans call for a disciplined ramp-up of construction activity beginning with the RT1 intersection which must be upgraded to provide a safe means of access to our construction site. This will also provide an immediate opportunity to expand the engagement of local contractors and our local workforce," said Pearce.

Koniambo Nickel SAS continues its efforts, in conjunction with the public institutions and authorities of New Caledonia, to ensure high level of preparedness. Ongoing activities include the development of local capability through the acceleration of local enterprise creation, consultation and engagement with communities, as well as the implementation of training programs.

Xstrata Nickel remains committed to developing Koniambo, one of its anchor growth projects. More than US$400 million has been committed to the Koniambo Project to date and an additional US$100 million of investment is planned during the current ongoing strategic renewal phase.

* *
*

Backgrounder

Koniambo is a pyrometallurgical complex for the production of ferronickel, highly anticipated by stainless steel producers. Production is targeted to begin in 2009/2010 and is expected to reach 60,000 tonnes of nickel per year, which represents approximately 5% of current world consumption.

In December 2005, SMSP, a New Caledonian mining company partnering with Falconbridge Ltd. (now Xstrata), announced the construction of the Project based on the positive findings of the Bankable Feasibility Study and the Environmental and Social Impact Assessment.

On August 15, 2006, Xstrata plc became the new owner of Falconbridge. Xstrata is recognized for its strategy and its commitment to growing the Group's core commodity businesses, including nickel.

On August 21, Xstrata assumed full control of the newly acquired company. The same day, Ian Pearce, former Chief Operating Officer of Falconbridge, was appointed Chief Executive Xstrata Nickel, responsible for Xstrata's nickel operations and projects worldwide. Xstrata Nickel's headquarters are in Toronto, Canada, and the majority of its management are former Falconbridge employees. Mr. Pearce brings with him an extensive knowledge of the Koniambo Project, having been one of its key players as Senior Vice-President, Projects and Engineering, from 2003 to June 2006.

Today, the Koniambo Project continues to advance the Detailed Engineering, the Execution Plan and the Procurement Program with a 2006 budget of US$240 million (over 22 billion CFP francs), in addition to the US$71 million (over 7 billion CFP francs) invested in 2005.

The Koniambo Project team is currently concentrating its efforts to address the challenges typical of such projects in the areas of controlling costs, execution planning and sustainable development. As is the case with other major industrial projects, Koniambo is faced with very significant growth in

the costs associated with raw materials, transportation and the shortage of specialized resources for all projects because of the extension of the Goro Nickel construction schedule.

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Nickel is headquartered in Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Nickel's mining operations include five mines and processing facilities in Ontario, Canada; Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a promising portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia.

Xstrata Nickel is the fourth largest global nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Ends

Xstrata contacts

Dominique Dionne
Mobile 1 (514) 294-5898
Email ddionne@xstratanickel.ca

Xstrata File
Number 82-34660


SEC MAIL
RECEIVED
PROCESSING
JAN 16 2007
WASH, D.C.
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SECTION
xstrata

ANALYST VISIT TO XSTRATA'S NORTH AND SOUTH AMERICAN OPERATIONS

Zug, 28 November 2006

Xstrata is currently hosting a visit by research analysts to the operations of Xstrata Copper, Xstrata Coal and Xstrata Nickel in North and South America. All presentations will be available for viewing or downloading from the Xstrata website from the day on which they are being made.

The programme for the visit is as follows:

Monday 27 November Xstrata Copper: Tintaya

Tuesday 28 November Xstrata Copper: Collahuasi

Wednesday 29 November Xstrata Coal: Cerrejon

Thursday 30 November Xstrata Nickel: Sudbury

Ends

Xstrata

Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Aura Financial

Michael Oke
Telephone: +44 20 7321 0000
Mobile: +44 7834 368 299
Email: Michael@aura-financial.com


TOTAL


xstrata
coal

South Africa - 1 December 2006

TOTAL COAL and XSTRATA COAL SETTLE LONG-TERM ARRANGEMENTS FOR ATC AND ATCOM OPERATIONS

Total Coal South Africa (TCSA) and Xstrata Coal (XC) today confirmed the settlement of the long-term arrangements of TCSA's 50% interest in Arthur Taylor Colliery (ATC) and Arthur Taylor Colliery Open-cast Mine (ATCOM) operations.

The settlement follows the termination of a joint venture between XC and TCSA in 2004 and will enable XC to consolidate its long-term position in the South African coal industry, while providing greater certainty for TCSA's supply of coal to its customers.

Located in South Africa's Witbank region, the ATC and ATCOM operations produce a nominal 3.6 Million tonnes of export thermal coal per year.

"The purchase of Total Coal's half share of ATC and ATCOM mines will provide significant benefits for the Xstrata Coal South African operations and enable us to mine a single large complex in the Witbank coalfields. We will also benefit from synergies across various Xstrata Coal sites," said Peter Coates, Chief Executive, Xstrata Coal.

"We are pleased to have resolved the previously outstanding issues and to be able to provide greater certainty for customers of ATC and ATCOM product.

"Today's agreement is a positive step forward for all stakeholders and in the best interests of securing the continued production of quality coal reserves from the Witbank region."

Under the terms of the settlement agreement, XC will continue to supply TCSA with coal at a rate of 1.8 million metric tonnes per annum for 3 years with effect from 1st January 2007 on terms similar to the former joint venture.

Operations will continue as usual and customers who take the coal under current arrangements will not experience any changes during the handover period.

"TCSA hereby divests itself from an investment where it had no operational control. The settlement allows for fair and adequate compensation for our half share of the ATC JV," said Philippe Sauquet, Vice President Strategy, Total.

"TCSA remains positively committed to South Africa and its coal operations and will focus on growing and expanding its producing base through new developments like Forzando South mine."

END

Further media information:

James Rickards
Communications Manager
Xstrata Coal
Phone: +61 2 9253 6789
Email: jrickards@xstratacoal.com

Patricia Marie
Corporate Communication Direction
Total
Phone: + 33 1 47 44 45 90
Email: patricia.marie@total.com

Xstrata File
Number 82-34660


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xstrata
nickel

COMMUNIQUÉ

XSTRATA NICKEL ENTREPRENDRA LA PREMIÈRE ÉTAPE DE DÉVELOPPEMENT DU PROJET FRASER MORGAN À SUDBURY

Toronto, le 1 décembre 2006

Xstrata Nickel annonce la première étape de développement du projet de nickel Fraser Morgan, situé à Sudbury, en Ontario.

La Société investira 18 millions de dollars CA d'ici mars 2007 en vue de réaliser une étude de pré-faisabilité, des travaux de forages de délimitation, l'achat de matériel et l'amélioration de l'infrastructure au niveau de 3 900 pieds de profondeur du puits Fraser, ce qui permettra le développement du projet et la manutention éventuelle du minerai.

Les prochaines étapes de développement devront être approuvées au cours des deuxième et troisième trimestres de 2007. La mine pourrait être mise en production au début de 2009.

Une fois en production, la mine Fraser Morgan contribuera quelque 7 200 tonnes de nickel affiné par année pendant une durée de vie de sept ans.

« Les exploitations de Sudbury demeurent un élément clé de la stratégie de croissance de Xstrata Nickel et la première étape de développement du projet Fraser Morgan témoigne de notre engagement continu envers cette région riche en ressources, » a déclaré Ian Pearce, chef de la direction de Xstrata Nickel.

« Fraser Morgan est un projet prometteur qui repose sur notre portefeuille d'actifs dans le Bassin de Sudbury, » a ajouté Mike Romaniuk, vice-président des exploitations de Sudbury.

Les travaux sur le terrain de la première étape seront réalisés principalement par les employés actuels de Xstrata Nickel. Il est prévu qu'au début de 2007, jusqu'à 30 employés effectueront des travaux sur le terrain reliés au projet Fraser Morgan.

Le gisement de nickel-cuivre Fraser Morgan, découvert en 1995, comprend cinq zones minéralisées distinctes situées à deux kilomètres à l'est de la mine Fraser de Xstrata Nickel. Le gisement, auquel donnera accès le puits existant de la mine Fraser, renferme 4,9 millions de tonnes de réserves mesurées et indiquées titrant 1,8 % de nickel et 0.65 % de cuivre, et

2,4 millions de tonnes de ressources titrant 1,8 % de nickel et 0,5 % de cuivre.

fin

***

Historique

Xstrata est un important groupe minier diversifié d'envergure mondiale dont les actions sont inscrites à la Bourse de Londres et la Bourse de Zurich. Xstrata, qui a son siège social à Zug, en Suisse, occupe une position significative dans sept grands marchés de produits de base internationaux : le cuivre, le charbon cokéfiable, le charbon thermique, le ferrochrome, le nickel, le vanadium et le zinc. La Société détient une entreprise d'aluminium plus petite mais rentable et des installations de recyclage; elle est aussi présente dans les secteurs de l'or, du plomb et de l'argent, et possède une série de technologies mondiales dont bon nombre sont des chefs de file de l'industrie. Les exploitations et les projets du groupe sont répartis dans 18 pays : l'Argentine, l'Australie, le Brésil, le Canada, le Chili, la Colombie, la République dominicaine, l'Allemagne, la Jamaïque, la Nouvelle-Calédonie, la Norvège, la Papouasie- Nouvelle-Guinée, le Pérou, l'Afrique du Sud, l'Espagne, la Tanzanie, les États-Unis et le Royaume-Uni.

Xstrata Nickel a son siège social à Toronto, au Canada, et est l'une des unités commerciales de produits de base de l'important groupe minier diversifié Xstrata plc d'envergure mondiale.

Les exploitations minières de Xstrata Nickel comprennent cinq mines et installations de traitement en Ontario et au Québec, au Canada; une mine de ferronickel et des installations de traitement à Bonao, en République dominicaine; de même qu'une affinerie à Kristiansand, en Norvège. Xstrata Nickel détient un portefeuille prometteur de projets de croissance, y compris Nickel Rim South au Canada, Kabanga en Tanzanie, et Koniambo en Nouvelle-Calédonie.

Xstrata Nickel est le quatrième producteur de nickel en importance au monde, avec une production gérée annuelle de plus de 110 000 tonnes de nickel affiné.

Source à Xstrata Nickel

Ian Hamilton, directeur, Affaires de la Société
Bureau 1 416 982-7161
Cellulaire 1 416 902 0986
Courriel ihamilton@xstratanickel.ca


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nickel

NEWS RELEASE

XSTRATA NICKEL TO BEGIN FIRST PHASE DEVELOPMENT OF FRASER MORGAN PROJECT IN SUDBURY

Toronto, 1 December 2006

Xstrata Nickel announces the first phase of development of the Fraser Morgan nickel project located in Sudbury, Ontario.

Cdn$18 million will be invested by March 2007 to complete a pre-feasibility study, definition drilling, equipment procurement and infrastructure improvements at the 3900-foot level of the existing Fraser shaft to allow for project development and for potential future ore handling.

Subsequent development phases will be subject to approval in the second and third quarters of 2007. Mine production could begin in early 2009.

When brought into production, Fraser Morgan annual production will contribute an estimated 7,200 tonnes refined nickel per year over a seven-year mine life.

"The Sudbury operations remain a key component of Xstrata Nickel's growth strategy, and the first phase of development of the Fraser Morgan project demonstrates our ongoing commitment to this resource-rich area," said Ian Pearce, Chief Executive Officer of Xstrata Nickel.

"Fraser Morgan is a promising project that builds on our portfolio of assets in the Sudbury Basin," said Mike Romaniuk, Vice-President of Sudbury Operations.

Field work in Phase One will be undertaken primarily using existing Xstrata Nickel employees. It is anticipated that by early 2007, up to 30 employees will be working on field work related to the Fraser-Morgan project.

The Fraser Morgan nickel-copper orebody was discovered in 1995 and consists of five separate mineralized zones located two kilometres east of Xstrata Nickel's Fraser Mine. The orebody, which will be accessed by the existing Fraser Mine shaft, contains 4.9 million tonnes of measured and indicated reserves grading 1.8% nickel and 0.65% copper, and 2.4 million tonnes inferred resources grading 1.8% nickel and 0.5% copper.

ends

***

Background

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Nickel is headquartered in Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Nickel's mining operations include five mines and processing facilities in Ontario, Canada; Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a promising portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia.

Xstrata Nickel is the fourth largest global nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Xstrata Nickel Contacts

Ian Hamilton, Director Corporate Affairs
Office +1 416 982-7161
Mobile 1 416 902 0986
Email ihamilton@xstratanickel.ca


xstrata

COMPANY ANNOUNCEMENT

DISCLOSABLE INTERESTS: GLENCORE INTERNATIONAL AND CSFB JOINT INTEREST

Zug, 1 December 2006

Xstrata plc ("Xstrata") announces that it was notified on 30 November 2006 by Credit Suisse Group ("CSG") of a change in the interests of CSG, Credit Suisse First Boston Equities Limited ("CSFB Equities") and Credit Suisse Securities (Europe) Limited ("CSSEL") in Xstrata's ordinary shares (the "Shares"). The notification stated that CSFB Equities and CSSEL are party to agreements (together the "Agreement") with Glencore International AG ("Glencore") relating to the acquisition of interests in the Shares. The notification also stated that CSG had an interest in 358,609,573 Shares (38.02%) of which CSFB Equities, CSSEL and Glencore in aggregate were jointly interested in 344,817,043 Shares (36.56%). The notification stated that CSFB Equities held 0 Shares and was interested in 344,817,043 Shares (36.56%) by virtue of the Agreement and that CSSEL held 159,576,310 Shares (16.91%) (7,974,514) of which were in the course of settlement) and was interested in 185,240,733 Shares (19.64%) by virtue of the Agreement. The notification stated further that CSSEL's interests in 41,196 Shares were interests of the type as is mentioned in section 208(5) of the Companies Act 1985, as amended ("Section 208(5)") by virtue of the right to redelivery of equivalent securities under stock lending arrangements. According to the notification, CSG's interests in an additional 13,004,786 Shares were interests of the type as is mentioned in Section 208(5) by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

A notification received from Glencore on 30 November 2006 stated that Glencore is a party to the Agreement with CSFB Equities and CSSEL and that Glencore, CSFB Equities and CSSEL in aggregate were jointly interested in a total of 344,817,043 Shares (36.56%). The notification stated that Glencore was interested in 344,817,043 Shares (36.56%) by virtue of the Agreement. The notification stated further that, so far as was known to Glencore at the date of its notification, Glencore's interests in 41,196 Shares were interests as are mentioned in Section 208(5).

As of 30 November, 943,150,383 Shares were in issue.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660


xstrata

REGULATORY ANNOUNCEMENT

APPLICATION FOR LISTING

Zug, Monday, 4 December 2006

Application has been made to the Financial Services Authority in its capacity as UK Listing Authority and to the London Stock Exchange for a block listing of an additional two million six hundred and fifty two thousand and six hundred (2,652,600) ordinary shares of US$0.50 each in Xstrata plc ("the Shares") to be issued upon conversion of Xstrata Capital Corporation A.V.V. US$600,000,000 3.95 per cent Guaranteed Convertible Bonds due 2010 (the "Bonds"), to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The Shares will rank pari passu with the existing issued shares of the Company.

The application in respect of the additional Shares is the consequence of an adjustment made to the Exchange Price (as defined in the Terms and Conditions of the Bonds) of the Bonds on 5th October 2006 following Xstrata plc's Rights Issue dated 3rd October 2006. At the present date and following the adjustment, twenty four million five hundred and sixteen thousand, five hundred and fifty (24,516,550) Shares have yet to be issued and allotted upon conversion of the Bonds.

Xstrata plc ordinary shares are also listed on the Swiss Stock Exchange.

ends

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com


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xstrata

NEWS RELEASE

GLENCORE INTERNATIONAL HOLDING IN XSTRATA

Zug, 6 December 2006 - Xstrata plc ("Xstrata") announces that it has been advised by Glencore International AG ("Glencore") that the agreement between Glencore and the Credit Suisse Group (the "Capital Management Arrangement") has been extended. Glencore entered into the Capital Management Arrangement with the Credit Suisse Group in connection with the Xstrata Group's acquisition of MIM Holdings Limited and associated rights issue in 2003. The agreement was due to expire on 2 December 2006, unless extended.

Glencore, through its wholly-owned subsidiary Finges BV ("Finges"), currently owns 185,240,733 Xstrata ordinary shares (representing approximately 19.6% of Xstrata's total issued share capital) and has a full economic interest in a further 151,560,600 shares (representing approximately 16.1% of Xstrata's total issued share capital) through the Capital Management Arrangement.

Separately, Glencore has advised Xstrata that Finges has entered into swap transactions (the "Swap Package") with each of Barclays Capital, HSBC and Société Générale (the "Banks") in respect of an aggregate of 28,594,557 Xstrata ordinary shares (the "Glencore Relevant Shares") or 3.0% of Xstrata's current issued ordinary share capital. The Swap Package is structured as a combination of cash settled derivative transactions. Glencore (through its wholly-owned subsidiary, Finges) retains the voting rights and legal and beneficial title to the Glencore Relevant Shares.

In support of the Swap Package arrangement, Finges has granted a security interest to the Banks over 42,891,836 Xstrata ordinary shares owned by it. The number of Xstrata ordinary shares subject to the security interest will fluctuate over time. Subject to compliance with its obligations under the Swap Package, Finges will retain title to and voting rights over the Xstrata ordinary shares which are the subject of the security interest. The obligations of Finges under the Swap Package are guaranteed by Glencore.

In connection with the 1 for 3 rights issue of up to 235,787,596 new Xstrata ordinary shares announced by Xstrata on 3 October 2006 (the "2006 Rights Issue"), Glencore entered into a lock-up agreement (the "Lock-up Agreement") with Xstrata under which, amongst other things, Glencore undertook not to, subject to certain exceptions, dispose of any Xstrata ordinary shares held by it during the period commencing on 3 October 2006 and ending six months after the latest time and date for acceptance and payment in full under the 2006 Rights Issue (which occurred on 27 October 2006). Glencore has transferred to Finges 185,240,733 Xstrata ordinary shares, which is permitted under the Lock-up Agreement subject to Finges entering into a similar lock-up undertaking to the one given by Glencore. Accordingly, Finges has entered into a lock-up agreement with Xstrata in respect of any Xstrata ordinary shares it may hold in the period commencing on 4 December 2006 and ending on 27 April 2007 (the "Finges Agreement").

In addition, the granting of the security interest by Finges in connection with the Swap Package described above is permitted under the Finges Agreement subject to the Banks entering into similar lock-up undertakings to the one given by Finges. Accordingly, each of the Banks has entered into lock-up agreements with Xstrata in respect of any interest it may acquire in Xstrata ordinary shares under the Swap Package (subject to certain limited exceptions) for the period commencing on 4 December 2006 and ending on 27 April 2007.

Xstrata has also been advised by Glencore that the Executive of the UK Takeover Panel has confirmed that the entry into and performance by Glencore and Finges of their obligations under the new financing arrangements described above will not give rise to any breach by Glencore or Finges of Rule 5.1 of the Takeover Code nor will Glencore or Finges thereby incur any obligation under Rule 9.1 of the Takeover Code to make a mandatory cash offer for the ordinary shares in Xstrata.

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 3811823
Email bmattenberger@xstrata.com

Xstrata File
Number 82-34660


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xstrata
coal

MEDIA RELEASE

7 December 2006

XSTRATA COAL COMMITS $25 MILLION TO FUTUREGEN CLEAN COAL PROJECT

Xstrata Coal today announced it has become a member of the FutureGen Alliance, committing US$25 million to support the building of a first-of-a-kind integrated near-zero emission coal-fuelled power plant in the United States.

The FutureGen Alliance is a non-profit consortium of global electric utilities and coal companies working with the US Department of Energy to design, construct and operate a technically cutting-edge demonstration coal-fuelled power plant. The US$1 billion project will use advances in IGCC, carbon capture and sequestration and hydrogen production technologies to eliminate environmental concerns associated with coal utilisation.

"As the world's largest exporter of thermal coal, Xstrata Coal is demonstrating its commitment to the international collaborative effort to significantly reduce greenhouse gas emissions resulting from the use of coal in power generation," said Peter Coates, Chief Executive, Xstrata Coal.

"FutureGen is the most advanced coal-fuelled electricity generation technology development project in the world and we are pleased to be involved with other forward-thinking global companies in the development and deployment of this technology solution to climate change concerns.

"Global energy demand will increase by 60% over the next 25 years and investment from industry and government to develop and demonstrate new technologies such as those to be employed at FutureGen to achieve near-zero emission coal-fuelled power plants is essential," he said.

The 275MW prototype FutureGen plant will establish the technical and economic feasibility of producing electricity and hydrogen from coal, while capturing and sequestering one million tonnes of carbon dioxide generated in the process each year.

Mike Mudd, Chief Executive of the FutureGen Alliance, said today, "The involvement of the world's leading coal producing companies such as Xstrata Coal is essential to the success of FutureGen. Adding Xstrata Coal as a member of the Alliance further demonstrates the commitment of the energy industry on a global basis to develop innovative ways to combat climate change concerns."

Xstrata Coal Pty Limited ABN 18 082 271 930

PO Box R1543 Royal Exchange Sydney NSW 1225 Australia
Level 38 Gateway 1 Macquarie Place Sydney NSW 2000 Australia

Tel +61 2 9253 6732 Fax +61 2 9241 6898 www.xstrata.com


xstrata
coal

Members of the FutureGen Alliance include American Electric Power, Anglo American, BHP Billiton, the China Huaneng Group, CONSOL Energy Inc., E.ON U.S., Foundation Coal, Rio Tinto Energy America, Peabody Energy, PPL Corporation, and Southern Company.

END

Further media information:

James Rickards
Communications Manager
Xstrata Coal
Phone: +612 9253 6789
Mobile: +61 419 731 371

Megan Doern
FutureGen Alliance
Phone: (202) 715-1546

Xstrata File
Number 82-34660


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xstrata

Xstrata plc guarantees Falconbridge Notes and Preferred Shares

Toronto, December 11, 2006

Falconbridge Limited ("Falconbridge") today announces that its parent company, Xstrata plc ("Xstrata"), has fully and unconditionally guaranteed Falconbridge's Notes (defined below) and its cumulative redeemable preferred shares, Series 2, Series 3 and Series H (the "Preferred Shares"). Falconbridge will not file interim financial statements for the nine months ended September 30, 2006, as it has obtained an order from Canadian securities regulators permitting Falconbridge to satisfy its continuous disclosure obligations as a reporting issuer by filing Xstrata's UK disclosure documents in place of disclosure documents relating solely to Falconbridge.

Description of Xstrata Guarantee of the Falconbridge Notes
The following senior debt of Falconbridge has been guaranteed by Xstrata (collectively, the "Notes"): (i) US $250 million principal amount of 6.2% notes due June 15, 2035; (ii) US$250 million principal amount of 5.5% notes due June 15, 2017; (iii) US$350 million principal amount of 6% notes due October 15, 2015; (iv) US$250 million principal amount of 5.375% notes due June 1, 2015; (v) US$250 million principal amount of 7.35% notes due June 5, 2012; (vi) US$300 million principal amount of 7.25% notes due July 15, 2012; (vii) US$300 million principal amount of 8.375% notes due February 15, 2011; and (viii) C$175 million principal amount of 8.5% debentures due December 8, 2008.

The guarantee of Falconbridge's Notes was implemented by amending the trust indentures pursuant to which the Notes were issued (the "Notes Indentures"). Pursuant to the terms of the Note Indentures, as amended by supplemental indentures to implement the guarantees, Xstrata has fully and unconditionally guaranteed the payment, within 15 days of when due, of the principal and interest owing by Falconbridge to the holders of the Notes. Computershare Trust Company of Canada (the "Note Trustee") is the trustee for the holders of the Notes under the terms of the Note Indentures.
Description of Xstrata Guarantee of the Falconbridge Preferred Shares

The guarantee of the Preferred Shares is governed by the terms of a guarantee indenture (the "Guarantee Indenture") entered into by Xstrata, Falconbridge and Computershare Trust Company of Canada, as guarantee trustee. Pursuant to the terms of the Guarantee Indenture, Xstrata has fully and unconditionally guaranteed in favour of the holders of the Preferred Shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge to such holders under the terms of the Preferred Shares, whether in respect of:

- any accrued and unpaid dividends on the Preferred Shares, regardless of the ability of Falconbridge to satisfy any financial or legal condition to the declaration or payment of dividends;
- the redemption price and all accrued and unpaid dividends to the date of redemption with respect to the Preferred Shares called for redemption; or

- the liquidation amount payable on the Preferred Shares upon a voluntary or involuntary dissolution, liquidation or winding up of Falconbridge, without regard to the amount of assets of Falconbridge available for distribution.

Xstrata's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by Xstrata to the holders of Preferred Shares entitled to those payments or by causing Falconbridge to pay those amounts to the holders.

Structural Subordination
Xstrata's guarantees of the Notes and the Preferred Shares constitute unsecured obligations of Xstrata.

The terms of the guarantees do not limit the ability of Xstrata to incur additional indebtedness, nor do they limit the ability of Xstrata's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. Xstrata's obligations under the guarantees will be effectively subordinate to all indebtedness and other liabilities of Xstrata's subsidiaries and joint ventures, except to the extent Xstrata is a creditor of such subsidiaries or joint ventures ranking at least pari passu with such other creditors.

Credit Rating
The Notes and the Preferred Shares, as guaranteed by Xstrata, have been rated by the following rating agencies (collectively, the "Rating Agencies") as follows:

Rating Agency	Notes Rating	Preferred Shares Rating
Moody's Investors Service	Baa2	not rated
Standard & Poor's	BBB+	BBB-
Dominion Bond Rating Service Limited	BBB(high)	Pfd-3(high)

Holders of the Notes and the Preferred Shares should consult the Rating Agencies with respect to the interpretation of the foregoing ratings and their implications.
The credit ratings accorded to the Notes and the Preferred Shares by the Rating Agencies are not recommendations to purchase, hold or sell the Notes or the Preferred Shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any period of time or that the ratings will not be revised or withdrawn entirely by one or more of the Rating Agencies at any time in the future if, in the judgment of one or more of the Rating Agencies, circumstances so warrant.

Tax Consequences of Guarantee of Preferred Shares
The guarantee of the Preferred Shares constitutes a "guarantee agreement" for purposes of subsection 112(2.2) of the Income Tax Act (Canada) (the "Tax Act"). Accordingly, a dividend received on a Preferred Share of a particular series by a holder of Preferred Shares that is a corporation resident in Canada for purposes of the Tax Act generally will not be deductible in computing the taxable income of the corporation unless the Preferred Share is of a class or series of shares of the capital stock of Falconbridge that is listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) and the corporation, and persons with which the corporation does not deal at arm's length, or any partnership or, in certain circumstances, trust of which the corporation or any such person is a member or beneficiary, do not, at the time the dividend is received, receive dividends in respect of more than 10 per cent of the issued and outstanding shares to which the guarantee agreement applies. Holders of Falconbridge Preferred Shares to which these provisions may be relevant are urged to consult their own tax advisors.

Guarantee of Payment
Each guarantee constitutes a guarantee of payment and not of collection. This means that legal proceedings

may be brought directly against Xstrata to enforce its obligations under each guarantee without first instituting a legal proceeding against Falconbridge. The guarantees of the Notes will not be discharged except by payment in full of Falconbridge's obligations to the holders of the Notes. The guarantee of the Preferred Shares will not be discharged except by payment of the related guaranteed payments in full to the extent not paid by Falconbridge or upon the cancellation of the Preferred Shares.

Amendments and Assignment
The guarantees of the Notes may not be amended without the prior approval of the holders of the Notes in accordance with the terms of the Note Indentures, provided that no approval of the holders of the Notes is required for certain changes that do not adversely affect the rights of holders of the Notes.
The guarantee of the Preferred Shares may not be amended without the prior approval of the holders representing not less than a majority of the aggregate liquidation amount of the outstanding Preferred Shares, or, in the event that a meeting is held to obtain the consent of the holders of the Preferred Shares, representing not less than a majority of the aggregate liquidation amount of the outstanding Preferred Shares held by holders of the Preferred Shares present at the meeting, provided that no approval of the holders of the Preferred Shares is required for certain changes that do not adversely affect the rights of holders of the Preferred Shares. For purposes of the guarantee, a meeting of the holders of the Preferred Shares requires a quorum consisting of holders of the Preferred Shares holding at least 25% of the aggregate liquidation amount of the outstanding Preferred Shares.

The guarantees of the Notes and the Preferred Shares will be binding on the successors and assigns of Xstrata and will enure to the benefit of the holders of the Notes and Preferred Shares then outstanding.

Termination
The guarantee of the Notes will terminate upon the repayment in full and discharge of all Notes. The guarantee of the Preferred Shares will terminate and be of no further force and effect upon full payment of the applicable redemption price of all Preferred Shares, including any accrued and unpaid dividends at the time of redemption.

Governing Law
The guarantees of the Notes (other than the C$175 million 8.5% debentures due 2008) are governed by and construed in accordance with the laws of the State of New York except with respect to the rights, powers, duties and responsibilities of the Note Trustee under the Note Indentures, which are governed by the laws of the Province of Ontario.

The guarantees of the C$175 million 8.5% debentures due 2008 and the Preferred Shares are governed by and construed in accordance with the laws of the Province of Ontario.

Consent to Jurisdiction and Service
Xstrata has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to its guarantee of the Notes (other than the C$175 million 8.5% debentures due 2008) and for actions brought under United States federal or state securities laws brought in any federal or state court located in the City of New York and submits to such jurisdiction.

Xstrata has appointed Falconbridge as its agent for service of process in any suit, action or proceeding arising out of or relating to its guarantee of the Preferred Shares or the C$175 million 8.5% debentures due 2008 and for actions brought under provincial securities laws brought in any court located in the City of Toronto and submits to such jurisdiction.

Information Concerning the Trustee
Computershare Trust Company of Canada is the Note Trustee under the terms of the Note Indentures and is the guarantee trustee for the holders of the Preferred Shares. The terms of the Guarantee Indenture and the

terms of the Note Indentures provide that, except in certain circumstances, no action may be brought against Xstrata to enforce the guarantees except by the Trustee.

Changes to Falconbridge Continuous Disclosure Reporting

In connection with Xstrata's guarantees of the Notes and the Preferred Shares, the securities commissions of each Canadian province (other than Prince Edward Island) and territory have granted Falconbridge an exemption from certain requirements of the securities legislation that will permit Falconbridge to satisfy its continuous disclosure obligations as a reporting issuer by filing Xstrata's UK disclosure documents, including Xstrata's annual and interim financial statements, in place of disclosure documents relating solely to Falconbridge. As a result of this relief, in lieu of the quarterly interim financial statements that Falconbridge has historically filed, Falconbridge will file on SEDAR Xstrata's annual and half-yearly financial statements, prepared in accordance with International Financial Reporting Standards. As a result, Falconbridge will not be filing interim financial statements for the nine months ended September 30, 2006. The terms of the exemption require that Falconbridge file on SEDAR copies of all documents filed by Xstrata pursuant to the continuous disclosure requirements of the United Kingdom.

Falconbridge will file Xstrata's financial statements on SEDAR at the same time they are filed in the United Kingdom. The continuous disclosure requirements of the United Kingdom require that Xstrata file its financial statements as soon as possible after they have been approved, with annual financial statements filed no later than six months after its December 31 year end and half yearly financial statements filed no later than 90 days after the end of the six month period ending June 30. Xstrata generally publishes its annual financial statements in March and its half yearly financial statements in August.

The availability of the exemption is subject to Falconbridge and Xstrata satisfying a number of other conditions that are set forth in the decision of the securities commissions. A copy of the decision is available on the website of the Ontario Securities Commission at www.osc.gov.on.ca.

More Information

To obtain copies of the supplemental indentures to the Note Indentures or the Guarantee Indenture, Holders of Notes and Preferred Shares may contact Computershare Trust Company of Canada whose offices are located at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, telephone 416.505.4600. Copies of the supplemental indentures and the Guarantee Indenture have also been publicly filed by Falconbridge and are available at www.sedar.com.

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com


SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C.
186
SECTION



xstrata

Company announcement: Credit Suisse Holding in Xstrata

Zug, 12 December 2006

Xstrata plc ("Xstrata") announces that it has been advised by Credit Suisse Securities (Europe) Limited ("CSSEL") that on 6 December 2006 CSSEL transferred an aggregate of 151,560,600 Xstrata ordinary shares ("Relevant Shares") (representing approximately 16.07% of Xstrata's total issued share capital) to its wholly-owned subsidiary Hanmer B.V. in connection with a reorganisation of CSSEL's holding of the Relevant Shares (the "CSSEL Reorganisation").

In connection with the 1 for 3 rights issue of up to 235,787,596 new Xstrata ordinary shares announced by Xstrata on 3 October 2006, CSSEL entered into a lock-up agreement (the "CSSEL Agreement") with Xstrata under which CSSEL undertook not to, subject to certain exceptions, dispose of the Relevant Shares during the period commencing on 3 October 2006 and ending six months after the latest time and date for acceptance and payment in full under the rights issue (which occurred on 27 October 2006). The transfer by CSSEL to Hanmer B.V. of the Relevant Shares pursuant to the CSSEL Reorganisation is permitted under the CSSEL Agreement subject to Hanmer B.V. entering into a similar lock up undertaking to the one given by CSSEL. Accordingly, Hanmer B.V. has entered into a lock-up agreement with Xstrata in respect of the Relevant Shares for the period commencing on 6 December 2006 and ending on 27 April 2007.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660



Company announcement: Glencore International AG disclosable interest in Xstrata

Zug, 12 December 2006

Xstrata plc ("Xstrata") announces that it was notified on 11 December 2006 by Glencore International AG and Finges Investment BV in relation to the ordinary shares of US$0.50 each in the capital of Xstrata plc ("the "Shares") that they are party to agreements with Duchy Investments Sàrl, all dated 6 December 2006 (together the "Agreement"), to which section 204 of the Companies Act 2985 applies (the "Act"). The notification stated that they were interested in 336,801,333 Shares (35.71%) in aggregate (the Relevant Shares"). Of the Relevant Shares they were interested in 151,560,600 Shares by virtue of the Agreement (the "s.204 Shares"). So far as was known at the date of notification, HSBC Bank plc is the registered holder of 185,240,733 Relevant Shares on behalf of Finges Investment BV, a wholly owned subsidiary of Glencore International AG and Hanmer BV is the registered holder of 151,560,600 Relevant Shares.

As of 11 December 2006, 943,150,383 Shares were in issue.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com



Company announcement: Credit Suisse Securities (Europe) Limited disclosable interest in Xstrata

Zug, 12 December 2006

Xstrata plc ("Xstrata") announces that it was notified by Credit Suisse Group:

1) On 11th December 2006, that as of 8 December 2006, all of Credit Suisse Securities (Europe) Limited's ("CSSEL") rights and obligations under the agreement between it and Glencore International AG ("Glencore") (the "Capital Management Arrangement") were novated to Duchy Investments Sàrl ("Duchy"), another company within the Credit Suisse Group. The Capital Management Arrangement otherwise remains unchanged. Glencore entered into the Capital Management Arrangement with the Credit Suisse Group in connection with the Xstrata Group's acquisition of MIM Holdings Limited and associated rights issue in 2003. The Capital Management Agreement is an arrangement to which section 204 of the Companies Act 1985 ("the Act") applies in respect of Xstrata's ordinary shares (the "Shares").

2) On 8th December 2006 that as of close of business on 6 December 2006, Duchy was interested in 336,801,333 Shares (35.71%) in aggregate of which it was interested in 185,240,733 (19.64%) by virtue of the Capital Management Arrangement. Hanmer BV (a wholly-owned subsidiary of Duchy) is the holder of 151,560,600 Shares (16.07%). HSBC Plc is the registered holder of 185,240,733 Shares. It is understood these Shares, are held on behalf of Finges B.V., a wholly owned subsidiary of Glencore International AG.

3) Credit Suisse International was interested in 12,522,076 Shares in the normal course of business of which 11,626,626 Shares are interests of the type as is mentioned in Section 208(5) of the Act by virtue of the right to call for delivery of securities.

4) CSSEL was interested in 8,296,599 Shares in the normal course of business of which 41,396 Shares are interests of the type as is mentioned in section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

5) Credit Suisse Life (Bermuda) Ltd was interested in 6,500 Shares in the normal course of business.

6) The Credit Suisse Group had an interest in 781,244 Shares held under discretionary fund management arrangements.

7) In total, the Credit Suisse Group has an interest in 358,407,752 Shares.

As of 11 December 2006, 943,150,383 Shares were in issue.

Xstrata contacts

Richard Elliston

Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com


xstrata
nickel
SEC MAIL
RECEIVED
PROCESSING
JAN 16 2007
SECTION
186


UniversitéLaurentienne
LaurentianUniversity

COMMUNIQUÉ

Pour diffusion immédiate **Le 14 décembre 2006**

Xstrata Nickel investit dans une série de conférences à l'Université Laurentienne : Mme Roberta Bondar prononcera une conférence le 22 mars 2007

Sudbury (Ontario) – Xstrata Nickel a annoncé aujourd'hui une contribution financière de 100 000 $ à l'Université Laurentienne dans le but de doter de fonds permanents les Conférences commémoratives Xstrata Nickel. De son côté, l'Université Laurentienne versera un montant égal à celui de la société minière grâce aux fonds qui sont actuellement placés dans le compte en fidéicommis des Conférences Falconbridge.

« Avec l'annonce d'aujourd'hui, Xstrata Nickel souhaite réaffirmer son engagement envers la communauté du Grand Sudbury, dit Mike Romaniuk, Vice-président des exploitations à Sudbury pour Xstrata Nickel. Cette série de conférences amène à Sudbury des personnalités remarquables qui excellent a tout point de vue dans leur discipline. Leur passage permet aux résidents de Sudbury et aux étudiants de la Laurentienne d'écouter, d'apprendre et de profiter du savoir et du partage d'expériences de conférencières et conférenciers notables. »

Les Conférences Falconbridge ont été inaugurées en 1978 grâce aux dons versés par Falconbridge ltée, ses employés, des familles et des amis, en mémoire de cinq employés qui ont perdu la vie dans un accident aérien, près de Barrie, en Ontario, le 7 septembre 1977.

Ces conférences ont pour but d'amener à Sudbury des personnalités éminentes du milieu universitaire, du monde des affaires, de la vie publique, des professions et des arts. Soixante-huit conférenciers, incluant des invités de marque tels John Kenneth Galbraith, Margaret Atwood, Benjamin Spock, Jessie Jackson, Jane Goodall, Boutros Boutros-Ghali, et plus récemment Beverley McLachlin et Roméo Dallaire, se sont adressés au public au fil des années. Ces conférences sont gratuites, permettant ainsi aux membres des communautés de la Laurentienne et du Grand Sudbury d'y assister en grand nombre. De plus, les étudiants des disciplines reliées aux champs d'expertise des invités ont la chance de rencontrer le conférencier dans une ambiance plus intime, favorisant ainsi l'échange du savoir.

« Nous sommes très reconnaissant envers Xstrata Nickel et leur généreuse contribution, affirme Mme Judith Woodsworth, rectrice de l'Université Laurentienne. En créant formellement une dotation, nous nous assurons que non seulement la Laurentienne mais, de façon plus importante, la communauté du Grand Sudbury, continueront de bénéficier à perpétuité de ces conférences à entrée libre. »

La conférence commémorative inaugurale Xstrata Nickel aura lieu à l'Université Laurentienne le jeudi 22 mars 2007. Dr. Roberta Bondar, première femme canadienne dans l'espace et neurologiste de renommée internationale, sera la conférencière invitée. De plus amples renseignements sur cet événement seront communiqués dans la nouvelle année.

- 30 -


xstrata
nickel


UniversitéLaurentienne
LaurentianUniversity

Xstrata

Xstrata est un important groupe minier diversifié d'envergure mondiale dont les actions sont inscrites à la Bourse de Londres et la Bourse de Zurich. Xstrata, qui a son siège social à Zug, en Suisse, occupe une position significative dans sept grands marchés de produits de base internationaux : le cuivre, le charbon cokéfiable, le charbon thermique, le ferrochrome, le nickel, le vanadium et le zinc. La Société détient une entreprise d'aluminium plus petite mais rentable et des installations de recyclage; elle est aussi présente dans les secteurs de l'or, du plomb et de l'argent, et possède une série de technologies mondiales dont bon nombre sont des chefs de file de l'industrie. Les exploitations et les projets du groupe sont répartis dans 18 pays : l'Argentine, l'Australie, le Brésil, le Canada, le Chili, la Colombie, la République dominicaine, l'Allemagne, la Jamaïque, la Nouvelle-Calédonie, la Norvège, la Papouasie- Nouvelle-Guinée, le Pérou, l'Afrique du Sud, l'Espagne, la Tanzanie, les États-Unis et le Royaume-Uni.

Xstrata Nickel a son siège social à Toronto, au Canada, et est l'une des unités commerciales de produits de base de l'important groupe minier diversifié Xstrata plc d'envergure mondiale.

Les exploitations minières de Xstrata Nickel comprennent cinq mines et installations de traitement en Ontario et au Québec, au Canada; une mine de ferronickel et des installations de traitement à Bonao, en République dominicaine; de même qu'une affinerie à Kristiansand, en Norvège. Xstrata Nickel détient un portefeuille prometteur de projets de croissance, y compris Nickel Rim South au Canada, Kabanga en Tanzanie, et Koniambo en Nouvelle-Calédonie.

Xstrata Nickel est le quatrième producteur de nickel en importance au monde, avec une production gérée annuelle de plus de 110 000 tonnes de nickel affiné.

Université Laurentienne

Avec plus de 9 000 étudiants à plein temps et à temps partiel, l'Université Laurentienne est le véritable reflet du Canada. L'une des deux seules universités bilingues du pays, elle accueille aussi une importante population étudiante autochtone et un nombre croissant d'étudiants étrangers. L'École de médecine du Nord de l'Ontario, première nouvelle faculté de médecine à ouvrir ses portes au Canada depuis 30 ans, et lancée en collaboration avec l'Université Lakehead, a souhaité la bienvenue à sa première cohorte en 2005.

La Laurentienne grandit et n'est plus l'institution de premier cycle qu'elle a déjà été. Lors des trois dernières années, elle a mis sur pied six nouveaux programmes de doctorat. De plus, les capacités de recherches de l'Université augmentent d'année en année, moyennant depuis deux ans 15 millions de dollars par année. Récemment, la Laurentienne a lancé le Centre d'excellence en innovation minière (CEIM), en collaboration avec des partenaires gouvernementaux et du monde industriel. L'Université a aussi annoncé la création du Centre d'études sur les lacs, qui sera le premier édifice institutionnel au Canada à recevoir la certification LEED (Leadership *in Energy and Environmental Design*), classement Platine.

Trois universités fédérées sont affiliées à la Laurentienne: l'Université Huntington, l'Université Thorneloe et l'Université de Sudbury. De plus, L'Université compte deux collèges parmi ses institutions affiliées : le Collège universitaire de Hearst et le Collège universitaire Algoma. Un partenariat unique avec le Collège Georgian permet aux étudiants de compléter un programme de trois ans sur les campus de Barrie ou d'Orillia, avec possibilité d'entreprendre une 4e année d'études à la Laurentienne, à Sudbury.

Aujourd'hui, l'Université compte 35 000 anciens. Avec sa forte tradition bilingue et triculturelle et son enracinement profond dans le Nord ontarien, l'Université Laurentienne continue d'accroître son offre de programmes, ses activités de recherche et ses partenariats au Canada et au-delà.


xstrata
nickel


UniversitéLaurentienne
LaurentianUniversity

Sources :

Ian Hamilton
Directeur
Affaires de la Société
Xstrata Nickel
Toronto (Ontario)
(416) 982-7161
ihamilton@xstratanickel.ca
www.xstratanickel.ca

Michel Béchard
Directeur
Relations publiques
Université Laurentienne
Sudbury (Ontario)
(705) 675-1151, poste 3408
mbechard@laurentienne.ca
www.laurentienne.ca


xstrata
nickel


LaurentianUniversity
UniversitéLaurentienne

COMMUNIQUÉ

For immediate release **December 14, 2006**

Xstrata Nickel invests in Lecture Series at Laurentian University: Dr. Roberta Bondar to speak March 22, 2007

Sudbury (Ontario) – Xstrata Nickel today announced the contribution of $100,000 to Laurentian University in order to permanently endow the *Xstrata Nickel Memorial Lecture Series*. In turn, the University will match this amount with funds currently in the Falconbridge Lecture trust account.

"With today's announcement, Xstrata Nickel wishes to re-affirm its commitment to the Greater Sudbury community," said Mike Romaniuk, Vice-President of Operations in Sudbury for Xstrata Nickel. "This lecture series brings to Sudbury remarkable speakers who have excelled in their fields, and allows residents of Sudbury and Laurentian students to listen, learn and benefit from the knowledge and experiences shared by these noteworthy speakers."

The Falconbridge Lectures were established in 1978 with donations made by Falconbridge Ltd., employees, families and friends in memory of five employees who died in an aircraft accident, near Barrie, Ontario, on 7 September 1977.

The purpose of the lectures is to bring eminent figures from academic circles, the business community, public life, the professions and the arts to Sudbury. Sixty-eight speakers, including notables such as John Kenneth Galbraith, Margaret Atwood, Benjamin Spock, Jessie Jackson, Jane Goodall, Boutros Boutros-Ghali, and more recently Beverley McLachlin and Roméo Dallaire, have lectured over the years. Admission to the lectures is free, ensuring that members of both the Laurentian and the Greater Sudbury community have the opportunity to attend. In addition, students studying in a discipline related to the speaker's area of expertise have a chance to meet and hear from the speaker in a format that is conducive to a more in-depth sharing of knowledge.

"We are very grateful to Xstrata Nickel for this generous contribution," said Dr. Judith Woodsworth, President of Laurentian University. "By formally creating an endowment, we are also ensuring that not only Laurentian, but more importantly the Greater Sudbury community, will continue to benefit from these free lectures in perpetuity."

The inaugural *Xstrata Nickel Memorial Lecture* will be held at Laurentian University Thursday, March 22, 2007. The featured speaker will be Dr. Roberta Bondar, Canada's first woman in space and internationally renowned neurologist. Additional information about this event will be communicated early in the new year.

- 30 -


xstrata
nickel


LaurentianUniversity
UniversitéLaurentienne

Xstrata

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminum business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Nickel is headquartered in Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Nickel's mining operations include five mines and processing facilities in Ontario, Canada; Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a promising portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia.

Xstrata Nickel is the fourth largest global nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Laurentian University

With more than 9,000 full-time and part-time students, Laurentian University is a mirror of Canada itself. One of only two bilingual universities in the country, we have a significant Native Student population and a growing number of international students. The Northern Ontario School of Medicine, Canada's first new medical school in more than 30 years, launched in collaboration with Lakehead University in Thunder Bay, welcomed its charter class in 2005.

Laurentian is growing beyond the primarily undergraduate institution it once was, having added six new doctoral programs over the past three years. Additionally, the University's research capacity continues to grow annually, averaging $15 million a year over the past few years. Recently, Laurentian launched the Centre for Excellence in Mining Innovation (CEMI) in collaboration with government and industry. The University also announced plans for a Living with Lakes Centre, which will be the first institutional building in Canada to achieve the Platinum Leadership in Energy and Environmental Design (LEED) certification, the highest in the country.

Laurentian includes three federated universities: Huntington University, Thorneloe University and University of Sudbury. We also have two affiliated colleges: *Collège universitaire de Hearst* and Algoma University College. A unique partnership with Georgian College enables students to complete a three-year degree at the Barrie or Orillia campuses, with the option of a fourth year at Laurentian in Sudbury.

Today, the University counts 35,000 alumni. Strong in its bilingual and tricultural traditions and with deep roots in northern Ontario, Laurentian University continues to expand its program offerings, research activities and partnerships in Canada and abroad


xstrata
nickel


LaurentianUniversity
UniversitéLaurentienne

Reference:

Ian Hamilton
Director
Corporate Affairs
Xstrata Nickel
Toronto (Ontario)
(416) 982-7161
ihamilton@xstratanickel.ca
www.xstratanickel.ca

Michel Béchard
Director
Public Affairs
Laurentian University
Sudbury (Ontario)
(705) 675-1151, ext. 3408
mbechard@laurentian.ca
www.laurentian.ca


xstrata
nickel


UniversitéLaurentienne
LaurentianUniversity

COMMUNIQUÉ

Sudbury, le 18 décembre 2006

Xstrata Nickel investit 5 millions $ au Centre d'excellence en innovation minière de l'Université Laurentienne

Xstrata Nickel a annoncé aujourd'hui qu'elle investissait 5 millions $ au Centre d'excellence en innovation minière (CEIM) de l'Université Laurentienne. Mis sur pied en partenariat avec les gouvernements et l'industrie, le CEIM sera un centre international de première classe pour la recherche et l'innovation dans le secteur minier.

« Xstrata Nickel est une compagnie axée sur la croissance par la création de valeur à Sudbury et à l'échelle mondiale, dit Mike Romaniuk, vice-président des exploitations à Sudbury pour Xstrata Nickel. La recherche de haut calibre au CEIM et les innovations qui en découleront augmenteront notre compétitivité à Sudbury, ainsi que dans nos projets et nos exploitations ailleurs sur la planète. Nous croyons que cette institution unique sera très avantageuse pour notre compagnie et pour la communauté de Sudbury. Nous sommes fiers d'appuyer le CEIM et nous avons très hâte de travailler en collaboration avec tous les partenaires impliqués dans cette importante initiative. »

Judith Woodsworth, rectrice de l'Université Laurentienne et présidente du Conseil consultatif fondateur du CEIM, est reconnaissante de la généreuse contribution de Xstrata Nickel. « En 2004, dans sa vision, la Laurentienne a clairement et publiquement exprimé son intention de devenir un leader de calibre national dans le domaine de l'exploitation minière et de la recherche en exploration, affirme-t-elle. Grâce à son appui généreux, Xstrata Nickel se positionne clairement comme donateur de premier plan au chapitre de l'éducation et de la recherche dans les domaines de l'exploitation minière et de l'exploration, dans notre ville et sur la scène internationale. »

Le Conseil d'orientation pour la grappe industrielle minière de l'Ontario (COGIMO), sous la direction de l'honorable Rick Bartolucci, ministre du Développement du Nord et des Mines, a choisi Sudbury et l'Université Laurentienne à titre d'endroits de choix pour le CEIM. Les connaissances et l'expertise considérables en matière d'exploitation minière dans la région, et le leadership reconnu de l'Université Laurentienne en recherche et sur le plan des programmes d'études supérieures liés à l'exploitation minière, ont joué un rôle clé dans la désignation de Sudbury à titre d'endroit évident où mettre sur pied le CEIM. Le Centre, dont les priorités de recherche ont été déterminées en collaboration avec l'industrie, mettra l'accent sur l'exploration minière, la recherche sur l'exploitation souterraine en profondeur, le génie des procédés opérationnels miniers intégrés, la télérobotique et l'automatisation, ainsi que sur l'environnement et la remise en état.

« Dès le début, le gouvernement McGuinty a appuyé cette initiative emballante et essentielle, et il s'est engagé à y verser 10 millions de dollars qu'elle devienne réalité, dit Rick Bartolucci, ministre du Développement du Nord et des Mines. Le bassin de Sudbury fournit du nickel sur le marché mondial depuis plus d'un siècle. La ville a toujours été une pionnière, et elle continuera à s'efforcer, en collaboration avec le CEIM, afin d'être à l'avant-plan de l'industrie minière et de constituer un centre d'exploitation minière et de recherche en exploration de calibre mondial. »

Pour plus de renseignements sur le CEIM, veuillez consulter le document d'information ci-joint.




Xstrata

Xstrata est un important groupe minier diversifié d'envergure mondiale dont les actions sont inscrites à la Bourse de Londres et la Bourse de Zurich. Xstrata, qui a son siège social à Zug, en Suisse, occupe une position significative dans sept grands marchés de produits de base internationaux : le cuivre, le charbon cokéfiable, le charbon thermique, le ferrochrome, le nickel, le vanadium et le zinc. La Société détient une entreprise d'aluminium plus petite mais rentable et des installations de recyclage; elle est aussi présente dans les secteurs de l'or, du plomb et de l'argent, et possède une série de technologies mondiales dont bon nombre sont des chefs de file de l'industrie. Les exploitations et les projets du groupe sont répartis dans 18 pays : l'Argentine, l'Australie, le Brésil, le Canada, le Chili, la Colombie, la République dominicaine, l'Allemagne, la Jamaïque, la Nouvelle-Calédonie, la Norvège, la Papouasie- Nouvelle-Guinée, le Pérou, l'Afrique du Sud, l'Espagne, la Tanzanie, les États-Unis et le Royaume-Uni.

Xstrata Nickel a son siège social à Toronto, au Canada, et est l'une des unités commerciales de produits de base de l'important groupe minier diversifié Xstrata plc d'envergure mondiale.

Les exploitations minières de Xstrata Nickel comprennent cinq mines et installations de traitement en Ontario et au Québec, au Canada; une mine de ferronickel et des installations de traitement à Bonao, en République dominicaine; de même qu'une affinerie à Kristiansand, en Norvège. Xstrata Nickel détient un portefeuille prometteur de projets de croissance, y compris Nickel Rim South au Canada, Kabanga en Tanzanie, et Koniambo en Nouvelle-Calédonie.

Xstrata Nickel est le quatrième producteur de nickel en importance au monde, avec une production gérée annuelle de plus de 110 000 tonnes de nickel affiné.

Université Laurentienne

Avec plus de 9 000 étudiants à plein temps et à temps partiel, l'Université Laurentienne est le véritable reflet du Canada. L'une des deux seules universités bilingues du pays, elle accueille aussi une importante population étudiante autochtone et un nombre croissant d'étudiants étrangers. L'École de médecine du Nord de l'Ontario, première nouvelle faculté de médecine à ouvrir ses portes au Canada depuis 30 ans, et lancée en collaboration avec l'Université Lakehead, a souhaité la bienvenue à sa première cohorte en 2005.

La Laurentienne grandit et n'est plus l'institution de premier cycle qu'elle a déjà été. Lors des trois dernières années, elle a mis sur pied six nouveaux programmes de doctorat. De plus, les capacités de recherches de l'Université augmentent d'année en année, moyennant depuis deux ans 15 millions de dollars par année. Récemment, la Laurentienne a lancé le Centre d'excellence en innovation minière (CEIM), en collaboration avec des partenaires gouvernementaux et du monde industriel. L'Université a aussi annoncé la création du Centre d'études sur les lacs, qui sera le premier édifice institutionnel au Canada à recevoir la certification LEED (Leadership *in Energy and Environmental Design*), classement Platine.

Trois universités fédérées sont affiliées à la Laurentienne: l'Université Huntington, l'Université Thorneloe et l'Université de Sudbury. De plus, L'Université compte deux collèges parmi ses institutions affiliées : le Collège universitaire de Hearst et le Collège universitaire Algoma. Un partenariat unique avec le Collège Georgian permet aux étudiants de compléter un programme de trois ans sur les campus de Barrie ou d'Orillia, avec possibilité d'entreprendre une 4e année d'études à la Laurentienne, à Sudbury.

Aujourd'hui, l'Université compte 35 000 anciens. Avec sa forte tradition bilingue et triculturelle et son enracinement profond dans le Nord ontarien, l'Université Laurentienne continue d'accroître son offre de programmes, ses activités de recherche et ses partenariats au Canada et au-delà.


xstrata
nickel


UniversitéLaurentienne
LaurentianUniversity

Sources :

Dominique Dionne
Vice-présidente
Affaires de la Société
Xstrata Nickel
Toronto (Ontario)
(416) 982-7294
ddionne@xstratanickel.ca
www.xstrata.ca

Michel Béchard
Directeur
Relations publiques
Université Laurentienne
Sudbury (Ontario)
(705) 675-1151, poste 3408
mbechard@laurentienne.ca
www.laurentienne.ca

* * *

Centre d'excellence en innovation minière (CEIM)

Le Centre d'excellence en innovation minière (CEIM) est une nouvelle entité de recherche du secteur minéral du Nord de l'Ontario, que dirigent conjointement l'industrie et l'Université Laurentienne, en collaboration avec des partenaires en recherche et développement à l'échelle régionale, nationale et internationale. Le CEIM va de l'avant en vue de devenir une société sans but lucratif, ancrée sur le campus de l'Université Laurentienne, à Sudbury. (www.cemi.laurentian.ca)

Conseil d'orientation pour la grappe industrielle minière de l'Ontario (COGIMO)

Le CEIM a été conçu par le Conseil d'orientation pour la grappe industrielle minière de l'Ontario (COGIMO), qui mise sur les actifs de l'industrie minérale afin de créer une grappe d'organismes industriels du secteur des minéraux et des domaines connexes, grande et plus concurrentielle à l'échelle mondiale. Le Conseil rassemble des parties intéressées clés ayant divers intérêts, y compris l'industrie de l'exploration et de l'exploitation minière de l'Ontario, des fournisseurs de fournitures et services miniers, les gouvernements, le secteur de la main-d'œuvre, des organismes sectoriels, les groupes autochtones, les groupes environnementaux et les collectivités minières.

Vision

Selon la vision du COGIMO, le CEIM deviendra un centre international de recherche et d'innovation de calibre mondial, mené par l'industrie minière, qui présente des notions, des processus et des méthodes de pointe pour appuyer l'exploration et les industries minières régionales, nationales et internationales, de même que les fournisseurs de fournitures et de services miniers.

Mission

Pour concrétiser sa vision, le CEIM créera de nouvelles capacités de recherche, d'éducation, de la formation et de transferts de technologie, ce qui :

- entraînera des activités d'exploitation minière à valeur ajoutée dans le Nord de l'Ontario et ailleurs;
- renforcera la capacité de Sudbury au chapitre de la recherche de calibre mondial, coopérative et menée par l'industrie;
- entraînera l'ajout de nouvelles compétences en recherche aux réseaux d'expertise locaux, nationaux et internationaux; et
- permettra de compter sur des gens hautement qualifiés au sein du secteur minéral, dans de nouveaux domaines de recherche.


xstrata
nickel


UniversitéLaurentienne
LaurentianUniversity

Les cinq priorités clés du CEIM au chapitre de la recherche :

- l'exploration;
- l'exploitation souterraine à grande profondeur;
- le génie des procédés opérationnels miniers intégrés;
- la télérobotique et l'automatisation;
- l'environnement et la remise en état.

Le Centre d'excellence en innovation minière à l'Université Laurentienne

L'Université Laurentienne est un leader de l'éducation et de la recherche dans le domaine minier, partout au Canada. Elle compte présentement huit centres de recherche minière et sept programmes de maîtrise et de doctorat, liés à l'exploitation minière, de même que six chaires de recherche du Canada, dont trois sont reliées à l'exploration et à la recherche minière.

Mises à jour sur le financement

Dans son budget 2006-2007, le gouvernement de l'Ontario s'est engagé à verser 10 millions de dollars au CEIM. En mars 2006, Inco Limitée a annoncé qu'elle investissait cinq millions de dollars en argent et en nature dans le projet. En décembre 2006, Xstrata a annoncé qu'elle y investissait cinq millions de dollars. La Ville du Grand Sudbury, quant à elle, s'est engagée à verser 50 000 $ sur trois ans au CEIM.

Membres du Conseil consultatif intérimaire du CEIM

Dale	Andres	Directeur général des opérations souterraines, Teck Cominco Limitée
Sylvia	Barnard	Présidente du Collège Cambrian
Ron	Chrysler	Vice-recteur aux finances et à l'administration (à la retraite), Université Laurentienne
Mark	Cutifani	Chef de l'exploitation, CVRD / Inco
Harley	d'Entremont	Vice recteur à l'enseignement et à la recherche, Université Laurentienne (Affaires francophones)
Jonathan	Fowler	Vice-président, Affaires autochtones et environnementales, DeBeers Canada
John	Gammon	Ancien directeur des Initiatives minières, Université Laurentienne
Leo	Gerard	Président international, Métallurgistes unis d'Amérique
Suzanne	Herbert	
		Sous-ministre du Développement du Nord et des Mines
Chris	Hodgson	Président, Ontario Mining Association
Irwin J.	Itzkovitch	Sous-ministre adjoint, Secteur des sciences de la Terre, Ressources naturelles Canada (à la retraite)
Christine	Kaszycki	Sous-ministre adjointe, Division des mines et des minéraux, ministère du Développement du Nord et des Mines
Terry	MacGibbon	Président et chef des opérations, FNX Mining Company Inc.
Doug	Morrison	Conseiller principal chez Golder Associates Limited et membre du Conseil de MIRARCO
Allan	Moss	Membre du Comité de gestion de CAMIRO et directeur principal des consultants de Rio Tinto


xstrata
nickel


UniversitéLaurentienne
LaurentianUniversity

Gary	Nash	Sous-ministre adjoint, Secteur des minéraux et des métaux, Ressources naturelles Canada
Louise	Paquette	Directrice générale, FedNor, Industrie Canada
John	Rodriguez	Maire de la Ville du Grand Sudbury
Mike	Romaniuk	Vice-président des exploitations à Sudbury, Xstrata Nickel
Nick	Sheard	Vice-président, exploration, CVRD / Inco
Jean-Marc	Valade	Président, SAMSSA
Liette	Vasseur	Vice-rectrice associée à la recherche, Université Laurentienne
Deming	Whitman	Président-directeur général, AMIRA International
Judith	Woodsworth	Rectrice, Université Laurentienne, Présidente, Conseil consultatif intérimaire du CEIM

Pour plus de renseignements, veuillez communiquer avec Jeff Sewell, chef de projet, au 705-675-1151, poste 1325, ou par courriel, au jsewell@laurentienne.ca.

(Mise à jour : le 15 décembre 2006)


xstrata
nickel
SEC MAIL
RECEIVED
PROCESSING
JAN 16 2007
WASH. D.C.
186
SECTION


LaurentianUniversity
UniversitéLaurentienne

COMMUNIQUÉ

December 18, 2006

Xstrata Nickel Invests $5 million in Centre for Excellence in Mining Innovation (CEMI) at Laurentian University

Sudbury (Ontario) – Xstrata Nickel announced today that it has invested $5 million in the Centre for Excellence in Mining Innovation (CEMI) at Laurentian University. Established in partnership with government and industry, CEMI will become an international centre for world-class, industry-driven research and innovation for the mining sector.

"Xstrata Nickel is a company focused on value-creating growth in Sudbury and around the world," said Mike Romaniuk, Vice-President, Sudbury Operations for Xstrata Nickel. "Advanced research and innovation at CEMI will enhance our competitiveness in Sudbury and at our projects and operations globally. We believe this unique institution will become a competitive advantage to our company and to the Sudbury community. We are proud to support CEMI and look forward to working with all the partners involved in this important initiative."

Dr. Judith Woodsworth, President of Laurentian University and Chair of CEMI's founding advisory board, was grateful to Xstrata Nickel for its generous contribution. "In 2004, Laurentian clearly and publicly expressed, through its vision, its intention to become a national leader in mining and exploration research," she said. "Through its generous contribution, Xstrata Nickel is clearly establishing itself as a premier contributor to mining and exploration education and research, in our city and internationally."

Sudbury and Laurentian University were chosen as the preferred location for CEMI by the Ontario Mineral Industry Cluster Council (OMICC), under the leadership of the Honourable Rick Bartolucci, Minister of Northern Development and Mines. The region's considerable mining knowledge and expertise, as well as Laurentian University's acknowledged leadership in mining-related graduate programs and research were key factors in designating Sudbury as the obvious location for CEMI. The Centre, whose research priorities were developed in collaboration with industry, will focus on mining exploration, deep mining research, integrated mine process engineering, telerobotics and automation, and environment and reclamation.

"From the beginning, the McGuinty Government has not only supported this exciting and essential initiative, but has also committed $10 million to make it a reality," said Rick Bartolucci, Minister of Northern Development and Mines. "The Sudbury basin has been supplying nickel to the world for more than a century. This city has always been a pioneer and will continuously strive, with CEMI, to be a mining industry front-runner and a world-class mining and exploration research centre."

For more information on CEMI, please consult the attached backgrounder.





Xstrata

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminum business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Nickel is headquartered in Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Nickel's mining operations include five mines and processing facilities in Ontario, Canada; Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a promising portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia.

Xstrata Nickel is the fourth largest global nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Laurentian University

With more than 9,000 full-time and part-time students, Laurentian University is a mirror of Canada itself. One of only two bilingual universities in the country, we have a significant Native Student population and a growing number of international students. The Northern Ontario School of Medicine, Canada's first new medical school in more than 30 years, launched in collaboration with Lakehead University in Thunder Bay, welcomed its charter class in 2005.

Laurentian is growing beyond the primarily undergraduate institution it once was, having added six new doctoral programs over the past three years. Additionally, the University's research capacity continues to grow annually, averaging $15 million a year over the past few years. Recently, Laurentian launched the Centre for Excellence in Mining Innovation (CEMI) in collaboration with government and industry. The University also announced plans for a Living with Lakes Centre, which will be the first institutional building in Canada to achieve the Platinum Leadership in Energy and Environmental Design (LEED) certification, the highest in the country.

Laurentian includes three federated universities: Huntington University, Thorneloe University and University of Sudbury. We also have two affiliated colleges: *Collège universitaire de Hearst* and Algoma University College. A unique partnership with Georgian College enables students to complete a three-year degree at the Barrie or Orillia campuses, with the option of a fourth year at Laurentian in Sudbury.

Today, the University counts 35,000 alumni. Strong in its bilingual and tricultural traditions and with deep roots in northern Ontario, Laurentian University continues to expand its program offerings, research activities and partnerships in Canada and abroad


xstrata
nickel


LaurentianUniversity
UniversitéLaurentienne

Reference:

Dominique Dionne
Vice-President
Corporate Affairs
Xstrata Nickel
Toronto (Ontario)
(416) 982-7294
ddionne@xstratanickel.ca
www.xstrata.ca

Michel Béchard
Director
Public Affairs
Laurentian University
Sudbury (Ontario)
(705) 675-1151, ext. 3408
mbechard@laurentian.ca
www.laurentian.ca

* * *

Backgrounder

Centre for Excellence in Mining Innovation (CEMI)

CEMI is a new mineral sector research entity in Northern Ontario, led jointly by industry and Laurentian University in collaboration with regional, national and international R&D partners. CEMI is moving forward to becoming a not-for-profit corporation, anchored on the Laurentian University campus in Sudbury. (www.cemi.laurentian.ca)

Ontario Mineral Industry Cluster Council (OMICC)

CEMI was conceived by the Ontario Mineral Industry Cluster Council (OMICC), which leverages mineral industry assets to create a large and more globally competitive cluster of mineral and related industrial organizations. The council brings together key stakeholders from a wide variety of interests, including Ontario's exploration and mining industry, mine supply and service providers, government, labour; sector organizations, Aboriginal groups, environmental groups and mining communities.

Vision

OMICC's vision for CEMI is to become an international centre for world-class, industry-driven research and innovation, advancing state-of-the-art concepts, processes and methodologies in support of the regional, national and international exploration and mining industries, and providers of mining services and supplies.

Mission

In pursuit of this vision, CEMI will develop new research, education, training and technology transfer capacity, which will:

- add value to mining operations in Northern Ontario and beyond;
- strengthen Sudbury's capability to undertake world class, collaborative and industry-driven research;
- add new research skills to networks of expertise that exist locally, nationally and internationally; and
- develop highly qualified persons for the mineral sector in emerging fields of study.


xstrata
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LaurentianUniversity
UniversitéLaurentienne

CEMI's five key research priorities:

- exploration
- deep mining
- integrated mine process engineering
- telerobotics and automation
- environment and reclamation

CEMI at Laurentian University

Laurentian University is a leader in mining education and research across Canada. The University is already home to eight mining research centres, and seven mining-related graduate programs at the Master's and PhD levels, as well as six Canada Research Chairs, three of which have links to exploration and mining research.

Funding Updates

The Ontario government committed $10 million to CEMI in its 2006-2007 budget. In March 2006, Inco Limited announced an investment of $5 million in-cash and in-kind contributions to CEMI. In December 2006, Xstrata announced a $5 million in-cash investment. The City of Greater Sudbury has committed $50,000 over three years to CEMI.

CEMI Interim Advisory Board – Membership

Dale	Andres	General Manager, Underground Operations, Teck Cominco Ltd
Sylvia	Barnard	President, Cambrian College
Ron	Chrysler	Vice President Finance and Administration (retired) Laurentian University
Mark	Cutifani	Chief Operating Officer, CVRD Inco
Harley	d'Entremont	Vice-President Academic, Laurentian University (Francophone Affairs)
Jonathan	Fowler	Vice-President, Aboriginal & Environmental Affairs DeBeers Canada
John	Gammon	Former Director of Mining Initiatives, Laurentian University
Leo	Gerard	International President, United Steelworkers of America
Suzanne	Herbert	Deputy Minister, Ministry of Northern Development & Mines
Chris	Hodgson	President, Ontario Mining Association
Irwin J.	Itzkovitch	Assistant Deputy Minister, Earth Sciences Sector (retired), Natural Resources Canada
Christine	Kaszycki	Assistant Deputy Minister, Mines & Minerals Division Ministry of Northern Development & Mines
Terry	MacGibbon	President & CEO, FNX Mining Company Inc.
Doug	Morrison	Senior Consultant, Golder Associates Ltd, and MIRARCO Board Member
Allan	Moss	Management Committee Member CAMIRO & Principal Consultant Manager Rio Tinto
Gary	Nash	Assistant Deputy Minister, Minerals and Metals Sector Natural Resources Canada
Louise	Paquette	Director General, FedNor / Industry Canada
John	Rodriguez	Mayor, City of Greater Sudbury
Mike	Romaniuk	Vice President, Sudbury Operations, Xstrata Nickel
Nick	Sheard	Vice President Exploration, CVRD Inco


xstrata
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LaurentianUniversity
UniversitéLaurentienne

Jean-Marc	Valade	President, SAMSSA
Liette	Vasseur	Associate Vice-President, Research, Laurentian University
Deming	Whitman	Chief Executive Officer, AMIRA International
Judith	Woodsworth	President, Laurentian University, Chair, CEMI Interim Advisory Board

For more information, please contact Jeff Sewell, Project Manager at (705) 675-1151, ext. 1325 or via email at jsewell@laurentian.ca.

(updated December 15, 2006)


xstrata

REGULATORY ANNOUNCEMENT

TOTAL VOTING RIGHTS

Zug, 20th December 2006

In conformity with the Transparency Directive's transitional provision 6, Xstrata plc ("Xstrata") hereby announces that on 19th December 2006, Xstrata had 943,150,383 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Xstrata. Xstrata does not hold any ordinary shares in treasury.

This figure (943,150,383) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Xstrata under the FSA's Disclosure and Transparency Rules.

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com


xstrata
copper

NEWS RELEASE

XSTRATA COPPER EXERCISES OPTION TO ACQUIRE 62.5% OF TAMPAKAN PROJECT IN THE PHILIPPINES

Brisbane, 21 December 2006

Xstrata Copper announces its decision to exercise its option to acquire 62.5% of the Tampakan copper-gold deposit in the Philippines from the project's current owner, ASX-listed Indophil Resources NL (Indophil).

Indophil and Xstrata Copper will now work through a period of transition with completion of the exercise and management handover of the project to occur on 30 March 2007.

Xstrata Copper's decision to exercise its options follows its 1 November 2006 announcement to sole fund further work that it considered necessary to determine whether or not to exercise its option. The decision to sole fund additional work was a result of the project's increase in scale, complexity and potential viability. This decision followed Xstrata Copper's receipt of the Indophil pre-feasibility study (PFS) report. The PFS was funded and managed by Indophil and its Philippines affiliate Sagittarius Mines Inc. and was completed in September 2006 following the completion of the required expenditure of AUD27 million by Indophil.

The Tampakan deposit represents one of the largest undeveloped copper-gold deposits in the South East Asia-western Pacific Region. The PFS confirmed that the Tampakan project is a two billion tonne resource containing 11.6 million tonnes of copper and 14.6 million ounces of gold at a 0.3% copper cut-off grade.

Xstrata Copper Chief Executive Charlie Sartain said the acquisition of 62.5% of the Tampakan deposit was an important step in the execution of the business unit's growth strategy.

"Following the acquisition of Falconbridge in August this year, Xstrata Copper is now a major player in the global copper industry. The decision to exercise our option to acquire a 62.5% controlling interest in the Tampakan Project will further expand our position globally. Promising mineral resource estimates at the deposit indicate the project should become a new long life copper asset for Xstrata," he said.

Ends

Xstrata contacts

Kirrily Kuc		
Telephone	+61 7 3295 7519	Telephone
Mobile	+61 434 600 245	Mobile
Email	kkuc@xstratacopper.com.au	Email

www.xstrata.com

Notes to editors

The Tampakan project is located on the southern Philippines island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the tri-boundary of three Provinces – South Catabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper-gold deposit is located in the Province of South Cotabato, Municipality of Tampakan. Most of the project area covers generally accentuated topography with the Tampakan deposit located on a NNE trending ridge at an elevation varying from 1000-1300 metres a.s.l.

OWNERSHIP BREAKDOWN

The final beneficial ownership interest in the project is A class shareholders; Xstrata 62.5% and Indophil Resources NL 32.5% and Alson's Corporation 5% and B class shareholders with limited voting and capped dividend rights Tampakan Mining Corporation and Southcot Mining Corporation (The Tampakan Group of Companies).


xstrata

REGULATORY ANNOUNCEMENT

DISCLOSABLE INTERESTS

Zug, 22 December 2006

This notification relates to issued ordinary shares of US$0.50 each (the "Shares") in the capital of Xstrata plc ("Xstrata") and to the termination of a capital management arrangement (the "Capital Management Arrangement") between Duchy Investments Sàrl (a company within the Credit Suisse Group) ("Duchy") and Glencore International AG ("Glencore"). Glencore entered into the Capital Management Arrangement with Credit Suisse Group in connection with the Xstrata Group's acquisition of MIM Holdings Limited and associated rights issue in 2003. The Capital Management Arrangement was an arrangement to which Section 204 of the Companies Act 1985 (the "Act") applied in respect of the Shares.

Xstrata announces that it was notified by both Credit Suisse Group and Glencore on 21 December 2006 that the Capital Management Arrangement was terminated on 20 December 2006.

Xstrata was also notified by Credit Suisse Group on 21 December 2006 that, following termination of the Capital Management Arrangement, Credit Suisse Group no longer has a notifiable interest in the Shares.

Xstrata was also notified by Glencore on 21 December 2006 that:

1) Immediately before termination of the Capital Management Arrangement, Glencore was interested in 336,801,333 Shares by virtue of Sections 204 and 205 of the Act (the "Section 204 Shares"). Following termination of the Capital Management Arrangement on 20 December 2006, Glencore is no longer interested in the Section 204 Shares by virtue of that section.

2) Finges Investment B.V. ("Finges"), a wholly owned subsidiary of Glencore, has acquired an interest in a further 151,560,600 Shares (through the purchase from Duchy of the entire issued share capital of Hanmer B.V. ("Hanmer") which owns 151,560,600 Shares ("Relevant Shares")).

3) The number of Shares which each of Glencore and Finges know they were interested in (for the purposes of Sections 203, 208 and 209 of the Act) immediately after the time when its obligation to make this notification arose is 336,801,333. Of these Shares, HSBC Bank plc is the registered holder of 185,240,733 Shares and Credit Suisse is the registered holder of 151,560,600 Shares.


xstrata

4) So far as was known to Glencore at the time of its notification on 21 December 2006, its interests in the Shares to which the notification related are not such interests as are mentioned in Section 208(5) of the Act.

As a consequence of the termination of the Capital Management Arrangement and the sale of Hanmer to Finges, the Glencore Goup now owns 35.71% of the issued ordinary share capital of Xstrata.

The sale of Hanmer to Finges does not affect the lock-up agreement entered into by Hanmer with Xstrata in respect of the Relevant Shares for the period commencing on 6 December 2006 and ending on 27 April 2007, announced on 12 December 2006, which remains in force with Hanmer.

As of 21 December 2006, 943,150,383 Shares were in issue.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com


SEC MAIL PROCESSING
RECEIVED
JAN 2007
WASH. SECTION

SECOND SUPPLEMENTARY CIRCULAR DATED 12 SEPTEMBER 2006

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document.

Xstrata plc

Registered in England and Wales under the Companies Act 1985, with registered number 4345939
Registered office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom
Tel: +44 20 7968 2800
Head office:
Bahnhofstrasse 2,
6301 Zug,
Switzerland
Tel: +41 41 726 6070

Directors:
Willy Strothotte (Chairman)*†
David Rough (Senior Independent Director and Deputy Chairman)*
Michael Davis (Chief Executive)
Trevor Reid (Chief Financial Officer)
Santiago Zaldumbide (Executive Director)
Ivan Glasenberg*†
Paul Hazen*
Robert MacDonnell*
Sir Steve Robson CB*
Dr Fred Roux*
Ian Strachan*
*Non-executive Director
†Glencore International Nominee

12 September 2006

To Shareholders and, for information only, to participants in the Xstrata Share Schemes

Dear Shareholder,

Acquisition of Falconbridge Limited and working capital

1. Introduction

I am pleased to report that, since I last wrote to you, we have successfully completed the acquisition of Falconbridge Limited ("Falconbridge"), creating a new major mining group with top five industry positions in copper, thermal and coking coal, ferrochrome, zinc, nickel and vanadium, a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead and silver and a suite of global technologies, many of which are industry leaders.

The Enlarged Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata now beneficially owns approximately 97.1% of the issued and outstanding Falconbridge Shares on a fully-diluted basis. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun the process of exercising its right under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario), as amended, to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006.

The purpose of this letter is to provide you with Xstrata's opinion on the sufficiency of working capital of the Enlarged Group, in accordance with the Listing Rules. **You do not need to take any action in respect of this letter.**

2. Working capital

In the circular issued by the Company on 30 May 2006 (the "Circular") and in the supplementary circular issued by the Company on 20 July 2006 (the "First Supplementary Circular"), Xstrata stated that its opinion on the sufficiency of working capital of the Xstrata Group including the Falconbridge Group following completion of the Falconbridge acquisition (the "Falconbridge Acquisition") was intended to be available and to be published as soon as Xstrata was granted access sufficient for the purpose to the information allowing Xstrata to undertake appropriate procedures to support a statement in respect of the sufficiency of working capital of the Enlarged Group and in any event within 28 days of the date of satisfaction or waiver of all of the conditions of the Xstrata Offer and the announcement by Xstrata Canada Inc. (the "Offeror") that the Offeror had taken up Falconbridge Shares under the Xstrata Offer.

The Offeror first took up Falconbridge Shares under the Xstrata Offer on 15 August 2006, when Xstrata announced that it beneficially owned approximately 92.1% of the issued and outstanding Falconbridge Shares on a fully-diluted basis.

Xstrata is of the opinion that, taking into account the bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

3. Responsibility

The Directors, whose names are set out in the header of this letter, accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

4. General

This letter is supplemental to, and should be read in conjunction with, the Circular and the First Supplementary Circular.

Unless otherwise defined in this letter, capitalised terms have the meanings ascribed to them in the sections of the Circular and/or the First Supplementary Circular headed "Definitions and Glossary of Technical Terms".

Copies of the Circular, the First Supplementary Circular, this letter and all announcements in connection with the Falconbridge Acquisition released by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority are available on Xstrata's website (www.xstrata.com).

Neither the content of Xstrata's website (or any other website) nor the content of any website accessible from hyperlinks on Xstrata's website (or any other website) is incorporated into, or forms part of, this letter.

5. Conclusion

Xstrata emerges from the acquisition of Falconbridge as a new global mining "supermajor", the fifth largest diversified mining company in the world, with an outstanding portfolio of cash generative operations, promising growth projects and the financial flexibility to realise the Enlarged Group's potential to create further value for all stakeholders, both existing and new.

Yours sincerely

Willy Strothotte
Chairman

00000XXX/000000/000000 10000A 11A15A P01


RECEIVED
JAN 16 2007

SUPPLEMENTARY CIRCULAR DATED 20 JULY 2006

THIS DOCUMENT AND ITS ENCLOSURES ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document and the accompanying documents.

This document should be read in conjunction with the Circular dated 30 May 2006. Certain information from the Circular and other information in relation to the Xstrata Group has been incorporated by reference into this document. You should refer to the section of this document headed "Relevant Documentation".

Each of Deutsche Bank and JPMorgan Cazenove is acting exclusively for the Company and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this document.

For a discussion of certain risk factors which should be taken into account when considering whether to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below, see Part II – "Risk Factors" of the Circular and Part II – "Risk Factors" of this document.

Capitalised terms have the meanings ascribed to them in the section of this document headed "Definitions and Glossary of Technical Terms". References to times in this document are to British Summer Time unless otherwise stated.

Xstrata plc

(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)

Proposed Acquisition of Falconbridge Limited

Supplementary Circular and Notice of Extraordinary General Meeting

As a result of the Increased Xstrata Offer, the Proposed Acquisition is conditional, amongst other things, upon the approval of Shareholders at the Extraordinary General Meeting referred to below. Your attention is drawn to the letter from the Chairman of Xstrata plc on pages 13 to 22 of this document, which contains a recommendation by the Board of Directors that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting. You should read this document, the Circular and the other information incorporated by reference into this document in their entirety, not rely solely on summarised information and consider whether to vote in favour of the Resolution in light of the information contained in, and incorporated by reference into, this document.

Notice of the Extraordinary General Meeting, to be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland at 11.30 a.m. (Central European Summer Time) on Monday, 14 August 2006, is set out at the end of this document. You may also attend the Extraordinary General Meeting at the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, where a satellite meeting linked by video conference to the Zug meeting will be held concurrently at 10.30 a.m. (British Summer Time).

Shareholders will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy, in accordance with the instructions printed thereon, whether or not they intend to be present at the meeting, so as to be received by the Company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, UK, as soon as possible but in any event by no later than 10.30 a.m. (British Summer Time) on Saturday, 12 August 2006. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.

If you hold Ordinary Shares through the SIS System you will be contacted separately by the Swiss Bank through which you hold Ordinary Shares as to how to participate at the Extraordinary General Meeting.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Xstrata Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer Document as amended and varied by the Variation Documents.

Nothing in this document is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

No statement in this document or incorporated by reference into this document is intended as a profit forecast and no statement in this document or incorporated by reference into this document should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

Contents

Presentation of information on the Falconbridge Group

This document and the information incorporated by reference into this document contain certain information relating to Falconbridge and the Falconbridge Group, including the information contained in Part I – "Letter from the Chairman", Part II – "Risk Factors", Part III – "Information on the Falconbridge Group", Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and Part VI – "Additional Information" of this document and the information contained in Part I – "Letter from the Chairman", Part II – "Risk Factors", Part III – "Information on the Falconbridge Group", Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and Part VI – "Additional Information" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Whilst Xstrata carried out a limited due diligence exercise in respect of Noranda and Former Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Former Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Former Falconbridge on 30 June 2005, including at the time of the Xstrata Group's acquisitions of Falconbridge Shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of the Falconbridge Group. Consequently, the information in this document and the information incorporated by reference into this document relating to Falconbridge and the Falconbridge Group (other than in relation to the trading prices of Falconbridge Shares on the TSX and NYSE which is sourced from Bloomberg) has been compiled from information included in public documents filed by the Falconbridge Group only and has not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Xstrata and the Xstrata Directors have sought to ensure that such information has been accurately reproduced from such sources and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading. See the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors" in the Circular which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation".

Nothing in this paragraph headed "Presentation of information on the Falconbridge Group" is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Presentation of information on the Enlarged Group

Unless the context otherwise requires, references in this document to the "Enlarged Group" are to Xstrata and its subsidiaries (including Tintaya, following completion of the Tintaya Acquisition on 21 June 2006) and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Proposed Acquisition and therefore such references include the Xstrata Group as enlarged by the Falconbridge Group. Completion of the Proposed Acquisition remains subject to a number of conditions which are described in detail in Part I – "Letter from the Chairman" and Part V – "Principal Terms of the Proposed Acquisition" of this document and Part I – "Letter from the Chairman" and Part V – "Principal Terms of the Proposed Acquisition" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Cautionary note regarding forward-looking statements

This document and the information incorporated by reference into this document include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and the information incorporated by reference into this document and include statements regarding the intentions, beliefs or current expectations of the Directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Enlarged Group and the industries in which they operate.

This document also contains forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition

(which is conditional, amongst other things, upon Shareholder approval and receipt of approval under the Investment Canada Act) and potential and/or expected synergies and cost savings available to the Enlarged Group.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this document. Further, actual developments in relation to the Proposed Acquisition and the expected completion, and timing of completion of, the Proposed Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risk that Shareholders may not vote in favour of the Resolution, the risks that the Xstrata Group will not be able to obtain the required approval under the Investment Canada Act on a timely basis or at all, the other conditions of the Proposed Acquisition may not be satisfied on a timely basis or at all, the risks that (and the risks associated with the fact that) the Xstrata Group may not acquire under the Xstrata Offer all of the Falconbridge Shares not already owned by the Xstrata Group, the Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Proposed Acquisition and/or the Cerrejón Acquisition and/or the Tintaya Acquisition and the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to integration of the Falconbridge Group and/or the Cerrejón Business and/or Tintaya into the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Falconbridge Group, the Cerrejón Business and Tintaya) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in Part II – "Risk Factors" of this document and Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

You are advised to read this document and the information incorporated by reference into this document in their entirety, and in particular Part I – "Letter from the Chairman" and Part II – "Risk Factors" of this document and Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"), for a further discussion of the factors that could affect the Xstrata Group's and the Enlarged Group's future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Presentation of financial information

Unless otherwise indicated, financial information for the Xstrata Group in this document and the information incorporated by reference into this document is presented in US dollars and has been prepared in accordance with International Financial Reporting Standards, or IFRS. Unless otherwise indicated, financial information for the Falconbridge Group in this document and the information incorporated by reference into this document has been extracted without material amendment from published information, is presented in US dollars and has been prepared in accordance with Canadian GAAP. Financial information for the Falconbridge Group in this document and the information incorporated by reference into this document relating to the month ended 30 April 2006 and the three months ended 31 March 2006, pro forma financial information on the amalgamation of Noranda and Former Falconbridge for the three months ended 31 March 2005 and as otherwise indicated in this document and the information incorporated by reference into this document, is unaudited. See also "Presentation of information on the Falconbridge Group" above and the risk factor "Lack of due diligence access to

Falconbridge" in Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

UK GAAP (in accordance with which Xstrata previously prepared its financial information) and IFRS differ in certain relevant respects from Canadian GAAP. For a discussion of certain significant differences between UK GAAP and Canadian GAAP and IFRS and Canadian GAAP, see paragraph 2.3 of Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group – Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Unless otherwise indicated, EBITDA represents, when used in this document and the information incorporated by reference into this document in relation to the Xstrata Group, operating profit or loss from continuing operations before interest, taxation, depreciation and amortisation and, when used in this document and the information incorporated by reference into this document in relation to the Falconbridge Group, income generated from operating assets adding back depreciation, amortisation and accretion, less corporate and general administration costs and research, development and exploration costs. Although none of IFRS, UK GAAP or Canadian GAAP defines the measure EBITDA, it is a measure which is widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA should not be considered in isolation or as a substitute for operating profit, cash flows from operating activities or any other measure for determining Xstrata's operating performance or liquidity that is calculated in accordance with IFRS or UK GAAP or the Falconbridge Group's operating performance or liquidity that is calculated in accordance with Canadian GAAP. As EBITDA is not a measure of performance defined by IFRS, UK GAAP or Canadian GAAP, it may not be comparable to similarly titled measures employed by other companies.

Currencies

In this document and the information incorporated by reference into this document, references to "Argentine pesos" or "ARS" are to the lawful currency of Argentina, references to "Australian dollars" or "A$" are to the lawful currency of Australia, references to "Canadian dollars", "C$" or "Cdn$" are to the lawful currency of Canada, references to "Colombian pesos" are to the lawful currency of Colombia, references to "Euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to the "Peruvian Sol" are to the lawful currency of Peru, references to "Rand" or "ZAR" are to the lawful currency of South Africa, references to "CHF" are to the lawful currency of Switzerland, references to "£" are to the lawful currency of the United Kingdom and references to "US dollars", "US Dollars", "US$", "$US" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, the financial information contained in this document and the information incorporated by reference into this document has been presented in US dollars. In addition, solely for convenience, this document and the information incorporated by reference into this document contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate.

Ore reserve and mineral resource reporting – basis of preparation

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, all mineral reserves and mineral resources information reproduced in this document and the information incorporated by reference into this document in respect of the Falconbridge Group has been prepared for the Falconbridge Group, has been extracted without material amendment from information included in public documents filed by the Falconbridge Group only and has not, for the purposes of this document or the information incorporated by reference into this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. See – "Presentation of information on the Falconbridge Group" above and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors" in the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

According to information included in public documents filed by the Falconbridge Group, unless otherwise indicated in this document and/or the information incorporated by reference into this document, all estimates of mineral reserves and

mineral resources reproduced in this document and the information incorporated by reference into this document in respect of the Falconbridge Group:

- have been estimated by or on behalf of the Falconbridge Group in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by the CIM Council on 14 November 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on 23 November 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation;
- were compiled, indirectly supervised and verified on behalf of the Falconbridge Group by Chester Moore who was, at 22 March 2006 (being the date of Falconbridge's 2005 Annual Information Form), Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years of experience as a geologist and a qualified person as defined in NI 43-101;
- are shown on a 100% basis; and
- used the following long-term metal prices for estimates: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb with a nickel premium added at Sudbury operations. (Exchange rate of C$1.50 to US$1.00).

According to information included in public documents filed by the Falconbridge Group, there were, at 22 March 2006 (being the date of Falconbridge's 2005 Annual Information Form), no environmental, permitting, legal, taxation, political or other relevant issues known to the Falconbridge Group that would materially affect the estimates of mineral reserves and mineral resources reproduced in this document and the information incorporated by reference into this document in respect of the Falconbridge Group.

Unless otherwise indicated, in this document and the information incorporated by reference into this document, mineral reserves and mineral resources information in relation to the Falconbridge Group is reported as at 31 December 2005.

Nothing in this paragraph headed "Ore reserve and mineral resource reporting – basis of preparation" is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Rounding

Certain figures included in this document and the information incorporated by reference into this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

Expected Timetable of Principal Events

The following is the expected timetable of principal events in relation to the Proposed Acquisition:

Commencement of the Xstrata Offer	**18 May 2006**
Previous Extraordinary General Meeting in relation to the Proposed Acquisition	**30 June 2006**
Announcement of extension of Expiry Time to 21 July 2006	**7 July 2006**
Announcement of increase in the offer price under the Xstrata Offer from C$52.50 to C$59.00 in cash per Falconbridge Share	**11 July 2006**
Announcement of increase in the offer price under the Xstrata Offer from C$59.00 to C$62.50 in cash per Falconbridge Share and provision that the consideration under the Xstrata Offer will not be reduced by the C$0.75 Falconbridge Special Dividend	**19 July 2006**
Expected latest time and date for receipt of Forms of Proxy and receipt of electronic proxy appointments via the CREST system in relation to the Extraordinary General Meeting	**10.30 a.m. (11.30 a.m. Central European Summer Time) on Saturday, 12 August 2006**
Extraordinary General Meeting in relation to the Proposed Acquisition	**10.30 a.m. (11.30 a.m. Central European Summer Time) on Monday, 14 August 2006**
Earliest expected completion date of the Proposed Acquisition	**14 August 2006[1]**

Note:

[1] The period during which the Xstrata Offer is open for acceptance may be extended by the Offeror in certain circumstances.

References to times in this document are to British Summer Time unless otherwise stated.

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Proposed Acquisition:

1. The Circular

   The Circular dated 30 June 2006 issued by the Company in connection with the Proposed Acquisition. This contains, amongst other things:

   (a) a letter from the Chairman of Xstrata, including, amongst other things, details of, background to and reasons for, the Proposed Acquisition;

   (b) a section containing a discussion of certain risk factors to be taken into account when considering whether to vote in favour of the resolutions passed at the Previous Extraordinary General Meeting;

   (c) a section containing information on the Falconbridge Group;

   (d) a section containing information on the expected impact of the Proposed Acquisition on the assets, liabilities and earnings of the Enlarged Group; and

   (e) a section containing the principal terms of the Proposed Acquisition at the date of the Circular.

2. Annual Reports and Accounts for the three financial years ended 31 December 2003, 31 December 2004 and 31 December 2005.

   These contain the audited consolidated financial statements of Xstrata for the financial years ended 31 December 2003 and 31 December 2004 prepared in accordance with UK GAAP and the audited consolidated financial statements of Xstrata for the financial year ended 31 December 2005 prepared in accordance with IFRS, together with audit reports in respect of each such year.

3. The Cerrejón Circular

   The Cerrejón Circular dated 23 March 2006 issued by the Company in connection with the Cerrejón Acquisition. This contains, amongst other things:

   (a) a letter from the Senior Independent Director of Xstrata, including, amongst other things, details of, background to and reasons for, the Cerrejón Acquisition;

   (b) a section containing information on Cerrejón;

   (c) a section containing the principal terms of the Cerrejón Acquisition; and

   (d) a section containing a description of the Xstrata Group's relationship with Glencore.

Documentation incorporated by reference into this document

The following sections of the Circular, the Annual Reports and Accounts and the Cerrejón Circular are incorporated by reference into this document so as to provide information in respect of the Proposed Acquisition, to provide information required by the Listing Rules, to provide historical financial information on Xstrata as background to the sections of this document and the Circular entitled "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and to provide information in respect of the Cerrejón Acquisition and the Relationship Agreement.

Information incorporated by reference into this document	Destination of incorporation	Page number in this document
Circular (pages 11 to 12 inclusive) – paragraph 1 of Part I – "Letter from the Chairman – Introduction and overview"	Paragraph 1 of Part I – "Letter from the Chairman – Introduction and overview"	13
Circular (pages 12 to 14 inclusive) – paragraph 2 of Part I – "Letter from the Chairman – Information on Xstrata"	Paragraph 2 of Part I – "Letter from the Chairman – Information on Xstrata"	14
Circular (pages 14 to 15 inclusive) – paragraph 3 of Part I – "Letter from the Chairman – The Proposed Acquisition"	Paragraph 3 of Part I – "Letter from the Chairman – The Proposed Acquisition"	15
Circular (pages 15 to 16 inclusive) – paragraph 4 of Part I – "Letter from the Chairman – Information on Falconbridge"	Paragraph 4 of Part I – "Letter from the Chairman – Information on Falconbridge"	18

Relevant Documentation

Information incorporated by reference into this document	Destination of incorporation	Page number in this document
Circular (pages 16 to 18 inclusive) – paragraph 5 of Part I – "Letter from the Chairman – Benefits and financial impact of the Proposed Acquisition"	Paragraph 5 of Part I – "Letter from the Chairman – Benefits and financial impact of the Proposed Acquisition"	19
Circular (pages 18 to 19 inclusive) – paragraph 7 of Part I – "Letter from the Chairman – Financing structure"	Paragraph 7 of Part I – "Letter from the Chairman – Financing structure"	20
Circular (pages 27 to 43 inclusive) – Part II – "Risk Factors"	Part II – "Risk Factors"	25
Circular (pages 47 to 387 inclusive) – Part III – "Information on the Falconbridge Group"	Part III – "Information on the Falconbridge Group"	31
Circular (pages 391 to 400 inclusive) – Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group"	Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group"	61
Annual Report and Accounts 2005 (Financial Statements pages 10 to 32 inclusive) - Note 5 (First time adoption of IFRS and changes in accounting policies) and Note 6 (Principal Accounting Policies) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005	Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group"	61
Circular (pages 403 to 408 inclusive) – Part V – "Principal Terms of the Proposed Acquisition"	Part V – "Principal Terms of the Proposed Acquisition"	65
Circular (pages 411 to 414 inclusive) – paragraph 2 of Part VI – "Additional Information – Directors', Senior Executives' and others' interests" (excluding paragraph 2.4 on page 414 – "Interests of major shareholders")	Paragraph 2 of Part VI – "Additional Information – Directors', Senior Executives' and others' interests"	69
Circular (pages 415 to 417 inclusive) – paragraph 3 of Part VI – "Additional Information – Directors' service agreements and letters of appointment"	Paragraph 3 of Part VI – "Additional Information – Directors' service agreements and letters of appointment"	69
Circular (pages 417 to 419 inclusive) – paragraph 4 of Part VI – "Additional Information – Details of key individuals important to Falconbridge's business"	Paragraph 4 of Part VI – "Additional Information – Details of key individuals important to Falconbridge's business"	71
Cerrejón Circular (pages 45 and 46 inclusive) – Part III – "Principal Terms of the Proposed Acquisition"	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	72
Cerrejón Circular (pages 49 to 53 inclusive) – Part IV – "The Xstrata Group's Relationship with Glencore" (excluding paragraph 4 on page 53 – "Related party transactions")*	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	72
Annual Report and Accounts 2005 (Financial Statements pages 104 to 108 inclusive) - Note 38 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	72
Annual Report and Accounts 2004 (pages 145 to 148 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2004	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	72
Annual Report and Accounts 2003 (pages 149 to 151 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2003	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	72
Circular (pages 419 to 421 inclusive) – paragraph 6.1 of Part VI – "Additional Information – Litigation – Xstrata Group"	Paragraph 6.1 of Part VI – "Additional Information – Litigation – Xstrata Group"	72
Circular (page 421) – paragraph 6.2 of Part VI – "Additional Information – Litigation – Falconbridge Group"	Paragraph 6.2 of Part VI – "Additional Information – Litigation – Falconbridge Group"	73
Circular (pages 421 to 423 inclusive) – paragraph 7.1 of Part VI – "Additional Information – Significant changes – Xstrata Group"	Paragraph 7.1 of Part VI – "Additional Information – Significant changes – Xstrata Group"	73

Information incorporated by reference into this document	Destination of incorporation	Page number in this document
Circular (pages 423 to 425 inclusive) – paragraph 7.2 of Part VI – "Additional Information – Significant changes – Falconbridge Group"	Paragraph 7.2 of Part VI – "Additional Information – Significant changes – Falconbridge Group"	74
Circular (pages 425 to 438 inclusive) – paragraph 8.1 of Part VI – "Additional Information – Material contracts – Xstrata Group"	Paragraph 8.1 of Part VI – "Additional Information – Material contracts – Xstrata Group"	75
Cerrejón Circular (pages 45 and 46 inclusive) – Part III – "Principal Terms of the Proposed Acquisition"	Paragraph 8.1 of Part VI – "Additional Information – Material contracts – Xstrata Group"	75
Cerrejón Circular (pages 49 to 53 inclusive) – paragraph 3 of Part IV – "The Xstrata Group's Relationship with Glencore – Relationship with controlling shareholder" (excluding paragraph 4 on page 53 – "Related party transactions")*	Paragraph 8.1 of Part VI – "Additional Information – Material contracts – Xstrata Group"	75
Circular (pages 438 to 445 inclusive) – paragraph 8.2 of Part VI – "Additional Information – Material contracts – Falconbridge Group"	Paragraph 8.2 of Part VI – "Additional Information – Material contracts – Falconbridge Group"	76
Circular (pages 447 to 448 inclusive) – paragraph 12.4 of Part VI – "Additional Information – Bases and sources – Basis of compilation of commodity and geographical splits"	Paragraph 11.4 of Part VI – "Additional Information – Bases and sources – Basis of compilation of commodity and geographical splits"	82
Circular (pages 449 to 458 inclusive) – "Definitions and Glossary of Technical Terms – Definitions"	"Definitions and Glossary of Technical Terms – Definitions"	83
Circular (pages 459 to 461 inclusive) – "Definitions and Glossary of Technical Terms – Glossary of technical terms"	"Definitions and Glossary of Technical Terms – Glossary of technical terms"	93

Note

* Page 52 of the Cerrejón Circular refers to Messrs. Strothotte, Glasenberg and Issroff being the Glencore International Nominees. Mr. Issroff resigned as a director of the Company with effect from 10 May 2006. Messrs. Strothotte and Glasenberg are currently the only Glencore International Nominees on the board of directors of the Company.

Copies of the above documents are available:

(a) on the Company's website (www.xstrata.com). Except to the extent expressly set out above in this section "Relevant Documentation", neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this document; and

(b) as provided in paragraph 13 of Part VI – "Additional Information – Documents available for inspection" of this document.

Offer Document and Variation Documents

Copies of the Offer Document and the Variation Documents do not accompany this document and the information in the Offer Document and the Variation Documents is not incorporated by reference into this document. Nevertheless copies of the Offer Document and each of the Variation Documents can be obtained from Xstrata's registered office in London at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, from Xstrata's head office in Switzerland at Bahnhofstrasse 2, 6301 Zug, Switzerland, from Xstrata's website at www.xstrata.com or as provided in paragraph 13 of Part VI – "Additional Information – Documents available for inspection" of this document.

The Offer Document (as amended and varied by the Variation Documents) contains the terms and conditions of the Xstrata Offer. A summary of the principal terms of the Xstrata Offer is set out in this document in Part V – "Principal Terms of the Proposed Acquisition" which supplements and amends Part V – "Principal Terms of the Proposed Acquisition" of the Circular (which has been incorporated by reference into this document as described above).

Part I

Letter from the Chairman

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Xstrata plc
Registered office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom
Tel: +44 20 7968 2800
Head office:
Bahnhofstrasse 2,
6301 Zug,
Switzerland
Tel: +41 41 726 6070

Directors:
Willy Strothotte (Chairman)*†
David Rough (Senior Independent Director and Deputy Chairman)*
Michael Davis (Chief Executive)
Trevor Reid (Chief Financial Officer)
Santiago Zaldumbide (Executive Director)
Ivan Glasenberg*†
Paul Hazen*
Robert MacDonnell*
Sir Steve Robson CB*
Dr Fred Roux*
Ian Strachan*

*Non-executive Director
†Glencore International Nominee

20 July 2006

To Shareholders and, for information only, to participants in the Xstrata Share Schemes

Dear Shareholder,

Proposed Acquisition of Falconbridge Limited

1. *Introduction and overview*

Xstrata announced on 17 May 2006 its offer to acquire (through an indirect wholly-owned subsidiary) all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") not already owned by the Xstrata Group for C$52.50 in cash per Falconbridge Share, or approximately C$16.1 billion in total (approximately US$14.6 billion). Xstrata announced on 11 July 2006 that its offer would be increased to C$59.00 in cash per Falconbridge Share, or approximately C$18.1 billion in total (approximately US$16.2 billion). On 19 July 2006, Xstrata announced that its offer would be further increased to C$62.50 in cash per Falconbridge Share, or approximately C$19.2 billion in total (approximately US$16.9 billion). At the same time Xstrata announced that the Offeror will amend the Xstrata Offer to provide that the consideration under the Xstrata Offer will not be reduced by the amount of the special cash dividend of C$0.75 per Falconbridge Share declared by the board of directors of Falconbridge on 16 July 2006 and payable by Falconbridge on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006.

The Increased Xstrata Offer, together with the Falconbridge Special Dividend, values the total common share capital of Falconbridge at approximately C$24.1 billion (approximately US$21.2 billion). The Xstrata Group will also assume Falconbridge's net debt on completion of the Proposed Acquisition, which was US$2,814 million as at 30 April 2006, as disclosed in Falconbridge's unaudited results announcement for the month ended 30 April 2006.

The Xstrata Group currently beneficially owns 73,665,996 Falconbridge Shares, representing approximately 19.8% of the outstanding Falconbridge Shares, which were acquired at a price of C$28 per share in August and September 2005. If the Increased Xstrata Offer is successful, this will bring the weighted average price paid per Falconbridge Share (including the payment by Falconbridge of the Falconbridge Special Dividend) to approximately C$56.44 or a total of approximately C$21.5 billion (approximately US$18.8 billion). To the extent that the Falconbridge Special Dividend is paid by Falconbridge,

Falconbridge's cash will decrease and the amount of Falconbridge net debt assumed by Xstrata on completion of the Proposed Acquisition will increase by a corresponding amount of any such payment. Xstrata estimates, based on publicly available information, that the amount to be paid in respect of the Falconbridge Special Dividend is up to approximately C$285 million (approximately US$251 million) using the weighted average number of Falconbridge Shares of approximately 379,774,000 on a fully-diluted basis for the month ended 30 April 2006. Falconbridge is likely to be required to pay a break fee of up to US$450 *million to Inco, and,* in the event that this is payable by Falconbridge to Inco, the amount of Falconbridge net debt assumed by Xstrata on completion of the Proposed Acquisition will also increase by an amount equivalent to the break fee. The Directors believe that the Proposed Acquisition by means of the Increased Xstrata Offer (after taking account of the Falconbridge Special Dividend) will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

Amongst other things, the Proposed Acquisition is conditional upon the passing of the Resolution to be proposed at the Extraordinary General Meeting and approval under the Investment Canada Act.

The Proposed Acquisition will be financed through committed bank debt facilities which have been supplemented in connection with the Increased Xstrata Offer. Xstrata remains committed, if the Proposed Acquisition completes, to undertake one or more equity capital raisings to refinance part of the debt facilities. Deutsche Bank and JPMSL remain committed to underwrite, each as to 50% and subject to the terms of the Standby Equity Underwriting Letter, one or more equity offerings to raise such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, under which up to US$7.0 billion is available to the Xstrata Group, together with costs and expenses. The timing and terms of any such equity offering or offerings will be based on an assessment of the Enlarged Group's capital structure following the successful acquisition of Falconbridge. *Critical to the Company's* assessment will be the maintenance of an investment grade credit rating. The Directors remain confident that any rights issue will be fully supported by Glencore International AG ("Glencore International") and Credit Suisse Securities (Europe) Limited ("CSSEL"), Xstrata's two largest shareholders.

Xstrata has received irrevocable undertakings from Glencore International and CSSEL to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting. In aggregate, these undertakings are given in respect of 252,601,000 Ordinary Shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

The purpose of this document is to provide you with details of, the background to and the reasons for, the Increased Xstrata Offer, to explain why the Board of Directors believes that the Proposed Acquisition and the Increased Xstrata Offer are in the best interests of the Company and its Shareholders as a whole and, following the making of the Increased Xstrata Offer, to seek your further approval for the Proposed Acquisition. A notice convening the Extraordinary General Meeting of the Company is set out at the end of this document.

2. Information on Xstrata

Details of the development and delivery of Xstrata's strategy and a current trading update as at the date of the Circular are set out in paragraph 2 of Part I – "Letter from the Chairman" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Since publication of the Circular, Xstrata has continued to trade very satisfactorily. The Tintaya Acquisition completed on 21 June 2006 expanding Xstrata Copper's current production portfolio with an additional 120,000 tonnes of copper in cathode and concentrate per annum and strengthening the Xstrata Group's strategic position in southern Peru. Further acquisition opportunities remain under active review. On 6 July 2006, Xstrata and African Rainbow Minerals Limited ("ARM") jointly announced that all regulatory conditions precedent had been met relating to the transaction between the Xstrata Group and ARM to establish a new black controlled coal mining company, ARM Coal (Proprietary) Limited, with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets.

3. The Proposed Acquisition

Background to, and details of, the Proposed Acquisition are set out in paragraph 3 of Part I – "Letter from the Chairman – The Proposed Acquisition" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

The principal developments in relation to the Proposed Acquisition since the publication of the Circular on 30 May 2006 are as follows:

Regulatory and Shareholder approvals for the Proposed Acquisition

On 14 June 2006, Xstrata announced that the US Department of Justice had confirmed that there are no US competition issues with respect to the Proposed Acquisition. On 15 June 2006, Xstrata announced that it had received Canadian competition clearance for the Proposed Acquisition following receipt of an advance ruling certificate from the Canadian Competition Bureau. On 13 July 2006, Xstrata announced that the Proposed Acquisition had been cleared unconditionally by the European Commission. The Offeror is therefore free to proceed with the Proposed Acquisition without further anti-trust reviews.

On 30 June 2006, Shareholders approved each of the resolutions proposed at the Previous Extraordinary General Meeting, being the resolutions set out in the Previous EGM Notice to:

(a) approve the Proposed Acquisition;

(b) increase the authorised share capital of the Company;

(c) renew the authority of the directors of the Company to allot relevant securities of the Company for the purposes of section 80 of the Companies Act; and

(d) authorise the directors of the Company to allot equity securities for cash pursuant to the authority referred to in paragraph (c) above as if section 89(1) of the Companies Act did not apply to such allotment.

The resolutions referred to in paragraphs (a) to (c) above, the passing of each of which was a condition of the original Xstrata Offer, were passed unanimously on a show of hands following the receipt of proxies under which over 99% of all votes were in favour of each of the resolutions.

On 3 July 2006, Xstrata advised that it had been informed by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act (the "Minister") was unable to complete the consideration of Xstrata's investment in connection with the Proposed Acquisition within the initial 45-day period. As prescribed by the Investment Canada Act, the Minister therefore extended the review period for up to a further 30 days (or such other period as may be agreed) from 3 July 2006.

Other recent developments concerning the Proposed Acquisition

In a directors' circular dated 31 May 2006 relating to the original Xstrata Offer, the Falconbridge board of directors determined that the original Xstrata Offer was not a "superior proposal" under the terms of the Inco Support Agreement. The Falconbridge board of directors also stated in the directors' circular that it continued to recommend that Falconbridge Shareholders accept the Inco Offer. The Falconbridge board of directors elected to make no recommendation with respect to the original Xstrata Offer.

On 27 June 2006, a three-member panel of the Ontario Securities Commission (the "OSC") conducted a hearing relating to the application by Xstrata to terminate Falconbridge's Shareholder Rights Plan. The panel issued its decision on 30 June 2006 to the effect that the Shareholder Rights Plan be cease traded on the earlier of the date that: (a) the Offeror takes up sufficient Falconbridge Shares pursuant to the Xstrata Offer to satisfy the condition of the Xstrata Offer (prior to its deletion under the Second Xstrata Notice of Variation) that at least a majority of the Falconbridge Shares then outstanding (calculated on a fully diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27, have been validly deposited to the Xstrata Offer and not withdrawn (the "Majority of the Minority Condition"); and (b) 28 July 2006. The panel also ordered that the Offeror be precluded from exercising its right as stated in the original Xstrata Offer to acquire

up to 5% of the Falconbridge Shares through normal course purchases on the Toronto Stock Exchange in accordance with applicable securities laws, until the earlier of the date on which the Offeror takes up sufficient Falconbridge Shares to satisfy the Majority of the Minority Condition and 28 July 2006.

Xstrata filed an application against Falconbridge on 28 June 2006 with the Superior Court of Justice (Ontario), alleging that Falconbridge violated the OBCA (as defined in the section of this document headed "Definitions and Glossary of Technical Terms – Definitions") when it postponed its annual meeting of shareholders until October 2006. The application was dismissed on 30 June 2006.

The Offeror issued the Xstrata Notice of Extension, dated 7 July 2006, relating to the extension of the Xstrata Offer to 8:00 p.m. (Toronto time) on 21 July 2006.

The Offeror issued the First Xstrata Notice of Variation on 11 July 2006, which increased the cash consideration payable under the Xstrata Offer from C$52.50 to C$59.00 per Falconbridge Share, removed the condition that 66⅔% of the Falconbridge Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time of the Xstrata Offer and further extended the Expiry Time to midnight (Vancouver time) on 21 July 2006.

On 16 July 2006, Falconbridge announced the declaration by its board of directors of the Falconbridge Special Dividend.

In a notice of change dated 17 July 2006 to its directors' circulars relating to the Inco Offer and the Xstrata Offer as at the date of the notice of change, the board of directors of Falconbridge unanimously recommended that Falconbridge Shareholders accept the amended Inco Offer and that Falconbridge Shareholders not accept the Xstrata Offer as at the date of the notice of change. In the notice of change, Falconbridge indicated that under the Inco Support Agreement, the Falconbridge board of directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the amended Inco Offer.

On 19 July 2006, Xstrata announced that, under the Second Xstrata Notice of Variation, the consideration under the Xstrata Offer would be further increased from C$59.00 to C$62.50 per Falconbridge Share, the Minimum Tender Condition would be deleted (so that the Offeror may take up any or all Falconbridge Shares under the Xstrata Offer), the consideration under the Xstrata Offer would not be reduced by the amount of the Falconbridge Special Dividend, the Xstrata Offer would be made conditional on further Shareholder approval of the Proposed Acquisition at the EGM and the Expiry Time would be further extended to 8:00 p.m. (Toronto time) on 14 August 2006.

The Directors remain confident that the acquisition of Falconbridge by the Xstrata Group will deliver significant benefits to the operations, employees and stakeholders of Falconbridge. Given the Xstrata Group's stated growth strategy, the Directors continue to believe the Xstrata Group's position as a major and long-term direct investor in its Canadian businesses will deliver significant net benefits to Canada. The Directors therefore expect to receive the necessary approval under the Investment Canada Act prior to the Expiry Time of the Xstrata Offer.

The Directors believe that Xstrata's all cash offer is a superior offer for Falconbridge Shareholders to the revised offer that Inco has proposed, offering them a compelling opportunity to realise a guaranteed cash value, with no market risk.

Recent developments concerning the Inco Offer for Falconbridge

On 7 June 2006, Falconbridge and Inco announced that they had reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale to LionOre of certain assets and related operations of Falconbridge, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility (the "Falconbridge Divested Assets"). In addition, the sale would include an agreement to supply up to 60,000 tonnes of nickel-in-matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The closing of the sale of the Falconbridge Divested Assets is conditional on, amongst other things, the clearance by the US Department of Justice and the European Commission of the Inco Offer and Inco having acquired more than 50% (on a fully diluted basis) of the Falconbridge Shares pursuant to the Inco Offer or otherwise. Xstrata understands, therefore, that Falconbridge will not be obliged to sell the Falconbridge Divested Assets to LionOre if the Xstrata Group acquires Falconbridge under the Proposed Acquisition. The purchase price agreed to be paid by LionOre for the assets and related operations agreed to be sold is US$650 million (subject to certain adjustments).

On 9 June 2006, Xstrata advised Inco that it had determined that it did not intend to tender the Falconbridge Shares the Xstrata Group owns to the Inco Offer and that Xstrata had also determined that if Inco does ultimately take up and pay for Falconbridge Shares deposited under the Inco Offer and proceeds to complete a subsequent acquisition transaction to acquire the Falconbridge Shares that are not deposited under the Inco Offer, the Offeror intends to exercise the statutory right to dissent and demand payment in cash of the fair value of the Falconbridge Shares held by the Xstrata Group.

On 23 June 2006, Inco announced that it received formal clearance from the US Department of Justice for Inco's proposed acquisition of Falconbridge through "early termination" of the applicable waiting period under the HSR Act (as defined in the section of this document headed "Definitions and Glossary of Technical Terms – Definitions") in view of the commitment by Inco and Falconbridge to sell the Falconbridge Divested Assets.

Inco disclosed in filings with the SEC that, in response to Teck Cominco's unsolicited offer to acquire all of the outstanding Inco shares, the board of directors of Inco authorised the entering into of discussions and negotiations with third parties for the purpose of exploring strategic alternatives. Subsequently, Inco held discussions with a number of third parties, including Phelps Dodge Corporation ("Phelps Dodge"), with respect to possible strategic alternatives in connection with the Inco Offer and the Teck Offer. As a result of its discussions and eventual negotiations with Phelps Dodge, on 26 June 2006, Inco and Phelps Dodge announced that they had entered into a combination agreement, pursuant to which Phelps Dodge agreed to acquire all of the outstanding Inco shares by way of a statutory plan of arrangement for C$17.50 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full pro-ration (amended on 16 July 2006 to C$20.25 in cash and 0.672 common shares of Phelps Dodge for each Inco share, as described below). The Phelps Dodge Inco Combination is subject to, amongst other things, the approval of Inco shareholders, Phelps Dodge shareholders and the Superior Court of Justice (Ontario).

Also on 26 June 2006, in connection with the Phelps Dodge Inco Combination, Inco announced that it would increase its offer for each Falconbridge Share to C$17.50 in cash and 0.55676 common shares of Inco, assuming full pro-ration. Phelps Dodge agreed to purchase up to US$3.0 billion aggregate principal amount of Inco convertible subordinated notes only to the extent that Inco requires the proceeds of the notes for the acquisition of the Falconbridge Shares under the Inco Offer and/or satisfaction of the obligations of Inco and Falconbridge to any Falconbridge Shareholders who properly exercise dissent rights in respect of a compulsory acquisition or subsequent acquisition transaction conducted following the Inco Offer and demand that fair value be paid in cash.

Inco issued a notice of variation and extension, dated 29 June 2006, relating to the increase in the consideration under the Inco Offer in connection with the Phelps Dodge Inco Combination and the extension of the Inco Offer to 8:00 p.m. (Toronto time) on 13 July 2006. Falconbridge issued a notice of change to directors' circular, also dated 29 June 2006, in which the Falconbridge board of directors unanimously recommended that Falconbridge Shareholders accept the Inco Offer, as amended.

On 4 July 2006, Inco announced that the Inco Offer had been cleared by the European Commission and that it had therefore satisfied the final outstanding regulatory condition to the Inco Offer. The European Commission clearance is conditioned on the same remedy agreed upon with the US Department of Justice, which consists of the sale of the Falconbridge Divested Assets.

On 7 July 2006, following the extension of the Xstrata Offer on the same date, Falconbridge reiterated its recommendation of the Inco Offer and urged Falconbridge Shareholders to tender their shares to the Inco Offer.

On 12 July 2006, Phelps Dodge announced it had received notification that the US Department of Justice and the US Federal Trade Commission had granted early termination of the waiting period under the HSR Act relating to Phelps Dodge's proposed acquisition of Inco.

On 13 July 2006, Inco announced that it would extend the expiry time of the Inco Offer until midnight (Vancouver time) on 24 July 2006. Inco stated in its announcement that it did not expect the minimum tender condition under the Inco Offer to be satisfied prior to the previous expiry time of the Inco Offer of 8:00 p.m. (Toronto time) on 13 July 2006 and that, accordingly, Inco had not yet taken up any of the Falconbridge Shares deposited under the Inco Offer. Inco mailed a formal notice of extension dated 13 July 2006 to Falconbridge Shareholders.

On 16 July 2006, Phelps Dodge, Inco and Falconbridge announced that Phelps Dodge had increased the cash portion of the consideration to be paid to the shareholders of Inco in the Phelps Dodge Inco Combination by C$2.75 per Inco share, that Inco had increased the cash portion of the Inco Offer for Falconbridge by C$1.00 per Falconbridge Share and that the Falconbridge board of directors had declared the Falconbridge Special Dividend. Under the further revised Inco Offer, Inco is offering C$18.50 plus 0.55676 shares of Inco for each Falconbridge Share, assuming full pro-ration of the consideration. The announcement also stated that the board of directors of Falconbridge had unanimously determined that the further revised Inco Offer was superior to the Xstrata Offer at the time of the announcement and unanimously recommended that Falconbridge Shareholders accept the Inco Offer.

In addition, the announcement stated that Inco had reduced the minimum condition in the Inco Offer from two thirds of the outstanding shares of Falconbridge to 50.01% of such outstanding shares on a fully-diluted basis and that Phelps Dodge and Inco had also amended the Phelps Dodge Inco Combination Agreement so that the combination of Phelps Dodge and Inco may be consummated before the acquisition by Inco of 100% of Falconbridge. The waiver and amendment agreement dated 16 July 2006 between Phelps Dodge and Inco in respect of the Phelps Dodge Inco Combination Agreement added a new condition precedent to the Phelps Dodge Inco Combination in favour of Phelps Dodge that provided that Inco shall have acquired at least 50.01% of the Falconbridge Shares under the Inco Offer and, if Inco shall have acquired at least two-thirds of the Falconbridge Shares, Inco shall have completed a subsequent acquisition transaction in order to acquire any remaining Falconbridge Shares, or that the Inco Support Agreement shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge Shares under the Inco Offer. On 16 July 2006, Inco also extended the expiry time of the Inco Offer to midnight (Vancouver time) on 27 July 2006 and amended the Inco Offer to provide that the consideration under the Inco Offer would not be reduced by the amount of the Falconbridge Special Dividend.

In a notice of change dated 17 July 2006 to its directors' circulars relating to the Inco Offer and the Xstrata Offer as at the date of the notice of change, the board of directors of Falconbridge unanimously recommended that Falconbridge Shareholders accept the amended Inco Offer and that Falconbridge Shareholders not accept the Xstrata Offer as at the date of the notice of change.

Recent developments concerning the Teck Offer for Inco

In a directors' circular dated 29 May 2006, Inco's board of directors unanimously recommended that Inco shareholders reject the Teck Offer.

On 14 June 2006, Teck Cominco announced that it had received Canadian and United States anti-trust clearance for the Teck Offer to proceed. On 14 June 2006, Teck also announced that its Class B subordinate voting shares had begun trading on the New York Stock Exchange.

On 7 July 2006, Teck Cominco announced that it had received notice of non-opposition from the European Commission with respect to the Teck Offer and that Teck Cominco had therefore received all necessary anti-trust clearances for the Teck Offer to proceed.

On 14 July 2006, the Ontario Securities Commission issued a notice of hearing to consider an application by Teck Cominco for a permanent order that trading cease in respect of any securities issued or to be issued in connection with Inco's shareholder rights plan and that prospectus exemptions in connection with the distribution and exercise of rights issued under the Inco shareholder rights plan be removed, with the hearing scheduled to take place on 21 July 2006.

4. Information on Falconbridge

Information on Falconbridge and the Falconbridge Group is set out in paragraph 4 of Part I – "Letter from the Chairman – Information on Falconbridge" and Part III – "Information on the Falconbridge Group" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and in paragraph 3 of this Part I above and Part III – "Information on the Falconbridge Group" of this document.

See "Presentation of Information – Presentation of information on the Falconbridge Group" in this document and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors" in the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

5. Benefits and financial impact of the Proposed Acquisition

Information on the benefits and financial impact of the Proposed Acquisition is set out in paragraph 5 of Part I – "Letter from the Chairman – Benefits and financial impact of the Proposed Acquisition" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Benefits of the Proposed Acquisition

The Directors remain confident that a combination of Xstrata and Falconbridge has a strong strategic rationale. The Board continues to believe that there are substantial benefits to be gained from a combination of the two businesses and that the transaction would be in the best interests of both Xstrata and Falconbridge and of their respective shareholders, customers and employees.

Xstrata's increased offers for Falconbridge underline the Directors' belief that the combination of Xstrata and Falconbridge represents an excellent opportunity to create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of the industry.

The Directors believe that the Proposed Acquisition by means of the Increased Xstrata Offer (after taking account of the Falconbridge Special Dividend) will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation and that the Enlarged Group will benefit from enhanced critical mass, leading market positions in major commodities, a range of growth opportunities, best in class diversification of earnings and a robust financial position from which to pursue further organic and acquisition-led growth.

Xstrata has an excellent track record of support for, and co-operation with, local communities, sound labour relations, programmes to improve safety, environmental performance and efficiency at operations, long-term investment in operations and devolved responsibility to locally-based management teams. Accordingly, Xstrata believes that a combination of Falconbridge and Xstrata is the best outcome for all stakeholders of both companies.

The Enlarged Group following successful completion of the Proposed Acquisition

The Increased Xstrata Offer, together with the Falconbridge Special Dividend, values the total common share capital of Falconbridge at approximately C$24.1 billion (approximately US$21.2 billion). The Xstrata Group will assume Falconbridge's net debt on completion of the Proposed Acquisition, which was US$2,814 million as at 30 April 2006 (being Falconbridge's gross indebtedness of US$3,279 million (US$353 million current debt and US$2,926 million non-current debt) offset by cash or cash equivalents of US$465 million), as disclosed in Falconbridge's unaudited results announcement for the month ended 30 April 2006 and assuming the acquisition of all outstanding Falconbridge Shares not already owned by the Xstrata Group. To the extent that the Falconbridge Special Dividend is paid by Falconbridge, Falconbridge's cash will decrease and the amount of Falconbridge net debt assumed by Xstrata on completion of the Proposed Acquisition will increase by a corresponding amount of any such payment. Xstrata estimates, based on publicly available information, that the amount to be paid in respect of the Falconbridge Special Dividend is up to approximately C$285 million (approximately US$251 million) using the weighted average number of Falconbridge Shares of approximately 379,774,000 on a fully-diluted basis for the month ended 30 April 2006. Falconbridge is likely to be required to pay a break fee of up to US$450 million to Inco following termination of the Inco Support Agreement entered into in respect of the Inco Offer, including in the event that the Xstrata Offer is successful. Any such payment would also reduce Falconbridge's cash and increase Falconbridge's net debt by a corresponding amount. For further details in relation to this break fee, see paragraph 8.2(b) of Part VI – "Additional Information – Material contracts" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

See paragraph 7 of this Part I below in relation to the financing structure for the Proposed Acquisition and paragraphs 8.1(c) and 8.1(d) of Part VI – "Additional Information – Material contracts" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and paragraph 8.1(b) of Part VI – "Additional Information – Material Contracts" of this document for details of the Xstrata Group's debt facilities available to the Xstrata Group in connection with the Proposed Acquisition.

On 31 May 2006, Falconbridge and Inco indicated that their operations personnel had jointly identified the potential to realise estimated average annual pre-tax operating and corporate synergies of approximately US$550 million, an increase of US$200 million from the estimated synergies at the time of the announcement of the original Inco Offer. Falconbridge

indicated that this increase in the synergies estimate was attributable to developed improvements in the Inco-Falconbridge integration plan and to changes in commodity price assumptions as a result of the improved commodity market outlook since October 2005 and that the net present value of the estimated annual average pre-tax run-rate operating and corporate synergies of US$550 million, using a 7% discount rate, was approximately US$3.5 billion on an after-tax basis.

Xstrata continues fully to support the Inco and Falconbridge synergy plan for the Sudbury basin nickel operations and continues to believe that a merger of Inco and Falconbridge is not a necessary requirement for achieving the Sudbury synergy plan. Xstrata remains fully committed to working with Inco and other key stakeholders to optimise the Sudbury operations in order to secure these synergies that Xstrata believes are critical to securing the long-term robustness and future viability of the Sudbury operations through more normalised nickel pricing environments.

The Board of Directors has taken into account, amongst other things, Falconbridge paying the Falconbridge Special Dividend and the likelihood of Falconbridge having to pay the break fee of up to US$450 million to Inco in reaching its decision to recommend that Shareholders vote in favour of the Proposed Acquisition. See paragraph 14 of this Part I.

6. Dividend policy

The Directors have hitherto adopted a progressive dividend policy which takes into account the underlying growth in earnings of the Xstrata Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. Following completion of the Proposed Acquisition, Xstrata intends to maintain this dividend policy, increasing dividends broadly in line with underlying earnings growth.

7. Financing structure

Assuming the acquisition of all outstanding Falconbridge Shares not already owned by the Xstrata Group, the aggregate consideration payable by the Xstrata Group for the Proposed Acquisition is expected to be approximately C$19.2 billion (approximately US$16.9 billion) and will be financed through committed bank debt facilities.

Details of the financing structure of the Proposed Acquisition are set out in paragraph 7 of Part I – "Letter from the Chairman" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

In connection with the Increased Xstrata Offer, the syndicated loan arrangements have been supplemented.

Summaries of the principal terms of the syndicated loan arrangements and the Standby Equity Underwriting Letter are set out in paragraphs 8.1(c) to 8.1(e) of Part VI – "Additional Information – Material contracts" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and a summary of the New Debt Underwriting Letter is set out in paragraph 8.1(b) of Part VI – "Additional Information – Material Contracts" of this document.

8. Irrevocable undertakings

Glencore International and CSSEL have irrevocably undertaken to vote in favour of the Resolution to be proposed at the EGM. In aggregate, these undertakings are given in respect of 252,601,000 Ordinary Shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

9. Principal terms of the Proposed Acquisition

The Xstrata Offer is being effected by means of a tender offer to Falconbridge Shareholders. The Offeror, a wholly-owned indirect subsidiary of Xstrata, is offering, upon and subject to the terms and conditions of the Xstrata Offer, to purchase all of the issued and outstanding Falconbridge Shares, at a price of C$62.50 in cash per Falconbridge Share, other than the Falconbridge Shares already owned by the Xstrata Group. Under the Second Xstrata Notice of Variation, the Offeror will amend the Xstrata Offer to provide that the consideration under the Xstrata Offer will not be reduced by the amount of the Falconbridge Special Dividend.

The Xstrata Offer (as amended and varied under the Variation Documents) will remain conditional upon, amongst other things:

- approval under the Investment Canada Act;

- following the making of the Increased Xstrata Offer, Xstrata Shareholders having approved the Proposed Acquisition at the Extraordinary General Meeting; and
- the Offeror having determined in its sole judgment that, amongst other things, Falconbridge's Shareholder Rights Plan does not provide rights to Falconbridge Shareholders to purchase any securities of Falconbridge as a result of the Xstrata Offer and does not and will not adversely affect the Xstrata Offer, the Offeror or Xstrata, either before or on consummation of the Xstrata Offer.

Under the Second Xstrata Notice of Variation, the Minimum Tender Condition of the original Xstrata Offer will be deleted so that under the Increased Xstrata Offer the Offeror may take up any or all Falconbridge Shares.

A summary of the principal terms of the Proposed Acquisition and the Xstrata Offer, and details of the purpose of the Xstrata Offer and plans for Falconbridge, are set out in Part V – "Principal Terms of the Proposed Acquisition" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and Part V – "Principal Terms of the Proposed Acquisition" of this document.

10. Risk factors

For a discussion of certain risk factors which should be taken into account when considering whether to vote in favour of the Resolution, see Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and Part II – "Risk Factors" of this document.

11. Extraordinary General Meeting

Xstrata is required under the Listing Rules to obtain further Shareholder approval of the Proposed Acquisition as the increase in the price offered per Falconbridge Share under the Increased Xstrata Offer constitutes a material change to the terms of the Class 1 acquisition previously approved by Shareholders. **A notice convening an extraordinary general meeting of the Company to be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland at 11.30 a.m. (Central European Summer Time) on Monday, 14 August 2006 is set out at the end of this document.** You may also attend the Extraordinary General Meeting at the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, where a satellite meeting linked by video conference to the Zug meeting will be held concurrently at 10.30 a.m. (British Summer Time). A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed with this document. The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolution set out in the EGM Notice.

The Resolution will propose to approve the Proposed Acquisition. Following the making of the Increased Xstrata Offer, the Proposed Acquisition is conditional, amongst other things, upon the passing of the Resolution.

The Resolution will be proposed as an ordinary resolution and, being an ordinary resolution, will be decided on a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association. On a show of hands, each member present in person or by proxy has one vote. The passing of the Resolution requires a majority of the votes cast.

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

12. Action to be taken

You will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present at the meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, UK as soon as possible but in any event so as to arrive by no later than 10.30 a.m. (British Summer Time) (11.30 a.m. Central European Summer Time) on Saturday, 12 August 2006.

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the EGM Notice.

The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending the meeting and voting in person if you so wish.

13. Further information

Your attention is drawn to the further information contained in Parts II to VI of this document and to the information incorporated by reference into this document as described in the section of this document headed "Relevant Documentation".

You are advised to read the whole of this document and the information incorporated by reference into this document as described in the section of this document headed "Relevant Documentation", and not to rely solely on the information in this letter.

14. Recommendation

The Directors have received financial advice from Deutsche Bank and JPMorgan Cazenove in relation to the Proposed Acquisition and the Increased Xstrata Offer. In providing advice to the Directors, Deutsche Bank and JPMorgan Cazenove have taken into account the Directors' assessments of the commercial merits of the Proposed Acquisition and the Increased Xstrata Offer.

The Board of Directors considers the Proposed Acquisition, the Increased Xstrata Offer and the Resolution to be in the best interests of the Company and the Shareholders of Xstrata as a whole and, accordingly, recommends Shareholders to vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial shareholdings held at the time of the EGM, amounting to 642,036 Ordinary Shares in aggregate at the date of this document, representing approximately 0.09% of Xstrata's current issued ordinary share capital.

15. Conclusion

The Directors continue to believe that the successful acquisition of Falconbridge will have a profound and positive impact on Xstrata's future performance. It will establish Xstrata with the critical mass, quality diversified portfolio and significant internal growth profile that will secure considerable additional value for all stakeholders in the future.

Yours sincerely

Willy Strothotte
Chairman

Risk Factors

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Risk Factors

The Proposed Acquisition is subject to a number of risks. Accordingly, Shareholders should consider carefully all of the information set out in this document and the information incorporated by reference into this document, including, in particular, the risks described in Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and below, prior to making any decisions on whether or not to vote in favour of the Resolution. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also have an adverse effect on the Xstrata Group, the Falconbridge Group and/or the Enlarged Group.

For risks and uncertainties relating to the business of the Falconbridge Group, Shareholders should carefully consider the information set out in Part II – "Risk Factors – Risks relating to the business of the Falconbridge Group" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"), which is extracted from information published by the Falconbridge Group as part of its ongoing periodic reporting requirements under the securities laws of Canada and the United States and is extracted without material amendment from the Falconbridge Annual Information Form dated 22 March 2006. That information has not, for the purposes of the Circular or this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility" of this document. Xstrata and the Xstrata Directors have sought to ensure that such information has been accurately reproduced from such source and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The Xstrata Group's and/or the Enlarged Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described in Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and below. In such case, the market price of the Ordinary Shares may decline due to any of these risks and investors may lose all or part of their investment.

Borrowings

The Xstrata Group has, and, if the Proposed Acquisition completes, the Enlarged Group will have, a significant amount of indebtedness, which may impair the operating and financial flexibility of the Xstrata Group and/or the Enlarged Group and could adversely affect the business and financial position of the Xstrata Group and/or the Enlarged Group and the Company's ability to pay dividends.

The Xstrata Group has a substantial amount of debt and significant debt service obligations. As at 31 December 2005, the Xstrata Group had gross outstanding indebtedness of US$3,135.2 million. In connection with the Proposed Acquisition, US$19.0 billion will be available to the Xstrata Group under the New Acquisition Facilities Agreement, the New Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement. The Xstrata Group's financing arrangements have been used to finance the Tintaya Acquisition and will be used to finance the Proposed Acquisition, to refinance the Cerrejón Bridge Facility Agreement and the First Existing Facility Agreement, to refinance certain existing indebtedness of Falconbridge and to provide working capital facilities for the Enlarged Group. Xstrata expects to assume the Falconbridge Group's existing net debt (which was US$2,814 million as at 30 April 2006, as disclosed in Falconbridge's unaudited results announcement for the month ended 30 April 2006) if the Proposed Acquisition completes. To the extent that the Falconbridge Special Dividend is paid by Falconbridge, Falconbridge's cash will decrease and the amount of Falconbridge net debt assumed by Xstrata on completion of the Proposed Acquisition will increase by a corresponding amount of any such payment. Xstrata estimates, based on publicly available information, that the amount to be paid in respect of the Falconbridge Special Dividend is up to approximately C$285 million (approximately US$251 million) using the weighted average number of Falconbridge Shares of approximately 379,774,000 on a fully-diluted basis for the month ended 30 April 2006. Falconbridge is likely to be required to pay a break fee of up to US$450 million to Inco following termination of the Inco Support Agreement entered into in respect of the Inco Offer, including in the event that the Xstrata Offer is successful. Any such payment would also reduce Falconbridge's cash and increase Falconbridge's net debt by a corresponding amount. Xstrata anticipates that its substantial leverage (including for the Enlarged Group) will continue for the foreseeable future.

For details of the debt financing arrangements in respect of the Proposed Acquisition, the Cerrejón Acquisition and the Tintaya Acquisition, see paragraphs 8.1(c), 8.1(d) and 8.1(g) of Part VI – "Additional Information – Material contracts" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and, for details of the New Debt Underwriting Letter entered into in connection with

the Increased Xstrata Offer, see paragraph 8.1(b) of Part VI – "Additional Information – Material contracts" of this document.

For details of the Standby Equity Underwriting Letter, see paragraph 8.1(e) of Part VI – "Additional Information – Material contracts" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

For details of the break fee, see paragraph 8.2(b) of Part VI – "Additional Information – Material contracts" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

The Xstrata Group's and the Enlarged Group's substantial indebtedness has important consequences for Shareholders. For example, it could potentially:

- cause the Xstrata Group or the Enlarged Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and, to a lesser extent, exchange rate fluctuations, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;
- curtail the Company's ability to pay dividends;
- limit the Xstrata Group's or the Enlarged Group's ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;
- limit the Xstrata Group's or the Enlarged Group's flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which it operates;
- place the Xstrata Group or the Enlarged Group at a competitive disadvantage compared to its competitors that are less leveraged than it is; and
- increase the Xstrata Group's or the Enlarged Group's vulnerability to both general and industry specific adverse economic conditions.

Xstrata's existing debt facilities and the underwritten debt facilities available in connection with the Proposed Acquisition (as such facilities have been supplemented in connection with the Increased Xstrata Offer) contain a number of financial, operating and other obligations that limit the Xstrata Group's and the Enlarged Group's operating and financial flexibility. The Xstrata Group's and the Enlarged Group's ability to comply with these obligations depends on the future performance of their business.

Nothing in this paragraph headed "Borrowings" is intended to qualify the statement in paragraph 9 of Part VI – "Additional Information – Working capital" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

The Proposed Acquisition remains conditional and the conditions may not be satisfied

The Proposed Acquisition remains conditional, amongst other things, upon the passing of the Resolution to be proposed at the EGM, approval under the Investment Canada Act and a sufficient number of acceptances by Falconbridge Shareholders. There can be no assurance that these conditions will be satisfied and completion of the Proposed Acquisition will be achieved. In addition, the approval process under the Investment Canada Act may take a lengthy period to complete, which would delay the completion of the Proposed Acquisition.

In relation to approval under the Investment Canada Act, the Canadian Minister responsible for the Investment Canada Act may choose to prevent the Proposed Acquisition from taking place. Alternatively, the relevant Minister may permit the Proposed Acquisition but subject it to conditions, including the giving of certain undertakings by the Company. Although the Board is confident that the required approval will be obtained by the Expiry Time of the Xstrata Offer, there can be no assurance as to the timing or outcome of the approval processes, including the undertakings that may be required for approval.

See also "Market considerations – Possible volatility of the price of Ordinary Shares" in Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Deletion of the Minimum Tender Condition

If the Offeror and its affiliates hold 66⅔% or more of the Falconbridge Shares following the Xstrata Offer, Xstrata would have the ability to control the outcome of Falconbridge Shareholder votes relating to fundamental changes of Falconbridge, including with respect to a Subsequent Acquisition Transaction (as defined in the section of this document headed "Definitions and Glossary of Technical Terms – Definitions"). By amending and subsequently deleting the Minimum Tender Condition under the original Xstrata Offer under the First Xstrata Notice of Variation and the Second Xstrata Notice of Variation, however, the Offeror may acquire any number of Falconbridge Shares tendered to the Xstrata Offer. If the Offeror acquires Falconbridge Shares under the Xstrata Offer but holds, together with its affiliates, less than 66⅔% of the Falconbridge Shares outstanding (on a fully-diluted basis) there can be no assurance that the Offeror would ultimately be able to acquire 66⅔% or more of the Falconbridge Shares. In these circumstances, there can be no assurance that the Offeror would be able to effect a Subsequent Acquisition Transaction, whether through purchasing additional Falconbridge Shares, obtaining the support of other Falconbridge Shareholders or otherwise.

If the Offeror and its affiliates hold less than 66⅔% of the Falconbridge Shares following the Xstrata Offer, Falconbridge would continue as a separate public company following the completion of the Xstrata Offer and prior to the completion of a Subsequent Acquisition Transaction. If Xstrata is considered to be a "control block holder", certain potential transactions between the Offeror and Falconbridge may be considered "related party transactions" under applicable law (specifically, Rule 61-501 and Regulation Q-27) which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by "minority" holders of the affected securities, which would include holders other than the Offeror and any other person who is a "related party" of the Offeror, including an affiliate or an insider of the Offeror and/or Xstrata and any person acting jointly or in concert therewith. The ability to effect such "related party transactions" would also be subject to future negotiations between the respective boards of directors of the Offeror and Falconbridge, and in such negotiations, any representatives of the Xstrata appointed to the Falconbridge board of directors would be precluded from voting on such transactions.

If the Offeror were unable to complete a Subsequent Acquisition Transaction in a timely manner or at all, then it would be unable to fully integrate the operations of the Xstrata Group and Falconbridge and, consequently, unless the Offeror were successful in completing one or more "related party transactions" with Falconbridge, as described above, the Offeror would be limited in its ability to avail itself of Falconbridge's cash flows (other than through pro rata distributions to the Falconbridge Shareholders) and in its ability to effect potential transactions with Falconbridge for the purposes of integrating the business and operations of the Xstrata Group and Falconbridge and, consequently, realising a significant portion of the synergies otherwise expected to be realised through a combination of the Xstrata Group and Falconbridge.

Furthermore, if the Offeror and its affiliates continue to hold less than a majority of the outstanding Falconbridge Shares following the Xstrata Offer, Xstrata will not be able to exercise a controlling influence over the Falconbridge business and affairs and will not have the power to determine any matters submitted to a vote of the Falconbridge Shareholders, including the election of directors and the approval of significant corporate transactions such as amendments to the Falconbridge constitutional documents, mergers, amalgamations and the sale of all or substantially all of Falconbridge's assets.

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Part III
Information on the Falconbridge Group

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Information on the Falconbridge Group

Part III – "Information on the Falconbridge Group" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and this Part III have been written solely on the basis of publicly available information and have not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility" of this document. See "Presentation of information – presentation of information on the Falconbridge Group" in this document and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Description of the business of the Falconbridge Group

The description of the businesses of Falconbridge, Noranda and Former Falconbridge contained in Part III of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") has been extracted without material amendment from the following sources:

1) *the Falconbridge Annual Information Form dated 22 March 2006;*

2) *Noranda's F80 SEC filing dated 8 June 2005;*

3) *Falconbridge's material public announcements issued and filed with the Canadian Securities Administrators between 31 December 2005 and 29 May 2006 (being the latest practicable date prior to the publication of the Circular);*

4) *Noranda's Management's Discussion and Analysis as disclosed in Noranda's 2003 Annual Report;*

5) *Noranda's Management's Discussion and Analysis as of 3 February 2005 as disclosed in Noranda's 2004 Annual Report;*

6) *Falconbridge's Management's Discussion and Analysis as of 22 February 2006 as disclosed in Falconbridge's 2005 Annual Report;*

7) *Falconbridge's Management's Discussion and Analysis as of 25 April 2006, as filed with the Canadian Securities Administrators on 1 May 2006; and*

8) *the audited financial statements of Falconbridge for the year ended 31 December 2005 as disclosed in Falconbridge's annual accounts for that period and the audited financial statements of Noranda for the years ended 31 December 2004 and 31 December 2003 as disclosed in Noranda's annual accounts for those periods,*

and has not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors.

The following information on the Falconbridge Group has been extracted without material amendment from Falconbridge's material public announcements issued and filed with the Canadian Securities Administrators between 29 May 2006 (being the latest practicable date prior to the publication of the Circular) and 19 July 2006 (being the latest practicable date prior to the publication of this document) and updates the information on the Falconbridge Group included in Part III – "Information on the Falconbridge Group" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"). It has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility" of this document.

On 31 May 2006, Falconbridge made the following public announcement:
"INCO AND FALCONBRIDGE IDENTIFY US$550 MILLION IN SYNERGIES

TORONTO, ONTARIO, May 31, 2006 – Falconbridge Limited announced today that Inco Limited today has indicated that Inco and Falconbridge operations personnel have now jointly identified the potential to realize estimated average annual pre-tax operating and corporate synergies of approximately US$550 million, an increase of US$200 million from the estimated synergies at the time of the announcement of the Falconbridge transaction.

This increase in the synergies estimate is attributable to developed improvements in the Inco-Falconbridge integration plan and to changes in commodity price assumptions as a result of the improved commodity market outlook since October 2005. The net present value of the estimated annual average pre-tax run-rate operating and corporate synergies of US$550 million, using a 7% discount rate, is approximately US$3.5 billion on an after-tax basis.

For more information, visit www.inco.com/newscentre/newsreleases/ to view Inco's press release.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) Falconbridge's assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) Falconbridge's future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) Falconbridge's expectations with respect to Falconbridge's development projects, and (vi) Falconbridge's production forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of Falconbridge's common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $550 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to

the date of this news release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information
This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 31 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE BOARD OF DIRECTORS REAFFIRMS SUPPORT FOR INCO OFFER

Toronto, Ontario, May 31, 2006 – Falconbridge Limited today announced that its Board of Directors has conducted its assessment of the offer by Xstrata plc ("Xstrata") to acquire the outstanding common shares of Falconbridge.

The assessment was completed with the assistance of external legal and financial advisors and focused on both the financial and non-financial aspects of the offer from Xstrata. Falconbridge's Board has decided to continue to endorse the Inco offer and recommends that Falconbridge shareholders tender their shares to the Inco offer.

Given the conditional nature of Xstrata's offer, including both the requirement for Xstrata to receive the approval of its own shareholders, which will not be obtained until the end of June at the earliest, and Investment Canada approval, significant conditions have yet to be satisfied that would permit the offer to proceed.

In addition, though Xstrata's bid is expressed to be for all Falconbridge shares, Xstrata has reserved the right to take up any number of shares tendered to it. When combined with its current holding of 20% of Falconbridge, the acquisition of a further small number of shares may well result in Xstrata acquiring effective control of Falconbridge without acquiring all of the shares.

The Falconbridge Board of Directors determined that Xstrata's offer is not a "superior proposal" under the terms of the Support Agreement entered into with Inco and will reaffirm its recommendation of the Inco bid in a Directors Circular responding to the Xstrata offer. The Directors Circular will be sent to shareholders in the near future.

"Clearly, one of the strengths of the Inco offer is that it gives Falconbridge shareholders almost 50% participation in the growth of the New Inco, a company that would have one the best portfolios of development projects in the base metals industry at a time when the fundamental outlook is so positive," said Derek Pannell, Falconbridge's Chief Executive Officer.

The Falconbridge Board remains committed to pursue the combination proposed by Inco and will be seeking the outstanding regulatory approvals from the U.S. Department of Justice and the European Commission.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) Falconbridge's assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) Falconbridge's future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) Falconbridge's expectations with respect to Falconbridge's development projects, and (vi) Falconbridge's production forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of Falconbridge's common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the estimated pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this news release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 6 June 2006, Falconbridge made the following public announcement:

"ONTARIO SECURITIES COMMISSION HEARING TO BE HELD ON FALCONBRIDGE LIMITED'S SHAREHOLDER RIGHTS PLAN

Toronto, Ontario, June 6, 2006 – Falconbridge Limited today announced that the Ontario Securities Commission will conduct a hearing on June 27, 2006, relating to the application by Xstrata plc to terminate Falconbridge's shareholder rights plan.

"Xstrata is asking securities regulators to permit it to acquire up to an additional 5% of Falconbridge shares in the market in an attempt to obtain a blocking position and end the current competitive bidding process," said Derek Pannell, Chief Executive Officer of Falconbridge. "We expect to demonstrate to the Ontario Securities Commission that this would not be in the best interests of Falconbridge shareholders."

Falconbridge implemented its rights plan on March 21, 2006. The plan is designed to ensure that any acquisition of control of Falconbridge occurs through a transaction whereby all Falconbridge shareholders are able to participate in any premium paid for control. The rights plan does not prevent an offer made to all shareholders for all their shares, and specifically allows a "permitted bid", which is a bid for all shares that contains an unwaivable condition that it will only proceed if a majority of shares not owned by the bidder are tendered to it.

On May 17, 2006, Xstrata announced an offer to acquire the outstanding common shares of Falconbridge. Xstrata chose not to make a permitted bid. Specifically the Xstrata offer includes a provision allowing it to waive the minimum level of acceptance by shareholders, giving Xstrata the option to acquire a small percentage of shares and gain effective control of Falconbridge without acquiring a majority of the shares.

The termination of the rights plan would immediately permit Xstrata to purchase an additional 5% of Falconbridge shares in the market and/or take up a small number of shares that might be tendered to it in its bid. In either case, this may well give Xstrata enough shares, together with their current 20% holding, to block a competing bid including the current offer from Inco.

On June 1, 2006, a senior executive of Xstrata was quoted in the Financial Times of London as saying that Falconbridge's shareholder rights plan "was irrelevant now" and that the "shareholders of Falconbridge will tender their shares to the

company that offers them the most value". Mr. Pannell commented: "This is in fact the way we see the process unfolding, but Xstrata's attempt to gain strategic advantage by knocking out our rights plan suggests a different agenda on their part. Their actions are not aligned with their words".

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) Falconbridge's assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) Falconbridge's future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) Falconbridge's expectations with respect to Falconbridge's development projects, and (vi) Falconbridge's production forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of Falconbridge's common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the estimated pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this news release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people

at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 7 June 2006, Falconbridge made the following public announcement:

"INCO AND FALCONBRIDGE PROVIDE UPDATE ON STATUS OF REGULATORY CLEARANCES OF INCO'S OFFER FOR FALCONBRIDGE LIMITED
AGREEMENT REACHED ON SALE OF FALCONBRIDGE
ASSETS AND RELATED OPERATIONS TO BE DIVESTED

TORONTO, June 7, 2006 – Falconbridge Limited and Inco Limited announced today that they have reached a definitive agreement with LionOre Mining International Ltd. covering the sale to LionOre of certain assets and related operations of Falconbridge. Inco and Falconbridge have been discussing with the U.S. Department of Justice (DOJ) and European Commission (the Commission) the assets and related operations that would be divested and the associated arrangements that would be necessary as the proposed remedy to address potential competition issues that the DOJ and the Commission have identified relating to Inco's pending acquisition of Falconbridge. The sale of these assets and related operations to LionOre will include Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility. In addition, the sale will include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The closing of this sale is conditioned on, and expected to be completed upon receipt of, the clearance by both the DOJ and the Commission of the pending acquisition of Falconbridge by Inco, as well as Inco taking up and paying for Falconbridge shares pursuant to its offer and certain other standard terms and conditions to closing.

The purchase price to be paid by LionOre for the assets and related operations to be sold is US$650 million, of which US$400 million will be in cash and US$250 million of LionOre common shares. This purchase price is subject to certain adjustments tied to changes in the final working capital levels of the operations to be sold to LionOre and certain other adjustments.

"We are pleased in having reached this agreement with LionOre," said Scott Hand, Chairman and CEO of Inco. "This is an important milestone in the regulatory clearance process and we look forward to completing this process so that the acquisition can be cleared by the U.S. Department of Justice and the European Commission."

Inco and Falconbridge understand that the DOJ and the Commission are currently and will be reviewing the final terms of the proposed remedy that they have been discussing with these regulatory agencies, including the terms of this sale to LionOre. Inco and Falconbridge currently expect that the DOJ and the Commission will advise them whether the acquisition

will be cleared based upon this sale to LionOre prior to the end of June 2006. Both companies believe that the competition issues that have been identified by the DOJ and the Commission are addressed by the agreements entered into covering this sale to LionOre. The parties will continue to cooperate with the DOJ and the Commission in connection with their respective final reviews of the terms of the remedy.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding Inco's offer to purchase all of the common shares of Falconbridge Limited and the sale of certain assets and related businesses of Falconbridge Limited as part of the regulatory clearance process of such offer, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process, reaching an agreement on any required remedy and the terms of the sale of certain assets and related operations to be divested as part of such clearance. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, that changes in the terms and conditions of sale of any assets and related operations to be divested may not be acceptable, and other risk factors listed from time to time in Inco's and Falconbridge's reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco's views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.

Important Legal Information

This release may be deemed to be solicitation material in respect of Inco's pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and amendments thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL AMENDMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION."

On 9 June 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE'S COMMON SHARE STOCK SYMBOL TO CHANGE ON THE TORONTO STOCK EXCHANGE "FAL.LV" TO BECOME "FAL" ON MONDAY JUNE 12th

TORONTO, JUNE 9, 2006 – Falconbridge Limited today announced that as of Monday June 12, 2006 Falconbridge's stock symbol for its common shares listed on the Toronto Stock Exchange (TSX) will be amended to "FAL". The new stock symbol, which drops the ".LV" suffix, was assigned by the Toronto Stock Exchange in light of its symbol extension program having been discontinued.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com."

On 21 June 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE LIMITED'S BRUNSWICK SMELTER EMPLOYEES RATIFY COLLECTIVE AGREEMENT

Belledune, New Brunswick, June 21, 2006 — Falconbridge Limited announced today that employees at Brunswick Smelter, members of United Steelworkers of America, Local 7085, have voted in favour of a new collective agreement. The previous agreement expired on February 28, 2006.

The new contract is a five-year agreement. Highlights of the agreement include:

- A definition of how seniority will apply and how pensions and severances will be provided to workers.
- Wage increases of 25 cents per hour for each year of the agreement.

- An increase in the basic pension from $47 per month per year of service to $52 in 2010.

"We are very pleased to have reached agreement with our employees," said Peter Hancock, General Manager Brunswick Smelter.

The Brunswick smelter, located approximately 30 kilometres north of Bathurst, New Brunswick, employs over 400 people, with approximately 300 being members of the USWA-Local 7085.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com."

On 22 June 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE TO OFFER TO ACQUIRE THE SHARES OF ITS SUBSIDIARY NOVICOURT INC. NOT ALREADY OWNED BY FALCONBRIDGE

TORONTO, June 22, 2006 – Falconbridge Limited announced today that it will offer to acquire by way of takeover bid all of the outstanding common shares of its subsidiary Novicourt Inc. ("Novicourt") that it does not already own (7,620,207 shares) at a cash offer price of Cdn$2.30 per Novicourt share. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt. The offer is subject to customary conditions, including the condition, which may not be waived by Falconbridge, that not less than 50% of the Novicourt shares that are the subject of the offer be tendered to the bid.

The offer is an insider bid under applicable securities laws. After Falconbridge advised the Novicourt Board of Directors on March 15, 2006 of its intention to make such an offer, a special committee comprised of independent directors of Novicourt (the "Special Committee") was formed to evaluate the Falconbridge proposal and supervise the preparation of a formal valuation of Novicourt. Upon receipt today of the Special Committee's recommendation and the formal valuation and fairness opinion of Orion Securities Inc., which states that in its opinion the Falconbridge offer is fair, from a financial point of view, to the Novicourt minority shareholders, the members of the Board of Directors of Novicourt (who are not related to Falconbridge) voted unanimously to recommend that Novicourt shareholders tender their shares to the Falconbridge offer.

The take-over bid circular is expected to be mailed to Novicourt's shareholders on or about June 30, 2006.

On successful completion of the bid, Falconbridge, if necessary, intends to initiate a second-step acquisition transaction for the remaining shares of Novicourt in order that Novicourt continue as a wholly-owned private company subsidiary of Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Falconbridge's intention to undertake a second step transaction if shares of Novicourt are taken-up and paid under this offer. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken with respect to the offer to acquire all of Novicourt's common shares; the approvals or clearances required to be obtained by Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge

anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this news release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements."

On 23 June 2006, Falconbridge made the following public announcement:
"INCO OBTAINS U.S. REGULATORY CLEARANCE OF OFFER FOR FALCONBRIDGE LIMITED
Update on European Commission Clearance

TORONTO, ONTARIO, June 23, 2006 — Falconbridge Limited announced today that it and Inco Limited have reached a definitive agreement with the U.S. Department of Justice (DOJ) on a remedy to address potential competition issues related to Inco's pending acquisition of Falconbridge and provide for the DOJ's clearance of this transaction.

The remedy consists of the sale to LionOre Mining International Ltd. of Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility. In addition, the sale will include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years.

Inco and Falconbridge have continued their discussions with the European Commission on the final terms of this same remedy. Inco and Falconbridge currently expect that the Commission will issue their decision on whether the acquisition will be cleared based upon this remedy by July 12, 2006 and believe that the transaction will be cleared by the Commission on the basis of this remedy.

For more information, visit www.inco.com/newscentre/newsreleases/ to view Inco's press release.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the sale of certain assets and related business of Falconbridge as part of the regulatory clearance process of such offer including statements regarding the anticipated timing of achievement of certain milestones in the regulatory clearance process, reaching an agreement on any required remedy and the terms of the sale of certain assets and related operations to be divested as part of such clearances. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the transaction with LionOre Mining International Ltd. being met and the transaction being completed in accordance with its terms.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this news release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These

factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 26 June 2006, Falconbridge, jointly with Phelps Dodge Corporation and Inco, made the following public announcement:

"PHELPS DODGE, INCO AND FALCONBRIDGE AGREE TO US$56 BILLION THREE-WAY COMBINATION, CREATING ONE OF WORLD'S LARGEST MINING COMPANIES

Transaction Creates World's Largest Nickel Producer and Largest Publicly Traded Copper Producer

Combines High-Quality, Long-Lived Assets in Regions with Low Geopolitical Risk and Strong Development Pipelines; Enhances Ability to Invest in Long-Term Growth

US$900 Million of Estimated Annual Synergies Expected by 2008; Combination Expected to Be Immediately Accretive to Cash Flow and Accretive to Earnings Per Share in 2008

Phelps Dodge Offer for Combined Inco/Falconbridge is Valued at C$80.13 Per Share; Agreement Enables Inco to Enhance Offer for Falconbridge to C$62.11 Per Share

Phelps Dodge Also Announces Up to US$5 Billion Share Repurchase Program

PHOENIX AND TORONTO, June 26, 2006 – Phelps Dodge Corporation, Inco Limited and Falconbridge Limited announced today they have agreed to combine in a US$56[1] billion transaction to create a North American-based mining company that is one of the world's largest. The new company will be named Phelps Dodge Inco Corporation.

Phelps Dodge Inco will be the world's leading nickel producer, the world's largest publicly traded copper producer and a leading producer of molybdenum and cobalt, and it will have a world-class portfolio of growth projects and exciting exploration opportunities. For the quarter ended March 31, 2006, the three companies had combined revenues of US$6.3 billion and EBITDA (earnings before interest, taxes, depreciation and amortization) of US$1.9 billion.

[1] Enterprise Value defined as equity value plus debt, preferred stock and minority interest less cash and investments in unconsolidated affiliates.

The corporate office and the new company's copper division will be headquartered in Phoenix. Inco Nickel, the new company's nickel division, will be headquartered in Toronto.

The Phelps Dodge board of directors also announced, as part of the transaction, a share repurchase program of up to US$5.0 billion to be commenced after closing.

Phelps Dodge Inco will have operations in more than 40 countries and will employ approximately 40,000 people globally. Phelps Dodge Inco will be listed on the New York Stock Exchange and will apply for a listing on the Toronto Stock Exchange. As a result of the three-way combination, Phelps Dodge Inco will have a significantly increased weighting in the S&P 500 Index. A Web site with detailed information on the transaction is available at www.phelpsdodgeinco.com.

J. Steven Whisler, chairman and chief executive officer of Phelps Dodge Corporation, said: "This transaction represents a unique opportunity in a rapidly consolidating industry to create a global leader based in North America – home of the world's deepest and most liquid capital markets. The combined company has one of the industry's most exciting portfolios of development projects, and the scale and management expertise to pursue their development successfully. The creation of this new company gives us the scale and diversification to manage cyclicality, stabilize earnings and increase shareholder returns. At the same time, we are committed to maintaining an investment-grade credit rating throughout the business cycle."

Scott M. Hand, chairman and chief executive officer of Inco, said: "This combination allows Inco's shareholders, in addition to receiving a substantial premium for their stock, to share in the significant synergies both from our agreed merger with Falconbridge and from the combination with Phelps Dodge, and it creates an opportunity for all three groups of shareholders to participate in an exciting, new, diversified industry leader. We believe the Phelps Dodge transaction delivers an excellent value proposition for our shareholders. The new Phelps Dodge Inco also will maintain a very strong commitment to and presence in Canada."

Derek Pannell, chief executive officer of Falconbridge, said: "This is an industry-redefining transaction. Phelps Dodge Inco will have the scale, diversification, market leadership, reserve position, growth profile and balance sheet necessary to create tremendous value for shareholders. It represents a significant premium to Falconbridge shareholders, with ongoing participation in the upside of the three-way combination. We believe this transaction represents a most compelling opportunity for all Falconbridge shareholders."

Terms of the Transaction

Under the terms of the transaction, Phelps Dodge will acquire all of the outstanding common shares of Inco for a combination of cash and common shares of Phelps Dodge having a value of C$80.13 per Inco share, based upon the closing price of Phelps Dodge stock and the closing US/Canadian dollar exchange rate on Friday, June 23, 2006. Each shareholder of Inco would receive 0.672 shares of Phelps Dodge stock plus C$17.50 per share in cash for each share of Inco stock. This represents a premium of 23 percent to Inco's market price as of close of trading on June 23 and a 19 percent premium to the value of the existing Teck Cominco Limited unsolicited offer for Inco.

Simultaneous with its entry into the combination agreement with Phelps Dodge, Inco has entered into an agreement with Falconbridge to increase its previously recommended offer for Falconbridge. Under the terms of this enhanced offer, Inco has increased the cash component of the offer from C$12.50 to C$17.50 and the exchange ratio from 0.524 shares of Inco for each share of Falconbridge to 0.55676 shares of Inco for each share of Falconbridge. The board of Falconbridge has unanimously agreed to recommend this revised offer and also approved an amendment of the Support Agreement with Inco to reflect the revised price.

Based upon the value of the consideration offered by Phelps Dodge for Inco of C$80.13 per share, the implied value of the revised agreed offer for Falconbridge including the increased cash component is C$62.11 per share, representing a 12 percent premium to Falconbridge's closing price on June 23, and an 18 percent premium to the existing Xstrata plc unsolicited offer for Falconbridge.

At Phelps Dodge's June 23 closing price of US$82.95, the total enterprise value of the acquisition by Phelps Dodge of the combined Inco and Falconbridge is approximately US$40 billion.

The acquisition of Falconbridge by Inco is subject to regulatory approvals and other customary closing conditions, and Inco's tender offer is expected to close in July. Inco anticipates conducting a second-stage transaction to acquire the remaining Falconbridge shares, which is expected to close in August. Upon the closing of the Phelps Dodge-Inco combination, shareholders of Falconbridge who have been issued Inco common shares in the Inco-Falconbridge transaction will be entitled to receive for those shares the same package of cash and Phelps Dodge shares as will other Inco shareholders.

Phelps Dodge strongly supports Inco's agreed offer for Falconbridge and has entered into a definitive agreement under which it will purchase up to US$3.0 billion of convertible subordinated notes issued by Inco to provide Inco with substantial additional liquidity at the time of its purchase of Falconbridge common shares and to satisfy related dissent rights, as needed. The convertible subordinated notes will only be funded in the event the Inco/Falconbridge combination is consummated. The instrument will be redeemable for cash at any time by Inco after the merger with Falconbridge and may be converted at any time beginning six months after issuance by Phelps Dodge at a conversion rate equal to 95 percent of the market value of Inco's common shares plus accrued interest of the security at the time of conversion. The instrument will bear an 8 percent PIK coupon. The issuance of the convertible subordinated notes will be subject to regulatory approval.

Phelps Dodge intends to complete its share repurchase program within the 12 months after closing of the Inco transaction in an amount equal to US$5 billion, less the amount of any convertible subordinated notes purchased by Phelps Dodge.

The transaction between Phelps Dodge and Inco is not conditioned upon the completion of the Inco and Falconbridge combination. Thus, in the event the Inco-Falconbridge merger is not completed, Inco shareholders will receive the same 0.672 shares of Phelps Dodge and C$17.50 per share in cash that they would have received in the proposed three-way combination. Should Inco not complete the Falconbridge transaction, the Phelps Dodge board of directors intends to execute the full US$5.0 billion share repurchase program within 12 months of closing a transaction with Inco.

Inco has agreed to pay a break-up fee to Phelps Dodge under certain circumstances of US$475 million on a stand-alone basis and US$925 million in conjunction with its combination with Falconbridge. Inco has also given Phelps Dodge certain other customary rights, including a right to match competing offers. Phelps Dodge has agreed to pay Inco a US$500 million break-up fee under certain circumstances.

Phelps Dodge has received financing commitments from Citigroup and HSBC that may be drawn upon to fund the contemplated transactions and the up to US$5.0 billion share repurchase program.

Inco has received additional financing commitments from Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada, and Bank of Nova Scotia in support of the increased cash component of its revised agreed offer for Falconbridge.

After completion of the transaction, current Phelps Dodge shareholders would own approximately 40 percent of Phelps Dodge Inco, current Inco shareholders would own approximately 31 percent, and current Falconbridge holders would own approximately 29 percent. The transaction, which is subject to Phelps Dodge and Inco shareholder approval, regulatory approvals and customary closing conditions, is expected to close in September 2006.

Delivering Significant Value to Shareholders Through Synergies and Growth

The combination of Phelps Dodge, Inco and Falconbridge is expected to result in total annual synergies of approximately US$900 million by 2008. This includes US$550 million in total expected annual synergies from the combination of Inco and Falconbridge.

The net present value of total synergies, at a 7.0 percent discount rate, is approximately US$5.8 billion after-tax.

The combination brings together three companies with unique, complementary skill sets. The synergies previously identified by Inco and Falconbridge will be generated in part by joint operation of facilities in the Sudbury Basin, where there are contiguous, interwoven mines and processing facilities. Consolidation of the district allows feed flow changes that result in production increases and cost reductions. Also, consolidation of management allows for the sharing of best practices.

The inclusion of Phelps Dodge enhances these synergies. Its three-year-old North American One Mine processes are an excellent blueprint for the consolidation of the Sudbury district. In addition, Phelps Dodge brings a focus on technology that can be applied to improve process recoveries and throughput in Sudbury and elsewhere. Also, the larger company will realize savings in procurement and supply-chain management because of its much larger size.

Based on these synergies, the combination is expected to be immediately accretive to cash flow and accretive to earnings per share in 2008, excluding integration and transaction costs.

The new, larger company will benefit from a strengthened financial position to take advantage of future growth opportunities. This increased financial strength, coupled with its combined assets and expertise, will enable it to pursue current and future development projects more effectively.

The combined company will have an impressive list of greenfield and brownfield projects and expansions. Those now in commissioning or in the late stages of construction include Voisey's Bay (nickel), Cerro Verde (copper/molybdenum) and Henderson (molybdenum). Other projects include Safford (copper), Tenke Fungurume (copper/cobalt), Climax

(molybdenum), Lomas Bayas (copper), Collahuasi (copper/molybdenum), El Morro (copper), El Pachon (copper), El Abra (copper), Goro (nickel), Koniambo (nickel), and Nickel Rim (nickel).

Management Team and Board of Directors

J. Steven Whisler, 51, chairman and chief executive officer of Phelps Dodge, will be chairman and chief executive officer of the new company. Scott M. Hand, 64, chairman and chief executive officer of Inco, will become vice chairman of Phelps Dodge Inco. Derek Pannell, 60, chief executive officer of Falconbridge, will become president: Inco Nickel and will head the new company's nickel, zinc and aluminum operations. Timothy R. Snider, 56, president and chief operating officer of Phelps Dodge, will hold the same position in the new company. Ramiro G. Peru, 50, executive vice president and chief financial officer of Phelps Dodge, will be the chief financial officer of the new company. Whisler, Snider and Peru will be based in Phoenix. Hand and Pannell will be based in Toronto.

The board of directors of the new company will be composed of 15 members, 11 from the board of Phelps Dodge and four from the boards of Inco and Falconbridge.

Benefits to Canada

Canada will derive benefits not only from the new Phelps Dodge Inco's scale and global reach, but its continuing strong commitment to Canada overall and the local communities in which it operates. As the largest mining company based in North America, Phelps Dodge Inco will have ready access to global capital markets and be well positioned to draw upon its leading market position, combined management teams, technical depth and the expertise of its collective workforce. In Canada, Phelps Dodge Inco will continue to pursue all major capital expenditure projects that Inco and Falconbridge have initiated.

Regarding Canadian employment, Phelps Dodge Inco will not lay off any employees at any of its Canadian operating companies for at least three years after the completion of the transaction, unless those employees are part of an already announced shutdown or reduction in workforce. Canadians will occupy a majority of management positions of the Canadian businesses at Phelps Dodge Inco. While there will be some head-office workforce reduction, as is natural in any such combination, Phelps Dodge Inco will provide severance and make available appropriate outplacement and/or counseling services. Phelps Dodge Inco has committed to establish the head office of the global nickel business in Toronto. The company will maintain a major nickel research and development facility in Canada, and continue all existing Canadian exploration activities for a period of at least three years. Additionally, Phelps Dodge Inco will abide by any practices or agreements engaged in by Inco or Falconbridge with provincial Canadian governments concerning the export or processing of intermediate ore products.

In local communities, Phelps Dodge Inco will maintain all community and educational programs currently in place. In Ontario, Manitoba, Newfoundland and Labrador, Quebec, and New Brunswick, Phelps Dodge Inco has committed to direct resources toward training, education and other initiatives with the specific goal of training potential new employees, as well as enhancing the resources and quality of training available to existing employees. The new company will also maintain and carry forward the practice of environmental protection established over many years by each company, as well as keeping an unwavering focus on worker health and safety.

A World Leader in Metals and Mining

The combined entity will have large-scale production capabilities, significant proven and probable reserves in all of its core commodities and a diversified asset base.

Copper

Pro-forma 2005 copper production for the combined entity was 3.4 billion pounds. Pro-forma 2005 copper revenues were US$11.13 billion. Phelps Dodge Inco will be the world's largest publicly traded copper corporation after the closing.

Nickel

Pro-forma 2005 nickel production for the combined entity was 738 million pounds. Pro-forma 2005 nickel revenues were US$5.8 billion. Upon closing of the transaction, Phelps Dodge Inco will be the world's largest nickel producer.

Molybdenum

Pro-forma 2005 molybdenum production for the combined entity was 68 million pounds. Proforma 2005 molybdenum revenues were US$1.89 billion. Phelps Dodge Inco will be the world's second largest producer of molybdenum.

Cobalt

Pro-forma 2005 cobalt production for the combined entity was 14 million pounds. Pro-forma 2005 cobalt revenues were US$210 million. Phelps Dodge Inco will be the world's third-largest producer of cobalt.

Webcast

Management of Phelps Dodge, Inco and Falconbridge will host a webcast for investors today at 9:00 a.m. eastern time, to discuss the details of the transaction. The webcast can be accessed at www.phelpsdodgeinco.com.

Phelps Dodge is one of the world's leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs 13,500 people worldwide.

Inco is a primary metals company. In business for 100 years, it is one of Canada's best-known companies and largest exporters. It employs 12,000 people around the world at mining operations, production facilities, a research center and through its marketing and sales network.

Falconbridge is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel ore bodies. It employs 14,500 people at its operations and offices in 18 countries.

Advisors and Counsel

Phelps Dodge is being advised by Citigroup Corporate and Investment Banking and by HSBC Securities. Phelps Dodge's counsel are Debevoise & Plimpton LLP and Heenan Blaikie LLP. Inco is being advised by Morgan Stanley, RBC Capital Markets and Goldman Sachs. Inco's counsel are *Sullivan & Cromwell and* Osler Hoskin & Hartcourt LLP. Falconbridge is being advised by CIBC World Markets. Falconbridge's counsel are McCarthy Tetrault LLP and Fried Frank Harris Shriver & Jacobson LLP.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the company's views as of any date subsequent to the date of this News Release. Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information
This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Forward-Looking Statements
These materials include "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) including statements regarding, among other things, the benefits of the combination with Inco and the combined company's plans, objectives, expectations and intentions. All statements other than historical information are forward-looking statements. These forward-looking statements are based on management's current beliefs and expectations, speak only as of the date made, and are subject to a number of significant risks and uncertainties that cannot be predicted or quantified and are beyond our control. Future developments and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this documents: (i) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (ii) the failure of Inco's shareholders to approve the plan of arrangement; (iii) the failure of Phelps Dodge's shareholders to authorize the issuance of Phelps Dodge common shares, the change of Phelps Dodge's name to Phelps Dodge Inco and an increase in the size of Phelps Dodge's board of directors as required under the combination agreement; (iv) the risks that the businesses of Phelps Dodge and Inco and/or Falconbridge will not be integrated successfully; (v) the risks that the cost savings, growth prospects and any other synergies from the combination may not be fully realized or may take longer to realize than expected; (vi) the combined company's inability to refinance indebtedness incurred in connection with the combination on favorable terms or at all; (vii) the possibility that Phelps Dodge will combine with Inco only; (viii) the possible impairment of goodwill and other long-lived assets resulting from the combination and the resulting impact on the combined company's assets and earnings; and (ix) additional factors that may affect future results of the combined company set forth in Phelps Dodge's, Inco's and Falconbridge's filings with the Securities and Exchange Commission, which filings are available at the SEC's Web Site at (www.sec.gov). Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Supplemental Data
These materials also include terms used to describe supplemental data. Any such data or terms are not a substitute for any U.S. generally accepted accounting principle measure and should be evaluated within the context of our U.S. GAAP results. Any such references may not be comparable to similarly titled measures reported by other companies. As required by Regulation G, we have posted on our Web Site – www.phelpsdodgeinco.com – a full reconciliation of non-GAAP financial measures to U.S. GAAP financial measures. Unless otherwise indicated, all information in this news release relating to Phelps Dodge is on a post-FIN-46 basis (i.e., Candelaria and El Abra are fully consolidated with minority interests shown separately rather than a pro rata consolidation).

NOTE: In connection with the proposed combination, Phelps Dodge Corporation ("Phelps Dodge") intends to file a preliminary proxy statement on Schedule 14A with the SEC. Investors are urged to read the proxy statement (including all amendments and supplements to it) when it is filed because it contains important

information. Investors may obtain free copies of the proxy statement, as well as other filings containing information about Phelps Dodge, Inco and Falconbridge, without charge, at the SEC's Web site (www.sec.gov). Copies of Phelps Dodge's filings may also be obtained without charge from Phelps Dodge at Phelps Dodge's Web site (www.phelpsdodge.com) or by directing a request to Phelps Dodge, One North Central Avenue, Phoenix, Arizona 85004-4415, Attention: Assistant General Counsel and Corporate Secretary (602) 366-8100."

On 29 June 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE OPPOSES XSTRATA APPLICATION TO SUPERIOR COURT

Toronto, Ontario – June 29, 2006 – Falconbridge Limited announced today that it intends to aggressively oppose an Application to the Superior Court of Justice that was filed by Xstrata against Falconbridge. The Application was filed on June 28, just one day after Xstrata had argued before the Ontario Securities Commission to have Falconbridge's shareholder rights protection plan terminated.

Xstrata's Application to the Court demands that Falconbridge be forced to call an early Annual General Meeting of Shareholders on the basis of alleged violations of the Ontario Business Corporations Act ("OBCA") by Falconbridge. Falconbridge had previously received approval from the TSX to hold its Annual General Meeting on October 9, 2006 in accordance with the provisions of the rules of the TSX.

"In our view this is yet another attempt by Xstrata to avoid the fair and open auction process currently underway for Falconbridge. We remain committed to acting in the best interests of all Falconbridge shareholders," said Derek Pannell, Chief Executive Officer of Falconbridge Limited.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at *www.falconbridge.com*.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this News Release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 30 June 2006, Falconbridge made the following public announcement:
"SUPERIOR COURT DISMISSES XSTRATA APPLICATION

Toronto, Ontario, June 30, 2006 – Falconbridge Limited announced today that the Ontario Superior Court of Justice has dismissed an Application filed by Xstrata alleging violations to the Ontario Business Corporations Act ("OBCA") by Falconbridge.

In its ruling, the Superior Court confirmed that Falconbridge had acted in accordance with the OBCA. As a result, the court upheld Falconbridge's decision to hold its Annual General Meeting no later than October 9, 2006, in accordance with the provisions of the rules of the TSX.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this News Release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that

forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 30 June 2006, Falconbridge made the following public announcement:

"ONTARIO SECURITIES COMMISSION ISSUES ORDER ON XSTRATA PLC APPLICATION CONCERNING FALCONBRIDGE'S SHAREHOLDER RIGHTS PLAN

Toronto, Ontario, June 30, 2006 – Falconbridge Limited today announced that the Ontario Securities Commission issued an order stating that the Falconbridge Shareholder Rights Plan will remain in place until the earlier of Xstrata plc obtaining a majority of the outstanding common shares of Falconbridge it does not already own or July 28, 2006.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to

consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this News Release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 4 July 2006, Falconbridge made the following public announcement:

"CLEARANCE BY EUROPEAN COMMISSION REMOVES FINAL REGULATORY CONDITION TO INCO'S ACQUISITION OF FALCONBRIDGE

Toronto, July 4, 2006 – Falconbridge Limited today announced that the proposed acquisition by Inco Limited of Falconbridge has been cleared by the European Commission ("Commission"). In a news release, Inco indicated that it has therefore satisfied the final outstanding regulatory condition to the acquisition, and Falconbridge shareholders may tender their shares to Inco's enhanced offer announced on June 26, 2006, and which expires on July 13, 2006. The Inco offer has been recommended to Falconbridge shareholders by the Board of Directors of Falconbridge.

The regulatory clearance, set forth in a decision issued by the Commission, is structured on the same remedy agreed upon with the U.S. Department of Justice. This remedy is outlined in a Falconbridge news release distributed June 7, 2006, and available at www.falconbridge.com/newsroom/press releases.

For more information, visit www.inco.com/newscentre/newsreleases/ to view Inco's press release.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 4 July 2006, Falconbridge also made the following public announcement:
"FALCONBRIDGE ANNOUNCES WEBCAST OF SECOND QUARTER 2006 FINANCIAL RESULTS CONFERENCE CALL

TORONTO, July 4, 2006 – Falconbridge Limited announced today that it will webcast on a live, listen-only basis, its second quarter financial results conference call on Monday July 24, 2006 at 1:00 p.m. EDT. The results for Falconbridge will be released via CCNMatthews on Monday July 24, 2006 before markets open.

During the meeting, senior management from Falconbridge will review second quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Relations" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com."

On 7 July 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE REITERATES RECOMMENDATION TO SHAREHOLDERS

- *XSTRATA FAILED TO IMPROVE ITS OFFER*
- *SHAREHOLDERS URGED TO TENDER TO SUPERIOR INCO OFFER*

Toronto, Ontario, July 7, 2006 – Falconbridge Limited today reiterated its recommendation of Inco Limited's superior offer to acquire Falconbridge and urged shareholders to tender their shares to the Inco offer. This is in response to Xstrata's announcement on July 7 that it has extended its current offer for Falconbridge without increasing its price.

"Falconbridge's Board of Directors continues to endorse the Inco offer, which has an implied value of Cdn$59.02 per share, compared to the Xstrata offer of Cdn$52.50," said Derek Pannell, Chief Executive Officer of Falconbridge. "We do not understand Xstrata's decision to extend its conditional offer without increasing its dollar value. Our only conclusion is that Xstrata intends to draw out the process beyond July 28, 2006 and ultimately attempt to acquire control of Falconbridge

through a creeping takeover. We believe the best option for shareholders is to tender to the superior offer on the table from Inco, which has already obtained all necessary regulatory approvals."

INCO OFFER – Superior offer with implied value of $59.02

Inco Limited's offer for all outstanding Falconbridge shares will expire at 8:00 p.m., Toronto time on Thursday July 13, 2006. Assuming full pro-ration, the consideration payable under their offer is Cdn$17.50 plus 0.55676 Inco common shares for each Falconbridge common share.

The implied value of this offer is Cdn$59.02 per Falconbridge share, based on Inco's closing price on the Toronto Stock Exchange on Friday, July 7, 2006.

In its Directors' Circular dated June 26, 2006, the Board of Directors of Falconbridge has recommended that Falconbridge shareholders tender their shares to the Inco offer. This offer has received all necessary regulatory approvals and remains conditional on Falconbridge shareholders tendering a minimum of 66⅔% of Falconbridge shares to the offer (which condition can only be waived by extending the offer's expiry date).

"The combination of Falconbridge with Inco will deliver excellent value to shareholders and result in the creation of an outstanding base metals company with tremendous potential for further value creation. Falconbridge shareholders will own approximately 50% of the Inco/Falconbridge combined company and will have the opportunity to participate in this potential as shareholders of the new Inco," said Pannell. "The subsequent opportunity presented by the friendly Phelps Dodge offer will provide a further opportunity to participate as shareholders in Phelps Dodge Inco, a top tier mining company."

Shareholders are urged to contact their brokers or investment advisors immediately to begin the tender process to the Inco offer.

XSTRATA OFFER – Xstrata fails to improve offer

On July 7, Xstrata extended its offer for Falconbridge to July 21, 2006, but did not improve the Cdn$52.50 per share offer for Falconbridge. Although Xstrata's bid is expressed to be for all Falconbridge shares, Xstrata continues to reserve the right to take up any number of shares tendered to it. Therefore, under Falconbridge's shareholders rights plan, the Xstrata bid is not considered a permitted bid and any shares tendered to this bid could not be taken up without triggering the dilutive effects of the rights plan until July 28, 2006.

The bid remains conditional on the approval of Investment Canada and on the elimination of the Falconbridge shareholders rights plan, neither of which are expected to occur prior to July 21, 2006.

"Xstrata's reluctance to accept a negotiated standstill agreement in the fall of 2005, their attempt to have the Ontario Securities Commission strike down the shareholders rights plan on June 27, and their attempt to force an early Annual General Meeting of Falconbridge shareholders are all consistent with its intention to creep," said Pannell. "The two-week extension announced today without a price improvement is another attempt to push this process towards the date when the shareholders rights plan falls away and Xstrata can creep by executing small market purchases. Falconbridge believes this strategy is a deliberate attempt to frustrate the competitive auction process to the detriment of the present superior Inco offer."

SHAREHOLDERS RIGHTS PLAN

The expiry of Falconbridge shareholders rights plan occurs on July 28, 2006 in accordance with the ruling of the OSC. Falconbridge's rights plan ensures that any acquisition of control of Falconbridge occurs through a transaction where an offer is made to all shareholders for all their shares. Falconbridge's shareholder rights plan will terminate on the earlier of (a) Inco acquiring a majority of Falconbridge common shares, (b) Xstrata acquiring a majority of the outstanding Falconbridge common shares not currently owned by Xstrata or a related party or (c) July 28, 2006.

After July 28, 2006, Xstrata would be permitted to acquire in the market, at any price, up to 5% of the outstanding Falconbridge common shares and/or take up a small number of shares that might be tendered to it in its bid. In either case, this may well give Xstrata enough shares, together with its current 20% holding, to frustrate a competing bid including the current offer from Inco and to end the current competitive auction process underway for Falconbridge.

"We continue to support a process in which any acquisition of Falconbridge occurs through a transaction in which all Falconbridge shareholders are able to participate in any premium paid for control and we continue to believe that only the Inco offer currently provides this to shareholders," said Pannell.

FALCONBRIDGE BOARD RECOMMENDATION

"The recommendation of the Falconbridge board remains that the shareholders of Falconbridge tender their to the Inco offer which expires on July 13, 2006. If shareholders wish to speculate that the conditional offer of Xstrata will represent higher value for them that is their prerogative, but they should be aware of the implications of extending the process beyond July 28, 2006 when Xstrata will be able to acquire further Falconbridge shares through market purchases, without any obligation to further extend or enhance its offer to shareholders," said Pannell.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 11 July 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE RESPONDS TO ANNOUNCEMENT BY XSTRATA

Toronto, Ontario, July 11, 2006 – Falconbridge Limited is reviewing the implications of the press release issued today by Xstrata plc indicating that Xstrata intends to increase its offer to purchase for $59 cash per share all of the outstanding common shares of Falconbridge.

The Falconbridge Board of Directors will evaluate the terms of the offer and provide Falconbridge shareholders with a formal response as soon as it has completed its analysis.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com."

On 13 July 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE RESPONDS TO REVISED OFFERS

Toronto, Ontario, July 13, 2006 – Falconbridge Limited is reviewing the details of Inco Limited's announcement indicating that Inco intends to extend its offer to Falconbridge shareholders. The revised offer will expire on July 24, 2006.

The Falconbridge Board of Directors, which is also currently reviewing the revised Xstrata offer, will evaluate the terms of the revised Inco offer and provide Falconbridge shareholders with a formal recommendation as soon as it has completed its analysis.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this News Release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

On 16 July 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE LIMITED DECLARES SPECIAL DIVIDEND OF C$0.75 PER COMMON SHARE

Toronto, Ontario, July 16, 2006 – The Board of Directors of Falconbridge Limited today declared a special dividend of C$0.75 per common share payable on August 10, 2006 to shareholders of record at close of business on July 26, 2006. The special dividend will be paid regardless of the outcome of the offers to acquire the common shares of Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com."

On 16 July 2006, Falconbridge, jointly with Phelps Dodge and Inco, made the following public announcement:

"INCO ENHANCES OFFER FOR FALCONBRIDGE

Phoenix, Arizona and Toronto, Ontario, July 17, 2006 – Phelps Dodge Corp., Inco Ltd. and Falconbridge Ltd. announced today that all three companies have taken action to improve the terms of their three-way combination. Phelps Dodge has increased the cash portion of the consideration to be paid to the shareholders of Inco in the combination of Phelps Dodge and Inco by C$2.75 per Inco share. Inco has increased the cash portion of its offer to purchase all outstanding common shares of Falconbridge by C$1.00 per Falconbridge share, and the Falconbridge board of directors has declared a special cash dividend of C$0.75 per Falconbridge common share.

Improved Terms

Under the improved terms, Phelps Dodge will acquire all outstanding common shares of Inco for a combination of cash and common shares of Phelps Dodge having a value of C$80.70 per Inco share, based upon the closing price of Phelps Dodge stock and the closing U.S./Canadian dollar exchange rate on Friday, July 14, 2006. Shareholders of Inco will receive 0.672 shares of Phelps Dodge stock plus C$20.25 per share in cash for each share of Inco stock. This represents a premium of 7.8 percent to Inco's market price as of close of trading on July 14 and a premium of 23.7 percent to Inco's market price as of the close of trading on June 23, the last trading day before the announcement of the combination of Phelps Dodge, Inco and Falconbridge.

Under its enhanced bid for Falconbridge, Inco is now offering C$18.50 plus 0.55676 shares of Inco for each share of Falconbridge, assuming full proration of the consideration. With the completion of both transactions, Falconbridge shareholders would receive an implied total consideration on a "look-through" basis of C$63.43 per Falconbridge common share, consisting of: (a) C$29.77 in cash; and (b) 0.3741 of a Phelps Dodge Inco Corp. common share (based on the closing price of the Phelps Dodge common shares on the New York Stock Exchange and applicable U.S. Federal Reserve U.S.-Canadian dollar exchange rates on July 14, 2006).

Falconbridge Special Dividend

In order to further increase the value received by Falconbridge shareholders, the board of Falconbridge declared a special cash dividend of C$0.75 per Falconbridge share payable on Aug. 10, 2006, to common shareholders of record at the close of business on July 26, 2006. The Falconbridge board also has unanimously determined that Inco's amended offer for the shares of Falconbridge is superior to the unsolicited offer by Xstrata and unanimously recommends that Falconbridge shareholders accept the Inco offer.

Reduction in Minimum Tender Condition

In addition, Inco has reduced the minimum condition in its offer for Falconbridge from two thirds of the outstanding shares of Falconbridge to 50.01 percent of such outstanding shares on a fully diluted basis. Phelps Dodge and Inco also amended their Combination Agreement so that the combination of Phelps Dodge and Inco may be consummated before the acquisition by Inco of 100 percent of Falconbridge. Inco's amended offer for Falconbridge will expire on July 27, 2006.

The three-way combination of Phelps Dodge, Inco and Falconbridge will create one of the world's leading mining companies and the largest based in North America. Phelps Dodge Inco will be the world's leading nickel producer, the largest publicly traded copper producer and a leading producer of molybdenum and cobalt.

As part of the transaction, Phelps Dodge expects to repurchase up to US$5.0 billion of its shares in the 12 months after closing.

J. Steven Whisler, chairman and chief executive officer of Phelps Dodge, said: "We strongly believe the combination of Phelps Dodge, Inco and Falconbridge represents a unique value-creation opportunity for the shareholders of all three companies. There's no question that the value of the enhanced Inco offer for Falconbridge is superior to the unsolicited

offer by Xstrata. In addition to the value inherent in the offer, the Falconbridge shareholders will have the ability to participate in the upside resulting from the three-way combination through their ownership of almost 30 percent of the combined company, which includes a 30 percent share in the $900 million of expected annual synergies, which in total have a net present value of approximately $5.8 billion."

Scott Hand, chairman and chief executive officer of Inco, said: "Today's actions demonstrate our shared commitment to create the leading North American-based mining company and a global powerhouse in copper and nickel. That's great news for our shareholders, for our employees, for our communities and for Canada."

Derek Pannell, chief executive officer of Falconbridge, said: "We are pleased with the actions taken today by Phelps Dodge and Inco and by their affirmation of the value of Falconbridge. The special dividend declared by our board today further enhances the expected return to our shareholders. We are confident our shareholders will see the value in the combination of these three companies to create Phelps Dodge Inco."

All required regulatory approvals for Inco's acquisition of Falconbridge have been received. Phelps Dodge's offer to acquire Inco is expected to close in September, subject to Phelps Dodge and Inco shareholder approval, regulatory approvals and customary closing conditions.

Phelps Dodge is one of the world's leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs 13,500 people worldwide.

Inco is a primary metals company and the world's second largest producer of nickel. It employs 12,000 people around the world at mining operations, production facilities, a research center and through its marketing and sales network.

Falconbridge is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel ore bodies. It employs 14,500 people at its operations and offices in 18 countries.

Webcast

Management of Phelps Dodge, Inco and Falconbridge will host a webcast for investors at 9:00 a.m. eastern time Monday, July 17, to discuss the details of the transaction. The webcast can be accessed at www.phelpsdodgeinco.com.

Forward-Looking Statements

These materials include "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) including statements regarding, among other things, the benefits of the combination with Inco and the combined company's plans, objectives, expectations and intentions. All statements other than historical information are forward-looking statements. These forward-looking statements are based on management's current beliefs and expectations, speak only as of the date made, and are subject to a number of significant risks and uncertainties that cannot be predicted or quantified and are beyond our control. Future developments and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this documents: (i) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (ii) the failure of Inco's shareholders to approve the plan of arrangement; (iii) the failure of Phelps Dodge's shareholders to authorize the issuance of Phelps Dodge common shares, the change of Phelps Dodge's name to Phelps Dodge Inco and an increase in the size of Phelps Dodge's board of directors as required under the combination agreement; (iv) the risks that the businesses of Phelps Dodge and Inco and/or Falconbridge will not be integrated successfully; (v) the risks that the cost savings, growth prospects and any other synergies from the combination may not be fully realized or may take longer to realize than expected; (vi) the combined company's inability to refinance indebtedness incurred in connection with the combination on favorable terms or at all; (vii) the possibility that Phelps Dodge will combine with Inco only; (viii) the possible impairment of goodwill and other long-lived assets resulting from the combination and the resulting impact on the combined company's assets and earnings; and (ix) additional factors that may affect future results of the combined company set forth in Phelps Dodge's, Inco's and Falconbridge's filings with the Securities and Exchange Commission, which filings are available at the SEC's Web Site at (www.sec.gov). Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Note: In connection with the proposed combination, Phelps Dodge Corporation ("Phelps Dodge") has filed a preliminary proxy statement on Schedule 14A with the SEC. Investors are urged to read the definitive proxy statement (including all

amendments and supplements to it) because it contains important information. Investors may obtain free copies of the definitive proxy statement when it is filed, as well as other filings containing information about Phelps Dodge, Inco and Falconbridge, without charge, at the SEC's Web site (www.sec.gov). Copies of Phelps Dodge's filings may also be obtained without charge from Phelps Dodge at Phelps Dodge's Web site (www.phelpsdodge.com) or by directing a request to Phelps Dodge, One North Central Avenue, Phoenix, Arizona 85004-4415, Attention: Assistant General Counsel and Corporate Secretary (602) 366-8100.

Important Legal Information

This communication may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the "SEC"), on October 24, 2005, and July 14, 2006, registration statements on Form F-8, which include Inco's offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.

Investors and security holders are urged to read the registration statements and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information.

Investors and security holders are urged to read Inco's solicitation/recommendation statement on schedule 14D-9 that Inco filed with the SEC on May 31, 2006, and any amendments Inco may file thereto, as it contains, and such amendments, if any, will contain, important information regarding Teck Cominco's proposed combination with Inco.

This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco's proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. We urge investors to carefully read the management information circular, and any amendments Inco may file thereto, when it becomes available because it, and any such amendments, if any, will contain important information about Inco, Phelps Dodge and the proposed combination. We urge investors to carefully read the Proxy Statement, and any amendments Phelps Dodge may file thereto, because it and such amendments, if any, will contain important information about Inco, Phelps Dodge and Inco's proposed combination with Phelps Dodge.

Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco's proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco's and Phelps Dodge's executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.

Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statement, the Solicitation/Recommendation Statement and Inco's, Falconbridge's and Phelps Dodge's other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC's web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco's media or investor relations departments and copies of Phelps Dodge's filings may be obtained without charge from Phelps Dodge at Phelps Dodge's Web site (www.phelpsdodge.com) or by directing a request to Phelps Dodge, One North Central Avenue, Phoenix, Arizona 85004-4415, Attention: Assistant General Counsel and Corporate Secretary (602) 366-8100."

On 19 July 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE RESPONDS TO REVISED XSTRATA OFFER

TORONTO, ONTARIO, July 19, 2006 — Falconbridge Limited is reviewing the details of Xstrata plc's announcement indicating that it intends to increase its offer for Falconbridge to C$62.50 per common share in cash and waive the minimum tender condition. Under the terms of the offer, the Falconbridge shareholders will also receive the special cash dividend of C$0.75 per common share declared by Falconbridge on July 16, 2006, representing total proceeds of C$63.25

per Falconbridge common share. The revised Xstrata offer will expire on August 14, 2006 and is subject to approvals from Xstrata shareholders and Investment Canada.

The Falconbridge Board of Directors will evaluate the terms of the revised Xstrata offer and provide Falconbridge shareholders with a formal recommendation as soon as it has completed its analysis.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FORWARD LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond Falconbridge's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this News Release. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com."

This is the end of the section including Falconbridge's material public announcements issued and filed with the Canadian Securities Administrators between 29 May 2006 (being the latest practicable date prior to the publication of the Circular) and 19 July 2006 (being the latest practicable date prior to the publication of this document).

Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group

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Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group

The information set out in Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" has been incorporated by reference into this Part IV as described in the section of this document headed "Relevant Documentation". Such information should be read as supplemented by the following information. Such information should also be read in conjunction with paragraph 8.1(b) of Part VI – "Additional Information – Material contracts" of this document, which sets out details of the New Debt Underwriting Letter entered into in connection with funding the increased cash consideration that will be payable by the Offeror under the Increased Xstrata Offer if it is successful.

To the extent that the Falconbridge Special Dividend is paid by Falconbridge, Falconbridge's cash will decrease and the amount of Falconbridge net debt assumed by Xstrata on completion of the Proposed Acquisition will increase by a corresponding amount of any such payment. Xstrata estimates, based on publicly available information, that the amount to be paid in respect of the Falconbridge Special Dividend is up to approximately C$285 million (approximately US$251 million) using the weighted average number of Falconbridge Shares of approximately 379,774,000 on a fully-diluted basis for the month ended 30 April 2006. To the extent that the Falconbridge Special Dividend is paid by Falconbridge, Xstrata's cash balance and dividend income would increase by an amount equal to the aggregate Falconbridge Special Dividend received by the Xstrata Group in respect of its holding of Falconbridge Shares at the record time.

Whilst it is Xstrata's intention to secure 100% of the Falconbridge Shares, by amending and subsequently deleting the Minimum Tender Condition under the original Xstrata Offer under the First Xstrata Notice of Variation and the Second Xstrata Notice of Variation, the Offeror may acquire any number of Falconbridge Shares tendered to the Xstrata Offer.

Paragraph 2.2 of Part IV - "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group - Impact of the Proposed Acquisition on the assets, liabilities and earnings of the Enlarged Group - Acquisition of Falconbridge" of the Circular (which has been incorporated by reference into this Part IV as described in the section of this document headed "Relevant Documentation") outlined the expected impact the Proposed Acquisition would have on the Xstrata Group assuming that the Xstrata Group acquired a controlling interest in Falconbridge. Following the deletion of the Minimum Tender Condition, there is a possibility that the Proposed Acquisition may result in the Xstrata Group acquiring a minority stake in excess of 19.8% (the Xstrata Group's existing interest in Falconbridge) but less than a controlling interest (greater than 50%). In such circumstances, Xstrata would equity account for its investment in Falconbridge as an associate, whereby the Xstrata Group's initial investment would be recorded at cost and then adjusted by the Xstrata Group's share of the profit or loss of Falconbridge for each period.

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Part V

Principal Terms of the Proposed Acquisition

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The summary of the principal terms of the Xstrata Offer in Part VI – "Principal Terms of the Proposed Acquisition" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and the following summary of the principal terms of the Increased Xstrata Offer, and the other information in the Circular and this document in respect of the original Xstrata Offer and the Increased Xstrata Offer, are subject in their entirety to the actual terms and conditions set out in the Offer Document as amended and varied by the Variation Documents.

The information set out in Part V – "Principal Terms of the Proposed Acquisition" has been incorporated by reference into this Part V as described in the section of this document headed "Relevant Documentation". Such information should be read as applying to the Increased Xstrata Offer as supplemented and amended by the following information:

The Increased Xstrata Offer

The Offeror is offering, upon and subject to the terms and conditions of the Xstrata Offer, to purchase at a price of C$62.50 in cash all of the issued and outstanding Falconbridge Shares, together with the associated SRP Rights, other than any Falconbridge Shares owned directly or indirectly by the Xstrata Group, and including Falconbridge Shares that may become issued and outstanding after the date of the Xstrata Offer, but before the Expiry Time, upon the conversion, exchange or exercise of any Falconbridge convertible securities (other than SRP Rights).

Under the Second Xstrata Notice of Variation, the Offeror will amend the Xstrata Offer to provide that the consideration under the Xstrata Offer will not be reduced by the amount of the Falconbridge Special Dividend. Prior to these amendments, any distributions (other than regular dividends) declared on and after the date of the original Xstrata Offer (18 May 2006) would be assigned by the tendering Falconbridge Shareholder to the Offeror. The C$62.50 per Falconbridge Share to be offered by the Offeror under the Increased Xstrata Offer, together with the Falconbridge Special Dividend, if and when paid by Falconbridge, would result in a combined amount of C$63.25 cash per Falconbridge Share being paid to holders of Falconbridge Shares that hold Falconbridge Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Falconbridge Shares under the Xstrata Offer. Falconbridge Shareholders of record on 26 July 2006 will be entitled to receive the Falconbridge Special Dividend irrespective of whether they tender their Falconbridge Shares to the Xstrata Offer.

Duration of the Xstrata Offer

The Xstrata Offer is open for acceptance until 8.00 p.m. (Toronto time) on 14 August 2006, or such later or earlier time or times and date or dates as may be fixed by the Offeror from time to time pursuant to the Offer Document (as amended and varied by the Variation Documents), unless the Xstrata Offer is withdrawn in accordance with its terms by the Offeror.

Conditions of the Xstrata Offer

Notwithstanding any other provision of the Xstrata Offer and subject to applicable laws, under the terms of the Offer Document (as amended and varied by the Variation Documents), the Offeror will have the right to withdraw or terminate the Xstrata Offer (or amend the Xstrata Offer to postpone taking up and paying for any Falconbridge Shares deposited under the Xstrata Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Xstrata Offer is open and postpone taking up and paying for, any Falconbridge Shares deposited under the Xstrata Offer, unless all of the conditions set out in Part V – "Principal Terms of the Proposed Acquisition Conditions of the Xstrata Offer" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"), subject to the following amendments, are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) the variation under the First Xstrata Notice of Variation of the Minimum Tender Condition to delete part (i) of that condition requiring there to have been validly deposited under the Xstrata Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares that, together with Falconbridge Shares held by the Offeror and its affiliates (as defined in the OSA), constitutes at least 66⅔% of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis), so that the Minimum Tender Condition as amended only requires there to have been validly deposited under the Xstrata Offer and not withdrawn at the Expiry Time at least a majority of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27;

(b) the deletion under the Second Xstrata Notice of Variation of the Minimum Tender Condition (as previously amended under the First Xstrata Notice of Variation) to delete the condition described in paragraph (a) of Part V – "Principal Terms of the Proposed Acquisition – Conditions of the Xstrata Offer" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation" and as supplemented and amended by the information in this Part V), so that the Xstrata Offer is not conditional on any minimum number of Falconbridge Shares being deposited. Subject to applicable laws and the satisfaction or waiver of each condition of the Xstrata Offer, the Offeror may, in its discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Falconbridge Shares have expired, take up and pay for all such Falconbridge Shares then deposited under the Xstrata Offer and the Offeror shall take up and pay for all additional Falconbridge Shares validly deposited under the Xstrata Offer thereafter not later than 10 days after such deposit; and

(c) the variation under the Second Xstrata Notice of Variation of the condition described in paragraph (l) of Part V – "Principal Terms of the Proposed Acquisition – Conditions of the Xstrata Offer" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation" and as supplemented and amended by the information in this Part V), so that such condition, as amended, requires that Xstrata Shareholders shall have approved the acquisition of Falconbridge Shares pursuant to the Increased Xstrata Offer.

Each of the conditions described in paragraphs (d)(i), (d)(ii) and (d)(iii) of Part V – "Principal Terms of the Proposed Acquisition – Conditions of the Xstrata Offer" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation" and as supplemented and amended by the information in this Part V) has been satisfied following the issue of an ARC by the Canadian Commissioner of Competition in respect of the purchase of the Falconbridge Shares by the Offeror, expiry of the applicable waiting period under the HSR Act with respect to the Xstrata Offer and approval of the Xstrata Offer under the EC Merger Regulation.

The conditions of the Xstrata Offer are for the sole benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other right which the Offeror may have. The failure by the Offeror at any time to exercise any of the rights in respect of the Xstrata Offer shall not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the conditions of the Xstrata Offer shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Xstrata Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the depositary of the Xstrata Offer at its principal office in the City of Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the depositary of the Xstrata Offer as soon as practicable thereafter to notify the Falconbridge Shareholders in the manner set forth in the Offer Document (as amended and varied by the Variation Documents and in accordance with applicable law) and will provide a copy of the aforementioned notice to the TSX and the NYSE. If the Xstrata Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Falconbridge Shares deposited under the Xstrata Offer.

Part VI
Additional Information

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Additional Information

1. Responsibility

The Directors, whose names are set out in the header of the letter in Part I – "Letter from the Chairman" of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors confirm that the information relating to the Falconbridge Group, which has been sourced from information included in public documents filed by the Falconbridge Group, has been accurately reproduced from those sources and, as far as the Company is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2. Directors', Senior Executives' and others' interests

The information set out in paragraph 2 of Part VI – "Additional Information - Directors', Senior Executives' and others' interests" (excluding paragraph 2.4 – "Interests of major shareholders") has been incorporated by reference into this paragraph 2 as described in the section of this document headed "Relevant Documentation". Such information should be read as supplemented and, where relevant, amended by the following information:

Interests of major shareholders

Interests for the purposes of the Companies Act

Insofar as is known to Xstrata, the name of each person who, directly or indirectly, has an interest in Xstrata's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such person's interest, as at 19 July 2006 (being the latest practicable date prior to the publication of this document) are as follows:

	Ordinary Shares	
Name	**No.**	**%**
Credit Suisse Securities (Europe) Limited[1]	151,975,911	21.56
Glencore International AG[1]	101,040,400	14.34
AXA Investment Managers UK Limited[2]	2,168,783	0.31

[1] As a result of their participation in a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Xstrata Group's acquisition of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the associated rights issue, Glencore International, CSFB Equities and CSSEL are jointly interested in 253,016,311 Ordinary Shares, representing approximately 35.90% of the current issued ordinary share capital of the Company. In addition to the interests of CSFB Equities and CSSEL, Xstrata has been informed by Credit Suisse that: (i) an additional 360,072 Ordinary Shares, representing approximately 0.05% of the current issued ordinary share capital of the Company, were in the course of settlement at the relevant time in the notification and the registered holder of such Ordinary Shares was not known; and (ii) Credit Suisse International has interests in a further 10,406,083 Ordinary Shares, representing approximately 1.48% of the current issued ordinary share capital of the Company.

[2] AXA Investment Managers UK Limited ("AXA") notified the Company on 7 June 2006 that AXA holds a beneficial interest in 2,168,783 Ordinary Shares or approximately 0.31% of the current issued ordinary share capital of the Company and a non-beneficial interest in 76,241,308 Ordinary Shares or approximately 10.82% of the current issued ordinary share capital of the Company. In total, AXA is therefore deemed to have an interest in 78,410,091 Ordinary Shares, representing approximately 11.12% of the current issued ordinary share capital of the Company.

3. Directors' service agreements and letters of appointment

3.1 Mr. Davis and Mr. Reid have employment agreements with Xstrata Services (UK) Limited but their services as Chief Executive and Chief Financial Officer respectively are provided to the Company under a secondment agreement entered into between the Company and Xstrata SL on 19 March 2002. Each of Mr. Davis and Mr. Reid are seconded to the Company for a fixed term of two years thereafter renewable by the Company for further periods of two years. The secondment agreements of Mr. Davis and Mr. Reid were renewed for the two year period commencing on 19 March 2004 and ending on 19 March 2006 and further renewed for the two year period commencing on 19 March 2006 and ending on 19 March 2008.

Under their employment agreements, Mr. Davis' salary is currently £1,000,000 per annum and Mr. Reid's salary is £470,693 per annum. In addition, each of Mr. Davis and Mr. Reid receives permanent health, life and private medical insurance, a housing allowance of US$183,000 per annum and US$141,660 per annum respectively (to enable each to maintain a residence in Switzerland so as to qualify under Swiss law for a work permit) and participates in money purchase retirement plans to which neither is required to make any contribution. In addition, Mr. Reid is eligible to participate in the Xstrata LTIP and each of Mr. Davis and Mr. Reid is eligible to participate in the annual bonus scheme operated by the Company.

The employment of Mr. Davis and Mr. Reid may be terminated by not less than 12 months' notice by Xstrata SL or the Director concerned. On a termination of the employment agreement by Xstrata SL in breach, or if Mr. Davis or Mr. Reid resigns in circumstances where he cannot in good faith be expected to continue in employment, he is entitled to be paid a sum equal to 150% of his annual salary, an amount equal to his previous year's bonus and to have all entitlements under any retirement benefit arrangements in which he participates paid up to the date of termination of employment in accordance with the relevant plan rules.

3.2 Mr. Zaldumbide has a professional services agreement with Asturiana de Zinc, S.A. dated 29 January 1998 as renewed on 29 January 2001 and 4 February 2004 to act as Chairman of Asturiana. The agreement is in force until 28 February 2007 (previously 29 January 2007) and continues thereafter indefinitely unless terminated by Asturiana giving six months' notice to that effect provided that such notice may not be given to result in his employment termination before 28 February 2007.

Up until 31 December 2002, Mr. Zaldumbide was entitled to a total fee for the term of his agreement of €3,005,060 payable at the rate of €601,012 per annum less any fees from external directorships. This contract predates the acquisition of Asturiana. With effect from 1 June 2003, the Remuneration Committee concluded an agreement with Mr. Zaldumbide that his annual fee should be reviewed in line with the other executive directors of the Company. His fee for the year ended 31 December 2006 is €829,450. Mr. Zaldumbide receives no pension benefits under the terms of his fixed cost remuneration arrangement. On termination of the agreement, other than on his voluntary termination or termination for gross negligence, Mr. Zaldumbide is entitled to receive a sum from the redemption of an insurance policy (acquired by Asturiana for a premium of €3,005,060), including any with profits bonus payable under the policy less the compensation received by him during the term of the agreement. This part of the agreement is not affected by the review.

On termination of the agreement by expiry of the fixed term, Mr. Zaldumbide is entitled to receive the capital redemption value of the policy, including the with profit bonus element, minus the aforementioned amount of €3,005,060 which he will already have received. Mr. Zaldumbide's entitlements under the insurance policy are in lieu of his receiving pension benefits. In addition, Mr. Zaldumbide is entitled to participate in the Xstrata LTIP and annual bonus scheme operated by the Company. Mr. Zaldumbide is engaged as a director of the Company on the terms of a letter of appointment dated 11 March 2002. The appointment, subject to re-election when appropriate by the Company in general meeting, is on an indefinite basis subject to the existence of the agreement between Mr. Zaldumbide and Asturiana. Mr. Zaldumbide receives no additional remuneration for his position as a director of the Company.

3.3 Mr. Strothotte is engaged by the Company as a non-executive director and Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months commencing on 25 February 2002 and is terminable thereafter by six months notice by Mr. Strothotte. The Company may terminate Mr. Strothotte's appointment at any time and on such termination Mr. Strothotte will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Strothotte receives an annual fee of £200,000 as Chairman of the Company and for his membership and chairmanship of the Company's Remuneration Committee. His appointment is subject to confidentiality undertakings.

3.4 Mr. Rough is engaged by the company as a non-executive Director and Deputy Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 1 April 2002 and is terminable by six months' notice by Mr. Rough. The Company may terminate Mr. Rough's appointment at any time and on such termination Mr. Rough will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Rough was also appointed Senior Independent Director by the Board. He receives an annual fee of £140,000 as Deputy Chairman and for his membership of the Company's Remuneration Committee, Audit Committee and HSEC Committee, and for his membership and chairmanship of the Nominations Committee. His appointment is subject to confidentiality undertakings.

3.5 Until his resignation as a director of the Company with effect from 10 May 2006, Mr. Issroff was engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and was terminable by six months' notice by Mr. Issroff. The Company was entitled to terminate Mr. Issroff's appointment at any time and on such termination Mr. Issroff would not have been entitled to any compensation for loss of office. The term was renewable by the board of directors of the Company. Mr. Issroff received an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Issroff has

confirmed to the Company that he has no outstanding claims against the Company or any of its subsidiaries in respect of remuneration, fees, costs, expenses or otherwise.

3.6 Mr. Glasenberg is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Glasenberg. The Company may terminate Mr. Glasenberg's appointment at any time and on such termination Mr. Glasenberg will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Glasenberg receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Glasenberg receives an additional annual fee of £10,000 for his membership of the Company's Nominations Committee.

3.7 Mr. Hazen is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months commencing on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Hazen. The Company may terminate Mr. Hazen's appointment at any time and on such termination Mr. Hazen will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Hazen receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Hazen receives an additional annual fee of £10,000 for his membership of the Company's Remuneration Committee.

3.8 Mr. MacDonnell is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Mr. MacDonnell. The Company may terminate Mr. MacDonnell's appointment at any time and on such termination Mr. MacDonnell will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. MacDonnell receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. MacDonnell receives an additional annual fee of £10,000 for his membership of the Company's Nominations Committee.

3.9 Dr. Roux is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Dr. Roux. The Company may terminate Dr. Roux's appointment at any time and on such termination Dr. Roux will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Dr. Roux receives an annual fee of £63,000 and is subject to confidentiality undertakings. Dr. Roux receives additional annual fees of £10,000 each for his membership of the Company's Audit Committee and HSEC Committee.

3.10 Sir Steve Robson is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Sir Steve. The Company may terminate Sir Steve's appointment at any time and on such termination he will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Sir Steve receives an annual fee of £90,000 as a non-executive director and for his membership and chairmanship of the Company's Audit Committee. His appointment is subject to confidentiality undertakings.

3.11 Mr. Strachan is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 8 May 2003 and is terminable thereafter by six months' notice by Mr. Strachan. The Company may terminate Mr. Strachan's appointment at any time and on such termination Mr. Strachan will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Strachan receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Strachan receives additional annual fees of £10,000 each for his membership of the Company's Audit Committee and HSEC Committee and a further £7,000 fee as chairman of the HSEC Committee.

4. Details of key individuals important to Falconbridge's business

The information set out in paragraph 4 of Part VI – "Additional Information - Details of key individuals important to Falconbridge's business" has been incorporated by reference into this paragraph 4 as described in the section of this document headed "Relevant Documentation". Such information has been derived solely from information included in public documents filed by the Falconbridge Group and has not, for the purposes of this document or the Circular, been

commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI.

5. Related party transactions

The following are descriptions of the material provisions of agreements and other arrangements between Xstrata and various individuals and entities that may be deemed to be related parties:

(a) the Cerrejón Acquisition Agreement, a description of which is set out in Part III of the Cerrejón Circular – "Principal Terms of the Proposed Acquisition", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation";

(b) the transactions and arrangements described in Part IV of the Cerrejón Circular – "The Xstrata Group's Relationship with Glencore", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"; and

(c) the related party transactions and arrangements described in the following parts of the following documents, which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation":

   (i) pages 45 and 46 inclusive and pages 49 to 53 inclusive (excluding paragraph 4 on page 53) of the Cerrejón Circular;

   (ii) pages 104 to 108 inclusive of the Financial Statements to the Annual Report and Accounts for the financial year ended 31 December 2005;

   (iii) pages 145 to 148 (inclusive) of the Annual Report and Accounts for the financial year ended 31 December 2004; and

   (iv) pages 149 to 151 (inclusive) of the Annual Report and Accounts for the financial year ended 31 December 2003.

6. Litigation

6.1 Xstrata Group

Except as set out in paragraph 6.1 of Part VI – "Additional Information – Litigation – Xstrata Group" of the Circular, which has been incorporated by reference into this paragaraph 6.1 as described in the section of this document headed "Relevant Documentation" and below, no member of the Xstrata Group is engaged in or, so far as Xstrata is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or the Xstrata Group's financial position or profitability.

Total Coal arbitration and court proceedings

As described in paragraph 6.1 of Part VI – "Additional Information – Litigation – Xstrata Group" of the Circular, there are arbitration proceedings between Tavistock Collieries (Proprietary) Limited ("Tavistock"), a member of the Xstrata Group, and Total Coal South Africa (Proprietary) Limited ("Total Coal"). The aforesaid arbitration proceedings relate to a joint venture agreement between Tavistock and Total Coal. The joint venture agreement has been cancelled. The arbitration proceedings are concerned with, amongst other things:

(a) the dissolution of the joint venture and the manner in which the assets contributed to the joint venture by the parties are to be distributed;

(b) a determination as to which party breached the joint venture agreement;

(c) a claim for damages by Tavistock from Total Coal of an amount of ZAR835,963,019.19 (approximately US$117 million); and

(d) a claim for damages by Total Coal from Tavistock of an amount of ZAR1,734,082,000.00 (approximately US$243 million).

The aforesaid claims for damages are amounts referred to in the pleadings exchanged between the parties and remain subject to determination in terms of the arbitration proceedings. The Company is of the view that Tavistock is entitled to dissolve the joint venture as a result of a breach by Total Coal.

Arbitration proceedings were conducted between the parties during the period from 22 May 2006 to 15 June 2006. At the conclusion of the arbitration cession (on 15 June 2006) the arbitration tribunal issued an award which has substantially disposed of the issue relating to the manner in which the assets contributed by the parties to the joint venture are to be distributed. Further arbitration proceedings have been scheduled for the entire month of September 2006. The purpose of such arbitration proceedings will be to deal, amongst other things, with the effect of the letter agreement (described in paragraph 6.1 of Part VI – "Additional Information – Litigation – Xstrata Group" of the Circular) dated 15 August 2002 between Total Coal, Tavistock, Xstrata South Africa (Proprietary) Limited and Duiker Mining (Pty) Ltd concerning the mining authorisation and subsequent mining right in respect of the ATC and ATCOM mining areas.

It is not possible to state with any certainty when all of the disputes between Tavistock and Total Coal will be finalised.

Based on legal advice obtained, the Company is of the view that the Xstrata Group's prospects of success in the arbitration and in the High Court proceedings described in paragraph 6.1 of Part VI – "Additional Information – Litigation – Xstrata Group" of the Circular are good.

6.2 Falconbridge Group

The information in paragraph 6.2 of Part VI – "Additional Information – Litigation – Falconbridge Group" of the Circular, which has been incorporated by reference into this paragraph 6.2 as described in the section of this document headed "Relevant Documentation" has been derived solely from information included in public documents filed by the Falconbridge Group and third parties and has not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI. So far as Xstrata is aware, except as set out in paragraph 6.2 of Part VI – "Additional Information – Litigation – Falconbridge Group", no member of the Falconbridge Group is engaged in or has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on Falconbridge and/or the Falconbridge Group's financial position or profitability.

It is not possible for Xstrata to make an assessment of the merits of the claims set out in paragraph 6.2 of Part VI – "Additional Information – Litigation – Falconbridge Group" of the Circular against Falconbridge at this time as a result of the Xstrata Group's lack of due diligence access to Falconbridge. See the section of this document headed "Presentation of Information – Presentation of information on the Falconbridge Group".

7. Significant changes

7.1 Xstrata Group

The information set out in paragraph 7.1 of Part VI – "Additional Information – Significant changes – 7.2 Xstrata Group" of the Circular has been incorporated by reference into this paragraph 7.1 as described in the section of this document headed "Relevant Documentation". Such information should be read as supplemented and amended by the following information:

The Proposed Acquisition and related financing arrangements

In connection with the Increased Xstrata Offer, on 19 July 2006 the Xstrata Group entered into the New Debt Underwriting Letter under which an aggregate of US$9.5 billion is available to the Xstrata Group.

The principal terms of the Increased Xstrata Offer under which the Xstrata Group is offering approximately C$19.2 billion (approximately US$16.9 billion) in cash and providing that the consideration under the Xstrata Offer would not be reduced by the amount of the Falconbridge Special Dividend of C$0.75 per Falconbridge Share, are described in Part V – "Principal Terms of the Proposed Acquisition" of the Circular and Part V – "Principal Terms of the Proposed Acquisition" of this document.

The financing arrangements in relation to the Increased Xstrata Offer are described in paragraphs 8.1(c) to 8.1(e) of Part VI – "Additional Information – Material contracts" of the Circular and paragraph 8.1(b) of this Part VI.

Other than as outlined in paragraph 7.1 of Part VI – "Additional Information – Significant changes – Xstrata Group" of the Circular and this paragraph 7.1 above, there has been no significant change in the financial or trading position of the Xstrata Group since 31 December 2005, the date to which the latest published audited financial information of the Xstrata Group was prepared.

7.2 Falconbridge Group

The information in paragraph 7.2 of Part VI – "Additional Information – Significant changes – Falconbridge Group", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation", and the following information has been derived solely from information included in public documents published by Falconbridge and has not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI.

Takeover bid for Novicourt

On 22 June 2006, Falconbridge announced that it would offer to acquire by way of takeover bid all of the outstanding common shares of its subsidiary Novicourt Inc. ("Novicourt") that it did not already own (7,620,207 shares) at a cash offer price of C$2.30 per Novicourt share, or an aggregate of approximately C$17.5 million. Falconbridge stated that at the time of the announcement it held approximately 62.1% of the outstanding common shares of Novicourt. Falconbridge also stated that the offer was subject to customary conditions, including the condition, which may not be waived by Falconbridge, that not less than 50% of the Novicourt shares subject of the offer be tendered to the bid.

Falconbridge stated that, after Falconbridge advised the Novicourt board of directors on 15 March 2006 of its intention to make such an offer, a special committee comprised of independent directors of Novicourt (the "Special Committee") was formed to evaluate the Falconbridge proposal and supervise the preparation of a formal valuation of Novicourt. Falconbridge's announcement continued that, upon receipt on 22 June 2006 of the Special Committee's recommendation and the formal valuation and fairness opinion of Orion Securities Inc., which stated that in its opinion the Falconbridge offer was fair, from a financial point of view, to the Novicourt minority shareholders, the members of the board of directors of Novicourt (who are according to Falconbridge's announcement not related to Falconbridge) voted unanimously to recommend that Novicourt shareholders tender their shares to the Falconbridge offer for Novicourt.

Falconbridge stated the takeover bid circular was expected to be mailed to Novicourt's shareholders on or about 30 June 2006.

On successful completion of the bid, Falconbridge stated that, if necessary, it intended to initiate a second-step acquisition transaction for the remaining shares of Novicourt in order that Novicourt continue as a wholly-owned private company subsidiary of Falconbridge.

Falconbridge issued its takeover bid circular dated 26 June 2006. Novicourt's board of directors issued its recommendation to accept the Falconbridge bid in a directors' circular dated 26 June 2006. The Falconbridge bid for Novicourt expires at 6:00 p.m. (Toronto time) on 9 August 2006.

LionOre Agreement

On 7 June 2006, Falconbridge and Inco announced that they had reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale by Falconbridge to LionOre of the Falconbridge Divested Assets for US$650 million (subject to certain adjustments) as described in paragraph 3 of Part I – "Letter from the Chairman – Recent developments concerning the Inco Offer for Falconbridge" of this document and paragraph 8.2(d) of this Part VI. Xstrata understands that Falconbridge will not be obliged to sell the Falconbridge Divested Assets to LionOre if the Xstrata Group acquires Falconbridge under the Proposed Acquisition.

Inco Offer synergies

On 31 May 2006, Falconbridge and Inco indicated that their operations personnel had jointly identified the potential to realise estimated average annual pre-tax operating and corporate synergies of approximately US$550 million, an increase of

US$200 million from the estimated synergies at the time of the announcement of the original Inco Offer, as described in paragraph 5 of Part I – "Letter from the Chairman – Benefits and financial impact of the Proposed Acquisition – The Enlarged Group following successful completion of the Proposed Acquisition" of this document.

Falconbridge Special Dividend

On 16 July 2006, Falconbridge announced the declaration by its board of directors of the Falconbridge Special Dividend, being a special cash dividend of C$0.75 per Falconbridge Share payable by Falconbridge on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006. Xstrata estimates, based on publicly available information using the weighted average number of Falconbridge Shares of approximately 379,774,000 on a fully-diluted basis for the month ended 30 April 2006, that Falconbridge will make a cash payment of up to approximately C$285 million (approximately US$251 million) in respect of the Falconbridge Special Dividend.

As far as Xstrata is aware, having regard to published information, other than as outlined in paragraph 7.2 of Part VI – "Additional Information – Significant changes – Falconbridge Group" of the Circular, which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation", and this paragraph 7.2 above, there has been no significant change in the financial or trading position of the Falconbridge Group since 31 December 2005, the date to which the latest published audited financial information of the Falconbridge Group was prepared.

8. Material contracts

8.1 Xstrata Group

The contracts described in paragraph 8.1 of Part VI – "Additional Information – Material contracts – Xstrata Group" of the Circular, which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation", and the following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Xstrata or any member of the Xstrata Group within the two years immediately preceding the date of this document which are or may be material to the Xstrata Group or which have been entered into by Xstrata or any member of the Xstrata Group at any other time and which contain provisions under which Xstrata or any member of the Xstrata Group has an obligation or entitlement that is material to the Xstrata Group as at the date of this document:

(a) The Increased Xstrata Offer pursuant to the Offer Document (as amended and varied by the Variation Documents), details of which are provided in Part V – "Principal Terms of the Proposed Acquisition" of the Circular and Part V – "Principal Terms of the Proposed Acquisition" of this document.

(b) An underwriting letter dated 19 July 2006 (the "New Debt Underwriting Letter"), between, amongst others, Xstrata (Schweiz) AG, Barclays, Deutsche Bank, JPMorgan Chase and RBS (Barclays, Deutsche Bank, JPMorgan Chase and RBS together the "Debt Underwriters") pursuant to which each of the Debt Underwriters has underwritten severally 25% of each of the following facilities:

   (i) the New Acquisition Facilities Agreement; and

   (ii) the New Debt Bridge Facility Agreement.

   Each Debt Underwriter may terminate its underwriting commitment if (amongst other things) the New Acquisition Facilities Agreement and the New Debt Bridge Facility Agreement are not executed on or before the date falling three months after 17 May 2006. However, Xstrata (Schweiz) AG may execute the New Acquisition Facility Agreement and the New Debt Bridge Facility Agreement in advance of the Xstrata Offer being declared unconditional if it so chooses.

   The agreed form of each of the New Acquisition Facilities Agreement and the New Debt Bridge Facility Agreement (each as described below) is attached to the New Debt Underwriting Letter.

   Upon execution:

   (i) the New Acquisition Facilities Agreement will provide Xstrata (Schweiz) AG with facilities (the "New Acquisition Facilities") which consist of: (i) a 36-month term loan facility for US$3,353,000,000 ("Facility A"); (ii) a 60-month-

and-one-day term loan facility for US$1,117,000,000 ("Facility B"); (iii) a 60-month revolving loan facility for US$3,353,000,000 ("Facility C"); and (iv) a 364-day term loan facility for US$1,677,000,000 with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days ("Facility D"); and

(ii) the New Debt Bridge Facility Agreement will provide Xstrata (Schweiz) AG with a facility (the "New Debt Bridge Facility") which consists of a six-month term loan facility for US$2,500,000,000 with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days.

The material terms of the New Acquisition Facilities and the New Debt Bridge Facility (other than principal amount) are the same as the material terms of the Original Acquisition Facilities and the Debt Bridge Facility, details of which are set out in paragraph 8.1(c) of Part VI – "Additional Information – Material contracts" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Xstrata has used part of the proceeds of the Placing to prepay the Second Existing Facility (details of which were provided in paragraph 8.1(n) of Part VI – "Additional Information – Material contracts" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation")).

8.2 Falconbridge Group

The information in paragraph 8.2 of Part VI – "Additional Information – Material contracts – Falconbridge Group", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation", and the following information has been derived solely from information included in public documents published by Falconbridge and has not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI. So far as Xstrata is aware, the contracts described in paragraph 8.2 of Part VI – "Additional Information – Material contracts – Falconbridge Group" of the Circular, which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation", and the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Falconbridge Group within the two years immediately preceding the date of this document or are expected to be entered into prior to the date of this document and are, or may be, material or have been entered into at any time by a member of the Falconbridge Group and contain any provisions under which a member of the Falconbridge Group has an obligation or entitlement which is, or may be, material to the Falconbridge Group as at the date of this document:

(a) A sixth amending agreement dated 16 July 2006 (the "Sixth Amending Agreement") between Inco and Falconbridge amending the Inco Support Agreement.

Under the terms of the Sixth Amending Agreement, Inco agreed to increase the maximum cash consideration offered to holders of Falconbridge Shares pursuant to the Inco Offer to C$7,080,125,473. The maximum number of Inco common shares issuable under the Inco Offer was also reduced to 213,077,333 Inco shares from 213,171,558 Inco shares reflecting a reduction in the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis since 25 June 2006. As a result, Falconbridge Shareholders would be entitled to elect to receive either: (a) C$60.20 in cash for each Falconbridge Share held; or (b) 0.80312 of an Inco common share plus C$0.05 in cash for each Falconbridge Share held, subject, in each case, to pro-ration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Inco Offer.

Under the terms of the Sixth Amending Agreement, Falconbridge acknowledged the reduction of the minimum tender condition of the Inco Offer from 66⅔% to 50.01%, with the result that the Inco Offer was made subject to the condition that there have been validly deposited under the Inco Offer and not withdrawn at the expiry time of the Inco Offer such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by Inco, constitutes at least 50.01% of the Falconbridge Shares outstanding at the expiry time of the Inco Offer (calculated on a fully-diluted basis).

Inco consented to the declaration and payment of the Falconbridge Special Dividend under the Inco Support Agreement and agreed that Falconbridge would be permitted to reduce the exercise price of any option outstanding

on 16 July 2006 under its stock option plans that are exercised after 16 July 2006 by the amount of the Falconbridge Special Dividend in respect of each Falconbridge Share for which any such option is exercised.

Falconbridge also confirmed that the board of directors of Falconbridge, upon consultation with its financial and legal advisors, had unanimously determined that the increased price under the Inco Offer announced on 16 July 2006 was fair from a financial point of view to all Falconbridge Shareholders (other than Inco) and that it was in the best interests of Falconbridge for the Inco Offer to be made and for the board of directors of Falconbridge to support the transactions contemplated by the Inco Support Agreement, as amended. Accordingly, the board of directors of Falconbridge unanimously approved the making of a recommendation that Falconbridge Shareholders accept the Inco Offer and tender their Falconbridge Shares to the Inco Offer.

(b) A fifth amending agreement dated 25 June 2006 (the "Fifth Amending Agreement") between Inco and Falconbridge amending the Inco Support Agreement.

Under the terms of the Fifth Amending Agreement, Inco agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge Shares pursuant to the Inco Offer to C$53.83 in cash and to 0.82419 of an Inco common share, respectively, per Falconbridge Share.

As a result, Falconbridge Shareholders were entitled to elect to receive either C$53.83 in cash for each Falconbridge Share held or 0.82419 of an Inco common share plus C$0.05 in cash for each Falconbridge Share held, subject in each case to pro-ration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Inco Offer.

The maximum amount of cash consideration available under the Offer was increased to C$6,700,377,653 and the maximum number of Inco common shares available for issuance under the Inco Offer was increased to 213,171,558 Inco common shares.

Assuming full pro-ration of these maximum amounts, Falconbridge Shareholders would be entitled to receive C$17.50 in cash and 0.55676 of an Inco common share for each Falconbridge Share tendered to the Inco Offer, subject to adjustment for fractional shares.

Falconbridge and Inco also agreed to a corresponding adjustment to the number of Inco common shares to be received by holders of Falconbridge options following successful completion of the Inco Offer.

The Fifth Amending Agreement also amended the Inco Support Agreement to provide that the Inco Support Agreement may be terminated by either Inco or Falconbridge in the event: (i) the other party has not complied in all material respects with its covenants or obligations under the Inco Support Agreement; or (ii) any representation or warranty of the other party under the Inco Support Agreement, as the case may be, shall have been untrue or incorrect as at 10 October 2005 (being the first date of the Inco Support Agreement) or shall have become untrue or incorrect at any time prior to the Expiry Time of the Inco Offer (as defined in the Inco Support Agreement, the "Inco Expiry Time") and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the notice of such breach and the Inco Expiry Time except, in the case of a termination by Falconbridge, for any untrue representations or warranties of Inco which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in the Inco Support Agreement) with respect to Inco and except, in the case of a termination by Inco, for any untrue representations or warranties of Falconbridge which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect (as defined in the Inco Support Agreement) with respect to Falconbridge or would not, or would not reasonably be expected to, prevent or materially delay the completion of the Inco Offer or a subsequent acquisition transaction prior to the Inco Expiry Time.

In light of the proposed Phelps Dodge Inco Combination, under the terms and subject to the conditions of the Fifth Amending Agreement, Falconbridge agreed to use its reasonable best efforts to co-operate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Phelps Dodge Inco Combination Agreement. Falconbridge also agreed to furnish Inco with all information concerning it and Falconbridge Shareholders as may be required (and, in the case of Falconbridge Shareholders, available to it) for the preparation,

filing and mailing of the management information and proxy circular proposed to be delivered to Inco shareholders in connection with the proposed Phelps Dodge Inco Combination, as well as the making of regulatory filings, as required under the Phelps Dodge Inco Combination Agreement.

The Fifth Amending Agreement also provided for certain technical amendments to the Inco Support Agreement for the purpose of clarifying certain provisions.

(c) A co-operation agreement dated as of 25 June 2006 (the "Falconbridge Phelps Dodge Co-operation Agreement") between Phelps Dodge and Falconbridge in relation to the Phelps Dodge Inco Combination Agreement.

The Falconbridge Phelps Dodge Co-operation Agreement was entered into between Phelps Dodge and Falconbridge in order to facilitate the transactions contemplated by the Phelps Dodge Inco Combination Agreement and the Inco Support Agreement as amended in connection with the Phelps Dodge Inco Combination. The entry into the Falconbridge Phelps Dodge Co-operation Agreement was also a condition to: (i) Phelps Dodge's willingness to enter into a note purchase agreement pursuant to which Phelps Dodge conditionally agreed to purchase up to US$3.0 billion aggregate principal amount of Inco convertible subordinated notes in connection with the Inco Offer; and (ii) Inco's agreeing to make the revised Inco Offer announced on 26 June 2006.

Pursuant to the Falconbridge Phelps Dodge Co-operation Agreement Falconbridge agreed to take certain actions and refrain from taking certain actions in order to facilitate the Phelps Dodge Inco Combination. Amongst other things, each of Falconbridge and Phelps Dodge agreed to afford the other with reasonable access to information concerning the other, subject to the terms and conditions of the confidentiality agreement previously entered into by Falconbridge and Phelps Dodge. In addition, Falconbridge agreed to furnish Phelps Dodge with information concerning Falconbridge and (to the extent available to Falconbridge) Falconbridge Shareholders for the preparation, filing and mailing of the proxy statement of Phelps Dodge proposed to be delivered to its shareholders in connection with the shareholder approval required to be obtained by Phelps Dodge of the transactions contemplated by the Phelps Dodge Inco Combination Agreement and the regulatory filings required to consummate the transactions contemplated by the Phelps Dodge Inco Combination Agreement. Phelps Dodge and Falconbridge have made customary representations, warranties and covenants in the Falconbridge Phelps Dodge Co-operation Agreement.

The Falconbridge Phelps Dodge Co-operation Agreement shall terminate and, except in respect of provisions relating to the personal liability of directors and officers of Falconbridge and Phelps Dodge, be of no further force and effect, upon any termination of: (i) the Inco Support Agreement by either Falconbridge or Inco; or (ii) the Phelps Dodge Inco Combination Agreement by either Phelps Dodge or Inco.

Xstrata therefore understands that this agreement will terminate as described above if the Xstrata Group acquires Falconbridge under the Proposed Acquisition and the Inco Support Agreement is terminated.

(d) A conditional share purchase agreement dated 6 June 2006 (the "Falconbridge LionOre Agreement") between Falconbridge and LionOre relating to the sale to LionOre of the Falconbridge Divested Assets, as described in paragraph 3 of Part I – "Letter from the Chairman – Recent developments concerning the Inco Offer for Falconbridge" of this document.

The parties to the Falconbridge LionOre Agreement agreed that the proposed disposal by Falconbridge would be subject to certain conditions, including receipt of regulatory approvals from the US Department of Justice (the "DOJ") and the European Commission (the "Commission"), and to Inco acquiring 50% plus one share in Falconbridge (on a fully-diluted basis).

Pursuant to the Falconbridge LionOre Agreement, LionOre agreed to acquire all of the issued and outstanding shares in the capital of the following affiliates of Falconbridge from Falconbridge or its affiliates, as applicable: Falconbridge Nikkelverk A/S ("FNA"), Falconbridge International Limited ("FIL"), Falconbridge U.S. Inc. ("FUS"), Falconbridge Europe S.A. ("FESA"), Falconbridge (Japan) Limited ("FJKK"), Falconbridge International S.A. ("FISA"), (FNA, FIL, FUS, FESA, FJKK and FISA, collectively the "FNA Group") and further to acquire all inventories, work in process and finished goods in the possession of the FNA Group but owned by Falconbridge and the accounts receivable owing to Falconbridge either by

sale of goods by a member of the FNA Group on behalf of Falconbridge or sale of goods to a member of the FNA Group by Falconbridge.

The purchase price agreed to be paid by LionOre for the Falconbridge Divested Assets was US$650 million, of which US$400 million was agreed to be in cash and US$250 million of LionOre common shares. This purchase price was agreed to be subject to certain adjustments tied to changes in the final working capital levels of the Falconbridge Divested Assets and certain other adjustments.

Falconbridge agreed to sell, or cause to be sold, to one or more non-affiliated parties by not later than 150 days of the closing date, such number of the shares in the capital of LionOre obtained pursuant to the agreement that after giving effect to such sale, it and its affiliate shareholdings in LionOre would be in the aggregate less than 10% of the aggregate number of common shares of LionOre. This selldown is required to be carried out in a manner which, to Falconbridge's knowledge, does not result in any purchaser receiving more than 5% of the outstanding common shares of LionOre, and with Falconbridge using commercially reasonable efforts to not sell shares of LionOre to another mining company.

Falconbridge also agreed not to exercise or permit the exercise of any voting rights attached to any shares held by it or its affiliates in LionOre. Falconbridge is also restricted from acquiring any further securities of LionOre for a period of two years following the closing date.

Each of Falconbridge and LionOre agreed to provide customary indemnities to the other in connection with specified losses suffered or incurred by the other party.

Closing under the Falconbridge LionOre Agreement was agreed to be subject to the satisfaction of a number of conditions, including:

(i) the obtaining or attainment of all applicable approvals and consents necessary to permit the transactions contemplated by the Inco Offer and the change in ownership of the FNA Group;

(ii) it not being illegal, and no injunction being in place prohibiting the sale and purchase of the FNA Group as contemplated in the Falconbridge LionOre Agreement; and

(iii) the TSX having conditionally approved the issue and listing of LionOre shares being issued to Falconbridge as part of the acquisition price consideration.

LionOre's obligations pursuant to the Falconbridge LionOre Agreement were agreed to be subject to a number of conditions, including the following conditions for the exclusive benefit of LionOre:

(i) financing being available to LionOre on the closing date; and

(ii) LionOre being satisfied, acting reasonably, with the terms of all Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) that affect it, the FNA Group or the business LionOre agreed to acquire.

Falconbridge's obligations pursuant to the Falconbridge LionOre Agreement were agreed to be subject to a number of conditions, including the following conditions for the exclusive benefit of Falconbridge:

(i) Inco must have acquired pursuant to the Inco Offer or otherwise more than 50% (on a fully-diluted basis as further defined in the Inco Support Agreement) of the common shares of Falconbridge; and

(ii) LionOre shall have paid to Falconbridge on closing the US$650 million acquisition price by the delivery of US$400 million in cash and 49,118,057 common shares of LionOre as provided for in the Falconbridge LionOre Agreement.

Falconbridge or LionOre may waive any condition in its favour by written instrument, without prejudice.

Under the Falconbridge LionOre Agreement, Falconbridge agreed to be prohibited from soliciting, initiating or entertaining inquiries or proposals, providing non-public information to, or participating in any negotiations with respect to the acquisition of all or any part of the FNA Group or the Nikkelverk Refinery until such time as Falconbridge has determined in good faith that Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) are unlikely to be obtained on a timely basis or LionOre is unlikely to be able to satisfy the conditions of closing on a timely basis.

It was further agreed under the Falconbridge LionOre Agreement, that Falconbridge be able to terminate the foregoing exclusivity obligation and be free to entertain alternative transactions by paying a break fee, however only if it determines in good faith that Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) are unlikely to be obtained or that LionOre is unlikely to be able to satisfy the conditions of closing, both on a timely basis.

Based on the above, if Falconbridge desires to terminate the exclusivity obligation prior to the date the DOJ and the Commission have provided Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) satisfactory to Falconbridge (the "Regulatory Approval Date"), Falconbridge will notify LionOre and concurrently Inco will pay to LionOre US$10 million. If Falconbridge desires to terminate the exclusivity period from and after the Regulatory Approval Date, Falconbridge will notify LionOre and concurrently Inco will pay to LionOre US$32.5 million. Termination of the exclusivity period does not terminate the Falconbridge LionOre Agreement.

If following the payment of any of the exclusivity break fees the closing of the acquisition of the Nikkelverk Refinery occurs, LionOre is required to repay to Inco the amount received on delivery of such notice on the closing date.

The closing of the transaction was agreed to be on such date as Falconbridge determines on not less than five business days' notice to LionOre provided that the closing date will be: (i) not earlier than the day on which all of the conditions precedents in the Falconbridge LionOre Agreement are satisfied or waived; and (ii) not later than the latest date until which Inco has agreed to maintain the Inco Offer (the "Closing Date").

The Falconbridge LionOre Agreement provides for termination on the earlier of: (i) Falconbridge giving LionOre a notice of termination at any time and for any reason; and (ii) the earlier of (A) the latest date until which Inco has agreed to maintain the Inco Offer as specified in the Inco Support Agreement or such earlier date on which the Inco Offer expires, is withdrawn or otherwise terminates, or (B) 1 January 2007 if by that date any conditions in the Falconbridge LionOre Agreement have not been satisfied or waived.

If the Falconbridge LionOre Agreement terminates pursuant to any reason noted in the Termination provision, if such termination occurs before the Regulatory Approval Date, Inco shall concurrently with the giving by Falconbridge of the notice of termination or the termination date, as applicable, pay to LionOre the amount of US$10 million, provided that the failure to obtain Regulatory Approval (as defined in the Falconbridge LionOre Agreement) is not due to the failure by LionOre to act in a commercially reasonable manner in considering whether to accept any term or condition proposed by a Regulatory Authority (as defined in the Falconbridge LionOre Agreement) as a condition or requirement of such Regulatory Approval, or if such termination occurs after the Regulatory Approval Date, US$32.5 million.

Any exclusivity break fee that has been paid will be credited towards any termination break fee payable.

Xstrata understands that Falconbridge will not be obliged under the Falconbridge LionOre Agreement to sell the Falconbridge Divested Assets to LionOre if the Xstrata Group acquires Falconbridge under the Proposed Acquisition.

(e) The takeover bid by Falconbridge for all of the outstanding common shares of its subsidiary Novicourt pursuant to the takeover bid circular dated 26 June 2006, as described in paragraph 7.2 of this Part VI. Novicourt's board of directors issued its recommendation to accept the Falconbridge bid in a directors' circular dated 26 June 2006. The Falconbridge bid for Novicourt expires at 6:00 p.m. (Toronto time) on 9 August 2006.

In relation to the Shareholder Rights Plan described in paragraph 8.2(a) of Part VI – "Additional Information – Material contracts" of the Circular, see paragraph 6.2 of this Part VI.

9. Working capital

Xstrata is not currently able to undertake appropriate procedures to support a statement in respect of the sufficiency of working capital of the Xstrata Group which, in these circumstances, should ordinarily cover the Xstrata Group including the Falconbridge Group following completion of the Proposed Acquisition. This is because Xstrata does not currently have access to any material non-public financial or other information in respect of Falconbridge or the Falconbridge Group which would allow those procedures to be undertaken.

Xstrata is of the opinion that, taking into account the bank and other facilities available to the Xstrata Group, the Xstrata Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

Xstrata's opinion on the sufficiency of working capital of the Xstrata Group including the Falconbridge Group following completion of the Proposed Acquisition is intended to be available and to be published as soon as Xstrata is granted access sufficient for the purpose to the information referred to above and in any event within 28 days of the date of satisfaction or waiver of all of the conditions of the Xstrata Offer and the announcement by the Offeror that the Offeror has taken up Falconbridge Shares under the Xstrata Offer.

10. Consent

Deutsche Bank has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

JPMorgan Cazenove has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

JPMSL has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

11. Bases and sources

11.1 General

Xstrata and Falconbridge operate in industries in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated and except as described below in relation to information on the Falconbridge Group and other third party information:

- the industry and market data in this document and in those parts of the Circular which have been incorporated by reference into this document have been extracted without material amendment from the Company's management records;
- the non-financial operating data included in this document and in those parts of the Circular which have been incorporated by reference into this document have been extracted without material amendment from the Company's management records; and
- the financial information included in this document and in those parts of the Circular which have been incorporated by reference into this document in respect of the Xstrata Group has been extracted without material amendment from the financial statements contained in the Annual Reports and Accounts and the Company's accounting records.

11.2 Presentation of information on the Falconbridge Group

This document and the Circular contain certain information relating to Falconbridge and the Falconbridge Group, including the information contained in Part I – "Letter from the Chairman", Part II – "Risk Factors" and Part III – "Information on the Falconbridge Group", Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and Part VI – "Additional Information" of the Circular (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") and Part I – "Letter from the Chairman", Part II – "Risk Factors" and Part III – "Information on the Falconbridge Group", Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and Part VI – "Additional Information" of this document.

This information has been compiled from information included in public documents filed by Falconbridge only and has not, for the purposes of this document or the Circular, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Xstrata and the Xstrata Directors have sought to ensure that such information has been accurately reproduced from such sources and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render

the reproduced information inaccurate or misleading. See the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation").

Nothing in this paragraph 11.2 is intended to qualify the statements in paragraph 1 of this Part VI.

11.3 Other information from third party sources

The information contained in this document and in those parts of the Circular which have been incorporated by reference into this document that has been extracted from third party source comprises the trading prices of Falconbridge Shares on the TSX and NYSE and the trading price of Ordinary Shares on the London Stock Exchange, all of which are sourced from Bloomberg, and information in relation to the claim described in the risk factor "Falconbridge Litigation" in Part II – "Risk Factors" of the Circular and in paragraph 6.2 of Part VI – "Additional Information – Litigation – 6.2 Falconbridge Group" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") by the Stark Claimants and Brookfield, which is sourced from a publicly available submissions by the Stark Claimants and Brookfield to the United States District Court for the Eastern District of Wisconsin, Milwaukee Division. This information has been accurately reproduced and, so far as the Company is aware, and so far as it is able to ascertain from information published by those third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

11.4 Basis of compilation of commodity and geographical splits

Paragraph 12.4 of Part VI – "Additional Information – Bases and sources – Basis of compilation of commodity and geographical splits" of the Circular (which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation") sets out the basis of preparation for the statements in the Circular in respect of the anticipated splits of the Enlarged Group's EBITDA on a commodity basis and of the Enlarged Group's revenue on a geographic basis. These statements are included in paragraph 5 of Part I – "Letter from the Chairman – Benefits and financial impact of the Proposed Acquisition – The Enlarged Group following successful completion of the Proposed Acquisition" of the Circular and the introductory paragraph to Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" of the Circular, which are incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation".

12. No material change or new matter

For the purposes of, and in accordance with, the Listing Rules, Xstrata confirms that, except as disclosed in this document and, in relation the Falconbridge Group, so far as Xstrata is aware having regard to public information, there has been no material change affecting any matter contained in the Circular and no other material new matter has arisen which would have been required to be mentioned in the Circular if it had arisen at the time of the preparation of the Circular.

13. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), from the date of this document up to and including the date of conclusion of the Extraordinary General Meeting at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, UK:

(a) the memorandum and articles of association of Xstrata;

(b) the Annual Reports and Accounts of Xstrata, including the audited consolidated accounts and the independent auditors' reports for each of the years ended 31 December 2003, 31 December 2004 and 31 December 2005;

(c) the consent letters referred to in paragraph 10 of this Part VI;

(d) a copy of the Offer Document and a copy of each of the Variation Documents;

(e) a copy of the Circular and this document; and

(f) the documents incorporated by reference into this document as described in the section of this document headed "Relevant Documentation".

The above documents will also be available at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland and the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, from at least 15 minutes prior to the Extraordinary General Meeting until the conclusion of that meeting.

Dated: 20 July 2006

Definitions

The section headed "Definitions and Glossary of Technical Terms – Definitions" in the Circular has been incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation". For the purposes of this document, such definitions should be read as supplemented and amended by the following definitions:

Note that certain terms used in Falconbridge information included in Part III – "Information on the Falconbridge Group" of the Circular and Part III – "Information on the Falconbridge Group" of this document are defined within the relevant section(s) of such Falconbridge information.

"Annual Reports and Accounts"	the annual reports and accounts prepared by Xstrata for the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005
"ARC"'	Advance Ruling Certificate under Section 102 of the Competition Act (Canada) in respect of the purchase of Falconbridge Shares by the Offeror
"Argentine pesos" or "ARS"	the lawful currency of Argentina
"associated undertaking"	has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act
"Asturiana"	Asturiana de Zinc, S.A., a company incorporated in Spain with limited liability
"Australia"	the Commonwealth of Australia
"Australian dollars" or "A$"	the lawful currency of Australia
"Barclays"	Barclays Bank PLC
"Batiss"	Batiss Investments Limited
"Bloomberg"	Bloomberg Financial Markets
"Board" or "Board of Directors" or "Directors" or "Xstrata Directors"	the Executive Directors and Non-Executive Directors of Xstrata as at the date of this document
"Brookfield"	Brookfield Asset Management Inc., a company formerly known as Brascan Corporation
"Canada"	Canada, its territories and its possessions
"Canadian dollars" or "C$" or "Cdn$"	the lawful currency of Canada
"Canadian GAAP"	accounting principles generally accepted in Canada
"Cerrejón"	the Cerrejón coal mining operation in Colombia carried on by the Cerrejón Operating Companies
"Cerrejón Acquisition"	the acquisition, which completed on 12 May 2006, by the Xstrata Group of the Cerrejón Business pursuant to the Cerrejón Acquisition Agreement
"Cerrejón Acquisition Agreement"	the sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition, pursuant to which the Cerrejón Purchasers purchased, and the Cerrejón Vendors sold, and procured the transfer of,

	the entire issued share capital of the Cerrejón Xstrata Group Companies and the share held by a Glencore nominee in one of the Cerrejón Operating Companies
"Cerrejón Bridge Facility Agreement"	the bridge facility agreement, details of which are provided in paragraph 8.1(g) of Part VI – "Additional Information – Material contracts" of the Circular
"Cerrejón Business"	the Xstrata Group's interests in Cerrejón held through the Cerrejón Xstrata Group Companies
"Cerrejón Circular"	the circular dated 23 March 2006 and issued by the Company in respect of the Cerrejón Acquisition
"Cerrejón Operating Companies"	CMC Coal Marketing Company Ltd, Cerrejón Zona Norte S.A., Carbones del Cerrejón LLC and Cerrejón Coal (Bermuda) Ltd
"Cerrejón Purchasers"	Xstrata Coal South America and Xstrata Coal Marketing
"Cerrejón Vendors"	Glencore International and Seez Trading
"Cerrejón Xstrata Group Companies"	Tironimus AG, Xstrata Cerrejón Ltd and Perly Ltd
"CHF"	the lawful currency of Switzerland
"Circular"	the circular dated 30 May 2006 and issued by the Company in respect of the Proposed Acquisition
"Colombian pesos"	the lawful currency of Colombia
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Xstrata"	Xstrata plc, a public limited company incorporated in England and Wales
"Competition Act (Canada)"	the Competition Act (Canada), as amended
"CREST"	the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member

"CSFB Equities"	Credit Suisse First Boston Equities Limited
"CSSEL"	Credit Suisse Securities (Europe) Limited
"Debt Bridge Facility"	the bridge facility to be provided under the Debt Bridge Facility Agreement
"Debt Bridge Facility Agreement"	the debt bridge facility agreement, details of which are provided in paragraph 8.1(c) of Part VI – "Additional Information – Material contracts" of the Circular
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors" or "Xstrata Directors" or "Board" or "Board of Directors"	the Executive Directors and Non-Executive Directors of Xstrata as at the date of this document
"Disclosure Rules"	the Disclosure Rules of the Financial Services Authority
"EBITDA"	unless otherwise indicated, when used in relation to the Xstrata Group, operating profit or loss from continuing operations before interest, tax, depreciation and amortisation and, when used in relation to the Falconbridge Group, income generated from operating assets adding back depreciation, amortisation and accretion, less corporate and general administration costs and research, development and exploration costs
"EC Merger Regulation"	Council Regulation 139/2004/EC
"ECMP"	Xstrata's independently managed equity capital management programme, under which up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Xstrata Group
"EGM Notice"	the notice of the Extraordinary General Meeting set out at the end of this document
"Enlarged Group"	the Xstrata Group as enlarged, if all of the conditions to the Xstrata Offer are satisfied or waived and the Offeror announces that the Offeror has taken up Falconbridge Shares under the Xstrata Offer, by the Falconbridge Group
"Equity Bridge Facility Agreement"	the equity bridge facility agreement, details of which are provided in paragraph 8.1(d) of Part VI – "Additional Information – Material contracts" of the Circular
"Equity Refinancing Amount"	the amount to be raised in connection with the Standby Equity Underwriting Letter
"EU"	the European Union
"Euro" or "€"	the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended
"Executive Directors"	the executive Directors of Xstrata
"Expiry Time"	8.00 p.m. (Toronto time) on 14 August 2006, or such later or earlier time or times and date or dates as may be fixed by the Offeror from time to time pursuant to the Offer Document (as amended and varied by the Variation Documents and in accordance with applicable law)
"Extraordinary General Meeting" or "EGM"	the second extraordinary general meeting of the Company in relation to the Proposed Acquisition convened for 14 August 2006 (including any adjournment thereof), notice of which is set out at the end of this document

"Falconbridge"	Falconbridge Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability
"Falconbridge Directors"	the directors of Falconbridge
"Falconbridge Divested Assets"	certain assets and related operations of Falconbridge conditionally agreed to be sold by Falconbridge to LionOre, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility
"Falconbridge Group"	Falconbridge and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"Falconbridge Shareholders"	the holders of Falconbridge Shares
"Falconbridge Shares"	common shares in the capital of Falconbridge, together with the associated SRP Rights
"Falconbridge Special Dividend"	the special cash dividend of C$0.75 per Falconbridge Share declared by the board of directors of Falconbridge on 16 July 2006 and payable by Falconbridge on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006
"Financial Services Authority"	the UK Financial Services Authority
"First Existing Facility Agreement"	the facility agreement, details of which are provided in paragraph 8.1(t) of Part VI – "Additional Information – Material contracts" of the Circular
"First Xstrata Notice of Variation"	the notice of variation of the Offeror, dated 11 July 2006, which increased the cash consideration under the Xstrata Offer from C$52.50 to C$59.00 per Falconbridge Share, removed the condition that 66⅔% of the Falconbridge Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time and further extended the Expiry Time to midnight (Vancouver time) on 21 July 2006
"Form of Proxy"	the form of proxy accompanying this document for use by the Shareholders in respect of the EGM
"Former Falconbridge"	Falconbridge Limited, a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability and a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Former Falconbridge to form Falconbridge on 30 June 2005
"FSMA"	the Financial Services and Markets Act 2000, as amended
"fully-diluted" or "fully-diluted basis"	with respect to Falconbridge Shares calculated pursuant to the Xstrata Offer, only that number of Falconbridge Shares which would be outstanding if all rights to acquire Falconbridge Shares were exercised, but excluding Falconbridge Shares issuable upon the exercise of the SRP Rights and, with respect to Falconbridge Shares calculated pursuant to the Inco Offer, only that number of Falconbridge Shares which would be outstanding if all rights to acquire Falconbridge Shares were exercised other than those which are not, and cannot in accordance with their terms become, exercisable within 120 days following 10 August 2006 and excluding Falconbridge Shares issuable upon exercise of the SRP Rights

"Glencore"	Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof
"Glencore International"	Glencore International AG, a company incorporated in Switzerland with limited liability
"Glencore International Nominees"	the Xstrata Directors nominated by Glencore International, currently being Messrs. Strothotte and Glasenberg
"HSR Act"	Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder
"IFRS"	International Financial Reporting Standards expected to be endorsed by the European Commission by 31 December 2005
"Inco"	Inco Limited, a corporation incorporated under the laws of Canada with limited liability
"Inco Offer"	the offer by Inco to purchase all of the outstanding Falconbridge Shares made under an offer document issued by Inco dated 24 October 2005, as amended and as extended by Inco's notices of extension dated 14 December 2005, 19 January 2006, 27 February 2006 and 13 July 2006, by Inco's notice of variation dated 29 May 2006 and by Inco's notices of variation and extension dated 29 June 2006 and 16 July 2006 and as the same may be further amended and varied in accordance with applicable law
"Inco Support Agreement"	the support agreement between Inco and Falconbridge in relation to the Inco Offer, as amended, as described in paragraph 8.2(b) of Part VI – "Additional Information – Material contracts" of the Circular and paragraphs 8.2(a) and 8.2(b) of Part VI "Additional Information – Material contracts" of this document
"Increased Xstrata Offer"	the offer by the Offeror to purchase all of the outstanding Falconbridge Shares not already owned by the Xstrata Group for C$62.50 in cash per Falconbridge Share made under the Offer Document as amended and varied by the Variation Documents
"Investment Canada Act"	the Investment Canada Act of 1985, as amended
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"JPMorgan Chase"	JPMorgan Chase Bank, National Association
"JPMSL"	J.P. Morgan Securities Ltd. acting as underwriter on behalf of its affiliate JPMorgan Cazenove
"£"	the lawful currency of the United Kingdom
"LionOre"	LionOre Mining International Ltd.
"Listing Rules"	the Listing Rules of the Financial Services Authority
"London Stock Exchange"	London Stock Exchange plc
"Material Adverse Effect"	in respect of the Xstrata Offer, when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or

	otherwise), businesses, operations, including results of operations, assets, affairs or prospects of that person and its subsidiaries taken as a whole, *other than any* effect (i) relating to the Canadian and United States economies, political conditions or securities markets in general; (ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that person related to such a change in the market trading price primarily resulting from an effect excluded from the definition of Material Adverse Effect under (i), (ii), (iv) or (v) of this definition; (iv) relating to any of the principal markets served by that person's business generally or shortages or price changes with respect to raw materials, metals or products (including, but not limited to, nickel, copper, cobalt, any platinum group metals, sulphur, sulphuric acid, electricity, zinc or aluminium) used or sold by that party; or (v) relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that person, any of its subsidiaries) or in Canadian generally accepted accounting principles; *provided, however, that such effect* (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;
"Minimum Tender Condition"	the condition of the original Xstrata Offer (amended by the First Xstrata Notice of Variation and to be deleted by the Second Xstrata Notice of Variation) that there shall have been validly deposited under the Xstrata Offer and not withdrawn at the Expiry Time (i) such number of Falconbridge Shares that, together with Falconbridge Shares held by the Offeror and its affiliates (as defined in the OSA), constitutes at least 66⅔% of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27
"New Acquisition Facilities"	the acquisition facilities to be provided under the New Acquisition Facilities Agreement
"New Acquisition Facilities Agreement"	the acquisition facilities agreement, details of which are provided in paragraph 8.1(b) of Part VI – "Additional Information – Material contracts" of this document
"New Debt Bridge Facility"	the bridge facility to be provided under the New Debt Bridge Facility Agreement
"New Debt Bridge Facility Agreement"	the bridge facility agreement, details of which are provided in paragraph 8.1(b) of Part VI – "Additional Information – Material contracts" of this document
"New Debt Underwriting Letter"	the debt underwriting letter, details of which are provided in paragraph 8.1(b) of Part VI – "Additional Information – Material contracts" of this document
"Non-executive Directors"	the non-executive Directors of Xstrata

"Noranda"	Noranda Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability
"Novicourt"	Novicourt Inc.
"NYSE"	New York Stock Exchange
"OBCA"	the Business Corporations Act (Ontario), as amended
"Offer Document"	the offer and circular delivered to Falconbridge, filed with Canadian provincial securities regulators and mailed to Falconbridge Shareholders by the Offeror and Xstrata (which has been amended and varied by the Variation Documents) pursuant to which the Offeror makes the Xstrata Offer to Falconbridge Shareholders
"Offeror"	Xstrata Canada Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability
"Ordinary Shares"	ordinary shares of US$0.50 each in the capital of Xstrata
"Original Acquisition Facilities"	the acquisition facilities to be provided under the Original Acquisition Facilities Agreement
"Original Acquisition Facilities Agreement"	the acquisition facilities agreement, details of which are provided in paragraph 8.1(c) of Part VI – "Additional Information – Material contracts" of the Circular
"OSA"	the Securities Act (Ontario), as amended
"OSC"	Ontario Securities Commission
"Peruvian Sol"	the lawful currency of Peru
"Phelps Dodge"	Phelps Dodge Corporation
"Phelps Dodge Inco Combination"	the proposed combination by means of the Phelps Dodge Inco Combination Agreement, pursuant to which Phelps Dodge has conditionally agreed acquire all of the outstanding Inco shares by way of a statutory plan of arrangement for C$20.25 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full pro-ration
"Phelps Dodge Inco Combination Agreement"	the combination agreement dated as of 25 June 2006 between Phelps Dodge and Inco (as amended under a waiver and amendment agreement dated 16 July 2006 between Phelps Dodge and Inco), under which Phelps Dodge and Inco agreed to implement the Phelps Dodge Inco Combination
"Placing"	the placing to institutional investors of 61,994,320 Ordinary Shares announced by the Company on 17 May 2006 consisting of 32,543,344 new Ordinary Shares which were issued by the Company and 29,450,976 Ordinary Shares held by Batiss and sold pursuant to the terms of the ECMP
"Previous EGM Notice"	the notice of the Previous Extraordinary General Meeting set out at the end of the Circular
"Previous Extraordinary General Meeting"	the extraordinary general meeting of the Company held on Friday, 30 June 2006

"Proposed Acquisition"	the proposed acquisition by the Xstrata Group of issued and outstanding Falconbridge Shares in accordance with the terms of the Xstrata Offer
"Prospectus Rules"	the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Rand" or "ZAR"	the lawful currency of South Africa
"RBS"	The Royal Bank of Scotland plc
"Regulation Q-27"	Regulation Q-27 – *Protection of Minority Securityholders in the Course of Certain Transactions* of the *Autorité des marchés financiers* (Québec), as amended
"Relationship Agreement"	the agreement dated 20 March 2002 between the Company and Glencore International, a description of which is set out in paragraph 3 of Part IV of the Cerrejón Circular – "The Xstrata Group's Relationship with Glencore – Relationship with controlling shareholder", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"
"Remuneration Committee"	the committee established to consider and determine amongst other things the remuneration of the Executive Directors
"Resolution"	the resolution set out in the EGM Notice
"Rule 61-501"	OSC Rule 61-501 – *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, as amended
"SEC"	United States Securities and Exchange Commission
"Second Existing Facility"	the facility under the Second Existing Facility Agreement
"Second Existing Facility Agreement"	the facility agreement, details of which are provided in paragraph 8.1(n) of Part VI – "Additional Information – Material contracts" of the Circular
"Second Xstrata Notice of Variation"	the notice of variation of the Offeror, to be dated on or around 21 July 2006, increasing the consideration under the Xstrata Offer from C$59.00 to C$62.50, deleting the Minimum Tender Condition, providing that the consideration under the Xstrata Offer would not be reduced by the amount of the Falconbridge Special Dividend, making the Xstrata Offer conditional on further Shareholder approval at the EGM and further extending the Expiry Time to 8.00 p.m. (Toronto time) on 14 August 2006
"Securities Act"	the US Securities Act of 1933, as amended
"Seez Trading"	Seez Trading Corp. Limited, a company incorporated in Bermuda with limited liability
"Senior Executives"	the members of senior management of the Company set out in paragraph 2.2 of Part VI – "Additional Information – Directors', Senior Executives' and others' interests – The Senior Executives" of the Circular
"Shareholder Rights Plan"	the shareholder rights plan adopted pursuant to an agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company, as rights agent, as described in paragraph 8.2(a) of Part VI – "Additional Information – Material contracts" of the Circular

"Shareholders"	holders of Ordinary Shares
"SIS"	SIS SegaInterSettle AG
"SIS System"	the system and/or facilities of SIS for the settlement of transactions in securities
"South Africa"	the Republic of South Africa
"SRP Rights"	rights issued pursuant to the Shareholder Rights Plan
"Standby Equity Underwriting Letter"	the standby equity underwriting letter, details of which are provided in paragraph 8.1(e) of Part VI – "Additional Information – Material contracts" of the Circular
"Stark Claimants"	Stark Trading and Shepherd Investment International Ltd
"Subsequent Acquisition Transaction"	an amalgamation, plan of arrangement, capital reorganisation, share consolidation or other transaction involving Falconbridge and the Offeror and/or one or more affiliates of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Falconbridge Shares not acquired by the Offeror pursuant to the Xstrata Offer (or already owned directly or indirectly by the Offeror or its affiliates)
"Supplementary Circular" or "this document"	this supplementary circular issued by the Company and dated 20 July 2006
"Swiss Banks"	Credit Suisse, UBS AG, Zürcher Kantonalbank and certain other Swiss banks who are all SIS accountholders and through whom certain Swiss Shareholders hold their interests in Ordinary Shares
"Teck Cominco"	Teck Cominco Limited, a corporation incorporated under the laws of Canada with limited liability
"Teck Offer"	the offer by Teck Cominco to purchase all of the outstanding shares of Inco as the same may be amended and varied in accordance with applicable law
"Tintaya"	BHP Billiton Tintaya S.A., a company incorporated under the laws of Peru with limited liability
"Tintaya Acquisition"	the acquisition, which completed on 21 June 2006, by the Xstrata Group of 99.981% of the issued and outstanding shares of Tintaya pursuant to the Tintaya Acquisition Agreement
"Tintaya Acquisition Agreement"	the sale and purchase agreement in relation to the Tintaya Acquisition, details of which are provided in paragraph 8.1(f) of Part VI – "Additional Information – Material contracts" of the Circular
"TSX"	Toronto Stock Exchange
"UK GAAP"	accounting principles generally accepted in the United Kingdom
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US" or "USA"	the United States of America, its territories and possessions and any state of the United States and the District of Columbia
"US dollars" or "US Dollars" or "US$" or "$US" or "cents"	the lawful currency of the United States

"US$m"	millions of US Dollars
"Variation Documents"	the Xstrata Notice of Extension, the First Xstrata Notice of Variation and the Second Xstrata Notice of Variation
"Xstrata" or the "Company"	Xstrata plc, a public limited company incorporated in England and Wales
"Xstrata AG"	Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger
"Xstrata AG Share Schemes"	the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger)
"Xstrata Coal Marketing"	Xstrata Coal Marketing AG, a company incorporated in Switzerland with limited liability
"Xstrata Coal South America"	Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability
"Xstrata Group"	Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"Xstrata LTIP"	the Xstrata Long Term Incentive Plan
"Xstrata Merger"	the merger of Xstrata AG and the Company on 25 March 2002 pursuant to which the Company became the ultimate holding company of the Xstrata Group
"Xstrata Notice of Extension"	the notice of extension of the Offeror, dated 7 July 2006, relating to the extension of the expiry time of the Xstrata Offer to 8.00 p.m. (Toronto time) on 21 July 2006
"Xstrata Offer"	the offer by the Offeror to purchase all of the outstanding Falconbridge Shares not already owned by the Xstrata Group made under the Offer Document as amended and varied by the Variation Documents and as the same may be further amended and varied in accordance with applicable law
"Xstrata (Schweiz) AG"	Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability
"Xstrata Share Schemes"	the Xstrata LTIP, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002
"Xstrata SL"	Xstrata Services (UK) Limited, a company incorporated in England and Wales with limited liability

Glossary of technical terms

The section headed "Definitions and Glossary of Technical Terms – Glossary of technical terms" in the Circular has been incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation". For the purposes of this document, such glossary of technical terms should be read as supplemented and amended by the following technical terms:

Note that certain technical terms used in Falconbridge information included in Part III – "Information on the Falconbridge Group" of the Circular and Part III – "Information on the Falconbridge Group" of this document are defined within the relevant section(s) of such Falconbridge information.

"CIM Definition Standards on Mineral Resources and Reserves"	standards for the classification of MRMR estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data. The CIM Definition Standards on Mineral Resources and Reserves were approved by the Canadian Institute of Mining, Metallurgy and Petroleum on 20 August 2000, and updated on 14 November 2004, for the reporting of exploration information, mineral resources and mineral reserves in Canada and are incorporated by reference into NI 43-101
"CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines"	guidelines intended to assist a Qualified Person in the planning, supervision, preparation and reporting of MRMR estimates. All MRMR estimation work from which public reporting will ensue must be designed and carried out under the direction of a Qualified Person in accordance with NI 43-101. Disclosure of MRMR estimates is to be made in accordance with industry standard definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum which have been incorporated by reference into NI 43-101
"concentrate"	material that has been processed to increase the content of contained material or mineral relative to the contained waste
"grade"	the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element
"LME"	London Metal Exchange
"MRMR"	mineral resource and mineral reserve
"NI 43-101"	Canadian National Instrument 43-101 – "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators
"ore"	a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable
"pound"	Imperial pound, equivalent to 0.4536 kilogrammes
"probable reserves"	measured and/or indicated resources which are not yet proven but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions

"Qualified Person" defined in NI 43-101 as "an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association"

"reserves" those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable

"resources" all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences

"thermal coal" coal used in generating steam for electricity production

"t" or "tonne" metric tonne, equivalent to 2,204.62 pounds

"waste" rock lacking sufficient grade and/or other characteristics or ore to be economic

Xstrata plc

(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)

Notice of Extraordinary General Meeting

NOTICE is hereby given that an extraordinary general meeting of Xstrata plc (the "Company") will be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland on Monday, 14 August 2006 at 11.30 a.m. (Central European Summer Time), with a satellite meeting held concurrently at the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, at 10.30 a.m. (British Summer Time), on Monday, 14 August 2006 to consider and, if thought fit, pass the following resolution to be proposed as an ordinary resolution:

THAT the proposed acquisition by a wholly-owned indirect subsidiary of the Company, Xstrata Canada Inc. (the "Offeror"), of any and all of the issued, to be issued and outstanding Falconbridge Shares (as defined in the supplementary shareholders' circular of the Company dated 20 July 2006 (the "Circular")), other than any Falconbridge Shares owned directly or indirectly by the Offeror or its affiliates, on the terms and subject to the conditions of the Offer Document (as defined in the Circular) as amended and varied by the Variation Documents (as defined in the Circular), a copy of each of which is produced to the meeting and, for identification purposes, initialled by the chairman of the meeting, or on the terms and subject to the conditions of any amended, extended, revised, renewed, additional or other offer or offers for shares and/or associated rights in the capital of Falconbridge Limited ("Falconbridge") approved by the board of directors of the Company (the "Board") (or any duly constituted committee of the Board (a "Committee")) (the "Offer"), be and is hereby approved and that the Board (or a Committee) be and is hereby authorised to make waivers, extensions and amendments or variations to any of the terms and conditions of the Offer and to do all such things that it may consider necessary or desirable to implement and give effect to, or otherwise in connection with, the Offer and any matters incidental to the Offer, including in respect of options granted to employees of Falconbridge or its subsidiaries.

By order of the Board
Richard Elliston
Secretary
Registered Office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom
20 July 2006

Note 1
A member entitled to attend and vote at the Extraordinary General Meeting (the "EGM") is entitled to appoint one or more proxies to attend and vote instead of them. The proxy need not also be a member of the Company. A proxy of a member's own choice may be appointed by inserting the proxy's name on the Form of Proxy in the space provided. If a Form of Proxy is returned without an indication as to how the proxy shall vote on the Resolution, the proxy will exercise his/her discretion as to whether, and if so how, he/she votes on the Resolution.

Note 2
To be valid, a Form of Proxy and, if applicable, any authority under which it is signed, or a copy of such authority certified in accordance with the Company's Articles of Association, must be lodged at the offices of Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bristol, BS99 3FA UK, not later than (i) 10.30 a.m. (British Summer Time) on Saturday, 12 August 2006; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. Where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, a Form of Proxy may be valid if it is delivered at the meeting at which the poll was demanded to the chairman or to the Company Secretary or to any director of the Company. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in Note 13. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting in person at the EGM, should they so wish.

Note 3
To be valid, a Form of Proxy must be signed by the holder or any person duly authorised by the holder or, if the holder is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution.

Note 4
In the case of joint holders, the signature of any one holder is sufficient. If more than one holder lodges a Form of Proxy only that of the holder first named on the Company's Register of Members will be regarded as valid.

Note 5
Any alteration made to a Form of Proxy should be initialled.

Note 6
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company as at 6.00 p.m. (British Summer Time) on Saturday, 12 August 2006 (or, in the event that the EGM is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be entitled to attend or vote at the EGM in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 p.m. (British Summer Time) on Saturday, 12 August 2006 (or, in the event that the EGM is adjourned, on the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Note 7
The Resolution, being an ordinary resolution, will be decided by a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association.

Note 8
On a show of hands, each member present in person or by proxy has one vote. If a person holds more than one proxy to vote in different ways, then that person may vote For and Against on a show of hands, although this will only count as one vote in each sense, without regard to the number of shares in respect of which the proxy has been appointed.

Note 9
As permitted by the Company's Articles of Association, the chairman of the meeting (or at least five members present in person or by proxy having the right to vote at the EGM or any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the EGM) may

demand a poll. On a poll, each member present in person or by proxy has one vote for each fully paid Ordinary Share of which he is a holder.

Note 10

As permitted by the Company's Articles of Association, a proxy appointment will (a) include the right: (i) to demand, or join in demanding, a poll; (ii) to speak at a meeting; and (iii) to vote on any amendment of the Resolution as the proxy thinks fit; and (b) (unless it provides to the contrary) be valid for any adjournment of a meeting.

Note 11

As permitted by the Company's Articles of Association, members present in person or by proxy at the satellite meeting will be counted in the quorum for the meeting and entitled to vote.

Note 12

A proxy appointment which is not delivered or received in accordance with these notes and the Company's Articles of Association shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the EGM, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Note 13

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM to be held on Monday, 14 August 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by (i) 10.30 a.m. (British Summer Time) on Saturday, 12 August 2006; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services PLC is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After such time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in accordance with the provisions of the Uncertificated Securities Regulations 2001.

Note 14

Unless the context otherwise requires, terms used in this EGM Notice have the meanings ascribed to them in the section headed "Definitions and Glossary of Technical Terms" of the Circular issued by the Company on 20 July 2006.

Printed by **St Ives Financial** B833404 / 19206
London Luxembourg New York Philadelphia Tokyo





Proposed Acquisition of Falconbridge Limited

Circular and Notice of Extraordinary General Meeting


RECEIVED
JAN 16 2007
186

CLASS 1 CIRCULAR DATED 30 MAY 2006

THIS DOCUMENT AND ITS ENCLOSURES ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document and the accompanying documents.

Each of Deutsche Bank and JPMorgan Cazenove is acting exclusively for the Company and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this document.

For a discussion of certain risk factors which should be taken into account when considering whether to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below, see Part II – "Risk Factors".

Capitalised terms have the meanings ascribed to them in the section of this document headed "Definitions and Glossary of Technical Terms". References to times in this document are to British Summer Time unless otherwise stated.

Xstrata plc

(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)

Proposed Acquisition of Falconbridge Limited

Circular and Notice of Extraordinary General Meeting

The Proposed Acquisition is conditional, amongst other things, upon the approval of Shareholders at the Extraordinary General Meeting referred to below. Your attention is drawn to the letter from the Chairman of Xstrata plc on pages 11 to 23 of this document, which contains a recommendation by Xstrata's Board of Directors that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting. You should read this document in its entirety, not rely solely on summarised information and consider whether to vote in favour of the Resolutions in light of the information contained in, and incorporated by reference into, this document.

Notice of an Extraordinary General Meeting of Xstrata, to be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland at 11.30 a.m. (Central European Summer Time) on Friday, 30 June 2006 is set out at the end of this document. You may also attend the Extraordinary General Meeting at Deutsche Bank Auditorium, Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK where a satellite meeting linked by video conference to the Zug meeting will be held concurrently at 10.30 a.m. (British Summer Time).

Shareholders will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy, in accordance with the instructions printed thereon, whether or not they intend to be present at the meeting, so as to be received by the Company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, UK, as soon as possible but in any event by no later than 10.30 a.m. (British Summer Time) on Wednesday, 28 June 2006. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.

If you hold Ordinary Shares through the SIS System you will be contacted separately by the Swiss Bank through which you hold Ordinary Shares as to how to participate at the Extraordinary General Meeting.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Xstrata Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer Document.

Nothing in this document is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Certain information in relation to the Xstrata Group has been incorporated by reference into this document. You should refer to the section of this document headed "Relevant Documentation".

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

Contents

Presentation of information on the Falconbridge Group

This document contains certain information relating to Falconbridge and the Falconbridge Group, including the information contained in Part I – "Letter from the Chairman", Part II – "Risk Factors", Part III – "Information on the Falconbridge Group", Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and Part VI – "Additional Information".

Whilst Xstrata carried out a limited due diligence exercise in respect of Noranda and Former Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Former Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Former Falconbridge on 30 June 2005, including at the time of the Xstrata Group's acquisitions of Falconbridge Shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of the Falconbridge Group. Consequently, the information in this document relating to Falconbridge and the Falconbridge Group (other than in relation to the trading prices of Falconbridge Shares on the TSX and NYSE which is sourced from Bloomberg) has been compiled from information included in public documents filed by the Falconbridge Group only and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Xstrata and the Xstrata Directors have sought to ensure that such information has been accurately reproduced from such sources and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading. See the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors".

Nothing in this paragraph headed "Presentation of information on the Falconbridge Group" is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Presentation of information on the Enlarged Group

Unless the context otherwise requires, references in this document to the "Enlarged Group" are to Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of each of the Proposed Acquisition and the Tintaya Acquisition and therefore such references include the Xstrata Group as enlarged by the Falconbridge Group and by Tintaya. Completion of the Proposed Acquisition is subject to a number of conditions which are described in detail in Part I – "Letter from the Chairman" and Part V – "Principal Terms of the Proposed Acquisition" and completion of the Tintaya Acquisition is subject to a number of conditions including the receipt of certain regulatory certificates.

Cautionary note regarding forward-looking statements

This document and the information incorporated by reference into this document include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and the information incorporated by reference into this document and include statements regarding the intentions, beliefs or current expectations of the Directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Enlarged Group and the industries in which they operate.

This document also contains forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition (which is conditional, amongst other things, upon Shareholder approval and receipt of certain regulatory clearances) and potential and/or expected synergies and cost savings available to the Enlarged Group.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this document. Further, actual developments in relation to the Proposed Acquisition and/or the Tintaya Acquisition and the expected completion, and timing of completion of, the Proposed Acquisition and the Tintaya Acquisition may differ materially from those

contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that Shareholders may not vote in favour of the Transaction Resolutions, the risks that the Xstrata Group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the other conditions of the Proposed Acquisition may not be satisfied on a timely basis or at all, the Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Proposed Acquisition and/or the Cerrejón Acquisition and/or the Tintaya Acquisition and the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to integration of the Falconbridge Group and/or the Cerrejón Business and/or Tintaya into the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Falconbridge Group, the Cerrejón Business and Tintaya) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in Part II – "Risk Factors".

You are advised to read this document in its entirety, and in particular Part I – "Letter from the Chairman" and Part II – "Risk Factors", for a further discussion of the factors that could affect the Xstrata Group's and the Enlarged Group's future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Presentation of financial information

Unless otherwise indicated, financial information for the Xstrata Group in this document is presented in US dollars and has been prepared in accordance with International Financial Reporting Standards, or IFRS. Unless otherwise indicated, financial information for the Falconbridge Group in this document has been extracted without material amendment from published information, is presented in US dollars and has been prepared in accordance with Canadian GAAP. Financial information for the Falconbridge Group in this document relating to the month ended 30 April 2006 and the three months ended 31 March 2006, pro forma financial information on the amalgamation of Noranda and Former Falconbridge for the three months ended 31 March 2005 and as otherwise indicated, is unaudited. See also "Presentation of information on the Falconbridge Group" above and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors".

UK GAAP (in accordance with which Xstrata previously prepared its financial information) and IFRS differ in certain relevant respects from Canadian GAAP. For a discussion of certain significant differences between UK GAAP and Canadian GAAP and IFRS and Canadian GAAP, see paragraph 2.3 of Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group – Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge".

Unless otherwise indicated, EBITDA represents, when used in relation to the Xstrata Group, operating profit or loss from continuing operations before interest, taxation, depreciation and amortisation and, when used in relation to the Falconbridge Group, income generated from operating assets adding back depreciation, amortisation and accretion, less corporate and general administration costs and research, development and exploration costs. Although none of IFRS, UK GAAP or Canadian GAAP defines the measure EBITDA, it is a measure which is widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA should not be considered in isolation or as a substitute for operating profit, cash flows from operating activities or any other measure for determining Xstrata's operating performance or liquidity that is calculated in accordance with IFRS or UK GAAP or the Falconbridge Group's operating performance or liquidity that is calculated in accordance with Canadian GAAP. As EBITDA is not a measure of performance defined by IFRS, UK GAAP or Canadian GAAP, it may not be comparable to similarly titled measures employed by other companies.

Currencies
In this document, references to "Argentine pesos" or "ARS" are to the lawful currency of Argentina, references to "Australian dollars" or "A$" are to the lawful currency of Australia, references to "Canadian dollars", "C$" or "Cdn$" are to the lawful currency of Canada, references to "Colombian pesos" are to the lawful currency of Colombia, references to "Euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to the "Peruvian Sol" are to the lawful currency of Peru, references to "Rand" or "ZAR" are to the lawful currency of South Africa, references to "CHF" are to the lawful currency of Switzerland, references to "£" are to the lawful currency of the United Kingdom and references to "US dollars", "US Dollars", "US$", "$US" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated, the financial information contained in this document has been presented in US dollars. In addition, solely for convenience, this document contains translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate.

Ore reserve and mineral resource reporting – basis of preparation
Unless otherwise indicated, all mineral reserves and mineral resources information reproduced in this document in respect of the Falconbridge Group has been prepared for the Falconbridge Group, has been extracted without material amendment from information included in public documents filed by the Falconbridge Group only and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. See – "Presentation of information on the Falconbridge Group" above and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors".

According to information included in public documents filed by the Falconbridge Group, unless otherwise indicated, all estimates of mineral reserves and mineral resources reproduced in this document in respect of the Falconbridge Group:

- have been estimated by or on behalf of the Falconbridge Group in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by the CIM Council on 14 November 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on 23 November 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation;

- were compiled, indirectly supervised and verified on behalf of the Falconbridge Group by Chester Moore who was, at 22 March 2006 (being the date of Falconbridge's 2005 Annual Information Form), Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years of experience as a geologist and a qualified person as defined in NI 43-101;

- are shown on a 100% basis; and

- used the following long-term metal prices for estimates: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb with a nickel premium added at Sudbury operations. (Exchange rate of C$1.50 to US$1.00).

According to information included in public documents filed by the Falconbridge Group, there were, at 22 March 2006 (being the date of Falconbridge's 2005 Annual Information Form), no environmental, permitting, legal, taxation, political or other relevant issues known to the Falconbridge Group that would materially affect the estimates of mineral reserves and mineral resources reproduced in this document in respect of the Falconbridge Group.

Unless otherwise indicated, in this document, mineral reserves and mineral resources information in relation to the Falconbridge Group is reported as at 31 December 2005.

Nothing in this paragraph headed "Ore reserve and mineral resource reporting – basis of preparation" is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Rounding
Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

Expected Timetable of Principal Events

The following is the expected timetable of principal events in relation to the Proposed Acquisition:

Commencement of the Xstrata Offer	**18 May 2006**
Expected latest time and date for receipt of Forms of Proxy and receipt of electronic proxy appointments via the CREST system in relation to the Proposed Acquisition	**10.30 a.m. (11.30 a.m. Central European Summer Time) on Wednesday, 28 June 2006**
Extraordinary General Meeting in relation to the Proposed Acquisition	**10.30 a.m. (11.30 a.m. Central European Summer Time) on Friday, 30 June 2006**
Earliest expected completion date of the Proposed Acquisition	**7 July 2006[1]**

Note:

[1] The period during which the Xstrata Offer is open for acceptance may be extended by the Offeror in certain circumstances.

References to times in this document are to British Summer Time unless otherwise stated.

The Tintaya Acquisition is conditional upon, amongst other things, the receipt of certain regulatory certificates and it is expected that the Tintaya Acquisition will be completed by around the middle of June 2006.

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Proposed Acquisition:

1. Annual Reports and Accounts for the three financial years ended 31 December 2003, 31 December 2004 and 31 December 2005.

   These contain the audited consolidated financial statements of Xstrata for the financial years ended 31 December 2003 and 31 December 2004 prepared in accordance with UK GAAP and the audited consolidated financial statements of Xstrata for the financial year ended 31 December 2005 prepared in accordance with IFRS, together with audit reports in respect of each such year.

2. The Cerrejón Circular

   The Cerrejón Circular dated 23 March 2006 issued by the Company in connection with the Cerrejón Acquisition. This contains, amongst other things:

   (a) a letter from the Senior Independent Director of Xstrata, including, amongst other things, details of, background to and reasons for, the Cerrejón Acquisition;

   (b) a section containing information on Cerrejón;

   (c) a section containing the principal terms of the Cerrejón Acquisition; and

   (d) a section containing a description of the Xstrata Group's relationship with Glencore.

Documentation incorporated by reference into this Circular

The following sections of the Annual Reports and Accounts and the Cerrejón Circular are incorporated by reference into this Circular so as to provide the information required in respect of related party transactions pursuant to paragraph 19 of Annex I of the Prospectus Rules (as incorporated by Chapter 13 Annex 1R of the Listing Rules), to provide historical financial information on Xstrata as background to the section of this document entitled "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group" and to provide information in respect of the Cerrejón Acquisition and the Relationship Agreement.

Information incorporated by reference into this Circular	Destination of incorporation	Page number in this Circular
Annual Report and Accounts 2005 (Financial Statements pages 10 to 32 inclusive) - Note 5 (First time adoption of IFRS and changes in accounting policies) and Note 6 (Principal Accounting Policies) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005	Paragraph 1 of Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group – 1. Basis of preparation"	391
Cerrejón Circular (pages 45 and 46 inclusive) – Part III – "Principal Terms of the Proposed Acquisition"	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	419
Cerrejón Circular (pages 49 to 53 inclusive) – Part IV – "The Xstrata Group's Relationship with Glencore" (excluding paragraph 4 on page 53 – "Related party transactions")*	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	419
Annual Report and Accounts 2005 (Financial Statements pages 104 to 108 inclusive) - Note 38 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	419
Annual Report and Accounts 2004 (pages 145 to 148 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2004	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	419
Annual Report and Accounts 2003 (pages 149 to 151 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2003	Paragraph 5 of Part VI – "Additional Information – Related party transactions"	419

Information incorporated by reference into this Circular	Destination of incorporation	Page number in this Circular
Cerrejón Circular (pages 45 and 46 inclusive) – Part III – "Principal Terms of the Proposed Acquisition"	Paragraph 8.1(h) of Part VI – "Additional Information – Material contracts"	432
Cerrejón Circular (pages 49 to 53 inclusive) – paragraph 3 of Part IV – "The Xstrata Group's Relationship with Glencore – Relationship with controlling shareholder" (excluding paragraph 4 on page 53 – "Related party transactions")*	Paragraph 8.1(w) of Part VI – "Additional Information – Material contracts"	438

Note

* Page 52 of the Cerrejón Circular refers to Messrs. Strothotte, Glasenberg and Issroff being the Glencore International Nominees. Mr. Issroff resigned as a director of the Company with effect from 10 May 2006. Messrs. Strothotte and Glasenberg are currently the only Glencore International Nominees on the board of directors of the Company.

Copies of the above documents are available:

(a) on the Company's website (www.xstrata.com). Except to the extent expressly set out above in this section "Relevant Documentation", neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this document; and

(b) as provided in paragraph 13 of Part VI – "Additional Information – Documents available for inspection" of this document.

Offer Document

A copy of the Offer Document does not accompany this document and the information in the Offer Document is not incorporated by reference into this document. Nevertheless a copy of the Offer Document can be obtained from Xstrata's registered office in London at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, from Xstrata's head office in Switzerland at Bahnhofstrasse 2, 6301 Zug, Switzerland, from Xstrata's website at www.xstrata.com or as provided in paragraph 13 of Part VI – "Additional Information – Documents available for inspection".

The Offer Document contains the terms and conditions of the Xstrata Offer. A summary of the principal terms of the Xstrata Offer is set out in this document in Part V – "Principal Terms of the Proposed Acquisition".

Part I

Letter from the Chairman

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Xstrata plc
Registered office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom
Tel: +44 20 7968 2800
Head office:
Bahnhofstrasse 2,
6301 Zug,
Switzerland
Tel: +41 41 726 6070

Directors:
Willy Strothotte (Chairman)*†
David Rough (Senior Independent Director and Deputy Chairman)*
Michael Davis (Chief Executive)
Trevor Reid (Chief Financial Officer)
Santiago Zaldumbide (Executive Director)
Ivan Glasenberg*†
Paul Hazen*
Robert MacDonnell*
Sir Steve Robson CB*
Dr Fred Roux*
Ian Strachan*

*Non-executive Director
†Glencore International Nominee

30 May 2006

To Shareholders and, for information only, to participants in the Xstrata Share Schemes

Dear Shareholder,

Proposed Acquisition of Falconbridge Limited

1. Introduction and overview

Xstrata announced on 17 May 2006 its offer to acquire (through an indirect wholly-owned subsidiary) all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") not already owned by the Xstrata Group for C$52.50 in cash per Falconbridge Share, or approximately C$16.1 billion in total (approximately US$14.6 billion). The Xstrata Offer values the total common share capital of Falconbridge at approximately C$20.0 billion (approximately US$18.1 billion). The Xstrata Group will also assume Falconbridge's net debt on completion of the Proposed Acquisition, which was US$2,814 million as at 30 April 2006, as disclosed in Falconbridge's unaudited results announcement for the month ended 30 April 2006.

The Xstrata Offer price represents a premium of:

- 12.3% over the value of the revised offer announced by Inco Limited ("Inco") in its competing offer for Falconbridge, based upon the 5 May 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the offer by Teck Cominco Limited ("Teck Cominco") to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of the Inco Offer; and
- 11.2% over the closing price of C$47.23 per Falconbridge Share on 5 May 2006, the last trading day prior to the announcement of Teck Cominco's offer for Inco.

The Xstrata Group currently beneficially owns 73,665,996 Falconbridge Shares representing approximately 19.8% of the outstanding Falconbridge Shares. At the Xstrata Offer price of C$52.50 per Falconbridge Share, the average consideration per share for acquiring all of the Falconbridge Shares, including those already owned, will be approximately C$47.76.

Falconbridge is likely to be required to pay a break fee of up to US$450 million to Inco, and, in the event that this is payable by Falconbridge to Inco, the amount of Falconbridge net debt assumed by Xstrata on completion of the Proposed Acquisition will increase by an amount equivalent to the break fee. The Directors believe that the Proposed Acquisition will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

Amongst other things, the Proposed Acquisition is conditional upon the passing of each of the Transaction Resolutions to be proposed at the Extraordinary General Meeting (being the Resolutions numbered 1 to 3 in the EGM Notice), certain regulatory consents being obtained (including under the Investment Canada Act) and there being validly deposited under the Xstrata Offer and not withdrawn such number of Falconbridge Shares which, together with the Falconbridge Shares owned by the Xstrata Group, constitute at least 66⅔% of the Falconbridge Shares on a fully-diluted basis. The conditions of the Xstrata Offer may be waived by the Offeror in certain circumstances.

The Proposed Acquisition will be financed through new committed bank debt facilities. Drawdown under the new debt facilities is conditional, amongst other things, upon the passing of each of the Transaction Resolutions to be proposed at the Extraordinary General Meeting. In addition, if the Proposed Acquisition completes, Xstrata has committed under the Standby Equity Underwriting Letter to undertake one or more equity capital raisings to refinance part of the new debt facilities. Deutsche Bank and JPMSL have irrevocably undertaken (severally, and not jointly or jointly and severally) to underwrite each as to 50%, subject to the terms of the Standby Equity Underwriting Letter, one or more equity offerings to raise such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, under which up to US$7.0 billion is available to the Xstrata Group, together with costs and expenses. Unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unreasonably withheld or delayed), determines otherwise, such amount will be raised by way of an underwritten rights issue of Ordinary Shares to existing Shareholders. The timing and terms of any such equity offering or offerings will be based on an assessment of the Enlarged Group's capital structure following the successful acquisition of Falconbridge. Critical to the Company's assessment will be the maintenance of an investment grade credit rating. Following discussions with Xstrata's major shareholder, Glencore International AG ("Glencore International"), the Directors are confident that any rights issue will be fully supported by Glencore International.

Xstrata has received irrevocable undertakings from Glencore International and Credit Suisse Securities (Europe) Limited ("CSSEL") to vote in favour of each of the Resolutions to be proposed at the Extraordinary General Meeting. In aggregate, these undertakings are given in respect of 252,601,000 Ordinary Shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

The purpose of this document is to provide you with details of, the background to and the reasons for, the Proposed Acquisition, to explain why the Board of Directors believes that the Proposed Acquisition is in the best interests of the Company and its Shareholders as a whole and to seek your approval for the Proposed Acquisition and the other Resolutions to be proposed at the Extraordinary General Meeting. A notice convening the Extraordinary General Meeting of the Company is set out at the end of this document.

2. Information on Xstrata

Development and delivery of Xstrata's strategy since 2002

Since its initial public offering on the London Stock Exchange in March 2002, Xstrata has grown into a major global diversified mining group, headquartered in Zug, Switzerland, with meaningful positions in six major international commodity markets: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, and additional exposures to gold, lead and silver. The Xstrata Group's operations and projects span five continents and nine countries: Australia, South Africa, Spain, Germany, Argentina, Peru, Colombia, Canada and the United Kingdom, employing approximately 24,000 people worldwide, including contractors.

Xstrata is listed on the Official List and admitted to trading on the London Stock Exchange's main market for listed securities and the SWX Swiss Exchange.

In March 2002, at the time of the Xstrata IPO, Xstrata's board of directors articulated its strategy to develop Xstrata as a distinct, value-focused, diversified mining company positioned to compete for and create value by leveraging the Company's size and momentum to deliver significant growth, while improving the capital and operating efficiency of its businesses. Over the four years since listing, Xstrata has delivered greater earnings growth and higher real cost savings, as a proportion of net operating costs, than those disclosed by its larger UK mining company peers. These financial and

operating results have contributed to the sustained share price out-performance of Xstrata versus its industry peers, which since listing has delivered a total shareholder return in excess of 300%.

As a consequence, Xstrata has firmly established itself over this relatively short period as a leading international metals and mining group with a diversified portfolio of cash generative businesses and a proven ability to generate value through the development and highly efficient operation of its assets. Since and including the Xstrata IPO, the financial markets have provided some US$6 billion in equity capital to support the Xstrata Group's development. This support has contributed to Xstrata's outperformance relative to both the larger UK diversified mining companies and the wider UK market. The growth in scale and quality of the Xstrata Group's portfolio of assets since 2002, combined with Xstrata's international shareholder base and access to capital markets, has significantly enhanced Xstrata's capacity to pursue and exploit superior value opportunities in the global metals and mining sector as and when they arise.

Xstrata's growth strategy, in particular, has been pursued across three fronts: growth from within the Xstrata Group, incremental growth from outside the Xstrata Group and significant transformational growth from major acquisitions.

Growth from within the Xstrata Group: One of the strongest elements in the improvement of the quality of the Xstrata Group's portfolio has been the active development of high-value growth opportunities within the Xstrata Group's commodity businesses. As a consequence, in three of the Xstrata Group's four businesses (Xstrata Alloys, Xstrata Coal and Xstrata Zinc), the Xstrata Group has a significant pipeline of potential projects that can be initiated in response to market demand. Many of these are relatively lower-risk "brownfield" projects (building on existing infrastructure and operations) and are therefore characterised by lower capital costs, shorter lead times and higher than average returns. In addition, the largest of these, the Lion ferrochrome project, the expansions between 2001 and 2005 at the San Juan de Nieva zinc smelter and the Black Star zinc open pit in Australia, and the Ulan "fat face" longwall and Rolleston open-cast mines in thermal coal, are expected to deliver significantly reduced operating costs and improved margins within their respective businesses.

Incremental growth: The Xstrata Group has also looked to secure growth from opportunities outside the portfolio, particularly in the case of the global copper business the Xstrata Group acquired with the purchase of MIM Holdings Limited (now known as Xstrata Queensland Limited) ("MIM") in 2003, the acquisition of one third of Cerrejón which completed on 12 May 2006 and the proposed acquisition of Tintaya announced on 16 May 2006. The Xstrata Group's successful purchase of the Las Bambas copper project in Peru in 2004 represents a particularly valuable growth option for the future. First year drilling results have indicated three high potential skarn and porphyry mineralised areas which could form the base of a major copper/gold/molybdenum operation, with further upside from other prospective areas that form part of the 2006 drilling programme. In addition, Xstrata Copper holds a 62.5% option over the Tampakan Project, a large scale copper gold porphyry in the Philippines, where resource estimates were updated in April 2006 to 2.0 billion tonnes at 0.59% copper and 0.23 g/t gold, using a 0.3% copper cut-off grade. Tampakan is now in pre-feasibility stage and a decision to take up the Xstrata Group's option and proceed with the development of this potential major copper/gold operation is expected to be made in the second half of 2006. The acquisition of Glencore's one-third stake in Cerrejón has provided the Xstrata Group with a meaningful interest in one of the world's largest export open pit coal mining operations and one of the lowest-cost producers of export thermal coal supplied to the important Atlantic market. The Tintaya Acquisition will expand Xstrata Copper's current production portfolio with an additional 120,000 tonnes of copper in cathode and concentrate per annum and also provide the Xstrata Group with a unique opportunity to strengthen its strategic position in southern Peru.

Transformational growth from major acquisitions: The successful acquisition and integration of the former Enex and Duiker coal assets in 2002 and of MIM in 2003 were key elements in the transformation of Xstrata. In addition to the positive impact and improved investment rating of greater scale and diversification, significant additional value has been secured for all stakeholders through the improvement of capital and operational efficiencies within the acquired operations. In 2004, the first full year of ownership of MIM, mining productivity rose 15% and 20% at the Mount Isa copper and Mount Isa zinc operations respectively, delivering an efficiency gain of US$52 million. As importantly, health, safety and environmental performance improved dramatically across the acquired businesses, with the total recordable injury frequency rate reducing by 49% and 32%, respectively, in the former MIM copper and coal businesses. Overall, the frequency of lost time injuries has been reduced by over 50% at the former MIM operations since the Xstrata Group's acquisition in 2003.

Since the acquisition and successful integration of MIM, the Xstrata Group's attention has been largely focused on maximising the value of the existing portfolio with an emphasis on optimising operating performance, and developing its pipeline of high return brownfield and greenfield growth projects. However, as indicated before, the Board remains alert to opportunities and, in addition to the Cerrejón Acquisition which completed on 12 May 2006 and the Tintaya Acquisition which is expected to complete around the middle of June 2006, a number of other substantial company transforming transactions were considered in 2004 and 2005, and further opportunities remain under active review.

Current trading update

At the close of business on 26 May 2006, Xstrata's market capitalisation was approximately £14.3 billion (approximately US$26.6 billion). For the year ended 31 December 2005, Xstrata's consolidated profit attributable to equity holders of the parent was US$1,706.4 million on consolidated revenue of US$8,049.8 million, compared with US$1,067.1 million and US$6,462.4 million respectively for the year ended 31 December 2004. As of 31 December 2005, Xstrata's consolidated net assets were US$8,137.2 million, compared with US$7,325.2 million at 31 December 2004. The above financial information is presented on an IFRS basis and extracted from Xstrata's audited consolidated financial statements for the year ended 31 December 2005.

Since 31 December 2005, Xstrata has continued to trade very satisfactorily. In the first five months of 2006, base metals prices, especially copper and zinc, have risen strongly above the average prices received in 2005 to reach new highs and thermal coal spot prices have improved in both the Atlantic and Pacific markets. As a consequence, Xstrata believes that the outlook for 2006 is now more positive than at the time the Company's 2005 Annual Report was issued in early April 2006.

The drivers of the ongoing strength in the prices of copper, zinc, thermal and coking coal, ferrochrome and vanadium rest on four major factors: continued robust demand, particularly from China; the lack of any meaningful near-term additional supply from new base metals projects; low stock levels in the base metals markets; and a series of supply-shocks from existing base metals and bulk commodity producers caused by a broad range of reasonably typical operational issues including inclement weather, labour disputes, lower grades and production breakdowns. Xstrata believes these factors will continue to support commodity prices above their long-run averages for several years.

Earnings in 2006 will also benefit from the acquisition of the Cerrejón Business and production growth in the Xstrata Group's zinc and coal businesses, the latter coming through both incremental growth in New South Wales and the additional 5 Mt expected from the new, low-cost Rolleston open cut mine in Queensland. The Tintaya Acquisition is also expected to expand Xstrata Copper's current production portfolio with an additional 120,000 tonnes of copper in cathode and concentrate per annum. Other major growth projects across the Xstrata Group continue to make excellent progress: the Lion ferrochrome project in South Africa is on track for first production in the second half of 2006; the expanded 100,000 metre drilling programme at the Las Bambas copper project in Peru is well underway; and a decision on the Xstrata Group's take-up of its option to acquire 62.5% of the Tampakan copper/gold project in the Philippines is expected to be made following completion of the pre-feasibility study in the second half of 2006.

3. The Proposed Acquisition

The suite of assets that now form part of Falconbridge attracted the Xstrata Group's interest from early in 2004, and Xstrata undertook a limited due diligence exercise in the first half of 2004. This confirmed Xstrata's belief in the fundamental quality of the businesses and the attraction of a combination with Xstrata. However, the related shareholdings of Brascan (now known as Brookfield), Noranda and Former Falconbridge meant it was not possible to construct a transaction that was acceptable to Brookfield at that time. This was primarily a consequence of Brookfield's pursuit of an unconditional sale of its holdings, and Xstrata's desire to make any such purchase conditional on a successful offer to the minorities in both Noranda and Former Falconbridge (in order to secure access to the cashflows of the two companies). Following the amalgamation of Noranda and Former Falconbridge in June 2005, the Xstrata Group moved quickly, in August and September 2005, to purchase what is now a 19.8% stake in Falconbridge at a cost of approximately US$1.7 billion or C$28 per Falconbridge Share from Brookfield, Falconbridge's then largest shareholder, and Lansdowne.

On 11 October 2005, without any prior discussion with Xstrata, Inco and Falconbridge announced an offer by Inco to purchase all of the issued and outstanding common shares of Falconbridge for a per share consideration of C$34.00 in cash or 0.6713 of an Inco share and C$0.05 in cash. On 13 May 2006, Inco and Falconbridge announced a revised offer by Inco for a per share consideration of C$51.17 in cash or 0.6927 of an Inco share and C$0.05 in cash, subject to a

maximum cash consideration available under Inco's offer of C$4,786,678,875 and subject to a maximum of 200,657,578 Inco common shares issuable under the Inco Offer, such that if all Falconbridge Shareholders tendered for cash, under the Inco Offer each Falconbridge Shareholder would be entitled to receive on a pro rata basis C$12.50 in cash and 0.524 of an Inco common share for each Falconbridge Share tendered.

The Falconbridge board approved the initial Inco Offer and its revision and entered into a support agreement with Inco and four amendments thereto, which Xstrata, as a major shareholder in Falconbridge, regards as structured unduly in favour of Inco and its offer. This agreement includes, amongst other things, restrictive non-solicitation covenants, an opportunity for Inco to match any third-party offer within a ten business day period and a break fee of up to US$450 million.

On 18 November 2005, Inco and Falconbridge announced they had received a request for additional information, commonly referred to as a second request, from the Antitrust Division of the US Department of Justice in connection with the Inco Offer. On 8 December 2005, Inco announced that it would be extending the expiry time of the Inco Offer from 23 December 2005 to 27 January 2006 to allow more time for the receipt of all necessary regulatory clearances. On 12 January 2006, Inco announced that it would be further extending the expiry of the Inco Offer from 27 January 2006 to 28 February 2006, again to allow more time for the receipt of all necessary regulatory clearances. Inco also announced a further amendment of the Inco Support Agreement to extend the expiry time of the Inco Offer by an additional 60 days from late February 2006 if all necessary regulatory clearances were not obtained by that date. On 21 February 2006, Inco announced that it would be further extending the expiry of the Inco Offer from 28 February 2006 to 30 June 2006, once again to allow more time for the receipt of all necessary regulatory clearances. Inco also announced that the Inco Support Agreement had again been amended to reflect Inco's agreement with Falconbridge that the Inco Offer could be extended through one or more additional extensions to early August 2006. Falconbridge also agreed with Inco that the Inco Offer can be accelerated in the event that the necessary regulatory clearances are obtained earlier. On 8 May 2006, Falconbridge announced that it and Inco understood that the European Commission would shortly be issuing a "Statement of Objections" in respect of the Inco Offer. To achieve regulatory clearance, Inco and Falconbridge may be required to offer further remedies or disposals to meet the requirements of the antitrust authorities. Inco and Falconbridge further amended the Inco Support Agreement on 13 May 2006 in connection with Inco's announced revised offer to increase the break fee payable thereunder from US$320 million to US$450 million.

Falconbridge has filed with the Canadian Securities Administrators a Notice of Change to its Directors' Circular dated 26 May 2006 relating to the announced revised Inco Offer, which states that the board of directors of Falconbridge continues to unanimously recommend that Falconbridge Shareholders accept the announced revised Inco Offer. The Notice of Change also states that on 23 May 2006 the board of directors of Falconbridge deferred the separation time under the Shareholder Rights Plan with respect to the announcement by Xstrata of the Xstrata Offer and that the board of directors of Falconbridge is currently evaluating the Xstrata Offer and expects to issue its directors' circular in respect thereof on or before 2 June 2006.

On 8 May 2006, Teck Cominco announced its intention to make an offer for Inco in cash and Class B shares and on 23 May 2006 Teck Cominco commenced its offer for Inco by mailing its offer documents to Inco shareholders. Assuming full proration of the cash and share consideration, the consideration under Teck Cominco's offer is C$28.00 in cash and 0.6293 of a Teck Cominco Class B share for each Inco share tendered. It is a condition of the Teck Cominco offer that the Inco Offer shall have been withdrawn or terminated without any Falconbridge Shares having been purchased by Inco pursuant to such offer, and that the Inco Support Agreement shall have been terminated in accordance with its terms.

In light of the Inco Offer and the restrictive nature of the Inco Support Agreement, the Board decided to put Xstrata's proposal directly to Falconbridge Shareholders. The announcement of the Xstrata Offer ensures that Falconbridge Shareholders will have full opportunity to consider and assess the merits of the Xstrata proposal directly, and that the board of directors of Falconbridge gives the proposal due and proper consideration.

The Directors are confident that the acquisition of Falconbridge by the Xstrata Group will deliver significant benefits to the operations, employees and stakeholders of Falconbridge. Given the Xstrata Group's stated growth strategy, the Directors believe the Xstrata Group's position as a major and long-term direct investor in its Canadian businesses will be of material overall benefit to Canada. The Directors therefore expect to receive the necessary clearance under the Investment Canada Act in due course. The Directors are also confident that the Xstrata Offer will not encounter substantive antitrust issues in Canada, the United States or Europe and will promptly receive the necessary competition authority clearances.

The Directors believe that Xstrata's all cash offer is a superior offer for Falconbridge Shareholders to the offer that Inco has proposed, offering them a compelling opportunity to realise a guaranteed cash value, with no market risk.

4. Information on Falconbridge

Falconbridge, which is incorporated in the Province of Ontario, Canada and listed on the Toronto and New York stock exchanges, is a leading international copper and nickel company with investments in fully integrated zinc and aluminium assets. Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary

and fabricated aluminium, cobalt, lead, molybdenum, silver, gold and sulphuric acid. It is also one of the world's largest recyclers and processors of metal-bearing materials.

Falconbridge's principal products are copper, nickel, zinc and aluminium, with the balance of its products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

The principal markets for Falconbridge's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries.

For the year ended 31 December 2005, Falconbridge had audited consolidated revenues of US$8,148 million (2004: US$6,764 million), EBITDA of US$2,236 million (2004: US$1,771 million) and profit before taxation of US$1,391 million (2004: US$945 million). Falconbridge had audited gross assets as at 31 December 2005 of US$12,418 million (2004: US$9,628 million. The Falconbridge financial information presented above has been extracted without material amendment from published financial reports prepared under Canadian GAAP.

According to Falconbridge's Annual Information Form published on 22 March 2006, at 31 December 2005, the Falconbridge Group had approximately 14,500 employees in 18 countries.

Following the amalgamation of Noranda and Former Falconbridge on 30 June 2005, Falconbridge began trading on the Toronto and New York stock exchanges on 6 July 2005 at a price of C$21.55 and US$17.34 respectively. Since that time, the Falconbridge Shares have traded upwards, rising by C$3.77 to C$34.59 on the day Inco announced its recommended offer for Falconbridge and reaching a closing high of C$55.94 on the Toronto Stock Exchange on 29 May 2006, the latest practicable date prior to the publication of this document.

So far as Xstrata is aware, Aaron W. Regent, President, Derek G. Pannell, Chief Executive Officer, Steven J. Douglas, Executive Vice-President and Chief Financial Officer and Ian Pearce, Chief Operating Officer, are key individuals important to Falconbridge. Further biographical details of these individuals are set out in paragraph 4 of Part VI – "Additional Information – Details of key individuals important to Falconbridge's business".

See "Presentation of Information – Presentation of information on the Falconbridge Group" and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors".

5. Benefits and financial impact of the Proposed Acquisition

Benefits of the Proposed Acquisition

The Proposed Acquisition will provide Xstrata with a significant addition to its global copper business and with a new world class global nickel business – an attractive new addition to Xstrata's commodity portfolio. Xstrata believes that Falconbridge's copper and nickel businesses have long-life, high quality reserve and resource bases and are located in geographies with well-established mining cultures. Given their size and cost position, Xstrata expects these businesses to generate substantial and robust cash flows through the economic cycle, with Xstrata enjoying additional benefit from the inclusion of Falconbridge's zinc and aluminium businesses.

The Directors are confident that a combination of Xstrata and Falconbridge has a strong strategic rationale. The Board believes that there are substantial benefits to be gained from a combination of the two businesses and that the transaction would be in the best interests of both Xstrata and Falconbridge and of their respective shareholders, customers and employees.

The Directors believe that the Proposed Acquisition will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

Together with the Cerrejón Acquisition and the Tintaya Acquisition, the Enlarged Group will be the world's fifth largest global diversified mining and metals group, with the scale, diversification and quality of assets from which Xstrata can continue to create significant value for Shareholders through:

- greater critical mass, enhancing the Enlarged Group's ability to compete and grow within an increasingly consolidated global metals and mining industry;
- an excellent spread of operating assets across North and South America, Europe, Australia and South Africa, and operations in seven major international commodity markets: copper, nickel, metallurgical coal, thermal coal, ferrochrome, zinc and aluminium. The Enlarged Group is expected to be the world's fourth largest producer of copper and nickel, the world's largest producer of zinc and ferrochrome and a leading exporter of thermal coal;
- diversification of geographic, commodity and currency risk that Xstrata believes is on a par with the best in the mining industry;
- entry into a significant new global business, nickel, comprising long-life assets with excellent development opportunities;
- a world-class portfolio of assets, characterised by five commodity businesses that comprise large-scale, long-life, robust, cash generative operations that are competitively positioned within their respective industries;
- a significantly improved pipeline of brownfield and greenfield growth projects that extend the life of the existing operations and ensure long-term organic growth and optionality;
- an asset base that provides increased financial flexibility, with improved stability and security of cash flow and earnings; and
- the combined expertise of Xstrata's and Falconbridge's workforce and management at a time when there is elevated competition for skills in the mining sector.

Xstrata believes that the combination of the Las Bambas and Tampakan copper projects with Falconbride's El Pachón and El Morro projects, together with the brownfield potential that exists at Collahuasi, Lomas Bayas, Altonorte and Tintaya, would provide Xstrata with a suite of world-class, internal growth options in copper. In addition, Xstrata will have a strong pipeline of nickel growth opportunities, in particular at Sudbury with the late stage Nickel Rim project, brownfield expansions at both Raglan and Falcondo, together with the Koniambo and Kabanga resources. This would be complemented by the extensive, low-risk, brownfield expansion potential that already exists in Xstrata's coal, zinc and alloys businesses.

The Enlarged Group following successful completion of the Proposed Acquisition
The Xstrata Offer values the total common share capital of Falconbridge at approximately C$20.0 billion (approximately US$18.1 billion). The Xstrata Group will assume Falconbridge's net debt on completion of the Proposed Acquisition, which was US$2,814 million as at 30 April 2006 (being Falconbridge's gross indebtedness of US$3,279 million (US$353 million current debt and US$2,926 million non-current debt) offset by cash or cash equivalents of US$465 million), as disclosed in Falconbridge's unaudited results announcement for the month ended 30 April 2006 and assuming the acquisition of all outstanding Falconbridge Shares not already owned by the Xstrata Group. Falconbridge is likely to be required to pay a break fee of up to US$450 million to Inco following termination of the Inco Support Agreement entered into in respect of the Inco Offer, including in the event that the Xstrata Offer is successful. Any such payment would reduce Falconbridge's cash and increase Falconbridge's net debt by a corresponding amount. For further details in relation to this break fee, see paragraph 8.2(b) of Part VI – "Additional Information – Material contracts".

See paragraph 7 of this Part I below in relation to the financing structure for the Proposed Acquisition and paragraphs 8.1(c) and 8.1(d) of Part VI – "Additional Information – Material contracts" for details of the Xstrata Group's debt facilities available to the Xstrata Group in connection with the Proposed Acquisition.

Xstrata's management structure devolves responsibility to its four existing global commodity divisions run by management teams situated in proximity to their principal operations. Accordingly, Xstrata intends to establish Xstrata Nickel as an additional standalone commodity business, with its global head office in Toronto. Further regional offices for the Enlarged Group's copper and zinc operations would also be established in Canada, with management of Canadian operations maintained on a business-as-usual basis.

Anticipated annualised cash cost savings of around US$120 million comprise reductions in certain duplicated head office and administrative functions and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition, Xstrata expects to benefit from the incorporation of Falconbridge into the Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses.

Xstrata fully supports the synergy plan announced by Inco and Falconbridge for their Sudbury basin nickel operations as a logical and long-awaited next step for the Canadian nickel industry. According to Inco's offer document of 24 October 2005, Inco and Falconbridge jointly identified the potential to realise annual pre-tax operating and corporate synergies of approximately US$350 million and expect these savings to be fully realised by the end of 2007. Inco highlighted the contiguous nature of Inco's and Falconbridge's nickel mining operations within the Sudbury basin and, to a lesser extent, the proximity of Inco's and Falconbridge's headquarters in downtown Toronto in relation to such synergies. Falconbridge in its unaudited results announcement for April 2006, released on 18 May 2006, stated that the combined Falconbridge and Inco would benefit from estimated annual synergies of approximately US$390 million, a revised higher estimate than the original US$350 million synergies estimate which Falconbridge attributed to the impact of higher metals prices. Xstrata believes that a merger of Inco and Falconbridge is not a necessary requirement for achieving the Sudbury synergy plan. As the new owner of Falconbridge, Xstrata would be fully committed to working with Inco and other key stakeholders to optimise the Sudbury operations in order to secure these synergies that Xstrata believes are critical to securing the long-term robustness and future viability of the Sudbury operations through more normalised nickel pricing environments. However, Xstrata believes that the clear majority of these synergies relates to the optimisation of product flows and regional co-operation rather than any aggressive cutting of the Falconbridge workforce. Xstrata has therefore committed not to make any lay-offs at Sudbury for a three-year period, from the date of acquisition.

Given the value inherent in the combination of Xstrata's and Falconbridge's copper businesses in South America, the Directors believe that Xstrata is the natural partner for Falconbridge. Together with the Tintaya Acquisition, the Proposed Acquisition would increase annual attributable copper production capacity to around 1 Mtpa.

Xstrata estimates that, if each of the Proposed Acquisition, the Cerrejón Acquisition and the Tintaya Acquisition had become effective on 1 January 2005, approximately 45% of the Enlarged Group's EBITDA for the year ended 31 December 2005 would have been generated from the Enlarged Group's copper business, approximately 25% from the coal business, approximately 15% from the nickel business, and approximately 5% from each of the zinc, ferroalloys and aluminium businesses. See paragraph 12.4 of Part VI – "Additional Information – Basis of compilation of commodity and geographical splits".

On the same basis Xstrata estimates that approximately 30% of the Enlarged Group's revenue for the year ended 31 December 2005 would have been generated from North America, approximately 25% from each of Australia and South America and approximately 10% from each of Europe and South Africa.

See paragraph 12.4 of Part VI - "Additional Information - Basis of compilation of commodity and geographical splits".

The Board of Directors has taken into account, amongst other things, the likelihood of Falconbridge having to pay the break fee of up to US$450 million to Inco in reaching its decision to recommend that Shareholders vote in favour of the Proposed Acquisition. See paragraph 14 of this Part I.

6. Dividend policy

The Directors have hitherto adopted a progressive dividend policy which takes into account the underlying growth in earnings of the Xstrata Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. Following completion of the Proposed Acquisition and the Tintaya Acquisition, Xstrata intends to maintain this dividend policy, increasing dividends broadly in line with underlying earnings growth.

7. Financing structure

Assuming the acquisition of all outstanding Falconbridge Shares not already owned by the Xstrata Group, the aggregate consideration payable by the Xstrata Group for the Proposed Acquisition is expected to be approximately C$16.1 billion (approximately US$14.6 billion) and will be financed through new committed bank debt facilities.

Barclays, Deutsche Bank, JPMorgan Chase and RBS have arranged and underwritten the new senior bank debt. The new syndicated loan arrangements have been entered into expressly for the purpose of providing the necessary debt financing for the Proposed Acquisition, refinancing Xstrata's existing bank debt and certain existing indebtedness of Falconbridge and providing working capital facilities for the Enlarged Group.

In connection with the Equity Bridge Facility under which debt of up to US$7.0 billion will be available to the Xstrata Group for use in connection with the Proposed Acquisition, Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL have entered into the Standby Equity Underwriting Letter pursuant to which the Company has committed to undertake and Deutsche Bank and JPMSL have irrevocably undertaken (severally, and not jointly or jointly and severally) to underwrite each as to 50%, in each case subject to the terms of the Standby Equity Underwriting Letter, one or more equity offerings by the Company to raise the Equity Refinancing Amount. The net proceeds raised by way of such equity offering(s) will be used first to pay or repay amounts outstanding under the Equity Bridge Facility Agreement. The size and terms of any such equity offering(s) will be predicated on ensuring that the Enlarged Group continues to have an investment grade credit rating. Unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unreasonably withheld or delayed), determines otherwise, the Equity Refinancing Amount will be raised by way of an underwritten rights issue of Ordinary Shares to existing Shareholders. Xstrata may, however, with such prior approval, instead elect to raise the Equity Refinancing Amount through any one or more of the following:

- an underwritten rights issue of Ordinary Shares or convertible unsecured loan stock or other securities to existing Shareholders;
- an underwritten non-pre-emptive cash placing of Ordinary Shares;
- an underwritten non-pre-emptive cash placing of Ordinary Shares owned by Batiss; and/or
- such other method as Xstrata, Deutsche Bank and JPMorgan Cazenove, may agree.

Deutsche Bank, JPMorgan Cazenove, JPMSL and Xstrata have agreed that the issue price of any Ordinary Shares, stock units or other securities, as the case may be, proposed to be issued in connection with any rights issue, cash placing and/or Batiss placing will be determined by Xstrata, Deutsche Bank and JPMorgan Cazenove at the time the relevant equity offering is launched acting reasonably and in good faith in the light of the then prevailing market conditions, any relevant Listing Rules requirements and/or Investor Protection Committee Guidelines, the market price of an Ordinary Share immediately prior to launch and, in the case of a rights issue, customary discounts to market price.

Summaries of the principal terms of the new syndicated loan arrangements and the Standby Equity Underwriting Letter are set out in paragraphs 8.1(c) to 8.1(e) of Part VI – "Additional Information – Material contracts".

8. Irrevocable undertakings

Glencore International and CSSEL have irrevocably undertaken to vote in favour of each of the Resolutions to be proposed at the EGM. In aggregate, these undertakings are given in respect of 252,601,000 Ordinary Shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

9. Principal terms of the Proposed Acquisition

The Xstrata Offer is being effected by means of a tender offer to Falconbridge Shareholders. The Offeror, a wholly-owned indirect subsidiary of Xstrata, is offering, upon and subject to the terms and conditions of the Xstrata Offer, to purchase all of the issued and outstanding Falconbridge Shares, at a price of C$52.50 in cash per Falconbridge Share, other than the Falconbridge Shares already owned by the Xstrata Group.

The Xstrata Offer is conditional upon, amongst other things:

- certain regulatory consents being obtained;
- there being validly deposited under the Xstrata Offer and not withdrawn:

(i) such number of Falconbridge Shares which, together with the Falconbridge Shares owned by the Offeror and its affiliates, constitutes at least 66⅔% of the Falconbridge Shares on a fully-diluted basis; and

(ii) at least a majority of the Falconbridge Shares, the votes attached to which would be included in the minority approval of a second step business combination or going private transaction (being such number of votes as would satisfy the shareholder approval requirements of certain Canadian provincial securities laws applicable to the acquisition by the Xstrata Group of the Falconbridge Shares it does not own following the successful completion of the Xstrata Offer);

- Xstrata Shareholders having approved the Proposed Acquisition at the Extraordinary General Meeting in accordance with the requirements of the Listing Rules and the passing of each of the other Transaction Resolutions to be proposed at the Extraordinary General Meeting; and

- the Offeror having determined in its sole judgment that, amongst other things, Falconbridge's Shareholder Rights Plan does not provide rights to Falconbridge Shareholders to purchase any securities of Falconbridge as a result of the Xstrata Offer and does not and will not adversely affect the Xstrata Offer, the Offeror or Xstrata, either before or on consummation of the Xstrata Offer.

A summary of the principal terms of the Proposed Acquisition and the Xstrata Offer, and details of the purpose of the Xstrata Offer and plans for Falconbridge, are set out in Part V – "Principal Terms of the Proposed Acquisition".

10. Risk factors

For a discussion of certain risk factors which should be taken into account when considering whether to vote in favour of the Resolutions, see Part II – "Risk Factors".

11. Extraordinary General Meeting

In view of the size of the Proposed Acquisition it is conditional upon, amongst other things, the approval of Shareholders in general meeting. **A notice convening an extraordinary general meeting of the Company to be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland at 11.30 a.m. (Central European Summer Time) on Friday, 30 June 2006 is set out at the end of this document.** You may also attend the Extraordinary General Meeting at Deutsche Bank Auditorium, Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK where a satellite meeting linked by video conference to the Zug meeting will be held concurrently at 10.30 a.m. (British Summer Time). A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed with this document. The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolutions set out in the EGM Notice.

In summary, the Transaction Resolutions will enable the Company to complete the Proposed Acquisition and will give the Company the maximum flexibility in relation to the proposed refinancing, through one or more equity offerings, of the new debt facilities entered into in respect of the Proposed Acquisition. Whilst the authority to be sought at the Extraordinary General Meeting will allow the Directors to allot new securities at their nominal value of US$0.50 (being the lowest price at which such securities are legally allowed to be issued) the Directors will take into account the interests of the Company and its Shareholders in respect of any such equity offerings and expect that any such offering would be at a significant premium to their nominal value.

The Resolutions will propose:

(a) subject to the Resolutions referred to in paragraphs (b) and (c) below being passed, to approve the Proposed Acquisition;

(b) to increase the authorised share capital of the Company from US$437,500,000.50 and £50,000 to US$7,554,974,199 and £50,000 by the creation of an additional 14,234,948,397 Ordinary Shares (representing an increase in the authorised ordinary share capital of the Company of approximately 1,627%);

(c) subject to the Resolution referred to in paragraph (b) above being passed, to authorise the directors of the Company, for the purposes of section 80 of the Companies Act, to exercise all the powers of the Company to allot relevant securities (as defined in that section) (i) in connection with one or more issues of relevant securities under one or more

transactions to refinance in whole or in part the Equity Bridge Facility, up to an aggregate nominal amount of US$7,000,000,000.00 (equivalent to 14,000,000,000 Ordinary Shares, representing approximately 1,986% of the Company's issued ordinary share capital at 29 May 2006, being the latest practicable date prior to the publication of this document); and (ii) otherwise than in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part any amount outstanding under the Equity Bridge Facility, up to an aggregate nominal amount of US$117,474,198.50 (equivalent to 234,948,397 Ordinary Shares, representing approximately one third of the Company's issued ordinary share capital at 29 May 2006, being the latest practicable date prior to the publication of this document); and

(d) to authorise the directors of the Company to allot equity securities for cash pursuant to the authority referred to in paragraph (c) above as if section 89(1) of the Companies Act did not apply to such allotment. Other than in connection with a rights, scrip dividend or other similar issue, the authority contained in Resolution 4 set out in the EGM Notice will be limited to a maximum nominal amount of US$17,621,129.00 (equivalent to approximately 35,242,258 Ordinary Shares, representing approximately 5% of the Company's issued ordinary share capital at 29 May 2006, being the latest practicable date prior to the publication of this document).

The Proposed Acquisition is conditional, amongst other things, upon the passing of each of the Transaction Resolutions, being the Resolutions referred to in paragraphs (a), (b) and (c) above. The Proposed Acquisition is not conditional on the passing of the Resolution referred to in paragraph (d) above.

Each of the Transaction Resolutions will be proposed as an ordinary resolution and, being an ordinary resolution, will be decided on a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association. On a show of hands, each member present in person or by proxy has one vote. The passing of each Transaction Resolution requires a majority of the votes cast in respect of that Transaction Resolution.

The Resolution referred to in paragraph (d) above will be proposed as a special resolution and, being a special resolution, must be taken on a poll as required by the Articles. The passing of this Resolution requires a majority of not less than 75% of the votes cast in respect of that Resolution.

The Equity Bridge Facility will be utilised only if all of the conditions of the Xstrata Offer are satisfied or waived and the Offeror announces that the Offeror has taken up Falconbridge Shares under the Xstrata Offer. The proposed increase in the authorised share capital of the Company referred to in paragraph (b) above will provide sufficient authorised but unissued share capital to enable Xstrata (i) to refinance the whole of the maximum amount permitted to be drawn under the Equity Bridge Facility Agreement through one or more issues of new Ordinary Shares at the lowest price at which such new Ordinary Shares are legally allowed to be issued, being their nominal value of US$0.50 per Ordinary Share and (ii) to utilise in full the authority referred to in paragraph (c)(ii) above. If the Resolution referred to in paragraph (b) above is passed, the authorised share capital of the Company will be increased as described in that paragraph irrespective of whether or not the Proposed Acquisition proceeds. However, the Directors are only permitted to allot authorised but unissued relevant securities in accordance with an authority granted by Shareholders in general meeting, the Articles of Association of the Company and the Companies Act. If the Proposed Acquisition does not proceed, the Directors' authority to allot relevant securities will be limited to the amount stated in paragraph (c)(ii) above. The Directors intend, at the first Annual General Meeting of the Company following either (i) the full refinancing of the Equity Bridge Facility or (ii) the expiry of the Xstrata Offer or an announcement by the Offeror that the Xstrata Offer has been terminated (in each case without the Offeror taking up any Falconbridge Shares under the Xstrata Offer), to seek Shareholder approval to reduce the authorised share capital of the Company by cancelling such number of authorised but unissued Ordinary Shares as the directors of the Company consider appropriate taking into account the capital structure of the Company at that time.

The authorities referred to in paragraph (c) above are authorities to allot authorised but unissued relevant securities. These authorities will (unless previously renewed, varied or revoked by Shareholders in general meeting) expire on the date which is the fifth anniversary of the date on which the Resolution is passed (expected to be 30 June 2011) and will be in substitution for any existing authority at the time the Resolution is passed. The Directors intend, at the first Annual General Meeting of the Company following either (i) the full refinancing of the Equity Bridge Facility or (ii) the expiry of the Xstrata Offer or an announcement by the Offeror that the Xstrata Offer has been terminated (in each case without the Offeror taking up any Falconbridge Shares under the Xstrata Offer), to seek Shareholder approval for a renewal of the authority to allot relevant securities (as defined in section 80 of the Companies Act) such that the new authority applies only in respect

of approximately one third of the Company's issued ordinary share capital as at the latest practicable date prior to the issue of the notice convening such Annual General Meeting of the Company.

The authority to allot relevant securities referred to in paragraph (c)(i) above (which if utilised in full would represent an increase of approximately 1,986% in the Company's issued ordinary share capital at 29 May 2006, being the latest practicable date prior to the publication of this document) will not be used for any purpose except to the extent required by the Directors to allot relevant securities in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part any amount outstanding under the Equity Bridge Facility. The authority to allot relevant securities referred to in paragraph (c)(i) above will authorise the Directors to allot relevant securities to enable Xstrata to refinance the whole of the maximum amount permitted to be drawn under the Equity Bridge Facility through one or more issues of new Ordinary Shares at the lowest price at which such new Ordinary Shares are legally allowed to be issued, being their nominal value of US$0.50 per Ordinary Share. Given that the closing price of the Company's Ordinary Shares on 26 May 2006 (being the latest practicable date prior to the publication of this document) was £20.26 the Directors expect that any issue or issues of new Ordinary Shares in connection with the refinancing of the Equity Bridge Facility would be at a significant premium to their nominal value.

The Directors consider the renewal of the authority to allot relevant securities referred to in paragraph (c)(ii) above appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise.

The authority conferred on the directors of the Company at the Annual General Meeting held on 9 May 2006 to issue equity securities of the Company for cash without the application of pre-emption rights pursuant to section 89 of the Companies Act 1985 was used in full in connection with the Placing announced on 17 May 2006. The Resolution referred to in paragraph (d) above seeks to renew the directors' authority to issue equity securities of the Company for cash without the application of such pre-emption rights. This authority will (unless previously renewed, varied or revoked by Shareholders in general meeting) expire at the end of the next Annual General Meeting of the Company. The Directors have no present intention of exercising this authority. The Directors consider the renewal of this authority appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise. There are no treasury shares held by the Company at the date of this document. Any sale of treasury shares would be treated as an issue of shares for the purposes of the Resolution referred to in paragraph (d) above.

The Xstrata Employee Share Ownership Trust and Xstrata Employee and Directors Share Ownership Trust currently hold in aggregate 4,419,987 Ordinary Shares to satisfy the exercise or vesting of awards granted pursuant to the Xstrata Share Schemes. The Directors would be required to issue a further 12,689,413 Ordinary Shares to satisfy the exercise and vesting of all such outstanding awards.

Following the passing of the Resolutions referred to in paragraphs (b) and (c) above, Xstrata will have in aggregate 14,234,948,397 authorised but unissued Ordinary Shares which the Directors will be authorised to allot (representing an increase in the authorised ordinary share capital of the Company of approximately 1,627%). Save as mentioned in this paragraph 11 above, the Directors have no present intention of issuing any authorised but unissued Ordinary Shares.

Details of Xstrata's issued and authorised share capital, at present and as it would be immediately following the maximum issue of new Ordinary Shares pursuant to the authority referred to in paragraph (c) above, are set out in paragraph 10 of Part VI – "Additional Information – Share capital".

In accordance with the ECMP, Batiss will not exercise the voting rights attaching to any Ordinary Shares held by it at the EGM. As at 26 May 2006 (being the latest practicable date prior to the publication of this document), Batiss held no Ordinary Shares.

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

12. Action to be taken

You will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present at the meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Computershare Investor Services PLC, PO Box 1075, The

Pavilions, Bridgwater Road, Bristol BS99 3FA, UK as soon as possible but in any event so as to arrive by no later than 10.30 a.m. (British Summer Time) (11.30 a.m. Central European Summer Time) on Wednesday, 28 June 2006.

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the EGM Notice.

The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending the meeting and voting in person if you so wish.

13. Further information

Your attention is drawn to the further information contained in Parts II to VI of this document.

You are advised to read the whole of this document and not to rely solely on the information in this letter.

14. Recommendation

The Directors have received financial advice from Deutsche Bank and JPMorgan Cazenove in relation to the Proposed Acquisition. In providing advice to the Directors, Deutsche Bank and JPMorgan Cazenove have taken into account the Directors' assessments of the commercial merits of the Proposed Acquisition.

The Board of Directors considers the Proposed Acquisition and each of the Resolutions to be in the best interests of the Company and the Shareholders of Xstrata as a whole and, accordingly, recommends Shareholders to vote in favour of each of the Resolutions, as the Directors intend to do in respect of their own beneficial shareholdings held at the time of the EGM, amounting to 642,036 Ordinary Shares in aggregate at the date of this document, representing approximately 0.09% of Xstrata's current issued ordinary share capital.

15. Conclusion

The successful acquisition of Falconbridge will have a profound and positive impact on Xstrata's future performance. It will establish Xstrata with the critical mass, quality diversified portfolio and significant internal growth profile that will secure considerable additional value for all stakeholders in the future.

Yours sincerely

Willy Strothotte
Chairman

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Part II

Risk Factors

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The Proposed Acquisition is subject to a number of risks. Accordingly, Shareholders should consider carefully all of the information set out in this document, including, in particular, the risks described below, prior to making any decisions on whether or not to vote in favour of the Resolutions. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also have an adverse effect on the Xstrata Group, the Falconbridge Group and/or the Enlarged Group.

For risks and uncertainties relating to the business of the Falconbridge Group, Shareholders should carefully consider the information set out below under "Risks relating to the business of the Falconbridge Group", which is extracted from information published by the Falconbridge Group as part of its ongoing periodic reporting requirements under the securities laws of Canada and the United States and is extracted without material amendment from the Falconbridge Annual Information Form dated 22 March 2006. This information has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility". Xstrata and the Xstrata Directors have sought to ensure that such information has been accurately reproduced from such source and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The Xstrata Group's and/or the Enlarged Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares may decline due to any of these risks and investors may lose all or part of their investment.

Industry risks relating to the Xstrata Group

Commodity price volatility and cost efficiency

The Xstrata Group's turnover and earnings are dependent upon prevailing prices for the commodities it produces. Historically, such prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainty, the overall performance of world or regional economies and the related cyclicality in industries directly served by the Xstrata Group and a variety of other factors beyond its control. Prices may also be affected by governmental actions intended to reduce greenhouse gas emission. See "Risks related to climate change legislation" in this Part II below. In addition, speculative trades in certain commodities (including coal) on the world markets may cause short-term price fluctuations for such commodities. These external factors and the volatile nature of the commodity markets make it difficult to estimate future prices. Any substantial or extended decline in commodity prices would adversely affect the results of operations or financial condition of the Enlarged Group.

As the Xstrata Group, in common with its competitors, is unable to influence commodity prices directly, its competitiveness and long-term profitability are, to a significant degree, dependent upon its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs in the Xstrata Group's operations generally include the extraction and processing costs of raw materials and consumables such as reductants, power, labour and transport. The Xstrata Group's production costs are also significantly affected by production volumes and, therefore, the Enlarged Group's ability to maintain production levels and maximise capacity utilisation will be a key factor in determining its overall cost competitiveness. The Enlarged Group's ability to maintain earnings and undertake capital expenditure would be adversely affected in the event of a sustained material fall in world commodity prices, an appreciable rise in its production costs or a decline in its production volumes. There can be no assurance that the Enlarged Group will be able to maintain or reduce production costs or maintain or increase its production volumes in the future.

Any increase in the price of a commodity may encourage other producers to increase their production of that commodity. Any over-production in a particular commodity, which is in excess of demand, could reduce the price of that commodity and adversely affect the Enlarged Group's results of operations or financial condition.

Environmental, health and safety

Various environmental, health and safety permits are required for many of the operations of the Xstrata Group and these permits are subject, in certain situations or on the occurrence of certain events, to modification, renewal or revocation by issuing authorities. Governmental authorities and the courts have the power to enforce compliance with these permits and applicable environmental, health and safety laws and regulations and violations may result in civil or criminal penalties, the curtailment or cessation of operations or both. Compliance with these laws, regulations and permits has not to date had a

material adverse effect on the results of operations or financial condition of the Xstrata Group although such permits, laws and regulations are subject to change (including the imposition of more onerous requirements and obligations) and the Company is unable to predict the ultimate cost of compliance with such amended environmental, health and safety permits, laws and regulations. The cost of maintaining compliance could be substantial. There can be no assurance that the cost of complying with present or future laws or regulations will not adversely affect the results of operations or financial condition of the Enlarged Group.

The operations of the Xstrata Group are extensively regulated. National, state and local authorities in the countries in which the Xstrata Group has operations regulate the industries in which the Xstrata Group operates with respect to matters including, but not limited to, employee health and safety, royalties, permitting and licensing requirements, planning and development and environmental compliance (including, for example, compliance with waste and waste water treatment and disposal, emissions and discharge requirements, plant and wildlife protection, reclamation and restoration of mining properties after mining is complete, surface subsidence from underground mining and the effects that mining has on surface and/or groundwater quality and availability). Numerous governmental permissions, approvals and leases are required for the Xstrata Group's operations. The Xstrata Group is required to prepare and present to national, state or local authorities data pertaining to the anticipated effect or impact that any proposed exploration, mining or production activities may have upon the environment. The costs, liabilities and other obligations associated with complying with such requirements or arising from the manner in which the obligations are met or, as may be necessary, the cost of rehabilitation of sites used for operations which have been closed down may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. There can be no assurance that compliance costs, including the costs of rehabilitation of site operations which have been closed down, and dealing with environmental issues associated with legacy closed sites will not adversely affect the results of operations or financial condition of the Enlarged Group.

The Xstrata Group's copper and lead smelters at Mount Isa in Australia are exempted, through special state legislation, from compliance with state environmental laws regulating air emissions. This exemption permits the operations to release sulphur dioxide emissions significantly above those otherwise permitted. The Queensland State environmental regulator has informed Xstrata of its desire to seek amendments to the special state legislation to bring the applicable air emission limits into line with limits under the state environmental laws. Any amendment or termination of the exemption may require the Xstrata Group to change operations significantly at Mount Isa, reduce production capacity, make additional investments or incur increased costs, which could have a material effect on the results of operations or financial condition of the Enlarged Group.

In addition, a violation of environmental, health and safety laws relating to a mine or production facility or a failure to comply with the instructions of the relevant environmental, health and safety authorities could lead to, amongst other things, a temporary shutdown of all or a portion of the mine or production facility, a loss of the right to mine or to continue with production or the imposition of costly compliance procedures. If environmental, health and safety authorities require the Enlarged Group to shut down all or a portion of a mine or production facility or to implement costly compliance measures, whether pursuant to existing or new environmental, health and safety laws and regulations, such measures could have a material adverse effect on the Enlarged Group's results of operations and financial condition.

The possibility exists that new environmental and/or health and/or safety legislation or regulations may come into force that may materially adversely affect the Enlarged Group's operations, its cost structure or its customers' ability to use the commodities produced by the Enlarged Group. New environmental and/or health and/or safety legislation or regulations may also require the Enlarged Group or its customers to change operations significantly or incur increased costs, which could have an adverse effect on the results of operations or financial condition of the Enlarged Group.

Risks related to climate change legislation

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 18 April 2006, 163 states and regional economic integration organisations (such as the EU) had deposited instruments of ratifications, accessions, approvals or acceptances in respect of the Protocol.

The Xstrata Group has operations in various jurisdictions that may be subject to national, regional or local laws, regulations and policies aimed at limiting or reducing greenhouse gas emissions. While the impact of the Kyoto Protocol and related legislation and regulation cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. As the operation of the Xstrata Group's business involves incurring certain of these costs, increases in such costs could have a material adverse effect on the results of operations or financial condition of the Enlarged Group. Further, the Xstrata Group may be required to change operations, reduce production capacity or make additional investments to adapt to new or amended environmental laws and regulations, which could have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

The coal industry, governments and other organisations are actively investing in research projects to reduce greenhouse gas emissions from the use of coal in power generation. Demand for coal is expected to be supported by forecast increases in global demand for energy. Nonetheless, there can be no assurance that the introduction of laws, regulations and practices to limit greenhouse gas emissions will not in the future adversely affect the price of, and demand for, coal. A significant decrease in the demand for coal, with current users turning increasingly to alternative forms of energy, may adversely affect the results of operations or financial condition of the Enlarged Group.

A significant part of the Xstrata Group's export thermal coal sales are to Japanese customers. The Japanese government's current policy on greenhouse gas emissions is that it intends to meet its Kyoto obligations by 2012. In February 2003, the Japanese cabinet approved a tax on coal imports of 700 yen per tonne (approximately US$5.90 per tonne) to be phased in in three stages. The first stage commenced on 1 October 2003 with a 230 yen per tonne levy (approximately US$1.94 per tonne) and the second phase became effective on 1 April 2005 at 460 yen per tonne (approximately US$3.90 per tonne). The third phase is scheduled to be implemented on 1 April 2007. The tax applies to all thermal coal imports, including Australian coal. There can be no assurance that the imposition of this tax or of any other taxes which may be introduced in the future in Japan and/or other countries will not adversely affect the results of operations or financial condition of the Enlarged Group.

Given the uncertainty surrounding the impact of climate change, the manner of implementation of the Kyoto Protocol in those jurisdictions where it has yet to be implemented, the various mechanisms available for countries to achieve their emission reduction targets (whether under the Kyoto Protocol or otherwise) and difficulties in identifying and assessing the financial implications of such impacts and measures, it is not possible to determine with certainty at this time what the ultimate effects of climate change and the Kyoto Protocol or other similar initiatives to limit or control greenhouse gas emissions may be for the Enlarged Group.

Australian native title and South African land claims

In Australia, the Native Title Act 1993 (Cth) (the "Native Title Act") recognises native title and establishes processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. If native title has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the right to negotiate with respect to the grant of mining rights, which include exploration titles and the compulsory acquisition of land. Native title claims have been made over some areas where the Xstrata Group has mining operations and there can be no assurance that such claims or any future claims will not have a material adverse effect on the Enlarged Group's results of operations or financial condition or that additional claims will not be lodged in the future.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, compelling the South African government to include a claimant as a beneficiary in a state support programme for housing or granting the claimant an appropriate right in alternatively designated state land or with any alternative and appropriate relief. The Company is aware that a number of land claims have been lodged in relation to the surface rights of the Xstrata Group's various South African properties, but has limited information about these claims. Accordingly, the Company can give no assurance that these land claims, or any other land claims of which it is not aware, will not have an adverse effect on the Enlarged Group's rights to the properties that are subject to the land claims.

South African MPRDA and Empowerment Charter

On 3 October 2002, the President of South Africa assented to and signed into law the Mineral and Petroleum Resources Development Act 28 of 2002 (the "MPRDA"), which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines including the Royalty Bill pertaining to royalties. Regulations pertaining to the MPRDA were promulgated on 23 April 2004 and on 29 October 2004.

A key outcome is that the government of South Africa becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted once certain criteria are met, including empowerment criteria for historically disadvantaged South Africans ("HDSAs"). Existing prospecting and mining rights, termed "old order rights", need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the mining industry is controlled by HDSAs within ten years from 1 May 2004. In addition, mining companies need to achieve certain goals aimed at the upliftment of HDSAs both in the workplace and the communities in which they operate.

The Company can give no assurance that these legislative developments in South Africa will not have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

Risks relating to the business of the Xstrata Group

Operational considerations

The success of the business of the Xstrata Group is affected by a number of factors which are, to a large extent, outside its control. Such factors include the availability of raw materials, water and power. In addition, the Xstrata Group's business is subject to numerous other operating risks which include: unexpected geological features or unexpected seismic activity; climatic conditions such as flooding or drought; interruptions to power supplies; severe congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These risks and hazards could result in damage to, or destruction of, properties or production facilities, may reduce or cause production to cease at those properties or production facilities, may result in personal injury, environmental damage, business interruption and possible legal liability and may result in actual production differing from estimates of production, including those contained in this document whether expressly or by implication. While the Xstrata Group has insurance covering various types of business interruptions in respect of their respective operations, such insurance may not fully cover the consequences of such business interruptions and, in particular, may not cover interruptions arising from all types of equipment failure or labour disputes. There can be no assurance that operating risks and the costs associated with them will not adversely affect the results of operations or financial condition of the Enlarged Group.

Metal processing plants are especially vulnerable to interruptions, particularly where events cause a stoppage which necessitates a shutdown in operations. Stoppages in smelting, even if lasting only a few hours, can cause the contents of furnaces to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could adversely affect the results of operations or financial condition of the Enlarged Group.

The Xstrata Group depends upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver their commodities to market. Disruption of these transportation services because of weather-related problems, key equipment or infrastructure failures, strikes, lock-outs or other events could temporarily impair the Xstrata Group's ability to supply its commodities to its customers and thus could adversely affect the Enlarged Group's results of operations or financial condition. Consistent with practice in the industry, members of the Xstrata Group may enter into long term contracts related to, for example, infrastructure and supply of services. Any early termination of such contracts may require the payment of amounts which might have a material adverse effect on the Enlarged Group's results of operations. In addition, the Xstrata Group's ability to increase its export sales may be restricted by available rail infrastructure and port capacity which may adversely affect the Enlarged Group's ability to increase turnover.

Although the Xstrata Group maintains liability insurance, the insurance does not cover every potential risk associated with its operations and meaningful coverage at reasonable rates is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

Tax

Although the Company is incorporated in England and Wales, the Company is regarded as resident in Switzerland, and not in the United Kingdom, for Swiss and UK tax purposes and for the purposes of the United Kingdom-Switzerland double tax treaty. This means, broadly, that the Company's profits, income and gains are subject to the Swiss tax regime and not, save in the case of UK source income, to the UK tax regime. Any dividends paid by the Company will be regarded as Swiss dividends rather than UK dividends.

It is possible that in the future, whether as a result of a change of law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Switzerland double tax treaty, or as a result of any change in the management or the conduct of the Company's affairs, the Company could become, or be regarded as having been, resident in the United Kingdom, therefore becoming subject to the UK tax regime, which could adversely affect the results of operations or financial condition of the Xstrata Group.

Under the UK Finance (No.2) Bill 2006 (in its current form), it is possible that any future acquisitions by the Xstrata Group could bring that group within the UK controlled foreign company rules in certain circumstances, with the consequence that Xstrata may become subject to UK tax on the income profits of certain non-UK resident subsidiaries. Future acquisitions could therefore adversely affect the results of operations or financial condition of the Xstrata Group. However, the proposed legislation is not intended to catch *bona fide* acquisitions. It should not, therefore, apply in practice to the Proposed Acquisition, as more fully explained in the risk factor "Risks connected with the Proposed Acquisition – Tax". In addition, under the UK Finance (No.2) Bill 2006 (in its current form), none of the Cerrejón Acquisition, any post-acquisition restructuring of the Cerrejón Business, the Tintaya Acquisition or any post-acquisition restructuring of Tintaya will bring the Enlarged Group within the UK controlled foreign company rules, because neither the Cerrejón Acquisition nor the Tintaya Acquisition involves the acquisition of any UK resident company. The UK HM Revenue & Customs ("HMRC") have indicated that, if the Bill were to be amended in a way that may catch either of those events, they would be prepared to provide a non-statutory clearance that the legislation (as finalised) would not apply to any of those events so long as the relevant information is fully disclosed.

A number of arrangements entered into by companies in the Xstrata Group have been structured in a tax efficient manner. Although it is anticipated that these arrangements are likely to achieve their desired effect, if any of them are successfully challenged by the relevant tax authorities, Xstrata Group companies may incur additional tax liabilities which could adversely affect the results of operations or financial condition of the Xstrata Group and/or the Enlarged Group.

Reserves

The Xstrata Group's recoverable reserves decline as the commodities are extracted. Further, the Xstrata Group may not be able to mine all of its reserves as profitably as it does at its current operations. The Enlarged Group's future success depends upon conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. The Xstrata Group's current strategy includes increasing its reserve base through acquisitions of commodity-producing properties and continuing to develop the Xstrata Group's existing properties.

The Xstrata Group's planned development and exploration projects and acquisition activities may not result in significant additional reserves and it may not be successful in developing additional mines. In addition, in order to develop its reserves, it must receive various governmental permits. The Xstrata Group cannot predict whether it will continue to receive the permits necessary for it to operate profitably in the future. The Xstrata Group may not be able to negotiate mining contracts for properties containing additional reserves.

The Xstrata Group bases its reserve information on engineering, economic and geological data assembled and analysed by its staff, which includes various engineers and geologists, and which is periodically reviewed by third parties. The reserves estimates as to both quantity and quality are periodically updated to reflect production of commodities from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of

and costs to mine reserves, including many factors beyond the Xstrata Group's control. Estimates of reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

- geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;
- historical production from the area compared with production from other similar producing areas; and
- the assumed effects of regulation and taxes by governmental agencies and assumptions concerning commodity prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

For these reasons, estimates and classifications of reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual commodity tonnage recovered from identified reserves and revenue and expenditures with respect to the Xstrata Group's reserves may vary materially from estimates. Accordingly, these reserve estimates may not accurately reflect the Xstrata Group's actual reserves. Any inaccuracy in the estimates related to the Xstrata Group's reserves could result in lower than expected revenue, higher than expected costs or decreased profitability.

Currency fluctuations

The Xstrata Group produces and sells commodities that are typically priced in US dollars, while a large portion of the costs of the Xstrata Group's coal, copper, zinc (including lead and silver) and alloys businesses are incurred in local currencies, including the Australian dollar, the South African Rand, the Colombian peso and the Peruvian Sol. Accordingly, if the Australian dollar, the South African Rand, the Colombian peso, the Peruvian Sol or such other local currencies were to strengthen against the US dollar, this could have a detrimental effect on the Enlarged Group's results of operations and financial condition.

The Xstrata Group's operations are conducted by members of the Xstrata Group in many countries and the results of operations and the financial condition of individual Xstrata Group companies are reported in the relevant local currency which, in most cases, is not the US dollar. These results are translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Xstrata Group's consolidated financial statements. The Xstrata Group's results are, and the Enlarged Group's results will be, translated into US dollars at the applicable foreign currency exchange rates for inclusion in the consolidated financial statements. The exchange rates between relevant local currencies and the US dollar have historically fluctuated, and the translation effect of such fluctuations may have a material adverse effect on the Enlarged Group's consolidated results of operations or financial condition.

Borrowings

The Xstrata Group has, and, if the Proposed Acquisition completes, the Enlarged Group will have, a significant amount of indebtedness, which may impair the operating and financial flexibility of the Xstrata Group and/or the Enlarged Group and could adversely affect the business and financial position of the Xstrata Group and/or the Enlarged Group and the Company's ability to pay dividends.

The Xstrata Group has a substantial amount of debt and significant debt service obligations. As at 31 December 2005, the Xstrata Group had gross outstanding indebtedness of US$3,135.2 million. In connection with the Proposed Acquisition, US$19.0 billion will be available to the Xstrata Group under the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement. The Xstrata Group's financing arrangements will be used to finance the Proposed Acquisition and the Tintaya Acquisition, to refinance the Cerrejón Bridge Facility Agreement, the First Existing Facility Agreement and the Second Existing Facility Agreement, to refinance certain existing indebtedness of Falconbridge and to provide working capital facilities for the Enlarged Group. Xstrata expects to assume the Falconbridge Group's existing net debt (which was US$2,814 million as at 30 April 2006, as disclosed in Falconbridge's unaudited results announcement for the month ended 30 April 2006) if the Proposed Acquisition completes. Falconbridge is likely to be required to pay a break fee of up to US$450 million to Inco following termination of the Inco Support Agreement entered into in respect of the Inco Offer, including in the event that the Xstrata Offer is successful. Any such payment would reduce Falconbridge's cash and increase Falconbridge's net debt by a corresponding amount. Xstrata anticipates that its substantial leverage (including for the Enlarged Group) will continue for the foreseeable future.

For details of the debt financing arrangements in respect of the Proposed Acquisition, the Cerrejón Acquisition and the Tintaya Acquisition, see paragraphs 8.1(c), 8.1(d) and 8.1(g) of Part VI – "Additional Information – Material contracts", for details of the Standby Equity Underwriting Letter, see paragraph 8.1(e) of Part VI – "Additional Information – Material contracts" and for details of the break fee, see paragraph 8.2(b) of Part VI – "Additional Information – Material contracts".

The Xstrata Group's and the Enlarged Group's substantial indebtedness has important consequences for Shareholders. For example, it could potentially:

- cause the Xstrata Group or the Enlarged Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and, to a lesser extent, exchange rate fluctuations, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;

- curtail the Company's ability to pay dividends;

- limit the Xstrata Group's or the Enlarged Group's ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;

- limit the Xstrata Group's or the Enlarged Group's flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which it operates;

- place the Xstrata Group or the Enlarged Group at a competitive disadvantage compared to its competitors that are less leveraged than it is; and

- increase the Xstrata Group's or the Enlarged Group's vulnerability to both general and industry specific adverse economic conditions.

Xstrata's existing debt facilities and the underwritten debt facilities available in connection with the Proposed Acquisition contain a number of financial, operating and other obligations that limit the Xstrata Group's and the Enlarged Group's operating and financial flexibility. The Xstrata Group's and the Enlarged Group's ability to comply with these obligations depends on the future performance of their business.

Nothing in this paragraph headed "Borrowings" is intended to qualify the statement in paragraph 9 of Part VI – "Additional Information – Working capital".

Integration of acquisitions

A substantial portion of the Xstrata Group's growth in turnover and earnings has historically been generated from and, whether or not the Proposed Acquisition and the Tintaya Acquisition complete, will be generated from, acquisitions and investments in joint ventures and subsequent improvements in the performance of the businesses acquired or invested in, including, if the Proposed Acquisition and the Tintaya Acquisition complete, improvements in the performance of the Falconbridge Group and the Tintaya operation. Xstrata expects to continue a strategy of identifying, acquiring and investing in businesses with a view to expanding its operating businesses or diversifying into other natural resources. Xstrata believes that acquisitions and investments in joint ventures will continue to be an important part of its business strategy.

There can be no assurance that Xstrata will continue to identify suitable acquisition opportunities, obtain the financing necessary to complete and support such acquisitions or its investment in such joint ventures or acquire businesses on satisfactory terms, or that any business acquired will prove to be profitable. In addition, acquisitions and investments in joint ventures involve a number of risks, including possible adverse effects on the Enlarged Group's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities, difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired companies or the joint ventures and risks arising from change of control provisions in contracts of any acquired company. Further, the Enlarged Group's integration strategy may also be influenced by local factors in the markets in which it has made and makes acquisitions, such as black empowerment in South Africa. Any failure to achieve successful integration of such acquisitions or joint ventures could have a material adverse effect upon the results of operations or financial condition of the Enlarged Group.

Labour

The majority of the workforce of the Xstrata Group is unionised. Xstrata believes that all of the Xstrata Group's operations have, in general, good relations with their employees and unions, but the Xstrata Group's operations in South Africa and Australia have from time to time experienced limited work stoppages and other forms of industrial action in recent years. There can be no assurance that the Enlarged Group's operations will not be affected by such problems in the future. In addition, the Xstrata Group has been subject to union demands for pay rises and increased benefits. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where the Enlarged Group operates) will not adversely affect the results of operations or financial condition of the Enlarged Group.

There is a serious problem with HIV/AIDS infection of the Xstrata Group's South African workforce, as there is in South Africa generally. The HIV/AIDS infection rate of the Xstrata Group's South African workforce is expected to increase significantly over the next decade. The costs and lost workers' time associated with HIV/AIDS may continue to adversely affect the Xstrata Group's South African results of operations or financial condition.

Key employees

The management of the Xstrata Group's operations depends on a relatively small number of key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the results of operations or financial condition of the Enlarged Group. In addition, as the Enlarged Group's business develops and expands, Xstrata believes that the Enlarged Group's future success will depend on its ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Joint ventures

Members of the Xstrata Group hold, and expect to hold in the future, undivided interests in joint ventures.

Special risks associated with joint ventures include the possibility that the joint venture partners may: (i) have economic or business interests or goals that are inconsistent with those of the Enlarged Group; (ii) take action contrary to the Enlarged Group's policies or objectives with respect to its investments, for instance by veto of proposals in respect of the joint venture operations; (iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or (iv) experience financial or other difficulties. Any of the foregoing may have a material adverse effect on the results of operations or financial condition of the Enlarged Group. In addition, the termination of certain of these joint venture agreements, if not replaced on similar terms, could have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

Holding company structure; restrictions on dividends; dependence on subsidiaries

The Company's results of operations and financial condition are entirely dependent on the trading performance of members of the Xstrata Group. The Company's ability to pay dividends will depend upon the level of distributions, if any, received from the Company's operating subsidiaries and interests, any amounts received on asset disposals and the level of cash balances. Certain of the Company's operating subsidiaries and interests may, from time to time, be subject to restrictions on their ability to make distributions to the Company including as a result of restrictive covenants contained in loan agreements, foreign exchange limitations and other regulatory restrictions and agreements with the other shareholders of such subsidiaries or associated companies. There can be no assurance that such restrictions will not have a material adverse effect on the Enlarged Group's results of operations or financial condition.

Political risk

The Xstrata Group has significant operations in South Africa. As a result, there are important political, economic and other risks relating to South Africa which could affect an investment in the Company. Large parts of the population do not have access to adequate education, healthcare, housing and other services, including water and electricity. South Africa has also experienced high levels of crime and unemployment in comparison with more developed countries. These problems have been among the factors that have impeded inward investment into South Africa, prompted the emigration of skilled workers and affected South Africa's growth rate negatively. While the South African government committed itself to creating a stable free market economy, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's challenges. It is also difficult to predict the effect on the Xstrata Group's business of these problems or of the government's efforts to solve them.

Further, there has been political and economic instability in South Africa's neighbouring countries. If this instability were to extend into or cause similar instability in South Africa, it could have a negative impact on the Xstrata Group's ability to manage and operate its South African operations and therefore on its results of operations or financial condition.

There are political and economic risks relating to Xstrata's operations at Alumbrera, Argentina. Argentina suffered a period of deep social and economic deterioration and political and economic instability during 2001 and a devaluation of its currency in 2002. Xstrata's operations in Argentina may be adversely affected by changes in the nature of the Argentinean government, its policies, including taxation, or the political, economic or social dynamics affecting Argentina, any or all of which may not be within the control of the Enlarged Group.

Cerrejón operates in Colombia. As a result, there are political and other risks relating to Colombia which could affect an investment in the Enlarged Group. Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerrilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialised units. Despite these efforts, drug-related crime and guerrilla activity continue to exist in Colombia. If this violence affected the operations of the Cerrejón Business, it could have an adverse affect on the Xstrata Group's and the Enlarged Group's results of operations. Historically, Colombia has also experienced other political and economic instability. The Cerrejón Business may be adversely affected by any deterioration in the political, economic or security situation in Colombia, including where such factors have a direct impact on the operations of Cerrejón's mines and Cerrejón's rights to carry on its operations. There can be no assurance that such deterioration will not have a material adverse effect on the Cerrejón Business's, the Xstrata Group's and the Enlarged Group's results of operations or financial condition.

Exchange controls

South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between CMA residents and non-CMA residents are subject to South African exchange control regulations. The present exchange control system in South Africa is used principally to control capital movements. South African residents, including companies, are generally not permitted (other than subject to certain monetary limits and within certain parameters), without the approval of the exchange control authorities, to export capital from South Africa or to hold foreign currency or foreign investments, as restrictions are imposed on foreign investments by South African residents. It is impossible to know whether any further modifications may be made by the South African government. There can be no assurance that the expansion of existing, or imposition of new, exchange controls would not adversely affect the Enlarged Group's results of operations or financial condition.

In 2002 Argentina imposed exchange control restrictions which required revenues from exports to be repatriated to Argentina and exchanged for Argentine pesos. However, pursuant to a decree issued on 27 February 2003, all mining companies which enjoyed "exchange control stability" between March 1991 and December 2001, which includes Minera Alumbrera Limited, a member of the Xstrata Group, are exempt from compliance with the exchange control restrictions. There can be no assurance that Argentinean government policy in relation to this issue will not change again in the future and any change could have a material adverse effect on the Enlarged Group's results of operations or financial condition.

Market access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures. Such changes in demand and price could have a material adverse effect on the Enlarged Group's results of operations or financial condition.

Production technology

Xstrata believes that the technology it uses to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Sulphuric acid
Sulphur dioxide is a by-product from the smelting of copper, zinc and lead sulphide concentrates and the Xstrata Group processes sulphur dioxide to convert it into sulphuric acid. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, the supply of which is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for the Xstrata Group to obtain satisfactory prices for its sulphuric acid. However, the Xstrata Group's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in the Xstrata Group's production of metals. Reductions in the price of sulphuric acid could have an adverse effect on the Enlarged Group's results of operations or financial condition.

Raw material procurement risks
Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, the Xstrata Group's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to the Xstrata Group if certain "*force majeure*" events occur. The Xstrata Group's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if the Xstrata Group is unable, on short notice, to shift to alternative sources of supply.

Risks relating to the business of the Falconbridge Group

The information in this section "Risks relating to business of the Falconbridge Group" has been extracted from information published by the Falconbridge Group as part of its ongoing periodic reporting requirements under the securities laws of Canada and the United States and is extracted without material amendment from the Falconbridge Annual Information Form dated 22 March 2006. This information has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility". Xstrata and the Xstrata Directors have sought to ensure that such information has been accurately reproduced from such source and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Fluctuating metal prices
Falconbridge's earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to Falconbridge's competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminium or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Falconbridge's reserves and Falconbridge's business, financial condition, liquidity and operating results.

Mining and processing risks
The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances, the emissions of contaminants and other liability exposures. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although Falconbridge maintains insurance which it believes is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental risks

Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedences.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol entered into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps required to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could adversely affect Falconbridge's liquidity.

Labour relations

Collective agreements covering Falconbridge's unionized employees at Norandal-Newport, St. Ann (production & maintenance employees), and Gramercy were all renewed in 2005. At the Timmins Metallurgical site, a collective agreement was signed with the CAW after a one month strike in October, 2005. Bargaining has just been completed for the renewal of the collective agreements at Falcondo and St. Ann (staff employees only).

Eleven collective agreements have expired or will expire in 2006:

- General Smelting (Montreal) – January 31
- Brunswick Mine (Bathurst) – February 28
- Brunswick Smelter (Bathurst) – February 28
- Horne Smelter (Rouyn) – March 1
- Bulk Handling Operation (Bathurst) – March 31
- Raglan Mine (Rouyn) – April 30
- Lomas Bayas (Chile) – April 30
- Nikkelverk (Norway) – April 1
- Antamina (Peru) – July 24
- Norandal – Salisbury (Salisbury) – November 20
- Altonorte (Chile) – December 12

Collective agreements covering Falconbridge's unionized hourly employees at CEZ, CEZ (Effluent Treatment Operators), CCR, CCR (Security), Noranda Recycling – Roseville (two agreements), Noranda Recycling – San Jose, Sudbury Operations (Production & Maintenance), Sudbury Operations (Office, Clerical & Technical), Collahuasi, New Madrid, Norandal-Newport, Gramercy, St. Ann (Production & Maintenance) and Kidd Metallurgical division are currently in place and will expire between 2007 and 2008.

Uncertainty of reserve estimates and production estimates
Falconbridge's reported mineral reserves as of December 31, 2005 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange rate fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Peso, Peruvian Sol, Norwegian Kroner and Euro exchange rates against the U.S. dollar, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have fluctuated substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas a significant portion of operating costs at Falconbridge's Canadian sites are incurred in Canadian dollars. Furthermore, a portion of Chilean operating costs are Peso denominated and Nikkelverk's costs are incurred in Norwegian kroner. Falconbridge has been

reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure and gains and losses, either favourable or unfavourable, which may in the future materially impact Falconbridge's financial results. Falconbridge, from time to time, may hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations with respect to its Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest rate and counterparty risk

Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding Falconbridge's use of interest rate swaps.

In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operations.

Energy supply and prices

Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. The procurement dynamics of these energy types are becoming more connected as supply and demand conditions become more interdependent on a global basis. Uncontrollable factors such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties, and the cost of emissions from fossil fuels, as well as problems related to local production and delivery conditions, continue to put upward pressure on prices. Falconbridge's supply contracts are governed by standard energy risk management principles, which ensure that supply, price and credit risks are managed effectively.

The security of energy supply is of primary importance. Falconbridge's business operations could be adversely affected, including loss of production and damage to its plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted. Additionally, prolonged loss of supply could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, Falconbridge's earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. The current trend of increasing energy prices is expected to continue and as a result there is an increased focus within the operations on the management of energy use and the impact of rising energy costs on financial performance.

Foreign operations

Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where Falconbridge operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers

to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production technology
Falconbridge believes that the technology it uses to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal proceedings
The nature of Falconbridge's business subjects Falconbridge to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgement could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

Sulphuric acid
Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. Falconbridge captures sulphur dioxide to minimize acid rain emissions, and converts it into sulphuric acid. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for Falconbridge to obtain satisfactory prices for its sulphuric acid. However, Falconbridge's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in Falconbridge's production of metals.

Raw material procurement risks
Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, Falconbridge's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if Falconbridge is unable, on short notice, to shift to alternative sources of supply. Falconbridge also processes copper scrap, the availability of which in past years has been subject to significant fluctuations. The availability of scrap, blister copper and other material Falconbridge processes can be significantly affected by competing demand from industrializing nations along with unforeseen production and logistical disruptions.

Risks connected with the Proposed Acquisition

Lack of due diligence access to Falconbridge
Whilst Xstrata carried out a limited due diligence exercise in respect of Noranda and Former Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Former Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Former Falconbridge on 30 June 2005, including at the time of the Xstrata Group's acquisitions of Falconbridge Shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of the Falconbridge Group.

The nature of the proposed acquisition of the Falconbridge Group by the Xstrata Group and the existence of the Inco Support Agreement (discussed in paragraph 8.2(b) of Part VI – "Additional Information – Material contracts") have prohibited the Xstrata Group and its advisers from performing any due diligence on the Falconbridge Group in the context of the Proposed Acquisition. Whilst Falconbridge is registered with the SEC and the Falconbridge Shares are listed and posted for trading on the Toronto Stock Exchange and, as a consequence, Falconbridge is subject to periodic reporting obligations, there can be no assurance that information publicly disclosed by Falconbridge includes all information necessary to make an informed assessment of the Falconbridge Group's prospects, results of operations and financial condition. There is a risk, therefore, that the Company will fail to discover certain liabilities of the Falconbridge Group, or operating or other

problems of the Falconbridge Group prior to completing the Proposed Acquisition. Further, there is a risk that the consideration paid by the Xstrata Group to the shareholders of Falconbridge will be in excess of the actual value of the business of the Falconbridge Group.

Nothing in this paragraph headed "Lack of due diligence access to Falconbridge" is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Integration of the Falconbridge Group

If the Proposed Acquisition proceeds, the integration of the Falconbridge Group's business will involve a number of risks, including:

- the attention of the Enlarged Group's management may be diverted away from other business concerns;
- the Enlarged Group's management may be unable to integrate the Falconbridge Group business in a cost-effective manner, which could result in duplication of management information and financial control systems, customer service teams and product offerings;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the acquisition of the Falconbridge Group;
- the Enlarged Group may find it difficult to effectively assimilate the business and management cultures of the Xstrata Group and the Falconbridge Group; and
- the Enlarged Group may not be able to achieve the post-tax cash cost savings and other potential synergies identified at the date of this document.

If the Enlarged Group fails to integrate the Falconbridge Group on a timely and cost-effective basis, the higher than expected costs and other difficulties could have a material adverse effect upon the results of operations or financial condition of the Enlarged Group.

Tax

Under the UK Finance (No.2) Bill 2006 (in its current form), it is possible that the Proposed Acquisition or any post-acquisition restructuring of the Falconbridge Group's business could bring the Enlarged Group within the UK controlled foreign company rules in certain circumstances. This could cause Xstrata to become subject to UK tax on the income profits of certain non-UK resident subsidiaries, which could adversely affect the results of operations or financial condition of the Enlarged Group. However, the proposed legislation is not intended to catch *bona fide* acquisitions. It should not, therefore, apply in practice to the Proposed Acquisition or post-acquisition restructuring and HMRC have provided a non-statutory letter of comfort that the Bill in its current form would not apply to either of those events on the basis of the information provided. HMRC have also indicated that they would be prepared to provide a non-statutory clearance on this matter once the legislation has been finalised.

The Enlarged Group may face risk associated with labour relations

If the Proposed Acquisition proceeds, Xstrata will undertake a detailed review of Falconbridge's activities to evaluate long term performance, profitability and potential synergies for the Enlarged Group. Xstrata expects that benefits will accrue to the Enlarged Group from access to pooled managerial and technical expertise, with increased opportunities for employees across the Enlarged Group. There can be no assurance, however, that, following the Proposed Acquisition, the Enlarged Group will have positive relationships with the Falconbridge Group's employees at operations in Canada and/or elsewhere or that new collective agreements will be entered into without work interruptions. The Enlarged Group could also be adversely affected by labour disruptions involving third parties who may provide the Enlarged Group with goods or services at its operations in Canada and elsewhere. Strikes and other labour disruptions at any of the Enlarged Group's operations, or lengthy work interruptions at its existing and future development projects, could materially adversely affect the timing, completion and cost of any such project, as well as the Enlarged Group's business, results of operations, financial condition and liquidity.

Falconbridge litigation
Based on information filed publicly by Stark Trading and Shepherd Investment International Ltd (the "Stark Claimants"), Brookfield and Falconbridge, Xstrata understands that Falconbridge is a defendant, along with Brookfield, in a claim initiated in November 2005 in Wisconsin, USA by the Stark Claimants. The Stark Claimants allege violations of US federal law, including market manipulation and misrepresentation, by Noranda and Brookfield as Noranda's controlling shareholder in connection with Noranda's issuer bid in March 2005, the Noranda takeover bid for Former Falconbridge in March 2005 and the amalgamation of Noranda and Former Falconbridge in June 2005. The Stark Claimants demand a jury trial and seek compensatory damages of US$74.1 million, punitive damages and costs. On 17 January 2006, Brookfield submitted to the Wisconsin court a memorandum of law in support of its motion to dismiss with prejudice the claim filed by the Stark Claimants and on 23 January 2006, Falconbridge submitted to the Wisconsin court a revised memorandum of law in support of its motion to dismiss the claim by the Stark Claimants. The Stark Claimants submitted briefs in opposition to the motions to dismiss on 17 March 2006. Brookfield and Falconbridge submitted their reply briefs to the Stark Claimants' opposition on 18 April 2006. The court has not yet ruled on the motions. It is not possible for Xstrata to make an assessment of the merits of the claims against Falconbridge at this time as a result of the Xstrata Group's lack of due diligence access to Falconbridge. If, however, the Proposed Acquisition proceeds and the Stark Claimants are successful in claiming significant damages from Falconbridge, such claims could have a material adverse effect upon the results of operations or financial condition of the Enlarged Group.

The Proposed Acquisition is conditional and the conditions may not be satisfied
The Proposed Acquisition is conditional, amongst other things, upon the passing of each of the Transaction Resolutions to be proposed at the EGM, regulatory clearance, approval under the Investment Canada Act and a sufficient number of acceptances by Falconbridge Shareholders. There can be no assurance that these conditions will be satisfied and completion of the Proposed Acquisition will be achieved. In addition, the regulatory clearance process and/or the approval process under the Investment Canada Act may take a lengthy period to complete, which would delay the completion of the Proposed Acquisition.

In relation to regulatory approval, the relevant competition authorities may choose to prevent the Proposed Acquisition from taking place. Alternatively, the competition authorities may permit the Proposed Acquisition but require that Xstrata implement behavioural and/or structural remedies as a condition to granting clearance. Although the Board is confident that the required regulatory approvals will be obtained, there can be no assurance as to the timing or outcome of the approvals processes or that such approvals will not be subject to conditions, including the giving of certain undertakings by the Company.

In relation to approval under the Investment Canada Act, the Canadian Minister responsible for the Investment Canada Act may choose to prevent the Proposed Acquisition from taking place. Alternatively, the relevant Minister may permit the Proposed Acquisition but subject it to conditions, including the giving of certain undertakings by the Company. Although the Board is confident that the required approval will be obtained, there can be no assurance as to the timing or outcome of the approval processes, including the undertakings that may be required for approval.

See also "Market considerations – Possible volatility of the price of Ordinary Shares" in this section headed "Risk Factors" below.

Falconbridge may not perform in line with expectations
If the results and cash flows generated by the Falconbridge Group are not in line with the Xstrata Group's expectations, a write-down may be required against the carrying value of its investment in the Falconbridge Group. Such a write-down may affect the Enlarged Group's business and may also reduce the Company's ability to generate distributable reserves by the extent of the write-down, and consequently affect the Enlarged Group's ability to pay dividends.

Exchange rate fluctuations may increase the Xstrata Group's financing costs and increase the total consideration paid by the Offeror as reported in the Xstrata Group's accounts
In recent months the Canadian dollar has appreciated against the US dollar. All payments under the Xstrata Offer will be made in Canadian dollars, except where Falconbridge Shareholders deposit Falconbridge Shares with the depositary and elect to receive payment in US dollars. The amount payable in US dollars will be determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to US dollars on the business day immediately preceding the date of delivery of such payment by the depositary. The Proposed Acquisition will be financed through new committed

multicurrency bank debt facilities which may be drawn in various currencies including Canadian dollars but which are denominated in US dollars. Accordingly, if the Proposed Acquisition proceeds and the Canadian dollar has continued to appreciate against the US dollar this will increase the amount of US dollars that the Xstrata Group will need to borrow in order to satisfy the consideration payable by the Offeror pursuant to the Xstrata Offer and the Xstrata Group's financing costs will increase as a result. In addition, as the Xstrata Group reports in US dollars, if the Proposed Acquisition proceeds such appreciation will increase the total consideration paid by the Offeror as reported in the Xstrata Group's accounts.

Market considerations

Dilution of ownership of Ordinary Shares

Those Shareholders who do not participate in the equity offering(s) undertaken by the Company to raise the Equity Refinancing Amount (either by taking up their full entitlement under the offer in the case of a pre-emptive issue or otherwise) will suffer a reduction, which might, depending on the number of Ordinary Shares issued, be significant, in their proportionate ownership and voting interest in the ordinary share capital of the Company as represented by their holding of Ordinary Shares immediately following the issue of Ordinary Shares pursuant to the equity offering(s).

Possible volatility of the price of Ordinary Shares

The market price of Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the market regarding the Ordinary Shares (or securities similar to them), including, in particular, the likelihood of completion of the Proposed Acquisition and/or in response to various facts and events, including any regulatory changes affecting the Xstrata Group's and/or the Falconbridge Group's operations, variations in the Xstrata Group's and/or the Falconbridge Group's operating results and/or business developments of the Xstrata Group and/or the Falconbridge Group and/or their competitors. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Xstrata Group's and/or the Falconbridge Group's operating performance or prospects. Furthermore, the Xstrata Group's and/or the Falconbridge Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of Ordinary Shares.

Major shareholders

As at the date of this document, CSSEL and Glencore International hold approximately 22% and 14%, respectively, of the issued ordinary share capital of Xstrata. Each of CSSEL and Glencore International are currently able to exercise a significant degree of influence over matters requiring Shareholder approval, including the approval of significant corporate transactions and this may have the effect of delaying, preventing or deterring a change in control of the Xstrata Group, could deprive Shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of the Xstrata Group and might affect the market price of the Ordinary Shares and/or other securities of the Xstrata Group. In addition, any decision by either of CSSEL or Glencore International to sell all or a portion of the Ordinary Shares held by it could adversely affect the market price of the Ordinary Shares and/or other securities of the Xstrata Group.

Possible unavailability of pre-emptive rights for US and other non-UK holders of Ordinary Shares

In the case of an increase of the share capital of the Company for cash, the existing Shareholders are generally entitled to pre-emption rights pursuant to the Companies Act unless such rights are waived by a special resolution of the Shareholders at a general meeting or in certain circumstances stated in the Articles. To the extent that pre-emptive rights are granted, US and certain other non-UK holders of the Ordinary Shares may not be able to exercise pre-emptive rights for their Ordinary Shares unless the Company decides to comply with applicable local laws and regulations and, in the case of US holders, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any future rights offering the costs and potential liabilities, direct and indirect, associated with any such compliance or registration statement. At such time, the Company also intends to evaluate the indirect benefits to it of enabling the exercise by US and other non-UK holders of the Ordinary Shares of pre-emptive rights and any other factors the Company considers appropriate at the time. On the basis of this evaluation, the Company will then need to make a decision as to how to proceed and whether to file such a registration statement or otherwise or any other steps necessary to enable Shareholders in such other non-UK jurisdictions to exercise their pre-emptive rights. No assurance can be given that any steps will be taken in any jurisdiction or that any registration statement will be filed to enable the exercise of such holders' pre-emptive rights.

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Part III

Information on the Falconbridge Group

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Information on the Falconbridge Group

This Part III has been written solely on the basis of publicly available information and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility". See "Presentation of information – presentation of information on the Falconbridge Group" and the risk factor "Lack of due diligence access to Falconbridge" in Part II – "Risk Factors".

Introduction

Falconbridge, which is incorporated in the Province of Ontario, Canada and listed on the Toronto and New York stock exchanges, is a leading international copper and nickel company with investments in fully integrated zinc and aluminium assets. Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminium, cobalt, lead, molybdenum, silver, gold and sulphuric acid. It is also one of the world's largest recyclers and processors of metal-bearing materials.

Falconbridge's principal products are copper, nickel, zinc and aluminium, with the balance of its products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

The principal markets for Falconbridge's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries.

Falconbridge was created on 30 June 2005 on completion of a merger transaction between Noranda and its consolidated subsidiary, Former Falconbridge, following approval of the amalgamation of the two companies by the shareholders of each company. Prior to the amalgamation, as of 31 December 2004, Noranda had an interest in approximately 59% of the voting securities of Former Falconbridge.

Historical financial information in this document for the Falconbridge Group has been extracted without material amendment from published information, is presented in US dollars and has been prepared in accordance with Canadian GAAP. Historical financial information for the Xstrata Group in this document is presented in US dollars and has been prepared in accordance with IFRS.

UK GAAP (in accordance with which Xstrata previously prepared its financial information) and IFRS differ in certain relevant respects from Canadian GAAP. For a discussion of certain significant differences between UK GAAP and Canadian GAAP and IFRS and Canadian GAAP, see paragraph 2.3 of Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group – Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge".

The Falconbridge Group's financial information table

The following table sets out selected financial information regarding the Falconbridge Group for the three financial years ended 31 December 2005, 31 December 2004 and 31 December 2003.

The information presented herein is extracted without material amendment from the section headed "Financial Information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003", in this Part III below. You should read the information below in conjunction with that section and the other detailed information included in this Part III and elsewhere in this document and should not rely solely on key and summarised information.

	Audited Canadian GAAP Year ended 31 December			
	2003	2004 As reported	2004 Restated[1]	2005
	US$m (except as otherwise stated)			
Turnover	4,657	6,978	6,764	8,148
Income generated by operating assets	397	1,380	1,391	1,820
EBITDA[2]	778	1,766	1,771	2,236
Profit before taxation	43	884	945	1,391
Basic (loss)/earnings per Ordinary Share (US$)	–	1.78	1.71	2.52
Dividends per common share (US$)	0.46	0.37	0.37	0.39
Net debt[3]	2,694	2,324	2,544	2,941
Net assets excluding net debt	5,291	5,383	5,383	7,972
Shareholders' equity	2,597	3,059	2,839	5,031

Note:

[1] During 2005, the Falconbridge Group changed its accounting policy with respect to the accounting treatment of convertible debentures, preferred shares, Series H and Variable Interest Entities, leading to a restatement of its financial statements for the year ended 31 December 2004.

[2] EBITDA has been calculated as income generated from operating assets adding back depreciation, amortisation and accretion, less corporate and general administration costs and research, development and exploration costs.

[3] Net debt has been calculated as long term debt and debt due within one year, less cash and cash equivalents and short term investments.

Description of the business of the Falconbridge Group

The description of the businesses of Falconbridge, Noranda and Former Falconbridge contained in this Part III has been extracted without material amendment from the following sources:

1) ***the Falconbridge Annual Information Form dated 22 March 2006;***

2) ***Noranda's F80 SEC filing dated 8 June 2005;***

3) ***Falconbridge's material public announcements issued and filed with the Canadian Securities Administrators between 31 December 2005 and 29 May 2006 (being the latest practicable date prior to the publication of this document);***

4) ***Noranda's Management's Discussion and Analysis as disclosed in Noranda's 2003 Annual Report;***

5) ***Noranda's Management's Discussion and Analysis as of 3 February 2005 as disclosed in Noranda's 2004 Annual Report;***

6) ***Falconbridge's Management's Discussion and Analysis as of 22 February 2006 as disclosed in Falconbridge's 2005 Annual Report;***

7) ***Falconbridge's Management's Discussion and Analysis as of 25 April 2006, as filed with the Canadian Securities Administrators on 1 May 2006; and***

8) ***the audited financial statements of Falconbridge for the year ended 31 December 2005 as disclosed in Falconbridge's annual accounts for that period and the audited financial statements of Noranda for the years ended 31 December 2004 and 31 December 2003 as disclosed in Noranda's annual accounts for those periods,***

and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors.

The following description of the business of Falconbridge has been extracted without material amendment from the Falconbridge Annual Information Form dated 22 March 2006 and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors.

Nothing in this paragraph headed "Description of the business of the Falconbridge Group" is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Glossary of Terms

anode	a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process.
bankable feasibility study	a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.
blister copper	a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes.
capacity	the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.

cathode	a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process.
COMEX	The New York Commodity Exchange.
concentrate	a product containing valuable minerals from which most of the waste material in the ore has been separated.
ferronickel	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained.
LME	London Metal Exchange.
matte	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals.
mill	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.
mineral resource[1]	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
inferred mineral resource[1]	part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
indicated mineral resource[1]	part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
measured mineral resource[1]	part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such

	as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve[1]	economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
NI 43-101[1]	National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators.
probable mineral reserve[1]	economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserve[1]	economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
platinum group metals	platinum, palladium, rhodium and related metals present in some nickel/ copper ores.
refinery	a plant where concentrates or matte are processed into one or more refined metals.
smelter	a plant in which concentrates are processed into an upgraded product.
SX-EW	solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

Notes:
[1] NI 43-101 definitions

Currency

All references in this annual information form to "dollars" or "$" are to United States dollars, unless otherwise indicated.

Metric/Imperial Conversion Table

The imperial equivalents of the metric units of measurement used in this Annual Information Form are as follows:

Wherever referred to in this Annual Information Form:	Metric Unit	Metric Symbol	Imperial Equivalent
"kg" means kilogram	Tonne	mt	1.102311 tons
"lb" means pound	Kilogram	kg	2.20462 pounds
"oz" means troy ounces	Gram	g	0.032151 troy ounces
"tonne" or "mt" means 1,000 kilograms	Metre	m	3.2808 feet
	Cubic metre	m^3	35.315 cubic feet
	Kilometre	km	0.6214 miles
	Hectare	ha	2.4711 acres

Exchange Rate Data

We have historically published our consolidated financial statements in Canadian dollars. Effective July 1, 2003, we began reporting our financial results in U.S. dollars. In this Annual Information Form, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to $ or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many Canadian dollars it would take to buy one United States dollar.

	Year ended December 31,		
	2003	2004	2005
Low	1.2923	1.1775	1.1507
High	1.5750	1.3970	1.2703
Average[1]	1.3916	1.2984	1.2083
Period End	1.2923	1.2034	1.1656

Notes
[1] The average of the daily noon buying rates on the last business day of each month during the applicable period.

Forward-Looking Statements

Certain statements contained in this Annual Information Form are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006, (vi) our capital expenditure forecasts, and (vii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this

Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

1. Corporate Structure

1.1 Incorporation

Falconbridge Limited is the continuing corporation resulting from the amalgamation under the *Business Corporations Act* (Ontario) on June 30, 2005 of Noranda Inc. ("Noranda") and the former Falconbridge Limited ("Former Falconbridge"). Predecessors of the Company have carried on business under the Falconbridge Limited name since 1928 and under the Noranda Inc. name since 1922. The registered and head office of the Company is at BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario, M5J 2T3. The principal operation's office of the Company is at Queen's Quay Terminal, 207 Queen's Quay West, Suite 800, Toronto, Ontario, M5J 1A7.

In this Annual Information Form, Falconbridge Limited and its wholly-owned subsidiaries may be collectively referred to as the "Company", and the Company, together with its other subsidiaries and joint ventures, may also be referred to as "Falconbridge", "we", "us" or "ours".

1.2 Corporate Profile

We are a leading international copper and nickel company with investments in fully integrated zinc and aluminum assets. Our primary focus is the identification and development of world-class copper and nickel mining deposits.

We are one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, cobalt, lead, molybdenum, silver, gold and sulphuric acid. We are also one of the world's largest recyclers and processors of metal-bearing materials. We sell commodity and value-added products to customers around the world.

1.3 Organizational Chart

The principal direct and indirect subsidiaries of the Company and the jurisdictions in which they were incorporated or organized are set out below:



Falconbridge Limited
(Ontario)
Falconbridge U.S. Inc.1
(Pennsylvania)
100%
NorFalco LLC2
(Delaware)
100%
Novicourt Inc.3
(Quebec)
62%
Noranda Finance Inc.4
(Delaware)
100%
Falconbridge (Japan) Ltd.
(Japan)
100%
Falconbridge Chile Limitada
(Chile)
100%
Falconbridge Nikkelverk, Aktieselskap
(Norway)
100%
Noranda Aluminum, Inc.
(Delaware)
100%
Noranda Income Fund5
(Ontario)
25%
Compañia Minera Antamina S.A.6
(Peru)
33.75%
Falconbridge Dominicana C. Por A.
(Dominican Republic)
85.26%
Norandal USA. Inc.
(Delaware)
100%
Falconbridge International (Investments) Limited
(Bermuda)
100%
Holding Company
Falconbridge Chile S.A.7
(Chile)
100%
Falconbridge International Limited
(Barbados)
100%
Falconbridge Europe S.A.
(Belgium)
100%
CMDIC Holdings Limited7
(Bermuda)
100%
Holding Company
Falconbridge Collahuasi Limited7
(Bermuda)
100%
Holding Company
CMLB Holdings Limited8
(Bermuda)
100%
Holding Company

Notes:

1. The Corporation owns 100% of the shares of Natresco Incorporated which, in turn, owns 100% of the shares of Falconbridge U.S., Inc.
2. NorFalco LLC is indirectly wholly-owned by the Corporation, through its subsidiaries Noranda Commodities, Inc. (65%) and NACID, Inc. (35%).
3. The common shares of Novicourt Inc. are listed and posted for trading on the Toronto Stock Exchange.
4. The Corporation owns 100% of the shares of 3086143 Nova Scotia Company which, in turn, owns 100% of the shares of Noranda Finance Inc.
5. The Corporation holds a 25% interest in the Noranda Income Fund, a trust formed under the laws of Ontario, which indirectly owns a zinc processing facility in Valleyfield, Québec.
6. The Corporation holds 100% of the shares of Noranda Antamina Ltd. which, in turn, owns 33.75% interest in Compañia Minera Antamina S.A.
7. Falconbridge Chile S.A., CMDIC Holdings Limited and Falconbridge Collahuasi Limited own 19.93%, 20.09% and 3.98% respectively, and 44%, collectively, of the shares of Compañia Minera Doña Inés de Collahuasi S.C.M.("Collahuasi"), which owns 100% of Collahuasi.
8. CMLB Holdings Limited owns 100% of the shares of Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas"), which owns 100% of Lomas Bayas.

2. General Business Developments

2.1 Three-Year History

Recent Developments

The Company announced on March 15, 2006 that it intends to make an offer by way of a takeover bid for all of the outstanding shares of Novicourt Inc. ("Novicourt") that it does not already own at a cash offer price of Cdn$2.30 per Novicourt share. The Company presently holds approximately 62.1% of the outstanding common shares of Novicourt. The proposed offer would be subject to a number of conditions including that not less than 50% of the shares of Novicourt not already owned by the Company are tendered.

The Company announced on March 16, 2006 that it intends to redeem a total of 20,000,000, or $500 million, of its outstanding junior preference shares. The junior preference shares will be redeemed on April 26, 2006 from holders of record on March 22, 2006. The Company intends to utilize its internal cash resources to fund the redemption.

The Company announced on March 21, 2006 that it had enacted a new shareholder rights plan, effective on that date, to replace the September 22, 2005 rights plan previously enacted by the Company. The new rights plan is designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The plan is also designed to provide the share ownership stability to protect the opportunity for shareholders to tender to the existing Inco Limited takeover offer or any other bid for the Company. The full text of the plan is available at www.sedar.com.

2005

Major developments in 2005 included:

- The continued progress on the Raglan Optimization project, which is expected to increase annual production by approximately 5,000 tonnes of nickel per year, beginning in 2007;
- The construction at the molybdenum recovery plant, with scheduled start-up in early 2006, at Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi");
- The continuation of the feasibility study on the second expansion of the copper concentrator at Collahuasi;
- The development of the new leaching pad for run-of-mine ore at Lomas Bayas;
- The Kidd Mine D shaft progress with the ramp and lateral development being at 97% of plan;
- The finalization of a joint-venture agreement between Falconbridge and Barrick Gold Corporation regarding the Kabanga nickel deposit in Tanzania and related concessions;
- The earn-in of a 70% joint venture interest in the El Morro (Chile) copper/gold property from Metallica Resources Inc.
- The completion on May 5, 2005, of Noranda's issuer bid to exchange Noranda common shares for new Junior Preference Shares. A total of 63,377,140 Noranda common shares were repurchased as a result of this offer and a total of 50,000,000 new junior preference shares were issued as consideration;
- The completion of Noranda's takeover bid of the Former Falconbridge whereby it offered to exchange 1.77 Noranda common shares for each outstanding Former Falconbridge common share that it did not own. 58,476,589 Former Falconbridge common shares were validly deposited under the offer, increasing Noranda's ownership to 164,235,689 or 91% of the outstanding Former Falconbridge common shares;
- The issue and sale of $250 million of 12-year 5.5% and $250 million of 30-year 6.2% unsecured notes of Noranda;
- The redemption of $500 million (20,000,000 shares) of the Company's outstanding Junior Preference Shares;
- The sale of the assets and liabilities of the Company's Lockerby Mine in Sudbury, including all closure obligations, to First Nickel Inc.

- The approval on June 30, 2005 by Noranda and Former Falconbridge shareholders of the amalgamation of the two companies. The amalgamated company chose to continue under the operating name Falconbridge Limited and effective July 6, 2005 began trading under a new stock symbol (TSX: FAL.LV and NYSE: FAL);

- The depletion of ore reserves at the Louvicourt mine and final production on July 12, 2005. The Louvicourt mine was a major supplier of copper and zinc concentrates to the Company's Horne smelter;

- The commencement of molybdenum production at the Company's Altonorte Smelter following the completion of the roaster transformation;

- The sale by the Company's subsidiary Noranda Aluminum Inc. of its aftermarket automobile wheel manufacturing and distribution operations, American Racing Equipment, to Platinum Equity for proceeds of $40.5 million;

- The acquisition by Switzerland-based Xstrata plc ("Xstrata") of 73.1 million common shares of the Company, or approximately 19.9% of the outstanding common shares, from Brascan Corporation (now Brookfield Asset Management Inc.) ("Brascan") at a price of Cdn$28 per share making Xstrata the largest single Falconbridge shareholder;

- The announcement that the Board of Directors of the Company has adopted a shareholder rights plan effective September 22, 2005, designed to enhance the Company's ability to obtain the best value for all shareholders and prevent a bidder from acquiring control of Falconbridge in a manner detrimental to shareholders. This plan expired on March 21, 2006. See "2.1 Three Year History – Recent Developments";

- The realization of a pre-tax gain of $13 million on the sale of the Company's stake in Canico Resources Inc. following its acquisition by another metals and mining company;

- The settlement of a Falconbridge Limited Kidd Metallurgical Division new three-year collective Agreement with Canadian Auto Workers – Local 599 which represents the facility's production and maintenance employees;

- The announcement on October 11, 2005 of a friendly takeover bid by Inco Limited for all of the outstanding shares of Falconbridge and endorsement of the acquisition offer by both Boards of Directors and the recommendation by the Falconbridge board that the Company's shareholders tender their shares to the offer. The offer remains outstanding as the parties seek various regulatory approvals;

- The announcement on December 23, 2005 that Falconbridge reached an agreement on the financing of the Koniambo nickel project with Societé Minière du Sud Pacifique S.A. ("SMSP"), its joint venture partner in the Koniambo nickel project in New Caledonia; and

- The satisfaction of the two conditions precedents under the Bercy Accord prior to December 31, 2005, allowing for the eventual transfer of the Koniambo property to Koniambo Nickel, a company owned 49% by the Company and 51% by its partners SMSP.

2004

Major developments in 2004 included:

- The achievement of increased profitability in all four business units, including zinc and aluminum;

- The advancement of new production capacity at the Collahuasi mine;

- The commencement of an underground definition program at the Nickel Rim South project with production targeted for 2009;

- The successful ramp-up at Lomas Bayas following completion of the crusher expansion project ahead of schedule and under budget;

- The achievement of planned nickel production following the three week strike at the Sudbury mines;
- The advancement of Phase One of the Raglan Optimization Program, which is expected to increase annual production by approximately 5,000 tonnes of nickel per year;
- The procurement of additional long-term zinc concentrate supply for the Kidd Creek refinery;
- The execution of an agreement to acquire a 50% interest in the Lennard Shelf zinc mine in Australia;
- The acquisition of a 50% interest in Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana, and related bauxite mining assets in Jamaica;
- The completion of the removal of residual lake sediment at the Antamina copper/zinc mine enabling access to higher-grade ores;
- The advancement and near completion of the Kidd Mine D expansion project;
- The commencement of scoping studies for further expansions at Falcondo, Lomas Bayas and Collahuasi;
- The completion of the bankable feasibility study for the Koniambo project in New Caledonia;
- The renewal of collective labour agreements at the Collahuasi mine, CCR refinery, CEZ refinery, Matagami mine, Noranda Recycling – Roseville, Nikkelverk, Altonorte and American Racing;
- The completion of the Montcalm mine development, ahead of time, and under budget, with the milling of ore commencing in October;
- The continued advancement of exploration programs at Raglan and Sudbury, Canada and West Wall and El Morro, Chile; and
- The announcement by Noranda that it had entered into exclusive negotiations with China Minmetals Corporation regarding the acquisition of Noranda, and the subsequent announcement by Noranda in November 2004 that the period for such exclusive negotiations would not be extended.

2003
Major developments in 2003 included:

- The announcement of our plans to rationalize our magnesium business and the temporary shutdown of our Magnola magnesium plant in Danville, Québec, as a result of adverse market conditions. The plant was closed in April 2003 and is expected to remain closed until market conditions improve. A further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in 2003;
- The advancement of important development programs at Collahuasi and Kidd Creek, ensuring copper productions levels are maintained;
- The shut down of the zinc refining operations located at the Kidd Metallurgical site in Timmins, Ontario for 13 weeks during the summer for market and supply-related reasons;
- The completion by the Altonorte smelter, in Chile, of a major modernization and $170 million Phase 3 expansion project;
- The public offering by Noranda of 6,000,000 Cumulative Redeemable Series H Shares with a quarterly cumulative dividend at a rate of 6.25% per annum (the "Series H Shares") for gross proceeds of Cdn$150 million;

- Noranda's private placement by the Company of 6,000,000 Cumulative Preferred Shares, Series I with a quarterly cumulative dividend at a rate of 8% per annum (the "Series I Shares") for gross proceeds of Cdn$150 million. All of the Series I Shares were purchased by Brascan pursuant to the exercise by the Company of a put option previously granted by Brascan. The Series I Shares were redeemed by Noranda in August 2003 in accordance with their terms;

- Purchase of a 3.3% net proceeds interest relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for $22.5 million. The purchase was completed under a put-call agreement entered into between the companies in February 2002;

- Advancement on the work at the Koniambo Project in New Caledonia including the mobilization of the project team to begin the bankable feasibility study and financing discussions progression with the French government;

- The completion of the following transactions, among others, as part of the Company's recapitalization plan to improve the Company's balance sheet by reducing debt:

  (a) The reduction of Noranda's quarterly dividend from Cdn$0.20 per share to Cdn$0.12 per share;

  (b) The release of guarantees of Noranda in the amount of $442 million on July 1, 2003 with respect to the Antamina project loan by converting these facilities to a non-recourse basis;

  (c) The secondary offering of Noranda's remaining 11,984,900 Priority Units of the Noranda Income Fund in July 2003 for gross proceeds of approximately $84 million. Subsequent to the offering, we retained a 25% interest in the Noranda Income Fund through our holding of Ordinary Units of Noranda Income Limited Partnership, which are exchangeable on a one for one basis for Priority Units of Noranda Income Fund upon the occurrence of certain events;

  (d) The issue and sale in August 2003 of 28.52 million common shares of Noranda to a syndicate of underwriters and of 20 million common shares to Brascan, for total net proceeds of approximately Cdn$601 million. The outstanding Series I Shares were redeemed as part of this transaction;

  (e) The issue and sale in September 2003, of 12-year 6% unsecured notes of Noranda in an aggregate principal amount of $350 million;

- Our announcement that the ore reserves at the Bell Allard zinc mine in Matagami, Québec will be depleted in 2004 and that operations at the Bell Allard mine would cease in the fourth quarter of 2004;

- The retirement of Lars-Eric Johansson from his position as Executive Vice-President and Chief Financial Officer of Noranda and the appointment of Steven Douglas, previously the Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, as his successor; and

- Our signing of new collective agreements in respect of our operations at:

  – Brunswick Mine
  – Brunswick Smelter
  – Brunswick Smelter Bulk Handling
  – General Smelting
  – Horne
  – Lomas Bayas
  – Antamina
  – Norandal Salisbury
  – Noranda Recycling – Roseville
  – Altonorte

2.2 Principal Products

Our principal products are copper, nickel, zinc and aluminum, with the balance of our products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

The principal markets for our products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for our products in 2005,

accounting for 36% of consolidated sales (2004 – 36%), with Canada accounting for 16% of consolidated sales (2004 – 17%), Europe 23% of consolidated sales (2004 – 26%) and other countries 25% of consolidated sales (2004 – 21%).

Principal Metals

Nickel

Nickel is a metal with the characteristics of corrosion resistance, high strength over a wide range of temperatures, and high ductility. The principal uses for nickel include stainless steel, nickel-based alloys, electroplating, low-alloy steel, foundry products and copper-based alloys. Nickel is also used in batteries and catalysts.

We market and sell nickel and ferronickel to customers in 31 countries. The largest markets are Western Europe, the United States and Asia/Pacific, which in 2005 accounted for approximately 50%, 22% and 28%, respectively, of total nickel sales.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. The principal use of copper is for electrical wire and cable products, a sector which consumes approximately 60% of all refined copper. Other significant end-use markets are tubing for plumbing and air-conditioning and copper alloy strips and rods used in the electrical/electronic, construction and transportation markets.

Falconbridge markets copper cathodes directly to producers of industrial products from our CCR refinery in Montreal-East, Québec, the Kidd Creek refinery in Timmins, Ontario, and the Lomas Bayas operation in Chile. Falconbridge Chile also markets cathodes made available via toll refining agreements with Altonorte anodes. Altogether, sales of copper metal cathodes in 2005 were made to more than 30 customers in ten countries. Approximately 80% of our sales of copper metal in 2005 were made in North America and the balance was made in Europe and Asia. Falconbridge Chile produces approximately 280,000 tonnes of copper anodes per year that are sold in Canada, Chile, Europe and Asia.

Copper production is dependent on mine concentrates and secondary recycled materials purchased from third parties. Mine concentrates are sourced globally while recycled materials are primarily of North American origin. In 2005, 74% of Horne, 73% of Altonorte, and 13% of Kidd Creek's primary feedstocks came from non–related third parties. In addition, approximately 12% of Falconbridge's Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal bearing secondary materials, which were sourced from third parties. Antamina copper concentrates are sold to customers globally.

Zinc

Zinc is a metal with many important uses in industry, as well as in health and nutrition. Its major use, accounting for approximately 49% of total World consumption, is for galvanizing steel sold to the construction and automobile industries. Galvanizing involves coating steel with zinc to protect the steel from corrosion. Zinc is also used in the production of die-cast alloys for precision machine parts, brass alloys used in a wide range of industrial parts and household wares, and zinc powders, oxides and dusts used in the manufacture of batteries, tires and pigments.

Falconbridge markets zinc metal directly from its Kidd Creek division and acts as a marketing agent for the Noranda Income Fund's Canadian Electrolytic Zinc refinery (CEZ). Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. CEZ and Kidd Creek are jointly a major supplier of zinc metal and zinc powders, accounting for approximately 4% of world refined production. In 2005, over 95% of Falconbridge's consolidated sales of zinc on behalf of Kidd Creek and CEZ were in North America, with the balance sold to customers in Europe and Asia. The galvanizing sector represented approximately 55% of Falconbridge's consolidated zinc sales on behalf of Kidd Creek and CEZ in 2005.

Zinc production is dependent on concentrates from mines. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of Falconbridge. This allows us to take advantage of transportation, cost differentials and the treatment capabilities of our refineries. Concentrate purchases originate with both local mines and, subject to market conditions, foreign mines. Antamina zinc concentrates are sold to customers globally.

Aluminum
Aluminum is a metal with many desirable characteristics. It is ductile, malleable and an efficient conductor of heat and electricity. Although very reactive chemically, aluminum resists corrosion and has a high strength-to-weight ratio.

Alumina (aluminum oxide) is produced from bauxite, the basic aluminum-bearing ore, by a chemical process. Aluminum is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminum from the oxygen in alumina. The smelting of one tonne of aluminum requires between 14 and 18.5 megawatt-hours of electric energy. Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminum.

Our aluminum products include primary aluminum in the form of 1,500 lb. standard ingots (sows), billet, electrical conductor rod and foundry alloy. Our aluminum fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; container stock used for semi-rigid food packaging and disposable cookware; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers.

In 2005, 94% of our consolidated aluminum sales were made in North America.

Other Products
Lead Metal
Worldwide, approximately 79% of lead metal is used in the production of lead-acid batteries for end-uses such as the automotive industry and back-up power systems for the computer and telecommunications markets.

Falconbridge is engaged in the mining of lead and the refining and recycling of lead metal at our wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Canada, Cleveland, Ohio, USA, and Zug, Switzerland. In 2005, over 90% of our consolidated lead metal sales were made in Canada and the United States.

As is the case for copper and zinc production, lead production is dependent upon the availability of mine concentrates. In 2005, approximately 65% of the Brunswick lead smelter feed was supplied by our Brunswick Mine, with the balance sourced from lead/silver concentrates and metal-bearing residues.

Sulphuric Acid
Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at Falconbridge's Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2005, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 1.9 million tonnes of sulphuric acid from us and third-party suppliers. Sulphuric acid produced at Falconbridge's Chilean smelter is sold by Falconbridge Chile Limitada locally to mining companies using this product for their copper leaching operations.

Magnesium
Falconbridge's Danville Québec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by Falconbridge and 20% by Société générale de financement du Québec.

Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminum and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminum alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminum beverage containers is the largest application) and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

Metals Marketing
Our marketing and sales strategy is to sell our production at prices that are equal to or greater than the average cash price reported on Comex, the LME or other relevant terminal markets. Premiums above the Comex or LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For the intermediate copper products sold by Falconbridge Chile Limitada (blister and anodes),

discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges. For products for which there is no terminal market, our objective is to obtain prices that equal or exceed benchmarks that reflect the average price realized in the marketplace.

We procure custom feed materials for processing in the metallurgical facilities. In order to minimize metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average Comex/LME prices or better, the Company employs the use of derivatives in the form of forward or options contracts to hedge these risks. Generally, we do not hedge the price we realize on the sale of our own production, and accept prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, we may fix the metal price associated with our own future production to lock in certain profits or cash flows.

Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, significantly affect our earnings and cash flows. Most of our debt is denominated in US dollars, whereas a significant portion of our Canadian operating costs are incurred in Canadian dollars.

3. Description of the Business

Our operations explore for, develop, mine, process and market metals and minerals. We conduct these activities through our four operating business units: Nickel, Copper, Aluminum and Zinc.

We are one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. We are also a major recycler of secondary copper, nickel and precious metals.


FALCONBRIDGE
NICKEL
Falcondo (85%)
Raglan mine
Sudbury mines, mill and smelter
Nikkelverk refinery
Montcalm mine
Custom feed
COPPER
Altonorte smelter
Antamina mine (33.75%)
Collahuasi mine (44%)
CCR refinery
Horne smelter
Kidd Creek mines, mill, smelter and refinery
Lomas Bayas mine
Noranda Recycling – 6 plants
ZINC
Brunswick mine
Brunswick smelter
General Smelting
Noranda Income Fund, CEZ refinery (25%)
NorFalco LLc
ALUMINUM
Noranda Aluminum Inc.
Norandal USA, Inc.
Gramercy Alumina refinery (50%)
St. Ann Bauxite mine (50%)

The following table shows revenue by operating segment and the relative percentage of each operating segment's contribution to total revenue for the past three years:

	2005		2004		2003 (unaudited)	
			($ millions)			
Nickel	2,146	26%	1,824	27%	1,288	29%
Copper	4,421	55%	3,592	53%	2,119	48%
Zinc	504	6%	415	6%	363	8%
Aluminum	1,077	13%	935	14%	686	15%
Other	–	–	(2)	–	–	–
Total Revenue	8,148	100%	6,764	100%	4,456	100%

3.1 Main Businesses

3.1.1 Nickel

Falconbridge is the fourth largest producer of refined nickel in the world, and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Our operations include mines and processing facilities in Canada, Norway and the Dominican Republic.

Falconbridge Dominicana C. por A. ("Falcondo")

Falconbridge owns 85.26% of the outstanding shares of Falcondo. Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

Properties and Mines

Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

Mining at Falcondo is carried out from the surface using bulldozers, hydraulic shovels and trucks. Falcondo's total mine production for the year ended December 31, 2005, as obtained through a metallurgical balance calculation, was 3,920,220 dry tonnes (2004 – 3,736,800 dry tonnes) of ore at an average nickel grade of 1.18%.

Mineral Reserves and Resources[1]

As of December 31, 2005, proven and probable reserves totaled 54,373,000 tonnes averaging 1.19% nickel. Indicated resources in addition to mineral reserves total 13,840,000 tonnes with an average grade of 1.53% nickel. Inferred resources total 6,300,000 tonnes grading 1.4% nickel.

Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular mining deposit and mining method. Dilution and mining extraction recovery factors are applied to the mineral resource to arrive at the mineral reserves. The assumed metal price was nickel $3.25 per lb.

The proven and probable mineral reserves at Falcondo showed a total decrease of 3.0 million tonnes after production of 3.9 million tonnes in 2005. Gains of 2.0 million tonnes in previously undrilled areas and a gain of 1.3 million tonnes due to revisions to tonnage and grade factors were mostly offset by a write-down of 2.4 million tonnes in three large reserve blocks in Caribe and Peguera deposits following an economic evaluation study.

At planned operating rates, mineral reserves at Falcondo are equal to approximately 14 years of production, not including 13.8 million tonnes of indicated resources that are in large part anticipated to be converted into reserves.

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

Milling, Smelting, Refining and Marketing

The ore mined at Falconbridge is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. The facilities include a metallurgical treatment plant, a crude oil processor and a 200-megawatt thermal power plant. In 2005, Falcondo rented back up power energy from the national grid during the period of maintenance of the three owned units and that initiative allowed the metallurgical plant to comply with the production budget. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for 2005 was 28,700 tonnes (2004 – 29,500 tonnes).

Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Limited.

Raglan

Mining Operation

The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and ten 20-year mining leases covering 963 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. One mining lease application covering 32 hectares remains outstanding from 2004.

Commercial production at Raglan began on April 1, 1998. Raglan's annual production capacity is one million tonnes of ore milled per year. Net production for 2005 totaled 22,200 tonnes of nickel (26,600 tonnes in 2004), 5,800 tonnes of copper (6,900 tonnes in 2004) and 350 tonnes of cobalt (400 tonnes in 2004).

Mineral Reserves and Resources[1]

As of December 31, 2005, proven and probable reserves totaled 14,850,000 tonnes averaging 2.80% nickel and 0.77% copper. The overall Mineral Reserve was decreased by 0.8 million tonnes in 2005, resulting from production of 934,000 tonnes and minor reserve adjustment related to delineation drilling, a cut-off grade change for open pit production and incremental ore additions during underground mining. At the current mill operating rates, the Proven and Probable mineral reserves are equal to approximately 15 years of production.

As of December 31, 2005, Measured and Indicated Resources totalled 3,390,500 tonnes with an average grade of 2.42% nickel and 0.80% copper, Inferred Resources totalled 7,700,000 tonnes grading 3.0% nickel and 0.8% copper. A negative adjustment of 374,000 tonnes was realised for Indicated Resources in 2005, while Inferred Resources increased by 2,500,000 tonnes due to new discoveries and additions through exploration at Zone 5-8, Donaldson, West Boundary, East Lake, and Mine 3.

Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and Cdn$1.50 for US$1.00.

Milling Operation

The ore from the Raglan mines is crushed, ground and treated at the Raglan mill to produce nickel/copper concentrate. Raglan concentrate is trucked to Deception Bay for marine shipment to Québec City and then transported by rail to the Sudbury smelter for treatment. There were six shipments from Deception Bay during 2005.

The current mill throughput is 3,000 tonnes of ore per day. Total ore milled in 2005 was 934,000 tonnes (935,000 tonnes in 2004).

Sudbury

Mining Operations

We have been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack,

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

Garson, Dowling and Blezard. The properties comprise 2,345 hectares owned by the Company and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

Mines/Mill

Sudbury Mines/Mill operates three underground nickel/copper mines in the Sudbury area: the Craig, Fraser and Lindsley mines. In 2005, the Craig mine provided 42% of Sudbury Mines/Mill's ore production.

Metal in concentrate produced during 2005 amounted to 19,700 tonnes of nickel (2004 – 22,600 tonnes), 23,400 tonnes of copper (2004 – 24,700 tonnes) and 525 tonnes of cobalt (2004 – 565 tonnes).

The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for 2005 was 2,248,000 tonnes (2004 – 2,259,000 tonnes). The Strathcona mill has a capacity of approximately 8,500 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical's mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

Mineral Reserves and Resources[1]

Our exploration successes in the Sudbury basin over the course of the last few years have significantly increased the overall mineral resources available for the INO Sudbury Mines Mill Business Unit. There are 20.5 million tonnes of Measured and Indicated Mineral Resources with an average grade of 2.30% nickel and 1.02% copper and 29.0 million tonnes of Inferred Mineral Resources grading 1.8% nickel and 2.6% copper. Measured and Indicated Resources decreased by 1.2 million tonnes in 2005 and Inferred Resources by 0.7 million tonnes during the same period mainly due to the provisional sale of properties containing resources. Total mineral reserves in Sudbury consist of 8.1 million tonnes in the Proven and Probable categories averaging 1.18% nickel and 1.47% copper. After production of 2.2 million tonnes, proven and probable reserves were further decreased by 1.6 million tonnes due to new detailed drill information in the mines plus revised cut-off grades and engineering studies.

As of December 31, 2005, Nickel Rim South is estimated to contain 13.4 million tonnes grading 1.8% nickel and 3.3% copper. Drilling at Fraser Morgan Zones 8, 9, 10 and a newly discovered Zone 11 upgraded the geological confidence and added to the available Mineral Resources. The Fraser Morgan Mineral Resource as of December 31, 2005, consisted of 3.3 million tonnes of measured resources grading 1.85% nickel and 0.61% copper, 1.6 million tonnes of indicated resources grading 1.69% nickel, 0.46% copper and 2.4 million tonnes of inferred resources grading 1.8% nickel, 0.5% copper.

Mineral Resources are reported using short-term and long-term price forecasting, cut-off grades and minimum mining widths appropriate to the particular deposit, production forecast and mining method. Engineering design, dilution and mining recoveries are applied to the Mineral Resource to arrive at the Mineral Reserve.

Approximately 2,171,000 tonnes of Proven and Probable Mineral Reserves were milled in 2005. At planned operating rates, existing Proven and Probable Mineral Reserves, not including new Mineral Resources largely anticipated to be converted to Mineral Reserves in the future, represent approximately 4 years of production. The upgrade of mineral resources to reserves by planned future work would result in an extension of the operating life of the Sudbury mines, mill and smelter. The Nickel Rim South deposit currently under development is projected to support mining operations until approximately 2021.

Smelter

The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan and Montcalm concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The matte produced is shipped by rail to Québec City and by sea to the Nikkelverk refinery in Norway for further processing.

The Sudbury smelter's output for 2005 from all sources was 63,090 tonnes of nickel (2004 – 52,600 tonnes), 20,800 tonnes of copper (2004 – 18,400 tonnes) and 2,420 tonnes of cobalt (2004 – 1,840 tonnes). Copper concentrate sent to

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

the Kidd Creek smelter contained 18,125 tonnes of copper (2004 – 17,600 tonnes). Sulphuric acid produced as a result of smelting activity in Sudbury was 310,600 tonnes in 2005 (2004 - 244,600 tonnes).

Falconbridge Nikkelverk, AS ("Nikkelverk")
Nikkelverk, a wholly-owned subsidiary of Falconbridge, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 86,000 tonnes of nickel, 39,000 tonnes of copper and 5,200 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 115,000 tonnes of sulphuric acid per year. In 2005, the refinery produced 84,900 tonnes of nickel (2004 – 71,400 tonnes), 38,700 tonnes of copper (2004 – 35,600 tonnes), 5,020 tonnes of cobalt (2004 – 4,670 tonnes) and 108,800 tonnes of sulphuric acid (2004 – 95,200 tonnes).

Mattes from the Sudbury smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the year.

In 2005 the refinery produced approximately 405,500 ounces of platinum group metals (2004 – 438,000 ounces).

Significant expansion of the nickel and cobalt capacity, based on matte or laterite intermediates, are possible if market conditions warrant such expansion.

Montcalm
The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

The Montcalm project reached its designed production capacity of 750,000 tonnes annually during the fourth quarter of 2004. This included conversion of a redundant mill line at the Kidd concentrator to handle the Montcalm ores. Two concentrates are produced, a copper concentrate which is treated at the Kidd Metallurgical Complex and a nickel concentrate which is transported to Falconbridge's smelter in Sudbury.

In 2005 a total of 750,070 tonnes of Montcalm ore were milled (2004 – 220,570 tonnes) grading 1.52% nickel and 0.79% copper. During 2005 both the mine and mill were successfully test run at an 875,000 tonne annualized rate (116% of design capacity). The current plan is to increase Montcalm mine and mill production to the 875,000 tonne a year rate starting in the second half of 2006, effectively milling 845,000 tonnes in 2006 and 875,000 tonnes a year thereafter until the mine is depleted.

Mineral Reserves and Resources[1]
As of December 31, 2005, proven and probable reserves totaled 4,507,000 tonnes averaging 1.46% nickel and 0.68% copper. Montcalm is expected to contribute approximately 9,000 tonnes of nickel annually to output from the Sudbury smelter.

Mineral resources are estimated using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned and overbreak) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and the Cdn$1.50 for US$1.00.

Mineral reserves decreased from 4.9 million tonnes to 4.5 million tonnes due to a 2005 production total of 0.8 million tonnes which was partly replaced by 0.4 million tonnes from upgrade drilling on the final mineral resources at the mine. No mineral resources remain. At planned operating rates, the mineral reserves are equal to approximately 5 years of production.

Falconbridge International Limited ("FIL")
FIL, through its offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the INO's custom feed business outside Canada. Custom feed, or third-party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury Smelter and the

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

Nikkelverk refinery. The availability of and profit margins associated with the custom feed processed at the Sudbury Smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices and competition for such materials.

The custom feed processed at the Sudbury Smelter consists largely of nickel/copper/cobalt secondary raw materials and nickel concentrates. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. Concentrates are sourced on a spot basis and multi-year contracts. In 2005, Sudbury Smelter's output from all third-party feeds included 9,300 tonnes of nickel, 6,600 tonnes of copper and 1,360 tonnes of cobalt.

In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. The BCL matte represented approximately 65% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2005. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

Custom Feed Production at the Refinery

In 2005, custom feed represented approximately 37% of the nickel (2004 – 34%), 64% of the copper (2004 – 59%) and 80% of the cobalt (2004 – 83%) output at the Nikkelverk refinery.

3.1.2 Copper

The copper business unit is a fully-integrated producer of copper metal and concentrate. The copper business unit includes the operation of the Company's 33.75%-owned Antamina copper and zinc mine in Peru and the 100%-owned Altonorte copper smelter located near Antofagasta, Chile, Falconbridge's 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations, as well as refining, smelting and recycling facilities in Canada and in the United States, which are referred to as Canadian Copper and Recycling ("CC&R").

Altonorte Smelter

We own 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernization and $170 million Phase 3 expansion project, which more than doubled its capacity to a nominal 835,000 tonnes/year of copper concentrate throughput, copper anode output capacity to approximately 290,000 tonnes and sulphuric acid capacity to 790,000 tonnes.

The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 35% of the Altonorte smelter's production is sold to Codelco and is refined at Codelco's Chuquicamata refinery near Calama, Chile, a portion of which is returned to us in the form of cathodes. The balance of the smelter's blister anode production is exported. The smelter's sulphuric acid production is sold to customers located in the northern region of Chile. In 2005, Altonorte processed 894,700 tonnes of feed material (2004 – 832,800 tonnes), produced 297,600 tonnes of copper anodes (2004 – 266,400 tonnes) and produced 808,200 tonnes of sulphuric acid (2004 – 751,300 tonnes).

Compañía Minera Antamina S.A. ("Antamina")

History and Location

Located in the Andes mountains in Peru, approximately 270 kilometres north of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc orebodies in the world, with a milling rate of 100,000 tonnes per day. Antamina is expected to produce 277,000 tonnes of copper and 163,000 tonnes of zinc annually over an 18-year mine life, producing an annual average of 710 million pounds of copper and 625 million pounds of zinc in the next 10 years.

A capital investment of $2,148 million was made to bring Antamina into production. Of this amount, $1,320 million was financed using senior project debt.

Our beneficial interest in Antamina is 33.75%, with the beneficial owners comprising BHP Billiton PLC at 33.75%, Teck Cominco Limited at 22.5% and Mitsubishi Corporation with a 10% interest.

Operations

Antamina began commercial production in October 2001. In 2005, Antamina produced 1,287,257 tonnes of copper concentrate grading 29.10% copper, 343,559 tonnes of zinc concentrate grading 53.66% zinc and 12,875 tonnes of molybdenite concentrate containing 52.20% molybdenum. In 2005, payable copper contained on the concentrates sales

was 815,703 pounds of copper, 355,711 pounds of zinc, 16,124 pounds of molybdenum and 8,797 metric ounces of Silver.

Mineral Reserves and Resources[1]

Antamina is classified as a copper-zinc-silver skarn deposit and occurs at the contact between a quartz monzonite intrusive of Tertiary Age (< 70 million years) and limestone of Cretaceous Age (70-135 million years).

Proven and probable mineral reserves total 450,000,000 tonnes with an average grade of 1.18% copper, 0.93% zinc, 0.031% molybdenum and 12.9 grams of silver per tonne. Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Measured and indicated resources, in addition to mineral reserves in the current pit design, total 60,000,000 tonnes with an average grade of 0.49% copper, 0.33% zinc, 0.030% molybdenum and 6.7 grams of silver per tonne. Inferred mineral resources total 41,000,000 tonnes with a grade of 0.8% copper, 0.6% zinc, 0.02% molybdenum and 16 grams of silver per tonne.

Due to the polymetallic nature of the deposit, multiple ore types, and variable metallurgical recoveries, proven and probable mineral reserves are reported using a profitability economic cut-off value (US$1500/hour) and also include all measured and indicated material with a positive net value to be processed directly through the concentrator in the life-of-mine plan. Low grade ore has a value between US$1500/hour and the high grade ore value of ≥US$14,000/hour. Marginal material is specified as having a value between that of material treated as waste and the low-grade cut-off value. Measured resources are specified as all in-situ pit measured marginal material. Indicated resources are specified as all in-pit indicated marginal value blocks. Inferred resources are estimated for all other inferred in-pit high grade, low grade and marginal material.

The mineral resource and mineral reserve estimates were prepared under the supervision of Dan Gurtler, Mine Manager, and Eric Lipten, Geology Superintendent who are qualified persons for the purposes of NI 43-101. Assumed metal prices were zinc $0.50 per lb., copper $0.95 per lb., molybdenum $5.00 per lb. and silver $5.00 per troy ounce.

The Antamina orebody is highly variable and is currently described by more than six different ore classifications. The current reserve estimate is the result of a three year program of diamond drilling plus significant geological, engineering and metallurgical input. The estimate includes substantive improvements in geological interpretation and modelling interpolation methodologies. The new resource model provides increased geological information and a superior reserve estimate for production purposes.

At planned operating rates, the proven and probable mineral reserves are equal to approximately 14 years of mine production. Mill operations could continue for another few years on stockpiled material. The mineral reserves decreased by 18 million tonnes in 2005 due to production. There was 30 million tonnes of production which was partly replaced by the addition of 12 million tonnes of ore resulting from a major infill drilling campaign and a new reserve estimation.

Compañia Minera Doña Inés de Collahuasi ("Collahuasi")

Falconbridge owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., an independent company which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American Plc which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

A capital investment of $1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately $1,870 million.

The Collahuasi property covers 446 exploitation concessions over 133,803 hectares and 185 exploration concessions over 66,500 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper mineralization at the adjacent Rosario Oeste deposit.

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

Mining and Milling Operations

Commercial production at the Collahuasi operation began in January 1999. Production is expected to average 350,000 tonnes per year of copper in concentrates and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

During 2005, 161.3 million tonnes of material was mined (2004 – 165.6 million tonnes), 40.1 million tonnes of ore was milled at the concentrator (2004 – 34.8 million tonnes) and 6.5 million tonnes of ore was processed at the copper oxide leaching plant (2004 – 6.6 million tonnes). Falconbridge's share of copper produced by Collahuasi during 2005 was 26,700 tonnes of cathode copper and 155,600 payable tonnes (161,200 contained tonnes) of copper in concentrate (2004 – 211,600 copper tonnes was produced considering cathodes and concentrates).

The Ujina pit was practically depleted during the year 2004 and ore extraction ramped-up in the Rosario Pit during the year 2004. In the last months of 2004, production at the Rosario Pit had achieved its full capacity.

Mineral Reserves and Mineral Resources[1]

As of December 31, 2005, proven and probable mineral reserves totaled 1,804,332,000 tonnes with an average grade of 0.90% copper. Measured and indicated resources are in addition to mineral reserves and totaled 478,360,000 tonnes with an average grade of 0.64% copper. Inferred mineral resources totaled 1,820,000,000 tonnes with a grade of 0.75% copper.

Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cutoff criteria. Proven and probable mineral reserves are reported using a 0.45% copper cut-off for sulphide ore, 0.40% cut-off for oxide ore and 0.50% copper for mixed ore, and include all stockpiled material above the cut-off grade. The assumed metal price was $0.95 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using an average 0.40% copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior reserve pit outline. Inferred resources were estimated for material contained in both pit designs.

At planned operating rates, the proven and probable mineral reserves are equal to more than 40 years of production not including substantial measured and indicated mineral resources of 478.4 million tonnes and 1.8 billion tonnes of inferred resources. The December 31, 2005 total mineral reserves were decreased solely by production of 45,273,000 tonnes from the reserves.

Canadian Copper and Recycling ("CC&R")

CC&R mines and procures copper and precious metal concentrates and secondary materials for processing at our copper smelters and refineries and markets copper and related by-products.

Mineral Reserves and Mineral Resources[1]

The Kidd Creek ore body is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. Falconbridge has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion a seismic event may occur that has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

As of December 31, 2005, Kidd Creek reported reserves of 19.0 million tonnes grading 1.84% copper and 5.53% zinc. At planned operating rates (~2.4 million tonnes/year), the mineral reserves at Kidd Creek Mining Division are equal to approximately 8 years of production. Mineral resources below the 88 level in Mine D are currently undergoing evaluation to determine if they can be converted to mineral reserves and extend the life of the mine for another 5 years.

Mining Operations

Falconbridge and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

mining division, Ontario. The property in the Timmins area of northern Ontario comprises six half lots, or 960 acres, in the Porcupine Mining Division, District of Cochrane, Ontario. The property parcel numbers are: 12757 SEC, 14980 SEC, 13574 SEC, 15114 SEC, 13571 SEC, 13569 SEC and are 100% held by the Company. The Kidd Creek deposits are mined through two separate shafts, accessing mining areas known as the upper and lower mines, which access progressively deeper levels. In 2005, the upper mine (formerly No. 1 and No. 2 mines) accounted for 23% of production, the lower mine (formerly No. 3 mine) accounted for 56%, and Mine D 21% of the Kidd Creek Mining Division's mine ore production.

Ore production at the Kidd Creek Mining Division ("Kidd Creek Mining") for 2005 was approximately 2.38 million tonnes (2004 Actual – 2.09 million tonnes) The 2005 milled grades as at the end of December were; copper 1.99%, and zinc 6.21% (2004 Actual – copper grade 2.09%, zinc 5.04%). Metals in concentrate produced as at the end of December 2005 totaled 42,700 tonnes of copper (2004 Actual – 41,000 tonnes); and 120,000 tonnes of zinc (2004 Actual – 87,800).

In 2000, the Company approved the development of Mine D, the depth extension of the Kidd Creek ore body beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 8,800 feet (2,682 metres) for Stage 1. Stage 2, going down to 10,200 feet (3,109 meters) is still under feasibility study. Production from Mine D began in the second half of 2004 and production reached 480,000 tonnes in 2005 with ramp-up continuing into 2006. Mine D, Stage 1 of the project is scheduled to be completed in 2006.

Metallurgical Operations

CC&R operates the Horne copper smelter located in Rouyn-Noranda, Québec, the Canadian Copper and Recycling refinery ("CCR refinery") in Montreal-East, Québec, the Kidd Creek Metallurgical Division, a copper-zinc complex located in Timmins, Ontario and five recycling facilities located in the United States and Canada.

CC&R has the capacity to process approximately 1,300,000 tonnes per year of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. In 2005, Falconbridge processed 1,102,100 tonnes of feed at the Horne and Kidd Creek smelters (2004 – 1,058,300 tonnes). In 2005, approximately 75% of the CC&R feed was procured from North America with the balance mainly from South America.

The ore from Kidd Creek Mining Division is transported by a company-owned railway to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometers southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining Division in two of four circuits. The remaining two circuits are available to process custom feed. In 2004, one of these circuits was rehabilitated and converted to treat 750,000 tonnes per year of nickel ore from Falconbridge's new Montcalm mine, located approximately 100 kilometers west of the metallurgical site. Nickel concentrate from the circuit is shipped to Sudbury for processing. The Kidd copper concentrate produced as well as the by-product Montcalm copper concentrate, are processed at the Kidd Creek Metallurgical Division's copper smelter. In addition to these feeds, the smelter also treats copper concentrate from Falconbridge's Sudbury Strathcona mill as well as other copper custom feeds. The smelter has the capacity to produce 150,000 tonnes of blister copper per year. The 119,000 tonnes (2004 – 118,200 tonnes) of blister produced at the Kidd Creek smelter in 2005 were either sent as anode for refining at its refinery, or shipped to the Company's CCR refinery. In 2005, the Kidd Creek copper refinery produced 111,200 tonnes (2004 – 115,600 tonnes) of copper cathode.

The Kidd Creek zinc plant has the capacity to produce 147,000 tonnes of zinc per year. In October 2004 a new precious metal recovery circuit was commissioned in the zinc plant. The new circuit allows the plant to process Agnico-Eagle's Laronde Mine precious metal bearing zinc concentrates, and to recover the gold and silver as precious metals/lead residue that is further refined at Falconbridge's Brunswick smelter. Approximately 100,000 tonnes of Laronde zinc concentrate are received on an annual basis. The balance of the zinc plant's feed is Kidd zinc concentrate, and any surplus Kidd zinc concentrate is available for processing at facilities such as the Noranda Income Trust's CEZ refinery located in Valleyfield Quebec. In 2005, the Kidd Creek zinc plant produced 113,700 tonnes (2004 – 121,600 tonnes) of saleable zinc.

In addition to the mineral processing facilities, the copper smelter, the copper refinery and the zinc plant, the Kidd Creek Metallurgical Division also operates a cadmium plant, an indium plant, two sulphuric acid plants, and a liquid SO2 plant. In 2005 the Kidd Creek Metallurgical Division produced 472,300 tonnes of sulphuric acid.

In October 2005, the copper, zinc, and milling operations of the Kidd Creek Metallurgical Division were impacted to varying degrees by a 4 week strike by the site's unionized workforce, CAW local 599.

The Horne smelter utilizes two technologies that work together to optimize its production; concentrate injection and continuous smelting. Through its continuous smelting process, the Horne smelter is able to treat concentrates containing impurities such as arsenic, antimony, bismuth and other materials in addition to conventional copper concentrates. In 2005, of the total volumes treated by the Horne smelter, approximately 22% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having durations of one to three years or purchased on a spot basis. In September 2005, the NCV (Noranda Converter) at the Horne smelter was brought back on line. The operating rate increased from 600,000 tonnes to 790,000 tonnes of concentrate. Anode production capacity increased to 170,000 tonnes from 140,000 tonnes. This increase in operations was based on the availability of concentrates at economical treatment terms. Anode output from the Horne smelter totaled 147,000 tonnes in 2005 (2004 –149,700 tonnes). All anodes produced at the Horne copper smelter were refined at the Company's CCR refinery. The smelter also produced 517,900 tonnes of sulphuric acid in 2005.

The CCR refinery processes copper anodes from the Horne, Altonorte and Inco smelters as well as other unrefined copper and precious metals from Falconbridge and third-party sources. In 2005, the refinery produced 304,200 tonnes (2004 – 288,400 tonnes) of copper cathode, approximately 908,350 thousand ounces of gold (2004 – 1.1 million), 33.2 million ounces of silver (2004 – 37.3 million) and other by-products including selenium, tellurium, nickel sulphate, and a concentrate of platinum group metals. A contract was signed in early 2005 for the refining of Inco anodes at CCR with shipments commencing in August 2005. In September, the CCR refinery moved to a 7 day operation in preparation to increase 2006 production to 372,000 tonnes.

CC&R is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. Prior to processing at the Horne smelter, a portion of the secondary stream is received and sampled. Falconbridge operates two sampling facilities in California and Rhode Island. In addition, the Company operates plants in Roseville, California, Lavergne, Tennessee and Brampton, Ontario that provide asset management and recycling services for end-of-life electronic hardware for Hewlett-Packard-a strategic partner, and other original equipment manufacturers. During 2005, a new commercial office and warehouse was opened in Penang, Malaysia to assist Asian based customers with the collection and shipment of electronic scrap from production facilities to the sampling plants in San Jose or Rhode Island. This new company is called Noranda Recycling Malaysia.

Falconbridge's processing plants and technology enable the treatment of large tonnages of recycled materials. In 2005, recycled materials comprised 12% (2004 –11%) of the feed for the copper smelters and approximately 17% of the copper (2004 – 9%), 20% of the gold (2004 –18%), 10% of the silver (2004 – 8 %) and 95% of the platinum group metals (2004 – 80%) produced by the CCR refinery.

Lomas Bayas

The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216.5 hectares. Falconbridge also holds 25 exploitation concessions and two exploitation concession application covering approximately 4,669 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

Mining Operations

In July 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $66 million. Falconbridge is also required to pay $15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing. The Fortuna de Cobre deposit could expand production or extend the mine life by five years, to 2020.

Mining and Processing

Lomas Bayas currently operates one open pit mine. Heap-leach grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower-grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are

then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

In 2005, Lomas Bayas mined 35.8 million tonnes (30.4 million tonnes in 2004) of ore from which 63,100 tonnes of cathode copper were produced (62,000 tonnes were produced in 2004).

Mineral Reserves and Mineral Resources[1]
As of December 31, 2005, proven and probable mineral reserves totaled 239,220,000 tonnes with an average grade of 0.36% copper. Measured and indicated resources are in addition to mineral reserves and totaled 280,618,000 tonnes with an average grade of 0.28% copper. Inferred mineral resources totaled 31,000,000 tonnes with a grade of 0.3% copper.

Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported as percent total copper using an average 0.08% recoverable copper cut-off and include all stockpiled material above the cut-off grade. The assumed metal price was $0.90 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.08% recoverable copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

At current operating rates, the proven and probable mineral reserves are equal to approximately 7 years of production. The mineral reserves decreased by 103.5 million tonnes due to mine production of 34.3 million tonnes and negative reserve adjustments of 69.2 million tonnes. The negative impact on the reserve total resulted from a new reserve estimation which is based on 23,000 metres of new infill drilling and new estimation parameters including significantly higher mining, processing and sales costs. A large percentage of the material removed from the reserves and mining plan at the current long term copper price can be moved back into the mine plan if the long term copper price is increased.

Much of the material deleted from the reserves was downgraded to resources resulting in an increase of 35.6 million tonnes to the measured and indicated resources. It is likely that these resources will be mined at a future date if copper prices remain above US$1.15.

3.1.3 Aluminum

The Company operates six plants in the United States that produce alumina, primary aluminum and aluminum foil, as well as a mining operation in St. Ann, Jamaica. The alumina plant and the bauxite mining operations are operated under a 50% joint interest with Century Aluminum, Inc. In 2005, approximately 94% (2004 – 95%) of sales were to United States customers.

Our fabricated products operations purchase the majority of our primary metal requirements from third parties. This allows the primary reduction plant to optimize product mix by selling value-added products to third parties. St. Ann Bauxite produces all of the bauxite used at the Gramercy alumina refinery, and sells excess bauxite to third parties. The Gramercy alumina refinery, which currently has the capacity to produce just over one million tonnes of smelter grade alumina, plus an additional 200,000 tonnes of chemical grade alumina, supplies all of the alumina used at our New Madrid smelter, and sells the balance of its alumina to Century Aluminum Inc. or third parties.

Primary Products
Alumina requirements were supplied under medium-term contracts with third parties at prices that generally varied with aluminum prices until September 30, 2004. On October 1, 2004, Noranda and Century Aluminum Inc. each purchased, from Kaiser Aluminum Inc., a 50% ownership interest in Gramercy Alumina LLC ("Gramercy") in Louisiana, and a 50% economic interest in the St. Ann Bauxite mine in Jamaica.

We operate a primary aluminum reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 245,600 tonnes of molten aluminum in 2005 (2004 – 247,500 tonnes), a carbon

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500 lb. standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

Our aluminum smelter in New Madrid, Missouri uses approximately 500 megawatts of power annually. Our previous two-year power contract expired May 31, 2005. A 15 year contract for all of the plant's power needs was signed with Ameren A.E. Power Company of Missouri in March 2005. The contract provides for power mill rates at approximately $35/MWh, with any future rate changes subject to approval by the regulatory authorities of the State of Missouri.

Fabricated Products

We operate four plants in the South-eastern United States that combine to serve a broad range of customer needs. We are the second largest producer of aluminum foil products in North America. In 2005, third-party shipments increased by 2% totaling 178,000 tonnes, (2004 – 174,000 tonnes). Our market share in North America increased to 23% of its target markets.

The original Huntingdon, Tennessee plant, which we have operated since 1979, has an approximate annual production capacity of 60,000 tonnes. It produces heavy-gauge foil from continuous cast metal, serving the electrical, simi-rigid container and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an approximate annual production capacity of 45,000 tonnes of light and heavy-gauge foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce approximately 15,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

We recently completed construction of a modern aluminum foil plant at a cost of $226 million (excluding financing) to reinforce our position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 107,000 tonnes of heavy-gauge foil, bringing our total foil production capacity to 227,000 tonnes. The plant utilizes state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

St. Ann Bauxite

Mineral Reserves and Resources[1]

The Discovery Bay bauxite deposits are classic karst-hosted Jamaican bauxite deposits. The individual zones occur in basin like areas that represent karst depressions between steep hills of limestone. The host unit is a very pure white Eocene limestone. The origin of the bauxite is thought to be the bauxitization of Tertiary volcanic tuffs or other rocks that were alluvially transported into karst depressions after weathering. The Tertiary volcanics have up to 20% Al_2O_3 and consequently would require relatively little volume reduction in order to achieve bauxite grades of 45-50% Al_2O_3.

The mineral reserve estimate is based on assays from tractor-mounted auger drilling and geological interpretation of the dimensions of the mineralized basin. The data is entered into Arcinfo for polygonal estimation of the reserve. Proven reserves are based on a 50 foot spaced drill grid and probable reserves are based on a 100 foot spaced drill grid.

Proven and probable reserves as at December 31, 2005, total 29.3 million tonnes averaging 25.1% aluminum. Approximately 4.1 million tonnes grading 24.8% aluminum was produced in 2005. At forecast mining rates, the reserves are sufficient for 6 years of production. Other mineralized basins exist on the mining leases which need to be sampled prior to inclusion in the mineral reserves or resources. From past experience, it is estimated that there is approximately 25 million tonnes of this material. As well, an agreement with the Government of Jamaica conditionally grants access to other bauxite leases as necessary to provide sufficient feed to produce 4.5 million tonnes per year until the year 2030.

The St. Ann Bauxite reserves estimate has been prepared, classified and forwarded by St. Ann Jamaica Bauxite Partners, the operator of the joint venture.

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

3.1.4 Zinc

Our Zinc business unit produces zinc concentrate and copper concentrates at our mines and procures and processes zinc concentrate at the Canadian Electrolytic Zinc Limited ("CEZ") refinery owned by the Noranda Income Fund. The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates, residues and recycle materials at the Brunswick smelter. Marketing of the CEZ refinery and Falconbridge's zinc metal and related alloys, as well as the Company's lead metal and related alloys, is carried out through our head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market. In addition, the zinc business unit operates the General Smelting of Canada foundry in Lachine, Québec, which produces various lead and zinc alloys and anodes. The zinc business unit also operates NorFalco LLC, which markets, transports and distributes Falconbridge's sulphuric acid in North America.

Brunswick Mine

History and Location

The Brunswick mine was developed and commenced operations in the early 1960s. We acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. We have surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

Mineral Reserves and Resources[1]

The Brunswick ore body is hosted in steeply dipping volcanic and sedimentary rock units. The deposit comprises massive sulphides intimately associated with various iron formation facies, with zinc, lead, copper and silver being the principal metals produced. The host rocks and the mineralization have undergone four significant deformation events, resulting in intense folding and faulting.

Mineral resource and mineral reserve estimates are based on assays from diamond drilling and geological interpretation of drilling and underground mapping of development areas. The data are interpreted by the mine's geologists and used to develop a three-dimensional model of the geology, mineralization and underground development areas.

Proven and probable mineral reserves as at December 31, 2005, total 14.7 million tonnes averaging 8.77% zinc, 3.53% lead, 0.36% copper and 104 grams of silver per tonne. Measured and indicated mineral resources in addition to mineral reserves total 3.5 million tonnes with an average grade of 9.36% zinc, 3.83% lead, 0.32% copper and 98 grams of silver per tonne.

All mineral reserve stope blocks and additional mineral resource blocks are designed by the mining engineers based on the geological model and grade block model. Parameters such as mineralization geometry, NSR value distribution, ground conditions, accessibility, condition of adjacent mined out stopes are considered during stope design. Estimated dilution (planned and wall), estimated extraction recoveries and economics are applied to the mineral reserve blocks only (mineral resource figures contain no dilution). The assumed metal prices and exchange rate for the mineral reserves and resources were zinc $0.65 per lb., copper $1.50 per lb., lead $0.35 per lb., silver $6.50 per troy ounce and Cdn$1.25 for US$1.00.

At planned operating rates, the Brunswick Mine has an estimated life of 4 years. The mineral reserves decreased by 2.7 million tonnes to 14.7 million tonnes. The decrease is due to production of 3.5 million tonnes of ore which was partly replaced by a gain of 0.8 million tonnes of reserves due to comprehensive mining evaluations to upgrade some mineral resource blocks to mineral reserve status and the on-going optimization of several reserve stope blocks based on more favourable metal price forecasts. Detailed technical and economic studies of the additional mineral resources and other mining remnants located throughout the mine are continuing. If this evaluation is successful in converting remaining resources to reserves, the 4 year mine life could be extended by an additional year of operation, subject to the risks and hazards associated with the mining business and the mine in its final stage of extraction.

Operations

Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

Mining methods are open stoping with delayed backfill including pillar-less, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of required amount of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator while the excess runs through an effluent treatment facility prior to discharge to the environment.

Mine ore processed increased to 9,700 tonnes per day average in 2005 (2004 - 9,400 tonnes per day) and produced 265,600 tonnes of zinc in concentrate (2004 - 268,100 tonnes). Zinc recoveries in the mill were 88% (2004 - 88%). A rock burst on the 1,000 metre level negatively affected production in the fourth quarter.

The 425 Main Ore Zone project was fully commissioned and produced 17% of the mined tonnage.

Matagami Division

History and Location

The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine were depleted in 2004. As a result, we ceased operations at the mine during the fourth quarter of 2004.

The Matagami concentrator and other support facilities were placed on care and maintenance to support other potential mining projects such as Perseverance in this favorable geologic area. The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

Brunswick Smelter

The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with our strategy of increasing our flexibility to treat complex feed materials, construction was completed on a new silver refinery in the first quarter of 2001.

The Brunswick smelter also operates a battery recycling facility in Belledune, New Brunswick with a processing capacity of 15,000 tonnes of batteries per year. Most of the used batteries are sourced from the Atlantic Provinces with Québec and the New England states providing the balance.

In December 2002, we announced that the Brunswick smelter would change to a seasonal operation effective July 1, 2003 due to the shortage of economic feed material. Under a seasonal operation the plant will run for eight months a year on Brunswick mine concentrates and third-party sulphates and other third-party material and will be shut down for the remaining four months each year. However, in 2004 and 2005, the plant ran for over nine months due to the availability of concentrate and other materials.

CEZ Refinery

The CEZ refinery (in which we have a 25% interest through our interest in the Noranda Income Fund) located in Salaberry-de-Valleyfield, Québec procures and processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2003, 2004 and 2005, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by us, including the Brunswick mine, Bell Allard mine and Antamina. The refinery's products are marketed in the United States, Canada, Europe and Asia.

A plant optimization project increased nominal annual plant capacity from 225,000 tonnes to 255,000 tonnes in 1999. Further plant debottlenecking and continuous improvement projects are proceeding and in 2004 the plant achieved a

record output of 277,300 tonnes. In 2005, the plant achieved near record production of 272,400. Production was negatively impacted by the higher iron levels in the feed mix.

In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund for a combination of cash and ordinary and priority units of the Fund. These priority units were then sold by Noranda pursuant to two separate public offerings. Falconbridge continues to own a 25% interest in the Fund in the form of ordinary units, which are subordinated in respect of cash distributions to the priority units until 2017.

Falconbridge has entered into a processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually until 2017, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays Falconbridge for the concentrate based on the LME price for "payable zinc metal" contained in the concentrate less a treatment charge or processing fee, initially set at Cdn$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs and was Cdn $0.361 per pound in 2005.

Pursuant to various management agreements, Falconbridge will continue to operate and manage the refinery and also provide management, marketing and other administrative services to the Fund.

NorFalco LLC ("NorFalco")

In April 1998, Noranda, Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On June 29, 2001, Noranda DuPont LLC redeemed DuPont's 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC. NorFalco purchases and resells to consumers all of the Company's Canadian sulphuric acid production.

NorFalco has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 1.9 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco was owned by Noranda (65%) and Former Falconbridge (35%) prior to the amalgamation and is now 100% owned by Falconbridge.

3.1.5 Exploration and Project Development

The Falconbridge exploration group is organized around four activities: exploration support for existing operations; project and business development support; world-wide "greenfields" exploration and project generation; and technical support, technology and mineral reserve/resource estimation and reporting.

The mandate of the Falconbridge exploration group is to add mineral reserves at the existing operations; add new low cost nickel and copper mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth. In addition to exploration activities, the exploration group provides support to business development within the Company through participation in advanced project evaluations. Our exploration management is committed to environmentally and socially responsible exploration. The group also emphasizes utilization of best exploration technologies to achieve competitive advantage and increase the likelihood of success.

Exploration in support of existing operations in Canada is conducted from offices in Sudbury, at the Kidd Creek mine site and from a field office at the Raglan site. Greenfields exploration in North America is carried out from an office in Laval, Quebec. International greenfields exploration is conducted from Falconbridge's Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil, Santiago, Chile and Hermosillo, Mexico. Administration, accounting, legal and technical support is provided from Falconbridge's Toronto corporate office.

At December 31, 2005, Falconbridge had a permanent exploration staff of 119, including 92 geologists and geophysicists.

Falconbridge's exploration expenditures, excluding capitalized expenditures, for the two years ended December 31, 2005 and its planned exploration expenditures for 2006 are as follows:

	2006 (Planned)	2005	2004
	($ millions) (unaudited)		
Support of core operations in Canada	16	20	16
Exploration projects in Canada	4	5	6
Exploration projects outside Canada	29	22	13
Total	49	47	35

During 2006, exploration projects are planned in Canada (Québec, New Brunswick, the Yukon and British Columbia) and internationally (Mexico, Brazil, Chile, Norway, Turkey, Mongolia, Papua New Guinea and Australia). Exploration activity in other areas will be predicated on suitable acquisitions or new projects that meet corporate objectives.

Sudbury Operations, Ontario

The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, Falconbridge has large property holdings covering favourable geology of the Sudbury Igneous Complex.

Exploration has defined a mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100-1600 metres. The inferred resource consists of 13.4 million tonnes of 1.8% nickel, 3.3% copper, 1.8 grams per tonne platinum, 2.0 grams per tonne palladium and 0.8 grams per tonne gold. A decision to proceed with a five-year underground definition program costing $368 million was announced on March 11, 2004 and preliminary underground drilling on the resource will begin in 2006. Drilling on the Fraser Morgan zones resulted in measured plus indicated resources totalling 4.9 million tonnes grading 1.80% nickel and 0.56% copper. Fraser Morgan also contains 2.4 million tonnes of inferred resources grading 1.8% nickel and 0.5% copper.

Falconbridge spent $12.8 million on exploration in support of the Sudbury operations in 2005 and plans to spend $17.4 million in 2006. This includes diamond drilling and other exploration that was carried out on certain of Falconbridge's properties by option and joint venture partners, who also have exploration programs planned for 2006.

Raglan, Quebec

An annual exploration program in 2005 resulted in the discovery of approximately 2.5 million tonnes of mineral resources at Zones 3, 5-8, West Boundary, Donaldson and East Lake. This is more than double the annual production rate at Raglan which milled 934,000 tonnes of ore in 2005. The most significant result was the expansion of lens 8H which now is estimated to contain 2.3 million tonnes grading 2.8% nickel. This is the largest single lens ever discovered in Raglan. This lens along with other adjacent lenses in Zone 7 and 8 will be placed in the Mining Stage Gate Process and may become the next major mining centre at Raglan.

Falconbridge spent $10.8 million ($6.2 million after Quebec tax credits) in 2005 in support of the Raglan operation, and plans to spend $20.7 million ($11.6 million after Quebec tax credits) in 2006.

Kidd Creek Operations, Ontario

Exploration support of the Kidd Creek operations in 2005 were conducted in three areas within 200 kilometres of Falconbridge's core infrastructure in Timmins. Exploration was undertaken in conjunction with junior mining company partners as part of a plan to test all prospective airborne EM targets on properties in the Detour-Normetal, Halliday Dome and FedNor areas by the end of 2007. No significant results were returned in 2005.

Significantly, the exploration expenditures in 2006 are starting to shift back to the Focused Exploration Zone - a region underlain by 150 square kilometers of highly prospective base metal stratigraphy immediately north of Kidd Mine. Previously, the Company conducted exploration in this same area but aimed above a depth of 200m below surface. Now with plans to use the Titan-24 ground geophysics system which is capable of seeing to greater than 500m in vertical depth, anomalies between 200 and 500m depth will be tested over the next 2 years. This work will be entirely funded by our exploration partner.

Ongoing exploration at the Kidd Creek mine is focused in Mine D between the 98 and 102 levels to upgrade the mineralization to the inferred resource category.

El Pachón, Argentina
The acquisition of the El Pachón project was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine. Diamond drilling, geological mapping and reinterpretation of the resource model were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets. Geological work and the drilling campaign resulted in the estimation of mineral resources as follows:

Mineral Resources at a 0.4% Cu Cut-off Grade

Classification	*Tonnage Mt*	*% Copper*	*% Molybdenum*	*g/t Silver*
Measured	37	1.15	0.033	4.0
Indicated	687	0.62	0.014	2.5
Sub-total	**724**	**0.65**	**0.015**	**2.6**
Inferred	560	0.52	0.014	2.6

Work in 2004 included an external review of the resource estimate and work to update the Feasibility Study prepared by Cambior in 1997. A proposal to place the project in the Prefeasibility Stage of the Mining Stage Gate Process was presented to senior management in 2005. Work on the Prefeasibility Study will begin in 2006.

El Morro, Chile
The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 million tonnes grading 0.61 percent copper and 0.50 grams per tonne gold at a copper cut-off of 0.4 percent copper. The El Morro resource, located five kilometres west-northwest of La Fortuna, contains an inferred mineral resource estimated at 45 million tonnes grading 0.5% copper and 0.2 gram per tonne gold at a cut-off grade of 0.4% copper.

We have earned a 70% interest in the El Morro property from Metallica Resources Inc. by paying $10 million in cash to Metallica Resources Inc. and are now preparing a feasibility study due by September 14, 2007. If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty. Other agreement obligations have been met, including an initial cash payment of $300,000, subscribing for $1 million in shares of Metallica Resources Inc. and completing aggregate expenditures on the property of more than $10 million. We intend to maintain the property and satisfy its outstanding legal and environmental obligations. In 2006 pre-feasibility level work will be carried out. Key elements of this work include metallurgical studies as well as an infill diamond drill program designed to upgrade the La Fortuna resource to the measured and indicated categories.

Rosario Oeste, Chile
The first stage of the Inferred Resource estimate on Collahuasi's Rosario Oeste zone was completed in 2005. Exploration results indicate the Rosario Oeste zone contains an inferred mineral resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. The joint venture partners (Anglo American plc, Falconbridge Limited and a Japanese consortium led by Mitsui & Co., Ltd.) believe that these exploration results further demonstrate the potential of developing resources at Collahuasi.

The mineral resource is located in the central part of the Rosario Oeste zone, and only 300 metres from the projected edge of the Rosario open pit. The mineralized zone, as currently defined, remains open to the north, south and at depth, and is thought to occupy approximately 50% of the total prospective area.

Copper mineralization is principally contained in a structurally controlled chalcocite supergene blanket that formed over a swarm of high sulfidation veins. These results indicate potential to extend the life of the current operation, and add leachable resources to the existing reserve base. Portions of the resource contain elevated arsenic content that will be subject to further study.

Collahuasi will extend the drill program into 2006. Although Rosario Oeste is the main focus of the current diamond-drill campaign, exploration drilling is also in progress on the Poderosa zone, located immediately southeast of the Rosario operation, where geophysical surveys have yielded strong anomalies.

West Wall, Chile

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 – 3,700 metres. The company has satisfied all outstanding earn-in obligations in 2005 under a joint venture with Minera Anglo American Chile, and is currently vested at 50%. A low grade porphyry resource was identified on the property in the 1980's by Minera Anglo-American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralization underlain by significant primary mineralization. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Following the 2005 drill campaign, a preliminary resource estimate of the Lagunilla zone was prepared using the results of 15,563 metres of drilling in forty drill holes. Economic evaluation of the mineralization revealed the zone to be uneconomic due to moderate grade and significant thickness of barren leach cap.

The plan for 2006 is to maintain the property. Anglo American has agreed to conduct their technical due diligence by September 30, 2006 to determine their level of interest and future participation.

Frieda River, Papua New Guinea

We optioned the Frieda River property in Papua New Guinea from Highlands Pacific Ltd. ("Highlands Pacific") in January 2002. The property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena). The agreement with Highlands Pacific allows for the Company to earn a 72% interest in any or all of the properties by spending an aggregate $5 million over five years and completing a feasibility study on an elected property or properties. The 72% interest is subject to reduction if the Papua New Guinea government exercises its right to acquire up to a 30% interest in the project. During the option period, the Company may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property by paying $10.8 million and completing a feasibility study.

As part of a 1996 prefeasibility study, Highlands Pacific estimated an inferred resource of 270 million tonnes of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit was estimated to contain measured and indicated resources totaling 49.8 million tonnes at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade. Incorporation of more recent drilling into a revised block model in 2003, followed by an optimization study in 2004, estimated the Horse-Ivaal-Trukai deposit to contain indicated mineral resources totaling 74.6 million tonnes at a grade of 0.63% copper and 0.37 grams per tonne gold plus inferred mineral resources totaling 360 million tonnes grading 0.6% copper and 0.38 grams per tonne gold in a potential open pit.

The 2005 work program on the Frieda River project closed off the northern and southern extensions of the Nena deposit and focused on identifying high grade Nena-style copper-gold mineralization at North Debom, Hiro Ridge and Ekwai Debom. The best intersections came from Ekwai Debom where hole 053NOR05 cored 204m of 0.81% copper and 0.22 g/t gold, including 48m of 1.85% copper and 0.22grams per tonne Au (18m to 66m). A follow-up hole (076NOR05) located 50m to the north intersected 24m of 3.20% copper, 0.36 grams per tonne gold starting at a hole depth of 42m. Drilling in 2004-2005 increased the Nena mineral resource in-situ copper tonnes by 20%. The new optimized resource stands at 42.7 million tonnes at 3.09% Cu and 0.59 g/t Au in a potential open pit. A metallurgical drilling program in 2005 has been successful in collecting geological end members for processing at the Falconbridge Technology Centre. The overall objective is aimed at enhancing potential recoveries and concentrate grades within the Nena high sulfidation system.

The planned work program for 2006 will concentrate on increasing the porphyry hypogene mineral resource in order to facilitate a large tonnage mining and processing operation. Areas such as Kokomo, Koki, Horse East and Guria are considered to have the highest potential for discovering additional tonnes. Higher grade, near surface secondary enriched zones associated with the porphyries will also be targeted. Pending a favorable outcome of the phase 1 metallurgical tests, phase 2 will be implemented involving laboratory flotation tests in order to arrive at a statement of expected grades and recoveries. Hydrometallurgical test work will be undertaken to further explore the leaching process alternatives.

Perseverance Deposits, Quebec

The Perseverance deposits are located close to our existing mill infrastructure *in* Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under the Company's internal review process. The Company has not yet taken a decision on the timing of any production.

The Perseverance property is controlled under the terms of a joint venture agreement between us and Société de Développement de la Baie James ("SDBJ"). Under the terms of the agreement, we hold a 90% interest in the property and SDBJ has the right to participate to the extent of a 10% interest in the property after completion of a positive feasibility study or to convert its interest to a 2% net smelter royalty. Should SDBJ elect to participate, it will be required to fund its share of development costs. Should SDBJ convert its interest to a 2% net smelter royalty, we will hold a 100% interest in the property and will have the option to reduce the royalty to a 1% net smelter royalty by making a payment of Cdn$1 million to SDBJ.

A feasibility update is currently underway on the Perseverance project to assess the benefits of an increase in the mining rate to 2,600 tonnes per day. In anticipation of a positive decision on this project a four-year collective agreement was negotiated in 2004 with the local union to cover the closure of the Bell Allard mine, facilitate the standby period and the possible opening of Perseverance during the four-year term.

Lady Loretta, Australia

The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, the Company exercised its option to acquire a 75% interest in the Lady Loretta project in December, 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the Lady Annie part of the property, defined as the Lady Annie sublease. We have not yet taken a decision on the timing of any production.

Lennard Shelf, Australia

In April 2004, we entered into an agreement with Teck Cominco Limited ("Teck Cominco") to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia. In order to earn its 50% interest, Falconbridge will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited ("Western Metals") in October 2003 for A$26 million (A$1=US$0.68).

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. In the year ended June 30, 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead. Work was suspended by Western Metals in late November 2003.

The Lennard Shelf mines are currently on care and maintenance. We and Teck Cominco are endeavouring to produce a redevelopment plan for the assets. Work includes a detailed review of resources, as well as mine planning and other optimization work, and an exploration program to expand the current resources. A revised block model was completed in 2004 and used as a basis for a preliminary mine planning exercise. A mineral resource was estimated to contain measured and indicated resources of 2.8 million tonnes grading 8.47% zinc and 1.96% lead. Inferred resources totaling 300,000 tonnes grading 8.2% zinc and 1.7% lead were also estimated. These resources contain factors for mining recovery and dilution because they were derived from the mining study.

In 2005, a total of 18,066m in 33 holes tested targets at Pilijippa (9,431m in 14 holes), Limestone Billy Hills (3,473m in 8 holes), Road Gossan (1,556m in 5 holes) and Pillara Range North (3,603m in 7 holes). The best grades and intersections came from the Pilijippa area, however, a detailed review of results is required to determine whether follow-up drilling is warranted. The 2005 program was aided with 52.2 km of Gradient IP, 22 km of MIMDAS, 2,690 station gravity survey, along with 2 soil surveys. An integration of these data sets will help in selecting the 2006 drill targets.

Teck Cominco Limited has provided a 2006 work plan that has been reviewed and approved by the Joint Venture Operating Committee. The objective of the program is to identify sufficient additional resources that would justify the reopening of the mine site. An aggressive drill program comprised of 32,000m in 52 holes is planned to evaluate the

Emanuel Range and Pillara areas with the assistance of additional IP and gravity geophysics. IP surveying is planned for the Mt. Talbot area.

Koniambo Project, New Caledonia

Good progress was made during 2005 in advancing Falconbridge's objectives with respect to the Koniambo ferronickel project in the Northern Province of New Caledonia. Final agreements were put in place by and among Falconbridge, Société Minière du Sud Pacifique S.A. ("SMSP"), and other relevant parties to provide for the transfer of the Koniambo ore body in New Caledonia to Koniambo Nickel SAS, a company owned 49% by Falconbridge and 51% by SMSP. Falconbridge had announced in late December 2005 that it had met the relevant conditions of the Bercy Accord for this transfer to take place, including having placed firm orders for at least $100 million in total for equipment and services relating to the project.

It is currently planned that the Koniambo project will encompass the construction of a 60,000 tonne per year ferronickel processing plant and related development of the mine site and infrastructure. A detailed feasibility study was completed in December 2004. The feasibility study was subject to two independent reviews in 2005 by two international engineering firms and feedback from both reviews has been positive.

The capital cost of the project is estimated to be $2.2 billion in 2004 dollars excluding interest to be incurred during construction and initial working capital requirements. The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

Detailed engineering for the project continues in 2006. Falconbridge expects to receive the necessary construction and operating permits in 2006, enabling the construction phase to commence in 2007. Based on these key milestones being met as currently planned, start-up of the project is expected to occur in 2009/2010.

Falconbridge has, subject to certain terms and conditions, agreed to arrange for or provide up to 100 percent of the financing required for the project. Given these financing arrangements, the project's free cash flow would first be used to service and repay debt incurred to finance the construction of the project before any distributions would be available to the equity owners in the project.

At a 2.0% nickel cut-off grade, the Koniambo deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel plus inferred resources of 82.7 million tonnes grading 2.5% nickel. The measured and indicated resources were converted to proven and probable reserves totalling 62.5 million tonnes grading 2.40% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with SMSP and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex.

When developed, Koniambo will be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

Kabanga, Tanzania

In April 2005, Falconbridge announced a joint venture agreement with Barrick Gold Corporation on the Kabanga nickel deposit, located in northwestern Tanzania. The current estimated inferred resource is 26.4 million tonnes grading 2.6% nickel. Under the terms of the agreement, Falconbridge acquired a 50% indirect joint venture interest in respect of the Kabanga Project for $15 million and will be the operator of the joint venture. Over the next several years, Falconbridge will fund and conduct a further $50-million work plan. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.

Araguaia, Brazil

Falconbridge announced in September 2005 that it had discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil. These are new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration team in October 2004.

The Araguaia Belt includes a number of ophiolitic complexes that were obducted along the border of the Araguaia Neoproterozoic mobile belt. It comprises a variety of sedimentary rocks and several large ultramafic bodies that extends in excess of 400 kilometers in the north-south direction. Development of significant laterite profiles with nickel grades above 1% and thicknesses ranging from 10 to 110m have been identified overlying some of these ophiolite bodies.

Approximately 40% of the entire belt has been subjected to an airborne geophysical survey, including radiometric and magnetic data covering covered some 32,700 line-km at 500 meter line spacing. Falconbridge has drilled 786 holes (30,412) in the Araguaia Belt which are distributed as follows:

Target	# Holes	Meters
Serra do Tapa	399	19,308
Vale Sonhos	152	4,257
Cinzeiro Scout	53	1,498
Quatipuru	137	4,192
Muricilandia	20	601
Santa Tereza	13	321
Arapoema	12	235
TOTAL	**786**	**30,412**

Serra do Tapa is the top priority target identified to date based on significant nickel intercepts particularly in the north part of the target. The target is at least 4.5 km long in a north-south direction and ranges from approximately 500m to 1000m wide based on 320m by 80m drilling carried out to date. The southern extension is also being tested with scout drill holes. Vale dos Sonhos is located approximately 15 km southeast of the Serra do Tapa deposit. The target area extends 2.5 km in a north-south direction, is open to the north and south and averages approximately 800m wide based on current drilling.

Work in 2006 will include 14,000m of drilling at Serra do Tapa and Vale do Sonhos to close the drill grid to a spacing of 80m by 160m, followed by resource estimation when assay results are obtained. The drill program continues with the objective of achieving a drill spacing of 80m by 80m to improve the level of confidence in the resource estimate. Other drilling is planned to test the southern extensions of these zones as well as continue regional scout drilling along the Araguaia belt.

The project area is well positioned with respect to infrastructure. Ample hydro power is available and the distance to main transmission lines is 20-100km. Rail service is available within 100-200 km, while roads and rail lines are being upgraded and extended to the South Network at 100km per year. Barge access to a sea port is possible from Maraba (200km from Cinzeiro) on the completion of the lock system at Tucurui which is planned for the end of 2007.

The deposits occur on properties owned by Falconbridge or where Falconbridge has the right to earn a 100% interest by completing a series of cash payments totaling $2.4 million staged over eight years. On the basis of airborne surveys covering approximately 22,000 square kilometres in the region, Falconbridge has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to almost 5,400 square kilometres (539,000 hectares).

3.2 Other Subsidiaries

Novicourt Inc. ("Novicourt")

We own approximately 62% interest in Novicourt Inc., a publicly traded Quebec company. Novicourt is a Canadian exploration and development company focused on the discovery of new mineral deposits mainly in Canada and Brazil. Novicourt's primary asset until the depletion of ore in July 2005 was a 45% direct interest in the Louvicourt copper/zinc

[1] For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 3.9.3 of this Annual Information Form.

mine located near Val-d'Or, Quebec. Novicourt also owns a 45% interest in the Louvaur/Alexis Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit. Novicourt also participates in exploration joint ventures with others, including Falconbridge.

On July 12, 2005, the Louvicourt mill completed the processing of the final ore produced from the Louvicourt Mine as the ore reserves were depleted.

Copper production from the Louvicourt mine in 2005 was 17,000 tonnes (2004 – 33,000 tonnes) reflecting the reduced ore production and lower copper ore grades averaging 2.2% (2004 – 2.8%). Zinc production was 13,000 tonnes of contained zinc (2004 – 21,000 tonnes). Due to the mine's closure in July 2005, Novicourt's total net revenue in 2005 was Cdn$36.6 million, 40% lower than the total net revenue of Cdn$59.8 million in 2004.

Mineral Reserves and Resources[1]

Mining of the deposit was completed in July 2005. All mineral reserves were depleted leaving no proven and probable mineral reserves at December 31, 2005. Approximately 819,920 tonnes of mineral reserves were milled in 2005.

The Louvicourt mine reserves estimate was prepared and classified by AUR Resources Inc. as operator of the Louvicourt Joint Venture. Mineral reserve estimates were the responsibility of Sylvie Lampron (P.Eng, Chief Engineer, Louvicourt Mine).

Magnola Metallurgy Inc. ("Magnola")

In January 2003, we announced plans for a temporary shutdown of our magnesium business, which is held by Magnola, a company owned 80% by us, in response to major structural changes which had taken place in the global magnesium industry. A pre-tax charge of $520 million was recorded in the Company's 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, exports of low-cost Chinese production have continued to grow and have depressed prices.

At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Québec.

In 2003, a further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in the first quarter. As of December 31, 2005 the book value of our magnesium business is approximately $280 million (December 31, 2004 – $272 million).

3.3 Technology

Falconbridge participates in a number of focused explorations research projects designed to reduce the cost of mineral exploration and increase the likelihood of success. Projects include the areas of geophysics, geology, geochemistry and remote sensing.

Falconbridge is also involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and create opportunities for business growth.

Falconbridge has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper and cobalt products and to develop environmentally sustainable production technologies.

The primary focus at the Technology Centre in Sudbury is on developing new technologies for Falconbridge in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides. The majority of the technical support is provided to the Nickel Business unit. Other business units receive support on an as-needed basis. Pilot plant facilities for metallurgical testing are located at Sudbury, the Nikkelverk refinery, Kidd Creek Metallurgical site, and at Lomas Bayas. In 2005 several industrial scale metallurgical tests were also conducted including testing at the Sudbury Smelter, at Kidd Creek in Timmins and at CCR in Montreal.

Expenditures by Falconbridge on research and process development for the two years ended December 31, 2004 and 2005 were $22 million and $29 million, respectively.

3.4 Environment

The mining and mineral processing operations of Falconbridge are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure, and occupational health and safety. In addition to mandated environmental safeguards, Falconbridge has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programs. These aspects are aligned with and support Falconbridge's commitments to sustainable development, where economic prosperity, environmental quality and social equity drive business activities. At Falconbridge, *sustainable development* is the implementation of practices and policies that contribute to the well-being of the environment, economy and society to address the needs of customers, suppliers, shareholders, employees, government, the general public and the communities in which it operates, without compromising the ability of future generations to meet their own needs.

Falconbridge has in place a comprehensive environmental management system consisting of a sustainable development policy, codes of practice, audit frameworks, job descriptions and procedures, roles and responsibilities, employee training, public and employee reporting, emergency prevention and response, risk management and community awareness.

All operations are guided by an Environment, Health and Safety (EHS) and Sustainable Development Operating Manual that assists corporate, site, project managers and EHS professionals to implement the elements of the Falconbridge Limited Sustainable Development Policy.

All operations are also guided by the Falconbridge Code of Ethics which sets a high standard of ethical behaviour throughout the Company. The code requires that decision-making include due consideration for human rights, the provision of a living wage to all workers worldwide, a diverse workforce that encourages upward mobility, respect for indigenous rights, environmental improvement, transparency in our conduct and a commitment to sustainable communities. A procedure exists for employees to confidentially report issues of non-compliance to designated individuals or through the Company's Ethics Hotline.

Falconbridge's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimize future liabilities for site closure.

3.5 Labour Relations

At December 31, 2005, we had approximately 14,500 employees in 18 countries. Falconbridge is a party to collective agreements with unions representing employees at a number of operations. In 2005, collective agreements were signed in respect of the following operations:

Three-year agreements:

- Norandal – Newport
- Kidd Metallurgical Division
- St. Ann Bauxite Mine (Production & Maintenance, Staff)
- Falcondo

Five-year agreement:

- Gramercy Alumina Refinery

Collective bargaining agreements for the following operations have expired or are scheduled to expire in 2006 in the months indicated:

- General Smelting (Montreal) – January 31
- Brunswick Mine (Bathurst) – February 28
- Brunswick Smelter (Bathurst) – February 28
- Horne Smelter (Rouyn) – March 1
- Bulk Handling Operation (Bathurst) – March 31
- Raglan Mine (Rouyn) – April 30
- Lomas Bayas (Chile) – April 30

- Nikkelverk (Norway) – April 1
- Antamina (Peru) – July 24
- Norandal – Salisbury (Salisbury) – November 20
- Altonorte (Chile) – December 12

3.6 Legal Proceedings

The United States Department of Justice convened a grand jury in 1999 to investigate possible criminal antitrust violations by Falconbridge and other sulphuric acid producers in the United States. While still technically open, the Company is unaware of any ongoing activity and believes the investigation can be properly considered dormant.

In connection with this matter, class action lawsuits filed in various jurisdictions in the United States have been consolidated into the District Court in Chicago. In addition, class actions filed in state court in California have been consolidated in the San Francisco state court. Falconbridge is vigorously defending these actions and has asserted that they are without merit.

3.7 Combination of Noranda and Former Falconbridge

Following the successful issuer bid of Noranda and its takeover bid for all of the common shares of Former Falconbridge that it did not already own, on June 30, 2005 Noranda and Former Falconbridge amalgamated under the laws of the Province of Ontario and continued as one company under the name "Falconbridge Limited". Further details of this amalgamation are set out in the joint management circular of these companies dated June 2, 2005.

3.8 Trends, Risks and Uncertainties

Fluctuating Metal Prices

Falconbridge's earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminum or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances, the emissions of contaminants and other liability exposures. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although Falconbridge maintains insurance which Falconbridge believes is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires Falconbridge to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and

quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedences.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol entered into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could adversely affect Falconbridge's liquidity.

Labour Relations

Collective agreements covering our unionized employees at Norandal-Newport, St. Ann (production & maintenance employees), and Gramercy were all renewed in 2005. At the Timmins Metallurgical site, a collective agreement was signed with the CAW after a one month strike in October, 2005. Bargaining has just been completed for the renewal of the collective agreements at Falcondo and St. Ann (staff employees only).

Eleven collective agreements have expired or will expire in 2006:

- General Smelting (Montreal) – January 31
- Brunswick Mine (Bathurst) – February 28
- Brunswick Smelter (Bathurst) – February 28
- Horne Smelter (Rouyn) – March 1
- Bulk Handling Operation (Bathurst) – March 31
- Raglan Mine (Rouyn) – April 30
- Lomas Bayas (Chile) – April 30
- Nikkelverk (Norway) – April 1
- Antamina (Peru) – July 24

- Norandal – Salisbury (Salisbury) – November 20
- Altonorte (Chile) – December 12

Collective agreements covering our unionized hourly employees at CEZ, CEZ (Effluent Treatment Operators), CCR, CCR (Security), Noranda Recycling -Roseville (two agreements), Noranda Recycling – San Jose, Sudbury Operations (Production & Maintenance), Sudbury Operations (Office, Clerical & Technical), Collahuasi, New Madrid, Norandal – Newport, Gramercy, St. Ann (Production & Maintenance) and Kidd Metallurgical division are currently in place and will expire between 2007 and 2008.

Uncertainty of Reserve Estimates and Production Estimates

Falconbridge's reported mineral reserves as of December 31, 2005 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the estimated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Peso, Peruvian Sole, Norwegian Kroner and Euro exchange rates against the U.S. dollar, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have fluctuated substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas a significant portion of operating costs at Falconbridge's Canadian sites are incurred in Canadian dollars. Furthermore, a portion of Chilean operating costs are Peso denominated and Nikkelverk's costs are incurred in Norwegian kroner. Falconbridge has been reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure and gains and losses, either favourable or unfavourable, which may in the future materially impact Falconbridge's financial results. Falconbridge, from time to time, may hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage Falconbridge's liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to

interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operations.

Energy Supply and Prices

Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. The procurement dynamics of these energy types are becoming more connected as supply and demand conditions become more interdependent on a global basis. Uncontrollable factors such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties, and the cost of emissions from fossil fuels, as well as problems related to local production and delivery conditions, continue to put upward pressure on prices. Falconbridge's supply contracts are governed by standard energy risk management principles, which ensure that supply, price and credit risks are managed effectively.

The security of energy supply is of primary importance. Falconbridge's business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted. Additionally, prolonged loss of supply could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, Falconbridge's earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. The current trend of increasing energy prices is expected to continue and as a result there is an increased focus within the operations on the management of energy use and the impact of rising energy costs on financial performance.

Foreign Operations

Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including nongovernmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that Falconbridge will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

Falconbridge believes that the technology we use to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal Proceedings
The nature of Falconbridge's business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

Sulphuric Acid
Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. Falconbridge captures sulphur dioxide to minimize acid rain emissions, and converts it into sulphuric acid. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, Falconbridge's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

Raw Material Procurement Risks
Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, Falconbridge's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if Falconbridge is unable, on short notice, to shift to alternative sources of supply. Falconbridge also processes copper scrap, the availability of which in past years has been subject to significant fluctuations. The availability of scrap, blister copper and other material we process can be significantly affected by competing demand from industrializing nations along with unforeseen production and logistical disruptions.

Takeover Bid
The Company is currently the subject of a takeover bid by Inco Limited. Upon successful completion of this transaction, there could be significant changes to the business, operations and management of the Company. Should the takeover not be completed, the Company expects to continue operating as it has in the past and the anticipated benefits from the combination of Inco and the Company, as previously discussed, would not occur.

3.9 Statistical Tables

3.9.1 Production Volumes

The following table set out our mine, smelter and refinery production, as well as our primary aluminum production for the three years ended December 31, 2005:

Mine Production – Metal in concentrate[1]

	Falconbridge's Average Beneficial Interest[3]	2005[2][3]	2004[2][3]	2003[2][3]
	(%)		(tonnes)	
Copper				
Antamina	33.75	126,417	122,205	85,188
Collahuasi	37.3	182,248	205,116	168,578
Kidd Creek	84.9	42,738	41,029	46,409
Lomas Bayas	84.9	63,147	62,041	60,427
Louvicourt	28.0	7,452	14,387	17,002
Montcalm	84.9	4,996	1,188	–
Raglan	84.9	5,842	6,867	6,628
Sudbury Operations	84.9	23,367	24,694	29,161
Other	100	5,894	13,164	16,517
Total		462,101	490,691	429,910
Falconbridge share		410,606	345,114	297,429
Nickel				
Sudbury Operations	84.9	19,708	22,602	24,143
Raglan	84.9	22,224	26,552	25,110
Montcalm	84.9	9,006	2,152	–
Falcondo – ferronickel	72.4	28,668	29,477	27,227
Total		79,606	80,783	76,480
Falconbridge share		64,002	45,016	43,110
Zinc				
Antamina	33.75	62,216	64,157	122,422
Matagami	100	–	98,901	109,679
Brunswick	100	265,648	268,068	286,457
Kidd Creek	84.9	119,960	87,847	75,528
Louvicourt	28.0	5,827	9,277	8,045
Total		453,651	528,250	602,131
Falconbridge share		433,329	488,629	568,493
Lead				
Brunswick	100	75,417	73,735	77,724
Falconbridge share		75,417	73,735	77,724
Cobalt				
Sudbury Operations	84.9	525	313	611
Raglan	84.9	354	427	381
Total		879	740	992
Falconbridge share		747	436	590
Silver *(000 ounces)*				
Brunswick	100	5,924	5,999	6,172
Kidd Creek	84.9	3,677	3,848	2,676
Antamina	33.75	3,307	2,718	2,293
Other	100	179	623	643
Total		13,087	13,188	11,784
Falconbridge share		12,532	11,606	10,700

Information on the Falconbridge Group

Smelter and Refinery Production[1]

	Falconbridge's Average Beneficial Interest[3]	2005[2][3]	2004[2][3]	2003[2][3]
	(%)		(tonnes)	
Copper smelted				
Horne	100	146,952	149,730	132,739
Altonorte	100	297,567	266,640	260,971
Sudbury Operations	84.9	20,798	18,402	20,779
Kidd Creek	84.9	118,973	118,240	131,405
Total		584,290	552,812	545,894
Falconbridge share		563,185	496,652	484,259
Copper refined				
CCR	100	304,184	288,395	235,425
Kidd Creek	84.9	111,231	115,578	132,364
Nikkelverk	84.9	38,681	35,643	35,852
Collahuasi	37.3	26,698	25,610	27,895
Lomas Bayas	84.9	63,147	62,041	60,427
Total		543,941	527,267	491,963
Falconbridge share		507,738	429,091	388,065
Nickel smelted				
Sudbury Operations	84.9	63,093	52,595	59,831
Falconbridge share		53,566	30,978	35,599
Nickel refined				
Nikkelverk	84.9	84,886	71,410	77,183
Falcondo	72.4	28,668	29,477	27,227
Total		113,554	100,887	104,410
Falconbridge share		92,824	56,857	59,728
Zinc refined				
Noranda Income Fund[4]	25.0	272,418	277,283	267,270
Kidd Creek	84.9	113,711	121,557	94,719
Total		386,129	398,840	361,989
Falconbridge share		164,646	140,918	157,653
Lead refined				
Brunswick	100	76,116	83,829	60,776
Falconbridge share		76,116	83,829	60,776
Bauxite				
St. Ann	50.0	1,872,394	447,000	–
Falconbridge share		1,872,394	447,000	–
Alumina				
Gramercy	50.0	588,313	139,345	–
Falconbridge share		588,313	139,345	–
Aluminum				
Primary operations	100	245,581	247,472	244,044
Falconbridge share		245,581	247,472	244,044
Cobalt smelted				
Sudbury Operations	84.9	2,423	1,838	2,196
Falconbridge share		2,057	1,083	1,307
Cobalt refined				
Nikkelverk	84.9	5,021	4,670	4,556
Falconbridge share		4,263	2,751	2,711
Silver refined *(000 ounces)*				
CCR Refinery	100	33,215	37,274	30,311
Falconbridge share		33,215	37,274	30,311

	Falconbridge's Average Beneficial Interest[3]	2005[2][3]	2004[2][3]	2003[2][3]
	(%)		(tonnes)	
Gold refined *(000 ounces)*				
CCR Refinery	100	908	1,102	1,132
Falconbridge share		908	1,102	1,132

Notes:
[1] All production figures are shown on a 100% basis, except as otherwise noted and with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, Antamina, which represents Falconbridge's 33.75% joint-venture interest, St. Ann, which represents Falconbridge's 50% joint-venture interest and Gramercy, which represents Falconbridge's 50% joint-venture interest.
[2] Falconbridge's average beneficial interest in Louvicourt was 62.1% in 2005, 2004 and 2003.
[3] Noranda Inc. amalgamated with Former Falconbridge on June 30, 2005 and was renamed to Falconbridge Limited ("the amalgamated Company"). After June 30, 2005, the amalgamated Company owned a 100% beneficial interest in the operations of the old Falconbridge and the annual weighted average beneficial interest in the old Falconbridge held by the amalgamated Company was 84.9% (2004 – 58.9% and 2003 – 59.5%).
[4] The Company sold the CEZ refinery to the Noranda Income Fund in May 2002 and sold the remainder of its priority units in a secondary offering in 2003. It currently owns 25.0% of the Noranda Income Fund's outstanding units.

3.9.2 Sales Volumes and Realized Prices

The following tables present Falconbridge's metal sales and concentrate sales, as well as average realized prices for the three years ended December 31, 2005.

Metal Sales – payable metal[1]

	Falconbridge's Average Beneficial Interest[2]	2005[2]	2004[2]	2003[2]
	(%)		(tonnes)	
Copper				
CCR	100	298,286	293,174	235,339
Collahuasi	37.3	26,137	25,330	33,721
Kidd Creek	84.9	84,827	82,188	95,916
Lomas Bayas	84.9	63,746	60,190	61,289
Nikkelverk	84.9	59,470	51,057	59,208
Total		532,466	511,939	485,473
Falconbridge share		497,104	422,027	384,169
Nickel				
Nikkelverk	84.9	85,374	71,374	78,978
Falconbridge share		72,483	42,039	46,992
Ferronickel				
Falcondo	72.4	26,289	28,936	27,133
Falconbridge share		19,033	14,526	13,764
Zinc				
Kidd Creek	84.9	116,071	119,535	98,628
Noranda Income Fund[3]	25.0	271,824	274,793	265,797
Total		387,895	394,328	364,425
Falconbridge share		166,500	139,104	159,421
Lead				
Brunswick	100	73,730	83,194	60,452
Falconbridge share		73,730	83,194	60,452
Aluminum				
Primary operations	100	247,771	248,977	246,737
Falconbridge share		247,771	248,977	246,737
Fabricated aluminum				
Noranda Rolling Mills	100	177,910	173,853	146,716
Falconbridge share		177,910	173,853	146,716

	Falconbridge's Average Beneficial Interest[2]	2005[2]	2004[2]	2003[2]
	(%)		(tonnes)	
Cobalt				
Nikkelverk	84.9	3,836	3,648	3,400
Falconbridge share		3,257	2,149	2,023
Gold *(000 ounces)*				
CCR	100	775	967	1,004
Falconbridge share		775	967	1,004
Silver *(000 ounces)*				
CCR	100	32,786	36,467	30,870
Falconbridge share		32,786	36,467	30,870

Payable Metal in Concentrate[1]

	Falconbridge's Average Beneficial Interest[2]	2005[2]	2004[2]	2003[2]
	(%)		(tonnes)	
Copper				
Antamina	33.75	91,567	80,905	72,143
Collahuasi	37.3	119,212	167,261	114,874
Horne	100	56,385	27,091	–
Total		267,164	275,257	187,017
Falconbridge share		249,163	206,513	140,493
Zinc				
Antamina	33.75	40,699	51,951	100,142
Matagami	100	–	70,371	89,128
Brunswick	100	219,417	222,141	245,931
Kidd Creek	84.9	42,020	15,724	11,964
Total		302,136	360,187	447,165
Falconbridge share		295,791	353,724	442,320
Bauxite				
St. Ann	50.0	928,735	21,320	–
Falconbridge share		928,735	21,320	–
Alumina				
Gramercy	50.0	355,221	80,625	–
Falconbridge share		355,221	80,625	–
Molybdenum Concentrate				
Collahuasi	37.3	251	–	–
Antamina	33.75	2,468	613	246
Total		2,719	613	246
Falconbridge share		2,681	613	246
Silver *(000's ounces)*				
Antamina	33.75	1,633	2,334	1,921
Falconbridge share		1,633	2,334	1,921

	Falconbridge's Average Beneficial Interest[2]	2005[2]	2004[2]	2003[2]
	(%)		(tonnes)	
Average Realized Prices –				
($US per pound, except as noted)				
Copper		1.71	1.30	0.82
Nickel		6.85	6.40	4.40
Ferronickel		6.74	6.37	4.20
Zinc		0.70	0.52	0.43
Aluminum		0.91	0.84	0.68
Lead		0.50	0.43	0.27
Cobalt		14.97	22.48	9.42
Molybdenum		31.09	16.21	5.27
Gold – ($ per ounce)		444.08	402.17	362.97
Silver – ($ per ounce)		7.32	6.51	4.89
Exchange Rate (Cdn$1 = US$)		0.83	0.77	0.71

Notes:

[1] All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Antamina, which represents Falconbridge's 33.75% joint-venture interest, St. Ann, which represents Falconbridge's 50% joint-venture interest and Gramercy, which represents Falconbridge's 50% joint-venture interest

[2] Noranda Inc. amalgamated with Former Falconbridge on June 30, 2005 and was renamed to Falconbridge Limited ("the amalgamated Company"). After June 30, 2005, the amalgamated Company owned 100% beneficial interest in the operations of the old Falconbridge and the annual weighted average beneficial interest in the old Falconbridge held by the amalgamated Company was 84.9% (2004 – 58.9%, 2003 – 59.5%).

[3] Falconbridge sold the CEZ zinc refinery to the Noranda Income Fund in May 2002 and sold its priority units in a secondary offering in 2003. It currently owns *indirectly* 25.0% of the Noranda Income Fund's outstanding units.

3.9.3 Mineral Reserves and Resources

Unless otherwise indicated, all estimates of mineral reserves and mineral resources:

- have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM council on November 23, 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.
- were compiled, indirectly supervised and verified by Chester Moore who is Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101.
- are shown on a 100% basis.
- Used the following long term metal prices for estimates: nickel $3.25/lb, copper $0.90/lb, zinc $0.50/lb with a nickel premium added at Sudbury Operations. Exchange rate of CDN$1.50 to US$1.00.
- have no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates.

Mineral Reserves[1]

	Falconbridge's beneficial Interest (%)		Dec. 31, 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Copper Deposits										
Kidd Creek	100.0	Proven	17,836	1.82	5.61	–	0.18	54	–	–
	100.0	Probable	1,178	2.05	4.41	–	0.09	33	–	–
		Total	19,014	1.84	5.53	–	0.18	53	–	–
Lomas Bayas	100.0	Proven	72,797	0.36	–	–	–	–	–	–
	100.0	Probable	166,423	0.36	–	–	–	–	–	–
		Total	239,220	0.36	–	–	–	–	–	–
Collahuasi[2]	44.0	Proven	245,275	1.10	–	–	–	–	–	–
	44.0	Probable	1,559,057	0.86	–	–	–	–	–	–
		Total	1,804,332	0.90	–	–	–	–	–	–
Antamina[3]	33.75	Proven	76,000	1.12	1.40	–	–	14.9	0.029	–
	33.75	Probable	374,000	1.19	0.84	–	–	12.4	0.031	–
		Total	450,000	1.18	0.93	–	–	12.9	0.031	–
Nickel Deposits										
Sudbury	100.0	Proven	3,155	1.78	–	1.26	–	–	–	–
	100.0	Probable	4,900	1.27	–	1.13	–	–	–	–
		Total	8,055	1.47	–	1.18	–	–	–	–
Raglan	100.0	Proven	5,942	0.72	–	2.58	–	–	–	–
	100.0	Probable	8,908	0.81	–	2.95	–	–	–	–
		Total	14,850	0.77	–	2.80	–	–	–	–
Montcalm	100.0	Proven	4,157	0.69	–	1.45	–	–	–	–
	100.0	Probable	350	0.63	–	1.59	–	–	–	–
		Total	4,507	0.68	–	1.46	–	–	–	–
Falcondo	85.26	Proven	45,337	–	–	1.22	–	–	–	–
	85.26	Probable	9,036	–	–	1.05	–	–	–	–
		Total	54,373	–	–	1.19	–	–	–	–
Koniambo	49.0	Proven	17,182	–	–	2.50	–	–	–	–
	49.0	Probable	45,293	–	–	2.36	–	–	–	–
		Total	62,475	–	–	2.40	–	–	–	–
Zinc Deposits										
Brunswick Mine[4]	100.0	Proven	13,230	0.38	8.83	–	3.52	104	–	–
	100.0	Probable	1,462	0.21	8.26	–	3.63	106	–	–
		Total	14,692	0.36	8.77	–	3.53	104	–	–
Aluminum Deposits										
St. Ann Bauxite[5]	50.0	Proven	9,708	–	–	–	–	–	–	25.37
	50.0	Probable	19,593	–	–	–	–	–	–	24.91
		Total	29,301	–	–	–	–	–	–	25.06

Notes:

[1] No adjustments have been made for metal losses during processing.

[2] The Collahuasi mineral reserves have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). The estimates are inspected annually by Chester Moore. Proven plus probable molybdenum reserves at the Rosario deposit total 1,055,694 tonnes at 0.025% molybdenum and are part of the total reserves as stated.

[3] The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

[4] Estimates used the following metal prices and exchange rate: zinc $0.65/lb, copper $1.50/lb, lead $0.35/lb, silver $6.50/oz and Cdn$1.50 for US$1.00.

[5] The St. Ann Bauxite mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Mineral Resources[1] (in addition to Mineral Reserves)

	Falconbridge's beneficial interest (%)	Category	Dec. 31, 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)
Copper Deposits									
Kidd Creek Operations	100.0	Measured	891	2.37	3.75	–	0.18	35	–
		Indicated	1,706	2.06	7.59	–	0.19	55	–
		Total	2,597	2.17	6.28	–	0.18	48	–
		Inferred	11,900	2.7	4.8	–	0.3	81	–
Lomas Bayas	100.0	Measured	22,791	0.30	–	–	–	–	–
		Indicated	257,827	0.28	–	–	–	–	–
		Total	280,618	0.28	–	–	–	–	–
		Inferred	31,000	0.30	–	–	–	–	–
Collahuasi[2]	44.0	Measured	48,674	0.55	–	–	–	–	–
		Indicated	429,686	0.65	–	–	–	–	–
		Total	478,360	0.64	–	–	–	–	–
		Inferred	1,820,000	0.75	–	–	–	–	–
Antamina[3]	33.75	Measured	35,000	0.53	0.39	–	–	7.0	0.033
		Indicated	25,000	0.44	0.26	–	–	6.4	0.026
		Total	60,000	0.49	0.33	–	–	6.7	0.030
		Inferred	41,000	0.8	0.6	–	–	16	0.02
Nickel Deposits									
Sudbury Operations	100.0	Measured	3,347	0.61	–	1.85	–	–	–
		Indicated	17,187	1.09	–	2.38	–	–	–
		Total	20,534	1.02	–	2.30	–	–	–
		Inferred	29,000	2.6	–	1.8	–	–	–
Raglan	100.0	Measured	55	1.12	–	3.92	–	–	–
		Indicated	3,336	0.80	–	2.40	–	–	–
		Total	3,391	0.80	–	2.42	–	–	–
		Inferred	7,700	0.8	–	3.0	–	–	–
Falcondo	85.26	Measured	–	–	–	–	–	–	–
		Indicated	13,840	–	–	1.53	–	–	–
		Total	13,840	–	–	1.53	–	–	–
		Inferred	6,300	–	–	1.4	–	–	–
Koniambo[4]	49.0	Inferred	156,000	–	–	2.2	–	–	–
Zinc Deposits									
Brunswick Mine	100.0	Measured	1,542	0.34	9.07	–	3.53	94	–
		Indicated	1,942	0.30	9.60	–	4.07	101	–
		Total	3,484	0.32	9.36	–	3.83	98	–

Notes:

[1] Mineral resources do not include allowances for dilution or mining recovery.

[2] The mineral resources have been estimated and provided by the operator of the joint venture based on a copper price of $1.15. The mineral resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code).
The estimates are inspected annually by Chester Moore. The inferred resource total does not include the inferred resource estimate of 248 million tonnes grading 1.5% copper at Rosario Oeste.

[3] The Antamina mineral resources have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

[4] Mineral resource total does not contain limonite inferred resource of 100 million tonnes grading 1.6% nickel and 0.2% cobalt.

3.9.4 Reconciliation of Mineral Reserves

The reconciliation of mineral reserves at each of the mines as at December 31, 2004 to December 31, 2005 are as follows:

		Falconbridge's beneficial interest (%)	December 31, 2004 (000 mt)	Ore treated in 2005 (000 mt)	Additions/ revisions (000 mt)	December 31, 2005 (000 mt)
Copper						
Kidd Creek	Proven	100.0	14,286	(2,320)	5,870	17,836
	Probable	100.0	3,780	–	(2,602)	1,178
Lomas Bayas	Proven	100.0	41,180	(19,508)	51,125	72,797
	Probable	100.0	301,521	(14,742)	(120,356)	166,423
Collahuasi	Proven	44.0	310,503	(41,986)	(23,242)	245,275
	Probable	44.0	1,539,102	(3,287)	23,242	1,559,057
Antamina	Proven	33.8	251,000	(30,000)	(145,000)	76,000
	Probable	33.8	217,000	–	157,000	374,000
Louvicourt	Proven	28.0	544	(820)	276	–
	Probable	28.0	13	–	(13)	–
Nickel						
Sudbury	Proven	100.0	4,554	(1,877)	478	3,155
	Probable	100.0	7,310	(294)	(2,116)	4,900
Raglan	Proven	100.0	6,270	(934)	606	5,942
	Probable	100.0	9,382	–	(474)	8,908
Montcalm	Proven	100.0	3,162	(750)	1,745	4,157
	Probable	100.0	1,724	–	(1,374)	350
Falcondo	Proven	85.3	47,846	(3,920)	1,411	45,337
	Probable	85.3	9,557	–	(521)	9,036
Koniambo	Proven	49.0	–	–	17,182	17,182
	Probable	49.0	–	–	45,293	45,293
Zinc						
Brunswick	Proven	100.0	14,937	(3,373)	1,666	13,230
	Probable	100.0	2,498	(156)	(880)	1,462
Aluminum	Proven	50.0	7,214	(4,056)	6,550	9,708
St Ann Bauxite	Probable	50.0	25,586	–	(5,993)	19,593

The following table sets out the Company's share of the metals and minerals contained in Falconbridge's mineral reserves:

Metal Contained in Reserves[1] – Falconbridge's Share

		Tonnes (000)						Ounces*
		Copper	Zinc	Nickel	Lead	Molybdenum	Aluminum	Silver (millions)
Wholly-owned								
Copper Deposits	Kidd Creek	349	1,052	–	34	–	–	32
	Lomas Bayas	861	–	–	–	–	–	–
Nickel Deposits	Sudbury	118	–	95	–	–	–	–
	Raglan	115	–	416	–	–	–	–
	Montcalm	31	–	66	–	–	–	–
Zinc Deposits	Brunswick	53	1,289	–	519	–	–	49
	Sub-Total Proven & Probable	1,527	2,341	577	553	–	–	81
Divided Interest								
Copper Deposits	Collahuasi (44%)	7,114	–	–	–	–	–	–
	Antamina (33.8%)	1,789	1,419	–	–	47	–	63
Nickel Deposits	Falcondo (85.3%)	–	–	553	–	–	–	–
	Koniambo (49%)	–	–	734	–	–	–	–
Aluminum Deposits	St. Ann Bauxite (50%)	–	–	–	–	–	3,672	–
	Sub-Total Proven & Probable	8,903	1,419	1,287	–	47	3,672	63
Totals – Falconbridge's share								
Proven & Probable		10,430	3,760	1,864	553	47	3,672	144

* Troy ounce.

Notes:
[1] Calculated from the mineral reserves contained in the table entitled "Mineral Reserves" in this Item 3.9.4. Does not consider processing losses.

Exploration & Advanced Projects[1]

	Falconbridge's beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Grade							
				Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Copper Deposits											
El Pachón, Argentina[2]	100.0	Measured	37.1	1.15	–	–	–	4.0	–	0.03	–
		Indicated	686.8	0.62	–	–	–	2.5	–	0.01	–
		Total	723.9	0.65	–	–	–	2.6	–	0.02	–
		Inferred	560.0	0.52	–	–	–	2.6	–	0.01	–
El Morro, Chile[2]	70.0	Inferred	466.0	0.61	–	–	–	–	0.50	–	–
Rosario Oeste, Chile[3]	44.0	Inferred	248.0	1.54	–	–	–	–	–	–	–
El Pilar, Mexico	100.0	Inferred	210.0	0.34	–	–	–	–	–	–	–
Frieda River, Papua New Guinea											
Horse / Ivaal / Trukai	72.0	Indicated	74.6	0.63	–	–	–	–	0.37	–	–
		Inferred	360.0	0.60	–	–	–	–	0.38	–	–
Koki[4]		Inferred	270.0	0.40	–	–	–	–	0.30	–	–
Nena[4]		Measured	25.9	3.04	–	–	–	–	0.66	–	–
		Indicated	16.8	3.16	–	–	–	–	0.48	–	–
		Total	42.7	3.09	–	–	–	–	0.59	–	–
		Inferred	0.02	2.1	–	–	–	–	0.2	–	–
Mine D, Ontario[5]	100.0	Indicated	1.63	2.02	7.55	–	0.19	55	–	–	–
		Inferred	11.8	2.7	4.8	–	0.3	82	–	–	–
Lomas Bayas II, Chile[6]	100.0	Measured	125.2	0.31	–	–	–	–	–	–	–
		Indicated	345.1	0.28	–	–	–	–	–	–	–
		Total	470.3	0.29	–	–	–	–	–	–	–
		Inferred	150.0	0.21	–	–	–	–	–	–	–
Nickel Deposits											
Nickel Rim South, Ontario[7]	100.0	Inferred	13.4	3.3	–	1.8	–	15	0.8	–	0.04
Onaping Depth, Ontario[7]	100.0	Indicated	14.6	1.15	–	2.52	–	2.3	0.12	–	0.06
		Inferred	1.2	1.2	–	3.6	–	3.0	0.1	–	0.07
Fraser Morgan[7], Ontario	100.0	Measured	3.33	0.61	–	1.85	–	2.28	0.05	–	0.06
		Indicated	1.55	0.46	–	1.69	–	1.61	0.04	–	0.06
		Total	4.88	0.56	–	1.80	–	2.07	0.05	–	0.06
		Inferred	2.4	0.5	–	1.8	–	1.2	–	–	0.1
Kabanga[2]	50.0	Inferred	26.4	–	–	2.6	–	–	–	–	–
Zinc Deposits											
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	–	0.04	30	0.38	–	–
		Indicated	0.76	1.03	13.68	–	0.04	27	0.34	–	–
		Total	5.12	1.24	15.82	–	0.04	29	0.38	–	–
Lady Loretta, Australia[8]	75.0	Measured	8.5	–	15.6	–	5.9	95	–	–	–
		Indicated	3.1	–	17.5	–	5.2	94	–	–	–
		Total	11.6	–	16.1	–	5.7	95	–	–	–
		Inferred	0.1	–	13.7	–	3.5	84	–	–	–
Lennard Shelf, Australia[8,9]	50.0	Measured	1.40	–	8.80	–	2.15	–	–	–	–
		Indicated	1.37	–	8.15	–	1.75	–	–	–	–
		Total	2.77	–	8.47	–	1.96	–	–	–	–
		Inferred	0.3	–	8.2	–	1.7	–	–	–	–

Notes:

(1) The mineral resources/reserves are shown on a 100% basis.
(2) Subject to fulfillment of certain conditions.
(3) The mineral resources are supplied by the operator of the Collahuasi joint venture
(4) Mineral reserves and resources estimated by Highlands Pacific Limited, the optionor of the property.
(5) Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.
(6) Option to purchase.
(7) Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.
(8) The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code) which are comparable to the NI 43-101 definitions. These estimates would not have been materially different if made using the CIM definitions.
(9) Resource estimate supplied by Teck Cominco Limited. Estimate developed as part of economic evaluation study with dilution and mining recovery included.

4. Dividend Policy

The Company views common share dividends as an important part of a shareholder's return on investment. As a result, the Company attempts to pay a common share dividend at all points of the economic cycle, so long as the payment does not impair the Company's financial position. It is expected that the common share dividend will increase or decrease to reflect the Company's operating results and financial position.

The preferred shares of each series issued by the Company, rank in priority to the common shares with respect to the payment of dividends. The following chart shows the amount of cash dividends declared per share for each class of the Company's shares for the last three years.

Dividends (unaudited)	2005	2004	2003
Per common share	Cdn$0.48	Cdn$0.48	Cdn$0.64
Per preferred share			
Series F (floating dividend)	Cdn$0.94	Cdn$0.99	Cdn$1.17
Series G	Cdn$1.53	Cdn$1.53	Cdn$1.53
Series H[(1)]	Cdn$1.63	Cdn$1.63	Cdn$1.25
Series 1	Cdn$0.08	Cdn$0.08	Cdn$0.08
Series 2 (floating dividend)	Cdn$0.98	Cdn$0.74	Cdn$1.47
Series 3[(2)]	Cdn$1.15	Cdn$0.86	–
Per junior preference share[(3)]			
Series 1	US$0.98	–	–
Series 2	US$1.03	–	–
Series 3	US$1.07	–	–

Notes:

(1) The Preferred Shares, Series H were issued on March 25, 2003. Amounts shown in respect of 2003 represent total dividends paid during the period from March 25, 2003 to December 31, 2003.

(2) The Preferred Shares, Series 3 were issued on March 1, 2004. Amounts shown in respect of 2004 represent total dividends paid from March 1, 2004 until December 31 2004.

(3) The junior preference shares were issued on March 24, 2005. Amounts shown in respect of 2005 represent total dividends paid during the period March 25, 2005 to December 31, 2005.

5. Capital Structure of the Company

The Company's capital structure consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series, an unlimited number of junior preference shares issuable in series and an unlimited number of participating shares issuable in series of which, as at December 31, 2005, 370,688,138 common shares, 3,246,057 Preferred Shares, Series F, 8,753,943 Preferred Shares, Series G , 6,000,000 Preferred Shares, Series H, 89,835 Preferred Shares, Series 1, 4,787,283 Preferred Shares, Series 2, 3,122,882 Preferred Shares, Series 3, 11,999,899 Junior Preference Shares, Series 1, 11,999,899 Junior Preference Shares, Series 2, 5,999,903 Junior Preference Shares, Series 3 and no Participating Shares were issued and outstanding.

The Falconbridge Common Shares, Preferred Shares, Junior Preference Shares and Participating Shares will have attached thereto the provisions summarized below. Falconbridge will furnish upon request a copy of the text of the provisions attaching to any class or series of Falconbridge shares.

Common Shares

Each Common Share entitles the holder to dividends if, as and when declared by the board of directors of Falconbridge, to one vote at all meetings of shareholders and to participate rateably in any distribution of the assets of Falconbridge upon liquidation, dissolution or winding-up, subject to the prior rights of holders of Preferred Shares and Junior Preference Shares.

See "2.1 Three Year History – Recent Developments" for a description of the Shareholder Rights Plan in relation to the Common Shares.

Preferred Shares
The Preferred Shares may at any time or from time to time be issued in one or more series. Falconbridge's board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

The Preferred Shares will be entitled to a preference over the Common Shares, the Junior Preference Shares and any other of Falconbridge's shares ranking junior to the Preferred Shares in the distribution of assets in the event of Falconbridge's liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Each series of Preferred Shares will rank in parity with every other series of Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of Falconbridge's liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

In the event of the liquidation, dissolution or winding-up of Falconbridge or any other distribution of assets of Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Falconbridge are distributed to the holders of any Common Shares, Junior Preference Shares or shares of any other class ranking junior to the Preferred Shares but the whole subject to the rights of the holders of any other class of shares of Falconbridge entitled to receive the assets of Falconbridge upon such distribution in priority to or rateably with the holders of the Preferred Shares. Upon payment to the holders of the Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Falconbridge.

Preferred Shares, Series F
The Preferred Shares, Series F will have attached thereto the series provisions summarized below.

Definitions of Terms
The following definitions are relevant to the Preferred Shares, Series F:

"Banks" means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the board of directors of Falconbridge by notice given to the transfer agent for the Preferred Shares, Series F, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

"Calculated Trading Price" for any month means:

(a) the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

divided by

(b) the aggregate of the Daily Trading Volume for all Trading Days in such month.

"Daily Accrued Dividend Deduction" for any Trading Day means:

(a) the product obtained by multiplying the dividend accrued on an Preferred Share, Series F in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by

(b) the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

"Daily Adjusted Trading Value" for any Trading Day means:

(a) the aggregate dollar value of all transactions of Preferred Shares, Series F on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(b) the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

"Daily Trading Volume" for any Trading Day means the aggregate number of Preferred Shares, Series F traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

"Deemed Record Date" means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Falconbridge.

"Dividend Payment Date" means the 12th day of each month.

"Dividend Period" means a month.

"Exchange" means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Falconbridge as being the principal trading market for the Preferred Shares, Series F.

"Ex-Dividend Date" means:

(a) the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Preferred Shares, Series F; or

(b) if the board of directors of Falconbridge fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Preferred Shares, Series F.

"Prime" for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

"Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Falconbridge from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Falconbridge and upon all holders of Preferred Shares, Series F.

"Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Series F, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series F of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under "Preferred Shares, Series G") determined by the board of directors of Falconbridge to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under "Preferred Shares, Series G") applicable to the Preferred Shares, Series G. Falconbridge shall give notice as provided under "Preferred Shares, Series G" of the Annual Dividend Rate (as defined below under "Preferred Shares, Series G") applicable to the Preferred Shares, Series G for such Fixed Dividend Rate Period.

Holders of Preferred Shares, Series F shall not be entitled to convert their shares into Preferred Shares, Series G if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series G, after having taken into account all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G and all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series F at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series F who have tendered Preferred Shares, Series F for conversion, new certificates evidencing the Preferred Shares, Series F tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series F after having taken into account all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G and all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F, then, all, but not part, of the remaining outstanding Preferred Shares, Series F shall automatically be converted into Preferred Shares, Series G on the basis of one Falconbridge Preferred Share, Series G for each Falconbridge Preferred Share, Series F on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series F at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series F of the redemption on a Conversion Date of all Preferred Shares, Series F, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series F of a Selected Percentage Rate of the Preferred Shares, Series G or of the conversion right of holders of Preferred Shares, Series F and the right of any holder of Preferred Shares, Series F to convert such Preferred Shares, Series F shall cease and terminate in that event.

Preferred Shares, Series G
The Preferred Shares, Series G will have attached thereto the series provisions summarized below.

Definitions of Terms
The following definitions are relevant to the Preferred Shares, Series G:

"Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

"Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period ending on and including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31 in the fifth year immediately thereafter.

"Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of Falconbridge, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

"Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the board of directors of Falconbridge as set forth in the notice to the holders of the Preferred Shares, Series G, which rate of interest shall be not less than 80% of the Government of Canada Yield.

Stated Value
The Preferred Shares, Series G will have a stated value of Cdn$25.00 per share.

Dividends
The holders of the Preferred Shares, Series G will be entitled to receive fixed cumulative preferred cash dividends as and when declared by the board of directors of Falconbridge, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of February, May, August and November.

The board of directors of Falconbridge will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below), determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Preferred Shares, Series G.

The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Falconbridge on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by Falconbridge within one business day following its determination to all stock exchanges in Canada on which the Preferred Shares, Series G are listed for trading, and within three business days following its determination by publication once in the national edition of the *Globe and Mail* in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption
The Preferred Shares, Series G will not be redeemable prior to November 1, 2006. The Preferred Shares, Series G will be redeemable, subject to applicable law and to the restrictions described under "— Restrictions on Dividends and Retirement of Shares", on November 1, 2006 or on November 1 in every fifth year thereafter, at the option of Falconbridge in whole but not in part at Cdn$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Preferred Shares, Series G into Preferred Shares, Series F
Holders of Preferred Shares, Series G shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series G registered in their name into Preferred Shares, Series F on the basis of one Falconbridge Preferred Share, Series F for each Falconbridge Preferred Share, Series G. The conversion of Preferred Shares, Series G may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the Preferred Shares, Series G are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series G, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series G of the above-mentioned conversion right and of the Selected Percentage Rate determined by the board of directors of Falconbridge to be applicable for the next succeeding Fixed Dividend Rate Period.

Holders of Preferred Shares, Series G shall not be entitled to convert their shares into Preferred Shares, Series F if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series F, after having taken into account all

Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F and all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series G at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series G who have tendered Preferred Shares, Series G for conversion, new certificates evidencing the Preferred Shares, Series G tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series G after having taken into account all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F and all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G, then, all, but not part, of the remaining outstanding Preferred Shares, Series G shall automatically be converted into Preferred Shares, Series F on the basis of one Falconbridge Preferred Share, Series F for each Falconbridge Preferred Share, Series G on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series G at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series G of the redemption on a Conversion Date of all the Preferred Shares, Series G, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series G of a Selected Percentage Rate or of the conversion right of holders of Preferred Shares, Series G and the right of any holder of Preferred Shares, Series G to convert such Preferred Shares, Series G shall cease and terminate in that event.

Purchase for Cancellation

Falconbridge may at any time or times purchase for cancellation all or any part of the Preferred Shares, Series G in the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the board of directors of Falconbridge such shares are obtainable.

Restrictions on Dividends and Retirement of Shares

Falconbridge will not, without the approval of the holders of outstanding Preferred Shares, Series G:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge ranking junior to the Preferred Shares, Series G) on Falconbridge Shares of or any other shares of Falconbridge ranking junior to the Preferred Shares, Series G;

(b) redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series G (except out of the net cash proceeds of a substantially concurrent issue of shares of Falconbridge ranking junior to the Preferred Shares, Series G);

(c) purchase or otherwise retire less than all the Preferred Shares, Series G then outstanding; or

(d) redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption obligation attaching thereto) any other shares of Falconbridge ranking on a parity with the Preferred Shares, Series G;

unless, in each such case, all dividends on outstanding Preferred Shares, Series G accrued up to and including the dividend payable on the last preceding payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series G required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series G duly called for the purpose and at which a quorum is present.

Rights on Liquidation

In the event of any liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series G will be entitled to receive Cdn$25.00 per Falconbridge Preferred Share, Series G plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to the holders of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series G. Upon payment of such amounts, the holders of the Preferred Shares, Series G will not be entitled to share in any further distribution of assets of Falconbridge.

Voting Rights
The holders of Preferred Shares, Series G will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of Falconbridge unless Falconbridge shall have failed to pay eight dividends on the Preferred Shares, Series G, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares, Series G will be entitled to receive notice of and to attend all shareholders' meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

In connection with any action to be taken by Falconbridge which requires the approval of the holders of Preferred Shares, Series G voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

Tax on Dividends
Falconbridge will elect, in the manner and within the time provided under Part VI.I of the Tax Act to pay tax at a rate such that holders of Preferred Shares, Series G will not be required to pay tax on dividends received on the Preferred Shares, Series G under Part IV.1 of the Tax Act.

Modification
The provisions attaching to the Preferred Shares, Series G as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series G duly called for the purpose and at which a quorum is present.

Preferred Shares, Series H
The Preferred Shares, Series H will have attached thereto the series provisions summarized below.

Stated Value
The Preferred Shares, Series H will have a stated value of Cdn$25.00 per share.

Dividends
The holders of the Preferred Shares, Series H will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by Falconbridge's board of directors, in an amount per share per annum equal to Cdn$1.625, accruing daily from the date of issue payable quarterly, in equal instalments of Cdn$0.40625 per share, on the last day of March, June, September and December in each year.

Redemption
The Preferred Shares, Series H are not redeemable before March 31, 2008. On or after March 31, 2008, but subject to applicable law and to the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares", Falconbridge may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Preferred Shares, Series H by the payment of an amount in cash for each such share so redeemed of Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by us).

Falconbridge will give notice of any redemption not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series H are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

Purchase for Cancellation
Subject to applicable law and to the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares" below, Falconbridge may at any time or times purchase for cancellation all or any part of the Preferred Shares, Series H in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Falconbridge's board of directors, such shares are obtainable.

Conversion at the Option of Falconbridge
Falconbridge will not be entitled to convert the Preferred Shares, Series H prior to March 31, 2008. On or after this date, Falconbridge may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all,

or from time to time any part, of the then outstanding Preferred Shares, Series H into that number of Falconbridge Common Shares determined (per Cumulative Preferred Share, Series H) by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the weighted average trading price of Falconbridge Common Shares on the TSX or, if not then traded on that exchange, on another exchange or market chosen by the Falconbridge board of directors on which Falconbridge common shares are then traded, during the 20 consecutive trading-day period ending on the fourth day immediately prior to the date of redemption, or, if that fourth day is not a trading day, on the immediately preceding trading day (the **"Current Market Price"**). Fractional Falconbridge Common Shares will not be issued on any conversion of Preferred Shares, Series H but in lieu thereof Falconbridge will make cash payments.

Notice of any conversion will be given by Falconbridge not less than 30 days nor more than 60 days prior to the date fixed for conversion. If less than all the outstanding Preferred Shares, Series H are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

If Falconbridge exercises its right to convert Preferred Shares, Series H into Falconbridge Common Shares, Falconbridge reserves the right not to issue Falconbridge Common Shares to any person whose address is in, or whom Falconbridge or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Falconbridge with the securities or other laws of such jurisdiction.

Conversion at the Option of the Holder
Subject to applicable law and Falconbridge's rights described below, on or after June 30, 2008, each Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice will be irrevocable) into that number of Falconbridge Common Shares determined (per Falconbridge Preferred Share, Series H) by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the then Current Market Price. Fractional Falconbridge Common Shares will not be issued on any conversion of Preferred Shares, Series H, but in lieu thereof, Falconbridge will make cash payments.

Upon exercise of the conversion privilege by the holder of Preferred Shares, Series H, Falconbridge reserves the right not to issue Falconbridge Common Shares to any person whose address is in, or whom Falconbridge or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Falconbridge with the securities or other laws of such jurisdiction.

Falconbridge may, subject to the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares", as applicable, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Preferred Shares, Series H forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Preferred Shares, Series H to sell on the first business day after the date fixed for conversion all or any part of such Preferred Shares, Series H to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Preferred Shares, Series H is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by Falconbridge). As a result, the Preferred Shares, Series H to be so redeemed or purchased will not be converted on the date set forth in the conversion notice.

If Falconbridge elects to redeem or arrange for the purchase of any Preferred Shares, Series H that are the subject of a conversion notice (the **"Subject Shares"**), Falconbridge will, at least 20 days prior to the conversion date, give notice to all holders who have given Falconbridge a conversion notice, stating:

(a) the number of Subject Shares to be redeemed for cash by Falconbridge;

(b) the number of Subject Shares to be sold to another purchaser; and

(c) the number of Subject Shares to be converted into Falconbridge Common Shares,

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date will, to the extent practicable, be the same for each holder delivering a conversion notice.

Rights on Liquidation
In the event of the liquidation, dissolution or winding-up of Falconbridge or any other distribution of assets of Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares, Series H will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by Falconbridge), before any amount is paid or any assets of Falconbridge are distributed to the holders of any Falconbridge shares ranking junior as to capital to the Preferred Shares, Series H. Upon payment of such amounts, the holders of the Preferred Shares, Series H will not be entitled to share in any further distribution of assets of Falconbridge.

Restrictions on Dividends and Retirement and Issue of Shares
So long as any of the Preferred Shares, Series H are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series H:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in Falconbridge shares ranking as to capital and dividends junior to the Preferred Shares, Series H) on shares of Falconbridge ranking as to dividends junior to the Preferred Shares, Series H;

(b) except out of the net cash proceeds of a substantially concurrent issue of Falconbridge shares ranking as to return of capital and dividends junior to the Preferred Shares, Series H, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Falconbridge shares ranking as to capital junior to the Preferred Shares, Series H;

(c) redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Preferred Shares, Series H then outstanding;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Preferred Shares, Series H; or

(e) issue any additional Preferred Shares, Series H or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Preferred Shares, Series H,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Preferred Shares, Series H and on all other shares of Falconbridge ranking prior to or on a parity with the Preferred Shares, Series H with respect to the payment of dividends have been declared paid or set apart for payment.

Shareholder Approvals
In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, Series H as a series and any other approval to be given by the holders of the Preferred Shares, Series H may be given by a resolution carried by an affirmative vote of at least 66⅔% of the votes cast at a meeting at which the holders of a majority of the outstanding Preferred Shares, Series H are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Preferred Shares, Series H then present would form the necessary quorum. At any meeting of holders of Preferred Shares, Series H as a series, each such holder shall be entitled to one vote in respect of each Falconbridge Preferred Share, Series H held.

Voting Rights
The holders of the Preferred Shares, Series H will not (except as otherwise provided by law and except for meetings of the holders of Preferred Shares as a class and meetings of all holders of Preferred Shares, Series H as a series) be entitled to receive notice of, attend, or vote at, any meeting of Falconbridge shareholders unless and until Falconbridge has failed to

(a) the product obtained by multiplying the dividend accrued on an Falconbridge Preferred Share, Series 2 in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day);

divided by

(b) the number of days from and including such Ex-Dividend Date to *but* excluding the following Ex-Dividend Date.

"Daily Adjusted Trading Value" for any Trading Day means:

(a) the aggregate dollar value of all transactions of Preferred Shares, Series 2 on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day,

less

(b) the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

"Daily Trading Volume" for any Trading Day means the aggregate number of Preferred Shares, Series 2 traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

"Deemed Record Date" means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Falconbridge.

"Dividend Payment Date" means the 12th day of each month.

"Dividend Period" means a month.

"Exchange" means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Falconbridge as being the principal trading market for the Preferred Shares, Series 2.

"Ex-Dividend Date" means:

(a) the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Preferred Shares, Series 2; or

(b) if the board of directors of Falconbridge fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Preferred Shares, Series 2.

"Prime" for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

"Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Falconbridge from

quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Falconbridge and upon all holders of Preferred Shares, Series 2.

"Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Dividends

The holders of the Preferred Shares, Series 2 will be entitled to receive floating adjustable cumulative preferential cash dividends, as and when declared by the Falconbridge board of directors, to accrue from the Effective Date and to be paid on the 12th day of each month. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Preferred Shares, Series 2 is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ±4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

The Adjustment Factor for a month will be based on the Calculated Trading Price of the Preferred Shares, Series 2 for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be
Cdn$25.50 or more	–4.00%
Cdn$25.375 and less than Cdn$25.50	–3.00%
Cdn$25.25 and less than Cdn$25.375	–2.00%
Cdn$25.125 and less than Cdn$25.25	–1.00%
Greater than Cdn$24.875 and less than Cdn$25.125	nil
Greater than Cdn$24.75 to Cdn$24.875	1.00%
Greater than Cdn$24.625 to Cdn$24.75	2.00%
Greater than Cdn$24.50 to Cdn$24.625	3.00%
Cdn$24.50 or less	4.00%

The maximum Adjustment Factor for any month will be ±4.00% of Prime.

If in any month there is no trade of at least a board lot of the Preferred Shares, Series 2 on the Exchange, the Adjustment Factor for the following month will be nil.

The annual floating dividend rate for a month will be calculated by Falconbridge as promptly as practicable, and notice thereof will be given to each stock exchange on which the Preferred Shares, Series 2 are listed for trading.

Redemption

The Preferred Shares, Series 2 will be redeemable at the option of Falconbridge, in whole but not in part, at Cdn$25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion

Holders of Preferred Shares, Series 2 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "**Conversion Date**"), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series 2 registered in their name into Preferred Shares, Series 3 of Falconbridge on the basis of one Falconbridge Preferred Share, Series 3 for each Falconbridge Preferred Share, Series 2. The conversion of Preferred Shares, Series 2 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the Preferred Shares, Series 2 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series 2, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series 2 of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under "Preferred Shares, Series 3") determined by the Falconbridge board of directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under "Preferred Shares, Series 3") applicable to the Preferred Shares, Series 3. Falconbridge shall give notice as provided under "Preferred Shares, Series 3" of the Annual Dividend Rate (as defined below under "Preferred Shares, Series 3") applicable to the Preferred Shares, Series 3 for such Fixed Dividend Rate Period.

Holders of Preferred Shares, Series 2 shall not be entitled to convert their shares into Preferred Shares, Series 3 if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 3, after having taken into account all Preferred Shares, Series 2 tendered for conversion into Preferred Shares, Series 3 and all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series 2 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series 2 who have tendered Preferred Shares, Series 2 for conversion, new certificates evidencing the Preferred Shares, Series 2 tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 2 after having taken into account all Preferred Shares, Series 2 tendered for conversion into Preferred Shares, Series 3 and all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2, then, all, but not part, of the remaining outstanding Preferred Shares, Series 2 shall automatically be converted into Preferred Shares, Series 3 on the basis of one Falconbridge Preferred Share, Series 3 for each Falconbridge Preferred Share, Series 2 on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series 2 at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series 2 of the redemption on a Conversion Date of all Preferred Shares, Series 2, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series 2 of a Selected Percentage Rate of the Preferred Shares, Series 3 or of the conversion right of holders of Preferred Shares, Series 2 and the right of any holder of Preferred Shares, Series 2 to convert such Preferred Shares, Series 2 shall cease and terminate in that event.

Purchase for Cancellation
Subject to applicable law and to the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Falconbridge may at any time purchase for cancellation any Preferred Shares, Series 2 at the lowest price or prices at which, in the opinion of the Falconbridge board of directors, such shares are obtainable.

Rights on Liquidation
In the event of the liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series 2 shall be entitled to receive Cdn$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Falconbridge distributed to the holders of any shares ranking junior to the Preferred Shares, Series 2. Upon such payment, the holders of the Preferred Shares, Series 2 shall not be entitled to share in any further distribution of the assets of Falconbridge.

Restrictions on Dividends and Retirement of Shares
So long as any of the Preferred Shares, Series 2 are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series 2:

(a) declare, pay or set apart for payment any dividends on the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 2 (other than stock dividends in shares of Falconbridge ranking junior to the Preferred Shares, Series 2); or

(b) redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 2 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 2); or

(c) purchase or otherwise retire less than all the Preferred Shares, Series 2; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 2;

unless, in each case, all dividends on outstanding Preferred Shares, Series 2 accrued up to and including the dividend payment payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series 2 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Modification

The provisions attaching to the Preferred Shares, Series 2 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Voting Rights

The holders of the Preferred Shares, Series 2 will be entitled to vote if Falconbridge shall have failed to pay twenty-four dividends on the Preferred Shares, Series 2, in each case whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares Series 2 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part VI.I of the Tax Act to pay tax at a rate such that holders of Preferred Shares, Series 2 will not be required to pay tax on dividends received on the Preferred Shares, Series 2 under Part IV.I of the Tax Act.

Preferred Shares, Series 3

The Preferred Shares, Series 3 will have attached thereto the series provisions summarized below.

Definitions of Terms

The following definitions are relevant to the Preferred Shares, Series 3:

"Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

"Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period ending on and including February 28, 2009, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of February in the fifth year immediately thereafter.

"Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Falconbridge board of directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

"Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Falconbridge board of directors as set forth in the notice to the holders of the Preferred Shares, Series 3, which percentage shall be not less than 80%.

Dividends

The holders of the Preferred Shares, Series 3 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Falconbridge board of directors, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of March, June, September and December.

The Falconbridge board of directors will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below) determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Preferred Shares, Series 3.

The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Falconbridge on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by Falconbridge within one business day following its determination to all stock exchanges in Canada on which the Preferred Shares, Series 3 are listed for trading, and within three business days following its determination by publication once in the national edition of the *Globe and Mail* in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption

The Preferred Shares, Series 3 will not be redeemable prior to March 1, 2009. The Preferred Shares, Series 3 will be redeemable, subject to applicable law and to the restrictions described under "— Restrictions on Dividends and Retirement of Shares", on March 1, 2009 or on March 1 in every fifth year thereafter, at the option of Falconbridge, in whole but not in part, at Cdn$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Preferred Shares, Series 3 into Preferred Shares, Series 2

Holders of Preferred Shares, Series 3 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "**Conversion Date**"), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series 3 registered in their name into Preferred Shares, Series 2 on the basis of one Falconbridge Preferred Share, Series 2 for each Falconbridge Preferred Share, Series 3. The conversion of Preferred Shares, Series 3 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the Preferred Shares, Series 3 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series 3, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series 3 of the above-mentioned conversion right and of the Selected Percentage Rate determined by the Falconbridge board of directors to be applicable for the next succeeding Fixed Dividend Rate Period.

Holders of Preferred Shares, Series 3 shall not be entitled to convert their shares into Preferred Shares, Series 2 if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 2, after having taken into account all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2 and all Preferred Shares, Series 2 tendered for conversion in Preferred Shares, Series 3. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series 3 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series 3 who have tendered Preferred Shares, Series 3 for conversion, new certificates evidencing the Preferred Shares, Series 3 tendered for conversion.

Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 3 after having taken into

account all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2 and all Preferred Shares, Series 2 tendered for conversion into Preferred Shares, Series 3, then, all, but not part, of the remaining outstanding Preferred Shares, Series 3 shall automatically be converted into Preferred Shares, Series 2 on the basis of one Falconbridge Preferred Share, Series 2 for each Falconbridge Preferred Share, Series 3 on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series 3 at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series 3 of the redemption on a Conversion Date of all Preferred Shares, Series 3, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series 3 of a Selected Percentage Rate of the Preferred Shares, Series 3 or of the conversion right of holders of Preferred Shares, Series 3 and the right of any holder of Preferred Shares, Series 3 to convert such Preferred Shares, Series 3 shall cease and terminate in that event.

Purchase for Cancellation

Subject to applicable law and to the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Falconbridge may at any time purchase for cancellation any Preferred Shares, Series 3 at the lowest price or prices at which, in the opinion of the Falconbridge board of directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series 3 shall be entitled to receive Cdn$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Falconbridge distributed to the holders of any shares ranking junior to the Preferred Shares, Series 3. Upon such payment, the holders of the Preferred Shares, Series 3 shall not be entitled to share in any further distribution of the assets of Falconbridge.

Restrictions on Dividends and Retirement of Shares

So long as any of the Preferred Shares, Series 3 are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series 3:

(a) declare, pay or set apart for payment any dividends on the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 3 (other than stock dividends in shares of Falconbridge ranking junior to the Preferred Shares, Series 3); or

(b) redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 3 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 3); or

(c) purchase or otherwise retire less than all the Preferred Shares, Series 3; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 3;

unless, in each case, all dividends on outstanding Preferred Shares, Series 3 accrued up to and including the dividend payment payable on the last preceding divided payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series 3 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Modification

The provisions attaching to the Preferred Shares, Series 3 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Voting Rights
The holders of the Preferred Shares, Series 3 will be entitled to vote if Falconbridge shall have failed to pay eight dividends, whether or not consecutive, on the Preferred Shares, Series 3. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares, Series 3 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends
Falconbridge will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Preferred Shares, Series 3 will not be required to pay tax on dividends received on the Preferred Shares, Series 3 under Part IV.I of the Tax Act.

Junior Preference Shares
The Junior Preference Shares may at any time or from time to time be issued in one or more series. The Falconbridge board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

The Junior Preference Shares rank junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of Falconbridge liquidation, dissolution or winding up or other distribution of Falconbridge assets among its shareholders for the purpose of winding-up its affairs.

The Junior Preference Shares of each series rank in a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Falconbridge liquidation, dissolution or winding-up or other distribution of Falconbridge assets among its shareholders for the purpose of winding-up its affairs.

As long as any of the Preferred Shares are outstanding, Falconbridge must not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares, declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge) on the Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares, if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

In the event of the liquidation, dissolution or winding-up of Falconbridge or any other distribution of assets of Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Falconbridge distributed to the holders of any Falconbridge Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of Falconbridge entitled to receive the assets of Falconbridge upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Falconbridge.

The three series of Junior Preference Shares will have attached thereto the series provisions summarized below.

Certain Provisions of the Three Series of Junior Preference Shares
The definitions set out below are relevant to the Junior Preference Shares.

Stated Value:
$25 per Falconbridge Junior Preference Share.

Dividends:
Junior Preference Shares, Series 1: Holders of the Junior Preference Shares, Series 1 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Falconbridge, in an amount equal to $1.50 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Junior Preference Shares, Series 2: Until June 30, 2010, holders of the Junior Preference Shares, Series 2 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Falconbridge, in an amount equal to $1.5625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Junior Preference Shares, Series 2 will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Junior Preference Shares, Series 3: Until June 30, 2010, holders of the Junior Preference Shares, Series 3 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Falconbridge in an amount equal to $1.625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Junior Preference Shares, Series 3 will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Payment Options:
Falconbridge will be entitled to satisfy payment of the quarterly dividend payments in:

(i) cash; and/or

(ii) that number of freely tradeable Falconbridge Common Shares determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Falconbridge Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for payment of the dividend, provided that (A) the issuance or delivery of such Falconbridge Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Falconbridge to assure Falconbridge solvency or continued operation, (B) the issuance or delivery of such Falconbridge Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Falconbridge and acting in conformity with law; (C) Falconbridge is able to issue and deliver such Falconbridge Common Shares; and (D) such Falconbridge Common Shares are listed on each exchange on which the Falconbridge Common Shares are then listed for trading

Redemption:
Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares":

Junior Preference Shares, Series 1: The Junior Preference Shares, Series 1 (i) are redeemable, in cash, by Falconbridge at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Falconbridge on the date that is five years from the date of issue of the Junior Preference Shares, Series 1 at $25.00 per share plus accrued and unpaid dividends thereon (the **"Series 1 Final Redemption Date"**).

Any redemptions of Junior Preference Shares, Series 1 prior to June 30, 2009 must be made on a pro rata basis with all other Junior Preference Shares then outstanding.

Junior Preference Shares, Series 2: The Junior Preference Shares, Series 2 (i) are redeemable, in cash, by Falconbridge at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Falconbridge on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon (the **"Series 2 Final Redemption Date"**).

Any redemptions of Junior Preference Shares, Series 2 prior to June 30, 2011 must be made on a pro rata basis with all other Junior Preference Shares then outstanding. From June 30, 2010 to June 29, 2012, no Junior Preference Shares, Series 2 may be redeemed until all the Junior Preference Shares, Series 1 have been redeemed. Following June 30, 2012, any redemption of the Junior Preference Shares, Series 2 must be made on a pro rata basis with any Junior Preference Shares, Series 1 then outstanding.

Junior Preference Shares, Series 3: The Junior Preference Shares, Series 3 (i) are redeemable, in cash, by Falconbridge at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends, and (ii) must be redeemed by Falconbridge on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon (the **"Series 3 Final Redemption Date"**).

Any redemptions of Junior Preference Shares, Series 3 prior to June 30, 2012 must be made on a pro rata basis with all other Junior Preference Shares then outstanding. From June 30, 2012 to June 29, 2015, no Junior Preference Shares, Series 3 may be redeemed until all Junior Preference Shares, Series 2 have been redeemed. Following June 30, 2015, any redemption of the Junior Preference Shares, Series 3 must be made on a pro rata basis with any Junior Preference Shares, Series 1 and Junior Preference Shares, Series 2 outstanding.

Conversion into Falconbridge Common Shares by Falconbridge on the Final Redemption Date:
On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as:

(i) a Change of Control Event (as defined below) has not occurred (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person other than Brascan Corporation, any affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its affiliates (collectively, **"Brascan"**) beneficially owning 30% or more of the voting shares of Falconbridge);

(ii) an Extraordinary Dividend (as defined below) has not been paid; and

(iii) (A) the issuance or delivery of such Falconbridge Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Falconbridge to assure Falconbridge's solvency or continued operation, is (B) the issuance or delivery of such Falconbridge Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Falconbridge and acting in conformity with law; (C) Falconbridge is able to issue and deliver such Falconbridge Common Shares; and (D) such Falconbridge Common Shares are listed on each exchange on which the Falconbridge Common Shares are then listed for trading;

the Junior Preference Shares are convertible, in whole or in part, at the option of Falconbridge, on at least 30 and not more than 60 days prior notice into that number of freely tradable Falconbridge Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 (as adjusted) and 90% of the US dollar equivalent of weighted average trading price of the Falconbridge Common Shares on the TSX (or, if traded on the TSX in U.S. dollars, the volume weighted average trading price of the Falconbridge Common Shares on the TSX) for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for conversion.

"Change of Control Event" means the occurrence of:

(i) the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to section 101 of the *Securities Act* (Ontario)) by Falconbridge or a person who beneficially owns 30% or

more of the outstanding voting shares of Falconbridge (other than Brascan and except in certain limited circumstances, an **"Acquiring Person"**) of facts indicating that an Acquiring Person has become such;

(ii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Falconbridge or any subsidiary of Falconbridge) to commence a bid to acquire 30% or more of the voting shares of Falconbridge (other than by Brascan, Falconbridge, or any subsidiary of Falconbridge); or

(iii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of Falconbridge (other than by Brascan, Falconbridge or any subsidiary of Falconbridge).

Retraction Rights:
Upon the occurrence of a Change of Control Event (unless the applicable bid or control transaction has been withdrawn, is terminated or expires without any person beneficially owning 30% of more of the voting shares of Falconbridge), a holder of Junior Preference Shares has the right to require Falconbridge to redeem all of the holder's then outstanding Junior Preference Shares at the same prices as set out under "Redemption".

Purchase for Cancellation:
Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", Falconbridge may at any time or times purchase for cancellation all or any part of the Junior Preference Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Falconbridge's board of directors, such shares are obtainable.

Voting Rights and Election of Directors:
Except as otherwise provided by law or as specifically set out in the Falconbridge Junior Preference Share provisions, and except for meetings of the Junior Preference Shares as a class and meetings of the Junior Preference Shares as series, the holders of Junior Preference Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Falconbridge.

The Junior Preference Shares will be entitled, voting collectively, to elect two directors to the board of directors at each meeting of shareholders of Falconbridge at which directors are to be elected.

Forthwith upon the occurrence of a Board Event (as defined below), and for so long as it is continuing, the holders of the Junior Preference Shares will be entitled, voting collectively, to elect three additional directors (for a total of five).

"Board Event" means any one of the following events:

(i) if four quarterly dividends on the Junior Preference Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Falconbridge properly applicable to the payment of dividends; or

(iii) if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

(i) the outstanding share capital for all shares ranking junior to Falconbridge the Junior Preference Shares;

(ii) without duplication, any surplus, whether contributed or capital;

(iii) retained earnings; and

(iv) consolidated non-controlling interest,

all as set forth in Falconbridge's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

Shareholder Approvals:
In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the any of the Junior Preference Shares as a series and any other approval to be given by the holders of any of the Junior Preference Shares as a series may be given by a resolution carried by an affirmative vote of at least 66⅔% of the votes cast at a meeting at which the holders of a majority of the outstanding Junior Preference Shares of that series are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Junior Preference Shares of that series then present would form the necessary quorum. At any meeting of holders of Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3, as a series, each such holder will be entitled to one vote in respect of each Falconbridge Junior Preference Share of that series held.

Covenants:
As long as the Junior Preference Shares having an aggregate issue price of at least $300 million remain outstanding, Falconbridge will not at any time, without the approval of the holders of the Junior Preference Shares, pay or set apart for payment any Extraordinary Dividend.

"Extraordinary Dividend" means:

(i) any dividend, other than a stock dividend paid wholly in Falconbridge Common Shares, declared or paid on the Falconbridge Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the **"measurement period"**) more than 125% of the aggregate amount or value of the dividends declared or paid on the Falconbridge Common Shares, other than stock dividends paid wholly in Falconbridge Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Falconbridge last paid a dividend, other than a stock dividend paid wholly in Falconbridge Common Shares, on the Falconbridge Common Shares); or

(ii) any dividend, other than a stock dividend paid wholly in Falconbridge Common Shares, declared or paid on the Falconbridge Common Shares that results in the Falconbridge Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following May 4, 2005. For this purpose, the **"Falconbridge Annual Dividend Rate"** is initially the aggregate amount or value of all dividends declared or paid on the Falconbridge Common Shares, other than stock dividends paid wholly in Falconbridge Common Shares, in the 12 month period immediately preceding May 4, 2005 and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Falconbridge Common Shares, together with the dividend then being declared; or

(iii) any other "special" dividend on, or distribution with respect to, the Falconbridge Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Falconbridge.

From and after June 30, 2010, Falconbridge will apply the full net proceeds from (i) the issuance of Falconbridge Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Falconbridge (collectively, **"Equity Securities"**) for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn$250 million, to the redemption of the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 and Junior Preference Shares, Series 3.

Restrictions on Dividends and Retirement and Issue of Shares:
As long as any Junior Preference Shares are outstanding, Falconbridge may not at any time, without the approval of the holders of the Junior Preference Shares:

(i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge ranking junior to the Junior Preference Shares, Series 1) on shares of Falconbridge ranking junior to the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3;

(ii) except out of the net cash proceeds of a substantially concurrent issue of shares of Falconbridge ranking junior to the Junior Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Falconbridge ranking as to capital junior to the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3;

(iii) redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 then outstanding;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3; or

(v) issue any additional Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 or any shares ranking senior to or on a parity with the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3

unless, in each such case, all accrued dividends up to and including those payable on the dividend payment date for the last completed period for which dividends are payable on the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

Additional Series:

As long as any of the Junior Preference Shares are outstanding, Falconbridge may not issue any additional Preferred Shares, other than Preferred Shares, Series F issuable upon the conversion of Preferred Shares, Series G, Preferred Shares, Series G issuable upon the conversion of Preferred Shares, Series F, Preferred Shares, Series 2 issuable upon the conversion of Preferred Shares, Series 3 and Preferred Shares, Series 3 issuable upon the conversion of Preferred Shares, Series 2 without the approval of the holders of the Junior Preference Shares, expressed by resolution of the holders of all such shares voting together, given by a resolution carried by an affirmative vote of at least 66⅔% of the votes cast at a meeting at which the holders of a majority of the outstanding Junior Preference Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Junior Preference Shares then present would form the necessary quorum.

Tax on Dividends:

Corporate holders of Junior Preference Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Falconbridge Participating Shares

The Falconbridge board of directors may, by resolution, fix from time to time before the issue thereof, the number of Falconbridge Participating Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Falconbridge Participating Shares. Each Falconbridge Participating Share entitles the holder to participate rateably with the holders of Common Shares in any distribution of the assets of Falconbridge upon liquidation, dissolution or winding-up, subject to the prior rights of Preferred Shares. Each series of Falconbridge Participating Shares ranks on a parity with shares of every other series with respect to priority, in the distribution of assets upon liquidation, dissolution or winding-up.

6. Market for Securities

Our common shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") (trading symbol "FAL.LV") and on The New York Stock Exchange (trading symbol "FAL"). Our Preferred Shares, Series F (FAL.PR.F), Series G (FAL.PR.G), Series H (FAL.PR.H), Series 2 (FAL.PR.A), and Series 3 (FAL.PR.B) as well as our Junior Preference Shares, Series 1 (FAL.PR.X), Series 2 (FAL.PR.Y) and Series 3 (FAL.PR.Z) are also listed and posted for trading on the TSX.

6.1 Trading Price and Volume

The following table sets forth the price range per share and trading volume on the TSX for the Common Shares, for the fiscal year ended December 31, 2005.

	Common Shares		
2005	Volume (millions)	High (Cdn$)	Low
January	12.1686	20.98	19.67
February	23.0341	23.47	20.81
March	90.7838	25.44	21.75
April	51.4908	24.99	22.80
May	40.029	23.51	19.60
June	27.8754	23.05	20.60
July	26.8051	25.35	20.77
August	49.1781	29.80	25.15
September	27.5589	32.31	27.22
October	76.3148	35.85	29.25
November	56.3043	36.00	32.53
December	21.2132	36.06	33.56

The following table sets forth the price range per share and trading volume on the TSX for the Preferred Shares Series F, the Preferred Shares Series G, and the Preferred Shares Series H for the fiscal year ended December 31, 2005.

	Preferred Shares Series F			Preferred Shares Series G			Preferred Shares Series H		
2005	Volume	High (Cdn$)	Low	Volume	High (Cdn$)	Low	Volume	High (Cdn$)	Low
January	45,480	25.50	25.00	618,669	26.35	25.80	40,054	27.70	26.73
February	19,755	25.30	24.60	84,700	26.40	25.70	36,635	27.40	26.75
March	18,265	25.39	24.75	808,590	26.95	25.50	67,865	27.29	26.60
April	20,620	25.50	24.90	2,595,016	26.33	25.40	75,700	27.00	26.60
May	211,000	25.15	24.90	342,665	26.75	25.52	301,585	27.40	26.65
June	57,106	25.20	24.90	220,586	26.50	25.50	246,067	27.50	26.60
July	48,075	25.15	24.90	73,281	26.09	25.27	25,397	26.94	26.60
August	194,239	25.25	24.91	57,831	26.10	25.40	17,626	27.25	26.66
September	227,710	25.25	24.91	45,980	26.75	25.75	29,137	27.10	26.61
October	85,250	25.23	25.00	59,127	26.00	24.67	76,527	26.95	26.66
November	31,495	26.00	25.00	81,601	25.59	25.00	83,456	27.10	26.70
December	131,425	25.30	24.90	61,648	25.98	25.15	66,300	28.50	26.60

The following table sets forth the price range per share and trading volume on the TSX for the Preferred Shares, Series 2 and Series 3 for the fiscal year ended December 31, 2005.

	Preferred Shares Series 2			Preferred Shares Series 3		
2005	Volume	High (Cdn$)	Low	Volume	High (Cdn$)	Low
January	14,308	26.00	24.80	296,842	26.85	25.40
February	32,186	25.25	24.75	278,738	29.00	26.50
March	31,170	26.25	24.81	19,126	28.00	27.10
April	83,389	25.75	24.50	472,457	27.95	26.00
May	11,525	26.25	24.93	239,958	26.95	26.00
June	48,762	25.20	24.55	23,517	26.80	25.53
July	14,553	25.05	24.82	311,178	25.75	25.00
August	17,251	25.50	24.60	204,056	25.75	24.95
September	37,260	25.20	24.61	214,417	25.55	25.03
October	78,691	25.14	24.70	117,570	25.48	25.20
November	105,019	25.50	24.60	218,968	25.84	25.15
December	138,770	25.85	24.95	29,227	25.75	25.20

The following table sets forth the price range per share and trading volume on the TSX for the Junior Preference Shares Series 1, Series 2, and Series 3 for the fiscal year ended December 31, 2005.

	Junior Preference Shares Series 1			Junior Preference Shares Series 2			Junior Preference Shares Series 3		
2005	Volume	High (US$)	Low	Volume	High (US$)	Low	Volume	High (US$)	Low
January									
February									
March									
April									
May	1,733,074	26.00	25.10	1,751,453	26.35	24.60	914,147	26.40	24.75
June	81,217	25.80	25.35	51,808	25.85	25.25	31,955	25.96	25.25
July	50,374	25.45	25.26	8,474	25.45	24.90	16,503	25.45	25.31
August	256,819	25.55	25.35	53,751	25.60	25.30	29,722	25.75	25.40
September	698,244	25.70	25.31	300,098	25.75	25.31	113,041	25.75	25.30
October	119,676	25.50	25.25	158,095	25.50	25.25	66,223	25.40	25.25
November	14,954	25.75	25.31	8,328	25.50	25.30	21,563	25.75	25.00
December	3,253	25.58	25.25	5,219	25.50	25.20	5,269	25.75	25.25

6.2 Prior Sales

Our Preferred Shares, Series 1 are not listed or quoted on a marketplace. During the most recently completed financial year, no Preferred Shares, Series 1 have been sold.

6.3 Ownership of Common Shares

As of December 31, 2005, we estimate that approximately 63.6% of our common shares are held by shareholders of record resident in Canada, 16.5% by shareholders of record resident in the United States and 19.9% by shareholders of record resident in other countries.

7. Credit Ratings

The Company currently has the following ratings on its publicly traded debt and preferred share securities:

Approved Rating Organization	Long Term Debt	Short Term Debt	Preferred Shares
Dominion Bond Rating Service	BBB (high)	R-1(low)	Pfd-3 (high)
Moody's Investor Service	Baa3		
Standard & Poor's	BBB–	A-3	P-3

Standard & Poor's ("S&P") long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

On March 9, 2005 following the announcement of Noranda's plans to acquire the remainder of Former Falconbridge and to issues $1.25 billion of Junior Preference Shares, S&P placed us on Credit Watch (negative). On May 25, 2005, following the successful completion of the announced transaction, S&P affirmed the Company's BBB- credit rating and removed us from their Credit Watch (negative) list. On October 11, 2005, S&P once again placed the Company's ratings on CreditWatch (negative) following the announcement by Inco Limited that it had made a friendly offer to acquire 100% of the outstanding common shares of the Company.

Moody's Investors Service ("Moody's") long-term ratings are on a rating scale from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations. Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

On May 26, 2005, following the successful takeover bid of Former Falconbridge, Moody's affirmed the Company's debt ratings. Moody's also affirmed our long-term debt ratings at Baa3 on October 11, 2005, following Inco Limited's announced offer to acquire 100% of the outstanding common shares of the Company.

Dominion Bond Rating Service's ("DBRS") long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category.

On June 30, 2005, following the formal amalgamation of Noranda Inc. and Former Falconbridge, DBRS upgraded the Company's Senior Debt rating from BBB (low) to BBB (high), and the Company's Short-term Debt rating from R2 (high) to R1 (low). On October 11, 2005, DBRS placed the ratings of the Company "Under Review with Developing Implications," following Inco Limited's announced offer to acquire 100% of the outstanding common shares of the Company.

The credit ratings assigned by the rating organizations are not recommendations to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

8. Directors and Executive Officers

8.1 Directors

The names, committee memberships (as at the date hereof), province or state of residence, principal occupations within the five preceding years and periods of service of our directors as directors of Falconbridge are as follows:

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
Alex G. Balogh[3,6] Ontario, Canada	Corporate Director; a non-executive Deputy Chairman, Noranda from July 1997 to April 2003; executive Deputy Chairman, Noranda prior thereto.	1994
André Bérard, O.C.[1,4,6] Québec, Canada	Corporate Director; retired Chairman of the Board, National Bank of Canada (banking); Chief Executive Officer, National Bank of Canada prior to March 2002.	1990
A.L. (Al) Flood, C.M.[2,4,5,6] Ontario, Canada	Independent Board Leader since March 1, 2005; retired Chairman, and Chief Executive Officer, Canadian Imperial Bank of Commerce (banking).	1999
Norman R. Gish[2,6] Calgary, Alberta	President, Gish Consulting Inc. (pipeline, energy and international marketing advisory services) since April 2001; Chairman and Chief Executive Officer, Alliance Pipeline Ltd. (natural gas transmission) from January 2001 to March 2001; Chairman, President and Chief Executive Officer from October 1999 to December 2000; Chairman prior thereto.	2001
V. Maureen Kempston Darkes, O.C., O.O.[2,6] Florida, United States	GM Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation (international motor vehicle manufacturer) since January 2002; President and General Manager, General Motors of Canada Limited prior thereto.	1998
David W. Kerr, C.A. Ontario, Canada	Chairman, Falconbridge; Chairman of the Board and Chief Executive Officer, Noranda prior to 2001; President and Chief Executive Officer prior thereto.	1987
G. Edmund King[2,6] Ontario, Canada	Chairman, M30 Communications Inc. (produces Internet content)	1994
Neville W. Kirchmann, C.A. (SA)[1,4,6] Ontario, Canada	President, Kirchmann Holdings Ltd. (holding company)	1997
James W. McCutcheon, Q.C.[1,3,6] Ontario, Canada	Counsel and Corporate Director; Counsel to McCarthy Tétrault LLP (law firm) prior thereto.	1993
Mary A. Mogford, ICD.D[1,3,6] Ontario, Canada	Corporate Director.	1995
Derek Pannell, ing, BSc, ARSM Ontario, Canada	Chief Executive Officer, Falconbridge; President and Chief Operating Officer, Noranda and Chief Executive Officer, Falconbridge prior to April 2002; Vice-President of Compañia Minera Antamina in Peru prior to September 2001.	2002
David H. Race[2, 3, 6] Ontario, Canada	Corporate Director.	1994
James D. Wallace, F.C.A. Ontario, Canada	President, Pioneer Construction Inc. (road construction)	2001

The term of office of each director will expire at the next annual meeting of our common shareholders.

Notes:
[1] Member of the Audit Committee
[2] Member of the Governance Committee
[3] Member of the Environment, Health & Safety Committee

[4] Member of the Human Resources Committee
[5] Designated by the Board of Directors as its Independent Board Leader
[6] Member of Independent Directors Committee

8.2 Executive Officers

The names, province or state of residence and positions of our executive officers are set out below. For those of our executive officers who have not held management or senior positions with us or associated companies for the past five years, the principal occupations of such persons during the past five years are also set out below.

Name and Municipality of Residence	Position
David W. Kerr Ontario, Canada	Chairman of the Board.
Derek G. Pannell Ontario, Canada	Chief Executive Officer.
Aaron W. Regent Ontario, Canada	President.
Steven J. Douglas Ontario, Canada	Executive Vice-President and Chief Financial Officer; Chief Financial Officer Brookfield Properties Corporation from January 1997 to November 2003.
Peter G.J. Kukielski Ontario, Canada	Chief Operating Officer; Executive Vice-President, Projects and Aluminum from September 2001 to February 2005; Engineering and Commissioning Manager, Antamina Project at Billiton PLC from October 1997 to August 2001.
William H. Brooks Tennessee, United States	President, Noranda Aluminum since August 1998; prior thereto President Norandal, USA Inc.; President, Primary Operations.
Claude Ferron Quebec, Canada	President, CC&R since August 2004; Vice President & General Manager, Horne & CC&R Divisions from June 2002 to September 2004; General Manager of Falconbridge's Kidd Metallurgical Division prior thereto.
Joseph Laezza Ontario, Canada	President, Nickel.
Fernando E. Porcile Santiago, Chile	President, Copper effective September 2002; Senior Vice-President, Copper from April 2002 to September 2002 Vice-President, Project Development of BHP Billiton Base metals from August 2001 to March 2002; President of Compañia Minera Cerro Colorado Limitada prior thereto;
Robert H. Sippel Ontario, Canada	President, Zinc since August 2003; President, Magnesium 2002 to 2003; Senor Vice-President, Magnesium 2001 to 2002; Senior Vice-President, Recycling 1997 to 2001.
Michael J. Agnew Ontario, Canada	Senior Vice-President, Technology since September 2003; Vice-President and General Manager, Magnola Metallurgy Inc. 2002 to 2003; Vice-President and Start-Up Manager, Magnola Metallurgy Inc. 2001 to 2002; General Manager, Canadian Electrolytic Zinc Ltd. 1998 to 2001; Canadian Electrolytic Zinc Ltd. 1975 to 2001.
Brian E. Barr Ontario, Canada	Senior Vice-President, Special Projects; formerly Executive Chairman of American Racing Equipment; Managing Director Rudolf Wolff & Co., Noranda's metal trading company in London, England; Prior to 2000, Managing Director of Gentra Limited and senior officer of Royal Trust, both based in England.
Denis Couture Ontario, Canada	Senior Vice-President, Investor Relations, Public Affairs and Communications.
André Joron Ontario, Canada	Senior Vice-President, Human Resources; Vice-President, Human Resources, Hudson's Bay Company (Retail Chain) prior thereto.

Name and Municipality of Residence	Position
Ian W. Pearce Ontario, Canada	Senior Vice-President, Projects and Engineering since August 2003; Formerly Executive Project Director, Fluor Corporation prior thereto.
Katherine A. Rethy Ontario, Canada	Senior Vice-President, Information Services, Procurement, Logistics, Enterprise Risk Management and Facilities since April 2002; Senior Vice President, Shared Business Services from October 1999 to April 2002.
Martin G.R. Schady Ontario, Canada	Senior Vice-President, Business Development.
Paul W.A. Severin Ontario, Canada	Senior Vice-President, Exploration effective April 2002; Vice-President, Exploration from February 1995 to April 2002.
Jeffery A. Snow Ontario, Canada	Senior Vice-President and General Counsel since April 2002; Senior Vice-President, Corporate Affairs at Falconbridge from October 2001 to April 2002; Vice-President, Legal at Falconbridge from April 1998 to October 2001.
Robert G. Telewiak Ontario, Canada	Senior Vice-President, Environment, Health & Safety since April 2002; Vice-President, Environment at Falconbridge from March 1998 to April 2002.
Michael R. Boone Ontario, Canada	Vice-President, Finance and Controller since December 2004 and Chief Financial Officer for Canadian Electrolytic Zinc, Noranda Income Fund's Administrator.
John M. Doyle Ontario, Canada	Vice-President, Taxation since July 2002; Director, Taxation for Falconbridge from 1989 to July 2002.
Michael R. Frilegh Ontario, Canada	Vice-President, Treasurer.
Edward H. Laks Ontario, Canada	Vice President, Performance/Six Sigma since July 2001; General Manager Operations, Canadian National Railway prior thereto.

As of December 31, 2005, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 396,239 common shares, representing less than 1% of the Company's outstanding common shares, and less than 1% of each class of voting securities of any of the Company's subsidiaries. The information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been furnished by our directors and executive officers individually.

8.3 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, after reasonable enquiry, no director or executive officer of the Company is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, was the subject of a cease trader order, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, except for Mr. G. Edmund King who was, but is no longer, a member of the board of directors of Afton Food Group Inc., which filed for creditor protection under the *Companies' Creditors Arrangement Act* (Canada) in 2004.

9. Audit Committee

Audit Committee Mandate

The text of the Audit Committee terms of reference (acting as its mandate) adopted by the Company's Board of Directors is attached hereto as Schedule "A".

Composition of the Audit Committee

Prior to the amalgamation of Noranda and Former Falconbridge, the Audit Committee of Noranda consisted of André Bérard (Chair), James W. McCutcheon and Norman R. Gish. The Audit Committee of Falconbridge presently comprises André Bérard (Chair), James W. McCutcheon, Mary A. Mogford and Neville W. Kirchmann.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and stock exchange rules. In addition,

the Board has determined that at least one member, Mr. Bérard, the Chair of the Audit Committee, is an "audit committee financial expert" for the purposes of audit committee rules adopted by the United States Securities and Exchange Commission. The Board has made these determinations based on the education as well as the breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

1) André Bérard

Mr. Bérard was appointed to the Company's Board in 1990. Mr. Bérard has spent over four decades with the National Bank of Canada including as its former Chief Executive Officer and Chairman of the Board, and he now serves as a Director. Mr. Bérard is also a member of the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program and of the Policy Committee of the Business Council on National Issues.

2) James W. McCutcheon

Mr. McCutcheon was appointed to the Company's Board in 1993. He received his LLB from Osgoode Hall Law School in 1960 and was legal counsel in the Corporate Finance and Mergers and Acquisition Group at McCarthy Tétrault LLP. As a lawyer who has acted throughout his career for both public and private corporations, Mr. McCutcheon participated in complex business transactions requiring an in-depth knowledge of financial statements.

3) Mary A. Mogford

Ms. Mogford was appointed to the Company's Board in 1995. In her role as former Ontario Deputy Minister of Finance (Treasury and Economics), Ms. Mogford assisted the Minister of Finance in managing the fiscal, financial and related regulatory affairs of the Province of Ontario. Ms. Mogford has also served on the boards of directors of other TSX and NYSE-listed public companies since 1990, and has been a member of five audit committees during this time period.

4) Neville W. Kirchmann

Mr. Kirchmann was appointed to the Company's Board in 1997. Mr. Kirchmann acquired significant experience and exposure to complex accounting and financial reporting issues in the course of his 30 years with The Coca-Cola Company, during which time he served as President and CEO of Coca-Cola, Canada and South Africa. Mr. Kirchmann is a Chartered Accountant (South Africa).

Pre-Approval Policies and Procedures

The Audit Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditors.

External Auditor Service Fees

Aggregate fees billed to the Company and its reporting issuer subsidiaries for the fiscal years ended December 31, 2005 and 2004 by Ernst & Young are set forth in the following table:

	Falconbridge (Cdn$) 2005/2004	Reporting Issuer Subsidiaries (Cdn$) 2005/2004	Total (Cdn$) 2005/2004
Audit fees	3,644,869/2,031,663	27,500/14,939	3,672,369/2,046,602
Audit-related fees	1,411,313/392,914	—/20,393	1,411,313/413,307
Tax fees	1,233,735/2,485,579	—/97,525	1,233,735/2,583,104
All other fees	125,000/—	—/—	125,000/—
Total	6,414,917/4,910,156	27,500/132,857	6,442,417/5,043,013

Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist

principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

It is the Company's policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

10. Interest of Management and others in Material Transactions

Brascan, which was a majority shareholder of the Company prior to the amalgamation of Noranda and Former Falconbridge, sold its ownership in the Company in August, 2005. The transactions of the Company with Brascan and its subsidiaries prior to the sale of its ownership are as follows:

Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda, entered into a power supply agreement with Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Brascan, on June 1, 2003. Under the arrangement, BEMI is obliged to provide Aluminum's New Madrid primary aluminum smelter with up to 490 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices. Aluminum has purchased $52 million (2004 - $127) under this contract. Upon completion of the contract on June 1, 2005, the contract was not renewed.

The Company has sold certain trade receivables to a securitization trust which is owned by Brascan for a total of $4 (2004- $315) in cash, under an agreement that came into effect in November 2003. The arrangement was terminated in October, 2005.

Brascan Financial Corporation, a subsidiary of Brascan, provided the Company with a committed credit facility in the principal amount of Cdn$25 million with an expiry date of January 31, 2006. The facility was cancelled after it sold its ownership in the Company in August, 2005.

11. Transfer Agents And Registrars

The transfer agent and registrar of all of the Company's outstanding shares is CIBC Mellon Trust Company, P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9.

12. Experts

12.1 Names of Experts

Ernst & Young LLP ("Ernst & Young") have prepared the auditor report on the audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for the years then ended.

Deloitte & Touche LLP ("Deloitte & Touche") have prepared their auditor report on the consolidated statements of financial position of Former Falconbride as at December 31, 2004 and 2003; and the consolidated statements of earnings, shareholders' equity and cash flows for the years then ended.

McCarthy Tétrault LLP ("McCarthy Tétrault") have prepared a tax opinion in connection with the joint management information circular of Noranda and Former Falconbridge dated June 2, 2005.

Fried, Frank, Harris, Shriver & Jacobson LLP ("Fried Frank") have prepared a tax opinion in connection with the joint management information circular of Noranda and Former Falconbridge dated June 2, 2005.

TD Securities Inc. ("TD Securities"), the independent valuator retained by the Special Committee of Former Falconbridge in connection with its consideration of the offer by Noranda to acquire all of the outstanding common shares of Former Falconbridge not owned by Noranda or any of its affiliates, prepared a Valuation and Fairness Opinion.

12.2 Interests of Experts

As of December 31, 2005, neither Deloitte & Touche, McCarthy Tétrault nor Fried Frank beneficially owned, directly or indirectly, or exercised control or direction over more than 1% of the Company's outstanding common shares or more than 1% of each class of voting securities of any of the Company's subsidiaries. The information as to securities beneficially

owned or over which control or direction is exercised, not being within our knowledge, has been furnished by such experts.

Ernst & Young is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

TD Securities acts as a trader and a dealer, both as principal and agent, in major financial markets and, as such, may have and may in future have positions in the securities of the Company and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters with respect to the Company.

13. Material Contracts

The only material contracts entered into by Falconbridge within the last year other than in the ordinary course of business are as follows:

- **Amalgamation Agreement dated June 30, 2005** – On June 30, 2005, Noranda completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the Former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the Former Falconbridge. The second step of the acquisition was completed by way of an amalgamation of Noranda and the Former Falconbridge and the newly amalgamated company is continued under the name Falconbridge Limited.

- **Support Agreement dated October 10, 2005, as amended on January 12, 2006, February 20, 2006 and March 21, 2006** – On October 10, 2005, Falconbridge and Inco Limited entered into a support agreement pursuant to which Inco agreed that, subject to the terms and conditions of the Support Agreement, it would make an offer (the "Offer") to acquire all of the outstanding common shares of Falconbridge, pursuant to which each holder of Falconbridge common shares may elect to receive either Cdn$34.00 in cash per Falconbridge common share held or 0.6713 of a common share of Inco plus Cdn$0.05 in cash for each Falconbridge common share held, subject, in each case, to proration based upon the maximum amount of cash available, and the maximum number of Inco common shares available under the Offer.

14. Additional Information

The Company will provide to any person without charge, upon request to the Corporate Secretary of the Company at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, one copy of:

(i) this Annual Information Form;

(ii) the Company's most recent Management Information Circular; and

(iii) any unaudited interim reports to shareholders issued subsequent to such Consolidated Financial Statements.

Additional information, including directors' and officers' compensation, personal loans to directors and officers, principal holders of Falconbridge's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our management information circular for our most recent annual meeting of shareholders that involved the election of directors.

Current financial information on the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the most recently completed financial year.

These documents, as well as the Company's annual and quarterly reports and news releases, are also available on Falconbridge's website at www.falconbridge.com.

Additional information relating to Falconbridge is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE "A"
FALCONBRIDGE LIMITED

AUDIT COMMITTEE – TERMS OF REFERENCE

The purpose of the Audit Committee shall be to assist the Board in its oversight of the integrity of the financial statements of the Company, of the Company's compliance with legal and regulatory requirements, of the independence and qualification of the independent auditor, and of the performance of the Company's internal audit function and its independent auditors.

Chair

The Board appoints or re-appoints the Chair of the Committee annually when it completes the appointments for all Board committee members following the Annual General Meeting of shareholders. In selecting the Chair, the Board takes into consideration those directors who bring background skills and experience relevant to financial statement review and analysis. The Chair shall also be "financially literate" and considered an "audit committee financial expert", as such terms are defined under applicable Canadian and U.S. regulatory requirements.

The Chair shall provide leadership to Committee members in fulfilling the mandate set out in these terms of reference. He or she shall work with the Chief Executive Officer and the Chairman of the Board, liaising with the Secretary, in planning Committee meetings and agendas. The Chair of the Committee reports to the Board on behalf of the Committee on the matters and issues covered or determined at each Committee meeting.

Responsibilities

In assisting the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices the Audit Committee shall:

1. review and discuss with management and the independent auditor, the annual audited financial statements, the quarterly financial statements, Management's Discussion and Analysis accompanying such financial statements and any other matter required to be reviewed under applicable legal, regulatory or stock exchange requirements, and report thereon to the Board;

2. review the results of the external audits and any changes in accounting practices or policies and the financial statement impact thereof;

3. review the Annual Information Form of the Company and to report thereon to the Board;

4. review the terms of engagement and audit plans of the external auditors and determine through discussion with the auditors that no restrictions were placed by management on the scope of their examination or on its implementation;

5. assess management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting system within the Company;

6. evaluate and recommend to the Board a firm of independent auditors for appointment by the shareholders and report to the Board on the fees and expenses of such auditors. The Committee shall have the authority and responsibility to, if necessary, replace the independent auditor. The Committee shall have the authority to approve all audit engagement fees and terms and the Committee, or a member of the Committee, must review and pre-approve any non-audit service provided to the Company by the Company's independent auditor and consider the impact on the independence of the auditor;

7. enquire into and report regularly to the Board, with associated recommendations, on any matter referred to the Committee;

8. discuss with management and the independent auditor, as appropriate, earnings press releases and any financial information provided to analysts and rating agencies;

9. discuss with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, and the Company's risk assessment and risk management policies, including the Company's major financial risk exposure and steps taken by management to monitor and mitigate such exposure;

10. obtain and review at least annually a formal written report from the independent auditor delineating: the auditing firm's procedures for reviewing internal controls; any material issues raised within the preceding five years by the auditing firm's internal quality-control reviews, by peer reviews of the firm, or by any governmental or other inquiry or investigation relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews. Also, in order to assess auditor independence, the Committee will review at least annually all relationships between the independent auditor and the Company;

11. prepare and publish an annual committee report in the Company's proxy circular;

12. conduct an annual self-evaluation in respect of the effectiveness of the Committee;

13. set clear hiring policies for employees or former employees of the independent auditors; and

14. establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

At each meeting, the Committee shall hold an *in camera* session without members of management present.

The Committee shall have authority to retain such outside counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

The Committee shall meet separately at least quarterly with each of management and the Company's independent auditors.

The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

Committee Composition:

Three or more members, none of whom shall be considered an affiliated person under the *Sarbanes-Oxley Act of 2002*, and all of whom shall be independent directors pursuant to Multilateral Instrument 52-110 *Audit Committees* and under the standards of applicable stock exchange rules including the New York Stock Exchange's rules for members of the audit committee; provided that, none of the Committee members shall be related to the principal shareholder of the Company. All members shall have sufficient financial experience, financial literacy and ability to enable them to discharge their responsibilities and at least one member shall be an "audit committee financial expert" (under applicable U.S. regulatory requirements).

The Company's Governance Committee shall, on an annual basis and in consultation with the Chair of the Committee, review the Committee membership for any appropriate changes or changes to its structure, as well as the required qualifications for any new members.

Quorum:

Majority of members.

This is the end of the description of the business of Falconbridge as extracted without material amendment from the Falconbridge Annual Information Form dated 22 March 2006.

Pro forma financial information on the amalgamation of Noranda and Former Falconbridge for the three months ended 31 March 2005 and the year ended 31 December 2004

The following financial information, on pages 135 to 142, has been extracted without material amendment from Noranda's F80 SEC filing dated 8 June 2005. The financial information comprises an unaudited pro forma consolidated balance sheet and a pro forma consolidated statement of operations in addition to notes to the pro forma consolidated financial statements and has been included for illustrative purposes only. This financial information does not represent pro forma financial information provided to illustrate how a significant gross change arising from a transaction might have affected the assets and liabilities and earnings of a company for the purposes of paragraph 20.2 of Annex I and Annex II of Commission Regulation (EC) No. 809/2004.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2005
(unaudited)
(millions of US dollars)

	Noranda Inc.	Issuer Bid (note 3)	Noranda Offer (note 3)		Pro Forma
Assets					
Cash and cash equivalents	1,000	–	–		1,000
Accounts receivable	957	–	9	b	966
Metals and other inventories	1,471	–	62	b	1,533
Current assets	3,428	–	71		3,499
Operating capital assets	4,892	–	1,305	b	6,197
Development projects	1,134	–	839	b	1,973
Investments and other assets	328	–	(55)	b	273
	9,782	–	2,160		11,942
Liabilities and Shareholders' Equity					
Accounts and taxes payable	1,242	–	–		1,242
Debt due within one year	591	–	1	b	592
Current liabilities	1,833	–	1		1,834
Long-term debt	2,461	–	(2)	b	2,459
Preferred share liabilities	121	1,250a	–		1,371
Convertible debentures	113	–	–		113
	2,695	1,250	(2)		3,943
Future income taxes	371	–	621	b,j	992
Asset retirement obligation, pension and other provisions	600	–	90		690
Stockholders' interests					
Interests of other shareholders	1,296	–	(1,233)	b,i	63
Convertible debentures	42	–	–		42
Capital stock – preferred	196	–	130	i	326
Capital stock – common, retained earnings, contributed surplus, currency translation adjustment	2,749	(1,250)a	2,553	b	4,052
	2,987	(1,250)	2,683		4,420
	9,782	–	2,160		11,942

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2005
(unaudited)
(millions of US dollars, except per share amounts)

	Noranda Inc.	Issuer Bid		Noranda Offer		Pro Forma
		(note 3)		(note 3)		
Revenues	1,976	–		–		1,976
	1,976	–		–		1,976
Operating expenses						
Cost of operations	628	–		4	c,d	632
Purchases raw materials	775	–		–		775
Depreciation, amortization and accretion	118	–		13	e	131
Total operating expenses	1,521	–		17		1,538
Income generated by operating assets	455	–		(17)		438
Interest expense, net	32	20	f	(1)	g	51
Corporate and general administration	17	–		–		17
Research, development and exploration	12	–		–		12
Minority interest in earnings in subsidiaries	94	–		(91)	h	3
	155	20		(92)		83
Income before undernoted	300	(20)		75		355
Gain net of restructuring costs and other	1	–		–		1
Tax expense (recovery)	123	–		(5)	j	118
Net income	176	(20)		80		236
Basic earnings per share	$0.58					$0.64
Diluted earnings per share	$0.57					$0.63

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2004
(unaudited)
(millions of US dollars, except per share amounts)

	Noranda Inc.	Changes in Accounting Standards	Noranda Inc. (Restated)	Issuer Bid		Noranda Offer		2004 Pro Forma
		(note 2)	(note 2)	(note 3)		(note 3)		
Revenues	6,978	–	6,978	–		–		6,978
	6,978	–	6,978	–		–		6,978
Operating expenses								
Cost of operations	2,094	15	2,109	–		21	c,d	2,130
Purchases raw materials	3,005	–	3,005	–		–		3,005
Depreciation, amortization and accretion	499	–	499	–		46	e	545
Total operating expenses	5,598	15	5,613	–		67		5,680
Income generated by operating assets	1,380	(15)	1,365	–		(67)		1,298
Interest expense, net	119	17	136	78	f	(2)	g	212
Corporate and general administration	66	–	66	–		–		66
Research, development and exploration	47	–	47	–		–		47
Minority interest in earnings in subsidiaries	297	–	297	–		(281)	h	16
	529	17	546	78		(283)		341
Income before undernoted	851	(32)	819	(78)		216		957
Gain net of restructuring cost and other	(33)	–	(33)	–		–		(33)
Tax expense (recovery)	333	(2)	331	–		(27)	j	304
Net income	551	(30)	521	(78)		243		686
Basic earnings per share	$1.78		$1.71					$1.84
Diluted earnings per share	$1.75		$1.70					$1.82

Notes to Pro Forma Consolidated Financial statements
Year ended December 31, 2004 and three months ended March 31, 2005
(unaudited)
(millions of US dollars, except per share amounts)

1. Basis of Presentation

The unaudited pro forma consolidated financial statements of Falconbridge Limited (the amalgamated company resulting from the amalgamation of Noranda Inc. ("Noranda") and Falconbridge Limited ("Falconbridge"), referred to herein as "Amalco") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion of the following events:

(a) the transaction to purchase (the "Issuer Bid") 63,377,140 of its common shares in exchange for up to 50m junior preference shares of Noranda with an aggregate stated value of US$1,250m, which was completed on May 4, 2005 pursuant to the Offer to Exchange and Circular of Noranda dated March 24, 2005.

(b) the transaction to purchase 58,476,589 common shares of Falconbridge not already owned by Noranda or its affiliates on the basis of 1.77 Noranda common shares for each Falconbridge common share, which was completed on May 11, 2005 pursuant to the Offer to Exchange and Circular of Noranda dated March 24, 2005 ("the Noranda Offer") and brought Noranda ownership in Falconbridge common equity to 91%.

(c) the planned completion of the Noranda Offer and amalgamation of Noranda and Falconbridge under the Business Corporations Act (Ontario) by providing Falconbridge minority common shareholders, who represent 9% of Falconbridge common equity, the same consideration of 1.77 Noranda common shares for each Falconbridge common share as was offered under the Xstrata Offer, which is planned to be completed on or about June 30, 2005 pursuant to the Notice of Special Meetings and Joint Management Information Circular of Noranda Inc. and Falconbridge Limited dated June 2, 2005.

Subsequent, to these transactions each Falconbridge stock option, outstanding at the time of amalgamation will be exchanged for 1.77 Amalco stock options with vesting periods equal to the Falconbridge stock options originally granted. Holders of Noranda preferred shares or junior preference shares and holders of Falconbridge preferred shares will receive an equal number of preferred shares or junior preference shares of Amalco having the same attributes as the preferred shares held by them immediately prior to the amalgamation.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transactions and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Amalco in the future.

2. Changes in Accounting Standards

The consolidated statement of operations for the year ended December 31, 2004 are adjusted to reflect Noranda's adoption of the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debentures and preferred shares (CICA 3860).

(a) Convertible Debentures

In accordance with the amended standard under CICA 3860, Noranda has presented the liability component of its Cdn$150 convertible debentures as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debentures and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debenture over time are recorded as interest expense in the consolidated statement of operations. The related foreign exchange difference from translation of the Canadian convertible debentures is included in the cost of operations.

(b) Preferred Shares Series H

Noranda has Cdn$150m of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to Noranda common shares after a specified date and were previously reported as equity instruments in accordance with their legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to Noranda. The dividends paid are reported as interest expense in the consolidated statement of operations. The related foreign exchange difference from translation of the Canadian preferred shares is included in the cost of operations.

3. Pro Forma Assumptions and Adjustments

(a) The unaudited pro forma consolidated financial statements have been prepared assuming that the following transactions had been completed and adjustments had been effected as of January 1, 2004 for the consolidated statement of operations and as of March 31, 2005 for the consolidated balance sheet:

(i) the completion of the Issuer Bid resulting in Noranda exchanging 63,377,140 common shares for 20 million Junior Preference Shares, Series 1 (the "Series 1 Shares"), 20 million Junior Preference Shares, Series 2 (the "Series 2 Shares") and 10 million Junior Preference Shares, Series 3 (the "Series 3 Shares") with an aggregate assumed fair value of US$1,250m; and

(ii) the completion of the Noranda offer resulting in Noranda exchanging 1.77 Noranda common shares for each Falconbridge common share. As of March 31, 2005, there were 74,964,198 Falconbridge common shares outstanding that Noranda did not already own and from April 1 to May 24, 2005, approximately 67,534 Falconbridge stock options were exercised. In calculating the purchase price, these exercised Falconbridge stock options are included in the number of Falconbridge common shares to be purchased by Noranda. It is assumed that 132,806,165 Noranda common shares would be issued on completion of the Noranda offer.

(b) As a result of the Noranda Offer, Noranda will own 100% of the common shares of Falconbridge. The acquisition is accounted for using the purchase method of accounting. The pro forma adjustments reflect Noranda's acquisition of the remaining 41.50% of Falconbridge's net assets at their fair values as at March 31, 2005 and accounting for Falconbridge as a wholly-owned subsidiary.

The determination of the purchase price based on management's preliminary estimate is as follows:

Purchase price (unaudited)

(US$ millions)	
Consideration in Noranda common shares	2,533
Transaction costs	20
Total	2,553

The purchase price was calculated using the following assumption:

The price at which Noranda common shares are issued is Cdn$23.21, the average closing price on the Toronto Stock Exchange for the three days prior to, and three days after, the announcement of the Noranda Offer, at a U.S. exchange rate of Cdn$1 = US$0.8218, the noon rate on March 8, 2005.

The allocation of the purchase price of the remaining 41.50% of Falconbridge common equity, based on management's preliminary estimate, is as follows:

On 8 February 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE 2005 NET INCOME INCREASES 67% TO US$872 MILLION
Reports fourth quarter 2005 net income of $280 million

TORONTO, Ontario, February 8, 2005 – Falconbridge Limited today reported 2005 net income of $872 million (basic earnings per share of $2.52 and diluted earnings per share of $2.50). This compares with 2004 net income of $521 million (basic earnings per share of $1.71 and diluted earnings per share of $1.70). Net income was $280 million (basic earnings per share of $0.75 and diluted earnings per share of $0.74) for the fourth quarter of 2005. This compares with net income of $143 million (basic earnings per share of $0.47 and diluted earnings per share of $0.47) for the fourth quarter of 2004.

(Note: 2004 financial results, as presented in this press release, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation on June 30, 2005. This press release contains forward-looking information. See "Forward-looking Information".)

Commentary

"Falconbridge took advantage of the strong fundamentals of our business in 2005," said Derek Pannell, Chief Executive Officer of Falconbridge. "Higher prices for all of our metals, along with strong operational performance, resulted in outstanding financial results. We also created value for our shareholders with the amalgamation of Noranda and Falconbridge, followed by the proposed friendly takeover of the combined company by Inco."
"Heading into 2006, metals prices continue to climb, operations continue to perform and we are due to come together with Inco in the first half of the year, creating a premier global nickel and copper mining and metals company. We are confident that the combination of Inco and Falconbridge offers great value for shareholders, in both the near and long term."

2005 Highlights

Financial Results and Position

$ millions, except per share information	Q4 2005	Q4 2004	Y-O-Y Change	FY 2005	FY 2004	Y-O-Y Change
Revenues	**2,165**	**1,867**	**16%**	**8,148**	**6,764**	**20%**
Income generated by operating assets*	**463**	**369**	**25%**	**1,820**	**1,391**	**31%**
Net income	**280**	**143**	**96%**	**872**	**521**	**67%**
Basic earnings per common share	**0.75**	**0.47**	**60%**	**2.52**	**1.71**	**47%**
Diluted earnings per common share	**0.74**	**0.47**	**57%**	**2.50**	**1.70**	**47%**

* Defined as earnings before net interest, corporate and general administration, research, development, exploration, minority interest, taxes, and other income

- Achieved net income of $872 million in FY 2005, a 67% increase from FY 2004
- FY 2005 realized prices were higher (vs. FY 2004) for all metals: copper 32%, nickel 7%, zinc 35%, aluminum 8%; partially offset by increased energy costs and a weaker U.S. dollar
- Repaid approximately $1 billion in debt including $400 million of maturing debentures and $500 million in Junior Preference Shares

Production, Operations & Projects

- Increased output of copper anodes, copper cathodes and refined nickel by 5%, 3% and 13%, respectively, in FY 2005, versus FY 2004
- Record refined nickel production of 114,000 tonnes; continued strong performance at Altonorte smelter, Lomas Bayas mine and Antamina mine, which also achieved significant improvements on molybdenum recoveries; lower head grades and material handling problems at Collahuasi led to lower mined copper production
- Capacity enhancements included increased capacity at Horne copper smelter and CCR refinery, commercial tolling of molybdenum concentrates at Altonorte and a new molybdenum recovery circuit at Collahuasi

- Advanced growth opportunities: Nickel Rim South development, Kidd Creek mine deepening, Raglan optimization, Kabanga scoping study and Koniambo orebody vesting

- Completed 154 Six Sigma projects during 2005 for total annualized benefit of $60 million at an average savings value of $390,000 per project

Falconbridge Endorses Inco Offer

On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer is comprised of part cash and part Inco common shares, which when prorated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to February 28, 2006.

The combined organization, which would be known as Inco Limited, will be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects. The new Inco would benefit from estimated annual synergies of approximately $350 million.

Inco has obtained regulatory clearances from the Canadian Competition Bureau. It continues to proceed on an expedited basis to meet all information and other requests from antitrust/competition authorities reviewing the pending acquisition and to work with the U.S. Department of Justice and competition authorities in Europe to obtain the remaining required regulatory clearances for the transaction.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information".

Financial Results

FY 2005

Total revenues increased to $8.1 billion during 2005, a 19% increase over the $6.8 billion in revenue generated in 2004, due to stronger metals prices and higher copper and nickel sales volumes. Falconbridge generated net income of $872 million, or $2.50 per share on a diluted basis, an increase of $351 million from the net income of $521 million, or $1.70 per share on a diluted basis in 2004. The improved results were mostly attributable to higher base metals prices. This was partially offset by the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations and increasing energy and supply costs throughout the operations.

Net income for 2005 includes a loss of $8 million, or $0.02 per basic share and $0.02 per diluted share from discontinued operations. This compares to a loss of $73 million, or $0.25 per basic share and $0.25 per diluted share from discontinued operations in 2004.

Discontinued operations reflect the operating results of American Racing prior to its disposal in June 2005 and the net gain recorded from its disposal.

Fourth Quarter 2005

Revenues for the fourth quarter of 2005 were $2.2 billion, 16% higher than revenues of $1.9 billion in the same period of 2004. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms. Business unit revenues were 28% higher for copper, 1% lower for nickel, 30% higher for zinc and 5% lower for aluminum.

Operating expenses totaled $1.7 billion in the fourth quarter, 13% higher than $1.5 billion in the same period last year. Mining, processing and refining costs increased to $685 million from $547 million in the fourth quarter of 2004 due to the higher levels of copper anode and cathode production, increased refined nickel production, higher energy and supplies/ consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. In addition, 2005 mining, processing and refining costs include a full quarter of costs from Gramercy and St.

Ann aluminum operations and the Montcalm nickel mine. The average value of the Canadian dollar increased to US$0.85 versus US$0.82 during the fourth quarter of 2004. Included in the cost of operations was a charge of $13 million related to the fair market value increments assumed as a result of the merger of Noranda and former Falconbridge at the end of June 2005.

The value of raw materials purchases was $867 million, 6% higher than $816 million in 2004 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated.

Depreciation, amortization and accretion expense increased to $150 million from $135 million a year ago, primarily due the amortization of the fair value increment related to the purchase of the Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $36 million from $28 million in the fourth quarter of last year due to the impact of dividends paid on the junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005.

Minority interest in earnings of subsidiaries decreased to $1 million from $78 million, largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $118 million from $104 million during the fourth quarter of 2004, due to the overall increase in profitability.

Income generated by operating assets for the fourth quarter was $463 million, 25% higher than $369 million in the fourth quarter of 2004. Income from operating assets increased to $359 million in the copper business, decreased to $75 million in the nickel business, increased to $24 million in the zinc business and decreased to $21 million in the aluminum business.

Net income totaled $280 million, or $0.75 per basic common share and $0.74 per diluted common share for the fourth quarter 2005, 96% higher than net income of $143 million or $0.47 per basic and $0.47 per diluted common share in the same period of 2004. Higher net income reflects higher realized metal prices, significantly higher Antamina molybdenum concentrate sales and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $12.4 billion as at Dec. 31, 2005, compared with $9.6 billion at the end of 2004. The increase is primarily due to the increase in carrying values of assets in recognition of the value paid by Noranda to the former Falconbridge minority shareholders and the investment of additional capital in advancing brownfield expansion development projects.

Liquidity And Capital Initiatives

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long and short term borrowings.

The Company's five-year committed bank facilities total $780 million. At December 31, 2005, these lines were essentially undrawn.

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $383 million during the fourth quarter of 2005 and $1,650 million for the entire year. Total liquidity remains strong, with over $1.6 billion of cash and undrawn lines at December 31, 2005. Long-term debt was $2.6 billion at year end. Falconbridge's net-debt-to-capitalization ratio stood at 36.7% at year end.

Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $126 million during the fourth quarter. For 2005, the Company's capital investments were $328 million for sustaining capital expenditures and approximately $409 million in new investments.

Statements regarding future financial requirements and fund of those requirements are subject to various risks and assumptions. See "Forward-looking Information".

Review of Operations

Copper Business Unit

		Q4 2005	Q4 2004	Y-O-Y Change (%)	FY 2005	FY 2004	Y-O-Y Change (%)
Production:	mined copper (MT)	**108,800**	117,500	**(7%)**	**414,600**	430,400	**(4%)**
	refined copper (MT)	**120,900**	133,800	**(10%)**	**505,300**	491,600	**3%**
	mined zinc (MT)	**27,600**	38,900	**(29%)**	**182,200**	152,000	**20%**
	refined zinc (MT)	**8,500**	33,900	**(75%)**	**113,700**	121,600	**(6%)**
Sales:	contained copper (MT)	**231,500**	242,600	**(5%)**	**894,200**	886,900	**1%**
	contained zinc (MT)	**31,900**	44,700	**(29%)**	**198,800**	187,200	**6%**
Revenues ($ millions)		**1,276**	997	**28%**	**4,421**	3,592	**23%**
Realized copper price ($/lb.)		**1.99**	1.43	**39%**	**1.71**	1.30	**32%**
Mining, processing and refining costs ($ millions)		**246**	227	**8%**	**993**	803	**24%**
Cash costs ($/lb. of copper)		**0.35**	0.43	**(19%)**	**0.31**	0.38	**(18%)**
Income from operating assets ($ millions)		**359**	170	**111%**	**1,086**	673	**61%**

Revenues: For the fourth quarter of 2005, consolidated revenues of $1,276 million increased 28% from $997 million in the fourth quarter of 2004. The increase reflects higher average realized copper, zinc, molybdenum and precious metals prices. Total sales of copper during the quarter were 231,500 tonnes versus 242,600 tonnes in the same period in 2004. Increased sales of CCR cathodes, Antamina concentrates, Altonorte anodes and Horne concentrates were more than offset by decreased sales of Collahuasi concentrates and Kidd Creek cathodes. Sales of by-product zinc metal from Kidd Creek were lower due to the one-month labour disruption at the Kidd Creek metallurgical operations. The realized copper price of $1.99/lb. increased by 39% in the quarter compared to $1.43/lb. realized in the same period in 2004.

Costs: Total operating expenses increased to $917 million from $827 million in the fourth quarter of 2004. Mining, processing and refining costs increased to $246 million from $227 million in the same period last year as a result of the impact of a weaker U.S. dollar and higher energy and supply costs. Purchased raw materials increased to $600 million from $534 million in the fourth quarter of 2004 due to the rise in copper prices. The operating cash cost of producing a pound of copper in the fourth quarter of 2005 decreased to $0.35/lb. from $0.43/lb. in the fourth quarter of 2004.

Income Generated by Operating Assets: Income generated by operating assets for the Copper Business in the fourth quarter of 2005 increased to $359 million from $170 million a year ago due to the impact of higher copper, zinc and molybdenum prices. Offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs, as well as higher energy and supply costs.

Production: During the fourth quarter of 2005, copper mine production from Canadian and South American operations totaled 108,800 tonnes, compared to 117,500 tonnes a year ago. Lower copper grades at Collahuasi more than offset higher production from Antamina and Kidd Creek. Refined copper production was 120,900 tonnes of copper cathode in the fourth quarter of 2005 versus 133,800 tonnes in the fourth quarter of 2004 as lower production from Kidd Creek more than offset increased production from CCR. Kidd Creek production of refined copper and zinc were impacted by a one-month strike in October 2005. By-product zinc-in-concentrate production decreased to 27,600 tonnes from 38,900 tonnes in the fourth quarter of 2004 due to lower zinc grades. Mined molybdenum-in-concentrate at Antamina increased to 800 tonnes from 600 tonnes due to improved recoveries.

Nickel Business Unit

		Q4 2005	Q4 2004	Y-O-Y Change (%)	FY 2005	FY 2004	Y-O-Y Change (%)
Production:	mined nickel (MT)	**18,100**	21,100	**(14%)**	**79,600**	80,800	**(1%)**
	refined nickel (MT)	**28,100**	27,600	**2%**	**113,600**	100,900	**13%**
	mined copper (MT)	**6,600**	9,300	**(29%)**	**34,200**	32,700	**5%**
Sales:	contained nickel (MT)	**28,800**	27,900	**3%**	**111,700**	100,300	**11%**
	contained copper (MT)	**13,700**	12,500	**10%**	**59,500**	51,100	**16%**
Revenues ($ millions)		**489**	495	**(1%)**	**2,146**	1,824	**18%**
Realized nickel price ($/lb.)		**5.88**	6.45	**(9%)**	**6.85**	6.40	**7%**
Mining, processing and refining costs ($ millions)		**235**	174	**35%**	**810**	604	**34%**
Cash costs ($/lb. of nickel)		**4.03**	3.03	**33%**	**3.46**	2.93	**18%**
Income from operating assets ($ millions)		**75**	168	**(55%)**	**597**	637	**(6%)**

Revenues: For the fourth quarter of 2005, consolidated revenues of $489 million decreased from $495 million in the fourth quarter of 2004. Sales volumes of refined nickel increased 4% to 20,500 tonnes from 19,800 tonnes in the fourth quarter of 2004. At Falcondo, ferronickel sales volumes increased by 2% to 8,300 tonnes from 8,100 tonnes in the fourth quarter of 2004. In the fourth quarter 2005, by-product copper sales volumes of 13,700 tonnes increased 10% from 12,500 tonnes in the same period a year ago. Cobalt sales volumes decreased by 18% to 900 tonnes. Realized nickel prices of $5.88/lb. decreased by 9% in the quarter compared with $6.45/lb. in the same period in 2004. Realized ferronickel prices of $5.93/lb. decreased by 8% in the quarter compared with $6.42/lb. in the same period in 2004. Precious metals revenues increased by $5 million in the fourth quarter of 2005 compared to the same period in 2004.

Costs: Total operating expenses increased to $414 million from $327 million in the fourth quarter of 2004. Mining, processing and refining costs increased to $235 million from $174 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations and increases in energy prices. In addition, 2005 mining, processing and refining costs include a full quarter of costs from the Montcalm nickel mine. The value of purchased raw materials increased to $131 million from $105 million in the fourth quarter of 2004 due to increased sales volumes. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $4.03 in the fourth quarter of 2005 compared with $3.05 for the same period in 2004. The operating cash cost of producing a pound of nickel from INO mines, was $3.52. The $1.06/lb., or 43%, increase from 2004 costs was the result of the impact of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, the impact on costs and mine production of the mill conversion at Raglan, and lower ore grades, which offset the impact of increased by-product credits due to higher metal prices. At Falcondo, operating cash cost per pound of ferronickel was $4.80 in 2005 compared with $4.17 in 2004. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from $42.34 per barrel in 2004 to $55.63 per barrel in 2005. Oil is the source of fuel for the electricity plant operated on site. Fuel oil represented 73% of total operating costs at Falcondo during the fourth quarter of 2005.

Income generated by operating assets: Fourth quarter income generated by operating assets for the nickel business totaled $75 million, compared to $168 million in the fourth quarter of 2004. The $93 million decrease was mainly due to the impact of lower nickel and cobalt prices, higher unit costs, higher energy costs and the impact of the stronger Canadian dollar.

Production: Total mined nickel production was 18,100 tonnes during the quarter versus 21,100 tonnes during the same period in 2004. Sudbury mines production was 3,900 tonnes of nickel and 4,200 tonnes of copper during the fourth quarter of 2005, compared with 5,700 tonnes of nickel and 6,800 tonnes of copper during the same period in 2004. The reduction in mine output relates primarily to lower ore grades and unplanned ore pass repairs at the Thayer Lindsley mine.

At Raglan, nickel-in-concentrate production in the quarter was 4,600 tonnes and copper production was 1,200 tonnes, compared with 6,700 tonnes of nickel and 1,700 tonnes of copper in 2004. Mill output in the quarter was reduced due to the planned conversion of the mill and lower mine ore grades.

At Montcalm, nickel production in the quarter was 2,300 tonnes.

At the Sudbury smelter, nickel-in-matte production in the fourth quarter of 2005 decreased to 16,100 tonnes from 18,100 tonnes in the same period of 2004 as a result of the treatment of lower concentrate tonnages with lower feed grades. Total refined nickel production was 20,800 tonnes in the fourth quarter of 2005 compared to 20,500 tonnes in the same period in 2004.

In the fourth quarter of 2005, Falcondo produced 7,300 tonnes of nickel in ferronickel, a 1% increase from 7,200 tonnes in the fourth quarter of 2004.

Zinc Business Unit

		Q4 2005	Q4 2004	**Y-O-Y Change (%)**	**FY 2005**	FY 2004	**Y-O-Y Change (%)**
Production:	mined zinc (MT)	**59,300**	74,900	**(21%)**	**265,600**	367,000	**(28%)**
	refined zinc (MT)[1]	**17,300**	16,900	**2%**	**68,100**	69,300	**(2%)**
	mined lead (MT)	**16,700**	18,900	**(12%)**	**75,400**	73,700	**2%**
	refined lead (MT)	**23,900**	25,900	**(8%)**	**76,100**	83,800	**(9%)**
Sales:	contained zinc (MT)[2]	**39,800**	64,800	**(39%)**	**219,400**	292,500	**(25%)**
	contained lead (MT)	**19,500**	23,100	**(16%)**	**73,700**	83,200	**(11%)**
Revenues ($ millions)		**155**	119	**30%**	**504**	415	**21%**
Realized zinc price ($/lb.)		**0.80**	0.56	**43%**	**0.70**	0.52	**35%**
Mining, processing and refining costs ($ millions)		**33**	45	**(27%)**	**168**	158	**6%**
Cash costs ($/lb. of mined zinc)		**0.48**	0.32	**50%**	**0.41**	0.32	**28%**
Income from operating assets ($ millions)		**24**	5		**60**	14	

1) 25% of CEZ refinery refined zinc
2) Brunswick mine concentrate contained zinc

Revenues: Total zinc revenues increased to $155 million or 30% higher than $119 million recorded during the fourth quarter of 2004. In the fourth quarter of 2005, sales volumes of zinc-in-concentrates decreased 39% to 39,800 tonnes from 64,800 tonnes in the fourth quarter of 2004. Fourth quarter 2005 lead metal sales decreased to 19,500 tonnes from 23,100 tonnes in the same period a year ago, primarily as a result of lower tonnage processed at the Brunswick lead smelter. The average realized price per pound of zinc during the fourth quarter was $0.80/lb. versus $0.56/lb. in the same period last year. The average realized price per pound of lead during the fourth quarter was $0.54/lb. versus $0.46/lb. in the same period last year.

Costs: Total operating expenses increased to $131 million from $114 million in the fourth quarter of 2004. Mining, processing and refining costs decreased to $33 million from $45 million in the same period last year, while the value of purchased raw materials increased to $91 million from $60 million in the fourth quarter of 2004. The value of raw materials increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.48 in the fourth quarter of 2005 from $0.32 for the same period in 2004 due to higher costs and reduced mine production volumes.

Income generated by operating assets: The fourth quarter 2005 income generating from operating assets for the Zinc Business was $24 million compared to $5 million for the fourth quarter of 2004. The $19 million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges which were partially offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production: Contained zinc production was 59,300 tonnes in the fourth quarter of 2005, compared to 74,900 tonnes in the same period in 2004. The decrease was due to the closure of the Bell Allard mine in October, 2004 and also attributable to ore pass operating issues and a rock burst at Brunswick mine.

The Brunswick lead smelter processed 57,100 tonnes of lead concentrates and secondaries during the fourth quarter of 2005, compared to 61,700 tonnes during the same period in 2004. Lead metal production was 23,900 tonnes in the fourth quarter of 2005, compared to 25,900 tonnes in the same period in 2004. The decreased feed consumption and lead metal output at the Brunswick smelter was due to process reliability issues, which are currently being addressed.

El Morro

Favourably situated close to two copper smelters, the deposit is a large copper porphyry with high gold co-product credits that would result in low net copper cash costs. El Morro also features a high-grade resource core and a low pre-stripping ratio, as well as further exploration potential. In 2005, Falconbridge paid $10 million to earn a 70% interest in the El Morro property from Metallica Resources Inc. In 2006, Falconbridge expects to begin feasibility-level work, including a 30,000 metre drilling program for in-fill drill and metallurgical test work.

El Pachón

El Pachón is an attractive copper mine development project situated less than five kilometres from the Chilean border and the Las Pelambres copper mine. It features a high grade core, unusually low strip ratio and favourable metallurgical recoveries which will substantially reduce mining and capital costs. The orebody has the potential to produce over 200,000 tonnes of copper-in-concentrate per year over a life of more than 20 years. During 2005, a conceptual study of the El Pachón project was completed. Two bulk samples were extracted from an existing exploration tunnel and processed, engineering studies were completed and environmental information was compiled to add to the environmental base line. In addition, important advances were realized on El Pachón's specific protocol within the Mining Integration Treaty between Chile and Argentina. In 2006, work is expected to progress in road re-opening, field studies, engineering studies and environmental data collection.

Nickel Projects

Koniambo Project

In December 2005, Falconbridge, along with its 51% partner Société Minière du Sud Pacifique S.A. (SMSP) fulfilled the requirements of the Bercy Accord, including completion of a positive technical feasibility study and placement of firm orders of at least $100 million for equipment and services relating to the project. This will result in the transfer of the ownership of the Koniambo property to Koniambo Nickel SAS, a company owned 49% by Falconbridge and 51% by SMSP. In addition, Falconbridge and SMSP reached an agreement on the financing framework for the project. Under the terms of the financing agreement, the common equity ownership of Koniambo remains at 51% (SMSP) and 49% (Falconbridge); Falconbridge has agreed to assume responsibility for financing of up to 100% of the project; cash generated by the project will be exclusively dedicated to debt retirement prior to shareholder distributions; and, the capital cost to be financed is $2.2 billion (in 2004 dollars). This excludes working capital and interest during construction.

Next steps for Koniambo include advancing detailed engineering in 2006. Once the necessary permits are in place and the details of the financing are finalized, Falconbridge expects the start of the construction phase in 2007. Based on the foregoing, start-up of the operation is expected to occur in 2009/2010.

Raglan Mine Optimization Project

The conversion of the mill from autogenous to semi-autogenous grinding was completed in October 2005. This conversion will increase the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. This project was completed on schedule and on budget with total project investment of Cdn$33 million.

Phase two, expected to be completed in early 2008, will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production.

Nickel Rim South Project

Vent shaft sinking, which began in February 2005, was at 1,092 metres at the end of 2005. Main shaft sinking began in April 2005 and was at 467 metres at the end of 2005.

Kabanga Project

In April 2005, Falconbridge announced a joint-venture agreement with Barrick Gold Corporation on the Kabanga nickel deposit, located in northwestern Tanzania. Under the terms of the agreement, Falconbridge acquired a 50% indirect joint-venture interest in respect of the Kabanga Project for $15 million and will be the operator of the joint venture. Over the next several years, Falconbridge expects to fund and conduct a further $50-million work plan. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.

Expectations with respect to development projects are subject to various risks and assumptions. See "Forward-looking Information".

Exploration Update

Since the end of the previous quarter, Falconbridge has provided an exploration update on Collahuasi's Rosario Oeste zone, which contains an Inferred Mineral Resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. These exploration results demonstrate the potential of developing further resources at Collahuasi. The mineral resource is located only 300 metres from the projected edge of the Rosario open pit.

OTHER

Under the terms of the Support Agreement between Inco and Falconbridge, the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). The Corporation has therefore suspended its Dividend Re-Investment Plan. Common shareholders will continue to receive their dividends in cash.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at February 7, 2006)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares[1]	FAL.LV, FAL	371,187,826
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1[2]	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2[2]	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3[2]	FAL.PR.Z	5,999,903

[1] Falconbridge common shares trade on the Toronto and NewYork Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.
[2] 8,000,000 junior preference shares, series (X), 8,000,000 junior preference shares, series (Y) and 4,000,000 junior preference shares, series (Z) were redeemed on August 11, 2005, as previously announced.

Declared Dividends

The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn $ 0.12	February 28, 2006	March 15, 2006
Preferred Shares, Series 1	N/A	Cdn $ 0.02	February 15, 2006	March 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	February 28, 2006	March 12, 2006
		Floating rate	March 31, 2006	April 12, 2006
		Floating rate	April 28, 2006	May 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn $ 0.2863	February 15, 2006	March 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	February 28, 2006	March 12, 2006
		Floating rate	March 31, 2006	April 12, 2006
		Floating rate	April 28, 2006	May 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn $ 0.38125	April 15, 2006	May 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn $ 0.40625	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$ 0.375	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$ 0.3906	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$ 0.4063	March 15, 2006	March 31, 2006

Falconbridge Limited
Production Volumes

Mine Production (tonnes,except as noted)	100% basis, except as noted	Fourth Quarter 2005	Fourth Quarter 2004	Twelve months ended December 31 2005	Twelve months ended December 31 2004
Copper					
Copper business					
Kidd Creek		**10,570**	8,878	**42,738**	41,029
Antamina	**(33.75%)**	**35,194**	34,645	**126,417**	122,205
Collahuasi	**(44%)**	**48,000**	58,247	**182,248**	205,116
Lomas Bayas		**15,039**	15,680	**63,147**	62,041
		108,803	117,450	**414,550**	430,391
Matagami		–	624	–	6,617
Brunswick		**1,386**	1,901	**5,894**	6,547
Sudbury		**4,225**	6,775	**23,367**	24,694
Montcalm		**1,221**	830	**4,996**	1,188
Raglan		**1,179**	1,734	**5,842**	6,867
Other		–	3,849	**7,485**	14,387
		116,814	133,163	**462,134**	490,691
Nickel					
Sudbury		**3,924**	5,674	**19,708**	22,602
Montcalm		**2,268**	1,524	**9,006**	2,152
Raglan		**4,601**	6,683	**22,224**	26,552
		10,793	13,881	**50,938**	51,306
Ferronickel		**7,346**	7,174	**28,668**	29,477
Zinc					
Zinc business					
Brunswick		**59,360**	67,589	**265,648**	268,068
Matagami		–	7,297	–	98,901
		59,360	74,886	**265,648**	366,969
Kidd Creek		**22,458**	30,761	**119,960**	87,847
Antamina	**(33.75%)**	**5,095**	8,193	**62,216**	64,157
Other		–	2,316	**6,016**	9,277
		86,913	116,156	**453,840**	528,250
Lead		**16,735**	18,927	**75,417**	73,735
Silver – 000 ounces					
Copper business					
Kidd Creek		**780**	809	**3,677**	3,848
Antamina	**(33.75%)**	**839**	559	**3,307**	2,718
		1,619	1,368	**6,984**	6,566
Brunswick		**1,232**	1,651	**5,924**	5,999
Matagami		–	29	–	391
Other		–	53	**179**	232
		2,851	3,101	**13,087**	13,188
Metal Production (tonnes,except as noted)					
Refined copper					
Copper business					
CCR		**89,069**	78,767	**304,184**	288,395
Kidd Creek		**10,137**	32,501	**111,231**	115,578
Collahuasi	**(44%)**	**6,697**	6,895	**26,698**	25,610
Lomas Bayas		**15,039**	15,680	**63,147**	62,041
		120,942	133,843	**505,260**	491,624
Nikkelverk		**10,042**	8,806	**38,681**	35,643
		130,984	142,649	**543,941**	527,267
Copper anodes					
Horne		**41,214**	37,686	**146,952**	149,730
Kidd Creek		**12,718**	33,117	**118,973**	118,240
Altonorte		**78,714**	78,879	**297,567**	266,440
		132,646	149,682	**563,492**	534,410
Refined nickel					
Nikkelverk		**20,802**	20,458	**84,886**	71,410
Falcondo		**7,346**	7,174	**28,668**	29,477
		28,148	27,632	**113,554**	100,887
Refined zinc – Kidd Creek		**8,509**	33,933	**113,711**	121,557
Primary aluminum		**62,258**	62,302	**245,581**	247,472
Fabricated Aluminum		**43,203**	42,011	**177,910**	173,853
Alumima	**(50%)**	**146,791**	139,345	**588,313**	139,345
Bauxite	**(50%)**	**418,417**	447,000	**1,872,394**	447,000
Refined lead		**23,882**	25,892	**76,116**	83,829
Molybdenum concentrate					
Antamina	**(33.75%)**	**772**	565	**2,268**	1,210
Collahuasi	**(44%)**	**357**	–	**357**	–
		1,129	565	**2,625**	1,210
Refined gold – 000 ounces		**256**	273	**908**	1,102
Refined silver – 000 ounces		**7,728**	8,454	**33,215**	37,274

Information on the Falconbridge Group

Segmented Information

	Fourth Quarter 2005 (unaudited)					
($ US millions)	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 1,276	489	155	244	1	$ 2,165
Operating expenses						
Mining, processing and refining costs	246	235	33	162	9	685
Purchase of raw materials	600	131	91	44	1	867
Depreciation, amortization and accretion	71	48	7	17	7	150
	$ 917	414	131	223	17	$ 1,702
Income (loss) generated by operating assets	$ 359	75	24	21	(16)	$ 463
Interest expense, net						(36)
Corporate and general administration						(26)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(1)
Income before undernoted						$ 384
Other income						14
Tax expense						(118)
Net income from continuing operations						$ 280
Discontinued operations, net of tax						–
Net Income						$ 280
Capital investments	$ 75	165	8	24	6	$ 278

	Fourth Quarter 2004 (unaudited)					
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 997	495	119	257	(1)	$ 1,867
Operating expenses						
Mining, processing and refining costs	227	174	45	102	(1)	547
Purchase of raw materials	534	105	60	116	1	816
Depreciation, amortization and accretion	66	48	9	10	2	135
	$ 827	327	114	228	2	$ 1,498
Income (loss) generated by operating assets	$ 170	168	5	29	(3)	$ 369
Interest expense, net						(28)
Corporate and general administration						(21)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(78)
Income before undernoted						$ 228
Other income						73
Tax expense						(104)
Net income from continuing operations						$ 197
Discontinued operations, net of tax						(54)
Net Income						$ 143
Capital investments	$ 68	115	2	14	8	$ 207

Segmented Information

($ US millions)	Copper	Nickel	Zinc	Aluminum	Other	Total
	Twelve Months ended December 31, 2005					
Revenues	$ 4,421	2,146	504	1,077	–	$ 8,148
Operating expenses						
Mining, processing and refining costs	993	810	168	583	(16)	2,538
Purchase of raw materials	2,082	574	243	335	1	3,235
Depreciation, amortization and accretion	260	165	33	53	44	555
	$ 3,335	1,549	444	971	29	$ 6,328
Income (loss) generated by operating assets	$ 1,086	597	60	106	(29)	$ 1,820
Interest expense, net						(152)
Corporate and general administration						(80)
Research, development and exploration						(59)
Minority interest in earnings of subsidiaries						(155)
Income before undernoted						$ 1,374
Other income						17
Tax expense						(511)
Net income from continuing operations						$ 880
Discontinued operations, net of tax						(8)
Net Income						$ 872
Total assets,excluding cash and short-term investments	$ 6,087	3,316	385	1,044	700	$ 11,532
Capital investments	$ 258	367	21	56	35	$ 737

	Copper	Nickel	Zinc	Aluminum	Other	Total
	Twelve Months ended December 31, 2004					
Revenues	$ 3,592	1,824	415	935	(2)	$ 6,764
Operating expenses						
Mining, processing and refining costs	803	604	158	420	(9)	1,976
Purchase of raw materials	1,882	447	187	388	–	2,904
Depreciation, amortization and accretion	234	136	56	38	29	493
	$ 2,919	1,187	401	846	20	$ 5,373
Income (loss) generated by operating assets	$ 673	637	14	89	(22)	$ 1,391
Interest expense, net						(120)
Corporate and general administration						(66)
Research, development and exploration						(47)
Minority interest in earnings of subsidiaries						(297)
Income before undernoted						$ 861
Other income						84
Tax expense						(351)
Net income from continuing operations						$ 594
Discontinued operations, net of tax						(73)
Net Income						$ 521
Total assets,excluding cash and short-term investments	$ 4,544	2,015	400	1,003	782	$ 8,744
Capital investments	$ 285	316	5	32	28	$ 666

On 21 February 2006, Falconbridge made the following public announcement:
"INCO ANNOUNCES EXTENSION OF ITS OFFER FOR FALCONBRIDGE

Toronto, February 21, 2006 – Falconbridge Limited announced today that, based upon the results of recent discussions with competition authorities in the United States and Europe, Inco Limited (TSX, NYSE:N) plans to extend the date that its offer to acquire all of the common shares of Falconbridge will remain open for acceptance from February 28, 2006 to June 30, 2006. This extension is intended to provide additional time for the competition authorities to complete their review of the pending transaction.

For more information, visit www.inco.com/newscentre/newsreleases/ to view Inco's press release.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

This news release contains forward-looking statements regarding Inco's offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco's and Falconbridge's reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco's views as of the date of this release. While Falconbridge anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.

Important Legal Information
This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com."

On 2 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE LIMITED'S HORNE SMELTER IN ROUYN-NORANDA REACHES AN AGREEMENT IN PRINCIPLE WITH UNION ON COLLECTIVE AGREEMENT

Rouyn-Noranda, March 2, 2006 – Falconbridge Limited is pleased to announce that it has reached an agreement in principle for the renewal of a collective agreement with the Union bargaining team representing its employees at the Horne Smelter in Rouyn-Noranda in Quebec.

"Both parties worked hard since the beginning of negotiations and very long hours in the past few days to reach this agreement. I salute the professionalism of all participants and their efforts to arrive at this result. We believe at Falconbridge that we have a fair agreement which balances the needs of employees as well as of those of the Company," said Marcel Faucher, General Manager of Falconbridge's Horne Smelter.

Union Executives from the Syndicat des travailleurs de la mine Noranda (CSN) will submit the agreement in principle to employees on Friday March 3 for a ratification vote. The agreement covers a three-year period from 2006 to 2009.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500

people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 3 March 2006, Falconbridge made the following public announcement:
"UNION MEMBERS OF FALCONBRIDGE'S HORNE SMELTER APPROVE AGREEMENT IN PRINCIPLE

Rouyn-Noranda, March 3, 2006 – Falconbridge Limited is pleased to announce that the members of the Syndicat des travailleurs de la Mine Noranda – CSN voted in favour of the agreement in principle for the renewal of the collective agreement concluded between Union executives and the Company. 74% of employees attending the meeting voted to ratify the agreement.

"We are very pleased that employees approved the agreement. I believe we are entering a new constructive era in our labour relations and the negotiations we just concluded position us well for the future," stated Marcel Faucher, General Manager of Falconbridge's Horne Smelter.

The new collective agreement provides for a salary increase of close to 6% over three years. We have made notable progress regarding the following issues:

- Giving access to positions while respecting workers' seniority
- Improving the training process
- Making the employee turnover mechanism more efficient
- Securing employees with regards to subcontracting
- Voluntary early retirement opportunities

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 7 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE PROVIDES UPDATE AND PRELIMINARY RESOURCE ESTIMATE FOR THE ARAGUAIA NICKEL PROJECT, PARA STATE, BRAZIL

Toronto, March 7, 2006 – Falconbridge Limited's wholly-owned Brazilian subsidiary, Falconbridge Brasil Ltda., today announced a preliminary inferred resource estimate for two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted by the Company.

Background information with respect to the project can be obtained by referring to the previous release dated, September 6, 2005. A complete listing of the diamond drill information and location maps may be viewed on the company's web site at www.falconbridge.com. The company will be making a presentation on the project at the New Discoveries Session at the Prospectors and Developers Association convention in Toronto, Canada on March 8.

These are completely new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration team in October of 2004.

Diamond drilling on the Araguaia Nickel Project continues with three diamond drills. Two deposits are being delineated on the project, the largest at this point being the Serra do Tapa deposit. The second deposit, Vale dos Sonhos, is located 10 kilometres to the southeast. To date, inferred mineral resource estimate using a 1% nickel grade cut off is as follows:

Inferred Mineral Resources @ 1.0% Ni cut-off grade

TARGET	RESOURCE Mt	Ni (%)	Co (%)	Fe (%)	MgO (%)	SiO2 (%)	Si/Mg Ratio
SERRA DO TAPA	60.3	1.5	0.05	18.0	16.5	40.0	2.4
VALE DOS SONHOS	13.0	1.5	0.07	20.3	19.4	32.0	1.6
GLOBAL	73.3	1.5	0.06	18.4	17.0	38.6	2.3

The resource is based on 551 diamond drill holes (23,565 metres) completed on a 160-metre by 80-metre grid. The resource was calculated using a Plan Polygonal method with a 90-metre radius from each drill hole and a 2-metre maximum waste gap. Of the holes drilled at the deposits to date, 350 contain mineralized intercepts with grades greater than 1% nickel and 186 were below cut-off. The Serra do Tapa deposit has been almost completely delineated but has potential for modest expansion along its eastern margin where it is not fully closed off. The Vales dos Sonhos deposit remains open to the north and south and current drilling indicates it has potential to expand to the southeast. Composites are calculated using 2-metre minimum intervals. Specific Gravity (SG) has been characterized for various facies of mineralization and average for the deposits is SG = 1.2.

Overburden at the Serra do Tapa deposits ranges from 0 – 49 metres and averages 9 metres thick. At the Vale dos Sonhos deposit, overburden ranges from 0 – 19 metres and averages 5 metres thick. The mineralized intervals at Serra do Tapa range from 2 – 84 metres thick and average 18 metres thick, at Vale dos Sonhos the range is 2 – 21 metres with an average of 8 metres.

The resource estimates was prepared by Falconbridge geologist Chris Wright, P. Geo., Senior Project Geologist under the supervision of Marc Antoine Audet, P.Geo., Director of International Nickel Laterite Exploration. Both of whom are Qualified Persons as defined under National Instrument 43-101.

The mineralization is predominantly characterized as saprolite and transitional material and only a minor component of limonite (approximately 12%). In-fill drilling is continuing in select areas to reduce the drill spacing to 80 metres by 80 metres and work is in progress to establish a protocol for completing sampling for initial metallurgical test work that will be used to support an economic scoping study. In addition, drilling continues to delineate extensions of the known resources. This work will continue through 2006.

Quality Control

Direct supervision of the project is by Helio Diniz, the Company's Exploration Manager in Brazil with oversight by David Gower (P.Geo). Mr. Gower is the General Manager of Nickel Exploration and a Qualified Person under National Instrument 43-101 guidelines. The company employs a QA/QC protocol on all aspects of the analytical procedures. Core samples are split on plastic sheets in order to preserve fines and one half of the core is restored to the core box for future reference. Samples are taken in one-metre intervals or less. Initially sample preparation was completed at the SGS-Lakefield preparation lab at Parauapebas and assayed at SGS-Lakefield lab in Belo Horizonte using XRF. Since sample preparation is now completed on site in a sample preparation facility operated by SGS-Lakefield. A blank sample is inserted every forty samples and standard samples representing a range of grades are inserted at intervals of twenty samples. Five percent of pulps are re-analysed at ALS-Chemex, Vancouver.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 9 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE PROVIDES UPDATE ON STATUS OF LABOUR NEGOTIATIONS

Toronto, Ontario – March 9, 2006 – Falconbridge Limited today provided the following update on labour negotiations occurring within the company:

Completed Negotiations

Agreements at Falcondo, the Horne smelter and St. Ann bauxite mine were achieved earlier in the year.

Falcondo

On February 17, Falcondo (Falconbridge Dominicana C. por A.) signed a letter of intent on the terms of a new collective agreement with its union, Sindicato Unido de Trabajadores de la Falconbridge Dominicana (SUTRAFADO). The terms of the agreement are retroactive to December 4, 2005.

The prior collective agreement expired in December 2005 and the company and the union agreed to negotiate beyond deadline, as was the case in the negotiation of prior agreements. The new agreement was achieved without work disruption and was ratified by employees on February 22.

Falcondo is a surface mining operation that has the capacity to produce 29,000 tonnes of nickel contained in ferronickel annually. Ferronickel is a combination of iron and nickel used almost exclusively by the stainless steel industry. The property is situated in the Dominican Republic, in the town of Bonao, 80 kilometres north of Santo Domingo. The facilities include a metallurgical treatment plant, a crude oil refinery and a 200-megawatt thermal power plant. Falconbridge owns 85.26% of the outstanding shares of Falcondo.

Horne Smelter

On March 1, Falconbridge signed an agreement in principle on a new collective agreement with Le Syndicat de travailleurs de la mine Noranda (CSN), the union representing approximately 380 workers at the Company's Horne smelter in Rouyn-Noranda, Quebec. The prior collective agreement expired the same day.

The new agreement was achieved without work disruption and was ratified by employees on March 3. The new collective agreement expires on March 1, 2009.

The Company is pleased that negotiations progressed constructively and that an agreement was reached without disruption. The Horne smelter is a custom copper smelter that uses both copper concentrates and precious metal-bearing recyclable materials as its feedstock to produce a 99.1% copper anode. In October 2005, the smelter returned to operating at full capacity. It processes 800,000 tonnes of copper and precious metal-bearing materials per year, yielding 180,000 tonnes of anode copper and 600,000 tonnes of sulphuric acid.

St. Ann Bauxite mine

In February, St. Ann's Union of Technical, Administrative and Supervisory Personnel reached an agreement with the company. There were no production disruptions during this time as a result of the negotiations. There are approximately 60 employees represented in the bargaining unit.

The contract is retroactively effective to January 1, 2004 and expires on December 31, 2007. The St. Ann Bauxite mine is located on the north coast of Jamaica in Discovery Bay. Falconbridge acquired a 50% interest in the mine in October 2004. The mine provides raw materials for Falconbridge's New Madrid, Missouri, primary aluminum reduction facility. Annual bauxite production capacity is 4.5 million tonnes of ore. The mine employs approximately 450 people.

Negotiations to be Completed

Ten additional collective agreements with Falconbridge will be negotiated during 2006. They are:

- Brunswick Mine and Brunswick Smelter, New Brunswick – Contracts expired on February 28. The company and union locals agreed to negotiate beyond the contract expiry date, as was the case during the last negotiations in 2003. Both locations continue to operate normally.

- General Smelting, Quebec – Contract expired January 31. The Company and union agreed to negotiate beyond the expiry of the contract. The facility continues to operate normally.

- Bulk Handling Operation, Bathurst, New Brunswick – contract expires March 31

- Raglan, Quebec – contract expires April 30

- Lomas Bayas, Chile – contract expires April 30

- Nikkelverk, Norway – contract expires May 31
- Antamina, Peru – contract expires July 24
- Norandal, Salisbury, North Carolina – contract expires November 20
- Altonorte smelter, Chile – contract expires December 12

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 15 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE LIMITED ANNOUNCES ITS INTENTION TO MAKE AN OFFER FOR ALL OF THE SHARES OF ITS SUBSIDIARY NOVICOURT INC. NOT ALREADY OWNED BY FALCONBRIDGE

TORONTO, March 15, 2006 – Falconbridge Limited ("Falconbridge") announces that it intends to make an offer by way of a takeover bid for all of the outstanding common shares of Novicourt Inc. ("Novicourt") that it does not already own at a cash offer price of Cdn$2.30 per Novicourt share. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt.

The proposed offer would be subject to not less than 50% of the shares of Novicourt not already owned by Falconbridge being tendered.

Falconbridge has communicated its intention to make this offer to the Board of Directors of Novicourt. Falconbridge understands that the Novicourt Board of Directors has formed a special committee of independent directors to review the offer and to supervise a formal valuation of Novicourt in accordance with applicable securities laws. Falconbridge is expected to issue and mail its offer to the shareholders of Novicourt as soon as practicable following the completion of the formal valuation.

The cash offer price represents an 11.6% premium to the average closing share price of Novicourt shares over the past 90 days and an approximate 21.1% premium to the present estimated net asset value of Novicourt.

On successful completion of the bid Falconbridge, if necessary, intends to initiate a second step acquisition transaction for the remaining shares of Novicourt in order that Novicourt continue as a wholly-owned private company subsidiary of Falconbridge.

Falconbridge Limited
Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION
Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our intention to make the offer, and (ii) our intention to undertake a second step transaction. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and making of the offer to acquire all of Novicourt's common shares; the approvals or clearances required to be obtained by Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings

by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge."

On 16 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE ANNOUNCES REDEMPTION OF US$500 MILLION IN JUNIOR PREFERENCE SHARES

TORONTO, March 16, 2006 – Falconbridge Limited today announced that it intends to redeem a total of 20,000,000, or US$500 million, of its outstanding Junior Preference Shares. The Junior Preference Shares will be redeemed on April 26, 2006 from holders of record on March 22, 2006. Falconbridge intends to utilize its internal cash resources to fund the redemption.

In accordance with the terms of the Junior Preference Shares, Falconbridge will redeem shares of each series of the Junior Preference Shares on a pro rata basis as follows: 8,000,000 Junior Preference Shares, Series 1 (approximately 67% of shares outstanding, TSX: NRD.PR.X), 8,000,000 Junior Preference Shares, Series 2 (approximately 67% of shares outstanding, TSX: NRD.PR.Y), and 4,000,000 Junior Preference Shares, Series 3 (approximately 67% of shares outstanding, TSX: NRD.PR.Z). The number of shares to be redeemed from each holder within each series of Junior Preference Shares will also be determined on a pro rata basis. Each Junior Preference Share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including March 31, 2006 to and including April 25, 2006.

After giving effect to the redemption of the 20,000,000 Junior Preference Shares, the company will have outstanding 3,999,899 Junior Preference Shares, Series 1, 3,999,899 Junior Preference Shares, Series 2, and 1,999,903 Junior Preference Shares, Series 3.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "will" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Falconbridge, to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in Falconbridge's Annual Report on form 40-F filed with the Securities and Exchange Commission. Falconbridge does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise."

On 21 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE ENACTS SHAREHOLDER RIGHTS PLAN TO PREVENT CREEPING TAKEOVER

Toronto, Ontario – March 21, 2006 – Falconbridge Limited announced today that the Company has enacted a new shareholder rights plan, effective immediately. This plan is designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The plan will also provide the share ownership stability to

protect the opportunity for shareholders to tender to the existing Inco Limited takeover offer or any other bid for the Company. The Board continues to be of the view that a creeping takeover would be detrimental to the best interests of the shareholders and not in the best interest of the Company.

The rights plan will not prevent an offer made to all shareholders for all of their shares.

During recent shareholder visits in North America and in Europe, many of the Company's shareholders have voiced both the need to permit any offer for all shares and their concerns with the possibility of a creeping takeover. The plan gives the Board of Directors an effective tool in responding to an attempt to acquire control through a progressive increase in ownership without an offer to all shareholders.

The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Corporation's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable.

Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares. If at the expiry of the bid at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares.

The issuance of the shares upon exercise of the rights is subject to receipt of certain regulatory approvals. The rights plan must be confirmed by shareholders within six months.

Advisory Support
The Company has retained the services of CIBC World Markets as financial advisors and McCarthy Tétrault LLP as legal advisors.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 27 March 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE ANNOUNCES WEBCAST OF FIRST QUARTER 2006 FINANCIAL RESULTS CONFERENCE CALL

TORONTO, March 27, 2006 – Falconbridge Limited announced today that it will webcast on a live, listen-only basis, its first quarter financial results conference call on Tuesday April 25, 2006 at 2:00 p.m. EDT. The results for the Company will be released via CCNMatthews on Tuesday April 25, 2006 before markets open.

During the meeting, senior management from the Company will review first quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Relations" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 10 April 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE SHARES CDN$9.3 MILLION OF RAGLAN'S OPERATING PROFIT WITH INUIT COMMUNITIES

Montréal, Québec, April 10, 2006 – Falconbridge Limited is pleased to announce that it has presented a cheque in the amount of Cdn$9.3 million to the Makivik Corporation during a ceremony held in the Inuit community of Kangirsuk, representing the share of the profits generated by the operations of the Raglan nickel mine located in the Nunavik Territory of Northern Quebec.

"We continue to work with Inco to seek U.S. and European regulatory approval for the proposed combination of Inco and Falconbridge. Discussions with officials at both the U.S Department of Justice and the European Commission continue to be constructive as we await approvals from both regulatory bodies."

Corporate Developments

Inco Offer

On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. (At the closing market price of Inco's stock on April 24, 2006, the offer is valued at approximately Cdn$40.67 per Falconbridge common share). Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects and would benefit from estimated annual synergies of approximately $350 million – with this run rate beginning in mid-2008.

Inco has obtained regulatory clearances from the Canadian Competition Bureau and it continues to proceed to meet all information and other requests from the U.S. Department of Justice and the E.U. competition authorities.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 182.

Redemption of Junior Preference Shares

On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge will utilize existing cash balances to fund the redemption.

Statements regarding the financing activities of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information".

Financial Results

Revenues for the first quarter of 2006 were $2.9 billion, 51% higher than revenues of $1.9 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms charged by Falconbridge copper smelters. Business unit revenues were 83% higher for copper, 9% higher for nickel, 67% higher for zinc and 14% higher for aluminum.

Operating expenses totaled $2.1 billion in the first quarter, compared to $1.4 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $743 million from $595 million in the first quarter of 2005 due to higher levels of copper anode and copper cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 6% to US$0.87 from US$0.82 during the first quarter of 2005.

The value of raw material feed purchases was $1,207 million, 67% higher than $722 million in 2005 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

Depreciation, amortization and accretion expense increased to $169 million from $118 million a year ago, with $30 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest

expense increased to $32 million from $28 million in the first quarter of last year due to the impact of junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Minority interest in earnings of subsidiaries decreased to $2 million from $94 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $222 million from $124 million during the first quarter of 2005, due to the overall increase in profitability.

Income generated by operating assets for the first quarter was $739 million, 61% higher than $459 million in the first quarter of 2005. Income generated by operating assets increased 112% to $489 million in the copper business, decreased 24% to $148 million in the nickel business, increased from $6 million to $64 million in the zinc business and increased 34% to $47 million in the aluminum business.

Net income totaled $462 million, or $1.23 per basic common share and $1.21 per diluted common share, for the first quarter 2006, 163% higher than net income of $176 million or $0.58 per basic and $0.57 per diluted common share in the same period of 2005. Higher net income reflects higher realized metal prices and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $12.9 billion as at March 31, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects, higher working capital levels due to increasing metals prices and cash retained in the business generated by higher earnings.

Liquidity And Capital Initiatives

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

The Company's committed bank facilities, which expire in 2010, total $780 million. At March 31, 2006, these lines were essentially undrawn.

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $668 million during the first quarter of 2006. Total liquidity remains strong, with over $1.8 billion of cash and undrawn lines at March 31, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 33.3% at the end of the quarter, a reduction of 300 basis points since the end of 2005.

On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge has benefited from high earnings and cashflow generation and will utilize existing cash balances to fund the redemption.

Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $98 million during the first quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments.

Statements regarding future financial requirements and fund of those requirements are subject to various risks and assumptions. See "Forward-looking Information".

Realized nickel prices of $6.84/lb. decreased by 3% in the quarter compared with $7.03/lb. in the corresponding period in 2005. Realized ferronickel prices of $6.63/lb. decreased by 1% from $6.70/lb. in the first quarter of 2005. Realized cobalt prices of $12.41/lb. decreased by 29% in the quarter, compared with $17.44/lb. in the same period in 2005.

Costs

Total operating expenses increased to $433 million from $341 million in the first quarter of 2005. Mining, processing and refining costs increased to $214 million from $170 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations, increases in energy prices and increased sales volumes. The value of purchased raw material feeds increased to $166 million from $142 million in the first quarter of 2005 due to increased purchased material volumes and higher payable copper prices. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.38 in the first quarter of 2006 compared with $2.94 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines was $2.60. The $0.09/lb., or 4%, increase from 2005 costs was the result of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. These higher costs offset the impact of increased by-product credits that resulted from higher by-product metal prices.

At Falcondo, operating cash cost per pound of ferronickel was $4.82 in 2006 compared with $3.88 in 2005. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from $38.83 per barrel in 2005 to $52.15 per barrel in 2006. Oil is the source of fuel for the electricity plant operated on site and represented 71% of total operating costs at Falcondo during the first quarter of 2006.

Income generated by operating assets

First quarter operating income for the nickel business totaled $148 million, compared to $194 million in the first quarter of 2005. The $46 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and the higher value of purchased raw materials. Depreciation charges increased due to the amortization of the fair value increment associated with the merger with Noranda. Higher costs offset the beneficial impact of slightly higher sales volumes during the quarter versus the same period a year ago.

Production

Total refined nickel production increased 2% to 28,400 tonnes during the quarter versus 27,900 tonnes during the same period in 2005. Total mined nickel production was 1,000 tonnes lower at 19,500 tonnes.

Sudbury mines production was 4,500 tonnes of nickel and 6,200 tonnes of copper during the first quarter of 2006, compared with 6,100 tonnes of nickel and 6,000 tonnes of copper in the first quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower nickel ore grades. At Raglan, nickel-in-concentrate production in the quarter was 5,300 tonnes and copper production was 1,300 tonnes, compared with 6,000 tonnes of nickel and 1,500 tonnes of copper in 2005. The decrease in Raglan production was due to the impact of lower ore grades. The Montcalm mine produced 2,800 tonnes of nickel and 1,400 tonnes of copper compared to 2,000 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

At the Sudbury smelter, nickel-in-matte production in the first quarter of 2006 decreased to 15,800 tonnes from 17,400 tonnes in the same period of 2005, as a result of the treatment of lower concentrate tonnages (due to reduced mine feeds) with lower feed grades.

At the Nikkelverk refinery, nickel production during the quarter was 21,500 tonnes in the first quarter of 2006, essentially unchanged from the same period in 2005.

The Falcondo ferronickel refinery produced 6,900 tonnes of nickel in ferronickel, compared with 6,500 tonnes in the first quarter of 2005.

Other Developments

A two-week Sudbury smelter shutdown is planned in May 2006 as part of the Company's ongoing preventative maintenance program.

Zinc Business Unit (unaudited)

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined zinc (MT)	**64,800**	67,100	(3%)
	refined zinc (MT)[1]	**15,400**	16,700	(8%)
	mined lead (MT)	**19,000**	18,900	1%
	refined lead (MT)	**22,400**	21,600	4%
Sales:	contained zinc (MT)[2]	**68,400**	94,800	(28%)
	contained lead (MT)	**29,700**	26,500	12%
Revenues ($ millions)		**199**	119	67%
Realized zinc price ($/lb.)		**1.07**	0.63	70%
Mining, processing and refining costs ($ millions)		**52**	50	4%
Cash costs ($/lb. of zinc)		**0.41**	0.40	3%
Income from operating assets ($ millions)		**64**	6	

(1) 25% of the Noranda Income Fund CEZ refinery zinc production
(2) Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues
Zinc business revenues increased to $199 million, an increase of 67% compared to the $119 million recorded during the first quarter of 2005. The increased revenue was due to higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the first quarter was $1.07/lb., an increase of 70% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the first quarter was $0.63/lb., versus $0.49/lb. in the same period last year. Silver LME prices increased to $9.69 per ounce from $6.97 per ounce in the same quarter a year ago.

In the first quarter of 2006, sales volumes of zinc-in-concentrates decreased 28% to 68,400 tonnes from 94,800 tonnes in the first quarter of 2005. Lower zinc sales volumes reflect the build-up of inventory to be shipped to the Noranda Income Fund in the second quarter and the timing of vessel shipments and arrivals. First quarter 2006 lead metal sales increased to 29,700 tonnes from 26,500 tonnes in the same period a year ago.

Costs
Mining, processing and refining costs increased to $52 million from $50 million in the same period last year, while the value of purchased raw materials increased to $76 million from $54 million in the first quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.41 in the first quarter of 2006 from $0.40 for the same period in 2005 due to a stronger Canadian dollar and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver sales prices.

Income generated by operating assets
The first quarter 2006 operating income of the zinc business was $64 million, compared with $6 million for the first quarter of 2005. The $58 million improvement resulted primarily from the higher metal prices.

Production
Contained zinc production was 64,800 tonnes in the first quarter of 2006, compared to 67,100 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades and the residual effects of a rock burst which occurred at the Brunswick Mine in November, 2005. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 15,400 tonnes, versus 16,700 tonnes during the first quarter of 2005. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,300 tonnes during the first quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

Lead metal production at the Brunswick smelter was 22,400 tonnes in the first quarter of 2006 compared to 21,600 tonnes in the same period in 2005, due to an unplanned maintenance shutdown during first quarter 2005 which resulted in lower production.

Aluminum Business Unit (unaudited)

	Q1 2006	Q1 2005	Y-O-Y Change (%)
Production: primary (MT)	**62,300**	**61,400**	**1%**
Sales: primary (MT)	**56,400**	**56,600**	**-**
Shipments: fabricated (MT)	**46,400**	**45,600**	**2%**
Revenues ($ millions)	**310**	**271**	**14%**
Realized aluminum price ($/lb.)	**1.13**	**0.92**	**23%**
Mining, processing and refining costs ($ millions)	**156**	**139**	**12%**
Cash costs ($/lb. of aluminum)	**0.67**	**0.59**	**14%**
Income from operating assets ($ millions)	**47**	**35**	**34%**

Revenues

Aluminum business revenues increased to $310 million, 14% higher than the $271 million recorded during the first quarter of 2005. Third-party sales of primary aluminum were essentially the same at 56,400 tonnes, compared to the first quarter of 2005. First quarter rolled products sales volumes also increased by 2% to 46,400 tonnes compared to 45,600 tonnes the same period a year ago. The realized primary aluminum price increased 23% to $1.13/lb. versus $0.92/lb. in the same period in 2005.

Costs

Aluminum business operating expenses increased 11% to $263 million compared to $236 million during the first quarter of 2005. Mining, processing and refining costs increased to $156 million from $139 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $94 million in the first quarter 2006 compared to $85 million the same period last year, due to increased aluminum prices.

The operating cash cost per pound of primary aluminum metal production was $0.67/lb. in the first quarter of 2006, an increase from $0.59/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 7% higher in the first quarter of 2006, compared with the same period in 2005, resulting from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

First quarter 2006 operating income for the aluminum business was $47 million compared with $35 million for the first quarter of 2005. The $12 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

In the first quarter of 2006, primary aluminum production was higher at 62,300 tonnes, compared to 61,400 tonnes in the same period in 2005. For the rolled products operations, shipments were higher at 46,400 tonnes compared with 45,600 tonnes for the first quarter of 2005.

Other Developments

At the Huntingdon rolling mill, the installation and ramp-up of a new hot aluminum caster was completed, two months ahead of schedule. With additional annualized capacity of 33 million pounds, the new caster was running at capacity levels by the end of the first quarter, allowing the rolled products division to take advantage of exceptionally strong end-use markets for aluminum sheet and foil in North America.

Production Forecast

Production		2006 Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined	**475,000**	462,000
	Refined	**635,000**	544,000
Nickel:	Mined	**82,000**	80,000
	Refined	**115,000**	114,000
Zinc:	Mined	**460,000**	454,000
	Refined[1]	**210,000**	182,000
Aluminum	Primary	**250,000**	246,000
	Fabricated	**195,000**	178,000

[1] Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Labour Agreements

During the quarter, labour agreements were achieved at the Falcondo ferronickel operation in the Domincan Republic, the Horne smelter in Rouyn, Quebec and with supervisory and administrative personnel at the St. Ann bauxite mine in Jamaica. Negotiations at the Brunswick Mine, Brunswick Smelter and Bulk Handling Operations in New Brunswick, as well as General Smelting in Quebec, are ongoing.

In the second quarter of 2006, the following collective agreements are up for renewal:

- Raglan Mine (Quebec) – April 30
- Lomas Bayas (Chile) – April 30
- Nikkelverk (Norway) – May 31

Development Projects Update

Copper Projects

Collahuasi, Chile

The completion of the mill expansion and transfer of mining operations to the Rosario pit was completed in 2005 and since start-up the operating experience has demonstrated the potential to increase the throughput of Collahuasi from the initial design capacity of 110,000 tonnes per day to over 150,000 tonnes per day. The focus of the management team is on the continued optimization of the current facilities through a series of debottlenecking initiatives which will allow for increased production.

Further expansion is also being assessed due to the existing large and growing resource base. Although the current resource base could support further expansion on its own, exploration efforts have also identified a new high grade zone (named "Rosario West"), which is approximately 250 metres south of the Rosario pit. In addition, other geological anomalies have also been identified which could further increase the size of the Rosario West resource, currently estimated to be in excess of 250 million tonnes of 1.5% copper. The strategy is to further define the potential of this new resource which, given its size and high copper grades, could provide the most profitable ore to support a further expansion in copper production.

Antamina, Peru

Adding additional grinding capacity is being assessed with the potential installation of a pebble crushing circuit which would assist in the crushing of ores and increase the overall throughput and production of metal in concentrate. Engineering is currently being completed with a decision to implement expected in 2006.

Lomas Bayas Expansion, Chile

As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and is now complete. Construction of the pilot plant was completed in August 2005 and pilot testing is expected to be completed in August 2006. The results of conceptual studies to optimize the development of Fortuna and integration with Lomas are being assessed. A decision on which alternative to pursue will be made later in 2006.

Kidd Mine D Project, Canada

Work on the shaft bottom and lateral development was completed in the first quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

El Pachón, Argentina

Located in Argentina and situated less than five kilometres from the Chilean border and the Las Pelambres copper mine, El Pachón is a larger copper deposit with measured and indicated resources of 724 million tonnes of copper grading 0.65%. In 2006, work will progress in road re-opening, environmental baseline data collection, and progression of the project towards the feasibility gate. The study has been initiated and selection of an engineering firm is targeted for the beginning of May 2006.

El Morro, Chile

The El Morro deposit is a large copper porphyry with high gold co-product credits with measured and indicated resources of 466 million tonnes of 0.61% copper and 0.50 g/t gold. In April 2006, Falconbridge will complete a 30,000-metre drilling program (delineation, in-fill and metallurgical drilling) required to support the work plan to achieve the feasibility stage. Samples for metallurgical test work are being collected and laboratory work has started.

Nickel Projects

Raglan Mine Optimization, Canada

With the first phase complete, focus has shifted to developing the phase II scope. The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated. This phase is targeted to be completed in early 2008.

Nickel Rim, Canada

Vent shaft sinking, which began in February 2005, is now at 1,307 metres and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 672 metres. This project is expected to be completed in 2009, with production starting in 2009.

Koniambo, New Caledonia

Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP. The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel SAS will produce 60,000 tonnes of nickel with startup expected in 2009/2010.

Kabanga, Tanzania

The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. The scoping study drilling program and engineering studies are now complete and the scoping study documentation was delivered at the end of the first quarter of 2006. The companies continued to upgrade the resource to measured and indicated categories to support the work plan and diamond drilling is ongoing with seven drills in the ground to define and expand the resource. In addition, systematic exploration of the under-explored Kabanga licence have been initiated and select regional targets are being evaluated.

Zinc Projects

Lennard Shelf, Australia

Falconbridge's Board of Directors has approved the restart of the Lennard Shelf mining operations in Australia, in which the Company has a 50% earn-in right. The other 50% is held by Teck Cominco. The operations are presently under care and maintenance. The mine is expected to produce 70,000 to 80,000 tonnes of zinc per year, on a 100%-basis, for four to five years. The estimated capital cost of the restart is A$23 million on a 100% basis, with an additional A$5 million in pre-production costs. First concentrate production is planned for early 2007.

Exploration Update

Brazil

During the quarter, Falconbridge announced a preliminary inferred resource estimate for two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted and diamond drilling continues with six diamond drills. Two deposits are being delineated on the project, the largest at this point being the Serra do Tapa deposit. The second deposit, Vale dos Sonhos, is located 10 kilometres to the southeast.

Of the holes drilled at the deposits to date, 350 contain mineralized intercepts with grades greater than 1% nickel and 186 were below cut-off. Work is in progress to establish a protocol for completing sampling for initial metallurgical test work that will be used to support an economic scoping study. In addition, drilling continues to delineate extensions of the known resources. This work will continue through 2006. Background information with respect to the project can be obtained by referring to the previous press release dated, September 6, 2005.

Other

Under the terms of the Support Agreement between Inco and Falconbridge, the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). The Corporation has therefore suspended its Dividend Re-Investment Plan. Common shareholders will continue to receive their dividends in cash.

Shares Outstanding and Declared Dividends

Shares Outstanding (as at April 24, 2006)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares[1]	FAL.LV, FAL	372,385,672
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1[2]	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2[2]	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3[2]	FAL.PR.Z	5,999,903

[1] Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

[2] The Company has given notice that 8,000,000 junior preference shares, series 1(FAL.PR.X), 8,000,000 junior preference shares, series 2 (FAL.PR.Y) and 4,000,000 junior preference shares, series 3 (FAL.PR.Z) will be redeemed on April 26, 2006.

Falconbridge Limited
Consolidated Statements of Income

(US$ millions, unaudited)	Three months ended March 31[1] 2006	(Restated) 2005
Revenues	**$ 2,858**	$ 1,894
Operating expenses		
Mining, processing and refining costs	**743**	595
Purchased raw materials	**1,207**	722
Depreciation, amortization and accretion	**169**	118
	2,119	1,435
Income generated by operating assets	**739**	459
Interest expense, net	**32**	28
Corporate and general administration	**24**	17
Research, development and exploration	**11**	11
Minority interest in earnings of subsidiaries	**2**	94
Income before undernoted	**670**	309
Other expense (income)	**(14)**	1
Tax expense	**222**	124
Net income from continuing operations	**$ 462**	$ 184
Discontinued operations, net of tax	**–**	8
Net income	**$ 462**	$ 176
Dividends on preferred shares	**6**	3
Net income attributable to common shares	**$ 456**	$ 173
Net income per common share – Basic		
Continuing operations	**$ 1.23**	$ 0.61
Discontinued operations	**–**	(0.03)
Net income	**$ 1.23**	$ 0.58
Net income per common share – Diluted		
Continuing operations	**$ 1.21**	$ 0.60
Discontinued operations	**–**	(0.03)
Net income	**$ 1.21**	$ 0.57
Basic weighted average number of shares – 000s	**371,729**	**296,856**
Diluted weighted average number of shares – 000s	**378,694**	**304,815**

[1] The 2005 consolidated statement of income represents the consolidated results of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

Falconbridge Limited
Consolidated Statements of Cash Flows

(US$ millions, unaudited)	Three months ended March 31[1] 2006	2005
Cash realized from (used for):		
Operations		
Net income	**$ 462**	$ 176
Charges (credits) not affecting cash:		
Depreciation and amortization	**158**	125
Future taxes	**63**	75
Minority interest	**2**	94
Foreign exchange, and other	**(17)**	(19)
	668	451
Net change in accounts receivable, inventories and payables	**(322)**	(66)
Cash from operations	**346**	385
Investment activities		
Capital investments	**(156)**	(110)
Investments and advances	**–**	(3)
Proceeds on dispositions	**11**	3
Cash used in investment activities	**(145)**	(110)
Financing activities		
Long-term debt, including current portion		
Issued	**1**	13
Repaid	**(57)**	(154)
Issue of shares – common	**14**	8
Dividends paid	**(45)**	(33)
Issue of shares – minority shareholders	**–**	16
Dividends paid to minority shareholders	**–**	(9)
	(87)	(159)
Increase in cash and cash equivalents	**114**	116
Cash and cash equivalents, beginning of period	**886**	884
Cash and cash equivalents, end of period	**$ 1,000**	$ 1,000

[1] The consolidated statement of cashflows for the three months ended March 31, 2005 represent the consolidated statement of cashflows of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

Falconbridge Production and Sales Volumes Summary for three months ending March 31

(tonnes or thousands of ounces)	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1
PRODUCTION (contained basis)										
Mine										
Copper	104,834	106,938	8,900	8,561	2,306	1,335	–	–	**116,040**	**116,834**
Nickel	–	–	12,639	14,050	–	–	–	–	**12,639**	**14,050**
Ferronickel	–	–	6,879	6,474	–	–	–	–	**6,879**	**6,474**
Zinc	37,563	47,598	–	–	64,810	67,067	–	–	**102,373**	**114,665**
Lead	–	–	–	–	19,005	18,893	–	–	**19,005**	**18,893**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	627,531	462,917	**627,531**	**462,917**
Alumina (contained Al)	–	–	–	–	–	–	145,931	150,876	**145,931**	**150,876**
Molybdenum	842	431	–	–	–	–	–	–	**842**	**431**
Cobalt	–	–	287	305	–	–	–	–	**287**	**305**
Silver	1,868	1,749	–	–	1,707	1,638	–	–	**3,575**	**3,387**
Smelter										
Copper – anodes	151,167	125,611	–	–	–	–	–	–	**151,167**	**125,611**
Refined										
Copper – cathodes	143,070	121,585	10,079	8,952	–	–	–	–	**153,149**	**130,537**
Nickel	–	–	21,547	21,456	–	–	–	–	**21,547**	**21,456**
Ferronickel	–	–	6,879	6,474	–	–	–	–	**6,879**	**6,474**
Zinc	37,336	37,965	–	–	15,421	16,713	–	–	**52,757**	**54,678**
Lead	–	–	–	–	22,399	21,594	–	–	**22,399**	**21,594**
Aluminum	–	–	–	–	–	–	62,334	61,373	**62,334**	**61,373**
Molybdenum	–	–	–	–	–	–	–	–	**–**	**–**
Cobalt	–	–	1,310	1,330	–	–	–	–	**1,310**	**1,330**
Silver	8,940	8,210	–	–	–	–	–	–	**8,940**	**8,210**
Gold	228	213	–	–	–	–	–	–	**228**	**213**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	46,413	45,614	**46,413**	**45,614**

(tonnes or thousands of ounces)	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1
SALES[1] (payable basis)										
Mine										
Copper	70,027	59,645	2,516	6,679	–	–	–	–	**72,543**	**66,324**
Nickel	–	–	–	–	–	–	–	–	**–**	**–**
Zinc	6,335	15,150	–	–	68,359	94,823	–	–	**74,694**	**109,973**
Lead	–	–	–	–	6,631	4,751	–	–	**6,631**	**4,751**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	251,221	207,552	**251,221**	**207,552**
Alumina (contained Al)	–	–	–	–	–	–	86,841	89,656	**86,841**	**89,656**
Molybdenum	939	592	–	–	–	–	–	–	**939**	**592**
Cobalt	–	–	–	–	–	–	–	–	**–**	**–**
Silver	459	380	–	–	398	328	–	–	**857**	**708**
Smelter										
Copper – anodes	60,420	31,198	–	–	–	–	–	–	**60,420**	**31,198**
Refined										
Copper – cathodes	150,373	119,951	10,653	8,798	–	–	–	–	**161,026**	**128,749**
Nickel	–	–	21,372	21,266	–	–	–	–	**21,372**	**21,266**
Ferronickel	–	–	8,234	6,515	–	–	–	–	**8,234**	**6,515**
Zinc	35,152	40,932	–	–	–	–	–	–	**35,152**	**40,932**
Lead	–	–	–	–	23,030	21,723	–	–	**23,030**	**21,723**
Aluminum	–	–	–	–	–	–	56,419	56,628	**56,419**	**56,628**
Cobalt	–	–	1,072	874	–	–	–	–	**1,072**	**874**
Silver	8,571	8,314	–	–	–	–	–	–	**8,571**	**8,314**
Gold	158	184	–	–	–	–	–	–	**158**	**184**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	46,413	45,614	**46,413**	**45,614**

	2006 Q1	2005 Q1
REALIZED PRICES[2]		
Copper (US$/lb)	2.29	1.54
Nickel (US$/lb)	6.84	7.03
Ferronickel (US$/lb)	6.63	6.70
Zinc (US$/lb)	1.07	0.63
Lead (US$/lb)	0.63	0.49
Aluminum (US$/lb)	1.13	0.92
Molybdenum (US$/lb)	22.25	30.43
Cobalt (US$/lb)	12.41	17.44
Silver (US$/oz)	9.33	7.17
Gold (US$/oz)	551.88	434.59
REALIZED EXCHANGE RATE		
US$ equivalent of Cdn$1.00	0.87	0.82

Louvicourt Mine Production – 2005

Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	2005 Q1
Copper	3,321
Zinc	2,588
Silver	66

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.
Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.
Note 2: Realized prices are the average from all sales across all business units
Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section."

On 27 April 2006, Falconbridge made the following public announcement:

"FALCONBRIDGE AND THE UNITED STEELWORKERS REACH A TENTATIVE AGREEMENT ON RAGLAN MINE LABOUR CONTRACT

Rouyn-Noranda, April 27, 2006 – Falconbridge Limited and the United Steelworkers of America, Local 9449 are pleased to announce that they have reached a tentative agreement to renew the collective agreement of the Raglan Mine located in Nunavik in Northern Quebec, scheduled to expire on April 30, at midnight.

It is expected that employees will vote on the agreement by May 26, 2006. Both the company and union bargaining teams unanimously recommend the tentative agreement.

Details of the agreement will be released once it has been ratified.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 1 May 2006, Falconbridge published the following financial information:

Falconbridge Limited
Consolidated Statement of Income

(US$ millions, unaudited)	Three months ended March 31 2006	2005
Revenues	**$ 2,858**	$ 1,894
Operating expenses		
Mining, processing and refining costs	**743**	595
Purchased raw materials	**1,207**	722
Depreciation, amortization and accretion	**169**	118
	2,119	1,435
Income generated by operating assets	**739**	459
Interest expense, net	**32**	28
Corporate and general administration	**24**	17
Research, development and exploration	**11**	11
Minority interest in earnings of subsidiaries	**2**	94
Income before undernoted	**670**	309
Other expense (income)	**(14)**	1
Tax expense	**222**	124
Net income from continuing operations	**$ 462**	$ 184
Discontinued operations, net of tax	**–**	8
Net income	**$ 462**	$ 176
Dividends on preferred shares	**6**	3
Net income attributable to common shares	**$ 456**	$ 173
Net income per common share – Basic		
Continuing operations	**$ 1.23**	$ 0.61
Discontinued operations	**–**	(0.03)
Net income	**$ 1.23**	$ 0.58
Net income per common share – Diluted		
Continuing operations	**$ 1.21**	$ 0.60
Discontinued operations	**–**	(0.03)
Net income	**$ 1.21**	$ 0.57
Basic weighted average number of shares – 000s	**371,729**	**296,856**
Diluted weighted average number of shares – 000s	**378,694**	**304,815**

Falconbridge Limited
Consolidated Balance Sheets

(US$ millions, unaudited)	Mar. 31 2006	Dec. 31 2005
Assets		
Current assets		
Cash and cash equivalents	**$ 1,000**	$ 886
Accounts receivable	**1,269**	1,007
Metals and other inventories	**1,788**	1,708
	4,057	3,601
Operating capital assets	**6,728**	6,803
Development projects	**1,794**	1,707
Investments and other assets	**297**	307
	$ 12,876	$ 12,418
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts and taxes payable	**$ 1,668**	$ 1,691
Debt due within one year (Note 8)	**853**	353
	2,521	2,044
Long-term debt	**2,534**	2,598
Preferred share liabilities	**376**	876
Future income taxes	**1,264**	1,156
Asset retirement obligation, pension and other provisions	**651**	659
Stockholders' interests:		
Interests of other shareholders	**56**	54
Shareholders' equity (Note 9)	**5,474**	5,031
	$ 12,876	$ 12,418

Falconbridge Limited
Consolidated Statements of Cash Flows

(US$ millions, unaudited)	Three months ended March 31 2006	2005
Cash realized from (used for):		
Operations		
Net income	**$ 462**	$ 176
Charges (credits) not affecting cash:		
Depreciation and amortization	**158**	125
Future taxes	**63**	75
Minority interest	**2**	94
Foreign exchange, and other	**(17)**	(19)
	668	451
Net change in accounts receivable, inventories and payables	**(322)**	(66)
Cash from operations	**346**	385
Investment activities		
Capital investments	**(156)**	(110)
Investments and advances	**–**	(3)
Proceeds on dispositions	**11**	3
Cash used in investment activities	**(145)**	(110)
Financing activities		
Long-term debt, including current portion		
Issued	**1**	13
Repaid	**(57)**	(154)
Issue of shares – common	**14**	8
Dividends paid	**(45)**	(33)
Issue of shares – minority shareholders	**–**	16
Dividends paid to minority shareholders	**–**	(9)
	(87)	(159)
Increase in cash and cash equivalents	**114**	116
Cash and cash equivalents, beginning of period	**886**	884
Cash and cash equivalents, end of period	**$ 1,000**	$ 1,000

Falconbridge Production and Sales Volumes Summary for three months ending March 31

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
(tonnes or thousands of ounces)	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1
PRODUCTION (contained basis)										
Mine										
Copper	104,834	106,938	8,900	8,561	2,306	1,335	–	–	**116,040**	**116,834**
Nickel	–	–	12,639	14,050	–	–	–	–	**12,639**	**14,050**
Ferronickel	–	–	6,879	6,474	–	–	–	–	**6,879**	**6,474**
Zinc	37,563	47,598	–	–	64,810	67,067	–	–	**102,373**	**114,665**
Lead	–	–	–	–	19,005	18,893	–	–	**19,005**	**18,893**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	627,531	462,917	**627,531**	**462,917**
Alumina (contained Al)	–	–	–	–	–	–	145,931	150,876	**145,931**	**150,876**
Molybdenum	842	431	–	–	–	–	–	–	**842**	**431**
Cobalt	–	–	287	305	–	–	–	–	**287**	**305**
Silver	1,868	1,749	–	–	1,707	1,638	–	–	**3,575**	**3,387**
Smelter										
Copper – anodes	151,167	125,611	–	–	–	–	–	–	**151,167**	**125,611**
Refined										
Copper – cathodes	143,070	121,585	10,079	8,952	–	–	–	–	**153,149**	**130,537**
Nickel	–	–	21,547	21,456	–	–	–	–	**21,547**	**21,456**
Ferronickel	–	–	6,879	6,474	–	–	–	–	**6,879**	**6,474**
Zinc	37,336	37,965	–	–	15,421	16,713	–	–	**52,757**	**54,678**
Lead	–	–	–	–	22,399	21,594	–	–	**22,399**	**21,594**
Aluminum	–	–	–	–	–	–	62,334	61,373	**62,334**	**61,373**
Molybdenum	–	–	–	–	–	–	–	–	**–**	**–**
Cobalt	–	–	1,310	1,330	–	–	–	–	**1,310**	**1,330**
Silver	8,940	8,210	–	–	–	–	–	–	**8,940**	**8,210**
Gold	228	213	–	–	–	–	–	–	**228**	**213**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	46,413	45,614	**46,413**	**45,614**

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
(tonnes or thousands of ounces)	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1
SALES[1] (payable basis)										
Mine										
Copper	70,027	59,645	2,516	6,679	–	–	–	–	**72,543**	**66,324**
Nickel	–	–	–	–	–	–	–	–	**–**	**–**
Zinc	6,335	15,150	–	–	68,359	94,823	–	–	**74,694**	**109,973**
Lead	–	–	–	–	6,631	4,751	–	–	**6,631**	**4,751**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	251,221	207,552	**251,221**	**207,552**
Alumina (contained Al)	–	–	–	–	–	–	86,841	89,656	**86,841**	**89,656**
Molybdenum	939	592	–	–	–	–	–	–	**939**	**592**
Cobalt	–	–	–	–	–	–	–	–	**–**	**–**
Silver	459	380	–	–	398	328	–	–	**857**	**708**
Smelter										
Copper – anodes	60,420	31,198	–	–	–	–	–	–	**60,420**	**31,198**
Refined										
Copper – cathodes	150,373	119,951	10,653	8,798	–	–	–	–	**161,026**	**128,749**
Nickel	–	–	21,372	21,266	–	–	–	–	**21,372**	**21,266**
Ferronickel	–	–	8,234	6,515	–	–	–	–	**8,234**	**6,515**
Zinc	35,152	40,932	–	–	–	–	–	–	**35,152**	**40,932**
Lead	–	–	–	–	23,030	21,723	–	–	**23,030**	**21,723**
Aluminum	–	–	–	–	–	–	56,419	56,628	**56,419**	**56,628**
Cobalt	–	–	1,072	874	–	–	–	–	**1,072**	**874**
Silver	8,571	8,314	–	–	–	–	–	–	**8,571**	**8,314**
Gold	158	184	–	–	–	–	–	–	**158**	**184**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	46,413	45,614	**46,413**	**45,614**

	2006 Q1	2005 Q1
REALIZED PRICES[2]		
Copper (US$/lb)	2.29	1.54
Nickel (US$/lb)	6.84	7.03
Ferronickel (US$/lb)	6.63	6.70
Zinc (US$/lb)	1.07	0.63
Lead (US$/lb)	0.63	0.49
Aluminum (US$/lb)	1.13	0.92
Molybdenum (US$/lb)	22.25	30.43
Cobalt (US$/lb)	12.41	17.44
Silver (US$/oz)	9.33	7.17
Gold (US$/oz)	551.88	434.59
REALIZED EXCHANGE RATE		
US$ equivalent of Cdn$1.00	0.87	0.82

Louvicourt Mine Production – 2005

Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	2005 Q1
Copper	3,321
Zinc	2,588
Silver	66

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section.

Falconbridge Limited
Notes to Consolidated Financial Statements

(Millions of US dollars, except per share amounts and as otherwise indicated)
(Unaudited)

1. Accounting Policies

These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in Falconbridge Limited's 2005 annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with Falconbridge's audited annual consolidated financial statements and the accompanying notes included in the 2005 Annual Report.

As is further described in Note 2, during 2005 Noranda Inc. ("Noranda") acquired all of the issued and outstanding common shares of Falconbridge Limited ("the former Falconbridge") that it did not previously own. On June 30, 2005, Noranda amalgamated with the former Falconbridge and the newly amalgamated company ("Falconbridge" or the "Company") was continued under the name Falconbridge Limited.

2. Business Combination

On June 30, 2005, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was completed by way of an amalgamation of Noranda Inc. and the former Falconbridge Limited ("the Amalgamation") and the newly amalgamated company is continued under the name, Falconbridge Limited. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge is a producer of nickel, copper, cobalt and platinum and has mining and metallurgical operations mainly in Canada and South America.

The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding former Falconbridge common shares. On June 30, 2005, the Company completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the former Falconbridge. The results of operation of the former Falconbridge from January 1, 2005 to May 4, 2005 have been included in the Company's consolidated statements of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition. The Company has not yet finalized the allocation of the purchase cost for the acquisition. The allocation of the purchase price related to this acquisition is preliminary and will be refined as information relating to the valuation of operating capital assets and development projects is finalized.

3. Stock-Based Compensation

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. On the date of grant, the value associated with granted stock options is established using the Black-Scholes valuation model. The value is being charged to net income over its vesting periods.

No new stock options were granted by the Company during the three months ended March 31, 2006. Corporate and general administration, for the three months ended March 31, 2006, include compensation costs of $2 (2005 - $1), relating to outstanding options.

4. Exchange Gains and Losses on Hedges of Foreign-denominated Exposures

The majority of the Company's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of the Company's assets are also denominated in their local currency and exposed to exchange volatility. From time to time, the Company may hedge its local currency costs using foreign currency exchange contracts.

The Company's operating costs for the three months ended March 31, 2006 include realized exchange losses of $1 (2005 – gains of $20) from the settlement of various cost hedge contracts.

Hedges of the foreign currency denominated monetary assets and liabilities, generated a gain of $13 (2005 - $1) for the three months ended March 31, 2006.

5. Capitalized Interest

During the three months ended March 31, 2006, the Company capitalized $18 of interest costs associated with projects under development (2005 - $9).

6. Post – employment benefits

Post-employment benefit expenses for the three months ended March 31, 2006 and 2005 are summarized as follows:

Unaudited, three months ended March 31,	2006	2005
Defined benefit plans	**8**	14
Defined contribution plans	**4**	3
Other benefits plans	**9**	7
	21	24

7. Shareholders' Rights Plan

On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable. Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares. If at the expiry of the bid at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares. The rights plan will not prevent an offer made to all shareholders for all of their shares.

8. Preferred Shares Liabilities

On March 16, 2006, the Company announced that it will redeem a total of 20 million or $500, of its outstanding Junior Preference Shares on April 26, 2006 based upon shareholders of record on March 22, 2006. The Company will redeem 8 million Junior Preference Shares, Series 1, 8 million Junior Preference Shares, Series 2, and 4 million Junior Preference Shares, Series 3. Each Junior Preference Share will be redeemed at a price of $25.25 plus accrued and unpaid dividends for the period from April 1, 2006 to and including April 25, 2006. The Company will use cash balances to fund the redemption. This amount has been classified as a current liability as at March 31, 2006.

9. Shareholders' Equity

Consolidated Statements of Shareholders' Equity (US$ millions)

	For the three month period ended March 31, 2006 (unaudited)			For the year ended December 31, 2005		
	Shares (000)		Amount	Shares (000)		Amount
Share capital						
Authorized - an unlimited number of:						
Preferred, Common and Participating shares						
Issued:						
Common Shares						
Balance, beginning of period	**370,688**	**$**	**4,264**	296,970	$	2,107
Issued on exercise of stock options	**1,171**		**20**	3,486		52
Issued under dividend re-investment	–		–	65		1
Issued upon conversion of debentures	**421**		**12**	703		21
Repurchased	–		–	(63,377)		(451)
Issued under amalgamation (Note 2)	–		–	132,841		2,534
Balance, end of period	**372,280**	**$**	**4,296**	370,688	$	4,264
Preferred Shares, Series F						
Balance beginning and end of period	**3,246**		**59**	3,246		59
Preferred Shares, Series G						
Balance beginning and end of period	**8,754**		**137**	8,754		137
Preferred Shares, Series 1						
Balance, beginning of period	**90**		**1**	–		–
Assumed through amalgamation (Note 2)	–		–	90		1
Balance, end of period	**90**		**1**	90		1
Preferred Shares, Series 2						
Balance, beginning of period	**4,787**		**78**	–		–
Assumed through amalgamation (Note 2)	–		–	4,787		78
Balance, end of period	**4,787**		**78**	4,787		78
Preferred Shares, Series 3						
Balance, beginning of period	**3,123**		**51**	–		–
Assumed through amalgamation (Note 2)	–		–	3,123		51
Balance, end of period	**3,123**		**51**	3,123		51
Contributed Surplus						
Equity component of the convertible debentures			**34**			37
Stock option valuation			**7**			10
			41			47
Basic weighted average number of shares - 000s			**371,729**			339,756
Diluted weighted average number of shares - 000s			**378,694**			346,174
Retained earnings:						
Balance beginning of period		**$**	**154**		$	231
Net income			**462**			872
Dividends: Common			**(39)**			(133)
Preferred			**(6)**			(17)
Cost of shares repurchased in excess of their stated values			**-**			(799)
Balance, end of period			**571**			154
Currency translation at end of period			**240**			240
Total shareholders' equity		**$**	**5,474**		$	5,031

Canadian copper and recycling operations is from recyclable materials. Gross value of recyclable raw materials is more than $300 million annually. Noranda Recycling is 100%-owned by Falconbridge Limited.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 6 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE REACHES AN AGREEMENT ON LOMAS BAYAS LABOUR CONTRACT

Santiago, Chile, May 6, 2006 – Falconbridge Limited is pleased to announce it has reached an agreement with the Sindicato de Empresa Compañía Minera Lomas Bayas for the renewal of the collective agreement at the Lomas Bayas copper mine located in Chile.

Employees voted in favour of the agreement this morning, and it will supersede the prior agreement which expired on April 30, 2006.

"Both parties worked diligently throughout the negotiations, and we are pleased to have successfully reached an agreement that balances the needs of the company and employees," said Marcelo Jo, General Manager of Lomas Bayas.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 8 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE COMMENTS ON INCO-FALCONBRIDGE COMBINATION

Toronto, Ontario, May 8, 2006 – Falconbridge Limited today said that Inco and Falconbridge continue to believe there is a strong value proposition in the Inco and Falconbridge transaction and the companies are determined to complete it in accordance with the existing agreement.

"Our agreement with Inco is an excellent transaction and offers compelling value to shareholders of both our companies, with the potential for a re-rating in the capital markets," said Derek Pannell, Falconbridge's Chief Executive Officer. "The transaction would result in the creation of the world's number one nickel producer and a leading copper producer. Furthermore, it would have a portfolio of world-class growth projects."

"We are surprised that Teck Cominco has taken this step to interfere in our transaction and will review the implications of what they have done," added Pannell.

Synergies of Inco-Falconbridge Transaction Are Real and Unique to These Two Companies
Inco and Falconbridge have conservatively estimated synergies stemming from their transaction of at least US$350 million per year, based on lower commodity prices prevailing in 2005. The estimated synergies were the result of a rigorous review by the companies' respective teams and derived from in-depth discussions and analysis. The companies believe they are better equipped than any other party to achieve significant operating and other synergies, especially given Falconbridge's recent experience at merging companies.

Update on Regulatory Approvals
The following is an update on the regulatory process by the European Commission ("EC") and the U.S. Department of Justice ("DOJ").

Falconbridge and Inco understand that the EC will be issuing its Statement of Objections ("SO") shortly. This is part of their normal procedures in their second phase review of pending acquisitions like our transaction. The companies have been discussing with the EC the competitive concerns they have identified and which they expect will be in the SO. They will be submitting their responses to the SO in the time provided for in this process. Inco and Falconbridge also plan to submit a

remedy intended to address the competitive concerns of the EC. They look forward to continuing to work with the EC as they move through their second phase process. This element of the process is one of the standard steps leading to a decision by July 12th, 2006.

The companies continue to have constructive discussions with the DOJ in anticipation of approval.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500

economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 17 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE RESPONDS TO ANNOUNCEMENT BY XSTRATA

TORONTO, May 17, 2006 – Falconbridge Limited has reviewed the press release issued today by Xstrata plc indicating that Xstrata intends to make an unsolicited offer to purchase for cash all of the outstanding common shares of Falconbridge.

Upon receipt of the actual offer, the Falconbridge Board of Directors will evaluate its terms and provide Falconbridge shareholders with a formal response.

"I don't believe that the Cdn$52.50 cash price per share proposed by Xstrata reflects the full and fair value of Falconbridge shares, given its current earnings prospects," said Derek Pannell, Falconbridge's Chief Executive Officer.

"The proposed offer is conditional and does not take into account the unique and real synergies that are available from the Inco/Falconbridge combination. Furthermore, a cash offer would deprive our shareholders of the opportunity of participating in the growth profile that is embedded in Falconbridge's outstanding asset base, and which is further enhanced by the proposed combination with Inco," he said.

"In addition, with Falconbridge shares closing yesterday, May 16, 2006, at Cdn$54.00, the proposed offer is unlikely to be attractive to Falconbridge shareholders," said Pannell.

"The all-cash Xstrata offer has to be compared with Inco's revised offer, which provides Falconbridge shareholders with continued participation both in the growth of a global mining company and in an industry which is consolidating," added Pannell.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning the date of redemption of the shares. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of the redemption. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the redemption of the shares.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 18 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE ANNOUNCES APRIL 2006 NET INCOME INCREASES 194% TO $238 MILLION

TORONTO, Ontario, May 18, 2006 – Falconbridge Limited today reported April 2006 net income of $238 million (earnings per share of $0.64 basic; $0.63 diluted). This compares with April 2005 net income of $81 million (earnings per share of $0.27 basic; $0.27 diluted).

April 2006 Highlights

Financial Results (unaudited)

$ millions, except per share information	**April 2006**	April 2005	**Q1 2006**	Q1 2005
Revenues	**1,288**	663	**2,858**	1,894
Income generated by operating assets*	**422**	165	**739**	459
Net income	**238**	81	**462**	176
Basic earnings per common share	**0.64**	0.27	**1.23**	0.58
Diluted earnings per common share	**0.63**	0.27	**1.21**	0.57

* Please see the detailed definition provided under Supplemental Performance Measures on page 208

- Revenues almost doubled to $1.3 billion from the month ended April 30, 2005
- Achieved income from operating assets of $422 million, a 156% increase from April 2005
- Realized net income of $238 million, a 194% increase from April 2005
- April 2006 realized prices were significantly higher (vs. April 2005): copper was up 87%, nickel up 6%, zinc up 118%, aluminum up 22%
- In light of the strong cash generation, will redeem the remaining outstanding Junior Preference Shares for approximately $253 million

LME Prices/lb. – April 2006 Average versus Current

LME Official Cash Price	Copper	Nickel	Zinc	Aluminum
April 2006 Avg.	$2.90	$8.14	$1.40	$1.19
Current*	$3.70	$9.63	$1.59	$1.29

* As at May 18, 2006

Commentary

"Falconbridge's performance for the month of April further demonstrates our leverage to strong metals prices," said Derek Pannell, Chief Executive Officer of Falconbridge. "Our operations again capitalized on the higher prices with their strong performance. Our earnings leverage to current metals prices is creating the backdrop for impressive earnings and free cash flow generation. While we realize that the release of monthly results is unusual, and we will not make a habit of it, we felt it was important that shareholders understand the magnitude of the earnings that we are generating at this crucial time."

Corporate Developments

Xstrata Offer

On May 18, 2006, Xstrata PLC made its unsolicited offer to purchase for cash all of the outstanding common shares of Falconbridge. The Xstrata offer is conditional on the approval by Xstrata shareholders and on the receipt of all required regulatory clearances. The Falconbridge Board of Directors will evaluate the terms of the offer and provide Falconbridge shareholders with a formal response.

Inco Offer

On May 13, 2006, Inco Limited announced an improved offer to acquire all outstanding common shares of Falconbridge. The improved offer is comprised of part cash and part Inco common shares, which when pro-rated subject to the

maximum amounts offered would provide Cdn$12.50 and 0.524 of an Inco common share for each Falconbridge common share. Assuming the full pro-ration, the amended Inco offer provides Falconbridge shareholders with an additional Cdn$5.00 per common share or a total of Cdn$1.9 billion more in value compared to the original offer. Both Boards of Directors unanimously endorsed the Inco offer and the Falconbridge Board has recommended that the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects and would benefit from estimated annual synergies of approximately $390 million – a revised higher estimate than the original $350 million synergies estimate due to the impact of higher metals prices.

Inco and Falconbridge continue to work with the U.S. Department of Justice and the European Commission in connection with their respective reviews of the pending transaction.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 210.

Redemption of Junior Preference Shares

Today, Falconbridge announced its intention to redeem the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $253 million. The Junior Preference Shares will be redeemed on June 28, 2006 under a notice of redemption to be sent to shareholders of record on May 25, 2006. Falconbridge intends to utilize its internal cash resources to fund the redemption and will have no Junior Preference Shares outstanding upon redemption.

In accordance with the terms of the Junior Preference Shares, Falconbridge will redeem the remaining balance of shares of each series of the Junior Preference Shares as follows: 3,999,899 Junior Preference Shares, Series 1 (TSX: FAL.PR.X), 3,999,899 Junior Preference Shares, Series 2 (TSX: FAL.PR.Y), and 1,999,903 Junior Preference Shares, Series 3 (TSX: FAL.PR.Z). Each Junior Preference Share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including March 31, 2006 to and including June 27, 2006.

Statements regarding the redemption of Junior Preference Shares of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information".

Financial Results

Revenues for the month of April of 2006 were $1,288 million, 94% higher than revenues of $663 million in the same month of 2005. The increase was mainly due to higher realized metal prices and product premiums and higher copper sales volumes and increased revenue contribution from by-product credits. Business unit revenues were 147% higher for copper, 11% higher for nickel, 278% higher for zinc and 27% higher for aluminum.

Operating expenses were higher at $866 million in April 2006, compared to $498 million in the same month last year, primarily due to the higher value of raw material feeds and continual pressure on costs from energy and supply costs, as well as the effects of the weakening U.S. dollar. Mining, processing and refining costs increased to $275 million from $194 million in April of 2005 due to higher levels of mined and refined copper production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 7% to US$0.87 from US$0.81 in April of 2005.

The value of raw material feed purchases was $537 million, compared to $260 million in April 2005, due to higher metal prices and increased custom feed processing at copper operations. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are generally hedged at the time of purchase.

Depreciation, amortization and accretion expense increased to $54 million from $44 million in April 2005, with $10 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $15 million from $9 million in April of last year due mostly to the impact of the junior preferred share

liabilities issued pursuant to the issuer bid completed in early May 2005. Interest expense included a one-time early redemption premium of $5 million paid to the holders at the time of the partial redemption of the junior preference shares in April 2006. Minority interest in earnings of subsidiaries decreased to $1 million from $35 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $155 million from $24 million in April of 2005, due to the overall increase in profitability.

Income generated by operating assets for April 2006 was $422 million, 156% higher than $165 million generated in April of 2005. Income generated by operating assets increased $242 million to $300 million in the copper business, decreased $17 million to $69 million in the nickel business, increased $47 million to $59 million in the zinc business and increased $7 million to $20 million in the aluminum business.

For April 2006, net income totaled $238 million, or $0.64 per basic common share and $0.63 per diluted common share, 194% higher than net income of $81 million or $0.27 per basic and $0.27 per diluted common share in April 2005. Higher net income reflects higher realized metal prices, higher treatment and refining charges received at copper smelters and refineries and the impact of increased by-product revenue credits.

Supplemental Performance Measures

The press release contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

Net-debt-to-capitalization ratio is calculated as follows:

(US$ millions)		April 30, 2006	Dec. 31, 2005
Long-term debt		**2,545**	2,598
Preferred share liabilities[1]		**381**	876
Debt due within one year[2]		**353**	353
Cash and cash equivalents		**(465)**	(886)
Net debt	(1)	**2,814**	2,941
Interests of other shareholders		**57**	54
Shareholders' equity		**5,715**	5,031
Stockholders' interests (equity)	(2)	**5,772**	5,085
Net debt plus capitalization	(3)=(1)+(2)	**8,586**	8,026
Net-debt-to-capitalization ratio	(1)/(3)	**32.8%**	36.7%

[1] April 30, 2006, includes the current portion of $250 million of preferred share liabilities which will be redeemed on June 28, 2006, as announced.
[2] April 30, 2006, excludes the current portion of $250 million of preferred share liabilities which will be redeemed on June 28, 2006, as announced.

Management believes the presentation of this measure is relevant and useful for investorswhen assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

Realized Prices

(US$/lb.)	**April 2006**	April 2005	**Q1 2006**	Q1 2005
Copper	**2.98**	1.59	**2.29**	1.54
Nickel	**8.02**	7.54	**6.84**	7.03
Zinc	**1.42**	0.65	**1.07**	0.63
Aluminum	**1.17**	0.96	**1.13**	0.92

Net Earning Sensitivity to Metals Prices

	April 2006 Realized Prices* (US$/lb.)	**May 18 Current LME Prices (US$/lb.)**	**Change in Realized Price (US$/lb.)**	**Estimated Impact on Annualized 2006 Net Earnings** (US$ millions)**	**Estimated Impact on Annualized 2006 EPS**(US$)**
Copper	$2.98	$3.70	$0.05	$37	$0.10
Nickel	8.02	9.63	$0.50	63	$0.17
Zinc	1.42	1.59	$0.05	38	$0.10
Aluminum	1.17	1.29	$0.05	19	$0.05
Lead	0.61	0.54	$0.05	6	$0.02

* realized prices are comprised of the LME price plus the producer premium
** based upon expected production levels and current operating costs

Liquidity and Capital Initiatives

Long-term debt was $2.5 billion at the end of April excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 32.8% at the end of April 2006, a reduction of almost 400 basis points since the end of 2005.

Today, Falconbridge announced its plan to redeem for cash of $253 million, its remaining outstanding Junior Preference Shares on June 28, 2006. Falconbridge has benefited from high earnings and cashflow generation and will utilize existing cash balances to fund the redemption.

For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments.

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings. The Company's committed bank facilities, which expire in 2010, total $780 million. At April 30, 2006, these lines were essentially undrawn.

Statements regarding future financial requirements and funding of those requirements are subject to various risks and assumptions. See "Forward-looking Information".

Review of Operations

Copper: Production of mined copper in concentrate for the month was 42,800 tonnes versus 35,000 tonnes during April 2005, an increase of 22% due to increased output at Antamina, Collahuasi and Kidd Creek. Refined copper production for the month was 53,200 tonnes versus 41,400 tonnes during April 2005, an increase of 29% from a year ago.

Sales of copper in concentrate to third parties in April was 16,100 tonnes versus 18,000 tonnes during April 2005, a decrease of 11% from a year ago. Sales of refined copper for the month was 50,400 tonnes versus 37,900 tonnes during April 2005, an increase of 33% from a year ago. Realized copper premiums above LME prices were greater than $0.07/lb.

Nickel: Production of mined nickel in concentrate for the month was 4,100 tonnes versus 4,000 tonnes during April 2005, an increase of 3% from a year ago. Refined nickel production for the month was 7,200 tonnes versus 7,100 tonnes during April 2005. Ferronickel production for the month was 2,500 tonnes versus 2,400 tonnes during April 2005, an increase of 4% from a year ago.

Total nickel sales for the month were 2% higher at 10,000 tonnes. Sales of refined nickel for the month was 6,900 tonnes versus 7,600 tonnes during April 2005. Sales of ferronickel for the month was 3,100 tonnes versus 2,200 tonnes during April 2005. Stainless steel production has been particularly robust in the U.S. and China, resulting in nickel cathode and melting grade premiums having risen to $0.35/lb.

Zinc: Production of mined zinc in concentrate for the month was 33,200 tonnes versus 41,100 tonnes during April 2005, a decrease of 19% from a year ago. Mined zinc production and sales are lower year over year due to mostly to higher copper versus zinc grades at Antamina and the closure of the Louvicourt mine in the second half of 2005. Kidd Creek refined zinc production for the month was 12,400 tonnes versus 10,900 tonnes during April 2005, an increase of 14% from a year ago. Refined lead production for the month was 7,500 tonnes versus 7,900 tonnes during April 2005.

Sales of zinc in concentrate for the month was 56,100 tonnes versus 31,600 tonnes during April 2005, an increase of 78% from a year ago. Sales of zinc concentrate were higher during the month due to the timing of vessel shipments. Sales of refined zinc for the month was 12,300 tonnes versus 12,900 tonnes during April 2005, a decrease of 5% from a year ago. Zinc sales in North America are experiencing strong demand after the closure of a U.S. zinc smelter earlier this year and the rise in spot market premiums to US$0.08/lb. have reflected this tightness.

Aluminum: Primary aluminum production for the month was 20,800 tonnes versus 20,500 tonnes during April 2005, an increase of 1% from a year ago.

Sales of primary aluminum for the month was 16,700 tonnes versus 17,700 tonnes during April 2005, a decrease of 6% from a year ago. Fabricated aluminum shipments were 15,800 tonnes versus 14,300 tonnes during the month of April 2005, an increase of 10% from a year ago. Primary aluminum and fabricated aluminum sales continue to benefit from strong mid-West U.S. demand.

Shares Outstanding

Shares Outstanding (as at May 16, 2006)

Name of Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares[(1)]	FAL.LV, FAL	372,619,079
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1[(2)]	FAL.PR.X	3,999,899
Junior Preference Shares, Series 2[(2)]	FAL.PR.Y	3,999,899
Junior Preference Shares, Series 3[(2)]	FAL.PR.Z	1,999,903

(1) Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.
(2) The Company has given notice that all outstanding junior preference shares, series 1(FAL.PR.X), series 2 (FAL.PR.Y) and series 3 (FAL.PR.Z) will be redeemed on June 28, 2006.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) our future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) our expectations with respect to our development projects, and (vi) our production

forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $390 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Falconbridge Limited

Consolidated Statement of Income

(US$ millions, unaudited)	Month ended April 30[1] 2006	2005
Revenues	**$1,288**	$663
Operating expenses		
Mining, processing and refining costs	**275**	194
Purchased raw materials	**537**	260
Depreciation, amortization and accretion	**54**	44
	866	498
Income generated by operating assets	**422**	165
Interest expense, net	**15**	9
Corporate and general administration	**8**	7
Research, development and exploration	**5**	6
Minority interest in earnings of subsidiaries	**1**	35
Income before undernoted	**393**	108
Other expense	**–**	1
Tax expense	**155**	24
Net income from continuing operations	**$238**	$83
Discontinued operations, net of tax	**–**	2
Net income	**$238**	$81
Dividends on preferred shares	**–**	2
Net income attributable to common shares	**$238**	$79
Net income per common share – Basic		
Continuing operations	**$0.64**	$0.27
Discontinued operations	**–**	–
Net income	**$0.64**	$0.27
Net income per common share – Diluted		
Continuing operations	**$0.63**	$0.27
Discontinued operations	**–**	–
Net income	**$0.63**	$0.27
Basic weighted average number of shares – 000s	**372,361**	297,557
Diluted weighted average number of shares – 000s	**379,774**	304,535

[1] The 2005 consolidated statement of income represents the consolidated results of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

Falconbridge Limited

Consolidated Balance Sheets

(US$ millions, unaudited)	Apr. 30 2006 (Unaudited)	Mar. 31 2006 (Unaudited)	Dec. 31 2005 (Audited)
Assets			
Current assets			
Cash and cash equivalents	**$465**	$1,000	$886
Accounts receivable	**1,706**	1,269	1,007
Metals and other inventories	**2,087**	1,788	1,708
	4,258	4,057	3,601
Operating capital assets	**6,712**	6,728	6,803
Development projects	**1,848**	1,794	1,707
Investments and other assets	**292**	297	307
	$13,110	$12,876	$12,418
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts and taxes payable	**$2,033**	$1,668	$1,691
Debt and preferred share liabilities due within one year (Note 1)	**603**	853	353
	2,636	2,521	2,044
Long-term debt	**2,545**	2,534	2,598
Preferred share liabilities	**131**	376	876
Future income taxes	**1,361**	1,264	1,156
Asset retirement obligation, pension and other provisions	**665**	651	659
Stockholders' interests:			
Interests of other shareholders	**57**	56	54
Shareholders' equity	**5,715**	5,474	5,031
	$13,110	$12,876	$12,418

Note 1: April 30, 2006 includes $250 million of junior preferred shares to be redeemed on June 28, 2006 as announced.

Note 2: The Company has not yet finalized the allocation of the purchase cost for the acquisition of the former Falconbridge. The allocation of the purchase price related to the acquisition is still preliminary and subject to finalization.

Falconbridge Production and Sales Volumes Summary for month ending April 30

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
(tonnes or thousands of ounces)	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April
PRODUCTION (contained basis)										
Mine										
Copper	39,964	31,728	1,948	2,861	842	416	–	–	**42,754**	**35,005**
Nickel	–	–	4,087	3,986	–	–	–	–	**4,087**	**3,986**
Ferronickel	–	–	2,462	2,446	–	–	–	–	**2,462**	**2,446**
Zinc	12,031	17,632	–	–	21,144	23,486	–	–	**33,175**	**41,118**
Lead	–	–	–	–	5,735	6,533	–	–	**5,735**	**6,533**
Bauxite	–	–	–	–	–	–	194,247	113,700	**194,247**	**113,700**
Alumina	–	–	–	–	–	–	49,271	46,504	**49,271**	**46,504**
Molybdenum	338	134	–	–	–	–	–	–	**338**	**134**
Cobalt	–	–	90	97	–	–	–	–	**90**	**97**
Silver	506	701	–	–	550	537	–	–	**1,056**	**1,238**
Smelter										
Copper – anodes	51,054	50,412	–	–	–	–	–	–	**51,054**	**50,412**
Refined										
Copper – cathodes	49,939	38,415	3,255	2,977	–	–	–	–	**53,194**	**41,392**
Nickel	–	–	7,206	7,118	–	–	–	–	**7,206**	**7,118**
Ferronickel	–	–	2,462	2,446	–	–	–	–	**2,462**	**2,446**
Zinc	12,410	10,877	–	–	–	–	–	–	**12,410**	**10,877**
Lead	–	–	–	–	7,499	7,881	–	–	**7,499**	**7,881**
Aluminum	–	–	–	–	–	–	20,811	20,487	**20,811**	**20,487**
Molybdenum	–	–	–	–	–	–	–	–	**–**	**–**
Cobalt	–	–	455	437	–	–	–	–	**455**	**437**
Silver	1,950	2,939	–	–	–	–	–	–	**1,950**	**2,939**
Gold	59	87	–	–	–	–	–	–	**59**	**87**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	15,815	14,250	**15,815**	**14,250**

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
(tonnes or thousands of ounces)	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April
SALES[1] (payable basis)										
Mine										
Copper	16,053	16,093	–	1,952	–	–	–	–	**16,053**	**18,045**
Nickel	–	–	–	–	–	–	–	–	**–**	**–**
Zinc	788	4,659	–	–	55,316	26,919	–	–	**56,104**	**31,578**
Lead	–	–	–	–	2,186	1,302	–	–	**2,186**	**1,302**
Bauxite	–	–	–	–	–	–	78,968	75,818	**78,968**	**75,818**
Alumina	–	–	–	–	–	–	27,872	28,898	**27,872**	**28,898**
Molybdenum	295	159	–	–	–	–	–	–	**295**	**159**
Cobalt	–	–	–	–	–	–	–	–	**–**	**–**
Silver	112	102	–	–	117	88	–	–	**229**	**190**
Smelter										
Copper – anodes	12,402	12,706	–	–	–	–	–	–	**12,402**	**12,706**
Refined										
Copper – cathodes	47,144	34,107	3,231	3,765	–	–	–	–	**50,375**	**37,872**
Nickel	–	–	6,930	7,613	–	–	–	–	**6,930**	**7,613**
Ferronickel	–	–	3,117	2,201	–	–	–	–	**3,117**	**2,201**
Zinc	12,345	12,924	–	–	–	–	–	–	**12,345**	**12,924**
Lead	–	–	–	–	6,663	7,271	–	–	**6,663**	**7,271**
Aluminum	–	–	–	–	–	–	16,719	17,724	**16,719**	**17,724**
Cobalt	–	–	387	458	–	–	–	–	**387**	**458**
Silver	2,194	2,991	–	–	–	–	–	–	**2,194**	**2,991**
Gold	43	69	–	–	–	–	–	–	**43**	**69**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	15,816	14,250	**15,816**	**14,250**

REALIZED PRICES[2]	**2006 April**	**2005 April**
Copper (US$/lb)	2.98	1.59
Nickel (US$/lb)	8.02	7.54
Ferronickel (US$/lb)	6.96	7.44
Zinc (US$/lb)	1.42	0.65
Lead (US$/lb)	0.61	0.50
Aluminum (US$/lb)	1.17	0.96
Molybdenum (US$/lb)	31.47	22.34
Cobalt (US$/lb)	13.72	15.87
Silver (US$/oz)	11.18	7.47
Gold (US$/oz)	600.77	416.22
REALIZED EXCHANGE RATE		
US$ equivalent of Cdn$1.00	0.87	0.81

Louvicourt Mine Production – 2005

Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	April 2005
Copper	1,335
Zinc	758
Silver	26

Note: Production and sales figures have been restated to conform to the current year's presentation.
Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.
Note 2: Realized prices are the average from all sales across all business units

On 19 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE LIMITED'S BRUNSWICK MINE EMPLOYEES RATIFY COLLECTIVE AGREEMENT

Bathurst, New Brunswick, May 19, 2006 – Falconbridge Limited announced today that employees at Brunswick Mine, members of United Steelworkers of America, Local 5385, have voted in favour of a new collective agreement.

The new agreement will be in effect up to and including closure of the Brunswick mine scheduled for early 2010. Highlights of the agreement include:

- A downsizing provision at closure that defines how seniority will apply, how termination will be carried out and how pensions and severances will be provided to workers

- Wage increases of Cdn$0.25 per hour for each year of the agreement.

- An increase in the basic pension from Cdn$47 per month per year of service to Cdn$52 at closure.

The Brunswick mine, located 30 kilometres south of Bathurst, New Brunswick, employs over 800 people, with approximately 670 being members of the USWA-Local 5385.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

On 24 May 2006, Falconbridge made the following public announcement:
"FALCONBRIDGE AND USW RATIFY FIVE-YEAR COLLECTIVE AGREEMENT AT RAGLAN MINE

TORONTO, ONTARIO, May 24, 2006 – Falconbridge Limited and the United Steelworkers (USW), Local 9449, announced today that employees at Raglan Mine have voted in favour of a new collective agreement. The prior collective agreement expired on April 30.

The new collective agreement expires April 30, 2011. Highlights include:

- Wage increase of 2.2% each year of the collective agreement;

- Productivity and Profit Sharing program improvements;

- Signing bonus of Cdn$1,500 upon the execution of the collective agreement and an additional Cdn$375 in each remaining year of the collective agreement.

The Raglan Mine is located in Nunavik in Northern Quebec and employs approximately 500 people, with some 300 being members of Local 9449 of the USW."

This is the end of the section including Falconbridge's material public announcements issued and filed with the Canadian Securities Administrators between 31 December 2005 and 29 May 2006 (being the latest practicable date prior to the publication of this document).

Information on the Falconbridge Group

The following description of the business of Noranda has been extracted without material amendment from Noranda's Management's Discussion and Analysis as disclosed in Noranda's 2003 Annual Report.

Corporate Overview

Noranda is a leading copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 15,000 people at its operations and offices in 18 countries and is listed on both the New York and Toronto Stock Exchanges.

Noranda's goal is to deliver superior return to shareholders by owning, developing and efficiently managing integrated copper, nickel, zinc and aluminum operations.

Financial Summary

Effective July 1, 2003, the Company's functional and reporting currency was converted to U.S. dollars. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

$ millions, except per share data	2003	2002
Results of operations		
Revenues	4,657	3,873
Income generated by operating assets*	409	114
Net income (loss)	34	(447)
Net income (loss) per common share	$0.04	$(1.93)
Cash flow		
Cash flow from operations	577	348
Investment in growth projects (unaudited)	307	382
Sustaining capital expenditures (unaudited)	182	146
Financial position		
Cash and short-term investments	630	293
Operating capital assets	4,682	4,652
Development projects (unaudited)	973	603
Total assets	8,245	7,102
Long-term debt	2,893	3,014
Shareholders' equity	2,636	1,858
Net-debt-to-equity ratio	43%	54%

* Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and gain on sale of investments.

Financial Profile

Noranda's consolidated assets totalled $8.2 billion as at December 31, 2003 on a book value basis compared with $7.1 billion at the end of 2002. The increase is primarily due to the investment of additional capital in advancing brownfield expansion development projects and debt and equity issues completed in 2003. Total revenues increased to $4.7 billion during 2003, an increase of $800 million over the $3.9 billion in revenue generated in mainly due to stronger metals prices and higher production levels. Noranda returned to profitability in 2003, generating net income of $34 million, or $0.04 per share diluted, an increase of $481 million from the loss of $447 million in 2002. The improved results were attributed to higher base metal prices and a lower cost structure in 2003. This was partially offset by the impact of the strengthening Canadian dollar, which increased Canadian-based operating costs when converted to U.S. dollars. 2002 net income included a reduction in the carrying value of the Company's magnesium operations of $520 million in recognition of the lower than expected magnesium prices.

At December 31, 2003, Noranda held cash and short-term investments of $630 million as a result of improved operating cash flows and the proceeds of debt and equity issues completed in September 2003, which generated $880 million. These cash resources, combined with undrawn credit facilities of over $1 billion, provide the Company with sufficient liquidity to complete its development projects, pursue new investment and development opportunities currently contemplated and repay near-term debt maturities.

Information on the Falconbridge Group

Operating Assets

Of the $8.2 billion of assets, the capital assets which are currently contributing to earnings totalled $4.7 billion, while projects under development, which are not currently contributing to earnings, totalled $1 billion. Combined, these assets represent 70% of the total asset base of the Company. The operating assets are distributed in the Company's core metals as follows:

$ millions	2003	2002
Operating capital assets		
Copper	2,740	2,702
Nickel	1,052	982
Zinc	223	244
Aluminum	579	598
Other	88	126
Total	4,682	4,652

Capacity Enhancements

Since 1998, Noranda has invested in excess of $4 billion in the expansion of its operating capacity with the addition of world-class, low-cost assets and the improvement of existing operations. The Company increased its copper, nickel and zinc ore reserves, enhanced its copper and nickel processing capacity and expanded its primary and fabricated production capacity. These investments have substantially increased the Company's base-line earnings and its leverage to metal prices. The following is a summary of these initiatives and their impact on Noranda.

Business	Initiative	Impact	Completed
Copper	Collahuasi mine	Additional ore reserves of 1,983 million tonnes grading 0.92% copper	1998
	Antamina mine	Additional ore reserves of 530 million tonnes grading 1.22% copper and 1.01% zinc	2001
	Lomas Bayas	Additional ore reserves of 397 million tonnes grading 0.32% copper	2001
	Recycling plant – Tennessee	Additional throughput capacity of 20,000 tonnes	2001
	Altonorte smelter expansion	Additional throughput capacity of 440,000 tonnes	2003
	Recycling plant – Ontario	Annual throughput capacity of over 5,000 tonnes of electronic recyclables	2003
Nickel	Raglan mine	Additional ore reserves of 22.1 million tonnes grading 3.12% nickel	1998
	Nikkelverk refinery expansion	Increased throughput capacity by 23% to 85,000 tonnes	2001
Aluminum	Primary aluminum expansion	Increased annual production capacity by 15% to 250,000 tonnes	2001
	Huntingdon foil plant	Additional 125,000 tonnes of production capacity	2002

Projects Under Development

Investments in development projects at the end of the year totalled $973 million, an increase of $370 million since 2002, primarily due to capital invested in two major sources of copper production. The Collahuasi transition/expansion project will increase the mine's annual production capacity by 24% to 410,000 tonnes of copper in concentrate compared to 2003. Kidd Creek Mine D will give access to an additional 10.3 million tonnes of reserves and 14.1 tonnes of resources. While the annual production level of the Kidd Creek mine is expected to be similar to that of 2003, the cost structure will be lower and significantly more stable. Total investments in the Collahuasi and Kidd projects during 2003 totalled $160 million and $85 million, respectively.

Nickel and copper mining is the focus of the Company's growth program. As shown in the following table, Noranda has expansion projects in both these commodities that are currently under development. With the exception of Koniambo and Nickel Rim South, all projects underway are expected to be in production before mid-2005.

Projects Under Development

	Noranda's Beneficial Interests	Book Value (unaudited)	Planned Completion	Resources Category	Tonnes	Copper	Grade Nickel	Zinc
	(%)	($ millions)			(millions)	(%)	(%)	(%)
Copper								
Kidd Creek Mine D, Ontario	59.2	$276	2004	Inferred	14.1	3.40	–	4.90
Collahuasi extension, Chile	59.2	207	2004	Proven	254.1	1.01	–	–
				Probable	1,554.1	0.90	–	–
Nickel								
Montcalm, Ontario	59.2	17	2005	Probable	5.1	0.71	1.46	–
Koniambo, New Caledonia	29.0	123	2008	Measured	32.4	–	2.21	–
				Indicated	109.7	–	2.10	–
				Inferred	156.0	–	2.20	–
Nickel Rim South, Ontario	59.2	5	2008	Inferred	11.7	3.70	1.60	–
Other brownfield and greenfield developments		345	2005-2008	–	–	–	–	–
Total		$973						

Montcalm

One of the most advanced of these projects is the Montcalm nickel project which has secured all the necessary regulatory approvals for development and began construction in November 2003. It is scheduled to start operations in 2005 after an investment of $75 million. This project, located in Ontario, near existing metallurgical plants, is expected to add 8,000 tonnes of nickel production on an annual basis at an operating cost of $2.47 per pound.

Koniambo

The Koniambo nickel project in New Caledonia is one of the world's highly-coveted, undeveloped nickel deposits with total measured and indicated resources of 142 million tonnes grading 2.13% nickel and inferred resources of 156 million tonnes grading 2.20% nickel. Our partner, Société Minière du Sud Pacifique (largely owned by the North Province of New Caledonia), owns 51% of the project. A pre-feasibility study was completed in 2003 and a bankable feasibility study is scheduled for completion in 2004. The project is based on a proven smelting process similar to the one that has been employed for over 20 years at the ferronickel facility in the Dominican Republic. The expected capital investment to develop the project is $1,120 million, excluding a power-generation project expected to require an investment of $450 million. The partners intend to be in a position to make a decision on the development of the project before the end of 2004, following the completion of the bankable feasibility study. If this project is developed, Noranda's beneficial interest in mined nickel production will almost double.

Nickel Rim South

The Nickel Rim South project is located in the Sudbury basin in close proximity to our existing nickel operations and their infrastructure. The project is expected to add 11.7 million tonnes to resources, with exploration work continuing to further expand the reserves.

In addition to the projects outlined on this page, there are opportunities to expand the mines and extend the copper ore reserves efficiently with minimal capital investment at the currently operating Collahuasi, Lomas Bayas, and Antamina mines. These development opportunities are generally lower-risk in nature as they are typically integrated with current operations in known environments and geological areas. Similarly, in the vicinity of our Sudbury operations and our Raglan mine, our exploration efforts have identified several areas to add to the nickel reserves and further extend the mines' lives. While the scope of the opportunities have not, in all cases, been identified they present an option for us to ensure we maintain and enhance our future production profile. The following is a list of some of those opportunities:

Brownfield Opportunities

Copper	Antamina mine, Peru	Production capacity expansion
	Collahuasi mine, Chile	Production capacity expansion; water rights already secured
	Lomas Bayas mine, Chile	Adjacent Fortuna de Cobre deposit; would extend mine life beyond 15 years
Nickel	Fraser Morgan mine, Canada	Indicated resources of 6.3 million tonnes of 1.6% nickel and 0.52% copper; access from existing infrastructure
	Raglan mine, Canada	Opportunity to increase nickel production capacity by 20%
Zinc	Perseverance mine, Canada	Measured and indicated resources of 5.12 million tonnes grading 15.82% zinc and 1.24% copper; would utilize existing infrastructure from Bell Allard mine

Greenfield Opportunities

Greenfield opportunities, or those potential projects which are located at previously undeveloped locations (from a Noranda perspective), also represent significant growth potential to Noranda. Projects currently being reviewed for development are as follows:

Copper	El Pachón, Argentina	Measured and indicated resources of 724 million tonnes grading 0.65% copper
	El Morro, Chile	Inferred resources of 466 million tonnes grading 0.61% copper and 0.50 grams per tonne gold
	Frieda River, Papua New Guinea	Measured, indicated and inferred resources of 785 million tonnes grading 0.70% copper and 0.38 grams per tonne gold
Zinc	Lady Loretta, Australia	Measured and indicated resources of 11.6 million tonnes grading 16.1% zinc

Planned Capital Investments

Capital investments for 2004 are expected to total $595 million as the development of the Collahuasi, Kidd Mine D, Montcalm and Nickel Rim South projects are advanced towards operating status. Sustaining capital expenditures average approximately $200 million annually. All of the currently projected capital investments can be funded from the current capital structure. Noranda's capital investment projections and its major components are shown in the following table.

			Capital Investments (unaudited)		
Business	Growth Project	Impact	2003	2004F	2005F
				($ millions)	
Copper	Altonorte smelter expansion	Additional throughput capacity of 440,000 tonnes	$15	$–	$–
	Collahuasi mine	Restore annual production to 410,000-tonne level	160	80	–
	Kidd Mine D	Access to additional 10.3 million tonnes of ore reserves with 2.25% copper and 6.98% zinc	85	105	90
Nickel	Nickel Rim South	5-year development timeframe; inferred resources of 11.7 million tonnes of 1.6% nickel and 3.7% copper; significant PGMs	11	75	50
	Montcalm	8,000 tonnes per year operation for 7 years	13	55	20
	Koniambo	60,000 tonnes per year operation with measured and indicated resources of 142 million tonnes grading 2.13% nickel	23	55	105
	Fraser Morgan	Indicated resources of 6.3 million tonnes of 1.71% nickel and 0.52% copper	–	5	20
	Raglan	Increase milling capacity by 40%	–	10	40
			307	385	325
Sustaining Capital			182	210	205
Total Capital Investments			$489	$595	$530

F: Forecast

Risk Assessment and Reduction in the Evaluation, Selection and Implementation of Projects

Noranda's preference for low-risk brownfield expansion projects provides inherent risk reduction due to the Company's knowledge of the environment in which the expansion project is to be undertaken. Where Noranda's growth demands development of greenfield projects, risk assessment and reduction is our top priority.

Managing Project Evaluation, Selection and Implementation

Noranda has taken several steps to ensure the success of all its current and future capital projects:

- Creation of a highly-experienced projects group with world-class project leaders dedicated to securing the investment performance of major capital projects;
- Implementation of Six Sigma-based Stage-gate process for project evaluation. This process is a disciplined system which addresses and quantifies key sources of project impact and risk in support of management decision making;
- Addition of parameters in our Stage-gate process that measure social, business and strategic elements;
- Recognition of investment returns as the primary metric of project success; and
- Assignment of accountability.

Exploration

The exploration team conducts worldwide exploration focused on copper, nickel and platinum group metals. The mandate is to discover and delineate mineral resources that merit approval to proceed to development and production. The team targets mineral resources of strategic size, in locations with acceptable country risk, with after-tax rates of return on investment of greater than 15% and operating costs below the industry mid-point.

This group's goal is to conduct safe and environmentally responsible exploration utilizing the latest appropriate technological advances in exploration methodology to improve efficiency and the likelihood of success. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused activity and to share cost and risk. The exploration budget for 2004 is forecast to be $35 million. Worldwide joint-venture participants, plus tax credits and grants provided by the Quebec and New Brunswick provincial governments to stimulate exploration activity are expected to provide external funding that will have the effect of increasing the internal budget to an estimated $50 million.

Exploration is currently being carried out primarily in Canada, Mexico, Brazil, Chile, South Africa, Norway, Australia and Papua New Guinea.

Copper and Copper-Zinc Exploration

Global copper exploration during 2003 was focused primarily on Chile, Argentina, Brazil, Mexico, Papua New Guinea, Canada and Australia. Exploration in support of the Canadian operations focused on the Abitibi region of Quebec and Ontario.

Nickel and Platinum Group Metals Exploration

Advanced exploration is focused in Sudbury, Ontario and Raglan, Quebec near our existing operations. Diamond drilling at the Nickel Rim South discovery at Sudbury has increased the estimated inferred mineral resource from 6.3 million tonnes to 11.7 million tonnes of 1.6% nickel, 3.7% copper, 2.0 grams per tonne platinum, 2.3 grams per tonne palladium and 0.7 grams per tonne gold. Exploration at Raglan during 2003 has resulted in 1.7 million tonnes being added to the mineral reserves and resources.

Results of Operations

New production which has come on stream, recent inefficient-capacity shutdowns, staffing reductions, and increased base metal prices have enabled Noranda to continue to report quarter-over-quarter improvements in earnings over the past twelve months.

Quarterly Earnings

$ millions, except per share data	Q1*	Q2*	Q3*	Q4*	2003	Q1*	Q2*	Q3*	Q4*	2002
Results of Operations										
Revenues	1,056	1,112	1,165	1,324	4,657	1,026	1,071	889	887	3,873
Cost of operations	485	514	516	509	2,024	483	490	454	452	1,879
Purchased raw materials	398	408	478	460	1,744	385	401	344	260	1,390
Depreciation, amortization and reclamation	114	127	120	119	480	113	126	117	134	490
Income (loss) generated by operating assets	59	63	51	236	409	45	54	(26)	41	114
Interest expense	38	37	33	21	129	23	22	26	27	98
Corporate and general administration	13	14	12	19	58	13	16	14	15	58
Research, development and exploration	8	12	13	18	51	11	13	16	9	49
Minority interest in earnings of subsidiaries	17	18	11	43	89	8	12	(6)	12	26
Income (loss) before undernoted	(17)	(18)	(18)	135	82	(10)	(9)	(76)	(22)	(117)
Tax expense (recovery)	(6)	(23)	(1)	54	24	(13)	2	(33)	(124)	(168)
Restructuring costs	29	15	(3)	21	62	–	15	–	546	561
Gain on sale of investments	–	–	(34)	(4)	(38)	–	(61)	–	(2)	(63)
Net Income (loss)	(40)	(10)	20	64	34	3	35	(43)	(442)	(447)
Earnings (loss) per common share	$(0.18)	$(0.08)	$0.04	$0.21	$0.04	$0.00	$0.15	$(0.21)	$(1.86)	$(1.93)

* Unaudited

Results of Operations

Net income for the year ended December 31, 2003 was $34 million or $0.04 per common share on a diluted basis, compared with a loss of $447 million or $1.93 per share for 2002. The improved results in 2003 are due to higher average realized prices for all four main metals and cost-containment initiatives undertaken in the past three years, which will continue to add to the core earnings of the Company. The net income in 2003 included a gain of $38 million pre-tax on the sale of the remaining priority units of the Noranda Income Fund and other investments. This was offset by $62 million pre-tax of restructuring costs related to the shutdown of unprofitable operations. The 2002 results included a restructuring provision of $520 million pre-tax against the Company's magnesium investment, other restructuring costs of $41 million, and a gain realized on the sale of the Company's CEZ facility which totalled $63 million pre-tax.

Income generated by operating assets increased to $409 million in 2003 compared to $114 million in 2002. The contribution from operating assets is expected to rise as capacity expansions begin contributing to operating earnings in 2004 and 2005. This includes the expansion of the Kidd Creek and Collahuasi mines and realization of benefits from cost-saving initiatives which were undertaken in 2003.

Revenues increased to $4.7 billion in 2003, an increase of 21% over 2002 revenues of $3.9 billion, due to additional capacity brought on stream, and higher realized prices during 2003. Average realized prices, as well as estimated current realized prices which will positively impact 2004, are as follows:

Average Realized Prices

$ per pound	Estimated current Price*	2003	2002
Copper	$1.30	$0.82	$0.74
Nickel	$7.10	$4.40	$3.14
Ferronickel	$6.65	$4.20	$3.16
Zinc	$0.51	$0.43	$0.40
Aluminum	$0.82	$0.68	$0.65
Lead	$0.42	$0.27	$0.23
Cobalt	$25.00	$10.41	$7.02

* As of February 18, 2004

Cost of operations increased to $2.0 billion, an 8% increase from 2002 levels of $1.9 billion, largely as a result of the strength of the Canadian dollar relative to the U.S. dollar, which appreciated approximately 20% during 2003, and increasing energy costs throughout the operations. Approximately 50% of the Company's operating costs are incurred in Canadian dollars. Purchased raw materials, including costs incurred to purchase custom feed, increased to $1.7 billion

in 2003 from $1.4 billion in 2002, due to higher average metal prices and the impact of the stronger Canadian dollar. The settlement price for purchased custom feed is based on metal content and the prevailing market prices of the metals.

Earnings per share is calculated as follows:

$ millions, except per share information	2003	2002
Net income (loss)	34	(447)
Deduct		
Preferred share dividends	21	11
Interest on convertible debentures	3	2
Income (loss) available to common shareholders	10	(460)
Weighted average shares outstanding – 000s	261,618	238,824
Net income (loss) per common share	$0.04	$(1.93)

Net income for the fourth quarter of 2003 was $64 million, or $0.21 per share diluted compared to a loss of $442 million or $1.86 per share diluted for the same period in 2002. This increase was as a result of significantly higher metals prices realized in the fourth quarter of 2003 versus 2002 offset by the impact of a strong Canadian dollar. Nickel prices realized in the fourth quarter of 2003 averaged $5.57 per pound, a 70% increase over $3.28 per pound realized in the fourth quarter of 2002, while realized copper prices increased to $0.93 per pound in the fourth quarter of 2003 compared with $0.72 per pound realized in the same period of 2002. The fourth quarter of 2002 also included a charge reducing the carrying value of the Company's magnesium operations of $520 million pre-tax.

With the addition of new mine capacity to Noranda's operating base, the Company's net income sensitivity to improvement in metal prices has increased significantly. The following table shows the annualized impact on Noranda's net income from changes in metals prices and the U.S./Canadian dollar exchange rate.

	Change in US$/lb. Price	Impact on Net income	Impact on Income per share
		($ millions)	
Copper	$0.05	$27	$0.09
Nickel	$0.10	$7	$0.02
Zinc	$0.05	$40	$0.14
Aluminum	$0.05	$19	$0.06
Lead	$0.05	$5	$0.02
Exchange rate Cdn$ = US$	1¢	$5	$0.02

Integrated Operations

As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its ore. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realize incremental treatment charges. These treatment charges provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry. In 2003, Noranda's integrated cost to produce a pound of copper was $0.30 per pound while the trading price for copper averaged $0.81 per pound, and was in mid-February 2004 approximately $1.30. The flexibility of the processing facilities also enables the Company to treat complex ore which may otherwise render a deposit uneconomic due to high treatment costs.

The price paid to suppliers of these custom feed ores varies with the prevailing price of the metals being treated and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. Noranda's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

Copper

The Copper business is a fully-integrated producer of copper metal and concentrate. It is comprised mostly of long-life, low-cost mines located primarily in South America. They include Noranda's interest in the Antamina copper and zinc mine in Peru, the Collahuasi and Lomas Bayas mines in Chile and the Kidd Creek mine in Ontario, Canada. In addition to these mines, the operations include the Altonorte copper smelter in Chile, as well as refining, smelting and recycling facilities in Canada and the U.S. As discussed previously, the mines have several potential brownfield and greenfield expansion opportunities which can further increase earnings from this business.

	2003	2002
Revenues – $ millions	2,165	1,906
Purchased raw materials – $ millions	1,064	947
Operating cash cost** – per pound of copper	$0.30	$0.34
Income generated by operating assets – $ millions	164	58
Sales and throughput (000 tonnes)*		
Copper in concentrates	219	256
Copper metal	436	488
Zinc metal	99	145
Zinc in concentrates	112	75
Sulphuric acid	651	322
Concentrate processed	1,436	1,286

* 100% basis except for Collahuasi and Antamina.

** Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Total revenue for the Copper business increased to $2.2 billion during 2003, an increase of 14% over 2002 revenue of $1.9 billion, on the strength of increased production levels and higher prices. During 2003, average realized prices increased from $0.80 per pound in the first quarter of 2003 to $0.93 per pound in the fourth quarter of 2003. Copper prices in February 2004 were approximately $1.30 per pound on the LME, which should contribute to further increases in earnings contribution from these operations in 2004.


Copper Revenue – % of Total
46%

The integrated nature of the Copper business enables the Company to maintain maximum flexibility in ore processing and will minimize future investment in the development of brownfield expansions. The integrated cash costs to produce a pound of copper declined from $0.34 to $0.30 as a result of the increased capacity at the Altonorte smelter and improved operations at the recycling operations.

Operating highlights for each of the major assets in the copper group are as follows:

- Collahuasi – 2003 production totalled 168,578 tonnes of copper concentrate at an operating cash cost of $0.38, a decrease of $0.01 per pound over 2002 despite lower grades. These lower grades also accounted for a decrease in copper production of 9% compared to 2002 levels of 185,014 tonnes. The concentrator processing capacity is currently being expanded to 110,000 tonnes per day and, when combined with a transition to higher-grade ores, should increase refined copper production during 2004 to a planned level of 178,000 tonnes;

- Antamina – 2003 copper production decreased to 85,188 tonnes as access to the higher-grade copper-only ores was restricted as a result of residual lake sediment. However, zinc production was over 56% higher as ores processed were of a higher zinc content compared to 2002. In 2004, copper production is expected to increase as the removal of the lake residue is completed and the higher-grade copper can be accessed.

  The Antamina orebody is highly variable and is currently described by more than six different ore classifications. Since mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. In order to enhance the predictive ability of the current reserve model and to facilitate better short- and long-term mine planning, Antamina is undertaking 112,000 metres of infill drilling and drilling at depth, at a cost of $14 million. This drill program and associated analyses are expected to be completed in the first half of 2005. Results will be reviewed periodically during the course of the program and, as warranted, will be incorporated in reserve and resource estimates for the deposit;

- Lomas Bayas – During 2003 Lomas Bayas achieved record production levels, producing 60,427 tonnes of copper cathode in 2003 compared to 59,304 tonnes in 2002. Current operating cash cost per pound is $0.48 per pound, a slight increase over $0.45 per pound due to an increase in the Chilean peso relative to the U.S. dollar. A total of 81.1 million tonnes of mineral resources were added during 2003, increasing proven and probable mineral reserves to 363.9 million tonnes at December 31, 2003;

- Kidd Creek – The mining operations at Kidd Creek mined 2.1 million tonnes in 2003, a 5% decrease compared to 2002 levels due to difficult ground control conditions in the upper mine and a delay in stope rehabilitation in the lower portion of the mine. Copper ore grade in 2003 was 2.3% compared to 2.1% in 2002, and the zinc ore grade declined slightly to 4.27% compared with 5.9% in 2002. As a result of lower than expected production, increasing energy costs and the strength of the Canadian dollar, mining cash costs increased to $0.87 per pound of copper compared with $0.62 per pound of copper in 2002. The Company continued with its Mine D expansion at Kidd during 2004, a project which is expected to add additional production of 1.8 million tonnes of ore once full production is achieved; and,

- Processing facilities – The copper group has three smelters and two refinery complexes within its operations located at: Altonorte in Chile, and the Kidd Creek and Horne/CCR operations in Canada. The geographic diversity of the sites and the ability of the operations to treat highly complex ore and recycled materials provides Noranda with a high degree of flexibility in deciding what site is the most appropriate location to treat the ore mined at its various operations. These metallurgical sites also purchase custom feed to absorb capacity and generate incremental treatment charges from third parties to the extent that Noranda mines do not provide sufficient ore to fill capacity. The development of the Montcalm nickel mine near Timmins, Ontario will see some concentrator capacity at Kidd Creek be converted to the treatment of this nickel ore, commencing in early 2005. This modification, coupled with the increased ore generated by the production expansion at Mine D at the Kidd mine, will significantly improve the profitability of the Kidd metallurgical site. In 2003, the revenue contribution from the processing operations was reduced because of low treatment terms. This trend will likely continue for the short term due to continued over-capacity in world smelting and refining capacity and reduced copper mine production throughout the world.


Copper Reserve Life*
(years)
40+
20+
20+
15+
Collahuasi
Antamina
Lomas Bayas
Kidd Creek
* Reflects impact of expansions on a pro forma basis

During 2003, the Copper business produced 436,000 tonnes of copper in cathode and 219,000 tonnes of copper in concentrate, compared to 488,000 tonnes and 256,000 tonnes respectively, in 2002. In addition to copper, zinc metal produced at Kidd Creek declined to 94,719 tonnes in 2003 from 145,309 tonnes in 2002 due to a planned shutdown in response to low zinc prices during 2003. Zinc concentrate production increased to 122,422 tonnes, a 56% increase from 2002 production levels of 77,876 tonnes as ore processed from the Antamina operation consisted of higher zinc grades during 2003.

Nickel

The Nickel business is comprised of nickel mines and processing facilities in Sudbury and Raglan, Canada, a refinery in Kristiansand, Norway, and a ferronickel operation at Falcondo in the Dominican Republic. Processed ore is acquired from both the Company's mining operations and through purchased custom feed.


Nickel Revenue – % of Total
28%

	2003	2002
Revenues – $ millions	1,297	842
Purchased raw materials – $ millions	280	146
Operating cash cost – per pound of nickel	$2.64	$1.96
Operating cash cost – per pound of ferronickel	$3.04	$2.76
Income generated by operating assets – $ millions	296	94
Sales (000 tonnes) – 100% basis		
Nickel	79	71
Ferronickel	27	21
Cobalt	3	3

Revenues for 2003 increased by 54% to $1,297 million when compared to 2002. In addition to the improved nickel price, sales volumes increased as higher ore grades at the Raglan mine, a higher operating level at Falconndo and increased custom feed deliveries at the Sudbury smelter and Kristiansand refinery offset lower mine production in the Integrated Nickel Operations ("INO").


Nickel Reserve Life
(years)
20+
20+
Integrated Nickel Operations (Sudbury and Raglan)
Falcondo

The operating cash cost of producing a pound of nickel from the mines in the INO, was $2.64 per pound of nickel. The $0.68, or 35%, increase over 2002 costs resulted from the strengthening of the Canadian dollar on operating costs, higher spending levels in the Canadian operations and lower ore grades, which were partially offset by higher by-product credits as a result of the increase in metal prices. Falcondo's operating cash cost per pound of ferronickel increased by 10% in 2003, to $3.04 per pound due to the increase in oil prices.

Income generated by the nickel business in 2003 was $296 million compared to $94 million for 2002. The $202 million increase was attributable to the impact of increased metal prices and higher sales volumes which were partially offset by higher unit production costs and increases in charges for depreciation caused, in part, by the strengthening of the Canadian dollar.

The collective agreements with the production and maintenance workers at Sudbury expired on January 31, 2004 and a settlement was achieved on February 21, 2004, after a three-week strike. The collective agreement with the office, clerical and technical workers expired February 28, 2004 and was renewed for a three-year term at that time.

Zinc

The Zinc business includes the Brunswick and Bell Allard mining operations, the Brunswick lead metallurgical operations (lead smelter, lead refinery and silver refinery), General Smelting, the NorFalco sulphuric acid marketing operations, sales offices in Independence, Ohio and Zug, Switzerland, and Noranda's interest in a zinc refinery held through the Noranda Income Fund.


Zinc Revenue – % of Total
9%

	2003	2002
Revenues – $ millions	410	399
Purchased raw materials – $ millions	175	144
Operating cash cost – per pound of zinc	$0.32	$0.32
Income generated by operating assets	(68)	(52)
Sales (000 tonnes)		
Zinc in concentrates	335	257
Lead metal	60	91

The 2003 revenues for the Zinc business were $410 million compared to $399 million in 2002. In 2003, higher zinc and lead prices, and higher production from the Brunswick and Bell Allard mines, more than offset a reduction in output from the Brunswick smelter related to the move to an eight-month seasonal operation.

The amount of contained zinc in the concentrates produced increased by 9% in 2003 as a result of record zinc recoveries at the Brunswick mine and a 17% increase in mill throughput at the Bell Allard mine.

The cost to produce a pound of zinc at the Brunswick mine was up slightly over 2002 on account of higher energy costs and a stronger Canadian dollar. At the Bell Allard mine, unit costs improved slightly as higher ore grades, zinc recoveries and mill throughput offset the stronger Canadian dollar. Overall operating cash costs were $227 million compared to $242 million in 2002. The lower costs reflect the transition of the Brunswick smelter to an eight-month operation and the change in the ownership of CEZ in 2002. These were offset somewhat by the impact of the stronger Canadian dollar and higher energy costs.

The loss generated by operating assets of $68 million compares with a loss of $52 million in 2002. In 2003, improved zinc and lead prices and higher production from Brunswick and Bell Allard mines were offset by the impact of the weaker U.S. dollar, higher energy costs and the fact that CEZ was 100% owned for the first four months of the year in 2002.

Production levels in 2004 should approximate the level achieved in 2003 as higher forecasted production from the Brunswick mine is expected to offset the depletion of the Bell Allard mine ore reserves in the fourth quarter of 2004.

On May 3, 2002, the Company successfully completed an initial public offering of the Noranda Income Fund (the "Fund") after which the Company's participation in the Fund was 48.97%. During July 2003, the Company further reduced its participation in the Fund to 25%. The Fund was created to acquire the Company's CEZinc refinery. As a result of the transaction, the Company has accounted for its share of the Fund on an equity basis from May 2002. Under a supply agreement with the Fund, Noranda has assumed responsibility for securing the refinery's annual zinc concentrate requirements for a 15-year period at prevailing market zinc prices less a fixed processing fee of Cdn$0.352 per pound.

Aluminum

Noranda's Aluminum business is comprised of one primary smelter and four downstream fabrication plants. The group produces primary aluminum, aluminum foil and light sheet.

	2003	2002
Revenues – $ millions	688	662
Purchased raw materials – $ millions	238	241
Average fabricating spread – per pound of foil	$0.44	$0.45
Operating cash cost – per pound of aluminum	$0.55	$0.50
Income generated by operating assets – $ millions	20	34
Sales (000 tonnes)		
Primary aluminum	247	242
Aluminum foil	147	128


Aluminium Revenue – % of Total
15%

Noranda's aluminum operations consist of a primary aluminum reduction facility, accounting for 9% of aluminum production in the U.S., and four modern aluminum rolling mills, capable of producing a variety of foil sheets to fulfill numerous applications. During 2003, the foil operations supplied in excess of 20% of North American demand for foil sheet.

During 2003, the primary facility produced 244,044 tonnes of aluminum metal. In addition to aluminum metal for sales to customers, the primary aluminum facility adds further value to its finished products through the production of extrusion billets and aluminum rod, with both products attracting significant premiums over unprocessed metal. The primary operations currently have a seven-year contract for the supply of alumina, a key element in the manufacturing of aluminum, which presently allows Noranda to acquire alumina at approximately 50% of current spot prices. The aluminum foil operations produced 147,000 tonnes of foil, with the largest contributor to sales represented by fin stock sales, used primarily in heat exchangers for automotive and heating, ventilation and air conditioning applications.

Revenues for the Aluminum business increased 4% year over year as the higher aluminum price and record production from both the primary and fabricating operations more than offset lower average fabrication prices from a less favourable product mix. The change in product mix was necessitated by weakness in the light foil sector. At the primary operation, value-added products accounted for approximately 67% of total production. This was reduced from 82% in 2002 reflecting the weakness in the North American manufacturing industry in the first nine months of the year. In the fourth quarter, demand for value-added products improved and higher sales volumes are expected in 2004.

Operating costs were higher in 2003 reflecting the higher production level, the increase in natural gas prices and higher terms on a new electrical power contract at the primary smelter.

Income generated by operating assets of $20 million for 2003 compares to $34 million in 2002.

For 2004, foil shipments are expected to increase by a further 20%, as the aluminum foil plant continues to ramp up its production and to increase market share within the context of a recovering North American economy.

Other Expenses

Interest expense increased to $129 million in 2003, an increase of 32% over $98 million in 2002 due to the impact of the stronger Canadian dollar on Canadian-denominated debt and associated interest costs, and higher average interest costs due to the extension of the average term of the Company's long-term debt.

Corporate and general administration costs as well as research and development costs remained relatively unchanged over 2002 levels, and are expected to decline marginally in the near term as the Company continues to pursue cost reductions.

Minority interest in earnings increased to $89 million in 2003 from $26 million in 2002 due to the higher contribution to earnings of the Nickel business unit, which is 59.2%-owned by Noranda.

Tax expense increased to $24 million in 2003 reflecting the profitability of the Company in 2003, as compared to a tax recovery of $168 million on a consolidated basis in 2002, primarily due to the tax impact of restructuring expenses incurred in 2002.

Pre-tax restructuring costs incurred and gains on sale of investments in 2003 and 2002 are as follows:

As at December 31	2003	2002
Magnesium impairment and closure costs	$33	$520
Other restructuring costs	29	41
Gain on sale of CEZ facility/investments	(38)	(63)
	$24	$498

Financial Position and Liquidity

Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

Working capital, excluding cash, short-term investments and short-term indebtedness, increased to $852 million from $652 million at the end of 2002. During the year, Noranda repositioned its balance sheet and operating capacity to support its strategic objective of maintaining a strong balance sheet meeting investment grade criteria. This will allow the Company to benefit more fully from improving fundamentals in the copper and nickel sectors. The repositioning plan included:

- Issuing preferred and common shares for net proceeds of $99 million and $434 million in March and August, respectively; and,
- Issuing 6% notes due in 2015 for gross proceeds of $350 million in September and the sale of Priority Units of the *Noranda Income Fund* for gross proceeds of $84 million. The Company also raised net proceeds of $250 million from its issuance of a 12-year debenture in May 2003, through a partially-owned subsidiary.

Cash and cash equivalents at December 31, 2003 totalled $501 million compared to $293 million at December 31, 2002. In addition to its cash balances, Noranda's liquidity and financial flexibility is augmented by revolving credit facilities. Committed lines of credit at December 31, 2003 totalled $1,132 million of which $68 million had been drawn or utilized. These lines of credit are primarily with various Canadian chartered banks and syndicates of U.S. and international banks. These bank facilities currently have committed terms of up to three years and are unsecured. Liquidity was further enhanced during the year with the release of corporate guarantees in the amount of $442 million following the conversion of the Antamina project's debt to a non-recourse basis.

Long-term debt, excluding the amount due in less than one year, amounted to $2,893 million at December 31, 2003 compared to $3,014 million a year earlier. The Company and its partially-owned subsidiary currently have $250 million and $600 million, respectively, available for public debt issuance under shelf prospectuses filed in September 2003 and January 2004, respectively. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its

financing sources. At December 31, 2003, Noranda's consolidated net debt-to-total-capitalization ratio was 43% compared to 54% at December 31, 2002. Noranda's long-term public debt ratings at December 31 are noted below:

	2003	2002
Standard & Poor's	BBB	BBB-
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Shareholders' equity at the end of 2003 was $2.6 billion after the inclusion of common and preferred share equity issues that occurred during the year.

Cash Flows

Cash generated from operations, before net changes in non-cash working capital, totalled $577 million in 2003, up from $348 million in 2002. The increase is primarily the result of higher sales and production volumes, lower operating costs and higher metal prices, despite the adverse impact of foreign exchange rates.

Capital investments totalled $489 million in 2003 compared to $528 million in 2002. Major capital expenditures during 2003 included the expansion of the Altonorte copper smelter, the expansion and transfer of mining operations at the Collahuasi copper mine and the Kidd Creek Mine D underground extension.

Capital investments for 2004 are budgeted to be $595 million. A more detailed discussion is provided on page 220.

In 2003, Noranda's common and preferred share dividend obligations were reduced by $14 million to $123 million compared to $137 million in 2002, despite an increase in both the number and amount of common and preferred shares outstanding. The annual common share dividend was reduced from Cdn$0.80 per share to Cdn$0.48 per share to bring it into line with those of other major metal and mining companies.

Metal Markets

Copper Market

LME copper prices traded in the $0.72 to $0.77 per pound range for the first nine months of 2003 then broke through $1.00 in December with current levels at $1.30.


Copper
Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
2000
1500
1000
500
0
99
00
01
02
03
LME price
LME, COMEX, inventories and others

Improved market sentiment was supported by mine disruptions, smelter cutbacks, strong Asian demand, and declining metal stocks. The weakening U.S. dollar has had a profound impact on U.S. dollar-based metal prices and accounted for a substantive part of the overall increase. China continues to drive global metal demand and its copper consumption for 2003 is expected to total 3.1 million tonnes, a 22% increase over 2002. Total exchange inventories dropped 464,500 tonnes to end the year at 793,000 tonnes. This was partially offset as Codelco, a major Chilean copper mining company, stockpiled approximately 200,000 tonnes of copper.

Despite the release of the Codelco stockpile and new expanded, and restarted mine production planned for the second half of the year, the overall market is expected to end in a slight deficit for another year. Continued strong demand in

China and marked improvement in the U.S. economy are expected to create further upside for the copper price and premiums.

Nickel Market

In 2003, the nickel price rose from a low of $3.27 per pound at the start of the year to $7.55 per pound by year end with much of the increase occurring in the second half of the year. Supply-side fundamentals were the main driver behind this run-up, accentuated by the very strong demand for metals in China. In 2003, world production of nickel grew by only 1.7%, less than half the growth seen in 2002. Disruptions at producers reduced supply in the first half of the year. This was followed by a three-month strike at Inco's Sudbury operations during the summer, which removed approximately 30,000 tonnes of nickel from the market.

Consumption of nickel grew 5.9% in 2003, with one-third of the growth coming from China. Stainless steel production beat expectations for the year, growing at 6.3%, well above the trend growth rate, and almost at the high levels of the previous year. The first half of the year was particularly strong as mills in all geographic market sectors, with the exception of the U.S., produced at record levels. The second half did not have as strong a showing, as delayed global economic recovery translated into weak demand for stainless steel in the U.S. and Europe for the balance of the year. Growth in the availability of global external scrap kept pace with the growth in stainless steel production, with the net effect that stainless steel scrap availability remained tight. In the non-stainless steel sectors, electronic alloys and batteries showed some signs of recovery, but both the aerospace and land-based gas turbine markets remained weak.


Nickel
Price (US$/lb.)
Inventories (000 tonnes)
8.00
6.00
4.00
2.00
0
80
60
40
20
0
99
00
01
02
03
LME price
LME inventories

When factoring in the Inco strike, the nickel market deficit increased to 56,000 tonnes. However, the release of the 60,000-tonne collateral stocks by Norilsk more than offset the deficit, creating an implied surplus of 4,000 tonnes for 2003.

The prospect of synchronized growth in the three major Western World economies (USA, Europe, Japan), together with the robust growth continuing in the non-OECD countries (China, Russia, India, Latin America), should underpin a strong pick-up in metal consumption. As a robust period of demand growth is forecast in 2004, the nickel market is expected to remain in significant deficit.

Zinc Market

Zinc prices in 2003 traded in a narrow range of $0.34 to $0.37 per pound for the first nine months, before staging a strong recovery in the fourth quarter. The LME cash settlement price climbed from $0.38 in early October to a high for the year of $0.46 on December 31 and $0.51 currently. The price improvement is partly attributable to weakness in the U.S. dollar, as well as bullish investor sentiment for an improved market outlook in 2004. LME stocks increased during the year by 89,000 tonnes to 740,400 tonnes at year end.

While global smelting capacity continues to expand, principally in China, actual refined production levels in 2003 were believed to be unchanged from 2002 levels as a result of the tight zinc concentrate supply. Low treatment charges, combined with strong domestic currencies, have forced many smelters to cut back operations or permanently close due to the poor smelting margins. Zinc demand remains very strong in China, such that China is now a net importer of zinc. Combined imports of zinc concentrates and zinc alloys exceeded metal exports, which were 15% lower year over year during the first 10 months of 2003. During the fourth quarter, U.S. consumption improved markedly resulting in an increase in premiums in the $0.03 to $0.035 range.


Zinc
Price (US$/lb.)
Inventories (000 tonnes)
0.60
0.45
0.30
0.15
0
1200
900
600
300
0
99
00
01
02
03
LME price
LME, producer and other inventories

The world zinc market is estimated to have been in balance for 2003 following two years of surplus. Most analysts expect that limited mine supply growth combined with higher metal demand in Asia, the U.S. and Western Europe will result in a significant supply deficit in 2004 and higher average prices than 2003 levels.

Aluminum Market

LME cash prices for 2003 ranged from a low of $0.60 in April, to a high of $0.72, on December 31 and $0.82 currently. Despite weaker fundamentals than some other base metals, aluminum's 20% recovery from its lows in 2003 is substantial and meaningful. Continued weakening of the U.S. dollar coupled with speculative fund buying propelled the price to its highest level in 34 months in December.

The firming belief in a broad economic recovery is creating a bullish view of aluminum going into 2004. However, despite the growing optimism, issues and concerns remain. Among the issues in question is the direction of the Chinese market. Reductions in export rebates in conjunction with a substantial rise in spot alumina costs and regional power constraints could significantly impact the amount of aluminum China sends to the West, but it remains uncertain how Chinese producers and their supporters will respond to these issues.


Aluminum
Price (US$/lb.)
Inventories (000 tonnes)
8.00
6.00
4.00
2.00
0
3000
2250
1500
750
0
99
00
01
02
03
LME price
LME, producer and other inventories

The potential reduction of Chinese exports and the anticipated demand growth resulting from the economic recovery could lead to a more balanced market. Improving fundamentals should continue to support the price and provide the potential for further price improvement in aluminum during the coming year. The weaker U.S. dollar bodes well for American producers and fabricators exporting goods as their ability to be competitive on pricing is enhanced.

Risk Factors

Fluctuating Metal Prices

Noranda's earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. We generally do not hedge prices of the metals we produce. Market prices

can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for nickel, zinc, copper or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although we maintain insurance which we believe is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not come into force but may do so in the future. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on our properties, the ultimate costs for future removal and site restoration to us could differ from the amounts estimated. The estimate for this future liability is

subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

In view of the uncertainties concerning future removal and site restoration costs on our properties, the ultimate costs for future removal and site restoration to us could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

In addition, regulatory authorities in various jurisdictions around the world may require us to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, we have already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if we cease to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of our credit may be required to back up these commitments, which could adversely affect our liquidity.

Labour Relations

Collective agreements covering our unionized employees at CEZ, Matagami, CCR (Plant workers), CCR (Security guards), Noranda Recycling – Roseville, Micro Metallics – San Jose, Nikkelverk, Collahuasi, and American Racing Equipments will expire in 2004. At Sudbury, a collective agreement was signed with the Mine, Mill and Smelter Workers Union after a three-week strike in February 2004. The collective agreement covering the Office, Clerical & Technical at Falconbridge's Sudbury Operations was renewed on February 28, 2004. Collective agreements covering our unionized hourly employees and workers at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne Smelter, Kidd Metallurgical Division, Raglan Operations, Falcondo, Lomas Bayas, Altonorte, Antamina, New Madrid, and the aluminum foil operations at Newport and Salisbury are currently in place and will expire between 2005 and 2007.

Uncertainty of Reserve Estimates and Production Estimates

Our reported ore reserves as of December 31, 2003 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

We prepare estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be

achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Pesos, Norwegian Kroner and Euros exchange rates against the U.S. dollar, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of our revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at our Canadian sites are incurred in Canadian dollars and Nikkelverk's costs are incurred in Norwegian kroner. Effective July 1, 2003 we are reporting our financial results in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which may in the future materially impact our financial results. We, from time to time, may hedge a portion of our currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition and results of operations.

Energy Supply and Prices

Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

Foreign Operations

Some of our activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

We perform a thorough risk assessment on a country-by-country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable

to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

We believe that the technology we use to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Sulphuric Acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. We process sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, our production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply. We also process copper scrap, the availability of which in past years has been subject to significant fluctuations and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

This is the end of the description of the business of Noranda as extracted without material amendment from Noranda's Management's Discussion and Analysis as disclosed in Noranda's 2003 Annual Report.

The following description of the business of Noranda has been extracted without material amendment from Noranda's Management's Discussion and Analysis as disclosed in Noranda's 2004 Annual Report.

Management's Discussion and Analysis

The following analysis and discussion of the Company's activities take into account management's knowledge of all material facts and events up to and including February 3, 2005.

Selected Annual Information

The analysis contained herein is based upon the financial position, results of operations and cash flows of the Company in accordance with Canadian Generally Accepted Accounting Principles. The Company's functional reporting currency was converted to U.S. dollars on July 1, 2003 and unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

$ millions, except per share data	2004	2003	2002
Results of operations			
Revenues	$ 6,978	$ 4,657	$ 3,873
Income generated by operating assets[1]	1,380	397	151
Net income (loss)	551	23	(414)
Net income (loss) per common share	$1.78	$ –	$ (1.79)
Cash flow			
Cash flow from operations	$ 1,191	$ 413	$380
Investment in growth projects (unaudited)	432	307	382
Sustaining capital expenditures (unaudited)	234	182	146
Dividends per common share (unaudited)	Cdn$ 0.48	Cdn$ 0.64	Cdn$ 0.80
Financial position			
Cash and short-term investments	$884	$630	$293
Operating capital assets	4,870	4,765	4,722
Development projects (unaudited)	1,166	973	603
Total assets	9,611	8,328	7,172
Long-term debt	2,638	2,893	3,014
Shareholders' equity	3,059	2,597	1,831
Net-debt-to-total-capitalization ratio	35%	43%	54%

[1] Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, gains net of restructuring costs and other.

Noranda is a global integrated metals producer focused on the extraction and processing of copper and nickel, and has investments in zinc and aluminum producing assets. Noranda is focused on increasing the profitability of its core operations through cost reductions and capacity expansions while identifying and defining orebodies for future development.

Total revenues have increased from $3.9 billion for the year ended December 31, 2002 to almost $7.0 billion for the year ended December 31, 2004 primarily due to the significant increase in realized metal prices during that period. Since 2002, average copper prices realized increased from $0.74/lb. to $0.82/lb. for the year ended December 31, 2003, and rising to $1.30/lb. for the year ended December 31, 2004. Prices realized for nickel increased from $3.14/lb. in 2002, to $4.40/lb. in 2003, with realized prices in 2004 averaging $6.40/lb. Prices realized for zinc increased from $0.40/lb. in 2002, to $0.43/lb. in 2003, with realized prices in 2004 averaging $0.52/lb. Prices realized for aluminum increased from $0.65/lb. in 2002, to $0.68/lb. in 2003, with realized prices in 2004 averaging $0.84/lb. Prices for by-product materials such as lead, cobalt and precious metals, which are found and processed in conjunction with our core metals, have also experienced similar price increases during these periods.

Production of nickel, zinc and aluminum all increased in 2003 over 2002 levels, while copper declined slightly due to grade reductions at Collahuasi and decreased copper production from the Antamina copper-zinc deposit, where higher zinc-yielding ore was mined, offsetting reduced copper production with increased zinc recoveries. During 2004, mined copper production increased 14% due to the impact of expansions at Collahuasi and the accessing of the high-grade copper zone at Antamina. Nickel and aluminum production also increased during 2004, while zinc production declined due to the

closure of the Bell Allard mine at Matagami, Quebec, which ceased production in October 2004. Zinc production from Antamina also declined as production was shifted to high-grade copper zones following the removal of sediment in June 2004. Further information on production levels is found on page 87 of Noranda's 2004 Annual Report.

The increase in production and metals prices, coupled with the various cost reduction initiatives yielded an increase in net income per common share from a loss of $1.79 for the year ended December 31, 2002, to net income per common share of $1.78 for the year ended December 31, 2004. Offsetting the impact of price increases and cost containment initiatives was the influence of rising energy costs across all elements of the operations and the impact of the weakening of the U.S. dollar relative to both the Canadian dollar and Chilean peso, thereby increasing operating costs in those jurisdictions relative to our U.S. dollar revenue base. Approximately 50% of Noranda's operating costs are incurred in Canadian dollars.

Total assets have increased from $7.2 billion at December 31, 2002 to in excess of $9.6 billion at December 31, 2004 due to the following:

- Increased investment in production expansion projects to enhance the Company's operating base, which has seen in excess of $1.0 billion in investment since December 31, 2002

- Increased investment in working capital investment due to higher realized prices and increased production levels

- Increased cash retained due to higher earnings levels

Long-term financial liabilities have declined from $3.0 billion at December 31, 2002 to $2.6 billion primarily due to the use of operating cash flow to reduce overall consolidated leverage ratios, despite increased capacity investment.

Corporate Developments

During the third quarter of 2004, Noranda announced that it entered into exclusive negotiations with China Minmetals concerning a proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda. Noranda's exclusive negotiations with China Minmetals ended on November 16, 2004. While discussions with China Minmetals are currently continuing on a non-exclusive basis, the Special Committee of the Noranda Board of Directors now has the opportunity to advance other alternatives, both on a stand-alone basis and with other parties.

Asset Profile

Noranda's consolidated assets totaled $9.6 billion as at December 31, 2004 on a book-value basis compared with $8.3 billion at the end of 2003. The increase is primarily due to the investment of additional capital in both completing and advancing brownfield expansion development projects and income generated in excess of debt repaid. Total revenues increased to $7.0 billion during 2004, an increase of $2.3 billion over the $4.7 billion in revenue generated in 2003, due to stronger metal prices and higher production levels. Noranda generated net income of $551 million, or $1.75 per share on a diluted basis, an increase of $528 million from the net income of $23 million, or nil per share on a diluted basis in 2003. The improved results were attributed to higher base metal prices, increased production levels and a lower cost structure in 2004. This was partially offset by the impact of the stronger Canadian dollar relative to the U.S. currency, which increased Canadian-based operating costs when converted to U.S. dollars.

At December 31, 2004, Noranda held cash and cash equivalents of $884 million as a result of improved operating cash flows. During 2004, Noranda's consolidated net debt to capitalization declined by over 800 basis points to 35%. Cash resources, combined with undrawn credit facilities of over $1.7 billion, provide the Company with sufficient liquidity to complete its development projects, pursue new investment and development opportunities currently contemplated and repay near-term debt maturities.

Operating Assets

Of the $9.6 billion of assets, the book value of capital assets which are currently contributing to earnings totaled $4.9 billion, while projects under development, which are not currently contributing to earnings, totaled $1.2 billion. Combined, these assets represent 63% of the total asset base of the Company. During 2004, Noranda completed the construction of the Collahuasi expansion. This project, which was completed ahead of schedule and below budget, resulted in $272 million being transferred from projects under development to operating capital assets. The operating assets are distributed in the Company's core metals as follows:

$ millions	2004	2003
Operating capital assets		
Copper	2,890	2,757
Nickel	1,078	1,107
Zinc	158	234
Aluminum	702	579
Other	42	88
Total	4,870	4,765

Capacity Enhancements

Since 1998, Noranda has invested significant capital in the expansion of its operating capacity with the addition of world-class, low-cost assets and the improvement of existing operations. The Company increased its copper, nickel and zinc mineral reserves, enhanced its copper and nickel processing capacity, expanded its primary and fabricated production capacity and acquired bauxite mining and alumina refining assets to fully integrate its aluminum operations. These investments have substantially increased the Company's baseline earnings and its leverage to metal prices. The following is a summary of these initiatives and their impact on Noranda.

Business	Initiative	Impact	Completed
Copper	Collahuasi mine	Additional reserves of 2,010 million tonnes grading 0.83% copper	1998
	Antamina mine	Additional reserves of 559 million tonnes grading 1.23% copper and 1.03% zinc	2001
	Lomas Bayas	Additional reserves of 397 million tonnes grading 0.32% copper	2001
	Recycling plant – Tennessee	Additional throughput capacity of 20,000 tonnes	2001
	Altonorte smelter expansion	Additional throughput capacity of 440,000 tonnes	2003
	Recycling plant – Ontario	Annual throughput capacity of over 5,000 tonnes of electronic recyclables	2003
	Collahuasi	Completed the Ujina-Rosario transition and Phase II expansion project, began molybdenum recovery circuit	2004
Nickel	Raglan mine	Additional reserves of 22.1 million tonnes grading 3.12% nickel	1998
	Nikkelverk refinery expansion	Increased throughput capacity by 23% to 85,000 tonnes	
	Montcalm mine	Developed deposit and began mining reserves of 5.1 million tonnes grading 1.46% nickel and 0.71% copper.	2004
Aluminum	Primary aluminum expansion	Increased annual production capacity by 15% to 250,000 tonnes	2001
	Huntingdon foil plant	Additional 125,000 tonnes of production capacity	2002
	New Madrid Smelter	Renewed operating permit that will allow a 2% higher rate of capacity utilization, providing another 5,000 - 6,000 tonnes per year of output	2004

Projects Under Development

Investments in development projects at the end of the year totaled $1,166 million, an increase of $193 million since December 31, 2003, primarily due to capital invested in brownfield expansions offset by the completion of the Collahuasi

mine expansion in 2004. The Collahuasi transition/expansion project increased the mine's concentrator design capacity to 110,000 tonnes per day from 70,000 tonnes per day. This capacity increase will help compensate for an expected decline in ore grade and thereby enable Collahuasi to maintain copper production at current levels. Kidd Creek Mine D gave access to an additional 9.1 million tonnes of reserves and 15.3 tonnes of resources. While the future annual production level of the Kidd Creek mine is expected to be similar to that of 2003, the cost structure will be lower and significantly more stable. Total investments in the Collahuasi and Kidd projects during 2004 totaled $65 million and $127 million, respectively.

Nickel and copper mining remains the focus of the Company's growth program. As shown in the following table, Noranda has expansion projects that are currently under development in both these commodities.

Projects Under Development – Capital Spending 2004 (unaudited)

	Noranda Inc.'s Beneficial Interests (%)	Book Value at Dec 31, 2003 ($ millions)	Expenditures ($ millions)	Transferred to Operating Assets ($ millions)	Book Value at Dec 31, 2004 ($ millions)
Copper					
Collahuasi	25.9	$207	$65	$(272)	$–
Kidd Creek Mine D, Ontario	58.8	277	127	–	404
Nickel					
Koniambo, New Caledonia	28.8	123	57	–	180
Nickel Rim South, Ontario	58.8	5	96	–	101
Other	–	361	120	–	481
Total		$973	$465	$(272)	$1,166

Kidd Mine D

At Kidd Mine D, work is progressing as planned as Kidd continues to develop the Mine Depth extension of the Kidd orebody. Mine D will allow the mine to produce 2.4 million tonnes of ore annually once in full production. Shaft progress advanced to 93% of plan and is now below the 8800 level. The Operations group has assumed control of the Block 1 Ore Handling System. Production began in late 2004. In 2004, $127 million, including capitalized interest was spent on Mine D development, with a total of $404 million spent to date. The cost of Mine D Stage I has been estimated at $500 million, excluding capitalized interest.

Montcalm

The Montcalm nickel project, near Timmins, Ontario, was completed in December 2004 after an investment of $75 million. This project is expected to add 8,000 to 9,000 tonnes of nickel production on an annual basis at an operating cost of $2.47/lb.

Nickel Rim South

The Nickel Rim South project is progressing on schedule and within budget. Site preparation, services and installation of electrical systems were completed in 2004. Both the vent shaft and main shaft construction programs are on track. The updated inferred mineral resource estimate at December 31, 2004 was 13.4 million tonnes grading 1.8% nickel and 3.3% copper with significant platinum and palladium.

Koniambo

Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture

Greenfield Opportunities

Greenfield opportunities, or those potential projects which are located in regions where Noranda does not currently operate, represent significant growth potential to Noranda. Projects currently being reviewed for development are as follows:

Copper	El Pachón, Argentina	A very large and promising deposit with measured and indicated resources of 724 million tonnes grading 0.65% copper; capable of producing approximately 200,000 tonnes per year of copper-in-concentrate.
	El Morro, Chile	A porphyry copper deposit with inferred resources of 466 million tonnes grading 0.61% copper and 0.50 grams per tonne gold.
	West Wall, Chile	With an active drilling program underway, Noranda will vest 50% ownership in this promising copper porphyry in 2005.
	Frieda River, Papua New Guinea	The Frieda River project contains three significant copper deposits. Currently the focus of exploration is on the Nena deposit. With measured and indicated resources of 50 million tonnes grading 2.21% copper and 0.60 grams per tonne gold, this deposit is being further explored to expand and improve precision of the resource estimates.
Zinc	Lady Loretta, Australia	Studying the optimal timing to develop this deposit. Located near the Mt. Isa camp in a known area of mineralization. Measured and indicated resources of 11.6 million tonnes grading 16.1% zinc and 5.7% lead.

Planned Capital Investments

Capital investments for 2005 are expected to total $681 million as the development of the Nickel Rim South and other Brownfield expansions are advanced towards operating status. Additional capital will be spent on Koniambo during the year to advance engineering of the project. Sustaining capital expenditures average approximately $200 million annually. All of the currently projected capital investments can be funded from the current capital structure. Noranda's capital investment projections and its major components are shown in the following table.

Metal ($	Growth Project millions)	Impact	Capital Investments (unaudited) 2004	2005F	2006F
				($ millions)	
Copper	Kidd Mine D	Existing mine deepening to provide access to additional 15.3 million tonnes of inferred reserves with 3.0% copper and 4.6% zinc.	$127	$86	$65
Nickel	Nickel Rim South	Potential new nickel/copper mine with inferred resources of 13.4 million tonnes of 1.8% nickel and 3.3% copper and significant platinum group metals; 5-year development timeframe.	96	61	75
	Koniambo	Potential new nickel mine envisioning a 60,000 tonne-per-year operation. Measured and indicated resources of 142 million tonnes grading 2.13% nickel.	57	146	70
	Raglan	Increase milling capacity by 40% to enable mine output increase.	–	21	38
	Other		152	102	69
			432	416	317
Sustaining Capital			234	265	226
Total Capital Investments			$666	$681	$543

F: Forecast

Risk Assessment and Reduction in the Evaluation, Selection and Implementation of Projects

Noranda's preference for lower-risk brownfield expansion projects provides inherent risk reduction due to the Company's knowledge of the environment in which the expansion project is to be undertaken and its ability to tap into existing human and physical resources. Where Noranda chooses to invest and grow via the development of greenfield projects, away from existing infra-structure, risk assessment and reduction is a top priority.

Managing Project Evaluation, Selection and Implementation

Noranda has taken several steps to ensure the success of all its current and future capital projects including the following:

- Creation of a highly-experienced projects group with world-class leaders dedicated to securing the investment performance of major capital projects
- Implementation of Six Sigma-based Stage Gate process for project evaluation. This process is a disciplined system which addresses and quantifies key sources of project impact and risk in support of management decision making
- Addition of parameters in the Stage Gate process that measure social, business and strategic elements
- Recognition of investment returns as the primary metric of project success
- Assignment of accountability

Exploration

The objectives of the exploration team are aligned with those of the copper, nickel and zinc business units and are aligned with the corporate strategy of focusing primarily on copper and nickel growth opportunities worldwide. The Company's goal is to be the most valued and sought after partner in the mining and metals business. The Company's approach is one of consistently being a fair and honest partner, complemented by strong technical skills and a solid track record with a "win-win" philosophy. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused exploration activity, thereby sharing cost and risk, and improving the likelihood of success. The exploration team is supported by an experienced mergers and acquisitions team and a strong project engineering team with significant experience building mines around the world.

As a Founding Patron of the Association of Professional Geoscientists of Ontario and a Founding Partner of the Prospector and Developers Association of Canada's Environmental Excellence in Exploration initiative, the team of geoscientists is committed to being fully compliant with National Instrument 43-101 requirements and in consistently conducting safe and environmentally responsible global exploration.

The exploration team consists of 107 employees, including 87 geologists and geophysicists. Noranda forecasts exploration expenditures for 2005 at $46.2 million compared to $42.5 million invested in 2004. Exploration activity is primarily focused on Canada, Chile, Brazil, Mexico, Norway, Australia, Africa, Papua New Guinea and China.

Interesting 2004 exploration results that will be pursued further in 2005 include:

1. A new nickel sulphide discovery east of Fraser Mine at Sudbury, Ontario, referred to as Fraser-Morgan West.

2. A new nickel sulphide discovery in Norway, a joint venture with Blackstone Ventures Inc.

3. The discovery of a new zinc occurrence at Matagami, Quebec.

4. Encouraging copper intersections at the Frieda River project in PNG, a joint venture with Highlands Pacific Limited.

Planned 2005 exploration also includes 8,000-metre diamond-drilling programs at each of two porphyry copper projects in Chile: the West Wall project, a joint venture with Anglo American, and the El Morro project, a joint venture with Metallica Resources.

Results of Operations

Net income for the year ended December 31, 2004 was $551 million or $1.75 per common share on a diluted basis, compared with a net income of $23 million or $0.00 per share for 2003. The significant improvement in 2004 results is due to higher average realized prices for all four primary metals as well as by-products, and strong operational performance from each business unit. Net income in 2004 included a gain of $80 million on the settlement of a favourable alumina purchase agreement offset by an asset impairment provision of $50 million realized against the assets of American Racing.

In 2003, net income included a gain of $38 million pre-tax on the sale of the remaining priority units of the Noranda Income Fund and other investments. This was offset by $66 million pre-tax of restructuring costs related to the shut-down of unprofitable operations.

Revenues increased to $7.0 billion in 2004, an increase of 49% over 2003 revenues of $4.7 billion due to additional capacity brought on stream, and higher realized prices during 2004. Income generated by operating assets increased to $1,380 million in 2004 compared to $397 million in 2003. The contribution from operating assets is expected to rise as capacity expansions begin contributing to operating earnings in 2005 and beyond.

$ millions, except per share information	2004	2003
Revenue	$6,978	$4,657
Operating expenses		
Cost of operations	2,094	1,948
Purchased raw materials	3,005	1,822
Depreciation, amortization and reclamation	499	490
Total operating expenses	5,598	4,260
Income generated by operating assets	1,380	397
Corporate costs[1]	232	238
Minority interest	297	88
(Gain) loss net of restructuring costs and other	(33)	28
Taxes	333	20
Net income	551	23
Deduct		
Preferred share dividends	20	21
Interest on convertible debentures	3	3
Income (loss) available to common shareholders – basic	528	(1)
Impact of convertible debentures	3	–
Income (loss) available to common shareholders – diluted	531	(1)
Basic weighted average number of shares – 000s	296,246	261,618
Diluted weighted average number of shares – 000s	303,790	261,618
Basic earnings per common share	$1.78	–
Diluted earnings per common share	$1.75	–

[1] Corporate costs include interest, corporate and general administration, research, development and exploration costs.

Average Realized Prices

Average realized prices during 2004 and 2003, as well as estimated current realized prices which will positively impact 2005, are as follows:

$ per pound	Estimated Current Price*	2004	2003
Copper	$1.50	$1.30	$0.82
Nickel	$7.10	$6.40	$4.40
Zinc	$0.62	$0.52	$0.43
Aluminum	$0.88	$0.84	$0.68
Lead	$0.45	$0.43	$0.27
Cobalt	$18.60	$22.48	$9.42
Molybdenum	$30.00	$14.09	$4.51

* As at February 23, 2005

Cost of operations increased to $2.1 billion, a 7% increase from 2003 levels of $1.9 billion, largely as a result of the strength of the Canadian dollar relative to the U.S. dollar, and increasing energy costs throughout the operations. Approximately 50% of the Company's operating costs are incurred in Canadian dollars. Purchased raw materials, including costs incurred to purchase custom feed, increased to $3.0 billion in 2004 from $1.8 billion in 2003, due to higher average

metal prices paid for in purchased feeds. The settlement price for purchased custom feed is based on metal content and the prevailing market prices of the metals at the time of settlement.

With the addition of new mine capacity to Noranda's operating base, the Company's net income sensitivity to improvement in metal prices has increased significantly. The following table shows the annualized impact on Noranda's net income from changes in metals prices and the U.S./Canadian dollar exchange rate.

	Change in US$/lb.	Impact on	
	Price	Net income	Income per share
		($ millions)	
Copper	$0.05	$29	$0.10
Nickel	$0.50	$35	$0.12
Zinc	$0.05	$32	$0.11
Aluminum	$0.05	$19	$0.06
Lead	$0.05	$5	$0.02
Exchange rate Cdn$ = US$	$0.01	$5	$0.02

Integrated Operations

As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance by processing its own ores. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility on a consolidated basis.

When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realize incremental treatment charges. These treatment charges provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry. The flexibility of the processing facilities also enables the Company to treat complex ore which may otherwise render a deposit uneconomic due to high treatment costs. The Company also fixes the sulphur content of the ores that it treats at its metallurgical sites and produces sulphuric acid as a marketable by-product, which provides incremental revenues that help reduce cash operating costs at current sulphuric acid price levels.

The price paid to suppliers of these custom feed ores varies with the prevailing price of the metals being treated, and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. Noranda's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel. Current metallurgical sites provide a source of treatment charge revenue and act as a hedge for the Company on the fluctuations in market treatment charges.

Integrated cash costs are calculated as follows:

	Copper (Integrated)		Nickel (Integrated)		Zinc (Mining)		Aluminium[1] (Smelting)	
$ millions, except as noted	2004	2003	2004	2003	2004	2003	2004	2003
Cost of operations, as reported	$841	$710	$615	$587	$158	$204	$282	$263
Non-mining costs*	–	–	–	–	(73)	(71)	–	–
By-product and processing credits*	(613)	(463)	(206)	(144)	(68)	(45)	(76)	(50)
Processing fee on sale of concentrates*	125	82	–	–	127	112	–	–
Purchases of raw materials*	–	–	–	–	–	–	103	86
Other operating and non-cash costs*	(2)	(6)	106	25	72	31	12	7
Cash costs – net*	$351	$323	$515	$468	$216	$231	$321	$306
Volumes – (000s lbs.) [2]	921,900	798,035	176,030	168,609	684,530	733,603	548,900	543,964
Cash cost per pound – $ [3]	0.38	0.40	2.93	2.78	0.32	0.32	0.58	0.56

(1) Represents Primary operations only: Aluminum segment cost of operations reported for 2004 totals $420 million (2003 – $388 million), which includes foil processing and other costs of $138 million (2003 – $125 million).
(2) Volumes as shown are based on production, except for Aluminum business, which represent shipments of primary aluminum.
(3) While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.
* Unaudited

Copper


Copper: Income Generated by Operating Assets – % of total
49%

The Copper Business is a fully-integrated producer of copper metal and concentrate, precious metals and sulphuric acid. It comprises mostly long-life, low-cost mines located primarily in South America. They include Noranda's interest in the Antamina copper and zinc mine in Peru, the Collahuasi and Lomas Bayas mines in Chile and the Kidd Creek mine in Ontario, Canada. In addition to these mines, the operations include the Altonorte copper smelter in Chile, as well as refining, smelting and recycling facilities in Canada and the U.S. The Copper Business also operates one of the world's largest electronic scrap collection and smelting/refining operations and provides end-of-life electronics disposal services for companies like Hewlett Packard. As discussed previously, there are several potential brownfield and greenfield expansion opportunities which can further increase earnings from this business.


Copper Mine Life
(est years)
40+
15+
20+
10+
Collahuasi
Antamina
Lomas Bayas
Kidd Creek

	2004	2003
Revenues – $ millions	3,630	2,147
Purchased raw materials – $ millions	1,882	1,067
Operating cash cost** – per pound of copper	$0.38	$0.40
Income generated by operating assets – $ millions	673	170
Sales and throughput (000 tonnes)*		
Copper-in-concentrates	275	212
Copper metal	612	604
Zinc metal	135	111
Zinc-in-concentrates	52	100
Sulphuric acid	749	651
Concentrate processed	1,810	1,793

* 100% basis except for Collahuasi (44%) and Antamina (33.75%).
** Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.


Copper: Income Generated by Operating Assets ($ millions)
673
170
03
04

Revenues: For the year, consolidated revenues for the Copper Business were $3.63 billion, an increase of 69% over the $2.15 billion for the same period of 2003. Higher copper sales and metal prices and by-product revenues accounted for the increase as well as increased production levels of copper as expansions at Collahuasi and the completion of the removal of sediment from the high-grade copper zone at Antamina led the increase in production. The realized copper price averaged $1.30/lb. compared to $0.82/lb. in 2003.

Costs: Total Copper Business operating expenses totaled $2,957 million in 2004 versus $1,977 million in 2003. Cost of operations totaled $841 million in 2004 versus $710 million in 2003. Cost of purchased raw materials increased to $1,882 million from $1,067 million, a 76% increase year-over-year due to higher metal prices. In 2004, the operating cash cost of producing a pound of copper was $0.38/lb. versus $0.40/lb. in 2003.

Income generated by operating assets: In 2004, the Copper Business operating income was $673 million compared to $170 million in the same period for 2003. The $503 million increase was mainly attributable to higher realized prices and production volumes.

Production: For 2004, mined copper production totaled 430,391 tonnes compared to 360,602 tonnes respectively, during 2003. Production was higher due to the completion of the Collahuasi expansion and open pit transition project, the removal of lake sediment at the Antamina mine allowing access to better copper grades, and due to the record production at the Lomas Bayas operation.

Production: Refined nickel production totaled 100,887 tonnes in 2004, compared to 104,410 tonnes in the same period in 2003. During 2004, Sudbury mines nickel production was 22,602 tonnes, compared with 24,143 tonnes in 2003. The reduction in nickel production was attributable to the strike in the first quarter of 2004 and the subsequent ramp-up of production (which reduced the annual production by 3,500 tonnes). For 2004, Raglan nickel-in-concentrate production was 26,552 tonnes, compared with 25,110 tonnes of nickel in 2003. Increased ore tonnages offset the impact of lower ore grades. In Sudbury, smelter production of nickel-in-matte was 52,595 tonnes in 2004 compared with 59,831 tonnes in 2003, largely as a result of the strike at Sudbury and lower concentrate grades. At Nikkelverk, 2004 nickel production of 71,410 tonnes was lower than the 77,183 tonnes produced in 2003 due to lower shipments of material from Sudbury. Nikkelverk cobalt production set a new record at 4,670 tonnes. The Falcondo ferronickel operation increased production by 8% to 29,477 tonnes of nickel in ferronickel compared to 27,227 tonnes in 2003.

Zinc


Zinc Mine Life
(est years)
5+
Brunswick
Includes Brunswick Mine only and none of the resources at development projects.

In 2004, the Zinc Business included the Brunswick mine and the Brunswick lead metallurgical operations (lead smelter, lead refinery and silver refinery), the Bell Allard mine (which was depleted and permanently closed in October), General Smelting (alloy foundry), the NorFalco sulphuric acid marketing operations, sales offices in Independence, Ohio and Zug, Switzerland, and Noranda's 25% interest in the Canadian Electrolytic Zinc refinery held through the Noranda Income Fund. The Zinc Business is a fully-integrated operation that produces and sells zinc and lead concentrates and refines and markets zinc and lead metal and a significant amount of by-product silver and sulphuric acid.

	2004	2003
Revenues – $ millions	415	363
Purchased raw materials – $ millions	187	155
Operating cash cost – per pound of zinc	$0.32	$0.32
Income generated by operating assets	14	(60)
Sales (000 tonnes)		
Zinc-in-concentrates	293	335
Lead metal	83	60

Revenues: For the year, consolidated revenues for the Zinc Business increased 14% to $415 million from $363 million in 2003. Sales volumes of zinc-in-concentrate decreased in 2004 by 13% from 292,512 tonnes compared to 335,059 tonnes in 2003, principally due to the closure of the Bell Allard mine in October 2004. Lead metal sales volumes increased in 2004 by 38% to 83,194 from 60,452 tonnes in 2003. The increase in lead metal sales is primarily due to a shorter seasonal shutdown in 2004 versus 2003.

Costs: Total Zinc Business operating expenses totaled $401 million in 2004, a decrease from $423 million in 2003. Cost of zinc operations totaled $158 million in 2004 versus $204 million in 2003, a decrease of $46 million. Cost of purchased raw materials increased from $155 million to $187 million due to higher metal prices. In 2004, the operating cash cost of producing a pound of zinc was $0.32, unchanged from 2003. Costs remain unchanged from the same period last year with higher by-product revenue offsetting increased transportation and smelting charges.


Zinc Income Generated
by Operating Assets
($ millions)
14
-60
03
04

Income generated by operating assets: For 2004, the Zinc Business operating income was $14 million compared with a loss of $60 million for 2003. The $74 million increase was mainly due to higher metal prices, which were offset by lower sales volumes and the negative effect of the stronger Canadian dollar on costs.

Production: During 2004, contained zinc in mine production was 366,969 tonnes in 2004, compared to 396,136 tonnes in 2003. Brunswick Mine production was 268,068 tonnes zinc-in-concentrate, compared with 286,457 tonnes zinc-in-concentrate in 2003. The decrease in zinc production was attributable to ore pass operating issues during the fourth quarter of 2004. Bell Allard mine production during 2004 was 98,901 tonnes zinc-in-concentrate, compared with 109,679 tonnes zinc-in-concentrate in 2003. The decrease in 2004 was due to the closure of Bell Allard in October 2004 due to the depletion of reserves and planned closure of the mine. During 2004, Brunswick Smelter consumed 205,473 tonnes of feed, compared to 153,207 tonnes of feed in 2003. Refined lead production totaled 83,829 tonnes in 2004 versus 60,776 tonnes in 2003, an increase of 38% for the year. The increase during 2004 was due to the earlier re-start of the smelter following its seasonal shutdown.

The gain on contract settlement recorded in 2004 reflects the fair value at the time of termination of the alumina supply contract in the Company's alumina operations. The amount of the gain was capitalized to the carried value of the assets received and is allotted to capital assets. The contract, originally signed in June 2000 provided the full alumina requirement of the New Madrid smelter until the year 2010 at a price equal to 12.35% of the then prevailing LME price for aluminum. The counterparty to the contract agreed to transfer ownership of the alumina refinery in Gramercy, Louisiana, and a 25% interest in the St. Ann bauxite mine in Jamaica in exchange for cancellation of the contract plus $11.5 million in cash.

Noranda recorded an impairment charge of $50 million against the carried value of the Company's investment in American Racing.

Fourth Quarter 2004 Results

Quarterly Earnings

Net income for the fourth quarter of 2004 was $158 million, or $0.50 per share on a diluted basis compared to $55 million or $0.18 per share on a diluted basis for the same period in 2003. This increase was as a result of significantly higher metal prices realized in the fourth quarter of 2004 versus 2003 offset by the impact of a strong Canadian dollar. Realized copper prices increased to $1.43/lb. in the fourth quarter of 2004 compared with $0.93/lb. realized in the same period of 2003, while nickel prices realized in the fourth quarter of 2004 averaged $6.45/lb. versus $5.57/lb. realized in the fourth quarter of 2003. Zinc prices realized in the fourth quarter of 2004 averaged $0.56/lb. versus $0.47/lb. realized in the fourth quarter of 2003, while realized aluminum prices increased to $0.89/lb. in the fourth quarter of 2004 compared with $0.71/lb. realized in the same period of 2003.

$ millions, except per share data	Q1*	Q2*	Q3*	Q4*	2004	Q1*	Q2*	Q3*	Q4*	2003
Results of Operations										
Revenues	1,653	1,694	1,716	1,915	6,978	1,056	1,112	1,165	1,324	4,657
Cost of operations	467	539	515	573	2,094	469	502	497	480	1,948
Purchased raw materials	711	749	705	840	3,005	414	421	496	491	1,822
Depreciation, amortization and accretion	117	126	119	137	499	114	127	121	128	490
Income generated by operating assets	358	280	377	365	1,380	59	62	51	225	397
Interest expense	25	36	31	27	119	38	36	33	22	129
Corporate and general administration	13	15	17	21	66	13	14	12	19	58
Research, development and exploration	7	12	14	14	47	8	12	14	17	51
Minority interest in earnings of subsidiaries	79	64	76	78	297	16	18	11	43	88
Income (loss) before undernoted	234	153	239	225	851	(16)	(18)	(19)	124	71
(Gain) loss net of restructuring costs and other	(5)	(12)	7	(23)	(33)	30	15	(36)	19	28
Tax expense (recovery)	86	58	99	90	333	(6)	(23)	(1)	50	20
Net income (loss)	153	107	133	158	551	(40)	(10)	18	55	23
Earnings (loss) per common share	$0.50	$0.34	$0.43	$0.51	$ 1.78	$(0.18)	$(0.08)	$ 0.04	$ 0.18	$ –

* Unaudited

Copper

Revenues: For the fourth quarter of 2004, consolidated revenues of $1,009 million increased 59% from $633 million in the fourth quarter of 2003. The increase reflects higher average realized copper, zinc and precious metal prices, and higher copper sales volumes, mostly from the Antamina and Collahuasi mines. Total sales of copper during the quarter were 242,627 tonnes versus 233,685 tonnes in the same period in 2003. Increased sales of copper from Antamina and Collahuasi were offset by decreased sales of Altonorte anodes and Horne concentrates. Increased sales of zinc metal from Kidd Creek were offset by decreased sales of zinc-in-concentrate from Antamina. The realized copper price of $1.43/lb. increased by 54% in the quarter compared to $0.93/lb. realized in the same period in 2003.

Costs: Total operating expenses increased to $839 million from $546 million in the fourth quarter of 2003. Cost of operations increased to $239 million from $199 million in the same period last year, while cost of purchased raw materials increased to $534 million from $301 million in the fourth quarter of 2003. Cost of raw materials increased due to the rise in copper prices. The operating cash cost of producing a pound of copper in the fourth quarter of 2004 increased to $0.43/lb. from $0.39/lb. in the fourth quarter of 2003.

Operating income: Operating income for the Copper Business in fourth quarter 2004 increased to $170 million from $87 million a year ago due to the impact of higher copper, zinc and precious metal prices and higher copper sales volumes. Offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs.

Production: During the fourth quarter of 2004, copper mine production from Canadian and South American operations totaled 117,450 tonnes, compared to 90,914 tonnes a year ago. Significant increases in mined copper output were achieved at the Antamina and Collahuasi mines. Refined copper production was 133,843 tonnes of copper cathode in the fourth quarter of 2004 versus 130,122 tonnes in the fourth quarter of 2003. Zinc-in-concentrate production at Kidd Creek increased to 30,761 tonnes from 18,095 tonnes in the fourth quarter of 2003, while zinc-in-concentrate production at Antamina decreased to 8,193 tonnes from 31,799 tonnes due to a shift in the mine plan towards higher copper ores.

Nickel

Revenues: For the fourth quarter of 2004, consolidated revenues of $499 million increased from $411 million in the fourth quarter of 2003. Sales volumes of nickel decreased 3% to 19,799 tonnes from 20,468 tonnes in the fourth quarter of 2003. At Falcondo, ferronickel sales volumes increased by 20% to 8,104 tonnes from 6,781 tonnes in the fourth quarter of 2003. Fourth quarter 2004 copper sales volumes of 12,521 tonnes decreased 24% from 16,506 tonnes in the same period a year ago as a result of lower copper production due to lower ore grades from the mines and reduced feed from custom shippers. Cobalt sales volumes increased by 19% to 1,072 tonnes in response to higher deliveries from custom shippers. Realized nickel prices of $6.45/lb. increased by 16% in the quarter compared with $5.57/lb. in the same period in 2003. Realized ferronickel prices of $6.42/lb. increased by 23% in the quarter compared with $5.21/lb. in the same period in 2003. Precious metal revenues increased by $7 million in the fourth quarter of 2004 compared to the same period in 2003.

Costs: Total operating expenses increased to $331 million from $270 million in the fourth quarter of 2003. Cost of operations increased to $178 million from $129 million in the same period last year, while cost of purchased raw materials increased to $105 million from $101 million in the fourth quarter of 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.05 in the fourth quarter of 2004, compared with $3.06 for the same period in 2003. The operating cash cost of producing a pound of nickel from INO mines, was $2.46. The $0.62/lb., or 20%, decrease from the 2003 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices, which offset the impact of the stronger Canadian dollar, increased costs to access the ore at the Canadian operations and lower ore grades. Falcondo's operating cash cost per pound of ferronickel increased by 35% in the fourth quarter of 2004 to $4.17, mainly due to the increase in oil prices and maintenance costs. Oil costs rose from $28.53 per barrel in the fourth quarter of 2003 to $42.34 in the most recent quarter.

Income generated by operating assets: Fourth quarter operating income for the Nickel Business totaled $168 million, compared to $141 million in the fourth quarter of 2003. The $27 million increase was mainly due to the impact of nickel, copper and cobalt prices, and increased cobalt and precious metal sales volumes, which were offset by the impact of lower nickel and copper sales volumes, increased depreciation and amortization charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production: Total mined nickel production was 13,881 tonnes during the quarter versus 11,286 tonnes during the same period in 2003. Sudbury mines production was 5,674 tonnes of nickel and 6,775 tonnes of copper during the fourth quarter of 2004, which was essentially the same as the fourth quarter of 2003. At Raglan, nickel-in-concentrate production in the quarter was 6,683 tonnes and copper production was 1,734 tonnes, compared with 5,616 tonnes of nickel and 1,518 tonnes of copper in 2003. The increases in production were due to the increase in mined ore tonnages, which more than offset the reduced ore grades. At the Sudbury smelter, nickel-in-matte production in the fourth quarter of 2004 increased to 18,053 tonnes from 17,774 tonnes in the same period of 2003, as a result of the treatment of higher concentrate tonnages with lower feed grades. Total refined nickel production was 27,632 tonnes in the fourth quarter of 2004, compared to 27,058 tonnes in the same period in 2003. At Nikkelverk, fourth quarter refined nickel production level of 20,458 tonnes was essentially the same as in 2003. In the fourth quarter of 2004, Falcondo produced 7,174 tonnes of nickel in ferronickel, an 11% increase from 6,490 tonnes in the fourth quarter of 2003.

Zinc

Revenues: Total zinc revenues increased to $119 million or 53% higher than $78 million recorded during the fourth quarter of 2003. In the fourth quarter of 2004, sales volumes of zinc-in-concentrates decreased 22% to 64,785 tonnes from 82,873 tonnes in the fourth quarter of 2003. The decrease in zinc concentrate sales reflects the closure of the Bell Allard mine in October 2004. Fourth quarter 2004 lead metal sales doubled to 23,139 tonnes from 11,609 tonnes in the same period a year ago, as full smelter production was resumed in the fourth quarter, after a reduced summer outage in 2004 versus 2003. The average realized price per pound of zinc during the fourth quarter was $0.56/lb. versus $0.47/lb. in the same period last year. The average realized price per pound of lead during the fourth quarter was $0.46/lb. versus $0.33/lb. in the same period last year.

Costs: Total operating expenses increased to $114 million from $81 million in the fourth quarter of 2003. Cost of operations decreased to $45 million from $47 million in the same period last year, while cost of purchased raw materials increased to $60 million from $17 million in the fourth quarter of 2003. Cost of raw materials increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc was $0.32 in the fourth quarter of 2004, unchanged from $0.33 for the same period in 2003.

Income generated by operating assets: The fourth quarter 2004 operating income of the Zinc Business was $5 million compared with a loss of $3 million for the fourth quarter of 2003. The $8 million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges which were offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production: Contained zinc production was 74,886 tonnes in the fourth quarter of 2004, compared to 102,936 tonnes in the same period in 2003. The decrease in sales is primarily attributable to the planned closure of the Bell Allard mine in October and partially due to ore pass availability issues at the Brunswick mine, which have since been resolved. Brunswick mine production was 67,589 tonnes of zinc-in-concentrate during the fourth quarter of 2004 compared to 72,088 tonnes zinc-in-concentrate for the same period of 2003. Bell Allard mine production was 7,297 tonnes of zinc concentrate during the fourth quarter of 2004 compared to 30,848 tonnes zinc-in-concentrate for the same period of 2003.

The Brunswick lead smelter consumed 61,690 tonnes of lead concentrates and secondaries during the fourth quarter of 2004, compared to 38,825 tonnes during the same period in 2003. Lead metal production was 25,892 tonnes in the fourth quarter of 2004, compared to 12,988 tonnes in the same period in 2003. The increased feed consumption and lead metal output at the Brunswick Smelter is due to the earlier re-start of operations following the seasonal shutdown.

Aluminum

Revenues: Total aluminum revenues increased to $257 million or 50% higher than $171 million recorded during the fourth quarter of 2003. Sales volumes of primary aluminum decreased 5% to 61,662 tonnes from 64,795 tonnes in the fourth quarter of 2003. Fourth quarter 2004 rolled products sales volumes of 42,011 tonnes increased by 23% from 34,267 tonnes in the same period a year ago as a result of the continued ramp-up of the new Huntingdon, TN, West plant and strong product demand. The realized primary aluminum price of $0.89/lb. increased by 25% in the quarter compared with $0.71/lb. in the same period in 2003.

Costs: Total operating expenses increased to $228 million from $169 million in the fourth quarter of 2003. Cost of operations decreased to $102 million from $106 million in the same period last year, while cost of purchased raw materials increased to $116 million from $53 million in the fourth quarter of 2003. Cost of raw materials increased along with the rise in aluminum prices. The operating cash cost per pound of primary aluminum metal, net of metal premiums and by-product credits was $0.57 in the fourth quarter of 2004, unchanged from $0.61 for the same period in 2003. The cost per pound at the rolled products division was 20% lower in the fourth quarter of 2004 compared with the same period in 2003.

Income generated by operating assets: Fourth quarter 2004 operating income for the Aluminum Business was $29 million compared with $2 million for the fourth quarter of 2003. The $27 million increase was mainly due to the impact of higher metal prices, higher volumes and increased metal premiums and fabrication margins.

Production: In the fourth quarter of 2004, primary aluminum production of 62,302 tonnes, compared to 60,985 tonnes in the same period in 2003. For the rolled products operations, shipments were 42,011 tonnes for the fourth quarter compared with 34,267 tonnes for the 2003 fourth quarter.

Financial Position and Liquidity

Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financings and new borrowings. Given the current outlook for its principal products and operating cash flow, the Company does not foresee issuing equity to enhance liquidity.

Working capital, excluding cash, short-term investments and short-term indebtedness, increased to $1,119 million from $852 million at the end of 2003. During the year, Noranda continued to improve its balance sheet and operating capacity to support its strategic objective of maintaining an investment-grade credit rating. This will allow the Company to benefit more fully from improving fundamentals in the copper and nickel sectors. During 2004, the Company:

- Arranged $295 million of three-year revolving credit facilities with six banks.
- Repaid the $300 million 8⅛% debenture maturity.

Cash and cash equivalents and short-term investments at December 31, 2004 totaled $884 million compared to $630 million at December 31, 2003. In addition to its cash balances, Noranda's liquidity and financial flexibility is augmented by revolving credit facilities. Committed lines of credit at December 31, 2004 totaled $1,112 million of which $246 million had been drawn or utilized. These lines of credit are primarily with various Canadian chartered banks and syndicates of U.S. and international banks. These bank facilities currently have committed terms of up to three years and are unsecured.

Long-term debt, excluding the amount due in less than one year, amounted to $2,638 million at December 31, 2004 compared to $2,893 million a year earlier. The Company and its partially-owned subsidiary currently have $250 million and $600 million, respectively, available for public debt issuance under shelf prospectuses filed in September 2003 and January 2004, respectively. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its financing sources. At December 31, 2004, Noranda's consolidated net-debt-to-total-capitalization ratio was 35% compared to 43% at December 31, 2003.

"Net-debt-to-total-capitalization" can be calculated as follows:

($ millions)		Dec. 31, 2004	Dec. 31, 2003
Long-term debt		$ 2,638	$ 2,893
Debt due within one year		570	431
Cash, cash equivalents and short-term investments		(884)	(630)
Net debt	(1)	2,324	2,694
Interests of other shareholders		1,197	919
Shareholders' equity		3,059	2,597
Stockholders' interests (equity)	(2)	4,256	3,516
Total capitalization	(3)=(1)+(2)	6,580	6,210
Net-debt-to-total-capitalization ratio (*)	(1)/(3)	35%	43%

(*) The measure of "net-debt-to-total-capitalization" is not defined under GAAP. Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under GAAP.

Noranda's long-term public debt ratings at December 31 are noted below:

	2004	2003
Standard & Poor's	BBB-	BBB-
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Cash Flows

Cash generated from operations, before net changes in non-cash working capital, totaled $1,468 million in 2004, up from $577 million in 2003. The increase is primarily the result of higher sales and production volumes, lower operating costs and higher metal prices, despite the adverse impact of foreign exchange rates.

Capital investments totaled $666 million in 2004 compared to $489 million in 2003. Major capital expenditures during 2004 included the expansion and transfer of mining operations at the Collahuasi copper mine, the Kidd Creek Mine D underground extension, the Montcalm nickel mine and the Nickel Rim South underground exploration project initiated in early 2004.

Capital investments for 2005 are budgeted to be $681 million. A more detailed discussion is provided on page 244.

In 2004, Noranda's common and preferred share dividend obligations were $165 million compared to $123 million in 2003. The annual common share dividend was Cdn$0.48 per share in 2004 versus Cdn$0.64 per share in 2003.

Significant future obligations of Noranda and its partially-owned subsidiaries are summarized as follows:

($ millions)	Payments by year						
Nature of obligation:	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 568	$ 353	$ 328	$ 256	$ 83	$ 1,603	$ 3,191
Capital leases	2	2	3	1	1	8	17
Operating leases	29	23	18	14	9	21	114
Total	$ 599	$ 378	$ 349	$ 271	$ 93	$ 1,632	$ 3,322

Metal Markets

In 2004, non-ferrous base metal prices rose significantly across all metals due to a similar combination of factors. Reasons behind the substantial increase in prices included strong current market fundamentals and future market outlooks, lack of immediately available new supply, the impact of the depreciated U.S. dollar on commodity prices and, lastly, bullish market sentiments shared by virtually all market participants and investment funds. Front and centre again was the double-digit economic growth recorded in China and that country's continued strong demand for metal concentrates and refined metals.

Early in the year, metal prices were temporarily affected by China's tightening of its credit policy and nervousness over the impact this might have on capital investment and demand for raw materials. But the effects of this policy proved to be temporary and metals markets had regained their bullishness by the fourth quarter. Nonetheless, high spot prices for raw materials as well as the rising cost and constrained availability of power combined to limit electricity-intensive metal production by Chinese metal refineries.

Strong supply/demand fundamentals were witnessed by the magnitude of the declines in exchange stocks and the significant rise in physical delivery premiums in all geographic markets. The continuation of a synchronized global economic recovery allowed the base-metals industry to record its highest prices across the board in many years.

China, India and other developing Asian economies should continue to be the main drivers of growth in global demand for metals in the foreseeable future, with their ongoing investments in basic infrastructure and surging domestic demand for consumer products and motor vehicles. Indeed, strong demand from these economies should underpin above-average growth rates for metals consumption over the next few years.

There has been some concern that the impact of the rise in oil prices, combined with inflated currency values in certain countries, could pose a threat to continued global economic growth. However, despite those potential dampers, low inventories of raw materials, a lack of immediately developable large new mines, tightening supplies of finished metals and current robust demand provide optimism for metal market outlooks to remain very positive in 2005.

Copper Market

After breaking through the $1.00/lb. level at the end of 2003, the copper price continued to rise steadily, reaching a high of $1.41/lb. in early April. Copper prices then retracted to the $1.20 – $1.30/lb. range until late September, after which they regained momentum, rising to a high of $1.49/lb. at year end. The average LME cash-settlement price for 2004 was $1.30/lb., 60% above the average price of $0.81/lb. in 2003.


Copper
Price (US$/lb.)
Inventories (000 tonnes)
1.60
1.20
0.80
0.40
0
1,200
900
600
300
0
00
01
02
03
04
LME price
LME inventories

In 2004, the copper market was characterized by extraordinarily strong global consumption growth that, despite supply growth, caused the supply/demand deficit to exceed one million tonnes. Global copper consumption is forecast to have grown a hefty 8.7%, as Western consumption staged a recovery. Chinese consumption growth, having receded from the previous year, still grew at a very robust 18% year-over-year.

During the first few years of the decade, when prices were significantly lower, copper producers exhibited discipline and curtailed copper mine and refinery output. However, the rapid rise in copper prices, which began in late 2003, has led to the restart of de-activated production as well as the emergence of new brownfield and greenfield projects. Copper mine production rose sharply in 2004, spurred by the combination of mine restarts and expansion projects. An estimated 865,000 tonnes of additional mined production entered the market in 2004, mostly from brownfield expansions. Despite the increased mine production, refinery utilization rates still were constrained at around 85%, as a significant portion of the additional mined production was absorbed into concentrate pipelines and smelter stock replenishments.

Despite the increases on the supply side, the strong demand for copper metal outpaced the additional supply, forcing consumers and merchants to draw down physical stocks and exchange stocks in order to fulfill their needs. By year end LME stocks decreased 384,000 tonnes to 49,000 tonnes. Total LME, Comex and Shanghai exchange stocks decreased by 672,000 tonnes over the course of the year.


Nickel
Price (US$/lb.)
Inventories (000 tonnes)
8.00
6.00
4.00
2.00
0
40
30
20
10
0
00
01
02
03
04
LME price
LME inventories

Nickel Market

After moving above the $4.00/lb. level in the second half of 2003, the nickel price continued to rise and peaked at $8.06/lb. in early January of 2004. For the balance of the year, nickel prices remained volatile, oscillating within a range of $4.78/lb. to $7.53/lb., breaking the trend of the previous decade when the nickel price managed to stay above the

$4.00/lb. level only briefly. The average LME cash-settlement price for 2004 was $6.27/lb., 44% above the average price of $4.37/lb. for 2003.

The surge in nickel prices was driven by constrained supply of both primary nickel and stainless steel scrap and strong demand from the stainless-steel sector, particularly in China. Stainless steel production grew an estimated 8% in 2004. Strong market fundamentals were further supported by investment-fund interest and activity. A continued strengthening of the global economy bolstered other nickel end-use sectors as well, including the high-performance nickel alloys used in jet-engine turbines.

By the start of summer, already low LME nickel inventories fell to critical levels just below 8,000 tonnes. High prices and tight availability caused Chinese traders and consumers to begin de-stocking and also resulted in increased quantities of stainless steel scrap appearing on the market. Some stainless steel producers, particularly in Asia, shifted their production focus onto ferritic grades of stainless steel and/or grades with lower nickel content. This action alleviated the pressure on a tight primary nickel supply and caused the forecast deficit for 2004 to be reduced to 5,000 tonnes from an initial forecast of 25,000 tonnes. LME inventories began to reflect this increased availability, as a steady trickle of small warehouse deposits brought the exchange stocks back up to 20,892 tonnes by the end of the year. At December 31, 2004, LME nickel inventories had declined by 3,180 tonnes from the beginning of the year.

Zinc Market

In 2004, LME zinc prices rose from $0.46/lb. at the beginning of the year to a high of $0.58/lb. on the very last day of the year. Prices first peaked in early March at $0.52/lb. and then eased back to the year's low of $0.43/lb. in September. Prices began to rise strongly again in the fourth quarter, as market analysts began to believe that the projected supply/demand deficit had drawn out most of the unreported, off-exchange stocks. The LME cash-settlement zinc price averaged $0.475/lb. in 2004, a 27% increase over the average of $0.375/lb. in 2003.


Zinc
Price (US$/lb.)
Inventories (000 tonnes)
0.60
0.45
0.30
0.15
0
800
600
400
200
0
00
01
02
03
04
LME price
LME inventories

Historically low zinc prices over the past few years led to the depletion and closure of older, uneconomic mines, with the result that mine concentrate availability became very tight. The past 24-month recovery in global economic activity and industrial output led to a resurgence in zinc demand, especially from the steel galvanizing sector. Leading all regions was China, where zinc demand rose approximately 14% in 2004. Demand for zinc also rebounded strongly in the United States, again spurred primarily by the steel sector. Over the past four years, significant capacity and ownership rationalization has contributed to a comeback by the U.S. steel industry and capacity utilization rates began to surge again in 2004.

While smelting capacity has continued to expand, mainly in China, actual refined zinc production is forecast to have increased by less than 2% last year. In China, a tight global market for zinc concentrates, increased electricity costs and frequent electricity shortages, combined with rising domestic demand, resulted in that country becoming a net importer of zinc metal after many years of leading the world in zinc exports. At the beginning of 2004, zinc surpluses accumulated in previous years had raised LME stocks to 740,000 tonnes. By April, off-exchange stocks that continued to be deposited in LME warehouses caused reported inventories to peak at 787,000 tonnes. All that while, though, smaller but steady outflows of the metal continued on a daily basis. By the beginning of the summer, the trend to increased LME zinc stocks had been reversed. LME warehouse stocks subsequently declined to 629,000 tonnes by December 31, a reduction of

111,000 tonnes from the previous year end. The global refined zinc supply/demand balance is estimated to have been in deficit by 200,000 tonnes in 2004.

Aluminum Market


Aluminum
Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
1,600
1,200
800
400
0
00
01
02
03
04
LME price
LME inventories

The LME aluminum price moved steadily higher throughout 2004, from $0.73/lb. in January to a near ten-year high of $0.89/lb. by December. The rise in prices was fairly constant throughout the year. The LME cash-settlement aluminum price averaged $0.78/lb. in 2004, a 20% increase over the average of $0.65/lb. in 2003.

Aluminum's supply/demand fundamentals improved significantly in 2004. Market surpluses of the past few years finally were reversed, with a deficit of more than 450,000 tonnes forecast for 2004. Most of the improvement was led by increased demand in China and the United States. Other major industrial economies demonstrated somewhat lesser – but still positive – rates of demand growth. Production increases have been unable to keep pace with demand growth as both power and alumina costs rose significantly during the year. Smelter strikes also impacted production, especially in Canada. LME inventories began 2004 with 1.4 million tonnes in warehouse, but by year's end this stockpile had decreased more than 50% to 695,000 tonnes. This decline in stocks and the continued depreciation of the U.S. dollar added further support to aluminum prices throughout the year.

Both the Chinese and U.S. economies are expected to support strong demand again during 2005. Effective January 1, 2005, China was to begin applying an export tax on aluminum, copper and nickel exports. Given that the country has been a significant exporter of aluminum, the export tax should curtail the growth of Chinese aluminum production and exports – and could possibly cause inefficient Chinese producers to close or consolidate. These supply/demand fundamentals coupled with a weak U.S. dollar should continue to benefit aluminum prices over the coming year.

Off-Balance Sheet Arrangements

Noranda does not have any unconsolidated affiliates. The Company does not enter into material off-balance sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

Related-party transactions for the year ended 2004 and the fourth quarter of 2004 are summarized as follows:

Year ended December 31, 2004:

($ millions) Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	127	56	–	27	–
Noranda Income Fund	Trading activity	5	–	29	1	8
Antamina	Trading activity	–	–	159	–	42
Other Affiliates	Power supply contract	–	–	127	–	–
Other Affiliates	Trading activity	–	–	3	–	–

Quarter ended December 31, 2004:

($ millions) (unaudited) Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	35	17	–	27	–
Noranda Income Fund	Trading activity	3	–	7	1	8
Antamina	Trading activity	–	–	59	–	42
Other Affiliates	Power supply contract	–	–	31	–	–
Other Affiliates	Trading activity	–	–	1	–	–

Critical Accounting Estimates

Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Noranda relate to our accounting for the following items:

- Property, plant and equipment
  - The determination of mineral reserves
  - Impairment assessments of long-lived assets
  - Amortization of property, plant and equipment
- Employee future benefits
- Asset retirement obligations
- The determination of taxes

Property, plant and equipment
Included in Operating capital assets of $4.9 billion at December 31, 2004, was a property, plant and equipment carrying value of $4.2 billion. This represents 86% of the book value of the asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on the Company's financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of mineral reserves
One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable mineral reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortization expense.

Impairment assessments of long-lived assets
We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2004, an asset impairment charge of $50 million was realized with respect to a wholly-owned subsidiary, American Racing Equipment, a wheel manufacturing subsidiary located in the United States. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgment is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Noranda uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of property, plant and equipment
The Company generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. Mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures are amortized over periods not exceeding the lives of the producing mines and properties.

The most critical estimates which impact the above accounting policy are the estimated quantities of proven and probable mineral reserves which are the underlying bases for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee future benefits
Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long term.

For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on our history of healthcare spending. The assumption for the ultimate healthcare trend rates relates to the overall economic trends.

We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $9 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as our contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $4 million increase or decrease in the pension expense.

Asset retirement obligations

As a result of our mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record the fair value of our estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of December 31, 2004 was $436 million.

The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at our credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

Critical estimates and judgments were made by management in the determination of the fair value of our obligations. Cash outflows to settle these obligations will be incurred during periods ranging from one to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors and potential changes to applicable legislation, the fair value of our asset retirement obligations could materially change from period-to-period.

Income and mining taxes

The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations

Under the previous standard, costs related to ongoing site restoration programs were expensed when incurred. A provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under the new standard, a capital asset and corresponding long-term liability equal to the present value of the legal obligation for asset retirement, at the date that the obligation arose is recorded. Provisions recorded under the prior standard are reversed to retained earnings. The capital asset is depreciated and charged to earnings on a straight-line basis over the life of the related asset. Interest on the obligation is accreted and charged to earnings. This standard is applied retroactively with restatement of prior years.

As of January 1, 2003, the cumulative impact of the adoption of the standard was to decrease retained earnings by $27 million, increase capital assets by $70 million, increase the asset retirement obligation by $97 million, decrease future income taxes by $5 million and increase interest of other shareholders by $5 million. The adoption of the new standard reduced net income by $11 million for the year ended December 31, 2003.

Hedging relationships

As of January 1, 2004, the Company adopted CICA guideline AcG 13, which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Company's interest rate hedge positions and certain energy price hedges were not eligible for hedge accounting. As a result of the implementation of this standard, on January 1, 2004 Noranda recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. During the year ended December 31, 2004 $7 million of this deferred gain was amortized into income as an adjustment of interest expense.

Impending accounting changes

A discussion of impending accounting changes has been included in note 19 to the consolidated financial statements.

Financial Instruments and Other Instruments

Noranda uses financial and other instruments in the following instances:

Foreign currency exposure

Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Noranda may hedge up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. A summary of these positions is tabled below:

(Positions are in millions of Cdn$, gain/loss are in millions of US$)

	2005		2006 and beyond		**Totals as at December 31, 2004**			
	Amount	Rate	Amount	Rate	Amount	Rate	Unrealized Gain	Realized Gain
Noranda Inc.	$224	1.5014	$12	1.5157	**$236**	**1.5022**	**$39**	**$24**
Falconbridge*	$274	1.3835	–	–	**$274**	**1.3835**	**$30**	**$53**
Total	$498	1.4366	$12	1.5157	**$510**	**1.4385**	**$69**	**$77**

* Falconbridge's totals include gains/(losses) on foreign exchange option contracts.

Noranda may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity price exposure

Generally, Noranda does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Noranda may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These

contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest rate management

Noranda also enters into interest rate swap agreements, including foreign exchange cross-currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below:

Interest rate swaps (notional principal amount in $ millions)		Total
Maturity (2005)	$	400
Maturity (2006)		325
Maturity (2008) [1]		136
Maturity (2011)		300
Maturity (2012)		350
Maturity (2015)		500
Fair value [2]		86

[1] Includes a cross-currency interest rate swap (with a notional amount of $111.3 million) designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at December 31, 2004 was $46.3 million of which $34.1 million related to the currency component of the swap and $12.2 million related to the interest component.

[2] Includes the fair value of $34.1 million related to the cross-currency interest rate swap discussed above.

Risk Factors

Fluctuating Metal Prices

Noranda's earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. Noranda generally does not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminum or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Noranda's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although Noranda maintains insurance which Noranda believes is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Noranda's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Noranda's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires Noranda to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Noranda expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given

issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedances.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol will enter into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Noranda's business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Noranda will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect Noranda's business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on Noranda's properties, the ultimate costs for future removal and site restoration to Noranda could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require Noranda to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Noranda has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events, including if Noranda ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Noranda's credit may be required to back up these commitments, which could adversely affect Noranda's liquidity.

Labour Relations

Collective agreements covering our unionized employees at CEZ, Matagami, CCR (Plant workers), Noranda Recycling – Roseville (two agreements), Nikkelverk, Collahuasi, Altonorte and American Racing Equipments were all renewed in 2004. At Sudbury, a collective agreement was signed with the CAW after a three-week strike in February 2004. The collective agreement covering the Office, Clerical & Technical employees at Falconbridge's Sudbury Operations was renewed on February 28, 2004. Bargaining is currently ongoing for the renewal of the collective agreements at CCR (Security Guards only).

Three collective agreements will expire in 2005. The contract covering the production and maintenance employees at Norandal's Newport facility will expire on May 31, 2005. The contract covering the production and maintenance employees at the Kidd Metallurgical site will expire on September 30, 2005. The contract covering the production and maintenance employees at Falcondo will expire on November 30, 2005.

Collective agreements covering our unionized hourly employees and workers at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne Smelter, Raglan Operations, Nikkelverk, Lomas Bayas, Altonorte, Antamina, CCR (Production), CCR (Security), Noranda Recycling – Roseville (two agreements), Sudbury (Production &

Maintenance), Sudbury (OCT), American Racing, New Madrid and the aluminum foil operation at Salisbury are currently in place and will expire between 2006 and 2008.

Uncertainty of Reserve Estimates and Production Estimates

Noranda's reported mineral reserves as of December 31, 2004 are estimated quantities of proven and probable ore that, under present and anticipated conditions, can be legally and economically mined and processed by the extraction of their mineral content. Noranda determines the amount of our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Noranda does not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from Noranda's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Noranda's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Noranda in determining mineral reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

Noranda prepares estimates of future production for particular operations. These production estimates are based on, among other things: reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Noranda's actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Noranda's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Peso, Norwegian Kroner and Euro exchange rates against the U.S. dollar, can significantly impact Noranda's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Noranda's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at Noranda's Canadian sites are incurred in Canadian dollars and Nikkelverk's costs are incurred in Norwegian Kroner. Noranda has been reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which may in the future materially impact Noranda's financial results. Noranda, from time to time, may hedge a portion of its currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Noranda's Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Noranda's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage Noranda's liquidity and capital requirements. Noranda has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of Noranda's fixed-rate debt. These interest rate swaps change our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. Noranda may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Noranda will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, Noranda's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Noranda's business, financial condition and results of operations.

Energy Supply and Prices

Noranda's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Noranda's supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Noranda's business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of Noranda's costs relate to energy consumption, Noranda's earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Noranda's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect Noranda's business, financial condition, liquidity and operating results.

Foreign Operations

Some of Noranda's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

Noranda performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that Noranda will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

Noranda believes that the technology we use to produce and process metals is significantly advanced and, in part, due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal Proceedings

The nature of Noranda's business subjects us to numerous regulatory investigations, claims, law-suits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on Noranda's business, financial condition, liquidity and results of operations.

Sulphuric Acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. Noranda processes sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, the supply of which is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, Noranda's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, Noranda's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Noranda's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if Noranda is unable, on short notice, to shift to alternative sources of supply. Noranda also processes copper scrap, the availability of which in past years has been subject to significant fluctuations in the marketplace and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

This is the end of the description of the business of Noranda as extracted without material amendment from Noranda's Management's Discussion and Analysis as disclosed in Noranda's 2004 Annual Report.

Information on the Falconbridge Group

The following description of the business of Falconbridge has been extracted without material amendment from Falconbridge's Management's Discussion and Analysis as disclosed in Falconbridge's 2005 Annual Report.

The following analysis and discussion of the Company's activities take into account management's knowledge of all material facts and events up to and including February 22, 2006. Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars. The 2004 financial results, as presented in this discussion, represent the consolidated results of "Noranda Inc.", which was renamed "Falconbridge Limited" after the amalgamation of Noranda and the former Falconbridge on June 30, 2005. The 2005 financial results, and the balance of this discussion, represent the results and activities of Falconbridge Limited, the amalgamated company.

Additional information on Falconbridge, including Falconbridge's Annual Information Form, is available on SEDAR at www.sedar.com.

Corporate Overview

Falconbridge Limited is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL.LV) and the New York Stock Exchange (FAL).

Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing fully-integrated copper and nickel operations, and opportunistically investing in zinc, aluminum and other mining and metals processing activities. Falconbridge is focused on aggressively managing assets to maximize production, while minimizing invested capital.

Corporate Developments

Merger of Noranda Inc. and Falconbridge Limited

In March 2005, as neither improved fundamentals for base metals nor improvements in Noranda Inc.'s operations were being reflected in the Company's share price, Noranda announced an all-encompassing plan to combine Noranda and the former Falconbridge to create one of North America's largest base-metals companies. This merger resolved the dual public ownership structure of Noranda and Falconbridge (Noranda held 59% of Falconbridge), and brought Noranda's strategic alternatives review process to a close.

Prior to completing the merger, Noranda completed an issuer bid to exchange Noranda common shares for the new Noranda junior preferred shares on May 5, 2005. A total of 63,377,140 Noranda common shares were repurchased as a result of this offer and a total of 50,000,000 new Noranda junior preferred shares were issued as consideration.

On May 6, 2005, Noranda announced the results of its merger offer to former Falconbridge Limited minority common shareholders whereby it offered to exchange 1.77 Noranda common shares for each outstanding former Falconbridge common share that it did not own. Pursuant to the offer, 58,476,589 former Falconbridge common shares were tendered, representing 78% of the shares held by the minority shareholders, increasing Noranda's ownership in former Falconbridge to 164,235,689, or 91% of the outstanding former Falconbridge common shares.

Noranda and former Falconbridge shareholders approved the amalgamation of the two companies on June 30, 2005. The amalgamated company chose to continue operating under the name Falconbridge Limited and effective July 6, 2005, began trading under a new stock symbol (TSX: FAL.LV and NYSE: FAL). The new Falconbridge, with a market capitalization of $10 billion, became a more widely held copper/nickel-focused mining and metals company with simplified governance, improved risk management, increased liquidity and greater financial strength and capacity.

Falconbridge Endorses Inco Offer

On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would

also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects. The new Inco would benefit from estimated annual synergies of approximately $350 million starting in late 2007.

Inco has obtained regulatory clearances from the Canadian Competition Bureau. It continues to proceed to meet all information and other requests from antitrust/competition authorities reviewing the pending acquisition and to work with the U.S. Department of Justice and competition authorities in Europe to obtain the remaining required regulatory clearances for the transaction.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 313.

Key Factors Affecting Our Business

Falconbridge's business is international in scope and, in essence, is the production and marketing of base metal commodities and the by-products of those production processes and the treatment of custom feed materials. As a result, profitability and cash flows from operations are determined primarily by the price of the metals sold and the Company's ability to produce at a low cost.

Prices and Markets

Historically, the Company has experienced and expects to continue to be subject to volatile commodity prices, which are influenced primarily by the world supply-demand balance for those commodity products and related processing services, and other related factors such as speculative activities by market participants, production activities by competitors, political and economic conditions, as well as production costs in major producing regions. The realized price for metals is also influenced by regional supply-demand factors, the availability and price of secondary or metal containing scrap materials, and other substitute commodity products. Falconbridge generally realizes prevailing market prices and does not hedge the price it realizes on the sale of its own production. A detailed analysis of relevant metal markets is discussed in "Metal Markets" on page 302.

Production Costs

The other primary determinant of profitability and cash flow from operations is the Company's ability to produce at a low cost. Production costs are largely influenced by ore grades, mine planning, processing technology, energy and supply costs and the impact of exchange rate fluctuations on costs of operations.

Business Risks

The primary risks facing Falconbridge are:

- Fluctuating metal prices
- Mining and processing risks
- Environmental risks
- Labour relations
- Uncertainty of reserve and production estimates
- Exchange rate fluctuations
- Interest rate and counter-party risks
- Energy supply and prices
- Foreign operations
- Market access
- Production technology
- Legal proceedings
- Raw material procurement risks

The nature, implications and tools used to manage these risks are discussed in "Risk Factors" starting on page 309.

Capital

Falconbridge's business is capital intensive with significant costs involved in exploration activities, and the development and maintenance of mining and metallurgical facilities. As such, securing low-cost capital is instrumental in profitability. Historically, Falconbridge has sourced capital from common and preferred equity markets, public debt markets and bank debt. A more detailed description of the Company's use of interest rate and foreign currency management instruments is provided in "Financial Instruments and Other Instruments" on page 305.

Supplemental Performance Measures

The Management Discussion and Analysis contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

Net-debt-to-capitalization ratio is calculated as follows:

($ millions)		Dec. 31, 2005	Dec. 31, 2004
Long-term debt		$3,474	$2,858
Debt due within one year		353	570
Cash and cash equivalents		(886)	(884)
Net debt	(1)	2,941	2,544
Interests of other shareholders		54	1,197
Shareholders' equity		5,031	2,839
Stockholders' interests (equity)	(2)	5,085	4,036
Total capitalization	(3)=(1)+(2)	8,026	6,580
Net-debt-to-total-capitalization ratio	(1)/(3)	36.7%	38.7%

Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

Integrated cash cost or operating cash costs include all cash costs of operations and selling costs, net of processing credits and by-product credits, and are calculated as follows. Continuing costs incurred during shutdowns or strikes are excluded.

	Copper (Integrated)		Nickel (Mined)		Zinc (Mined)		Aluminum[1] (Integrated)	
($ millions, except as noted)	2005	2004	2005	2004	2005	2004	2005	2004
Mining, processing, and refining costs, as reported	$993	$803	$810	$604	$168	$158	$300	$282
Non-mining costs	–	–	–	–	(47)	(73)	–	–
By-product and processing credits*	(899)	(613)	(238)	(206)	(58)	(68)	(76)	(76)
Processing fee on sale of concentrates*	178	125	–	–	121	127	–	–
Purchases of raw materials*	–	–	–	–	–	–	113	103
Other operating and non-cash costs*	8	36	40	117	18	72	9	12
Cash costs – net*	280	351	612	515	202	216	346	321
Volumes – 000s lbs.[2]	900,504	921,900	175,500	176,030	494,677	684,530	546,241	548,900
Cash cost per pound – $	0.31	0.38	3.49	2.93	0.41	0.32	0.63	0.58

[1] Represents Primary operations only: Aluminum segment cost of operations reported for 2005 totals $583 million (2004 – $420 million), which includes foil processing and other costs of $283 million (2004 – $138 million).

[2] Volumes as shown are based on production, except for Aluminum business, which represent shipments of primary aluminum.

* Unaudited

Integrated cash costs are furnished to provide additional information about the cash generating capabilities of the Company's business units and operations. Since this measure captures the key costs of operations and the impact of our processing credits and the prices of our by-products, it is a key performance measurement that management uses to evaluate our costs and operations. Integrated cash costs is not intended to be considered as an alternative to determining "mining, processing and refining costs" as determined under GAAP.

Selected Annual Information

The analysis contained herein is based upon the financial position, results of operations and cash flows defined under Canadian Generally Accepted Accounting Principles. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

($ millions, except per share data)	2005	2004	2003
Results of operations			
Revenues	$8,148	$6,764	$4,456
Income generated by operating assets	1,820	1,391	409
Net income from continuing operations	880	594	33
Net income	872	521	2
Net income (loss) per common share – basic			
Continuing operations	$2.54	$1.96	$0.07
Discontinued operations	$(0.02)	$(0.25)	$(0.12)
Net income (loss)	$2.52	$1.71	$(0.05)
Net income (loss) per common share – diluted			
Continuing operations	$2.52	$1.94	$0.07
Discontinued operations	$(0.02)	$(0.24)	$(0.12)
Net income (loss)	$2.50	$1.70	$(0.05)
Cash flow			
Cash flow from operating activities	$1,635	$1,184	$408
Investment in growth projects (unaudited)	409	432	307
Sustaining capital expenditures (unaudited)	328	234	182
Dividends per common share (unaudited)	Cdn$0.48	Cdn$0.48	Cdn$0.64
Financial position			
Cash and short-term investments	$886	$884	$630
Operating capital assets	6,803	4,870	4,765
Development projects	1,707	1,166	973
Total assets	12,418	9,628	8,351
Long-term debt	3,474	2,858	2,975
Shareholders' equity	5,031	2,839	2,401
Net-debt-to-capitalization ratio	37%	39%	47%

Financial Impact of Merger of Noranda and Falconbridge

Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and the financial position of former Falconbridge in its financial statements reflecting its ownership of 58.5% of the common shares. On May 5, 2005, Noranda increased its ownership in Falconbridge to 90.8%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in common shares. Upon completion of the merger, the combined entity was renamed Falconbridge Limited.

The preliminary fair value of the 41.5% of the assets and liabilities acquired from former Falconbridge exceeds the book value of those assets by approximately $1.4 billion, which has been allocated to the assets and liabilities of the acquired assets at their respective preliminary fair values. The preliminary allocation of these values is as follows:

($ millions) (unaudited)	
Preliminary fair value increment of assets acquired by the Company	
Accounts receivable	$ 9
Metals and other inventories	42
Operating capital assets	1,966
Development projects	255
Investments and other assets	(41)
Preliminary fair value increment of liabilities assumed by the Company	
Long-term debt	8
Future income taxes	(708)
Asset retirement obligation, pension and other provisions	(114)
Net assets acquired	$ 1,417
Book value of minority interest and other	1,117
Acquisition value	$ 2,534

Financial Overview

Falconbridge's consolidated assets totaled $12.4 billion as at December 31, 2005 on a book-value basis compared with $9.6 billion at the end of 2004. The increase is primarily due to the acquisition of the common shares of the former Falconbridge Limited that the company did not already own, as discussed in Corporate Developments. Total revenues increased to $8.1 billion during 2005, an increase of $1.3 billion over the $6.8 billion in revenue generated in 2004, due to stronger metals prices and higher copper and nickel sales volumes. Falconbridge generated net income of $872 million, or $2.50 per share on a diluted basis, an increase of $351 million from the net income of $521 million, or $1.70 per share on a diluted basis in 2004. The improved results were mostly attributable to higher base metals prices, partially offset by the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations and increasing energy and supply costs throughout the operations.

Net income for 2005 includes a loss of $8 million, or $0.02 per basic share and $0.02 per diluted share from discontinued operations. This compares to a loss of $73 million, or $0.25 per basic share and $0.24 per diluted share from discontinued operations in 2004. Discontinued operations reflect the operating results of the Company's custom wheel manufacturing operations prior to its disposal in June 2005 and the net gain recorded from its disposal.

At December 31, 2005, Falconbridge held cash and cash equivalents of $886 million. During 2005, Falconbridge's consolidated net-debt-to-capitalization declined to 37% as cash generated from operations was utilized in part to reduce debt instruments issued to effect the reorganization of the Company. Cash resources, combined with undrawn credit facilities of over $1.6 billion, provide the Company with sufficient liquidity to pursue its development projects, new investment and development opportunities currently contemplated and repay near-term debt maturities.

Operating Assets

Of the $12.4 billion of assets, the book value of capital assets currently contributing to earnings totaled $6.8 billion, while projects under development which are not currently contributing to earnings totaled $1.7 billion. Combined, these assets represent 69% of the total asset base of the Company. Included in the $6.8 billion of operating assets is the $2 billion preliminary fair market value increment on the operating assets for the purchase accounting of acquisition of the former Falconbridge, as well as $77 million being transferred from projects under development to operating capital assets for the completion of the new Montcalm nickel/copper mine near Timmins, Ontario. The operating assets are distributed in the Company's business segments as follows:

($ millions)	2005	2004
Operating capital assets		
Copper	$3,807	$2,890
Nickel	2,114	1,078
Zinc	139	158
Aluminum	710	702
Other	33	42
Total	$6,803	$4,870

Integrated Operations

As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance by processing its own minerals. This integration also reduces the Company's exposure to treatment-charge fluctuations and shipping-rate volatility.

When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires third-party concentrates and secondary feeds to utilize this capacity and realize incremental treatment revenues. These treatment revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling, smelting and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Falconbridge to maintain what it believes to be some of the lowest cash cost operations in the industry. The flexibility of the processing facilities also enables the Company to treat complex ores, concentrates and secondary feeds. The Company also captures the sulphur content of the concentrates that it treats at its metallurgical sites and produces sulphuric acid as a marketable by-product. This by-product can provide incremental revenues that help reduce cash operating costs.

The price paid to suppliers of custom feeds varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. Falconbridge's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

Results of Operations

($ millions, except per share information) Years ended December 31	2005	2004
Revenue	$8,148	$6,764
Operating expenses		
Mining, processing and refining costs	2,538	1,976
Purchased raw materials	3,235	2,904
Depreciation, amortization and accretion	555	493
Total operating expenses	6,328	5,373
Income generated by operating assets	1,820	1,391
Corporate costs[1]	291	233
Minority interest	155	297
Gain, net of restructuring costs and other	(17)	(84)
Taxes	511	351
Net income from continuing operations	880	594
Loss on discontinued operations, net of tax	8	73
Net income	872	521
Deduct		
Preferred share dividends	17	13
Income available to common shareholders – basic	855	508
Impact of convertible debentures	9	7
Income available to common shareholders – diluted	864	515
Basic weighted average number of shares – 000s	339,756	296,246
Diluted weighted average number of shares – 000s	346,174	303,458
Net income per common share – basic		
Continuing operations	$2.54	$1.96
Discontinued operations	(0.02)	(0.25)
Net income	$2.52	$1.71
Net income per common share – diluted		
Continuing operations	$2.52	$1.94
Discontinued operations	(0.02)	(0.24)
Net income	$2.50	$1.70

[1] Corporate Costs include net interest, corporate and general administration, research and development and exploration costs.

Revenues

For 2005, total revenues increased to $8.1 billion from $6.8 billion for the year prior primarily due to the significant increase in realized metals prices. Copper reached a new historical high and zinc and aluminum also finished the year at multi-year highs. Average historical realized prices for copper, nickel, zinc and aluminum are as follows:

($ per pound)	2005	2004	2003
Copper	1.71	1.30	0.82
Nickel	6.85	6.40	4.40
Zinc	0.70	0.52	0.43
Aluminum	0.91	0.84	0.68

Prices for by-product metals such as lead, molybdenum and precious metals, which are found and processed in conjunction with core metals, have also experienced similar price increases during these periods.

Sales volumes of refined copper, nickel and fabricated aluminum products were all higher in 2005 than 2004 levels. Due to the closure of the Bell Allard mine in October 2004, mined zinc sales volumes were lower in 2005. Bauxite and alumina

sales to third parties increased as the Company recorded its first full year of joint ownership of the St. Ann and Gramercy operations since their acquisition in October 2004. The Company also recorded significantly higher molybdenum concentrate sales from the Antamina mine and produced its first molybdenum concentrate from the Collahuasi mine in the fourth quarter of 2005.

Operating Expenses

Operating expenses totaled $6.3 billion in 2005, 18% higher than $5.4 billion in the same period last year. Mining, processing and refining costs increased to $2.5 billion, a 28% increase from 2004 levels of $2.0 billion, largely due to the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations and increasing energy costs throughout the operations. Mining, processing and refining costs included $191 million of costs associated with the new operations at the new Montcalm mine and the acquired operations at St. Ann and Gramercy. The average value of the Canadian dollar increased 8% to US$0.83 versus US$0.77 during 2004. Upon completion of the acquisition of former Falconbridge minority shares, the carried value of inventory on hand was increased by $42 million to reflect its preliminary fair value, which is charged to income as the related inventory is sold. As a result, the increased cost reduces 2005 income by $42 million, lowering income in 2005 as a result of the acquisition.

The value of raw material purchases was $3,235 million, 11% higher than $2,904 million in 2004, due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated.

Depreciation, amortization and accretion expense increased to $555 million from $493 million a year ago, with $21 million of the increase being attributable to the amortization of the preliminary fair value increment related to the purchase of the Falconbridge minority shareholders' interest and the resulting increase in the book value of the mining and processing assets acquired. Depreciation, amortization and accretion expense also increased due to the addition of amortization expenses associated with the new operations at Montcalm and the acquired assets at St. Ann and Gramercy.

Income from Operating Assets and Net Income

Income generated by operating assets for 2005 was $1,820 million, 31% higher than $1,391 million in 2004. Income from operating assets increased 61% to $1,086 million in the copper business, decreased 6% to $597 million in the nickel business, increased to $60 million in the zinc business and increased 19% to $106 million in the aluminum business.

Interest expense increased to $152 million in 2005, an increase of 27% over $120 million in 2004, due mostly to the inclusion of dividends that were paid on the new junior preference shares that were issued in 2005, offset partially by lower average debt levels and interest rates below the levels of 2004. Interest expense included a one-time early redemption premium of $5 million paid to the holders at the time of the partial redemption of the junior preferred shares in August, 2005. Corporate and general administration costs as well as research and development costs increased from 2004 primarily due to strengthening of the Canadian dollar.

Minority interest in earnings of subsidiaries decreased to $155 million from $297 million, largely as a result of the elimination of the former Falconbridge minority share ownership since the completion of the merger on June 30, 2005.

In 2005, the Company also recorded a $17-million gain, net of restructuring costs and other, compared to $84 million in 2004. Included in the $84-million gain in 2004 was the $80-million gain on the settlement of an alumina supply contract upon acquisition of Gramercy alumina joint venture. Tax expenses recorded increased to $511 million from $351 million during 2005, due primarily to the increase in net income from continuing operations before taxes and minority interest to $1,546 million from $1,242 million.

Net income for the year ended December 31, 2005 was $872 million or $2.50 per common share on a diluted basis, compared with a net income of $521 million or $1.70 per common share on a diluted basis for 2004. The significant improvement in 2005 results is due to higher average realized prices for all four primary metals and strong operational performance from each business unit supported by improved by-product credits. Offsetting the impact of price increases and cost containment initiatives was the impact of rising energy costs and supply costs, combined with the further weakening of the U.S. dollar relative to both the Canadian dollar and Chilean peso, thereby increasing operating costs in those jurisdictions.

Production

Production of refined copper and nickel increased substantially in 2005, as increased quantities of concentrates were processed, versus 2004 levels. Copper production benefited from increased anode production at the Altonorte smelter and the ramp-up of cathode production at the CCR refinery. Nickel production benefited from increased custom feed processing. Production of refined zinc was lower than 2004 levels mostly due to a month-long strike at the Kidd Creek metallurgical complex in October. Mined copper production was higher in 2005, at the Antamina, Kidd Creek, Lomas Bayas and Montcalm mines, but was offset by lower production at the Collahuasi mine and reduced production from the Louvicourt mine which closed in July 2005. Mined nickel production was stable in 2005 as the new Montcalm mine contributed its first full year of production offsetting lower production at Raglan and Sudbury mines, resulting from lower grades. Mined zinc production was lower due to the closure of the Bell Allard mine, which closed in October 2004. Primary aluminum production was slightly lower in 2005 than in 2004, due mostly to the impact of the fall hurricanes, while fabricated aluminum products sales were higher versus the year prior. Further information on production and sales volumes can be found on page 103/104 of Falconbridge's 2005 Annual Report.

Copper Business Unit

The Copper Business is a fully-integrated producer of copper metal and concentrate, molybdenum, precious metals and sulphuric acid. It is comprised mostly of long-life, low-cost mines located primarily in South America. They include Falconbridge's interest in the Antamina copper and zinc mine in Peru, the Collahuasi and Lomas Bayas mines in Chile and the Kidd Creek mine in Ontario, Canada. In addition to these mines, the operations include the Altonorte copper smelter in Chile, as well as refining, smelting and recycling facilities in Canada and the United States. There are several potential brownfield and greenfield expansion opportunities which can further increase earnings from this business (see "Capital Expenditures, Capacity Enhancements and Projects Under Development" on page 295).


Copper Mine Life
(est years)
40+
15+
20+
10+
Collahuasi
Antamina
Lomas Bayas
Kidd Creek


Copper Mining, Processing and Refining Costs
35%
16%
Energy
Labour
Supplies and consumables
Contract and other

Note: Statements regarding estimated mine life are subject to risks and uncertainties. See "Forward-looking Information" on page 313.

Information on the Falconbridge Group

	2005	2004
Revenues ($ millions)	4,421	3,592
Mining, processing and refining costs ($ millions)	993	803
Purchased raw materials ($ millions)	2,082	1,882
Income generated by operating assets ($ millions)	1,086	673
Realized copper price ($ per pound)	$1.71	$1.30
Operating cash cost ($ per pound of copper)	$0.31	$0.38
Sales and throughput (000s tonnes)[1]		
Copper in concentrates	267	275
Copper metal	627	612
Copper concentrate processed	1,899	1,810
Zinc in concentrates	83	68
Zinc metal	116	120
Sulphuric acid	811	749

[1] 100% basis except for Collahuasi (44%) and Antamina (33.75%).

Revenues: For the year, consolidated revenues for the Copper Business were $4,421 million, an increase of 23%, over the $3,592 million for the same period of 2004. Higher realized copper, zinc and molybdenum prices accounted for the increase in revenues. During 2005, the realized copper price averaged $1.71/lb., compared to $1.30/lb. in 2004. Sales volumes of refined copper and copper anodes increased 2% in 2005, as a result of increased production at CCR, Altonorte, Kidd Creek and Lomas Bayas. By-product revenues from molybdenum also increased from $19 million in 2004, to $138 million in 2005.

Costs: Total operating expenses were $3,335 million in 2005, versus $2,919 million in 2004. Mining, processing and refining costs totaled $993 million in 2005, versus $803 million in 2004. The increase was due to higher energy costs, supply costs, contractor costs, and the impact of the weaker U.S. dollar. Value of purchased raw materials increased to $2,082 million from $1,882 million, a 11% increase year over year due to higher metal prices and increased throughput at CCR and Altonorte. In 2005, the operating cash cost of producing a pound of copper was $0.31/lb. versus $0.38/lb. in 2004.

Income generated by operating assets: Copper Business income generated by operating assets was $1,086 million in 2005, compared to $673 million in the same period for 2004. The $413 million increase was mainly attributable to higher copper, zinc and molybdenum prices which more than offset lower mine production from Collahuasi and higher operating costs resulting from the impact of a weaker U.S. dollar and higher energy and supply costs.


Copper
Price (US$/lb.)
Inventories (000s tonnes)
2.00
1.50
1.00
0.50
0
1,200
900
600
300
0
LME price
2001
2002
2003
2004
2005

Production: For 2005, mined copper production totaled 415,000 tonnes, compared to 430,000 tonnes during 2004. Higher production from Antamina, Kidd Creek and Lomas Bayas was more than offset by lower production from Collahuasi. At Antamina, higher recoveries more than offset a 3% reduction in ore milled. At Kidd Creek, higher mill throughput more than offset lower copper grades as the new Mine D expansion provided more stable feed for the mill. At Collahuasi, lower production was a result of lower head grades, material handling issues and temporary problems with one of the mill motors. Copper anode production from copper smelters increased from 534,000 tonnes in 2004 to 563,000 tonnes in 2005 due to increased production at Altonorte. During the fourth quarter, annual production at the Horne smelter was increased from the recent past operating rate of 140,000 tonnes per year to 170,000 tonnes per year.

Copper cathode production at CCR and Kidd Creek increased to 415,000 tonnes from 404,000 tonnes as increased production at CCR more than offset lower production at Kidd Creek, which was affected by a month-long strike in October. CCR refined cathode output benefited from the agreement reached with Inco Limited earlier in the year whereby CCR began the treatment of Inco's Sudbury operations copper anode output. CCR is investing in expanding its capacity to treat anodes that are higher in nickel. This is expected to allow CCR to achieve its full capacity of 370,000 tonnes, compared to an average output of less than 300,000 tonnes in recent years. Total copper cathode production in 2005 was 505,000 tonnes, compared to 492,000 tonnes in the previous year as higher production from CCR, Collahuasi and Lomas Bayas more than offset lower production from Kidd Creek.

During the year, the Company also completed the modification of a former copper roaster at the Altonorte smelter and began the tolling of molybdenum concentrates. Construction of the $6 million project was completed on time and on budget. Tolling operations started at the end of June 2005 and reached the design capacity run-rate of 10,000 tonnes per year shortly thereafter.

By-product mined zinc in concentrate totaled 182,000 tonnes in 2005 versus 152,000 tonnes in 2004. Zinc concentrate volumes increased due to higher mill throughput and higher zinc grades at Kidd Creek. By-product refined zinc volumes in 2005 were 114,000 tonnes versus 122,000 tonnes in 2004, due to the labour disruption at Kidd Creek metallurgical facilities. Mined molybdenum production at Antamina was 2,300 tonnes, compared to 1,200 tonnes in 2004, mainly due to the increase in recoveries.

Nickel Business Unit

The Nickel Business is comprised of Integrated Nickel Operations (INO), which includes nickel mines and processing facilities in Sudbury, Timmins and northern Quebec, Canada, and a refinery in Kristiansand, Norway; and a ferronickel operation at Falcondo in the Dominican Republic. Mine concentrate is acquired from both the Company's mining operations and through purchases of custom feeds. The business produces and sells ferronickel and refines and markets nickel, copper, cobalt and significant quantities of precious and platinum-group metals. Nickel exploration and new mine development is one of the core-growth focuses for the Company.


Nickel Mine Life
(est years)
15+
15+
Integrated Nickel Operations
Falcondo


Nickel Mining, Processing and Refining Costs
7%
37%
Energy
Labour
Supplies and consumables
Contract and other

Note: Statements regarding estimated mine life are subject to risks and uncertainties. See "Forward-looking Information" on page 313.

	2005	2004
Revenues ($ millions)	2,146	1,824
Mining, processing and refining costs ($ millions)	810	604
Purchased raw materials ($ millions)	574	447
Income generated by operating assets ($ millions)	597	637
Realized nickel price ($ per pound)	$6.85	$6.40
Realized ferronickel price ($ per pound)	$6.74	$6.37
Operating cash cost ($ per pound of nickel/ferronickel)	$3.49	$2.93
Operating cash cost ($ per pound of nickel)	$2.97	$2.57
Operating cash cost ($ per pound of ferronickel)	$4.40	$3.50
Sales (000s tonnes)		
Nickel	85	71
Ferronickel	26	29
Cobalt	4	4

Revenues: For 2005, consolidated revenues for the nickel business were $2,146 million, an increase of 18%, over the $1,824 million recorded in 2004. At the INO, sales volumes of nickel and copper increased by 20% and 16%, respectively in 2005, as a result of increased production from the Montcalm mine, which achieved commercial production at the end of 2004 and due to increased volumes of custom feeds. Cobalt sales increased 5% from 2004 levels due to increases in production related to custom feeds. At Falcondo, sales volumes decreased 9% to 26,300 tonnes from 28,900 tonnes in 2004, reflecting destocking in the stainless steel market and the lower production level in 2005. Realized nickel prices of $6.85/lb. increased by 7%, compared with $6.40/lb. in 2004. The realized ferronickel price increased 6% in 2005, compared to 2004. Realized cobalt prices decreased by 33% versus 2004.

Costs: Total nickel operating expenses were $1,549 million in 2005 versus $1,187 million in 2004. Mining, processing and refining costs totaled $810 million in 2005, versus $604 million in 2004, an increase of $206 million reflecting a full year of operations at Sudbury (the 2004 results were impacted by a three-week labour strike), new production costs related to the Montcalm mine, increased oil purchase costs at Falcondo and the impact of the change in the value of the Canadian dollar on operating costs at the Canadian operations. The value of purchased raw materials increased from $447 million to $574 million due to higher metal prices and increased volumes.

The weighted average operating cash cost per pound of mined nickel for all of Falconbridge was $3.49 in 2005, compared with $2.93 in 2004. At INO, in 2005, the operating cash cost of producing a pound of nickel from INO mines was $2.97 prior to the inclusion of custom feed processing credits. This cost was $0.40/lb., or 16% higher than the 2004 cost due to the impact of the stronger Canadian dollar on operating costs at the Canadian operations, the impact of lower ore grades on mine production and higher energy costs which offset the impact of increases in byproduct credits due to higher metal prices. At Falcondo, operating cash cost per pound of ferro-nickel was $4.40 in 2005, compared with $3.50 in 2004. The increase in costs was largely due to the significant increase in the oil price. Oil costs rose from $36.63 per barrel in 2004, to $49.09 in 2005. Purchased fuel oil costs accounted for 71% of total operating cash costs in 2005.

Income generated by operating assets: For 2005, nickel business income generated by operating assets was $597 million, compared with $637 million for 2004. The $40-million decrease was mainly due to the amortization of the preliminary fair value increment relating to the Noranda/Falconbridge merger, and higher unit costs, again caused in part by the strengthening of the Canadian dollar, which offset the impact of higher nickel and copper prices and increases in sales volumes.


Nickel
Price (US$/lb.)
Inventories (000s tonnes)
8.00
6.00
4.00
2.00
0
40
30
20
10
0
LME price
LME inventories
2001
2002
2003
2004
2005

Production: Refined nickel production totaled 113,600 tonnes in 2005, compared to 100,900 tonnes in 2004, setting a new record for production. During 2005, Sudbury mines nickel production was 19,700 tonnes, compared with 22,600 tonnes in 2004. The reduction in nickel production was attributable to a reduction in ore grade. For 2005, Raglan nickel-in-concentrate production was 22,200 tonnes, compared with 26,600 tonnes of nickel in 2004. The decrease in production from 2004 levels was due to the impact of a lower nickel ore grade. In its first full year after achieving commercial production, the Montcalm mine produced 9,000 tonnes of nickel. In Sudbury, smelter production of nickel in matte, which established a new annual production record, was 63,100 tonnes in 2005, compared with 52,600 tonnes in 2004, as a result of the treatment of higher concentrate tonnages with lower feed grades. At Nikkelverk, 2005 refined nickel production of 84,900 tonnes was higher than the 71,400 tonnes produced in 2004, establishing a new annual production record. Nikkelverk cobalt production also set a new record at 5,000 tonnes. The Falcondo ferronickel operation produced 28,700 tonnes of nickel in ferronickel, compared to 29,500 tonnes in 2004.

Zinc Business Unit

The Zinc Business includes the Brunswick mine and the Brunswick lead metallurgical operations (lead smelter and refinery), General Smelting (zinc and lead alloy foundry), and Falconbridge's 25% interest in the Noranda Income Fund, which owns 100% of the Canadian Electrolytic Zinc refinery. The zinc business is an integrated operation that produces and sells zinc and lead concentrates and refines and markets zinc and lead metal and a significant amount of by-product silver and sulphuric acid.


Zinc Mining, Processing and Refining Costs
11%
14%
Energy
Labour
Supplies and consumables
Contract and other

	2005	2004
Revenues ($ millions)	504	415
Mining, processing and refining costs ($ millions)	168	158
Purchased raw materials ($ millions)	243	187
Income generated by operating assets ($ millions)	60	14
Realized zinc price ($ per pound)	$0.70	$0.52
Realized lead price ($ per pound)	$0.50	$0.43
Operating cash cost ($ per pound of zinc)	$0.41	$0.32
Sales (000s tonnes)		
Zinc in concentrates	219	293
Lead metal	74	83

Revenues: For the year, revenues for the Zinc Business increased 21%, to $504 million from $415 million in 2004, as higher realized prices for zinc and lead more than offset lower production and sales volumes. Sales volumes of zinc in concentrate decreased in 2005, by 25% to 219,400 tonnes, compared to 292,500 tonnes in 2004, principally due to the closure of the Bell Allard mine in Quebec in October 2004. Lead metal sales volumes decreased in 2005, by 11% to 73,700

Costs: Total Aluminum Business operating expenses totaled $971 million in 2005, versus $846 million in 2004, primarily due to the inclusion of Falconbridge's share of the newly acquired St. Ann bauxite mine and Gramercy alumina refinery operating costs, which are offset by the benefits of a fully-integrated aluminum business and certainty of long-term alumina supply. Mining, processing and refining costs totaled $583 million in 2005, versus $420 million in 2004, an increase of $163 million. Operating costs were negatively affected by the temporary production disruption at the Gramercy alumina refinery that resulted from the impact of hurricane Katrina and the resulting higher natural gas costs. Energy costs at the New Madrid smelter were negatively impacted by slightly higher electricity rates that came into effect under the new fifteen-year electricity supply contract, but these contract rates compare very favourably with electricity costs incurred by other U.S. aluminum producers. The value of purchased raw materials decreased to $335 million from $388 million in 2004, due to the fact that alumina purchases in 2004 were from third-parties prior to the fourth quarter acquisition of Gramercy Alumina. The primary aluminum smelter continues to benefit from the secure internal supply of alumina at very favourable cost compared to current spot-market prices.

For the year, the net operating cash cost at the primary division was $0.63/lb., compared with $0.58/lb. in 2004. Higher natural gas and electrical energy costs were the major contributors to the higher unit costs. For the rolled products division, conversion costs on average were down 6% from last year, due in part to a heavier-gauge product mix and improvements in manufacturing efficiencies at all plants offsetting the negative impact of higher natural gas prices.

Income generated by operating assets: For 2005, income generated by operating assets for the Aluminum Business was $106 million, compared with $89 million for 2004. The increase was mainly due to higher metal prices and fabrication margins, improved production levels at the rolled products divisions, and higher margins received on value-added product sales such as rod, billet and rolled aluminum products.

Production: For the year 2005, production of primary aluminum was 245,600 tonnes, compared to 247,500 tonnes in the same period in 2004. For the rolled products operations, shipments were 177,900 tonnes for the year, up 2% compared to 173,900 tonnes in 2004.

Average Realized Prices

Average realized prices for the company's main products during 2005 and 2004, as well as estimated current realized prices in 2006, are as follows:

($ per pound)	Estimated Current Price[1]	2005	2004
Copper	2.24	1.71	1.30
Nickel	6.67	6.85	6.40
Ferronickel	6.29	6.74	6.37
Zinc	1.02	0.70	0.52
Aluminum	1.15	0.91	0.84
Lead	0.65	0.50	0.43
Cobalt	12.46	14.97	22.48
Molybdenum	23.50	31.09	16.21

[1] As at Feb. 16, 2006

Sensitivities

The following table shows the annualized impact on Falconbridge's net income from changes in metals prices and the U.S./Canadian dollar exchange rate.

($ millions)	Change in US$/lb. Price	Impact on Net income	Impact on Income per share
Copper	$0.05	$37	$0.10
Nickel	$0.50	63	0.17
Zinc	$0.05	38	0.10
Aluminum	$0.05	19	0.05
Lead	$0.05	6	0.02
Exchange rate Cdn$ = US$	$0.01	12	0.03

Mining Operations and Recoveries

The following table details the results of milling operations and recoveries at the Company's operating mines in 2005:

	Ore treated (000s tonnes)	Copper		Nickel		Zinc	
		Grade (%)	Recovery (%)	Grade (%)	Recovery (%)	Grade (%)	Recovery (%)
Copper Mines							
Antamina	10,241	1.35	90.3	–	–	0.92	82.7
Collahuasi[1]	20,495	1.15	81.6	–	–	–	–
Kidd Creek	2,320	2.02	93.0	–	–	6.19	83.5
Lomas Bayas – heap leach	13,286	0.50	76.8	–	–	–	–
Lomas Bayas – ROM leach	22,432	0.22	24.6	–	–	–	–
Louvicourt	369	2.20	95.0	–	–	1.85	85.6
Nickel Mines							
Falcondo	3,920	–	–	1.18	75.3[2]	–	–
Montcalm	750	0.79	85.6	1.52	82.1	–	–
Raglan	934	0.84	80.4	2.84	86.4	–	–
Sudbury	2,171	1.26	93.3	1.16	80.5	–	–
Zinc Mines							
Brunswick	3,529	0.35	48.9	–	–	8.59	87.7

1. Collahuasi figures reflect a weighted average of sulphide and oxide ores.
2. Falcondo upgrade circuit.

Production Forecast

Production		2006 Forecast (tonnes)	2005 Actual (tonnes)
Copper	Mined	475,000	462,000
	Refined	635,000	544,000
Nickel	Mined	82,000	80,000
	Refined	115,000	114,000
Zinc	Mined	460,000	454,000
	Refined[1]	210,000	182,000
Aluminum	Primary	250,000	246,000
	Fabricated	195,000	178,000

1. Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ refinery production

Statements regarding production forecasts are subject to various risks and assumptions. See "Forward-looking Information" on page 313.

At the Sudbury smelter, nickel-in-matte production in the fourth quarter of 2005 decreased to 16,100 tonnes from 18,100 tonnes in the same period of 2004 as a result of the treatment of lower concentrate tonnages with lower feed grades. Total refined nickel production was 20,800 tonnes in the fourth quarter of 2005, compared to 20,500 tonnes in the same period in 2004.

In the fourth quarter of 2005, Falcondo produced 7,300 tonnes of nickel in ferronickel, a 2% increase from 7,200 tonnes in the fourth quarter of 2004.

Zinc Business Unit

Revenues: Total zinc revenues increased to $155 million or 30% higher than $119 million recorded during the fourth quarter of 2004. In the fourth quarter of 2005, sales volumes of zinc in concentrates decreased 39% to 39,800 tonnes from 64,800 tonnes in the fourth quarter of 2004. Fourth quarter 2005 lead metal sales decreased to 19,500 tonnes from 23,100 tonnes in the same period a year ago, primarily as a result of lower tonnage processed at the Brunswick lead smelter. The average realized price per pound of zinc during the fourth quarter was $0.80/lb. versus $0.56/lb. in the same period last year. The average realized price per pound of lead during the fourth quarter was $0.54/lb. versus $0.46/lb. in the same period last year.

Costs: Total operating expenses increased to $131 million from $114 million in the fourth quarter of 2004. Mining, processing and refining costs decreased to $33 million from $45 million in the same period last year, while the value of purchased raw materials increased to $91 million from $60 million in the fourth quarter of 2004. The value of raw materials increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.48 in the fourth quarter of 2005 from $0.32 for the same period in 2004 due to higher costs and reduced mine production volumes.

Income generated by operating assets: The fourth quarter 2005 income generating from operating assets for the Zinc Business was $24 million, compared to $5 million for the fourth quarter of 2004. The $19-million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges which were partially offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production: Contained zinc production was 59,400 tonnes in the fourth quarter of 2005, compared to 74,900 tonnes in the same period in 2004. The decrease was due to the closure of the Bell Allard mine in October, 2004 and also attributable to ore-pass operating issues and a rock burst at Brunswick mine.

The Brunswick lead smelter processed 57,100 tonnes of lead concentrates and secondaries during the fourth quarter of 2005, compared to 61,700 tonnes during the same period in 2004. Lead metal production was 23,900 tonnes in the fourth quarter of 2005, compared to 25,900 tonnes in the same period in 2004. The decreased feed consumption and lead metal output at the Brunswick smelter was due to process reliability issues, which are currently being addressed.

Aluminum Business Unit

Revenues: Aluminum business revenues were $244 million, compared to $257 million recorded during the fourth quarter of 2004. Sales volumes of primary aluminum increased to 63,200 tonnes, compared to 61,700 in the fourth quarter of 2004. The fourth quarter rolled-products sales volumes increased by 3% to 43,200 tonnes, compared to 42,000 tonnes the same period a year ago primarily due to manufacturing throughput improvements. The realized mid-west primary aluminum price increased by 6% in the quarter to $0.94/lb., compared with $0.89/lb. in the same period in 2004.

Costs: Aluminum business operating expenses decreased to $223 million from $228 million in the fourth quarter of 2004. Mining, processing and refining costs increased to $162 million from $102 million in the same period last year. In addition, 2005 mining, processing and refining costs include a full quarter of costs from Gramercy and St. Ann aluminum operations. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and increased electrical energy costs at the New Madrid smelter that came into effect under the new fifteen-year electricity supply contract. These rates compare very favourably with electricity costs incurred by other U.S. aluminum producers. The value of purchased raw materials decreased to $44 million in the fourth quarter from $116 million in the fourth quarter of 2004.

The operating cash cost per pound of primary aluminum metal production was $0.68/lb. in the fourth quarter of 2005, an increase from $0.57/lb. for the same period in 2004. Higher electrical energy and alumina costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 6% lower in the fourth quarter of 2005, compared the same period in 2004.

Income generated by operating assets: Fourth quarter 2005 income generated by operating for the aluminum business was $21 million, compared with $29 million for the fourth quarter of 2004. The $8-million decrease was mainly due to higher power costs as well as higher natural gas costs. These costs increases were somewhat offset by the benefits of the increased aluminum price.

Production: In the fourth quarter of 2005, primary aluminum production was 62,300 tonnes, unchanged compared to the same period last year. For the rolled products operations, shipments were 43,200 tonnes, compared with 42,000 tonnes for the fourth quarter of 2004.

Financial Position and Liquidity

During 2005, the corporate initiatives undertaken to simplify the ownership structure of Falconbridge resulted in a significant repositioning of the Company to enhance liquidity and reduce the cost of capital.

On May 4, 2005, the Company completed a $1.25-billion issuer bid and acquired for cancellation 63.4 million common shares in exchange for the issue of $1.25 billion of junior preferred shares at a price of Cdn$19.72 per common share. The junior preferred shares were issued in these series as follows:

	Principal Amount		Mandatory Redemption date	Dividend rate
Series 1	$	500M	June 30, 2008	6.0%
Series 2	$	500M	June 30, 2010	6.2%
Series 3	$	250M	June 30, 2013	6.5%
Total	$	1,250M		

The issuer bid represented an opportunity for the Company to acquire 63.4 million common shares at attractive price levels, and reduced the dilution of common shareholder interest when common shares were subsequently issued to acquire the remaining common shares outstanding of the former Falconbridge.

The junior preferred shares were issued at a time of relative uncertainty regarding the Company's ability to complete the acquisition of the former Falconbridge and therefore have unrestricted access to the cash flow of the combined entity. As such, the junior preferred shares were issued with the Company retaining the right to redeem these shares at any time for 101% of fair value; were issued with an average term to maturity of seven years to provide an opportunity to refinance these instruments without placing undue strain on the liquidity of the Company and; the Company retained the right to repay the junior preferred shares at their maturity in common shares of the Company at the then prevailing common share price. In the event of a change in control of the Company, these instruments are retractable at the option of the holder.

These provisions provided the Company with maximum flexibility. As a result of the share attributes, the junior preferred shares were classified as debt instruments on the balance sheet and dividend payments on these instruments were classified as interest expense.

On June 30, 2005, the Company completed the acquisition of the minority interest in Falconbridge through the two-step transaction and the issuance of 132,840,641 common shares, representing a total acquisition price of $2.5 billion. The consolidation of the ownership and simplification of the capital structure of the combined entity created a financially stronger entity with opportunities to further reduce the weighted average cost of capital of the combined entity.

Following the successful completion of the merger of Noranda and the former Falconbridge, Falconbridge received affirmation of its ratings from its respective rating agencies in recognition of the combined entities continued strong cash flow, liquidity and the sustained strength of metal prices.

The completion of the merger also altered the credit risk profile of the combined entity, and the enhancement of the availability of other long-term sources of capital as a result of the investment grade ratings caused the Company to redeem $500 million of junior preferred shares for cash in August 2005, from available cash resources.

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financings and new long- and short-term borrowings.

Working capital*, excluding cash and cash equivalents, and debt due within a year, decreased to $1,024 million from $1,119 million at the end of 2004. During the year, Falconbridge continued to improve its balance sheet and operating capacity to support its strategic objective of maintaining an investment grade credit rating.

Cash and cash equivalents at December 31, 2005 totaled $886 million, compared to $884 million at December 31, 2004. In addition to its cash balances, Falconbridge's liquidity and financial flexibility is augmented by revolving credit facilities. Committed lines of credit at December 31, 2005 totaled $780 million, none of which had been drawn upon. These bank lines are provided by various Canadian and international chartered banks and are scheduled to expire in August 2010.

Long-term debt, excluding the amount due in less than one year and junior preferred shares liabilities, amounted to $2,598 million at December 31, 2005, compared to $2,736 million a year earlier. In June 2005, the Company issued $250 million aggregate principal amount of 12-year notes and $250 million aggregate principal amount of 30-year notes. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole, or in part, at any time, at a redemption price equal to 100% of their principal amount plus a make-whole premium. At December 31, 2005, Falconbridge's consolidated net-debt-to-total-capitalization ratio was 36.7%, compared to 38.7% at December 31, 2004, following the repayment of in excess of $1 billion in debt during 2005.

Shareholders' equity at the end of 2005 was $5 billion, an increase of $2.2 billion due to the issue of common shares to acquire the minority interest of Falconbridge, retained earnings in excess of dividends paid, offset by the reduction in common equity as a result of the substantial issuer bid completed in May 2005.

Falconbridge's long-term public debt ratings at December 31 are noted below:

	2005	2004
Standard & Poor's	BBB–	BBB–
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by a rating organization.
* Defined as current assets, less current liabilities on the consolidated balance sheets.

Cash Flows

Operating Activities

Cash generated from operations, before net changes in non-cash working capital, totaled $1,650 million in 2005, up from $1,461 million in 2004. The increase is primarily the result of the higher sales volumes, and higher metal prices despite the adverse impact of increasing energy and supply costs and foreign exchange movements on the mining, processing and refining costs. Higher accounts receivable and inventories resulting from higher metal prices were mostly offset by higher accounts and taxes payable as non-cash working capital increased by $15 million during the year.

Investment Activities

Capital investments totaled $737 million in 2005, compared to $666 million in 2004. Major capital expenditures during 2005 included the expansion and transfer of the mining operations at the Collahuasi copper mine, the Kidd Creek Mine D underground extension, the Montcalm nickel mine, the Nickel Rim South underground exploration project (initiated in early 2005) and $100 million for equipment and services relating to the Koniambo project. Capital investments for 2006 are

budgeted to be $750 million. A more detailed discussion is provided on page 298. During 2006, proceeds from dispositions totaled $93 million mostly from the sale of the Company's wholly-owned wheel manufacturer and from the sale of cost-accounted investments.

Financing Activities

In 2005, Falconbridge used $843 million to reduce its net debt outstanding (repaid $1,394 million of debt while issuing $551 million). This does not include the junior preferred share transaction as this did not involve the receipt of any cash by the Company. During 2005, Falconbridge's common and preferred share dividend payments were $150 million, compared to $123 million in 2004. Total dividend obligations increased due to the increase in the total common share outstanding that resulted from the acquisition of the minority interest in former Falconbridge that the Company did not already own. The annual common share dividend was Cdn$0.48 per share in 2005, which remained unchanged from 2004.

Significant future obligations of Falconbridge and its partially-owned subsidiaries, excluding the employee future benefit obligations, are summarized as follows:

($ millions)	Payments by year						
Nature of obligation:	2006	2007	2008	2009	2010	Thereafter	Total
Convertible debentures and other loans	$15	$120	$23	$–	$5	$–	$163
Senior debentures	250	–	150	–	–	1,943	2,343
Preferred share liabilities[1]	–	–	126	–	300	450	876
	265	120	299	–	305	2,393	3,382
Debt of joint ventures	87	87	87	87	40	42	430
Capital leases	1	5	1	1	1	7	16
Operating leases and purchase commitment	172	18	13	9	8	21	241
Total	525	230	400	97	354	2,463	4,069

[1] May be redeemed for common shares

Capital Expenditures, Capacity Enhancements and Projects Under Development

Falconbridge has invested significant capital in the expansion of its operating capacity with the addition of world-class, low-cost assets and the improvement of existing operations. The Company increased its copper and nickel ore reserves, enhanced its copper and nickel processing capacity, added new zinc projects, expanded its primary and fabricated production capacity and acquired bauxite mining and alumina refining assets to fully integrate its aluminum operations. These investments have substantially increased the Company's baseline earnings and its leverage to metal prices. The following is a summary of these initiatives and their impact on Falconbridge.

Investments in development projects at the end of the year totaled $1,707 million, an increase of $541 million since December 31, 2004. Nickel and copper mining remains the focus of the Company's growth program. As shown in the following table, Falconbridge has expansion projects in both these commodities that are currently under development.

Projects Under Development – Capital Spending 2005

	Falconbridge Limited's Interest (%)	Book Value at Dec. 31, 2004 (unaudited) ($ millions)	Book Value at Dec. 31, 2005 (unaudited) ($ millions)
Copper			
El Morro Feasibility	70.0	$12	$16
Kidd Creek Mine Extension	100.0	404	518
Nickel			
Koniambo	49.0	180	276
Nickel Rim South	100.0	101	173
Kabanga	50.0	–	34
Other		469	690
Total		$1,166	$1,707

Projects Under Development – 2005

Expectations with respect to development projects are subject to various risks and assumptions. See "Forward-looking Information" on page 313.

El Morro, Region III, Chile

Favourably situated close to two copper smelters, the deposit is a large copper porphyry with high gold co-product credits that would result in low net copper cash costs. It has inferred resources of 466 million tonnes grading 0.61% copper and 0.50 gram of gold per tonne. El Morro also features a high-grade resource core and a low pre-stripping ratio, as well as further exploration potential. In 2005, Falconbridge paid $10 million to earn a 70% interest in the El Morro property from Metallica Resources Inc. In 2006, Falconbridge expects to begin feasibility-level work, including a 30,000 metre drilling program for in-fill drilling and metallurgical test work.

El Pachón, Argentina

El Pachón is an attractive copper mine development project situated less than five kilometres from the Chilean border and the Las Pelambres copper mine. It features a high-grade core, unusually low strip ratio and favourable metallurgical recoveries which will substantially reduce mining and capital costs. The orebody has the potential to produce over 200,000 tonnes of copper in concentrate per year over a life of more than 20 years. During 2005, a conceptual study of the El Pachón project was completed. Two bulk samples were extracted from an existing exploration tunnel and processed, engineering studies were completed and environmental information was compiled to add to the environmental base line. In addition, important advances were realized on El Pachón's specific protocol within the Mining Integration Treaty between Chile and Argentina. In 2006, work is expected to progress in road re-opening, field studies, engineering studies and environmental data collection.

Kidd Creek, Timmins, Canada

Kidd Creek mining operations are transitioning to the newly developed Mine D, which is improving operational stability and predictability, and should lead to improved financial performance. A new target schedule and budget were finalized and approved in mid-2005, becoming the project baseline. Production from block 2 began in the fourth quarter of 2005 and production from block 3 is now expected to begin in the third quarter of 2006. The capital investment is now expected to total Cdn$684 million. The capital expenditures associated with this project increased following the approval of a new target schedule and budget that became the project baseline in April 2005, as well as escalation associated with delineation drilling that will take place in 2006. At the end of 2005, overall project progress was 90% based on this new target schedule and budget.

Koniambo, New Caledonia

Good progress was made during 2005 in advancing Falconbridge's objectives with respect to the Koniambo ferronickel project in the Northern Province of New Caledonia. Final agreements were put in place by and among Falconbridge, Société Minière du Sud Pacifique S.A. (SMSP), and other relevant parties to provide for the transfer of the Koniambo orebody in New Caledonia to Koniambo Nickel SAS, a company owned 49% by Falconbridge and 51% by SMSP.

Falconbridge had announced in late December 2005 that it had met the relevant conditions of the Bercy Accord for this transfer to take place, including having placed firm orders for at least $100 million in total for equipment and services relating to the project.

It is currently planned that the Koniambo project will encompass the construction of a 60,000-tonne-per-year ferronickel processing plant and related development of the mine site and infrastructure. A detailed feasibility study was completed in December 2004. The feasibility study was subject to two independent reviews in 2005, by two international engineering firms and feedback from both reviews has been positive.

The capital cost of the project is estimated to be $2.2 billion in 2004 dollars excluding interest to be incurred during construction and initial working capital requirements. The capital cost of $2.2 billion includes the construction of a $600-million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

Detailed engineering for the project continues in 2006. Falconbridge expects to receive the necessary construction and operating permits in 2006, enabling the construction phase to commence in 2007. Based on these key milestones being met as currently planned, start-up of the project is expected to occur in 2009/2010.

Falconbridge has, subject to certain terms and conditions, agreed to arrange for or provide up to 100% of the financing required for the project. Given these financing arrangements, the project's free cash flow would first be used to service and repay debt incurred to finance the construction of the project before any distributions would be available to the equity owners in the project.

Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. These resources were converted to proven and probable mineral reserves of 62.5 million tonnes grading 2.4% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with *Société Minière du Sud Pacifique S.A.* (SMSP) and its controlling shareholder, *Société de Financement et d'Investissement de la Province Nord*, for the evaluation and development of the 60,000-tonne-per-year nickel in ferronickel mining and smelting complex.

When developed, Koniambo will be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

Nickel Rim South, Sudbury, Canada

In 2001, Falconbridge discovered Nickel Rim South – a high grade 13.4-million tonne resource grading 1.8% nickel, 3.3% copper and significant platinum, palladium and gold. A five-year underground definition and development program was initiated in 2004 at this deposit, located nine kilometres from Falconbridge's Sudbury smelter, and progressed in 2005. Ventilation shaft sinking began in February, 2005 and was 1,092 metres at the end of 2005. Main shaft sinking began in April 2005 and was at 467 metres at the end of 2005. The mine plan was optimized in 2005 to include additional information from the ongoing drilling program. The capital cost of this project is $524 million, reflecting an increase of $100 million in foreign exchange and escalation variations. This project is expected to be completed in 2009, with production expected to begin in 2009.

Kabanga, Tanzania

In April 2005, Falconbridge announced a joint-venture agreement with Barrick Gold Corporation on the Kabanga nickel deposit, located in northwestern Tanzania. Barrick's current estimated inferred resource is 26.4 million tonnes grading 2.6% nickel. Under the terms of the agreement, Falconbridge acquired a 50% indirect joint-venture interest in respect of the Kabanga Project for $15 million and will be the operator of the joint venture. Over the next several years, Falconbridge will fund and conduct a further $50-million work plan. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.

Greenfield Opportunities

Greenfield opportunities, or those potential projects which are located in regions where Falconbridge does not currently operate, represent significant growth potential to Falconbridge. Projects currently being reviewed for development are as follows:

Copper	El Pachón, Argentina	A very large and promising deposit with measured and indicated resources of 724 million tonnes grading 0.65% copper; capable of producing over 200,000 tonnes per year for more than 20 years.
	El Morro, Chile	A porphyry copper deposit with inferred resources of 466 million tonnes grading 0.61% copper and 0.50 grams per tonne gold. Feasibility work beginning in 2006.
Nickel	Koniambo, New Caledonia	Potential for a 60,000-tonnes per year operation; detailed engineering plans being advanced in 2006 with the start of construction expected in 2007. Proven and probable mineral reserves are 62.5 million tonnes grading 2.40% nickel.
	Kabanga, Tanzania	This is a joint-venture agreement project with Barrick Gold Corporation on the Kabanga nickel deposit, located in northwestern Tanzania. The current estimated inferred resource is 26.4 million tonnes grading 2.6% nickel. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.
Zinc	Lady Loretta, Australia	Falconbridge owns a 75% joint-venture interest in the Lady Loretta deposit, located close to the Mt. Isa, Queensland camp. The orebody has measured and indicated resources of 11.6 million tonnes grading 16.1% zinc and 5.7% lead. Work undertaken to date indicates possible estimated production of more than 125,000 tonnes of zinc in concentrate and 40,000 tonnes of lead in concentrate over more than ten years.

Expectations with respect to development projects are subject to various risks and assumptions. See "Forward-looking Information" on page 313.

Risk Assessment and Reduction in the Evaluation, Selection and Implementation of Projects

Falconbridge's preference for lower-risk brownfield expansion projects provides inherent risk reduction due to the Company's knowledge of the environment in which the expansion project is to be undertaken and its ability to tap into existing human and physical resources. When Falconbridge chooses to invest and grow via the development of greenfield projects, away from existing infrastructure, risk assessment and reduction is the Company's top priority.

Falconbridge has taken several steps to ensure the success of all its current and future capital projects including the following:

- Formation of highly experienced projects group with world-class project leaders dedicated to securing the investment performance of major capital projects;
- Implementation of Six Sigma-based Stage Gate process for project evaluation. This process is a disciplined system which addresses and quantifies key sources of project impact and risk in support of management decision making;
- Addition of parameters in the Stage Gate process that measure social, business and strategic elements;
- Recognition of investment returns as the primary measure of project success; and
- Assignment of accountability.

Six Sigma

Since significant deployment in 1999 and company-wide adoption in 2002, application of Six Sigma has contributed to improving performance at Falconbridge. Six Sigma is a process-centered, step-by-step analytical approach to reviewing operational performance and driving continuous improvement. During 2005, 154 Six Sigma projects were completed for total annualized benefit of $60 million at an average savings value of $390,000 per project.

Exploration

The objectives of the exploration team are aligned with those of the copper, nickel and zinc business units and with the corporate strategy of focusing primarily on copper and nickel growth opportunities, worldwide. The company's goal is to be the most valued and sought after partner in the mining and metals business. The Company's approach is one of consistently being a fair and honest partner, complemented by strong technical skills and a solid track record with a "win-win" philosophy. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused exploration activity thereby sharing cost and risk, and improving the likelihood of success. The exploration team is supported by an experienced mergers and acquisitions team and a strong project engineering team with a track record of building mines around the world.

As a Founding Patron of the Association of Professional Geoscientists of Ontario and a Founding Partner of the Prospector and Developers Association of Canada's Environmental Excellence in Exploration initiative, the team of geoscientists is committed to being fully compliant with National Instrument 43-101 requirements and in consistently conducting safe and environmentally responsible global exploration.

The exploration team consists of 119 employees, including 92 geologists and geophysicists. For 2006, Falconbridge forecasts exploration expenditures of $49 million, compared to expenditures of $47 million in 2005. Exploration activity is primarily focused on Canada, Chile, Brazil, Mexico, Norway, Australia, Africa, Papua New Guinea, China and Mongolia.

Exploration Highlights – 2005

Copper

- In October 2005, Falconbridge announced a preliminary resource estimate for the Rosario Oeste zone at Collahuasi. The zone, located only 300 metres from the Rosario open pit, is estimated to contain an inferred resource of 248 million tonnes grading 1.54% copper at a 0.4% cut-off grade. The resource remains open to the north, south, and at depth, and these early stage results suggest that Rosario Oeste has the potential to expand the existing reserve base and extend the life of the current operation.

- The Frieda River project in Papua New Guinea contains a primary porphyry copper inferred mineral resource plus higher grade copper-gold mineralization in the Nena deposit. Recent drilling at the Nena deposit firmed up a measured and indicated mineral resource of 42.7 million tonnes of 3.09% copper and 0.59 grams of gold. Exploration of other high-grade targets are expected to be pursued in 2006.

Nickel

- A new nickel laterite deposit has been discovered in Para State, Brazil. A mineral resource estimate will be completed in 2006. The thickness of mineralization intersected to date ranges from 2.0 to 93 metres and averages 15.3 metres with a nickel content ranging from 1.0 to 3.2%.

- The 2005 Raglan, Quebec program returned the best exploration results since the mine commenced production, with 2.5 million tonnes of new resources (mostly inferred resources) discovered, exceeding 2005 production of 934,000 tonnes.

- In Norway, a nickel joint-venture exploration program with Blackstone Ventures Inc. continues to produce promising results in four separate areas (as an example, 7.2 metres of 1.05% nickel, 0.46% copper at Vesle). The joint venture has been expanded to include five new prospective areas in South Norway. Geological/geophysical surveys and diamond drilling will continue in 2006.

Zinc

- New zinc mineralization has been discovered at the Pallas Green project in Ireland where the best intersection to date has been 9.2% zinc over 10.5 metres. Additional diamond drilling will be required to determine the significance of this mineralization.

Exploration Objectives – 2006

Expectations with respect to exploration objectives are subject to various risks and assumptions. See "Forward-looking Information" on page 313.

Copper

- Chile – establish an indicated/measured mineral resource at the El Morro project in support of a feasibility study.
- Chile – establish an indicated mineral resource at the recently discovered Rosario Oeste zone at Collahuasi in support of a feasibility study.
- Papua New Guinea – explore the remaining targets for high-grade mineralization and implement metallurgical test work on the higher grade Nena mineral resource in support of a scoping study.

Nickel

- Canada – establish an indicated mineral resource at Zone 5-8 in support of a feasibility study at Raglan, Quebec.
- Brazil – establish an indicated/inferred mineral resource at the Araguaia laterite discovery by the second quarter 2006 in support of a scoping study.
- Africa – define and expand the North Zone massive sulphides at Kabanga in Tanzania and test additional priority targets within a radius of five kilometres in support of a pre-feasibility study.
- Norway – continue geophysical surveys and diamond drilling to investigate encouraging mineralization at two joint-venture projects.

Zinc

- Ireland – assess the significance of recently discovered zinc mineralization at the Pallas Green project.

Metals Markets

Current global economic growth conditions and prospects remain above trend levels despite hurricanes and high oil prices. Global GDP is expected to grow by over 4% for both 2005 and 2006. Global growth for 2004 to 2006 inclusive, is shaping up to high average levels not experienced since the 1976 to 1978 period.

The resilience of the U.S. economy, a sustained recovery in Japan and a strong Chinese economy, showing no signs of waning, are all reasons to be positive on both global economic prospects and the expected increase in base metals demand.

On the supply side, capacity constraints, low inventory levels, higher energy costs, the likelihood of production disruptions and a shortage of mining materials and labour will continue to be market supportive. Despite the notion that high prices should spur investment activity, the supply response has been muted and there is little sign of an output surge or even large amounts of new capacity coming on stream.

Another positive factor, which cannot be underestimated, is that investment funds are viewing base metals favourably, and expect the market to be stronger for longer. For 2006, strong fundamentals underlying support for above-average base metals prices are forecast.

Expectations and outlooks with respect to metal market projections are subject to various risks and assumptions. See "Forward-looking Information" on page 313.

Copper Market

The expected increase in global mine production in 2005 was hampered by a combination of plant equipment failures, labour disputes and natural disasters. Copper mine production continued to grow as high prices have encouraged all producers to maximize output. In 2005, global mine production is expected to be just over 15.3 million tonnes of contained copper. Mine output growth continues to be driven by restarts and ongoing brownfield expansions triggered in late 2004 and early 2005.

The recovery in mine-concentrate output has allowed smelters to rebuild their depleted concentrate stocks and increase operating rates. Despite a number of maintenance shutdowns and production disruptions, smelter production increased 6.8% in 2005. The area of most rapid growth in smelter capacity and output has been China and as its copper smelting and refining capacity grows, its copper concentrate import requirements will also grow rapidly to fill the shortfall in domestic mine production growth.

On the metal side, 2005 marks the third consecutive year of a global refined copper market deficit. LME stocks increased by only 43,675 tonnes to 92,225 tonnes at the end of 2005 from 48,550 tonnes at year end 2004. Historically high copper prices and sustained low copper exchange inventories likely resulted in a significant de-stocking of refined metal inventories held by producers and consumers. A first-time auctioning of copper by the Chinese SRB in November and December (20,000 tonnes each), combined with deliveries made to exchange warehouses, failed to put significant downward pressure on the copper price. The copper price averaged $1.67/lb. in 2005, $0.37/lb. greater than the 2004 average of $1.30/lb. Robust fundamentals and favourable fund buying in 2005, propelled the copper price to a high of $2.11/lb. in December.

Looking at mine supply, despite the less-than-expected mine output growth in 2005, the concentrate market recovered from critically low levels as mine production expanded. For 2006, the concentrate market is forecast to be in surplus, as higher mine production is expected and smelter capacity should remain somewhat constrained. It is therefore expected that treatment and refining charges should remain above long-term benchmark averages. Declining ore grades, high-energy costs and equipment shortages should continue to act as constraints and put upward pressure on the cash costs.

In 2006, global refined copper production is forecast to be in surplus for the first time in three years. Global copper consumption growth is forecast to decline to 3.6% from 4.7% in 2005, mainly reflecting moderating growth in both China and the U.S. The forecast surplus of 419,000 tonnes of refined metal pales in comparison to the cumulative deficit of 1.4 million tonnes experienced over the past three years. This cumulative deficit contributed to the dramatic reduction in exchange inventories witnessed over those years. Until exchange inventories begin rebuilding and maintaining more normal levels, higher copper prices should continue to prevail.

Nickel Market

The strong demand conditions experienced in the first half of 2005 quickly turned around in the third quarter as stainless steel mills initiated a period of heavy de-stocking for the balance of the year. Nickel prices averaged $7.20/lb. in the first half of the year, but with prolonged shutdowns and cutbacks at the stainless steel mills, nickel prices entered a temporary period of decline averaging $6.17/lb. during the second half. For the year, nickel prices averaged $6.69/lb., a 7% increase over the 2004 average. With nickel producers operating at close to capacity in the first half of the year, surging demand had to be met from LME inventories, which declined from 20,898 tonnes at the start of the year to a low of 4,926 tonnes by mid-May. The fall-off in demand from the stainless steel sector in the latter part of 2005, resulted in LME stocks creeping back up to end the year at 36,042 tonnes.

While demand for nickel was strong overall in the first half of the year, an imbalance developed in stainless steel supply/demand fundamentals by mid-year leading to rising stock levels, declining prices and reduced margins for the mills, precipitating numerous stainless steel production cuts. With the ramp-up of significant new Chinese stainless steel capacity, this curtailed the need for stainless steel imports from Western producers. The net effect was reduced primary nickel consumption and increased stainless steel scrap availability. Consequently, global stainless steel production estimates for 2005 were at the same level as 2004. In addition, the trend towards substitution out of nickel bearing stainless steel grades continued during 2005, as sustained high nickel prices have driven stainless steel mills to switch to greater production of non- or lower nickel bearing grades of stainless steel.

Other nickel consuming sectors are estimated to have grown by 6%, supported by strong high nickel alloy and battery demand. Robust demand is being seen from all end-use sectors across all geographical regions.

As a result of nickel producers pushing their utilization rates, increased production glitches and maintenance outages were experienced in 2005. World nickel production is forecast to have increased by only 1.2% over 2004 given that producers were running near full capacity leaving little room to raise output. Overall, a 15,000 tonne supply/demand surplus was forecast for 2005.

Based on technical analysis, the stainless steel market is anticipated to rebound sometime during the first half of 2006, in line with the accelerating momentum of the industrial production cycle. With a rebound in stainless steel production and continued healthy non-stainless demand, total nickel consumption is expected to grow by over 7% and total global nickel supply is forecast to increase by 6% with a projected balanced market for the year.

For the remainder of this decade, it is expected that the nickel market will continue to benefit from constrained supply, strong demand driven by Chinese stainless steel plant expansions, and limited major greenfield nickel projects coming on stream.

Zinc Market

LME zinc prices started 2005 at $0.55/lb., then fluctuated between $0.53/lb. and $0.65/lb. for most of the year before rising strongly in the fourth quarter to a high of $0.87/lb. on the final day of the year. The LME cash-settlement zinc price averaged $0.63/lb. in 2005, 31% higher than the average of $0.48/lb. in 2004. Prices gained strength on expectations that the ongoing supply/demand deficit may not be alleviated by new mine supply and available metal stocks.

Oversupply and historically low zinc prices at the start of the decade led to the depletion and closure of many mines, and even the demise of some companies. Meanwhile, demand for zinc metal increased, driven by growth in China and the developing world. The result has been not enough zinc mine concentrates to feed zinc smelters, and insufficient new metal to satisfy zinc consumption, in turn driving zinc prices higher. Since 2002, the recovery in global economic activity and industrial output has led to a resurgence in zinc demand, especially from the steel galvanizing sector. Leading all regions has been China, where zinc demand rose approximately 11% in 2005. Demand for zinc metal in the United States declined temporarily as high steel inventories were worked down.

While zinc smelting capacity has continued to expand, mainly in China, actual zinc metal production has only increased by approximately 2% worldwide in 2005, due to the extremely short supply of concentrates from mines. In China, the tight global zinc concentrates market, combined with accelerating domestic demand, resulted in China remaining a net importer of zinc metal for the second year in a row, a significant change from historically being a large zinc metal exporter. With global metal demand outweighing supply, metal steadily flowed out of LME warehouses for most of the year except for the delivery in June of just over 100,000 tonnes of previously unreported stocks. Overall, LME stocks dropped at an average of roughly 20,000 tonnes per month. For 2005, LME stocks plummeted a net 235,575 tonnes to close at 393,550 tonnes by the end of the year. The global refined zinc supply/demand balance is estimated to have been in deficit by 293,000 tonnes in 2005.

Aluminum Market

The LME cash-settlement aluminum price averaged $0.85/lb. in 2005, a 9% increase over the average of $0.78/lb. in 2004. However, the price was somewhat volatile throughout the year. The LME aluminum cash price opened the year 2005 at $0.83/lb. The low point of $0.76/lb. was reached in June. By the end of the year the price was at a sixteen-year high of $1.03/lb.

Aluminum's supply-demand fundamentals were essentially balanced in 2005. LME warehouse inventories were 695,000 tonnes at the beginning of 2005. By year's end this stockpile had decreased to 645,000 tonnes. This decline in LME stocks was offset by combined increases of 122,000 tonnes in NYMEX warehouse stocks and IAI inventories.

Both the Chinese and North American economies are expected to support strong demand again during 2006. Effective January 1, 2005, China began applying an export tax on aluminum, copper, and nickel exports. China is expected to double the tax on primary aluminum exports to 10% in early 2006, in a further move to cool domestic investment in the energy-intensive aluminum sector. Given that the country continues to be a significant exporter of aluminum, the export

tax should help to slow the growth of Chinese aluminum production and exports – causing inefficient Chinese producers to close or consolidate. Additionally, Chinese smelters are in discussions to curtail aluminum production by 10% (600,000 to 700,000 tonnes) in 2006, in an effort to combat the escalating price of alumina. If they carry through with this plan, it should add upward pressure to the aluminum price.

There has been a dramatic shift in the cost base associated with the production of primary aluminum. While virtually all raw material and energy costs have risen significantly, the cost component increases impacting aluminum smelters the most are electrical power and alumina. Together, they account for over two-thirds of total production costs. Global spot-alumina prices increased almost 50% during 2005, from $400/tonne to almost $600/tonne. Power is much more of a localized issue. Smelters faced with renegotiating power contracts, most notably in the U.S. and Europe, have faced substantial cost increases or even lack of available supply. In some cases, the result is permanent closure of the smelters in question.

Operating rates of aluminum rolling mills in the U.S. have been above 90%, a historically high number, for the past two years and will likely continue above this rate through to 2010. The HVAC Fin Stock market in the U.S., Falconbridge's largest flat-rolled aluminum product, is expected to grow by 5 to 10% in 2006, mainly due to increased U.S. government mandated improvements in efficiency ratings of residential air-conditioners.

Outstanding Shares

As at December 31, 2005, Falconbridge's issued and outstanding shares and securities were as follows:

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares[1]	FAL.LV, FAL	370,688,138
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1[2]	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2[2]	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3[2]	FAL.PR.Z	5,999,903

1. Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.
2. 8,000,000 junior preference shares, series (X), 8,000,000 junior preference shares, series (Y) and 4,000,000 junior preference shares, series (Z) were redeemed on August 11, 2005, as previously announced.

Financial Instruments and Other Instruments

Falconbridge uses financial and other instruments in the following instances:

Foreign Currency Exposure

Falconbridge may use forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge may hedge up to 50% of its current-year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. No significant foreign exchange hedge contracts were in place at December 31, 2005.

Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts would be carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts would be recognized in the earnings of the period in which the changes occur.

Commodity Price Exposure

Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts, meeting the definition for hedge accounting under GAAP, are

not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values. Gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate Management

Falconbridge also enters into interest rate swap agreements, including foreign exchange cross-currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which Falconbridge receives hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled opposite:

Interest rate swaps (notional principal amount in $millions)	Total
Maturity (2006)	$ 325
Maturity (2008)[1]	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	550
Fair value[2]	54

[1] Includes a cross-currency interest rate swap (with a notional amount of $111 million) designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at December 31, 2005 was $47 million of which $39 million related to the currency component of the swap and $8 million related to the interest component.

[2] Includes the fair value of $39 million related to the currency component of the cross currency interest rate swap discussed in Note 1 above.

Off-Balance Sheet Arrangements

Falconbridge does not have any unconsolidated affiliates. The Company does not enter into off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and Other Instruments" section of this document.

Transactions With Related Parties

Related-party transactions for the year ended of 2005 and the fourth quarter of 2005 are summarized as follows:

Year ended December 31, 2005

($ millions) Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	$210	$65	$–	$44	$–
Noranda Income Fund	Trading activity	–	3	35	–	11
Antamina	Trading activity	–	–	260	–	65
Gramercy	Trading activity	–	–	136	–	6
Collahuasi	Trading activity	–	–	109	–	25

Quarter ended December 31, 2005

($ millions) Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	$79	$15	$–	$44	$–
Noranda Income Fund	Trading activity	–	1	11	–	11
Antamina	Trading activity	–	–	82	–	65
Gramercy	Trading activity	–	–	90	–	6
Collahuasi	Trading activity	–	–	40	–	25

Critical Accounting Estimates

Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Falconbridge relate to the Company's accounting for the following items:

- Property, plant and equipment
  - The determination of mineral reserves
  - Impairment assessments of long-lived assets
  - Amortization of property, plant and equipment
- Employee future benefits
- Asset retirement obligations
- The determination of taxes

Property, Plant and Equipment

Included in operating capital assets of $6.8 billion at December 31, 2005, was primarily property, plant and equipment. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on the Company's financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of Mineral Reserves

One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable mineral reserves. The process of estimating reserves is complex, requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortization expense.

Impairment Assessments of Long-lived Assets

We review and evaluate the Company's long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/ mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Falconbridge uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate

products to ensure the utilization of available capacity across the Company's operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of Property, Plant and Equipment
Depreciation of property, plant and equipment is based on the estimated service lives of the assets (4-40 years), calculated primarily on a straight-line basis for metallurgical operations and on a units-of-production method for mining operations. Resource properties are depleted and preproduction and mine development expenditures are amortized on a units-of-production method. Units-of-production method is defined as tonnes milled during the period over proven and probable ore reserves at the start of the period. Construction in progress will be depreciated once the project is substantially completed.

The most critical estimates which impact the above accounting policy are the estimated quantities of proven and probable mineral reserves which are the underlying bases for the calculation for the units-of-production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee Future Benefits
Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year to year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long term.

For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on the Company's history of healthcare spending. The assumption for the ultimate health care trend rates relates to the overall economic trends.

We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $10-million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as the Company's contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields, and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $10-million increase or decrease in the pension expense.

Asset Retirement Obligations
As a result of the Company's mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record the fair value of estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of December 31, 2005 was $424 million.

The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at the Company's credit adjusted risk-free interest rate over the time periods over which the obligations were

incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

Critical estimates and judgement were made by management in the determination of the fair value of the Company's obligation. Cash outflows to settle these obligations will be incurred for periods exceeding 50 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of the Company's asset retirement obligations could materially change from period to period.

Income and Mining Taxes

The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If the Company's interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Risk Factors

Take-over Bid

The Company is currently the subject of a take-over bid by Inco Limited. Upon successful completion of this transaction, there could be significant changes to the business, operations and management of the Company. Should the take-over not be completed, the Company expects to continue operating as it has in the past and the anticipated benefits from the combination of Inco and the Company, as previously discussed, would not occur.

Fluctuating Metal Prices

Falconbridge's earnings are affected by fluctuations in the prices of the metals the Company produces. The prices are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals the Company produces. Market prices can be affected by numerous factors beyond the Company's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminum or other metals produced by Falconbridge, may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of the Company's reserves and business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances, emissions of contaminants and other liability exposures. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although Falconbridge maintains insurance which Falconbridge believes is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of the Company's operations worldwide. This type of legislation requires Falconbridge to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supra-governmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedences.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol entered into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps required to bring the Company into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could adversely affect Falconbridge's liquidity.

Labour Relations

Collective agreements covering unionized employees at Norandal-Newport, St. Ann (production and maintenance employees), and Gramercy were all renewed in 2005. At the Kidd Metallurgical site, a collective agreement was signed with the CAW after a one-month strike in October 2005.

Eleven collective agreements will expire in 2006:

- General Smelting (Montreal) – January 31
- Brunswick mine (Bathurst) – February 28
- Brunswick smelter (Bathurst) – February 28
- Horne smelter (Rouyn) – March 1
- Bulk Handling Operation (Bathurst) – March 31
- Raglan mine (Rouyn) – April 30
- Lomas Bayas mine (Chile) – April 30
- Nikkelverk refinery (Norway) – May 31
- Antamina mine (Peru) – July 24
- Norandal – Salisbury rolling mill (Salisbury) – November 20
- Altonorte smelter (Chile) – December 12

Collective agreements covering unionized hourly employees at CEZ, CEZ (Effluent Treatment Operators), CCR, CCR (Security), Noranda Recycling – Roseville (two agreements), Noranda Recycling – San Jose, Sudbury Operations (Production & Maintenance), Sudbury Operations (Office, Clerical & Technical), Collahuasi, New Madrid, Norandal – Newport, Gramercy, St. Ann (Production & Maintenance) and Kidd Metallurgical division are currently in place and will expire between 2007 and 2008.

Uncertainty of Reserve Estimates and Production Estimates

Falconbridge's reported mineral reserves as of December 31, 2005 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the estimated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean peso, Peruvian sole, Norwegian kroner and euro exchange rates against the U.S. dollar, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have fluctuated substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas a significant portion of operating costs at Falconbridge's Canadian sites are incurred in Canadian dollars. Furthermore, a portion of Chilean operating costs are peso-denominated and Nikkelverk's costs are incurred in Norwegian kroner. Falconbridge has been reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and

the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure and gains and losses, either favourable or unfavourable, which may in the future materially impact Falconbridge's financial results. Falconbridge, from time to time, may hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk
Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage Falconbridge's liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes exposure to interest risk by effectively converting a portion of fixed-rate debt to a floating rate. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps.

In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counter-parties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operations.

Energy Supply and Prices
Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. The procurement dynamics of these energy types are becoming more connected as supply and demand conditions become more interdependent on a global basis. Uncontrollable factors such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties, and the cost of emissions from fossil fuels, as well as problems related to local production and delivery conditions, continue to put upward pressure on prices. Falconbridge's supply contracts are governed by standard energy risk management principles, which ensure that supply, price and credit risks are managed effectively.

The security of energy supply is of primary importance. Falconbridge's business operations could be adversely affected, including loss of production and damage to its plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted. Additionally, prolonged loss of supply could materially adversely affect the Company's business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, Falconbridge's earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. The current trend of increasing energy prices is expected to continue and as a result there is an increased focus within the operations on the management of energy use and the impact of rising energy costs on financial performance.

Foreign Operations
Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where the Company operates, but there can be no assurance that Falconbridge will be successful in so protecting the Company. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access
Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the

balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

Falconbridge believes that the technology used to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will be developed, nor that the economic conditions in which current technology is applied will remain the same.

Legal Proceedings

The nature of Falconbridge's business subjects the Company to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

Sulphuric Acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. Falconbridge captures sulphur dioxide to minimize acid rain emissions, and converts it into sulphuric acid. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult to obtain satisfactory prices for sulphuric acid. However, Falconbridge's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in production of metals.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, Falconbridge's supply contracts provide that suppliers of concentrate may be released from their delivery obligations if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if Falconbridge is unable, on short notice, to shift to alternative sources of supply. Falconbridge also processes copper scrap, the availability of which in past years has been subject to significant fluctuations. The availability of scrap, blister copper and other material the Company processes can be significantly affected by competing demand from industrializing nations along with unforeseen production and logistical disruptions.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2005, an evaluation of the effectiveness of the issuer's disclosure controls and procedures (as such term is defined under the rules adopted by the Canadian securities regulatory authorities and by the U.S. Securities Exchange Commission) was carried out by our management, under the supervision of, and with the participation of, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date our disclosure controls and procedures were effective such that information relating to us, including our consolidated subsidiaries, required to be disclosed by us in the reports we file or submit to such regulatory authorities (a) is recorded, processed, summarized and reported within the time periods specified under applicable securities laws and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

Forward-Looking Information

Certain statements contained in this Management's Discussion and Analysis are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006, (vi) our capital expenditure forecasts, and (vii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those

expressed or implied by the forward-looking statements contained in this Management's Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

This is the end of the description of the business of Falconbridge as extracted without material amendment from Falconbridge's Management's Discussion and Analysis as disclosed in Falconbridge's 2005 Annual Report.

Information on the Falconbridge Group

The following description of the business of Falconbridge has been extracted without material amendment from Falconbridge's Management's Discussion and Analysis as of 25 April 2006, as filed with the Canadian Securities Administrators on 1 May 2006.

Information contained in this discussion is given as of April 25, 2006, unless otherwise indicated.

Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars.

Note: The financial results prior to June 30, 2005, as presented in this discussion, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation of Noranda Inc. and former Falconbridge Limited on June 30, 2005. Additional information on Falconbridge, including Falconbridge's Annual Information Form, is available on SEDAR at www.sedar.com

Corporate Overview

Falconbridge Limited is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL.LV) and the New York Stock Exchange (FAL).

Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in zinc, aluminum and other mining and metals processing activities. Falconbridge is focused on aggressively managing assets to maximize production, while minimizing invested capital.

References and Forward-Looking Statements

The following discussion and analysis should be read in conjunction with the interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Company") for the three months ended March 31, 2006 and the related financial statements and notes of Falconbridge Limited for the year ended December 31, 2005. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. For a detailed description of risks associated with forward-looking statements, please see "Forward Looking Information" on page 333.

Financial Summary

Falconbridge's consolidated net income totaled $462 million (basic earnings per share of $1.23 and diluted earnings per share of $1.21) for the first quarter of 2006. This compares with net income of $176 million (basic earnings per share of $0.58 and diluted earnings per share of $0.57) for the first quarter of 2005. Net income increased 163% and earnings per basic share increased 112% versus the same period last year.

Financial Impact of Merger of Noranda and the former Falconbridge

Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and the financial position of former Falconbridge in its financial statements reflecting its ownership of 58.5% of the common shares. On May 5, 2005, Noranda increased its ownership in Falconbridge to 90.8%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in common shares. Upon completion of the merger, the combined entity was renamed Falconbridge Limited.

The preliminary fair value of the 41.5% of the assets and liabilities acquired from former Falconbridge exceeds the book value by approximately $1.4 billion, which has been allocated to the acquired assets and liabilities at their respective preliminary fair values. Falconbridge has not yet finalized the allocation of the purchase price related to this acquisition and it will be refined as information relating to the valuation of the assets and liabilities is finalized.

Information on the Falconbridge Group

Summary of Earnings, Earnings Per Share, Cashflow and Financial Position

(US$ millions, except per share data)	Three months ended March 31, 2006	March 31, 2005
Results of operations		
Revenues	**2,858**	1,894
Income generated by operating assets[1]	**739**	459
Net income	**462**	176
Net income per common share		
– basic	**$1.23**	$0.58
– diluted	**$1.21**	$0.57

(US$ millions, except per share information)	March 31, 2006	March 31, 2005
Earnings Available to Common Shareholders		
Net income	**462**	176
Deduct		
Preferred share dividends	**6**	3
Income available to common shareholders – basic	**456**	173
Impact of convertible debentures	**2**	2
Income available to common shareholders – diluted	**458**	175
Basic weighted average number of shares – 000s	**371,729**	296,856
Diluted weighted average number of shares – 000s	**378,694**	304,815
Basic earnings per common share	**$1.23**	$0.58
Diluted earnings per common share	**$1.21**	$0.57

(US$ millions)	March 31,2006	March 31, 2005
Cash flow		
Cash flow from operations	**346**	385
Capital Investments		
Investment in growth projects	**98**	62
Sustaining capital expenditures	**58**	48
Total Capital Investments	**156**	110

Financial position – as at (US$ millions)	March 31, 2006	Dec. 31, 2005
Cash and cash equivalents	**1,000**	886
Operating capital assets	**6,728**	6,803
Development projects	**1,794**	1,707
Total assets	**12,876**	12,418
Long-term debt	**2,534**	2,598
Preferred share liabilities[2]	**876**	876
Shareholders' equity	**5,474**	5,031

[1] Please see the detailed definition provided under Supplemental Performance Measures below.
[2] Includes the current portion of $500 million of preferred share liabilities which will be redeemed on April 26, 2006, as previously announced.

Supplemental Performance Measures

The Management Discussion and Analysis contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

Net-debt-to-capitalization ratio is calculated as follows:

(US$ millions)		March 31, 2006	Dec. 31, 2005
Long-term debt		2,534	2,598
Preferred share liabilities[1]		876	876
Debt due within one year[2]		353	353
Cash and cash equivalents		(1,000)	(886)
Net debt	(1)	2,763	2,941
Interests of other shareholders		56	54
Shareholders' equity		5,474	5,031
Stockholders' interests (equity)	(2)	5,530	5,085
Net debt plus capitalization	(3)=(1)+(2)	8,293	8,026
Net-debt-to-capitalization ratio	(1)/(3)	33.3%	36.6%

[1] Includes the current portion of $500 million of preferred share liabilities which will be redeemed on April 26, 2006, as previously announced.
[2] Excludes the current portion of $500 million of preferred share liabilities which will be redeemed on April 26, 2006, as previously announced.

Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

Integrated cash cost or operating cash costs include all cash costs of operations and selling costs, net of processing credits and by-product credits, and are calculated below. Continuing costs incurred during shutdowns or strikes are excluded. Integrated cash costs are furnished to provide additional information about the cash generating capabilities of the Company's business units and operations. Since this measure captures the key costs of operations and the impact of our processing credits and the prices of our by-products, it is a key performance measurement that management uses to evaluate our costs and operations. Integrated cash cost is not intended to be considered as an alternative to determining "mining, processing and refining costs" as determined under GAAP.

(US$ millions, except as noted)	Copper (Integrated)		Nickel (Mined)		Zinc (Mining)		Aluminum [1] (Integrated)	
	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05
Cost of operations, as reported	320	241	214	170	52	50	77	71
Non-mining costs	–	–	–	–	(20)	(24)	–	–
By-product and processing credits	(305)	(225)	(80)	(58)	(23)	(12)	(20)	(21)
Processing fee on sale of concentrates	48	26	–	–	35	28	–	–
Purchases of raw materials	–	–	–	–	–	–	32	28
Other operating and non-cash costs	5	39	11	21	6	8	4	3
Cash costs – net	68	81	145	133	50	50	93	81
Production – (000s lbs.)[2]	224,618	231,350	43,029	45,247	120,678	124,984	137,875	136,267
Integrated cash cost per pound – $	0.30	0.35	3.38	2.94	0.41	0.40	0.67	0.59

(1) Represents Primary operations only: Aluminum segment cost of operations reported for Q1-06 totals $156 million (Q1-05 $139 million), which includes foil processing and other costs of $79 million (Q1-05 - $68 million).
(2) Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

Integrated Operations
As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires third-party minerals and concentrates to utilize this capacity and realizes incremental treatment revenues. These treatment revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling, smelting and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. The flexibility of the processing facilities also enables the company to treat complex ores, concentrates and secondary feeds.

The price paid to suppliers of the custom feed materials varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

Financial Results

Revenues for the first quarter of 2006 were $2.9 billion, 51% higher than revenues of $1.9 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms charged by Falconbridge copper smelters. Business unit revenues were 83% higher for copper, 9% higher for nickel, 67% higher for zinc and 14% higher for aluminum.

Realized prices were as follows:

Realized Metal Prices (US$/lb.)	First Quarter 2006	2005	Y-O-Y Change
Copper	2.29	1.54	49%
Nickel	6.84	7.03	(3%)
Zinc	1.07	0.63	70%
Aluminum	1.13	0.92	23%
Lead	0.63	0.49	29%

Operating expenses totaled $2.1 billion in the first quarter, compared to $1.4 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $743 million from $595 million in the first quarter of 2005 due to higher levels of copper anode and copper cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 6% to US$0.87 from US$0.82 during the first quarter of 2005.

The value of raw material feed purchases was $1,207 million, 67% higher than $722 million in 2005 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

Depreciation, amortization and accretion expense increased to $169 million from $118 million a year ago, with $30 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $32 million from $28 million in the first quarter of last year due to the impact of junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Minority interest in earnings of subsidiaries decreased to $2 million from $94 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $222 million from $124 million during the first quarter of 2005, due to the overall increase in profitability.

Income generated by operating assets for the first quarter was $739 million, 61% higher than $459 million in the first quarter of 2005. Income generated by operating assets increased 112% to $489 million in the copper business, decreased 24% to $148 million in the nickel business, increased from $6 million to $64 million in the zinc business and increased 34% to $47 million in the aluminum business.

Net income totaled $462 million, or $1.23 per basic common share and $1.21 per diluted common share, for the first quarter 2006, 163% higher than net income of $176 million or $0.58 per basic and $0.57 per diluted common share in the same period of 2005. Higher net income reflects higher realized metal prices and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $12.9 billion as at March 31, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects, higher working capital levels due to increasing metals prices and cash retained in the business generated by higher earnings.

Summary of Quarterly Results

	Three months ended							
	March 31,		December 31,		September 30,		June 30,	
(US$ millions, except per share data)	2006	2005	2005	2004	2005	2004	2005	2004
Revenues	**2,858**	1,894	2,165	1,867	2,006	1,662	2,052	1,632
Net Income	**462**	176	280	143	214	118	202	108
Basic net income per share	**$1.23**	$0.58	$0.75	$0.47	$0.57	$0.39	$0.62	$0.35
Diluted net income per share	**$1.21**	$0.57	$0.74	$0.47	$0.56	$0.38	$0.61	$0.35

Corporate Developments

Inco Offer

On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. (At the market price of Inco's stock on April 24, 2006, the offer is valued at approximately Cdn$40.67 per Falconbridge common share). Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects and would benefit from estimated annual synergies of approximately $350 million – with this run rate beginning in mid-2008.

Inco has obtained regulatory clearances from the Canadian Competition Bureau and it continues to proceed to meet all information and other requests from the U.S. Department of Justice and the E.U. competition authorities.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 333.

Redemption of Junior Preference Shares

On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge will utilize existing cash balances to fund the redemption.

Statements regarding the financing activities of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information".

Review of Operations

Copper Business Unit

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined copper (MT)	**104,800**	106,900	(2%)
	refined copper (MT)	**143,100**	121,600	18%
	mined zinc (MT)	**37,600**	47,600	(21%)
	refined zinc (MT)	**37,300**	38,000	(2%)
Sales:	contained copper (MT)	**280,800**	210,800	33%
	contained zinc (MT)	**41,500**	56,100	(26%)
Revenues ($ millions)		**1,768**	968	83%
Realized copper price ($/lb.)		**2.29**	1.54	49%
Mining, processing and refining costs($ millions)		**320**	242	32%
Cash costs ($/lb. of copper)		**0.30**	0.35	(14%)
Income from operating assets ($ millions)		**489**	231	112%

Revenues

For the first quarter of 2006, copper business revenues increased 83% to $1,768 million from $968 million in the first quarter of 2005, reflecting higher realized copper and zinc prices and higher copper sales volumes. Copper sales volumes totaled 280,800 tonnes, up 30% from the same quarter in 2005, as output from all copper smelters and refineries increased during the quarter. Sales of by-product zinc volumes totaled 41,500 tonnes versus 56,100 tonnes during the first quarter of 2005. The majority of the zinc sales decrease was attributable to lower production at Antamina that resulted from lower zinc grades that were mined.

During the quarter, copper revenues were higher as the realized copper price of $2.29/lb. increased 49% compared to $1.54/lb. realized in the same period in 2005. Also contributing to copper business revenues was significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines.

Costs

Total operating expenses for the copper business increased to $1,279 million from $737 million in the first quarter of 2005. Mining, processing and refining costs increased to $320 million from $242 million in the same period last year as a result of the impact of a weaker U.S. dollar, higher energy and supply costs, and increased smelter and refinery output. The value of purchased raw material feeds increased to $871 million from $440 million in the first quarter of 2005 due to the significant rise in copper prices and the increased production and sales from the copper smelters and refineries.

Depreciation increased to $88 million from $55 million due to the amortization of the fair value increment related to the acquisition of the former Falconbridge and due to increased copper sales volumes from Kidd Creek. The operating cash cost of producing a pound of copper in the first quarter of 2006 decreased to $0.30/lb. from $0.35/lb. in the first quarter of 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets

Operating income for the copper business in the first quarter of 2006 increased 112% to $489 million from $231 million a year ago as a result of significantly higher revenues that were somewhat offset by higher costs. Operating income also benefited from higher treatment and refining charges and increased throughput at all three copper smelters and both copper refineries. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs and higher energy and supply costs.

Production

During the first quarter of 2006, copper mine production from Canadian and South American operations totaled 104,800 tonnes, compared to 106,900 tonnes a year ago. Lower copper production at Collahuasi was partially offset by higher production from Antamina and Kidd Creek. By-product zinc-in-concentrate production was 21% lower at 37,600 tonnes versus 47,600 tonnes in the first quarter of 2005. Lower by-product zinc mine production recorded at Antamina was partially offset by higher zinc concentrate production at Kidd Creek.

At Antamina, copper-in-concentrate production was 34,200 tonnes, an increase of 10% from the same quarter in 2005 due to richer copper grades (1.47% vs. 1.41%) resulting from a change in the ore type mix. Partially offsetting higher copper output at Antamina was lower zinc grades and production due to the intrinsic variability for such complex skarn deposits.

Copper production at the Lomas Bayas mine was 15,600 tonnes, down 4% from the same quarter last year, mainly due to adverse weather conditions.

Kidd Creek mined copper production was 23% higher at 13,800 tonnes due to higher copper head grades and mill throughput.

At the Collahuasi mine, the Company's share of production totaled 41,200 tonnes versus 48,400 tonnes in the same quarter a year ago. Production was lower primarily due to lower head grades (1.09% vs. 1.25%) and lower mill throughput associated mostly with material handling problems at the primary crusher and conveyor system and due to an electrical failure of the motor in one of the SAG mills. The 10-day outage of the affected mill occurred in late March.

At the Altonorte smelter, copper anode production of 66,000 tonnes was 14% higher than the same period last year due to improved operations. As well, in 2005 the Altonorte smelter had a scheduled shutdown which reduced production.

Refined copper production was 143,100 tonnes in the first quarter of 2006 versus 121,600 tonnes in the first quarter of 2005. Kidd Creek refinery production was up 7% to 33,700 tonnes due to higher mine production and increased custom feed processing. The CCR refinery cathode production increased to 87,200 tonnes during the first quarter from 67,000 tonnes in the same quarter a year ago, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes.

Nickel Business Unit

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined nickel (MT)	**19,500**	20,500	(5%)
	refined nickel (MT)	**28,400**	27,900	2%
	mined copper (MT)	**8,900**	8,600	3%
Sales:	contained nickel (MT)	**29,600**	27,800	6%
	contained copper (MT)	**13,200**	15,500	(15%)
Revenues ($ millions)		**581**	535	9%
Realized nickel price ($/lb.)		**6.84**	7.03	(3%)
Realized ferronickel price ($/lb.)		**6.63**	6.70	(1%)
Mining, processing and refining costs ($ millions)		**214**	170	26%
Cash costs ($/lb. of nickel) - INO		**2.60**	2.51	4%
Cash costs ($/lb. of nickel) - Falcondo		**4.82**	3.88	24%
Cash costs ($/lb. of nickel) - NBU		**3.38**	2.94	15%
Income from operating assets ($ millions)		**148**	194	(24%)

Revenues

For the first quarter of 2006, nickel business revenues of $581 million increased from $535 million in the first quarter of 2005. Nickel sales volumes increased 6% to 29,600 tonnes from 27,800 tonnes in the first quarter of 2005. By-product copper sales volumes of 13,200 tonnes decreased 15% from 15,500 tonnes a year earlier.

Integrated Nickel Operations (INO) sales volumes of refined nickel in the quarter were essentially unchanged at 21,400 tonnes. At Falcondo, ferronickel sales volumes increased by 26% to 8,200 tonnes from 6,500 tonnes in the first quarter of 2005, which reflects the depletion of the inventory build-up that resulted from stainless steel market destocking in the second half of 2005. Cobalt sales of 1,100 tonnes in the quarter increased 22% from the same quarter in 2005. Precious metals revenues increased by $14 million in the first quarter of 2006 compared to the same period in 2005.

Realized nickel prices of $6.84/lb. decreased by 3% in the quarter compared with $7.03/lb. in the corresponding period in 2005. Realized ferronickel prices of $6.63/lb. decreased by 1% from $6.70/lb. in the first quarter of 2005. Realized cobalt prices of $12.41/lb. decreased by 29% in the quarter, compared with $17.44/lb. in the same period in 2005.

Costs

Total operating expenses increased to $433 million from $341 million in the first quarter of 2005. Mining, processing and refining costs increased to $214 million from $170 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations, increases in energy prices and increased sales volumes. The value of purchased raw material feeds increased to $166 million from $142 million in the first quarter of 2005 due to increased purchased material volumes and higher payable copper prices. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.38 in the first quarter of 2006 compared with $2.94 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines, was $2.60. The $0.09/lb., or 4%, increase from 2005 costs was the result of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. These higher costs offset the impact of increased by-product credits that resulted from higher by-product metal prices.

At Falcondo, operating cash cost per pound of ferronickel was $4.82 in 2006 compared with $3.88 in 2005. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from $38.83 per barrel in 2005 to $52.15 per barrel in 2006. Oil is the source of fuel for the electricity plant operated on site and represented 71% of total operating costs at Falcondo during the first quarter of 2006.

Income generated by operating assets

First quarter operating income for the nickel business totaled $148 million, compared to $194 million in the first quarter of 2005. The $46 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and the higher value of purchased raw materials. Depreciation charges increased due to the amortization of the fair value

increment associated with the merger with Noranda. Higher costs offset the beneficial impact of slightly higher sales volumes during the quarter versus the same period a year ago.

Production

Total refined nickel production increased 2% to 28,400 tonnes during the quarter versus 27,900 tonnes during the same period in 2005. Total mined nickel production was 1,000 tonnes lower at 19,500 tonnes.

Sudbury mines production was 4,500 tonnes of nickel and 6,200 tonnes of copper during the first quarter of 2006, compared with 6,100 tonnes of nickel and 6,000 tonnes of copper in the first quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower nickel ore grades. At Raglan, nickel-in-concentrate production in the quarter was 5,300 tonnes and copper production was 1,300 tonnes, compared with 6,000 tonnes of nickel and 1,500 tonnes of copper in 2005. The decrease in Raglan production was due to the impact of lower ore grades. The Montcalm mine produced 2,800 tonnes of nickel and 1,400 tonnes of copper compared to 2,000 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

At the *Sudbury smelter, nickel-in-matte production in* the first quarter of 2006 decreased to 15,800 tonnes from 17,400 tonnes in the same period of 2005, as a result of the treatment of lower concentrate tonnages (due to reduced mine feeds) with lower feed grades.

At the Nikkelverk refinery, nickel production during the quarter was 21,500 tonnes in the first quarter of 2006, essentially unchanged from the same period in 2005.

The Falcondo ferronickel refinery produced 6,900 tonnes of nickel in ferronickel, compared *with 6,500 tonnes in the* first quarter of 2005.

Other Developments

A two-week Sudbury smelter shutdown is planned in May 2006 as part of the Company's ongoing preventative maintenance program.

Zinc Business Unit

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined zinc (MT)	**64,800**	67,100	(3%)
	refined zinc (MT)[1]	**15,400**	16,700	(8%)
	mined lead (MT)	**19,000**	18,900	1%
	refined lead (MT)	**22,400**	21,600	4%
Sales:	contained zinc (MT)[2]	**68,400**	94,800	(28%)
	contained lead (MT)	**29,700**	26,500	12%
Revenues ($ millions)		**199**	119	67%
Realized zinc price ($/lb.)		**1.07**	0.63	70%
Mining, processing and refining costs ($ millions)		**52**	50	4%
Cash costs ($/lb. of zinc)		**0.41**	0.40	3%
Income from operating assets ($ millions)		**64**	6	

[1] 25% of the Noranda Income Fund CEZ refinery zinc production
[2] Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues

Zinc business revenues increased to $199 million, an increase of 67% compared to the $119 million recorded during the *first quarter of 2005. The increased revenue was due to higher prices* realized for zinc and other by-products. The average realized price per pound of zinc during the first quarter was $1.07/lb., an increase of 70% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the first quarter was $0.63/lb., versus $0.49/lb. in the same period last year. Silver LME prices increased to $9.69 per ounce from $6.97 per ounce in the same quarter a year ago.

In the first quarter of 2006, sales volumes of zinc-in-concentrates decreased 28% to 68,400 tonnes from 94,800 tonnes in the first quarter of 2005. Lower zinc sales volumes reflect the buildup of inventory to be shipped to the Noranda Income Fund in the second quarter and the timing of vessel shipments and arrivals. First quarter 2006 lead metal sales increased to 29,700 tonnes from 26,500 tonnes in the same period a year ago.

Costs

Mining, processing and refining costs increased to $52 million from $50 million in the same period last year, while the value of purchased raw materials increased to $76 million from $54 million in the first quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.41 in the first quarter of 2006 from $0.40 for the same period in 2005 due to a stronger Canadian dollar and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Income generated by operating assets

The first quarter 2006 operating income of the zinc business was $64 million, compared with $6 million for the first quarter of 2005. The $58 million improvement resulted primarily from the higher metal prices.

Production

Contained zinc production was 64,800 tonnes in the first quarter of 2006, compared to 67,100 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades and the residual effects of a rock burst which occurred at the Brunswick Mine in November, 2005. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 15,400 tonnes, versus 16,700 tonnes during the first quarter of 2005. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,300 tonnes during the first quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

Lead metal production at the Brunswick smelter was 22,400 tonnes in the first quarter of 2006 compared to 21,600 tonnes in the same period in 2005, due to an unplanned maintenance shutdown during first quarter 2005 which resulted in lower production.

Aluminum Business Unit

	Q1 2006	Q1 2005	Y-O-Y Change (%)
Production: primary (MT)	**62,300**	61,400	1%
Sales: primary (MT)	**56,400**	56,600	–
Shipments: fabricated (MT)	**46,400**	45,600	2%
Revenues ($ millions)	**310**	271	14%
Realized aluminum price ($/lb.)	**1.13**	0.92	23%
Mining, processing and refining costs ($ millions)	**156**	139	12%
Cash costs ($/lb. of aluminum)	**0.67**	0.59	14%
Income from operating assets ($ millions)	**47**	35	34%

Revenues

Aluminum business revenues increased to $310 million, 14% higher than the $271 million recorded during the first quarter of 2005. Third-party sales of primary aluminum were essentially the same at 56,400 tonnes, compared to the first quarter of 2005. First quarter rolled products sales volumes also increased by 2% to 46,400 tonnes compared to 45,600 tonnes the same period a year ago. The realized primary aluminum price increased 23% to $1.13/lb. versus $0.92/lb. in the same period in 2005.

Costs

Aluminum business operating expenses increased 11% to $263 million compared to $236 million during the first quarter of 2005. Mining, processing and refining costs increased to $156 million from $139 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract. These rates compare very favourably with electricity costs

incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $94 million in the first quarter 2006 compared to $85 million the same period last year, due to increased aluminum prices.

The operating cash cost per pound of primary aluminum metal production was $0.67/lb. in the first quarter of 2006, an increase from $0.59/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 7% higher in the first quarter of 2006, compared with the same period in 2005, resulting from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

First quarter 2006 operating income for the aluminum business was $47 million compared with $35 million for the first quarter of 2005. The $12 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

In the first quarter of 2006, primary aluminum production was higher at 62,300 tonnes, compared to 61,400 tonnes in the same period in 2005. For the rolled products operations, shipments were higher at 46,400 tonnes compared with 45,600 tonnes for the first quarter of 2005.

Other Developments

At the Huntingdon rolling mill, the installation and ramp-up of a new hot aluminum caster was completed, two months ahead of schedule. With additional annualized capacity of 33 million pounds, the new caster was running at capacity levels by the end of the first quarter, allowing the rolled products division to take advantage of exceptionally strong end-use markets for aluminum sheet and foil in North America.

PRODUCTION FORECAST

Production		2006 Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined	**475,000**	462,000
	Refined	**635,000**	544,000
Nickel:	Mined	**82,000**	80,000
	Refined	**115,000**	114,000
Zinc:	Mined	**460,000**	454,000
	Refined[1]	**210,000**	182,000
Aluminum	Primary	**250,000**	246,000
	Fabricated	**195,000**	178,000

[1] Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

LABOUR AGREEMENTS

During the quarter, labour agreements were renewed at the Falcondo ferronickel operation in the Dominican Republic, the Horne smelter in Rouyn, Quebec and with supervisory and administrative personnel at the St. Ann bauxite mine in Jamaica. Negotiations at the Brunswick Mine, Brunswick Smelter and Bulk Handling Operations in New Brunswick, as well as at General Smelting in Quebec, are ongoing.

In the second quarter of 2006, the following collective agreements are up for renewal:

- Raglan Mine (Quebec) – April 30
- Lomas Bayas (Chile) – April 30
- Nikkelverk (Norway) – May 31

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi, Chile

The completion of the mill expansion and transfer of mining operations to the Rosario pit was completed in 2005 and since start-up the operating experience has demonstrated the potential to increase the throughput of Collahuasi from the initial design capacity of 110,000 tonnes per day to over 150,000 tonnes per day. The focus of the management team is on the continued optimization of the current facilities through a series of debottlenecking initiatives which will allow for increased production.

Further expansion is also being assessed due to the existing large and growing resource base. Although the current resource base could support further expansion on its own, exploration efforts have also identified a new high grade zone (named "Rosario West"), which is approximately 250 metres south of the Rosario pit. In addition, other geological anomalies have also been identified which could further increase the size of the Rosario West resource, currently estimated to be in excess of 250 million tonnes of 1.5% copper. The strategy is to further define the potential of this new resource which, given its size and high copper grades, could provide the most profitable ore to support a further expansion in copper production.

Antamina, Peru

Adding additional grinding capacity is being assessed with the potential installation of a pebble crushing circuit which would assist in the crushing of ores and increase the overall throughput and production of metal in concentrate. Engineering is currently being completed with a decision to implement expected in 2006.

Lomas Bayas Expansion, Chile

As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and is now complete. Construction of the pilot plant was completed in August 2005 and pilot testing is expected to be completed in August 2006. The results of conceptual studies to optimize the development of Fortuna and integration with Lomas are being assessed. A decision on which alternative to pursue will be made later in 2006.

Kidd Mine D Project, Canada

Work on the shaft bottom and lateral development was completed in the first quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

El Pachón, Argentina

Located in Argentina and situated less than five kilometres from the Chilean border and the Las Pelambres copper mine, El Pachón is a larger copper deposit with measured and indicated resources of 724 million tonnes of copper grading 0.65%. In 2006, work will progress in road re-opening, environmental baseline data collection, and progression of the project towards the feasibility gate. The study has been initiated and selection of an engineering firm is targeted for the beginning of May 2006.

El Morro, Chile

The El Morro deposit is a large copper porphyry with high gold co-product credits with inferred resources of 466 million tonnes 0.61% copper and 0.50 g/t gold. In April 2006, Falconbridge will complete a 30,000-metre drilling program (delineation, in-fill and metallurgical drilling) required to support the work plan to achieve the feasibility stage. Samples for metallurgical test work are being collected and laboratory work has started.

Nickel Projects

Raglan Mine Optimization, Canada

With the first phase complete, focus has shifted to developing the phase II scope. The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated. This phase is targeted to be completed in early 2008.

Nickel Rim, Canada

Vent shaft sinking, which began in February 2005, is now at 1,307 metres and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 672 metres. This project is expected to be completed in 2009, with production starting in 2009.

Koniambo, New Caledonia

Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP. The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel will produce 60,000 tonnes of nickel with start-up expected in 2009/2010.

Kabanga, Tanzania

The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. The scoping study drilling program and engineering studies are now complete and the scoping study documentation was delivered at the end of the first quarter of 2006. The companies continued to upgrade the resource to measured and indicated categories to support the work plan and diamond drilling is ongoing with seven drills in the ground to define and expand the resource. In addition, systematic exploration of the under-explored Kabanga licence have been initiated and select regional targets are being evaluated.

Zinc Projects

Lennard Shelf, Australia

Falconbridge's Board of Directors has approved the restart of the Lennard Shelf mining operations in Australia, in which the Company has a 50% earn-in right. The other 50% is held by Teck Cominco. The operations are presently under care and maintenance. The mine is expected to produce 70,000 to 80,000 tonnes of zinc per year, on a 100%-basis, for four to five years. The estimated capital cost of the restart is A$23 million on a 100% basis, with an additional A$5 million in pre-production costs. First concentrate production is planned for early 2007.

Exploration Update

Brazil

During the quarter, Falconbridge announced a preliminary inferred resource estimate for two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted and diamond drilling continues with six diamond drills. Two deposits are being delineated on the project, the largest at this point being the Serra do Tapa deposit. The second deposit, Vale dos Sonhos, is located 10 kilometres to the southeast.

Of the holes drilled at the deposits to date, 350 contain mineralized intercepts with grades greater than 1% nickel and 186 were below cut-off. Work is in progress to establish a protocol for completing sampling for initial metallurgical test work that will be used to support an economic scoping study. In addition, drilling continues to delineate extensions of the known resources. This work will continue through 2006. Background information with respect to the project can be obtained by referring to the previous press release dated, September 6, 2005.

Market Review

Copper

The LME cash copper prices ranged from a low of $2.06/lb. to a high of $2.51/lb. and averaged $2.24/lb. during the first quarter of 2006, up from an average of $1.95/lb. during the fourth quarter of 2005. LME stocks rose 28,450 tonnes during the first quarter to 120,675 tonnes. The deliveries made into exchange warehouses, primarily driven by the Chinese SRB short covering, failed to put any downward pressure on the copper price.

While North American cathode demand remained solid during the quarter, high volumes of Chilean imports in December and January negatively impacted spot selling opportunities and premiums. Cathode fundamentals improved considerably in March with consumer order books now full until the third quarter. Critically low exchange stocks continue to riddle the market, particularly in Europe where consumers are relying on the spot market for 20% of their 2006 requirements. U.S spot copper metal premiums dipped to $0.035/lb. early in the quarter, but rebounded to the $0.0575-$0.060/lb. level by quarter end. Meanwhile, European premiums have risen to $150-180/mt due to extremely low inventories.

The global supply of copper concentrate has been adversely affected in the first quarter relative to 2005. In 2006, approximately 250kt of copper in concentrate has been lost so far due to supply disruptions as a result of labor disputes, equipment failures and shortages as well as lower grades and mining rates. Presently, spot treatment and refining terms have weakened and are expected to decline below benchmark terms as growth in smelting capacity, particularly in China and India, competes for diminishing availability of concentrates.

China continues to grow as one of the largest consumers of copper and remains heavily dependent on imports. The ongoing expansion of the Chinese domestic smelting and refining industry, combined with favourable terms for scrap and concentrate, reduced the rate of import growth of refined copper to 1.8% year over year in 2005, but increased scrap and concentrate imports by 22% and 40% respectively.

The copper market remains very vulnerable to supply disruptions, rising capital and operating costs as well as labor/material shortages that may hinder the pace of mine development. Currently, a global market deficit of 118,000 tonnes is forecast for 2006. Higher copper prices are expected to persist as positive fundamentals and fund involvement provide a favorable market environment.

Nickel

The LME cash nickel price ranged from a low of $6.13/lb. to a high of $6.96/lb. and averaged $6.72/lb. during the first quarter of 2006. This compares against an average of $6.96/lb. during the first quarter of 2005. The average price increased $0.98/lb. from the previous quarter as positive stainless steel fundamentals resurfaced and fund buying continued to be price supportive. Reflecting the turnaround in stainless steel markets, LME stocks have reversed trend and finished the quarter at 32,100 tonnes down 3,942 tonnes from the end of the fourth quarter of 2005.

As anticipated, the major change is the strong rebound in the stainless steel market from the destocking period which commenced May 2005. This is reflected in the steady rise in stainless steel transactional prices as well as increased order books. In addition, scrap supplies have tightened and are lagging the increase in production levels. China has become a global competitor for stainless steel scrap and is diverting material away from traditional markets. The stainless steel market is expected to grow by 5.9% and the scrap ratio to drop by 0.5% this year. The non-stainless market continues to power along supported by strong demand conditions in the high nickel alloy, plating and battery sectors across all geographical areas.

Nickel supply is forecast to increase 6.1% in 2006, up from 2.3% in 2005 due mostly to new supply coming on stream from Voisey's Bay, Aneka Tambang and Jinchuan. The market still remains susceptible to supply disruptions as a result of pushing capacity utilization rates. Healthy demand is expected across all geographic regions and all market sectors, boosted by the stainless steel scrap tightness. Consequently, in 2006, the nickel market is forecast to be in deficit by 12,000 tonnes. The combination of synchronized world economic growth, constrained supply both on the primary and secondary side and the constant flow of new investment money into commodities bodes well for the near-term nickel market prospects.

Zinc

LME prices rose sharply in the first quarter, as the outlook for a substantial 2006 supply deficit supported continued buying from commodity investment funds. Zinc LME cash prices increased 40% over the quarter to $1.22/lb. by the end of March. The average for the quarter was $1.02/lb versus $0.60/lb. in the same quarter in 2005. LME stocks dropped 112,950 tonnes during the quarter to 280,600 tonnes. Stocks have dropped 290,000 tonnes year-on-year as of the end of March.

Global zinc mine supply continues to fall short of smelting capacity, thereby constraining refined zinc metal output. Refined production, which increased by 0.6% in 2005, is forecast to increase by 5% in 2006 as mines push maximize production in response to high price levels. Metal consumption, which grew by 2.7% in 2005, is forecast to grow by over 4% this year and next on strong industrial growth in China combined with a recovery in steel demand in the USA, Europe and Japan. With supply struggling to catch up to consumption, a zinc metal deficit of more than 400,000 tonnes is expected for 2006.

Zinc concentrate benchmark treatment charge terms for 2006 were reduced by $64/dry tonne compared to 2005 levels. The benchmark was set at $128/dry tonne at a $1400/tonne zinc price basis compared to a $1000/tonne price basis in previous years. Spot treatment charges are well below benchmark, reflecting the global tightness in concentrate supply. Zinc metal premiums in the United States strengthened from $0.05/lb. to $0.08/lb. at the end of the quarter as galvanized steel inventories declined and demand improved.

Aluminum

The LME aluminum cash price averaged $1.07/lb. during the first quarter, up $0.18/lb from the fourth quarter and up $0.21/lb from the same period a year ago. Regional delivery premiums rose half a cent during the quarter to $0.056/lb. as of March 31, 2006 versus $0.051 at the end of December 2005.

LME aluminum warehouse stock levels rose by 134,400 tonnes during the period to 779,200 tonnes at the end of March 2006, but have since declined to around 745,000 tonnes at mid-April. International Aluminum Institute tracked stocks and COMEX warehouse stocks decreased by approximately 62,000 tonnes during the period.

Energy costs continue to put pressure on primary aluminum smelters with approximately 350,000 tonnes of annual production recently shutdown in Europe and the U.S. as a direct result of the smelter's inability to source economical power. Additional capacity is at risk of closure as old power contracts, favorable to the smelter, near the end of their term and cannot be replaced with similar terms. The pressure brought on by escalating power costs should continue to support to the price of aluminum.

Selected Financial Information

Liquidity and Capital Initiatives

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

The Company's committed bank facilities, which expire in 2010, total $780 million. At March 31, 2006, these lines were essentially undrawn.

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $668 million during the first quarter of 2006. Non-cash working capital increased by $322 million during the quarter due to higher accounts receivable and inventory values resulting from higher metal prices. Total liquidity remains strong, with approximately $1.8 billion of cash and undrawn lines at March 31, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 33.3% at the end of the quarter, a reduction of 300 basis points since the end of 2005.

On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge has benefited from high earnings and cashflow generation and will utilize existing cash balances to fund the redemption.

Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $98 million during the first quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments. The major components of the capital investment program are shown in the following table:

Metal	Growth Project	2006 F	2005
Copper	Copper development projects		
	(El Morro, El Pachon, Lomas Bayas)	**$ 50**	$ 4
	Kidd Creek Mine extension	**$ 90**	$ 114
Nickel	Koniambo	**$ 180**	$ 96
	Nickel Rim South	**$ 85**	$ 74
	Nickel development projects (Kabanga, Raglan)	**$ 30**	$ 61
Sustaining capital and other		**$ 315**	$ 388
Total capital investments		**$ 750**	$ 737

(F=Forecast)

Significant Future Obligations

Significant future obligations of Falconbridge and its partially-owned subsidiaries, excluding employee future benefit obligations, are summarized as follows:

(US$ millions)	Total Q1, 2006	Apr. – Dec. 2006	2007	2008	2009	2010	Thereafter
Convertible Debentures and Other Loans	**148**	8	112	23	–	5	–
Senior Debentures	**2,343**	250	–	150	–	–	1,943
Preferred Share Liabilities[(1)] [(2)]	**876**	500	–	126	–	100	150
	3,367	758	112	299	–	105	2,093
Debt of Partially-Owned	**380**	63	85	70	59	51	52
Capital Leases	**16**	1	5	1	1	1	7
Operating Leases and Purchase Commitment	**205**	136	18	13	9	8	21
Total	**3,968**	958	220	383	69	165	2,173

(1) May be redeemed for common shares

(2) $500 million of accelerated maturity due to announced redemption on April 26, 2006.

Off-Balance-Sheet Arrangements

Falconbridge does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Revenue Recognition

Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer.

Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. The Company records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues. As at March 31, 2006, there was $485 million in revenues that was awaiting final pricing.

Transactions with Related Parties

Related party transactions for the first quarter of 2006 and 2005 are summarized as follows:

Quarter ended March 31, 2006 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	121	16	–	72	–
Noranda Income Fund	Trading activity	–	1	10	1	12
Antamina	Trading activity	–	–	80	–	68
Gramercy	Trading Activity	–	–	34	–	11
Collahuasi	Trading Activity	–	–	37	–	22

Quarter ended March 31, 2005 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	53	15	–	36	–
Noranda Income Fund	Trading activity	–	1	7	1	7
Antamina	Trading activity	–	–	50	–	39
Gramercy	Trading activity	–	–	30	–	5
Other Affiliates	Power supply contract	–	–	31	–	–
Collahuasi	Trading activity	–	–	19	–	20

Financial Instruments and Other Instruments

Falconbridge uses financial and other instruments in the following instances:

Foreign Currency Exposure

Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge may hedge up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. As at March 31, 2006, there were no significant outstanding foreign exchange contracts to hedge Canadian denominated costs.

Falconbridge may enter into options, futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity Price Exposure

Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest Rate Management

Falconbridge may enter into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions as at March 31, 2006 is tabled below.

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2006)	325
Maturity (2008) [1]	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value [2]	45

[1] Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at March 31, 2006 was $46 million of which $39 million related to the currency component of the swap and $7 million related to the interest component.
[2] Includes the fair value of $39 million related to the currency component of the cross currency interest rate swap discussed in Note 1 above.

Counterparty Risk

Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national credit rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet its obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

Other

The Corporation has suspended its Dividend Re-Investment Plan as under the terms of the Support Agreement between Inco and Falconbridge the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities), and Common shareholders will continue to receive their dividends in cash.

Shareholder Rights Plan

On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The rights plan will not prevent an offer made to all shareholders for all of their shares.

Shares Outstanding and Declared Dividends

Shares Outstanding (as at April 24, 2006)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares[1]	FAL.LV, FAL	372,385,672
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1[2]	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2[2]	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3[2]	FAL.PR.Z	5,999,903

(1) Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

(2) The Company has given notice that 8,000,000 junior preference shares, series 1(FAL.PR.X), 8,000,000 junior preference shares, series 2 (FAL.PR.Y) and 4,000,000 junior preference shares, series 3 (FAL.PR.Z) will be redeemed on April 26, 2006.

Declared Dividends

The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn$0.12	May 31, 2006	June 15, 2006
Preferred Shares, Series 1	N/A	Cdn$0.02	May 15, 2006	June 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	May 31, 2006	June 12, 2006
		Floating rate	June 30, 2006	July 12, 2006
		Floating rate	July 31, 2006	August 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	May 15, 2006	June 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	May 31, 2006	June 12, 2006
		Floating rate	June 30, 2006	July 12, 2006
		Floating rate	July 31, 2006	August 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	July 15, 2006	August 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	June 15, 2006	June 30, 2006

Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Forward-Looking Information

Certain statements contained in this Management Discussion and Analysis are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of

ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Management Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco\ and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com."

This is the end of the description of the business of Falconbridge as extracted without material amendment from Falconbridge's Management's Discussion and Analysis as of 25 April 2006, as filed with the Canadian Securities Administrators on 1 May 2006.

Financial information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003

Nature of the financial information

On 30 June 2005 Noranda and Former Falconbridge completed their merger transaction, whereby Noranda increased its majority interest in Former Falconbridge. Following the transaction Noranda operates under the name Falconbridge. The financial information presented relates to Falconbridge for the year ended 31 December 2005 and Noranda for the two years ended 31 December 2004 and 31 December 2003 on the basis that Noranda consolidated Former Falconbridge within its accounts for the two years ended 31 December 2004 and 31 December 2003. This financial information therefore provides a consistent record of financial information for the ongoing Falconbridge business.

The financial information presented on pages 335 to 387, relating to the Falconbridge Group, has been extracted without material amendment from the audited financial statements for the year ended 31 December 2005 disclosed in Falconbridge's (formerly Noranda) annual accounts and for the two years ended 31 December 2004 and 31 December 2003 disclosed in Noranda's annual accounts, in each case as filed with the Canadian Securities Administrators (CSA) and CDS INC, a subsidiary of The Canadian Depositary for Securities Limited. The financial statements are prepared in accordance with Canadian GAAP.

Ernst & Young LLP (Canada) has issued audit reports on the financial statements of Falconbridge for the year ended 31 December 2005 and of Noranda for the two years ended 31 December 2004 and 31 December 2003. Each such audit report was unqualified.

All amounts included in the following financial information table are presented in US dollars unless otherwise indicated.

Comparability of financial information

During 2005 Falconbridge changed its accounting policy with respect to the accounting for convertible debentures, preferred shares, Series H and variable interest entities. Within its 2005 accounts Falconbridge retrospectively restated its financial information for the year ended 31 December 2004. Publicly available results for the year ended 31 December 2003 were not available on a restated basis. To aid the comparability of the financial information for the year ended 31 December 2003, the results for the year ended 31 December 2004 as they were reported (ie: prior to the application of the accounting policy change) have also been included.

On 1 June 2004, Noranda changed its accounting policy with respect to the accounting for asset retirement obligations. Within its 2004 annual accounts Noranda retrospectively restated its financial information for the year ended 31 December 2003. The financial information presented for the year ended 31 December 2003 has been extracted from the Noranda 2004 annual accounts.

The impact of these accounting policy changes is further discussed in Note 2 to the financial information.

In respect of notes 13 and 20 below, additional disclosures were provided for the years ended 31 December 2004 and 31 December 2003 (which were not provided for the year ended 31 December 2005) and these have also been included within the financial information presented below.

Historical financial information for the Xstrata Group in this document is presented in US dollars and has been prepared in accordance with IFRS.

UK GAAP (in accordance with which Xstrata previously prepared its financial information) and IFRS differ in certain relevant respects from Canadian GAAP. For a discussion of certain significant differences between UK GAAP and Canadian GAAP as they relate to Falconbridge and between IFRS and Canadian GAAP as they relate to Falconbridge, see paragraph 2.3 of Part IV – "Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group – Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge".

Please note that in the following financial information where Falconbridge is referenced this refers to: Falconbridge (formerly Noranda) for the year ended 31 December 2005; and Noranda for the years ended 31 December 2004 and 31 December 2003.

Consolidated Balance Sheet

(US$ millions)	Notes	As at December 31 2005	2004 Restated (see note 2)	2004 As reported	2003
Assets					
Current assets					
Cash and cash equivalents		886	884	884	501
Short-term investments		–	–	–	129
Accounts receivable	19	1,007	948	931	576
Metals and other inventories		1,708	1,436	1,436	1,179
		3,601	3,268	3,251	2,385
Operating capital assets	7	6,803	4,870	4,870	4,765
Development projects	8	1,707	1,166	1,166	973
Investment and other assets	9	307	324	324	205
		12,418	9,628	9,611	8,328
Liabilities and Shareholders' Equity					
Current liabilities					
Accounts and taxes payable	16 and 19	1,691	1,265	1,248	903
Debt due within one year	10	353	570	570	431
		2,044	1,835	1,818	1,334
Long-term debt	10, 11 and 12	3,474	2,858	2,638	2,893
Future income taxes	16	1,156	304	304	46
Asset retirement obligation, reclamation, pension and other provisions	13	659	595	595	539
Stockholders' interests					
Interests of other shareholders	14	54	1,197	1,197	919
Shareholders' equity	11 and 15	5,031	2,839	3,059	2,597
		12,418	9,628	9,611	8,328

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

(US$ millions – except per share amounts)	Notes	2005	2004 Restated (see note 2)	2004 As reported	2003
		As at December 31			
Revenues	19	8,148	6,764	6,978	4,657
Operating expenses					
Mining, processing and refining costs		2,538	1,976	2,094	1,948
Purchased raw materials		3,235	2,904	3,005	1,822
Depreciation, amortization and accretion		555	493	499	490
		6,328	5,373	5,598	4,260
Income generated by operating assets		1,820	1,391	1,380	397
Interest expense	10	152	120	119	129
Corporate and general administration		80	66	66	58
Research, development and exploration		59	47	47	51
Minority interest in earnings of subsidiaries		155	297	297	88
Income before undernoted		1,374	861	851	71
(Gain) loss net of restructuring costs and other	4	(17)	(84)	(33)	28
Tax expense	16	511	351	333	20
Net income from continuing operations		880	594	551	23
Loss on discontinued operations, net of tax	5	8	73	–	–
Net income		872	521	551	23
Dividends on preferred shares		17	13	20	21
Interest on convertible debentures		–	–	3	3
Net income (loss) attributable to common shares		855	508	528	(1)
Net income per common share – basic					
Continuing operations		$ 2.54	$ 1.96	$ 1.78	–
Discontinued operations		(0.2)	(0.25)	–	–
		$ 2.52	$ 1.71	$ 1.78	–
Net income per common share – diluted					
Continuing operations		$ 2.52	$ 1.94	$ 1.75	–
Discontinued operations		(0.02)	(0.24)	–	–
		$ 2.50	$ 1.70	$ 1.75	–
Basic weighted average number of shares		339,756,276	296,245,753	296,245,753	261,619,375
Diluted weighted average number of shares		346,173,501	303,458,182	303,789,960	261,619,375
Retained earnings (deficit)					
Balance, as previously reported		288	(130)	(130)	24
Change in accounting policy	2	(57)	(38)	–	(27)
Balance, after accounting policy change		231	(168)	(130)	(3)
Net income		872	521	551	23
Dividends					
Common		(133)	(110)	(110)	(121)
Preferred		(17)	(12)	(20)	(21)
Cost of shares repurchased in excess of their stated value	12	(799)	–	–	–
Other		–	–	(3)	(8)
Balance, end of year	11 and 15	154	231	288	(130)

Consolidated Statements of Cash Flows

(US$ millions)	Notes	2005	2004 Restated (see note 2)	2004 As reported	2003
		As at December 31			
Cash realized from (used for):					
Operations:					
Net income		872	521	551	23
Charges (credits) not affecting cash:					
Depreciation and amortization		548	484	484	452
Future taxes		141	212	212	(5)
Minority interest		155	297	297	88
Gain on settlement of contract	4	–	–	(80)	–
Asset impairment	4	–	–	50	–
Foreign exchange, restructuring and other		(66)	(53)	(46)	19
		1,650	1,461	1,468	577
Net change in accounts receivable, inventories and payables		(15)	(277)	(277)	(164)
Cash from operations		1,635	1,184	1,191	413
Investment activities					
Capital investments		(737)	(666)	(666)	(489)
Investments and advances		(27)	105	105	(153)
Proceeds on dispositions	4 and 5	93	6	6	99
Cash used in investment activities		(671)	(555)	(555)	(543)
Financing activities					
Long-term debt, including current portion					
Issued		551	344	344	717
Repaid		(1,394)	(470)	(470)	(807)
Issue of shares – common	15	49	23	23	439
Issue of shares – preferred		–	–	–	198
Redemption of preferred shares	15	–	–	–	(104)
Loan repayment under share purchase plan	15	3	–	–	–
Dividends paid		(150)	(122)	(130)	(92)
Issue of shares – minority shareholders, net		18	15	15	18
Dividends paid to minority shareholders		(39)	(36)	(35)	(31)
		(962)	(246)	(253)	338
Increase in cash and cash equivalents		2	383	383	208
Cash and cash equivalents, beginning of year		884	501	501	293
Cash and cash equivalents, end of year		886	884	884	501

Notes to the Consolidated Financial Statements for the years ended 31 December 2003, 2004 and 2005

1. Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which are in conformity, in all material respects, with United States generally accepted accounting principles, except as described in Note 22. The consolidated financial statements include the accounts of Falconbridge (formerly Noranda prior to the merger transaction on 30 June 2005, see note 3) and all of its subsidiaries and joint ventures (together, "Falconbridge" or "the Company"). Long-term investments in companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of acquired companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Reporting Currency and Translation of Foreign Currencies

Effective July 1, 2003, the United States dollar ("U.S. dollar") was adopted as the unit of measure of Falconbridge's Canadian operations which reflects significant operational exposure to the U.S. dollar and predominantly the U.S. dollar-based asset and investment base of the Company. Concurrent with this change in functional currency, Noranda adopted the U.S. dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles, the Company restated all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the prevailing noon rate in effect at the end of these periods. Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment on the change in functional currency has been credited to the cumulative translation account.

For periods after July 1, 2003, the assets and liabilities of Falconbridge's self-sustaining operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Cumulative exchange gains and losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

Foreign currency balances and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method. Under the temporal method, foreign-denominated monetary assets and liabilities are translated at the exchange rates prevailing at the year end, and revenue and expenses (other than depreciation and amortization) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in the consolidated statement of income (loss). Non-monetary assets and liabilities are translated at historical rates of exchange and depreciation and amortization are translated at the same rates as the assets to which they relate.

Prior to July 1, 2003, Noranda's Canadian operations have been measured in Canadian dollars and consolidated financial statements have been expressed in Canadian dollars. The accounts of self-sustaining foreign operations were translated using the current rate method, under which all assets and liabilities were translated at the exchange rate prevailing at year end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances were not included in the consolidated statements of loss, but deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that were designated as hedges of a net investment in self-sustaining foreign operations were reported in shareholders' equity in the same manner as translation adjustments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value. Cash and cash equivalents of US$886m

(2004 – US$884m; 2003 – US$501m) include US$34m of restricted cash (2004 – US$35m; 2003 – US$33m) to be used for repayment of senior debt of the Antamina project.

Short-term Investments

Investments in corporate commercial paper issues have original maturities between four and nine months and are stated at cost, which approximates market value.

Valuation of Inventories

Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost, where costs are comprised of direct costs and an allocation of production overheads and depreciation of production-related assets. Nickel, aluminum and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis, comprised of direct costs and an allocation of production overheads and depreciation of production-related assets) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average direct acquisition cost and replacement value.

Revenue Recognition

Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer. Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. The Company records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues.

Financial Instruments

Falconbridge enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Falconbridge also enters into interest rate swap agreements that involve the payment of fixed-rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential paid or received on the interest rate swap agreements that qualify for hedge accounting is reflected as an addition to a reduction from interest on the statements of earnings. For those contracts that do not qualify for hedge accounting, or for those which Falconbridge does not seek hedge accounting, the net interest received/paid on those positions is shown as a component of gain, net of restructuring costs and other, together with the change in fair value of those contracts during the period.

Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Falconbridge enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production, or not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Falconbridge also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its non-U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction. Falconbridge uses the critical terms method and regression analysis to assess the hedge effectiveness of interest rate swaps, and uses match-terms and the dollar-offset approach to assess the hedge effectiveness of its foreign exchange contracts.

Falconbridge formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

Falconbridge does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counterparties, and Falconbridge does not anticipate that any counter-party will fail to meet its obligations.

As of January 1, 2004, Falconbridge adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used (see note 2).

Depreciation, Amortization

Depreciation of property, plant and equipment is based on the estimated service lives of the assets (4 to 40 years), calculated primarily on a straight-line basis for metallurgical operations and on a unit-of-production basis for mining operations. Resource properties are depleted and preproduction and mine development expenditures are amortized over a unit-of-production method. Depreciation and amortization under the unit-of-production method is measured as the net book value of the related asset multiplied by the ratio of tonnes milled during the period over proven and probable reserves at the start of the period. Construction in progress will be depreciated once the project is substantially completed.

Asset Retirement Obligations

Effective January 1, 2004, Falconbridge adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110) (see note 2).

In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

The asset retirement obligation and closure costs may change materially based on future changes in operations, costs of reclamation and closure activities, regulatory requirements and the outcome of legal proceedings.

Preproduction Costs

Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit-of-production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

Asset Valuation

The Company assesses long-lived assets, such as operating capital assets, for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

Exploration

Mining exploration expenditures are charged against current earnings unless they relate to properties that have been subjected to sufficient pre-feasibility work that indicates future mine production is reasonably certain. Gains on the sale of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income and Production Taxes

Current taxes are recognized for the estimated income and mining taxes payable for the current year.

Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are

more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest

Interest incurred is charged to earnings, except for interest that can be identified with a major capital expenditure program. Under the policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production.

Employee Future Benefit Plans

The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Falconbridge uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the collective agreements being ratified. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service period of active employees.

Under its defined contribution retirement savings program, Falconbridge makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

When a defined benefit plan gives rise to an accrued benefit asset, Falconbridge recognizes a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the allowance are included in the determination of pension expense.

Stock-based Compensation Plans

The Company has stock-based compensation plans. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation. For the Company's deferred unit plans, a liability is recorded to the extent that the Company's common share price exceeds the notional purchase price of the units. Notional dividends on the units are recorded as a direct charge to retained earnings.

Earnings Per Share

Earnings per share is determined by dividing net earnings, after deducting preferred share dividends by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans.

Diluted earnings per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

The 2004 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.

The 2003 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

2. Changes in Accounting Policies

(a) Convertible Debentures

The principal amount of Falconbridge's outstanding convertible debentures of Cdn$131m (Note 11) due on April 30, 2007 was previously classified as an equity instrument due to the company's ability to settle principal payment by issuance of its shares. In accordance with the amended standard under CICA 3680 – *Financial Instrument – Presentation and Disclosure*, the convertible debenture is a compound financial instrument that contains both a liability element and an equity element and therefore should be bifurcated into separate liability and equity elements. Falconbridge's obligation to make scheduled interest payments in cash and Falconbridge's option to redeem the debentures in a variable number of common shares of the Company constitutes a financial liability. The holder's option to convert the liability into equity of the Company is an equity instrument.

The carrying value of the liability element which represents the present value of the Company's obligations to make future interest payments in cash and to settle the redemption value of the debentures in a variable number of shares is presented as a long-term debt on the consolidated balance sheet. The stated interest payments and accretion expense from adjusting the time value of the principal of the debentures over time using the effective interest method of amortization are recorded as interest expense on the consolidated statement of earnings. The equity component represents the fair value of the holder's conversion option established at the issuance of the debentures and is presented as a component of shareholders' equity. Upon conversion, when the Company settles the obligations in the common shares of the Company, the carrying amount of the equity element and the carrying amount of the liability are transferred to share capital.

The cumulative impact of the adoption of the standard on January 1, 2004 was to decrease retained earnings by US$33m, increase the liability component of convertible debentures by US$82m, decrease equity by US$41m and decrease the cumulative translation adjustment by US$8m. The adoption of this standard resulted in a decrease by US$14m to the previously reported earnings for the year ended December 31, 2004. and a decrease by US$44m to the previously reported retained earning as at December 31, 2004. Further disclosure regarding the convertible debentures is presented in note 11.

(b) Preferred Shares, Series H

The company has Cdn$150m (Note 12) of Cumulative Preferred Shares, Series H, which provide the holders with an entitlement to convert the shares to the Company's common shares after a specified date and were previously reported as equity instruments in accordance with their legal form. The new accounting recommendations under CICA 3860, on presentation of financial instruments, provide that the preferred shares are reclassified as liabilities because their conversion feature represents a fixed obligation to the Company. The dividends paid are reported as interest expense in the consolidated statement of earnings.

The cumulative impact of the adoption of the standard on January 1, 2004 was to decrease retained earnings by US$5m, increase liabilities by US$113m, decrease equity by US$99m, and decrease cumulative translation adjustment by US$9m. Adoption of the new standard reduced previously reported earnings by US$16m for the year ended December 31, 2004 and resulted in a decrease by US$13m to the previously reported retained earnings as at December 31, 2004. Further disclosure regarding the liabilities for the Preferred Shares, Series H, is presented in Note 12.

(c) Variable Interest Entities ("VIEs")

As of January 1, 2005 the Company adopted the recommendations of AcG-15 requiring Falconbridge to identify variable interest entities, in which it has significant variable interest, to determine whether Falconbridge is the primary beneficiary of such entities and, if so, consolidate them. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. The recommendations require the Company to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

The adoption of the recommendations resulted in the Company consolidating a customer securitization vehicle, which was operated as a trust and purchased trade accounts receivable from the Company. The application of the recommendations had no impact on the Company's financial statements on January 1, 2004. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by US$17m and increase current liabilities by US$17m with

no impact on opening retained earnings. In 2005, the receivable purchase agreement between the Company and the trust was terminated and the trust is no longer a VIE of the Company.

(d) Asset Retirement Obligations

Effective January 1, 2004, Falconbridge adopted the new CICA standard for Asset Retirement Obligations (CICA 3110). Previously, Falconbridge expensed costs related to ongoing site restoration programs when incurred, while a provision for future site reclamation and closure costs was charged to earnings over the life of the operations.

In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted. Cash outflows totalling US$1,551m are expected to be incurred over a period extending to 62 years. These cash outflows are discounted using a rate ranging from 5% to 9%. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated.

As a result of this change, the cumulative impact from the adoption of this standard at January 1, 2003 was to decrease retained earnings by US$27m, increase capital assets by US$70m, increase the provision for asset retirement by US$97m, decrease future income taxes by US$5m and increase interest of other shareholders by US$5m. Adoption of the new standard reduced net income by US$11m for the year ended December 31, 2003.

(e) Hedging Relationships

Effective January 1, 2004, Falconbridge adopted the new CICA standard for Hedging Relationships (AcG 13). This standard is applied prospectively without restatement of prior period results. As of January 1, 2004, Falconbridge adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used. On implementation of this standard at January 1, 2004, the Company's partially-owned subsidiary, Falconbridge, recorded a deferred mark-to-market gain of US$27m on its interest rate hedges while recording a long-term receivable and long-term payable of US$67m and US$40m, for those contracts in a gain and loss position, respectively. Amortization of US$7m of this deferred gain was amortized into income during 2004, as a reduction of interest expense. Since the interest rate hedge contracts were not eligible for hedge accounting, the change in fair value on these positions are shown as a component of other income.

Falconbridge recorded a mark-to-market loss of US$1m during 2004 respectively, for those contracts which were not eligible for hedge accounting.

At January 1, 2004, Falconbridge recorded a deferred mark-to-market gain of US$3m, for energy price hedge contracts not eligible for hedge accounting, US$2m of this deferred gain was amortized into income during 2004. In addition, Falconbridge recorded a US$1m mark-to-market gain on those contracts during 2004.

Under the provisions of the new standard, Falconbridge continued to be eligible for hedge accounting on its fixed forward price hedges and on its forward and option contracts used as a currency hedge of Canadian dollars operating costs. Falconbridge did not seek hedge accounting for its contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities and accordingly continues to mark these to market.

3. Business Combination

On June 30, 2005, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was completed by way of an amalgamation (the "Amalgamation") of Noranda Inc. and the former Falconbridge Limited (the "former Falconbridge") and the newly amalgamated company continued under the name Falconbridge Limited. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge was a producer of nickel, copper, cobalt and platinum with mining and metallurgical operations mainly in Canada and South America.

The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding

former Falconbridge common shares. On June 30, 2005 the Company completed the second step of the acquisition of the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock option obligations of the former Falconbridge. The results of operations of the former Falconbridge from January 1, 2005 to May 4, 2005 have been included in the Company's consolidated statement of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition. The Company has not yet finalized the allocation of the purchase price related to this acquisition and it will be refined as information relating to the valuation of operating capital assets and development projects is finalized. The preliminary fair values of the assets and liabilities of the former Falconbridge and the preliminary allocation of the purchase consideration are as follows:

(US$ millions, except share price and number of shares)	2005
Calculation of preliminary allocation of purchase price	
Common shares of the Company issued to the former Falconbridge shareholders	132,840,681
The average closing market price of the Company's shares over the six trading days from March 4 through March 11, 2005 (the purchase offer announcement was March 9, 2005)	19.07
Fair Value of the Company's common stock Issued	2,534
Fair Value of vested options assumed by the Company	6
Direct acquisition costs incurred by the Company	22
Total purchase price	2,562
Preliminary fair value of assets acquired by the Company	
Cash and cash equivalents	353
Accounts receivable	178
Metals and other inventories	308
Operating capital assets	3,154
Development projects	565
Investments and other assets	45
Preliminary fair value of liabilities assumed by the Company	
Accounts and taxes payable	(177)
Debt due within one year	(106)
Long-term debt	(480)
Future Income taxes	(876)
Asset retirement obligation, pension and other provisions	(257)
Interests of other shareholders.	(15)
Preferred shares assumed by the Company	(130)
Net assets purchased	2,562

4. (Gain) Loss Net of Restructuring Costs and Other

(US$ millions)	2005	2004 Restated	2004 As reported	2003
Gain on settlement of alumina contract (Note 6)	–	(80)	(80)	–
Gain on sale of units in Noranda Income Fund	–	–	–	(35)
Gain on sale of investment and other	(19)	(7)	(6)	(3)
American Racing impairment	–	–	50	–
Magnesium closure costs (Note 6)	–	–	–	33
Restructuring costs	2	3	3	33
	(17)	(84)	(33)	28

American Racing Impairment

American Racing is a subsidiary of Noranda that manufactures and distributes aluminum wheels. In 2004, Noranda recorded an impairment loss of US$50m which was applied to the carrying value of the operations in the United States. The impairment loss was determined using a discounted cash flow analysis.

On July 17, 2003, Falconbridge sold its remaining 11,984,900 Priority Units of the Noranda Income Fund for gross proceeds of US$84m. The pre-tax gain on the sale was US$35m. The proceeds were used to repay debt. Falconbridge's participation in the
Fund decreased to 25% following the sale, representing all of the outstanding Ordinary Units of the Fund. Falconbridge's investment is accounted for on an equity basis.

Other Restructuring Costs

In 2003, employee reductions at Horne, Brunswick smelter and Kidd Creek operating sites and restructuring provisions at American Racing were recorded in the amount of US$33m.

5. Discontinued Operations

In June 2005, Falconbridge disposed of a subsidiary that manufactures and distributes aluminum wheels. The subsidiary was sold for proceeds of US$40.5m, amounting to a net gain on sale of US$1m. Included in discontinued operations, net of tax is a loss of US$9m (2004 – US$40m) from operations prior to the sale. In 2004, Falconbridge recorded an impairment loss of US$50m related to the subsidiary determined using a discounted cash flow analysis. The impact from discontinued operations on the consolidated balance sheets and consolidated statements of cash flows has not been separately disclosed, as it is not considered material.

6. Joint Ventures

Falconbridge's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005					
(US$ millions)	Antamina	Collahuasi	Magnesium	Louvicourt	Gramercy	Total
Balance Sheets						
Current assets	341	413	13	3	53	823
Capital assets and other	608	981	280	–	139	2,008
	949	1,394	293	3	192	2,831
Current liabilities	165	146	1	1	35	348
Long-term debt and other	267	636	24	3	52	982
Falconbridge's investment	517	612	268	(1)	105	1,501
	949	1,394	293	3	192	2,831
Statements of Earnings (Loss)						
Sales and other revenues	623	682	–	29	225	1,559
Operating expenses	188	256	–	11	211	666
Income generated by operating assets	435	426	–	18	14	893
Expenses	138	126	5	–	6	275
Minority interest	–	38	–	7	–	45
Falconbridge's share of earnings (loss)	297	262	(5)	11	8	573
Statements of cash Flows						
Cash realized from (used for):						
Operations	417	387	(9)	34	7	836
Investment activities	(22)	(30)	–	2	(12)	(62)
Financing activities	(153)	(94)	(1)	–	–	(248)

6. Joint Ventures (continued)

(US$ millions)	2004					
	Antamina	Collahuasi	Magnesium	Louvicourt	Gramercy	Total
Balance Sheets						
Current assets	223	392	12	18	38	683
Capital assets and other	630	955	272	4	133	1,994
	853	1,347	284	22	171	2,677
Current liabilities	73	179	–	2	18	272
Long-term debt and other	346	628	27	5	56	1,062
Minority interest in subsidiaries	–	222	–	6	–	228
Falconbridge's investment	434	318	257	9	97	1,115
	853	1,347	284	22	171	2,677
Statements of Earnings (Loss)						
Sales and other revenues	351	575	–	47	39	1,012
Expenses	221	319	5	23	38	606
Minority interest	–	105	–	9	–	114
Falconbridge's share of earnings (loss)	130	151	(5)	15	1	292
Statements of Cash Flows						
Cash realized from (used for):						
Operations	196	272	(3)	27	13	505
Investment activities	(15)	(20)	–	–	(5)	(40)
Financing activities	(69)	(66)	(1)	–	–	(136)

(US$ millions)	2003				
	Antamina	Collahuasi	Magnesium	Louvicourt	Total
Balance Sheets					
Current assets	110	143	23	12	288
Capital assets and other	660	923	252	9	1,844
	770	1,066	275	21	2,132
Current liabilities	75	87	6	2	170
Long-term debt and other	346	598	30	2	976
Minority interest in subsidiaries	–	156	–	7	163
Falconbridge's investment	349	225	239	10	823
	770	1,066	275	21	2,132
Statements of Earnings (Loss)					
Sales and other revenues	187	275	–	28	490
Expenses	159	206	34	24	423
Minority interest	–	28	–	1	29
Falconbridge's share of earnings (loss)	28	41	(34)	3	38
Statements of Cash Flows					
Cash realized from (used for):					
Operations	57	95	(28)	13	137
Investment activities	(15)	(114)	(13)	–	(142)
Financing activities	(47)	9	(1)	–	(39)

Falconbridge holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. Falconbridge holds a 44% interest in Compania Minera Dona Ines de Collahuasi S.C.M. ("Collahuasi"), a corporation which owns the mining and water rights and other assets relating to the Collahuasi mine, and which secured financing, conducts the operations and markets the products of the property.

Falconbridge owns an 80% joint-venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec. As a result of depressed global magnesium prices, the Company temporarily shut

down its Magnesium operation in April 2003. Included in restructuring costs in 2003 is a charge of US$33m related to this closure.

The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint-venture interest in the Louvicourt copper/zinc mine in northwestern Quebec which closed in 2005.

In October 2004, the Company assumed a 50% interest in Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana and Kaiser Aluminum's related bauxite assets in Jamaica, in exchange for the settlement of an alumina supply contract and US$11.5m. The Company recorded a gain of US$80m on the settlement of the contract (Note 4). The total consideration of US$91.5m, comprised of cash and the gain on the settlement of the contract, was allocated as US$11.5m to working capital, US$129m to capital assets and US$49m to future income taxes.

7. Operating Capital Assets

	As at 31 December 2005									
	Mines, mining plant and ancillary mining assets		Smelters		Refineries		Other			
(US$ millions)	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Deferred preproduction development and exploration, net	Net book value
Copper	2,021	810	999	651	686	395	1,852	344	448	3,806
Nickel	1,210	737	265	166	400	249	1,165	107	333	2,114
Zinc	433	357	198	145	–	–	3	1	8	139
Aluminium	10	–	745	490	6	–	623	184	1	711
Other	246	223	–	–	–	–	49	45	6	33
Total	3,920	2,127	2,207	1,452	1,092	644	3,692	681	796	6,803

	As at 31 December 2004 (Restated – see note 2)									
	Mines, mining plant and ancillary mining assets		Smelters		Refineries		Other			
(US$ millions)	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Deferred preproduction development and exploration, net	Net book value
Copper	2,224	849	984	477	670	380	612	282	388	2,890
Nickel	1,233	745	256	157	385	234	153	92	279	1,078
Zinc	434	349	195	138	–	–	3	1	14	158
Aluminium	4	–	738	478	2	–	600	164	–	702
Other	347	319	–	–	–	–	129	119	4	42
Total	4,242	2,262	2,173	1,250	1,057	614	1,497	658	685	4,870

	As at 31 December 2004 *(As reported)*					
	Copper	Nickel	Zinc	Aluminium	Other	Total
Property, plant and equipment at cost	4,490	2,027	632	1,344	476	8,969
Accumulated depreciation	(1,988)	(1,228)	(488)	(642)	(438)	(4,784)
	2,502	799	144	702	38	4,185
Deferred preproduction, development and exploration (net)	388	279	14	–	4	685
	2,890	1,078	158	702	42	4,870

	As at 31 December 2003					
(US$ millions)	Copper	Nickel	Zinc	Aluminium	Other	Total
Property, plant and equipment, at cost	4,127	1,941	640	1,195	527	8,430
Accumulated depreciation	(1,793)	(1,132)	(464)	(616)	(442)	(4,447)
	2,334	809	176	579	85	3,983
Deferred preproduction, development and exploration (net)	423	298	58	–	3	782
	2,757	1,107	234	579	88	4,765

In 2005, approximately US$1,966m was allocated to the operating assets as preliminary fair market value increments from the purchase accounting pertaining to the acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own (Note 3). The preliminary fair market value increments are allocated to different business units as other operating capital assets, based on the preliminary allocation of the purchase cost for the acquisition.

8. Development Projects

Development projects consist of brownfield and greenfield projects that are expected to contribute to earnings upon completion of construction and advancement to commercial production.

Major projects in the category are as follows:

(US$ millions)	As at December 31		
	2005	2004	2003
Collahuasi expansion	–	–	207
Kidd Creek – deep expansion	518	404	277
Koniambo – New Caledonia	276	180	123
Nickel Rim South	173	101	5
Magnesium	280	272	252
Other development projects	205	209	109
Preliminary allocation of fair market value increments (Note 3)	255	–	–
	1,707	1,166	973

During 2003, an additional US$370m of capital was invested into the projects. No additional capital was expended in the magnesium operations during 2003. The increase in carrying value attributed to the magnesium operations in 2003 is as a result of capitalization of operating costs during the first quarter of 2003 and the appreciation of the Canadian dollar compared to the U.S. dollar during 2003.

The increase in carrying value attributed to the magnesium operations in 2005 and 2004 is a result of the appreciation of the Canadian dollar compared to the U.S. dollar during 2005 and 2004. The Collahuasi expansion went into commercial production during the third quarter of 2004.

9. Investments and Other Assets

(US$ millions)	As at December 31			
	2005	2004 Restated	2004 As reported	2003
Equity accounted investment – Noranda Income Fund	40	43	43	46
Cost accounted investments	39	33	24	17
Derivative financial instruments	102	120	120	24
Antamina net proceeds interest	21	23	23	23
Debenture discount and issue expenses – net	20	18	18	21
Supplies inventory	19	25	25	16
Deposits and other assets	66	62	71	58
	307	324	324	205

As at 31 December 2005, the fair market value of the cost accounted investments was US$53m (2004 – US$46m)

10. Debt

(US$ millions)	Interest rates	Total 2005	2006	2007	2008	2009	2010	2011 to 2014	After 2014	Total 2004 As restated
		Principal repayment schedule as at December 31, 2005								
Debt of the Company and its wholly-owned subsidiaries:										
Senior debentures (a)	6.22%	2,342	250	–	150	–	–	850	1,092	2,245
Other loans and capital leases (b)	4.93%	74	16	20	24	1	6	7	–	361
Convertible debentures (Note 11)	5.00%	105	–	105	–	–	–	–	–	112
Preferred share liabilities (Note 12)	6.25%	876	–	–	126	–	300	300	150	122
	6.14%	3,397	266	125	300	1	306	1,157	1,242	2,840
Debt of joint ventures (c)	6.30%	430	87	87	87	87	40	42	–	588
Total	6.17%	3,827	353	212	387	88	346	1,199	1,242	3,428
Debt due within one year		353								570
Long-term debt		3,474								2,858

(1) weighted average interest rates after swap contracts, as at December 31, 2005.

(a) Senior debentures of US$2,342m (2004 – US$2,245m) are direct unsecured obligations of the Company.

On June 8, 2005 Falconbridge issued US$250m of 12-year notes and US$250m of 30-year notes under the Company's base shelf prospectus. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

(b) Other loans and capital leases include borrowings under demand lines and unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next five years. At December 31, 2005, Falconbridge had utilized US$nil (2004 – US$246m) from its total committed lines of US$780m (2004 – US$1,112m).

The Company has an uncommitted letter of credit facility of US$20m and Cdn$85m (2004 – US$21m). Letters of credit of US$46m (2004 – US$17m) were outstanding under this facility at December 31, 2005.

(c) Debt of joint ventures includes US$188m, Falconbridge's 33.75% share of the US$557m of borrowings under Antamina's original US$1,320m senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have maturity dates ranging from less than one year to five years. With the exception of US$228m, all of these facilities are insured for political risks or are otherwise guaranteed for political risk by multilateral, national or private sector institutions. Falconbridge's guarantee of Antamina's debt was removed during 2003 as the completion tests were met.

(d) After taking into account current interest rates and credit spreads, the fair value of the Company's debt, excluding the debt of joint ventures, at December 31, 2005 was greater than book value by US$129m (2004 – US$206m).

(e) Interest rate swap agreements of US$1,250m (2004 – US$1,050m) have been entered into by the Company, whereby fixed rates of interest are received and floating rates are paid for terms up to 9.5 years. In addition, interest rate swap agreements of US$250m (2004 – US$550m) have been entered into by the Company, whereby fixed rates of interest are paid and floating rates are received for a period up to 6.5 years. As at December 31, 2005, the estimated aggregate fair value of the interest rate swap agreements of the Company had a mark-to-market gain of US$7m (2004 – US$41m).

The Company has entered into several cross-currency interest rate swap transactions whereby rates of interest on debentures in the amount of US$111m (2004 – US$111m) are swapped to floating rates of interest and US$25m (2004 –

US$25m) are swapped to fixed rates of interest for terms of three years. At December 31, 2005, the mark-to-market value of these positions was a gain of US$47m (2004 – US$45m).

Principal repayment schedule as at December 31, 2004 (As reported)

(US$ millions)	Interest rates[1]	Total 2004	2005	2006	2007	2008	2009	2010 to 2013	After 2013	Total 2003
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	3.57%	302	75	2	215	1	1	5	3	55
Senior debentures	5.73%	1,150	200	–	–	–	–	600	350	1,450
Liability element of convertible debentures (Note 11)	5.00%	13	–	–	13	–	–	–	–	18
	5.28%	1,465	275	2	228	1	1	605	353	1,523
Debt of partially-owned subsidiaries and joint ventures	5.02%	1,743	295	353	103	256	83	395	258	1,801
Total	5.14%	3,208	570	355	331	257	84	1,000	611	3,324
Debt due within one year		570								431
Long-term debt		2,638								2,893

[1] weighted average interest rates after swap contracts, as at December 31, 2004.

Principal repayment schedule as at December 31, 2003

(US$ millions)	Interest rates[1]	Total 2003	2004	2005	2006	2007	2008	2009 to 2012	After 2012	Total 2002
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	4.00%	55	13	3	1	28	2	4	4	330
Senior debentures	4.83%	1,450	300	200	–	–	–	600	350	1,300
Liability element of convertible debentures (Note 11)	5.00%	18	–	–	–	18	–	–	–	18
	4.80%	1,523	313	203	1	46	2	604	354	1,648
Debt of partially-owned subsidiaries and joint ventures	4.44%	1,801	118	330	346	96	217	436	258	1,701
Total	4.61%	3,324	431	533	347	142	219	1,040	612	3,349
Debt due within one year		431								335
Long-term debt		2,893								3,014

(a) Notes payable and revolving term loans include borrowings under unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next three years. At December 31, 2004, Noranda had utilized US$246m (including US$18m by Falconbridge, excluding Collahuasi) from its total committed lines of US$1,112m (including US$475m for Falconbridge, excluding Collahuasi). At December 31, 2003, Noranda had utilized $68m (including US$32m by Falconbridge, excluding Collahuasi) from its total committed lines of US$1,132m (including US$405m for Falconbridge, excluding Collahuasi).

Senior debentures of US$1,150m (2003 – US$1,450m) are direct unsecured obligations of the Company.

(b) On May 28, 2003, Noranda's partially-owned subsidiary Falconbridge issued US$250m 5.375% fixed-rate debentures maturing on June 1, 2015. The proceeds from this offering were used to repay debt outstanding under its commercial paper program, to fund planned expenditures and for other general corporate purposes.

On September 24, 2003, Noranda issued US$350m 6% fixed-rate debentures maturing October 15, 2015. The proceeds from this offering were invested in short-term investments and used for other general corporate purposes

(c) Debt of partially-owned subsidiaries and joint ventures includes US$305m (2003 – US$374m), Noranda's 33.75% share of the US$905m of borrowings under Antamina's US$1,320m senior credit facilities. These facilities, provided by a

consortium of international banks and national import/export credit agencies, have maturity dates ranging from 3.5 to 7.5 years. With the exception of US$118m, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. Noranda's guarantee of this facility was removed during 2003 as the completion tests were met. Prior to meeting the completion tests, the average interest rate, inclusive of political risk insurance premiums and guarantee fees, ranges from LIBOR +2.4% to approximately LIBOR +4.1%.

(d) After taking into account current interest rates and credit spreads, the fair value of the debt of the Company at December 31, 2004 was greater than book value by US$112m (2003 – US$120m), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by US$70m (2003 – US$94m).

(e) Interest rate swap agreements of US$650m (2003 – US$650m) have been entered into by the Company, and US$400m (2003 – US$400m) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to 10.5 years. In addition, interest rate swap agreements of US$550m (2003 – US$561m) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to 7.5 years. As at December 31, 2004, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market gain of US$20m and US$21m respectively (2003 – US$14m and US$24m, respectively).

The Company's partially-owned subsidiary Falconbridge has entered into several cross-currency interest rate swap transactions whereby rates of interest on debentures in the amount of US$86m (2003 – US$86m) are swapped to floating and US$25m (2003 – US$25m) are swapped to fixed rates of interest for terms of four years. At December 31, 2004, the mark-to-market value of these positions was a gain of US$45m (2003 – US$31m).

At December 31, 2002, the Company recorded a deferred gain of US$21m on the closure of Cdn$400m interest rate swap agreements. The Company recognized into income US$4m during 2004 (2003 – US$17m).

Interest, net (US$ millions)	2005	2004 (Restated – see note 2)	2004 (As reported)	2003
Interest on long-term debt	234	164	163	158
Interest on short-term debt	17	16	16	5
Interest income	(46)	(24)	(24)	(14)
	205	156	155	149
Capitalized interest	(53)	(36)	(36)	(20)
	152	120	119	129

11. Convertible Debentures

The Cdn$131m (2004 – Cdn$150m) adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, and of 1% plus the percentage that two times the common share dividend paid in the previous six months is of the conversion price. The debentures are convertible at the holder's option into common shares of the Company at a conversion price of Cdn$27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company.

The Company's convertible debentures contain both debt and equity components (Note 2). At December 31, 2005, the liability component amounted to US$105m (2004 – US$112m) (Note 10). The equity component representing the fair value of the holders' option to convert the debentures into the common shares of the Company was classified as a component of shareholders' equity and amounted to US$37m at December 31, 2005 (2004 – US$42m) (Note 15).

During 2005, debentures with face value of Cdn$19m were converted to the common shares of Falconbridge by the holders (Note 15). Upon conversion, the carrying value of the related liability and the fair value of the holders' option for the converted debentures were reclassified from liability and shareholders' equity respectively to share capital.

12. Preferred Shares Liabilities

(US$ millions)	2005	2004
Junior Preference Shares, Series 1	300	–
Junior Preference Shares, Series 2	300	–
Junior Preference Shares, Series 3	150	–
Preference Shares, Series H	126	122
	876	122

Junior Preference Shares

On May 4, 2005, 63.4 million common shares of the Company were repurchased in exchange for 50 million of three series of junior preference shares with a fair value of US$1,250m. These preference shares are accounted for as liabilities since Falconbridge has to redeem these shares by a specific date in the future and this mandatory redeemable feature represents a fixed obligation to Falconbridge. These preference shares were measured at their fair value, being the closing quoted market price on their first trading day of May 5, 2005. These preference shares rank junior to all other preferred shares of Falconbridge with respect to priority in the payment of dividends and the distribution of assets of Falconbridge in the event of any liquidation, dissolution or winding-up of Falconbridge.

On August 11, 2005, the Company redeemed a total of US$500m of 20 million outstanding junior preference shares. The Company redeemed 8 million Junior Preference Shares, Series 1, 8 million Junior Preference Shares, Series 2, and 4 million Junior Preference Shares, Series 3. Each junior preference share was redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from July 1, 2005 to August 10, 2005. Included in interest expense on the consolidated statement of income and retained earnings was US$5m paid as premium on early redemption of the preference shares. The details of each series of the junior preference shares are as follows:

(a) Junior Preference Shares, Series 1

As at December 31, 2005, the Company had 11,999,899 of Junior Preference Shares Series 1 outstanding. The holders of Junior Preference Shares, Series 1 are entitled to receive dividends in the amount of US$1.50 per share, per annum, payable quarterly.

The Junior Preference Shares, Series 1 are redeemable by the Company at any time, on or before June 28, 2008 at US$25.25 per share, and thereafter at US$25.00 per share, and must be redeemed by the Company on May 6, 2010 at US$25.00 per share. On its Final Redemption Date, the Junior Preference Shares, Series 1 are convertible, in whole or in part, at the option of the Company, into that number of freely tradable common shares determined by dividing the aggregate of US$25.00, by the greater of US$2.00 and 90% of the U.S. dollar equivalents of the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

(b) Junior Preference Shares, Series 2

As at December 31, 2005, the Company had 11,999,899 of Junior Preference Shares Series 2 outstanding. The holders of Junior Preference Shares, Series 2 are entitled to receive dividends in the amount of US$1.5625 per share, per annum, payable quarterly. From June 30, 2010 until June 30, 2012, holders of Junior Preference Shares Series 2 will be entitled to receive fixed preferential cumulative dividends at a rate per annum equal to the greater of (i) 6.25% and (ii) a rate equal to the seven year U.S. treasury bond yield at the commencement of such subsequent fixed-rate period plus 2.05%.

The Junior Preference Shares Series 2 are redeemable by the Company at any time, on or before June 30, 2010 at US$25.25 per share, and thereafter until June 29, 2012 at US$25.00 per share, and must be redeemed by the Company on June 30, 2012 at US$25.00 per share. On its Final Redemption Date, the Junior Preference Shares Series 2 are convertible, in whole or in part, at the option of the Company, into that number of freely tradable common shares determined by dividing the aggregate of US$25.00 by the greater of US$2.00 and 90% of the U.S. dollar equivalents of

the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

(c) Junior Preference Shares, Series 3

As at December 31, 2005, the Company had 5,999,903 of Junior Preference Shares Series 3 outstanding. The holders of Junior Preference Shares Series 3 are entitled to receive dividends in the amount of US$1.625 per share, per annum, payable quarterly. From June 30, 2010 until June 30, 2012 and for each succeeding two-year subsequent fixed-rate period until June 30, 2015, holders of Junior Preference Shares Series 3 will be entitled to receive fixed preferential cumulative dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to the ten-year U.S. treasury bond yield at the commencement of such subsequent fixed-rate period plus 2.35%. Dividends may be paid in cash or in a number of common shares determined by dividing the declared dividend amount by 95% of the U.S. dollar equivalent of the volume weighted average trading price of the common shares on the TSX for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for payment of the dividend.

The Junior Preference Shares Series 3 are redeemable by the Company at any time, on or before June 30, 2013 at US$25.25 per share, and thereafter until June 29, 2015 at US$25.00 per share, and must be redeemed by the Company on June 30, 2015 at US$25.00 per share. On its Final Redemption Date, the Junior Preference Shares Series 3 are convertible, in whole or in part, at the option of the Company, into that number of freely tradable common shares determined by dividing the aggregate of US$25.00 by the greater of US$2.00 and 90% of the U.S. dollar equivalents of the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

Preferred Shares Series H

At December 31, 2005, there were 6,000,000 (2004 – 6,000,000) Series H Preferred Shares outstanding. These preferred shares are presented as liabilities since their conversion feature represents a fixed obligation to Falconbridge (Note 2). Holders of the Series H Preferred Shares are entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Company's Board of Directors, at a rate of Cdn$1.625 per share per annum, payable quarterly, in equal instalments of Cdn$0.40625 per share, on the last day of March, June, September and December of each year.

On and after March 31, 2008, the Company may, at its option (i) redeem the outstanding Series H Preferred Shares in whole at any time or in part from time to time, by the payment of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption; or (ii) subject, if required, to stock exchange approvals, convert the outstanding Series H Preferred Shares into Falconbridge common shares. The number of common shares into which each Series H Preferred share may be so converted will be determined by dividing the redemption price per Series H Preferred Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time.

On or after June 30, 2008, each Series H Preferred Share will be convertible at the option of the holder on the last day of March, June, September and December in each year into that number of Falconbridge common shares determined by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time. If a holder of Series H Preferred Shares elects to convert any of those shares into Falconbridge common shares, the Company may, on not less than 20 days notice prior to the conversion date, elect to redeem those Series H Preferred Shares for Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion or arrange for the sale of those shares to substitute purchasers at such price.

13. Asset Retirement Obligation, Pension and Other Provisions

	As at December 31		
(US$ millions)	2005	2004	2003
Asset retirement obligation (a)	424	436	412
Employee future benefits costs (assets) liability (Note 20)	102	(12)	42
Other provisions	133	171	85
	659	595	539

(US$ millions)	As at December 31, 2004 (As reported) Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	As at December 31, 2003 Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Asset retirement obligation	273	163	436	271	141	412
Pension, benefits and other provisions	(56)	215	159	(64)	191	127
	217	378	595	207	332	539

(a) The business conducted by Falconbridge has been, and may in the future be, affected by changes in environmental legislation and other requirements including those related to asset retirement obligations and progressive site restoration costs. As Falconbridge operates in many countries, both the likelihood of changes in legislation and its impact upon Falconbridge are not predictable. Falconbridge's policy is to meet and, if possible, surpass standards set by relevant legislation, through the application of innovative and technically proven economical measures in advance of prescribed deadlines. Falconbridge incurs substantial removal and site restoration costs on an ongoing basis, which, it believes, will mitigate future removal and site restoration costs. A long-term obligation, equal to the fair value of the legal obligation for asset retirement is recorded based on an annual assessment of projected asset retirement and progressive reclamation costs. The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted.

Falconbridge uses discount rates ranging from 5.0% to 8.0%. As of December 31, 2005, undiscounted cash outflows approximating US$1,542m are expected to occur over a period exceeding 50 years. In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

(US$ millions)	Year ended December 31 2005	2004	2003
Asset retirement obligation, beginning of period	(436)	(412)	(334)
Liabilities incurred	–	(5)	(18)
Liabilities settled	62	36	29
Gain on settlement of liabilities	2	5	–
Accretion expense	(37)	(24)	(27)
Revision in estimated cash flows	(4)	(9)	–
Foreign exchange	(11)	(27)	(62)
Asset retirement obligation, end of period	(424)	(436)	(412)

14. Interests of Other Shareholders

(US$ millions)	As at December 31 2005	2004	2003
Preferred shares of subsidiaries	–	130	130
Common equity interests	54	1,067	789
	54	1,197	919

On June 30, 2005, the Company completed the acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own (Note 3). The preferred shares of the former Falconbridge were assumed by the Company upon acquisition.

15. Shareholders' Equity

Capital Stock
Authorized:

Preferred shares, an unlimited number
Common shares, an unlimited number
Participating shares, an unlimited number

	As at December 31			
	2005	2004	2004	2003
(US$ millions)		Restated (see note 2)	As reported	
Issued:				
Preferred shares Series F	59	59	59	59
Preferred shares Series G	137	137	137	137
Preferred shares Series H	–	–	99	99
Preferred shares Series 1 (Note 3)	1	–	–	–
Preferred shares Series 2 (Note 3)	78	–	–	–
Preferred shares Series 3 (Note 3)	51	–	–	–
Equity element of convertible debentures (Note 11)	37	42	89	84
Common shares	4,264	2,107	2,107	2,084
Stock option valuation	10	3	3	3
	4,637	2,348	2,494	2,466
Retained earnings (deficit)	154	231	288	(130)
Currency translation adjustment	240	263	280	264
	5,031	2,842	3,062	2,600
Share purchase plan	–	(3)	(3)	(3)
	5,031	2,839	3,059	2,597

Preferred Shares Series F
The Company had 3,246,057 (2004 – 3,246,057; 2003 – 3,246,057) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2005.

Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is +/–4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares, Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter. On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at Cdn$25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G
The Company had 8,753,943 (2004 – 8,753,943; 2003 – 8,753,943) Series G Preferred Shares outstanding at December 31, 2004. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum. On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at Cdn$25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Preferred Shares Series H

The Company completed a public offering of Cumulative Preferred Shares, Series H for aggregate gross proceeds of Cdn$150m on March 25, 2003. At December 31, 2004, there were 6,000,000 (2003 – 6,000,000) Series H Preferred Shares outstanding.

Holders of the Series H Preferred Shares are entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Company's Board of Directors, at a rate of Cdn$1.625 per share per annum, payable quarterly, in equal instalments of Cdn$0.40625 per share, on the last day of March, June, September and December of each year.

On and after March 31, 2008, the Company may, at its option (i) redeem the outstanding Series H Preferred Shares in whole at any time or in part from time to time, by the payment of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption; or (ii) subject, if required, to stock exchange approvals, convert the outstanding Series H Preferred Shares into Falconbridge common shares. The number of common shares into which each Series H Preferred Share may be so converted will be determined by dividing the redemption price per Series H Preferred Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time.

On or after June 30, 2008, each Series H Preferred Share will be convertible at the option of the holder on the last day of March, June, September and December in each year into that number of Falconbridge common shares determined by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time. If a holder of Series H Preferred Shares elects to convert any of those shares into Falconbridge common shares, the Company may, on not less than 20 days notice prior to the conversion date, elect to redeem those Series H Preferred Shares for Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion or arrange for the sale of those shares to substitute purchasers at such price.

Preferred Shares Series I

The Company completed a private placement of 6,000,000 Cumulative Preferred Shares, Series I to Brascan Corporation for aggregate gross proceeds of Cdn$150m on April 25, 2003. On August 18, 2003, the Company redeemed all Series I Preferred Shares with a portion of the net proceeds it received from the issuance of the 24,800,000 common shares issued on August 11, 2003. As a result of this redemption, a foreign exchange loss of US$5m was recorded in retained earnings.

Preferred Shares Series 1

On March 7, 1997, the Company issued 8,000,000 Units, at a price of Cdn$10.00 per Unit, with each Unit consisting of one Cumulative Preferred Share Series 1 (the "Preferred Share Series 1") and one Cumulative Preferred Share Series 2 Purchase Warrant (the "Warrant"). Since September 1, 1998, the quarterly cash dividend on Preferred Share Series 1 has been Cdn$0.02 per share. The holders of the Units had the right to acquire on certain dates, for each Unit held, one Cumulative Preferred Share Series 2 (the "Preferred Share Series 2") of the Company by the combined effect of tendering for conversion one Preferred Share Series 1 and the exercise of one Warrant together with the cash payment of Cdn$15.00 per Warrant. A total of 7,910,165 warrants have been converted into Preferred Shares Series 2. The remaining unexercised warrants cannot be exercised.

Preferred Shares Series 2

Until March 1, 2004, holders of the Preferred Shares Series 2 were entitled to fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, which accrued from the date of issue and were payable quarterly in the amount of Cdn$0.3672 per share of Cdn$1.4688 per share per annum. From March 1, 2004, the Preferred Share Series 2 are entitled to floating adjustable cumulative preferential cash dividends as and when declared by the Board of Directors.

Holders of Preferred Share Series 2 had the right to convert their shares into Cumulative Preferred Share Series 3 (the "Preferred Share Series 3") of the Company, subject to certain conditions, on March 1, 2004, and will continue to have the right every five years thereafter. On March 1, 2004, the Company had the right to redeem for cash the Preferred Share Series 2, in whole but not in part, at the Company's option, at Cdn$25.00 per share plus accrued and unpaid dividends. Subsequent to March 1, 2004, the Company has the right to redeem at any time for cash the Preferred Share Series 2, in whole but not in part, at the Company's option, at Cdn$25.50 per share plus accrued and unpaid dividends. Effective March 1, 2004, the Preferred Share Series 2 shares pay a monthly adjustable floating dividend based on a percentage of the Canadian prime rate. A total of 3,122,882 units have been converted into Preferred Share Series 3.

Preferred Shares Series 3

Holders of Preferred Share Series 3 are entitled to fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, which accrue from March 1, 2004. The dividends are payable quarterly on the first day of March, June, September, and December in the amount of Cdn$0.2863 per share of Cdn$1.1452 per share per annum until March 1, 2009. The Preferred Share Series 3 are not redeemable prior to March 1, 2009. The Preferred Share Series 3 will be redeemable on March 1, 2009 and on March 1 every fifth year thereafter, in whole but not in part, at the Company's option, at Cdn$25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of Preferred Share Series 3, upon giving notice, will have the right to convert on March 1, 2009, and on March 1 in every fifth year thereafter, their shares into an equal number of Preferred Share Series 2, subject to the automatic conversion provisions.

Common Share Issue

On August 12, 2003, the Company completed a public issue of 48,520,000 common shares at a price of Cdn$12.65 for net proceeds of Cdn$601m. Brascan Corporation subscribed for 20,000,000 shares from this issue.

Non-voting Participating Shares

The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions

(US$ millions)	Shares (000)	Amount
Common shares, December 31, 2002	241,289	1,595
Issues of common shares	48,520	434
Issues on exercise of stock options	373	5
Issued under dividend re-investment	5,046	50
Common shares, December 31, 2003	295,228	2,084
Issues on exercise of stock options	1,704	22
Issued under dividend re-investment	38	1
Common shares, December 31, 2004	296,970	2,107
Issued upon Amalgamation	132,841	2,534
Repurchased by issuance of junior preferred shares (Note 12)	(63,377)	(451)
Issues on exercise of stock options	3,486	52
Issued upon conversion of debentures (Note 11)	703	21
Issued under dividend re-investment	65	1
Common shares, December 31, 2005	370,688	4,264

Earnings Per Share

During 2005, earnings per share is determined by dividing net income, after deducting preferred share dividends of US$17m (2004 – US$13m), by the weighted average number of common shares outstanding of 339,756,276 (2004 – 296,245,753) during the year, excluding shares securing employee share purchase loans.

For 2004 as reported and 2003, earnings per share is determined by dividing net income, after deducting preferred share dividends of US$20m (2003 – US$21m) and the equity portion of the convertible debenture interest of US$3m (2003 –

US$3m), by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans of 296,245,753 (2003 – 261,618,375).

Diluted earnings per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

During 2005, diluted earnings per share is determined by dividing net income attributable to common shares, after adding the dilutive effect of convertible debentures of US$8m (2004 – US$7m), by the diluted weighted average number of shares of 346,173,501 (2004 – 303,458,182).

For 2004 as reported and 2003, diluted earnings per share is determined by dividing net income (loss) attributable to common shares, after adding the dilutive effect of convertible debentures of US$3m (2003 – US$nil), by the diluted weighted average number of shares 303,789,960 (2003 – 261,618,375).

Share Purchase Plan

In 1998, 2001 and 2002, loans were issued to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in ten years, and were secured by a pledge of 331,950 common shares at December 31, 2004 (2003 – 331,950). Loans receivable at December 31, 2004 of US$3m (2003 – US$3m) were recorded as a reduction of shareholders' equity. The loans were repaid in full in 2005 and the repayment was accounted for as a corresponding increase in shareholders' equity.

Stock Options

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options generally have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted from January 1, 2000 to February 28, 2002 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of certain unvested options outstanding on that date will immediately vest and be exercisable.

During 2005, three stock option series totaling 1,301,197 options (2004 – 882,000; 2003 – 1,422,500) at a weighted-average price of Cdn$23.32 (2004 – Cdn$20.42; 2003 – Cdn$14.45) were granted. The compensation expense associated with these stock options series was calculated using the Black-Scholes valuation model assuming the following weighted-average parameters; 10-year term (2003 – 8-year term), 25% volatility, expected dividend of 2.41% annually (2004 – 1.86% annually; 2003 – 5.35% annually) and an interest rate of 4.00% (2004 – 4.33%; 2003 – 4.89%). The stock option value is charged against net income over its vesting period.

On June 30, 2005, the Company assumed the stock option obligations of the former Falconbridge upon acquisition of the former Falconbridge (Note 3). The stock options retained their original attributes with the exception that the number of stock options increased by a ratio of 1.77 and the exercise prices decreased by a ratio of 1.77 to reflect the acquisition price of one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The fair value of the unvested stock options as at June 30, 2005 amounted to US$17m. The value of the stock options was calculated using the Black Scholes valuation model, using the following weighted average assumptions: a seven-year exected life, 26% volatility, an expected dividend of 2.34% and an interest rate of 3.58%. The value is being charged against net income over the vesting periods of the stock options.

Corporate and general administration expenses in 2005 include compensation costs of US$6m (2004 – US$4m; 2003 – US$3m) relating to outstanding options granted since January 1, 2002.

A summary of the status of the stock option plan and changes during the years is presented below:

(Cdn$)	2005 Options (000)	2005 Weighted-average exercise price (Cdn$)	2004 Restated – see note 2 Options (000)	2004 Restated – see note 2 Weighted-average exercise price (Cdn$)	2004 As reported Options (000)	2004 As reported Weighted-average exercise price (Cdn$)	2003 Options (000)	2003 Weighted-average exercise price (Cdn$)
Outstanding, beginning of year	7,416	16.75	9,584	16.35	9,584	16.35	8,591	16.65
Options assumed upon Amalgamation (Note 3)	3,049	12.91	–	–	–	–	–	–
Granted	1,301	23.32	882	20.42	882	20.42	1,422	14.45
Exercised	(3,486)	16.23	(1,704)	16.24	(1,704)	16.47	(373)	15.92
Cancelled	(738)	15.77	(1,346)	16.64	(1,346)	16.64	(56)	16.85
Outstanding, end of year	7,542	17.37	7,416	16.75	7,416	16.75	9,584	16.35

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable	
Range of exercise prices (Cdn$)	Number (000) outstanding at December 31, 2005	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Number (000) exercisable at December 31, 2005	Weighted-average exercise price (Cdn$)
$ 8.85 to $12.85	1,227	6.7	$9.46	253	$9.56
$13.82 to $15.00	723	7.0	13.87	158	14.05
$15.05 to $19.16	2,860	5.7	16.38	1,981	12.46
$19.29 to $26.91	2,732	8.7	22.87	161	21.42
	7,542	7.1	$17.37	2,553	$12.84

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options exercisable	
(Cdn$) Range of exercise prices	Number (000) outstanding at December 31, 2004	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Number (000) exercisable at December 31, 2004	Weighted-average exercise price (Cdn$)
$12.67 to $17.88	5,537	7.2	$15.50	3,539	$15.95
$18.00 to $19.29	640	5.8	18.73	460	19.01
$20.37 to $24.17	1,239	7.8	21.31	388	23.27
	7,416	7.2	$16.75	4,387	$16.92

The following table summarizes information about stock options outstanding at December 31 2003:

	Options Outstanding			Options exercisable	
(Cdn$) Range of exercise prices	Number (000) outstanding at December 31, 2003	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Number (000) exercisable at December 31, 2003	Weighted-average exercise price (Cdn$)
$12.67 to $17.88	8,162	8.0	$15.63	3,719	$16.03
$18.00 to $19.29	914	6.2	18.86	687	19.14
$23.26 to $24.17	508	4.0	23.27	508	23.27
	9,584	7.6	$16.35	4,914	$17.21

Director Deferred Stock Unit Plan

Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

As of December 31, 2005 the total DSUs held by participating directors was 105,336 (2004 – 61,351; 2003 – 44,108), the accrual in respect of which is not significant at December 31, 2005, 2004 and 2003.

Management Deferred Share Unit Plan (MDSUP)

Management deferred share units ("Units") may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash bonus awards. The annual bonus awards would be converted to Units based on a rate set on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the H.R. Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP.

An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Company, on the same basis as if the dividends were reinvested pursuant to the Company's dividend reinvestment plan. The Units will vest over a five-year period and participants will only be allowed to redeem the Units upon cessation of employment.

The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Falconbridge common shares at the time of cessation of employment with the Company.

As of December 31, 2005, a total of 93,866 Units were held by executives of the Company (2004 – 44,274; 2003 – 33,666), the accrual in respect of which is not significant at December 31, 2005, 2004 and 2003.

Dividend Reinvestment Plan

Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2005, 64,642 (2004 – 37,910; 2003 – 5,046,641) common shares were issued under the dividend reinvestment plan. The dividend reinvestment plan was indefinitely suspended on October 20, 2005 according to the terms of the Inco and Falconbridge support agreement related to the Inco offer to purchase Falconbridge common shares.

16. Income and Production Taxes

The provision for income and production taxes differs from the amount that would have resulted by applying statutory income tax rates to earnings as described below.

(US$ millions)	2005	2004 Restated (see note 2)	2004 As reported	2003
Income before the following:				
Income and production taxes and minority interest	1,546	1,242	1,181	131
Provision based on combined federal and composite provincial tax rate of 33.2% (2004 – 37.6%) (2003 – 38.6%)	513	467	444	51
Increase (decrease) in taxes resulting from:				
Resource and depletion allowances	(32)	(26)	(26)	(6)
Royalties and mineral taxes	22	22	22	7
Rate differences from foreign and manufacturing activities	(76)	(116)	(116)	(50)
Non-taxable items	(7)	(57)	(57)	(20)
Capital taxes	25	7	7	13
Foreign exchange adjustments	46	51	41	18
Non-recurring and other	20	3	18	7
Income and production taxes	511	351	333	20

Consolidated income and production taxes are as follows:

(US$ millions)	2005	2004 Restated (see note 2)	2004 As reported	2003
Current:				
Federal and provincial income taxes	13	25	27	16
Provincial mining taxes	12	5	5	2
Foreign taxes	269	75	75	35
	294	105	107	53
Future:				
Federal and provincial income taxes	24	32	32	(55)
Provincial mining taxes	12	18	18	4
Foreign taxes	181	196	176	18
	217	246	226	(33)
	511	351	333	20

The components of the future tax asset and future tax liability at December 31, 2005, 2004 and 2003 are as follows:

	2005		2004 Restated (see note 2)		2004 As reported		2003	
	Legal entities where		Legal entities where		Legal entities where		Legal entities where	
(US$ millions)	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets
Future tax assets:								
Property, plant and equipment	–	–	15	–	15	–	–	–
Pensions	14	–	–	–	–	–	1	–
Post-retirement benefits	98	–	–	69	–	69	21	59
Asset retirement obligation	18	13	50	51	50	51	54	30
Reclamation provisions	–		–	–	–	–	–	–
Exploration	66	–	30	15	30	15	15	–
Inventory valuations	3	–	–	10	–	10	3	6
Non capital losses	67	87	74	95	74	95	55	197
Foreign Exchange	–		–	–	–	–	–	–
Research and development	119	–	86	21	86	21	79	16
Other	68	29	167	39	167	39	120	53
	453	129	422	300	422	300	348	361
Future tax liabilities:								
Property plant and equipment	(26)	(1,068)	–	(473)	–	(473)	(30)	(407)
Development and preproduction	(187)	(269)	(5)	(210)	(5)	(210)	(5)	(177)
Foreign exchange	(78)	(2)	(27)	(33)	(27)	(33)	(18)	(9)
Pensions	–	(22)	(6)	(28)	(6)	(28)	(50)	(12)
Asset retirement obligation	–	–	–	–	–	–	–	–
Exploration	–	–	–	–	–	–	(2)	–
Other	(36)	(50)	(92)	(152)	(92)	(152)	(5)	(40)
	(327)	(1,411)	(130)	(896)	(130)	(896)	(110)	(645)
Net future tax asset (liability)	126	(1,282)	292	(596)	292	(596)	238	(284)

During 2004, the Company has non-resident subsidiaries that have tax losses of US$nil (2003 – US$106m) for which no benefit has been recorded. If the tax benefit had been recorded, the amount would have been US$nil (2003 – US$21m).

As of December 31, 2005, the Company had the following net operating loss carry-forwards which are scheduled to expire in the following years:

Year of Expiry	Net Operating Losses (US$ millions)
2006 – 2015	82
2016 – 2025	243
Indefinitely	299
	624

17. Financial Instruments

Falconbridge uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Falconbridge's primary business activities. The fair values of Falconbridge's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year end.

Effective July 1, 2003, Falconbridge's functional currency was changed from the Canadian to U.S. dollar. Following this change, Falconbridge realigned its hedging programs to manage the risk associated with its non-U.S. dollar investments and monetary assets and liabilities, as well as change its cash flow hedging program to now hedge the exposure created by its non-U.S. dollar expenses.

(a) Fixed Forward Price Hedges

Some customers request a fixed sales price instead of the COMEX or London Metal Exchange ("LME") average price in the month of shipment. Falconbridge enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Falconbridge accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

At December 31, 2005, the mark-to-market value of these positions was a gain of US$6m (2004 – gain of US$8m; 2003 – gain of US$9m).

(b) Commodity Hedges

Falconbridge purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale price to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Falconbridge hedges such transactions. The hedge transactions involve the purchase or sale of over-the-counter or LME or COMEX exchange-traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

As at December 31, 2005, the mark-to-market unrealized loss was US$7m (2004 – unrealized loss of US$1m; 2003 – unrealized loss of US$18m).

(c) Hedges of Foreign-denominated Expenditures

Prior to July 1, 2003, Falconbridge managed a foreign currency cash flow hedging program whereby portions of its forecasted U.S. dollar-denominated revenue were hedged with forward foreign exchange contracts with its banks. At December 31, 2002, Falconbridge had forward contracts to sell US$886m maturing over the following 4.5 years, at an average exchange rate of Cdn$1.53. In addition, Noranda's partially-owned subsidiary had also entered into various short-term option contracts which, if exercised, would have resulted in additional sales of US$125m. The mark-to-market value of these positions at December 31, 2002 was a loss of US$40m.

Since Falconbridge's functional and reporting currency is the U.S. dollar, Falconbridge hedges its Canadian dollar costs using foreign currency exchange contracts. When the Canadian dollar strengthens significantly against the U.S. dollar, the increase in value of future Canadian dollar costs is partially offset by gains in the value of the forward currency contracts

designated as hedges. Conversely, when the Canadian dollar weakens, the decrease in the value of future Canadian dollar costs is partially offset by losses in the value of the forward currency contracts.

At December 31, 2003, Falconbridge had forward currency exchange contracts to purchase Cdn$1,097m maturing over the next 3.5 years at an average exchange rate of Cdn$1.50. In addition, Falconbridge's partially-owned subsidiary also had option contracts that, if exercised, would result in the purchase of Cdn$29m over the next four months. The mark-to-market value of these positions at December 31, 2003 was a gain of US$110m.

At December 31, 2004, Falconbridge had forward currency exchange contracts to purchase Cdn$510m maturing over the next 2.5 years at an average exchange rate of Cdn$1.44. In addition, Falconbridge's partially-owned subsidiary also had option contracts that, if exercised, would result in the purchase of Cdn$50m over the next twelve months. The mark-to-market value of these positions at December 31, 2004 was a gain of US$71m.

At December 31, 2005, Falconbridge had forward currency exchange contracts to purchase Cdn$12m maturing over the next one and half years at an average exchange rate of Cdn$1.52. The mark-to-market value of these positions at December 31, 2005 was a gain of US$1m.

In addition, Falconbridge maintains a program to hedge its Norwegian Kroner and Chilean Peso expenditures. At December 31, 2005, Falconbridge entered into other short-term forward foreign exchange contracts to hedge its Norwegian and Chilean commitments, whereby it would purchase notional amounts with a U.S. dollar equivalent of US$19m (2004 – US$9m; 2003 – US$81m) and in 2004, entered into various short-term forward foreign option contracts which, if exercised, would have resulted in the purchase of 135 million Norwegian Kroner (2003 – 210 million). At December 31, 2005, the mark-to-market value of these contracts was nominal (2004 – mark-to-market gain of US$4m; 2003 – mark-to-market gain of US$17m).

Falconbridge's operating costs to December 31, 2005 include realized exchange gains from the settlement of various cost hedge contracts of US$63m (2004 – exchange gain in operating costs of US$77m; 2003 – exchange gain in revenue of US$18m and exchange gain in operating costs of US$16m).

(d) Hedge of Net Investment in Foreign Operations
The Company uses forward foreign exchange contracts and foreign-denominated obligations to protect the value of its investments in its self-sustaining foreign subsidiaries.

At December 31, 2003, the Company had outstanding foreign exchange contracts to sell Cdn$82m, maturing over the next eight years, designated as hedges against Canadian dollar net assets. In addition, a series of short-term foreign exchange contracts to sell Cdn$134m are designated as hedges against foreign-denominated monetary assets of the Company. The Company's partially owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$510m as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2003, the unrealised loss on these contracts was $27.

At December 31, 2004, the Company had outstanding foreign exchange contracts to sell Cdn$77m, maturing over the next seven years, designated as hedges against Canadian dollar net assets. In addition, a series of foreign exchange contracts to buy Cdn$40m and sell Cdn$23m are designated as hedges against foreign-denominated monetary liabilities and net monetary assets of the Company. The Company's partially-owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$520m as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2004, the unrealized loss on these contracts was US$75m.

At December 31, 2005, the Company had outstanding foreign exchange contracts to sell Cdn$77 million, maturing over the next six years, designated as hedges against Canadian dollar net assets. In addition, a series of foreign exchange contracts to buy Cdn$516 million are designated as hedges against foreign-denominated monetary liabilities of the Company. As at December 31, 2005, the unrealized loss on these contracts was US$88m.

The Company has also entered into short-term forward foreign exchange contracts to sell £1 million (2004 – £3 million; 2003 – £4 million) and purchase U.S. dollars as a hedge against pounds sterling net assets. At December 31, 2005, 2004 and 2003, the fair value of these contracts approximated their carrying value.

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counterparties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, collateral and other credit mitigation techniques.

18. Commitments and Contingencies

(a) On July 1, 2003, the senior debt of the Antamina project became non-recourse to its sponsors, the Company, BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, upon successful completion of a series of tests and following the delivery of the related certificates to the senior lenders.

(b) As a result of the sale of the CEZ processing facility to the Noranda Income Fund in 2002, the Company entered into a 15-year supply and processing agreement with the Fund. The Company has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at Cdn$0.352/lb. of "payable zinc metal." Commencing January 1, 2004, the Processing Fee will be the Processing Fee in the previous year adjusted annually (i) upward by 1% and (ii) upward or downward by 10% of the year-over-year percentage change in the average cost of electricity per megawatt hour for the Processing Facility. "Payable zinc metal" in respect of a quantity of concentrate will be equal to 96% of the assayed zinc metal content in the concentrate under the Supply and Processing Agreement.

The Company has also committed to manage the processing facility through operating and marketing agreements and will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

(c) On October 11, 2005, Inco announced a take-over bid for all outstanding common shares of the Company. The offer was comprised of part cash and part Inco shares. The completion of the take-over bid requires acceptance by 66.66% of all common shareholders of the Company on a fully-diluted basis and is subject to regulatory approvals. The Company would be required to provide for the payment of a fee of up to US$320m to Inco in the event that the acquisition is not completed for certain reasons.

(d) On April 19, 2005, Falconbridge and Barrick Gold entered into a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the agreement, Falconbridge acquired a 50% indirect interest in the Kabanga Project for US$15m and became the operator of the joint venture.

Over the next several years, Falconbridge will fund and conduct a US$50m work plan that will include additional exploration, infill drilling, and technical work to update the resource model for Kabanga.

(e) On December 28, 2005, Falconbridge and its joint-venture partner, *Société Minière du Sud Pacifique S.A.* ("SMSP") acquired a 49% and 51% interest, respectively, in the Koniambo Nickel project. Under the Bercy Accord, Falconbridge assumed responsibility for arranging financing of up to 100% of the project. During 2005, Falconbridge committed to providing at least US$100m for equipment and services relating to the project.

(f) From time to time, Falconbridge is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of Falconbridge's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the consolidated financial statements.

19. Related-party Transactions

(a) Falconbridge's ownership interest in the Noranda Income Fund was 25% during 2005 and 2004. Included in revenues are US$9m (2004 – US$7m; 2003 – US$7m) representing the Company's share of income from the Fund accounted for under the equity method.

Falconbridge has entered into a Supply and Processing Agreement and a Management Service Agreement with the Fund which have contracted Falconbridge to provide concentrate and services to the Fund on a regular basis (see Note 18). Falconbridge has sold US$210m (2004 – US$127m; 2003 – US$79m) of concentrate to the Fund at terms in accordance with the Supply & Processing Agreement. As of December 31, 2005, Falconbridge has a receivable of

US$36m (2004 – US$16m; 2003 – US$9m) from the Fund due to the concentrate sold. Falconbridge has also provided US$65m (2004 – US$61m; 2003 – US$46m) of administration, management and operating services to the Fund at their negotiated value. As of December 31, 2005, Falconbridge has a receivable of US$8m (2004 – US$11m; 2003 – US$7m) from the Fund due to the services provided. In addition, Falconbridge has made purchases of US$35m (2004 – US$29m; 2003 – US$57m) of zinc metals and by-products from the Fund at terms that reflect exchange amounts. Falconbridge has sold metals and operating supplies of US$3m (2004 – US$5m; 2003 – US$5m) to the Fund at terms that reflect market rates. Included in accounts payable as at December 31, 2005 is US$11m (2004 – US$8m; 2003 – US$5m) of amounts due to the Fund. Included in accounts receivable as at December 2005 is US$nil (2004 – US$1m; 2003 – US$1m) of amounts due from the Fund.

(b) Falconbridge has undertaken a number of transactions with Antamina in which Falconbridge has a 33.75% ownership interest. Included in raw material costs are purchases of concentrate of US$260m (2004 – US$159m; 2003 – US$49m) from Antamina that are recorded at agreed upon exchange amounts. As of December 31, 2005, Falconbridge has a payable of US$65m (2004 – US$42m; 2003 – US$13m) to Antamina.

During 2004, Falconbridge has made purchases of goods of US$3m (2003 – US$120m) from its affiliates and provided services of US$nil in 2003. These transactions were measured at their exchange amount. As of December 31, 2004, Falconbridge has a payable of US$nil (2003 – US$12m) to its affiliates.

(c) Falconbridge has undertaken a number of transactions with Gramercy in which Falconbridge has a 50% interest. Included in raw material costs are purchases of alumina of US$136m (2004 – US$14m) from Gramercy that are recorded at agreed upon exchange amounts. As of December 31, 2005, Falconbridge has a payable of US$6m (2004 – US$2m) to Gramercy.

(d) Falconbridge has undertaken a number of transactions with Collahuasi in which Falconbridge has a 44% interest. Included in raw material costs are purchases of copper cathode of US$109m (2004 – US$79m) from Collahuasi that are recorded at agreed upon exchange amounts. As of December 31, 2005, Falconbridge has a payable of US$25m (2004 – US$19m) to Collahuasi.

(e) Falconbridge has entered into short-term financing transactions with affiliates and associates from time to time at market interest rates. Falconbridge has revolving credit facilities totaling Cdn$25m (2003: Cdn$100m, US$75m of which expired in January 2004) with an affiliate, maturing January 2006. As of December 31, 2004, Falconbridge has made no drawdown against the credit facilities.

(f) Brookfield Asset Management Inc. (formerly Brascan Corporation "Brascan"), which was a major shareholder of the Company prior to the acquisition of the former Falconbridge, sold its ownership in the Company in August, 2005. The transactions of the Company with Brascan and its subsidiaries prior to the sale of its ownership were as follows: Falconbridge Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Falconbridge, entered into a power supply contract with Brascan Energy Marketing Inc. ("BEMI"). BEMI, an affiliate of the Company, agreed to provide Aluminum's New Madrid primary aluminum smelter up to 490 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices. Aluminum has purchased US$52m (2004 – US$127m; 2003 – US$73m) under this contract. Upon completion of the contract on June 1, 2005, the contract was not renewed.

(g) Falconbridge has sold certain trade receivables to a securitization trust which is owned by Brascan Financial Corporation for a total of US$315m (2003 – US$20m) in cash, under an agreement that came into effect on November 13, 2003.

(h) Included in accounts receivable are loans receivable from officers of the Company in the amount of US$2m (2004 – US$3m; 2003 – US$3m), secured by collateral that has market values in excess of cost for both years.

(i) The Company has sold certain trade receivables to a securitization trust which is owned by Brascan Financial Corporation for a total of US$4m (2004 – US$315m) in cash, under an agreement that came into effect in November 2003. The arrangement was terminated in October 2005.

Brascan Financial Corporation, a subsidiary of Brascan, provided the Company with a committed credit facility in the principal amount of Cdn$25 million with an expiry date of January 31, 2006. The facility was cancelled after Brascan sold its ownership in the Company in August, 2005.

The above transactions have been recorded at their exchange amounts.

20. Employee Future Benefit Plans

Falconbridge has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

Defined benefit plan assets consist primarily of cash, equity securities and fixed income securities. The defined benefit plan holds less than 1% of its assets in common shares of Falconbridge and its related parties.

Falconbridge's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Falconbridge may determine to be appropriate.

The obligation for benefits and the benefits expenses under these plans are determined through periodic actuarial reports that are based on the following weighted average assumptions:

	Pension Benefit Plans		**Other Benefit Plans**	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Assumptions used to calculate benefit obligations:				
Discount rate	5.00%	5.75%	5.01%	5.75%
Rate of compensation increase	3.75%	3.61%	3.50%	3.67%
Assumptions used to calculate benefit expense:				
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected long term rate of return on plan assets	7.00%	7.19%	n/a	n/a
Rate of compensation increase	3.50%	3.72%	3.50%	3.67%

	Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Assumptions used to calculate benefit obligations:				
Discount rate	5.76%	5.75%	6.25%	6.25%
Rate of compensation increase	3.65%	3.50%	3.75%	3.50%
Expected long-term rate of return			7.35%	7.00%
Assumptions used to calculate benefit expense:				
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return	7.32%	7.00%	7.35%	7.00%
Rate of compensation increase	3.81%	3.50%	3.75%	3.50%

	Other Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Assumptions used to calculate benefit obligations				
Discount rate	5.80%	5.75%	6.25%	6.25%
Rate of compensation increase	3.67%	na	3.66%	na
Assumptions used to calculate benefit expense:				
Discount rate	6.25%	6.25%	6.75%	6.75%
Rate of compensation increase	3.67%	na	3.66%	na

na: not applicable

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are discounted using rates that reflect the market yields as of the measurement date on high-quality debt instruments with cash flows that match expected benefit payments.

The health care cost trend rate is assumed to be the following:

	December 31, 2005	December 31, 2004
Initial medical trend rate	7.94%	8.44%
Ultimate medical trend rate	4.51%	4.50%
Number of years to reach trend rate	8	9
Initial and ultimate dental trend rate	4.00%	4.00%

	Health Care Cost Trend			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Initial medical trend rate	8.14%	8.50%	8.20%	9.00%
Ultimate medical trend rate	4.52%	4.50%	4.50%	4.50%
Number of years to reach trend rate	9	8	9	9
Initial and ultimate dental trend rate	4.00%	4.00%	4.00%	4.00%

The health care cost trend rate is assumed to start at 8.50% for 2004 for the Company, its partially-owned subsidiaries and joint ventures (2003 – 9%), decreasing to an ultimate medical trend rate of 4.0% by 2012 for the Company, its partially-owned subsidiaries and joint ventures (2003 – 4.0%).

In 2003, Falconbridge ratified new collective agreements at three of its operations. Included in these agreements was an increase in the pension plan benefits that amounts to an average of 15.5% at the end of three years, as well as provisions for early retirements.

In 2004, Falconbridge ratified new collective agreements at four of its operations that had an impact on pension benefits. Included in these agreements was an increase in the pension plan benefits that amounts to an average of 6.5% at the end of three years, as well as provisions for early retirements.

In 2005, Falconbridge ratified new collective agreements at four of its operations. The impact of these agreements on the employee future benefit costs is nominal.

The funded status of Falconbridge's post-employment benefit plans and net accrued benefit asset (obligation) are as follows:

	Pension Benefit Plans								
	December 31, 2005			December 31, 2004			December 31, 2003		
(US$ millions)	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plan assets	966	1,145	2,111	947	921	1,868	714	889	1,603
Benefit obligations	877	1,415	2,292	833	1,202	2,035	580	1,184	1,764
Excess(deficit) of plan assets over benefit obligations	89	(270)	(181)	114	(281)	(167)	134	(295)	(161)
Net accrued asset			228			289			208

	Other Benefit Plans								
	December 31, 2005			December 31, 2004			December 31, 2003		
(US$ millions)	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plan assets	31	–	31	30	–	30	18	7	25
Benefit obligations	27	412	439	24	349	373	16	309	325
Excess(deficit) of plan assets over benefit obligations	4	(412)	(408)	6	(349)	(343)	2	(302)	(300)
Net accrued liability			(330)			277			250

The measurement date used for financial reporting purposes of the plan assets and benefit obligations is December 31, 2005. For material plans, the most recent actuarial valuations filed for funding purposes were prepared as of December 31, 2004, with the exception of the Retirement Annuity Plan which was prepared as of December 31, 2002. With respect to Falconbridge's significant Canadian pension plans, the most recent actuarial valuations required for funding purposes were prepared as of January 1, 2004 and the effective date of the next required funding actuarial valuations is January 1, 2005. Actuarial valuations are generally required every three years. Falconbridge and U.S. Plans have valuations every year.

The change in the funded status of Falconbridge's post-employment benefit plans was as follows:

(US$ millions)	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Change in Benefit Obligation				
Obligation at beginning of year	2,035	1,764	373	325
Current service	29	26	10	8
Benefits paid	(141)	(123)	(21)	(19)
Interest cost on benefit obligation	117	108	21	20
Plan amendments/Transitional obligations	–	4	10	–
Actuarial losses	195	127	33	14
Transfer to other plans	4	–	–	–
Effect of exchange rate change	54	128	14	25
Increase (decrease) due to curtailment/settlement	(1)	1	(1)	–
Obligation at end of year	2,292	2,035	439	373
Change in Plan Assets				
Fair value of assets at beginning of year	1,868	1,603	30	25
Employer and participant contributions	101	107	19	20
Benefits paid	(141)	(123)	(21)	(19)
Surplus paid out to employer	(3)	(2)	–	–
Return on plan assets	224	167	2	1
Transfer from other plans	9	–	–	–
Effect of exchange rate change	53	116	1	3
Fair value assets at end of year	2,111	1,868	31	30
Deficit status of plan at end of year	(181)	(167)	(408)	(343)
Unamortized:				
Past service costs	10	22	(2)	(3)
Transitional asset/obligation	–	–	10	–
Net actuarial losses	399	434	70	69
Accrued benefit asset (liability), net of valuation allowance	228	289	(330)	(227)

(US$ millions)	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly- owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefits Obligation						
Obligation at beginning of year	925	839	1,764	79	246	325
Current service	16	10	26	3	5	8
Benefits paid	(62)	(61)	(123)	(5)	(14)	(19)
Interest cost on benefit obligation	56	52	108	5	15	20
Plan amendments	(2)	6	4	–	–	–
Actuarial losses	71	56	127	–	14	14
Effect of exchange rate change	62	66	128	5	20	25
Increase due to curtailment/settlement	–	1	1	–	–	–
Obligation at end of year	1,066	969	2,035	87	286	373
Change in Plan Assets						
Fair value of assets at beginning of year	951	652	1,603	7	18	25
Employer contributions	28	79	107	5	15	20
Benefits paid	(62)	(61)	(123)	(5)	(14)	(19)
Surplus paid out to employer	(2)	–	(2)	–	–	–
Return on plan assets	104	63	167	–	1	1
Effect of exchange rate change	61	55	116	1	2	3
Fair value assets at end of year	1,080	788	1,868	8	22	30
Surplus (deficit) status of plan at end of year	14	(181)	(167)	(79)	(264)	(343)
Unamortized:						
Past service costs	17	5	22	(2)	(1)	(3)
Net actuarial (gains) losses	178	256	434	(4)	73	69
Accrued benefit asset (liability)	209	80	289	(85)	(192)	(277)

(US$ millions)	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly- owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation						
Obligation at beginning of year	738	657	1,395	66	165	231
Current service	13	11	24	2	3	5
Benefits paid	(64)	(58)	(122)	(5)	(13)	(18)
Interest cost on benefit obligation	53	52	105	5	13	18
Plan amendments	22	–	22	–	–	–
Actuarial (gains) losses	35	52	87	(2)	43	41
Effect of exchange rate change	131	131	262	13	35	48
Transfer (to) from other plans	–	1	1	–	–	–
Decrease due to curtailment/settlement	(3)	(7)	(10)	–	–	–
Obligation at end of year	925	839	1,764	79	246	325
Change in Plan Assets						
Fair value of assets at beginning of year	704	481	1,185	7	10	17
Employer contributions	22	65	87	–	18	18
Benefits paid	(64)	(55)	(119)	(2)	(13)	(15)
Return on plan assets	158	40	198	1	1	2
Effect of exchange rate change	134	94	228	1	2	3
Transfer (to) from other plans	(2)	1	(1)	–	–	–
Settlement payments	(1)	(6)	(7)	–	–	–
Actuarial losses	–	32	32	–	–	–
Fair value assets at end of year	951	652	1,603	7	18	25
Surplus (deficit) status of plan at end of year	26	(187)	(161)	(72)	(228)	(300)
Unamortized:						
Past service costs	25	1	26	(2)	1	(1)
Net actuarial (gains) losses	136	213	349	(4)	55	51
Accrued benefit asset (liability)	187	27	214	(78)	(172)	(250)
Valuation allowance	–	(6)	(6)	–	–	–
Accrued benefit asset(liability), net of valuation allowance	187	21	208	(78)	(172)	(250)

Past service costs resulting from plan amendments are amortized over the remaining average service life of active employees. Past service costs from negotiated plan improvements are amortized over the term of the collective agreement.

For most plans, the net actuarial gain (loss) that exceeds 10% of the greater of the benefit obligation and the value of plan assets is amortized over the remaining service period of active employees. Accrued post-retirement benefits asset (liability) is recorded in pension and other provisions.

Falconbridge's post-employment benefit expense included the following components:

(US$ millions)	Pension Benefit Plans December 31, 2005	Pension Benefit Plans December 31, 2004	Other Benefit Plans December 31, 2005	Other Benefit Plans December 31, 2004
Current Year Expenses				
Current service	29	26	10	8
Interest cost on benefit obligation	117	108	21	20
Expected return on plan assets	(133)	(114)	(2)	(1)
Amortization of:				
Past service costs	9	9	–	–
Net actuarial losses	19	17	2	3
Valuation allowance	–	(5)	–	–
Defined benefit expense	41	41	31	30
Defined contribution expense	15	12	–	–
Total expense	56	53	31	30

(US$ millions)	Pension Benefit Plans December 31, 2005	Pension Benefit Plans December 31, 2004	Other Benefit Plans December 31, 2005	Other Benefit Plans December 31, 2004
Reconciliation of defined benefit expense recognized with defined benefits expense incurred:				
Total defined benefit expense recognized	41	41	31	30
Difference between:				
Expected and actuarial return on plan assets	(91)	(53)	–	–
Actuarial losses (gains) amortized and arising	176	111	31	12
Past service costs amortized and arising	(9)	(5)	–	–
Transitional obligation amortized and arising	–	–	10	–
Changes in valuation allowance	–	5	–	–
Total defined benefit expense incurred	117	99	72	42

(US$ millions)	December 31, 2004 Pension Benefit Plans Company and wholly-owned subsidiaries	Pension Benefit Plans Partially-owned subsidiaries and joint ventures	Pension Benefit Plans Total	Other Benefit Plans Company and wholly-owned subsidiaries	Other Benefit Plans Partially-owned subsidiaries and joint ventures	Other Benefit Plans Total
Current Year Expense Current service, net of employee contributions	16	10	26	2	5	7
Interest cost on benefit obligation	56	52	108	5	15	20
Expected return on plan assets	(68)	(46)	(114)	–	(1)	(1)
Amortization of: Past service costs	7	2	9	–	–	–
Net actuarial losses	4	13	17	–	3	3
Valuation allowance	–	(5)	(5)	–	–	–
Defined benefit pension expense	15	26	41	7	22	29
Defined contribution expenses	4	8	12	–	–	–
Total expense	19	34	53	7	22	29

In 2004, Falconbridge introduced the option for employees to contribute directly to the long-term disability benefit plan.

(US$ millions)	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reconciliation of defined benefit expense recognized with defined benefits expense incurred:						
Total deferred benefit expense recognized	15	26	41	7	22	29
Difference between:						
Expected and actual return on plan assets	(36)	(18)	(54)	–	–	–
Actuarial losses (gains) amortized and actuarial losses (gains) arising	67	44	111	–	12	12
Past service costs amortized and past service costs	(9)	4	(5)	–	–	–
Change in valuation allowance	–	5	5	–	–	–
Total defined benefit expense incurred	37	61	98	7	34	41

In 2002 and 2003, Falconbridge offered certain groups of employees the opportunity to switch from the current defined benefit plan to a defined contribution plan. Pension assets of US$22m were allocated from the defined benefit plan to the defined contribution plan. Regulatory approval was received and the asset transfer was completed in 2005.

(US$ millions)	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	13	11	24	2	3	5
Interest cost on benefit allegation	53	52	105	5	13	18
Expected return on plan assets	(55)	(42)	(97)	–	(1)	(1)
Amortisation of:						
Past services costs	13	3	16	–	–	–
Net actuarial losses	8	14	22	–	2	2
Loss on recognition of a settlement / curtailment	1	2	3	–	–	–
Valuation allowance	–	(1)	(1)	–	–	–
Defined benefit pension expense	33	39	72	7	17	24
Defined contribution expense	6	8	14	–	–	–
Total expense	39	47	86	7	17	24

(US$ millions)	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reconciliation of defined benefit expense recognised with defined benefits expense incurred:						
Total deferred benefit expenses recognised	33	39	72	7	17	24
Difference between:						
Expected and actual return on plan assets	(103)	(32)	(135)	–	–	–
Actuarial losses (gains) amortized and actuarial losses (gains) arising	27	38	65	(2)	41	39
Past service costs amortized and past service costs arising	9	(3)	6	–	1	1
Change in valuation allowance	–	2	2	–	–	–
Total defined benefit expense incurred	(34)	44	10	5	59	64

(US$ millions)	December 31, 2005	December 31, 2004
Effect of 1% increase in assumed health care cost trend rates		
Total of service and interest cost components	3	3
Post-retirement benefit obligation	39	40
Effect of 1% decrease in assumed health care cost trend rates		
Total of service and interest cost components	(2)	(2)
Post-retirement benefit obligation	(31)	(33)

(US$ millions)	December 31, 2004		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	–	3	3
Post-retirement benefit obligation	3	37	40
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	–	(2)	(2)
Post-retirement benefit obligation	(3)	(30)	(33)

(US$ millions)	December 31, 2003		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	–	2	2
Post-retirement benefit obligation	3	31	34
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	–	(2)	(2)
Post-retirement benefit obligation	(3)	(26)	(29)

The expected rate of return on plan assets assumption is reviewed annually by management. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Actual asset allocation:				
Equity securities	51%	53%	–	–
Debt securities	48%	47%	100%	100%
Other	1%	–	–	–
Total	100%	100%	100%	100%
Target asset allocation				
Equity securities	54%	56%	–	–
Debt securities	46%	44%	100%	100%
Other	–	–	–	–
Total	100%	100%	100%	100%

	Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Actual cost allocation:				
Equity acquisition	54%	50%	58%	55%
Debt securities	45%	50%	42%	45%
Other	1%	–	–	–
Total	100%	100%	100%	100%
Target asset allocation				
Equity securities	60%	50%	61%	60%
Debt securities	40%	50%	39%	40%
Total	100%	100%	100%	100%

	Other Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Actual asset allocation:				
Debt securities	100%	100%	100%	100%
Target asset allocation				
Debt securities	100%	100%	100%	100%

Cash Flows

Falconbridge made cash contributions during 2005 of US$116m (2004 – US$119m) to pension benefit plans and US$19m (2004 – US$20m) to other benefit plans.

Our best estimate of the amounts we expect to contribute for the year ending December 31, 2006 is US$104m (2005 – US$116m) for pension benefit plans and US$23m (2005 – US$20m) for other benefit plans.

The projected benefit payments from the pension benefit plans and other benefit plans in the next 10 years as at 31 December 2005 are estimated as follows:

(US$ millions)	As at 31 December 2005	
	Pension Benefit Plans	Other Benefit Plans
Benefit payments projection:		
2006	140	24
2007	139	26
2008	139	28
2009	140	29
2010	141	31
2011 to 2015	715	176

(US$ millions)	As at 31 December 2004			
	Pension Benefit Plans		Other Benefit Plans	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Benefit payments projection:				
2005	68	70	5	15
2006	68	66	5	16
2007	69	66	6	17
2008	69	65	6	18
2009	68	65	6	19
2010 to 2014	363	317	34	106

21. Segmented Information

Falconbridge has four operating segments: Copper, Nickel, Zinc and Aluminium. Inter-segment sales and purchases are made at market prices and trade terms. As the products and services in each of the reportable segments, except for Corporate, are essentially the same, the reportable segments have been selected at the level where decisions are made on the provision of resources, capital and where performance is measured. For operations forming part of a reportable segment, performance is measured based on production targets, operating costs incurred and unit operating costs. During preparation of the financial statements, the sales and purchases between segments are eliminated. Operations and identifiable assets by operating and geographic segments are presented below:

(b) Geographic Segments

	Revenues				Capital Assets			
	2005	2004	2004	2003	2005	2004	2003	2003
(US$ millions)		Restated	As reported			Restated (see note 2)	As reported	
Canada:								
– Domestic	1,282	1,107	1,116	802				
– Export	2,267	1,997	2,011	1,530				
Canada	3,549	3,104	3,127	2,332	3,521	2,619	2,456	2,405
United States	1,519	1,345	1,507	1,118	706	706	602	602
Chile	1,576	1,308	1,333	652	2,814	1,529	1,527	1,517
Peru	490	270	270	118	643	669	721	699
Other	1,014	737	741	437	826	513	432	432
Total	8,148	6,764	6,978	4,657	8,510	6,036	5,738	5,655

22 Significant Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

Statements of Income (Loss)

	Years ended December 31			
	2005	2004	2004	2003
(US$ millions)		Restated (see note 2 and (b))	As reported	
Net income (loss) – Cdn GAAP	872	521	551	23
(Increase)/decrease in interest expenses (b) (n)	13	11	(5)	(4)
Adjustment of certain financial instruments to market (c)	6	(11)	(11)	(14)
Start-up costs and exploration (d)	(91)	(94)	(94)	(40)
Amortization of start-up costs and exploration (d)	6	7	7	14
Stock options (e)	(2)	(1)	(1)	(1)
Pensions and post-employment benefits (f)	2	(2)	(2)	–
Purchase accounting (o)	9	–	–	–
Foreign exchange difference (p)	(10)	11	(4)	(7)
Tax effect of adjustment	28	26	27	19
Net income (loss) – U.S. GAAP before accounting change	833	468	468	(10)
Cumulative impact of change in accounting policy, net of tax (g)	–	–	–	(27)
Net income (loss) – U.S. GAAP	833	468	468	(37)
Net income (loss) per share reported under U.S. GAAP ($):				
Basic earnings (loss) per share	2.34	1.50	1.50	(0.23)
Diluted earnings (loss) per share	2.32	1.48	1.48	(0.23)
Retained earnings (deficit) under U.S. GAAP:				
Balance, beginning of year	80	(258)	(258)	(74)
Net income (loss)	833	468	468	(37)
Dividends:				
Common	(133)	(110)	(110)	(121)
Preferred	(25)	(20)	(20)	(21)
Other (Note 12)	(809)	–	–	(5)
Balance, end of year	(54)	80	80	(258)

Statements of Comprehensive Income (Loss)

(US$ millions)	2005	2004 Restated (see note 2 and (b))	2004 As reported	2003
	Years ended December 31			
Net income (loss) under U.S. GAAP:	833	468	468	(37)
Other comprehensive income (loss):(a)				
Foreign currency translation adjustments (h) (p)	(2)	19	19	260
Unrealized gains (loss) on long-term investments (i)	7	1	1	7
Derivative financial instruments:(c)				
Net amount reclassified into earnings	(60)	(52)	(52)	(15)
Net changes associated with current period hedging	–	27	27	138
Additional minimum pension liability adjustment (j)	95	(19)	(19)	58
Tax effect of adjustments on comprehensive loss	(11)	10	10	(89)
Other comprehensive income (loss) – U.S. GAAP(a)	29	(14)	(14)	359
Comprehensive income under U.S. GAAP (a)	862	454	454	322

(a) Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income comprises net earnings and other comprehensive income where other comprehensive income ("OCI") is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

(b) Effective January 1, 2005, Falconbridge retroactively adopted the amended standard CICA 3860 *Financial Instruments – Presentation and Disclosure*. Further disclosure regarding the convertible debentures is presented in Notes 2 (a) and 11.

Under U.S. GAAP, the entire amount of interest payments on the convertible debentures is accounted for as interest expense. Comparative figures for the year ended December 31, 2004 have been adjusted to reflect this change in accounting policy under Canadian GAAP.

Prior to January 1, 2005 Falconbridge accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

(c) Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are realized. U.S. GAAP, specifically under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" (together, "FAS 133"), requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in OCI and then is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Fair Value Hedges

Falconbridge has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. These hedging instruments were effective during 2005 and 2004. During the year ended December 31, 2004,

the Company recognized a net loss of US$nil (2003 – US$16m) related to the ineffective portion of these hedging instruments.

Cash Flow Hedges

Falconbridge has chosen to designate its foreign currency-denominated revenue hedges and foreign currency-denominated expenditure hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurred during 2005, 2004 and 2003. At December 31, 2005, the Company does not expect to reclassify any amount of net losses (2004 – US$55m of net gains; 2003 – US$55m of net gains) on derivative instruments from accumulated OCI to earnings during the next 12 months according to contract settlement dates.

Hedges of Foreign Net Assets

During the year ended December 31, 2005, the Company recognized a net loss of US$5m (2004 – US$6m), included in other comprehensive income, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

During the year ended December 31, 2004, the Company recognized a net loss of US$6m (2003 – net gain of US$288m), included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges

For all other derivative instruments, Falconbridge has chosen not to designate them as hedging instruments.

(d) Under Canadian GAAP, Falconbridge capitalizes exploration costs when sufficient pre-feasibility work indicates that future mine production is reasonably certain and capitalizes costs incurred during the start-up phase of a project until commercial production commences. Under U.S. GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Statement of Position 98-5 requires start-up costs to be expensed as incurred. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods. Further a difference in depreciation expense arises due to the earlier commencement of depreciation under U.S. GAAP.

(e) Effective January 1, 2002, Falconbridge prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" whereby compensation expense for options granted or modified after January 1, 2002 is measured at fair value at the grant date or modification date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted or modified.

Prior to June 30, 2002, Falconbridge's stock option plan allowed for, at the option of the holder, the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such a feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

On June 30, 2002 Falconbridge's stock option plan was modified to remove the cash settlement feature. As a result under U.S. GAAP additional compensation expense is being recognized over the remaining vesting period of these modified options to the extent that the fair value of the options outstanding on the modification date exceeded the previously recorded compensation expense of these options.

Under Canadian GAAP, there is no requirement to account for options that contain a cash settlement feature when the cash settlement feature is removed by June 30, 2002.

(f) Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets. As a result, a difference between U.S. and Canadian GAAP has been recorded for the effects of recognizing a pension valuation allowance and changes therein under Canadian GAAP. Further differences result from the different transition rules and timing of the adoption of the current U.S. and Canadian standards for post-employment costs.

(g) Effective January 1, 2003, Falconbridge adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase capital assets by US$70m, increase deferred credits by US$97m, decrease future tax liability by US$5m and increase minority interest in subsidiaries by US$5m, with a one time after-tax charge to net earnings of US$27m (loss of US$0.1 per share). Canadian GAAP adopted the same accounting rule, effective January 1, 2004. Comparative figures for the year ended December 31, 2003 have been adjusted to reflect the re-measurement of the asset retirement obligation under Canadian GAAP.

In accordance with the standard, the Company has not included any provision for reclamation costs associated with assets of indeterminate lives, in particular metallurgical plants, as their lives cannot be reasonably estimated nor reclamation obligations determinable.

(h) Under U.S. GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded in OCI. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative translation adjustment.

(i) U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of OCI.

(j) U.S. GAAP requires the recognition of an additional minimum pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded no greater than the unrecognized prior service costs, with any difference recorded as a reduction in accumulated OCI.

(k) U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. A joint venture is qualified for the accommodation if it is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. The joint ventures that the Company has proportionately consolidated for the reporting periods are Antamina, Collahuasi, Magnesium, Louvicourt, and Gramercy. All of the Company's joint ventures qualify for the accommodation as their significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. Consequently, the consolidated balance sheets, statement of income, and cash flow statements have not been adjusted to restate the accounting for these joint ventures under U.S. GAAP. If the Company was not granted the accommodation, the equity accounting method would be used to account for the investment in Antamina, Collahuasi, Louvicourt, Magnesium and Gramercy. Compared to proportionate consolidation, equity accounting would result in no impact to the net income reported in the U.S. GAAP income statement reconciliation. In terms of the U.S. GAAP balance sheet, each item on the balance sheet would be adjusted to exclude the Company's share of these joint ventures' assets and liabilities. Included in investments and other assets would be the Company's share of the joint ventures' net assets. The U.S. GAAP cash flow statement would need to be adjusted to correspond with the adjustments on the balance sheet

Additional information concerning the Company's interests in these five joint ventures is presented in Note 6, including the Company's share of the assets, liabilities and equities, revenues, expenses and cash flows for the years ended December 31, 2005 and 2004.

(l) U.S. GAAP does not permit the subtotal of cash from operations before net changes in non-cash working capital. The various subtotals presented on the statement of income (loss) under Canadian GAAP are not permitted under U.S. GAAP.

(m) In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (VIEs). As a result, Falconbridge determined that the

securitization trust (note 16e) was a VIE of which Falconbridge was the primary beneficiary. FIN 46-R requires that Falconbridge consolidate entities that are considered to be VIEs and that it is the primary beneficiary of. Under Canadian GAAP, the securitization trust would not have been consolidated. This difference resulted in adjustments to the consolidated balance sheet, but did not result in any adjustments to net income.

(n) Under Canadian GAAP, capital stock redeemable at the option of the holder must be recognized as debt and the related dividend payments are recognized as interest expense. Under U.S. GAAP, only capital stock that is mandatorily redeemable for assets of the Company must be recognized as a debt. Since the Company does not have an unconditional obligation to redeem Preferred Shares Series H for assets of the Company (Note 12), the Preferred Shares Series H have been classified as equity under U.S. GAAP and dividend payments on the Preferred Shares Series H have been recognized as a reduction in retained earnings.

Since Preferred Shares Series H is denominated in Canadian dollars, its redeemable value is determined by the foreign exchange rate at the end of the reporting period and is subject to changes at different reporting periods. Under U.S. GAAP, the change in its redeemable value from foreign exchange translation is amortized directly to the retained earnings over the period to the earliest redemption date. As the Preferred Shares Series H is considered a liability under Canadian GAAP, changes in value resulting from fluctuations in foreign exchange rates are recognized immediately into income.

(o) Under U.S. GAAP, the book value of the net assets acquired from the business combination as mentioned in Note 3 are different from their book values under Canadian GAAP. The difference in book values arose from the historical accounting differences between U.S. GAAP and Canadian GAAP for the acquired company prior to the business combination. While the preliminary fair values of the assets acquired and liabilities assumed from the business combination are the same under both U.S. GAAP and Canadian GAAP, the difference in their book values results in a difference in preliminary fair value increments allocated to the assets and liabilities under U.S. GAAP and Canadian GAAP. The difference in fair value increments under U.S. GAAP and Canadian GAAP creates a reduction of US$4m in mining, processing and refining costs and a reduction of US$5m in interest expense under U.S. GAAP after the business combination.

(p) Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the foreign cumulative translation adjustment is recognized into income when there has been a reduction in the net investment which results from a reduction in the equity of a foreign operation as a result of certain capital transactions, such as dividend distributions. Under U.S. GAAP, no gain or loss would be recognized unless substantially all of the investment was liquidated.

The following summarizes the adjustments to the Company's balance sheets and cash flow statements in order to conform to U.S. GAAP.

Balance Sheet

(US$ millions)	2005 Canadian GAAP	2005 United States GAAP	2004 Restated (see note (b)) Canadian GAAP	2004 Restated (see note (b)) United States GAAP	2004 As reported Canadian GAAP	2004 As reported United States GAAP	2003 Canadian GAAP	2003 United States GAAP
Assets:								
Accounts receivable (c) (o)	1,007	1,023	948	979	931	940	576	591
Investments and other assets (c) (i)	307	315	324	381	324	508	205	532
Capital assets (d) (o)	8,510	8,170	6,036	5,614	6,036	5,614	5,738	5,462
Liabilities:								
Accounts and taxes payable (c) (o)	1,691	1,724	1,265	1,338	1,248	1,294	903	1,007
Long-term debt (b) (c) (n) (o)	3,474	3,359	2,858	2,743	2,638	2,809	2,893	3,045
Deferred credits (c) (f) (o)	659	753	595	791	595	857	539	809
Future income tax liability (asset) (o)	1,156	969	304	138	304	138	46	(57)
Minority interest In subsidiaries	54	51	1,197	1,028	1,197	1,028	919	822
Shareholders' Equity:								
Retained earnings (deficit)	154	(54)	231	80	288	80	(130)	(258)
Capital stock (e) (n)	4,600	4,747	2,306	2,440	2,405	2,440	2,382	2,415
Equity element of convertible debentures (b)	37	–	42	–	89	–	84	–
Currency translation adjustment (h)	240	–	263	–	280	–	264	–
Accumulated other comprehensive income	–	198	–	169	–	169	–	183

Years ended 31 December

Cash Flow Statement

(US$ millions)	2005 Canadian GAAP	2005 United States GAAP	2004 Restated Canadian GAAP	2004 Restated United States GAAP	2004 As reported Canadian GAAP	2004 As reported United States GAAP	2003 Canadian GAAP	2003 United States GAAP
Operating activities	1,635	1,552	1,184	1,089	1,191	1,097	413	376
Investment activities	(671)	(580)	(555)	(460)	(555)	(460)	(543)	(521)
Financing activities	(962)	(970)	(246)	(246)	(253)	(254)	338	353
Cash generated	2	2	383	383	383	383	208	208
Cash and cash equivalents, beginning of year	884	884	501	501	501	501	293	293
Cash and cash equivalents, end of year	886	886	884	884	884	884	501	501

Years ended 31 December

Impending Accounting Changes

Canadian GAAP

In 2003, the CICA amended Handbook Section 3860, "Financial Instruments – Disclosure and Presentation" ("CICA 3860"), to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Company's Convertible Debentures will be presented as liabilities, with the exception of the equity value ascribed to the holder's option to convert certain of the Convertible Debentures into Common Shares, and the related liability carrying costs will be presented as a charge to net income. The amendments to CICA 3860 will have no impact on basic or diluted earnings per share.

In 2004, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. AcG-15 is effective for the

Company's 2005 fiscal year and harmonizes Canadian GAAP with U.S. GAAP accounting for variable interest entities. As a result, the disclosures for U.S. GAAP related to the VIEs will also be required for Canadian GAAP in 2005.

In January 2005, the CICA approved Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments – Recognition and Measurement", and 3865, "Hedges", and 3251, "Equity". The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for the Company in the first quarter of 2007, but earlier adoption is permitted.

The standards require that all financial assets be classified as trading, available-for-sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables and investments intended to be held to maturity, which should be measured at amortized cost.

Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.

Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.

The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.

Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value derivative instruments is offset in earnings against the changes in fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon de-recognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.

Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders' equity (net of tax), and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations. The Company is presently evaluating the impact of these new standards.

United States GAAP

In 2002, the Company adopted FAS 123 on a prospective basis. In December 2004, an amended Statement of Financial Accounting Standard No. 123 "Share-Based Payment" was issued, which may require the Company to apply a different method for valuing awards of stock options. Beginning in 2005, the Company will have to expense all stock options, including the remaining unrecognized compensation relating to options granted on or before December 31, 2001.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an Amendment of ARB No. 43, Chapter 4." This standard provides clarification that abnormal amounts of idle facility expense, freight handling costs, and spoilage should be recognized as current-period charges. The provisions of this standard are effective for inventory costs incurred during 2006.

In March 2005, the FASB ratified the consensus in EITF 04-06 which concludes that a mining company's costs incurred during production for the removal of overburden and waste material from a mine, in order that the underlying mineral deposit may be extracted (production-related stripping costs), should be considered variable production costs included in

the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 does not address the accounting for stripping costs incurred during the pre-production phase of a mine. As is current general practice, those costs may continue to be accounted for as mine development expenditures subject to capitalization and amortization over the life of the mineral deposit benefited from the expenditure.

The above U.S. GAAP standards are effective for the Company beginning January 1, 2006. The Company is presently evaluating the impact of these new standards.

23. Subsequent Event

The Company announced on March 16, 2006 that it intends to redeem a total of 20,000,000, or US$500m, of its outstanding junior preference shares. The junior preference shares will be redeemed on April 16, 2006 from holders of record on March 22, 2006. The Company intends to utilize its internal cash resources to fund the redemption.

This is the end of the financial information on the Falconbridge Group for the three years ended 31 December 2005, 31 December 2004 and 31 December 2003.

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Part IV

Information on the Expected Impact of the Proposed Acquisition on the Assets, Liabilities and Earnings of the Enlarged Group

2. Impact of the Proposed Acquisition on the assets, liabilities and earnings of the Enlarged Group

The Proposed Acquisition is likely to impact the Enlarged Group in the following key areas:

2.1 Borrowings to finance the acquisition consideration for Falconbridge

The acquisition consideration for Falconbridge will be financed through new debt facilities, as set out in the description of the new debt facilities in paragraphs 8.1(c) and 8.1(d) of Part VI – "Additional Information – Material contracts". It is assumed that these new loan facilities, including the Equity Bridge Facility, would be accounted for as debt.

Impact of raising debt:

- Assets:

Cash would increase by the amount received from the debt raised less the expenses associated with securing the debt.

- Liabilities:

Borrowed funds would increase by the net amount of debt raised to finance the consideration for the Proposed Acquisition.

- Earnings:

The costs associated with raising the debt will be included in the initial measurement of the debt, which would then be amortised over the period until repayment of the debt using the effective interest rate method.

To the extent that tax synergies arise as a result of the acquisition structures, these will be reflected as a reduced income tax charge.

2.2 Acquisition of Falconbridge

It is anticipated that the Xstrata Group would pay an aggregate cash consideration to Falconbridge Shareholders for all of the issued and outstanding common shares of Falconbridge (not already owned by the Xstrata Group) under the terms of the Xstrata Offer.

Under IFRS 3 "Accounting for Business Combinations", Xstrata would account for the Proposed Acquisition as an acquisition and would be required to fair value the tangible, intangible and contingent assets, liabilities and contingent liabilities of Falconbridge acquired at the completion date of the acquisition and to reflect any remaining difference between their fair value and that of the consideration paid and expenses of the transactions as goodwill, where the consideration exceeds the fair value of the net assets acquired. To the extent that the fair value of the net assets acquired exceeds the fair value of the consideration and expenses for each acquisition, the difference (negative goodwill) will be written-off to the income statement.

The costs associated with the transaction would be added to the cost of investment as it is assumed that all costs of the transaction are borne by Xstrata.

Impact of paying the consideration and associated costs and consolidating Falconbridge into the Enlarged Group:

- Assets:

Payment of consideration and associated costs

Cash would decrease by the aggregate cash amount paid as the consideration for Falconbridge Shares and the costs associated with the Proposed Acquisition.

Recognition of Falconbridge's tangible and intangible assets

Consolidated assets are estimated to increase on a line-by-line basis, being the recognition of Falconbridge's tangible and separately identifiable intangible assets at their fair value on acquisition.

Recognition of goodwill
Goodwill would be recognised, being the excess of the fair value of the purchase consideration for each company (comprising the cash consideration and the costs associated with each acquisition) over the fair value of Falconbridge's net assets (excluding minority interests).

The Xstrata Directors have not completed their purchase price allocation process to enable them to allocate the purchase price between goodwill and the net assets of Falconbridge, in accordance with IFRS 3. The fair value of Falconbridge's net assets will be performed as at the date of completion of the Proposed Acquisition.

- Liabilities:

Recognition of Falconbridge's liabilities
Consolidated liabilities are estimated to increase on a line-by-line basis, being the recognition of Falconbridge's total liabilities (including contingent liabilities to be recognised in accordance with IFRS3). Interest bearing liabilities would be reduced to the extent that they are refinanced upon acquisition.

- Earnings:

Earnings would be impacted by consolidating Falconbridge into the Xstrata Group based on the future earnings of the Falconbridge Group from the date of completion of the Proposed Acquisition, taking into account the impact on the earnings arising from the fair value exercises, and allocation of the purchase price to the net assets acquired of each company, performed in accordance with IFRS. This will include, but is not limited to:

- depreciation on any increase in the value of tangible and intangible assets with finite useful lives;
- the impact on interest expense of the refinancing of any interest bearing liabilities upon acquisition; and
- the impact on tax expense of the additional depreciation, and unwinding of any additional deferred tax liability recognised as a result of the Proposed Acquisition.

2.3 Principal differences in the application of Xstrata's accounting policies and those applied by Falconbridge
The historical financial information on the Xstrata Group for the two years ended 31 December 2003 and 31 December 2004 was prepared in accordance with UK GAAP. Financial information on the Xstrata Group for the years ended 31 December 2004 and 31 December 2005 was prepared in accordance with IFRS following the Xstrata Group's adoption of IFRS effective 1 January 2005. The historical financial information on the Falconbridge Group reproduced in Part III – "Information on the Falconbridge Group" has been prepared and presented in accordance with Canadian GAAP. Certain differences exist between UK GAAP and Canadian GAAP, and IFRS and Canadian GAAP, which might be material to the profits and shareholders' equity shown in the financial information herein.

The principal relevant differences between UK GAAP and Canadian GAAP, and between IFRS and Canadian GAAP, that the Directors believe could be material to the Falconbridge Group's profits and shareholders' funds are described below. The Falconbridge Group has not prepared its financial information in accordance with either UK GAAP or IFRS and, accordingly, the Directors cannot offer any assurance that the differences described below are complete or would in fact be the accounting principles creating the greatest differences between financial information of the Falconbridge Group prepared under Canadian GAAP and UK GAAP, and Canadian GAAP and IFRS. The following summary does not include all differences that exist between UK GAAP and Canadian GAAP, or between IFRS and Canadian GAAP, and is not intended to provide a comprehensive listing of all such differences specifically related to the Falconbridge Group or the industries in which it operates.

The differences described below reflect only those differences in accounting policies in force at the time of the preparation of the historical financial information on the Falconbridge Group and has been based on an analysis of the Falconbridge Group's accounting policies as disclosed in the publicly available information relating to Falconbridge. This is based purely on how Falconbridge's accounting policies are described in Falconbridge's publicly available information. There has been no attempt to identify future differences between UK GAAP and Canadian GAAP, or between IFRS and Canadian GAAP, as the result of proscribed changes in accounting standards, transactions or events that may occur in the future. The

Interest payments and accretion expense, arising from adjusting the time value of the principal of the debentures over time, are recorded as an expense.

Preference shares
Under IFRS there is a requirement to split financial instruments such as preference shares into their equity and liability components. The split is determined based on the fair value of the liability. Generally a preference share will have a liability component if the issuer has an obligation, or a potential obligation, to transfer cash or other financial assets to the holder.

Under Canadian GAAP, Falconbridge classifies preference shares based on the substance of the shares.

Under Canadian GAAP prior to 1 January 2005 Falconbridge classified all preference shares as equity.

With effect from 1 January 2005, as a result of new accounting recommendations, some preference shares were reclassified as liabilities because their conversion feature represent a fixed obligation of Falconbridge.

Environmental protection, rehabilitation and closure costs
IFRS and Canadian GAAP both require that liabilities be recognised in respect of environmental protection, rehabilitation and closure costs obligations.

Under IFRS provision is made in the accounting period when the related environmental disturbance occurs, based on the estimated future costs to restore the disturbed area. The provision is discounted where discounting has a material effect. At the time of establishing the provision, a corresponding asset is capitalised (where it gives rise to a future benefit) and depreciated in line with the underlying asset to which it relates. Any provisions are reviewed on an annual basis for changes in cost estimates or life of operations.

Whilst accounting for these liabilities under current Canadian GAAP is broadly consistent with IFRS, there are differences in the way the provisions are calculated which may affect the value of the liability recorded.

Canadian GAAP requires that the provision be based on the fair value of the legal obligations an entity has. The fair value is to be an estimate of the amount of the consideration that would be agreed upon in an arms length transaction between knowledgeable willing parties who have no compulsion to act. This is different to IFRS which requires management to estimate the future cost of restoring the area at the time this is expected to occur for both legal and constructive obligations. The interest rates used to discount these costs may also differ. IFRS requires the use of a pre-tax discount rate that reflects current market assessments of the time value of money and those risks specific to the liability that have not been reflected in the best estimate of expenditure, whereas Canadian GAAP requires the use of a credit-adjusted risk-free interest rate.

There are also differences in the way that changes to original assumptions are accounted for in periods after the initial recognition of the liability. Under IFRS provisions are reviewed and adjusted on an annual basis for changes in both cash flow and discounting assumptions. Under Canadian GAAP no changes can be made to the interest rate used to discount the original provision except in instances where expected future cash flows increase. In this case the incremental cash flows are discounted at the credit-adjusted risk-free interest rate applicable at the date of the revision.

Deferred tax
Under IFRS, deferred tax is recognised on temporary differences. Temporary differences are recognised as the difference between the tax base of the asset or liability and its carrying amount in the balance sheet.

The same approach is followed under Canadian GAAP, however there are slight differences such that it is necessary to determine whether all temporary differences under Canadian GAAP would be temporary differences under IFRS, and vice versa.

Defined benefit pension schemes
Under IFRS and Canadian GAAP, net surpluses and deficits of funded schemes for pensions and other post-retirement benefits are included in the balance sheet and movements are reflected in the income statement with some exceptions. Specifically, an entity may elect under IFRS to: recognise actuarial gains and losses directly in equity in the Statement of

Recognised Income and Expenses, recognise gains or losses immediately in the profit or loss, or recognise the gains and losses in the profit and loss systematically and gradually over subsequent periods using the 'corridor approach'. Under the corridor approach, the minimum amount that should be recorded is the excess of the cumulative unrecorded net actuarial gain or loss at the beginning of the period over the greater of 10% of the beginning-of-the-period balances of the accrued benefit obligations and the fair value or market related value of plan assets. The minimum amount to record is the excess divided by the average remaining service period of active employees. Whilst recognising actuarial gains and losses directly in the profit and loss, or in the profit and loss under the corridor approach, is acceptable under Canadian GAAP, recognising actuarial gains and losses directly in equity is not.

Share-based payments

IFRS requires an expense to be recognised where the entity buys goods or services in exchange for shares or rights over shares (equity-settled transactions). The main impact of this on an entity is the expensing of the employees' and Directors' share options and other share-based incentives by using an option pricing model, with a credit to equity.

Canadian GAAP and IFRS accounting for equity settled transactions is largely converged although there are some slight differences in accounting for employee share purchase plans that provide a discount to employees.

Exploration and evaluation expenditure

Under IFRS the Xstrata Group capitalises exploration and evaluation expenditure for an area of interest provided that: it expects that cost will be recouped through successful development and exploration or through sale; or if exploration and evaluation has not reached a stage which permitted a reasonable assessment of the existence of economically recoverable reserves, significant operations in the area are continuing or are planned for the future.

Whilst Canadian GAAP would generally not preclude this policy, Falconbridge's accounting policy in respect of exploration and evaluation expenses is to charge them against earnings unless enough work has been done to indicate future mine production as reasonably certain.

Property, plant and equipment

Under IFRS, the Xstrata Group has determined the deemed cost of property, plant and equipment at 1 January 2004, the date of transition to IFRS, by reference to its depreciated replacement cost at that date. Under Canadian GAAP, all items of property, plant and equipment are recorded at depreciated historical cost.

2.3.2 Principal differences in the application of UK GAAP by Xstrata and the accounting policies applied by Falconbridge

Impairment

Both UK and Canadian GAAP require that tangible and intangible non-current assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment, however, may be recognised at different times under UK GAAP and Canadian GAAP.

Under UK GAAP, the impairment test for determining the recoverable amount of non-current assets is the higher of net selling price and value in use, being the discounted future cash flows to be generated by the asset. To the extent that the carrying amount exceeds the recoverable amount, the fixed asset is written down to the recoverable amount.

Under Canadian GAAP, assets are evaluated for impairment first on an undiscounted basis by comparing the estimated sum of the undiscounted cash flows attributable to the asset with its carrying amount. Only if the asset fails this recoverability test will the amount of the impairment loss be calculated by comparing the asset's carrying amount to its fair value.

UK GAAP requires an impairment charge to be reversed for an asset (excluding goodwill in certain circumstances) if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. Canadian GAAP does not allow the reversal of impairment losses previously recognised.

Environmental protection, rehabilitation and closure costs

UK and Canadian GAAP both require that liabilities be recognised in respect of environmental protection, rehabilitation and closure costs obligations.

Under UK GAAP provision is made in the accounting period when the related environmental disturbance occurs, based on the estimated future costs to restore the disturbed area. The provision is discounted where discounting has a material effect. At the time of establishing the provision, a corresponding asset is capitalised (where it gives rise to a future benefit) and depreciated in line with the underlying asset to which it relates. Any provisions are reviewed on an annual basis for changes in cost estimates or life of operations.

Whilst accounting for these liabilities under current Canadian GAAP (refer below for discussion of changes in Canadian GAAP) is broadly consistent with UK GAAP, there are differences in the way the provisions are calculated which may affect the value of the liability recorded.

Canadian GAAP requires that the provision be based on the fair value of the legal obligations an entity has. The fair value is to be an estimate of the amount of the consideration that would be agreed upon in an arms length transaction between knowledgeable willing parties under no compulsion to act. This is different to UK GAAP which requires management to estimate the future cost of restoring the area at the time this is expected to occur for both legal and constructive obligations. The interest rates used to discount these costs may also differ. UK GAAP requires the use of a pre-tax discount rate that reflects current market assessments of the time value of money and those risks specific to the liability that have not been reflected in the best estimate of the expenditure, whereas, Canadian GAAP requires the use of credit adjusted risk free interest rate.

There are also differences in the way that changes to original assumptions are accounted for in periods after the initial recognition of the liability. Under UK GAAP provisions are reviewed and adjusted on an annual basis for changes in both cash flow and discounting assumptions. Under Canadian GAAP no changes can be made to the interest rate used to discount the original provision except in instances where expected future cash flows increase. In this case the incremental cash flows are discounted at the credit-adjusted risk-free interest rate applicable at the date of the revision.

The current Canadian GAAP position was applied by the Falconbridge Group for the first time on 1 January 2003. Previously, Canadian GAAP required the expensing of ongoing site restoration costs when they were incurred and the recognition of future restoration liabilities over the life of the operations.

Deferred tax

Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with some exceptions including:

- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Canadian GAAP follows a balance sheet concept of temporary differences in a similar manner to US GAAP and IFRS. Temporary differences include not only timing differences but other differences between the accounting and tax bases of assets and liabilities, such as a revaluation of assets for which no equivalent adjustment is made for tax purposes.

Share based payments – share options

Under UK GAAP, the Xstrata Group did not account for the cost of share options issued whereas it did account for the cost of shares awarded.

Under Canadian GAAP the fair value of share options at the grant date (for options granted since 1 January 2002) is recognised over the vesting period of the options granted, for those options that are likely to vest. Appropriate valuation techniques are utilised to calculate the fair value of the options, for example the Black Scholes model.

Defined benefit pension plans

Under UK GAAP the Xstrata Group applied SSAP 24 'Accounting for Pension Costs'. This standard required that pension costs be charged to the income statement over the employees' working lives with the Xstrata Group. The regular cost was

attributed to individual years using the projected unit method. Actuarial gains and losses were amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account were treated as either provisions or prepayments in the balance sheet.

This contrasts with Canadian GAAP whereby net surpluses and deficits of funded schemes for pensions and other post retirement benefits are included in the balance sheet and all movements are reflected in the income statement, except for some specific items including actuarial gains and losses in some instances. Specifically, an entity may elect to recognise actuarial gains and losses in the income statement not as they occur, but systematically and gradually over subsequent periods using the 'corridor approach'. Under the corridor approach, the minimum amount that should be recorded is the excess of the cumulative unrecorded net actuarial gain or loss at the beginning of the period over the greater of 10% of the beginning-of-the-period balances of the accrued benefit obligations and the fair value or market related value of plan assets. The minimum amount to record is the excess divided by the average remaining service period of active employees.

Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared.

Under Canadian GAAP, dividends are recorded in the period in which dividends are declared. This could result in dividends being recorded in a later period under Canadian GAAP.

Financial instruments

Derivatives

The Xstrata Group is party to derivative contracts in respect of some of their future transactions in order to hedge their exposure to fluctuations between certain currencies. Under UK GAAP applied by the Xstrata Group, these contracts were accounted for as hedges whereby gains and losses were deferred and subsequently recognised when the hedged transaction occurred.

Canadian GAAP is broadly similar to UK GAAP except that effective 1 January 2004 Canadian GAAP was altered to provide for more restrictive conditions as to when hedge accounting may be used.

Convertible Debentures

Under UK GAAP, the Xstrata Group classified convertible debentures as liabilities with any interest payable being charged to the income statement in the period in which it is incurred.

Under Canadian GAAP, Falconbridge classifies convertible debentures based on the substance of the debenture. This results in the debentures outstanding being classified in both their equity and debt components. Interest is only expensed to the extent that it related to the debt component of the debenture. Under Canadian GAAP, prior to 1 January 2005 the liability component was calculated as the present value of the interest portion of the debt and the equity element was the principal.

Exploration and evaluation expenditure

Under UK GAAP the Xstrata Group capitalised exploration and evaluation expenditure for an area of interest provided that: it was expected that cost would be recouped through successful development and exploration or through sale; or in circumstances when exploration and evaluation had not reached a stage which permitted a reasonable assessment of the existence of economically recoverable reserves when significant operations in the area were continuing.

Whilst Canadian GAAP would generally not preclude this policy, Falconbridge's accounting policy in respect of exploration and evaluation expenses is to charge them against earnings unless enough work has been done to indicate future mine production as reasonably certain.

Acquisition accounting

Business combinations are accounted for using the purchase method of accounting under both UK GAAP and Canadian GAAP. Under the purchase method, assets and liabilities acquired are accounted for at fair value at the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired is capitalised as goodwill and is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Whilst the purchase method of accounting is used under UK GAAP and Canadian GAAP, the balance sheet measurement of the minority interest in an acquired subsidiary differs between the two.

UK GAAP requires that any minority interest arising on acquisitions be stated at the minority's proportion of the fair values of the net assets of the acquired subsidiary. This treatment is not permitted under Canadian GAAP.

The Canadian GAAP treatment would generally result in minority interests being presented at the date of acquisition, in the consolidated balance sheet at an amount equal to the minority's share of the pre-acquisition carrying amount of the subsidiary's net assets. When consolidating the assets and liabilities of an acquired subsidiary that is not wholly-owned, the fair value adjustments are limited to the amount attributable to the parent company's ownership percentage. As a result, the assets and liabilities of the subsidiary are included on a 'mixed' basis in the consolidated financial statements.

Calculating the purchase cost for an acquisition may also differ between UK GAAP and Canadian GAAP. This is for the following reasons:

(i) when the purchase consideration includes equity instruments that have been issued by the acquirer UK GAAP requires that their value be calculated on the date of exchange. Canadian GAAP however specifies that their value be based on a reasonable period of time before and after the date the terms of the acquisition are agreed to and announced. Since there may be an extended period of time between the announcement date and closing date, the difference in the measurement date can cause a significant difference in the measurement of the purchase consideration;

(ii) UK GAAP requires that contingent consideration be recorded at the date of acquisition if it is probable that the conditions for the payment of contingent consideration will be met and the amount can be reliably measured. Any subsequent adjustments to contingent consideration will be reflected in the carrying amount of goodwill. Under Canadian GAAP however contingent consideration only needs to be recorded where a payment is likely beyond reasonable doubt; and

(iii) Canadian GAAP allows the purchase cost to be based on the acquirer's share of the fair value of the net assets or equity instrument acquired if it can be more reliably measured than the purchase consideration. This is not allowable under UK GAAP.

Interest costs
Under UK GAAP the Xstrata Group capitalised interest on borrowings used to fund expenditure on mineral properties and mines, provided the borrowings related directly to the assets.

Under Canadian GAAP Falconbridge capitalises interest for all eligible capital expenditure programs but does not require the borrowings to be directly attributable to the asset.

Joint ventures
Under UK GAAP the Xstrata Group accounted for its interest in incorporated joint ventures under the 'gross equity method' whereby the Xstrata Group's share in the joint venture's turnover and operating profit was disclosed separately on the face of the income statement.

Under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated.

This difference may result in an adjustment to the shareholders' equity amount reported under Canadian GAAP if an incorporated joint venture was reporting losses. This is because the gross equity method applied under UK GAAP would generally be discontinued where accumulated losses are greater than the cost of the investment, whereas proportional consolidation would continue to apply under Canadian GAAP.

Part V

Principal Terms of the Proposed Acquisition

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The following summary of the principal terms of the Xstrata Offer, and the other information in this document in respect of the Xstrata Offer, is subject in its entirety to the actual terms and conditions of the Xstrata Offer which are set out in the Offer Document.

The Xstrata Offer
The Offeror is offering, upon and subject to the terms and conditions of the Xstrata Offer, to purchase at a price of C$52.50 in cash all of the issued and outstanding Falconbridge Shares, together with the associated SRP Rights, other than any Falconbridge Shares owned directly or indirectly by the Xstrata Group, and including Falconbridge Shares that may become issued and outstanding after the date of the Xstrata Offer, but before the Expiry Time, upon the conversion, exchange or exercise of any Falconbridge convertible securities (other than SRP Rights).

Based on publicly available information, the Company believes that as of 16 May 2006 there were 372,619,079 Falconbridge Shares outstanding and a weighted average number of Falconbridge Shares of approximately 379,774,000 on a fully-diluted basis for the month ended 30 April 2006. Xstrata Alberta, a wholly-owned indirect subsidiary of Xstrata, currently beneficially owns 73,665,996 Falconbridge Shares, representing approximately 19.8% of the outstanding Falconbridge Shares as of 16 May 2006 and approximately 19.4% of the Falconbridge Shares on a fully-diluted basis (based on the weighted average for the month ended 30 April 2006).

The Xstrata Offer is made only for Falconbridge Shares and is not made for any Falconbridge stock options, Falconbridge convertible debentures or any other Falconbridge convertible securities (other than the associated SRP Rights).

It is a condition of the Xstrata Offer that the Offeror shall have determined in its sole judgement that, on terms satisfactory to the Offeror: (i) the Shareholder Rights Plan does not provide rights to the Falconbridge Shareholders to purchase any securities of Falconbridge as a result of the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the Xstrata Offer, the Offeror or Xstrata, either before or on consummation of the Xstrata Offer, or the acquisition by the Offeror of any Falconbridge Shares under the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (ii) the board of directors of Falconbridge shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Falconbridge Shares by the Offeror under the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; (iii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Falconbridge Shares upon the exercise of the SRP Rights; (iv) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Falconbridge Shares with respect to the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

The Offeror
The Offeror was incorporated under the laws of Ontario on 6 February 2006 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Xstrata Offer. The Offeror is a wholly-owned indirect subsidiary of Xstrata.

Duration of the Xstrata Offer
The Xstrata Offer is open for acceptance until 8.00 p.m (Toronto time) on Friday, 7 July 2006, or such later or earlier time or times and date or dates as may be fixed by the Offeror from time to time pursuant to the Offer Document, unless the Xstrata Offer is withdrawn in accordance with its terms by the Offeror.

Conditions of the Xstrata Offer
Notwithstanding any other provision of the Xstrata Offer and subject to applicable laws, under the terms of the Offer Document, the Offeror has the right to withdraw or terminate the Xstrata Offer (or amend the Xstrata Offer to postpone taking up and paying for any Falconbridge Shares deposited under the Xstrata Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Xstrata Offer is open and postpone taking up and paying for, any Falconbridge Shares deposited under the Xstrata Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Xstrata Offer and not withdrawn at the Expiry Time (i) such number of Falconbridge Shares that, together with Falconbridge Shares held by the Offeror and its affiliates (as defined in the OSA), constitutes at least 66⅔% of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27 (together, the "Minimum Tender Condition");

(b) the Offeror shall have determined in its sole judgement that, on terms satisfactory to the Offeror: (i) the Shareholder Rights Plan does not provide rights to the Falconbridge Shareholders to purchase any securities of Falconbridge as a result of the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the Xstrata Offer, the Offeror or Xstrata, either before or on consummation of the Xstrata Offer, or the acquisition by the Offeror of any Falconbridge Shares under the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (ii) the board of directors of Falconbridge shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Falconbridge Shares by the Offeror under the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; (iii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Falconbridge Shares upon the exercise of the SRP Rights; (iv) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Falconbridge Shares with respect to the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction;

(c) all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions and exemptions (including, without limitation, those required under the Investment Canada Act and those of any stock exchange or other securities regulatory authority) that, in the Offeror's sole judgement, are necessary or desirable to complete the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting on suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole judgement;

(d) without limiting the scope of the condition in paragraph (c), (i): either (x) the Commissioner of Competition shall have issued an Advance Ruling Certificate (an "ARC") under Section 102 of the Competition Act (Canada) in respect of the purchase of the Falconbridge Shares by the Offeror, or (y) the waiting period under Part IX of the Competition Act (Canada) shall have expired or have been waived and the Offeror shall be satisfied in its sole judgement that the Commissioner of Competition does not intend to oppose the purchase of the Falconbridge Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act (Canada) in respect of the purchase of the Falconbridge Shares by the Offeror; (ii) the applicable waiting period (and any extensions thereof) under the HSR Act with respect to the Xstrata Offer shall have expired or been terminated; (iii) the Xstrata Offer shall have been approved or deemed approved under the EC Merger Regulation; and (iv) any applicable waiting periods (and any extensions thereof) under any other competition, merger, control or similar law, rule, regulation or policy or any governmental or regulatory approval or consent in respect of competition or merger control matters, shall have expired or been earlier terminated, or been granted or deemed granted, on terms and conditions satisfactory to the Offeror in its sole judgement;

(e) the Offeror shall have determined in its sole judgement that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Falconbridge Shares, or the right of the Offeror to own or exercise full rights of ownership of the Falconbridge Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(ii) which, if the Xstrata Offer was consummated, could, in the Offeror's judgement, be expected to have a Material Adverse Effect on Falconbridge, the Offeror or Xstrata, materially and adversely affect the value of the Falconbridge Shares to the Offeror, or the Offeror's ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction; or

(iii) which, in the sole judgement of the Offeror, might make it inadvisable for the Offeror to proceed with the Xstrata Offer and/or with the taking up and paying for Falconbridge Shares under the Xstrata Offer;

(f) there shall not exist any prohibition at law against the Offeror making the Xstrata Offer or taking up and paying for any Falconbridge Shares deposited under the Xstrata Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g) the Offeror shall have determined, in its sole judgement, that neither Falconbridge nor any of its affiliates or associates (each as defined in the OSA) nor any other party has taken any action, or disclosed any previously undisclosed action taken by them, that might make it inadvisable for the Offeror to proceed with the Xstrata Offer and/or to take up and pay for Falconbridge Shares deposited under the Xstrata Offer including, without limitation, (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Falconbridge or any of its affiliates or subsidiaries (other than any such sale, disposition or other dealing between Falconbridge and any affiliate or subsidiary of Falconbridge or in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of options to acquire Falconbridge Shares or convertible debentures of Falconbridge existing on the date of the Offer Document in accordance with their terms as publicly disclosed prior to the date of the Offer Document) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Falconbridge or any of its affiliates or subsidiaries, any reorganisation of Falconbridge and its affiliates and subsidiaries or any other action or inaction that would have the effect of preventing the Offeror from obtaining a full tax cost "bump" pursuant to paragraph 88(1)(d) of the Tax Act (Canada) in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property directly owned by Falconbridge on 16 May 2006, the date immediately preceding the date of the public announcement of the Offeror's intention to make the Offer, or any take-over bid (other than the Xstrata Offer and the Inco Offer on the terms and conditions of the Inco Offer as of the date of the Offer Document), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Falconbridge or any of its affiliates or subsidiaries or any capital expenditure by Falconbridge or any of its affiliates or subsidiaries not in the ordinary course of business and consistent with past practice, (ii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Falconbridge's or its affiliates' or subsidiaries' employees, consultants or directors, (iii) adopting, establishing or entering into, or amending or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Falconbridge or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Xstrata Offer and Offer Document, (iv) except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Falconbridge or any of its affiliates or subsidiaries, or (v) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Falconbridge, or any agreement to engage in any of the foregoing;

(h) the Offeror shall have determined, in its sole judgement, that: (i) no material right, franchise or licence of Falconbridge or of any of its subsidiaries has been impaired (or threatened to be impaired) or adversely affected (or threatened to be adversely affected), whether as a result of the making of the Xstrata Offer, the taking up and paying for Falconbridge Shares deposited under the Xstrata Offer or otherwise; (ii) no covenant, term or condition exists in any instrument or agreement to which Falconbridge or any of its subsidiaries is a party or to which any of them or any of their assets are subject that might make it inadvisable for the Offeror to proceed with the Xstrata Offer or with taking-up and paying for Falconbridge Shares deposited under the Xstrata Offer (including, without limitation, any default that may ensue as a result of the Offeror taking up or paying for Falconbridge Shares under the Xstrata Offer); and (iii) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, enquiry or other occurrence of any nature

whatsoever which materially adversely affects, or may materially adversely affect, the financial, banking or capital markets generally;

(i) the Offeror shall not have become aware of any adverse claim, impairment, right, interest, limitation or other restriction of any kind whatsoever not specifically and publicly disclosed by Falconbridge prior to 16 May 2006, being the date immediately preceding the date of the public announcement of the Offeror's intention to make the Offer, in respect of any of the properties or assets, including any mineral rights or concessions, of Falconbridge or its affiliates or subsidiaries;

(j) the Offeror shall have determined, in its sole judgement, that there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally by way of press release and material change report or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalisation, properties, condition (financial or otherwise), prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Falconbridge or any of its subsidiaries which, in the sole judgement of the Offeror, when considered either individually or in the aggregate, is expected to have a Material Adverse Effect on Falconbridge, or which, if the transactions contemplated by the Xstrata Offer were consummated, would be expected to have a Material Adverse Effect on the Offeror or Xstrata;

(k) the Offeror shall not have become aware of any untrue statement of a material fact in any form, report, schedule, statement, material change report or other document required to be filed by or on behalf of Falconbridge with the Securities Authorities (being the securities commissions and similar regulatory authorities in each of the provinces and territories in Canada and the SEC) and all applicable stock exchanges and self-regulatory authorities (the "Public Documents"), or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made in the Public Documents which the Offeror shall have determined in its sole judgment constitutes a Material Adverse Effect on Falconbridge or which, if the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be reasonably expected to constitute a Material Adverse Effect on the Offeror or Xstrata; and

(l) Xstrata Shareholders shall have approved the acquisition of Falconbridge Shares pursuant to the Xstrata Offer in accordance with the Listing Rules, and an increase in the authorised but unissued share capital of the Company and the renewal of the authorisation of Xstrata's directors to allot relevant securities of the Company for the purposes of section 80 of the Companies Act. The Xstrata Offer is not conditional on the passing of any other resolution or any special resolution that may be proposed at any extraordinary general meeting of Shareholders.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other right which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Xstrata Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the depositary of the Xstrata Offer at its principal office in the City of Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the depositary of the Xstrata Offer as soon as practicable thereafter to notify the Shareholders in the manner set forth in the Offer Document and will provide a copy of the aforementioned notice to the TSX and the NYSE. If the Xstrata Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Falconbridge Shares deposited under the Xstrata Offer.

Payment

Upon the terms and subject to the conditions of the Xstrata Offer, the Offeror will take up and pay for Falconbridge Shares validly deposited under the Xstrata Offer and not properly withdrawn not later than 10 calendar days after the Expiry Time.

Any Falconbridge Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Falconbridge Shares deposited under the Xstrata Offer after the first date upon which Falconbridge Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

All payments under the Xstrata Offer will be made in Canadian dollars, except where Falconbridge Shareholders deposit Falconbridge Shares with the depositary and elect to receive payment in US dollars. The amount payable in US dollars will be determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to US dollars on the business day immediately preceding the date of delivery of such payment by the depositary.

Withdrawal of deposited Falconbridge Shares

Falconbridge Shares deposited under the Xstrata Offer may be withdrawn by or on behalf of the depositing Falconbridge Shareholder at any time before the Falconbridge Shares have been taken up by the Offeror pursuant to the Xstrata Offer and in certain other circumstances set out in the Offer Document.

Market purchases

The Offeror does not currently intend, but has reserved the right, to acquire, or cause an affiliate to acquire, additional beneficial ownership of Falconbridge Shares or securities convertible into Falconbridge Shares by making purchases through the facilities of the TSX, subject to applicable laws, at any time prior to the Expiry Time. The Offeror has committed in the Offer Document not to make any such purchases of Falconbridge Shares until the third business day following the date of the Xstrata Offer. The aggregate number of Falconbridge Shares acquired by the Offeror through the facilities of the TSX during the course of the Xstrata Offer shall not exceed 5% of the outstanding Falconbridge Shares as of the date of the Xstrata Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Falconbridge Shares or securities convertible into Falconbridge Shares have been purchased. If the Offeror purchases Falconbridge Shares through the facilities of the TSX while the Xstrata Offer is outstanding, the Falconbridge Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell Falconbridge Shares taken up under the Xstrata Offer, subject to applicable laws, it has reserved the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Falconbridge Shares after the Expiry Time.

Other terms of the Xstrata Offer

The Xstrata Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Xstrata Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Offeror has reserved the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Falconbridge Shares deposited pursuant to the Xstrata Offer, but any such transfer will not relieve the Offeror of its obligation under the Xstrata Offer and will in no way prejudice the rights of persons depositing Falconbridge Shares to receive payment for Falconbridge Shares validly deposited and accepted for payment pursuant to the Xstrata Offer.

In any jurisdiction in which the Xstrata Offer is required to be made by a licensed broker or investment dealer, the Xstrata Offer shall be made on behalf of the Offeror by brokers or investment dealers licensed under the laws of such jurisdiction.

Under the Offer Document, the Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Xstrata Offer (including, without limitation, the satisfaction of the conditions of the Xstrata Offer), the Offer Document and related documents, the validity of any acceptance of the Xstrata Offer and the validity of any withdrawals of Falconbridge Shares.

The Xstrata Offer is not being made to, nor will deposits be accepted from or on behalf of, Falconbridge Shareholders residing in any jurisdiction in which the making of the Xstrata Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to

make the Xstrata Offer in any jurisdiction and extend the Xstrata Offer to Falconbridge Shareholders in any such jurisdiction.

Purpose of the Xstrata Offer and plans for Falconbridge

The purpose of the Xstrata Offer is to enable the Offeror to acquire beneficial ownership of all the Falconbridge Shares not already owned by the Xstrata Group. If the Offeror takes up and pays for a sufficient number of Falconbridge Shares validly deposited under the Xstrata Offer, the Offeror intends to complete a Compulsory Acquisition or to complete a Subsequent Acquisition Transaction, if available, to acquire all the outstanding Falconbridge Shares not deposited under the Xstrata Offer. If permitted by applicable laws, subsequent to the completion of the Xstrata Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Falconbridge Shares from the TSX and the NYSE. For so long as Falconbridge has public debt outstanding, there may be limitations on its ability to cease to be a reporting issuer and to cease to have public reporting obligations.

If the Offeror proposes a Compulsory Acquisition or a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Falconbridge Shares in the open market, in privately negotiated transactions, in another take over bid or otherwise, or selling or otherwise disposing of any or all of the Falconbridge Shares acquired pursuant to the Xstrata Offer.

Upon completion of the Xstrata Offer, the Offeror intends to conduct a detailed review of Falconbridge and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organisational and capital structure. Promptly upon the initial take up and payment by the Offeror of such number of Falconbridge Shares representing at least a majority of the outstanding Falconbridge Shares, the Offeror will be entitled to requisition a meeting of the Falconbridge Shareholders at which the Offeror may remove the current members of the Falconbridge board of directors and elect directors nominated by the Offeror.

If the Xstrata Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction are successful:

(a) the Offeror will own all of the equity interests in Falconbridge and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

(b) current holders of Falconbridge Shares (other than the Offeror) will no longer have any interest in Falconbridge or Falconbridge's assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

(c) the Offeror will have the right to elect all directors to the board of directors of Falconbridge;

(d) subject to any obligations with respect to Falconbridge's outstanding public debt, preferred shares, junior preference shares and options which remain outstanding, Falconbridge will no longer be a public company and Falconbridge will no longer file periodic reports (including financial information) with any securities regulatory authorities; and

(e) the Falconbridge Shares will no longer trade on the TSX or NYSE.

Part VI

Additional Information

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1. Responsibility

The Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors confirm that the information relating to the Falconbridge Group and key individuals important to the Falconbridge Group's business, which has been sourced from information included in public documents filed by the Falconbridge Group, has been accurately reproduced from those sources and, as far as the Company is aware and is able to ascertain from information included in public documents filed by the Falconbridge Group, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2. Directors', Senior Executives' and others' interests

2.1 The Directors and Secretary

Name	Age	Position
Directors:		
Willy Strothotte†	62	Chairman
Mick Davis	48	Chief Executive
Trevor Reid	45	Chief Financial Officer
Santiago Zaldumbide	63	Executive Director, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc
Ivan Glasenberg†	49	Non-executive Director
Paul Hazen	64	Non-executive Director
Robert MacDonnell	68	Non-executive Director
Sir Steve Robson CB	62	Non-executive Director
David Rough	55	Non-executive Director
Dr. Frederik Roux	58	Non-executive Director
Ian Strachan	63	Non-executive Director
Secretary:		
Richard Elliston		

† Glencore International Nominee

As announced by the Company on 11 May 2006, Mr. David Issroff resigned as a director of the Company with effect from 10 May 2006 following his decision to relocate to the USA for personal reasons. Mr. Issroff was previously a non-executive director of the Company and a Glencore International Nominee.

2.2 The Senior Executives

In addition to the Executive Directors, Messrs. Davis, Reid and Zaldumbide, the Company's senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below.

Name	Age	Position
Peter Coates	60	Chief Executive, Xstrata Coal
Peet Nienaber	55	Chief Executive, Xstrata Alloys
Charlie Sartain	45	Chief Executive, Xstrata Copper
Marc Gonsalves	44	Executive General Manager, Corporate Affairs

2.3 Directors' and Senior Executives' interests

The interests of the Directors and Senior Executives in the share capital of the Company (all of which are beneficial unless otherwise stated), including the interests of persons connected with the Directors and/or Senior Executives for the purposes of section 346 of the Companies Act, as notified to the Company pursuant to sections 324 or 328 of the Companies Act and entered in the register maintained pursuant to section 325 of the Companies Act, at the date of this document are as follows:

Name	Ordinary Shares beneficially held at the date of this document	
	No.	%
Executives		
Mick Davis	146,380	0.0208
Trevor Reid	–	–
Santiago Zaldumbide	–	–
Non-executives		
Willy Strothotte	–	–
Ivan Glasenberg	–	–
Paul Hazen	178,660	0.0253
Robert MacDonnell	295,920	0.0420
Sir Steve Robson CB	–	–
David Rough	14,576	0.0021
Dr Frederik Roux	–	–
Ian Strachan	6,500	0.0009
Senior Executives		
Peter Coates	–	–
Peet Nienaber	–	–
Charlie Sartain	–	–
Marc Gonsalves	–	–

The Directors and the Senior Executives have the same voting rights as all other Shareholders.

Details of the Directors' and the Senior Executives' non-beneficial interests in Ordinary Shares subject to options and awards are set out below.

Options over Ordinary Shares that have been granted to Directors and the Senior Executives for no consideration under the following Xstrata Share Schemes:

	Scheme	Number of Ordinary Shares over which options granted as at 29 May 2006	Exercise price	Exercisable between
Michael Davis[(1)]	Service Contract	444,860	£4.29	01.10.2005 01.10.2012
	Service Contract	444,860	£4.72	01.10.2006 01.10.2013
	Xstrata Long Term Incentive Plan	352,872	£3.60	10.02.2006 10.02.2013
	Xstrata Long Term Incentive Plan	689,655	£7.35	08.03.2007 08.03.2014
Trevor Reid[(2)]	Service Contract	222,430	£4.12	15.01.2006 15.01.2013
	Service Contract	222,430	£6.35	15.01.2007 15.01.2014
	Xstrata Long Term Incentive Plan	293,103	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	192,130	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	119,368	£17.17	10.03.2009 10.03.2016
Santiago Zaldumbide[(3)]	Xstrata Long Term Incentive Plan	268,966	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	221,189	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	118,703	£17.17	10.03.2009 10.03.2016
Peter Coates[(4)]	Xstrata Long Term Incentive Plan	86,439	£3.60	10.02.2006 10.02.2013
	Xstrata Long Term Incentive Plan	175,149	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	149,014	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	92,515	£17.17	10.03.2009 10.03.2016
Marc Gonsalves[(5)]	Xstrata Long Term Incentive Plan	132,759	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	108,228	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	82,742	£17.17	10.03.2009 10.03.2016
Peet Nienaber[(6)]	Xstrata Long Term Incentive Plan	113,843	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	96,673	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	56,067	£17.17	10.03.2009 10.03.2016
Charlie Sartain[(7)]	Xstrata Long Term Incentive Plan	113,843	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	125,038	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	85,144	£17.17	10.03.2009 10.03.2016

(1) Mr. Davis has a conditional right to acquire a further 206,897 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for such Ordinary Shares is 5 March 2007. Mr. Davis has a right to acquire 169,811 Ordinary Shares at no cost in respect of the 2005 bonus awards which by virtue of the terms of the 2005 bonus plan will vest on 25 February 2007. Mr. Davis has a further right to acquire 96,801 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 55,315 Ordinary Shares on 23 February 2007 and 41,486 Ordinary Shares on 23 February 2008.

(2) Mr. Reid has a conditional right to acquire a further 179,380 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 87,931 of such Ordinary Shares is 5 March 2007, for 57,639 Ordinary Shares is 11 March 2008 and for 33,810 Ordinary Shares is 10 March 2009. Mr Reid has a right to acquire 58,726 Ordinary Shares at no cost in respect of the 2005 bonus awards which will vest on 25 February 2006, by virtue of the terms of the bonus plan. Mr. Reid has a further right to acquire 32,372 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 25,856 Ordinary Shares on 23 February 2007 and 6,516 Ordinary Shares on 23 February 2008.

(3) Mr. Zaldumbide has a conditional right to acquire a further 182,658 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 80,690 Ordinary Shares is 5 March 2007, for 66,357 Ordinary Shares is 11 March 2008 and for 35,611 Ordinary Shares is 10 March 2009. Mr Zaldumbide has a right to acquire 43,450 Ordinary Shares at no cost in respect of the 2005 bonus awards which will vest on 25 February 2006, by virtue of the terms of the bonus plan. Mr. Zaldumbide has a further right to acquire 38,775 Ordinary Shares at no

cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 31,020 Ordinary Shares on 23 February 2007 and 7,755 Ordinary Shares on 23 February 2008.

(4) Mr Coates has a conditional right to acquire a further 125,004 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 52,545 Ordinary Shares is 5 March 2007, and for 44,704 Ordinary Shares is 11 March 2008 and for 27,755 Ordinary Shares is 10 March 2009. Mr. Coates has a further right to acquire 28,965 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 23,172 Ordinary Shares on 23 February 2007 and 5,793 Ordinary Shares on 23 February 2008.

(5) Mr Gonsalves has a conditional right to acquire a further 97,119 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 39,828 Ordinary Shares is 5 March 2007, for 32,468 Ordinary Shares is 11 March 2008 and for 24,823 Ordinary Shares is 10 March 2009. Mr. Gonsalves has a further right to acquire 20,744 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 16,595 Ordinary Shares on 23 February 2007 and 4,149 Ordinary Shares on 23 February 2008.

(6) Mr Nienaber has a conditional right to acquire a further 79,820 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 34,153 Ordinary Shares is 5 March 2007, for 29,002 Ordinary Shares is 11 March 2008 and for 16,820 Ordinary Shares is 10 March 2009. Mr. Nienaber has a further right to acquire 15,250 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest on 23 February 2007.

(7) Mr Sartain has a conditional right to acquire a further 97,207 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 34,153 Ordinary Shares is 5 March 2007, for 37,511 Ordinary Shares is 11 March 2008 and for 25,543 Ordinary Shares is 10 March 2009. Mr. Sartain has a further right to acquire 25,335 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 18,767 Ordinary Shares on 23 February 2007 and 6,568 Ordinary Shares on 23 February 2008.

Mr. Strothotte and Mr. Glasenberg are Directors nominated by Glencore International. Therefore, potential conflicts of interest may arise between the duties owed by such Directors to the Company and their duties to Glencore. The Relationship Agreement between the Company and Glencore regulates the ongoing relationship between the Company and Glencore. In particular, under the Relationship Agreement directors of Xstrata nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Company's board of directors to approve any aspect of Xstrata's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore.

To the best of the knowledge of the Company, there are no other potential conflicts of interests between any duties to the Company of the Company's directors and senior management and their private interests and/or other duties.

2.4 Interests of major shareholders

Interests for the purposes of the Companies Act

Insofar as is known to Xstrata, the name of each person who, directly or indirectly, has an interest in Xstrata's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such person's interest, as at 26 May 2006 (being the latest practicable date prior to the publication of this document) are as follows:

	Ordinary Shares	
Name	No.	%
Credit Suisse Securities (Europe) Limited[1]	151,931,204	21.56
Glencore International AG[1]	101,040,400	14.34
AXA Investment Managers UK Limited[2]	2,188,783	0.31

(1) As a result of their participation in a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Xstrata Group's acquisition of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the associated rights issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are jointly interested in 253,026,843 Ordinary Shares, representing approximately 35.90% of the current issued ordinary share capital of the Company. In addition to the interests of CSFB Equities and CSSEL, Xstrata has been informed by Credit Suisse that: (i) an additional 23,048 Ordinary Shares, representing approximately 0.003% of the current issued ordinary share capital of the Company, were in the course of settlement at the relevant time in the notification and the registered holder of such Ordinary Shares was not known; and (ii) the Credit Suisse group has interests in a further 347,244 Ordinary Shares, representing approximately 0.05% of the current issued ordinary share capital of the Company.

(2) AXA Investment Managers UK Limited ("AXA") notified the Company on 23 May 2006 that AXA holds a beneficial interest in 2,188,783 Ordinary Shares or approximately 0.31% of the current issued ordinary share capital of the Company and a non-beneficial interest in 71,587,335 Ordinary Shares or approximately 10.16% of the current issued ordinary share capital of the Company. In total, AXA is therefore deemed to have an interest in 73,776,118 Ordinary Shares, representing approximately 10.47% of the current issued ordinary share capital of the Company.

The Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

None of the major shareholders referred to above has different voting rights from other Shareholders.

Interests for the purposes of the Code

Following the implementation of the European Directive on Takeover Bids (Directive 2004/25/EC) in the UK on 20 May 2006, the Takeover Code (the "Code") now applies to Xstrata. As a result of this and the implementation of the changes to the Code contained in Response Statement 2005/3 ("Dealings in derivatives and options: control issues") issued by the Code Committee of the Takeover Panel, Glencore International sought and received a ruling from the Executive of the Takeover Panel that Glencore International is interested (for the purposes of the Code) in an aggregate of 252,601,000 Ordinary Shares being the 101,040,400 Ordinary Shares owned by it and the 151,560,600 Ordinary Shares which it is interested in

(for the purposes of the Code) pursuant to the Arrangement and that upon termination of the Arrangement Glencore International will be permitted to acquire the 151,560,600 Ordinary Shares currently held by CSSEL pursuant to the Arrangement without breaching Rule 5.1 of the Code or incurring an obligation under Rule 9.1 to make a mandatory cash offer for the shares not held by it in Xstrata.

3. Directors' service agreements and letters of appointment

3.1 Mr. Davis and Mr. Reid have employment agreements with Xstrata Services (UK) Limited ("Xstrata SL") but their services as Chief Executive and Chief Financial Officer respectively are provided to the Company under a secondment agreement entered into between the Company and Xstrata SL on 19 March 2002. Each of Mr. Davis and Mr. Reid are seconded to the Company for a fixed term of two years thereafter renewable by the Company for further periods of two years. The secondment agreements of Mr. Davis and Mr. Reid were renewed from 19 March 2004 until 19 March 2006 and from 19 March 2006 to 19 March 2008.

Under their employment agreements, Mr. Davis' salary is currently £950,000 per annum and Mr. Reid's salary is £444,050 per annum. In addition, each of Mr. Davis and Mr. Reid receives permanent health, life and private medical insurance, a housing allowance of US$184,168 per annum and US$142,789 per annum respectively (to enable each to maintain a residence in Switzerland so as to qualify under Swiss law for a work permit) and participates in money purchase retirement plans to which neither is required to make any contribution. In addition, Mr Reid is eligible to participate in the Xstrata LTIP and each of Mr. Davis and Mr. Reid is eligible to participate in the annual bonus scheme operated by the Company.

The employment of Mr. Davis and Mr. Reid may be terminated by not less than 12 months' notice by Xstrata SL or the Director concerned. On a termination of the employment agreement by Xstrata SL in breach, or if Mr. Davis or Mr. Reid resigns in circumstances where he cannot in good faith be expected to continue in employment, he is entitled to be paid a sum equal to 150% of his annual salary, an amount equal to his previous year's bonus and to have all entitlements under any retirement benefit arrangements in which he participates paid up to the date of termination of employment in accordance with the relevant plan rules.

3.2 Mr. Zaldumbide has a professional services agreement with Asturiana de Zinc, S.A. dated 29 January 1998 as renewed on 29 January 2001 and 4 February 2004 to act as Chairman of Asturiana. The agreement is in force until 28 February 2007 (previously 29 January 2007) and continues thereafter indefinitely unless terminated by Asturiana giving six months' notice to that effect provided that such notice may not be given to result in his employment termination before 28 February 2007. Up until 31 December 2002, Mr. Zaldumbide was entitled to a total fee for the term of his agreement of €3,005,060 payable at the rate of €601,012 per annum less any fees from external directorships. This contract predates the acquisition of Asturiana. With effect from 1 June 2003, the Remuneration Committee concluded an agreement with Mr. Zaldumbide that his annual fee should be reviewed in line with the other executive directors. His fee for the year ended 31 December 2005 is €782,500. Mr. Zaldumbide receives no pension benefits under the terms of his fixed cost remuneration arrangement. On termination of the agreement, other than on his voluntary termination or termination for gross negligence, Mr. Zaldumbide is entitled to receive a sum from the redemption of an insurance policy (acquired by Asturiana for a premium of €3,005,060), including any with profits bonus payable under the policy less the compensation received by him during the term of the agreement. This part of the agreement is not affected by the review.

On termination of the agreement by expiry of the fixed term, Mr. Zaldumbide is entitled to receive the capital redemption value of the policy, including the with profit bonus element, minus the aforementioned amount of €3,005,060 which he will already have received. Mr. Zaldumbide's entitlements under the insurance policy are in lieu of his receiving pension benefits. In addition, Mr. Zaldumbide is entitled to participate in the Xstrata LTIP and annual bonus scheme operated by the Company. Mr. Zaldumbide is engaged as a Director on the terms of a letter of appointment dated 11 March 2002. The appointment, subject to re-election when appropriate by the Company in General Meeting, is on an indefinite basis subject to the existence of the agreement between Mr. Zaldumbide and Asturiana. Mr. Zaldumbide receives no additional remuneration for his position as Director.

3.3 Mr. Strothotte is engaged by the Company as a Non-executive Director and Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months commencing on 25 February 2002 and is terminable thereafter by six months notice by Mr. Strothotte. The Company may terminate Mr. Strothotte's appointment at any time and on such termination Mr. Strothotte will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Mr. Strothotte receives an annual fee of £180,000 as Chairman of the Company and for his

membership and chairmanship of the Company's Remuneration Committee. His appointment is subject to confidentiality undertakings.

3.4 Mr. Rough is engaged by the Company as a Non-executive Director and Deputy Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 1 April 2002 and is terminable by six months' notice by Mr. Rough. The Company may terminate Mr. Rough's appointment at any time and on such termination Mr. Rough will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Mr. Rough was also appointed Senior Independent Director by the Board. He receives an annual fee of £125,000 as deputy chairman and for his membership of the Company's Remuneration Committee, Audit Committee and HSEC Committee, and for his membership and chairmanship of the Nominations Committee. His appointment is subject to confidentiality undertakings.

3.5 Until his resignation as a director of the Company with effect from 10 May 2006, Mr. David Issroff was engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and was terminable by six months' notice by Mr. Issroff. The Company was entitled to terminate Mr. Issroff's appointment at any time and on such termination Mr. Issroff would not have been entitled to any compensation for loss of office. The term was renewable by the Board. Mr. Issroff received an annual fee of £55,000 and is subject to confidentiality undertakings. Mr. Issroff has confirmed to the Company that he has no outstanding claims against the Company or any of its subsidiaries in respect of remuneration, fees, costs, expenses or otherwise.

3.6 Mr. Glasenberg is engaged by the Company as a Non-executive Director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Glasenberg. The Company may terminate Mr. Glasenberg's appointment at any time and on such termination Mr. Glasenberg will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Mr. Glasenberg receives an annual fee of £55,000 and is subject to confidentiality undertakings. Mr. Glasenberg receives an additional annual fee of £10,000 for his membership of the Company's Nominations Committee.

3.7 Mr. Hazen is engaged by the Company as a Non-executive Director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months' commencing on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Hazen. The Company may terminate Mr. Hazen's appointment at any time and on such termination Mr. Hazen will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Mr. Hazen receives an annual fee of £55,000 and is subject to confidentiality undertakings. Mr. Hazen receives an additional annual fee of £10,000 for his membership of the Company's Remuneration Committee.

3.8 Mr. MacDonnell is engaged by the Company as a Non-executive Director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Mr. MacDonnell. The Company may terminate Mr. MacDonnell's appointment at any time and on such termination Mr. MacDonnell will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Mr. MacDonnell receives an annual fee of £55,000 and is subject to confidentiality undertakings. Mr. MacDonnell receives an additional annual fee of £10,000 for his membership of the Company's Nominations Committee.

3.9 Dr. Roux is engaged by the Company as a Non-executive Director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Dr. Roux. The Company may terminate Dr. Roux's appointment at any time and on such termination Dr. Roux will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Dr. Roux receives an annual fee of £55,000 and is subject to confidentiality undertakings. Dr. Roux receives additional annual fees of £10,000 each for his membership of the Company's Audit Committee and HSEC Committee.

3.10 Sir Steve Robson is engaged by the Company as a Non-executive Director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Sir Steve. The Company may terminate Sir Steve Robson's appointment at any time and on such termination he will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Sir Steve receives an annual fee of £80,000 as a Non-executive Director and for his membership and chairmanship of the Company's Audit Committee. His appointment is subject to confidentiality undertakings.

3.11 Mr. Strachan is engaged by the Company as a Non-executive Director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 8 May 2003 and is terminable thereafter by six months' notice by Mr. Strachan. The Company may terminate Mr. Strachan's appointment at any time and on such termination Mr. Strachan will not be entitled to any compensation for loss of office. The term may be renewed by the Board. Mr. Strachan receives an annual fee of £55,000 and is subject to confidentiality undertakings. Mr. Strachan receives additional annual fees of £10,000 each for his membership of the Company's Audit Committee and HSEC Committee and a further £5,000 fee as chairman of the HSEC Committee.

4. Details of key individuals important to Falconbridge's business

The following information has been derived solely from information included in public documents filed by the Falconbridge Group and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI. So far as Xstrata is aware, the following persons are key individuals important to Falconbridge:

Aaron W. Regent – President

Aaron W. Regent was appointed President and Chief Executive Officer of Former Falconbridge in June 2002. After the completion of the amalgamation of Noranda and Former Falconbridge, he became President of Falconbridge.

Prior to this, he was Executive Vice-President and Chief Financial Officer of Noranda (2000 – 2002), President and Chief Executive Officer of Trilon Securities Corporation (1996 – 2000) and Senior Vice-President and Chief Financial Officer of Brookfield Asset Management Corporation (1992 – 1996).

Mr. Regent has been a member of the Institute of Chartered Accountants of Ontario since 1991 and holds a Bachelor of Arts degree from the University of Western Ontario.

Mr. Regent is the Chairman of the Nickel Development Institute and a member of the Board of Directors of Compañia Minera Doña Inés de Collahuasi S.C.M. (Chile), the C.D. Howe Institute, the National Ballet of Canada and The Hospital for Sick Children Foundation.

Derek G. Pannell – Chief Executive Officer

Derek G. Pannell was appointed Chief Executive Officer of Falconbridge on 30 June 2005. He had previously been the President and Chief Executive Officer of Noranda since 1 June 2002. Mr. Pannell also served as the President and Chief Operating Officer for Noranda between September 2001 and June 2002.

Mr. Pannell is a metallurgical engineer with over 35 years of experience in the mining and metals industry. He holds a Bachelor of Science degree from Imperial College in London, England. As Vice-President, Operations, of Compañía Minera Antamina in Perú, Mr. Pannell participated in the completion of the copper-zinc mine, a 2.3 billion copper mining development in Perú which started commercial production in October 2001.

Mr. Pannell first joined Noranda in 1969 and, over the years, became responsible for the operations of Noranda's principal copper and zinc businesses. His senior level management experience includes Senior Vice-President, Copper Group, and President of Noranda Copper Smelting and Refining, as well as President of Brunswick Mining and Smelting.

Mr. Pannell is a Director of the Mining Association of Canada and the Chair of the Association's Towards Sustainable Mining initiative and a Board member of the International Council on Mining and Metals. He also acted as Co-Chair of the Mining Industry Training and Adjustment Council from 1996 to 1998, was a member of the Premier of New Brunswick's roundtable on the environment from 1995 to 1997, and was President of the Rouyn-Noranda CEGEP during 1991 and 1992. Mr. Pannell is also an Honorary Professor of the Universidad Nacional de Ingenéria, Lima, Peru.

Steven J. Douglas – Executive Vice-President and Chief Financial Officer

Steven J. Douglas was appointed Executive Vice-President and Chief Financial Officer of Former Falconbridge in November 2003. Prior to joining Former Falconbridge, he was Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, a position that he held for more than six years. He also held various

senior management positions at Brookfield for three years prior to being appointed Chief Financial Officer. Prior to joining Brookfield, Mr. Douglas was affiliated with Ernst & Young in Toronto.

Mr. Douglas is a chartered accountant and holds a Bachelor of Commerce degree from Laurentian University in Sudbury, Ontario.

Ian Pearce – Chief Operating Officer

Falconbridge announced on 12 May 2006 that Ian Pearce had been appointed Chief Operating Officer, effective immediately.

Mr. Pearce joined Falconbridge in August 2003 as Senior Vice-President, Projects & Engineering and holds a bachelor degree in Science from University of Witwatersrand in South Africa. He also attended the Management Advancement Program at the same institution.

Mr. Pearce has over 26 years of professional experience in metallurgy and mining. Prior to joining Falconbridge, Mr. Pearce acquired project management experience in the United States, Indonesia, Chile and South Africa. Among numerous assignments, he worked as the Executive Project Director of Muskeg River Oil Sands Project in Alberta (Fluor Daniel Canada Inc.).

The previous Chief Operating Officer of Falconbridge, Peter Kukielski, has resigned his position of Chief Operating Officer and will be leaving Falconbridge on 1 July 2006, having accepted the position of Chief Operating Officer at Teck Cominco. Mr. Kukielski joined Noranda in September 2001 as Senior Vice-President, Projects and Engineering and was subsequently appointed Executive Vice-President, Projects and Aluminum in August 2003. Mr. Kukielski became Chief Operating Officer of Falconbridge in July 2005.

Employee retention agreements

Based on publicly available information disclosed by Falconbridge, on 14 September 2005, Falconbridge entered into employee retention agreements with a number of employees including the following executives: Derek Pannell, Aaron Regent, Steve Douglas, Martin Schady, Peter Kukielski, William Brooks, Claude Ferron, Joseph Laezza, Fernando Emilio Porcile, Robert Sippel, Brian Barr, Ian Pearce, Katherine Rethy, Paul Severin, Jeffery Snow, Michael Agnew, Michael Boone, Denis Couture, Dominique Dionne, John Doyle, Michael Frilegh, André Joron, Edward Laks, Robert Telewiak and Stephen Young.

The agreements with each of Messrs. Pannell, Regent, Douglas, Schady and Kukielski provide that in the event that the executive is terminated without just cause (which term includes the failure by Falconbridge to obtain the assumption of the agreement by a purchaser upon a change of control) or in the event such executive resigns as a result of being constructively dismissed, a payment will be made equal to three times the aggregate of such executive's annual base salary and 100% of such executive's individual target bonus (60% of such executive's annual base salary for the year in which termination of employment actually occurs) and payment of a pro-rated bonus for the year in which the termination occurs. As well, the agreements require Falconbridge to continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of 36 months. Where this is not possible, Falconbridge will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of C$20,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment. The agreements also provide that in the event of a change of control any unvested entitlements to Falconbridge Shares under the Falconbridge Limited Share Purchase Plan and credit in the Falconbridge Management Deferred Share Unit Plan held by those executives will vest immediately and any unvested stock options vest immediately and remain exercisable for 36 months. In addition, the above-named executives are entitled to retention bonuses in the aggregate amount of approximately C$4 million payable on 15 August 2006, except that such bonuses become payable immediately in the event of a change of control.

The agreements with the balance of the executives provide for various guaranteed severance arrangements, retention bonuses, accelerated option vesting and/or enhanced contributions to employee share savings plans that are payable upon a change of control.

Except as described above, to the knowledge of Xstrata, there are no direct or indirect benefits of accepting or refusing to accept the Xstrata Offer that will accrue to any director or senior officer of Falconbridge, to any associate of a director or senior officer of Falconbridge, to any person or company holding more than 10% of any class of equity securities of Falconbridge or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Falconbridge Shareholders generally.

5. Related party transactions

The following are descriptions of the material provisions of agreements and other arrangements between Xstrata and various individuals and entities that may be deemed to be related parties:

(a) the Cerrejón Acquisition Agreement, a description of which is set out in Part III of the Cerrejón Circular – "Principal Terms of the Proposed Acquisition", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation";

(b) the transactions and arrangements described in Part IV of the Cerrejón Circular – "The Xstrata Group's Relationship with Glencore", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation"; and

(c) the related party transactions and arrangements described in the following parts of the following documents, which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation":

(i) pages 45 and 46 inclusive and pages 49 to 53 inclusive (excluding paragraph 4 on page 53) of the Cerrejón Circular;

(ii) pages 104 to 108 inclusive of the Financial Statements to the Annual Report and Accounts for the financial year ended 31 December 2005;

(iii) pages 145 to 148 (inclusive) of the Annual Report and Accounts for the financial year ended 31 December 2004; and

(iv) pages 149 to 151 (inclusive) of the Annual Report and Accounts for the financial year ended 31 December 2003.

6. Litigation

6.1 Xstrata Group

Except as set out below, no member of the Xstrata Group is engaged in or, so far as Xstrata is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or the Xstrata Group's financial position or profitability.

Total Coal arbitration and court proceedings

There are arbitration proceedings between Tavistock Collieries (Proprietary) Limited ("Tavistock"), a member of the Xstrata Group, and Total Coal South Africa (Proprietary) Limited ("Total Coal"). The aforesaid arbitration proceedings relate to a joint venture agreement between Tavistock and Total Coal. The joint venture agreement has been cancelled. The arbitration proceedings are concerned with, amongst other things:

(a) the dissolution of the joint venture and the manner in which the joint venture assets are to be distributed;

(b) a determination as to which party breached the joint venture agreement;

(c) a claim for damages by Tavistock from Total Coal of an amount of ZAR835,963,019.19 (approximately US$128.6 million);

(d) a claim for damages by Total Coal from Tavistock of an amount of ZAR1,734,082,000.00 (approximately US$266.7 million).

The aforesaid claims for damages are amounts referred to in the pleadings exchanged between the parties and remain subject to determination in terms of the arbitration proceedings. The Company is of the view that it is entitled to dissolve the joint venture as a result of a breach by Total Coal.

On 2 May 2006, summonses were served on Tavistock, Xstrata South Africa Proprietary Limited ("Xstrata South Africa"), Duiker Mining (Pty) Ltd ("Duiker"), Phoenix Collieries (Pty) Ltd ("Phoenix") and other parties outside of the Xstrata Group in respect of a South African High Court action instituted by Total Coal. The relief claimed by Total Coal in the action is concerned with following:

(a) various declaratory orders relating to, amongst other things, Total Coal's alleged undivided interest in the ATCOM mining area and the alleged obligations of Tavistock, Xstrata South Africa and Duiker in terms of a letter agreement dated 15 August 2002 concerning the mining authorisation and subsequent mining right in respect of the ATC and ATCOM mining areas;

(b) alternatively, an order that Tavistock, Xstrata South Africa and Duiker pay damages to Total Coal amounting to ZAR1,494,854,000.00 (approximately US$229.9 million); and

(c) that the arbitration agreement between Tavistock and Total Coal be ordered in terms of section 3(2) of the South African Arbitration Act 42 of 1965 to cease to have effect in relation to all issues arising from this action.

On 22 May 2006 arbitration proceedings commenced (and are currently underway) to deal with and resolve the dissolution issues.

The arbitration is at this stage scheduled to endure until 15 June 2006. Total Coal has, in May 2006, issued a summons out of the High Court of South Africa. Simultaneously with the issue of the High Court summons, Total Coal has sought to transfer the relief claimed by it in the arbitration proceedings so as to transfer some of the issues pertaining to dissolution from the arbitration proceedings to the High Court.

Whilst it is anticipated that at least some finality in regard to the dissolution issues will be obtained by 15 June 2006, there is no guarantee in view of the High Court proceedings which have been instituted. It is in the circumstances not possible to determine with any precision when the dissolution issues will be resolved.

Prior to Total Coal amending the relief sought by it in the arbitration, Total Coal sought, amongst other things, an order that Tavistock take all reasonable steps to ensure that the mining authorisation was reflected as vesting in Tavistock and Total Coal jointly in the relevant permits and/or records and/or registry of the relevant authorities.

Total Coal also sought a declaration that in the event that either of the parties subsequently seeks partition of the property rights co-owned by the parties to the joint venture, that such partition is to be effected by dividing the joint operating assets equally between them.

Total Coal relied upon, amongst other things, the provisions of the letter agreement referred to above, which provides that Tavistock, Duiker and Xstrata undertake to deal with the mining authorisation as if Total Coal is the registered co-holder thereof.

After the amendment effected by Total Coal to its relief sought in the arbitration, it now seeks substantially the same relief in the High Court proceedings.

It is not possible to state with any certainty when all of the disputes between Tavistock and Total Coal will be finalised.

Based on legal advice obtained, the Company is of the view that the Xstrata Group's prospects of success in the arbitration and in the High Court proceedings are good.

Hualfin proceedings

The Argentinean Municipality of Hualfin and its directors commenced proceedings in December 2005 against Minera Alumbrera Limited ("MAA"), in which the Xstrata Group has a 50% interest. The claim of ARS343 million (approximately

US$111.4 million) (relating to principal and interest) is in respect of alleged unpaid tax and royalties for the period from 1999 to 2004. MAA's position is that the claim is unjustified and/or unconstitutional and the existing Fiscal Stability Regime and Argentinean Constitution provide MAA with the requisite protection. Based on legal advice obtained, the Company is of the view that the prospects of MAA incurring liability in respect of the claim are low.

6.2 Falconbridge Group

The following information has been derived solely from information included in public documents filed by the Falconbridge Group and third parties and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI. So far as Xstrata is aware, except as set out below, no member of the Falconbridge Group is engaged in or has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on Falconbridge and/or the Falconbridge Group's financial position or profitability.

Department of Justice proceedings

The United States Department of Justice convened a grand jury in 1999 to investigate possible criminal antitrust violations by Falconbridge and other sulphuric acid producers in the United States. According to the latest publicly available information contained in Falconbridge's Annual Information Form dated 22 March 2006, while still technically open, Falconbridge is unaware of any ongoing activity and believes the investigation can be properly considered dormant. According to Falconbridge's Annual Information Form dated 22 March 2006, in connection with this matter, class action lawsuits filed in various jurisdictions in the United States have been consolidated into the District Court in Chicago and, in addition, class actions filed in state court in California have been consolidated in the San Francisco state court. Falconbridge stated in its Annual Information Form that it is vigorously defending these actions and that it has asserted that they are without merit.

Stark Claimants proceedings

Based on information filed publicly by Stark Trading and Shepherd Investments International Ltd. (the "Stark Claimants"), Brookfield and Falconbridge, Xstrata understands that Falconbridge is a defendant, along with Brookfield, in a claim initiated in November 2005 in Wisconsin, USA by the Stark Claimants. The Stark Claimants allege violations of US federal law, including market manipulation and misrepresentation, by Noranda and Brookfield as Noranda's controlling shareholder in connection with Noranda's issuer bid in March 2005, the Noranda takeover bid for Former Falconbridge in March 2005 and the amalgamation of Noranda and Former Falconbridge in June 2005. The Stark Claimants demand a jury trial and seek compensatory damages of US$74.1 million, punitive damages and costs. On 17 January 2006, Brookfield submitted to the Wisconsin court a memorandum of law in support of its motion to dismiss with prejudice the claim filed by the Stark Claimants and on 23 January 2006, Falconbridge submitted to the Wisconsin court a revised memorandum of law in support of its motion to dismiss with prejudice the claim filed by the Stark Claimants. The Stark Claimants submitted briefs in opposition to the motions to dismiss on 17 March 2006. Brookfield and Falconbridge submitted their reply briefs to the Stark Claimants' opposition on 18 April 2006. The court has not yet ruled on the motions.

It is not possible for Xstrata to make an assessment of the merits of the above claims against Falconbridge at this time as a result of the Xstrata Group's lack of due diligence access to Falconbridge. See the section of this document headed "Presentation of Information – Presentation of information on the Falconbridge Group".

7. Significant changes

7.1 Xstrata Group

Partnership with Kagiso Trust Investments

In February 2006, the Xstrata Group announced its agreement to form a black economic empowerment partnership with Kagiso Trust Investments (Proprietary) Limited ("Kagiso") in respect of the Xstrata Group's 50% interest in the Mototolo Joint Venture.

The Mototolo Joint Venture was established by the Xstrata Group and Anglo Platinum in 2005 to develop a platinum group metals ("PGM") mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa.

As of 11 May 2006, Kagiso, through a special purpose vehicle, Kagiso Platinum Venture (Pty) Limited ("KPV"), acquired 26% of Xstrata's 50% interest in the joint venture, resulting in KPV owning a fully participative 13% interest in the

earnings from the Mototolo Joint Venture, in return for funding its proportionate share of the total capital expenditure required for the project. The Xstrata Group retains an effective 37% interest. KPV's participation is effective retrospectively from the inception of the Mototolo Joint Venture.

In order to facilitate Kagiso's fundraising, Xstrata South Africa provided a ZAR100 million (approximately US$15.4 million) completion guarantee to Kagiso's financiers, Investec Bank Limited.

The total capital expenditure for the project is estimated at ZAR1,350 million (approximately US$207.6 million) to commissioning, of which the Xstrata Group's share is 37%. The Xstrata Group's investment is expected to be made over the next two years and funded from the Xstrata Group's free cash flow.

Agreement to establish ARM Coal

Also in February 2006, the Xstrata Group announced the agreement of the Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company to be called ARM Coal (Proprietary) Limited ("Arm Coal"), which will have operating assets and growth projects in South Africa and participate in the export and domestic thermal coal markets.

Under the agreement, on completion ARM will pay ZAR400 million (approximately US$61.5 million) to subscribe for 51% and the Xstrata Group will pay ZAR384 million (approximately US$59.0 million) to subscribe for 49% of the issued share capital of ARM Coal, which will hold a 20% interest in the existing coal operations of Xstrata Coal South Africa, and a direct 51% interest in the Goedgevonden project. ARM Coal will therefore acquire an immediate effective interest of more than 26% in the Xstrata Group's South African coal operations. Xstrata has agreed to provide vendor financing to ARM Coal and, to advance ARM's participation in the South African coal industry, has also agreed to grant ARM an option to increase its participation by up to a further 10%. This would result in historically disadvantaged South Africans controlling 36% of Xstrata's South African coal business.

Under this transaction, which is valued in aggregate at approximately ZAR2.4 billion (approximately US$369.1 million), ARM Coal will subscribe for participating preference shares ("Preference Shares") in the capital of Xstrata South Africa for a cash consideration of ZAR784 million (approximately US$120.6 million), by applying the subscription proceeds received from the Xstrata Group and ARM for its ordinary shares. The Preference Shares will entitle ARM Coal to participate in 20% of the free cash flow of Xstrata South Africa's existing coal operations. Dividends received from the Preference Shares will flow directly to ARM Coal's shareholders.

For the purposes of this transaction, ZAR4 billion (approximately US$615.1 million) of debt has been attributed to Xstrata South Africa's existing coal operations. This debt will bear interest at the prime overdraft rate of interest quoted publicly by the Standard Bank of South Africa (the "prime rate") and will be repaid over a ten-year period following a five-year vendor facilitation period during which no interest will accrue and no principal will be required to be repaid. Xstrata South Africa will provide debt funding of ZAR765 million (approximately US$117.6 million) to ARM Coal in order to fund its acquisition of the 51% interest in the Goedgevonden project. This debt will bear interest at the prime rate and the repayment period will be linked to the underlying cash flows of ARM Coal.

Furthermore, Xstrata South Africa will provide the project funding required to bring the Goedgevonden project into commission. The project funding is expected to peak at approximately ZAR2.3 billion (approximately US$353.7 million) and will be repayable over ten years following an eight-year vendor facilitation period. During this eight-year period, no interest will accrue and no principal will be required to be repaid in respect of Xstrata South Africa's portion of the project funding and ARM Coal will be entitled to share in this benefit. The project funding will bear interest at the prime rate.

In order for ARM to gain immediate access to cash flows, a cash upstream principle will be applied for the first five years following completion of the transaction, whereby 20% of Goedgevonden's operating cash flow will be distributed to the joint venture parties according to their respective interests. The remaining 80% of the operating cash flow will be utilised towards the servicing of the project funding debt. Furthermore, 80% of the operating cash flow received from the Goedgevonden project by ARM Coal will be used to service ARM Coal's debt of ZAR765 million and the remaining 20% will be distributed to the shareholders of ARM Coal.

The transaction, which is expected to complete in mid-2006, is subject to certain conditions precedent, including, amongst other things, obtaining the necessary regulatory approvals under the South African Exchange Control Regulations and the South African Competition Act.

Agreement to acquire one third of Cerrejón

In March 2006, the Xstrata Group announced the proposed acquisition of 33⅓% of the Cerrejón thermal coal operation in Colombia, from the Cerrejón Vendors, for a total consideration of US$1,712 million, which included an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at 1 January 2006 over the Cerrejón Purchasers' target net asset value of the Cerrejón Business. The consideration was satisfied in cash on completion of the Cerrejón Acquisition on 12 May 2006 and was financed through the Cerrejón Bridge Facility Agreement described in paragraph 8.1(g) of this Part VI.

Agreement to acquire Tintaya

On 16 May 2006, the Xstrata Group announced the proposed acquisition of the Tintaya mine and associated satellite deposits in Peru, South America, from BHP Billiton for US$750 million.

The acquisition price comprises an initial cash consideration of US$634 million and the assumption of US$116 million of debt. An agreed price participation arrangement may result in further deferred cash payments to BHP Billiton and will be based on prevailing copper prices upon completion of the transaction. The price participation component is capped – at current prices these payments would total approximately US$60 million.

Two further conditional deferred payments of US$25 million each in cash may also be payable to BHP Billiton. The first such amount will be payable in July 2009 if the LME copper price exceeds certain levels from July 2008 to June 2009. The second amount will be payable if either of the Antapaccay or Coroccohuayco satellite deposits are developed prior to 2020.

The Tintaya Acquisition is conditional upon, amongst other things, the receipt of certain regulatory certificates and it is expected that the Tintaya Acquisition will be completed by around the middle of June 2006.

The consideration for the Tintaya Acquisition is expected to be funded from existing debt facilities.

Xstrata Offer and related financing arrangements

On 17 May 2006, Xstrata announced the Xstrata Offer and the related financing arrangements which are described respectively in Part V – "Principal Terms of the Proposed Acquisition" and paragraphs 8.1(c) to 8.1(e) of this Part VI.

Placing

Also on 17 May 2006, Xstrata announced the placing to institutional investors of 61,994,320 Ordinary Shares at a price of 2100 pence per Ordinary Share to raise gross proceeds of approximately £1,302 million. The Placing comprised 32,543,344 new Ordinary Shares issued by the Company and 29,450,976 Ordinary Shares held at the time of the Placing by Batiss pursuant to the ECMP.

The Placing was carried out to raise proceeds for the Xstrata Group to pay back a portion of the debt incurred in relation to the acquisitions of the initial stake of approximately 19.8% in Falconbridge and the Cerrejón Acquisition.

Other than as outlined in this paragraph 7.1 above, there has been no significant change in the financial or trading position of the Xstrata Group since 31 December 2005, the date to which the latest published audited financial information of the Xstrata Group was prepared.

7.2 Falconbridge Group

The following information has been derived solely from information included in public documents published by Falconbridge and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of Part VI – "Additional Information – Responsibility".

Takeover bid for Novicourt

In March 2006, Falconbridge announced that it intended to make an offer by way of a takeover bid for all of the outstanding common shares of Novicourt Inc. ("Novicourt") that it did not already own at a cash offer price of C$2.30 per

Novicourt share, or an aggregate of approximately C$17.5 million. Falconbridge stated that at the time of the announcement it held approximately 62.1% of the outstanding common shares of Novicourt.

Falconbridge stated that the proposed offer would be subject to not less than 50% of the shares of Novicourt not already owned by Falconbridge being tendered and that it had communicated its intention to make this offer to the board of directors of Novicourt. Falconbridge understood that the Novicourt board of directors had formed a special committee of independent directors to review the offer and to supervise a formal valuation of Novicourt in accordance with applicable securities laws. Falconbridge expected to issue and mail its offer to the shareholders of Novicourt as soon as practicable following the completion of the formal valuation.

Falconbridge stated that the cash offer price represented an 11.6% premium to the average closing share price of Novicourt shares over the 90 days prior to Falconbridge's announcement and an approximate 21.1% premium to the then estimated net asset value of Novicourt.

According to Falconbridge's announcement, on successful completion of the bid Falconbridge, if necessary, intended to initiate a second step acquisition transaction for the remaining shares of Novicourt in order that Novicourt continue as a wholly-owned private company subsidiary of Falconbridge.

Redemption of junior preference shares

Also in March 2006, Falconbridge announced that it intended to redeem a total of 20,000,000, or US$500 million, of its outstanding junior preference shares. Falconbridge stated that the junior preference shares will be redeemed on 26 April 2006 from holders of record on 22 March 2006 and that Falconbridge intended to utilise its internal cash resources to fund the redemption.

Falconbridge also stated that, in accordance with the terms of the junior preference shares, it will redeem shares of each series of the junior preference shares on a pro rata basis as follows: 8,000,000 junior preference shares, series 1 (approximately 67% of shares outstanding), 8,000,000 junior preference shares, series 2 (approximately 67% of shares outstanding), and 4,000,000 junior preference shares, series 3 (approximately 67% of shares outstanding). Falconbridge further stated that the number of shares to be redeemed from each holder within each series of junior preference shares will also be determined on a pro rata basis and that each junior preference share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including 31 March 2006 to and including 25 April 2006.

Falconbridge stated that, after giving effect to the redemption of the 20,000,000 junior preference shares, it will have outstanding 3,999,899 junior preference shares, series 1, 3,999,899 junior preference shares, series 2 and 1,999,903 junior preference shares, series 3.

Increased Inco Offer and break fee payable by Falconbridge

On 13 May 2006, Inco and Falconbridge announced a revised offer by Inco for a per share consideration of C$51.17 in cash or 0.6927 of an Inco share and C$0.05 in cash, subject to a maximum cash consideration available under the Inco Offer of C$4,786,678,875 and subject to a maximum of 200,657,578 Inco common shares issuable under the Inco Offer, such that if all Falconbridge Shareholders tendered for cash, under the Inco Offer each Falconbridge Shareholder would be entitled to receive on a pro rata basis C$12.50 in cash and 0.524 of an Inco common share for each Falconbridge Share tendered. The Falconbridge board approved the revised Inco Offer and Falconbridge and Inco amended the terms of the Inco Support Agreement, such that, amongst other things, the amount of the break fee payable by Falconbridge to Inco in certain circumstances under that agreement was increased from US$320 million to US$450 million. For further details in relation to this break fee, see paragraph 8.2(b) of this Part VI.

Redemption of remaining balance of junior preference shares

On 18 May 2006, Falconbridge announced its intention to redeem the remaining balance of its 9,999,701 outstanding junior preference shares for a total of approximately C$253 million. Falconbridge stated that the junior preference shares will be redeemed on 28 June 2006 under a notice of redemption to be sent to shareholders of record on 25 May 2006. Falconbridge stated that it intended to utilise its internal cash resources to fund the redemption and that it will have no junior preference shares outstanding upon redemption.

Falconbridge stated that, in accordance with the terms of the junior preference shares, it will redeem the remaining balance of shares of each series of the junior preference shares as follows: 3,999,899 Junior Preference Shares, Series

1,3,999,899 Junior Preference Shares, Series 2, and 1,999,903 Junior Preference Shares, Series 3. Falconbridge announced that each junior preference share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including 31 March 2006 to and including 27 June 2006.

As far as Xstrata is aware, having regard to published information, other than as outlined in this paragraph 7.2 above, there has been no significant change in the financial or trading position of the Falconbridge Group since 31 December 2005, the date to which the latest published audited financial information of the Falconbridge Group was prepared.

8. Material contracts

8.1 Xstrata Group

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Xstrata or any member of the Xstrata Group within the two years immediately preceding the date of this document which are or may be material to the Xstrata Group or which have been entered into by Xstrata or any member of the Xstrata Group at any other time and which contain provisions under which Xstrata or any member of the Xstrata Group has an obligation or entitlement that is material to the Xstrata Group as at the date of this document:

(a) A placing agreement dated 17 May 2006 (the "Placing Agreement") between Xstrata, Batiss, Xstrata Capital (Xstrata Capital and Batiss together, the "Sellers"), Deutsche Bank, JPMorgan Cazenove and JPMSL relating to a placing of 61,994,320 Ordinary Shares.

Under the Placing Agreement, each of Deutsche Bank and JPMorgan Cazenove (each in its capacity as a "Manager") severally agreed, conditionally on, amongst other things, the 32,543,344 new Ordinary Shares to be issued pursuant to the Placing Agreement (the "New Placing Shares") being admitted to the Official List, admission to trading on the London Stock Exchange becoming effective and the commencement of dealings in the New Placing Shares on the SWX ("Admission"), and in reliance on the representations, warranties and undertakings set out in the Placing Agreement, as agent of Xstrata to use their respective reasonable endeavours to procure placees to take up the New Placing Shares at the placing price (as set out in Xstrata's and the Sellers' respective terms of sale) upon and subject to the terms and conditions of the placing announcement giving details of the placing, and, subject to their having procured placees to take up the New Placing Shares, as agent of the Sellers to use their respective reasonable endeavours to procure placees to take up the 29,450,976 Ordinary Shares owned by Batiss to be sold pursuant to the Placing Agreement at the direction of Xstrata Capital (the "Batiss Placing Shares").

Under the Placing Agreement, Xstrata agreed to pay to Deutsche Bank and JPMorgan Cazenove, in aggregate, 2.00% of the proceeds of the placing of the New Placing Shares in underwriting commissions, and up to 0.75% of the proceeds of the placing of the New Placing Shares in fees.

Under the Placing Agreement, Batiss also agreed to pay to Deutsche Bank and JPMorgan Cazenove, in aggregate, 2.00% of the proceeds of the placing of the Batiss Placing Shares in underwriting commissions, and up to 0.75% of the proceeds of the placing of the Batiss Placing Shares in fees.

In accordance with an agreement dated 24 February 2003 between Batiss and Xstrata Capital in connection with the ECMP, Xstrata Capital exercised its rights to require Batiss to transfer the Batiss Placing Shares in connection with the Placing, with Xstrata Capital retaining the net proceeds from such transfer in return for the redemption of one redeemable preference share in Batiss held by Xstrata Capital for each Batiss Placing Share transferred.

Xstrata also agreed under the Placing Agreement to bear its own costs and expenses, and to pay the costs and expenses of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them), of, or in connection with, or incidental to, the bookbuilding process (the "Bookbuild") to be conducted by Deutsche Bank and JPMorgan Cazenove to arrange participation by placees in the Placing to be effected by Deutsche Bank and JPMorgan Cazenove pursuant to the Placing Agreement to the extent that the Bookbuild related to the New Placing Shares, the placing of the New Placing Shares, and any other matter or arrangement contemplated by, or incidental to, the placing of the New Placing Shares. The agreement included (without limitation) the costs and expenses of, and incidental to, the applications to the FSA, to the London Stock Exchange and the SWX for Admission, the fees payable to the FSA, the London Stock Exchange and the registrars, all accountancy, legal, professional and other expenses of Xstrata and of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them) incurred in connection with the placing of the New Placing Shares and

Admission (including, where applicable, any irrecoverable amount in respect of VAT), and the costs of printing, advertising and circulating the documents in connection with the Bookbuild to the extent that it related to the New Placing Shares, the placing of the New Placing Shares, the allotment and issue of the New Placing Shares, and any other matter or arrangement contemplated by, or incidental to, the placing of the New Placing Shares.

Xstrata Capital agreed under the Placing Agreement to bear its own costs and expenses and those of Batiss, and to pay the costs and expenses of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them), of, or in connection with, or incidental to, the Bookbuild to the extent that the Bookbuild related to the Batiss Placing Shares, the placing of the Batiss Placing Shares, and any other matter or arrangement contemplated by, or incidental to, the placing of the Batiss Placing Shares. The agreement included (without limitation) the fees payable to the registrars, all accountancy, legal, professional and other expenses of the Sellers and of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them) incurred in connection with the placing of the Batiss Placing Shares, and the costs of printing, advertising and circulating the documents in connection with the Bookbuild to the extent that it related to the Batiss Placing Shares, the placing of the Batiss Placing Shares and any other matter or arrangement contemplated by, or incidental to, the placing of the Batiss Placing Shares.

The Placing Agreement contains certain customary representations, warranties, undertakings, covenants and indemnities given by Xstrata in favour of Deutsche Bank, JPMorgan Cazenove and JPMSL.

(b) The Xstrata Offer pursuant to the Offer Document, details of which are provided in Part V – "Principal Terms of the Proposed Acquisition".

(c) An underwriting letter dated 17 May 2006 (the "Debt Underwriting Letter"), between, amongst others, Xstrata (Schweiz) AG, Barclays, Deutsche Bank, JPMorgan Chase and RBS (Barclays, Deutsche Bank, JPMorgan Chase and RBS together the "Debt Underwriters") pursuant to which each of the Debt Underwriters has underwritten severally 25% of each of the following facilities (each as more particularly described below):

(i) the Acquisition Facilities Agreement; and

(ii) the Debt Bridge Facility Agreement.

Each Debt Underwriter may terminate its underwriting commitment if (amongst other things) the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement are not executed on or before the date falling three months after the date of the Debt Underwriting Letter.

The agreed form of each of the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement is attached to the Debt Underwriting Letter.

The Acquisition Facilities Agreement and the Debt Bridge Facility Agreement may be entered into prior to the date falling three months after the date of the Debt Underwriting Letter (unless all parties agree to extend such date) and together will provide, amongst other things, the Xstrata Group with the funds to satisfy the consideration payable pursuant to the Proposed Acquisition.

The Acquisition Facilities Agreement and the Debt Bridge Facility Agreement will be on substantially the same terms and will be utilised by the Xstrata Group: (i) to satisfy the consideration payable pursuant to the Proposed Acquisition; and (ii) to refinance certain existing indebtedness of the Xstrata Group and the Falconbridge Group following the Proposed Acquisition.

Upon execution, the Acquisition Facilities Agreement will provide Xstrata (Schweiz) AG with facilities (the "Acquisition Facilities") which consist of: (i) a 36 month term loan facility for US$3,000,000,000 ("Facility A"); (ii) a 60 month and one day term loan facility for US$1,000,000,000 ("Facility B"); (iii) a 60 month revolving loan facility for US$3,000,000,000 ("Facility C"); and (iv) a 364 day term loan facility for US$1,500,000,000 with the ability to extend (at Xstrata's option) by 364 days ("Facility D").

The Acquisition Facilities will be available (together with the Debt Bridge Facility (of which particulars are set out below)) for the purposes of satisfying the consideration payable by the Offeror for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer and for financing or refinancing the consideration payable to holders of options to acquire shares in Falconbridge. The Acquisition Facilities will also be available for the purpose of paying all costs, fees and expenses (and taxes on them) and all stamp duty, registration and other similar taxes incurred by or on behalf of Xstrata in connection with the Xstrata Offer, the Acquisition Facilities and the Debt Bridge Facility. Additionally, the Acquisition Facilities will be available for: (i) the refinancing of certain existing financial indebtedness of the Falconbridge Group; and (ii) the refinancing of the First Existing Facility, the Second Existing Facility and the Cerrejón Bridge Facility (details of which are given below). Pursuant to the Acquisition Facilities Agreement Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the Xstrata Offer.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which in respect of Facility A will initially be 0.60% per annum, in respect of Facility B will initially be 0.70% per annum, in respect of Facility C will initially be 0.70% per annum and in respect of Facility D will initially be 0.50% per annum. Following the date falling 6 months after the date on which the Acquisition Facilities Agreement is signed, the margin in respect of each facility will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of Xstrata.

Commitment fees are also payable from (and including) the date of the Acquisition Facilities Agreement to (and including): (i) in the case of Facility A, Facility B and Facility D, the date which is 6 months after the date of the Acquisition Facilities Agreement; and (ii) in the case of Facility C, the date which is 59 months after the date of the Acquisition Facilities Agreement. They are a percentage rate per annum on the day to day basis equal to: (i) 35% of the applicable margin on the undrawn amount of each of Facility A, Facility B, and Facility C; and (ii) 30% of the applicable margin on the undrawn amount of Facility D.

The Acquisition Facilities Agreement contains certain mandatory prepayment events, including: (i) illegality; and (ii) a change of control of Xstrata.

The Acquisition Facilities Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from Xstrata and certain other members of the Xstrata Group in favour of the lenders of the Acquisition Facilities, which are typical for this type of credit agreement. It also contains: (i) customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Acquisition Facilities; and (ii) customary conditions precedent which are usually agreed in relation to this type of facility.

Upon execution the Debt Bridge Facility Agreement will provide Xstrata (Schweiz) AG with a facility (the "Debt Bridge Facility") which consists of a six month term loan facility for US$3,500,000,000 with the ability to extend (at Xstrata's option) by 364 days.

The Debt Bridge Facility will be available for the purposes of satisfying the consideration payable by the Offeror for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer and the financing or refinancing of the consideration payable to holders of options to acquire shares in Falconbridge. The Debt Bridge Facility will be available for the purpose of paying all costs, fees and expenses (and taxes on them) and all stamp duty, registration and other similar taxes incurred by or on behalf of Xstrata in connection with the Xstrata Offer, the Acquisition Facilities and the Debt Bridge Facility. Additionally, the Debt Bridge Facility will be available for the refinancing of existing financial indebtedness of the Falconbridge Group. Pursuant to the Debt Bridge Facility Agreement Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfies or decide not to enforce, in whole or in part, certain conditions of the Xstrata Offer.

Interest is payable on the loans at the rate which is aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which will initially be 0.40% per annum. Following the date falling six months after the date on which the Debt Bridge Facility Agreement is signed, the margin will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of Xstrata.

A commitment fee is also payable at a percentage rate per annum on the day-to-day basis equal to 30% of the margin on the undrawn amount of the Debt Bridge Facility from the date of the Debt Bridge Facility Agreement until the date which is six months after the date of first drawn down.

The Debt Bridge Facility Agreement contains certain mandatory prepayment events, including: (i) illegality; and (ii) a change of control of Xstrata.

The Debt Bridge Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from Xstrata and certain other members of the Xstrata Group in favour of the lenders of the Debt Bridge Facility, which are typical for this type of credit agreement. It also contains: (i) customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Debt Bridge Facility; and (ii) customary conditions precedent which are usually agreed in relation to this type of facility.

The Debt Bridge Facility will be repaid or refinanced at the end of its term by means of fundraising.

(d) The Equity Bridge Facility Agreement dated 17 May 2006 between, amongst others, Xstrata (Schweiz) AG, Deutsche Bank and JPMorgan Chase (Deutsche Bank and JPMorgan Chase together the "Equity Bridge Facility Lenders").

The Equity Bridge Facility Agreement will provide Xstrata (Schweiz) AG with a term loan facility for US$7.0 billion due on the earlier of: (i) six months after initial utilisation; and (ii) 15 May 2007 (the "Equity Bridge Facility").

The Equity Bridge Facility will be available for the purposes of satisfying the consideration payable by the Offeror for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer and for financing or refinancing the consideration payable to holders of options to acquire shares in Falconbridge. The Equity Bridge Facility will also be available for the purpose of paying all costs, fees and expenses (and taxes on them) and all stamp duty, registration and other similar taxes incurred by or on behalf of Xstrata in connection with the Xstrata Offer. Pursuant to the Equity Bridge Facility Agreement Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the Xstrata Offer.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which will initially be 0.40% per annum. Following the date falling six months after the date on which the Equity Bridge Facility Agreement was signed, the margin will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of Xstrata.

A commitment fee is also payable at a percentage rate per annum on the day-to-day basis equal to 30% per annum on the undrawn amount of the Equity Bridge Facility.

The Equity Bridge Facility Agreement contains certain mandatory prepayment events, including: (i) illegality; (ii) fundraising; and (iii) a change of control of Xstrata.

The Equity Bridge Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from Xstrata and certain other members of the Xstrata Group in favour of the lenders of the Equity Bridge Facility, which are typical for this type of credit agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Equity Bridge Facility.

The Equity Bridge Facility is fully subordinated to the Acquisition Facilities and the Debt Bridge Facility such that the Equity Bridge Facility Lenders cannot enforce their rights to repayment or prepayment while either of the Acquisition Facilities or the Debt Bridge Facility remain outstanding. The only circumstance in which the Equity Bridge Facility may be repaid ahead of the Acquisition Facilities and the Debt Bridge Facility is where Xstrata uses the Equity Refinancing Amount.

(e) Pursuant to an agreement entered into between Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL on 17 May 2006 (the "Standby Equity Underwriting Letter"), Deutsche Bank and JPMSL have irrevocably undertaken, severally, and not jointly or jointly and severally, to underwrite, each as to 50%, one or more equity offerings by Xstrata (and/or,

subject to the approval of Deutsche Bank and JPMorgan Cazenove, such approval not to be unreasonably withheld or delayed, by one or more directly or indirectly owned subsidiaries of Xstrata) to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Equity Refinancing Amount"). The net proceeds raised by way of such equity offering(s) will be used first to pay or repay amounts outstanding under the Equity Bridge Facility Agreement.

Under the Standby Equity Underwriting Letter, Xstrata undertakes to effect one or more equity offerings, by itself or by one or more directly or indirectly owned subsidiaries as aforesaid, to pay or repay the Equity Refinancing Amount by the termination date of the Equity Bridge Facility Agreement (being the earlier of: (i) six months after initial utilisation of the Equity Bridge Facility; and (ii) 15 May 2007) (the "Termination Date") at such price as is determined by Xstrata, Deutsche Bank and JPMorgan Cazenove as described in paragraph (ii) below. Xstrata has agreed to undertake a rights issue underwritten by Deutsche Bank and JPMSL of such number of Ordinary Shares as is necessary to pay or repay the Equity Refinancing Amount by the Termination Date to the extent that the Equity Refinancing Amount has not already been paid or repaid.

The Standby Equity Underwriting Letter also contains, amongst others, the following provisions:

(i) unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unreasonably withheld or delayed), determines otherwise, the Equity Refinancing Amount will be raised by way of an underwritten rights issue of Ordinary Shares to existing Shareholders. Xstrata may, however, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unresonably withheld or delayed), elect to raise the Equity Refinancing Amount through any one or more of the following:

  (A) an underwritten rights issue of Ordinary Shares or convertible unsecured loan stock ("Stock Units") or other securities to existing Shareholders ("Rights Issue");

  (B) an underwritten non-pre-emptive cash placing of Ordinary Shares ("Cash Placing");

  (C) an underwritten non-pre-emptive cash placing of Ordinary Shares owned by Batiss ("Batiss Placing"); and/or

  (D) such other method as Xstrata, Deutsche Bank and JPMorgan Cazenove may agree;

(ii) Deutsche Bank, JPMorgan Cazenove, JPMSL and Xstrata have agreed that the issue price of any Ordinary Shares, Stock Units or other securities, as the case may be, proposed to be issued in connection with any Rights Issue, Cash Placing and/or Batiss Placing will be determined by Xstrata, Deutsche Bank and JPMorgan Cazenove at the time the relevant equity offering is launched acting reasonably and in good faith in the light of the then prevailing market conditions, any relevant Listing Rules requirements and/or Investor Protection Committee Guidelines, the market price of an Ordinary Share immediately prior to launch and, in the case of a Rights Issue, customary discounts to market price, but in any event the issue price will not be: (A) less than the pounds sterling equivalent of US$0.50 per new Ordinary Share; or (B) in the case of Stock Units, a price which would, upon conversion of any Stock Units, result in Ordinary Shares being issued at a discount to their nominal value;

(iii) Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL have undertaken to negotiate reasonably and in good faith the terms and conditions of any underwriting agreement to be entered into in connection with any equity offering by Xstrata (and/or by one or more directly or indirectly owned subsidiaries of Xstrata) to raise some or all of the Equity Refinancing Amount (each an "Underwriting Agreement"). In addition, Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL have agreed that the terms and conditions of any Underwriting Agreement will be customary for the type of equity offering it relates to, including, for example, the inclusion of an obligation for Xstrata to prepare a prospectus (if necessary), the provision of standard warranties by Xstrata and comfort letters in respect of any prospectus, customary indemnities in favour of Deutsche Bank, JPMorgan Cazenove and JPMSL, the obtaining of irrevocable undertakings (if any), customary conditions and termination provisions and customary *force majeure* provisions, if any;

(iv) Xstrata has undertaken that until any amounts drawn down under the Equity Bridge Facility Agreement are repaid neither Xstrata nor any subsidiary of Xstrata will undertake any rights issue, placing or other form of capital

agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Cerrejón Bridge Facility.

(h) The Cerrejón Acquisition Agreement, a description of which is set out in Part III of the Cerrejón Circular – "Principal Terms of the Proposed Acquisition", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation".

(i) The following agreements, each dated 27 February 2006, in connection with the agreement of the Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company to be called ARM *Coal*, which will have operating assets and growth projects in South Africa and participate in the export and domestic thermal coal markets, as described in paragraph 7.1 of this Part VI:

(i) an ordinary share subscription and shareholders' agreement (the "Ordinary Share Subscription and Shareholders' Agreement") between ARM, Xstrata (Schweiz) AG and Lexshell 676 Investments (Proprietary) Limited (the latter to be renamed ARM Coal (Proprietary) Limited) ("ARM Coal"), under which ARM and Xstrata (Schweiz) AG agreed to subscribe for ordinary shares in ARM Coal;

(ii) a preference share subscription and shareholders' agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal agreed to subscribe for preference shares in Xstrata South Africa using the proceeds received from ARM and Xstrata (Schweiz) AG for ordinary shares in ARM Coal under the Ordinary Share Subscription and Shareholders' Agreement;

(iii) an option agreement between Xstrata South Africa, ARM, ARM Coal and Xstrata (Schweiz) AG under which Xstrata South Africa agreed to grant ARM an option to subscribe for further preference shares in Xstrata South Africa to increase its participation by up to a further 10%. The exercise in full of this option would result in ARM controlling 36% of Xstrata's South African coal business;

(iv) a notarial joint venture agreement between Xstrata South Africa and ARM Coal in relation to the establishment of an unincorporated mining joint venture at Goedgevonden between Xstrata South Africa and ARM Coal (the "Goedgevonden Project"); and

(v) a facility agreement between Xstrata South Africa and ARM Coal under which Xstrata South Africa agreed to provide debt funding to ARM Coal of ZAR765,000,000 (approximately US$117.6 million) in order for ARM Coal to acquire a 51% interest in the Goedgevonden Project and up to ZAR1,200,000,000 (approximately US$184.5 million) in order for ARM Coal to make its contributions to the Goedgevonden Project during the feasibility phase and development phase of the Goedgevonden Project.

(j) A notarial sale and partnership agreement dated 22 February 2006 (the "Sale and Partnership Agreement") between Xstrata South Africa, Kagiso Platinum Venture (Proprietary) Limited ("KPV"), Rustenburg Platinum Mines Limited ("RPM") and Kagiso Trust Investments (Proprietary) Limited ("Kagiso"), in relation to the formation of a black economic empowerment partnership with Kagiso, through the special purpose vehicle KPV, (the "XK Platinum Partnership") in respect of the Xstrata Group's former 50% interest in the Mototolo Joint Venture as described in paragraphs 7.1 and 8.1(p) of this Part VI.

Pursuant to the terms of the Sale and Partnership Agreement:

(i) the parties to the Sale and Partnership Agreement together with Mototolo *Holdings* (Proprietary) Limited ("MH") entered into a third addendum dated 22 February 2006 to the Mototolo Joint Venture Agreement dated 12 July 2005 between RPM, Xstrata South Africa and MH (as previously amended by a first addendum dated 30 August 2005 and a second addendum dated 22 September 2005) (the "Mototolo Joint Venture Agreement") in terms of which the XK Platinum Partnership has become a party to the Mototolo Joint Venture Agreement and assumed most of the rights and obligations of Xstrata South Africa; and

(ii) Xstrata South Africa, KPV, RPM and MH entered into an addendum dated 22 February 2006 to the shareholders' agreement dated 12 July 2005 between Xstrata South Africa and RPM as co-shareholders in MH, recognising the admission of KPV as a shareholder in MH.

In order to facilitate Kagiso's fundraising in relation to the Mototolo Joint Venture, Xstrata South Africa and Investec Bank Limited ("Investec") entered into a guarantee agreement dated 23 March 2006 (the "Guarantee Agreement"). Under the Guarantee Agreement, as security for certain of the obligations and responsibilities of KPV towards Investec in terms of a project loan facility agreement between KPV and Investec (the "PLF Agreement"), Xstrata South Africa has provided an on demand guarantee of the performance by KPV of the obligations of KPV to Investec under the PLF Agreement, limited to an amount of ZAR100 million (approximately US$15.4 million), until the technical completion date of the Mototolo Joint Venture project.

Xstrata South Africa, Investec and KPV also entered into a subordination agreement dated 23 March 2006, pursuant to which Xstrata South Africa agreed to subordinate certain of its claims against KPV in connection with Mototolo Joint Venture agreements in favour of and for the benefit of Investec's claims against KPV under the PLF Agreement.

Xstrata South Africa, RPM, MH, Investec, KPV and Kagiso also entered into a lender-sponsor agreement dated 29 March 2006 primarily to regulate the manner in which Investec will realise security, including ahead of any claims of Xstrata South Africa subject to the terms of the agreement, upon a default of the terms of the PLF Agreement and where KPV is in breach of certain of the provisions of the Sale and Partnership Agreement.

(k) A memorandum of agreement dated 7 October 2005, between Xstrata South Africa, Richards Bay Coal Terminal Company Limited, Ingwe Collieries Limited, Anglo Operations Limited, Total Coal South Africa (Proprietary) Limited, Sasol Mining (Proprietary) Limited, Kangra Coal (Proprietary) Limited, Eyesizwe Coal (Proprietary) Limited and South Dunes Coal Company (Proprietary) Limited in relation to Phase V of the Richards Bay Coal Terminal in South Africa, which replaces a previous memorandum of agreement entered into in respect of Phase V, pursuant to which the parties agreed the terms of investment to increase the terminal capacity to 92 Mtpa and grant access to common users.

(l) On 6 September 2005, Xstrata Capital issued a US$375,000,000 guaranteed convertible debenture due 14 August 2017 (the "2017 Convertible Debenture") to Brascade Corporation ("Brascade") which is convertible, at any time after 14 August 2006, into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Debenture is guaranteed by Xstrata and was issued at par, with a coupon of 4.00% per annum. Interest on the 2017 Convertible Debenture is payable semi-annually in arrear in equal instalments on 6 March and 6 September each year. The exchange price is £17.1315. Unless previously redeemed or converted and in each case cancelled, the 2017 Convertible Debenture will be redeemed on 14 August 2017 at its principal amount plus unpaid accrued interest (if any). At any time after 14 August 2010, Xstrata Capital may, on giving notice, redeem the 2017 Convertible Debenture at its principal amount plus unpaid accrued interest (if any).

(m) A share purchase agreement entered into on 1 September 2005 made as of 26 August 2005 (the "Share Purchase Agreement") between Lansdowne UK Equity Fund Limited, a company incorporated under the laws of the Cayman Islands, B.W.I. ("Lansdowne"), Xstrata Alberta and Xstrata, pursuant to which Xstrata Alberta purchased and Lansdowne sold 367,415 Falconbridge Shares owned by Lansdowne for C$10,287,620 in cash. Xstrata Alberta completed the purchase of an additional 2,585 Falconbridge Shares under the Share Purchase Agreement for an aggregate purchase price of C$72,380 in cash on 8 September 2005.

Pursuant to a share purchase agreement made as of 2 September 2005 (the "Second Share Purchase Agreement") between Lansdowne, Xstrata and Xstrata Alberta, Xstrata Alberta agreed to purchase and Lansdowne agreed to sell 180,240 Falconbridge Shares owned by Lansdowne for an aggregate purchase price of C$5,046,720 in cash. The completion of the purchase of the 180,240 Falconbridge Shares pursuant to the Second Purchase Agreement, which was subject to regulatory approval under the Competition Act (Canada), was completed on 19 September 2005.

Each of the Share Purchase Agreement and the Second Share Purchase Agreement provided that, in the circumstances described in paragraph 8.1(o) of this Part VI below, Xstrata Alberta would pay to Lansdowne in cash the product of the

Excess Amount (as defined in paragraph 8.1(o) of this Part VI below) and the number of Falconbridge Shares acquired pursuant to the respective agreement.

The acquisitions of the additional Falconbridge Shares by Xstrata Alberta were made to try to ensure that Xstrata and Xstrata Alberta's ownership of Falconbridge Shares was sufficient to allow them to equity account for their investment in Falconbridge. This was unsuccessful due to subsequent share issues by Falconbridge which diluted Xstrata Alberta's holding to below 20%.

(n) A facility agreement dated 18 August 2005 (the "Second Existing Facility Agreement") pursuant to which Deutsche Bank and JPMorgan Chase provided a 364-day term facility for US$600,000,000 (the "Second Existing Facility") which was made available to, and was utilised by, Xstrata (Schweiz) AG to fund the purchase of Falconbridge Shares by Xstrata Alberta pursuant to the Brookfield Purchase Agreement referred to in paragraph 8.1(o) of this Part VI below.

Interest is payable on loans pursuant to the Second Existing Facility Agreement at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the margin, which is 0.40% per annum.

The Second Existing Facility Agreement includes certain mandatory prepayment events, including: (i) illegality; (ii) a change of control of Xstrata; (iii) disposal of assets (subject to certain thresholds); and (iv) incurring indebtedness for borrowed money and equity issues.

The Second Existing Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from Xstrata and certain other members of the Xstrata Group in favour of the lenders of the Second Existing Facility which are typical for this type of credit agreement. It also contains customary events of default upon the occurrence of which the lenders may terminate and demand repayment of the Second Existing Facility.

Xstrata expects to refinance the Second Existing Facility on or about the date of completion of the Proposed Acquisition using funds made available to it pursuant to the Acquisition Facilities Agreement.

(o) A sale and purchase agreement (the "Brookfield Purchase Agreement") dated 14 August 2005 between Xstrata, Xstrata Alberta, Brookfield (which was then known as Brascan Corporation), Brascade and 6287042 Canada Limited (the "Vendor"), pursuant to which the Xstrata Group acquired 73,115,756 Falconbridge Shares (the "Purchased Shares") for C$28.00 per share, for an aggregate purchase price of C$2,047,241,168 (the "Purchase Price").

The Purchase Price was paid by means of the delivery to the Vendor of two promissory notes made by Xstrata Alberta. One note, for US$1,327,345,890, was due and paid in cash on 22 August 2005. The second note, for US$375,000,000, was paid on 6 September 2005 through the issue to Brascade of a guaranteed US$375,000,000 principal amount convertible debenture (the 2017 Convertible Debenture) issued by Xstrata Capital, a wholly-owned subsidiary of Xstrata. The two promissory notes were secured with a pledge given by Xstrata Alberta in favour of the Vendor of the Purchased Shares on a basis proportionate to the principal amounts of the two promissory notes, which pledge has since been released. The 2017 Convertible Debenture was issued at par, had a 12-year term and bears interest at 4% per annum. Subject to its terms, it is convertible at any time at the option of the holder into approximately 12.1 million new Ordinary Shares based on a conversion price of £17.1315 per new Ordinary Share, representing a 35% premium to the closing price of the Ordinary Shares on 11 August 2005. The 2017 Convertible Debenture is callable by Xstrata at par plus accrued interest at any time after 14 August 2010.

Xstrata and Xstrata Alberta agreed in the Brookfield Purchase Agreement that if on or prior to 14 May 2006, Xstrata, directly or through an affiliate, or any person acting jointly or in concert with Xstrata, publicly announced an intention to merge with Falconbridge whereby Xstrata, or any person acting jointly or in concert with Xstrata, would acquire a majority portion of Falconbridge's business, or announced an intention to make an offer to the shareholders of Falconbridge to acquire sufficient Falconbridge Shares to own a majority of the outstanding Falconbridge Shares, in either case for a price per Falconbridge Share in excess (the "Excess Amount") of C$28.00, then within five days of the completion of either such transaction, Xstrata and Xstrata Alberta would pay to the Vendor in cash the product of the Excess Amount and the number of Falconbridge Shares acquired pursuant to the Brookfield Purchase Agreement.

The Brookfield Purchase Agreement also provided that until such time as a nominee of Xstrata is elected or appointed to the board of directors of Falconbridge, Brookfield, Brascade and the Vendor would: (i) exercise the voting rights appertaining to any junior preference shares of Falconbridge beneficially owned by them from time to time to nominate and vote for one individual whom Xstrata has, acting reasonably, approved as a nominee to serve as a director of Falconbridge; and (ii) if requested to do so by Xstrata, would cause one of their two nominees serving as a director of Falconbridge and representing the holders of the junior preference shares of Falconbridge to resign as a director, unless prior to such request one of these nominees had already resigned, upon prior notice to Xstrata and without being requested by Xstrata to do so. The holders of the junior preference shares are entitled to vote as a class to elect two directors to the board of directors of Falconbridge, but otherwise do not generally have the right to vote at meetings of the shareholders of Falconbridge. On 20 October 2005, Xstrata waived its right to require the exercise of the rights appertaining to the junior preference shares in Falconbridge to nominate and vote for a Xstrata nominee to the board of Falconbridge.

Each of Brookfield, Brascade and the Vendor agreed in the Brookfield Purchase Agreement not to sell any junior preference shares of Falconbridge until 13 October 2005, other than to affiliates of Brookfield. After 13 October 2005, if any of Brookfield, Brascade or the Vendor (the "Brookfield Offeror") desires to sell any of the Falconbridge junior preference shares beneficially owned by it (the "Offered Shares"), the Brookfield Offeror must provide Xstrata Alberta with the right of first offer in respect of those shares, by providing Xstrata Alberta with a notice that indicates the number of Offered Shares and the price at which the Brookfield Offeror wishes to sell the Offered Shares. In order to purchase the Offered Shares, Xstrata Alberta must, within 48 hours of receipt of the notice, provide a written response indicating that it will purchase all of the Offered Shares at the offer price. If Xstrata Alberta fails to provide a response within 48 hours of receipt of the notice, then Xstrata Alberta will be deemed to have waived its rights to purchase any of the Offered Shares. If the response does not provide for the purchase of all of the Offered Shares at the offer price, then the Brookfield Offeror may, within 60 days following the expiration of the notice period, enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).

(p) The Mototolo Joint Venture Agreement, being a notarial pooling and sharing agreement between Xstrata South Africa, RPM (a member of the Anglo Platinum group) and MH, dated 12 July 2005 (as amended by a first addendum dated 30 August 2005, a second addendum dated 22 September 2005 and a third addendum dated 22 February 2006), pursuant to which Xstrata South Africa and RPM entered into an unincorporated joint venture (the "Mototolo Joint Venture") in respect of platinum group metal ("PGM") resources in Mpumalanga Province in South Africa. Xstrata South Africa and RPM initially had an equal 50% participation interest in the Mototolo Joint Venture, although Xstrata South Africa's participation reduced to 37% as of 11 May 2006 in connection with the arrangements described in paragraph 8.1(j) of this Part VI.

Under the Mototolo Joint Venture Agreement, Xstrata South Africa agreed to develop and operate the underground mine, contributing its expertise in mechanised room and pillar mining, while RPM agreed to construct and manage a 200,000 tonnes per month PGM concentrator.

In terms of a concentrate sale agreement between RPM and Xstrata South Africa, dated 12 July 2005, RPM also agreed to purchase Xstrata South Africa's share of PGM concentrate for further smelting refining and marketing of finished product and Xstrata South Africa agreed to construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and to purchase RPM's share of chrome concentrate.

(q) An agreement between Xstrata Queensland Limited ("Xstrata Queensland") and Universal Resources Limited ("Universal") dated 11 March 2005, providing Xstrata Queensland with the right to explore and options to acquire 51% of the Roseby copper deposits in the Mount Isa area in north west Queensland, Australia. Under the agreement, Xstrata Queensland agreed to invest A$6.6 million (approximately US$5 million) in Universal, a listed Australian exploration company, by way of a placement of 30 million shares of Universal at an issue price of A$0.22 per share. This represented 13.2% of Universal's issued capital.

Of Xstrata Queensland's investment in Universal, A$4.4 million was agreed to be used to part-fund the planned Roseby Feasibility Project. Xstrata Queensland was also granted an option to acquire a direct 51% interest in this project at its then market value.

The remaining A$2.2 million was agreed to be used to fund an exploration project undertaken by Xstrata Queensland for additional copper sulphide mineralisation within the Roseby tenement area during 2005 and 2006. Known as the Sulphide Extension Exploration Project (SEEP), principal exploration targets were expected to be beneath and adjacent to the native copper deposits within the Roseby Feasibility Project. Xstrata Queensland will be granted an option to earn 51% equity in SEEP either by expending a minimum of A$10 million plus delivering a bankable feasibility study or by A$15 million expenditure on exploration.

In addition, Xstrata Queensland secured the option to purchase future copper concentrate production from Roseby that is not subject to prior off-take agreements.

(r) A US$4,000,000,000 acquisition facilities and subscription agreement and a US$2,600,000,000 bridge facility and subscription agreement, both dated 1 March 2005, pursuant to which Barclays Capital, JPMorgan Chase and RBS provided facilities (the "WMC Facilities") to Xstrata (Schweiz) AG and certain other members of the Xstrata Group in accordance with an underwriting letter dated 19 November 2004.

No member of the Xstrata Group utilised funds made available to it pursuant to the WMC Facilities due to the failure of the proposed acquisition of WMC Resources Limited. Members of the Xstrata Group no longer have any right to borrow, nor the lenders any obligation to lend, funds pursuant to the WMC Facilities.

(s) An option contract dated 1 October 2004 between Empresa Minera del Centro del Peru S.A. ("Centromin") and Xstrata Peru S.A. ("Xstrata Peru") relating to the grant of an option for a term of four years, with the potential to extend for a further two years.

The agreement was entered into following the Xstrata Group winning the right, in August 2004, to explore and the option to develop the Las Bambas copper-gold-molybdenum project in Southern Peru following an international bid process conducted by ProInversion (Peru's Private Investment Promotion Agency).

The consideration for the initial option was US$45.5 million plus US$500,000 and US$750,000 for each six months in year 5 and 6 of the option respectively. On the exercise of the option, Centromin has agreed to execute a transfer agreement relating to the transfer of mining tenements covering approximately 35,000 hectares and including the Chalcobamba, Ferrobamba, Sulfobamba and Charcas deposits and other assets to Xstrata.

The Las Bambas copper project is within the Southern Peru copper belt, which hosts a series of major copper operations including Toquepala and Cuajone (SPCC), the Tintaya operation and Cerro Verde (Phelps Dodge). It is located in the district of Apurimac, 260 kilometres from Cuzco. Exploration work to date has indicated a resource in excess of 500 million tonnes and copper grades of over 1%.

Xstrata Peru continues to progress work and liaise with ProInversion, Centromin and the Government of Peru to complete exploration and feasibility work in accordance with the option contract. During or at the end of this period, Xstrata Peru has the right to exercise its option to develop the copper operation.

(t) A US$1,400,000,000 multi-currency revolving facilities and subscription agreement dated 28 May 2004 ("the First Existing Facility Agreement") pursuant to which Barclays Capital, Deutsche Bank, JPMorgan Chase, RBS and other lenders provide general purpose working capital facilities (the "First Existing Facilities") to Xstrata (Schweiz) AG and certain other members of the Xstrata Group. The First Existing Facility Agreement was entered into in the ordinary course of business and is on customary terms.

The First Existing Facilities consist of: (i) a 60-month term loan facility for US$1,000,000,000 ("Facility A"); and (ii) a 364-day revolving loan facility with an extension option for US$400,000,000 ("Facility B").

Interest is payable on loans pursuant to the First Existing Facilities at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the margin, which in respect of Facility A is 0.50% per annum and in respect of Facility B is 0.40% per annum.

The First Existing Facilities include certain mandatory prepayment events, including: (i) illegality; (ii) a change of control of Xstrata; (iii) disposal of assets (subject to certain thresholds); and (iv) incurring indebtedness for borrowed money and equity issues.

The First Existing Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from Xstrata and certain other members of the Xstrata Group in favour of the lenders of the First Existing Facilities, which are typical for this type of credit agreement. The First Existing Facility Agreement also contains customary events of default upon the occurrence of which the lenders may terminate and demand repayment of the First Existing Facilities.

Xstrata expects to refinance the First Existing Facilities on or before the date of the Proposed Acquisition using funds made available to it pursuant to the Acquisition Facilities Agreement.

(u) A notarial pooling and sharing agreement between Xstrata South Africa and Merafe Resources Limited ("Merafe") dated 23 February 2004 (the "Pooling and Sharing Agreement") establishing the Xstrata Merafe Chrome Venture, pursuant to which the parties pool their respective South African chrome and ferrochrome assets in the Pooling and Sharing Venture ("PSV") and share in the earnings from such assets.

The Xstrata Group's Chrome Business assets consist of five operating chromite mines and 18 ferrochrome furnaces, all of which are managed through the PSV. Two of the ferrochrome furnaces were until 16 November 2005 owned in a 50/50 production joint venture, known as the Gemini Joint Venture, with Samancor Limited ("Samancor"), a major South African ferrochrome producer. Merafe concluded a transaction with Samancor which resulted in Merafe replacing Samancor in the Gemini Joint Venture and all associated mining activities with effect from 16 November 2005. The assets and business of the Gemini Joint Venture and certain strategic chrome reserves which were also acquired as part of the transaction have been incorporated within the PSV. The assets are now managed along with all of the other PSV assets and fall under the control and management of the Joint Board of the PSV.

Xstrata South Africa's attributable interest in the PSV is staggered over time, with its current participation of 83% scheduled to decrease to 79.5% from 1 July 2006. Immediately following the formation of the PSV on 1 July 2004, Merafe's participation was 11%. Under the terms of the pooling arrangements, Merafe's interest increased to 14% on 1 July 2005, to 17% on 16 November 2005 following the contribution of its share of the Gemini Joint Venture assets, and is scheduled to increase to 20.5% from 1 July 2006.

The following addenda and adjustment agreements have been entered into in relation to the above arrangements:

(i) an addendum dated 8 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(ii) a second addendum dated 30 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(iii) a third addendum dated 25 June 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to reinstate the Pooling and Sharing Agreement with effect from 31 May 2004, extend the date of fulfilment of the suspensive conditions contained in the Pooling and Sharing Agreement and amend the provisions of the Pooling and Sharing Agreement relating to EBITDA and CAPEX;

(iv) a fourth addendum dated 8 December 2004 between Xstrata South Africa and Merafe, pursuant to which the parties amended various provisions in the Pooling and Sharing Agreement pertaining to EBITDA, net working capital, environmental obligations, maintenance capital, the inclusion by Xstrata South Africa of a further asset in the PSV and various other miscellaneous issues;

(v) an agreement dated 3 May 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome and Mining (Proprietary) Limited ("Merafe Ferrochrome") in relation to the adjustment of the parties' respective participation interests in the PSV, pursuant to which the parties agreed to amend the Pooling and Sharing Agreement so that Merafe's share in the PSV would increase to 17%; and

(vi) a fifth addendum dated 15 November 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome, pursuant to which the parties conditionally agreed to amend the Pooling and Sharing Agreement to make provision for the inclusion of the Project Lion ferrochrome expansion project as part of the PSV and the consequent adjustment of Merafe's share in the PSV so that, with effect from 1 July 2006, Merafe's share in the PSV would increase to 20.5%.

(v) On 15 August 2003, Xstrata Capital issued US$600,000,000 of guaranteed convertible bonds due 15 August 2010 (the "2010 Convertible Bonds") which are convertible at the option of the holder, at any time after 26 September 2003, into 3.95% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2010 Convertible Bonds are guaranteed by Xstrata and were issued at par and bear a coupon of 3.95% per annum. Interest on the 2010 Convertible Bonds is payable semi-annually in arrear in equal instalments on 15 February and 15 August each year. The exchange price is £6.10. Unless previously redeemed or converted or purchased and in each case cancelled, the 2010 Convertible Bonds will be redeemed on 15 August 2010 (the "2010 Convertible Bonds Final Maturity Date") at their principal amount plus unpaid accrued interest (if any). Prior to the 2010 Convertible Bonds Final Maturity Date, Xstrata Capital may, in certain circumstances, on giving notice, redeem all but not some only of the 2010 Convertible Bonds then outstanding at their principal amount plus unpaid accrued interest (if any).

(w) The Relationship Agreement dated 20 March 2002 between the Company and Glencore International regulating the continuing relationship between the parties and ensuring the Company is capable of carrying on its business independently of Glencore and of Glencore International as controlling shareholder, a description of which is set out in paragraph 3 of Part IV of the Cerrejón Circular – "The Xstrata Group's Relationship with Glencore – Relationship with controlling shareholder", which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation".

8.2 Falconbridge Group

The following information has been derived solely from information included in public documents published by Falconbridge and has not, for the purposes of this document, been commented on or verified by Falconbridge or the Falconbridge Directors or verified by Xstrata or the Xstrata Directors. Nothing in the previous sentence is intended to qualify the statements in paragraph 1 of this Part VI. So far as Xstrata is aware, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Falconbridge Group within the two years immediately preceding the date of this document or are expected to be entered into prior to the date of this document and are, or may be, material or have been entered into at any time by a member of the Falconbridge Group and contain any provisions under which a member of the Falconbridge Group has an obligation or entitlement which is, or may be, material to the Falconbridge Group as at the date of this document:

(a) A shareholder rights plan agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company providing for the adoption by Falconbridge of a shareholder rights plan (the "Shareholder Rights Plan").

Under the Shareholder Rights Plan, Falconbridge issued one SRP Right for each Falconbridge Share then outstanding and authorised the issue of SRP Rights in respect of any Falconbridge Shares issued thereafter. The SRP Rights are attached to the Falconbridge Shares and are not exercisable until the time (the "Separation Time"), which is defined in the Shareholder Rights Plan to mean the close of business on the tenth business day after the earlier of: (i) the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Shareholder Rights Plan) of 20% or more of the Falconbridge Shares; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid to acquire 20% or more of the Falconbridge Shares, other than as a result of a Permitted Bid (as defined in the Shareholder Rights Plan and as described below); and (iii) the date upon which a Permitted Bid (as defined therein and described below) ceases to be such. The Falconbridge Directors have the discretion to delay the Separation Time in the case of (ii) and (iii) above and Falconbridge's Notice of Change to its Directors' Circular dated 26 May 2006 relating to the announced revised Inco Offer stated that on 23 May 2006 they had done so with respect to the Xstrata Offer.

The Shareholder Rights Plan does not apply to certain types of transactions, including "Permitted Bids". A "Permitted Bid" is a bid that, amongst other things, is a take-over bid made to all Falconbridge Shareholders for all the Falconbridge Shares that provides that no Falconbridge Shares may be taken up unless more than 50% of the Falconbridge Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn.

From and after the Separation Time, each SRP Right entitles a holder thereof to purchase one Falconbridge Share for a price (the "Exercise Price") equal to four times the market price (as defined in the Shareholder Rights Plan) per Falconbridge Share (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if any person (an "Acquiring Person") acquires Beneficial Ownership of 20% or more of the Falconbridge Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid) (a "Flip-in Event"), then after the close of business on the tenth business day after the first date of public announcement by Falconbridge or an Acquiring Person that an Acquiring Person has become such, each SRP Right thereafter constitutes, effective from and after the Separation Time, the right to purchase from Falconbridge, upon payment of the Exercise Price, that number of Falconbridge Shares having an aggregate market price (as defined in the Shareholder Rights Plan) equal to twice the Exercise Price (thereby effectively giving Falconbridge Shareholders the right to purchase Falconbridge Shares at a 50% discount). However, SRP Rights beneficially owned by an Acquiring Person and persons acting jointly or in concert with an Acquiring Person are void. The result would be to significantly dilute the shareholdings of any such acquiror.

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Falconbridge Shares and will be transferable only together with the associated Falconbridge Shares. After the Separation Time, separate certificates evidencing the SRP Rights ("Rights Certificates"), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Falconbridge Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights will trade separately from the Falconbridge Shares after the Separation Time.

Under the Shareholder Rights Plan, Falconbridge's board of directors has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid, made by means of a take-over bid circular sent to all holders of Falconbridge Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of the plan to any other Flip-in Event made by means of a take-over bid circular to all holders of Falconbridge Shares prior to the expiry of any take-over bid for which the plan was waived or deemed to have been waived. Falconbridge's board of directors also has the right, without the prior consent of the holders of Falconbridge Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of C$0.00001 per SRP Right, subject to certain adjustments. If a person acquires Falconbridge Shares pursuant to a Permitted Bid or pursuant to a transaction for which Falconbridge's board of directors has waived the application of the Shareholder Rights Plan, then Falconbridge's board of directors shall immediately upon the consummation of such acquisition be deemed to have elected to redeem the SRP Rights at the redemption price.

Falconbridge has agreed in the Inco Support Agreement that, unless required by the terms of the Shareholder Rights Plan or a final and non-appealable order of a court having jurisdiction or an order of the OSC, Falconbridge shall not redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Shareholder Rights Plan without the prior written consent of Inco.

Xstrata believes that the Inco Offer is a Permitted Bid.

It is a condition of the Xstrata Offer that the Offeror shall have determined in its sole judgment that, on terms satisfactory to the Offeror: (i) the Shareholder Rights Plan does not provide rights to the Falconbridge Shareholders to purchase any securities of Falconbridge as a result of the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the Xstrata Offer, the Offeror or Xstrata, either before or on consummation of the Xstrata Offer, or the acquisition by the Offeror of any Falconbridge Shares under the Xstrata Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (ii) the board of directors of Falconbridge shall have redeemed all outstanding SRP Rights or waived the application of the Shareholders Rights Plan to the purchase of Falconbridge Shares by the Offeror under the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; (iii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Falconbridge Shares upon the exercise of the SRP Rights; (iv) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or (v) the SRP Rights and the Shareholders Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Falconbridge Shares with respect to the Xstrata Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

(b) A support agreement (the "Inco Support Agreement") dated 10 October 2005 (as amended by amendment agreements dated 12 January 2006, 20 February 2006, 21 March 2006 and 13 May 2006) between Inco and Falconbridge with respect to the proposed acquisition of all Falconbridge Shares by Inco on the basis of C$51.17 in cash per Falconbridge Share or 0.6927 of an Inco Share per Falconbridge Share and C$0.05 in cash, in each case at the election of the Falconbridge Shareholders, subject to a maximum cash consideration available under the Inco Offer of C$4,786,678,875 and subject to a maximum of 200,657,578 Inco Shares issuable under the Inco Offer, such that if all Falconbridge Shareholders tendered for cash, under the Inco Offer each Falconbridge Shareholder would be entitled to receive C$12.50 in cash and 0.524 of an Inco Share.

Falconbridge has agreed in the Inco Support Agreement that, promptly upon the purchase by Inco of such number of Falconbridge Shares which represents at least a majority of the outstanding Falconbridge Shares, Inco will be entitled to designate such number of members of the Falconbridge board of directors, and any committees thereof, as is proportionate to the percentage of the outstanding Falconbridge Shares owned by Inco (the time of such election or appointment of such directors being the "Effective Time").

The Inco Support Agreement contains a number of customary representations and warranties of Inco and Falconbridge, and each of Falconbridge and Inco has also agreed in the Inco Support Agreement to a number of mutual covenants.

Falconbridge has agreed in the Inco Support Agreement that, prior to the earlier of the time of the appointment or election to its board of directors of persons designated by Inco who represent a majority of the directors of Falconbridge and the termination of the Inco Support Agreement, Falconbridge will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and not undertake certain types of restricted activities unless Inco otherwise agrees in writing.

Falconbridge has agreed that if the Inco Offer is not, or ceases to qualify as, a Permitted Bid, Falconbridge will immediately defer the separation time of the SRP Rights in respect of the Inco Offer and to continue to defer separation of the SRP Rights with respect to the Inco Offer. Falconbridge has further agreed that, immediately prior to the expiry time of the Inco Offer (the "Inco Expiry Time"), it shall waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Inco Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction.

If Inco acquires not less than 50.01% of the outstanding Falconbridge Shares (on a fully-diluted basis) no later than 10 days after the Inco Expiry Time, Falconbridge has agreed that it will, at the request of Inco, promptly take all necessary steps to redeem all of its outstanding junior preference shares (Series 1, 2 and 3) and any other class of preference shares, or any outstanding convertible debentures.

The Inco Support Agreement contains certain "non-solicitation" provisions pursuant to which Falconbridge has agreed that it will not, directly or indirectly: (i) take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Falconbridge Shares pursuant to the Inco Offer; (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal, provided that Falconbridge may advise any person making an unsolicited acquisition proposal that such acquisition proposal does not constitute a superior proposal when Falconbridge's board of directors has so determined; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Inco, the approval or recommendation of Falconbridge's board of directors or any committee thereof of the Inco Support Agreement or the Inco Offer; (iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any acquisition proposal; or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principal, agreement, arrangement or undertaking related to any acquisition proposal.

The Inco Support Agreement provides that, notwithstanding the foregoing restrictions, the board of directors of Falconbridge is permitted, subject to certain requirements, to: (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Inco the approval or recommendation of the Inco Offer; or (ii) engage in discussions or negotiations with, or provide information pursuant to the Inco Support Agreement to, any person in response to an acquisition proposal by any such person, only if it has received an unsolicited bona fide written acquisition proposal from such person and such acquisition proposal constitutes a superior proposal.

The Inco Support Agreement defines a "superior proposal" as an unsolicited bona fide acquisition proposal made by a third party to Falconbridge in writing after 10 October 2005: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalisation, liquidation, winding-up or similar transaction, all of the Falconbridge Shares and offering or making available the same consideration in form and amount per Falconbridge Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory (including competition/antitrust approvals in the United States and Canada and Investment Canada Act approval) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the board of directors of Falconbridge, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Falconbridge or any subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the acquisition proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Falconbridge during such three day period); (v) which is offered or made available to all Falconbridge Shareholders in Canada and the United States; (vi) in respect of which the board of directors of Falconbridge determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Falconbridge Shareholders would be inconsistent with its fiduciary duties and (y) the acquisition proposal would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Falconbridge Shareholders from a financial point of view than the Inco Offer (including any adjustment to the terms and conditions of the Inco Offer pursuant to the Inco Support Agreement, and taking into account the long-term value and anticipated synergies anticipated to be realised as a result of the combination of Inco and Falconbridge); and (vii) that, subject to compliance with the requirements of Inco Support Agreement, the board of directors of Falconbridge has determined to recommend to Falconbridge Shareholders.

From and after the date of the Inco Support Agreement, Falconbridge must notify Inco of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an acquisition proposal, any request for discussions or negotiations, any request for representation on the board of directors of Falconbridge or any request for non-public information relating to Falconbridge or any subsidiary or material joint venture or material mineral property of which Falconbridge's directors, officers, representative or agents are or become aware, or any amendments to the foregoing.

Falconbridge is not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Inco Support Agreement) unless: (i) the acquisition proposal constitutes a superior proposal; (ii) Falconbridge has complied with the non-solicitation restrictions in the Inco Support Agreement; (iii) Falconbridge has provided Inco with notice in writing that there is a superior proposal together with all documentation related to and detailing the superior proposal at least seven business days prior to the date on which the board of directors of Falconbridge proposes to accept, approve, recommend or to enter into any agreement relating to such superior proposal; (iv) ten business days shall have elapsed from the later of the date Inco received notice of Falconbridge's proposed determination to accept, approve, recommend or to enter into any agreement relating to such superior proposal, and the date Inco received a copy of the written proposal in respect of the acquisition proposal and, if Inco has proposed to amend the terms of the Inco Offer in accordance with the Inco Support Agreement, the board of directors of Falconbridge (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the acquisition proposal is a superior proposal compared to the proposed amendment to the terms of the Inco Offer by Inco; (v) Falconbridge concurrently terminates the Inco Support Agreement in accordance with its terms; and (vi) Falconbridge has previously, or concurrently will have, paid to Inco the Falconbridge termination payment as described below.

Pursuant to the Inco Support Agreement, Falconbridge has agreed that, during the ten day business period referred to above or such longer period as Falconbridge may approve for such purpose, Inco shall have the opportunity, but not the obligation, to propose to amend the terms of the Inco Offer. The board of directors of Falconbridge must review any proposal by Inco to amend the terms of the Inco Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco's proposal to amend the Inco Offer would result in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Inco Offer.

Pursuant to the Noranda Debt Underwriting Agreement the obligations of the several Noranda Debt Underwriters to purchase the Noranda Notes referred to above were subject to certain conditions precedent and the Noranda Debt Underwriters agreed to purchase all of the Noranda Notes if any of the Noranda Notes were purchased.

Noranda agreed to indemnify the Noranda Debt Underwriters against some specified types of liabilities, including liabilities under the Securities Act and Canadian securities legislation, and to contribute to payments the Noranda Debt Underwriters may be required to make in respect of any of these liabilities.

The Noranda Notes were a new issue of securities with no established trading market. The Noranda Notes were not listed on any securities exchange or on any automated dealer quotation system. The Noranda Debt Underwriters were permitted to make a market in the Noranda Notes after completion of the offering, but were not obligated to do so and could discontinue any market-making activities at any time without notice.

In connection with the offering of the Noranda Notes, the Noranda Debt Underwriters were permitted to purchase and sell the Noranda Notes in the open market. These transactions could have included short sales, purchases to cover positions created by short sales and stabilising transactions.

The Noranda Debt Underwriters were permitted to close out any short position by purchasing notes in the open market.

Under the Noranda Debt Underwriting Agreement, the Noranda Debt Underwriters could impose a penalty bid, i.e. where a particular Noranda Debt Underwriter would repay to the other Noranda Debt Underwriters a portion of the underwriting commission received by it because the representative of the Noranda Debt Underwriters had repurchased Noranda Notes sold by or for the account of that Noranda Debt Underwriter in stabilising or short covering transactions.

(f) A support agreement (the "Falconbridge Support Agreement") dated 8 March 2005 between Noranda and Former Falconbridge pursuant to which Noranda agreed to make an offer to purchase all of the outstanding common shares of Former Falconbridge not already owned by Noranda or its affiliates (the "Noranda Offer") and, subject to the satisfaction of certain conditions, pursuant to which Noranda agreed to take up such shares.

Noranda had also agreed to proceed with a share exchange issuer bid (the "Noranda Issuer Bid") pursuant to which Noranda would offer to purchase up to approximately 63.4 million of its common shares in exchange for three series of junior preferred shares of Noranda with an aggregate stated value of US$1.25 billion. Pursuant to the Falconbridge Support Agreement, Noranda agreed to coordinate the Noranda Offer and the Noranda Issuer Bid such that the Noranda Offer would expire at least five days after Noranda took up common shares of Noranda under the Noranda Issuer Bid. Noranda committed to extend the expiry date of the Noranda Offer for a minimum of 30 days in the event that Noranda waived: (i) the condition in the Noranda Issuer Bid that Brookfield would have deposited and not withdrawn 63,377,140 common shares of Noranda to the Noranda Issuer Bid; or (ii) the condition in the Noranda Offer that Noranda had not taken up any Noranda Shares under the Noranda Issuer Bid. Noranda also agreed it may not waive without the consent of Former Falconbridge the minimum tender condition of the Noranda Offer that at the expiry time of the Noranda Offer, the number of common shares of Former Falconbridge tendered (or deemed tendered) and not withdrawn under the Noranda Offer would not be sufficient to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws.

Pursuant to the Falconbridge Support Agreement, each of Former Falconbridge and Noranda made certain representations and warranties to the other. Former Falconbridge agreed that until the common shares of Former Falconbridge were taken up by Noranda, Former Falconbridge would conduct its business in the ordinary and regular course. Each of Noranda and Former Falconbridge agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Falconbridge Support Agreement.

Noranda covenanted in the Falconbridge Support Agreement that, assuming completion of the Noranda Offer, it would take such action to ensure that the Noranda Board of Directors was comprised of Alex Balogh, André Bérard, Jack L. Cockwell, Maureen Kempston Darkes, J. Bruce Flatt, A.L. (Al) Flood, Norman Gish, Robert J. Harding, David W. Kerr,

Edmund King, Neville Kirchmann, James McCutcheon, Mary Mogford, George Myhal, Derek G. Pannell, David Race and James Wallace.

The Falconbridge Support Agreement was capable of being terminated by either Noranda or Former Falconbridge if a court of competent jurisdiction or other governmental body issued an order or had taken similar action restraining the Noranda Offer in certain circumstances.

Former Falconbridge could also terminate the Support Agreement if, amongst other things: (i) the Noranda Offer was not made within the time period provided in the Falconbridge Support Agreement; (ii) the Noranda Offer did not conform in all material respects with the description of the offer in the Falconbridge Support Agreement; (iii) Noranda had not become legally obligated to accept and take up the common shares of Former Falconbridge on or prior to 31 May 2005 subject to any extension contemplated in the Falconbridge Support Agreement; (iv) the Noranda Offer was terminated, withdrawn or expired; (v) there was a material breach of the representations and warranties on the part of Noranda in the Falconbridge Support Agreement; or (vi) there was a material breach by Noranda of its covenants contained in the Falconbridge Support Agreement and Noranda failed to remedy the breach within five business days of notice of the breach.

Noranda could also terminate the Falconbridge Support Agreement if, amongst other things: (i) Noranda determined, acting reasonably, prior to 31 May 2005 that any condition to the Noranda Offer would not be satisfied or waived prior to such date; (ii) any condition to the Noranda Offer had not been satisfied or waived on expiry of the Noranda Offer; (iii) there had been a material breach of the representations and warranties on the part of Former Falconbridge in the Falconbridge Support Agreement; (iv) there had been a material breach by Former Falconbridge of its covenants contained in the Falconbridge Support Agreement and Former Falconbridge had failed to remedy the breach within five business days of notice of the breach; or (v) the board of directors of Former Falconbridge had withdrawn or modified (in a manner determined by Noranda to be adverse to Noranda) its approval or recommendation of the Noranda Offer, the Falconbridge Support Agreement or the transactions contemplated in the Falconbridge Support Agreement.

(g) A lock-up agreement dated 8 March 2005 between Brookfield, Brascade and Noranda, pursuant to which Brookfield and Brascade agreed to deposit, subject to certain conditions, common shares in the capital of Noranda ("Noranda Shares") owned by them or any of their wholly-owned subsidiaries to the offer by Noranda to exchange up to 63,377,140 Noranda Shares for 50,000,000 junior preference shares of Noranda. Under the Lock-up Agreement, Brookfield and Brascade also agreed to vote their Noranda Shares in favour of any resolution required to create such junior preference shares. Xstrata believes that this agreement will not have any impact on its ability to complete the Proposed Acquisition.

9. Working capital

Xstrata is not currently able to undertake appropriate procedures to support a statement in respect of the sufficiency of working capital of the Xstrata Group which, in these circumstances, should ordinarily cover the Xstrata Group including the Falconbridge Group following completion of the Proposed Acquisition. This is because Xstrata does not currently have access to any material non-public financial or other information in respect of Falconbridge or the Falconbridge Group which would allow those procedures to be undertaken.

Xstrata is of the opinion that, taking into account the bank and other facilities available to the Xstrata Group, the Xstrata Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

Xstrata's opinion on the sufficiency of working capital of the Xstrata Group including the Falconbridge Group following completion of the Proposed Acquisition is intended to be available and to be published as soon as Xstrata is granted access sufficient for the purpose to the information referred to above and in any event within 28 days of the date of satisfaction or waiver of all of the conditions of the Xstrata Offer and the announcement by the Offeror that the Offeror has taken up Falconbridge Shares under the Xstrata Offer.

Xstrata EBITDA is presented as the aggregated results of Xstrata, Xstrata's attributable share of Cerrejón, which is assumed to be all thermal coal, and Tintaya, which is assumed to be all copper. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated EBITDA may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge to those of the Xstrata Group.

Xstrata EBITDA includes the results of associates, and is before unallocated costs and non-trade items and the results of discontinued operations. Cerrejón and Tintaya EBITDA is calculated as earnings before net interest, taxation, depreciation and amortisation. Falconbridge EBITDA is derived as income generated on operating assets adding back depreciation, amortisation and accretion charges and is before the deduction of unallocated expenses.

Xstrata revenue is presented as the aggregated results of Xstrata, Xstrata's attributable share of Cerrejón, which is assumed to be all South America, and Tintaya, which is assumed to be all South America. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated revenue may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge to those of the Xstrata Group. Falconbridge revenue split is calculated before "other" regions revenue as there is insufficient publicly available information to split other revenue by component geography.

The source of the information used is as follows:

(a) Xstrata: 2005 IFRS audited financial information from the 2005 Annual Report and Accounts;

(b) Falconbridge: Canadian GAAP audited financial information extracted from Falconbridge's 2005 annual report and accounts;

(c) Cerrejón: extracted from BHP Billiton's annual report (year ended 30 June 2005, supplementary information) and half yearly report (6 months ended 31 December 2005, supplementary information); and

(d) Tintaya: EBITDA and revenue for the year to 30 June 2005 as extracted from Xstrata's announcement in respect of the Tintaya Acquisition, dated 16 May 2006.

13. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), from the date of this document up to and including the date of conclusion of the Extraordinary General Meeting at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, UK:

(a) the memorandum and articles of association of Xstrata;

(b) the Annual Reports and Accounts of Xstrata, including the audited consolidated accounts and the independent auditors' reports for each of the years ended 31 December 2003, 31 December 2004 and 31 December 2005;

(c) the consent letters referred to in paragraph 11 of this Part VI;

(d) a copy of the Offer Document;

(e) a copy of this document; and

(f) the documents incorporated by reference into this document as described in the section of this document headed "Relevant Documentation".

The above documents will also be available at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland and Deutsche Bank Auditorium, Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK from at least 15 minutes prior to the Extraordinary General Meeting until the conclusion of that meeting.

Dated: 30 May 2006

Definitions

Note that certain terms used in Falconbridge information included in Part III – "Information on the Falconbridge Group" are defined within the relevant section(s) of such Falconbridge information.

"2010 Convertible Bonds"	the 3.95% Guaranteed Convertible Bonds due 2010 issued by Xstrata Capital
"2017 Convertible Debenture"	the 4.00% Guaranteed Convertible Debenture due 2017 issued by Xstrata Capital
"ARC"'	Advance Ruling Certificate under Section 102 of the Competition Act (Canada) in respect of the purchase of Falconbridge Shares by the Offeror
"Acquisition Facilities"	the acquisition facilities to be provided under the Acquisition Facilities Agreement
"Acquisition Facilities Agreement"	the acquisition facilities agreement, details of which are provided in paragraph 8.1(c) of Part VI – "Additional Information – Material contracts"
"Annual Reports and Accounts"	the annual reports and accounts prepared by Xstrata for the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005
"Argentine pesos" or "ARS"	the lawful currency of Argentina
"Articles"	the articles of association of the Company
"Arrangement"	the capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Xstrata Group's acquisition of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the associated rights issue
"associated undertaking"	has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act
"Asturiana"	Asturiana de Zinc, S.A., a company incorporated in Spain with limited liability
"Australia"	the Commonwealth of Australia
"Australian dollars" or "A$"	the lawful currency of Australia
"Barclays"	Barclays Bank PLC
"Batiss"	Batiss Investments Limited
"BHP Billiton"	BHP Billiton plc and/or BHP Billiton Limited as the context may require
"Bloomberg"	Bloomberg Financial Markets
"Brascade"	Brascade Corporation
"Brookfield"	Brookfield Asset Management Inc., a company formerly known as Brascan Corporation
"Canada"	Canada, its territories and its possessions.

representing not less than one-tenth of the total voting rights of all the members having the right to vote at the EGM) may demand a poll. On a poll, each member present in person or by proxy has one vote for each fully paid Ordinary Share of which he is a ho'der.

Note 10

As permitted by the Company's Articles of Association, a proxy appointment will (a) include the right: (i) to demand, or join in demanding, a poll; (ii) to speak at a meeting; and (iii) to vote on any amendment of a Resolution as the proxy thinks fit; and (b) (unless it provides to the contrary) be valid for any adjournment of a meeting.

Note 11

As permitted by the Company's Articles of Association, members present in person or by proxy at the satellite meeting will be counted in the quorum for the meeting and entitled to vote.

Note 12

A proxy appointment which is not delivered or received in accordance with these notes and the Company's Articles of Association shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the EGM, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Note 13

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM to be held on Friday, 30 June 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by (i) 10.30 a.m. (British Summer Time) on Wednesday, 28 June 2006; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services PLC is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After such time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in accordance with the provisions of the Uncertificated Securities Regulations 2001.

Note 14

Unless the context otherwise requires, terms used in this EGM Notice have the meanings ascribed to them in the section headed "Definitions and Glossary of Technical Terms" of the Circular issued by the Company on 30 May 2006.



Xstrata plc Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Number 82-34660


xstrata



Rights Issue

October 2006

PROSPECTUS DATED 3 OCTOBER 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) held in certificated form before Thursday, 5 October 2006 (the "ex-rights date"), please forward this document (and, if you are a Qualifying non-CREST Shareholder, the Provisional Allotment Letter which, *subject to certain exceptions, you are being* sent) to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. This document and/or the Provisional Allotment Letter (which, subject to certain exceptions, you are being sent if you are a Qualifying non-CREST Shareholder) should not, however, be distributed, forwarded to or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to and subject to certain exceptions, the United States, Australia, Canada, Japan and South Africa. Please refer to paragraph 7 of Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue" of this document if you propose to send this document and/or the Provisional Allotment Letter outside the United Kingdom. If you sell or have sold or otherwise transferred your Existing Shares (other than ex-rights) held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or have sold only part of your holding of Existing Shares (other than ex-rights) in certificated form, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately. Instructions regarding split applications are set out in the Provisional Allotment Letter.

***The distribution of this document and/or the Provisional Allotment Letter and/or the transfer of Nil Paid* Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the Provisional Allotment Letter come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, subject to certain exceptions, this document, the Provisional Allotment Letter and any other such documents should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada, Japan or South Africa.**

Capitalised terms have the meanings ascribed to them in Part XI – "Definitions and Glossary of Technical Terms". References to times in this document are to London Time unless otherwise stated.

You should read this document in its entirety and in particular the section of this document headed "Risk Factors" at pages 14 to 29 when considering whether to take up your rights under the Rights Issue.

Xstrata plc

(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)

1 for 3 Rights Issue of up to 235,787,596 New Shares at 1,265 pence per New Share

The latest time for acceptance and payment in full of entitlements under the Rights Issue is 11.00 a.m. (London Time) on Friday, 27 October 2006. The procedure for acceptance and payment is set out in Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue" and, for Qualifying non-CREST Shareholders only, is also set out in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 4 of Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue".

The Existing Shares have been admitted to the Official List, to trading on the London Stock Exchange's main market for listed securities and to listing on the SWX. Application has been made to the Financial Services Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be admitted to the Official List and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. Application has also been made to the Admission Board of the SWX for the New Shares (nil and fully paid) to be admitted to listing on the SWX. It is expected that Admission to the Official List will become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SWX, nil paid, at 8.00 a.m. (London Time) on Thursday, 5 October 2006.

Certain information in relation to the Former Xstrata Group has been incorporated by reference into this document. You should refer to the section of this document headed "Relevant Documentation and Incorporation by Reference".

This document comprises a prospectus relating to the Company, the offer of New Shares under the Rights Issue and Admission which has been prepared in accordance with the Listing Rules made under section 73A of the Financial Services and Markets Act 2000 (as amended) ("FSMA") and the prospectus rules made under Part VI of FSMA (the "Prospectus Rules"). This Prospectus will be made available to the public in accordance with the Prospectus Rules.

Qualifying Shareholders holding Ordinary Shares through the SIS System should contact the Swiss Bank through which they hold Ordinary Shares for details of how to participate in the Rights Issue.

Deutsche Bank AG is authorised under German Banking Law (Competent authority: BaFin – Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Rights Issue.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority and is regulated by the Financial Services Authority for the conduct of UK business, is acting exclusively for the Company and no one else in connection with the Rights Issue, and will not be responsible to anyone other than the Company for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in connection with the Rights Issue.

Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. (the "Banks") or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Enlarged Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Enlarged Xstrata Group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Debt Bridge Facility Agreement, the Acquisition Facilities Agreement and the Equity Bridge Facility Agreement. See paragraph 21 of Part VIII – "Additional Information – Summary of the terms of the Underwriting Agreement" for details of the Underwriting Agreement, paragraph 22.9 of Part VIII – "Additional Information – Material contracts" for details of the Debt Bridge Facility Agreement, the Acquisition Facilities Agreement and the Equity Bridge Facility Agreement and paragraph 22.11 of Part VIII – "Additional Information – Material contracts" for details of the Standby Equity Underwriting Letter.

Qualifying non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses in the United States, Australia, Canada, Japan or South Africa, are being sent a Provisional Allotment Letter. Qualifying CREST Shareholders (none of whom are being sent a Provisional Allotment Letter), other than (subject to certain exceptions) those with registered addresses in the United States, Australia, Canada, Japan or South Africa, are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on Thursday, 5 October 2006. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to be issued in connection with the Rights Issue and/or to take up entitlements to Nil Paid Rights, in any jurisdiction in which such an offer or solicitation is unlawful. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights or the Fully Paid Rights or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Except as otherwise provided for herein, neither this document nor any Provisional Allotment Letter constitutes an offer of New Shares, Nil Paid Rights or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States, Australia, Canada, Japan or South Africa. The Banks may arrange for the offer of New Shares not taken up in the Rights Issue in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Shares, the Nil Paid Rights and the Fully Paid Rights offered outside the United States are being offered in reliance on Regulation S. Subject to certain exceptions, the Provisional Allotment Letters are not being, and will not be, posted to any person in the United States, Australia, Canada, Japan or South Africa. The attention of Overseas Shareholders and other recipients of this document who are residents or citizens of any country other than the United Kingdom or who have a contractual or other obligation to forward this document and/or the Provisional Allotment Letter to a jurisdiction outside the United Kingdom is drawn to paragraphs 7 and 8 of Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue" of this document.

No person has been authorised to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata or any of the Banks. Subject to the Listing Rules, the Prospectus Rules and the Disclosure Rules, neither the delivery of this document, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Enlarged Xstrata Group since the date of this document or that the information in it is correct as of any subsequent date.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for advice.

Any reproduction or distribution of this document in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the New Shares, the Nil Paid Rights or the Fully

Paid Rights is prohibited. Each offeree of the New Shares, the Nil Paid Rights or the Fully Paid Rights by accepting delivery of this document agrees to the foregoing.

For the Rights Issue, the Company is relying upon exemptions from registration under the US securities laws for an offer that does not involve a public offering in the United States. None of the New Shares, the Nil Paid Rights or the Fully Paid Rights have been recommended by any US federal or state securities commission or any other US regulatory authority and they have not determined that this document is accurate or complete. Any representation to the contrary is a criminal offence.

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

Subject to certain exceptions, this document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby unless you are a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act (a "QIB"). In addition, in order to exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby you must sign and deliver an investor letter, substantially in the form described under paragraph 7(d) of Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue".

If you sign such an investor letter, you will be, amongst other things:

- representing that you and any account for which you are acquiring the New Shares, the Nil Paid Rights or the Fully Paid Rights are a QIB;
- agreeing not to reoffer, sell, pledge or otherwise transfer the New Shares, the Nil Paid Rights or the Fully Paid Rights, except:
  - in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act;
  - to another QIB in accordance with Rule 144A under the Securities Act (if available); or
  - with respect to the New Shares only, pursuant to Rule 144 under the Securities Act (if available),

  and, in each case, in compliance with any applicable securities laws of any state or other jurisdiction of the United States; and
- agreeing not to deposit any New Shares, Nil Paid Rights or Fully Paid Rights into any unrestricted depositary facility established or maintained by a depositary bank, unless they have been registered pursuant to an effective registration statement under the Securities Act.

No representation has been, or will be, made by the Company or the Banks as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, pledge or transfer of the New Shares.

Any envelope containing a Provisional Allotment Letter and post-marked from the United States will not be accepted unless it contains a duly executed investor letter in the appropriate form as described in paragraph 7(d) of Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue". Similarly, any Provisional Allotment Letter in which the exercising holder requests New Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

The payment paid in respect of Provisional Allotment Letters that do not meet the foregoing criteria will be returned without interest.

Any person in the United States who obtains a copy of this document and who is not a QIB is required to disregard it.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE OR NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS

OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.

Selected IFRS financial information on the Former Xstrata Group

The financial information set out below has been extracted without material amendment from section A of Part I of this document, where it is shown with important notes describing certain of the line items.

	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December	Unaudited IFRS Six months ended 30 June	
	2004	2005	2005	2006
	US$m (except as otherwise stated)			
Revenue	6,462.4	8,049.8	3,765.7	5,178.3
EBITDA (before non-trading items)	2,065.4	3,103.1	1,358.0	2,263.4
EBITDA	2,066.6	3,092.8	1,347.7	2,263.4
EBIT (before non-trading items)	1,497.8	2,519.5	1,074.2	1,947.4
EBIT	1,499.0	2,509.2	1,063.9	1,947.4
Profit before taxation	1,441.1	2,461.9	1,068.3	1,880.0
Attributable profit (before non-trading items)	1,027.2	1,660.1	760.8	1,136.8
Attributable profit	1,067.1	1,706.4	797.1	1,132.8
Earnings per share (before non-trading items) (US$)	1.64	2.71	1.23	1.80
Earnings per share (US$)	1.70	2.79	1.28	1.79
Dividends per share – paid (US¢)	21.3	25.0	16.0	25.0
Dividends per share – proposed (US¢)	16.0	25.0	9.0	13.0
Net debt	1,472.0	2,611.1	1,349.5	1,657.4
Net assets	7,325.2	8,137.2	7,239.7	13,084.0
Net debt to equity (%)	20.1%	32.1%	18.6%	12.7%
Net cash flow from operating activities	1,638.2	2,324.9	848.1	1,479.2
Net cash flow from/(used in) investing activities	(423.8)	(2,363.2)	(340.2)	(2,858.3)
Net cash flow from/(used in) financing activities	(1,009.1)	122.0	(737.0)	1,791.2
Net increase/(decrease) in cash and cash equivalents	205.3	83.7	(229.1)	412.1

Selected UK GAAP financial information on the Former Xstrata Group

The financial information set out below has been extracted without material amendment from section A of Part I of this document, where it is shown with important notes describing certain of the line items.

	Audited UK GAAP Year ended 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Turnover (including share of joint ventures' turnover)	3,481.6	6,465.3
EBITDA (before exceptional items)	698.7	2,069.5
EBITDA	811.9	2,070.7
EBIT (before exceptional items)	318.8	1,501.3
EBIT	432.0	1,495.7
Profit before taxation	354.3	1,369.1
Attributable profit (before exceptional items)	162.0	1,088.4
Attributable profit	277.0	1,052.9
Earnings per share (before exceptional items) (US$)	0.37	1.74
Earnings per share (US$)	0.63	1.68
Dividends per share paid & proposed (US¢)	20.0	24.0
Net debt	2,221.5	1,454.2
Net assets	7,099.5	8,656.0
Net attributable assets	6,484.9	8,020.3
Net debt to equity (%)	31.3%	16.8%
Net cash inflow from operating activities	593.4	1,747.9
Net cash inflow/(outflow) before financing	(1,710.8)	1,050.6
Net cash inflow/(outflow) from financing activities	1,865.6	(827.6)
Net increase in cash and cash equivalents	154.8	223.0

Selected Canadian GAAP financial information on the Falconbridge Group

The financial information set out below has been extracted without material amendment from section C of Part I of this document, where it is shown with important notes describing certain of the line items, the comparability of the Falconbridge Group's financial information and restatements to the Falconbridge Group's financial information.

	Audited Canadian GAAP Year ended 31 December				Unaudited Canadian GAAP Six months ended 30 June	
	2003 Restated	2004 As reported	2004 Restated	2005	2005	2006
	US$m (except as otherwise stated)					
Revenues	4,657.0	6,978.0	6,764.0	8,148.0	3,946.0	6,806.0
Income generated from operating assets	397.0	1,380.0	1,391.0	1,820.0	922.0	1,980.0
EBITDA	778.0	1,766.0	1,771.0	2,236.0	1,114.0	2,228.0
Net income from continuing operations before taxation	43.0	884.0	945.0	1,391.0	635.0	1,818.0
Basic earnings per common share (US$)	–	1.78	1.71	2.52	1.20	3.17
Dividend per common share (US$)	0.46	0.37	0.37	0.39	n/a	n/a
Net debt	2,694.0	2,324.0	2,544.0	2,941.0	3,383.0	2,338.0
Net assets	3,516.0	4,256.0	4,036.0	5,085.0	4,620.0	6,416.0
Shareholders' equity	2,597.0	3,059.0	2,839.0	5,031.0	4,571.0	6,173.0
Cash flow from operations	413.0	1,191.0	1,184.0	1,635.0	739.0	1,040.0

Selected unaudited IFRS pro forma financial information on the Enlarged Xstrata Group

The financial information set out below has been extracted without material amendment from Part III – "Unaudited Pro Forma Financial Information".

	Unaudited	
	Year ended 31 December 2005	Six months ended 30 June 2006
	US$m (except as otherwise stated)	
Revenue	17,199	12,572
EBITDA	5,857	4,802
EBIT	3,924	3,767
Profit before taxation	3,172	3,232
Attributable profit	2,027	1,937
Earnings per share (before non-trading items) (US$)	2.28	2.12
Earnings per share (US$)	2.35	2.12
Net assets[(1)]	–	18,459

[(1)] Pro forma information for net assets at 31 December 2005 is not available as no pro forma balance sheet has been prepared for 31 December 2005.

Current trading and prospects

Since 30 June 2006, Xstrata has continued to trade well, with demand for commodities remaining robust. In the wider market, this demand, together with market supply constraints and long lead times to add new market capacity, has supported prices for the Enlarged Xstrata Group's commodities significantly above long-term averages.

Base metals prices rose strongly in the first half of 2006, with copper, zinc and lead prices peaking in May before falling back in June. Nickel and aluminium prices also rose strongly in the first half of 2006. In the three months ended 30 September 2006, copper prices consolidated in a range between US$7,000 per tonne and US$8,000 per tonne, while prices for the other three metals showed a strong upward trend. For copper, the market was supported by supply disruption issues in the face of strong market demand. Strong global zinc demand growth coupled with low world zinc stocks and a supply deficit have combined to boost the zinc price in the second half of 2006. The nickel price increased further after 30 June 2006, reaching new highs in August 2006. By comparison the aluminium price has remained flat to date in the second half of 2006, albeit at a relatively high level by historical standards. With the exception of nickel, where the London Metal Exchange (LME) price has continued to show upward momentum, base metals prices fell back from their recent highs in mid-September 2006 due to concerns over potential softer Chinese demand and the performance of the US economy. However, base metal prices remain significantly above their long-term averages and the assumptions that underpinned the Falconbridge Acquisition.

For thermal and coking coal, more than 90% of Xstrata's export sales from Australia and South Africa have been priced for the remainder of 2006. Thermal and coking coal prices have remained above historical averages in 2006, although average realised prices are expected to be lower than in 2005. A key driver of earnings for the Coal Business in 2007 will be the settlement of contract prices in Australian thermal and coking coals for the new contract year from 1 April 2007 as well as coal's competitive position in the European energy market. Term thermal coal prices relating to this period for contracts settled to date reflect the continued strong demand. Coking coal price negotiations for the new contract year will not typically commence until later in 2006. Stronger demand from stainless steel producers in 2006 has supported an increase of 4.75 cents per pound in the ferrochrome price in the third quarter of 2006. Vanadium prices have declined from the peaks seen in 2005, but remain strong and are anticipated to remain significantly above historical levels during 2006.

Significant changes

Falconbridge break fees

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

Falconbridge Special Dividend
Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments of approximately C$278.1 million (approximately US$249.2 million) and approximately US$3.6 million in aggregate, of which approximately C$55.2 million (approximately US$49.5 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

Falconbridge Acquisition
On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,035.2 million) in aggregate.

On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,434.8 million) in aggregate.

On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,043.9 million) in aggregate.

As a result of these transactions and acquisitions in August and September 2005 by Xstrata Alberta of approximately 19.9% of the then outstanding Falconbridge Shares, Xstrata now beneficially owns approximately 97.1% of the outstanding Falconbridge Shares on a fully-diluted basis. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun a compulsory acquisition process to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006.

The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and its debt facilities, which are to be refinanced in part using the net proceeds of the Rights Issue.

ARM Coal
On 24 August 2006, the transaction announced by the Company in February 2006 between the Former Xstrata Group and African Rainbow Minerals, to establish a new black controlled South African coal mining company called ARM Coal, completed. The transaction was valued in aggregate at approximately ZAR2.4 billion (approximately US$310.3 million). The Former Xstrata Group paid ZAR384 million (approximately US$49.6 million) to subscribe for 49% of the issued share capital of ARM Coal, which holds a 20% interest in the coal operations of Xstrata South Africa excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51.7 million). As a result, historically disadvantaged South Africans will now control approximately 36% of the Enlarged Xstrata Group's South African coal business. The Former Xstrata Group also provided debt funding of ZAR765 million (approximately US$98.9 million) to ARM Coal to acquire the 51% interest in the Goedgevonden project.

Redemption of Falconbridge preference shares
Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 on 1 November 2006. The Enlarged Xstrata Group intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$274.2 million).

Rights Issue
On Tuesday, 3 October 2006, the Company announced the Rights Issue.

Other than as outlined above, there has been no significant change in the financial or trading position of the Enlarged Xstrata Group since 30 June 2006, the date to which the latest unaudited interim published financial information of the Former Xstrata Group was prepared.

Capitalisation and indebtedness

As at 31 August 2006, the gross capitalisation of the Enlarged Xstrata Group calculated in accordance with IFRS was US$32,068.5 million. Of this amount, total shareholders' equity was US$9,070.8 million and total gross indebtedness was US$22,997.7 million. US$791.5 million of the gross indebtedness balance was non-current and guaranteed but unsecured. US$14.1 million of the gross indebtedness balance was current and guaranteed but unsecured. The current secured debt was US$146.3 million and the non-current secured debt was US$96.7 million. The current unsecured and unguaranteed debt was US$12,076.2 million and the non-current unsecured and unguaranteed debt was US$9,872.9 million.

The Enlarged Xstrata Group's net indebtedness position as at 31 August 2006 was US$20,358.9 million being the Enlarged Xstrata Group's gross indebtedness of US$22,997.7 million (US$12,236.6 million current debt and US$10,761.1 million non-current debt) offset by cash or cash equivalents of US$2,638.8 million. The Enlarged Xstrata Group's net financial indebtedness position as at 31 August 2006 was US$20,358.9 million being the Enlarged Xstrata Group's net indebtedness of US$20,358.9 million offset by current financial receivables of US$nil.

As at 30 June 2006, the total shareholders' equity of the Former Xstrata Group in accordance with IFRS was US$8,760.0 million (excluding the profit and loss reserve).

The above capitalisation and indebtedness information is unaudited and sourced, in the case of the total shareholders' equity at 30 June 2006, from the 2006 Xstrata Interim Report and, otherwise, from the Enlarged Xstrata Group's management accounts.

Working capital

Xstrata is of the opinion that, taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Enlarged Xstrata Group, the Enlarged Xstrata Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

Additional information

The Enlarged Xstrata Group has entered into transactions in the ordinary course of business with Glencore and joint venture entities that may be deemed to be related parties. The Enlarged Xstrata Group also acquired a one-third interest in Cerrejón from Glencore on 12 May 2006.

Details of the Company's directors, senior management, advisers and auditors are set out in the section of this document headed "Directors, Secretary, Registered Office, Head Office and Advisers" and Part VI – "Directors and Senior Management of Xstrata" and details of the Enlarged Xstrata Group's employees and contractors are set out in paragraph 15 of Part VIII – "Additional Information – Employees and contractors".

Copies of this Prospectus, the Provisional Allotment Letter, the Company's memorandum and articles of association and certain other documents referred to herein will be on display during normal business hours for a period of 12 months following the date of publication of this document at Xstrata's registered office and at the offices of Freshfields Bruckhaus Deringer in London.

The Rights Issue and investment in the Company are subject to a number of risks. Accordingly, investors and prospective investors should consider carefully all of the information set out in this document and all of the information incorporated by reference into this document, including, in particular, the risks described below, prior to making any decisions on whether or not to make an investment in the Company. Additional risks and uncertainties not presently known to the Company or the Directors, or that the Company or the Directors currently consider to be immaterial, may also have an adverse effect on the Enlarged Xstrata Group.

The Enlarged Xstrata Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares, Nil Paid Rights and/or Fully Paid Rights may decline and investors may lose all or part of their investment. ***Investors and prospective investors should consider carefully whether an investment in the Company is suitable for them, in the light of the information set out in this document and the information incorporated by reference into this document and the financial resources available to them.***

Industry risks relating to the Enlarged Xstrata Group

Commodity price volatility and cost efficiency

The Enlarged Xstrata Group's turnover and earnings are dependent upon prevailing prices for the commodities it produces. Historically, such prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainty, the overall performance of world or regional economies and the related cyclicality in industries directly served by the Enlarged Xstrata Group and a variety of other factors beyond its control. In particular, demand for commodities has recently been, and is expected to be in the future, influenced by demand from specific regions, such as the Asia-Pacific region and specific countries, such as China and India, and there can be no assurance that factors beyond the Enlarged Xstrata Group's control, such as political, regulatory and economic factors, will not adversely affect such demand. Prices may also be affected by governmental actions intended to reduce greenhouse gas emission. See Part II –"Information on the Enlarged Xstrata Group – Regulatory and environmental matters" and "Risks related to climate change legislation" in this section headed "Risk Factors" below. In addition, speculative trades in certain commodities on the world markets may cause short-term price fluctuations for such commodities, including commodities produced by the Enlarged Xstrata Group. These external factors and the volatile nature of the commodity markets make it difficult to estimate future prices. Any substantial or extended decline in commodity prices would adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

As the Enlarged Xstrata Group, in common with its competitors, is unable to influence commodity prices directly, its competitiveness and long-term profitability are, to a significant degree, dependent upon its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs in the Enlarged Xstrata Group's operations generally include the extraction and processing costs of raw materials and consumables such as reductants, power, fuels, labour, transport and equipment, many of which have been, and continue to be, particularly susceptible to inflationary and supply and demand pressures. The Enlarged Xstrata Group's production costs are also significantly affected by production volumes and, therefore, the Enlarged Xstrata Group's ability to maintain production levels and maximise capacity utilisation will be a key factor in determining its overall cost competitiveness. The Enlarged Xstrata Group's ability to maintain earnings and undertake capital expenditure would be adversely affected in the event of a sustained material fall in world commodity prices, an appreciable rise in its production costs or a decline in its production volumes. There can be no assurance that the Enlarged Xstrata Group will be able to maintain or reduce production costs or maintain or increase its production volumes in the future.

Any increase in the price of a commodity may encourage other producers to increase their production of that commodity. Any over-production in a particular commodity, which is in excess of demand, could reduce the price of that commodity and adversely affect the Enlarged Xstrata Group's results of operations or financial condition.

Environmental, health and safety

Various environmental, health and safety permits are required for many of the operations of the Enlarged Xstrata Group and these permits are subject, in certain situations or on the occurrence of certain events, to modification, renewal or revocation by issuing authorities. Governmental authorities and the courts have the power to enforce compliance with these permits and applicable environmental, health and safety laws and regulations and violations may result in civil or criminal penalties, the curtailment or cessation of operations, orders to pay compensation, orders to remedy the effects of violations and/or orders to take preventative steps against possible future violations.

In some jurisdictions, members of the public can initiate private proceedings to enforce compliance with permits and applicable environmental, health and safety laws and regulations. Proceedings commenced by members of the public have not to date had a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group, although actions of this type have occurred in relation to other corporations. No assurance can be given that these types of private actions will not occur in the future and have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

Compliance with these laws, regulations and permits has not to date had a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group although such permits, laws and regulations are subject to change (including the imposition of more onerous requirements and obligations) and the Company is unable to predict the ultimate cost of compliance with such amended environmental, health and safety permits, laws and regulations. The cost of maintaining compliance could be substantial. There can be no assurance that the cost of complying with present or future laws or regulations will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The operations of the Enlarged Xstrata Group are extensively regulated. National, state and local authorities in the countries in which the Enlarged Xstrata Group has operations regulate the industries in which the Enlarged Xstrata Group operates with respect to matters including, but not limited to, employee health and safety, royalties, permitting and licensing requirements, planning and development and environmental compliance (including, for example, compliance with waste and waste water treatment and disposal, emissions and discharge requirements, plant and wildlife protection, reclamation and restoration of mining properties before, during and after mining is complete, surface subsidence from underground mining and the effects that mining has on surface and/or groundwater quality and availability). Numerous governmental permissions, approvals and leases are required for each of the Enlarged Xstrata Group's operations. The Enlarged Xstrata Group is required to prepare and present to national, state or local authorities data pertaining to the anticipated effect or impact that any proposed exploration, mining or production activities may have upon the environment. The costs, liabilities and other obligations associated with complying with such requirements or arising from the manner in which the obligations are met or, as may be necessary, the cost of rehabilitation of sites used for operations which have been closed down, may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. There can be no assurance that compliance costs, including the costs of rehabilitation of site operations which have been closed down, and dealing with environmental, health and safety issues associated with legacy closed sites will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The Enlarged Xstrata Group's copper and lead smelters at Mount Isa in Australia are exempted, through special state legislation, from compliance with state environmental laws regulating air emissions. The Mount Isa operations in Queensland are subject to specific legislation of the Queensland State Parliament, the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985 exempts the Mount Isa operations from strict compliance with the otherwise applicable Environmental Protection Act 1994 with respect to air emissions. The state environmental regulator has informed Xstrata of its desire to assume responsibility for the regulation of special state legislation, including the Mount Isa Mines Limited Agreement Act 1985. In the event that happens and a subsequent amendment is sought and made to bring air emissions permitted under the Mount Isa Mines Limited Agreement Act 1985 into line with the Environmental Protection Act 1994, or alternatively that the Mount Isa Mines Limited Agreement Act 1985 is repealed, then significant cost consequences, relating to investing in new environmental technologies and practices, could be required to maintain current production levels, which would have an adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. See Part II – "Information on the Enlarged Xstrata Group – Regulatory and environmental matters".

In addition, a violation of environmental, health and safety laws relating to a mine or production facility or a failure to comply with the instructions of the relevant environmental or health and safety authorities could lead to, amongst other things, a temporary shutdown of all or a portion of the mine or production facility, a loss of the right to mine or to continue with production or the imposition of costly compliance procedures, fines and penalties, liability for clean-up costs or damages. If environmental and/or health and safety authorities require the Enlarged Xstrata Group to shut down all or a portion of a mine or production facility or to implement costly compliance measures, or impose fines and penalties, liability for clean-up costs or damages on the Enlarged Xstrata Group, whether pursuant to existing or new environmental or health and safety laws and regulations, such measures could have a material adverse effect on the Enlarged Xstrata Group's results of operations and financial condition.

The possibility exists that new environmental and/or health and/or safety legislation or regulations may come into force and/or new information may emerge on existing environmental and/or health and/or safety conditions and/or other events (including legal proceedings brought based upon such conditions or an inability to obtain necessary permits), that may materially adversely affect the Enlarged Xstrata Group's operations, its cost structure, its customers' ability to use the commodities produced by the Enlarged Xstrata Group, demand for its products, the quality of its products and/or its methods of production and distribution. The Enlarged Xstrata Group expects that further environmental laws and/or regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organisations and other bodies have been pursuing. Some of the issues which are relevant to the Enlarged Xstrata Group that are currently under review by environmental regulatory agencies include reducing or stabilising various emissions, including sulphur dioxide and greenhouse gas emissions, geochemical and geotechnical stability of mine works, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceeding prescribed limits. Such matters may, amongst other things, require the Enlarged Xstrata Group, or its customers, to change operations significantly or incur increased costs (including compliance expenditures) or could require the Enlarged Xstrata Group to increase financial reserves, which could have an adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

In view of the uncertainties concerning future removal, stabilisation, reclamation and site restoration costs on certain of the Enlarged Xstrata Group's properties, the ultimate costs for future removal, stabilisation, reclamation and site restoration to the Enlarged Xstrata Group could differ from the amounts estimated. Estimates for such future costs are subject to change based on amendments to applicable laws and regulation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and, in such case, would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require the Enlarged Xstrata Group to provide financial security to secure, in whole or in part, future removal, stabilisation, reclamation and site restoration obligations in such jurisdictions. In some instances, the Enlarged Xstrata Group has already provided such security. In other instances, such security may be required to be provided upon the occurrence of certain events, including in certain cases if the Company or the relevant member of the Enlarged Xstrata Group ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation, if the regulatory authority claims the security is based upon a miscalculation of costs or as the relevant property nears the end of its operation. Although the provision of such security does not increase the future removal, reclamation and site restoration costs (other than costs associated with the provision of such security), a portion of the Enlarged Xstrata Group's financial resources may be required to support these commitments, which could adversely affect the financial resources available to the Enlarged Xstrata Group.

Risks related to climate change legislation

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 30 August 2006, 164 states and regional economic integration organisations (such as the EU) had deposited instruments of ratifications, accessions, approvals or acceptances in respect of the Kyoto Protocol.

The Enlarged Xstrata Group has operations in various jurisdictions that may be subject to national, regional or local laws, regulations and policies aimed at limiting or reducing greenhouse gas emissions. While the impact of the Kyoto Protocol and related legislation and regulation cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. As the operation of the Enlarged Xstrata Group's business involves incurring certain of these costs, increases in such costs could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. Further, the Enlarged Xstrata Group may be required to change operations, reduce production capacity or make additional investments to adapt to new or amended environmental laws and regulations, which could have a material adverse affect on the results of operations or financial condition of the Enlarged Xstrata Group.

The coal industry, governments and other organisations are actively investing in research projects to reduce greenhouse gas emissions from the use of coal in power generation. Demand for coal is expected to be supported by forecast increases in global demand for energy. Nonetheless, there can be no assurance that the introduction of laws, regulations and practices to limit greenhouse gas emissions will not in the future adversely affect the price of, and demand for, coal. A significant

decrease in the demand for coal, with current users turning increasingly to alternative forms of energy, may adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

A significant part of the Enlarged Xstrata Group's export thermal coal sales are to Japanese customers. The Japanese government's current policy on greenhouse gas emissions is that it intends to meet its Kyoto obligations by 2012. In February 2003, the Japanese cabinet approved a tax on coal imports of 700 yen per tonne (approximately US$5.90 per tonne) to be phased in in three stages. The first stage commenced on 1 October 2003 with a 230 yen per tonne levy (approximately US$1.94 per tonne) and the second phase became effective on 1 April 2005 at 460 yen per tonne (approximately US$3.90 per tonne). The third phase is scheduled to be implemented on 1 April 2007. The tax applies to all thermal coal imports, including thermal coal produced by the Enlarged Xstrata Group. There can be no assurance that these taxes or other taxes which may be introduced in the future in Japan and/or other countries will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Given the uncertainty surrounding the impact of climate change, the manner of implementation of the Kyoto Protocol in those jurisdictions where it has yet to be implemented, the various mechanisms available for countries to achieve their emission reduction targets (whether under the Kyoto Protocol or otherwise) and difficulties in identifying and assessing the financial impacts of such measures, it is not possible to determine with certainty at this time what the ultimate effects of climate change and the Kyoto Protocol or other similar initiatives to limit or control greenhouse gas emissions may be for the Enlarged Xstrata Group.

See Part II – "Information on the Enlarged Xstrata Group – Regulatory and environmental matters".

Australian native title and South African and Canadian land claims

In Australia, the Native Title Act 1993 (Cth) (the "Native Title Act") recognises native title and establishes processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. If native title has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the right to negotiate with respect to the grant of mining rights, which include exploration titles and the compulsory acquisition of land. For further information, see Part IV – "Information on the Former Xstrata Group's Business – Native title and land claims". Native title claims have been made over some areas where the Enlarged Xstrata Group has mining operations and there can be no assurance that such claims or any future claims will not have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition or that additional claims will not be lodged in the future.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, compelling the South African government to include a claimant as a beneficiary in a state support programme for housing or granting the claimant an appropriate right in alternatively designated state land or with any alternative and appropriate relief. For further information, see Part IV – "Information on the Former Xstrata Group's Business – Native title and land claims". The Company is aware that a number of land claims have been lodged in relation to the surface rights of the Enlarged Xstrata Group's various South African properties, but has limited information about these claims, and due to the lengthy administrative process under the Restitution of Land Rights Act 1994, there is uncertainty as to their status and prospects of success.

In Canada, the Enlarged Xstrata Group's properties may, in the future, be the subject of Native Americans' land claims which are generally addressed by the courts in Canada. The legal basis of such a land claim is a matter of considerable legal complexity and the impact of the assertion of a land claim, or the possible effect of a settlement of such claim upon the property interest in question, cannot be predicted with any degree of certainty at this time. In addition, no assurance can be given that any recognition of Native American rights whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mining activity pending resolution of any such claim) would not delay or even prevent the Enlarged Xstrata Group's resource development or mining activities in Canada.

Accordingly, the Company can give no assurance that these land claims, or any other land claims of which it is not aware, will not have an adverse effect on the Enlarged Xstrata Group's rights to the properties that are subject to the land claims.

Nothing in this paragraph headed "Australian native title and South African and Canadian land claims" is intended to qualify the statement in paragraph 27 of Part VIII – "Additional Information – Litigation" that, except as set out in that paragraph, no member of the Enlarged Xstrata Group is engaged in or, so far as Xstrata is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or the Enlarged Xstrata Group's financial position or profitability.

South African MPRDA and Empowerment Charter

On 3 October 2002, the President of South Africa assented to and signed into law the Mineral and Petroleum Resources Development Act 28 of 2002 (the "MPRDA"), which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines including the Royalty Bill pertaining to royalties (which is discussed further in Part II – "Information on the Enlarged Xstrata Group – Regulatory and environmental matters"). Regulations pertaining to the MPRDA were promulgated on 23 April 2004 and on 29 October 2004.

A key outcome is that the government of South Africa becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted once certain criteria are met, including empowerment criteria for historically disadvantaged South Africans ("HDSAs"). Existing prospecting and mining rights, termed "old order rights", need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the South African mining industry is controlled by HDSAs within ten years from 1 May 2004. In addition, mining companies need to achieve certain goals aimed at the upliftment of HDSAs both in the workplace and the communities in which they operate. The MPRDA and Empowerment Charter are more fully explained in Part II – "Information on the Enlarged Xstrata Group – Regulatory and environmental matters".

The Company can give no assurance that these legislative developments in South Africa will not have a material adverse effect on the Enlarged Xstrata Group's mining rights in South Africa and/or the results of operations or financial condition of the Enlarged Xstrata Group.

With respect to its obligations under this legislation, the Enlarged Xstrata Group has entered into partnerships with ARM, Merafe and Kagiso relating to certain of its South African operations as described in Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Acquisitions, disposals and discontinued operations", Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Recent significant developments" and paragraphs 22.15, 22.16 and 22.33 of Part VIII – "Additional Information – Material contracts". See also Part IV – "Information on the Former Xstrata Group's Business – Coal Business summary – South African operations – Mineral right applications and conversions", Part IV – "Information on the Former Xstrata Group's Business – Alloys Business summary – Chrome operations – Mineral right applications and conversions" and Part IV – "Information on the Former Xstrata Group's Business – Alloys Business summary – Vanadium operations – Mineral right applications and conversions".

Risks relating to the business of the Enlarged Xstrata Group

Operational considerations

The success of the Enlarged Xstrata Group's business is affected by a number of factors which are, to a large extent, outside its control. Such factors include the availability of raw materials, water and power. In addition, the Enlarged Xstrata Group's business is subject to numerous other operating risks which include: unusual or unexpected geological features, ground conditions or seismic activity; climatic conditions such as flooding or drought; interruptions to power supplies; congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These and other risks and hazards could result in damage to, or destruction of, properties or production facilities, may reduce or cause production to cease at those properties or production facilities, may result in personal injury or death, environmental damage, business interruption, monetary losses and possible legal liability and may result in actual production differing

from estimates of production, including those contained whether expressly or by implication in this document or the information incorporated by reference into this document. While the Enlarged Xstrata Group has insurance covering various types of business interruptions in respect of its operations, such insurance may not fully cover the consequences of such business interruptions and, in particular, may not cover interruptions arising from all types of equipment failure, labour disputes or "*force majeure*" events. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Equally, there can be no assurance that operating risks and the costs associated with them will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Metal processing plants are especially vulnerable to interruptions, particularly where events cause a stoppage which necessitates a shutdown in operations. Stoppages in smelting, even if lasting only a few hours, can cause the contents of furnaces to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The Enlarged Xstrata Group depends upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver its commodities to market. Disruption of these transportation services because of weather-related problems, key equipment or infrastructure failures, strikes, lock-outs or other events could temporarily impair the Enlarged Xstrata Group's ability to supply its commodities to its customers and thus could adversely affect the Enlarged Xstrata Group's results of operations or financial condition. Consistent with practice in the industry, members of the Enlarged Xstrata Group may enter into long term contracts related to, for example, infrastructure and supply of services. Any early termination of such contracts may require the payment of amounts which might have a material adverse effect on the Enlarged Xstrata Group's results of operations. In addition, the Enlarged Xstrata Group's ability to increase its export sales may be restricted by available rail infrastructure and port capacity which may adversely affect the Enlarged Xstrata Group's ability to increase turnover.

Although the Enlarged Xstrata Group maintains liability insurance, the insurance does not cover every potential risk associated with its operations and meaningful coverage at reasonable rates is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. See Part II – "Information on the Enlarged Xstrata Group – Operational hazards and insurance".

Energy supply and prices

Certain of the Enlarged Xstrata Group's operations and facilities are intensive users of natural gas, electricity, oil and other fuels. The procurement dynamics of these energy types are becoming increasingly connected as supply and demand conditions become more inter-dependent on a global basis. Factors beyond the control of the Enlarged Xstrata Group, such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties and the costs associated with emissions from fossil fuels, as well as problems related to local production and delivery conditions, continue to put upward pressure on prices. Certain of the Enlarged Xstrata Group's supply contracts are governed by standard energy risk management principles, which are designed to ensure that supply, price and credit risks are managed effectively.

The Enlarged Xstrata Group has entered into fixed-term diesel supply agreements with Glencore as described in Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Copper Business". On termination of those agreements, the Enlarged Xstrata Group will need to source its diesel requirements from Glencore or third parties. There can be no assurance that the Enlarged Xstrata Group will be able to renew its diesel supply agreements with Glencore or to source its diesel requirements on better or equivalent terms compared with its current agreements, which may have an adverse affect on the results of operations or financial condition of the Enlarged Xstrata Group.

The security of energy supply is of primary importance to the Enlarged Xstrata Group. The Enlarged Xstrata Group's business operations could be adversely affected, including loss of production and damage to its plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities were interrupted. Additionally, prolonged loss of supply could materially adversely affect its results of operations or financial condition. There is an increased focus within the Enlarged Xstrata Group's operations on the management of energy use and the impact of rises in energy costs on financial performance. As a significant portion of the Enlarged Xstrata Group's costs relate to energy consumption, the Enlarged Xstrata Group's earnings are directly related to fluctuations in the cost of natural gas, electricity, oil and other fuels.

Taxation

Although the Company is incorporated in England and Wales, the Company is regarded as resident in Switzerland, and not in the United Kingdom, for Swiss and UK tax purposes and for the purposes of the United Kingdom-Switzerland double tax treaty. This means, broadly, that the Company's profits, income and gains are subject to the Swiss tax regime and not, save in the case of UK source income, to the UK tax regime. Dividends paid by the Company are regarded as Swiss dividends rather than UK dividends. For further information see paragraph 18 of Part VIII – "Additional Information – UK taxation", paragraph 19 of Part VIII – "Additional Information – Swiss taxation" and Paragraph 20 of Part VIII – "Additional Information – US taxation".

It is possible that in the future, whether as a result of a change of law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Switzerland double tax treaty, or as a result of any change in the management or the conduct of the Company's affairs, the Company could become, or be regarded as having been, resident in the United Kingdom, therefore becoming subject to the UK tax regime, which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Under the UK Finance Act 2006 (the "UK Finance Act"), it is possible that any future acquisitions by the Enlarged Xstrata Group could bring it within the UK controlled foreign company rules in certain circumstances, with the consequence that the Company may become subject to UK tax on the income profits of certain non-UK resident subsidiaries. Future acquisitions could therefore adversely affect the results of operations or financial condition of the Enlarged Xstrata Group. However, HM Revenue & Customs ("HMRC") have provided a non-statutory letter of comfort to the Company that the legislation is not intended to apply to a company such as Xstrata and that HMRC will not regard the legislation as applying, provided that the Company continues to act as the parent company of its existing group, where the Company acts in the ordinary course of its business in making acquisitions of other groups or companies in the same general business sector as its existing group or carrying out significant post-acquisition refinancing or restructuring (including disposals). This legislation should not, therefore, apply in practice to the Falconbridge Acquisition, as more fully explained in the risk factor "Risks connected with the Falconbridge Acquisition – Taxation" below. In addition, none of the Cerrejón Acquisition, any post-acquisition restructuring of the Cerrejón Business, the Tintaya Acquisition or any post-acquisition restructuring of Tintaya will bring the Enlarged Xstrata Group within the UK controlled foreign company rules, because neither the Cerrejón Acquisition nor the Tintaya Acquisition involved the acquisition of any UK resident company (which is a requirement for the new legislation to apply).

A number of arrangements entered into by companies in the Enlarged Xstrata Group have been structured in a tax efficient manner. Although it is anticipated that these arrangements are likely to achieve their desired effect, if any of them is successfully challenged by the relevant tax authorities, Enlarged Xstrata Group companies may incur additional tax liabilities which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

Reserves

The Enlarged Xstrata Group's recoverable reserves decline as the commodities are extracted. Further, the Enlarged Xstrata Group may not be able to mine all of its reserves as profitably as it does at its current operations. The Enlarged Xstrata Group's future success depends upon conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. The Enlarged Xstrata Group's current strategy includes increasing its reserve base through acquisitions of commodity-producing properties and continuing to develop the Enlarged Xstrata Group's existing properties.

The Enlarged Xstrata Group's planned development and exploration projects and acquisition activities may not result in significant additional reserves and it may not be successful in developing additional mines. In addition, in order to develop its reserves, it must receive various governmental permits. The Enlarged Xstrata Group cannot predict whether it will continue to receive the permits necessary for it to operate profitably in the future. The Enlarged Xstrata Group may not be able to negotiate economically viable mining contracts for properties containing additional reserves.

The Enlarged Xstrata Group bases its reserve information on engineering, economic and geological data assembled and analysed by its staff, which includes various engineers and geologists, and which in certain cases is periodically reviewed by third parties. The reserves estimates as to both quantity and quality are periodically updated to reflect production of commodities from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine reserves, including many factors beyond the Enlarged Xstrata

Group's control. Estimates of reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

- geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;
- historical production from the area compared with production from other similar producing areas; and
- the assumed effects of regulation and taxes by governmental agencies and assumptions concerning commodity prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

The Enlarged Xstrata Group's reported mineral reserves are estimated quantities of proven and probable ore and other minerals that under present and anticipated conditions can be legally and economically mined and processed, including where relevant by the extraction of their mineral content.

Whilst Falconbridge has determined and will, whilst it is listed on the TSX, continue to determine, the amount of the Falconbridge Group's mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards (which are materially similar to the standards used by the Former Xstrata Group with only minor variations), the Falconbridge Group has not to date used outside sources to verify its reserves.

The volume and grade of reserves actually recovered and rates of production from the Enlarged Xstrata Group's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in commodities and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies and other mineral resources or the processing of new or different ore grades, may cause mineral reserves to be modified or the Enlarged Xstrata Group's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore or other minerals will be recovered or that it will be recovered at the prices assumed in determining reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody or mineral resource. As more knowledge and understanding of the orebody and mineral resource are obtained, the reserve estimates may change significantly, either positively or negatively.

For these reasons, estimates and classifications of reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual commodity tonnage recovered from identified reserves and turnover and expenditures with respect to the Enlarged Xstrata Group's reserves may vary materially from estimates. Accordingly, these reserve estimates may not accurately reflect the Enlarged Xstrata Group's actual reserves. Any inaccuracy in the estimates related to the Enlarged Xstrata Group's reserves could result in lower than expected revenue, higher than expected costs and/or decreased profitability.

Currency fluctuations
The Enlarged Xstrata Group produces and sells commodities that are typically priced in US dollars, while a large portion of the operating costs of the Enlarged Xstrata Group's business are incurred in local currencies, including the Canadian dollar, the Chilean peso, the Norwegian Kroner, the Australian dollar, the Euro, the South African Rand, the Argentine peso, the Colombian peso and the Peruvian Sol. Accordingly, the strengthening of those currencies and other local currencies in which the Enlarged Xstrata Group incurs expenditure against the US dollar has a detrimental effect on the Enlarged Xstrata Group's results of operations and financial condition. See Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group".

The Enlarged Xstrata Group's operations are conducted in many countries and the results of operations and the financial condition of individual Enlarged Xstrata Group companies are reported in the relevant functional currency which, in some cases, is not the US dollar. The results for Enlarged Xstrata Group companies whose functional currency is not the US dollar have been translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Former Xstrata Group's historical consolidated financial statements and the Falconbridge Group's historical consolidated financial

statements and will be translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Enlarged Xstrata Group's future consolidated financial statements. The exchange rates between relevant currencies other than the US dollar and the US dollar have historically fluctuated (including over the last five years), and the translation effect of such fluctuations may have a material adverse effect on the Enlarged Xstrata Group's consolidated results of operations or financial condition.

The Enlarged Xstrata Group may, from time to time, hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations on the Enlarged Xstrata Group's results of operations and financial condition, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Borrowings

The Enlarged Xstrata Group has a significant amount of indebtedness, which may impair the operating and financial flexibility of the Enlarged Xstrata Group and could adversely affect the business and financial position of the Enlarged Xstrata Group and the Company's ability to pay dividends.

The Enlarged Xstrata Group has a substantial amount of debt and significant debt service obligations. As at 31 August 2006 the Enlarged Xstrata Group had unaudited gross outstanding indebtedness of US$22,997.7 million, including US$18,875.6 million of indebtedness incurred in connection with the Falconbridge Acquisition. For details of the Enlarged Xstrata Group's unaudited capitalisation and indebtedness at 31 August 2006, see paragraph 4 of Part VIII – "Additional Information – Capitalisation and indebtedness" and for details of the Enlarged Xstrata Group's existing debt financing arrangements see paragraph 22.9 of Part VIII – "Additional Information – Material contracts".

Whilst the proceeds of the Rights Issue will be used to reduce the Enlarged Xstrata Group's existing indebtedness and the Company is committed to maintaining an investment grade credit rating, the Company anticipates that the Enlarged Xstrata Group's substantial leverage will continue for the foreseeable future.

The Enlarged Xstrata Group's substantial indebtedness has important consequences for Shareholders. For example, it could potentially:

- cause the Enlarged Xstrata Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and, to a lesser extent, exchange rate fluctuations, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;

- curtail the Company's ability to pay dividends;

- limit the Enlarged Xstrata Group's ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;

- limit the Enlarged Xstrata Group's flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which it operates;

- place the Enlarged Xstrata Group at a competitive disadvantage compared to its competitors that are less leveraged than it is; and

- increase the Enlarged Xstrata Group's vulnerability to both general and industry-specific adverse economic conditions.

In addition, any lowering of the Company's credit rating may have important consequences for Shareholders. For example, it could potentially:

- increase the margin payable under certain of the Enlarged Xstrata Group's debt financing facilities;

- result in the acceleration of the repayment of a substantial portion of the Enlarged Xstrata Group's debt; and

- make it harder for the Enlarged Xstrata Group to raise funds through the capital markets.

Xstrata's existing debt facilities contain a number of financial, operating and other obligations that limit the Enlarged Xstrata Group's operating and financial flexibility. The Enlarged Xstrata Group's ability to comply with these obligations depends on the future performance of its business.

Nothing in this paragraph headed "Borrowings" is intended to qualify the statements in the section of this document headed "Summary – Working capital" and paragraph 24 of Part VIII – "Additional Information – Working capital".

Interest rate and counterparty risk

The Enlarged Xstrata Group's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. The Enlarged Xstrata Group has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes the Enlarged Xstrata Group's exposure to interest risk by effectively converting a portion of the Enlarged Xstrata Group's fixed-rate debt to a floating rate. The Enlarged Xstrata Group may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that the Enlarged Xstrata Group will not be materially adversely affected by interest rate changes in the future, notwithstanding the Enlarged Xstrata Group's use of interest rate swaps.

In addition, the Enlarged Xstrata Group's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose the Enlarged Xstrata Group to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Enlarged Xstrata Group's business, financial condition and results of operations.

Integration of acquisitions

A substantial portion of the Enlarged Xstrata Group's growth in turnover and earnings has historically been generated from and, for the Enlarged Xstrata Group, will be generated from, acquisitions and investments and subsequent improvements in the performance of the businesses acquired or invested in, including, in the case of the Former Xstrata Group, MIM, the Cerrejón Business, Tintaya and Falconbridge. Xstrata expects to continue a strategy of identifying, acquiring and investing in businesses with a view to expanding its operating businesses or diversifying into other natural resources. Xstrata believes that acquisitions and investments in joint ventures will continue to be an important part of its business strategy.

There can be no assurance that Xstrata will continue to identify suitable acquisition opportunities, obtain the financing necessary to complete and support such acquisitions or its investment in such joint ventures or acquire businesses on satisfactory terms, or that any business acquired will prove to be profitable. In addition, acquisitions and investments in joint ventures involve a number of risks, including possible adverse effects on the Enlarged Xstrata Group's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities, difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired companies or investments and risks arising from change of control provisions in contracts of any acquired company. Further, the Enlarged Xstrata Group's integration strategy may also be influenced by local factors in the markets in which it has made and makes acquisitions, such as black empowerment in South Africa. Any failure to achieve successful integration of such acquisitions or joint ventures could have a material adverse effect upon the results of operations or financial condition of the Enlarged Xstrata Group.

Labour

The majority of the workforce of the Enlarged Xstrata Group is unionised. Xstrata believes that all of the Enlarged Xstrata Group's operations have, in general, good relations with their employees and unions, but the Enlarged Xstrata Group's operations in South Africa, Australia, Canada and Chile have from time to time experienced limited work stoppages and other forms of industrial action in recent years. See Part II – "Information on the Enlarged Xstrata Group – Labour and employee relations". There can be no assurance that the Enlarged Xstrata Group's operations will not be affected by such problems in the future. In addition, the Enlarged Xstrata Group has been subject to union demands for pay rises and increased benefits. Furthermore, the Enlarged Xstrata Group contains operations in South America where recent strike action associated with demands for pay rises and increased benefits at operations of other industry participants has received widespread media attention. Strike action at other industry participants' operations in South America may encourage work stoppages in connection with any labour-related demands of employees or unions at the Enlarged Xstrata

Group's operations in South America and/or elsewhere. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where the Enlarged Xstrata Group operates) will not adversely affect the results of operations or financial condition of the Enlarged Xstrata Group.

The majority of the workforce of the Enlarged Xstrata Group is engaged pursuant to collective employment agreements. These collective agreements are negotiated with unions and other employee representative organisations from time to time. The collective agreements establish and set the terms and conditions of employment of the employees covered by the collective agreements. The Enlarged Xstrata Group's collective agreements have differing terms of operation and expiry dates. Prior to the expiry of a collective agreement, negotiation of conditions for renewal occurs between the relevant employing entities within the Enlarged Xstrata Group and the relevant unions or other employee representative organisations. There can be no assurance that collective agreements when due to be renewed will be so renewed without work stoppages or other forms of industrial action or without additional or unforeseen costs being incurred by the Enlarged Xstrata Group.

There is a serious problem with HIV/AIDS infection of the Enlarged Xstrata Group's South African workforce, as there is in South Africa generally. The HIV/AIDS infection rate of the Enlarged Xstrata Group's South African workforce is expected to continue to increase significantly during this decade. The costs and lost workers' time associated with HIV/AIDS may continue to adversely affect the Enlarged Xstrata Group's South African results of operations and financial condition. See Part IV – "Information on the Former *Xstrata Group's* Business – Health and safety".

Key employees

The management of the each of the Enlarged Xstrata Group's operations depends on a relatively small number of key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. In addition, as the Enlarged Xstrata Group's business develops and expands, Xstrata believes that the Enlarged Xstrata Group's future success will depend on its ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Joint ventures

Members of the Enlarged Xstrata Group hold, and expect to hold in the future, undivided interests in joint ventures.

Special risks associated with joint ventures include the possibility that the joint venture partners, which in certain cases include competitors of the Company, may: (i) have economic or business interests or goals that are inconsistent with those of the Enlarged Xstrata Group; (ii) take action contrary to the Enlarged Xstrata Group's policies or objectives with respect to its investments, for instance by vetoing proposals in respect of the joint venture operations; (iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or (iv) experience financial or other difficulties. Any of the foregoing may have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group. In addition, the termination of certain of these joint venture agreements, if not replaced on similar terms, could have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

Holding company structure; restrictions on dividends and dependence on subsidiaries

The Company's results of operations and financial condition are entirely dependent on the trading performance of members of the Enlarged Xstrata Group. The Company's ability to pay dividends will depend upon the level of distributions, if any, received from the Company's operating subsidiaries and interests, any amounts received on capital raisings (including the Rights Issue) and asset disposals and the level of cash balances. Certain of the Company's operating subsidiaries and interests may, from time to time, be subject to restrictions on their ability to make distributions to the Company including as a result of restrictive covenants contained in loan agreements, foreign exchange limitations and other regulatory restrictions and agreements with the other shareholders of such subsidiaries or associated companies. There can be no assurance that such restrictions will not have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Political risk

Certain of the Enlarged Xstrata Group's activities and related assets are located in countries which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organisations and other third parties, including non-governmental organisations, and are frequently subject to economic and political considerations, such as taxation,

nationalisation, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

The Enlarged Xstrata Group performs a thorough risk assessment on a country-by-country basis when considering its activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where the Enlarged Xstrata Group operates, but there can be no assurance that the Enlarged Xstrata Group will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in laws and regulations relating to foreign trade, investment and taxation.

The Enlarged Xstrata Group has significant operations in South Africa. As a result, there are important political, economic and other risks relating to South Africa which could affect an investment in the Company. Large parts of the population do not have access to adequate education, healthcare, housing and other services, including water and electricity. South Africa has also experienced high levels of crime and unemployment in comparison with more developed countries. These problems have been among the factors that have impeded inward investment into South Africa, prompted the emigration of skilled workers and affected South Africa's growth rate negatively. While the South African government committed itself to creating a stable free market economy, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's challenges. It is also difficult to predict the effect on the Enlarged Xstrata Group's business of these problems or of the government's efforts to solve them.

Further, there has been political and economic instability in South Africa's neighbouring countries. If this instability were to extend into or cause similar instability in South Africa, it could have a negative impact on the Enlarged Xstrata Group's ability to manage and operate its South African operations and therefore on its results of operations or financial condition.

There are political and economic risks relating to the Enlarged Xstrata Group's operations at Alumbrera, Argentina. Argentina suffered a period of deep social and economic deterioration and political and economic instability during 2001 and a devaluation of its currency in 2002. The Enlarged Xstrata Group's operations in Argentina may be adversely affected by changes in the nature of the Argentinean government, its policies, including taxation, or the political, economic or social dynamics affecting Argentina, any or all of which may not be within the control of the Enlarged Xstrata Group.

Cerrejón operates in Colombia. As a result, there are political and other risks relating to Colombia which could affect an investment in the Enlarged Xstrata Group. Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerrilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialised units. Despite these efforts, drug-related crime and guerrilla activity continue to exist in Colombia. If this violence affected the operations of the Cerrejón Business, it could have an adverse affect on the Enlarged Xstrata Group's results of operations. Historically, Colombia has also experienced other political and economic instability. The Cerrejón Business may be adversely affected by any deterioration in the political, economic or security situation in Colombia, including where such factors have a direct impact on the operations of Cerrejón's mines and Cerrejón's rights to carry on its operations. There can be no assurance that such deterioration will not have a material adverse effect on the results of operations or financial condition of either or both of the Cerrejón Business and the Enlarged Xstrata Group.

The Enlarged Xstrata Group has operations in Peru and Chile. These operations may be adversely affected by changes in government policies, including taxation, changes in the ruling government or the political, economic or social matrix of factors affecting Peru and/or Chile, any or all of which may not be within the control of the Enlarged Xstrata Group.

Exchange controls

South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between CMA residents and non-CMA residents are subject to South African exchange control regulations. The present exchange control system in South Africa is used principally to control capital movements. South African residents, including companies, are generally not permitted (other than subject to certain monetary limits and within certain parameters), without the approval of the exchange control authorities, to export capital from South Africa or to hold foreign currency or foreign investments, as restrictions are imposed on foreign investments by South African residents. It is impossible to predict whether any further modifications may be made by the

South African government. There can be no assurance that the expansion of existing, or imposition of new, exchange controls would not adversely affect the Enlarged Xstrata Group's results of operations or financial condition.

In 2002, Argentina imposed exchange control restrictions which required revenues from exports to be repatriated to Argentina and exchanged for Argentine pesos. However, pursuant to a decree issued on 27 February 2003, all mining companies which enjoyed "exchange control stability" between March 1991 and December 2001, which includes Minera Alumbrera Limited, a member of the Enlarged Xstrata Group, are exempt from compliance with the exchange control restrictions. There can be no assurance that Argentinean government policy in relation to this issue will not change again in the future and any change could have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Market access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures. Such changes in demand and price could have a material adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Production technology

Xstrata believes that the technology it uses to produce and process metals is significantly advanced and, in part, due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Sulphuric acid

Sulphur dioxide is a by-product from the smelting of copper, zinc and lead sulphide concentrates. The Enlarged Xstrata Group captures sulphur dioxide to limit acid rain omissions and produces sulphuric acid as a marketable by-product. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, the supply of which is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for the Enlarged Xstrata Group to obtain satisfactory prices for its sulphuric acid. However, the Enlarged Xstrata Group's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in the Enlarged Xstrata Group's production of metals. Reductions in the price of sulphuric acid could have an adverse effect on the Enlarged Xstrata Group's results of operations or financial condition.

Raw material procurement risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, the Enlarged Xstrata Group's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to the Enlarged Xstrata Group if certain "*force majeure*" events occur. The Enlarged Xstrata Group's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if the Enlarged Xstrata Group is unable, on short notice, to shift to alternative sources of supply.

Legal proceedings

The nature of the Enlarged Xstrata Group's business subjects the Enlarged Xstrata Group to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Enlarged Xstrata Group's results of operations in any future period, and a substantial judgement could have a material adverse impact on the Enlarged Xstrata Group's business, financial condition, liquidity and results of operations.

Nothing in this paragraph headed "Legal proceedings" is intended to qualify the statement in paragraph 27 of Part VIII – "Additional Information – Litigation" that, except as set out in that paragraph, no member of the Enlarged Xstrata Group is

engaged in or, so far as Xstrata is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or the Enlarged Xstrata Group's financial position or profitability.

Risks connected with the Falconbridge Acquisition

Integration of the Falconbridge Group

The integration of the Falconbridge Group's business in the Enlarged Xstrata Group involves a number of risks, including:

- the attention of the Enlarged Xstrata Group's management may be diverted away from other business concerns;
- the Enlarged Xstrata Group's management may be unable to integrate the Falconbridge Group's business in a cost-effective manner, including as a result of its commitments given in connection with securing approval for the Falconbridge Acquisition under the Investment Canada Act, as described in Part II – "Information on the Enlarged Xstrata Group – The Falconbridge Acquisition", which could result in duplication of management information and financial control systems, customer service teams and product offerings;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the acquisition of the Falconbridge Group;
- the Enlarged Xstrata Group may find it difficult to effectively assimilate the business and management cultures of the Former Xstrata Group and the Falconbridge Group; and
- the Enlarged Xstrata Group may not be able to achieve the post-tax cash cost savings and other potential synergies identified prior to the Falconbridge Acquisition.

If the Company fails to integrate the Falconbridge Group on a timely and cost-effective basis, the higher than expected costs and other difficulties could have a material adverse effect upon the results of operations or financial condition of the Enlarged Xstrata Group.

The Enlarged Xstrata Group may face risk associated with labour relations

Xstrata is undertaking a detailed review of Falconbridge's activities to evaluate long term performance, profitability and potential synergies for the Enlarged Xstrata Group. Xstrata expects that benefits will accrue to the Enlarged Xstrata Group from access to pooled managerial and technical expertise, with increased opportunities for employees across the Enlarged Xstrata Group. There can be no assurance, however, that relationships with former Falconbridge Group employees at the Enlarged Xstrata Group's operations in Canada and/or elsewhere will be positive or that new collective agreements will be entered into without work interruptions. The Enlarged Xstrata Group could also be adversely affected by labour disruptions involving third parties who may provide the Enlarged Xstrata Group with goods or services at its operations in Canada and elsewhere. Strikes and other labour disruptions at any of the Enlarged Xstrata Group's operations, or lengthy work interruptions at its existing and future development projects, could materially adversely affect the timing, completion and cost of any such project, as well as the Enlarged Xstrata Group's results of operations or financial condition.

Falconbridge may not perform in line with expectations

If the results and cash flows generated by the Falconbridge Group are not in line with the Former Xstrata Group's expectations, a write-down may be required against the carrying value of its investment in the Falconbridge Group. Such a write-down may affect the Enlarged Xstrata Group's business and may also reduce the Company's ability to generate distributable reserves by the extent of the write-down, and consequently affect the Company's ability to pay dividends.

Exchange rate fluctuations may increase the financing costs for the Falconbridge Acquisition and increase the consideration paid for Falconbridge as reported in Xstrata's consolidated accounts

Exchange rate fluctuations may increase the Enlarged Xstrata Group's financing costs and increase the total consideration paid by Xstrata Canada as reported in the Enlarged Xstrata Group's accounts.

Taxation

Under the UK Finance Act, it is possible that the Falconbridge Acquisition or any post-acquisition restructuring of the Falconbridge Group's business could bring the Enlarged Xstrata Group within the UK controlled foreign company rules in

certain circumstances. This could cause the Company to become subject to UK tax on the income profits of certain non-UK resident subsidiaries, which could adversely affect the results of operations or financial condition of the Enlarged Xstrata Group. However, HMRC have provided a non-statutory letter of comfort that the UK Finance Act would not apply specifically to either the Falconbridge Acquisition or post-acquisition restructuring on the basis of the information provided. HMRC have also provided a more general non-statutory letter of comfort to the Company on the application of the UK Finance Act, as more fully explained in the risk factor "Risks relating to the business of the Enlarged Xstrata Group – Taxation" above.

Market considerations

Trading market for Nil Paid Rights and Fully Paid Rights

Application has been made to admit the New Shares (nil and fully paid) for trading on the London Stock Exchange's main market for listed securities and for the New Shares (nil and fully paid) to be admitted to listing on the SWX. It is expected that dealings in rights to subscribe for the New Shares, nil paid, on the London Stock Exchange's main market for listed securities and on the SWX (for normal settlement) will commence on Thursday, 5 October 2006. There can be no assurance, however, that an active trading market in Nil Paid Rights or Fully Paid Rights will develop upon or following Admission or Swiss Admission.

Exchange rate risk

The Nil Paid Rights, Fully Paid Rights and New Shares are priced in pounds sterling. Accordingly, any investor outside the United Kingdom is subject to adverse movements in their local currency against pounds sterling.

Dilution of ownership of Ordinary Shares upon issue of New Shares

If you do not respond to the Rights Issue by 11.00 a.m. (London Time) on Friday, 27 October 2006, the expected latest time and date for acceptance and payment in full for your provisional allotment of New Shares, your Nil Paid Rights to subscribe for New Shares will lapse and the Company has made arrangements under which the Banks, within the two-Business-Day period following the expiration of the latest time and date for acceptance and payment, will endeavour (as agents of the Company) to find subscribers for New Shares not taken up by Shareholders. If, however, the Banks are unable to find subscribers for such New Shares or are unable to achieve a specified premium over the Issue Price and the related expenses of procuring such subscribers, Shareholders will not receive any consideration for the Nil Paid Rights they have not taken up. Furthermore, to the extent that Shareholders do not exercise their Nil Paid Rights to subscribe for New Shares, their proportionate ownership and voting interest in the Ordinary Shares of the Company (upon the issue of New Shares) will, accordingly, be reduced, and the percentage that their Existing Shares represent of the Company's increased share capital after the issue of New Shares will accordingly be reduced.

Possible volatility of the price of the Nil Paid Rights, Fully Paid Rights and/or Ordinary Shares

The market price of the Nil Paid Rights, the Fully Paid Rights and/or Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the market regarding the Nil Paid Rights, the Fully Paid Rights and/or Ordinary Shares (or securities similar to them), including, in particular, in response to various facts and events, including any regulatory changes affecting the Enlarged Xstrata Group's operations, variations in the Enlarged Xstrata Group's operating results and/or business developments of the Enlarged Xstrata Group and/or its competitors. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Enlarged Xstrata Group's operating performance or prospects. Furthermore, the Enlarged Xstrata Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Nil Paid Rights, the Fully Paid Rights and/or Ordinary Shares.

Major Shareholders

As at the date of this document as far as the Company is aware, CSSEL and Glencore International hold approximately 21.7% and 14.3%, respectively, of the issued ordinary share capital of Xstrata. Xstrata has received an irrevocable undertaking from Glencore International to take up its full entitlement under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has irrevocably undertaken to take up in full such entitlements. As a result of these undertakings, assuming the Rights Issue completes, assuming that Glencore International takes up in full all of the entitlements that are the subject of its irrevocable undertakings, assuming that the CSSEL takes up in full those of its entitlements under the Rights Issue that are not transferred to Glencore International and hence subject to Glencore

International's undertaking and assuming that no exchange rights under the Glencore Exchangeable Bonds are exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds are exercised, between Monday, 2 October 2006 (being the latest practicable date prior to the publication of this document) and completion of the Rights Issue, immediately following the New Shares Issue, Glencore International and CSSEL companies are expected to hold approximately 19.6% and 16.4%, respectively, of the enlarged issued ordinary share capital of Xstrata. Each of Glencore International and Credit Suisse companies are currently able to, and following the New Shares Issue will continue to be able to, exercise a significant degree of influence over matters requiring Shareholder approval, including the approval of significant corporate transactions, and this may have the effect of delaying, preventing or deterring a change in control of the Enlarged Xstrata Group, could deprive Shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of the Enlarged Xstrata Group and might affect the market price of the Ordinary Shares and/or other securities of the Enlarged Xstrata Group. In addition, any decision by any of Glencore International or the Credit Suisse companies to sell all or a portion of the Ordinary Shares held by it could adversely affect the market price of the Ordinary Shares and/or other securities of the Enlarged Xstrata Group.

Possible unavailability of pre-emptive rights for US and other non-UK holders of Ordinary Shares

In the case of an increase of the share capital of the Company for cash, the existing Shareholders are generally entitled to pre-emption rights pursuant to the Companies Act unless such rights are waived by a special resolution of the Shareholders at a general meeting or in certain circumstances stated in the Articles. To the extent that pre-emptive rights are granted, US and certain other non-UK holders of the Ordinary Shares may not be able to exercise pre-emptive rights for their Ordinary Shares unless the Company decides to comply with applicable local laws and regulations and, in the case of US holders, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any future rights offering the costs and potential liabilities, direct and indirect, associated with any such compliance or registration statement. At such time, the Company also intends to evaluate the indirect benefits to it of enabling the exercise by US and other non-UK holders of the Ordinary Shares of pre-emptive rights and any other factors the Company considers appropriate at the time. On the basis of this evaluation, the Company will then need to make a decision as to how to proceed and whether to file such a registration statement or otherwise or any other steps necessary to enable Shareholders in such other non-UK jurisdictions to exercise their pre-emptive rights. No assurance can be given that any steps will be taken in any jurisdiction or that any registration statement will be filed to enable the exercise of such holders' pre-emptive rights.

It may not be possible to effect service of process upon the Company or the Directors or enforce court judgements against the Company or the Directors

Xstrata is a company incorporated in England and Wales and regarded as resident in Switzerland, and not in the United Kingdom, for Swiss and UK tax purposes and for the purposes of the United Kingdom–Switzerland double tax treaty. The Enlarged Xstrata Group's assets are located in various jurisdictions and the majority of the Enlarged Xstrata Group's assets are located in jurisdictions outside the United States. The Directors are citizens of various countries and most of the Directors are not citizens of the United States. It may not be possible for investors in the Company's securities to effect service of process outside England, Wales or Switzerland against the Company or the Directors or to enforce the judgement of a court outside England, Wales or Switzerland against the Company or the Directors. It may be difficult for investors in the Company's securities to enforce, in original actions or in actions for enforcement brought in jurisdictions located outside the US, judgements of US courts or civil liabilities predicated upon US federal securities laws. Further, it may be difficult for investors in the Company's securities to enforce judgements of this nature in many of the other jurisdictions in which the Enlarged Xstrata Group operates and in which its assets are situated and in the countries of which most of the Directors are citizens.

Market and industry information

Market data and certain industry forecasts used in this document were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy or completeness of such information is not guaranteed. Similarly, internal surveys, reports and studies and market research, while believed by the Company to be reliable and accurately extracted by the Company for the purposes of this document, have not been independently verified and the Company makes no representation as to the accuracy of such information. The industry forecasts are forward-looking statements. See "Cautionary note regarding forward-looking statements" below.

Analysis of the coking coal markets in this document does not include coals known as pulverised coal injection ("PCI") coals, which are used for injection directly into blast furnaces, and refers only to coal used for coke-making.

Competitive statements

The table set out below describes the basis of the competitive statements in respect of the Enlarged Xstrata Group included in this document. The market data supporting the competitive statements was obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. The Company has not relied on single sources but has instead sought to ensure that each competitive statement is balanced and reasonable, based on various available sources and the Company's knowledge of the markets in which the Enlarged Xstrata Group operates. See above in this section headed "Market and industry information".

Statement	Basis
Enlarged Xstrata Group	
The Enlarged Xstrata Group is the fifth largest diversified mining group in the world	Enterprise value calculated as market capitalisation (sourced from Bloomberg and Datastream) plus interest bearing net debt plus minorities sourced from the latest publicly available financial information, in each case as at 30 September 2006
The Enlarged Xstrata Group's top five industry positions in copper, thermal and coking coal, zinc and nickel	Production for the year ended 31 December 2005
Copper Business	
The Enlarged Xstrata Group is the world's fourth largest producer of mined copper	Production for the year ended 31 December 2005
Coal Business	
On a managed basis, the Enlarged Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal	Production for the year ended 31 December 2005
The Enlarged Xstrata Group is South Africa's third largest exporter of thermal coal	South African thermal coal export sales in the year ended 31 December 2005
Nickel Business	
The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world	Production for the year ended 31 December 2005
The Enlarged Xstrata Group is one of the largest recyclers and processers of nickel and cobalt-bearing materials	Production for the year ended 31 December 2005
Zinc Business	
The Enlarged Xstrata Group is one of the world's largest producers of zinc	Production for the year ended 31 December 2005
The Enlarged Xstrata Group is one of the world's largest lead producers	Production for the year ended 31 December 2005

Statement	Basis
The Enlarged Xstrata Group is one of the largest zinc producers in the western world in terms of capacity	Production capacity for the three months ended 31 March 2006
The Former Xstrata Group Zinc Business ranks among the world's leading producers of lead by volume of production	Production for the year ended 31 December 2005
The Former Xstrata Group Zinc Business, together with the Falconbridge Group, is one of the five largest producers of silver by volume of production	Production for the year ended 31 December 2005
The Former Xstrata Group Zinc Business is one of the five largest producers of zinc, by volume of production	Production for the year ended 31 December 2005
Alloys Business	
The Enlarged Xstrata Group's top five industry position in ferrochrome	Market share of sales for the year ended 31 December 2005
The Enlarged Xstrata Group is the world's largest producer of ferrochrome	Market share of attributable production for the year ended 31 December 2005
The Enlarged Xstrata Group is the world's largest, in terms of both attributable production and attributable sales, producer of ferrochrome	Market share of attributable production and attributable sales for the year ended 31 December 2005
The Enlarged Xstrata Group's top five industry position in vanadium	Forecast compound annual growth rate for the year ended 31 December 2005 to the year ending 31 December 2010
The Enlarged Xstrata Group is one of the world's leading producers of primary vanadium	Forecast compound annual growth rate for the year ended 31 December 2005 to the year ending 31 December 2010

Cautionary note regarding forward-looking statements

This document and the information incorporated by reference into this document include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and the information incorporated by reference into this document and include statements regarding the intentions, beliefs or current expectations of the Directors, Xstrata or the Enlarged Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Enlarged Xstrata Group and the industries in which it operates.

This document and the information incorporated by reference into this document also contain forward-looking statements regarding the Falconbridge Acquisition, including statements regarding and relating to potential and/or expected synergies and cost savings available to the Enlarged Xstrata Group in connection with the Falconbridge Acquisition.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Enlarged Xstrata Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this document and/or the information incorporated by reference into this document. Further, actual developments in relation to the Acquisitions may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Enlarged Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the Cerrejón Acquisition and/or the Tintaya Acquisition and the Enlarged Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to integration of the Falconbridge Group and/or the Cerrejón Business and/or Tintaya. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Enlarged Xstrata Group, and the

development of the industries in which it operates, are consistent with the forward-looking statements contained in this document and/or the information incorporated by reference into this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, CLP/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Kroner/US$ exchange rates), the Enlarged Xstrata Group's ability to integrate new businesses (including the Falconbridge Group, the Cerrejón Business and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the section of this document headed "Risk Factors".

You are advised to read this document and the information incorporated by reference into this document in their entirety, and, in particular, the sections of this document headed "Summary" and "Risk Factors" and Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group", Part II – "Information on the Enlarged Xstrata Group", Part III "Unaudited Pro Forma Financial Information", Part IV – "Information on the Former Xstrata Group's Business", Part V – "Information on the Falconbridge Group's Business" and Part X – "Financial Information Relating to the Falconbridge Group", for a further discussion of the factors that could affect the Enlarged Xstrata Group's future performance and the industries in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document and/or the information incorporated by reference into this document may not occur.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules), neither Xstrata nor the Banks undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Presentation of financial information

Historical financial information

Capitalisation and indebtedness information for the Enlarged Xstrata Group in this document is derived from management accounts of the Enlarged Xstrata Group, unaudited, presented in US dollars and has been prepared in accordance with IFRS as at 31 August 2006.

Unless otherwise indicated, financial information for the Former Xstrata Group in this document and the information incorporated by reference into this document is presented in US dollars and has been prepared in accordance with UK GAAP for the financial years up to and including the financial year ended 31 December 2004 and in accordance with IFRS for the financial year ended 31 December 2005 and, for comparative purposes, the year ended 31 December 2004, and for the six-month period ended 30 June 2006 and, for comparative purposes, the six-month period ended 30 June 2005.

Unless otherwise indicated, financial information for the Falconbridge Group in this document is presented in US dollars and has been prepared in accordance with Canadian GAAP.

Unless otherwise indicated, financial information for Cerrejón in this document is presented in US dollars and has been prepared in accordance with IFRS.

Unless otherwise indicated, financial information for Tintaya in this document is presented in US dollars and has been prepared in accordance with Peruvian GAAP.

UK GAAP (in accordance with which Xstrata previously prepared its financial information) and IFRS differ in certain significant respects from US GAAP and Canadian GAAP. See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP".

EBITDA and EBIT are not defined under IFRS, UK GAAP, Canadian GAAP or Peruvian GAAP

Although none of IFRS, UK GAAP, Canadian GAAP or Peruvian GAAP defines the measures EBITDA and EBIT, they are measures which are widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA and EBIT should not be considered in isolation or as a substitute for operating profit, cash flows from

operating activities or any other measure for determining Xstrata's operating performance or liquidity that is calculated in accordance with IFRS or UK GAAP, the Falconbridge Group's operating performance or liquidity that is calculated in accordance with Canadian GAAP, Cerrejón's operating performance or liquidity that is calculated in accordance with IFRS or Tintaya's operating performance or liquidity that is calculated in accordance with Peruvian GAAP. As EBITDA and EBIT are not measures of performance defined by IFRS, UK GAAP, Canadian GAAP or Peruvian GAAP, these measures may not be comparable to similarly titled measures employed by other companies.

Within Part III – "Unaudited Pro Forma Financial Information", EBITDA represents profit before interest, taxation, depreciation and amortisation and EBIT represents profit before interest and taxation.

EBITDA and EBIT in relation to the Enlarged Xstrata Group and the Former Xstrata Group

Unless otherwise indicated, EBITDA represents, when used in this document and the information incorporated by reference into this document in relation to the Enlarged Xstrata Group and the Former Xstrata Group, net profit or loss from continuing operations before interest, taxation, depreciation and amortisation. Unless otherwise indicated, EBIT represents earnings before interest and taxation.

"EBITDA (before exceptional items)" and "EBIT (before exceptional items)" presented under UK GAAP are EBITDA or EBIT, respectively, before material items which derive from events or transactions that fall within the ordinary activities of the Former Xstrata Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if Xstrata's financial statements are to give a true and fair view.

"EBITDA (before non-trading items)" and "EBIT (before non-trading items)" presented under IFRS are EBITDA or EBIT, respectively, before material items of income and expense, presented separately due to their nature or expected infrequency of the events giving rise to them.

Set out below are unaudited reconciliations, based on information extracted without material adjustment from Xstrata's published financial statements, between net profit, EBIT and EBITDA:

- per Xstrata's UK GAAP audited consolidated financial statements for the years ended 31 December 2003 and 31 December 2004;
- per Xstrata's IFRS audited consolidated financial statements for the year ended 31 December 2005 (and, for comparative purposes, the year ended 31 December 2004); and
- per Xstrata's IFRS unaudited consolidated financial statements for the six-month periods ended 30 June 2005 and 30 June 2006.

	Audited UK GAAP Year ended 31 December		Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December	Unaudited IFRS Six months ended 30 June	
	2003	2004	2004	2005	2005	2006
			US$m			
Net profit[1]	**307.8**	**1,192.0**	**1,225.3**	**1,922.9**	**864.2**	**1,388.4**
Add back:						
Taxation	46.5	177.1	213.7	542.7	207.8	491.6
Interest payable and similar charges	89.4	142.5	177.6	171.5	69.7	114.5
Loss on discontinued operations	–	–	2.1	–	–	–
Less:						
Profit on the sale of discontinued operations	–	–	–	3.7	3.7	–
Interest receivable and similar charges	11.7	15.9	119.7	124.2	74.1	47.1
EBIT	**432.0**	**1,495.7**	**1,499.0**	**2,509.2**	**1,063.9**	**1,947.4**
Depreciation, amortisation and impairment of assets	379.9	575.0	567.6	583.6	283.8	316.0
EBITDA	**811.9**	**2,070.7**	**2,066.6**	**3,092.8**	**1,347.7**	**2,263.4**

Note.

(1) Net profit is profit after taxation for the UK GAAP audited consolidated financial statements for the years ended 31 December 2003 and 31 December 2004, profit for the year for the IFRS audited consolidated financial statements for the year ended 31 December 2005 and comparative consolidated financial statements for the year ended 31 December 2004, and profit for the period for the IFRS unaudited consolidated financial statements for the six-month periods ended 30 June 2005 and 30 June 2006.

EBITDA and EBIT in relation to the Falconbridge Group

Unless otherwise indicated, EBITDA represents, when used in this document in relation to the Falconbridge Group, net income from continuing operations before interest, taxation, depreciation, amortisation, and accretion, net restructuring costs and minority interest earnings of subsidiaries. Unless otherwise indicated, EBIT represents earnings before interest and taxation.

"Income generated from operating assets" represents, when used in this document in relation to the Falconbridge Group, net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Falconbridge Group's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units of the Falconbridge Group.

Set out below are unaudited reconciliations, based on information extracted without material adjustments from the Falconbridge Group's published financial statements, between net income, EBIT and EBITDA:

- per Noranda's Canadian GAAP audited consolidated financial statements for the years ended 31 December 2003 (restated) and 31 December 2004 (as reported and as restated);
- per Falconbridge's Canadian GAAP audited consolidated financial statements for the year ended 31 December 2005; and
- per Falconbridge's Canadian GAAP unaudited consolidated financial statements for the six-month periods ended 30 June 2005 and 30 June 2006.

	Audited Canadian GAAP Financial year ended 31 December				Unaudited Canadian GAAP Six months ended 30 June	
	2003 Restated[1]	2004 As reported	2004 Restated[2]	2005	2005	2006
			US$m			
Net income	**23.0**	**551.0**	**521.0**	**872.0**	**378.0**	**1,190.0**
Add back:						
Loss on discontinued activities	–	–	73.0	8.0	–	–
Loss net of restructuring costs and other	28.0	–	–	–	–	–
Taxation	20.0	333.0	351.0	511.0	257.0	628.0
Interest	129.0	119.0	120.0	152.0	65.0	77.0
Minority interest in earnings of subsidiaries	88.0	297.0	297.0	155.0	149.0	5.0
Less:						
Gain net of restructuring costs	–	33.0	84.0	17.0	–	–
EBIT	**288.0**	**1,267.0**	**1,278.0**	**1,681.0**	**849.0**	**1,900.0**
Depreciation, amortisation and accretion	490.0	499.0	493.0	555.0	265.0	328.0
EBITDA	**778.0**	**1,766.0**	**1,771.0**	**2,236.0**	**1,114.0**	**2,228.0**

Notes

[1] Effective from 1 January 2004, the Falconbridge Group adopted a new standard for the accounting treatment of asset retirement obligations, leading to a restatement of its 2003 financial statements. The restated financial information presented for the year ended 31 December 2003 above is extracted from Noranda's financial statements for the year ended 31 December 2004.

[2] Effective from 1 January 2005, the Falconbridge Group adopted new standards for the accounting treatment of convertible debentures, Preferred Shares Series H and variable interest entities, leading to a restatement of its 2004 financial statements. The restated financial information presented for the year ended 31 December 2004 above is extracted from Falconbridge's financial statements for the year ended 31 December 2005.

Unaudited financial information

The following financial information in this document and the information incorporated by reference into this document is unaudited:

- pro forma financial information on the Enlarged Xstrata Group for the twelve months ended 31 December 2005 and the six-month period ended 30 June 2006, which is included in the section of this document headed "Summary – Selected unaudited IFRS pro forma financial information on the Enlarged Xstrata Group" and Part III – "Unaudited Pro Forma Financial Information";

- capitalisation information for the Former Xstrata Group as at 30 June 2006 sourced from the 2006 Xstrata Interim Report and gross capitalisation and indebtedness information for the Enlarged Xstrata Group as at 31 August 2006 sourced from management accounts of the Enlarged Xstrata Group, which is included in the section of this document headed "Summary – Capitalisation and indebtedness" and paragraph 4 of Part VIII – "Additional Information – Capitalisation and indebtedness";

- the reconciliations, based on information extracted without material adjustment from Xstrata's published financial statements, between net profit, EBIT and EBITDA, which is included in the section headed "EBITDA and EBIT in relation to the Enlarged Xstrata Group and the Former Xstrata Group" in this section headed "Presentation of Financial Information" above;

- the reconciliations, based on information extracted without material adjustment from the Falconbridge Group's published financial statements, between net income, EBIT and EBITDA, which is included in the section headed "EBITDA and EBIT in relation to the Falconbridge Group" in this section headed "Presentation of Financial Information" above;

- financial information on Xstrata relating to the six-month period ended 30 June 2006 and the comparative information relating to the six-month period ended 30 June 2005, which has been incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation and Incorporation by Reference";

- financial information on Falconbridge relating to the six-month period ended 30 June 2006 and the comparative information relating to the six-month period ended 30 June 2005, which is included in Part X – "Financial Information Relating to the Falconbridge Group";

- the IFRS reconciliation statements converting financial information published by Falconbridge at, and for the six-month period ended, 30 June 2006 and for the year ended 31 December 2005 from Canadian GAAP to IFRS, as applied by Xstrata, which are included in Part III – "Unaudited Pro Forma Financial Information – Notes to the unaudited pro forma financial information – IFRS reconciliation statements"; and

- the other financial information in this document and the information incorporated by reference into this document which is specifically identified as being unaudited.

Currencies

In this document and the information incorporated by reference into this document, references to "Argentine pesos" or "ARS" are to the lawful currency of Argentina, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "Canadian dollars","C$", or "Cdn$" are to the lawful currency of Canada, references to "Chilean peso" or "CLP" are to the lawful currency of Chile, references to "Colombian pesos" are to the lawful currency of Colombia, references to "Euro", "EUR" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to "yen" or "JPY" are to the lawful currency of Japan, references to "Kroner" are to the lawful currency of Norway, references to "Peruvian Sol" are to the lawful currency of Peru, references to "CHF" are to the lawful currency of Switzerland, references to "Rand" or "ZAR" are to the lawful currency of South Africa, references to "£", "Sterling" or "GBP" are to the lawful currency of the United Kingdom and references to "US dollars", "US$", "$US", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, the financial information contained in this document and the information incorporated by reference into this document has been presented in US dollars. In addition, solely for convenience, this document and the information incorporated by reference into this document contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated at 2 October 2006, being the latest practicable date prior to the publication of this document, may not correspond to the US dollar amounts shown in the historic or future financial statements of the Company in respect of which different exchange rates may have been, or may be, used.

Exchange rate data

The Falconbridge Group historically published its consolidated financial statements in Canadian dollars. Effective 1 July 2003, the Falconbridge Group began reporting its financial results in US dollars.

The following table sets forth, for each period indicated, information concerning the exchange rates between US dollars and Canadian dollars based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many Canadian dollars it would take to buy one United States dollar.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
		C$			
Low	1.2923	1.1775	1.1507	1.1982	1.0989
High	1.5750	1.3970	1.2703	1.2703	1.726
Average[(1)]	1.3916	1.2984	1.2083	1.2354	1.1311
Period end	1.2923	1.2034	1.1656	1.2256	1.1150

Note.

(1) The average of the daily noon buying rates on the last business day of each month during the applicable period.

Ore reserve and mineral resource reporting – basis of preparation

Former Xstrata Group

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, ore reserves and mineral resources information reported in this document and the information incorporated by reference into this document in respect of the Former Xstrata Group has been compiled in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"), December 2004 edition. South African mineral reserves and mineral resources information reported in this document and/or the information incorporated by reference into this document in respect of the Former Xstrata Group has been compiled in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (the "SAMREC Code"), this being materially similar to the JORC Code with only minor variations. The terms "ore reserves" and "mineral reserves" are equivalent and, where relevant, the terms "ore reserves" and "mineral reserves" can be read as including coal reserves and the term "mineral resources" can be read as including coal resources.

The relevant definitions from the December 2004 edition of the JORC Code and certain other definitions can be found in Part XI – "Definitions and Glossary of Technical Terms".

The JORC Code recognises a fundamental distinction between mineral resources and ore reserves. Mineral resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into "measured", "indicated" and "inferred" categories reflecting decreasing confidence in geological and grade continuity. Generally, explicit allowances for dilution or for losses during mining are not included in the estimates, but the reporting of mineral resources carries the implication that there are reasonable prospects for eventual economic extraction. Mineral resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for ore reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting, it is common practice for companies to include in the mineral resource category material with a reasonable expectation of conversion to ore reserves, but for which the required detailed engineering, economic and other studies have not yet been undertaken.

Ore reserves as defined by the JORC Code are designated as "proved" and "probable" and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are to report mineral resource estimates inclusively, including those measured and indicated resources modified to produce the ore reserves, or to report as additional mineral resources only those portions which have not contributed to conversion to ore reserves.

Unless otherwise indicated in this document, measured and indicated resource estimates reported in this document in respect of the Former Xstrata Group are reported inclusively, including those mineral resources modified to produce the ore reserves.

Unless otherwise indicated in this document, ore reserve and mineral resources information reported in this document in respect of the Former Xstrata Group has been extracted without material adjustment from, or, in the case of attributable resource and reserve information, is based upon, the Former Xstrata Group Ore Reserves and Mineral Resources Report published by Xstrata on 1 March 2006 and included in paragraph 1 of Part IX – "Ore Reserves and Mineral Resources Information – Former Xstrata Group Ore Reserves and Mineral Resources Report" and such information is reported as at 30 June 2005.

Ore reserves and mineral resources information reported in this document in respect of the Bajo de la Alumbrera operation in Argentina (in which the Enlarged Xstrata Group has a 50% interest) has been compiled in accordance with the JORC Code, October 2001 edition and is reported as at 30 June 2006. This information is not sourced from the Former Xstrata Group Ore Reserves and Mineral Resources Report but has been extracted without material adjustment from, or, in the case of attributable resource and reserve information, is based upon, the Alumbrera Ore Reserves and Mineral Resources Report published by Xstrata on 30 June 2006 and included in paragraph 2 of Part IX – "Ore Reserves and Mineral Resources Information – Alumbrera Ore Reserves and Mineral Resources Report".

Ore reserves and mineral resources information reported in this document in respect of Cerrejón and Tintaya has been compiled in accordance with the JORC Code, December 2004 edition and is reported as at 30 June 2005. This information is not sourced from the Former Xstrata Group Ore Reserves and Mineral Resources Report but is sourced instead from reserves and resources summaries approved by Competent Persons (as defined in the JORC Code).

In this document, ore reserve and mineral resource information in relation to the Former Xstrata Group is based on information compiled by Competent Persons (as defined in and required by both the JORC Code and the SAMREC Code). This ore reserve and mineral resource information is included in the reserve and resource estimates in Part IV – "Information on the Former Xstrata Group's Business".

Falconbridge Group

Unless otherwise indicated in this document, all estimates of mineral reserves and mineral resources information reproduced in this document in respect of the Falconbridge Group:

- have been estimated by or on behalf of the Falconbridge Group in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by the CIM Council on 14 November 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on 23 November 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation. The Canadian resources and reserves reporting regime is materially similar to the JORC Code with only minor variations;

- were compiled, indirectly supervised and verified on behalf of the Falconbridge Group by Chester Moore, Falconbridge's Director, Mineral Reserve Estimation and Reporting at the relevant time, a member of the Professional Geoscientists of Ontario with over 30 years of experience as a geologist and a qualified person as defined in NI 43-101;

- are shown on a 100% basis; and

- used the following long-term metal prices for estimates: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb with a nickel premium added at Sudbury operations. (Exchange rate of C$1.50 to US$1.00).

Unless otherwise indicated, in this document mineral reserves and mineral resources information in relation to the Falconbridge Group is reported as at 31 December 2005.

Inferred resources

The reserves and resources information in this document includes references to "inferred resources". An inferred resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. This categorisation is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Resources and reserves, production and sales

In this document, certain references to resources and reserves are to attributable resources and attributable reserves. Attributable resources means that part of the resources from a mine in which the Enlarged Xstrata Group has an economic interest. Attributable reserves means that part of the reserves from a mine in which the Enlarged Xstrata Group has an economic interest. Attributable resources and attributable reserves therefore exclude resources and reserves attributable to minority interests in controlled subsidiaries and the interests of joint venture partners. Unless otherwise indicated, in this document, reserves are a subset of resources and are included in resource estimates.

In this document, production has been measured in two ways:

- **Mine production** or **total production** or **total mine production**. Mine production or total production or total mine production is equal to the total production from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.

- **Attributable production**. Attributable production is that part of mine, total or total mine production in which the Enlarged Xstrata Group had an economic interest at the relevant time. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

In this document, sales by volume have been measured in two ways:

- **Total sales** or **total mine sales**. Total sales or total mine sales is equal to the total sales from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.

- **Attributable sales**. Attributable sales is that part of sales from a particular mine or operation in which the Enlarged Xstrata Group had an economic interest at the relevant time. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

Cost curves

This document contains references to "cost curves". A cost curve is a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region. Generally, a producer's position on a cost curve is described in terms of the particular percentile or quartile in which the production of a given plant or producer or group of producers appears.

The cost curves referred to in this document have been obtained by Xstrata from independent industry analysts with recognised experience in constructing cost curves for the relevant commodities, namely Brook Hunt, CRU and Barlow Jonker. To construct cost curves, industry analysts compile information from a variety of sources, including reports made available by producers, site visits, personal contacts and trade publications. Although producers may participate to some extent in the process through which cost curves are constructed, they are typically unwilling to validate cost analyses directly because of commercial sensitivities. Inevitably, assumptions must be made by the analyst with respect to data that such analyst is unable to obtain and judgement must be brought to bear in the case of virtually all data, however obtained.

In addition, the time required to produce cost curves means that even the most recent available examples will be unable to take account of recent developments. Costs data for specific producers may be based on costs incurred by the producers over their respective accounting years; while the independent analysts may attempt to adjust cost data to apply to calendar years, discrepancies may result from such adjustments and, to the extent accounting years differ from calendar years, the direct comparability of costs data may be limited. The cost curves referred to in this document reflect direct cash costs of production only, and exclude non-cash or indirect costs such as depreciation, interest and unrelated overhead expenses and costs relating specifically to marketing and export. The ferrochrome cost curve excludes indirect costs but includes delivery costs. Delivery costs reflect estimates for each producer to accepted selling points based on actual sales. They include estimates for all costs involved in delivery, including freight, insurance, warehousing and financing costs as well as sales commissions. Moreover, all cost curves embody a number of significant assumptions with respect to exchange rates and other variables. In summary, the manner in which cost curves are constructed means that they have a number of significant inherent limitations.

In certain cases, cost curves produced by more than one reputable industry analyst may exist with regard to a specific commodity. The methodologies employed and conclusions reached by such analysts may differ. Moreover, the reliability of any given cost curve may be difficult to assess, as the accuracy of the data, and the reasonableness of the assumptions on which it has been based, usually cannot be tested directly. Particular producers are, however, in a position to validate the accuracy of the presentation with respect to their own costs, which can provide a useful indication of the reliability of a cost curve overall and, notwithstanding their shortcomings, independently produced cost curves are widely used in the industries in which the Enlarged Xstrata Group operates.

The specific cost curves to which this document refers are the most recent cost curves which have been obtained by Xstrata from the independent industry analysts named above. All such cost curves are based on 2005 data. Whilst the Directors have satisfied themselves that the Enlarged Xstrata Group's own production costs are reasonably represented, the Enlarged Xstrata Group is not in a position to verify directly the cost data for other producers from which these cost curves were constructed or to update such data.

Metric/Imperial conversion table

The imperial equivalents of the metric units of measurement used in this document are as follows:

Wherever referred to in this document:	Metric unit	Metric symbol	Imperial equivalent
"kg" means kilogramme	Tonne	mt	1.102311 tons
"lb" means pound	Kilogramme	kg	2.20462 pounds
"oz" means troy ounces	Gramme	g	0.032151 troy ounces
"tonne" or "mt" means 1,000 kilogrammes	Metre	m	3.2808 feet
	Cubic metre	m^3	35.315 cubic feet
	Kilometre	km	0.6214 miles
	Hectare	ha	2.4711 acres

Rounding

Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

No profit forecast

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

Rights Issue Statistics

Basis of Rights Issue (New Shares for Existing Shares)	1 for 3
Issue Price per New Share	1,265 pence
Gross proceeds of the Rights Issue	£2,983 million
Estimated total expenses of the Rights Issue	£54 million
Net proceeds of the Rights Issue after estimated total expenses	£2,929 million
Number of New Shares provisionally allotted by the Company pursuant to the Rights Issue	235,787,596
Maximum number of Ordinary Shares in issue at completion of the Rights Issue [(1)]	943,150,383
Number of New Shares subject to Glencore International's irrevocable undertakings	84,200,333

[(1)] Assuming no rounding and no options granted under the Xstrata Share Schemes or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds are exercised between Monday, 2 October 2006 (being the latest practicable date prior to the publication of this document) and completion of the Rights Issue.

Expected Timetable of Principal Events

Record Date for entitlements under the Rights Issue	**5.00 p.m. London Time (6.00 p.m. Central European Time) on Monday, 2 October 2006**
Commencement of Rights Issue	Tuesday, 3 October 2006
Publication of Prospectus	Tuesday, 3 October 2006
Expected date of dispatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only[1])	Wednesday, 4 October 2006
Expected date that dealings in New Shares, nil paid, will commence on the London Stock Exchange and on the SWX	**8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006**
Expected date that Existing Shares will be marked "ex-rights" by the London Stock Exchange	8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006
Expected date that Nil Paid Rights will be credited to stock accounts in CREST (Qualifying CREST Shareholders only[1]) and SIS	as soon as practicable after 8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006
Expected date that Nil Paid Rights and Fully Paid Rights will be enabled in CREST	as soon as practicable after 8.00 a.m. London Time (9.00 a.m. Central European Time) on Thursday, 5 October 2006
Recommended latest time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 p.m. London Time (5.30 p.m. Central European Time) on Friday, 20 October 2006
Expected latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. London Time (4.00 p.m. Central European Time) on Tuesday, 24 October 2006
Expected latest time and date for acceptance and payment in full with value date 27 October 2006 in respect of Nil Paid Rights attributable to Ordinary Shares held in the SIS System	**11.00 a.m. London Time (12.00 noon Central European Time) on Wednesday, 25 October 2006**
Expected latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. London Time (4.00 p.m. Central European Time) on Wednesday, 25 October 2006
Expected latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	**11.00 a.m. London Time (12.00 noon Central European Time) on Friday, 27 October 2006**
Expected date of announcement of the results of Rights Issue through a Regulatory Information Service	Monday, 30 October 2006
Expected date of commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SWX and New Shares credited to CREST stock accounts (uncertificated holders only[1])	**8.00 a.m. London Time (9.00 a.m. Central European Time) on Monday, 30 October 2006**
Expected date of dispatch of definitive share certificates for New Shares (to Qualifying non-CREST Shareholders only[1])	by Friday, 3 November 2006

[1] Subject to certain restrictions relating to Overseas Shareholders. See paragraphs 7 and 8 of Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue".

The dates set out in the expected timetable of principal events above and mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by Xstrata in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and the SWX and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the date specified in the expected timetable of principal events above as the expected latest time and date for acceptance and payment in full (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date will be adjusted accordingly).

References to times in this document are to London Time unless otherwise stated.

If you have any queries on the procedure for acceptance and payment, you should contact Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, UK, telephone 0870 707 1417 (UK only) or +44 870 707 1417 (international calls). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. (London Time) (9.30 a.m. and 6.30 p.m. Central European Time) on Monday to Friday excluding public holidays in the UK.

Relevant Documentation and Incorporation by Reference

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Rights Issue:

1. Xstrata Annual Reports and Accounts for the three financial years ended 31 December 2003, 31 December 2004 and 31 December 2005

   These contain the audited consolidated financial statements of Xstrata for the financial years ended 31 December 2003 and 2004 prepared in accordance with UK GAAP and the audited consolidated financial statements of Xstrata for the financial year ended 31 December 2005 prepared in accordance with IFRS, together with audit reports in respect of each such year.

   The audited consolidated financial statements of Xstrata for the financial year ended 31 December 2005 also contain information in relation to Xstrata's first time adoption of IFRS, Xstrata's change in accounting policies from UK GAAP to IFRS and an IFRS reconciliation of consolidated financial information of Xstrata to UK GAAP, as more fully described in Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – A. Financial information on the Former Xstrata Group".

2. 2006 Xstrata Interim Report for the six months ended 30 June 2006

   This contains the unaudited financial statements of Xstrata for the six-month periods ended 30 June 2005 and 30 June 2006 prepared in accordance with IFRS.

The table below sets out the various sections of the documents referred to above which are incorporated by reference into this Prospectus, so as to provide the information required pursuant to paragraphs 9.1, 9.2, 19, 20.1, 20.3, 20.4, and 20.6 of Annex I to the Prospectus Rules and paragraph 10.2 of Annex III to the Prospectus Rules and to ensure that Shareholders and others are aware of all information which, according to the particular nature of the Company and of the New Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company and of the rights attaching to the New Shares:

Information incorporated by reference into this Prospectus	Destination of incorporation	Page number in this Prospectus
Xstrata Annual Report and Accounts 2003 (pages 99 to 163 inclusive, which includes the Independent Auditors' Report in its entirety) – Consolidated financial statements of Xstrata for the financial year ended 31 December 2003, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report	Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – A. Financial information on the Former Xstrata Group"	49
Xstrata Annual Report and Accounts 2004 (pages 97 to 161 inclusive, which includes the Independent Auditors' Report in its entirety) – Consolidated financial statements of Xstrata for the financial year ended 31 December 2004, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report	Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – A. Financial information on the Former Xstrata Group"	49
Xstrata Annual Report and Accounts 2005 (pages 2 to 120 inclusive, which includes the Independent Auditors' Report in its entirety) – Consolidated financial statements of Xstrata for the financial year ended 31 December 2005, with comparative information for the year ended 31 December 2004 adjusted to conform with IFRS, including Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report	Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – A. Financial information on the Former Xstrata Group"	49
Xstrata Annual Report and Accounts 2005 (pages 10 to 17 inclusive and pages 33 to 40 inclusive) – Notes 5 (First time adoption of IFRS and changes in accounting policies) and 7 (IFRS Reconciliation to UK GAAP)	Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – A. Financial information on the Former Xstrata Group"	49
2006 Xstrata Interim Report (pages 45 to 67 inclusive) – Unaudited consolidated financial statements of Xstrata for the six months ended 30 June 2006, including Unaudited Interim Condensed Consolidated Balance Sheet and the related Unaudited Interim Condensed Consolidated Income Statement, Unaudited Cash Flow Statement and Unaudited Statement of Recognised and Expenses, and notes thereto and Independent Review Report	Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – A. Financial information on the Former Xstrata Group"	49
2006 Xstrata Interim Report (page 66) – Note 12 (Related Parties) to the unaudited consolidated financial statements of Xstrata for the six months ended 30 June 2006	Paragraph 23 of Part VIII – "Additional Information – Related party transactions"	447
Xstrata Annual Report and Accounts 2003 (pages 149 to 151 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2003	Paragraph 23 of Part VIII – "Additional Information – Related party transactions"	447
Xstrata Annual Report and Accounts 2004 (pages 145 to 148 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2004	Paragraph 23 of Part VIII – "Additional Information – Related party transactions"	447
Xstrata Annual Report and Accounts 2005 (Financial Statements pages 104 to 108 inclusive) - Note 38 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005	Paragraph 23 of Part VIII – "Additional Information – Related party transactions"	447

Copies of the documents of which part or all are incorporated herein are available:

(a) on the Company's website (www.xstrata.com). Except to the extent expressly set out above in this section headed "Relevant Documentation and Incorporation by Reference", neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this document; and

(b) as provided in paragraph 31 of Part VIII – "Additional Information – Documents available for inspection".

Directors, Secretary, Registered Office, Head Office and Advisers

Directors:

Name	Age	Position
Willy Strothotte	62	Chairman
Mick Davis	48	Chief Executive
Trevor Reid	45	Chief Financial Officer
Santiago Zaldumbide	64	Executive Director, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc
Ivan Glasenberg	49	Non-executive Director
Paul Hazen	64	Non-executive Director
Robert MacDonnell	69	Non-executive Director
Sir Steve Robson CB	63	Non-executive Director
David Rough	55	Non-executive Director
Dr. Frederik Roux	59	Non-executive Director
Ian Strachan	63	Non-executive Director

Secretary:	Richard Elliston
Registered Office:	4th Floor, Panton House 25/27 Haymarket London SW1Y 4EN United Kingdom
Head Office and Business Addresses of the Directors:	Bahnhofstrasse 2 6301 Zug Switzerland
Joint Sponsor, Joint Underwriter and Joint Broker	Deutsche Bank AG Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
Joint Sponsor and Joint Broker	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA United Kingdom
Joint Underwriter	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
Auditors to the Company	Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom
Legal advisers to the Company as to English and US law	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom

Legal advisers to the Company as to Swiss Law

Bär & Karrer
Brandschenkestrasse 90
8027 Zurich
Switzerland

Legal advisers to the Joint Sponsors and Joint Underwriters as to English and US law

Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ
United Kingdom

Receiving Agent

Computershare Investor Services PLC
PO Box 859
The Pavilions
Bridgwater Road
Bristol BS99 1XZ
United Kingdom

Registrar

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

Paying Agent (in Switzerland)

Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
(and all branches of Credit Suisse within Switzerland)

Clearing Agent (in Switzerland)

SIS SegaInterSettle AG
Abteilung Corporate Actions UK
Baslerstrasse 100
4600 Olten
Switzerland

Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group

[This page is intentionally left blank]

A. Financial information on the Former Xstrata Group

The information presented herein is extracted without material amendment from the consolidated financial statements contained in the 2006 Xstrata Interim Report and the Xstrata Annual Reports and Accounts. Each of the unaudited consolidated financial statements contained in the 2006 Xstrata Interim Report (together with the independent review report in the 2006 Xstrata Interim Report) and the audited consolidated financial statements contained in the Xstrata Annual Reports and Accounts (together with the auditors' reports in the Xstrata Annual Reports and Accounts) are incorporated by reference in this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference". You should read the information below in conjunction with the unaudited consolidated financial statements and independent review report contained in the 2006 Xstrata Interim Report and the audited consolidated financial statements and the auditors' reports contained in the Xstrata Annual Reports and Accounts and also the detailed information included in this document and the other information incorporated by reference into this document and you should not rely solely on key and summarised information. Ernst & Young LLP of 1 More London Place, London SE1 2AF, have issued unqualified audit opinions in respect of the financial statements for Xstrata for each of the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005.

The information in respect of the Former Xstrata Group in paragraphs A and B of this Part I is presented in US dollars and in accordance with IFRS for the six-month periods ended 30 June 2006 and 30 June 2005 and for the years ended 31 December 2005 and 31 December 2004 and in accordance with UK GAAP for the financial years ended 31 December 2004 and 31 December 2003.

UK GAAP differ in certain significant respects from US GAAP and IFRS. See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP".

The following information is included in Notes 5 (First time adoption of IFRS and changes in accounting policies) and 7 (IFRS Reconciliation to UK GAAP) to Xstrata's audited consolidated financial statements for the year ended 31 December 2005 included in the Xstrata Annual Report and Accounts 2005, which have been incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation and Incorporation by Reference":

- a discussion of Xstrata's first time adoption of IFRS from 1 January 2005 and Xstrata's consequent change in accounting policies;
- a summary of certain significant differences between IFRS and UK GAAP as they apply and applied to Xstrata;
- a reconciliation between Xstrata's UK GAAP and IFRS consolidated balance sheet at 1 January 2004 (the date of Xstrata's transition to IFRS);
- a reconciliation between Xstrata's UK GAAP and IFRS consolidated balance sheet and equity at 31 December 2004;
- notes to the consolidated balance sheet and equity reconciliation at 1 January 2004 and 31 December 2004;
- a reconciliation between Xstrata's UK GAAP and IFRS profit for the year ended 31 December 2004; and
- notes to the reconciliation of consolidated profit for the financial year ended 31 December 2004.

Selected financial information on the Former Xstrata Group

The following tables set out selected audited financial information under UK GAAP regarding the Former Xstrata Group for the two financial years ended 31 December 2003 and 31 December 2004, selected audited financial information under IFRS for the financial year ended 31 December 2005 and comparative consolidated financial statements for the year ended 31 December 2004, and selected unaudited financial information under IFRS for the six-month periods ended 30 June 2005 and 30 June 2006.

You should read the information below in conjunction with the rest of this Part I and the other detailed information included elsewhere in this document and incorporated by reference into this document and should not rely solely on selected and summarised information.

A. Financial information on the Former Xstrata Group (continued)

	Audited UK GAAP Year ended 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Turnover (including share of joint ventures' turnover)[1]	3,481.6	6,465.3
EBITDA (before exceptional items)[2], [16]	698.7	2,069.5
EBITDA[3]	811.9	2,070.7
EBIT (before exceptional items)[4], [17]	318.8	1,501.3
EBIT[5]	432.0	1,495.7
Profit before taxation[6]	354.3	1,369.1
Attributable profit (before exceptional items)[7], [18]	162.0	1,088.4
Attributable profit[8]	277.0	1,052.9
Earnings per share (before exceptional items) (US$)[9], [18]	0.37	1.74
Earnings per share (US$)[10]	0.63	1.68
Dividends per share paid and proposed (US¢)[11]	20.0	24.0
Net debt[12]	2,221.5	1,454.2
Net assets[13]	7,099.5	8,656.0
Net attributable assets[14]	6,484.9	8,020.3
Net debt to equity (%)[12], [15]	31.3%	16.8%
Net cash inflow from operating activities	593.4	1,747.9
Net cash inflow/(outflow) before financing	(1,710.8)	1,050.6
Net cash inflow/(outflow) from financing activities	1,865.6	(827.6)
Net increase in cash and cash equivalents	154.8	223.0

[1] Turnover recognised within the consolidated Former Xstrata Group including joint venture turnover.
[2] Earnings before interest, tax, depreciation, amortisation and exceptional items. UK GAAP does not define the measure EBITDA. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[3] Earnings before interest, tax, depreciation and amortisation. UK GAAP does not define the measure EBITDA. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[4] Earnings before interest and tax before exceptional items. UK GAAP does not define the measure EBIT. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[5] Earnings before interest and tax. UK GAAP does not define the measure EBIT. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[6] Earnings after interest but before tax and minority interests.
[7] Profit from operating activities after minority equity interests but before exceptional items.
[8] Profit from operating activities after minority equity interests and exceptional items.
[9] Profit from operating activities after minority equity interests but before exceptional items divided by the weighted average number of Ordinary Shares in issue during the period (excluding purchased own Ordinary Shares).
[10] Profit from operating activities after minority equity interests and exceptional items divided by the weighted average number of Ordinary Shares in issue during the period (excluding purchased own Ordinary Shares).
[11] Dividends per Ordinary Share paid and proposed during the relevant financial period.
[12] The level of external indebtedness of the Former Xstrata Group including loans, convertible borrowings and finance leases net of cash (including 100% of Minera Alumbrera Limited cash), cash equivalents and arrangement fees.
[13] Total assets less total liabilities.
[14] Total assets less total liabilities and minority interests.
[15] Net debt as a percentage of equity (including minority interests).
[16] Exceptional items include profit on the sale of investments, profit or loss on the disposal of operations and corporate items such as head office or other costs not directly attributable to business units.
[17] Exceptional items include profit on the sale of investments, profit or loss on the disposal of operations, corporate items such as head office or other costs not directly attributable to business units and the impairment of Vanadium Business assets.
[18] Exceptional items include profit on the sale of investments, profit on the sale of interests in joint arrangements not creating an entity ("JANEs") and loss on disposal of operations.

A. Financial information on the Former Xstrata Group (continued)

	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December	Unaudited IFRS Six months ended 30 June	
	2004	2005	2005	2006
	US$m (except as otherwise stated)			
Revenue[1]	6,462.4	8,049.8	3,765.7	5,178.3
EBITDA (before non-trading items)[2], [16]	2,065.4	3,103.1	1,358.0	2,263.4
EBITDA[3]	2,066.6	3,092.8	1,347.7	2,263.4
EBIT (before non-trading items)[4], [16]	1,497.8	2,519.5	1,074.2	1,947.4
EBIT[5]	1,499.0	2,509.2	1,063.9	1,947.4
Profit before taxation[6]	1,441.1	2,461.9	1,068.3	1,880.0
Attributable profit (before non-trading items)[7], [17], [18]	1,027.2	1,660.1	760.8	1,136.8
Attributable profit[8]	1,067.1	1,706.4	797.1	1,132.8
Earnings per share (before non-trading items) (US$)[9], [17], [18]	1.64	2.71	1.23	1.80
Earnings per share (US$)[10]	1.70	2.79	1.28	1.79
Dividends per share – declared and paid (US¢)[11]	21.3	25.0	16.0	25.0
Dividends per share – proposed (US¢)[12]	16.0	25.0	9.0	13.0
Net debt[13]	1,472.0	2,611.1	1,349.5	1,657.4
Net assets[14]	7,325.2	8,137.2	7,239.7	13,084.0
Net debt to equity (%)[13], [15]	20.1%	32.1%	18.6%	12.7%
Net cash flow from operating activities	1,638.2	2,324.9	848.1	1,479.2
Net cash flow from/(used in) investing activities	(423.8)	(2,363.2)	(340.2)	(2,858.3)
Net cash flow from/(used in) financing activities	(1,009.1)	122.0	(737.0)	1,791.2
Net increase/(decrease) in cash and cash equivalents	205.3	83.7	(229.1)	412.1

[1] Sales recognised within the consolidated Former Xstrata Group including joint venture turnover.
[2] Earnings before interest, tax, depreciation and amortisation and before non-trading items. IFRS does not define the measure EBITDA. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[3] Earnings before interest, tax, depreciation and amortisation. IFRS does not define the measure EBITDA. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[4] Earnings before interest and tax and before non-trading items. IFRS does not define the measure EBIT. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[5] Earnings before interest and tax. IFRS does not define the measure EBIT. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
[6] Earnings after interest but before tax and minority interests.
[7] Attributable profit before non-trading items but after minority interests.
[8] Profit from operating activities after minority equity interests.
[9] Attributable profit before non-trading items divided by the weighted average number of Ordinary Shares in issue during the period.
[10] Attributable profit divided by the weighted average number of Ordinary Shares in issue during the period.
[11] Dividends declared and paid during the period per Ordinary Share.
[12] Dividends proposed, but unpaid, during the period per Ordinary Share.
[13] The level of external indebtedness of the Former Xstrata Group including loans, the liability component of the convertible borrowings and finance leases net of cash (including 100% of Minera Alumbrera Limited cash), cash equivalents and arrangement fees.
[14] Total assets less total liabilities.
[15] Net debt as a percentage of equity (including minority interests).
[16] Non-trading items relate to acquisition costs.
[17] Non-trading items, with regard to the years ended 31 December 2004 and 31 December 2005, include profit on the sale of discontinued operations, income tax benefit on non-trading items, finance income and costs, acquisition costs, profit on sale of investments and re-structuring and closure costs.
[18] Non-trading items, with regard to the six-month periods ended 30 June 2005 and 30 June 2006, include acquisition costs, recycled foreign currency gains/losses from the translation reserve, loan issue costs written off on facility refinancing, income tax benefits on non-trading items and profit on the sale of discontinued operations.

A. Financial information on the Former Xstrata Group (continued)

Six-month periods ended 30 June 2006 and 30 June 2005 and years ended 31 December 2005 and 31 December 2004 – IFRS

The following tables set out financial information (which has been prepared in accordance with IFRS) relating to the Former Xstrata Group at, and for each of the six-month periods ended, 30 June 2006 and 30 June 2005 and at, and for the years ended, 31 December 2005 and 31 December 2004.

To comply with European Union legislation, the Former Xstrata Group adopted IFRS from 1 January 2005. The date of transition was 1 January 2004 and as a result the 2004 comparative information has been adjusted to conform with IFRS.

The rules for first time adoption of IFRS are set out in IFRS 1 "First Time Adoption of International Financial Reporting Standards". IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Former Xstrata Group applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

The primary exemptions that were applied by the Former Xstrata Group are described in Note 5 (First time adoption of IFRS and changes in accounting policies) of the notes to Xstrata's audited consolidated financial statements for the year ended 31 December 2005 included in the Xstrata Annual Report and Accounts 2005, which has been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference".

The information presented herein at, and in respect of the six-month periods ended, 30 June 2005 and 30 June 2006 is unaudited and, in each case, is extracted without material amendment from the 2006 Xstrata Interim Report. The information presented herein at, and in respect of the year ended, 31 December 2005 is audited and is extracted without material amendment from the Xstrata Annual Report and Accounts 2005. The information presented herein at, and in respect of the year ended, 31 December 2004 is unaudited and is extracted without material amendment from the Xstrata Annual Report and Accounts 2005.

A. Financial information on the Former Xstrata Group (continued)

Consolidated income statement

	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December	Unaudited IFRS Six months ended 30 June	
	2004[1]	2005	2005	2006
	US$m (except as otherwise stated)			
Revenue	6,462.4	8,049.8	3,765.7	5,178.3
Cost of sales[2]	(3,520.6)	(3,880.2)	(1,820.4)	(2,306.5)
Distribution costs	(712.1)	(909.5)	(471.5)	(464.1)
Administrative expenses[2]	(139.5)	(196.7)	(108.6)	(143.3)
Other expenses	(55.2)	(51.9)	(32.7)	(9.8)
Other income	28.1	68.2	24.2	7.6
Share of results from associates	2.3	23.4	1.3	1.2
Acquisition costs	0.0	(10.3)	(10.3)	0.0
Profit on sale of investments	10.2	0.0	0.0	0.0
Restructuring and closure costs	(9.0)	0.0	0.0	0.0
Profit before interest, taxation, depreciation and amortisation	**2,066.6**	**3,092.8**	**1,347.7**	**2,263.4**
Depreciation and amortisation:				
– Cost of sales	(532.8)	(549.6)	(264.8)	(299.5)
– Administrative expenses	(28.0)	(28.9)	(14.2)	(15.9)
Impairment of assets:				
– Cost of sales	(6.8)	(5.1)	(4.8)	(0.6)
Profit before interest and taxation	**1,499.0**	**2,509.2**	**1,063.9**	**1,947.4**
Finance Income	119.7	124.2	74.1	47.1
Finance cost	(177.6)	(171.5)	(69.7)	(114.5)
Profit before taxation	**1,441.1**	**2,461.9**	**1,068.3**	**1,880.0**
Income tax expense	(213.7)	(542.7)	(207.8)	(491.6)
Profit from continuing operations	**1,227.4**	**1,919.2**	**860.5**	**1,388.4**
Loss from discontinued operations	(2.1)	0.0	0.0	0.0
Profit on sale of discontinued operations	0.0	3.7	3.7	0.0
Profit for the year	**1,225.3**	**1,922.9**	**864.2**	**1,388.4**
Attributable to:				
Equity holders of the parent	1,067.1	1,706.4	797.1	1,132.8
Minority interests	158.2	216.5	67.1	255.6
	1,225.3	**1,922.9**	**864.2**	**1,388.4**
Earnings per share (US$):				
– basic (continuing operations)	1.71	2.78	1.27	1.79
– basic	1.70	2.79	1.28	1.79
– diluted (continuing operations)	1.58	2.52	1.16	1.64
– diluted	1.58	2.53	1.17	1.64
Dividends (US$m):				
– declared and paid	133.8	154.2	100.0	159.5
– proposed	100.0	149.9	55.0	91.0
Dividend per share (US¢):				
– declared and paid	21.3	25.0	16.0	25.0
– proposed	16.0	25.0	9.0	13.0

Notes

(1) As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005.
(2) Before depreciation, amortisation and impairment charges.

A. Financial information on the Former Xstrata Group (continued)

Consolidated balance sheet

	Unaudited IFRS At 31 December 2004[(1)]	Audited IFRS At 31 December 2005	Unaudited IFRS At 30 June 2005	Unaudited IFRS At 30 June 2006
	US$m			
Assets				
Non-current assets				
Intangible assets	1,523.9	1,430.0	1,381.6	1,923.2
Property, plant and equipment[(2)]	8,201.9	8,086.1	7,896.3	10,725.9
Biological assets	32.2	13.1	12.7	13.6
Inventories	83.2	71.0	75.7	64.0
Trade and other receivables	61.1	57.1	38.4	46.5
Investments in associates	48.9	43.9	45.2	45.2
Available for sale financial assets	0.0	2,324.8	10.1	4,087.9
Derivative financial assets	0.0	8.9	21.5	0.8
Other financial assets	77.2	56.3	43.1	69.3
Pension asset	2.7	2.6	2.8	2.7
Prepayments	15.9	15.5	34.8	109.8
Deferred tax assets	2.0	6.7	7.6	14.4
	10,049.0	**12,116.0**	**9,569.8**	**17,103.3**
Current assets				
Inventories	825.9	890.7	851.7	1,067.4
Trade and other receivables	794.0	1,138.3	918.4	1,618.0
Prepayments	103.9	98.8	51.6	91.6
Derivative financial assets	0.0	16.9	10.0	2.4
Other financial assets	53.8	34.5	49.5	11.9
Cash and cash equivalents	459.6	524.1	263.8	956.6
	2,237.2	**2,703.3**	**2,145.0**	**3,747.9**
Total assets	**12,286.2**	**14,819.3**	**11,714.8**	**20,851.2**
Equity and liabilities				
Capital and reserves – attributable to equity holders of the Company				
Issued capital	315.8	316.3	316.3	352.4
Share premium	2,481.5	2,500.1	2,500.1	4,172.1
Own shares	(91.7)	(616.2)	(326.1)	(123.0)
Convertible borrowings – equity component	0.0	119.5	63.4	80.5
Other reserves	3,490.1	3,053.5	2,860.2	4,278.0
Retained earnings	622.9	2,191.8	1,319.9	3,710.2
	6,818.6	**7,565.0**	**6,733.8**	**12,470.2**
Minority interests	506.6	572.2	505.9	613.8
Total equity	**7,325.2**	**8,137.2**	**7,239.7**	**13,084.0**
Non-current liabilities				
Trade and other payables	15.7	10.4	13.7	13.0
Interest-bearing loans and borrowings	1,232.7	1,532.8	980.3	713.7
Convertible borrowings	590.4	858.3	550.9	530.5
Derivative financial liabilities	0.0	60.7	15.6	118.7
Provisions	480.3	457.7	463.0	557.2
Pension deficit	27.7	23.7	26.0	24.3
Deferred tax liabilities	1,357.7	1,338.7	1,248.3	2,278.4
Other liabilities	6.2	9.7	8.3	47.2
	3,710.7	**4,292.0**	**3,306.1**	**4,283.0**
Current liabilities				
Trade and other payables	788.8	945.8	759.6	1,157.8
Interest-bearing loans and borrowings	108.5	744.1	82.1	1,369.8
Derivative financial liabilities	0.0	232.9	12.1	276.6
Provisions	94.7	113.7	108.4	178.5
Income taxes payable	238.7	342.6	188.7	467.7
Other liabilities	19.6	11.0	18.1	33.8
	1,250.3	**2,390.1**	**1,169.0**	**3,484.2**
Total liabilities	**4,961.0**	**6,682.1**	**4,475.1**	**7,767.2**
Total equity and liabilities	**12,286.2**	**14,819.3**	**11,714.8**	**20,851.2**

Note

(1) As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005.

(2) Property, plant and equipment includes deferred stripping balances, previously included in "other assets", which were presented separately in the financial statements for the year ended 31 December 2005, in order to present the financial information on a comparable basis with that for the six months ended 30 June 2005 and the six months ended 30 June 2006.

A. Financial information on the Former Xstrata Group (continued)

Years ended 31 December 2004 and 31 December 2003 – UK GAAP

The following tables set out selected financial information (which has been prepared in accordance with UK GAAP) relating to the Xstrata Group at, and for each of the years ended, 31 December 2004 and 31 December 2003.

The information presented herein is extracted without material amendment from the Xstrata Annual Reports and Accounts for the financial years ended 31 December 2004 and 31 December 2003.

Consolidated profit and loss

	Audited UK GAAP Year ended 31 December					
	2003			2004		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	US$m (except as otherwise stated)					
Turnover						
Group and share of joint ventures' turnover	3,476.1	5.5	3,481.6	6,462.4	2.9	6,465.3
Less: share of joint ventures' turnover	–	–	–	373.7	–	373.7
Group turnover	3,476.1	5.5	3,481.6	6,088.7	2.9	6,091.6
Net operating costs before exceptional costs	(3,161.4)	(7.7)	(3,169.1)	(4,655.8)	(4.4)	(4,660.2)
Exceptional costs – impairment of assets	–	–	–	(6.8)	–	(6.8)
Exceptional costs – restructuring	(21.8)	–	(21.8)	(9.0)	–	(9.0)
Net operating costs	(3,183.2)	(7.7)	(3,190.9)	(4,671.6)	(4.4)	(4,676.0)
Operating profit	292.9	(2.2)	290.7	1,417.1	(1.5)	1,415.6
Share of operating (loss)/profit of joint ventures	–	–	–	65.7	–	65.7
Share of operating (loss)/profit of associates	(3.0)	–	(3.0)	–	–	–
Total operating profit	289.9	(2.2)	287.7	1,482.8	(1.5)	1,481.3
Profit on sale of tangible assets	9.3	–	9.3	4.2	–	4.2
Profit on sale of investments	–	–	–	10.2	–	10.2
Profit on sale of interest in JANEs	136.6	–	136.6	–	–	–
Loss on disposal of operations	–	(1.6)	(1.6)	–	–	–
Profit before interest and taxation	435.8	(3.8)	432.0	1,497.2	(1.5)	1,495.7
Interest receivable and similar income	11.7	–	11.7	15.9	–	15.9
Interest payable and similar charges	(89.3)	(0.1)	(89.4)	(142.4)	(0.1)	(142.5)
Profit before taxation	358.2	(3.9)	354.3	1,370.7	(1.6)	1,369.1
Tax on profit on ordinary activities	(46.7)	0.2	(46.5)	(176.6)	(0.5)	(177.1)
Profit after taxation	311.5	(3.7)	307.8	1,194.1	(2.1)	1,192.0
Equity minority interests	(30.8)	–	(30.8)	(139.1)	–	(139.1)
Attributable profit	280.7	(3.7)	277.0	1,055.0	(2.1)	1,052.9
Dividends to shareholders	(125.7)	–	(125.7)	(149.8)	–	(149.8)
Retained profit for the year	155.0	(3.7)	151.3	905.2	(2.1)	903.1
Earnings per share (US$) – basic						
Pre-exceptional items	0.37	–	0.37	1.74	–	1.74
Exceptional items	0.27	(0.01)	0.26	(0.06)	–	(0.06)
	0.64	(0.01)	0.63	1.68	–	1.68
Earnings per share (US$) – diluted						
Pre-exceptional items	0.36	–	0.36	1.59	–	1.59
Exceptional items	0.25	(0.01)	0.24	(0.05)	–	(0.05)
	0.61	(0.01)	0.60	1.54	–	1.54
Dividend per share (US¢)			20.0			24.0

A. Financial information on the Former Xstrata Group (continued)

Consolidated balance sheets

	Audited UK GAAP At 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Fixed assets		
Intangible assets	1,333.5	1,505.2
Tangible assets	7,614.8	7,858.6
Investments:		
– Investment in associates and joint ventures	–	369.2
– Other investments	81.0	87.9
	81.0	457.1
	9,029.3	9,820.9
Current investments		
Stocks	802.8	729.9
Debtors: amounts falling due within one year	702.1	928.9
Debtors: amounts falling due after more than one year	250.3	476.0
Investments: assets acquired held for resale	31.1	–
Cash at bank and in hand	255.1	477.3
	2,041.4	2,612.1
Creditors: amounts falling due within one year	(1,102.4)	(1,291.6)
Net current assets	939.0	1,320.5
Total assets less current liabilities	9,968.3	11,141.4
Creditors: amounts falling due after more than one year:		
– Convertible bonds	(588.7)	(590.4)
– Other creditors	(1,658.5)	(1,232.7)
	(2,247.2)	(1,823.1)
Provisions for liabilities and charges	(621.6)	(662.3)
Net assets	7,099.5	8,656.0
Equity minority interests	(614.6)	(635.7)
Attributable net assets	6,484.9	8,020.3
Capital and reserves		
Called up share capital	315.8	315.8
Share premium account	2,481.5	2,481.5
Other reserves	1,240.7	1,245.3
Own shares	(40.8)	(91.7)
Profit and loss account	2,487.7	4,069.4
Equity shareholders' funds	6,484.9	8,020.3

B. Operating and financial review relating to the Former Xstrata Group

The following discussion of the financial condition and results of operations of the Former Xstrata Group should be read in conjunction with "A. Financial information on the Former Xstrata Group" in this Part I above with "C. Financial Information on the Falconbridge Group" in this Part I below, with "D. Operating and Financial Review Relating to the Falconbridge Group" below, and with the information relating to the businesses of the Enlarged Xstrata Group, the Former Xstrata Group and the Falconbridge Group included elsewhere in this document and the financial and other information on the Former Xstrata Group incorporated by reference into this document as described in the section of this document headed "Relevant Information".

Some of the information in the review set forth below and elsewhere in this document and in the information incorporated by reference into this document includes forward-looking statements that involve risks and uncertainties. See the section of this document headed "Presentation of Information – Cautionary note regarding forward-looking statements" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this document. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this document, particularly in the section of this document headed "Risk Factors".

Investors and potential investors should read the whole of this document and not just rely on summarised or key information. See also the section of this document headed "Presentation of Information – Presentation of financial information".

Overview of the Enlarged Xstrata Group's business

The Enlarged Xstrata Group is the fifth largest diversified mining group in the world with top five industry positions in copper, thermal and coking coal, ferrochrome, zinc, nickel and vanadium, a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead, silver and platinum group metals and a suite of global technologies, many of which are leading technologies in the industry. The Enlarged Xstrata Group's operations and projects span five continents and 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the UK and the USA.

The Enlarged Xstrata Group's business is organised in the following six principal business units:

Copper. The Enlarged Xstrata Group is the world's fourth largest producer of mined copper. The Copper Business incorporates the Former Xstrata Group Copper Business, which has interests in two operating mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru, and the Falconbridge Copper Business which has interests in the Antamina copper and zinc mine in Peru, the Altonorte copper smelter, the Collahuasi copper mine and the Lomas Bayas copper mine and solvent extraction-electrowinning (SX-EW) refinery in Chile, the Kidd copper and zinc mine in Canada as well as smelting, refining and recycling facilities in Canada and the United States.

Coal. On a managed basis, the Enlarged Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal. It has interests in 33 operating coal mines, 19 of which are located in Australia, 13 in South Africa and one in Colombia.

Nickel. The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world, and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Its operations include mines and processing facilities in Canada, Norway and the Dominican Republic.

Zinc. The Enlarged Xstrata Group is one of the world's largest producers of zinc. The Zinc Business incorporates the Former Xstrata Group Zinc Business, with zinc smelting operations in Spain and Germany, interests in three operating mines and a lead smelter in Australia and a lead refining plant in the United Kingdom, and the Falconbridge Zinc Business, with interests in the Antamina copper and zinc mine in Peru, the Brunswick zinc mine and a lead smelter and refinery in New Brunswick and a minority interest in a zinc smelter in Valleyfield, Quebec, Canada.

Aluminum. The Enlarged Xstrata Group's aluminium operations include six plants in the United States that produce alumina, primary aluminium and aluminium foil, as well as a mining operation in St. Ann, Jamaica.

Alloys. The Enlarged Xstrata Group is the world's largest producer of ferrochrome and one of the world's leading producers of primary vanadium, with integrated production facilities in South Africa. It also has a platinum group metal ("PGM") joint venture with Rustenburg Plantinum Mines and Kagiso in South Africa.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Xstrata previously had a forestry business in Chile, which was sold in January 2005, and a magnesium recycling business in North America, which was sold in April 2003. Falconbridge previously had aftermarket automotive wheel manufacturing and distribution operations, American Racing Equipment, which it sold in July 2005.

The Enlarged Xstrata Group comprises, following completion of the Falconbridge Acquisition in August 2006, the Former Xstrata Group and the Falconbridge Group. The Former Xstrata Group's principal businesses comprise the Coal Business, the Former Xstrata Group Copper Business, the Former Xstrata Group Zinc Business and the Alloys Business. The Falconbridge Group's principal businesses comprise the Nickel Business, the Falconbridge Group Copper Business, the Falconbridge Group Zinc Business and the Aluminum Business. For information in relation to the Former Xstrata Group, see Part IV – "Information on the Former Xstrata Group's Business" and, for information in relation to the Falconbridge Group, see Part V – "Information on the Falconbridge Group's Business".

Principal factors affecting the Enlarged Xstrata Group's and the Former Xstrata Group's business

Principal factors affecting the Former Xstrata Group's results of operations (and those which are expected to affect the Enlarged Xstrata Group's results of operations in the future) are discussed below:

Market conditions

Commodity prices are significantly affected by changes in global economic conditions and related industry cycles. Prices of commodity products, such as copper, coal, nickel, zinc, aluminium, lead, chrome and vanadium, the primary products of the Enlarged Xstrata Group, can vary significantly when world supply and demand fluctuate and are influenced by other related factors such as speculative activities by market participants, political and economic conditions, as well as production costs in major producing regions. The realised price for metals is also influenced by regional supply-demand factors, the availability and price of secondary or metal containing scrap materials, and other substitute commodity products. Whilst the producers are unable to influence commodities prices directly, events such as the introduction of commodity production capacity and temporary price reductions or other attempts to capture market share by individual producers may also have an effect on market prices. In addition, the prices realised by producers on sales of their products can, to some extent, be affected by contractual arrangements, production levels and hedging strategies. The Enlarged Xstrata Group generally realises prevailing market prices and generally does not hedge the price it realises on the sale of its own production. Price variations and market cycles have historically influenced the financial performance of the Former Xstrata Group and are expected to continue to influence the financial performance of the Enlarged Xstrata Group.

Commodity prices

The following table sets out indicative average market prices in US dollars for the Former Xstrata Group's principal commodities for the periods indicated:

Average commodity prices

		Average for the year ended 31 December			Average for the six months ended 30 June	
	Unit	2003	2004	2005	2005	2006
Australian FOB export coking	US$/t	43.5	65.3	111.5	100.3	117.8
Australian FOB export semi-soft coking	US$/t	30.5	47.2	70.3	63.7	73.2
Australian FOB export thermal coal	US$/t	25.2	40.9	51.2	50.2	47.0
Colombian FOB export thermal coal	US$/t	n/a	n/a	n/a	n/a	48.8
South African export thermal coal	US$/t	24.9	39.0	48.5	49.1	45.1
Copper (LME)	US$/t	1,779	2,866	3,684	3,333	6,075
Gold (LBM)	US$/oz	364	409	445	427	580
Lead (LME)	US$/t	515	886	976	983	1,171
Silver (LBM)	US$/oz	4.88	6.69	7.31	7.01	10.98
Zinc (LME)	US$/t	828	1,048	1,382	1,295	2,762
Ferrochrome (Metal Bulletin)	US¢/lb	46.0	68.0	73.0	75.5	66.6
Ferrovanadium (Metal Bulletin)	US$/kg	11.5	27.2	70.5	88.8	40.5

For a detailed discussion of recent market conditions and market outlook for each of the Enlarged Xstrata Group's principal commodities, see Part II – "Information on the Enlarged Xstrata Group – Overview of the industries in which the Enlarged Xstrata Group principally operates".

B. Operating and financial review relating to the Former Xstrata Group (continued)

Exchange rates

During the periods under review, the Former Xstrata Group's results were affected significantly by exchange rate fluctuations between the US dollar and the South African Rand, the Australian dollar and the Euro. In recent years, each of these currencies has strengthened considerably against the US dollar, although this trend was partially reversed during 2005 and the first half of 2006. The strengthening of these currencies against the US dollar has resulted in increased production costs, in US dollar terms, for the Former Xstrata Group during the period under review. The following tables reflect the historical average and closing exchange rates of the Argentine peso, the Australian dollar, the Canadian dollar, the Chilean Peso, the Euro, the British pound, the South African Rand and the Swiss Franc against the US dollar where relevant to the Former Xstrata Group for the periods and dates indicated:

Average currency rates in relation to US$

	Average for year ended 31 December			Average for six months ended 30 June	
	2003	2004	2005	2005	2006
Argentine peso (ARS) (US$: ARS)	2.95	2.94	2.92	2.91	3.07
Australian dollar (AUD) (AUD : US$)	0.65	0.74	0.76	0.77	0.74
Canadian dollar (C$) (US$: C$)[1]	n/a	n/a	1.21	n/a	1.14
Chilean Peso (CLP : US$)[2]	686.99	611.42	n/a	n/a	n/a
Euro (EUR) (EUR : US$)	1.13	1.24	1.24	1.28	1.23
Great Britain pound (GBP) (GBP : US$)	1.63	1.83	1.82	1.87	1.79
South African Rand (ZAR) (US$: ZAR)	7.54	6.43	6.37	6.21	6.31
Swiss franc (CHF) (US$: CHF)	1.34	1.24	1.25	1.20	1.27

Closing currency rates in relation to US$

	At 31 December			At 30 June	
	2003	2004	2005	2005	2006
Argentine peso (ARS) (US$: ARS)	2.94	2.97	3.03	2.89	3.09
Australian dollar (AUD) (AUD : US$)	0.75	0.78	0.73	0.76	0.74
Canadian dollar (C$) (US$: C$)[1]	n/a	n/a	1.16	n/a	1.12
Chilean Peso (CLP : US$)[2]	595.00	557.40	n/a	n/a	n/a
Euro (EUR) (EUR : US$)	1.26	1.36	1.19	1.21	1.28
Great Britain pound (GBP) (GBP : US$)	1.79	1.92	1.72	1.79	1.85
South African Rand (ZAR) (US : $ZAR)	6.68	5.67	6.33	6.65	7.17
Swiss franc (CHF) (US$: CHF)	1.24	1.14	1.31	1.28	1.22

Notes

[1] Average and closing Canadian dollar currency rates are shown in the tables above only for periods during which, and at dates which, the Former Xstrata Group had a stake in Falconbridge.

[2] Average and closing Chilean Peso currency rates are shown in the tables above only for periods during which, and at dates which, the Former Xstrata Group had its forestry business in Chile.

Currency cash flow hedging has been used historically to reduce the Former Xstrata Group's short-term exposure to fluctuations in the local currency exchange rates to the US dollar, Sterling and the Euro. The hedging gains reflected in the Company's consolidated income statement for the year ended 31 December 2005 amounted to US$45 million compared to US$218 million for the year ended 31 December 2004. The unrealised mark-to-market loss on currency hedging in place at 31 December 2005 was US$14.2 million. The currency hedging losses reflected in the Company's consolidated income statement for the six months ended 30 June 2006 amounted to US$5 million compared to gains of US$32 million for the six months ended 30 June 2005. The unrealised mark-to-market position for currency hedging at 30 June 2006 was $0.4 million. Australian dollar hedging is taken out in respect of US dollar priced sales. The majority of Australian dollar hedging relates to Australian dollar costs in respect of contracted and priced sales.

Like the Former Xstrata Group, the Enlarged Xstrata Group produces and sells commodities that are typically priced in US dollars. A large portion of the operating costs of the Enlarged Xstrata Group, however, is incurred in local currencies of the countries in which the Enlarged Xstrata Group's mining, production and other facilities are located. Accordingly, the Enlarged Xstrata Group may be significantly affected by exchange rate fluctuations between the US dollar and such currencies. From time to time, the Enlarged Xstrata Group may hedge a portion of its currency exposures and requirements

to try to limit any adverse effect of exchange rate fluctuations on the Enlarged Xstrata Group's results of operations and financial condition. See the section of this document headed "Risk Factors – Currency fluctuations".

Production costs and efficiency

As in the case of the Former Xstrata Group, the Enlarged Xstrata Group, in common with its competitors, is unable to influence commodity prices directly and its competitiveness and long-term profitability are, to a significant degree, dependent upon its ability to reduce costs and maintain low-cost, efficient operations. Costs associated with mining and metal production can be broadly categorised into labour costs and other on-site expenses, including power and equipment costs, port handling costs and freight costs. Production costs are largely influenced by ore grades, mine planning, processing technology, energy and supply costs and the impact of exchange rate fluctuations on costs of operations.

During the period under review, the positive effects of rising commodity prices have been partially offset by rising costs, particularly in respect of power, fuels, labour, transport, equipment and consumables.

Unit production costs are also significantly affected by production volumes, and therefore, the Enlarged Xstrata Group's production levels are a key factor in determining its overall cost competitiveness.

In connection with the Falconbridge Acquisition, the Company has identified anticipated annualised cash cost savings of around US$120 million, comprising reductions in certain duplicated head office and administrative functions and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition, Xstrata expects to benefit from the incorporation of Falconbridge into the Enlarged Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses.

Acquisitions, disposals and discontinued operations

Acquisitions and disposals

Key factors affecting comparability of the results of operations of the Former Xstrata Group as a whole during the period under review include the following principal acquisitions and disposals of the Former Xstrata Group:

- On 24 June 2003, the Former Xstrata Group acquired 100% of the issued share capital of MIM Holdings Limited (now known as Xstrata Queensland Limited) for US$2.1 billion. In addition to its thermal coal and zinc lead assets, the acquisition of MIM provided the Former Xstrata Group with significant new products in copper and coking coal as well as a number of proprietary technologies, which are the main products of Xstrata Technology. The size and timing of the MIM acquisition substantially affects the comparability of the results of operations of the Former Xstrata Group for the financial years ended 31 December 2003 and subsequent periods under review.

- In November 2003, the Former Xstrata Group sold interests in the following JANEs: a 20% interest in the Newlands, Collinsville, Abbot Point Joint Venture, a 20% interest in the Oaky Creek Coal Joint Venture and a 25% interest in four Xstrata Coal Queensland projects in equal proportions to joint venture partners, Itochu Corporation and Sumitomo Corporation, for net consideration of US$388.4 million. JANEs are joint arrangements not creating an entity. They are characterised by the sharing of output (for example, the physical commodity or transport facility) rather than the sharing of profit for operations of the joint venture.

- On 1 July 2004, the Former Xstrata Group established a combined Pooling and Sharing Venture ("PSV") with Merafe Resources Limited ("Merafe"). The PSV was the first black economic empowerment transaction for the Former Xstrata Group and represented a considerable step forward in achieving compliance with the New Minerals and Petroleum Resources Development Act in South Africa.

- In August 2005, Anglo Platinum and the Former Xstrata Group formed the Mototolo Joint Venture to develop a platinum group metals ("PGM") mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. Anglo Platinum and the Former Xstrata Group each agreed to contribute a similar amount of in-situ PGM reserves and resources. Anglo Platinum agreed to purchase the Former Xstrata Group's 50% share of PGM concentrate for further smelting, refining and marketing of finished product. The Former Xstrata Group agreed to construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and to purchase Anglo Platinum's 50% share of chrome concentrate. In February 2006, the Former Xstrata Group announced its agreement to form a black economic empowerment partnership with Kagiso Trust Investments (Proprietary) Limited

B. Operating and financial review relating to the Former Xstrata Group (continued)

("Kagiso") in respect of the Former Xstrata Group's 50% interest in the Mototolo Joint Venture. As of 11 May 2006, Kagiso, through a special purpose vehicle, Kagiso Platinum Venture (Pty) Limited ("KPV"), acquired 26% of the Former Xstrata Group's 50% interest in the joint venture, resulting in KPV owning a fully participative 13% interest in the earnings from the Mototolo Joint Venture, in return for funding its proportionate share of the total capital expenditure required for the project. The Former Xstrata Group retains an effective 37% interest. KPV's participation is effective retrospectively from the inception of the Mototolo Joint Venture. In order to facilitate Kagiso's fundraising, Xstrata South Africa provided a ZAR100 million (approximately US$12.9 million) completion guarantee to Kagiso's financiers, Investec Bank Limited. The total capital expenditure for the project is estimated at ZAR1,350 million (approximately US$174.5 million) to commissioning, of which the Former Xstrata Group's share is 37%. The Former Xstrata Group's investment is expected to be made by the end of 2007 and funded from the Enlarged Xstrata Group's free cash flow. Initial production of PGM is anticipated in the last quarter of 2006 and full production by the end of 2007.

- In August and September 2005, Xstrata Alberta acquired 73,665,996 Falconbridge Shares in private transactions, representing approximately 19.9% of the then outstanding Falconbridge Shares, at a price of C$28 per Falconbridge Share, or approximately C$2,062.6 million (approximately US$1,848.5 million) in aggregate. These acquisitions were financed by borrowings under the Second Facility Agreement described in paragraph 22.22 of Part VIII – "Additional Information – Material contracts" and the issue of the 2017 Convertible Debenture described in paragraph 22.20 of Part VIII – "Additional Information – Material contracts".

- In March 2006, the Former Xstrata Group announced the proposed acquisition of 33$^{1/3}$% of the Cerrejón thermal coal operation in Colombia, from the Cerrejón Vendors, for a total consideration of US$1,712 million, which included an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at 1 January 2006 over the Cerrejón Purchasers' target net asset value of the Cerrejón Business. The consideration was satisfied in cash on completion of the Cerrejón Acquisition on 12 May 2006 and was financed through the Cerrejón Bridge Facility Agreement described in paragraph 22.13 of Part VIII – "Additional Information – Material contracts".

- On 16 May 2006, the Former Xstrata Group announced the proposed acquisition of the Tintaya copper mine and associated satellite deposits in Peru, South America, from BHP Billiton for US$750 million (before working capital adjustments). The acquisition price comprised an initial cash consideration paid on completion on 21 June 2006 of US$634 million and the assumption of US$116 million of debt. An agreed price participation arrangement based on prevailing copper prices upon completion of the transaction resulted in further deferred cash payments to BHP Billiton totalling US$25 million having to be paid during the eighteen months from January 2007 to June 2008. Two further conditional deferred payments of US$25 million each in cash may also be payable to BHP Billiton. The first such amount will be payable in July 2009 if the LME copper price exceeds certain levels from July 2008 to June 2009. The second amount will be payable if either of the Antapaccay or Coroccohuayco satellite deposits are developed prior to 2020. The consideration for the Tintaya Acquisition was funded from debt facilities of the Former Xstrata Group.

Discontinued operations

The Former Xstrata Group's discontinued operations include its forestry operation in Chile, which was sold in January 2005, and its magnesium scrap recycling plant in the United States, which was sold in April 2003.

Recent significant developments

- In August 2005, Xstrata announced the Former Xstrata Group's intention to convert the McArthur River zinc-lead mine in the Northern Territory, Australia from an underground to an open cut operation to enable production to continue at the mine. The switch of mining methods entails an investment initially estimated at A$66 million (approximately US$49.4 million) which, provided the necessary regulatory approval is obtained, is expected to be made over the next two years and funded from the Enlarged Xstrata Group's free cash flow. The regulatory approval may be subject to stringent compliance requirements which, added to further delays in the approval process, will result in increased project capital and operating cost.

- On 17 May 2006, Xstrata announced the placing to institutional investors of 61,994,320 Ordinary Shares at a price of 2100 pence per Ordinary Share to raise gross proceeds of approximately £1,302 million. The Placing, which closed on 22 May 2006, comprised 32,543,344 new Ordinary Shares issued by the Company and 29,450,976 Ordinary Shares held at the time of the Placing by Batiss pursuant to the ECMP. The Placing was carried out to raise proceeds for the

B. Operating and financial review relating to the Former Xstrata Group (continued)

Former Xstrata Group to pay back a portion of the debt incurred in relation to the acquisitions of the initial stake of approximately 19.9% in Falconbridge and the Cerrejón Acquisition.

- On 20 June 2006, Xstrata announced that heads of agreement had been signed with Caledon Resources plc for the partial sale of the Enlarged Xstrata Group's Cook Colliery and the surrounding Southern Resource. The Enlarged Xstrata Group will retain the large Northern Resource. A conditional sale and purchase agreement was entered into in respect of the sale on 22 August 2006. The consideration is A$45.6 million (approximately US$34.1 million), payable in cash.

- On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,035.2 million) in aggregate. On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,434.8 million) in aggregate. On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,043.9 million) in aggregate. As a result of these transactions and the Former Xstrata Group's acquisitions of approximately 19.9% of the then outstanding Falconbridge Shares in August and September 2005, Xstrata now beneficially owns approximately 97.1% of the issued and outstanding Falconbridge Shares on a fully-diluted basis. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun the process of exercising its right under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario), as amended, to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006. The aggregate cash consideration paid by the Former Xstrata Group for Falconbridge Shares since 30 June 2006 (and therefore excluding the consideration of approximately US$1.7 billion in aggregate for the stake acquired in August and September 2005 and excluding the consideration to be paid in respect of the Falconbridge Shares to be acquired under the compulsory acquisition procedure, which is estimated at approximately C$659.0 million (approximately US$590.6 million in aggregate) was approximately C$18.3 billion (approximately US$16.4 billion). The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and debt financing under the Equity Bridge Facility, the Debt Bridge Facility and the Acquisition Facilities described in paragraph 22.9 of Part VIII – "Additional Information – Material contracts".

- Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

- Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments of approximately C$278.1 million (approximately US$249.2 million) and approximately US$3.6 million in aggregate of which approximately C$55.2 million (approximately US$49.5 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

- In February 2006, Xstrata announced the agreement of the Former Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company called ARM Coal (Proprietary) Limited ("ARM Coal"), with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets. The transaction completed on 24 August 2006. The principal features of the transaction were as follows:

  - As of completion, ARM paid ZAR400 million (approximately US$51.7 million) to subscribe for 51% and the Former Xstrata Group paid ZAR384 million (approximately US$49.6 million) to subscribe for 49% of the issued share capital of ARM Coal, which holds a 20% interest by way of participating preference shares in the existing coal operations of Xstrata South Africa, excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. The Former Xstrata Group agreed to provide certain vendor financing to ARM Coal and, to advance ARM's participation in the South African coal industry, also agreed to grant ARM an option (the "ARM

Option") to increase its direct participation in participating preference shares of Xstrata South Africa by up to a further 10%. ARM exercised the ARM Option in August 2006, which will result in historically disadvantaged South Africans controlling approximately 36% of Xstrata's South African coal business.

- Under this transaction, which was valued in aggregate at approximately ZAR2.4 billion (approximately US$310.3 million), ARM Coal initially subscribed for participating preference shares ("Initial Preference Shares") in the capital of Xstrata South Africa for cash consideration of ZAR784 million (approximately US$101.4 million), by applying the subscription proceeds received from the Former Xstrata Group and ARM for its ordinary shares. The Initial Preference Shares entitle ARM Coal to participate in 20% of the free cash flow of Xstrata South Africa's existing coal operations, excluding the Goedgevonden project. All dividends received from the Initial Preference Shares flow to ARM via ARM Coal.

- Under the terms of the ARM Option, ARM will subscribe for new participating preference shares ("Further Preference Shares") in the capital of Xstrata South Africa for cash consideration of ZAR400 million (approximately US$51.7 million). The Further Preference Shares carry the same rights and obligations as the Initial Preference Shares save that no vendor facilitation (relating to interest and capital standstill arrangements and the application of the cash upstream principle as more fully described below) was provided by Xstrata South Africa. Accordingly, the Further Preference Shares will entitle ARM to participate in 10% of the free cash flow of Xstrata South Africa's existing coal operations, excluding the Goedgevonden project, and dividends received from the Further Preference Shares will flow directly to ARM.

- For the purposes of this transaction, ZAR4 billion (approximately US$517.2 million) of debt was attributed to Xstrata South Africa's existing coal operations excluding the Goedgevonden project. This debt bears interest at the prime overdraft rate of interest quoted publicly by the Standard Bank of South Africa (the "prime rate") and is to be repaid over a ten-year period following a five-year vendor facilitation period during which no interest will accrue and no principal will be required to be repaid. Xstrata South Africa provided debt funding of ZAR765 million (approximately US$98.9 million) to ARM Coal in order to fund its acquisition of the 51% interest in the Goedgevonden project. This debt bears interest at the prime rate and the repayment period is linked to the underlying cash flows of ARM Coal.

- Furthermore, Xstrata South Africa is obliged to provide the project funding required to bring the Goedgevonden project into commission. The project funding is expected to peak at approximately ZAR2.9 billion (approximately US$375.0 million) and will be repayable over ten years following an eight-year vendor facilitation period. During this eight-year period, no interest will accrue and no principal will be required to be repaid in respect of Xstrata South Africa's portion of the project funding and ARM Coal will be entitled to share in this benefit. The project funding will bear interest at the prime rate.

- In order for ARM to gain immediate access to cash flows, a cash upstream principle is applicable for the first five years following completion of the transaction, whereby 20% of Goedgevonden's operating cash flow will be distributed to the joint venture parties according to their respective interests. The remaining 80% of the operating cash flow will be utilised towards the servicing of the project funding debt. Furthermore, 80% of the operating cash flow received from the Goedgevonden project by ARM Coal will be used to service ARM Coal's debt of ZAR765 million and the remaining 20% will be distributed to the shareholders of ARM Coal.

- Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 on 1 November 2006. The Enlarged Xstrata Group intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$274.2 million).

- On 3 October 2006, Xstrata announced the Rights Issue.

Current trading and prospects

Since 30 June 2006, Xstrata has continued to trade well, with demand for commodities remaining robust. In the wider market, this demand, together with market supply constraints and long lead times to add new market capacity, has supported prices for the Enlarged Xstrata Group's commodities significantly above long-term averages.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Base metals prices rose strongly in the first half of 2006, with copper, zinc and lead prices peaking in May before falling back in June. In mid-September 2006, the prices of these three metals fell back from their recent highs due to concerns over potential softer Chinese demand and the performance of the US economy. However, base metal prices remain significantly above their long-term averages and the assumptions that underpinned the Falconbridge Acquisition.

For copper, supply uncertainty and a strong physical market supported prices. The market was sensitive to supply issues such as industrial unrest in Escondida, a significant copper mine in Chile (which is owned by third parties outside the Enlarged Xstrata Group, including BHP Billiton and Rio Tinto), further boosting the copper price. This dispute has now ended, but the prevailing copper price remains supported by a tight market. In the three months ended 30 September 2006, copper prices consolidated in a range between US$7,000 per tonne and US$8,000 per tonne. Expansionary projects to increase smelter capacity at the Enlarged Xstrata Group's Australian Mount Isa operation are expected to improve refined metal output in the second half of 2006.

Strong global zinc demand growth (approaching 7% in 2006), low zinc stocks on the London Metal Exchange (LME) and a supply deficit have combined to boost the zinc price in the second half of 2006, in addition to the increase in the first half of 2006. This mitigated lower metal production in the Enlarged Xstrata Group's Australian operations in the first half of 2006, and improved concentrator capacity coming on stream in the second half 2006 is expected to improve zinc and lead volumes significantly.

Low LME stocks and surging demand from stainless steel producers have boosted nickel prices to date in 2006. Despite significant gains in the first half of 2006, prices increased further in the third quarter of 2006 and stocks currently remain low. This has facilitated a strong performance by the Nickel Business despite the impact of high fuel costs.

Following an increase of approximately 12% in the aluminium price in the first six months of 2006, the aluminium price has remained flat to date in the second half of 2006, albeit at a relatively high level by historical standards.

For thermal and coking coal, more than 90% of Xstrata's export sales from Australia and South Africa have been priced for the remainder of 2006. Thermal and coking coal prices have remained above historical averages in 2006, although average realised prices are expected to be lower than in 2005. A key driver of earnings for the Coal Business in 2007 will be the settlement of contract prices in Australian thermal and coking coals for the new contract year from 1 April 2007 as well as coal's competitive position in the European energy market. Thermal coal prices relating to this period for contracts settled to date have reflected the continued strong demand, while hard coking coal price negotiations for the new contract year typically will not commence until later in 2006. In Europe, the forward coal prices are currently higher than spot pricing, reflecting a stronger forward electricity and gas market. Production volumes are higher in 2006 due to commencement of projects such as the Rolleston thermal coal project in Queensland, Australia and a second longwall in the Oaky No 1 coking coal operation, although the Company does not expect the Enlarged Xstrata Group's South African operations to increase exports for 2006.

Stronger demand from stainless steel producers in 2006 has supported an increase of 4.75 cents per pound in the ferrochrome price in the third quarter of 2006. The Project Lion ferrochrome smelter complex started production in September 2006, on time and within budget, adding additional, lower cost capacity to the Enlarged Xstrata Group's South African ferrochrome business. Vanadium prices have declined from the peaks seen in 2005, but remain strong and are anticipated to remain significantly above historical levels during 2006.

Results of operations

For the purposes of the this discussion of the Former Xstrata Group's results of operations:

- comparisons of financial information for the six-month period ended 30 June 2006 with that of the six-month period ended 30 June 2005 and comparisons of financial information for the year ended 31 December 2005 with that of the year ended 31 December 2004 are based on historical financial information prepared in accordance with IFRS; and

- comparisons of financial information for the year ended 31 December 2004 with that of the year ended 31 December 2003 are based on historical financial information prepared in accordance with UK GAAP.

UK GAAP differ in certain significant respects from IFRS. See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP".

B. Operating and financial review relating to the Former Xstrata Group (continued)

Profit and loss account items

Revenue

Former Xstrata Group. The primary sources of revenue and the nature of associated costs for the Former Xstrata Group and its businesses are set out under Part IV – "Information on the Former Xstrata Group's Business – Coal Business summary", Part IV – "Information on the Former Xstrata Group's Business – Former Xstrata Group Copper Business summary", Part IV – "Information on the Former Xstrata Group's Business – Former Xstrata Group Zinc Business summary" and Part IV – "Information on the Former Xstrata Group's Business – Alloys Business summary". The relationship that the Former Xstrata Group has with Glencore International is important to the marketing of the Enlarged Xstrata Group's products. See Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship".

The following tables show the Former Xstrata Group's revenues, including share of joint ventures, analysed by major categories of products and services for the periods indicated:

	Audited UK GAAP Year ended 31 December	
	2003	2004
	US$m	
Coal	1,597.6	2,693.4
Copper	555.1	1,598.3
Zinc	760.3	1,165.3
Alloys	543.0	953.0
Other	25.6[1]	55.3[2]
Former Xstrata Group	3,481.6	6,465.3

[1] In 2003, "Other" consisted of the magnesium, forestry and technology businesses.
[2] In 2004, "Other" consisted of the technology and forestry businesses.

	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December
	2004	2005
	US$m	
Coal	2,693.4	3,400.4
Copper	1,598.3	2,007.8
Zinc	1,165.3	1,448.9
Alloys	953.0	1,115.5
Other	55.3[1]	77.2[2]
Former Xstrata Group	6,465.3	8,049.8

[1] In 2004, "Other" consisted of the technology and forestry businesses.
[2] In 2005, "Other" consisted of the technology business.

	Unaudited IFRS Six months ended 30 June	
	2005	2006
	US$m	
Coal	1,645.4	1,692.5
Copper	778.2	1,718.2
Zinc	671.8	1,283.9
Alloys	638.9	432.0
Technology	31.4	51.7
Former Xstrata Group	3,765.7	5,178.3

Coal. The Former Xstrata Group's coal revenues are generated from the sale of thermal, coking and semi-soft coal from the Former Xstrata Group's mining and production facilities in South Africa and Australia. Sales of coal may be made on the spot market, on the basis of supply contracts with negotiated volumes and prices, as well as under annually renewable long-term supply arrangements. The majority of the Former Xstrata Group's sales are to export markets in transactions denominated in US dollars. As a result, the Former Xstrata Group's turnover is impacted by changes in the international spot markets and the relative strength of the US dollar compared to other currencies.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Copper. The Former Xstrata Group's copper revenues are made up of sales of copper concentrates, copper cathode, copper-gold concentrates and gold doré from the Former Xstrata Group's mines, mineral processing plants and projects in Australia and Argentina. Approximately 90% of the concentrates are sold under smelter frame contracts and the remainder are in the spot market and are sales to export markets in transactions denominated in US dollars. Approximately 35% of cathode produced at the copper refinery in Townsville is sold domestically in Australia. The remaining 65% is sold to Glencore via an off-take agreement and exported into the Asian region (see Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore").

Zinc. The Former Xstrata Group's zinc revenues are made up of sales of zinc metal, zinc concentrates, refined lead and silver and by-products such as germanium, cadmium, sulphuric acid and sulphur dioxide from the Former Xstrata Group's operations in Spain, Germany, Australia and the United Kingdom, which include mines, smelters, plants and a refinery. Zinc metal is primarily sold in EU countries in the form of SHG ingots or alloys. Zinc concentrates are sold primarily in Australia, Japan, Korea, China and Europe.

Alloys. The Former Xstrata Group's alloys revenues are made up of sales of chrome and vanadium. The majority of the Former Xstrata Group's chrome products are exported to stainless steel manufacturers in North America, Europe and the Pacific Rim. Vanadium pentoxide is produced in South Africa by the Former Xstrata Group and it is almost exclusively upgraded to ferrovanadium. The Former Xstrata Group's ferrovanadium is exported, with Europe as the largest export market.

Other. In 2003, "Other" consisted of the Former Xstrata Group's forestry, magnesium and technology businesses. The forestry business comprised the management of a plantation of eucalyptus globulus, and the sale of pulplogs under a tolling and marketing agreement. The magnesium business comprised a facility in Anderson, Indiana, to recycle scrap to produce magnesium alloy for the US automobile industry. In April 2003, the Former Xstrata Group sold its magnesium business. In June 2003, the MIM acquisition provided the Former Xstrata Group with, amongst other things, a number of proprietary technologies, which are the main technologies of Xstrata Technology. These operations were included in "Other" for the purposes of the Former Xstrata Group's financial reporting. In January 2005, the Former Xstrata Group sold its forestry business. In August and September 2005, the Former Xstrata Group acquired approximately 19.9% of the then outstanding Falconbridge Shares. As a result, during the year ended 31 December 2005 and the six-month period ended 30 June 2006 "Other" consisted largely of the Former Xstrata Group's Technology business and the Former Xstrata Group's share of results from its interest in Falconbridge.

For the purposes of this discussion, references to revenue for the year ended 31 December 2003 shall be construed as references to turnover, as that term is defined under UK GAAP.

Profit before interest, taxation, depreciation and amortisation

Costs reflected in profit before interest, taxation, depreciation and amortisation include cost of sales of which raw material costs, mining costs and power costs are the most significant components, distribution costs of which rail transport and freight costs are the most significant components, and administrative expenses and other income and expense items. Under UK GAAP, for the years ended 31 December 2004 and 31 December 2003, the Former Xstrata Group's total operating profit is calculated after taking into account exceptional costs relating to impairment of assets and restructuring costs and the Former Xstrata Group's share of total operating profit or loss of joint ventures and associates.

For the purposes of this discussion, references to total operating profit for the years ended 31 December 2004 and 31 December 2003 shall be construed as references to total operating profit, as that term is defined under UK GAAP.

B. Operating and financial review relating to the Former Xstrata Group (continued)

The following tables show the Former Xstrata Group's operating profit, including shares of joint ventures and associates, analysed by major categories of products and services for the periods indicated:

Operating profit	Audited UK GAAP Year ended 31 December	
	2003	2004
	US$m	
Coal	127.6	662.8
Copper	137.7	644.0
Zinc	21.1	69.4
Alloys	54.3	169.4
Other	1.8[1]	14.0[2]
Corporate and unallocated	(54.8)	(78.3)
Former Xstrata Group	287.7	1,481.3

[1] In 2003, "Other" consisted of the magnesium, forestry and technology businesses.
[2] In 2004, "Other" consisted of the technology and forestry businesses.

The following tables show the Former Xstrata Group's profit before interest, taxation, depreciation and amortisation analysed by major categories of products and services for the periods indicated:

Profit before interest, taxation, depreciation and amortisation	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December	Unaudited IFRS Six months ended 30 June	
	2004	2005	2005	2006
		US$m		
Before non-trading items				
Coal	913.7	1,344.1	641.2	581.5
Copper	856.7	1,131.1	409.3	1,184.0
Zinc	145.5	303.1	128.7	433.1
Alloys	203.0	349.9	210.6	98.7
Technology	19.2	13.5	4.5	9.0
Unallocated	(75.0)	(62.0)	(37.6)	(44.1)
Share of result from associates (net of tax, continuing operations)				
Coal	2.3	2.4	1.3	1.2
Copper	0.0	15.9	0.0	0.0
Unallocated	0.0	5.1	0.0	0.0
Segment Profit before interest, taxation, depreciation and amortisation (continuing operations)	**2,065.4**	**3,103.1**	**1,358.0**	**2,263.4**
Non-trading items:				
Alloys	(0.6)	0.0	0.0	0.0
Unallocated	(8.4)	(10.3)	(10.3)	0.0
Profit on sale of investments (continuing operations):				
Copper	10.2	0.0	0.0	0.0
Profit before interest, taxation, depreciation and amortisation (continuing operations):	**2,066.6**	**3,092.8**	**1,347.7**	**2,263.4**
EBITDA (discontinuing operations):				
Forestry	0.1	0.0	0.0	0.0
Non-trading items:				
Profit on sale of discontinuing operations:				
Forestry	0.0	3.7	3.7	0.0
Total	**2,066.7**	**3,096.5**	**1,351.4**	**2,263.4**

B. Operating and financial review relating to the Former Xstrata Group (continued)

Six-month period ended 30 June 2006 compared with six-month period ended 30 June 2005

Revenue

Former Xstrata Group. The Former Xstrata Group's revenue was US$5,178.3 million in the six months ended 30 June 2006, an increase of US$1,412.6 million or 37.5% from US$3,765.7 million in the six months ended 30 June 2005. Sustained stronger commodity prices particularly in exchange traded metals, was the principal reason for the increase.

Coal. Revenue of the Coal Business was US$1,692.5 million in the six months ended 30 June 2006, an increase of US$47.1 million or 2.9% from US$1,645.4 million in the six months ended 30 June 2005. This resulted primarily from increased sales volumes of Australian and Colombian coal, the latter as a result of the Former Xstrata Group's acquisition of 33⅓% of Cerrejón, and signicantly higher prices for Australian coking coal, offset in part by sales volume decreases for South African coal as well as lower average prices realised for thermal coal in the six months ended 30 June 2006 compared with the six months ended 30 June 2005.

Copper. Revenue of the Copper Business was US$1,718.2 million in the six months ended 30 June 2006, an increase of US$940.0 million or 120.8% from US$778.2 million in the six months ended 30 June 2005. The increase was due largely to increased copper prices for the six months ended 30 June 2006 resulting from strong demand growth, low exchange inventories and global supply-side disruptions. Sales were also positively impacted, although to a much lesser extent, by higher gold prices and increased sales volumes for both copper and gold.

Zinc. Revenue of the Zinc Business was US$1,283.9 million in the six months ended 30 June 2006, an increase of US$612.1 million or 91.1% from US$671.8 million in the six months ended 30 June 2005. The entire increase for the six months ended 30 June 2006 was due to increased prices for zinc, lead and silver in 2006. Increased global demand for zinc, fuelled in part by demand for steel for Chinese construction and infrastructure projects, combined with global capacity increasing at a slower rate than demand, resulted in higher average prices for zinc products in the six months ended 30 June 2006. The increase was partially offset by a shortfall in metal production in the Australian zinc-lead operations due to lower grade ore and lower recoveries.

Alloys. Revenue of the Alloys Business was US$432.0 million in the six months ended 30 June 2006, a decrease of US$206.9 million or 32.4% from US$638.9 million in the six months ended 30 June 2005. The decrease resulted from a substantial decline in the price for ferrovanadium in the six months ended 30 June 2006 compared to the six months ended 30 June 2005 as well as a decrease of lesser magnitude in the price of ferrochrome during the same period. Primary stainless steel production was lower in the six months ended 30 June 2006 and this, combined with higher ferrochrome production from China and Russia, led to an increase in ferrochrome stocks by 31 December 2005. Because of the continued appreciation of the Rand and the soft market conditions for ferrochrome, South African producers announced cutbacks in production in the second half of 2005. Although vanadium demand remained strong, increased supplies from Chinese steel and vanadium producers resulted in a price decline during the six months ended 30 June 2006 to approximately US$41 per kilogramme from the record levels experienced in the six months ended 30 June 2005 of US$88 per kilogramme. Sales volumes were also lower in the six months ended 30 June 2006, but the principal effects were reflected in the price changes.

Technology. Revenue from Xstrata Technology was US$51.7 million in the six months ended 30 June 2006, an increase of US$20.3 million or 64.6% from US$31.4 million in the six months ended 30 June 2005. This increase was due primarily to a number of new contracts entered into in the six months ended 30 June 2006, reflecting the high level of activity within the metals and mining sector.

Profit before interest, taxation, depreciation and amortisation ("EBITDA")

Former Xstrata Group. The Former Xstrata Group's EBITDA from continuing operations increased by US$915.7 million or 67.9% to US$2,263.4 million in the six months ended 30 June 2006 from US$1,347.7 million in the six months ended 30 June 2005. This was due to higher realised sales prices, stronger volumes and the positive impact of a stronger US dollar against local currencies. Consistent with the trend across the mining industry, the increase was partially offset by increased cost pressures.

Coal. The Coal Business's EBITDA decreased by US$59.7 million or 9.3% to US$581.5 million in the six months ended 30 June 2006 from US$641.2 million in the six months ended 30 June 2005. A positive result in Australian coking coal for the six months ended 30 June 2006 compared with the prior year was more than offset by decreased profitability in the

B. Operating and financial review relating to the Former Xstrata Group (continued)

Former Xstrata Group's thermal coal operations. Coking coal sales volumes increased mainly due to increased production at Oaky No. 1 following the commencement of a second longwall unit in December 2005. This led to a reduction in the proportion of higher cost production from the Oaky Creek open cut operation, benefiting unit costs. In addition, mining commenced at the lower cost Wollombi deposit at Newlands late in the six months ended 30 June 2006. These positive developments were offset in part by increased prices for mining inputs, including fuel, steel and explosives. Although production of Australian thermal coal increased in the six months ended 30 June 2006, the positive effects of increased sales volume were more than offset by the negative effect of lower prices for the product as well as higher costs. The result for South African thermal coal was negatively impacted by higher unit costs, lower export volumes and slightly lower prices in the six months ended 30 June 2006 compared with the six months ended 30 June 2005. The results of the Coal Business were positively affected in 2006 by the acquisition of the Former Xstrata Group's interest in Cerrejón, which contributed EBIT of US$28.1 million in the six months ended 30 June 2006.

Copper. The Copper Business's EBITDA increased by US$774.7 million or 189.3% to US$1,184.0 million in the six months ended 30 June 2006 from US$409.3 million in the six months ended 30 June 2005. In the Former Xstrata Group's Australian copper operations, strong copper and gold prices as well as a weaker Australian dollar and increased copper production and sales volumes had a positive effect in 2006. These benefits were marginally offset by slightly higher costs in the six months ended 30 June 2006. The South American copper operations benefited in the six months ended 30 June 2006 from higher sales prices as well as increased sales volumes compared with the six months ended 30 June 2005.

Zinc. The Zinc Business's EBITDA increased by US$304.4 million or 236.5% to US$433.1 million in the six months ended 30 June 2006 from US$128.7 million in the six months ended 30 June 2005. The results for the Former Xstrata Group's Australian zinc-lead operations were positively affected by significant price increases for zinc, lead and silver during the six months ended 30 June 2006 compared with the six months ended 30 June 2005. This positive affect was partially offset by a shortfall in metal production (and consequently lower sales volume) due to lower grade ore and lower recoveries. The increase experienced by the Former Xstrata Group's European zinc lead operations in the six months ended 30 June 2006 was primarily as a result of higher metal prices.

Alloys. The Alloys Business's EBITDA decreased by US$111.9 million or 53.1% to US$98.7 million in the six months ended 30 June 2006 from US$210.6 million in the six months ended 30 June 2005. Earnings for the Alloys Business for the six months ended 30 June 2006 were negatively impacted by lower sales prices as well as lower sales volumes compared with the six months ended 30 June 2005, driven primarily by lower global demand for ferrochrome. Although demand for vanadium remained relatively strong in the six months ended 30 June 2006, prices retreated from their historical highs in the six months ended 30 June 2005. The business also experienced increases in costs consistent with the mining sector generally.

Other. EBITDA of the Former Xstrata Group's technology business increased by US$4.5 million or 100.0% to US$9.0 million in the six months ended 30 June 2006 from US$4.5 million in the six months ended 30 June 2005. The results for the technology business were positively impacted by increased volumes of work, due to the relatively strong recent activity levels in the mining sector.

Other pre-tax items

The Former Xstrata Group's depreciation and amortisation and asset impairments increased for the six months ended 30 June 2006 compared with the six months ended 30 June 2005 to US$316.0 million in the six months ended 30 June 2006 from US$283.8 million in the six months ended 30 June 2005. The Former Xstrata Group recognised net interest expense of US$67.4 million for the six months ended 30 June 2006 after recognising US$4.4 million in net interest income for the six months ended 30 June 2005. The change was due primarily to increased borrowings to help fund acquisitions made by the Former Xstrata Group in the first half of 2006 and reduced net recycled foreign currency gains from the foreign currency translation reserve.

Income tax expense

Income tax expense increased to US$491.6 million in the six months ended 30 June 2006 from US$207.8 million in the six months ended 30 June 2005, mainly due to increased earnings.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Profit for the six months

In the six months ended 30 June 2006, the Former Xstrata Group recorded profit for the six months of US$1,388.4 million, an increase of US$524.2 million as compared to profit for the six months ended 30 June 2005 of US$864.2 million. Minority interests of US$255.6 million recorded in the six months ended 30 June 2006 related to other shareholders of entities in which the Former Xstrata Group had an interest. As a result, profit for the period attributable to equity holdings of the Former Xstrata Group increased to US$1,132.8 million for the six months ended 30 June 2006, an increase of US$335.7 million or 42.1% from US$797.1 million for the six months ended 30 June 2005. Minority interests' share of the profits for the six months ended 30 June 2006 increased to US$255.6 million, an increase of US$188.5 million or 280.9% from US$67.1 million for the six months ended 30 June 2005.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Year ended 31 December 2005 compared with year ended 31 December 2004

Revenue

Former Xstrata Group. The Former Xstrata Group's revenue was US$8,049.8 million in the year ended 31 December 2005, an increase of US$1,587.4 million or 24.6% from US$6,462.4 million in the year ended 31 December 2004. The slight difference in the sum of the revenue figures for the Former Xstrata Group's business segments for the year ended 31 December 2004 from that of the Former Xstrata Group overall is due to the recognition of US$2.9 million in revenues from the Former Xstrata Group's forestry business, a discontinued operation, in 2004.

Coal. Revenue of the Coal Business was US$3,400.4 million in the year ended 31 December 2005, an increase of US$707 million or 26.2% from US$2,693.4 million in the year ended 31 December 2004. This increase was primarily due to higher sales prices and, to a lesser extent, higher sales volumes.

Copper. Revenue of the Copper Business was US$2,007.8 million in the year ended 31 December 2005, an increase of US$409.5 million or 25.6% from US$1,598.3 million in the year ended 31 December 2004. This increase was due to significantly higher sales prices for copper and gold, which more than offset reduced sales volumes of gold due to the effects of lower grade ores recovered.

Zinc. Revenue of the Zinc Business was US$1,448.9 million in the year ended 31 December 2005, an increase of US$283.6 million or 24.3% from US$1,165.3 million in the year ended 31 December 2004. This increase was primarily due to higher sales prices and sales volumes.

Alloys. Revenue of the Alloys Business was US$1,115.5 million in the year ended 31 December 2005, an increase of US$162.5 million or 17.0% from US$953 million in the year ended 31 December 2004. An increase of US$184.3 million in vanadium revenues more than offset a decrease of US$21.8 million in revenues from the Chrome Business in 2005. The increase was primarily driven by higher prices for both chrome and vanadium due to lower chrome sales volumes as well as the agreed reduction in the Former Xstrata Group's participation interest in the Xstrata-Merafe PSV chrome venture.

Other. Revenue from Xstrata Technology was US$77.2 million in the year ended 31 December 2005, an increase of US$24.8 million or 47.3% from US$52.4 million in the year ended 31 December 2004. This increase was due to continued strong demand for Xstrata Technology products in light of the buoyant market for metals and mining products. Revenue in the year ended 31 December 2004 also included US$2.9 million in sales from the Former Xstrata Group's forestry business.

Profit before interest, taxation, depreciation and amortisation ("EBITDA")

Former Xstrata Group. The Former Xstrata Group's EBITDA from continuing operations increased by US$1,026.2 million or 49.7% to US$3,092.8 million in the year ended 31 December 2005 from US$2,066.6 million in the year ended 31 December 2004. This increase was principally attributable to higher sales prices for the Former Xstrata Group's products, which was in part offset by the increase in costs associated with the weakening of the US dollar against the Australian dollar and the South African Rand. The difference between the Former Xstrata Group's overall profit before interest, taxation, depreciation and amortisation and the sum of those of the Former Xstrata Group's business segments is due to profit arising from the Former Xstrata Group's share of results from associates, net of tax, in certain business segments and profit before interest, taxation, depreciation and amortisation generated in discontinued operations as well as unallocated costs. For details of this and other information regarding the Former Xstrata Group's results by business segment, see Note 10 of the notes to the Former Xstrata Group's consolidated financial statements in the Xstrata Annual Report and Accounts 2005.

Coal. The Coal Business's EBITDA (excluding the share of results from associates) increased by US$430.4 million or 47.1% to US$1,344.1 million in the year ended 31 December 2005 from US$913.7 million in the year ended 31 December 2004. The overall increase was attributable to higher coal prices. This was in part offset by the strengthening of local currencies against the US dollar as well as reduced currency hedging gains and increased royalties and mining input costs, which more than offset productivity improvements. In addition, severe congestion at the Dalrymple Bay Coal Terminal also had a negative effect on profitability for the Coal Business as it led to a significant increase in demurrage charges for using this port from US$1.47 per tonne in 2004 to US$3.54 per tonne in 2005, prompting Oaky Creek to ship larger quantities of coal through Gladstone at a higher transportation charge.

Copper. The Copper Business's EBITDA (excluding the share of results from associates) increased by US$274.4 million or 32.0% to US$1,131.1 million in the year ended 31 December 2005 from US$856.7 million in the year ended

B. Operating and financial review relating to the Former Xstrata Group (continued)

31 December 2004. This reflected significantly higher sales prices, offset in part by lower concentrate sales and reduced gold production from lower grade gold ores in South America.

Zinc. The Zinc Business's EBITDA (excluding the share of results from associates) increased by US$157.6 million or 108.3% to US$303.1 million in the year ended 31 December 2005 from US$145.5 million in the year ended 31 December 2004. The increase was primarily attributable to higher sales prices and sales volumes as well as an improvement in unit costs as a consequence of increased ore production in the mines, improved capacity utilisation at the concentrator plant, operational improvements and the business's continued focus on containing operating costs, which more than offset the negative effect of the strengthening of local currencies against the US dollar in 2005.

Alloys. The Alloys Business's EBITDA increased by US$147.5 million or 72.9% to US$349.9 million in the year ended 31 December 2005 from US$202.4 million (being EBITDA before non-trading items of US$203.0 million offset by a non-trading loss in the Alloys Business of US$0.6 million) in the year ended 31 December 2004. The increased revenue from increased prices was offset, in part, by decreased sales volumes overall in 2005. Although Former Xstrata Group vanadium pentoxide volumes were lower for the year ended 31 December 2005 than for the year ended 31 December 2004 as a result of the Vantech closure, the Former Xstrata Group maximised production of vanadium pentoxide at the expense of efficiency to capitalise on favourable market conditions and maximise contribution margins for the year ended 31 December 2005.

Other. EBITDA of the Former Xstrata Group's other businesses (principally the Xstrata Technology business) decreased to US$13.5 million in the year ended 31 December 2005 from US$19.2 million in the year ended 31 December 2004, mainly as a result of the timing of a number of large contracts for Xstrata Technology which were recognised in 2004. Unallocated costs (including non-trading items) decreased from US$83.4 million for the year ended 31 December 2004 to US$72.3 million for the year ended 31 December 2005.

Share of results from associates. The Former Xstrata Group's share of results from associates increased from US$2.3 million in 2004 to US$23.4 million in 2005, due primarily to the US$21.0 million recognised in 2005 in respect of it's then current investment in Falconbridge.

Other pre-tax items

The Former Xstrata Group's depreciation and amortisation and asset impairments stayed relatively constant from 2004 to 2005, increasing to US$583.6 million in the year ended 31 December 2005 from US$567.6 million in the year ended 31 December 2004, primarily due to a slight increase in depreciation and amortisation in the Former Xstrata Group's coal business segment due to higher sales volumes. The Former Xstrata Group recognised net interest expense of US$47.3 million for the year ended 31 December 2005, a decrease of 18.3% after recognising US$57.9 million in net interest expense for the year ended 31 December 2004. This difference was due largely to higher interest charges relating to the financing of the Former Xstrata Group's then current stake in Falconbridge and reduced net recycled foreign currency gains from the foreign currency translation reserve, which were more than offset by reduced loan facility write offs and higher average returns on the Former Xstrata Group's cash balances in 2005.

Income tax expense

Income tax expense increased to US$542.7 million in the year ended 31 December 2005 from US$213.7 million in the year ended 31 December 2004. This increase was primarily due to increased earnings and the recognition in the year ended 31 December 2004 of a US$49.6 million benefit from previously unrecognised tax losses and the one time benefit of a deferred tax adjustment of US$48.1 million as a result of certain entities entering into the Australian tax consolidation regime in the year ended 31 December 2004. The 2005 taxation charge was partially reduced by a 1% decrease in corporate tax rates in South Africa in 2005 of US$21.5 million as well as the recognition of research and development allowances in Australia.

Profit for the year

In the year ended 31 December 2005, the Former Xstrata Group recorded profit for the year of US$1,922.9 million, an increase of US$697.6 million or 56.9% as compared to profit for the year ended 31 December 2004 of US$1,225.3 million. Minority interests of US$216.5 million recorded in the year ended 31 December 2005 related to other shareholders of entities in which the Former Xstrata Group had an interest. As a result, profit for the period attributable to equity holdings of the Former Xstrata Group increased to US$1,706.4 million for the year ended 31 December 2005, an increase of US$639.3 million or 59.9% from US$1,067.1 million for the year ended 31 December 2004. Minority interests' share of the profits for the year ended 31 December 2005 increased by 36.9% to US$216.5 million compared with the year ended 31 December 2004.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Year ended 31 December 2004 compared with year ended 31 December 2003

Turnover

Former Xstrata Group. The Former Xstrata Group's turnover was US$6,465.3 million in the year ended 31 December 2004, an increase of US$2,983.7 million or 85.7% from US$3,481.6 million in the year ended 31 December 2003. Although turnover in each of the Former Xstrata Group's businesses increased in the year ended 31 December 2004, the most significant contribution to the increase in the Former Xstrata Group's overall turnover came from the Coal Business and the Copper Business.

The year on year comparison of turnover in the year ended 31 December 2004 and the year ended 31 December 2003 is impacted significantly by the full-year effect in the year ended 31 December 2004 for the first time of the acquisition of MIM by the Former Xstrata Group in June 2003 and higher average commodity prices.

Coal. Turnover of the Coal Business was US$2,693.4 million in the year ended 31 December 2004, an increase of US$1,095.8 million or 68.6% from US$1,597.6 million in the year ended 31 December 2003. This increase was primarily due to higher coal prices and increased sales volumes in the year ended 31 December 2004, due to the full-year effect of the MIM acquisition in 2003.

Copper. Turnover of the Copper Business was US$1,598.3 million in the year ended 31 December 2004, an increase of US$1,043.2 million or 187.9% from US$555.1 million in the year ended 31 December 2003. The increase was due primarily to increased prices for copper products in the year ended 31 December 2004 and the full year effect of the MIM acquisition in 2003.

Zinc. Turnover of the Zinc Business was US$1,165.3 million in the year ended 31 December 2004, an increase of US$405.0 million or 53.3% from US$760.3 million in the year ended 31 December 2003. As in the case of the Former Xstrata Group's Coal and Copper Businesses, this increase was primarily due to increased market prices for zinc and lead and increased sales volumes resulting from the full year effect of the MIM acquisition in 2003.

Alloys. Turnover in the Alloys Business was US$953.0 million in the year ended 31 December 2004, an increase of US$410.0 million or 75.5% from US$543.0 million in the year ended 31 December 2003. This increase was primarily due to higher sales prices for the Former Xstrata Group's products.

Other. The Other business's turnover increased by US$29.7 million to US$55.3 million in the year ended 31 December 2004 from US$25.6 million in the year ended 31 December 2003, primarily as a result of a number of highly profitable contracts of Xstrata Technology accounted for in the year ended 31 December 2004, involving proprietary technologies acquired as part of the MIM acquisition in 2003.

Total operating profit

Former Xstrata Group. The Former Xstrata Group's total operating profit increased by US$1,193.6 or 414.9% over the prior year's result to US$1,481.3 million in the year ended 31 December 2004 from US$287.7 million in the year ended 31 December 2003. The overall increase was attributable to higher prices for the Former Xstrata Group's products and the full year effect of the MIM acquisition in June 2003. This increase was partly offset by the increased cost associated with the weakening of the US dollar against local currencies and inflationary impacts on the Former Xstrata Group's cost base.

Coal. The Coal Business's total operating profit increased by US$535.2 million or 419.4% over the prior year's result to US$662.8 million in the year ended 31 December 2004 from US$127.6 million in the year ended 31 December 2003. The overall increase was attributable to higher coal prices in 2004, productivity improvements and the full year effect of the MIM acquisition in 2003. This was in part offset by the strengthening of the Australian dollar and the South African Rand against the US dollar.

Copper. The Copper Business's total operating profit increased by US$506.3 million or 367.7% over the prior year's result to US$644.0 million in the year ended 31 December 2004 from US$137.7 million in the year ended 31 December 2003. The increase was due principally to higher prices, the full year effect of the MIM acquisition in 2003 and productivity improvements in the year ended 31 December 2004.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Zinc. The Zinc Business's total operating profit increased by US$48.3 million or 228.9% over the prior year's result to US$69.4 million in the year ended 31 December 2004 from US$21.1 million in the year ended 31 December 2003. The overall increase was primarily attributable to higher prices for both lead and zinc in 2004, the full year effect of the MIM acquisition in 2003 and productivity improvements. This was in part offset by the weaker US dollar against the Euro, Australian dollar and pound sterling in 2004.

Alloys. The Alloys Business's total operating profit increased by US$115.1 million or 212.0% over the prior year's result to US$169.4 million in the year ended 31 December 2004 from US$54.3 million in the year ended 31 December 2003. The increase was due primarily to higher sales prices, offset in part by increased production costs, negative foreign exchange movements and closure costs of Windimurra and Vantech.

Other. The Other business's total operating profit increased by US$12.2 million to US$14.0 million in the year ended 31 December 2004 from US$1.8 million in the year ended 31 December 2003, primarily as a result of a number of highly profitable contracts of Xstrata Technology accounted for in the year ended 31 December 2004, involving proprietary technologies acquired as part of the MIM acquisition in 2003.

Other pre-tax items

The increase of US$48.9 million in net interest expense to US$126.6 million in the year ended 31 December 2004 from US$77.7 million in the year ended 31 December 2003 was due to higher average borrowings in the year ended 31 December 2004 as a result of the MIM acquisition in 2003.

Attributable profit

In the year ended 31 December 2004, the Former Xstrata Group recorded attributable profit for the financial year of US$1,052.9 million, compared to profit for the year ended 31 December 2003 of US$277.0 million. Minority interests' share of the profits for the financial year increased from US$30.8 million in the year ended 31 December 2003 to US$139.1 million in the year ended 31 December 2004 mainly due to the full year effect of the MIM acquisition. Tax on profit on ordinary activities increased to US$177.1 million in the year ended 31 December 2004 from US$46.5 million in the year ended 31 December 2003 due to increased earnings offset in part by increased amounts recognised for previously unrecognised tax losses and the one time benefit of certain entities entering into the Australian tax consolidation regime in 2003.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Liquidity and capital resources

The Company has launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition. The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £54 million (approximately US$102 million), are expected to be approximately £2.9 billion (approximately US$5.5 billion). The Company intends to apply the net proceeds of the Rights Issue towards repayment of the principal and interest that is currently outstanding under the fully drawn US$7.0 billion Equity Bridge Facility.

The following table sets forth the Former Xstrata Group's net cash inflow from operating activities and its cash flows for the periods indicated:

	Audited UK GAAP Year ended 31 December	
	2003	2004
	US$m	
Net cash inflow from operating activities	593.4	1,747.9
Net cash inflow/(outflow) before financing	(1,710.8)	1,050.6
Net cash inflow/(outflow) from financing activities	1,865.6	(827.6)
Net increase/(decrease) in cash and cash equivalents	154.8	223.0

	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December
	2004	2005
	US$m	
Net cash flow from operating activities	1,638.2	2,324.9
Net cash flow from/(used in) investing activities	(423.8)	(2,363.2)
Net cash flow from/(used in) financing activities	(1,009.1)	122.0
Net increase/(decrease) in cash and cash equivalents	205.3	83.7

	Unaudited IFRS Six months ended 30 June	
	2005	2006
	US$m	
Net cash flow from operating activities	848.1	1,479.2
Net cash flow from/(used in) investing activities	(340.2)	(2,858.3)
Net cash flow from/(used in) financing activities	(737.0)	1,791.2
Net increase/(decrease) in cash and cash equivalents	(229.1)	412.1

Cash flow

From the six months ended 30 June 2005 to the six months ended 30 June 2006, the Former Xstrata Group's net cash inflow from operating activities increased by US$631.1 million from US$848.1 million in the six months ended 30 June 2005 to US$1,479.2 million in the six months ended 30 June 2006 due mainly to increased profitability in the six months ended 30 June 2006, offset in part by increases in working capital requirements and income tax payments. The Former Xstrata Group's net cash outflow from investing activities increased by US$2,518.1 million, from US$340.2 million for the six months ended 30 June 2005 to US$2,858.3 million for the six months ended 30 June 2006 due mainly to the acquisition of the Former Xstrata Group's interest in Cerrejón, its acquisition of Tintaya and increased sustaining and expansionary capital expenditure in the six months ended 30 June 2006. The Former Xstrata Group's net cash flow from financing activities increased by US$2,528.2 million from a net cash outflow of US$737.0 million in the six months ended 30 June 2005 to a net cash inflow of US$1,791.2 million in the six months ended 30 June 2006 due mainly to the financing arrangements for the acquisitions of the Cerrejón Business and Tintaya.

From the year ended 31 December 2004 to the year ended 31 December 2005, the Former Xstrata Group's net cash inflow from operating activities increased by US$686.7 million from US$1,638.2 million in the year ended 31 December 2004 to US$2,324.9 million in the year ended 31 December 2005 due mainly to increased profitability in the year ended 31 December 2005, offset in part by increases in working capital requirements and income tax payments. The Former Xstrata Group's net cash outflow from investing activities increased by US$1,939.4 million, from US$423.8 million for the year ended 31 December 2004 to US$2,363.2 million for the year ended 31 December 2005 due mainly to the acquisition of the Former Xstrata Group's interest in the share capital of Falconbridge, its acquisition of the African Carbon

B. *Operating and financial* review relating to the Former Xstrata Group (continued)

group and increased sustaining and expansionary capital expenditure in the year ended 31 December 2005. The Former Xstrata Group's net cash flow from financing activities increased by US$1,131.1 million from a net cash outflow of US$1,009.1 million in the year ended 31 December 2004 to a net cash inflow of US$122.0 million in the year ended 31 December 2005 due mainly to the financing arrangements for the acquisition of the Former Xstrata Group's interest in the share capital of Falconbridge and lower net repayments of interest bearing loans and borrowings, partially offset by increased purchases of own shares and dividend payments in the year ended 31 December 2005.

From the year ended 31 December 2003 to the year ended 31 December 2004, the Former Xstrata Group's net cash inflow from operating activities increased by US$1,154.5 million from US$593.4 million in the year ended 31 December 2003 to US$1,747.9 million in the year ended 31 December 2004 and the Former Xstrata Group's net cash inflow/(outflow) before financing increased by US$2,761.4 million from a net cash outflow of US$1,710.8 million in the year ended 31 December 2003 to a net cash inflow of US$1,050.6 million in the year ended 31 December 2004 due mainly to the full year effect of the MIM acquisition in 2003 and the Former Xstrata Group's increased profitability in the year ended 31 December 2004. The Former Xstrata Group's net cash inflow/(outflow) from financing activities decreased by US$2,693.2 million from an a net cash inflow of US$1,865.6 million in the year ended 31 December 2003 to an a net cash outflow of US$827.6 million in the year ended 31 December 2004 due mainly to the financing of the MIM acquisition in 2003 and increased net repayments of long term loans in the year ended 31 December 2004.

Liquidity reserves

Interest-bearing borrowings

The Former Xstrata Group's unaudited interest-bearing borrowings (calculated in accordance with IFRS) as of 31 December 2005 are set forth below:

	Due within one year	Due after one year US$m	Total[1]
Bank loans	712.1	974.3	1,686.4
Bank overdrafts	2.7	–	2.7
Capital market notes	14.3	216.7	276.0
Other loans	0.3	1.2	1.5
Convertible borrowings	–	858.3	858.3
Equity minority interest loans	–	81.5	81.5
Total	729.4	2,177.0	2,906.4

[1] The analysis above excludes Finance Lease and Hire Purchase creditors of US$228.8 million as of 31 December 2005.

The Former Xstrata Group's unaudited interest-bearing borrowings (calculated in accordance with IFRS) as of 30 June 2006 are set forth below:

	Due within one year	Due after one year US$m	Total[1]
Bank loans	1,190.1	288.9	1,479.0
Bank overdrafts	24.8	–	24.8
Capital market notes	14.0	259.3	273.3
Other loans	0.1	1.3	1.4
Convertible borrowings	–	530.5	530.5
Equity minority interest loans	–	81.3	81.3
Total	1,229.0	1,161.3	2,390.3

[1] The above analysis excludes Finance Lease and Hire Purchase creditors of US$223.7 million as of 30 June 2006.

In connection with the Falconbridge Acquisition, the Enlarged Xstrata Group's indebtedness increased significantly since 30 June 2006. For details of the unaudited consolidated indebtedness of the Enlarged Xstrata Group at 31 August 2006, see paragraph 4 of Part VIII – "Additional Information – Capitalisation and indebtedness".

B. Operating and financial review relating to the Former Xstrata Group (continued)

Bank loans

In connection with the Falconbridge Acquisition, Xstrata entered into the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement for the purposes of meeting the financing requirements of the Falconbridge Offer and to act as the Enlarged Xstrata Group's principal bank facilities following the Falconbridge Acquisition.

The Acquisition Facilities Agreement provides Xstrata with facilities which consist of: (i) a 36-month term loan facility for US$3,353 million; (ii) a 60-month-and-one-day term loan facility for US$1,117 million; (iii) a 60-month revolving loan facility for US$3,353 million; and (iv) a 364-day term loan facility for US$1,677 million with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days. Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the relevant margins which are initially between 0.50% per annum and 0.70% per annum as described in paragraph 22.9.7 of Part VIII – "Additional Information – Material contracts".

The unused balance of approximately US$1,278 million at 30 September 2006 under the 60-month revolving loan facility for US$3,353 million provides the Enlarged Xstrata Group with its principal liquidity requirements, together with approximately US$150 million of working capital facilities available to operating subsidiaries of the Enlarged Xstrata Group.

The Debt Bridge Facility Agreement provides the Enlarged Xstrata Group with a facility which consists of a six-month term loan facility for US$2,500 million with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days. Interest is payable on the loans at a rate which is the aggregate of: (i) LIBOR, (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers), and (iii) the relevant margin, which is initially 0.40% per annum.

The Equity Bridge Facility Agreement provides the Enlarged Xstrata Group with a term loan facility for US$7.0 billion due on the earlier of: (i) six months after initial utilisation; and (ii) 15 May 2007. Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which is initially 0.40% per annum.

The Acquisition Facilities Agreement and the Debt Bridge Facility Agreement include financial covenants that require Xstrata to procure that certain financial ratios are maintained.

Pursuant to these covenants, which are calculated in accordance with IFRS, Xstrata must ensure that:

(a) its consolidated borrowings do not exceed 50% of its total capitalisation;

(b) the ratio of its consolidated borrowings to EBITDA does not exceed 3.00:1.00 for (i) any financial year or (ii) any 12 month period constituting the second six months of one financial year and the first six months of the next; and

(c) the ratio of its EBITDA to interest expense does not fall below 5.00:1.00 for (i) any financial year or (ii) any 12 month period constituting the second six months of one financial year and the first six months of the next.

Xstrata has complied with these covenants since the execution of the First Facilities Agreement on 28 May 2004.

As at 31 August 2006:

- US$8.5 billion in aggregate had been drawn under the Acquisition Facilities for the purposes of: (i) satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer; and (ii) the refinancing of the First Facility (described in paragraph 22.32 of Part VIII – "Additional Information – Material contracts") and the Cerrejón Bridge Facility (described in paragraph 22.13 of Part VIII – "Additional Information – Material contracts"); and

- each of the US$2.5 billion Debt Bridge Facility and the US$7.0 billion Equity Bridge Facility had been fully drawn for the purposes of satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer.

B. Operating and financial review relating to the Former Xstrata Group (continued)

The Falconbridge Group's committed bank facilities totalled US$780 million at 30 June 2006 and were essentially undrawn. As at 26 September 2006, approximately US$204 million of these committed bank facilities were drawn. Following the change of control of Falconbridge as a result of the Falconbridge Acquisition, these facilities are due to expire on 14 November 2006. Falconbridge, however, is seeking to extend US$680 million of these facilities for 12 months.

The Company has launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition. The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £54 million (approximately US$102 million), are expected to be approximately £2.9 billion (approximately US$5.5 billion). The Company intends to apply the net proceeds of the Rights Issue towards repayment of amounts outstanding under the Equity Bridge Facility Agreement.

The Company is also considering alternatives for refinancing the outstanding debt under the Equity Bridge Facility not refinanced with the net proceeds of the Rights Issue and under the Debt Bridge Facility. It intends to refinance this outstanding debt and, depending on market conditions and other factors, it may do so in whole or in part by issuing debt securities. The Company may pursue one or more of such alternatives at any time that it judges market conditions and other factors to be favourable.

See paragraph 22.9 of Part VIII –"Additional Information – Material contracts" for further information regarding the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement.

Other bank loans

Bank loans also include ZAR denominated borrowing which is subject to floating interest rates based on the Johannesburg inter-bank acceptance rate (JIBAR). US$7.4 million was used to fund capital expenditure at the Richards Bay Coal Terminal with half-yearly loan repayments commencing in January 2005 and ending in January 2010. The average floating rate of interest payable was 8.7% per annum at 31 December 2005.

Bank overdrafts

Bank overdrafts are unsecured and subject to local prime floating interest rates in which they have been drawn down, mainly in South Africa.

Capital market notes

As at 31 December 2005, the Former Xstrata Group had guaranteed unsecured private placements in the United States as follows:

(a) US$9.3 million of senior notes due in yearly instalments, with an effective interest rate of 3.22% maturing in December 2006;

(b) US$159.1 million of series A senior unsecured notes, with an effective interest rate of 5.9% maturing and due in June 2008;

(c) US$53.7 million series B unsecured notes due in yearly instalments from June 2008, with an effective interest rate of 6.75% maturing in June 2011; and

(d) US$53.9 million series B senior unsecured notes, with an effective interest rate of 7% maturing and due in June 2011.

US$64.9 million of Australian dollar denominated bonds matured in February 2005. There was a cross currency swap of this amount into US$43.0 million. Interest was based on BBSW (being the Australian Financial Markets Association's bank-bill swap reference rate) plus 1.9%, payable quarterly.

These notes and bonds have been designated as a hedge of the net investments in the South Americas by Australian subsidiaries and are being used to reduce the exposure to foreign exchange risk. Gains and losses on retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investment in the subsidiaries.

Other loans

As at 31 December 2005, of a loan of EUR1.3 million, which was received from the Ministry of Industry & Energy and the Cantabria Government in Spain for San Juan de Nieva zinc smelter expansion projects, EUR0.5 million is subject to a fixed interest rate of 5.0% per annum and the balance of EUR0.8 million is interest free.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Convertible borrowings

2010 Convertible Bonds

On 15 August 2003, Xstrata Capital issued US$600 million of guaranteed convertible bonds due 15 August 2010, convertible, at any time after 26 September 2005, at the option of the holder into 3.95% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2010 Convertible Bonds are guaranteed by Xstrata and were issued at par and bear a coupon of 3.95% per annum. The initial exchange price was £6.10 and an adjustment to the exchange price as a result of the Rights Issue will be announced in accordance with the terms of the 2010 Convertible Bonds. If not previously converted or redeemed, the 2010 Convertible Bonds will be redeemed at par on 15 August 2010. Prior to 15 August 2010, Xstrata Capital may, in certain circumstances, on giving notice, redeem all but not some of the 2010 Convertible Bonds then outstanding at their principal amount plus unpaid accrued interest (if any). The issue costs for the 2010 Convertible Bonds were US$7.7 million. In August 2003, the 2010 Convertible Bonds were admitted, and continue to be admitted, to the Official List and to trading on the London Stock Exchange's market for listed securities. As at 2 October 2006 (being the latest practicable date prior to the publication of this document) approximately 35.74%, or US$214,419,000 million, of the 2010 Convertible Bonds remained in issue unconverted.

2017 Convertible Debenture

On 6 September 2005, Xstrata Capital issued a US$375 million guaranteed convertible debenture, due 14 August 2017, to Brascade Corporation, convertible, at any time after 14 August 2006, at the option of the holder into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The Convertible Debenture is guaranteed by Xstrata and was issued at par, with a coupon of 4.00% per annum. The initial exchange price was £17.1315 and an adjustment to the exchange price as a result of the Rights Issue is expected to be made in accordance with the terms of the 2017 Convertible Debenture. Unless previously converted, redeemed or cancelled, the 2017 Convertible Debenture is redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest (if any). At any time after 14 August 2010, Xstrata Capital is entitled, on giving notice, to redeem the 2017 Convertible Debenture at its principal amount plus unpaid accrued interest (if any). In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document the 2017 Convertible Bonds in consideration for the cancellation of the 2017 Convertible Debenture, the waiver of all rights of the holder of the 2017 Convertible Debenture (Trilon International Inc. ("Trilon"), which is a subsidiary of Brookfield Asset Management Inc., a company formerly known as Brascan Corporation ("Brookfield")), under the 2017 Convertible Debenture and the related deed poll and the release of Xstrata Capital and Xstrata from each of their respective obligations under the 2017 Convertible Debenture and the related deed poll.

2017 Convertible Bonds

In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document US$375 million of guaranteed convertible bonds, due 14 August 2017, to Trilon, convertible, at any time after their issue, at the option of the holder into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are expected to be exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Bonds are expected to be guaranteed by Xstrata with a coupon of 4.00% per annum. The initial exchange price is expected to be £17.1315. Such exchange price is expected to be adjusted immediately following the issue of the 2017 Convertible Bonds as a result of the Rights Issue. Unless previously redeemed or converted or purchased and in each case cancelled, it is expected that the terms of the 2017 Convertible Bonds will provide that the 2017 Convertible Bonds will be redeemed on 14 August 2017 at their principal amount together with unpaid accrued interest (if any) and that at any time after 14 August 2010, Xstrata Capital may, on giving notice, redeem the 2017 Convertible Bonds at their principal amount together with interest accrued to the date fixed for redemption. It is intended that the 2017 Convertible Bonds will be listed on the Professional Securities Market of the London Stock Exchange.

Xstrata adopted IAS 32 "Financial Instruments: Disclosure and Presentation" on 1 January 2005 which require the equity and liability components of its convertible securities to be separately measured and presented on the face of the balance sheet. The liability element has been determined by measuring the value of a similar liability that does not have a conversion option as at the issue date. The equity component at the issue date of the 2010 Convertible Bonds was US$63.4 million and US$56.0 million for the 2017 Convertible Debenture, representing the difference between the liability component and the face values. Xstrata expects to measure and present separately the equity and liability components of the 2017 Convertible Bonds on its next balance sheet following issue of the 2017 Convertible Bonds.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Equity minority interest loans

Equity minority interest loans comprise a loan of US$81.0 million advanced to Minera Alumbrera Limited to fund operations, which is subject to a fixed interest rate of 7.2% per annum.

Seasonality

The Directors do not believe there is any significant seasonality in the Enlarged Xstrata Group's borrowing requirements.

Capital expenditure

The following table sets forth the Former Xstrata Group's capital expenditure for the periods indicated:

	Audited UK GAAP Year ended 31 December	
	2003	2004
	US$m	
Total Former Xstrata Group	316.4	630.2
Of which sustaining capital expenditure	178.8	301.2
Of which expansionary capital expenditure	137.6	329.0

	Unaudited IFRS Six months ended 30 June	
	2005	2006
	US$m	
Total Former Xstrata Group	350.6	459.1
Of which sustaining capital expenditure	153.0	182.5
Of which expansionary capital expenditure	197.6	276.6

	Unaudited IFRS Year ended 31 December	Audited IFRS Year ended 31 December
	2004	2005
	US$m	
Total Former Xstrata Group	641.8	947.1
Of which sustaining capital expenditure	307.5	429.9
Of which expansionary capital expenditure	334.3	517.2

The Former Xstrata Group's total capital expenditure for the six-month period ended 30 June 2006 was US$459.1 million, an increase of US$108.5 million or 30.9% from total capital expenditure of US$350.6 million for the six-month period ended 30 June 2005. Sustaining capital expenditure in the six-month period ended 30 June 2006 increased by 19.3% or US$29.5 million from sustaining capital expenditure in the six-month period ended 30 June 2005 of US$153.0 million. Expansionary capital expenditure increased by 40.0% in the six months ended 30 June 2006 or US$79.0 million from expansionary capital expenditure of US$197.6 million in the six months ended 30 June 2005. Major items of expansionary capital expenditure included the Project Lion ferrochrome smelter in South Africa as it prepared for commissioning (despite escalating input costs, in particular steel, production started on budget and on schedule in September 2006) in the second half of 2006, continued development of the Mototolo PGM project, ongoing expansions to the copper smelter at Mount Isa, a new coal wash plant at the Collinsville coal mine and the acquisition of a further dragline at the Rolleston operation in Queensland.

The Former Xstrata Group's total capital expenditure for the year ended 31 December 2005 was US$947.1 million, an increase of US$305.3 million or 47.6% from total capital expenditure of US$641.8 million for the year ended 31 December 2004. The Former Xstrata Group's expansionary capital expenditure in the year ended 31 December 2005, which increased by US$182.9 million or 54.7% from US$334.3 million for the year ended 31 December 2004 to US$517.2 million in the year ended 31 December 2005, featured a number of major discrete projects accelerated to take advantage of the currently favourable commodity prices. The most significant of these were Project Lion, and the development of the open cut Rolleston coal mine, which together incurred the bulk of the Former Xstrata Group's expansionary capital expenditure in 2005. At Project Lion, US$132 million was incurred in the period as construction accelerated. At Rolleston, US$135.3 million was spent in the period, and the operation commenced production in 2005, on time and within budget. Other major items of the Former Xstrata Group's expansionary capital expenditure in the year ended 31 December 2005 included the following:

B. Operating and financial review relating to the Former Xstrata Group (continued)

- the Coal Business spent US$24 million to upgrade the coal flotation plant at Newlands to coincide with operations commencing at the Northern underground mine in the first quarter of 2006;
- the commencement of construction of the UG2 mine and concentrator for the Mototolo joint venture with Anglo Platinum, with the Former Xstrata Group's share of the joint venture capital expenditure (excluding commitments) being approximately ZAR56 million (approximately US$8.8 million) for the second half of 2005;
- the initiation of the drilling programme at the Copper Business's Las Bambas project at a cost of US$10 million; and
- US$12 million incurred for the continued development of the Black Star zinc lead-mine.

In the year ended 31 December 2005, the Former Xstrata Group's sustaining capital expenditure increased by US$122.4 million or 39.8% to US$429.9 million from sustaining capital expenditure of US$307.5 million in the year ended 31 December 2004. Major items of sustaining capital expenditure in the year ended 31 December 2005 included:

- US$188 million by the Coal Business, including US$52 million in respect of the longwall system and US$12 million in respect of the underground drift conveyor system, both of which are expected to be operational at the Ulan underground mine in 2006; and
- US$115 million by the Copper Business, including US$21 million in respect of continued mobile equipment replacements to assist with mining at greater depth at Ernest Henry and a total of US$50 million for mine development, infrastructure maintenance and ore handling projects at Mount Isa which resulted in increased concentrate output during 2005.

The Directors expect total capital expenditure for the Former Xstrata Group in 2006 to be approximately US$950 million, around US$50 million higher than the guidance provided at the announcement of Xstrata's full year results for the year ended 31 December 2005 in March 2006. The additional capital expenditure is principally due to the approval during the first half of 2006 of an accelerated revamp of the zinc-lead concentrator at Mount Isa, at a total capital cost of US$120 million. This project has been brought forward to take advantage of continuing strong zinc prices and it is intended to increase throughput by 1.5 million tonnes of ore per annum once completed.

For the year ending 31 December 2006, the Falconbridge Group's projected capital investments as at 30 June 2006 were approximately US$315 million for sustaining capital expenditures and other smaller projects and approximately US$445 million in new copper and nickel investments. See section D of this Part I - "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group - D. Operating and Financial Review Relating to the Falconbridge Group – Capital investments".

The Enlarged Xstrata Group has made and may in the future make acquisitions of mines, plants or materials and metals businesses that complement or enhance its existing production.

Contractual obligations

Finance lease and hire purchase commitments

Members of the Former Xstrata Group have entered into finance leases and hire purchase contracts for various items of plant and machinery. The majority of these leases include guaranteed residual value clauses. Future minimum lease payments under finance leases and hire purchase contracts together with the present value of future finance charges were as follows as at the dates indicated:

B. Operating and financial review relating to the Former Xstrata Group (continued)

	At 31 December 2004		At 31 December 2005	
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
		US$m		
Within one year	14.1	9.3	31.0	14.7
After one year but not more than five years	152.9	137.9	187.6	171.9
More than five years	42.7	37.8	48.1	42.2
Total minimum lease payments	209.7	185.0	266.7	228.8
Less amounts representing finance lease charges	(24.7)	–	(37.9)	–
Present value of minimum lease payments	185.0	185.0	228.8	228.8

Operating lease commitments – Former Xstrata Group member as lessee

Members of the Former Xstrata Group have entered into leases for buildings, motor vehicles and sundry plant and equipment. These leases have an average life of 12.5 years with renewal terms at the option of the lessee. Future minimum rentals under non-cancellable operating leases were as follows as at the dates indicated:

	At 31 December	
	2004	2005
	US$m	
Within one year	23.6	17.4
After one year but not more than five years	42.2	22.9
More than five years	11.3	10.8
Total	77.1	51.1

For further details regarding the Former Xstrata Group's contractual liabilities, see Notes 17, 30, 31, 32, 36, 37, 38 and 39 in the notes to Xstrata's consolidated financial statements for the year ended 31 December 2005 in the Xstrata Annual Report and Accounts 2005.

Contingent liabilities

As at 31 December 2005, the Former Xstrata Group, had the following guarantees outstanding (amounts having been translated from local currencies at the rates used in Xstrata's financial statements at the relevant dates):

- The Former Xstrata Group's Australian coal business has issued performance guarantees to customers under contracts for supply of coal for US$20.5 million (31 December 2004: US$21.6 million) and guarantees to the New South Wales and Queensland Department for Mineral Resources in respect of various mining leases and the performance thereof US$59.2 million (31 December 2004: US$62.4 million).

- The Newlands and Collinsville joint ventures are responsible for costs incurred with workforce termination and equipment demobilisation at the conclusion of the open cut mining contracts. Indemnities have been provided by the joint ventures to government agencies which have given guarantees relating to mining tenemants of US$5.3 million (31 December 2004: U$16.5 million) and customs, civil contract work and transport of US$0.2 million (31 December 2004: US$1.0 million).

- The Rolleston joint venture has signed an agreement with Ergon Energy for electricity supply. Bank guarantees of US$nil (31 December 2004: US$14.7 million) have been provided by the Former Xstrata Group and based on the work completed to date there is an estimated contigent liability of US$ nil (31 December 2004: US$11.7 million). Owing to a change in circumstances, the bank guarantees in respect of the Rolleston joint venture that were reported for the year ended 31 December 2004 were recognised by the Former Xstrata Group as a liability as at 31 December 2005.

- The Former Xstrata Group's South African coal business has issued guarantees to Eskom for power usage and early termination of power usage of US$3.2 million (31 December 2004: US$2.8 million) in aggregate and to the Department of Minerals and Energy to obtain certain prospecting permits of US$0.1 million (31 December 2004: US$0.1 million).

- The Alloys Business has issued a guarantee to Eskom for power usage and early termination of power usage of US$16.5 million (31 December 2004: US$18.3 million), to the Department of Minerals and Energy, municipalities and

B. Operating and financial review relating to the Former Xstrata Group (continued)

governmental boards in respect of various mining leases and the performance thereof for US$5.9 million (31 December 2004: US$4.2 million) and to customers of US$0.7 million (31 December 2004: US$0.1 million).

- The Alloys Business has issued a guarantee in respect of the obligations of Merafe under a US$47.4 million (31 December 2004: US$ nil) facility in connection with the acquisition of certain assets and resources relating to the Former Xstrata Group's and Merafe's chrome and ferrochrome pooling and sharing venture (the "PSV") and the Project Lion ferrochrome expansion project undertaken by the PSV. Payment under the guarantee by the Former Xstrata Group is secured by recourse to Merafe and the security Merafe has provided to the lender.

- The Former Xstrata Group's Copper, Zinc-Lead and Australian Technology businesses have issued performance guarantees to customers for US$22.4 million (31 December 2004: US$35.8 million), guarantees to the Queensland Department for Mineral Resources in respect of various mining leases and the performance thereof, environmental bonds and self insurance licences of US$114.2 million (31 December 2004: US$97.8 million) and office leases of US$0.8 million (31 December 2004: US$0.9 million).

- The Former Xstrata Group's Zinc Business has issued performance guarantees to the Northern Territory government for an electricity supply and pipeline agreements of US$32.0 million (31 December 2004: US$34.0 million).

- In connection with the expansion at the San Juan De Nieva plant, the Former Xstrata Group has issued bank guarantees for the amount of US$31.4 million (31 December 2004: US$40.8 million). The bank guarantees have primarily been issued in respect of grants received from regional and federal authorities. The guarantees will be released once the authorities are satisfied that the Former Xstrata Group has met all its obligations in connection with the receipt of the grants. Other bank guarantees issued amount to US$76.3 million (31 December 2004: US$30.0 million).

- Northfleet has issued bank guarantees to HM Revenue & Customs in respect of VAT and duty on imports of lead and other raw materials for US$13.8 million (31 December 2004: US$7.7 million), to the UK Environmental Agency in respect to the recycling of batteries and disposal of metal residues of US$0.2 million (31 December 2004: US$0.8 million) and US$1.2 million (31 December 2004: US$1.4 million) to the European Commission in respect of a fine.

- The Former Xstrata Group had a issued bank guarantee to Banco Santander in Chile for US$12.0 million in 2004. This bank guarantee was released upon the sale of the forestry operations in January 2005.

As at 31 December 2005, the Former Xstrata Group had the following contingent liabilities (other than guarantees):

- The Former Xstrata Group's South African coal business operations have legal obligations to rehabilitate and treat mine water which will decant from the mines into the river systems some time after cessation of mining occurs. Detailed studies are currently being undertaken to determine the likely quantum and timing of decanting, the most appropriate treatment options and the impact of water flows from adjoining mines. Once this study is complete and the exposure is quantifiable, a rehabilitation asset and liability will be recognised and will thereafter amortise the asset and unwind the discounted liability.

- The purchase agreement of the Las Bambas copper project in Peru includes contingent amounts payable to a community trust fund of US$21 million (31 December 2004: US$38.1 million) following a decision to develop the project. This will be payable over the development and construction phases of the project.

- Included in the above is US$95.3 million (2004: US$94.4 million) representing the Former Xstrata Group's share of guarantees incurred jointly with other ventures.

Transfer of funds by members of the Enlarged Xstrata Group to the Company

Except to the extent described in the section of this document headed "Risk Factors – Exchange controls", there are no material legal or economic restrictions (including taxation consequences of transfers) on the ability of members of the Enlarged Xstrata Group to transfer funds to the Company in the form of cash dividends, loans or advances that have had or are expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Treasury policies

The Enlarged Xstrata Group's Treasury Department has responsibility for strategic planning of the Enlarged Xstrata Group's treasury activities. Its responsibilities include: management of the Enlarged Xstrata Group's cash resources and debt funding programmes; funding acquisitions and investments; management of interest rate and foreign exchange exposures; and co-ordinating relationships with banks, rating agencies and other financial institutions.

The Enlarged Xstrata Group is exposed to US dollars through its revenue stream. The Enlarged Xstrata Group will seek to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars, thus matching the negative exposure of its debt service obligations against the positive exposure of its revenue.

The Enlarged Xstrata Group's primary financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible borrowings, capital market notes, finance leases and hire purchase contracts, and cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Enlarged Xstrata Group's acquisitions and operations. The Enlarged Xstrata Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Enlarged Xstrata Group is exposed to changes in currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure. No derivatives are held for trading purposes.

The main risks arising from the Enlarged Xstrata Group's financial instruments are credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. A treasury committee establishes the policies for managing each of these risks and the Company's board of directors reviews and agrees these policies.

Quantitative and qualitative disclosures about market risk

The Enlarged Xstrata Group is exposed to changes in currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure.

Currency hedging

Currency cash flow hedging may be used to reduce the Enlarged Xstrata Group's short-term exposure to fluctuations in local currency exchange rates to the US dollar, Sterling and the Euro. The currency hedging losses gains reflected in the income statement for the six months ended 30 June 2006 amounted to US$5 million compared to gains of US$32 million for the six months ended 30 June 2005.

The unrealised available mark-to-market position on foreign currency hedging in place at 30 June 2006 was US$0.4 million, detailed as follows:

Foreign currency forward contracts	Forward sale at 30 June 2006 US$m	Weighted average exchange rate	Fair value at 30 June 2006 US$m
Maturing 2006			
US$ to AUD	124.1	0.7403	0.2
AUD to GBP	5.5	0.3902	(0.2)
US$ to JPY	1.8	109.13	(0.1)
EUR to ZAR	2.6	7.8464	0.4
US$ to EUR	8.6	1.2815	-
Maturing 2007			
US$ to AUD	27.5	0.7409	-
US$ to JPY	6.6	105.37	(0.2)
EUR to ZAR	3.0	7.9685	0.4
US$ to EUR	14.2	1.3142	-
Maturing 2008			
US$ to AUD	11.1	0.7397	(0.1)
Total			0.4

B. Operating and financial review relating to the Former Xstrata Group (continued)

Commodity hedging

The Enlarged Xstrata Group is exposed to fluctuations in commodity prices, with the commodity mix spread relatively evenly between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity hedging of the Former Xstrata Group is in the form of forward and option contracts covering a portion of planned attributable gold, copper, zinc, silver, lead and coal production.

Hedges relating to sales are classified as cash flow hedges and shown in the table below. The fair value of these hedges is deferred within equity on the balance sheet until the sale is recorded.

Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Former Xstrata Group operates, hedging may be entered into only in limited circumstances and subject to strict limits laid down by the Board.

No new hedging contracts were entered into by the Former Xstrata Group for base metals, gold or silver during the six months ended 30 June 2006. Copper hedges outstanding at 31 December 2005 and falling due over the course of 2006 were substantially allocated against the income statement during the six months ended 30 June 2006, to leave forward contracts representing 10,600 tonnes of copper due to impact Enlarged Xstrata Group earnings in the second half of 2006.

The unrealised mark-to-market loss on commodity hedging maturing in the second half of 2006 and as at 30 June 2006 was approximately US$74 million, based on the forward curve at that time.

Cash flow hedging relating to sales in the six-month period ending 31 December 2006 – Commodity forward and option contracts	Commodity	Volume	Average price US$[1]	Fair value at 30 June 2006 US$m
Thermal coal (tonnes)	US$Coal	3,115,000	53.04	(5.6)
Gold (ounces)	AUDGold	36,250	530.13	(3.4)
Gold forwards (ounces)	US$Gold	34,753	374.37	(8.6)
Gold dollars (ounces)	US$Gold	25,500	500.584	(1.6)
Copper (tonnes)	US$Copper	10,600	2,747.00	(47.2)
Silver (ounces)	US$Silver	2,400,000	7.47	(7.9)
Total				**(74.3)**

[1] The average price is stated in US dollars and where necessary has been translated from foreign currencies at period end exchange rates.

Cash flow hedging – Commodity forward contracts	Commodity	Volume	Average price US$[1]	Fair value at 31 December 2005 US$m
Maturing in 2006				
Thermal coal (tonnes) – South Africa FOB	US$Coal	3,105,000	51.82	15.9
Thermal coal (tonnes) – South Africa CIF	US$Coal	975,000	56.80	(0.4)
Thermal coal (tonnes) – Australia FOB	US$Coal	545,000	38.32	(2.1)
Gold (ounces)	AUDGold	58,843	500.4	(1.9)
Gold (ounces)	US$Gold	102,668	373.06	(15.9)
Copper (tonnes)	US$Copper	49,750	2,746.62	(63.0)
Zinc (tonnes)	US$Zinc	12,104	1,412.05	(6.0)
Lead (tonnes)	US$Lead	58,375	956.68	(5.7)
Silver (ounces)	US$Silver	4,900,000	7.68	(6.3)
Sub-total				(85.4)
Maturing in 2007				
Gold (ounces)	AUDGold	88,500	520.05	(3.4)
Gold (ounces)	US$Gold	125,000	386.30	(19.5)
Thermal coal (tonnes) - South Africa FOB	US$Coal	2,205,000	48.82	(2.2)
Thermal coal (tonnes) - South Africa CIF	US$Coal	420,000	60.95	0.5
Maturing in 2008 and 2009				
Gold (ounces)	AUDGold	172,000	543.29	(9.0)
Total				**(119.0)**

[1] The average price is stated in US dollars and where necessary has been translated from foreign currencies at period end exchange rates.

B. Operating and financial review relating to the Former Xstrata Group (continued)

The unrealised mark-to-market loss on commodity option contracts in place at 31 December 2005 was US$9.1 million detailed as follows:

Commodity option contracts	Commodity	Volume	Average price US$	Fair value at 31 December 2005 US$m
Maturing in 2006				
Gold (ounces)	Gold	51,000	500.0 – 590.5	0.2
Maturing in 2007				
Gold (ounces)	Gold	102,000	500.0 – 576.3	(1.4)
Maturing in 2008 and 2009				
Gold (ounces)	Gold	276,000	475.0 – 639.7	(7.9)
Total				**(9.1)**

Other commodity derivatives also includes zinc and lead forward contracts that were closed out from offsetting sales positions with settlement deferred into 2006 until the maturity dates of the sales forward contracts, with a loss of US$14.5 million.

The Former Xstrata Group undertook a number of short dated commodity hedging programmes during 2005. Gold and silver are principally produced as by-products from the Former Xstrata Group's major operating assets; hedging these commodities effectively locks in a portion of the operating costs associated with these assets. The Coal Business has an ongoing hedging programme for thermal coal, principally from South Africa, and hedges a portion of forecast production when pricing opportunities exist in the forward market.

The Ernest Henry copper gold operation is scheduled in 2006 to enter a period of abnormally low ore grades for several months. As a consequence, unit costs are expected to increase temporarily. A decision was made during the first half of 2005 to attempt to lock in the profitability of the operation through the forward sale of copper for this period. As a result of the more favourable outlook for copper prices into 2006, hedges relating to 27,800 tonnes of copper have been reclassified as fair value hedges, with the full earnings impact of US$35 million taken against 2005 copper sales and recognised in the profit and loss statement at the balance date. Zinc hedges maturing in 2006 relate to a specific shipment of zinc which was delayed from the final quarter of 2005 into 2006.

Copper and zinc are often sold under terms whereby sales are priced according to future quotational periods. In certain circumstances, hedging is undertaken to lock in the price at the time of the sale. Hedges that relate to 2005 sales are shown in the table below and have been recognised in the profit and loss account at the balance date. As a result, these fair value hedges will have no further earnings impact.

Other hedging – Commodity forward contracts	Commodity	Volume	Average price US$[1]	Fair value at 31 December 2005 US$m
Maturing in 2006				
Gold (ounces)	AUDGold	28,252	479.48	(1.5)
Gold (ounces)	US$Gold	36,332	378.08	(5.1)
Copper (tonnes)	US$Copper	56,050	3,056.54	(75.9)
Zinc (tonnes)	US$Zinc	41,321	1,412.05	(20.4)
Total				**(102.9)**

[1] The average price is stated in US dollars and where necessary has been translated from foreign currencies at period end exchange rates.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Swap contracts	Commodity	Volume	Average forward rate %	Fair value at 31 December 2005 US$m
Maturing in 2006				
Gold (ounces)	AUDGold	13,166	1.50	0.8
Maturing in 2007				
Gold (ounces)	AUDGold	30,000	1.50	0.6
Maturing in 2008 and 2009				
Gold (ounces)	AUDGold	74,800	1.50	0.2
Total				**1.6**

Carrying values and fair values of financial instruments

Set out below is a comparison by category of carrying values and fair values of the Former Xstrata Group's financial instruments that are not carried at fair value in the financial statements at 31 December 2005:

	At 31 December 2005	
Financial liabilities[1]:	Carrying value US$	Fair value
Capital market notes	(276.0)	(271.2)
Equity minority interest loans	(81.0)	(80.4)
Convertible borrowings	(874.6)	(872.5)

Note:
[1] Market rates at 31 December 2005 have been used to determine the fair value of fixed interest loans. The fair value of the liability portion of the convertible borrowings is estimated using an equivalent market interest rate of a similar liability that does not have a conversion option as at the origination of the bond.

Credit risk

The Enlarged Xstrata Group is exposed to credit risk in respect of trade receivables. Given the geographical and industry spread of the Enlarged Xstrata Group's customers, however, credit risk is believed to be limited. The Enlarged Xstrata Group has established credit limits so that dealings are with a wide range of reputable banks and financial institutions on a competitive basis. Where concentrations of credit risk exist, management closely monitors the receivable and focuses on putting appropriate controls in place to ensure recovery. Credit risk is minimal and not concentrated for other financial assets. Credit risk is limited to the carrying amount of financial assets at balance sheet date.

Interest rate risk of financial assets and liabilities

It is the Enlarged Xstrata Group's preference to borrow and invest at floating rates of interest, notwithstanding that some borrowings are at fixed rates of interest and it therefore typically swaps fixed rate exposure into floating interest rates. A limited amount of fixed rate hedging can be undertaken during periods where the Enlarged Xstrata Group's exposure to movements in short term interest rates is more significant. In keeping with the Enlarged Xstrata Group's preference to borrow at a floating rate of interest, the 2010 Convertible Bonds, which bear a fixed rate of interest at 3.95%, were swapped to a floating rate of interest based on LIBOR. The first two years of floating rate payments were subsequently swapped back for commercial reasons to a fixed interest rate of 2.2% per annum which matured on 15 August 2005. The unrealised mark-to-market loss on interest rate hedging in place at 30 June 2006 was approximately US$26 million detailed as follows:

	Principal US$m	Average rate %	Fair value at 30 June 2006 US$m
Maturing 2010			
Interest rate swapped from US$ fixed rates	600	4.5	(25.6)

Ratios

The Former Xstrata Group's net debt to equity ratio at 30 June 2006, as calculated in accordance with IFRS, was 12.7% (where net debt is the level of external indebtedness of the Former Xstrata Group including loans, convertible borrowings, the liability component of the convertible borrowings and finance leases net of cash (including 100% of Minera Alumbrera Limited cash), cash equivalents and arrangement fees and equity includes minority interests).

B. Operating and financial review relating to the Former Xstrata Group (continued)

The former Xstrata Group's EBITDA to interest expense ratio for the six-month period ended 30 June 2006, as calculated in accordance with IFRS, was 21 to 1.

In connection with the Falconbridge Acquisition, the Enlarged Xstrata Group's indebtedness increased significantly since 30 June 2006. Details of the unaudited consolidated indebtedness of the Enlarged Xstrata Group at 31 August 2006, see paragraph 4 of Part VIII – "Additional Information – Capitalisation and indebtedness". Unaudited pro forma financial information on the Enlarged Xstrata Group is set out in Part III – "Unaudited Pro Forma Financial Information".

B. Operating and financial review relating to the Former Xstrata Group (continued)

Critical accounting policies

Xstrata historically prepared its financial statements under UK GAAP, and its audited financial statements for the years ended 31 December 2003 and 31 December 2004 prepared in accordance with UK GAAP have been incorporated by reference herein from the Xstrata Annual Reports and Accounts as described in the section of this document headed "Relevant Documentation and Incorporation by Reference". Since the 2005 Xstrata Interim Report, the Company has prepared and will continue to prepare its financial statements under IFRS. The Company's audited financial statements for the year ended 31 December 2005, which include comparable figures for the year ended 31 December 2004, each prepared in accordance with IFRS, have been incorporated by reference herein as described in the section of this document headed "Relevant Documentation and Incorporation by Reference". The Company's unaudited financial statements for the six-month period ended 30 June 2006, which include comparable figures for the six-month period ended 30 June 2005, each prepared in accordance with IFRS, have been incorporated by reference herein from the 2006 Xstrata Interim Report as described in the section of this document headed "Relevant Documentation and Incorporation by Reference".

As part of the Former Xstrata Group's audited financial statements, the directors of the Company were required to disclose the accounting policies adopted in respect of items that were judged material in determining the results and financial position of the Former Xstrata Group used in preparing the financial statements. In addition, the preparation of financial statements requires management to make estimates and judgements that affect the reported amount of certain assets, liabilities, revenues and expenses, as well as the disclosure of certain contingent assets and liabilities. The application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Set forth below are the accounting policies that the Directors considered to be critical in relation to the historical financial statements of the Former Xstrata Group referred to above (under IFRS and UK GAAP, respectively) and which, under IFRS, the Directors consider will be critical to the financial statements of the Enlarged Xstrata Group:

IFRS

Intangible assets

Purchased intangible assets are recorded at the cost of acquisition including expenses incidental to the acquisition, less accumulated amortisation and any impairment in value.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Internally generated goodwill is not recognised.

Amortisation of intangible assets

Intangible assets are amortised using a straight-line method based on estimated useful lives, except goodwill and those intangible assets which the Company's directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment at least annually, and whenever events or circumstances indicate that the carrying amount may not be recoverable. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows. Such analyses are performed annually. Estimated useful lives are determined as the period over which the Former Xstrata Group expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by the Former Xstrata Group and for which the Former Xstrata Group retains control of access to those benefits.

For intangible assets with a finite useful life, the amortisation method and period are reviewed annually, and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable.

Where an intangible asset is disposed of, it is derecognised and the difference between its carrying value and the net sales proceeds is reported as a profit or loss on disposal in the income statement.

Coal export rights

Coal export rights are carried at cost and are considered to have an indefinite useful life. As a result they are not amortised but are subject to an annual asset impairment review, at least annually and more regularly if indicators of impairment exist.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Software and technology patents
Software and Technology patents are carried at cost and amortised over a period of 3 years and 20 years respectively.

Investments in associates
Entities in which the Former Xstrata Group has significant influence and which are neither subsidiaries nor joint ventures, are associates, and are accounted for under the equity method of accounting.

Under the equity method of accounting, the investment in the associate is recognised in the balance sheet on the date of acquisition at the fair value of the purchase consideration and therefore includes any goodwill on acquisition which is not amortised. The carrying amount is adjusted by the Former Xstrata Group's share of the post acquisition profit or loss; depreciation, amortisation or impairment arising from fair value adjustments made at date of acquisition and certain inter-entity transactions together with a reduction for any dividends received or receivable from the associate. Where there has been a change recognised directly in the equity of the associate, the Former Xstrata Group recognises its share of such changes in equity.

Where there has been a change recognised directly in the equity of the associate, the Former Xstrata Group recognises its share of such changes in equity.

The financial statements of the associates are prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. Adjustments are made in the consolidated financial statements to eliminate the Former Xstrata Group's share of unrealised gains and losses on transactions between the Former Xstrata Group and its associates.

The Former Xstrata Group discontinues its use of the equity method from the date at which it ceases to have significant influence, and shall from that date, account for the investment in accordance with IAS 39 (with its initial cost, being the carrying amount of the associate at that date), provided the investment does not then qualify as a subsidiary or joint venture.

The Former Xstrata Group's income statement reflects the share of associates results after tax and the Former Xstrata Group's statement of recognised income and expense includes any amounts recognised by associates outside of profit and loss.

Business combinations
Business combinations after 1 January 2004 are accounted for in accordance with the policy described below. Business combinations that occurred prior to this date have not been adjusted.

On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which, in the opinion of the directors of the Company, values cannot be reliably determined, are not recognised.

When the cost of acquisition exceeds the fair values attributable to the Former Xstrata Group's share of the identifiable net assets the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually and where there is an indication of impairment. If the fair value attributable to the Former Xstrata Group's share of the identifiable net assets exceeds the cost of acquisition the difference is immediately recognised in the income statement.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Former Xstrata Group and is presented in equity in the consolidated balance sheet, separately from the parent shareholders equity.

Similar procedures are applied in accounting for the purchases of interests in associates or jointly controlled entities. Any goodwill arising on such purchases is included within the carrying amount of the investment in associates or jointly controlled entity, but not thereafter amortised. Any excess of the Former Xstrata Group's share of the net fair value of the associate's or jointly controlled entity's identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in income in the period of the purchase.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the "Financial assets at fair value through profit or loss", "Held-to-maturity investments" or "Financial assets at fair value through profit or loss" categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Listed share investments are carried at fair value based on stock exchange quoted prices at the close of business at balance sheet date. Unlisted shares are carried at fair value where market values can be reliably obtained, otherwise they are stated at cost less any impairment.

Share based compensation plans

The Former Xstrata Group makes share based awards including free shares and options, to certain employees.

Equity-settled awards

For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings, on a straight line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market based performance conditions). The fair value of the equity settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). The fair value is determined by external experts using models. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the income statement with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Cash settled-awards

For cash-settled awards, the fair value is re-calculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value that of the awards at that date. After vesting the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the fair value are recognised in the income statement. The fair value is recalculated using an option pricing model.

The Former Xstrata Group has taken advantage of the transitional provisions of IFRS 2 in relation to equity-settled awards and has applied this accounting standard only to awards granted on or after 7 November 2002 that had not vested prior to 1 January 2005.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Convertible borrowings
The Former Xstrata Group has not retrospectively applied the requirements of IAS 32 and 39. Convertible borrowings are accounted for in accordance with UK GAAP prior to 1 January 2005.

On issue of the convertible borrowing, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity and the amount of gain or loss relating the liability element in profit and loss.

Own shares
The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are also recognised in equity.

Own shares purchased under the Equity Capital Management Programme (ECMP) are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

Foreign currencies
Financial statements of subsidiaries, joint ventures and associates, are maintained in their functional currencies and translated to US dollars for consolidation of the Former Xstrata Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates. Non-monetary assets measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Where non-monetary assets are measured at fair value in a foreign currency, they are translated at the exchange rates when the fair value was determined. All differences that arise are recorded in the income statement except when hedge accounting is applied and for differences on loans that form part of the net investment in a foreign operation. Where the exchange differences relates to an item which has been recorded in equity, the related exchange difference is also recorded in equity.

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange where this is a reasonable approximation to the exchange rate at the dates of the transactions. Balance sheet items are translated at closing exchange rates. Exchange differences on the re-translation of the investments in overseas subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences relating to loan balances with the foreign operations which form part of the net investment in the foreign operation are also recognised in this component of equity. On disposal or partial disposal of a foreign entity or on repayment of loans forming part of the net investment in the foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Exchange differences on foreign currency borrowings to finance net investments and tax charges/credits attributable to those exchange differences are also recorded in a separate component of equity to the extent that the hedge is effective. Upon full or partial disposal or repayment of the net investment in the foreign operation, (including loans that form part of the net investment), the cumulative amount of the exchange differences is recognised in the income statement when the gain or loss on disposal or on loan repayment is recognised.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Property, plant and equipment

Land and buildings, plant and equipment

On initial acquisition, land, property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of property, plant and equipment (based on prices prevailing at the balance date) on the following bases:

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate part. Each item or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect unit of production calculations are accounted for prospectively.

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and Equipment	4 – 30 years
Furniture and Fixtures	5 – 15 years
Other	3 – 5 years

The net carrying amounts of mine buildings, machinery and equipment at each mine property are reviewed for impairment either individually or at the cash-generating unit when events and changes in circumstances indicate that the carrying amount may not be recoverable to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to the Former Xstrata Group, the expenditure is capitalised and the carrying amount of the item replaced derecognised. Similarly, overhaul costs associated with major maintenance are capitalised where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement.

Any items of property, plant or equipment that cease to have future economic benefits expected to arise from the continued use or disposal of the assets are derecognised with any gain or loss included in the income statement in the financial year in which the item is derecognised.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or

B. Operating and financial review relating to the Former Xstrata Group (continued)

- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Purchased exploration and evaluation assets are recognised as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial period in which this is determined. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Mineral properties and mine development expenditure
The cost of acquiring mineral reserves and mineral resources are capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are, upon commencement of production, amortised using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written-off if the property is abandoned. The net carrying amounts of mineral reserves and resources and capitalised mine development expenditure at each mine property are reviewed for impairment either individually or at the cash-generating unit when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Capital work in progress
Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.

Deferred overburden removal expenditure
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property.

The costs of removal of the waste material during a mine's production phase is deferred, where appropriate. The deferral of these costs, and subsequent charges to the income statement are determined with reference to the mine's strip ratio. This ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. Deferral of these costs is made where the actual stripping ratios vary from the mine's strip ratio. The costs charged to the income statement are based on application of the mine strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

Derivative financial instruments and hedging
The Former Xstrata Group uses derivative financial instruments such as interest rate swaps, forward currency and commodity contracts to hedge its risks associated with interest rate, foreign currency and price fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are

subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of forward currency and commodity contracts are calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges;
- cash flow hedges; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Former Xstrata Group formally designates and documents the hedge relationship to which the Former Xstrata Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges
Fair value hedges are hedges of the Former Xstrata Group's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Former Xstrata Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Former Xstrata Group revokes the designation.

Cash flow hedges
Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

B. Operating and financial review relating to the Former Xstrata Group (continued)

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Hedges of a net investment
Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

Environmental protection, rehabilitation and closure costs
Provision is made for close down, restoration and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. This provision is based on the estimated future costs, using information available at the balance sheet date. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the mine to which it relates.

The provision is reviewed on an annual basis for changes to obligations or legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate, and the adjusted cost of the asset is depreciated prospectively. Periodic unwinding of the discount is recognised as a finance cost in the income statement.

Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within Other financial assets on the balance sheet.

Taxation

Current tax
Current tax for each taxable entity in the Former Xstrata Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax
Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

UK GAAP

Acquisition accounting – fair value

On the acquisition of a subsidiary, or of an interest in a joint venture, associate, or joint arrangement, the purchase consideration is allocated to the assets and liabilities of the Former Xstrata Group on the basis of their fair value at the date of acquisition. Mineral reserves and resources that can be reliably valued are recognised in the assessment of fair value on acquisition. Other potential reserves, resources and mineral rights, for which, in the directors' opinion, values cannot be reliably determined, are not recognised. If the cost of acquisition exceeds the fair value attributable to the Former Xstrata Group's share of the identifiable net assets acquired the difference is treated as purchased goodwill. Goodwill is amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. As further evidence becomes available subsequent to an acquisition, the estimated fair values of identifiable assets or liabilities acquired are reviewed and may be adjusted, as appropriate, prior to the end of the first full financial year following the year of acquisition.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively, by the sale of such interest; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written-off. Identifiable exploration and evaluation assets acquired are recognised as assets at their cost of acquisition. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Mineral properties and mine development expenditure

Costs of acquiring mineral properties are capitalised on the balance sheet in the year in which they are incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start-up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Mineral properties and capitalised costs are, upon commencement of production, amortised using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written-off if the property is abandoned or where there is an impairment in value.

Fixed assets – valuation
Fixed assets are generally included in the financial statements at historical cost less any accumulated depreciation or amortisation. The carrying amounts of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indications of impairment, a review is undertaken to determine whether the carrying values are in excess of their estimated recoverable amount. Such review is undertaken on income generating units.

If the carrying amount of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower recoverable amount. In assessing recoverable amount for fixed assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value using a market-determined discount rate. Cash flows are estimated based on commodity price assumptions (considering current and historical prices, price trends and related factors), production and sales plans, recoverable reserves, operating costs and rehabilitation costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Environmental protection, rehabilitation and closure costs
The Former Xstrata Group makes provision for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, which provision is based on the estimated future costs and in turn on the Former Xstrata Group's interpretation of environmental and regulatory requirements and its own environmental policies. The provision is discounted where material and the unwinding of the discount is included in interest payable. At the time of establishing the provision, a corresponding asset is capitalised (where it gives rise to a future benefit) and depreciated over future production from the mine to which it relates. The provision does not include allowances for unforeseeable events.

The provision is reviewed on an annual basis for changes in cost estimates or life of operations.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, but only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only where it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction or, where forward cover contracts have been arranged, at the rate specified in the forward contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or where there are related forward contracts, at the rate specified in the forward contract.

On consolidation, profit and loss account items are translated at average rates of exchange. Balance sheet items are translated at year end exchange rates.

B. Operating and financial review relating to the Former Xstrata Group (continued)

Exchange differences on the retranslation of the investments in overseas subsidiaries, joint arrangements, joint ventures and associates at closing rates, together with differences between profit and loss accounts translated at average and at closing rates, are dealt with in reserves. Exchange differences on foreign currency borrowings financing those net investments, are also dealt with in reserves. All other exchange differences are charged or credited to the profit and loss account in the year in which they arise.

Derivative instruments
The Former Xstrata Group is exposed to foreign exchange, interest rate and commodity price risks. The Former Xstrata Group may use forward, swap, option and collar contracts to reduce its exposure to foreign exchange, interest rate and commodity price risks movements. Hedge accounting is applied whereby gains and losses on these contracts are recognised in the period to which the gains and losses of the underlying transactions relate. Where the underlying transaction can no longer be identified, gains or losses on the hedge contract are recognised in the profit and loss account. Where the hedge contracts are terminated early and the underlying transaction can no longer be identified, the gain or loss on the terminated hedge contract is recognised in the profit and loss account. Where the hedged transaction is still expected to occur, the gain or loss on the terminated hedge transaction is deferred until the underlying transaction occurs.

Deferred overburden removal expenditure
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property.

The cost of removal of the waste material during a mine's production phase is deferred, where appropriate. The deferral of these costs, and subsequent charges in the profit and loss account are determined with reference to the mine's strip ratio. This ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. Deferral of these costs is made where the actual stripping ratios vary from the mine's strip ratio. The costs charged in the profit and loss account are based on application of the mine strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

C. Financial information on the Falconbridge Group

The information presented herein is extracted without material amendment from the consolidated financial statements contained in Part X – "Financial Information Relating to the Falconbridge Group". You should read the information below in conjunction with the financial information contained in Part X – "Financial Information Relating to the Falconbridge Group" and also the detailed information included in this document and the information incorporated by reference into this document and you should not rely solely on key and summarised information.

Ernst & Young LLP (Canada) of Ernst & Young Tower, 222 Bay Street Toronto, Ontario M5K 1J7, Canada has issued audit reports on the financial statements of Falconbridge at, and for the year ended, 31 December 2005 and of Noranda for the two years ended 31 December 2004 and 31 December 2003. Each such audit report was unqualified.

The information in respect of the Falconbridge Group in paragraphs C and D of this Part I is presented in US dollars unless otherwise indicated and in accordance with Canadian GAAP.

Canadian GAAP differ in certain significant respects from UK GAAP, IFRS and US GAAP. See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP".

On 30 June 2005 Noranda and Former Falconbridge completed their merger transaction, whereby Noranda increased its majority interest in Former Falconbridge. Following the transaction, Noranda operates under the name Falconbridge. The financial information presented relates to:

- Falconbridge at, and for the six-month periods ended, 30 June 2006 and 30 June 2005 and for the year ended 31 December 2005; and

- Noranda at, and for the two years ended, 31 December 2004 and 31 December 2003 on the basis that Noranda consolidated Former Falconbridge within its accounts for the two years ended 31 December 2004 and 31 December 2003.

C. Financial information on the Falconbridge Group (continued)

Selected Canadian GAAP financial information on the Falconbridge Group[1]

The financial information set out below has been extracted without material amendment from Noranda's audited consolidated financial information for the years ended 31 December 2003 and 31 December 2004 (in the latter case as reported and as restated on the basis set out in note (2) below) and for the six-month period ended 30 June 2005 and from Falconbridge's audited consolidated financial information for the year ended 31 December 2005 and for the six-month period ended 30 June 2006, in each case prepared in accordance with Canadian GAAP.

You should read the information below in conjunction with the rest of this Part I and the other detailed information included elsewhere in this document and incorporated by reference into this document and should not rely solely on selected and summarised information.

	Audited Canadian GAAP Year ended 31 December				Unaudited Canadian GAAP Six months ended 30 June	
	2003 Restated[2]	2004 As reported	2004 Restated[3]	2005	2005	2006
	US$m (except as otherwise stated)					
Revenues	4,657.0	6,978.0	6,764.0	8,148.0	3,946.0	6,806.0
Income generated from operating assets	397.0	1,380.0	1,391.0	1,820.0	922.0	1,980.0
EBITDA[4]	778.0	1,766.0	1,771.0	2,236.0	1,114.0	2,228.0
Net income from continuing operations before taxation	43.0	884.0	945.0	1,391.0	635.0	1,818.0
Basic earnings per common share (US$)	–	1.78	1.71	2.52	1.20	3.17
Dividend per common share (US$)	0.46	0.37	0.37	0.39	n/a	n/a
Net debt[5]	2,694.0	2,324.0	2,544.0	2,941.0	3,383.0	2,338.0
Net assets[6]	3,516.0	4,256.0	4,036.0	5,085.0	4,620.0	6,416.0
Shareholders' equity	2,597.0	3,059.0	2,839.0	5,031.0	4,571.0	6,173.0
Cash flow from operations	413.0	1,191.0	1,184.0	1,635.0	739.0	1,040.0

(1) See above in this Section C of Part I and Part X – "Financial Information Relating to the Falconbridge Group – Financial Information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003 – Comparability of financial information" for a discussion of the comparability of the Falconbridge Group's financial information.

(2) Effective from 1 January 2004, the Falconbridge Group adopted a new standard for the accounting treatment of asset retirement obligations, leading to a restatement of its 2003 financial statements. The restated financial information presented for the year ended 31 December 2003 above is extracted from Noranda's financial statements for the year ended 31 December 2004.

(3) Effective from 1 January 2005, the Falconbridge Group adopted new standards for the accounting treatment of convertible debentures, Preferred Shares Series H and variable interest entities, leading to a restatement of its 2004 financial statements. The restated financial information presented for the year ended 31 December 2004 above is extracted from Falconbridge's financial statements for the year ended 31 December 2005.

(4) Earnings before interest, tax, depreciation and amortisation. Canadian GAAP does not define the measure EBITDA. For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".

(5) Net debt has been calculated as long term debt and debt due within one year, less cash and cash equivalents and short term investments.

(6) Total assets less total liabilities

n/a: Not applicable in the relevant period.

D. Operating and financial review relating to the Falconbridge Group

The following discussion of the financial condition and results of operations of the Falconbridge Group should be read in conjunction with "A. Financial information on the Former Xstrata Group" in this Part I above, with "B. Operating and financial review relating to the Former Xstrata Group" in this Part I above, with "C. Financial information on the Falconbridge Group" in this Part I below, with Part X – "Financial Information Relating to the Falconbridge Group" and with the information relating to the businesses of the Enlarged Xstrata Group, the Former Xstrata Group and the Falconbridge Group included elsewhere in this document and the financial and other information on the Former Xstrata Group incorporated by reference into this document as described in the section of this document headed "Relevant Information".

The information and analysis contained in this section D has been primarily sourced from the Falconbridge Group's published Management's Discussion and Analysis at, and for each of the years ended, 31 December 2003, 31 December 2004 and 31 December 2005 and at, and for each of the three-month periods ended, 31 March 2006 and 30 June 2006.

Effective from 1 January 2005, the Falconbridge Group adopted new standards for the accounting treatment of convertible debentures, Preferred Shares Series H and variable interest entities, leading to a restatement of its 2004 financial statements. Accordingly, the discussion in the section headed "Year ended 31 December 2005 compared with year ended 31 December 2004 (restated)" in this section D below compares the reported results for the year ended 31 December 2005 with the restated results for the year ended 31 December 2004.

Effective from 1 January 2004, the Falconbridge Group adopted a new standard for the accounting treatment of asset retirement obligations, leading to a restatement of its 2003 financial statements. Accordingly, the discussion in the section headed "Year ended 31 December 2004 (as reported) compared with year ended 31 December 2003 (restated)" in this section D below compares the reported results for the year ended 31 December 2004 with the restated results for the year ended 31 December 2003.

Some of the information in the review set forth below and elsewhere in this document and in the information incorporated by reference into this document includes forward-looking statements that involve risks and uncertainties. See the section of this document headed "Presentation of Information – Cautionary note regarding forward-looking statements" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this document. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this document, particularly in the section of this document headed "Risk Factors".

See also the section of this document headed "Presentation of Information – Presentation of financial information".

Investors and potential investors should read the whole of this document and not just rely on summarised or key information.

Overview of the Falconbridge Group's business

The Falconbridge Group's principal products are nickel, copper, zinc and aluminium, with the balance of the Falconbridge Group's products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

The principal markets for the Falconbridge Group's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for the Falconbridge Group's products in 2005, accounting for 36% of consolidated sales (2004 – 36%), with Canada accounting for 16% of consolidated sales (2004 – 17%), Europe 23% of consolidated sales (2004 – 26%) and other countries 25% of consolidated sales (2004 – 21%).

Principal factors affecting the Falconbridge Group's business

The Falconbridge Group's business is international in scope and, in essence, is the production and marketing of base metal commodities and the by-products of those production processes and the treatment of custom feed materials. As a result, profitability and cash flows from operations are determined primarily by the price of the metals sold and the Falconbridge Group's ability to produce at a low cost.

D. Operating and financial review relating to the Falconbridge Group (continued)

Prices and markets

Historically, the Falconbridge Group has experienced and expects to continue to be subject to volatile commodity prices, which are influenced primarily by the world supply-demand balance for those commodity products and related processing services, and other related factors such as speculative activities by market participants, production activities by competitors, political and economic conditions, as well as production costs in major producing regions. The realised price for metals is also influenced by regional supply-demand factors, the availability and price of secondary or metal containing scrap materials, and other substitute commodity products. The Falconbridge Group generally realises prevailing market prices and does not hedge the price it realises on the sale of its own production. For an overview of the industries in which the Falconbridge Group operates, see Part II – "Information on the Enlarged Xstrata Group – Overview of the industries in which the Enlarged Xstrata Group operates".

Production costs

The other primary determinant of profitability and cash flow from the Falconbridge Group's operations is the Falconbridge Group's ability to produce at a low cost. Production costs are largely influenced by ore grades, mine planning, processing technology, energy and supply costs and the impact of exchange rate fluctuations on costs of operations.

Capital

The Falconbridge Group's business is capital intensive with significant costs involved in exploration activities, and the development and maintenance of mining and metallurgical facilities. As such, securing low-cost capital is instrumental in profitability.

Historically, the Falconbridge Group has sourced capital from common and preferred equity markets, public debt markets and bank debt. A more detailed description of the Falconbridge Group's use of interest rate and foreign currency management instruments is provided in this Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – D. Operating and financial review relating to the Falconbridge Group – Six-month period ended 30 June 2006 compared with six-month period ended 30 June 2005 – Financial instruments and other instruments", in this Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – D. Operating and financial review relating to the Falconbridge Group - Year ended 31 December 2005 compared with year ended 31 December 2004 (restated) - Financial instruments and other instruments" and in this Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – D. Operating and financial review relating to the Falconbridge Group – Year ended 31 December 2004 (as reported) compared with year ended 31 December 2003 (restated) – Financial instruments and other instruments".

Significant developments during the period under review

Six-month period ended 30 June 2006

Major developments in relation to the Falconbridge Group in the six-month period ended 30 June 2006 included:

- Inco Offer for Falconbridge:

  On 11 October 2005, Inco Limited announced the Inco Offer to acquire all outstanding Falconbridge Shares. On 13 May 2006, Inco announced an improved offer that when subject to pro-ration would have provided Falconbridge Shareholders with C$12.50 in cash and 0.524 of an Inco share.

  Following the Phelps Dodge offer to acquire Inco that was announced on 26 June 2006 (see details below), Inco subsequently revised its offer on 26 June 2006 to C$17.50 and 0.55676 Inco shares on the pro-rated basis and again on 16 July 2006 to C$18.50 and 0.55676 Inco shares on the pro-rated basis.

  The Inco Offer expired on 28 July 2006 without Inco taking up any Falconbridge Shares.

  In connection with the Inco Offer, Falconbridge and Inco reached regulatory clearance agreements with the US Department of Justice and the European Commission which determined that the proposed remedy was acceptable to allow the proposed Inco and Falconbridge transaction to proceed. The remedy consisted of the conditional sale of the Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that procure third-party feed materials and market and sell the refined products to LionOre. The sale would have included an agreement to

D. Operating and financial review relating to the Falconbridge Group (continued)

supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The sale of the Nikkelverk refinery and the Falconbridge marketing and custom feed organisations was conditional upon the completion of the Inco Offer. As a result of the termination of the Inco Offer, the asset sales under the Falconbridge LionOre Agreement did not proceed. See paragraph 22.6 of Part VIII – "Additional Information – Material contracts".

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement described in paragraph 22.17 of part VIII – "Additional Information – Material contracts".

- Phelps Dodge Inco Combination:

  On 26 June 2006, Phelps Dodge announced in conjunction with Inco and Falconbridge that the three companies had agreed to combine. Phelps Dodge offered to acquire all of the outstanding common shares of Inco for a combination of cash and shares. Each Inco shareholder would receive 0.672 Phelps Dodge shares and C$17.50 in cash for each Inco common share on a pro-rated basis. Phelps Dodge subsequently revised its offer on 16 July 2006 to C$20.25 and 0.672 Phelps Dodge shares on a prorated basis. The Phelps Dodge offer to Inco shareholders would also have been available to all Falconbridge Shareholders, upon the successful take up of Falconbridge Shares by Inco under the terms of the Inco Offer, for any Inco common shares received pursuant to the offer. Falconbridge's role in the Phelps Dodge Inco Combination ended on the expiry on 28 July 2006 of the Inco Offer without Inco taking up any Falconbridge Shares. On 5 September 2006, Inco announced that it had agreed with Phelps Dodge to terminate the Phelps Dodge Inco Combination Agreement and Phelps Dodge's offer for Inco terminated without Phelps Dodge taking up any Inco shares.

- Xstrata Offer:

  On 18 May 2006, Xstrata made its offer to purchase for cash all of the outstanding Falconbridge Shares at an offered price of C$52.50 per share. On 11 July 2006, Xstrata announced its intention to increase its all cash offer price to C$59.00 per share. On 21 July 2006, Xstrata increased its offer for Falconbridge to C$62.50 per common share in cash and waived the minimum tender condition under the Xstrata Offer. The Xstrata Offer completed on 25 August 2006 and the Enlarged Xstrata Group now owns approximately 97.1% of the Falconbridge Shares and Xstrata has begun a compulsory acquisition process to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006, after which Falconbridge will be a wholly-owned indirect subsidiary of Xstrata.

- Declaration of Falconbridge Special Dividend

  On 16 July 2006, Falconbridge declared the Falconbridge Special Dividend of C$0.75 per Falconbridge Share that was paid on 10 August 2006 to Falconbridge Shareholders on record at the close of business on 26 July 2006.

- Redemption of Junior Preference Shares

  On 26 April 2006, Falconbridge redeemed a total of 20 million shares, or US$500 million, of its outstanding Junior Preference Shares, based upon shareholders of record on 22 March 2006. Falconbridge utilised then existing cash balances to fund the redemption. On 28 June 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately US$250 million utilising internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

- Falconbridge offer to acquire outstanding Novicourt shares

  On 22 June 2006, Falconbridge announced that it would offer to acquire by way of a takeover bid all of the outstanding common shares of its subsidiary, Novicourt Inc., that it did not already own (being approximately 37.9% of the common shares of Novicourt). Falconbridge offered an aggregate of approximately C$17.5 million (approximately

D. Operating and financial review relating to the Falconbridge Group (continued)

US$15.7 million) in cash under the offer. The offer, as extended, expired on 22 August 2006, resulting in Falconbridge now holding approximately 93.6% of the common shares of Novicourt. The balance of the Novicourt shares will be acquired by Falconbridge under a second step business compulsory acquisition transaction, expected to be completed in October 2006, after which Novicourt will be a wholly-owned subsidiary of Falconbridge.

- The adoption of the Second Falconbridge Shareholder Rights Plan pursuant to an agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company, as rights agent, that was cease traded on 28 July 2006, as described in paragraph 22.7 of Part VIII – "Additional Information – Material contracts".

Year ended 31 December 2005

Major developments in relation to the Falconbridge Group in the year ended 31 December 2005 included:

- the continued progress on the Raglan Optimisation Programme;
- the construction at the molybdenum recovery plant, which started-up in the fourth quarter of 2006, at Compañía Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi");
- the continuation of the feasibility study on the second expansion of the copper concentrator at Collahuasi;
- the development of the new leaching pad for run-of-mine ore at Lomas Bayas;
- the Kidd Mine D shaft progress with the ramp and lateral development being at 97% of plan;
- the finalisation of a joint-venture agreement between Falconbridge and Barrick Gold Corporation regarding the Kabanga nickel deposit in Tanzania and related concessions;
- the earn-in of a 70% joint venture interest in the El Morro (Chile) copper/gold property from Metallica Resources Inc.;
- the completion on 5 May 2005, of Noranda's issuer bid to exchange Noranda common shares for new Junior Preference Shares. A total of 63,377,140 Noranda common shares were repurchased as a result of this offer and a total of 50,000,000 new junior preference shares were issued as consideration;
- the completion of Noranda's takeover bid of the Former Falconbridge whereby it offered to exchange 1.77 Noranda common shares for each outstanding Former Falconbridge common share that it did not own. 58,476,589 Former Falconbridge common shares were validly deposited under the offer, increasing Noranda's ownership to 164,235,689 or 91% of the outstanding Former Falconbridge common shares;
- the issue and sale of US$250 million of 12-year 5.5% and US$250 million of 30-year 6.2% unsecured notes of Noranda;
- the redemption of US$500 million (20,000,000 shares) of Falconbridge's outstanding Junior Preference Shares;
- the sale of the assets and liabilities of the Falconbridge Group's Lockerby Mine in Sudbury, including all closure obligations, to First Nickel Inc.;
- the approval on 30 June 2005 by Noranda and Former Falconbridge shareholders of the amalgamation of the two companies. The amalgamated company chose to continue under the operating name Falconbridge Limited and effective 6 July 2005 began trading under new stock symbols (TSX: FAL.LV and NYSE: FAL);
- the depletion of ore reserves at the Louvicourt mine and final production on 12 July 2005. The Louvicourt mine was a major supplier of copper and zinc concentrates to the Falconbridge Group's Horne smelter;
- the commencement of molybdenum production at the Falconbridge Group's Altonorte smelter following the completion of the roaster transformation;

D. Operating and financial review relating to the Falconbridge Group (continued)

- the sale by Falconbridge's subsidiary Noranda Aluminum Inc. of its aftermarket automobile wheel manufacturing and distribution operations, American Racing Equipment ("ARE"), to Platinum Equity, a global mergers and acquisition firm based in Los Angeles, California, for US$40.5 million. The transaction resulted in a gain for Falconbridge of approximately US$1 million. Under the transaction, an affiliate of Platinum Equity acquired all outstanding shares of ARE;

- the acquisition by Xstrata of 73.1 million Falconbridge Shares, or approximately 19.9% of the then outstanding Falconbridge Shares, from Brookfield at a price of C$28 per share, making Xstrata the largest single Falconbridge Shareholder;

- the announcement that the board of directors of Falconbridge had adopted the First Falconbridge Shareholder Rights Plan. This First Falconbridge Shareholder Rights Plan expired on 21 March 2006. See paragraph 22.19 of Part VIII – "Additional Information – Material contracts";

- the realisation of a pre-tax gain of US$13 million on the sale of the Falconbridge Group's stake in Canico Resources Inc. following its acquisition by another metals and mining company;

- the settlement of the Kidd Metallurgical Division's new three-year collective agreement with Canadian Auto Workers – Local 599 which represents the facility's production and maintenance employees;

- the announcement on 11 October 2005 of a takeover bid by Inco Limited for all of the outstanding shares of Falconbridge and endorsement of the acquisition offer by the boards of directors of Falconbridge and Inco and the recommendation by the Falconbridge board that Falconbridge Shareholders tender their shares to the Inco Offer. The Inco Offer expired on 28 July 2006 without Inco taking up any Falconbridge Shares;

- the announcement on 23 December 2005 that Falconbridge reached an agreement on the financing of the Koniambo nickel project with Societé Minière du Sud Pacifique S.A. ("SMSP"), its joint venture partner in the Koniambo nickel project in New Caledonia; and

- the satisfaction of the two conditions precedents under the Bercy Accord prior to 31 December 2005, allowing for the eventual transfer of the Koniambo property to Koniambo Nickel, a company owned 49% by the Falconbridge Group and 51% by its partner SMSP.

Year ended 31 December 2004

Major developments in relation to the Falconbridge Group in the year ended 31 December 2004 included:

- the achievement of increased profitability in all four Falconbridge Group business units, including zinc and aluminium;

- the advancement of new production capacity at the Collahuasi mine;

- the commencement of an underground definition programme at the Nickel Rim South project with production targeted for 2009;

- the successful ramp-up at Lomas Bayas following completion of the crusher expansion project ahead of schedule and under budget;

- the achievement of planned nickel production following the three week strike at the Sudbury mines;

- the advancement of Phase One of the Raglan Optimisation Programme;

- the procurement of additional long-term zinc concentrate supply for the Kidd Creek refinery;

- the execution of an agreement to acquire a 50% interest in the Lennard Shelf zinc mine in Australia;

D. Operating and financial review relating to the Falconbridge Group (continued)

- the acquisition of a 50% interest in Kaiser Aluminum Gramercy alumina plant in Gramercy, Louisiana, and related bauxite mining assets in Jamaica;
- the completion of the removal of residual lake sediment at the Antamina copper/zinc mine enabling access to higher-grade ores;
- the advancement and near completion of the Kidd Mine D expansion project;
- the commencement of scoping studies for further expansions at Falcondo, Lomas Bayas and Collahuasi;
- the completion of the bankable feasibility study for the Koniambo project in New Caledonia;
- the renewal of collective labour agreements at the Collahuasi mine, CCR refinery, CEZ refinery, Matagami mine, Noranda Recycling – Roseville, Nikkelverk, Altonorte and American Racing;
- the completion of the Montcalm mine development, ahead of time, and under budget, with the milling of ore commencing in October;
- the continued advancement of exploration programmes at Raglan and Sudbury, Canada and West Wall and El Morro, Chile; and
- the announcement by Noranda that it had entered into exclusive negotiations with China Minmetals Corporation regarding the acquisition of Noranda, and the subsequent announcement by Noranda in November 2004 that the period for such exclusive negotiations would not be extended.

Year ended 31 December 2003

Major developments in relation to the Falconbridge Group in the year ended 31 December 2003 included:

- the announcement of the Falconbridge Group's plans to rationalise its magnesium business and the temporary shutdown of its Magnola magnesium plant in Danville, Quebec, as a result of adverse market conditions. The plant was closed in April 2003. A US$33 million pre-tax charge related to costs incurred to shut down the plant was recorded in 2003;
- the advancement of important development programmes at Collahuasi and Kidd Creek to maintain copper production levels;
- the shut down of the zinc refining operations located at the Kidd Metallurgical site in Timmins, Ontario for 13 weeks during the summer for market and supply-related reasons;
- the completion by the Altonorte smelter, in Chile, of a major modernisation and US$170 million Phase 3 expansion project;
- the public offering by Noranda of 6,000,000 Cumulative Redeemable Series H Shares with a quarterly cumulative dividend at a rate of 6.25% per annum (the "Series H Shares") for gross proceeds of C$150 million;
- Noranda's private placement of 6,000,000 Cumulative Preferred Shares, Series I with a quarterly cumulative dividend at a rate of 8% per annum (the "Series I Shares") for gross proceeds of C$150 million. All of the Series I Shares were purchased by Brascan pursuant to the exercise by Noranda of a put option previously granted by Brascan. The Series I Shares were redeemed by Noranda in August 2003 in accordance with their terms;
- purchase of a 3.3% net proceeds interest relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for US$22.5 million. The purchase was completed under a put-call agreement entered into between the companies in February 2002;

D. Operating and financial review relating to the Falconbridge Group (continued)

- advancement on the work at the Koniambo Project in New Caledonia including the mobilisation of the project team to begin the bankable feasibility study and financing discussions progression with the French government;

- the completion of the following transactions, among others, as part of the Company's recapitalisation plan to improve Noranda's balance sheet by reducing debt:

  (a) the reduction of Noranda's quarterly dividend from C$0.20 per share to C$0.12 per share;

  (b) the release of guarantees of Noranda in the amount of US$442 million on 1 July 2003 with respect to the Antamina project loan by converting these facilities to a non-recourse basis;

  (c) the secondary offering of Noranda's remaining 11,984,900 Priority Units of the Noranda Income Fund in July 2003 for gross proceeds of approximately US$84 million. Subsequent to the offering, Noranda retained a 25% interest in the Noranda Income Fund through its holding of Ordinary Units of Noranda Income Limited Partnership, exchangeable on a one for one basis for Priority Units of Noranda Income Fund upon the occurrence of certain events;

  (d) the issue and sale in August 2003 of 28.52 million common shares of Noranda to a syndicate of underwriters and of 20 million common shares to Brascan, for total net proceeds of approximately C$601 million. The outstanding Series I Shares were redeemed as part of this transaction; and

  (e) the issue and sale in September 2003, of 12-year 6% unsecured notes of Noranda in an aggregate principal amount of US$350 million;

- Noranda's announcement that the ore reserves at the Bell Allard zinc mine in Matagami, Quebec would be depleted in 2004 and that operations at the Bell Allard mine would cease in the fourth quarter of 2004;

- the retirement of Lars-Eric Johansson from his position as Executive Vice-President and Chief Financial Officer of Noranda and the appointment of Steven Douglas, previously the Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, as his successor; and

- the signing of new collective agreements in respect of the Falconbridge Group's operations at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne, Lomas Bayas, Antamina, Norandal Salisbury, Noranda Recycling – Roseville and Altonorte.

D. Operating and financial review relating to the Falconbridge Group (continued)

Financial impact of the amalgamation of Noranda and Former Falconbridge

For information on the financial impact of the Falconbridge Amalgamation which became effective on 30 June 2005, see note 2 of the unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006, as set out in Part X – "Financial Information Relating to the Falconbridge Group".

The preliminary fair value of the 41.5% of the assets and liabilities acquired from Former Falconbridge exceeded the book value of those assets by approximately US$1.4 billion, which was allocated to the assets and liabilities of the acquired assets at their respective preliminary fair values. The preliminary allocation of these values was as follows:

	Unaudited Canadian GAAP US$m
Preliminary fair value increment of assets acquired by Falconbridge	
Accounts receivable	9
Metals and other inventories	42
Operating capital assets	1,966
Development projects	255
Investments and other assets	(41)
Preliminary fair value increment of liabilities assumed by Falconbridge	
Long-term debt	8
Future income taxes	(708)
Asset retirement obligation, pension and other provisions	(114)
Net assets acquired	1,417
Book value of minority interest and other	1,117
Acquisition value	2,534

Purchase accounting rules required an allocation of the purchase costs to assets and liabilities acquired under the transaction. During the second quarter of 2006, the allocation to the assets and liabilities was finalised. The impact of the finalisation of the purchase price allocation on 30 June 2006 from the preliminary purchase price allocation was to decrease operating capital assets by US$789 million, decrease development projects by US$266 million, increase investment and other assets by US$116 million, increase goodwill by US$529 million and decrease future income taxes by US$410 million.

Integrated operations

As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Falconbridge Group with maximum flexibility in both minimising costs and maximising operating performance by processing its own minerals. This integration also reduces the Falconbridge Group's exposure to treatment-charge fluctuations and shipping-rate volatility.

When milling, smelting or refining capacity exceeds the Falconbridge Group's own mine production, Falconbridge acquires third-party concentrates and secondary feeds to utilise this capacity and realise incremental treatment revenues. These treatment revenues provide incremental income to Falconbridge Group and absorb fixed costs at metallurgical sites, with custom milling, smelting and refining operations being conducted throughout Falconbridge Group as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. The flexibility of the processing facilities enables Falconbridge Group to treat complex ores, concentrates and secondary feeds.

The Falconbridge Group also captures the sulphur content of the concentrates that it treats at its metallurgical sites and produces sulphuric acid as a marketable by-product. This by-product can provide incremental revenues that help reduce cash operating costs.

The price paid to suppliers of custom feeds varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. Falconbridge's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimise the investment required to bring new deposits into commercial production.

D. Operating and financial review relating to the Falconbridge Group (continued)

Six-month period ended 30 June 2006 compared with six-month period ended 30 June 2005

Financial overview

For the six-month period ended 30 June 2006, Falconbridge's consolidated net income totalled US$1,190 million, with basic earnings per share of US$3.17 and diluted earnings per share of US$3.12. This compared with net income of US$378 million, with basic earnings per share of US$1.20 and diluted earnings per share of US$1.19 for the six-month period ended 30 June 2005.

Revenues

Revenues for the six-month period ended 30 June 2006 were US$6.81 billion, 72% higher than revenues of US$3.95 billion in the six-month period ended 30 June 2005. The increase was mainly due to higher realised metal prices, increased copper, nickel and aluminium sales volumes and increased revenue contribution from by-product molybdenum credits. Falconbridge Group business unit revenues for the six-month period ended 30 June 2006 were 111% higher for copper, 15% higher for nickel, 132% higher for zinc and 24% higher for aluminium as compared with those for the six-month period ended 30 June 2005.

Average realised prices

Average realised prices for the Falconbridge Group's main products during the six-month period ended 30 June 2006 and the six-month period ended 30 June 2005 were as follows:

	Six months ended 30 June	
	2005 US$ per pound	2006
Copper	1.55	2.82
Nickel	7.34	7.89
Zinc	0.63	1.32
Aluminium	0.91	1.20
Lead	0.50	0.61

Operating expenses

Operating expenses totalled US$4.83 billion in the six-month period ended 30 June 2006, compared to US$3.02 billion in the six-month period ended 30 June 2005, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to US$1.57 billion in the six-month period ended 30 June 2006 from US$1.24 billion in the six-month period ended 30 June 2005 due to increased mined and refined copper production, higher refined zinc production, increased primary and rolled aluminium production, higher energy and supplies/consumables costs and the impact of a weaker US dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 9% to US$0.88 in the six-month period ended 30 June 2006 from US$0.81 during the six-month period ended 30 June 2005.

The value of raw material feed purchases was US$2.93 billion in the six-month period ended 30 June 2006, or almost double the US$1.52 billion recorded in the six-month period ended 30 June 2005 due to higher metal prices and increased custom feed processing at the Horne smelter and CCR refinery. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

Depreciation, amortisation and accretion expense increased to US$328 million in the six-month period ended 30 June 2006 from US$265 million in the six-month period ended 30 June 2005, with the increase being primarily attributable to the amortisation of the fair value increment related to the purchase of Former Falconbridge minority shareholders' interest. Net interest expense increased to US$77 million in the six-month period ended 30 June 2006 from US$65 million in the six-month period ended 30 June 2005 due to the early redemption premium of US$8 million paid to holders at the time of the redemption of US$750 million of junior preference shares in the second quarter of 2006. Minority interest in earnings of subsidiaries decreased to US$5 million in the six-month period ended 30 June 2006 from US$149 million in the six-month period ended 30 June 2005 largely as a result of the elimination of Former Falconbridge's minority share ownership. Tax expenses recorded increased to US$628 million in the six-month period ended 30 June 2006 from US$257 million during the six-month period ended 30 June 2005, due to the overall increase in profitability.

D. Operating and financial review relating to the Falconbridge Group (continued)

Income generated by operating assets

Income generated by operating assets for the six-month period ended 30 June 2006 was US$1.98 billion, 115% higher than US$922 million in the six-month period ended 30 June 2005. Income generated by operating assets increased 211% to US$1,346 million in the Falconbridge Copper Business, decreased 3% to US$383 million in the Nickel Business, increased from US$31 million to US$215 million in the Falconbridge Zinc Business and increased 71% to US$120 million in the Aluminum Business, in each case comparing the six-month period ended 30 June 2006 with the six-month period ended 30 June 2005.

Net income totalled US$1.190 billion in the six-month period ended 30 June 2006, with basic earnings per share of US$3.17 and diluted earnings per share of US$3.12 for the six-month period ended 30 June 2006, 215% higher than net income of US$378 million, with basic earnings per share of US$1.20 and diluted earnings per share of US$1.19 in the six-month period ended 30 June 2005. Higher net income reflected higher realised metal and by-product prices and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets

Consolidated assets totalled US$13.2 billion as at 30 June 2006, compared with US$12.4 billion as at 31 December 2005. The increase was primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects and higher working capital levels due to increased metals prices.

Minority interest increased from US$54 million at 31 December 2005 to US$243 million as at 30 June 2006. The increase was attributable to consolidating the Koniambo Nickel joint venture that was formed during the second quarter of 2006. The Falconbridge Group owns 49% of the net assets of the joint venture and the minority interest represents the 51% of the net assets that are owned by the Falconbridge Group's partner, SMSP.

Falconbridge Copper Business

The table below provides selected summary information in relation to the Falconbridge Copper Business for the six-month period ended 30 June 2005, the six-month period ended 30 June 2006, the three-month periods ended 30 June 2005 and 30 June 2006 and the three month periods ended 31 March 2005 and 31 March 2006:

	Unaudited Canadian GAAP					
	Three months ended 31 March		Six months ended 30 June		Three months ended 30 June	
	2005	2006	2005	2006	2005	2006
Production: (tonnes)						
Mined copper	106,000	104,800	208,600	212,400	101,700	107,500
Refined copper	121,600	143,100	246,300	287,500	124,700	144,500
Mined zinc	47,600	37,600	102,700	79,900	55,100	42,300
Refined zinc	38,000	37,300	73,500	77,400	35,600	40,000
Sales (tonnes)						
Contained copper	210,800	280,800	416,700	527,800	205,900	247,000
Contained zinc	56,100	41,500	99,100	86,900	43,000	45,500
Revenues (US$m)	968	1,768	2,012	4,247	1,044	2,479
Realised copper price (US$/lb)	1.54	2.29	1.55	2.82	1.57	3.39
Mining, processing and refining costs (US$m)	242	320	506	630	264	310
Cash costs (US$/lb of copper)	0.35	0.30	0.29	0.16	0.21	0.03
Income from operating assets (US$m)	231	489	433	1,346	202	857

Revenues. For the three-month period ended 30 June 2006, Falconbridge Copper Business revenues increased by 137% to US$2.48 billion from US$1.04 billion in the three-month period ended 30 June 2005, reflecting higher realised copper and zinc prices and higher copper sales volumes. Copper sales volumes totalled 247,000 tonnes in the three-month period ended 30 June 2006, up 20% from 205,900 tonnes reported in the three-month period ended 30 June 2005. In the three-month period ended 30 June 2006, mine concentrate sales were 23% higher at 53,300 tonnes, anode sales were 15% higher at 47,900 and cathode sales were 27% higher at 145,800 tonnes, in each case compared with the three-month period ended 30 June 2005. Sales of by-product zinc volumes totalled 45,500 tonnes in the three-month period ended 30 June 2006 versus 43,000 tonnes during the three-month period ended 30 June 2005. Higher zinc sales

from the Kidd Creek refinery accounted for the increase. Antamina concentrate stocks at the end of the three-month period ended 30 June 2006 were significantly higher than normal due to vessel shipping delays that deferred some June shipments into July.

During the three-month period ended 30 June 2006, copper revenues were higher as the realised copper price of US$3.39/lb increased 116% compared to US$1.57/lb realised in the three-month period ended 30 June 2005. Also contributing to Falconbridge Copper Business revenues were significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines. Combined molybdenum concentrate sales were 77% higher at 1,000 tonnes in three-month period ended 30 June 2006 compared with the three-month period ended 30 June 2005.

For the three-month period ended 31 March 2006, Falconbridge Copper Business revenues increased 83% to US$1,768 million from US$968 million in the three-month period ended 31 March 2005, reflecting higher realised copper and zinc prices and higher copper sales volumes. Copper sales volumes totalled 280,800 tonnes in the three-month period ended 31 March 2006, up 30% from the three-month period ended 31 March 2005, as output from all copper smelters and refineries increased during the three-month period ended 31 March 2006.

Sales of by-product zinc volumes totalled 41,500 tonnes in the three-month period ended 31 March 2006 versus 56,100 tonnes during the three-month period ended 31 March 2005. The majority of the zinc sales decrease was attributable to lower production at Antamina that resulted from lower zinc grades that were mined.

During the three-month period ended 31 March 2006, copper revenues were higher as the realised copper price of US$2.29/lb increased 49% compared to US$1.54/lb realised in the three-month period ended 31 March 2005. Also contributing to Falconbridge Copper Business revenues were significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines.

Costs. Total operating expenses for the Falconbridge Copper Business increased to US$1,622 million in the three-month period ended 30 June 2006 from US$842 million in the three-month period ended 30 June 2005. Mining, processing and refining costs increased to US$310 million in the three-month period ended 30 June 2006 from US$264 million in the three-month period ended 30 June 2005 as a result of the impact of a weaker US dollar, higher energy and supply costs and increased smelter and refinery output. The value of purchased raw material feeds increased to US$1,247 million in the three-month period ended 30 June 2006 from US$510 million in the three-month period ended 30 June 2005 due to the significant rise in copper prices and the increased custom materials throughput at the Horne smelter and CCR refinery. Depreciation decreased to US$65 million in the three-month period ended 30 June 2006 from US$68 million in the three-month period ended 30 June 2005. The operating cash cost of producing a pound of copper in the three-month period ended 30 June 2006 decreased to US$0.03/lb from US$0.21/lb in the three-month period ended 30 June 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Total operating expenses for the Falconbridge Copper Business increased to US$1,279 million in the three-month period ended 31 March 2006, from US$737 million in the three-month period ended 31 March 2005. Mining, processing and refining costs increased to US$320 million in the three-month period ended 31 March 2006 from US$242 million in the three-month period ended 31 March 2005 as a result of the impact of a weaker US dollar, higher energy and supply costs and increased smelter and refinery output. The value of purchased raw material feeds increased to US$871 million in the from US$440 million in the three-month period ended 31 March 2005 due to the significant rise in copper prices and the increased production and sales from the copper smelters and refineries. Depreciation increased to US$88 million from US$55 million due to the amortisation of the fair value increment related to the acquisition of Former Falconbridge and due to increased copper sales volumes from Kidd Creek. The operating cash cost of producing a pound of copper in the three-month period ended 31 March 2006 decreased to US$0.30/lb from $0.35/lb in the three-month period ended 31 March 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets. Operating income for the copper business in the three-month period ended 30 June 2006 more than quadrupled to US$857 million from US$202 million in the three-month period ended 30 June 2005 as a result of significantly higher revenues that were partially offset by higher costs. Operating income benefited from higher sales volumes and metals prices, higher treatment and refining charges and increased throughput at the Horne

smelter and CCR refinery. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker US dollar on operating costs and higher energy and supply costs.

Operating income for the Falconbridge Copper Business in the three-month period ended 31 March 2006 increased 112% to US$489 million from US$231 million in the three-month period ended 31 March 2005 as a result of significantly higher revenues that were somewhat offset by higher costs. Operating income also benefited from higher treatment and refining charges and increased throughput at all three copper smelters and both copper refineries. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker US dollar on operating costs and higher energy and supply costs.

Production. During the three-month period ended 30 June 2006, copper mine production from Canadian and South American operations totalled 107,500 tonnes, an increase of 6% compared to 101,700 tonnes in the three-month period ended 30 June 2005. While Antamina mined copper output was 800 tonnes lower, Collahuasi, Lomas Bayas and Kidd Creek mined copper production were all higher than the three-month period ended 30 June 2005. Collahuasi copper was 14% higher at 11,300 tonnes in the three-month period ended 30 June 2006 compared with the three-month period ended 30 June 2005.

By-product zinc-in-concentrate production was 23% lower at 42,300 tonnes in the three-month period ended 30 June 2006 versus 55,100 tonnes in the three-month period ended 30 June 2005. Lower by-product zinc mine production was recorded at both Antamina and Kidd Creek due to lower zinc grades.

Offsetting 56% higher anode production at the Horne smelter was lower production at the Altonorte smelter and Kidd Creek smelters. Altonorte anode production was 14,000 tonnes lower than the three-month period ended 30 June 2005 due mostly to lower concentrate grades. Total anode production was 146,300 tonnes in the three-month period ended 30 June 2006 versus 149,000 tonnes in the three-month period ended 30 June 2005.

Refined copper production was 144,500 tonnes in the three-month period ended 30 June 2006 versus 124,700 tonnes in the three-month period ended 30 June 2005 due primarily to increased production at the CCR refinery. The CCR refinery cathode production increased to 94,100 tonnes during the three-month period ended 30 June 2006 from 67,200 tonnes in the three-month period ended 30 June 2005, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes at CCR. Kidd Creek refined cathode production was 21% lower in the three-month period ended 30 June 2006 compared with the three-month period ended 30 June 2005 due to a scheduled six-week maintenance outage that occurred during the three-month period ended 30 June 2006.

During the three-month period ended 31 March 2006, copper mine production from Canadian and South American operations totalled 104,800 tonnes, compared to 106,900 tonnes in the three-month period ended 31 March 2005. Lower copper production at Collahuasi was partially offset by higher production from Antamina and Kidd Creek. By-product zinc-in-concentrate production was 21% lower at 37,600 tonnes in the three-month period ended 31 March 2006 versus 47,600 tonnes in the three-month period ended 31 March 2005. Lower by-product zinc mine production recorded at Antamina was partially offset by higher zinc concentrate production at Kidd Creek.

At Antamina, copper-in-concentrate production was 34,200 tonnes in the three-month period ended 31 March 2006, an increase of 10% from the three-month period ended 31 March 2005 due to richer copper grades (1.47% compared with 1.41%) resulting from a change in the ore type mix. Partially offsetting higher copper output at Antamina were lower zinc grades and production due to the intrinsic variability for such complex skarn deposits.

Copper production at the Lomas Bayas mine was 15,600 tonnes in the three-month period ended 31 March 2006, down 4% from the three-month period ended 31 March 2005, mainly due to adverse weather conditions.

Kidd Creek mined copper production was 23% higher in the three-month period ended 31 March 2006 at 13,800 tonnes compared with the three-month period ended 31 March 2005, due to higher copper head grades and mill throughput.

At the Collahuasi mine, the Falconbridge Group's share of production totalled 41,200 tonnes in the three-month period ended 31 March 2006, compared with 48,400 tonnes in the three-month period ended 31 March 2005. Production was lower primarily due to lower head grades (1.09% compared with 1.25%) and lower mill throughput associated mostly with

material handling problems at the primary crusher and conveyor system and due to an electrical failure of the motor in one of the SAG mills. The 10-day outage of the affected mill occurred in late March 2006.

At the Altonorte smelter, copper anode production of 66,000 tonnes was 14% higher in the three-month period ended 31 March 2006 compared with the three-month period ended 31 March 2005, due to improved operations. In addition, in the three-month period ended 31 March 2005 the Altonorte smelter had a scheduled shutdown which reduced production.

Refined copper production was 143,100 tonnes in the three-month period ended 31 March 2006 versus 121,600 tonnes in the three-month period ended 31 March 2005. Kidd Creek refinery production was up 7% to 33,700 tonnes in the three-month period ended 31 March 2006 compared with the three-month period ended 31 March 2005, due to higher mine production and increased custom feed processing. The CCR refinery cathode production increased to 87,200 tonnes during the three-month period ended 31 March 2006 from 67,000 tonnes in the three-month period ended 31 March 2005, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes.

Nickel Business

The table below provides selected summary information in relation to the Nickel Business for the six-month period ended 30 June 2005, the six-month period ended 30 June 2006, the three-month periods ended 30 June 2005 and 30 June 2006 and the three-month periods ended 31 March 2005 and 31 March 2006:

	Unaudited Canadian GAAP					
	Three months ended 31 March		Six months ended 30 June		Three months ended 30 June	
	2005	2006	2005	2006	2005	2006
Production: (tonnes)						
Mined nickel	20,500	19,500	41,200	40,000	20,700	20,500
Refined nickel	27,900	28,400	56,800	55,500	28,900	27,100
Mined copper	8,600	8,900	18,100	17,000	9,500	8,100
Sales (tonnes)						
Contained nickel	27,800	29,600	56,500	57,500	28,700	27,900
Refined copper	15,500	13,200	18,800	21,000	10,000	10,300
Revenues (US$m)	535	581	1,145	1,314	610	733
Realised nickel price (US$/lb)	7.03	6.84	7.34	7.89	7.64	9.00
Realised ferronickel price (US$/lb)	6.70	6.63	7.13	7.39	7.55	8.19
Mining, processing and refining costs (US$m)	170	214	391	460	221	246
Cash costs (US$/lb of nickel) – INO	2.51	2.60	2.83	2.71	3.07	2.83
Cash costs (US$/lb of nickel) – Falcondo	3.88	4.82	4.05	5.07	4.19	5.30
Cash costs (US$/lb of nickel) – NBU	2.94	3.38	3.25	3.56	3.49	3.73
Income from operating assets (US$m)	194	148	394	383	200	235

Revenues. For the three-month period ended 30 June 2006, Nickel Business revenues of US$733 million increased from US$610 million in the three-month period ended 30 June 2005. Nickel sales volumes decreased 3% to 27,900 tonnes in the three-month period ended 30 June 2006 from 28,700 tonnes in the three-month period ended 30 June 2005. Total Nikkelverk refined copper sales were 3% higher from the three-month period ended 30 June 2005.

INO refined nickel sales of 20,100 tonnes in the three-month period ended 30 June 2006 decreased by 9% from 22,000 tonnes in three-month period ended 30 June 2005 due to decreased production at the Nikkelverk refinery. At Falcondo, ferronickel sales volumes increased by 18% to 7,900 tonnes in the three-month period ended 30 June 2006 from 6,700 tonnes in the three-month period ended 30 June 2005, which reflected a depletion of the inventory build-up that resulted from stainless steel market destocking which occurred in the second half of 2005. Cobalt sales of 931 tonnes in the three-month period ended 30 June 2006 decreased 20% from the three-month period ended 30 June 2005. Precious metals revenues increased by US$9 million in the three-month period ended 30 June 2006 compared to the three-month period ended 30 June 2005.

D. Operating and financial review relating to the Falconbridge Group (continued)

Realised nickel prices of US$9.00/lb increased by 18% in the three-month period ended 30 June 2006 compared with US$7.64/lb in the three-month period ended 30 June 2005. Realised ferronickel prices of US$8.19/lb increased by 8% from US$7.55/lb in the three-month period ended 30 June 2005. Realised cobalt prices of US$14.21/lb decreased by 8% in the three-month period ended 30 June 2006, compared with US$15.48/lb in the three-month period ended 30 June 2005.

For the three-month period ended 31 March 2006, Nickel Business revenues of US$581 million increased from US$535 million in the three-month period ended 31 March 2005. Nickel sales volumes increased 6% to 29,600 tonnes in the three-month period ended 31 March 2006 from 27,800 tonnes in the three-month period ended 31 March 2005. By-product copper sales volumes of 13,200 tonnes in the three-month period ended 31 March 2006 decreased 15% from 15,500 tonnes in the three-month period ended 31 March 2005.

Integrated Nickel Operations (INO) sales volumes of refined nickel in the three-month period ended 31 March 2006 were essentially unchanged from the three-month period ended 31 March 2005, at 21,400 tonnes. At Falcondo, ferronickel sales volumes increased by 26% to 8,200 tonnes in the three-month period ended 31 March 2006 from 6,500 tonnes in the three-month period ended 31 March 2005, which reflected the depletion of the inventory build-up that resulted from stainless steel market destocking in the second half of 2005. Cobalt sales of 1,100 tonnes in the three-month period ended 31 March 2006 increased 22% from the three-month period ended 31 March 2005. Precious metals revenues increased by US$14 million in the three-month period ended 31 March 2006 compared to the three-month period ended 31 March 2005.

Realised nickel prices of US$6.84/lb decreased by 3% in the three-month period ended 31 March 2006 compared with US$7.03/lb in the three-month period ended 31 March 2005. Realised ferronickel prices of US$6.63/lb in the three-month period ended 31 March 2006 decreased by 1% from US$6.70/lb in the three-month period ended 31 March 2005. Realised cobalt prices of US$12.41/lb in the three-month period ended 31 March 2006 decreased by 29% compared with US$17.44/lb in the three-month period ended 31 March 2005.

Costs. Total operating expenses increased to US$498 million in the three-month period ended 30 June 2006 from US$410 million in the three-month period ended 30 June 2005. Mining, processing and refining costs increased to US$246 million in the three-month period ended 30 June 2006 from US$221 million in the three-month period ended 30 June 2005 year largely due to the exchange rate impact on operating costs at Canadian operations and increases in energy prices. The value of purchased raw material feeds increased to US$209 million in the three-month period ended 30 June 2006 from US$145 million in the three-month period ended 30 June 2005 due to increased purchased material volumes and higher payable nickel and copper prices.

The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was US$3.73 in the three-month period ended 30 June 2006 compared with US$3.49 for the three-month period ended 30 June 2005. The operating cash cost of producing a pound of nickel from INO mines during the three-month period ended 30 June 2006 was US$2.83, a decrease of US$0.24 or 8% from the three-month period ended 30 June 2005. The decrease in unit costs was the result of higher by-product credits due to increases in by-product metal prices which offset the impact of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs and lower ore grades. At Falcondo, the operating cash cost per pound of ferronickel during the three-month period ended 30 June 2006 was US$5.30 compared with US$4.19 in the three-month period ended 30 June 2005. The increase in Falcondo costs was largely due to the increase in the oil price, as average oil costs rose from US$46.98 per barrel in the three-month period ended 30 June 2005 to US$60.62 per barrel during the three-month period ended 30 June 2006. Oil is the source of fuel for the electricity plant operated on site at Falcondo and represented 74% of total operating costs during the three-month period ended 30 June 2006.

Total operating expenses increased to US$433 million in the three-month period ended 31 March 2006 from US$341 million in the three-month period ended 31 March 2005. Mining, processing and refining costs increased to US$214 million in the three-month period ended 31 March 2006 from US$170 million in the three-month period ended 31 March 2005, largely due to the exchange rate impact on operating costs at Canadian operations, increases in energy prices and increased sales volumes. The value of purchased raw material feeds increased to US$166 million in the three-month period ended 31 March 2006 from US$142 million in the three-month period ended 31 March 2005, due to increased purchased material volumes and higher payable copper prices. The operating cash cost per pound of mined nickel for all of the Falconbridge Group (including INO and Falcondo) was US$3.38 in the three-month period ended 31 March 2006 compared with US$2.94 for the three-month period ended 31 March 2005. The operating cash cost of producing a pound of nickel

from INO mines, was US$2.60 in the three-month period ended 31 March 2006. The US$0.09/lb, or 4%, increase in costs from the three-month period ended 31 March 2005 was the result of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. These higher costs offset the impact of increased by-product credits that resulted from higher by-product metal prices.

At Falcondo, operating cash cost per pound of ferronickel was US$4.82 in the three-month period ended 31 March 2006, compared with US$3.88 in the three-month period ended 31 March 2005. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from US$38.83 per barrel in the three-month period ended 31 March 2005 to US$52.15 per barrel in the three-month period ended 31 March 2006. Oil is the source of fuel for the electricity plant operated on site and represented 71% of total operating costs at Falcondo during the three-month period ended 31 March 2006.

Income generated by operating assets. Operating income for the Nickel Business totalled US$235 million in the three-month period ended 30 June 2006, compared to US$200 million in the three-month period ended 30 June 2005. The US$35 million increase was mainly due to the impact of higher metal prices which offset increases in the costs of operations, including higher energy costs, the higher value of purchased raw materials and the impact of lower nickel and cobalt sales volumes. Depreciation charges decreased 2% to US$43 million from the three-month period ended 30 June 2006.

Operating income for the Nickel Business in the three-month period ended 31 March 2006 totalled US$148 million, compared to US$194 million in the three-month period ended 31 March 2005. The US$46 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and the higher value of purchased raw materials. Depreciation charges increased due to the amortisation of the fair value increment associated with the amalgamation of Former Falconbridge and Noranda. Higher costs offset the beneficial impact of slightly higher sales volumes during the three-month period ended 31 March 2006 versus the three-month period ended 31 March 2005.

Production. Total refined nickel production decreased 6% to 27,100 tonnes during the three-month period ended 30 June 2006 versus 28,900 tonnes during the three-month period ended 30 June 2005. Total mined nickel production was 1% lower at 20,500 tonnes in the three-month period ended 30 June 2006 compared with the three-month period ended 30 June 2005.

Sudbury mines production was 4,300 tonnes of nickel and 5,200 tonnes of copper during the three-month period ended 30 June 2006, compared with 5,600 tonnes of nickel and 7,000 tonnes of copper in the three-month period ended 30 June 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower ore grades. At Raglan, nickel in concentrate production in the three-month period ended 30 June 2006 was 6,100 tonnes and copper-in-concentrate production was 1,500 tonnes, compared with 5,200 tonnes of nickel and 1,400 tonnes of copper in the three-month period ended 30 June 2005. The increase in Raglan production was due to higher mill throughput, which was partially offset by the impact of lower ore grades. The Montcalm mine produced 2,600 tonnes of nickel in concentrate and 1,300 tonnes of copper in concentrate in the three-month period ended 30 June 2006, compared to 2,200 tonnes and 1,100 tonnes of nickel and copper respectively in the three-month period ended 30 June 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

At the Sudbury smelter, nickel-in-matte production in the three-month period ended 30 June 2006 decreased to 13,600 tonnes from 15,500 tonnes in the three-month period ended 30 June 2005, as a result of the treatment of lower mine concentrate tonnages and lower feed grades. The Sudbury smelter completed a three-week vacation shutdown in the first part of July 2006.

At the Nikkelverk refinery, refined nickel production was 19,600 tonnes in the three-month period ended 30 June 2006, compared with 21,200 tonnes in the three-month period ended 30 June 2005. Refined copper production at Nikkelverk totalled 10,300 tonnes in the three-month period ended 30 June 2006 compared to 9,700 tonnes in the three-month period ended 30 June 2005. The Falcondo ferronickel refinery produced 7,500 tonnes of nickel in ferronickel in the three-month period ended 30 June 2006, compared with 7,700 tonnes in the three-month period ended 30 June 2005.

Total refined nickel production increased by 2% to 28,400 tonnes during the three-month period ended 31 March 2006 versus 27,900 tonnes during the three-month period ended 31 March 2005. Total mined nickel production was 1,000

tonnes lower at 19,500 tonnes in the three-month period ended 31 March 2006 compared with the three-month period ended 31 March 2005.

Sudbury mines production was 4,500 tonnes of nickel and 6,200 tonnes of copper during the three-month period ended 31 March 2006, compared with 6,100 tonnes of nickel and 6,000 tonnes of copper in the three-month period ended 31 March 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower nickel ore grades. At Raglan, nickel-in-concentrate production in the three-month period ended 31 March 2006 was 5,300 tonnes and copper production was 1,300 tonnes, compared with 6,000 tonnes of nickel and 1,500 tonnes of copper in the three-month period ended 31 March 2005. The decrease in Raglan production was due to the impact of lower ore grades. The Montcalm mine produced 2,800 tonnes of nickel and 1,400 tonnes of copper in the three-month period ended 31 March 2006, compared to 2,000 tonnes and 1,100 tonnes of nickel and copper respectively in the three-month period ended 31 March 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

At the Sudbury smelter, nickel-in-matte production in the three-month period ended 31 March 2006 decreased to 15,800 tonnes from 17,400 tonnes in the three-month period ended 31 March 2005, as a result of the treatment of lower concentrate tonnages (due to reduced mine feeds) with lower feed grades.

At the Nikkelverk refinery, nickel production was 21,500 tonnes in the three-month period ended 31 March 2006, essentially unchanged from the three-month period ended 31 March 2005.

The Falcondo ferronickel refinery produced 6,900 tonnes of nickel in ferronickel in the three-month period ended 31 March 2006, compared with 6,500 tonnes in the three-month period ended 31 March 2005.

Falconbridge Zinc Business

The table below provides selected summary information in relation to the Falconbridge Zinc Business for the six-month period ended 30 June 2005, the six-month period ended 30 June 2006, the three-month periods ended 30 June 2005 and 30 June 2006 and the three-month periods ended 31 March 2005 and 31 March 2006:

	Unaudited Canadian GAAP					
	Three months ended 31 March		Six months ended 30 June		Three months ended 30 June	
	2005	2006	2005	2006	2005	2006
Production: (tonnes)						
Mined zinc	67,100	64,800	139,100	133,900	72,000	69,000
Refined zinc[(1)]	16,700	15,400	33,900	32,700	17,200	17,300
Mined lead	18,900	19,000	39,300	38,300	20,400	19,300
Refined lead	21,600	22,400	44,500	42,400	22,900	20,000
Sales (tonnes)						
Contained zinc[(2)]	94,800	68,400	185,500	178,900	90,700	110,500
Contained lead	26,500	29,700	52,400	55,700	26,000	26,000
Revenues (US$m)	119	199	246	570	127	371
Realised zinc price (US$/lb)	0.63	1.07	0.63	1.32	0.63	1.55
Mining, processing and refining costs (US$m)	50	52	87	112	37	60
Cash costs (US$/lb of zinc)	0.40	0.41	0.39	0.48	0.39	0.55
Income from operating assets (US$m)	6	64	31	215	25	151

Notes:

(1) 25% of the Noranda Income Fund CEZ refinery zinc production.

(2) Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund.

Revenues. Falconbridge Zinc Business revenues increased to US$371 million in the three-month period ended 30 June 2006, an increase of 192% compared to the US$127 million recorded during the three-month period ended 30 June 2005. The increased revenue was due to higher zinc concentrate sales volumes and higher prices realised for zinc and other by-products. The average realised price per pound of zinc during the three-month period ended 30 June 2006 was US$1.55/lb, an increase of 146% compared to US$0.63/lb in the three-month period ended 30 June 2005. The average

realised price per pound of refined lead during the three-month period ended 30 June 2006 was US$0.57/lb, versus US$0.50/lb in the three-month period ended 30 June 2005. Silver LME prices increased to US$12.29 in the three-month period ended 30 June 2006 per ounce from US$7.15 per ounce in the three-month period ended 30 June 2005.

In the three-month period ended 30 June 2006, sales volumes of zinc-in-concentrates increased 22% to 110,500 tonnes from 90,700 tonnes in the three-month period ended 30 June 2005. Higher zinc sales volumes reflect the draw-down of inventory that was built up during the three-month period ended 30 June 2006 for shipment to the Noranda Income Fund. Lead metal and concentrate sales in the three-month period ended 30 June 2006 were unchanged from the three-month period ended 30 June 2005, at 26,000 tonnes.

The Falconbridge Group Zinc Business's revenues increased to US$199 million in the three-month period ended 31 March 2006, an increase of 67% compared to the US$119 million recorded during the three-month period ended 31 March 2005. The increased revenue was due to higher prices realised for zinc and other by-products. The average realised price per pound of zinc during the three-month period ended 31 March 2006 was US$1.07/lb, an increase of 70% compared to US$0.63/lb in the three-month period ended 31 March 2005. The average realised price per pound of refined lead during the three-month period ended 31 March 2006 was US$0.63/lb, versus US$0.49/lb in the three-month period ended 31 March 2005. Silver LME prices increased to US$9.69 per ounce in the three-month period ended 31 March 2006 from US$6.97 per ounce in the three-month period ended 31 March 2005.

In the three-month period ended 31 March 2006, sales volumes of zinc-in-concentrates decreased 28% to 68,400 tonnes from 94,800 tonnes in the three-month period ended 31 March 2005. Lower zinc sales volumes reflected the build-up of inventory to be shipped to the Noranda Income Fund in the three-month period ended 31 March 2006 and the timing of vessel shipments and arrivals. Lead metal sales in the three-month period ended 31 March 2006 increased to 29,700 tonnes from 26,500 tonnes in the three-month period ended 31 March 2005.

Costs. Mining, processing and refining costs increased to US$60 million in the three-month period ended 30 June 2006 from US$37 million in the three-month period ended 30 June 2005, while the value of purchased raw materials increased to US$147 million from US$57 million in the three-month period ended 30 June 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to US$0.55 in the three-month period ended 30 June 2006 from US$0.39 for the three-month period ended 30 June 2005 due to a stronger Canadian dollar, higher smelting charges due to higher price participation and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Mining, processing and refining costs increased to US$52 million in the three-month period ended 31 March 2006 from US$50 million in the three-month period ended 31 March 2005, while the value of purchased raw materials increased to US$76 million from US$54 million in the three-month period ended 31 March 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to US$0.41 in the three-month period ended 31 March 2006 from US$0.40 for the three-month period ended 31 March 2005 due to a stronger Canadian dollar and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Income generated by operating assets. Operating income of the Falconbridge Zinc Business in the three-month period ended 30 June 2006 was US$151 million, compared with US$25 million for the three-month period ended 30 June 2005. The US$126 million improvement resulted from the higher metal prices and increased sales of zinc concentrates.

Operating income of the Falconbridge Group Zinc Business in the three-month period ended 31 March 2006 was US$64 million, compared with US$6 million for the three-month period ended 31 March 2005. The US$58 million improvement resulted primarily from the higher metal prices.

Production. Contained zinc production was 69,000 tonnes in the three-month period ended 30 June 2006, compared to 72,000 tonnes in the three-month period ended 30 June 2005. The decrease in production was primarily attributable to lower ore head grades. By-product copper in concentrate production at the Brunswick mine increased to 2,200 tonnes in the three-month period ended 30 June 2006 from 1,600 tonnes during the three-month period ended 30 June 2005, primarily due to a higher copper grade and improved recoveries in 2006.

D. Operating and financial review relating to the Falconbridge Group (continued)

Lead metal production at the Brunswick smelter was 20,000 tonnes in the three-month period ended 30 June 2006 compared to 22,900 tonnes in the three-month period ended 30 June 2005, primarily due to lower lead grades at the Brunswick mine.

Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totalled 17,300 tonnes in the three-month period ended 30 June 2006, versus 17,200 tonnes during the three-month period ended 30 June 2005.

Contained zinc production was 64,800 tonnes in the three-month period ended 31 March 2006, compared to 67,100 tonnes in the three-month period ended 31 March 2005. The decrease in production was primarily attributable to lower ore head grades and the residual effects of a rock burst which occurred at the Brunswick Mine in November 2005. The Falconbridge Group's share of refined zinc production at the Noranda Income Fund CEZ refinery totalled 15,400 tonnes in the three-month period ended 31 March 2006, versus 16,700 tonnes during the three-month period ended 31 March 2005. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes in the three-month period ended 31 March 2006 from 1,300 tonnes during the three-month period ended 31 March 2005, primarily due to a higher copper grade and improved recoveries in 2006.

Lead metal production at the Brunswick smelter was 22,400 tonnes in the three-month period ended 31 March 2006 compared to 21,600 tonnes in the three-month period ended 31 March 2005, due to an unplanned maintenance shutdown during the three-month period ended 31 March 2005 which resulted in lower production.

Aluminum Business

The table below provides selected summary information in relation to the Aluminum Business for the six-month period ended 30 June 2005, the six-month period ended 30 June 2006, the three-month periods ended 30 June 2005 and 30 June 2006 and the three-month periods ended 31 March 2005 and 31 March 2006:

	Unaudited Canadian GAAP					
	Three months ended 31 March		Six months ended 30 June		Three months ended 30 June	
	2005	2006	2005	2006	2005	2006
Production: primary (tonnes)	61,400	62,300	123,100	125,700	61,700	63,400
Sales: primary (tonnes)	56,600	56,400	113,900	114,000	57,300	57,600
Shipments: fabricated (tonnes)	45,600	46,400	89,200	95,100	43,500	48,700
Revenues (US$m)	271	310	543	676	272	366
Realised aluminium price (US$/lb)	0.92	1.13	0.91	1.20	0.90	1.25
Mining, processing and refining costs (US$m)	139	156	276	317	137	161
Cash costs (US$/lb of aluminium)	0.59	0.67	0.61	0.67	0.61	0.66
Income from operating assets (US$m)	35	47	70	120	35	73

Revenues. Aluminum Business revenues increased to US$366 million in the three-month period ended 30 June 2006, 35% higher than the US$272 million recorded during the three-month period ended 30 June 2005. Third-party sales of primary aluminium were essentially the same at 57,600 tonnes in the three-month period ended 30 June 2006, compared to 57,300 tonnes during the three-month period ended 30 June 2005. Rolled products sales volumes increased by 12% to 48,700 tonnes in the three-month period ended 30 June 2006 compared to 43,500 tonnes the three-month period ended 30 June 2005. The realised primary aluminium price for the three-month period ended 30 June 2006 increased 39% to US$1.25/lb versus US$0.90/lb in the three-month period ended 30 June 2005.

Third-party sales of St. Ann bauxite were 3% higher at 250,200 tonnes in the three-month period ended 30 June 2006 and third-party sales of Gramercy alumina were 3% lower at 87,300 tonnes during the three-month period ended 30 June 2006, in each case compared with the three-month period ended 30 June 2005.

Aluminum Business revenues increased to US$310 million in the three-month period ended 31 March 2006, 14% higher than the US$271 million recorded during the three-month period ended 31 March 2005. Third-party sales of primary aluminium were essentially the same in the three-month period ended 31 March 2006 at 56,400 tonnes, compared to the three-month period ended 31 March 2005. Rolled products sales volumes for the three-month period ended 31 March 2006 also increased by 2% to 46,400 tonnes compared to 45,600 tonnes during the three-month period ended 31 March 2005.

D. Operating and financial review relating to the Falconbridge Group (continued)

The realised primary aluminium price increased 23% to US$1.13/lb in the three-month period ended 31 March 2006, versus US$0.92/lb in the three-month period ended 31 March 2005.

Costs. Total Aluminum Business operating expenses increased 24% to US$293 million in the three-month period ended 30 June 2006, compared to US$237 million during the three-month period ended 30 June 2005. Mining, processing and refining costs increased to US$161 million in the three-month period ended 30 June 2006 from US$137 million in the three-month period ended 30 June 2005. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract effective 1 June 2005. These rates compared very favourably with electricity costs incurred by other US aluminium producers. The value of purchased raw materials increased to US$120 million in the three-month period ended 30 June 2006 compared to US$89 million for the three-month period ended 30 June 2005, due to increased aluminium prices.

The net operating cash cost per pound of primary aluminium metal production was US$0.66/lb in the three-month period ended 30 June 2006, an increase from US$0.61/lb for the three-month period ended 30 June 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 10% higher in the three-month period ended 30 June 2006, compared with the three-month period ended 30 June 2005, resulting primarily from higher natural gas and purchased aluminium metal costs.

Aluminum Business operating expenses increased 11% to US$263 million in the three-month period ended 31 March 2006, compared to US$236 million during the three-month period ended 31 March 2005. Mining, processing and refining costs increased to US$156 million in the three-month period ended 31 March 2006 from US$139 million in the three-month period ended 31 March 2005. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract. These rates compared very favourably with electricity costs incurred by other US aluminium producers. The value of purchased raw materials increased to US$94 million in the three-month period ended 31 March 2006 compared to US$85 million for the three-month period ended 31 March 2005, due to increased aluminium prices.

The operating cash cost per pound of primary aluminium metal production was US$0.67/lb in the three-month period ended 31 March 2006, an increase from US$0.59/lb for the three-month period ended 31 March 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 7% higher in the three-month period ended 31 March 2006, compared with the three-month period ended 31 March 2005, resulting from higher natural gas and purchased aluminium metal costs.

Income generated by operating assets. Operating income for the Aluminum Business in the three-month period ended 30 June 2006 was US$73 million compared with US$35 million for the three-month period ended 30 June 2005. The US$38 million increase was mainly due to the higher realised aluminium price, partly offset by higher power and natural gas costs.

Operating income for the Aluminum Business for the three-month period ended 31 March 2006 was US$47 million compared with US$35 million for the three-month period ended 31 March 2005. The US$12 million increase was mainly due to the higher realised aluminium price, partly offset by higher power and natural gas costs.

Production. In the three-month period ended 30 June 2006, primary aluminium production was 3% higher at 63,400 tonnes, compared to 61,700 tonnes in the three-month period ended 30 June 2005. For the rolled products operations, shipments were 12% higher at 48,700 tonnes in the three-month period ended 30 June 2006, compared with 43,500 tonnes for the three-month period ended 30 June 2005. Falconbridge's share of St. Ann bauxite production was 628,500 tonnes during the three-month period ended 30 June 2006 versus 478,300 tonnes in the three-month period ended 30 June 2005. The Falconbridge Group's share of Gramercy alumina production was 151,900 tonnes in the three-month period ended 30 June 2006 versus 148,700 tonnes during the three-month period ended 30 June 2005.

In the three-month period ended 31 March 2006, primary aluminium production was higher at 62,300 tonnes, compared to 61,400 tonnes in the three-month period ended 31 March 2005. For the rolled products operations, shipments were

higher at 46,400 tonnes for the three-month period ended 31 March 2006 compared with 45,600 tonnes for the three-month period ended 31 March 2005.

Production forecast

The following table sets out Falconbridge Group production information for the year ended 31 December 2005 and forecasts for the year ending 31 December 2006:

	Year ended 31 December	
	2005 (Actual)	2006 (Forecast)
	Mt	
Copper:		
Mined	462	460
Refined	544	640
Nickel:		
Mined	80	80
Refined	114	110
Zinc:		
Mined	454	460
Refined[(1)]	182	210
Aluminium:		
Primary	246	250
Fabricated	178	195

Note:

(1) Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production.

Forecast mined copper production for 2006 was revised downwards by Falconbridge in the second quarter of 2006 by 15,000 tonnes in order to take account of lost production at Collahuasi that resulted from repairs required to one of the mill motors and the primary conveyor. At the same time, the refined copper production forecast was revised upwards by Falconbridge by 5,000 tonnes as increased materials throughput at the Horne smelter and CCR refinery were exceeding expectations.

Forecast mined nickel production was revised downward by Falconbridge as a result of lower head grades at the Sudbury mines. Refined nickel production was revised downwards by Falconbridge due to the forecast lower production from the Sudbury mines as well as due to reduced custom feed throughput at the Nikkelverk refinery.

Information regarding production forecasts is subject to risks and uncertainties, see the section of this document headed "Presentation of Information – Cautionary note regarding forward-looking statements".

Liquidity and capital initiatives

Falconbridge has historically maintained long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. The Falconbridge Group's future financial requirements related to debt maturities, operating costs, projects under development and other capital investments are to be funded as part of the Enlarged Xstrata Group primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

The Falconbridge Group's committed bank facilities totalled US$780 million at 30 June 2006 and were essentially undrawn. As at 26 September 2006, approximately US$204 million of these committed bank facilities were drawn. Following the change of control of Falconbridge as a result of the Falconbridge Acquisition, these facilities are due to expire on 14 November 2006. Falconbridge, however, is seeking to extend US$680 million of these facilities for 12 months.

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was US$1,002 million during the three month-period ended 30 June 2006. Non-cash working capital increased by US$308 million during the three month-period ended 30 June 2006 due to higher accounts receivable and inventory values resulting from higher metal prices. Total liquidity remained strong, with approximately US$1.4 billion of cash and undrawn

D. Operating and financial review relating to the Falconbridge Group (continued)

lines at 30 June 2006. Long-term debt was US$2.5 billion at 30 June 2006, excluding preferred share liabilities. Falconbridge's net-debt-to-capitalisation ratio stood at 26.7% at 30 June 2006, a reduction from 36.6% at 31 December 2005.

On 26 April 2006, Falconbridge redeemed a total of 20 million shares, or US$500 million, of its outstanding Junior Preference Shares, from shareholders of record on 22 March 2006. On 28 June 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately US$250 million. The Junior Preference Shares were redeemed utilising internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments of approximately C$278.1 million (approximately US$249.2 million) and approximately US$3.6 million in aggregate, of which approximately C$55.2 million (approximately US$49.0 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

Redemption of Falconbridge preference shares

Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 (together, the "Redeemed Shares"). Falconbridge will redeem all of the outstanding Redeemed Shares on 1 November 2006 as follows: each Series F share will be redeemed for C$25.50 in cash, each Series G share will be redeemed for C$25.00 in cash and each Series 1 share will be redeemed for C$10.00 in cash, plus accrued and unpaid dividends in respect of each share up to, but excluding, 1 November 2006. The Enlarged Xstrata Group intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$274.2 million).

Capital investments

Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totalled US$332 million during the six-month period ended 30 June 2006. For the year ending 31 December 2006, the Falconbridge Group's projected capital investments as at 30 June 2006 were approximately US$315 million for sustaining capital expenditures and other smaller projects and approximately US$445 million in new copper and nickel investments. The major components of the capital investment programme are shown in the following table:

	Year ended 31 December	
	2005 (Actual) US$m	2006 (Forecast)
Copper:		
Copper development projects (El Morro, El Pachón, Lomas Bayas)	4	60
Kidd Creek Mine extension	114	90
Nickel:		
Koniambo	96	180
Nickel Rim South	74	75
Nickel development projects (Kabanga, Raglan)	61	40
Sustaining capital and other	388	315
Total capital investments	737	760

D. Operating and financial review relating to the Falconbridge Group (continued)

Significant future obligations

Significant future obligations of Falconbridge at 30 June 2006 and its partially-owned subsidiaries, excluding employee future benefit obligations, are summarised as follows:

	Payments by period						
Nature of obligation	Second quarter 2006	Second half 2006	2007	2008 US$m	2009	2010	Thereafter
Convertible debentures and other loans	140	8	109	23	–	–	–
Senior debentures	2,351	250	–	157	–	–	1,944
Preferred share liabilities[1]	132	–	–	132	–	–	–
	2,623	258	109	312	–	–	1,944
Debt of partially-owned	360	43	85	70	59	51	52
Capital leases	16	1	5	1	1	1	7
Operating leases and purchase commitment	142	73	18	13	9	8	21
Total	3,141	375	217	396	69	60	2,024

Note

(1) May be redeemed for common shares.

Falconbridge's main defined benefit pension plans and other benefit plans are currently in deficit on the basis set out in the most recent relevant actuarial valuations for the plans. Further details of the funding position in respect of such plans is set out in Note 20 (Employee Future Benefit Plans) of Falconbridge's financial statements for the year ended 31 December 2005 included in Part X – "Financial Information Relating to the Falconbridge Group – Financial Information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003", which shows a net deficit of plan assets over benefit obligations of US$181 million for pension benefit plans as at 31 December 2005 and a net deficit of plan assets over benefit obligations of US$412 million for other benefit plans as at 31 December 2005.

Off-balance-sheet arrangements

Falconbridge does not have any unconsolidated affiliates. Falconbridge does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements at 30 June 2006 were the Canadian dollar expenditure hedges discussed in this Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – D. Operating and financial review relating to the Falconbridge Group - Six-month period ended 30 June 2006 compared with six-month period ended 30 June 2005 - Financial instruments and other instruments".

Revenue recognition

Revenues from the sale of base metals, aluminium and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer.

Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. Falconbridge records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year-end are awaiting final pricing could have a material effect on future revenues. As at 30 June 2006, there was US$692 million in Falconbridge revenues that was awaiting final pricing, primarily related to 87,000 tonnes of payable copper in concentrate.

D. Operating and financial review relating to the Falconbridge Group (continued)

Transactions with related parties

Falconbridge Group related-party transactions for the six-month period ended 30 June 2006 are summarised as follows:

Related party	Description	Revenue	Product revenue	Service purchases US$m	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	231	33	–	231	–
Noranda Income Fund	Trading activity	–	3	33	2	31
Antamina	Trading activity	–	–	223	–	114
Gramercy	Trading activity	–	–	67	–	23
Collahuasi	Trading activity	–	–	146	–	86

Financial instruments and other instruments

Falconbridge uses financial and other instruments in the following instances:

Foreign currency exposure

The Falconbridge Group has historically used forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. As at 30 June, 2006, the Falconbridge Group had no significant outstanding foreign exchange contracts to hedge Canadian denominated costs.

Commodity price exposure

Generally, Falconbridge does not hedge the price it realises on the sale of its own production and accepts realisations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under Canadian GAAP are not recorded. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognised in the earnings of the period in which the changes occur.

Interest rate management

Falconbridge may enter into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which Falconbridge receives hedge accounting, is accrued and recognised as an adjustment to interest expense related to the debt. The following table sets out a summary of these positions as at 30 June 2006:

Interest rate swaps	Total notional principal amount US$m
Maturity 2006	325
Maturity 2008[1]	136
Maturity 2011	300
Maturity 2012	350
Maturity 2015	500
Fair value[2]	54

Notes:

(1) Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at 30 June 2006 was US$51 million of which US$41 million related to the currency component of the swap and US$5 million related to the interest component.

(2) Includes the fair value of US$46 million related to the currency component of the cross currency interest rate swap discussed in note (1) above.

Counterparty risk

Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognised national credit rating agency. As a result, Falconbridge does not anticipate that any counterparty under such swap contracts will fail to meet its obligation. If any outstanding foreign exchange or interest rate swap were terminated prior to maturity then the contract would be settled at the fair value at the time.

D. Operating and financial review relating to the Falconbridge Group (continued)

Outstanding shares

As at 12 September 2006, Falconbridge's issued and outstanding shares and securities were as follows:

Name of Falconbridge security	Trading symbol	Shares outstanding
Common Shares[1]	FAL	379,804,879
Common share options outstanding (vested and unvested)[2]		46,480
Convertible debentures[3] – converted into common shares		186,534
Cumulative Preferred Shares, Series 1[4]	N/A	89,835
Cumulative Preferred Shares, Series 2	FAL.PR.A	4,787,283
Cumulative Preferred Shares, Series 3	FAL.PR.B	3,122,882
Cumulative Redeemable Preferred Shares, Series F[4]	FAL.PR.F	3,246,057
Cumulative Redeemable Preferred Shares, Series G[4]	FAL.PR.G	8,753,943
Cumulative Redeemable Preferred Shares, Series H	FAL.PR.H	6,000,000

Notes:

(1) Falconbridge common shares trade on the Toronto Stock Exchange under the symbol FAL. Falconbridge common shares also trade in US dollars on the Toronto Stock Exchange under the symbol FAL.U. The figure above includes common shares which were converted from Falconbridge's adjustable rate convertible subordinated debentures due 30 April 2007 (the "Convertible Debentures") up to 12 September 2006. As at such date, the Xstrata beneficially owned 369,056,589 Falconbridge common shares.

(2) Falconbridge common share options are convertible into common shares of Falconbridge at the rate of one common share for each common share option outstanding. The terms of Falconbridge's stock option plans provide that Falconbridge options will cease to be exercisable on the earlier of: (i) the expiry date of the options; and (ii) the date on which the underlying option shares cease to publicly traded.

(3) As at 12 September 2006, Falconbridge had outstanding C$5,070,000 principal amount of convertible debentures, which were convertible into 186,534 Falconbridge common shares at a conversion rate of 36.7918 Falconbridge common shares per C$1,000 principal amount of convertible debentures. As at 31 August 2006, Falconbridge had outstanding C$10,674,000 principal amount of convertible debentures. On 29 August 2006, Falconbridge called for the redemption of all outstanding convertible debentures. In accordance with the notice of redemption Falconbridge mailed on 29 August 2006, holders of the convertible debentures were entitled to convert their convertible debentures into Falconbridge common shares up to 29 September 2006. Any convertible debentures not converted by such date are subject to redemption and ceased to be outstanding from and after 2 October 2006.

(4) Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 on 1 November 2006. Falconbridge intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$274.2 million).

D. Operating and financial review relating to the Falconbridge Group (continued)

Year ended 31 December 2005 compared with year ended 31 December 2004 (restated)

Financial overview

Falconbridge's consolidated assets totalled US$12.4 billion as at 31 December 2005 on a book-value basis compared with US$9.6 billion as at 31 December 2004. The increase was primarily due to the acquisition of the common shares of Former Falconbridge that Noranda did not already own. Total revenues increased to US$8.1 billion during 2005, an increase of US$1.3 billion over the US$6.8 billion in revenue generated in 2004, due to stronger metals prices and higher copper and nickel sales volumes. Falconbridge generated net income of US$872 million, or US$2.50 per share on a diluted basis, an increase of US$351 million from the net income of US$521 million, or US$1.70 per share on a diluted basis in 2004. The improved results were mostly attributable to higher base metals prices, partially offset by the impact of a weaker US dollar on operating costs at all Canadian and South American operations and increasing energy and supply costs throughout the operations.

Net income for 2005 included a loss of US$8 million, or US$0.02 per basic share and US$0.02 per diluted share from discontinued operations. This compares to a loss of US$73 million, or US$0.25 per basic share and US$0.24 per diluted share from discontinued operations in 2004. Discontinued operations reflect the operating results of Falconbridge's custom wheel manufacturing operations prior to its disposal in June 2005 and the net gain recorded from its disposal.

At 31 December 2005, Falconbridge held cash and cash equivalents of US$886 million. During 2005, Falconbridge's consolidated net-debt-to-capitalisation declined to 37% as cash generated from operations was utilised in part to reduce debt instruments issued to effect the reorganisation of Falconbridge. Cash resources, combined with undrawn credit facilities of over US$1.6 billion, provided Falconbridge with sufficient liquidity to pursue its development projects, new investment and development opportunities and repay near-term debt maturities.

Operating assets

Of the US$12.4 billion of assets, the book value of capital assets that were contributing to earnings totalled US$6.8 billion as at 31 December 2005, while projects under development which were not then contributing to earnings totalled US$1.7 billion. Combined, these assets represented 69% of Falconbridge's total asset base. Included in the US$6.8 billion of operating assets was the US$2 billion preliminary fair market value increment on the operating assets for the purchase accounting of acquisition of Former Falconbridge, as well as US$77 million being transferred from projects under development to operating capital assets for the completion of the new Montcalm nickel/copper mine near Timmins, Ontario. The operating assets were distributed in the Falconbridge Group's business segments as follows:

	At 31 December	
	2004 US$m	2005
Operating capital assets		
Copper	2,890	3,807
Nickel	1,078	2,114
Zinc	158	139
Aluminium	702	710
Other	42	33
Total	4,870	6,803

Revenues

For 2005, total revenues increased to US$8.1 billion from US$6.8 billion for the year ended 31 December 2004 primarily due to the significant increase in realised metals prices. Copper reached a new historical high and zinc and aluminium also finished the year at multi-year highs. Average historical realised prices for copper, nickel, zinc and aluminium were as follows:

	Year ended 31 December		
	2003	2004 US$ per pound	2005
Copper	0.82	1.30	1.71
Nickel	4.40	6.40	6.85
Zinc	0.43	0.52	0.70
Aluminium	0.68	0.84	0.91

D. Operating and financial review relating to the Falconbridge Group (continued)

Prices for by-product metals such as lead, molybdenum and precious metals, which are found and processed in conjunction with core metals, also experienced similar price increases during these periods.

Sales volumes of refined copper, nickel and fabricated aluminium products were all higher in 2005 than 2004 levels. Due to the closure of the Bell Allard mine in October 2004, mined zinc sales volumes were lower in 2005. Bauxite and alumina sales to third parties increased as the Falconbridge Group recorded its first full year of joint ownership of the St. Ann and Gramercy operations since their acquisition in October 2004. The Falconbridge Group also recorded significantly higher molybdenum concentrate sales from the Antamina mine and produced its first molybdenum concentrate from the Collahuasi mine in the fourth quarter of 2005.

Operating expenses

Operating expenses totalled US$6.3 billion in 2005, 18% higher than US$5.4 billion in 2004. Mining, processing and refining costs increased to US$2.5 billion, a 28% increase from 2004 levels of US$2.0 billion, largely due to the impact of a weaker US dollar on operating costs at all Canadian and South American operations and increasing energy costs throughout the operations. Mining, processing and refining costs included US$191 million of costs associated with the new operations at the new Montcalm mine and the acquired operations at St. Ann and Gramercy. The average value of the Canadian dollar increased 8% to US$0.83 versus US$0.77 during 2004. Upon completion of the acquisition of former Falconbridge minority shares, the carried value of inventory on hand was increased by US$42 million to reflect its preliminary fair value, which is charged to income as the related inventory is sold. As a result, the increased cost reduced 2005 income by US$42 million, lowering income in 2005 as a result of the acquisition.

The value of raw material purchases was US$3,235 million, 11% higher than US$2,904 million in 2004, due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated.

Depreciation, amortisation and accretion expense increased to US$555 million from US$493 million in 2004, with US$21 million of the increase being attributable to the amortisation of the preliminary fair value increment related to the purchase of the Falconbridge minority shareholders' interest and the resulting increase in the book value of the mining and processing assets acquired. Depreciation, amortisation and accretion expense also increased due to the addition of amortisation expenses associated with the new operations at Montcalm and the acquired assets at St. Ann and Gramercy.

Income from operating assets and net income

Income generated by operating assets for 2005 was US$1,820 million, 31% higher than US$1,391 million in 2004. Income from operating assets increased 61% to US$1,086 million in the copper business, decreased 6% to US$597 million in the nickel business, increased to US$60 million in the zinc business and increased 19% to US$106 million in the aluminium business.

Interest expense increased to US$152 million in 2005, an increase of 27% over US$120 million in 2004, due mostly to the inclusion of dividends that were paid on the new junior preference shares that were issued in 2005, offset partially by lower average debt levels and interest rates below the levels of 2004. Interest expense included a one-time early redemption premium of US$5 million paid to the holders at the time of the partial redemption of the junior preferred shares in August 2005. Corporate and general administration costs as well as research and development costs increased from 2004 primarily due to strengthening of the Canadian dollar.

Minority interest in earnings of subsidiaries decreased to US$155 million from US$297 million, largely as a result of the elimination of the former Falconbridge minority share ownership since the completion of the merger of Noranda and Former Falconbridge on 30 June 2005.

In 2005, Falconbridge also recorded a US$17-million gain, net of restructuring costs and other, compared to US$84 million in 2004. Included in the US$84-million gain in 2004 was the US$80-million gain on the settlement of an alumina supply contract upon acquisition of the Gramercy alumina joint venture. Tax expenses recorded increased to US$511 million from US$351 million during 2005, due primarily to the increase in net income from continuing operations before taxes and minority interest to US$1,546 million from US$1,242 million.

D. Operating and financial review relating to the Falconbridge Group (continued)

Net income for the year ended 31 December 2005 was US$872 million or US$2.50 per common share on a diluted basis, compared with a net income of US$521 million or US$1.70 per common share on a diluted basis for 2004. The significant improvement in 2005 results was due to higher average realised prices for all four primary metals and strong operational performance from each business unit supported by improved by-product credits. Offsetting the impact of price increases and cost containment initiatives was the impact of rising energy costs and supply costs, combined with the further weakening of the US dollar relative to both the Canadian dollar and Chilean peso, thereby increasing operating costs in those jurisdictions.

Production

Production of refined copper and nickel increased substantially in 2005, as increased quantities of concentrates were processed, versus 2004 levels. Copper production benefited from increased anode production at the Altonorte smelter and the ramp-up of cathode production at the CCR refinery. Nickel production benefited from increased custom feed processing. Production of refined zinc was lower than 2004 levels mostly due to a month-long strike at the Kidd Creek metallurgical complex in October. Mined copper production was higher in 2005 at the Antamina, Kidd Creek, Lomas Bayas and Montcalm mines, but was offset by lower production at the Collahuasi mine and reduced production from the Louvicourt mine which closed in July 2005. Mined nickel production was stable in 2005 as the new Montcalm mine contributed its first full year of production offsetting lower production at Raglan and Sudbury mines, resulting from lower grades. Mined zinc production was lower due to the closure of the Bell Allard mine, which closed in October 2004. Primary aluminium production was slightly lower in 2005 than in 2004, due mostly to the impact of the fall hurricanes, while fabricated aluminium products sales were higher in 2005 versus the prior year.

Falconbridge Copper Business

The following table sets out estimated mine life information in respect of certain Falconbridge Group copper mines. Information regarding estimated mine life is subject to risks and uncertainties; see the section of this document headed "Presentation of Information – Cautionary note regarding forward-looking statements".

	Mine life Estimated number of years
Copper mine	
Collahuasi	40+
Antamina	15+
Lomas Bayas	20+
Kidd Creek	10+

The following table sets out a percentage break down of the Falconbridge Copper Business's copper mining, processing and refining costs incurred in the year ended 31 December 2005:

	Percentage (%)
Energy	16
Labour	24
Supplies and consumables	25
Contract and other	35
Total	100%

D. Operating and financial review relating to the Falconbridge Group (continued)

The table below provides selected summary financial information in relation to the Falconbridge Copper Business for the year ended 31 December 2004 and for the year ended 31 December 2005:

	Audited Canadian GAAP Year ended 31 December	
	2004	2005
	US$m (except as otherwise stated)	
Revenues	3,592	4,421
Mining, processing and refining costs	803	993
Purchased raw materials	1,882	2,082
Income generated by operating assets	673	1,086
Realised copper price (US$ per pound)	US$1.30	US$1.71
Operating cash cost (US$ per pound of copper)	US$0.38	US$0.31
Sales and throughput (000s tonnes)[1]		
Copper in concentrates	275	267
Copper metal	612	627
Copper concentrate processed	1,810	1,899
Zinc in concentrates	68	83
Zinc metal	120	116
Sulphuric acid	749	811

Note:

(1) 100% basis except for Collahuasi (44%) and Antamina (33.75%).

Revenues. For the year ended 31 December 2005, consolidated revenues for the Falconbridge Copper Business were US$4,421 million, an increase of 23%, over the US$3,592 million for the same period of 2004. Higher realised copper, zinc and molybdenum prices accounted for the increase in revenues. During 2005, the realised copper price averaged US$1.71/lb, compared to US$1.30/lb in 2004. Sales volumes of refined copper and copper anodes increased 2% in 2005, as a result of increased production at CCR, Altonorte, Kidd Creek and Lomas Bayas. By-product revenues from molybdenum also increased from US$19 million in 2004 to US$138 million in 2005.

Costs. Total operating expenses were US$3,335 million in 2005, versus US$2,919 million in 2004. Mining, processing and refining costs totalled US$993 million in 2005, versus US$803 million in 2004. The increase was due to higher energy costs, supply costs, contractor costs, and the impact of the weaker US dollar. Value of purchased raw materials increased to US$2,082 million from US$1,882 million, a 11% increase year over year due to higher metal prices and increased throughput at CCR and Altonorte. In 2005, the operating cash cost of producing a pound of copper was US$0.31/lb versus US$0.38/lb in 2004.

Income generated from operating assets. Falconbridge Copper Business income generated from operating assets was US$1,086 million in 2005, compared to US$673 million in the same period for 2004. The US$413 million increase was mainly attributable to higher copper, zinc and molybdenum prices which more than offset lower mine production from Collahuasi and higher operating costs resulting from the impact of a weaker US dollar and higher energy and supply costs.

Production. For 2005, mined copper production totalled 415,000 tonnes, compared to 430,000 tonnes during 2004. Higher production from Antamina, Kidd Creek and Lomas Bayas was more than offset by lower production from Collahuasi. At Antamina, higher recoveries more than offset a 3% reduction in ore milled. At Kidd Creek, higher mill throughput more than offset lower copper grades as the new Mine D expansion provided more stable feed for the mill. At Collahuasi, lower production was a result of lower head grades, material handling issues and temporary problems with one of the mill motors. Copper anode production from copper smelters increased from 534,000 tonnes in 2004 to 563,000 tonnes in 2005 due to increased production at Altonorte. During the fourth quarter, annual production at the Horne smelter was increased from the recent past operating rate of 140,000 tonnes per year to 170,000 tonnes per year.

Copper cathode production at CCR and Kidd Creek increased to 415,000 tonnes from 404,000 tonnes as increased production at CCR more than offset lower production at Kidd Creek, which was affected by a month-long strike in October. CCR refined cathode output benefited from the agreement reached with Inco earlier in the year whereby CCR began the treatment of Inco's Sudbury operations copper anode output. CCR is investing in expanding its capacity to treat

D. Operating and financial review relating to the Falconbridge Group (continued)

anodes that are higher in nickel. This is expected to allow CCR to achieve its full capacity of 370,000 tpa, compared to an average output of less than 300,000 tpa in recent years. Total copper cathode production in 2005 was 505,000 tonnes, compared to 492,000 tonnes in the previous year as higher production from CCR, Collahuasi and Lomas Bayas more than offset lower production from Kidd Creek.

During the year ended 31 December 2005, the Falconbridge Group also completed the modification of a former copper roaster at the Altonorte smelter and began the tolling of molybdenum concentrates. Construction of the US$6 million project was completed on time and on budget. Tolling operations started at the end of June 2005 and reached the design capacity run-rate of 10,000 tonnes per year shortly thereafter.

By-product mined zinc in concentrate totalled 182,000 tonnes in 2005 versus 152,000 tonnes in 2004. Zinc concentrate volumes increased due to higher mill throughput and higher zinc grades at Kidd Creek. By-product refined zinc volumes in 2005 were 114,000 tonnes versus 122,000 tonnes in 2004, due to the labour disruption at Kidd Creek metallurgical facilities. Mined molybdenum production at Antamina was 2,300 tonnes, compared to 1,200 tonnes in 2004, mainly due to the increase in recoveries.

Nickel Business

The following table sets out estimated mine life information in respect of certain Falconbridge Group nickel mines. Information regarding estimated mine life is subject to risks and uncertainties; see the section of this document headed "Presentation of Information – Cautionary note regarding forward-looking statements".

	Mine life Estimated number of years
Nickel mine	
Integrated Nickel Operations	15+
Falcondo	15+

The following table sets out a percentage break down of the Nickel Business's nickel mining, processing and refining costs incurred in the year ended 31 December 2005.

	Percentage (%)
Energy	37
Labour	33
Supplies and consumables	23
Contract and other	7
Total	100%

D. Operating and financial review relating to the Falconbridge Group (continued)

The table below provides selected summary financial information in relation to the Nickel Business for the year ended 31 December 2004 and for the year ended 31 December 2005:

	Audited Canadian GAAP Year ended 31 December	
	2004	*2005*
	US$m (except as otherwise stated)	
Revenues	1,824	2,146
Mining, processing and refining costs	604	810
Purchased raw materials	447	574
Income generated by operating assets	637	597
Realised nickel price (US$ per pound)	US$6.40	US$6.85
Realised ferronickel price (US$ per pound)	US$6.37	US$6.74
Operating cash cost (US$ per pound of nickel/ferronickel)	US$2.93	US$3.49
Operating cash cost (US$ per pound of nickel)	US$2.57	US$2.97
Operating cash cost (US$ per pound of ferronickel)	US$3.50	US$4.40
Sales (000s tonnes)		
Nickel	71	85
Ferronickel	29	26
Cobalt	4	4

Revenues. For the year ended 31 December 2005, consolidated revenues for the Nickel Business were US$2,146 million, an increase of 18%, over the US$1,824 million recorded in 2004. At the INO, sales volumes of nickel and copper increased by 20% and 16%, respectively, in 2005, as a result of increased production from the Montcalm mine, which achieved commercial production at the end of 2004 and due to increased volumes of custom feeds. Cobalt sales increased 5% from 2004 levels due to increases in production related to custom feeds. At Falcondo, sales volumes decreased 9% to 26,300 tonnes from 28,900 tonnes in 2004, reflecting destocking in the stainless steel market and the lower production level in 2005. Realised nickel prices of US$6.85/lb increased by 7%, compared with US$6.40/lb in 2004. The realised ferronickel price increased 6% in 2005, compared to 2004. Realised cobalt prices decreased by 33% versus 2004.

Costs. Total Nickel Business operating expenses were US$1,549 million in the year ended 31 December 2005 versus US$1,187 million in 2004. Mining, processing and refining costs totalled US$810 million in 2005, versus US$604 million in 2004, an increase of US$206 million reflecting a full year of operations at Sudbury (the 2004 results were impacted by a three-week labour strike), new production costs related to the Montcalm mine, increased oil purchase costs at Falcondo and the impact of the change in the value of the Canadian dollar on operating costs at the Canadian operations. The value of purchased raw materials increased from US$447 million to US$574 million due to higher metal prices and increased volumes.

The weighted average operating cash cost per pound of mined nickel for all of Falconbridge was US$3.49 in 2005, compared with US$2.93 in 2004. At INO, in 2005, the operating cash cost of producing a pound of nickel from INO mines was US$2.97 prior to the inclusion of custom feed processing credits. This cost was US$0.40/lb, or 16% higher than the 2004 cost due to the impact of the stronger Canadian dollar on operating costs at the Canadian operations, the impact of lower ore grades on mine production and higher energy costs which offset the impact of increases in by-product credits due to higher metal prices. At Falcondo, operating cash cost per pound of ferronickel was US$4.40 in 2005, compared with US$3.50 in 2004. The increase in costs was largely due to the significant increase in the oil price. Oil costs rose from US$36.63 per barrel in 2004, to US$49.09 in 2005. Purchased fuel oil costs accounted for 71% of total operating cash costs in 2005.

Income generated from operating assets. For 2005, Nickel Business income generated from operating assets was US$597 million, compared with US$637 million for 2004. The US$40-million decrease was mainly due to the amortisation of the preliminary fair value increment relating to the Noranda/Former Falconbridge merger, and higher unit costs, again caused in part by the strengthening of the Canadian dollar, which offset the impact of higher nickel and copper prices and increases in sales volumes.

D. Operating and financial review relating to the Falconbridge Group (continued)

Production. Refined nickel production totalled 113,600 tonnes in 2005, compared to 100,900 tonnes in 2004, setting a new record for production. During 2005, Sudbury mines nickel production was 19,700 tonnes, compared with 22,600 tonnes in 2004. The reduction in nickel production was attributable to a reduction in ore grade. For 2005, Raglan nickel-in-concentrate production was 22,200 tonnes, compared with 26,600 tonnes of nickel in 2004. The decrease in production from 2004 levels was due to the impact of a lower nickel ore grade. In its first full year after achieving commercial production, the Montcalm mine produced 9,000 tonnes of nickel. In Sudbury, smelter production of nickel in matte, which established a new annual production record, was 63,100 tonnes in 2005, compared with 52,600 tonnes in 2004, as a result of the treatment of higher concentrate tonnages with lower feed grades. At Nikkelverk, 2005 refined nickel production of 84,900 tonnes was higher than the 71,400 tonnes produced in 2004, establishing a new annual production record. Nikkelverk cobalt production also set a new record at 5,000 tonnes. The Falcondo ferronickel operation produced 28,700 tonnes of nickel in ferronickel, compared to 29,500 tonnes in 2004.

Falconbridge Zinc Business

The following table sets out a percentage break down of the Falconbridge Zinc Business's zinc mining, processing and refining costs incurred in the year ended 31 December 2005:

	Percentage (%)
Energy	14
Labour	44
Supplies and consumables	31
Contract and other	11
Total	100%

The table below provides selected summary financial information in relation to the Falconbridge Zinc Business for the year ended 31 December 2004 and for the year ended 31 December 2005:

	Audited Canadian GAAP Year ended 31 December	
	2004	2005
	US$m (except as otherwise stated)	
Revenues	415	504
Mining, processing and refining costs	158	168
Purchased raw materials	187	243
Income generated by operating assets	14	60
Realised zinc price (US$ per pound)	US$0.52	US$0.70
Realised lead price (US$ per pound)	US$0.43	US$0.50
Operating cash cost (US$ per pound of zinc)	US$0.32	US$0.41
Sales (000s tonnes)		
Zinc in concentrates	293	219
Lead metal	83	74

Revenues. For the year ended 31 December 2005, revenues for the Falconbridge Zinc Business increased 21%, to US$504 million from US$415 million in 2004, as higher realised prices for zinc and lead more than offset lower production and sales volumes. Sales volumes of zinc in concentrate decreased in 2005, by 25% to 219,400 tonnes, compared to 292,500 tonnes in 2004, principally due to the closure of the Bell Allard mine in Quebec in October 2004. Lead metal sales volumes decreased in 2005, by 11% to 73,700 from 83,200 tonnes in 2004. The decrease in lead metal sales is primarily due to a decrease in lead metal production in 2005, versus 2004, due to lower tonnage processed at the Brunswick lead metallurgical operation.

Costs. Falconbridge Zinc Business operating expenses totalled US$444 million in the year ended 31 December 2005, an increase from US$401 million in 2004. Mining, processing and refining costs totalled US$168 million in 2005, versus US$158 million in 2004. The value of purchased raw materials increased from US$187 million in 2004, to US$243 million in 2005 primarily due to higher metal prices. In 2005, the operating cash cost of producing a pound of zinc increased 28% to US$0.41, from US$0.32 in 2004. The increase is mainly due to a stronger Canadian dollar, higher energy costs, higher

consumable costs, and higher freight charges and also reflects the loss of production from the Bell Allard mine which closed in October 2004.

Income generated from operating assets. For the year ended 31 December 2005, the Falconbridge Zinc Business income generated from operating assets was US$60 million, compared to US$14 million in 2004. The US$46 million increase was mainly relating to higher metal prices, which were partially offset by lower sales volumes and the negative effect of the stronger Canadian dollar on costs.

Production. During the year ended 31 December 2005, contained zinc in mine production was 265,600 tonnes, compared to 367,000 tonnes in 2004. The decrease in mine production in 2005 was attributable to the loss of production from the Bell Allard mine. Brunswick mine production was 265,600 tonnes of zinc in concentrate in 2005, compared with 268,100 tonnes of zinc in concentrate in 2004. The decrease in zinc production was attributable to ore-pass operating issues and a rock burst during the fourth quarter of 2005. During 2005, the Brunswick smelter consumed 189,700 tonnes of feed, compared to 205,500 tonnes of feed in 2004. Refined lead production totalled 76,100 tonnes in 2005 versus 83,800 tonnes in 2004, a decrease of 9% resulting from a reduction in tonnage of material processed.

The principal zinc and lead concentrate producing asset within the Falconbridge Zinc Business is the Brunswick mine. Detailed technical and economic studies of the additional mineral resources and other mining remnants located throughout the mine are continuing. If this evaluation is successful in converting remaining resources to reserves, the mine life could be extended by an additional year of operation, subject to the risks and hazards associated with the mining business and the mine in its final stage of extraction.

Aluminum Business

The following table sets out a percentage break down of the Aluminum Business's aluminium mining, processing and refining costs incurred in the year ended 31 December 2005.

	Percentage (%)
Energy	47
Labour	24
Supplies and consumables	6
Contract and other	23
Total	100%

The table below provides selected summary financial information in relation to the Aluminum Business for the year ended 31 December 2004 and for the year ended 31 December 2005:

	Audited Canadian GAAP Year ended 31 December	
	2004	2005
	US$m (except as otherwise stated)	
Revenues	935	1,077
Mining, processing and refining costs	420	583
Purchased raw materials	388	335
Income generated by operating assets	89	106
Realised aluminium price (US$ per pound)	US$0.84	US$0.91
Average fabricating spread (US$ per pound of foil)	US$0.42	US$0.46
Operating cash cost (US$ per pound of aluminium)	US$0.58	US$0.63
Sales (000s tonnes)		
Primary aluminium	249	248
Aluminium foil	174	178

Revenues. For the year ended 31 December 2005, consolidated revenues for the Aluminum Business increased 15%, to US$1,077 million from US$935 million in 2004. Primary sales volumes were slightly lower than 2004, resulting from the fewer average number of operating pots in 2005. Realised Mid-West prices in 2005 increased by 8% to US$0.91/lb, from US$0.84/lb in 2004. For the rolled products division, sales volumes were up by 2% for the year mainly due to improved

production levels. Overall weighted fabrication spreads were up US$0.04/lb, or 10% from 2004 levels, due entirely to strong demand and related price increases in heavy-gauge product lines.

Costs. Total Aluminum Business operating expenses totalled US$971 million in the year ended 31 December 2005, versus US$846 million in 2004, primarily due to the inclusion of Falconbridge's share of the newly acquired St. Ann bauxite mine and Gramercy alumina refinery operating costs, which were offset by the benefits of a fully-integrated aluminium business and certainty of long-term alumina supply. Mining, processing and refining costs totaled US$583 million in 2005, versus US$420 million in 2004, an increase of US$163 million. Operating costs were negatively affected by the temporary production disruption at the Gramercy alumina refinery that resulted from the impact of hurricane Katrina and the resulting higher natural gas costs. Energy costs at the New Madrid smelter were negatively impacted by slightly higher electricity rates that came into effect under the new fifteen-year electricity supply contract, but these contract rates compare very favourably with electricity costs incurred by other US aluminium producers. The value of purchased raw materials decreased to US$335 million from US$388 million in 2004, due to the fact that alumina purchases in 2004 were from third-parties prior to the fourth quarter acquisition of Gramercy Alumina.

For the year, the net operating cash cost at the primary division was US$0.63/lb, compared with US$0.58/lb in 2004. Higher natural gas and electrical energy costs were the major contributors to the higher unit costs. For the rolled products division, conversion costs on average were down 6% from last year, due in part to a heavier-gauge product mix and improvements in manufacturing efficiencies at all plants offsetting the negative impact of higher natural gas prices.

Income generated from operating assets. For the year ended 31 December 2005, income generated from operating assets for the Aluminum Business was US$106 million, compared with US$89 million for 2004. The increase was mainly due to higher metal prices and fabrication margins, improved production levels at the rolled products divisions, and higher margins received on value-added product sales such as rod, billet and rolled aluminium products.

Production. For the year ended 31 December 2005, production of primary aluminium was 245,600 tonnes, compared to 247,500 tonnes in the year ended 31 December 2004. For the rolled products operations, shipments were 177,900 tonnes for the year, up 2% compared to 173,900 tonnes in 2004.

Average realised prices

Average realised prices for the Falconbridge Group's main products during the year ended 31 December 2005 and the year ended 31 December 2004 were as follows:

	Year ended 31 December	
	2004 US$ per pound	2005
Copper	1.30	1.71
Nickel	6.40	6.85
Ferronickel	6.37	6.74
Zinc	0.52	0.70
Aluminium	0.84	0.91
Lead	0.43	0.50
Cobalt	22.48	14.97
Molybdenum	16.21	31.09

D. Operating and financial review relating to the Falconbridge Group (continued)

Sensitivities

The following table shows the annualised impact on Falconbridge's net income from changes in metals prices and the US$/C$ exchange rate:

	Change in US$/lb price (US$)	Impact on net income (US$m)	Impact on income per share (US$)
Copper	0.05	37	0.10
Nickel	0.50	63	0.17
Zinc	0.05	38	0.10
Aluminium	0.05	19	0.05
Lead	0.05	6	0.02
Exchange rate C$=US$	0.01	12	0.03

Mining operations and recoveries

The following table details the results of milling operations and recoveries at the Falconbridge Group's operating mines in the year ended 31 December 2005:

		Copper		Nickel		Zinc	
	Ore treated (000s tonnes)	Grade	Recovery	Grade (%)	Recovery	Grade	Recovery
Copper mines							
Antamina	10,241	1.35	90.3	–	–	0.92	82.7
Collahuasi[1]	20,495	1.15	81.6	–	–	–	–
Kidd Creek	2,320	2.02	93.0	–	–	6.19	83.5
Lomas Bayas – heap leach	13,286	0.50	76.8	–	–	–	–
Lomas Bayas – ROM leach	22,432	0.22	24.6	–	–	–	–
Louvicourt	369	2.20	95.0	–	–	–	85.6
Nickel mines							
Falcondo	3,920	–	–	1.18	75.3[2]	–	–
Montcalm	750	0.79	85.6	1.52	82.1	–	–
Raglan	934	0.84	80.4	2.84	86.4	–	–
Sudbury	2,171	1.26	93.3	1.16	80.5	–	–
Zinc mines							
Brunswick	3,529	0.35	48.9	–	–	8.59	87.7

Notes:

[1] Collahuasi figures reflect a weighted average of sulphide and oxide ores.

[2] Falcondo upgrade circuit.

Financial position and liquidity

During the year ended 31 December 2005, the corporate initiatives undertaken to simplify the ownership structure of Falconbridge resulted in a significant repositioning of Falconbridge to enhance liquidity and reduce the cost of capital.

On 4 May 2005, Noranda completed a US$1.25 billion issuer bid and acquired for cancellation 63.4 million common shares in exchange for the issue of US$1.25 billion of junior preferred shares at a price of C$19.72 per common share. The junior preferred shares were issued in three series as follows:

	Principal amount (US$m)	Mandatory redemption date	Dividend rate (%)
Series 1	500	30 June 2008	6.0
Series 2	500	30 June 2010	6.2
Series 3	250	30 June 2013	6.5
Total	1,250		

The issuer bid represented an opportunity for Noranda to acquire 63.4 million common shares at attractive price levels, and reduced the dilution of common shareholder interest when common shares were subsequently issued to acquire the remaining common shares outstanding of Former Falconbridge.

D. Operating and financial review relating to the Falconbridge Group (continued)

The junior preferred shares were issued at a time of relative uncertainty regarding Noranda's ability to complete the acquisition of Former Falconbridge and therefore have unrestricted access to the cash flow of the combined entity. As such, the junior preferred shares were issued with Falconbridge retaining the right to redeem these shares at any time for 101% of fair value; were issued with an average term to maturity of seven years to provide an opportunity to refinance these instruments without placing undue strain on the liquidity of Falconbridge; and Falconbridge retained the right to repay the junior preferred shares at their maturity in common shares of Falconbridge at the then prevailing common share price.

These provisions provided Falconbridge with maximum flexibility. As a result of the share attributes, the junior preferred shares were classified as debt instruments on the balance sheet and dividend payments on these instruments were classified as interest expense.

On 30 June 2005, Noranda completed the acquisition of the minority interest in Former Falconbridge through the two-step transaction and the issuance of 132,840,641 common shares, representing a total acquisition price of US$2.5 billion. The consolidation of the ownership and simplification of the capital structure of the combined entity created a financially stronger entity with opportunities to further reduce the weighted average cost of capital of the combined entity.

Following the successful completion of the merger of Noranda and Former Falconbridge, Falconbridge received affirmation of its ratings from its respective rating agencies in recognition of the combined entities continued strong cash flow, liquidity and the sustained strength of metal prices.

The completion of the merger also altered the credit risk profile of the combined entity, and the enhancement of the availability of other long-term sources of capital as a result of the investment grade ratings caused Falconbridge to redeem US$500 million of junior preferred shares for cash in August 2005, from available cash resources.

Working capital (defined as current assets, less current liabilities on consolidated balance sheets for the purposes of this paragraph D of this Part I), excluding cash and cash equivalents, and debt due within a year, decreased to US$1,024 million at 31 December 2005 from US$1,119 million at 31 December 2004. During the year ended 31 December 2005, Falconbridge continued to improve its balance sheet and operating capacity to support its strategic objective of maintaining an investment grade credit rating.

Cash and cash equivalents at 31 December 2005 totalled US$886 million, compared to US$884 million at 31 December 2004. In addition to its cash balances, Falconbridge's liquidity and financial flexibility was augmented by revolving credit facilities. Committed lines of credit at 31 December 2005 totalled US$780 million, none of which had been drawn upon.

Long-term debt, excluding the amount due in less than one year and junior preferred shares liabilities, amounted to US$2,598 million at 31 December 2005, compared to US$2,736 million at 31 December 2004. In June 2005, Noranda issued US$250 million aggregate principal amount of 12-year notes and US$250 million aggregate principal amount of 30-year notes. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on 15 June 2017. The 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on 15 June 2035. Both series of notes are redeemable in whole, or in part, at any time, at a redemption price equal to 100% of their principal amount plus a make-whole premium. At 31 December 2005, Falconbridge's consolidated net-debt-to-total-capitalisation ratio was 36.9%, compared to 43.2% at 31 December 2004, following the repayment of in excess of US$1 billion in debt during 2005.

Shareholders' equity at 31 December 2005 was US$5 billion, an increase of US$2.2 billion compared with shareholders' equity at 31 December 2004, due to the issue of common shares to acquire the minority interest of Former Falconbridge, retained earnings in excess of dividends paid, offset by the reduction in common equity as a result of the substantial issuer bid completed in May 2005.

D. Operating and financial review relating to the Falconbridge Group (continued)

Falconbridge's long-term public debt ratings at 31 December 2004 and 31 December 2005 are noted below:

	As at 31 December	
	2004	2005
Standard & Poor's	BBB–	BBB–
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Note:
A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by a rating organisation.

Cash flows

Operating activities

Cash generated from operations, before net changes in non-cash working capital, totalled US$1,650 million in the year ended 31 December 2005, up from US$1,461 million in the year ended 31 December 2004. The increase was primarily the result of the higher sales volumes and higher metal prices despite the adverse impact of increasing energy and supply costs and foreign exchange movements on the mining, processing and refining costs. Higher accounts receivable and inventories resulting from higher metal prices were mostly offset by higher accounts and taxes payable as non-cash working capital increased by US$15 million during the year ended 31 December 2005.

Investment activities

Capital investments totalled US$737 million in the year ended 31 December 2005, compared to US$666 million in the year ended 31 December 2004. Major capital expenditures during the year ended 31 December 2005 included the expansion and transfer of the mining operations at the Collahuasi copper mine, the Kidd Creek Mine D underground extension, the Montcalm nickel mine, the Nickel Rim South underground exploration project (initiated in early 2005) and US$100 million for equipment and services relating to the Koniambo project. During the year ended 31 December 2005 proceeds from dispositions totalled US$93 million mostly from the sale of the Falconbridge Group's wholly-owned wheel manufacturer and from the sale of cost-accounted investments.

Financing activities

In the year ended 31 December 2005, Falconbridge used US$843 million to reduce its net debt outstanding (repaying US$1,394 million of debt while issuing US$551 million). This does not include the junior preferred share transaction as this did not involve the receipt of any cash by Falconbridge. During the year ended 31 December 2005, Falconbridge's common and preferred share dividend payments were US$150 million, compared to US$123 million in the year ended 31 December 2004. Total dividend obligations increased due to the increase in the total common shares outstanding that resulted from the acquisition of the minority interest in Former Falconbridge that Noranda did not already own.

The annual common share dividend was C$0.48 per share in the year ended 31 December 2005, which remained unchanged from the year ended 31 December 2004. Significant future obligations of Falconbridge and its partially-owned subsidiaries, excluding the employee future benefit obligations, at 31 December 2005, are summarised as follows:

	Payments by year						
Nature of obligation	2006	2007	2008	2009 US$m	2010	Thereafter	Total
Convertible debentures and other loans	15	120	23	–	5	–	163
Senior debentures	250	–	150	–	–	1,943	2,343
Preferred share liabilities[1]	–	–	126	–	300	450	876
	265	120	299	–	305	2,393	3,382
Debt of joint ventures	87	87	87	87	40	42	430
Capital leases	1	5	1	1	1	7	16
Operating leases and purchase commitment	172	18	13	9	8	21	241
Total	525	230	400	97	354	2,463	4,069

D. Operating and financial review relating to the Falconbridge Group (continued)

Capital expenditures, capacity enhancements and projects under development

In the year ended 31 December 2005, Falconbridge increased its copper and nickel ore reserves, enhanced its copper and nickel processing capacity, added new zinc projects, expanded its primary and fabricated production capacity and acquired bauxite mining and alumina refining assets to fully integrate its aluminium operations. These investments substantially increased Falconbridge's baseline earnings and its leverage to metal prices. The following is a summary of these initiatives and their impact on Falconbridge.

Investments in development projects at the end of the year ended 31 December 2005 totalled US$1,707 million, an increase of US$541 million since 31 December 2004. As shown in the following table, Falconbridge had expansion projects in both of these commodities that were under development at December 2005.

Projects under development – capital spending in the year ended 31 December 2005

		Unaudited book value at 31 December	
	Falconbridge's interest (%)	2004 US$m	2005
Copper			
El Morro pre-feasibility	70.0	12	16
Kidd Creek mine extension	100.0	404	518
Nickel			
Koniambo	49.0	180	276
Nickel Rim South	100.0	101	173
Kabanga	50.0	–	34
Other		469	690
Total		1,166	1,707

Risk assessment and reduction in the evaluation, selection and implementation of projects

Falconbridge's preference for lower-risk brownfield expansion projects provides inherent risk reduction due to the Falconbridge Group's knowledge of the environment in which the expansion project is to be undertaken and its ability to tap into existing human and physical resources. When the Falconbridge Group chooses to invest and grow via the development of greenfield projects, away from existing infrastructure, risk assessment and reduction is the top priority.

The Falconbridge Group has taken several steps to ensure the success of its current and future capital projects including the following:

- the formation of highly experienced projects group with project leaders dedicated to securing the investment performance of major capital projects;
- the implementation of a "Six Sigma-based Stage Gate" process for project evaluation. This process is a disciplined system which addresses and quantifies key sources of project impact and risk in support of management decision making;
- the addition of parameters in the Stage Gate process that measure social, business and strategic elements;
- the recognition of investment returns as the primary measure of project success; and
- the assignment of accountability.

Six Sigma

Since significant deployment in 1999 and Falconbridge Group-wide adoption in 2002, application of Six Sigma has contributed to improving performance at the Falconbridge Group. Six Sigma is a process-centered, step-by-step analytical approach to reviewing operational performance and driving continuous improvement. During 2005, 154 Six Sigma projects were completed for total annualised benefit of US$60 million at an average savings value of US$390,000 per project.

Exploration

The objectives of the Falconbridge Group's exploration team are aligned with those of the Falconbridge Copper Business, the Nickel Business and the Falconbridge Zinc Business. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused exploration activity thereby sharing cost and risk, and improving the likelihood of success. The Falconbridge Group's exploration team is supported by an experienced mergers and acquisitions team and a strong project engineering team with a track record of building mines around the world.

As a Founding Patron of the Association of Professional Geoscientists of Ontario and a Founding Partner of the Prospector and Developers Association of Canada's Environmental Excellence in Exploration initiative, the team of geoscientists is committed to being fully compliant with NI 43-101 requirements and in consistently conducting safe and environmentally responsible global exploration.

As at 31 December 2005, the exploration team consisted of 119 employees, including 92 geologists and geophysicists. Exploration activity is primarily focused on Canada, Chile, Brazil, Mexico, Norway, Australia, Africa, Papua New Guinea, China and Mongolia.

Transactions with related parties

Related-party transactions for the year ended 31 December 2005 were as follows:

Related party	Description	Revenue	Product revenue	Service purchases US$m	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	210	65	–	44	–
Noranda Income Fund	Trading activity	–	3	35	–	11
Antamina	Trading activity	–	–	260	–	65
Gramercy	Trading activity	–	–	136	–	6
Collahuasi	Trading activity	–	–	109	–	25

Critical accounting policies

Falconbridge has historically prepared its financial statements under Canadian GAAP.

Set forth below are the accounting policies considered by the Falconbridge directors at the time to be critical in relation to the historical financial statements of the Falconbridge Group for year ended 31 December 2005 set out in Part X – "Financial Information Relating to the Falconbridge Group".

Falconbridge management is required to make estimates in preparing its financial statements in conformity with Canadian GAAP. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items.

The critical accounting estimates made by Falconbridge relate to the Falconbridge Group's accounting for the following items:

- property, plant and equipment:
  - the determination of mineral reserves;
  - impairment assessments of long-lived assets; and
  - amortisation of property, plant and equipment;
- employee future benefits;
- asset retirement obligations; and

- the determination of taxes.

Property, plant and equipment

Included in operating capital assets of US$6.8 billion at 31 December 2005 was primarily property, plant and equipment. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortisation charges are critical and have a material impact on Falconbridge's financial condition and earnings. Property, plant and equipment and related capitalised interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of mineral reserves

One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortisation, is the estimate of proven and probable mineral reserves. The process of estimating reserves is complex, requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortisation expense.

Impairment assessments of long-lived assets

Falconbridge reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Falconbridge uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilisation of available capacity across Falconbridge's operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortisation of property, plant and equipment

Depreciation of property, plant and equipment is based on the estimated service lives of the assets (4-40 years), calculated primarily on a straight-line basis for metallurgical operations and on a units-of-production method for mining operations. Resource properties are depleted and preproduction and mine development expenditures are amortised on a units-of-production method. Units-of-production method is defined as tonnes milled during the period over proven and probable ore reserves at the start of the period. Construction in progress will be depreciated once the project is substantially completed.

The most critical estimates which impact the above accounting policy are the estimated quantities of proven and probable mineral reserves which are the underlying bases for the calculation for the units-of-production method. Changes in the quantity of reserves would result in changes in amortisation expense in the periods subsequent to the revision.

Employee future benefits

Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

D. Operating and financial review relating to the Falconbridge Group (continued)

Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortised (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the postretirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year to year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long term.

For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on Falconbridge's history of healthcare spending. The assumption for the ultimate health care trend rates relates to the overall economic trends.

Falconbridge estimated that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding US$10-million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as Falconbridge's contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields, and the excess of liabilities over assets must be amortised over a five-year period. Falconbridge estimated that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding US$10-million increase or decrease in the pension expense.

Asset retirement obligations

As a result of Falconbridge's mining activities, Falconbridge incurs legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted 1 January 2004, requires that, when a legal obligation is incurred, Falconbridge records the fair value of estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of 31 December 2005 was US$424 million.

The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at Falconbridge's credit adjusted risk-free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

Critical estimates and judgement were made by Falconbridge management in the determination of the fair value of Falconbridge's obligation. Cash outflows to settle these obligations will be incurred for periods exceeding 50 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of Falconbridge's asset retirement obligations could materially change from period to period.

Income and mining taxes

The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. The objectives of accounting for income and mining taxes are to recognise the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognised in the consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, Falconbridge interprets tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If Falconbridge's interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax

assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realised.

Evaluation of disclosure controls and procedures

As of 31 December 2005, an evaluation of the effectiveness of Falconbridge's disclosure controls and procedures (as such term is defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC) was carried out by Falconbridge management, under the supervision of, and with the participation of, Falconbridge's then Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date Falconbridge's disclosure controls and procedures were effective such that information relating to Falconbridge, including its consolidated subsidiaries, required to be disclosed by Falconbridge in the reports it files or submits to such regulatory authorities (a) is recorded, processed, summarised and reported within the time periods specified under applicable securities laws and (b) is accumulated and communicated to Falconbridge management, including Falconbridge's principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

D. Operating and financial review relating to the Falconbridge Group (continued)

Year ended 31 December 2004 (as reported) compared with year ended 31 December 2003 (restated)

On 30 June 2005 Noranda and Former Falconbridge completed their merger transaction, whereby Noranda increased its majority interest in Former Falconbridge. Following the transaction Noranda has operated under the name Falconbridge. The financial information presented relates to Noranda for the two years ended 31 December 2004 and 31 December 2003 on the basis that Noranda consolidated Former Falconbridge within its accounts for the two years ended 31 December 2004 and 31 December 2003.

Financial overview

Noranda's consolidated assets totalled US$9.6 billion as at 31 December 2004 on a book-value basis compared with US$8.3 billion as at 31 December 2003. The increase was primarily due to the investment of additional capital in both completing and advancing brownfield expansion development projects and income generated in excess of debt repaid. Total revenues increased to US$7.0 billion during the year ended 31 December 2004, an increase of US$2.3 billion over the US$4.7 billion in revenue generated in the year ended 31 December 2003, due to stronger metal prices and higher production levels. Noranda generated net income of US$551 million in the year ended 31 December 2004, or US$1.75 per share on a diluted basis, an increase of US$528 million from the net income of US$23 million, or nil per share on a diluted basis in the year ended 31 December 2003.

The improved results were attributed to higher base metal prices, increased production levels and a lower cost structure in 2004. This was partially offset by the impact of the stronger Canadian dollar relative to the US dollar, which increased Canadian-based operating costs when translated to US dollars.

Operating assets

Of the US$9.6 billion of consolidated assets as at 31 December 2004 on a book-value basis, the book value of capital assets which were contributing to earnings at 3 February 2005 totalled US$4.9 billion, while projects under development, which were not contributing to earnings at 3 February 2005, totalled US$1.2 billion.

Combined, these assets represented 63% of the total asset base of Noranda. During 2004, Noranda completed the construction of the Collahuasi expansion. This project, which was completed ahead of schedule and below budget, resulted in US$272 million being transferred from projects under development to operating capital assets. The operating assets were distributed in the Noranda's core metals as follows:

	2003 US$m	2004
Operating capital assets		
Copper	2,757	2,890
Nickel	1,107	1,078
Zinc	234	158
Aluminium	579	702
Other	88	42
Total	4,765	4,870

D. Operating and financial review relating to the Falconbridge Group (continued)

Projects under development

Investments in development projects at 31 December 2004 totalled US$1,166 million, an increase of US$193 million since 31 December 2003, primarily due to capital invested in brownfield expansions offset by the completion of the Collahuasi mine expansion in 2004. The Collahuasi transition/expansion project increased the mine's concentrator design capacity to 110,000 tonnes per day from 70,000 tonnes per day. Total investments in the Collahuasi and Kidd projects during the year ended 31 December 2004 totalled US$65 million and US$127 million, respectively.

The following table sets forth nickel and copper expansion projects that were under development in the year ended 31 December 2004, as well as capital spending in the year ended 31 December 2004:

Projects under development – capital spending in the year ended 31 December 2004

	Noranda's beneficial interests (%)	Book Value at 31 December 2003	Expenditures US$m	Transferred to operating assets	Book Value at 31 December 2004
Copper					
Collahuasi	25.9	207	65	(272)	–
Kidd Creek Mine D, Ontario	58.8	277	127	–	404
Nickel					
Koniambo, New Caledonia	28.8	123	57	–	180
Nickel Rim South, Ontario	58.8	5	96	–	101
Other	–	361	120	–	481
Total		973	465	(272)	1,166

Results of operations

Noranda's net income for the year ended 31 December 2004 was US$551 million or US$1.75 per common share on a diluted basis, compared with a net income of US$23 million or US$0.00 per share for the year ended 31 December 2003. The significant improvement in the year ended 31 December 2004 results was due to higher average realised prices for all four primary metals as well as by-products and strong operational performance from each Falconbridge business unit. Net income in the year ended 31 December 2004 included a gain of US$80 million on the settlement of a favourable alumina purchase agreement offset by an asset impairment provision of US$50 million realised against the assets of American Racing.

In the year ended 31 December 2003, net income included a gain of US$38 million pre-tax on the sale of the remaining priority units of the Noranda Income Fund and other investments. This was offset by US$66 million pre-tax of restructuring costs related to the shut-down of unprofitable operations.

Revenues increased to US$7.0 billion in the year ended 31 December 2004, an increase of 49% over revenues for the year ended 31 December 2003 of US$4.7 billion due to additional capacity brought on stream, and higher realised prices during the year ended 31 December 2004. Income generated by operating assets increased to US$1,380 million in the year ended 31 December 2004 compared to US$397 million in the year ended 31 December 2003.

Average realised prices

Noranda's average realised prices during the year ended 31 December 2004 and the year ended 31 December 2003 were as follows:

	Year ended 31 December	
	2003	2004
	US$ per pound	
Copper	0.82	1.30
Nickel	4.40	6.40
Zinc	0.43	0.52
Aluminium	0.68	0.84
Lead	0.27	0.43
Cobalt	9.42	22.48
Molybdenum	4.51	14.09

D. Operating and financial review relating to the Falconbridge Group (continued)

Cost of operations increased to US$2.1 billion in the year ended 31 December 2004, a 7% increase from US$1.9 billion for the year ended 31 December 2003, largely as a result of the strength of the Canadian dollar relative to the US dollar and increasing energy costs throughout Noranda's operations.

Approximately 50% of Noranda's operating costs were incurred in Canadian dollars in the year ended 31 December 2004. Purchased raw materials, including costs incurred to purchase custom feed, increased to US$3.0 billion in the year ended 31 December 2004 from US$1.8 billion in the year ended 31 December 2003, due to higher average metal prices paid for in purchased feeds. The settlement price for purchased custom feed is based on metal content and the prevailing market prices of the metals at the time of settlement.

With the addition of new mine capacity to Noranda's operating base, Noranda's net income sensitivity to improvement in metal prices increased significantly in the year ended 31 December 2004. The following table shows the annualised impact on Noranda's net income from changes in metals prices and the US dollar/Canadian dollar exchange rate.

	Change in US$/lb price (US$)	Impact on net income (US$m)	Impact on income per share (US$)
Copper	0.05	29	0.10
Nickel	0.50	35	0.12
Zinc	0.05	32	0.11
Aluminium	0.05	19	0.06
Lead	0.05	5	0.02
Exchange rate C$=US$	0.01	5	0.02

Falconbridge Copper Business

The table below provides selected summary financial information in relation to the Falconbridge Copper Business for the year ended 31 December 2003 and for the year ended 31 December 2004:

	Audited Canadian GAAP Year ended 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Revenues	2,147	3,630
Purchased raw materials	1,067	1,882
Operating cash cost[(1)] (US$ per pound of copper)	US$0.40	US$0.38
Income generated by operating assets	170	673
Sales and throughput (000s tonnes)[(2)]		
Copper in concentrates	212	275
Copper metal	604	612
Zinc metal	111	135
Zinc in concentrates	100	52
Sulphuric acid	651	749
Concentrate processed	1,793	1,810

Notes:
(1) Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.
(2) 100% basis except for Collahuasi (44%) and Antamina (33.75%).

Revenues. For the year ended 31 December 2004, consolidated revenues for the Falconbridge Copper Business were US$3.63 billion, an increase of 69% over the US$2.15 billion for the same period of the year ended 31 December 2003. Higher copper sales and metal prices and by-product revenues accounted for the increase as well as increased production levels of copper as expansions at Collahuasi and the completion of the removal of sediment from the high-grade copper zone at Antamina led the increase in production. The realised copper price averaged $1.30/lb for the year ended 31 December 2004, compared to $0.82/lb for the year ended 31 December 2003.

D. Operating and financial review relating to the Falconbridge Group (continued)

Costs. Total Falconbridge Copper Business operating expenses totalled US$2,957 million in the year ended 31 December 2004 versus US$1,977 million in the year ended 31 December 2003. Cost of operations totalled US$841 million in the year ended 31 December 2004 versus US$710 million in the year ended 31 December 2003. Cost of purchased raw materials increased to US$1,882 million from US$1,067 million, a 76% increase year-over-year due to higher metal prices. In the year ended 31 December 2004, the operating cash cost of producing a pound of copper was US$0.38/lb versus US$0.40/lb in the year ended 31 December 2003.

Income generated from operating assets. In the year ended 31 December 2004, the Falconbridge Copper Business's operating income was US$673 million compared to US$170 million in the year ended 31 December 2003. The US$503 million increase was mainly attributable to higher realised prices and production volumes. For the year ended 31 December 2004, the Falconbridge Copper Business's income generated from operating assets represented 49% of Falconbridge's total income.

Production. For the year ended 31 December 2004, mined copper production of the Falconbridge Copper Business totalled 430,391 tonnes compared to 360,602 tonnes during the year ended 31 December 2003. Production was higher due to the completion of the Collahuasi expansion and open pit transition project, the removal of lake sediment at the Antamina mine allowing access to better copper grades and due to the record production at the Lomas Bayas operation.

Mined zinc-in-concentrate of the Falconbridge Copper Business in the year ended 31 December 2004 totalled 152,004 tonnes versus 197,950 tonnes in the year ended 31 December 2003. Zinc concentrate volumes declined due to lower zinc output from the Antamina mine as high-grade copper zones were mined instead.

Refined copper cathode volumes of the Falconbridge Copper Business in the year ended 31 December 2004 were 491,624 tonnes versus 456,111 tonnes in the year ended 31 December 2003. Refined zinc volumes in the year ended 31 December 2004 were 121,557 tonnes versus 94,719 tonnes in the year ended 31 December 2003. The positive copper variance in the year ended 31 December 2004 reflects significantly higher copper cathode production from the CCR refinery due mostly to higher copper anode production at the Horne smelter.

Nickel Business

The table below provides selected summary financial information in relation to the Nickel Business for the year ended 31 December 2003 and for the year ended 31 December 2004:

	Audited Canadian GAAP Year ended 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Revenues	1,298	1,835
Purchased raw materials	280	447
Operating cash cost (US$ per pound of nickel)	US$2.64	US$2.57
Operating cash cost (US$ per pound of ferronickel)	US$3.04	US$3.50
Income generated by operating assets	291	637
Sales (000s tonnes)		
Nickel	79	71
Ferronickel	27	29
Cobalt	3	4

Revenues. For the year ended 31 December 2004, consolidated revenues for the Nickel Business were US$1.84 billion, an increase of 42% over the US$1.30 billion recorded in the year ended 31 December 2003. At INO, sales volumes of nickel and copper decreased by 10% and 14%, respectively, in 2004 as a result of lower metal deliveries resulting from the strike at Sudbury Operations and reductions from custom shippers.

Cobalt sales in the year ended 31 December 2004 increased 7% from 2003 levels due to increases in production related to custom feeds. At Falcondo, sales volumes increased 7% to 28,936 tonnes in the year ended 31 December 2004 from 27,133 tonnes in the year ended 31 December 2003. The realised ferronickel price increased 52% in the year ended 31 December 2004, compared to the year ended 31 December 2003. Realised nickel prices of US$6.40/lb increased by

D. Operating and financial review relating to the Falconbridge Group (continued)

45% compared with US$4.40/lb in the year ended 31 December 2003. Realised cobalt prices increased by 139% versus the year ended 31 December 2003.

Costs. Total nickel operating expenses totalled US$1,198 million in the year ended 31 December 2004 versus US$1,007 million in the year ended 31 December 2003. Cost of nickel operations totalled US$615 million in the year ended 31 December 2004 versus US$587 million in the year ended 31 December 2003, an increase of US$28 million. Cost of purchased raw materials increased from US$280 million to US$447 million due to higher metal prices. The operating cash cost per pound of mined nickel for all of Falconbridge was US$2.93 in the year ended 31 December 2004, compared with US$2.78 in the year ended 31 December 2003. At INO, in the year ended 31 December 2004 the operating cash cost of producing a pound of nickel from INO mines was US$2.57. The US$0.07, or 3%, decrease from the year ended 31 December 2003 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices which offset the impact of the stronger Canadian dollar, increased costs to access the ore at the Canadian operations and lower ore grades.

At Falcondo, operating cash cost per pound of ferronickel was US$3.50 in the year ended 31 December 2004, compared with $3.04 in 2003. The increase in costs was largely due to the increase in the oil price and costs for extra power generation during periods of power plant maintenance. Oil costs rose from US$29.42 per barrel in the year ended 31 December 2003 to US$36.63 in the year ended 31 December 2004.

Income generated from operating assets. For the year ended 31 December 2004, the operating income of the Nickel Business was US$637 million compared with US$291 million for the year ended 31 December 2003. The US$346 million increase was mainly due to higher metal prices and lower depreciation and amortisation charges, which were offset by lower sales volumes for nickel and copper, increased administrative charges and higher unit costs, again caused in part by the strengthening of the Canadian dollar. For the year ended 31 December 2004, the Falconbridge Copper Business's income generated from operating assets represented 46% of Falconbridge's total income.

Production. Refined nickel production totalled 100,887 tonnes in the year ended 31 December 2004, compared to 104,410 tonnes in the same period in the year ended 31 December 2003. During the year ended 31 December 2004, Sudbury mines nickel production was 22,602 tonnes, compared with 24,143 tonnes in the year ended 31 December 2003. The reduction in nickel production was attributable to the strike in the first quarter of 2004 and the subsequent ramp-up of production (which reduced the annual production by 3,500 tonnes). For the year ended 31 December 2004, Raglan nickel-in-concentrate production was 26,552 tonnes, compared with 25,110 tonnes of nickel in the year ended 31 December 2003. Increased ore tonnages offset the impact of lower ore grades. In Sudbury, smelter production of nickel-in-matte was 52,595 tonnes in the year ended 31 December 2004, compared with 59,831 tonnes in the year ended 31 December 2003, largely as a result of the strike at Sudbury and lower concentrate grades. At Nikkelverk, 2004 nickel production of 71,410 tonnes was lower than the 77,183 tonnes produced in the year ended 31 December 2003 due to lower shipments of material from Sudbury.

Nikkelverk cobalt production set a new record at 4,670 tonnes in the year ended 31 December 2004. The Falcondo ferronickel operation increased production by 8% to 29,477 tonnes of nickel in ferronickel in the year ended 31 December 2004, compared to 27,227 tonnes in the year ended 31 December 2003.

Falconbridge Zinc Business

The table below provides selected summary financial information in relation to the Falconbridge Zinc Business for the year ended 31 December 2003 and for the year ended 31 December 2004:

	Audited Canadian GAAP Year ended 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Revenues	363	415
Purchased raw materials	155	187
Operating cash cost (US$ per pound of zinc)	US$0.32	US$0.32
Income generated by operating assets	(60)	14
Sales (000s tonnes)		
Zinc in concentrates	335	293
Lead metal	60	83

D. Operating and financial review relating to the Falconbridge Group (continued)

Revenues. For the year ended 31 December 2004, consolidated revenues for the Falconbridge Zinc Business increased 14% to US$415 million from US$363 million in the year ended 31 December 2003. Sales volumes of zinc in concentrate decreased in the year ended 31 December 2004 by 13% from 292,512 tonnes compared to 335,059 tonnes in the year ended 31 December 2003, principally due to the closure of the Bell Allard mine in October 2004. Lead metal sales volumes increased in the year ended 31 December 2004 by 38% to 83,194 from 60,452 tonnes in the year ended 31 December 2003. The increase in lead metal sales is primarily due to a shorter seasonal shutdown in the year ended 31 December 2004 versus the year ended 31 December 2003.

Costs. Total Falconbridge Zinc Business operating expenses totalled US$401 million in the year ended 31 December 2004, a decrease from US$423 million in the year ended 31 December 2003. Cost of zinc operations totalled US$158 million in the year ended 31 December 2004 versus US$204 million in the year ended 31 December 2003, a decrease of US$46 million. Cost of purchased raw materials increased from US$155 million to US$187 million due to higher metal prices. In the year ended 31 December 2004, the operating cash cost of producing a pound of zinc was US$0.32, unchanged from the year ended 31 December 2003. Costs remain unchanged from the year ended 31 December 2003 with higher by-product revenue offsetting increased transportation and smelting charges.

Income generated from operating assets. For the year ended 31 December 2004, the Falconbridge Zinc Business operating income was US$14 million compared with a loss of US$60 million for the year ended 31 December 2003. The US$74 million increase was mainly due to higher metal prices, which were offset by lower sales volumes and the negative effect of the stronger Canadian dollar on costs.

Production. During the year ended 31 December 2004, contained zinc in mine production was 366,969 tonnes in the year ended 31 December 2004, compared to 396,136 tonnes in the year ended 31 December 2003. Brunswick Mine production was 268,068 tonnes zinc in concentrate, compared with 286,457 tonnes zinc in concentrate in the year ended 31 December 2003. The decrease in zinc production was attributable to ore pass operating issues during the fourth quarter of 2004. Bell Allard mine production during the year ended 31 December 2004 was 98,901 tonnes zinc in concentrate, compared with 109,679 tonnes zinc in concentrate in the year ended 31 December 2003. The decrease in the year ended 31 December 2004 was due to the closure of Bell Allard in October 2004 as a result of the depletion of reserves and planned closure of the mine. During the year ended 31 December 2004, Brunswick Smelter consumed 205,473 tonnes of feed, compared to 153,207 tonnes of feed in 2003. Refined lead production totalled 83,829 tonnes in the year ended 31 December 2004 versus 60,776 tonnes in the year ended 31 December 2003, an increase of 38%. The increase during the year ended 31 December 2004 was due to the earlier re-start of the smelter following its seasonal shutdown.

Aluminum Business

The table below provides selected summary financial information in relation to the Aluminum Business for the year ended 31 December 2003 and for the year ended 31 December 2004:

	Audited Canadian GAAP Year ended 31 December	
	2003	2004
	US$m (except as otherwise stated)	
Revenues	686	935
Purchased raw materials	236	388
Average fabricating spread (US$ per pound of foil)	US$0.44	US$0.42
Operating cash cost (US$ per pound of aluminium)	US$0.56	US$0.58
Income generated by operating assets	20	89
Sales (000s tonnes)		
Primary aluminium	247	249
Aluminium foil	147	174

Revenues. For the year ended 31 December 2004, consolidated revenues for the Aluminum Business increased 36%, to US$935 million from US$686 million in the year ended 31 December 2003. Primary sales volumes increased slightly over the year ended 31 December 2003. Realised mid-west prices in the year ended 31 December 2004 increased by 24% to US$0.84/lb from US$0.68/lb in the year ended 31 December 2003. For the rolled products division, sales were up by 18% for the year. Overall weighted fabrication spreads were down a little over one cent, or 2% from 2003 levels, due entirely

D. Operating and financial review relating to the Falconbridge Group (continued)

to a change in product mix towards heavier-gauge products. This change in product mix also reduced conversion costs by 8% year-over-year.

Costs. Total Aluminum Business operating expenses totalled US$846 million in the year ended 31 December 2004 versus US$666 million in the year ended 31 December 2003. Cost of aluminium operations totalled US$420 million in the year ended 31 December 2004 versus US$388 million in the year ended 31 December 2003, an increase of US$32 million. Cost of purchased raw materials increased to US$388 million from US$236 million due to higher metal prices. For the year ended 31 December 2004, the net operating cash cost at the primary division was US$0.58/lb compared with US$0.56/lb in the year ended 31 December 2003. Higher power costs in the year ended 31 December 2004 more than offset the positive impact of higher volumes and improved metal premiums. Unit costs at the rolled products division declined by 8% between the year ended 31 December 2003 and the year ended 31 December 2004, due entirely to higher volumes, especially at the Huntingdon West plant.

Income generated by operating assets. For the year ended 31 December 2004, operating income for the Aluminum Business was US$89 million compared with US$20 million for the year ended 31 December 2003. The increase was mainly due to higher metal prices, higher volumes in both the primary and rolled products divisions and higher value-added margins. In the year ended 31 December 2004, the Aluminum Business's income generated by operating assets represented 6% of total income.

Production. For the year ended 31 December 2004, production of primary aluminium was 247,472 tonnes, compared to 244,044 tonnes in the year ended 31 December 2003. For the rolled products operations, shipments were 173,853 tonnes in the year ended 31 December 2004, compared with 146,716 tonnes in the year ended 31 December 2003.

Other income and expenses

Interest expense decreased to US$119 million in the year ended 31 December 2004, a decrease of 8% over US$129 million in the year ended 31 December 2003, due to lower average debt levels and interest rates below the levels of the year ended 31 December 2003.

Corporate and general administration costs as well as research and development costs remained relatively unchanged over 2003 levels.

Minority interest in earnings increased to US$297 million in the year ended 31 December 2004, up from US$88 million in the year ended 31 December 2003, due to the higher contribution to earnings of the Nickel Business unit (principally Falconbridge), which was 58.8% owned by Noranda.

Tax expense increased to US$333 million in the year ended 31 December 2004, reflecting the increased profitability of Noranda in the year ended 31 December 2004, as compared to a tax expense of US$20 million on a consolidated basis in the year ended 31 December 2003.

Pre-tax restructuring costs incurred and gains on sale of investments in the year ended 31 December 2004 and the year ended 31 December 2003 were as follows:

	Year ended 31 December	
	2003 US$m	2004
Gain on alumina contract settlement	–	(80)
American Racing Equipment impairment charge	–	50
Magnesium closure costs	33	–
Restructuring costs	33	3
Gain on sale of units in Noranda Income Fund	(35)	–
Gain on sale of investments and other	(3)	(6)
Total	28	(33)

D. Operating and financial review relating to the Falconbridge Group (continued)

The gain on contract settlement recorded in the year ended 31 December 2004 reflects the fair value at the time of termination of the alumina supply contract in Noranda's alumina operations. The amount of the gain was capitalised to the carried value of the assets received and allotted to capital assets. The contract, originally signed in June 2000 provided the full alumina requirement of the New Madrid smelter until the year 2010 at a price equal to 12.35% of the then prevailing LME price for aluminium. The counterparty to the contract agreed to transfer ownership of the alumina refinery in Gramercy, Louisiana, and a 25% interest in the St. Ann bauxite mine in Jamaica in exchange for cancellation of the contract plus US$11.5 million in cash.

Noranda recorded an impairment charge of US$50 million for the year ended 31 December 2004 against the carried value of the Company's investment in American Racing.

Financial position and liquidity

Noranda maintained long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements at 31 December 2004 related to debt maturities, operating costs, the projects currently under development and other capital investments and were to be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financings and new borrowings.

Working capital, excluding cash, short-term investments and short-term indebtedness, increased to US$1,119 million at 31 December 2004 from US$852 million at 31 December 2003. During the year ended 31 December 2004, Noranda continued to improve its balance sheet and operating capacity to support its strategic objective of maintaining an investment-grade credit rating to allow it to benefit more fully from improving fundamentals in the copper and nickel sectors. During the year ended 31 December 2004, Noranda:

- arranged US$295 million of three-year revolving credit facilities with six banks; and
- repaid US$300 million 8⅛% debenture maturity.

Cash and cash equivalents and short-term investments at 31 December 2004 totalled US$884 million compared to US$630 million at 31 December 2003. In addition to its cash balances, Noranda's liquidity and financial flexibility was augmented by revolving credit facilities. Committed lines of credit at 31 December 2004 totalled US$1,112 million of which US$246 million had been drawn or utilised. These lines of credit were primarily with various Canadian chartered banks and syndicates of US and international banks. These bank facilities had committed terms of up to three years and were unsecured.

Long-term debt, excluding the amount due in less than one year, amounted to US$2,638 million at 31 December 2004 compared to US$2,893 million at 31 December 2003. At 3 February 20005, Noranda and its partially-owned subsidiary had US$250 million and US$600 million, respectively, available for public debt issuance under shelf prospectuses filed in September 2003 and January 2004, respectively. At 31 December 2004, Noranda's consolidated net-debt-to-total-capitalisation ratio was 35% compared to 43% at 31 December 2003.

Noranda's long-term public debt ratings at 31 December 2003 and 31 December 2004 are noted below:

	As at 31 December	
	2003	2004
Standard & Poor's	BBB–	BBB–
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Note:
A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by a rating organisation.

Cash flows

Cash generated from operations, before net changes in non-cash working capital, totalled US$1,468 million in the year ended 31 December 2004, up from US$577 million in the year ended 31 December 2003. The increase was primarily the

result of higher sales and production volumes, lower operating costs and higher metal prices, despite the adverse impact of foreign exchange rates.

Capital investments totalled US$666 million in the year ended 31 December 2004 compared to US$489 million in the year ended 31 December 2003. Major capital expenditures during the year ended 31 December 2004 included the expansion and transfer of mining operations at the Collahuasi copper mine, the Kidd Creek Mine D underground extension, the Montcalm nickel mine and the Nickel Rim South underground exploration project initiated in early 2004.

In the year ended 31 December 2004, Noranda's common and preferred share dividend obligations were US$165 million compared to US$123 million in the year ended 31 December 2003. The annual common share dividend was C$0.48 per share in the year ended 31 December 2004 versus C$0.64 per share in the year ended 31 December 2003.

Significant future obligations of Noranda and its partially-owned subsidiaries at 31 December 2004 are summarised as follows:

	Payments by year						
	2005	2006	2007	2008	2009	Thereafter	Total
Nature of obligation				US$m			
Long-term debt	568	353	328	256	83	1,603	3,191
Capital leases	2	2	3	1	1	8	17
Operating leases	29	23	18	14	9	21	114
Total	599	378	349	271	93	1,632	3,322

Off-balance sheet arrangements

In the years ended 31 December 2004 and ended 31 December 2003, Noranda had no unconsolidated affiliates and had not entered into material off-balance sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance sheet arrangements at 31 December 2004 were the Canadian dollar expenditure hedges discussed in this Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – D. Operating and financial review relating to the Falconbridge Group – Year ended 31 December 2004 (as reported) compared with year ended 31 December 2003 (restated) – Financial instruments and other instruments".

Transactions with related parties

Related-party transactions for the year ended 31 December 2004 are summarised as follows:

Related party	Description	Revenue	Product revenue	Service purchases US$m	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	127	56	–	27	–
Noranda Income Fund	Trading activity	5	–	29	1	8
Antamina	Trading activity	–	–	159	–	42
Other affiliates	Power supply contract	–	–	127	–	–
Other affiliates	Trading activity	–	–	3	–	–

Critical accounting policies

Noranda prepared its financial statements under Canadian GAAP.

Set forth below are the accounting policies that the Directors of Noranda considered to be critical in relation to the historical financial statements of Noranda for year ended 31 December 2004 set out in Part X – "Financial Information Relating to the Falconbridge Group".

Noranda management was required to make estimates in preparing its financial statements in conformity with Canadian GAAP. These estimates affected the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items.

D. Operating and financial review relating to the Falconbridge Group (continued)

The critical accounting estimates made by Noranda relate to the Falconbridge Group's accounting for the following items:

- property, plant and equipment:
  - the determination of mineral reserves;
  - impairment assessments of long-lived assets; and
  - amortisation of property, plant and equipment;
- employee future benefits;
- asset retirement obligations; and
- the determination of taxes.

Property, plant and equipment

Included in operating capital assets of US$4.9 billion at 31 December 2004, was a property, plant and equipment carrying value of US$4.2 billion. This represented 86% of the book value of the asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortisation charges were critical and had a material impact on Noranda's financial condition and earnings. Property, plant and equipment and related capitalised interest and development and pre-production expenditures were recorded at cost and were subject to impairment testing as discussed below.

Determination of mineral reserves

One of the most significant estimates which impacted the accounting for property, plant and equipment and the related depreciation and amortisation, was the estimate of proven and probable mineral reserves. The process of estimating reserves is complex, requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortisation expense.

Impairment assessments of long-lived assets

Noranda reviewed and evaluated its long-lived assets for impairment when events or changes in circumstances indicated that the carrying amount may not be recoverable. In the year ended 31 December 2004, an asset impairment charge of US$50 million was realised with respect to a wholly-owned subsidiary, American Racing Equipment, a wheel manufacturing subsidiary located in the United States. Asset impairment was considered to exist if the total estimated future cash flows on an undiscounted basis were less than the carrying amount of the asset. An impairment loss was measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and were all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Noranda used were consistent with its internal planning. Noranda management periodically evaluated and updated the estimates based on the conditions that influenced these factors. The variability of these factors depended on a number of conditions, including uncertainty about future events, and thus accounting estimates could change from period to period. If other assumptions and estimates had been used in the year ended 31 December 2004, the asset balances could have been materially impacted. If Noranda management used different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

In estimating future cash flows, assets were grouped at the lowest levels for which there were identifiable cash flows that were largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilisation of available capacity across Noranda's operations. All assets at a particular operation were considered together for purposes of estimating future cash flows.

D. Operating and financial review relating to the Falconbridge Group (continued)

Amortisation of property, plant and equipment

Noranda generally depreciated plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they related. Mine facilities were depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties was provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalised development expenditures were amortised over periods not exceeding the lives of the producing mines and properties.

The most critical estimates which impacted the above accounting policy were the estimated quantities of proven and probable mineral reserves which were the underlying bases for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortisation expense in the periods subsequent to the revision.

Employee future benefits

Assets were valued at then current market value. The expected return on plan assets, 7%, was based on then current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption was reviewed on an annual basis.

Liabilities were determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results were amortised (to the extent that the cumulative experience gain or loss was in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represented 10% of the greater of the postretirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities were reviewed annually and determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long term.

For post-employment benefits other than pensions, the discount rate was the same as for pensions. The inflation rate assumed for medical costs was based on Noranda's history of healthcare spending. The assumption for the ultimate healthcare trend rates related to the overall economic trends.

Noranda estimated at 3 February 2005 that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding US$9 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as Noranda's contributions were primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortised over a five-year period. Noranda estimated at 3 February 2005 that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding US$4 million increase or decrease in the pension expense.

Asset retirement obligations

As a result of Noranda's mining activities, the Falconbridge Group incurred legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity was required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted on 1 January 2004, required that, when a legal obligation was incurred, Noranda recorded the fair value of the Falconbridge Group's estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities were accreted to full value over time through a charge to earnings. The asset was depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of 31 December 2004 was US$436 million.

The fair value of these obligations was determined by discounting the projected cash flows required to settle the legal obligations at the Falconbridge Group's credit adjusted risk free interest rate over the time periods over which the

D. Operating and financial review relating to the Falconbridge Group (continued)

obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

Critical estimates and judgements were made by Noranda management in the determination of the fair value of the Falconbridge Group's obligations. Cash outflows to settle these obligations were due to be incurred at 3 February 2005 during periods ranging from one to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors and potential changes to applicable legislation, the fair value of the Falconbridge Group's asset retirement obligations could materially change from period to period.

Income and mining taxes

The provision or relief for income taxes was calculated based on the expected tax treatment of transactions recorded in Noranda's consolidated financial statements. The objectives of accounting for income and mining taxes were to recognise the amount of taxes payable or refundable for the year ended 31 December 2004 and deferred tax liabilities and assets for the future tax consequences of events that had been recognised in Noranda's consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, Noranda interpreted tax legislation in a variety of jurisdictions as well as making assumptions about the expected timing of the reversal of future tax assets and liabilities. If Noranda's interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in subsequent or future periods. In estimating deferred income and mining tax assets, a valuation allowance was determined to reduce the future income tax assets to the amount that was more likely than not to be realised.

Changes in accounting policies including initial adoption

Asset retirement obligations

Under the standard applicable before the year ended 31 December 2004, costs related to ongoing site restoration programmes were expensed when incurred. A provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under the standard applicable for the year ended 31 December 2004, a capital asset and corresponding long-term liability equal to the present value of the legal obligation for asset retirement, at the date that the obligation arose was recorded. Provisions recorded under the prior standard were reversed to retained earnings. The capital asset was depreciated and charged to earnings on a straight-line basis over the life of the related asset. Interest on the obligation was accreted and charged to earnings. This standard was applied retroactively with restatement of prior years.

As of 1 January 2003, the cumulative impact of the adoption of the standard was to decrease retained earnings by US$27 million, increase capital assets by US$70 million, increase the asset retirement obligation by US$97 million, decrease future income taxes by US$5 million and increase interest of other shareholders by US$5 million. The adoption of the new standard reduced net income by US$11 million for the year ended 31 December 2003.

Hedging relationships

As of 1 January 2004, Noranda adopted CICA guideline AcG 13, which established new standards for when hedge accounting may be applied. Under the provisions of the standard, Noranda's interest rate hedge positions and certain energy price hedges were not eligible for hedge accounting. As a result of the implementation of this standard, on 1 January 2004 Noranda recorded a deferred mark-to-market gain of US$27 million on its interest rate hedges while recording a long-term receivable and long-term payable of US$67 million and $40 million, for those contracts in a gain and loss position, respectively. During the year ended 31 December 2004, US$7 million of this deferred gain was amortised into income as an adjustment of interest expense.

Financial instruments and other instruments

Noranda used financial and other instruments in the following instances:

D. Operating and financial review relating to the Falconbridge Group (continued)

Foreign currency exposure

Noranda used forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. A summary of these positions at 31 December 2004 is tabled below:

	2005		2006 and beyond		Totals as at 31 December 2004			
	Amount C$m	Rate	Amount C$m	Rate	Amount C$m	Rate	Unrealised gain US$m	Realised gain US$m
Noranda	224	1.5014	12	1.5157	236	1.5022	39	24
Former Falconbridge	274	1.3835	–	–	274	1.3835	30	53
Total	498	1.4366	12	1.5157	510	1.4385	69	77

Note:
[1] Former Falconbridge's totals include gains/(losses) on foreign exchange option contracts.

Commodity price exposure

Generally, Noranda did not hedge the price it realised on the sale of its own production and accepted realisations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda entered into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchased on a custom processing or resale basis. Gains and losses on these contracts were reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP were not recorded.

Interest-rate management

Noranda also entered into interest rate swap agreements, including foreign exchange cross-currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which Noranda received hedge accounting, was accrued and recognised as an adjustment to interest expense related to the debt. The following table sets out a summary of these positions at 31 December 2004:

Interest rate swaps	Total notional principal amount
Maturity 2005	400
Maturity 2006	325
Maturity 2008[1]	136
Maturity 2011	300
Maturity 2012	350
Maturity 2015	500
Fair value[2]	86

Notes:
[1] Includes a cross-currency interest rate swap (with a notional amount of US$111.3 million) designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at 31 December 2004 was US$46.3 million of which US$34.1 million related to the currency component of the swap and US$12.2 million related to the interest component.
[2] Includes the fair value of US$34.1 million related to the currency component of the cross currency interest rate swap discussed in note (1) above.

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Information on the Enlarged Xstrata Group

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Overview of the Enlarged Xstrata Group's business

The Enlarged Xstrata Group is the fifth largest diversified mining group in the world with top five industry positions in copper, thermal and coking coal, ferrochrome, zinc, nickel and vanadium, a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, lead, silver and platinum group metals and a suite of global technologies, many of which are leading technologies in the industry. The Enlarged Xstrata Group's operations and projects span five continents and 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, South Africa, Spain, Tanzania, the UK and the USA.

The Enlarged Xstrata Group's business is organised in the following six principal business units:

Copper. The Enlarged Xstrata Group is the world's fourth largest producer of mined copper. The Copper Business incorporates the Former Xstrata Group Copper Business, which has interests in two operating mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru, and the Falconbridge Copper Business which has interests in the Antamina copper and zinc mine in Peru, the Altonorte copper smelter, the Collahuasi copper mine and the Lomas Bayas copper mine and solvent extraction-electrowinning (SX-EW) refinery in Chile, the Kidd copper and zinc mine in Canada as well as smelting, refining and recycling facilities in Canada and the United States.

Coal. On a managed basis, the Enlarged Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal. It has interests in 33 operating coal mines, 19 of which are located in Australia, 13 in South Africa and one in Colombia.

Nickel. The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world, and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Its operations include mines and processing facilities in Canada, Norway and the Dominican Republic.

Zinc. The Enlarged Xstrata Group is one of the world's largest producers of zinc. The Zinc Business incorporates the Former Xstrata Group Zinc Business, with zinc smelting operations in Spain and Germany, interests in three operating mines and a lead smelter in Australia and a lead refining plant in the United Kingdom, and the Falconbridge Zinc Business, with interests in the Antamina copper and zinc mine in Peru, the Brunswick zinc mine and a lead smelter and refinery in New Brunswick and a minority interest in a zinc smelter in Valleyfield, Quebec, Canada.

Aluminum. The Enlarged Xstrata Group's aluminium operations include six plants in the United States that produce alumina, primary aluminium and aluminium foil, as well as a mining operation in St. Ann, Jamaica.

Alloys. The Enlarged Xstrata Group is the world's largest producer of ferrochrome and one of the world's leading producers of primary vanadium, with integrated production facilities in South Africa. It also has a platinum group metal ("PGM") joint venture with Rustenburg Plantinum Mines and Kagiso in South Africa.

In addition to its six principal businesses, the Enlarged Xstrata Group also operates Xstrata Technology, a mining and processing technology business with operations in Australia, South Africa, Chile and Canada.

Xstrata previously had a forestry business in Chile, which was sold in January 2005, and a magnesium recycling business in North America, which was sold in April 2003. Falconbridge previously had aftermarket automotive wheel manufacturing and distribution operations, American Racing Equipment, which it sold in July 2005.

The Enlarged Xstrata Group comprises, following completion of the Falconbridge Acquisition in August 2006, the Former Xstrata Group and the Falconbridge Group. The Former Xstrata Group's principal businesses comprise the Coal Business, the Former Xstrata Group Copper Business, the Former Xstrata Group Zinc Business and the Alloys Business. The Falconbridge Group's principal businesses comprise the Nickel Business, the Falconbridge Group Copper Business, the Falconbridge Group Zinc Business and the Aluminum Business. For information in relation to the Former Xstrata Group, see Part IV – "Information on the Former Xstrata Group's Business" and, for information in relation to the Falconbridge Group, see Part V – "Information on the Falconbridge Group's Business".

Strategy

Xstrata's strategy since the Xstrata IPO in 2002 has been to grow and manage a distinct, value-focused, global diversified resources group positioned to compete for and create value, with the single aim of delivering industry-leading returns for Shareholders. Xstrata recognises that this aim can only be achieved through genuine partnerships with employees, customers, Shareholders, local communities and other stakeholders which are based on integrity, co-operation, transparency and mutual value creation.

The strategy leverages the Enlarged Xstrata Group's size and momentum and focuses on:

- commitment, capacity and headroom to grow in moves that are themselves creators of value; and
- constant improvement in the quality of Xstrata's businesses through ongoing efficiency gains, margin improvements, net present value enhancements and cost reductions.

Xstrata's strategy is based on its assessment of key success factors in global mining, being:

- scale and critical mass;
- diversification of commodity, currency and country exposure;
- a wide range of growth options, including via acquisitions and brown-field and green-field expansions; and
- operating excellence.

Certain third parties have indicated to Xstrata their interest in acquiring parts of the Falconbridge Group. Xstrata is continuing to evaluate its strategic options, which may or may not include disposals.

History and development of Xstrata

Xstrata plc is the holding company of the Enlarged Xstrata Group.

Xstrata AG, which was the predecessor of Xstrata plc, was established in Switzerland in 1926 to invest in infrastructure and power projects in Latin America. In 1990, Glencore International became a substantial shareholder of Xstrata AG, following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

On 25 March 2002, Xstrata plc merged with Xstrata AG to become the holding company of the Former Xstrata Group. At the same time, the Former Xstrata Group acquired Enex and Duiker from Glencore International and the shares of Xstrata plc were admitted to the Official List, to trading on the London Stock Exchange's market for listed securities and to listing on the SWX.

In December 2002, the Former Xstrata Group acquired the Nordenham zinc smelter from Metaleurop SA, a company in which Glencore International has a 33% shareholding.

In June 2003, Xstrata acquired, through a wholly-owned subsidiary, MIM Holdings Limited, now known as Xstrata Queensland Limited.

In August and September 2005, the Former Xstrata Group acquired approximately 19.9% of the then outstanding Falconbridge Shares. Following completion of the Falconbridge Acquisition, Xstrata now beneficially owns approximately 97.1% of the Falconbridge Shares and Xstrata has begun a compulsory acquisition process to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006. See "The Falconbridge Acquisition" in this Part II below.

In May 2006, the Former Xstrata Group acquired $33^{1/3}$% of the Cerrejón thermal coal operation in Colombia. In June 2006, the Former Xstrata Group acquired the Tintaya mine and associated satellite deposits in Peru.

For further information in relation to significant acquisitions and disposals of the Former Xstrata Group since 1 January 2003, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Principal factors affecting the Former Xstrata Group's business – Acquisitions and discontinued operations – Acquisitions and disposals". For recent developments in respect of the Former Xstrata Group, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Recent significant developments" and "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Current trading and prospects".

The Rights Issue

The Company has launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition. The total net proceeds of the Rights Issue, after estimated total expenses of approximately £54 million (approximately US$102 million), are expected to be approximately £2.9 billion (approximately US$5.5 billion).

The proceeds of the Rights Issue will not otherwise be used to discharge, reduce or retire indebtedness.

Save in respect of New Shares which Glencore International takes up pursuant to the irrevocable undertakings it has given to the Company and pursuant to the separate underwriting commitment Glencore International has given to the Banks

pursuant to the Glencore Underwriting Letter, the Rights Issue is fully underwritten by Deutsche Bank and, on behalf of its affiliate JPMorgan Cazenove, by JPMSL.

Glencore International has irrevocably undertaken to take up its full entitlements under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings (approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue). The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement may be less than 84,200,333 if Glencore International disposes of any of its existing holding of Ordinary Shares prior to the ex-rights date as a result of the exercise of any exchange rights pursuant to the Glencore Exchangeable Bonds. However, Deutsche Bank and JPMorgan Cazenove have agreed, as agent for the Company, to endeavour to procure subscribers for such number of New Shares as Glencore International is unable to take up prior to the latest time and date for acceptance and payment in full under the Rights Issue as a consequence of having to dispose of Ordinary Shares in these circumstances (such New Shares being referred to herein as "Exchanged New Shares"), except if in the opinion of the Banks subscribers are unlikely to be procured for such Exchanged New Shares. Pursuant to the Glencore Underwriting Letter, Glencore International has agreed to subscribe for New Shares equivalent in number to the Exchanged New Shares for which Deutsche Bank and JPMorgan Cazenove have not procured subscribers. The Takeover Panel has granted a dispensation from any obligation on either Glencore International or CSSEL to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore International and CSSEL's interest being diluted by exchange rights under the Glencore Exchangeable Bonds being exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds into Ordinary Shares being exercised, between Monday, 2 October 2006 (being the latest practicable date prior to the publication of this document) and completion of the Rights Issue and subsequently being increased again as a result of Glencore International subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company or pursuant to the Glencore Underwriting Letter. Glencore International's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally.

Glencore International will be paid an underwriting commission by the Company of US$35.1 million in connection with its undertakings.

Further details of Glencore International's Irrevocable Undertaking Agreement and the lock-up arrangements are set out in paragraph 22.2 of Part VIII – "Additional Information – Material contracts".

Further details of the Rights Issue are set out in Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue".

The Falconbridge Acquisition

Following the amalgamation of Noranda and Former Falconbridge in June 2005 to form Falconbridge, in August and September 2005 the Former Xstrata Group purchased an approximate 19.9% stake in Falconbridge at a cost of approximately US$1.7 billion or C$28 per Falconbridge Share from Brookfield, Falconbridge's then largest shareholder, and Lansdowne.

On 11 October 2005, without any prior discussion with Xstrata, Inco and Falconbridge announced an offer by Inco to purchase all of the Falconbridge Shares for a per share consideration of C$34.00 in cash or 0.6713 of an Inco share and C$0.05 in cash. On 13 May 2006, Inco and Falconbridge announced a revised offer by Inco for a per share consideration of C$51.17 in cash or 0.6927 of an Inco share and C$0.05 in cash.

On 17 May 2006, Xstrata announced the Xstrata Offer to acquire (through Xstrata Canada Inc., an indirect wholly-owned subsidiary of Xstrata ("Xstrata Canada")) all of the issued and outstanding Falconbridge Shares not already owned by the Former Xstrata Group for C$52.50 in cash per Falconbridge Share.

On 26 June 2006, in connection with a proposed combination of Phelps Dodge Corporation and Inco, Inco announced that it would increase its offer for Falconbridge to a per share consideration of C$53.83 in cash or 0.82419 of an Inco share plus C$0.05 in cash.

On 11 July 2006, Xstrata announced that the Xstrata Offer would be increased to C$59.00 in cash per Falconbridge Share.

On 16 July 2006, Inco announced that it would increase its offer for Falconbridge to a per share consideration of C$60.20 in cash or 0.80312 of an Inco share plus C$0.05 in cash. Under the further revised Inco Offer, Inco offered C$18.50 plus 0.55676 shares of Inco for each Falconbridge Share, assuming full pro-ration of the consideration. At the same time, the board of directors of Falconbridge declared the Falconbridge Special Dividend, being a special cash dividend of C$0.75 per

Falconbridge Share which was subsequently paid on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006. In addition, the Inco Offer was amended to provide that the consideration under the Inco Offer would not be reduced by the amount of the Falconbridge Special Dividend.

On 19 July 2006, Xstrata announced that the Xstrata Offer would be further increased to C$62.50 in cash per Falconbridge Share, or approximately C$19.2 billion in total (approximately US$16.9 billion). At the same time, Xstrata announced that Xstrata Canada would also amend the Xstrata Offer to provide that the consideration under the Xstrata Offer would not be reduced by the amount of the Falconbridge Special Dividend. The Second Increased Xstrata Offer, together with the Falconbridge Special Dividend, valued the total common share capital of Falconbridge at approximately C$24.1 billion (approximately US$21.2 billion).

The Inco Offer expired on 28 July 2006 without Inco taking up any Falconbridge Shares, as Inco's minimum tender condition was not satisfied at the expiry time of the Inco Offer.

Following a hearing on 27 June 2006 by a three-member panel of the Ontario Securities Commission relating to an application by Xstrata to terminate the Second Falconbridge Shareholder Rights Plan, the Former Xstrata Group was able from 28 July 2006 to exercise its right to acquire up to 5% of the Falconbridge Shares through normal course purchases on the Toronto Stock Exchange in accordance with applicable securities laws. On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,035.2 million) in aggregate.

On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,434.8 million) in aggregate.

On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,043.9 million) in aggregate.

As a result of the transactions referred to above, Xstrata now beneficially owns approximately 97.1% of the outstanding Falconbridge Shares on a fully-diluted basis. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun the process of exercising its right under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario), as amended, to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006.

Shareholders approved the Falconbridge Acquisition at extraordinary general meetings of the Company held on 30 June 2006 and, following the Second Increased Xstrata Offer, 14 August 2006.

Following the expiry of the Inco Offer on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement described in paragraph 22.17 of Part VIII – "Additional Information – Material contracts".

The acquisitions of Falconbridge Shares in August and September 2005 were financed by borrowings under the Second Facility Agreement described in paragraph 22.22 of Part VIII – "Additional Information – Material contracts" and the issue of the 2017 Convertible Debenture described in paragraph 22.20 of Part VIII – "Additional Information – Material contracts".

The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and debt financing under the Equity Bridge Facility, the Debt Bridge Facility and the Acquisition Facilities described in paragraph 22.9 of Part VIII – "Additional Information – Material contracts".

Xstrata has committed to undertake one or more equity capital raisings to refinance the Equity Bridge Facility, under which the Former Xstrata Group drew US$7.0 billion in connection with the Falconbridge Acquisition. Deutsche Bank and JPMSL committed to underwrite, each as to 50% and subject to the terms of the Standby Equity Underwriting Letter, one or more equity offerings to raise such amount as is required to repay the amounts outstanding under the Equity Bridge Facility Agreement together with costs and expenses.

As a result the Company has launched the Rights Issue, and the Company and the Banks have entered into the Underwriting Agreement, to refinance part of the US$7.0 billion drawn under the Equity Bridge Facility in respect of the Falconbridge Acquisition.

The Directors believe that the Falconbridge Acquisition will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

In connection with the Falconbridge Acquisition, the Company has identified anticipated annualised cash cost savings of around US$120 million, comprising reductions in certain duplicated head office and administrative functions and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition, Xstrata expects to benefit from the incorporation of Falconbridge into the Enlarged Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses.

In connection with securing approval for the Falconbridge Acquisition under the Investment Canada Act, Xstrata provided the Canadian Minister of Industry with several important commitments in respect of Falconbridge's operations and employees in Canada. These commitments included:

- establishing Xstrata Nickel as a new standalone global nickel business, with its head office in Toronto and with responsibility for all of the Enlarged Xstrata Group's worldwide nickel operations;
- establishing in Toronto a Canadian Division of Xstrata Technology, which is responsible not only for marketing the Falconbridge Group's existing commercial technologies worldwide but also for marketing Xstrata's existing proprietary technologies throughout the Americas. In addition, Xstrata made significant commitments with respect to increased research and development expenditures in Canada over the next three years;
- making substantial commitments with respect to improved capital expenditures in Canada over the next three years, including significant commitments in respect of increased expenditures on exploration, including greenfield exploration, in Canada over the same period;
- committing to a process to identify for consideration by the Nominations Committee an appropriate Canadian candidate to be put forward to Shareholders as a non-executive director of the Company; and
- consistent with Xstrata's established practice of setting aside 1% of its annual pre-tax profits to support communities in which it operates, committing that a set portion of the Enlarged Xstrata Group's social involvement funding will be spent on community and social initiatives in Canada, with a particular focus on supporting Native American communities.

Overview of the industries in which the Enlarged Xstrata Group principally operates

Copper industry overview

Background

Copper's principal use is in wire and cable applications, which account for an estimated 55% of total consumption. Copper and its primary alloys, brass and bronze, are also used to make a variety of other products such as tubes, for both plumbing and air-conditioning, sheet and strip, for end-uses such as roofing, coinage, electrical connectors, and rods and bars for further manufacturing into industrial parts, fixtures, taps and other goods.

By market sector, construction accounts for the major end use at approximately 37% of total copper consumption. Electrical and electronic products are the second largest consuming sector at approximately 26%, followed by demand for industrial machinery applications at approximately 15%. Transport and consumer product sectors each consume approximately 11% of total refined copper demand.

The global supply of refined copper is largely produced from primary sources. Conventional milling/flotation processes account for approximately 73% of total refined copper production while the hydrometallurgical process of solvent extraction and electrowinning (SX-EW) supplies around 17% of global output. The balance of refined copper supply is obtained from the processing of secondary copper materials such as scrap.

Approximately 46% of the copper concentrate produced by milling/flotation processes is treated at integrated facilities that are usually located at or near the mine site. The balance of copper concentrate production is typically shipped to custom and partially integrated smelters for subsequent smelting and refining. Custom smelters usually purchase concentrates on the basis of payments made for the metal content of the concentrate adjusted for a processing charge that reflects the cost of treatment and refining.

In contrast to other metals such as aluminium, the concentration of supply ownership remains fragmented despite consolidation in recent years. In 2005, the top five mined copper producers accounted for more than 36% of total mine supply while the top five refined copper producers accounted for just over a quarter of total refined production.

Supply and demand

Chile accounts for approximately 36% of world mined production. Including Peru, Argentina and Brazil, the region of Latin America produces approximately 47% of the world total. Other major producers include the US, Indonesia and Australia.

Smelting and refining capacity is spread relatively evenly between the key supply areas, such as Latin America, and the consuming markets of Western Europe, North America and Asia. The Asia region accounts for approximately 35% of global refined supply and within the region, rapid industrialisation and capital and operating cost advantages have concentrated the addition of new smelting capacity in China and India. Latin America produces approximately 24% of refined supply while North America is the third largest producing region at approximately 11% of global refined production.

China's metals intensive growth has made China the world's largest consumer of copper, accounting for more than 22% of global refined demand in 2005. Since 2000, China has been responsible for almost 90% of global growth in refined copper demand and the Asia region now consumes almost 45% of global copper supply. Western Europe and North America are responsible for approximately 21% and 15% of global demand respectively.

Between 1990 and 2005, demand for copper in the western world increased at an annual average rate of approximately 2% and total global demand increased at an annual average rate of approximately 3.0% over the same period. Western world refined copper supply has increased at an annual rate of approximately 2.2% since 1990 while global refined supply has grown at an average rate of approximately 2.9% per annum.

During 2005, Chinese consumption helped to limit the growth of exchange stocks. Although Chinese consumption has been tempered by inventory destocking over the year to date in 2006, strong growth in other markets and repeated production interruptions at some of the world's largest production facilities have combined to keep global exchange stocks at very low levels. Total world exchange stocks at the end of August 2006 were 184,821 tonnes, representing approximately four days of consumption.

Pricing and costs

Refined copper is sold to consumers or delivered into a terminal market. Metals exchanges such as the London Metal Exchange, the Shanghai Futures Exchange and the New York Mercantile Exchange COMEX division provide pricing information that is used to benchmark global pricing.

The copper concentrate market is a negotiated market with a large percentage of production sold under annual contracts at agreed treatment and refining charges (TC/RCs). The main determinant of TC/RCs is the relationship between mine production and smelter demand.

Costs at copper smelters can vary widely. Older operations have greater fossil fuel requirements than newer smelting technologies. Labour costs can contribute at least a third of costs in high-wage economies, but all smelters incur high costs of "other" items including refractory replacement, fluxes, high temperature materials and other maintenance items. The main variable costs at electrolytic refineries are labour, electric power and consumables.

In 2005, a number of supply disruptions coupled with continued strong Chinese demand and critically low exchange stocks drove copper prices to record nominal highs. The LME copper price averaged US$1.67 per pound over the year, an increase of 28% over the corresponding period in 2004.

The 2006 year-to-date average LME copper price at the end of August was US$2.94 per pound.

Treatment and refining charges (TC/RCs) have declined quickly from the record highs experienced during 2005, due to disruptions to supply and strong growth in smelter consumption. Annual benchmark TC/RCs were set at around US$95 per dry metric tonne and US$0.095 per pound for 2006 and the spot market has continued to reflect the declining market during 2006.

Market and outlook

In recent years, the refined copper market has been characterised by an excess of demand over supply. In particular, rapid commodity demand growth in China has driven very strong copper consumption growth conditions. Coincident with this, weak production growth, cut backs and supply disruptions over the past two years ensured that refined copper supply fell short of this pick-up in demand. Copper demand growth moderated over 2005, however, and new additions to refined supply have not yet re-balanced the market.

The Company believes that the outlook for global copper demand is buoyant and that China will maintain high consumption growth rates for the remainder of this decade.

Xstrata anticipates that exchange stocks are likely to remain well below historical levels and that the copper market will remain sensitive to actual and perceived supply-side disruptions.

Coal industry overview

Analysis of the coking coal markets in this document does not include coals known as pulverised coal injection ("PCI") coals, which are used for injection directly into blast furnaces, and refers only to coal used for coke-making.

Background

Coal is one of the world's most extensive, affordable and geographically diverse natural sources of energy. The black or hard coal industry is divided into two key markets: coking and thermal coal. Thermal coal is also referred to as steaming coal and is used in combustion processes by electricity producers and industrial users to produce steam for electricity and heat. Coking coal is principally used to produce coke, which is then used as a reductant in blast furnaces for the production of steel. Semi-soft coking coal exhibits some coking properties and is blended with hard and semi-hard coking coals to produce coke. Some semi-soft coking coals are also used for injection directly into the blast furnace (although analysis of the coking coal markets in this document does not include coal used for this purpose, known as PCI coal, and refers only to coal used for coke-making). Certain grades of semi-soft coking coal can be economically processed for use as thermal coals.

Coal is currently the most cost effective fossil fuel on a contained heat basis and prices (on a "per unit of energy" basis) have historically remained significantly below the price of oil or natural gas, even on an adjusted basis where carbon dioxide taxes or carbon dioxide trading is evident. Coal retains a number of other advantages, namely less volatile prices, stable supply from a wide range of politically secure geographic locations and easy and safe storage and transportation by rail or ship. The Company expects these factors will ensure long-term demand for thermal coal.

According to the latest available data, in 2005 approximately 5.0 billion tonnes of hard coal were produced globally, of which approximately 4.3 billion tonnes was thermal coal. Of this thermal coal production, approximately 86% was used for domestic consumption, primarily in China, the United States and India.

The key thermal coal exporting nations to the Pacific market (which consist primarily of Asian consumers) are Australia, China and Indonesia whilst South Africa, Russia and Colombia are the major thermal coal suppliers to the Atlantic market (which consists primarily of European countries although the United States is currently the fastest growing major market for coal exports). Although seaborne export thermal coal currently represents approximately 13% of the world's total thermal coal production, the Company believes that it is one of the most rapidly growing segments of the global coal industry, expanding by an estimated compound average rate of approximately 8.2% per annum over the five year period to 31 December 2005. During this period, the Pacific and Atlantic seaborne export thermal coal markets grew at a compound average rate of approximately 8.9% and 6.4% per annum respectively. For the year ended 31 December 2005, the Company believes that the global seaborne export thermal coal market grew by approximately 7% to reach a total market size of around 508 Mt.

Coking coal is more of a specialty product and thus the seaborne export market for coking coal is global rather than regionalised into Atlantic or Pacific markets. Seaborne exports currently represent over 25% of the global production of coking coal. In the past, coking coal has been a slower growth market than thermal coal, growing by an estimated compound average rate of approximately 2.0% per annum over the five year period to 31 December 2005. However, this market has picked up in recent times and for the year ended 31 December 2005, the Company believes that the global seaborne export coking coal market grew by approximately 3.0% to reach a total market size of around 170 Mt.

Supply and demand

Thermal coal

Growth in thermal coal demand is closely related to growth in electricity consumption, with coal currently accounting for approximately 40% of the energy used for global electricity generation. OECD electricity demand and coal-fired electricity generation increased at an average rate of approximately 2.4% per annum between 1990 and 2005 and total OECD electricity demand is projected to continue increasing until 2030, with the highest growth expected in developing nations, particularly in Asia. The Company expects that increasing electricity demand will create greater demand for seaborne thermal coal.

The Company expects demand for thermal coal to continue to increase in Asia, particularly in Korea, India, Malaysia, Taiwan and Thailand. Despite the advent of the EU Emissions Trading Scheme ("ETS"), coal imports into and within Europe have increased, particularly by Germany and the UK. Germany has committed to cut production of coal from its mines by reducing subsidies paid to producers of coal, in line with European Union rules on support to the coal industry, over the period ending 1 June 2010. The reduction of these subsidies should further increase Germany's demand for thermal coal

imports. Atlantic demand growth is primarily driven by the United States, which has more than doubled its annual imports of thermal coal in the period from 2002 to 2005, to approximately 24 Mt.

On the supply side, there has been significant consolidation in the coal industry over the last eight years. In 1998, four coal producers accounted for approximately 44% of coal exported from Australia, South Africa and Colombia. In 2005, this percentage increased to approximately 70%. In addition, these four coal producers currently account for approximately 32% of global thermal coal exports.

Historically, Australian thermal coal exports have primarily satisfied demand in the Asian market. However, over the last decade, Indonesia has increased its exports of thermal coal to the Asian market. Chinese exports of thermal coal to the Asian market peaked in 2003 but have subsequently decreased.

The Company estimates that China's domestic electricity consumption may grow at an average of approximately 5% per annum over the next 20 years. Coal currently accounts for approximately 70% of China's electricity production, which, the Company believes, suggests that China's domestic demand for coal in the future will continue to increase and reduce the amount of coal produced in China that is available for export. Surging domestic demand and strong domestic prices are major contributors to the recent decrease in Chinese coal exports.

Coking coal

Trade in seaborne coking coal (coal for coke-making, not including PCI) in 2005 is estimated at approximately 170 Mt out of a total estimated use of approximately 769 Mt worldwide. Growth in trade has been steady in the last five years with an average annual growth rate of approximately 2.0% compared to the approximate 0.5% average annual growth rate from 1990 to 2000.

Australia is the largest exporter of coking coal, accounting for an estimated 102 Mt of international supply in 2005. The BHP Billiton Mitsubishi Alliance ("BMA") produces an estimated 48% of Australia's coking coal exports.

Canada is another large coking coal exporter, with an estimated 24 Mt of international supply in 2005. Rationalisation in Canada is well progressed. Following the merger between Fording, Luscar and Teck Cominco, there is currently only one significant producer of coking coal in Canada, Elk Valley Coal Partnership, although further small entrants have commenced exports during the past 12 months.

The United States is an important swing exporter on the global market. US seaborne exports of coking coal had declined to approximately 15 Mt in 2002 (mostly to the European market) but increased to an estimated 21 Mt in 2005 as a result of an international supply shortfall and demand in the Asian market that Australia and Canada were unable to meet due to infrastructure and capacity constraints. The Company believes that US exports will likely decline in the future as Australia and Canada increase their respective capacities.

Growth in the export coking coal market is linked to expansion in steel production with, the Company believes, the greatest growth likely to occur in Asia and South America, particularly in China, India and Brazil. Chinese domestic demand is predominantly supplied by domestic coal production, supplemented with seaborne imports and imports from Mongolia. The Company anticipates that if Chinese domestic demand exceeds domestic production and Mongolian imports, seaborne imports to China will increase. The Company believes that India, however, will primarily rely on coal imports to satisfy its growing domestic demand for coal products.

Pricing and costs

There are three principal grades of coking coal sold into the market: hard coking coal, semi-hard coking coal and semi-soft coking coal. Hard coking coal is the coal that forms the highest quality coke. Semi-hard coal has slightly inferior coking properties to hard coking coal. Semi-soft coal has weak coking properties. Hard coking coal attracts the highest prices with semi-hard coal being discounted depending on its coking quality characteristics. The pricing of semi-soft coal, which not only displays some coking properties but is also lower in ash than the normal grades of thermal coal, has in the past been linked to the price of thermal coal on a heat adjusted basis, but in recent years of an undersupplied coking coal market it has obtained a significant premium based on its value as an ingredient in the coke blend.

The future price for coking coal is also a function of supply and demand balance, with demand levels strongly linked to projections for economic growth and steel consumption. The demand for coking coal is dependent upon the utilisation rates of coke in steel-making and blast furnace pig iron production, which is in turn sensitive to industrial production. The

outlook for industrial production is positive, with average growth over the next five years expected to remain strongly positive across Asian iron making regions.

The price of thermal coal is largely driven by the balance of supply and demand for coal, and market outlook, with different qualities of thermal coal attracting different prices according to their specific heat, ash, sulphur and chemical contents. In deregulated markets, the price may also be influenced by traded electricity prices and costs of, or availability of, competing energy sources such as gas or hydroelectric power. Exported thermal coal typically has a higher heat value, lower sulphur content (1% or less) and lower ash content (15% or less) than that sold into the Australian and South African domestic markets. A significant proportion of export coal needs to be washed in order to meet the higher quality requirements. The floor price for semi-soft coking coal in an oversupplied market will be provided by the thermal coal price due to the fact that semi-soft coking coal can also be used effectively as a high quality thermal coal.

Costs associated with coal mining can be broadly categorised as labour costs, other on-site costs, royalty payments, freight costs and port loading costs. Export coal is generally sold FOB at the loading port with producers paying transport costs to, and loading costs at, the port. Accordingly, producers selling into the export market with mines close to port with good transport (principally rail) systems have significant cost advantages.

The Australian coal industry remains competitive in the global export coal market due to its large, high quality reserves, and efficient operations which are generally located close to its export ports. The South African coal industry is one of the lower-cost export producers. It has relatively low labour and capital costs, low transport costs (which compensate for the relatively long distance to port), shallow mining depths and favourable geological conditions.

Market and outlook

There has been fairly consistent and reliable growth in demand for seaborne export coal in recent years, despite the vagaries of economic cycles and the depressed Asian economies of prior years. The overall seaborne coal trade grew at an average rate of approximately 7% per annum between 2000 and 2005 and the Company anticipates an average rate of growth of approximately 3% per annum between 2005 and 2010.

Thermal coal market

The Company expects there to be continuing strong demand in thermal coal in Asia, particularly in Korea, India and Taiwan. Even though Japan retains its position as the largest importer in the region and the Company expects it to experience better economic growth than in recent years, its economy is nevertheless more mature and the Company believes growth in its thermal coal imports will be modest in the medium term and subject to the fate of nuclear development and the need to meet any constraints imposed by implementation of emissions abatement strategies including the Kyoto Protocol. The Company believes the introduction of energy taxes is unlikely to have a material impact, as certain competing fuels are also taxed (although each has a different emissions profile, some with lower emissions than coal). However, coal is expected to maintain its cost advantage, even on an emission cost adjusted basis, particularly when compared with the much higher equivalent energy costs of gas and oil.

Demand growth in Europe continues to rise steadily, with growth affected by the decline in domestic European production. However, the Company believes the outlook for the Atlantic thermal coal market remains robust as a result of the continued growth in demand for imported thermal coal within the United States and the Americas, restricted supply increases out of South Africa, Russia's relatively high FOB cost of export coal, the relative competitiveness of coal fired electricity generation and, on a longer-term basis, the renewed interest in new coal-fired power capacity.

Coking coal market

The Company expects the mature economies of Europe and North America to maintain a reasonable level of growth, with Europe helped by growing demand in Eastern Europe. The Company anticipates strong industrial growth from the emerging economies of Asia and South America, and Japan to emerge from its decade-long stagnation. The Company expects crude steel output from the iron making countries to grow at an average annual rate of approximately 4% to 2010 (driven by Chinese and Indian increases), resulting in blast furnace iron production in excess of 0.9 billion tpa, an increase of around 170 Mtpa on current levels.

Nickel industry overview

Background

Nickel is a metal with the characteristics of corrosion resistance, high strength over a wide range of temperatures, and high ductility. The principal uses for nickel include stainless steel, nickel-based alloys, electroplating, low-alloy steel, foundry products and copper-based alloys. Nickel is also used in batteries and catalysts.

Supply and demand

In 2003, world production of nickel grew by 3.1%, compared with 2.5% in 2002. Supply-side fundamentals were the main driver behind nickel price increases in 2003, accentuated by the very strong demand for metals in China. Disruptions at producers reduced supply in the first half of 2003. This was followed by a three-month strike at Inco's Sudbury operations during the summer of 2003, which removed approximately 30,000 tonnes of nickel from the market. When factoring in the Inco strike, the nickel market deficit increased to 56,000 tonnes. However, the release of the 60,000-tonne collateral stocks by Norilsk more than offset the deficit.

A surge in nickel prices in 2004 was driven by constrained supply of both primary nickel and stainless steel scrap and strong demand from the stainless steel sector, particularly in China. Stainless steel production grew an estimated 8.5% in 2004. Strong market fundamentals were further supported by investment-fund interest and activity. A continued strengthening of the global economy bolstered other nickel end-use sectors as well, including the high-performance nickel alloys used in jet-engine turbines.

By the start of summer of 2004, already low LME nickel inventories fell to critical levels just below 8,000 tonnes. High prices and tight availability caused Chinese traders and consumers to begin de-stocking and also resulted in increased quantities of stainless steel scrap appearing on the market. Some stainless steel producers, particularly in Asia, shifted their production focus onto ferritic grades of stainless steel and/or grades with lower nickel content. This action alleviated the pressure on a tight primary nickel supply and caused the forecast deficit for 2004 to be reduced to 5,000 tonnes. LME inventories began to reflect this increased availability, as a steady trickle of small warehouse deposits brought the exchange stocks back up to 20,898 tonnes by the end of the year. At 31 December 2004, LME nickel inventories had declined by 3,132 tonnes from the beginning of 2004.

Strong demand conditions experienced in the first half of 2005 quickly turned around in the third quarter of 2005 as stainless steel mills initiated a period of heavy de-stocking for the balance of the year. With nickel producers operating at close to capacity in the first half of 2005, surging demand had to be met from LME inventories, which declined from 20,898 tonnes at the start of 2005 to a low of 4,926 tonnes by mid-May 2005. The fall-off in demand from the stainless steel sector in the latter part of 2005, resulted in LME stocks creeping back up to end the year at 36,042 tonnes.

While demand for nickel was strong overall in the first half of 2005, an imbalance developed in stainless steel supply/demand fundamentals by mid-2005 leading to rising stock levels, declining prices and reduced margins for the mills, precipitating numerous stainless steel production cuts. The ramp-up of significant new Chinese stainless steel capacity also reduced the need in China for stainless steel imports from Western producers. The net effect was reduced primary nickel consumption and increased stainless steel scrap availability. Consequently, global stainless steel production estimates for 2005 were at the same level as 2004. In addition, sustained nickel price volatility during 2005 drove stainless steel mills to increase production of non- or lower nickel bearing grades of stainless steel.

Other nickel consuming sectors are estimated to have grown by 9.2% in 2005, supported by strong high nickel alloy and battery demand. Robust demand was seen in 2005 from all end-use sectors across all geographical regions.

As a result of nickel producers pushing their utilisation rates, increased production irregularities and maintenance outages were experienced in 2005. World nickel production increased in 2005 by less than 1% compared with 2004. Overall, a 4,000 tonne supply/demand surplus was forecast for 2005.

Pricing and costs

The nickel price rose from a low of US$3.27/lb at the start of 2003 to US$7.55/lb by the end of 2003, with much of the increase occurring in the second half of 2003. Supply-side fundamentals were the main driver behind this increase, accentuated by the very strong demand for metals in China.

The nickel price continued to rise and peaked at US$8.01/lb in early January of 2004. For the balance of 2004, nickel prices remained volatile, oscillating within a range of US$4.78/lb to US$7.53/lb, breaking the trend of the previous decade when the nickel price managed to stay above the $4.00/lb level only briefly. The average LME cash-settlement price for 2004 was $6.26/lb, 43% above the average price of $4.37/lb for 2003.

Nickel prices averaged US$7.20/lb in the first half of 2005, but with prolonged shutdowns and cutbacks at the stainless steel mills, nickel prices entered a temporary period of decline averaging US$6.17/lb during the second half of 2005. For the whole of 2005, nickel prices averaged US$6.69/lb, a 7% increase over the 2004 average.

Market and outlook

The stainless steel market rebounded in the first quarter of 2006, in line with the accelerating momentum of the industrial production cycle. With a rebound in stainless steel production and continued healthy non-stainless steel demand, the Company estimates total nickel consumption will grow by approximately 7% for the whole of 2006, compared with a slight contraction in the year ended 31 December 2005. Xstrata also anticipates that total global refined nickel supply will increase by approximately 6.2% for the year ending 31 December 2006.

For the remainder of this decade, the Company expects that the nickel market will continue to benefit from constrained supply, strong demand driven by Chinese stainless steel plant expansions and limited major greenfield nickel projects coming on stream.

Zinc and lead industry overview

Background

Zinc

Zinc's major use, accounting for around half of total consumption, is as a coating for steel to guard against corrosion (galvanising). Other major uses include the production of brass (an alloy of zinc and copper) and as a die casting material for manufacturing toys, motor housings and locks. Zinc dust is used in paints, and zinc oxide is used in the manufacture of rubber and ceramics.

Zinc companies can be divided into three categories. Zinc mining companies produce zinc concentrate for sale to smelters and generally receive payment for 85% of the contained zinc at the LME cash price less a treatment charge. Zinc smelting companies buy concentrates and sell refined metal. Integrated companies mine zinc ore, smelt concentrates to produce metal and sell refined metal. Few producers are integrated further downstream, with the exception of those that produce zinc alloys.

The gross returns achievable by zinc smelting and refining companies are linked to the difference between the amount they pay for the zinc metal contained in concentrate (85% of contained zinc), the level of the zinc treatment charge, which is deducted from the price paid for the zinc concentrate, the amount of "free zinc" or the amount of zinc above the payment level of 85% which they are able to recover and any premiums achieved on the sale of refined zinc.

The zinc mining industry is highly fragmented, with the top five producers accounting for only approximately 27% of world mine production. The zinc smelting industry is similarly fragmented with the top five smelting companies accounting for approximately 29% of world production. Integrated producers account for approximately one-third of western world zinc production. There is some scope for further consolidation, in addition to that which has taken place in recent years.

Lead

By far the most important application for lead is the lead-acid battery, which accounts for more than two-thirds of total consumption worldwide. Lead is also used as a roofing material in certain countries, and in ammunition, cable sheathing and oxides. Approximately two-thirds of the demand for lead in batteries is from the automotive sector with industrial batteries accounting for approximately one-third.

A significant difference between lead and most other major base metals is that a significant portion of the metal is recycled. Secondary recovery plays a very important part in the production of refined lead, because batteries have a high lead content, and because recycling is the safest and most environmentally friendly way of disposing of spent batteries. Secondary production accounts for approximately half of total refined lead production, and the proportion continues to rise as the share of batteries in total lead usage increases and recycling rates improve.

Primary lead companies can be divided into mining companies, which almost always produce lead concentrates as a by-product of zinc and/or silver production, and smelting companies, which buy concentrates and convert them into refined lead. A small number of primary producers are integrated from mining through to smelting and refining.

Primary lead smelting and refining companies typically pay for 95% of the lead contained in concentrates. As such, the gross returns achievable for primary lead smelting and refining companies are linked principally to the treatment charge that they can deduct from this metal payment, which is a market based charge and reflects the supply and demand for lead concentrate, which is then adjusted to reflect the level of the lead price.

Supply and demand

Zinc

Total demand for zinc has grown at approximately 2.4% per year in the western world since 1990. Recent growth in demand in China has been much more rapid, however, and the annual growth rate for the world as a whole has been approximately 3.4% per year since 1990.

The refined zinc market was in supply deficit in 2005 by around 550,000 tonnes, as strong growth in China drove a 3.2% increase in global demand for refined zinc to approximately 10.7 million tonnes.

Zinc ore is mined in approximately 40 countries, of which China, Australia, Canada, Peru and the US together account for approximately 65% of output. Production has fallen since 2000 in North America and Europe but risen in the Commonwealth of Independent States (CIS), China, and Peru. North America, Australia and South America are all net exporters of zinc concentrates, while China, Japan, South Korea and Europe are all net importers.

Depressed prices in 2001, 2002 and 2003 discouraged investment in new mine capacity. Overall, in the next five years the Company expects new mines and expansions or reactivations only slightly to exceed closures resulting from reserve exhaustion. Based on existing mine plans, expansion projects and committed projects, the Company believes world mine production is set to grow at an average annual rate of 1.9% between 2006 and 2011. If probable projects (those that are not yet fully financed and committed) are included, however, this estimated growth rate rises to approximately 4.5% per annum, which is higher than the average mine production growth rate of approximately 3.6% over the last zinc price cycle (from 1993 to 2002).

While demand continued to grow in 2005, global zinc metal production remained relatively flat at approximately 10.1 Mt in 2005, as increases in output in China, India and Kazakhstan were largely balanced by lower production in Canada, Peru, Belgium, Norway and Russia, smelting capacity reduction in France and plant closures in Italy, Spain, and Germany.

Global zinc mine production in 2005 increased by 3% to approximately 9.9 million tonnes. Mine output increased mainly in China, India, Morocco, Sweden and Australia, while it fell in Canada and Mexico. The concentrates market remained tight during the year, resulting in a further drop in average negotiated treatment charges, which fell from US$141 per tonne in 2004 to US$126 per tonne in 2005. The Company expects this tightness in the supply of zinc concentrate to continue throughout the remainder of 2006 and possibly into early 2007.

Peru, Australia and the US are the major exporting countries for zinc concentrates. Western Europe is the largest importing region for zinc concentrates in the western world, followed by Japan and South Korea. China has also become a major importer of zinc concentrates and will continue to import as its smelter capacity rises further.

Zinc smelting is geographically more dispersed. China is now the leading producer of zinc metal, accounting for approximately 26% of global supply. The Company expects global refined zinc production to grow by approximately 3.4% between 2006 and 2011, marginally higher than the approximate 3.3% growth during the last price cycle. Africa, the CIS and Australia are surplus regions. Major importing regions are Asia, Europe and North America.

The Company expects supply to remain in deficit throughout the remainder of 2006 and potentially into early 2007 as Xstrata does not expect commissioning of new mines to have a significant effect before 2008. The Company believes refined zinc production should remain constrained by the acute tightness in the concentrate market while significant expansions in Asian galvanising production capacity should underpin strong and steady demand growth. As a result, the Company expects zinc stocks to continue to trend down during 2007, supporting strengthened prices.

Lead

Primary lead production is widely dispersed throughout the world. China is the leading producer accounting for approximately 40% of primary refined production and approximately 30% of global primary and secondary production. Other major producers include North America, Europe and Australia. Secondary lead production is more concentrated in the mature industrialised economies, where larger volumes of scrap batteries arise.

The Company anticipates that mine closures over the next five years will nearly offset the small number of expected expansions at lead mines. The Company believes any growth in lead mine production will come from projects, mainly in Latin America and Australia, that are not yet fully financed and committed. The Company believes increases in primary smelting capacity in the next five years are likely, mainly in China and that there will be limited net growth in secondary smelting capacity over the next five years.

The US, Australia and Peru are the major exporting countries for lead concentrates. China, South Korea and Japan are the main importing countries.

Global consumption of refined lead rose by over 5% to 7.6 Mt in 2005. The Company believes China remains a significant and growing influence in the global lead market, where lead usage has risen strongly in recent years, driven by surging battery production due to the country's rapidly expanding automobile sector.

Global production of refined lead increased by 8% to 7.5 Mt in 2005; around half of this amount came from secondary production, mainly from battery recycling. In China, primary lead production increased by 26% while secondary production increased by 11%.

As a result, the refined lead market was in supply deficit in 2005 with lead stocks at LME warehouses remaining at very low levels during the period. At the end of 2005, LME stocks were at 43,600 tonnes, representing less than one week of global consumption.

Pricing and costs

Zinc

Zinc metal is sold to consumers or into the terminal market provided by the LME. The zinc concentrate market is largely a negotiated market with a large proportion of concentrate sold under annual contracts at negotiated treatment charges. Global zinc smelting costs typically comprise approximately 26% labour, approximately 42% energy and approximately 32% for other costs.

Lead

Refined lead is sold to consumers or into the terminal market provided by the LME. The lead concentrate market is largely a negotiated market with a large proportion of concentrate sold under annual contracts at negotiated treatment charges. Lead smelting costs are split approximately equally between labour, energy costs and other costs.

Markets and outlook

Zinc

The Company believes that global demand for zinc increased by approximately 3.9% in 2003, approximately 7% in 2004 and approximately 3.2% in 2005, largely as a result of strong growth in China. Despite this, the global zinc market was in significant surplus in 2003 shifting to a significant deficit since 2004. The LME cash zinc price therefore averaged only US$779 per tonne in 2002, US$828 in 2003 and US$1,048 in 2004. Nevertheless, in 2005 there was a supply deficit of 556 kt and the LME cash price averaged US$1,382.

Depressed prices from 2000 led to closures of some mines and smelters, and reduced the rate of investment. Consequently stocks of concentrates are very low. World mine production has grown slowly since 2000 at a compound annual growth rate of approximately 1.8%, increasing by only approximately 0.3% in 2004, recovering to approximately 2.8% in 2005.

The supply deficit in 2005 was reflected in a drawdown of 235,000 tonnes of LME stocks and 265,000 tonnes of stocks held elsewhere during 2005. LME stocks fell by approximately 37% to 393,500 tonnes at the end of 2005, the lowest level recorded since mid-2001. Strong market fundamentals drove prices up in 2005, particularly in the second half of the year, rising by 51% to finish the year at US$1,915 per tonne. The average LME zinc price increased by 32% in 2005 to

US$1,382 per tonne, up from US$1,048 per tonne in the previous year. Zinc prices have continued to be strong in 2006, averaging US$2,766 per tonne in the first half of the year.

The Company believes world demand for zinc in the next five years is likely to be driven by growth in the galvanising market and by the economies of Asia (notably China). The Company believes that in the western world immediate economic prospects suggest there will be only a slow recovery in demand, but that over the period from 2006 to 2010 growth of approximately 2.6% per year in demand is possible.

Lead
The Company believes that western world lead consumption grew at an annual average rate of approximately 1% over the thirty years to 2004, but in the 1990s this growth rate increased to approximately 2.1%. Lead demand reduced by approximately 1% in the western world but increased by approximately 5.6% worldwide in 2005.

During 2005 the cash price for lead traded between US$824 per tonne and a high of US$1,156 per tonne to finish the year at US$1,100 per tonne. The average price in 2005 was US$976 per tonne, 10% higher than US$887 per tonne in 2004. Backwardation was again a key feature of trading throughout the year, reflecting the tight physical market.

The Company expects the lead market to be in balance during 2006 and anticipates that global lead consumption will continue to grow, but at a lower rate than in 2005. The Company expects battery demand to continue to increase while it expects non-battery uses for lead to follow the current downward trend. The Company anticipates that China will continue to be a dominant force in consumption and production. Exports of refined lead from China remained at similar levels to the year before but in the future Xstrata expects them to show a declining trend as domestic demand continues to grow. The Company expects lead stocks to continue to remain at very low levels and consequently that the market will remain fairly tight throughout 2006, supporting lead prices.

The Company believes the main drivers of demand over the next five years will be the rate of production of new vehicles, which determines new battery demand, and the size of the total automotive population, which determines the level of replacement demand.

The large proportion of refined lead supplied by secondary recycling tends to keep supply and demand close to balance, since secondary production is closely allied to the demand for replacement batteries. The world market was in surplus in 2000 to 2003 shifting to deficit in 2004 and 2005 resulting in a drawdown in LME stocks to very low levels and a stronger price, but the Company expects it to be closely balanced or tending to a slight surplus in the next five years. Xstrata anticipates treatment charges for lead concentrates will remain at competitive levels.

Aluminium industry overview

Background

Whether measured in terms of market value or quantity, industrial use of aluminium exceeds that of any other metals, except iron. It is ductile, malleable and an efficient conductor of heat and electricity. Although very reactive chemically, aluminium resists corrosion by forming a protective oxide coating and has a high strength-to-weight ratio. Flat rolled products (sheet, plate and foil) constitute around half of all aluminium usage.

Supply and demand

In 2003, Chinese aluminium production rose about 25% to exceed North American production for the first time. Driven by a 15% export rebate, net Chinese exports of primary and alloyed aluminium rose by about 80% and there was concern that this could become a destabilising factor in world markets.

Aluminium's supply and demand fundamentals, however, improved significantly in 2004 and market surpluses of the previous few years turned into a global deficit of approximately 450,000 tonnes. Most of the improvement was led by increased demand in China and the US. Other major industrial economies demonstrated somewhat lesser – but still positive – rates of demand growth. Production increases had been unable to keep pace with demand growth as both power and alumina costs rose significantly during 2004. Smelter strikes also impacted production, especially in Canada.

LME inventories began 2004 with 1.4 million tonnes in warehouse but by the end of 2004 this stockpile had decreased more than 50% to 695,000 tonnes. This decline in stocks and the continued depreciation of the US dollar added further support to aluminium prices throughout the year.

Aluminium's supply and demand fundamentals were essentially balanced in 2005. LME warehouse inventories were 695,000 tonnes at the beginning of 2005. By the end of 2005 this stockpile had decreased to 645,000 tonnes. This decline in LME stocks was offset by combined increases of 113,000 tonnes in NYMEX warehouse stocks and IAI inventories.

Pricing and costs

LME cash prices for 2003 ranged from a low of US$0.60/lb in April 2003 to a high of US$0.72/lb on 31 December 2003. Continued weakening of the US dollar coupled with speculative fund buying propelled the price to its highest level in 34 months in December 2003.

The LME aluminium price moved steadily higher throughout 2004, from US$0.73/lb in January to a near ten-year high of US$0.89/lb by December 2004. The rise in prices was fairly constant throughout the year. The LME cash-settlement aluminium price averaged US$0.78/lb in 2004, a 20% increase over the average of US$0.65/lb in 2003.

The LME cash-settlement aluminium price averaged US$0.85/lb in 2005, a 9% increase over the average of US$0.78/lb in 2004. However, the price was somewhat volatile throughout 2005. The LME aluminium cash price opened 2005 at US$0.83/lb. The low point of US$0.76/lb was reached in June 2005. By the end of 2005 the price was at a sixteen-year high of US$1.03/lb.

There has been a dramatic shift in the cost base associated with the production of primary aluminium. While virtually all raw material and energy costs have risen significantly, the cost component increases impacting aluminium smelters the most are electrical power and alumina. Together, they account for over two-thirds of total production costs. Global spot-alumina prices increased almost 50% during 2005, from US$400/tonne to almost US$600/tonne. Power is much more of a localised issue. Smelters faced with renegotiating power contracts, most notably in the US and Europe, have faced substantial cost increases or even lack of available supply. In some cases, the result is permanent closure of the smelters in question.

Market and outlook

The Company believes that the global aluminium market will move from a deficit situation in 2006 to a minor surplus in 2007. The Company also believes that modest consumption growth in the Western economies will contrast with continued double-digit growth in China.

The Chinese government has taken steps to cool domestic investment in the energy-intensive aluminium sector. The export rebate was reduced from 15% to 8% in January 2004 and was replaced by a 5% export tax in January 2005. As a consequence, the growth in net Chinese exports has slowed dramatically and the Company expects annual increases in primary aluminium production to fall to around 8% (around one third of the 2002 to 2005 level).

Operating rates at North American foil and light gauge sheet mills are estimated to have been in the region of 90%, a historically high number, since 2005 and the Company expects this to continue.

The Company expects the 2006 North American market for HVAC Fin Stock, the most important flat-rolled aluminium product of the Falconbridge Group's aluminium producer Norandal, will have grown by 5% to 10%, mainly due to increased US government mandated improvements in efficiency ratings of residential air-conditioners.

Chrome industry overview

Background

The most important property of metallic chromium is its ability to form a regenerative oxide film which protects a metal surface against oxidation. Alloys that contain chrome are therefore corrosion and wear resistant.

Chrome and nickel are the two key alloying elements used in bulk quantities for the production of stainless steel. Stainless steel contains a minimum of 10.5% chrome and an average of 18% in the principal grade, 304. Chrome may be added to the stainless steel melt in the form of chrome ore, ferrochrome or as stainless steel scrap. Ferrochrome is an alloy of

chrome and iron generally containing between 50% to 65% chrome. Approximately 80% of the world's ferrochrome production is used in the production of stainless steel. Stainless steel scrap intake by the industry varies depending on the production process used and the availability of scrap. The latter is in turn influenced in part by the price of nickel.

Supply and demand

Demand for high-carbon ferrochrome has grown in the western world at an average rate of approximately 4.3% per annum since 2001. Total global demand increased at an average annual rate of approximately 7.3% between the years 2001 and 2005.

Ferrochrome production is determined largely by the production of stainless steel. South Africa holds approximately 65% of total world chromite reserves and is the leading integrated ferrochrome producing country, accounting for approximately 45% of global production of ferrochrome in 2005. Historically, South Africa, overall, has been among the lowest-cost producers of ferrochrome, due to the ready availability of chrome ore combined with low power costs and, until recently, a favourable exchange rate. Kazakhstan is the other major ferrochrome producing country accounting for approximately 14% of global production of ferrochrome in 2005.

Approximately 60% of the total input of chrome units in the stainless steel industry is provided by ferrochrome with the remainder from stainless steel scrap and chrome ore. Stainless steel scrap intake variations depend in large part on the state of nickel prices. High nickel prices may make it more cost effective to source the nickel units (and chrome units) from stainless steel scrap.

Globally, stainless steel melt production in 2005 continued at a similar level to 2004. In Western Europe, stainless melt production declined by an estimated 5.5% to approximately 8.3 Mt in 2005. Production of stainless melt also fell in the United States, down by an estimated 4.3%, in Taiwan, down by an estimated 5.4%, and in Japan, where production declined by an estimated 5.0% year-on-year. China was the exception, experiencing significant growth of an estimated 40.2% to around 3.3 Mt.

Demand for ferrochrome continued to grow year-on-year in the first half of 2005, but declined in the second half due to the downturn in the stainless steel sector. For the whole of 2005, consumption of ferrochrome rose modestly compared with 2004, with global demand totalling approximately 5.98 Mt, up from 5.96 Mt in 2004, supported by increased production of ferritic grade stainless steel.

Pricing and costs

The ferrochrome market is largely a negotiated market, with prices agreed on a quarterly basis and generally under long-term volume off-take contracts. The strengthening of the South African Rand in late 2003 coupled with the global reductant shortage led to a significant increase in production costs for the Former Xstrata Group, which was to some extent off-set by operational initiatives and enhanced metallurgical control of the operating units. The Rand continued to strengthen during 2004 while demonstrating significant volatility. However, in May 2005 the Rand depreciated against the US Dollar and from mid-2005 onwards traded principally in the ZAR6.30 to ZAR6.80 region.

As the correction in stainless melt production translated into lower ferrochrome demand in the second half of 2005, ferrochrome prices came under pressure, with the contract price reducing by US$0.05/lb in each quarter to end the year at US$0.68/lb. The average quoted price in 2005 was US$0.73/lb, 7.3% higher than the published 2004 average of US$0.68/lb.

Markets and outlook

Ferrochrome consumption tends to track trends in stainless steel production, although growth in ferrochrome demand may vary from growth in the stainless steel market depending on nickel prices and the availability of stainless steel scrap. Recent developments in the ferrochrome market have been characterised by the decline in stainless steel melt production in 2005.

Relatively weak growth in stainless steel melt production continued into the first quarter of 2006 resulting in further downward pressure on prices; in the first quarter the contract price reduced by a further US$0.05/lb to US$0.63/lb. However, the Company anticipates a recovery in the second half of 2006 as growth in both stainless steel melt production and ferrochrome demand gain momentum. China is again expected to drive this growth, although there may be strong recoveries in other regions too.

The Company expects global stainless steel melt growth to resume average growth levels of between 5% and 6% per annum between 2006 and 2009, with these growth levels resulting in additional demand for high-carbon ferrochrome of approximately 1.15 Mtpa during this period and in total global demand of approximately 7.6 Mtpa by 2009. The Company anticipates significant growth in demand, in particular in China, where it expects stainless steel production to increase from approximately 1.8 Mt in 2003 to in excess of 8 Mt in 2009.

Vanadium industry overview

Background

The main application of vanadium is as an additive in the production of carbon steels and high-strength alloys. Under certain conditions, the presence of vanadium increases the hardness and toughness of steel. Approximately 90% of vanadium production is consumed as a carbon steel addition, and vanadium consumption is therefore linked to increases in carbon steel melt. Carbon steel production has performed strongly in recent years with average growth in steel melt of approximately 5.8% between the years 2000 and 2004. The Company expects a trend of strong carbon steel growth to continue in the near future as China rapidly increases its production and consumption of steel.

Historically, most vanadium producers have produced vanadium pentoxide for sale to third party converters who convert it to ferrovanadium to sell to the steel industry. Increasingly, however, vanadium pentoxide producers (including the Enlarged Xstrata Group) have vertically integrated to become ferrovanadium producers that sell directly to the steel industry. This is due to the cost savings that can be achieved in transporting converted ferrovanadium rather than vanadium pentoxide. Around 20% of the world's vanadium is produced as a primary product directly from vanadium bearing ores with the balance being produced as a by- or co-product of the iron, steel and oil industries and residue reclamation.

Supply and demand

Approximately one third of the world's vanadium ore reserves are located in South Africa. The high vanadium content of, and relatively easy access to, the ore, together with competitive energy costs, gives South African producers a competitive advantage. Savings in the cost of transporting vanadium pentoxide and adding value at source is likely to continue to lead to vanadium pentoxide producers moving to become ferrovanadium producers.

Carbon steel continued to show solid global growth of approximately 6% during 2005. The primary driver was China, where carbon steel production increased by approximately 25%. Vanadium supply increased in response, particularly from magnetite steel producers in China, while high prices led to some substitution of vanadium by ferroniobium in certain applications.

The Company expects vanadium consumption to continue to be driven by steel production and consumption as well as by its intensity of use in steel. In addition, the Company expects the current rapid growth in China, combined with the continued relatively high use of vanadium in the United States and Europe, to boost consumption of vanadium in these areas. A parallel increase in the intensity of vanadium use in Asian steel production also represents a growth opportunity for vanadium demand.

Pricing and costs

The vanadium market is largely a negotiated market with contracts based on volume and agreed prices which are largely linked to published prices and entered into for varying periods. Mining costs and reagents are major cost components of primary vanadium production costs.

In 2004, market prices for vanadium pentoxide and ferrovanadium were significantly higher than in previous years. In 2005 the vanadium market was significantly undersupplied, with prices for ferrovanadium peaking at US$128/kg in April 2005 compared with a peak of US$28.2/kg in April 2004 and US$13.4/kg in April 2003. Ferrovanadium prices retreated from the peaks seen in the first half of 2005 to around US$38/kg by the end of 2005, bringing the average price for 2005 to around US$70/kg.

Markets and outlook

There has been a relative recovery in the vanadium market since oversupply of vanadium pentoxide in 2000 and 2001 led to a depression in vanadium pentoxide prices. The recent strong growth in carbon steel production in China combined with the closure of certain production facilities in South Africa and Australia (including the Enlarged Xstrata Group's Vantech and Windimurra operations) has improved market sentiment towards vanadium.

Higher prices have led, in some instances, to substitution of vanadium with ferroniobium. Vanadium prices have retreated since 2005 but the Company expects them to remain above the long-term trend line in the short-term.

Relationship with Glencore

Overview

Glencore International is a private, 100% employee-owned, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore operates on a global scale, marketing physical commodities which it produces at its own industrial assets or purchases from third parties to industrial consumers, such as those in the automotive, steel, power generation, oil and food processing industries. Glencore also provides financing, logistics and other services to producers and consumers of commodities. These activities are supported by investments in industrial assets relating to its core commodities. Glencore's headquarters are located in Baar, Switzerland and it has a network of 60 field offices in over 50 countries throughout the world.

In 1990, Glencore International became a substantial shareholder in Xstrata AG (which merged with the Company in 2002 as Xstrata plc became the ultimate holding company of the Former Xstrata Group), following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

As a result of their participation in a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Former Xstrata Group's acquisition of MIM and the MIM Rights Issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are, so far as Xstrata is aware, jointly interested in 254,750,351 Ordinary Shares, representing approximately 36.01% of the current issued ordinary share capital of the Company. Of these 254,750,351 Ordinary Shares, 252,601,000 Ordinary Shares are subject to the Arrangement and of these 252,601,000 Ordinary Shares: (a) Glencore International is entitled to exercise the voting rights attaching to 101,040,400 of them, representing approximately 14.28% of the issued outstanding Ordinary Shares of the Company; and (b) CSSEL is entitled to exercise the voting rights attaching to 151,560,600 of them, representing approximately 21.43% of the issued outstanding Ordinary Shares of the Company. Glencore International and CSSEL are the largest shareholders of the Company. Under its terms, the Arrangement will terminate on 2 December 2006.

Glencore International has irrevocably undertaken to take up its full entitlements under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings (approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue). The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement may be less than 84,200,333 if Glencore International disposes of any of its existing holding of Ordinary Shares prior to the ex-rights date as a result of the exercise of any exchange rights pursuant to the Glencore Exchangeable Bonds. However, Deutsche Bank and JPMorgan Cazenove have agreed, as agent for the Company, to endeavour to procure subscribers for such number of New Shares as Glencore International is unable to take up prior to the latest time and date for acceptance and payment in full under the Rights Issue as a consequence of having to dispose of Ordinary Shares in these circumstances (such New Shares being referred to herein as "Exchanged New Shares"), except if in the opinion of the Banks subscribers are unlikely to be procured for such Exchanged New Shares. Pursuant to the Glencore Underwriting Letter, Glencore International has agreed to subscribe for New Shares equivalent in number to the Exchanged New Shares for which Deutsche Bank and JPMorgan Cazenove have not procured subscribers. The Takeover Panel has granted a dispensation from any obligation on either Glencore International or CSSEL to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore International and CSSEL's interest being diluted by exchange rights under the Glencore Exchangeable Bonds being exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds into Ordinary Shares being exercised, between Monday, 2 October 2006 (being the latest practicable date prior to the publication of this document) and completion of the Rights Issue and subsequently being increased again as a result of Glencore International subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company or pursuant to the Glencore Underwriting Letter. Glencore International's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally. Glencore International will be paid an underwriting commission by the Company of US$35.1 million in connection with its undertakings. Further

details of Glencore International's Irrevocable Undertaking Agreement and the lock-up arrangements are set out in paragraph 22.2 of Part VIII – "Additional Information – Material contracts".

Commercial relationship

General

The Enlarged Xstrata Group believes that it benefits from the various arm's length advisory and marketing arrangements in place with Glencore. The Enlarged Xstrata Group further believes that Glencore benefits from these arrangements with the Enlarged Xstrata Group.

A number of the Enlarged Xstrata Group's operating subsidiaries have entered into long-term agency agreements with Glencore under which Glencore provides marketing services in exchange for agency fees. These fees are negotiated on arm's length terms and range from 3.5% to 5% of the FOB sales revenue. In a number of instances, Glencore acts as collecting agent and also assumes 60% of the non-payment risk of the Chrome Business's ferrochrome trade receivables and 100% of the non-payment risk of the Chrome Business's vanadium trade receivables.

The Former Xstrata Group also acquired a one-third interest in Cerrejón from Glencore in May 2006.

Copper Business

The Former Xstrata Group has entered into sales agreements with Glencore International in respect of the total available export allocation of copper cathode and surplus North Queensland copper concentrate not processed through its Mount Isa copper smelter for an initial 3 year period from 1 June 2004 and "evergreen" thereafter unless the agreement is terminated by either party with a minimum 12 month notice period. The sales terms for the copper cathode are the LME price plus a premium that is based on Codelco North Asian CIF Liner Terms less freight discounts by destination. The sales terms for the copper concentrate are based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges for the benchmark portion (25%) are fixed annually in line with annual benchmark terms. The treatment and refining charges for the spot portion (75%) are negotiated quarterly based on the prevailing spot market terms.

Minera Alumbrera Limited has entered into a contract with Glencore in respect of 20,000 to 40,000 dmt copper concentrate per annum expiring on 31 December 2004, thereafter "evergreen" with a 12-month termination period. The sales terms for the copper concentrate are negotiated annually. Minera Alumbrera Limited also has a fixed term contract for the sale of copper concentrate to Glencore for 40,000 dmt per annum in 2004, 2006 and 2007 as well as 60,000 dmt in 2005, expiring 31 December 2007. The treatment and refining charges are fixed for the term of the contract. Minera Alumbrera Limited on occasions sells concentrate to Glencore at spot terms. Spot sales are at prevailing spot market prices.

All terms for the North Queensland operations and Minera Alumbrera Limited are set at generally accepted international terms.

Approximately 60,000 dmt of Tintaya copper concentrate and 4,000 tonnes of copper cathode has been sold on a spot basis to Glencore during the second half of 2006, at prevailing market prices. No long-term contracts have been entered into between Tintaya and Glencore.

The Falconbridge Copper Business has entered into a long-term deal for the supply of 50,000 dmt copper concentrate per annum from Glencore to the Altonorte smelter. This contract is "evergreen" in nature, with terms renewed annually. Altonorte has also entered into an annual contract with Glencore for the sale of 9,000 tonnes of copper blister.

The Falconbridge Copper Business's smelters in Canada purchased approximately 80,000 dmt of copper concentrate from Glencore in 2006, under various spot contracts. Falconbridge had also entered into a contract for the sale of 4,000 tonnes of copper cathode to Glencore in 2006, with terms reviewed quarterly. It is expected that this contract will be renewed in 2007.

The following table sets out in more detail the contracts between Glencore and the Falconbridge Copper Business during 2004, 2005 and 2006:

Copper Business Entity	Commodity	Quality	Quantity (dmt)	Spot/ Annual	Start date	Headline terms (TC/RC)
Kidd Smelter	Copper concentrate	Butte	15,000	Spot	First half 2005	US$100/10¢
	Copper concentrate	Butte	5,000	Spot	End 2005/Beginning 2006	US$150/15¢
	Copper concentrate	Gibraltar	8,200	Spot	End 2005/Beginning 2006	US$150/15¢
	Copper concentrate	Gibraltar	13,900	Spot	First quarter 2006	US$142/14.2¢
	Cathodes	Kidd	690	Spot	August 2005	Premium 5.50
Horne Smelter	Copper concentrate	Butte	6,000	Spot	First quarter 2006	US$150/15¢
	Copper concentrate	Gibraltar	9,000	Spot	First quarter 2006	US$150/15¢
	Copper concentrate	Gibraltar	3,800	Spot	First quarter 2006	US$150/15¢
	Copper concentrate	Gibraltar	1,100	Spot	First quarter 2006	US$142/14.2¢
	Copper concentrate	Peak	9,000	Spot	First quarter 2006	US$153/15.3¢
	Copper reverts	Salvador	10,000	Spot	First quarter 2006	US$165/16.5¢
CCR	Cathodes	CCR	1,895	Spot	May/June 2005	Premium 5.00
	Cathodes	CCR	4,135	Annual	January to December 2004	Noranda quarterly premium

Coal Business

Xstrata Coal Marketing AG and Xstrata (Schweiz) AG entered into a Market Advisory Agreement with Glencore International on 2 March 2002. Pursuant to this agreement, Glencore International, for a fee of US$0.50 per attributable tonne of coal exported by the Former Xstrata Group from Australia or South Africa, acts as the Enlarged Xstrata Group's market adviser with respect to its export production of coal (other than for Cumnock No.1 Colliery Pty Limited ("Cumnock") while it is not a wholly-owned subsidiary). Glencore International advises the Enlarged Xstrata Group regarding the placement of its Australian and South African export coal in the world market, the future planning for that placement and market opportunities available for the future sale of export coal. Glencore International also provides the Enlarged Xstrata Group's marketing department with real time market intelligence and access to Glencore International's network of global offices. In providing such services Glencore International has agreed not to act for the greater benefit of itself to the disadvantage of the Enlarged Xstrata Group. See "– Relationship with controlling shareholder" below.

The Market Advisory Agreement remains in full force and effect for a period of 20 years from the date of the agreement, with a review of the fee at the end of each fifth year of its term. The Market Advisory Agreement may be terminated by Xstrata Coal Marketing AG after giving 45 days' notice if any person (together with its affiliates) holds, directly or indirectly, 50% or more of the issued share capital of Glencore International. The Market Advisory Agreement may also be terminated by either party with immediate effect if:

(a) the other party commits a material breach of the agreement and fails to remedy the breach, if capable of remedy, within 30 days of receiving written notice from the other party identifying such breach; or

(b) the other party enters into liquidation or is declared insolvent.

Xstrata (Schweiz) AG has agreed to guarantee the performance by Xstrata Coal Marketing AG of its obligations under the Market Advisory Agreement.

On 5 January 1995, Cumnock entered into a sales and marketing agreement with Glencore International. Pursuant to this agreement Glencore International provides sales and marketing services to Cumnock and Cumnock appoints Glencore International as its agent to market coal. Glencore International is entitled to a commission of US$0.75 per tonne for all coal sold by Cumnock.

The Enlarged Xstrata Group enters into forward commodity price contracts with Glencore International as counter-party. During the six-month period ended 30 June 2006, 505,000 tonnes were delivered at an average FOB price of US$55.75 per tonne, compared with 945,000 tonnes at an average FOB price of US$57.80 per tonne during the year ended 31 December 2005 and 930,000 tonnes at an average FOB price of US$43.10 per tonne during the year ended

31 December 2004. At 30 June 2006, 560,000 tonnes were contracted at an average FOB price of US$56.80 per tonne for delivery in 2006, compared with 765,000 tonnes contracted at an average FOB price of US$52.63 per tonne for delivery in 2006 at 31 December 2005 and 720,000 tonnes contracted at an average FOB price of US$59.75 per tonne for delivery in 2005 at 31 December 2004.

During the six months ended 30 June 2006, 236,952 tonnes were borrowed from Glencore and 319,418 tonnes were transferred back to Glencore with 58,104 tonnes owed to Glencore at 30 June 2006 (compared with 140,570 tonnes at 31 December 2005).

In 2006 the Former Xstrata Group entered into a three-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. The supply agreement commenced in April 2006 and 16.1 million litres (US$15.0 million) were delivered to June 2006. The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel (USD/BBL).

The Former Xstrata Group acquired a one-third interest in Cerrejón from Glencore in May 2006. In 2005, Cerrejón entered into a four-year fuel supply agreement with Glencore to supply diesel fuels. Since Xstrata acquired its interest in Cerrejón, Xstrata's share of the fuel purchases totalled 19.3 million litres (US$10.2 million) to June 2006. The supply agreement is on arm's length terms and prices change for each shipment according to the world market price per barrel.

All other coal purchases and sales with Glencore International are on commercial terms.

Nickel Business

The Nickel Business currently has a 60 tonnes per month contract with Glencore under which Glencore markets nickel product out of the Nikkelverk refinery in Norway. There is also an additional contract with Glencore for the treatment of a "white alloy" product that Glencore sources from the Democratic Republic of Congo.

Zinc Business

Asturiana has a service agreement with Glencore (the "Asturiana Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market. The fees paid by Asturiana under the Asturiana Service Agreement are approximately US$2.0 million per annum.

Asturiana has an "evergreen" agreement with Glencore to purchase 460,000 dmt per annum of zinc concentrate. Treatment charges are negotiated annually.

Asturiana (through its San Juan de Nieva and Nordenham operations) agreed to supply Glencore with 250,000 tonnes of SHG zinc slabs or CGG ingots during 2005 based on market FOB/CPT prices plus the respective premium.

McArthur River has an agreement with Glencore to supply 204,800 wmt per annum in 2005 and 2006 of zinc concentrate. There is an additional agreement to supply Glencore with any unsold zinc concentrate, to a maximum of 94,200 wmt per annum, in 2005 and 2006. Treatment charges for 51,200 wmt per annum of zinc concentrate are fixed with the balance negotiated annually until 31 December 2006.

Mount Isa has two agreements with Glencore for the supply of zinc concentrate. The first agreement is to supply 90,000 wmt. The second agreement is to supply 80,000 wmt to 100,000 wmt for the purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually. Xstrata and Glencore have agreed to extend these agreements to the end of 2008 after which they will become "evergreen" in nature.

The Falconbridge Zinc Business has a current contract to sell to Glencore in 2006 12,000 tonnes of zinc metal (shipped at 1,000 tonnes per month) from Kidd Creek and Canadian Electrolytic Zinc ("CEZ") operations in Canada. In April 2006, the Falconbridge Zinc Business purchased 25,000 tonnes of zinc concentrate at CEZ from Glencore. In addition, Glencore purchased under contracts shipped in April and June of 2006 a total of 43,000 tonnes of zinc concentrate from Brunswick Zinc. Two 2006 annual contracts are also in place with Glencore to purchase 6,000 tonnes and 5,000 tonnes of zinc metal.

Aluminum Business

The Aluminum Business currently has two purchase agreements for the supply of primary aluminium for remelt at its Huntingdon and Salisbury rolling mills and expects to purchase approximately 130 million pounds of primary aluminium for the year ending 31 December 2006 at the market price prevailing during the month of shipment. In the year ended 31 December 2005, the Aluminum Business purchased from Glencore approximately 112 million pounds of aluminium with a total spend of approximately US$110 million and approximately 7,500 tonnes of alumina with a total spend of approximately US$3 million and it sold to Glencore approximately 15 million pounds of aluminium with a total sales value of approximately US$14 million.

Alloys Business

Chrome operations

Xstrata South Africa entered into a ferrochrome marketing agreement with Glencore International on 21 April 1995, appointing Glencore International as its exclusive world-wide marketing agent for the sale of Xstrata South Africa's entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata South Africa produces ferrochrome. Glencore International is obliged to use its best endeavours to arrange sales at prevailing market rates as agreed from time to time by Xstrata South Africa and Glencore International. Glencore International is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore International assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

This ferrochrome marketing agreement was updated in 2005 with effect from 1 July 2004, to provide that, in addition, Glencore International is appointed and is responsible for the marketing of all ferrochrome produced by Merafe as a result of Merafe's participation in the Pooling and Sharing Venture (PSV) between Merafe and Xstrata South Africa, on terms and conditions that are no less favourable than those terms and conditions in the ferrochrome marketing agreement between Xstrata South Africa and Glencore International.

If at any time Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its products in the market. Glencore International is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore International is also entitled to receive a US$50,000 monthly fee in connection with market analysis and administration tasks it performs.

Ferrochrome sold into the US and Canada is distributed by Glencore Limited and Glencore Canada Inc., respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Enlarged Xstrata Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Limited ("Mitsui & Co") is the appointed marketing agent for all ferrochrome sales into China, Japan and South Korea up to a maximum of 30,000 tonnes. A change in marketing agent for sales into these countries must be done with the consent of Glencore International. Mitsui & Co. is entitled to receive 2.5% sales commission on sales revenue FOB value. The continuation of the distribution agreement with Mitsui & Co. is subject to the operating agreement between Xstrata South Africa and Mitsui Minerals Development South Africa ("MMDSA") in relation to the Xstrata Lydenburg plant. MMDSA owns a 12.5% undivided share in the fixed assets of Xstrata Lydenburg plant of which Xstrata South Africa is appointed as independent contractor. This ownership entitles MMDSA to purchase the same percentage of the rated capacity (capped at 240,000 tonnes) ferrochrome produced at an amount equal to FOB cost per tonne plus 3.5% of the FOB export price for the products taken. Upon termination of the operating agreement, the distribution agreement will also terminate and Xstrata South Africa will be obliged to purchase the 12.5% undivided share from MMDSA at the prevailing market price.

Vanadium operations

The Enlarged Xstrata Group's wholly-owned marketing agent, Xstrata Marketing Corporation A.V.V., entered into a marketing agreement with Glencore International expiring on 31 December 2017, in respect of the Enlarged Xstrata Group's entire production of vanadium other than vanadium sold into the US or Canada. In January 2005, the previous 20

year marketing agreement was superseded and replaced by a substantially similar marketing agreement consolidating the marketing arrangements between Glencore and the Former Xstrata Group's contracting entities.

Under the agreement, Glencore International is obliged to use its best endeavours to arrange sales for the Enlarged Xstrata Group of vanadium pentoxide and ferrovanadium to customers. Xstrata South Africa is obliged to pay to Glencore International an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its products in the market. Glencore International is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the United States or Canada is distributed by Glencore Limited and Glencore Canada Inc., respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The percentage of distribution fees payable by the Enlarged Xstrata Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Relationship with controlling shareholder

On 20 March 2002, Glencore International and Xstrata entered into an agreement (the "Relationship Agreement") which regulates the ongoing relationship between them. The principal purpose of the Relationship Agreement is to ensure that Xstrata is capable of carrying on the Enlarged Xstrata Group's business independently of Glencore and that transactions and relationships between Glencore and the Enlarged Xstrata Group are at arm's length and on normal commercial terms. The Relationship Agreement will continue for so long as the Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is Xstrata's controlling shareholder (as such term is defined in the Relationship Agreement). Currently, a controlling shareholder is a person who holds either 30% or more of the votes exercisable at general meetings of Xstrata or has the right to control the appointment of the majority of the directors of the Company. As is noted above, as a result of entering into the Arrangement, Glencore International currently holds only approximately 14% of the votes exercisable at general meetings of Xstrata and it does not have the right to control the appointment of the majority of the directors of the Company. Notwithstanding that it is no longer a controlling shareholder of Xstrata under the terms of the Relationship Agreement, Glencore International has agreed that the Relationship Agreement will, nevertheless, continue in full force and effect.

Under the Relationship Agreement:

- Xstrata and Glencore International agree that transactions and relationships between the Enlarged Xstrata Group and Glencore will be conducted at arm's length and on a normal commercial basis;

- Xstrata and Glencore International agree to ensure that Xstrata is capable, at all times, of carrying on its business independently of any member of Glencore;

- Glencore International is only permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of independent directors. Glencore International previously nominated three directors to the board of directors of the Company. However, following Mr. David Issroff's resignation from the board of directors of the Company with effect from 10 May 2006, Glencore International currently only has two nominees on the board of directors of the Company, being Messrs. Strothotte and Glasenberg;

- directors of Xstrata nominated by Glencore International shall not be permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Company's board of directors to approve any aspect of the Enlarged Xstrata Group's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore; and

- Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of Xstrata which would be inconsistent with, or undermine, the Relationship Agreement.

The Enlarged Xstrata Group believes that the terms of the Relationship Agreement as described above enable the Enlarged Xstrata Group to carry on its business independently from Glencore.

Technology

Xstrata Technology is a minerals and processing technology business with operations in Australia, South Africa, Chile and Canada.

The Enlarged Xstrata Group participates in a number of focused explorations research projects designed to reduce the cost of mineral exploration and increase the likelihood of success. Projects include the areas of geophysics, geology, geochemistry and remote sensing. The Enlarged Xstrata Group is also involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and create opportunities for business growth.

Xstrata Technology develops and sells technology to third parties through licensing agreements. The following table sets out a description of the current technologies of the Former Xstrata Group:

Technology	**Description**
ISASMELT	ISASMELT is a smelting process that has applications for primary and secondary copper and lead smelting, converting, copper/nickel smelting, and treatment of scraps and residues. The technology is installed at smelting facilities in Australia, the US, Belgium, Germany, the United Kingdom, India, Malaysia, China and Peru.
ISAPROCESS	ISAPROCESS is a permanent cathode technology for the copper refining industry. This technology utilises re-usable stainless steel cathode plates with precise cathode alignment, automation in electrode handling, and associated cathode stripping equipment. Benefits of the ISAPROCESS include copper cathode purity, operating intensity, increased labour productivity, improved safety and lower operating costs. The ISAPROCESS is installed at over 50 plants worldwide accounting for over 30% of global refined copper production.
IsaMill	IsaMill is a revolutionary grinding technology initially developed for ultra-fine grinding of ore bodies at Mount Isa and McArthur River. It has since been adopted for conventional coarser grinding where it can significantly increase processing efficiency. It is rapidly being adopted with over 40MW of installed capacity anticipated by the end of the first quarter of 2007 in Australia, South Africa and the US.
Jameson Cell	The Jameson Cell is a flotation cell that generates an intense flotation recovery process. Over 250 Jameson Cells have been installed at a number of copper, lead, zinc, coal and solvent extraction/electrowinning (SX-EW) facilities.
Albion Process	The Albion Process is a patented process that includes a combination of ultra-fine grinding using IsaMill technology followed by atmospheric leaching for subsequent metal recovery, for example by electrowinning or precipitation. This technology is being considered for installation at two of the Former Xstrata Group's mine sites after pilot testing on copper and zinc concentrates has been completed, and has been licenced to an operation that will recover refractory gold from tailing dams.

In the Falconbridge Acquisition, Xstrata also acquired the rights to the Kidd Process, another leading stainless steel copper refining technology, which is used to produce approximately 3.7 Mt of refined copper worldwide. Xstrata Technology now markets the Kidd Process in addition to ISAPROCESS, which has further strengthened its position as a supplier of copper refining technology.

The Enlarged Xstrata Group also has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper and cobalt products and to develop environmentally sustainable production technologies.

The primary focus at the Technology Centre in Sudbury is on developing new technologies for the Enlarged Xstrata Group in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides. The majority of the technical support is provided to the Nickel Business. Other Enlarged Xstrata Group businesses receive support on an as-needed basis.

Pilot plant facilities for metallurgical testing are located at Sudbury, the Nikkelverk refinery, Brisbane Hydrometallurgical laboratories, Townsville Copper Refinery, Kidd Creek Metallurgical site and at Lomas Bayas. In 2005 several industrial scale metallurgical tests were also conducted including testing at the Sudbury smelter, at Kidd Creek in Timmins and at CCR in Montreal.

Expenditures by the Falconbridge Group on research and process development for the two years ended 31 December 2004 and 2005 were US$22 million and US$29 million, respectively.

No material portion of the Enlarged Xstrata Group's business is dependent on a single or connected group of patents, licences, industrial, commercial or financial contracts or new manufacturing processes.

Operational hazards and insurance

The Enlarged Xstrata Group's operations are subject to numerous operating risks which include geological conditions such as unexpected geological features, unexpected seismic activity, climatic conditions such as flooding or drought, interruptions to power supplies, environmental hazards, technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These risks and hazards could also result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability.

The Enlarged Xstrata Group maintains insurance through a number of international insurers prepared to provide cost effective insurance cover to the metals and mining industry. The insurances are arranged via international brokers who provide an assurance that the types of insurance are customary for the mining and metal industry and limits and coverages are appropriate for the Enlarged Xstrata Group. The Falconbridge Group placed part of its property and business interruption insurance directly with an international insurer.

For substantially all of the Enlarged Xstrata Group's operations, the Enlarged Xstrata Group maintains:

- property and business interruption insurance, which protects against losses relating to the Enlarged Xstrata Group's assets;
- public and products liability insurance, which protects against claims by third parties for bodily injury or damage to property; and
- freight insurance which protects against losses relating to the transport of the Enlarged Xstrata Group's equipment, product inventory and concentrates.

The Enlarged Xstrata Group's insurance does not cover every potential risk associated with its operations. In particular, meaningful coverage at reasonable rates is not obtainable by the Enlarged Xstrata Group or other companies within the industry for certain types of environmental hazards, such as gradual pollution or other hazards as a result of the disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Enlarged Xstrata Group's financial condition or results of operations. Moreover, no assurance can be given that the Enlarged Xstrata Group will be able to maintain adequate insurance in the future at rates it considers reasonable.

Regulatory and environmental matters

The mining, mineral processing and other operations of the Enlarged Xstrata Group are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure and occupational health and safety. In addition to mandated environmental safeguards, the Enlarged Xstrata Group has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programmes. These aspects are aligned with and support the Enlarged Xstrata Group's commitments to sustainable development, where economic prosperity, environmental quality and social equity drive business activities. The Enlarged Xstrata Group believes that sustainable

development is the implementation of practices and policies that contribute to the well-being of the environment, economy and society to address the needs of customers, suppliers, shareholders, employees, contractors, government, the general public, the communities in which it operates and other stakeholders, without compromising the ability of future generations to meet their own needs.

The Enlarged Xstrata Group has in place a comprehensive environmental management system consisting of a sustainable development policy, guidelines, standards, procedures, audit frameworks, job descriptions and procedures, roles and responsibilities, employee and contractor training, public and employee reporting, emergency prevention and response, risk management and community awareness.

In common with other diversified natural resources and mineral processing companies, the Enlarged Xstrata Group's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere. There are many national (including certain provisions of the South African Constitution), regional and local environmental laws, regulations and policies which apply to the Enlarged Xstrata Group's operations, the scope of which varies according to the jurisdiction concerned. Examples include those relating to waste and waste water treatment, disposal of waste, air emissions or discharges. If any of the Enlarged Xstrata Group's operations fail to comply with the relevant laws and regulations, the relevant authorities could require additional equipment to be installed at substantial cost or that the whole or part of the operation be closed down or scaled back. In addition, if a member of the Enlarged Xstrata Group is found to have committed a breach of the relevant law or regulation, it may be liable to pay a fine to the relevant authority or, in some cases, compensation to individuals affected by the breach; alternatively, directors of Enlarged Xstrata Group members may be held liable for any breach.

In some jurisdictions, members of the public can initiate private proceedings to enforce compliance with permits and applicable environmental, health and safety laws and regulations. Proceedings commenced by members of the public have not to date had a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group, although actions of this type have occurred in relation to other corporations. No assurance can be given that these types of private actions will not occur in the future and have a material adverse effect on the results of operations or financial condition of the Enlarged Xstrata Group.

The Mount Isa operations in Queensland are subject to specific legislation of the Queensland State Parliament, the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985 exempts the Mount Isa operations from compliance with the otherwise applicable Environmental Protection Act 1994 with respect to air emissions. The State environmental regulator has informed Xstrata of its desire to assume the regulation of special state legislation, including the Mount Isa Mines Limited Agreement Act 1985. In the event that happens and a subsequent amendment is sought and made to bring air emissions permitted under the Mount Isa Mines Limited Agreement Act 1985 into line with the Environmental Protection Act 1994, or alternatively that the Mount Isa Mines Limited Agreement Act 1985 is repealed, then significant cost consequences, relating to investing in new environmental technologies and practices, could follow to maintain current production levels.

Each of the Enlarged Xstrata Group's businesses is subject to various laws and regulations relating to their ability to carry out operations, as well as environmental and health and safety issues. The requirements of these laws vary from operation to operation, and are also dependent on the jurisdiction in which they operate. The Enlarged Xstrata Group's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, the Enlarged Xstrata Group incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimise future liabilities for site closure. The board of directors of the Company, as a matter of policy, requires each of the Enlarged Xstrata Group's businesses and operations, as a minimum, to comply with all relevant laws and regulations in the jurisdiction in which it operates. Compliance with relevant environmental laws is the responsibility of respective managers at the operating companies who are directly responsible to the Enlarged Xstrata Group's senior management. All Falconbridge Group operations are guided by a Sustainable Development Policy and Management System Environment, Health and Safety (EHS) Operating Manual that assists corporate, site, project managers and EHS professionals to implement the elements of the Falconbridge Limited Sustainable Development Policy. All Falconbridge operations are also guided by the Falconbridge Code of Ethics which sets a high standard of ethical behaviour throughout the Falconbridge Group. The code requires that decision-making include due consideration for human rights, the provision of a living wage to all workers worldwide, a diverse workforce that encourages upward mobility, respect for indigenous rights, environmental improvement,

transparency in the Falconbridge Group's conduct and a commitment to sustainable communities. A procedure exists for employees to confidentially report issues of non-compliance to designated individuals or through the Falconbridge Group's Ethics Hotline. Xstrata believes that each of the Enlarged Xstrata Group's businesses and operations are substantially in compliance with all material applicable environmental laws and regulations.

In most jurisdictions, businesses are required to rehabilitate site operations which have been closed down. In South Africa, for example, section 43 of the MPRDA imposes liability on the mining operator for some time after the relevant mining operations have ceased. Accordingly, the Enlarged Xstrata Group, to the extent it has not already done so, will have to make provision for the costs involved in closure and other rehabilitation of any of its site operations in the future. This may involve substantial costs. In the event that pollution of the environment surrounding or adjacent to any of the Enlarged Xstrata Group's operations occurs, or has already occurred, the Enlarged Xstrata Group may be required to remediate pollution and incur substantial costs. In particular, the Enlarged Xstrata Group's operations are generally required either to lodge security bonds or make ongoing cash contributions for the purpose of rehabilitation at the end of a mine's life. The Enlarged Xstrata Group has an established environmental audit programme at each of its mines and will continue to review its compliance with environmental requirements, including its rehabilitation requirements. The Enlarged Xstrata Group will comply with the provisions of the South African MPRDA to ensure that it will continue to be able to operate within the legislative regime introduced by the MPRDA and the Enlarged Xstrata Group complies with similar obligations in other jurisdictions in which it has operations.

In the UK, any cessation of operations requires the decommissioning of plants and rehabilitation of the environment in order to surrender various environmental permits. The standard and extent of remediation required will vary according to the approach of the regulator and it is not possible to accurately estimate such closure and rehabilitation costs in advance. As environmental regulation becomes more stringent, there can be no assurances that future costs of closure and rehabilitation will not be materially higher than currently anticipated.

The Enlarged Xstrata Group's operations are members of various forums which aim to develop, through the use of best available technologies, water management practices to ensure that the water used by the Enlarged Xstrata Group's operation will, when re-introduced into the water system, meet end user requirements and legal requirements.

The Enlarged Xstrata Group's operations require various environmental permits covering, amongst other things, water use and discharges, stream diversions and solid waste disposal. The Enlarged Xstrata Group has applied for the necessary permits and in doing so has complied with all the requisite statutory obligations required to make application for the permits. Not all permits have, however, been issued due to administrative delay. Xstrata does not anticipate that any environmental issues or liabilities in connection with environmental permits will be material to the Enlarged Xstrata Group's operations. Further information on the licensing and permits of the Enlarged Xstrata Group's businesses can be found in Part IV – "Information on the Former Xstrata Group's Business – Statutory authorisations, licences and concessions" and in Part V "Information on the Falconbridge Group's Business – Statutory authorisations, licences and concessions".

New legislation or regulations may come into force in the future that may materially adversely affect the Enlarged Xstrata Group's mining operations, its cost structure or its customers' ability to use the Enlarged Xstrata Group's products, particularly coal. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require the Enlarged Xstrata Group or its customers to change operations significantly or incur increased costs. It is possible that environmental laws and regulations in certain countries in which the Enlarged Xstrata Group operates will, in the future, become more stringent with the result that the amount and timing of future expenditure required to enable the Enlarged Xstrata Group to remain in compliance with such laws and regulations could increase substantially from their current levels. In particular, there is a clear and continuing trend in Europe for increasingly stringent environmental measures to be enacted at European Union level which require stringent environmental measures to be enacted at EU member state level and which may have a significant operating and financial impact on the Enlarged Xstrata Group.

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 30 August 2006, 164 states and regional economic integration organisations (such as the EU) had deposited instruments of ratifications, accessions, approvals or acceptances in respect of the Protocol.

Those jurisdictions in which the Enlarged Xstrata Group has operations can be split, with regard to the laws, regulations and policies aimed at limiting or reducing greenhouse gas emissions, into four categories. The first is those jurisdictions within the EU (such as Belgium, Germany, Spain and the UK) which are subject to the EU emissions trading scheme (the "EU ETS"). The EU ETS currently focuses on carbon dioxide emissions from certain energy intensive industries (such as power generation and the production and processing of ferrous metals) until 2007 when the scheme will be expanded to cover other greenhouse gases, such as methane, and other industries, such as the chemical and aluminium production industries. The second category comprises non-EU jurisdictions that have ratified the Kyoto Protocol and that have in place, or will shortly have in place, a formalised system of greenhouse gas emission allowances trading and emission levels regulation (such as Canada and Norway). The third category consists of those jurisdictions that have not ratified the Kyoto Protocol and that presently have no jurisdiction-wide system for emission allowances trading (such as Australia). The final category is those jurisdictions that have ratified the Kyoto Protocol but have no obligations under it to reduce greenhouse gas emissions (the so called non-Annex 1 countries such as South Africa, Chile, Argentina, Peru, Colombia and the Dominican Republic).

Both Canada and Norway have ratified the Kyoto Protocol and are committed to meeting their obligations thereunder in respect of greenhouse gas emission levels. Canada, which is the jurisdiction of incorporation of Falconbridge, ratified the Kyoto Protocol in late 2002. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the Kyoto Protocol. The federal Canadian government has undertaken extensive industry consultations with a view to structuring a domestic emissions trading system and has proposed a regulatory framework for greenhouse gas emissions regulation and trading. From 1 January 2005, an emissions trading system has been introduced in Norway for the period 2005 to 2007 (and covering in the region of 10% to 15% of Norway's greenhouse gas emissions). The Norwegian system is very similar in structure and in form to the EU ETS.

The Enlarged Xstrata Group has operations in various developing world jurisdictions, such as South Africa, Chile, Argentina, Peru, Colombia and the Dominican Republic, that are non-Annex 1 countries. Despite having no obligations under the Kyoto Protocol in respect of their levels of greenhouse gas emissions, these countries may host Clean Development Mechanism ("CDM") projects that allow Annex 1 country companies, whether operators of an emissions constrained installation or not, to procure additional emission rights.

In July 2005, Australia, China, India, Japan, South Korea and the US formed the Asia-Pacific Partnership on Clean Development and Climate. Members of the partnership intend to cooperate on the development and transfer of technology which enables the reduction of greenhouse gas emissions. It is uncertain what, if any, impact this partnership will have on the Enlarged Xstrata Group as its implementation plans are being developed.

See the section of this document headed "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – Risks related to climate change legislation" for a discussion of certain potential impacts on the Enlarged Xstrata Group relating to the Kyoto Protocol.

The Enlarged Xstrata Group has a number of mining tenements, licences and concessions with various terms (including durations) under which the Enlarged Xstrata Group carries out mining and natural resources activities. Except to the extent described in respect of the Rhovan vanadium operations in Part IV – "Information on the Xstrata Group's Business – Alloys Business Summary – Vanadium operations – Description of vanadium operations – Mineral right applications and conversions", licences are in place in respect of all reserves which the Enlarged Xstrata Group is currently exploiting. Members of the Enlarged Xstrata Group may from time to time breach the terms of their mining tenements, licences and concessions. Xstrata does not however believe that any such breaches of which it is aware would have a material adverse effect on the Enlarged Xstrata Group.

South African Mineral and Petroleum Resources Development Act and Empowerment Charter and Royalty Bill
On 3 October 2002, the President of South Africa assented to and signed into law the MPRDA, which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines, including the Mineral and Petroleum Royalty Bill (the "Royalty Bill") pertaining to royalties. A draft of the Royalty Bill, dated 10 March 2003, was released for public comment on 20 March 2003. This version of the Royalty Bill has been withdrawn for revision and a new draft is expected in the near future. The Minister of Finance has

however recently indicated that mining royalties as envisaged in the draft bill will only become payable by mining companies in South Africa from 2009.

A key outcome of the MPRDA is that the South African State becomes the custodian of all the rights to minerals and that prospecting and mining require prospecting and mining rights respectively which can only be granted by the State once certain criteria are met, including black empowerment criteria for HDSAs. Existing prospecting and mining authorisations and the underlying mineral rights need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the mining industry is controlled by HDSAs within ten years from 1 May 2004. In addition, mining companies need to achieve certain goals aimed at the advancement of HDSAs both in the workplace and the communities in which they operate.

The transitional provisions of the MPRDA facilitate the conversion of prospecting and mining rights currently held at common law and under the Minerals Act (termed, "old order rights" in the MPRDA) to the new forms of prospecting and mining rights contemplated by the MPRDA ("new order rights").

The conversion applicants will have a maximum of two years in the case of prospecting and five years in the case of mining to lodge their rights for conversion. For successful conversion, applicants will be required to be in possession of a valid prospecting permit or mining authorisation and to have been physically prospecting or mining (as the case may be) on the area to which their application relates as at the promulgation date.

This legislation impacts the Enlarged Xstrata Group's resource holdings and consequently its development programmes.

The Enlarged Xstrata Group has developed and is implementing a strategy to address the tenure risks associated with the legislation and believes that the transformation of the business to align itself with the intent of the MPRDA and associated legislation will be done on a commercial basis in accordance with the legislation.

Native title and land claims

Land in Australia, South Africa and Canada owned or used by the Enlarged Xstrata Group may be the subject of land claims.

In Australia, the Native Title Act recognises native title and established processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. Once extinguished it cannot be revived although compensation is payable, generally by the Commonwealth government. Claims are decided on a factual basis and determined ultimately by the Federal Court of Australia. Where existing mining leases are held, those rights are not affected if a native title claim is lodged. If native title has been extinguished, future mining leases can be granted without reference to native title. If it has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the 'right to negotiate' with respect to the grant of mining rights, which includes exploration titles and the compulsory acquisition of land. While the right to negotiate does not include a veto on the grant of a title, it may require financial payments to be made. Native title claims have been made over areas where the Enlarged Xstrata Group has mining operations. Xstrata believes, however, that such claims will not have a material impact on the Enlarged Xstrata Group's existing operations.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. Claims under the Restitution of Land Rights Act had to be lodged by 31 December 1998. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, compelling the State to include a claimant as a beneficiary in the State support programme for housing or granting the claimant an appropriate right in alternatively designated State land or with any alternative and appropriate relief. The Enlarged Xstrata Group has received unofficial reports that approximately 350 land claims have been lodged in relation to the surface rights of the Enlarged Xstrata Group's various South African properties. Xstrata has very limited information about these land claims and can give no assurance that they, or any other land claims of which it is not aware, will not have an adverse effect on the Enlarged Xstrata Group's rights to the properties that are subject to the land claims.

The emphasis of the restitution of land rights process in South Africa is to provide an appropriate remedy to claimants in terms of a statutory process. The landowner is not required to provide the land seeker with a remedy. Existing legislation regulating the land restitution process in South Africa places this burden on the State. It is therefore unlikely that the Enlarged Xstrata Group will be the party that will be required to address the remedies sought by land seekers unless the State expropriates a landowner's land, in terms of the appropriate expropriation legislation, in order to comply with a decision by a competent authority or court to restore land to a claimant.

In Canada, the Enlarged Xstrata Group's properties may, in the future, be the subject of Native Americans' land claims which are generally addressed by the courts in Canada. The legal basis of such a land claim is a matter of considerable legal complexity and the impact of the assertion of a land claim, or the possible effect of a settlement of such claim upon the property interest in question, cannot be predicted with any degree of certainty at this time. In addition, no assurance can be given that any recognition of Native American rights whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mining activity pending resolution of any such claim) would not delay or even prevent the Enlarged Xstrata Group's resource development or mining activities in Canada.

Health and safety

The Enlarged Xstrata Group's health and safety standards are reviewed by the Enlarged Xstrata Group on an ongoing basis. In addition, the Enlarged Xstrata Group's operations are subject to government authority inspections throughout the year, as well as health and safety audits at most operations. These inspections and audits have not resulted in any significant capital expenditures by the Enlarged Xstrata Group. However, certain of the Enlarged Xstrata Group's activities are inherently dangerous and the authorities responsible for administering health and safety standards have considerable inspection, injunction and penalty powers that, if exercised against the Enlarged Xstrata Group, could have an adverse impact on the Enlarged Xstrata Group's financial condition or results of operations.

Xstrata recognises that the health and safety of its employees, contractors and other key stakeholders and the maintenance of high environmental performance standards are significant responsibilities involved in the conduct of its operations. The Enlarged Xstrata Group's aim is to be recognised as a leader in health, safety and environmental management.

There is a serious problem with HIV/AIDS infections in South Africa generally. Certain of the Enlarged Xstrata Group's operations are addressing HIV/AIDS in the workforce at their operations in South Africa through awareness, employee wellness training and aggressive antiretroviral intervention programmes both for new employees and on an ongoing basis for all employees. The World Health Organisation estimates that approximately 20% of the South African population is living with HIV/AIDS.

The Enlarged Xstrata Group participates in a regional initiative known as the Power Belt AIDS Project, a mining community-based programme which targets AIDS awareness and safe sex practices through the provision of information to schools and clinics and the use of peer trainers in the community. The project is managed by the Council for Scientific and Industrial Research and is funded by affiliated businesses, government and international organisations.

Xstrata believes that these intervention and health programmes, the Enlarged Xstrata Group's contingency plans (which involve teaching multiple skills to the workforce and improving training and recruiting capacities) and the large number of unemployed skilled persons available in the region could mitigate the financial impact on the Enlarged Xstrata Group's South African operations of the HIV/AIDS crisis in South Africa.

Labour and employee relations

For the year ended 31 December 2005, the average monthly number of Former Xstrata Group employees and contractors of the Former Xstrata Group was approximately 24,000 in aggregate. The majority of the Former Xstrata Group's employees are unionised.

At 31 December 2005, the Falconbridge Group had approximately 14,500 employees in 18 countries. The majority of the Falconbridge Group's employees are unionised and engaged pursuant to collective employment agreements. In 2005, collective agreements were signed in respect of the following Falconbridge Group operations:

Three-year agreements:

- Norandal – Newport
- Kidd Metallurgical Division
- St. Ann Bauxite Mine (Production & Maintenance, Staff)

Five-year agreement:

- Gramercy Alumina Refinery

A three-year collective agreement at Falcondo was ratified on 22 February 2006, replacing the contract that expired in November 2005.

Collective bargaining agreements for the following Falconbridge Group operations have expired or are scheduled to expire in 2006 in the months indicated:

- General Smelting (Montreal) – 31 January
- Brunswick Mine (Bathurst) – 28 February
- Brunswick Smelter (Bathurst) – 28 February
- Horne Smelter (Rouyn) – 1 March
- Bulk Handling Operation (Bathurst) – 31 March
- Raglan Mine (Rouyn) – 30 April
- Lomas Bayas (Chile) – 30 April
- Nikkelverk (Norway) – 1 April
- Antamina (Peru) – 24 July
- Norandal – Salisbury (Salisbury) – 20 November
- Altonorte (Chile) – 12 December

Collective agreements covering the Falconbridge Group's unionised employees at Norandal-Newport, St. Ann (production and maintenance employees), and Gramercy were all renewed in 2005. At the Timmins Metallurgical site, a collective agreement was signed with the Canadian Auto Workers Union after a one-month strike in October 2005. Bargaining was completed in 2006 for the renewal of the collective agreements at Falcondo and St. Ann (staff employees only).

The Falconbridge Group reached an agreement with the Sindicato de Empresa Compañía Minera Lomas Bayas for the renewal of the collective agreement at the Lomas Bayas copper mine located in Chile. Employees voted in favour of the agreement on 6 May 2006 and it will supersede the prior agreement which expired on 30 April 2006.

On 1 March 2006 the Falconbridge Group and the CSN union reached an agreement on a new three year agreement at the Horne Smelter in Rouyn, Noranda. Details of the agreement included a US$0.50 increase in each year of the contract, pension increases to US$46/US$47/US$48 per month and a maximum of 15 55/30 early retirement packages. The Falconbridge Group gained the right to operate the plant over the Christmas period and clarified the terms of the contracting out language.

In May 2006 employees at Brunswick Mine, members of United Steelworkers of America, Local 5385, voted in favour of a new collective agreement. The new agreement will be in effect up to an including closure of the Brunswick Mine scheduled for early 2010. Highlights of the agreement include: (i) a downsizing provision at closure that defines how seniority will apply, how termination will be carried out and how pensions and severances will be provided to workers; (ii) wage increase of C$0.25 per hour for each year of the agreement; and (iii) an increase in the basic pension from C$47 per month per year of service to C$52 at closure.

On 24 May 2006 the Falconbridge Group and the United Steelworkers, Local 9449, announced that employees at Raglan Mine have voted in favour of a new collective agreement. The new collective agreement expires on 30 April 2011. Highlights include: (i) a wage increase of 2.2% each year of the collective agreement; (ii) productivity and profit sharing programme improvements; and (iii) a signing bonus of C$1,500 upon the execution of the collective agreement and an additional C$375 in each remaining year of the collective agreement.

On 21 June 2006 employees at Brunswick Smelter, members of United Steelworkers of America, Local 7085, voted in favour of a new collective agreement. The previous agreement expired on 28 February 2006. The new contract is a five-year agreement. Highlights of the agreement include: (i) a definition of how seniority will apply and how pensions and severances will be provided to workers; (ii) wage increases of US$0.25 per hour for each year of the agreement; and (iii) an increase in the basic pension from US$47 per month per year of service to US$52 in 2010.

On 17 August 2006 Falconbridge's Bulk Handling Operation in Bathurst, New Brunswick reached an agreement with CEPC – Local 768, Local union 1150 IBEW, Local union 512 UAJAPPIUSC, NBRCCMAW local 1458 for a five year agreement. Terms of the agreement include: (i) a definition of how seniority will apply and how pensions and severances will be provided to workers; (ii) wage increases of US$0.25 per hour for each year of the agreement; and (iii) an increase in the basic pension from US$47 per month per year of service to US$52 in 2010.

Collective agreements covering Falconbridge's unionised hourly employees at CEZ, CEZ (Effluent Treatment Operators), CCR (Production & Maintenance), CCR (Security), Noranda Recycling – Roseville (two agreements), Noranda Recycling – San Jose, Sudbury Operations (Production & Maintenance), Sudbury Operations (Office, Clerical & Technical), Collahuasi, New Madrid, Norandal-Newport, St. Ann (Production & Maintenance), St. Ann (Staff), Kidd Metallurgical Division, Matagami and Falcondo are currently in place and will expire between 2007 and 2008.

See paragraph 15 of Part VIII – "Additional Information – Employees and contractors" for details of the Enlarged Xstrata Group's employees and contractors.

Despite certain operations within the Enlarged Xstrata Group experiencing work stoppages and other forms of industrial action in recent years, such work stoppages and industrial action have not had any material effect on the operating results of the Enlarged Xstrata Group. Xstrata believes that all of the Enlarged Xstrata Group's operations have, in general, good relations with their employees and unions.

The Enlarged Xstrata Group is a party to various defined contribution and defined benefit retirement plans covering a majority of employees worldwide. See paragraph 16 of Part VIII – "Additional Information – Pensions".

Metals marketing

The Enlarged Xstrata Group's marketing and sales strategy is to sell its production at prices that are equal to or greater than the average cash price reported on the LME or other relevant terminal markets. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For any intermediate zinc and lead products or by-products sold by the Zinc Business (such as copper cake and copper matte) discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges.

The Enlarged Xstrata Group procures custom feed materials for processing in the metallurgical facilities. In order to minimise metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average COMEX/LME prices or better, the Enlarged Xstrata Group employs the use of derivatives in the form of forward or options contracts to hedge these risks. Generally, the Enlarged Xstrata Group does not hedge the price it realises on the sale of the Enlarged Xstrata Group's own production, and accepts prices based on the market price prevailing around the time of

delivery of these metals. From time to time, however, the Enlarged Xstrata Group may fix the metal price associated with its own future production to lock-in certain profits or cash flows.

Competition

The markets in which the Enlarged Xstrata Group operates are competitive. Competition is largely on the basis of price. The Enlarged Xstrata Group competes with numerous suppliers in the same product areas, some of which have substantially greater reserve bases and manufacturing and financial resources. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which the Enlarged Xstrata Group operates.

The Enlarged Xstrata Group's principal competitors in its main operations are set out below:

Copper

The Enlarged Xstrata Group is the world's fourth largest producer of mined copper. Significant copper-producing competitors include Codelco, Phelps Dodge, BHP Billiton, Rio Tinto, Grupo Mexico, Freeport McMoran and Kazakhmys.

Coal – Thermal

The Enlarged Xstrata Group is one of the world's largest producers of export thermal coal. Significant export thermal coal competitors are Anglo American, BHP Billiton, Rio Tinto and coal producers operating in China and Indonesia.

Coal – Coking (including semi-soft coking coal)

The Enlarged Xstrata Group is the world's fifth largest producer of managed export coking coal. Significant competitors in this sector include BHP Billiton Mitsubishi Alliance (BMA), Fording Canadian Coal Trust, Anglo American and Rio Tinto.

Nickel

The Enlarged Xstrata Group is the fourth largest producer of refined nickel in the world. Significant competitors include RAO Norilsk Nickel, Inco, BHP Billiton, Ste Eramet-SLN, Jinchuan Group Limited and Sumitomo Metal Mining Co. Limited.

Zinc

The Enlarged Xstrata Group is one of the largest zinc producers in the western world in terms of capacity accounting for approximately 11% of western world production and approximately 32% of western European production. The Asturiana smelter is one of the lowest-cost producers in the world. Significant zinc smelting competitors are Korea Zinc Company, Zinifex Limited, Umicore SA, Teck Cominco, Outokumpu and zinc smelting operations in China.

Lead

The Enlarged Xstrata Group is one of the world's largest lead producers. Substantial lead-producing competitors include Zinifex Limited, Teck Cominco and Korea Zinc Company and lead mining operations in China.

Aluminium

Significant competitors of the Aluminum Business include Alcoa, Alcan, BHP Billiton, Rusal, Norsk Hydro and, in relation to rolled products, Aleris, Novelis and JW Aluminum.

Chrome

The Enlarged Xstrata Group is the world's largest, in terms of both attributable production and attributable sales, and among the lowest-cost producers of ferrochrome. Significant chrome competitors are the Kermas Group, Hernic (Pty) Limited, Ore & Metal and ferrochrome producers operating in Kazakhstan.

Vanadium

The Enlarged Xstrata Group is one of the world's leading producers of primary vanadium. Significant vanadium competitors are Highveld Steel and Vanadium Corporation Ltd and steel companies operating in China and Russia.

Litigation

Details of legal and arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or the Enlarged Xstrata Group's financial position or profitability in which members of the Enlarged Xstrata Group are engaged, or, so far as Xstrata is aware, which

members of the Enlarged Xstrata Group have pending or threatened, are set out in paragraph 27 of Part VIII – "Additional Information – Litigation".

Public takeovers

There have been no public takeover offers by third parties in respect of the Company's shares during the last and current financial year.

During the last and current financial year, Falconbridge has been subject to the Inco Offer, which terminated on 28 July 2006 without any Falconbridge Shares being acquired by Inco under the Inco Offer, and the Xstrata Offer pursuant to which Xstrata acquired Falconbridge.

Falconbridge was created on 30 June 2005 pursuant to the Falconbridge Amalgamation, under which the assets, liabilities and operations of Noranda and Former Falconbridge were combined and managed and operated as an integrated business by Falconbridge.

Falconbridge is a defendant, along with Brookfield Asset Management Inc., a company formerly known as Brascan Corporation ("Brookfield"), in a claim initiated in November 2005 in Wisconsin, USA by Stark Trading and Shepherd Investment International Ltd (the "Stark Claimants"). The Stark Claimants allege violations of US federal law, including market manipulation and misrepresentation, by Noranda and Brookfield as Noranda's controlling shareholder in connection with Noranda's issuer bid in March 2005, the Noranda takeover bid for Former Falconbridge in March 2005 and the amalgamation of Noranda and Former Falconbridge in June 2005. The Stark Claimants demand a jury trial and seek compensatory damages of US$74.1 million, punitive damages and costs. On 17 January 2006, Brookfield submitted to the Wisconsin court a memorandum of law in support of its motion to dismiss with prejudice the claim filed by the Stark Claimants and on 23 January 2006, Falconbridge submitted to the Wisconsin court a revised memorandum of law in support of its motion to dismiss with prejudice the claim filed by the Stark Claimants.

The Stark Claimants submitted briefs in opposition to the motions to dismiss on 17 March 2006. Brookfield and Falconbridge submitted their reply briefs to the Stark Claimants' opposition on 18 April 2006. The court has not yet ruled on the motions.

Real estate

No material portion of the Enlarged Xstrata Group's business is dependent on a single or connected group of properties or interest in real estate.

Unaudited Pro Forma Financial Information

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Differences between accounting policies applied by the Former Xstrata Group and the Falconbridge Group

Xstrata's historical financial information for each of the two years ended 31 December 2003 and 31 December 2004 has been prepared in accordance with UK GAAP. Xstrata's historical financial information for the year ended 31 December 2005 (and, for comparative purposes, the year ended 31 December 2004) and the six-month period ended 30 June 2006 (and, for comparative purposes, the six-month period ended 30 June 2005) has been prepared in accordance with IFRS.

The Falconbridge Group's historical financial information for each of the three years ended 31 December 2003, 31 December 2004 and 31 December 2005 and the six month-period ended 30 June 2006 has been prepared in accordance with Canadian GAAP. Significant differences exist between UK GAAP and Canadian GAAP and between IFRS and Canadian GAAP which might be material to such financial information.

See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP" Differences exist between UK GAAP and Canadian GAAP and between IFRS and Canadian GAAP which could significantly affect balance sheet classifications, income statements and the amount and type of disclosures that would have been needed to have been made if the Falconbridge Group's historical financial statements had been prepared in accordance with UK GAAP or IFRS.

Unaudited pro forma balance sheet of the Enlarged Xstrata Group as at 30 June 2006

The following unaudited pro forma balance sheet of the Enlarged Xstrata Group as at 30 June 2006 is prepared to illustrate the effect on the balance sheet of Xstrata of the Falconbridge Acquisition and the Rights Issue, as if the Falconbridge Acquisition and the New Shares Issue had taken place on 30 June 2006, and is based on the unaudited balance sheet of Xstrata at 30 June 2006 extracted without material adjustment from the 2006 Xstrata Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference") and the unaudited IFRS balance sheet reconciliation of Falconbridge as at 30 June 2006 as set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006" in this Part III below. It has been prepared on the basis set out in the notes below for illustrative purposes only. Due to its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Enlarged Xstrata Group's actual financial position or results.

The Cerrejón Acquisition completed on 12 May 2006 and the Tintaya Acquisition completed on 21 June 2006. Therefore, both the Cerrejón Business and Tintaya are included in the balance sheet of the Former Xstrata Group at 30 June 2006 and no adjustments are required for pro forma purposes below.

	At 30 June 2006 Former Xstrata Group[1]	Falconbridge Group[2]	Adjustments Fund raising and costs of Falconbridge Acquisition adjustments[3]	Adjustments Fair value and pro forma adjustments[4]	Pro forma Enlarged Xstrata Group
			US$m		
Assets					
Non-current assets					
Intangible assets	1,923	—	—	5,500	7,423
Property, plant and equipment	10,740	6,485	—	12,225	29,450
Inventories	64	—	—	—	64
Trade and other recievables	47	—	—	—	47
Investments in associates	45	38	—	—	83
Financial assets	4,157	247	17,085	(20,741)	748
Pension asset	3	—	—	—	3
Other assets	110	45	—	(45)	110
Deferred tax assets	14	—	—	—	14
	17,103	6,815	17,085	(3,061)	37,942
Current assets					
Inventories	1,067	2,159	—	—	3,226
Trade and other recievables	1,618	1,594	—	—	3,212
Other assets	92	57	—	—	149
Financial assets	14	44	—	—	58
Cash and cash equivalents	957	661	15	—	1,633
	3,748	4,515	15	—	8,278
Total assets	20,851	11,330	17,100	(3,061)	46,220
Equity and liabilities					
Capital and reserves-attributable to equity holders of Enlarged Xstrata Group					
Issued capital	352	4,690	5,500	(4,690)	5,852
Share premium	4,172	—		—	4,172
Own shares	(123)	—	—	—	(123)
Convertible borrowings-equity component	81	32	—	(32)	81
Other reserves	4,278	272	—	(2,018)	2,532
Asset revaluation reserve	—	—	—	1,561	1,561
Retained earnings	3,710	(782)	—	782	3,710
	12,470	4,212	5,500	(4,397)	17,785
Minority interests	614	60	—	—	674
Total equity	13,084	4,272	5,500	(4,397)	18,459
Non-current liabilities					
Trade and other payables	13	26	—	—	39
Interest-bearing loans and borrowings	1,245	3,132	11,600	50	16,027
Financial liabilities	119	13	—	—	132
Provisions	557	796	—	300	1,653
Pension deficits	24	104	—	—	128
Deferred tax liabilities	2,278	531	—	986	3,795
Other liabilities	47	—	—	—	47
	4,283	4,602	11,600	1,336	21,821
Current liabilities					
Trade and other payables	1,158	1,665	—	—	2,823
Interest-bearing loans and borrowings	1,370	351	—	—	1,721
Financial liabilities	276	133	—	—	409
Provisions	178	—	—	—	178
Income taxes payable	468	307	—	—	775
Other liabilities	34	—	—	—	34
	3,484	2,456	—	—	5,940
Total liabilities	7,767	7,058	11,600	1,336	27,761
Total equity and liabilities	20,851	11,330	17,100	(3,061)	46,220

Notes:

[1] The consolidated balance sheet information of Xstrata at 30 June 2006 has been extracted without material adjustment from the unaudited 2006 Xstrata Interim Report (parts of which have been incorporated by reference into this document as described in this section of this document headed "Relevant Documentation and Incorporation by Reference") and includes the Cerrejón Business, which was acquired on 12 May 2006, and Tintaya, which was acquired on 21 June 2006.

(2) The consolidated balance sheet information of Falconbridge at 30 June 2006 has been extracted without material adjustment from the unaudited IFRS reconciliation statements set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006" in this Part III below. The segmental analysis of Falconbridge net assets at 30 June 2006 set out below is derived on the same basis.

(3) Adjustments to the pro forma balance sheet of Xstrata relating to the Falconbridge Acquisition and to the Rights Issue reflect:

	US$m
(a) Estimated costs of Falconbridge Acquisition	
Falconbridge purchase consideration	16,935
Add: costs related to Falconbridge Acquisition	150
	17,085
(b) Cash settlement	
Net proceeds of Rights Issue (see (c) below)	5,500
Net additional debt (see (d) below)	11,600
	17,100
Less: costs of Falconbridge Acquisition	(17,085)
Increase/(decrease) in cash	15
(c) Estimated proceeds of Rights Issue	
Gross proceeds of Rights Issue	5,600
Less: Rights Issue costs	(100)
	5,500
(d) Additional debt	
Gross proceeds of additional debt	13,400
Less: expenses of borrowings	(100)
Less: repayments of Falconbridge debt	(1,700)
	11,600

(4) Fair value adjustments were calculated as follows:

The table below represents an initial assessment of the fair value adjustments relating to the assets and liabilities shown. As allowed by IFRS 3, the fair values are provisional and may be refined for up to 12 months from the date of the acquisition. The Falconbridge Acquisition completed on 15 August 2006. A further assessment and allocation of the fair values will be undertaken for the financial year ending 31 December 2006 and, to the extent there are differences, a reconciliation to the fair values below will be provided in the Company's audited consolidated financial statements for the year ending 31 December 2006. The fair values have been established using a valuation model which reflects market data, such as LME forward prices and forward foreign exchange rates, and has been adjusted for inputs from independent experts, such as pension advisers and, in respect of ore reserves and mineral resources information, competent persons. The same model and methodology will be used when reassessing the fair values for the Company's audited consolidated financial statements for the year ending 31 December 2006. In addition to the fair value adjustments set out below, the column to which this note relates also includes the consolidation adjustments necessary to eliminate the total investment in Falconbridge together with Falconbridge's share capital and reserves.

		US$m
Purchase consideration (including costs related to Falconbridge Acquisition for 80.1% interest) (assuming completion of compulsory acquisition procedure)		17,085
Fair value adjustments comprising:		
Property, plant and equipment(i)	12,225	
Interest bearing loans and borrowings(ii)	(50)	
Financial assets(iii)	220	
Provisions(iv)	(300)	
Deferred tax liability(v)	(1,405)	
Goodwill relating to deferred tax gross up(vi)	1,500	
Other	(45)	
Add: attributable net assets of Falconbridge Acquisition	4,212	
	16,357	
80.1% share of the fair value of net assets acquired		13,085
Goodwill arising on purchase of 80.1% interest (vii)		4,000
Purchase consideration (including costs of acquisition) for 80.1% interest in Falconbridge		17,085

(i) Fair value adjustments have been made to reflect initial estimates of the fair values of plant and machinery, reserves and resources and other exploration and development projects.

(ii) Loans and borrowings have been adjusted to their estimated fair values at the date of acquisition.

(iii) Financial assets, including hedge instruments, supply and other contracts, have been adjusted to fair value.

(iv) Increases in provisions reflect fair value adjustments to rehabilitation and other minor provisions.

(v) The increase in deferred tax liability largely reflects the tax effect of the fair value adjustments.

(vi) Goodwill has been recognised as a consequence of the requirement to recognise a deferred tax liability on the above fair value adjustments.

(vii) The difference between the purchase consideration and the estimated fair value of identifiable net assets has been recognised as goodwill. This goodwill balance is US$1,500 million higher than it would otherwise have been because of the requirement under IFRS to account for the acquisition of the Former Xstrata Group's initial 19.9% interest in Falconbridge and the subsequent purchase separately rather than in one transaction.

Unaudited pro forma income statement of the Enlarged Xstrata Group for the six-month period ended 30 June 2006

The following unaudited income statement of Xstrata for the six months ended 30 June 2006 is prepared to illustrate the effect on Xstrata's profit for the period of the Acquisitions and the Rights Issue, as if the Acquisitions and the New Shares Issue had taken place on 1 January 2006. The pro forma information is based principally on the unaudited income statement of Xstrata for the six months ended 30 June 2006 extracted without material adjustment from the 2006 Xstrata Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference") and the unaudited IFRS reconciliation statement for Falconbridge for the six months ended 30 June 2006 as set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006" in this Part III below. It has been prepared on the basis set out in the notes below for illustrative purposes only. Due to its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Enlarged Xstrata Group's actual financial position or results.

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group[1]	Cerrejón Business[2]	Tintaya[3]	Falconbridge Group[4] US$m	Fund raising and costs of Acquisitions adjustments[5]	Fair value and pro forma adjustments[6]	Pro forma Enlarged Xstrata Group
Revenue	5,178	140	329	6,925	—	—	12,572
Cost of sales	(2,307)	(49)	(84)	(4,518)	—	23	(6,935)
Distribution costs	(464)	(18)	(9)	(74)	—	—	(565)
Administrative expenses	(143)	—	(19)	(102)	—	30	(234)
Other expenses	(10)	—	—	(44)	—	—	(54)
Other income	8	—	1	4	—	—	13
Share of results from associates	1	—	—	4	—	—	5
Non-trading items	—	—	—	—	—	—	—
Profit before interest, taxation, depreciation and amortisation	2,263	73	218	2,195	—	53	4,802
Depreciation and amortisation	(316)	(26)	(65)	(263)	—	(365)	(1,035)
Profit before interest and taxation	1,947	47	153	1,932	—	(312)	3,767
Finance income							
Trading items	44	—	—	24	—	—	68
Non-trading items	3	—	—	—	—	—	3
Total finance income	47	—	—	24	—	—	71
Finance costs							
Trading items	(107)	—	(1)	(165)	(300)	(26)	(599)
Non-trading items	(7)	—	—	—	—	—	(7)
Total finance costs	(114)	—	(1)	(165)	(300)	(26)	(606)
Profit before taxation	1,880	47	152	1,791	(300)	(338)	3,232
Income tax expense on trading profit	(492)	(5)	(39)	(607)	60	48	(1,035)
Income tax benefit on non-trading items	—	—	—	—	—	—	—
Total tax expense	(492)	(5)	(39)	(607)	60	48	(1,035)
Profit from continuing operations	1,388	42	113	1,184	(240)	(290)	2,197
Non-trading items:							
Profit on sale of discontinued operations	—	—	—	—	—	—	—
Profit for the period	1,388	42	113	1,184	(240)	(290)	2,197
Attributable to:							
Equity holders of the parent	1,133	42	113	1,179	(240)	(290)	1,937
Minority interests	255	—	—	5	—	—	260
	1,388	42	113	1,184	(240)	(290)	2,197

	Xstrata[1], [7]	Adjusted Xstrata[7]	Pro forma Enlarged Xstrata Group[1], [7]
		US$	
Earnings per share information			
Earnings per share			
Basic (continuing operations)			
– before non-trading items	1.80	1.61	2.12
– non-trading items	(0.01)	(0.01)	—
	1.79	1.60	2.12
Basic			
– before non-trading items	1.80	1.61	2.12
– non-trading items	(0.01)	(0.01)	—
	1.79	1.60	2.12

Notes:

[1] The income statement information of Xstrata for the six-month period ended 30 June 2006 has been extracted without material adjustment from the unaudited 2006 Xstrata Interim Report (parts of which have been incorporated by reference into this document as described in this section of this document headed "Relevant Documentation and Incorporation by Reference").

[2] The adjustment recognises one third of the results of Cerrejón, reflecting the Enlarged Xstrata Group's one-third interest in Cerrejón, for the period from 1 January 2006 until the date of closing of the Cerrejón Acquisition, 12 May 2006. These results have been calculated using Cerrejón's unaudited IFRS management accounts for that period. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Cerrejón Acquisition had completed on 1 Janaury 2006. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference").

[3] The adjustment recognises the results of Tintaya for the period from 1 January 2006 until the date of closing of the Tintaya Acquisition, 21 June 2006. These results have been calculated using Tintaya's unaudited Peruvian GAAP management accounts for that period. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Tintaya Acquisition had completed on 1 January 2006. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"). There are no material adjustments to convert the accounts of Tintaya from Peruvian GAAP to IFRS.

[4] The consolidated income statement information of Falconbridge for the six-month period ended 30 June 2006 has been extracted without material adjustment from the unaudited IFRS reconciliation statements set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006" in this Part III below.

[5] Adjustments to the pro forma income statement of the Enlarged Xstrata Group relating to the financing of the Falconbridge Acquisition, which completed on 15 August 2006, reflect:

	US$m
Interest on additional debt raised	336
Interest saving on the existing debt of Falconbridge repaid	(46)
Amortisation of debt issue costs on additional debt	10
	300

Interest on additional debt raised has been calculated by applying the Enlarged Xstrata Group's weighted average interest rate for the period to the average estimated debt for the period. In calculating this, allowance has been made for the estimated repayments.

[6] Adjustments to the pro forma income statement of the Enlarged Xstrata Group relating to the fair value pro forma adjustments of the Falconbridge Acquisition, which completed on 15 August 2006, reflect:

[a] Amortisation of initial estimates of fair value adjustments to property, plant and equipment of US$12,225 million over the estimated useful lives of the underlying assets results in a net adjustment of US$365 million when comparing the revised amortisation charge with that already booked in the accounts of Falconbridge;

[b] The unwinding of the discount on the rehabilitation provision of US$5 million;

[c] The amortisation of the increase in the estimated fair values of hedge instruments and supply and other contracts;

[d] The inclusion in the income statement of foreign exchange gains and losses on borrowings previously treated as a natural hedge of assets with non-US dollar functional currencies, to the extent that these assets have lower estimated fair values at the date of the Falconbridge Acquisition; and

[e] Where appropriate taxation effects of the above adjustments have been taken into account by imputing an estimated effective tax rate on the pro forma profits of the Enlarged Xstrata Group.

All the above adjustments will have a continuing effect.

In addition, administration expenses have been reduced by US$30 million to exclude significant non-recurring expenses, such as stock option payments, acquisition defense costs and Sarbanes - Oxley compliance expenses, incurred by Falconbridge during the period.

As allowed by IFRS 3, the fair values are provisional and may be refined for up to 12 months from the date of the acquisition. A further assessment and allocation of the fair values will be undertaken for the financial year ending 31 December 2006 and, to the extent there are differences, a reconciliation to the fair values below will be provided in the Company's audited consolidated financial statements for the year ending 31 December 2006. The fair values have been established using a valuation model which reflects market data, such as LME forward prices and forward foreign exchange rates, and has been adjusted for inputs from independent experts, such as pension advisers and, in respect of ore reserves and mineral resources information, competent persons. The same model and methodology will be used when reassessing the fair values for the Company's audited consolidated financial statements for the year ending 31 December 2006.

[7] Earnings per share calculations have been based on the following financial information within the 2006 Xstrata Interim Report and on the unaudited pro forma financial information as set out above as follows:

	Xstrata	Adjusted Xstrata[i]	Pro forma Enlarged Xstrata Group
Basic weighted average number of shares (000s)	631,713	706,621	915,572

[i] Adjusted amounts reflect the bonus element of the Rights Issue.

Unaudited pro forma income statement of the Enlarged Xstrata Group for the year ended 31 December 2005
The following unaudited pro forma income statement of Xstrata for the year ended 31 December 2005 is prepared to illustrate the effect on Xstrata's profit for the year of the Acquisitions and the Rights Issue, as if the Acquisitions and the New Shares Issue had taken place on 1 January 2005. The pro forma information is based principally on the income statement of Xstrata for the year ended 31 December 2005 extracted without material adjustment from the Xstrata Annual Report and Accounts 2005 (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference") and the unaudited IFRS reconciliation statement for Falconbridge for the year ended 31 December 2005 as set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note B: Unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005" in this Part III below. It has been prepared on the basis set out in the notes below for illustrative purposes only. Due to its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Enlarged Xstrata Group's actual financial position or results.

The Falconbridge Acquisition completed on 15 August 2006 at a valuation reflecting, amongst other parameters, the profitability of the Falconbridge Group. Global estimates of forward curve commodity prices at the time of completion of the Falconbridge Acquisition were at levels significantly higher than experienced, on average, during the year ended 31 December 2005.

The estimated fair values of the acquired Falconbridge operations have been determined by reference to the commodity price outlook at the time of completion of the Falconbridge Acquisition on 15 August 2006, which was more favourable than that as at 1 January 2005. The additional depreciation and amortisation expense in relation to the increased fair values at 15 August 2006 is applied to the pro forma income statement for the Enlarged Xstrata Group for the year ended 31 December 2005, for illustrative purposes only, and is shown as a deduction to profits of US$700 million. The profitability of the Former Xstrata Group, the Falconbridge Group, the Cerrejón Business and Tintaya for the year ended 31 December 2005 was driven by lower commodity prices than those impacting the fair value adjustment calculated with reference to the valuation of Falconbridge at 15 August 2006. As a result, on a pro forma basis the net impact of the Falconbridge Acquisition, including additional depreciation and amortisation expense and interest costs, is to increase pro forma profit before tax of the Enlarged Xstrata Group for the year ended 31 December 2005 by only US$416 million.

The Enlarged Xstrata Group's pro forma earnings before interest and tax for the year ended 31 December 2005 are US$3,924 million, as shown in Part III – "Unaudited Pro Forma Financial Information – Unaudited pro forma income statement of the Enlarged Xstrata Group for the year ended 31 December 2005".

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group[1]	Cerrejón Business[2]	Tintaya[3]	Falconbridge Group[4]	Fund raising and costs of Acquisitions adjustments[5]	Fair value and pro forma adjustments[6]	Pro forma Enlarged Xstrata Group
				US$m			
Revenue	8,050	441	410	8,298	—	—	17,199
Cost of sales	(3,880)	(144)	(131)	(5,799)	—	(21)	(9,975)
Distribution costs	(910)	(57)	(26)	(138)	—	—	(1,131)
Administrative expenses	(196)	—	(26)	(80)	—	10	(292)
Other expenses	(52)	—	—	(7)	—	—	(59)
Other income	68	2	1	5	—	—	76
Share of results from associates	23	—	—	9	—	—	32
Non-trading items	(10)	—	—	17	—	—	7
Profit before interest, taxation, depreciation and amortisation	3,093	242	228	2,305	—	(11)	5,857
Depreciation and amortisation	(584)	(65)	(104)	(480)	—	(700)	(1,933)
Profit before interest and taxation	2,509	177	124	1,825	—	(711)	3,924
Finance income							
Trading items	36	—	—	47	—	—	83
Non-trading items	89	—	—	—	—	—	89
Total finance income	125	—	—	47	—	—	172
Finance costs							
Trading items	(128)	—	(7)	(272)	(410)	(63)	(880)
Non-trading items	(44)	—	—	—	—	—	(44)
Total finance costs	(172)	—	(7)	(272)	(410)	(63)	(924)
Profit before taxation	2,462	177	117	1,600	(410)	(774)	3,172
Income tax expense on trading profit	(551)	(42)	(68)	(510)	120	128	(923)
Income tax benefit on non-trading items	8	—	—	—	—	—	8
Total tax expense	(543)	(42)	(68)	(510)	120	128	(915)
Profit from continuing operations	1,919	135	49	1,090	(290)	(646)	2,257
Non-trading items							
Profit on sale of discontinued operations	4	—	—	(8)	—	—	(4)
Profit for the period	1,923	135	49	1,082	(290)	(646)	2,253
Attributable to:							
Equity holders of the parent	1,706	135	49	927	(290)	(500)	2,027
Minority interests	217	—	—	155	—	(146)	226
	1,923	135	49	1,082	(290)	(646)	2,253

	Xstrata[(1),(7)]	Adjusted Xstrata[(7)] US$	Pro forma Enlarged Xstrata Group[(1),(7)]
Earnings per share information			
Basic (continuing operations)			
– before non-trading items	2.71	2.42	2.28
– non-trading items	0.07	0.06	0.07
	2.78	2.48	2.35
Basic			
– before non-trading items	2.71	2.42	2.28
– non-trading items	0.08	0.07	0.07
	2.79	2.49	2.35

Notes

(1) The income statement information of Xstrata for the year ended 31 December 2005 has been extracted without material adjustment from the Xstrata Annual Report and Accounts 2005 (parts of which have been incorporated by reference into this document as described in this section of this document headed "Relevant Documentation and Incorporation by Reference").

(2) The adjustment recognises one third of the results of Cerrejón, reflecting the Enlarged Xstrata Group's one-third interest in Cerrejón, for the year ended 31 December 2005. These results have been calculated using Cerrejón's unaudited IFRS management accounts for the period. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Cerrejón Acquisition had completed on 1 January 2005. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference").

(3) The adjustment recognises the results of Tintaya for the year ended 31 December 2005. These results have been calculated using Tintaya's unaudited Peruvian GAAP management accounts for that period. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Tintaya Acquisition had completed on 1 January 2005. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"). There are no material adjustments to convert the accounts of Tintaya from Peruvian GAAP to IFRS.

(4) The income statement information of Falconbridge for the year ended 31 December 2005 has been extracted without material adjustment from the unaudited IFRS reconciliation statements set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note B: Unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005" in this Part III below. The segmental analysis of the Falconbridge income statement for the year ended 31 December 2005 set out below is derived on the same basis.

(5) Adjustments to the pro forma income statement of the Enlarged Xstrata Group relating to the financing of the Falconbridge Acquisition, which completed on 15 August 2006, reflect:

	US$m
Interest on additional debt raised	451
Interest saving on the existing debt of Falconbridge repaid	(63)
Amortisation of the fair value adjustment to fixed interest debt	2
Amortisation of debt issue costs on additional debt	20
	410

Interest on additional debt raised has been calculated by applying the Enlarged Xstrata Group's weighted average interest rate for the period to the average estimated debt for the period. In calculating this, allowance has been made for the estimated repayments that could have been made from Falconbridge's operational cash flows.

(6) Adjustments to the pro forma income statement of the Enlarged Xstrata Group relating to the fair value adjustments of the Falconbridge Acquisition, which completed on 15 August 2006, reflect:

(a) Amortisation of initial estimates of fair value adjustments to property, plant and equipment of US$12,225 million over the estimated useful lives of the underlying assets results in a net adjustment of US$700 million when comparing the revised amortisation charge with that already booked in the accounts of Falconbridge;
(b) The unwinding of the discount on the rehabilitation provision of US$20 million;
(c) The amortisation of the increase in the estimated fair values of hedge instruments and supply and other contracts;
(d) The inclusion in the income statement of foreign exchange gains and losses on borrowings previously treated as a natural hedge of assets with non-US dollar functional currencies, to the extent that these assets have lower estimated fair values at the date of the Falconbridge Acquisition;
(e) The reversal of minority interests recorded by Falconbridge prior to the Falconbridge Amalgamation on 30 June 2005; and
(f) Where appropriate taxation effects of the above adjustments have been taken into account by imputing an estimated effective tax rate on the pro forma profits of the Enlarged Xstrata Group.

All the above adjustments will have a continuing effect.
In addition, administration expenses have been reduced by US$10 million to exclude significant non-recurring expenses, such as in relation to the Falconbridge Amalgamation and Sarbanes – Oxley compliance costs incurred by Falconbridge during the period.
As allowed by IFRS 3, the fair values are provisional and may be refined for up to 12 months from the date of the acquisition. A further assessment and allocation of the fair values will be undertaken for the financial year ending 31 December 2006 and, to the extent there are differences, a reconciliation to the fair values below will be provided in the Company's audited consolidated financial statements for the year ending 31 December 2006. The fair values have been established using a valuation model which reflects market data, such as LME forward prices and forward foreign exchange rates, and has been adjusted for inputs from independent experts, such as pension advisers and, in respect of ore reserves and mineral resources information, competent persons. The same model and methodology will be used when reassessing the fair values for the Company's audited consolidated financial statements for the year ending 31 December 2006.

(7) Earnings per share calculations have been based on the following financial information within the Xstrata Annual Report and Accounts 2005 and on the unaudited pro forma financial information as set out above as follows:

	Xstrata	Adjusted Xstrata[(i)]	Pro forma Enlarged Xstrata Group
Basic weighted average number of shares (000s)	612,421	685,040	864,154

(i) Adjusted amounts reflect the bonus element of the Rights Issue.

Unaudited pro forma segmental information of the Enlarged Xstrata Group for the six month-period ended 30 June 2006

The following unaudited segmental analysis for the unaudited pro forma balance sheet of the Enlarged Xstrata Group as at 30 June 2006 and the unaudited pro forma income statement of the Enlarged Xstrata Group for the six-month period ended 30 June 2006 is principally based on the balance sheet and income statement of Xstrata for the six-month period ended 30 June 2006 extracted without material adjustment from the 2006 Xstrata Interim Report (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference") and the unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006 as set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006" in this Part III below. It has been prepared for illustrative purposes only on the same basis as the unaudited pro forma financial information set out in the sections of this Part III headed "Unaudited pro forma balance sheet of the Enlarged Xstrata Group as at 30 June 2006" and "Unaudited pro forma income statement of the Enlarged Xstrata Group for the six-month period ended 30 June 2006", including the notes to each of those sections. Due to its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Enlarged Xstrata Group's actual financial position or results.

The Former Xstrata Group's segmental information has been extracted from the unaudited financial statements of Xstrata for the six-month period ended 30 June 2006. The totals of the segmental analysis of Falconbridge for the six-month period ended 30 June 2006 have been extracted without material adjustment from the unaudited IFRS reconciliation statements set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006" in this Part III below.

The segmental analysis recognises one third of the results of Cerrejón, reflecting the Enlarged Xstrata Group's one-third interest in Cerrejón for the period from 1 January 2006 until the date of closing of the Cerrejón Acquisition, 12 May 2006. These results have been calculated using Cerrejón's unaudited IFRS management accounts for that period. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Cerrejón Acquisition had completed on 1 January 2006. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"). The Cerrejón Business's segmental information is classified as part of the Coal Business, with its operations located in South America.

The segmental analysis recognises the results of Tintaya for the period from 1 January 2006 until the date of closing of the Tintaya Acquisition, 21 June 2006. These results have been calculated using Tintaya's unaudited Peruvian GAAP management accounts for that period. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Tintaya Acquisition had completed on 1 January 2006. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"). There are no material adjustments to convert the accounts of Tintaya from Peruvian GAAP to IFRS. Tintaya's segmental information is classified as part of the Copper Business, with its operations located in South America.

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Revenue by business segment							
Copper	1,718	—	329	3,995	—	—	6,042
Coal	1,693	140	—	—	—	—	1,833
Nickel	—	—	—	1,322	—	—	1,322
Zinc-lead-silver	1,284	—	—	930	—	—	2,214
Aluminium	—	—	—	678	—	—	678
Chrome	331	—	—	—	—	—	331
Vanadium	100	—	—	—	—	—	100
Additional activities	52	—	—	—	—	—	52
Unallocated	—	—	—	—	—	—	—
Total	5,178	140	329	6,925	—	—	12,572

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Revenue by destination							
Africa	94	—	—	5	—	—	99
Americas North	319	35	107	3,803	—	—	4,264
Americas South	—	—	—	396	—	—	396
Asia	2,262	—	203	1,081	—	—	3,546
Australasia	355	—	—	—	—	—	355
Europe	2,118	103	19	1,640	—	—	3,880
Middle East	30	2	—	—	—	—	32
Total	5,178	140	329	6,925	—	—	12,572

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Revenue by origin							
Africa	751	—	—	—	—	—	751
Americas North	—	—	—	4,687	—	—	4,687
Americas South	973	140	329	2,238	—	—	3,680
Asia	—	—	—	—	—	—	—
Australasia	2,353	—	—	—	—	—	2,353
Europe	1,101	—	—	—	—	—	1,101
Total	5,178	140	329	6,925	—	—	12,572

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBITDA by business segment[(1)]							
Copper	1,184	—	218	1,368	—	(3)	2,767
Coal	583	73	—	—	—	—	656
Nickel	—	—	—	469	—	(10)	459
Zinc-lead-silver	433	—	—	382	—	42	857
Aluminium	—	—	—	146	—	—	146
Chrome	36	—	—	—	—	—	36
Vanadium	62	—	—	—	—	—	62
Additional activities	9	—	—	—	—	—	9
Unallocated	(44)	—	—	(170)	—	24	(190)
Total	2,263	73	218	2,195	—	53	4,802

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBITDA by geographical area[(1)]							
Africa	155	—	—	—	—	—	155
Americas North	—	—	—	1,093	—	32	1,125
Americas South	692	73	218	1,275	—	(3)	2,255
Asia	—	—	—	—	—	—	—
Australasia	1,234	—	—	(3)	—	—	1,231
Europe	226	—	—	—	—	—	226
Unallocated	(44)	—	—	(170)	—	24	(190)
Total	2,263	73	218	2,195	—	53	4,802

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Depreciation and amortisation by business segment							
Copper	107	—	65	117	—	165	454
Coal	156	26	—	—	—	—	182
Nickel	—	—	—	77	—	125	202
Zinc-lead-silver	33	—	—	35	—	60	128
Aluminium	—	—	—	26	—	15	41
Chrome	13	—	—	—	—	—	13
Vanadium	3	—	—	—	—	—	3
Additional activities	2	—	—	—	—	—	2
Unallocated	2	—	—	8	—	—	10
Total	316	26	65	263	—	365	1,035

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Depreciation by geographical area							
Africa	56	—	—	—	—	—	56
Americas North	—	—	—	166	—	215	381
Americas South	70	26	65	89	—	150	400
Asia	—	—	—	—	—	—	—
Australasia	170	—	—	—	—	—	170
Europe	18	—	—	—	—	—	18
Unallocated	2	—	—	8	—	—	10
Total	316	26	65	263	—	365	1,035

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBIT by business segment[(2)]							
Copper	1,077	—	153	1,251	—	(168)	2,313
Coal	426	47	—	—	—	—	473
Nickel	—	—	—	392	—	(135)	257
Zinc-lead-silver	400	—	—	348	—	(18)	730
Aluminium	—	—	—	120	—	(15)	105
Chrome	24	—	—	—	—	—	24
Vanadium	59	—	—	—	—	—	59
Additional activities	7	—	—	—	—	—	7
Unallocated	(46)	—	—	(179)	—	24	(201)
Total	1,947	47	153	1,932	—	(312)	3,767

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBIT by geographical area(2)							
Africa	155	—	—	—	—	—	155
Americas North	—	—	—	927	—	(183)	744
Americas South	692	47	153	1,186	—	(153)	1,925
Asia	—	—	—	—	—	—	—
Australasia	1,234	—	—	(3)	—	—	1,231
Europe	226	—	—	—	—	—	226
Middle East	—	—	—	—	—	—	—
Unallocated	(360)	—	—	(178)	—	24	(514)
Total	1,947	47	153	1,932	—	(312)	3,767

	At 30 June 2006				
		Adjustments			
	Former Xstrata Group	Falconbridge Group	Fund raising and costs of Acquisitions adjustments US$m	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Net assets by business segment					
Copper	2,898	3,150	—	7,100	13,148
Coal	6,149	—	—	—	6,149
Nickel	—	1,945	—	4,800	6,745
Zinc-lead-silver	1,469	289	—	1,200	2,958
Aluminium	—	598	—	600	1,198
Chrome	874	—	—	—	874
Vanadium	141	—	—	—	141
Additional activities	27	—	—	—	27
Unallocated	1,526	(1,710)	5,500	(18,097)	(12,781)
Total	13,084	4,272	5,500	(4,397)	18,459

	At 30 June 2006				
		Adjustments			
	Former Xstrata Group	Falconbridge Group	Fund raising and costs of Acquisitions adjustments US$m	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Net assets by geographical area					
Africa	2,337	45	—	100	2,482
Americas North	—	3,374	—	5,700	9,074
Americas South	3,652	2,096	—	7,700	13,448
Asia	—	—	—	—	—
Australasia	4,445	336	—	200	4,981
Europe	1,124	131	—	—	1,255
Middle East	—	—	—	—	—
Unallocated	1,526	(1,710)	5,500	(18,097)	(12,781)
Total	13,084	4,272	5,500	(4,397)	18,459

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Capital expenditure by business segment							
Sustaining capital expenditure							
Copper	58	—	4	43	—	—	105
Coal	67	10	—	—	—	—	77
Nickel	—	—	—	65	—	—	65
Zinc-lead-silver	41	—	—	5	—	—	46
Aluminium	—	—	—	23	—	—	23
Chrome	13	—	—	—	—	—	13
Vanadium	2	—	—	—	—	—	2
Additional activities	1	—	—	—	—	—	1
Unallocated	1	—	—	—	—	—	1
Total	183	10	4	136	—	—	333
Expansionary capital expenditure							
Copper	40	—	—	83	—	—	123
Coal	97	6	—	—	—	—	103
Nickel	—	—	—	131	—	—	131
Zinc-lead-silver	40	—	—	10	—	—	50
Aluminium	—	—	—	—	—	—	—
Chrome	100	—	—	—	—	—	100
Vanadium	—	—	—	—	—	—	—
Additional activities	—	—	—	—	—	—	—
Unallocated	—	—	—	11	—	—	11
Total	277	6	—	235	—	—	518
Total capital expenditure							
Copper	98	—	4	126	—	—	228
Coal	164	16	—	—	—	—	180
Nickel	—	—	—	196	—	—	196
Zinc-lead-silver	81	—	—	15	—	—	96
Aluminium	—	—	—	23	—	—	23
Chrome	113	—	—	—	—	—	113
Vanadium	2	—	—	—	—	—	2
Additional activities	1	—	—	—	—	—	1
Unallocated	1	—	—	11	—	—	12
Total	460	16	4	371	—	—	851

	Six months ended 30 June 2006						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Capital expenditure by geographical area							
Sustaining capital expenditure							
Africa	41	—	—	—	—	—	41
Americas North	—	—	—	88	—	—	88
Americas South	18	10	4	48	—	—	80
Asia	—	—	—	—	—	—	—
Australasia	113	—	—	—	—	—	113
Europe	10	—	—	—	—	—	10
Unallocated	1	—	—	—	—	—	1
Total	183	10	4	136	—	—	333
Expansionary capital expenditure							
Africa	105	—	—	15	—	—	120
Americas North	—	—	—	122	—	—	122
Americas South	18	6	—	15	—	—	39
Asia	—	—	—	—	—	—	—
Australasia	143	—	—	72	—	—	215
Europe	11	—	—	—	—	—	11
Unallocated	—	—	—	11	—	—	11
Total	277	6	—	235	—	—	518
Total capital expenditure							
Africa	146	—	—	15	—	—	161
Americas North	—	—	—	210	—	—	210
Americas South	36	16	4	63	—	—	119
Asia	—	—	—	—	—	—	—
Australasia	256	—	—	72	—	—	328
Europe	21	—	—	—	—	—	21
Unallocated	1	—	—	11	—	—	12
Total	460	16	4	371	—	—	851

(1) Within this Part III, EBITDA represents profit before interest, taxation, depreciation and amortisation.
(2) Within this Part III, EBIT represents profit before interest and taxation.

The adjustments to the segmental analysis are as set out in the unaudited pro forma balance sheet of the Enlarged Xstrata Group as at 30 June 2006 and the unaudited pro forma income statement of the Enlarged Xstrata Group for the six-month period ended 30 June 2006, analysed as appropriate for each business unit or corporate cost.

No account has been taken of any trading or other transactions since 30 June 2006 for any member of the Enlarged Xstrata Group.

Unaudited pro forma segmental information of the Enlarged Xstrata Group for the year ended 31 December 2005

The following unaudited segmental analysis for the unaudited pro forma income statement of the Enlarged Xstrata Group for the year ended 31 December 2005 is principally based on the income statement of Xstrata for the year ended 31 December 2005 extracted without material adjustment from the Xstrata Annual Report and Accounts 2005 (which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference") and the unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005 as set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note B: Unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005" in this Part III below. It has been prepared for illustrative purposes only on the same basis as the unaudited pro forma financial information set out in the section of this Part III headed "Unaudited pro forma income statement of the Enlarged Xstrata Group for the year ended 31 December 2005", including the notes to that section. Due to its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Enlarged Xstrata Group's actual financial position or results.

The Falconbridge Acquisition completed on 15 August 2006 at a valuation reflecting, amongst other parameters, the profitability of the Falconbridge Group. Global estimates of forward curve commodity prices at the time of completion of the Falconbridge Acquisition were at levels significantly higher than experienced, on average, during the year ended 31 December 2005.

The estimated fair values of the acquired Falconbridge operations have been determined by reference to the commodity price outlook at the time of completion of the Falconbridge Acquisition on 15 August 2006, which was more favourable than that as at 1 January 2005. The additional depreciation and amortisation expense in relation to the increased fair values at 15 August 2006 is applied to the pro forma income statement for the Enlarged Xstrata Group for the year ended 31 December 2005, for illustrative purposes only, and is shown as a deduction to profits of US$700 million. The profitability of the Former Xstrata Group, the Falconbridge Group, the Cerrejón Business and Tintaya for the year ended 31 December 2005 was driven by lower commodity prices than those impacting the fair value adjustment calculated with reference to the valuation of Falconbridge at 15 August 2006. As a result, on a pro forma basis the net impact of the Falconbridge Acquisition, including additional depreciation and amortisation expense and interest costs, is to increase pro forma profit before tax of the Enlarged Xstrata Group for the year ended 31 December 2005 by only US$416 million.

The Former Xstrata Group's segmental information has been extracted from the audited financial statements of Xstrata for the year ended 31 December 2005. The totals of the segmental analysis of Falconbridge for the year ended 31 December 2005 have been extracted without material adjustment from the unaudited IFRS reconciliation statements set out in "Notes to the unaudited pro forma financial information – IFRS reconciliation statements – Note B: Unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005" in this Part III below.

The segmental analysis recognises one third of the results of the audited IFRS income statement of Cerrejón for the year ended 31 December 2005, reflecting the Enlarged Xstrata Group's one-third interest in Cerrejón. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Cerrejón Acquisition had completed on 1 January 2005. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"). The Cerrejón Business's segmental information is classified as part of the Coal Business, with its operations located in South America.

The segmental analysis recognises the results of Tintaya extracted without material adjustment from the audited Peruvian GAAP income statement of Tintaya for the year ended 31 December 2005. They have been adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of property, plant and equipment that would have been recognised if the Tintaya Acquisition had completed on 1 January 2005. The provisional estimates of the fair value of property, plant and equipment have been extracted from the unaudited Xstrata 2006 Interim Report (parts of which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"). There are no material adjustments to convert the accounts of Tintaya from Peruvian GAAP to IFRS. Tintaya's segmental information is classified as part of the Copper Business, with its operations located in South America.

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Revenue by business segment							
Copper	2,008	—	410	4,509	—	—	6,927
Coal	3,400	441	—	—	—	—	3,841
Nickel	—	—	—	2,161	—	—	2,161
Zinc-lead-silver	1,449	—	—	548	—	—	1,997
Aluminium	—	—	—	1,080	—	—	1,080
Chrome	798	—	—	—	—	—	798
Vanadium	318	—	—	—	—	—	318
Additional activities	77	—	—	—	—	—	77
Total	8,050	441	410	8,298	—	—	17,199

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Revenue by destination							
Africa	237	—	—	—	—	—	237
Americas North	557	89	56	4,412	—	—	5,114
Americas South	154	21	59	865	—	—	1,099
Asia	3,391	—	239	1,071	—	—	4,701
Australasia	655	—	—	—	—	—	655
Europe	2,964	311	56	1,950	—	—	5,281
Middle East	92	20	—	—	—	—	112
Total	8,050	441	410	8,298	—	—	17,199

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Revenue by origin							
Africa	1,906	—	—	—	—	—	1,906
Americas North	—	—	—	5,779	—	—	5,779
Americas South	849	441	410	2,519	—	—	4,219
Asia	—	—	—	—	—	—	—
Australasia	4,086	—	—	—	—	—	4,086
Europe	1,209	—	—	—	—	—	1,209
Total	8,050	441	410	8,298	—	—	17,199

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBITDA by business segment[1]							
Copper	1,147	—	228	1,334	—	(5)	2,704
Coal	1,346	242	—	—	—	—	1,588
Nickel	—	—	—	741	—	(20)	721
Zinc-lead-silver	303	—	—	95	—	—	398
Aluminium	—	—	—	158	—	—	158
Chrome	169	—	—	—	—	—	169
Vanadium	181	—	—	—	—	—	181
Additional activities	14	—	—	—	—	—	14
Unallocated	(67)	—	—	(23)	—	14	(76)
Total	3,093	242	228	2,305	—	(11)	5,857

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBITDA by geographical area[1]							
Africa	621	—	—	—	—	—	621
Americas North	16	—	—	1,063	—	(20)	1,059
Americas South	544	242	228	1,265	—	(5)	2,274
Asia	—	—	—	—	—	—	—
Australasia	1,802	—	—	—	—	—	1,802
Europe	177	—	—	—	—	—	177
Unallocated	(67)	—	—	(23)	—	14	(76)
Total	3,093	242	228	2,305	—	(11)	5,857

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Depreciation and amortisation by business segment							
Copper	212	—	104	236	—	315	867
Coal	267	65	—	—	—	—	332
Nickel	—	—	—	153	—	235	388
Zinc-lead-silver	64	—	—	28	—	120	212
Aluminium	—	—	—	53	—	30	83
Chrome	27	—	—	—	—	—	27
Vanadium	6	—	—	—	—	—	6
Additional activities	4	—	—	—	—	—	4
Unallocated	4	—	—	10	—	—	14
Total	584	65	104	480	—	700	1,933

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Depreciation by geographical area							
Africa	111	—	—	—	—	—	111
Americas North	—	—	—	316	—	415	731
Americas South	106	65	104	154	—	285	714
Asia	—	—	—	—	—	—	—
Australasia	327	—	—	—	—	—	327
Europe	36	—	—	—	—	—	36
Unallocated	4	—	—	10	—	—	14
Total	584	65	104	480	—	700	1,933

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBIT by business segment[(2)]							
Copper	936	—	124	1,098	—	(320)	1,838
Coal	1,079	177	—	—	—	—	1,256
Nickel	—	—	—	588	—	(255)	333
Zinc-lead-silver	239	—	—	67	—	(120)	186
Aluminium	—	—	—	105	—	(30)	75
Chrome	142	—	—	—	—	—	142
Vanadium	176	—	—	—	—	—	176
Additional activities	10	—	—	—	—	—	10
Unallocated	(73)	—	—	(33)	—	14	(92)
Total	2,509	177	124	1,825	—	(711)	3,924

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
EBIT by geographical area[(2)]							
Africa	510	—	—	—	—	—	510
Americas North	16	—	—	747	—	(435)	328
Americas South	441	177	124	1,111	—	(290)	1,563
Asia	—	—	—	—	—	—	—
Australasia	1,473	—	—	—	—	—	1,473
Europe	142	—	—	—	—	—	142
Middle East	—	—	—	—	—	—	—
Unallocated	(73)	—	—	(33)	—	14	(92)
Total	2,509	177	124	1,825	—	(711)	3,924

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
				US$m			
Capital expenditure by business segment							
Sustaining capital expenditure							
Copper	115	—	15	116	—	—	246
Coal	188	38	—	—	—	—	226
Nickel	—	—	—	162	—	—	162
Zinc-lead-silver	88	—	—	6	—	—	94
Aluminium	—	—	—	42	—	—	42
Chrome	26	—	—	—	—	—	26
Vanadium	9	—	—	—	—	—	9
Additional activities	1	—	—	—	—	—	1
Unallocated	3	—	—	2	—	—	5
Total	430	38	15	328	—	—	811
Expansionary capital expenditure							
Copper	36	—	—	142	—	—	178
Coal	281	11	—	—	—	—	292
Nickel	—	—	—	205	—	—	205
Zinc-lead-silver	32	—	—	15	—	—	47
Aluminium	—	—	—	14	—	—	14
Chrome	161	—	—	—	—	—	161
Vanadium	7	—	—	—	—	—	7
Additional activities	—	—	—		—	—	—
Unallocated	—	—	—	33	—	—	33
Total	517	11	—	409	—	—	937
Total capital expenditure							
Copper	151	—	15	258	—	—	424
Coal	469	49	—	—	—	—	518
Nickel	—	—	—	367	—	—	367
Zinc-lead-silver	120	—	—	21	—	—	141
Aluminium	—	—	—	56	—	—	56
Chrome	187	—	—	—	—	—	187
Vanadium	16	—	—	—	—	—	16
Additional activities	1	—	—	—	—	—	1
Unallocated	3	—	—	35	—	—	38
Total	947	49	15	737	—	—	1,748

	Year ended 31 December 2005						
		Adjustments					
	Former Xstrata Group	Cerrejón Business	Tintaya	Falconbridge Group US$m	Fund raising and costs of Acquisitions adjustments	Fair value and pro forma adjustments	Pro forma Enlarged Xstrata Group
Capital Expenditure by Geographical Area							
Sustaining capital expenditure							
Africa	94	—	—	—	—	—	94
Americas North	—	—	—	220	—	—	220
Americas South	21	38	15	106	—	—	180
Asia	—	—	—	—	—	—	—
Australasia	284	—	—	—	—	—	284
Europe	28	—	—	—	—	—	28
Middle East	—	—	—	—	—	—	—
Unallocated	3	—	—	2	—	—	5
	430	38	15	328	—	—	811
Expansionary capital expenditure							
Africa	174	—	—	34	—	—	208
Americas North	—	—	—	238	—	—	238
Americas South	14	11	—	19	—	—	44
Asia	—	—	—	—	—	—	—
Australasia	316	—	—	85	—	—	401
Europe	13	—	—	—	—	—	13
Middle East	—	—	—	—	—	—	—
Unallocated	—	—	—	33	—	—	33
	517	11	—	409	—	—	937
Total capital expenditure							
Africa	268	—	—	34	—	—	302
Americas North	—	—	—	458	—	—	458
Americas South	35	49	15	125	—	—	224
Asia	—	—	—	—	—	—	—
Australasia	600	—	—	85	—	—	685
Europe	41	—	—	—	—	—	41
Middle East	—	—	—	—	—	—	—
Unallocated	3	—	—	35	—	—	38
	947	49	15	737	—	—	1,748

(1) Within this Part III, EBITDA represents profit before interest, taxation, depreciation and amortisation.
(2) Within this Part III, EBIT represents profit before interest and taxation.

The adjustments to the segmental analysis are as set out in the unaudited pro forma income statement of the Enlarged Xstrata Group for the year ended 31 December 2005, analysed as appropriate for each business unit or corporate cost.

Notes to the unaudited pro forma financial information - IFRS reconciliation statements

The following unaudited financial information for Falconbridge is split into three parts to convert certain financial information published by Falconbridge from Canadian GAAP to IFRS, as applied by Xstrata.

The first section, headed "Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006", relates to the balance sheet at 30 June 2006 and the income statement for the six month-period ended 30 June 2006, based on the unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006 set out in Part X – "Financial Information Relating to the Falconbridge Group - Unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006".

The second section, headed "Note B: Unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005", relates to the income statement for the year ended 31 December 2005, based on the audited consolidated financial statements of Falconbridge for the year ended 31 December 2005 set out in Part X – "Financial Information Relating to the Falconbridge Group - Financial information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003".

The third section, headed "Note C: Unaudited restatements of Falconbridge financial information under IFRS", summarises the restatements to IFRS that have been made in relation to the published results of Falconbridge for the six-month period ended 30 June 2006 and the year ended 31 December 2005.

Note A: Unaudited restatements of Falconbridge financial information under IFRS for the six-month period ended 30 June 2006

The following information demonstrates the conversion of Falconbridge's Canadian GAAP unaudited balance sheet at 30 June 2006 and unaudited income statement for the six month-period ended 30 June 2006 to IFRS as applied by Xstrata:

Consolidated income statement of Falconbridge for the six-month period ended 30 June 2006

	Notes	Canadian GAAP	Reclassifications US$m	IFRS adjustments	IFRS
			(a)	(b)	
Revenue	1	6,806	70	49	6,925
Cost of sales	2	(4,524)	63	(57)	(4,518)
Distribution costs		—	(74)	—	(74)
Administrative expenses		(63)	(39)	—	(102)
Other expenses		—	(44)	—	(44)
Other income		2	2	—	4
Share of results from associates		—	4	—	4
Non-trading items		8	(8)	—	—
Profit before interest, taxation, depreciation and amortisation		2,229	(26)	(8)	2,195
Depreciation and amortisation	3	(328)	34	31	(263)
Profit before interest and taxation		1,901	8	23	1,932
Finance income:					
Trading items		—	24	—	24
Non-trading items		—	—	—	—
Total finance income		—	24	—	24
Finance costs		—	—	—	—
Trading items	4	(89)	(56)	(20)	(165)
Non-trading items		—	—	—	—
Total finance costs		(89)	(56)	(20)	(165)
Profit before taxation		1,812	(24)	3	1,791
Income tax expense on trading profit	5	(629)	24	(2)	(607)
Income tax benefit on non-trading items		—	—	—	—
Total tax expense		(629)	24	(2)	(607)
Profit from continuing operations		1,183	—	1	1,184
Non-trading items:					
Profit on sale of discontinued operations		—	—	—	—
Profit for the period		1,183	—	1	1,184
Attributable to:					
Equity holders of the parent		1,178	—	1	1,179
Minority interests		5	—	—	5
		1,183	**—**	**1**	**1,184**

Consolidated balance sheet of Falconbridge as at 30 June 2006

	Notes	Canadian GAAP	Reclassifications US$m	IFRS adjustments	IFRS
			(a)	(c)	
Assets					
Non-current assets					
Intangible assets	6	529	—	(529)	—
Property, plant and equipment	7	7,745	28	(1,288)	6,485
Inventories		—	—	—	—
Trade and other receivables		—	—	—	—
Investments in associates		—	38	—	38
Financial assets	8	—	233	14	247
Pension asset		—	—	—	—
Deferred tax assets		—	—	—	—
Other Assets	9	423	(303)	(75)	45
		8,697	(4)	(1,878)	6,815
Current assets					
Inventories	10	2,196	(98)	61	2,159
Trade and other receivables		1,673	(79)	—	1,594
Other assets		—	57	—	57
Financial assets	11	—	23	21	44
Cash and cash equivalents		661	—	—	661
		4,530	(97)	82	4,515
Total assets		**13,227**	**(101)**	**(1,796)**	**11,330**
Equity and liabilities					
Issued capital	12	4,312	—	378	4,690
Own shares		—	—	—	—
Preference Shares	13	326	—	(326)	—
Convertible borrowings– equity component		32	—	—	32
Other reserves	14	251	—	21	272
Retained earnings	15	1,252	—	(2,034)	(782)
		6,173	—	(1,961)	4,212
Minority interests	16	243	—	(183)	60
Total equity		**6,416**	**—**	**(2,144)**	**4,272**
Non-current liabilities					
Trade and other payables			26	—	26
Interest-bearing loans and borrowings	17	2,648	(20)	504	3,132
Financial liabilities	18	—	53	(40)	13
Provisions	19	669	180	(53)	796
Pension deficit	20	—	(217)	321	104
Deferred tax liabilities	21	941	(26)	(384)	531
		4,258	(4)	348	4,602
Current liabilities					
Trade and other payables		2,202	(537)	—	1,665
Interest-bearing loans and borrowings		351	—	—	351
Financial liabilities		—	133	—	133
Provisions		—	—	—	—
Income taxes payable		—	307	—	307
Other liabilities		—	—	—	—
		2,553	(97)	—	2,456
Total liabilities		6,811	(101)	348	7,058
Total equity and liabilities		**13,227**	**(101)**	**(1,796)**	**11,330**

Note B: Unaudited restatements of Falconbridge financial information under IFRS for the year ended 31 December 2005

The following information demonstrates the conversion of Falconbridge's Canadian GAAP audited income statement for the year ended 31 December 2005 to IFRS as applied by Xstrata:

Consolidated income statement of Falconbridge for the year ended 31 December 2005

	Notes	Canadian GAAP	Reclassifications	IFRS adjustments	IFRS
			US$m		
			(a)	(b)	
Revenue	1	8,148	129	21	8,298
Cost of sales	2	(5,832)	(36)	69	(5,799)
Distribution costs		—	(138)	—	(138)
Administrative expenses		(80)	—	—	(80)
Other expenses		—	(7)	—	(7)
Other income		—	5	—	5
Share of results from associates		—	9	—	9
Non-trading items		17	—	—	17
Profit before interest, taxation, depreciation and amortisation		2,253	(38)	90	2,305
Depreciation and amortisation	3	(555)	44	31	(480)
Profit before interest and taxation		1,698	6	121	1,825
Finance income:					
Trading items		—	47	—	47
Non-trading items		—	—	—	—
Total finance income		—	47	—	47
Finance costs:					
Trading items	4	(169)	(89)	(14)	(272)
Non-trading items		—	—	—	—
Total finance costs		(169)	(89)	(14)	(272)
Profit before taxation		1,529	(36)	107	1,600
Income tax expense on trading profit	5	(511)	36	(35)	(510)
Income tax benefit on non-trading items		—	—	—	—
Total tax expense		(511)	36	(35)	(510)
Profit from continuing operations		1,018	—	72	1,090
Non-trading items:					
Profit on sale of discontinued operations		(8)	—	—	(8)
Profit for the period		1,010	—	72	1,082
Attributable to:					
Equity holders of the parent		855	—	72	927
Minority interests		155	—	—	155
		1,010	—	**72**	**1,082**

Note C: Unaudited restatements of Falconbridge financial information under IFRS

Reclassifications have been made to the Falconbridge historical financial information presented under Canadian GAAP in Part X – "Financial Information Relating to the Falconbridge Group" to conform to Xstrata's presentation under IFRS. The following information sets out the details of IFRS adjustments:

(a) Reclassifications

Numerous reclassifications have been made to present the financial information of Falconbridge in the same format as the Former Xstrata Group's IFRS financial statements. The more significant reclassifications are as follows:

Balance Sheet

Financial assets and liabilities have been separately disclosed on the face of the balance sheet.

Income taxes payable have been disclosed separately on the balance sheet, whereas under Canadian GAAP they were included in Trade and Other Payables.

Pension deficits have been disclosed separately rather than within provisions.

Income Statement

Administrative and distributions costs and interest income have been disclosed separately.

(b) IFRS Adjustments to the Falconbridge income statement

	Notes	Six months ended 30 June 2006 US$m	Year ended 31 December 2005
1 Revenue			
Elimination of unrealised profit	(i)	49	12
Acquisition of minority interest in Falconbridge	(ii)	—	9
		49	21
2 Cost of sales			
Acquisition of minority interests in Falconbridge	(ii)	—	42
Deferred stripping	(iii)	—	(6)
Pensions and other post retirement fund defecits	(iv)	(57)	33
		(57)	69
3 Depreciation and amortisation			
Acquisition of minority interests in Falconbridge	(ii)	31	31
4 Finance costs			
Preference shares	(v)	(20)	(14)
5 Income tax expense			
Tax impacts of above		(2)	(35)

(c) IFRS adjustments to Falconbridge balance sheet

	Notes	Six months ended 30 June 2006 US$m
6 Intangible assets		
Acquisition of minority interests in Falconbridge	(ii)	(529)
7 Property, plant and equipment		
Acquisition of minority interests in Falconbridge	(ii)	(1,105)
Interest in Koniambo Nickel	(vii)	(183)
		(1,288)

		Notes	Six months ended 30 June 2006 US$m
8	**Financial assets – non-current**		
	Fair value of financial assets	(viii)	14
9	**Other assets**		
	Acquisition of minority interests in Falconbridge	(ii)	(75)
10	**Inventories**		
	Elimination of unrealised profit	(i)	61
11	**Financial assets – current**		
	Fair value of hedge instruments	(ix)	21
12	**Issued capital**		
	Acquisition of minority interests in Falconbridge	(ii)	378
13	**Preference shares**		
	Preference shares	(v)	(326)
14	**Other reserves**		
	Fair value increase of financial assets	(viii)	14
	Fair value of hedge instruments	(ix)	7
			21
15	**Retained earnings**		
	Elimination of unrealised profit	(i)	61
	Pension and other post retirement fund deficits	(iv)	(382)
	Deferred stripping	(iii)	
	Acquisition of minority interests in Falconbridge	(ii)	(1,981)
	Preference shares	(v)	(127)
	Tax impacts of above		
	Deferred tax	(vi)	395
			(2,034)
16	**Minority interest**		
	Interest in Koniambo Nickel	(vii)	(183)
17	**Interest bearing loans and borrowings**		
	Preference shares	(v)	453
	Fair value of hedge instruments	(ix)	43
	Acquisition of minority interests in Falconbridge	(ii)	8
			504
18	**Finanical liablities – non-current**		
	Fair value of hedge instruments	(ix)	(40)
19	**Provisions – non-current**		
	Pension and other post retirement fund deficits	(iv)	61
	Acquisition of minority interests in Falconbridge	(ii)	(114)
			(53)
20	**Pension deficits**		
	Pension and other post retirement fund deficits	(iv)	321
21	***Deferred tax liabilities***		
	Acquisition of minority interests in Falconbridge	(ii)	(261)
	Deferred tax	(vi)	14
	Tax impact of other adjustments		(137)
			(384)

Notes relating to the IFRS adjustments

The following notes set out those adjustments that have been made in relation to Falconbridge's Canadian GAAP financial information in accordance with IFRS as applied by Xstrata. Accounting adjustements arising as a result of the Falconbridge Acquisition are reflected in the unaudited pro forma financial information set out in this Part III.

(i) Elimination of unrealised profit

Falconbridge has a 25% interest in the Noranda Income Fund ("NIF") which is treated as an associate and accordingly equity accounted under both Canadian GAAP and IFRS. Falconbridge has historically eliminated in full the unrealised profit on the sale of product which NIF continues to hold as inventory at balance date. IAS 28: Investments in Associates requires such unrealised profit to be eliminated only to the extent of the Enlarged Xstrata Group's 25% interest.

(ii) Acquisition of minority interests in Falconbridge

In 2005, Noranda purchased the 41.5% of Former Falconbridge's outstanding common shares that it did not previously own through the Falconbridge Amalgamation, to form the current Falconbridge. Accounting for the purchase of a minority interest under IFRS 3: Business Combinations differs to the accounting undertaken by Falconbridge in respect of the following:

- Under IFRS 3, once control has been obtained, no fair value adjustments are made to the net assets recorded on subsequent acquisitions of remaining minority interests. Rather the difference between the consideration paid and book values recorded are recognised as an adjustment to Goodwill or Retained Earnings. Falconbridge adjusted the share of net assets acquired by reference to their fair values on the date of the minority acquisition; and

- Under IFRS 3, the cost of the acquisition has been calculated by reference to the share price of Noranda shares on the date of acquisition, while under Canadian GAAP Falconbridge calculated this by reference to a period closer to the announcement of the transaction.

(iii) Deferred stripping

Under Canadian GAAP Falconbridge recognised a liability when the cumulative strip ratio was below the estimated life of mine average strip ratio. Under IFRS, Xstrata suspends deferred stripping at this time and recognises all stripping costs in the income statement until such time as the cumulative strip ratio is greater than the life of mine average strip ratio.

(iv) Pension and other post retirement fund deficits

IAS 19: Employee Benefits requires net surpluses or deficits in relation to defined benefit pension funds and other funded post retirement schemes to be included in the Enlarged Xstrata Group's balance sheet at their fair values. All movements in these fair values between balance dates are required to be reflected in the income statement, except for actuarial gains and losses which are reflected in the Statement of Total Recognised Gains and Losses. Falconbridge's historical policy was only to recognise actuarial gains and losses in the balance sheet and in the income statement systematically and gradually over time.

(v) Preference shares

Under Canadian GAAP, Falconbridge classified preference shares as a liability when the shares provide for mandatory redemption by the issuer or when the holder can require the issuer to redeem the shares at a future date for a fixed or determinable amount.

Under IAS 32: Financial Instruments: Disclosure and Presentation, preference shares are accounted for as compound financial instruments, with the fair value of the shares being allocated between their liability and equity components. This allocation is made by calculating the fair value of the liability component of the instrument and allocating the remainder of the fair value of the instrument to the equity component. Liabilities are recorded at amortised cost in future periods.

(vi) Deferred tax

In accounting for deferred tax under IAS 12: Income Taxes, Xstrata includes tax bases for capital gains tax in its calculation of temporary differences. Falconbridge recognised deferred tax by reference only to the tax base for income tax purposes.

(vii) Interest in Koniambo Nickel

Under Canadian GAAP Koniambo Nickel SAS (a company in which Falconbridge has a 49% interest) was treated as a variable interest entity. As Falconbridge was deemed to be the primary beneficiary of the entity, the company was consolidated in the Falconbridge financial statements.

Under IFRS, the Enlarged Xstrata Group's interest in Koniambo Nickel SAS has been treated as an interest in a jointly controlled entity and proportionately consolidated, in accordance with IAS 31: Interest in Joint Ventures.

(viii) Fair value of financial assets

Under Canadian GAAP a number of financial assets were recorded at historical cost. As required by IAS 39: Financial Instruments: Recognition and Measurement these assets have been recorded at fair value.

(ix) Hedge Instruments

Under Canadian GAAP, Falconbridge did not recognise gains and losses on certain hedge instruments on balance sheet. Under IAS 39: Financial Instruments: Recognition and Measurement Xstrata recognises all such hedge instruments on balance sheet.

Reporting accountant's report on unaudited pro forma financial information

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

The Directors
Xstrata plc ("Xstrata")
Bahnhofstrasse 2
PO Box 102
CH-6301 Zug
Switzerland

3 October 2006

Dear Sirs

We report on the unaudited pro forma financial information (the "Pro Forma Financial Information") set out in Part III of the prospectus dated 3 October 2006 (the "Prospectus"), which has been prepared on the basis described in Part III of the Prospectus, for illustrative purposes only, to provide information about how the Acquisitions (as defined in the Prospectus) and the Rights Issue (as defined in the Prospectus) might have affected the financial information presented on the basis of the accounting policies adopted by Xstrata plc ("Xstrata") in preparing the financial statements for the year ended 31 December 2005 and for the six-month period ended 30 June 2006, as applicable. This report is required by item 20.2 of Annex I of the EU Regulation 809/2004 (the "PD Regulation") and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report, or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I of the PD Regulation, consenting to its inclusion in the Prospectus.

Responsibilities

It is the responsibility of the directors of Xstrata to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Xstrata.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Xstrata.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of Xstrata.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst & Young LLP

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Information on the Former Xstrata Group's Business

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Overview of the Former Xstrata Group's business

The Former Xstrata Group's business comprises the following four principal businesses:

Coal. The Coal Business has interests in 33 operating coal mines, 19 of which are located in Australia, 13 in South Africa and one in Colombia.

Copper. The Former Xstrata Group Copper Business incorporates two operating mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru.

Zinc. The Former Xstrata Group Zinc Business has zinc smelting operations in Spain and Germany, interests in three operating mines and a lead smelter in Australia and a lead refining plant in the United Kingdom.

Alloys. The Alloys Business has integrated ferrochrome and vanadium production facilities in South Africa and a platinum group metal ("PGM") joint venture with Rustenburg Plantinum Mines and Kagiso in South Africa.

In addition to its four principal businesses, the Former Xstrata Group also operates Xstrata Technology, a mining and processing technology business with operations in Australia, South Africa and Chile (and, following the Falconbridge Acquisition, Canada). For further information on Xstrata Technology, see Part II – "Information on the Enlarged Xstrata Group – Xstrata Technology".

Xstrata previously had a forestry business in Chile, which was sold in January 2005, and a magnesium recycling business in North America, which was sold in April 2003.

Coal Business summary

Introduction

On a managed basis, the Former Xstrata Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft/PCI coal and the fifth largest producer of export coking coal. The Coal Business produces a significant amount of coal for sale in the Australian and South African domestic markets from a portfolio of cost competitive mines. The Cerrejón operation, in which the Enlarged Xstrata Group acquired a one-third interest from Glencore in 2006, exports high-grade thermal coal from Colombia to markets principally in Europe and the Americas.

This portfolio comprises interests in 19 operating coal mines in Australia, 13 operating coal mines in South Africa and the Cerrejón coal mine in Colombia. The Enlarged Xstrata Group focuses on the cost effective production of thermal and coking coal for export and domestic use in coke making/steel production, electricity generation and industrial application.

On 24 August 2006, the Former Xstrata Group and African Rainbow Minerals Limited ("ARM") established a new black controlled coal mining company called ARM Coal (Proprietary) Limited ("ARM Coal"), with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets. ARM owns 51% and the Enlarged Xstrata Group owns 49% of the issued share capital of ARM Coal, which holds a 20% interest in the coal operations of Xstrata South Africa, excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51.7 million). As a result historically disadvantaged South Africans will now control approximately 36% of the Coal Business's South African operations. For further information, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – B. Operating and financial review relating to the Former Xstrata Group – Recent significant developments" and paragraph 22.15 of Part VIII – "Additional Information – Material contracts".

The Company estimates that, on a managed tonnage basis, in 2005, the Former Xstrata Group's Australian operations supplied approximately 32% of Australia's thermal coal exports and approximately 20% of South Africa's thermal coal exports. The Coal Business's Australian operations export primarily into Asia, particularly Japan. Semi-soft coking coal production, on a managed tonnage basis, in 2005 represented approximately 15% of the New South Wales operations' output and coking coal represented approximately 40% of the Queensland operations' output which is exported worldwide. Approximately 19% of the Former Xstrata Group's attributable tonnes in the year ended 31 December 2005 were sold into the Australian and South African domestic markets. In 2005, Cerrejón produced approximately 26 Mt of export thermal coal predominately for the European and United States power generation markets.

The Coal Business exports its coal from seven major coal port facilities, five in Australia (the Port Waratah Coal Terminal and the Port Kembla Coal Terminal in New South Wales and Abbott Point, Dalrymple Bay Coal Terminal and R.G. Tanna/Barney Point Coal Terminals in Queensland), one in South Africa (the Richards Bay Coal Terminal) and one in Colombia (Puerto Bolívar).

The purchasing power of the Australian and South African operations has enabled them to negotiate a number of longer term agreements for the purchase of goods and services required by the Coal Business in those jurisdictions which include mining equipment and replacement parts, explosives, fuel, tyres and lubricants, as well as freight, rail and port handling services, which to date has enabled the operations access to scarce resources (such as tyres). The supplier base continues to be stable and Xstrata believes the Coal Business has strong relationships with key suppliers in both Australia and South Africa.

The Enlarged Xstrata Group holds most of its Coal Business interests in mines through joint ventures, in which it generally holds a majority interest. Given the relationships between its joint venture partners and its customers, Xstrata believes that these joint ventures provide the Coal Business with a valuable link to its customer base.

In Australia, the Enlarged Xstrata Group has, either on its own account or through its interests in mines through joint ventures, all underlying mining tenements and it has access (whether under freehold, leasehold or otherwise) to all land that is required for the Coal Business's current mining operations.

The Coal Business's portfolio of operating coal assets allows management to reduce the impact of variations that can be experienced within a single mining operation and the volatility of a single market. This combination of complementary factors includes:

- access to diverse markets – the Coal Business's product distribution, on a managed tonnage basis in Australia and South Africa, to export coking coal (including semi-soft coal), export thermal coal and domestic thermal coal is approximately 18%, 64% and 18% respectively and the acquisition of the Cerrejón Business has provided increased access to markets in Europe and the Americas;

- a geographical distribution of production between Australia, South Africa and Colombia (in Australia and South Africa production is split approximately as to 51%, 19% and 30% respectively between New South Wales, Queensland and South Africa); and

- a unique combination of open cut and underground production sources and a mixture of own operated mines and mines where production is managed under contract. From this combination, Xstrata believes the Coal Business has a balanced risk profile from a diverse portfolio of assets with the ability to meet customer coal quality requirements.

The Enlarged Xstrata Group continues to place a priority on cost competitiveness and growth and has been actively involved in the consolidation of the coal industry in Australia and South Africa. Xstrata believes that there is scope for further consolidation of the Australian coal sector and will continue to consider acquisition opportunities as they arise. The Coal Business regularly reviews its coal holdings and from time to time will dispose of assets which are considered non-core or non-strategic.

The Coal Business's attributable proved and probable reserves as at 31 December 2004 were approximately 1.6 billion tonnes of coal. In addition, Cerrejón had a saleable reserve base in excess of 900 Mt as at 30 June 2005.

The Coal Business's marketing strategy takes advantage of its substantial production volume of prime quality coals from a diversified asset base. The Company believes that the Coal Business's established relationships with coal buyers and a proven track record for stable supply will enable the Coal Business to continue expanding sales to match future production levels. The ability to secure spot sales when required, including for lesser quality thermal coals and into diversified markets, is supported through the Coal Business's relationship with Glencore, a leading coal trader.

See "Coal Business summary – Australian operations – Sales and marketing of the New South Wales operations' coal", "Coal Business summary – Australian operations – Sales and marketing of the Queensland operations' coal", "Coal Business summary – South African operations – Sales and marketing of the South African operations' coal" and

"Coal Business summary – Colombian operations – Sales and marketing of Cerrejón's coal" in this Part IV and Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Coal Business".

The primary focus of the Coal Business's marketing strategy is to maximise the value of its sales of coal products into the export market. The Coal Business will continue to seek to maximise sales into the premium end of the export market, which for its Australian operations is principally the large integrated steel producers and Asian power companies. Xstrata considers that these sectors of the market will continue to be the major growth areas for its Australian thermal and coking coals. The Asian power market has traditionally paid a premium over other coal buyers for Australian thermal coals to ensure secure reliable sources of supply although the price difference to more distant markets is also due to the landed cost competitiveness of other exporting countries.

Located in La Guajira state, in the North-Eastern part of Colombia adjacent to the Venezuelan border, Cerrejón is positioned to supply the import markets of Europe and the Eastern and Gulf Coasts of the United States.

The export marketing activities of the Coal Business, other than for Cerrejón coal, are managed from head office in Sydney for Australian coals and from its Johannesburg office for South African coals. The export coal from Australia (other than from the Cumnock mine, which is subject to a separate agreement with Glencore) is subject to the Market Advisory Agreement between Xstrata Coal Marketing AG, Xstrata AG and Glencore International. Cerrejón coal is marketed through CMC Coal Marketing Company Limited, which is owned by the three Cerrejón joint venture partners.

Coal produced at Cerrejón benefits from relatively low ash content (approximately 8.2%), a low sulphur dioxide emissions profile and high calorific value, making it ideal for power generation. The typical quality of thermal coals mined by the Coal Business in Australia for the export market vary in ash content from 8% to 17% on an air-dried basis and the Coal Business's Australian domestic coal varies in ash content from 22% to 39% on an air-dried basis. The typical gross calorific value of the Enlarged Xstrata Group's Australian washed coals is in the range of 6,300 to 7,300 kilocalories per kilogramme on an air-dried basis. These qualities provide a range of coals to meet customers' needs and also provide an opportunity to blend coals to meet the specifications of particular customers.

Sales to the Australian domestic market are pursued when attractive, both through the renewal of existing contracts and the identification of opportunities. The New South Wales operations are one of the largest suppliers to domestic market power stations and the Coal Business is continuing to seek additional sales in this market.

Due to differing margins as well as a wide range of qualities, sales to the domestic market in South Africa will continue to be pursued when attractive, both through the renewal of existing contracts and the identification of new selling opportunities. Coal produced at Cerrejón is exported to markets principally in Europe and the Americas.

The Coal Business's coking coal production is exported predominantly to the major steelmakers in Asia, Europe and South America.

In December 2005, the Former Xstrata Group and its joint venture participants were awarded the exclusive right to apply for a licence to develop the Donkin coal resource block in Cape Breton, Nova Scotia, Canada. The Enlarged Xstrata Group holds a 66% participating interest in the joint venture. The joint venture participants are Erdene Gold Inc ("Erdene") of Canada, with a 20% interest, Atlantic Transbridge Technologies LLC of the USA with a 9.33% interest and Paul Coughlan, with a 4.67% interest. The award of a special licence, in May 2006, allows the Coal Business and its partners to pursue evaluating the feasibility of mining the estimated 200 Mt Donkin thermal and metallurgical coal resource located off Cape Breton Island in the Sydney coal field. Work on the project has commenced, with the evaluation of the resource and the development of feasibility studies expected to take about two years to complete. The budget estimate for the feasibility study until the first quarter of 2008 is C$17.5 million (approximately US$15.7 million). The Enlarged Xstrata Group intends to finance its share of the investment from its general corporate facilities.

In February 2006, Xstrata, through its wholly-owned subsidiary Xstrata Coal Canada Limited ("Xstrata Coal Canada") entered into an alliance agreement with Erdene, pursuant to which Xstrata Coal Canada subscribed for 3,000,000 common shares of Erdene at C$1.00 per share. This currently represents approximately 6.6% of Erdene. Erdene is a Toronto-listed mineral exploration company with a significant profile and a large number of exploration projects in Mongolia, including coal and base metals. Xstrata Coal Canada has a first option to enter into a joint venture and earn a 75% interest in any

coal opportunity in Mongolia identified by Erdene by funding all work through completion of a feasibility study. Xstrata Coal Canada will also have the right to participate in other mineral development opportunities with Erdene and has the right to name a nominee to the board of directors of Erdene.

Reserve and resource base

The table below sets out the Former Xstrata Group's attributable coal reserve and resource base broken down between the Australian and South African operations as at 30 June 2005:

	Coal reserves[1]				Coal resources		
			Marketable				
Region	Proved	Probable	Proved	Probable Mt	Measured	Indicated	Inferred[2]
New South Wales, Australia	431	291	324	229	1,346	1,504	936
Queensland, Australia	254	159	222	102	547	994	1,747
South Africa	727	131	429	80	1,977	1,029	1,831
Total Coal Business[2]	1,412	580	974	411	3,870	3,526	4,513

The above table does not include reserve or resource information for the Enlarged Xstrata Group's one-third interest in Cerrejón, which was acquired in May 2006. The above table sets out the Former Xstrata Group's attributable coal reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(2) See the section of this document headed "Presentation of Information – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

The table below sets out Cerrejón's total mine reserves and resource summary as at 30 June 2005 (the Enlarged Xstrata Group has a one-third interest in the Cerrejón operation, following completion of the Cerrejón Acquisition on 12 May 2006):

Cerrejón – Reserves and Resources (total mine basis), June 2005[1]

	ROM Reserves[2]		Saleable Reserves[2] [3]		Resources[4]		
	Proved	Probable	Proved	Probable	Measured	Indicated	Inferred[5]
Mt	668	222	677	224	692	230	15

Notes:

(1) Additional resources outside the 32 Mtpa pit shell are not included. Resources in the 32 Mtpa mine plan exclude coal resources underlying the Ranchería River. The above information was compiled from version 7 of the Cerrejón geological model which was created in 2004 using MINEX software. See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(2) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(3) Saleable Reserves: As sold basis are reserves adjusted for yield losses in the preparation plant (if applicable) and converted to a saleable moisture basis.

(4) Resources are Total Tons in Situ Resources (TTIS). The resources within a defined optimised pit shell which conform to specific quality and thickness criteria and which have been discounted for geological losses.

(5) See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

Competent Persons:

Reserves: Ian Douglas, Xstrata Coal (AusIMM)

Resources: Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)

Production

The tables below set out the total mine production and attributable production of the Coal Business broken down between the Australian and South African operations for the years ended 31 December 2004 and 31 December 2005:

Total mine production[1]	Year ended 31 December	
	2004	2005
	Mt	
New South Wales, Australia	33.3	36.1
Queensland, Australia	21.5	20.9
South Africa	19.2	18.6
Total Coal Business	73.9	75.6

The above table does not include production information for the Enlarged Xstrata Group's one-third interest in Cerréjon, which was acquired in May 2006.

[1] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December	
	2004	2005
	Mt	
New South Wales, Australia	26.9	28.7
Queensland, Australia	11.8	11.8
South Africa	19.2	18.6
Total Coal Business	57.5	59.0

[1] See the section of this document headed "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

The table below sets out consolidated and attributable production and sales data and average received export free on board coal prices, broken down between the Former Xstrata Group's Australian and South African operations and commodity types, for the years ended 31 December 2004 and 31 December 2005:

	Year ended 31 December	
	2004	2005
	Mt (except as otherwise stated)	
Consolidated production[1],[2]:		
Queensland coking	5.2	4.8
New South Wales semi-soft coking	6.7	4.8
Australian thermal	28.9	33.6
South African thermal	19.2	18.6
Total consolidated production	**60.0**	**61.8**
Consolidated Australian sales[2],[3]:		
Queensland coking export	4.9	4.8
New South Wales semi-soft coking export	6.7	4.8
Thermal export	25.6	28.1
Domestic	4.3	5.0
Total consolidated Australian sales	**41.5**	**42.7**
Consolidated South African sales[2],[3]:		
Thermal export	12.9	13.5
Thermal domestic	4.6	6.9
Total consolidated South African sales	**17.5**	**20.4**
Attributable Australian sales[3]:		
Queensland coking export	4.9	4.8
New South Wales semi-soft coking export	6.3	4.4
Thermal export	23.8	26.1
Domestic	4.1	4.8
Total attributable Australian sales	**39.1**	**40.1**
Attributable South African sales[3]:		
Thermal export	12.9	13.5
Thermal domestic	4.6	6.9
Total attributable South African sales	**17.5**	**20.4**
Average received export FOB coal price:		
Queensland coking (US$/t)	65.3	111.5
New South Wales semi-soft coking (US$/t)	47.2	70.3
Australian thermal (US$/t)	40.9	51.2
South African thermal (US$/t)	39.0	48.5

[1] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

[2] Consolidated production and sales are production and sales as reported in the Former Xstrata Group's consolidated financial statements, before the elimination of minority interests. This excludes production and sales attributable to joint venturers in accordance with their proportionate interests in the relevant mine, but includes 100% of production from subsidiaries that the Former Xstrata Group controls, irrespective of the Xstrata Group's shareholding in that subsidiary.

[3] All sales data is ex-mine and therefore does not include sales of third-party purchased coal. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of sales amounts. Sales figures have been extracted without material amendment from Xstrata's management records.

Financial information

The table below provides selected summary financial information in relation to the Coal Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006	
		As a percentage of the Former Xstrata Group		As a percentage of the Former Xstrata Group		As a percentage of the Former Xstrata Group
Coal Business	**US$m**	**(%)[3]**	**US$m**	**(%)[3]**	**US$m**	**(%)[3]**
Revenue[1]	2,693.4	41.7	3,400.4	42.2	1,692.5	32.7
EBITDA (before non-trading items)[1],[2]	916.0	44.3	1,346.5	43.4	582.7	25.7
EBIT (before non-trading items)[1],[2]	667.8	44.6	1,079.3	42.8	426.4	21.9

The above table does not incorporate financial information for Cerrejón for the year ended 31 December 2004 or for the year ended 31 December 2005. Following completion of the Cerrejón Acquisition in May 2006, accounting for the Former Xstrata Group's one-third interest in Cerrejón is included in the interim unaudited IFRS financial statements for the six months ended 30 June 2006. See below for financial information for Cerrejón for the years ended 31 December 2004 and 31 December 2005.

[1] Includes minority interests.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".

[3] As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

In the 12 months ended 31 December 2004, the entire Cerrejón operation recorded combined consolidated EBITDA (before non-operating income/expense) of US$628.8 million and, in the 12 months ended 31 December 2005, the entire Cerrejón operation recorded combined consolidated EBITDA of US$729.6 million (giving figures attributable to the Enlarged Xstrata Group's 33⅓% stake in Cerrejón acquired by the Former Xstrata Group on 12 May 2006 of approximately US$209.6 million and US$243.2 million, respectively). The Cerrejón financial information presented above has been extracted without material adjustment from, or is based upon, audited "pro forma" combined financial statements prepared under IFRS as at and for the 12 months ended 31 December 2005, with comparatives for the 12 months ended 31 December 2004.

Cost curves

A cost curve provided by Barlow Jonker for 2005 ranks the Former Xstrata Group's Australian and South African coal operations, on a weighted average basis, in the second quartile among major export producers of coal worldwide.

A cost curve provided by Barlow Jonker for 2005 ranks Cerrejón's coal operations, on a weighted average basis, in the first quartile among major export producers of coal worldwide.

See the section of this document headed "Presentation of Information – Cost curves".

Industry overview

For an overview of the industry in which the Coal Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Coal industry overview".

Australian operations

Overview

In the year ended 31 December 2005, the Coal Business's production, on a managed tonnage basis, in Australia was 57.0 Mt of coal, of which attributable production was 40.4 Mt. Managed export sales during this period amounted to 49.6 Mt (35.3 Mt attributable) and Xstrata believes that this represented approximately 21% of all coal exported from Australia (15% on an attributable export sales basis). Approximately 72% of the Coal Business's 2005 export sales from Australia were thermal coal (74% on an attributable tonnage basis).

New South Wales operations

Overview

The Enlarged Xstrata Group owns interests in 13 operating coal mines and a number of development projects, most of which are located in or close to the Hunter Valley of New South Wales. Longwall mining from South Bulga moved to Beltana in 2003 after which only pillar extraction was in operation at South Bulga. During 2004, the Ravensworth East mine was consolidated with the Mount Owen Complex and production at the South Bulga underground mine ceased as all reserves had been extracted. The Enlarged Xstrata Group has an attributable interest of 15% in the operator of the Port Waratah Coal Terminal, located at the port of Newcastle, New South Wales. The Enlarged Xstrata Group also has a consolidated interest of 20% in the Port Kembla Coal Terminal, located at the port of Wollongong, New South Wales.

Description of the New South Wales operations' assets

The following table sets out certain information about each of the Enlarged Xstrata Group's principal operating coal mines in New South Wales:

					Year ended 31 December 2005		
Coal mine	Coal product type	Type of mine[1]	Life of mine (years)[2]	The Enlarged Xstrata Group's attributable interest (%)	Mine production[3]	Attributable production[3] Mt	Attributable sales[4]
Oakbridge Group	**Thermal**						
Bulga Open cut	Thermal	OC	13	68.3	5.1	3.5	3.2
Beltana	Thermal	UG	27	68.3	4.9	3.4	3.4
Baal Bone	Thermal	UG/OC	2	74.1	2.7	2.0	1.8
Macquarie Coal Joint Venture	**Thermal**						
West Wallsend	Thermal	UG	15	80.0	2.3	1.9	1.6
Westside	Thermal	OC	7	80.0	0.7	0.5	0.5
Liddell Group	**Thermal**						
Liddell Open cut	Thermal	OC	18	67.5	2.7	1.9	1.9
Cumnock	**Thermal**	OC	3	84.0	1.1	0.9	0.8
Mount Owen Complex	**Thermal**	OC	14	100.0	6.0	6.0	6.2
United	**Thermal**	UG	5	95.0	2.7	2.5	2.7
Ulan	**Thermal**						
Ulan Underground	Thermal	UG	17	90.0	2.9	2.5	2.6
Ulan OC	Thermal	OC	2	90.0	2.5	2.3	2.3
Ravensworth Group	**Thermal**						
Narama	Thermal	OC	6	50.0	2.5	1.2	1.2
Ravensworth West	Thermal	OC	6	100.0	–	–	–
Total					36.1	28.7	28.3

Notes:

(1) OC = Open cut. UG = Underground.

(2) Life of mines figures are estimates based on planned and scheduled extraction of reserves.

(3) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

(4) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis preparation of sales amounts. Sales figures have been extracted without material amendment from Xstrata's management records.

Mines, projects and developments

Oakbridge Group

The Oakbridge Group includes the Bulga open cut mine, the Baal Bone underground long wall mine, the Baal Bone open cut mine and the Beltana long wall punch mine development, collectively producing both export and domestic thermal coal.

Beltana (Bulga Underground) development began in 2002 and longwall operations commenced following South Bulga's completion of longwall mining in the second quarter of 2003. An upgrade of coal processing metallurgical efficiency was completed in 2005 increasing capacity and improving the marketable coal yield from historic levels.

Macquarie Coal Joint Venture

The Macquarie Coal Joint Venture includes the West Wallsend underground mine, the smaller Westside open cut mine and the Teralba and Cardiff Borehole resources.

The West Wallsend mine plan and mining schedule were updated in 2005 to improve overall performance.

Liddell Group

Mining operations at Liddell are conducted under contract. The Former Xstrata Group entered into a new contract (with the incumbent contractor) in 2004.

Cumnock

Open cut mining operations at Cumnock are conducted under contract. The Enlarged Xstrata Group continues to progress its investigation to determine whether viable mining options exist on the current lease area beyond the completion of mining of existing economically viable reserves which are expected (based on current extraction rates) to be exhausted in late 2008 or early 2009.

Mount Owen

The Mount Owen mine complex was expanded over 2004 and 2005 by combining with an adjacent mining area, Ravensworth East. This mining complex now operates as a single production facility by sharing coal preparation, stockpiling and rail loading infrastructure.

In 2003, the outstanding 34% share of the Glendell project was acquired allowing this area to be included in the adjacent Mount Owen Mining Complex. The development of the complex continues to provide significant synergy benefits to the operating and development areas.

The mining operations at Mount Owen and Ravensworth East are conducted under separate mining contracts by the same independent contractor.

United

The United underground mine operates using continuous miners for development and longwall for extraction. Additional reserves have been acquired from an adjacent lease holder to extend the mine life.

Ulan

The Ulan facilities comprise an underground mine and an open cut mine. The Ulan underground mine is scheduled for upgrade from a 250 metre wide longwall face to a 400 metre "fat face" longwall face during 2006. New equipment has been purchased and is ready for installation.

Ravensworth Group

The Ravensworth Group includes the Narama open cut mine and the new Ravensworth West development.

The Narama resource is fully contracted to supply the local power generator. This contract was upgraded during 2005 by accelerating the annual sales tonnage for the life of the resource.

A new mine at Ravensworth West was approved for development during 2005 and commenced production in 2006 to supply a 1 Mtpa contract to the local power generator.

Sales and marketing of the New South Wales operations' coal

In 2005, approximately 86% of the New South Wales operations' attributable sales were to the export market. The New South Wales operations coal sales are diversified among most of the major power companies and steel mills in Japan, Korea, Mexico and Taiwan with sales also to Brazil, China, India and Europe when demand and prices support such sales. The Coal Business is one of Australia's largest suppliers of semi-soft coking coal and thermal coal to Japan, on a managed basis. Of all the New South Wales operations' coal sales in 2005, both domestic and export, on a managed tonnage basis, approximately 76% was sold for use in electric power generation, approximately 13% for use in steel mill applications and approximately 11% to general industry (which includes third parties that on-sell to various users).

In 2005, the New South Wales operations' six largest thermal coal customers represented, on a managed tonnage basis, approximately 60% of the New South Wales operations' total exported thermal coal sales while its six largest semi-soft coal customers purchased, on a managed tonnage basis, approximately 83% of the New South Wales operations' total exported semi-soft coal. Domestic coal sales are predominantly to electricity generators in New South Wales.

The following table sets out the geographical breakdown of sales of operating coal mines in New South Wales for the year ended 31 December 2005 on a managed tonnage basis:

	Percentage of sales (%)
Japan	46
Australia	21
Mexico	14
Taiwan	11
Other	8
Total	100

In 2005, the New South Wales operations sold, on a managed tonnage basis, approximately 60% of their total sales volume under coal supply agreements with terms extending beyond one year with either fixed prices or annually renewable terms.

The Coal Business expects to continue to sell a significant portion of its Australian coal under annually renewable and long-term supply agreements, particularly in Asia. However, a proportion of the global thermal coal trade will continue to be conducted in the short-term or spot market. Owing to the New South Wales operations' current product and market sales mix, and its planned increase in production over the medium-term, Xstrata believes that it is well positioned to secure sales opportunities as they emerge.

Transportation of the New South Wales operations' coal

All coal exported by the New South Wales operations is transported to port by rail. Pacific National Limited (previously called Freightcorp) and QR National provide the New South Wales mines with all freight services. Rail freight contracts are negotiated with Pacific National Limited and QR National by producers individually, rather than on an industry basis.

Coal from the Mount Owen complex, Bulga complex, West Wallsend, Liddell, Ulan, Cumnock and United is exported through the Port Waratah Coal Terminal. The terminal facility is owned and operated by Port Waratah Coal Services Limited, in which the Enlarged Xstrata Group has an attributable interest of 15%. It is located in the port of Newcastle, approximately 125 kilometres north of Sydney. The shiploading capacity is approximately 89 Mtpa and the terminal is a common user facility. Coal from Baal Bone is exported through the Port Kembla Coal Terminal, located in the port of Wollongong, New South Wales. It is operated by Port Kembla Coal Terminal Ltd, in which the Enlarged Xstrata Group has a 20% interest. The terminal has a shiploading capacity of approximately 15 Mtpa and is a common user facility.

Queensland operations

Overview

The Queensland operations in Australia were acquired by the Former Xstrata Group in June 2003 as part of its acquisition of MIM.

Xstrata Coal manages both the Oaky Creek and Newlands-Collinsville-Abbot Point ("NCA") joint ventures and the Rolleston and Cook operations. The Enlarged Xstrata Group has conditionally agreed to the partial sale of its Cook Colliery and the surrounding Southern Resource. All of the operating coal mines and projects of material value are located in the Bowen Basin, Queensland.

In the year ended 31 December 2005, the Coal Business's attributable production, on a managed tonnage basis, in Queensland was approximately 20.9 Mt of coal, approximately 94% of which was exported. Approximately 41% of the Queensland operations' production was coking coal, approximately 53% was thermal coal and the remaining 6% was supplied to the domestic market.

Description of the Queensland operations' assets

The following table sets out certain information about each of the Enlarged Xstrata Group's principal operating coal mines in Queensland:

Coal mine	Coal product type	Type of mine[1]	Life of mine (years)[2]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2005		
					Mine production[3]	Attributable production[3] Mt	Attributable sales[4]
Oaky Creek	Coking	OC/UG	24	55	6.8	3.7	3.9
NCA							
Newlands	Thermal	OC/UG	18	55	7.9	4.4	4.5
	Coking	OC	13	55	0.4	0.2	0.2
Collinsville	Thermal	OC	10	55	3.1	1.7	1.9
	Coking	OC	10	55	1.4	0.8	0.6
Cook	Coking	UG	–	95	0.1	0.1	0.1
Rolleston	Thermal	OC	22	75	1.0	0.8	0.5
Total	Thermal				12.2	6.9	7.0
	Coking				8.7	4.8	4.8

Notes:

[1] OC = Open Cut. UG = Underground

[2] Life of mine figures are estimates based on planned and scheduled extraction of reserves.

[3] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

[4] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis preparation of sales amounts. Sales figures have been extracted without material amendment from Xstrata's management records.

Mines, projects and developments

Oaky Creek Joint Venture ("OCJV")

The OCJV assets comprise two underground longwall-based operations, namely Oaky North and Oaky No.1 and an open cut mining operation. During 2005, Oaky No.1 had a second longwall installed. The Oaky Coal Preparation plant was recently upgraded to improve metallurgical efficiency and therefore yield.

Newlands-Collinsville-Abbot Point ("NCA")

NCA includes the Newlands and Collinsville mining operations and the Abbot Point port and coal handling facilities (which are owned by Ports Corporation of Queensland and managed by the Enlarged Xstrata Group).

Newlands

Newlands operations include both open cut dragline and truck and shovel operations and underground continuous miner development and longwall extraction.

Open cut production continues at Newlands from a number of pits deposits. This includes a new hard coking and thermal coal pit (called Wollombi) adjacent to the existing Sutton Creek open cut mine, which commenced prime coking coal production in June 2006 and has a production target of 2 Mt in 2007.

The underground longwall operation is being relocated to commence operations in the Newlands North underground in early 2006. Construction of a dense media, spiral and flotation plant is in progress which will increase the metallurgical efficiency and throughput capacity.

Collinsville

Collinsville Coal is an open cut truck, shovel and excavator coal mine, which also has a dragline, operated under a mining contract by an independent operator. The operations produce several brands of coal, including a hard coking coal for export, a domestic hard coking coal for the local Bowen Coke works, a low volatile thermal coal for the local Collinsville power station and export markets and an ultra low volatile coal for export.

Cook

Cook Colliery is an underground bord and pillar operation located 30km south of the township of Blackwater, in Central Queensland's Bowen Basin. The mine operated on a small scale during 2004 and the underground operations are being relocated from the Castor seam to the Argo seam during 2005 and 2006 where a higher proportion of coking coal will be produced. On 20 June 2006, Xstrata announced that heads of agreement had been signed with Caledon Resources plc for the partial sale of the Enlarged Xstrata Group's Cook Colliery and the surrounding Southern Resource. The Enlarged Xstrata Group will retain the large Northern Resource. A conditional sale and purchase agreement was entered into in respect of the sale on 22 August 2006. The consideration is A$45 million (approximately US$33.7 million), payable in cash.

Rolleston

Rolleston is located in the southwest of the Bowen Basin, approximately 16 kilometres west of the town of Rolleston and approximately 275 kilometres due west of the coal port of Gladstone.

The open cut dragline mining operations commenced in 2005 following the completion of a 110km rail link to provide domestic thermal coal under a long-term contract and large tonnages of thermal coal to the export market through the port at Gladstone, Queensland. The first coal was railed from Rolleston on time and within budget in October 2005. Further development of the mine will include the construction of a second dragline intended to commence operations in the second quarter of 2007. Rolleston is expected to reach full production of 8 Mtpa in 2008.

Rolleston coal is a low rank, high volatile bituminous coal (ASTM International classification).

Exploration and project assessment

A significant programme of exploration and project assessments continues to be a priority. The following projects and developments are being funded from the Enlarged Xstrata Group's existing resources.

Wandoan Coal Project

The Wandoan Coal Project is the largest known coal resource in the northern part of the Surat Basin, located in Central Queensland. The Surat Basin contains extensive resources of thermal coal. Development of the basin's coal assets to supply export markets is contingent on construction of suitable infrastructure such as mine-to-port rail links. Pre-feasibility work continues in 2006.

Other exploration

The Enlarged Xstrata Group is currently analysing development options and opportunities at Togara North (which is located midway between the newly developed Rolleston mine and Blackwater), large areas adjacent to the Enlarged Xstrata Group's existing NCA operations, the Redrock area to the south of Oaky Creek and Pentland (a thermal coal tenement located west of Townsville).

Sales and marketing of the Queensland operations' coal

Thermal coal is supplied to various customers in Europe and Asia whilst North Queensland customers use Collinsville's thermal coal mainly for the generation of electricity. Domestic quality coking coal is supplied to the Bowen Coke works, which is owned and operated by a subsidiary of Xstrata.

The Bowen Coke works supply coke to the Mount Isa lead smelter as a feed material in the smelting process. It also sells a small amount as coke products to the local market. The plant has a nameplate capacity of 45 ktpa.

The OCJV produces premium quality coking coals for supply to major steel makers in Japan, other parts of Asia, Europe, North Africa, South Africa and South America. These markets are predominantly serviced under term contract arrangements.

The following table sets out the geographical breakdown of sales of the Queensland operations' mines in the year ended 31 December 2005 based on attributable sales:

	Percentage of sales (%)
Japan	38
Korea	23
Europe	18
India	7
Australia	3
Other Asia	4
Other	7
Total	100

In 2005, the Queensland operations sold approximately 96% of their total coking coal sales volume under coal supply agreements with terms extending beyond one year with either fixed prices or annually renewable terms.

Transportation of the Queensland operations' coal

OCJV production is washed at the Oaky Creek coal handling and preparation plant, where coking coal is prepared for export. Treated coal is then transported by rail to the ports of Dalrymple Bay and Gladstone.

The OCJV exports most of its product through the multi-user coal facility at Dalrymple Bay, located just south of Mackay approximately 300 kilometres to the north of the mine.

OCJV production can also be shipped through Gladstone, approximately 390 kilometres to the south-east which has similar loading capabilities to the Dalrymple Bay facility.

Coal from the Newlands and Collinsville Coal Projects is transported by rail to various domestic customers and to the port of Abbot Point for export. Abbot Point is Australia's most northerly coal-shipping port located approximately 20 kilometres north of Bowen. Abbot Point Bulkcoal Pty Ltd, a wholly-owned subsidiary of Xstrata, operates the port of Abbot Point.

South African operations

Overview

The Enlarged Xstrata Group is South Africa's third largest exporter of thermal coal. In the year ended 31 December 2005, the Former Xstrata Group's attributable production of coal from its South African mines was 18.6 Mt and attributable sales were 20.4 Mt of which approximately 66% was exported. Xstrata believes that during 2005 the Coal Business produced approximately 20% of all thermal coal exported from South Africa and supplied approximately 4% of all coal supplied to the South African market. The Enlarged Xstrata Group has an interest in 13 operating coal mines, 11 of which are operated by the Enlarged Xstrata Group.

The Enlarged Xstrata Group also has a 20.91% interest in the Richards Bay Coal Terminal. Xstrata believes the Enlarged Xstrata Group's economic interest in the Richards Bay Coal Terminal provides the South African operations with a strategic advantage due to the associated rights it has to use the coal loading facility. Richards Bay Coal Terminal recently announced an expansion programme to increase throughput capacity from 72 Mtpa to 91 Mtpa at a total project cost of approximately ZAR1 billion, underwritten by the existing Richards Bay Coal Terminal shareholders. If demand exceeds 91 Mtpa, then the shareholders have agreed that the port will be expanded to meet such demand. The incremental 19 Mtpa will have 4 Mtpa allocated to small emerging black empowerment coal producers, 6 Mtpa to the black controlled South Dunes Coal terminal consortium and 9 Mtpa for subscription. If oversubscribed, the subscription capacity will be allocated preferentially to black empowerment coal producers, with existing shareholders (including the Enlarged Xstrata Group) waiving their pre-emptive rights over the incremental capacity. The Enlarged Xstrata Group is confident that it will be able to access the export capacity it requires, particularly after the positive endorsements by key stakeholders of its recently concluded black empowerment deal with ARM.

The 11 mines the Enlarged Xstrata Group manages in South Africa fall into five operating divisions:

- the Tweefontein Division, consisting of the Waterpan, Boschmans and Witcons;
- the iMpunzi Division, consisting of the Phoenix mine, plus the ATC and ATCOM mines. (Total Coal South Africa had a 50% interest in these mines prior to the termination of the joint venture. An arbitration process currently underway will determine the future of these mines. Xstrata is confident it will secure a favourable outcome from this process. For

further information, see paragraph 27 of Part VIII – "Additional Information – Litigation – Total Coal arbitration and court proceedings");

- the Southstock Division consisting of the Tavistock and South Witbank mines;
- the Mpumalanga Division, consisting of the Tselentis and Spitzkop mines; and
- the Goedgevonden Division, consisting of the Goedgevonden mini-pit.

The two mines not operated by the Coal Business form part of the Douglas Tavistock joint venture with Ingwe, and include the Douglas and Middelburg mines.

The Enlarged Xstrata Group's major holdings are located within two of the major coalfields of South Africa – the Witbank and Ermelo Coalfields. All of the mines that the Coal Business operates as well as the Enlarged Xstrata Group's non-managed joint venture mines fall within the Witbank Coalfield with the exception of Tselentis and Spitzkop, which are in the Ermelo Coalfield. Production and planning across all the Coal Business's mines are co-ordinated so as to manage the capacity constraints in exporting coal from South Africa.

The South African operations use more labour-intensive mining techniques and less capital-intensive technology in multi-section mechanised underground operations than the Australian operations because there are less complex mining conditions and the South African operations have access to a more cost effective work force. The Coal Business's South African operations have demonstrated significant productivity improvements at a number of the mines over the last three years through the introduction of additional modern mining equipment technology, improving mine operating procedures and training of its employees.

The Enlarged Xstrata Group owns surface rights in freehold in respect of most of the mines falling within the Tweefontein, iMpunzi and Mpumalanga Divisions (see "Statutory authorisations, licences and concessions" in this Part IV).

In February 2006, Xstrata announced the agreement of the Former Xstrata Group and ARM to establish a new black controlled coal mining company, ARM Coal, with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets. The transaction completed on 24 August 2006. ARM owns 51% and the Enlarged Xstrata Group owns 49% of the issued share capital of ARM Coal, which holds a 20% interest in the existing coal operations of Xstrata South Africa excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51.7 million). As a result, historically disadvantaged South Africans will now control approximately 36% of the Coal Business's South African operations. For further information, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Recent significant developments" and paragraph 22.15 of Part VIII – "Additional Information – Material contracts".

Description of the South African operations' coal assets

The following table sets out certain information about each of the Enlarged Xstrata Group's operating South African coal mines:

					Year ended 31 December 2005		
Coal mine	Coal product type	Type of mine[1]	Life of mine (years)[2]	The Enlarged Xstrata Group's attributable interest (%)	Mine production[3]	Attributable production[3] Mt	Attributable sales[4]
Tweefontein Division	**Thermal**						
Waterpan	Thermal	OC/UG	26	100	0.5	0.5	0.5
Boschmans	Thermal	UG	26	100	2.1	2.1	2.1
Witcons	Thermal	UG	26	100	1.8	1.8	1.9
iMpunzi Division	**Thermal**						
Phoenix	Thermal	UG	8	100	1.0	1.0	2.7
ATC	Thermal	UG	7	50	1.4	0.7	0.8
ATCOM	Thermal	OC	18	50	2.2	1.1	1.2
Southstock Division	**Thermal**						
Tavistock	Thermal	UG	11	100	2.0	2.0	2.0
South Witbank	Thermal	UG	17	100	1.9	1.9	1.6
Mpumalanga Division	**Thermal**						
Tselentis	Thermal	OC	13	100	1.9	1.9	2.0
Spitzkop	Thermal	OC/UG	9	100	0.7	0.7	0.8
Goedgevonden Division	**Thermal**	OC	33	100	1.0	1.0	0.6
Mines operated by Ingwe	**Thermal**						
DTJV[5]	Thermal	OC/UG	28	16	22.9	3.7	3.5
Total					39.7	18.6	20.2

Notes:

[1] OC = Open cut. UG = Underground.

[2] Life of mine figures are estimates based on planned and scheduled extraction of reserves.

[3] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of mine production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

[4] See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of attributable sales. Sales figures have been extracted without material amendment from Xstrata's management records.

[5] DTJV comprises the Douglas and Middelburg mines.

Mines, projects and developments

Tweefontein Division

The Tweefontein Division consists of three wholly-owned mines: Waterpan, Boschmans and Witcons.

Two main mining methods are utilised in this division to extract the reserves: contractor truck-shovel open cut methods at Waterpan, Witcons and the Goedgevonden mini-pit; and underground continuous miner bord and pillar extraction at Boschmans and Witcons. The last cut-drill-blast underground section was phased out in early 2006. The productivity of the continuous miner operations has been significantly improved over the last three years through the application of improved planning, measurement and training systems.

iMpunzi Division

The iMpunzi Division consists of the Phoenix mine, plus the ATC and ATCOM mines.

Phoenix and ATC are underground operations principally using highly productive continuous miner methods. Phoenix is still using cut-drill-blast systems alongside a recently commissioned continuous mixer. ATCOM is a dragline open-pit operation utilising a BE1570W walking dragline as its principal earthmover and truck shovel methods for pre-strip and coal recovery.

Southstock Division

The Southstock Division consists of the Tavistock and South Witbank mines which are both underground operations using highly productive continuous miner methods.

Mpumalanga Division

The Mpumalanga Division consists of two wholly-owned operating mines: Tselentis and Spitzkop. Mining is taking place in the B and C Seams of the Ermelo coal field both in underground continuous miner sections and also using contractor truck-shovel methods in generally shallow outcrop areas.

Goedgevonden Division

The Goedgevonden Division consists of the Goedgevonden mini-pit. The Enlarged Xstrata Group is completing a feasibility study to scale-up the Goedgevonden operation.

Joint venture mines managed by Ingwe

The Douglas and Middelburg mines are operated by the Enlarged Xstrata Group's joint venture partner Ingwe under the Douglas/Tavistock joint venture ("DTJV"). Douglas consists of both underground and open pit operations and Middelburg is an open cut mine. In 2005 a pre-feasibility study was carried out in respect of the Douglas Middelburg Optimisation Project (managed by BHP Billiton) designed to extend the economic life of the complex to 2033.

Projects and developments

In South Africa, the Enlarged Xstrata Group is completing a feasibility study to scale up the Goedgevonden operation; the work is well advanced and it is anticipated that approval will be sought from the Board in late 2006 to proceed with the development of an open pit mine which will annually produce 12 Mt of raw coal washing to 3 Mt of export quality coal and between 3 Mt and 4 Mt of coal suitable for supply to Eskom. The timing of the project is contingent upon rail infrastructure and the Richards Bay Coal Terminal expansion discussed under "– Transportation of the South African operations' coal – Richards Bay Coal Terminal Phase V expansion project" below.

As of 24 August 2006, ARM Coal, which is 51% owned by ARM and 49% owned by the Enlarged Xstrata Group, holds a direct 51% interest in the Goedgevonden project. For further information, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Recent significant developments" and paragraph 22.15 of Part VIII – "Additional Information – Material contracts".

The commencement of the mining of the "5 Seam" resources in the Tavistock and South Witbank areas is planned for early 2007. Planning work aimed at maximising the utilisation of resources around all of the operations is well advanced. Furthermore, conceptual studies to modernise coal beneficiation and handling infrastructure in both the Tweefontein and iMpunzi areas is being progressed; the objective of the work is to identify opportunities to improve yields and reduce coal processing and handling costs. The Coal Business also conducted further studies in 2005, following the pre-feasibility work, for a new processing plant and export load out system located at Boschmans. This new plant is planned to process coal from Boschmans, Waterpan and Witcons to provide improvements in yield and operating cost.

These projects and developments are being funded from the Enlarged Xstrata Group's existing resources.

Sales and marketing of the South African operations' coal

The marketing of the South African operations' coal is managed through Xstrata Coal Marketing AG with the exception of domestic sales and sales with certain African countries which are managed directly by the South African operations (other than domestic sales from the DTJV, which are managed by Ingwe). Xstrata Coal Marketing AG and Xstrata AG have entered into a Market Advisory Agreement with Glencore International in respect of the South African coal exports that it manages. For further information, see Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Coal Business".

On an air-dried basis, the export coals produced by the South African operations have a relatively low sulphur content and low moisture levels. The ash content of the South African operations' high grade export coals is approximately 14% (on an air-dried basis) and have a gross calorific value ranging from 6,400 to 6,700 kilocalories per kilogramme, whereas its low grade export coals have an ash content of approximately 20% (on an air-dried basis) and have a gross calorific value ranging from 5,600 to 6,100 kilocalories per kilogramme. The South African operations' coal produced for domestic customers generally has a higher sulphur and ash content and a comparatively lower calorific value than the South African operations' typical export product.

All sales figures in this document in relation to the South African operations refer to attributable sales. The South African operations' principal marketing strategy is to maximise sales of high margin export coal, using all of its Richards Bay Coal Terminal entitlement. The South African operations sell their incremental tonnage into the domestic market.

Of the South African operations' attributable sales of 20.4 Mt in 2005, approximately 66% was exported. The major market for exports was Europe, with the United Kingdom, Spain, Germany and France being the South African operations' largest European purchasers. Outside of Europe, Israel was the largest purchaser of the South African operations' coal production. Of the thermal coal exported by the South African operations in 2005, approximately 95% was sold for use in the power industry and the remainder mainly for use in either metallurgical or industrial applications such as the cement industry. The South African operations' eight largest export thermal coal customers represented approximately 64% of its total South African exports in 2005. Xstrata does not believe the South African operations are overly dependent upon any one customer.

The following table sets out the geographical breakdown of attributable sales of the South African operations' mines for the year ended 31 December 2005:

	Percentage of sales (%)
Europe and Mediterranean	59
South Africa	34
Other export	7
Total	100

Of the Coal Business's South African domestic sales of 6.9 Mtpa, approximately 66% was sold to Eskom, the South-African state-owned electricity utility. The major domestic industrial consumers are the paper, sugar, chemical and metallurgical industries and municipal power stations. The South African operations supplied approximately 8.48% of the domestic industrial market in 2005 (which excludes lower margin sales to Eskom for electricity generation and Sasol for the production of synthetic fuels and chemicals, and in which the Coal Business only has an approximately 4.4% market share).

In 2005, approximately 57% of the Coal Business's South African export sales were under spot contracts, with the remaining sales being under term coal supply agreements of one year or longer. In 2005, approximately 87% of the Coal Business's domestic sales were under term contracts, the most significant being with Eskom for the Duvha Power Station, which runs until 2014 with an option to renew for two further 10-year periods.

Transportation of the South African operations' coal

In 2005, all of the coal exported by the Coal Business's South African operations was loaded through the Richards Bay Coal Terminal. The terminal is capable of loading vessels of various sizes and is the only port facility in South Africa with capacity for substantial coal export volumes. The Richards Bay Coal Terminal loaded approximately 69 Mt onto vessels during 2005. All coal that the Coal Business's South African operations export through the Richards Bay Coal Terminal is transported by Spoornet, the State-owned railway operator. In 1995, the shareholders of the Richards Bay Coal Terminal entered into a 10-year agreement under which Spoornet agreed to provide transport of coal exports up to 69.0 Mtpa to the Richards Bay Coal Terminal. These agreements expired in March 2005 and the shareholders entered into a new agreement in 2006, after a transitional period during which they operated under a temporary extension in order to provide the time to fully investigate an expansion of the terminal. Spoornet transported a total of approximately 68.6 Mt of coal (as measured at port) during 2005. Xstrata believes that Spoornet is one of the largest rail transporters of coal in the world.

The Enlarged Xstrata Group has a 20.9% interest in the Richards Bay Coal Terminal, which is owned by seven coal producing companies in South Africa including Ingwe (a subsidiary of BHP Billiton) and Anglo Operations Limited (a subsidiary of Anglo American). The terminal is in the deepwater port of Richards Bay, on the north-eastern coastline of South Africa. It has a nominal annual capacity of 72 Mtpa; the actual throughput for 2005 was approximately 69 Mt. The South African operations of Xstrata are entitled to approximately 13.4 Mtpa, after deducting capacity allocated to non-shareholders who are primarily black empowered junior miners, and net entitlement transferred to and from the South African operations' two joint ventures.

Richards Bay Coal Terminal Phase V expansion project

A new shareholders' agreement has been signed by the Richards Bay Coal Terminal Company shareholders providing for the Phase V expansion project, which is planned to increase total throughput capacity to 91 Mtpa. If demand exceeds 91 Mtpa, then the shareholders have agreed that the port will be expanded to meet such demand. The incremental 19 Mtpa

will have 4 Mtpa allocated to small emerging black empowerment coal producers, 6 Mtpa to the black controlled South Dunes Coal terminal consortium and 9 Mtpa for subscription. If oversubscribed, the subscription capacity will be allocated preferentially to black empowerment coal producers. Xstrata is confident that it will be able to access the export capacity it requires, particularly after the positive endorsements by key stakeholders of its recently concluded black empowerment deal with ARM.

While the capacity of the Richards Bay Coal Terminal has been a constraint on the amount of coal that the Coal Business's South African operations can export and will continue to be a constraint whilst the Phase V expansion is implemented, production and planning across all of the Coal Business's South African operations' mines are co-ordinated to optimise their entitlement to use this facility.

Mineral right applications and conversions

Xstrata Coal South Africa ("XCSA"), the coal division of Xstrata South Africa, has to date received notification that it has been granted 16 new order prospecting rights and has had a number of further prospecting right applications accepted by the Department of Minerals and Energy (the "DME"). XCSA initially applied for 53 prospecting rights (including the 16 new order prospecting rights that it has been granted) of which 20 (in addition to those 16 new order prospecting rights) are currently considered to have reasonable prospectivity. Of these 20 rights, 10 have been granted and, following discussions with the DME, XCSA expects that the other 10 will be granted in due course. XCSA has regular meetings with the DME in this regard.

With regard to the conversion of existing mining authorisations into new order mining rights, XCSA has implemented processes to address, and is making real progress in, the transformational issues required by the legislation and associated black empowerment charter for the mining industry including human resource development and employment equity issues, housing and nutrition, migrant labour and procurement from HDSAs. With regard to the requirement that 15% of the industry be owned by HDSAs by 2009 and 26% of the industry be owned by HDSAs by 2014, XCSA entered into an agreement with ARM in February 2006, which completed on 24 August 2006, to satisfy these conditions. For further information, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – Operating and financial review relating to the Former Xstrata Group – Recent significant developments" and paragraph 22.15 of Part VIII – "Additional Information – Material contracts". See also the sections of this document headed "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – Australian native title and South African land claims" and "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – South African MPRDA and Empowerment Charter".

Colombian operations

Overview

The Cerrejón mining operation is a privately-owned, independently-managed joint venture, in which, through wholly-owned subsidiaries, each of BHP Billiton, Anglo American and Xstrata has a one-third indirect interest.

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world, with a saleable reserve base in excess of 900 Mt as at 30 June 2005. The business is involved in the exploration, production, transportation and shipment of high-grade thermal coal, mined at Cerrejón's deposits, to markets principally in Europe and the Americas.

Located in La Guajira state, in the North-Eastern part of Colombia adjacent to the Venezuelan border, Cerrejón is positioned to supply the import markets of Europe and the Eastern and Gulf Coasts of the United States. Total current infrastructure capacity is estimated to be approximately 29 Mtpa and, in the year ended 31 December 2005, Cerrejón produced approximately 26 Mt of export thermal coal predominately for the European and United States power generation markets.

Cerrejón's coal mining operations are carried on across approximately 69,000 hectares, in which four separate areas are contracted: the North, Central and South Zones, and the Patilla Area. Cerrejón owns an export facility 150 kilometres north-east of the mine on the Caribbean coast at Puerto Bolívar which is connected to the mine by means of a dedicated single-track railway line.

In July 2005, as a result of growing demand in Europe and the Americas, the former joint venture partners (BHP Billiton, Anglo American and Glencore International) approved the progressive expansion of Cerrejón's coal capacity to 32 Mtpa by

2008. The high quality export energy coal is produced from open cut mines utilising traditional truck and shovel methods. Production to meet the approved expansion is intended to be sourced from a number of lease areas, which expire in 2034 with the exception of the Oreganal lease that expires in 2022. The cost of this expansion is currently forecast to be approximately US$129.6 million in aggregate (or approximately US$43.2 million for each of the joint venture members).

Mine, projects and developments

The mine, support facilities and services

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world.

Cerrejón's mining operations start with the removal of surface and top soil layers, which are stored for use in rehabilitation.

The overburden is drilled, blasted and loaded out utilising mining shovels and a truck fleet. Coal seams are exposed and prepared for mining, loaded and transported in trucks to stockpiles and crushers. Crushed coal is conveyed into two silos for loading onto trains for transport to Puerto Bolívar.

There are facilities on site at the Cerrejón mine for carrying out maintenance of trucks, tractors and scrapers. Other facilities include reconstruction depots, administrative offices and telecommunications systems between mine, railroad, port and Cerrejón's administrative headquarters and support offices.

There are also administrative headquarters and support offices in the city of Bogota.

Projects and developments

In May 2005, a feasibility study was completed for an expansion of the mine's infrastructure capacity from 29 Mtpa to 32 Mtpa at a current estimated capital cost of approximately US$129.6 million. The expansion was approved in July 2005 by the former shareholders of Cerrejón and is underway, with completion scheduled for 2008. Work has commenced on feasibility studies to expand the coal production and export capacity beyond 32 Mtpa. Such expansion would aim to exploit the existing reserve base to take advantage of growing demand for import coal in Europe and the United States and require further capital expenditure for mining equipment, transport and other infrastructure.

Sales and marketing of Cerrejón's coal

Coal produced at Cerrejón benefits from relatively low ash content (approximately 8.2%), a low sulphur dioxide emissions profile and high calorific value, making it ideal for power generation.

The markets in which Cerrejón sells its product are competitive. Competition is largely on the basis of price. Cerrejón competes with numerous suppliers of thermal coal. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which Cerrejón operates.

Cerrejón is one of the largest export thermal coal mines in the world. Significant Atlantic and global export thermal coal competitors, beside its joint venture partners Anglo American and BHP Billiton, are currently Rio Tinto, Drummond (a privately-owned coal producer with operations in Colombia) and coal producers operating in China, Indonesia and Russia.

CMC Coal Marketing Company Limited markets coal from Cerrejón.

Transportation of Cerrejón's coal

The rail system of 150 kilometres links the mine with the export ocean terminal at Puerto Bolívar on the Caribbean coast. The coal is transported in trains loaded at the silos, through a continuous miner process system. The complete cycle of loading, transportation, unloading at the port and the return of trains to the mine typically takes approximately 12 hours. Additionally, there is a service train that transports supplies, materials and spare parts. The railroad system is electronically controlled from a central traffic station located at the mine.

Puerto Bolívar is one of the largest export coal ocean terminals in Latin America. It receives vessels of up to 175,000 dead weight tonnes, overall length of 300 metres and beam widths of 45 metres. Its navigable channel is 19 metres in depth, 265 metres in width and four kilometres in length.

The main coal facilities at the port are a train unloading station, three stacker-reclaimers, and a lineal shiploader to put the coal into the vessels, at a rate of 4,800 tons per hour.

The port also has a supply pier to receive ships of up to 30,000 tons that arrive with machinery, spare parts, fuel and other materials required for the mining operation.

Cerrejón also uses two airports, one at the mine and a second in Bolívar.

Litigation and indemnities

Cerrejón is engaged in the following litigation which may have a significant effect on Cerrejón and/or on Cerrejón's financial position or profitability:

- Unpaid royalties. There are three separate class actions alleging that two of the Cerrejón Operating Companies have not paid due and proper royalties on the coal they have produced. The combined amount of damages sought is approximately US$107 million;

- Unpaid 2002 income tax. The Colombian national tax authority is alleging that one of the Cerrejón Operating Companies owes it an additional US$13.7 million in respect of its 2002 income tax assessment; and

- Privatisation of Cerrejón Zona Norte. A number of claims have been made and threatened against Cerrejón Zona Norte and others relating to the sale of the Colombian State's interest in Cerrejón Zona Norte. In three of the claims, the amount of damages sought is estimated to be US$67.7 million; however, the claimant has also requested an alternative declaration of damages of US$1.3 billion and a declaration that the privatisation is null and void. In another claim, which is yet to be served on the Cerrejón Operating Companies, the amount of damages sought is approximately US$3.4 billion and one of the claimants in that claim is seeking an alternative declaration that the privatisation is null and void. In another claim, the amount of damages sought from Cerrejón Zona Norte is approximately US$11 million.

Based on its external legal advice, Cerrejón considers that it is not likely that any liability will result from the above claims and the above claims are being and will be vigorously defended by Cerrejón.

Under the Cerrejón Acquisition Agreement, the Cerrejón Vendors have agreed to indemnify the Cerrejón Purchasers in respect of losses arising out of the claims referred to above. The Cerrejón Vendors have no liability under the indemnity for unpaid 2002 income tax unless the amount claimed by the Cerrejón Purchasers exceeds US$3.5 million. The Cerrejón Vendors have no liability in respect of the claims described above for unpaid mining royalties and the claims relating to the privatisation of Cerrejón Zona Norte and its successors, or certain environmental and health claims by the inhabitants of certain areas where Cerrejón operates, unless the amount of the liability of the Cerrejón Vendors exceeds US$2 million.

The Colombian national tax authority has alleged that Carbones del Cerrejón LLC owes it an aggregate amount of US$42 million in respect of Carbones del Cerrejón LLC's 1996 and 1997 income tax assessments. Carbones del Cerrejón LLC and its shareholders are indemnified in respect of this claim by Exxon Mobil Corporation. The 1996 claim was recently resolved in favour of the Colombian national tax authority, with the amount paid to the authority having been successfully claimed and paid under the indemnity.

Former Xstrata Group Copper Business summary

Introduction

The Former Xstrata Group's copper business, which was acquired by Xstrata in June 2003 as part of the acquisition of MIM and expanded in June 2006 with the acquisition of the Tintaya mine and associated satellite deposits in Peru, incorporates two mines, a smelter and a refinery in Australia, one mine in Argentina and one mining and processing operation in the high Andes region of southern Peru. Concentrate from the Ernest Henry mine is transported to the Mount Isa smelter where it is processed along with concentrate from the Mount Isa mine into anode copper. Surplus concentrate production is sold to third parties. The anode is refined at the Enlarged Xstrata Group's refinery in Townsville. The Alumbrera mine produces a copper-gold concentrate and doré and the Tintaya operation produces copper concentrate and copper cathode, in each case for sale to third parties.

Exploration activity in north-west Queensland is continuing to focus on leveraging value from the Former Xstrata Group Copper Business's strong regional asset and infrastructure base in north Queensland, targeting mineralisation in the Mount Isa/Cloncurry district. The Antapaccay and Coroccohuayco satellite deposits near the Tintaya mine may also provide significant future development potential.

Reserve and resource base

The table below sets out the Former Xstrata Group Copper Business's attributable copper reserves and resources base as at 30 June 2005, with the exception of Alumbrera for which the figures are as at 30 June 2006:

Mine	% Ownership	Mining method	Commodity	Ore reserves[1]		Mineral resources		
				Proved	Probable	Measured	Indicated	Inferred[2]
				Mt (except as otherwise stated)				
Mount Isa	100.0							
X-41 Mine 1100 & 1900 Orebodies		UG	Ore	35	12	61	20	20
			% Copper	2.2%	1.8%	2.3%	1.8%	2%
Enterprise Mine 3000 and 3500 Orebodies		UG	Ore	33	6.7	57	12	2
			% Copper	3.6%	3.8%	3.5%	3.4%	3%
Open Pit		OC	Ore	–	–	98	69	110
			% Copper	–	–	1.4%	1.2%	1%
Ernest Henry	100.0							
Open Cut		OC	Ore	48	22	48	22	1
			% Copper	1.0%	0.9%	1.0%	0.9%	0.4%
			Gold g/t	–	–	–	0.7	0.7
Underground		UG	Ore	–	–	–	21	23
			% Copper	–	–	–	1.5%	1.4%
			Gold g/t	–	–	–	0.7	0.7
Bajo de la Alumbrera	50.0	OC	Ore	380	24	400	24	–
			% Copper	0.45%	0.42%	0.45%	0.42%	–
			Gold g/t	0.49	0.43	0.48	0.43	–
Las Bambas	100.0	OC	Ore	–	–	–	200	100
			% Copper	–	–		1.2	0.9
			Molybdenum ppm	–	–		210	100
			Gold g/t	–	–		0.12	0.08
Ferrobamba skarn		OC	Ore	–	–	–	84	30
			% Copper	–	–		1.7	0.9
			Molybdenum ppm	–	–		270	100
			Gold g/t	–	–		0.20	0.2
Ferrobamba other		OC	Ore	–	–	–	48	30
			% Copper	–	–		0.82	0.7
			Molybdenum ppm	–	–		200	100
			Gold g/t	–	–		0.08	0.04
Chalcobamba skarn		OC	Ore	–	–	–	33	40
			% Copper	–	–		1.1	1.0
			Molybdenum ppm	–	–		160	100
			Gold g/t	–	–		0.05	0.05
Chalcobamba other		OC	Ore	–	–	–	16	2
			% Copper	–	–		0.71	0.8
			Molybdenum ppm	–	–		200	90
			Gold g/t	–	–		0.03	0.05
Sulfobamba skarn		OC	Ore	–	–	–	14	8
			% Copper	–	–		1.1	0.7
			Molybdenum ppm	–	–		140	100
			Gold g/t	–	–		0.04	0.04
Sulfobamba other		OC	Ore	–	–	–	7.6	0.0
			% Copper	–	–		0.86	
			Molybdenum ppm	–	–		200	
			Gold g/t	–	–		0.04	

The above table does not include reserve or resource information for Tintaya, which was acquired in June 2006. See below for reserve and resource information for Tintaya.

The above table sets out the Former Xstrata Group Copper Business's attributable copper reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(2) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

Tintaya has Proved and Probable Ore Reserves of 91 Mt, comprising copper oxide ore at an average 1.63% copper grade and copper sulphide ore at an average 1.31% copper grade, as at 30 June 2005. At that date, Tintaya also had a further 24 Mt of Inferred Resources at 1.25% copper grade.

Production

The tables below set out the total and attributable mine production and attributable smelter and refinery production of the Former Xstrata Group Copper Business (broken down between the Former Xstrata Group Copper Business's three copper mines) for the years ended 31 December 2004 and 31 December 2005.

				Year ended 31 December			
				2004		2005	
Copper production[1]	**Type of mine[2]**	**Life of mine (years)[3]**	**The Enlarged Xstrata Group's Attributable Interest (%)**	**Mine Production[5]**	**Attributable Production[5]**	**Mine Production[5]**	**Attributable Production[5]**
				tonnes			
Mount Isa	UG	13	100	170,197	170,197	177,482	177,482
Ernest Henry Mine	OC	7	100	114,007	114,007	129,010	129,010
Bajo de la Alumbrera[4]	OC	10	50	176,439	88,220	187,317	93,659
Total Former Xstrata Group Copper Business				460,643	372,424	493,809	400,151

The above table does not include reserve or resource information for Tintaya, which was acquired in June 2006. Tintaya produces around 120,000 tpa of high quality copper cathode and concentration.

[1] See the section of this document entitled "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

[2] UG=Underground. OC=Opencut.

[3] Life of mine figures are estimates based on planned and scheduled extraction of reserves.

[4] The Enlarged Xstrata Group has a 50% interest in the mines' operating company, Minera Alumbrera Limited.

[5] These production figures refer to contained copper, produced from ore (excluding reprocessed slag).

Attributable smelter and refinery production[1]	Year ended 31 December	
	2004	2005
	tonnes	
Mount Isa Copper Smelter (anode)	236,252	220,263
Townsville Refinery (refined)	237,621	219,198

[1] These production figures refer to contained copper.

Financial information

The table below provides selected summary financial information in relation to the Former Xstrata Group Copper Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006	
		As a percentage of the Former Xstrata Group		As a percentage of the Former Xstrata Group		As a percentage of the Former Xstrata Group
Former Xstrata Group Copper Business	**US$m**	**(%)[3]**	**US$m**	**(%)[3]**	**US$m**	**(%)[3]**
Revenue	1,598.3	24.7	2,007.8	24.9	1,718.2	33.2
EBITDA (before non-trading items)[1],[2]	856.7	41.5	1,131.1	36.5	1,184.0	52.3
EBIT (before non-trading items)[1],[2]	644.3	43.0	919.5	36.5	1,076.8	55.3

The above table does not include financial information for Tintaya for the year ended 31 December 2004 or for the year ended 31 December 2005. Following the acquisition of Tintaya in June 2006, accounting for Tintaya within the Former Xstrata Group is included from the date of its acquisition in the interim unaudited IFRS financial statements for the six months ended 30 June 2006. See below for financial information for Tintaya for the year ended 31 December 2005.

[1] Includes minority interests, but excludes share of results from associates.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".

[3] As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

For the year ended 31 December 2005, Tintaya's revenue was US$389 million, EBITDA was US$250 million and it generated profit before tax (before workers' profit share) of US$196 million. The Tintaya financial information presented above has been extracted without material adjustment from, or is based upon, audited financial statements prepared under Peruvian GAAP as at and for the year ended 31 December 2005.

Cost curve

A cost curve provided by Brook Hunt for 2005 ranks the Former Xstrata Group Copper Business's copper mines, on a weighted basis, in the third quartile of global copper producers. Brook Hunt has also ranked the Former Xstrata Group Copper Business's integrated copper smelter and refinery for 2005, and concluded that it is in the fourth quartile of global production. See the section of this document headed "Presentation of Information – Cost curves".

Industry overview

For an overview of the industry in which the Former Xstrata Group Copper Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Copper industry overview".

Mining Operations

Mount Isa

Total Mount Isa mine production amounted to approximately 177 kt of copper in concentrate from ore in the year ended 31 December 2005.

Copper operations at Mount Isa, located in North West Queensland, include three underground mines (X-41, Enterprise and 1900 Orebody), with a flotation concentrator, copper smelter and associated infrastructure. The Mount Isa operations are 100% owned by the Enlarged Xstrata Group.

Ore is processed in a conventional copper concentrator with a throughput capacity of 7 Mtpa. Concentrates are smelted in the Mount Isa smelter to produce copper anodes.

During 2004, the development of the Northern 3500 underground copper orebody at Mount Isa's Enterprise copper mine was approved. The project will provide an additional high-grade mining zone in Enterprise, enabling the mine to maintain its rated capacity of 3.5 Mtpa and improve the utilisation of the existing hoisting and concentrator capacity. Initial production is scheduled to commence in 2007.

The Former Xstrata Group Copper Business has established a dedicated project team at Mount Isa to evaluate the potential for exploiting known resources contained within the 500 orebody and "halo" mineralisation surrounding the 1100 orebody. Pre-feasibility work is scheduled to commence on both of these projects during 2006, with initial resource estimates expected by early 2007.

Ernest Henry

The Ernest Henry copper-gold mine, located approximately 38 kilometres northeast of Cloncurry in northwest Queensland, commenced operation in 1997. Ernest Henry operations are 100% owned by the Enlarged Xstrata Group.

The copper-gold mine produced approximately 129 kt of copper in concentrate and 167,000 ounces of gold in concentrate in the year ended 31 December 2005.

The Ernest Henry Mine is an open pit operation. Mining of ore is scheduled to cease in 2009, although ore from the long-term ore stockpiles will be processed until 2012. The resource is open at depth and the potential to extend the mine life through underground mining is under investigation.

The plant is a conventional concentrator with the capacity to process up to 11 Mtpa of ore to produce flotation concentrate. The copper-gold ore is crushed in a gyratory crusher, ground in a SAG-ball mill, and floated for the production of a copper-gold concentrate which is predominately trucked to Mount Isa for smelting with the excess shipped to Townsville for transport to third-party smelters.

Alumbrera

The Alumbrera copper-gold mine produced 187 kt of copper in concentrate and 577,000 ounces of gold in concentrate and doré in the year ended 31 December 2005.

The Enlarged Xstrata Group holds a 50% interest and management rights in Minera Alumbrera Limited ("MAA"), the operating company of the Alumbrera mine, with Goldcorp Inc. (following its merger with Wheaton River Minerals Ltd. in 2005) and Northern Orion Resources Inc. holding 37.5% and 12.5% respectively. MAA has an interest in the proceeds of the Alumbrera mine under an agreement with a state owned corporation in Argentina (referred to by its Spanish acronym "YMAD") which owns the deposit. Under the terms of the agreement, MAA has the right to a 100% working interest in the mine. The Alumbrera project began commercial production in 1998. Under the project documentation, following recovery of the initial capital costs by the joint venture parties, YMAD is entitled to a 20% net proceeds royalty payment payable on a quarterly basis for the balance of the mine life, which is currently estimated at 10 years. The first such royalty payment of US$33 million was paid to YMAD in August 2006, after taking into account previous advance payments totalling US$16 million which in 1997 were agreed to be made to YMAD over subsequent periods to assist the local community.

The mine is located in the Province of Catamarca in North West Argentina. Alumbrera comprises the following principal facilities: an open pit mine and concentrator; a 316 kilometre long concentrate slurry pipeline; a 202 kilometre power line; a filter plant; and port and handling facilities near Rosario on the Paraná River. Copper ore is mined from an open pit mine and processed in a concentrator. The processing plant is a conventional flotation concentrator using semi-autogenous grinding mills, followed by ball mills, flotation circuits, and concentrate thickeners. The processing produces a copper concentrate containing gold and a separate gold-silver doré is produced from the gravity circuit. The final copper concentrate is thickened and then is pumped via a slurry pipeline to a filter plant located near Tucuman. The filter plant produces a low-moisture cake, which is loaded onto rail cars for transport to the MAA port facilities at Puerto General San Martin for shipment to third party smelters.

A further expansion to the grinding circuit of the Alumbrera concentrator, which is expected to increase mill throughputs by approximately 8%, from 37 Mtpa to 40 Mtpa, was approved in June 2005. The project is scheduled for commissioning in December 2006. The expansion is aimed at further improving mill productivities, maintaining a more consistent production profile and fully utilising the downstream capacity of the pipeline and filter plant.

Following the addition of 120 million tonnes of reserves to the ore reserve base at Alumbrera in 2004 and 2005, Alumbrera management continued with the in-pit resource definition programme in 2006, with the objective of further extending the ore reserve base at the mine during 2006. In addition, the Former Xstrata Group Copper Business has continued its Alumbrera district exploration programme independently of the Alumbrera joint venture work. Exploration drilling at the Filo Colorado prospect in Catamarca is expected to commence in the second half of 2006, on completion of access road construction.

Tintaya

Tintaya is located in the Espinar province, southern Peru, and consists of an open pit mine and processing operations, comprising both a copper concentrator for sulphide ore and a solution extraction/electrowinning ("SX-EW") processing plant for oxide ore. SX-EW is a two-stage process that first dissolves oxide copper into solution and upgrades copper ions from low-grade leach solutions into a concentrated electrolyte, and then deposits pure copper onto cathodes using an electrolytic procedural. Both copper concentrates from the sulphide ore and cathodes from the SX-EW plant are trucked to the port of Matarani.

The nearby Antapaccay and Coroccohuayco satellite deposits may also provide significant future development potential.

Tintaya produces around 120,000 tones of high quality copper cathode and concentrate per annum, and has significant growth potential. Tintaya has Proved and Probable Ore Reserves of 91 million tonnes, comprising copper oxide ore at an average 1.63% copper and copper sulphide ore at an average 1.31% copper, as at 30 June 2005. In addition, at that date Tintaya had a further 24 million tones of Inferred Resources at 1.25% copper.

Smelting and refining operations

Isa copper smelter

The Isa copper smelter, which utilises ISASMELT furnace technology, is part of the Mount Isa operations with a current nameplate capacity of 240 ktpa of anode copper. The concentrate feed sources are from the adjacent Mount Isa copper mill and the Ernest Henry mine. Anode copper is the primary product from the smelter, which is sent by rail to the Enlarged Xstrata Group's Townsville copper refinery.

A project was completed in the first half of 2006 to construct a leaching plant to recover around 2,500 tpa of additional copper from the electrostatic precipitator dust in the Mount Isa copper smelter.

In November 2004, capital expenditure was approved to expand the capacity of the Mount Isa copper smelter and improve its efficiency. The project comprises the installation of a second rotary holding furnace, a copper slag cleaning furnace and associated plant and equipment. These are all designed to increase the smelter's nameplate capacity from 240,000 tpa of anode copper to 280,000 tpa of anode copper and to obviate the current need for slag re-treatment through the smelter. This project is being progressively commissioned in the second half of 2006. Further enhancements, including two additional oxygen plants to achieve a production capacity of 300,000 tpa, are planned by mid-2007.

The smelter is connected to a third party acid plant which treats sulphur dioxide gases from the primary and secondary smelting stages. Approximately 80-85% capture is currently achieved and following additional incremental capital investment, capture levels are expected to reach 90-95% in the next few years.

Townsville

The Townsville operations encompass a copper refinery, port operations, marketing, customer services and logistics.

Copper refinery

The copper refinery in Townsville produces 99.997% pure LME Grade A copper cathode, using ISAPROCESS technology (which was developed by Xstrata Technology). The plant currently has a nameplate capacity of 280,000 tpa of cathode copper, although capacity is constrained by the throughput of anode copper from the Mount Isa copper smelter. Capacity is expected to increase to 300,000 tpa as the anode production increases. A facility for producing stainless steel cathodes for use in the ISAPROCESS technology adjoins the refinery. Copper produced using ISAPROCESS technology accounts for over 30% of global refined copper production.

Townsville port operations

The facility is at the Port of Townsville in North Queensland. Bulk copper and zinc concentrates are received by rail and transferred to covered storage before ship loading. The site also handles copper cathode and lead bullion.

The bulk handling operation includes a rail car dumper, conveyors, covered storage, conveyors to ship loading, and cranes with "clam shell" buckets for ship unloading. Ships of 45,000 tonnes capacity can be received at the berths.

Sales and marketing

Concentrates from the Mount Isa and Ernest Henry operations which are not processed in the Mount Isa copper smelter are sold to Glencore International under the terms of a concentrate off-take agreement. Copper cathode from the Townsville refinery is sold to third-parties in both the Australian market as well as the export market. Copper cathode destined for the export market is sold to Glencore under terms of an off-take agreement. See Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Copper Business".

The Alumbrera concentrate is of high quality and consistency with high gold value. Approximately 90% is sold under smelter or trader frame contracts and the remainder is sold into the spot market.

Projects and developments

Las Bambas

In August 2004, the Former Xstrata Group acquired rights to explore and develop the Las Bambas copper-gold-molybdenum project in southern Peru for US$120 million. Exploration is underway, with a workforce of 600 employees and contractors at the site.

In 2005, 56,000 metres of diamond drilling for exploration and resource definition were completed in the Ferrobamba, Chalcobamba and Sulfabamba deposits. First year drilling results indicated three high potential skarn and porphyry resource areas, which could form the base of a major 200-250 ktpa copper, gold and molybdenum operation, with further upside from other satellite deposits. The 2006 drilling programme, comprising an additional 100,000 metres to improve definition of the lateral and depth continuity of these three deposits, and to test two of the satellite deposits, is nearing completion. Another major drilling programme is planned for 2007 to bring the main deposits to "Indicated Mineral Resource" and "Measured Mineral Resource" status.

Roseby

In March 2005, the Former Xstrata Group Copper Business agreed to invest in a listed exploration company, Universal Resources Limited. The investment provides the Former Xstrata Group Copper Business with the right to explore and options to acquire 51% of the Roseby copper deposits in the Mount Isa Inlier in north-west Queensland. The investment in Universal is being used to part-fund an exploration project undertaken by the Former Xstrata Group Copper Business for additional copper sulphide mineralisation within the Roseby tenement area during 2005 and 2006. Known as the Sulphide Extension Exploration Project ("SEEP"), principal exploration targets are expected to be beneath and adjacent to the native copper deposits within the Roseby Feasibility Project. Drilling in the SEEP commenced in the second half of 2005, following delineation of the more prospective areas.

Tampakan

The Enlarged Xstrata Group holds an option to acquire 62.5% of the Tampakan copper-gold deposit in the Philippines. Agreement was reached with the current project owner Indophil Resources on the detailed scope and resourcing required to complete a project pre-feasibility study and progress is well advanced on that study. The mineral resource estimate was updated in the first quarter of 2006 using drilling results for the period to February 2006 and increased metal prices. The new estimate represents a significant increase in resource size and confidence. Using a cut-off grade of 0.3% copper grade, the measured, indicated and inferred resource estimate increased to 1.9 billion tonnes of ore at 0.6% copper and 0.2 grams per tonne of gold.

Former Xstrata Group Zinc Business summary

Introduction

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

The Former Xstrata Group Zinc Business's zinc and lead operations are located in northern Spain, northern Germany, Australia and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter near Bremerhaven in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines in Queensland, Australia; the McArthur River zinc-lead mine in the Northern Territory, Australia; and the Northfleet lead refinery located in UK.

The Former Xstrata Group Zinc Business's main activities are the production of zinc concentrates and zinc and lead metal.

Ore from the Mount Isa underground (which closed at the end of 2005) and Black Star open cut zinc-lead-silver mines and the George Fisher-Hilton mine is concentrated at Mount Isa producing separate zinc and lead concentrates. The zinc concentrate is used by the Former Xstrata Group Zinc Business's zinc smelters and sold to third parties, while the lead concentrate is smelted on site at the Mount Isa lead smelter, and the lead bullion shipped to the Northfleet lead refinery in the UK for processing. The McArthur River mine produces a bulk zinc-lead-silver concentrate, which is sold to third parties.

Reserve and resource base

The table below sets out the Former Xstrata Group Zinc Business's attributable zinc, lead and silver reserves and resource base as at 30 June 2005:

				Ore reserves[1]		Mineral resources		
Mine	% ownership	Mining Method	Commodity	Proved	Probable	Measured Mt	Indicated	Inferred[2]
Mount Isa[3]	100.0							
Isa Lead Mine		UG	Ore	0.4	–	1.0	0.1	–
			%Zinc	5.9%	–	7.3%	4.2%	–
			%Lead	4.7%	–	6.3%	11.0%	–
			Silver g/t	140	–	180	280	–
Black Star Open Cut		OC	Ore	23.9	3.0	23.5	2.9	2
			%Zinc	5.1%	4.2%	5.2%	4.4%	5%
			%Lead	3.0%	2.5%	3.1%	2.7%	4%
			Silver g/t	57	52	60	57	70
Mount Isa Open Pit – Excl. Black Star		OC	Ore	–	–	84.5	67.6	160
			%Zinc	–	–	4.1%	4.0%	4%
			%Lead	–	–	3.5%	3.4%	3%
			Silver g/t	–	–	82	83	59
George Fisher[3]	100.0							
George Fisher South (Hilton) Orebodies		UG	Ore	10.0	8.1	22.0	11.0	8
			%Zinc	7.8%	7.8%	8.9%	8.9%	10%
			%Lead	5.6%	5.5%	6.5%	6.1%	6%
			Silver g/t	130	120	150	130	100
George Fisher North Orebodies		UG	Ore	11.4	9.6	14.0	22.0	50
			%Zinc	8.8%	18.3%	10.0%	9.3%	9%
			%Lead	4.7%	4.0%	5.1%	4.0%	5%
			Silver g/t	92	182	100	78	80
McArthur River	75.0[4]							
Open Cut		OC	Ore	–	52.3	100.0	48.0	–
			%Zinc	–	10.0%	12.0%	9.3%	–
			%Lead	–	4.4%	5.0%	4.6%	–
			Silver g/t	–	45	50	45	–
Woyzbun South Zone		UG	One	–	–	8.3	–	–
			%Zinc	–	–	14.0%	–	–
			%Lead	–	–	5.6%	–	–
			Silver g/t	–	–	58	–	–

Definitions
OC = open cut, UG = underground

The above table sets out the Former Xstrata Group Zinc Business's attributable zinc, lead and silver reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(2) See the section of this document headed "Presentation of Information Ore reserve and mineral resource reporting – basis of preparation – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

(3) On 2 August 2006, the Former Xstrata Group Zinc Business announced that reserves increased at Black Star and George Fisher from 48 million tonnes in 2004 to 66 million tonnes in 2005, with current total reserves of 81 million confirmed, as follows:

(4) Since acquiring from ANT Minerals Pty Ltd the 25% interest it did not already own in December 2005, the Former Xstrata Group has had a 100% interest in the McArthur River mine.

George Fisher	48.8Mt@8.6% zinc, 4.9% lead and 100g/t silver
Black Star	32.3Mt@5.1% zinc, 3.2% lead and 61g/t silver
Total	81.1Mt@7.2%zinc, 4.2% lead and 84g/t silver

Production

For the year ended 31 December 2005, the Former Xstrata Group Zinc Business's total zinc metal production was approximately 649 kt.

The tables below set out the mine, smelter and refinery production of the Former Xstrata Group Zinc Business broken down between the Former Xstrata Group's mines, smelters and refineries for the years ended 31 December 2004 and 31 December 2005:

Zinc, lead and silver production[1]	Commodity	Type of mine[2]	Life of mine (years)[3]	The Enlarged Xstrata Group's attributable interest (%)	Year ended 31 December 2004 Mine production	2004 Attributable production	2005 Mine production	2005 Attributable production
					Tonnes (except as otherwise stated)			
Mount Isa		UG	7-9	100				
(including Hilton	Zinc				191,433	191,433	231,167	231,167
and George	Lead				118,142	118,142	149,922	149,922
Fisher)[1]	Silver (koz)				7,616	7,616	10,633	10,633
McArthur River[1]		UG	24	75[4]				
	Zinc				160,620	120,465	153,664	115,233
	Lead				34,950	26,212	34,483	25,862
	Silver (koz)				1,436	1,077	1,390	1,043
Total Zinc Business[1]	Zinc				352,053	311,898	384,831	346,400
	Lead				153,092	144,354	184,405	175,784
	Silver (koz)				9,052	8,693	12,023	11,676

Zinc, lead and silver production[1]	Year ended 31 December 2004	2005
	Tonnes (except as otherwise stated)	
Mount Isa Lead Smelter[1]		
Lead in Bullion	139,538	159,557
Silver in Bullion	10,581	11,362
Northfleet[1]		
Refined Lead and Lead in Alloys	125,938	161,350
Refined Silver	8,976	11,859
San Juan de Nieva		
Total Zinc	491,720	501,413
Saleable Zinc	472,444	482,053
Nordenham		
Total Zinc	154,446	147,494
Saleable Zinc	145,121	140,974

(1) Production figures in tonnes for lead and zinc and kozs for silver. Production figures refer to contained metal. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

(2) UG = Underground.

(3) Life of mine figures are estimates based on planned and scheduled extraction of reserves.

(4) Since acquiring from ANT Minerals Pty Ltd the 25% interest it did not already own in December 2005, the Former Xstrata Group has had a 100% interest in the McArthur River mine. Attributable production figures for the year ended 31 December 2005 are nevertheless calculated as 75% of total mine production for the whole of 2005.

Financial information

The table below provides selected summary financial information in relation to the Former Xstrata Group Zinc Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006	
Former Xstrata Group Zinc Business	**US$m**	**As a percentage of the Former Xstrata Group (%)[3]**	**US$m**	**As a percentage of the Former Xstrata Group (%)[3]**	**US$m**	**As a percentage of the Former Xstrata Group (%)[3]**
Revenue	1,165.3	18.0	1,448.9	18.0	1,283.9	24.8
EBITDA (before non-trading items)[1],[2]	145.5	7.0	303.1	9.8	433.1	19.1
EBIT (before non-trading items)[1],[2]	79.1	5.3	238.7	9.5	400.2	20.6

(1) Includes minority interests.
(2) IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".
(3) As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

Cost curve

A cost curve provided by Brook Hunt for 2005 ranks the Former Xstrata Group Zinc Business's zinc smelters, on a weighted basis, in the first quartile of worldwide production of zinc metal. Brook Hunt has also ranked the Former Xstrata Group Zinc Business's zinc mines, on a weighted basis, for 2005, and concluded that they are in the third quartile of global zinc mine production. See the section of this document headed "Presentation of Information – Cost curves".

Industry overview

For an overview of the zinc and lead industries in which the Former Xstrata Group Zinc Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Zinc and lead industry overview".

Description of operations

The zinc-lead operations comprise:

Australia

- the Mount Isa underground (which closed at the end of 2005) and Black Star open cut zinc-lead-silver mines and the lead smelter;
- the George Fisher-Hilton zinc-lead-silver mine;
- the McArthur River zinc-lead-silver mine;

Spain

- the Hinojedo roasting plant;
- the San Juan de Nieva electrolytic zinc plant;
- the Arnao manufacturing facility;

Germany

- the Nordenham electrolytic zinc plant; and

United Kingdom

- the Northfleet lead refinery.

Mining operations

Zinc, lead and silver from the Mount Isa orebodies are produced from the Black Star open cut mine (commissioned in early 2005) and from the George Fisher-Hilton zinc-lead-silver mine located approximately 20 kilometres to the north of Mount Isa. The Former Xstrata Group Zinc Business is one of the five largest producers of zinc, ranks among the world's leading producers of lead and, together with the Falconbridge Group, is one of the five largest producers of silver, in each case by volume of production.

Mount Isa lead mines

The Mount Isa zinc-lead-silver mines produced 2.19 Mt of ore in the year ended 31 December 2005. The new Black Star open cut mine was commissioned in early 2005 and its production will replace production from the Mount Isa lead mine (which closed at the end of 2006).

The zinc-lead-silver and copper orebodies at Mount Isa occur adjacent to each other. The zinc-lead-silver orebodies extend from the surface to about one kilometre below the surface. Individual orebodies range in widths up to 35 metres and may persist for hundreds of metres in length.

Crushed ore is conveyed to the heavy medium plant at Mount Isa where a separation is made on the basis of ore density. Around 30-35% of the ore is rejected as gangue, waste material, containing very little valuable mineral. Around 95-97% of the zinc, lead and silver metal is recovered and fed to the zinc-lead concentrator. The pre-concentrated ore is held in bins, which feed the concentrator. Zinc concentrates are transported by rail to Townsville for distribution to third party smelters located in Townsville and around the globe to Former Xstrata Group Zinc Business zinc smelters and third parties. Lead concentrate is converted into lead bullion at the Mount Isa lead smelter, then transported to Northfleet for refining. The ore is processed in the Mount Isa concentrator.

George Fisher-Hilton mine

The Hilton mine commenced production in 1990. The George Fisher operation, situated 2 kilometres north of the original Hilton mine, commenced production in 2000. George Fisher is on the same zinc-lead bearing structures as those found at Mount Isa and Hilton, but mining at George Fisher is complicated by cross faulting and softer ground. Hilton and George Fisher ores are trucked to the Mount Isa lead concentrator for processing. The George Fisher-Hilton mine produced 2.58 Mt of ore in the year ended 31 December 2005.

McArthur River mine

The McArthur River zinc-lead-silver mine lies approximately 900 kilometres south-east of Darwin, in the north-eastern part of the Northern Territory. It is one of the world's largest zinc deposits. Until December 2005 it was operated as a joint venture between the Former Xstrata Group (75%) and ANT Minerals Pty Ltd (25%), a consortium of Japanese companies. Since that time, it has been 100% owned by the Former Xstrata Group.

The mine was operated as a fully mechanised underground operation and underground mining operations were scaled down significantly at the beginning of October 2005 as open pit mining commenced at the test pit. Underground production ceased in the last quarter of 2005. In August 2005, Xstrata announced its intention to convert the mine from an underground to an open pit operation to enable production to continue, as underground mining is no longer viable. After 10 years of operation, the most accessible underground ore has been extracted and the underground mining operations, which comprise over 100 kilometres of underground tunnels, have become uneconomical. The development of an open-cut operation is the only way to access the significant ore reserves and secure the future of the operation. Such development requires Northern Territory government approval. For further information on the approval process, see below under the heading "Projects and developments".

Production from the mine increased by 20% in 2005 compared to 2004, although the head grade declined from 12.7% zinc in 2004 to 11.9% zinc in 2005, due to the depletion of the number 2 orebody, the mining of bulk stopes and open pit tonnes with lower head grades during the last quarter. As a result, in 2005 zinc in bulk concentrate production decreased by 4% compared to 2004, to 153,644 tonnes.

The concentrator processes ore from the underground mine and utilises conventional crushing, SAG-ball grinding, ultra-fine grinding with IsaMills, and four-stage flotation techniques to produce a bulk zinc-lead concentrate. The McArthur River Mine produced 1.68 Mt of treated ore (1.26 Mt attributable tonnes to the Former Xstrata Group at 75% on a full-year

basis, ignoring the Former Xstrata Group's acquisition of ANT Minerals Pty Ltd's 25% interest in December 2005) in the year ended 31 December 2005.

Smelting and refining operations

The Hinojedo Roasting Plant

The Hinojedo roasting plant is located in the Spanish region of Cantabria, near the Port of Santander. The major plant facilities at Hinojedo are a flash roaster and a liquid sulphur dioxide plant. Following cessation of mining activity at the Former Xstrata Group's former Reocín mine in Cantabria, which closed in 2003, concentrates purchased from third parties are being treated at the Hinojedo facility to produce calcine which is then transported to the San Juan de Nieva electrolytic zinc plant.

The San Juan de Nieva electrolytic zinc plant

The San Juan de Nieva electrolytic zinc plant is located in the Asturias region of Spain near the port of Avilés and is one of the leading plants of its kind in the world in terms of production capacity, costs and efficiencies. Following the completion of a further 7,000 tonne expansion in December 2004, the total production capacity of the plant is now 500 ktpa. The Company estimates that the plant accounts for approximately 5% of world production.

The plant comprises five major operating areas: concentrate receiving and storage; roasting and sulphuric acid plant; leaching and purification, electrowinning; and casting. The plant utilises conventional technologies for the production of zinc ingots: zinc alloys, zinc for plating and zinc dust and by-products of sulphuric acid, mercury and germanium oxide.

An oleum plant, with an annual capacity of 52 kt, which was commissioned at San Juan in 2003, provides a cost efficient solution to the disposal of sulphuric acid.

The Arnao manufacturing facility

The Arnao manufacturing facility is located approximately four kilometres from the San Juan de Nieva electrolytic zinc plant and produces zinc oxide, zinc dust and rolled lead-silver anodes.

The Nordenham electrolytic zinc plant

The Nordenham smelter is located in Germany at Nordenham on the Weser estuary, opposite Bremerhaven in Northern Germany. The plant was commissioned in 1972. Since then the plant has been expanded and modernised to the current capacity of 145 ktpa of zinc metal.

The plant comprises five major operating areas: concentrate receiving and storage; roasting and sulphuric acid plant; leaching and purification; electrowinning, and melting and casting. The Nordenham smelter produces zinc ingots, zinc alloys, sulphuric acid, cadmium metal, copper cement and lead-silver concentrate. The iron residue, jarosite, is ponded approximately 10 kilometres from the smelter.

Mount Isa lead smelter

The Mount Isa lead smelter treats lead concentrates from the Mount Isa, Black Star and George Fisher-Hilton mines as well as the BHP Billiton-owned Cannington mine, located approximately 150 km from Mount Isa.

The annual production capacity of the smelter is 170 kt of crude lead bullion. In the year ended 31 December 2005 it produced 160 kt.

The crude lead is transported to the Townsville port, where it is shipped to Northfleet for refining.

Northfleet lead refinery

The Northfleet lead refinery has a lead refining capacity of 180 ktpa and in the year ended 31 December 2005 it produced 161 kt.

The facility is located approximately 60 kilometres outside London and has a refining line for processing Mount Isa's crude lead bullion. A second refining line and a recycling facility were closed during 2003.

Projects and developments

Construction of a new zinc concentrates filter plant at Mount Isa was started at the end of July 2006 and is currently being commissioned. The filter plant allows increased zinc concentrate production and reduces the moisture of the concentrates and, therefore, transport costs.

A zinc-lead concentrator revamp project at Mount Isa was approved during the first half of 2006. This project involves upgrading the concentrator capacity to 6.5 Mtpa throughput with the installation of a new reliable milling and flotation circuit by the first half of 2008 at a capital cost of US$120 million. Further developments have identified that a short-term expansion is possible using second-hand equipment that will deliver an improvement in plant capacity. The expected increase in ore throughput is an incremental 1.5 Mtpa with the equipment secured at a cost of less than US$5 million.

The Black Star open pit at Mount Isa was commissioned in early 2005. The mine is expected to produce an average of 2.3 Mtpa during its 11-year life of mine. Potential exists to expand both production and the life of mine with expansion studies currently in progress.

In August 2005, Xstrata announced its intention to convert the McArthur River mine from an underground to an open cut operation to enable production to continue at the mine. Underground production ceased in the last quarter of 2005. Without such conversion, the mine would face the prospect of closure. For further information on the McArthur River mine, see above under the heading "McArthur River mine". The change of mining method requires government approval. In August 2005 a draft Environmental Impact Statement ("EIS") was lodged with the Northern Territory Government for the open cut conversion. In December 2005, an EIS Supplement was submitted responding to around 150 matters raised though a public review process. At the conclusion of the EIS process on 23 February 2006, the Northern Territory Minister for Environment and Heritage recommended against the mine proposal. This recommendation was passed to the Minister for Mines and Energy, who on 20 March 2006, referred the matter back to the Environmental Protection Agency for further assessment on nine issues. On 4 July 2006, a Public Environmental Report was lodged in the next stage of the Northern Territory Government's assessment of the proposed conversion. On 28 August 2006 the Northern Territory Environment Minister announced a conditional recommendation in favour of the open pit development subject to the final decision of the Northern Territory Minister of Mines and Energy as well as Commonwealth approval. Both decisions are still pending. McArthur River Mine Pty Limited is currently assessing and negotiating the conditions contained in the recommendation. The switch of mining methods entails an investment initially estimated at A$66 million (approximately US$49.4 million) which, provided the necessary regulatory approval is obtained, is expected to be made over the next two years and funded from the Enlarged Xstrata Group's free cash flow. The regulatory approval may be subject to stringent compliance requirements which, added to further delays in the approval process, will result in increased project capital and operating cost.

Meanwhile, a mine management plan approved by the Northern Territory Government's Department of Business, Industry and Resource Development includes approval for a test pit on site to contribute ore for sampling and for processing. A further extension of the test pit was approved by the Northern Territory Government, which will allow production to continue until the first quarter of 2007 while final permits for the open pit are obtained.

The McArthur River ore body remains one of the largest known deposits of zinc and lead in the world. A change to an open pit mine would extend the life of mine by at least 25 years and allow the Enlarged Xstrata Group to retain the option to develop McArthur River as a source of zinc feed for a potential future zinc refinery using the Enlarged Xstrata Group's Albion process technology.

A US$14 million new facility is being built at San Juan de Nieva to produce silver concentrates from the leach residue. This facility, which is now operative, was successfully commissioned in July and allows San Juan to treat high silver concentrates.

The Northfleet lead refinery in the UK continues efforts to reduce lead production cycle times through improved process control and standardisation of the operation. Cycle times decreased by 45% between 2004 and 2005.

Sales and marketing

Zinc metal sales represent more than 60% of the Former Xstrata Group Zinc Business's turnover, while zinc concentrate sales represent approximately 16% and refined lead and silver approximately 18%. The remainder of sales are derived from the sales of by-products such as germanium, cadmium, sulphuric acid and sulphur dioxide.

Practically all the zinc metal produced by the Former Xstrata Group Zinc Business is sold in EU countries. Sales are largely in the form of SHG ingots (approximately 48%) with the remainder being sold in the form of zinc alloys. European markets by order of importance are Spain, Germany, Portugal, Austria, France and the UK. In the European markets, the Former Xstrata Group Zinc Business's smelters principally supply the galvanising sector. Glencore was the Former Xstrata Group Zinc Business's largest customer in 2005, accounting for approximately 38% of total zinc metal sales.

Zinc concentrates are sold mainly to Japan, Korea, China, Australia and Europe. Glencore was the Former Xstrata Group Zinc Business's largest customer in 2005, accounting for approximately 53% of total zinc concentrate sales. Sales into Europe, including Spain and Germany, command a premium over LME prices. Premiums have increased to substantial levels since 2000 as a result of Atlantic/Pacific freight costs and reduced imports of metal especially from the Pacific Rim, due to increasing Asian consumption, in particular in China. In 2005, approximately 75% of the Former Xstrata Group Zinc Business's zinc metal sales were made under term contracts while approximately 25% of the Former Xstrata Group Zinc Business's sales were on a spot basis.

Concentrate suppliers

Following the expansion of the San Juan de Nieva plant's design production capacity, and the acquisition of Nordenham smelter, approximately 1.3 Mtpa of zinc concentrate is required as feedstock to the electrolytic zinc plants for them to operate at current capacity.

San Juan de Nieva and Nordenham typically purchase zinc concentrates from more than ten third party sources, of which five accounted for approximately 65% of their total concentrate requirements in 2005. San Juan de Nieva and Nordenham have contracted for about 100% of their total zinc concentrate requirements for 2006. Approximately 300,000 tonnes of zinc in concentrate are expected to be sourced from Mount Isa.

In 2005, Glencore supplied approximately 50% of zinc concentrates sourced by the Former Xstrata Group Zinc Business from third parties and is the principal supplier of the Former Xstrata Group Zinc Business in addition to being its largest customer. These purchases and sales were all made under contracts on arm's length terms. In addition, in 2005, Teck Cominco's Red Dog mine in Alaska accounted for approximately 22% of the Former Xstrata Group Zinc Business's total zinc concentrate requirements.

Alloys Business summary

The Former Xstrata Group produces chrome and vanadium alloys for a widely spread customer base in the steel industry.

Chrome operations

Introduction

The Enlarged Xstrata Group is the world's largest producer of ferrochrome in terms of both attributable production and attributable sales, with current capacity attributable to the Chrome Business of approximately 1.29 Mtpa, representing approximately 20% of global capacity. The Enlarged Xstrata Group's chrome assets are situated in South Africa.

The Enlarged Xstrata Group's assets consist of five operating chromite mines and 18 ferrochrome furnaces, all of which are managed through a combined Pooling and Sharing Venture (the "PSV") with Merafe Resources Limited ("Merafe"). Two of the ferrochrome furnaces were until 16 November 2005 owned in a 50/50 production joint venture, known as the Gemini Joint Venture, with Samancor Limited ("Samancor"), a major South African ferrochrome producer. Merafe has concluded a transaction with Samancor which resulted in Merafe replacing Samancor in the Gemini Joint Venture and all associated mining activities with effect from 16 November 2005. The assets and business of the Gemini Joint Venture and certain strategic chrome reserves which were also acquired as part of the transaction have been incorporated within the PSV. The assets are now managed along with all of the other PSV assets and fall under the control and management of the Joint Board of the PSV. The assets under the control of the PSV include resources associated with the Kroondal and Marikana mining areas situated close to the Wonderkop ferrochrome operations and adjacent to the Waterval East and Waterval West mines.

The Enlarged Xstrata Group's attributable interest in the PSV is staggered over time, with its current participation being 79.5% as from 1 July 2006. Immediately following the formation of the PSV on 1 July 2004, Merafe's participation was 11%. Under the terms of the pooling arrangements, Merafe's interest increased to 14% on 1 July 2005, to 17% on 16 November 2005 following the contribution of its share of the Gemini Joint Venture assets, and is scheduled to increase to

20.5% from 1 July 2006. Merafe has the option to extend its participation interest in the PSV to 26% through disproportionate funding on future expansion projects.

Capacity attributable to the PSV is approximately 1.6 Mtpa of ferrochrome, which increased to approximately 1.96 Mtpa with the commissioning of Project Lion. In addition to operational synergies, the PSV facilitates the Enlarged Xstrata Group's compliance with the Black Economic Empowerment provisions of the MPRDA in relation to the ferrochrome business.

Reserve and resource base

The table below sets out the Chrome Business's attributable chrome reserve and resource base as at 30 June 2005.

				Ore Reserves				Mineral Resources		
				Run-of-Mine		Saleable				
Operating Mines	% attributable	Mining Method	Commodity	Proved (Mt)	Probable (Mt)	Proved (Mt)	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Waterval West Mine	79.5	UG	Ore	7.9	1.1	0.0	1.7	1.38	1.0	1.2
			Cr_2O_3	24.9%	33.6%	41.9%	41.9%	41.0%	41.0%	41.0%
Kroondal Mine	79.5	UG/OC	Ore	3.8	4.8	1.8	2.7	9.8	4.5	–
			Cr_2O_3	29.8%	28.8%	41.9%	41.9%	42.5%	42.5%	–
Kroondal Gemini (Kroondal extension)	50.0	UG/OC	Ore	6.2	7.9	0.5	–	9.4	8.5	–
			Cr_2O_3	32.3%	28.8%	41.9%	–	42.5%	42.5%	–
Marikana East (Kroondal extension)	74.0	UG	Ore	–	–	–	–	5.4	3.1	–
			Cr_2O_3	–	–	–	–	40.0%,	40.0%	–
Thorncliffe Mine	79.5	UG/OC	Ore	22.3	10.3	18.2	6.7	32.7	14.7	26.6
			Cr_2O_3	39.9%	39.4%	42.0%	42.0%	40.3%	40.4%	40.1%
Helena Mine	79.5	UG/OC	Ore	2.7	0.1	2.1	0.1	4.6	14.4	67.1
			Cr_2O_3	36.5%	35.5%	42.0%	42.0%	40.4%	40.0%	36.7%
Horizon/Chromeden Mine	79.5	UG/OC	Ore	–	–	–	–	–	15.2	9.6
			Cr_2O_3	–	–	–	–	–	42.4%	42.0%
Sub total				43.0	16.3	22. 6	11.1	75.6	61.3	104.5
Projects/Non-operating Mines										
Wonderkop	79.5	UG	Ore	–	–	–	–	–	6.5	–
			Cr_2O_3	–	–	–	–	–	40.1%	–
Townlands Extension 9	79.5	UG	Ore	–	13.7	–	8.0	–	15.0	–
			Cr_2O_3	–	33.0%	–	41.9%	–	41.7%	–
De Grooteboom	79.5	UG/OC	Ore	0.2	1.3	0.1	1.1	0.2	1.3	–
			Cr_2O_3	39.5%	39.5%	42.0%	42.0%	41.5%	41.5%	–
Boshoek	79.5	OC	Ore	–	–	–	–	1.2	21.8	0.5
			Cr_2O_3	–	–	–	–	39.0%	39.9%	38.0%
Klipfontein/Waterval Reserve	79.5	UG	Ore	–	–	–	–	–	–	134.6
			Cr_2O_3	–	–	–	–	–	–	41.9%
Marikana West	74.0	UG	Ore	–	–	–	–	0.8	1.8	2.9
			Cr_2O_3	–	–	–	–	41.0%	41.0%	41.0%
Sub total				0.2	1.3	0.1	1.1	2.2	46.3	138.0
Alloys total				43.2	17.6	22.8	12.2	77.8	107.6	242.5

The above table sets out the Chrome Business's attributable chrome reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(2) See the section of this document headed "Presentation of Information – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

The table below sets out the Chrome Business's attributable platinum reserve and resource base as at 30 June 2005.

			Ore reserves[1]		Mineral resources			
	% attributable	Mining Method	Proved Commodity	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred[2] (Mt)	(Mt)
PGM								
Mototolo JV[3]	37.0	UG[a]	UG2 Ore	–	–	37.3	12.1	–
			3PGE + Au g/t	–	–	3.96g/t	3.88 g/t	–
	100.0	OC[b]	UG2 Ore	–	–	–	3.5	–
			3PGE + Au g/t	–	–	–	3.87 g/t	–
Total				–	–	37.3	15.6	–

The above table sets out the Chrome Business's attributable platinum reserve and resource base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve and resource amounts.

(2) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

(3) The Enlarged Xstrata Group's interest in the Mototolo Joint Venture, following the transaction with Kagiso, has decreased from 50% to 37%, effective retrospectively from the inception of the Mototolo Joint Venture.

Production

The table below sets out the total mine and attributable ferrochrome production of the Chrome Business for the years ended 31 December 2004 and 31 December 2005:

	Year ended 31 December			
	2004		2005	
Ferrochrome production[1]	Mine production	Attributable Production	Mine production	Attributable Production
		tonnes		
South Africa	1,299,463	1,225,408	1,287,836	1,121,685

(1) See the section of this document entitled "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

Financial information

The table below provides selected summary financial information in relation to the Chrome Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report)

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006	
Chrome Business	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]	US$m	As a percentage of the Former Xstrata Group (%)[3]
Revenue[1]	819.3	12.7	797.5	9.9	331.4	6.4
EBITDA (before non-trading items)[1],[2]	168.9	8.2	168.8	5.4	36.3	1.6
EBIT (before non-trading items)[1],[2]	148.9	9.9	141.5	5.6	23.9	1.2

(1) Includes minority interests.

(2) IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".

(3) As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

Cost curve

Cost curves produced by CRU for 2005 rank the Chrome Business's operations, on a weighted average basis, in the second quartile of worldwide production of high carbon ferrochrome. See the section of this document headed "Presentation of Information – Cost curves".

Industry overview

For an overview of the industry in which the Chrome Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Chrome industry overview".

For an overview of the industry in which the Vanadium Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Vanadium industry overview".

Description of chrome operations

The Enlarged Xstrata Group controls and operates through the PSV with Merafe a combined capacity of approximately 1.6 Mtpa of ferrochrome. The Chrome Business is currently the world's largest (in terms of both attributable production and attributable sales) and among the lowest-cost producers of ferrochrome. Xstrata believes it is well placed to maintain and continue to grow its ability to offer a wide range of products and to produce large volumes at low cost. The Chrome Business will pursue continued growth in its chrome operations whilst at the same time seeking to maintain its position as one of the lowest-cost producers of ferrochrome in the world.

Following the acquisition of a controlling interest in the African Carbon Group, which enhanced the Chrome Business's focus on key primary raw materials in the ferrochrome production process, and the Former Xstrata Group's entry into a platinum joint venture with Rustenburg Platinum Mines Limited ("RPM") and Kagiso Trust Investments (Proprietary) Limited ("Kagiso"), the Enlarged Xstrata Group intends to continue to evaluate appropriate potential acquisition opportunities and the possibilities for diversifying the Chrome Business's operations' ferrochrome product range.

All of the Chrome Business's operating chrome mines are shallow underground mines accessed by decline shafts. Mining is carried out using a mechanised board and pillar method and is currently conducted at depths ranging from 50 to 300 metres below the surface. All development is on reef, thereby reducing waste dilution. In addition to sourcing ore from its own mines, the chrome operations purchase and process chrome-rich tailings from nearby platinum producers where chrome-rich fines (usually referred to as UG2) are generated as a by-product. The Chrome Business sells approximately 6% of its chrome ore as foundry grade chromite and converts the rest into ferrochrome. The Chrome Business's metallurgical plants are all situated close to the Chrome Business's chrome mines, thereby reducing rail and road transport costs.

Production is derived from 18 furnaces at four metallurgical facilities. The eight most recently constructed furnaces were designed, constructed and commissioned by the Chrome Business which has helped to reduce capital costs. By designing and constructing its own furnaces the Chrome Business has been able to further increase the efficiency and reliability of its furnaces, with annual furnace operating availability figures in excess of 98.0% being maintained for these eight furnaces. Thirteen of the Chrome Business's furnaces have a semi-closed configuration and large off-gas handling facilities which allow these furnaces to utilise lower quality ore and reductants. Over the 17 years to the end of 2005, the Chrome Business increased its annual attributable production of ferrochrome from approximately 120 kt to a peak in the year ended 31 December 2004 of 1.2 Mt and 1.1 Mt in the year ended 31 December 2005. 14 of the Chrome Business's 18 ferrochrome producing furnaces are currently operational, with the remaining four currently out of operation due to prevailing market conditions.

The Mitsui alliance inherited from the purchase of CMI in 1998 attributes 30 ktpa alloy from the Lydenburg furnaces to Mitsui & Co. Ltd.

The Chrome Business's agglomeration technology makes chrome-bearing tailings from platinum mines a competitive source of chrome units in the ferrochrome production process when compared to traditional ore feed costs. Approximately 35% of the current ore feed balance of the furnaces is sourced from chrome-bearing tailings from platinum mines under long-term and "life-of-mine" off-take agreements. The remainder is currently sourced from the chrome operations' chromite mines, however, this ore feed balance can be varied. This flexibility gives the chrome operations the ability, where it is cost-effective to do so, to change the proportions of chrome ore sourced from the chrome operations' chromite mines and chrome bearing tailings sourced from platinum mines.

In 2005, the Chrome Business's attributable sales of ferrochrome were approximately 1.2 Mt, of which approximately 47% were sold into Europe, approximately 15% into North America, approximately 9% into Japan, and approximately 21% into other Asian countries with approximately 8% sold locally in South Africa.

Completion in November 2005 of development of the infrastructure at the Kroondal mine increased the mine's production capacity from 70 kt per month to 160 kt per month.

In 2005, higher underground production volumes from the Kroondal mine, especially after the acquisition of the Marikana reserves in July 2005, enabled the lower quality open cast operations at Kroondal and Boshoek to be scaled down by 200,000 tonnes of run-of-mine production.

Operations at the Horizon mine were temporarily suspended from 1 July 2005 to December 2005 to refurbish the mine, with the objective of improving yields and production costs from January 2006. The mine re-started operations in January 2006.

The Thorncliffe mining complex is currently being expanded with the development of the Helena mine to supply ore to the new Project Lion ferrochrome smelter.

The marketing of the Former Xstrata Group's ferrochrome production (other than certain tonnage sold into Asia) is supported by Glencore under marketing agency and distribution agreements. For further information see Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Alloys Business – Chrome operations".

Projects

Project Lion

Project Lion is a new ferrochrome facility in the Mpumalanga Province in South Africa, close to the Chrome Business's chrome reserves at the Thorncliffe mining complex. The project is being carried out under the PSV with Merafe. It is divided into three phases comprising six furnaces, with phase one comprising two furnaces. The project has encountered some external difficulties, in particular the quality of the kiln riding rings and roller support castings, difficult ground conditions and unusually high rainfall during the construction phase. Despite these challenges, the project officially started production in September 2006. Completed at a cost of ZAR1.67 billion (approximately US$215.9 million), the smelter and mine have a design capacity of 360 ktpa, increasing the PSV's total annual capacity by over 22% to 1.96 Mtpa and reducing the average unit operating costs of the business. The Project Lion smelter enhances the Chrome Business's ability to compete through its low production cost, access and proximity to transport infrastructure and ability to produce a very low silicon product as a superior chemical specification. Metal produced from the furnaces can either be cast into ingots or granulated depending on customer requirements.

The smelter uses the Enlarged Xstrata Group's patented "Premus" technology involving the pre-reduction of chromite ore with anthracite fines. The use of this technology is expected to ensure that the Project Lion smelter will be in the first quartile in terms of costs due to the low energy consumption and higher chrome recoveries. Energy consumption is approximately 40% lower than that of the conventional process ensuring that the production costs are much less sensitive to electricity pricing. Ore will be obtained from the Enlarged Xstrata Group's Helena mine which is currently being developed and is in close proximity to the Project Lion smelter, ensuring cost efficiency in terms of ore transport costs. The Helena mine development also remains within the project timing schedule and budget, with chrome ore already being brought to surface. The smelting process also has the capacity to use low-cost UG2 ore that will be sourced from the neighbouring platinum mines and uses low quantities of high cost metallurgical coke.

Mototolo

The Former Xstrata Group and Rustenburg Platinum Mines Limited ("RPM"), a subsidiary of Anglo Platinum Limited, entered into an unincorporated joint venture in July 2005 called the "Mototolo joint venture". In February 2006, Xstrata announced its agreement to form a black economic empowerment partnership with Kagiso Trust Investments (Proprietary) Limited ("Kagiso") in respect of the Former Xstrata Group's 50% interest in the Mototolo Joint Venture. As of 11 May 2006, Kagiso, through a special purpose vehicle, Kagiso Platinum Venture (Pty) Limited ("KPV"), acquired 26% of the Former Xstrata Group's 50% interest in the joint venture, resulting in KPV owning a fully participative 13% interest in the earnings from the Mototolo Joint Venture, in return for funding its proportionate share of the total capital expenditure required for

the project. The Enlarged Xstrata Group retains an effective 37% interest. KPV's participation is effective retrospectively from the inception of the Mototolo Joint Venture.

The purpose of the joint venture is to produce platinum group metals through the development and exploitation of a platinum group metals mine and concentrator.

The Enlarged Xstrata Group is responsible for developing and running the mine and RPM is responsible for construction and running of the concentrator plant. The Enlarged Xstrata Group and RPM will each contribute a similar amount of in-situ platinum group metal reserves and resources from the Chrome Business's Thorncliffe farm (adjacent to its Thorncliffe Chrome mine) and RPM's Richmond farm, part of its Der Brochen project area, to the venture. The total capital expenditure until commissioning is estimated at ZAR1,350 million (approximately US$174.5 million), of which the Enlarged Xstrata Group's share is 37%.

Construction of the mine and concentrator began in August 2005 with the initial production of platinum group metals ounces anticipated in the last quarter of 2006 and full production by the end of 2007. The project benefits from a life of mine of approximately 19 years at a planned milling rate of 200,000 tonnes per month and head grade of 3.74 platinum group metal grammes per tonne and it is expected to produce 132,000 ounces of platinum per annum and 82,000 ounces of palladium per annum.

The platinum industry is an attractive industry and is seen to have synergies with the Alloys Business. The Enlarged Xstrata Group has used the Mototolo project as a small entry point into the platinum industry, capitalising on the experience of partner and industry leader Anglo Platinum. The Enlarged Xstrata Group's experience and expertise in mechanised room and pillar mining will be leveraged as the Enlarged Xstrata Group will be responsible for the development and operation of the underground mine. In addition to ensuring the economic exploitation of the Enlarged Xstrata Group's Thorncliffe platinum group metals reserve, the Mototolo Joint Venture also produces a long-term supply for the Chrome Business of UG2 chrome ore that will be used at the nearby Project Lion smelter to produce ferrochrome.

Bokamoso

On 28 November 2005, Xstrata announced the planned construction by its chrome venture with Merafe of a chrome ore agglomeration facility at the Wonderkop site, named Project Bokamoso.

The agglomeration facility will be based on the Outokumpu technology currently employed at the Chrome Business's Boshoek operation. The anticipated total project cost of US$125 million comprises the construction of the agglomeration facility and related infrastructure development. The project consists of the erection and commissioning of a pelletising and sintering plant with a combined production capacity of approximately 1.2 Mtpa.

The additional agglomeration capacity is intended to restore the ore balance between the mines and smelters in the Chrome Business's Western operations, reduce operating costs for the smelting operations and enhance mining and operational efficiencies. The project is also intended to improve environmental performance and operational flexibility. Construction commenced in the second quarter of 2006, with the plant commissioning expected to start towards the end of the second quarter of 2007. The plant is scheduled to reach full capacity in the first half of 2008.

Mineral right applications and conversions

Xstrata Alloys, the Alloys division of Xstrata South Africa (Pty) Ltd, has to date submitted one old order prospecting right conversion application and four applications for new order prospecting rights under the MPRDA. The old order prospecting right conversion application and all four new order prospecting right applications have been accepted by the Department of Minerals and Energy (the "DME") with the DME having recently indicated that three of the applications for new order prospecting rights have been granted by the Minister. Xstrata Alloys is currently awaiting a date from the DME in respect of the Notarial Execution of such rights, and a final decision is awaited in respect of the balance of the applications which are currently in an advanced stage of processing.

With regard to new order mining right applications, five out of six planned applications have been submitted to the DME to date, all of which have been accepted by the DME and are currently being processed. In addition, ten out of twelve planned applications have been submitted to the DME in respect of converting existing old order mining rights. Once applications are accepted by the DME, an administrative process follows whilst the DME considers the applications. The minister must grant the rights if the Former Xstrata Group has complied in full with all the application requirements.

With regard to the requirement that 15% of the industry be owned by HDSAs by 2009 and 26% of the industry be owned by HDSAs by 2014, Merafe is Xstrata Alloys' black empowerment partner in the business with a current share of 20.5%

which is expected to increase to the required 26% well within the stipulated regulatory timeframe. Similarly, Xstrata Alloys has entered into a partnership agreement with Kagiso to give effect to the black economic empowerment obligations on the Mototolo Joint Venture. All the charter requirements of the MPRDA such as employment equity and procurement requirements are fully on track and Xstrata expects full compliance to be achieved well in advance of the May 2009 deadline. The other requirements of the MPRDA, such as the social and labour plans and human resources development plans that were submitted with applications, were accepted by the DME and no problems are envisaged with the remaining applications. See the sections of this document headed "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – Australian native title and South African land claims" and "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – South African MPRDA and Empowerment Charter".

Vanadium operations

Introduction

The Enlarged Xstrata Group's vanadium operations consist of its Rhovan plant situated in the North West Province, South Africa. Rhovan, an integrated mining and vanadium processing plant, produces and converts vanadium pentoxide (V_2O_5) into ferrovanadium (FeV). In 2003, the production process of the chemical plant was adapted to enable it to produce vanadium oxide (V_2O_3) and a new electric furnace was commissioned, which allows for ferrovanadium to be produced by an alternative process consuming less expensive aluminium. The Vanadium Business's ferrovanadium conversion facility in Swaziland is currently non-operational.

Capacity for the Vanadium Business's operations is approximately 22 million pounds of vanadium pentoxide equivalent per annum, which Xstrata believes represents approximately 10% of estimated global production.

Reserve and resource base

The table below outlines the Vanadium Business's vanadium reserve and resource base as at 30 June 2005

				Ore Reserves[1]		Mineral Resources		
	% attributable	Mining Method	Commodity	Proved	Probable	Measured	Indicated	Inferred[2]
				Mt (except as otherwise indicated)				
Vanadium								
Rhovan	100	OC	Ore	44.0	6.0	77.5	–	139.8
			V_2O_5	0.5%	0.7%	0.5%	–	0.5%

The above table sets out the Vanadium Business's attributable vanadium reserve base, based on the total mine basis figures in the Former Xstrata Group Ore Reserves and Mineral Resources Report. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve estimates.

(1) Reserves are a subset of resources and are included in the resource estimate. See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(2) See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

Production

The table below provides information on the Vanadium Business's vanadium pentoxide production for the years ended 31 December 2004 and 31 December 2005:

Vanadium[1]	Year ended 31 December	
	2004	2005
	(in lbs in V_2O_5 equivalent)	
South Africa	21,067,000	20,166,000

(1) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

Financial information

The table below provides selected summary financial information in relation to the Vanadium Business for the year ended 31 December 2004 and for the year ended 31 December 2005 (which has, in each case, been extracted without material amendment from the Xstrata Annual Reports and Accounts) and for the six months ended 30 June 2006 (which has been extracted without material amendment from the 2006 Xstrata Interim Report):

	Unaudited IFRS Year ended 31 December 2004		Audited IFRS Year ended 31 December 2005		Unaudited IFRS Six months ended 30 June 2006	
		As a percentage of the Former Xstrata Group		As a percentage of the Former Xstrata Group		As a percentage of the Former Xstrata Group
Vanadium Business	**US$m**	**(%)[3]**	**US$m**	**(%)[3]**	**US$m**	**(%)[3]**
Revenue	133.7	2.1	318.0	4.0	100.6	1.9
EBITDA (before non-trading items)[1],[2]	34.1	1.7	181.1	5.8	62.4	2.8
EBIT (before non-trading items)[1],[2]	22.3	1.5	175.6	7.0	59.3	3.0

[1] Includes minority interests. The Enlarged Xstrata Group's interest in the Mototolo Joint Venture, following the transaction with Kagiso, has decreased from 50% to 37%, effective retrospectively from the inception of the Mototolo Joint Venture.

[2] IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see the section of this document headed "Presentation of Information – Presentation of financial information".

[3] As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

Description of vanadium operations

The Vanadium Business's operations comprise the mining of vanadium ore, the production of vanadium pentoxide and the conversion of vanadium pentoxide to ferrovanadium.

Xstrata believes that in 2005, the Vanadium Business achieved a world market share of approximately 10% with approximately 21.5 million pounds of vanadium pentoxide production, the vast majority of which was converted into ferrovanadium. In 2005, the Vanadium Business produced approximately 20 million pounds (expressed as V_2O_5 equivalent) of ferrovanadium.

The Vanadium Business's operations are carried on at its Rhovan plant situated in the North West Province, South Africa. Previously, the Former Xstrata Group had an additional vanadium operation at Vantech in South Africa as well as interests in the Windimurra vanadium project in Australia. The Vantech operation closed in 2004 due to its ore body being mined out. The oversupply of vanadium pentoxide in 2000 and 2001 and the consequent depression in vanadium pentoxide prices, contributed largely towards the closure of the Windimurra operation on 10 February 2003, following steps to reduce costs and production that proved insufficient to ensure the sustainable financial viability of this asset. Since then settlement has been reached with Precious Metals Australia to take over all responsibilities, obligations and costs related to the rehabilitation of the Windimurra project. Rehabilitation of the Vantech site is also progressing well, with full closure expected to take approximately four to five years in order to allow for groundwater remediation.

The Vanadium Business's Rhovan operation is an integrated vanadium producer. The processing plant at Rhovan is located adjacent to the mine, resulting in low ore handling costs. Titaniferous magnetite ore is mined using open cast methods in an open pit at Rhovan by means of the drill, blast, and haul technique. The ore is fed into an in-pit crusher where it is crushed and then transported by overland conveyor to the beneficiation plant. At current production levels the Vanadium Business's reserve and resource base in South Africa should support the operations for at least another 30 years.

All of the vanadium pentoxide and ferrovanadium produced by the Vanadium Business is marketed or distributed by Glencore under marketing, agency and distribution agreements. For further information, see Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Alloys Business – Vanadium operations".

In 2005, approximately 84% of the Vanadium Business's sales were represented by sales of ferrovanadium and approximately 16% were represented by sales of vanadium pentoxide.

In 2005, approximately 35% of the Vanadium Business's sales of ferrovanadium were into Europe and approximately 10%, 21%, 20% and 10% were into Asia, North America (USA, Canada and Mexico), South America and Japan, respectively.

The Enlarged Xstrata Group will continue to assess the feasibility of a number of potential projects aimed at enhancing the cost effectiveness of the Vanadium Business to ensure that they are well positioned if and when market conditions deteriorate. In addition, the Enlarged Xstrata Group will continue to evaluate both the feasibility of producing vanadium from sources other than vanadium bearing ores and the potential for diversifying the vanadium operations product range.

Mineral right applications and conversions

In the 18-month period leading up to the promulgation of the MPRDA on 1 May 2004, the Department of Minerals and Energy (the "DME") did not formally issue the Former Xstrata Group with a mining authorisation for the ongoing Rhovan vanadium operations. The result of this was that the Former Xstrata Group was required to make application for a new order mining right (as opposed to a conversion to such a new order mining right) for the Rhovan operations. Such an application was duly submitted. The DME has acknowledged the situation and the Enlarged Xstrata Group is working with the DME in order to ensure all outstanding issues are satisfied and that the application can be approved expeditiously.

The Enlarged Xstrata Group is in discussions with a potential black economic empowerment partner with a view to its becoming the Former Xstrata Group's partner in the Rhovan operations. See the sections of this document headed "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – Australian native title and South African land claims" and "Risk Factors – Industry risks relating to the Enlarged Xstrata Group – South African MPRDA and Empowerment Charter".

Reductant operations

The Enlarged Xstrata Group currently supplies its chrome operations with its total Söderberg electrode paste requirements as well as approximately 280,000 tpa of char, which is used as a reductant on its ferrochrome furnace. The Enlarged Xstrata Group also acquired a controlling interest in the African Carbon Group with effect from 1 July 2004 which produces 600,000 tpa of char in addition to the 70,000 tpa of char produced at the Enlarged Xstrata Group's other facilities. The Former Xstrata Group is currently self-sufficient in terms of its char reductant requirements and 40% self-sufficient in terms of its total reductant requirements.

Statutory authorisations, licences and concessions

New South Wales operations' coal assets

The Enlarged Xstrata Group currently holds all necessary leases and licences to cover exploration and mining activities in respect of the Coal Business. A summary of the status of the mining leases and licences for New South Wales operations' coal assets is set out in the table below.

Summary of the Enlarged Xstrata Group's mining leases and authorisations

Colliery holding	Mining leases	Expiry date	Status
Baal Bone	CCL749	2010	Current
	CL391	2013	Current
	ML1389	2017	Current
	ML1302	2013	Current
	MPL261	2011	Current
Bulga Complex[1]			
SE Extension	ML1494	2006	Renewal lodged
	ML1547	2025	Current
	A447	2001	Renewal lodged
	A450	2003	Current
	EL5277	2005	Current
	EL5461	2003	Renewal lodged
	EL5277	2002	Renewal lodged
Cumnock	CL378	2008	Current
	CL392	2013	Current
	ML1300	2014	Current
	ML1325	2014	Current
	ML1327	2013	Current
	ML1421	2018	Current
	MPL311	2014	Current
	ML1373	2014	Current
	ML1393	2008	Current
	A385	2006	Current
	A364	2006	Current
	ML1502	2023	Current
Glendell	CL358	2011	Current
	MPL343	2011	Current
	ML1410	2020	Current
	ML1476	2021	Current
	Pt CL382 (sublease)	2012	Current
Liddell	CL708	2002	Renewal lodged
	PLL862	2012	Current
	PLL863	2012	Current
	ML1180	2012	Current
	ML1313	2008	Current
	ML1314	2012	Current
	ML1346	2015	Current
	ML1407	2017	Current
	ML1408	2017	Current
Newpac	ML1348	2012	Current
(Ashton)	ML1349	2023	Current

Colliery holding	Mining leases	Expiry date	Status	
	ML1423	2018	Current	
	PtCL708	Novacoal lease[2]	Current	
	PtPLL481	Novacoal tease[2]	Current	
	PtCL378 (sublease)	Cumnock lease	Current	
	A394	2001	Renewal lodged	
Mount Owen	A423	2009	Current	
	A429	2009	Current	
	CL383	2012	Current	
	ML1355	2015	Current	
	ML1419	2012	Current	
	ML1453	2020	Current	
Running Stream	A170	2002	Current	Consolidated under ALA 32 Application lodged
	A208	2002	Current	
	A321	2002	Current	
Wallerawang	CCL770	2008	Current	
Ulan	CCL741	2007	Current	
	MPL315	2014	Current	
	ML1341	2015	Current	
	ML1365	2014	Current	
	ML1366	2014	Current	
	ML1467	2021	Current	
	ML1468	2021	Current	
	MLA176		Application lodged	
	EL5573	2009	Current	
United	CCL775	2012	Current	
	A444	2006	Current	
Macquarie Coal Joint Venture (West Wallsend/Westside/Teralba/Cardiff Borehole/Mitchells Flat)	ML1451	2020	Current	
	ML1438	2020	Current	
	ML1336	2014	Current	
	ML1258	2000	Renewal lodged	
	ML1532	2024	Current	
	CCL760	2006	Current	
	CCL718	2010	Current	
	CCL725	2010	Current	
	CL532	2018	Current	
	MPL323	2015	Current	
	PL153	2004	Current	
	Part ML1459	2017	Current	
	Part CCL774	2014	Current	
	Part CCL727	2007	Current	
	Part CCL764	2001	Renewal lodged	
	A253	2003	Renewal lodged	
	A317	2001	Renewal lodged	
	EL4427	2003	Renewal lodged	

Colliery holding	Mining leases	Expiry date	Status
	MPLA139		Application lodged
	MLA104		Application lodged
	MLA193		Application lodged
	ML1309	2014	Current
	ML4585	2005	Current
	CCL729	2007	Current
Narama	CL580	2002	Renewal lodged
	CL380	2012	Current
	CCL723	2003	Renewal lodged
	CCL723	2003	Renewal lodged
	ML1357	2015	Current
Ravensworth East	ML1415	2020	Current
	ML1475	2021	Current
	A268	2006	Renewal lodged
	ML1475	2021	Current
	ALA8	2008	Application lodged
	ALA12		Application lodged
Ravensworth West	MLA91		Application lodged
	EL5297		Application lodged
	ML1393 (Cumnock)[3]		

[1] Bulga Complex includes Beltana.
[2] Leases which Liddell has permission to use for tailings and rejects disposal, held by Novacoal Australia (wholly-owned by Rio Tinto).
[3] Ravensworth West has been allocated the Bayswater seam overlying the Cumnock mine. This area, including EL5297, is incorporated in the lease application MLA91.

Terms:

A – Authorisation
ALA – Assessment Lease Application
CCL – Consolidated Coal Lease
CL – Coal Lease
EL – Exploration License
ML – Mining Lease
LA – Mining Lease Application
PL – Mining Purposes Lease
L – Private Lands Lease

Australian mining companies are required by law to submit Mining Operations Plans ("MOPs") and Annual Environmental Management Reports ("AMERs") to the Department of Mineral Resources ("DMR"). The MOPs outline plans for mining and rehabilitation over a period of between three and seven years and identify the costs associated with the rehabilitation of the site. The AMERs report the annual progress in relation to the MOPs.

The Enlarged Xstrata Group has submitted all the required MOPs and AMERs and has lodged the necessary securities with the relevant DMR. Additional securities are in the process of being negotiated as part of the regular review of the rehabilitation costs undertaken during the MOP process.

Individual mines establish provision for rehabilitation liabilities by accruing a rehabilitation provision per tonne, by obtaining bank guarantees or by a combination of these methods. Rehabilitation provisions are referred to as securities and are specified in the mining leases or during the MOP process.

Queensland operations' coal assets

The Enlarged Xstrata Group currently holds all necessary leases and licences to cover exploration and mining activities in respect of the Coal Business. A summary of the status of these mining leases and licences for Queensland operations' coal assets is set out in the table below. These leases and licences relate to coal mines, projects and longer term prospects. The Enlarged Xstrata Group has several Mineral Development Licences with renewals pending approval. This status has no effect on the operation of the mines or security of title.

Summary of the Enlarged Xstrata Group's mining leases and exploration permits

Mine	Mining leases	Expiry date	Status
Oaky Creek	ML1832	2020	Current
	ML2004	2014	Current
	ML70241	2020	Current
	MDL163	2006	Current
	MLA70327		Application
	PL237	2032	Current
Red Rock	EPC839	2008	Current
	EPCA841	2009	Current
	EPC713	2006	Current
Newlands	ML4748	2018	Current
	ML4754	2021	Current
	ML4755	2021	Current
	ML4771	2005	Current
	ML4774	2008	Current
	ML10176	2016	Current
	ML4761	2011	Current
	ML10316	2025	Current
	ML10317	2025	Current
	ML10322	2026	Current
	EPC588	2005	Renewal pending
	EPC610	2006	Renewal pending
	EPC727	2006	Renewal lodged
	EPC734	2006	Renewal lodged
	EPC773	2008	Current
	EPC774	2008	Current
	EPC964A		Application
	EPC976A		Application
	EPC977A		Application
Collinsville	ML1005	2003	Current
	ML1006	2004	Current
	ML1007	2005	Current
	ML1008	2005	Current
	ML1009	2006	Current
	ML1015	2006	Current
	ML1037	2009	Current
	ML1064	2006	Current
	ML10111	2014	Current
	ML10250	2007	Current
Wandoan Project	MDL221	2006	Current
	MDL222	2006	Current
	MDL223	2006	Current
	MDL224	2006	Current
	EPC787	2006	Renewal lodged
	EPC788	2006	Renewal lodged
	EPC789	2006	Renewal lodged
	EPC790	2006	Renewal lodged
	EPC791	2006	Renewal lodged
	EPC792	2006	Renewal lodged
	EPC838	2010	Current
	EPC859	2009	Current
	EPC996	2010	Current
	EPC1028	2011	Current

Mine	Mining leases	Expiry date	Status
Rolleston Project	ML70307	2033	Current
	MDL227	2005	Renewal pending
	EPC538	2006	Current
	EPC595	2007	Current
	EPC737	2006	Current
	EPCA885		Application
Pentland	EPC526	2006	Current
	EPC771	2008	Current
	MDLA356		Application
Cook	ML1779	2000	Renewal lodged
	ML1799	2021	Current
	ML1768	2007	Current
	ML1769	2007	Current
	ML7357	2021	Current
Togara North	MDL316	2010	Current
	MDLA317		Application
	MLA70149		Application
	MLA70162		Application
	EPC550	2006	Current

Terms:

ML – Mining Lease
MLA – Mining Lease Application
MDL – Mineral Development Licence
EPA – Exploration Permit Coal
EPCA PL – Petroleum Lease Coal

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the Environmental Protection Agency ("EPA") and a Plan of Operations ("POO") lodged with the EPA.

The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has, in the case of third parties outside the Enlarged Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Enlarged Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Enlarged Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

Enlarged Xstrata Group's South African coal assets

Summary of the Enlarged Xstrata Group's mining licences and authorisations

Division/mine	Mining licence no.	Expiration date (a transitional ending on 30 April 2009 applies under the MPRDA)	EMPR status
Tweefontein Division			
Waterpan Colliery	34/95	Indefinite	Approved
Boschmans Colliery	34/95	Indefinite	Approved
Witcons Colliery	34/95	Indefinite	Approved
iMpunzi Division			
Phoenix Colliery	31/94	Indefinite	Approved
ATC	31/94	Indefinite	Approved
ATCOM	31/94	Indefinite	Approved
Southstock Division			
Tavistock Colliery	31/94	Indefinite	Approved
South Witbank Colliery	31/94	Indefinite	Approved
South Witbank Colliery (Klippoortje)	18/01	2014	Approved
Mpumalanga Division			
Tselentis Colliery (Smutsoog)	9/01	Indefinite	Approved
Tselentis Colliery (Botharust/Lilliput/Klipstapel)	14/04	2009	Approved
Tselentis Colliery (Witbank/Main)	13/04	2009	Approved
Spitzkop Colliery	15/04	2009	Approved
Goedgevonden Division			
Goedgevonden Colliery	24/2004	2009	Approved
Goedgevonden Colliery (Zaaiwater)	5/2003	2018	Approved
Rietspruit JV	13/99	2022	Approved
DTJV			
Middelburg	9/99	2034	Approved
Douglas	11/99	2022	Approved

In terms of the MPRDA, which came into operation on 1 May 2004, the mineral resources are the common heritage of all people of South Africa and the state is custodian thereof for the benefit of all South Africans. Xstrata South Africa, either directly or through subsidiaries or through co-arrangements with Ingwe, holds mining authorisations and consequently old order mining rights, as defined in the MPRDA, over all of the areas covered in its current life of business plan with the exception of a portion of the Goedgevonden project area and a property at Tselentis, over which properties it has acquired new order prospecting rights. These new order prospecting rights provide Xstrata South Africa with the exclusive right to apply for new order mining rights over the economically exploitable mining areas.

Xstrata South Africa has a number of initiatives in place to ensure that it complies with the requirements of the MPRDA hence allowing it to convert its old order mining rights into new order rights within the maximum five year transitional period as provided within the legislation. These old order mining rights continue to remain in force for a period not exceeding five years and cease to exist upon conversion and registration of the new mining right or if the holder fails to lodge the old order mining right for conversion before 30 April 2009, being the date upon which the maximum period of five years expires.

Xstrata South Africa has an ongoing freehold acquisition programme to secure surface rights ahead of mining where required. For undeveloped resources, only limited surface freehold is owned. In most instances, however, title to the mineral rights confers the right to utilise or acquire the surface freehold as may be necessary for mining purposes. Xstrata South Africa manages the necessary old order rights and freehold properties relative to their current and projected mining operations.

Copper and gold assets

Mineral rights at the Former Xstrata Group Copper Business's various operations are held through mining tenements. No separate surface rights exist for the properties. A summary of the mining tenements directly involved in actual operations is shown in the table below.

Status of Former Xstrata Group Copper Business's copper and gold asset mining tenements

EHM mine tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML2671	Savage 33	28-Nov-1974	30-Nov-2025	Active mining area
ML90041	EHM 1	1-Dec-1995	30-Nov-2016	Active mining area
ML90072	EHM A	1-Dec-1995	30-Nov-2025	Active mining area
ML90075	EHM B	1-Dec-1995	30-Nov-2025	Active mining area
ML90085	EHM C	1-Apr-1996	31-Mar-2026	Active mining area
ML90100	EHM D	1-Jun-1996	31-May-2026	Active mining area
ML90107	EHM E	1-Sep-1996	30-Aug-2026	Active mining area
ML90116	EHM F	1-Oct-1996	30-Sep-2026	Active mining area
ML2664	Savage 26	8-Apr-1975	31-May-2006	
ML2669	Savage 31	26-Feb-1976	28-Feb-2006	
ML2670	Savage 32	28-Nov-1974	30-Nov-2005	
ML2672	Savage 34	28-Nov-1974	30-Nov-2005	
ML2674	Savage 36	28-Nov-1974	30-Nov-2005	
ML2676	Savage 38	28-Nov-1974	30-Nov-2005	
TL203701		18-Aug-1995	17-Aug-2045	7,000 ha surrounding active mining leases
TL207781		21-Sep-1996	20-Sep-2046	EHM accommodation village

Mount Isa mine tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML8058	Mount Isa Consolidated	1-Dec-1986	30-Nov-2036	As granted under MIMLA Act

Alumbrera mine

Tenement	Tenement Name	Original Granted	Expires	Comments
YMAD	YMAD Lease	26-Dec-1997	25-Feb-2017	600 ha area lease

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the EPA and a POO lodged with the EPA. The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the DNRM. The level of financial assurance required to be lodged with the government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine, which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has in the case of mines of third parties outside of the Enlarged Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Enlarged Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Enlarged Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

Alumbrera is required to submit environmental management reports every two years to the Provinces of Catamarca and Tucuman. The reports present results of the environmental monitoring conducted and any changes or issues in specific areas of the operation to the portions of the project that occur in each province. The report to Catamarca addresses the mine and mineral processing operations and the concentrator pipeline operation within the Catamarca Province. The report to the Province of Tucuman addresses pipeline and filter plant operations. The Enlarged Xstrata Group has submitted all required reports. No financial assurance is required by the Argentine authorities for Alumbrera.

Summary of Former Xstrata Group Zinc Business zinc and lead operations' mineral leases
Mineral rights at the various operations are held through mining licences. No separate surface rights exist for the properties.

Mount Isa mine tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML8058	Mount Isa Consolidated	1-Dec-1986	30-Nov-2036	As granted under MIMLA Act

McArthur River mine tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML1121	HYC	5-Jan-1993	30-Apr-2018	Active mining area
ML1122	Glyde	5-Jan-1993	30-Apr-2018	Active mining area
ML1123	Buffalo	5-Jan-1993	30-Apr-2018	Active mining area
ML1124	Emu	5-Jan-1993	30-Apr-2018	Active mining area
ML1125	Emu East	5-Jan-1993	30-Apr-2018	Active mining area
ML1126	Bing Bong	5-Jan-1993	30-Apr-2018	Port facility
ML582	Reward	1-Sep-1958	31-Dec-2019	
AN366	Emu Fault	8-Jun-1992	04-Jun-2006	

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the EPA and a POO lodged with the EPA. The POO specifies the proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the DNRM. The level of financial assurance required to be lodged with the government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine, which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has, in the case of third parties outside the Enlarged Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Enlarged Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Enlarged Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

For McArthur River, the terms and conditions for mining concessions relevant to Northern Territory mining operations include the requirement to have a Mine Management Plan ("MMP") submitted and accepted by the Department of Business, Industry and Resource Development. The MMP specifies the proposed mining and rehabilitation activities for the McArthur River mine. The Enlarged Xstrata Group has submitted the required MMP and has lodged the necessary financial assurance.

Spanish zinc assets

The various Spanish Exploitation Concessions through which Asturiana controls the mineral rights and the right to mine at the Reocín mine expired on 25 July 2003. Currently neither mining concessions nor relevant investigation claims are owned by Asturiana in Spain.

Summary of the Alloys Business operations' mineral leases

An approved mining licence was required for all mining operations in terms of Section 9 of the Minerals Act (Act 50 of 1991), which was repealed by the MPRDA. These licences are valid for certain defined periods in terms of the transitional arrangements of the MPRDA.

Location(s)	Mining licence no.	Expiry date	
Kroondal	Mineral area 2 (Portion of MA no 1 of the farm Kroondal)	ML 2/2002	None
	Mineral area 4 (Portion of MA no 3 of the farm Kroondal)	ML 24/2002	19/12/2012
	Mineral area 6 (Portion of MA no 5 of the farm Kroondal)		
	Mineral area 8 (Portion of MA no 7 of the farm Kroondal)		
	Mineral area 9 (Portion of MA no 5 of the farm Kroondal)		
	Mineral area 10 (Portion of MA no 1 of the farm Kroondal)		
	Portion 91 of the farm Kroondal 304 JQ		
Kroondal	Portions 24, 26, 45, 46, 47, 50, 51 and Portions of portions 13, 41, 43, 44 and the remainder of Kroondal 304 JQ	ML 22/2001	None
Kroondal Gemini	Portion of portion 91 of Kroondal 304 JQ Portion of the remaining extent of portion 92 Portion of portion 102 (Portion of portion 92) Portion of portion 93 of the farm Kroondal 304 Portion of the remaining extent of portion 94 Remaining extent of Mineral area 11 (part of portion 95) Remaining extent of Mineral area 12 (part of portion 97) Remaining extent of Mineral area 13 (part of portion 98) Remaining extent of Mineral area 14 (part of portion 96) all of the farm Kroondal 304 JQ	ML 6/2001	26/2/2011
Wonderkop	Portion 1 of the farm Spruitfontein 341 JQ Remaining extent of the farm Brakspruit 299 JQ Remaining extent of portion 12 of Brakspruit 299 JQ Portion 17, 18 and 19 (portion of portion 12) of Brakspruit 299 JQ	ML 3/2002	None
Waterval West	Portions 45 and 97 of the farm Rustenburg Town and Townlands	ML 1/2001	31/01/2011
Waterval East	Holding 25 Waterval Small Holdings Agriculture Holdings Holding 26 Waterval Small Holdings Agriculture Holdings Portion 1 of Holding 27 of Waterval Small Holdings Portion 27 (Portion of Portion 2) of the Farm Waterval 306 JQ Portion 30 (Portion of Portion 2) of the Farm Waterval 306 JQ Portion 31 (Portion of Portion 2) of the Farm Waterval 306 JQ Portion 32 (Portion of Portion 2) of the Farm Waterval 306 JQ Portion 33 (Portion of Portion 2) of the Farm Waterval 306 JQ Portion 34 (Portion of Portion 2) of the Farm Waterval 306 JQ Over a Portion of the Farm Waterval 306 JQ Remaining Portion 2 including a Portion of Mineral Area 1	ML 23/2002	16/12/2027
Waterval East	Portion 35,36,37, Mineral Area 1	ML 4/2002	None
(Old Cashan)	Holdings 23,22,21 and Remaining of Holding 24, All of Waterval 306 JQ		
Rietvly.Silica	Portion 90 and 98 (portion of portion 89) of the farm Rietvly 271JQ	ML 8/2003	05/08/2013
	Section 17 application: Portion 145 (a portion of portion 8) of the Farm Rietvly 271 JQ	Application	
Thorncliffe Mine	Thorncliffe 374 KT / Helena 6 JT	ML 22/2003	07/09/2013
De Grooteboom	Mineral Area No. 4 (A portion of Mineral Area No. 3) on the farm De Grooteboom 373 KT	ML 1/2004	31/12/2006

Other licences

Maloma anthracite mine

Xstrata South Africa (Pty) Ltd holds a mining lease granted in 1992 by His Majesty, Ngwenyama of Swaziland in respect of the Maloma anthracite mine in Swaziland.

The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for the year ended 31 December 2005 was 2,174,998 tonnes and for the six months ended 30 June 2006 was 1,006,228. The Strathcona mill has a capacity of approximately 8,500 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical's mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

Montcalm

The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

The Montcalm project reached its designed production capacity of 750,000 tpa during the fourth quarter of 2004. This included conversion of a redundant mill line at the Kidd concentrator to handle the Montcalm ores. Two concentrates are produced, a copper concentrate which is treated at the Kidd Metallurgical Complex and a nickel concentrate which is transported to the Enlarged Xstrata Group's smelter in Sudbury.

In the year ended 31 December 2005 a total of 750,073 tonnes of Montcalm ore were mined and milled grading 1.52% nickel and 0.79% copper. During the six months ended 30 June 2006, Montcalm mined and milled 435,204 tonnes grading 1.57% nickel and 0.79% copper. During 2005, both the mine and mill were successfully test run at an 875,000 tpa rate (116% of design capacity). The ability of the mine and mill to run consistently at the planned 875,000 tpa rate has been confirmed.

The Nickel Business's smelting and refining operations

Falcondo

The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tpa of nickel contained in ferronickel. The facilities include a metallurgical treatment plant, a crude oil processor and a 200-megawatt thermal power plant. In the six months ended 30 June 2006, Falcondo purchased back-up power energy from the national grid during the period of maintenance of the three owned units. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for the year ended 31 December 2005 was 28,668 tonnes and, in the six months ended 30 June 2006, was 14,367 tonnes.

Falcondo is presently studying a 2,000 tpa expansion via the upgrading of one of its two electric arc furnaces from 60 MW to 75 MW while enhancing transformer reliability and furnace integrity. Falcondo is studying the implementation of continuous tapping in its two electric furnaces. This project is intended to improve safety performance and furnace operability and result in the production of an additional 250 tpa of nickel.

Falcondo has also initiated a project to convert from liquid hydrocarbons to coal in the process plant. This project entails the replacement of the shaft furnaces with two kilns. This project is intended to significantly decrease the operating cost at Falcondo.

Sudbury smelter

The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan and Montcalm concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tpa of matte. The matte produced is shipped by rail to Quebec City and by sea to the Nikkelverk refinery in Norway for further processing.

The Sudbury smelter's output for the year ended 31 December 2005 from all sources was 63,093 tonnes of nickel, 20,798 tonnes of copper and 2,423 tonnes of cobalt and, for the six months ended 30 June 2006, from all sources was 29,318 tonnes of nickel, 10,026 tonnes of copper and 1,099 tonnes of cobalt. Copper concentrate sent to the Kidd Creek and Horne smelters contained 18,126 tonnes of copper in the year ended 31 December and, in the six months ended

30 June 2006, contained 8,572 tonnes of copper. Sulphuric acid produced as a result of smelting activity in Sudbury was 310,618 tonnes in the year ended 31 December 2005 and, in the six months ended 30 June 2006, 144,597 tonnes.

The Company estimates that meeting regulatory emission reductions targets in respect of fugitive and stack, particulate and sulphur dioxide at the Sudbury smelter could involve expenditure of approximately US$40 million to US$60 million by 2008.

Nikkelverk

Falconbridge Nikkelverk AS ("Nikkelverk") which is wholly-owned by the Enlarged Xstrata Group, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 86,000 tonnes of nickel, 40,000 tonnes of copper and 5,200 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 115,000 tpa of sulphuric acid. In 2005, the refinery produced 84,866 tonnes of nickel, 38,681 tonnes of copper, 5,021 tonnes of cobalt and 108,828 tonnes of sulphuric acid. In the six months ended 30 June 2006, the refinery produced 41,126 tonnes of nickel, 20,329 tonnes of copper, 2,531 tonnes of cobalt and 53,704 tonnes of sulphuric acid.

Mattes from the Sudbury smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the six months ended 30 June 2006.

In the year ended 31 December 2005 the refinery produced approximately 405,500 ounces of PGMs and, in the six months ended 30 June 2006, it produced 195,774 ounces of PGMs.

Significant expansion of the nickel and cobalt capacity, based on matte or laterite intermediates, is possible if market conditions warrant such expansion.

FIL

Falconbridge International Limited ("FIL"), through its offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the Integrated Nickel Operations' ("INO") custom feed business outside Canada. Custom feed, or third-party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury smelter and the Nikkelverk refinery. The availability of and profit margins associated with the custom feed processed at the Sudbury smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices and competition for such materials.

The custom feed processed at the Sudbury smelter consists largely of nickel/copper/cobalt secondary raw materials and nickel concentrates. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. Concentrates are sourced on a spot basis and through multi-year contracts. In the year ended 31 December 2005, the Sudbury smelter's output from all third-party feeds included 9,300 tonnes of nickel, 6,600 tonnes of copper and 1,360 tonnes of cobalt and, in the six months ended 30 June 2006, the smelter's output from all third-party feeds included 7,538 tonnes of nickel, 4,040 tonnes of copper and 630 tonnes of cobalt.

In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. BCL matte represented approximately 52% of all nickel treated at the Nikkelverk refinery in direct refinery custom feeds in the year ended 31 December 2005. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

In the year ended 31 December 2005, custom feed represented approximately 37% of the nickel, 64% of the copper, and 80% of the cobalt output at the Nikkelverk refinery compared with approximately 41.6% of the nickel, 69.6% of the copper and 81.2% of the cobalt output in the six months ended 30 June 2006.

Sales and marketing of the Nickel Business's nickel

Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Limited.

Projects and developments

Sudbury Operations, Ontario

The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, the Enlarged Xstrata Group has large property holdings covering favourable geology of the Sudbury Igneous Complex.

Exploration has defined a mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1,100 to 1,600 metres. The inferred resource consists of 13.4 million tonnes grading 1.8% nickel, 3.3% copper, 1.8 grams per tonne platinum, 2.0 grams per tonne palladium and 0.8 grams per tonne gold. A decision to proceed with a five-year underground definition programme costing US$368 million was announced on 11 March 2004 and underground drilling on the resource commenced in the second quarter of 2006. Drilling on the Fraser Morgan zones resulted in measured plus indicated resources totalling 4.9 million tonnes grading 1.80% nickel and 0.56% copper in Zones 8 and 9. Zone 11 at Fraser Morgan also contains 2.4 million tonnes of inferred resources grading 1.8% nickel and 0.5% copper, which is presently being drilled from underground to upgrade the confidence in the resource to be included in an updated feasibility study.

The Falconbridge Group spent US$9.156 million on exploration in support of the Sudbury operations in 2005 and the Enlarged Xstrata Group plans to spend US$15.6 million in 2006. This includes diamond drilling and other exploration that was carried out on certain of the Falconbridge Group's properties by option and joint venture partners, who also have exploration programmes planned for 2006.

Xstrata announced on 19 September 2006 that the Nickel Business had begun construction of a new cobalt and nickel recycling plant at the Sudbury smelter that is expected to more than double the capacity of the smelter's existing recycling business, with anticipated investment of C$21.4 million (approximately US$19.2 million). The Nickel Business has received all necessary environmental permits following a detailed engineering and pilot-testing phase completed mid-June 2006. Commissioning of the new plant, which will be operated and maintained by the Nickel Business's current Sudbury employees, is scheduled for July 2007.

Raglan, Quebec

An annual exploration programme in 2005 resulted in the discovery of approximately 2.5 Mt of mineral resources at Zones 3, 5-8, West Boundary, Donaldson and East Lake. This is more than double the annual production rate at Raglan which milled 934,000 tonnes of ore in 2005. The most significant result was the expansion of lens 8H which now is estimated to contain 2.3 Mt grading 2.8% nickel. This is the largest single lens ever discovered in Raglan. Zone 5-8 which includes lenses in Zones 7 and 8 will be placed in the Mining Stage Gate Process and may become the next major mining centre at Raglan. Preliminary results from the 2006 programme have continued to expand the resource at Zones 5-8 and actual resource estimation and verification is intended to be updated on completion of the current drill programme, which will coincide with the Arctic winter. Preliminary results for 2006 have also identified new open pittable resources and the programme continues with nine drills.

The Nickel Business spent US$10.8 million (US$6.2 million after Quebec tax credits) in 2005 in support of the Raglan operation. The Falconbridge Group initially planned to spend US$20.7 million (US$11.6 million after Quebec tax credits) in 2006. However, due to unusually severe winter weather, which extended well into June 2006, it is expected that the programme will be curtailed by 10% to 15% depending on how long the field season can be extended into the fourth quarter of 2006.

In April 2006, the Falconbridge Group shared C$9.3 million with the local Inuit communities, representing the share of the profits generated by the operations of the Raglan nickel mine located in the Nunavik Territory of Northern Quebec. This yearly profit-sharing is part of the Raglan Agreement, a comprehensive agreement signed on 28 February 1995 with the Makivik Corporation and local Inuit communities. The agreement is designed to harmonise relations and foster opportunities between the Falconbridge Group (and, going forward, the Enlarged Xstrata Group) and local populations and their representatives in areas such as training, hiring of local businesses and environmental management.

With the first phase of the Raglan mine optimisation complete, focus has shifted to developing the phase II scope. The second phase of Raglan's optimisation will focus on utilising increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 Mtpa of ore resulting in approximately 30,500 tonnes of

annual contained nickel production. Scoping study work has been initiated. This phase is targeted to be completed in early 2008.

A major investment programme is planned for the Nickel Business's nickel installations at the Raglan mine involving the launch of two important studies for the Raglan mine expansion. The first will focus on developing new ore reserves to replace those depleted since the mine's opening in 1997. This investment is expected to reach nearly C$240 million over six years.

The second study is to support the expansion of nickel ore production from 1 Mtpa to 1.3 Mtpa as early as 2009. This 30% increase, requiring an additional investment of roughly C$250 million, would create 50 additional jobs and increase the value of annual royalties the Enlarged Xstrata Group pays to local Inuit communities.

This amount is in addition to the nearly C$200 million in equipment and upgrades the Falconbridge Group has invested at the Raglan Mine since 2004. The initial investment in the construction of Raglan was in excess of US$600 million.

Major renovations are to commence at the Nickel Business's *Deception Bay* loading dock. The C$50 million investment will extend the dock's service life and support the production increases.

Nickel Rim, Ontario, Canada

In 2001, Falconbridge discovered Nickel Rim South – a high grade 13.4 Mt resource grading 1.8% nickel, 3.3% copper and significant platinum, palladium and gold. A five-year underground definition and development programme was initiated in 2004 at this deposit, located nine kilometres from the Enlarged Xstrata Group's Sudbury smelter.

The estimated capital cost of this project is US$524 million, reflecting an increase of US$100 million in foreign exchange and escalation variations.

Vent shaft sinking, which began in February 2005, was at 1,440 metres at the end of July 2006 and is ahead of schedule. Main shaft sinking began in April 2005 and was at 1,046 metres at the end of July 2006. This project is expected to be completed in 2009, with production starting in 2009.

Koniambo Project, New Caledonia

Koniambo is a pyrometallurgical complex for the production of ferronickel in the Northern Province of New Caledonia. Production is targeted to begin in 2009/2010 and is expected to reach 60,000 tpa of nickel. In 2005, final agreements were put in place by and among Falconbridge, Société Miniére du Sud Pacifique S.A. ("SMSP") and other relevant parties to provide for the transfer of the Koniambo ore body in New Caledonia to Koniambo Nickel SAS, a company owned 49% by the Enlarged Xstrata Group and 51% by SMSP. In late December 2005, the Falconbridge Group met the relevant conditions of the Bercy Accord for this transfer to take place, including having placed firm orders for at least US$100 million in total for equipment and services relating to the project.

The Koniambo Project continues to advance the Detailed Engineering, the Execution Plan and the Procurement Programme with a 2006 budget of US$240 million, in addition to the US$96 million invested in 2005. More than US$388 million has already been committed to the project to date.

The Koniambo Project team is currently concentrating its efforts to address the challenges typical for such projects in the areas of controlling costs, execution planning and sustainable development. As is the case with other major industrial projects, Koniambo is faced with very significant growth in the costs associated with raw materials, transportation and the shortage of specialised resources for all projects because of the extension of the Goro Nickel construction schedule.

Xstrata Nickel remains committed to developing the Koniambo complex, one of its anchor projects, along with its controlling shareholder partner, SMSP.

Prior to completion of the Falconbridge Acquisition, Falconbridge had already begun a review of the costs and its execution strategy so as to measure the impact of the new economic reality on the project. Xstrata Nickel is designing a new project execution strategy in the context of increases in the costs of energy, raw materials and goods and services and a shortage of skilled labour.

The capital cost of the project was estimated to be US$2.2 billion (in 2004 US dollars based on an issued feasibility study) excluding interest to be incurred during construction, price escalation and initial working capital requirements. The project includes the construction of a US$600 million power station with an installed generating capacity of 390 MW and a metallurgical plant, mine development and other infrastructure such as the port and road facilities.

The Koniambo Project will continue to be actively developed during this period of strategy renewal, particularly in the Voh-Koné-Pouembout region. This includes in particular the current environmental, archaeological and geotechnical studies.

The close-communication approach used since the start of the project with the local stakeholders will remain unchanged, and the local team will maintain its strong presence in the community.

The Nickel Business has, subject to certain terms and conditions including fiscal and legislative stability, agreed to arrange for or provide up to 100% of the financing required for the project. Given these financing arrangements, the project's free cash flow would first be used to service and repay debt incurred to finance the construction of the project before any distributions would be available to the equity owners in the project. In March 2006, Falconbridge put in place a US$360 million bridge finance facility to provide interim financing for the project pending completion of the permanent project financing.

At a 2.0% nickel cut-off grade, the Koniambo deposit contains measured plus indicated resources of 75.6 Mt at 2.47% nickel plus inferred resources of 82.7 Mt grading 2.5% nickel. The measured and indicated resources were converted to proven and probable reserves totalling 62.5 Mt grading 2.40% nickel. In addition, the project has an inferred limonite resource estimated at 100 Mt at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

Kabanga, Tanzania

In April 2005, the Falconbridge Group entered into a joint venture agreement with Barrick Gold Corporation ("Barrick") on the Kabanga nickel deposit, located in northwestern Tanzania. At the time of the acquisition, Barrick estimated the inferred resource to be 26.4 Mt grading 2.6% nickel. Under the terms of the agreement, the Falconbridge Group acquired a 50% indirect joint venture interest in respect of the Kabanga Project for US$15 million and will be the operator of the joint venture. The Enlarged Xstrata Group will fund an initial US$50 million work plan and will have the option to direct an additional US$95 million towards completing a feasibility study to vest in the project over the next several years.

Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work led to the completion of a scoping study. The scoping study documentation was delivered at the end of the first quarter of 2006. The companies continued to upgrade the resource to measured and indicated categories to support the work plan and diamond drilling is ongoing with seven drills in the ground to define and expand the resource. In addition, systematic exploration of the under-explored Kabanga licence have been initiated and select regional targets are being evaluated.

Araguaia, Brazil

In 2005 the Nickel Business discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil. These are new grassroots discoveries in an area where the first recorded drilling for base metals was completed by the Nickel Business's exploration team in October 2004.

The Araguaia Belt includes a number of ophiolitic complexes that were obducted along the border of the Araguaia mobile belt. It comprises a variety of sedimentary rocks and several large ultramafic bodies that extends in excess of 400 kilometres in the north-south direction. Development of significant laterite profiles with nickel grades above 1% and thicknesses ranging from 10m to 110m have been identified overlying some of these ophiolite bodies.

Approximately 40% of the entire belt has been subjected to an airborne geophysical survey, including radiometric and magnetic data covering covered some 32,700 line-km at 500 meter line spacing. The Nickel Business has drilled 786 holes in the Araguaia Belt.

Serra do Tapa is the top priority target identified to date based on significant nickel intercepts particularly in the north part of the area. The deposit is at least 4.5 km long in a north-south direction and ranges from approximately 500m to 1000m wide based on 320m by 80m drilling carried out to date. The southern extension is also being tested with scout drill holes. Vale dos Sonhos is located approximately 15 km southeast of the Serra do Tapa deposit. The target area extends 2.5 km in

a north-south direction, is open to the north and south and averages approximately 800m wide based on current drilling. Drilling to date in 2006 appears to have extended the Vale dos Sonhos deposit an additional 1.5 km to the south and the ongoing drill programme is designed to delineate the extension of the deposit in this area.

The 2006 drilling campaign is in progress and is expected to include at least 14,000m of drilling at Serra do Tapa and Vale do Sonhos to close the drill grid to a spacing of 80m by 160m, followed by resource estimation when assay results are obtained. The drill programme continues with the objective of achieving a drill spacing of 80m by 80m to improve the level of confidence in the resource estimate. Other drilling is planned to test the southern extensions of these zones as well as continue regional scout drilling along the Araguaia belt.

The project area is well positioned with respect to infrastructure. Ample hydro power is available and the distance to main transmission lines is 20km to 100km. Rail service is available within 100km to 200 km, while roads and rail lines are being upgraded and extended to the South Network at 100km per year. Barge access to a sea port is possible from Maraba (200km from Cinzeiro) on the completion of the lock system at Tucurui which is planned for the end of 2007.

The deposits occur on properties owned by the Enlarged Xstrata Group or where the Enlarged Xstrata Group has the right to earn a 100% interest by completing a series of cash payments totalling US$2.4 million staged over eight years. On the basis of airborne surveys covering approximately 22,000 square kilometres in the region, the Nickel Business has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to almost 5,400 square kilometres (539,000 hectares).

Falconbridge Copper Business summary

Introduction

The Falconbridge Copper Business markets copper cathodes directly to producers of industrial products from the Falconbridge Copper Business's CCR refinery in Montreal-East, Quebec, the Kidd Creek refinery in Timmins, Ontario, and the Lomas Bayas operation in Chile. The Falconbridge Copper Business's Chilean operations also market cathodes made available via toll refining agreements with Altonorte anodes. Altogether, sales of copper metal cathodes in the six months ended 30 June 2006 were made to 26 customers in 11 countries. Approximately 80% of the Falconbridge Copper Business's sales of copper metal in the six months ended 30 June 2006 were made in North America with the balance sold in Europe and Asia. The Falconbridge Copper Business's Chilean operations produce approximately 290,000 tonnes of copper anodes per year that are sold in Canada, Chile, Europe and Asia.

Copper production is dependent on mine supply from integrated and third party sources as well as secondary recycled materials sourced globally from third parties. In the six months ended 30 June 2006, 70% (including Alumbrera) of Horne, 65% (59% with Glencore) of Altonorte and 47% (41% with Glencore) of Kidd Creek's primary feed stocks came from non-related third parties. In addition, approximately 10% of the Falconbridge Copper Business's Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal bearing secondary materials, which were sourced from third parties. Antamina copper concentrates are sold to customers globally. See Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Commercial relationship – Copper Business".

The Falconbridge Copper Business is a fully-integrated producer of copper metal and concentrate. The Falconbridge Copper Business includes the operation of the Enlarged Xstrata Group's 33.75%-owned Antamina copper and zinc mine in Peru and the 100%-owned Altonorte copper smelter located near Antofagasta, Chile, the Enlarged Xstrata Group's 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations, as well as refining, smelting and recycling facilities in Canada and in the United States, which are referred to as Canadian Copper and Recycling ("CC&R").

Reserve and resource base

The table below sets out the Falconbridge Copper Business's attributable copper reserve and resource base as at 31 December 2005:

Mine	% Ownership	Commodity	Mineral reserves[1]		Mineral resources (in addition to mineral reserves)[1]		
			Proven	Probable	Measured	Indicated	Inferred[2]
			Mt (except as otherwise stated)				
Kidd Creek	100.0		17.836	1.178	0.891	1.706	11.900
		% Copper	1.82	2.05	2.37	2.06	2.7
		% Zinc	5.61	4.41	3.75	7.59	4.8
		% Lead	0.18	0.09	0.18	0.19	0.3
		Silver (g/t)	54	33	35	55	81
Lomas Bayas	100.0		72.797	166.423	22.791	257.827	31.000
		% Copper	0.36	0.36	0.30	0.28	0.30
Collahuasi	44.0		245.275	1559.057	48.674	429.686	1820.000
		% Copper	1.10	0.86	0.55	0.65	0.75
Antamina	33.75		76.000	374.000	35.000	25.000	41.000
		% Copper	1.12	1.19	0.53	0.44	0.8
		% Zinc	1.40	0.84	0.39	0.26	0.6
		Silver (g/t)	14.9	12.4	7.0	6.4	16
		% Molybdenum	0.029	0.031	0.033	0.026	0.02

Notes

The above table sets out the Copper Business's attributable copper, zinc, lead and silver reserve and resource base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

(1) In the above table, mineral resources are additional to mineral reserves and are not included in the mineral reserve estimates. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

(2) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Inferred resources" for an explanation of the basis of preparation of inferred resource estimates.

Production

The tables below set out the total mine production and attributable production of the Falconbridge Copper Business for the years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2005 and 30 June 2006:

Total mine production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
		tonnes		
Mined copper	931,300	894,700	448,700	454,400
Refined copper	524,200	539,200	263,200	304,200
Mined zinc	277,900	304,300	178,200	126,500
Refined zinc	121,600	113,700	73,500	77,400

Note

(1) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
		tonnes		
Mined copper	430,400	414,600	208,600	212,400
Refined copper	491,600	505,300	246,300	287,500
Mined zinc	152,000	182,200	102,700	79,900
Refined zinc	121,600	113,700	73,500	77,400

Note

(1) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Falconbridge Copper Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from Part X – "Financial Information Relating to the Falconbridge Group – Financial information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003") and for the six months ended 30 June 2006 (which has been extracted without material amendment from Part X – "Financial Information Relating to the Falconbridge Group – Unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006"):

	Audited Restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		Unaudited Canadian GAAP Six months ended 30 June 2006	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
Copper Business	**US$m**	**(%)**	**US$m**	**(%)**	**US$m**	**(%)**
Revenues	3,592	53.1	4,421	54.3	4,247	62.4
Income generated from operating assets[(1)]	673	48.4	1,086	59.7	1,346	68.0

Note

[(1)] For a definition of income generated from operating assets, see the section of this document headed "Presentation of Information – Presentation of financial information – Supplemental performance measures in respect of the Falconbridge Group".

Cost curve

A cost curve provided by Brook Hunt for 2005 ranks the Falconbridge Copper Business, on a weighted basis, in the second quartile of global copper producers. See the section of this document headed "Presentation of Information – Cost curves".

For an overview of the industry in which the Falconbridge Copper Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Copper industry overview".

The Falconbridge Copper Business's mining operations

Antamina

Located in the Andes mountains in Peru, approximately 270 kilometres north-east of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc ore bodies in the world, with a milling rate of 85,000 tonnes per day.

A capital investment of US$2,148 million was made to bring Antamina into production. Of this amount, US$1,320 million was financed using senior project debt.

The Enlarged Xstrata Group's beneficial interest in Compañía Minera Antamina S.A. ("Antamina") is 33.75%, with the beneficial owners comprising BHP Billiton at 33.75%, Teck Cominco at 22.5% and Mitsubishi Corporation with a 10% interest.

Antamina began commercial production in October 2001. In 2005, Antamina produced 1,287,257 tonnes of copper concentrate grading 29.10% copper, 343,559 tonnes of zinc concentrate grading 53.66% zinc and 12,875 tonnes of molybdenite concentrate containing 52.20% molybdenum. In 2005, payable copper contained on the concentrates sales was 815,703 pounds of copper, 355,711 pounds of zinc, 16,124 pounds of molybdenum and 8,797 metric ounces of silver.

Collahuasi

The Enlarged Xstrata Group owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), an independent company which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

A capital investment of US$1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately US$1,870 million.

The Collahuasi property covers 446 exploitation concessions over 133,803 hectares and 185 exploration concessions over 66,500 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property hosts high-grade copper mineralisation at the adjacent Rosario West deposit.

Production is expected to average 397,400 tpa of copper in concentrates and 59,400 tpa of copper cathode from 1999 to 2008. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

During the year ended 31 December 2005, 161.3 million tonnes of material were mined, 40.1 million tonnes of ore were milled at the concentrator and 6.5 million tonnes of ore were processed at the copper oxide leaching plant. The Falconbridge Group's share of copper produced by Collahuasi during the year ended 31 December 2005 was 26,698 tonnes of cathode copper and 155,550 payable tonnes (161,192 contained tonnes) of copper in concentrate.

The Ujina pit was practically depleted during the year 2004 and ore extraction ramped-up in the Rosario Pit during the year 2004. In the last months of 2004, production at the Rosario Pit had achieved its full capacity.

During 2004, Collahuasi's board of directors approved the construction of a molybdenum separation plant. The project was commissioned during October 2005 and the capital investment reached US$35.6 million. The plant is currently in full operation, and its production is approximately 640 dmt of concentrates per month grading 48.3% molybdenum.

Canadian Copper and Recycling

CC&R mines and procures copper and precious metal concentrates and secondary materials for processing at the Enlarged Xstrata Group's copper smelters and refineries and markets copper and related by-products.

The Enlarged Xstrata Group and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Ontario. The property in the Timmins area of northern Ontario comprises six half lots, or 960 acres, in the Porcupine Mining Division, District of Cochrane, Ontario. The properties are 100% held by the Enlarged Xstrata Group. The Kidd Creek deposits are currently mined through one surface shaft, which accesses the upper mine and two winzes which access progressively deeper levels known as the lower mine and Mine D. In the year ended 31 December 2005, the upper mine (formerly No. 1 and No. 2 mines) accounted for 23% of production, the lower mine (formerly No. 3 mine) accounted for 56% and Mine D 21% of the Kidd Creek Mining Division's mine ore production.

Ore production at the Kidd Creek Mining Division ("Kidd Creek Mining") for the year ended 31 December 2005 was approximately 2.38 Mt and, for the six months ended 30 June 2006, was approximately 1.25 Mt. The milled grades as at 30 June 2006 were; copper 2.00% and zinc 5.13%, compared with copper 1.99% and zinc 6.21% at 31 December 2005. Metals in concentrate produced as at 31 December 2005 totalled 42,700 tonnes of copper and 120,000 tonnes of zinc, compared with 24,769 tonnes of copper and 55,019 tonnes of zinc as at 30 June 2006.

The development of Mine D was approved in 2000, to extend the depth of the Kidd Creek ore body beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 8,800 feet (2,682 metres) for Stage 1. Stage 2, going down to 10,200 feet (3,109 metres), is still under feasibility study. Production from Mine D began in the second half of 2004 and production reached 480,000 tonnes in 2005 with ramp-up continuing into 2006. Mine D, Stage 1 of the project is scheduled to be completed in 2006.

Lomas Bayas

The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216 hectares. The Enlarged Xstrata Group

also holds 25 exploitation concessions and two exploitation concession applications covering approximately 4,669 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

In July 2001, the Falconbridge Group acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited ("Boliden") for an initial cash payment of US$66 million. In July 2006, Falconbridge exercised its rights to retain the Fortuna de Cobre deposit by paying a further US$15million to Boliden. The Fortuna de Cobre copper deposit could expand production or extend the mine life by nine years, to 2023.

Lomas Bayas currently operates one open pit mine. High-grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower-grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under a contract that expires in the second half of 2008 with a local electricity supplier.

In the year ended 31 December 2005, Lomas Bayas mined 40.6 Mt of ore and rehandling material from which 63,147 tonnes of cathode copper were produced.

The Falconbridge Copper Business's smelting and refining operations

Altonorte Smelter

The Enlarged Xstrata Group owns 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernisation and US$170 million Phase 3 expansion project, which more than doubled its capacity to a nominal 850,000 tpa of copper concentrate throughput, copper anode output capacity to approximately 290,000 tpa and sulphuric acid capacity to 790,000 tpa.

The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 35% of the Altonorte smelter's production is sold to Codelco and is refined at Codelco's Chuquicamata refinery near Calama, Chile, a portion of which is returned to the Enlarged Xstrata Group in the form of cathodes. The balance of the smelter's blister anode production is exported. The smelter's sulphuric acid production is sold to customers located in the northern region of Chile. In the year ended 31 December 2005, Altonorte processed 894,694 tonnes of feed material, produced 297,542 tonnes of copper anodes and produced 808,230 tonnes of sulphuric acid.

CC&R

CC&R operates the Horne copper smelter located in Rouyn-North, Quebec, the Canadian Copper and Recycling refinery ("CCR refinery") in Montreal-East, Quebec, the Kidd Creek Metallurgical Division, a copper-zinc complex located in Timmins, Ontario and five recycling facilities located in the United States and Canada.

CC&R has the capacity to process approximately 1,300,000 tpa of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. In the six months ended 30 June 2006, the Falconbridge Group processed 640,000 tonnes of feed and, in the year ended 31 December 2005, Falconbridge processed 1,102,100 tonnes of feed, in each case at the Horne and Kidd Creek smelters. In the six months ended 30 June 2006, approximately 70% of the CC&R feed was procured from North America with the balance from South America and other sources, compared with 75% from North America in the year ended 31 December 2005.

The ore from Kidd Creek Mining Division is transported by a group-owned railway to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining Division in two of four circuits. The remaining two circuits are available to process custom feed. In 2004, one of these circuits was rehabilitated and converted to treat 750,000 tpa of nickel ore from the Enlarged Xstrata Group's new Montcalm mine, located approximately 100 kilometres west of the

metallurgical site. Nickel concentrate from the circuit is shipped to Sudbury for processing. The Kidd copper concentrate produced as well as the by-product Montcalm copper concentrate, are processed at the Kidd Creek Metallurgical Division's copper smelter. In addition to these feeds, the smelter also treats copper concentrate from the Nickel Business's Sudbury Strathcona mill as well as other copper custom feeds. The smelter has the capacity to produce 150,000 tpa of blister copper. The 57,027 tonnes of blister produced at the Kidd Creek smelter in the six months ended 30 June 2006 and the 119,000 tonnes of blister produced there in the year ended 31 December 2005 were either sent as anode for refining at its refinery, or shipped to the Falconbridge Copper Business's CCR refinery. For the six months ended 30 June 2006, the Kidd Creek copper refinery produced 61,813 tonnes of copper cathode, having produced 111,200 tonnes in the year ended 31 December 2005.

The Kidd Creek zinc plant has the capacity to produce 147,000 tpa of zinc. In October 2004 a new precious metal recovery circuit was commissioned in the zinc plant. The new circuit allows the plant to process Agnico-Eagle's Laronde Mine precious metal bearing zinc concentrates, and to recover the gold and silver as precious metals/lead residue that is further refined at the Falconbridge Copper Business's Horne smelter. Approximately 100,000 tonnes of Laronde zinc concentrate are received on an annual basis. The balance of the zinc plant's feed is Kidd zinc concentrate, and any surplus Kidd zinc concentrate is available for processing at facilities such as the Noranda Income Fund's CEZ refinery located in Valleyfield Quebec. In the six months ended 30 June 2006, the Kidd Creek zinc plant produced 74,379 tonnes of saleable zinc, having produced 113,700 tonnes in the year ended 31 December 2005.

In addition to the mineral processing facilities, the copper smelter, the copper refinery and the zinc plant, the Kidd Creek Metallurgical Division also operates a cadmium plant, an indium plant, two sulphuric acid plants and a liquid sulphur dioxide plant. In the six months ended 30 June 2006, the Kidd Creek Metallurgical Division produced 241,644 tonnes of sulphuric acid, having produced 472,300 tonnes in the year ended 31 December 2005.

In October 2005, the copper, zinc, and milling operations of the Kidd Creek Metallurgical Division were impacted to varying degrees by a four-week strike by the site's unionised workforce, Canadian Auto Workers – Local 599. The Falconbridge Group subsequently agreed a new three-year collective agreement with Canadian Auto Workers – Local 599 in respect of the Kidd Metallurgical Division.

The Horne smelter utilises two technologies that work together to optimise its production: concentrate injection and continuous smelting and continuous converting. Through its smelting process, the Horne smelter is able to treat concentrates containing impurities such as arsenic, antimony, bismuth and other materials in addition to conventional copper concentrates. In 2005, of the total volumes treated by the Horne smelter, approximately 22% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having durations of one to three years or purchased on a spot basis. In September 2005, the NCV (Noranda Converter) at the Horne smelter was brought back on line. The operating rate increased from 600,000 tpa to 800,000 tpa of concentrate. Anode production capacity increased to 180,000 tpa from 140,000 tpa. This increase in operations was based on the availability of concentrates at economical treatment terms. Anode output from the Horne smelter totalled 94,523 tonnes in the six months ended 30 June 2006 and 147,000 tonnes in the year ended 31 December 2005. All anodes produced at the Horne copper smelter were refined at the Falconbridge Copper Business's CCR refinery. The smelter also produced 320,070 tonnes of sulphuric acid in the six months ended 30 June 2006 and 517,900 tonnes of sulphuric acid in the year ended 31 December 2005.

Xstrata announced on 21 September 2006 a major project at the Horne smelter aimed at significantly reducing the presence of metal-bearing particulates, and in particular arsenic, in the Notre Dame neighbourhood adjacent to the smelter, at an anticipated project cost of approximately C$20 million (approximately US$17.9 million). The various elements of the project are intended to be completed between 2006 and 2009. Once completed, a subsequent study will be undertaken to identify new opportunities to further reduce the impact of smelter operations in the Notre Dame neighbourhood. Since 1998, emissions of gases and dusts (lead, arsenic and total dust) have been reduced by more than 80% following the successful implementation of a series of environmental and process optimisation projects. The Horne smelter has committed to continually reduce the environmental impact of its activities with particular attention to the Notre Dame neighbourhood adjacent to the smelting operations.

The CCR refinery processes copper anodes from the Horne, Altonorte and Inco smelters as well as other unrefined copper and precious metals from the Enlarged Xstrata Group and third-party sources. In the six months ended 30 June 2006, the

refinery produced 181,252 tonnes of copper cathode, approximately 469.3 thousand ounces of gold and 16.9 million ounces of silver and in the year ended 31 December 2005, the refinery produced 304,200 tonnes of copper cathode, approximately 908,350 thousand ounces of gold, 33.2 million ounces of silver and, in each period, other by-products including selenium, tellurium, nickel sulphate and a concentrate of platinum group metals. A contract was signed in early 2005 for the refining of Inco anodes at the CCR refinery with shipments commencing in August 2005. In September 2005, the CCR refinery moved to a seven-day operation in preparation to increase 2006 production to 372,000 tonnes.

The Falconbridge Copper Business is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. In addition to materials delivered directly to the Enlarged Xstrata Group's smelters and refineries, the Falconbridge Copper Business operates two sampling facilities in California and Rhode Island for the sampling and preparation of recycle feeds for plants in Roseville, California, Lavergne, Tennessee and Brampton, Ontario that provide asset management and recycling services to original equipment manufacturers for end-of-life electronic hardware. During 2005, a new commercial office and warehouse was opened in Penang, Malaysia to assist Asian based customers with the collection and shipment of electronic scrap from production facilities to the sampling plants in San Jose or Rhode Island. This new company is called Noranda Recycling Malaysia.

The Falconbridge Copper Business's processing plants and technology enable the treatment of large tonnages of recycled materials. In the six months ended 30 June 2006, recycled materials comprised 9% of the feed for the copper smelters and approximately 10% of the copper, 20% of the gold, 10% of the silver and 85% of the platinum group metals produced by the CCR refinery. In the year ended 31 December 2005, recycled materials comprised 12% of the feed for the copper smelters and approximately 17% of the copper, 20% of the gold, 10% of the silver and 95% of the platinum group metals produced by the CCR refinery.

Sales and marketing of the Falconbridge Copper Business's copper

The Falconbridge Copper Business's sales and marketing activities are based in Toronto, Canada; Santiago, Chile; Zug, Switzerland; San Jose, California; and Cleveland, Ohio. Primary functions include the purchase of custom concentrates and recycled materials, and the sale of concentrates, blister, copper cathodes, precious and platinum group metals and sulphuric acid, as well as refinery by-products.

Projects and developments

Kidd Creek operations, Ontario

Exploration support of the Kidd Creek operations in 2005 were conducted in three areas within 200 kilometres of the Enlarged Xstrata Group's core infrastructure in Timmins. Exploration was undertaken in conjunction with junior mining company partners as part of a plan to test all prospective airborne EM targets on properties in the Detour-Normetal, Halliday Dome and FedNor areas by the end of 2007. No significant results were returned in 2005.

Significantly, the exploration expenditures in 2006 are starting to shift back to the Focused Exploration Zone – a region underlain by 150 square kilometres of highly prospective base metal stratigraphy immediately north of Kidd Mine. Previously, the Falconbridge Group conducted exploration in this same area but aimed above a depth of 200m below surface.

Ongoing exploration at the Kidd Creek mine is focused in Mine D between the 98 and 102 levels to upgrade the mineralisation to the inferred resource category.

Work on the shaft bottom and lateral development was completed in the first quarter of 2006. Production from block 2 began in the fourth quarter of 2005 and production from block 3 began in the third quarter of 2006.

The capital expenditures associated with this project are expected to total C$684 million (approximately US$613.0 million) having increased following the approval of a new target schedule and budget that became the project baseline in April 2005, as well as escalation associated with delineation drilling during 2006.

El Pachón, Argentina

The acquisition of the El Pachón project was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine. Diamond drilling, geological mapping and reinterpretation of the resource model

were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets.

Work in 2004 included an external review of the resource estimate and work to update the Feasibility Study prepared by Cambior in 1997. A proposal to place the project in the Prefeasibility Stage of the Mining Stage Gate Process was presented to senior management in 2005. Work on the Prefeasibility Study began in 2006 using SNC Lavalin as the main engineering contractor company.

In 2006, work has progressed in road re-opening, environmental baseline data collection and progression of the project towards the feasibility gate. The project is currently in the pre-feasibility stage. Additional metallurgical studies will be completed after the in-fill drill programme, which is planned to start in the fourth quarter of 2006.

El Morro, Chile

The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 Mt grading 0.61% copper and 0.50 grams per tonne gold at a copper cut-off of 0.4% copper. The El Morro resource, located five kilometres west-northwest of La Fortuna, contains an inferred mineral resource estimated at 45 Mt grading 0.5% copper and 0.2 gram per tonne gold at a cut-off grade of 0.4% copper.

The Falconbridge Group has a 70% interest in the El Morro property from Metallica Resources Inc. having paid US$10 million in cash to Metallica Resources Inc. and it is now preparing a pre-feasibility study. If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty. Other agreement obligations have been met, including an initial cash payment of US$300,000, subscribing for US$1 million in shares of Metallica Resources Inc. and completing aggregate expenditures on the property of more than US$10 million. The Enlarged Xstrata Group intends to maintain the property and satisfy its outstanding legal and environmental obligations. In 2006 pre-feasibility level work has been carried out. Key elements of this work have included metallurgical studies as well as an infill diamond drill programme designed to upgrade the La Fortuna resource to the measured and indicated categories.

Rosario West, Chile

The first stage of the Inferred Resource estimate on Collahuasi's Rosario West zone was completed in 2005. Exploration results indicate the Rosario West zone contains an inferred mineral resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. The joint venture partners (Anglo American, Falconbridge Limited and a Japanese consortium led by Mitsui & Co., Ltd.) believe that these exploration results further demonstrate the potential of developing resources at Collahuasi.

The mineral resource is located in the central part of the Rosario West zone, and only 300 metres from the projected edge of the Rosario open pit. The mineralised zone, as currently defined, remains open to the north, south and at depth, and is thought to occupy approximately 50% of the total prospective area.

Copper mineralisation is principally contained in a structurally controlled chalcocite supergene blanket that formed over a swarm of high sulfidation veins. These results indicate potential to extend the life of the current operation, and add leachable resources to the existing reserve base. Portions of the resource contain elevated arsenic content that will be subject to further study.

Collahuasi has extended the drill programme into 2006. Although Rosario West is the main focus of the current diamond-drill campaign, exploration drilling is also in progress on the Poderosa zone, located immediately southeast of the Rosario operation, where geophysical surveys have yielded strong anomalies.

Since start-up the operating experience has increased the throughput of Collahuasi from the nameplate design capacity of 110,000 tonnes per day to over 130,000 tonnes per day in July 2006 using the same equipment. However, there is potential to increase capacity to 150,000 tonnes per day and this increased capacity is currently in the process of being implemented depending on water availability. The focus of the management team is on the continued optimisation of the current facilities through a series of debottlenecking initiatives allowing for increased production.

Further expansion is also being assessed due to the existing large and growing resource base. Although the current resource base could support further expansion on its own, exploration efforts have also identified a new high grade zone (named "Rosario West"), which is approximately 250 metres south of the Rosario pit. In addition, other geological anomalies have also been identified that could further increase the size of the Rosario West resource, currently estimated to be in excess of 250 Mt of 1.5% copper. The strategy is to further define the potential of this new resource which, given its size and high copper grades, could provide the most profitable ore to support a further expansion in copper production.

Antamina, Peru

Adding additional grinding capacity is being assessed with the potential installation of a pebble crushing circuit which would assist SAG milling of hard ores (M4/M4A) and, therefore, increasing the overall throughput and production of metal in concentrate. Engineering is currently being completed with a decision to implement expected in 2006.

West Wall, Chile

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 metres to 3,700 metres. The Falconbridge Group satisfied all outstanding earn-in obligations in 2005 under a joint venture with Minera Anglo American Chile, and is currently vested at 50%. A low grade porphyry resource was identified on the property in the 1980s by Minera Anglo American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralisation underlain by significant primary mineralisation. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Economic evaluation of the mineralisation revealed the zone to be uneconomic due to moderate grade and significant thickness of barren leach cap.

Discussions between the partners are ongoing in respect of continuing exploration.

Frieda River, Papua New Guinea

The Falconbridge Group optioned the Frieda River property in Papua New Guinea from Highlands Pacific Ltd. ("Highlands Pacific") in January 2002. The property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena). The agreement with Highlands Pacific allows for the Enlarged Xstrata Group to earn a 72% interest in any or all of the properties by spending an aggregate US$5 million over five years and completing a feasibility study on an elected property or properties. The 72% interest is subject to reduction if the Papua New Guinean government exercises its right to acquire up to a 30% interest in the project. During the option period, the Enlarged Xstrata Group may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property by paying US$10.8 million and completing a feasibility study.

As part of a 1996 prefeasibility study, Highlands Pacific estimated an inferred resource of 270 Mt of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit was estimated to contain measured and indicated resources totalling 49.8 Mt at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade. Incorporation of more recent drilling into a revised block model in 2003, followed by an optimisation study in 2004, estimated the Horse-Ivaal-Trukai deposit to contain indicated mineral resources totalling 74.6 Mt at a grade of 0.63% copper and 0.37 grams per tonne gold plus inferred mineral resources totalling 360 Mt grading 0.6% copper and 0.38 grams per tonne gold in a potential open pit.

The 2005 work programme on the Frieda River project closed off the northern and southern extensions of the Nena deposit and focused on identifying high grade Nena-style copper-gold mineralisation at North Debom, Hiro Ridge and Ekwai Debom. The best intersections came from Ekwai Debom where hole 053NOR05 cored 204 metres of 0.81% copper and 0.22 grams per tonne gold, including 48 metres of 1.85% copper and 0.22 grams per tonne of gold (18m to 66m). A follow-up hole (076NOR05) located 50 metres to the north intersected 24 metres of 3.20% copper, 0.36 grams per tonne of gold, starting at a hole depth of 42 metres. Drilling in 2004-2005 increased the Nena mineral resource in-situ copper tonnes by 20%. The new optimised resource stands at 42.7 Mt at 3.09% copper and 0.59 grams per tonne of gold in a potential open pit. A metallurgical drilling programme in 2005 has been successful in collecting geological end members for evaluation at the Falconbridge Technology Centre. The overall objective is aimed at enhancing potential recoveries and concentrate grades within the Nena high sulfidation system.

The exploration work programme for 2006 is concentrating on increasing the porphyry hypogene mineral resource in order to facilitate a large tonnage mining and processing operation. Areas such as Kokomo, Koki, Horse East and Guria are considered to have the highest potential for discovering additional tonnes. Higher grade, near surface secondary enriched

zones associated with the porphyries will also be targeted. Pending a favourable outcome of the phase 1 metallurgical tests, phase 2 will be implemented involving laboratory flotation tests in order to arrive at a statement of expected grades and recoveries. Hydrometallurgical test work will be undertaken to further explore the leaching process alternatives.

Lomas Bayas Expansion, Chile

As part of the Falconbridge Group's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and is now complete. Construction of the pilot plant was completed in August 2005 and pilot testing (the first stage of two) is expected to be completed in November 2006. The results of conceptual studies to optimise the development of Fortuna and integration with Lomas are being assessed. A decision on which alternative to pursue is expected to be taken later in 2006.

Aluminum Business summary

Introduction

Alumina (aluminium oxide) is produced from bauxite, the basic aluminium-bearing ore, by a chemical process. Aluminium is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminium from the oxygen in alumina. The smelting of one tonne of aluminium requires between 14 and 18.5 megawatthours of electric energy. Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminium.

The Aluminum Business's aluminium products include primary aluminium in the form of 1,500 lb standard ingots (sows), billet, electrical conductor rod and foundry alloy. The Aluminum Business's aluminium fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; container stock used for semi-rigid food packaging and disposable cookware; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers.

In each of the year ended 31 December 2005 and the six-month period ended 30 June 2006, 99.9% of the Aluminum Business's consolidated aluminium sales were made in North America.

The Aluminum Business operates six plants in the United States that produce alumina, primary aluminium and aluminium foil, as well as a mining operation in St. Ann, Jamaica. The alumina plant and the bauxite mining operations are operated under a 50% joint interest with Century Aluminum Company. In the year ended 31 December 2005, approximately 93.6% of consolidated aluminium sales were to United States customers, compared with 93.8% for the six-month period ended 30 June 2006.

The Aluminum Business's fabricated products operations purchase the majority of the Aluminum Business's primary metal requirements from third parties. This allows the primary reduction plant to optimise product mix by selling value-added products to third parties. St. Ann Bauxite produces all of the bauxite used at the Gramercy alumina refinery, and sells excess bauxite to third parties. The Gramercy alumina refinery, which currently has the capacity to produce just over one million tonnes of smelter grade alumina, plus an additional 200,000 tonnes of chemical grade alumina, supplies all of the alumina used at the Aluminum Business's New Madrid smelter, and sells the balance of its alumina to Century Aluminum Company or third parties.

Reserve and resource base

The table below sets out the Aluminum Business's attributable aluminium reserve base as at 31 December 2005 (the Aluminum Business has no reportable resource base):

Mine	% Ownership	Commodity	Mineral reserves[1] Proven	Probable
			Mt (except as otherwise stated)	
St Ann Bauxite	50.0		9.708	19.593
		% Aluminium	25.37	24.91

Notes

The above table sets out the Aluminum Business's attributable aluminium reserve base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve estimates.

[1] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

Production

The tables below set out the total mine production and attributable primary aluminium and bauxite production of the Aluminum Business for the years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2005 and 30 June 2006:

Total mine production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
		tonnes		
Primary aluminium	247,472	245,581	123,078	125,698
Bauxite	660,858	3,744,788	1,882,417	2,512,158

Note

[1] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
		tonnes		
Primary aluminium	247,472	245,581	123,078	125,698
Bauxite	330,429	1,872,394	941,209	1,256,079

Note

[1] See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Aluminum Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from Part X – "Financial Information Relating to the Falconbridge Group – Financial information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003") and for the six months ended 30 June 2006 (which has been extracted without material amendment from Part X – "Financial Information Relating to the Falconbridge Group – Unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006"):

	Audited Restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		**Unaudited Canadian GAAP Six months ended 30 June 2006**	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
Aluminum Business	US$m	(%)	US$m	(%)	US$m	(%)
Revenues	935	13.8	1,077	13.2	676	9.9
Income generated from operating assets[1]	89	6.4	106	5.8	120	6.1

Note

[1] For a definition of income generated from operating assets, see the section of this document headed "Presentation of Information – Presentation of financial information – Supplemental performance measures in respect of the Falconbridge Group".

Cost curve

A cost curve provided by Brook Hunt for 2005 ranks the Aluminum Business in the third quartile of global aluminium smelter producers. See the section of this document headed "Presentation of Information – Cost curves".

For an overview of the industry in which the Aluminum Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Aluminum industry overview".

Description of the Aluminum Business's operations

Primary products

Alumina requirements are supplied by Gramercy Alumina LLC ("Gramercy") of Louisiana. On 1 October 2004, Noranda Aluminum, Inc. and Century Aluminum Company each purchased, from Kaiser Aluminum Inc., a 50% ownership interest in Gramercy and a 50% economic interest in the St. Ann Bauxite mine in Jamaica.

The Aluminum Business operates a primary aluminium reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 245,600 tonnes of molten aluminium in the year ended 31 December 2005 and 125,700 tonnes in the six-month period ended 30 June 2006 and the smelter is in the process of increasing the metal production output to 265,000 tpa by 2011. The site also contains a carbon plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500lb standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

The smelter requires constantly approximately 480 megawatts of power, which it receives through a 15-year contract with AmerenUE. The contract has an effective date of 1 June 2005 and includes one-year extensions with a five-year notice period. The contract provides for a power rate of approximately US$35/MWh, with any future rate changes subject to approval by the regulatory authorities of the State of Missouri.

Fabricated products

The Aluminum Business operates four plants in the South-Eastern United States that combine to serve a broad range of customer needs. The Enlarged Xstrata Group is the second largest producer of aluminium foil products in North America. In the year ended 31 December 2005, third-party shipments totalled 178,000 tonnes and in the six-month period ended 30 June 2006, totalled 95,000 tonnes.

The original Huntingdon, Tennessee plant, which the Aluminum Business has operated since 1979, has an approximate annual production capacity of 60,000 tonnes. It produces heavy-gauge foil from continuous cast metal, serving the electrical, semi-rigid container and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an approximate annual production capacity of 45,000 tonnes of light and heavy-gauge foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce approximately 15,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

The Falconbridge Group recently completed construction of a modern aluminium foil plant at a cost of US$226 million (excluding financing) to reinforce the Aluminum Business's position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 107,000 tonnes of heavy-gauge foil, bringing the Aluminum Business's total annual foil production capacity to 227,000 tonnes. The plant utilises state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

Sales and marketing of the Aluminum Business's aluminium

Primary products (billet, foundry and rod) are marketed to customers using three Regional Sales Managers, three foundry alloy distributors and one rod distributor. Approximately 97% of those products are sold directly to the end-user with the balance being sold through the distribution network. Customers are based throughout North America with the greatest concentration in the central United States. Also, an agreement is in place with a German company for the marketing and manufacturing of high strength primary die-casting alloys (which are patent protected) in North America.

New US federal efficiency standards for central air conditioning units have boosted demand for finstock, which is the Aluminum Business's most important end-use market. Growth has also remained strong in the semi-rigid container market largely because of rising demand for prepared foods.

Projects and developments

Currently, the aluminium smelter has four projects in progress intended to achieve world-class performance when compared to similar technology. These projects are intended to increase metal production by 12,000 tonnes per year by 2011 and to result in improved energy efficiency.

Norandal is considering a brownfield expansion of its Salisbury rolling plant which contemplates adding a used breakdown mill along with either two or three new continuous casters to support the finishing capabilities of the existing plant. Depending on the number of casters, capital costs are estimated to be between US$50 million and US$75 million. The project is currently in the early stages of development and, if approved, is intended to commence between 2008 and 2010.

Falconbridge Zinc Business summary

Introduction

The Falconbridge Zinc Business markets zinc metal directly from its Kidd Creek division and acts as a marketing agent for the Noranda Income Fund's Canadian Electrolytic Zinc refinery (CEZ). Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. CEZ and Kidd Creek are jointly a major supplier of zinc metal and zinc powders, accounting for approximately 4% of world refined production. In each of the year ended 31 December 2005 and the six-month period ended 30 June 2006, over 95% of the Falconbridge Zinc Business's consolidated sales of zinc on behalf of Kidd Creek and CEZ were in North America, with the balance sold to customers in Europe and Asia. The galvanising sector represented approximately 55% of the Falconbridge Zinc Business's consolidated zinc sales in each of the year ended 31 December 2005 and the six-month period ended 30 June 2006.

Zinc production is dependent on concentrates from mines. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of the Enlarged Xstrata Group. This allows the Falconbridge Zinc Business to take advantage of transportation, cost differentials and the treatment capabilities of its refineries. Concentrate purchases originate with both local mines and, subject to market conditions, offshore mines. The Falconbridge Zinc Business also markets Antamina zinc concentrates to European customers.

The Falconbridge Zinc Business produces zinc concentrate and copper concentrates at its mines and procures and processes zinc concentrate at the Canadian Electrolytic Zinc Limited ("CEZ") refinery owned by the Noranda Income Fund. The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates, residues and recycle materials at the Brunswick smelter. Marketing of the CEZ refinery and the Falconbridge Zinc Business's zinc metal and related alloys, as well as the Falconbridge Zinc Business's lead metal and related alloys, is carried out through its head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market. In addition, the Falconbridge Zinc Business operates the General Smelting of Canada foundry in Lachine, Quebec, which produces various lead and zinc alloys and anodes. The Falconbridge Zinc Business also operates NorFalco LLC, which markets, transports and distributes the sulphuric acid produced by all Falconbridge Group copper, zinc and nickel operations located in Canada to customers in North America.

Reserve and resource base

The table below sets out the Falconbridge Zinc Business's attributable zinc reserve and resource base as at 31 December 2005 (the Falconbridge Zinc Business has no reportable Inferred Resources):

Mine	% Ownership	Commodity	Mineral reserves[1]		Mineral resources (in addition to mineral reserves)[1]	
			Proven	Probable	Measured	Indicated
			Mt (except as otherwise stated)			
Brunswick Mine	100.0		13.230	1.462	1.542	1.942
		% Copper	0.38	0.21	0.34	0.30
		% Zinc	8.83	8.26	9.07	9.60
		% Lead	3.52	3.63	3.53	4.07
		Silver (g/t)	104	106	94	101

Notes:

The above table sets out the Zinc Business's attributable copper, zinc, lead and silver reserve and resource base, based on the total mine basis figures in the Falconbridge Group Mineral Reserves and Mineral Resources Information. See the section of this document headed "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the reserve and resource estimates.

[1] In the above table, mineral resources are additional to mineral reserves and are not included in the mineral reserve estimates. See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of reserve amounts.

Production

The tables below set out the total mine production and attributable production of the Falconbridge Zinc Business for the years ended 31 December 2004 and 31 December 2005 and the six months ended 30 June 2005 and 30 June 2006:

Total mine production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
		tonnes		
Mined zinc	367,000	265,600	139,100	133,900
Refined zinc	398,857	386,112	211,039	205,179
Mined lead	73,700	75,400	39,300	38,300
Refined lead	83,800	76,100	44,500	42,400

Note

(1) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Attributable production[1]	Year ended 31 December		Six months ended 30 June	
	2004	2005	2005	2006
		tonnes		
Mined zinc	367,000	265,600	139,100	133,900
Refined zinc	190,857	181,812	109,439	107,079
Mined lead	73,700	75,400	39,300	38,300
Refined lead	83,800	76,100	44,500	42,400

Note

(1) See the section of this document headed "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

Financial information

The table below provides selected summary financial information in relation to the Falconbridge Zinc Business for the year ended 31 December 2004 and the year ended 31 December 2005 (which has been extracted without material amendment from Part X – "Financial Information Relating to the Falconbridge Group – Financial Information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003") and for the six months ended 30 June 2006 (which has been extracted without material amendment from Part X – "Financial Information Relating to the Falconbridge Group – Unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006"):

	Audited Restated Canadian GAAP Year ended 31 December 2004		Audited Canadian GAAP Year ended 31 December 2005		Unaudited Canadian GAAP Six months ended 30 June 2006	
		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group		As a percentage of the Falconbridge Group
Zinc Business	US$m	(%)	US$m	(%)	US$m	(%)
Revenues	415	6.1	504	6.2	570	8.4
Income generated from operating assets[1]	14	1.0	60	3.3	215	10.9

Note

(1) For a definition of income generated from operating assets, see the section of this document headed "Presentation of Information – Presentation of financial information – Supplemental performance measures in respect of the Falconbridge Group".

Cost curve

A cost curve provided by Brook Hunt for 2005 ranks the Falconbridge Zinc Business's zinc smelters, on a weighted basis, in the fourth quartile of worldwide production of zinc metal. Brook Hunt has also ranked the Falconbridge Zinc Business's zinc mines, on a weighted basis, for 2005, and concluded that they are in the third quartile of global zinc mine production. See the section of this document headed "Presentation of Information – Cost curves".

For an overview of the zinc industry in which the Falconbridge Zinc Business operates, see Part II – "Information of the Enlarged Xstrata Group's Business – Overview of the industries in which the Enlarged Xstrata Group principally operates – Zinc and lead industry overview".

The Falconbridge Zinc Business's mining operations

Brunswick mine, New Brunswick

The Brunswick mine was developed and commenced operations in the early 1960s. The Falconbridge Group acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Enlarged Xstrata Group has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300). The Brunswick mine is scheduled for closure in 2010.

Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

Mining methods are open stope with delayed backfill including pillar-less, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator while the excess runs through an effluent treatment facility prior to being discharged.

Processed mine ore increased to an average of 9,700 tonnes per day in the year ended 31 December 2005 and produced 265,600 tonnes of zinc in concentrate. Zinc recoveries in the mill were 88% in the year ended 31 December 2005. Processed mine ore increased to an average of 9,950 tonnes per day in the six-month period ended 30 June 2006 and produced 133,850 tonnes of zinc in concentrate. Zinc recoveries in the mill were 87% in the six-month period ended 30 June 2006.

Matagami division, Quebec

The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine were depleted in 2004. As a result, mine operations at Bell Allard ceased during the fourth quarter of 2004.

The Matagami/Bell Allard concentrator and other surface facilities were placed on care and maintenance to support other potential mining projects in this favourable geologic area, such as Perseverance. The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

The Falconbridge Zinc Business's smelting and refining operations

Brunswick smelter, New Brunswick

The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with the Falconbridge Group's strategy of increasing its flexibility to treat complex feed materials, construction of a new silver refinery was completed in the first quarter of 2001.

The Brunswick smelter also operates a lead-acid battery recycling facility in Belledune, New Brunswick with a processing capacity of 15,000 tonnes of batteries per year. Most of the used batteries are sourced from the Atlantic Provinces with Quebec and the New England states providing the balance.

In December 2002, the Falconbridge Group announced that the Brunswick smelter would change to a seasonal operation effective 1 July 2003 due to the shortage of economic feed material. Under a seasonal operation the plant will run for eight months a year on Brunswick mine concentrates, third-party sulphates and other third-party material, and will be shut down for the remaining four months each year. However, in 2004 and 2005, the plant ran for over nine months due to the improved availability of concentrate and other materials.

CEZ refinery

The CEZ refinery (in which the Enlarged Xstrata Group has a 25% interest via its 25% stake in the Noranda Income Fund) is located in Salaberry de-Valleyfield, Quebec. The refinery processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2003, 2004 and 2005, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by the Enlarged Xstrata Group, including the Brunswick mine, Bell Allard mine and Antamina. The refinery's products are marketed in the United States, Canada, Europe and Asia.

A plant optimisation project increased nominal annual plant capacity from 225,000 tonnes to 255,000 tonnes in 1999.

In the year ended 31 December 2005, the plant achieved near record production of 272,400 tonnes despite the fact that production was negatively impacted by the higher iron levels in the feed mix. In the six-month period ended 30 June 2006, production at the plant totalled 130,782 tonnes, compared with 135,542 tonnes in the six-month period ended 30 June 2005. During the first quarter of 2006, production was negatively affected by the breakdown of one of the electrolyte circulation pipes in the refinery. This breakdown has not, however, affected the target production for the year ending 31 December 2006.

In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund for a combination of cash and ordinary and priority units of the Fund. These priority units were then sold by Noranda pursuant to two separate public offerings. The Enlarged Xstrata Group continues to own a 25% interest in the Noranda Income Fund in the form of ordinary units. The ordinary units are subordinated in respect of cash distributions to the priority units until 2017.

The Enlarged Xstrata Group is party to a processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually until 2017, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays the Enlarged Xstrata Group for the concentrate based on the LME price for "payable zinc metal" contained in the concentrate less a treatment charge or processing fee, initially set at C$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs and was C$0.361 per pound in 2005.

Pursuant to various management agreements, the Enlarged Xstrata Group will continue to operate and manage the refinery and also provide management, marketing and other administrative services to the Noranda Income Fund.

NorFalco, USA

In April 1998, Noranda, Former Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On 29 June 2001, Noranda DuPont LLC redeemed DuPont's 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC ("NorFalco"). NorFalco purchases and resells to consumers all of the Enlarged Xstrata Group's Canadian sulphuric acid production.

NorFalco has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 1.9 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco was owned by Noranda (65%) and Former Falconbridge (35%) prior to the amalgamation of Noranda and Former Falconbridge and is now 100% owned by the Enlarged Xstrata Group.

Sales and marketing of the Falconbridge Zinc Business's zinc and other products

Marketing of the CEZ refinery and the Falconbridge Zinc Business's zinc metal and related alloys, as well as the Falconbridge Zinc Business's lead metal and related alloys, is carried out through its head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market.

The Falconbridge Zinc Business sells approximately 275,000 tpa of zinc metal produced on behalf of the CEZ refinery and 140,000 tpa on behalf of the Kidd Creek zinc refinery. Sales are made primarily in Canada and the United States.

The Falconbridge Zinc Business sells to the CEZ processing facility up to 550,000 tpa of zinc concentrate from its own mines and from third party suppliers, under a supply and processing agreement to support 100% of planned production rates to 2017. The Falconbridge Zinc Business markets zinc and bulk concentrates to third party smelters and traders into

the global market. In addition, the Falconbridge Zinc Business acts as sales agent in Europe on behalf of Antamina's frame sales agreements.

The Falconbridge Zinc Business procures third party lead concentrate and secondary feeds for the Belledune Lead Smelter and manages the sale of approximately 75,000 tpa of refined lead.

Projects and developments

Perseverance deposits, Quebec

The Perseverance deposits are located close to the Enlarged Xstrata Group's existing mill infrastructure in Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under the Falconbridge Zinc Business's internal review process.

In anticipation of a positive decision on this project a four-year collective agreement was negotiated in 2004 with the local union to cover the closure of the Bell Allard mine and to facilitate the standby period and the possible opening of Perseverance during the four-year term.

During the second quarter of 2006, the Falconbridge Group acquired the 10% interest in the Perseverance property held previously by Société de Developpement de la Baie James ("SDBJ") for C$6.5 million and now has a 100% interest in the property.

On 11 August 2006, Falconbridge announced that it expected to invest approximately US$130 million (C$145 million) in the development of the Perseverance zinc mine. Construction is expected to last about two years, with the mine's life expectancy estimated at roughly five years. The mine is expected to employ approximately 250 people during the construction's peak period and about 225 thereafter.

The zinc produced at the Perseverance mine will be processed at the Enlarged Xstrata Group's former Matagami mine facilities where, in anticipation of the Perseverance project start-up, Falconbridge retained the administrative offices and concentrator after the Bell-Allard mine's closure in 2004. The annual production of 228,000 tonnes of zinc concentrate will be shipped and processed at the CEZ Refinery in Valleyfield, Quebec. The annual production of 35,000 tonnes of copper concentrate will be shipped and processed at the Horne Smelter in Rouyn-Noranda, Quebec.

Perseverance has measured and indicated resources of 5.1 Mt grading 15.8% zinc, 1.24% copper, 29 grams of silver per tonne and 0.38 gram of gold per tonne. The Falconbridge exploration team won the 2001 Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association of Canada for its discovery of this deposit.

Lady Loretta, Australia

The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, the Falconbridge Group exercised its option to acquire a 75% interest in the Lady Loretta project in December 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the adjacent Lady Annie part of the property (above 150 metres), defined as the Lady Annie sublease. The Enlarged Xstrata Group has not yet taken a decision on the timing of any production.

Lennard Shelf, Australia

In April 2004, the Falconbridge Group entered into an agreement with Teck Cominco to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia. In order to earn its 50% interest, the Enlarged Xstrata Group will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited ("Western Metals") in October 2003 for A$26 million (approximately US$19.5 million).

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 Mt of ore. In the year ended 30 June 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead. Work was suspended by Western Metals in late November 2003.

The Enlarged Xstrata Group and Teck Cominco are endeavouring to produce a redevelopment plan for the assets. Work includes a detailed review of resources, as well as mine planning and other optimisation work and an exploration programme to expand the current resources. A revised block model was completed in 2004 and used as a basis for a preliminary mine planning exercise. A mineral resource was estimated to contain measured and indicated resources of 2.8 Mt grading 8.47% zinc and 1.96% lead. Inferred resources totalling 300,000 tonnes grading 8.2% zinc and 1.7% lead were also estimated. These resources contain factors for mining recovery and dilution because they were derived from the mining study.

In 2005, a total of 18,066m in 33 holes were drilled to test targets at Pilijippa (9,431m in 14 holes), Limestone Billy Hills (3,473m in 8 holes), Road Gossan (1,556m in 5 holes) and Pillara Range North (3,603m in 7 holes). The best grades and intersections came from the Pilijippa area, however, a detailed review of results is required to determine whether follow-up drilling is warranted. The 2005 programme was aided with 52.2 km of Gradient IP, 22 km of MIMDAS, 2,690 station gravity survey, along with 2 soil surveys. An integration of these data sets will help in selecting the 2006 drill targets.

Teck Cominco has provided a 2006 work plan that has been reviewed and approved by the Joint Venture Operating Committee. The objective of the programme is to identify additional resources. An aggressive drill programme comprised of 32,000m in 52 holes is planned to evaluate the Emanuel Range and Pillara areas with the assistance of additional IP and gravity geophysics. IP surveying is planned for the Mt. Talbot area.

In April 2006, Falconbridge and Teck Cominco agreed to restart the Pillara mine at a rate of 1 Mtpa. Work is progressing to achieve full commercial production during the first quarter of 2007.

The Lennard Shelf mine is expected to produce 70,000 to 80,000 tpa of zinc, on a 100%-basis, for four to five years. The estimated capital cost of the restart is A$23 million (approximately US$17.2 million) on a 100% basis, with an additional A$5 million (approximately US$3.7 million) in pre-production costs. First concentrate production is planned for early 2007.

Other products and activities of the Falconbridge Group

Lead metal

The Enlarged Xstrata Group is engaged in the mining of lead and the refining and recycling of lead metal at the Enlarged Xstrata Group's wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Canada, Cleveland, Ohio, USA, and Zug, Switzerland. In 2005, over 90% of the Falconbridge Group's consolidated lead metal sales were made in Canada and the United States.

As is the case for copper and zinc production, lead production is dependent upon the availability of mine concentrates. In 2005, approximately 65% of the Brunswick lead smelter feed was supplied by the Brunswick Mine, with the balance sourced from lead/silver concentrates and metal-bearing residues.

Sulphuric Acid

Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at the Enlarged Xstrata Group's Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2005, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 1.9 Mt of sulphuric acid from the Falconbridge Group and third-party suppliers. Sulphuric acid produced at the Enlarged Xstrata Group's Chilean smelter is sold by Falconbridge Chile Limitada locally to mining companies using this product for their copper leaching operations.

Magnesium

The Enlarged Xstrata Group's Danville Quebec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by the Enlarged Xstrata Group and 20% by Société générale de financement du Quebec.

Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminium and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminium alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminium beverage containers is the largest application)

and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

Other subsidiaries

Novicourt

Novicourt, a publicly traded Quebec company, is a Canadian exploration and development company focused on the discovery of new mineral deposits mainly in Canada and Brazil. Novicourt's primary asset until the depletion of ore in July 2005 was a 45% direct interest in the Louvicourt copper/zinc mine located near Val-d'Or, Quebec. Novicourt also owns a 45% interest in the Louvaur/Alexis Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit. Novicourt also participates in exploration joint ventures with others, including Falconbridge.

On 12 July 2005, the Louvicourt mill completed the processing of the final ore produced from the Louvicourt Mine as the ore reserves were depleted.

Copper production from the Louvicourt mine in 2005 was 17,000 tonnes (2004 – 33,000 tonnes) reflecting the reduced ore production and lower copper ore grades averaging 2.2% (2004 – 2.8%). Zinc production was 13,000 tonnes of contained zinc (2004 – 21,000 tonnes). Due to the mine's closure in July 2005, Novicourt's total net revenue in 2005 was C$36.6 million, 40% lower than the total net revenue of C$59.8 million in 2004.

On 22 June 2006 Falconbridge announced that it would offer to acquire by way of takeover bid all of the outstanding common shares of Novicourt that it does not already own (7,620,207 shares) at a cash offer price of C$2.30 per Novicourt share. Falconbridge then held approximately 62.1% of the outstanding common shares of Novicourt. Falconbridge offered an aggregate of approximately C$17.5 million (approximately US$15.7 million) in cash under the offer. The offer, as extended, expired on 22 August 2006, resulting in Falconbridge now holding approximately 93.6% of the common shares of Novicourt. The balance of the Novicourt shares will be acquired by Falconbridge under a second step business compulsory acquisition transaction, expected to be completed in October 2006, after which Novicourt will be a wholly-owned subsidiary of Falconbridge.

Magnola

In January 2003, Falconbridge announced plans for a temporary shutdown of the Falconbridge Group's magnesium business, which is held by Magnola Metallurgy Inc. ("Magnola"), a company owned 80% by the Enlarged Xstrata Group, in response to major structural changes which had taken place in the global magnesium industry. A pre-tax charge of US$520 million was recorded in Falconbridge's 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, exports of low-cost Chinese production have continued to grow and have depressed prices.

At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Quebec.

In 2003, a further US$33 million pre-tax charge related to costs incurred to shut down the plant was recorded in the first quarter. As of 31 December 2005 the book value of the Falconbridge Group's magnesium business was approximately US$280 million (31 December 2004 – US$272 million).

Statutory authorisations, licences and concessions

Nickel

Falcondo

Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

Properties and mines

Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining

concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

Summary of property holdings

Block number	Mineral area	Concession name
BLOCK A		QUISQUEYA NO. 1 CONCESSION
BLOCK C1 W		QUISQUEYA NO. 1 CONCESSION
BLOCK D2		QUISQUEYA NO. 1 CONCESSION
BLOCK B		QUISQUEYA NO. 1 CONCESSION
BLOCK C1 E		QUISQUEYA NO. 1 CONCESSION
BLOCK E		QUISQUEYA NO. 1 CONCESSION (PROJECT AREA)
Total area	21,830 hectares	

The Quisqueya No. 1 Concession is located principally within the District of Monsenor Nouel, Province of La Vega, Dominican Republic.

The term of the mining concession is for an unlimited period.

Raglan

The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and ten 20-year mining leases covering 963 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. One mining lease application covering 32 hectares remains outstanding from 2005.

Summary of property holdings

Lease No.	MNR File No.	Mineral Area (Ha)	Surface Area	Expiry Date	Area
	20980000000	0.00	10.50	31-Jul-07	Donaldson
	8272700007	0.00	172.20	31-May-07	Donaldson
BM836		92.07	0.00	11-Jun-16	Donaldson
BM837		44.04	0.00	11-Jun-16	Zone 3
9697-54		0.00	25.80	01-Feb-07	Katinniq
	8272700011	0.00	20.63	01-Feb-07	Katinniq
BM839		234.45	0.00	11-Jun-16	Katinniq
BM838		30.03	0.00	11-Jun-16	Zone 2
	8272700010	0.00	68.20	01-Mar-07	Katinniq
BM853		28.03	0.00	09-Oct-20	Zone 3
	8272700012	0.00	40.04	31-Mar-07	Zone 3
BM844		12.00	0.00	15-Feb-18	Zone 2
	8272700008	0.00	136.12	31-May-07	Zone 3
	8272700009	0.00	166.49	01-Jun-07	Katinniq
37312	8272700002	0.00	30.56	31-Dec-07	Deception Bay
	827270004	0.00	2.07	01-Jul-07	Deception Bay
35 J/2-1-5	Nunivut	0.00	10.50	01-Feb-07	Deception Bay
	8272700006	0.00	3.13	01-May-07	Deception Bay
9697-2		0.00	6.47	01-Apr-07	Deception Bay
	8272700005	0.00	11.20	01-Jul-07	
	17289	0.00	44.76		Deception Bay
	8272700003	0.00	35.08	01-May-07	
				31-Mar-07	
BM867		16.10	0.00	27-Apr-25	Zone 3
BM859		219.02	0.00	02-May-24	Zone 5/8
BM860		197.20	0.00	02-May-24	West Boundary
BM861		89.90	0.00	02-May-24	East Lake
Total area		962.84	783.75		

In addition to the above noted operating assets, there are 1226 map designated claims that make up the surrounding Raglan property.

Sudbury

The Falconbridge Group has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling and Blezard. The properties comprise of patented land and licences of occupation.

Summary of property holdings

Lindsley Mine

The property comprises six patents covering 919.50 acres of Mineral Rights and 553.79 *acres* of Surface Rights located in Blezard Township in the Sudbury Mining Division.

Falconbridge and East Mine Area

The property comprises 53 patented mining claims covering 2115.09 acres of Mineral and Surface Rights located in Falconbridge and Garson Townships in the Sudbury Mining Division. A portion of this property covers the area where the smelter and related infrastructure are located.

Fecunis, North, Strathcona, Longvack South and Fraser Mines

The property comprises 38 patented mining claims covering 1614.91 acres of Mineral and Surface Rights as well as three Licence of Occupation covering 31.10 acres all of which are located in Levack Township in the Sudbury Mining Division. A portion of this property covers the area where the Fraser Mine is located.

Hardy, Onaping and Craig Mines

The property comprises 18 patented mining claims covering 746.77 acres of Mineral and Surface Rights as well as one (1) Licence of Occupation covering 3.75 acres all of which are located in Levack and Dowling Townships in the Sudbury Mining Division. A portion of this property covers the area where the Onaping Mine is located.

Hardy, Onaping and Craig Mines

The property comprises 17 patented mining claims covering 716.88 acres of Mineral and Surface Rights located in Levack and Dowling Townships in the Sudbury Mining Division. A portion of this property covers the area where the Craig Mine is located.

Nickel Rim South Deposit

The property comprises two patented mining claims covering 89.68 acres of Mineral and Surface Rights located in MacLenan Township in the Sudbury Mining Division.

In addition to the above noted operating assets, there is a much larger land package that makes up the Sudbury Property.

Lindsley Mine

Parcel	Township	Mining	Surface
7 NWS, N 1/2 Lot 5, Con 2	Blezard	160.00	156.03
2243 SES, 7/8 of Lot 6, Con 2	Blezard	280.00	0.00
6055 SES, 7/8 of Lot 6, Con 2	Blezard	0.00	265.91
9070 SES, Lot 5, Con 3	Blezard	319.50	0.00
Deed 107, S 1/2 Lot 5, Con 2	Blezard	160.00	130.39
Deed 110 Pt. Abandoned Road	Blezard	0.00	1.46
Total		919.50	553.79

Notes:

(1) Parcels 2243 and 6055 cover the same geographical area.

Falconbridge and East Mine Area

Parcel	Claims	Township	Acreage
3009 SES	S-4071	Falconbridge	40.00
3010 SES	S-3936	Falconbridge	39.88
3011 SES	S-3937	Falconbridge	40.00
3028 SES	S-4104	Falconbridge	40.00
3029 SES	S-4078	Falconbridge	37.75
3030 SES	S-4103	Falconbridge	40.00
3031 SES	S-4075	Falconbridge	40.00
3032 SES	S-3939	Falconbridge	40.00
3034 SES	S-3606	Falconbridge	39.88
3035 SES	S-4136	Falconbridge	39.00
3036 SES	S-3607	Falconbridge	39.88
3037 SES	S-3608	Falconbridge	39.88
**3038 SES	S-4009	Falconbridge	40.00
**3039 SES	S-4076	Falconbridge	40.00
3040 SES	S-4008	Falconbridge	40.00
**3046 SES	S-4007	Falconbridge	40.00
3047 SES	S-3938	Falconbridge	40.00
3048 SES	S-4087	Falconbridge	40.00
3049 SES	S-4157	Falconbridge	40.00
3050 SES	S-4156	Falconbridge	39.00
3085 SES	S-4149	Falconbridge	39.85
3086 SES	S-4147	Falconbridge	39.00
3104 SES	S-4120	Falconbridge	39.00
3134 SES	S-4191	Falconbridge	40.00
3135 SES	S-4192	Falconbridge	39.99
3139 SES	S-4226	Falconbridge	40.00
3141 SES	S-4193	Falconbridge	40.00
5968 SES	S-17185	Falconbridge	40.00
5970 SES	S-17186	Falconbridge	40.00
5972 SES	S-17170	Falconbridge	40.00
5973 SES	S-17180	Falconbridge	40.00
5974 SES	S-17187	Falconbridge	40.00
5975 SES	S-17184	Falconbridge	40.00
5976 SES	S-17181	Falconbridge	39.00
5977 SES	S-17402	Falconbridge	39.88
5978 SES	S-17403	Falconbridge	39.88
5979 SES	S-17401	Falconbridge	40.00
5981 SES	S-17182	Falconbridge	39.00
6332 SES	S-17176	Falconbridge	40.00
6333 SES	S-17369	Falconbridge	40.00
6334 SES	S-17373	Falconbridge	39.00
6335 SES	S-17375	Falconbridge	39.88
6341 SES	S-17371	Falconbridge	40.00
6342 SES	S-17370	Falconbridge	40.00
6343 SES	S-17372	Falconbridge	39.00
8120 SES	S-27352	Falconbridge	39.88
**32527 SES	S-4231	Falconbridge	40.00
Total			1,868.59
3133 SES	S-4148	Garson	40.00
3165 SES	S-4144	Garson	40.00
3166 SES	S-4146	Garson	40.00
3167 SES	S-4218	Garson	43.25
3168 SES	S-4217	Garson	43.25
3202 SES	S-4145	Garson	40.00
Total			246.50
Grand Total			2,115.09

** smelter and smelter related infrastructure

Fecunis, North, Strathcona, Longvack South and Fraser Mines

Parcel	Claims	Township	Acreage
574 SWS	P	Levack	148.50
1613 SWS	P	Levack	146.00
5649 SWS	S-3899	Levack	40.00
5650 SWS	S-3900	Levack	40.00
5653 SWS	S-3898	Levack	37.13
5654 SWS	S-3897	Levack	37.13
7395 SWS	S-3429	Levack	40.00
7503 SWS	S-3426	Levack	40.00
8149 SWS	S-18072	Levack	40.00
8150 SWS	S-18071	Levack	40.00
**8151 SWS	S-18097	Levack	40.00
**8152 SWS	S-18096	Levack	40.00
8154 SWS	S-18073	Levack	40.00
8894 SWS	S-28474	Levack	40.00
8897 SWS	S-28485	Levack	40.00
8898 SWS	S-28486	Levack	40.00
9164 SWS	S-28503	Levack	40.00
9178 SWS	S-28501	Levack	40.00
9179 SWS	S-28502	Levack	40.00
9302 SWS	S-28481	Levack	22.30
9303 SWS	S-28480	Levack	22.06
13689 SWS	S-2514	Levack	1.04
LO 10551	S-28481	Levack	10.50
5655 SWS	S-3901	Levack	40.00
7388 SWS	S-2514	Levack	14.15
8163 SWS	S-17985	Levack	40.00
8164 SWS	S-17986	Levack	40.00
8892 SWS	S-28470	Levack	40.00
8893 SWS	S-28471	Levack	40.00
8895 SWS	S-28272	Levack	40.00
8895A SWS	S-28475	Levack	40.00
9176 SWS	S-28498	Levack	40.00
9177 SWS	S-28499	Levack	40.00
9185 SWS	S-28494	Levack	40.00
9271 SWS	S-28482	Levack	48.00
9279 SWS	S-28484	Levack	44.00
9281 SWS	S-28479	Levack	25.00
9282 SWS	S-28483	Levack	47.40
9411 SWS	S-28476	Levack	22.21
LO 10544	S-28479	Levack	20.00
LO 10546	S-28483	Levack	0.60
Total			1,646.01

** Fraser Mine

Hardy, Onaping and Craig Mines

Parcel	Claims	Township	Acreage
5821 SWS	S-2666	Levack	36.25
5822 SWS	S-2665	Levack	40.00
**8157 SWS	S-18291	Levack	40.88
8158 SWS	S-18292	Levack	40.88
8541 SWS	S-27814	Levack	39.48
8542 SWS	S-31472	Levack	39.48
LO10178	S-2666	Levack	3.75
Total			240.70
5820 SWS	S-2657	Dowling	44.00
5823 SWS	S-2656	Dowling	43.63
5830 SWS	S-2667	Dowling	35.86
8220 SWS	S-18263	Dowling	41.00
8490 SWS	S-27947	Dowling	36.49
8491 SWS	S-27946	Dowling	44.46
8501 SWS	S-27845	Dowling	44.00
8586 SWS	S-31688	Dowling	44.60
8923 SWS	S-28325	Dowling	43.59
8924 SWS	S-28329	Dowling	44.40
8936 SWS	S-28330	Dowling	44.00
12130 SWS	S-50254	Dowling	43.79
Total			509.81
Grand Total			750.52

** Onaping Mine

Hardy, Onaping and Craig Mines

Parcel	Claims	Township	Acreage
8144 SWS	S-3417	Levack	43.00
8145 SWS	S-3416	Levack	43.00
8153 SWS	S-18252	Levack	40.88
8155 SWS	S-3418	Levack	40.88
8156 SWS	S-18191	Levack	40.88
**8511 SWS	S-28346	Levack	43.00
8513 SWS	S-28344	Levack	43.00
8514 SWS	S-28334	Levack	43.00
8515 SWS	S-28333	Levack	43.00
8516 SWS	S-28337	Levack	40.88
8517 SWS	S-28336	Levack	40.88
8518 SWS	S-28335	Levack	40.88
8519 SWS	S-28332	Levack	40.88
Total			544.13
8694 SWS	S-28326	Dowling	43.25
8880 SWS	S-28328	Dowling	43.25
8881 SWS	S-28331	Dowling	43.25
9340 SWS	S-31292	Dowling	43.00
Total			172.75
Grand Total			716.88

** Craig Mine

Nickel Rim South Deposit

Parcel	Claims	Township	Acreage
51180 SES (formerly 3200 SES)	S-3458	MacLenan	36.18
51180 SES (formerly 9094 SES)	S29278	MacLenan	53.50
Total			89.68

All cover Mining and Surface Rights, except for LO 10551, which is for Mining Rights only.
Certain Parcels in Falconbridge and Garson Township are subject to a Joint Venture Agreement. The Enlarged Xstrata Group holds a 40% interest in the Mining Rights and a 100% interest in the Surface Rights.

In addition to the above noted operating assets, there is a much larger land package that makes up the Sudbury Property.

Montcalm

The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

Summary of property holdings

Parcel	Claims	Township	Area (acres)
1847 LC	P437998 et. al.	Montcalm	830.12
1848 LC	P480122 et. al.	Montcalm	375.66
1845 LC	P458302 et. al.	Montcalm	375.66
1846 LC	P393400 et. al.	Montcalm	833.28

Koniambo

In 1998, Falconbridge entered into a joint venture agreement with SMSP and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000 tpa nickel in ferronickel mining and smelting complex.

Summary of property holdings

Concession name	Concession number	Area (ha)	Expiry date
ADVANCE CALEDONIA	556	184.5	
AS	533	1037.5	
BALACLAVA	526	392.6	
BILBOQUET	736	1192	
BILBOQUET EXT.	1797	44.62	10 April 2031
BILBOQUET EXT. 2	2527	35.97	7 December 2017
BOUM EXT.	2568	34.42	7 December 2017
BOUM RED PT. A AND B	527	100	
CAPONET	559	74.49	
CF	558	576	
COCO	1538	30.12	
COINDOU	560	100	
CONFIANCE 3	2616	83.85	16 December 2018
CONFIANCE 4	2617	30	16 December 2018
CONFIANCE RED	528	616.8	
FREDERIC	631	49.82	
GUERIOUM	601	2002	
GUERIOUM EXT	1795	43.83	10 April 2031
GUERIOUM EST	602	80	
HORTENSIA	2239	30.13	30 January 2014
KAFEATE 1	2618	35.81	16 December 2018
KATAVITI	535	275.36	
**KNOCK	2021	14	6 January 2011
LA FAUR	2506	16.48	7 December 2017
LOUISE	742	192.87	
MANGUEN	676	217.7	
MARGUERITE CONSOLATION R	990	62.9	
MEFIANCE PT. 1 AND 2	187	732.6	
MONT KATEPAHIE	186	200	
NAMOUNA	1794	322.99	10 April 2031
REVELATION 1 RED PT. A AND B	563	253.96	
REVELATION 2	564	546.37	
REVELATION 3	530	556.3	
REVELATION 4	2619	7.5	16 December 2018
REVELATION 5	2620	5.4	16 December 2018
REVELATION 6	2621	19.5	16 December 2018
REVELATION 7	2622	32.5	16 December 2018
SEPTEMBRE	1852	45.02	22 October 2031
S.M.M.O. 42	1933	407.27	27 December 2033
S.M.M.O. 82	2104	45.04	25 November 2011
THERMIDOR	1572	5	
TIETA	565	96.87	
TIETA 4	2623	22.62	16 December 2018
TIPOUET	566	165.9	
TIVOLI	537	20	
TRAZY	991	81.5	
TRAZY EXT.	2240	31.21	30 January 2014
TRAZY EXT. 2	2635	25	16 December 2018
VIOLETTE PT. A AND B	2321	86.61	11 December 2015

** Renewal requested

Note: All Concessions without Expiry Dates are issued in perpetuity.

Kabanga Project, Tanzania

Summary of property holdings

Licences held by Kabanga

Licence number	Acquisition date	Next renewal date	Expiry date
PL 2323/03 (Nyakahura)	5 September 2003	4 September 2006[1]	4 September 2010
PL 2206/03 (Nyanzali)	28 April 2003	27 April 2008	27 April 2010
PL 2209/03 (Mabawe)	10 April 2003	9 April 2008	9 April 2010
PL 2205/03 (Kivango)	10 April 2003	9 April 2008	9 April 2010
PL 2346/03 (Mururama)	31 October 2003	30 October 2006	30 October 2010
PL 1557/2000 (Kabanga)	1 July 2000	n/a	30 June 2007
PL 2207/03 (Luhuma)	28 April 2003	27 April 2008	27 April 2010
PL 2208/03 (Kalinzi)	10 April 2003	9 April 2008	9 April 2010
PL 2554/04 (Rulenge)	3 June 2004	2 June 2007	2 June 2011
PL 3069/05 (Kabanga)	17 February 2005	16 February 2008	16 February 2012
PL 2691/04 (Kivago)	2 October 2004	1 October 2007	1 October 2011
PL 2692/04 (Nyanzali)	2 October 2004	1 October 2007	1 October 2011
PL 2693/04 (Luhuma)	2 October 2004	1 October 2007	1 October 2011
PL 2694/04 (Nyakahura)	2 October 2004	1 October 2007	1 October 2011
PL 2695/04 (Kalinzi)	2 October 2004	1 October 2007	1 October 2011
PL 2892/04 (Mabawe)	30 November 2004	29 November 2007	29 November 2011
PL 2893/04 (Mururama)	30 November 2004	29 November 2007	29 November 2011
Application No. 2657 (Wedge)	Offer Received 1 April 2006		
Application No. 3811 (Nyakahura)	Application Submitted 6 April 2006		
Application No. 3812 (Mururama)	Application Submitted 6 April 2006		
Application No. 3813 (Nyanzali)	Application Submitted 6 April 2006		
Application No. 3814 (Mabawe)	Application Submitted 6 April 2006		
Application No. 3815 (Kalinzi)	Application Submitted 6 April 2006		
Application No. 3816 (Kivango)	Application Submitted 6 April 2006		
Application No. 3817 (Luhuma)	Application Submitted 6 April 2006		
PL 2609/04 (Kabanga)	14 July 2004	13 July 2007	13 July 2011
PL 3536/05 (Kabanga)	5 September 2005	4 September 2008	4 September 2012
PL 3537/05 (Kabanga)	5 September 2005	4 September 2008	4 September 2012
Application No. 3821 (Kalinzi)	Application Submitted 10 April 2006		
Application No. 3822 (Mabawe)	Application Submitted 10 April 2006		
Application No. 3823 (Kivango)	Application Submitted 10 April 2006		
Application No. 3880 (Luhuma)	Application Submitted 28 April 2006		
Application No. 3881 (Nyanzali)	Application Submitted 28 April 2006		

Note:

[1] Application filed on 31 August 2006.

Araguaia, Brazil

In 2005, the Nickel Business discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil. These are new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration team in October 2004.

The deposits occur on properties owned by the Enlarged Xstrata Group or where the Enlarged Xstrata Group has the right to earn a 100% interest by completing a series of cash payments totaling US$2.4 million staged over eight years. Falconbridge has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to almost 5,400 square kilometres (539,000 hectares).

Copper

Altonorte Smelter

The Altonorte copper smelter is located in northern Chile.

Summary of property holdings

The following table sets forth the mining development concessions for the Falconbridge Group's installations at the Altonorte site. All of the concessions have been granted and are maintained by the payment of annual taxes.

Mining development concession	Record number	Area (ha)	Date of filing of mining development claim	Registration date
OLGA 1 AL 50	7.720	500	5 September 1991	30 December 1992
NORTE UNO 1 AL 36	17.274	180	26 February 1999	22 November 2000
NORTE DOS 1 AL 10	17.272	50	26 February 1999	22 November 2000
AMANDITA 1 AL 2	17.273	10	26 February 1999	22 November 2000
ALTO 1 AL 52	17.275	260	26 February 1999	22 November 2000
ANDREITA 1 AL 30	32.665	132	12 May 2000	27 March 2007
Total area		1,132		

Antamina

The Antamina operation is located in the Andes mountains in Peru, approximately 270 kilometres north of Lima at an elevation of 4,300 metres.

Summary of property holdings

Antamina

The property consists of 70 concessions covering 7,725.25 hectares located in the San Marcos District in the Province of Huari.

Antamina No 1

The property consists of five concessions covering 4,014.00 hectares located in the San Marcos District in the Province of Huari.

Antamina – Huarmey

The property consists of six concessions covering 3,500.00 hectares located in the Huarmey and Paypay Districts in the Province of Huarmey.

Collahuasi

The Collahuasi property covers 435 exploitation concessions over 128,621 hectares and 184 exploration concessions over 61,800 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper mineralisation at the adjacent Rosario West deposit.

Summary of property holdings

The following table sets out the exploitation concessions covered by the Collahuasi property:

Property	Number of exploitation concessions	Area (ha)
Sector Yacimiento	184	35,399
Sociedad Contractual Minera Michincha	29	22,920
Comuna de Iquique	18	2,127
Comuna de Pica	69	39,984
Comuna de Pozo Almonte	55	6,440
Sector Huasco	26	6,650
Pertenencias Zona de Interes	44	15,101

Kidd Creek Mining Division, Ontario

The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Province of Ontario. The properties owned by Falconbridge are comprised of 14 patented and leasehold half lots.

Summary of property holdings

The property consists of four leases covering 195 hectares, 11 patents covering 777 hectares of mining and surface rights as well as one surface rights lease covering two hectares and one surface rights patent covering 65 hectares all of which are located in Kidd Township in the Porcupine Mining Division, Province of Ontario.

Parcel	Location	Lease number	Acres	Expiry
Leased Land				
377 LC	S 1/2 N 1/2 Lot 3 Con 3	105419 (formerly 101723)	80.00	1 October 2010
300 LC	N 1/2 N 1/2 Lot 3 Con 3	104924 (formerly 101150)	80.00	1 September 2008
301 LC	S 1/2 N 1/2 Lot 4 Con 4	104925 (formerly 101151)	161.00	1 August 2008
302 LC	S 1/2 Lot 1 Con 4	104926 (formerly 101152)	160.00	31 August 2008
Total			481.00	195 Hectares
Patented Land				
14985 SEC	N 1/2 Lot 1 Con 3		160.00	Mining and Surface
11471 SEC	N 1/2 Lot 2 Con 4		160.00	Mining and Surface
13569 SEC	N 1/2 Lot 3 Con 4		160.00	Mining and Surface
13571 SEC	Pt. N 1/2 Lot 4 Con 4		160.00	Mining and Surface
15114 SEC	S 1/2 Lot 3 Con 5		159.00	Mining and Surface
14980 SEC	N 1/2 Lot 3 Con 5		159.00	Mining and Surface
12757 SEC	N 1/2 Lot 4 Con 5		160.50	Mining and Surface
13574 SEC	S Pt. Lot 4 Con 4		160.50	Mining and Surface
11998 SEC	N 1/2 Lot 1 Con 4		160.50	Mining and Surface
14117 SEC	N 1/2 Lot 5 Con 5		159.50	Mining and Surface
14118 SEC	N 1/2 Lot 6 Con 5		159.50	Mining and Surface
			1,758.50	777 Hectares
				972 Hectares
Surface Leases				
16186 SEC	Pt. Lot 2 Con 4	266303	3.00	2 Hectares
Surface Patent				
19299 SEC	S 1/2 Lot 5 Con 5		159.50	65 Hectares
			159.50	
Total			2,563.00	1,037 Hectares

Kidd Creek Metallurgical Division, *Ontario*

The ore from Kidd Creek Mining Division is transported by a railway owned by the Enlarged Xstrata Group to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres south-east of the Kidd Mine.

Summary of property holdings

The property consists of one lease covering 64 hectares, two patents covering 128 hectares of mining and surface rights as well as six surface rights lease covering 586 hectares and 12 surface rights patent covering 770 hectares all of which are located in Hoyle Township in the Porcupine Mining Division, Province of Ontario.

Parcel	Location	Lease number	Acres
Leased Land			
1813 LC	S 1/2 Lot 1 Con 2	104882	160.00
			160.00
Patented Land			
14342 SEC	N 1/2 Lot 1 Con 1		160.00
15468 SEC	S Pt N Lot 1 Con 1		160.00
			320.00
Total			480.00
Surface Rights Only			
Leased Land			
8654 SEC	NE Pt S 1/2 Lot 3 Con 1	Private Lease	29.70
17302 SEC	S Pt N 1/2 Lot 3 Con 1	Private Lease	3.80
1815 LC	N 1/2 Lot 1 Con 2	104882	160.00
1815 LC	S 1/2 Lot 2 Con 2	104882	159.00
1819 LC	N 1/2 Lot 4 Con 2	106982	159.52
1830 LC	N 1/2 Lot 5 Con 2	107061	231.60
1830 LC	S 1/4 Lot 5 Con 2	107061	72.08
1815 LC	S 1/2 Lot 1 Con 3	104882	160.00
1815 LC	S 1/2 Lot 2 Con 3	104882	158.50
1817 LC	All Lot 2 Con 4	106594	315.00
			1,449.20
Patented Land			
14830 SEC	N 1/2 Lot 2 Con 2		159.00
14579 SEC	N 1/2 Lot 3 Con 2		159.50
22881 SEC	S 1/2 Lot 3 Con 2		159.52
17165 SEC	N 1/2 Lot 1 Con 3		160.00
17164 SEC	N 1/2 Lot 2 Con 3		158.50
15608 SEC	S 1/2 Lot 3 Con 3		160.50
15512 SEC	N 1/2 Lot 4 Con 3		161.00
15514 SEC	S 1/2 Lot 4 Con 3		161.00
17152 SEC	N 1/2 Lot 3 Con 4		158.50
17151 SEC	S 1/2 Lot 3 Con 4		158.50
17154 SEC	N 1/2 Lot 4 Con 4		152.50
17153 SEC	S 1/2 Lot 4 Con 4		152.50
			1,901.02
Total			3,350.22

Horne Smelter, Quebec

The Horne smelter is located in Rouyn-Noranda, Quebec.

Summary of property holdings

Mining Concession	Area (ha)	Renewal date
156 Pt. A	26.71	31 January 2007
247 Pt. A	97.93	31 January 2007
156 Pt. B	191.96	31 January 2007
243	224.90	31 January 2007
372	24.11	31 January 2007
171	27.92	31 January 2007
148	183.73	31 January 2007
163 Pt. A	208.41	31 January 2007
235	202.34	31 January 2007

Lomas Bayas, Chile

The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216 hectares. Falconbridge also holds 25 exploitation concessions and two exploitation concession application covering approximately 4,669 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

Summary of property holdings

The following table sets forth the mining development concessions for the Falconbridge Group's Lomas Byas operations. All of the concessions have been granted.

Mining development concession	Record number	Area (ha)	Registration date	Regulatory ruling
ABUSIMBEL 1 AL 23	5.298	230	24 February 1992	15 March 1993
AYQUINA 1 AL 30	8.839	300	2 September 1992	7 October 1993
LAS PEÑAS 1 AL 30	8.837	300	2 September 1992	7 October 1993
LO VASQUEZ 1 AL 30	8.838	300	2 September 1992	7 October 1993
GIZEH 1 AL 30	5.299	300	24 February 1992	15 March 1993
NAZCA 1 AL 30	5.300	292	24 February 1992	15 March 1993
PELEQUEN 1 AL 30	8.836	300	2 September 1992	7 October 1993
Total area		2,022		

The Fortuna de Cobre deposit is adjacent to the Lomas Bayas mine. The following table sets forth the mining development concessions for the Falconbridge Group's Fortuna de Cobre operations. All of the concessions have been granted.

Mining development concession	Record number	Area (ha)	Date of filing of mining development claim	Registration date	Regulatory ruling
BALI 1 AL 20	10.003	200	-	22 April 1996	6 October 1997
BANGKOK 1 AL 20	10.002	200	19 August 1994	22 April 1996	6 October 1997
CAPADOCIA 1 AL 14	10.004	125	6 December 1994	22 April 1996	6 October 1997
CAPADOCIA 15 AL 29	10.004	150	6 December 1994	22 April 1996	6 October 1997
CONSTANZA 1 AL 30	26.531	120	-	5 November 1994	9 May 1998
PETRONILA 21-29	24.363	40,5	-	5 April 1948	13 November 1958
ELVIRA 1 AL 10	8.185	50	-	29 March 1955	25 October 1956
FORTUNA 1 AL 10	22.636	50	-	-	12 November 1951
MAX 1 AL 4 Y 11 AL 14	5.960	33	-	6 January 1993	7 March 1995
MAX 5 AL 10 Y 15 AL 20	5.960	48	-	6 January 1993	7 March 1995
LAOS 1 AL 20	10.005	200	19 August 1994	22 April 1996	6 October 1997
Total area		1,127			

El Pachón, Argentina

The El Pachón property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine.

Summary of property holdings

The property consists of 48 concessions covering 1882.26 hectares.

El Morro, Chile

The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres.

Summary of property holdings

The property consists of 163 exploitation concessions covering 41,225.98 hectares.

West Wall, Chile

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000-3,700 metres. A low grade porphyry resource was identified on the property in the 1980s by Minera Anglo American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralisation underlain by significant primary mineralisation. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Economic evaluation of the mineralisation revealed the zone to be uneconomic due to moderate grade and significant thickness of barren leach cap.

Summary of property holdings

The following table sets forth the mining development concessions for the Falconbridge Group's West Wall operations.

Mining development concession	Area (ha)
QUISCO 1 AL 596	1,392
RIO 1 AL 1475	5,025
BARRANCONES 1 AL 11	56
CHISPA SEIS 1 AL 4	4
CHISPA SEIS 21 AL 25	8
CHISPA ONCE 1 AL 13	36
CHISPA DIECISEIS 1	2
Total area	6,523

Aluminum

The Enlarged Xstrata Group operates six plants in the United States that produce alumina, primary aluminum and aluminum foil, as well as a mining operation in St. Ann, Jamaica.

St. Ann Bauxite

Summary of property holdings

The St. Ann Bauxite plant facilities and associated railroad are located on approximately 420 hectares of land owned 51% by the Government of Jamaica and 49% by St. Ann Bauxite Limited. Other lands required for mining remain under the ownership of the Government of Jamaica and are held under a mining lease. The area covered by the mining lease is approximately 10,000 hectares of which approximately 1,100 hectares of rehabilitated lands no longer required for mining activity have been returned to the Government of Jamaica as required under the terms of agreement. The lease provides for a minimum of 4.5 Mt per year until 2030.

Zinc

Brunswick Mine

History and location

The Brunswick mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Enlarged Xstrata Group has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

Summary of property holdings

The mineral rights to Brunswick Mine No. 12 have been granted fee simple under Orders-in-Council No's 62-422 and 70-693.

Matagami Division

History and location

The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine were depleted in 2004. As a result, the Falconbridge Group ceased operations at the mine during the fourth quarter of 2004.

The Matagami concentrator and other support facilities were placed on care and maintenance to support other potential mining projects such as Perseverance in this favorable geologic area. The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

Summary of property holdings

Mining concession	Area (ha)	Renewal date
458	378.47	31 January 2007
504	81.49	31 January 2007

Brunswick Smelter

The Brunswick smelter is located on a year round Atlantic port near the village of Belledune in New Brunswick.

Summary of property holdings

The Brunswick smelter property is held fee simple.

CEZ Refinery

The CEZ refinery (in which the Falconbridge Group has a 25% interest through its interest in the Noranda Income Fund) is located in Salaberry-de-Valleyfield, Quebec.

Frieda River, Papua New Guinea

The Frieda River property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena).

Summary of property holdings

EL 1024	April River Property
EL 1312	Nong River Property
EL 58	Frieda River Property
ELA 1224	Frieda River Property

Perseverance deposits, Quebec

The Perseverance deposits made up of Perseverance, Equinox and are located close to the Falconbridge Group's existing mill infrastructure in Matagami, Quebec.

Summary of property holdings

A mining lease covering the Perseverance deposits has not yet been applied for. The deposit is covered by unpatented mining claims.

Claim number	Recorded date	Expiry date
5132539	7 November 1994	6 November 2008
5132546	7 November 1994	6 November 2008
5132554	7 November 1994	6 November 2008
5132555	7 November 1994	6 November 2008
5132561	7 November 1994	6 November 2008
5132562	7 November 1994	6 November 2008

Lennard Shelf, Australia

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth.

The Lennard Shelf mines are currently on care and maintenance.

Lady Loretta, Australia

The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the adjacent Lady Annie part of the property, defined as the Lady Annie sublease.

Summary of property holdings

Special Lease – SL.08/46006
Mining Lease – ML.5568

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Directors and Senior Management of Xstrata

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Board of Directors

A list of the members of the Company's Board of Directors is set forth in the table below.

Directors:

Name	Age	Position
Willy Strothotte†	62	Chairman
Mick Davis	48	Chief Executive
Trevor Reid	45	Chief Financial Officer
Santiago Zaldumbide	64	Executive Director, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc
Ivan Glasenberg†	49	Non-executive Director
Paul Hazen	64	Non-executive Director
Robert MacDonnell	69	Non-executive Director
Sir Steve Robson CB	63	Non-executive Director
David Rough	55	Non-executive Director
Dr. Frederik Roux	59	Non-executive Director
Ian Strachan	63	Non-executive Director

Secretary:

Richard Elliston

(†) Glencore International Nominee: see Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore"

The business address for the directors is c/o Bahnhofstrasse 2, P.O. Box 102, 6301 Zug, Switzerland.

Willy Strothotte, aged 62, is Chairman of Glencore International. From 1961 to 1978 Mr. Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr. Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr. Strothotte was appointed Chief Executive Officer of Glencore International in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001, when the roles of Chairman and Chief Executive were split. Mr. Strothotte has been Chairman of Xstrata AG since 1994, and Chairman of Xstrata since February 2002, and is currently a director of Century Aluminum Corporation and Minara Resources Limited.

Mick Davis, aged 48, is the Chief Executive of Xstrata. Mr. Davis was appointed as Chief Executive of Xstrata AG in October 2001, and was appointed to the Board of Xstrata in February 2002. Previously, Mr. Davis was Chief Financial Officer and an executive director of Billiton Plc, appointed in July 1997, and served as Executive Chairman of Ingwe Coal Corporation Limited from 1995. He joined Gencor Limited in early 1994 from Eskom, the South African state-owned electricity utility, where he was an executive director.

Trevor Reid, aged 45, is the Chief Financial Officer of Xstrata. Mr. Reid joined Xstrata AG in January 2002, and was appointed to the Board of Xstrata in February 2002. Prior to joining Xstrata, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

Santiago Zaldumbide, aged 64, is an Executive Director of Xstrata, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc. Mr. Zaldumbide was appointed to the Board of Xstrata in February 2002. He is a previous Chief Executive Officer and Director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr. Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and, in December 1997, Chairman and Chief Executive Officer of Asturiana de Zinc. Mr. Zaldumbide is also a member of the Supervisory Board of Air Products and Chemicals, Inc. and a director of ThyssenKrupp SA.

Ivan Glasenberg, aged 64, is Chief Executive Officer of Glencore International, which he joined in 1984. Mr. Glasenberg was appointed to the Board of Xstrata in February 2002. He worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and

Beijing offices. In 1991 he became Head of the Glencore Coal Department and in 2002 Chief Executive Officer of Glencore International. He is also currently a Director of Minara Resources Limited.

Paul Hazen, aged 64, joined the Board of Xstrata AG in May 2000, and was appointed a Director of Xstrata in February 2002. Mr. Hazen is a former Chairman and CEO of Wells Fargo and Company and he was a director of Phelps Dodge Corporation until February 2003 and Deputy Chairman and Lead Independent Director of Vodafone Group Plc until July 2006. Mr. Hazen retired in April 2001 as Chairman after a 30-year career with Wells Fargo and Company. Mr. Hazen is currently Chairman of Accel-KKR and of KKR Financial Corporation. He also serves as Lead Independent Director of Safeway, Inc. and a Director of Willis Group Holdings Ltd.

Robert MacDonnell, aged 69, joined the Board of Xstrata AG in May 1997, and was appointed to the Board of Xstrata in February 2002. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr. MacDonnell was a management consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr. MacDonnell became the first non-founding partner of KKR in 1982 and participated in virtually all investment decisions until the firm expanded in the late 1980s. Mr. MacDonnell is also currently a director of Safeway, Inc.

Sir Steve Robson CB, aged 63, retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two-year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is a non-executive director of JPMorgan Cazenove Holdings, Partnerships UK plc and The Royal Bank of Scotland Group plc. Sir Steve was appointed to the Board of Xstrata in February 2002 and is Chairman of the Audit Committee.

David Rough, aged 55, was a Director of Legal & General Group Plc before retiring from Legal & General in June 2002. As Group Director (Investments), Mr. Rough headed all aspects of fund management within Legal & General Investments. Mr. Rough is currently a director of BBA Group plc, Emap plc, Land Securities plc, Brown, Shipley & Co Ltd and Mithras Investment Trust plc. Mr. Rough was appointed to the Board of Xstrata in April 2002, is Deputy Chairman, the Senior Independent Director and Chairman of the Nominations Committee.

Dr. Frederik Roux, aged 59, joined Johannesburg Consolidated Investment Company Limited in 1976, where he held positions in the Finance, Base Metals, Gold and Platinum divisions. In 1990, he joined Gencor Limited where he became Chairman of Alusaf and Executive Director responsible for Gencor Base Metals and Heavy Minerals. Since 1997, he has pursued private business interests in game ranching and safaris in South Africa. Dr. Roux is also Chairman of Impala Platinum Holdings Limited. Dr. Roux was appointed to the Board of Xstrata in February 2002.

Ian Strachan, aged 63, is a director of Reuters Group plc, Johnson Matthey plc, Rolls Royce plc and Transocean Inc. Mr. Strachan was Chairman of Instinet Group Inc from 2003 to 2005 and Chief Executive of BTR plc from 1996 to 1999. Mr. Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and was Deputy Chief Executive from 1991 to 1995. Mr. Strachan was appointed to the Board of Xstrata at the Annual General Meeting held in May 2003 and is the Chairman of the Health, Safety, Environment and Community Committee.

Board composition

The Company's Board of Directors consists of 11 Directors. Pursuant to the Relationship Agreement (and Glencore International's agreement that the Relationship Agreement will, nevertheless, continue in full force and effect notwithstanding that it no longer holds 30% or more of the issued ordinary share capital of the Company), Glencore International is permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of Independent Directors. Glencore International previously nominated three directors to the board of directors of the Company. However, following Mr. David Issroff's resignation from the board of directors of the Company with effect from 10 May 2006, Glencore International currently only has two nominees to the Board, being Messrs. Strothotte and Glasenberg. See further Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Relationship with controlling shareholder".

Mr. Hazen, Mr. MacDonnell, Sir Steve Robson, Mr. Rough, Dr. Roux and Mr. Strachan are the independent Non-Executive Directors. Mr. Rough is the Senior Independent Director.

The Company's Memorandum and Articles stipulate that at every Annual General Meeting (AGM) of the Company, one-third of the Directors, or the number nearest to one-third, shall retire from office by rotation. At the Company's AGM on 9 May 2006 the following Directors retired from office, offered themselves for re-election, and were all re-elected:

Name	Position
Ivan Glasenberg	Non-executive Director
Robert MacDonnell	Non-executive Director
Dr. Frederik Roux	Non-executive Director
Santiago Zaldumbide	Executive Director, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc

Board committees

For details of the Company's board committees, their membership and operation, see paragraph 14 of Part VIII – "Additional Information – Corporate governance and board practices".

Senior management

In addition to the Executive Directors, Messrs. Davis, Reid and Zaldumbide, the Company's senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below:

Name	Age	Position
Bill Brooks	63	Chief Executive, Xstrata Aluminum
Peter Coates	60	Chief Executive, Xstrata Coal
Marc Gonsalves	44	Executive General Manager, Corporate Affairs
Peet Nienaber	56	Chief Executive, Xstrata Alloys
Ian Pearce	49	Chief Executive, Xstrata Nickel
Charlie Sartain	45	Chief Executive, Xstrata Copper

The business address for the Senior Executives is c/o Bahnhofstrasse 2, P.O. Box 102, 6301 Zug, Switzerland.

William H. Brooks, aged 63, is the Chief Executive of the Aluminum Business. Mr. Brooks was appointed President of the Aluminum Business in 1998. His previous assignments included President of the Rolled Products Division, President of Primary Products Division and Plant Manager – Huntingdon. Mr. Brooks has 30 years of experience in the aluminium industry, having spent 22 of those years with Noranda Aluminium, Inc. and eight with a subsidiary company of Alusuisse Aluminium. Mr. Brooks holds a Bachelor of Business degree from Cleveland State University, a Master of Business degree from the University of Tennessee and he is a Certified Public Accountant.

Peter Coates, aged 60, is the Chief Executive of the Coal Business. He has a degree in mining engineering and has over 40 years' experience in the mining industry. Prior to becoming the CEO of Xstrata's Coal Business, he occupied various senior positions in the industry throughout Australia and South America. He is the current Chairman of the Minerals Council of Australia and a past Chairman of the NSW State Minerals Advisory Council and the Australian Coal Association. He is a current member of the board of each of the NSW State Minerals Advisory Council, the Queensland Resources Council and the Australian Coal Association. Prior to joining Xstrata, Mr. Coates was head of Glencore's coal operations and spearheaded its asset acquisition programme in Australia and South America. He has previously occupied senior mining roles in various commodities including, nickel, iron ore, bauxite and coking coal. Mr. Coates is a director of Port Waratah Coal Services and Port Kembla Coal Terminal. He is also a Fellow of the Australasian Institute of Mining and Metallurgy and a member of the Australian Institute of Company Directors.

Marc Gonsalves, aged 44, is the Executive General Manager, Corporate Affairs of Xstrata plc. Mr. Gonsalves joined Xstrata AG in January 2002 and joined Xstrata plc in February 2002. He has 13 years' experience in the mining industry in the field of investor, media and government relations. Mr. Gonsalves was Vice President of Investor Relations and Communications at BHP Billiton prior to joining Xstrata AG. Mr. Gonsalves was head of corporate affairs at JCI Limited, where he worked from 1991 until 1997.

Peet Nienaber, aged 55, is the Chief Executive of the Alloys Business. Mr. Nienaber holds both a Bachelor and Honours degree in Engineering. Mr. Nienaber started his career as an Iscor bursary holder at Iscor Steelworks in Newcastle, South

Africa and worked for 15 years in the ferroalloy industry at both Samancor and CMI until 1988, when he became one of the founder members of what is now the Enlarged Xstrata Group's Chrome Business. In 1997, Mr. Nienaber was appointed Chief Executive of Xstrata's South African alloys operations.

Ian W. Pearce, aged 49, is the Chief Executive of the Nickel Business. Mr. Pearce joined Falconbridge in August 2003 as Senior Vice-President, Projects & Engineering, leading the advancement and completion of major projects such as Koniambo and Nickel Rim, and holds a bachelor degree in Science from University of Witwatersrand in South Africa. He also attended the Management Advancement Programme at the same institution. Mr. Pearce has over 26 years of professional experience in metallurgy and mining. Prior to joining Falconbridge, Mr. Pearce acquired project management experience in the United States, Indonesia, Chile and South Africa. Among numerous assignments, he worked as the Executive Project Director of Muskeg River Oil Sands Project in Alberta for Fluor Daniel Canada Inc.

Charlie Sartain, aged 44, is the Chief Executive of the Copper Business and was appointed in January 2004. He holds an Honours degree in Mining Engineering. Mr. Sartain worked with MIM Holdings Limited for more than 20 years in a range of engineering then senior management roles in both Australia and Latin America prior to taking up his current position. Mr Sartain is also a director of the Council on Australian-Latin American Relations. Mr. Sartain was appointed a director and Vice President of the Queensland Resources Council on 3 April 2004 and on 16 June 2005 he was appointed a director of the Sustainable Minerals Institute at the University of Queensland. Mr. Sartain is also a director of the International Copper Association.

There is no family relationship between any of the Company's directors or senior management.

Part VII

Use of proceeds and Terms and Conditions of the Rights Issue

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1. Use of proceeds and terms and conditions of the Rights Issue

Use of proceeds of the Rights Issue

The Company has launched the Rights Issue to refinance part of the debt raised to finance the cash consideration paid in respect of the Falconbridge Acquisition.

The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £54 million (approximately US$102 million), are expected to be approximately £2.9 billion (approximately US$5.5 billion).

The total net proceeds will be applied towards repayment of the principal and interest that is currently outstanding under the fully drawn US$7.0 billion Equity Bridge Facility.

The Company is also considering alternatives for refinancing the outstanding debt under the Equity Bridge Facility not refinanced with the net proceeds of the Rights Issue and under the Debt Bridge Facility. It intends to refinance this outstanding debt and, depending on market conditions and other factors, it may do so in whole or in part by issuing debt securities. The Company may pursue one or more of such alternatives at any time that it judges market conditions and other factors to be favourable.

Terms and conditions of the Rights Issue

The Rights Issue is being made on the terms and subject to the conditions set out in this document (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter). Up to an aggregate of 235,787,596 New Shares are being offered by way of Nil Paid Rights payable in full on acceptance by Qualifying Shareholders on the basis of:

1 New Share at 1,265 pence per New Share for every 3 Existing Shares

held on the Record Date and so in proportion for any other number of Existing Shares then held and otherwise as set out in this document. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Shares will not be allotted and fractional entitlements will be rounded down to the nearest whole numbers of New Shares.

The Issue Price of 1,265 pence per New Share represents a 42.5% discount to the closing middle-market price on the London Stock Exchange's main market for listed securities of 2,198 pence per Ordinary Share on 2 October 2006, which was the last business day prior to the announcement of the Rights Issue. The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions declared after the date of this document. For the avoidance of doubt, the New Shares shall not be entitled to participate in the dividend of US$0.13 per share declared on 2 August 2006 and payable on 13 October 2006 in the respect of Existing Shares held on the record date of 22 September 2006. There will be no restrictions on the free transferability of the New Shares save as provided in the Articles. The rights attaching to the New Shares are governed by the Articles, a summary of which is set out in paragraph 9 of Part VIII – "Additional Information – Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules" of this document.

The Rights Issue is being made in the United Kingdom by way of this document and the Provisional Allotment Letters. The Rights Issue is not being made by way of this document or the Provisional Allotment Letters in any jurisdiction other than the United Kingdom, but will be made to Qualifying Shareholders with registered addresses in other jurisdictions as described in paragraph 7(b) of this Part VII. Shareholders taking up their rights by completing a Provisional Allotment Letter or sending a Many-to-Many instruction ("MTM instruction") to CRESTCo will be deemed to have made the warranties set out in paragraph 8 of this Part VII, unless such requirement is waived by the Company.

The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom is drawn to paragraphs 7 and 8 of this Part VII. In particular, subject to the provisions of paragraph 7 of this Part VII, Qualifying Shareholders with registered addresses in the United States, Australia, Canada, Japan or South Africa are not being sent this document or Provisional Allotment Letters and will not have their accounts credited with Nil Paid Rights.

Application has been made to the Financial Services Authority for the New Shares (nil and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the

London Stock Exchange's main market for listed securities. Application has also been made to the Admission Board of the SWX for the New Shares (nil and fully paid) to be admitted to listing on the SWX. It is expected that Admission to the Official List will become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SWX, nil paid, at 8.00 a.m. (London time) on Thursday, 5 October 2006.

None of the New Shares has been marketed or is being made available in whole or in part to the public other than in connection with the Rights Issue.

The Existing Shares are already admitted to CREST. Applications will be made for the Nil Paid Rights, the Fully Paid Rights and the New Shares to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the Nil Paid Rights, the Fully Paid Rights and the New Shares on admission of the New Shares to the Official List, nil paid. As soon as practicable after satisfaction of the conditions, the Company will confirm this to CRESTCo.

Save for those New Shares which Glencore International takes up pursuant to the irrevocable undertakings it has given to the Company or pursuant to the Glencore Underwriting Letter, the Rights Issue has been fully underwritten by the Underwriters on the terms of the Underwriting Agreement and the Rights Issue is conditional upon, amongst other things, fulfilment of the following conditions:

(a) this document being approved by and filed with the FSA in accordance with the Prospectus Rules and the FSMA and filed with the SWX in accordance with the Swiss Listing Rules and being made available to the public by not later than 5.00 p.m. on Tuesday, 3 October 2006 (or such later time or date as the Banks may agree);

(b) none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made;

(c) Admission and Swiss Admission occurring at or before 8.00 a.m. on Thursday, 5 October 2006 (or such later time or date as the Company and the Banks may agree); and

(d) the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

If these conditions are not fulfilled, the Rights Issue will not proceed.

The Underwriting Agreement may terminate upon the occurrence of certain events, in which case the Rights Issue will not proceed. The attention of Qualifying Shareholders is drawn to paragraph 21 of Part VIII – "Additional Information – Summary of the terms of the Underwriting Agreement", in which a summary of the principal terms of the Underwriting Agreement is set out.

The Underwriters may engage in trading activity for the sole purpose of hedging their commitments under the Underwriting Agreement. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

Deutsche Bank and JPMorgan Cazenove may arrange sub-underwriting for some, all or none of the New Shares which the Underwriters have underwritten. The Company is mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. After careful consideration of the benefits to the Company, the Directors have concluded that such a process would be unlikely to result in any significant benefit to the Company and would not, therefore, have been appropriate in connection with the Rights Issue.

The Banks or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Enlarged Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Enlarged Xstrata Group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Debt Bridge Facility Agreement, the Acquisition Facilities Agreement and the Equity Bridge Facility Agreement. See paragraph 21 of Part VIII – "Additional Information – Summary of the terms of the Underwriting Agreement" for details of the Underwriting

Agreement, paragraph 22.9 of Part VIII – "Additional Information - Material contracts" for details of the Debt Bridge Facility Agreement, the Acquisition Facilities Agreement and the Equity Bridge Facility Agreement and paragraph 22.11 of Part VIII – "Additional Information - Material contracts" for details of the Standby Equity Underwriting Letter.

The Company has received from Glencore International an irrevocable undertaking to take up its full entitlement under the Rights Issue. In addition, CSSEL has agreed to transfer to Glencore International its entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue and Glencore International and Glencore International has also irrevocably undertaken to take up in full such entitlements. CSSEL (in respect of 151,560,600 Ordinary Shares) and Glencore International have agreed to lock-ups which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 84,200,333 New Shares are subject to Glencore International's irrevocable undertakings, equivalent to approximately 35.71% of the maximum number of New Shares to be issued under the Rights Issue. The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement may be less than 84,200,333 if Glencore International disposes of any of its existing holding of Ordinary Shares prior to the ex-rights date as a result of the exercise of any exchange rights pursuant to the Glencore Exchangeable Bonds. However, Deutsche Bank and JPMorgan Cazenove have agreed, as agent for the Company, to endeavour to procure subscribers for such number of New Shares as Glencore International is unable to take up prior to the latest time and date for acceptance and payment in full under the Rights Issue as a consequence of having to dispose of Ordinary Shares in these circumstances (such New Shares being referred to herein as "Exchanged New Shares"), except if in the opinion of the Banks subscribers are unlikely to be procured for such Exchanged New Shares. Pursuant to the Glencore Underwriting Letter, Glencore International has agreed to subscribe for New Shares equivalent in number to the Exchanged New Shares for which Deutsche Bank and JPMorgan Cazenove have not procured subscribers. The Takeover Panel has granted a dispensation from any obligation on either Glencore International or CSSEL to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore International and CSSEL's interest being diluted by exchange rights under the Glencore Exchangeable Bonds being exercised or conversion rights under the 2010 Convertible Bonds, 2017 Convertible Debenture or 2017 Convertible Bonds into Ordinary Shares being exercised, between Monday, 2 October 2006 (being the latest practicable date prior to the publication of this document) and completion of the Rights Issue and subsequently being increased again as a result of Glencore International subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company or pursuant to the Glencore Underwriting Letter. Glencore International's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally. Glencore International will be paid an underwriting commission by the Company of US$35.1 million in connection with its undertakings. Further details of Glencore International's Irrevocable Undertaking Agreement and the lock-up arrangements are set out in paragraph 22.2 of Part VIII – "Additional Information – Material contracts".

Subject, amongst other things, to the conditions referred to in sub-paragraphs (a) to (d) above being satisfied and save as provided in paragraph 9 of this Part VII below, it is intended that:

(i) Provisional Allotment Letters in respect of Nil Paid Rights will be dispatched to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders) at their own risk on Wednesday, 4 October 2006;

(ii) Computershare Investor Services PLC will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than certain Overseas Shareholders) with such Shareholders' entitlements to Nil Paid Rights, with effect from 8.00 a.m. on Thursday, 5 October 2006;

(iii) the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by CRESTCo by 8.00 a.m. on Thursday, 5 October 2006, or if later, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied; and

(iv) definitive share certificates in respect of New Shares to be held in certificated form are expected to be dispatched by post by Friday, 3 November 2006 to accepting Qualifying non-CREST shareholders or their renouncees at their registered address (unless lodging agent details have been completed on page 4 of the Provisional Allotment Letter).

The offer of New Shares to Qualifying CREST Shareholders will be made, on the terms and conditions set out in this document, at the time when (such Shareholders' stock accounts having been credited as described in paragraph (ii) above) the Nil Paid Rights and Fully Paid Rights are enabled for settlement as described in paragraph (iii) above.

2. Action to be taken

The action to be taken in respect of New Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you have received a Provisional Allotment Letter and are a Qualifying non-CREST Shareholder and do not have a registered address in the United States, Australia, Canada, Japan or South Africa (subject to certain limited exceptions), please refer to paragraphs 3 and 5 to 12 (inclusive) of this Part VII.

If you hold Ordinary Shares in CREST and do not have a registered address in the United States, Australia, Canada, Japan or South Africa (subject to certain limited exceptions), please refer to paragraphs 4 to 12 (inclusive) of this Part VII and to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.

Qualifying Shareholders who hold Ordinary Shares through the SIS System should contact the Swiss Bank through which such Shareholders hold Ordinary Shares for details of how to participate in the Rights Issue.

3. Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

(a) General

The Provisional Allotment Letter sets out:

(i) the holding of Existing Shares on which a Qualifying non-CREST Shareholder's entitlement to New Shares has been based;

(ii) the aggregate number of New Shares which have been provisionally allotted to such Qualifying non-CREST Shareholder;

(iii) the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on Wednesday, 4 October 2006, and that dealings commence on Thursday, 5 October 2006, **the latest time and date for acceptance and payment in full will be 11.00 a.m. on Friday, 27 October 2006.**

(b) Procedure for acceptance and payment

(i) Qualifying non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their Nil Paid Rights must return the Provisional Allotment Letter, together with a cheque or banker's draft, made payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only", for the full amount payable on acceptance, in accordance with the instructions printed on the Provisional Allotment Letter, by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, in each case so as to arrive as soon as possible and in any event so as to be received not later than 11.00 a.m. on Friday, 27 October 2006. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the United Kingdom only for this purpose. If you post your Provisional Allotment Letter within the United Kingdom by first class post, it is recommended that you allow at least four days for delivery.

(ii) Qualifying non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their Nil Paid Rights and wish to sell some or all of those which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter, and returning it by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, in each case so as to be received no later than 3.00 p.m. on Wednesday, 25 October 2006, the last date and time for splitting Provisional Allotment Letters, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. Once they have received these, they should then deliver the split Provisional Allotment Letter representing the New Shares they wish to accept together with a cheque or a banker's draft for the appropriate amount, payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only", by 11.00 a.m. on Friday, 27 October 2006, the last date and time for acceptance. The second Provisional Allotment Letter (representing the New Shares such Qualifying non-CREST Shareholders do not wish to take up) will be required in order to sell those rights.

Qualifying non-CREST Shareholders who wish to take up some of their Nil Paid Rights (but not sell the remainder), should complete Form X on page 4 of the Provisional Allotment Letter and return it by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, in each case together with a covering letter confirming the number of New Shares to be taken up and a cheque or banker's draft to pay for this number of New Shares. In this case, the Provisional Allotment Letter, the cover letter and the cheque or banker's draft must be received by Computershare Investor Services PLC by 3.00 p.m. on Wednesday, 25 October 2006, being the last time and date for splitting Provisional Allotment Letters.

(iii) Company's discretion as to validity of acceptances

If payment is not received in full by 11.00 a.m. on Friday, 27 October 2006, the provisional allotment will (unless the Company has exercised its right to treat as valid an acceptance as set out below) be deemed to have been declined and will lapse. However, the Company may, with the agreement of the Underwriters (not to be unreasonably withheld or delayed), but shall not be obliged to, treat as valid (i) Provisional Allotment Letters and accompanying remittances for the full amount due which are received through the post not later than 3.00 p.m. on Friday, 27 October 2006 (the cover bearing a legible postmark dated not later than 11.00 a.m. on Friday, 27 October 2006), and (ii) acceptances in respect of which remittances are received prior to 11.00 a.m. on Friday, 27 October 2006 from an authorised person (as defined in Section 31(2) of the FSMA) specifying the number of New Shares to be acquired and an undertaking by that person to lodge the relevant Provisional Allotment Letter, duly completed, in due course.

The Company may also (in its absolute discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv) Payments

All subscription monies must be in pounds sterling and must be made by cheque or banker's draft made payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the UK or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner. All documents, cheques and banker's drafts sent through the post will be sent at the risk of the sender. Cheques drawn on most major high street banks and building societies in the UK will be satisfactory. Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct Computershare Investor Services PLC to seek special clearance of cheques and banker's drafts to allow the Company to obtain full value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments ultimately will accrue for the benefit of the Company. It is a term of the Rights Issue, and returning the Provisional Allotment Letter with a remittance in the form of a cheque will constitute a warranty, that cheques shall be honoured on first presentation. The Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured.

If the New Shares have already been allotted to a Qualifying non-CREST Shareholder prior to any payment not being so honoured or such acceptances being treated as invalid, the Company may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares on behalf of such Qualifying non-CREST Shareholders and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that is has suffered as a result of the same and of the expenses of the sale, including without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by such Qualifying non-CREST Shareholders pursuant to the provisions of this Part VII in respect of the acquisition of such shares) on behalf of such Qualifying non-CREST Shareholders. Neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by such Qualifying non-CREST Shareholders as a result.

All enquiries in relation to Provisional Allotment Letters should be addressed to Computershare Investor Services PLC (telephone 0870 707 1417 (UK only) or +44 870 707 1417 (international calls)). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. (London Time) (9.30 a.m. and 6.30 p.m. Central European Time) on Monday to Friday excluding public holidays in the UK.

(c) Money Laundering Regulations

If the value of a Qualifying non-CREST Shareholder's application exceeds £9,000 (the approximate equivalent of €15,000) (or is one of a series of linked applications, the aggregate value of which exceeds that amount), and such Shareholder either does not pay by a cheque drawn on an account in the Shareholder's own name and/or the account from which payment is to be made is not held within an institution that is authorised in the UK by the Financial Services Authority under the Financial Services and Markets Act 2000 or that is an EU authorised credit institution, as defined in Article 1 of the Banking Consolidation Directive (2000/12/EC) as referred to in the verification of identity requirements of the Money Laundering Regulations 2003, the Money Laundering Regulations 2003 will apply. Computershare Investor Services PLC is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the "applicant") including, without limitation, any person who appears to Computershare Investor Services PLC to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty that the Money Laundering Regulations 2003 will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to Computershare Investor Services PLC such information as may be specified by Computershare Investor Services PLC as being required for the purpose of the Money Laundering Regulations 2003. Pending the provision of evidence satisfactory to Computershare Investor Services PLC as to identity, Computershare Investor Services PLC may, after consultation with the Company and the Underwriters and having taken into account their comments and requests, retain a Provisional Allotment Letter lodged by an applicant for New Shares and/or the cheque or banker's draft or other remittance relating to it and/or not enter the New Shares to which it relates on the register of members or issue any share certificate in respect of them.

If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid (without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence). In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The guidance below is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Computershare Investor Services PLC to require verification of identity as stated above):

(a) applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker's draft, the applicant should:

   (i) write the applicant's name and address on the back of the building society cheque, banker's draft or third party cheque and, in the case of an individual, record his date of birth against his name; and

   (ii) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

If the cheque is drawn by a third party other than in accordance with paragraph 3(c)(a) above, both the applicant and the third party should ensure that one of the following documents is enclosed with the Provisional Allotment Letter: evidence of their respective names and addresses from an appropriate third party, for example recent original bills from a gas, electricity or telephone company, or a bank statement, in each case bearing the applicant's or the third party's name and address. Originals of such documents are required. Original documents will be returned by post at the applicant's own risk.

(b) if an application is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, for example, a valid full passport.

In respect of any application by an applicant as agent for one or more persons and who is not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, Computershare Investor Services PLC is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a UK or EU regulated person or institution.

(d) Dealings in Nil Paid Rights

Assuming the Rights Issue becomes unconditional, dealings on the London Stock Exchange and the SWX in the Nil Paid Rights are expected to commence at 8.00 a.m. on Thursday, 5 October 2006. A transfer of Nil Paid Rights can be made (in the case of Qualifying non-CREST Shareholders) by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the Provisional Allotment Letter to the transferee.

(e) Dealings in Fully Paid Rights

Following acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter) and until close of business on the Closing Date, the Fully Paid Rights may be transferred (in the case of Qualifying non-CREST Shareholders) by renunciation of the relevant fully paid Provisional Allotment Letter (following the procedure set out in paragraph 3(f) of this Part VII). The transferee will be required to complete Form Y on page 4 of the Provisional Allotment Letter and to lodge it for registration by post or by hand with Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) with Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, in each case so as to be received by not later than 3.00 p.m. on Tuesday, 24 October 2006. To be able to do this, Qualifying non-CREST Shareholders will need to have their fully paid Provisional Allotment Letter returned to them after acceptance has been effected by Computershare Investor Services PLC. However, fully paid Provisional Allotment Letters will only be returned to Shareholders if their return is requested by ticking Box 4 on page 1 of the Provisional Allotment Letter.

After Friday, 27 October 2006, the New Shares will be in registered form and transferable in the usual way.

(f) Renunciation and splitting of Provisional Allotment Letters

Qualifying non-CREST Shareholders who wish to transfer all (and not some only) of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment in favour of one person (or several persons as joint holders) by completing and signing Form X on page 4 of the Provisional Allotment Letter (if it is not already marked "Original Duly Renounced") and passing on the entire Provisional Allotment Letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, it will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid, is 3.00 p.m. on Tuesday, 24 October 2006.

If a holder of a Provisional Allotment Letter wishes to have only some of the New Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights, or (if appropriate) Fully Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on page 4 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be delivered by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, in each case so as to be received by not later than 3.00 p.m. on Wednesday, 25 October 2006, if not paid or if fully paid to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of

split Provisional Allotment Letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split Provisional Allotment Letter should be stated in an accompanying letter. Form X on page 4 of split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

The Company reserves the right to refuse to register any renunciation in favour of any person in respect of which the Company believes such renunciation may violate applicable legal or regulatory requirements including (without limitation) any renunciation in the name of any person with an address outside the UK.

(g) Registration in names of persons other than Qualifying Shareholder(s) originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on page 4 of the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold Fully Paid Rights in uncertificated form, in which case Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) must be completed — see paragraph 3(h) of this Part VII) and send the entire Provisional Allotment Letter, when fully paid, by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, in each case so as to be received by not later than 11.00 a.m. on Friday, 27 October 2006.

The New Shares comprised in several renounced Provisional Allotment Letters may be registered in the name of one holder (or joint holders) if Form Y on page 4 of the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the "Principal Letter") and all the Provisional Allotment Letters are lodged in one batch. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in the Consolidated Listing Form adjacent to Forms X and Y on page 4 of the Principal Letter and the allotment number of the Principal Letter should be entered in the space provided on each of the other Provisional Allotment Letters.

(h) Deposit of Nil Paid Rights or Fully Paid Rights into CREST

Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Subject as provided in the next following paragraph (or in the Provisional Allotment Letter), normal CREST procedures and timings apply in relation to any such conversion. Qualifying Shareholders are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS, and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. Shareholders wishing to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST must first apply for split Provisional Allotment Letters, bearing in mind the latest time for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letters into CREST. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. The Consolidated Listing Form on page 4 of the Provisional Allotment Letter must not be used.

A holder of the Nil Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on Friday, 27 October 2006. In particular, having regard to normal processing times in CREST and on the part of Computershare Investor Services PLC, the latest recommended time for depositing a renounced Provisional Allotment Letter (with Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) duly completed), with the

CCSS (in order to enable the person holding or acquiring (as appropriate) the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on Friday, 27 October 2006) is 3.00 p.m. on Wednesday, 25 October 2006.

When Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) have been completed, the title to the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renouncable or transferable by delivery, and for the avoidance of doubt any entries in Form Y will not subsequently be recognised or acted upon by Computershare Investor Services PLC. All renunciations or transfers of the Nil Paid Rights or Fully Paid Rights must be effected through the CREST system once such Nil Paid Rights or Fully Paid Rights have been deposited into CREST.

CREST sponsored members should contact their CREST sponsor.

(i) Issue of New Shares in definitive form

Definitive share certificates in respect of New Shares to be held in certificated form are expected to be dispatched to Qualifying non-CREST Shareholders or their transferees who hold Fully Paid Rights in certificated form, as the case may be, by post by Friday, 3 November 2006 to persons entitled thereto at their registered address (unless lodging agent details have been completed on page 4 of the Provisional Allotment Letter). After dispatch of definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending dispatch of definitive share certificates, instruments of transfer will be certified by Computershare Investor Services PLC against the register, against lodgement of fully paid Provisional Allotment Letters and/or, in the case of renounced Provisional Allotment Letters, against the registration receipt, Form Y, bearing the stamp of Computershare Investor Services PLC.

4. Action to be taken in relation to Nil Paid Rights and Fully Paid Rights in CREST

(a) General

Subject as provided in paragraph 7 of this Part VII in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder is expected to receive a credit to his CREST stock account of his entitlement to Nil Paid Rights on Thursday, 5 October 2006. It is expected that such rights will be enabled by 8.00 a.m. on Thursday, 5 October 2006. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Shares held at the close of business on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights have been provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason it is impracticable to credit the Nil Paid Rights to the stock accounts of Qualifying CREST Shareholders or to enable the Nil Paid Rights, Provisional Allotment Letters shall, unless the Company otherwise determines, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document may be adjusted as appropriate. **References to dates and times in this document should be read as subject to any such adjustment.** The Company will make an appropriate announcement to a Regulatory Information Service approved by the UK Financial Services Authority giving details of the revised dates **but Qualifying CREST Shareholders may not receive any further written communication**.

CREST members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer all or part of their Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Qualifying CREST Shareholders who are CREST sponsored members should consult their CREST sponsor if they wish to take up their entitlements as only their CREST sponsor will be able to take the necessary action to take up their entitlements or otherwise to deal with their Nil Paid Rights or Fully Paid Rights.

CREST members or CREST personal members who wish to take up any part of their entitlements which are held for the account or benefit of US persons determined to be eligible to participate in the Rights Issue in accordance with the procedures set forth in this document and applicable law will be required to materialise such part of their entitlements and will receive a Provisional Allotment Letter in respect of such part of their entitlements. Any such CREST members or, where applicable, such CREST members' CREST sponsor should contact Computershare Investor Services PLC.

(b) Procedure for acceptance and payment

(i) Many-to-Many instructions

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an MTM instruction to CRESTCo which, on its settlement, will have the following effect:

(a) the crediting of a stock account of Computershare Investor Services PLC under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(b) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of Computershare Investor Services PLC in pounds sterling in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in paragraph 4(a) above; and

(c) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in paragraph 4(a) above.

(ii) Contents of Many-to-Many instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;
- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;
- the participant ID of Computershare Investor Services PLC in its capacity as a CREST receiving agent, which is 3RA40;
- the member account ID of Computershare Investor Services PLC in its capacity as a CREST receiving agent, which is XSTRATA;
- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction, which must be the same as the number of Nil Paid Rights to which the acceptance relates;
- the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction, which must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;
- the intended settlement date, which must be on or before 11.00 a.m. on Friday, 27 October 2006;
- the nil paid ISIN Number, which is GB00B1FML606;
- the fully paid ISIN Number, which is GB00B1FMM786; and
- the Corporate Action Number for the Rights Issue, which will be available by viewing the relevant corporate action details in CREST.

(iii) Valid acceptance

An MTM instruction complying with each of the requirements as to authentication and contents set out in this paragraph 4(b) will constitute a valid acceptance where either:

(a) the MTM instruction settles by not later than 11.00 a.m. on Friday, 27 October 2006; or

(b) (i) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on Friday, 27 October 2006; and

(ii) at the discretion of the Company (A) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on Friday, 27 October 2006, (B) the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on Friday, 27 October 2006 and (C) the relevant MTM instruction settles by 2.00 p.m. on Friday, 27 October 2006 (or such later time and/or date as the Company may determine).

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

(iv) Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with this paragraph 4(b) of this Part VII represents, warrants and undertakes to the Company that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on Friday, 27 October 2006 and remains capable of settlement at all times after that until 2.00 p.m. on Friday, 27 October 2006 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that at 11.00 a.m. on Friday, 27 October 2006 and at all times thereafter until 2.00 p.m. on Friday, 27 October 2006 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

If there is insufficient Headroom within the Cap in respect of the cash memorandum account of a CREST member or a CREST sponsored member for such amount to be debited or the CREST member's or CREST sponsored member's acceptance is otherwise treated as invalid and the New Shares have already been allotted to such CREST member or CREST sponsored member, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST member or CREST sponsored member and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale, including without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part VII in respect of the acquisition of such shares) on behalf of such CREST member or CREST sponsored member. Neither the Company nor the Underwriters nor any other persons shall be responsible for, or have any liability for, any loss, expense or damage suffered by the CREST member or CREST sponsored member as a result.

(v) CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It will be the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on Friday, 27 October 2006. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi) CREST member's undertaking to pay

A CREST member or CREST sponsored member, who makes a valid acceptance in accordance with the procedures set out in this paragraph 4(b) of this Part VII, (a) undertakes to pay to the Company, or procure the payment to the Company of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual) the creation of an RTGS settlement bank payment obligation in pounds

sterling in favour of Computershare Investor Services PLC's RTGS settlement bank (as defined in the CREST Manual), in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to the Company the amount payable on acceptance), and (b) requests that the Fully Paid Rights and/or New Shares, to which they will become entitled be issued to them on the terms set out in this document and subject to the memorandum and articles of association of the Company.

If the payment obligations of the relevant CREST member in relation to such New Shares are not discharged in full and such New Shares have already been allotted to the CREST member or CREST sponsored member, the Underwriters may (in their absolute discretion as to the manner, timing and terms) sell them on behalf of the CREST member or CREST sponsored member and hold the proceeds of sale (net of expenses, including without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part VII in respect of the acquisition of such shares) or an amount equal to the original payment of the CREST member or CREST sponsored member (whichever is lower) on trust for such CREST member or CREST sponsored member. Neither the Company nor any of the Banks nor any other persons shall be responsible for, or have any liability for, any loss, expense or damage suffered by the CREST member or CREST sponsored member as a result.

(vii)Discretion as to rejection and validity of acceptances
The Company may: .

(a) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of this Part VII. Where an acceptance is made as described in this paragraph 4(b) of this Part VII which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on Friday, 27 October 2006 (or by such later time and date as the Company may determine), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance as described in this paragraph 4(b) of this Part VII, that there has been a breach of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of this Part VII unless the Company is aware of any reason outside the control of the CREST members or CREST sponsor (as appropriate) concerned for the MTM instruction not to settle;

(b) with the agreement of the Underwriters (not to be unreasonably withheld or delayed), treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 4(b) of this Part VII;

(c) with the agreement of the Underwriters (not to be unreasonably withheld or delayed), accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(d) with the agreement of the Underwriters (not to be unreasonably withheld or delayed), treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Computershare Investor Services PLC receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Computershare Investor Services PLC has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(e) with the agreement of the Underwriters (not to be unreasonably withheld or delayed), accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, if, for reasons or due to circumstances, outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Computershare Investor Services PLC in connection with CREST.

(c) Money Laundering Regulations
In respect of any application relating to Nil Paid Rights held in CREST by an applicant who is acting as agent for one or more persons and who is not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Computershare Investor Services PLC is required to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should therefore contact Computershare Investor Services PLC before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Computershare Investor Services PLC any information Computershare Investor Services PLC may specify as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Computershare Investor Services PLC as to identity, Computershare Investor Services PLC, having consulted with the Company and the Underwriters and having taken into account their comments and requests may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Computershare Investor Services PLC will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of the Company and/or the Underwriters to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(d) Dealings in Nil Paid Rights
Assuming the Rights Issue is unconditional, dealings in the Nil Paid Rights on the London Stock Exchange and the SWX are expected to commence at 8.00 a.m. on Thursday, 5 October 2006. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on Friday, 27 October 2006.

(e) Dealings in Fully Paid Rights
Following acceptance of the provisional allotment and payment in full (in whole or in part) in accordance with the provisions set out in this document, the Fully Paid Rights may be transferred (in whole or in part) by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be Friday, 27 October 2006. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on Friday, 27 October 2006.

After Friday, 27 October 2006, the New Shares will be registered in the name(s) of the person(s) entitled to them in the Company's register of members and will be transferable in the usual way.

(f) Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST
Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on Friday, 20 October 2006, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion into certificated form to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on Friday, 27 October 2006.

Qualifying Shareholders are recommended to refer to the CREST Manual for details of such procedures.

(g) Issue of New Shares in CREST
Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on Friday, 27 October 2006 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Shares will be issued in uncertificated form to those persons registered as holding such Fully Paid Rights in CREST at the close of business on that date. Computershare Investor Services PLC will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to New Shares with effect from the next Business Day (expected to be Monday, 30 October 2006).

(h) Right to allot/issue in certificated form

Despite any other provision of this document, the Company reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of a part of the facilities and/or systems operated by Computershare Investor Services PLC in connection with CREST.

5. Procedure in respect of rights not taken up (whether certificated or in CREST) and withdrawal rights

(a) Procedure in respect of rights not taken up (whether certificated or in CREST)

If an entitlement to New Shares is not validly taken up by 11.00 a.m. on Friday, 27 October 2006 in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. Deutsche Bank and JPMorgan Cazenove will endeavour (as agents of the Company) to procure subscribers for all (or as many as possible) of those New Shares not taken up at a price per New Share which is at least equal to the aggregate of the Issue Price (at which the New Shares will be subscribed) and the expenses of procuring such subscribers (including any applicable brokerage fees and commissions and amounts in respect of value added tax), such subscribers to be found as soon as reasonably practicable following the Closing Date and in any event by not later than the close of business on Tuesday, 31 October 2006.

Notwithstanding the above, Deutsche Bank and JPMorgan Cazenove may cease to endeavour to procure any such subscribers if in the opinion of Deutsche Bank and JPMorgan Cazenove following consultation with the Company, there is no reasonable likelihood that any such subscribers can be so procured at such a price by such time. If and to the extent that subscribers cannot be procured on the basis outlined above, the relevant New Shares will be subscribed for by the Underwriters as principals pursuant to the Underwriting Agreement or by sub-underwriters procured by Deutsche Bank and JPMorgan Cazenove, in each case, at the Issue Price.

It will be a term of such subscription that any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any applicable brokerage fees and commissions and amounts in respect of value added tax) shall be paid (subject as provided in this paragraph 5 of this Part VII):

(i) where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter;

(ii) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(iii) where an entitlement to New Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder.

New Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the aggregate of any premiums (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any applicable brokerage fees and commissions and amounts in respect of value added tax), if any, will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments, save that no payment will be made of amounts of less than £5.00, which amounts will be aggregated and be paid to the Company. Holdings of Ordinary Shares in certificated and uncertificated form will be treated as being held by different persons for these purposes.

Any transactions undertaken pursuant to this paragraph 5 of this Part VII shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of the Company, the Banks or any other person procuring subscribers shall be responsible or have any liability whatsoever for any loss or damage (whether actual or alleged) arising from the terms of or timing of any such acquisition, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis described above. The Banks will be entitled to retain any brokerage fees, commissions or other benefits received in connection with these arrangements. Cheques for the amounts due will be sent by post, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an

assured payment obligation in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

Even if all the New Shares are not subscribed for (whether by Qualifying Shareholders, the Underwriters or otherwise), those New Shares which have been taken up will be allotted to persons who have validly subscribed for New Shares if the Rights Issue becomes unconditional.

(b) Withdrawal rights

Persons who have the right to withdraw their acceptances under Section 87Q(4) of the FSMA after a supplementary prospectus has been published and who wish to exercise such right of withdrawal must deposit a written notice of withdrawal, which must include the full name and address of the person wishing to exercise such right of withdrawal and, if such person is a CREST member, the participant ID and the member account ID of such CREST member, by hand only (during normal business hours) with Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ or by facsimile to Computershare Investor Services PLC (facsimile 0870 703 6112 (UK only) or +44 870 703 6112 (international)), with an original to follow by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, in each case so as to be received before the end of the period of 2 working days beginning with the first working day after the date on which the supplementary prospectus was published. Notice of withdrawal of acceptance given by any other means or which is deposited with Computershare Investor Services PLC after the end of the period of 2 working days beginning with the first working day after the date on which the supplementary prospectus was published will be invalid. Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person of its subscription in full and the allotment of the New Shares to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers.

Provisional allotments of entitlements to New Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to New Shares will be subject to the provisions of paragraph 5(a) of this Part VII above as if the entitlement had not been validly taken up.

6. Taxation

Information on taxation in the UK, Switzerland and the US with regard to the Rights Issue is set out in paragraphs 18 to 20 of Part VIII – "Additional Information – UK taxation", "Additional Information – Swiss taxation" and "Additional Information – US taxation" of this document. The information contained in paragraphs 18 to 20 of Part VIII is intended only as a general guide to the current tax position in each of these jurisdictions and Qualifying Shareholders in these jurisdictions should consult their own tax advisers regarding the tax treatment of the Rights Issue in light of their own circumstances. **Shareholders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.**

7. Overseas Shareholders

(a) General

The making or acceptance of the proposed offer of New Shares to or by persons resident in, or who are citizens of, countries other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

It is the responsibility of any person (including, without limitation, custodians, nominees, agents and trustees) outside the United Kingdom wishing to take up rights under the Rights Issue to satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents which may be required, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 7 are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his professional adviser without delay.

Subject to certain exceptions, receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in any jurisdiction other than the United Kingdom and, accordingly, recipients of this document and/or a Provisional Allotment Letter in such jurisdictions must treat them as being sent for information only. No person receiving a copy of this document

and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any jurisdiction other than the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event deal with the Nil Paid Rights or Fully Paid Rights unless, in the relevant jurisdiction, such an invitation or offer could lawfully be made to him or the Nil Paid Rights or Fully Paid Rights could lawfully be dealt with without contravention of any unfulfilled registration or other legal or regulatory requirements.

Accordingly, persons (including, without limitation, custodians, nominees, agents and trustees) receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same in or into any jurisdiction or transfer Nil Paid Rights or Fully Paid Rights to any person in, or citizen or resident of, any such jurisdiction (including, but not limited to, the United States) where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such jurisdiction, or by their agent or nominee, such person must not seek to take up the rights referred to in this document or the Provisional Allotment Letter or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST except under an express written agreement between him and the Company. Any person who does forward this document or a Provisional Allotment Letter into any such jurisdiction (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 7.

The Company reserves the right, but shall not be obliged, to treat as invalid any acceptance, or take up or purported acceptance or take up of the offer of New Shares, Nil Paid Rights or Fully Paid Rights which appears to the Company or its agents to have been executed, effected or dispatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if the Company believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of Provisional Allotment Letters, share certificates in, or if, in the case of a credit of New Shares in CREST such credit is made to a CREST member or CREST sponsored member whose registered address is in the United States, Australia, Canada, Japan, South Africa or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such Provisional Allotment Letters or share certificates. The attention of Qualifying Shareholders with registered addresses in the United States, or persons who are citizens or residents of the United States, is drawn to paragraphs 7(c), 7(d) and 7(e) below, and the attention of Qualifying Shareholders with registered addresses in Australia, Canada, Japan or South Africa or persons who are citizens or residents of such jurisdictions, is drawn to paragraph 7(f) below.

New Shares have been be provisionally allotted (nil paid) to all Qualifying Shareholders, including Overseas Shareholders. In addition, despite any other provision of this document or the Provisional Allotment Letter, the Company reserves the right to permit any Qualifying Shareholder to take up his rights if the Company in its sole and absolute discretion is satisfied, at any time prior to 11.00 a.m. on Friday, 27 October 2006, that the transaction in question is exempt from, or not subject to, the legislation or regulations giving rise to the restrictions in question.

Those Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraph 3 of this Part VII (where Nil Paid Rights are represented by Provisional Allotment Letters) and paragraph 4 of this Part VII (where Nil Paid Rights are in CREST).

The provisions of paragraph 5 of this Part VII will apply generally to Overseas Shareholders who are unable to (or do not) take up New Shares provisionally allotted to them.

Specific restrictions relating to certain jurisdictions are set out below.

(b) Notice in the London Gazette

In accordance with section 90(5) of the Companies Act, the offer by way of rights to Qualifying Shareholders who have no registered address within the United Kingdom and who have not given the Company an address within the United Kingdom for the service of notices will (subject to the Rights Issue becoming unconditional) be made by the Company publishing a notice in the London Gazette on the day following the date on which the Provisional Allotment Letters are dispatched, stating where copies of this document and Provisional Allotment Letters may be inspected or, in certain circumstances, be obtained on personal application by or on behalf of such Qualifying Shareholders. Such qualifying Shareholders may be able to participate in the Rights Issue if they satisfy themselves that, and in the case of those Qualifying Shareholder with

registered addresses in, or residents of the United States, Australia, Canada, Japan or South Africa, they are able to prove to the Company or its agents that, the receipt, or acceptance, of the offer in such jurisdiction will not breach local securities laws. If a Qualifying Shareholder with a registered address in, or resident in, the United States, Australia, Canada, Japan or South Africa can prove this to the satisfaction of the Company, then the Company at its absolute discretion may arrange for him to be sent a Provisional Allotment Letter whether he is a Qualifying non-CREST Shareholder or Qualifying CREST Shareholder.

(c) Offering restrictions relating to the United States
None of the Nil Paid Rights, the Fully Paid Rights or the New Shares has been or will be registered under the Securities Act, or under any relevant securities laws of any state or other jurisdiction of the United States, and, subject to certain exceptions, none may be offered, sold, renounced, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States.

Accordingly, subject as set out below, neither this document nor any Provisional Allotment Letter constitutes an offer for, or an invitation to apply for, or an invitation to purchase or subscribe for, any Nil Paid Rights, Fully Paid Rights or New Shares in the United States, and no prospectus or any Provisional Allotment Letters will be sent to, or will be accepted for registration from, any Shareholders with registered addresses in the United States. Nil Paid Rights and Fully Paid Rights will not be credited to a stock account in CREST of Qualifying Shareholders with registered addresses in the United States and must not be transferred to any such Shareholders, as indicated in paragraph 8 below.

Notwithstanding the foregoing, the Company reserves the right to make the Nil Paid Rights, the Fully Paid Rights and the New Shares available to institutions in the United States that are reasonably believed to be "qualified institutional buyers" or "QIBs", in the sole discretion of the Company, in transactions that are exempt from registration under the Securities Act. Shareholders and beneficial owners in the United States will not be able to participate in the Rights Issue unless they meet the legal requirements needed to establish their eligibility to participate in the Rights Issue to the satisfaction of the Company, including making appropriate representations to that effect by completing an investor representation letter to the satisfaction of the Company in time to be able to lodge the Provisional Allotment Letter, together with the appropriate remittance for the full amount payable on acceptance, by no later than 11.00 a.m. on Friday, 27 October 2006.

Any person in the United States who obtains a copy of this document or a Provisional Allotment Letter and who is not a QIB is required to disregard them.

The New Shares not taken up by the Qualifying Shareholders pursuant to the Rights Issue, if any, may be offered in the United States to persons reasonably believed to be QIBs in transactions not subject to the registration requirements of the Securities Act. Such acquirers will need to meet the legal requirements needed to establish their eligibility to make such acquisition to the satisfaction of the Company, including making appropriate representations to that effect by completing an investor representation letter.

Potential acquirers of the Nil Paid Rights, the Fully Paid Rights and the New Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Nil Paid Rights, the Fully Paid Rights or the New Shares.

Prospective acquirers are hereby notified that sales of the Nil Paid Rights, the Fully Paid Rights and the New Shares may be made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the Nil Paid Rights, the Fully Paid Rights or the New Shares by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

(d) US transfer restrictions
The offering and delivery of the Nil Paid Rights to, and the offering and acquisition of the Fully Paid Rights or New Shares in the United States to and by, a limited number of persons reasonably believed to be QIBs is being made in reliance on an exemption from the registration requirements of the Securities Act. None of the Nil Paid Rights, Fully Paid Rights or New Shares offered hereby have been or will be registered under the Securities Act or with any securities regulatory authority of

any state or other jurisdiction of the United States and, accordingly, none of such securities may be offered, sold, pledged, or otherwise transferred or delivered except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act or pursuant to an effective registration statement under the Securities Act.

Each acquirer of New Shares or Fully Paid Rights in the United States will be required to execute and deliver to the Company and/or one or more of its designees an investor letter in the appropriate form, setting forth certain restrictions and procedures regarding the New Shares and Fully Paid Rights, which will contain, amongst other things, the following representations, warranties, agreements and confirmations:

(i) it is an institution which (aa) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Fully Paid Rights and New Shares, and (bb) it and any accounts for which it is acting are each able to bear the economic risk of such investment, and are each able to sustain a complete loss of any investment in the Fully Paid Rights and New Shares;

(ii) prior to taking up the Fully Paid Rights or the New Shares, it received and read a copy of this document, the investor letter and the documents and information incorporated by reference into this document and will have had access to financial and any other information regarding the Company and the Nil Paid Rights, the Fully Paid Rights and the New Shares as it has requested in connection with any investment decision to acquire the Fully Paid Rights and New Shares. If the acquirer has had any queries regarding this acquisition of the Fully Paid Rights and New Shares or the Company and its affairs or the terms of the Nil Paid Rights, the Fully Paid Rights or the New Shares, it has had the opportunity to and has asked these questions of and received answers satisfactory to it from the representatives of the Company. In making any acquisition of Fully Paid Rights or New Shares, it is relying on this document and not any other information or representation concerning the Company. It agrees that it has held and will hold this document and any Provisional Allotment Letter in confidence, it being understood that this document and any Provisional Allotment Letter that have been or will be received by the acquirer are solely for its use and that it has not duplicated, distributed, forwarded, transferred or otherwise transmitted this document, any Provisional Allotment Letter or any other presentational or other materials concerning the Rights Issue (including electronic copies thereof) to any persons within the United States, and agrees that such materials shall not be duplicated, distributed, forwarded, transferred or otherwise transmitted by it. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Fully Paid Rights and the New Shares;

(iii) it acknowledges that the Existing Shares are admitted to the Official List and admitted to trading on the London Stock Exchange and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the Financial Services Authority and the London Stock Exchange (the "Exchange Information") and that the acquirer is able to obtain or access such information without undue difficulty. It acknowledges that neither the Company nor any of its affiliates has made any representation to the acquirer with respect to the Company, other than the information contained in this document. It acknowledges that neither the Banks nor any of their affiliates have made any representation with respect to the Company, the Nil Paid Rights, the Fully Paid Rights or the New Shares. It understands that the Exchange Information has been prepared in accordance with UK format, style and content, which differs from US format, style and content;

(iv) it is a QIB within the meaning of Rule 144A under the Securities Act, and that if it is acquiring the Fully Paid Rights or the New Shares as a fiduciary or agent for one or more investor accounts, each such account is a QIB, it has investment discretion with respect to each such account, and has full power and authority to make, and does make, the acknowledgements, representations and agreements herein on behalf of each such account;

(v) it is a QIB who is acquiring the Fully Paid Rights and New Shares for its own account (or the account of a QIB as to which it has full investment discretion) for investment purposes, and not with a view to distribution within the meaning of the US securities laws;

(vi) it understands and acknowledges that the Nil Paid Rights, the Fully Paid Rights and the New Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or any state securities laws. It agrees that the Nil Paid Rights, the Fully Paid Rights and the New Shares

may not be reoffered, sold, pledged or otherwise transferred, and that it will not directly or indirectly reoffer, sell, pledge or otherwise transfer the Nil Paid Rights, the Fully Paid Rights or the New Shares, except (aa) in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act, (bb) to another QIB in accordance with Rule 144A under the Securities Act or (cc) with respect to the New Shares only, pursuant to Rule 144 under the Securities Act (if available); and that, in each case, such offer, sale pledge or transfer must, and will, be made in accordance with any applicable securities laws of any state or other jurisdiction of the United States;

(vii) it understands that no representation has been, or will be, made by the Company or the Banks as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, pledge or transfer of the New Shares;

(viii) it understands that the Nil Paid Rights, the Fully Paid Rights and the New Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that, for so long as they remain "restricted securities", they may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank;

(ix) it acknowledges and agrees that if the New Shares are in certificated form, the certificates representing the New Shares will contain substantially the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE REOFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (I) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (II) TO A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, IN ACCORDANCE WITH RULE 144A OR (III) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE); AND THAT, IN EACH CASE, SUCH OFFER, SALE, PLEDGE OR TRANSFER MUST, AND WILL, BE MADE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE SECURITIES REPRESENTED HEREBY.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE COMPANY'S SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.";

(x) any information that it has hereto furnished to the Company with respect to its financial position is correct and complete in all material respects as of the date of this letter, and if there should be any material change in such information prior to the consummation of the transactions contemplated hereby, it will promptly furnish such revised or corrected information to the Company; and

(xi) it has not taken up the Nil Paid Rights, the Fully Paid Rights or the New Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or as a result of any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(e) Procedures for exercising the Nil Paid Rights and Fully Paid Rights for QIBs in the United States
QIBs in the United States may exercise the Nil Paid Rights and the Fully Paid Rights by delivering a properly completed Provisional Allotment Letter to Computershare Investor Services PLC in accordance with the procedures set out in paragraph 3(b) of this Part VII.

QIBs who hold Ordinary Shares through a bank, a broker or another financial intermediary will need to procure that the relevant bank, broker or financial intermediary submits the Provisional Allotment Letter on their behalf.

Overseas Shareholders who are in the United States and who hold Ordinary Shares should refer to the restrictions described in the section of this document headed "Notice to US Investors". Overseas Shareholders who are in the United States must also complete, and return to the Company, an investor letter in the appropriate form as described in paragraph 7(d) of this Part VII, with a copy to the Underwriters. Overseas Shareholders who hold Ordinary

Shares through a bank, a broker or another financial intermediary, should procure that the relevant bank, broker or financial intermediary submits an investor letter on their behalf.

The Company and Computershare Investor Services PLC have the discretion to refuse to accept any Provisional Allotment Letter that is incomplete, unexecuted or not accompanied by an executed investor letter or any other required additional documentation.

(f) Australia, Canada, Japan and South Africa
Due to restrictions under the securities laws of Australia, Canada, Japan and South Africa, no copies of this document and no Provisional Allotment Letters will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, Qualifying Shareholders with registered addresses in, and the Nil Paid Rights, the Fully Paid Rights and the New Shares may not be transferred or sold to or renounced or delivered in, any of those countries. Accordingly, no offer of Nil Paid Rights, Fully Paid Rights or New Shares is being made by way of this document or any Provisional Allotment Letter to Shareholders with registered addresses in, or to residents of any of, Australia, Canada, Japan or South Africa.

The provisions set out in paragraph 5 of this Part VII will apply to the rights of Qualifying Shareholders with registered addresses in Australia, Canada, Japan or South Africa that are not taken up.

(g) Overseas territories other than the United States, Australia, Canada, Japan and South Africa
Provisional Allotment Letters will be posted to Qualifying non-CREST Shareholders other than, subject to certain limited exceptions, those Qualifying non-CREST Shareholders who have registered addresses in the United States, Australia, Canada, Japan or South Africa and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders other than those Qualifying Shareholders who have registered addresses in the United States, Australia, Canada, Japan or South Africa. Such Qualifying Shareholders may, subject to the laws of their relevant jurisdiction, accept their rights under the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part VII will apply.

Qualifying Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Nil Paid Rights.

If you are in any doubt as to your eligibility to accept the offer of New Shares or to deal with Nil Paid Rights or Fully Paid Rights, you should contact your professional adviser immediately.

8. Representations and warranties relating to Overseas Shareholders

(a) Qualifying non-CREST Shareholders
Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Shares comprised therein represents and warrants to the Company and the Banks that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal or regulatory requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant New Shares, from within the United States, Australia, Canada, Japan or South Africa, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire New Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above. The Company may treat as invalid any acceptance or purported acceptance of the allotment of New Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company or its agent to have been executed in or dispatched from the United States, Australia, Canada, Japan or South Africa or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States, Australia, Canada, Japan or South Africa for delivery of definitive share certificates for New Shares, or credit to a CREST stock account of a CREST member or CREST sponsored member located in the United States, Australia, Canada, Japan or South

Africa (or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates or credit such account), or (c) purports to exclude the warranty required by this paragraph.

(b) Qualifying CREST Shareholders
A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 4 of this Part VII represents and warrants to the Company and the Banks that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States, Australia, Canada, Japan or South Africa, (b) he is not in any territory in which it is unlawful to make or accept an offer to acquire Fully Paid Rights or New Shares, (c) he is not accepting on a non-discretionary basis for a person located within the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above at the time the instruction to accept was given, and (d) he is not acquiring Fully Paid Rights or New Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of any such Fully Paid Rights or New Shares into the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above. The Company reserves the right to reject any MTM instruction sent from the United States, Australia, Canada, Japan or South Africa or by a CREST member who is acting on a non-discretionary basis for the account or benefit of a person located within the United States, Australia, Canada, Japan or South Africa.

The comments set out in paragraph 7 of this Part VII and this paragraph 8 are intended as a guide only and persons resident in, or who are citizens of, countries other than the United Kingdom should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

9. Times and dates

The Company shall in its discretion and after consultation with its financial and legal advisers (and with the agreement of the Banks (not to be unreasonably withheld or delayed)) be entitled to amend the dates that Provisional Allotment Letters are dispatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this document and in such circumstances shall notify the UK Financial Services Authority and a Regulatory Information Service and the SWX and, if appropriate, Shareholders but Qualifying Shareholders may not receive any further written communication. In particular, pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed between the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their respective agents, as appropriate) will be posted at their own risk.

10. Xstrata Share Schemes

In accordance with the rules of the Xstrata Share Schemes, the Directors propose to make adjustments to the terms of outstanding options and awards to take account of the issue of New Shares. Such adjustments will be made subject to the rules of the Xstrata Share Schemes. The Company will notify participants of any such adjustments in due course.

11. Governing law

The terms and conditions of the Rights Issue as set out in this document and, where appropriate, in the Provisional Allotment Letter shall be governed by, and construed in accordance with, the laws of England and Wales.

12. Jurisdiction

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Rights Issue, this document or the Provisional Allotment Letter. By accepting rights under the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

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Part VIII

Additional Information

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1. Responsibility

The Company and the Directors, whose names appear in Part VI – "Directors and Senior Management of Xstrata", accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

2. Incorporation and registered office

Xstrata plc was incorporated and registered in England and Wales under the name Glassdesk Limited on 31 December 2001 with registered number 4345939 as a private company with limited liability under the Companies Act. By a written resolution passed on 9 February 2002, the Company resolved to change its name to Xstrata Limited. The change of name became effective on 18 February 2002. On 20 February 2002, the Company re-registered as a public limited company under the Companies Act. The principal legislation under which the Company operates is the Companies Act and the regulations made thereunder.

The Company's registered office is at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom, telephone +44 20 7968 2800.

The Company's head office is at Bahnhofstrasse 2, CH-6301 Zug, Switzerland, telephone +41 41 726 6070, which is also the business address of the Directors.

3. Subsidiaries and corporate structure

3.1 Corporate structure

Xstrata AG, which was the predecessor of Xstrata plc, was established in Switzerland in 1926. On 25 March 2002, Xstrata plc merged with Xstrata AG to become the holding company of the Former Xstrata Group. Xstrata plc is the holding company of the Enlarged Xstrata Group.

3.2 Significant subsidiary and associated undertakings of the Former Xstrata Group

The following table shows, as of 30 June 2006, the significant subsidiaries of the Former Xstrata Group and the associated undertakings of the Former Xstrata Group which Xstrata considers are likely to have a significant effect on the assessment of the Enlarged Xstrata Group's assets and liabilities, financial position or profit and losses.

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
Significant subsidiaries				
1184760 Alberta Ltd	100%	Holding company	Canada	Suite 1400 350-& Avenue S.W. Calgary Alberta, T2P 3N5 Canada
Abelshore Pty Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Asturiana de Zinc, SA	99.99%	Zinc processing	Spain	Asturias Industrial Zone One San Juan de Nieva Castrillon Spain

Name	Percentage of ownership interest and voting power	*Field of activity*	Country of incorporation	Registered office
Britannia Refined Metals Limited	100%	Metal refining company	England and Wales	Botany Road Nothfleet Kent DA11 9BG United Kingdom
Cook Resource Mining Pty Limited	95%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Cumnock Coal Limited	84.27%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Duiker Mining (Pty) Limited	100%	Coal holding company	South Africa	1st Floor, 23 Melrose Boulevard Melrose Arch Melrose Noranda 2196 South Africa
Enex Foydell Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Enex Liddell Pty Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Enex Oakbridge Pty Limited*	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Ernest Henry Mining Pty Limited	100%	Copper mining	Australia	Level 9 Riverside Centre 123 Eagle Street Brisbane Queensland 4000 Australia
Jonsha Pty Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
McArthur River Mining Pty Limited	100%	Zinc mining	Australia	Level 9 Riverside Centre 123 Eagle Street Brisbane Queensland 4000 Australia

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
MIM Process Technology South Africa (Pty) Limited	100%	Technology operations	South Africa	KPMG Crescent 85 Empire Road Parktown 2193 South Africa
Mimsure Insurance Pty Limited	100%	Insurance	Singapore	18 Cross Street March & McLennan Centre Singapore 048423 Singapore
Minera Alumbrera Limited	50%	Copper mining	Antigua	11 Old Parham Road St John Antigua
Mototolo Holdings (Pty) Limited	37%	Holding company	South Africa	13th Floor, 55 Marshall Street Johannesburg 2001 South Africa
Mount Isa Mines Limited	100%	Copper, zinc-lead-silver mining	Australia	Level 9 Riverside Centre 123 Eagle Street Brisbane Queensland 4000 Australia
Oakbridge Pty Limited	78%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Oceanic Coal Australia Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Ravensworth Operations Pty Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Saxonvale Coal Pty Limited	78% beneficial ownership 100% voting power	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Tavistock Collieries (Pty) Limited	100%	Coal operations	South Africa	1st Floor, 23 Melrose Boulevard Melrose Arch Melrose Noranda 2196 South Africa
The Newcastle Wallsend Coal Co Pty Limited	78% beneficial ownership 100% voting power	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
The Wallerawang Collieries Limited	74% beneficial ownership 95% voting power	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Ulan Coal Mines Limited	90% beneficial ownership 63% voting power	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Xstrata Cerrejón Ltd	100%	Holding company	Bermuda	Argyle House 41A Cedar Avenue Hamilton HM12 Bermuda
Xstrata Zinc GmbH	100%	Holding company	Germany	D-26954 Nordenham Johannestrasse 1 Germany
Xstrata (Schweiz) AG	100%	Holding company	Switzerland	Bahnhofstrasse 2 P.O. Box 102 6301 Zug Switzerland
Xstrata Capital Corporation A.V.V.	100%	Finance company	Aruba	62 Lloyd G. Smith Boulevard Oranjestad Aruba
Xstrata Coal Canada Limited	100%	Coal mining	Canada	99 Wyse Road Suite 1480 Dartmouth Nova Scotia B3A 455 Canada
Xstrata Coal Holdings Pty Limited	100%	Coal holding company	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Xstrata Coal Investments Australia Pty Limited	100%	Coal holding company	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Xstrata Coal Marketing AG	100%	Coal marketing and trading	Switzerland	Bahnhofstrasse 2 P.O. Box 102 6301 Zug Switzerland
Xstrata Coal Queensland Pty Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
Xstrata Coal South America Limited	100%	Holding Company	Bermuda	Milner House 18 Parliament Street Hamilton Bermuda
Xstrata Holdings Pty Limited	100%	Holding company	Australia	Level 9 Riverside Centre 123 Eagle Street Brisbane Queensland 4000 Australia
Xstrata Mt Owen Pty Limited	100%	Coal mining	Australia	Level 38 1 Macquarie Place Sydney NSW 2000 Australia
Xstrata Peru S.A.	100%	Copper mining	Peru	c/o Ferrero, Lema, Solari & Asociados Los Angeles 340 Miraflores Lima, 18 Peru
Xstrata Queensland Limited	100%	Holding company	Australia	Level 9 Riverside Centre 123 Eagle Street Brisbane Queensland 4000 Australia
Xstrata South Africa (Pty) Limited	100%	Holding company – coal, chrome and vanadium operations	South Africa	1st Floor Melrose Boulevard Melrose Arch Melrose Noranda 2196 South Africa
Xstrata Technology Pty Limited	100%	Technology operations	Australia	Level 9 Riverside Centre 123 Eagle Street Brisbane Queensland 4000 Australia
Xstrata Tintaya S.A.	99.98%	Mining company	Peru	Av. Santa Maria 110-140 Miraflores Lima 18 Peru
Xstrata Zinc BV	100%	Holding company – zinc and coal	The Netherlands	De Boelelaan Officia 1 1083 HJ Amsterdam The Netherlands
Principal associated undertakings				
ARM Coal (Proprietary) Limited	49%	Coal mining	South Africa	29 Impala Road Chislehurston Sandton 2196 South Africa

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
Carbones del Cerrejón LLC	33.33%	Coal mining	British West Indies	Victoria House P.O. Box 58 The Valley Anguilla British West Indies
Cerrejón Coal (Bermuda) Ltd	33.33%	Coal mining	Bermuda	Canon's Court 22 Victoria Street Hamilton HM 12 Bermuda
Cerrejón Zona Norte SA	33.33%	Coal mining	Colombia	Carrera 7 No. 71-21 502 Bogotá Colombia
CMC Coal Marketing Company Ltd	33.33%	Coal marketing	Republic of Ireland	7 Bachelors Walk Dublin 1 Republic of Ireland
Falconbridge Limited	19.8% [1]	Diversified mining company	Canada	BCE Place 181 Bay Street Suite 200 Toronto Ontario M5J 2T3 Canada
Mount Thorley Coal Loading Limited	13.2% beneficial interest 13.9% voting power	Coal loading	Australia	Mount Thorley Road Mount Thorley NSW 2330 Australia
Newcastle Coal Shippers Pty Limited	28.96% beneficial interest 30.5% voting power	Coal shippers	Australia	Curlew Street Kooragang NSW 2304 Australia
Port Kembla Coal Terminal Limited	13% beneficial interest 13.66% voting power	Coal terminal	Australia	Inner Harbour Road Wollongong NSW 2500 Australia
Port Waratah Coal Services Limited	10.13% beneficial interest 10.65% voting power	Coal services	Australia	Curlew Street Kooragang NSW 2304 Australia
Ravensworth Coal Terminal Pty Limited	30% beneficial interest 35.6% voting power	Coal terminal	Australia	Level 32 264-278 George Street Sydney NSW 2000 Australia
Richards Bay Coal Terminal Limited	21%	Coal terminal	South Africa	South Dunes Richards Bay Harbour South Africa

Note:
[1] As at 2 October 2006 (being the latest practicable date prior to the publication of this document), Xstrata indirectly owns approximately 97.1% of the outstanding Falconbridge Shares on a fully diluted basis. Falconbridge is listed above as an associated undertaking as at 30 June 2006.

3.3 Significant subsidiary and associated undertakings of the Falconbridge Group

The following table shows, as of 30 June 2006, the significant subsidiaries of the Falconbridge Group and the associated undertakings of the Falconbridge Group which Xstrata considers are likely to have a significant effect on the assessment of the Enlarged Xstrata Group's assets and liabilities, financial position or profit and losses.

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
Significant subsidiaries				
Falconbridge U.S., Inc.[1]	100%	Marketing and sale of metals	USA	4955 Steubenville Pike Twin Towers Suite 245 Pittsburg PA 15205 USA
NorFalco LLC[2]	100%	Distributor of Sulphuric acid	USA	6050 Oak Tree Blvd. Suite 190 Independence OH 44131 USA
Novicourt Inc.[3]	62.10%	Mining company	Canada	2250 boulevard Alfred Nobel Suite 300 Ville St-Laurent Quebec H4S 2C9 Canada
Noranda Finance Inc.[4]	100%	Holding company	USA	801 Crescent Centre Drive Suite 600 Franklin TN 37067 USA
Falconbridge (Japan) Ltd.	100%	Sales office	Japan	Nihonbashi First Building 8th Floor 1-2-19 Nihonbashi Chuo-ku Tokyo 103 Japan
Falconbridge Chile Limitada	100%	Copper concentrate smelter	Chile	Avda. 11 de Septiembre 2353 piso 14 Providencia Santiago Chile
Falconbridge Nikkelverk, Aktieselskap	100%	Refinery	Norway	Vesterv 31 Box 457, 4600 Kristiansand S. Kristiansand Norway
Noranda Aluminum, Inc.	100%	Aluminium producer	USA	801 Crescent Centre Drive Suite 600 Franklin, TN 37067 USA
Norandal USA, Inc.	100%	Aluminium producer	USA	801 Crescent Centre Drive Suite 600 Franklin TN 37067 USA

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
Falconbridge Dominicana C. por A.	85.26%	Mining company	Dominican Republic	Avenida Maximo Gomez No. 30 Santo Domingo Dominican Republic
Falconbridge International (Investments) Limited	100%	Holding company	Bermuda	Canons Place 22 Victoria Street Hamilton HM 12 Bermuda
Falconbridge Chile S.A.[(5)]	100%	Exploration and mining	Chile	Toore San Ramon – 10 Piso 2353 Avenida 11 de Septiembre Providencia Santiago Chile
Falconbridge International Limited	100%	Management company	Barbados	Suite 201 Stevmar House Rockley Christ Church Barbados
Falconbridge Europe S.A.	100%	Marketing and sale of metals	Belgium	Avenue Lloyd George 7 Boite 2 Brussels B-1000 Belgium
CMDIC Holdings Limited[(5)]	100%	Holding company	Bermuda	Canons Court 22 Victoria Street Hamilton HM12 Bermuda
Falconbridge Collahuasi Limited[(5)]	100%	Holding company	Bermuda	Canons Court 22 Victoria Street Hamilton HM12 Bermuda
CMLB Holdings Limited[(6)]	100%	Holding company	Bermuda	Canons Court 22 Victoria Street Hamilton HM12 Bermuda
Principal associated undertakings				
Noranda Income Fund[(7)]	25%	Income fund	Canada	181 Bay Street, Suite 200 Toronto Ontario M5J 2T3 Canada
Compañía Minera Antamina S.A. [(8)]	33.75%	Copper/zinc mining	Peru	Av. La Floresta 497, Oficina 301 Chacarilla del Estanque SanBorja, Lima 41 Peru

Notes:

(1) Falconbridge owns 100% of the shares of Natresco Incorporated which, in turn, owns 100% of the shares of Falconbridge U.S., Inc.

(2) NorFalco LLC is indirectly wholly-owned by Falconbridge, through its subsidiaries Noranda Commodities, Inc. (65%) and NACID, Inc. (35%).

(3) On 22 June 2006, Falconbridge announced that it would offer to acquire by way of a takeover bid all of the outstanding common shares of its subsidiary, Novicourt Inc., that it did not already own. See Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – D. Operating and financial review relating to the Falconbridge Group – Significant developments during the period under review – 2006".

[4] Falconbridge owns 100% of the shares of 3086143 Nova Scotia Company which, in turn, owns 100% of the shares of Noranda Finance Inc.
[5] Falconbridge Chile S.A., CMDIC Holdings Limited and Falconbridge Collahuasi Limited own 19.93%, 20.09% and 3.98% respectively, and 44%, collectively, of the shares of Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), which owns 100% of the Collahuasi operation.
[6] CMLB Holdings Limited owns 100% of the shares of Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas"), which owns 100% of the Lomas Bayas operation.
[7] Falconbridge holds a 25% interest in the Noranda Income Fund, a trust formed under the laws of Ontario, Canada, which indirectly owns a zinc processing facility in Valleyfield, Quebec.
[8] Falconbridge holds 100% of the shares of Noranda Antamina Ltd.,which, in turn, owns a 33.75% interest in Compañia Minera Antamina S.A.

4. Capitalisation and indebtedness

4.1 As at 31 August 2006, the unaudited gross capitalisation of the Enlarged Xstrata Group calculated in accordance with IFRS was US$32,068.5 million. Of this amount, total shareholders' equity was US$9,070.8 million and total gross indebtedness was US$22,997.7 million. US$791.5 million of the gross indebtedness balance was non-current and guaranteed but unsecured. US$14.1 million of the gross indebtedness balance was current and guaranteed but unsecured. The current secured debt was US$146.3 million and the non-current secured debt was US$96.7 million. The current unsecured and unguaranteed debt was US$12,076.2 million and the non-current unsecured and unguaranteed debt was US$9,872.9 million. The Enlarged Xstrata Group's unaudited net indebtedness position as at 31 August 2006 was US$20,358.9 million being the Enlarged Xstrata Group's gross indebtedness of US$22,997.7 million (US$12,236.6 million current debt and US$10,761.1 million non-current debt) offset by cash or cash equivalents of US$2,638.8 million. The Enlarged Xstrata Group's unaudited net financial indebtedness position as at 31 August 2006 was US$20,358.9 million being the Enlarged Xstrata Group's net indebtedness of US$20,358.9 million offset by current financial receivables of US$nil.

4.2 As at 30 June 2006, the unaudited total shareholders' equity of the Enlarged Xstrata Group in accordance with IFRS was US$8,760.0 million (excluding the profit and loss reserve).

4.3 The following table sets out the unaudited total current debt, total non-current debt (excluding the current portion of long-term debt) of the Enlarged Xstrata Group as at 31 August 2006 (calculated in accordance with IFRS) and capitalisation (calculated in accordance with IFRS) of the Former Xstrata Group as at 30 June 2006 and the Enlarged Xstrata Group as at 31 August 2006:

	Unaudited IFRS at 31 August 2006 US$m
Total current debt	
Guaranteed and unsecured[1]	14.1
Secured[3]	146.3
Unguaranteed and unsecured	12,076.2
	12,236.6
Total non-current debt (excluding current portion of long-term debt)	
Guaranteed and unsecured[2]	791.5
Secured[3]	96.7
Unguaranteed and unsecured	9,872.9
	10,761.1
Total gross indebtedness	**22,997.7**

	Unaudited IFRS at 30 June 2006 US$m
Shareholders' equity	
Issued share capital	352.4
Share premium	4,172.1
Own shares	(123.0)
Convertible borrowings – equity component	80.5
Other reserves	4,278.0
	8,760.0
Changes in shareholders' equity to 31 August 2006:	
Increase in issued share capital	0.4
Increase in share premium	8.0
Decrease in convertible borrowings – equity component	(0.9)
Increase in other reserves	303.3
Total shareholders' equity at 31 August 2006	**9,070.8**
Gross capitalisation at 31 August 2006	**32,068.5**

(1) Relates to capital market notes which are guaranteed unsecured private placements in the United States.
(2) Relates to capital market notes which are guaranteed unsecured private placements in the United States and convertible bonds and convertible bond issue costs. For detailed information on the convertible bonds, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – B. Operating and financial review relating to the Former Xstrata Group – Liquidity reserves – Convertible borrowings".
(3) Relates to obligations under finance leases and hire purchase contracts.

4.4 The following table sets out the unaudited net financial indebtedness (calculated in accordance with IFRS) of the Enlarged Xstrata Group as at 31 August 2006:

	Unaudited IFRS at 31 August 2006 US$m
Cash and equivalents	2,638.8
Trading securities	0.0
Liquidity	**2,638.8**
Current financial receivable	**0.0**
Current bank debt[1]	118.9
Current portion of non-current debt[2]	11,706.3
Other current financial debt[3]	411.4
Current financial debt	**12,236.6**
Net current financial indebtedness	**9,597.8**
Non-current bank loans[2]	7,085.1
Bonds issued[5]	540.1
Other non-current loans[4]	3,135.9
Non-current financial indebtedness	**10,761.1**
Net financial indebtedness	**20,358.9**

Notes:

(1) Includes bank overdrafts.

(2) Includes unsecured syndicated/term/revolving credit bank loans, secured bank loans, other unsecured bank loan issue costs.

(3) Includes capital market notes, minority interest loans, obligations under finance leases and hire purchase contracts and other loans.

(4) Includes capital market notes, minority interest loans and obligations under finance leases, hire purchase contracts, preference shares and other loans.

(5) Includes convertible bond and convertible bond issue costs.

4.5 For details of guarantees outstanding and contingent liabilities of the Former Xstrata Group as at 31 December 2005, see Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group – B. Operating and Financial Review Relating to the Former Xstrata Group – Contingent liabilities".

4.6 Save as disclosed above and excluding intra-group indebtedness and guarantees, no member of the Enlarged Xstrata Group had at the close of business on 31 August 2006 any outstanding loan capital (including loan capital created but unissued), term loans or any other borrowings or indebtedness in the nature of borrowings, including indirect indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

5. Equity Capital Management Programme

The Enlarged Xstrata Group has in place an equity capital management programme ("ECMP"). Under the ECMP, up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss Investments Limited ("Batiss"), a Guernsey registered entity owned by a charitable trust, which is independent of the Enlarged Xstrata Group.

5.1 Purchasing activity

As part of the ECMP, Batiss has entered into an option agreement with Xstrata Capital Corporation A.V.V. ("Xstrata Capital"), a wholly-owned subsidiary within the Enlarged Xstrata Group, whereby Batiss grants to Xstrata Capital a right to require Batiss to sell the Ordinary Shares purchased to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share.

Under the option agreement, Xstrata Capital pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the Ordinary Shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the Ordinary Shares in the market. These payments are sourced from the existing and future cash resources of Xstrata Capital.

Xstrata Capital is able to exercise its right under the option agreement for a period of six years from the date of each purchase. Batiss waives its right to receive dividends on Ordinary Shares which it holds from time to time.

During the financial year ended 31 December 2005, 26.1 million Ordinary Shares were purchased under the ECMP for US$522 million, bringing the total purchases under the ECMP to 31 December 2005, to 29 million Ordinary Shares (approximately 4.7% of Xstrata's issued ordinary share capital) at an average cost of £10.72 per Ordinary Share. No Ordinary Shares were sold under the ECMP during that period. However, Batiss sold 29,450,976 Ordinary Shares in connection with the Placing announced on 17 May 2006. As at 2 October 2006 (being the latest practicable date prior to the publication of this document), Batiss held no Ordinary Shares.

5.2 Conduct and disclosure of purchases

Purchases of Ordinary Shares under the ECMP are made in the market at prices not exceeding 105% of the average middle-market closing price of the Ordinary Shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss is conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

5.3 Future application of Ordinary Shares held by Batiss

The proceeds from the sale of the 29,450,976 Ordinary Shares sold by Batiss in connection with the Placing were used by the Former Xstrata Group to repay a portion of the debt incurred in relation to the acquisition of the initial stake of approximately 19.9% in Falconbridge and the Cerrejón Acquisition. Xstrata Capital intends that Ordinary Shares held by Batiss under the ECMP in the future will either be used by the Enlarged Xstrata Group as a source of financing for future acquisitions, in keeping with the Enlarged Xstrata Group's growth strategy, or placed in the market. Batiss waives its right to receive any dividends on, and does not exercise voting rights attaching to, Ordinary Shares held by it from time to time.

If the Ordinary Shares price rises, Xstrata Capital would profit on a future placing to the extent that the price realised for the Ordinary Shares in the market exceeds the original market price paid plus associated funding costs.

Xstrata Capital and Xstrata will consider in the future whether any Ordinary Shares held by Batiss will be acquired by Xstrata. Any repurchase of Ordinary Shares by Xstrata would be subject to the approval of Shareholders and to appropriate clearance being obtained from the Swiss tax authorities.

The decision when to place the Ordinary Shares in the market, use the Ordinary Shares to assist the Enlarged Xstrata Group in facilitating future transactions or to repurchase Ordinary Shares for cancellation will be considered in light of the Enlarged Xstrata Group's funding requirements and capital structure at the time.

5.4 Accounting treatment

While Ordinary Shares are held by Batiss under the ECMP they are disregarded for the purposes of calculating earnings per Ordinary Share. Batiss is consolidated by Xstrata as a quasi-subsidiary, and Ordinary Shares held by it are accounted for as a deduction from shareholders' funds in Xstrata's consolidated balance sheet.

Where Ordinary Shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Enlarged Xstrata Group, any gain or loss is taken directly to the Enlarged Xstrata Group's reserves to the extent that the market value of the Ordinary Shares so disposed is above or below the cost of those Ordinary Shares. No gain or loss is recognised in Xstrata's consolidated profit and loss account.

If Ordinary Shares held by Batiss are repurchased and cancelled by Xstrata, this would be accounted for in Xstrata's consolidated financial statements as though it had occurred at the time of the purchase of the Ordinary Shares by Batiss.

6. New Shares

6.1 The New Shares which are the subject of the Rights Issue have been provisionally allotted (nil paid) to all Qualifying Shareholders by a resolution of a person duly authorised by a committee of the Board and created in accordance with the laws of England.

6.2 The New Shares will have the same rights in all respects as the Existing Shares (including the right to receive all dividends or other distributions declared after the date of the New Shares Issue). For the avoidance of doubt, the New Shares shall not be entitled to participate in the interim dividend of US$0.13 per share declared on 2 August 2006 and payable on 13 October 2006 in respect of Existing Shares held on the record date of 22 September 2006. A summary of the rights of the Existing Shares is set out in paragraph 9 of this Part VIII below.

6.3 Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 25% following the New Shares Issue (assuming no options granted under the Xstrata Share Schemes or conversion rights under the 2010 Convertible Bonds, the 2017 Convertible Debenture or the 2017 Convertible Bonds are exercised between 2 October 2006 (being the latest practicable date prior to the publication of this document) and the New Shares Issue).

6.4 The ISIN Code for the Nil Paid Rights is GB00B1FML606. The ISIN Code for the Fully Paid Rights is GB00B1FMM786. The ISIN Code for the New Shares is GB0031411001.

6.5 The Swiss Security Number for the Nil Paid Rights is 2 708 557. The Swiss Security Number for the New Shares is 1 386 215.

6.6 The Nil Paid Rights and New Shares will be tradeable on the SWX in Swiss Francs. The Nil Paid Rights and New Shares will only be traded on the SWX in uncertificated form.

7. Share capital and securities convertible into share capital

Share capital upon implementation of the Rights Issue

7.1 The authorised, issued and fully paid share capital of Xstrata as at 2 October 2006 (being the latest practicable date prior to the publication of this document) is as follows:

	Authorised (number)	Authorised	Issued (number)	Issued
Ordinary Shares of US$0.50 each	15,109,948,397	US$7,554,974,198.50	707,362,787	US$353,681,393.50
Non-Voting Deferred Shares of £1 each	50,000	£50,000	50,000	£50,000
Special Voting Share of US$0.50	1	US$0.50	1	US$0.50

7.2 The authorised, issued and fully paid share capital of Xstrata immediately following the New Shares Issue (assuming no options granted under the Xstrata Share Schemes or conversion rights under the 2010 Convertible Bonds, the 2017 Convertible Debenture or the 2017 Convertible Bonds are exercised between 2 October 2006 (being the latest practicable date prior to the publication of this document) and the New Shares Issue) will be as follows:

	Authorised (number)	Authorised	Issued (number)	Issued
Ordinary Shares of US$0.50 each	15,109,948,397	US$7,554,974,198.50	943,150,383	US$471,575,191.50
Non-Voting Deferred Shares of £1 each	50,000	£50,000	50,000	£50,000
Special Voting Share of US$0.50	1	US$0.50	1	US$0.50

The Directors intend, at the first Annual General Meeting of the Company following the full refinancing of the Equity Bridge Facility (which is expected to be the Annual General Meeting of the Company in 2007) to seek Shareholder approval to reduce the authorised share capital of the Company by cancelling such number of authorised but unissued Ordinary Shares as the directors of the Company consider appropriate taking into account the capital structure of the Company at that time.

History of share capital

7.3 Xstrata was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which one share was issued nil paid to Instant Companies Limited of 1 Mitchell Lane, Bristol BS1 6BU, UK, the subscriber to Xstrata's Memorandum of Association.

7.4 The following alterations to the authorised and issued share capital of Xstrata have taken place and the following authorities have been granted to the directors of the Company under sections 80 and 95 of the Companies Act, between the Company's incorporation and the date of this document:

(a) on 19 February 2002 the authorised share capital of the Company was increased to £50,000 by the creation of 49,000 ordinary shares of £1 each;

(b) at an extraordinary general meeting of the Company on 19 March 2002:

  (i) the authorised share capital of the Company of £50,000, divided into 50,000 ordinary shares of £1 each, was re-designated as 50,000 Non-Voting Deferred Shares of £1 each;

  (ii) the authorised share capital of the Company was increased to US$175,000,000.50 and £50,000 by the creation of 350,000,000 Ordinary Shares and one special voting share of US$0.50;

(iii) the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of US$166,140,650, such authority to expire on 19 March 2007 (unless previously revoked, varied or extended by the Company in general meeting); and

(iv) the directors were of the Company empowered pursuant to the section 80 authority described in paragraph (b)(iii) above to allot ordinary shares of the Company for cash until the conclusion of the next Annual General Meeting of the Company after admission in connection with the Xstrata IPO as if section 89 of the Companies Act did not apply to such allotment but limiting such power to certain specified matters in connection with the acquisitions of the Duiker Group and the Enex Group, the Xstrata Merger and the Xstrata IPO, the allotment of equity securities in connection with a rights issue and other allotments of equity securities up to an aggregate nominal amount of US$6,315,025;

(c) at the Annual General Meeting of the Company on 8 May 2003:

(i) the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to US$42,100,166 (equivalent to 84,200,333 Ordinary Shares); and

(ii) the power conferred on the directors of the Company by Article 15 of the Articles to allot equity securities as if section 89(1) of the Companies Act did not apply was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) up to US$6,315,025 (equivalent to 12,630,050 Ordinary Shares);

(d) at an extraordinary general meeting of the Company on 8 May 2003:

(i) the authorised share capital of the Company was increased conditional on admission of the nil paid rights in respect of the MIM Rights Issue becoming effective, from US$175,000,000 to US$437,500,000 by the creation of an additional 525,000,000 Ordinary Shares;

(ii) subject to and conditional on admission of the nil paid rights in respect of the MIM Rights Issue becoming effective and in place of all existing powers, the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to (A) US$189,450,750 (equivalent to 378,901,500 Ordinary Shares) in connection with the MIM Rights Issue, and (B) otherwise than in connection with the MIM Rights Issue, US$104,197,912.50 (equivalent to 208,395,825 Ordinary Shares); and

(iii) subject to and conditional on admission of the Ordinary Shares in respect of the MIM Rights Issue becoming effective and in place of all existing powers, the power conferred on the directors of the Company by Article 15 of the Articles to allot equity securities as if section 89(1) of the Companies Act did not apply was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) up to US$15,787,562.50 (equivalent to 31,575,125 Ordinary Shares);

(e) by resolution of a committee of the board of directors of the Company on 30 July 2003, as authorised by resolution of the board of directors of the Company passed at its meeting on 17 July 2003, the directors of the Company have, as at 2 October 2006 (being the latest practicable date prior to the publication of this document), issued and allotted 39,317,027 new Ordinary Shares to holders of 2010 Convertible Bonds in respect of conversions of the relevant 2010 Convertible Bonds. The new Ordinary Shares issued and allotted as described above rank *pari passu* with the other Existing Shares, trade on the London Stock Exchange and the SWX and were admitted to the Official List on 28 August 2003;

(f) at the Annual General Meeting of the Company held on 6 May 2004:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 6 May 2004 up to US$105,250,402 (equivalent to 210,500,804 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 6 May 2004 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) up to US$15,787,560 (equivalent to 31,575,120 Ordinary Shares);

(g) by resolution of an Allotment Committee on 23 March 2005, as authorised by resolution of the board of directors of the Company passed at its meeting on 24 February 2005, the directors of the Company issued and allotted 1,000,000 new Ordinary Shares to K.B. (C.I.) Nominees Limited for the purposes of the Xstrata plc Employee Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act, and within the provisions of Sections 80(2) and 89(5) of the Companies Act). The 1,000,000 new Ordinary Shares rank *pari passu* with the other Existing Shares, trade on the London Stock Exchange and the SWX and were admitted to the Official List on 8 April 2005;

(h) at the Annual General Meeting of the Company held on 9 May 2005:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 9 May 2005 up to US$105,250,402 (equivalent to 210,500,804 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 9 May 2005 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) up to US$15,787,560 (equivalent to 31,575,120 Ordinary Shares);

(i) at the Annual General Meeting of the Company held on 9 May 2006:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 9 May 2006 up to US$108,477,815 (equivalent to 216,955,630 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 9 May 2006 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) up to US$16,271,672 (equivalent to 32,543,344 Ordinary Shares);

(j) by resolution of a Placing Committee on 16 May 2006, as authorised by resolution of the board of directors of the Company passed at its meeting on 16 May 2006, the directors of the Company issued and allotted 32,543,344 new Ordinary Shares to placees for the purposes of the Placing. The 32,543,344 new Ordinary Shares rank *pari passu* with the other Existing Shares, trade on the London Stock Exchange and the SWX and were admitted to the Official List on 22 May 2006; and

(k) at an extraordinary general meeting of the Company held on 30 June 2006:

(i) the authorised share capital of the Company was increased from US$437,500,000.50 and £50,000 to US$7,554,974,199.00 and £50,000 by the creation of an additional 14,234,948,397 Ordinary Shares;

(ii) the authority conferred on the directors of the Company by Article 14 of the Articles was renewed for a period expiring (unless previously renewed, varied or revoked) on 30 June 2011 and the directors of the Company were authorised pursuant to section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to (A) US$7,000,000,000.00 (equivalent to 14,000,000,000 Ordinary Shares) in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part any amount outstanding under the Equity Bridge Facility, and (B) otherwise than in

connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part the Equity Bridge Facility, US$117,474,198.50 (equivalent to 234,948,397 Ordinary Shares);

(iii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 30 June 2006 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) up to US$17,621,129.00 (equivalent to 35,242,258 Ordinary Shares).

7.5 All issued Ordinary Shares are fully paid.

7.6 There are no treasury shares held by the Company as at the date of this document.

7.7 As at 2 October 2006 (being the latest practicable date prior to the publication of this document) K.B. (C.I.) Nominees Limited holds 4,834,557 Ordinary Shares on behalf of the Xstrata Share Schemes, representing approximately 0.68% of Xstrata's current issued ordinary share capital.

7.8 As at 2 October 2006 (being the latest practicable date prior to the publication of this document) Batiss holds no Ordinary Shares pursuant to the ECMP. See paragraph 10.3 of this Part VIII.

7.9 The Existing Shares have been admitted to the Official List of the Financial Services Authority, to trading on the London Stock Exchange's main market for listed securities and to listing on the SWX. The ISIN number of the Existing Shares is GB0031411001. The Swiss Security Number for the Existing Shares is 1 386 215.

Securities convertible into share capital

7.10 On 15 August 2003, Xstrata Capital issued US$600,000,000 3.95% guaranteed convertible bonds due 2010 (the 2010 Convertible Bonds). As at 2 October 2006 (being the latest practicable date prior to publication of this document) US$214,419,000 of the 2010 Convertible Bonds remain outstanding. See paragraph 22.34 of this Part VIII.

7.11 On 6 September 2005, Xstrata Capital issued a US$375,000,000 4.00% guaranteed convertible debenture due 2017 (the 2017 Convertible Debenture). In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document the 2017 Convertible Bonds in consideration for the cancellation of the 2017 Convertible Debenture, the waiver of all rights of the holder of the 2017 Convertible Debenture (Trilon International Inc. ("Trilon"), which is a subsidiary of Brookfield Asset Management Inc., a company formerly known as Brascan Corporation ("Brookfield")), under the 2017 Convertible Debenture and the related deed poll and the release of Xstrata Capital and Xstrata from each of their respective obligations under the 2017 Convertible Debenture and the related deed poll. See paragraph 22.20 of this Part VIII.

7.12 In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document US$375,000,000 4.00% guaranteed convertible bonds due 2017 (the 2017 Convertible Bonds). See paragraph 22.3 of this Part VIII.

8. Auditors

The auditor of the Company for each of the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005 was Ernst & Young LLP, of 1 More London Place, London SE1 2AF, United Kingdom, which is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales.

The auditor of Noranda for each of the financial years ended 31 December 2003 and 31 December 2004 and of Falconbridge for the financial year ended 31 December 2005 was Ernst & Young LLP (Canada), of Ernst & Young Tower, 222 Bay Street Toronto, Ontario M5K 1J7, which is registered to carry out audit work as a participating firm with the Canadian Public Accountability Board.

9. Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules

9.1 Memorandum of association

The memorandum of association of Xstrata provides that its principal object is to carry on the business of a holding company. The objects of Xstrata are set out in full in clause 4 of its memorandum of association which is available for inspection at the address specified in paragraph 31 of this Part VIII.

9.2 Articles of association

(a) The articles of association of Xstrata were adopted pursuant to a special resolution of Xstrata passed on 19 March 2002 and amended by a special resolution of Xstrata passed on 9 May 2005.

(b) The Articles have been drafted so that certain rights that are inalienable under Swiss law and that holders of Xstrata AG Shares enjoyed prior to the Xstrata IPO are preserved in the Company subject to the following arrangements. Under English law the Articles can always be amended by a special resolution (requiring a 75% majority of those present and voting, in person or by proxy). Consequently, a special voting share has been created which carries weighted voting rights sufficient to defeat any resolution which would amend certain of the Articles ("Entrenched Rights Actions"). The holder of the special voting share, The Law Debenture Trust Corporation p.l.c. (the "trustee company"), has agreed under a voting agreement with the Company (the "Voting Agreement"), to exercise its votes to vote against (and so defeat) any resolution to amend or remove an Entrenched Rights Action except in limited circumstances as described in paragraph 9.13 of this Part VIII. This structure has the effect of entrenching certain rights into the Articles.

(c) These rights include the following:

(i) the right not to have changes made to the Articles which would cause a member to cease to be a member or take away a member's rights to speak and vote at general meetings, to be paid a dividend if one is declared and to receive liquidation proceeds on a winding up;

(ii) the right of shareholders to requisition a general meeting (if they hold Ordinary Shares whose nominal value is equivalent to CHF1 million or more);

(iii) the right to at least 20 clear days' notice of all shareholder meetings;

(iv) the right to have satellite general meetings in Switzerland if the general meeting is not held in Switzerland;

(v) the right of members to appoint directors and alternate directors;

(vi) the right not to have membership withdrawn by consolidation of share capital;

(vii) a provision in a proxy appointment includes the right to demand a poll and confers the right to speak at a meeting;

(viii) the right to inspect records;

(ix) the right to a special examination of the transactions and other matters affecting shareholder rights; and

(x) a provision requiring the publication of notices relating to the Company in the Swiss Commercial Gazette and at least one leading Swiss newspaper.

9.3 Share rights

(a) Subject to the provisions of the Companies Acts (as defined in the Articles) and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board may determine.

(b) Subject to the Articles and to the Companies Acts (as defined in the Articles), and without prejudice to any rights attaching to any existing shares or class of shares, the Board may issue any shares which are to be redeemed, or which at the option of the Company or the holder are liable to be redeemed. The unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the Board.

9.4 Voting rights

(a) Subject to the rights and restrictions attached to any class of shares:

(i) on a show of hands, every member present in person or by proxy has one vote (save that neither the holder of the special voting share nor any holder of deferred share(s) shall be entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(ii) on a poll:

(A) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred shares) shall have:

(i) one vote for each fully paid share; and

(ii) for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion of the amount paid up on the total issue price of that share;

(B) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and

(C) the holders of the deferred shares shall not be entitled to vote.

(iii) unless the Board determines otherwise, a member who has been served with a direction notice after failure (whether by such member or by another person) to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, shall (for so long as the information is not supplied and for up to 14 days thereafter) not be entitled to vote in respect of the shares in relation to which the information has not been supplied.

9.5 Dividends and other distributions

(a) Subject to the provisions of the Companies Acts (as defined in the Articles), the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. The dividend shall be paid according to the amounts paid on shares in respect of which the dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid on the share. The special voting share and the deferred shares shall not carry the right to receive a dividend.

(b) Subject to the provisions of the Companies Acts (as defined in the Articles), the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution.

(c) The Board may also pay at intervals determined by it any dividend at a fixed rate if it appears to the Board that the profits available for distribution justify the payment. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

(d) No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

(e) The Board may withhold payment from a person of any dividend in respect of shares in the Company if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Companies Act (as defined in the Articles).

(f) Except as otherwise provided by the rights attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

(g) The Board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

(h) Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

(i) Except as provided by the rights and restrictions attached to any class of shares (as to which see paragraph 9.7 below), the holders of the Company's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the

assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

9.6 Variation of rights

Except as set out in paragraphs 9.2 and 9.14 in the case of an Entrenched Rights Action and subject to the provisions of the Companies Acts (as defined in the Articles), rights attached to any class of shares may be varied or abrogated in such manner (if any) as may be provided by those rights, or in the absence of any provision, either with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

9.7 Rights of holders of deferred shares

The holders of deferred shares shall not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the Ordinary Shares, the nominal amount paid up on the special voting share plus the payment of £100,000 per Ordinary Share. The Company has irrevocable authority at any time to appoint any person to execute on behalf of the holders of any deferred shares a transfer of and/or an agreement to transfer the deferred shares to such persons as the Company may determine as custodian of the shares and/or purchase or cancel the deferred shares (in accordance with the provisions of the Companies Act) in any such case for not more than £1 for each share being transferred, purchased or cancelled to be paid to the registered relevant holder of the shares without obtaining the sanction of the holder or holders of the deferred shares for such a transfer and/or acquisition and, pending such transfer and/or acquisition, to retain the certificate for such deferred shares. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act) at a price not exceeding £1 for each share redeemed to be paid to the relevant registered holdings of the shares. The Company must provide the holders of the deferred shares with not less than 28 days' notice in writing of its intention to do so, fixing a time and place for the redemption.

9.8 Transfer of shares

(a) A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form, which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

(b) The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares of that class in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

  (i) is lodged, duly stamped (if stampable), with the Company and (except where the shares are registered in the name of a recognised person (as defined in the Articles) and no certificate shall have been issued therefor) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require;

  (ii) is in respect of one class of share only; and

  (iii) is in favour of not more than four persons.

(c) The Board may refuse to register a transfer of shares in the Company by a person if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, unless (i) the transfer is an approved transfer (as defined in the Articles), (ii) the relevant member is not himself in default as regards supplying the information required and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or the transfer of the shares is required to be registered by the CREST Regulations.

(d) Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with the Company or the instruction to transfer shares was received by the Company from the Operator of a Relevant System (in each case, as defined in the CREST Regulations), as the case may be.

(e) No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

(f) Shares may be transferred by means of a Relevant System, including the Relevant System of which CRESTCo Limited is the Operator (in each case, as defined in the CREST Regulations).

(g) The Board shall decline to register any transfer of the special voting share except where permitted in accordance with the Voting Agreement in place between the Company and the holder of the special voting share. The Voting Agreement is described in paragraph 9.14 below.

(h) Save as provided above or as required by the Companies Act or other applicable law, the Company shall not impose restrictions on the transfer of shares.

9.9 Alteration of share capital

The Company may from time to time by ordinary resolution increase, consolidate and divide or, subject to the Companies Acts (as defined in the Articles), subdivide its share capital. The Company may by ordinary resolution also cancel any shares which have not, at the date of the resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Acts (as defined in the Articles), the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

9.10 General meetings

All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act.

The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Act, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Act.

In addition to the rights granted to members under Section 376 of the Companies Act (to have members' resolutions circulated), the Company shall on the requisition in writing of a member or members holding a number of ordinary shares whose total nominal value (based on prevailing exchange rates at the time such a request is made) is not less than the equivalent of CHF 1 million and, at the expense of the requisitionists, give to members of the Company entitled to receive notice of general meetings notice of any resolution which may properly be moved and is intended to be moved at an annual general meeting by such requisitionists. The Company is not bound to give notice of a resolution unless a copy of the requisition signed by the requisitionists is deposited at the registered office of the Company not less than six weeks before the relevant annual general meeting.

Subject to the provisions of the Companies Act and the Articles, each member of the Company is entitled to attend a general meeting. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. If a general meeting is not held in Switzerland then arrangements will be made for a satellite meeting place in Switzerland.

9.11 Special voting share

The special voting share does not carry a right to receive dividends, has rights to vote in certain circumstances and carries a right to no more than the amount of capital paid up on such a share in the event of liquidation. As noted below, the special voting share carries enough votes to defeat any resolution deemed to be an Entrenched Rights Action. The special voting share will be redeemable by the Company on termination of the Voting Agreement.

9.12 Entrenched rights action

If the Company proposes to take an Entrenched Rights Action, such action shall require approval by a special resolution passed at a general meeting. The holders of the Ordinary Shares and the holder of the special voting share are entitled to vote as a single class on a poll. On such a resolution, the holder of the special voting share shall have sufficient votes to defeat the resolution. Entrenched Rights Actions are described in paragraph 9.2 above.

9.13 Mandatory takeover bids, squeeze-out and sell-out rules

As of 20 May 2006, the City Code applies to the Company and the provisions of the Articles designed to replicate certain provisions of the City Code whilst the City Code did not apply to the Company no longer apply. (Such provisions in the Articles contained certain takeover protections which were designed to ensure that no person acquired 30% or more of the Company's voting rights or, if they already held more than 30% (but less than 50%) of the Company's voting rights, acquired any additional voting rights, without making a cash offer to all Shareholders.)

Other than as provided by the Takeovers Directive (Interim Implementation) Regulations 2006 and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and/or sell-out rules in relation to the Ordinary Shares.

9.14 The Voting Agreement

The Voting Agreement provides that the trustee company will vote against any Entrenched Rights Actions unless:

(a) in the opinion of counsel such resolutions can be passed without derogating in any material respect from the rights which the former Xstrata AG shareholders would enjoy if the shares in the Company were shares in a company incorporated in Switzerland; or

(b) in the opinion of counsel such resolutions would be permitted in relation to a merger between a Swiss corporation (Aktiengesellschaft) and an English plc under Swiss law and practice then in force and applicable, were the merger to take place at the time of the proposed resolutions; or

(c) the Company has certified to the trustee company that after having invited all shareholders to object, no shareholder has objected to the adoption of the resolution or has voted against it.

The Voting Agreement is terminable and may be amended under certain limited circumstances including in circumstances broadly comparable to those mentioned in paragraphs 9.14(a) and (b) above.

9.15 Directors

(a) Appointment of directors

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two. Directors may only be appointed by Xstrata by ordinary resolution and not by the board of directors.

(b) Age of directors

The provisions of the UK Companies Act with regard to "Age limit for directors" shall not apply to Xstrata but where the board of directors convenes any general meeting of Xstrata at which (to the knowledge of the board of directors) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board of directors shall give notice of his age in years in the notice convening the meeting.

(c) No share qualification

A director shall not be required to hold any shares in the capital of Xstrata by way of qualification.

(d) Retirement of directors by rotation

At every annual general meeting of Xstrata, one-third of the directors or if their number is not three or a multiple of three, the number nearest to one-third, but at least one, will retire by rotation. The directors to retire will be those who have been longest in office. Any director who has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment shall retire at the annual general meeting. As between those who were appointed or re-appointed on the same day, those to retire will be (unless they otherwise agree) determined by lot. A retiring director shall be eligible for re-election.

(e) Remuneration of directors

(i) The emoluments of any director holding executive office for his services as such shall be determined by the board of directors, and may be of any description.

(ii) The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of the articles) shall not exceed in aggregate £1 million per annum or such higher amount as Xstrata may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of directors. In addition, any director who does not hold executive office and who performs services, which in the opinion of the board of directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board of directors may determine.

(iii) In addition to any remuneration to which the directors are entitled under the articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the board of directors or committees of the board of directors, general meetings or separate meetings of the holders of any class of shares or of debentures of Xstrata or otherwise in connection with the discharge of their duties.

(iv) The board of directors may provide benefits, whether by the payment of gratuities or pensions, insurance or otherwise, for any past or present director or employee of Xstrata or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

(f) Permitted interests of directors

Subject to the provisions of the Companies Act, and provided that he has disclosed to the board of directors the nature and extent of any material interest of his, a director notwithstanding his office:

(i) may be a party to, or otherwise interested in, any transaction or arrangement with Xstrata or in which Xstrata is otherwise interested;

(ii) may act by himself or his firm in a professional capacity for Xstrata (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by Xstrata or in which Xstrata is otherwise interested; and

(iv) shall not, by reason of his office, be accountable to Xstrata for any benefit which he derives from any such office or employment, or from any such transaction or arrangement, or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Xstrata is also subject to the additional requirements applicable to transactions with related parties imposed by the Listing Rules. This may result in a transaction or arrangement referred to in sub-paragraph (i) requiring, amongst other things, shareholder approval.

(g) Restrictions on voting

Except as otherwise provided in the Articles, a director shall not vote at a meeting of the board of directors or a committee of the board of directors on any resolution of the board of directors concerning a matter in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, unless his interest arises only because the resolution concerns one or more of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, Xstrata or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of Xstrata or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of Xstrata or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Companies Act) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for such purpose to be a material interest in all circumstances);

(v) a contract, arrangement, transaction or proposal for the benefit of employees of Xstrata or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) a contract, arrangement, transaction or proposal concerning any insurance which Xstrata is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

Xstrata may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

(h) Borrowing powers

The board of directors may exercise all the powers of Xstrata to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Xstrata or of any third party. There is no requirement on the directors to restrict the borrowings of Xstrata or its subsidiaries.

(i) Indemnity of directors

Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that such person shall not be entitled to such indemnification to the extent that it would cause the relevant provision of the Articles providing for such indemnification, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

10. Directors', Senior Executives' and other interests

10.1 Directors' and Senior Executives' interests

The interests of the Directors and Senior Executives in the share capital of the Company (all of which are beneficial unless otherwise stated), including the interests of persons connected with the Directors and/or Senior Executives for the purposes of section 346 of the Companies Act, as notified to the Company pursuant to sections 324 or 328 of the Companies Act and entered in the register maintained pursuant to section 325 of the Companies Act, at the date of this document, and following the New Shares Issue, including as a percentage of the Enlarged Share Capital, (assuming full take up by the Directors and Senior Executives of their entitlements under the Rights Issue and no options granted under the Xstrata Share Schemes and no conversion rights under the 2010 Convertible Bonds, the 2017 Convertible Debenture or the 2017 Convertible Bonds are exercised between 2 October 2006 (being the latest practicable date prior to the publication of this document) and the New Shares Issue), are as follows:

	Ordinary Shares beneficially held at the date of this document		Ordinary Shares beneficially held immediately following the New Shares Issue	
Name	**No.**	**%**	**No.**	**%**
Executives				
Mick Davis	146,380	0.0207	195,173	0.0207
Trevor Reid	–	–	–	–
Santiago Zaldumbide	–	–	—	—
Non-executives				
Willy Strothotte	–	–	–	-
Ivan Glasenberg	–	–	–	-
Paul Hazen	178,660	0.0253	238,213	0.0253
Robert MacDonnell	295,920	0.0418	394,560	0.0418
Sir Steve Robson CB	–	–	–	–
David Rough	14,576	0.0021	19,434	0.0021
Dr Frederik Roux	–	–	–	–
Ian Strachan	6,500	0.0009	8,666	0.0009
Senior Executives				
Bill Brooks	–	–	–	–
Peter Coates	37,347	0.0053	49,796	0.0053
Marc Gonsalves	2,872	0.0004	3,829	0.0004
Peet Nienaber	34,998	0.0049	46,664	0.0049
Ian Pearce	–	–	–	–
Charlie Sartain	–	–	–	–

The Directors and the Senior Executives have the same voting rights as all other Shareholders.

Details of the Directors' and the Senior Executives' non-beneficial interests in Ordinary Shares subject to options and awards are set out below:

Options over Ordinary Shares that have been granted to Directors and the Senior Executives for no consideration under the following Xstrata Share Schemes:

	Scheme	Number of Ordinary Shares over which options granted as at 2 October 2006	Exercise price	Exercisable between
Michael Davis[(1)]	Service Contract	444,860	£4.29	01.10.2005 01.10.2012
	Service Contract	444,860	£4.72	01.10.2006 01.10.2013
	Xstrata Long Term Incentive Plan	335,228	£3.60	10.02.2006 10.02.2013
	Xstrata Long Term Incentive Plan	689,655	£7.35	08.03.2007 08.03.2014
Trevor Reid[(2)]	Service Contract	222,430	£4.12	15.01.2006 15.01.2013
	Service Contract	222,430	£6.35	15.01.2007 15.01.2014
	Xstrata Long Term Incentive Plan	293,103	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	192,130	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	119,368	£17.17	10.03.2009 10.03.2016
Santiago Zaldumbide[(3)]	Xstrata Long Term Incentive Plan	268,966	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	221,189	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	118,703	£17.17	10.03.2009 10.03.2016
William H. Brooks	–	–	–	–
Peter Coates[(4)]	Xstrata Long Term Incentive Plan	82,117	£3.60	10.02.2006 10.02.2013
	Xstrata Long Term Incentive Plan	175,149	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	149,014	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	92,515	£17.17	10.03.2009 10.03.2016
Marc Gonsalves[(5)]	Xstrata Long Term Incentive Plan	132,759	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	108,228	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	82,742	£17.17	10.03.2009 10.03.2016
Peet Nienaber[(6)]	Xstrata Long Term Incentive Plan	113,843	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	96,673	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	56,067	£17.17	10.03.2009 10.03.2016
Ian W. Pearce	–	–	–	–

	Scheme	Number of Ordinary Shares over which options granted as at 2 October 2006	Exercise price	Exercisable between
Charlie Sartain[7]	Xstrata Long Term Incentive Plan	113,843	£7.35	08.03.2007 08.03.2014
	Xstrata Long Term Incentive Plan	125,038	£10.60	11.03.2008 11.03.2015
	Xstrata Long Term Incentive Plan	85,144	£17.17	10.03.2009 10.03.2016

(1) Mr. Davis has a conditional right to acquire a further 206,897 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for of such Ordinary Shares is 5 March 2007. Mr. Davis has a right to acquire 169,811 Ordinary Shares at no cost in respect of the 2005 bonus plan which will vest on 25 February 2007. Mr. Davis has a further right to acquire 96,801 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 55,315 Ordinary Shares on 23 February 2007 and 41,486 Ordinary Shares on 23 February 2008.

(2) Mr. Reid has a conditional right to acquire a further 181,380 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 87,931 of such Ordinary Shares is 5 March 2007, for 57,639 Ordinary Shares is 11 March 2008 and for 35,810 Ordinary Shares is 10 March 2009. Mr Reid has a right to acquire 32,372 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 25,856 Ordinary Shares on 23 February 2007 and 6,516 Ordinary Shares on 23 February 2008.

(3) Mr. Zaldumbide has a conditional right to acquire a further 182,658 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 80,690 Ordinary Shares is 5 March 2007, for 66,357 Ordinary Shares is 11 March 2008 and for 35,611 Ordinary Shares is 10 March 2009. Mr Zaldumbide has a right to acquire 38,775 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 31,020 Ordinary Shares on 23 February 2007 and 7,755 Ordinary Shares on 23 February 2008.

(4) Mr. Coates has a conditional right to acquire a further 125,004 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 52,545 Ordinary Shares is 5 March 2007, for 44,704 Ordinary Shares is 11 March 2008 and for 27,755 Ordinary Shares is 10 March 2009. Mr. Coates has a further right to acquire 28,965 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 23,172 Ordinary Shares on 23 February 2007 and 5,793 Ordinary Shares on 23 February 2008.

(5) Mr. Gonsalves has a conditional right to acquire a further 97,119 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 39,828 Ordinary Shares is 5 March 2007, for 32,468 Ordinary Shares is 11 March 2008 and for 24,823 Ordinary Shares is 10 March 2009. Mr. Gonsalves has a further right to acquire 20,744 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 16,595 Ordinary Shares on 23 February 2007 and 4,149 Ordinary Shares on 23 February 2008.

(6) Mr. Nienaber has a conditional right to acquire a further 79,975 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 34,153 Ordinary Shares is 5 March 2007, for 29,002 Ordinary Shares is 11 March 2008 and for 16,820 Ordinary Shares is 10 March 2009. Mr. Nienaber has a further right to acquire 15,250 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest on 23 February 2007.

(7) Mr. Sartain has a conditional right to acquire a further 97,207 Ordinary Shares at no cost pursuant to the Xstrata Long Term Incentive Plan. The end of the period for the qualifying conditions to be fulfilled for 34,153 Ordinary Shares is 5 March 2007, for 37,511 Ordinary Shares is 11 March 2008 and for 25,543 Ordinary Shares is 10 March 2009. Mr. Sartain has a further right to acquire 25,335 Ordinary Shares at no cost in respect of the 2006 bonus awards which by virtue of the 2006 bonus plan will vest as to 18,767 Ordinary Shares on 23 February 2007 and 6,568 Ordinary Shares on 23 February 2008.

In accordance with the rules of the Xstrata Share Schemes, the Directors propose to make adjustments to the terms of outstanding options and awards to take account of the New Shares Issue. Such adjustments will be made subject to the rules of the Xstrata Share Schemes.

10.2 Directors' and Senior Executives' conflicts of interest

Mr. Strothotte and Mr. Glasenberg are Directors nominated by Glencore International. Therefore, potential conflicts of interest may arise between the duties owed by such Directors to the Company and their duties to Glencore. The Relationship Agreement between the Company and Glencore International regulates the ongoing relationship between the Company and Glencore, as described in Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Relationship with controlling shareholder". In particular, under the Relationship Agreement, directors of Xstrata nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Company's board of directors to approve any aspect of Xstrata's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore.

There are no other potential conflicts of interests between any duties to the Company of the Directors and the Senior Executives and their private interests and/or other duties.

10.3 Interests of major Shareholders

Insofar as is known to Xstrata, the name of each person who, directly or indirectly, has an interest in Xstrata's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such person's interest, as at 2 October 2006 (being the latest practicable date prior to the publication of this document) are as follows:

	Ordinary Shares	
Name	**No.**	**%**
Credit Suisse Securities (Europe) Limited[1]	153,709,951	21.73
Glencore International AG[1]	101,040,400	14.28
AXA Investment Managers UK Limited[2]	1,518,658	0.21

[1] As a result of their participation in a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Former Xstrata Group's acquisition of MIM and the MIM Rights Issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are jointly interested in 254,750,351 Ordinary Shares, representing approximately 36.01% of the current issued ordinary share capital of the Company. Xstrata was notified by Credit Suisse Group on 28 September 2006 that: (i) 2,137,541 of the Ordinary Shares held by CSSEL, representing approximately 0.30% of the current issued ordinary share capital of the Company, were in the course of settlement at the relevant time in the notification; and (ii) Credit Suisse Group has additional interests in a further 12,045,550 of the Ordinary Shares, representing approximately 1.70% of the current issued ordinary share capital of the Company. Under its terms, the Arrangement will terminate on 2 December 2006.

[2] AXA Investment Managers UK Limited ("AXA") notified the Company on 20 September 2006 that AXA holds a beneficial interest in 1,518,658 Ordinary Shares or approximately 0.21% of the current issued ordinary share capital of the Company and a non-beneficial interest in 75,073,778 Ordinary Shares or approximately 10.61% of the current issued ordinary share capital of the Company. In total, AXA is therefore deemed to have an interest in 76,592,436 Ordinary Shares, representing approximately 10.83% of the current issued ordinary share capital of the Company.

Insofar as is known to Xstrata, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly

Insofar as is known to Xstrata, immediately following the New Shares Issue, the interests of those persons, set out above with an interest in Xstrata's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such persons' interests, including as a percentage of the Enlarged Share Capital, (assuming full take up by such persons of their entitlements under the Rights Issue (and, in the case of CSSEL'S entitlements in respect of 151,560,600 Ordinary Shares, full take up by Glencore International of such entitlements) and no options granted under the Xstrata Share Schemes, no exchange rights under the Glencore Exchangeable Bonds and no conversion rights under the 2010 Convertible Bonds, the 2017 Convertible Debenture or the 2017 Convertible Bonds are exercised between 2 October 2006 (being the latest practicable date prior to the publication of this document) and the New Shares Issue), will be as follows:

	Ordinary Shares	
Name	**No.**	**%**
Credit Suisse Securities (Europe) Limited[1]	154,426,401	16.37
Glencore International AG[1]	185,240,733	19.64
AXA Investment Managers UK Limited[2]	2,042,877	0.21

[1] See note 1 to the table above. As a consequence of the Arrangement, Glencore International, CSFB Equities and CSSEL will, following the New Shares Issue and subject to the assumptions set out above, be jointly interested in 339,667,134 Ordinary Shares, representing approximately 36.01% of the Enlarged Share Capital.

[2] See note 2 to the table above.

None of the major Shareholders referred to above has different voting rights from other Shareholders.

10.4 Other directorships and partnerships

The Directors and Senior Executives of Xstrata hold or have held in the past five years the following directorships, in addition to their directorships of Enlarged Xstrata Group companies, and are or were members of the following partnerships:

Name of Director/Senior Executive	Position	Company/partnership
Willy Strothotte	Director	Asturiana de Zinc SA Century Aluminum Corporation Glencore (Asia) AG Glencore Espana, S.A. Glencore (Europe) AG Glencore (Far East) AG Glencore Holding AG Glencore Investment AG Glencore L.T.E. AG Glencore Minera AG Glencore Mining AG Glencore Oil Projects AG Glencore Singapore Pte. Ltd. Glencore (South East Asia) AG Glencore Trading AG Glencore UK Ltd Glencore AG Glencore Canada Inc Glencore International AG Glencore Investments BV Metaleurop SA[(1)] Minara Resources Limited
Michael Davis	Director	Amalgamated Appliances Holdings Limited[(1)] Billiton plc[(1)] Nedcor Investment Bank Holdings Limited[(1)] Nedcor Investment Bank Limited[(1)]
Trevor Reid	Director	–
Santiago Zaldumbide	Director	Air Products and Chemicals, Inc. Energia e Industrias[(1)] Fertiberia SA[(1)] Immobiliaria Urbis SA[(1)] Sefanitro SA[(1)] Sociedad Española de Acumulador Tudor SA[(1)] ThyssenKrupp SA
Ivan Glasenberg	Director	Enex Resources Limited[(1)] Glencobar AG Glencore Espana, S.A. Glencore Financial Services AG Glencore AG Glencore (Asia) AG Glencore Asia Limited Glencore (Far East) AG Glencore Holding AG Glencore International AG Glencore L.T.E. AG Glencore Trading AG Minara Resources Limited

Name of Director/Senior Executive	Position	Company/partnership
Paul Hazen	Director	Accel-KKR
		Alias Systems Corporation[1]
		CRS Retail Systems Inc[1]
		E.phiphany, Inc[1]
		Epoch Partners[1]
		Horny Toad Activewear, Inc
		KKR Financial Corporation
		KSL Capital Partners
		KSL Recreation
		Phelps Dodge Corporation[1]
		Prosper Marketplace, Inc
		Safeway, Inc
		Vodafone Group Plc[1]
		Willis Group Holdings Ltd
		Wells Fargo and Company[1]
Robert MacDonnell	Director	RIM AIR
		RIMSKI, Inc
		Round Pond, Inc
		Safeway, Inc
		US Natural Resources, Inc.[1]
Sir Steve Robson CB	Director	JPMorgan Cazenove Holdings
		Partnerships UK plc
		The Royal Bank of Scotland Group plc
David Rough	Director	BBA Group plc
		EMAP plc
		Group Trust plc[1]
		KBL Investment Funds Limited
		Land Securities plc
		Land Securities Capital Markets plc
		Legal & General Group plc[1]
		Legal & General Insurance Limited[1]
		Legal & General Property Limited[1]
		Legal & General UK Select Investment Trust plc[1]
		Legal & General Ventures Limited[1]
		LS Property Finance Company Limited
		Mithras Investment Trust plc
		Mithras Investments Limited[1]
Dr Frederik Roux	Director	Brakhoek Properties (Pty) Ltd
		Fred Roux Investment Holdings (Pty) Limited
		Impala Platinum Holdings Limited
		Seacow Properties (Pty) Ltd
Ian Strachan	Director	Harsco Corporation
		Instinet Group Inc[1]
		Invensys plc[1]
		Johnson Matthey plc
		Reuters Group PLC
		Rolls Royce plc
		Transocean Inc.

Name of Director/Senior Executive	Position	Company/partnership
William H. Brooks	Chief Executive, Xstrata Aluminum	–
Peter Coates	Chief Executive, Xstrata Coal	Dalrymple Bay Coal Terminal Pty Limited Newcastle Coal Shippers Pty Limited Port Kembla Coal Terminal Pty Limited Port Waratah Coal Services Pty Limited
Marc Gonsalves	Executive General Manager, Corporate Affairs	–
Peet Nienaber	Chief Executive, Xstrata Alloys	CMN Boerdery (Pty) Limited Neltobi (Pty) Limited Mushlendow (Pty) Limited Perske Beleggings (Pty) Limited Silicon Technology Pty Limited Vanniecor Boerdery Beleggings (Pty) Limited
Ian W. Pearce	Chief Executive, Xstrata Nickel	–
Charlie Sartain	Chief Executive, Xstrata Copper	–

(1) Position no longer held

Other information relating to the Directors and the Senior Executives

10.5 Details of the Directors and Senior Executives of Xstrata, their business addresses and their functions are set out in Part VI – "Directors and Senior Management of Xstrata". The Directors comprise all of the members of the administrative, supervisory or management bodies of Xstrata.

10.6 At the date of this document none of the Directors or Senior Executives:

(a) except as set out in this document, has been a member of the administrative, management or supervisory bodies or partner at any time in the previous five years of any company or partnership, or is still a member of the administrative, management or supervisory bodies or partner of any company or partnership;

(b) has any convictions in relation to fraudulent offences incurred during the previous five years;

(c) whilst Director or Senior Executive has been associated with any bankruptcies, receiverships or liquidations whilst acting as Director or Senior Executive during the previous five years;

(d) has been subject to any official public incrimination and/or sanction by a statutory or regulatory authority (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer during the previous five years; or

(e) has any family relationship with any other Director or Senior Executive.

11. Directors' service agreements and letters of appointment

11.1 Mr. Davis and Mr. Reid have employment agreements with Xstrata Services (UK) Limited but their services as Chief Executive and Chief Financial Officer respectively are provided to the Company under a secondment agreement entered into between the Company and Xstrata SL on 19 March 2002. Each of Mr. Davis and Mr. Reid are seconded to the Company for a fixed term of two years thereafter renewable by the Company for further periods of two years. The secondment agreements of Mr. Davis and Mr. Reid were renewed for the two-year period commencing on 19 March 2004 and ending on 19 March 2006 and further renewed for the two-year period commencing on 19 March 2006 and ending on 19 March 2008.

Under their employment agreements, Mr. Davis' salary is currently £1,000,000 per annum and Mr. Reid's salary is £470,693 per annum. In addition, each of Mr. Davis and Mr. Reid receives permanent health, life and private medical insurance, a housing allowance of US$183,000 per annum and US$141,660 per annum respectively (to enable each to maintain a residence in Switzerland so as to qualify under Swiss law for a work permit) and participates in money purchase retirement plans to which neither is required to make any contribution. In addition, Mr. Reid is eligible to participate in the Xstrata LTIP and each of Mr. Davis and Mr. Reid is eligible to participate in the annual bonus scheme operated by the Company.

The employment of Mr. Davis and Mr. Reid may be terminated by not less than 12 months' notice by Xstrata SL or the Director concerned. On a termination of the employment agreement by Xstrata SL in breach, or if Mr. Davis or Mr. Reid resigns in circumstances where he cannot in good faith be expected to continue in employment, he is entitled to be paid a sum equal to 100% of his annual salary, an amount equal to his previous year's bonus and to have all entitlements under any retirement benefit arrangements in which he participates paid up to the date of termination of employment in accordance with the relevant plan rules.

11.2 Mr. Zaldumbide has a professional services agreement with Asturiana de Zinc, S.A. dated 29 January 1998 as renewed on 29 January 2001 and 4 February 2004 to act as Chairman of Asturiana. The agreement is in force until 28 February 2007 (previously 29 January 2007) and continues thereafter indefinitely unless terminated by Asturiana giving six months' notice to that effect provided that such notice may not be given to result in his employment termination before 28 February 2007.

Up until 31 December 2002, Mr. Zaldumbide was entitled to a total fee for the term of his agreement of €3,005,060 payable at the rate of €601,012 per annum less any fees from external directorships. This contract predates the acquisition of Asturiana. With effect from 1 June 2003, the Remuneration Committee concluded an agreement with Mr. Zaldumbide that his annual fee should be reviewed in line with the other executive directors of the Company. His fee for the year ended 31 December 2006 is €829,450. Mr. Zaldumbide receives no pension benefits under the terms of his fixed cost remuneration arrangement. On termination of the agreement, other than on his voluntary termination or termination for gross negligence, Mr. Zaldumbide is entitled to receive a sum from the redemption of an insurance policy (acquired by Asturiana for a premium of €3,005,060), including any with profits bonus payable under the policy less the compensation received by him during the term of the agreement. This part of the agreement is not affected by the review.

On termination of the agreement by expiry of the fixed term, Mr. Zaldumbide is entitled to receive the capital redemption value of the policy, including the with profit bonus element, minus the aforementioned amount of €3,005,060 which he will already have received. Mr. Zaldumbide's entitlements under the insurance policy are in lieu of his receiving pension benefits. In addition, Mr. Zaldumbide is entitled to participate in the Xstrata LTIP and annual bonus scheme operated by the Company. Mr. Zaldumbide is engaged as a director of the Company on the terms of a letter of appointment dated 11 March 2002. The appointment, subject to re-election when appropriate by the Company in General Meeting, is on an indefinite basis subject to the existence of the agreement between Mr. Zaldumbide and Asturiana. Mr. Zaldumbide receives no additional remuneration for his position as Director.

11.3 Mr. Strothotte is engaged by the Company as a non-executive director and Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months commencing on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Strothotte. The Company may terminate Mr. Strothotte's appointment at any time and on such termination Mr. Strothotte will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the company. Mr. Strothotte receives an annual fee of £200,000 as Chairman of the Company and for his membership and chairmanship of the Company's Remuneration Committee. His appointment is subject to confidentiality undertakings.

11.4 Mr. Rough is engaged by the Company as a non-executive director and Deputy Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 1 April 2002 and is terminable by six months' notice by Mr. Rough. The Company may terminate Mr. Rough's appointment at any time and on such termination Mr. Rough will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Rough was also appointed Senior Independent Director by the board of directors of the Company. He receives an annual fee of £140,000 as Deputy Chairman and for his membership of the Company's Remuneration Committee, Audit Committee and HSEC Committee, and for his membership and chairmanship of the Nominations Committee. His appointment is subject to confidentiality undertakings.

11.5 Until his resignation as a director of the Company with effect from 10 May 2006, Mr. Issroff was engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and was terminable by six months' notice by Mr. Issroff. The Company was entitled to terminate Mr. Issroff's appointment at any time and on such termination Mr. Issroff would not have been entitled to any compensation for loss of office. The term was renewable by the board of directors of the Company. Mr. Issroff received an annual fee of £63,000 and is subject to confidentiality undertakings.

Mr. Issroff has confirmed to the Company that he has no outstanding claims against the Company or any of its subsidiaries in respect of remuneration, fees, costs, expenses or otherwise.

11.6 Mr. Glasenberg is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Glasenberg. The Company may terminate Mr. Glasenberg's appointment at any time and on such termination Mr. Glasenberg will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Glasenberg receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Glasenberg receives an additional annual fee of £10,000 for his membership of the Company's Nominations Committee.

11.7 Mr. Hazen is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months' commencing on 25 February 2002 and is terminable thereafter by six months' notice by Mr. Hazen. The Company may terminate Mr. Hazen's appointment at any time and on such termination Mr. Hazen will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Hazen receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Hazen receives an additional annual fee of £10,000 for his membership of the Company's Remuneration Committee.

11.8 Mr. MacDonnell is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Mr. MacDonnell. The Company may terminate Mr. MacDonnell's appointment at any time and on such termination Mr. MacDonnell will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. MacDonnell receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. MacDonnell receives an additional annual fee of £10,000 for his membership of the Company's Nominations Committee.

11.9 Dr. Roux is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Dr. Roux. The Company may terminate Dr. Roux's appointment at any time and on such termination Dr. Roux will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Dr. Roux receives an annual fee of £63,000 and is subject to confidentiality undertakings. Dr. Roux receives additional annual fees of £10,000 each for his membership of the Company's Audit Committee and HSEC Committee.

11.10 Sir Steve Robson is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 25 February 2002 and is terminable thereafter by six months' notice by Sir Steve. The Company may terminate Sir Steve's appointment at any time and on such termination he will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Sir Steve receives an annual fee of £90,000 as a non-executive director and for his membership and chairmanship of the Company's Audit Committee. His appointment is subject to confidentiality undertakings.

11.11 Mr. Strachan is engaged by the Company as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 8 May 2003 and is terminable thereafter by six months' notice by Mr. Strachan. The Company may terminate Mr. Strachan's appointment at any time and on such termination Mr. Strachan will not be entitled to any compensation for loss of office. The term may be renewed by the board of directors of the Company. Mr. Strachan receives an annual fee of £63,000 and is subject to confidentiality undertakings. Mr. Strachan receives additional annual fees of £10,000 each for his membership of the Company's Audit Committee and HSEC Committee and a further £7,000 fee as chairman of the HSEC Committee.

12. Directors' and Senior Executives' remuneration

12.1 In addition to the options and rights under the Xstrata Share Schemes disclosed in paragraph 10.1 and paragraph 13 of this Part VIII, the amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to directors of the Company for services in all capacities to the Enlarged Xstrata Group by any person for the financial year ending 31 December 2005 was as follows:

Director	Salary and fees[1]	Bonus	Deferred Bonus	Housing Allowance US$	Health, life and private medical insurance	Other Benefits	Total
Executives							
Mick Davis	1,729,000[2]	1,663,450[5a]	2,961,084[5a*]	183,000[6a]	141,622[7]	–	**6,678,156**
Trevor Reid	808,171[2]	777,532[5a]	990,776[5a*]	141,660[6b]	72,085[8]	–	**2,790,224**
Santiago Zaldumbide	974,213[3]	932,740[5b]	1,174,685[5b*]	–	12,678[3]	–	**3,094,316**
Non-executives							
Willy Strothotte	327,600[4]	–	–	–	–	–	**327,600**
Paul Hazen	118,300[4]	–	–	–	–	–	**118,300**
David Issroff	100,100[4]	–	–	–	–	–	**100,100**
Robert MacDonnell	118,300[4]	–	–	–	–	–	**118,300**
Dr. Frederik Roux	136,500[4]	–	–	–	–	–	**136,500**
Ivan Glasenberg	118,300[4]	–	–	–	–	–	**118,300**
Sir Steve Robson CB	145,600[4]	–	–	–	–	–	**145,600**
David Rough	227,500[4]	–	–	–	–	–	**227,500**
Ian Strachan	145,600[4]	–	–	–	–	–	**145,600**
	4,949,184	3,373,722	5,126,545	324,660	226,385	0	**14,000,496**

Notes

(1) Salary and fees includes non-executive directors' fees which may be paid in shares.

(2) In 2005, Mr. Davis' and Mr. Reid's salaries were set and paid in UK pounds sterling. The salary figures above have been translated to US dollars based on the average pound/dollar exchange rate for the year of £1.00: US.$1.820 (2004: £1.00: US.$1.833) and therefore reflect the impact of the exchange rate fluctuations during the year.

(3) In 2005, Mr. Zaldumbide's basic salary and benefits were set and paid in Euros. The figures above have been translated to US dollars based on the average Euro/dollar exchange rate for the year of €1.00: US$1.245 (2004: €1.00: US$1.244) and therefore reflect the impact of the exchange rate fluctuations during the year.

(4) With the exception of Mr. Strachan whose fees were set in pounds and paid in US dollars, all non-executive director fees were set and paid in UK pounds sterling. The figures above have been translated to US dollars based on the average pound/dollar exchange rate for the year of £1.00: US.$1.820 (2004: £1.00: US.$1.833) and therefore reflect the impact of the exchange rate fluctuations during the year.

(5a) Bonuses were calculated in US dollars and translated at a rate of £1.00: US$1.751, the exchange rate prevailing on the date of the award.

(5b) Bonuses were awarded and paid in Euros and translated at a rate of EUR1: US$1,192, the exchange rate prevailing on the date of the award.

(6a) In 2005, Mr. Davis' housing allowance was awarded and paid in US dollars.

(6b) In 2005, Mr. Reid's housing allowance was awarded in US dollars and paid in UK pounds sterling.

(7) In 2005, Mr. Davis' benefits were set and paid in both UK pounds sterling and Swiss Francs. The benefits have been translated to US dollars based on the average pound/dollar exchange rate for the year of £1.00: US.$1.820 (2004: £1.00: US.$1.833) and the average Swiss franc/dollar exchange rate for the year of CHF 1.00: US$0.802 (2004: CHF 1.00: US$0.805) and therefore reflects the impact of the exchange rate fluctuations during the year.

(8) In 2005, Mr. Reid's benefits were set and paid in UK pounds sterling. The benefits have been translated to US dollars based on the average pound/dollar exchange rate for the year of £1.00: US.$1.820 (2004: £1.00: US.$1.833) and therefore reflects the impact of the exchange rate fluctuations during the year.

(9) No consideration has been paid to or is receivable by third parties for making available the qualifying services of any directors during the year or in connection with the management affairs of Xstrata.

(*) Deferred bonus payable in shares. The number of shares awarded will be determined by reference to the market value of the shares at the date the bonus payment was determined. Amount also includes US$50,046.58, US$17,307.69 and US$12,805.56 in respect of dividend equivalents awarded during the year in respect of prior years' deferred bonus awards which will vest on the date of the underlying award for Mr. Davis, Mr. Reid and Mr. Zaldumbide respectively.

12.2 In addition to the options and rights under the Xstrata Share Schemes disclosed in paragraph 10.1 of this Part VIII, the aggregate remuneration (including any contingent or deferred compensation) and benefits in kind paid or granted to the Senior Executives by Xstrata and its subsidiaries during the financial year ended 31 December 2005 for services in all capacities was US$8,309,742. Xstrata is not required to, and does not otherwise, disclose publicly remuneration for Senior Executives on an individual basis.

12.3 The total amount set aside or accrued by Xstrata or its subsidiaries to provide pension, retirement or similar benefits for the Directors and Senior Executives of Xstrata for the financial year ending 31 December 2005 was US$nil.

12.4 Other than as set out in paragraphs 11 and 13 of this Part VIII, none of the members of the administrative, management, or supervisory bodies' service contracts with the Company or any of its subsidiaries provide for benefits upon termination of employment.

13. Details of Xstrata Share Schemes

Full details of the Directors' and Senior Executives' interests in the Xstrata Share Schemes are given in paragraph 10 of this Part VIII.

The Xstrata Long Term Incentive Plan ("LTIP")

13.1 (a) The Xstrata LTIP has two elements:

(i) a long term incentive plan award, which is a free contingent award of Ordinary Shares that will vest after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) a share option to acquire Ordinary Shares at a specified exercise price after the third anniversary of grant, to the extent that performance conditions have been satisfied.

LTIP awards may be granted in different forms to suit local regulatory and tax requirements, provided that the economic effect is the same. In countries where an award involving real shares is not appropriate or feasible for legal, regulatory or tax reasons, a phantom version of either or both elements of the Xstrata LTIP will be operated. This will deliver a cash payment equal to the net benefit a participant would have derived from the vesting or exercise of a share based LTIP award or option.

(b) The Remuneration Committee may grant awards under the Xstrata LTIP at its discretion at any time within 42 days after the announcement by the Company of its results for any period or within 42 days of any day on which the Remuneration Committee considers that exceptional circumstances exist which justify a grant. No payment is required for the grant of a LTIP award or option.

(c) Executive Directors and employees of the Company and its subsidiaries are eligible to participate at the discretion of the Remuneration Committee and selection will be based on agreed criteria, such as, for example, individual performance, role, skills and potential.

(d) Options and LTIP awards may be granted over newly issued or existing Ordinary Shares. Any existing Ordinary Shares may be acquired and held by the Xstrata Employee Share Ownership Trust established to benefit employees and former employees of the Enlarged Xstrata Group. To the extent that new Ordinary Shares are to be issued to satisfy awards granted under the Xstrata LTIP, the aggregate number that may be capable of issue on exercise or vesting of such rights under the Xstrata LTIP, when added to the number of Ordinary Shares issued or issuable pursuant to subsisting rights to subscribe for Ordinary Shares granted in the preceding ten years under any other discretionary employees' share scheme of the Company shall not, on the date of grant, exceed 5% of the Company's issued share capital. The options and awards granted at the time of the Xstrata Merger to replace options granted under the Xstrata AG Share Schemes are ignored in determining these limits.

(e) No consideration will be payable on the grant or vesting of an LTIP award. On exercise of an option, a participant is required to pay an exercise price which will not be less than the market value of an Ordinary Share on the date of grant or, if greater, and in the case of an option to subscribe for shares, the nominal value of an Ordinary Share. Market value is based upon the average closing middle-market quotation of an Ordinary Share on the London Stock Exchange on the seven dealing days which immediately precede the date of grant.

(f) The aggregate value of options (calculated on a Black-Scholes basis) and LTIP awards made to an individual under the Xstrata LTIP in any one year may not exceed an amount equal to two times base salary (other than in very exceptional circumstances where the limit may not exceed four times base salary).

(g) LTIP awards and options will normally vest or be capable of exercise at the end of a three year performance period providing the employee has remained in employment with the Enlarged Xstrata Group. The number of Ordinary Shares that may be acquired will depend on the extent to which performance targets set by the Remuneration Committee at the time of grant have been satisfied. Options will remain exercisable for a maximum of seven years or such shorter period as the Remuneration Committee may specify (after which they will lapse). Performance

targets are not capable of being retested at the end of the performance period, so that any proportion of a LTIP award or option which does not vest after three years will lapse.

(h) LTIP awards and options granted during 2004 and 2005 are subject to a performance target under which the vesting of half the LTIP awards and options are conditional on total shareholder return ("TSR") relative to a peer group, with 25% vesting if TSR growth is at the median of the peer group, 50% vesting for performance at or above the second decile of the peer group and straight line vesting in between these points. Vesting of the remaining 50% of the LTIP awards and options is conditional on the Enlarged Xstrata Group's real cost savings relative to targets with 5% vesting for cost savings of 1%, 35% for cost savings of 2% and 50% vesting for cost savings of 3% or more.

(i) Early vesting and exercise of options and LTIP awards will be permitted where the participant leaves employment in certain circumstances being death, ill health or disability and the sale of a business or company in which the participant is employed. Where participants leave employment for any other reason, vested options and LTIP awards will remain exercisable for a period of one year, after which they shall lapse; unvested options and LTIP awards shall lapse immediately unless the Remuneration Committee determines otherwise, in which case they shall vest to the extent to which the performance targets have been met.

(j) If there is a change of control or any amalgamation or reconstruction or winding up of the Company, options and LTIP awards will automatically vest in full or (in certain circumstances) may be exchanged for equivalent options or LTIP awards over shares in the acquiring company.

(k) LTIP awards and options are not pensionable nor are they transferable except as determined by the Remuneration Committee and on such terms and to such persons (or categories of person) as they shall specify. Such transfers will normally only be permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party. In all other cases, awards may only be realised by persons to whom they are granted (or, in the case of death, by their personal representatives). Ordinary Shares allotted or transferred under the Xstrata LTIP will rank equally with Ordinary Shares then in issue except in respect of entitlements arising prior to the date of exercise or vesting (save that dividends or dividend equivalents may be payable prior to vesting at the discretion of the Remuneration Committee).

(l) The numbers of Ordinary Shares subject to options and LTIP awards and the price (if any) payable on their exercise may be adjusted if there is a variation of the Company's share capital such as a capitalisation issue, sub-division, consolidation or reduction of the share capital.

(m) The Board may amend the Xstrata LTIP, but any alterations to the provisions relating to eligibility, equity dilution, individual participation limits and the adjustments that may be made following a variation of the share capital cannot be altered to the advantage of actual or potential participants without the prior approval of Shareholders in general meeting (except for minor amendments to benefit the administration of the Xstrata LTIP, to take account of a change in legislation or developments in law affecting the Xstrata LTIP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Xstrata LTIP or for any member of the Enlarged Xstrata Group). No amendment may operate to affect adversely any right already acquired by a participant without their prior consent. The Board has power to create sub-plans to the Xstrata LTIP to accommodate local variations in tax or regulatory treatment but such sub-plans must fall within the overall objectives and spirit of the Xstrata LTIP.

(n) The Xstrata LTIP will terminate on 20 March 2012 when no further awards will be granted, or such earlier time as the Remuneration Committee may consider appropriate, but the rights of existing participants will not thereby be affected.

The Xstrata AG Share Schemes

13.2 The Xstrata AG Share Schemes comprised the Xstrata AG management and employee share incentive scheme (the "Management Scheme") and the Xstrata AG directors' incentive scheme (the "Directors' Incentive Scheme"). Awards and options subsisting under these schemes were converted into equivalent rights over Ordinary Shares and the Management Scheme and Directors' Incentive Scheme were renamed Xstrata Group Management and Employee Share Incentive Scheme and Xstrata Directors' Incentive Scheme respectively upon the Xstrata Merger becoming effective.

Xstrata AG Management and Employee Share Incentive Scheme

13.3 (a) The Management Scheme which was established in 1998 consists of two elements:

(i) Xstrata AG Shares purchased by employees at a price equal to market value, which are restricted from dealings for a period of two years at the end of which period the participant may call for delivery of the Xstrata AG Shares; and

(ii) share options to acquire Xstrata AG Shares at an exercise price fixed at the date of grant which are granted to employees in proportion to the number of restricted Xstrata AG Shares purchased by them. A participant may request the payment of a cash sum equivalent to the net gain he would have received had he exercised the option and acquired Xstrata AG Shares on the exercise.

(b) If a participant ceases employment with the Enlarged Xstrata Group for any reason, he will remain entitled to exercise all of his vested options and a proportion of his unvested options (pro rated according to the proportion which the period since the date of grant bears to the two year vesting period) in accordance with the terms of the Management Scheme (except where cessation is by reason of gross negligence or misconduct when all unvested options will lapse). A participant's restricted Ordinary Shares will automatically vest and be released to him within five days of such cessation.

(c) If a participant ceases to be employed by the Enlarged Xstrata Group by reason either of his employing company ceasing to be under the control of the Company or the business in which he is working is transferred out of the Enlarged Xstrata Group, all his options will automatically vest and become immediately exercisable and will remain exercisable for three years from vesting. A participant's restricted Ordinary Shares will automatically vest and be released to him.

(d) In the case of a takeover, reconstruction, amalgamation or winding up of the Company, or a public offer (whether conditional or not) to acquire all the Ordinary Shares of the Company, all of a participant's options will automatically vest and become immediately exercisable and will remain exercisable for three years from vesting. All restricted Ordinary Shares will automatically vest and be released to participants.

(e) The numbers of Ordinary Shares subject to options and the price payable on their exercise may be adjusted if there is a variation of the Company's share capital such as a capitalisation issue, sub-division, consolidation or reduction of share capital or a merger, or other similar transaction involving the Company.

(f) Loans have been made to a number of participants in the Management Scheme to enable them to meet tax liabilities arising on the grant of their options. These loans are repayable to the extent that the associated options are exercised (or if options lapse on a participant ceasing to be in employment due to gross negligence or misconduct).

Xstrata AG Directors' Incentive Scheme

13.4 The Directors' Incentive Scheme was established in 1998 and its provisions are substantially the same as those of the Management Scheme described at paragraph 13.3 above.

Options granted to Mr. Davis and Mr. Reid

13.5 Mr. Davis and Mr. Reid were each granted options to acquire 59,000 Xstrata AG Shares in September 2001 and in January 2002 respectively pursuant to the terms on which they were recruited. The options were granted for no consideration. The principal terms of these options are summarised below. See "Options granted to Mr. Davis" and "Options granted to Mr. Reid" in this Part VIII. All of these options were replaced by new options over 590,000 Ordinary Shares in each case upon the Xstrata Merger becoming effective and are subject to the same terms and conditions as applied before the Xstrata Merger. Except as described below, the terms of the options are substantially the same as those of the Management Scheme described above. Mr. Davis was also granted an option for no consideration to acquire 88,500 Xstrata AG Shares by Glencore International on 19 September 2001, the terms of which are summarised below (the "Glencore option"). This option was discharged in full on 20 September 2005 and Mr. Davis received from Glencore International consideration equating to the value of the option. See "The Glencore option" in paragraph 13.5(f) of this Part VIII below.

Options granted to Mr. Davis

(a) In addition to the options held by Mr. Davis under the Xstrata LTIP as detailed in paragraph 10.1 of this Part VIII, Mr. Davis holds options to acquire 889,720 Ordinary Shares as adjusted following the MIM Rights Issue. These options were granted in two tranches. The exercise price of the first tranche was fixed on 1 October 2002 at £6.47 and subsequently adjusted to £4.29 following the rights issue. The exercise price of the second tranche was set on 1 October 2003 at £4.72 by reference to the market value of an Ordinary Share at that date. Where an option vests and becomes exercisable early (for example by virtue of a takeover of the Company or a cessation of employment as specified in (c) below) the exercise price for any tranche of the options for which the exercise price has not already been determined shall be the lower of (i) the market value of a share averaged over the three months prior to the date of vesting and (ii) in the case of a cessation of employment the date of that cessation, or in the case of a takeover or other event, the market value of a share on the date immediately prior to the completion of the relevant event as appropriate.

(b) An option will vest, and become exercisable, on the third anniversary of the date by reference to which the exercise price for that option is fixed. The options will normally lapse on the seventh anniversary of the date of vesting.

(c) If Mr. Davis ceases to be employed by the Enlarged Xstrata Group for any reason he may exercise any vested options within six months of such cessation (after which time they will lapse). Any unvested options will lapse if he is dismissed lawfully under the terms of his employment contract or if he voluntarily resigns (except where he has a valid reason to terminate his employment as defined in his employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months). In all other cases, he will remain entitled to retain his unvested options which will vest in accordance with their terms, after which they will remain exercisable for a period of six months.

(d) The options may be replaced by options over shares in the acquiring or successor company following a takeover, reconstruction or amalgamation of the Company. The replacement options shall be under the same terms, and be exercisable on the same dates, as the options for which they were exchanged, provided that where a replacement of options occurs prior to the date on which the exercise price of the options or tranche thereof has been determined, the number of shares over which the replacement options are granted and the exercise price shall be calculated by reference to the market value of a share in that acquiring or successor company.

(e) The options are not transferable except as determined by the Remuneration Committee and on such terms and to such persons as they shall specify. Such transfers will only normally be permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party as a result of the transfer.

The Glencore option

(f) On 19 September 2001 Glencore International awarded Mr. Davis an option over 88,500 Xstrata AG shares owned by Glencore, at an exercise price of CHF205.00 per share and exercisable from 19 September 2004. The closing share price of Xstrata AG on the day Mr Davis joined the Company (1 October 2001) was CHF140.00 per share. Under the terms of Xstrata plc's merger with Xstrata AG in March 2002, each Xstrata AG share was replaced by ten Xstrata plc shares and the option was therefore replaced with an option over 885,000 shares in Xstrata plc, owned by Glencore, at an exercise price of CHF20.50 per share. The option was subsequently amended following the rights issue in May 2003, to a revised option over 1,334,669 shares in Xstrata at an exercise price of CHF13.60 per share. This option was discharged in full on 20 September 2005 and Mr. Davis received from Glencore a consideration equating to the current value of the option (CHF26.3 million, representing 1.334 million shares at CHF19.70 per share, being the difference between Xstrata's closing price of CHF33.30 per share on Monday 19 September 2005 and the exercise price of CHF13.60 per share).

Options granted to Mr. Reid

(g) In addition to the options held by Mr. Reid under the Xstrata LTIP as detailed in paragraph 10.1 of this Part VIII, Mr. Reid held options to acquire 889,720 Ordinary Shares as adjusted following the MIM Rights Issue. These options comprised three tranches. The first tranche relates to one half of the total number of Ordinary Shares and the second and third tranches to one quarter of the total number of Ordinary Shares. The exercise price of the first tranche was CHF18.9 as adjusted for the Xstrata Merger which was the weighted average market price of an Xstrata AG Share during December 2001 and was subsequently adjusted to CHF 12.53 following the MIM Rights Issue in May 2003. The

exercise price of the second tranche was fixed on 15 January 2003 at £6.21 and was subsequently adjusted to £4.12 following the rights issue in May 2003. The exercise price of the third tranche was fixed on 15 January 2004 at £6.35 by reference to the market value of an Ordinary Share on that date. Mr. Reid exercised his rights in respect of the first tranche of 444,860 options on 2 March 2005 and he currently holds 444,860 options of the original grant of 889,720 options.

(h) Each tranche of options will vest, and become exercisable, on the third anniversary of the date by reference to which the exercise price for the tranche is fixed. The options will normally lapse on the seventh anniversary of the date of vesting.

(i) If Mr. Reid ceases to be employed by the Enlarged Xstrata Group for any reason he may exercise any vested options within six months of such cessation (after which time they will lapse). Any unvested options will lapse if he is dismissed lawfully under the terms of his employment contract or if he voluntarily resigns (except where he has a valid reason to terminate his employment as defined in his employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months). In all other cases, he will remain entitled to retain his unvested options which will vest in accordance with their terms, after which they will remain exercisable for a period of six months.

(j) The options may be replaced by equivalent options over shares in an acquiring or successor company following a takeover, reconstruction or amalgamation of the Company. The replacement options shall be under the same terms, and be exercisable on the same dates, as the options for which they were exchanged, provided that where a replacement of options occurs prior to the date on which the exercise price of the options or tranche thereof has been determined, the number of shares over which the replacement options are granted and the exercise price shall be calculated by reference to the market value of a share in that acquiring or successor company.

(k) The options are not transferable except as determined by the Remuneration Committee and on such terms and to such persons as they shall specify. Such transfers will only normally be permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party as a result of the transfer.

The Xstrata Annual Bonus Plan (the "Bonus Plan")

13.6

(a) The Executive Directors and certain other senior executives of the Enlarged Xstrata Group are eligible to participate in the Bonus Plan.

(b) The maximum bonus pool available for distribution to participants in the Bonus Plan is calculated by reference to a fixed proportion of the net profits of the Enlarged Xstrata Group during a performance period. This proportion is determined by the Remuneration Committee and communicated to participants in advance of the performance period.

(c) The payment of any bonus under the Bonus Plan is subject to a hurdle rate, such that the Enlarged Xstrata Group's return on equity should be at least equal to the Enlarged Xstrata Group's average cost of borrowing. If this hurdle is not reached, the bonus pool will be zero. The amount of the bonus pool that is distributed in any one year, and the relative proportions payable to each participant will be at the discretion of the Remuneration Committee. The Remuneration Committee will retain the discretion not to award a bonus to a participant, but instead make a contribution to a trust for the benefit of an employee (or employees) of an equivalent sum.

(d) The amount of bonus payable under the Bonus Plan that any one participant is eligible to receive in cash in any one year will be limited to 100% of the individual's basic salary.

(e) For years up to 31 December 2004 the total of cash and deferred bonus was limited to 200% of salary. Since 31 December 2004, the total cash received plus the value of any deferred element may not exceed 300% of a participant's basic salary in the year in which that bonus is calculated. Up to a further 100% of salary in excess of the 100% limit that would otherwise be payable to an individual in any one year under the Bonus Plan will be deferred for a period of one year. Any amount in excess of this additional 100% deferred will be deferred for a period of two years. Deferred amounts which may, at the discretion of the Remuneration Committee, be payable in the form of cash or Ordinary Shares having an equivalent value (measured by reference to the market value of an Ordinary Share at the

date the bonus is determined) will be paid at the end of the deferral period, provided that the employee has remained in employment throughout. The total cash received plus the value of any deferred element shall not exceed 200% of a participant's basic salary in the year in which that bonus is calculated.

(f) It is expected that any Ordinary Shares required to satisfy any deferred element of the bonus payments will be purchased in the market and held in the Xstrata Employee Share Ownership Trust for the deferral period. There is no intention to use newly issued Ordinary Shares for the Bonus Plan.

(g) Participants are able to receive dividend equivalent payments in respect of all deferred bonus awards made since 31 December 2004.

The Xstrata Employee Share Ownership Trust

13.7

(a) The Xstrata Employee Share Ownership Trust is for the benefit of employees and former employees of the Enlarged Xstrata Group, and their spouses, widows, widowers and children or step-children under the age of 18. The trust is used, amongst other things, to co-ordinate the funding and manage the delivery of Ordinary Shares for option and LTIP awards granted under the LTIP and the options granted by the Company to replace the options granted under the Xstrata AG Share Schemes as described above.

(b) The trustee is not permitted to hold more than 5% of the issued share capital of the Company at any one time.

(c) The Company has the power to appoint new and additional trustees or to remove any trustee. It also has the power to amend the trust deed with the agreement of the trustee. The trustee is entitled to an indemnity out of the assets of the trust fund and, if they are insufficient, from the Company against any claims, costs and liabilities which it may incur in carrying out its duties (other than where it has been fraudulent, negligent or guilty of gross misconduct).

(d) The trust is funded by contributions from employing companies in the Enlarged Xstrata Group and/or loans from the Enlarged Xstrata Group or from external sources.

The Xstrata Employee and Directors Share Ownership Trust

13.8

(a) The Xstrata Employee and Directors' Share Ownership Trust is for the benefit of the same persons as are described in paragraph 13.7 in this Part VIII and, in addition, any existing or former non-executive directors of Xstrata AG. The trust was used, amongst other things, to co-ordinate the funding and manage the delivery of Ordinary Shares for the options granted by the Company to replace the options granted under the Xstrata AG Share Schemes as described above where those have been granted to non-executive directors of Xstrata AG. The trust has not been funded since the Xstrata Merger and it is not anticipated that the trust will be funded on an ongoing basis.

(b) Save as described in sub-paragraph (a) above, the terms of the trust will be substantially the same as those set out at paragraph 13.7 in this Part VIII.

The Xstrata Number 2 Employee Share Ownership Trust

13.9

(a) The Xstrata Number 2 Employee Share Ownership Trust is for the benefit of the same persons as are described in paragraph 13.7 in this Part VIII. The trust is used primarily to co-ordinate the funding, management and delivery of ordinary shares for awards and options granted under the LTIP to employees resident in Australia.

(b) Save as described in sub-paragraph (a) above, the terms of the trust are substantially the same as those set out at paragraph 13.7 in this Part VIII.

The Added Value Incentive Plan

13.10

(a) This plan is intended solely for the Chief Executive and any future successor in that role. It is contingent on him building up and maintaining a holding of at least 350,000 Ordinary Shares, including shares held beneficially and, subject to the agreement of the Remuneration Committee, fully vested options that have not yet been exercised and

which have exercise prices materially below the market share price at the commencement of the relevant Added Value Plan cycle (a "Plan Cycle")

(b) The Chief Executive will not be eligible to participate in the LTIP in any year when a Plan Cycle commences. No Plan Cycles may commence when the Chief Executive is within six months of his anticipated retirement date.

(c) Payments under the scheme will be based upon the growth in total shareholder return ("TSR") over a three year performance period relative to an index of 20 global mining companies, which will form the Xstrata TSR Index. At the end of each performance period an Excess Return figure will be calculated, which will quantify the difference in TSR between the Xstrata TSR Index and Xstrata. Once the Excess Return figure has been calculated it will be applied to the market capitalisation of Xstrata at the start of the performance period to measure the "Added Value" added relative to the movement in the market. The Added Value will be limited to 50% of the initial market capitalisation. If this figure is positive, it will be multiplied by a Participation Percentage (which is 0.5% of the Added Value for the first Plan Cycle and 0.3% for the 2006 Plan Cycle) to calculate the "Base Reward". The maximum aggregate Participation Percentage for Plan Cycles commencing in any three-year period shall not exceed 1.1%.

(d) No payments will be made under a Plan Cycle if Xstrata underperforms the Xstrata TSR Index. The Base Reward will be increased or decreased in line with the Xstrata share price index measured against the comparator group. A reduction will then be made for lower levels of absolute performance, by applying a multiplier to the indexed Base Reward to calculate the Final Reward. For absolute TSR over 25% a multiplier of 1 will be applied, for 0% a multiplier of 0.5 and for -25% or below a multiplier of 0. Between -25% and +25% straight-line interpolation will apply. Provided Xstrata's TSR is at least equal to the TSR index, the Final Reward under each Plan Cycle will be at least US$1million.

(e) 50% of the Final Reward shall be payable in cash or in Shares, as determined by the Remuneration Committee, as soon as practicable following determination of the Final Reward by the Remuneration Committee. Of the remaining 50% of the Final Reward, 25% shall be deferred for a period of one year and the final 25% of the Final Reward shall be deferred as for a period of two years.

(f) In the event of a change of control, all open Plan Cycles will vest immediately. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of the transaction.

(g) In the event of the Chief Executive ceasing to be an Xstrata employee as a result of death, ill health or disability, all open Plan Cycles will vest immediately. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of cessation of employment. In the event of the Chief Executive ceasing to be an Xstrata employee other than in the circumstances described above, all Plan Cycles will lapse and no payments will be made unless the Remuneration Committee in its absolute discretion determines otherwise.

(h) In the event of a variation in the capital of Xstrata, the Participation Percentages may be adjusted in such way as the Remuneration Committee determines.

(i) The Added Value Incentive plan will terminate on the fifth anniversary of the Adoption Date, when no further awards will be granted.

14. Corporate governance and board practices

14.1 General

The Listing Rules require listed companies incorporated in the UK to report on the manner in which they apply the Principles of Good Governance and the extent to which they comply with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued in July 2003 (the "Combined Code").

The Xstrata Board is committed to the principle of best practice in corporate governance.

The Combined Code recommends that at least half the members of a board (excluding the chairman) of a public company listed in the UK should be non-executive directors who are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement. Xstrata has six independent non-executive directors: Mr. Hazen, Mr. MacDonnell, Sir Steve Robson CB, Mr. Rough, Dr. Roux and

Mr. Strachan. Xstrata therefore considers that it is compliant with the revised Combined Code in relation to the constitution of its board of directors.

The Combined Code contains main and supporting principles and provisions. The Listing Rules require every listed company to report on how it applies the principles in the Combined Code, and to confirm that it complies with the Combined Code's provisions or, where it does not, to provide an explanation. The Company complies with the best practice governance provisions as set out in Section 1 of the Combined Code, except, as explained below, with regard to membership of the Remuneration Committee as the Chairman of the Committee is not considered independent and save that no individual member of the Audit Committee has been identified as having recent and relevant financial experience.

The Combined Code also recommends that the board of directors should appoint one of its independent non-executive directors to be the senior independent director. The senior independent director should be available to shareholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. Xstrata's senior independent director is Mr. Rough.

Xstrata's board of directors has established four committees: the Audit Committee, the Nominations Committee, the Remuneration Committee and the Health, Safety, Environment and Community Committee. From time to time, separate committees are set up by the Company's board of directors to consider specified issues when the need arises.

14.2 Audit Committee

The Audit Committee assists the Company's board of directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing Xstrata's annual financial statements, considering the scope of Xstrata's annual external audit and the extent of non-audit work undertaken by external auditors, approving Xstrata's internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of Xstrata's internal control systems.

The Combined Code recommends that all members of the Audit Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience. The Audit Committee comprises four independent Non-executive Directors: Sir Steve Robson CB (Chairman of the Audit Committee), Mr. Rough, Dr. Roux and Mr. Strachan. The Board considers that the members of the Audit Committee collectively have sufficient recent and relevant financial experience to discharge its role and responsibilities. The Board therefore considers that it complies with Combined Code recommendations regarding the composition of the Audit Committee.

The Chief Executive, the Chief Financial Officer, the Group Controller, a representative of the Company's external auditors and the Head of Internal Audit normally attend the meetings. Other directors of the Company and senior management may also, on invitation by the Committee, attend and speak, but not vote at any meeting of the Audit Committee. As an outcome of an evaluation of the Audit Committee's performance, the Audit Committee decided it would be helpful to invite the chairmen and chief executives of Xstrata's Business Unit Audit Committee and the chief executives of the business units to attend the Audit Committee meetings on a rotational basis in order to further enhance communication and best practice.

The Audit Committee reports its activities and makes recommendations to the board of directors of the Company. During the year ended 31 December 2005 the Audit Committee met four times. Its activities in respect of that financial year included:

(a) reviewing for submission to the Company's board of directors, the 2004 annual financial statements and the 2005 interim financial statements and reviewing the external auditor's detailed reports thereon;

(b) reviewing the appropriateness of the Former Xstrata Group's accounting policies;

(c) regularly reviewing the potential impact on the Former Xstrata Group's financial statements of a range of matters which involve significant judgement, estimation or uncertainty, and the possible impairment of fixed asset values;

(d) reviewing the external auditor's plan and scope for the audit of the Former Xstrata Group accounts, and approving their remuneration both for audit and non-audit work, and their terms of engagement. The Audit Committee carefully monitored the nature, range and cost of non-audit services provided by the external auditors, particularly in relation to the annual cost of audit fees. It also concluded that the US$100,000 limit for non-audit assignments, above which prior approval of the Audit Committee was required, is set at an appropriate level;

(e) recommending to the board of directors of the Company the reappointment of the external auditors following an evaluation of their effectiveness and confirmation of auditor objectivity and independence;

(f) undertaking a review of related party transactions, with particular focus on those transactions with Glencore. The Audit Committee found that transactions with Glencore are at competitive market rates and are deemed to be commercial arm's length transactions. The arrangements with Glencore are seen to be to the commercial advantage of Xstrata;

(g) examining the effectiveness of the Company's risk management system including its risk management process and profile, the Company's internal control systems and operations which were examined and tested by the internal auditors. It also received a report on internal network security;

(h) reviewing the structure and limits of Former Xstrata Group insurance policies, and these were considered to be appropriate;

(i) reviewing and approving the internal audit plans for 2005, the effectiveness of the internal audit function and, at each meeting, reviewing the reports on findings and on progress against recommendations;

(j) monitoring the controls which are in force to ensure the integrity of the information reported to the Shareholders;

(k) reviewing procurement policies and procedures to ensure they were based on common standards and applied across the Xstrata's business units;

(l) receiving quarterly reports on the status of Xstrata's tax residency;

(m) evaluating the performance of the Audit Committee;

(n) receiving a report on succession planning for senior financial and accounting personnel; and

(o) reviewing the whistleblowing arrangements within the Former Xstrata Group.

Following each Audit Committee meeting, separate meetings are held by the Audit Committee with the external auditors in the absence of executive management, with executive management in the absence of the external auditors and with the internal auditor in the absence of executive management and the external auditors. The Audit Committee keeps under review the independence and objectivity of the external and internal auditors, through:

(a) seeking confirmation that the external auditors are, in their professional judgement, independent of the Enlarged Xstrata Group;

(b) obtaining from the external auditors an account of all relationships between the auditors and the Enlarged Xstrata Group; and

(c) consideration of whether, taken as a whole, the various relationships between the Enlarged Xstrata Group and the external auditors impaired the auditors' judgement or independence.

The Enlarged Xstrata Group has a specific policy governing the conduct of non-audit work by the external auditors which ensures that the Company is in compliance with the requirements of the Combined Code and the Ethical Standards for Auditors published by the Auditing Practices Board. Under that policy the external auditors are prohibited from performing services which:

(a) result in the auditing of their own work;

(b) result in the auditors participating in activities normally undertaken by management;

(c) puts the auditor in the role of advocate for the Enlarged Xstrata Group; or

(d) create a mutuality of interest between the auditors and the Enlarged Xstrata Group.

The auditors are permitted to provide non-audit services that are not in conflict with auditor independence. Six-monthly reports are made to the Audit Committee detailing non-audit fees paid to both the external and internal auditors. However, prior approval of the Audit Committee is required for each specific service provided by the external auditors. A range of non-audit services has been pre-approved in principle by the Audit Committee. However, where the fee is likely to be in excess of US$100,000 for such services, specific reapproval is required, while prior approval of the Chief Financial Officer is required for those pre-approved services where the fee is likely to be less than US$100,000.

The Audit Committee is supported and assisted in its work by separate audit committees for each of Xstrata's business units in line with the decentralised commodity business unit model. The Business Unit Audit Committees are independent of the executive management of the business unit and are chaired by suitably qualified individuals independent of Xstrata. The terms of reference of these committees are consistent with those of the Company's Audit Committee. Meeting dates precede those of the Company's Audit Committee and minutes of their meetings are circulated to the Company's Audit Committee.

14.3 Nominations Committee

The Nominations Committee assists the Company's board of directors in discharging its responsibilities relating to the composition of the board of directors. The Nominations Committee is responsible for reviewing, from time to time, the structure of the Company's board of directors, determining succession plans for the chairman and chief executive officer, and identifying and recommending suitable candidates for appointment as directors of the Company.

The Combined Code recommends that a majority of a nominations committee should be non-executive directors independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement.

The Nominations Committee comprises Mr. Rough (Chairman of the Nominations Committee), Mr. Glasenberg and Mr. MacDonnell. Of these non-executive directors, Mr. Glasenberg is not considered independent.

During the year ended 31 December 2005, the Nominations Committee met three times. Its activities in respect of that year included:

(a) reviewing the plan for the retirement by rotation and re-election of directors of the Company and the framework for board succession planning to ensure continuity. This is designed to take in account matters such as the size of the Company, product diversity and geographical spread, as well as maintaining a balance to the board of directors of the Company in relation to independent/non-independent members, their skills and experience;

(b) continuing its search, initiated at the end of 2004, for a non-executive director based in Australia with a mining background. Ultimately, the search for a non-conflicted mining candidate was unsuccessful;

(c) subsequently initiating and continuing a new search, in collaboration with an external search consultancy, for a non-executive director with broad international experience;

(d) approving arrangements for the annual appraisal of the board's and directors' performance. This was carried out by means of a questionnaire to all directors inviting comments on general and specific aspects of board and director performance and commitment. Results were reported to the board by Mr. Rough as the Senior Independent Director.

14.4 Remuneration Committee

The principal roles of the Remuneration Committee are: (i) to consider and determine all elements of the remuneration of the Chief Executive and Chief Financial Officer and of the heads of the major operating subsidiaries or business units of the Company (the "Executive Group") as defined by the Chief Executive; and (ii) to determine targets for any performance-related pay schemes operated by the Company. At its meetings, the Remuneration Committee makes recommendations to the board of directors of the Company in regard to all elements of the remuneration for the Executive Directors and the members of the Executive Group. The Remuneration Committee receives independent advice on benchmarking and best practice. The terms of reference of the Remuneration Committee conform precisely to the Combined Code. The setting of non-executive directors' remuneration is decided by the board of directors of the company as a whole.

The Combined Code recommends that all members of a company's remuneration committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could affect, their judgement.

The Remuneration Committee is chaired by Mr. Strothotte. As Chairman of the Company and Chairman of Glencore International, he is not considered to be an independent director. The Board regards Mr. Strothotte's membership as critical to the work of the Remuneration Committee due to his extensive knowledge and experience of the global mining resources sector. Mr. Rough and Mr. Hazen, the other members of the Remuneration Committee, are both non-executive directors and independent. The Chief Executive attends meetings by invitation but does not participate at a meeting of the Remuneration Committee (or during the relevant part) at which any part of his remuneration is being discussed or participate in any recommendation or decision concerning his remuneration.

The Remuneration Committee's activities in respect of the year ended 31 December 2005 included:

(a) devising an Added Value Incentive Plan in collaboration with the Hay Group, an independent remuneration consultancy, to incentivise the Chief Executive by providing a share of the long-term value created for Shareholders and to create alignment with Shareholders by means of ownership. This plan was recommended by the Remuneration Committee to, and subsequently approved by, the board of directors of the Company and by Shareholders;

(b) agreeing amendments to the Annual Bonus Plan for key executives which introduce a broader range of bonus performance conditions including health and safety. The amendments also enable up to 300% of salary to be paid as a bonus for outstanding performance but subject to the condition that the first 100% of salary is paid in cash, the next 100% is paid in shares but restricted for one year and the next 100% is paid in shares but restricted for two years;

(c) agreeing amendments to the Deferred Bonus Plan to reflect that dividends will accrue on all deferred bonus shares, but will only be paid on vesting;

(d) determining the remuneration for the Executive Directors and reviewing the remuneration arrangements proposed for the members of the Executive Committee; and

(e) determining the vesting percentage applicable to awards under the Long Term Incentive Plan 2002 which vested in May 2005.

14.5 Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee was established by the board of directors of the Company on 24 February 2005, for the purpose of reviewing and making recommendations to the board on the appropriateness and effectiveness of health, safety, environment and community strategy, systems and methodology. It also reviews the results of any investigation into significant health, safety, environment and community incidents and keeps the board informed of new developments, trends and/or forthcoming significant legislation on health, safety, environment and community matters which may be relevant to the Enlarged Xstrata Group's operations, its assets or employees.

The HSEC Committee comprises Mr. Strachan, who chairs the HSEC Committee, Mr. Davis, Mr. Rough and Dr. Roux.

14.6 Executive Committee

The Executive Committee is a committee of the board of directors of Xstrata (Schweiz) AG, the main direct subsidiary of Xstrata plc. The Executive Committee obtains its responsibility and authority from the Xstrata (Schweiz) AG board and is directly accountable to the Xstrata plc board. It is chaired by Mr. Davis and comprises executive directors Mr. Reid and Mr. Zaldumbide, together with the chief executives of the other business units, Mr. Coates (Xstrata Coal), Mr. Sartain (Xstrata Copper), Mr. Pearce (Xstrata Nickel), Mr. Brooks (Xstrata Aluminum) and Mr. Nienaber (Xstrata Alloys), as well as Mr. Gonsalves (Executive General Manager, Corporate Affairs). Other members of senior management are invited to attend Executive Committee meetings as required. The Executive Committee is responsible for implementing strategy, approval of matters consistent with its delegated levels of authority and overseeing the various businesses which comprise the Enlarged Xstrata Group. All meetings of the Executive Committee are held outside the United Kingdom.

15. Employees and contractors

For the year ended 31 December 2005, the average monthly number of Former Xstrata Group employees and contractors of the Former Xstrata Group was approximately 24,000 in aggregate. The following table shows the average monthly number of employees, which includes Executive Directors and excludes employees of associates and joint ventures and contractors, by category of business for each of the three years ended 31 December 2003, 31 December 2004 and 31 December 2005 and for the six-month periods ended 30 June 2005 and 30 June 2006:

	Average for the year ended 31 December			Average for the six months ended 30 June
	2003	2004	2005	2006
Coal	6,838	6,697	6,762	7,752
Chrome/platinum group metals	4,224	4,197	4,408	6,530
Vanadium	677	536	363	544
Copper	1,477	2,821	3,226	3,790
Zinc-Lead	2,051	2,331	2,742	2,814
Forestry	16	16	–	–
Technology	12	54	56	50
Corporate/unallocated	29	38	42	57
Total	15,324	16,690	17,599	21,537

The following table shows the average monthly number of employees of the Former Xstrata Group, which includes Executive Directors and excludes employees of associates and joint ventures and contractors, by geographic location for each of the three years ended 31 December 2003, 31 December 2004 and 31 December 2005 and for the six-month periods ended 30 June 2005 and 30 June 2006:

	Average for the year ended 31 December			Average for the six months ended 30 June
	2003	2004	2005	2006
Africa	9,379	8,976	8,936	11,216
Americas	523	1,126	1,162	2,900
Australia	3,857	5,048	5,803	5,689
Europe/unallocated	1,565	1,540	1,698	1,732
Total	15,324	16,690	17,599	21,537

The following table shows the average monthly number of contractors of the Former Xstrata Group by category of business for each of the two years ended 31 December 2004 and 31 December 2005:

	Average for the year ended 31 December	
	2004	2005
Coal	3,541	4,061
Chrome	450	500
Vanadium	130	75
Copper	650	1,018
Zinc-Lead	565	768
Technology	42	41
Total	5,378	6,463

The following table shows the average monthly number of contractors of the Former Xstrata Group by geographic location for each of the two years ended 31 December 2004 and 31 December 2005:

	Average for the year ended 31 December	
	2004	2005
Africa	2,498	2,676
Americas	15	328
Australia	2,572	3,163
Europe	293	296
Total	5,378	6,463

The following table shows the approximate number of Falconbridge Group employees as at 31 December 2003, 31 December 2004 and 31 December 2005:

	At 31 December		
	2003	2004	2005
Approximate number of employees	15,000	14,500	14,500

On 14 September 2005, Falconbridge entered into employee retention agreements with a number of employees including the following executives: Derek Pannell, Aaron Regent, Steve Douglas, Martin Schady, Peter Kukielski, William Brooks, Claude Ferron, Joseph Laezza, Fernando Emilio Porcile, Robert Sippel, Brian Barr, Ian Pearce, Katherine Rethy, Paul Severin, Jeffery Snow, Michael Agnew, Michael Boone, Denis Couture, Dominique Dionne, John Doyle, Michael Frilegh, André Joron, Edward Laks, Robert Telewiak and Stephen Young.

Mr. Kukielski resigned his position of Chief Operating Officer and left Falconbridge on 1 July 2006, having accepted the position of Chief Operating Officer at Teck Cominco, without receiving payment under his employee retention agreement with Falconbridge.

The retention agreements with each of Messrs. Pannell, Regent, Douglas, Schady and Pearce provided that in the event that the executive's employment was terminated without just cause (which term included the failure by Falconbridge to obtain the assumption of the agreement by a purchaser upon a change of control) or in the event such executive resigned as a result of being constructively dismissed, a payment would be made equal to three times the aggregate of such executive's annual base salary and 100% of such executive's individual target bonus (60% of such executive's annual base salary for the year in which termination of employment actually occurred) and payment of a pro-rated bonus for the year in which the termination occurred. In addition, the agreements required Falconbridge to continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of 36 months. Where this was not possible, Falconbridge was required to reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of C$20,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment. The retention agreements also provided that, in the event of a change of

control of Falconbridge, any unvested entitlements to Falconbridge Shares under the Falconbridge Limited Share Purchase Plan and credit in the Falconbridge Management Deferred Share Unit Plan held by those executives would vest immediately and any unvested stock options would vest immediately and remain exercisable for 36 months. In addition, the above-named executives were entitled to and were paid retention bonuses in the aggregate amount of approximately C$4 million on 11 August 2006.

The agreements with the balance of the executives provided for various guaranteed severance arrangements, retention bonuses, accelerated option vesting and/or enhanced contributions to employee share savings plans that became payable upon the change of control of Falconbridge upon its acquisition by the Former Xstrata Group.

In aggregate, approximately C$8.5 million (approximately US$7.6 million) was paid by Falconbridge on 11 August 2006 as retention bonuses to all relevant Falconbridge employees including approximately C$4 million paid to the above-named executives. In aggregate, approximately US$16.2 million has been paid by Falconbridge following completion of the Falconbridge Acquisition in relation to severance arrangements to all relevant Falconbridge employees including the above-named executives and the Company estimates that future amounts to be paid in due course by Falconbridge following completion of the Falconbridge Acquisition in relation to outstanding severance arrangements will not be material to the results of operations or financial condition of the Enlarged Xstrata Group.

Xstrata is currently assessing arrangements for bringing appropriate senior management of the Falconbridge Group within the ambit of the Xstrata Share Schemes.

16. Pensions

16.1 Former Xstrata Group pension arrangements

16.1.1 General

The majority of the Former Xstrata Group's employees are covered by defined contribution retirement arrangements where on retirement the employees receive benefits based on the value of their share of the fund. Contributions to the funds are made by the Former Xstrata Group as well as in some cases by employees and are generally based on a fixed percentage of pensionable salary of up to 20%. Payments to the pension plans are recognised as an operating expense each year. The Former Xstrata Group also operates a small number of defined benefit arrangements (which relate to a small proportion of employees) which, according to the most recent actuarial valuations are fully funded or provided for on the actuarial basis set out in the relevant valuations. In some cases those defined benefits are in the process of being converted to defined contribution benefits.

The Former Xstrata Group has established money purchase retirement benefit plans for certain senior employees, whose participation is at the invitation of the Former Xstrata Group. Mr. Davis and Mr. Reid have accepted the Former Xstrata Group's invitation to participate from their respective dates of joining the Former Xstrata Group.

The plans are designed so as to optimise taxation implications, having regard to the taxation and employment status of each executive.

Contributions (which are reviewed every two years) are calculated on actuarial advice with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target position which will be equivalent to approximately 60% of final salary at normal retirement age for executives who begin participating in the plans at the age of 40. The target pension includes an allowance for pension increases on payment in line with inflation up to a maximum of 5%. The actual benefits payable will however be based on the amount which has accumulated in that member's money purchase account.

Such contributions are inclusive of contributions from the relevant individuals whose contracts of employment set out the rates if any that they are required to pay as members. No contribution is currently required from either Mr. Davis or Mr. Reid.

Normal retirement age under the plans is age 60. If a relevant individual leaves or retires early the benefit is the amount that has accumulated in his money-purchase account.

Risk benefit insurance plans have been established for Mr. Davis and Mr. Reid to provide benefits in respect of the individual on death before retirement. The intention is that a lump sum benefit of four times base salary will be paid and surviving dependants will receive pensions. In the case of a spouse, the lifetime pension is intended to be approximately 50% of base salary immediately prior to death and for each eligible child a pension of approximately 10% of base salary will be paid until age 18, or in full-time education until age 21. These benefits are partly self-insured.

On permanent disability, insurance has been established in respect of the Executive Directors so that the relevant individual will receive a replacement income of approximately 75% of base salary until normal retirement age (which income is subject to periodic increases in payment). Contributions to the relevant plans will continue to be paid on behalf of the relevant individual during any periods when the replacement income is paid. These benefits are partly self-insured, in respect of Mr. Davis.

Where it is mandatory for the relevant individual to participate in a pension scheme other than social security in the country in which he is employed, the Former Xstrata Group will pay required contributions to such a scheme on behalf of the individual in addition to those described above.

Benefit scales defined above will be subject to revision where taxation or other legislation so requires or permits.

The Former Xstrata Group operates a number of retirement and related benefit plans for its employees. The plans are operated in accordance with local custom and practice and, where funded, assets are invested externally from the Enlarged Xstrata Group, being generally invested with insurance companies, and are regulated by local legislation. The benefits provided by the retirement plans vary by jurisdiction and include retirement pensions, retirement lump sums, separation payments, risk benefits and post-retirement medical benefits.

16.1.2 Industry funds

In South Africa, the Former Xstrata Group participates in two significant multi-employer schemes, The Mine Employees Pension Fund and The Sentinel Mining Industry Retirement Fund.

The Mine Employees Pension Fund is a defined contribution scheme.

The Sentinel Mining Industry Retirement Fund largely converted to a defined contribution scheme from a defined benefit scheme on 31 March 2001, with members over the age of 55 at conversion retaining their defined benefit promise.

In Australia, under the NSW Coal & Oil Shale Mineworkers (Superannuation) Act 1941 (the "1941 Act"), and certain industrial agreements, the Enlarged Xstrata Group is required to make contributions to the Coal Super Retirement Income Fund for each person employed as a Mineworker (as defined by the 1941 Act).

The Coal Super Retirement Income Fund is separated into two plans:

- NSW Mineworkers Superannuation Fund.

- NSW Coal & Oil Shale Mineworkers Superannuation (Accumulation) Fund (COSAF).

The Mineworkers Superannuation Fund, was closed to new members after a major restructuring in 1993. The majority of active members (98%) have accepted the Transfer of Entitlements Offer from the plan and their entitlements have been transferred to the COSAF (accumulation) fund. Up until March 1993, benefits were paid from this fund in the form of pensions. The fund is used to pay pensions to surviving former coal miners or their spouses.

In addition to the above, contributions are made by certain entities in the consolidated entity to the COSAF fund. This is an accumulation fund and as such an actuarial review is not required. Contributions are based on a "reference rate" as defined in the 1941 Act and based on a percentage of an industry classification pay rate. The fund provides accumulated benefits on resignation, retirement, disability or death.

16.1.3 Defined benefit schemes

The Former Xstrata Group has no material defined benefit pension or post-retirement scheme at 30 June 2006.

During November 2002, in accordance with Spanish law, the pension commitments of the Spanish pension scheme were externalised through an insurance contract with Bank of Bilbao Vizcaya Argentaria SA at a cost of €20.3 million (US$20.2 million). All the associated pension liabilities of Xstrata Spain have been fully secured, without recourse to Xstrata.

16.4 Falconbridge Group pension arrangements

Falconbridge sponsors numerous pension plans at its locations around the world: from defined benefit to capital accumulation plans, contributory to non-contributory and covering a wide spectrum of employees including collectively bargained employees.

The main defined benefit plans sponsored in Canada and in the United States are non-contributory. Staff plans use pension formulas that take into account the years of service, the average of the last years of eligible earnings (usually 3 or 5) and a percentage that varies from 1.75% minus social security to a flat 1.5%. Normal retirement age is at age 65 but members can usually retire early without any early retirement reduction penalty if they leave active employment at the age of 60. Some plans provide from an unreduced pension plus a temporary supplementary pension to age 65 once members reach 30 years of service. Certain plans also provide for inflation adjustment annually but the majority do not. There are mechanisms in place to protect the spouses of members by having part of the retirement pension revert to the spouse if the member should die after retirement. Some plans do not automatically provide for that protection as the normal form of pension is a lifetime pension with a minimum guarantee of 5 years.

The main defined benefit plans for hourly and collectively bargained employees are principally based on a flat pension per month and per years of service. These plans are collectively bargained and the flat pension varies by location and country. As for the staff plans, early retirement provisions are included, such as unreduced pension after 30 years of service, age 58 with 32 years of service or age 60 with 20 years of service. Early retirement with penalty is available from age 55 and certain plans provide for annual inflation adjustment while others negotiate such an increase under the collective bargaining process. The normal form of pension varies greatly from plan to plan as some provide a lifetime pension without any guarantee while others provide a lifetime pension with a 5-year guarantee along with a 67% reversal to the spouse following the death of the pensioner.

Falconbridge also sponsors supplemental plans for the defined benefit and the capital accumulation plans for pension promises and contribution requirements that cannot be paid by the pension plans under limits imposed by applicable legislation. These supplemental plans are not funded by any trust funds and payments are made by the Falconbridge Group out of operating revenues.

Falconbridge's main defined benefit pension plans and other benefit plans are currently in deficit on the basis set out in the most recent relevant actuarial valuations for the plans. Further details of the funding position in respect of such plans is set out in Note 20 (Employee Future Benefit Plans) of Falconbridge's financial statements for the year ended 31 December 2005 included in Part X – "Financial Information Relating to the Falconbridge Group – Financial Information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003", which shows a net deficit of plan assets over benefit obligations of US$181 million for pension benefit plans as at 31 December 2005 and a net deficit of plan assets over benefit obligations of US$408 million for other benefit plans as at 31 December 2005.

Falconbridge also sponsors a wide variety of capital accumulation plans that include defined contribution plans, 401(k) plans, group registered retirement savings plans, deferred profit sharing plans and after-tax savings plans. These plans are usually contributory by plan members and the contributions by the Falconbridge Group are a combination of basic contributions plus matching contributions based on the employee contributions and/or contributions based on a graded schedule with respect to age plus years of service.

17. Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP

The historical financial information in respect of the Former Xstrata Group included in Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group" and incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation and Incorporation by Reference" for the years ended 31 December 2003 and 31 December 2004 has been prepared and presented in accordance with UK GAAP, whilst the historical financial information in respect of the Former Xstrata Group included in Part I – "Financial Information and Operating and Financial Review Relating to the Former Xstrata Group and the Falconbridge Group" and incorporated by reference into this document as set out in the section of this document

headed "Relevant Documentation and Incorporation by Reference" for the years ended 31 December 2004 and 31 December 2005 and the six-month periods ended 30 June 2005 and 30 June 2006 has been prepared and presented in accordance with IFRS.

Significant differences exist between IFRS and UK GAAP.

The following information is included in Notes 5 (First time adoption of IFRS and changes in accounting policies) and 7 (IFRS Reconciliation to UK GAAP) to Xstrata's audited consolidated financial statements for the year ended 31 December 2005 included in the Xstrata Annual Report and Accounts 2005, which have been incorporated by reference into this document as set out in the section of this document headed "Relevant Documentation and Incorporation by Reference":

- a discussion of Xstrata's first time adoption of IFRS from 1 January 2005 and Xstrata's consequent change in accounting policies;
- a summary of certain significant differences between IFRS and UK GAAP as they apply and applied to Xstrata;
- a reconciliation between Xstrata's UK GAAP and IFRS consolidated balance sheet at 1 January 2004 (the date of Xstrata's transition to IFRS);
- a reconciliation between Xstrata's UK GAAP and IFRS consolidated balance sheet and equity at 31 December 2004;
- notes to the consolidated balance sheet and equity reconciliation at 1 January 2004 and 31 December 2004;
- a reconciliation between Xstrata's UK GAAP and IFRS profit for the year ended 31 December 2004; and
- notes to the reconciliation of consolidated profit for the financial year ended 31 December 2004.

The historic financial information on the Falconbridge Group reproduced in Part X – "Financial Information Relating to the Falconbridge Group" has been prepared and presented in accordance with Canadian GAAP. Significant differences exist between UK GAAP and Canadian GAAP, and IFRS and Canadian GAAP. See Part III – "Unaudited Pro Forma Financial Information" for unaudited pro forma financial information in relation to the Enlarged Xstrata Group prepared in accordance with IFRS and for unaudited reconciliations converting statements of the financial performance and position of Falconbridge from Canadian GAAP to IFRS, as applied by Xstrata, as at and for the six-month period ended 30 June 2006 and for the year ended 31 December 2005.

Xstrata does not produce financial statements in accordance with US GAAP. Significant differences exist between US GAAP and IFRS, UK GAAP and Canadian GAAP.

The organisations that promulgate US GAAP and IFRS, UK GAAP and Canadian GAAP have significant ongoing projects that could have a significant impact on future comparisons between US GAAP and IFRS, UK GAAP and Canadian GAAP. Future developments or changes in US GAAP and IFRS, UK GAAP or Canadian GAAP may give rise to additional differences between US GAAP and IFRS, UK GAAP and Canadian GAAP which could have a significant impact on the Enlarged Xstrata Group.

In making an investment decision, investors must rely on their own examination of the Enlarged Xstrata Group, the terms of the Rights Issue and the financial and other information included in this document and incorporated into this document by reference. Potential investors should consult their own professional advisers for an understanding of the differences between US GAAP, IFRS, UK GAAP and Canadian GAAP, and how these differences might affect the financial information included in this document and incorporated into this document by reference.

18. UK taxation

The following paragraphs are based on current UK tax legislation and HM Revenue & Customs practice at the date of this document. The summary set forth below is intended as a general guide for certain classes of investor and does not purport to constitute a comprehensive analysis of the tax consequences under UK law of the acquisition, ownership and sale of New Shares. It is not intended to be, nor should it be considered, legal or tax advice. Qualifying Shareholders who are in any doubt as to their tax position, or who are subject to tax in a jurisdiction other than the UK, should obtain their own tax advice.

These paragraphs deal only with UK taxation. On the basis that the Company is a resident of Switzerland (see paragraph 18.1 below), certain parts of paragraph 19 of this Part VIII (Swiss taxation) are potentially relevant to all holders of New Shares, regardless of the jurisdiction in which any such holder is resident for tax purposes. Prospective investors resident in the UK are referred in particular to paragraphs 19.5 to 19.7 for information relating to Swiss withholding tax which will be deducted from dividends paid by the Company on New Shares. Investors are also referred to paragraph 19.4 for information on Swiss securities transfer tax which may arise in certain circumstances.

The taxation summaries in this paragraph 18 apply only to Qualifying Shareholders who are the beneficial owners of Ordinary Shares and hold such securities for investment purposes, and not to, for example, dealers in securities. Except where indicated, the summaries only cover the principal UK tax consequences of holding New Shares for Qualifying Shareholders (a) who are resident or (in the case of capital gains tax) ordinarily resident in (and only in) the UK for tax purposes (although it should be noted that special rules, which are not covered, apply to such holders of New Shares who are not domiciled in the UK) and (b) who do not have a permanent establishment in Switzerland with which the holding of Ordinary Shares is connected.

General

18.1 The Company's place of effective management is in Switzerland and it is accordingly treated as resident in Switzerland, and not in the UK, for the purposes of Swiss and UK taxation and for the purposes of the UK-Switzerland double tax treaty. That position will, however, be reviewed from time to time, and it is possible that the Company could in the future become resident for the purposes of taxation in the UK or elsewhere.

This section is written on the basis that the Company is and remains resident in Switzerland and will therefore be subject to the Swiss tax regime and not (save in respect of UK source income) the UK tax regime. Since the Company is incorporated in England and Wales, however, the UK stamp duty and stamp duty reserve tax regimes will be relevant to transfers (and, in some cases, the issue) of rights to New Shares (including New Shares represented by Provisional Allotment Letters, Nil Paid Rights or Fully Paid Rights held in CREST) and/or New Shares themselves.

All potential investors (wherever resident) are referred to the section below headed "UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)".

Taxation of chargeable gains

18.2 For the purposes of UK taxation of chargeable gains, the issue of the New Shares by the Company should be regarded as a reorganisation of the Company's share capital. Accordingly, Shareholders will not be treated as having disposed of their holding of Existing Shares to the extent that they take up all or part of their rights under the Rights Issue in respect of that shareholding, and no liability to UK tax on chargeable gains in respect of the New Shares should arise if they take up their entitlement to the New Shares in full. Instead, their holding of Existing Shares and their New Shares will be generally treated as a single asset ("New Holding"), acquired at the time they are deemed to have acquired their holding of Existing Shares (save that, where an individual's holding of Existing Shares is treated as consisting of more than one asset for tax purposes, the New Shares acquired will be attributed *pro rata* to those existing assets). For the purpose of computing any gain or loss on a subsequent disposal by a Shareholder of any shares comprised in his or her New Holding, the amount paid by the Shareholder for the New Shares will be added to the acquisition cost of his or her holding(s) of Existing Shares and the aggregate cost will be apportioned between the Ordinary Shares comprised in his or her New Holding which are disposed of and those which are retained.

If Shareholders sell or otherwise dispose of all or some of the New Shares allotted to them or of their rights to subscribe for them, or if they allow all or any part of their rights to lapse and receive a cash payment in respect of them, they may, depending on the circumstances, incur a liability to UK taxation of chargeable gains. However, if the proceeds resulting

from a lapse or disposal of the rights do not exceed whichever is the greater of £3,000 or 5% of the market value (as at the date of lapse or disposal) of the Existing Shares in respect of which the rights arose, the Shareholders will not generally be treated as making a disposal for the purposes of UK tax of chargeable gains; instead, the proceeds will be deducted from the acquisition cost of the holding of Existing Shares for the purpose of computing any chargeable gain or allowable loss on a subsequent disposal.

18.3 Indexation Allowance/Taper Relief

The following paragraphs deal separately with the positions of corporate and non-corporate Shareholders:

(i) Corporate Shareholders
Shareholders who are within the charge to UK corporation tax will continue to obtain the benefit of indexation allowance on the New Holding. For the purposes of calculating the indexation allowance on any disposal of the New Holding, however, the expenditure incurred in acquiring the New Shares will be treated as incurred only when the Shareholder made payment or became liable to make payment, not at the time the Existing Shares were deemed to be acquired.

(ii) Non-corporate Shareholders
For disposals by individuals, personal representatives or trustees, the indexation allowance was frozen by reference to the Retail Price Index at April 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount. The amount of the percentage is dependent on the period of ownership of the relevant asset since 6 April 1998 and on whether that asset qualified for the business or non-business rate of taper. For the purposes of calculating a Shareholder's entitlement to taper relief (if any), New Shares should be treated as acquired on the date of acquisition of the Existing Shares in respect of which the right to such New Shares arose.

(iii) Non-UK resident shareholders
In so far as Shareholders who are not resident or ordinarily resident in the UK are within the charge to UK taxation of chargeable gains, the tax treatment of the Rights Issue should be as set out for UK resident holders at sub-paragraphs (i) and (ii) above.

Subject to the provisions set out below in relation to temporary non-residents, Shareholders who are not resident or ordinarily resident in the United Kingdom will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the United Kingdom through a branch or agency (in the case of an individual Shareholder) or through a permanent establishment (in the case of a Shareholder within the charge to UK corporation tax) and the Existing Shares or New Holding are or have been used or held by or for the purposes of the branch, agency or permanent establishment (as the case may be).

If a Shareholder is liable for UK tax on chargeable gains, he or she might, depending on the circumstances, be liable to UK taxation of chargeable gains on any disposition of the New Holding.

An individual Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of all or part of the New Holding during that period may be liable on his or her return to UK tax on chargeable gains arising during the period of absence, subject to any available exemption or relief.

Taxation of dividends

18.4 A UK resident Shareholder, or a holder of New Shares who is carrying on a trade, profession or vocation in the UK through a branch or agency in connection with which the New Shares are held, will generally, depending upon the holder's particular circumstances, be subject to UK income tax or corporation tax (as the case may be), on the gross amount of any dividends paid by the Company on the New Shares, before deduction of any Swiss withholding tax. Paragraphs 19.5 to 19.7 below contain information on the Swiss withholding tax which will be deducted from dividends paid by the Company, and the procedure under which a UK resident Shareholder may claim a refund of part of that withholding tax. A credit for Swiss withholding tax would generally be given against any UK tax liability in respect of the dividends, provided that the holder has taken reasonable steps to benefit from the double taxation treaty between

Switzerland and the UK. A UK resident individual Shareholder who is liable to UK income tax at no more than the basic rate will be liable to income tax on the dividend income at the dividend ordinary rate (10% in 2006-2007). A UK resident individual Shareholder who is liable to UK income tax at the higher rate will be subject to income tax on the dividend income at the dividend upper rate (32.5% in 2006-2007).

UK stamp duty and stamp duty reserve tax (SDRT)

18.5 No stamp duty or SDRT will generally be payable on the issue of Provisional Allotment Letters or the crediting of Nil Paid Rights to accounts in CREST. Where New Shares represented by such documents or rights are registered in the name of the Qualifying Shareholder entitled to such New Shares or New Shares are credited in uncertificated form to CREST accounts for the benefit of such a Qualifying Shareholder, no liability to stamp duty or SDRT will generally arise.

The purchaser of rights to New Shares represented by Provisional Allotment Letters (whether nil paid or fully paid) or of Nil Paid Rights or Fully Paid Rights held in CREST on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5% of the actual consideration paid. Where such a purchase is effected through a stockbroker or other financial intermediary, that person will normally account for the SDRT and will indicate that this has been done in any contract note issued to the purchaser. In other cases, the purchaser of the rights to New Shares represented by Provisional Allotment Letters is liable to pay the SDRT and must account for it to HM Revenue & Customs. SDRT arising on the transfer of Nil Paid Rights or Fully Paid Rights held in CREST will be collected and accounted for to HM Revenue & Customs by CRESTCo at the expense of the purchaser.

No stamp duty or SDRT will be payable on the registration of renunciation of Provisional Letters of Allotment, whether by the original holders or their renouncees.

Any dealings in New Shares after the latest time for the registration of renunciation will normally be subject to stamp duty or SDRT. The transfer on sale of New Shares will generally give rise to a liability to ad valorem stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be paid by the purchaser or transferee of the New Shares. An agreement to transfer New Shares will normally give rise to SDRT at the rate of 0.5% of the amount or value of the consideration payable but such liability will be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or (if the agreement is conditional) the date when the agreement became unconditional. SDRT will normally be the liability of the purchaser or transferee of the New Shares.

Under the CREST system for paperless transfers of securities, no stamp duty or SDRT will arise on a transfer of New Shares into the system unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the amount or value of the consideration given. The transfer of New Shares within CREST will generally be liable to SDRT (at a rate of 0.5% of the amount or value of the consideration paid), rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to HM Revenue & Customs by CRESTCo (generally at the expense of the transferee or purchaser).

Under the SIS System, a sale or transfer of New Shares will generally be liable to SDRT (at a rate of 0.5% of the consideration paid), rather than stamp duty, and SDRT on relevant transactions settled within the system will be collected and accounted for to HM Revenue & Customs by SIS.

Where New Shares are issued or transferred to, or to a nominee or agent for, (a) a person whose business is or includes the provision of clearance services or (b) a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at a higher rate of 1.5% of the amount or value of the consideration payable (rounded up in the case of stamp duty to the nearest £5) or, in certain circumstances, the value of the New Shares. Clearance services may however elect, provided certain conditions are satisfied, for the normal rate of UK stamp duty or SDRT (0.5%) to apply to issues or transfers of chargeable securities or relevant securities (such as New Shares) into, and to transactions within, such services instead of the 1.5% rate of stamp duty or SDRT applying to an issue or a transfer of chargeable securities or relevant securities into the clearance service. Such an election has been made by the SIS System in respect of issues or transfers of chargeable securities or relevant securities into, and transactions within, the SIS System.

The above statements are intended only as a general guide to the current stamp duty and SDRT position. Transfers to certain categories of person are not liable to stamp duty or SDRT.

The UK stamp duty and/or SDRT charges summarised above are in addition to any Swiss securities issue and/or transfer tax which may become chargeable in the circumstances described at paragraph 19.4 of this Part VIII.

19. Swiss taxation

Prospective investors in New Shares should note that this paragraph 19 deals only with Swiss taxation. As the Company is incorporated in England and Wales, sales and transfers of New Shares, Nil Paid Rights and Fully Paid Rights will, regardless of the tax residence of the transferor or transferee, the place of execution of any transfer documentation, and the exchange on which the sale occurs, be subject to UK stamp duty or stamp duty reserve tax (as summarised at paragraph 18.5 of this Part VIII) in addition to any applicable Swiss securities issue and transfer tax (summarised at paragraph 19.4 below).

Income tax on dividend distributions

19.1 For an individual resident in Switzerland and holding New Shares as a private or business asset, dividends and similar distributions of the Company will be subject to Swiss federal, cantonal and municipal taxes. A Swiss corporate entity that owns at least 20% of the capital of the Company or Ordinary Shares with a market value of at least CHF2 million may qualify for the participation exemption. Dividends and similar distributions received which qualify for the participation exemption, after certain expense allocations as defined by the applicable legislation, should be tax exempt, but it should be noted that the dividends will be subject to Swiss withholding tax (see paragraph 19.5 below).

A non-resident holder, who does not hold the New Shares in connection with the conduct of a trade or business, in Switzerland through a permanent establishment or fixed place of business, should not be liable for any Swiss federal, cantonal or municipal income taxes on dividends or other distributions paid in respect of New Shares merely as a result of holding the New Shares other than the withholding tax to be withheld by the Company from such dividends or other distributions (see paragraph 19.5 below).

Capital gains on disposals of shares

19.2 A Swiss resident individual who holds New Shares as a private asset will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of New Shares. Private gains realised upon a repurchase of New Shares by the Company or an entity held directly or indirectly by the Company may, however, be re-characterised as taxable income if certain conditions are met. Book gains realised on New Shares held as a business asset of a Swiss resident are included in the taxable income of such person.

Capital gains realised by a Swiss corporation owning at least 20% of the capital of the Company may be exempt under the participation exemption subject to conditions. Any such corporation should take its own professional advice on its tax position in respect of its holding of New Shares.

A non-resident holder of New Shares should generally not be subject to any Swiss federal, cantonal or municipal taxation on gains realised upon a sale or other disposal of New Shares unless the New Shares so disposed of can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland. Gains realised upon a repurchase of New Shares by the Company or an entity held directly or indirectly by the Company may, however, be re-characterised as a triggering event for Swiss withholding tax purposes if certain conditions are met.

Wealth and capital taxes

19.3 Individual holders of New Shares resident in Switzerland or otherwise subject to Swiss taxation holding the shares as a private asset will generally be subject to annual net wealth tax on these assets. The annual net wealth tax of individual holders of New Shares resident in Switzerland or otherwise subject to Swiss taxation holding these as a business asset may be affected to the extent that a gain has been crystallised. Similarly the annual capital tax of corporations may be affected to the extent that a gain on the shareholding has been reflected in their accounts.

Securities issue and transfer tax

19.4 The issue of New Shares of a Swiss legal entity is generally subject to a 1.0% one-time capital duty (issuance stamp tax on the creation of shares in a Swiss corporation). The tax is payable by the issuer. In the case at hand, the New Shares

will be issued by a UK legal entity being managed and controlled in Switzerland. Accordingly, provided that certain conditions are met, it may be possible that the issue of New Shares could be exempt from capital duty.

Any subsequent sale of New Shares will be subject to Swiss securities transfer tax, currently 0.3% if the seller is either a Swiss bank or another Swiss securities dealer, as defined in the Swiss Federal Stamp Duty Law, or if such sale or transfer occurs through or with a Swiss bank or another Swiss securities dealer. Additionally, the sale of New Shares through or by a member of SWX may be subject to a stock exchange levy at the usual rates.

The Swiss securities transfer tax charges summarised above are in addition to the UK stamp duty and/or SDRT which will arise on sales or transfers of New Shares, Nil Paid Rights and Fully Paid Rights regardless of the tax residence of the transferor or transferee, the place of execution of any transfer documentation, or the exchange on which the sale occurs. For further information on those UK charges, please see paragraph 18.5 of this Part VIII.

Withholding tax on dividends and other distributions

19.5 Dividends paid and similar cash distributions or distributions in kind made by the Company to a holder of New Shares (including dividends on liquidation and stock dividends) will be subject to a Swiss federal withholding tax at the rate of 35%. The withholding tax on dividends must be withheld by the Company from the gross distribution and paid to the Swiss Federal Tax Administration.

The withholding tax on dividends will be fully refundable for – or as the case may be fully creditable against the income tax liability of – a Swiss resident recipient of a distribution if he is the beneficial owner of the New Shares at the time of the payment and if he duly reports the gross distribution received on his tax return.

A recipient of a distribution of the Company who is not a resident of Switzerland for tax purposes and does not hold the New Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business and qualifies as a resident of a country which maintains a bilateral treaty for the avoidance of double taxation with Switzerland may be entitled to a full or partial refund of withholding tax under the provisions of the applicable treaty, as described below in relation to UK and US resident shareholders. However, such non-resident shareholders should be aware that the rate of recoverable Swiss withholding tax and procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country and may therefore differ from those described below. Such non-resident shareholders should consult their own tax advisers regarding the procedures for claiming any refund of the Swiss withholding tax under an applicable treaty.

Reclaim procedures for UK resident Shareholders

(a) Procedure

19.6 Three copies of Swiss tax Form 86, duly completed and signed, must be sent to the Inspector of Taxes in the United Kingdom to whom the claimant makes his income tax return (or to the Inspector of Taxes for the district in which the claimant resides, if he has not made such a return) no later than the 31st of December of the third year following the calendar year in which the dividend became due. Rights to repayment arising in one calendar year must be claimed in a single claim. Two copies of the forms will be sent by the Inspector of Taxes to the Federal Tax Administration of Switzerland CH-3003 Berne.

The claim must be accompanied by evidence of deduction of Swiss withholding tax. In general, a certificate of deduction, signed bank voucher or credit slip will satisfy this requirement. However the Swiss administration reserves the right to request further evidence and information.

The claim form may be filed by a representative on behalf of the beneficial owner, provided that the representative is formally authorised by a power of attorney (which must be attached to the form).

(b) Rates

19.7 UK resident shareholders (other than corporations which control at least 25% of the voting power of the Company) that are eligible for double taxation treaty benefits may reclaim four sevenths of the 35% withholding tax on dividends, leaving a net Swiss tax cost of 15%.

The Swiss Federal Tax Administration and HM Revenue & Customs announced on their websites on 27 January 2006 and 31 January 2006 respectively that agreement had been reached at official level on a proposed protocol to the UK-Switzerland double taxation treaty, under which pension funds of one state would be exempt from taxation in the other state on dividends paid by a resident of that other state. However, as that agreement is a non-binding understanding at official level only, it cannot be known at present whether or not the necessary legal steps will in fact be taken to create any such protocol and bring it into effect, or, if so, what further terms or qualifications it may contain.

Reclaim procedures for US resident Shareholders

(a) Procedures

19.8 Three copies of the appropriate Swiss tax Form 82, duly completed and signed before a notary public of the United States, must be sent to the Federal Tax Administration, Eigerstrasse, CH-3003 Berne, Switzerland, no later than the 31st of December of the third year following the calendar year in which the dividend became due. Rights to repayment arising in one calendar year must be claimed in a single claim. If the claimant, at the time of claiming, is outside the United States, the declaration may be made before a United States consular office.

The claim must be accompanied by evidence of deduction of Swiss withholding tax. In general, a certificate of deduction, signed bank voucher or credit slip will satisfy this requirement. However the Swiss administration reserves the right to request further evidence and information.

The claim form may be filed by a representative on behalf of the beneficial owner, provided that the representative is formally authorised by a power of attorney (which must be attached to the form).

(b) Rates

19.9 US resident shareholders (other than corporations with a shareholding in the Company of at least 10%) that are eligible or double taxation treaty benefits may reclaim four sevenths of the 35% withholding tax on dividends, leaving a net Swiss tax cost of 15%.

20. US taxation

The following is a summary based on present law of certain US federal income tax considerations relevant to the receipt, exercise and disposition of Nil Paid Rights pursuant to the Rights Issue as well as the acquisition, ownership and disposition of the Fully Paid Rights and New Shares. It addresses only US holders (as defined below) that receive the Nil Paid Rights with respect to Existing Shares in the Rights Issue, will hold the Nil Paid Rights, Fully Paid Rights and New Shares as capital assets and use the US dollar as its functional currency. The discussion is not a complete description of all the tax considerations that may be relevant to a US holder. The discussion does not consider the circumstances of particular purchasers subject to special tax rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, US expatriates, holders of 10% or more of the Company's shares, persons holding the Nil Paid Rights, Fully Paid Rights or New Shares as part of a hedge, straddle, conversion or other integrated financial transaction and persons that are not residents of the United States.

THE STATEMENTS ABOUT US FEDERAL INCOME TAX ISSUES CONTAINED IN THIS DOCUMENT ARE MADE TO SUPPORT MARKETING OF THE NIL PAID RIGHTS, FULLY PAID RIGHTS AND NEW SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF NIL PAID RIGHTS AS WELL AS THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE FULLY PAID RIGHTS AND NEW SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED KINGDOM, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used herein, "US holder" means a beneficial owner of Nil Paid Rights, Fully Paid Rights or New Shares that for US federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity created or organised under the laws of the United States or its political subdivisions, (iii) a domestic trust or (iv) an estate the income of which is subject to US federal income tax without regard to its source.

The US federal income tax treatment of a partner in a partnership that holds Nil Paid Rights, Fully Paid Rights or New Shares will depend on the status of the partner and the activities of the partnership. Partnerships should consult their tax

advisors concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of Nil Paid Rights, Fully Paid Rights or New Shares.

US holders should note that the "Swiss Taxation" and "UK Taxation" discussions above also are relevant. Because the Company is a tax resident of Switzerland, Swiss withholding tax will be deducted from interest and dividends paid by the Company. (See paragraphs 19.5,19.8 and 19.9 above). Because the Company is incorporated in England and Wales, sales and transfers of Nil Paid Rights, Fully Paid Rights and New Shares will be subject to UK stamp duty or stamp duty reserve tax. (See paragraph 18.5 above).

Taxation of Nil Paid Rights

Receipt of Nil Paid Rights

20.1 A US holder should not recognise taxable income when it receives Nil Paid Rights pursuant to the Rights Issue. The US holder's holding period in the Nil Paid Rights will include its holding period in the Existing Shares with respect to which the rights were distributed.

If the fair market value of Nil Paid Rights when received is less than 15% of the fair market value of the Existing Shares with respect to which Nil Paid Rights are received, the Nil Paid Rights will have a nil tax basis unless the US holder affirmatively elects to allocate its adjusted tax basis in its Existing Shares to the Nil Paid Rights in proportion to the relative fair market values of the Existing Shares and the Nil Paid Rights received (determined on the date Nil Paid Rights are received). A US holder must make this election on its tax return for the taxable year in which the Nil Paid Rights are received.

If the fair market value of Nil Paid Rights when received is 15% or greater than the fair market value of the Existing Shares with respect to which Nil Paid Rights are received, a US holder's adjusted tax basis in its Existing Shares must be allocated between the Existing Shares and the Nil Paid Rights in proportion to their then relative fair market values.

Exercise of Nil Paid Rights

20.2 A US holder will not recognise taxable income when it receives New Shares by exercising Nil Paid Rights. A US holder will have a tax basis in the New Shares equal to such holder's tax basis, if any, in the Nil Paid Rights exercised plus the US dollar value of the pounds sterling exercise price of the Nil Paid Rights on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder's holding period in the New Shares generally will begin on the date the Nil Paid Rights are exercised.

Disposition of Nil Paid Rights

20.3 Subject to the passive foreign investment company ("PFIC") rules discussed below, a US holder will recognise capital gain or loss on the sale or other disposition of Nil Paid Rights in an amount equal to the difference between such holder's tax basis in the Nil Paid Rights and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as arising from US sources.

A US holder that receives foreign currency on the sale or other disposition of the Nil Paid Rights will realise an amount equal to the US dollar value of the foreign currency on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss realised on a subsequent conversion of the foreign currency into US dollars will be US source ordinary income or loss.

Expiration of Nil Paid Rights

20.4 If a US holder allows Nil Paid Rights to expire without selling or exercising them, the Nil Paid Rights should be deemed to have a nil tax basis and, therefore, the US holder should not recognise any loss upon expiration of the Nil Paid Rights.

A US holder that receives proceeds as a result of the sale of the Nil Paid Rights by the Underwriters on its behalf will be treated either as having sold the Nil Paid Rights (as described above) or as having exercised the Nil Paid Rights and sold the New Shares. If the US holder is treated as having sold Nil Paid Rights, whether the gain will be long-term or short-term depends upon the holder's holding period in the relevant Existing Shares. A US holder that is treated as having sold the New Shares will recognise a short-term capital gain or loss as described in paragraph 20.6 below.

Taxation of the New Shares

Dividends

20.5 Subject to the PFIC rules discussed below, cash dividends paid with respect to the New Shares (including the amount of any Swiss income tax withheld) generally will be included in the gross income of a US holder as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally available to US corporations for dividends from other US corporations. The dividends received by noncorporate US holders, however, will be taxed at the preferential rate allowed for qualified dividend income: (i) the Company qualifies for benefits under the income tax treaty between the United States and Switzerland (the "Treaty"); (ii) the Company is not a PFIC; (iii) the US holder has held the New Shares for a sufficient period; and (iv) other requirements are met. The Company believes that it will qualify for benefits under the Treaty.

The amount that a US holder must include on account of a dividend paid in foreign currency will be based on the exchange rate on the date the US holder receives the dividend whether or not the US holder converts the payment into US dollars at that time. The US holder will have a basis in the currency received equal to its US dollar value on the date of receipt. Any gain or loss recognised on a subsequent conversion or other disposition of the currency generally will be treated as ordinary income or loss from US sources.

Subject to generally applicable limitations, a US holder may be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for Swiss taxes withheld at the appropriate rate. A US holder entitled to claim reduced withholding under the Treaty may not claim a credit for tax withheld at a higher rate. (See paragraphs 19.8 and 19.9 above).

Dispositions

20.6 Subject to the PFIC rules discussed below, a US holder generally will recognise capital gain or loss on the sale or other disposition of the New Shares equal to the difference between the amount realised and the US holder's tax basis in the New Shares. Any gain or loss generally will be treated as arising from US sources. Deductions for capital losses are subject to significant limitations.

A US holder that receives foreign currency on the sale or other disposition of New Shares will realise an amount equal to the US dollar value of the foreign currency received on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the currency received equal to the US dollar amount realised. Any gain or loss on a subsequent conversion or other disposition of the currency generally will be US source ordinary income or loss.

Passive Foreign Investment Company

20.7 The Company does not expect to be treated as a PFIC in the current or subsequent taxable years. Because the PFIC determination is made annually on the basis of the Company's income and assets, including goodwill, the Company cannot assure investors that it will not be a PFIC in the current or subsequent taxable years.

The Company would be a PFIC for any taxable year if, taking into account the income and assets of certain subsidiaries, 75% or more of the Company's gross income consists of passive income or 50% or more of the average quarterly value of the Company's assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes gains from transactions in commodities. The principal products of the Enlarged Xstrata Group are commodities, but passive income does not include gains or losses from the sale of commodities if substantially all of the commodities are inventory, depreciable property used in its trade or business or supplies used or consumed in the ordinary course of business. The Company believes that it currently qualifies for the active business exception, but it cannot assure a US holder that the requirements for this exception will be met in future years.

If the Company were a PFIC in any year during which a US holder owned Nil Paid Rights, Fully Paid Rights or New Shares, dividends received by noncorporate US holders would not qualify to be treated at a preferential rate, and all US holders would be subject to additional taxes on any excess distributions received from the Company and on any gain realised from the sale or other disposition of the Nil Paid Rights, Fully Paid Rights or the New Shares (but not from the exercise of the Nil Paid Rights) whether or not the Company continued to be a PFIC. A US holder has an excess distribution to the extent that distributions on the New Shares during a taxable year exceed 125% of the average amount received during the three preceding years or, if shorter, the US holder's holding period (including the period the US holder held the Nil Paid Rights).

To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated rateably over the holding period, (ii) the amount allocated to the current year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If the Company were a PFIC, a US holder generally would be subject to similar rules with respect to distributions by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that also were PFICs.

If the Company becomes a PFIC in any tax year and the New Shares are actively traded on the London Stock Exchange, a US holder may avoid some of the tax consequences just described by electing to mark the New Shares to market annually. Any gain from marking the New Shares to market or from disposing of them will be ordinary income. A US holder may recognise loss from marking the New Shares to market, but only to the extent of unreversed gains from marking them to market. Loss from marking New Shares to market will be ordinary, and loss on disposing of them will be an ordinary loss except to the extent of unreversed gains.

A US holder will not be able to elect to treat the Company as a qualified electing fund, or QEF, because the Company does not intend to prepare the information that needed to make a QEF election.

US holders should consult their own tax adviser concerning the potential application of the PFIC provisions.

Backup withholding and information reporting

20.8 Dividends paid in respect of the New Shares and proceeds from the sale or exchange of Nil Paid Rights, Fully Paid Rights and New Shares may be reported to the US Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments unless the US holder provides its taxpayer identification number or otherwise establishes a basis for exemption. Any amount withheld may be credited against a US holder's US federal income tax liability or refunded to the extent it exceeds the holder's liability.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE NOTES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

21. Summary of the terms of the Underwriting Agreement

21.1 Pursuant to the Underwriting Agreement, Deutsche Bank and JPMorgan Cazenove have agreed, save in respect of rights which are taken up pursuant to the irrevocable undertakings received from Glencore International and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter, as agent for the Company to procure subscribers for New Shares not taken up under the Rights Issue at a price not less than the total of the Issue Price (plus expenses), failing which, Deutsche Bank and JPMSL (the "Underwriters") have agreed to subscribe themselves for any such New Shares.

21.2 The Company has agreed to pay Deutsche Bank and JPMorgan Cazenove (a) a commission of 1.75% of the aggregate value at the Issue Price of the maximum number of New Shares (excluding those taken up by Glencore International pursuant to the irrevocable undertakings it has given to the Company and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter); and (b) a further commission of 0.125% of the aggregate value at the Issue Price of the maximum number of New Shares (excluding those taken up by Glencore International pursuant to the irrevocable undertakings it has given to the Company and pursuant to the separate underwriting commitment Glencore International has given to the Banks pursuant to the Glencore Underwriting Letter) with respect to each additional period of seven full days or part thereof following the initial period of 30 days from and including the date of the Underwriting Agreement up to and including the second Business Day after the Closing Date (or such later date as determined pursuant to the terms of the Underwriting Agreement), or, if earlier, the date on which the obligations of the Banks under the Underwriting Agreement are terminated or lapse or the Underwriting Agreement ceases to be capable of becoming unconditional, provided that any commission so payable shall be reduced on a pro rata basis in respect of any period of less than seven full days.

21.3 The Company will generally pay all other costs, charges and expenses of, or incidental to, the Rights Issue including the Banks' reasonable legal and other out-of-pocket expenses and all related value added tax, if applicable.

21.4 The Underwriting Agreement is conditional, amongst other things, on this document being approved by and filed with the FSA in accordance with the Prospectus Rules and the FSMA and filed with the SWX in accordance with the Swiss Listing Rules and being made available to the public by not later than 5.00 p.m. on Tuesday, 3 October 2006 (or such later time or date as the Banks may agree); none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made; Admission and Swiss Admission occurring at or before 8.00 a.m. on Thursday, 5 October 2006 (or such later time or date as the Company and the Banks may agree); and the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission).

21.5 The Underwriting Agreement confers on the Banks the right to terminate their obligations, prior to Admission for amongst other things any material inaccuracy or omission from documents relating to the Rights Issue, including this document; material breach of any of the representations, warranties or undertakings provided by the Company pursuant to the Underwriting Agreement or of any other provision of the Underwriting Agreement; a change in national or international financial, economic or political conditions, as would be likely to materially prejudice the success of the Rights Issue and the distribution of the New Shares or dealings in the New Shares in the secondary market.

21.6 Pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

21.7 The Underwriting Agreement also contains: (i) certain customary warranties by the Company as to the accuracy of the information contained in this document and in relation to other matters relating to the Enlarged Xstrata Group and its businesses; (ii) indemnities from the Company in favour of each of the Banks; and (iii) certain undertakings from the Company relating, amongst other things, to consultation with, and the provision of information to, the Banks.

21.8 Glencore International has irrevocably undertaken in the Irrevocable Undertaking Agreement described in paragraph 22.2 of this Part VIII to take up in full its entitlements under the Rights Issue and to take up in full CSSEL's entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue. The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement may be less than 84,200,333 (being the total number of New Shares which are subject to Glencore International's irrevocable undertakings) if Glencore International disposes of any of its existing holding of Ordinary Shares prior to the ex-rights date as a result of the exercise of any exchange rights pursuant to the Glencore Exchangeable Bonds. However, Deutsche Bank and JPMorgan Cazenove have agreed, as agent for the Company, to endeavour to procure subscribers for such number of New Shares as Glencore International is unable to take up prior to the latest time and date for acceptance and payment in full under the Rights Issue as a consequence of having to dispose of Ordinary Shares in these circumstances (such New Shares being referred to herein as "Exchanged New Shares"), except if in the opinion of the Banks subscribers are unlikely to be procured for such Exchanged New Shares. Pursuant to the Glencore Underwriting Letter, Glencore International has agreed to subscribe for New Shares equivalent in number to the Exchanged New Shares for which Deutsche Bank and JPMorgan Cazenove have not procured subscribers.

22. Material contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Xstrata or any member of the Enlarged Xstrata Group within the two years immediately preceding the date of this document which are, or may be, material or which have been entered into by Xstrata or any member of the Enlarged Xstrata Group at any other time and which contain provisions under which Xstrata or any member of the Enlarged Xstrata Group has an obligation or entitlement that is material to the Enlarged Xstrata Group as at the date of this document:

Underwriting Agreement

22.1 The Underwriting Agreement dated 3 October 2006 between the Company and the Banks for the underwriting of the Rights Issue, described in paragraph 21 of this Part VIII.

Irrevocable Undertaking Agreement and lock-up arrangements

22.2 The irrevocable undertaking agreement dated 3 October 2006 (the "Irrevocable Undertaking Agreement") between Xstrata and Glencore International, pursuant to which Glencore International irrevocably undertakes to take up in full its entitlements under the Rights Issue and to take up in full CSSEL's entitlements in respect of 151,560,600 Ordinary Shares under the Rights Issue. The actual number of New Shares taken up by Glencore International pursuant to the Irrevocable Undertaking Agreement may be less than 84,200,333 (being the total number of New Shares which are subject to Glencore International's irrevocable undertakings) if Glencore International disposes of any of its existing holding of Ordinary Shares prior to the ex-rights date as a result of the exercise of any exchange rights pursuant to the Glencore Exchangeable Bonds. However, Deutsche Bank and JPMorgan Cazenove have agreed, as agent for the Company, to endeavour to procure subscribers for such number of New Shares as Glencore International is unable to take up prior to the latest time and date for acceptance and payment in full under the Rights Issue as a consequence of having to dispose of Ordinary Shares in these circumstances (such New Shares being referred to herein as "Exchanged New Shares"), except if in the opinion of the Banks subscribers are unlikely to be procured for such Exchanged New Shares. Pursuant to the Glencore Underwriting Letter, Glencore International has agreed to subscribe for New Shares equivalent in number to the Exchanged New Shares for which Deutsche Bank and JPMorgan Cazenove have not procured subscribers.

Pursuant to the Irrevocable Undertaking Agreement, the Company has agreed to pay Glencore International an underwriting commission of US$35.1 million.

The Irrevocable Undertaking Agreement also contains a lock-up in relation to Glencore International's interests in Xstrata that will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares offered under the Rights Issue. The lock-up arrangements do not prevent a disposal by Glencore International of an interest in Xstrata: (i) pursuant to certain merger or take over transactions in respect of Xstrata and its Ordinary Shares; (ii) which is the subject of a distribution or dividend; (iii) in connection with the exercise of exchange rights pursuant to any existing exchangeable bonds; (iv) necessary for Glencore International to be in compliance with or not in breach of any applicable law or regulation or any ruling or pronouncement of any court, tribunal or regulatory authority; (v) to any other member of Glencore which enters into a similar lock-up arrangement with Xstrata; (vi) after the ex-rights date, to any financial institution in connection with any financing arrangement if such financial institution enters into a similar lock-up arrangement with Xstrata, or to any financial institution to hold as custodian, nominee or agent; (vii) in connection with the acceptance of a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; and (viii) in connection with the execution and delivery by Glencore International of an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in paragraph (vii) above.

Under a separate agreement dated 3 October 2006 between Xstrata and CSSEL, CSSEL has agreed to a lock-up in relation to the 151,560,600 Ordinary Shares it holds pursuant to the Arrangement with Glencore that will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares offered under the Rights Issue. CSSEL's lock-up arrangements do not prevent a disposal by CSSEL of an interest in any or all of such 151,560,600 Ordinary Shares: (i) to Glencore International or any other member of Glencore provided that Glencore International or such member has entered into an undertaking in substantially similar terms in respect of those Ordinary Shares; (ii) after the ex-rights date, to any associated company of CSSEL or any other person provided such associated company or person has entered into an undertaking in substantially similar terms in respect of those Ordinary Shares; (iii) made with the Company's prior written consent; (iv) in connection with the acceptance of a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; and (v) in connection with the execution and delivery by CSSEL of an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in paragraph (iv) above.

The Irrevocable Undertaking Agreement and CSSEL's lock-up arrangements shall cease to have effect if the following conditions are not fulfilled by 31 December 2006: (i) the issue of this document; and (ii) Admission. Glencore International's undertaking to take up CSSEL's entitlements is further conditional on Glencore International acquiring such entitlements.

2017 Convertible Bonds

22.3 In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital and Xstrata intend as soon as reasonably practicable after the date of this document to enter into a trust deed with Law Debenture Trustees Limited as trustee constituting the 2017 Convertible Bonds. Under the trust deed, Law Debenture Trustees Limited is expected to be appointed to act as trustee of the 2017 Convertible Bonds. Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document US$375 million of guaranteed convertible bonds due 14 August 2017 (the 2017 Convertible Bonds) to Trilon International Inc. ("Trilon"), which is a subsidiary of Brookfield Asset Management Inc., a company formerly known as Brascan Corporation ("Brookfield"), convertible, at any time after the issue of the 2017 Convertible Bonds, at the option of the holder into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are expected to be exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Bonds are expected to be guaranteed by Xstrata with a coupon of 4.00% per annum. The initial exchange price is expected to be £17.1315. Such exchange price is expected to be adjusted immediately following the issue of the 2017 Convertible Bonds as a result of the Rights Issue. Unless previously redeemed or converted or purchased and in each case cancelled, it is expected that the terms of the 2017 Convertible Bonds will provide that the 2017 Convertible Bonds will be redeemed on 14 August 2017 at their principal amount together with unpaid accrued interest (if any) and that at any time after 14 August 2010, Xstrata Capital may, on giving notice, redeem the 2017 Convertible Bonds at their principal amount together with interest accrued to the date fixed for redemption. It is intended that the 2017 Convertible Bonds will be issued in consideration for the cancellation of the 2017 Convertible Debenture, the waiver of all rights of the holder of the 2017 Convertible Debenture (Trilon) under the 2017 Convertible Debenture and the related deed poll and the release of Xstrata Capital and Xstrata from each of their respective obligations under the 2017 Convertible Debenture and the related deed poll.

RBCT Shareholders' Agreement

22.4 A shareholders' agreement (the "RBCT Shareholders' Agreement") dated 21 August 2006 between Xstrata South Africa, RBCTCL, Ingwe Collieries Limited, Anglo Operations Limited, Total Coal South Africa (Proprietary) Limited, Sasol Mining (Proprietary) Limited, Kangra Coal (Proprietary) Limited, Eyesizwe Coal (Proprietary) Limited and South Dunes Coal Terminal Agency (Proprietary) Limited regulating the relationship of the parties in relation to the Richards Bay Coal Terminal and providing for the admission of South Dunes Coal Terminal Agency (Proprietary) Limited as a shareholder of Richards Bay Coal Terminal Company Limited. The RBCT Shareholders' Agreement replaced the RBCT Memorandum of Agreement described in paragraph 22.18 below. Provision is made in the RBCT Shareholders' Agreement for the shareholders to provide guarantees with respect to any new or changed arrangements in relation to the financing of Phase III of the Richards Bay Coal Terminal in the event that all shareholders have agreed such expansion. The RBCT Shareholders' Agreement records in regard to each share in RBCTCL that, although the entitlement to throughput coal through the Richards Bay Coal Terminal may be granted to commercial users who do not own shares in RBCTCL, the correlation between shares in RBCTCL and the corresponding entitlement (defined as the right of RBCTCL shareholders to load tonnage of export coal through the Richards Bay Coal Terminal) shall be continued. The RBCT Shareholders' Agreement makes provision in respect of throughput, entitlement and committed actual tonnage usage, liability for wharfage fees, operating charges, interest charges, capital charges, shortfall in committed actual tonnage usage, temporary transfer of the right to utilise the entitlement to export coal through the Richards Bay Coal Terminal and the transfer of shares and such entitlement. Various events of default are specified and, in the event of default, each of the non-defaulting shareholders of RBCTCL acquires an option to acquire a portion of the defaulter's shares. The RBCT Shareholders' Agreement also makes provision for the "Quatro Development" and Phase V expansion of the Richards Bay Coal Terminal. The Quatro Development is the development designed to increase the throughput capacity of the Richards Bay Coal Terminal from 72 Mtpa of export grade coal with the right to utilise 34 grades to 76 Mtpa of export grade coal with the right to utilise 34 grades. See also Part IV – "Information on the Former Xstrata Group's Business – Coal Business summary – South African operations – Mines, projects and developments – Richards Bay Coal Terminal Phase V expansion project".

Falconbridge Phelps Dodge Co-operation Agreement

22.5 A co-operation agreement dated as of 25 June 2006 (the "Falconbridge Phelps Dodge Co-operation Agreement") between Phelps Dodge and Falconbridge in relation to the Phelps Dodge Inco Combination Agreement.

The Falconbridge Phelps Dodge Co-operation Agreement was entered into between Phelps Dodge and Falconbridge in order to facilitate the transactions contemplated by the Phelps Dodge Inco Combination Agreement and the Inco Support Agreement as amended in connection with the Phelps Dodge Inco Combination. The entry into the Falconbridge Phelps

Dodge Co-operation Agreement was also a condition to: (i) Phelps Dodge's willingness to enter into a note purchase agreement pursuant to which Phelps Dodge conditionally agreed to purchase up to US$3.0 billion aggregate principal amount of Inco convertible subordinated notes in connection with the Inco Offer; and (ii) Inco's agreeing to make the revised Inco Offer announced on 26 June 2006.

Pursuant to the Falconbridge Phelps Dodge Co-operation Agreement Falconbridge agreed to take certain actions and refrain from taking certain actions in order to facilitate the Phelps Dodge Inco Combination. Amongst other things, each of Falconbridge and Phelps Dodge agreed to afford the other reasonable access to information concerning it, subject to the terms and conditions of the confidentiality agreement previously entered into by Falconbridge and Phelps Dodge. In addition, Falconbridge agreed to furnish Phelps Dodge with information concerning Falconbridge and (to the extent available to Falconbridge) Falconbridge Shareholders for the preparation, filing and mailing of the proxy statement of Phelps Dodge proposed to be delivered to its shareholders in connection with the shareholder approval required to be obtained by Phelps Dodge of the transactions contemplated by the Phelps Dodge Inco Combination Agreement and the regulatory filings required to consummate the transactions contemplated by the Phelps Dodge Inco Combination Agreement. Phelps Dodge and Falconbridge made customary representations, warranties and covenants in the Falconbridge Phelps Dodge Co-operation Agreement.

The Falconbridge Phelps Dodge Co-operation Agreement provided that it would terminate and, except in respect of provisions relating to the personal liability of directors and officers of Falconbridge and Phelps Dodge, be of no further force and effect, upon any termination of: (i) the Inco Support Agreement by either Falconbridge or Inco; or (ii) the Phelps Dodge Inco Combination Agreement by either Phelps Dodge or Inco.

The Falconbridge Phelps Dodge Co-operation Agreement therefore terminated as described above upon the termination of the Inco Support Agreement as described in paragraph 22.17 of this Part VIII.

Falconbridge LionOre Agreement

22.6 A conditional share purchase agreement dated 6 June 2006 (the "Falconbridge LionOre Agreement") between Falconbridge and LionOre relating to the sale to LionOre of certain assets and related operations of Falconbridge, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility (the "LionOre Identified Assets"). In addition, the sale would have included an agreement to supply up to 60,000 tonnes of nickel-in-matte annually for up to ten years.

The closing of the sale of the LionOre Identified Assets was conditional on, amongst other things, the clearance by the US Department of Justice and the European Commission of the Inco Offer and Inco acquiring more than 50% (on a fully-diluted basis) of the Falconbridge Shares pursuant to the Inco Offer or otherwise. As a result of the termination of the Inco Offer, the asset sales under the Falconbridge LionOre Agreement did not proceed.

Pursuant to the Falconbridge LionOre Agreement, LionOre agreed to acquire all of the issued and outstanding shares in the capital of the following affiliates of Falconbridge from Falconbridge or its affiliates, as applicable: Falconbridge Nikkelverk A/S ("FNA"), Falconbridge International Limited ("FIL"), Falconbridge U.S. Inc. ("FUS"), Falconbridge Europe S.A. ("FESA"), Falconbridge (Japan) Limited ("FJKK"), Falconbridge International S.A. ("FISA"), (FNA, FIL, FUS, FESA, FJKK and FISA, collectively the "FNA Group") and further to acquire all inventories, work in process and finished goods in the possession of the FNA Group but owned by Falconbridge and the accounts receivable owing to Falconbridge either by sale of goods by a member of the FNA Group on behalf of Falconbridge or sale of goods to a member of the FNA Group by Falconbridge.

The purchase price agreed to be paid by LionOre for the LionOre Identified Assets was US$650 million, of which US$400 million was agreed to be in cash and US$250 million of LionOre common shares. This purchase price was agreed to be subject to certain adjustments tied to changes in the final working capital levels of the LionOre Identified Assets and certain other adjustments.

Falconbridge agreed to sell, or cause to be sold, to one or more non-affiliated parties by not later than 150 days of the closing date, such number of the shares in the capital of LionOre obtained pursuant to the agreement that after giving effect to such sale, it and its affiliate shareholdings in LionOre would be in the aggregate less than 10% of the aggregate number of common shares of LionOre. This selldown was required to be carried out in a manner which, to Falconbridge's

knowledge, would not have resulted in any purchaser receiving more than 5% of the outstanding common shares of LionOre, and with Falconbridge using commercially reasonable efforts to not sell shares of LionOre to another mining company.

Falconbridge also agreed not to exercise or permit the exercise of any voting rights attached to any shares held by it or its affiliates in LionOre. Falconbridge would also have been restricted from acquiring any further securities of LionOre for a period of two years following the closing date.

Each of Falconbridge and LionOre agreed to provide customary indemnities to the other in connection with specified losses suffered or incurred by the other party.

Closing under the Falconbridge LionOre Agreement was agreed to be subject to the satisfaction of a number of conditions, including:

(i) the obtaining or attainment of all applicable approvals and consents necessary to permit the transactions contemplated by the Inco Offer and the change in ownership of the FNA Group;

(ii) it not being illegal, and no injunction being in place prohibiting the sale and purchase of the FNA Group as contemplated in the Falconbridge LionOre Agreement; and

(iii) the TSX having conditionally approved the issue and listing of LionOre shares to be issued to Falconbridge as part of the acquisition price consideration.

LionOre's obligations pursuant to the Falconbridge LionOre Agreement were agreed to be subject to a number of conditions, including the following conditions for the exclusive benefit of LionOre:

(i) financing being available to LionOre on the closing date; and

(ii) LionOre being satisfied, acting reasonably, with the terms of all Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) that affect it, the FNA Group or the business LionOre agreed to acquire.

Falconbridge's obligations pursuant to the Falconbridge LionOre Agreement were agreed to be subject to a number of conditions, including the following conditions for the exclusive benefit of Falconbridge:

(i) Inco must have acquired pursuant to the Inco Offer or otherwise more than 50% (on a fully-diluted basis as further defined in the Inco Support Agreement) of the common shares of Falconbridge; and

(ii) LionOre shall have paid to Falconbridge on closing the US$650 million acquisition price by the delivery of US$400 million in cash and 49,118,057 common shares of LionOre as provided for in the Falconbridge LionOre Agreement.

Falconbridge and LionOre were entitled to waive any condition in its favour by written instrument, without prejudice.

Under the Falconbridge LionOre Agreement, Falconbridge agreed to be prohibited from soliciting, initiating or entertaining inquiries or proposals, providing non-public information to, or participating in any negotiations with respect to the acquisition of all or any part of the FNA Group or the Nikkelverk Refinery until such time as Falconbridge had determined in good faith that Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) were unlikely to be obtained on a timely basis or LionOre was unlikely to be able to satisfy the conditions of closing on a timely basis.

It was further agreed under the Falconbridge LionOre Agreement, that Falconbridge was entitled to terminate the foregoing exclusivity obligation and be free to entertain alternative transactions by paying a break fee, however only if it determined in good faith that Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) were unlikely to be obtained or that LionOre was unlikely to be able to satisfy the conditions of closing, both on a timely basis.

Based on the above, if Falconbridge had desired to terminate the exclusivity obligation prior to the date the DOJ and the Commission had provided Regulatory Approvals (as defined in the Falconbridge LionOre Agreement) satisfactory to

Falconbridge (the "Regulatory Approval Date"), Falconbridge would have been entitled to notify LionOre and concurrently Inco would have paid to LionOre US$10 million. If Falconbridge desired to terminate the exclusivity period from and after the Regulatory Approval Date, Falconbridge was entitled to (and did) notify LionOre and concurrently Inco would (and did) pay to LionOre US$32.5 million. Termination of the exclusivity period would not have terminated the Falconbridge LionOre Agreement.

The Falconbridge LionOre Agreement also provided that, if, following the payment of any of the exclusivity break fees the closing of the acquisition of the Nikkelverk Refinery occured, LionOre would be required to repay to Inco the amount received on delivery of such notice on the closing date.

The closing of the transaction was agreed to be on such date as Falconbridge determined on not less than five business days' notice to LionOre provided that the closing date would have been: (i) not earlier than the day on which all of the conditions precedents in the Falconbridge LionOre Agreement had been satisfied or waived; and (ii) not later than the latest date until which Inco had agreed to maintain the Inco Offer (the "Closing Date").

The Falconbridge LionOre Agreement provided for termination on the earlier of: (i) Falconbridge giving LionOre a notice of termination at any time and for any reason; and (ii) the earlier of (A) the latest date until which Inco agreed to maintain the Inco Offer as specified in the Inco Support Agreement or such earlier date on which the Inco Offer expired, was withdrawn or otherwise terminated, or (B) 1 January 2007 if by that date any conditions in the Falconbridge LionOre Agreement had not been satisfied or waived.

If the Falconbridge LionOre Agreement had terminated pursuant to any reason noted in the termination provision, if such termination had occurred before the Regulatory Approval Date, Inco was required concurrently with the giving by Falconbridge of the notice of termination or the termination date, as applicable, to pay to LionOre the amount of US$10 million, provided that the failure to obtain Regulatory Approval (as defined in the Falconbridge LionOre Agreement) was not due to the failure by LionOre to act in a commercially reasonable manner in considering whether to accept any term or condition proposed by a Regulatory Authority (as defined in the Falconbridge LionOre Agreement) as a condition or requirement of such Regulatory Approval, or if such termination occurred after the Regulatory Approval Date, US$32.5 million.

Any exclusivity break fee paid would be credited towards any termination break fee payable.

Second Falconbridge Shareholder Rights Plan

22.7 A shareholder rights plan agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company providing for the adoption by Falconbridge of a shareholder rights plan (the "Second Falconbridge Shareholder Rights Plan"). Under the Second Falconbridge Shareholder Rights Plan, Falconbridge issued one SRP Right for each Falconbridge Share then outstanding and authorised the issue of SRP Rights in respect of any Falconbridge Shares issued thereafter.

On 27 June 2006, a three-member panel of the Ontario Securities Commission (the "OSC") conducted a hearing relating to the application by Xstrata to terminate the Second Falconbridge Shareholder Rights Plan. The panel issued its decision on 30 June 2006 to the effect that the Second Falconbridge Shareholder Rights Plan Second be cease traded on the earlier of the date that: (a) Xstrata Canada takes up sufficient Falconbridge Shares pursuant to the Xstrata Offer to satisfy the condition of the Xstrata Offer (prior to its deletion under the Second Xstrata Notice of Variation) that at least a majority of the Falconbridge Shares then outstanding (calculated on a fully diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27, had been validly deposited to the Xstrata Offer and not withdrawn (the "Majority of the Minority Condition"); and (b) 28 July 2006. The panel also ordered that Xstrata Canada be precluded from exercising its right as stated in the original Xstrata Offer to acquire up to 5% of the Falconbridge Shares through normal course purchases on the Toronto Stock Exchange in accordance with applicable securities laws, until the earlier of the date on which Xstrata Canada took up sufficient Falconbridge Shares to satisfy the Majority of the Minority Condition and 28 July 2006.

The Second Falconbridge Shareholder Rights Plan was consequently cease traded on 28 July 2006 and, on the same date, Xstrata Alberta, purchased 18,556,430 Falconbridge Shares through the facilities of the TSX. These Falconbridge Shares

represented 4.98% of the outstanding Falconbridge Common Shares as at 18 May 2006, the date of the initial Xstrata Offer.

The SRP Rights were attached to the Falconbridge Shares and were not exercisable until the time (the "Separation Time"), which was defined in the Second Falconbridge Shareholder Rights Plan to mean the close of business on the tenth business day after the earlier of: (i) the first public announcement of facts indicating that a person had acquired Beneficial Ownership (as defined in the Second Falconbridge Shareholder Rights Plan) of 20% or more of the Falconbridge Shares; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid to acquire 20% or more of the Falconbridge Shares, other than as a result of a Permitted Bid (as defined in the Second Falconbridge Shareholder Rights Plan and as described below); and (iii) the date upon which a Permitted Bid (as defined therein and described below) ceased to be such. The directors of Falconbridge had the discretion to delay the Separation Time in the case of (ii) and (iii) above and Falconbridge's Notice of Change to its Directors' Circular dated 26 May 2006 relating to the announced revised Inco Offer stated that on 23 May 2006 they had done so with respect to the Xstrata Offer.

The Second Falconbridge Shareholder Rights Plan did not apply to certain types of transactions, including "Permitted Bids". A "Permitted Bid" was defined as a bid that, amongst other things, was a take-over bid made to all Falconbridge Shareholders for all the Falconbridge Shares that provided that no Falconbridge Shares may be taken up unless more than 50% of the Falconbridge Shares held by Independent Shareholders (as defined in the Second Falconbridge Shareholder Rights Plan) had been deposited and not withdrawn. The Inco Offer was a Permitted Bid.

From and after the Separation Time, each SRP Right entitled a holder thereof to purchase one Falconbridge Share for a price (the "Exercise Price") equal to four times the market price (as defined in the Second Falconbridge Shareholder Rights Plan) per Falconbridge Share (subject to adjustment in certain circumstances). Pursuant to the Second Falconbridge Shareholder Rights Plan, if any person (an "Acquiring Person") acquired Beneficial Ownership of 20% or more of the Falconbridge Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid) (a "Flip-in Event"), then after the close of business on the tenth business day after the first date of public announcement by Falconbridge or an Acquiring Person that an Acquiring Person had become such, each SRP Right thereafter would have constituted, effective from and after the Separation Time, the right to purchase from Falconbridge, upon payment of the Exercise Price, that number of Falconbridge Shares having an aggregate market price (as defined in the Second Falconbridge Shareholder Rights Plan) equal to twice the Exercise Price (thereby effectively giving Falconbridge Shareholders the right to purchase Falconbridge Shares at a 50% discount). However, SRP Rights beneficially owned by an Acquiring Person and persons acting jointly or in concert with an Acquiring Person would have been void. The result would have been to significantly dilute the shareholdings of any such acquiror. Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights would have been evidenced by the certificates representing the associated Falconbridge Shares and would have been transferable only together with the associated Falconbridge Shares. After the Separation Time, separate certificates evidencing the SRP Rights ("Rights Certificates"), together with a disclosure statement describing the SRP Rights, would have been required to be mailed to holders of record of Falconbridge Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights would have traded separately from the Falconbridge Shares after the Separation Time.

Under the Second Falconbridge Shareholder Rights Plan, Falconbridge's board of directors had the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid, made by means of a take-over bid circular sent to all holders of Falconbridge Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver automatically constituted a waiver of the application of the plan to any other Flip-in Event made by means of a take-over bid circular to all holders of Falconbridge Shares prior to the expiry of any take-over bid for which the plan was waived or deemed to have been waived. Falconbridge's board of directors also had the right, without the prior consent of the holders of Falconbridge Shares (or the holders of SRP Rights if the Separation Time had occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of C$0.00001 per SRP Right, subject to certain adjustments. If a person had acquired Falconbridge Shares pursuant to a Permitted Bid or pursuant to a transaction for which Falconbridge's board of directors had waived the application of the Second Falconbridge Shareholder Rights Plan, then Falconbridge's board of directors would immediately upon the consummation of such acquisition have been deemed to have elected to redeem the SRP Rights at the redemption price.

Falconbridge agreed in the Inco Support Agreement that, unless required by the terms of the Second Falconbridge Shareholder Rights Plan or a final and non-appealable order of a court having jurisdiction or an order of the OSC, Falconbridge would not redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Second Falconbridge Shareholder Rights Plan without the prior written consent of Inco.

Xstrata Offer

22.8 The Xstrata Offer pursuant to the Offer Document (as amended and varied by the Variation Documents). See Part II – "Information on the Enlarged Xstrata Group – The Falconbridge Acquisition" beginning on page 161 of this document.

22.9 The following agreements entered into in connection with the debt financing of the Xstrata Offer:

Acquisition Facilities and Debt Bridge Facility

22.9.1 On 17 May 2006, Xstrata (Schweiz) AG entered into an underwriting letter (the "First Debt Underwriting Letter") with Barclays, Deutsche Bank, JPMorgan Chase and RBS (Barclays, Deutsche Bank, JPMorgan Chase and RBS together the "Debt Underwriters"). Pursuant to the First Debt Underwriting Letter, the Debt Underwriters agreed to underwrite a US$8.5 billion acquisition facilities agreement (the "First Underwritten Acquisition Facilities Agreement") and a US$3.5 billion debt bridge facility (the "First Underwritten Debt Bridge Facility Agreement"). Each of the First Underwritten Acquisition Facilities Agreement and the First Underwritten Debt Bridge Facility Agreement contained the same material terms as the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement (details of which are given below). On the same date, Xstrata and Xstrata (Schweiz) AG entered into the Equity Bridge Facility Agreement (details of which are given below).

22.9.2 Following the successful completion of the Placing, the amount of the facility underwritten pursuant to the First Underwritten Debt Bridge Facility Agreement was reduced to US$2.5 billion, and Xstrata (Schweiz) AG entered into a supplemental underwriting letter on 12 June 2006 with the Debt Underwriters to document, amongst other things, this facility reduction.

22.9.3 On 30 June 2006, as part of the syndication of the First Underwritten Acquisition Facilities Agreement, Xstrata (Schweiz) AG entered into a sub-underwriting letter with the Debt Underwriters and certain other banks and financial institutions (the "Debt Sub-Underwriters") pursuant to which the Debt Underwriters transferred certain participations in the First Underwritten Acquisition Facilities Agreement to the Debt Sub-Underwriters.

22.9.4 On 19 July 2006, in connection with the Second Increased Xstrata Offer, Xstrata (Schweiz) AG entered into an underwriting letter (the "Second Debt Underwriting Letter") with the Debt Underwriters. Pursuant to the Second Debt Underwriting Letter, the Debt Underwriters agreed to underwrite a US$9.5 billion acquisition facilities agreement and a US$2.5 billion debt bridge facility. The facility agreements underwritten pursuant to the Second Debt Underwriting Letter contained the same material terms as the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement (details of which are given below). Pursuant to the Second Debt Underwriting Letter, Xstrata (Schweiz) AG and the Debt Underwriters also agreed that the First Debt Underwriting Letter would be suspended as between Xstrata (Schweiz) AG and the Debt Underwriters until such time as the Debt Sub-Underwriters consented to the Second Increased Xstrata Offer and agreed to increase the size of the facility underwritten pursuant to the First Underwritten Acquisition Facilities Agreement to US$9.5 billion.

22.9.5 On 3 August 2006, Xstrata (Schweiz) AG entered a supplemental sub-underwriting agreement with the Debt Underwriters and the Debt Sub-Underwriters pursuant to which: (i) the Debt Sub-Underwriters and the Debt Underwiters consented to the Second Increased Xstrata Offer and agreed to increase the size of the facility underwritten pursuant to the First Underwritten Acquisition Facilities Agreement to US$ 9.5 billion; and (ii) Xstrata (Schweiz) AG and the Debt Underwriters agreed to terminate the Second Debt Underwriting Letter.

22.9.6 On 3 August 2006, Xstrata, Xstrata (Schweiz) AG and certain other subsidiaries of Xstrata entered into the Debt Bridge Facility Agreement with the Debt Underwriters and affiliates of certain of the Debt Underwriters.

The Debt Bridge Facility Agreement provides Xstrata (Schweiz) AG with a facility (the "Debt Bridge Facility") which consists of a six-month term loan facility for US$2,500,000,000 with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days.

The Debt Bridge Facility has been fully drawn for the purposes of satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer.

Interest is payable on the loans at the rate which is aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which is initially 0.40% per annum. Following the date falling six months after the date of the Debt Bridge Facility Agreement, the margin will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of the Company.

The Debt Bridge Facility Agreement contains certain mandatory prepayment events, including: (i) illegality; and (ii) a change of control of the Company.

The Debt Bridge Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from the Company and certain other members of the Former Xstrata Group in favour of the lenders of the Debt Bridge Facility, which are typical for this type of credit agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Debt Bridge Facility.

22.9.7 On 8 August 2006, Xstrata, Xstrata (Schweiz) AG and certain other subsidiaries of Xstrata entered into the Acquisition Facilities Agreement with the Debt Underwriters and the Debt Sub-Underwriters and affiliates of certain of the Debt Underwriters and the Debt Sub-Underwriters.

The Acquisition Facilities Agreement provides Xstrata (Schweiz) AG with facilities (the "Acquisition Facilities") which consist of: (i) a 36-month term loan facility for US$3,353,000,000 ("Facility A"); (ii) a 60-month-and-one-day term loan facility for US$1,117,000,000 ("Facility B"); (iii) a 60-month revolving loan facility for US$3,353,000,000 ("Facility C"); and (iv) a 364-day term loan facility for US$1,677,000,000 with the ability to extend (at Xstrata (Schweiz) AG's option) by 364 days ("Facility D").

The Acquisition Facilities have been drawn in part for the purposes of: (i) satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer; and (ii) the refinancing of the First Facility and the Cerrejón Bridge Facility (details of which are given below).

The remainder of the Acquisition Facilities are available for: (i) financing or refinancing the consideration payable to holders of options to acquire shares in Falconbridge; (ii) paying all costs, fees and expenses (and taxes on them) and all stamp duty, registration and other similar taxes incurred by or on behalf of the Company in connection with the Xstrata Offer, the Acquisition Facilities and the Debt Bridge Facility; (iii) the refinancing of certain existing financial indebtedness of and preferred shares in the Falconbridge Group; and (iv) general corporate purposes of the Enlarged Xstrata Group.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which in respect of Facility A is initially 0.60% per annum, in respect of Facility B is initially 0.70% per annum, in respect of Facility C is initially 0.70% per annum and in respect of Facility D is initially 0.50% per annum. Following the date falling six months after the date of the Acquisition Facilities Agreement, the margin in respect of each facility will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of the Company.

Commitment fees are also payable from (and including) the date of the Acquisition Facilities Agreement to (and including): (i) in the case of Facility A, Facility B and Facility D, the date which is six months after the date of the Acquisition Facilities Agreement; and (ii) in the case of Facility C, the date which is 59 months after the date of the Acquisition Facilities Agreement. They are a percentage rate per annum on the day to day basis equal to: (i) 35% of the applicable margin on the undrawn amount of each of Facility A, Facility B, and Facility C; and (ii) 30% of the applicable margin on the undrawn amount of Facility D.

The Acquisition Facilities Agreement contains certain mandatory prepayment events, including: (i) illegality; and (ii) a change of control of the Company.

The Acquisition Facilities Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from the Company and certain other members of the Former Xstrata Group in favour of the lenders of the Acquisition Facilities, which are typical for this type of credit agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Acquisition Facilities.

Equity Bridge Facility

22.9.8 The Equity Bridge Facility Agreement dated 17 May 2006 between, amongst others, Xstrata (Schweiz) AG, Deutsche Bank and JPMorgan Chase (Deutsche Bank and JPMorgan Chase together the "Equity Bridge Facility Lenders") (as amended by an amendment letter dated 3 August 2006 between Xstrata (Schweiz) AG and Deutsche Bank as Facility Agent under the Equity Bridge Facility Agreement).

The Equity Bridge Facility Agreement provides Xstrata (Schweiz) AG with a term loan facility for US$7.0 billion due on the earlier of: (i) six months after initial utilisation; and (ii) 15 May 2007 (the "Equity Bridge Facility").

The Equity Bridge Facility has been fully drawn for the purposes of satisfying the consideration payable by Xstrata Canada for the entire issued share capital of Falconbridge pursuant to the Xstrata Offer.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which is initially 0.40% per annum. Following the date falling six months after the date on which the Equity Bridge Facility Agreement was signed, the margin will be adjusted from time to time in accordance with a ratchet grid based on the credit rating of the Company.

The Equity Bridge Facility Agreement contains certain mandatory prepayment events, including: (i) illegality; (ii) fundraising; and (iii) a change of control of the Company.

The Equity Bridge Facility Agreement contains representations, warranties and undertakings (including financial condition covenants and undertakings) and contains a guarantee from the Company and certain other members of the Former Xstrata Group in favour of the lenders of the Equity Bridge Facility, which are typical for this type of credit agreement. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Equity Bridge Facility.

The Equity Bridge Facility is fully subordinated to the Acquisition Facilities and the Debt Bridge Facility such that the Equity Bridge Facility Lenders cannot enforce their rights to repayment or prepayment while either of the Acquisition Facilities or the Debt Bridge Facility remains outstanding. The only circumstance in which the Equity Bridge Facility may be repaid ahead of the Acquisition Facilities and the Debt Bridge Facility without the consent of the Acquisition Facilities Lenders and the Debt Bridge Facility Lenders is where the Company uses the Equity Refinancing Amount.

Xstrata intends to use the net proceeds of the Rights Issue to repay in part the Equity Bridge Facility in accordance with its obligations under the Standby Equity Underwriting Letter.

Placing Agreement

22.10 A placing agreement dated 17 May 2006 (the "Placing Agreement") between Xstrata, Batiss, Xstrata Capital (Xstrata Capital and Batiss together, the "Sellers"), Deutsche Bank, JPMorgan Cazenove and JPMSL relating to a placing of 61,994,320 Ordinary Shares.

Under the Placing Agreement, each of Deutsche Bank and JPMorgan Cazenove (each in its capacity as a "Manager") severally agreed, conditionally on, amongst other things, the 32,543,344 new Ordinary Shares to be issued pursuant to the Placing Agreement (the "New Placing Shares") being admitted to the Official List, admission to trading on the London Stock Exchange becoming effective and the commencement of dealings in the New Placing Shares on the SWX ("Admission"), and in reliance on the representations, warranties and undertakings set out in the Placing Agreement, as agent of Xstrata to use their respective reasonable endeavours to procure placees to take up the New Placing Shares at the placing price (as set out in Xstrata's and the Sellers' respective terms of sale) upon and subject to the terms and conditions of the announcement giving details of the Placing, and, subject to their having procured placees to take up the New Placing Shares, as agent of the Sellers to use their respective reasonable endeavours to procure placees to take up the

29,450,976 Ordinary Shares owned by Batiss to be sold pursuant to the Placing Agreement at the direction of Xstrata Capital (the "Batiss Placing Shares").

Under the Placing Agreement, Xstrata agreed to pay to Deutsche Bank and JPMorgan Cazenove, in aggregate, 2.00% of the proceeds of the placing of the New Placing Shares in underwriting commissions, and up to 0.75% of the proceeds of the placing of the New Placing Shares in fees.

Under the Placing Agreement, Batiss also agreed to pay to Deutsche Bank and JPMorgan Cazenove, in aggregate, 2.00% of the proceeds of the placing of the Batiss Placing Shares in underwriting commissions, and up to 0.75% of the proceeds of the placing of the Batiss Placing Shares in fees.

In accordance with an agreement dated 24 February 2003 between Batiss and Xstrata Capital in connection with the ECMP, Xstrata Capital exercised its rights to require Batiss to transfer the Batiss Placing Shares in connection with the Placing, with Xstrata Capital retaining the net proceeds from such transfer in return for the redemption of one redeemable preference share in Batiss held by Xstrata Capital for each Batiss Placing Share transferred.

Xstrata also agreed under the Placing Agreement to bear its own costs and expenses, and to pay the costs and expenses of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them), of, or in connection with, or incidental to, the bookbuilding process (the "Bookbuild") to be conducted by Deutsche Bank and JPMorgan Cazenove to arrange participation by placees in the Placing to be effected by Deutsche Bank and JPMorgan Cazenove pursuant to the Placing Agreement to the extent that the Bookbuild related to the New Placing Shares, the placing of the New Placing Shares, and any other matter or arrangement contemplated by, or incidental to, the placing of the New Placing Shares. The agreement included (without limitation) the costs and expenses of, and incidental to, the applications to the FSA, to the London Stock Exchange and the SWX for Admission, the fees payable to the FSA, the London Stock Exchange and the registrars, all accountancy, legal, professional and other expenses of Xstrata and of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them) incurred in connection with the placing of the New Placing Shares and Admission (including, where applicable, any irrecoverable amount in respect of VAT), and the costs of printing, advertising and circulating the documents in connection with the Bookbuild to the extent that it related to the New Placing Shares, the placing of the New Placing Shares, the allotment and issue of the New Placing Shares, and any other matter or arrangement contemplated by, or incidental to, the placing of the New Placing Shares.

Xstrata Capital agreed under the Placing Agreement to bear its own costs and expenses and those of Batiss, and to pay the costs and expenses of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them), of, or in connection with, or incidental to, the Bookbuild to the extent that the Bookbuild related to the Batiss Placing Shares, the placing of the Batiss Placing Shares, and any other matter or arrangement contemplated by, or incidental to, the placing of the Batiss Placing Shares. The agreement included (without limitation) the fees payable to the registrars, all accountancy, legal, professional and other expenses of the Sellers and of Deutsche Bank, JPMorgan Cazenove and JPMSL (or any of them) incurred in connection with the placing of the Batiss Placing Shares, and the costs of printing, advertising and circulating the documents in connection with the Bookbuild to the extent that it related to the Batiss Placing Shares, the placing of the Batiss Placing Shares and any other matter or arrangement contemplated by, or incidental to, the placing of the Batiss Placing Shares.

The Placing Agreement contains certain customary representations, warranties, undertakings, covenants and indemnities given by Xstrata in favour of Deutsche Bank, JPMorgan Cazenove and JPMSL.

Standby Equity Underwriting Letter

22.11 Pursuant to an agreement entered into between Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL on 17 May 2006 (the "Standby Equity Underwriting Letter"), Deutsche Bank and JPMSL have irrevocably undertaken, severally, and not jointly or jointly and severally, to underwrite, each as to 50%, one or more equity offerings by Xstrata (and/or, subject to the approval of Deutsche Bank and JPMorgan Cazenove, such approval not to be unreasonably withheld or delayed, by one or more directly or indirectly owned subsidiaries of Xstrata) to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Equity Refinancing Amount"). The net proceeds raised by way of such equity offering(s), which include the Rights Issue, will be used first to pay or repay amounts outstanding under the Equity Bridge Facility Agreement.

Under the Standby Equity Underwriting Letter, Xstrata undertakes to effect one or more equity offerings, by itself or by one or more directly or indirectly owned subsidiaries as aforesaid, to pay or repay the Equity Refinancing Amount by the termination date of the Equity Bridge Facility Agreement (being six months after initial utilisation of the Equity Bridge Facility) (the "Termination Date") at such price as is determined by Xstrata, Deutsche Bank and JPMorgan Cazenove as described in paragraph (ii) below. Xstrata has agreed to undertake a rights issue underwritten by Deutsche Bank and JPMSL of such number of Ordinary Shares as is necessary to pay or repay the Equity Refinancing Amount by the Termination Date to the extent that the Equity Refinancing Amount has not already been paid or repaid.

Xstrata intends to use the net proceeds of the Rights Issue to repay in part the Equity Bridge Facility in accordance with its obligations under the Standby Equity Underwriting Letter.

The Standby Equity Underwriting Letter also contains, amongst others, the following provisions:

(i) unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unreasonably withheld or delayed), determines otherwise, the Equity Refinancing Amount will be raised by way of an underwritten rights issue of Ordinary Shares to existing Shareholders. Xstrata may, however, with the prior approval of Deutsche Bank and JPMorgan Cazenove (such approval not to be unresonably withheld or delayed), elect to raise the Equity Refinancing Amount through any one or more of the following:

   (A) an underwritten rights issue of Ordinary Shares or convertible unsecured loan stock ("Stock Units") or other securities to existing Shareholders (an "Agreed Rights Issue");

   (B) an underwritten non-pre-emptive cash placing of Ordinary Shares ("Cash Placing");

   (C) an underwritten non-pre-emptive cash placing of Ordinary Shares owned by Batiss ("Batiss Placing"); and/or

   (D) such other method as Xstrata, Deutsche Bank and JPMorgan Cazenove may agree;

(ii) Deutsche Bank, JPMorgan Cazenove, JPMSL and Xstrata have agreed that the issue price of any Ordinary Shares, Stock Units or other securities, as the case may be, proposed to be issued in connection with any Agreed Rights Issue, Cash Placing and/or Batiss Placing will be determined by Xstrata, Deutsche Bank and JPMorgan Cazenove at the time the relevant equity offering is launched acting reasonably and in good faith in the light of the then prevailing market conditions, any relevant Listing Rules requirements and/or Investor Protection Committee Guidelines, the market price of an Ordinary Share immediately prior to launch and, in the case of an Agreed Rights Issue, customary discounts to market price, but in any event the issue price will not be: (A) less than the pounds sterling equivalent of US$0.50 per new Ordinary Share; or (B) in the case of Stock Units, a price which would, upon conversion of any Stock Units, result in Ordinary Shares being issued at a discount to their nominal value. The Issue Price of the Rights Issue was determined in accordance with these provisions;

(iii) Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL have undertaken to negotiate reasonably and in good faith the terms and conditions of any underwriting agreement to be entered into in connection with any equity offering by Xstrata (and/or by one or more directly or indirectly owned subsidiaries of Xstrata) to raise some or all of the Equity Refinancing Amount (each an "Agreed Underwriting Agreement"). In addition, Xstrata, Deutsche Bank, JPMorgan Cazenove and JPMSL have agreed that the terms and conditions of any Agreed Underwriting Agreement will be customary for the type of equity offering it relates to, including, for example, the inclusion of an obligation for Xstrata to prepare a prospectus (if necessary), the provision of standard warranties by Xstrata and comfort letters in respect of any prospectus, customary indemnities in favour of Deutsche Bank, JPMorgan Cazenove and JPMSL, the obtaining of irrevocable undertakings (if any), customary conditions and termination provisions and customary force majeure provisions, if any. The Underwriting Agreement in respect of the Rights Issue was entered into in accordance with these provisions;

(iv) Xstrata has undertaken that until any amounts drawn down under the Equity Bridge Facility Agreement are repaid neither Xstrata nor any subsidiary of Xstrata will undertake any rights issue, placing or other form of capital markets fund raising which is not managed by Deutsche Bank and JPMorgan Cazenove or underwritten by Deutsche Bank and JPMSL without Deutsche Bank and JPMorgan Cazenove's prior written consent (the "Undertaking"). Notwithstanding

the above, if the board of directors of Xstrata (the "Xstrata Board") believes that Deutsche Bank, JPMorgan Cazenove and/or JPMSL:

(A) are not acting reasonably and in good faith or in accordance with the provisions described in paragraph (ii) above in relation to the setting of the issue price of any Ordinary Shares or Stock Units, as the case may be, proposed to be issued in connection with any Agreed Rights Issue; and/or

(B) are not negotiating reasonably and in good faith the terms and conditions of any Agreed Underwriting Agreement in accordance with the provisions described in paragraph (iii) above,

Xstrata will notify Deutsche Bank, JPMSL and JPMorgan Cazenove in writing of the Xstrata Board's belief and may then seek to agree a higher issue price (the "Third Party Issue Price") and/or terms and conditions more favourable than those being offered by Deutsche Bank and JPMSL (the "Third Party Terms"), with a third party or third parties. If Xstrata is successful it will notify Deutsche Bank, JPMSL and JPMorgan Cazenove of that Third Party Issue Price and/or those Third Party Terms. If within 48 hours from receipt of such notice Deutsche Bank, JPMSL and JPMorgan Cazenove have not confirmed their irrevocable agreement to manage and underwrite the Agreed Rights Issue, Cash Placing and/or Batiss Placing, as the case may be, at that Third Party Issue Price and/or to enter into an Agreed Underwriting Agreement on terms no less favourable to Xstrata (or the relevant subsidiary of Xstrata) than the Third Party Terms, then the undertaking described in this paragraph (iv) shall cease to apply provided that the third party or third parties who has or have offered the Third Party Issue Price or the Third Party Terms has or have first offered to take a transfer of all of the rights and obligations of the lending banks and other relevant finance parties at par under the Equity Bridge Facility Agreement. The Rights Issue complies with the provisions described in this paragraph (iv) and Xstrata entered into the Underwriting Agreement in respect of the Rights Issue without any notification to Deutsche Bank, JPMSL and JPMorgan Cazenove in the terms described above;

(v) in consideration of Deutsche Bank, JPMorgan Cazenove and JPMSL entering into the Standby Equity Underwriting Letter, Xstrata agreed to pay (or procure that the same are paid) in aggregate to Deutsche Bank and JPMorgan Cazenove a standby equity underwriting fee of up to 1.00% of US$7.0 billion (including VAT, if applicable) and an equity structuring fee of up to US$15,000,000 (including VAT, if applicable); and

(vi) in addition to the fees payable as described in paragraph (v) above, if some or all of the Equity Refinancing Amount is raised through an Agreed Rights Issue (including the Rights Issue), Xstrata has agreed to pay (or procure that the same are paid) in aggregate to Deustche Bank JPMorgan Cazenove:

(A) aggregate commissions of between 0.75% and 2.00% of the aggregate value of the price at which Deutsche Bank and JPMSL underwrite the Agreed Rights Issue ("Underwritten Price") of the maximum number of underwritten securities; and

(B) an additional 0.125% of the aggregate value at the Underwritten Price of the maximum number of underwritten securities for each additional seven full days or part thereof following the initial period of 30 days from the date the final terms of the Agreed Rights Issue are publicly announced up to and including the second business day after the closing date of the Agreed Rights Issue, or, if earlier, the date when the obligations of Deutsche Bank, JPMorgan Cazenove and JPMSL in respect of the Agreed Rights Issue are terminated, lapse or cease to be capable of becoming unconditional.

If a third party or third parties has or have acquired the lending banks' rights and obligations under the Equity Bridge Facility Agreement in accordance with the provisions described in paragraph (iv) above, Deutsche Bank, JPMSL and JPMorgan Cazenove will cease to have any obligations under the Standby Equity Underwriting Letter upon giving written notice to Xstrata.

Tintaya Acquisition sale and purchase agreement

22.12 A sale and purchase agreement dated 15 May 2006 between Xstrata Peru S.A. ("Xstrata Peru") and BHP Peru Holdings Inc. and Global BHP Copper Ltd (the "Tintaya Vendors"), pursuant to which Xstrata Peru conditionally agreed to purchase and the Tintaya Vendors conditionally agreed to sell all of the Tintaya Vendors' shares in BHP Billiton Tintaya S.A. (subsequently renamed Xstrata Tintaya S.A.,"Tintaya"), representing 99.981% of Tintaya's issued and outstanding shares.

Under the agreement, Xstrata Peru or another Former Xstrata Group entity in addition agreed to purchase the rights and obligations of BHP Finance (International) Inc. as lender under a loan to Tintaya. The total payment for the shares and loan was US$750 million, subject to adjustment for pre-closing changes in Tintaya's net working capital. The acquisition price comprised an initial cash consideration of US$634 million in respect of the shares being acquired and the assumption of US$116 million of debt.

An agreed price participation arrangement based on prevailing copper prices upon completion of the transaction resulted in further deferred cash payments to the Tintaya Vendors totalling US$25 million having to be paid during the 18 months from January 2007 to June 2008.

Two further conditional deferred payments of US$25 million each in cash may also be payable to the Tintaya Vendors. The first such amount will be payable in July 2009 if the LME copper price exceeds certain levels from July 2008 to June 2009. The second amount will be payable if either of the Antapaccay or Coroccohuayco satellite deposits are developed prior to 2020.

The deferred payments are guaranteed by Xstrata Holdings.

Under the agreement, Xstrata Peru made customary representations and warranties, about its authority to enter into the transaction, its ability to pay and certain related matters, and customary covenants covering the period after closing, including that within 60 days after closing Xstrata Peru will offer to purchase minority shareholders' shares in Tintaya on substantially the same terms on a price per share basis as those given to the Tintaya Vendors.

Xstrata Peru has agreed to indemnify the Tintaya Vendors for any direct losses arising out of a breach of any of Xstrata Peru's representations and warranties or covenants or for fraud by Xstrata Peru in connection with the agreement or Xstrata Peru's ancillary documents.

The Tintaya Acquisition completed on 21 June 2006.

Cerrejón Bridge Facility Agreement

22.13 The Cerrejón Bridge Facility Agreement dated 8 May 2006 between, amongst others, Xstrata (Schweiz) AG, Barclays, Deutsche Bank, JPMorgan Chase and RBS (Barclays, Deutsche Bank, JPMorgan Chase and RBS together the "Cerrejón Bridge Facility Lenders").

The Cerrejón Bridge Facility Agreement provided Xstrata (Schweiz) AG with a 364 day revolving credit facility for US$2,500,000,000 with a term out extension option for an additional 364 days (the "Cerrejón Bridge Facility").

The Cerrejón Bridge Facility was utilised by the Former Xstrata Group for general corporate purposes and to fund the Cerrejón Acquisition.

Interest was payable on the loans at the rate which was the aggregate of: (i) LIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to borrowers); and (iii) the relevant margin, which was 0.40% per annum.

A commitment fee was also payable at a percentage rate per annum on the day-to-day basis equal to 0.10% per annum on the undrawn amount of the Cerrejón Bridge Facility.

The Cerrejón Bridge Facility Agreement included certain mandatory prepayment events, including: (i) illegality; (ii) fundraising; and (iii) a change of control of Xstrata.

The Cerrejón Bridge Facility Agreement contained representations, warranties and undertakings (including financial condition covenants and undertakings requiring the provision of a guarantee from Xstrata and certain other members of the Former Xstrata Group) in favour of the lenders of the Cerrejón Bridge Facility which were typical for this type of credit agreement. It also contained customary events of default upon occurrence of which the lenders were entitled to terminate and demand repayment of the Cerrejón Bridge Facility.

The Company prepaid and cancelled the Cerrejón Bridge Facility using funds made available to it pursuant to the Acquisition Facilities Agreement. Members of the Enlarged Xstrata Group no longer have the right to borrow, nor the lenders any obligation to lend, funds pursuant to the Cerrejón Bridge Facility Agreement.

Cerrejón Acquisition Agreement

22.14 The Cerrejón Acquisition Agreement, being a sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition, pursuant to which the Cerrejón Purchasers purchased, and the Cerrejón Vendors sold, and procured the transfer of, the entire issued share capital of the Cerrejón Xstrata Group Companies and the share held by a Glencore nominee in one of the Cerrejón Operating Companies. The Cerrejón Xstrata Group Companies collectively hold a 33⅓% interest in each of the Cerrejón Operating Companies.

The aggregate consideration payable by the Cerrejón Purchasers to the Cerrejón Vendors under the Cerrejón Acquisition Agreement was US$1,712 million, which included an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at 1 January 2006 (the "Effective Date") over the Cerrejón Purchasers' target net asset value of the Cerrejón Business. The Cerrejón Purchasers also paid to the Cerrejón Vendors interest on the purchase price from the Effective Date to closing on 12 May 2006 ("Closing") at LIBOR plus 0.75%. The purchase price was not subject to further adjustments for the working capital, debt or cash position of the Cerrejón Business at Closing. The Cerrejón Vendors' share of profits and losses of the Cerrejón Business from the Effective Date to Closing was for the account of the Cerrejón Purchasers.

The Cerrejón Acquisition Agreement contained further provisions, customary for a transaction of that nature, to ensure that the economic effect of the transaction was a sale and purchase of the Cerrejón Business as of the Effective Date. Under these provisions, any leakage of value from the Cerrejón Target Companies or the Cerrejón Operating Companies to the Cerrejón Vendors (for example, any dividend paid by a Cerrejón Target Company to the Cerrejón Vendors) between the Effective Date and Closing was for the account of the Cerrejón Vendors on a US dollar for US dollar basis. To the extent that any such leakage occurred and the amount was agreed between the Cerrejón Purchasers and the Cerrejón Vendors prior to Closing, the relevant amount would be deducted from the purchase price. Conversely, any capital injection by the Cerrejón Vendors into the Cerrejón Target Companies or the Cerrejón Operating Companies (for example, any capital expenditure by the Cerrejón Vendors or the Cerrejón Operating Companies) between the Effective Date and Closing was for the account of the Cerrejón Purchasers on a US dollar for US dollar basis. To the extent that any such capital injection occurred and the amount was agreed between the Cerrejón Purchasers and the Cerrejón Vendors prior to Closing, the relevant amount would be added to the purchase price.

Under the Cerrejón Acquisition Agreement the Cerrejón Vendors gave certain warranties to the Cerrejón Purchasers concerning constitutional details, accounts, financial matters, mining interests and contracts of the Cerrejón Target Companies and the Cerrejón Operating Companies.

The Cerrejón Vendors have no liability for a breach of any warranty or any claim under the tax covenant (as described below and except in relation to a claim for unpaid 2002 income tax) unless any individual claim exceeds US$100,000 and unless all claims, in aggregate, exceed US$2 million. The maximum liability of the Cerrejón Vendors for all breaches of the warranties and for all claims under the tax covenant (as described below) is the purchase price. These limitations do not apply to any claims under the non-tax indemnities described below.

As is customary for a transaction of this nature, the Cerrejón Vendors agreed in a tax covenant to indemnify the Cerrejón Purchasers in respect of certain taxation liabilities of the Cerrejón Target Companies and one third of certain taxation liabilities of the Cerrejón Operating Companies, which in each case are attributable to the period up to the Effective Date, including in relation to a claim for unpaid 2002 income tax and certain claims relating to stamp tax and VAT. The Cerrejón Vendors shall have no liability under the indemnity for unpaid 2002 income tax unless the amount claimed by the Cerrejón Purchasers exceeds US$3.5 million.

The Cerrejón Vendors have also agreed to indemnify the Cerrejón Purchasers against: (i) certain claims for unpaid mining royalties; (ii) claims relating to the privatisation of Cerrejón Zona Norte and its successors; and (iii) certain environmental and health claims by the inhabitants of certain areas where Cerrejón operates. The Cerrejón Vendors have no liability in respect of these claims unless the amount of the liability of the Cerrejón Vendors exceeds US$2 million.

ARM Coal agreements

22.15 The following agreements, each dated 27 February 2006 except for the preference share subscription agreement described in paragraph (vi) below which is currently being finalised following the exercise of the option referred to in paragraph (iii) below (the "Second Preference Share Subscription Agreement"), in connection with the agreement of the Former Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company called ARM Coal, with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets, as described in Part I – "Financial Information and Operating and Financial Information Relating to the Former Xstrata Group and the Falconbridge Group – B. Operating and financial review relating to the Former Xstrata Group - Recent significant developments":

(i) an ordinary share subscription and shareholders' agreement (the "Ordinary Share Subscription and Shareholders' Agreement") between ARM, Xstrata (Schweiz) AG and Lexshell 676 Investments (Proprietary) Limited (the latter renamed ARM Coal (Proprietary) Limited) ("ARM Coal"), under which ARM and Xstrata (Schweiz) AG agreed to subscribe for ordinary shares in ARM Coal;

(ii) a preference share subscription and shareholders' agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal agreed to subscribe for preference shares in Xstrata South Africa using the proceeds received from ARM and Xstrata (Schweiz) AG for ordinary shares in ARM Coal under the Ordinary Share Subscription and Shareholders' Agreement;

(iii) an option agreement between Xstrata South Africa, ARM, ARM Coal and Xstrata (Schweiz) AG under which Xstrata South Africa agreed to grant ARM an option to subscribe for further preference shares in Xstrata South Africa to increase its participation by up to a further 10%. ARM exercised this option in full in August 2006 and accordingly will enter into the Second Preference Share Subscription Agreement;

(iv) a notarial joint venture agreement between Xstrata South Africa and ARM Coal in relation to the establishment of an unincorporated mining joint venture at Goedgevonden between Xstrata South Africa and ARM Coal (the "Goedgevonden Project");

(v) a facility agreement between Xstrata South Africa and ARM Coal under which Xstrata South Africa agreed to provide debt funding to ARM Coal of ZAR765,000,000 (approximately US$117.6 million) in order for ARM Coal to acquire a 51% interest in the Goedgevonden Project and up to ZAR1,200,000,000 (approximately US$184.5 million) in order for ARM Coal to make its contributions to the Goedgevonden Project during the feasibility phase and development phase of the Goedgevonden Project; and

(vi) the Second Preference Share Subscription Agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal will agree to subscribe for preference shares in Xstrata South Africa for a cash consideration of ZAR400 million (approximately US$51.7 million).

XK Platinum Partnership agreements

22.16 A notarial sale and partnership agreement dated 22 February 2006 (the "Sale and Partnership Agreement") between Xstrata South Africa, Kagiso Platinum Venture (Proprietary) Limited ("KPV"), Rustenburg Platinum Mines Limited ("RPM") and Kagiso Trust Investments (Proprietary) Limited ("Kagiso"), in relation to the formation of a black economic empowerment partnership with Kagiso, through the special purpose vehicle KPV, (the "XK Platinum Partnership") in respect of the Former Xstrata Group's former 50% interest in the Mototolo Joint Venture as described in Part I – "Financial Information and Operating and Financial Information Relating to the Former Xstrata Group and the Falconbridge Group – B. Operating and financial review relating to the Former Xstrata Group – Acquisitions, disposals and discontinued operations – Acquisitions and disposals" and paragraph 22.24 of this Part VIII.

Pursuant to the terms of the Sale and Partnership Agreement:

(i) the parties to the Sale and Partnership Agreement together with Mototolo Holdings (Proprietary) Limited ("MH") entered into a third addendum dated 22 February 2006 to the Mototolo Joint Venture Agreement dated 12 July 2005 between RPM, Xstrata South Africa and MH (as previously amended by a first addendum dated 30 August 2005 and a second addendum dated 22 September 2005) (the "Mototolo Joint Venture Agreement") in terms of which the XK

Platinum Partnership has become a party to the Mototolo Joint Venture Agreement and assumed most of the rights and obligations of Xstrata South Africa; and

(ii) Xstrata South Africa, KPV, RPM and MH entered into an addendum dated 22 February 2006 to the shareholders' agreement dated 12 July 2005 between Xstrata South Africa and RPM as co-shareholders in MH, recognising the admission of KPV as a shareholder in MH.

In order to facilitate Kagiso's fundraising in relation to the Mototolo Joint Venture, Xstrata South Africa and Investec Bank Limited ("Investec") entered into a guarantee agreement dated 23 March 2006 (the "Guarantee Agreement"). Under the Guarantee Agreement, as security for certain of the obligations and responsibilities of KPV towards Investec in terms of a project loan facility agreement between KPV and Investec (the "PLF Agreement"), Xstrata South Africa has provided an on demand guarantee of the performance by KPV of the obligations of KPV to Investec under the PLF Agreement, limited to an amount of ZAR100 million (approximately US$12.9 million), until the technical completion date of the Mototolo Joint Venture project.

Xstrata South Africa, Investec and KPV also entered into a subordination agreement dated 23 March 2006, pursuant to which Xstrata South Africa agreed to subordinate certain of its claims against KPV in connection with Mototolo Joint Venture agreements in favour of and for the benefit of Investec's claims against KPV under the PLF Agreement.

Xstrata South Africa, RPM, MH, Investec, KPV and Kagiso also entered into a lender-sponsor agreement dated 29 March 2006 primarily to regulate the manner in which Investec will realise security, including ahead of any claims of Xstrata South Africa subject to the terms of the agreement, upon a default of the terms of the PLF Agreement and where KPV is in breach of certain of the provisions of the Sale and Partnership Agreement.

Inco Support Agreement
22.17 A support agreement (the "Inco Support Agreement") dated 10 October 2005 (as amended by amendment agreements dated 12 January 2006, 20 February 2006, 21 March 2006, 13 May 2006, 25 June 2006 and 16 July 2006) between Inco and Falconbridge with respect to the Inco Offer.

The Inco Support Agreement was terminated after Inco advised Falconbridge on 28 July 2006 that Inco had received less than 50.01% of the then outstanding Falconbridge Shares under the Inco Offer, that the Inco Offer had therefore not succeeded and that Inco had elected not to extend the Inco Offer. As a result, under the Inco Support Agreement a payment of US$150 million was paid by Falconbridge to Inco on 1 August 2006 and, following completion of the Xstrata Offer, a further US$300 million was paid by Falconbridge to Inco on 16 August 2006.

Falconbridge agreed in the Inco Support Agreement that, promptly upon the purchase by Inco of such number of Falconbridge Shares which represents at least a majority of the outstanding Falconbridge Shares, Inco would be entitled to designate such number of members of the Falconbridge board of directors, and any committees thereof, as would have been proportionate to the percentage of the outstanding Falconbridge Shares owned by Inco (the time of such election or appointment of such directors being the "Effective Time").

The Inco Support Agreement contained a number of customary representations and warranties of Inco and Falconbridge, and each of Falconbridge and Inco also agreed in the Inco Support Agreement to a number of mutual covenants.

Falconbridge agreed in the Inco Support Agreement that, prior to the earlier of the time of the appointment or election to its board of directors of persons designated by Inco who represented a majority of the directors of Falconbridge and the termination of the Inco Support Agreement, Falconbridge would, and would cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and not undertake certain types of restricted activities unless Inco otherwise agreed in writing.

Falconbridge agreed that if the Inco Offer were not, or ceased to qualify as, a Permitted Bid, Falconbridge would immediately defer the separation time of the SRP Rights in respect of the Inco Offer and continue to defer separation of the SRP Rights with respect to the Inco Offer. Falconbridge further agreed that, immediately prior to the expiry time of the Inco Offer (the "Inco Expiry Time"), it would waive or suspend the operation of or otherwise render the Second

Falconbridge Shareholder Rights Plan inoperative against the Inco Offer, any compulsory acquisition and any subsequent acquisition transaction.

The Inco Support Agreement also provided that if Inco acquired not less than 50.01% of the outstanding Falconbridge Shares (on a fully-diluted basis) no later than 10 days after the Inco Expiry Time, Falconbridge would, at the request of Inco, promptly take all necessary steps to redeem all of its outstanding junior preference shares (Series 1, 2 and 3) and any other class of preference shares, or any outstanding convertible debentures.

The Inco Support Agreement also contained certain "non-solicitation" provisions pursuant to which Falconbridge agreed that it would not, directly or indirectly: (i) take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Falconbridge Shares pursuant to the Inco Offer; (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal, provided that Falconbridge was permitted to advise any person making an unsolicited acquisition proposal that such acquisition proposal did not constitute a superior proposal when Falconbridge's board of directors had so determined; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Inco, the approval or recommendation of Falconbridge's board of directors or any committee thereof of the Inco Support Agreement or the Inco Offer; (iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any acquisition proposal; or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principal, agreement, arrangement or undertaking related to any acquisition proposal.

The Inco Support Agreement provided that, notwithstanding the foregoing restrictions, the board of directors of Falconbridge was permitted, subject to certain requirements, to: (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Inco the approval or recommendation of the Inco Offer; or (ii) engage in discussions or negotiations with, or provide information pursuant to the Inco Support Agreement to, any person in response to an acquisition proposal by any such person, only if it had received an unsolicited bona fide written acquisition proposal from such person and such acquisition proposal constituted a superior proposal.

The Inco Support Agreement defined a "superior proposal" as an unsolicited bona fide acquisition proposal made by a third party to Falconbridge in writing after 10 October 2005: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalisation, liquidation, winding-up or similar transaction, all of the Falconbridge Shares and offering or making available the same consideration in form and amount per Falconbridge Share to be purchased or otherwise acquired; (ii) that was reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory (including competition/ antitrust approvals in the United States and Canada and Investment Canada Act approval) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal had been demonstrated to the satisfaction of the board of directors of Falconbridge, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), would be obtained; (iv) which was not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Falconbridge or any subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access was afforded to the third party making the acquisition proposal (provided, however, that the foregoing would not restrict the ability of such third party to continue to review information provided to it by Falconbridge during such three day period); (v) which was offered or made available to all Falconbridge Shareholders in Canada and the United States; (vi) in respect of which the board of directors of Falconbridge determined in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Falconbridge Shareholders would have been inconsistent with its fiduciary duties and (y) the acquisition proposal would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), have resulted in a transaction more favourable to Falconbridge Shareholders from a financial point of view than the Inco Offer (including any adjustment to the terms and conditions of the Inco Offer pursuant to the Inco Support Agreement, and taking into account the long-term value and anticipated synergies anticipated to be realised as a result of the combination of Inco and Falconbridge); and (vii) that, subject to compliance with the requirements of Inco Support Agreement, the board of directors of Falconbridge had determined to recommend to Falconbridge Shareholders.

From and after the date of the Inco Support Agreement until its termination, Falconbridge was obliged to notify Inco of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an acquisition proposal, any

request for discussions or negotiations, any request for representation on the board of directors of Falconbridge or any request for non-public information relating to Falconbridge or any subsidiary or material joint venture or material mineral property of which Falconbridge's directors, officers, representative or agents were or became aware, or any amendments to the foregoing.

Falconbridge was not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Inco Support Agreement) unless: (i) the acquisition proposal constituted a superior proposal; (ii) Falconbridge had complied with the non-solicitation restrictions in the Inco Support Agreement; (iii) Falconbridge had provided Inco with notice in writing that there was a superior proposal together with all documentation related to and detailing the superior proposal at least seven business days prior to the date on which the board of directors of Falconbridge proposed to accept, approve, recommend or to enter into any agreement relating to such superior proposal; (iv) ten business days had elapsed from the later of the date Inco received notice of Falconbridge's proposed determination to accept, approve, recommend or to enter into any agreement relating to such superior proposal, and the date Inco received a copy of the written proposal in respect of the acquisition proposal and, if Inco had proposed to amend the terms of the Inco Offer in accordance with the Inco Support Agreement, the board of directors of Falconbridge (after receiving advice from its financial advisors and outside legal counsel) had determined in good faith that the acquisition proposal was a superior proposal compared to the proposed amendment to the terms of the Inco Offer by Inco; (v) Falconbridge concurrently terminated the Inco Support Agreement in accordance with its terms; and (vi) Falconbridge had previously paid, or concurrently paid, to Inco the Falconbridge termination payment as described below.

Pursuant to the Inco Support Agreement, Falconbridge agreed that, during the ten day business period referred to above or such longer period as Falconbridge may have approved for such purpose, Inco had the opportunity, but not the obligation, to propose to amend the terms of the Inco Offer. The board of directors of Falconbridge was obliged to review any proposal by Inco to amend the terms of the Inco Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco's proposal to amend the Inco Offer resulted in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Inco Offer.

The Inco Support Agreement could be terminated at any time prior to the Effective Time in a number of circumstances. Falconbridge was required to pay US$450 million to Inco following termination of the Inco Support Agreement in certain specified circumstances, including where the Inco Support Agreement was terminated by Falconbridge because Falconbridge proposed to enter into a definitive agreement with respect to a superior proposal in compliance with the provisions of the Inco Support Agreement. Falconbridge was not required to pay US$450 million in such case if certain requirements were met, including that such termination arose solely as a result of a material adverse change in respect of Inco which had occurred since the date of the Inco Support Agreement and the board of directors of Falconbridge had determined in good faith that a material adverse change in Inco had occurred since the date of the Inco Support Agreement and that the failure to change the Falconbridge board's recommendation, or refusal to reaffirm such recommendation, would have been inconsistent with its fiduciary duties.

Falconbridge was obliged to pay US$40 million to Inco if the Inco Support Agreement was terminated by Inco because Falconbridge had been in default of any covenants or obligations under the Inco Support Agreement or if any representation or warranty of Inco under the Inco Support Agreement had been at the date of the Inco Support Agreement untrue or incorrect or had become incorrect at any time prior to the Inco Expiry Time and such default or inaccuracy was not curable or, if curable, was not cured by the earlier of such date which was within 30 days from the date of notice of such breach and the Inco Expiry Time.

Except in certain specified circumstances, Falconbridge was obliged to pay (and did pay on 1 August 2006) US$150 million to Inco if, amongst other things, the Inco Offer was not completed as a result of the Inco Minimum Tender Condition of the Inco Offer not having been satisfied in circumstances in which either the US, EC or Canadian antitrust clearances had been obtained or such antitrust clearances had not been obtained and Falconbridge had not complied with certain covenants and obligations under the Inco Support Agreement. The "Inco Minimum Tender Condition" was the condition (as amended pursuant to the Sixth Amending Agreement described below) that there be validly deposited under the Inco Offer and not withdrawn at the Inco Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by Inco, constituted at least 50.01% of the Falconbridge Shares outstanding at the Inco Expiry Time (calculated on a fully-diluted basis).

In circumstances in which the expense payment of US$150 million was payable as described above, if within 18 months of the termination of the Inco Support Agreement in certain specified circumstances, a competing proposal is consummated (including the Xstrata Offer), then Falconbridge was required, prior to or concurrently with the consummation of a competing proposal, to pay (and did pay on 16 August 2006) to Inco US$450 million less US$150 million if such amount had previously been paid to Inco.

By a notice of extension dated 14 December 2005, Inco extended the Inco Expiry Time of the Inco Offer from 8:00 p.m. (Toronto time) on 23 December 2005 to 8:00 p.m. (Toronto time) on 27 January 2006. On 12 January 2006, Inco and Falconbridge amended the Inco Support Agreement so that, in the event the Competition Clearance Conditions (as defined in the Inco Support Agreement) were not satisfied or waived by the Inco Expiry Time, Inco would extend the Inco Offer, subject to the terms of the Inco Support Agreement, through one or more extensions for such number of days as did not exceed the lesser of: (i) an additional 120 days from the Initial Expiry Time (as defined in the Inco Support Agreement, being 8:00 p.m. on 23 December 2005); and (ii) such number of days as required for the Competition Clearance Conditions (as defined in the Inco Support Agreement) to be satisfied.

By a further notice of extension dated 19 January 2006, Inco further extended the Inco Expiry Time of the Inco Offer to 8:00 p.m. (Toronto time) on 28 February 2006.

On 20 February 2006, Inco and Falconbridge further amended the Inco Support Agreement so that, in the event the Competition Clearance Conditions (as defined in the Inco Support Agreement) were not satisfied or waived by the Inco Expiry Time, Inco would extend the Inco Offer, subject to the terms of the Inco Support Agreement, through one or more extensions for such number of days as did not exceed the lesser of: (i) an additional 229 days from the Initial Expiry Time; and (ii) such number of days as required for the Competition Clearance Conditions (as defined in the Inco Support Agreement) to be satisfied.

By a further notice of extension dated 27 February 2006, Inco further extended the Inco Expiry Time to 8:00 p.m. (Toronto time) on 30 June 2006.

On 21 March 2006, Inco and Falconbridge further amended the Inco Support Agreement in connection with the expiry of Falconbridge's First Falconbridge Shareholder Rights Plan (described in paragraph 22.19 of this Part VIII) and the implementation of the Second Falconbridge Shareholder Rights Plan (described in paragraph 22.7 of this Part VIII).

On 13 May 2006, Inco and Falconbridge further amended the Inco Support Agreement in connection with, amongst other things, the revision of the Inco Offer and the increase of the break fees payable by Falconbridge to Inco from US$320 million to US$450 million.

Under the terms of a fifth amending agreement dated 25 June 2006 (the "Fifth Amending Agreement") between Inco and Falconbridge amending the Inco Support Agreement, Inco agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge Shares pursuant to the Inco Offer to C$53.83 in cash and to 0.82419 of an Inco common share, respectively, per Falconbridge Share. Assuming full pro-ration of the maximum amounts of cash and share consideration available, Falconbridge Shareholders would have been entitled to receive C$17.50 in cash and 0.55676 of an Inco common share for each Falconbridge Share tendered to the Inco Offer, subject to adjustment for fractional shares.

The Fifth Amending Agreement also amended the Inco Support Agreement to provide that the Inco Support Agreement may be terminated by either Inco or Falconbridge in the event that: (i) the other party had not complied in all material respects with its covenants or obligations under the Inco Support Agreement; or (ii) any representation or warranty of the other party under the Inco Support Agreement, as the case may be, had been untrue or incorrect as at 10 October 2005 (being the first date of the Inco Support Agreement) or had become untrue or incorrect at any time prior to the Inco Expiry Time and such untrue or incorrect representation or warranty was not curable or, if curable, was not cured by the earlier of such date which was 30 days from the notice of such breach and the Inco Expiry Time except, in the case of a termination by Falconbridge, for any untrue representations or warranties of Inco which, individually or in the aggregate, would not reasonably be expected to have had a Material Adverse Effect (as defined in the Inco Support Agreement) with respect to Inco and except, in the case of a termination by Inco, for any untrue representations or warranties of Falconbridge which, individually or in the aggregate, would not, or would not reasonably be expected to, have had a Material Adverse Effect

(as defined in the Inco Support Agreement) with respect to Falconbridge or would not, or would not reasonably be expected to, have prevented or materially delayed the completion of the Inco Offer or a subsequent acquisition transaction prior to the Inco Expiry Time.

In light of the then proposed Phelps Dodge Inco Combination, under the terms and subject to the conditions of the Fifth Amending Agreement, Falconbridge agreed to use its reasonable best efforts to co-operate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Phelps Dodge Inco Combination Agreement. Falconbridge also agreed to furnish Inco with all information concerning it and Falconbridge Shareholders as may be required (and, in the case of Falconbridge Shareholders, available to it) for the preparation, filing and mailing of the management information and proxy circular proposed to be delivered to Inco shareholders in connection with the then proposed Phelps Dodge Inco Combination, as well as the making of regulatory filings, as required under the Phelps Dodge Inco Combination Agreement.

The Fifth Amending Agreement also provided for certain technical amendments to the Inco Support Agreement for the purpose of clarifying certain provisions.

Under the terms of a sixth amending agreement dated 16 July 2006 (the "Sixth Amending Agreement") between Inco and Falconbridge amending the Inco Support Agreement, Inco agreed to increase the maximum cash consideration offered to holders of Falconbridge Shares pursuant to the Inco Offer to C$7,080,125,473. The maximum number of Inco common shares issuable under the Inco Offer was also reduced to 213,077,333 Inco shares from 213,171,558 Inco shares reflecting a reduction in the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis since 25 June 2006. As a result, Falconbridge Shareholders would have been entitled to elect to receive either: (a) C$60.20 in cash for each Falconbridge Share held; or (b) 0.80312 of an Inco common share plus C$0.05 in cash for each Falconbridge Share held, subject, in each case, to pro-ration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Inco Offer.

Under the terms of the Sixth Amending Agreement, Falconbridge acknowledged the reduction of the minimum tender condition of the Inco Offer from 66⅔% to 50.01%, with the result that the Inco Offer was made subject to the condition that there be validly deposited under the Inco Offer and not withdrawn at the Inco Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by Inco, constituted at least 50.01% of the Falconbridge Shares outstanding at the Inco Expiry Time (calculated on a fully-diluted basis).

Inco consented in the Sixth Amending Agreement to the declaration and payment of the Falconbridge Special Dividend under the Inco Support Agreement and agreed that Falconbridge would be permitted to reduce the exercise price of any option outstanding on 16 July 2006 under its stock option plans exercised after 16 July 2006 by the amount of the Falconbridge Special Dividend in respect of each Falconbridge Share for which any such option is exercised.

Falconbridge also confirmed in the Sixth Amending Agreement that the board of directors of Falconbridge, upon consultation with its financial and legal advisors, had unanimously determined that the increased price under the Inco Offer announced on 16 July 2006 was fair from a financial point of view to all Falconbridge Shareholders (other than Inco) and that it was in the best interests of Falconbridge for the Inco Offer to be made and for the board of directors of Falconbridge to support the transactions contemplated by the Inco Support Agreement, as amended. Accordingly, the board of directors of Falconbridge unanimously approved the making of a recommendation that Falconbridge Shareholders accept the Inco Offer and tender their Falconbridge Shares to the Inco Offer.

RBCT Memorandum of Agreement

22.18 A memorandum of agreement (the "RBCT Memorandum of Agreement") dated 7 October 2005, between Xstrata South Africa, Richards Bay Coal Terminal Company Limited ("RBCTCL"), Ingwe Collieries Limited, Anglo Operations Limited, Total Coal South Africa (Proprietary) Limited, Sasol Mining (Proprietary) Limited, Kangra Coal (Proprietary) Limited, Eyesizwe Coal (Proprietary) Limited and South Dunes Coal Company (Proprietary) Limited in relation to Phase V of the Richards Bay Coal Terminal, which replaced a previous memorandum of agreement entered into in respect of Phase V, pursuant to which the parties agreed the terms of investment to increase the terminal capacity and grant access to common users. The RBCT Memorandum of Agreement was replaced by the RBCT Shareholders' Agreement described in paragraph 22.4 above.

First Falconbridge Shareholder Rights Plan

22.19 A shareholder rights plan agreement dated as of 22 September 2005 between Falconbridge and CIBC Mellon Trust Company providing for the adoption by Falconbridge of a shareholder rights plan (the "First Falconbridge Shareholder Rights Plan"). The First Falconbridge Shareholder Rights Plan, which expired on 22 March 2006 in accordance with its provisions, was on substantially the same terms as the Second Falconbridge Shareholder Rights Plan, with the principal exception that the Second Falconbridge Shareholder Rights Plan did not impose a minimum deposit period.

2017 Convertible Debenture

22.20 On 6 September 2005, Xstrata Capital issued a US$375,000,000 guaranteed convertible debenture due 14 August 2017 (the 2017 Convertible Debenture) to Brascade Corporation which is convertible, at any time after 14 August 2006, into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Debenture is guaranteed by Xstrata and was issued at par, with a coupon of 4.00% per annum. Interest on the 2017 Convertible Debenture is payable semi-annually in arrear in equal instalments on 6 March and 6 September each year. The initial exchange price was £17.1315 and an adjustment to the exchange price as a result of the Rights Issue is expected to be made in accordance with the terms of the 2017 Convertible Debenture. Unless previously redeemed, converted or cancelled, the 2017 Convertible Debenture is redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest (if any). At any time after 14 August 2010, Xstrata Capital is entitled, on giving notice, to redeem the 2017 Convertible Debenture at its principal amount plus unpaid accrued interest (if any). In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document the 2017 Convertible Bonds in consideration for the cancellation of the 2017 Convertible Debenture, the waiver of all rights of the holder of the 2017 Convertible Debenture (Trilon) under the 2017 Convertible Debenture and the related deed poll and the release of Xstrata Capital and Xstrata from each of their respective obligations under the 2017 Convertible Debenture and the related deed poll.

Lansdowne Falconbridge Share purchase agreements

22.21 A share purchase agreement entered into on 1 September 2005 made as of 26 August 2005 (the "Share Purchase Agreement") between Lansdowne UK Equity Fund Limited, a company incorporated under the laws of the Cayman Islands, B.W.I. ("Lansdowne"), Xstrata Alberta and Xstrata, pursuant to which Xstrata Alberta purchased and Lansdowne sold 367,415 Falconbridge Shares owned by Lansdowne for C$10,287,620. Xstrata Alberta completed the purchase of an additional 2,585 Falconbridge Shares under the Share Purchase Agreement for an aggregate purchase price of C$72,380 in cash on 8 September 2005.

Pursuant to a share purchase agreement made as of 2 September 2005 (the "Second Share Purchase Agreement") between Lansdowne, Xstrata and Xstrata Alberta, Xstrata Alberta agreed to purchase and Lansdowne agreed to sell 180,240 Falconbridge Shares owned by Lansdowne for an aggregate purchase price of C$5,046,720 in cash. The completion of the purchase of the 180,240 Falconbridge Shares pursuant to the Second Purchase Agreement, which was subject to regulatory approval under the Competition Act (Canada), was completed on 19 September 2005.

Each of the Share Purchase Agreement and the Second Share Purchase Agreement provided that, in the circumstances described in paragraph 22.23 of this Part VIII below, Xstrata Alberta would pay to Lansdowne in cash the product of the Excess Amount (as defined in paragraph 22.23 of this Part VIII below) and the number of Falconbridge Shares acquired pursuant to the respective agreement.

The acquisitions of the additional Falconbridge Shares by Xstrata Alberta were made to try to ensure that Xstrata and Xstrata Alberta's ownership of Falconbridge Shares was sufficient to allow them to equity account for their investment in Falconbridge. This was unsuccessful due to subsequent share issues by Falconbridge which diluted Xstrata Alberta's holding to below 20%.

Second Facility Agreement

22.22 A facility agreement dated 18 August 2005 (the "Second Facility Agreement") pursuant to which Deutsche Bank and JPMorgan Chase, National Association provided a 364 day term facility for US$600,000,000 (the "Second Facility") which was made available to, and was utilised by, Xstrata (Schweiz) AG to fund the purchase of Falconbridge Shares by Xstrata Alberta pursuant to the Brookfield Purchase Agreement referred to in paragraph 22.23 of this Part VIII below.

Interest was payable on loans pursuant to the Second Facility at the rate which was the aggregate of: (i) LIBOR, (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers), and (iii) the margin, which was 0.40% per annum.

The Second Facility included certain mandatory prepayment events, including (i) illegality, (ii) a change of control of Xstrata, (iii) disposal of assets (subject to certain thresholds) and (iv) from incurring indebtedness for borrowed money and equity issues.

The Second Facility contained representations, warranties and undertakings (including financial condition covenants and undertakings requiring the provision of a guarantee from Xstrata and certain other members of the Former Xstrata Group) in favour of the lenders of the Second Facility which were typical for this type of credit agreement. It also contained customary events of default upon the occurrence of which the lenders were entitled to terminate and demand repayment of the Second Facility.

Xstrata used part of the proceeds of the Placing to prepay and cancel the Second Facility. Members of the Enlarged Xstrata Group no longer have any right to borrow, nor the lenders any obligation to lend, funds pursuant to the Second Facility Agreement.

Brookfield Purchase Agreement in respect of Falconbridge Shares

22.23 A sale and purchase agreement (the "Brookfield Purchase Agreement") dated 14 August 2005 between Xstrata, Xstrata Alberta, Brookfield Asset Management Inc. ("Brookfield"), which was then known as Brascan Corporation, Brascade Corporation ("Brascade") and 6287042 Canada Limited (the "Vendor"), pursuant to which the Former Xstrata Group acquired 73,115,756 Falconbridge Shares (the "Purchased Shares") for C$28.00 per share, for an aggregate purchase price of C$2,047,241,168 (the "Purchase Price").

The Purchase Price was paid by means of the delivery to the Vendor of two promissory notes made by Xstrata Alberta. One note, for US$1,327,345,890, was due and paid in cash on 22 August 2005. The second note, for US$375,000,000, was paid on 6 September 2005 through the issue to Brascade of the 2017 Convertible Debenture. The two promissory notes were secured with a pledge given by Xstrata Alberta in favour of the Vendor of the Purchased Shares on a basis proportionate to the principal amounts of the two promissory notes, which pledge has since been released. The 2017 Convertible Debenture was issued at par, has a 12-year term and bears interest at 4% per annum. Subject to its terms, it is convertible at any time at the option of the holder into approximately 12.1 million new Ordinary Shares in Xstrata based on a conversion price of £17.1315 per new Ordinary Share, representing a 35% premium to the closing price of Xstrata's Ordinary Shares on 11 August 2005. The 2017 Convertible Debenture is redeemable by Xstrata Capital at par plus accrued interest at any time after 14 August 2010. On 6 September 2005, pursuant to and in accordance with the terms and conditions of the 2017 Convertible Debenture, Brascade transferred the 2017 Convertible Debenture to Trilon.

In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital intends to issue as soon as reasonably practicable after the date of this document the 2017 Convertible Bonds in consideration for the cancellation of the 2017 Convertible Debenture, the waiver of all rights of the holder of the 2017 Convertible Debenture (Trilon) under the 2017 Convertible Debenture and the related deed poll and the release of Xstrata Capital and Xstrata from each of their respective obligations under the 2017 Convertible Debenture and the related deed poll.

Xstrata and Xstrata Alberta agreed in the Brookfield Purchase Agreement that if on or prior to 14 May 2006, Xstrata, directly or through an affiliate, or any person acting jointly or in concert with Xstrata, publicly announced an intention to merge with Falconbridge whereby Xstrata, or any person acting jointly or in concert with Xstrata, would acquire a majority portion of Falconbridge's business, or announced an intention to make an offer to the shareholders of Falconbridge to acquire sufficient Falconbridge Shares to own a majority of the outstanding Falconbridge Shares, in either case for a price per Falconbridge Share in excess (the "Excess Amount") of C$28.00, then within five days of the completion of either such transaction, Xstrata and Xstrata Alberta would pay to the Vendor in cash the product of the Excess Amount and the number of Falconbridge Shares acquired pursuant to the Brookfield Purchase Agreement.

The Brookfield Purchase Agreement also provided that until such time as a nominee of Xstrata was elected or appointed to the board of directors of Falconbridge, Brookfield, Brascade and the Vendor would (i) exercise the voting rights

appertaining to any junior preference shares of Falconbridge beneficially owned by them from time to time to nominate and vote for one individual whom Xstrata had, acting reasonably, approved as a nominee to serve as a director of Falconbridge and (ii) if requested to do so by Xstrata, would cause one of their two nominees serving as a director of Falconbridge and representing the holders of the junior preference shares of Falconbridge to resign as a director, unless prior to such request one of these nominees had already resigned, upon prior notice and without being requested by Xstrata to do so. The holders of the junior preference shares were entitled to vote as a class to elect two directors to the board of directors of Falconbridge, but otherwise do not generally have the right to vote at meetings of the shareholders of Falconbridge. On 20 October 2005, Xstrata waived its right to require the exercise of the rights appertaining to the junior preference shares in Falconbridge to nominate and vote for a Xstrata nominee to the board of Falconbridge.

Each of Brookfield, Brascade and the Vendor agreed in the Brookfield Purchase Agreement not to sell any junior preference shares of Falconbridge until 13 October 2005, other than to affiliates of Brookfield. In addition, after 13 October 2005, if any of Brookfield, Brascade or the Vendor (the "Brookfield Offeror") desired to sell any of the Falconbridge junior preference shares beneficially owned by it (the "Offered Shares"), the Brookfield Offeror was obliged to provide Xstrata Alberta with the right of first offer in respect of those shares, by providing Xstrata Alberta with a notice that indicated the number of Offered Shares and the price at which the Brookfield Offeror wished to sell the Offered Shares. In order to purchase the Offered Shares, Xstrata Alberta was obliged, within 48 hours of receipt of the notice, to provide a written response indicating that it would purchase all of the Offered Shares at the offer price. If Xstrata Alberta failed to provide a response within 48 hours of receipt of the notice, then Xstrata Alberta would have been deemed to have waived its rights to purchase any of the Offered Shares. If the response did not provide for the purchase of all of the Offered Shares at the offer price, then the Brookfield Offeror was entitled, within 60 days following the expiration of the notice period, to enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).

Mototolo Joint Venture

22.24 The Mototolo Joint Venture Agreement notarial pooling and sharing agreement between Xstrata South Africa, RPM (a member of the Anglo Platinum Group) and MH dated 12 July 2005 (as amended by a first addendum dated 30 August 2005, a second addendum dated 22 September 2005 and a third addendum dated 22 February 2006), pursuant to which Xstrata South Africa and RPM entered into an unincorporated joint venture (the "Mototolo Joint Venture") in respect of platinum group metal ("PGM") resources in Mpumalanga Province in South Africa. Xstrata South Africa and RPM initially had an equal 50% participation interest in the Mototolo Joint Venture, although Xstrata South Africa's participation reduced to 37% as of 11 May 2006 in connection with the arrangements described in paragraph 22.16 of this Part VIII.

Under the Mototolo Joint Venture Agreement, Xstrata South Africa agreed to develop and operate the underground mine, contributing its expertise in mechanised room and pillar mining, while RPM agreed to construct and manage a 200,000 tonnes per month PGM concentrator.

In terms of a concentrate sale agreement between RPM and Xstrata South Africa, dated 12 July 2005, RPM also agreed to purchase Xstrata South Africa's 50% share of PGM concentrate for further smelting refining and marketing of finished product and Xstrata South Africa agreed to construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and to purchase RPM's share of chrome concentrate.

Falconbridge Amalgamation Agreement

22.25 An amalgamation agreement (the "Falconbridge Amalgamation Agreement") dated 2 June 2005 between Noranda and Former Falconbridge providing for the amalgamation of Noranda and Former Falconbridge (the "Falconbridge Amalgamation") pursuant to Section 175 of the Business Corporations Act (Ontario), as amended (the "OBCA").

Under the Falconbridge Amalgamation, holders of common shares of Former Falconbridge (other than Noranda and dissenting shareholders to the Falconbridge Amalgamation) received 1.77 Falconbridge Shares for each common share of Former Falconbridge. Holders of common shares, preferred shares or junior preference shares in the capital of Noranda or cumulative preference shares in the capital of Former Falconbridge received an equal number of shares of Falconbridge having the same attributes as the shares of Noranda or Former Falconbridge held by them immediately prior to the Falconbridge Amalgamation.

Pursuant to the terms of the Falconbridge Amalgamation Agreement, Noranda and Former Falconbridge amalgamated under the OBCA and continued as one corporation named "Falconbridge Limited".

Upon completion of the Falconbridge Amalgamation, the assets, liabilities and operations of Noranda and Former Falconbridge were combined and managed and operated as an integrated business by Falconbridge. The Falconbridge Amalgamation became effective on 30 June 2005.

Noranda Debt Underwriting Agreement

22.26 A debt underwriting agreement (the "Noranda Debt Underwriting Agreement") dated 2 June 2005 between Noranda and the underwriters named in the table below (the "Noranda Debt Underwriters") relating to certain debt securities maturing in 2017 and 2035 (the "2017 Notes" and the "2035 Notes" respectively, and together the "Noranda Notes"). Subject to the terms and conditions of the Noranda Debt Underwriting Agreement, the Noranda Debt Underwriters, through their representatives Deutsche Bank Securities Inc., severally agreed to purchase from Noranda the following respective principal amounts of Noranda Notes listed opposite their name below at the public offering price less the underwriting commissions of 0.675% (per 2017 Note) and 0.875% (per 2035 Note):

Noranda Debt Underwriters	Principal Amount of 2017 Notes US$	Principal Amount of 2035 Notes
Deutsche Bank Securities Inc.	100,000,000	100,000,000
Citigroup Global Markets Inc.	22,500,000	22,500,000
HSBC Securities (USA) Inc.	22,500,000	22,500,000
J.P. Morgan Securities Inc.	22,500,000	22,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	22,500,000	22,500,000
Barclays Capital Inc.	10,000,000	10,000,000
BNP Paribas Securities Corp	10,000,000	10,000,000
Comerica Securities, Inc.	10,000,000	10,000,000
Fifth Third Securities, Inc.	10,000,000	10,000,000
SG Americas Securities LLC	10,000,000	10,000,000
SunTrust Capital Markets Inc.	10,000,000	10,000,000
Total	250,000,000	250,000,000

Pursuant to the Noranda Debt Underwriting Agreement the obligations of the several Noranda Debt Underwriters to purchase the Noranda Notes referred to above were subject to certain conditions precedent and the Noranda Debt Underwriters agreed to purchase all of the Noranda Notes if any of the Noranda Notes were purchased.

Noranda agreed to indemnify the Noranda Debt Underwriters against some specified types of liabilities, including liabilities under the Securities Act and Canadian securities legislation, and to contribute to payments the Noranda Debt Underwriters may be required to make in respect of any of these liabilities.

The Noranda Notes were a new issue of securities with no established trading market. The Noranda Notes were not listed on any securities exchange or on any automated dealer quotation system. The Noranda Debt Underwriters were permitted to make a market in the Noranda Notes after completion of the offering, but were not obligated to do so and could discontinue any market-making activities at any time without notice.

In connection with the offering of the Noranda Notes, the Noranda Debt Underwriters were permitted to purchase and sell the Noranda Notes in the open market. These transactions could have included short sales, purchases to cover positions created by short sales and stabilising transactions.

The Noranda Debt Underwriters were permitted to close out any short position by purchasing notes in the open market.

Under the Noranda Debt Underwriting Agreement, the Noranda Debt Underwriters could impose a penalty bid, i.e. where a particular Noranda Debt Underwriter would repay to the other Noranda Debt Underwriters a portion of the underwriting commission received by it because the representative of the Noranda Debt Underwriters had repurchased Noranda Notes sold by or for the account of that Noranda Debt Underwriter in stabilising or short covering transactions.

Roseby copper deposits agreement

22.27 An agreement between Xstrata Queensland Limited ("Xstrata Queensland") and Universal Resources Limited ("Universal") dated 11 March 2005, providing Xstrata Queensland with the right to explore and options to acquire 51% of the Roseby copper deposits in the Mount Isa area in north-west Queensland, Australia. Under the agreement, Xstrata Queensland agreed to invest A$6.6 million (approximately US$4.9 million) in Universal, a listed Australian exploration company, by way of a placement of 30 million shares of Universal at an issue price of A$0.22 per share. This represented 13.2% of Universal's issued capital.

Of Xstrata Queensland's investment in Universal, A$4.4 million was agreed to be used to part-fund the planned Roseby Feasibility Project. Xstrata Queensland was also granted an option to acquire a direct 51% interest in this project at its then market value.

The remaining A$2.2 million was agreed to be used to fund an exploration project undertaken by Xstrata Queensland for additional copper sulphide mineralisation within the Roseby tenement area during 2005 and 2006. Known as the Sulphide Extension Exploration Project (SEEP), principal exploration targets were expected to be beneath and adjacent to the native copper deposits within the Roseby Feasibility Project. It was agreed that an option would be granted to Xstrata Queensland to earn 51% equity in SEEP either by expending a minimum of A$10 million plus delivering a bankable feasibility study or by A$15 million expenditure on exploration.

In addition, Xstrata Queensland secured the option to purchase future copper concentrate production from Roseby that is not subject to prior off-take agreements.

Falconbridge Support Agreement

22.28 A support agreement (the "Falconbridge Support Agreement") dated 8 March 2005 between Noranda and Former Falconbridge pursuant to which Noranda agreed to make an offer to purchase all of the outstanding common shares of Former Falconbridge not already owned by Noranda or its affiliates (the "Noranda Offer") and, subject to the satisfaction of certain conditions, pursuant to which Noranda agreed to take up such shares.

Noranda had also agreed to proceed with a share exchange issuer bid (the "Noranda Issuer Bid") pursuant to which Noranda would offer to purchase up to approximately 63.4 million of its common shares in exchange for three series of junior preferred shares of Noranda with an aggregate stated value of US$1.25 billion. Pursuant to the Falconbridge Support Agreement, Noranda agreed to coordinate the Noranda Offer and the Noranda Issuer Bid such that the Noranda Offer would expire at least five days after Noranda took up common shares of Noranda under the Noranda Issuer Bid. Noranda committed to extend the expiry date of the Noranda Offer for a minimum of 30 days in the event that Noranda waived: (i) the condition in the Noranda Issuer Bid that Brookfield would have deposited and not withdrawn 63,377,140 common shares of Noranda to the Noranda Issuer Bid; or (ii) the condition in the Noranda Offer that Noranda had not taken up any Noranda Shares under the Noranda Issuer Bid. Noranda also agreed it may not waive without the consent of Former Falconbridge the minimum tender condition of the Noranda Offer that at the expiry time of the Noranda Offer, the number of common shares of Former Falconbridge tendered (or deemed tendered) and not withdrawn under the Noranda Offer would not be sufficient to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws.

Pursuant to the Falconbridge Support Agreement, each of Former Falconbridge and Noranda made certain representations and warranties to the other. Former Falconbridge agreed that until the common shares of Former Falconbridge were taken up by Noranda, Former Falconbridge would conduct its business in the ordinary and regular course. Each of Noranda and Former Falconbridge agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Falconbridge Support Agreement.

Noranda covenanted in the Falconbridge Support Agreement that, assuming completion of the Noranda Offer, it would take such action to ensure that the Noranda Board of Directors was comprised of Alex Balogh, André Bérard, Jack L. Cockwell, Maureen Kempston Darkes, J. Bruce Flatt, A.L. (Al) Flood, Norman Gish, Robert J. Harding, David W. Kerr, Edmund King, Neville Kirchmann, James McCutcheon, Mary Mogford, George Myhal, Derek G. Pannell, David Race and James Wallace.

The Falconbridge Support Agreement was capable of being terminated by either Noranda or Former Falconbridge if a court of competent jurisdiction or other governmental body issued an order or had taken similar action restraining the Noranda Offer in certain circumstances.

Former Falconbridge could also terminate the Falconbridge Support Agreement if, amongst other things: (i) the Noranda Offer was not made within the time period provided in the Falconbridge Support Agreement; (ii) the Noranda Offer did not conform in all material respects with the description of the offer in the Falconbridge Support Agreement; (iii) Noranda had not become legally obligated to accept and take up the common shares of Former Falconbridge on or prior to 31 May 2005 subject to any extension contemplated in the Falconbridge Support Agreement; (iv) the Noranda Offer was terminated, withdrawn or expired; (v) there was a material breach of the representations and warranties on the part of Noranda in the Falconbridge Support Agreement; or (vi) there was a material breach by Noranda of its covenants contained in the Falconbridge Support Agreement and Noranda failed to remedy the breach within five business days of notice of the breach.

Noranda could also terminate the Falconbridge Support Agreement if, amongst other things: (i) Noranda determined, acting reasonably, prior to 31 May 2005 that any condition to the Noranda Offer would not be satisfied or waived prior to such date; (ii) any condition to the Noranda Offer had not been satisfied or waived on expiry of the Noranda Offer; (iii) there had been a material breach of the representations and warranties on the part of Former Falconbridge in the Falconbridge Support Agreement; (iv) there had been a material breach by Former Falconbridge of its covenants contained in the Falconbridge Support Agreement and Former Falconbridge had failed to remedy the breach within five business days of notice of the breach; or (v) the board of directors of Former Falconbridge had withdrawn or modified (in a manner determined by Noranda to be adverse to Noranda) its approval or recommendation of the Noranda Offer, the Falconbridge Support Agreement or the transactions contemplated in the Falconbridge Support Agreement.

Brookfield lock-up agreement

22.29 A lock-up agreement dated 8 March 2005 between Brookfield, Brascade and Noranda, pursuant to which Brookfield and Brascade agreed to deposit, subject to certain conditions, common shares in the capital of Noranda ("Noranda Shares") owned by them or any of their wholly-owned subsidiaries to the offer by Noranda to exchange up to 63,377,140 Noranda Shares for 50,000,000 junior preference shares of Noranda. Under the Lock-up Agreement, Brookfield and Brascade also agreed to vote their Noranda Shares in favour of any resolution required to create such junior preference shares.

WMC Facilities agreement

22.30 A US$4,000,000,000 acquisition facilities and subscription agreement and a US$2,600,000,000 bridge facility and subscription agreement, both dated 1 March 2005, pursuant to which Barclays Capital, JPMorgan Chase, National Association and RBS provided facilities (the "WMC Facilities") to Xstrata (Schweiz) AG and certain other members of the Former Xstrata Group in accordance with an underwriting letter dated 19 November 2004.

No member of the Former Xstrata Group utilised funds made available to it pursuant to the WMC Facilities due to the failure of the proposed acquisition of WMC Resources Limited. Members of the Enlarged Xstrata Group no longer have any right to borrow, nor the lenders any obligation to lend, funds pursuant to the WMC Facilities.

Las Bambas option agreement

22.31 An option contract dated 1 October 2004 between Empresa Minera del Centro del Peru S.A. ("Centromin") and Xstrata Peru relating to the grant of an option for a term of four years, with the potential to extend for a further two years.

The agreement was entered into following the Former Xstrata Group winning the right, in August 2004, to explore, and the option to develop, the Las Bambas copper-gold-molybdenum project in Southern Peru following an international bid process conducted by ProInversion (Peru's Private Investment Promotion Agency).

The consideration for the initial option was US$45.5 million plus US$500,000 and US$750,000 for each six months in year 5 and year 6 of the option respectively. On the exercise of the option, Centromin agreed to execute a transfer agreement relating to the transfer of mining tenements covering approximately 35,000 hectares and including the Chalcobamba, Ferrobamba, Sulfobamba and Charcas deposits and other assets to Xstrata.

The Las Bambas copper project is within the Southern Peru copper belt, which hosts a series of major copper operations including Toquepala and Cuajone (SPCC), the Tintaya operation and Cerro Verde (Phelps Dodge). It is located in the district of Apurimac, 260 kilometres from Cuzco. Exploration work indicated a resource in excess of 500 million tonnes and copper grades of over 1%.

Xstrata Peru continues to progress work and liaise with ProInversion, Centromin and the Government of Peru to complete exploration and feasibility work in accordance with the option contract. During or at the end of this period, Xstrata Peru has the right to exercise its option to develop the copper operation.

First Facility Agreement

22.32 A US$1,400,000,000 multi-currency revolving facilities and subscription agreement dated 28 May 2004 (the "First Facility Agreement") pursuant to which Barclays Bank PLC, BNP Paribas SA, London Branch, Deutsche Bank AG London, Dresdner Bank Luxembourg SA, HSBC Bank PLC, J.P. Morgan Europe Limited, RBS and other lenders provided general purpose working capital facilities (the "First Facilities") to Xstrata (Schweiz) AG and certain other members of the Former Xstrata Group. The First Facility Agreement was entered into in the ordinary course of business and is on customary terms.

The First Facilities consisted of: (i) a 60-month term loan facility for US$1,000,000,000 ("Facility A"), and (ii) a 364-day revolving loan facility with an extension option for US$400,000,000 ("Facility B").

Interest was payable on loans pursuant to the First Facilities at the rate which was the aggregate of: (i) LIBOR, (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers), and (iii) the margin, which in respect of Facility A was 0.50% per annum and in respect of Facility B was 0.40% per annum.

The First Facilities included certain mandatory prepayment events, including: (i) illegality; (ii) a change of control of Xstrata; (iii) disposal of assets (subject to certain thresholds); and (iv) incurring indebtedness for borrowed money and equity issues.

The First Facility Agreement contained representations, warranties and undertakings (including financial condition covenants and undertakings) and contained a guarantee from Xstrata and certain other members of the Former Xstrata Group in favour of the lenders of the First Facilities, which were typical for this type of credit agreement. The First Facility Agreement also contained customary events of default upon the occurrence of which the lenders were entitled to terminate and demand repayment of the First Facilities.

Xstrata prepaid the First Facilities using funds made available to it pursuant to the Acquisition Facilities Agreement. Members of the Enlarged Xstrata Group no longer have any right to borrow, nor the lenders any obligation to lend, funds pursuant to the First Facility Agreement.

PSV Pooling and Sharing Agreement

22.33 A notarial pooling and sharing agreement between Xstrata South Africa and Merafe Resources Limited ("Merafe") dated 23 February 2004 (the "Pooling and Sharing Agreement") *establishing the Xstrata* Merafe Chrome Venture, pursuant to which the parties pool their respective South African chrome and ferrochrome assets in the Pooling and Sharing Venture ("PSV") and share in the earnings from such assets.

The Enlarged Xstrata Group's Chrome Business assets consist of five operating chromite mines and 18 ferrochrome furnaces, all of which are managed through the PSV. Two of the ferrochrome furnaces were until 16 November 2005 owned in a 50/50 production joint venture, known as the Gemini Joint Venture, with Samancor Limited ("Samancor"), a major South African ferrochrome producer. Merafe concluded a transaction with Samancor which resulted in Merafe replacing Samancor in the Gemini Joint Venture and all associated mining activities with effect from 16 November 2005. The assets and business of the Gemini Joint Venture and certain strategic chrome reserves which were also acquired as part of the transaction have been incorporated within the PSV. The assets are now managed along with all of the other PSV assets and fall under the control and management of the Joint Board of the PSV.

Xstrata South Africa's attributable interest in the PSV is staggered over time, with its current participation from 1 July 2006 being 79.5%. Immediately following the formation of the PSV on 1 July 2004, Merafe's participation was 11%. Under the terms of the pooling arrangements, Merafe's interest increased to 14% on 1 July 2005, to 17% on 16 November 2005 following the contribution of its share of the Gemini Joint Venture assets, and to 20.5% from 1 July 2006.

The following addenda and adjustment agreements have been entered into in relation to the above arrangements:

(a) an addendum dated 8 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(b) a second addendum dated 30 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(c) a third addendum dated 25 June 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to reinstate the Pooling and Sharing Agreement with effect from 31 May 2004, extend the date of fulfilment of the suspensive conditions contained in the Pooling and Sharing Agreement and amend the provisions of the Pooling and Sharing Agreement relating to EBITDA and capital expenditure;

(d) a fourth addendum dated 8 December 2004 between Xstrata South Africa and Merafe, pursuant to which the parties amended various provisions in the Pooling and Sharing Agreement pertaining to EBITDA, net working capital, environmental obligations, maintenance capital, the inclusion by Xstrata South Africa of a further asset in the PSV, and various other miscellaneous issues;

(e) an agreement dated 3 May 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome and Mining (Proprietary) Limited ("Merafe Ferrochrome") in relation to the adjustment of the parties' respective participant interests in the PSV, pursuant to which the parties agreed to amend the Pooling and Sharing Agreement so that Merafe's share in the PSV would increase to 17%; and

(f) a fifth addendum agreement dated 15 November 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome, pursuant to which the parties conditionally agreed to amend the Pooling and Sharing Agreement to make provision for the inclusion of the Project Lion ferrochrome expansion project as part of the PSV and the consequent adjustment of Merafe's share in the PSV so that, with effect from from 1 July 2006, Merafe's share in the PSV increased to 20.5%.

Xstrata South Africa, Merafe and Merafe Ferrochrome are currently discussing a sixth addendum agreement, pursuant to which it is expected Xstrata South Africa will agree to loan to the PSV US$100 million. It is expected that the sixth addendum agreement will provide that until Merafe has repaid the loan together with interest at the prime rate, EBITDA cash distributions to Merafe in terms of the Pooling and Sharing Agreement will be subject to certain restrictive provisions and until otherwise agreed by the parties, Xstrata South Africa will be entitled to a pro rata portion of the EBITDA cash distributions made to Merafe.

2010 Convertible Bonds

22.34 On 15 August 2003, Xstrata Capital issued US$600,000,000 of guaranteed convertible bonds due 15 August 2010 (the 2010 Convertible Bonds) which are convertible at the option of the holder, at any time after 26 September 2003, into 3.95% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2010 Convertible Bonds are guaranteed by Xstrata and were issued at par and bear a coupon of 3.95% per annum. Interest on the 2010 Convertible Bonds is payable semi-annually in arrear in equal instalments on 15 February and 15 August each year. The initial exchange price was £6.10 and an adjustment to the exchange price as a result of the Rights Issue will be announced in accordance with the terms of the 2010 Convertible Bonds. Unless previously redeemed or converted or purchased and in each case cancelled, the 2010 Convertible Bonds will be redeemed on 15 August 2010 (the "2010 Convertible Bonds Final Maturity Date") at their principal amount plus unpaid accrued interest (if any). Prior to the 2010 Convertible Bonds Final Maturity Date, Xstrata Capital may, in certain circumstances, on giving notice, redeem all but not some only of the 2010 Convertible Bonds then outstanding at their principal amount plus unpaid accrued interest (if any).

Relationship Agreement

22.35 The Relationship Agreement dated 20 March 2002 between the Company and Glencore International regulating the continuing relationship between the parties and ensuring the Company is capable of carrying on its business independently of Glencore and of Glencore International as controlling shareholder, a description of which is set out in Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Relationship with controlling shareholder".

23. Related party transactions

The following are descriptions of the material provisions of agreements and other arrangements between Xstrata and various individuals and entities that may be deemed to be related parties:

(a) the Cerrejón Acquisition Agreement, a description of which is set out in paragraph 22.14 of this Part VIII;

(b) the transactions and arrangements described in Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore";

(c) the related party transactions and arrangements described in the following parts of the following documents, which have been incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference":

(i) page 66 of the 2006 Xstrata Interim Report for the six months ended 30 June 2006;

(ii) pages 104 to 108 inclusive of the Financial Statements included in the Xstrata Annual Report and Accounts for the financial year ended 31 December 2005;

(iii) pages 145 to 148 (inclusive) of the Xstrata Annual Report and Accounts for the financial year ended 31 December 2004;

(iv) pages 149 to 151 (inclusive) of the Xstrata Annual Report and Accounts for the financial year ended 31 December 2003.

The Falconbridge Group has also entered into related party transactions as described in Note 19 ("Related-party Transactions") of Part X – "Financial Information Relating to the Falconbridge Group – Financial information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003".

24. Working capital

Xstrata is of the opinion that, taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Enlarged Xstrata Group, the Enlarged Xstrata Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

25. Significant changes

Falconbridge break fees

Following the expiry of the Inco Offer for Falconbridge on 28 July 2006, Falconbridge paid Inco a cash break fee of US$150 million on 1 August 2006 and, following the successful completion of the Xstrata Offer for Falconbridge, Falconbridge paid Inco a further cash break fee of US$300 million on 16 August 2006, in each case in accordance with the terms of the Inco Support Agreement.

Falconbridge Special Dividend

Falconbridge paid a special cash dividend of C$0.75 per Falconbridge Share on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006, being cash payments of approximately C$278.1 million (approximately US$249.2 million) and approximately US$3.6 million in aggregate, of which approximately C$55.2 million (approximately US$49.5 million) was received by the Former Xstrata Group in respect of its Falconbridge Shares held on the record date.

Falconbridge Acquisition

On 28 July 2006, Xstrata Alberta purchased for cash 18,556,430 Falconbridge Shares through the TSX, representing approximately 5% of the then outstanding Falconbridge Shares, at an average price of C$62.25 per Falconbridge Share, or approximately C$1,155.1 million (approximately US$1,035.2 million) in aggregate.

On 15 August 2006, Xstrata Canada acquired for cash 257,700,100 Falconbridge Shares under the Xstrata Offer, representing approximately 67.8% of the then outstanding Falconbridge Shares, at the Xstrata Offer price of C$62.50 per Falconbridge Share, or approximately C$16,106.3 million (approximately US$14,434.8 million) in aggregate.

On 25 August 2006, Xstrata Canada acquired for cash 18,637,431 Falconbridge Shares under the Xstrata Offer, representing approximately 4.9% of the then outstanding Falconbridge Shares, at the Xstrata Offer price, or approximately C$1,164.8 million (approximately US$1,043.9 million) in aggregate.

As a result of these transactions and acquisitions in August and September 2005 by Xstrata Alberta of approximately 19.9% of the then outstanding Falconbridge Shares, Xstrata now beneficially owns approximately 97.1% of the outstanding Falconbridge Shares on a fully-diluted basis. Since the Xstrata Offer was accepted by holders of more than 90% of Falconbridge Shares, Xstrata has begun a compulsory acquisition process to acquire all outstanding Falconbridge Shares not already owned by Xstrata at the Xstrata Offer price of C$62.50 per Falconbridge Share. Xstrata expects the compulsory acquisition process to conclude in early November 2006.

The market purchases of Falconbridge Shares and the Xstrata Offer were, and the compulsory acquisition procedure will be, financed by the Former Xstrata Group's existing cash resources and its debt facilities, which are to be refinanced in part using the net proceeds of the Rights Issue.

ARM Coal

On 24 August 2006, the transaction announced by the Company in February 2006 between the Former Xstrata Group and African Rainbow Minerals, to establish a new black controlled South African coal mining company called ARM Coal, completed. The transaction was valued in aggregate at approximately ZAR2.4 billion (approximately US$310.3 million). The Former Xstrata Group paid ZAR384 million (approximately US$49.6 million) to subscribe for 49% of the issued share capital of ARM Coal, which holds a 20% interest in the coal operations of Xstrata South Africa excluding the Goedgevonden project, and a direct 51% interest in the Goedgevonden project. In August 2006, ARM exercised an option to increase its direct interests in the coal operations of Xstrata South Africa (excluding the Goedgevonden project) for a cash investment of ZAR400 million (approximately US$51.7 million). As a result, historically disadvantaged South Africans will now control approximately 36% of the Enlarged Xstrata Group's South African coal business. The Former Xstrata Group also provided debt funding of ZAR765 million (approximately US$98.9 million) to ARM Coal to acquire the 51% interest in the Goedgevonden project.

Redemption of Falconbridge preference shares

Falconbridge announced on 15 September 2006 its intention to redeem its outstanding Cumulative Redeemable Preferred Shares, Series F and Series G, and Cumulative Preferred Shares, Series 1 (together, the "Redeemed Shares"). Falconbridge will redeem all of the outstanding Redeemed Shares on 1 November 2006 as follows: each Series F share will be redeemed for C$25.50 in cash, each Series G share will be redeemed for C$25.00 in cash and each Series 1 share will be redeemed for C$10.00 in cash, plus accrued and unpaid dividends in respect of each share up to, but excluding, 1 November 2006. The Enlarged Xstrata Group intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million (approximately US$274.2 million).

Rights Issue

On 3 October 2006, the Company announced the Rights Issue.

Other than as outlined in this paragraph 25 above, there has been no significant change in the financial or trading position of the Enlarged Xstrata Group since 30 June 2006, the date to which the latest unaudited interim published financial information of the Former Xstrata Group was prepared.

26. Dividend policy

The Company currently intends to pay annual interim and final dividends on the Ordinary Shares, which will normally be paid in October and May, respectively. Dividends will be declared and paid in US dollars, although Shareholders may elect to receive dividends in Sterling, Euros or Swiss Francs.

The Directors have hitherto adopted a progressive dividend policy taking takes into account the underlying growth in earnings of the Former Xstrata Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. Following completion of the Falconbridge Acquisition and the Rights Issue, Xstrata intends to maintain this dividend policy, increasing dividends broadly in line with underlying earnings growth of the Enlarged Xstrata Group.

The New Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the date of the New Shares Issue. For the avoidance of doubt, the New Shares shall not be entitled to participate in the dividend of US$0.13 per share declared on 2 August 2006 and payable on 13 October 2006 in the respect of Existing Shares held on the record date of 22 September 2006. Xstrata intends to adjust future dividend payments per Ordinary Share pro rata to take account of New Shares issued in connection with the Rights Issue.

27. Litigation

Except as set out in this paragraph 27 below, no member of the Enlarged Xstrata Group is engaged in or, so far as Xstrata is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company's and/ or the Enlarged Xstrata Group's financial position or profitability.

Total Coal arbitration and court proceedings

There are arbitration proceedings between Tavistock Collieries (Proprietary) Limited ("Tavistock"), a member of the Former Xstrata Group, and Total Coal South Africa (Proprietary) Limited ("Total Coal"). The aforesaid arbitration proceedings relate to a joint venture agreement between Tavistock and Total Coal. The joint venture agreement has been cancelled. The arbitration proceedings are concerned with, amongst other things:

(a) the dissolution of the joint venture and the manner in which the assets contributed to the joint venture by the parties are to be distributed;

(b) a determination as to which party breached the joint venture agreement;

(c) a claim for damages by Tavistock from Total Coal of an amount of ZAR835,963,019.19 (approximately US$108.1 million); and

(d) a claim for damages by Total Coal from Tavistock of an amount of ZAR1,734,082,000.00 (approximately US$224.2 million).

The aforesaid claims for damages are amounts referred to in the pleadings exchanged between the parties and remain subject to determination in terms of the arbitration proceedings. The Company is of the view that Tavistock is entitled to dissolve the joint venture as a result of a breach by Total Coal.

On 2 May 2006, summonses were served on Tavistock, Xstrata South Africa, Duiker Mining (Pty) Ltd ("Duiker"), Phoenix Collieries (Pty) Ltd ("Phoenix") and other parties outside of the Enlarged Xstrata Group in respect of a South African High Court action instituted by Total Coal. The relief claimed by Total Coal in the action is concerned with following:

(a) various declaratory orders relating to, amongst other things, Total Coal's alleged undivided interest in the ATCOM mining area and the alleged obligations of Tavistock, Xstrata South Africa and Duiker in terms of a letter agreement dated 15 August 2002 between Total Coal, Tavistock, Xstrata South Africa (Proprietary) Limited and Duiker Mining (Pty) Ltd concerning the mining authorisation and subsequent mining right in respect of the ATC and ATCOM mining areas (the "Letter Agreement");

(b) alternatively, an order that Tavistock, Xstrata South Africa and Duiker pay damages to Total Coal amounting to ZAR1,494,854,000.00 (approximately US$193.3 million); and

(c) that the arbitration agreement between Tavistock and Total Coal be ordered in terms of section 3(2) of the South African Arbitration Act 42 of 1965 to cease to have effect in relation to all issues arising from this action.

Prior to Total Coal amending the relief sought by it in the arbitration, Total Coal sought, amongst other things, an order that Tavistock take all reasonable steps to ensure that the mining authorisation was reflected as vesting in Tavistock and Total Coal jointly in the relevant permits and/or records and/or registry of the relevant authorities.

Total Coal also sought a declaration that in the event that either of the parties subsequently seeks partition of the property rights co-owned by the parties to the joint venture, that such partition is to be effected by dividing the joint operating assets equally between them.

Total Coal relied upon, amongst other things, the provisions of the Letter Agreement, which provides that Tavistock, Duiker and Xstrata undertake to deal with the mining authorisation as if Total Coal is the registered co-holder thereof.

After the amendment effected by Total Coal to its relief sought in the arbitration, it now seeks substantially the same relief in the High Court proceedings.

Arbitration proceedings were conducted between the parties during the period from 22 May 2006 to 15 June 2006. At the conclusion of the arbitration session (on 15 June 2006) the arbitration tribunal issued an award which has substantially disposed of the issue relating to the manner in which the assets contributed by the parties to the joint venture are to be distributed. Further arbitration proceedings were conducted in September 2006. The purpose of such arbitration proceedings was to deal, amongst other things, with the effect of the Letter Agreement. Currently, various interlocutory applications pertaining to the Letter Agreement remain pending before the arbitration panel and the merits concerning the effect of Letter Agreement have not been fully dealt with. The arbitration proceedings have now been adjourned until February 2007.

It is not possible to state with any certainty when all of the disputes between Tavistock and Total Coal will be finalised.

Based on legal advice obtained, the Company is of the view that the Enlarged Xstrata Group's prospects of success in the arbitration and in the High Court proceedings are good.

Hualfin proceedings
The Argentinean Municipality of Hualfin and its directors notified Minera Alumbrera Limited ("MAA"), in which the Enlarged Xstrata Group has a 50% interest, of proceedings against MAA in April 2005. The claim, for an amount of ARS474 million (approximately US$152.8 million) (relating to principal, interest and penalties) which was notified to MAA in May 2006, is in respect of alleged unpaid tax and royalties for the period from 1999 to 2004. MAA's position is that the claim is unjustified and/or unconstitutional and the existing Fiscal Stability Regime and Argentinean Constitution provide MAA with the requisite protection. MAA has filed a remedy with the Municipality for it to revoke the resolution specifying the amount of the claim. The remedy has not yet been resolved by the Municipality and negotiations with the Municipality continue. Based on legal advice obtained, the Company is of the view that the prospects of MAA being liable for the claim are low.

Sulphuric acid class action lawsuits
Class action lawsuits have been filed in various jurisdictions in the United States with respect to alleged sulphuric acid marketing and sales anti-trust violations by the Falconbridge Group. These lawsuits have been consolidated into the District Court in Chicago, with those filed in state court in California having been consolidated into the San Francisco state court. Falconbridge is vigorously defending these actions and has asserted they are without merit. The plaintiffs claim actual damages in the amount of approximately US$160 million, before trebling, plus attorney fees and costs. Under the relevant US antitrust law, if the plaintiffs were to be successful then the actual damages assessed by the jury would be automatically trebled. Based on the strength of the available defences, the weakness of the plaintiffs' claims, the amount of previously negotiated settlements by third parties and legal advice obtained, the Company believes that it is unlikely that the plaintiffs will recover the damages sought.

28. Consent

28.1 Deutsche Bank has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

28.2 JPMorgan Cazenove has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

28.3 JPMSL has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

28.4 Brook Hunt has given and not withdrawn its written consent to the inclusion herein of the references to its name and the references to the cost curve information produced by it in the form and context in which they appear.

28.5 CRU has given and not withdrawn its written consent to the inclusion herein of the references to its name and the references to the cost curve information produced by it in the form and context in which they appear.

28.6 Barlow Jonker has given and not withdrawn its written consent to the inclusion herein of the references to its name and the references to the cost curve information produced by it in the form and context in which they appear.

28.7 Ernst & Young LLP has given and not withdrawn its written consent to the inclusion herein of its report in Part III – "Unaudited Pro Forma Financial Information", in the form and context in which it appears, and has authorised the contents of the part of this document which comprises its report for the purposes of Rule 5.5.3R(2)(f) of the *Prospectus Rules*.

29. Bases and sources

General

The Enlarged Xstrata Group operates in industries in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated and except as described below in relation to third party information:

- the industry and market data in this document have been extracted without material amendment from the Enlarged Xstrata Group's management records;
- the non-financial operating data included in this document have been extracted without material amendment from the Enlarged Xstrata Group's management records;
- the unaudited pro forma financial information included in this document in respect of the Enlarged Xstrata Group has been extracted without material amendment from the pro forma financial information contained in Part III – "Unaudited Pro Forma Financial Information";
- the financial information included in this document in respect of the Former Xstrata Group has been extracted without material amendment from the financial statements contained in the 2006 Xstrata Interim Report, the Xstrata Annual Reports and Accounts and the Company's accounting records;
- the financial information included in this document in respect of the Falconbridge Group has been extracted without material amendment from the financial statements and financial information contained in Part X – "Financial Information Relating to Falconbridge Group" and the Falconbridge Group's accounting records;
- the financial information included in this document in respect of Cerrejón and the Cerrejón Business has been extracted without material amendment from the audited financial statements in respect of Cerrejón and Cerrejón's accounting records; and
- the financial information included in this document in respect of Tintaya has been extracted without material amendment from the audited financial statements of Tintaya and Tintaya's accounting records.

Information from third party sources

The information contained in this document that has been extracted from a third party source comprises the market capitalisation information referred to in the section of this document headed "Presentation of Information – Market and industry information – Competitive statements" which is sourced from Bloomberg and Datastream and trading price information in respect of the Ordinary Shares on the London Stock Exchange which is sourced from Bloomberg, and cost curves information, as to which see the section of this document headed "Presentation of information – Cost curves". This information has been accurately reproduced and, so far as the Company is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

30. Expenses of the Rights Issue

Xstrata intends to raise approximately £2.9 billion (approximately US$5.5 billion) (net of costs and expenses) through the Rights Issue. Xstrata estimates that the aggregate costs and expenses of the Rights Issue will be approximately £54 million (approximately US$102 million).

31. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for so long as the Rights Issue remains open for acceptance for a period of 12 months following the date of publication of this document at the registered office of the Company and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS:

(a) the memorandum and articles of association of Xstrata;

(b) the Xstrata Annual Reports and Accounts, including the audited consolidated accounts and the independent auditors' reports for each of the years ended 31 December 2003, 2004 and 2005;

(c) the 2006 Xstrata Interim Report, including unaudited consolidated accounts for the six months ended 30 June 2006;

(d) the consent letters referred to in paragraph 28 of this Part VIII;

(e) the report of Ernst & Young LLP set out in Part III – "Unaudited Pro Forma Financial Information";

(f) the Provisional Allotment Letter;

(g) the documents incorporated by reference into this document as described in the section of this document headed "Relevant Documentation and Incorporation by Reference"; and

(h) this Prospectus.

32. Announcement of results of Rights Issue

The Company expects to make an appropriate announcement to a Regulatory Information Service giving details of the results of the Rights Issue and details of the sale of New Shares not taken up on Monday, 30 October 2006.

Part IX

Ore Reserves and Mineral Resources Information

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1. Former Xstrata Group Ore Reserves and Mineral Resources Report

The following is extracted without material amendment from the "Ore Reserves and Mineral Resources Report" published by Xstrata on 1 March 2006:

Ore Reserves and Mineral Resources in this report are reported in accordance with the 2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (the JORC Code), December 2004 unless otherwise stated. South African Coal Ore Reserves and Mineral Resources have been calculated according to the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves) this being similar to the JORC Code with only minor variations.

Ore Reserve and Mineral Resource information in the tables below is based on information compiled by Competent Persons (as defined by the JORC Code).

Each of the Competent Persons has the appropriate professional membership and the relevant experience in relation to the Mineral Resources and/or Ore Reserves being reported by them to qualify as a Competent Person as defined in the JORC Code. The Competent Persons have consented to the inclusion in the report of the matters based on their information in the form and context in which it appears.

The Ore Reserves and Mineral Resources figures in the following tables are as at 30 June 2005 unless otherwise stated.

Metric units are used throughout. All data is presented on a 100% basis. All tonnes and grade information has been rounded to reflect the relative uncertainty in the estimates; there may therefore be small differences in the totals. Mineral Resources are reported inclusive of those Mineral Resources modified to produce Ore Reserves.

Commodity prices and exchange rates used to estimate the economic viability of Ore Reserves are based on Xstrata long term forecasts at the time the estimate was calculated.

Definitions

The following definitions (as per the JORC Code 2004), or similar, have been applied in estimating the Ore Reserves and Mineral Resources position of the Former Xstrata Group disclosed within this document.

Mineral Resource: a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Inferred Mineral Resource: that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated Mineral Resource: that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured Mineral Resource: that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Ore Reserve: the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Probable Ore Reserve: the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved Ore Reserve: the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Alloys – Chrome

30 June 2005 (total mine basis)

				Ore Reserves				Mineral Resources		
				Run-of-mine		Saleable				
	% attributable[a]	Mining Method	Commodity	Proved (Mt)	Probable (Mt)	Proved (Mt)	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Operating Mines										
Waterval West Mine	82.5%	UG	Ore	7.9	1.1	0.0	1.7	13.8	1.0	1.2
			Cr_2O_3	24.9%	33.6%	41.9%	41.9%	41.0%	41.0%	41.0%
Kroondal Mine	82.5%	UG/OC	Ore	3.8	4.8	1.8	2.7	9.8	4.5	–
			Cr_2O_3	29.8%	28.8%	41.9%	41.9%	42.5%	42.5%	–
Kroondal Gemini (Kroondal extention)	50.0%	UG/OC	Ore	6.2	7.9	0.5	–	9.4	8.5	–
			Cr_2O_3	32.3%	28.8%	41.9%	–	42.5%	42.5%	–
Marikana East (Kroondal extention) [b]	73.3%	UG	Ore	–	–	–	–	5.4	3.1	–
			Cr_2O_3	–	–	–	–	40.0%	40.0%	–
Thorncliffe Mine	82.5%	UG/OC	Ore	22.3	10.3	18.2	6.7	32.7	14.7	26.6
			Cr_2O_3	39.9%	39.4%	42.0%	42.0%	40.3%	40.4%	40.1%
Helena Mine	82.5%	UG/OC	Ore	2.7	0.1	2.1	0.1	4.6	14.4	67.1
			Cr_2O_3	36.5%	35.5%	42.0%	42.0%	40.4%	40.0%	36.7%
Horizon/Chromeden Mine	82.5%	UG/OC	Ore	–	–	–	–	–	15.2	9.6
			Cr_2O_3	–	–	–	–	–	42.4%	42.0%
Sub total				43.0	16.3	22.6	11.1	75.6	61.3	104.5
Projects/Non-operating Mines										
Wonderkop	82.5%	UG	Ore	–	–	–	–	–	6.5	–
			Cr_2O_3	–	–	–	–	–	40.1%	–
Townlands Extension 9	82.5%	UG	Ore	–	13.7	–	8.0	–	15.0	–
			Cr_2O_3	–	33.0%	–	41.9%	–	41.7%	
De Grooteboom	82.5%	UG/OC	Ore	0.2	1.3	0.1	1.1	0.2	1.3	–
			Cr_2O_3	39.5%	39.5%	42.0%	42.0%	41.5%	41.5%	–
Boshoek	82.5%	OC	Ore	–	–	–	–	1.2	21.8	0.5
			Cr_2O_3	–	–	–	–	39.0%	39.9%	38.0%
Klipfontein/Waterval Reserve [c]	82.5%	UG	Ore	–	–	–	–	–	–	134.6
			Cr_2O_3	–	–	–	–	–	–	41.9%
Marikana West [d]	73.3%	UG	Ore	–	–	–	–	0.8	1.8	2.9
			Cr_2O_3	–	–	–	–	41.0%	41.0%	41.0%
Sub total				0.2	1.3	0.1	1.1	2.2	46.3	138.0
Alloys Total				43.2	17.6	22.8	12.2	77.8	107.6	242.5

Definitions

OC = open-cut; UG = underground

Notes

- Xstrata Alloy's chrome mining operations are all mining the chromitite deposits developed within the world renowned Bushveld Complex of South Africa. The Bushveld Complex is the largest known deposit of chrome ore in the world. The chrome ore are mined from shallow dipping (10° – 14°) tabular ore bodies referred to as the LG6/LG6A Chromitite Layers and the MG1 Chromitite Layer. The chromitite layers are mined mainly underground using trackless mechanized mining methods on a board-and-pillar mine lay-out design.
- Changes in the year on year tonnage and grade estimates are mainly due to mining depletion, and re-categorisation of resources and reserves due to additional geological information gained through exploration.
- The Ore Reserves have been estimated as ROM Ore Reserves and Saleable Ore Reserves to reflect the mining dilution and beneficiation process.

[a] Under the Pooling and Sharing Venture with Merafe Mineral Resources established in July 2004, Xstrata maintains 100% ownership but participates in pooled EBITDA as follows – Year 1: 89.0%, Year 2: 86.0%, Year 3: 82.5%. Vanadium assets are 100% owned and 100% attributable to Xstrata

[b] Marikana East is reported as a Resource subject to the conditions contained in the purchase agreement with SamancorCr.

[c] Klipfontein/Waterval Reserve is reported as a Resource subject to the conditions contained in the purchase agreement with Anglo Platinum.

[d] Marikana West is reported as a Resource subject to the conditions contained in the purchase agreement with SamancorCr.

Competent person

Pieter-Jan Grabe, Xstrata Alloys (SACNASP); Competent Person for both Mineral Resources and Ore Reserves

Alloys – PGMs and Vanadium

30 June 2005 (total mine basis)

	% attributable	Mining Method	Commodity	Ore Reserves Proved (Mt)	Ore Reserves Probable (Mt)	Mineral Resources Measured (Mt)	Mineral Resources Indicated (Mt)	Mineral Resources Inferred (Mt)	Competent Person[c]
PGM									
Mototolo JV	50.0%	UG[a]	UG2 Ore	–	–	37.3	12.1	–	DG/TR
			3PGE + Au g/t	–	–	3.96g/t	3.88g/t	–	
	100.0%	OC[b]	UG2 Ore	–	–	–	3.5	–	DG/PJG
			3PGE + Au g/t	–	–	–	3.87g/t	–	
Total				–	–	37.3	15.6	–	
Vanadium									
Rhovan	100%	OC	Ore	44.0	6.0	77.5	–	139.8	PJG/PJG
			V_2O_5	0.5%	0.7%	0.5%		0.5%	

Definitions
OC = open-cut; UG = underground

Notes
- The Mineral Resources and Ore Reserve estimates are tabulated on a total mine basis as at 30 June 2005.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- PGM grades are quoted as 3PGE + Au in g/t
- Xstrata Alloys' platinum mining operation is mining the platinum bearing UG2 Chromitite Layer of the Bushveld Complex of South Africa. The Bushveld Complex is the largest known deposit of PGM's in the world. The PGM ore is mined a shallow dipping (10° – 14°) tabular ore-body refered to as the UG2 Chromitite Layer. The chromitite layer will be mined underground using a trackless mechanized mining method on a board-and-pillar mine lay-out design.
- Vanadium grades are quoted as %V2O5
- Xstrata Alloys' vanadium mining operation is mining the metalifferous magnetite deposits developed within the Bushveld Complex of South Africa. The Bushveld Complex is one of the largest known deposits of magnetite ore in the world. The magnetite ore are mined from shallow dipping (6° – 25°) tabular ore bodies. The magnetite ore are mined in opencast pits.
- Changes in the year on year vanadium tonnage and grade estimates are solely due to mining depletion

[a] Tonnage Estimates taken from CBE Report – Anglo Platinum-Xstrata JV, Mototolo Project Geological Report, dated 17 February 2005, Dave Gray/Trevor Richardson
[b] Tonnage Estimates taken from geological report – A Merensky and UG2 Resource Estimate, Thorncliffe, dated 12 November 2002, Dave Gray/P-J Gräbe
[c] Competent Person for Ore Resources / Competent Person for Mineral Reserves.

Competent persons
DG = Dave Gray, Anglo Platinum (SACMASP).
TR = Trevor Richardson, Caracle Creek International Inc (SACNASP)
PJG = Pieter-Jan Gräbe, Xstrata Alloys (SACNASP)

Coal

Coal Australia

30 June 2005 (total mine basis)

				Coal Reserves		Marketable		Ore Resources			
Name of Operation	Ownership	Mining Method	Commodity	Proved (Mt)	Probable (Mt)	Proved (Mt)	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Competent Person[q]
Oakbridge Group			**Thermal Coal**	**236.6**	**49.7**	**167.2**	**35.5**	**770.1**	**329.4**	**621**	
Bulga OC[a]	68.3%	OC	Thermal Coal	82.5	–	56.7	–	242.5	8.9	–	PG/MFC
Beltana[b]	68.3%	UG	Thermal Coal	150.1	45.0	107.5	32.1	486.0	279.6	550	PG/MFC
Baal Bone OC	74.1%	OC	Thermal Coal	1.7	–	1.4	–	5.1	–	–	JHB/MFC
Baal Bone UG[c]	74.1%	UG	Thermal Coal	2.3	4.7	1.6	3.4	8.3	18.8	9	JHB/MFC
Running Stream OC	78.0%	OC	Thermal Coal	–	–	–	–	28.2	7.4	17	JHB
Running Stream UG	78.0%	UG	Thermal Coal	–	–	–	–	–	14.7	45	JHB
Maquarie Coal Joint Venture	**80.0%**		**Thermal Coal**	**34.3**	**25.7**	**26.4**	**16.9**	**79.2**	**253.2**	**182**	
West Wallsend[d]		UG	Thermal Coal	30.0	25.7	22.1	16.9	71.9	44.7	–	CFRP/MFC
Westside[e]		OC	Thermal Coal	4.3	–	4.3	–	5.2	–	–	CFRP/MFC
Cardiff Borehole		UG	Thermal Coal	–	–	–	–	–	12.4	22	CFRP
Mitchells Flat		OC/UG	Thermal Coal	–	–	–	–	–	112.5	160	CFRP
Teralba		UG	Thermal Coal	–	–	–	–	2.1	83.6	–	CFRP
Liddell Group	**67.5%**		**Thermal Coal**	**36.7**	**71.5**	**25.4**	**49.1**	**62.6**	**265.6**	**269**	
Liddell OC		OC	Thermal Coal	36.7	71.5	25.4	49.1	62.6	245.7	35	RWD/MFC
Liddell UG		UG	Thermal Coal	–	–	–	–	–	19.9	234	RWD
Cumnock	**84.0%**		**Thermal Coal**	**4.7**	–	**3.6**	–	**295.2**	**158.9**	–	
Opencut Stage 3		OC	Thermal Coal	4.7	–	3.6	–	5.5	–	–	CFRP/MFC
Opencut Other[f]		OC	Thermal Coal	–	–	–	–	285.7	112.7	–	CFRP
Underground		UG	Thermal Coal	–	–	–	–	4.0	46.2	–	CFRP
Mount Owen Complex	**100.0%**		**Thermal Coal**	**117.1**	**49.5**	**79.5**	**31.3**	**197.1**	**116.9**	**132**	
Mount Owen[g]		OC	Thermal Coal	61.4	46.6	38.2	29.4	54.4	69.3	55	ABP/MFC
Ravensworth East		OC	Thermal Coal	20.5	2.4	17.2	1.6	66.1	9.5	7	ABP/MFC
Glendell		OC	Thermal Coal	35.2	0.5	24.1	0.3	76.6	38.1	70	SJF/MFC
United[h]	**95.0%**	**UG**	**Thermal Coal**	**15.8**	–	**11.9**	–	**60.1**	**39.4**	**20**	RMD/MFC
Ulan	**90.0%**		**Thermal Coal**	**52.5**	**153.7**	**48.0**	**140.2**	**129.4**	**674.1**	**30**	
Ulan OC		OC	Thermal Coal	6.8	–	4.4	–	56.5	7.1	13	RMD/MFC
Ulan UG #3[i]		UG	Thermal Coal	31.0	74.4	29.4	66.3	56.6	320.3	–	RMD/MFC
Ulan UG West[j]		UG	Thermal Coal	14.7	79.3	14.2	73.9	16.3	346.7	17	RMD/MFC
Ravensworth Group	**100.0%**		**Thermal Coal**	**34.1**	–	**34.1**	–	**92.7**	–	–	
Narama		OC	Thermal Coal	15.4	–	15.4	–	18.5	–	–	JHB/MFC
Ravensworth West		OC	Thermal Coal	18.7	–	18.7	–	74.3	–	–	JHB/MFC
Subtotal – New South Wales				**531.8**	**350.1**	**396.1**	**273.0**	**1,686.4**	**1,837.5**	**1,254**	
Oaky Creek	**55.0%**		**Coking Coal**	**84.4**	**132.9**	**57.8**	**80.3**	**137.3**	**194.5**	**130**	
Oaky Creek OC		OC	Coking Coal	0.7	0.6	0.6	0.5	25.6	19.8	20	KJW/MFC
Oaky No. 1[k]		UG	Coking Coal	32.7	19.5	22.3	13.3	110.5	160.8	28	KJW/MFC
Oaky North[l]		UG	Coking Coal	51.0	112.8	34.9	66.5				KJW/MFC
Other		UG	Coking Coal					1.3	13.9	82	KJW
NCA	**55.0%**		**Coking/Thermal Coal**	**158.6**	**137.6**	**126.7**	**87.9**	**318.6**	**491.0**	**396**	
Newlands OC[m]		OC	Thermal Coal	58.5	36.4	46.6	16.8	91.3	71.2	71	TH/MFC
		OC	Coking Coal	17.8	19.9	12.4	13.0	19.8	32.9	22	TH/MFC
Newlands Northern UG		UG	Thermal Coal	33.2	–	27.2		76.8	–	–	TH/MFC
Newlands Southern UG[n]		UG	Thermal Coal	1.2	0.7	1.0	0.5	3.7	–	–	TH/MFC
Newlands Suttor Ck UG		UG	Thermal Coal	–	72.5	–	51.5	–	130.7	–	TH/MFC
Newlands Other[m]		OC/UG	Thermal Coal	–	–	–	–	68.1	88.3	127	TH
		OC/UG	Coking Coal	–	–	–	–	–	14.4	141	TH
Collinsville OC		OC	Thermal Coal	31.2	2.7	27.6	2.2	36.8	9.5	1	MB/MFC
		OC	Coking Coal	16.7	5.4	11.9	3.9	20.5	15.7	7	MB/MFC
Collinsville UG		UG	Thermal Coal	–	–	–	–	0.1	74.2	18	MB
		UG	Coking Coal	–	–	–	–	1.5	54.1	9	MB
Cook[o]	**95.0%**	**UG**	**Coking/Thermal Coal**	–	–	–	–	**65.5**	**61.0**	**750**	ABP
Rolleston[p]	**75.0%**	**OC**	**Thermal Coal**	**160.0**	**13.0**	**160.0**	**13.0**	**176.1**	**55.4**	**182**	PS/GM
Rolleston ML	75.0%	OC	Thermal Coal	160.0	13.0	160.0	13.0	176.1	35.9	–	PS/GM
Rolleston MDL & EPCs	75.0%	OC	Thermal Coal	–	–	–	–	–	19.5	182	PS
Togara North	**33.3%**		**Thermal Coal**	–	–	–	–	**305.5**	**376.8**	**460**	
Togara North OC		OC	Thermal Coal	–	–	–	–	37.0	22.2	30	KJW
Togara North UG		UG	Thermal Coal	–	–	–	–	268.6	354.6	430	KJW
Wandoan	**75.0%**	**OC**	**Thermal Coal**	–	–	–	–	–	**522.3**	**607**	GJ
Subtotal – Queensland				**403.0**	**283.5**	**344.5**	**181.2**	**1,003.0**	**1,701.0**	**2,525**	
Subtotal – Coal Australia				**934.8**	**633.6**	**740.6**	**454.2**	**2,689.4**	**3,538.5**	**3,779**	

Definitions

OC = open-cut; UG = underground

Notes

- With the exception of Rolleston ML, Teralba, Cardiff Borehole and Mitchells Flat, which were estimated in accordance with the September 1999 JORC Code, the estimates of Coal Resources and Coal Reserves presented in this table have been carried out in accordance with the "2004 Australasian Code for Reporting Exploration Results, Coal Resources and Coal Reserves (The JORC Code)" prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
- Coal Resources and Coal Reserves stated on a total mine basis include interests in Coal Resources and Coal Reserves attributable to minority interests in controlled entities and the interests of joint venture partners.
- Coal Resource and Coal Reserve estimates are subject to rounding and therefore totals may not add up.
- Unless otherwise stated, the product yields used to estimate Marketable Coal Reserves were derived from the "Resource Mastor" software developed by A&B Mylec. Inputs to this model are coal ply thickness and dilution. The model includes adjustments for plant efficiencies to calculate practical yields. The model is calibrated to historical plant performance and includes the closest large diameter borehole data to each mining block.
- Coal Resources are contained within the Sydney Basin (New South Wales), the Bowen Basin (Queensland) and the Surat Basin (Wandoan, Queensland).
- Coal Resources have been estimated for potentially mineable seams within mining or exploration leases and are limited by major cadastral, geological and economic boundaries. They are also constrained by the occurrence and quality of geological information.
- Coal Resources exclude areas where the seam has been affected by igneous bodies, extracted by mining and areas where coal has been sterilized by mining to 30 June 2005.
- Coal Resources are reported for the full coal seam thickness to a minimum thickness of typically 0.3m to 0.5m for opencut Coal Resources, and 1.5m to 2m for underground Coal Resources.
- Coal Resources do not include out-of-seam dilution. Underground Coal Resources are typically reported on a full seam or working section basis, and may contain a small amount of interseam dilution.
- Coal Resource tonnes have been reported using an appropriate in situ moisture basis for each deposit, ranging from 3% to 10% moisture. United Coal Resources are reported on an air dried basis.
- Coal Resources have been re-estimated for inclusion in this summary table (with the exception of Rolleston where the previous estimate has been adjusted for lease changes and Cook where the previous estimate has been adjusted for production). Revision of the totals includes changes to classifications of Coal Resource status due to exploration, geological reinterpretation and remodelling and changes to lease holdings.
- Adherence to the 2003 Australian Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves has resulted in some Measured Coal Resources being reclassified as Indicated and some Indicated Coal Resources being reclassified as Inferred when compared to the previous year.
- Other changes and notes relevant to the estimation of Coal Resources and Coal Reserves are listed below for specific projects.

(a) Bulga Opencut: Planned final highwall has been straightened increasing Coal Reserves by approximately 1.4Mt ROM.

(b) Beltana Underground: Changes in cutting height for Blakefield Seam increases Coal Reserves by approximately 14.1Mt ROM.

(c) Baal Bone Underground: Longwall block (LW) 25 shortened by 221m reducing Coal Reserves by 0.2Mt ROM.

(d) West Wallsend Mine plan has been significantly redesigned resulting in less overall longwall length and a decrease in Coal Reserves of 9.0Mt ROM. Yield has been re-correlated to washplant performance resulting in an overall decrease in Marketable Coal Reserves of 0.8Mt.

(e) Westside: Coal Resources reported for the Great Northern Seam include areas where this seam has been previously extracted by bord and pillar methods. Details of this extraction have been obtained from historical mine record tracings. The Coal Reserves are then further modified to account for additional losses incurred in the mining process.

(f) Cumnock – Opencut Other: In an area where leases overlap, Coal Resources have been classified as having potential for opencut extraction, assuming Ravensworth West will first mine several overlying seams.

(g) Mount Owen: Coal Resources in an area of high geological complexity have been classified as Indicated, although it may appear that sufficient information exists for classification as Measured status.

(h) United – Planned mains development moved away from the river/fault system; LWs 6, 7 & 8 shortened outbye; LWs 7 & 8 lengthened inbye through agreement with overlying Wanbo Mine; LWs 10 & 11 added in North East. These changes have resulted in an overall increase in Coal Reserves of 2.4Mt ROM.

(i) Ulan #3 Underground: Recent exploration has resulted in a change in the interpreted position of a major bounding fault, the Spring Gully Fault, which has reduced the overall Coal Resources by approximately 9Mt. The Ulan underground mine currently extracts the basal 3m of the 6-7m thick Ulan Seam. Coal plies above the underground mining section have been reported and included in the total Coal Resource. Coal Reserves for Ulan #3 UG are based on continuing to mine the basal 3m.

(j) Ulan West Underground: Coal Reserves for Ulan West Underground are based on mining the basal 3m as in Ulan #3 Underground, although investigations are underway for mining the upper plies by Longwall Top Coal Caving technique.

(k) Oaky Creek No. 1: Changes to the layout of the No. 1 Underground Mine to allow for the introduction of a second longwall unit has resulted in an increase in Coal Reserves of 15.3Mt ROM.

(l) Oaky Creek North: Provision has been made for more dilution for the Northern Underground Mine which has increased the Coal Reserves by 6.7Mt ROM.

(m) Newlands Opencut: Investigation of the extent of intrusives and LOX allow increase of Coal Resources (+85Mt) and Opencut Coal Reserves at Wollombi (+52.8Mt ROM).

(n) Newlands Southern Underground: Areas available for remnant pillar mining in the Southern Underground have been incorporated into the mine plan (+0.8Mt ROM).

(o) Cook: 2004 Coal Resources adjusted for mining in period 1 January 2005 to 30 June 2005 (not re-estimated).

(p) Rolleston: ML Coal Resource estimate of 2002 adjusted for exclusion of MDL/EPC areas which were re-estimated in June 2005.

(q) Competent Person for Coal Resources / Competent Person for Coal Reserves.

Competent persons

KJW = Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
JHB = John Bryan, Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
CFRP = Charles Parbury, Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
ABP = Andrew Paul, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
RMD = Robert Dyson, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
SJF = Sandy Frogley, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)
RWD = Rod Davis, Principal Consultant, Mining & Exploration Geology Services Pty Limited, Consulting Geologists (AusIMM)
TH = Todd Harrington, Geology Superintendent, NCA Coal Project (AusIMM)
PG = Peter Graham, Senior Geologist, Bulga Coal (AusIMM)
PS = Phil Sides, Senior Geologist, JB Mining Services Pty Ltd. (AIG)
GM = Greg Maiden, Runge Pty Ltd. (AusIMM)
MB = Mal Blaik, JB Mining Services Pty Ltd. (AusIMM)
GJ = Greg Jones, JB Mining Services Pty Ltd. (AusIMM)
MFC = Malcolm Cox, Business Development Manager, Xstrata Coal (AusIMM)

Coal South Africa

30 June 2005 (total mine basis)

Name of Operation	Ownership	Mining Method	Commodity	Coal Reserves: Recoverable Proved (Mt)	Coal Reserves: Recoverable Probable (Mt)	Coal Reserves: Marketable Proved (Mt)	Coal Reserves: Marketable Probable (Mt)	Coal Resources: Measured (Mt)*	Coal Resources: Indicated (Mt)*	Inferred (Mt)*	Competent Person
Tweefontein Division				**513.6**	**114.0**	**287.1**	**66.7**	**1,192**	**156**	**98**	**MS•**
Waterpan[a]	100.0%	UG/OC	Thermal Coal	65.5	14.2	41.5	9.4	207	36	6	
Boschmans[b]	100.0%	UG/OC	Thermal Coal	54.8	0.5	33.5	0.4	188	10	2	
Witcons[c]	100.0%	UG/OC	Thermal Coal	39.8	3.2	25.1	2.0	127	33	10	
South Witbank[d]	100.0%	UG/OC	Thermal Coal	77.9	14.2	38.7	9.0	143	33	14	
Goedgevonden[e]	100.0%	UG/OC	Thermal Coal	275.6	81.8	148.3	45.8	526	44	67	
iMpunzi Division				**152.9**	**5.9**	**92.7**	**3.8**	**388**	**24**	**14**	**MS•**
Phoenix[f]	100.0%	UG/OC	Thermal Coal	15.2	0.0	8.3	0.0	96	4	5	
Tavistock[g]	100.0%	UG/OC	Thermal Coal	59.8	5.6	35.7	3.8	127	17	9	
ATC[h]	50.0%	UG/OC	Thermal Coal	15.1	0.2	10.4	0.0	38	2	0	
ATCOM[i]	50.0%	OC/UG	Thermal Coal	62.7	0.0	38.4	0.0	127	1	0	
Mpumalanga Division				**42.3**	**0.0**	**25.4**	**0.0**	**216**	**0**		**MS•**
Tselentis[j]	100.0%	UG/OC	Thermal Coal	26.3	0.0	16.3	0.0	70	0	0	
Spitzkop[k]	100.0%	UG/OC	Thermal Coal	16.0	0.0	9.1	0.0	146	0	27	
Mines operated by Ingwe				**358.8**	**69.3**	**301.3**	**61.0**	**1,001**	**80**	**69**	**CDv.N•**
DTJV[l]	16.0%	OC/UG	Thermal Coal	358.8	69.3	301.3	61.0	1,001	80	69	
Undeveloped[m]	100.0%		Thermal Coal	**0.0**	**0.0**	**0.0**	**0.0**	**103**	**838**	**1,681**	
Subtotal – South Africa				**1,067.6**	**189.2**	**706.6**	**131.5**	**2,900**	**1,097**	**1,862**	

Definitions

OC = open-cut; UG = underground

Notes

- The estimates of Coal Resources and Coal Reserves presented in this table have been calculated according to the SAMREC Code (South African Code for Reporting of Coal Resources and Coal Reserves) and are also JORC (Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves) compliant.
- Coal Resources and Coal Reserves stated on a total mine basis include interests in Coal Resources and Coal Reserves attributable to minority interests in controlled entities and the interests of joint venture partners. Figures are subject to rounding and therefore totals may not add up.
- Coal Resources and Recoverable Coal Reserves are quoted on an air dried moisture basis.
- Marketable Coal Reserves are quoted on an as-received moisture basis, with the exception of Ingwe managed mines which are quoted on air dried basis.
- Marketable Coal Reserves for managed operations are based on theoretical yields for a 27.5MJ/kg export quality product, adjusted by practical plant factors based on current operational performance.
- Marketable Coal Reserves for Tavistock are based on a 27.5MJ/kg primary wash, plus a 25MJ/kg wash of the primary rejects.
- Marketable Coal Reserves for Waterpan, Boschmans, Witcons and Goedgevonden are based on a 27.5MJ/kg primary wash for the select seams and a 22MJ/kg (domestic power generation product) primary wash for the Upper Seams
- Marketable Coal Reserves for Ingwe managed mines are as received from Ingwe, based on a mix of export and domestic products.
- Coal Resources and Coal Reserves for operations are contained within fully permitted areas, with the exception of those stated under individual operations.
- The undeveloped Coal Resources are not fully permitted.

(a) Waterpan: ROM Reserve – 0.4 Mt mined from Jan 05 to June 05, 14.5 Mt of low quality upper seam (domestic power generation) included as opencast reserves , 9.1 Mt of 2 Seam stooping included, 3.8 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 3.0 Mt increase due to higher extraction factor after reclassification of 4 seam underground to opencast,1.2 Mt increase in 5 seam due to higher extraction factor used to calculate reserves. Resource – 0.6 Mt mined from Jan 05 to June 05, 19.9 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 16.1 Mt of 2 Seam stooping included, 5.3 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling.

(b) Boschmans: ROM Reserve – 1.7 Mt mined from Jan 05 to June 05, 4.2 Mt of low quality upper seam (domestic power generation) included as opencast reserves , 1.9 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling,1.7 Mt increase in 1 seam from re-modelling and re-classification, 5.5 Mt additional 2 seam reserves planned as opencast reserves after re-classification, 2.6 Mt additional 4 seam reserves planned as underground reserves after re-classification. Resource – 3.6 Mt mined from Jan 05 to June 05, 5.1 Mt of low quality upper seam (domestic power generation) included as opencast reserves , 2.7 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 2.2 Mt increase in 1 seam from re-modelling and re-classification, 20.7 Mt 2 seam resources excluded due to poor quality and sub-outcrop changes from re-modelling and re-classification after infill drilling, 8.4 Mt decrease from exclusion of 4 seam pillar resources.

(c) Witcons: ROM Reserve – 1.0 Mt mined from Jan 05 to June 05, 4.4 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 1.2 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 1.7 Mt increase in 4 seam from ATC re-allocation, 2.1 Mt increase in 2 seam from increase in select mining horizon thickness after re-interpretation and re-modelling. Resource – 1.2 Mt mined from Jan 05 to June 05, 6.1 Mt of low quality upper seam (domestic power generation) included as opencast reserves, 1.7 Mt additional 4 seam opencast from sub outcrop drilling and re-modelling, 3.0 Mt increase in 4 seam from ATC re-allocation, 3.0 Mt increase in 2 seam from increase in select mining horizon thickness after re-interpretation and re-modelling.

(d) South Witbank: ROM Reserve – 1.9 Mt mined from Jan 05 to June 05, 3.1 Mt increase in 2 seam from additional drilling and re-modelling, 5.7 Mt decrease from 4 seam allocated to Tavistock, 7.1 Mt increase in 4 seam from increase in select mining horizon thickness after re-interpretation and re-modelling, 10.0 Mt decrease in 4 seam from exclusion of stooping reserves due to geotechnical considerations, 4.6 Mt increase in 4 seam pillars from re-calculation of primary extraction. Resource – 3.4 Mt mined from Jan 05 to June 05, 3.7 Mt increase in 2 seam from additional drilling and re-modelling, 9.7 Mt decrease from 4 seam allocated to Tavistock, 9.5 Mt increase in 4 seam from increase in select mining horizon thickness after re-interpretation and re-modelling, 17.9 Mt decrease in 4 seam from exclusion of stooping reserves due to geotechnical considerations,7.4 decrease in 4 seam from re-classification and re-modelling. 8.1 Mt increase in 4 seam pillars from re-calculation of primary extraction.

(e) Goedgevonden: ROM Reserve – 0.5 Mt mined from Jan 05 to June 05, 91.7 Mt increase from re-classification and inclusion of additional opencast in mine plan, 170.5 Mt of low quality upper seam (domestic power generation) included in opencast. Includes 81.8 Mt in Zaaiwater block which is not fully permitted. Resources – 0.6 Mt mined from Jan 05 to June 05, 288.5 Mt increase from reporting full seam, 3 Mt decrease in 5 seam from sub outcrop drilling and re-modelling.

(f) Phoenix: ROM Reserve – 0.8 Mt mined from Jan 05 to June 05, 1.4 Mt decrease in 4 seam from suboutcrop drilling and re-modelling, 1.0 Mt 2 seam excluded due to low CV and Vols from infill drilling and re-modelling. Resources – 1.4 Mt mined from Jan 05 to June 05, 4.5 Mt increase in 4 seam resources from re-classification and re-modelling, 7 Mt 2 seam excluded due to low CV and Vols from infill drilling and re-modelling.

(g) Tavistock: ROM Reserve – 1.9 Mt mined from Jan 05 to June 05, 5.7 Mt increase from 4 seam re-allocated from South Witbank, 4.0 Mt increase in 4 Seam from re-classification and remodelling. Resources – 3.4 Mt mined from Jan 05 to June 05, 9.7 Mt increase from 4 seam re-allocated from South Witbank.

[h] ATC: ROM Reserve – 1.2 Mt mined from Jan 05 to June 05, 1.7 Mt decrease from 4 seam opencast re-allocated to Witcons, 3.5 Mt decrease in 2 Seam stooping due to geotechnical considerations. Resources – 2.1 Mt mined from Jan 05 to June 05, 3.0 Mt decrease from 4 seam opencast re-allocated to Witcons, 4.5 Mt decrease in 2 Seam stooping due to geotechnical considerations, 4.4 Mt decrease in 2 and 4 seam allocated back to Rietspruit.

[i] ATCOM: ROM Reserve – 2.0 Mt mined from Jan 05 to June 05, 7 Mt increase in 4 seam from additional opencast included, 9 Mt decrease from 2 seam excluded along sub outcrop due to quality constraints. Resources – 2.3 Mt mined from Jan 05 to June 05, 2.0 Mt increase in 1 seam from re-classification and re-modelling.

[j] Tslentis: ROM Reserve – 1.8 Mt mined from Jan 05 to June 05. Resources – 3.0 Mt mined from Jan 05 to June 05.

[k] Spitzkopf: ROM Reserve – 0.7 Mt mined from Jan 05 to June 05, 14.0 increase in B and C seam from re-classification and re-modelling. Resources – 1.2 Mt mined from Jan 05 to June 05, 45.7 Mt increase in B and C seam from re-classification and re-modelling.

[l] ROM Reserve – 31.2 Mt mined from June 04 to June 05, 5.9 Mt increase from revised mining lay-out for Kleinkopje/Steenkoolspruit, 9.81 Mt decrease from re-modelling. Resources – increase from pillars included.

[m] Due to the promulgation of the new Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002) no new drilling programs were conducted on any of the Undeveloped Resource areas as at 30 June 2005. With the implementation of the new Act all valid prospecting permits reverted back to Un-used Old Order Rights. Xstrata Coal South Africa has applied for New Order Prospecting rights over all the undeveloped Resource areas. New Order Prospecting rights were isued over Zaaiwater, Mooifontein, and Sara-Buffels and work has commenced on these projects. The resources reported as at 30 June 2005 are identical to those reported as at 31 December 2004.

Competent persons

ID = Ian Douglas, Xstrata Coal (AusIMM)

MS = Marius Smith, Xstrata Coal (SACNASP)

CD v. N = C D van Niekerk, BHP Billiton Energy Coal (SACNASP)

Copper

30 June 2005 / 31 December 2005 (total mine basis)

Name of Operation	% ownership	Mining Method	Commodity	Ore Reserves Proved (Mt)	Ore Reserves Probable (Mt)	Mineral Resources Measured (Mt)	Mineral Resources Indicated (Mt)	Mineral Resources Inferred (Mt)	Competent person[h]
Mount Isa	**100.0%**								
X41 Mine 1100 & 1900 Orebodies[a] [d]		UG	Ore	35	12	61	20	20	IH/MJ
			% Copper	2.2%	1.8%	2.3%	1.8%	2%	
Enterprise Mine 3000 & 3500 Orebodies[b]		UG	Ore	33	6.7	57	12	2	IH/MJ
			% Copper	3.6%	3.2%	3.5%	2.9%	2.4%	
Open Pit[c][d]		OC	Ore	–	–	98	69	110	JM
			% Copper	–	–	1.4%	1.2%	1%	
Ernest Henry	**100.0%**								
Open Cut[e]		OC	Ore	48	22	48	22	1	CS
			% Copper	1.0%	0.9%	1.0%	0.9%	0.4%	
			Gold g/t	0.5	0.4	0.5	0.4	0.2	
Underground[e]		UG	Ore	–	–	–	21	23	CS
			% Copper	–	–	–	1.5%	1.4%	
			Gold g/t	–	–	–	0.7	0.7	
Bajo de la Alumbrera[f]	**50.0%**	OC	Ore	360	23	380	27	–	LR
			% Copper	0.46%	0.42%	0.47%	0.42%	–	
			Gold g/t	0.51	0.43	0.51	0.50	–	
Las Bambas[g]	**100.0%**		**Ore**				**200**	**100**	**EO**
			% Copper				**1.2**	**0.9**	
			Molybdenum ppm				**210**	**100**	
			Gold g/t				**0.12**	**0.08**	
Ferrobamba skarn		OC	Ore	–	–	–	84	30	EO
			% Copper	–	–		1.7	0.9	
			Molybdenum ppm	–	–		270	100	
			Gold g/t	–	–		0.20	0.2	
Ferrobamba other		OC	Ore	–	–	–	48	30	EO
			% Copper	–	–		0.82	0.7	
			Molybdenum ppm	–	–		200	100	
			Gold g/t	–	–		0.08	0.04	
Chalcobamba skarn		OC	Ore	–	–	–	33	40	EO
			% Copper	–	–		1.1	1.0	
			Molybdenum ppm	–	–		160	100	
			Gold g/t	–	–		0.05	0.05	
Chalcobamba other		OC	Ore	–	–	–	16	2	EO
			% Copper	–	–		0.71	0.8	
			Molybdenum ppm	–	–		200	90	
			Gold g/t	–	–		0.03	0.05	
Sulfobamba skarn		OC	Ore	–	–	–	14	8	EO
			% Copper	–	–		1.1	0.7	
			Molybdenum ppm	–	–		140	100	
			Gold g/t	–	–		0.04	0.04	
Sulfobamba other		OC	Ore	–	–	–	7.6	0.0	EO
			% Copper	–	–		0.86		
			Molybdenum ppm	–	–		200		
			Gold g/t	–	–		0.04		

Definitions

OC = open-cut; UG = underground

Notes

- All Ore Reserve and Mineral Resource estimates in the table represent the position at 30 June 2005, with the exception of Bajo de la Alumbrera for which the Ore Reserve and Mineral Resource estimates presented are current as of 31 December 2005
- The term 'Ore Reserve', as used in this public statement in accordance with Australian practice, has the same meaning as 'Mineral Reserve' as defined in The Code for Reporting of Mineral Exploration Results, Mineral Resources and Ore Reserves (The Reporting Code), October 2001 edition
- Rounding to two significant figures has been applied generally to tonnage and grade estimates with rounding to one significant figure applied in most cases to Inferred Mineral Resources.

[a] Mount Isa X41 Copper Mine 1100 and 1900 Orebodies: Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Additions to Ore Reserves of 13 million tonnes at 2.0% copper have resulted from the engineering reviews carried out during the year. Further work is continuing to evaluate the Measured and Indicated Mineral Resources for conversion to Ore Reserves using different mining methods and economic parameters. Mine production of 2.5 million tonnes at 2.4% copper since end June 2004 depleted the Ore Reserve and Mineral Resource. Additional depletion of the Mineral Resource and Ore Reserve has occurred due to sterilisation of ground adjacent to stopes mined out during the year. Mineralisation occurs generally as breccia hosted massive to disseminated chalcopyrite in "silica dolomite" altered pyritic dolomitic siltstone.

[b] Enterprise Mine 3000 and 3500 Orebodies: Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Additions to the Ore Reserve of 2.0 million tonnes at 3.2% copper have resulted from the engineering reviews carried out during the year. Further work is continuing to evaluate the Measured and Indicated Mineral Resources for conversion to Ore Reserves using different mining methods and economic parameters. Mine production of 3 million tonnes at 3.97% copper since end June 2004 depleted the Ore Reserve and Mineral Resource. Additional depletion of the Mineral Resource and Ore Reserve has occurred due to sterilisation of ground adjacent to stopes mined out during the year. Mineralisation occurs generally as breccia hosted massive to disseminated chalcopyrite in "silica dolomite" altered pyritic dolomitic siltstone.

[c] Mount Isa Open pit: Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. The Mineral Resource estimate is based on a block model built with grade interpolation by ordinary kriging. The Mineral Resource has been reported inside an optimised pit shell using a cut off grade of 0.5% Cu. The Mineral Resource has been re-modelling and recategorised on the basis of the drilling performed for pre-feasibility study of the Mount Isa Open Pit during the previous two years. Copper mineralisation occurs generally as breccia hosted massive to disseminated

copper minerals in "silica dolomite" altered pyritic dolomitic siltstone. Approximately 60% of the copper resource is in primary chalcopyrite, the remainder being oxidised or partially oxidised, with a minor amount of supergene chalcocite mineralisation.

(d) Underground -Open Pit Overlap: In estimating the open pit Mineral Resource, some overlap exists between the X41 Mine underground copper Mineral Resource and the open pit. The extent of double counting in copper Mineral Resources between open pit and underground is indicated by the following tonnages of X41 underground copper Mineral Resource as reported above which are included also in the above open pit copper Mineral Resource (Measured: 1.2 Mt @ 1.6% Cu, Indicated: 4.4 Mt @ 1.6% Cu, 13.3 Mt @ 2.2% Cu)

(e) Ernest Henry: Ore processing of 11.3 million tonnes at 1.22% Cu, 0.62 g/t Au since end June 2004 depleted the Ore Reserve and Mineral Resource. Ore Reserve and Mineral Resource estimates are based on the current block model built with grade interpolation by ordinary kriging reporting to blocks with dimensions of 20m x 20m x 16m. The block model is developed from approximately 118,143 metres of resource drilling, predominantly diamond core and lesser reverse circulation percussion of which approximately 84,593 metres has been sampled and assayed. First pass classification of resource blocks to Measured, Indicated and Inferred categories for the open pit Mineral Resource estimate is based on a three-stage search strategy. Blocks estimated using a smaller search volume are categorised as Measured with blocks estimated using a larger search volume categorised as Indicated. Inferred blocks are categorised using the Indicated search volume but with relaxation of sample selection criteria. Individual blocks categorised as Inferred on first pass were upgraded to Indicated where the block was completely surrounded by Measured and/or Indicated blocks. The categorisation is over-ridden manually in areas of sparse drilling and geological uncertainty. Quantified copper grade errors for Measured, Indicated and Inferred are ±5%, ±10% and ±30% respectively at 90% confidence limits over a quarterly (3 month) production period. These errors are based on a forward-looking conditional simulation study and are supported by historical mill reconciliation data. For the underground Mineral Resource estimate, blocks which would be categorised as Indicated and Inferred according to the above categorisation strategy are assigned to the Inferred category while blocks which would be categorised as Measured are assigned to the Indicated category, reflecting lower confidence in the estimate at the higher underground cut-off grade. Open pit Mineral Resources occur inside the Stage 7 life-of-mine pit design utilising Measured, Indicated and Inferred resource blocks and are reported above a cut-off grade of 0.27% Cu. Proved and Probable Ore Reserves are defined as all mineralisation of the appropriate confidence category above cut-off grade within the designed life-of-mine ultimate pit. Underground Mineral Resource includes all material below (down dip from) the current life of mine plan pit above a 1.5% copper equivalent cut off, where the copper equivalent credits both copper and gold values on the basis of CuEq = Cu % + 0.73 x Au g/t. The underground Mineral Resource remains open at depth. Copper and gold mineralisation occurs in a breccia comprised of strongly altered and replaced intermediate volcanic fragments in a matrix assemblage of predominantly magnetite, chalcopyrite and carbonate. Copper occurs as chalcopyrite and gold is strongly associated with chalcopyrite.

(f) Bajo de la Alumbrera: As at 31 December 2005. The Proven Reserves include 100 million tonnes @ 0.35 % Cu, 0.40 g/t Au of Medium and Low-Grade material stockpiled for future treatment. This Statement is calculated based on a Resource Block Model (ALUJ) which was constructed using Ordinary Kriging interpolation within geological constraints from an assay database comprising some 79,000 metres of diamond drilling and 14,000 metres of reverse circulation drilling. Ore Reserves are based on a pit optimisation (Pit 637) performed on the ALUJ Resource Block Model, and are reported using an economic cut-off grade of 0.27% copper equivalent. The economic cut-off is based on appropriate dilution factors and metallurgical recoveries, and uses commodity prices of US$350 per ounce of gold and US$0.90 per pound of copper. The Stripping Ratio (S.R.) for Pit 637 is 1.9; S.R. is defined as the in-pit tonnes of waste divided by the in-pit tonnes of ore. No stockpiled ore is considered in this figure. Identified Mineral Resources are generated from pit optimisation studies using possible future technical and economic scenarios (Pit 636), to define mineralisation which might in whole or in part become economically extractable. Identified Mineral Resources are reported on the basis of a payable copper equivalent grade of 0.27%. 18.0 million tonnes of Proven and Probable Reserves have been mined and processed during the six months to December 31st 2005 from the June 30th, 2005 Ore Reserve. The ultimate pit slopes design was based on Call & Nicholas Inc. recommendations (CNI, Tucson AZ, USA). Primary sulphide mineralisation comprises disseminated, vein and fracture controlled chalcopyrite in altered Dacite and Andesite host rocks, with chalcocite and covellite in the Enriched zone.

(g) Las Bambas:

- The Las Bambas district is located in the central part of the Andahuaylas-Yauri copper (Mo, Au) skarn-porphyry belt in south-central Peru 75 kms south-southwest of Cuzco. Access to Las Bambas is by 224 kms of unimproved road from Cuzco.
- The Las Bambas district consists of a thick sequence of tightly folded Cretaceous sedimentary rocks that have been intruded by irregularly shaped plutons, stocks, sills and dikes of the Oligocene to Miocene Andahuaylas-Yauri batholith. Skarn-related alteration and mineralization is associated with the younger quartz monzodiorite to granodiorite suite of intrusive rocks that are in contact with carbonate rocks of the Ferrobamba Formation. The porphyry-style alteration and mineralization occurs in the quartz monzodiorite to granodiorite intrusive rocks. The main copper-bearing minerals are sulphides (bornite, chalcopyrite, and chalcocite) with oxides and carbonates near surface.
- Exploratory and resource delineation drilling during 2005 was concentrated on three potential open-pit deposits within the Las Bambas district, Ferrobamba, Chalcobamba and Sulfobamba. Drilling at Ferrobamba has defined a Resource with a horizontal dimension of 1,200 m east to west and north to south and to an average depth of 205 m below the surface. At Chalcobamba, drilling has defined a Resource with an east-west and north-south dimension of 1,000 m and to an average depth below surface of 180 m. Drilling at Sulfobamba has defined a Resource with a horizontal dimension of 1,200 m east to west, 1,000 m north to south and to an average depth of 215 m below surface.
- Mineral Resource estimates are based on diamond drilling completed in 2005: 109 drill holes with a total length of 26,840 m at Ferrobamba, 66 drill holes with a total length of 14,764 m at Chalcobamba and 62 drill holes with a total length of 14,406 m at Sulfobamba. In addition, 40 pre-2005 drill holes from past explorers, with a total length of 5,156 m, were included in the Mineral Resource estimation.
- AMEC (Peru) S.A. was retained by Xstrata Copper (Peru) S.A. to monitor and report quality assurance/quality control (QA/QC) results for Xstrata's 2005 Las Bambas drill program. The drill program submitted a total of 30,045 core samples to the primary Lab, BS Inspectorate laboratory, including 3,562 QA/QC samples. The Cu assays of the 2005 drilling exploration campaign at Las Bambas are considered to be sufficiently precise and accurate for resource estimation.
- QA/QC coverage of the pre-2005 drill holes was reviewed and found to be deficient. As a result, those parts of the Mineral Resources which would have been categorised as Indicated but which were majority dependant on pre-2005 drilling were reclassified to Inferred.
- Grade interpolation for Cu, Mo, and Au was completed within lithological domains using inverse distance weight techniques with composites of 15 m length interpolating to blocks 20x20x15 m. Mineral Resources were categorised as Indicated based on a minimum of 3 composites, a maximum of 6 composites, with a maximum of 2 composite per drill hole and within 50 m to the nearest composite. Drill hole spacing for Indicated Resource would broadly correspond to a 70 m grid. AMEC (Peru) S.A. has calculated the confidence limits for determining appropriate drill grid spacing for Indicated Resource. The statistical criterion used for Indicated Resource is that a yearly ore production should be known to at least +/-15 percent with 90 percent confidence. A drill grid spacing of 70 m gives a 90 percent confidence interval of +/-8 percent on an annual basis. The drill spacing of 70 m is well within the suggested limits of +/-15 percent. The drill spacing of 70 m was selected to ensure that the continuity of grade, along with the extent and shape of the mineralization, is sufficiently delineated to give a reliable estimate of tonnes and grade.
- Inferred Resource was based on a minimum of one composite, to a maximum of 6 composite, with a 1 drill hole minimum, and a distance of 75 m to nearest composite. Drill hole spacing for Inferred would correspond to a 100 m grid.
- A comprehensive coverage of density measurements from the various rock types was generated during the 2005 drilling program. Model blocks were tagged with the corresponding rock type and subsequently assigned the average density for that rock type.
- No metallurgical assumptions have been made in the resource estimation. No differentiation between oxide, transitional and sulphide zones has been attempted in this initial estimate.
- Mineral Resource estimates in the table are reported to a cut-off grade of 0.5% total copper. While no specific economic studies were undertaken to justify this cut-off grade, it is considered to be a reasonable first approximation to an economic cut-off for the type and scale of operation anticipated for the Las Bambas deposits.
- All deposits remain open at depth with no indication that mineralization is decreasing in quality or quantity; therefore, there is good potential that additional Mineral Resources will be added with continued deeper drilling. In addition, near-surface Mineral Resources have not been completely closed off so that potential exists for incremental increases in tonnage with further drilling.
- A drilling program of 100,000 m is planned for 2006. The program will focus on further resource delineation at the three deposits drilled in 2005, including the search for resource extensions to depth. Initial drill tests of two other deposits, Charcas and Azuljaja, will also be completed.

(h) Competent Person for Mineral Resource / Competent Person for Ore Reserve; where only one set of initials are listed, the same Competent Person is responsible for both Mineral Resources and Ore Reserves

Competent persons
MJ = Myles Johnston, Xstrata Copper (AusIMM)
IH = Ian Holland, Xstrata Copper (AusIMM)
CS = Cameron Schubert, Xstrata Copper (AusIMM)
JM = Jeffrey Moncrieff, Xstrata Copper (AusIMM)
LR = Luis Rivera, Xstrata Copper (AusIMM)
EO = Edward Orbock, Amec (AusIMM)

Zinc

30 June 2005 (total mine basis)

Name of Operation	% ownership	Mining Method	Commodity	Ore Reserves		Mineral Resources			Competent person[f]
				Proved (Mt)	Probable (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	
Mount Isa	100.0%								
Isa Lead Mine[a]		UG	Ore	0.4	–	1.0	0.1	–	RW/SK
			% Zinc	5.9%	–	7.3%	4.2%	–	
			% Lead	4.7%	–	6.3%	11.0%	–	
			Silver g/t	140	–	180	280	–	
Black Star Open Cut[b]		OC	Ore	23.9	3.0	23.5	2.9	2	JM/JM
			% Zinc	5.1%	4.2%	5.2%	4.4%	5%	
			% Lead	3.0%	2.5%	3.1%	2.7%	4%	
			Silver g/t	57	52	60	57	70	
Mount Isa Open Pit – Excl. Black Star[c]		OC	Ore	–	–	84.5	67.6	160	JM/JM
			% Zinc	–	–	4.1%	4.0%	4%	
			% Lead	–	–	3.5%	3.4%	3%	
			Silver g/t	–	–	82	83	59	
George Fisher[d]	100.0%								
George Fisher South (Hilton) Orebodies		UG	Ore	10.0	8.1	22.0	11.0	8	MH/DG
			% Zinc	7.8%	7.8%	8.9%	8.9%	10%	
			% Lead	5.6%	5.5%	6.5%	6.1%	6%	
			Silver g/t	130	120	150	130	100	
George Fisher North Orebodies		UG	Ore	11.4	9.6	14.0	22.0	50	MH/DG
			% Zinc	8.8%	8.3%	10.0%	9.3%	9%	
			% Lead	4.7%	4.0%	5.1%	4.0%	5%	
			Silver g/t	92	82	100	78	80	
McArthur River[e]	75.0%								
Open Cut		OC	Ore	–	52.3	100.0	48.0	–	SP/DH
			% Zinc	–	10.0%	12.0%	9.3%	–	
			% Lead	–	4.4%	5.0%	4.6%	–	
			Silver g/t	–	45	50	45	–	
Woyzbun South Zone		UG	Ore	–	–	8.3	–	–	SP/DH
			% Zinc	–	–	14.0%	–	–	
			% Lead	–	–	5.6%	–	–	
			Silver g/t	–	–	58	–	–	

Definitions
OC = open-cut; UG = underground

Notes

- Rounding to two significant figures has been applied generally to tonnage and grade estimates with rounding to one significant figure applied in most cases to Inferred Mineral Resources.
- The term 'Ore Reserve', as used in this public statement in accordance with Australian practice, has the same meaning as 'Mineral Reserve' as defined in The Code for Reporting of Mineral Exploration Results, Mineral Resources and Ore Reserves (The Reporting Code), October 2001 edition.

(a) Mount Isa Lead Mine: Lead-zinc-silver mineralisation occurs in galena- and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstones. Mine production totalling 0.8 million tonnes at 4.4 % Pb, 5.1 % Zn and 122 g/t Ag depleted the Ore Reserve and Mineral Resource. Resource categorisation is based upon consideration of orebody continuity, structural complexity, metallurgical knowledge and data coverage. The reduction in the resource reflects the elimination of the Isa Pit / Lead mine overlap. The reserve tonnage reflects the production schedule for the last six months of the mine's life.

(b) Black Star Open Cut: Lead-zinc-silver mineralisation occurs in galena and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstones. Approximately 85% of the lead-zinc-silver Resource is primary sulphide, the remainder being considered as transitional (mixed primary sulphide and secondary oxide/carbonate) mineralisation. Mine production totalling 0.3 million tonnes at 4.6 % Zn 3.2 % pb and 45 g/t Ag depleted the Ore Reserve and Mineral Resource. Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. The resource mineralisation occurs inside a designed Stage 4 pit utilising Measured, Indicated and inferred resource blocks. It is reported above a 16.55 NSR (Net Smelter Return). The Mineral Resource estimate is based on a block model built with grade interpolation by ordinary kriging reporting to blocks with dimensions of 6mE x 15mN x 8mRl. The Resource model is developed from approximately 1,020,350m of diamond drilling, 18,400m of RC drilling and 168,200m of underground sampling. Potential revenue from the oxidised portion of the silver-lead-zinc mineralisation has not been used in the optimisation nor has this mineralisation been reported as Mineral Resource. The Black Star Proved and Probable reserve does not include the Lead Mine Proved and Probable reserve within the Black Star pit.

(c) Mount Isa Open Pit: Lead-zinc-silver mineralisation occurs in galena and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstones. Approximately 85% of the lead-zinc-silver Resource is primary sulphide, the remainder being considered as transitional (mixed primary sulphide and secondary oxide/carbonate) mineralisation. The Identified Mineral Resource has been re-modelling and reclassification on the basis of the pre-feasibility drilling performed for Isa Open Pit as well as the feasibility drilling for the Black Star Open Cut during the previous two years. The Black Star Open Cut Resource has been removed from the Isa Open Pit and is reported separately. Mineral Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage. Pit optimisation was applied to the new Resource block model, using Measured, Indicated and Inferred Mineral Resources, and a pit shell was generated. Mineral Resources have been reported inside this pit shell using a cut off 16.55 NSR (Net Smelter Return). The NSR is calculated on a recoverable payable basis, taking lead, zinc and silver grades, metallurgical recoveries, prices and realisation costs into account. Depending on lead silver credits. Potential revenue from the oxidised portion of the silver-lead-zinc mineralisation has not been used in the optimisation nor has this mineralisation been reported as Mineral Resource.

(d) George Fisher North & South Orebodies: Lead-zinc-silver mineralisation occurs in galena- and sphalerite-rich bedding parallel horizons in dolomitic and variably carbonaceous pyritic shales and siltstones. Mine production totalling 2.6 million tonnes at 5.1% Pb, 8.7% Zn and 114 g/t Ag depleted the Ore Reserve and Mineral Resource. Orebody re-interpretation, re-modelling and reclassification of the Identified Mineral Resources were completed on the basis of additional geological information and operating experience during the year. Classification is based on assessment of orebody continuity, structural complexity and

adequacy of data coverage. Total Ore Reserve tonnage increased by 15.7 million tonnes due to additional drilling, improved resource to reserve conversion favourable metal prices and orebody re-interpretation. 2005 reserve Silver, Lead and Zinc grades were lower than 2004 grades mainly due to change in the dilution estimation process and favourable metal prices. Stope geotechnical performance in C and D ore bodies was continually monitored in 2004/05. Modified Dilution Graph, RQD Plots & Stable Beam Theory based stope designs were used in C and D orebody. Historical dilution values were used where limited geotechnical data was available.

(e) McArthur River: Underground Mine production of 1.52 million tonnes at 12.1% Zn, 5.3% Pb and 52 g/t Ag depleted the Ore Reserve and Mineral Resource during 2004-2005. As of 1 July 2005, all identified Mineral Resource and reserves tabulated here except for Woyzbun south are reported within designed pit shells and there is a reasonable prospect that these resources will be mined at some stage in the future by open pit methods. Resource that fall outside the ulimate pit shell (other than Woyzbun south) are not reported. The reported open pit resources include the depletion of 10 years of reconciled underground mining production totalling 10MT of measured resource. Measured Resource are classified by successful underground mining, miling and reconciliation of areas of number 2, 2/3, 3, 4 and 5 ore bodies where there is greatest structural and grade continuity. Indicated Rsources are classified based on areas of increased strucutural uncertainty due to faulting and folding and increased grade variation due to the proximity of the ore bodyfringe. By default, Number 6, 7 and 8 ore bodies and all transitional ore are classed as indicated due to the uncertainty of their metallurgical characteristics. Conversion of Measured Resources into the highest confidence category of Proven Reserve has not been undertaken due to a lower certainty of geotechnical, environmental and hydrological factors. All resources have been converted into probable reserve on the basis of an estimated 15% dilution of waste breccia interbeds and 10% mining losses within Pit shell Stage 6. This pit design is based on the optimal pit when minning 1.8Mtpa of ore to produce a bulk concetrate. Woyzbun South resources are parallel sphalente and galena rich bands hosted by dolomitic and carbonaceous pyritic siltstones, graded beds and chaotic debris flow breccias.

(f) Competent Person for Mineral Resource / Competent Person for Ore Reserve

Competent persons

RW = R Willis Xstrata Zinc, (AIG)
SP = S Pevely, Xstrata Zinc, (AustIMM)
MH = M Haydon, Xstrata Zinc, (AIG)
DG = D Grant, Xstrata Zinc, (AustIMM)
JM = J Moncrieff, Xstrata Zinc, (AustIMM)
SK = S Kenworthy, Xstrata Zinc, (PLATO)
DH = D Herbert, AMDAD Pty Ltd, (AustIMM)

2. Alumbrera Ore Reserves and Mineral Resources Report

The following is extracted without material amendment from the reserves and mineral resources report published by Xstrata on 30 June 2006 in respect of the Bajo de la Alumbrera operation in Argentina in which the Enlarged Xstrata Group has a 50% interest:

COPPER – Bajo de la Alumbrera

30 June 2006

As a consequence of the announced increase in the Bajo de la Alumbrera Ore Reserves, the new statement is:

Ore Reserves*

Proved	380 Mt	@ 0.45 %Cu & 0.49 gpt Au
Probable	24 Mt	@ 0.42 %Cu & 0.43 gpt Au
Total	400 Mt	@ 0.45 %Cu & 0.49 gpt Au

Mineral Resources*

(Inclusive of those Mineral Resources modified to produce the Ore Reserves)

Measured	400 Mt	@ 0.45 %Cu & 0.48 gpt Au
Indicated	24 Mt	@ 0.42 %Cu & 0.43 gpt Au
Total	420 Mt	@ 0.45 %Cu & 0.48 gpt Au

The Competent Person for this Ore Reserve and Mineral Resource estimate is Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy. Mr. Rivera is a full-time employee of Minera Alumbrera Limited. Mr. Rivera has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Rivera consents to the inclusion in this website posting of the matters based on his information in the form and context in which it appears.

These Ore Reserve and Mineral Resource estimates represent the position at 30 June 2006.

The term 'Ore Reserve', as used in this public statement in accordance with Australian practice, has the same meaning as 'Mineral Reserve' as defined in The Code for Reporting of Mineral Exploration Results, Mineral Resources and Ore Reserves (The Reporting Code), October 2001 edition.

Rounding to two significant figures has been generally to tonnage and grade estimates.

The Proved Reserves include 100 million tonnes @ 0.35 % Cu, 0.40 g/t Au of medium and low grade material stockpiled for future treatment. This estimate is based on a resource block model (ALUK) which was constructed using Ordinary Kriging interpolation within geological constraints from an assay database comprising some 90,000 metres of diamond drilling and 15,000 metres of reverse circulation drilling.

Ore Reserves are based on a pit optimisation (Pit 729) performed on the ALUK resource block model, and are reported using an economic cut-off grade of 0.27% copper equivalent. The economic cut-off is based on appropriate dilution factors and metallurgical recoveries, and uses commodity prices of US$400 per ounce of gold and US$1.00 per pound of copper. The stripping ratio (S.R.) for Pit 729 is 2.0; S.R. is defined as the in-pit tonnes of waste divided by the in-pit tonnes of ore. No stockpiled ore is considered in this figure.

18.0 million tonnes of Proved and Probable Reserves have been mined and processed during the six months to June 30th 2006 from the December 31st, 2005 Ore Reserve and additional 40 million tonnes of ore defined under and surrounding the previous pit bottom ring have been included in the Reserves. Identified Mineral Resources are generated from pit optimisation studies using possible future technical and economic scenarios (Pit 730), to define mineralisation which might in whole or in part become economically extractable.

Identified Mineral Resources are reported on the basis of a payable copper equivalent grade of 0.27%. The ultimate pit slopes design was based on Call & Nicholas Inc. recommendations (CNI, Tucson AZ, USA). Primary sulphide mineralisation comprises disseminated, vein and fracture controlled chalcopyrite in altered Dacite and Andesite host rocks, with chalcocite and covellite in the enriched zone.

3. Falconbridge Group Mineral Reserves and Mineral Resources Information

Unless otherwise indicated, in this document mineral reserves and mineral resources information in relation to the Falconbridge Group is reported as at 31 December 2005.

The following is extracted without material amendment from Falconbridge's Annual Information Form dated 22 March 2006:

Mineral Reserves[1]

	Falconbridge's beneficial interest (%)		Dec. 31, 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)	Aluminum (%)
Copper Deposits										
Kidd Creek	100.0	Proven	17,836	1.82	5.61	–	0.18	54	–	–
	100.0	Probable	1,178	2.05	4.41	–	0.09	33	–	–
		Total	19,014	1.84	5.53	–	0.18	53	–	–
Lomas Bayas	100.0	Proven	72,797	0.36	–	–	–	–	–	–
	100.0	Probable	166,423	0.36	–	–	–	–	–	–
		Total	239,220	0.36	–	–	–	–	–	–
Collahuasi[2]	44.0	Proven	245,275	1.10	–	–	–	–	–	–
	44.0	Probable	1,559,057	0.86	–	–	–	–	–	–
		Total	1,804,332	0.90	–	–	–	–	–	–
Antamina[3]	33.75	Proven	76,000	1.12	1.40	–	–	14.9	0.029	–
	33.75	Probable	374,000	1.19	0.84	–	–	12.4	0.031	–
		Total	450,000	1.18	0.93	–	–	12.9	0.031	–
Nickel Deposits										
Sudbury	100.0	Proven	3,155	1.78	–	1.26	–	–	–	–
	100.0	Probable	4,900	1.27	–	1.13	–	–	–	–
		Total	8,055	1.47	–	1.18	–	–	–	–
Raglan	100.0	Proven	5,942	0.72	–	2.58	–	–	–	–
	100.0	Probable	8,908	0.81	–	2.95	–	–	–	–
		Total	14,850	0.77	–	2.80	–	–	–	–
Montcalm	100.0	Proven	4,157	0.69	–	1.45	–	–	–	–
	100.0	Probable	350	0.63	–	1.59	–	–	–	–
		Total	4,507	0.68	–	1.46	–	–	–	–
Falcondo	85.26	Proven	45,337	–	–	1.22	–	–	–	–
	85.26	Probable	9,036	–	–	1.05	–	–	–	–
		Total	54,373	–	–	1.19	–	–	–	–
Koniambo	49.0	Proven	17,182	–	–	2.50	–	–	–	–
	49.0	Probable	45,293	–	–	2.36	–	–	–	–
		Total	62,475	–	–	2.40	–	–	–	–
Zinc Deposits										
Brunswick Mine[4]	100.0	Proven	13,230	0.38	8.83	–	3.52	104	–	–
	100.0	Probable	1,462	0.21	8.26	–	3.63	106	–	–
		Total	14,692	0.36	8.77	–	3.53	104	–	–
Aluminum Deposits										
St. Ann Bauxite[5]	50.0	Proven	9,708	–	–	–	–	–	–	25.37
	50.0	Probable	19,593	–	–	–	–	–	–	24.91
		Total	29,301	–	–	–	–	–	–	25.06

Notes:

(1) No adjustments have been made for metal losses during processing.

(2) The Collahuasi mineral reserves have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). The estimates are inspected annually by Chester Moore. Proven plus probable molybdenum reserves at the Rosario deposit total 1,055,694 tonnes at 0.025% molybdenum and are part of the total reserves as stated.

(3) The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

(4) Estimates used the following metal prices and exchange rate: zinc $0.65/lb, copper $1.50/lb, lead $0.35/lb, silver $6.50/oz and Cdn$1.50 for US$1.00.

(5) The St. Ann Bauxite mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Mineral Resources[1] (in addition to Mineral Reserves)

	Falconbridge's beneficial interest (%)	Category	Dec. 31, 2005 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Molybdenum (%)
Copper Deposits									
Kidd Creek Operations	100.0	Measured	891	2.37	3.75	–	0.18	35	–
		Indicated	1,706	2.06	7.59	–	0.19	55	–
		Total	2,597	2.17	6.28	–	0.18	48	–
		Inferred	11,900	2.7	4.8	–	0.3	81	–
Lomas Bayas	100.0	Measured	22,791	0.30	–	–	–	–	–
		Indicated	257,827	0.28	–	–	–	–	–
		Total	280,618	0.28	–	–	–	–	–
		Inferred	31,000	0.30	–	–	–	–	–
Collahuasi[2]	44.0	Measured	48,674	0.55	–	–	–	–	–
		Indicated	429,686	0.65	–	–	–	–	–
		Total	478,360	0.64	–	–	–	–	–
		Inferred	1,820,000	0.75	–	–	–	–	–
Antamina[3]	33.75	Measured	35,000	0.53	0.39	–	–	7.0	0.033
		Indicated	25,000	0.44	0.26	–	–	6.4	0.026
		Total	60,000	0.49	0.33	–	–	6.7	0.030
		Inferred	41,000	0.8	0.6	–	–	16	0.02
Nickel Deposits									
Sudbury Operations	100.0	Measured	3,347	0.61	–	1.85	–	–	–
		Indicated	17,187	1.09	–	2.38	–	–	–
		Total	20,534	1.02	–	2.30	–	–	–
		Inferred	29,000	2.6	–	1.8	–	–	–
Raglan	100.0	Measured	55	1.12	–	3.92	–	–	–
		Indicated	3,336	0.80	–	2.40	–	–	–
		Total	3,391	0.80	–	2.42	–	–	–
		Inferred	7,700	0.8	–	3.0	–	–	–
Falcondo	85.26	Measured	–	–	–	–	–	–	–
		Indicated	13,840	–	–	1.53	–	–	–
		Total	13,840	–	–	1.53	–	–	–
		Inferred	6,300	–	–	1.4	–	–	–
Koniambo[4]	49.0	Inferred	156,000	–	–	2.2	–	–	–
Zinc Deposits									
Brunswick Mine	100.0	Measured	1,542	0.34	9.07	–	3.53	94	–
		Indicated	1,942	0.30	9.60	–	4.07	101	–
		Total	3,484	0.32	9.36	–	3.83	98	–

Notes:

[1] Mineral resources do not include allowances for dilution or mining recovery.

[2] The mineral resources have been estimated and provided by the operator of the joint venture based on a copper price of $1.15. The mineral resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code).
The estimates are inspected annually by Chester Moore. The inferred resource total does not include the inferred resource estimate of 248 million tonnes grading 1.5% copper at Rosario West.

[3] The Antamina mineral resources have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

[4] Mineral resource total does not contain limonite inferred resource of 100 million tonnes grading 1.6% nickel and 0.2% cobalt.

The reconciliation of mineral reserves at each of the mines as at December 31, 2004 to December 31, 2005 are as follows:

		Falconbridge's beneficial interest (%)	December 31, 2004 (000 mt)	Ore treated in 2005 (000 mt)	Additions/ revisions (000 mt)	December 31, 2005 (000 mt)
Copper						
Kidd Creek	Proven	100.0	14,286	(2,320)	5,870	17,836
	Probable	100.0	3,780	–	(2,602)	1,178
Lomas Bayas	Proven	100.0	41,180	(19,508)	51,125	72,797
	Probable	100.0	301,521	(14,742)	(120,356)	166,423
Collahuasi	Proven	44.0	310,503	(41,986)	(23,242)	245,275
	Probable	44.0	1,539,102	(3,287)	23,242	1,559,057
Antamina	Proven	33.8	251,000	(30,000)	(145,000)	76,000
	Probable	33.8	217,000	–	157,000	374,000
Louvicourt	Proven	28.0	544	(820)	276	–
	Probable	28.0	13	–	(13)	–
Nickel						
Sudbury	Proven	100.0	4,554	(1,877)	478	3,155
	Probable	100.0	7,310	(294)	(2,116)	4,900
Raglan	Proven	100.0	6,270	(934)	606	5,942
	Probable	100.0	9,382	–	(474)	8,908
Montcalm	Proven	100.0	3,162	(750)	1,745	4,157
	Probable	100.0	1,724	–	(1,374)	350
Falcondo	Proven	85.3	47,846	(3,920)	1,411	45,337
	Probable	85.3	9,557	–	(521)	9,036
Koniambo	Proven	49.0	–	–	17,182	17,182
	Probable	49.0	–	–	45,293	45,293
Zinc						
Brunswick	Proven	100.0	14,937	(3,373)	1,666	13,230
	Probable	100.0	2,498	(156)	(880)	1,462
Aluminum						
St Ann Bauxite	Proven	50.0	7,214	(4,056)	6,550	9,708
	Probable	50.0	25,586	–	(5,993)	19,593

The following table sets out the Company's share of the metals and minerals contained in Falconbridge's mineral reserves:

Metal Contained in Reserves[1] – Falconbridge's Share

		Tonnes (000)						Ounces*
		Copper	Zinc	Nickel	Lead	Molybdenum	Aluminum	Silver (millions)
Wholly-owned								
Copper Deposits	Kidd Creek	349	1,052	–	34	–	–	32
	Lomas Bayas	861	–	–	–	–	–	–
Nickel Deposits	Sudbury	118	–	95	–	–	–	–
	Raglan	115	–	416	–	–	–	–
	Montcalm	31	–	66	–	–	–	–
Zinc Deposits	Brunswick	53	1,289	–	519	–	–	49
	Sub-Total Proven & Probable	1,527	2,341	577	553	–	–	81
Divided Interest								
Copper Deposits	Collahuasi (44%)	7,114	–	–	–	–	–	–
	Antamina (33.8%)	1,789	1,419	–	–	47	–	63
Nickel Deposits	Falcondo (85.3%)	–	–	553	–	–	–	–
	Koniambo (49%)	–	–	734	–	–	–	–
Aluminum Deposits	St. Ann Bauxite (50%)	–	–	–	–	–	3,672	–
	Sub-Total Proven & Probable	8,903	1,419	1,287	–	47	3,672	63
Totals – Falconbridge's share Proven & Probable		10,430	3,760	1,864	553	47	3,672	144

* Troy ounce.

Notes:
[1] Calculated from the mineral reserves contained in the table entitled "Mineral Reserves" in this Item 3.9.4. Does not consider processing losses.

Exploration & Advanced Projects[1]

	Falconbridge's beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Grade: Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Copper Deposits											
El Pachón, Argentina[2]	100.0	Measured	37.1	1.15	–	–	–	4.0	–	0.03	–
		Indicated	686.8	0.62	–	–	–	2.5	–	0.01	–
		Total	723.9	0.65	–	–	–	2.6	–	0.02	–
		Inferred	560.0	0.52	–	–	–	2.6	–	0.01	–
El Morro, Chile[2]	70.0	Inferred	466.0	0.61	–	–	–	–	0.50	–	–
Rosario West, Chile[3]	44.0	Inferred	248.0	1.54	–	–	–	–	–	–	–
El Pilar, Mexico	100.0	Inferred	210.0	0.34	–	–	–	–	–	–	–
Frieda River, Papua New Guinea											
Horse / Ivaal / Trukai	72.0	Indicated	74.6	0.63	–	–	–	–	0.37	–	–
		Inferred	360.0	0.60	–	–	–	–	0.38	–	–
Koki[4]		Inferred	270.0	0.40	–	–	–	–	0.30	–	–
Nena[4]		Measured	25.9	3.04	–	–	–	–	0.66	–	–
		Indicated	16.8	3.16	–	–	–	–	0.48	–	–
		Total	42.7	3.09	–	–	–	–	0.59	–	–
		Inferred	0.02	2.1	–	–	–	–	0.2	–	–
Mine D, Ontario[5]	100.0	Indicated	1.63	2.02	7.55	–	0.19	55	–	–	–
		Inferred	11.8	2.7	4.8	–	0.3	82	–	–	–
Lomas Bayas II, Chile[6]	100.0	Measured	125.2	0.31	–	–	–	–	–	–	–
		Indicated	345.1	0.28	–	–	–	–	–	–	–
		Total	470.3	0.29	–	–	–	–	–	–	–
		Inferred	150.0	0.21	–	–	–	–	–	–	–
Nickel Deposits											
Nickel Rim South, Ontario[7]	100.0	Inferred	13.4	3.3	–	1.8	–	15	0.8	–	0.04
Onaping Depth, Ontario[7]	100.0	Indicated	14.6	1.15	–	2.52	–	2.3	0.12	–	0.06
		Inferred	1.2	1.2	–	3.6	–	3.0	0.1	–	0.07
Fraser Morgan[7], Ontario	100.0	Measured	3.33	0.61	–	1.85	–	2.28	0.05	–	0.06
		Indicated	1.55	0.46	–	1.69	–	1.61	0.04	–	0.06
		Total	4.88	0.56	–	1.80	–	2.07	0.05	–	0.06
		Inferred	2.4	0.5	–	1.8	–	1.2	–	–	0.1
Kabanga[2]	50.0	Inferred	26.4	–	–	2.6	–	–	–	–	–
Zinc Deposits											
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	–	0.04	30	0.38	–	–
		Indicated	0.76	1.03	13.68	–	0.04	27	0.34	–	–
		Total	5.12	1.24	15.82	–	0.04	29	0.38	–	–
Lady Loretta, Australia[8]	75.0	Measured	8.5	–	15.6	–	5.9	95	–	–	–
		Indicated	3.1	–	17.5	–	5.2	94	–	–	–
		Total	11.6	–	16.1	–	5.7	95	–	–	–
		Inferred	0.1	–	13.7	–	3.5	84	–	–	–
Lennard Shelf, Australia[8,9]	50.0	Measured	1.40	–	8.80	–	2.15	–	–	–	–
		Indicated	1.37	–	8.15	–	1.75	–	–	–	–
		Total	2.77	–	8.47	–	1.96	–	–	–	–
		Inferred	0.3	–	8.2	–	1.7	–	–	–	–

Notes:

[1] The mineral resources/reserves are shown on a 100% basis.
[2] Subject to fulfillment of certain conditions.
[3] The mineral resources are supplied by the operator of the Collahuasi joint venture
[4] Mineral reserves and resources estimated by Highlands Pacific Limited, the optionor of the property.
[5] Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.
[6] Option to purchase.
[7] Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.
[8] The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code) which are comparable to the NI 43-101 definitions. These estimates would not have been materially different if made using the CIM definitions.
[9] Resource estimate supplied by Teck Cominco Limited. Estimate developed as part of economic evaluation study with dilution and mining recovery included.

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Financial Information Relating to the Falconbridge Group

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Introduction

The following financial information relating to the *Falconbridge Group* is set out in this Part X:

(a) the unaudited consolidated financial statements of Falconbridge prepared in accordance with Canadian GAAP for the six-month period ended 30 June 2006 (which include, for comparative purposes, financial information for the six-month period ended 30 June 2005 and financial information for the three-month periods ended 30 June 2006 and 30 June 2005) including notes thereto; and

(b) a comparative table and notes which are extracted without material amendment from the following financial information prepared in accordance with Canadian GAAP:

(i) the audited consolidated financial statements of Falconbridge for the year ended 31 December 2005; and

(ii) the audited consolidated financial statements of Noranda for the years ended 31 December 2004 (as reported and as restated to reflect subsequent changes in accounting policies (with such restatements described in the notes)) and 31 December 2003.

Differences between accounting policies applied by the Former Xstrata Group and the Falconbridge Group

Xstrata's historical financial information for each of the two years ended 31 December 2003 and 31 December 2004 has been prepared in accordance with UK GAAP. Xstrata's historical financial information for the year ended *31 December* 2005 (and, for comparative purposes, the year ended 31 December 2004) and the six-month period ended 30 June 2006 (and, for comparative purposes, the six-month period ended 30 June 2005) has been prepared in accordance with IFRS.

The Falconbridge Group's historical financial information for each of the three years ended 31 December 2003, 31 December 2004 and 31 December 2005 and the six month-period ended 30 June 2006 has been prepared in accordance with Canadian GAAP. Significant differences exist between UK GAAP and Canadian GAAP and between IFRS and Canadian GAAP which might be material to such financial information.

See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP". Differences exist between UK GAAP and Canadian GAAP and between IFRS and Canadian GAAP which could significantly affect balance sheet classifications, income statements and the amount and type of disclosures that would have been needed to have been made if the Falconbridge Group's historical financial statements were prepared in accordance with UK GAAP or IFRS.

See also Part III – "Unaudited Pro Forma Financial Information - Notes to the unaudited pro forma financial information – IFRS reconciliation statements" for unaudited reconciliations converting statements of the financial performance and position of Falconbridge from *Canadian GAAP to IFRS*, as applied by Xstrata, as at and for the six-month period ended 30 June 2006 and for the year ended 31 December 2005.

Unaudited consolidated financial statements of Falconbridge for the six-month period ended 30 June 2006

FALCONBRIDGE LIMITED
Consolidated statement of income

	Three Months ended June 30		Six Months ended June 30	
	2006	2005	2006	2005
	(US$ millions except for per share amounts, unaudited)			
Revenues	**$ 3,948**	$ 2,052	**$ 6,806**	$ 3,946
Operating expenses				
Mining, processing and refining costs	**825**	643	**1,568**	1,238
Purchased raw materials	**1,723**	799	**2,930**	1,521
Depreciation, amortization and accretion	**159**	147	**328**	265
	2,707	1,589	**4,826**	3,024
Income generated by operating assets	**1,241**	463	**1,980**	922
Interest expense, net	**45**	37	**77**	65
Corporate and general administration	**39**	19	**63**	36
Research, development and exploration	**16**	16	**27**	27
Minority interest in earnings of subsidiaries	**3**	55	**5**	149
Income before undernoted	**1,138**	336	**1,808**	645
Other expense (income)	**4**	1	**(10)**	10
Tax expense	**406**	133	**628**	257
Net income	**$ 728**	$202	**$ 1,190**	$378
Dividends on preferred shares	**6**	4	**12**	7
Net Income attributable to common shares	**$ 722**	$198	**$ 1,178**	$371
Net income per common share				
Basic	**$ 1.94**	$0.62	**$ 3.17**	$1.20
Diluted	**$ 1.91**	$0.61	**$ 3.12**	$1.19
Basic weighted average number of shares - 000s	**372,750**	322,566	**372,243**	309,782
Diluted weighted average number of shares - 000s	**380,048**	329,262	**379,161**	316,552

FALCONBRIDGE LIMITED
Consolidated statements of cashflows

	Three Months ended June 30		Six Months ended June 30	
	2006	2005	2006	2005
	(US$ millions, unaudited)			
Cash realized from (used for):				
Operations				
Net income	**$ 728**	$ 202	**$ 1,190**	$378
Charges (credits) not affecting cash:				
Depreciation and amortization	**130**	131	**288**	256
Future taxes	**101**	49	**164**	124
Minority interest	**3**	55	**5**	149
Foreign exchange, and other	**40**	(13)	**23**	(32)
	1,002	424	**1,670**	875
Net change in accounts receivable, inventories and payables	**(308)**	(70)	**(630)**	(136)
Cash from operations	**694**	354	**1,040**	739
Investment activities				
Capital investments	**(215)**	(162)	**(371)**	(272)
Investments and advances	**(1)**	(2)	**(1)**	(5)
Proceeds on dispositions	**2**	3	**13**	6
Cash used in investment activities	**(214)**	(161)	**(359)**	(271)
Financing activities				
Long-term debt, including current portion				
Issued	**–**	501	**1**	514
Repaid	**(27)**	(125)	**(84)**	(279)
Repayment of preferred share liabilities	**(750)**	–	**(750)**	–
Issue of shares - common	**4**	4	**18**	12
Share purchase plan repayment	**–**	2	**–**	2
Dividends paid	**(46)**	(31)	**(91)**	(64)
Issue of shares - minority shareholders	**–**	2	**–**	18
Dividends paid to minority shareholders	**–**	(29)	**–**	(38)
Cash from (used in) financing activities	**(819)**	324	**(906)**	165
Increase (decrease) in cash and cash equivalents	**(339)**	517	**(225)**	633
Cash and cash equivalents, beginning of period	**1,000**	1,000	**886**	884
Cash and cash equivalents, end of period	**$ 661**	$1,517	**$ 661**	$1,517

FALCONBRIDGE LIMITED
Consolidated balance sheets

	Jun. 30 2006	Dec. 31 2005
	(US$ millions, unaudited)	
Assets		
Current assets		
Cash and cash equivalents	$ 661	$886
Accounts receivable	1,673	1,007
Metals and other inventories	2,196	1,708
	4,530	3,601
Operating capital assets	5,909	6,803
Development projects	1,836	1,707
Investments and other assets	423	307
Goodwill	529	–
	$ 13,227	$12,418
Liabilities and Equity		
Current Liabilities		
Accounts and taxes payable	$ 2,202	$1,691
Debt due within one year	351	353
	2,553	2,044
Long-term debt	2,516	2,598
Preferred share liabilities	132	876
Future income taxes	941	1,156
Asset retirement obligation, pension and other provisions	669	659
Stockholders' interests:		
Interests of other shareholders	243	54
Shareholders' equity	6,173	5,031
	$ 13,227	$12,418

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR THREE MONTHS ENDING JUNE 30

(tonnes or thousands of ounces)	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	Q2	Q2	Q2	Q2	Q2	Q2	Q2	Q2	Q2	Q2
PRODUCTION (contained basis)										
Mine										
Copper	107,547	101,682	8,121	9,496	2,291	1,626	–	–	**117,959**	**112,804**
Nickel	–	–	13,023	13,008	–	–	–	–	**13,023**	**13,008**
Ferronickel	–	–	7,488	7,675	–	–	–	–	**7,488**	**7,675**
Zinc	42,324	55,077	–	–	69,041	72,001	–	–	**111,365**	**127,078**
Lead	–	–	–	–	19,307	20,449	–	–	**19,307**	**20,449**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	628,548	478,292	**628,548**	**478,292**
Alumina (contained Al)	–	–	–	–	–	–	151,908	148,741	**151,908**	**148,741**
Molybdenum	949	492	–	–	–	–	–	–	**949**	**492**
Cobalt	–	–	289	303	–	–	–	–	**289**	**303**
Silver	1,566	1,869	–	–	1,764	1,768	–	–	**3,330**	**3,637**
Smelter										
Copper - anodes	146,269	148,978	–	–	–	–	–	–	**146,269**	**148,978**
Refined										
Copper - cathodes	144,476	124,713	10,250	9,700	–	–	–	–	**154,726**	**134,413**
Nickel	–	–	19,579	21,181	–	–	–	–	**19,579**	**21,181**
Ferronickel	–	–	7,488	7,675	–	–	–	–	**7,488**	**7,675**
Zinc	40,023	35,573	–	–	17,275	17,173	–	–	**57,298**	**52,746**
Lead	–	–	–	–	19,998	22,950	–	–	**19,998**	**22,950**
Aluminum	–	–	–	–	–	–	63,364	61,705	**63,364**	**61,705**
Molybdenum	–	–	–	–	–	–	–	–	**–**	**–**
Cobalt	–	–	1,221	1,225	–	–	–	–	**1,221**	**1,225**
Silver	8,003	9,063	–	–	–	–	–	–	**8,003**	**9,063**
Gold	241	245	–	–	–	–	–	–	**241**	**245**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	48,668	43,548	**48,668**	**43,548**

(tonnes or thousands of ounces)	Copper Bus. Unit 2006 Q2	Copper Bus. Unit 2005 Q2	Nickel Bus. Unit 2006 Q2	Nickel Bus. Unit 2005 Q2	Zinc Bus. Unit 2006 Q2	Zinc Bus. Unit 2005 Q2	Aluminum Bus. Unit 2006 Q2	Aluminum Bus. Unit 2005 Q2	TOTAL 2006 Q2	TOTAL 2005 Q1
SALES[1] (payable basis)										
Mine										
Copper	53,258	49,740	–	5,479	–	–	–	–	**53,258**	**55,219**
Nickel	–	–	–	–	–	–	–	–	–	–
Zinc	6,703	10,687	–	–	110,549	90,659	–	–	**117,252**	**101,346**
Lead	–	–	–	–	6,110	3,522	–	–	**6,110**	**3,522**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	250,248	243,514	**250,248**	**243,514**
Alumina (contained Al)	–	–	–	–	–	–	87,314	89,943	**87,314**	**89,943**
Molybdenum	1,039	587	–	–	–	–	–	–	**1,039**	**587**
Cobalt	–	–	–	–	–	–	–	–	–	–
Silver	290	383	–	–	334	226	–	–	**624**	**609**
Smelter										
Copper - anodes	47,895	41,526	–	–	–	–	–	–	**47,895**	**41,526**
Refined										
Copper - cathodes	145,816	114,679	10,310	9,997	–	–	–	–	**156,126**	**124,676**
Nickel	–	–	20,065	22,002	–	–	–	–	**20,065**	**22,002**
Ferronickel	–	–	7,853	6,738	–	–	–	–	**7,853**	**6,738**
Zinc	38,747	32,319	–	–	–	–	–	–	**38,747**	**32,319**
Lead	–	–	–	–	19,938	22,435	–	–	**19,938**	**22,435**
Aluminum	–	–	–	–	–	–	57,618	57,290	**57,618**	**57,290**
Cobalt	–	–	931	1,169	–	–	–	–	**931**	**1,169**
Silver	7,881	9,166	–	–	–	–	–	–	**7,881**	**9,166**
Gold	189	202	–	–	–	–	–	–	**189**	**202**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	48,668	43,548	**48,668**	**43,548**

REALIZED PRICES[2]	2006 Q2	2005 Q2
Copper (US$/lb)	3.39	1.57
Nickel (US$/lb)	9.00	7.64
Ferronickel (US$/lb)	8.19	7.55
Zinc (US$/lb)	1.55	0.63
Lead (US$/lb)	0.57	0.50
Aluminum (US$/lb)	1.25	0.90
Molybdenum (US$/lb)	24.22	34.64
Cobalt (US$/lb)	14.21	15.48
Silver (US$/oz)	12.05	7.06
Gold (US$/oz)	626.23	419.74
REALIZED EXCHANGE RATE		
US$ equivalent of Cdn$1.00	0.89	0.80

Louvicourt Mine Production - 2005

Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	Q2 - 2005
Copper	3,959
Zinc	2,539
Silver	103

Note: 2005 production and sales figures have been restated to conform to the current year's presentation

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR YEAR TO DATE SIX MONTHS ENDING JUNE 30

(tonnes or thousands of ounces)	Copper Bus. Unit 2006	2005	Nickel Bus. Unit 2006	2005	Zinc Bus. Unit 2006	2005	Aluminum Bus. Unit 2006	2005	TOTAL 2006	TOTAL 2005
	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD
PRODUCTION (contained basis)										
Mine										
Copper	212,381	208,620	17,021	18,057	4,597	2,961	–	–	**233,999**	**229,638**
Nickel	–	–	25,662	27,058	–	–	–	–	**25,662**	**27,058**
Ferronickel	–	–	14,367	14,149	–	–	–	–	**14,367**	**14,149**
Zinc	79,887	102,675	–	–	133,851	139,068	–	–	**213,738**	**241,743**
Lead	–	–	–	–	38,312	39,342	–	–	**38,312**	**39,342**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	1,256,079	941,209	**1,256,079**	**941,209**
Alumina (contained Al)	–	–	–	–	–	–	297,839	299,617	**297,839**	**299,617**
Molybdenum	1,791	923	–	–	–	–	–	–	**1,791**	**923**
Cobalt	–	–	576	608	–	–	–	–	**576**	**608**
Silver	3,434	3,618	–	–	3,471	3,406	–	–	**6,905**	**7,024**
Smelter										
Copper - anodes	297,436	274,589	–	–	–	–	–	–	**297,436**	**274,589**
Refined										
Copper - cathodes	287,546	246,298	20,329	18,652	–	–	–	–	**307,875**	**264,950**
Nickel	–	–	41,126	42,637	–	–	–	–	**41,126**	**42,637**
Ferronickel	–	–	14,367	14,149	–	–	–	–	**14,367**	**14,149**
Zinc	77,359	73,538	–	–	32,696	33,886	–	–	**110,055**	**107,424**
Lead	–	–	–	–	42,397	44,544	–	–	**42,397**	**44,544**
Aluminum	–	–	–	–	–	–	125,698	123,078	**125,698**	**123,078**
Molybdenum	–	–	–	–	–	–	–	–	**–**	**–**
Cobalt	–	–	2,531	2,555	–	–	–	–	**2,531**	**2,555**
Silver	16,943	17,273	–	–	–	–	–	–	**16,943**	**17,273**
Gold	469	458	–	–	–	–	–	–	**469**	**458**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	95,081	89,162	**95,081**	**89,162**

(tonnes or thousands of ounces)	Copper Bus. Unit 2006	Copper Bus. Unit 2005	Nickel Bus. Unit 2006	Nickel Bus. Unit 2005	Zinc Bus. Unit 2006	Zinc Bus. Unit 2005	Aluminum Bus. Unit 2006	Aluminum Bus. Unit 2005	TOTAL 2006	TOTAL 2005
	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD	6 mo. YTD
SALES1 (payable basis)										
Mine										
Copper	123,285	109,385	2,516	12,158	–	–	–	–	**125,801**	**121,543**
Nickel	–	–	–	–	–	–	–	–	**–**	**–**
Zinc	13,038	25,837	–	–	178,908	185,482	–	–	**191,946**	**211,319**
Lead	–	–	–	–	12,741	8,273	–	–	**12,741**	**8,273**
Bauxite (tonnes of bauxite)	–	–	–	–	–	–	501,469	451,066	**501,469**	**451,066**
Alumina (contained Al)	–	–	–	–	–	–	174,155	179,598	**174,155**	**179,598**
Molybdenum	1,978	1,179	–	–	–	–	–	–	**1,978**	**1,179**
Cobalt	–	–	–	–	–	–	–	–	**–**	**–**
Silver	749	763	–	–	732	554	–	–	**1,481**	**1,317**
Smelter										
Copper - anodes	108,315	72,724	–	–	–	–	–	–	**108,315**	**72,724**
Refined										
Copper - cathodes	296,189	234,630	20,963	18,795	–	–	–	–	**317,152**	**253,425**
Nickel	–	–	41,437	43,268	–	–	–	–	**41,437**	**43,268**
Ferronickel	–	–	16,087	13,253	–	–	–	–	**16,087**	**13,253**
Zinc	73,899	73,251	–	–	–	–	–	–	**73,899**	**73,251**
Lead	–	–	–	–	42,968	44,158	–	–	**42,968**	**44,158**
Aluminum	–	–	–	–	–	–	114,037	113,918	**114,037**	**113,918**
Cobalt	–	–	2,003	2,043	–	–	–	–	**2,003**	**2,043**
Silver	16,452	17,480	–	–	–	–	–	–	**16,452**	**17,480**
Gold	347	386	–	–	–	–	–	–	**347**	**386**
Fabricated Products										
Aluminum Sheet and Foil	–	–	–	–	–	–	95,081	89,162	**95,081**	**89,162**

REALIZED PRICES[2]	2006 6 mo. YTD	2005 6 mo. YTD
Copper (US$/lb)	2.82	1.55
Nickel (US$/lb)	7.89	7.34
Ferronickel (US$/lb)	7.39	7.13
Zinc (US$/lb)	1.32	0.63
Lead (US$/lb)	0.61	0.50
Aluminum (US$/lb)	1.20	0.91
Molybdenum (US$/lb)	23.23	32.54
Cobalt (US$/lb)	13.25	16.32
Silver (US$/oz)	10.65	7.08
Gold (US$/oz)	592.38	426.80
REALIZED EXCHANGE RATE		
US$ equivalent of Cdn$1.00	0.88	0.81

Louvicourt Mine Production - 2005

Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	YTD - 2005
Copper	7,280
Zinc	5,127
Silver	169

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section.

FALCONBRIDGE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except per share amounts and as otherwise indicated) (Unaudited)

1. Accounting Policies

These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in Falconbridge Limited's 2005 annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with Falconbridge's audited annual consolidated financial statements and the accompanying notes included in the 2005 Annual Report.

As is further described in Note 2, during 2005 Noranda Inc. ("Noranda") acquired all of the issued and outstanding common shares of Falconbridge Limited ("the former Falconbridge") that it did not previously own. On June 30, 2005, Noranda amalgamated with the former Falconbridge and the newly amalgamated company ("Falconbridge" or the "Company") was continued under the name Falconbridge Limited.

2. Business Combination

On June 30, 2005, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was completed by way of an amalgamation of Noranda Inc. and the former Falconbridge Limited ("the Amalgamation") and the newly amalgamated company is continued under the name, Falconbridge Limited. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge is a producer of nickel, copper, cobalt and platinum and has mining and metallurgical operations mainly in Canada and South America.

The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding former Falconbridge common shares. On June 30, 2005, the Company completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the former Falconbridge. The results of operation of the former Falconbridge from January 1, 2005 to May 4, 2005 have been included in the Company's consolidated statements of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition. Any excess of purchase cost over the net identifiable tangible and intangible assets acquired represents goodwill. The Company has finalized the allocation of the purchase price related to this acquisition during the quarter. The impact of the finalization of the purchase price allocation on June 30, 2006 from the preliminary purchase price allocation is to decrease operating capital assets by $789 million, decrease development projects by $266 million, increase investments and other assets by $116 million, increase goodwill by $529 million and decrease future income taxes by $410 million. The following table represents the allocation of the purchase consideration to assets and liabilities acquired, based on their fair values.

		US$ millions except share price and number of shares
Calculation of allocation of purchase price:		
Common shares of the Company issued to the former Falconbridge shareholders		**132,840,681**
The average closing market price of the Company's shares over the six trading days from March 4 through March 11, 2005 (the purchase offer announcement date was March 9, 2005)	$	19.07
Fair value of the Company's common stock issued		$2,534
Fair value of options to be assumed by the Company (24% vested)		6
Direct acquisition costs incurred by the Company		22
Total purchase price	$	2,562
Fair value of assets acquired by the Company		
Cash and cash equivalents		353
Accounts receivable		178
Metals and other inventories		308
Operating capital assets		2,366
Development projects		299
Investments and other assets		161
Goodwill		529
Fair value of liabilities assumed by the Company		
Accounts and taxes payable		(177)
Debt due within one year		(106)
Long-term debt		(480)
Future income taxes		(467)
Asset retirement obligation, pension and other provisions		(257)
Interests of other shareholders		(15)
Preferred shares assumed by the company		(130)
Net assets purchased		$2,562

3. Stock-Based Compensation

The Company has a stock option plan through which options are granted to directors, officers and employees for the purchase of common shares. On the date of grant, the value associated with granted stock options is established using the Black-Scholes valuation model. The value is being charged to net income over its vesting periods.

No new stock options were granted by the Company during the three months ended June 30, 2006. Corporate and general administration, for the three and six months ended June 30, 2006, include compensation costs of $2 million and $4 million (2005 – $1 million and $2 million, respectively), relating to outstanding options.

4. Exchange Gains and Losses on Hedges of Foreign-denominated Exposures

The majority of the Company's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of the Company's assets are also denominated in their local currency and exposed to exchange volatility. From time to time, the Company may hedge its local currency costs using foreign currency exchange contracts.

The Company's operating costs for the three and six months ended June 30, 2006 include realized exchange losses of $nil and $1 million (2005 – gains of $12 million and $32 million, respectively) from the settlement of various cost hedge contracts.

Hedges of the foreign currency denominated monetary assets and liabilities, generated gains of $31 million and $44 million (2005 – losses of $11 million and $10 million, respectively) for the three and six months ended June 30, 2006.

5. Capitalized Interest

During the three and six months ended June 30, 2006, the Company capitalized $19 million and $37 million of interest costs associated with projects under development (2005 – $10 million and $19 million, respectively).

6. Post – employment benefits

Post-employment benefit expenses for the three and six months ended June 30, 2006 and 2005 are summarized as follows:

	Three months		Six months	
Periods ending June 30,	**2006**	**2005**	**2006**	**2005**
Defined benefit plans	**8**	11	**16**	25
Defined contribution plans	**5**	3	**9**	6
Other benefits plans	**10**	8	**19**	15
	23	22	**44**	46

7. Preferred Shares Liabilities

On April 26, 2006, the Company redeemed a total of 20 million or $500 million, of its outstanding Junior Preference Shares. On June 28, 2006, the Company redeemed the remaining balance of approximately 10 million or $250 million, of its outstanding Junior Preference Shares. Each Junior Preference Share was redeemed at a price of $25.25 plus accrued and unpaid dividends. Upon these redemptions, the Company had no more outstanding Junior Preference Shares.

8. Variable Interest Entity

During the quarter, a joint venture was formed by the Company and its partner, SMSP, for the Koniambo Nickel project. The joint venture is 49% owned by the Company and 51% owned by SMSP. The formation of the project reflects the contribution of mining rights and bankable feasibility studies by the two partners to the project respectively. The joint venture was determined to be a variable interest entity in which the Company, as the financier and manager of the project, is the primary beneficiary. As a result, the Company consolidated 100% of the net assets of the joint venture and recorded the related minority interest, which represents the 51% of the project net assets owned by SMSP. The consolidation of the joint venture resulted in an increase to the operating capital assets by $183 million and a corresponding increase to the interest of other shareholders on the balance sheet as at June 30, 2006.

9. Shareholders' Rights Plan

On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable. Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares. If at the expiry of the bid at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares. The rights plan will not prevent an offer made to all shareholders for all of their shares. On June 30, 2006, in response to the application by Xstrata plc to terminate the rights plans, the Ontario Securities Commission issued an order stating that the Falconbridge Shareholder Rights Plan will remain in place until the earlier of Xstrata plc obtaining a majority of the outstanding common shares of Falconbridge it does not own based on its offer dated May 18, 2006 (revised on July 11, 2006 and revised again on July 19, 2006) to acquire 100% of Falconbridge shares at C$62.50 per common share in cash, or July 28, 2006.

10. Subsequent event

On July 16, 2006, the Company declared a special dividend of C$0.75 per common share payable on August 10, 2006 to shareholders of record at close of business on July 26, 2006. This amount was accrued on the date of declaration.

11. Contingent liabilities

During the quarter, the Company secured a letter of credit of Cdn $200 million for the pension liabilities of the Company's Canadian operations.

On May 13, 2006, the Company amended the terms of its support agreement with Inco Limited ("Inco") which was initially endorsed by Inco and the Company in October, 2005 for a take-over bid for all the outstanding shares of the Company by Inco payable in cash and Inco shares. The completion of the take-over bid requires acceptance of 50.01% of all common shareholders of the Company on a fully-diluted basis. In accordance with the revised support agreement, the Company will be required to provide for a payment of up to $450 million to Inco in the event that the acquisition is not completed for certain reasons.

As part of the process of obtaining regulatory approvals for the Inco take-over bid, on June 7, 2006, the Company and Inco reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale to LionOre of Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility. The purchase price to be paid by LionOre for the operations to be sold is $650 million, of which $400 million will be in cash and $250 million of LionOre common shares. The closing of the sale is conditional on Inco taking up and paying for Falconbridge shares pursuant to its offer and certain other standard terms and conditions to closing. If this condition is not met, the Company would be required to provide for the payment of $32.5 million which is included in the fee of $450 million paid to Inco if the Inco take-over bid is not completed.

12. Shareholders' Equity
Consolidated statements of shareholders' equity

	For the six months ended June 30, 2006			For the year ended December 31, 2005		
	Shares (000)		Amount	Shares (000)		Amount
			(US$ millions)			
Share capital						
Authorized – an unlimited number of:						
Preferred, Common and Participating shares						
Issued:						
Common Shares						
Balance, beginning of period	**370,688**	**$**	**4,264**	296,970	$	2,107
Issued on exercise of stock options	**1,531**		**26**	3,486		52
Issued under dividend re-investment	–		–	65		1
Issued upon conversion of debentures	**724**		**22**	703		21
Repurchased	–		–	(63,377)		(451)
Issued under amalgamation (Note 2)	–		–	132,841		2,534
Balance, end of period	**372,943**	**$**	**4,312**	370,688	$	4,264
Preferred Shares, Series F						
Balance beginning and end of period	**3,246**		**59**	3,246		59
Preferred Shares, Series G						
Balance beginning and end of period	**8,754**		**137**	8,754		137
Preferred Shares, Series 1						
Balance, beginning of period	**90**		**1**	–		–
Assumed through amalgamation (Note 2)	–		–	90		1
Balance, end of period	**90**		**1**	90		1
Preferred Shares, Series 2						
Balance, beginning of period	**4,787**		**78**	–		–
Assumed through amalgamation (Note 2)	–		–	4,787		78
Balance, end of period	**4,787**		**78**	4,787		78
Preferred Shares, Series 3						
Balance, beginning of period	**3,123**		**51**	–		–
Assumed through amalgamation (Note 2)	–		–	3,123		51
Balance, end of period	**3,123**		**51**	3,123		51
Contributed Surplus						
Equity component of the convertible debentures			**32**			37
Stock option valuation			**7**			10
			39			47
Retained earnings:						
Balance beginning of period		**$**	**154**		$	231
Net income			**1,190**			872
Dividends: Common			**(80)**			(133)
Dividends: Preferred			**(11)**			(17)
Cost of shares repurchased in excess of their stated values			–			(799)
Balance, end of period			**1,253**			154
Currency translation at end of period			**243**			240
Total shareholders' equity		**$**	**6,173**		$	5,031
Basic weighted average number of shares – 000s			**372,243**			339,756
Diluted weighted average number of shares – 000s			**379,161**			346,174

13. Segmented Information

The Company has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

Three Months ended June 30, 2006	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 2,479	733	371	366	(1)	$ 3,948
Operating expenses						
Mining, processing and refining costs	310	246	60	161	48	825
Purchase of raw materials	1,247	209	147	120	–	1,723
Depreciation, amortization and accretion	65	43	13	12	26	159
	$ 1,622	498	220	293	74	$ 2,707
Income (loss) generated by operating assets	$ 857	235	151	73	(75)	$ 1,241
Interest expense, net						(45)
Corporate and general administration						(39)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(3)
Income before undernoted						$ 1,138
Other expense						(4)
Tax expense						(406)
Net Income						$ 728
Capital investments	$ 70	112	12	16	5	$ 215

Three Months ended June 30, 2005	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 1,044	610	127	272	(1)	$ 2,052
Operating expenses						
Mining, processing and refining costs	264	221	37	137	(16)	643
Purchase of raw materials	510	145	57	89	(2)	799
Depreciation, amortization and accretion	68	44	8	11	16	147
	$ 842	410	102	237	(2)	$ 1,589
Income generated by operating assets	$ 202	200	25	35	1	$ 463
Interest expense, net						(37)
Corporate and general administration						(19)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(55)
Income before undernoted						$ 336
Other expense						(1)
Tax expense						(133)
Net income						$ 202
Capital investments	$ 62	83	2	8	7	$ 162

13. Segmented Information – continued

	Six Months ended June 30, 2006					
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 4,247	1,314	570	676	(1)	$ 6,806
Operating expenses						
Mining, processing and refining costs	630	460	112	317	49	1,568
Purchase of raw materials	2,118	375	223	214	–	2,930
Depreciation, amortization and accretion	153	96	20	25	34	328
	$ 2,901	931	355	556	83	$ 4,826
Income (loss) generated by operating assets	$ 1,346	383	215	120	(84)	$ 1,980
Interest expense, net						(77)
Corporate and general administration						(63)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(5)
Income before undernoted						$ 1,808
Other income						10
Tax expense						(628)
Net Income						$ 1,190
Capital investments	$ 126	196	15	23	11	$ 371

	Six Months ended June 30, 2005					
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 2,012	1,145	246	543	–	$ 3,946
Operating expenses						
Mining, processing and refining costs	506	391	87	276	(22)	1,238
Purchase of raw materials	950	287	111	174	(1)	1,521
Depreciation, amortization and accretion	123	73	17	23	29	265
	$ 1,579	751	215	473	6	$ 3,024
Income (loss) generated by operating assets	$ 433	394	31	70	(6)	$ 922
Interest expense, net						(65)
Corporate and general administration						(36)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(149)
Income before undernoted						$ 645
Other expense						(10)
Tax expense						(257)
Net income						$ 378
Capital investments	$ 110	131	3	15	13	$ 272

14 Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated statements.

Financial information on the Falconbridge Group – three years ended 31 December 2005, 31 December 2004 and 31 December 2003

Nature of the financial information

On 30 June 2005 Noranda and Former Falconbridge completed their merger transaction, whereby Noranda increased its majority interest in Former Falconbridge. Following the transaction Noranda operates under the name Falconbridge. The financial information presented relates to Falconbridge for the year ended 31 December 2005 and Noranda for the two years ended 31 December 2004 and 31 December 2003 on the basis that Noranda consolidated Former Falconbridge within its accounts for the two years ended 31 December 2004 and 31 December 2003. This financial information therefore provides a consistent record of financial information for the ongoing Falconbridge business.

The financial information presented in this section, relating to the Falconbridge Group, has been extracted without material amendment from the audited financial statements for the year ended 31 December 2005 disclosed in Falconbridge's (formerly Noranda) annual accounts and for the two years ended 31 December 2004 and 31 December 2003 disclosed in Noranda's annual accounts, in each case as filed with the Canadian Securities Administrators (CSA) and CDS INC, a subsidiary of The Canadian Depositary for Securities Limited. The financial statements are prepared in accordance with Canadian GAAP.

Ernst & Young LLP (Canada) has issued audit reports on the financial statements of Falconbridge for the year ended 31 December 2005 and of Noranda for the two years ended 31 December 2004 and 31 December 2003. Each such audit report was unqualified.

All amounts included in the following financial information table are presented in US dollars unless otherwise indicated.

Comparability of financial information

During 2005 Falconbridge changed its accounting policy with respect to the accounting for convertible debentures, preferred shares, Series H and variable interest entities. Within its 2005 accounts Falconbridge retrospectively restated its financial information for the year ended 31 December 2004. Publicly available results for the year ended 31 December 2003 were not available on a restated basis. To aid the comparability of the financial information for the year ended 31 December 2003, the results for the year ended 31 December 2004 as they were reported (ie: prior to the application of the accounting policy change) have also been included.

On 1 June 2004, Noranda changed its accounting policy with respect to the accounting for asset retirement obligations. Within its 2004 annual accounts Noranda retrospectively restated its financial information for the year ended 31 December 2003. The financial information presented for the year ended 31 December 2003 has been extracted from the Noranda 2004 annual accounts.

The impact of these accounting policy changes is further discussed in Note 2 to the financial information.

In respect of notes 13 and 20 below, additional disclosures were provided for the years ended 31 December 2004 and 31 December 2003 (which were not provided for the year ended 31 December 2005) and these have also been included within the financial information presented below.

Historical financial information for the Former Xstrata Group in this document is presented in US dollars and has been prepared in accordance with IFRS and UK GAAP. Historical financial information for the Falconbridge Group in this document is presented in US dollars and has been prepared in accordance with Canadian GAAP.

UK GAAP (in accordance with which Xstrata previously prepared its financial information) and IFRS differ in certain significant respects from Canadian GAAP. See paragraph 17 of Part VIII – "Additional Information – Differences between US GAAP, IFRS, UK GAAP and Canadian GAAP".

Please note that in the following financial information where Falconbridge is referenced this refers to: Falconbridge (formerly Noranda) for the year ended 31 December 2005; and Noranda for the years ended 31 December 2004 and 31 December 2003.

Consolidated Balance Sheet

(US$ millions)	Notes	As at December 31 2005	2004 Restated (see note 2)	2004 As reported	2003
Assets					
Current assets					
Cash and cash equivalents		886	884	884	501
Short-term investments		–	–	–	129
Accounts receivable	19	1,007	948	931	576
Metals and other inventories		1,708	1,436	1,436	1,179
		3,601	3,268	3,251	2,385
Operating capital assets	7	6,803	4,870	4,870	4,765
Development projects	8	1,707	1,166	1,166	973
Investment and other assets	9	307	324	324	205
		12,418	9,628	9,611	8,328
Liabilities and Shareholders' Equity					
Current liabilities					
Accounts and taxes payable	16 and 19	1,691	1,265	1,248	903
Debt due within one year	10	353	570	570	431
		2,044	1,835	1,818	1,334
Long-term debt	10, 11 and 12	3,474	2,858	2,638	2,893
Future income taxes	16	1,156	304	304	46
Asset retirement obligation, reclamation, pension and other provisions	13	659	595	595	539
Stockholders' interests					
Interests of other shareholders	14	54	1,197	1,197	919
Shareholders' equity	11 and 15	5,031	2,839	3,059	2,597
		12,418	9,628	9,611	8,328

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

		As at December 31			
		2005	2004	2004	2003
(US$ millions – except per share amounts)	Notes		Restated (see note 2)	As reported	
Revenues	19	8,148	6,764	6,978	4,657
Operating expenses					
Mining, processing and refining costs		2,538	1,976	2,094	1,948
Purchased raw materials		3,235	2,904	3,005	1,822
Depreciation, amortization and accretion		555	493	499	490
		6,328	5,373	5,598	4,260
Income generated by operating assets		1,820	1,391	1,380	397
Interest expense	10	152	120	119	129
Corporate and general administration		80	66	66	58
Research, development and exploration		59	47	47	51
Minority interest in earnings of subsidiaries		155	297	297	88
Income before undernoted		1,374	861	851	71
(Gain) loss net of restructuring costs and other	4	(17)	(84)	(33)	28
Tax expense	16	511	351	333	20
Net income from continuing operations		880	594	551	23
Loss on discontinued operations, net of tax	5	8	73	–	–
Net income		872	521	551	23
Dividends on preferred shares		17	13	20	21
Interest on convertible debentures		–	–	3	3
Net income (loss) attributable to common shares		855	508	528	(1)
Net income per common share – basic					
Continuing operations		$ 2.54	$ 1.96	$ 1.78	–
Discontinued operations		(0.02)	(0.25)	–	–
		$ 2.52	$ 1.71	$ 1.78	–
Net income per common share – diluted					
Continuing operations		$ 2.52	$ 1.94	$ 1.75	–
Discontinued operations		(0.02)	(0.24)	–	–
		$ 2.50	$ 1.70	$ 1.75	–
Basic weighted average number of shares		339,756,276	296,245,753	296,245,753	261,618,375
Diluted weighted average number of shares		346,173,501	303,458,182	303,789,960	261,618,375
Retained earnings (deficit)					
Balance, as previously reported		288	(130)	(130)	24
Change in accounting policy	2	(57)	(38)	–	(27)
Balance, after accounting policy change		231	(168)	(130)	(3)
Net income		872	521	551	23
Dividends					
Common		(133)	(110)	(110)	(121)
Preferred		(17)	(12)	(20)	(21)
Cost of shares repurchased in excess of their stated value	12	(799)	–	–	–
Other		–	–	(3)	(8)
Balance, end of year	11 and 15	154	231	288	(130)

Consolidated Statements of Cash Flows

(US$ millions)	Notes	2005	2004 Restated (see note 2)	2004 As reported	2003
		As at December 31			
Cash realized from (used for):					
Operations:					
Net income		872	521	551	23
Charges (credits) not affecting cash:					
Depreciation and amortization		548	484	484	452
Future taxes		141	212	212	(5)
Minority interest		155	297	297	88
Gain on settlement of contract	4	–	–	(80)	–
Asset impairment	4	–	–	50	–
Foreign exchange, restructuring and other		(66)	(53)	(46)	19
		1,650	1,461	1,468	577
Net change in accounts receivable, inventories and payables		(15)	(277)	(277)	(164)
Cash from operations		1,635	1,184	1,191	413
Investment activities					
Capital investments		(737)	(666)	(666)	(489)
Investments and advances		(27)	105	105	(153)
Proceeds on dispositions	4 and 5	93	6	6	99
Cash used in investment activities		(671)	(555)	(555)	(543)
Financing activities					
Long-term debt, including current portion					
Issued		551	344	344	717
Repaid		(1,394)	(470)	(470)	(807)
Issue of shares – common	15	49	23	23	439
Issue of shares – preferred		–	–	–	198
Redemption of preferred shares	15	–	–	–	(104)
Loan repayment under share purchase plan	15	3	–	–	–
Dividends paid		(150)	(122)	(130)	(92)
Issue of shares – minority shareholders, net		18	15	15	18
Dividends paid to minority shareholders		(39)	(36)	(35)	(31)
		(962)	(246)	(253)	338
Increase in cash and cash equivalents		2	383	383	208
Cash and cash equivalents, beginning of year		884	501	501	293
Cash and cash equivalents, end of year		886	884	884	501

Notes to the Consolidated Financial Statements for the years ended 31 December 2003, 2004 and 2005

1. Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which are in conformity, in all material respects, with United States generally accepted accounting principles, except as described in Note 22. The consolidated financial statements include the accounts of Falconbridge (formerly Noranda prior to the merger transaction on 30 June 2005, see note 3) and all of its subsidiaries and joint ventures (together, "Falconbridge" or "the Company"). Long-term investments in companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of acquired companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Reporting Currency and Translation of Foreign Currencies

Effective July 1, 2003, the United States dollar ("U.S. dollar") was adopted as the unit of measure of Falconbridge's Canadian operations which reflects significant operational exposure to the U.S. dollar and predominantly the U.S. dollar-based asset and investment base of the Company. Concurrent with this change in functional currency, Noranda adopted the U.S. dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles, the Company restated all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the prevailing noon rate in effect at the end of these periods. Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment on the change in functional currency has been credited to the cumulative translation account.

For periods after July 1, 2003, the assets and liabilities of Falconbridge's self-sustaining operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Cumulative exchange gains and losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

Foreign currency balances and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method. Under the temporal method, foreign-denominated monetary assets and liabilities are translated at the exchange rates prevailing at the year end, and revenue and expenses (other than depreciation and amortization) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in the consolidated statement of income (loss). Non-monetary assets and liabilities are translated at historical rates of exchange and depreciation and amortization are translated at the same rates as the assets to which they relate.

Prior to July 1, 2003, Noranda's Canadian operations have been measured in Canadian dollars and consolidated financial statements have been expressed in Canadian dollars. The accounts of self-sustaining foreign operations were translated using the current rate method, under which all assets and liabilities were translated at the exchange rate prevailing at year end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances were not included in the consolidated statements of loss, but deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that were designated as hedges of a net investment in self-sustaining foreign operations were reported in shareholders' equity in the same manner as translation adjustments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value. Cash and cash equivalents of US$886m

(2004 – US$884m; 2003 – US$501m) include US$34m of restricted cash (2004 – US$35m; 2003 – US$33m) to be used for repayment of senior debt of the Antamina project.

Short-term Investments

Investments in corporate commercial paper issues have original maturities between four and nine months and are stated at cost, which approximates market value.

Valuation of Inventories

Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost, where costs are comprised of direct costs and an allocation of production overheads and depreciation of production-related assets. Nickel, aluminium and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis, comprised of direct costs and an allocation of production overheads and depreciation of production-related assets) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average direct acquisition cost and replacement value.

Revenue Recognition

Revenues from the sale of base metals, aluminium and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer. Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. The Company records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues.

Financial Instruments

Falconbridge enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Falconbridge also enters into interest rate swap agreements that involve the payment of fixed-rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential paid or received on the interest rate swap agreements that qualify for hedge accounting is reflected as an addition to a reduction from interest on the statements of earnings. For those contracts that do not qualify for hedge accounting, or for those which Falconbridge does not seek hedge accounting, the net interest received/paid on those positions is shown as a component of gain, net of restructuring costs and other, together with the change in fair value of those contracts during the period.

Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Falconbridge enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production, or not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Falconbridge also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its non-U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction. Falconbridge uses the critical terms method and regression analysis to assess the hedge effectiveness of interest rate swaps, and uses match-terms and the dollar-offset approach to assess the hedge effectiveness of its foreign exchange contracts.

Falconbridge formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

Falconbridge does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counterparties, and Falconbridge does not anticipate that any counter-party will fail to meet its obligations.

As of January 1, 2004, Falconbridge adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used (see note 2).

Depreciation, Amortization

Depreciation of property, plant and equipment is based on the estimated service lives of the assets (4 to 40 years), calculated primarily on a straight-line basis for metallurgical operations and on a unit-of-production basis for mining operations. Resource properties are depleted and preproduction and mine development expenditures are amortized over a unit-of-production method. Depreciation and amortization under the unit-of-production method is measured as the net book value of the related asset multiplied by the ratio of tonnes milled during the period over proven and probable reserves at the start of the period. Construction in progress will be depreciated once the project is substantially completed.

Asset Retirement Obligations

Effective January 1, 2004, Falconbridge adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110) (see note 2).

In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

The asset retirement obligation and closure costs may change materially based on future changes in operations, costs of reclamation and closure activities, regulatory requirements and the outcome of legal proceedings.

Preproduction Costs

Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit-of-production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

Asset Valuation

The Company assesses long-lived assets, such as operating capital assets, for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

Exploration

Mining exploration expenditures are charged against current earnings unless they relate to properties that have been subjected to sufficient pre-feasibility work that indicates future mine production is reasonably certain. Gains on the sale of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income and Production Taxes

Current taxes are recognized for the estimated income and mining taxes payable for the current year.

Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are

more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest

Interest incurred is charged to earnings, except for interest that can be identified with a major capital expenditure program. Under the policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production.

Employee Future Benefit Plans

The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Falconbridge uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the collective agreements being ratified. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service period of active employees.

Under its defined contribution retirement savings program, Falconbridge makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

When a defined benefit plan gives rise to an accrued benefit asset, Falconbridge recognizes a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the allowance are included in the determination of pension expense.

Stock-based Compensation Plans

The Company has stock-based compensation plans. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation. For the Company's deferred unit plans, a liability is recorded to the extent that the Company's common share price exceeds the notional purchase price of the units. Notional dividends on the units are recorded as a direct charge to retained earnings.

Earnings Per Share

Earnings per share is determined by dividing net earnings, after deducting preferred share dividends by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans.

Diluted earnings per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

The 2004 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.

The 2003 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

2. Changes in Accounting Policies

(a) Convertible Debentures

The principal amount of Falconbridge's outstanding convertible debentures of Cdn$131m (Note 11) due on April 30, 2007 was previously classified as an equity instrument due to the company's ability to settle principal payment by issuance of its shares. In accordance with the amended standard under CICA 3680 – *Financial Instrument – Presentation and Disclosure*, the convertible debenture is a compound financial instrument that contains both a liability element and an equity element and therefore should be bifurcated into separate liability and equity elements. Falconbridge's obligation to make scheduled interest payments in cash and Falconbridge's option to redeem the debentures in a variable number of common shares of the Company constitutes a financial liability. The holder's option to convert the liability into equity of the Company is an equity instrument.

The carrying value of the liability element which represents the present value of the Company's obligations to make future interest payments in cash and to settle the redemption value of the debentures in a variable number of shares is presented as a long-term debt on the consolidated balance sheet. The stated interest payments and accretion expense from adjusting the time value of the principal of the debentures over time using the effective interest method of amortization are recorded as interest expense on the consolidated statement of earnings. The equity component represents the fair value of the holder's conversion option established at the issuance of the debentures and is presented as a component of shareholders' equity. Upon conversion, when the Company settles the obligations in the common shares of the Company, the carrying amount of the equity element and the carrying amount of the liability are transferred to share capital.

The cumulative impact of the adoption of the standard on January 1, 2004 was to decrease retained earnings by US$33m, increase the liability component of convertible debentures by US$82m, decrease equity by US$41m and decrease the cumulative translation adjustment by US$8m. The adoption of this standard resulted in a decrease by US$14m to the previously reported earnings for the year ended December 31, 2004. and a decrease by US$44m to the previously reported retained earning as at December 31, 2004. Further disclosure regarding the convertible debentures is presented in note 11.

(b) Preferred Shares, Series H

The company has Cdn$150m (Note 12) of Cumulative Preferred Shares, Series H, which provide the holders with an entitlement to convert the shares to the Company's common shares after a specified date and were previously reported as equity instruments in accordance with their legal form. The new accounting recommendations under CICA 3860, on presentation of financial instruments, provide that the preferred shares are reclassified as liabilities because their conversion feature represents a fixed obligation to the Company. The dividends paid are reported as interest expense in the consolidated statement of earnings.

The cumulative impact of the adoption of the standard on January 1, 2004 was to decrease retained earnings by US$5m, increase liabilities by US$113m, decrease equity by US$99m, and decrease cumulative translation adjustment by US$9m. Adoption of the new standard reduced previously reported earnings by US$16m for the year ended December 31, 2004 and resulted in a decrease by US$13m to the previously reported retained earnings as at December 31, 2004. Further disclosure regarding the liabilities for the Preferred Shares, Series H, is presented in Note 12.

(c) Variable Interest Entities ("VIEs")

As of January 1, 2005 the Company adopted the recommendations of AcG-15 requiring Falconbridge to identify variable interest entities, in which it has significant variable interest, to determine whether Falconbridge is the primary beneficiary of such entities and, if so, consolidate them. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. The recommendations require the Company to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

The adoption of the recommendations resulted in the Company consolidating a customer securitization vehicle, which was operated as a trust and purchased trade accounts receivable from the Company. The application of the recommendations had no impact on the Company's financial statements on January 1, 2004. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by US$17m and increase current liabilities by US$17m with

no impact on opening retained earnings. In 2005, the receivable purchase agreement between the Company and the trust was terminated and the trust is no longer a VIE of the Company.

(d) Asset Retirement Obligations

Effective January 1, 2004, Falconbridge adopted the new CICA standard for Asset Retirement Obligations (CICA 3110). Previously, Falconbridge expensed costs related to ongoing site restoration programs when incurred, while a provision for future site reclamation and closure costs was charged to earnings over the life of the operations.

In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted. Cash outflows totalling US$1,551m are expected to be incurred over a period extending to 62 years. These cash outflows are discounted using a rate ranging from 5% to 9%. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated.

As a result of this change, the cumulative impact from the adoption of this standard at January 1, 2003 was to decrease retained earnings by US$27m, increase capital assets by US$70m, increase the provision for asset retirement by US$97m, decrease future income taxes by US$5m and increase interest of other shareholders by US$5m. Adoption of the new standard reduced net income by US$11m for the year ended December 31, 2003.

(e) Hedging Relationships

Effective January 1, 2004, Falconbridge adopted the new CICA standard for Hedging Relationships (AcG 13). This standard is applied prospectively without restatement of prior period results. As of January 1, 2004, Falconbridge adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used. On implementation of this standard at January 1, 2004, the Company's partially-owned subsidiary, Falconbridge, recorded a deferred mark-to-market gain of US$27m on its interest rate hedges while recording a long-term receivable and long-term payable of US$67m and US$40m, for those contracts in a gain and loss position, respectively. Amortization of US$7m of this deferred gain was amortized into income during 2004, as a reduction of interest expense. Since the interest rate hedge contracts were not eligible for hedge accounting, the change in fair value on these positions are shown as a component of other income.

Falconbridge recorded a mark-to-market loss of US$1m during 2004 respectively, for those contracts which were not eligible for hedge accounting.

At January 1, 2004, Falconbridge recorded a deferred mark-to-market gain of US$3m, for energy price hedge contracts not eligible for hedge accounting, US$2m of this deferred gain was amortized into income during 2004. In addition, Falconbridge recorded a US$1m mark-to-market gain on those contracts during 2004.

Under the provisions of the new standard, Falconbridge continued to be eligible for hedge accounting on its fixed forward price hedges and on its forward and option contracts used as a currency hedge of Canadian dollars operating costs. Falconbridge did not seek hedge accounting for its contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities and accordingly continues to mark these to market.

3. Business Combination

On June 30, 2005, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was completed by way of an amalgamation (the "Amalgamation") of Noranda Inc. and the former Falconbridge Limited (the "former Falconbridge") and the newly amalgamated company continued under the name Falconbridge Limited. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge was a producer of nickel, copper, cobalt and platinum with mining and metallurgical operations mainly in Canada and South America.

The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding

former Falconbridge common shares. On June 30, 2005 the Company completed the second step of the acquisition of the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock option obligations of the former Falconbridge. The results of operations of the former Falconbridge from January 1, 2005 to May 4, 2005 have been included in the Company's consolidated statement of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition. The Company has not yet finalized the allocation of the purchase price related to this acquisition and it will be refined as information relating to the valuation of operating capital assets and development projects is finalized. The preliminary fair values of the assets and liabilities of the former Falconbridge and the preliminary allocation of the purchase consideration are as follows:

(US$ millions, except share price and number of shares)	2005
Calculation of preliminary allocation of purchase price	
Common shares of the Company issued to the former Falconbridge shareholders	132,840,681
The average closing market price of the Company's shares over the six trading days from March 4 through March 11, 2005 (the purchase offer announcement was March 9, 2005)	19.07
Fair Value of the Company's common stock Issued	2,534
Fair Value of vested options assumed by the Company	6
Direct acquisition costs incurred by the Company	22
Total purchase price	2,562
Preliminary fair value of assets acquired by the Company	
Cash and cash equivalents	353
Accounts receivable	178
Metals and other inventories	308
Operating capital assets	3,154
Development projects	565
Investments and other assets	45
Preliminary fair value of liabilities assumed by the Company	
Accounts and taxes payable	(177)
Debt due within one year	(106)
Long-term debt	(480)
Future Income taxes	(876)
Asset retirement obligation, pension and other provisions	(257)
Interests of other shareholders.	(15)
Preferred shares assumed by the Company	(130)
Net assets purchased	2,562

4. (Gain) Loss Net of Restructuring Costs and Other

(US$ millions)	2005	2004 Restated	2004 As reported	2003
Gain on settlement of alumina contract (Note 6)	–	(80)	(80)	–
Gain on sale of units in Noranda Income Fund	–	–	–	(35)
Gain on sale of investment and other	(19)	(7)	(6)	(3)
American Racing impairment	–	–	50	–
Magnesium closure costs (Note 6)	–	–	–	33
Restructuring costs	2	3	3	33
	(17)	(84)	(33)	28

American Racing Impairment

American Racing is a subsidiary of Noranda that manufactures and distributes aluminium wheels. In 2004, Noranda recorded an impairment loss of US$50m which was applied to the carrying value of the operations in the United States. The impairment loss was determined using a discounted cash flow analysis.

On July 17, 2003, Falconbridge sold its remaining 11,984,900 Priority Units of the Noranda Income Fund for gross proceeds of US$84m. The pre-tax gain on the sale was US$35m. The proceeds were used to repay debt. Falconbridge's participation in the Fund decreased to 25% following the sale, representing all of the outstanding Ordinary Units of the Fund. Falconbridge's investment is accounted for on an equity basis.

Other Restructuring Costs

In 2003, employee reductions at Horne, Brunswick smelter and Kidd Creek operating sites and restructuring provisions at American Racing were recorded in the amount of US$33m.

5. Discontinued Operations

In June 2005, Falconbridge disposed of a subsidiary that manufactures and distributes aluminium wheels. The subsidiary was sold for proceeds of US$40.5m, amounting to a net gain on sale of US$1m. Included in discontinued operations, net of tax is a loss of US$9m (2004 – US$40m) from operations prior to the sale. In 2004, Falconbridge recorded an impairment loss of US$50m related to the subsidiary determined using a discounted cash flow analysis. The impact from discontinued operations on the consolidated balance sheets and consolidated statements of cash flows has not been separately disclosed, as it is not considered material.

6. Joint Ventures

Falconbridge's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005					
(US$ millions)	Antamina	Collahuasi	Magnesium	Louvicourt	Gramercy	Total
Balance Sheets						
Current assets	341	413	13	3	53	823
Capital assets and other	608	981	280	–	139	2,008
	949	1,394	293	3	192	2,831
Current liabilities	165	146	1	1	35	348
Long-term debt and other	267	636	24	3	52	982
Falconbridge's investment	517	612	268	(1)	105	1,501
	949	1,394	293	3	192	2,831
Statements of Earnings (Loss)						
Sales and other revenues	623	682	–	29	225	1,559
Operating expenses	188	256	–	11	211	666
Income generated by operating assets	435	426	–	18	14	893
Expenses	138	126	5	–	6	275
Minority interest	–	38	–	7	–	45
Falconbridge's share of earnings (loss)	297	262	(5)	11	8	573
Statements of cash Flows						
Cash realized from (used for):						
Operations	417	387	(9)	34	7	836
Investment activities	(22)	(30)	–	2	(12)	(62)
Financing activities	(153)	(94)	(1)	–	–	(248)

6. Joint Ventures (continued)

(US$ millions)	2004					
	Antamina	Collahuasi	Magnesium	Louvicourt	Gramercy	Total
Balance Sheets						
Current assets	223	392	12	18	38	683
Capital assets and other	630	955	272	4	133	1,994
	853	1,347	284	22	171	2,677
Current liabilities	73	179	–	2	18	272
Long-term debt and other	346	628	27	5	56	1,062
Minority interest in subsidiaries	–	222	–	6	–	228
Falconbridge's investment	434	318	257	9	97	1,115
	853	1,347	284	22	171	2,677
Statements of Earnings (Loss)						
Sales and other revenues	351	575	–	47	39	1,012
Expenses	221	319	5	23	38	606
Minority interest	–	105	–	9	–	114
Falconbridge's share of earnings (loss)	130	151	(5)	15	1	292
Statements of Cash Flows						
Cash realized from (used for):						
Operations	196	272	(3)	27	13	505
Investment activities	(15)	(20)	–	–	(5)	(40)
Financing activities	(69)	(66)	(1)	–	–	(136)

(US$ millions)	2003				
	Antamina	Collahuasi	Magnesium	Louvicourt	Total
Balance Sheets					
Current assets	110	143	23	12	288
Capital assets and other	660	923	252	9	1,844
	770	1,066	275	21	2,132
Current liabilities	75	87	6	2	170
Long-term debt and other	346	598	30	2	976
Minority interest in subsidiaries	–	156	–	7	163
Falconbridge's investment	349	225	239	10	823
	770	1,066	275	21	2,132
Statements of Earnings (Loss)					
Sales and other revenues	187	275	–	28	490
Expenses	159	206	34	24	423
Minority interest	–	28	–	1	29
Falconbridge's share of earnings (loss)	28	41	(34)	3	38
Statements of Cash Flows					
Cash realized from (used for):					
Operations	57	95	(28)	13	137
Investment activities	(15)	(114)	(13)	–	(142)
Financing activities	(47)	9	(1)	–	(39)

Falconbridge holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. Falconbridge holds a 44% interest in Compania Minera Dona Ines de Collahuasi S.C.M. ("Collahuasi"), a corporation which owns the mining and water rights and other assets relating to the Collahuasi mine, and which secured financing, conducts the operations and markets the products of the property.

Falconbridge owns an 80% joint-venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec. As a result of depressed global magnesium prices, the Company temporarily shut

down its Magnesium operation in April 2003. Included in restructuring costs in 2003 is a charge of US$33m related to this closure.

The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint-venture interest in the Louvicourt copper/zinc mine in northwestern Quebec which closed in 2005.

In October 2004, the Company assumed a 50% interest in Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana and Kaiser Aluminum's related bauxite assets in Jamaica, in exchange for the settlement of an alumina supply contract and US$11.5m. The Company recorded a gain of US$80m on the settlement of the contract (Note 4). The total consideration of US$91.5m, comprised of cash and the gain on the settlement of the contract, was allocated as US$11.5m to working capital, US$129m to capital assets and US$49m to future income taxes.

7. Operating Capital Assets

As at 31 December 2005

	Mines, mining plant and ancillary mining assets		Smelters		Refineries		Other			
(US$ millions)	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Deferred preproduction development and exploration, net	Net book value
Copper	2,021	810	999	651	686	395	1,852	344	448	3,806
Nickel	1,210	737	265	166	400	249	1,165	107	333	2,114
Zinc	433	357	198	145	–	–	3	1	8	139
Aluminium	10	–	745	490	6	–	623	184	1	711
Other	246	223	–	–	–	–	49	45	6	33
Total	3,920	2,127	2,207	1,452	1,092	644	3,692	681	796	6,803

As at 31 December 2004 (Restated – see note 2)

	Mines, mining plant and ancillary mining assets		Smelters		Refineries		Other			
(US$ millions)	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Cost	Accumulated depreciation and amortization	Deferred preproduction development and exploration, net	Net book value
Copper	2,224	849	984	477	670	380	612	282	388	2,890
Nickel	1,233	745	256	157	385	234	153	92	279	1,078
Zinc	434	349	195	138	–	–	3	1	14	158
Aluminium	4	–	738	478	2	–	600	164	–	702
Other	347	319	–	–	–	–	129	119	4	42
Total	4,242	2,262	2,173	1,250	1,057	614	1,497	658	685	4,870

As at 31 December 2004 (As reported)

	Copper	Nickel	Zinc	Aluminium	Other	Total
Property, plant and equipment at cost	4,490	2,027	632	1,344	476	8,969
Accumulated depreciation	(1,988)	(1,228)	(488)	(642)	(438)	(4,784)
	2,502	799	144	702	38	4,185
Deferred preproduction, development and exploration (net)	388	279	14	–	4	685
	2,890	1,078	158	702	42	4,870

As at 31 December 2003

(US$ millions)	Copper	Nickel	Zinc	Aluminium	Other	Total
Property, plant and equipment, at cost	4,127	1,941	640	1,195	527	8,430
Accumulated depreciation	(1,793)	(1,132)	(464)	(616)	(442)	(4,447)
	2,334	809	176	579	85	3,983
Deferred preproduction, development and exploration (net)	423	298	58	–	3	782
	2,757	1,107	234	579	88	4,765

In 2005, approximately US$1,966m was allocated to the operating assets as preliminary fair market value increments from the purchase accounting pertaining to the acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own (Note 3). The preliminary fair market value increments are allocated to different business units as other operating capital assets, based on the preliminary allocation of the purchase cost for the acquisition.

8. Development Projects

Development projects consist of brownfield and greenfield projects that are expected to contribute to earnings upon completion of construction and advancement to commercial production.

Major projects in the category are as follows:

(US$ millions)	As at December 31 2005	2004	2003
Collahuasi expansion	–	–	207
Kidd Creek – deep expansion	518	404	277
Koniambo – New Caledonia	276	180	123
Nickel Rim South	173	101	5
Magnesium	280	272	252
Other development projects	205	209	109
Preliminary allocation of fair market value increments (Note 3)	255	–	–
	1,707	1,166	973

During 2003, an additional US$370m of capital was invested into the projects. No additional capital was expended in the magnesium operations during 2003. The increase in carrying value attributed to the magnesium operations in 2003 is as a result of capitalization of operating costs during the first quarter of 2003 and the appreciation of the Canadian dollar compared to the U.S. dollar during 2003.

The increase in carrying value attributed to the magnesium operations in 2005 and 2004 is a result of the appreciation of the Canadian dollar compared to the U.S. dollar during 2005 and 2004. The Collahuasi expansion went into commercial production during the third quarter of 2004.

9. Investments and Other Assets

	As at December 31			
(US$ millions)	2005	2004 Restated	2004 As reported	2003
Equity accounted investment – Noranda Income Fund	40	43	43	46
Cost accounted investments	39	33	24	17
Derivative financial instruments	102	120	120	24
Antamina net proceeds interest	21	23	23	23
Debenture discount and issue expenses – net	20	18	18	21
Supplies inventory	19	25	25	16
Deposits and other assets	66	62	71	58
	307	324	324	205

As at 31 December 2005, the fair market value of the cost accounted investments was US$53m (2004 – US$46m)

10. Debt

(US$ millions)	Interest rates	Total 2005	2006	2007	2008	2009	2010	2011 to 2014	After 2014	Total 2004 As restated
		Principal repayment schedule as at December 31, 2005								
Debt of the Company and its wholly-owned subsidiaries:										
Senior debentures (a)	6.22%	2,342	250	–	150	–	–	850	1,092	2,245
Other loans and capital leases (b)	4.93%	74	16	20	24	1	6	7	–	361
Convertible debentures (Note 11)	5.00%	105	–	105	–	–	–	–	–	112
Preferred share liabilities (Note 12)	6.25%	876	–	–	126	–	300	300	150	122
	6.14%	3,397	266	125	300	1	306	1,157	1,242	2,840
Debt of joint ventures (c)	6.30%	430	87	87	87	87	40	42	–	588
Total	6.17%	3,827	353	212	387	88	346	1,199	1,242	3,428
Debt due within one year		353								570
Long-term debt		3,474								2,858

[1] weighted average interest rates after swap contracts, as at December 31, 2005.

(a) Senior debentures of US$2,342m (2004 – US$2,245m) are direct unsecured obligations of the Company.

On June 8, 2005 Falconbridge issued US$250m of 12-year notes and US$250m of 30-year notes under the Company's base shelf prospectus. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

(b) Other loans and capital leases include borrowings under demand lines and unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next five years. At December 31, 2005, Falconbridge had utilized US$nil (2004 – US$246m) from its total committed lines of US$780m (2004 – US$1,112m).

The Company has an uncommitted letter of credit facility of US$20m and Cdn$85m (2004 – US$21m). Letters of credit of US$46m (2004 – US$17m) were outstanding under this facility at December 31, 2005.

(c) Debt of joint ventures includes US$188m, Falconbridge's 33.75% share of the US$557m of borrowings under Antamina's original US$1,320m senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have maturity dates ranging from less than one year to five years. With the exception of US$228m, all of these facilities are insured for political risks or are otherwise guaranteed for political risk by multilateral, national or private sector institutions. Falconbridge's guarantee of Antamina's debt was removed during 2003 as the completion tests were met.

(d) After taking into account current interest rates and credit spreads, the fair value of the Company's debt, excluding the debt of joint ventures, at December 31, 2005 was greater than book value by US$129m (2004 – US$206m).

(e) Interest rate swap agreements of US$1,250m (2004 – US$1,050m) have been entered into by the Company, whereby fixed rates of interest are received and floating rates are paid for terms up to 9.5 years. In addition, interest rate swap agreements of US$250m (2004 – US$550m) have been entered into by the Company, whereby fixed rates of interest are paid and floating rates are received for a period up to 6.5 years. As at December 31, 2005, the estimated aggregate fair value of the interest rate swap agreements of the Company had a mark-to-market gain of US$7m (2004 – US$41m).

The Company has entered into several cross-currency interest rate swap transactions whereby rates of interest on debentures in the amount of US$111m (2004 – US$111m) are swapped to floating rates of interest and US$25m (2004 –

US$25m) are swapped to fixed rates of interest for terms of three years. At December 31, 2005, the mark-to-market value of these positions was a gain of US$47m (2004 – US$45m).

			Principal repayment schedule as at December 31, 2004 (As reported)							
(US$ millions)	Interest rates[1]	Total 2004	2005	2006	2007	2008	2009	2010 to 2013	After 2013	Total 2003
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	3.57%	302	75	2	215	1	1	5	3	55
Senior debentures	5.73%	1,150	200	–	–	–	–	600	350	1,450
Liability element of convertible debentures (Note 11)	5.00%	13	–	–	13	–	–	–	–	18
	5.28%	1,465	275	2	228	1	1	605	353	1,523
Debt of partially-owned subsidiaries and joint ventures	5.02%	1,743	295	353	103	256	83	395	258	1,801
Total	5.14%	3,208	570	355	331	257	84	1,000	611	3,324
Debt due within one year		570								431
Long-term debt		2,638								2,893

[1] weighted average interest rates after swap contracts, as at December 31, 2004.

			Principal repayment schedule as at December 31, 2003							
(US$ millions)	Interest rates[1]	Total 2003	2004	2005	2006	2007	2008	2009 to 2012	After 2012	Total 2002
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	4.00%	55	13	3	1	28	2	4	4	330
Senior debentures	4.83%	1,450	300	200	–	–	–	600	350	1,300
Liability element of convertible debentures (Note 11)	5.00%	18	–	–	–	18	–	–	–	18
	4.80%	1,523	313	203	1	46	2	604	354	1,648
Debt of partially-owned subsidiaries and joint ventures	4.44%	1,801	118	330	346	96	217	436	258	1,701
Total	4.61%	3,324	431	533	347	142	219	1,040	612	3,349
Debt due within one year		431								335
Long-term debt		2,893								3,014

(a) Notes payable and revolving term loans include borrowings under unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next three years. At December 31, 2004, Noranda had utilized US$246m (including US$18m by Falconbridge, excluding Collahuasi) from its total committed lines of US$1,112m (including US$475m for Falconbridge, excluding Collahuasi). At December 31, 2003, Noranda had utilized $68m (including US$32m by Falconbridge, excluding Collahuasi) from its total committed lines of US$1,132m (including US$405m for Falconbridge, excluding Collahuasi).

Senior debentures of US$1,150m (2003 – US$1,450m) are direct unsecured obligations of the Company.

(b) On May 28, 2003, Noranda's partially-owned subsidiary Falconbridge issued US$250m 5.375% fixed-rate debentures maturing on June 1, 2015. The proceeds from this offering were used to repay debt outstanding under its commercial paper program, to fund planned expenditures and for other general corporate purposes.

On September 24, 2003, Noranda issued US$350m 6% fixed-rate debentures maturing October 15, 2015. The proceeds from this offering were invested in short-term investments and used for other general corporate purposes

(c) Debt of partially-owned subsidiaries and joint ventures includes US$305m (2003 – US$374m), Noranda's 33.75% share of the US$905m of borrowings under Antamina's US$1,320m senior credit facilities. These facilities, provided by a

consortium of international banks and national import/export credit agencies, have maturity dates ranging from 3.5 to 7.5 years. With the exception of US$118m, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. Noranda's guarantee of this facility was removed during 2003 as the completion tests were met. Prior to meeting the completion tests, the average interest rate, inclusive of political risk insurance premiums and guarantee fees, ranges from LIBOR +2.4% to approximately LIBOR +4.1%.

(d) After taking into account current interest rates and credit spreads, the fair value of the debt of the Company at December 31, 2004 was greater than book value by US$112m (2003 – US$120m), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by US$70m (2003 – US$94m).

(e) Interest rate swap agreements of US$650m (2003 – US$650m) have been entered into by the Company, and US$400m (2003 – US$400m) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to 10.5 years. In addition, interest rate swap agreements of US$550m (2003 – US$561m) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to 7.5 years. As at December 31, 2004, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market gain of US$20m and US$21m respectively (2003 – US$14m and US$24m, respectively).

The Company's partially-owned subsidiary Falconbridge has entered into several cross-currency interest rate swap transactions whereby rates of interest on debentures in the amount of US$86m (2003 – US$86m) are swapped to floating and US$25m (2003 – US$25m) are swapped to fixed rates of interest for terms of four years. At December 31, 2004, the mark-to-market value of these positions was a gain of US$45m (2003 – US$31m).

At December 31, 2002, the Company recorded a deferred gain of US$21m on the closure of Cdn$400m interest rate swap agreements. The Company recognized into income US$4m during 2004 (2003 – US$17m).

Interest, net (US$ millions)	2005	2004 (Restated – see note 2)	2004 (As reported)	2003
Interest on long-term debt	234	164	163	158
Interest on short-term debt	17	16	16	5
Interest income	(46)	(24)	(24)	(14)
	205	156	155	149
Capitalized interest	(53)	(36)	(36)	(20)
	152	120	119	129

11. Convertible Debentures

The Cdn$131m (2004 – Cdn$150m) adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, and of 1% plus the percentage that two times the common share dividend paid in the previous six months is of the conversion price. The debentures are convertible at the holder's option into common shares of the Company at a conversion price of Cdn$27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company.

The Company's convertible debentures contain both debt and equity components (Note 2). At December 31, 2005, the liability component amounted to US$105m (2004 – US$112m) (Note 10). The equity component representing the fair value of the holders' option to convert the debentures into the common shares of the Company was classified as a component of shareholders' equity and amounted to US$37m at December 31, 2005 (2004 – US$42m) (Note 15).

During 2005, debentures with face value of Cdn$19m were converted to the common shares of Falconbridge by the holders (Note 15). Upon conversion, the carrying value of the related liability and the fair value of the holders' option for the converted debentures were reclassified from liability and shareholders' equity respectively to share capital.

12. Preferred Shares Liabilities

(US$ millions)	2005	2004
Junior Preference Shares, Series 1	300	–
Junior Preference Shares, Series 2	300	–
Junior Preference Shares, Series 3	150	–
Preference Shares, Series H	126	122
	876	122

Junior Preference Shares

On May 4, 2005, 63.4 million common shares of the Company were repurchased in exchange for 50 million of three series of junior preference shares with a fair value of US$1,250m. These preference shares are accounted for as liabilities since Falconbridge has to redeem these shares by a specific date in the future and this mandatory redeemable feature represents a fixed obligation to Falconbridge. These preference shares were measured at their fair value, being the closing quoted market price on their first trading day of May 5, 2005. These preference shares rank junior to all other preferred shares of Falconbridge with respect to priority in the payment of dividends and the distribution of assets of Falconbridge in the event of any liquidation, dissolution or winding-up of Falconbridge.

On August 11, 2005, the Company redeemed a total of US$500m of 20 million outstanding junior preference shares. The Company redeemed 8 million Junior Preference Shares, Series 1, 8 million Junior Preference Shares, Series 2, and 4 million Junior Preference Shares, Series 3. Each junior preference share was redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from July 1, 2005 to August 10, 2005. Included in interest expense on the consolidated statement of income and retained earnings was US$5m paid as premium on early redemption of the preference shares. The details of each series of the junior preference shares are as follows:

(a) Junior Preference Shares, Series 1

As at December 31, 2005, the Company had 11,999,899 of Junior Preference Shares Series 1 outstanding. The holders of Junior Preference Shares, Series 1 are entitled to receive dividends in the amount of US$1.50 per share, per annum, payable quarterly.

The Junior Preference Shares, Series 1 are redeemable by the Company at any time, on or before June 28, 2008 at US$25.25 per share, and thereafter at US$25.00 per share, and must be redeemed by the Company on May 6, 2010 at US$25.00 per share. On its Final Redemption Date, the Junior Preference Shares, Series 1 are convertible, in whole or in part, at the option of the Company, into that number of freely tradable common shares determined by dividing the aggregate of US$25.00, by the greater of US$2.00 and 90% of the U.S. dollar equivalents of the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

(b) Junior Preference Shares, Series 2

As at December 31, 2005, the Company had 11,999,899 of Junior Preference Shares Series 2 outstanding. The holders of Junior Preference Shares, Series 2 are entitled to receive dividends in the amount of US$1.5625 per share, per annum, payable quarterly. From June 30, 2010 until June 30, 2012, holders of Junior Preference Shares Series 2 will be entitled to receive fixed preferential cumulative dividends at a rate per annum equal to the greater of (i) 6.25% and (ii) a rate equal to the seven year U.S. treasury bond yield at the commencement of such subsequent fixed-rate period plus 2.05%.

The Junior Preference Shares Series 2 are redeemable by the Company at any time, on or before June 30, 2010 at US$25.25 per share, and thereafter until June 29, 2012 at US$25.00 per share, and must be redeemed by the Company on June 30, 2012 at US$25.00 per share. On its Final Redemption Date, the Junior Preference Shares Series 2 are convertible, in whole or in part, at the option of the Company, into that number of freely tradable common shares determined by dividing the aggregate of US$25.00 by the greater of US$2.00 and 90% of the U.S. dollar equivalents of

the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

(c) Junior Preference Shares, Series 3

As at December 31, 2005, the Company had 5,999,903 of Junior Preference Shares Series 3 outstanding. The holders of Junior Preference Shares Series 3 are entitled to receive dividends in the amount of US$1.625 per share, per annum, payable quarterly. From June 30, 2010 until June 30, 2012 and for each succeeding two-year subsequent fixed-rate period until June 30, 2015, holders of Junior Preference Shares Series 3 will be entitled to receive fixed preferential cumulative dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to the ten-year U.S. treasury bond yield at the commencement of such subsequent fixed-rate period plus 2.35%. Dividends may be paid in cash or in a number of common shares determined by dividing the declared dividend amount by 95% of the U.S. dollar equivalent of the volume weighted average trading price of the common shares on the TSX for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for payment of the dividend.

The Junior Preference Shares Series 3 are redeemable by the Company at any time, on or before June 30, 2013 at US$25.25 per share, and thereafter until June 29, 2015 at US$25.00 per share, and must be redeemed by the Company on June 30, 2015 at US$25.00 per share. On its Final Redemption Date, the Junior Preference Shares Series 3 are convertible, in whole or in part, at the option of the Company, into that number of freely tradable common shares determined by dividing the aggregate of US$25.00 by the greater of US$2.00 and 90% of the U.S. dollar equivalents of the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

Preferred Shares Series H

At December 31, 2005, there were 6,000,000 (2004 – 6,000,000) Series H Preferred Shares outstanding. These preferred shares are presented as liabilities since their conversion feature represents a fixed obligation to Falconbridge (Note 2). Holders of the Series H Preferred Shares are entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Company's Board of Directors, at a rate of Cdn$1.625 per share per annum, payable quarterly, in equal instalments of Cdn$0.40625 per share, on the last day of March, June, September and December of each year.

On and after March 31, 2008, the Company may, at its option (i) redeem the outstanding Series H Preferred Shares in whole at any time or in part from time to time, by the payment of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption; or (ii) subject, if required, to stock exchange approvals, convert the outstanding Series H Preferred Shares into Falconbridge common shares. The number of common shares into which each Series H Preferred share may be so converted will be determined by dividing the redemption price per Series H Preferred Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time.

On or after June 30, 2008, each Series H Preferred Share will be convertible at the option of the holder on the last day of March, June, September and December in each year into that number of Falconbridge common shares determined by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time. If a holder of Series H Preferred Shares elects to convert any of those shares into Falconbridge common shares, the Company may, on not less than 20 days notice prior to the conversion date, elect to redeem those Series H Preferred Shares for Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion or arrange for the sale of those shares to substitute purchasers at such price.

13. Asset Retirement Obligation, Pension and Other Provisions

(US$ millions)	As at December 31 2005	2004	2003
Asset retirement obligation (a)	424	436	412
Employee future benefits costs (assets) liability (Note 20)	102	(12)	42
Other provisions	133	171	85
	659	595	539

	As at December 31, 2004 (As reported)			As at December 31, 2003		
(US$ millions)	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Asset retirement obligation	273	163	436	271	141	412
Pension, benefits and other provisions	(56)	215	159	(64)	191	127
	217	378	595	207	332	539

(a) The business conducted by Falconbridge has been, and may in the future be, affected by changes in environmental legislation and other requirements including those related to asset retirement obligations and progressive site restoration costs. As Falconbridge operates in many countries, both the likelihood of changes in legislation and its impact upon Falconbridge are not predictable. Falconbridge's policy is to meet and, if possible, surpass standards set by relevant legislation, through the application of innovative and technically proven economical measures in advance of prescribed deadlines. Falconbridge incurs substantial removal and site restoration costs on an ongoing basis, which, it believes, will mitigate future removal and site restoration costs. A long-term obligation, equal to the fair value of the legal obligation for asset retirement is recorded based on an annual assessment of projected asset retirement and progressive reclamation costs. The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted.

Falconbridge uses discount rates ranging from 5.0% to 8.0%. As of December 31, 2005, undiscounted cash outflows approximating US$1,542m are expected to occur over a period exceeding 50 years. In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

(US$ millions)	Year ended December 31 2005	2004	2003
Asset retirement obligation, beginning of period	(436)	(412)	(334)
Liabilities incurred	–	(5)	(18)
Liabilities settled	62	36	29
Gain on settlement of liabilities	2	5	–
Accretion expense	(37)	(24)	(27)
Revision in estimated cash flows	(4)	(9)	–
Foreign exchange	(11)	(27)	(62)
Asset retirement obligation, end of period	(424)	(436)	(412)

14. Interests of Other Shareholders

(US$ millions)	As at December 31 2005	2004	2003
Preferred shares of subsidiaries	–	130	130
Common equity interests	54	1,067	789
	54	1,197	919

On June 30, 2005, the Company completed the acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own (Note 3). The preferred shares of the former Falconbridge were assumed by the Company upon acquisition.

15. Shareholders' Equity

Capital Stock
Authorized:

Preferred shares, an unlimited number
Common shares, an unlimited number
Participating shares, an unlimited number

(US$ millions)	As at December 31 2005	2004 Restated (see note 2)	2004 As reported	2003
Issued:				
Preferred shares Series F	59	59	59	59
Preferred shares Series G	137	137	137	137
Preferred shares Series H	–	–	99	99
Preferred shares Series 1 (Note 3)	1	–	–	–
Preferred shares Series 2 (Note 3)	78	–	–	–
Preferred shares Series 3 (Note 3)	51	–	–	–
Equity element of convertible debentures (Note 11)	37	42	89	84
Common shares	4,264	2,107	2,107	2,084
Stock option valuation	10	3	3	3
	4,637	2,348	2,494	2,466
Retained earnings (deficit)	154	231	288	(130)
Currency translation adjustment	240	263	280	264
	5,031	2,842	3,062	2,600
Share purchase plan	–	(3)	(3)	(3)
	5,031	2,839	3,059	2,597

Preferred Shares Series F

The Company had 3,246,057 (2004 – 3,246,057; 2003 – 3,246,057) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2005.

Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is +/–4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares, Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter. On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at Cdn$25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G

The Company had 8,753,943 (2004 – 8,753,943; 2003 – 8,753,943) Series G Preferred Shares outstanding at December 31, 2005. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum. On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at Cdn$25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Preferred Shares Series H

The Company completed a public offering of Cumulative Preferred Shares, Series H for aggregate gross proceeds of Cdn$150m on March 25, 2003. At December 31, 2004, there were 6,000,000 (2003 – 6,000,000) Series H Preferred Shares outstanding.

Holders of the Series H Preferred Shares are entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Company's Board of Directors, at a rate of Cdn$1.625 per share per annum, payable quarterly, in equal instalments of Cdn$0.40625 per share, on the last day of March, June, September and December of each year.

On and after March 31, 2008, the Company may, at its option (i) redeem the outstanding Series H Preferred Shares in whole at any time or in part from time to time, by the payment of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption; or (ii) subject, if required, to stock exchange approvals, convert the outstanding Series H Preferred Shares into Falconbridge common shares. The number of common shares into which each Series H Preferred Share may be so converted will be determined by dividing the redemption price per Series H Preferred Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time.

On or after June 30, 2008, each Series H Preferred Share will be convertible at the option of the holder on the last day of March, June, September and December in each year into that number of Falconbridge common shares determined by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Falconbridge common shares at such time. If a holder of Series H Preferred Shares elects to convert any of those shares into Falconbridge common shares, the Company may, on not less than 20 days notice prior to the conversion date, elect to redeem those Series H Preferred Shares for Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion or arrange for the sale of those shares to substitute purchasers at such price.

Preferred Shares Series I

The Company completed a private placement of 6,000,000 Cumulative Preferred Shares, Series I to Brascan Corporation for aggregate gross proceeds of Cdn$150m on April 25, 2003. On August 18, 2003, the Company redeemed all Series I Preferred Shares with a portion of the net proceeds it received from the issuance of the 24,800,000 common shares issued on August 11, 2003. As a result of this redemption, a foreign exchange loss of US$5m was recorded in retained earnings.

Preferred Shares Series 1

On March 7, 1997, the Company issued 8,000,000 Units, at a price of Cdn$10.00 per Unit, with each Unit consisting of one Cumulative Preferred Share Series 1 (the "Preferred Share Series 1") and one Cumulative Preferred Share Series 2 Purchase Warrant (the "Warrant"). Since September 1, 1998, the quarterly cash dividend on Preferred Share Series 1 has

been Cdn$0.02 per share. The holders of the Units had the right to acquire on certain dates, for each Unit held, one Cumulative Preferred Share Series 2 (the "Preferred Share Series 2") of the Company by the combined effect of tendering for conversion one Preferred Share Series 1 and the exercise of one Warrant together with the cash payment of Cdn$15.00 per Warrant. A total of 7,910,165 warrants have been converted into Preferred Shares Series 2. The remaining unexercised warrants cannot be exercised.

Preferred Shares Series 2

Until March 1, 2004, holders of the Preferred Shares Series 2 were entitled to fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, which accrued from the date of issue and were payable quarterly in the amount of Cdn$0.3672 per share of Cdn$1.4688 per share per annum. From March 1, 2004, the Preferred Share Series 2 are entitled to floating adjustable cumulative preferential cash dividends as and when declared by the Board of Directors.

Holders of Preferred Share Series 2 had the right to convert their shares into Cumulative Preferred Share Series 3 (the "Preferred Share Series 3") of the Company, subject to certain conditions, on March 1, 2004, and will continue to have the right every five years thereafter. On March 1, 2004, the Company had the right to redeem for cash the Preferred Share Series 2, in whole but not in part, at the Company's option, at Cdn$25.00 per share plus accrued and unpaid dividends. Subsequent to March 1, 2004, the Company has the right to redeem at any time for cash the Preferred Share Series 2, in whole but not in part, at the Company's option, at Cdn$25.50 per share plus accrued and unpaid dividends. Effective March 1, 2004, the Preferred Share Series 2 shares pay a monthly adjustable floating dividend based on a percentage of the Canadian prime rate. A total of 3,122,882 units have been converted into Preferred Share Series 3.

Preferred Shares Series 3

Holders of Preferred Share Series 3 are entitled to fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, which accrue from March 1, 2004. The dividends are payable quarterly on the first day of March, June, September, and December in the amount of Cdn$0.2863 per share of Cdn$1.1452 per share per annum until March 1, 2009. The Preferred Share Series 3 are not redeemable prior to March 1, 2009. The Preferred Share Series 3 will be redeemable on March 1, 2009 and on March 1 every fifth year thereafter, in whole but not in part, at the Company's option, at Cdn$25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of Preferred Share Series 3, upon giving notice, will have the right to convert on March 1, 2009, and on March 1 in every fifth year thereafter, their shares into an equal number of Preferred Share Series 2, subject to the automatic conversion provisions.

Common Share Issue

On August 12, 2003, the Company completed a public issue of 48,520,000 common shares at a price of Cdn$12.65 for net proceeds of Cdn$601m. Brascan Corporation subscribed for 20,000,000 shares from this issue.

Non-voting Participating Shares

The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions

(US$ millions)	Shares (000)	Amount
Common shares, December 31, 2002	241,289	1,595
Issues of common shares	48,520	434
Issues on exercise of stock options	373	5
Issued under dividend re-investment	5,046	50
Common shares, December 31, 2003	295,228	2,084
Issues on exercise of stock options	1,704	22
Issued under dividend re-investment	38	1
Common shares, December 31, 2004	296,970	2,107
Issued upon Amalgamation	132,841	2,534
Repurchased by issuance of junior preferred shares (Note 12)	(63,377)	(451)
Issues on exercise of stock options	3,486	52
Issued upon conversion of debentures (Note 11)	703	21
Issued under dividend re-investment	65	1
Common shares, December 31, 2005	370,688	4,264

Earnings Per Share

During 2005, earnings per share is determined by dividing net income, after deducting preferred share dividends of US$17m (2004 – US$13m), by the weighted average number of common shares outstanding of 339,756,276 (2004 – 296,245,753) during the year, excluding shares securing employee share purchase loans.

For 2004 as reported and 2003, earnings per share is determined by dividing net income, after deducting preferred share dividends of US$20m (2003 – US$21m) and the equity portion of the convertible debenture interest of US$3m (2003 – US$3m), by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans of 296,245,753 (2003 – 261,618,375).

Diluted earnings per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

During 2005, diluted earnings per share is determined by dividing net income attributable to common shares, after adding the dilutive effect of convertible debentures of US$8m (2004 – US$7m), by the diluted weighted average number of shares of 346,173,501 (2004 – 303,458,182).

For 2004 as reported and 2003, diluted earnings per share is determined by dividing net income (loss) attributable to common shares, after adding the dilutive effect of convertible debentures of US$3m (2003 – US$nil), by the diluted weighted average number of shares 303,789,960 (2003 – 261,618,375).

Share Purchase Plan

In 1998, 2001 and 2002, loans were issued to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in ten years, and were secured by a pledge of 331,950 common shares at December 31, 2004 (2003 – 331,950). Loans receivable at December 31, 2004 of US$3m (2003 – US$3m) were recorded as a reduction of shareholders' equity. The loans were repaid in full in 2005 and the repayment was accounted for as a corresponding increase in shareholders' equity.

Stock Options

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options generally have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted from January 1, 2000 to February 28, 2002 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater

than the exercise price of the option, the final tranche of certain unvested options outstanding on that date will immediately vest and be exercisable.

During 2005, three stock option series totaling 1,301,197 options (2004 – 882,000; 2003 – 1,422,500) at a weighted-average price of Cdn$23.32 (2004 – Cdn$20.42; 2003 – Cdn$14.45) were granted. The compensation expense associated with these stock options series was calculated using the Black-Scholes valuation model assuming the following weighted-average parameters; 10-year term (2003 – 8-year term), 25% volatility, expected dividend of 2.41% annually (2004 – 1.86% annually; 2003 – 5.35% annually) and an interest rate of 4.00% (2004 – 4.33%; 2003 – 4.89%). The stock option value is charged against net income over its vesting period.

On June 30, 2005, the Company assumed the stock option obligations of the former Falconbridge upon acquisition of the former Falconbridge (Note 3). The stock options retained their original attributes with the exception that the number of stock options increased by a ratio of 1.77 and the exercise prices decreased by a ratio of 1.77 to reflect the acquisition price of one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The fair value of the unvested stock options as at June 30, 2005 amounted to US$17m. The value of the stock options was calculated using the Black Scholes valuation model, using the following weighted average assumptions: a seven-year exected life, 26% volatility, an expected dividend of 2.34% and an interest rate of 3.58%. The value is being charged against net income over the vesting periods of the stock options.

Corporate and general administration expenses in 2005 include compensation costs of US$6m (2004 – US$4m; 2003 – US$3m) relating to outstanding options granted since January 1, 2002.

A summary of the status of the stock option plan and changes during the years is presented below:

	2005		2004		2004		2003	
			Restated – see note 2		As reported			
(Cdn$)	Options (000)	Weighted-average exercise price (Cdn$)	Options (000)	Weighted-average exercise price (Cdn$)	Options (000)	Weighted-average exercise price (Cdn$)	Options (000)	Weighted-average exercise price (Cdn$)
Outstanding, beginning of year	7,416	16.75	9,584	16.35	9,584	16.35	8,591	16.65
Options assumed upon Amalgamation (Note 3)	3,049	12.91	–	–	–	–	–	–
Granted	1,301	23.32	882	20.42	882	20.42	1,422	14.45
Exercised	(3,486)	16.23	(1,704)	16.24	(1,704)	16.47	(373)	15.92
Cancelled	(738)	15.77	(1,346)	16.64	(1,346)	16.64	(56)	16.85
Outstanding, end of year	7,542	17.37	7,416	16.75	7,416	16.75	9,584	16.35

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable	
Range of exercise prices (Cdn$)	Number (000) outstanding at December 31, 2005	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Number (000) exercisable at December 31, 2005	Weighted-average exercise price (Cdn$)
$ 8.85 to $12.85	1,227	6.7	$9.46	253	$9.56
$13.82 to $15.00	723	7.0	13.87	158	14.05
$15.05 to $19.16	2,860	5.7	16.38	1,981	12.46
$19.29 to $26.91	2,732	8.7	22.87	161	21.42
	7,542	7.1	$17.37	2,553	$12.84

The following table summarizes information about stock options outstanding at December 31, 2004:

(Cdn$) Range of exercise prices	Options Outstanding: Number (000) outstanding at December 31, 2004	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Options exercisable: Number (000) exercisable at December 31, 2004	Weighted-average exercise price (Cdn$)
$12.67 to $17.88	5,537	7.2	$15.50	3,539	$15.95
$18.00 to $19.29	640	5.8	18.73	460	19.01
$20.37 to $24.17	1,239	7.8	21.31	388	23.27
	7,416	7.2	$16.75	4,387	$16.92

The following table summarizes information about stock options outstanding at December 31 2003:

(Cdn$) Range of exercise prices	Options Outstanding: Number (000) outstanding at December 31, 2003	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Options exercisable: Number (000) exercisable at December 31, 2003	Weighted-average exercise price (Cdn$)
$12.67 to $17.88	8,162	8.0	$15.63	3,719	$16.03
$18.00 to $19.29	914	6.2	18.86	687	19.14
$23.26 to $24.17	508	4.0	23.27	508	23.27
	9,584	7.6	$16.35	4,914	$17.21

Director Deferred Stock Unit Plan

Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

As of December 31, 2005 the total DSUs held by participating directors was 105,336 (2004 – 61,351; 2003 – 44,108), the accrual in respect of which is not significant at December 31, 2005, 2004 and 2003.

Management Deferred Share Unit Plan (MDSUP)

Management deferred share units ("Units") may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash bonus awards. The annual bonus awards would be converted to Units based on a rate set on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the H.R. Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP.

An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Company, on the same basis as if the dividends were reinvested pursuant to the Company's dividend reinvestment plan. The Units will vest over a five-year period and participants will only be allowed to redeem the Units upon cessation of employment.

The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Falconbridge common shares at the time of cessation of employment with the Company.

As of December 31, 2005, a total of 93,866 Units were held by executives of the Company (2004 – 44,274; 2003 – 33,666), the accrual in respect of which is not significant at December 31, 2005, 2004 and 2003.

Dividend Reinvestment Plan

Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2005, 64,642 (2004 – 37,910; 2003 – 5,046,641) common shares were issued under the dividend reinvestment plan. The dividend reinvestment plan was indefinitely suspended on October 20, 2005 according to the terms of the Inco and Falconbridge support agreement related to the Inco offer to purchase Falconbridge common shares.

16. Income and Production Taxes

The provision for income and production taxes differs from the amount that would have resulted by applying statutory income tax rates to earnings as described below.

(US$ millions)	2005	2004 Restated (see note 2)	2004 As reported	2003
Income before the following:				
Income and production taxes and minority interest	1,546	1,242	1,181	131
Provision based on combined federal and composite provincial tax rate of 33.2% (2004 – 37.6%) (2003 – 38.6%)	513	467	444	51
Increase (decrease) in taxes resulting from:				
Resource and depletion allowances	(32)	(26)	(26)	(6)
Royalties and mineral taxes	22	22	22	7
Rate differences from foreign and manufacturing activities	(76)	(116)	(116)	(50)
Non-taxable items	(7)	(57)	(57)	(20)
Capital taxes	25	7	7	13
Foreign exchange adjustments	46	51	41	18
Non-recurring and other	20	3	18	7
Income and production taxes	511	351	333	20

Consolidated income and production taxes are as follows:

(US$ millions)	2005	2004 Restated (see note 2)	2004 As reported	2003
Current:				
Federal and provincial income taxes	13	25	27	16
Provincial mining taxes	12	5	5	2
Foreign taxes	269	75	75	35
	294	105	107	53
Future:				
Federal and provincial income taxes	24	32	32	(55)
Provincial mining taxes	12	18	18	4
Foreign taxes	181	196	176	18
	217	246	226	(33)
	511	351	333	20

The components of the future tax asset and future tax liability at December 31, 2005, 2004 and 2003 are as follows:

(US$ millions)	2005		2004 Restated (see note 2)		2004 As reported		2003	
	Legal entities where		Legal entities where		Legal entities where		Legal entities where	
	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets
Future tax assets:								
Property, plant and equipment	–	–	15	–	15	–	–	–
Pensions	14	–	–	–	–	–	1	–
Post-retirement benefits	98	–	–	69	–	69	21	59
Asset retirement obligation	18	13	50	51	50	51	54	30
Reclamation provisions	–		–	–	–	–	–	–
Exploration	66	–	30	15	30	15	15	–
Inventory valuations	3	–	–	10	–	10	3	6
Non capital losses	67	87	74	95	74	95	55	197
Foreign Exchange	–		–	–	–	–	–	–
Research and development	119	–	86	21	86	21	79	16
Other	68	29	167	39	167	39	120	53
	453	129	422	300	422	300	348	361
Future tax liabilities:								
Property plant and equipment	(26)	(1,068)	–	(473)	–	(473)	(30)	(407)
Development and preproduction	(187)	(269)	(5)	(210)	(5)	(210)	(5)	(177)
Foreign exchange	(78)	(2)	(27)	(33)	(27)	(33)	(18)	(9)
Pensions	–	(22)	(6)	(28)	(6)	(28)	(50)	(12)
Asset retirement obligation	–	–	–	–	–	–	–	–
Exploration	–	–	–	–	–	–	(2)	–
Other	(36)	(50)	(92)	(152)	(92)	(152)	(5)	(40)
	(327)	(1,411)	(130)	(896)	(130)	(896)	(110)	(645)
Net future tax asset (liability)	126	(1,282)	292	(596)	292	(596)	238	(284)

During 2004, the Company has non-resident subsidiaries that have tax losses of US$nil (2003 – US$106m) for which no benefit has been recorded. If the tax benefit had been recorded, the amount would have been US$nil (2003 – US$21m).

As of December 31, 2005, the Company had the following net operating loss carry-forwards which are scheduled to expire in the following years:

Year of Expiry	Net Operating Losses (US$ millions)
2006 – 2015	82
2016 – 2025	243
Indefinitely	299
	624

17. Financial Instruments

Falconbridge uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Falconbridge's primary business activities. The fair values of Falconbridge's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year end.

Effective July 1, 2003, Falconbridge's functional currency was changed from the Canadian to U.S. dollar. Following this change, Falconbridge realigned its hedging programs to manage the risk associated with its non-U.S. dollar investments and monetary assets and liabilities, as well as change its cash flow hedging program to now hedge the exposure created by its non-U.S. dollar expenses.

(a) Fixed Forward Price Hedges
Some customers request a fixed sales price instead of the COMEX or London Metal Exchange ("LME") average price in the month of shipment. Falconbridge enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Falconbridge accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

At December 31, 2005, the mark-to-market value of these positions was a gain of US$6m (2004 – gain of US$8m; 2003 – gain of US$9m).

(b) Commodity Hedges
Falconbridge purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale price to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Falconbridge hedges such transactions. The hedge transactions involve the purchase or sale of over-the-counter or LME or COMEX exchange-traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

As at December 31, 2005, the mark-to-market unrealized loss was US$7m (2004 – unrealized loss of US$1m; 2003 – unrealized loss of US$18m).

(c) Hedges of Foreign-denominated Expenditures
Prior to July 1, 2003, Falconbridge managed a foreign currency cash flow hedging program whereby portions of its forecasted U.S. dollar-denominated revenue were hedged with forward foreign exchange contracts with its banks. At December 31, 2002, Falconbridge had forward contracts to sell US$886m maturing over the following 4.5 years, at an average exchange rate of Cdn$1.53. In addition, Noranda's partially-owned subsidiary had also entered into various short-term option contracts which, if exercised, would have resulted in additional sales of US$125m. The mark-to-market value of these positions at December 31, 2002 was a loss of US$40m.

Since Falconbridge's functional and reporting currency is the U.S. dollar, Falconbridge hedges its Canadian dollar costs using foreign currency exchange contracts. When the Canadian dollar strengthens significantly against the U.S. dollar, the increase in value of future Canadian dollar costs is partially offset by gains in the value of the forward currency contracts designated as hedges. Conversely, when the Canadian dollar weakens, the decrease in the value of future Canadian dollar costs is partially offset by losses in the value of the forward currency contracts.

At December 31, 2003, Falconbridge had forward currency exchange contracts to purchase Cdn$1,097m maturing over the next 3.5 years at an average exchange rate of Cdn$1.50. In addition, Falconbridge's partially-owned subsidiary also had option contracts that, if exercised, would result in the purchase of Cdn$29m over the next four months. The mark-to-market value of these positions at December 31, 2003 was a gain of US$110m.

At December 31, 2004, Falconbridge had forward currency exchange contracts to purchase Cdn$510m maturing over the next 2.5 years at an average exchange rate of Cdn$1.44. In addition, Falconbridge's partially-owned subsidiary also had option contracts that, if exercised, would result in the purchase of Cdn$50m over the next twelve months. The mark-to-market value of these positions at December 31, 2004 was a gain of US$71m.

At December 31, 2005, Falconbridge had forward currency exchange contracts to purchase Cdn$12m maturing over the next one and half years at an average exchange rate of Cdn$1.52. The mark-to-market value of these positions at December 31, 2005 was a gain of US$1m.

In addition, Falconbridge maintains a program to hedge its Norwegian Kroner and Chilean Peso expenditures. At December 31, 2005, Falconbridge entered into other short-term forward foreign exchange contracts to hedge its Norwegian and Chilean commitments, whereby it would purchase notional amounts with a U.S. dollar equivalent of US$19m (2004 – US$9m; 2003 – US$81m) and in 2004, entered into various short-term forward foreign option contracts which, if exercised, would have resulted in the purchase of 135 million Norwegian Kroner (2003 – 210 million). At December

31, 2005, the mark-to-market value of these contracts was nominal (2004 – mark-to-market gain of US$4m; 2003 – mark-to-market gain of US$17m).

Falconbridge's operating costs to December 31, 2005 include realized exchange gains from the settlement of various cost hedge contracts of US$63m (2004 – exchange gain in operating costs of US$77m; 2003 – exchange gain in revenue of US$18m and exchange gain in operating costs of US$16m).

(d) Hedge of Net Investment in Foreign Operations
The Company uses forward foreign exchange contracts and foreign-denominated obligations to protect the value of its investments in its self-sustaining foreign subsidiaries.

At December 31, 2003, the Company had outstanding foreign exchange contracts to sell Cdn$82m, maturing over the next eight years, designated as hedges against Canadian dollar net assets. In addition, a series of short-term foreign exchange contracts to sell Cdn$134m are designated as hedges against foreign-denominated monetary assets of the Company. The Company's partially owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$510m as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2003, the unrealised loss on these contracts was $27.

At December 31, 2004, the Company had outstanding foreign exchange contracts to sell Cdn$77m, maturing over the next seven years, designated as hedges against Canadian dollar net assets. In addition, a series of foreign exchange contracts to buy Cdn$40m and sell Cdn$23m are designated as hedges against foreign-denominated monetary liabilities and net monetary assets of the Company. The Company's partially-owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$520m as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2004, the unrealized loss on these contracts was US$75m.

At December 31, 2005, the Company had outstanding foreign exchange contracts to sell Cdn$77 million, maturing over the next six years, designated as hedges against Canadian dollar net assets. In addition, a series of foreign exchange contracts to buy Cdn$516 million are designated as hedges against foreign-denominated monetary liabilities of the Company. As at December 31, 2005, the unrealized loss on these contracts was US$88m.

The Company has also entered into short-term forward foreign exchange contracts to sell £1 million (2004 – £3 million; 2003 – £4 million) and purchase U.S. dollars as a hedge against pounds sterling net assets. At December 31, 2005, 2004 and 2003, the fair value of these contracts approximated their carrying value.

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counterparties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, collateral and other credit mitigation techniques.

18. Commitments and Contingencies

(a) On July 1, 2003, the senior debt of the Antamina project became non-recourse to its sponsors, the Company, BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, upon successful completion of a series of tests and following the delivery of the related certificates to the senior lenders.

(b) As a result of the sale of the CEZ processing facility to the Noranda Income Fund in 2002, the Company entered into a 15-year supply and processing agreement with the Fund. The Company has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at Cdn$0.352/lb of "payable zinc metal." Commencing January 1, 2004, the Processing Fee will be the Processing Fee in the previous year adjusted annually (i) upward by 1% and (ii) upward or downward by 10% of the year-over-year percentage change in the average cost of electricity per megawatt hour for the Processing Facility. "Payable zinc metal" in respect of a quantity of concentrate will be equal to 96% of the assayed zinc metal content in the concentrate under the Supply and Processing Agreement.

The Company has also committed to manage the processing facility through operating and marketing agreements and will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

(c) On October 11, 2005, Inco announced a take-over bid for all outstanding common shares of the Company. The offer was comprised of part cash and part Inco shares. The completion of the take-over bid requires acceptance by 66.66% of all common shareholders of the Company on a fully-diluted basis and is subject to regulatory approvals. The Company would be required to provide for the payment of a fee of up to US$320m to Inco in the event that the acquisition is not completed for certain reasons.

(d) On April 19, 2005, Falconbridge and Barrick Gold entered into a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the agreement, Falconbridge acquired a 50% indirect interest in the Kabanga Project for US$15m and became the operator of the joint venture.

Over the next several years, Falconbridge will fund and conduct a US$50m work plan that will include additional exploration, infill drilling, and technical work to update the resource model for Kabanga.

(e) On December 28, 2005, Falconbridge and its joint-venture partner, *Société Minière du Sud Pacifique S.A.* ("SMSP") acquired a 49% and 51% interest, respectively, in the Koniambo Nickel project. Under the Bercy Accord, Falconbridge assumed responsibility for arranging financing of up to 100% of the project. During 2005, Falconbridge committed to providing at least US$100m for equipment and services relating to the project.

(f) From time to time, Falconbridge is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of Falconbridge's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the consolidated financial statements.

19. Related-party Transactions

(a) Falconbridge's ownership interest in the Noranda Income Fund was 25% during 2005 and 2004. Included in revenues are US$9m (2004 – US$7m; 2003 – US$7m) representing the Company's share of income from the Fund accounted for under the equity method.

Falconbridge has entered into a Supply and Processing Agreement and a Management Service Agreement with the Fund which have contracted Falconbridge to provide concentrate and services to the Fund on a regular basis (see Note 18). Falconbridge has sold US$210m (2004 – US$127m; 2003 – US$79m) of concentrate to the Fund at terms in accordance with the Supply & Processing Agreement. As of December 31, 2005, Falconbridge has a receivable of US$36m (2004 – US$16m; 2003 – US$9m) from the Fund due to the concentrate sold. Falconbridge has also provided US$65m (2004 – US$61m; 2003 – US$46m) of administration, management and operating services to the Fund at their negotiated value. As of December 31, 2005, Falconbridge has a receivable of US$8m (2004 – US$11m; 2003 – US$7m) from the Fund due to the services provided. In addition, Falconbridge has made purchases of US$35m (2004 – US$29m; 2003 – US$57m) of zinc metals and by-products from the Fund at terms that reflect exchange amounts. Falconbridge has sold metals and operating supplies of US$3m (2004 – US$5m; 2003 – US$5m) to the Fund at terms that reflect market rates. Included in accounts payable as at December 31, 2005 is US$11m (2004 – US$8m; 2003 – US$5m) of amounts due to the Fund. Included in accounts receivable as at December 2005 is US$nil (2004 – US$1m; 2003 – US$1m) of amounts due from the Fund.

(b) Falconbridge has undertaken a number of transactions with Antamina in which Falconbridge has a 33.75% ownership interest. Included in raw material costs are purchases of concentrate of US$260m (2004 – US$159m; 2003 – US$49m) from Antamina that are recorded at agreed upon exchange amounts. As of December 31, 2005, Falconbridge has a payable of US$65m (2004 – US$42m; 2003 – US$13m) to Antamina.

During 2004, Falconbridge has made purchases of goods of US$3m (2003 – US$120m) from its affiliates and provided services of US$nil in 2003. These transactions were measured at their exchange amount. As of December 31, 2004, Falconbridge has a payable of US$nil (2003 – US$12m) to its affiliates.

(c) Falconbridge has undertaken a number of transactions with Gramercy in which Falconbridge has a 50% interest. Included in raw material costs are purchases of alumina of US$136m (2004 – US$14m) from Gramercy that are

recorded at agreed upon exchange amounts. As of December 31, 2005, Falconbridge has a payable of US$6m (2004 – US$2m) to Gramercy.

(d) Falconbridge has undertaken a number of transactions with Collahuasi in which Falconbridge has a 44% interest. Included in raw material costs are purchases of copper cathode of US$109m (2004 – US$79m) from Collahuasi that are recorded at agreed upon exchange amounts. As of December 31, 2005, Falconbridge has a payable of US$25m (2004 – US$19m) to Collahuasi.

(e) Falconbridge has entered into short-term financing transactions with affiliates and associates from time to time at market interest rates. Falconbridge has revolving credit facilities totaling Cdn$25m (2003: Cdn$100m, US$75m of which expired in January 2004) with an affiliate, maturing January 2006. As of December 31, 2004, Falconbridge has made no drawdown against the credit facilities.

(f) Brookfield Asset Management Inc. (formerly Brascan Corporation "Brascan"), which was a major shareholder of the Company prior to the acquisition of the former Falconbridge, sold its ownership in the Company in August, 2005. The transactions of the Company with Brascan and its subsidiaries prior to the sale of its ownership were as follows: Falconbridge Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Falconbridge, entered into a power supply contract with Brascan Energy Marketing Inc. ("BEMI"). BEMI, an affiliate of the Company, agreed to provide Aluminum's New Madrid primary aluminium smelter up to 490 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices. Aluminum has purchased US$52m (2004 – US$127m; 2003 – US$73m) under this contract. Upon completion of the contract on June 1, 2005, the contract was not renewed.

(g) Falconbridge has sold certain trade receivables to a securitization trust which is owned by Brascan Financial Corporation for a total of US$315m (2003 – US$20m) in cash, under an agreement that came into effect on November 13, 2003.

(h) Included in accounts receivable are loans receivable from officers of the Company in the amount of US$2m (2004 – US$3m; 2003 – US$3m), secured by collateral that has market values in excess of cost for both years.

(i) The Company has sold certain trade receivables to a securitization trust which is owned by Brascan Financial Corporation for a total of US$4m (2004 – US$315m) in cash, under an agreement that came into effect in November 2003. The arrangement was terminated in October 2005.

Brascan Financial Corporation, a subsidiary of Brascan, provided the Company with a committed credit facility in the principal amount of Cdn$25 million with an expiry date of January 31, 2006. The facility was cancelled after Brascan sold its ownership in the Company in August, 2005.

The above transactions have been recorded at their exchange amounts.

20. Employee Future Benefit Plans

Falconbridge has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

Defined benefit plan assets consist primarily of cash, equity securities and fixed income securities. The defined benefit plan holds less than 1% of its assets in common shares of Falconbridge and its related parties.

Falconbridge's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Falconbridge may determine to be appropriate.

The obligation for benefits and the benefits expenses under these plans are determined through periodic actuarial reports that are based on the following weighted average assumptions:

	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Assumptions used to calculate benefit obligations:				
Discount rate	5.00%	5.75%	5.01%	5.75%
Rate of compensation increase	3.75%	3.61%	3.50%	3.67%
Assumptions used to calculate benefit expense:				
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected long term rate of return on plan assets	7.00%	7.19%	n/a	n/a
Rate of compensation increase	3.50%	3.72%	3.50%	3.67%

	Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Assumptions used to calculate benefit obligations:				
Discount rate	5.76%	5.75%	6.25%	6.25%
Rate of compensation increase	3.65%	3.50%	3.75%	3.50%
Expected long-term rate of return			7.35%	7.00%
Assumptions used to calculate benefit expense:				
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return	7.32%	7.00%	7.35%	7.00%
Rate of compensation increase	3.81%	3.50%	3.75%	3.50%

	Other Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Assumptions used to calculate benefit obligations				
Discount rate	5.80%	5.75%	6.25%	6.25%
Rate of compensation increase	3.67%	na	3.66%	na
Assumptions used to calculate benefit expense:				
Discount rate	6.25%	6.25%	6.75%	6.75%
Rate of compensation increase	3.67%	na	3.66%	na

na: not applicable

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are discounted using rates that reflect the market yields as of the measurement date on high-quality debt instruments with cash flows that match expected benefit payments.

The health care cost trend rate is assumed to be the following:

	December 31, 2005	December 31, 2004
Initial medical trend rate	7.94%	8.44%
Ultimate medical trend rate	4.51%	4.50%
Number of years to reach trend rate	8	9
Initial and ultimate dental trend rate	4.00%	4.00%

	Health Care Cost Trend			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Initial medical trend rate	8.14%	8.50%	8.20%	9.00%
Ultimate medical trend rate	4.52%	4.50%	4.50%	4.50%
Number of years to reach trend rate	9	8	9	9
Initial and ultimate dental trend rate	4.00%	4.00%	4.00%	4.00%

The health care cost trend rate is assumed to start at 8.50% for 2004 for the Company, its partially-owned subsidiaries and joint ventures (2003 – 9%), decreasing to an ultimate medical trend rate of 4.0% by 2012 for the Company, its partially-owned subsidiaries and joint ventures (2003 – 4.0%).

In 2003, Falconbridge ratified new collective agreements at three of its operations. Included in these agreements was an increase in the pension plan benefits that amounts to an average of 15.5% at the end of three years, as well as provisions for early retirements.

In 2004, Falconbridge ratified new collective agreements at four of its operations that had an impact on pension benefits. Included in these agreements was an increase in the pension plan benefits that amounts to an average of 6.5% at the end of three years, as well as provisions for early retirements.

In 2005, Falconbridge ratified new collective agreements at four of its operations. The impact of these agreements on the employee future benefit costs is nominal.

The funded status of Falconbridge's post-employment benefit plans and net accrued benefit asset (obligation) are as follows:

	Pension Benefit Plans								
	December 31, 2005			December 31, 2004			December 31, 2003		
(US$ millions)	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plan assets	966	1,145	2,111	947	921	1,868	714	889	1,603
Benefit obligations	877	1,415	2,292	833	1,202	2,035	580	1,184	1,764
Excess(deficit) of plan assets over benefit obligations	89	(270)	(181)	114	(281)	(167)	134	(295)	(161)
Net accrued asset			228			289			208

	Other Benefit Plans								
	December 31, 2005			December 31, 2004			December 31, 2003		
(US$ millions)	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plan assets	31	–	31	30	–	30	18	7	25
Benefit obligations	27	412	439	24	349	373	16	309	325
Excess(deficit) of plan assets over benefit obligations	4	(412)	(408)	6	(349)	(343)	2	(302)	(300)
Net accrued liability			(330)			277			250

The measurement date used for financial reporting purposes of the plan assets and benefit obligations is December 31, 2005. For material plans, the most recent actuarial valuations filed for funding purposes were prepared as of December 31, 2004, with the exception of the Retirement Annuity Plan which was prepared as of December 31, 2002. With respect to Falconbridge's significant Canadian pension plans, the most recent actuarial valuations required for funding purposes were prepared as of January 1, 2004 and the effective date of the next required funding actuarial valuations is January 1, 2005. Actuarial valuations are generally required every three years. Falconbridge and U.S. Plans have valuations every year.

The change in the funded status of Falconbridge's post-employment benefit plans was as follows:

(US$ millions)	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Change in Benefit Obligation				
Obligation at beginning of year	2,035	1,764	373	325
Current service	29	26	10	8
Benefits paid	(141)	(123)	(21)	(19)
Interest cost on benefit obligation	117	108	21	20
Plan amendments/Transitional obligations	–	4	10	–
Actuarial losses	195	127	33	14
Transfer to other plans	4	–	–	–
Effect of exchange rate change	54	128	14	25
Increase (decrease) due to curtailment/settlement	(1)	1	(1)	–
Obligation at end of year	2,292	2,035	439	373
Change in Plan Assets				
Fair value of assets at beginning of year	1,868	1,603	30	25
Employer and participant contributions	101	107	19	20
Benefits paid	(141)	(123)	(21)	(19)
Surplus paid out to employer	(3)	(2)	–	–
Return on plan assets	224	167	2	1
Transfer from other plans	9	–	–	–
Effect of exchange rate change	53	116	1	3
Fair value assets at end of year	2,111	1,868	31	30
Deficit status of plan at end of year	(181)	(167)	(408)	(343)
Unamortized:				
Past service costs	10	22	(2)	(3)
Transitional asset/obligation	–	–	10	–
Net actuarial losses	399	434	70	69
Accrued benefit asset (liability), net of valuation allowance	228	289	(330)	(227)

	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
(US$ millions)	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly- owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefits Obligation						
Obligation at beginning of year	925	839	1,764	79	246	325
Current service	16	10	26	3	5	8
Benefits paid	(62)	(61)	(123)	(5)	(14)	(19)
Interest cost on benefit obligation	56	52	108	5	15	20
Plan amendments	(2)	6	4	–	–	–
Actuarial losses	71	56	127	–	14	14
Effect of exchange rate change	62	66	128	5	20	25
Increase due to curtailment/settlement	–	1	1	–	–	–
Obligation at end of year	1,066	969	2,035	87	286	373
Change in Plan Assets						
Fair value of assets at beginning of year	951	652	1,603	7	18	25
Employer contributions	28	79	107	5	15	20
Benefits paid	(62)	(61)	(123)	(5)	(14)	(19)
Surplus paid out to employer	(2)	–	(2)	–	–	–
Return on plan assets	104	63	167	–	1	1
Effect of exchange rate change	61	55	116	1	2	3
Fair value assets at end of year	1,080	788	1,868	8	22	30
Surplus (deficit) status of plan at end of year	14	(181)	(167)	(79)	(264)	(343)
Unamortized:						
Past service costs	17	5	22	(2)	(1)	(3)
Net actuarial (gains) losses	178	256	434	(4)	73	69
Accrued benefit asset (liability)	209	80	289	(85)	(192)	(277)

(US$ millions)	December 31, 2003 Pension Benefit Plans Company and wholly-owned subsidiaries	Pension Benefit Plans Partially-owned subsidiaries and joint ventures	Pension Benefit Plans Total	Other Benefit Plans Company and wholly- owned subsidiaries	Other Benefit Plans Partially-owned subsidiaries and joint ventures	Other Benefit Plans Total
Change in Benefit Obligation						
Obligation at beginning of year	738	657	1,395	66	165	231
Current service	13	11	24	2	3	5
Benefits paid	(64)	(58)	(122)	(5)	(13)	(18)
Interest cost on benefit obligation	53	52	105	5	13	18
Plan amendments	22	–	22	–	–	–
Actuarial (gains) losses	35	52	87	(2)	43	41
Effect of exchange rate change	131	131	262	13	35	48
Transfer (to) from other plans	–	1	1	–	–	–
Decrease due to curtailment/settlement	(3)	(7)	(10)	–	–	–
Obligation at end of year	925	839	1,764	79	246	325
Change in Plan Assets						
Fair value of assets at beginning of year	704	481	1,185	7	10	17
Employer contributions	22	65	87	–	18	18
Benefits paid	(64)	(55)	(119)	(2)	(13)	(15)
Return on plan assets	158	40	198	1	1	2
Effect of exchange rate change	134	94	228	1	2	3
Transfer (to) from other plans	(2)	1	(1)	–	–	–
Settlement payments	(1)	(6)	(7)	–	–	–
Actuarial losses	–	32	32	–	–	–
Fair value assets at end of year	951	652	1,603	7	18	25
Surplus (deficit) status of plan at end of year	26	(187)	(161)	(72)	(228)	(300)
Unamortized:						
Past service costs	25	1	26	(2)	1	(1)
Net actuarial (gains) losses	136	213	349	(4)	55	51
Accrued benefit asset (liability)	187	27	214	(78)	(172)	(250)
Valuation allowance	–	(6)	(6)	–	–	–
Accrued benefit asset(liability), net of valuation allowance	187	21	208	(78)	(172)	(250)

Past service costs resulting from plan amendments are amortized over the remaining average service life of active employees. Past service costs from negotiated plan improvements are amortized over the term of the collective agreement.

For most plans, the net actuarial gain (loss) that exceeds 10% of the greater of the benefit obligation and the value of plan assets is amortized over the remaining service period of active employees. Accrued post-retirement benefits asset (liability) is recorded in pension and other provisions.

Falconbridge's post-employment benefit expense included the following components:

(US$ millions)	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Current Year Expenses				
Current service	29	26	10	8
Interest cost on benefit obligation	117	108	21	20
Expected return on plan assets	(133)	(114)	(2)	(1)
Amortization of:				
Past service costs	9	9	–	–
Net actuarial losses	19	17	2	3
Valuation allowance	–	(5)	–	–
Defined benefit expense	41	41	31	30
Defined contribution expense	15	12	–	–
Total expense	56	53	31	30

(US$ millions)	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Reconciliation of defined benefit expense recognized with defined benefits expense incurred:				
Total defined benefit expense recognized	41	41	31	30
Difference between:				
Expected and actuarial return on plan assets	(91)	(53)	–	–
Actuarial losses (gains) amortized and arising	176	111	31	12
Past service costs amortized and arising	(9)	(5)	–	–
Transitional obligation amortized and arising	–	–	10	–
Changes in valuation allowance	–	5	–	–
Total defined benefit expense incurred	117	99	72	42

(US$ millions)	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense Current service, net of employee contributions	16	10	26	2	5	7
Interest cost on benefit obligation	56	52	108	5	15	20
Expected return on plan assets	(68)	(46)	(114)	–	(1)	(1)
Amortization of: Past service costs	7	2	9	–	–	–
Net actuarial losses	4	13	17	–	3	3
Valuation allowance	–	(5)	(5)	–	–	–
Defined benefit pension expense	15	26	41	7	22	29
Defined contribution expenses	4	8	12	–	–	–
Total expense	19	34	53	7	22	29

In 2004, Falconbridge introduced the option for employees to contribute directly to the long-term disability benefit plan.

	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
(US$ millions)	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reconciliation of defined benefit expense recognized with defined benefits expense incurred:						
Total deferred benefit expense recognized	15	26	41	7	22	29
Difference between:						
Expected and actual return on plan assets	(36)	(18)	(54)	–	–	–
Actuarial losses (gains) amortized and actuarial losses (gains) arising	67	44	111	–	12	12
Past service costs amortized and past service costs	(9)	4	(5)	–	–	–
Change in valuation allowance	–	5	5	–	–	–
Total defined benefit expense incurred	37	61	98	7	34	41

In 2002 and 2003, Falconbridge offered certain groups of employees the opportunity to switch from the current defined benefit plan to a defined contribution plan. Pension assets of US$22m were allocated from the defined benefit plan to the defined contribution plan. Regulatory approval was received and the asset transfer was completed in 2005.

	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
(US$ millions)	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	13	11	24	2	3	5
Interest cost on benefit allegation	53	52	105	5	13	18
Expected return on plan assets	(55)	(42)	(97)	–	(1)	(1)
Amortisation of:						
Past services costs	13	3	16	–	–	–
Net actuarial losses	8	14	22	–	2	2
Loss on recognition of a settlement / curtailment	1	2	3	–	–	–
Valuation allowance	–	(1)	(1)	–	–	–
Defined benefit pension expense	33	39	72	7	17	24
Defined contribution expense	6	8	14	–	–	–
Total expense	39	47	86	7	17	24

(US$ millions)	December 31, 2003 Pension Benefit Plans Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Other Benefit Plans Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reconciliation of defined benefit expense recognised with defined benefits expense incurred:						
Total deferred benefit expenses recognised	33	39	72	7	17	24
Difference between:						
Expected and actual return on plan assets	(103)	(32)	(135)	–	–	–
Actuarial losses (gains) amortized and actuarial losses (gains) arising	27	38	65	(2)	41	39
Past service costs amortized and past service costs arising	9	(3)	6	–	1	1
Change in valuation allowance	–	2	2	–	–	–
Total defined benefit expense incurred	(34)	44	10	5	59	64

(US$ millions)	December 31, 2005	December 31, 2004
Effect of 1% increase in assumed health care cost trend rates		
Total of service and interest cost components	3	3
Post-retirement benefit obligation	39	40
Effect of 1% decrease in assumed health care cost trend rates		
Total of service and interest cost components	(2)	(2)
Post-retirement benefit obligation	(31)	(33)

(US$ millions)	December 31, 2004 Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	–	3	3
Post-retirement benefit obligation	3	37	40
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	–	(2)	(2)
Post-retirement benefit obligation	(3)	(30)	(33)

(US$ millions)	December 31, 2003 Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	–	2	2
Post-retirement benefit obligation	3	31	34
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	–	(2)	(2)
Post-retirement benefit obligation	(3)	(26)	(29)

The expected rate of return on plan assets assumption is reviewed annually by management. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

	Pension Benefit Plans		Other Benefit Plans	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Actual asset allocation:				
Equity securities	51%	53%	–	–
Debt securities	48%	47%	100%	100%
Other	1%	–	–	–
Total	100%	100%	100%	100%
Target asset allocation				
Equity securities	54%	56%	–	–
Debt securities	46%	44%	100%	100%
Other	–	–	–	–
Total	100%	100%	100%	100%

	Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Actual cost allocation:				
Equity acquisition	54%	50%	58%	55%
Debt securities	45%	50%	42%	45%
Other	1%	–	–	–
Total	100%	100%	100%	100%
Target asset allocation				
Equity securities	60%	50%	61%	60%
Debt securities	40%	50%	39%	40%
Total	100%	100%	100%	100%

	Other Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Actual asset allocation:				
Debt securities	100%	100%	100%	100%
Target asset allocation				
Debt securities	100%	100%	100%	100%

Cash Flows

Falconbridge made cash contributions during 2005 of US$116m (2004 – US$119m) to pension benefit plans and US$19m (2004 – US$20m) to other benefit plans.

Our best estimate of the amounts we expect to contribute for the year ending December 31, 2006 is US$104m (2005 – US$116m) for pension benefit plans and US$23m (2005 – US$20m) for other benefit plans.

The projected benefit payments from the pension benefit plans and other benefit plans in the next 10 years as at 31 December 2005 are estimated as follows:

(US$ millions)	As at 31 December 2005	
	Pension Benefit Plans	Other Benefit Plans
Benefit payments projection:		
2006	140	24
2007	139	26
2008	139	28
2009	140	29
2010	141	31
2011 to 2015	715	176

(US$ millions)	As at 31 December 2004			
	Pension Benefit Plans		Other Benefit Plans	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Benefit payments projection:				
2005	68	70	5	15
2006	68	66	5	16
2007	69	66	6	17
2008	69	65	6	18
2009	68	65	6	19
2010 to 2014	363	317	34	106

21. Segmented Information

Falconbridge has four operating segments: Copper, Nickel, Zinc and Aluminium. Inter-segment sales and purchases are made at market prices and trade terms. As the products and services in each of the reportable segments, except for Corporate, are essentially the same, the reportable segments have been selected at the level where decisions are made on the provision of resources, capital and where performance is measured. For operations forming part of a reportable segment, performance is measured based on production targets, operating costs incurred and unit operating costs. During preparation of the financial statements, the sales and purchases between segments are eliminated. Operations and identifiable assets by operating and geographic segments are presented below:

(a) Operating Segments

(US$ millions)	Copper	Nickel	Zinc	Aluminium	Other	Total
	Year ended December 31, 2005					
Revenues	4,421	2,146	504	1,077	–	8,148
Operating expenses						
Mining, processing and refining costs	993	810	168	583	(16)	2,538
Purchased raw materials	2,082	574	243	335	1	3,235
Depreciation, amortization and accretion	260	165	33	53	44	555
	3,335	1,549	444	971	29	6,328
Income (loss) generated by operating assets	1,086	597	60	106	(29)	1,820
Interest expense, net						(152)
Corporate and general administration						(80)
Research, development and exploration						(59)
Minority interest in earnings of subsidiaries						(155)
Income before undernoted						1,374
Other income						17
Tax expense						(511)
Net income from continuing operations						880
Loss on discontinued operations, net of tax						(8)
Net income						872
Total assets, excluding cash and cash equivalents	6,087	3,316	385	1,044	700	11,532
Capital investments	258	367	21	56	35	737

(US$ millions)	Copper	Nickel	Zinc	Aluminium	Other	Total
	Year ended December 31, 2004 (Restated)					
Revenues	3,592	1,824	415	935	(2)	6,764
Operating expenses						
Mining, processing and refining costs	803	604	158	420	(9)	1,976
Purchased raw materials	1,882	447	187	388	–	2,904
Depreciation, amortization and accretion	234	136	56	38	29	493
	2,919	1,187	401	846	20	5,373
Income (loss) generated by operating assets	673	637	14	89	(22)	1,391
Interest expense, net						(120)
Corporate and general administration						(66)
Research, development and exploration						(47)
Minority interest in earnings of subsidiaries						(297)
Income before undernoted						861
Other income						84
Tax expense						(351)
Net income from continuing operations						594
Loss on discontinued operations, net of tax						(73)
Net income						521
Total assets, excluding cash and cash equivalents	4,544	2,015	400	1,003	782	8,744
Capital investments	285	316	5	32	28	666

(US$ millions)	Year ended December 31, 2004 (As reported)					
	Copper	Nickel	Zinc	Aluminium	Other	Total
Revenues	3,630	1,835	415	935	163	6,978
Operating expenses						
Cost of operations	841	615	158	420	60	2,094
Purchased raw materials	1,882	447	187	388	101	3,005
Depreciation, amortization and accretion	234	136	56	38	35	499
	2,957	1,198	401	846	196	5,598
Income (loss) generated by operating assets	673	637	14	89	(33)	1,380
Interest expense, net						(119)
Corporate and general administration						(66)
Research, development and exploration						(47)
Minority interest in earnings of subsidiaries						(297)
Income before undernoted						851
Gain net of restructuring costs and other						33
Tax expense						(333)
Net income						551
Total assets, excluding cash and	4,553	1,960	400	1,003	811	8,727
Capital investments	285	316	5	32	28	666

(US$ millions)	Year ended December 31, 2003					
	Copper	Nickel	Zinc	Aluminium	Other	Total
Revenues	2,147	1,298	363	686	163	4,657
Operating expenses						
Cost of operations	710	587	204	388	59	1,948
Purchased raw materials	1,067	280	155	236	84	1,822
Depreciation, amortization and accretion	200	140	64	42	44	490
	1,977	1,007	423	666	187	4,260
Income (loss) generated by operating assets	170	291	(60)	20	(24)	397
Interest expense, net						(129)
Corporate and general administration						(58)
Research, development and exploration						(51)
Minority interest in earnings of subsidiaries						(88)
Income before undernoted						71
Gain on sale of investment net of restructuring costs and other						(28)
Tax expense						(20)
Net income						23
Total assets, excluding cash and cash equivalents, and	4,097	1,722	434	814	631	7,698
Capital investments	326	109	2	22	30	489

(b) Geographic Segments

(US$ millions)	Revenues 2005	Revenues 2004 Restated	Revenues 2004 As reported	Revenues 2003	Capital Assets 2005	Capital Assets 2004 Restated (see note 2)	Capital Assets 2004 As reported	Capital Assets 2003
Canada:								
– Domestic	1,282	1,107	1,116	802				
– Export	2,267	1,997	2,011	1,530				
Canada	3,549	3,104	3,127	2,332	3,521	2,619	2,619	2,456
United States	1,519	1,345	1,507	1,118	706	706	706	602
Chile	1,576	1,308	1,333	652	2,814	1,529	1,529	1,527
Peru	490	270	270	118	643	669	669	721
Other	1,014	737	741	437	826	513	513	432
Total	8,148	6,764	6,978	4,657	8,510	6,036	6,036	5,738

22 Significant Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

Statements of Income (Loss)

(US$ millions)	Years ended December 31 2005	2004 Restated (see note 2 and (b))	2004 As reported	2003
Net income (loss) – Cdn GAAP	872	521	551	23
(Increase)/decrease in interest expenses (b) (n)	13	11	(5)	(4)
Adjustment of certain financial instruments to market (c)	6	(11)	(11)	(14)
Start-up costs and exploration (d)	(91)	(94)	(94)	(40)
Amortization of start-up costs and exploration (d)	6	7	7	14
Stock options (e)	(2)	(1)	(1)	(1)
Pensions and post-employment benefits (f)	2	(2)	(2)	–
Purchase accounting (o)	9	–	–	–
Foreign exchange difference (p)	(10)	11	(4)	(7)
Tax effect of adjustment	28	26	27	19
Net income (loss) – U.S. GAAP before accounting change	833	468	468	(10)
Cumulative impact of change in accounting policy, net of tax (g)	–	–	–	(27)
Net income (loss) – U.S. GAAP	833	468	468	(37)
Net income (loss) per share reported under U.S. GAAP ($):				
Basic earnings (loss) per share	2.34	1.50	1.50	(0.23)
Diluted earnings (loss) per share	2.32	1.48	1.48	(0.23)
Retained earnings (deficit) under U.S. GAAP:				
Balance, beginning of year	80	(258)	(258)	(74)
Net income (loss)	833	468	468	(37)
Dividends:				
Common	(133)	(110)	(110)	(121)
Preferred	(25)	(20)	(20)	(21)
Other (Note 12)	(809)	–	–	(5)
Balance, end of year	(54)	80	80	(258)

Statements of Comprehensive Income (Loss)

(US$ millions)	Years ended December 31 2005	2004 Restated (see note 2 and (b))	2004 As reported	2003
Net income (loss) under U.S. GAAP:	833	468	468	(37)
Other comprehensive income (loss):(a)				
Foreign currency translation adjustments (h) (p)	(2)	19	19	260
Unrealized gains (loss) on long-term investments (i)	7	1	1	7
Derivative financial instruments:(c)				
Net amount reclassified into earnings	(60)	(52)	(52)	(15)
Net changes associated with current period hedging	–	27	27	138
Additional minimum pension liability adjustment (j)	95	(19)	(19)	58
Tax effect of adjustments on comprehensive loss	(11)	10	10	(89)
Other comprehensive income (loss) – U.S. GAAP(a)	29	(14)	(14)	359
Comprehensive income under U.S. GAAP (a)	862	454	454	322

(a) Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income comprises net earnings and other comprehensive income where other comprehensive income ("OCI") is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

(b) Effective January 1, 2005, Falconbridge retroactively adopted the amended standard CICA 3860 *Financial Instruments – Presentation and Disclosure*. Further disclosure regarding the convertible debentures is presented in Notes 2 (a) and 11.

Under U.S. GAAP, the entire amount of interest payments on the convertible debentures is accounted for as interest expense. Comparative figures for the year ended December 31, 2004 have been adjusted to reflect this change in accounting policy under Canadian GAAP.

Prior to January 1, 2005 Falconbridge accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

(c) Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are realized. U.S. GAAP, specifically under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" (together, "FAS 133"), requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in OCI and then is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Fair Value Hedges

Falconbridge has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. These hedging instruments were effective during 2005 and 2004. During the year ended December 31, 2004,

the Company recognized a net loss of US$nil (2003 – US$16m) related to the ineffective portion of these hedging instruments.

Cash Flow Hedges
Falconbridge has chosen to designate its foreign currency-denominated revenue hedges and foreign currency-denominated expenditure hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurred during 2005, 2004 and 2003. At December 31, 2005, the Company does not expect to reclassify any amount of net losses (2004 – US$55m of net gains; 2003 – US$55m of net gains) on derivative instruments from accumulated OCI to earnings during the next 12 months according to contract settlement dates.

Hedges of Foreign Net Assets
During the year ended December 31, 2005, the Company recognized a net loss of US$5m (2004 – US$6m), included in other comprehensive income, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

During the year ended December 31, 2004, the Company recognized a net loss of US$6m (2003 – net gain of US$288m), included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges
For all other derivative instruments, Falconbridge has chosen not to designate them as hedging instruments.

(d) Under Canadian GAAP, Falconbridge capitalizes exploration costs when sufficient pre-feasibility work indicates that future mine production is reasonably certain and capitalizes costs incurred during the start-up phase of a project until commercial production commences. Under U.S. GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Statement of Position 98-5 requires start-up costs to be expensed as incurred. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods. Further a difference in depreciation expense arises due to the earlier commencement of depreciation under U.S. GAAP.

(e) Effective January 1, 2002, Falconbridge prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" whereby compensation expense for options granted or modified after January 1, 2002 is measured at fair value at the grant date or modification date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted or modified.

Prior to June 30, 2002, Falconbridge's stock option plan allowed for, at the option of the holder, the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such a feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

On June 30, 2002 Falconbridge's stock option plan was modified to remove the cash settlement feature. As a result under U.S. GAAP additional compensation expense is being recognized over the remaining vesting period of these modified options to the extent that the fair value of the options outstanding on the modification date exceeded the previously recorded compensation expense of these options.

Under Canadian GAAP, there is no requirement to account for options that contain a cash settlement feature when the cash settlement feature is removed by June 30, 2002.

(f) Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets. As a result, a difference between U.S. and Canadian GAAP has been recorded for the effects of recognizing a pension valuation allowance and changes therein under Canadian GAAP. Further differences result from the different transition rules and timing of the adoption of the current U.S. and Canadian standards for post-employment costs.

(g) Effective January 1, 2003, Falconbridge adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase capital assets by US$70m, increase deferred credits by US$97m, decrease future tax liability by US$5m and increase minority interest in subsidiaries by US$5m, with a one time after-tax charge to net earnings of US$27m (loss of US$0.1 per share). Canadian GAAP adopted the same accounting rule, effective January 1, 2004. Comparative figures for the year ended December 31, 2003 have been adjusted to reflect the re-measurement of the asset retirement obligation under Canadian GAAP.

In accordance with the standard, the Company has not included any provision for reclamation costs associated with assets of indeterminate lives, in particular metallurgical plants, as their lives cannot be reasonably estimated nor reclamation obligations determinable.

(h) Under U.S. GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded in OCI. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative translation adjustment.

(i) U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of OCI.

(j) U.S. GAAP requires the recognition of an additional minimum pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded no greater than the unrecognized prior service costs, with any difference recorded as a reduction in accumulated OCI.

(k) U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. A joint venture is qualified for the accommodation if it is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. The joint ventures that the Company has proportionately consolidated for the reporting periods are Antamina, Collahuasi, Magnesium, Louvicourt, and Gramercy. All of the Company's joint ventures qualify for the accommodation as their significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. Consequently, the consolidated balance sheets, statement of income, and cash flow statements have not been adjusted to restate the accounting for these joint ventures under U.S. GAAP. If the Company was not granted the accommodation, the equity accounting method would be used to account for the investment in Antamina, Collahuasi, Louvicourt, Magnesium and Gramercy. Compared to proportionate consolidation, equity accounting would result in no impact to the net income reported in the U.S. GAAP income statement reconciliation. In terms of the U.S. GAAP balance sheet, each item on the balance sheet would be adjusted to exclude the Company's share of these joint ventures' assets and liabilities. Included in investments and other assets would be the Company's share of the joint ventures' net assets. The U.S. GAAP cash flow statement would need to be adjusted to correspond with the adjustments on the balance sheet

Additional information concerning the Company's interests in these five joint ventures is presented in Note 6, including the Company's share of the assets, liabilities and equities, revenues, expenses and cash flows for the years ended December 31, 2005 and 2004.

(l) U.S. GAAP does not permit the subtotal of cash from operations before net changes in non-cash working capital. The various subtotals presented on the statement of income (loss) under Canadian GAAP are not permitted under U.S. GAAP.

(m) In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (VIEs). As a result, Falconbridge determined that the

securitization trust (note 16e) was a VIE of which Falconbridge was the primary beneficiary. FIN 46-R requires that Falconbridge consolidate entities that are considered to be VIEs and that it is the primary beneficiary of. Under Canadian GAAP, the securitization trust would not have been consolidated. This difference resulted in adjustments to the consolidated balance sheet, but did not result in any adjustments to net income.

(n) Under Canadian GAAP, capital stock redeemable at the option of the holder must be recognized as debt and the related dividend payments are recognized as interest expense. Under U.S. GAAP, only capital stock that is mandatorily redeemable for assets of the Company must be recognized as a debt. Since the Company does not have an unconditional obligation to redeem Preferred Shares Series H for assets of the Company (Note 12), the Preferred Shares Series H have been classified as equity under U.S. GAAP and dividend payments on the Preferred Shares Series H have been recognized as a reduction in retained earnings.

Since Preferred Shares Series H is denominated in Canadian dollars, its redeemable value is determined by the foreign exchange rate at the end of the reporting period and is subject to changes at different reporting periods. Under U.S. GAAP, the change in its redeemable value from foreign exchange translation is amortized directly to the retained earnings over the period to the earliest redemption date. As the Preferred Shares Series H is considered a liability under Canadian GAAP, changes in value resulting from fluctuations in foreign exchange rates are recognized immediately into income.

(o) Under U.S. GAAP, the book value of the net assets acquired from the business combination as mentioned in Note 3 are different from their book values under Canadian GAAP. The difference in book values arose from the historical accounting differences between U.S. GAAP and Canadian GAAP for the acquired company prior to the business combination. While the preliminary fair values of the assets acquired and liabilities assumed from the business combination are the same under both U.S. GAAP and Canadian GAAP, the difference in their book values results in a difference in preliminary fair value increments allocated to the assets and liabilities under U.S. GAAP and Canadian GAAP. The difference in fair value increments under U.S. GAAP and Canadian GAAP creates a reduction of US$4m in mining, processing and refining costs and a reduction of US$5m in interest expense under U.S. GAAP after the business combination.

(p) Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the foreign cumulative translation adjustment is recognized into income when there has been a reduction in the net investment which results from a reduction in the equity of a foreign operation as a result of certain capital transactions, such as dividend distributions. Under U.S. GAAP, no gain or loss would be recognized unless substantially all of the investment was liquidated.

The following summarizes the adjustments to the Company's balance sheets and cash flow statements in order to conform to U.S. GAAP.

Balance Sheet

(US$ millions)	Years ended 31 December							
	2005		2004 Restated (see note (b))		2004 As reported		2003	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets:								
Accounts receivable (c) (o)	1,007	1,023	948	979	931	940	576	591
Investments and other assets (c) (i)	307	315	324	381	324	508	205	532
Capital assets (d) (o)	8,510	8,170	6,036	5,614	6,036	5,614	5,738	5,462
Liabilities:								
Accounts and taxes payable (c) (o)	1,691	1,724	1,265	1,338	1,248	1,294	903	1,007
Long-term debt (b) (c) (n) (o)	3,474	3,359	2,858	2,743	2,638	2,809	2,893	3,045
Deferred credits (c) (f) (o)	659	753	595	791	595	857	539	809
Future income tax liability (asset) (o)	1,156	969	304	138	304	138	46	(57)
Minority interest In subsidiaries	54	51	1,197	1,028	1,197	1,028	919	822
Shareholders' Equity:								
Retained earnings (deficit)	154	(54)	231	80	288	80	(130)	(258)
Capital stock (e) (n)	4,600	4,747	2,306	2,440	2,405	2,440	2,382	2,415
Equity element of convertible debentures (b)	37	–	42	–	89	–	84	–
Currency translation adjustment (h)	240	–	263	–	280	–	264	–
Accumulated other comprehensive income	–	198	–	169	–	169	–	183

Cash Flow Statement

(US$ millions)	Years ended 31 December							
	2005		2004 Restated		2004 As reported		2003	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Operating activities	1,635	1,552	1,184	1,089	1,191	1,097	413	376
Investment activities	(671)	(580)	(555)	(460)	(555)	(460)	(543)	(521)
Financing activities	(962)	(970)	(246)	(246)	(253)	(254)	338	353
Cash generated	2	2	383	383	383	383	208	208
Cash and cash equivalents, beginning of year	884	884	501	501	501	501	293	293
Cash and cash equivalents, end of year	886	886	884	884	884	884	501	501

Impending Accounting Changes

Canadian GAAP

In 2003, the CICA amended Handbook Section 3860, "Financial Instruments – Disclosure and Presentation" ("CICA 3860"), to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Company's Convertible Debentures will be presented as liabilities, with the exception of the equity value ascribed to the holder's option to convert certain of the Convertible Debentures into Common Shares, and the related liability carrying costs will be presented as a charge to net income. The amendments to CICA 3860 will have no impact on basic or diluted earnings per share.

In 2004, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. AcG-15 is effective for the

Company's 2005 fiscal year and harmonizes Canadian GAAP with U.S. GAAP accounting for variable interest entities. As a result, the disclosures for U.S. GAAP related to the VIEs will also be required for Canadian GAAP in 2005.

In January 2005, the CICA approved Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments – Recognition and Measurement", and 3865, "Hedges", and 3251, "Equity". The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for the Company in the first quarter of 2007, but earlier adoption is permitted.

The standards require that all financial assets be classified as trading, available-for-sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables and investments intended to be held to maturity, which should be measured at amortized cost.

Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.

Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.

The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.

Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value derivative instruments is offset in earnings against the changes in fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon de-recognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.

Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders' equity (net of tax), and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations. The Company is presently evaluating the impact of these new standards.

United States GAAP

In 2002, the Company adopted FAS 123 on a prospective basis. In December 2004, an amended Statement of Financial Accounting Standard No. 123 "Share-Based Payment" was issued, which may require the Company to apply a different method for valuing awards of stock options. Beginning in 2005, the Company will have to expense all stock options, including the remaining unrecognized compensation relating to options granted on or before December 31, 2001.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an Amendment of ARB No. 43, Chapter 4." This standard provides clarification that abnormal amounts of idle facility expense, freight handling costs, and spoilage should be recognized as current-period charges. The provisions of this standard are effective for inventory costs incurred during 2006.

In March 2005, the FASB ratified the consensus in EITF 04-06 which concludes that a mining company's costs incurred during production for the removal of overburden and waste material from a mine, in order that the underlying mineral deposit may be extracted (production-related stripping costs), should be considered variable production costs included in

the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 does not address the accounting for stripping costs incurred during the pre-production phase of a mine. As is current general practice, those costs may continue to be accounted for as mine development expenditures subject to capitalization and amortization over the life of the mineral deposit benefited from the expenditure.

The above U.S. GAAP standards are effective for the Company beginning January 1, 2006. The Company is presently evaluating the impact of these new standards.

23. Subsequent Event

The Company announced on March 16, 2006 that it intends to redeem a total of 20,000,000, or US$500m, of its outstanding junior preference shares. The junior preference shares will be redeemed on April 16, 2006 from holders of record on March 22, 2006. The Company intends to utilize its internal cash resources to fund the redemption.

Definitions and Glossary of Technical Terms

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Definitions and Glossary of Technical Terms

Definitions

"2005 Xstrata Interim Report" the unaudited interim report of Xstrata for the six-month period ended 30 June 2005

"2006 Xstrata Interim Report" the unaudited interim report of Xstrata for the six-month period ended 30 June 2006

"2010 Convertible Bonds" the 3.95% Guaranteed Convertible Bonds due 2010 issued by Xstrata Capital

"2017 Convertible Bonds" the 4.00% Guaranteed Convertible Bonds due 2017 intended to be issued as soon as reasonably practicable after the date of this document by Xstrata Capital

"2017 Convertible Debenture" the 4.00% Guaranteed Convertible Debenture due 2017 issued by Xstrata Capital

"Acquisition Facilities" the acquisition facilities provided under the Acquisition Facilities Agreement

"Acquisition Facilities Agreement" the acquisition facilities agreement, details of which are provided in paragraph 22.9 of Part VIII – "Additional Information – Material contracts"

"Acquisitions" the Cerrejón Acquisition, the Falconbridge Acquisition and the Tintaya Acquisition

"Admission" admission of the New Shares, nil paid, to (i) the Official List, and (ii) trading on the London Stock Exchange's markets for listed securities

"African Carbon Group" the business group comprising the four operating companies African Fine Carbon (Proprietary) Limited, African Carbon Manufacturers (Proprietary) Limited, African Carbon Producers (Proprietary) Limited and African Carbon Union (Proprietary) Limited, in respect of which Xstrata South Africa has a controlling interest as the sole shareholder of Egalite Investments (Proprietary) Limited and International Carbon Holdings (Proprietary) Limited

"Alloys Business" the business of the Enlarged Xstrata Group comprising its chrome and vanadium operations as further described in Part IV – "Information on the Former Xstrata Group's Business – Alloys Business summary"

"Alumbrera Ore Reserves and Mineral Resources Report" the reserves and mineral resources report published by Xstrata on 30 June 2006 in respect of the Bajo de la Alumbrera operation in Argentina in which the Enlarged Xstrata Group has a 50% interest and included in paragraph 2 of Part IX – "Ore Reserves and Mineral Resources Information – Alumbrera Ore Reserves and Mineral Resources Report"

"Aluminum Business" the business of the Enlarged Xstrata Group comprising its aluminium operations as further described in Part V – "Information on the Falconbridge Group's Business – Aluminum Business summary"

"Anglo American" Anglo American Plc

"Antamina" Compañía Minera Antamina S.A., a company incorporated in Peru with limited liability

"Argentine pesos" or "ARS" the lawful currency of Argentina

"ARM" African Rainbow Minerals Limited, a company incorporated in South Africa with limited liability

"ARM Coal"	ARM Coal (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Arrangement"	the capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with the Former Xstrata Group's acquisition of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the MIM Rights Issue
"Articles"	the articles of association of Xstrata which are described in paragraph 9 of Part VIII – "Additional Information – Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules"
"associated undertaking"	has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act
"Asturiana"	Asturiana de Zinc, S.A., a company incorporated in Spain with limited liability
"Audit Committee"	the committee described in paragraph 14 of Part VIII – "Additional Information – Corporate governance and board practices"
"Australia "	the Commonwealth of Australia
"Banks"	Deutsche Bank, JPMorgan Cazenove and JPMSL
"Barclays"	Barclays Bank PLC
"Barlow Jonker"	Barlow Jonker Pty Ltd
"Batiss"	Batiss Investments Limited
"BHP Billiton"	BHP Billiton plc and/or BHP Billiton Limited as the context may acquire
"Bloomberg"	Bloomberg Financial Markets
"Brascade"	Brascade Corporation
"Brookfield"	Brookfield Asset Management Inc., a company formerly known as Brascan Corporation
"Brook Hunt"	Brook Hunt & Associates Limited
"Business Day"	any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales or in the Swiss Canton of Zug and Zurich
"Canada"	Canada, its territories and its possessions
"Canadian dollars" or "C$" or "Cdn$"	the lawful currency of Canada
"Canadian GAAP"	accounting principles generally accepted in Canada
"CC&R"	Canadian Copper and Recycling, a division of the Falconbridge Copper Business
"CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate, amongst other things, the deposit and withdrawal of securities
"Cerrejón"	the Cerrejón coal mining operation in Colombia carried on by the Cerrejón Operating Companies
"Cerrejón Acquisition"	the acquisition, which completed on 12 May 2006, by the Former Xstrata Group of the Cerrejón Business pursuant to the Cerrejón Acquisition Agreement

"Cerrejón Acquisition Agreement"	the sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition, pursuant to which the Cerrejón Purchasers purchased, and the Cerrejón Vendors sold, and procured the transfer of, the entire issued share capital of the Cerrejón Xstrata Group Companies and the share held by a Glencore nominee in one of the Cerrejón Operating Companies
"Cerrejón Bridge Facility"	the bridge facility provided under the Cerrejón Bridge Facility Agreement
"Cerrejón Bridge Facility Agreement"	the bridge facility agreement, details of which are provided in paragraph 22.13 of Part VIII – "Additional Information – Material contracts"
"Cerrejón Business"	the Enlarged Xstrata Group's one-third interest in Cerrejón held through the Cerrejón Xstrata Group Companies
"Cerrejón Operating Companies"	CMC Coal Marketing Ltd, Cerrejón Zona Norte S.A., Carbones del Cerrejón LLC and Cerrejón Coal (Bermuda) Limited
"Cerrejón Purchasers"	Xstrata Coal South America and Xstrata Coal Marketing
"Cerrejón Vendors"	Glencore International and Seez Trading
"Cerrejón Xstrata Group Companies"	Tironimus AG, Xstrata Cerrejón Limited and Perly Ltd
"certificated" or "in certificated form"	an Ordinary Share or other security (as appropriate) not in uncertificated form
"Chairman"	the chairman for the time being of Xstrata
"CHF" or "Swiss Francs"	the lawful currency of Switzerland
"Chilean pesos" or "CLP"	the lawful currency of Chile
"Chrome Business"	the business of the Enlarged Xstrata Group comprising its chrome operations as further described in Part IV – "Information on the Former Xstrata Group's Business – Alloys Business summary – Chrome operations"
"City Code"	the City Code on Takeovers and Mergers
"Closing Date"	the last date for acceptance and payment in full in respect of Nil Paid Rights, which is expected to be Friday, 27 October 2006. Pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the date specified as the expected latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus
"Coal Business"	the business of the Enlarged Xstrata Group comprising the coal operations in Australia, South Africa and Colombia as further described in Part IV – "Information on the Former Xstrata Group's Business – Coal Business summary"
"Collahuasi"	Compañía Minera Doña Inés de Collahuasi S.C.M., a company incorporated in Chile with limited liability
"Colombian pesos"	the lawful currency of Colombia

"Combined Code"	the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Xstrata"	Xstrata plc, a public limited company incorporated in England and Wales
"Competition Act (Canada)"	the Competition Act (Canada), as amended
"Copper Business"	the business of the Enlarged Xstrata Group comprising the Former Xstrata Group Copper Business and the Falconbridge Copper Business
"CREST"	the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CREST Shareholders"	means Shareholders holding Ordinary Shares in uncertificated form
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"CRU"	CRU Strategies Limited
"CSFB Equities"	Credit Suisse First Boston Equities Limited
"CSSEL"	Credit Suisse Securities (Europe) Limited
"Debt Bridge Facility"	the bridge facility under the Debt Bridge Facility Agreement
"Debt Bridge Facility Agreement"	the debt bridge facilities agreement, details of which are provided in paragraph 22.9 of Part VIII – "Additional Information – Material contracts"
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors" or "Xstrata Directors" or "Board" or "Board of Directors"	the Executive Directors and Non-Executive Directors of Xstrata as at the date of this document
"Disclosure Rules"	the Disclosure Rules of the Financial Services Authority
"Duiker"	Duiker Mining (Proprietary) Limited, a company incorporated in South Africa with limited liability

"Duiker Group"	Duiker and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"EBIT"	earnings before interest and taxation and, when used in Part III – "Unaudited Pro Forma Financial Information", profit before interest and taxation
"EBITDA"	unless otherwise indicated, when used in relation to the Former Xstrata Group, net profit or loss from continuing operations before interest, tax, depreciation and amortisation, when used in relation to the Falconbridge Group, net income from continuing operations before interest, taxation, depreciation, amortisation, and accretion, net restructuring costs and minority interest earnings of subsidiaries and, when used in Part III – "Unaudited Pro Forma Financial Information", profit before interest, taxation, depreciation and amortisation
"ECMP"	Xstrata's independently managed equity capital management programme, under which up to 10% of the issued share capital of the Company can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Enlarged Xstrata Group
"Enex"	Enex Resources Limited (now known as Xstrata Coal Investments Australia Pty Limited), a company incorporated in Australia with limited liability
"Enex Group"	Enex and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"Enlarged Share Capital"	the issued ordinary share capital of the Company as it will be immediately following the New Shares Issue assuming the maximum number of New Shares are issued under the Rights Issue
"Enlarged Xstrata Group"	the Former Xstrata Group as enlarged by the Falconbridge Group
"Equity Bridge Facility"	the bridge facility provided under the Equity Bridge Facility Agreement
"Equity Bridge Facility Agreement"	the equity bridge facility agreement, details of which are provided in paragraph 22.9 of Part VIII – "Additional Information – Material contracts"
"Equity Refinancing Amount"	the amount to be raised in connection with the Standby Equity Underwriting Letter
"Eskom"	Eskom Holding Limited, the South African State-owned electricity utility
"EU"	the European Union
"Euro" or "€"	the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended
"Executive Directors"	the executive Directors of Xstrata
"Existing Shares"	the existing issued Ordinary Shares
"Expiry Time"	the expiry time from time to time under the Xstrata Offer

"ex-rights date"	Thursday, 5 October 2006
"Falconbridge"	Falconbridge Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability
"Falconbridge Acquisition"	the acquisition by the Former Xstrata Group of a majority of Falconbridge Shares on completion of the Xstrata Offer on 15 August 2006 (or, where the context requires, the acquisition by members of the Former Xstrata Group of Falconbridge Shares)
"Falconbridge Amalgamation"	the amalgamation of Noranda and Former Falconbridge which became effective on 30 June 2005 to form the current Falconbridge, upon completion of which, the assets, liabilities and operations of Noranda and Former Falconbridge were combined and managed and operated as an integrated business by Falconbridge
"Falconbridge Copper Business"	the business of the Falconbridge Group comprising its copper operations, including in Peru, Chile, the USA and Canada, as further described in Part V – "Information on the Falconbridge Group's business – Falconbridge Copper Business summary"
"Falconbridge Group"	Falconbridge and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings and, following the Falconbridge Acquisition, the Enlarged Xstrata Group excluding the members of the Former Xstrata Group
"Falconbridge Group Mineral Reserves and Mineral Resources Information"	the mineral reserves and mineral resources information published by Falconbridge in its Annual Information Form dated 22 March 2006 and included in paragraph 3 of Part IX – "Ore Reserves and Mineral Resources Information – Falconbridge Group Mineral Reserves and Mineral Resources Information"
"Falconbridge Shareholders"	the holders of Falconbridge Shares, where the context requires, prior to the completion of the Falconbridge Acquisition
"Falconbridge Shares"	common shares in the capital of Falconbridge, together with the associated SRP Rights while such SRP Rights subsisted
"Falconbridge Special Dividend"	the special cash dividend of C$0.75 per Falconbridge Share declared by the board of directors of Falconbridge on 16 July 2006 and paid by Falconbridge on 10 August 2006 to Falconbridge Shareholders of record at the close of business on 26 July 2006
"Falconbridge Zinc Business"	the business of the Falconbridge Group comprising the zinc mining and zinc concentrate operations as further described in Part V – "Information on the Falconbridge Group's business – Falconbridge Zinc Business summary"
"Falcondo"	Falconbridge Dominicana C. por A., a company incorporated in the Dominican Republic with limited liability
"FIL"	Falconbridge International Limited, a company incorporated in Barbados with limited liability

"Financial Services Authority"	the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the FSMA
"First Facilities"	the facilities under the First Facility Agreement
"First Facility Agreement"	the facility agreement, details of which are provided in paragraph 22.32 of Part VIII – "Additional Information – Material contracts"
"First Falconbridge Shareholder Rights Plan"	the shareholder rights plan adopted pursuant to an agreement dated as of 22 September 2005 between Falconbridge and CIBC Mellon Trust Company, as rights agent, that expired on 22 March 2006, as described in paragraph 22.19 of Part VIII – "Additional Information – Material contracts"
"First Increased Xstrata Offer"	the offer by Xstrata Canada to purchase all of the outstanding Falconbridge Shares not already owned by the Former Xstrata Group for C$59.00 in cash per Falconbridge Share made under the Offer Document as amended and varied by the First Xstrata Notice of Extension and the First Xstrata Notice of Variation
"First Xstrata Notice of Extension"	the notice of extension of Xstrata Canada, dated 7 July 2006, relating to the extension of the Expiry Time of the Xstrata Offer to 8.00 p.m. (Toronto time) on 21 July 2006
"First Xstrata Notice of Variation"	the notice of variation of Xstrata Canada, dated 11 July 2006, relating to the First Increased Xstrata Offer, which increased the cash consideration under the Xstrata Offer from C$52.50 to C$59.00 per Falconbridge Share, removed the condition that 66⅔% of the Falconbridge Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time and further extended the Expiry Time to midnight (Vancouver time) on 21 July 2006
"Former Falconbridge"	Falconbridge Limited, a corporation existing under the laws of the Province of Ontario, Canada with limited liability and a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Former Falconbridge to form Falconbridge on 30 June 2005
"Former Xstrata Group"	Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings, excluding the members of the Falconbridge Group
"Former Xstrata Group Copper Business"	the business of the Former Xstrata Group comprising the copper operations in Australia, Argentina and Peru as further described in Part IV – "Information on the Former Xstrata Group's business – Former Xstrata Group Copper Business summary"
"Former Xstrata Group Ore Reserves and Mineral Resources Report"	the Ore Reserves and Mineral Resources Report published by Xstrata on 1 March 2006 and included in paragraph 1 of Part IX – "Ore Reserves and Mineral Resources Information – Former Xstrata Group Ore Reserves and Mineral Resources Report"
"Former Xstrata Group Zinc Business"	the business of the Former Xstrata Group comprising a zinc mining and smelting operation as further described in Part IV – "Information on the

Former Xstrata Group's business – Former Xstrata Group Zinc Business summary"

"FSMA" the Financial Services and Markets Act 2000, as amended

"fully-diluted" or "fully-diluted basis" with respect to Falconbridge Shares calculated pursuant to the Xstrata Offer, only that number of Falconbridge Shares which would have been outstanding if all rights to acquire Falconbridge Shares had been exercised, but excluding Falconbridge Shares issuable upon the exercise of the SRP Rights and, with respect to Falconbridge Shares calculated pursuant to the Inco Offer, only that number of Falconbridge Shares which would have been outstanding if all rights to acquire Falconbridge Shares had been exercised other than those which were not, and could not in accordance with their terms become, exercisable within 120 days following 10 August 2006 and excluding Falconbridge Shares issuable upon exercise of the SRP Rights

"Fully Paid Rights" rights to subscribe for New Shares, fully paid

"Glencore" Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof

"Glencore Exchangeable Bonds" the US$800,000,000 4.125% guaranteed exchangeable bonds due 2010 issued by Glencore Finance (Europe) S.A. and exchangeable into Ordinary Shares

"Glencore International" Glencore International AG, a company incorporated in Switzerland and with limited liability

"Glencore International Nominees" the Xstrata directors nominated by Glencore, currently being Messrs. Strothotte and Glasenberg

"Glencore Underwriting Letter" the letter dated 30 October 2006 between Glencore International and the Banks pursuant to which Glencore International has irrevocably undertaken to subscribe for certain New Shares on demand by any of the Banks

"Health, Safety, Environment and Community Committee" or "HSEC Committee" the committee described in paragraph 14 of Part VIII – "Additional Information – Corporate governance and board practices"

"HMRC" UK HM Revenue & Customs

"IFRS" International Financial Reporting Standards as adopted by the Council of the EU

"Inco" Inco Limited, a corporation incorporated under the laws of Canada with limited liability

"Inco Offer" the offer by Inco to purchase all of the outstanding Falconbridge Shares made under an offer document issued by Inco dated 24 October 2005, as amended and as extended by Inco's notices of extension dated 14 December 2005, 19 January 2006, 27 February 2006 and 13 July 2006, by Inco's notice of variation dated 29 May 2006 and by Inco's notices of variation and extension dated 29 June 2006 and 16 July 2006. The Inco Offer expired on 28 July 2006 without Inco taking up any Falconbridge Shares

"Inco Support Agreement"	the support agreement between Inco and Falconbridge in relation to the Inco Offer, as amended, as described in paragraph 22.17 of Part VIII – "Additional Information – Material contracts"
"Ingwe"	Ingwe Collieries Limited, a South African subsidiary of BHP Billiton
"Investment Canada Act"	the Investment Canada Act of 1985, as amended
"Issue Price"	the price of 1,265 pence per New Share at which each New Share will be offered pursuant to the Rights Issue
"JANE"	a joint arrangement not creating an entity
"Joint Brokers"	Deutsche Bank and JPMorgan Cazenove
"Joint Sponsors"	Deutsche Bank and JPMorgan Cazenove
"Joint Underwriters"	Deutsche Bank and JPMSL
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"JPMorgan Chase"	JPMorgan Chase Bank, National Association
"JPMSL"	J.P. Morgan Securities Ltd.
"Kagiso"	Kagiso Trust Investments (Proprietary) Limited, a company incorporated in South Africa with limited liability
"KPV"	Kagiso Platinum Venture (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Kroners"	the lawful currency of Norway
"£" or "Sterling" or "GBP" or "pence"	the lawful currency of the United Kingdom
"LIBOR"	London Inter Bank Offering Rate
"LionOre"	LionOre Mining International Ltd.
"LionOre Identified Assets"	certain assets and related operations of Falconbridge previously conditionally agreed to be sold by Falconbridge to LionOre, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility
"Listing Rules"	the Listing Rules of the Financial Services Authority
"London Stock Exchange"	London Stock Exchange plc
"Magnola"	Magnola Metallurgy Inc., a company incorporated in Canada with limited liability
"Market Advisory Agreement"	the agreement entered into between the Former Xstrata Group and Glencore International whereby Glencore International acts as the Enlarged

	Xstrata Group's market advisor with respect to export production of coal, as described in Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore"
"member account ID"	the identification code or number attached to any member account in CREST
"Merafe"	Merafe Resources Limited, a company incorporated in South Africa with limited liability
"MH"	Mototolo Holidngs (Proprietary) Limited, a company incorporated in South Africa with limited liability
"MIM"	MIM Holdings Limited, now known as Xstrata Queensland Limited, a company incorporated in Australia with limited liability which was acquired by the Former Xstrata Group in 2003
"MIM Rights Issue"	the rights issue conducted by the Company in 2003 in connection with the acquisition of MIM
"Minimum Tender Condition"	the condition of the original Xstrata Offer (amended by the First Xstrata Notice of Variation and deleted by the Second Xstrata Notice of Variation) that there shall have been validly deposited under the Xstrata Offer and not withdrawn at the Expiry Time (i) such number of Falconbridge Shares that, together with Falconbridge Shares held by Xstrata Canada and its affiliates (as defined in the OSA), constitutes at least 66⅔% of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Falconbridge Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27
"Mototolo Joint Venture"	the unincorporated joint venture in respect of platinum group metal resources in Mpumalanga Province in South Africa, as described in paragraphs 22.16 and 22.24 of Part VIII – "Additional Information – Material contracts"
"MPRDA"	the South African Mineral and Petroleum Resources Development Act 28 of 2002
"MTM instruction"	Many-to-Many instruction
"n/a"	not applicable
"New Shares"	new Ordinary Shares issued in connection with the Rights Issue
"New Shares Issue"	the issue of the New Shares in connection with the Rights Issue
"Nickel Business"	the business of the Enlarged Xstrata Group comprising its nickel operations as further described in Part V – "Information on the Falconbridge Group's Business – Nickel Business summary"
"Nikkelverk"	Falconbridge Nikkelverk, AS, a company incorporated in Norway with limited liability

"Nil Paid Rights"	rights to subscribe for New Shares, nil paid, provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
"Nominations Committee"	the committee described in paragraph 14 of Part VIII – "Additional Information – Corporate governance and board practices"
"Non-executive Directors"	the non-executive Directors of Xstrata
"Noranda"	Noranda Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability
"NorFalco"	NorFalco LLC, a company incorporated in Delaware, United States with limited liability
"Novicourt"	Novicourt Inc.
"NYSE"	New York Stock Exchange
"OBCA"	the Business Corporations Act (Ontario), as amended
"Offer Document"	the offer and circular delivered to Falconbridge, filed with Canadian provincial securities regulators and mailed to Falconbridge Shareholders by Xstrata Canada and Xstrata (which has been amended and varied by the Variation Documents) pursuant to which Xstrata Canada made the Xstrata Offer to Falconbridge Shareholders
"Official List"	the Official List of the Financial Services Authority
"Ordinary Shares"	ordinary shares of US$0.50 each in the capital of Xstrata
"OSA"	the Securities Act (Ontario), as amended
"OSC"	Ontario Securities Commission
"Outokumpu"	Outokumpu Oyj, a corporation incorporated in Finland with limited liability
"Overseas Shareholders"	Qualifying Shareholders with registered addresses in, or who are citizens, residents or nationals of jurisdictions outside the United Kingdom
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Peruvian GAAP"	accounting principals generally accepted in Peru
"Peruvian Sol"	the lawful currency of Peru
"PFIC"	a passive foreign investment company as described in paragraph 20 of Part VIII – "Additional Information – US taxation"
"Phelps Dodge"	Phelps Dodge Corporation
"Phelps Dodge Inco Combination"	the proposed combination by means of the Phelps Dodge Inco Combination Agreement, pursuant to which Phelps Dodge conditionally agreed to acquire all of the outstanding Inco shares by way of a statutory

	plan of arrangement for C$20.25 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full pro-ration
"Phelps Dodge Inco Combination Agreement"	the combination agreement dated as of 25 June 2006 between Phelps Dodge and Inco (as amended under a waiver and amendment agreement dated 16 July 2006 between Phelps Dodge and Inco and as terminated on 5 September 2006), under which Phelps Dodge and Inco agreed to implement the Phelps Dodge Inco Combination
"Placing"	the placing to institutional investors of 61,994,320 Ordinary Shares announced by the Company on 17 May 2006 consisting of 32,543,344 new Ordinary Shares which were issued by the Company and 29,450,976 Ordinary Shares held by Batiss and sold pursuant to the terms of the ECMP
"Prospectus" or "this document"	this prospectus issued by the Company in respect of the Rights Issue (together with any supplements or amendments thereto)
"Prospectus Rules"	the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Provisional Allotment Letter" or "PAL"	the provisional allotment letter representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa)
"Qualified Institutional Buyer" or "QIB"	means a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act
"Qualifying CREST Shareholders"	Qualifying Shareholders holding Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Shares in certificated form
"Qualifying Shareholders"	Shareholders on the register of members of the Company at the close of business on the Record Date
"Rand" or "ZAR"	the lawful currency of South Africa
"RBS"	The Royal Bank of Scotland plc
"Record Date"	5.00 p.m. London Time (6.00 p.m. Central European Time) on Monday, 2 October 2006
"Registrar"	Computershare Investor Services PLC
"Regulation Q-27"	Regulation Q-27 – *Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marchés financiers (Québec), as amended*
"Regulation S"	Regulation S under the Securities Act

"Regulatory Information Service"	one of the regulatory information services authorised by the Financial Services Authority to receive, process and disseminate regulatory information from listed companies
"Relationship Agreement"	the agreement dated 20 March 2002 between the Company and Glencore International, details of which are provided in Part II – "Information on the Enlarged Xstrata Group – Relationship with Glencore – Relationship with controlling shareholder"
"Remuneration Committee"	the committee described in paragraph 14 of Part VIII – "Additional Information – Corporate governance and board practices"
"Rights Issue"	the offer by way of rights to Qualifying Shareholders to subscribe for New Shares, on the terms and subject to the conditions set out or referred to in Part VII – "Use of Proceeds and Terms and Conditions of the Rights Issue" and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter
"RPM"	Rustenburg Platinum Mines Limited, a company incorporated in South Africa with limited liability
"RTGS"	Real Time Gross Settlement
"Rule 144A"	Rule 144A under the Securities Act
"Rule 61-501"	OSC Rule 61-501 – *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended*
"SEC"	United States Securities and Exchange Commission
"Second Facility"	the facility under the Second Facility Agreement
"Second Facility Agreement"	the facility agreement, details of which are provided in paragraph 22.22 of Part VIII – "Additional Information – Material contracts"
"Second Falconbridge Shareholder Rights Plan"	the shareholder rights plan adopted pursuant to an agreement dated as of 21 March 2006 between Falconbridge and CIBC Mellon Trust Company, as rights agent, that was cease traded on 28 July 2006, as described in paragraph 22.7 of Part VIII – "Additional Information – Material contracts"
"Second Increased Xstrata Offer"	the offer by Xstrata Canada to purchase all of the outstanding Falconbridge Shares not already owned by the Former Xstrata Group for C$62.50 in cash per Falconbridge Share made under the Offer Document as amended and varied by the First Xstrata Notice of Extension, the First Xstrata Notice of Variation and the Second Xstrata Notice of Variation
"Second Xstrata Notice of Extension"	the notice of extension of Xstrata Canada, dated 15 August 2006, relating to the extension of the expiry time of the Xstrata Offer to midnight (Vancouver time) on 25 August 2006
"Second Xstrata Notice of Variation"	the notice of variation of Xstrata Canada, dated 21 July 2006, increasing the consideration under the Xstrata Offer from C$59.00 to C$62.50, deleting the Minimum Tender Condition, providing that the consideration under the Xstrata Offer would not be reduced by the amount of the Falconbridge Special Dividend, making the Xstrata Offer conditional on

	further Shareholder approval at the extraordinary general meeting of the Company held on 14 August 2006 and further extending the Expiry Time to 8.00 p.m. (Toronto time) on 14 August 2006
"Securities Act"	the US Securities Act of 1933, as amended
"Seez Trading"	Seez Trading Corp. Limited, a company incorporated in Bermuda with limited liability
"Senior Executives"	the members of senior management of the Company set out in Part VI – "Directors and Senior Management of Xstrata"
"Shareholders"	holders of Ordinary Shares
"SIS"	SIS SegaInterSettle AG
"SIS System"	the system and/or facilities of SIS for the settlement of transactions in securities
"South Africa"	the Republic of South Africa
"SRP Rights"	rights issued pursuant to the Second Falconbridge Shareholder Rights Plan
"Standby Equity Underwriting Letter"	the standby equity underwriting letter, details of which are provided in paragraph 22.11 of Part VIII – "Additional Information – Material contracts"
"Stark Claimants"	Stark Trading and Shepherd Investment International Ltd
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"Swiss Admission"	the commencement of dealings in New Shares, nil paid, on the SWX
"Swiss Banks"	Credit Suisse, UBS AG, Zürcher Kantonalbank and certain other Swiss banks who are all SIS accountholders and through which certain Swiss Shareholders hold their interests in Ordinary Shares
"SWX"	SWX Swiss Exchange
"Teck Cominco"	Teck Cominco Limited, a corporation incorporated under the laws of Canada with limited liability
"Tintaya"	Xstrata Tintaya S.A. (formerly BHP Billiton Tintaya S.A.), a company incorporated under the laws of Peru with limited liability
"Tintaya Acquisition"	the acquisition, which completed on 21 June 2006, by the Former Xstrata Group of 99.981% of the issued and outstanding shares of Tintaya pursuant to the Tintaya Acquisition Agreement
"Tintaya Acquisition Agreement"	the sale and purchase agreement in relation to the Tintaya Acquisition, details of which are provided in paragraph 22.12 of Part VIII – "Additional Information – Material contracts"
"TSX"	Toronto Stock Exchange

"Trilon"	Trilon International Inc., a subsidiary of Brookfield
"UK Finance Act"	the UK Finance Act 2006
"UK GAAP"	accounting principles generally accepted in the United Kingdom
"uncertificated" or "in uncertificated form"	recorded on the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Underwriters"	Deutsche Bank and JPMSL
"Underwriting Agreement"	the underwriting agreement dated 3 October 2006 between Xstrata and the Banks described in paragraph 21 of Part VIII – "Additional Information – Summary of the terms of the Underwriting Agreement"
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US" or "USA"	the United States of America, its territories and possessions and any state of the United States and the District of Columbia
"US dollars" or "US Dollars" or "US$" or "$US" or "cents"	the lawful currency of the United States
"US$m"	millions of US Dollars
"US GAAP"	accounting principles generally accepted in the United States
"US person"	has the meaning given in Regulation S under the Securities Act
"Vanadium Business"	the business of the Enlarged Xstrata Group comprising the mining, production and conversion of vanadium as further described in Part IV – "Information on the Former Xstrata Group's business – Alloys Business – Vanadium operations"
"Variation Documents"	the First Xstrata Notice of Extension, the First Xstrata Notice of Variation, the Second Xstrata Notice of Variation and the Second Xstrata Notice of Extension
"Xstrata" or the "Company"	Xstrata plc, a public limited company incorporated in England and Wales
"Xstrata AG"	Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger
"Xstrata AG Shares"	ordinary bearer shares in the capital of Xstrata AG with a nominal value of 10 Swiss Francs
"Xstrata AG Share Schemes"	the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger)

"Xstrata Alberta" — 1184760 Alberta Limited, a wholly-owned indirect subsidiary of Xstrata and a corporation incorporated in the Province of Alberta, Canada with limited liability

"Xstrata Annual Reports and Accounts" — the annual reports and accounts prepared by Xstrata for the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005

"Xstrata Canada" — Xstrata Canada Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability

"Xstrata Capital" — Xstrata Capital Corporation A.V.V., a company incorporated in Aruba with limited liability

"Xstrata Coal" — the Coal Business

"Xstrata Coal Marketing" — Xstrata Coal Marketing AG, a company incorporated in Switzerland with limited liability

"Xstrata Coal South America" — Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability

"Xstrata Copper" — the Copper Business

"Xstrata Holdings" — Xstrata Holdings Pty Limited ACN 104 160 689, a company incorporated in Australia with limited liability

"Xstrata IPO" — the initial public offering of Ordinary Shares in Xstrata plc announced on 20 March 2002

"Xstrata LTIP" — the Xstrata Long Term Incentive Plan

"Xstrata Merger" — the merger of Xstrata AG and the Company on 25 March 2002 pursuant to which the Company became the ultimate holding company of the Former Xstrata Group

"Xstrata Offer" — the offer by Xstrata Canada to purchase all of the outstanding Falconbridge Shares not already owned by the Former Xstrata Group made under the Offer Document as amended and varied by the Variation Documents

"Xstrata (Schweiz) AG" — Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability

"Xstrata Share Schemes" — the Xstrata LTIP, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002

"Xstrata SL" — Xstrata Services (UK) Limited, a company incorporated in England and Wales with limited liability

"Xstrata South Africa" — Xstrata South Africa (Proprietary) Limited, a company incorporated in South Africa with limited liability

"Xstrata Zinc" — the Zinc Business

"Zinc Business"	the business of the Enlarged Xstrata Group comprising the Former Xstrata Group Zinc Business and the Falconbridge Zinc Business

Glossary of technical terms

"agglomeration"	binding fine particles together to create coarse particles as part of a mineral processing activity
"anode"	a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process
"anthracite"	a hard coal containing a high percentage of fixed carbon and a low percentage of volatile material
"attributable production"	that part of mine or operation production in which the relevant person has an economic interest. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners
"attributable reserves"	that part of reserves from a mine in which the relevant person has an economic interest. It therefore excludes reserves attributable to minority interests in controlled subsidiaries and the interests of joint venture partners
"attributable resources"	that part of resources from a mine in which the relevant person has an economic interest. It therefore excludes resources attributable to minority interests in the controlled subsidiaries and the interests of joint venture partners
"attributable sales"	that part of sales from a mine or operation in which the relevant person has an economic interest. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners
"bankable feasibility study"	a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production
"bituminous"	a measure of coal rank. It is a measure of the degree of metamorphosis or change from the original plant or vegetative state
"blister copper"	a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes
"brownfield"	brownfield development projects are expansions to existing operations with proximity to existing infrastructure and known geological composition
"calcine"	zinc oxide produced from the roasting of zinc concentrates
"calorific value"	the heat of combustion of a unit quantity of coal. It is expressed in British Thermal Units per pound (Btu/Lbi), kilocalories per kilogramme (kcal/kg) or mega joules per kilogramme (MJ/kg). The gross calorific value includes all heat of vaporisation of water. Net calorific value assumes that all water is in the vapour phase

"capacity"	the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions
"cathode"	a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process
"CGG"	continuous galvanising grade, zinc ingot
"chromite"	$FeCr_2O_4$, the principal chromium ore
"chromitite"	a rock composed chiefly of chromite
"CIM Definition Standards on Mineral Resources and Reserves"	standards for the classification of MRMR estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data. The CIM Definition Standards on Mineral Resources and Reserves were approved by the Canadian Institute of Mining, Metallurgy and Petroleum on 20 August 2000, and updated on 14 November 2004, for the reporting of exploration information, mineral resources and mineral reserves in Canada and are incorporated by reference into NI 43-101
"CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines"	guidelines intended to assist a Qualified Person in the planning, supervision, preparation and reporting of MRMR estimates. All MRMR estimation work from which public reporting will ensue must be designed and carried out under the direction of a Qualified Person in accordance with NI 43-101. Disclosure of MRMR estimates is to be made in accordance with industry standard definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum which have been incorporated by reference into NI 43-101
"coal mine"	an operating mine producing coal
"coke"	bituminous coal from which the volatile components have been removed
"coking coal"	coal used to create coke – which is consumed in the steel reduction process
"COMEX"	The New York Commodity Exchange
"concentrate"	material that has been processed to increase the content of contained material or mineral relative to the contained waste
"continuous miner"	mining machine designed to remove coal from the face with the use of cutting machines and to load that coal into shuttle cars or onto conveyors
"CPT"	carriage paid to
"dilution"	the contamination of ore with barren wall rock. The assay of the ore after mining is frequently lower than when sampled in place

"dmt"	dry metric tonnes
"doré"	a gold-silver alloy, an intermediate product from certain gold mines
"ferrochrome"	an alloy of iron and chromium primarily used as an input to stainless steel making
"ferronickel"	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained
"ferrovanadium"	an alloy of iron and vanadium
"FeV"	Ferrovanadium
"FOB"	free on board
"grade"	the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element
"greenfield"	greenfield development projects are expansions to areas where the Enlarged Xstrata Group does not currently operate
"IAI"	International Aluminium Institute
"inferred mineral resource"[(1)]	part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
"inferred resources"	a mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability
"indicated mineral resource"[(1)]	part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed
"IsaMills"	a high intensity stirred grinding mill developed by Xstrata Technology that significantly increases the efficiency of mineral grinding
"ISASMELT"	a smelting process developed by Xstrata Technogy that has applications for primary and secondary copper and lead smelting, converting, copper/nickel smelting, and treatment of scraps and residues

"ISAPROCESS"	a permanent cathode technology developed by Xstrata Technology for the copper refining industry
"JORC Code"	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
"kg"	kilogramme
"Kidd Process"	a permanent cathode technology developed by the Falconbridge Group for the copper refining industry
"kt"	thousand tonnes
"ktpa"	thousand tonnes per annum
"lb"	English pound equivalent to 0.4536 kilogrammes
"LME"	London Metal Exchange
"longwall"	mining method in which a coal face is mined using a shearer mounted on an armoured chain conveyor that runs along the full length of the coal face. Hydraulic jacks support the roof over the worked-out area. As the longwall face advances, the roof behind the jacks is allowed to cave
"managed", "managed basis" or "managed tonnage basis"	in respect of the Coal Business's operations, the commodities managed by the Coal Business on a total mine basis in respect of those mines that the Enlarged Xstrata Group operates and manages regardless of the Enlarged Xstrata Group's attributable interest in them, except for the Douglas/ Tavistock joint venture managed by Ingwe in respect of which only the Enlarged Xstrata Group's attributable interest of 16% is included
"matte"	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals
"measured mineral resource"(1)	part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity
"measured resources"	the resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence
"mill"	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals
"mineral reserve"(1)	economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of

	reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined
"mineral resource"[1]	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade of quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge
"mineral rights"	the ownership of the minerals on or under a given surface with the right to remove the said minerals
"MRMR"	mineral resource and mineral reserve
"Mt"	million tonnes
"Mtpa"	million tonnes per annum
"MW"	mega watt
"MWh"	mega watt hour
"NI 43-101"	Canadian National Instrument 43-101 – "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators
"NYMEX"	New York Mercantile Exchange
"open cut" or "open pit"	method of mining where overlying strata overburden is removed, and ore is extracted directly, without the use of underground workings as the primary means of extraction
"ore"	a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable
"oz"	troy ounces
"PCI coals"	pulverised coal injection coals
"PGM" or "platinum group metals"	platinum, palladium, rhodium and related metals present in some nickel/copper ores
"pillar"	a portion of a metal or coal deposit left in place in an underground mine to provide support for the roof
"plant"	fixed or moveable equipment required in the process of winning or processing the ore
"pound"	Imperial pound, equivalent to 0.4536 kilogrammes
"probable mineral reserve"[1]	economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining,

	processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified
"probable reserves"	measured and/or indicated resources which are not yet proven but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions
"proved reserves"	measured mineral resources of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions
"proven mineral reserve"[1]	economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified
"project"	a coal deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a coal mine
"prospecting permit"	permission to prospect for minerals from a mineral rights area
"Qualified Person"	defined in NI 43-101 as "an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association"
"recoverable reserves" or "recovery"	where relating to coal, the tonnages of in-situ reserves that are expected to be recovered. i.e. that portion of the seam which will be extracted
"reductant"	an additive used specifically to drive off oxygen in a metallurgical conversion process
"reef(s)"	a layer, vein or lode containing economic mineralisation
"refinery"	a plant where concentrates or matte are processed into one or more refined metals
"reserves"	those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable
"resources"	all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences

"rights" or "surface rights" — the ownership of the surface land under which minerals occur

"roaster" — a furnace which, by applying super-heated air to an ore or concentrate, causes oxidation to take place, allowing the ore or concentrate to be successfully treated

"ROM" or "ROM Reserves" or "run-of-mine" — as mined reserves, taking into account geological losses, mining losses, contamination and as mined moisture adjustments

"royalty" — a share of the product or profit reserved by the owner for permitting another to exploit the property

"SAG-ball grinding" — semi-autogenous grinding and ball milling, a process to reduce rock-sized ore to a suitable size to liberate individual minerals before separation

"saleable reserves" — reserves adjusted for yield losses in the preparation plant (if applicable) and converted to a saleable moisture basis

"SAMREC Code" — South African Code for Reporting of Mineral Resources and Mineral Reserves

"shaft" — a vertical or inclined excavation, commonly from the surface, of limited cross-sectional area compared to its depth. It is used for mining, draining water, ventilation, lowering and hoisting men, product and waste and lowering materials

"SHG" — special high grade, zinc ingot of 99% purity

"skarn" — a mineral deposit at or near a contact between an intrusive body and its host rock

"smelter" — a plant in which concentrates are processed into an upgraded product

"smelting" — thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities speared as lighter slag

"Söderberg" — a type of electrode used for smelting in electric furnaces

"spot price" — the current price of a metal for immediate delivery

"subsidence" — the sinking or settling of material, especially over an underground mining operation

"SX-EW" — solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis

"tailings" — finely ground rock from which valuable minerals have been extracted by milling

"thermal coal" — coal used in generating steam for electricity production

"t" or "tonne" — 1,000 kilogrammes, equivalent to 2,204.62 pounds

"TC/RC" — treatment and refining charge

number of tonnes

tonnes per annum

a chromitite layer in the Bushveld Complex in Mpumalanga, South Africa, which contains economically viable concentrations of PGM

vanadium pentoxide

rock lacking sufficient grade and/or other characteristics or ore to be economic

"wmt" wet metric tonnes

"zinc concentrate" product of flotation process typically ranging in zinc content between 45% and 60%

Note.
(1) NI 43-101 definitions


Part XI
Definitions and

number of tonnes

tonnes per annum

a chromitite layer in the Bushveld Complex in Mpumalanga, South Africa, which contains economically viable concentrations of PGM

vanadium pentoxide

rock lacking sufficient grade and/or other characteristics or ore to be economic

"wmt" — wet metric tonnes

"zinc concentrate" — product of flotation process typically ranging in zinc content between 45% and 60%

Note.
(1) NI 43-101 definitions

"tonnage" number of tonnes

"tpa" tonnes per annum

"UG2" a chromitite layer in the Bushveld Complex in Mpumalanga, South Africa, which contains economically viable concentrations of PGM

"V_2O_5" vanadium pentoxide

"waste" rock lacking sufficient grade and/or other characteristics or ore to be economic

"wmt" wet metric tonnes

"zinc concentrate" product of flotation process typically ranging in zinc content between 45% and 60%

Note

[1] NI 43-101 definitions



Xstrata plc Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com